Form 20-F
period 1999-03-31
INFOSYS TECHNOLOGIES LTD
filed 1999-05-17
CIK 1067491

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
--------------------------------------------------------------------------------

                                    FORM 20-F
(Mark One)

      Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended March 31, 1999

      Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Transition period from ______to ________

                        Commission File Number 333-72195

                          INFOSYS TECHNOLOGIES LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable

                 (Translation of Registrant's name into English)

                           Bangalore, Karnataka, India

                 (Jurisdiction of incorporation or organization)

                          Electronics City, Hosur Road,
                              Bangalore, Karnataka
                                  India 561 229
                                 +91-80-852-0261

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                    Name of Each Exchange on Which Registered

      None                                           Not Applicable

           Securities registered pursuant to Section 12(g) of the Act:

                           American Depositary Shares,
  each represented by one-half of one Equity Share, par value Rs. 10 per share.

                                (Title of class)

                         Securities for which there is a
           reporting obligation pursuant to Section 15(d) of the Act:

                                 Not Applicable

                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 33,069,400 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes |_| No |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17 |_|  Item 18 |X|

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is registered Indian trademark of the company. All other trademarks or tradenames used in this Annual Report on Form 20-F ("Annual Report") are the property of their respective owners.

In this Annual Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States and references to "Rs" or "Rupees" or "Indian Rupees"" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") on March 31, 1999, which was Rs. 42.35 per $1.00. For the convenience of the reader, this Annual Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For historical information regarding rates of exchange between Indian rupees and U.S. Dollars, see "Selected Financial Data--Exchange Rates."

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

                                     Part I
--------------------------------------------------------------------------------

Item 1. Description of Business

      1.1 Company Overview

      The company, one of India's leading information technology ("IT") services companies, utilizes an extensive non-U.S. based ("offshore") infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has eleven state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company's services, which may be offered on a fixed-price, fixed-time frame or time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers ("OSDCs") for certain clients. In each of its service offerings, the company assumes full project management responsibility in order to strengthen client relationships, offer higher value-added services and enhance its profitability. In addition, the company develops and markets certain company-owned software products. As a result of its extensive network of offshore software development facilities, its quality systems, its disciplined processes and its significant investment in people, the company has built a platform from which it has been able to achieve significant growth to date.

      The company's initial public offering ("IPO") was in February 1993 on the Bangalore Stock Exchange and raised approximately $4.4 million in gross aggregate proceeds. To further fund its capital programs, Infosys raised approximately $7.7 million in gross aggregate proceeds in a private placement of shares in October 1994. These shares were purchased by foreign institutional investors, mutual funds as well as Indian domestic financial institutions and corporations. Most recently, in order to partially fund the expansion of its existing Indian facilities and telecommunication infrastructure in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune and to develop new facilities, the company raised approximately $70.38 million in gross aggregate proceeds through its initial U.S. public offering of American Depositary Shares ("ADSs") on March 11, 1999.

      Through its worldwide sales headquarters in Fremont, California and sixteen other sales offices located in the United States, Canada, the United Kingdom, Germany, Japan and India, the company markets its services to large IT-intensive businesses. During fiscal 1999, the company derived 82.0% of its revenues from North America, 9.3% from Europe and 1.7% from India. While the company derives its revenues primarily from the United States, Infosys maintains a diversified client base, with its largest client representing 6.4% of fiscal 1999 revenues. As of March 31, 1999, the company had approximately 115 clients. This diversified client base is comprised primarily of Fortune 500 companies and other multinational companies. As a result of its commitment to quality and client service, the company enjoys a high level of repeat business. For fiscal 1999 and 1998, existing clients from the previous fiscal year generated 90.0% and 83.1%, respectively, of the company's revenues.

      The company was incorporated in 1981 by seven founders who shared a vision to build a world-class IT services organization based on a deeply-held value system, leadership-by-example, and continuous innovation. Six of these original founders have remained with the company, and, together with other members of the company's management council, have pursued their vision by focusing on certain key strategies including: (i) pursuing a world-class operating model; (ii) investing heavily in human resources;
      (iii) focusing on managed software solutions; (iv) capitalizing on a well established offshore development model; (v) maintaining a disciplined focus on business and client mix; and (vi) pursuing growth opportunities. In recognition of its efforts, the company was voted "Best Managed Company" in India by Asiamoney in each of the last three years, was selected as "Company of the Year" by The Economic Times Awards for Corporate Excellence and was awarded the Silver Shield in each of the last three years by the Institute of Chartered Accountants of India as the Indian company with the best presentation of financial statements by a non-financial company. Management believes that this reputation for leadership and innovation and the recognition it has received has been and will continue to be a key competitive advantage, particularly in attracting and retaining the highest quality IT professionals.

      1.2 Subsidiaries and Joint Ventures

      The company also holds a minority interest in Yantra and is a joint venture member of the JASDIC Park Company ("JASDIC") which is an Indo-Japanese consortium founded by Kenichi Ohmae. Yantra's primary objectives are to develop, sell and support software products in the retail and distribution areas. When Infosys established Yantra, it transferred the intellectual property rights in Eagle (now known as WMSYantra), a software solution for warehouse management, to Yantra, for shares of common stock of Yantra. Subsequently, in September 1997, Yantra raised working capital funds from the company and U.S. venture capitalists through a private placement of its convertible preferred stock. In the Fall of 1998, the company sold 1,363,637 shares of Yantra's preferred stock it held to a U.S. venture capital fund based in Boston. As a result of this sale, the company reduced its interest in Yantra to less than one-half of the voting stock of Yantra and therefore, as of October 20, 1998, does not recognize Yantra's performance in the company's financial statements.

      JASDIC was formed as a consortium of several Japanese companies and three Indian companies, including Infosys. JASDIC's primary objectives are to provide high-quality software services from India to the Japanese market. During fiscal 1999, the company invested 24 million Yen in JASDIC with the purpose of promoting the company's strategy of diversifying its geographic customer base.

      1.3 Industry Overview

      In today's increasingly competitive business environment, companies have become dependent on IT not only for efficiency in day-to-day operations, but also as a strategic tool for re-engineering business processes, restructuring organizations and for reacting quickly to competitive, regulatory and technological changes. For these reasons, IT capabilities are particularly critical in certain vertical markets like financial services, utilities and telecommunications that are undergoing rapid deregulation and globalization. As corporations have become increasingly reliant on their IT systems, the technological challenge of managing such systems has increased. IT departments must not only implement new systems based on technologies such as Internet and client/server systems, but maintain and update legacy systems to work with the latest software and hardware, to expand functionality, to recognize and process dates that begin in the year 2000 and to handle other developments such as the conversion to Eurocurrency.

      As businesses have become more dependent on IT, corporate budgets for IT services have grown dramatically. Dataquest has estimated that the worldwide market for IT consulting, development, integration and outsourcing will increase to $291 billion by 2001 from $177 billion in 1998. The need to outsource is particularly acute for companies whose IT staffs lack the requisite skill set and project management capabilities to implement new technologies, yet are reluctant to work solely with outdated technology. As a result, such companies seek third-party IT service providers to implement new technology and support existing legacy systems. Additionally, in many cases, businesses are being forced to outsource IT projects due to the difficulty and expense of recruiting and training sufficient IT staff in a resource-constrained environment. Outsourcing enables businesses to minimize the risks and reduce the time-to-completion of large IT projects by shifting some or all of their IT responsibilities to capable service organizations. In addition to this trend towards outsourcing, the IT services industry has also benefited recently from a significant demand for Year 2000 conversion services.

      Simultaneously with this significant increase in demand for IT services, the supply of qualified IT professionals has decreased in most developed countries, particularly the United States, Western Europe and Japan. According to the United States Department of Education, the number of bachelor degrees in computer science awarded annually at U.S. universities fell by 41.7% from 41,889 in 1986 to 24,404 in 1995. One result of this downward trend is a growing shortage of IT professionals in the United States; the Information Technology Association of America reports that the number of unfilled positions for IT professionals was 346,000 in January 1998 in U.S. companies with more than 100 employees. Furthermore, the United States Department of Commerce has estimated that between 1994 and 2005, U.S. companies will require more than one million new IT professionals to fill the newly created positions and to replace workers who are retiring or are otherwise leaving the IT sector.

      This shortage of IT professionals, along with recent advances in telecommunications and the growing acceptance of telecommuting, has led to the globalization of the market for IT services. It is now well accepted that remote offshore software development and maintenance is possible if the offshore facilities implement world-class physical and technological infrastructure, proven quality processes, project management methodologies and data communications infrastructure to provide video conferencing, the Internet, e-mail and remote computer access. By outsourcing software development and maintenance projects to offshore IT service providers, establishing overseas facilities or joint venturing with foreign partners, companies have been able to access skilled IT professionals in lower cost environments with a large population of English-speaking technical talent.

      India: A Source for Software Services. According to a survey of U.S. software service vendors conducted by the World Bank, India is the leading offshore destination for companies seeking to outsource software development or IT projects. India's National Association of Software and Service Companies ("NASSCOM") estimates that India's export revenue from software, including software services, was approximately $1.8 billion in fiscal 1998 and will reach $4.0 billion by fiscal 2000, contributing to total Indian software industry revenues of approximately $5.9 billion by fiscal 2000.

      There are three key factors contributing to this rapid growth of India's software market. First, India has a large, skilled labor pool that is available at a relatively low labor cost. With over four million engineers, India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, the number of software professionals employed by the Indian software industry has grown from approximately 56,000 in fiscal 1990 to approximately 200,000 in fiscal 1998. In addition, India has more than 1,800 engineering colleges and technical institutes to produce approximately 68,000 graduates annually in IT. This sizable pool of IT talent in India is available to companies worldwide. According to Software Productivity Research, the average annual wage for software professionals in India is approximately 15% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies in the foreseeable future.

      A second key factor driving the Indian software market is the capability of Indian IT firms to produce high quality software deliverables. A NASSCOM analysis of international quality standards of the top 300 Indian software companies showed that 109 had already acquired ISO 9000 or SEI certification, with an additional 76 anticipated to acquire such certification by December 1999. These capabilities have led to the recognition of India's IT talent by companies worldwide. To take advantage of India's high quality IT services at attractive prices, companies worldwide have outsourced their software services needs to India unrestrained by distances or transportation limitations that often handicap Indian manufacturing firms. In fact, the 10 to 12 hour time difference between India and its largest market, the United States, allows work to be carried on by Indian teams on a 24-hour basis, shortening cycle times and improving productivity and service quality.

      The final factor driving the Indian software market is the recognition by the successive Indian governments in recent times of the importance of the IT sector in the Indian economy. In 1991, the Government of India introduced a number of measures to liberalize the economy and address the economic difficulties that India had been facing. These measures included policies to stimulate investment in infrastructure industries and the growing Indian software industry. This commitment to the software sector has been and continues to be pursued by each successive government since 1991. For example, the most recent Government of India established the National Task Force on Information Technology in April 1998 with a mandate to make recommendations that detail policies designed to increase India's IT exports. In addition, software firms benefit from a variety of incentives, such as relief from import duties on hardware, a tax deduction for income derived from software exports, and infrastructure support for companies operating in Software Technology Parks.

      1.4 Strategy

      1.4.1 Business Strategy

      The company's vision is to become a globally respected corporation providing best-of-breed solutions employing best-in-class professionals. In order to achieve this goal, the company focuses on the following key elements of its business strategy:

      Pursue World Class Operating Model. The management believes that one of the most critical factors to the company's success has been its commitment to pursue high quality standards in all aspects of its business, including deliverables to the customers, human resource management, investor relations, planning, finance, physical and technological infrastructure, sales and marketing. In its services and operations, the company achieves quality through rigorous adherence to highly evolved processes, including a detailed approach to planning and execution, multi-level testing and careful tracking and analysis of quality control. The company is certified under the ISO 9001 and TickIT quality standards. In addition, the company has been certified at Level IV of the Capability Maturity Model, a software-specific quality management model developed by the Software Engineering Institute at Carnegie Mellon University. This model defines five levels of process maturity for a software organization. Certification to Level IV has been achieved by only 2% of the more than 1,000 software companies assessed under the Capability Maturity Model. Infosys also adheres to high quality standards in its investor relations. For example, the company was one of the first public Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly-audited Indian financial statements in fiscal 1998.

      Invest Heavily in Human Resources. The company believes that its continued success will depend upon its ability to recruit, train, deploy and retain highly talented IT professionals. Even as the field of software engineering has been attracting the best and brightest Indian students, management believes the company has become, for Indian engineering graduates, one of the most sought after employers. The company focuses its recruiting efforts on the top 20% of the students from the engineering departments of Indian universities and uses a series of tests and interviews to identify the best applicants. In an effort to attract the most highly qualified candidates, the company has spent significant resources in creating a quality work environment. For example, its main facility in Bangalore, which spans five acres, encompasses not only 160,000 sq. ft. of office space but also 150,000 sq. ft. of landscaping, a cafeteria, outdoor sitting area, library and gymnasium as well as tennis, volleyball and basketball courts. Through this campus-like environment, the company fosters a collegial atmosphere and informal culture, which is further promoted by its "open door" operating philosophy where communication and ideas flow freely irrespective of title or tenure. The company also offers its IT professionals challenging assignments, competitive salaries and benefits and one of the first stock option plans adopted by a public Indian company. In addition, the company invests heavily in training, including 14-week training sessions for newly recruited IT professionals as well as a variety of two-week continuing education courses in technology and management skills conducted by a 33-person faculty. As a result of this high level of investment in its people, management believes that the company has become one of the most attractive employers for Indian software professionals and that its attrition rate is significantly below the industry average.

      Focus on Managed Software Solutions. Since its inception, the company has dedicated itself to providing managed software solutions, many of which are offered on a fixed-price, fixed-time frame basis. By taking full project management responsibility in every project, the company provides its clients high quality, cost-effective solutions with low risk. Such services offer the company the opportunity to build client confidence with the potential benefit of enhanced margins. Management believes that by demonstrating the ability to manage and successfully execute large projects, the company is better positioned to become a long-term partner to its clients for all of their software needs. In addition, by retaining project management responsibility, the company accumulates significant industry expertise and continues to develop and refine its software development tools and proprietary methodologies.

      Capitalize on a Well-Established Offshore Development Model. As one of the pioneers of the offshore software development model, the company has made significant investments in its infrastructure and has developed the advanced processes and expertise necessary to manage and successfully execute projects in multiple locations with seamless integration. The company has high levels of project management skills and rigid controls as evidenced by its Level IV Capability Maturity Model certification. This commitment to quality allows the company to successfully execute approximately 80% of its project work in India while maintaining a high level of client satisfaction. These capabilities not only provide significant cost advantages but also shorten the time to deliver a solution to the client. With significant investments in offshore software development facilities, plans to expand significantly its available facilities and plans to hire additional IT professionals, the company believes that it is well-positioned to serve clients globally in a resource-constrained environment.

      Maintain Disciplined Focus on Business and Client Mix. The company provides a wide range of software services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 1999 and fiscal 1998, the company's largest client accounted for 6.4% and 10.5%, respectively, of revenues and its five largest clients accounted for 28.4% and 35.1%, respectively, of revenues. Similarly, the company has endeavored to maintain a balance among its service offerings despite certain trends in the marketplace, in particular, Year 2000 remediation services. This balance is key to ensuring that the technology skill sets of the company's IT professionals remain diversified. Such diversification is critical in not only providing the company the flexibility to adapt to changing market conditions but also attracting and retaining highly skilled professionals who seek the opportunity to continue to learn new technologies.

      1.4.2 Growth Strategy

      From fiscal 1994 to fiscal 1999, the company experienced compounded annual revenue and net income growth rates of 66% and 46%, respectively, and grew from approximately 480 IT professionals to approximately 3,160. The following are the key elements of the company's growth strategy:

      Broaden Service Offerings. To meet all of its clients' IT needs, the company strives to offer a comprehensive range of services by continuously evaluating new and emerging technologies. As a full-service provider, the company believes that it can increase its revenues from existing clients as well as attract new clients. Toward this end, the company has opportunistically expanded its services beyond its core development, maintenance and re-engineering services. For example, the company has recently begun initiatives to develop practices focused on packaged applications implementation, e-commerce and Internet/intranet services. Management believes that these services will increasingly become a significant part of the company's portfolio of services.

      Increase Business with Existing Clients. In fiscal 1999, the company provided software services for more than 115 clients in the United States, Europe and Japan. A key objective of the company's growth strategy is to expand the nature and scope of its engagements with existing clients by both increasing the volume of its projects and expanding the breadth of services offered. Establishing broad, long-term relationships potentially increases the quality and efficiency of the company's service to a particular client since each project performed for a client increases the company's understanding of the client's systems, requirements and business practices. For the same reason, establishing broad, long-term relationships with a client also reduces the company's marketing costs, increases the client's reliance on the company and creates barriers to entry for competitors. The company seeks to foster such relationships by delivering high quality services on time and on budget and, over the course of a relationship, by increasing the integration of its services with the client's internal IT operations. To date, this approach has been highly effective. Despite the company's high rate of growth during the last few years, over 80% of the revenues in fiscal 1999 and 1998 were generated from companies who were clients in the prior fiscal year.

      Develop New Clients. The company pursues several new client development strategies. First, the company offers a broad array of managed software solutions that provide an initial entry into a new client. Second, Infosys believes that it can leverage the industry-specific expertise it has developed in key vertical markets (financial services, manufacturing and distribution, retail, telecommunications and technology) to further develop its portfolio of clients in these targeted markets. This vertical market orientation continues to help Infosys design and develop re-usable software tools and processes which have specific applications to clients in these markets and which can improve the company's efficiency and productivity. Finally, the company intends to expand its global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional regional sales offices and increasing its marketing expenditures. Infosys currently maintains sales and marketing offices in 17 locations and intends to add new offices in North America and Europe. The management believes that increasing the company's geographic presence will enhance its ability to establish and support new client relationships.

      Increase Revenue per IT Professional. To increase its revenue per IT professional, the company continually focuses on building expertise in vertical markets, refining its software development tools and methodologies, and storing and disseminating institutional knowledge in order to improve efficiency and productivity. Additionally, to enhance productivity per IT professional, Infosys continually monitors client accounts for profitability and seeks to select new clients and maintain relationships with existing clients that maximize the company's long-term profit margins. The company's policy is to decline or discontinue projects that do not offer the potential to meet the company's profit margin targets. Finally, the company is seeking to increase the proportion of projects that are undertaken on a fixed-price, fixed-time frame rather than a time-and-materials basis. The management believes that effectively structured fixed-price, fixed-time frame projects benefit the client by reducing the client's risk, while offering the company the potential benefit of enhanced margins for projects that are performed efficiently.

      Expand and Diversify Base of IT Professionals. Management believes that a critical element of the company's growth trategy is its ability to increase its base of IT professionals. To address this issue, the company plans to build new software development facilities in locations where it can access local pools of talent as well as increase the number of professionals employed at its existing locations. In addition, the company is looking to other fields of expertise, such as business school graduates and accountants, for recruiting. Accordingly, the company has approved plans to expand its facilities in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune and elsewhere. The company is also contemplating addition of facilities in the United States, Europe and Asia.

      Pursue Selective Strategic Acquisitions. The company believes that pursuing selective acquisitions of IT services and software applications firms could potentially expand the company's technical expertise, facilitate expansion into new vertical markets and increase the client base. Although no acquisitions are currently being contemplated, the company anticipates that it will seek to identify and acquire companies that have well-developed applications in vertical markets, extensive client bases or proprietary technical expertise and would otherwise complement the company's business.

      1.4.3 The Infosys Offshore Development Model

      The Indian offshore development model was initiated in the mid-1980's as a method of dividing software project activities between a service provider's offshore software development facility and a client's on-site location. This model contains many features that are attractive to IT consumers who are primarily located in the United States, Europe and Japan, including: (i) access to a large pool of highly skilled, English-speaking IT professionals; (ii) relatively low labor costs of IT professionals offshore; (iii) the ability to provide high quality IT services at internationally recognized standards; (iv) the capability to work on specific projects on a 24-hour basis by exploiting time zone differences between India and client sites; and (v) the ability to accelerate the delivery time of larger projects by parallel processing different phases of a project's development. While some U.S. and European companies have commenced their own operations in India, most large corporations have opted to form strategic alliances with local Indian IT companies to reduce the risks and start-up costs of operations in India.

      As one of the pioneers of the offshore development model, Infosys has a long history of successfully executing projects between its clients' sites in North America, Europe and Asia and the company's offshore software development facilities in India. In a typical software development or re-engineering assignment, the company assigns a small team of two to five IT professionals to visit a client's site and determine the scope and requirements of the project. Once the initial specifications of the engagement have been established, the project managers return to India to supervise a much larger team of 10 to 50 IT professionals dedicated to the development of the required software or system. A small team remains at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via satellite to the company's facilities enabling simultaneous processing in as many as four offshore software development facilities. Once the development stage of the assignment is completed and tested in India, a team returns to the client's site to install the newly developed software or system and ensure its functionality. At this phase of the engagement, the company will often enter into an ongoing agreement to provide the client with comprehensive maintenance services from one of its offshore software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of 10 to 20 IT professionals to travel to the client's site to gain a thorough understanding of all aspects of the client's system. The majority of the maintenance team subsequently returns to the offshore software development facility, where it assumes full responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site. By pursuing this model, the company completes approximately 80% of its project work at its offshore software development facilities in India.

      The company's project management techniques, risk management processes and quality control measures enable the company to complete projects seamlessly across multiple locations with a high level of client satisfaction. Certified under ISO 9001, TickIT and at Level IV of the Capability Maturity Model, the company rigorously adheres to highly evolved processes. These processes govern all aspects of the software product life cycle, from requirements to testing and maintenance. The company seeks to prevent defects through its quality program, which includes obtaining early sign off on acceptance test scripts, project specifications and design documents, assigning software quality advisors to help each team set up appropriate processes for each project and adhering to a multi-level testing strategy. Defects are documented, measured, tracked and analyzed, and feedback is provided to the project manager. The company compiles metrics for not only defect density and size, but also actual effort as compared to project estimates, adherence to schedule and productivity. Frequent internal and external audits are conducted to assure compliance with procedures.

      All of these procedures have been continuously refined throughout the company's history of providing its clients with offshore software development services.

      In addition to the processes and methodologies necessary to successfully execute the offshore model, the company has invested significant resources in its infrastructure to ensure uninterrupted service to its clients. The company has invested in redundant infrastructure with "warm" backup sites and redundant telecommunication capabilities with alternate routings to provide its clients with high service levels. Additionally, the company utilizes two telecommunications carriers in India and has installed in its principal facilities multiple international satellite links connecting with network hubs in Fremont, California and in Dedham, Massachusetts. A different ocean cable connecting Europe and the United States serves each of these hubs. Moreover, the company has installed wireless links among its facilities in Bangalore and intends to install wireless links among its other Indian facilities by the end of 1999.

      1.5 Service Offerings and Products

      The company's services include software development, maintenance and re-engineering services as well as dedicated OSDCs for certain clients. In each of its service offerings the company assumes full project management responsibility for each project it undertakes rather than providing supplemental personnel to work under a client's supervision. In addition to its IT services, the company as well as its minority-owned subsidiary, Yantra, also develop and market certain packaged applications software.

      1.5.1 Software Development

      The company provides turnkey software development, typically pursuant to fixed-price, fixed-time frame contracts. The projects vary in size and may involve the development of new applications or new functions for existing software applications. Each development project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation and maintenance. In the early stage of a development project, Infosys personnel often work at a client's site to help determine project definition and to estimate the scope and cost of the project. Infosys then performs design review, software programming, program testing, module testing, integration and volume testing, primarily at its own facilities in India. For example, for a telecommunications client facing deregulation and subsequent declining market share, the company partnered with a specialty marketing firm to design and implement a customer rewards program. Infosys was able to work with both the marketing firm and the client to complete this project within six months, ensuring the system's technical proficiency and enabling the client to reverse the trend of declining market share.

      1.5.2 Software Maintenance

      The company provides maintenance services for large legacy software systems. Maintenance services include minor and major modifications and enhancements (including Year 2000 and Eurocurrency conversion) and production support. Such systems are either mainframe-based or client/server and are typically essential to a client's business, though over time they become progressively more difficult and costly for the client's internal IT department to maintain. By outsourcing the maintenance responsibilities to Infosys, clients can control costs and free their IT departments for other work. The company's IT professionals take an engineering approach to software maintenance, focusing on the long-term functionality and stability of the client's overall system and attempting to avoid problems stemming from "quick-fix" solutions. The company performs most of the maintenance work at its own facilities using satellite-based links to the client's system. In addition, the company maintains a small team at the client's facility to coordinate support functions. Infosys was a pioneer in managing time-zone differences between India and the United States to provide near 24-hour maintenance services. As an example, the IT department of a large retailer with inadequate and inflexible systems was overburdened by both building new systems and maintaining the current legacy infrastructure. The company was able to assume maintenance responsibilities for these systems in a short time frame and reduce maintenance costs to the client by utilizing its offshore facilities.

      1.5.3 Software Re-Engineering

      The company's re-engineering services assist clients in migrating to new technologies while extending the life cycle of existing systems that are rich in functionality. Projects include re-engineering software to migrate applications from mainframe to client/server architectures, to extend existing applications to the Internet, to migrate from existing operating systems to UNIX or Windows NT or to update from a non-relational to a relational database technology. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. As with its other services, the company has developed proven methodologies that govern the planning, execution and testing of the software re-engineering process. For instance, for a nationwide manufacturer and distributor experiencing operating inefficiency with a legacy system installed in its two call centers, the company re-engineered the system to run in a distributed processing environment with front-end Internet browser-based capabilities allowing 24-hour Internet access to the client's distribution systems. As a result, the client was able to consolidate its call center workforce into one location and reduce its workforce by over 50%.

      1.5.4 Dedicated Offshore Software Development Centers

      The company has pioneered the concept of dedicated OSDCs in which a software development team that is dedicated to a single client uses technology, tools, processes and methodologies unique to that client. Each dedicated OSDC is located at a company facility in India and is staffed and managed by the company. Once the project priorities are established by the client, the company, in conjunction with the client's IT department, manages the execution of the project. By focusing on a single client over an extended time frame, the dedicated OSDC team gains a deeper understanding of the client's business and technology and can begin to function as a virtual extension of the client's software team.

      1.5.5 New Services

      The company is also focussed in certain new service areas such as (i) Internet consulting, which includes developing applications for Internet/intranet solutions and e-commerce solutions; (ii) Euro conversion, which assists clients in making their systems Euro compliant; and (iii) engineering services, which include software product design. For example, the company recently developed an integrated e-commerce online shopping site for one of its U.S. clients, which included four different systems and gave the company complete cycle responsibility for the project.

      1.5.6 Software Products

      In addition to the IT services described above, the company develops and markets certain proprietary software applications. BANCS 2000 is an on-line, retail and corporate banking system that offers rich functionality, scalability and flexibility for automation of banking operations. This product is used by banks in emerging markets that seek to implement state-of-the-art banking technology and achieve high levels of client service. BANCS 2000 has been installed at more than 420 bank branches in India, Sri Lanka, Nepal, Indonesia and Tanzania. Through Yantra, the company also develops and markets WMSYantra, an open systems software package for warehouse management.

      1.6 Markets and Sales Revenue

      The company markets its services primarily to large IT-intensive organizations in North America, Europe and Japan. The company focuses on certain market segments, including financial services, manufacturing and distribution, retail, telecommunications and technology. The company provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 1997, fiscal 1998 and fiscal 1999, the company's largest client accounted for 15.6%, 10.5% and 6.4%, respectively, of revenues. Revenues for the last three fiscal years by geographic area are as follows:

      ----------------------------------------------------------------------------------------------------------------------------
      Year ended March 31,                                           1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      North America                                          $ 99,203,989                  $56,211,753                 $31,057,917
      Europe                                                   11,302,791                    6,179,621                   3,256,502
      India                                                     2,051,492                    1,799,368                   3,921,741
      Rest of the world                                         8,396,954                    4,139,219                   1,349,759
      ----------------------------------------------------------------------------------------------------------------------------
                                                             $120,955,226                  $68,329,961                 $39,585,919
      ============================================================================================================================

      1.7 Sales and Marketing

      The company sells and markets its services and products from 17 sales offices located in five countries. In the United States, the company presently has sales offices located in Atlanta, Boston, Chicago, Dallas, Detroit, Fremont, Los Angeles, New York and Seattle. Additionally, the company's international sales offices are located in Canada, Germany, India, Japan and the United Kingdom. With its global sales headquarters in Fremont, California and its corporate marketing group in Bangalore, India, the company's sales and marketing efforts are targeted toward IT-intensive organizations in North America, Europe and Japan. As of March 31, 1999, the company had 29 sales and marketing employees outside of India. To continue this focus on countries with sophisticated IT services needs, the company intends to expand its global sales and marketing infrastructure by opening additional regional sales and marketing offices in North America and Europe. In addition, the company has partnered with Teksels S.A., a Swiss firm, to assist its efforts in Switzerland.

      From its offices located around the world, the company's sales professionals contact prospective clients in developed markets and position the company as a leading IT services provider with operations in India. In many cases, potential clients in their search for offshore IT services providers submit a request for proposal from the leading Indian software firms, including the company. The company's superior management team, quality of work, competence of its IT professionals, and competitive prices are often cited as reasons for the award of competitive contracts. In addition, the company's impressive client references and endorsements as well as its willingness to participate in trade shows and speaking engagements, have helped the company to generate greater awareness for its services. The company believes that its NASDAQ listing and its profile as a public company in the United States will further enhance its corporate marketing efforts.

      The company has focused its sales and marketing efforts on expanding the scope and depth of its relationships with existing clients. Although initially the company may only provide one service to a client, the company seeks to convince the client to expand and diversify the type of services the client outsources to the company. As a result, the company strengthens its relationships with its clients by closely integrating its services with its clients' IT operations. The success of this targeted strategy is reflected in the company's high "repeat" rate of business. Over 80% of the company's revenues in each of the last three fiscal years have been generated from pre-existing clients.

      In marketing certain services, the company has pursued a "branded services" strategy. For example, the company markets its Year 2000 conversion services under the brand name "In2000(R)" so as to highlight the well-developed tool set and proprietary methodology used to deliver these services. By establishing branded services, the company's objective is to enhance the credibility and facilitate the marketing of such services. These brand names also enable the company to market its services to new clients who may already recognize the brand name.

      1.8 Research and Development

      The company has committed and expects to continue to commit in the future, a material portion of resources to research and development. Research and development efforts are focused on development and refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process, and the adoption of new technologies. The company's research and development expenses for fiscal years 1999, 1998 and 1997 were $2.8 million, $1.8 million and $2.1 million, respectively which represents approximately 2.3%, 2.6% and 5.3% of total revenues, respectively.

      1.9 Competition

      The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Part of the company's competitive advantage has historically been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services and the extent of its competitors' responsiveness to client needs.

      1.10 Human Resources

      As of March 31, 1999, the company had approximately 3,770 employees, including approximately 3,160 IT professionals, up from approximately 2,605 and approximately 2,200, respectively, as of March 31, 1998. The company invests heavily in its programs to recruit, train and retain qualified employees, and management believes the company has established a reputation as one of the most desirable employers for software engineers in India.

      The company focuses its recruiting efforts on the top 20% of students from engineering departments of Indian schools and relies on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Because the company emphasizes flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, the company's culture. The company's reputation as a premier employer enables it to select from a large pool of qualified applicants. For example, in fiscal 1999, the company received approximately 74,450 job applications, tested approximately 22,480, interviewed approximately 6,340 and extended job offers to approximately 2,000 of whom approximately 1,550 accepted. The company seeks to attract and motivate IT professionals by offering: an entrepreneurial environment that empowers IT professionals; programs that recognize and reward performance; challenging assignments; a continuous updating of skills; and a culture that emphasizes openness, integrity and respect for the employee. IT professionals receive competitive salaries and benefits and are eligible to participate in the company's stock option plans. In addition, the company spends significant resources on training and continuing education. To conduct training, the company employs a 33-person faculty, including 20 with doctorate or master's degrees. The faculty conducts 14-week training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills.

      At any given time, approximately 15% of the company's IT professionals are working on-site at client facilities in the United States and elsewhere while the balance are working off-site in India. On average, approximately 530, 330 and 190 of the company's IT professionals worked on-site in the United States and elsewhere per month in fiscal 1999, fiscal 1998 and fiscal 1997, respectively. On average, approximately 2,630, 1,780 and 1,210 of the company's IT professionals and support staff worked off-site in India per month in fiscal 1999, fiscal 1998 and fiscal 1997.

      The company's professionals that work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of March 31, 1999, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (300 persons) or L-1 visas (125 persons). Both H-1B and L-1 visas require that recipients meet certain education requirements; however, only employees who have worked for the company for at least one year are eligible to obtain L-1 visas. The company is generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In the years in which this limit is reached, the company may be unable to obtain H-1B visas necessary to bring critical Indian IT professionals to the United States on an extended basis. The H-1B limit was reached in May 1998 for the U.S. government's fiscal year ending September 30, 1998. The company planned for the H-1B limit being reached prior to the end of the U.S. government's current fiscal year primarily by forecasting its annual needs for such visas early in the U.S. government's fiscal year and applying for such visas as soon as practicable. In addition, the company utilizes L-1 visas whenever available and redeploys existing H-1B visa holders in order to minimize the number of new H-1B visas needed by the company. While the company anticipated that such limit would be reached prior to the end of the U.S. government's fiscal year and has made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas.

      The market for hiring software professionals is highly competitive. Competing employers include multinational corporations that perform software development in India through subsidiaries and joint ventures with Indian companies; a number of well-known Indian IT services and software product companies; and a large number of small and medium regional companies, many with affiliates or parent companies in the United States and Europe.

      1.11 Intellectual Property

      Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software or deliverables. The company also develops software products and software tools which are licensed to clients and remain the property of the company. The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect its proprietary rights in technology. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of its proprietary information. The source code for the company's proprietary software is generally protected as trade secrets and as unpublished copyrighted works. The company has obtained registration of INFOSYS as a trademark in India but not in the United States. The company does not have any patents or registered copyrights in the United States. The company generally applies for trademarks and service marks to identify its various service and product offerings.

      The laws of India may not, under some circumstances, permit the protection of the company's proprietary rights in the same manner or to the same extent as the laws of the United States. India is a member of the Berne Convention and the Universal Copyright Convention, as revised at Paris
      (1971), both international treaties. As a member of the Berne Convention, the Government of India has agreed to extend copyright protection under its domestic laws to foreign works, including works created or produced in the United States. The company believes that laws, rules, regulations and treaties in effect in the United States and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change in ways that may prevent or restrict the protection of the company's proprietary rights. There can be no assurance that the steps taken by the company to protect its proprietary rights will be adequate to deter misappropriation of any of its proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

      Although the company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in future. Assertion of such claims against the company could result in litigation, and there is no assurance that the company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

Item 2. Description of Property

      The company's corporate office consists of 220,000 square feet of land with 150,000 square feet of landscaped area, a 160,000 square feet building with 32 conference rooms and leisure infrastructure, including cafeteria, sports facilities and gymnasium, situated at Electronics City, Bangalore, India. This facility is owned by Infosys. The technological infrastructure at the corporate office includes over a 1,000 networked workstations, several Netware, UNIX and WINDOWS NT servers, systems from HP, IBM, SUN, DEC, COMPAQ, ACER and AST, a video-conferencing facility, and multiple 64 kbps data communication links.

      As part of its strategy to provide high quality services to its clients, the company has a detailed facility management plan. First, the company seeks to provide its Indian IT professionals with facilities that are comparable to those used by software companies in the United States and Europe. Second, the company seeks to establish facilities near large sources of technical talent. Third, the company equips its facilities to minimize vulnerability to interruptions in local utility and telecommunication services.

      The company acquired the land where its corporate headquarters are located from the State of Karnataka in 1993 and has subsequently acquired parcels for various other offices, pursuant to certain lease cum sale agreements (the "Conditional Purchase Agreements"), which are used by the State of Karnataka to make land available to private companies for specific purposes. Under the Conditional Purchase Agreements, property is sold subject to a long-term (typically 25-year), rental-free lease which transfers ownership to the buyer at the end of the period provided that the buyer uses the land for specified purposes. The Conditional Purchase Agreements require the company to use the various parcels for software development facilities. Typically, the company pays 99% of the purchase price at the time the agreement is signed and pays the remaining 1% when the term is concluded.

      The company has its worldwide sales headquarters in Fremont, California and branch sales offices in Atlanta, Bangalore, Boston, Chennai, Chicago, Dallas, Detroit, Frankfurt, London, Los Angeles, Mumbai, New Delhi, New York, Seattle, Tokyo and Toronto. All sales offices, except the Mumbai office, are in leased facilities.

      The company plans to expand its facilities to meet its anticipated growth. Currently, the company is planning new facilities in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune to provide an additional 890,000 square feet of office space. The following table sets forth certain information as of March 31, 1999 relating to the company's principal facilities and proposed developments:

      ------------------------------------------------------------------------------------------------------------------------------

      Location                                                   Approximate Ownership           Type of Facility
                                                                       Sq.ft.
      ------------------------------------------------------------------------------------------------------------------------------

      Bangalore, India                                               300,000(1) Conditional      Proposed Software
        (Plots 45, 46, 97C, 97D and 97E, Hosur Road)                            Purchase         Development Facility

      Bangalore, India                                               150,000(2) Conditional      Proposed Software
        (Plots 4/1, 4/2, 4/3, 4/4, 26/1, 26/2, Hosur Road)                      Purchase         Development Facility

      Bangalore, India                                               160,000(3) Conditional      Corporate Headquarters,
        (Plots 44 and 97A, Hosur Road)                                          Purchase         Software Development Facility

      Bangalore, India (Dickenson Road)                                7,000    Owned            Software Development Facility

      Bangalore, India (BTM Layout)                                   11,300    Leased           Software Development Facility

      Bangalore, India (Koramangala)                                  18,700    Leased           Software Development Facility

      Bangalore, India (J.P. Nagar, Phase II)                               (4) Owned            Proposed Office Premises

      Bangalore, India (J.P. Nagar, Phase III)                        59,500    Leased           Software Development Facility

      Bangalore, India (Adarsh Gardens)                               78,700    Owned            Employee Residence Flats

      Bangalore, India (Survey No. 9, Phase II)                             (5) Leased           Proposed Software
                                                                                                 Development Facility

      Mangalore, India                                                14,100    Leased           Software Development Facility

      Mangalore, India                                                 5,100    Owned            Employee Residence Flats

      Mumbai, India                                                    1,200    Owned            Sales and Marketing Office

      Pune, India                                                     43,700    Leased           Software Development Facility

      Pune, India                                                    160,000(6) Conditional      Proposed Software
                                                                                Purchase         Development Facility

      Pune, India                                                      3,300    Owned            Employee Residence Flats

      Bhubaneswar, India                                              52,900    Leased           Software Development Facility

      Bhubaneswar, India                                             150,000(7) Leased           Proposed Software
                                                                                                 Development Facility

      Chennai, India                                                  26,600    Leased           Software Development Facility

      Chennai, India                                                  23,200    Leased           Software Development Facility

      Fremont, California                                              6,200    Leased           Worldwide Sales Headquarters
      ------------------------------------------------------------------------------------------------------------------------------


      1. Total land parcel is 516,404 square feet and proposed facility is 300,000 square feet.

      2.    Total land parcel is 613,107 square feet and proposed facility is
            150.000 square feet.

      3. Total land parcel is 220,000 and the square feet and facility is 160,000 square feet.

      4. The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 16,500 square feet.

      5. The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 87,100 square feet.

      6. Total land parcel is 877,244 and the square feet and proposed facility is 160,000 square feet.

      7. Total land parcel is 293,333 and the square feet and proposed facility is 150,000 square feet.

Item 3. Legal Proceedings

      The company is not currently a party to any material legal proceedings.

Item 4. Control of Registrant

      To the best of its knowledge, the company is not owned or controlled directly or indirectly by any government or by any other corporation.

      The following table sets forth certain information regarding the beneficial ownership of the equity shares at March 31, 1999 of (i) each person or group known by the company to own beneficially 10% or more of the outstanding equity shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to Infosys by such persons.

      ---------------------------------------------------------------------------------------------------------
      Name of Beneficial Owner                                     Shares 1         Percentage of Equity Shares
                                                              Beneficially Owned         Beneficially Owned
      ---------------------------------------------------------------------------------------------------------
      All directors and officers as a group (25 persons)          10,303,336                   31.16%
      ---------------------------------------------------------------------------------------------------------

      1. Number of shares and percentage ownership is based on 33,069,400 equity shares outstanding as of March 31, 1999. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

Item 5. Nature of Trading Market

      5.1   General

      The company's equity shares are traded on the Mumbai, Bangalore and National Stock Exchanges in India. The company's equity shares are traded in the U.S. on the NASDAQ National Market under the symbol "INFY" in the form of American Depositary Shares ("ADSs") as evidenced by American Depositary Receipts ("ADRs"). Each equity share of the company is represented by two American Depositary shares ("ADSs"). The ADRs evidencing ADSs were issued by the depositary Bankers Trust Company (the "Depositary"), pursuant to a Deposit Agreement dated March 11, 1999 (the "Deposit Agreement").

      The number of outstanding equity shares in the company, as of March 31, 1999, was 33,069,400. As of March 31, 1999, there were approximately 2,700 record holders of ADRs evidencing 2,070,000 ADSs (equivalent to 1,035,000 equity shares). As of March 31, 1999, there were 9,526 record holders of the 32,034,400 equity shares listed and traded on the stock exchanges in India.

      5.2   Trading Practices and Procedures on the Indian Stock Exchanges

      The Stock Exchange, Mumbai ("BSE") and the National Stock Exchange ("NSE") together account for more than 80% of the total trading volume on the Indian stock exchanges. Trading on both of these exchanges is accomplished through on-line execution. These two stock exchanges handle over 100,000 trades per day with volumes in excess of Rs. 20 billion. Trading takes place on a five-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to "net out' their transactions and must trade on a delivery basis only.

      The BSE permits carry forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The BSE specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the BSE takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The NSE trades from 9:30 a.m. until 4:00 p.m. on weekdays, except holidays. The NSE and BSE have separate online trading systems and separate clearing houses.

      The BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within the premises of the BSE. From December 14 through December 23, 1993, the

      BSE was closed due to a broker's strike, and from March 20 through March 22, 1995, the Governing Board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian stock exchanges in response to "panic" trading or large fluctuations. Most of the Indian stock exchanges do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the equity shares on the Stock Exchange, Mumbai and the National Stock Exchange

      ------------------------------------------------------------------------------------------------------------------------------

                                           The Stock Exchange, Mumbai                           National Stock Exchange

      ------------------------------------------------------------------------------------------------------------------------------

      Fiscal Year Ended               Price per                 Price per                  Price per                Price per
      March 31,                Equity Share1 (in Rs.)      Equity Share (in $)       Equity Share (in Rs.)     Equity Share (in $)
      ------------------------------------------------------------------------------------------------------------------------------


                                     High         Low        High          Low            High         Low        High         Low
      ------------------------------------------------------------------------------------------------------------------------------

      1999
      First Quarter              1,253.50      948.38       29.50        22.32         1300.00      921.00       30.59       21.67
      Second Quarter             1,375.00    1,088.88       31.92        25.51         1393.00     1074.50       32.34       24.95
      Third Quarter              1,486.88    1,104.88       34.92        26.06         1555.00     1070.00       36.55       25.15
      Fourth Quarter             3,450.00    1,469.00       81.46        34.69         3457.00     1215.00       81.63       28.69

      1998
      First Quarter                478.50      253.25       13.35         7.07          487.50      237.50       13.60        6.63
      Second Quarter               798.50      481.06       22.07        13.30          630.00      540.50       17.42       14.94
      Third Quarter                798.50      559.50       20.32        14.24          804.50      550.50       20.48       14.01
      Fourth Quarter               913.88      540.38       23.12        13.67          940.00      525.00       23.78       13.28

      1997
      First Quarter                179.56      117.50        5.07         3.33          180.25      124.75        5.09        3.52
      Second Quarter               178.94      158.00        5.00         4.42          180.00      159.00        5.03        4.44
      Third Quarter                191.25      157.75        5.32         4.44          192.50      155.25        5.35        4.32
      Fourth Quarter               294.06      191.25        8.20         5.33          300.00      197.50        8.36        5.50
      ------------------------------------------------------------------------------------------------------------------------------


      1. Data from Stock Exchange, Mumbai as reported by Bloomberg. The prices quoted on Bangalore Stock Exchange may be different.

      5.3   Principal United States Trading Market

      The American Depositary Shares ("ADSs") commenced trading on the NASDAQ National Market, effective March 11, 1999. The table below sets forth, for the periods indicated, high and low trading prices for the ADSs (each ADS representing one-half of one equity share).

      --------------------------------------------------------------------------
      Fiscal Year ended March 31, 1999                       Price per ADR in $
                                                      High                  Low
      --------------------------------------------------------------------------

      1999
      Fourth Quarter (beginning March 11, 1999)      50.00               37.375
      --------------------------------------------------------------------------

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

      Foreign investment in the Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973 ("FERA"). Under Section 29(1)(b) of FERA, no person or company resident outside India that is not incorporated in India (other than a banking company) can purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the Reserve Bank of India ("RBI"). Also, under Section 19(1)(d) of FERA, the transfer and issuance of any security of any Indian company to a person resident outside India requires the permission of the RBI. Under Section 19(5) of FERA, no transfer of shares in a company registered in India by a non-resident to a resident of India is valid unless the transfer is confirmed by the RBI upon application filed by the transferor or the transferee. Under guidelines issued by the RBI, the RBI will approve such transfers if such transfer is transacted on an Indian stock exchange through a registered stock broker. Furthermore, the issuance of rights and other distributions of securities to a non-resident also require the prior consent of the RBI.

      6.1   General

      Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the "1993 Regulation"), as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

      6.2   Foreign Direct Investment

      In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board (the "FIPB"), currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. six billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. six billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs (as each term is defined below) ("Foreign Direct Investors"). The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the FIPB (the "Guidelines"). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In January 1998, the RBI issued a notification that foreign ownership of up to 50%, 51% or 74%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

      In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries. With respect to the activities of the company, FIPB approval is required for any direct foreign investment in the company which exceeds 51% of the total issued share capital of the company.

      In July 1997, the Government of India issued guidelines to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and will be processed through the automatic RBI route or will require the approval of the FIPB, as the case may be. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit but would be treated as debt and would be subject to special Government of India guidelines and approvals.

      6.3   Investment by Non-Resident Indians and Overseas Corporate Bodies

      A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India ("NRIs") and to overseas corporate bodies ("OCBs"), at least 60% owned by such persons. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

      6.4   Investment by Foreign Institutional Investors

      In September 1992, the Government of India issued guidelines which enable foreign institutional investors ("FIIs"), including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India ("SEBI") and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI's general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

      6.5   Ownership Restrictions

      SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs (collectively, "Foreign Direct Investors"). Under current SEBI regulations applicable to the company, Foreign Direct Investors in aggregate may hold no more than 30% of the company's equity shares, excluding the equity shares underlying the ADSs, and NRIs and OCBs in aggregate may hold no more than 10% of the company's equity shares, excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of the company's total equity shares and no single NRI or OCB may hold more than 5% of the company's total equity shares.

      FIIs may only purchase securities of public Indian companies (other than the ADSs) through a procedure known as a "preferential allotment of shares", which is subject to certain restrictions. These restrictions will not apply to equity shares issued as stock dividends or in connection with rights offerings applicable to the equity shares underlying the ADSs.

      There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

      More detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FERA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

      Under the Securities and Exchange Board of India (Substantial Acquisition of shares and Takeovers) Regulations, 1997 approved by the SEBI in January 1997 and promulgated by the Government of India in February 1997 (the "Takeover Code"), which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code.

      Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs, OCBs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

      6.6   Voting Rights of Deposited Equity Shares Represented by ADSs

      Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

      As soon as practicable after receipt of notice pursuant to the Deposit Agreement of any meeting of holders of equity shares or other deposited securities, the Depositary shall fix a record date for determining the Holders entitled to give instructions for the exercise of voting rights, if any, as provided in the Deposit Agreement and shall mail to the Holders a record notice which shall contain: (i) such information as is contained in such notice of meeting; (ii) a statement that the Holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of Indian law and of the Memorandum and Articles of the company governing the deposited securities represented by their respective ADSs evidenced by their respective ADRs; (iii) a brief statement as to the manner in which such instructions may be given including (a) an express indication that the Depositary should demand a poll or instruct the Chairman of the Meeting (the "Chairman") or a person designated by the Chairman to demand a poll in the event that a poll is not otherwise demanded pursuant to Indian law and (b) an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the company; and (iv) a statement that if the Depositary does not receive instructions from a Holder, such Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the company to vote such deposited securities. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as is practicable and permitted under the applicable provisions of Indian law and of the Memorandum and Articles of the company governing the deposited securities, to vote or cause to be voted the amount of deposited securities represented by such ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. In the event that the Depositary receives express instructions from Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the company agrees that the Chairman or such designee will make their reasonable best efforts to so demand a poll at the meeting at which such matters are to be voted on and to vote such equity shares in accordance with such Holders' instructions; provided, however, that prior to any demand of a poll or request to demand a poll by the Depositary upon the terms set forth herein, the company is required, at its own expense, to use its best efforts to obtain and deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that such demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the company shall not have delivered to the Depositary the local counsel opinion set forth in this paragraph.

      The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the equity shares or other deposited securities represented by the ADSs evidenced by an ADR other than in accordance with such instructions from the Holder or as provided below. The Depositary may not itself exercise any voting discretion over any equity shares. If the Depositary does not receive instructions from any Holder with respect to any of the deposited securities represented by the ADSs evidenced by such Holder's ADRs on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the company to vote such deposited securities; provided that: (i) no such discretionary proxy shall be given with respect to any matter as to which the company informs the Depositary (and the company agrees to provide such information as promptly as practicable in writing) that (a) the company does not wish such proxy given, (b) substantial opposition exists or (c) the rights of the holders of equity shares will be adversely affected; and (ii) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the company if the company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

      Prior to each request for the delivery of a discretionary proxy upon the terms set forth herein, the company shall, at its own expense, deliver to the Depositary: (i) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations; and (ii) a representation letter from the company (executed by a senior officer of the company) which (a) designates the person to whom any discretionary proxy should be given, (b) confirms that the company wishes such discretionary proxy to be given and (c) certifies that the company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of equity shares.

Item 7. Taxation

      7.1   Indian Taxation

      7.1.1 General

The following summary is based on the provisions of the Income Tax Act, 1961 (the "Indian Tax Act"), including the special tax regime contained in Section 115AC (the "Section 115AC Regime") and the 1993 Regulation. The Indian Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115 AC Regime may be amended or changed by future amendments of the Indian Tax Act.

THE SUMMARY SET FORTH BELOW IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE INDIVIDUAL TAX CONSEQUENCES TO NON-RESIDENT HOLDERS UNDER INDIAN LAW FOR THE ACQUISITION, OWNERSHIP AND SALE OF ADSS AND EQUITY SHARES BY NON-RESIDENT HOLDERS. PERSONAL TAX CONSEQUENCES OF AN INVESTMENT MAY VARY FOR INVESTORS IN VARIOUS CIRCUMSTANCES AND POTENTIAL INVESTORS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISERS ON THE TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE, INCLUDING SPECIFICALLY THE TAX CONSEQUENCES UNDER THE LAW OF THE JURISDICTION OF THEIR RESIDENCE AND ANY TAX TREATY BETWEEN INDIA AND THEIR COUNTRY OF RESIDENCE.

      7.1.2 Residence

      For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any financial year if he: (i) is in India in that year for a period or periods amounting to 182 days or more; or (ii) is in India in that year for 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for more than 182 days effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more. A company is resident in India if it is registered in India or the control and the management of its affairs is situated wholly in India.

      7.1.3 Taxation of Distributions

      Pursuant to the Finance Act, 1997, withholding tax on dividends paid to shareholders no longer applies. Distributions to Non-resident Holders of additional ADSs or equity shares or rights to subscribe for equity shares ("Rights") made with respect to ADSs or equity shares are not subject to Indian tax.

      7.1.4 Taxation of Capital Gains

      Any gain realized on the sale of ADSs or equity shares by a Non-resident Holder to another Non-resident Holder outside India is not subject to Indian capital gains tax. However, as Rights are not expressly covered by the Indian Income Tax Act, 1961, it is unclear, as to whether capital gain derived from the sale of Rights by a Non-resident Holder (not entitled to an exemption under a tax treaty) to another Non-resident Holder outside India will be subject to Indian capital gains tax. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to customary Indian taxation as discussed below.

      Since the issuance of the ADSs has been approved by the Government of India under the Section 115AC Regime, Non-resident Holders of the ADSs will have the benefit of tax concessions available under the Section 115AC Regime. The Section 115AC Regime provides that if the equity shares are sold on an Indian Stock Exchange against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment. However, the Section 115AC Regime is unclear, as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a Non-resident Holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation as discussed below.

      Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be deducted at the source by the buyer. For the purpose of computing capital gains tax, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on any of the Indian stock exchanges on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. A Non-resident Holder's holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the Custodian. The Indo-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

      Taxable gain realized on equity shares (calculated in the manner set forth in the prior paragraph) for more than 12 months (long-term gain) is subject to tax at the rate of 10%. Taxable gain realized on equity shares held for 12 months or less (short-term gain) is subject to tax at variable rates with a maximum rate of 48%. The actual rate of tax on short-term gain depends on a number of factors, including the legal status of the Non-resident Holder and the type of income chargeable in India.

      7.1.5 Stamp Duty and Transfer Tax

      Upon issuance of the equity shares, the company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of equity shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee.

      7.1.6 Gift and Wealth Tax

      ADSs held by Non-resident Holders and the underlying equity shares held by the Depositary as a fiduciary and the transfer of ADSs between Non-resident Holders and the Depositary will be exempt from Indian gift tax and Indian wealth tax. Although Indian gift tax was abolished effective October 1, 1998, a gift tax may apply to transfers by way of gift of equity shares or ADSs in the future. Investors are advised to consult their own tax advisers in this context.

      7.1.7 Estate Duty

      Under current Indian law, there is no estate duty applicable to a Non-resident Holder of ADSs or equity shares.

      7.2   United States Federal Taxation

      The following is a summary of the material U.S. federal income and estate tax matters that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses only the U.S. federal income and estate tax considerations of holders that are citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts ("U.S. Holders") or are not U.S. Holders ("Non-U.S. Holders") and that will hold equity shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more (by voting power or value) of the stock of the company. This summary is based on the tax laws of the United States as in effect and on United States Treasury Regulations in effect (or, in certain cases, proposed), as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the Depositary and the assumption that each obligation in the Depositary Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF EQUITY SHARES OR ADSs.

      7.2.1 Ownership of ADSs

      For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

      7.2.2 Dividends

      Distributions of cash or property (other than equity shares, if any, distributed pro rata to all shareholders of the company, including holders of ADSs) with respect to equity shares will be includible in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of ADSs generally will be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits of the company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the company exceeds the company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

      A U.S. Holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian taxes paid by the company and deemed under Indian law to have been paid by the shareholders of the company, unless it is a U.S. company holding at least 10% of the Indian company paying the dividends.

      U.S. Holders should be aware that dividends paid by the company generally will constitute "passive income" for purposes of the foreign tax credit. The Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. U.S. Holders should consult their own tax advisors with respect to the potential consequences of those limitations.

      A Non-U.S. Holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States

      7.2.3 Sale or Exchange of Equity Shares or ADSs

      A U.S. Holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain, if any, recognized by a U.S. Holder generally will be treated as U.S. source passive income for U.S. foreign tax credit purposes.

      A Non-U.S. Holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S.; or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

      If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. Holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

      7.2.4 Estate Taxes

      An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to certain conditions and limitations.

      7.2.5 Backup Withholding Tax and Information Reporting Requirements

      Under current U.S. Treasury Regulations, dividends paid on equity shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, equity shares or ADSs by a paying agent (including a broker) within the United States to a U.S. Holder (other than an "exempt recipient", including a corporation, a payee that is a Non-U.S. Holder that provides an appropriate certification and certain other persons). In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

      7.2.6 Passive Foreign Investment Company

      A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. Federal income tax purposes if it satisfies either of the following two tests: (i) 75% or more of its gross income for the taxable year is passive income; or (ii) on average for the taxable year (by value or, if the company so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

      The company does not believe that it satisfies either of the tests for PFIC status. If the company were to be a PFIC for any taxable year, U.S. Holders would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include gain on a sale or other disposition of equity shares); or (ii) if a Qualified Electing Fund election is made, to include in their taxable income their pro rata share of certain undistributed amounts of the company's income.

Item 8. Selected Financial Data

      8.1   Selected Financial Data

      This information set forth under the caption "Summary Consolidated Financial Data" on page 110 of the Infosys Annual Report for fiscal 1999 and such information is hereby incorporated herein by reference.

      8.2   Exchange Rates

      Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. The following table sets forth, for the fiscal years indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the Noon Buying Rate:

      -----------------------------------------------------------------------------------------------------------
      Fiscal Year Ended March 31,      Period End 1         Average 1, 2                High                 Low
      -----------------------------------------------------------------------------------------------------------
      1994 3                              Rs. 31.37            Rs. 31.52           Rs. 31.75           Rs. 31.37
      1995 3                                  31.43                31.38               31.90               31.37
      1996                                    34.35                33.47               38.05               31.36
      1997                                    35.88                35.70               36.85               34.15
      1998                                    39.53                37.37               40.40               35.71
      1999                                    42.35                42.10               43.68               39.25
      -----------------------------------------------------------------------------------------------------------

      1. The Noon Buying Rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of the company's consolidated financial statements.

      2. Represents the average of the Noon Buying Rate on the last day of each month during the period.

      3. From March 1, 1992 through August 19, 1994, the rupee was not permitted to fully float and convert on the current account. Instead, a dual exchange rate mechanism made the rupee partially convertible by permitting conversion of 60% of the foreign exchange received on a trade or revenue account at a market-determined rate and the remaining 40% at the official Government of India rate.

      8.3   Dividends

      Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. In the last three fiscal years, the company declared an aggregate of approximately $0.29 per equity share, as adjusted to reflect the company's stock dividend in March 1999, in cash dividends (equivalent to approximately $0.145 per ADS). Although the company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs will rank pari passu with existing equity shares of the company in respect of dividends. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the Depositary in rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into U.S. dollars and distributed, net of Depositary fees and expenses, to the holders of such ADSs.

      With respect to equity shares issued by the company during a particular fiscal year (including the equity shares underlying the ADSs issued to the Depositary, dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Once a cash dividend is declared, equity shares entitled to prorated dividends are quoted on the Indian stock exchanges at the same price as equity shares entitled to full dividends. However, upon sale of and payment for equity shares entitled to a prorated dividend, the selling broker will deduct the difference between the full dividend and the prorated dividend from the sale price of such shares. Holders of ADSs will only receive dividends prorated from the date of issuance of the underlying equity shares to the end of the fiscal year for which such dividends are declared and paid. As a result, holders of ADSs will receive little or no dividend for fiscal 1999. Until dividends for fiscal 1999 have been paid, this disparity in dividend treatment increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. ADSs withdrawn from the Depositary in exchange for the underlying equity shares will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon sale of and payment for such equity shares.

      The following table sets forth the annual dividends paid per equity share for each of the years indicated.

      --------------------------------------------------------------------------
      Year ended March 31,                     Dividend paid per equity share 1
                                       Indian Rupee                           $
      --------------------------------------------------------------------------
      1999                                     7.50                        0.18
      1998                                     6.00                        0.07
      1997                                     5.50                        0.04
      1996                                     5.00                        0.04
      1995                                     4.50                        0.04
      --------------------------------------------------------------------------

      1.    Dividends are payable pro-rata from the date of allotment.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

      9.1 This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 111 through 124 of the Infosys Annual Report for Fiscal 1999 and such information is hereby incorporated herein by reference.

      9.2 In addition the following information, which is not set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 111 through 124 of the Infosys Annual Report for Fiscal 1999 may be read as part of the Management's Discussion and Analysis of Financial Condition of Operations as required by this item.

      9.2.1 Investment in Yantra Corporation

      Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra which develops and markets an open system software package for warehouse management. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, the Yantra losses recognized in the company's financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the company sold a portion of the Yantra shares held by the company, thereby reducing the company's interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 have not been recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Yantra's gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. No minority interest has been recorded because all of the common stock is owned by the company.

      9.2.2 Principles of Currency Translation

      In fiscal 1999, over 90% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the date the revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as other comprehensive income, a separate component of shareholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar.

      9.2.3 Income Tax Matters

      The company benefits from certain significant tax incentives provided to software firms under the Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). Under present law, the Export Deduction remains available after expiration of the STP Tax Holiday. All but one of the company's software development facilities are located in a designated Software Technology Park. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates, and the company expects this trend to continue absent a change in policy by the Government of India. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

      9.2.4 Effects of Inflation

      The company's most significant costs are the salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

      9.2.5 Year 2000 Compliance

      Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. As a result, during the last three years, the company has continued to assess the impact that the Year 2000 problem may have on its operations and has identified the following areas of its business that may be affected:

      Client IT Services and Products. The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. In making such evaluations, the company has utilized its experience in providing Year 2000 compliance services to its clients.

      Internal Infrastructure. The Year 2000 problem could affect the systems, transaction processing, computer applications and devices used by the company to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. The company believes that it has identified the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems. The company expects to complete this process by early 1999. All costs associated with carrying out the company's plan for the Year 2000 problem are being expensed as incurred and have not been significant to date. The company believes the total of such costs will not have a material adverse effect on the company's business, results of operations and financial condition.

      Third Party Suppliers. The company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Pursuant to its service delivery model, the company must maintain active voice and data communications between its main offices in Bangalore, the offices of its clients and its other software development facilities. Although the company maintains redundant software facilities and satellite communications links, any sustained disruption of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's business, results of operations and financial condition. To assess supplier Year 2000 readiness, the company has sent two separate questionnaires to a majority of its third party suppliers and believes that it will complete this assessment process by early 1999. While the company expects to resolve any significant Year 2000 problems with its suppliers in a timely manner, there can be no assurance that these suppliers will not encounter delays or unforeseen problems that affect their service to the company. The company currently believes that any required upgrades, modifications or replacements of these third party systems will be fulfilled without cost to the company and will not have a material adverse effect on the company's business, results of operations and financial condition.

      Facilities. Systems such as air conditioning and security systems at the company's facilities may also be affected by the Year 2000 problem. The company is currently assessing the potential effects of and costs of upgrading and modifying these systems. The company estimates that the total cost to the company of completing any required upgrades, modifications or replacements of these systems will not have a material adverse effect on the company's business, results of operations and financial condition.

      The company is currently developing contingency plans to address the Year 2000 issues that may pose a risk to its operations and expects such plans to be completed by mid-1999. Such plans may include accelerated replacement of affected systems or software, temporary use of redundant or back-up systems or the implementation of manual procedures. The company believes that the most reasonably likely worst case scenario should Infosys not achieve Year 2000 Compliance is the intermittent or temporary disruption in telecommunications, which could cause inefficiencies and delays, particularly, delays in providing support services to clients. To minimize the impact of any potential telecommunications disruptions, the company is also considering temporary measures such as placing additional IT professionals at client sites. In assessing the worst case scenario, the company has taken into account the nature of its operations as well as the availability of its IT professionals to attend to any internal problems that may arise. There can be no assurance that any contingency plans implemented by the company would be adequate to meet the company's needs without materially impacting its operations, that any such plan would be successful or that the company's business, results of operations and financial condition would not be materially adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

      The information above contains forward-looking statements which reflect the current views of the company with respect to Year 2000 compliance of the company's internal systems and third party suppliers, and the related costs and potential impact on the company's financial performance. As indicated above, these assessments may ultimately prove to be inaccurate.

      9.2.6 Accounting Pronouncements

      The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development of internal-use software be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than one year. The company, therefore, currently charges to income the cost of acquiring such software entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its consolidated financial statements.

Item 10. Directors and Officers of the Registrant

      The directors and executive officers of the company, their respective ages as of March 31, 1999, and their respective positions with the company are as follows:

      -----------------------------------------------------------------------------------------------------------------
      Name                             Age   Position
      -----------------------------------------------------------------------------------------------------------------
      N. R. Narayana Murthy             52   Chairman and Chief Executive Officer
      Nandan M. Nilekani                43   Managing Director, President and Chief Operating Officer
      Susim M. Datta 1, 2               62   Non-Executive Director
      Deepak Satwalekar 1, 2            50   Non-Executive Director
      Ramesh Vangal 1, 2                44   Non-Executive Director
      Dr. Marti G. Subrahmanyam 2       52   Non-Executive Director
      Raghavan N. S.                    55   Director and Head - Human Resources, Education & Research
      Gopalakrishnan S.                 43   Director and Head - Customer Delivery & Technology
      Dinesh K.                         44   Director and Head - Quality, Productivity & MIS
      Shibulal S. D.                    44   Director and Head - Manufacturing & Distribution and
                                             Internet & Intranet Business Units
      Ajay Dubey                        41   Vice President - Financial Services and Transportation Business Unit
      Ashwani K. Khurana                48   Senior Vice President and Head - Marketing, Banking Business Unit
      Dr. P. Balasubramanian            49   Senior Vice President and Head - Financial Services and Transportation Business Unit
      Girish Vaidya                     48   Senior Vice President and Head - Banking Business Unit
      Hema Ravichandar                  38   Senior Vice President and Head - Human Resources Development
      Jan DeSmet                        40   Vice President - Consulting Services and Head - Strategic Business Unit-4
      T. V. Mohandas Pai                40   Senior Vice President and Head - Finance and Administration
      Phaneesh Murthy                   35   Senior Vice President and Head - Worldwide Sales
      Prabhu M. S. S. Dr.               51   Senior Vice President and Head - Engineering Services Business Unit
      Raghavan S.                       37   Associate Vice President and Head - Quality & Productivity
      Raghupathi G. Bhandi              38   Vice President - Enterprise Resource Planning
      Rajiv Kuchhal                     33   Associate Vice President and Head - Nortel OSDC Business Unit
      Srinath Batni                     44   Senior Vice President and Head - Retail and Telecom Business Unit
      Vasudeva L. Rao                   37   Vice President - Manufacturing and Distribution
      Yegneshwar S. Dr.                 38   Associate Vice President and Head - Education and Research
      -----------------------------------------------------------------------------------------------------------------

      1.    Member of the Compensation Committee

      2.    Member of the Audit Committee

      N. R. Narayana Murthy has served as Chairman of the Board and Chief Executive Officer of Infosys since 1981, when he founded the company with six software professionals. Mr. Murthy also served as Managing Director of Infosys until February 1999. While at Infosys, from 1992 to 1994, Mr. Murthy also served as the President of National Association of Software and Service Companies ("NASSCOM"). Mr. Murthy is on the Governing Council of the National Information Technology Task Force of India and was voted "IT Man of the Year" for 1996 by Dataquest India. In 1998, Mr. Murthy was awarded the prestigious J.R.D. Tata Corporate Leadership Award. Since August 1998, Mr. Murthy has served as a director of the Industrial Credit and Investment Corporation of India ("ICICI") and since 1998, he has served as a director of Videsh Sanchar Nigam Limited ("VSNL"). He is a Fellow of the All India Management Association ("AIMA") and the Computer Society of India ("CSI"). Mr. Murthy received a B.E. in Electrical Engineering from the University of Mysore and a M.Tech. from the Indian Institute of Technology ("IIT"), Kanpur.

      Nandan M. Nilekani is a co-founder of Infosys and has served as a Director since 1981, Head - Marketing and Sales of Infosys since 1987, Head - Banking Business Unit since 1997 and Managing Director, President and Chief Operating Officer since February 1999. From 1981 to 1987, Mr. Nilekani was in the United States managing the marketing and development efforts of Infosys. Mr. Nilekani is a co-founder of NASSCOM and received a B.Tech. in Electrical Engineering from IIT, Mumbai.

      Susim M. Datta has served as a Director of Infosys since 1997. He is Chairman of Castrol India Ltd. and IL&FS Venture Corporation Ltd. He is a Director of Philips India Ltd., Tata Trustee Company Ltd. and various other publicly-held corporations in India. From 1990 to 1996, he was Chairman of Hindustan Lever Ltd. and all Unilever Group Companies in India and Nepal. Mr. Datta is a Trustee of the government-sponsored India Brand Equity Fund Trust and a member of the Advisory Board of the Council for Fair Business Practices, Mumbai. He is also Chairman of the Board of Governors of IIM, Bangalore and the Goa Institute of Management. Mr. Datta received a M.Sc. from Calcutta University.

      Deepak M. Satwalekar has served as a Director of Infosys since 1997. He has been Managing Director of Housing Development Finance Corporation Ltd. since 1993, and was Deputy Managing Director since 1990. He has been a member of the Managing Committee of the Bombay Chamber of Commerce and Industry from 1996 to 1998. Mr. Satwalekar was also a Member of the Economic Affairs Committee of the Indo-American Chamber of Commerce from 1993 to 1994 and 1996 to 1997. He is a Director of several companies in India and elsewhere. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT, Mumbai and a M.B.A. from the American University.

      Dr. Marti G. Subrahmanyam has served as a Director of Infosys since April 1998. He has served as the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business at New York University since 1991 and has been a visiting professor at IIT, Chennai, INSEAD, IIM, Ahmedabad and Manchester Business School, among other academic institutions. Dr. Subrahmanyam has written several books and published numerous articles in the areas of finance and economics. He is a Director of ICICI Limited, Nomura Asset Management Inc. and Deutsche Software India Ltd., a subsidiary of Deutsche Bank AG. Dr. Subrahmanyam received a B.Tech. from IIT, Chennai, a Diploma in Business Administration, from IIM, Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

      Ramesh Vangal has served as a Director of Infosys since 1997. He has served as the President of Seagram Asia Pacific since 1997. From 1994 to 1997, he was a member of the Worldwide Operating Council of PepsiCo and was President of PepsiCo Foods International, Asia Pacific. From 1985 to 1994, he served in various management capacities for PepsiCo. Mr. Vangal received a B.Tech. from IIT, Mumbai and a M.Sc. in Business from the London Business School. He also holds a Certificate Diploma, Accounting and Finance from the Institute of Chartered Accountants, London.

      N. S. Raghavan is a co-founder of Infosys and has served as a Director since 1981 Head - Human Resources and Education of Infosys since 1996. From 1981 to 1996, he served in various senior management positions within Infosys. Mr. Raghavan received a B.E. in Electrical Engineering from Andhra University.

      S. Gopalakrishnan is a co-founder of Infosys and has served as a Director since 1981 and Head - Client Delivery and Technology of Infosys since 1996. From 1994 and 1996, Mr. Gopalakrishnan was head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, Mr. Gopalakrishnan was Technical Director of Infosys, responsible for the technical direction of the company. Mr. Gopalakrishnan received a M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

      K. Dinesh is a co-founder of Infosys and has served as a Director since 1985. He has served as Head - Quality, Productivity and MIS of Infosys since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. Mr. Dinesh received a M.Sc. degree in Mathematics from Bangalore University.

      S. D. Shibulal is a co-founder of Infosys and has served as a Director from 1984 to 1991 and since 1997. He has served as Head - Manufacturing, Distribution and Year 2000 Business Unit and Head - Internet and Intranet Business Unit of Infosys since 1997. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at Sun Microsystems, Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal received a M.Sc. in Physics from the University of Kerala and a M.S. in Computer Science from Boston University.

      Ajay Dubey has served as Vice President - Financial Services and Transportation Business Unit of Infosys since April 1999. From 1995 to 1999, he was an Associate Vice President working in the Financial Services and Transportation Business Unit. He joined the company in 1993 as a Senior project manager. From 1990 to 1993, he served as a Technical Team leader in ANZ Grindlays, New Zealand. Mr. Dubey received a B.Tech. from IIT, Kanpur in 1980.

      Ashwani K. Khurana has served as Senior Vice President and Head - Banking Business Unit (Sales and Support) of Infosys since 1994. He joined the company in 1992 as Managing Director of Infosys Digital Systems Pvt. Ltd., formerly a subsidiary of the company. Prior to that, for 14 years, Mr. Khurana was a Regional Manager for WIDIA India Limited, an Indian subsidiary of KRUPP WIDIA of Germany, an industrial product manufacturer. Mr. Khurana received a B.Tech. from IIT, Delhi.

      Dr. P. Balasubramanian has served as Senior Vice President and Head - Financial Services and Transportation Business Unit of Infosys since 1995. From 1989 to 1992, Dr. Balasubramanian was Chief Executive Officer and Technical Director of Hitek Software Engineers Limited ("Hitek"), Jamaica, West Indies. From 1992 to 1994, he was a Technical Director of Hitek. From 1986 to 1989, Dr. Balasubramanian was Chief Executive Officer of Cholamandalam Software Limited, Chennai. Dr. Balasubramanian has been invited as guest faculty to several executive training programs in India as well as at the University of West Indies. Dr. Balasubramanian received a B.Tech. and M.Tech from IIT, Chennai and a Ph.D. in Operations Research and Financial Management from Purdue University.

      Girish Vaidya has served as Senior Vice President and Head - Banking Business Unit of Infosys since April 1999. Prior to that, Mr. Vaidya was Director and Head Operations India for ANZ Grindlays with whom he had been since 1975. Mr. Vaidya received a B.E. from S.P College of Engineering, Mumbai in 1973 and an M.B.A from IIM, Calcutta in 1975.

      Hema Ravichandar has served as Senior Vice President and Head - Human Resources of Infosys since 1998. From 1996 to 1998, Ms. Ravichandar was an independent consultant. From 1992 to 1995, she served as Head - Human Resources at Infosys. From 1983 to 1992, Ms. Ravichandar was employed by Motor Industries Company Limited as Deputy Manager - Human Resource Development. Ms. Ravichandar received a B.A. in Economics and a post graduate diploma in management from IIM, Ahmedabad.

      Jan DeSmet has served as Vice President - Consulting Services and Head - Strategic Business Unit-4 since January 1999. From 1996 to1998, Mr. DeSmet was Senior Principal with Diamond Technology Partners in Chicago. Mr. DeSmet received a M.B.A from the University of Dallas in 1982.

      T. V. Mohandas Pai has served as Senior Vice President and Head - Finance and Administration of Infosys since 1996. From 1994 to 1996, he served as Vice President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Limited. He was also a member of the Capital Markets Committee of the Institute of Chartered Accountants of India. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and a LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India.

      Phaneesh Murthy has served as Senior Vice President and Head - Worldwide Sales of Infosys since 1996. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata, a software division of Indian Organic Chemicals Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT, Chennai and a post graduate diploma in business administration from IIM, Ahmedabad.

      Dr. M. S. S. Prabhu has served as Senior Vice President and Head - Engineering Services Business Unit of Infosys since 1997. From 1994 to 1997, Dr. Prabhu served as head of CAD/CAM group at Tata Consultancy Services. From 1972 to 1994, he served in various capacities for the Indian Satellite Research Organization. Dr. Prabhu received a B.E. in Civil Engineering from Bangalore University and a Ph.D. in Aeronautical Engineering from Indian Institute of Science, Bangalore.

      Raghavan S. has served as Associate Vice President and Head - Quality & Productivity since April 1999. From 1987 to 1999 Mr. Raghavan has served in various capacities for the company, starting as a Software Engineer in 1987 upto a Senior project manager in 1999. Mr. Raghavan received a B.E. from Osmania University in 1983.

      Raghupathi G. Bhandi has served as Vice President of Infosys since April 1998. From 1995 to 1998, he started and developed the company's first software development facility outside of Bangalore. From 1991 to 1995, Mr. Bhandi worked in the Quality Department of Infosys with attention to ISO 9000 certification. From 1988 to 1991, he was an Assistant Manager on projects in the United States and Europe. Mr. Bhandi received a B.E. from Mysore University and a M.Tech. in Industrial Management and Engineering from IIT, Kanpur.

      Rajiv Kuchhal has served as Associate Vice President of Infosys since 1998 and Head--Nortel OSDC Business Unit of Infosys since April 1998. From 1990 to 1998, Mr. Kuchhal served in various capacities for the company, including projects relating to an electronic telex interface and management of the Nortel OSDC before it became a separate business unit. Mr. Kuchhal received a B.Tech. in Electrical and Electronics Engineering from IIT, Delhi.

      Srinath Batni has served as Senior Vice President and Head - Retail and Telecommunications Business Unit of Infosys since 1996. After joining Infosys in 1992, Mr. Batni was a Project Manager. From 1990 to 1992, he was Manager of Technical Support for PSI Bull, an Indian software development subsidiary of Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and a M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

      Vasudeva L. Rao has served as Vice President of Infosys since April 1998, operating in the distribution and logistics domains of the Manufacturing and Distribution Business Unit. From 1994 to 1996, he was an Associate Vice President working in the Manufacturing and Distribution Unit. From 1991 to 1994, he served as a project manager in the retail industry at Software Sourcing Company, formerly KSA/Infosys. From 1985 to 1991, Mr. Rao was a software engineer for Infosys based in the United States. Mr. Rao received a B.E. in Mechanical Engineering from Bangalore University.

      Dr. S. Yegneshwar has served as Associate Vice President and Head -- Education and Research of Infosys since 1996. From 1993 to 1996, Dr. Yegneshwar was a group leader of the Software Engineering group in the Education and Research Department of Infosys. From 1990 to 1993, he was an Assistant Professor of Computers and Information Systems at IIM, Ahmedabad, where he taught courses in software engineering and management to postgraduate and doctoral students. Dr. Yegneshwar received a B.E. in Mechanical Engineering from the Birla Institute of Technology and Science, Pilani and a Ph.D. in Computer Science and Engineering from IIT, Mumbai.

Item 11. Compensation of Directors and Officers

      In fiscal 1999, the company's four non-employee directors were paid an aggregate of $ 56,671 (translated at the Noon Buying Rate on March 31,
      1999). Directors who are also employees of the company do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at the board and the committee meetings.

      The table below, for the officers and directors of the company, sets forth compensation for the fiscal year ended March 31, 1999.

      --------------------------------------------------------------------------
                           Annual Compensation Awards
      Name                                 Salary       Bonus      Other Annual
                                                                   Compensation
      --------------------------------------------------------------------------

      Narayana N. R. Murthy               $ 31,178         --           $ 4,905
      Nandan M. Nilekani                    30,455         --             4,905
      Susim M. Datta                            --         --                --
      Deepak Satwalekar                         --         --                --
      Ramesh Vangal                             --         --                --
      Dr. Marti G. Subrahmanyam                 --         --                --
      Ajay Dubey                            18,587         --             2,872
      Ashwani K. Khurana                    25,311         --             4,011
      Balasubramanian P. Dr.                29,589         --             4,606
      Dinesh K.                             30,226         --             4,905
      Girish Vaidya*                         5,500         --               891
      Gopalakrishnan S.                     29,779         --             4,905
      Hema Ravichandar*                      5,660         --               952
      Jan DeSmet*                           40,333         --                --
      Mohandas Pai T. V.                    25,721         --             5,812
      Phaneesh Murthy                      198,870         --                --
      Prabhu M. S. S. Dr.                   27,682         --             4,360
      Raghavan N. S.                        29,527         --             4,905
      Raghavan S.                           16,650         --             1,743
      Raghupathi G. Bhandi                  20,568         --             2,995
      Rajiv Kuchhal                         17,265         --             2,629
      Shibulal S. D.                        29,058         --             4,905
      Srinath Batni                         23,126         --             5,268
      Vasudeva L. Rao                       18,287         --             2,827
      Yegneshwar S. Dr.                     16,024         --             2,464
      --------------------------------------------------------------------------

      * Indicates the Annual Compensation Awards only from commencement of service in the year

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

      12.1  Benefit Plans

      1994 Employees Stock Offer Plan. The ESOP was approved by the shareholders on June 25, 1994 and adopted by the Board of Directors on September 15, 1994. The ESOP provides for the grant of rights to purchase equity shares to eligible employees. Each stock purchase right provides the right to acquire one equity share of the company.

      The ESOP is administered by an advisory board which consists of three company directors and two independent members. The company has created an employee welfare trust (the "Trust") to hold the equity shares eligible for future issuance and subject to vesting under the ESOP. The advisory board selects eligible full-time employees for the grant of stock purchase rights from the Trust. The advisory board, in its discretion, selects employees based upon various factors, including, without limitation: employee performance, period of service and status in the company. Founders of the company are not eligible to participate in the ESOP.

      Stock purchase rights granted under the ESOP are generally non-transferable by the employee. However, if the employee terminates employment by resignation, dismissal or severance, his or her stock purchase rights are canceled and his or her equity shares subject to vesting are transferred back to the Trust. If the employee terminates employment by death or retirement, his or her stock purchase rights and equity shares subject to vesting are transferred to the employee's legal heirs or shall continue to be held by the employee, as the case may be. Each purchase right entitles the holder to purchase one equity share at an exercise price of Rs. 100 (representing $2.36 per equity share at the Noon Buying Rate in effect on March 31, 1999). The stock purchase rights issued under the ESOP are exercisable for a period of five years after the date of issuance of the stock purchase right to the employee from the Trust. Equity shares received by an employee under the ESOP are non-transferable for a period of five years from the date the stock purchase right was issued to the employee. After the expiration of this lock- in period, the employee shall become the absolute owner of the equity shares. If the company declares a stock dividend, the dividend shares distributed to ESOP participants would not be subject to vesting. The ESOP is subject to all applicable laws, rules, regulations and to such approvals by any governmental agencies as may be required.

      As of March 31, 1999, the Trust held 54,800 equity shares which are reserved for issuance upon exercise of stock purchase rights to be granted by the Trust in the future.

      1998 Stock Option Plan. The company's 1998 Stock Option Plan (the "1998 Plan") provides for the grant of nonstatutory stock options and incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")), to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a $50 million limit on the aggregate market value of the equity shares reserved pursuant to the 1998 Plan. Accordingly, the total equity shares reserved for issuance may be reduced by the Board of Directors from time to time to comply with the Government of India's $50 million limit. A total of 800,000 equity shares are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for ADSs represented by ADRs.

      The 1998 Plan is administered by a committee of the Board (the "Committee"). The Committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 1998 Plan.

      Options granted under the 1998 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months of the end of optionee's status as an employee of the company, but in no event later than the expiration of the option's term. In the event of optionee's termination as a result of death or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. The exercise price of incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan must be at least equal to 90% of the fair market value of the ADSs on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed 10 years.

      The 1998 Plan provides that in the event of a merger of the company with or into another corporation, a sale of substantially all of the company's assets or a like transaction involving the company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

      The following table sets forth the options to purchase securities that were outstanding as of March 31, 1999.

      -----------------------------------------------------------------------------------------------------
      Class of Securities             Total Amount of Securities      Exercise price      Expiration dates
      -----------------------------------------------------------------------------------------------------
      Equity shares                                       40,000               $2.36            March 2005
      American Depositary Shares                        1,07,000              $34.00       March 2004-2009
      -----------------------------------------------------------------------------------------------------

      The following table sets forth the options to purchase securities held by executive officers and directors that were outstanding as of March 31, 1999.

      -----------------------------------------------------------------------------------------------------------
      Name                                   Average Exercise Price      Option Vesting Date       No. of ADSs/
                                                                                                  Equity Shares
      -----------------------------------------------------------------------------------------------------------
      Options to Purchase ADSs

      Balasubramanian P.                                    $ 34.00               March 2003              3,000
      Hema Ravichandar                                        34.00               March 2003              3,000
      Jan DeSmet                                              34.00               March 2003             40,000
      Mohandas Pai T. V.                                      34.00               March 2003              3,000
      Phaneesh Murthy                                         34.00               March 2003             40,000
      Prabhu M. S. S.                                         34.00               March 2003              3,000
      Raghupathi G. Bhandi                                    34.00               March 2003              3,000
      Rajiv Kuchhal                                           34.00               March 2003              3,000
      Srinath Batni                                           34.00               March 2003              3,000
      Vasudeva Rao L.                                         34.00               March 2003              3,000
      Yegneshwar S.                                           34.00               March 2003              3,000

      Options to Purchase Equity shares

      Girish Vaidya                                          $ 2.35               March 2005              8,000
      Hema Ravichandar                                         2.35               March 2005             32,000
      -----------------------------------------------------------------------------------------------------------

Item 13. Interest of Management in Certain Transactions

      Yantra Corporation

      In December 1996, the company transferred all rights, title and interest in and to the WMSYantra (formerly known as EAGLE) software product to Yantra, then a majority-owned subsidiary of the company. Yantra granted Infosys a non- exclusive right to reproduce, distribute and service the product to the extent necessary to fulfill the company's pre-existing contractual obligations for the product. In consideration for this transaction Infosys received 7,500,000 shares of common stock of Yantra, which had a fair market value at the time of $0.20 per share. In September 1997, the company purchased 2,000,000 shares of Series A Preferred Stock of Yantra at $0.75 per share. Certain of the company's directors or officers are directors of Yantra. As of March 31, 1998, Mr. Phaneesh Murthy, an executive officer of the company, held options to purchase 100,000 shares of common stock of Yantra at an exercise price of $0.10 per share, all of which were granted on September 29, 1997. Other than Mr. Phaneesh Murthy, none of the company's directors or officers beneficially owns any shares or options of Yantra. On October 20, 1998, the company sold 1,363,637 shares of Series A Preferred Stock of Yantra for $1.10 per share to an unaffiliated purchaser. As a result, the company reduced its interest in Yantra to less than one-half of voting stock of Yantra.

      Employment Agreements

      The company has entered into agreements with its employee directors containing a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five-year period, but either the company or the employee director may terminate the agreement upon six months notice to the other party.

      Loans to Employees

      Pursuant to an employee loan program, the company grants loans to employees to acquire certain assets such as property or vehicles. Such loans are made at interest rates ranging from 0% to 4% and are repayable over fixed periods ranging from one to 100 months. The loans generally are secured by the assets acquired by the employees. As of March 31, 1999, there were $5.2 million in loans outstanding to employees, of which $265,669 were loans receivable from executive officers of the company in amounts less than $60,000.

                                     PART II
--------------------------------------------------------------------------------

Item 14. Description of Securities to be Registered

      Not applicable.

                                    PART III
--------------------------------------------------------------------------------

Item 15. Defaults upon Senior Securities

      Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

      On March 11, 1999 the company completed its initial U.S. public offering (the "U.S. IPO") of 2,070,000 American Depositary Shares representing 1,035,000 equity shares, par value Rs. 10 per share (including the exercise of the underwriters' over-allotment option consisting of 270,000 American Depositary Shares representing 135,000 equity shares) at a public offering price of $34.00 per American Depositary Share pursuant to a registration statement on Form F-1 (file no. 333-72195) filed with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. NationsBanc Montgomery Securities LLC, BancBoston Robertson Stephens, BT Alex. Brown and Thomas Weisel Partners LLC were on the managing underwriters of the U.S. IPO. Aggregate gross proceeds to the company (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $70,380,000. There were no selling stockholders in the U.S. IPO.

      The company paid underwriting discounts and commissions of $3,477,600 and other expenses are estimated to be $1,750,000 in connection with the U.S. IPO. The total expenses to the company are estimated to be $5,227,600 (out of which an amount of $4,112,824 was paid as of March 31, 1999) and the net proceeds to the company in the IPO would be $65,152,400.

      From March 10, 1999, the effective date of the Registration Statement, to March 31, 1999, no part of the net proceeds were used for any of the uses of proceeds stated in the Form F-1 Registration Statement and the funds are reserved for general corporate purposes.

                                     PART IV
--------------------------------------------------------------------------------

Item 17. Financial Statements and Supplementary Data

      The company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

Item 18. Financial Statements and Supplementary Data

      The following financial statements of the company and the auditors' report appearing on pages 126 through 146 of the Infosys Annual Report for Fiscal 1999 are hereby incorporated herein by reference:

      o     Independent Auditors' Report

      o     Balance Sheets as of March 31, 1999 and 1998.

      o Statements of Income for the years ended March 31, 1999, 1998 and 1997.

      o Statements of Shareholders' Equity for the years ended March 31, 1999, 1998 and 1997.

      o Statements of Cash Flows for the years ended March 31, 1999, 1998 and 1997.

      o     Notes to Financial Statements.

      The Infosys Annual Report for Fiscal 1999, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and is not to be deemed as filed as a part of this Report on Form 20-F.

Item 19. Financial Statements and Exhibits

      a.    Financial Statements

      The following financial statements of the company included in Item 18 of this Report on Form 20-F are hereby incorporated by reference from the Infosys Annual Report for Fiscal 1999, filed as Exhibit 13.1 to this Report on Form 20-F.

      o     Independent Auditors' Report

      o     Balance Sheets as of March 31, 1999 and 1998.

      o Statements of Income for the years ended March 31, 1999, 1998 and 1997.

      o Statements of Shareholders' Equity for the years ended March 31, 1999, 1998 and 1997.

      o Statements of Cash Flows for the years ended March 31, 1999, 1998 and 1997.

      o     Notes to Financial Statements.

      b.    Exhibits

      --------------------------------------------------------------------------
      Exhibit Number       Description of Document
      --------------------------------------------------------------------------

             *3.1 Articles of Association of the Registrant, as amended.

             *3.2 Memorandum of Association of the Registrant, as amended.

            *3.3 Certificate of Incorporation of the Registrant, as currently in effect.

             *4.1 Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

             *4.2          Registrant's Specimen Certificate for Equity Shares.

            *10.1 Registrant's 1998 Stock Option Plan and form of Option Agreement.

            *10.2          Registrant's Employees Stock Offer Plan.

            *10.3 Employees Welfare Trust Deed of Registrant Pursuant to Employees Stock Offer Plan.

            *10.4          Form of Indemnification Agreement.

             13.1          Infosys Annual Report for Fiscal 1999.

             27.1          Financial Data Schedule.
--------------------------------------------------------------------------------

      * Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

                                   Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                for Infosys Technologies Limited

                                                       /s/ N. R. Narayana Murthy
Bangalore                                                  N. R. Narayana Murthy
May 13, 1999                                                            Chairman
                                                     and Chief Executive Officer

                                                          /s/ Nandan M. Nilekani
                                                              Nandan M. Nilekani
                                                    Managing Director, President
                                                     and Chief Operating Officer