Form 20-F
period 2000-03-31
INFOSYS TECHNOLOGIES LTD
filed 2000-05-03
CIK 1067491

--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
--------------------------------------------------------------------------------

                                   FORM 20-F

(Mark One)
[_] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended March 31, 2000

[_] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the Transition period from ______ to ______

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

                          American Depositary Shares,
  each represented by one-half of one Equity Share, par value Rs. 5 per share.
                               (Title of class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                Not Applicable
                               (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 66,150,700 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                Yes _________          No _____X_____

Indicate by check mark which financial statement item the registrant has elected to follow.
            Item 17 _________    Item 18 ______X_____

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered trademark of the company in the United States and India. All other trademarks or tradenames used in this Annual Report on Form 20-F ("Annual Report") are the property of their respective owners.

In this Annual Report, references to "$ " or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees"" are to the legal currency of India. The company's financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") on March 31, 2000, which was Rs. 43.65 per $ 1.00. For the convenience of the reader, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars which should not be construed as a representation that such Indian rupee or U.S. dollar amounts referred to herein could have been, or could be, converted to U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For historical information regarding rates of exchange between Indian rupees and U.S. dollars, see "Key Information - Exchange rates".

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

                                    Part I
--------------------------------------------------------------------------------

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

  3.A.1 & 2  Selected financial data

  This information is set forth under the caption "Summary of Selected Consolidated Financial Data" on page 96 of the Infosys Annual Report for fiscal 2000 and is incorporated herein by reference.

  3.A.3  Exchange rates

  Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result may affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. The following table sets forth, for the fiscal years indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the Noon Buying Rate:

  -------------------------------------------------------------------------------------------------
  Fiscal year ended March 31,    Period end /1/    Average /1/,/2/      High            Low
  -------------------------------------------------------------------------------------------------
  1994/3/                           Rs. 31.37           Rs. 31.52     Rs. 31.75     Rs. 31.37
  1995/3/                               31.43               31.38         31.90         31.37
  1996                                  34.35               33.47         38.05         31.36
  1997                                  35.88               35.70         36.85         34.15
  1998                                  39.53               37.37         40.40         35.71
  1999                                  42.35               42.10         43.68         39.25
  2000                                  43.65               43.46         43.68         42.84
  --------------------------------------------------------------------------------------------------

  1. The Noon Buying Rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of the company's consolidated financial statements.
  2. Represents the average of the Noon Buying Rate on the last day of each month during the period.
  3. From March 1, 1992 through August 19, 1994, the rupee was not permitted to fully float and convert on the current account. Instead, a dual exchange rate mechanism made the rupee partially convertible by permitting conversion of 60% of the foreign exchange received on a trade or revenue account at a market-determined rate and the remaining 40% at the official Government of India rate.
  4. The high and low exchange rates for the previous six months are as follows:

  ------------------------------------------------------------------------
  Month                          High                   Low
  ------------------------------------------------------------------------
  October 1999                Rs. 43.73             Rs. 43.39
  November 1999                   43.51                 43.43
  December 1999                   43.60                 43.43
  January 2000                    43.65                 43.55
  February 2000                   43.75                 43.58
  March 2000                      43.65                 43.58
  ------------------------------------------------------------------------

  3.B  Capitalization and indebtedness
  Not applicable.

  3.C  Reasons for the offer and use of proceeds
  Not applicable.

  3.D    Risk factors

  This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 97 through 110 of the Infosys annual report for fiscal 2000 and such information is incorporated herein by reference.

Item 4.  Information on the Company

  4.A    History and development of the company

  4.A.1  Company overview

  Infosys was originally incorporated as Infosys Consultants Private Limited on July 2, 1981, as a private limited company under the Companies Act, 1956 ("Indian Companies Act"), of the Republic of India. The name of the company was changed to Infosys Technologies Private Limited in April 1992 and subsequently to Infosys Technologies Limited in June 1992 when it became a public limited company. Information about the registered office of the company is disclosed on the cover page to this Form 20-F. The name and address of the agent for service in the United States is CT Corporation System, 49, Stevenson Street, Suite 900, San Francisco, CA 94105.

  The company, one of India's leading information technology ("IT") services companies, utilizes an extensive non-U.S. based ("offshore") infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has seventeen state-of-the-art offshore software development facilities located throughout India and one global development center in Canada, that enable it to provide high-quality, cost-effective services to clients in a resource-constrained environment. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance, re-engineering services, e-commerce and internet consulting as well as dedicated offshore software development centers ("OSDCs") for certain clients. In each of its service offerings, the company assumes full project management responsibility in order to strengthen client relationships, offer higher value-added services and enhance its profitability. In addition, the company develops and markets certain company-owned software products. As a result of its extensive network of offshore software development facilities, its quality systems, its disciplined processes and its significant investment in people, the company has built a platform from which it has been able to achieve significant growth to date.

  The company's initial public offering ("IPO") was in February 1993 on the Bangalore Stock Exchange and raised approximately $ 4.4 million in gross aggregate proceeds. To further fund its capital programs, Infosys raised approximately $ 7.7 million in gross aggregate proceeds through a private placement of shares in October 1994. These shares were purchased by foreign institutional investors, mutual funds as well as Indian domestic financial institutions and corporations. Most recently, in order to partially fund the expansion of its existing Indian facilities and telecommunication infrastructure in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune and to develop new facilities, the company raised approximately $ 70.38 million in gross aggregate proceeds through its initial U.S. public offering of American Depositary Shares ("ADSs") on March 11, 1999. The company has incurred $ 35.9 million, $ 16.1 million and $ 7.9 million in fiscal 2000, 1999 and 1998 respectively towards capital expenditure. The company intends to spend approximately $ 46.0 million in capital expenditure, during fiscal 2001, the majority of which will be utilized in India. This would be funded out of the internal accruals and existing cash balances of the company.

  Through its worldwide sales headquarters in Fremont, California and 19 other sales offices located in the United States, Canada, the United Kingdom, Belgium, Sweden, Germany, Australia, Japan, and India, the company markets its services to large IT-intensive businesses. During fiscal 2000, the company derived 78.0% of its revenues from North America, 14.8% from Europe and 1.4% from India. While the company derives its revenues primarily from the United States, Infosys maintains a diversified client base, with its largest client representing 7.2% of fiscal 2000 revenues. As of March 31, 2000, the company had approximately 194 clients. This diversified client base is comprised primarily of Fortune 500 companies, growing internet companies and other multinational companies. As a result of its commitment to quality and client service, the company enjoys a high level of repeat business. For fiscal 2000 and 1999, existing clients from the previous fiscal year generated 87.0% and 90.0%, respectively, of the company's revenues.

  The company was incorporated in 1981 by seven founders who shared a vision to build a world-class IT services organization based on a deeply-held value system, leadership by example, and continuous innovation. Six of these original founders remained with the company (one of the six founders, Mr. N.
  S. Raghavan retired on February 7, 2000), and, together with other members of the company's management council, have pursued their vision by focusing on certain key strategies including: (i) pursuing a world-class operating model;
  (ii) investing heavily in
  human resources; (iii) focusing on managed software solutions; (iv) capitalizing on a well established offshore development model; (v) maintaining a disciplined focus on business and client mix; and (vi) pursuing growth opportunities. In recognition of its efforts, the company was voted "Best Managed Company" in India by Asiamoney magazine in each of the last four years, was selected as "Company of the Year" by The Economic Times Awards for Corporate Excellence in 1999, was voted "India's Most Admired Company" in a poll by The Economic Times, was the first recipient of the National Award for Excellence in Corporate Governance instituted by the Ministry of Finance, Government of India and sponsored by the UTI Institute of Capital Markets and was awarded the Silver Shield in each of the last five years by the Institute of Chartered Accountants of India as the Indian company with the best presented financial statements by a non-financial company. Management believes that this reputation for leadership and innovation and the recognition it has received has been and will continue to be a key competitive advantage, particularly in attracting and retaining the highest quality IT professionals.

  4.B    Business overview

  4.B.1  Industry overview

  In today's increasingly competitive business environment, companies have become dependent on IT not only for efficiency in day-to-day operations, but also as a strategic tool for re-engineering business processes, restructuring organizations and for reacting quickly to competitive, regulatory and technological changes. For these reasons, IT capabilities are particularly critical in certain vertical markets that are undergoing rapid deregulation and globalization like financial services, utilities and telecommunications. As corporations are becoming increasingly reliant on their IT systems, the technological challenges of managing such systems have increased. IS departments must not only implement new systems based on technologies such as internet and client/server systems, but maintain and update legacy systems to work with the latest software and hardware, to expand functionality, to recognize and process dates that begin in the year 2000 and to handle other developments such as the conversion to Eurocurrency.

  As businesses have become more dependent on IT, corporate budgets for IT services have grown dramatically. According to the NASSCOM-McKinsey Study, on "Indian I. T. Strategies", the total market for IT products and services is expected to grow from $ 461 billion in 1998 to $ 1.92 trillion by 2008. India's share of the relevant market will grow to nearly $ 57 billion by 2008. The need to outsource is particularly acute for companies whose IT staff lack the requisite skill set and project management capabilities to implement new technologies, yet are reluctant to work solely with outdated technology. As a result, such companies seek third-party IT service providers to implement new technology and support existing legacy systems. Additionally, in many cases, businesses are being forced to outsource IT projects due to the difficulty and expense of recruiting and training sufficient IT staff in a resource-constrained environment. Outsourcing enables businesses to minimize the risks and reduce the time-to-completion of large IT projects by shifting some or all of their IT responsibilities to capable service organizations. In addition to this trend towards outsourcing, the IT services industry has also benefited recently from a significant demand for Year 2000 conversion services.

  Simultaneously with this significant increase in demand for IT services, the supply of qualified IT professionals has decreased in most developed countries, particularly the United States, Western Europe and Japan. According to the United States Department of Education, the number of bachelor degrees in computer science awarded annually at U.S. universities fell 41.7% from 41,889 in 1986 to 24,404 in 1995. One result of this downward trend is a growing shortage of IT professionals in the United States; furthermore, the United States Department of Commerce has estimated that between 1994 and 2005, U.S. companies will require more than one million new IT professionals to fill newly created positions and to replace workers who are retiring or are otherwise leaving the IT sector.

  This shortage of IT professionals, along with recent advances in telecommunications and the growing acceptance of telecommuting, has led to the globalization of the market for IT services. It is now well accepted that remote offshore software development and maintenance is possible if the offshore facilities leverage world-class physical and technological infrastructure, quality processes, project management methodologies, and data communications infrastructure to provide video conferencing, internet/e-mail connectivity and remote computer access. By outsourcing software development and maintenance projects to offshore IT service providers, establishing overseas facilities, or entering into joint ventures with foreign partners, companies have been able to access skilled IT professionals in lower cost environments with a large population of English-speaking technical talent.

  India: A source for software services. According to a survey of U.S. software service vendors conducted by the World Bank, India is the leading offshore destination for companies seeking to outsource software development or IT projects. India's National Association of Software and Service Companies ("NASSCOM") estimates that

  India's export revenue from software, including software services, was approximately $ 2.7 billion in fiscal 1999 and will reach $ 4.0 billion by fiscal 2000, contributing to total Indian software industry revenues of approximately $ 5.9 billion by fiscal 2000.

  There are three key factors contributing to this rapid growth of India's software market. First, India has a large, skilled labor pool that is available at a relatively low labor cost. With over four million engineers, India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, the number of software professionals employed by the Indian software industry was around 250,000 in 1998-99 as compared to 200,000 in the previous year. India has more than 1,800 engineering colleges and technical institutes which produce approximately 68,000 IT graduates annually. This sizable pool of IT talent in India is available to companies worldwide. According to Software Productivity Research, the average annual wage for software professionals in India is approximately 15% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies in the foreseeable future.

  A second key factor driving the Indian software market is the capability of Indian IT firms to produce high-quality software deliverables. A NASSCOM analysis of international quality standards of the top 300 Indian software companies undertaken in August 1999, showed that 137 had already acquired ISO 9000 or SEI Level 2 equivalent certification, with an additional 74 anticipated to acquire such certification by March 2000. These capabilities have led to the recognition of India's IT talent by companies worldwide. To take advantage of India's high-quality IT services at attractive prices, companies worldwide have outsourced their software services needs to India unrestrained by distances or transportation limitations that often handicap Indian manufacturing firms. In fact, the 10 to 12 hour time difference between India and its largest market, the United States, allows work to be carried on by teams spanning both countries on a 24-hour basis, shortening cycle times and improving productivity and service quality.

  The final factor driving the Indian software industry is the recognition by successive Indian governments in recent times of the importance of the IT sector in the Indian economy. In 1991, the Government of India introduced a number of measures to liberalize the economy and thus addressed the economic difficulties that India had been facing. These measures included policies to stimulate investment in infrastructure industries and the growing Indian software industry. This commitment to the software sector has been and continues to be pursued by each successive government since 1991. For example, the most recent Government of India established the National Task Force on Information Technology in April 1998 with a mandate to make recommendations that detail policies designed to increase India's IT exports. In addition, software firms benefit from a variety of incentives, such as relief from import duties on hardware, a tax deduction for income derived from software exports, and infrastructure support for companies operating in Software Technology Parks.

  4.B.2   Strategy

  4.B.2.1 Business strategy

  The company's vision is to become a globally respected corporation providing best-of-breed solutions employing best-in-class professionals. In order to achieve this goal, the company focuses on the following key elements of its business strategy:

  Pursue world-class operating model. The management believes that one of the most critical contributing factors to the company's success has been its commitment to pursue high-quality standards in all aspects of its business, including deliverables to the customers, human resource management, investor relations, planning, finance, physical and technological infrastructure, sales and marketing. In its services and operations, the company achieves quality through rigorous adherence to highly evolved processes, including a detailed approach to planning and execution, multi-level testing and careful tracking and analysis of quality control. The company is certified under the ISO 9001 and TickIT quality standards. In addition, the company has been certified at Level 5 of the Capability Maturity Model, a software-specific quality management model developed by the Software Engineering Institute at Carnegie Mellon University. This model defines five levels of process maturity for a software organization. Certification to Level 5 has been achieved by only around 20 companies worldwide assessed under the Capability Maturity Model. Infosys also adheres to high-quality standards in its investor relations. For example, the company was one of the first public Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly-audited Indian financial statements in fiscal 1998.

  Invest heavily in human resources. The company believes that its continued success will depend upon its ability to recruit, train, deploy and retain highly talented IT professionals. Even as the field of software engineering has been attracting the best and brightest Indian students, management believes the company has become, for Indian engineering graduates, one of the most sought after employers. The company focuses its recruiting efforts on the top 20% of the students from the engineering departments of Indian universities and uses a series of tests and interviews to identify the best applicants. In an effort to attract the most highly qualified candidates, the company has spent significant resources in creating a quality work environment. For example, its main facility in Bangalore, which spans five acres, encompasses not only 160,000 sq. ft. of office space but also 150,000 sq. ft. of landscaping, a cafeteria, outdoor sitting area, library and gymnasium as well as tennis, volleyball and basketball courts. Through this campus-like environment, the company fosters a collegial atmosphere and informal culture, which is further promoted by its "open door" operating philosophy where communication and ideas flow freely irrespective of title or tenure. The company also offers its IT professionals challenging assignments, competitive salaries and benefits and one of the first stock option plans adopted by a public Indian company. In addition, the company invests heavily in training, including three-month training sessions for newly recruited IT professionals as well as a variety of two-week continuing education courses in technology and management skills conducted by a 50-person faculty. As a result of this high level of investment in its people, management believes that the company has become one of the most attractive employers for Indian software professionals and that its attrition rate is significantly below the industry average.

  Focus on managed software solutions. Since its inception, the company has dedicated itself to providing managed software solutions, many of which are offered on a fixed-price, fixed-time frame basis. By taking full project management responsibility in every project, the company provides its clients high-quality, cost-effective solutions with low risk. Such services offer the company the opportunity to build client confidence with the potential benefit of enhanced margins. Management believes that by demonstrating its ability to manage and successfully execute large projects, the company is better positioned to become a long-term partner to its clients for all of their software needs. In addition, by retaining project management responsibility, the company accumulates significant industry expertise and continues to develop and refine its software development tools and proprietary methodologies.

  Capitalize on a well-established offshore development model. As one of the pioneers of the offshore software development model, the company has made significant investments in its infrastructure and has developed the advanced processes and expertise necessary to manage and successfully execute projects in multiple locations with seamless integration. The company has high levels of project management skills and rigid controls as evidenced by its Level 5 Capability Maturity Model certification. This commitment to quality allows the company to successfully execute approximately 68% of its project work in India while maintaining a high level of client satisfaction. These capabilities not only provide significant cost advantages but also shorten the time to deliver a solution to the client. With significant investments in offshore software development facilities, plans to expand its available facilities significantly and plans to hire additional IT professionals, the company believes that it is well-positioned to serve clients globally in a resource-constrained environment.

  Maintain disciplined focus on business and client mix. The company provides a wide range of software services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. In fiscal 2000 and 1999, the company's largest client accounted for 7.2% and 6.4%, respectively, of revenues and its five largest clients accounted for 30.2% and 28.4%, respectively, of revenues. Similarly, the company has endeavored to maintain a balance among its service offerings despite certain trends in the marketplace, in particular, Year 2000 remediation services. This balance is key to ensuring that the technology skill sets of the company's IT professionals remain diversified. Such diversification is critical not only in providing the company the flexibility to adapt to changing market conditions but also in attracting and retaining highly skilled professionals who seek the opportunity to continue to learn new technologies.

  4.B.2.2  Growth strategy

  From fiscal 1994 to fiscal 2000, the company experienced compounded annual revenue and net income growth rates of 62% and 73%, respectively, and grew from approximately 480 IT professionals to approximately 4,625. The following are the key elements of the company's growth strategy:

  Broaden service offerings. To meet all of its clients' IT needs, the company strives to offer a comprehensive range of services by continuously evaluating new and emerging technologies. As a full-service provider, the company believes that it can increase its revenues from existing clients as well as attract new clients. Toward this end, the company has opportunistically expanded its services beyond its core development, maintenance and re-engineering services. For example, the company has recently begun initiatives to develop practices focused on packaged applications implementation, e-commerce and internet/intranet services. E-commerce and internet/intranet services constituted 18.8% during fiscal 2000. The management believes that these services will increasingly become a significant part of the company's portfolio of services.

  Increase business with existing clients. In fiscal 2000, the company provided software services for more than 190 clients in the United States, Europe, Australia, Asia and Japan. A key objective of the company's growth strategy is to expand the nature and scope of its engagements with existing clients both by increasing the volume of its projects and by expanding the breadth of services offered. Establishing broad, long-term relationships potentially increases the quality and efficiency of the company's service to a particular client since each project performed for a client increases the company's understanding of the client's systems, requirements and business practices. For the same reason, establishing broad, long-term relationships with a client also reduces the company's marketing costs, increases the client's reliance on the company and creates barriers to entry for competitors. The company seeks to foster such relationships by delivering high-quality services on time and on budget and, over the course of a relationship, by increasing the integration of its services with the client's internal IT operations. To date, this approach has been highly effective. Despite the company's high rate of growth during the last few years, over 85% of revenues in both fiscal 2000 and 1999 were generated from companies who were clients in the prior fiscal year.

  Develop new clients. The company pursues several new client development strategies. First, the company offers a broad array of managed software solutions that provide an initial entry into a new client. Second, Infosys believes that it can leverage the industry-specific expertise it has developed in key vertical markets (financial services, manufacturing and distribution, retail, telecommunications and technology) to further develop its portfolio of clients in these targeted markets. This vertical market orientation continues to help Infosys design and develop re-usable software tools and processes which have specific applications to clients in these markets and which can improve the company's efficiency and productivity. Finally, the company intends to expand its global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional regional sales offices and increasing its marketing expenditures. Infosys currently maintains sales and marketing offices in 20 locations and intends to add new offices in North America, Europe and Asia. The management believes that increasing the company's geographic presence will enhance its ability to establish and support new client relationships.

  Increase revenue per IT professional. To increase its revenue per IT professional, the company continually focuses on building expertise in vertical markets, refining its software development tools and methodologies, and storing and disseminating experiential knowledge in order to improve efficiency and productivity. Additionally, to enhance productivity per IT professional, Infosys continually monitors client accounts for profitability and seeks to focus on select new clients and on those existing client relationships that have the potential for high long-term profitability. The company's policy is to decline or discontinue projects that do not offer the potential to meet its profitability targets. Finally, the company is seeking to increase the proportion of projects that are undertaken on a fixed-price, fixed-time frame rather than a time-and-materials basis. The management believes that effectively structured fixed-price, fixed-time frame projects benefit the client by reducing the client's risk, while offering the company the potential benefit of enhanced margins for projects that are performed efficiently.

  Expand and diversify base of IT professionals. Management believes that a critical element of the company's growth strategy is its ability to increase its base of IT professionals. To address this issue, the company plans to build new software development facilities in locations where it can access local pools of talent as well as increase the number of professionals employed at its existing locations. In addition, the company looks at other fields of expertise, such as business school graduates and accountants, for recruiting. Accordingly, the company has approved plans to expand its facilities in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune and has opened new facilities in Hyderabad, Mysore and Mohali, Punjab all in India and one global development center in Toronto, Canada. The company is also contemplating addition of facilities in the United States, Europe and Asia.

  Pursue selective strategic acquisitions. The company believes that pursuing selective acquisitions of IT services and software applications firms could potentially expand the company's technical expertise, facilitate expansion into new vertical markets and increase its client base. Although no acquisitions are currently being contemplated, the company anticipates that it will seek to identify and acquire companies that have well-developed applications in vertical markets, extensive client bases, proprietary technical expertise, or other strengths that would complement the company's business.

  4.B.2.3 The Infosys offshore development model

  The Indian offshore development model became popular in the mid-1990's as a method of dividing software project activities between a service provider's offshore software development facility and a client's on-site location. This model contains many features that are attractive to IT consumers who are primarily located in the

  United States, Europe and Japan, including: (i) access to a large pool of highly skilled, English-speaking IT professionals; (ii) relatively low labor costs of IT professionals offshore; (iii) the ability to provide high-quality IT services at internationally recognized standards; (iv) the capability to work on specific projects on a 24-hour basis by exploiting time zone differences between India and client sites; and (v) the ability to accelerate the delivery time of larger projects by parallel processing different phases of a project's development. While some U.S. and European companies have commenced their own operations in India, most large corporations have opted to form strategic alliances with local Indian IT companies to reduce the risks and start-up costs of operations in India.

  As one of the pioneers of the offshore development model, Infosys has a long history of successfully executing projects between its clients' sites in North America, Europe and Asia and the company's offshore software development facilities in India. In a typical software development or re-engineering assignment, the company assigns a small team of two to five IT professionals to visit a client's site and determine the scope and requirements of the project. Once the initial specifications of the engagement have been established, the project managers return to India to supervise a much larger team of 10 to 50 IT professionals dedicated to the development of the required software or system. A small team remains at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via satellite to the company's facilities enabling simultaneous processing in as many as four offshore software development facilities. Once the development stage of the assignment is completed and tested in India, a team returns to the client's site to install the newly developed software or system and ensure its functionality. At this phase of the engagement, the company will often enter into an ongoing agreement to provide the client with comprehensive maintenance services from one of its offshore software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of 10 to 20 IT professionals to travel to the client's site to gain a thorough understanding of all aspects of the client's system. The majority of the maintenance team subsequently returns to the offshore software development facility, where it assumes full responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site. By pursuing this model, the company completes approximately 68% of its project work at its offshore software development facilities in India.

  The company's project management techniques, risk management processes and quality control measures enable it to complete projects seamlessly across multiple locations with a high level of client satisfaction. Certified under ISO 9001, TickIT and at Level 5 of the Capability Maturity Model, the company rigorously adheres to highly evolved processes. These processes govern all aspects of the software product life cycle, from requirements to testing and maintenance. The company seeks to prevent defects through its quality program, which includes obtaining early sign off on acceptance test scripts, project specifications and design documents, assigning software quality advisors to help each team set up appropriate processes for each project and adhering to a multi-level testing strategy. Defects are documented, measured, tracked and analyzed, and feedback is provided to the project manager. The company compiles metrics for not only defect density and size, but also actual effort as compared to project estimates, adherence to schedule and productivity. Frequent internal and external audits are conducted to assure compliance with procedures. All of these procedures have been continuously refined throughout the company's history of providing its clients with offshore software development services.

  In addition to the processes and methodologies necessary to successfully execute the offshore model, the company has invested significant resources in its infrastructure to ensure uninterrupted service to its clients. The company has invested in redundant infrastructure with "warm" backup sites and redundant telecommunication capabilities with alternate routings to provide its clients with high service levels. Additionally, the company utilizes two telecommunications carriers in India and has installed in its principal facilities multiple international satellite links connecting with network hubs in Fremont, California and in Quincy, Massachusetts. A different ocean cable connecting Europe and the United States serves each of these hubs. Moreover, the company has installed wireless links among its facilities in Bangalore and intends to install wireless links among its other Indian facilities by the end of 2000.

  4.B.3  Service offerings and products

  The company's services include software development, maintenance and re-engineering services, e-commerce and internet/intranet consulting as well as dedicated OSDCs for certain clients. In each of its service offerings the company assumes full project management responsibility for each project it undertakes rather than providing supplemental personnel to work under a client's supervision. In addition to its IT services, the company as well as its minority-owned subsidiary, Yantra, also develop and market certain packaged applications software.

  4.B.3.1 Software development

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

  4.B.3.2 Software maintenance

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

  4.B.3.3 Software re-engineering

  The company's re-engineering services assist clients in migrating to new technologies while extending the life cycle of existing systems that are rich in functionality. Projects include re-engineering software to migrate applications from mainframe to client/server architectures, to extend existing applications to the internet, to migrate from existing operating systems to UNIX or Windows NT, or to update from a non-relational to a relational database technology. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. As with its other services, the company has developed proven methodologies that govern the planning, execution and testing of the software re-engineering process. For instance, for a nationwide manufacturer and distributor experiencing operating inefficiency with a legacy system installed in its two call centers, the company re-engineered the system to run in a distributed processing environment with front-end internet browser-based capabilities allowing 24-hour internet access to the client's distribution systems. As a result, the client was able to consolidate its call center workforce into one location and reduce its workforce by over 50%.

  4.B.3.4 Dedicated offshore software development centers

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

  4.B.3.5 New services

  The company is also focussed in certain new service areas such as (i) internet consulting, which includes developing e-commerce and internet/intranet solutions; (ii) Euro conversion, which assists clients in making their systems Euro compliant; and (iii) engineering services, which include software product design. For example, the company recently developed an intranet-based application to automate the sales order creation process of one of the world's largest office solution companies, using Java on an Oracle application server. Also, the company recently developed an intranet client service portal for a leading US life insurance firm that enables its agents to view customer policies, insurance history and rates, etc.

  4.B.3.6 Software products

  In addition to the IT services described above, the company develops and markets certain proprietary software applications. Bancs2000 is an online, retail and corporate banking system that offers rich functionality, scalability and flexibility for automation of banking operations. This product is used by banks in emerging markets that seek to implement state-of-the-art banking technology and achieve high levels of client service. Bancs2000 has been installed at more than 535 bank branches in India, Sri Lanka, Nepal, Indonesia and Tanzania. In addition, BankAway was implemented at four banks during the year.

  4.B.4   Markets and sales revenue

  The company markets its services primarily to large IT-intensive organizations in North America, Europe, and Japan The company focuses on certain market segments, including financial services, manufacturing and distribution, retail, telecommunications and technology. The company provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 2000, 1999 and 1998, the company's largest client accounted for 7.2%, 6.4% and 10.5%, respectively, of revenues. Revenues for the last three fiscal years by geographic area are as follows:

  --------------------------------------------------------------------------
  Year ended March 31,                    2000          1999          1998
  --------------------------------------------------------------------------
  North America                   $158,723,649  $ 99,203,989   $56,211,753
  Europe                            30,064,939    11,302,791     6,179,621
  India                              2,912,091     2,051,492     1,799,368
  Rest of the world                 11,743,075     8,396,954     4,139,219
  --------------------------------------------------------------------------
                                  $203,443,754  $120,955,226   $68,329,961
  ==========================================================================

  4.B.5   Sales and marketing

  The company sells and markets its services and products from 20 sales offices located in nine countries. In the United States, the company presently has sales offices located in Atlanta, Boston, Chicago, Dallas, Detroit, Fremont, Los Angeles, New York and Seattle. Additionally, the company's international sales offices are located in Australia, Belgium, Canada, Germany, India, Japan, Sweden and the United Kingdom. With its global sales headquarters in Fremont, California and its corporate marketing group in Bangalore, India, the company targets its sales and marketing efforts towards IT-intensive organizations in North America, Europe and Japan. As of March 31, 2000, the company had 48 sales and marketing employees outside of India. To continue this focus on countries with sophisticated IT services needs, the company intends to expand its global sales and marketing infrastructure by opening additional regional sales and marketing offices in North America and Europe. In addition, the company has partnered with Teksels S.A., a Swiss firm, to assist its marketing efforts in Switzerland.

  From its offices located around the world, the company's sales professionals contact prospective clients in developed markets and position the company as a leading IT services provider with operations in India. In many cases, potential clients in their search for offshore IT service providers submit a request for proposal from leading Indian software firms, including the company. The company's superior management team, quality of work, competence of its IT professionals, and competitive prices are often cited as reasons for the award of competitive contracts. In addition, the company's impressive client references and endorsements as well as its willingness to participate in trade shows and speaking engagements, have helped the company to generate greater awareness for its services. The company believes that its NASDAQ listing and its profile as a public company in the United States will further enhance its corporate marketing efforts. The company has focused its sales and marketing efforts on expanding the scope and depth of its relationships with existing clients. Although initially the company may only provide one service to a client, the company seeks to convince the client to expand and diversify the type of services the client outsources to the company. As a result, the company strengthens its relationships with its clients by closely integrating its services with its clients' IT operations. The success of this targeted strategy is reflected in the company's high rate of repeat business. Over 85% of the company's revenues in each of the last two fiscal years were generated from pre-existing clients.

  4.B.6   Competition

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

  4.B.7   Intellectual property

  Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software or deliverables. The company also develops software products and software tools which are licensed to clients and remain the property of the company. The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect its proprietary rights in technology. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of its proprietary information. The source code for the company's proprietary software is generally protected as trade secrets and as unpublished copyrighted works. The company has obtained registration of "INFOSYS" as a trademark in India and in the United States. The company does not have any patents or registered copyrights in the United States. The company generally applies for trademarks and service marks to identify its various service and product offerings.

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

  4.B.8  Government of India incentives and regulation.

  The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

  4.C    Organizational structure

  The company holds a minority interest in Yantra and is a joint venture member of the JASDIC Park Company ("JASDIC") which is an Indo-Japanese consortium founded by Kenichi Ohmae. Yantra's primary objectives are to develop, sell and support software products in the retail and distribution areas. When Infosys established Yantra, it transferred the intellectual property rights in Eagle (now known as WMSYantra), a software solution for warehouse management, to Yantra, for shares of common stock of Yantra. Subsequently, in September 1998, Yantra raised working capital funds from the company and U.S. venture capitalists through a private placement of its convertible preferred stock. In the third quarter of fiscal 1999, the company sold 1,363,637 shares of Yantra's preferred stock held by it to a U.S. venture capital fund based in Boston. As a result of this sale, the company reduced its economic interest in Yantra to less than one-half of the voting stock of Yantra. The company continues to own all of the outstanding common stock in Yantra but has no financial obligations or commitments to Yantra and does not intend to provide it with financial support, and therefore does not recognize Yantra's performance in financial statements after October 20, 1998. On June 14, 1999, Yantra sold Series C Convertible

  Preferred Stock for an aggregate purchase price of $ 15.0 million to various existing and new investors, which reduced Infosys' economic interest in Yantra to approximately 25%.

  JASDIC was formed as a consortium of several Japanese companies and three Indian companies, including Infosys. JASDIC's primary objectives are to provide high-quality software services from India to the Japanese market. During fiscal 1999, the company invested 24 million Yen equivalent to $ 0.18 million in JASDIC with the purpose of promoting the company's strategy of diversifying its geographic customer base.

  Additionally, the company has begun an incubation mechanism for its existing employees to launch their own ventures while continuing to derive benefits from a close association with Infosys. The company has piloted Onscan - a web-focused wireless-enabled notification service.

  4.D    Property, plants and equipment

  The company's principal campus situated at Electronics City, Bangalore, India, is owned by Infosys and consists of its corporate office and two new software development facilities. The corporate office consists of 220,000 square feet of land with 150,000 square feet of landscaped area, a 160,000 square feet building with 32 conference rooms and leisure infrastructure, including cafeteria, sports facilities and gymnasium. The technological infrastructure at the corporate office includes over a 1,000 networked workstations, several Netware, UNIX and WINDOWS NT servers, systems from HP, IBM, SUN, DEC, COMPAQ, ACER and AST, a video-conferencing facility, and multiple 64 kbps data communication links. In addition, the company has set up "Infosys Park I", a new software development facility, consisting of 435,600 square feet of land with 323,400 square feet of building including one block of 77,000 square feet, currently under construction. The other new software development facility, "Infosys Park II", consisting of 693,900 square feet of land with proposed building of 290,000 square feet is under construction, of which, 120,000 square feet of building is ready for use.

  As part of its strategy to provide high-quality services to its clients, the company has a detailed facility management plan. First, the company seeks to provide its Indian IT professionals with facilities that are comparable to those used by software companies in the United States and Europe. Second, the company seeks to establish facilities near large sources of technical talent. Third, the company equips its facilities to minimize vulnerability to interruptions in local utility and telecommunication services.

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

  The company has its worldwide sales headquarters in Fremont, California and branch sales offices in Atlanta, Bangalore, Boston, Brussels, Chennai, Chicago, Dallas, Detroit, Frankfurt, London, Los Angeles, Mumbai, New Delhi, New York, Seattle, Stockholm, Tokyo and Toronto. All sales offices, except the Mumbai office, are in leased facilities.

  The company plans to expand its facilities to meet its anticipated growth. Currently, the company is planning new facilities in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune. The table on the following page sets forth certain information as of March 31, 2000 relating to the company's principal facilities and proposed developments:

-----------------------------------------------------------------------------------------------------------------------------------
Location                                          Approximate                  Ownership                  Type of facility
                                                       Sq.ft.
-----------------------------------------------------------------------------------------------------------------------------------
Bangalore, India                                     323,400/1/                Conditional          Software development
  facility
  (Plots 45, 46, Electronics City)                                             purchase
Bangalore, India                                     290,000/2/                Conditional          Proposed software
  (Plots 4/1, 4/2, 4/3, 4/4, 26/1, 26/2,                                       purchase             development facility
  97C, 97D and 97E, Electronics City)
Bangalore, India                                     160,000/3/                Conditional          Corporate headquarters,
  (Plots 44 and 97A, Electronics City)                                         purchase             software development
  facility
Bangalore, India                                           -/4/                Conditional          Proposed software
  (Survey No. 8 and 9, Electronics City)                                       purchase             development facility
Bangalore, India (Dickenson Road)                      7,000                   Owned                Office premises
Bangalore, India (BTM Layout)                         11,300                   Leased               Software development
  facility
Bangalore, India (Koramangala)                        22,000                   Leased               Software development
  facility
Bangalore, India (J. P. Nagar, Phase II)                   -/5/                Owned                Proposed office premises
Bangalore, India (J. P. Nagar, Phase III)             59,500                   Leased               Software development
  facility
Bangalore, India (Adarsh Gardens)                     78,700                   Owned                Employee residence flats
                                                                                                    and guesthouses
Hyderabad, India                                       5,000                   Leased               Software development
  facility
Mangalore, India, (Kankanady).                        14,100                   Leased               Software development
  facility
Mangalore, India, (MUDA Building)                     33,900                   Leased               Software development
  facility
Mangalore, India                                       5,100                   Owned                Guesthouses
Mohali, Punjab, India                                 20,000                   Leased               Software development
  facility
Mumbai, India                                          1,200                   Owned                Sales and marketing office
Mysore, India                                          6,000                   Leased               Software development
  facility
Pune, India                                           43,700                   Leased               Software development
  facility
Pune, India                                          202,700/6/                Conditional          Software development
  facility
                                                                               purchase
Pune, India                                            3,300                   Owned                Employee residence flats
Bhubaneswar, India                                    52,900                   Leased               Software development
  facility
Bhubaneswar, India                                   189,100/7/                Conditional          Proposed software
  development
                                                                               purchase             facility
Bhubaneswar, India                                         -/8/                Conditional          Proposed software
  (S/2, Jayadev Vihar Mouza)                                                   purchase             development facility
Chennai, India                                        26,600                   Leased               Software development
  facility
Chennai, India                                        23,200                   Leased               Software development
  facility

Chennai, India                                       193,800/9/                Conditional          Proposed software
  development
                                                                               purchase             facility
Delhi, India                                           2,500                   Leased               Sales and marketing office
Fremont, California                                   17,700                   Leased               Worldwide sales
  headquarters and
                                                                                                    proximity development
  center
Toronto, Canada                                       13,000                   Leased               Global development center

Boston, Massachusetts                                  7,400                   Leased               Proximity development center
-----------------------------------------------------------------------------------------------------------------------------------

1. Total land parcel is 435,600 square feet. One block of 77,000 square feet is under construction.
2. Total land parcel is 693,911 square feet.
3. Total land parcel is 220,000  square feet.
4. The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 435,600 square feet.
5. The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 16,500 square feet.
6. Total land parcel is 1,089,000 square feet.
7. Total land parcel is 1,089,000 square feet.
8. The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 293,333 square feet.
9. Total land parcel is 577,607 square feet.

  Material plans to construct, expand and improve facilities

  The company intends to create new software development facilities in various places in India partly to shift the operations which are in the existing leased facilities and partly to expand the existing capacities to provide for the growth in business. Such expansions are planned in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune. Most of these facilities would be operational in the next 24 months. As of March 31, 2000, the company had contractual commitments for capital expenditure of $18.4 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend approximately $46.0 million on various capital expenditure during fiscal 2001 and the same would be met out of the internal accruals and existing cash balances of the company. In the opinion of the company, the working capital is sufficient for the company's present requirements.

Item 5.  Operating and Financial Review and Prospects

  5.A  Operating results

  This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 97 through 110 of the Infosys Annual Report for fiscal 2000 and such information is hereby incorporated herein by reference.

  Investment in Yantra Corporation

  Up to October 20, 1998, the company owned a majority of the voting stock of Yantra. Consequently, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing the its interest to less than one-half of the voting stock of Yantra. The company continues to own all of the outstanding common stock of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, Yantra's results subsequent to October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $15.0 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%.

  5.B  Liquidity and capital resources

  This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 97 through 110 of the Infosys Annual Report for fiscal 2000 and is incorporated herein by reference.

  5.C  Research and development, patents and licences, etc.

  The company has committed and expects to continue to commit in the future, a material portion of resources to research and development. Research and development efforts are focused on development and refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process, and the adoption of new technologies. The company's research and development expenses in fiscal 2000, 1999 and 1998 were $1.9 million, $2.8 million and $1.8 million, respectively which amounts to approximately 0.9%, 2.3% and 2.6% of total revenues, respectively.

  5.D  Trend information

  This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 97 through 110 of the Infosys Annual Report for fiscal 2000 and is incorporated herein by reference This information is set forth.

Item 6.  Directors, Senior Management and Employees

  6.A  Directors, senior management

  The directors and executive officers of the company, their respective ages as of March 31, 2000, and their respective positions with the company are as follows:

------------------------------------------------------------------------------------------------------------------------------------
Name                                       Age     Position
------------------------------------------------------------------------------------------------------------------------------------
N. R. Narayana Murthy                      53     Chairman and Chief Executive Officer
Nandan M. Nilekani/4/                      44     Managing Director, President and Chief Operating Officer
Susim M. Datta* /1,2,3/                    63     Non-executive director
Deepak Satwalekar /1,2/                    51     Non-executive director
Ramesh Vangal /1,2,3/                      45     Non-executive director
Marti G. Subrahmanyam, Prof. /1 2 3/       53     Non-executive director
Philip Yeo/3/                              54     Non-executive director
Gopalakrishnan S.                          44     Deputy Managing Director - Customer Service & Technology
Dinesh K./4/                               45     Director - Human Resources Development, Information Systems, Quality &
                                                  Productivity and Communication Design Group
Shibulal S. D./4/                          45     Director - Customer Delivery
Ajay Dubey                                 42     Vice President - Delivery - Europe
Balasubramanian P., Dr.                    50     Senior Vice President - Domain Competency Group
Balakrishnan V.                            35     Associate Vice President - Finance
Basab Pradhan                              34     Regional Manager and Vice President - Sales - West North America
Deepak Sinha, Gp. Capt. (Retd.)            52     Senior Manager - Computers & Communications Division
Girish Vaidya                              49     Senior Vice President - Banking Business Unit
Hema Ravichandar                           38     Senior Vice President - Human Resources Development
Jan DeSmet                                 41     Vice President - Infosys Business Consulting Services
Mohandas Pai T. V.                         41     Senior Vice President - Finance & Administration and Chief Financial Officer
Phaneesh Murthy                            36     Senior Vice President - Sales & Marketing and Communication & Product Services
Prabhu M. S. S., Dr.                       52     Senior Vice President - Engineering Services and Consultancy Practice
Raghavan S.                                38     Associate Vice President - Quality & Productivity
Raghupathi G. Bhandi                       39     Senior Vice President - Delivery - Enterprise Solutions
Rajiv Kuchhal                              34     Associate Vice President - Communication & Product Services - Nortel and PCC,
                                                  Development Center - Mohali
Sobha Meera P. R.                          32     Regional Manager and Vice President - Sales - Canada & East North America
Srinath Batni                              45     Senior Vice President and Head - West North America
Vasudeva L. Rao                            38     Senior Vice President - Delivery - Canada & East North America
Yegneshwar S., Dr.                         39     Vice President - Education & Research
------------------------------------------------------------------------------------------------------------------------------------

* Mr. S. M. Datta is due for retirement by rotation at the ensuing Annual General Meeting of the company and is not seeking re-election.

1.  Member of the Compensation Committee
2.  Member of the Audit Committee
3.  Member of Nomination Committee
4.  Member of Investor Grievance Committee

N. R. Narayana Murthy has served as Chairman of the Board and Chief Executive Officer of Infosys since 1981, when he founded the company with six software professionals. Mr. Murthy also served as Managing Director of Infosys until February 1999. While at Infosys, from 1992 to 1994, Mr. Murthy also served as the President of National Association of Software and Service Companies ("NASSCOM"). Mr. Murthy is on the Governing Council of the National Information Technology Task Force of India and was voted "IT Man of the Year" for 1996 by Dataquest India. In 1998, Mr. Murthy was awarded the prestigious J.R.D. Tata Corporate Leadership Award. Since 1998, Mr. Murthy has served as a director of ICICI Ltd. and as a director of Videsh Sanchar Nigam Ltd. ("VSNL") and since 1999 he has served as a director of India Growth Fund, New York. He is a Fellow of the All India Management Association ("AIMA") and the Computer Society of India ("CSI"). Mr. Murthy received a B.E. in Electrical Engineering from the University of Mysore and a M.Tech. from the Indian Institute of Technology ("IIT") Kanpur.

Nandan M. Nilekani is a co-founder of Infosys and has served as a director since 1981, Head - Marketing and Sales of Infosys since 1987, Head - Banking Business Unit since 1997 and Managing Director, President and Chief Operating Officer since February 1999. From 1981 to 1987, Mr. Nilekani was in the United States
  managing the marketing and development efforts of Infosys. Mr. Nilekani is a co-founder of NASSCOM and received a B.Tech. in Electrical Engineering from IIT Bombay.

  Susim M. Datta has served as a Director of Infosys since 1997. He is Chairman of Castrol India Ltd., Philips India Ltd., Albright & Wilson Chemicals India Ltd. and IL&FS Venture Corporation Ltd. He is a director of EID Parry Ltd., TIL Ltd., Bells Control Ltd., Indian Petrochemicals Corporation Ltd., Zodiac Clothing Company Ltd., Tata Trustee Company Ltd. and various unlisted corporations in India. From 1990 to 1996, he was Chairman of Hindustan Lever Ltd. and all Unilever Group companies in India and Nepal. Mr. Datta is a Trustee of the government-sponsored India Brand Equity Fund Trust and a member of the Advisory Board of the Council for Fair Business Practices, Mumbai. He is also Chairman of the Board of Governors of the Indian Institute of Management ("IIM") Bangalore and the Goa Institute of Management. Mr. Datta received an M.Sc. from Calcutta University.

  Deepak M. Satwalekar has served as a director of Infosys since 1997. He has been Managing Director of Housing Development Finance Corporation Ltd. since 1993, and was Deputy Managing Director since 1990. He was a member of the Managing Committee of the Bombay Chamber of Commerce and Industry from 1996 to 1998. Mr. Satwalekar was also a Member of the Economic Affairs Committee of the Indo-American Chamber of Commerce from 1993 to 1994 and 1996 to 1997. He is a director of Tata Housing Development Corporation Ltd., HDFC Bank Ltd., HDFC Holdings Ltd., HDFC Investments Ltd., Indian Opportunities Fund (Mauritius) Ltd., Iridium India Telecom Ltd., Maruti Countrywide Auto Financial Service Ltd., Mahindra Holidays & Resorts India Ltd., SchoolNet India Ltd., Tube Investments of India Ltd., Chemplast Sanmar Ltd. and Templeton Asset Management India Private Ltd. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT Bombay and an M.B.A. from the American University.

  Prof. Marti G. Subrahmanyam has served as a director of Infosys since April 1998. He has served as the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business at New York University since 1991 and has been a visiting professor at IIT Madras, INSEAD, IIM Ahmedabad and Manchester Business School, among other academic institutions. Prof. Subrahmanyam has written several books and published numerous articles in the areas of finance and economics. He is a director of ICICI Ltd., Dextrous Faber Ltd., Hindalco Industries Ltd., Aventine Investment Management, Inc., Nippon Performance Fund Ltd., Indiaserver.com, Inc., SpeedMerchant.com, Inc., Usha Communications, Inc., RMAS Ltd., Sanwa International plc., Nomura Asset Management, Inc. and Deutsche Software India Ltd., a subsidiary of Deutsche Bank AG. Dr. Subrahmanyam received a B.Tech. from IIT Madras, a Diploma in Business Administration, from IIM Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

  Ramesh Vangal has served as a director of Infosys since 1997. He has served as the President of Seagram Asia Pacific since 1998 and is currently the Chairman of Seagram India Ltd., Asia Net Media, BL.com, and is a director in Indo Bio Care, CEBECO India, Kirin Seagram, and several other private companies. From 1994 to 1997, he was a member of the Worldwide Operating Council of PepsiCo and was President of PepsiCo Foods International, Asia Pacific. From 1985 to 1994, he served in various management capacities for PepsiCo. Mr. Vangal received a B.Tech. from IIT Bombay and a M.Sc. in Business from the London Business School. He also holds a Certificate Diploma, Accounting and Finance from the Institute of Chartered Accountants in England and Wales.

  Mr. Philip Yeo has served as a director of Infosys since October 29, 1999. Mr. Yeo has served as the Executive Chairman of the Singapore Economic Development Board since January 1986 and as Deputy Chairman of Singapore's National Science and Technology Board since June 1999. He is also the Chairman of the Institute for Molecular & Cell Biology, Pidemco Land and Singapore Aerospace Manufacturing and is a Board member in INSEAD, Paris. Mr. Yeo was the first Chairman of Singapore's National Computer Board from 1981 to 1987. Mr. Yeo joined the Administrative Service in 1970 and served in the Ministry of Defence where he held several appointments including the appointment of Permanent Secretary for logistics, technology research & development and defence industries up to January 1986. He retired from the Administrative Service on March 31, 1999. Mr. Yeo graduated in 1970 in Applied Science (Industrial Engineering) from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science (Systems Engineering) from the University of Singapore in 1974. In 1976, he obtained a Master in Business Administration from Harvard University, under a Fulbright scholarship. He is the recipient of many international awards, and was conferred an Honorary Doctorate in Engineering from the University of Toronto.

  S. Gopalakrishnan is a co-founder of Infosys and has served as a director from 1981 to 1987. From 1987 to 1994, he was Technical Vice President and managed all projects at the US-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. From 1994 to date he has served as a director of Infosys. Mr.

  Gopalakrishnan was head of Technical Support Services from 1994 to 1996,
  Head - Client Delivery and Technology of Infosys from 1996 to 1999 and has served as Head - Customer Service & Technology from 1999 to date. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT Madras. Mr. Gopalakrishnan is a director in Yantra Corporation.

  K. Dinesh is a co-founder of Infosys and has served as a director since 1985. He has served as Head - Quality, Productivity and MIS of Infosys since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. Mr. Dinesh received an M.Sc. degree in Mathematics from Bangalore University.

  S. D. Shibulal is a co-founder of Infosys and has served as a director from 1984 to 1991 and since 1997. He has served as Head - Manufacturing, Distribution and Year 2000 Business Unit, and Head - Internet and Intranet Business Unit of Infosys since 1998. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at Sun Microsystems, Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal received an M.Sc. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

  Ajay Dubey has served as Vice President - Financial Services and Transportation Business Unit of Infosys since April 1999. From 1995 to 1999, he was an Associate Vice President working in the Financial Services and Transportation Business Unit. He joined the company in 1993 as a Senior project manager. From 1990 to 1993, he served as a Technical Team leader in ANZ Grindlays, New Zealand. Mr. Dubey received a B.Tech. from IIT Kanpur in 1980.

  Dr. P. Balasubramanian has served as Senior Vice President and Head - Financial Services and Transportation Business Unit of Infosys since 1995. From 1989 to 1992, Dr. Balasubramanian was Chief Executive Officer and Technical Director of Hitek Software Engineers Ltd. ("Hitek"), Jamaica, West Indies. From 1992 to 1994, he was a Technical Director of Hitek. From 1986 to 1989, Dr. Balasubramanian was Chief Executive Officer of Cholamandalam Software Ltd., Chennai. Dr. Balasubramanian has been invited as guest faculty to several executive training programs in India as well as at the University of West Indies. Dr. Balasubramanian received a B.Tech. and M.Tech from IIT Madras and a Ph.D. in Operations Research and Financial Management from Purdue University.

  V. Balakrishnan has served as Associate Vice President - Finance, since 1999. After joining Infosys in 1991, he has served in various capacities in the Finance department of the company. Prior to joining Infosys, he was Senior Accounts Executive for Amco Batteries Ltd.. Mr. Balakrishnan received a B.Sc. from the University of Madras and is an Associate Member of the Institute of Chartered Accountants of India, a Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India.

  Basab Pradhan has served as Regional Manager since 1998. After joining Infosys in 1994, Basab served in various capacities for the company, including as Business Development Manager between 1995-98. Prior to joining Infosys, he was Area Sales Manager for Lipton India Ltd. Basab received a B.Tech. in Mechanical Engineering from IIT Kanpur in 1987 and a Post Graduate Diploma in Management from IIM Ahmedabad in 1989.

  Group Captain (Retd) Deepak Sinha has served as Head - Computer and Communications Division (CCD) of Infosys since April 1998. Prior to joining Infosys, he was Director - IMMOLS Project for The Indian Air Force. Group Captain (Retd.) Sinha graduated from IIT Kharagpur in 1968.

  Girish Vaidya has served as Senior Vice President and Head - Banking Business Unit of Infosys since April 1999. Prior to that, Mr. Vaidya was Director and Head - Operations India for ANZ Grindlays with whom he had been since 1975. Mr. Vaidya received a B.E. from S.P College of Engineering, Mumbai in 1973 and a Post Graduate Diploma in Management from IIM Calcutta in 1975.

  Hema Ravichandar has served as Senior Vice President and Head - Human Resources of Infosys since 1998. From 1996 to 1998, Ms. Ravichandar was an independent consultant. From 1992 to 1995, she served as Head - Human Resources at Infosys. From 1983 to 1992, Ms. Ravichandar was Deputy Manager - Human Resource Development at Motor Industries Company Ltd.. Ms. Ravichandar received a B.A. in Economics and a Post Graduate Diploma in Management from IIM Ahmedabad.

  Jan DeSmet has served as Vice President - Consulting Services and Head - Strategic Business Unit-4 since January 1999 and is currently Vice President - Business Consulting Services. From 1996 to 1998, Mr. DeSmet was Senior Principal with Diamond Technology Partners in Chicago. Mr. DeSmet received a M.B.A from the University of Dallas in 1982.

  T. V. Mohandas Pai has served as Senior Vice President, Head - Finance and Administration and Chief Financial Officer of Infosys since 1996. From 1994 to 1996, he served as Vice President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Ltd.. He was also a member of the Capital Markets Committee of the Institute of Chartered Accountants of India. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and an LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India.

  Phaneesh Murthy has served as Senior Vice President and Head - Worldwide Sales of Infosys since 1996. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata, the software division of Indian Organic Chemicals Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT Madras and a post graduate diploma in business administration from IIM Ahmedabad.

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

  Raghupathi G. Bhandi has served as Vice President of Infosys since April 1998. From 1995 to 1998, he started and developed the company's first software development facility outside of Bangalore. From 1991 to 1995, Mr. Bhandi worked in the Quality Department of Infosys with attention to ISO 9000 certification. From 1988 to 1991, he was an Assistant Manager on projects in the United States and Europe. Mr. Bhandi received a B.E. from Mysore University and an M.Tech. in Industrial Management and Engineering from IIT Kanpur.

  Rajiv Kuchhal has served as Associate Vice President of Infosys since 1998 and Head--Nortel OSDC Business Unit of Infosys since April 1998. From 1990 to 1998, Mr. Kuchhal served in various capacities for the company, including projects relating to an electronic telex interface and management of the Nortel OSDC before it became a separate business unit. Mr. Kuchhal received a B.Tech. in Electrical and Electronics Engineering from IIT Delhi.

  Srinath Batni has served as Senior Vice President and Head - Retail and Telecommunications Business Unit of Infosys since 1996. After joining Infosys in 1992, Mr. Batni was a Project Manager. From 1990 to 1992, he was Manager of Technical Support for PSI Bull, an Indian software development subsidiary of Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

  Sobha Meera P. R. has served as Regional Manager - Canada & East North America since 1998. After joining Infosys in 1995 Ms. Meera served as Branch Manager between 1995 and 1998. Prior to joining Infosys, she worked in various Sales & Marketing positions for HCL Ltd. & Sonata, the software division of Indian Organic Chemicals Ltd. Ms. Meera received her Post Graduate Diploma in Management from the IIM Ahmedabad in 1995 and a B.E. from Osmania University in 1989.

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

  Dr. S. Yegneshwar has served as Associate Vice President and Head - Education and Research of Infosys since 1996. From 1993 to 1996, Dr. Yegneshwar was a group leader of the Software Engineering group in the Education and Research Department of Infosys. From 1990 to 1993, he was an Assistant Professor of Computers and Information Systems at IIM Ahmedabad, where he taught courses in software engineering and management to postgraduate and doctoral students. Dr. Yegneshwar received a B.E. in Mechanical Engineering from the Birla Institute of Technology and Science, Pilani and a Ph.D. in Computer Science and Engineering from IIT Bombay.

  6.B  Compensation

  In fiscal 2000, the company's five non-employee directors were paid an aggregate of $ 110,500. Directors who are also employees of the company do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at the board and the committee meetings.

  The table below sets forth the compensation for the officers and directors of the company, for the fiscal year ended March 31, 2000.

     ----------------------------------------------------------------------------------------------------------------
     Annual compensation awards                     Stock options                           Amount
     -----------------------------------------------------------------------------------------------------------------
      Name                                   Salary    Bonus    Other      No. of       Grant         Expiration    accrued
                                                               annual     options       price               date  for long-
                                                              compen-     granted                                      term
                                                               sation  during the                                  benefits
                                                                             year
     ----------------------------------------------------------------------------------------------------------------------
      N. R. Narayana Murthy                $ 14,986   $3,747  $ 9,741          -           -                  -       4,767
      Nandan M. Nilekani                     14,986    3,747   11,333          -           -                  -       4,767
      Gopalakrishnan S.                      14,986    3,747    9,741          -           -                  -       4,767
      Dinesh K.                              14,986    3,747   11,146          -           -                  -       4,767
      Shibulal S. D.                         14,986    3,747    9,741          -           -                  -       4,767
      Susim M. Datta                              -        -   25,000          -           -                  -           -
      Deepak Satwalekar                           -        -   25,000          -           -                  -           -
      Ramesh Vangal                               -        -   25,000          -           -                  -           -
      Marti G. Subrahmanyam, Prof.                -        -   25,000          -           -                  -           -
      Philip Yeo                                  -        -   10,500          -           -                  -           -
      Options to purchase equity shares
      Ajay Dubey                              9,529        -    9,592      8,000      $99.12  November 10, 2008       3,031
      Balasubramanian P., Dr.                14,072        -   14,437      8,000       93.66  November 10, 2008       4,476
      Balakrishnan V.                         7,620        -   10,899     10,000       93.66  November 10, 2008       2,424
      Deepak Sinha, Gp. Capt. (Retd.)         5,327    1,065   10,422      4,000       93.66  November 10, 2008       1,694
      Girish Vaidya                          14,072        -   14,105      8,000       93.66  November 10, 2008       4,476
      Hema Ravichandar                       11,385        -   10,201      8,000       93.66  November 10, 2008       3,622
      Jan DeSmet                            165,000        -        -          -           -                  -           -
      Mohandas Pai T. V.                     17,756        -    9,289     14,000       93.66  November 10, 2008       5,648
      Prabhu M. S. S., Dr.                   13,321        -   13,329      6,000       93.66  November 10, 2008       4,238
      Raghavan S.                             8,695        -   10,118     10,000       93.66  November 10, 2008       2,766
      Raghupathi G. Bhandi                    9,150        -   11,337      8,000       93.66  November 10, 2008       2,910
      Rajiv Kuchhal                           8,033        -    8,120          -           -                  -       2,555
      Srinath Batni                          16,094        -    6,130     12,000       93.66  November 10, 2008       5,120
      Vasudeva L. Rao                         8,637        -    8,957     12,000       93.66  November 10, 2008       2,747
      Yegneshwar S., Dr.                      7,529        -    7,959     10,000       93.66  November 10, 2008       2,395
      Options to purchase ADSs
      Basab Pradhan                          86,004        -   38,832      5,000       89.50  November 10, 2008           -
      Phaneesh Murthy                       230,004        -   33,128      8,000       89.50  November 10, 2008           -
      Sobha Meera P. R.                      86,004        -   25,800      5,000       89.50  November 10, 2008           -
     ----------------------------------------------------------------------------------------------------------------

     6.C.1     Board practices

     ----------------------------------------------------------------------------------------------------------------
      Name                                Expiration of current           Term of office
                                          term of office
     ----------------------------------------------------------------------------------------------------------------
     N. R. Narayana Murthy                April 30, 2002                  5 years /1/
     Nandan M. Nilekani                   April 30, 2002                  5 years /1/
     Gopalakrishnan S.                    October 17, 2004                5 years /1 2/
     Dinesh K.                            April 30, 2002                  5 years /1/
     Shibulal S. D.                       April 30, 2002                  5 years /1/
     Susim M. Datta                       May 27, 2000                    Retirement by rotation /3/
     Deepak Satwalekar                                                    Retirement by rotation
     Ramesh Vangal                                                        Retirement by rotation
     Marti G. Subramanyam, Prof.                                          Retirement by rotation
     Philip Yeo                                                           Retirement by rotation
     ----------------------------------------------------------------------------------------------------------------

   1. The period of appointment as an executive director is for five years. However, these directors customarily retire by rotation once in three years and are to be re-elected by the stockholders.

   2. Mr. S. Gopalakrishnan's Contract of Service with the company as Deputy Managing Director, ended on October 18, 1999. He was re-appointed by the board for a new term of five years ending on October 17, 2004 and his re-appointment has been recommended for the approval of the stockholders in the ensuing Annual General Meeting and forms part of the Items of Special Business of the Notice to the stockholders, which is attached as an exhibit to this Form 20-F.

   3. Mr. S. M. Datta is due for retirement by rotation at the ensuing Annual General Meeting of the company and is not seeking re-election.

     4. The board constantly evaluates the contribution of its members, and recommends to stockholders their re-appointment periodically as per statute. The Indian Companies Act mandates that two-thirds of the members of the board should retire by rotation, of which, one-third of such members should retire every year, and qualifies the retiring members for re-appointment. However all the directors of the company customarily retire by rotation. The executive directors are appointed by the stockholders for a maximum period of five years at one time but are eligible for re-appointment upon completion of their term. The nominations committee of the board, composed entirely of independent directors, recommends such appointment / re-appointment. However, the membership term is limited by the retirement age for members. The board has adopted a retirement policy for its members. Under this policy, the maximum age of retirement of executive directors, including the CEO, is 60 years, which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for retirement from the board is 65 years. The directors' contracts do not contain material severance packages.

6.C.2  Employment contracts

Under the Indian Companies Act, the company's stockholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of stockholders. Each employee director of the company has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five year period, but either the company or the employee director may terminate the agreement upon six months notice to the other party.

6.C.3  Board committee information

The details relating to the company's audit committee and remuneration committee, including the names of committee members and a summary of the terms of reference under which the committee operates is on pages 45 through 54 of the Infosys Annual Report for fiscal 2000 and is incorporated herein by reference.

6.D    Employees

As of March 31, 2000, the company had approximately 5,390 employees, including approximately 4,625 IT professionals, up from approximately 3,770 and approximately 3,160, respectively, as of March 31, 1999 and approximately 2,190 and approximately 2,610, respectively as of March 31, 1998. The company invests heavily in its programs to recruit, train and retain qualified employees, and management believes the company has established a reputation as one of the most preferred employers for software engineers in India.

The company focuses its recruiting efforts on the top 20% of students from engineering departments of Indian schools and relies on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Because the company emphasizes flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, the company's culture. The company's reputation as a premier employer enables it to select from a large pool of qualified applicants. For example, in fiscal 2000, the company received approximately 184,000 job applications, tested approximately 36,610, interviewed approximately 10,180 and extended job offers to approximately 3,330 of whom approximately 2,050 accepted. The company seeks to attract and motivate IT professionals by offering: an entrepreneurial environment that empowers IT professionals; programs that recognize and reward performance; challenging assignments; a continuous updating of skills; and a culture that emphasizes openness, integrity and respect for the employee. IT professionals receive competitive salaries and benefits and are eligible to participate in the company's stock option plans. In addition, the company spends significant resources on training and continuing education. To conduct training, the company employs a 50-person faculty, including 20 with doctorate or master's degrees. The faculty conducts three-month training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills.

At any given time, approximately 30% of the company's IT professionals are working on-site at client facilities in the United States and elsewhere while the balance are working off-site in India. On average, approximately 980, 530 and 330 of the company's IT professionals worked on-site in the United States and elsewhere per month in fiscal 2000, fiscal 1999 and fiscal 1998, respectively. On average, approximately 3,100, 2,630 and 1,780 of the company's IT professionals and support staff worked off-site in India per month in fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

The company's professionals that work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of March 31, 2000, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (745 persons) or L-1 visas (218 persons). Both H-1B and L-1 visas require that recipients meet certain education requirements; however, only employees who have worked for the company for at least one year are eligible to obtain L-1 visas. The company is generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In the years in which this limit is reached, the company may be unable to obtain H-1B visas necessary to bring critical Indian IT professionals to the United States on an extended basis. The H-1B limit was reached in March 2000 by the U.S. Government for its fiscal year ending September 30, 2000 and in May 1999 for its fiscal year ending September 30, 1999. The company planned for the H-1B limit being reached prior to the end of the U.S. Government's current fiscal year primarily by forecasting its annual needs for such visas early in the U.S. Government's fiscal year and applying for such visas as soon as practicable. In addition, the company utilizes L-1 visas whenever available and redeploys existing H-1B visa holders in order to minimize the number of new H-1B visas needed by the company. While the company anticipated that such limit would be reached prior to the end of the U.S. government's fiscal year and has made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas.

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

6.E.1  Share ownership (As of March 31, 2000)

The following table sets forth the options to purchase securities, granted to executive officers and directors, that were outstanding as of March 31, 2000.

----------------------------------------------------------------------------------------
Class of securities                 Total securities  Exercise price   Expiration dates
----------------------------------------------------------------------------------------
 Equity shares                              1,14,000          $93.66  November 2003-2008
 American Depositary Shares                   18,000          $89.50  November 2003-2008
----------------------------------------------------------------------------------------

The following table sets forth for each director and executive officer, the total number of equity shares, ADSs and Options to purchase equity shares and ADSs held as of March 31, 2000.

----------------------------------------------------------------------------------------
Name                                        Shares     % of shares      Shares  Exercise  Expiration
                                      beneficially    beneficially  underlying   price
                                             owned           owned     options
                                                                       granted
----------------------------------------------------------------------------------------
 N. R. Narayana Murthy /1/               4,931,300            7.45           -         -           -
 Nandan M. Nilekani /1/                  3,334,900            5.04           -         -           -
 Dinesh K. /1/                           2,143,400            3.24           -         -           -
 Gopalakrishnan S. /1/                   3,090,000            4.67           -         -           -
 Shibulal S. D. /1/                      2,124,500            3.21           -         -           -
 Susim M. Datta                                  -               -           -         -           -
 Deepak Satwalekar                               -               -           -         -           -
 Ramesh Vangal /2/                               -               -           -         -           -
 Marti G. Subrahmanyam, Prof. /2/                -               -           -         -           -
 Philip Yeo                                      -               -           -         -           -
 Ajay Dubey /2/                                  -               -           -         -           -
 Balasubramanian P., Dr. /2/                     -               -           -         -           -
 Balakrishnan V. /2/                             -               -           -         -           -
 Basab Pradhan /2/                               -               -           -         -           -
 Deepak Sinha, Gp. Capt. (Retd.) /2/             -               -           -         -           -
 Girish Vaidya /2/                               -               -           -         -           -
 Hema Ravichandar /2/                            -               -           -         -           -
 Jan DeSmet /2/                                  -               -           -         -           -
 Mohandas Pai T. V. /2/                          -               -           -         -           -
 Phaneesh Murthy /2/                             -               -           -         -           -
 Prabhu M. S. S., Dr. /2/                        -               -           -         -           -
 Raghavan S. /2/                                 -               -           -         -           -
 Raghupathi G. Bhandi /2/                        -               -           -         -           -
 Rajiv Kuchhal /2/                               -               -           -         -           -

----------------------------------------------------------------------------------------
Name                                        Shares     % of shares      Shares  Exercise  Expiration
                                      beneficially    beneficially  underlying   price
                                             owned           owned     options
                                                                       granted
----------------------------------------------------------------------------------------
  Srinath Batni /2/                              -               -           -         -           -
  Sobha Meera P. R. /2/                          -               -           -         -           -
  Vasudeva L. Rao /2/                            -               -           -         -           -
  Yegneshwar S., Dr. /2/                         -               -           -         -           -
----------------------------------------------------------------------------------------

1. Number of shares and percentage ownership is based on 66,15,0700 equity shares outstanding as of March 31, 2000. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2000 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

2. Hold less than one percent of the class of shares and individual share ownership has not previously been disclosed to shareholders or otherwise made public.

6. E. 2 Option plans

The company has three Option plans in operation the 1994 Employee Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan, a description of which is provided below:

1994 Employees Stock Offer Plan. In September 1994, the company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and February 2000) to eligible employees. The warrants were issued to an employee welfare trust ("Trust") at Rs. 1 each. The warrants were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees. The warrants are transferred to employees at Re. 1 each and each warrant entitles the holder to purchase one of the company's equity shares at a price of Indian Rs. 100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the ESOP. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five year vesting period. As of March 31, 2000, the company's outstanding equity shares included 509,800 equity shares held by the Trust of which 341,400 equity shares were allotted to employees, subject to vesting provisions and have been included in the calculation of basic and diluted earnings per share. The 168,400 equity shares were not considered outstanding for purposes of calculating diluted earnings per share calculations. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

The company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the years ended March 31, 2000, 1999 and 1998, the company recorded deferred compensation of $ 1,029,649, $ 30,407,892 and $ 6,890,343, respectively, for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

In fiscal 1998, the company declared a stock split of two equity shares for each equity share outstanding in the form of a stock dividend to all its shareholders including participants in the ESOP. Under the terms of the ESOP, the additional equity shares issued to ESOP participants as a result of the stock dividend were not subject to vesting. Consequently, the amortization of deferred stock compensation of $ 1,519,739 relating to these shares was accelerated at the time of the stock dividend. Similarly, in fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its shareholders including participants in the ESOP in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

1998 Stock Option Plan. The company's 1998 Stock Option Plan ("1998 Plan") provides for the grant of nonstatutory stock options and incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1998 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to maximum limit of 1,470,000 equity shares issuable under the 1998 Plan. A total of 1,600,000 equity shares are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for ADSs represented by ADRs.

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

1999 Stock Option Plan (the 1999 Plan) The 1999 Plan was approved by the shareholders and the board of directors in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising a maximum of seven members, the majority of whom are independent directors on the board of directors. Under the 1999 Plan, options will be issued to employees at an exercise price not less than the Fair Market Value. Fair Market Value means the closing price of the company's shares on the stock exchange where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than Fair Market Value only if specifically approved by the members of the company in a general meeting.

Options granted under the 1999 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1999 Plan must generally be exercised within three months of the end of optionee's status as an employee of the company, but in no event later than the expiration of the option's term. In the event of optionee's termination as a result of death or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

The 1999 Plan provides that in the event of a merger of the company with or into another corporation, a sale of substantially all of the company's assets or a like transaction involving the company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

Item 7  Major Shareholders and Related Party Transactions

     7.A    Major shareholders

     The following table sets forth certain information regarding the beneficial ownership of the equity shares at March 31, 2000 of (i) each person or group known by the company to own beneficially 5% or more of the outstanding equity shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to Infosys by such persons.



     ------------------------------------------------------------------------------------------------------------------------------
     Name of the                            Class of     No of shares     % of     No of shares      % of       No of shares  % of
     beneficial owner                       security     beneficially    class     beneficially      class      beneficially  class
                                                          held /1 2/                held /1 2/                   held /1 2/
     ------------------------------------------------------------------------------------------------------------------------------
                                                                   2000                     1999                         1998
     ------------------------------------------------------------------------------------------------------------------------------
      N. R. Narayana Murthy               Equity shares     4,931,300        7.45     5,047,200         7.63       5,107,200   7.97
      Nandan M. Nilekani                  Equity shares     3,334,900        5.04     3,376,400         5.10       3,432,400   5.36
      N. S. Raghavan*                     Equity shares     3,467,860        5.24     3,531,200         5.33       3,572,400   5.57
      Shareholding of all directors and
       officers as a group (29 persons)                    20,194,562       25.03
     ------------------------------------------------------------------------------------------------------------------------------

     * Ceased to be director of the company effective as of February 7, 2000.

     1. Number of shares and percentage ownership is based on 66,15,0700 equity shares outstanding as of March 31, 2000. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2000 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

     2. As adjusted to reflect the company's 2-for-1 stock splits in 1998 and 2000.

     The major shareholders of the company do not have a differential voting right in respect of the equity shares of the company.

     The company's American Depositary Shares listed on the NASDAQ National Market(R) each representing one-half of one equity share of par value Rs. 5 per share are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and are held by approximately 13,500 holders of record in the United States of America ("USA"), as of March 31, 2000.

     The company's equity shares can be held by Foreign Institutional Investors ("FIIs"), Overseas Corporate Bodies ("OCBs") and Non-resident Indians ("NRIs") who are registered with the Securities and Exchange Board of India ("SEBI") and the Reserve Bank of India ("RBI"). Currently over 25.13% of the Company's equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. The company is not aware which of these FIIs, OCBs and NRIs hold these equity shares as residents of or bodies corporates registered in the USA and is not aware of the portion of these equity shares held by these FIIs, OCBs and NRIs in the USA.

     To the best of its knowledge, the company is not owned or controlled directly or indirectly by any government or by any other corporation. The company is not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company

     The above shares are issued and traded within India and is held, directly or indirectly, in the beneficial name of the holders.

     7.B    Related party transactions

     The Company had no material transaction with any shareholders owning more than 10% of the equity of the company.

     Yantra Corporation

     In December 1996, the company transferred all rights, title and interest in and to the WMSYantra (formerly known as EAGLE) software product to Yantra, then a majority-owned subsidiary of the company. Yantra granted Infosys a non-exclusive right to reproduce, distribute and service the product to the extent necessary to fulfill the company's pre-existing contractual obligations for the product. In consideration for this transaction Infosys received 7,500,000 shares of common stock of Yantra, which had a fair market value at the time of $ 0.20 per share. In September 1997, the company purchased 2,000,000 shares of Series A Preferred Stock of Yantra at $ 0.75 per share. Certain of the company's directors or officers are directors of Yantra. As of March 31, 1998, Mr. Phaneesh Murthy, an executive officer of the company, held options to purchase 100,000 shares of common stock of Yantra at an exercise price of $ 0.10 per share, all of which were granted on September 29, 1997. Other than Mr. Phaneesh Murthy, none of the company's directors or officers beneficially owns any shares or options of Yantra. On October 20, 1998, the company sold 1,363,637 shares of Series A Preferred Stock of Yantra for $ 1.10 per share to an unaffiliated purchaser. As a result, the company reduced its interest in Yantra to less than one-half of voting stock of Yantra. On June 14, 1999, Yantra issued Series C Preferred Stock amounting to $ 15.0 million to various existing and new investors. Sales to Yantra in fiscal 2000 were $
     2.6 million.

     7.B.1  Employment agreements

     The company has entered into agreements with its employee directors containing a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five-year period, but either the company or the employee director may terminate the agreement upon six months notice to the other party.

     7.B.2  Loans to employees

     Pursuant to an employee loan program, the company grants loans to employees to acquire certain assets such as property, vehicles or for personal needs. Such loans are made at interest rates ranging from 0% to 4% and are repayable over fixed periods ranging from one to 100 months. The loans generally are secured by the assets acquired by the employees. As of March 31, 2000, there were $ 12 million in loans outstanding to employees, of which $ 163,881 were loans receivable from executive officers of the company in amounts less than $ 60,000. The largest outstanding loan during fiscal 2000 was a housing loan for $ 34,404 given to Mr. Ajay Dubey, Vice President - Europe. The loan, made on June 23, 1999 carried no interest and was outstanding in the amount of $ 33,257 as of March 31, 2000.

     7.C    Interests of experts and counsel

     Not applicable.

Item 8.  Financial Information

     8.A.1  Consolidated statements and other financial information

     The following financial statements of the company and the auditors' report appearing on pages 112 through 131 of the Infosys Annual Report for fiscal 2000 are incorporated herein by reference:

     . Independent auditors' report.
     . Balance Sheets as of March 31, 2000 and 1999.
     . Statements of Income for the years ended March 31, 2000, 1999 and 1998. . Statements of Shareholders' Equity for the years ended March 31, 2000,
       1999 and 1998.
     . Statements of Cash Flows for the years ended March 31, 2000, 1999 and
       1998.
     . Notes to financial statements.

     The Infosys Annual Report for fiscal 2000, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and is not to be deemed as filed as a part of this report on Form 20-F.

     8.A.2  Legal proceedings

     The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

     8.A.3  Dividends

     Dividends

     Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. In the last three fiscal years, the company declared an aggregate of approximately $ 0.24 per equity share, as adjusted to reflect the company's two-for-one stock split in November 1999, in cash dividends (equivalent to approximately $ 0.12 per ADS). Although the company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs will rank pari passu with existing equity shares of the company in respect of dividends. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the Depositary in rupees and except as otherwise described in the Deposit Agreement dated March 11, 1999 (the "Deposit Agreement") will be converted by the Depositary into U.S. dollars and distributed, net of Depositary fees and expenses, to the holders of such ADSs.

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

     --------------------------------------------------------------------
     Year ended March 31, Dividend paid per equity share /1/
     --------------------------------------------------------------------
                                          Indian rupee          $
     --------------------------------------------------------------------
     2000                                         4.50       0.11
     1999                                         3.75       0.09
     1998                                         3.00       0.04
     1997                                         2.75       0.02
     1996                                         2.50       0.02
     --------------------------------------------------------------------

     1. Dividends are retroactively adjusted to reflect the effect of the two-for-one stock split in November 1999.

     8.B Significant changes

     None.

Item 9.  The Offer and Listing

     9.1 General

     The company's equity shares are traded on The Stock Exchange, Mumbai ("BSE"), the Bangalore Stock Exchange ("BGSE") and The National Stock Exchange ("NSE") in India ("Indian Stock Exchanges"). The company's American Depositary Shares as evidenced by American Depositary Receipts ("ADRs") are traded in the U.S. on the NASDAQ National Market(R) under the ticker symbol "INFY". Each equity share of the company is represented by two American Depositary Shares ("ADSs"). The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999 when they were issued by the depositary Bankers Trust Company (the "Depositary"), pursuant to the Deposit Agreement.

     The number of outstanding equity shares in the company, as of March 31, 2000, were 66,150,700. As of March 31, 2000, there were approximately 13,500 record holders of ADRs evidencing 4,163,800 ADSs (equivalent to 2,081,900 equity shares). As of March 31, 2000, there were 43,000 record holders of the 66,150,700 equity shares listed and traded on the stock exchanges in India.

     The following table sets forth for the periods indicated the price history of the equity shares and the ADSs on the Indian Stock Exchanges and the NASDAQ respectively:

Annual high-low price history for previous five years

-----------------------------------------------------------------------------------------------------------------------------
                                      BSE                      NSE                   BGSE                      NASDAQ
American                         Price per equity       Price per equity       Price per equity          Price per Depositary
                                   share in $               share in $            share in $                 Shares in $
------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                      High         Low       High          Low      High          Low        High            Low
------------------------------------------------------------------------------------------------------------------------------
2000                            316.84       29.29     319.57        28.90    320.55        55.24      375.00           19.63
1999                             40.73       11.16      40.82        10.84     13.18         7.21       25.00           18.69
1998                             11.56        3.54      11.89         3.32      9.85         3.76           -               -
1997                              4.10        1.67       4.18         1.76      4.08         1.65           -               -
1996                              2.02        1.33       2.00         1.35      1.94         1.33           -               -
-----------------------------------------------------------------------------------------------------------------------------

Stock price per share have been restated to reflect a two-for-one stock-split in fiscal 1998, 1999 and 2000.

Source: The Economic Times

Quarterly high-low price history for previous two years

----------------------------------------------------------------------------------------------------------------------------
                                   BSE                        NSE                 BGSE                 NASDAQ
American                     Price per equity           Price per equity     Price per equity      Price per Depositary
                                share in $                share in $          share in $ /1/          Shares in $
----------------------------------------------------------------------------------------------------------------------------
Fiscal Year                 High         Low           High          Low     High         Low      High             Low
----------------------------------------------------------------------------------------------------------------------------
2000

First quarter               44.04       29.29         43.39         28.90         -           -     30.63           19.63
Second quarter              91.56       41.69         91.61         41.91     86.32       55.24     73.88           28.69
Third quarter              168.75       78.70        167.35         78.85    168.19       79.49    180.00           65.50
Fourth quarter             316.84      130.74        319.57        129.88    320.55      131.89    375.00          133.00

1999

First quarter               14.75       11.16         15.30         10.84     13.18        7.21         -               -
Second quarter              15.96       12.76         16.17         12.48         -           -         -               -
Third quarter               17.46       13.03         18.28         12.58         -           -         -               -
Fourth quarter              40.73       17.35         40.82         14.35         -           -     25.00           18.69
----------------------------------------------------------------------------------------------------------------------------

1. The company's shares were not traded on the BGSE between May 1998 and July 1999.

Stock price per share have been restated to reflect a two-for-one stock-split in February 2000.

Source: The Economic Times for Indian quotes and http://finance.yahoo.com for
                                                 ------------------------
ADS quotes

Monthly high-low price history for previous six months

--------------------------------------------------------------------------------------------------------------------------
                              BSE                     NSE                     BGSE                      NASDAQ
American                 Price per equity       Price per equity        Price per equity        Price per Depositary
                            share in $            share in $              share in $                 Shares in $
--------------------------------------------------------------------------------------------------------------------------
Month                   High          Low       High          Low      High           Low       High             Low
--------------------------------------------------------------------------------------------------------------------------
Oct 1999               100.65        78.86     102.44        79.01     98.68         79.64     179.50            65.50
Nov 1999               112.33        75.92     112.59        76.04    112.33         74.31     117.50            71.50
Dec 1999               168.42       103.48     167.02       103.83    167.85        104.62     180.00           102.07
Jan 2000               194.17       130.73     193.52       129.87    192.66        131.88     201.00           133.00
Feb 2000               246.85       163.13     247.76       164.03    250.06        166.90     340.50           159.25
Mar 2000               316.81       201.83     319.54       195.21    320.53        208.85     375.00           180.00
--------------------------------------------------------------------------------------------------------------------------

Stock price per share have been restated to reflect a two-for-one stock-split in February 2000

Source: The Economic Times for Indian quotes and http://finance.yahoo.com for
                                                 ------------------------
ADS quotes

  9.2  Trading practices and procedures on the Indian Stock Exchanges

  The Stock Exchange, Mumbai ("BSE") and the National Stock Exchange ("NSE") together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through online execution. These two stock exchanges handle over 398,000 trades per day. Trading takes place on a five-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to "net out" their transactions and must trade on a delivery basis only.

  The BSE permits carry forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The BSE specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the BSE takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The NSE trades from 9:30 a.m. until 4:00 p.m. on weekdays, except holidays. The NSE and BSE have separate online trading systems and separate clearing houses. The BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within the premises of the BSE. From December 14 through December 23, 1993, the BSE was closed due to a broker's strike, and from March 20 through March 22, 1995, the Governing Board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian Stock Exchanges in response to "panic" trading or large fluctuations. The equity shares of the Company were not traded on the BGSE between May 1998 and July 1999 owing to the absence of quotes for trades in the BGSE.

Item 10.   Additional Information

  10.A    Share capital
  Not applicable.

  10.B    Memorandum and Articles of association
  Description of equity shares

  Set forth below is a brief summary of the material provisions of the company's Articles of Association ("AOA") and the Indian Companies Act, all as currently in effect. The company is registered under the Indian Companies Act with the Registrar of Companies, Karnataka, India with Company No. 13115. The following description of the company's Articles does not purport to be complete and is qualified in its entirety by the AOA and Memorandum of Association ("MOA") of the company that are included as exhibits to the company's quarterly report on Form 6-K filed with the Commission on January 21, 2000 and is incorporated herein by reference.

  Share capital

  The company's authorized share capital is 100,000,000 shares, par value Rs. 5 per share. As of March 31, 2000, 66,150,700 equity shares (as adjusted to reflect the company's stock split effective, February 11, 2000) were issued and outstanding. The equity shares are the only class of share capital of the company. There are no convertible debentures or warrants of the company currently in existence. For the purposes of this Annual Report, "shareholder" means a shareholder who is registered as a member in the register of members of the company.

  Dividends

  Under the Indian Companies Act, unless the Board of Directors of the Company (the "board") recommends the payment of a dividend, the company has no power to declare a dividend. Similarly, under the AOA, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. Dividends generally are declared as a percentage of the par value of the company's shares. The dividend recommended by the Board, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 42 days of the approval by the shareholders at the annual general meeting. Pursuant to the company's AOA, the board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued by the company during a particular fiscal year (including the equity shares underlying the ADSs issued to the Depositary), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

  Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10%, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions: (i) the rate of dividend to be declared shall not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less; (ii) the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and (iii) the balance of reserves after withdrawals shall not fall below

  15% of its paid-up capital. A dividend tax of 10% of the total dividend declared, distributed or paid for a relevant period is payable by the company.

  Bonus shares

  In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits the company to distribute an amount transferred from the general reserve or surplus in the company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

  Preemptive rights and issue of additional shares

  The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, the company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The board is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

  Annual general meetings of shareholders

  The company must convene an annual general meeting of its shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of the company's paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by the company secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

  The annual general meeting of shareholders must be held at the registered office of the company or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the board. The company's registered office is located at Electronics City, Hosur Road, Bangalore, 561 229, Karnataka, India.

  The AOA provide that a quorum for a general meeting is the presence of at least five shareholders in person.

  Voting rights

  At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The chairman of the board has a deciding vote in the case of any tie.

  Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the AOA and the MOA, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

  Register of shareholders; record dates; transfer of shares

  The company maintains a register of shareholders of the company. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. To determine which shareholders are entitled to certain shareholder rights, the company, pursuant to a board resolution, may close the register of shareholders. The Indian Companies Act and each of the company's listing agreements with the Indian Stock Exchanges require the company to give at least 30 days' prior notice to the Indian Stock Exchanges and at least seven days' prior notice to the public. The Company may not close the register of shareholders for more than 30 consecutive days, and in no event more than 45 days in a year. Trading of equity shares may, however, continue while the register of shareholders is closed.

  Following the introduction of the Depositories Act, 1996, and the repeal of
  Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of the company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. The AOA currently contain provisions which give the directors discretion to refuse to register a transfer of shares in certain circumstances. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, the directors may exercise this discretion if they have sufficient cause to do so. Pursuant to Section 111A(3), if the transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar laws, the Company Law Board (the "CLB") may, on application made by the company, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

  Under the Indian Companies Act, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. The transfer agent of the company is Karvy Consultants Limited, Bangalore, Karnataka, India.

  The company has entered into listing agreements with each of the Indian Stock Exchanges. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company's shares results in the acquiror and its associates holding 5% or more of the company's outstanding equity shares or voting rights, the acquiror must report its holding to the company and the relevant stock exchange(s). If an acquisition results in the acquiror and its associates holding equity shares that have 15% or more of the voting rights, then the acquiror must, before acquiring such equity shares, make an offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

  Disclosure of ownership interest

  Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

  Audit and annual report

  At least 21 days before the annual general meeting of shareholders, the company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the board and the auditors thereon. Under the Indian Companies Act, the company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies. The company must also file an annual return containing a list of the company's shareholders and other company information, within 60 days of the conclusion of the meeting.

  Company acquisition of equity shares

  Under the Indian Companies Act, the company may not acquire its own equity shares because of the resulting reduction in the company's capital. Such a reduction in capital is permitted only in certain circumstances and requires compliance with specific buy-back regulations, a special resolution passed by the shareholders and approval by the high court of the state in which the registered office of the company is situated. The Government of India has recently published guidelines that would permit a company to form a separate trust specifically for the purpose of buying odd lots of shares and disposing of such shares through a stock exchange.

  Liquidation rights

  Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of the winding-up of the company, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on such equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

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

  As soon as practicable after receipt of notice pursuant to the Deposit Agreement of any meeting of holders of equity shares or other deposited securities, the Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights, if any, as provided in the Deposit Agreement and shall mail to the holders a record notice which shall contain: (i) such information as is contained in such notice of meeting; (ii) a statement that the holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of Indian law and of the MOA and AOA of the company governing the deposited securities represented by their respective ADSs evidenced by their respective ADRs; (iii) a brief statement as to the manner in which such instructions may be given including (a) an express indication that the Depositary should demand a poll or instruct the chairman of the meeting (the "Chairman") or a person designated by the Chairman to demand a poll in the event that a poll is not otherwise demanded pursuant to Indian law and (b) an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the company; and (iv) a statement that if the Depositary does not receive instructions from a holder, such holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the company to vote such deposited securities. Upon the written request of a holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as is practicable and permitted under the applicable provisions of Indian law and of the MOA and AOA of the company governing the deposited securities, to vote or cause to be voted the amount of deposited securities represented by such ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. In the event that the Depositary receives express instructions from holders to demand a poll with respect to any matter to be voted on by holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the company agrees that the Chairman or such designee will make their reasonable best efforts to so demand a poll at the meeting at which such matters are to be voted on and to vote such equity shares in accordance with such holders' instructions; provided, however, that prior to any demand of a poll or request to demand a poll by the Depositary upon the terms set forth herein, the company is required, at its own expense, to use its best efforts to obtain and deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that such demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the company shall not have delivered to the Depositary the local counsel opinion set forth in this paragraph.

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

  10.C    Material contracts
  None.

  10.D    Exchange controls

  Foreign investment in the Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973 ("FERA"). Under Section 29(1)(b) of FERA, no person or company resident outside India that is not incorporated in India (other than a banking company) can purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the RBI. Also, under Section 19(1)(d) of FERA, the transfer and issuance of any security of any Indian company to a person resident outside India requires the permission of the RBI. Under Section 19(5) of FERA, no transfer of shares in a company registered in India by a non-resident to a resident of India is valid unless the transfer is confirmed by the RBI upon application filed by the transferor or the transferee. Under guidelines issued by the RBI, the RBI will approve such transfers if such transfer is transacted on an Indian Stock Exchange through a registered stock broker. Furthermore, the issuance of rights and other distributions of securities to a non-resident also require the prior consent of the RBI.

  10.D.1  General

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

  10.D.2  Foreign direct investment

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

  10.D.3  Investment by NRIs and OCBs

  A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India and to OCBs , at least 60% owned by such persons. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

  10.D.4  Investment by Foreign Institutional Investors

  In September 1992, the Government of India issued guidelines which enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI's general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

  10.D.5  Ownership restrictions

  SEBI and RBI regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the company, subject to the requisite approvals of the shareholders in a general meeting, Foreign Direct Investors in aggregate may hold no more than 40% of the company's equity shares, excluding the equity shares underlying the ADSs, and NRIs and OCBs in aggregate may hold no more than 10% of the company's equity shares, excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of the company's total equity shares and no single NRI or OCB may hold more than 5% of the company's total equity shares.

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

  10.E     Taxation

  10.E.1   Indian taxation

  10.E.1.1 General

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

  10.E.1.2  Residence

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

  10.E.1.3  Taxation of distributions

  Pursuant to the Finance Act, 1997, withholding tax on dividends paid to shareholders no longer applies. Distributions to Non-resident Holders of additional ADSs or equity shares or rights to subscribe for equity shares ("Rights") made with respect to ADSs or equity shares are not subject to Indian tax.

  10.E.1.4  Taxation of capital gains

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

  Since the issuance of the ADSs has been approved by the Government of India under the Section 115AC Regime, non-resident holders of the ADSs will have the benefit of tax concessions available under the Section 115AC Regime. However, the 1993 Regulation provides that if the equity shares are sold on an Indian Stock Exchange against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment. The Section 115AC Regime is unclear, as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation as discussed below.

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

  10.E.1.5  Stamp duty and transfer tax

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

  10.E.1.6  Gift and Wealth tax

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

  10.E.1.7  Estate duty

  Under current Indian law, there is no estate duty applicable to a non-resident holder of ADSs or equity shares.

  10.E.2  United States federal taxation

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

  10.E.2.1  Ownership of ADSs

  For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

  10.E.2.2  Dividends

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

  A Non-U.S. Holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States

  10.E.2.3  Sale or exchange of equity shares or ADSs

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

  10.E.2.4  Estate taxes

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

  10.E.2.5  Backup withholding tax and information reporting requirements

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

  10.E.2.6  Passive foreign investment company

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

  10.G    Statement by experts

  The U.S. GAAP financial statements of Infosys Technologies Limited as of March 31, 2000 and 1999, and for each of the years in the three-year period ended March 31, 2000, have been included herein in reliance upon the report of KPMG, India, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

  10.H    Documents on display
  This report and other information filed or to be filed by the company can be inspected and copied at the public reference facilities maintained by the SEC at:

  .  Judiciary Plaza
     450 Fifth Street, N.W.
     Room 1024
     Washington, D.C. 20529

  .  Seven World Trade Center
     13/th/ Floor,
     New York, New York 10048; and

  .  Northwestern Atrium Center
     500 West Madison Street

     Suite 1400
     Chicago, Illinois 60661-2511

  Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450/th/ Street, N.W., Washington, DC 20549, at prescribed rates.

  The SEC maintains a website at http://www.sec.gov that contains reports, proxy
                                 ------------------
  and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our reports available over the Internet.

  Additionally, documents referred to in this Form 20-F may be inspected at the corporate offices of the company which are located at Electronics City, Hosur Road, Bangalore -561229.

  10.I    Subsidiary information
  Not applicable.

Item 11.    Quantitative and Qualitative Disclosure About Market Risk

  This information is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 97 through 110 of the Infosys Annual Report for fiscal 2000 and is incorporated herein by reference.

Item 12.    Description of Securities Other than Equity Securities
  Not applicable.


                                    Part II
-------------------------------------------------------------------------------

Item 13.    Defaults, Dividend Arrearages and Delinquencies
  None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  None.

Item 17
  Not Applicable.


                                   Part III
-------------------------------------------------------------------------------

Item 18.    Financial Statements

  The following financial statements of the company included in Item 18 of this Report on Form 20-F are hereby incorporated by reference from the Infosys Annual Report for fiscal 2000, filed as Exhibit 13.1 to this Report on Form 20-F.

  .   Independent auditors' report.

  .   Balance Sheets as of March 31, 2000 and 1999.

  .   Statements of Income for the years ended March 31, 2000, 1999 and 1998.

  . Statements of Shareholders' Equity for the years ended March 31, 2000, 1999 and 1998.

  .   Statements of Cash Flows for the years ended March 31, 2000, 1999 and
      1998.

  .   Notes to financial statements.

Item 19.    Exhibits
      ------------------------------------------------------------------------
      Exhibit number  Description of document
      ------------------------------------------------------------------------
            **3.1     Articles of Association of the Registrant, as amended

            **3.2     Memorandum of Association of the Registrant, as amended

             *3.3 Certificate of Incorporation of the Registrant, as currently in effect

             *4.1 Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

             *4.2     Registrant's Specimen Certificate for Equity Shares

            *10.1     Registrant's 1998 Stock Option Plan

            *10.2     Registrant's Employee Stock Offer Plan

            *10.3 Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan

            *10.4     Form of Indemnification Agreement

          ***10.5     Registrant's 1999 Stock Option Plan

             13.1     Infosys Annual Report for fiscal 2000

             23.1     Consent of KPMG, India

             27.1     Financial Data Schedule

             99.1 Proxy Information Statement to holders of American Depositary Shares

             99.2     Proxy Information Statement to holders of Equity Shares

             99.3     Proxy Form to holders of Equity Shares

             99.4     Proxy Form to holders of American Depositary Shares
--------------------------------------------------------------------------------

* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on January 21, 2000

*** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999

                                   Signatures

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                for Infosys Technologies Limited

                           /s/ Nandan M. Nilekani      /s/ N. R. Narayana Murthy
                               Nandan M. Nilekani          N. R. Narayana Murthy
Bangalore            Managing Director, President                       Chairman
April 28, 2000        and Chief Operating Officer    and Chief Executive Officer