Form 20-F
period 2001-03-31
INFOSYS TECHNOLOGIES LTD
filed 2001-05-04
CIK 1067491

________________________________________________________________________________
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
________________________________________________________________________________

                                  FORM 20-F

(Mark One)
[_] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange
     Act of 1934   For the fiscal year ended March 31, 2001

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report - 66,158,117 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ............       No ......X.......

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 ............  Item 18 ......X.......

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

Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") on March 31, 2001, which was Rs. 46.66 per $ 1.00. For the convenience of the reader, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars which should not be construed as a representation that such Indian rupee or U.S. dollar amounts referred to herein could have been, or could be, converted to U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For historical information regarding rates of exchange between Indian rupees and U.S. dollars, see "Key Information - Exchange rates".

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

Item 2.  Offer Statistics and Expected Timetable

  Not applicable.

Item 3.  Key Information

  3.A.1 & 2  Selected financial data

  This information is set forth under the caption "Summary of selected consolidated financial data" on page 98 of the Infosys Annual Report for fiscal 2001 and is incorporated herein by reference.

  3.A.3  Exchange rates

  Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result may affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. The following table sets forth, for the fiscal years indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the Noon Buying Rate:

  -----------------------------------------------------------------------------------
  Fiscal year ended March 31,        Period end/1/   Average/1,2/    High       Low
  -----------------------------------------------------------------------------------
  1995/3/                               31.43           31.38        31.90      31.37
  1996                                  34.35           33.47        38.05      31.36
  1997                                  35.88           35.70        36.85      34.15
  1998                                  39.53           37.37        40.40      35.71
  1999                                  42.35           42.10        43.68      39.25
  2000                                  43.65           43.46        43.68      42.84
  2001                                  46.66           45.81        46.95      43.56
  -----------------------------------------------------------------------------------

  /1/ The Noon Buying Rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of the company's consolidated financial statements.

  /2/ Represents the average of the Noon Buying Rate on the last day of each month during the period.

  /3/ From March 1, 1992 through August 19, 1994, the rupee was not permitted to fully float and convert on the current account. Instead, a dual exchange rate mechanism made the rupee partially convertible by permitting conversion of 60% of the foreign exchange received on a trade or revenue account at a market-determined rate and the remaining 40% at the official Government of India rate.

  /4/ The high and low exchange rates for the previous six months are as follows:

    -----------------------------------------------------------
    Month                       High                      Low
    -----------------------------------------------------------
    October 2000                      Rs. 46.85       Rs. 46.05
    November 2000                         46.95           46.62
    December 2000                         46.95           46.69
    January 2001                          46.78           46.39
    February 2001                         46.66           46.41
    March 2001                            46.75           46.53
    -----------------------------------------------------------

3.B  Capitalization and indebtedness

  Not applicable.

3.C  Reasons for the offer and use of proceeds

  Not applicable.

3.D  Risk factors

  This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 99 through 110 of the Infosys Annual Report for fiscal 2001 and such information is incorporated herein by reference.

Item 4.    Information on the Company

4.A   History and development of the company

  4.A.1  Company overview

  Infosys was originally incorporated as Infosys Consultants Private Limited on July 2, 1981, as a private limited company under the Companies Act, 1956 ("Indian Companies Act"), of the Republic of India. The name of the company was changed to Infosys Technologies Private Limited in April 1992 and subsequently to Infosys Technologies Limited in June 1992 when it became a public limited company. Information about the registered office of the company is disclosed on the cover page to this Form 20-F. The name and address of the agent for service in the United States is CT Corporation 1350 Treat Blvd, Suite 100 Walnut Creek, CA. 94596.

  The company, one of India's leading information technology ("IT") services companies, utilizes an extensive non-U.S. based ("offshore") infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has sixteen state-of-the-art offshore software development facilities located throughout India and one global development center in Canada that enable it to provide high-quality, cost-effective services to clients in a resource-constrained environment. The company has also set-up Proximity Development Centers (PDCs) at Croydon in the United Kingdom, Boston, Chicago, Fremont, New Jersey and Phoenix in the United States. These centers will further help Infosys in addressing the requirements of its clients with increased promptness. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance, re-engineering services, e-commerce and Internet consulting as well as dedicated offshore software development centers ("OSDCs") for certain clients. In each of its service offerings, the company assumes full project management responsibility in order to strengthen client relationships, offer higher value-added services and enhance its profitability. In addition, the company develops and markets certain company-owned software products. As a result of its extensive network of offshore software development facilities, its quality systems, its disciplined processes and its significant investment in people, the company has built a platform from which it has been able to achieve significant growth to date.

  The company's initial public offering ("IPO") was in February 1993 on the Bangalore Stock Exchange and raised approximately $ 4.4 million in gross aggregate proceeds. To further fund its capital programs, Infosys raised approximately $ 7.7 million in gross aggregate proceeds through a private placement of shares in October 1994. These shares were purchased by foreign institutional investors, mutual funds as well as Indian domestic financial institutions and corporations. Most recently, in order to partially fund the expansion of its existing Indian facilities and telecommunication infrastructure in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune and to develop new facilities, the company raised approximately $ 70.38 million in gross aggregate proceeds through its initial U.S. public offering of American Depositary Shares ("ADSs") on March 11, 1999. The company has incurred $ 96.8 million, $ 35.9 million and $ 16.1 million in fiscal 2001, 2000 and 1999 respectively towards capital expenditure. The company intends to spend approximately $ 80 million in capital expenditure, during fiscal 2002, the majority of which will be utilized in India. This would be funded out of the internal accruals and existing cash balances of the company.

  Through its worldwide sales headquarters in Fremont, California and 24 other sales offices located in the United States, Canada, the United Kingdom, France, Belgium, Sweden, Germany, U.A.E, Australia, Japan, Hongkong, Argentina and India, the company markets its services to large IT-intensive businesses. During fiscal 2001, the company derived 73.5% of its revenues from North America, 18.8% from Europe and 1.4% from India. While the company derives its revenues primarily from the United States, Infosys maintains a diversified client base, with its largest client representing 7.3% of fiscal 2001 revenues. As of March 31, 2001, the company had approximately 273 clients. This diversified client base is comprised primarily of Fortune 500 companies, growing Internet companies and other multinational companies. As a result of its commitment to quality and client service, the company enjoys a high level of repeat business. For fiscal 2001 and 2000, existing clients from the previous fiscal year generated 84.5% and 87.6%, respectively, of the company's revenues.

  The company was incorporated in 1981 by seven founders who shared a vision to build a world-class IT services organization based on a deeply-held value system, leadership by example, and continuous innovation. Five of these original founders remained with the company and, together with other members of the company's management council, have pursued their vision by focusing on certain key strategies including: (i) pursuing a world-class operating model;
  (ii) investing heavily in human resources; (iii) focusing on managed software solutions; (iv) capitalizing on a well established offshore development model;
  (v) maintaining a disciplined focus on business and client mix; and (vi) pursuing growth opportunities. In recognition of its efforts, the company was voted "The Best Company in India" in the Far Eastern Economic Review 2000 poll, was voted the "Best Employer of India" by the Business Today-Hewitt Study in a survey of over 150 companies in 2000, was voted the "Best Regional Software House" by Financial Technology Asia magazine, was the first recipient of the National Award for Excellence in Corporate Governance instituted by the Ministry of Finance, Government of India and sponsored by the UTI Institute of Capital Markets and was awarded the Silver Shield in each of the last six years by the Institute of Chartered Accountants of India as the Indian company with the best presented financial statements by a non-financial company. Management believes that this reputation for leadership and innovation and the recognition it has received has been and will continue to be a key competitive advantage, particularly in attracting and retaining the highest quality IT professionals.

4.B  Business overview

  4.B.1  Industry overview

  In today's increasingly competitive business environment, companies have become dependent on IT not only for efficiency in day-to-day operations, but also as a strategic tool for re-engineering business processes, restructuring organizations and for reacting quickly to competitive, regulatory and technological changes. For these reasons, IT capabilities are particularly critical in certain vertical markets that are undergoing rapid deregulation and globalization like financial services, utilities and telecommunications. As corporations are becoming increasingly reliant on their IT systems, the technological challenges of managing such systems have increased. IS departments must not only implement new systems based on technologies such as Internet and client / server systems, but maintain and update legacy systems to work with the latest software and hardware.

  With the Year 2000 conversion completed, corporations are now focussing on using the latest technologies available to revise their business models to take advantage of the Internet, integrating operations, streamlining customer supply chains and meeting customer needs. This focus is increasingly driving corporate IT spending plans. According to the 1999 NASSCOM-McKinsey Study(TM) on "Indian I. T. Strategies", the total market for IT products and services is expected to grow from $ 461 billion in 1998 to $ 1.92 trillion by 2008. India's share of the relevant market will grow to nearly $ 87 billion by 2008.

  The need to outsource is particularly acute for companies whose IT staff lacks the requisite skill set and project management capabilities to implement new technologies, yet are reluctant to work solely with outdated technology. As a result, such companies seek third-party IT service providers to implement new technology and support existing legacy systems. Additionally, in many cases, businesses are being forced to outsource IT projects due to the difficulty and expense of recruiting and training sufficient IT staff in a resource-constrained environment. Outsourcing enables businesses to minimize the risks and reduce the time-to-completion of large IT projects by shifting some or all of their IT responsibilities to capable service organizations. Outsourcing has most recently been necessitated by the rapid proliferation of the Internet and related technologies, as well as the need to restructure business operations to allow for a faster response to changes in the economy and customer requirements.

  The recent advances in telecommunications and the growing acceptance of telecommuting, has led to the globalization of the market for IT services. It is now well accepted that remote offshore software development and maintenance is possible if the offshore facilities leverage world-class physical and technological infrastructure, quality processes, project management methodologies, and data communications infrastructure to provide video conferencing, Internet/e-mail connectivity and remote computer access. By outsourcing software development and maintenance projects to offshore IT service providers, establishing overseas facilities, or entering into joint ventures with foreign partners, companies have been able to access skilled IT professionals in lower cost environments with a large population of English-speaking technical talent.

  India: A source for software services. According to a survey of U.S. software service vendors conducted by the World Bank, India is the leading offshore destination for companies seeking to outsource software development or IT projects. India's National Association of Software and Service Companies ("NASSCOM") estimates that India's export revenue from software, including software services, was approximately $ 6.3 billion in fiscal 2001 and will reach $ 8.5 billion by fiscal 2002. There are three key factors contributing to this rapid growth of India's software market. First, India has a large, skilled labor pool that is available at a relatively low labor cost. With over four million engineers, India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, the number of software professionals employed by the Indian software industry was around 280,000 in 1999 compared to 160,000 in 1996-97. India has more than 1,904 educational institutions, including engineering colleges, technical institutes and polytechnics, that train more than 73,580 people annually. According to the 1999 Nasscom-McKinsey(TM) report on "Indian I.T. Strategies", India will require a minimum of 2.2 million IT workers by 2008. This sizable pool of IT talent in India is available to companies worldwide. According to Software Productivity Research, the average annual wage for software professionals in India is approximately 15% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies in the foreseeable future.

  A second key factor driving the Indian software market is the capability of Indian IT firms to produce high-quality software deliverables. A NASSCOM analysis of international quality standards of the top 300 Indian software companies undertaken in December 1999, showed that 145 had already acquired ISO 9000 or SEI Level 2 equivalent certification, with an additional 135 anticipated to acquire such certification by December 2001. These capabilities have led to the recognition of India's IT talent by companies worldwide. To take advantage of India's high-quality IT services at attractive prices, companies worldwide have outsourced their software services needs to India unrestrained by distances or transportation limitations that often handicap Indian manufacturing firms. In fact, the 10 to 12 hour time difference between India and its largest market, the United States, allows work to be carried on by teams spanning both countries on a 24-hour basis, shortening cycle times and improving productivity and service quality.

  The final factor driving the Indian software industry is the recognition by successive Indian governments in recent times of the importance of the IT sector in the Indian economy. In 1991, the Government of India introduced a number of measures to liberalize the economy and thus addressed the economic difficulties that India had been facing. These measures included policies to stimulate investment in infrastructure industries and the growing Indian software industry. This commitment to the software sector has been and continues to be pursued by each successive government since 1991. For example, in October 1999, the Government of India, established, the Ministry of Information Technology (MIT). In addition to promoting the use and diffusion of IT, the MIT will also encourage the adoption of streamlined procedures to promote the construction of India's telecommunication infrastructure. In addition, software firms benefit from a variety of incentives, such as relief from import duties on hardware, a tax deduction for income derived from software exports, and infrastructure support for companies operating in Software Technology Parks.

  4.B.2  Strategy

  4.B.2.1  Business strategy

  The company's vision is to become a globally respected corporation providing best-of-breed solutions employing best-in-class professionals. In order to achieve this goal, the company focuses on the following key elements of its business strategy:

  Pursue world-class operating model. The management believes that one of the most critical contributing factors to the company's success has been its commitment to pursue high-quality standards in all aspects of its business, including deliverables to the customers, human resource management, investor relations, planning, finance, physical and technological infrastructure, sales and marketing. In its services and operations, the company achieves quality through rigorous adherence to highly evolved processes, including a detailed approach to planning and execution, multi-level testing and careful tracking and analysis of quality control. The company is certified under the ISO 9001 and TickIT quality standards. In addition, the company has been certified at Level 5 of the Capability Maturity Model, a software-specific quality management model developed by the Software Engineering Institute at Carnegie Mellon University. This model defines five levels of process maturity for a software organization. Certification to Level 5 has been achieved by only around 19 companies worldwide assessed under the Capability Maturity Model. The company has also launched the Infosys Excellence Initiative ("IEI") to address the challenges of the future, and to ensure performance improvement in an integrated manner. The IEI is an umbrella for all quality initiatives within the company, which includes different aspects of the company. This includes sustaining and leveraging CMM Level 5 for delivery processes, the Malcolm Balridge National Quality Award framework for organizational management processes, and Six sigma Cross Functional Process Mapping ("CFPM") techniques for improving cross-functional processes. The Malcolm Balridge National Quality Award framework will focus on the overall assessment of the company's business and integration of all its business activities. However, given that Infosys is not a U.S. registered company, it is not eligible for the Malcolm Balridge National Quality Award. Six sigma CFPM techniques are being used to improve customer relationship management, customer order management, talent deployment, and other cross-functional processes.

  Infosys also adheres to high-quality standards in its investor relations. For example, the company was one of the first public Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly-audited Indian financial statements in fiscal 1998.

  Invest heavily in human resources. The company believes that its continued success will depend upon its ability to recruit, train, deploy and retain highly talented IT professionals. Even as the field of software engineering has been attracting the best and brightest Indian students, management believes the company has become, for Indian engineering graduates, one of the most sought after employers. The company focuses its recruiting efforts on the top 20% of the students from the engineering departments of Indian universities and uses a series of tests and interviews to identify the best applicants. In an effort to attract the most highly qualified candidates, the company has spent significant resources in creating a quality work environment. For example, its main facility in Bangalore, which spans approximately fifty acres, encompasses not only 882,500 sq. ft. of office space but also 655,000 sq. ft. of landscaping, three cafeterias, sports facilities such as a miniature golf course, tennis courts, a basketball court, an outdoor swimming pool, meditation and health club, aerobics hall and gymnasium with steam and sauna facilities, outdoor sitting area, amphitheater, a theater and library. Through this campus-like environment, the company fosters a collegial atmosphere and informal culture, which is further promoted by its "open door" operating philosophy where communication and ideas flow freely irrespective of title or tenure. The company also offers its IT professionals challenging assignments, competitive salaries and benefits and one of the first stock option plans adopted by a public Indian company. In recognition of its efforts, the company was voted the "Best Employer of India" by the Business Today-Hewitt Study in a survey of over 150 companies in 2000. In addition, the company invests heavily in training, including 14 week training sessions for newly recruited IT professionals as well as a variety of two-week continuing education courses in technology and management skills conducted by a 58-person faculty. The company recently established the "Infosys Leadership Institute" in Mysore, India, to help manage the company's growth, to prepare employees to face the complexities of the rapidly changing marketplace and to influence work culture by instilling leadership qualities. The Infosys Leadership Institute campus in

  Mysore, India is expected to house classrooms, a business center, conference rooms, and a library. It is expected to train approximately 1000 employees annually. As a result of this high level of investment in its people, management believes that the company has become one of the most attractive employers for Indian software professionals and that its attrition rate is significantly below the industry average.

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

  Capitalize on a well-established offshore development model. As one of the pioneers of the offshore software development model, the company has made significant investments in its infrastructure and has developed the advanced processes and expertise necessary to manage and successfully execute projects in multiple locations with seamless integration. The company has high levels of project management skills and rigid controls as evidenced by its Level 5 Capability Maturity Model certification. This commitment to quality allows the company to successfully execute approximately 66% of its project work in India while maintaining a high level of client satisfaction. These capabilities not only provide significant cost advantages but also shorten the time to deliver a solution to the client. With significant investments in offshore software development facilities, plans to expand its available facilities significantly and plans to hire additional IT professionals, the company believes that it is well-positioned to serve clients globally in a resource-constrained environment.

  Maintain disciplined focus on business and client mix. The company provides a wide range of software services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. In fiscal 2001 and 2000, the company's largest client accounted for 7.3% and 7.2%, respectively, of revenues and its five largest clients accounted for 26.0% and 30.2%, respectively, of revenues. This balance is key to ensuring that the technology skill sets of the company's IT professionals remain diversified. Such diversification is critical not only in providing the company the flexibility to adapt to changing market conditions but also in attracting and retaining highly skilled professionals who seek the opportunity to continue to learn new technologies.

  4.B.2.2  Growth strategy

  From fiscal 1997 to fiscal 2001, the company experienced compounded annual revenue and net income growth rates of 79.8% and 97.7%, respectively, and grew from approximately 1,405 IT professionals to approximately 8,656. The following are the key elements of the company's growth strategy:

  Broaden service offerings. To meet all of its clients' IT needs, the company strives to offer a comprehensive range of services by continuously evaluating new and emerging technologies. As a full-service provider, the company believes that it can increase its revenues from existing clients as well as attract new clients. Toward this end, the company has opportunistically expanded its services beyond its core development, maintenance and re-engineering services. For example, the company has recently begun initiatives to develop practices focused on packaged applications implementation, e-commerce and Internet/intranet services. E-commerce and Internet / intranet services constituted 28.4% and packaged application implementation constituted 7.2% during fiscal 2001.

  Increase business with existing clients. In fiscal 2001, the company provided software services for more than 270 clients in the United States, Europe, Australia, Asia and Japan. A key objective of the company's growth strategy is to expand the nature and scope of its engagements with existing clients both by increasing the volume of its projects and by expanding the breadth of services offered. Establishing broad, long-term relationships potentially increases the quality and efficiency of the company's service to a particular client since each project performed for a client increases the company's understanding of the client's systems, requirements and business practices. For the same reason, establishing broad, long-term relationships with a client also reduces the company's marketing costs, increases the client's reliance on the company and creates barriers to entry for competitors. The company seeks to foster such relationships by delivering high-quality services on time and on budget and, over the course of a relationship, by increasing the integration of its services with the client's internal IT operations. To date, this approach has been highly effective. Despite the company's high rate of growth during the last few years, over 84% of revenues in both fiscal 2001 and 2000 were generated from companies who were clients in the prior fiscal year.

  Develop new clients. The company pursues several new client development strategies. First, the company offers a broad array of managed software solutions that provide an initial entry into a new client. Second, Infosys believes that it can leverage the industry-specific expertise it has developed in key vertical markets (financial services, manufacturing and distribution, retail, telecommunications and technology) to further develop its portfolio of clients in these targeted markets. This vertical market orientation continues to help Infosys design and develop re-usable software tools and processes which have specific applications to clients in these markets and which can improve the company's efficiency and productivity. Finally, the company intends to expand its global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional regional sales offices and increasing its marketing expenditures. Infosys currently maintains sales and marketing offices in 25 locations and intends to add new offices in North America, Europe and Asia. The management believes that increasing the company's geographic presence will enhance its ability to establish and support new client relationships.

  Increase revenue per IT professional. To increase its revenue per IT professional, the company continually focuses on building expertise in vertical markets, refining its software development tools and methodologies, and storing and disseminating experiential knowledge in order to improve efficiency and productivity. Additionally, to enhance productivity per IT professional, Infosys continually monitors client accounts for profitability and seeks to focus on select new clients and on those existing client relationships that have the potential for high long-term profitability. The company's policy is to decline or discontinue projects that do not offer the potential to meet its profitability targets. From fiscal 1997 through 2001, the company's blended per capita revenues grew at a compounded rate of 20.2%. Finally, the company is seeking to increase the proportion of projects that are undertaken on a fixed-price, fixed-time frame rather than a time-and-materials basis. The management believes that effectively structured fixed-price, fixed-time frame projects benefit the client by reducing the client's risk, while offering the company the potential benefit of enhanced margins for projects that are performed efficiently.

  Expand and diversify base of IT professionals. Management believes that a critical element of the company's growth strategy is its ability to increase its base of IT professionals. To address this issue, the company plans to build new software development facilities in locations where it can access local pools of talent as well as increase the number of professionals employed at its existing locations. In addition, the company looks at other fields of expertise, such as business school graduates and accountants, for recruiting. Accordingly, the company has approved plans to expand its facilities in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mysore and Mohali all in India. The company has also established Proximity Development Centers
  (PDCs) in Boston, Chicago, Fremont, New Jersey, Phoenix all in the United States, Croydon in the United Kingdom and Global Development Center (GDC) in Toronto, Canada. These PDCs and GDCs will further help Infosys in addressing the requirements of its clients with increased promptness. The company is also contemplating addition of facilities in the United States, Europe and Asia.

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

  As one of the pioneers of the offshore development model, Infosys has a long history of successfully executing projects between its clients' sites in North America, Europe and Asia and the company's offshore software development facilities in India. In a typical software development or re-engineering assignment, the company assigns a small team of two to five IT professionals to visit a client's site and determine the scope and requirements of the project. Once the initial specifications of the engagement have been established, the project managers return to India to supervise a much larger team of 10 to 50 IT professionals dedicated to the development of the required software or system. A small team remains at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via satellite to the company's facilities enabling simultaneous processing in as many as four offshore software development facilities. Once the development stage of the assignment is completed and tested in India, a team returns to the client's site to install the newly developed software or system and ensure its functionality. At this phase of the engagement, the company will often enter into an ongoing agreement to provide the client with comprehensive maintenance services from one of its offshore software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of 10 to 20 IT professionals to travel to the client's site to gain a thorough understanding of all aspects of the client's system. The majority of the maintenance team subsequently returns to the offshore software development facility, where it assumes full responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site. By pursuing this model, the company completes approximately 66% of its project work at its offshore software development facilities in India.

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

  In addition to the processes and methodologies necessary to successfully execute the offshore model, the company has invested significant resources in its infrastructure to ensure uninterrupted service to its clients. The company has invested in redundant infrastructure with "warm" backup sites. The network architecture, designed and implemented with diversified telecommunication capabilities (multiple service providers with a mix of satellite and fiber links) with alternate routings, provides clients with high service levels. Additionally, the company utilizes two telecommunications carriers in India and has installed in its principal facilities multiple international satellite links connecting the development centers in India with international network hubs in Fremont, California, Quincy, Massachusetts, Croydon, UK and Tokyo, Japan. A different ocean cable connecting Europe and the United States serves each of these hubs. Within India, the company has high-speed links interconnecting the development centers to the Corporate headquarters in Bangalore.

  4.B.3  Service offerings and products

  The company's services include software development, maintenance and re-engineering services, e-commerce and Internet/intranet consulting as well as dedicated OSDCs for certain clients. In each of its service offerings the company assumes full project management responsibility for each project it undertakes rather than providing supplemental personnel to work under a client's supervision. In addition to its IT services, the company also markets its own product-FINACLE(TM), which is a banking branch automation product.

  4.B.3.1  Software development

  The company provides turnkey software development, typically pursuant to fixed-price, fixed-time frame contracts. The projects vary in size and may involve the development of new applications or new functions for existing software applications. Each development project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation and maintenance. In the early stage of a development project, Infosys personnel often work at a client's site to help determine project definition and to estimate the scope and cost of the project. Infosys then performs design review, software programming, program testing, module testing, integration and volume testing, primarily at its own facilities in India. For example, for one of the world's leading risk management and consulting organizations, the company partnered in providing knowledgeable, flexible and innovative solutions by leveraging the latest Internet technologies. The engagements included working on the design, development and deployment of the client's core US commercial brokerage Policy Management System and Risk Management system for global risk managers. Infosys' partnering helped the client to improve its technical proficiency.

  4.B.3.2  Software maintenance

  The company provides maintenance services for large legacy software systems. Maintenance services include minor and major modifications and enhancements and production support. Such systems are either mainframe-based or client/server and are typically essential to a client's business, though over time they become progressively more difficult and costly for the client's internal IT department to maintain. By outsourcing the maintenance responsibilities to Infosys, clients can control costs and free their IT departments for other work. The company's IT professionals take an engineering approach to software maintenance, focusing on the long-term functionality and stability of the client's overall system and attempting to avoid problems stemming from "quick-fix" solutions. The company performs most of the maintenance work at its own facilities using satellite-based links to the client's system. In addition, the company maintains a small team at the client's facility to coordinate support functions. Infosys was a pioneer in managing time-zone differences between India and the United States to provide near 24-hour maintenance services. As an example, a leading provider of health and retirement benefit plans and financial services was facing difficulties balancing its need to maintain existing systems while simultaneously working on its new Internet initiative. Infosys assumed the maintenance responsibilities of the client in a significantly short time frame and provided substantial cost benefits by utilizing its global delivery model.

  4.B.3.3  Software re-engineering

  The company's re-engineering services assist clients in migrating to new technologies while extending the life cycle of existing systems that are rich in functionality. Projects include re-engineering software to migrate applications from mainframe to client/server architectures, to extend existing applications to the Internet, to migrate from existing operating systems to UNIX or Windows NT, or to update from a non-relational to a relational database technology. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. As with its other services, the company has developed proven methodologies that govern the planning, execution and testing of the software re-engineering process. For instance, Infosys re-engineered the on-line analytical processing system of a leading computer manufacturing firm by changing the legacy systems to the new generation systems. Infosys ensured that the client had more robust systems for better transaction processing and decision support.

  4.B.3.4  Dedicated offshore software development centers ("OSDCs")

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

  4.B.3.5  New services

  The company is also focussed in certain emerging new service areas such as Internet consulting, which includes the development of e-commerce and Internet/intranet solutions. For example, an online marketplace for carriers, shippers and private fleet owners, was merging with a "bricks-and-mortar" subsidiary of a Fortune 500 company. Infosys helped build the integrated business plan for a new combined online business and laid out a road map for IT initiatives to realize benefits from this merger. Further, Infosys also worked on developing the core applications offered as part of the marketplace.

  4.B.3.6  Software products

  In addition to the IT services described above, the company develops and markets certain proprietary software applications for the banking industry. The company offers a suite of robust solutions under an umbrella brand "Infosys Enterprise Banking E-Platform". This suite is comprised of FINACLE(TM), the core banking solution, BankAway(TM), the Internet banking solution, and PayAway(TM), the universal bill presentment and payment solution. This suite has been deployed by over 42 banks in 15 countries. FINACLE(TM) is a fully web enabled, integrated core banking solution that addresses the retail, corporate and trade finance activities of a bank. Features include workflow capability to map the business process in the bank and a tool kit to extend and integrate the application with surround applications and support for true 24x7x365 capability. FINACLE(TM) is the core banking solution of choice for banks across the world. BankAway(TM) is an Internet banking solution which, in addition to addressing routine banking transactions, offers value added features such as internal shopping mall, external shopping gateway, support for electronic bill presentment and payment, Corporate Limits Enquiry, Letter of Credit and Bank Guarantee. BankAway(TM) also allows customers of the bank to access their accounts or receive alerts on their banking transactions through any WAP or SMS enabled devices. BankAway(TM) has been recognised by Meridien Research, USA as one of the top 10 Internet banking solutions in the world, and is the only solution from the Asia Pacific region in this list. PayAway(TM) is a universal bill presentment and payment solution that supports both business-to-consumer and business-to-business payment requirements of the customers of the banks.

  4.B.4  Markets and sales revenue

  The company markets its services primarily to large IT-intensive organizations in North America, Europe, and Japan. The company focuses on certain market segments, including financial services, manufacturing and distribution, retail, telecommunications and technology. The company provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 2001, 2000 and 1999, the company's largest client accounted for 7.3%, 7.2% and 6.4%, respectively, of revenues. Revenues for the last three fiscal years by geographic area are as follows:

  ----------------------------------------------------------------------
  Year ended March 31,                  2001          2000          1999
  ----------------------------------------------------------------------
  North America                 $304,242,537  $158,723,649  $ 99,203,989
  Europe                          77,892,656    30,064,939    11,302,791
  India                            5,778,286     2,912,091     2,051,492
  Rest of the world               25,937,031    11,743,075     8,396,954
  ----------------------------------------------------------------------
                                $413,850,510  $203,443,754  $120,955,226
  ======================================================================

  4.B.5  Sales and marketing

  The company sells and markets its services and products from 25 sales offices located in thirteen countries. In the United States, the company presently has sales offices located in Atlanta, Boston, Chicago, Dallas, Detroit, Fremont, Los Angeles, New York and Seattle. Additionally, the company's international sales offices are located in Argentina, Canada, Belgium, France, Sweden, Germany, Australia, Japan, U.A.E, Hong Kong and India. With its global sales headquarters in Fremont, California and its corporate marketing group in Bangalore, India, the company targets its sales and marketing efforts towards IT-intensive organizations in North America, Europe and Japan. As of March 31, 2001, the company had 84 sales and marketing employees outside of India. To continue this focus on countries with sophisticated IT services needs, the company intends to expand its global sales and marketing infrastructure by opening additional regional sales and marketing offices in North America and Europe.

  From its offices located around the world, the company's sales professionals contact prospective clients in developed markets and position the company as a leading IT services provider with operations in India. In many cases, potential clients in their search for offshore IT service providers submit a request for proposal from leading Indian software firms, including the company. The company's superior management team, quality of work, competence of its IT professionals, and competitive prices are often cited as reasons for the award of competitive contracts. In addition, the company's impressive client references and endorsements as well as its willingness to participate in trade shows and speaking engagements, have helped the company to generate greater awareness for its services. The company believes that its NASDAQ listing and its profile as a public company in the United States will further enhance its corporate marketing efforts. The company has focused its sales and marketing efforts on expanding the scope and depth of its relationships with existing clients. Although initially the company may only provide one service to a client, the company seeks to convince the client to expand and diversify the type of services the client outsources to the company. As a result, the company strengthens its relationships with its clients by closely integrating its services with its clients' IT operations. The success of this targeted strategy is reflected in the company's high rate of repeat business. Over 84% of the company's revenues in each of the last two fiscal years were generated from pre-existing clients.

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

4.C  Organizational structure

  The company holds a minority interest in Yantra and OnMobile Systems Inc. (formerly Onscan Inc.), and is a joint venture member of the JASDIC Park Company ("JASDIC") which is an Indo-Japanese consortium founded by Kenichi Ohmae. Yantra's primary objectives are to develop, sell and support software products in the retail and distribution areas. When Infosys established Yantra, it transferred the intellectual property rights in EAGLE (subsequently known as WMSYantra), a software solution for warehouse management, to Yantra, for shares of common stock of Yantra. Subsequently, in September 1998, Yantra raised working capital funds from the company and U.S. venture capitalists through a private placement of its convertible preferred stock. In the third quarter of fiscal 1999, the company sold 1,363,637 shares of Yantra's preferred stock held by it to a U.S. venture capital fund based in Boston. As a result of this sale, the company reduced its economic interest in Yantra to less than one-half of the voting stock of Yantra. The company continues to own a majority of the outstanding common stock in Yantra but has no financial obligations or commitments to Yantra and does not intend to provide it with financial support, and therefore does not recognize Yantra's performance in financial statements after October 20, 1998. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock for an aggregate purchase price of $ 15 million to various existing and new investors. Additionally, during the current year, Yantra raised $49 million in venture financing from various investors. This reduced Infosys' economic interest in Yantra to approximately 16%. During the year, Yantra announced a broad strategic alliance with Accenture (formerly Andersen Consulting) to provide supply chain solutions through PureEcommerce, a fully web-enabled application that manages, tracks and executes complex customer transactions across a company's extended supply chain.

  OnMobile Systems Inc. (formerly Onscan Inc.) is a wireless solutions provider to enterprises and wireless carriers around the world. OnMobile Systems Inc. ("OnMobile") offers platforms, applications and professional services to deliver end-to-end wireless solutions. The OnMobile solution allows wireless carriers to provide innovative services to their customers and enterprises to deploy applications targeted towards their mobile workforce. During the year, Infosys transferred the intellectual property rights in the Onscan product - a web-enabled notification product to OnMobile. The product was transferred for a gross consideration of $ 2 million, received in the form of common, preferred voting and preferred non-voting stock of OnMobile. OnMobile also closed a $ 12 million venture financing round with various investors. During the year, Onscan Inc. changed its name to OnMobile Systems Inc. The change reflects the increased portfolio of wireless products and services and best symbolizes its vision to bring depth of experience in systems integration and application development and in building robust, scalable, carrier-grade products to worldwide telecommunications carriers.

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

  The company has made strategic investments in several companies in an aggregate amount of $5.9 million during the year ended March 31, 2001. The table on page 122 of this Annual Report sets forth the information relating to the company's investments made during the year.

4.D  Property, plants and equipment

  The company's principal campus situated at Electronics City, Bangalore, India, is owned by Infosys and consists of its corporate office and three software development facilities - "KEC", "Infosys Park I" and "Infosys Park II". This campus is known as Infosys City and currently housing over 4,500 employees. The campus consists of approximately 2,158,400 square feet of land with 655,000 square feet of landscaped area, 882,500 square feet of buildings with 104 conference rooms, customer suites, and a world-class conference room with a video-wall made up of 4x10 cubes with the capacity to simultaneously video conference 24 locations across the globe. An additional 435,000 square feet of buildings are under construction to house an additional 2,400 employees.

  The Infosys City campus includes leisure infrastructure, including 3 cafeterias, sports facilities such as tennis courts, a miniature golf course, a basketball court, an outdoor swimming pool with an attached hot tub, meditation and health club, aerobics hall and a gymnasium with steam and sauna facilities. The technological infrastructure at the Infosys City campus includes over a 10,000 networked workstations, several Windows NT, Windows 2000, UNIX systems from HP, IBM, SUN, COMPAQ, ACER and DELL, several midrange systems, multi-point video-conferencing facilities, and a high speed communication backbone. The campus also has an Education and Research block consisting of 115,000 square feet of buildings housing a state-of-art library, six class rooms and six training rooms with video-conferencing, computer-based learning and audio-visual aids, and over 70 faculty rooms.

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

  The company has its worldwide sales headquarters in Fremont, California and branch sales offices in Atlanta, Bangalore, Beunos Aires, Boston, Brussels, Chennai, Chicago, Dallas, Detroit, Frankfurt, Hongkong, London, Los Angeles, Melbourne, Mumbai, New Delhi, New York, Paris, Seattle, Stockholm, Sharjah, Sydney, Tokyo and Toronto. All sales offices, except the Mumbai office and one of the Bangalore offices are in leased facilities.

  The company plans to expand its facilities to meet its anticipated growth. Currently, the company is expanding its software facilities in Bangalore, Bhubaneswar, Chennai, Mangalore, Hyderabad, Mysore, Mohali and Pune. The table on the following page sets forth certain information as of March 31, 2001 relating to the company's principal facilities and proposed developments:

-------------------------------------------------------------------------------------------------------------------------
Location                                                  Approximate    Ownership      Type of facility
                                                               sq.ft.
-------------------------------------------------------------------------------------------------------------------------
Bangalore, India                                           322,500/1/    Conditional    Software development facility
  (Plots 45, 46, Electronics City)                                       purchase

Bangalore, India                                           400,000/2/    Conditional    Software development facility
  (Plots 4/1, 4/2, 4/3, 4/4, 26/1, 26/2,                                 purchase
  97C, 97D and 97E, Electronics City)

Bangalore, India                                           160,000/3/    Conditional    Corporate headquarters,
(Plots 44 and 97A, Electronics City)                                     purchase       software development facility

Bangalore, India                                                --/4/    Conditional    Proposed software
 (Survey No. 8 and 9, Electronics City)                                  purchase       development facility

Bangalore, India                                                --/5/    Owned          Proposed software
 (Survey No. 26/3, 26/4, 26/5, 26/6, Electronics City)                                  development facility

Bangalore, India (Dickenson Road)                               7,000    Owned          Office premises

Bangalore, India (BTM Layout)                                  11,300    Leased         Software development facility

Bangalore, India (Koramangala)                                 22,000    Leased         Software development facility

Bangalore, India (J. P.  Nagar, Phase II)                       --/6/    Owned          Proposed office premises

Bangalore, India (J. P.  Nagar, Phase III)                     59,500    Leased         Software development facility

Bangalore, India (Adarsh Gardens)                              78,700    Owned          Employee residence flats
                                                                                        and guesthouses
Hyderabad, India (Cyber Tower, Hi-TEC City)                    15,000    Leased         Software development facility

Hyderabad, India (Manikonda Village)                            --/7/    Conditional    Proposed software development
                                                                         Purchase       facility

Mangalore, India (Kottara)                                 198,000/8/    Owned          Software development facility

Mangalore, India                                                5,100    Owned          Guesthouses

Mohali, Punjab, India                                          21,000    Leased         Software development facility

Mumbai, India (Nariman Point)                                   1,200    Owned          Sales and marketing office

Mumbai, India (Santa Cruz)                                     13,600    Owned          Guesthouses

Mysore, India                                                   9,000    Leased         Software development facility

Mysore, India (Hebbal, Electronics City)                        --/9/    Conditional    Proposed software development
                                                                         Purchase       facility and Leadership Institute

Pune, India (Hinjewadi)                                   202,700/10/    Conditional    Software development facility
                                                                         purchase

Pune, India                                                     3,300    Owned          Employee residence flats

Bhubaneswar, India (Nayapalli)                                 52,900    Leased         Software development facility

Bhubaneswar, India (Export Promotion Industrial Park)      86,000/11/    Conditional    Proposed software development
                                                                         purchase       facility

Bhubaneswar, India                                             --/12/    Conditional    Proposed software
 (S/2, Jayadev Vihar Mouza)                                              purchase       development facility

Chennai, India                                                 26,600    Leased         Software development facility

Chennai, India (Sholinganallur)                            80,000/13/    Conditional    Proposed software development
                                                                         purchase       facility

Delhi, India                                                    2,500    Leased         Sales and marketing office

Fremont, California                                            17,700    Leased         Worldwide sales headquarters
& Proximity development center

London, U. K.                                                  10,000    Leased         Proximity development center

Dallas                                                          6,000    Leased         Sales and marketing office

Phoenix                                                         4,000    Leased         Proximity development center

New Jersey                                                     17,000    Leased         Proximity development center

Chicago                                                        17,000    Leased         Proximity development center

Toronto, Canada                                                20,500    Leased         Global development center

Boston, Massachusetts                                           7,400    Leased         Proximity development center
-------------------------------------------------------------------------------------------------------------------------

/1/Total land parcel is 435,600 square feet.
/2/Total land parcel is 753,161 square feet. 135,500 square feet of buildings are under construction.
/3/Total land parcel is 220,000 square feet.
/4/The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 435,600 square feet. /5/Total land parcel is 314,068 square feet. 300,000 square feet of buildings are under construction.
/6/The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 16,500 square feet.

 /7/Total land parcel is 1,306,800 square feet. 273,000 square feet of buildings are under construction.
 /8/Total land parcel is 119,790 square feet.
 /9/Total land parcel is 9,452,956 square feet. 354,000 square feet of buildings are under construction.
/10/Total land parcel is 1,089,000 square feet. 388,280 square feet of buildings are under construction.
/11/Total land parcel is 1,089,000 square feet. 103,000 square feet of buildings are under construction.
/12/The company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 293,333 square feet. /13/Total land parcel is 577,607 square feet. 354,000 square feet of buildings are under construction.

  Material plans to construct, expand and improve facilities

  The company intends to create new software development facilities in various places in India partly to shift the operations which are in the existing leased facilities and partly to expand the existing capacities to provide for the growth in business. Such expansions are planned in Bangalore, Bhubaneswar, Chennai, Mysore, Mangalore, Hyderabad, Mohali and Pune, all in India. Most of these facilities would be operational in the next 12 to 18 months. As of March 31, 2001, the company had contractual commitments for capital expenditure of $34.0 million. The company intends to spend approximately $ 80.0 million on various capital expenditures during fiscal 2002 which will be financed from internal accruals and existing cash balances of the company. In the opinion of the company, the working capital is sufficient for the company's present requirements.

Item 5.    Operating and Financial Review and Prospects

5.A  Operating results

  This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 99 through 110 of the Infosys Annual Report for fiscal 2001 and such information is hereby incorporated herein by reference.

  Investment in Yantra Corporation

  Up to October 20, 1998, the company owned a majority of the voting stock of Yantra. Consequently, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $ 1.6 million and $ 2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. The company continues to own all of the outstanding common stock of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, Yantra's results subsequent to October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $ 1.3 million and $ 2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $ 574,000 and $ 546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce, a scalable web-based solution that facilitates real-time transaction management across the extraprise. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%. During the fiscal year ended March 31, 2001, Yantra raised $49 million in venture financings from various investors. This reduced Infosys' economic interest in Yantra to approximately 16%. During the year, Yantra announced a broad strategic alliance with Accenture (formerly Andersen Consulting) to provide supply chain solutions through PureEcommerce, a fully web-enabled application that manages, tracks and executes complex customer transactions across a company's extended supply chain.

5.B  Liquidity and capital resources

  This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 99 through 110 of the Infosys Annual Report for fiscal 2001 and is incorporated herein by reference.

5.C  Research and development, patents and licences, etc.

  The company has committed and expects to continue to commit in the future, a material portion of resources to research and development. Research and development efforts are focused on development and refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process, and the adoption of new technologies. The company's research and development expenses in fiscal 2001, 2000, and 1999 were $ 3.6 million, $ 1.9 million and $ 2.8 million, respectively which amounts to approximately 0.9%, 0.9% and 2.3% of total revenues, respectively.

5.D  Trend information

  5.D.1  Management's Discussion and Analysis

  This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 99 through 110 of the Infosys Annual Report for fiscal 2001 and is incorporated herein by reference.

  5.D.2  Business Outlook for Fiscal 2002

  The company believes that the economic slowdown in the U.S. may affect its revenue growth and operating results for fiscal 2002. There are indications that the economic slowdown in the U.S. has impacted the growth prospects of companies that operate in some industry segments including the insurance, banking and financial services and telecom segments. Consequently, these companies may cut their IT spending or postpone decisions regarding new expenditure with respect to IT spending. Based on currently available information, the company expects its business outlook for the quarter ending June 30, 2001 and the fiscal year ending March 31, 2002 to be as follows:

  Quarter ending June 30, 2001

     . Net revenue is expected to be in the range of $ 123 million to $ 125 million
     .  Earnings per ADS is expected to be in the range of $ 0.28 to $ 0.29

  Fiscal year ending March 31, 2002

     . Net revenue is expected to be in the range of $ 530 million to $ 545 million
     .  Earnings per ADS is expected to be in the range of $ 1.24 to $ 1.27

  The above mentioned expectations and projections regarding the future performance of the company are forward-looking statements. These expectations and projections are based on currently available economic and financial information along with the company's operating plans and are subject to future uncertainties that could cause actual results to differ materially from those that may be indicated by these statements. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Item 6.    Directors, Senior Management and Employees

6.A  Directors and senior management

  The directors and executive officers of the company, their respective ages as of March 31, 2001, and their respective positions with the company are as follows:

  ----------------------------------------------------------------------------------------------------------------------------------

  Name                                        Age   Position
  ----------------------------------------------------------------------------------------------------------------------------------

  N. R. Narayana Murthy                       54    Chairman and Chief Executive Officer
  Nandan M. Nilekani/4/                       45    Managing Director, President and Chief Operating Officer
  Deepak Satwalekar/1,2/                      52    Non-executive director
  Ramesh Vangal/2,3/                          44    Non-executive director
  Marti G. Subrahmanyam, Prof./1,2/           54    Non-executive director
  Philip Yeo/1,3,4/                           55    Non-executive director
  Jitendra Vir Singh, Prof./1,3/              47    Non-executive director
  Omkar Goswami, Dr./1,2/                     44    Non-executive director
  Larry Pressler, Sen./2,3/                   58    Non-executive director
  Rama Bijapurkar/2,4/                        44    Non-executive director
  Gopalakrishnan S.                           45    Deputy Managing Director - Customer Service & Technology
  Dinesh K./4/                                46    Director - Human Resources Development, Information Systems, Quality &
                                                    Productivity and Communication Design Group
  Shibulal S. D./4/                           46    Director - Customer Delivery
  Mohandas Pai T. V.                          42    Director - Administration and Facilities and Chief Financial Officer
  Phaneesh Murthy                             37    Director - Head of Sales and Marketing and Communications Products Services
  Srinath Batni                               46    Director - Delivery - West North America
  Ajay Dubey                                  43    Vice President - Delivery - Europe
  Balasubramanian P., Dr.                     51    Senior Vice President - Domain Competency Group
  Balakrishnan V.                             36    Vice President - Finance and Company Secretary
  Basab Pradhan                               35    Regional Manager and Vice President - Sales - West North America
  Deepak Sinha, Gp. Capt. (Retd.)             53    Associate Vice President - Computers & Communications Division
  Girish Vaidya                               50    Senior Vice President - Banking Business Unit
  Hema Ravichandar                            39    Senior Vice President - Human Resources Development
  Jan DeSmet                                  42    Vice President - Infosys Business Consulting Services
   Mohan Sekhar                               39    Vice President - Head Delivery - North East and Canada
  Prabhu M. S. S., Dr.                        53    Senior Vice President - Engineering Services and Consultancy Practice
  Rajiv Kuchhal                               35    Associate Vice President - Communication & Product Services -Nortel and PCC,
                                                    Development Center - Mohali
  Sobha Meera P. R.                           33    Regional Manager and Vice President - Sales - Canada & East North America
  Satyendra Kumar                             48    Vice President and Head - Quality
  ----------------------------------------------------------------------------------------------------------------------------------

  /1/Member of the Compensation Committee   /2/ Member of the Audit Committee
  /3/Member of the Nomination Committee     /4/ Member of the Investor Grievance
                                                Committee

  N. R. Narayana Murthy has served as Chairman of the Board and Chief Executive Officer of Infosys since 1981, when he founded the company with six software professionals. Mr. Murthy also served as Managing Director of Infosys until February 1999. While at Infosys, from 1992 to 1994, Mr. Murthy also served as the President of the National Association of Software and Service Companies ("NASSCOM"). Mr. Murthy is on the Governing Council of the National Information Technology Task Force of India and was voted "IT Man of the Year" for 1996 by Dataquest India. In 1998, Mr. Murthy was awarded the prestigious J.R.D. Tata Corporate Leadership Award. Since 1998, Mr. Murthy has served as a director of ICICI Ltd. and as a director of Videsh Sanchar Nigam Ltd. ("VSNL") and since 1999 he has served as a director of India Growth Fund, New York. Since December 2000, he has served as a Director on the Board of the Reserve Bank of India, and since January 2001 as the Chairman of the Bangalore International Airport Limited. He is a Fellow of the All India Management Association ("AIMA") and the Computer Society of India ("CSI"). Mr. Murthy received a B.E. in Electrical Engineering from the University of Mysore and a M.Tech. from the Indian Institute of Technology ("IIT") Kanpur.

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

  Deepak M. Satwalekar has served as a director of Infosys since October 1997. He is the Managing Director of HDFC Standard Life Assurance Company Limited. From 1993 to 2000 he was Managing Director of Housing Development Finance Corporation Ltd., and was Deputy Managing Director between 1990 and 1993. He was a member of the Managing Committee of the Bombay Chamber of Commerce and Industry from 1996 to 1998. Mr. Satwalekar was also a Member of the Economic Affairs Committee of the Indo-American Chamber of Commerce from 1993 to 1994 and 1996 to 1997. He is a director of Tata Housing Development Corporation Ltd., HDFC Ltd., HDFC Bank Ltd., HDFC Holdings Ltd., HDFC Investments Ltd., Indian Opportunities Fund (Mauritius) Ltd., Maruti Countrywide Auto Financial Service Ltd., Mahindra Holidays & Resorts India Ltd., SchoolNet India Ltd., Tube Investments of India Ltd., Chemplast Sanmar Ltd. and Templeton Asset Management India Private Ltd. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT Bombay and an M.B.A. from the American University.

  Prof. Marti G. Subrahmanyam has served as a director of Infosys since April 1998. He has served as the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business at New York University since 1991 and has been a visiting professor at leading academic institutions in England, France, Germany and India including at INSEAD and Chruchill College, Cambridge University. He is a director of ICICI Ltd., Aventine Investment Management Inc., Nippon Performance Fund Ltd., Indiaserver.com Inc., SpeedMerchant.com Inc., Usha Communications Inc., RMAS Ltd., Nomura Asset Management Inc., Nexgen Financial Holdings Ltd. and Deutsche Software India Ltd. Prof. Subrahmanyam has written several books and published numerous articles in the areas of finance and economics. He currently serves as an Associate Editor of the Journal of Banking and Finance, Journal of Finance, Management Science, Journal of Derivatives, Journal of International Finance and Accounting, and Japan and the World Economy. Prof. Subrahmanyam received a B.Tech. from IIT Madras, a Diploma in Business Administration, from IIM Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

  Ramesh Vangal has served as a director of Infosys since 1997. He has served as the President of Seagram Asia Pacific since 1998 and is currently the Chairman of Seagram India Ltd., Seagram Asia Pacific Ltd., Asia Net Media BVI Ltd., BL.com, and is a director in Indo Bio Care, CEBECO India, Kirin Seagram, Agro Biochem (India) Pvt. Ltd., and Arudra Nemara Developers Pvt. Ltd. From 1994 to 1997, he was a member of the Worldwide Operating Council of PepsiCo and was President of PepsiCo Foods International, Asia Pacific. From 1985 to 1994, he served in various management capacities for PepsiCo. Mr. Vangal received a B.Tech. from IIT Bombay and a M.Sc. in Business from the London Business School. He also holds a Certificate Diploma, Accounting and Finance from the Institute of Chartered Accountants in England and Wales.

  Philip Yeo has served as a director of Infosys since October 1999. Mr. Yeo has served as the Executive Chairman of the Singapore Economic Development Board since January 1986 and as Deputy Chairman of Singapore's National Science and Technology Board since June 1999. He is also the Chairman of the Institute for Molecular & Cell Biology, Pidemco Land and Singapore Aerospace Manufacturing and is a Board member in INSEAD, Paris. Mr. Yeo was the first Chairman of Singapore's National Computer Board from 1981 to 1987. Mr. Yeo joined the Administrative Service in 1970 and served in the Ministry of Defence where he held several appointments including the appointment of Permanent Secretary for logistics, technology research & development and defence industries upto January 1986. He retired from the Administrative Service on March 31, 1999. Mr. Yeo graduated in 1970 in Applied Science (Industrial Engineering) from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science (Systems Engineering) from the University of Singapore in 1974. In 1976, he obtained a Master in Business Administration from Harvard University, under a Fulbright scholarship. He is the recipient of many international awards, and was conferred an Honorary Doctorate in Engineering from the University of Toronto.

  Prof. Jitendra Vir Singh has served as a Director of Infosys since October 10, 2000. He is the Vice Dean, International Academic Affairs at the Wharton School, University of Pennsylvania, since 1998. Earlier, Prof. Singh was Director of the Emerging Economies Program at Wharton from 1996 to 1998. From 1991 to 1995, he was Research Director, Entrepreneurship at the Sol C. Snider Entrepreneurial Center at Wharton. Prof. Singh has been a faculty member at Wharton since 1987. Prior to that, he was an Associate Professor in the Rotman School of Business, University of Toronto in Canada. Prof. Singh received his Ph.D. from Stanford Business School in 1983. In 1991, he received an M.A. (h.c.) from University of Pennsylvania. He received his B.Sc. from Lucknow University in India in 1972. Prof. Singh received his MBA from the Indian Institute of Management, Ahmedabad, India in 1975. Prof. Singh serves as advisor for several high technology startup firms, including, San Francisco based Esurance Inc., an integrated online insurance company and Seattle based vCustomer Corporation, which, provides online customer support to e-commerce firms. He is also on the advisory board of EurIndia, a London based marketing accelerator for small Indian software companies and other high tech firms in India and the US.

  Dr. Omkar Goswami has served as a Director of Infosys since November 13, 2000. He has been working as Senior Consultant and Chief Economist to the Confederation of Indian Industry since August 1998. Prior to that, from March 1997 through July 1998, Dr. Goswami was the Editor of Business India magazine, from March 1997 through July 1998. Prior to that, from 1981 to 1997, he was a research professor at Oxford University, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi. Dr. Goswami has served on several government committees. Dr. Goswami has also been a consultant to the World Bank, IMF, the Asian Development Bank and the OECD. Dr. Goswami received his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil. (Ph.D.) from Balliol College, Oxford in 1982.

  Senator Larry Pressler has served as a Director of Infosys since January 9, 2001. He is a Senior Partner in the Washington, D.C. law firm of O'Connor & Hannan LLP, and chairs the law firm's Telecommunications and Business Group. Prior to that, from 1974 to 1997, he was Member of U.S. Congress, with 18 years in the U.S. Senate. He was Chairman of the Senate Commerce, Science and Transportation Committee and was the author of the Telecommunications Act of 1996 among others. He has also worked with McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisor's Office. Senator Pressler is a Vietnam veteran (U.S. Army) and was awarded Vietnam Service Medals. Senator Pressler is a former Rhodes Scholar and graduate of Oxford University and Harvard Law School. Currently, Senator Pressler serves on the Boards of Directors of Global Light Telecommunications Inc., American Technologies Group, Philadelphia Stock Exchange Board of Governors, Customerlinx and L&T Trade.com Ltd. Senator Pressler also serves on the Boards of Advisors of several companies in the pharmaceutical, telecommunications, and financial sectors.

  Rama Bijapurkar has served as a Director of Infosys since March 29, 2001. She is a recognized leader on marketing strategy and consumer related issues in India and runs a strategic marketing consulting practice working across a wide range of sectors, helping organizations with their marketing strategies. Prior to that, from 1995 to 1997, Ms. Bijapurkar worked with McKinsey and Company as a Senior Marketing Consultant. From 1989 to 1995 she was the Deputy Managing Director of MARG and worked between 1982 and 1987 with MODE Services, which she co-founded. In addition, she is a visiting faculty at IIM Ahmedabad. She is an alumna of IIM Ahmedabad and holds an Honors degree in Physics from the Delhi University. Ms. Bijapurkar serves on the Boards of Titan Watches Ltd., Godrej Consumer Products Ltd., Ideasnyou.com Ltd. and CRISIL Ltd.

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

  S. D. Shibulal is a co-founder of Infosys and has served as a director from 1984 to 1991 and since 1997. He has served as Head - Manufacturing, Distribution and Year 2000 Business Unit, and Head - Internet and Intranet Business Unit of Infosys since 1998. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at Sun Microsystems Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal received an M.Sc. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

  T. V. Mohandas Pai has served as Director of Infosys since May 27, 2000. From 1996 to 2000 he was Senior Vice President, Head - Finance and Administration and Chief Financial Officer of Infosys. From 1994 to 1996, he served as Vice President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Ltd. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and an LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India.

  Phaneesh Murthy has served as Director of Infosys since May 27, 2000. From 1996 to 1999 he served as Senior Vice President and Head - Worldwide Sales of Infosys. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata Software Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT Madras and a post graduate diploma in business administration from IIM Ahmedabad.

  Srinath Batni has served as Director of Infosys since May 27, 2000. From 1996 to 2000 he has served as Senior Vice President and Head - Retail and Telecommunications Business Unit of Infosys. After joining Infosys in 1992, Mr. Batni was a Project Manager. From 1990 to 1992, he was Manager of Technical Support for PSI Bull, an Indian software development subsidiary of Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

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

  Dr. P. Balasubramanian has served as Senior Vice President and Head - Domain Competency Group since 1999. Prior to that, from 1995 to 1999 he was Senior Vice President and Head - Financial Services and Transportation Business Unit of Infosys. From 1989 to 1992, Dr. Balasubramanian was Chief Executive Officer and Technical Director of Hitek Software Engineers Ltd. ("Hitek"), Jamaica, West Indies. From 1992 to 1994, he was a Technical Director of Hitek. From 1986 to 1989, Dr. Balasubramanian was Chief Executive Officer of Cholamandalam Software Ltd., Chennai. Dr. Balasubramanian has been invited as guest faculty to several executive training programs in India as well as at the University of West Indies. Dr. Balasubramanian received a B.Tech. and M.Tech. from IIT Madras and a Ph.D. in Operations Research and Financial Management from Purdue University.

  V. Balakrishnan has served as Vice President - Finance and Company Secretary since April 25, 2001. Prior to that, from 1999 to January 2001, he was Associate Vice President - Finance. In January 2001, he took over additional responsibility as Company Secretary. After joining Infosys in 1991, he has served in various capacities in the Finance department of the company. Prior to joining Infosys, he was Senior Accounts Executive for Amco Batteries Ltd., Mr. Balakrishnan received a B.Sc. from the University of Madras and is an Associate Member of the Institute of Chartered Accountants of India, a Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India.

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

  Group Captain (Retd.) Deepak Sinha has served as Associate Vice President and Head - Computer and Communications Division ("CCD") since April 25, 2001. Prior to that, from April 1998 to April 2001, he has served as Senior Manager and Head - CCD. Prior to joining Infosys, he was Director - IMMOLS Project for the Indian Air Force. Group Captain (Retd.) Sinha received a B. Tech from IIT Kharagpur in 1968.

  Girish Vaidya has served as Senior Vice President and Head - Banking Business Unit of Infosys since April 1999. Prior to that, Mr. Vaidya was Director and Head - Operations India for ANZ Grindlays with whom he had been since 1975. Mr. Vaidya received a B.E. from S.P College of Engineering, Mumbai in 1973 and a Post Graduate Diploma in Management from IIM Calcutta in 1975.

  Hema Ravichandar has served as Senior Vice President and Head - Human Resources of Infosys since 1998. From 1996 to 1998, Ms. Ravichandar was an independent consultant. From 1992 to 1995, she served as Head - Human Resources at Infosys. From 1983 to 1992, Ms. Ravichandar was Deputy Manager - Human Resource Development at Motor Industries Company Ltd. Ms. Ravichandar received a B.A. in Economics and a Post Graduate Diploma in Management from IIM Ahmedabad.

  Jan DeSmet has served as Vice President - Consulting Services and Head - Strategic Business Unit since January 1999 and is currently Vice President - Business Consulting Services. From 1996 to 1998, Mr. DeSmet was Senior Principal with Diamond Technology Partners in Chicago. Mr. DeSmet received a M.B.A from the University of Dallas in 1982.

  Mohan Sekhar has served as Vice President and Head - Delivery, North East United States and Canada since April 25, 2001. Prior to that, from April 1999 to April 2001, he has served as Associate Vice President and Head - Delivery. Prior to that, from 1998 to 1999, he served as a Senior Project Manager in the Manufacturing, Distribution and Year 2000 Business Unit. From 1986 to 1998 he worked for Cap Gemini America and AT&T in New Jersey in various capacities in the Voice, Telephony and Networking services. Mohan received a B.E. in Mechanical Engineering from Bangalore University and a M.S. in Computer Science from New Jersey Institute of Technology, New Jersey, USA.

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

  Rajiv Kuchhal has served as Associate Vice President of Infosys since 1998 and Head - Nortel OSDC Business Unit of Infosys since April 1998. From 1990 to 1998, Mr. Kuchhal served in various capacities for the company, including projects relating to an electronic telex interface and management of the Nortel OSDC before it became a separate business unit. Mr. Kuchhal received a B.Tech. in Electrical and Electronics Engineering from IIT Delhi.

  Sobha Meera P. R. has served as Regional Manager - Canada & East North America since 1998. After joining Infosys in 1995 Ms. Meera served as Branch Manager between 1995 and 1998. Prior to joining Infosys, she worked in various Sales & Marketing positions for HCL Ltd. & Sonata Software Ltd. Ms. Meera received her Post Graduate Diploma in Management from IIM Ahmedabad in 1995 and a B.E. from Osmania University in 1989.

  Satyendra Kumar has served as Vice President and Head - Quality since September 2000. Prior to that, from 1998 to August 2000, he was Head of Quality at IMR Global, Bangalore. From 1995 to 1998 he worked as the Deputy Chief Executive for Tata Quality Management Services from 1996 to 1998. He has been a software quality consultant for several companies and is also a registered TickIT auditor and an ISO lead auditor. Kumar has a post graduate degree in Electronics from Delhi University.

6.B  Compensation

  In fiscal 2001, the company's eight non-employee directors were paid an aggregate of $ 127,123. Directors who are also employees of the company do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at the board and the committee meetings.

  The table below sets forth the compensation for the officers and directors of the company, for the fiscal year ended March 31, 2001.

---------------------------------------------------------------------------------------------------------------------------------
                            Annual compensation awards                    Stock options
---------------------------------------------------------------------------------------------------------------------------------
Name                        Salary    Bonus      Other      No. of  Grant     No. of   Grant      Expiration       Amount
                                                annual     options  price    options   price            date      accrued
                                               compen-     granted           granted
                                                sation  during the        during the
                                                        year (1999        year (1998
                                                             ESOP)             ESOP)
---------------------------------------------------------------------------------------------------------------------------------
N. R. Narayana Murthy       $ 18,431        -  $14,284        -         -        -         -               -       $5,863
Nandan M. Nilekani            18,431        -   16,876        -         -        -         -               -        5,863
Gopalakrishnan S.             18,431        -   14,302        -         -        -         -               -        5,863
Dinesh K.                     18,431        -   16,951        -         -        -         -               -        5,863
Shibulal S. D.                18,431        -   14,292        -         -        -         -               -        5,863
Deepak M. Satwalekar               -        -   25,000        -         -        -         -               -            -
Ramesh Vangal                      -        -   25,000        -         -        -         -               -            -
Marti G. Subrahmanyam,
 Prof.                             -        -   25,000        -         -        -         -               -            -
Philip Yeo                         -        -   25,000        -         -        -         -               -            -
Jitendra Vir Singh, Prof.          -        -   11,849        -         -        -         -               -            -
Omkar Goswami, Dr.                 -        -    9,521        -         -        -         -               -            -
Larry Pressler, Sen.               -        -    5,616        -         -        -         -               -            -
Rama Bijapurkar                    -        -      205        -         -        -         -               -            -
Mohandas Pai T. V.            20,820        -    8,918   10,000   $122.72        -         -    February 26, 2010   6,623
Phaneesh Murthy              249,568  165,000    2,589        -         -   20,000    $98.25    February 26, 2010       -
Srinath Batni                 18,709        -    7,802    5,500    122.72    2,000     98.25    February 26, 2010   5,951
Ajay Dubey                    10,309        -   11,340    2,610    122.72      780     98.25    February 26, 2010   3,279
Basab Pradhan                120,000   64,400      760        -         -   12,000     98.25    February 26, 2010       -
Balasubramaniam P., Dr.       15,314        -   18,874    3,000    122.72        -         -    February 26, 2010   4,871
Balakrishnan V.               11,363        -   13,694    6,000    122.72        -         -    February 26, 2010   3,615
Deepak Sinha, Gp. Capt.
 (Retd.)                       6,166    1,008   13,901    2,550    122.72      900     98.25    February 26, 2010   1,962
Girish Vaidya                 16,567        -   18,997    5,310    122.72    1,380     98.25    February 26, 2010   5,270
Hema Ravichandar              12,102        -   14,001    2,200    122.72    2,400     98.25    February 26, 2010   3,850
Jan DeSmet                   181,500   41,250        -        -         -    6,000     98.25    February 26, 2010       -
Mohan Sekhar                   9,294        -   13,344    4,800    122.72    2,400     98.25    February 26, 2010   2,957
Prabhu M. S. S., Dr.          29,961        -   14,905    3,000    122.72        -         -    February 26, 2010   4,601
Rajiv Kuchhal                  9,064        -   13,212    1,000    122.72        -         -    February 26, 2010   2,883
Satyendra Kumar*               5,052        -   13,583    3,000    156.18        -         -    October 10,  2009   1,607
Sobha Meera P. R.            120,000   68,250    3,013        -         -   12,000     98.25    February 26, 2010       -
---------------------------------------------------------------------------------------------------------------------------------

* Employed for part of the year

6.C.1  Board practices

---------------------------------------------------------------------------------------------------------------------------------
Name                         Expiration of current     Term of office
                             term of office
---------------------------------------------------------------------------------------------------------------------------------
N. R. Narayana Murthy        April 30, 2002            5 years/1/       Deepak Satwalekar             Retirement by rotation
Nandan M. Nilekani           April 30, 2002            5 years/2/       Ramesh Vangal                 Retirement by rotation
Gopalakrishnan S.            October 17, 2004          5 years/2/       Marti G. Subramanyam, Prof.   Retirement by rotation
Dinesh K.                    April 30, 2002            5 years/2/       Philip Yeo                    Retirement by rotation
Shibulal S. D.               April 30, 2002            5 years/2/       Jitendra Vir Singh, Prof.     Retirement by rotation
Mohandas Pai T. V.           June 2, 2001              5 years/2,3/     Omkar Goswami, Dr.            Retirement by rotation
Phaneesh Murthy              June 2, 2001              5 years/2,4/     Larry Pressler, Sen.          Retirement by rotation
Srinath Batni                June 2, 2001              5 years/2,5/     Rama Bijapurkar               Retirement by rotation
---------------------------------------------------------------------------------------------------------------------------------

  /1/ Mr. N. R. Narayana Murthy is not liable to retire by rotation so long as he controls 5% of the voting in Infosys together by himself and with his family members.

  /2/ The period of appointment as an executive director is for five years. However, these directors customarily retire by rotation once in three years and are to be re-elected by the stockholders.

  /3/ Mr. T. V. Mohandas Pai was appointed as Director by the board for a term of five years ending on May 26, 2005 and his appointment has been recommended for the approval of the stockholders in the ensuing Annual General Meeting and forms part of the Items of Special Business of the Notice to the stockholders, which is attached as an exhibit to this Form 20-F.

  /4/ Mr. Phaneesh Murthy was appointed as Director by the board for a term of five years ending on May 26, 2005 and his appointment has been recommended for the approval of the stockholders in the ensuing Annual General Meeting and forms part of the Items of Special Business of the Notice to the stockholders, which is attached as an exhibit to this Form 20-F.

  /5/ Mr. Srinath Batni was appointed as Director by the board for a term of five years ending on May 26, 2005 and his appointment has been recommended for the approval of the stockholders in the ensuing Annual General Meeting and forms part of the Items of Special Business of the Notice to the stockholders, which is attached as an exhibit to this Form 20-F.

  /6/ The board constantly evaluates the contribution of its members, and recommends to stockholders their re-appointment periodically as per statute. The Indian Companies Act mandates that two-thirds of the members of the board should retire by rotation, of which, one-third of such members should retire every year, and qualifies the retiring members for re-appointment. However all the directors of the company customarily retire by rotation. The executive directors are appointed by the stockholders for a maximum period of five years at one time but are eligible for re-appointment upon completion of their term. The nominations committee of the board, composed entirely of independent directors, recommends such appointment / re-appointment. However, the membership term is limited by the retirement age for members. The board has adopted a retirement policy for its members. Under this policy, the maximum age of retirement of executive directors, including the CEO, is 60 years, which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for retirement from the board is 65 years. The directors' contracts do not contain material severance packages.

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

  6.C.3  Board committee information

  The details relating to the company's audit committee and remuneration committee, including the names of committee members and a summary of the terms of reference under which the committee operates is on pages 47 through 48 of the Infosys Annual Report for fiscal 2001 and is incorporated herein by reference.

6.D  Employees

  As of March 31, 2001, the company had approximately 9,830 employees, including approximately 8,660 IT professionals, up from approximately 5,390 employees and approximately 4,625 IT professionals, respectively, as of March 31, 2000 and approximately 3,770 employees and approximately 3,160 IT professionals respectively as of March 31, 1999. The company invests heavily in its programs to recruit, train and retain qualified employees, and management believes the company has established a reputation as one of the most preferred employers for software engineers in India.

  The company focuses its recruiting efforts on the top 20% of students from engineering departments of Indian schools and relies on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Because the company emphasizes flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, the company's culture. The company's reputation as a premier employer enables it to select from a large pool of qualified applicants. For example, in fiscal 2001, the company received approximately 385,200 job applications, tested approximately 49,100 interviewed approximately 20,800 and extended job offers to approximately 7,650, of whom approximately 6,100 accepted. The company seeks to attract and motivate IT professionals by offering: an entrepreneurial environment that empowers IT professionals; programs that recognize and reward performance; challenging assignments; a continuous updating of skills; and a culture that emphasizes openness, integrity and respect for the employee. IT professionals receive competitive salaries and benefits and are eligible to participate in the company's stock option plans. In addition, the company spends significant resources on training and continuing education. To conduct training, the company employs a 58-person faculty, including 39 with doctorate or master's degrees. The faculty conducts three-month training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills.

  At any given time, approximately 34% of the company's IT professionals are working on-site at client facilities in the United States and elsewhere while the balance are working offshore in India. On average, approximately 1,570, 980 and 530 of the company's IT professionals worked on-site in the United States and elsewhere per month in fiscal 2001, 2000 and 1999, respectively. On average, approximately 7,086, 3,100 and 2,630 of the company's IT professionals and support staff worked offshore in India per month in fiscal 2001, 2000 and 1999, respectively.

  The company's professionals that work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of March 31, 2001, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (1,090 persons) or L-1 visas (292 persons). Both H-1B and L-1 visas require that recipients meet certain education requirements; however, only employees who have worked for the company for at least one year are eligible to obtain L-1 visas. The company is generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In the years in which this limit is reached, the company may be unable to obtain H-1B visas necessary to bring critical Indian IT professionals to the United States on an extended basis. The H-1B limit was reached in March 2000 by the U.S. Government for its fiscal year ending September 30, 2000 and in May 1999 for its fiscal year ending September 30, 1999. The H-1B limit had recently been increased to 195,000 for the next two years ending September 30, 2002. The limit is yet to be reached for the year ending September 30, 2001. The company planned for the H-1B limit being reached prior to the end of the U.S. Government's current fiscal year primarily by forecasting its annual needs for such visas early in the U.S. Government's fiscal year and applying for such visas as soon as practicable. In addition, the company utilizes L-1 visas whenever available and redeploys existing H-1B visa holders in order to minimize the number of new H-1B visas needed by the company. While the company anticipated that such limit would be reached prior to the end of the U.S. government's fiscal year and has made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas.

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

  6.E.1  Share ownership (As of March 31, 2001)

  The following table sets forth the options to purchase securities, granted to executive officers and directors, that were outstanding as of March 31, 2001.

  -----------------------------------------------------------------------------------------------------
  Class of securities                    Total securities     Exercise price/1/        Expiration dates
  -----------------------------------------------------------------------------------------------------
  Equity shares                                   153,720              $107.07        Nov 2003-Feb 2010
  American Depositary Shares                      320,260              $ 36.26        Mar 2003-Feb 2010
  -----------------------------------------------------------------------------------------------------

  /1/ Weighted Average Exercise Price

  The following table sets forth for each director and executive officer, the total number of equity shares, ADSs and Options to purchase equity shares and ADSs held as of March 31, 2001.

  ------------------------------------------------------------------------------------------------------
  Name                                         Shares   % of shares      Shares  Exercise  Expiration
                                         beneficially  beneficially  underlying     price
                                                owned         owned     options
                                                                        granted
  ------------------------------------------------------------------------------------------------------
  N. R. Narayana Murthy /1/                 4,906,400          7.42           -         -           -
  Nandan M. Nilekani /1/                    3,331,900          5.04           -         -           -
  Dinesh K. /1/                             2,333,400          3.52           -         -           -
  Gopalakrishnan S. /1/                     3,180,000          4.81           -         -           -
  Shibulal S. D. /1/                        2,118,500          3.20           -         -           -
  Mohandas Pai T. V. /2/                            -             -           -         -           -
  Phaneesh Murthy /2/                               -             -           -         -           -
  Srinath Batni /2/                                 -             -           -         -           -
  Deepak Satwalekar                                 -             -           -         -           -
  Ramesh Vangal /2/                                 -             -           -         -           -
  Marti G. Subrahmanyam, Prof. /2/                  -             -           -         -           -
  Philip Yeo                                        -             -           -         -           -
  Jitendra Vir Singh, Prof.                         -             -           -         -           -
  Omkar Goswami, Dr.                                -             -           -         -           -
  Larry Pressler, Sen.                              -             -           -         -           -
  Rama Bijapurkar                                   -             -           -         -           -
  Ajay Dubey /2/                                    -             -           -         -           -
  Balasubramanian P., Dr. /2/                       -             -           -         -           -
  Balakrishnan V. /2/                               -             -           -         -           -
  Basab Pradhan /2/                                 -             -           -         -           -
  Deepak Sinha, Gp. Capt. (Retd.) /2/               -             -           -         -           -
  Girish Vaidya /2/                                 -             -           -         -           -
  Hema Ravichandar /2/                              -             -           -         -           -
  Jan DeSmet /2/                                    -             -           -         -           -
  Mohan Sekhar /2/                                  -             -           -         -           -
  Prabhu M. S. S., Dr. /2/                          -             -           -         -           -
  Rajiv Kuchhal /2/                                 -             -           -         -           -
  Satyendra Kumar /2/                               -             -           -         -           -
  Sobha Meera P. R. /2/                             -             -           -         -           -
  ------------------------------------------------------------------------------------------------------

  /1/ Number of shares and percentage ownership is based on 66,158,117 equity shares outstanding as of March 31, 2001. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

  /2/ Hold less than one percent of the class of shares and individual share ownership has not previously been disclosed to shareholders or otherwise made public.

  6. E. 2  Option plans

  The company has three Option plans in operation - the 1994 Employee Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan - a description of which is provided below:

  1994 Employees Stock Offer Plan. In September 1994, the company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 6,000,000 warrants (as adjusted to reflect the company's 2-for-1 stock split by means of a stock dividend in fiscal 1998 and 1999 and a 2-for-1 stock split in fiscal 2000) to eligible employees. The warrants were issued to an employee welfare trust ("Trust") at Rs. 0.50 each. The warrants were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees. The warrants are transferred to employees at Rs. 0.50 each and each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 50 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999.

  In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the ESOP. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five year vesting period. As of March 31, 2001, the company's outstanding equity shares included 587,400 equity shares held by the Trust of which 330,000 equity shares were allotted to employees, subject to vesting provisions and have been included in the calculation of basic and diluted earnings per share. The remaining 257,400 equity shares were not considered outstanding for purposes of calculating diluted earnings per share calculations. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

  The company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the years ended March 31, 2001, 2000 and 1999, the company recorded deferred compensation of Nil, $ 1,029,649 and $ 30,407,892, respectively, for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

  In fiscal 1998, the company declared a stock split of two equity shares for each equity share outstanding in the form of a stock dividend to all its shareholders including participants in the ESOP. Under the terms of the ESOP, the additional equity shares issued to ESOP participants as a result of the stock dividend were not subject to vesting. Consequently, the amortization of deferred stock compensation of $ 1,519,739 relating to these shares was accelerated at the time of the stock dividend. Similarly, in fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its shareholders including participants in the ESOP in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $12,906,962.

  1998 Stock Option Plan. The company's 1998 Stock Option Plan ("1998 Plan") provides for the grant of nonstatutory stock options and incentive stock options [within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")], to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to maximum limit of 1,470,000 equity shares issuable under the 1998 Plan. A total of 1,600,000 equity shares are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for ADSs represented by ADRs.

  The 1998 Plan is administered by the compensation committee of the Board (the "Committee"). The Committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 1998 Plan.

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

  1999 Stock Option Plan. The company's 1999 Stock Option Plan ("1999 Plan") was approved by the shareholders and the board of directors in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a compensation committee of the board of directors. Under the 1999 Plan, options will be issued to employees at an exercise price not less than the Fair Market Value. Fair Market Value means the closing price of the company's shares on the stock exchange where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than Fair Market Value only if specifically approved by the members of the company in a general meeting.

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

Item 7  Major Shareholders and Related Party Transactions

7.A  Major shareholders

  The following table sets forth certain information regarding the beneficial ownership of the equity shares on March 31, 2001 of (i) each person or group known by the company to own beneficially 5% or more of the outstanding equity shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to Infosys by such persons.

  ------------------------------------------------------------------------------------------------------------------------------
  Name of the                                     Class of   No of shares    % of   No of shares    % of   No of shares     % of
  beneficial owner                               security    beneficially   class   beneficially   class   beneficially    class
                                                                held/1,2/              held/1,2/              held/1,2/
  ------------------------------------------------------------------------------------------------------------------------------
                                                                March 31, 2001         March 31, 2000          March 31, 1999
  ------------------------------------------------------------------------------------------------------------------------------
  N. R. Narayana Murthy                     Equity shares       4,906,400    7.42      4,931,300    7.45      5,047,200     7.63
  Nandan M. Nilekani                        Equity shares       3,331,900    5.04      3,334,900    5.04      3,376,400     5.10
  N. S. Raghavan*                           Equity shares       3,417,360    5.17      3,467,860    5.24      3,531,200     5.33
  Unit Trust of India                       Equity shares       5,546,098    8.38      5,958,497    9.01      5,907,004     8.93
  Government of Singapore                   Equity shares       3,625,402    5.48      2,055,778    3.11        408,800     0.62
  Shareholding of all directors and
  officers as a group (30 persons)/3/                          16,540,180   24.92
  ------------------------------------------------------------------------------------------------------------------------------

  * Ceased to be director of the company effective as of February 7, 2000.

  /1/ Number of shares and percentage ownership is based on 66,158,117 equity shares outstanding as of March 31, 2001. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

  /2/ As adjusted to reflect the company's 2-for-1 stock dividend in 1998 and 2-for-1 stock split in 2000.

  /3/ 40,500 shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2001 by various officers and directors of the company have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is based on 66,379,420 equity shares which includes 221,303 options that are currently exercisable or exercisable by all employees within 60 days of March 31, 2001.

  The major shareholders of the company do not have a differential voting right in respect of the equity shares of the company.

  The company's American Depositary Shares listed on the NASDAQ National Market(R) each representing one-half of one equity share of Rs. 5 par value are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and are held by approximately 10,100 holders of record in the United States of America ("USA"), as of March 31, 2001.

  The company's equity shares can be held by Foreign Institutional Investors ("FIIs"), Overseas Corporate Bodies ("OCBs") and Non-resident Indians ("NRIs") who are registered with the Securities and Exchange Board of India ("SEBI") and the Reserve Bank of India ("RBI"). As of March 31, 2001, 28.89 % of the company's equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. The company is not aware which of these FIIs, OCBs and NRIs hold these equity shares as residents of or bodies corporates registered in the USA and is not aware of the portion of these equity shares held by these FIIs, OCBs and NRIs in the USA.

  To the best of its knowledge, the company is not owned or controlled directly or indirectly by any government or by any other corporation. The company is not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

  The above shares are issued and traded within India and is held, directly or indirectly, in the beneficial name of the holders.

7.B  Related party transactions

  The company had no material transaction with any shareholders owning more than 10% of the equity of the company.

  Yantra Corporation

  In December 1996, the company transferred all rights, title and interest in and to the WMSYantra (formerly known as EAGLE) software product to Yantra, then a majority-owned subsidiary of the company. Yantra granted Infosys a non-exclusive right to reproduce, distribute and service the product to the extent necessary to fulfill the company's pre-existing contractual obligations for the product. In consideration for this transaction Infosys received 7,500,000 shares of common stock of Yantra, which had a fair market value at the time of $ 0.20 per share. In September 1997, the company purchased 2,000,000 shares of Series A Preferred Stock of Yantra at $ 0.75 per share. Certain of the company's directors or officers are directors of Yantra. As of March 31, 1998, Mr. Phaneesh Murthy, an executive officer of the company, held options to purchase 100,000 shares of common stock of Yantra at an exercise price of $
  0.10 per share, all of which were granted on September 29, 1997. Other than Mr. Phaneesh Murthy, none of the company's directors or officers beneficially owns any shares or options of Yantra. On October 20, 1998, the company sold 1,363,637 shares of Series A Preferred Stock of Yantra for $ 1.10 per share to an unaffiliated purchaser. As a result, the company reduced its interest in Yantra to less than one-half of voting stock of Yantra. On June 14, 1999, Yantra issued Series C Preferred Stock amounting to $ 15.0 million to various existing and new investors. Sales to Yantra in fiscal 2001 were $ 2.6 million. During fiscal 2001, Yantra raised $49 million in venture financings from various investors. This reduced Infosys' economic interest in Yantra to approximately 16%. During the year, Yantra announced a broad strategic alliance with Accenture (formerly Andersen Consulting) to provide supply chain solutions through PureEcommerce, a fully web-enabled application that manages, tracks and executes complex customer transactions across a company's extended supply chain. As of March 31, 2001, Mr. Phaneesh Murthy, a director of the company holds 74,992 shares of common stock of par value $ 0.01 per share in Yantra, acquired at a purchase price of $ 0.10 per share.

  OnMobile Systems Inc.

  OnMobile Systems Inc. (formerly Onscan Inc.) is a wireless solutions provider to enterprises and wireless carriers around the world. OnMobile Systems Inc. ("OnMobile") offers platforms, applications and professional services to deliver end-to-end wireless solutions. The OnMobile solution allows wireless carriers to provide innovative services to their customers and enterprises to deploy applications targeted towards their mobile workforce. During the year, Infosys transferred the intellectual property rights in the Onscan product - a web - enabled notification product to OnMobile. The product was transferred for a gross consideration of $ 2 million, received in the form of common, preferred voting and preferred non-voting stock of OnMobile. OnMobile also closed a $ 12 million venture financing round with various investors.

  Mr. S Gopalakrishnan and Mr. S D Shibulal, members of the board of directors of Infosys hold 200,000 and 500,000 shares, respectively in OnMobile Systems Inc. acquired at a price of $ 0.0435 per share. Mr. V Balakrishnan, Vice President - Finance and Company Secretary, holds 100,000 options in OnMobile Systems Inc. granted at an exercise price of $ 0.0435 per option.

  Mr. S.D. Shibulal is the chairman of the Board of OnMobile Systems Inc. USA and Mr. V. Balakrishnan is one of the directors of OnMobile Asia Pacific Limited, India, which is the wholly owned subsidiary of OnMobile Systems Inc.

  All transactions with the related party concerns are at arms-length, at prevailing market rates.

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

  7.B.2  Loans to employees

  Pursuant to an employee loan program, the company grants loans to employees to acquire certain assets such as property, vehicles or for personal needs. Such loans are made at interest rates ranging from 0% to 4% and are repayable over fixed periods ranging from one to 100 months. The loans generally are secured by the assets acquired by the employees. As of March 31, 2001, there were $16 million in loans outstanding to employees, of which $ 227,121 were loans receivable from executive officers of the company in amounts less than $ 60,000. The largest outstanding loan during fiscal 2001 was a housing loan for $ 32,216 given to Mr. Satyendra Kumar, Vice President and Head - Quality. The loan, made on January 16, 2001 carried no interest and was outstanding in the amount of $ 31,250 as of March 31, 2001.

7.C  Interests of experts and counsel

  Not applicable.

Item 8.    Financial Information

  8.A.1  Consolidated statements and other financial information

  The following financial statements of the company and the auditors' report appearing on pages 112 through 131 of the Infosys Annual Report for fiscal 2001 are incorporated herein by reference:

  .  Independent auditors' report.
  .  Balance Sheets as of March 31, 2001 and 2000.
  .  Statements of Income for the years ended March 31, 2001, 2000 and 1999.
  . Statements of Stockholder's Equity and Comprehensive Income for the years ended March 31, 2001, 2000 and 1999.
  . Statements of Cash Flows for the years ended March 31, 2001, 2000 and 1999. . Notes to financial statements.

  The Infosys Annual Report for fiscal 2001, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and is not to be deemed as filed as a part of this report on Form 20-F.

  8.A.2  Legal proceedings

  The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings in any of the jurisdictions where it does business.

  8.A.3  Dividends

  Dividends

  Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Interim Dividends may also be paid during a fiscal year out of the undistributed profits of the previous fiscal years. In the last three fiscal years, the company declared an aggregate of approximately $ 0.42 per equity share (as adjusted to reflect the company's 2-for-1 stock split by means of a stock dividend in fiscal 1998 and 1999 and a 2-for-1 stock split in fiscal 2000) in cash dividends (equivalent to approximately $ 0.21 per ADS). Although the company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs will rank pari passu with existing equity shares of the company in respect of dividends. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the Depositary in rupees and except as otherwise described in the Deposit Agreement dated March 11, 1999 (the "Deposit Agreement") will be converted by the Depositary into U.S. dollars and distributed, net of Depositary fees and expenses, to the holders of such ADSs.

  The following table sets forth the annual dividends paid per equity share for each of the years indicated.

  ------------------------------------------------------------------------
               Year ended March 31,      Dividend paid per equity share/1/
  ------------------------------------------------------------------------
                      Indian rupee                                      $
  ------------------------------------------------------------------------
  2001                       10.00                                   0.22
  2000                        4.50                                   0.11
  1999                        3.75                                   0.09
  1998                        3.00                                   0.04
  1997                        2.75                                   0.02
  1996                        2.50                                   0.02
  ------------------------------------------------------------------------

  /1/ Dividends are retroactively adjusted to reflect the company's 2-for-1 stock split by means of a stock dividend in fiscal 1998 and 1999 and a 2-for-1 stock split in fiscal 2000.

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

  The number of outstanding equity shares in the company, as of March 31, 2001, were 66,158,117. As of March 31, 2001, there were approximately 10,100 record holders of ADRs evidencing 4,176,234 ADSs (equivalent to 2,088,117 equity shares). As of March 31, 2001, there were approximately 90,000 record holders of the 66,158,117 equity shares listed and traded on the stock exchanges in India.

  The following table sets forth for the periods indicated the price history of the equity shares and the ADSs on the Indian Stock Exchanges and the NASDAQ respectively:

  Annual high-low price history for previous five years

  ---------------------------------------------------------------------------------------------
                      BSE                 NSE                BgSE                 NASDAQ
               Price per equity     Price per equity   Price per equity      Price per American
                     share               share              share             Depositary Share
  ---------------------------------------------------------------------------------------------
  Fiscal Year     High     Low       High      Low      High      Low       High       Low
  ---------------------------------------------------------------------------------------------
  2001          $239.97   $80.41    $239.41   $80.92   $238.66   $80.71     $284.56    $60.13
  2000           316.84    29.29     319.57    28.90    320.55    55.24      375.00     19.63
  1999            40.73    11.16      40.82    10.84     13.18     7.21     $ 25.00    $18.69
  1998            11.56     3.54      11.89     3.32      9.85     3.76           -         -
  1997          $  4.10   $ 1.67    $  4.18   $ 1.76   $  4.08   $ 1.65           -         -
  ---------------------------------------------------------------------------------------------

  Stock price per share have been restated to reflect a two-for-one stock-dividend in fiscal 1998 and 1999 and two-for-one stock split in 2000.

  Source: www.bseindia.com for BSE quotes, The Economic Times for NSE and BgSE
          ----------------
  quotes and finance.yahoo.com for ADS quotes.
             -----------------

Quarterly high-low price history for previous two years

  ----------------------------------------------------------------------------------------------------------------------
                                                BSE                 NSE                 BgSE               NASDAQ
                                          Price per equity    Price per equity    Price per equity    Price per American
                                               share               share             share /1/         Depositary Share
  ----------------------------------------------------------------------------------------------------------------------
  Fiscal Year                              High       Low       High      Low       High      Low       High      Low
  ----------------------------------------------------------------------------------------------------------------------
  2001
  First quarter                           $239.97   $126.47   $239.41   $124.77   $238.66   $124.23   $284.56   $130.74
  Second quarter                           196.08    137.34    196.49    137.36    197.57    136.79    186.94      96.5
  Third quarter                            172.06    115.88    172.06    116.00    171.69    115.77    147.25      90.6
  Fourth quarter                           150.19     80.41    149.16     80.92    152.60     80.71    131.38     60.13
  2000
  First quarter                             44.04     29.29     43.39     28.90         -         -     30.63     19.63
  Second quarter                            91.56     41.69     91.61     41.91     86.32     55.24     73.88     28.69
  Third quarter                            168.75     78.70    167.35     78.85    168.19     79.49    180.00     65.50
  Fourth quarter                          $316.84   $130.74   $319.57   $129.88   $320.55   $131.89   $375.00   $133.00
  ----------------------------------------------------------------------------------------------------------------------

  /1/ The company's shares were not traded on the BgSE between May 1998 and July 1999.

  Stock prices per share have been restated to reflect a two-for-one stock-split in fiscal 2000.

  Source: www.bseindia.com for BSE quotes, The Economic Times for NSE and BgSE
          ----------------
  quotes and finance.yahoo.com for ADS quotes.
             -----------------

Monthly high-low price history for previous six months

   ----------------------------------------------------------------------------------------------------------------
                                     BSE                   NSE                   BgSE                 NASDAQ
                               Price per equity      Price per equity      Price per equity     Price per American
                                    share                 share                 share            Depositary Share
   ----------------------------------------------------------------------------------------------------------------
   Month                        High       Low        High       Low        High       Low       High       Low
   ----------------------------------------------------------------------------------------------------------------
   Oct 2000                   $165.29    $130.75    $165.52    $131.13    $164.99    $130.92    $137.55    $105.13
   Nov 2000                    171.62     152.58     171.02     152.80     171.25     152.58     147.25     112.00
   Dec 2000                    164.49     116.00     172.24     116.13     168.30     115.89     141.50      90.06
   Jan 2001                    150.67     118.05     149.63     118.23     153.08     118.63     131.38      86.13
   Feb 2001                    147.94     118.78     148.16     118.70     147.51     119.00     123.00      86.75
   Mar 2001                   $135.18    $ 80.35    $134.24    $ 80.87    $137.03    $ 80.65    $ 92.64    $ 60.13
   ----------------------------------------------------------------------------------------------------------------

   Stock price per share have been restated to reflect a two-for-one stock-split in fiscal 2000.

   Source: www.bseindia.com for BSE quotes, The Economic Times for NSE and BgSE
           ----------------
   quotes and finance.yahoo.com for ADS quotes.
              -----------------

9.2  Trading practices and procedures on the Indian Stock Exchanges

   The Stock Exchange, Mumbai ("BSE") and the National Stock Exchange ("NSE") together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through online execution. These two stock exchanges handle over 1,442,000 trades per day. Trading takes place on a five-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to "net out" their transactions and must trade on a delivery basis only. Beginning, July 2, 2001, the company's equity shares as well as all other securities classified by the BSE and NSE as 'A' Group securities are required to be traded compulsorily on a rolling settlement basis.

   The BSE permits carry forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The BSE specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the BSE takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The NSE trades from 9:30 a.m. until 4:00 p.m. on weekdays, except holidays. The NSE and BSE have separate online trading systems and separate clearing houses. The BSE was closed from March 20 through March 22, 1995, the Governing Board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian Stock Exchanges in response to "panic" trading or large fluctuations. The equity shares of the company were not traded on the BgSE between May 1998 and July 1999 owing to the absence of quotes for trades in the BgSE.

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

   Share capital

   The company's authorized share capital is 100,000,000 shares, par value Rs. 5 per share. As of March 31, 2001, 66,158,117 equity shares (as adjusted to reflect the company's stock split in fiscal 2000) were issued and outstanding. The equity shares are the only class of share capital of the company. There are no convertible debentures or warrants of the company currently in existence. For the purposes of this Annual Report, "shareholder" means a shareholder who is registered as a member in the register of members of the company.

   Dividends

   Under the Indian Companies Act, unless the board of directors of the company (the "board") recommends the payment of a dividend, the company has no power to declare a dividend. Similarly, under the AOA, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. Dividends generally are declared as a percentage of the par value of the company's shares. The dividend recommended by the board, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to the company's AOA, the board has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

   Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Interim Dividends may also be paid during a fiscal year out of the undistributed profits of the previous fiscal years. Before declaring a dividend greater than 10%, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions: (i) the rate of dividend to be declared shall not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less; (ii) the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and (iii) the balance of reserves after withdrawals shall not fall below 15% of its paid-up capital. A dividend tax of 10.2% of the total dividend declared, distributed or paid after June 1, 2001 is payable by the company.

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

   Annual general meetings of shareholders

   The company must convene an annual general meeting of its shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of the company's paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by the company secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. The Indian Companies (Amendment) Act, 2000 has made provision for voting on certain matters by a postal ballot in certain circumstances. However, the Department of Company Affairs, which is the governing agency, is yet to make rules determining the matters which require a postal ballot.

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

  Under the Indian Companies Act, unless the shares of a company are held in a dematerialised form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. The transfer agent of the company is Karvy Consultants Limited, Bangalore, Karnataka, India.

  Takeover Code and Listing Agreement

  Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("the Takeover Code"), upon the acquisition of more than 5% of the outstanding equity shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company; and the company and the purchaser are required to notify all stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements. Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Although the Takeover Code will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with the provisions of the Takeover Code only when they convert the ADSs into underlying equity shares.

  The company has entered into listing agreements with each of the Indian Stock Exchanges. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company's shares results in the acquiror and its associates holding 5% or more of the company's outstanding equity shares or voting rights, the acquiror must report its holding to the company and the relevant stock exchange(s). If an acquisition results in the acquiror and its associates holding equity shares that have 15% or more of the voting rights, then the acquiror must, before acquiring such equity shares, make an offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depositary Agreement to be entered into by such holders, the company and a depositary.

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

  Company acquisition of equity shares

  Under the Indian Companies Act, the company may not acquire its own equity shares because of the resulting reduction in the company's capital. Such a reduction in capital is permitted only in certain circumstances and requires compliance with specific buy-back regulations, a special resolution passed by the shareholders and approval by the High Court of the state in which the registered office of the company is situated. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to cancel the shares it has so acquired within a prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares that does not rely on an approval of the High Court must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition publicly listed Indian companies must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

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

10.C  Material contracts

   None.

10.D  Exchange controls

   Prior to June 1, 2000, foreign investment in the Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was generally regulated by the Foreign Exchange Regulation Act, 1973 ("FERA"). After June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of the Foreign Exchange Management Act, 1999 ("FEMA") and the rules and regulations issued by the Reserve Bank of India thereunder, and the notifications issued by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment is provided below.

   Under Section 6 of the FEMA, the Reserve Bank of India has the power to regulate, restrict or prohibit any capital account transaction, including the transfer or issue of any foreign security by a person resident in India, the purchase of the shares of any company carrying on trading, commercial or industrial activity in India and the transfer or issue of any security by a person resident outside India. Pursuant to the above powers, the Reserve Bank of India has promulgated the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, hereinafter the "Transfer of Securities Regulations" and the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2000, hereinafter the "Foreign Securities Regulations" dealing with the issue, purchase and transfer of securities.

   Regulation 5 of the Transfer of Securities Regulations, sets out the conditions under which a person resident outside India, a Foreign Institutional Investor ("FII"), a Non-Resident Indian ("NRI") or an Overseas Corporate Body - an overseas corporate body where at least 60% of the beneficial interest therein is held by NRIs ("OCB") can purchase the shares of any company carrying on any trading, commercial or industrial activity in India. Specific approval of the Reserve Bank of India will have to be obtained for:

   (a) any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

   (b) the sale of the underlying equity shares by a person resident outside India to a person resident in India.

   In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. Exceptions to this requirement of Reserve Bank of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of Reserve Bank of India approval (if required), and the payment of applicable taxes and stamp duties. Under Regulation 9 of the Transfer of Securities Regulations, a person resident outside India may transfer by way of sale, the securities of an Indian company to any other person resident outside India only when the transfer is confirmed by the RBI upon application filed by the transferee. Under Regulation 9, a NRI or an OCB may transfer by way of sale, the securities of an Indian company to any other person resident outside India only to another NRI or OCB.

   10.D.1  General

   Pursuant to recent changes in Indian policy, and subject to the fulfillment of certain conditions, Indian companies issuing ADSs are no longer required to obtain approval of the Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the "1993 Regulation"), as modified from time to time, promulgated by the Government of India. Provided that the issuing Indian company furnishes full particulars of the ADS offering to the Ministry of Finance and Reserve Bank of India within 30 days following the completion of the offering and furnishes the details of the status of the ADSs to the RBI on a quarterly basis within 15 days from the close of each calendar quarter. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

   10.D.2  Fungibility of the ADSs

   In March 2001, the Reserve Bank of India amended the Transfer of Securities Regulations, 2000 whereby a registered broker in India may purchase shares of an Indian company which has issued ADSs, on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs. Such a purchase may be done only with the permission of the Custodian to the ADS offering of the Indian company. Additionally the shares so purchased for conversion into ADSs shall not exceed the number of equity shares which were released by the Custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement.

   10.D.3  Foreign direct investment

   In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board (the "FIPB"), currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Over time, the Government of India has relaxed the restrictions on foreign investment considerably. Currently, subject to certain exceptions, foreign direct investment by individuals of Indian nationality or origin residing outside India, or NRIs or OCBs, up to 49% in most sectors of industry do not require the prior approval of the FIPB. Foreign equity participation in excess of 51% in high priority industries is currently allowed only with the approval of the FIPB. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs ("Foreign Direct Investors"). The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the FIPB (the "Guidelines"). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion, issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

   In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries. In August 2000, the Department of Industrial Policy and Promotion removed all limitations on Foreign Direct Investment in the information technology sector.

   10.D.4  Investment by NRIs and OCBs

   A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, NRIs and to OCBs. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

   10.D.5  Investment by Foreign Institutional Investors

   In September 1992, the Government of India issued guidelines which enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FEMA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI's general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

   10.D.6  Ownership restrictions

   SEBI and RBI regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the company, subject to the requisite approvals of the shareholders in a general meeting, Foreign Institutional Investors in aggregate may hold no more than 49% of the company's equity shares, excluding the equity shares underlying the ADSs, and NRIs and OCBs in aggregate may hold no more than 10% of the company's equity shares, excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of the company's total equity shares and no single NRI or OCB may hold more than 5% of the company's total equity shares.

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

   10.E.1.2  Residence

   For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any financial year if he: (i) is in India in that year for a period or periods amounting in all to 182 days or more; or (ii) is in India in that year for

   60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India in that year for more than 182 days effective April 1, 1995 and in each case as specified in (ii) above, within the four preceding years has been in India for a period or periods amounting to 365 days or more. A company is resident in India if it is formed and registered in India or the control and the management of its affairs is situated wholly in India.

  10.E.1.3  Taxation of distributions

  Pursuant to the Finance Act, 1997, dividends received by a shareholder from a domestic company are exempt from tax. Consequently, withholding tax on dividends paid to shareholders no longer applies. Companies will be required to pay tax on distributed profits on any amount declared, distributed or paid by way of dividends, whether interim or otherwise on or after June 01, 1997. Distributions to non-resident Holders of additional ADSs or equity shares; or rights to subscribe for equity shares ("Rights") made with respect to ADSs or equity shares are not subject to Indian income tax.

  10.E.1.4  Taxation of capital gains

  Any gain realized on the sale of ADSs by a non-resident holder to another non-resident holder outside India is not subject to Indian capital gains tax. However, as Rights are not expressly covered by the Indian Income Tax Act, 1961, it is unclear, as to whether capital gain derived from the sale of Rights by a non-resident holder (not entitled to an exemption under a tax treaty) to another non-resident holder outside India will be subject to Indian capital gains tax. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to customary Indian taxation as discussed below.

  Since the issuance of the ADSs has been approved by the Government of India under the Section 115AC Regime, non-resident holders of the ADSs will have the benefit of tax concessions available under the Section 115AC Regime. However, the 1993 Regulation provides that if the equity shares are sold on an Indian Stock Exchange against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment. The Section 115AC Regime is unclear as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation as discussed below.

  Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares by a non-resident will be subject to Indian capital gains tax which is to be deducted at the source by the buyer. For the purpose of computing capital gains tax, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on any of the Indian Stock Exchanges on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. A non-resident holder's holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. The Indo-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

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

  10.E.1.5  Stamp duty and transfer tax

  Upon issuance of the equity shares, the company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of equity shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares, other than in electronic mode, by a registered holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee.

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

  A Non-U.S. Holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

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

10.G  Statement by experts

   The U.S. GAAP financial statements of Infosys Technologies Limited as of March 31, 2001 and 2000, and for each of the years in the three-year period ended March 31, 2001, have been included herein in reliance upon the report of KPMG, India, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

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

   The SEC maintains a website at www.sec.gov that contains reports, proxy and
                                  -----------
   information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our reports available over the Internet.

   Additionally, documents referred to in this Form 20-F may be inspected at the corporate offices of the company which are located at Electronics City, Hosur Road, Bangalore - 561 229.

10.I  Subsidiary information

   Not applicable.

Item 11.  Quantitative and Qualitative Disclosure About Market Risk

   This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 99 through 110 of the Infosys Annual Report for fiscal 2001 and is incorporated herein by reference.

Item 12.  Description of Securities Other than Equity Securities

   Not applicable.

                                    Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

  None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of

Proceeds

  None.

Item 17

  Not Applicable.

                                    Part III

Item 18.  Financial Statements

  The following financial statements of the company included in Item 18 of this Report on Form 20-F are hereby incorporated by reference from the Infosys Annual Report for fiscal 2001, filed as Exhibit 13.1 to this Report on Form 20-F.

  .  Independent auditors' report.
  .  Balance Sheets as of March 31, 2001 and 2000.
  .  Statements of Income for the years ended March 31, 2001, 2000 and 1999 .
  . Statements of Shareholders' Equity for the years ended March 31, 2001, 2000 and 1999
  .  Statements of Cash Flows for the years ended March 31,  2001, 2000 and
     1999.
  .  Notes to financial statements.

Item 19.  Exhibits

  -----------------------------------------------------------------------------------------------------------
  Exhibit number   Description of document
  -----------------------------------------------------------------------------------------------------------
        **3.1      Articles of Association of the Registrant, as amended
        **3.2      Memorandum of Association of the Registrant, as amended
         *3.3      Certificate of Incorporation of the Registrant, as currently in effect
         *4.1      Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder
                   (including as an exhibit, the form of American Depositary Receipt)
         *4.2      Registrant's Specimen Certificate for Equity Shares
        *10.1      Registrant's 1998 Stock Option Plan
        *10.2      Registrant's Employee Stock Offer Plan
        *10.3      Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
        *10.4      Form of Indemnification Agreement
      ***10.5      Registrant's 1999 Stock Option Plan
         13.1      Infosys Annual Report for fiscal 2001
         23.1      Consent of KPMG, India
         99.1      Proxy Information Statement to holders of American Depositary Shares
         99.2      Proxy Information Statement to holders of Equity Shares
         99.3      Proxy Form to holders of Equity Shares
         99.4      Proxy Form to holders of American Depositary Shares
         99.5      Audit committee charter
  -----------------------------------------------------------------------------------------------------------

  * Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
  ** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on January 21, 2000
  *** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.

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


                           /s/ Nandan M. Nilekani      /s/ N. R. Narayana Murthy

                               Nandan M. Nilekani          N. R. Narayana Murthy
Bangalore            Managing Director, President                       Chairman
May 4, 2001           and Chief Operating Officer    and Chief Executive Officer