Form 20-F/A
period 2001-03-31
INFOSYS TECHNOLOGIES LTD
filed 2001-05-10
CIK 1067491

________________________________________________________________________________
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
________________________________________________________________________________

                                 FORM 20-F/A
                               Amendment No. 1

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

 Item 17 ............  Item 18 ......X.......

                               Explanatory Note

     This Amendment No. 1 on Form 20-F/A to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2001 is being filed solely to amend the section entitled "Financial statements prepared in substantial compliance with GAAP requirements of various countries and reports of compliance with the respective corporate governance standards" of Exhibit 13.1.


                                    Part III

Item 19.  Exhibits

  -----------------------------------------------------------------------------------------------------------
  Exhibit number   Description of document
  -----------------------------------------------------------------------------------------------------------
        **3.1      Articles of Association of the Registrant, as amended
        **3.2      Memorandum of Association of the Registrant, as amended
         *3.3      Certificate of Incorporation of the Registrant, as currently in effect
         *4.1      Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder
                   (including as an exhibit, the form of American Depositary Receipt)
         *4.2      Registrant's Specimen Certificate for Equity Shares
        *10.1      Registrant's 1998 Stock Option Plan
        *10.2      Registrant's Employee Stock Offer Plan
        *10.3      Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
        *10.4      Form of Indemnification Agreement
      ***10.5      Registrant's 1999 Stock Option Plan
         13.1      Infosys Annual Report for fiscal 2001
     ****23.1      Consent of KPMG, India
     ****99.1      Proxy Information Statement to holders of American Depositary Shares
     ****99.2      Proxy Information Statement to holders of Equity Shares
     ****99.3      Proxy Form to holders of Equity Shares
     ****99.4      Proxy Form to holders of American Depositary Shares
     ****99.5      Audit committee charter
  -----------------------------------------------------------------------------------------------------------

  * Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
  ** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on January 21, 2000
  *** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.
 ****  Previously filed.
                                   Signatures

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                          for Infosys Technologies Limited


                           /s/ Nandan M. Nilekani      /s/ N. R. Narayana Murthy

                               Nandan M. Nilekani          N. R. Narayana Murthy
Bangalore            Managing Director, President                       Chairman
May 10, 2001           and Chief Operating Officer   and Chief Executive Officer