Form 20-F
period 2002-03-31
INFOSYS TECHNOLOGIES LTD
filed 2002-05-08
CIK 1067491

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended March 31, 2002

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the Transition period from _____________ to ________________

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

                                 Not Applicable
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report 66,186,130 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes [ ]        No [x]

Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17 [ ]    Item 18 [x]

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 29, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.83 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.infy.com, is not part of this Annual Report.

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

                             Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected financial data

This information is set forth under the caption "Summary of selected consolidated financial data" on page 128 of our Annual Report for the fiscal year ended March 31, 2002, and is incorporated herein by reference.

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs, listed on the Nasdaq, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Deutsche Bank Trust Company Americas, or Depositary, of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled "Average" in the table below is the average of the daily noon buying rate on the last business day of each month during the year.


     Fiscal year ended March 31               Period end            Average                High                  Low
     --------------------------               ----------            -------                ----                  ---
     1996                                     Rs. 31.43            Rs. 31.38            Rs. 31.90            Rs. 31.37
     1997                                         34.35                33.47                38.05                31.36
     1998                                         35.88                35.70                36.85                34.15
     1999                                         39.53                37.37                40.40                35.71
     2000                                         42.35                42.10                43.68                39.25
     2001                                         43.65                43.46                43.68                42.84
     2002                                         48.83                47.81                48.91                46.58

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

     Month                                                    High                Low
     ----                                                    ----                ---
     November 2001                                        Rs. 48.11            Rs. 47.98
     December 2001                                            48.29                47.80
     January 2002                                             48.58                48.27
     February 2002                                            48.90                48.55
     March 2002                                               48.83                48.71
     April 2002                                               49.01                48.83

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk factors

This information is set forth under the caption "Risk factors" on pages 134 through 140 of our Annual Report for the fiscal year ended March 31, 2002, and such information is incorporated herein by reference.

Item 4: Information on the Company

Company overview and history of development

We are a world leader in consulting and information technology, or IT, services. We utilize an extensive offshore infrastructure based outside the U.S. to provide managed software solutions to clients worldwide. Our clients leverage our proprietary Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions. We offer a comprehensive range of services including business consulting, system integration, application development, product engineering services, custom software development, maintenance and re-engineering services apart from dedicated offshore development centers, which we call OSDCs, for certain clients. In addition, we develop and license certain software products.

We are headquartered in Bangalore, India, and have operations all over the world. We provide our services through 16 state-of-the-art offshore development facilities, located in various cities in India, and one in Canada. We also have proximity development centers, which we refer to as PDCs, in the United States and the United Kingdom. We have significantly expanded our facilities over the past few years and will continue to do so in the near future. We incurred $68.3 million, $101.2 million and $36.9 million in capital expenditures in fiscal 2002, 2001 and 2000. As of March 31, 2002, we employed approximately 9,400 IT professionals worldwide.

Infosys was incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and later to Infosys Technologies Limited in June 1992, when we became a public limited company. Our registered office is located at Electronics City, Hosur Road, Bangalore - 561 229, Karnataka, India. Our agent for service in the United States is CT Corporation, 1350, Treat Blvd, Suite 100, Walnut Creek, CA. 94596.

We completed our initial public offering in February 1993 on the Bangalore Stock Exchange and raised approximately $4.4 million in gross aggregate proceeds. We raised another $7.7 million through a private placement of shares in October 1994 and on March 11, 1999, we raised $70.4 million in gross aggregate proceeds through our initial U. S. public offering of American depositary shares, or ADSs.

In recognition of our efforts, the Far Eastern Economic Review voted us as the "The Best Company in India". The Business Today-Hewitt Study voted us the "Best Employer of India" for 2001 and 2002. We were the first recipient of the National Award for Excellence in Corporate Governance instituted by the Ministry of Finance of the Government of India. Financial Technology Asia has also voted us as the "Best Regional Software House" and we have won the Silver Shield for the last seven years from the Institute of Chartered Accountants of India, as the Indian company with the best presented financial statements by a non-financial company.

Industry overview

The role of IT in transforming businesses and economies worldwide is widely recognized. The recent shift in the role of IT from merely supporting businesses to transforming businesses, driving productivity gains and creating new business models has increased the importance of IT to the success of companies worldwide. This has resulted in an increased focus by companies on areas such as:

- Reducing the time it takes to introduce new software applications, commonly known as time-to-application advantage; and

- Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage.

As a result, corporate budgets for IT services and research and development budgets of technology companies have grown significantly. International Data Corporation, or IDC, estimates that the global IT services market will grow from approximately $349 billion in 1999 to $585 billion by 2004, reflecting a compound annual growth rate of 11%; the market for research and development services is comparable in size.

Along with the increase in IT services spending, companies are increasingly using external professional services as an effective tool to meet their IT requirements. The trend towards outsourcing is driven by a growing shortage of IT professionals in developed economies and the threat of economic slowdown forcing cost-optimization strategies. By deploying high-speed communications equipment, companies can access skilled IT services from remote locations to meet their complex IT requirements in a cost-effective manner.

The India Advantage

According to a survey of U.S. software service vendors conducted by the World Bank, India is one of the leading offshore destinations for companies seeking to outsource software development of IT projects. A McKinsey & Co. study conducted in 1999 for the Indian National Association of Software and Service Companies, or NASSCOM, estimates that India's export revenue from IT services will grow from approximately $6.2 billion in the fiscal year ended March 31, 2001 to $50 billion by March 31, 2008. NASSCOM estimates that for the fiscal year ended March 31, 2001, more than 40% of Fortune 500 companies used services offered by Indian IT service providers.

There are several key factors contributing to this rapid growth of India-based IT services:

- India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. The NASSCOM survey of international quality standards of the top 400 Indian software companies conducted in January 2001, showed that 201 were already ISO 9000 or SEI-CMM Level 3 certified, with an additional 80 expected to acquire such certifications by end of 2002.

- India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM, the number of software professionals employed by the Indian software industry was approximately 410,000 as of December 31, 2000, making it the second largest employer in the IT services industry after the United States. In addition, India has more than 1,800 engineering colleges and technical institutes that train approximately 68,000 graduates annually in IT. According to a McKinsey study conducted for NASSCOM, the average annual wage for software professionals in India is approximately 20% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies in the foreseeable future.

- With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

Our business strategy

Our objective is to become one of the leading worldwide providers of IT consulting and services by utilizing a global network of resources to offer a comprehensive array of managed software solutions. In order to achieve this goal, we focus on the following key elements of our business strategy:

Pursue a world-class operating model

We believe that one of the most critical contributing factors to our success has been our commitment to high-quality standards in all aspects of our business, including the quality of our services, operations, human resource management and infrastructure. We achieve our quality through highly evolved processes, including a detailed approach to planning and execution, multi-level testing and careful tracking and analysis of quality control. We have recently launched the Infosys Excellence Initiative, or IEI, to integrate all of our quality programs and initiatives. Currently, the IEI is managing our ISO 9001 and TickIT quality standards, as well as our Level 5 Capability Maturity Model, or CMM and Six Sigma Cross Functional Process Mapping processes. We have been assessed at SEI-CMM Level 5, the highest level of quality certification, as a measure of the maturity and effectiveness of our software processes. Only 62 companies in the world have been assessed at Level 5. Six Sigma Cross Functional Process Mapping is a process mapping system that is designed to improve productivity and ensure the quality of operations across multiple departments or operational functions within an organization. We also adhere to high-quality standards in our investor relations. For example, we were one of the first Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly-audited Indian financial statements in fiscal 1998.

Invest heavily in human resources

We believe that our continued success will depend upon our ability to recruit, train, deploy and retain highly talented IT professionals. We focus our recruiting efforts on the top 20% of the students from the engineering departments of universities and use a series of tests to identify the best candidates. In an effort to attract the most highly qualified candidates, we have spent significant resources in creating a quality work environment. For example, our headquarter facilities in Bangalore, India spans approximately 50 acres, with approximately 1.1 million square feet of office space. The campus also includes, several cafeterias, a library, swimming pool, health club, lake, tennis, volleyball, and basketball courts. The environment fosters a collegial atmosphere and informal culture which is augmented by our open door operating philosophy that allows communication and ideas to flow freely irrespective of title or tenure.

We also offer our IT professionals challenging assignments, competitive salaries and benefits and one of the first stock option plans adopted by a public Indian company. We recently established a Leadership Institute in a 200 acre campus in Mysore, India to train and prepare employees to face the complexities of the rapidly changing marketplace, and to influence work culture through leadership training. As a result of this high level of investment in our people, we believe that our company has become one of the most attractive employers for Indian software professionals and that our attrition rate is significantly below the industry average.

Focus on managed software solutions

Since our inception, we have dedicated ourselves to providing managed software solutions by taking full responsibility for project management, some of which are offered on a fixed-price, fixed-timeframe basis. We believe that we are better positioned to become long-term partners to our clients for all of their software needs by managing and successfully executing large projects. These services offer us the opportunity to build client confidence with the potential benefit of enhanced margins. In addition, by retaining project management responsibility, we also accumulate significant industry expertise and continue to refine our software development tools and proprietary methodologies.

Capitalize on well-established offshore development model

As one of the pioneers of the offshore software development model, we have made significant investments in our infrastructure and have developed the advanced processes and expertise necessary to manage and execute projects in multiple locations with seamless integration. Our commitment to quality allows us to successfully complete approximately 69% of our project work in India while maintaining a high level of client satisfaction. These capabilities not only provide significant cost advantages but also shorten the time required to deliver a solution to a client. We believe we are well positioned with this model, to deliver our services globally in a cost sensitive and resource constrained environment.

Maintain disciplined focus on business and client mix

We provide a wide range of IT services and maintain a disciplined focus on business mix in an effort to avoid service or client concentration. We typically only accept clients that meet strict guidelines for overall revenue potential and profitability. In fiscal 2002 and 2001, our largest client accounted for 6.1% and 7.3% of revenues, respectively and our five largest clients for 24.1% and 26.0% of revenues, respectively. This balance is key to ensuring that the technology skills sets of our IT professionals remain diversified to provide us the flexibility to adapt to changing market conditions and to attract and retain highly skilled professionals who seek the opportunity to continue to learn new technologies.

Our growth strategy

From fiscal 1998 through fiscal 2002, we experienced compounded annual revenue and net income growth rates of 68.1% and 91.8%, and grew from approximately 2,200 IT professionals to approximately 9,400. The key elements of our growth strategy are:

Broaden service offerings

In order to meet all of our client needs, we strive to offer a comprehensive range of services by continuously evaluating new and emerging technologies. As a full-service provider, we believe that we can increase our revenues from existing clients as well as attract new clients. In pursuit of this objective, we have opportunistically expanded our services beyond our core development, maintenance and re-engineering services. For example, in recent years we have added e-commerce and Internet/Intranet services, and packaged application implementation services to our range of services.

Increase business with existing clients

As of March 31, 2002, we had 293 active clients in the United States, Europe, Australia, Asia and Japan. One of our key objectives is to expand the nature and scope of our engagements with existing clients by both increasing the volume of our projects and expanding the breadth of the services offered. Establishing broad, long-term relationships with a client:

- Increases our quality and efficiency of services to a client since each project performed for a client increases our understanding of the client's systems, requirements and business processes;

-    Reduces our marketing costs;

-    Increases the client's reliance on us; and

-    Creates barriers to entry for competitors.

During the last few years, over 87.60% of our revenues in fiscal 2002, and over 84.0% of our revenues in both fiscal 2001 and 2000, were generated from companies who were clients in the prior fiscal year.

Develop new clients

Client development is an important component of our growth strategy. We pursue several client development strategies:

- We offer a broad array of managed software solutions that provide an initial entry into a new client. Some of these services are designed as low cost services to allow us to enter into new client relationships without large client commitments.

- We believe that we can leverage the industry-specific expertise that we have developed in key vertical markets including financial services, manufacturing and distribution, retail, telecommunications and technology to further develop our portfolio of clients in these targeted markets.

- We also intend to expand our global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional regional sales offices and increasing marketing expenditures. We currently have sales and marketing offices in 28 cities, worldwide.

Increase revenue per IT professional

In order to increase our revenue per IT professional, we continually focus on improving efficiency and productivity by:

-    Building expertise in vertical markets;

-    Refining our software development tools and methodologies; and

-    Storing and disseminating institutional knowledge.

We also continually monitor client accounts for profitability and seek to focus on select new clients and on those existing client relationships that have the potential for high long-term profitability. As compare to the previous year, we have increased the proportion of projects that are undertaken on a fixed-price, fixed-timeframe, rather than a time-and-material basis, which reduce client risk, and if effectively structured and executed, provide opportunities for enhanced margins.

Expand and diversify base of IT professionals

We have built, and plan to continue to build new software development facilities in locations where we can access local pools of talent, as well as increase the number of IT professionals employed at our existing locations. In addition, we also recruit from other fields of expertise, such as business school graduates and accountants.

Pursue selective strategic acquisitions

We believe that selective acquisitions of IT services and software applications firms could potentially expand our technical expertise, facilitate expansion into new vertical markets and increase our client base. Although, we constantly evaluate potential acquisitions, strategic partnerships and other business combinations, as of the date of this report, we have no agreement to enter into any material acquisition, strategic partnership or other business combination transaction.

Our offshore development model

One of our strengths is our ability to leverage our OSDCs. We were one of the pioneers of the offshore development model as a method for delivering high-quality services at a rapidly reduced time-to-market and at a relatively lower cost to international clients. The OSDC model has many features that are attractive to our clients who are primarily located in the United States, Europe and Japan, including:

- A 24-hour work schedule that takes advantage of time zone differences between our centers in India and client sites;

- Access to our large pool of highly skilled English-speaking IT professionals located in India;

-    Relatively low costs of IT professionals offshore;

- The ability to provide high-quality IT services at internationally recognized standards;

- The ability to accelerate the delivery time of large projects by parallel processing of different phases of a project's development; and

- Physical and operational separation from all other client projects, providing enhanced security for a client's intellectual property.

We have a long history of successfully executing projects between our client's sites in North America, Europe and Asia and our OSDCs. In a typical software development or re-engineering assignment, we assign a small team of two to five IT professionals to visit a client's site and determine the scope and requirements of the project. Once the initial specifications of the engagement have been established, our project managers return to India to supervise a much larger team of 10 to 50 IT professionals dedicated to the development of the required software or system. A small team remains at the client's site to manage changes in the scope of a project and address new requirements as the project progresses.

The client's systems are then linked via satellite to our facilities enabling simultaneous processing in as many as four OSDCs. Once the development stage of the assignment is completed and tested in India, a team returns to the client's site to install the newly developed software or system and ensure its functionality.

After the installation, we will often enter into an ongoing agreement to provide the client with comprehensive maintenance services from one of our OSDCs. In contrast to development projects, a typical maintenance assignment requires a larger team of 10 to 20 IT professionals to travel to the client's site to gain a thorough understanding of all aspects of the client's system. The majority of the maintenance team subsequently returns to the OSDC, where it assumes full responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site. By pursuing this model, we complete approximately 69% of the project work in our OSDCs in India.

Certified under ISO 9001 and TickIT and at Level 5 of the Capability Maturity Model, we rigorously adhere to highly evolved processes. These processes govern all aspects of the software product life cycle, from requirements to testing and maintenance. We seek to prevent defects through our quality program, which includes obtaining early sign off on acceptance test scripts, project specifications and design documents. Software quality advisors are also assigned to help each team set up appropriate processes for each project and adhere to a multi-level testing strategy. The project manager is routinely provided with feedback about defects which are documented, measured, tracked and analyzed. We compile metrics for not only defect density and size, but also actual effort as compared to project estimates; assure compliance with procedures.

We have invested significant resources in our infrastructure to ensure uninterrupted service to our clients, having "warm" backup sites as redundant infrastructure. The network architecture, designed and implemented with diversified telecommunication capabilities (multiple service providers with a mix of satellite and fiber links) with alternate routing, provides clients with high service levels. We also use two telecommunications carriers in India and have installed multiple international satellite links connecting the development centers in India with international network hubs in California, Massachusetts, the United Kingdom and Japan. A different ocean cable connecting Europe and the United States serves each of these hubs. Within India, we have high-speed links interconnecting the development centers to our corporate headquarters in Bangalore.

Our service offerings and products

Our services include software development, maintenance and re-engineering services, business consulting, product engineering as well as dedicated OSDCs for certain clients. We also continue to offer new services to our clients and adapt to client demand and market conditions. In each of our service offerings we assume full project management responsibility. In addition to our IT services, we also market and license our own centralized bank automation software application, known as FINACLE(TM).

Software development

We provide turnkey software development which may involve the development of new applications or new functions for existing software applications. The projects vary in size and duration and are often offered pursuant to fixed-price, fixed-timeframe contracts. Each project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation, and maintenance. In the early stage of a development project, our IT professionals typically work at a client's site to help define the project and to estimate the scope and cost of the project. We then perform the design review, software programming, program testing, module testing, integration and volume testing primarily at our facilities in India. For example, for one of the world's leading risk management and consulting organizations we provided the design, development and deployment of the client's core commercial brokerage policy management system and risk management system for global risk managers.

Software maintenance

We provide maintenance services for large legacy software systems. Such systems are either mainframe-based or client-server based, and are typically essential to a client's business. Our IT professionals take an engineering approach to software maintenance, focusing on the long-term functionality and stability of the client's overall system by seeking to avoid problems that typically arise from incomplete or short-term solutions. We perform most of the maintenance work at our own facilities using satellite-based links to the client's system. We also maintain a small team at the client's facility to coordinate support functions. As an example, a leading provider of health and retirement benefit plans and financial services was facing difficulties in balancing its need to maintain existing systems while simultaneously working on its new Internet based initiative. We assumed the client's maintenance responsibilities in a significantly short timeframe and provided substantial cost benefits by utilizing our global delivery model.

Software re-engineering

Our re-engineering services assist clients in moving to new technologies while extending the life cycle of existing systems that are rich in functionality. Projects include re-engineering software to migrate applications from mainframe to client-server architectures, to extend existing applications to the Internet, to migrate existing systems to UNIX or WINDOWS NT or to update from a non-relational to a relational database technology. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. As with our other services, we have developed proprietary methodologies that govern the planning, execution and testing of the software re-engineering process. For example, we re-engineered the on-line analytical processing system of a leading computer manufacturing firm by changing the legacy systems to new generation systems. As a result, the client had more robust systems for better transaction processing and decision support.

Dedicated offshore software development centers

We pioneered the concept of dedicated OSDCs, in which a software development team that is dedicated to a single client uses technology, tools, processes and methodologies unique to that client. Each dedicated OSDC is located at one of our facilities in India and is staffed and managed by us. By focusing on a single client over an extended timeframe, the dedicated OSDC team gains a deeper understanding of the client's business and technology and can function as a virtual extension of the client's software team.

Global delivery model

We use a distributed project management methodology which we call the global delivery model. This model divides project into components that are executed independently and concurrently -- part at the client site and rest at our remote development centers. These components are subsequently integrated into robust, high quality solutions. We spread software solution development across time zones, allowing us to benefit from 24 hour work days. Our model ensures that the project manager is in total control of project execution, regardless of physical location, and that deliverables are distributed across the life of the project. Our proximity development centers enable us to develop solutions at locations nearer to where clients are situated, while our global development centers cater to clients' needs irrespective of their geographical location.

Other Services

We offer end-to-end solutions to our clients including business consulting, system integration, product engineering services, IT outsourcing and Business Process Management services. Through these services, we enable our clients to fully exploit technology for business transformation.

Software products

We also develop, market and license proprietary software applications for the banking industry. Currently, we offer a suite of software applications under an umbrella brand named, Infosys Enterprise Banking E-Platform. This suite is comprised of the following proprietary software applications:

- FINACLE(TM) - This application is a fully web-enabled, integrated core banking solution that addresses the retail, corporate and trade finance activities of a bank. Features include workflow capability to map the business process in the bank and a tool kit to extend and integrate the application with other applications, and support for true 24x7x365 capability.

- BankAway(TM) - This is an Internet banking application with added features such as an internal shopping mall, an external shopping gateway, support for electronic bill presentment and payment, corporate limits inquiries, letters of credit and bank guarantees. It also allows customers of a bank to access their accounts or receive alerts on their banking transactions through any devices enabled with the Wireless Application Protocol (WAP), or Short Messaging Service (SMS) standards.

- PayAway(TM) - This is a universal bill presentment and payment application that supports both the business-to-consumer and the business-to-business payment requirements for banks.

Sales and marketing

We sell and market our services and products from 28 sales offices located in 15 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our sales and marketing efforts towards IT-intensive organizations in North America, Europe, Australia and Japan. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. We use a cross functional integrated sales approach where our sales personnel, in tandem with our IT professionals and technical managers, work together in analyzing potential projects and selling our expertise to potential clients. This allows for a smooth transition to an execution team once the sale is completed. As of March 31, 2002, we had 117 sales and marketing employees outside of India and 25 in India.

From our offices located around the world, our sales professionals contact prospective clients in developed markets and position us as a leading IT services provider with operations in India. In some cases, potential clients in their search for IT service providers submit a request for proposal from potential service providers such as us. Our superior management team, quality of work and IT professionals, and competitive prices are often cited as reasons for the award of competitive contracts. Our client references and endorsements, as well as our willingness to participate in trade shows and speaking engagements have helped us generate greater awareness for our services. We believe that our listing on the NASDAQ and our profile as a public company in the United States have further enhanced our corporate marketing efforts.

We have focused our sales and marketing efforts on expanding the scope and depth of our relationships with existing clients. Although, initially, we may only provide one service to a client, we seek to convince the client to expand and diversify the type of services the client outsources to us. We also seek to provide a wide range of IT services and maintain a disciplined focus on our business mix in an effort to avoid service or client concentration. Over 84.0% of our revenues in each of the last two fiscal years were generated from pre-existing clients. We focus on certain market segments, including financial services, manufacturing and distribution, retail, telecommunications and technology. Our revenues for the last three fiscal years by geographic area are as follows:

     Year ended March 31,            2002               2001               2000
                                ------------       ------------       ------------
     North America              $388,168,447       $304,242,537       $158,723,649
     Europe                      106,103,448         77,892,656         30,064,939
     India                        10,735,626          5,778,286          2,912,091
     Rest of the world            40,043,693         25,937,031         11,743,075
                                ------------       ------------       ------------
                                $545,051,214       $413,850,510       $203,443,754
                                ------------       ------------       ------------

Competition

The market for IT services is highly competitive, with competitors from a variety of market segments including IT service companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, applications software firms, temporary employment agencies, service groups of computer equipment companies and client in-house MIS departments. Our primary competitors based in the U.S. include Electronic Data Systems, Accenture, KPMG Consulting, IBM Global Systems and Computer Sciences Corporation. Our primary competitors based in India include Tata Consultancy Services and Wipro.

We expect that future competition will include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Part of our competitive advantage has historically been a wage cost advantage relative to service providers in the United States and Europe.

Since wage costs in India are presently increasing at a faster rate than those in the United States, our ability to compete effectively will become increasingly dependent on reputation, the quality of our services and our expertise in specific markets. We believe that our ability to compete also depends in part on a number of factors not within our control, including:

-    The price at which our competitors offer comparable services;

-    The extent to which our competitors can respond to client needs; and

- The ability of our competitors to attract and retain highly skilled IT professionals.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. For example, India does not grant patents for software applications or products. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

We have obtained registration of "INFOSYS" as a trademark in India and in the United States. We generally apply for trademarks and service marks to identify our various service and product offerings.

Organizational structure

We hold minority interest in the following companies:

- Yantra. We established Yantra as a company in Delaware, U.S.A. in May 1995, by transferring the intellectual property rights to the Eagle (subsequently renamed WMS Yantra) software application for warehouse management in exchange for the common stock of Yantra. The company is based in Acton, Massachusetts and provides enterprise software that gives companies control over distributed orders and inventory. We currently hold 16% of the total outstanding voting stock of Yantra. The remainder of the capital stock is largely held by U.S. based venture investors and management. Because of our current share ownership and our current intent not to provide any financial support to Yantra, we have not recognized its performance in our financial statements after October 20, 1998.

- OnMobile Systems. We established OnMobile (formerly Onscan), or OnMobile, as a company in Delaware, U.S.A. in May 2000, by transferring the intellectual property rights to the Onscan software application for web-enabled wireless notification systems in exchange for common and preferred stock of OnMobile. OnMobile is based in Los Altos, California and offers wireless solutions to enterprises and wireless carriers around the world. The OnMobile solution allows wireless carriers to provide innovative services to their customers and enterprises targeted at the mobile work force. We currently own a voting interest of 9.7% in OnMobile. The remainder of the capital stock is largely held by U.S. based venture investors and management.

We have also made a number of strategic investments in private venture financed companies. We typically make these investments based on the valuable experience our IT professionals will gain in the niche technologies that these investee companies work on. The aggregate value of such investments is $7.8 million. During the year ended March 31, 2002, we invested $2.2 million in such companies. A table detailing our strategic investments is set forth under the caption "Notes to Financial Statements" on page 146 of our Annual Report for the fiscal year ended March 31, 2002, and such information is incorporated herein by reference.

We are also member of a consortium of companies named JASDIC Park Company. This is a joint venture of several Japanese companies and three Indian companies, including ours. Its primary objective is to provide high-quality software services from India to the Japanese market. During fiscal 1999, we invested (Y) 24 million, or $0.18 million to strategically further our efforts to diversify our geographic customer base.

Property, plants and equipment

Our principal campus, "Infosys City" is located at Electronics City, Bangalore, India. Infosys City consists of approximately 2.1 million square feet of land and 1.1 million square feet of operational facilities. The campus features:

-    755,000 square feet of landscaped area;

-    138 conference rooms;

- An Education and Research unit consisting of 115,000 square feet of facilities space, including a library, six class rooms and six training rooms, computer-based learning and audio-visual aids, and over 70 faculty rooms;

- A Management Development Center consisting of 75,500 square feet of facilities space, with 21 class rooms and 22 faculty rooms;

- A world-class conference room with the capacity to simultaneously video-conference 24 locations across the globe; and

- Leisure facilities, including cafeterias, tennis courts, a miniature golf course, a basketball court, a swimming pool, a company shop, a grocery store and a meditation and health club;

-    A store selling Infosys branded merchandise and a grocery store.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links, video-conferencing and captive generators.

We have acquired some land parcels for various facilities, pursuant to long-term leases with a purchase option, by entering into "conditional purchase agreements" which are used by the State of Karnataka to make land available to private companies for specific purposes. Under the conditional purchase agreements, property is sold subject to a long-term (typically 25-year), rental-free lease that transfers ownership to the buyer at the end of the period provided that the buyer uses the land for specified purposes. These agreements require us to use the various parcels for software development facilities. Typically, we pay 99% of the purchase price at the time the agreement is signed and pay the remaining 1% when the term is concluded. Land so acquired is shown as a "conditional purchase" in the table below.

We have nine sales and marketing offices in the United States, four in India, two in Australia and one each in Argentina, Belgium, Canada, Germany, France, Hong Kong, Japan, Netherlands, Singapore, Sweden, Switzerland, the UAE and the United Kingdom. We believe our facilities are optimally utilized. Appropriate expansion plans are being planned and undertaken to meet our future growth.

Material plans to construct, expand and improve facilities

As of March 31, 2002, we had contractual commitments for capital expenditure of $13.0 million. We intend to spend approximately $45.0 million on various capital expenditures during the fiscal year ending March 31, 2003, which will be financed from our internal accruals and existing cash balances.

Our most significant leased and owned properties are listed in the table below:

                                                                Building           Land
                                                             ---------------   --------------
Location                                                     Approx. Sq. ft.   Approx Sq. ft.           Ownership
--------                                                     ---------------   --------------           ---------
     Software Development Facilities
       Bangalore (Infosys City), Karnataka                      1,116,044        1,844,394       Conditional Purchase
                                                                                   305,139       Owned
       Bangalore (B.T.M. Layout), Karnataka                        11,300               --       Leased
       Bangalore (Koramangala), Karnataka                          22,000               --       Leased
       Bangalore (Dickenson Road), Karnataka                        7,000               --       Owned
       Bangalore (J.P. Nagar), Karnataka                           59,500               --       Leased
       Bhubaneswar (Chandaka Industrial Park), Orissa             189,000        1,089,004       Conditional Purchase
       Chennai (Sholinganallur), Tamil Nadu                       198,000          577,608       Conditional Purchase
       Hyderabad (Manikonda Village), Andhra Pradesh              135,800        1,306,805       Owned
       Mangalore (Kottara), Karnataka                             198,000          119,790       Owned
       Mohali (S.A.S. Nagar Industrial Area), Chandigarh           21,000               --       Leased
       Mysore (Hebbal Electronic City), Karnataka                 378,450        9,452,992       Conditional Purchase
       Pune (Hinjewadi), Maharashtra                              333,497        1,089,004       Conditional Purchase
                                                                ---------       ----------
       Total                                                    2,669,591       15,784,736
                                                                ---------       ----------
     Proposed Software Development Facilities

       Bangalore (Infosys City), Karnataka                        230,492               --       Owned
       Chennai (Sholinganallur), Tamil Nadu                       223,317               --       Conditional Purchase
       Hyderabad (Manikonda Village), Andhra Pradesh              181,200               --       Owned
       Mysore (Hebbal Electronic City), Karnataka                  40,000               --       Conditional Purchase
       Pune (Hinjewadi), Maharashtra                              256,150               --       Conditional Purchase
                                                                ---------       ----------
       Total                                                      931,159
                                                                ---------       ----------
     Proximity and Global Development Facilities
       Berkeley Heights, New Jersey                                17,000               --       Leased
       Boston, Massachussetts                                      33,600               --       Leased
       Chicago, Illinois                                           17,000               --       Leased
       Croydon, England                                            10,000               --       Leased
       Fremont, California                                         17,700               --       Leased
       Phoenix, Arizona                                             4,000               --       Leased
       Toronto, Ontario                                            20,500               --       Leased
                                                                ---------       ----------
       Total                                                      119,800
                                                                ---------       ----------
     Other
       Bangalore (J.P. Nagar Sarakki), Karnataka                       --           16,553       Owned
       Bangalore (Adarsh Gardens), Karnataka                       78,700               --       Owned
       Bhubaneswar (Jayadev Vihar Mouza), Orissa                       --          293,334       Conditional Purchase
       Mangalore (Kadri Kambala Crossroad), Karnataka               5,100               --       Owned
       Mumbai (Vallabhai Patel Road), Maharashtra                  13,620               --       Owned
       Pune (Shanti Sadan Erandawane), Maharashtra                  3,300               --       Owned
                                                                ---------       ----------
       Total                                                      100,720          309,887
                                                                ---------       ----------

Item 5: Operating and Financial Review and Prospects

Operating results

This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 129 through 140 of our Annual Report for the fiscal year ended March 31, 2002 and such information is incorporated herein by reference.

Liquidity and Capital Resources

This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 129 through 140 of our Annual Report for the fiscal year ended March 31, 2002 and such information is hereby incorporated herein by reference.

Research and development, patents and licenses, etc.

We have committed and expect to continue to commit in the future, a material portion of resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

Our research and development expenses for the fiscal years ended March 31, 2002, 2001 and 2000 were $3.1 million, $3.6 million and $1.9 million, respectively.

Trend information

Management's Discussion and Analysis

This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 129 through 140 of our Annual Report for the fiscal year ended March 31, 2002 and such information is incorporated herein by reference.

Business Outlook for Fiscal 2003

We believe that the economic slowdown in the U.S. may affect our revenue growth and operating results for fiscal 2003. The economic slowdown in the U.S. has impacted the growth prospects of companies that are in the insurance, banking and financial services and telecom segments.

Due to this slowdown, companies may cut their IT spending or postpone decisions regarding new IT expenditures. Based on currently available information, we expect our business outlook for the quarter ending June 30, 2002 and the fiscal year ending March 31, 2003 to be as follows:

- Net revenues expected to be between $141 million and $143 million for the quarter ending June 30, 2002, and between $636 million and $654 million for the fiscal year ending March 31, 2003

- Earnings per ADS expected to be $0.32 for the quarter ending June 30, 2002, and between $1.43 and $1.47 for the fiscal year ending March 31, 2003

The above expectations and projections are forward-looking statements. They are based on currently available economic and financial information. Combined with our operating plans and future uncertainties, actual results could differ materially from those stated earlier. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us.

Item 6: Directors, Senior Management and Employees

Directors and senior management

Our policy in determining our executive officers for SEC reporting purposes has traditionally been to include all statutory officers and all members of our management council. As of April 1, 2002, in line with our growth and strategic objectives, we divided our management council into two levels comprised of senior executives and all other members. In accordance with this policy, our directors and executive officers, which include only senior executives of our management council, their respective ages and positions as of March 31, 2002 are as follows:

     Name                                 Age        Position
     ----                                 ---        --------
     N. R. Narayana Murthy                55       Chairman and Chief Mentor
     Nandan M. Nilekani(4)                46       Chief Executive Officer, President and Managing Director
     S. Gopalakrishnan                    46       Chief Operating Officer and Deputy Managing Director, Head -
                                                   Customer Service and Technology
     Deepak Satwalekar(1,2)               53       Independent director
     Dr. Marti G. Subrahmanyam(1,2)       55       Independent director
     Philip Yeo(1,3,4)                    56       Independent director
     Dr. Jitendra Vir Singh(1,3)          48       Independent director
     Dr. Omkar Goswami(1,2)               45       Independent director
     Larry Pressler(2,3)                  59       Independent director
     Rama Bijapurkar(2,4)                 45       Independent director
     Claude Smadja(2,3)                   56       Independent director
     K. Dinesh(4)                         47       Director and Head - Human Resources Development, Information Systems,
                                                   Quality & Productivity and Communication Design Group
     S. D. Shibulal(4)                    47       Director and Head - Customer Delivery
     T. V. Mohandas Pai                   43       Director and Head - Finance and Administration and Chief Financial Officer
     Phaneesh Murthy                      38       Director and Head - Sales and Marketing and Communications and Products Services
     Srinath Batni                        47       Director and Head - Delivery (West North America)
     Dr. P. Balasubramanian               52       Senior Vice President - Domain Competency Group
     V. Balakrishnan                      37       Company Secretary and Vice President - Finance
     Girish Vaidya                        51       Senior Vice President - Banking Business Unit
     Hema Ravichandar                     40       Senior Vice President - Human Resources Development
     Dr. M. S. S. Prabhu                  54       Senior Vice President - Engineering Services and Consultancy Practice

----------

(1)  Member of the Compensation Committee

(2)  Member of the Audit Committee

(3)  Member of the Nominations Committee

(4)  Member of the Investors Grievance Committee

N. R. Narayana Murthy has been our Chairman and Chief Mentor since March 31, 2002. Mr. Murthy along with six software professionals founded our company in 1981 and has been our Chairman and Chief Executive Officer from inception to March 30, 2002. In 2002, TIME/CNN named him among the "25 most influential global executives". From 1992 to 1994, Mr. Murthy also served as the President of the National Association of Software and Service Companies, or NASSCOM. Mr. Murthy is on the Governing Council of the National Information Technology Task Force of India and was voted "IT Man of the Year" for 1996 by Dataquest India. In 1998, Mr. Murthy was awarded the prestigious J.R.D. Tata Corporate Leadership Award. Since December 2000, he has been a director on the board of the Reserve Bank of India, and since January 2001, the Chairman of the Bangalore International Airport Limited. He is a Fellow of the All India Management Association, or AIMA and the Computer Society of India, or CSI. Mr. Murthy is a member of the Prime Minister's Council on Trade and Industry (India), the Asian Executive Board at the Wharton Business School and the Board of Councilors at the University of Southern California School of Engineering. He is a member of the Board of Advisors for the William F. Achtmeyer Center for Global Leadership at the Tuck School of Business. Mr. Murthy has won several awards such as Nikkei Asia Award, the Wharton School Dean's Medal and the 2001 Freedom Prize by the Max Schmidheiny Foundation (St. Gallen). Mr. Murthy received a B.E. in Electrical Engineering from the University of Mysore and an M.Tech. from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani co-founded our company and has been our Chief Executive Officer, President and Managing Director since March 31, 2002. Prior to this, Mr. Nilekani has been our director since 1981. Since February 1999, he has also been our Managing Director, President and Chief Operating Officer. Mr. Nilekani was our Head - Marketing and Sales since 1987, Head - Banking Business Unit since 1997. From 1981 to 1987, Mr. Nilekani was in the United States managing our marketing and development efforts. Mr. Nilekani is a co-founder of NASSCOM as well as the Bangalore Chapter of The IndUS Entrepreneurs (TiE). Mr. Nilekani serves on the London Business School's Asia Pacific Regional Advisory Board. In addition, he is a member of the Global Advisory Council of the Conference Board, an international research and business membership organization. He is the Co-chairman of the Business Leaders Dialogue of the Initiative for Social Innovation through Business (ISIB) at the Aspen Institute. He also serves as the Co-chairman of the Advisory Board of the IIT Bombay Heritage Fund. Mr. Nilekani has been involved in various initiatives of the central and state governments. He is the Chairman of the Bangalore Agenda Task Force set up by the Karantaka state government. He is also a member of the steering committee on communications & information on the Planning Commission of the Government of India, for the formulation of the tenth Five Year Plan. In addition, Mr. Nilekani has served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading, and as a member of the Reserve Bank of India's Advisory Group on Corporate Governance. He received a B.Tech. in Electrical Engineering from IIT, Bombay in 1978, and received the Institute's distinguished alumnus award in 1999.

Deepak M. Satwalekar has been our Director since October 1997. He is the Managing Director of HDFC Standard Life Insurance Company Limited. From 1993 to 2000, he was Managing Director of Housing Development Finance Corporation Ltd., or HDFC, and was Deputy Managing Director between 1990 and 1993. He is currently a director on the boards of HDFC Ltd., HDFC Bank Ltd., Tube Investments of India Ltd. and Chemplast Sanmar Ltd. Mr. Satwalekar has been a consultant to the World Bank and the Asian Development Bank, and is a member on the governing council of various management and educational institutions. Mr. Satwalekar serves on the Advisory Council of IIT, Bombay. He is on several industry and government expert groups. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT Bombay and an M.B.A. from American University.

Dr. Marti G. Subrahmanyam has served as our Director since April 1998. He has served as the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business at New York University since 1991, and has been a visiting professor at leading academic institutions in England, France, Germany and India including, INSEAD, and Churchill College, Cambridge University. He is a director of ICICI Ltd. and Nomura Asset Management (U.S.A.) Inc. Dr. Subrahmanyam has served or currently serves as an associate editor/editor of several leading academic journals in finance. He received a B.Tech. from IIT Madras, a Diploma in Business Administration from IIM Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

Philip Yeo has been our Director since October 1999. Mr. Yeo has served as the Co-Chairman of the Singapore Economic Development Board since February 2001, and as Chairman of Singapore's National Science and Technology Board since February 2001. Mr. Yeo was the first Chairman of Singapore's National Computer Board from 1981 to 1987. Mr. Yeo joined the Administrative Service in 1970 and served in the Ministry of Defence where he held several appointments including the appointment of Permanent Secretary for logistics, technology research & development and defence industries up to January 1986. He retired from the Administrative Service on March 31, 1999. Mr. Yeo graduated in 1970 in Applied Science in Industrial Engineering from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science in Systems Engineering from the University of Singapore in 1974. In 1976, he obtained a MBA from Harvard University, under a Fulbright scholarship. He is the recipient of many international awards, and was conferred an honorary Doctorate in Engineering from the University of Toronto.

Dr. Jitendra Vir Singh has been our Director since October, 2000. Dr. Singh is Saul P. Steinberg Professor of Management at the Wharton School, University of Pennsylvania. He was earlier Vice Dean - International Academic Affairs at the Wharton School between 1998 and 2001. Prior to that, Dr. Singh was Director of the Emerging Economies Program at Wharton from 1996 to 1998. From 1991 to 1995, he was Research Director - Entrepreneurship at the Sol C. Snider Entrepreneurial Center at Wharton. Prof. Singh has been a faculty member at Wharton since 1987. Prior to that, he was an Associate Professor in the Rotman School of Business, University of Toronto in Canada. Dr. Singh serves as advisor for several high technology start up firms. He received his Ph.D. from Stanford Business School in 1983. In 1991, he received an M.A. from University of Pennsylvania. Dr. Singh received his MBA from the Indian Institute of Management, Ahmedabad, India in 1975 and his B.Sc. from Lucknow University, India in 1972.

Dr. Omkar Goswami has been our Director since November, 2000. He has been working as Senior Consultant and Chief Economist to the Confederation of Indian Industry since August 1998. Prior to that, from March 1997 through July 1998, Dr. Goswami was the Editor of Business India magazine. He was a research professor at Oxford University, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi between 1981 and 1997. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. He is a director on the board of Dr. Reddy's Laboratories and DSP Merrill Lynch. Dr. Goswami received his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil. (Ph.D.) from Oxford in 1982.

Larry Pressler has served as our Director since January 9, 2001. He is a Senior Partner in the Washington, D.C. law firm of O'Connor & Hannan LLP, and chairs the law firm's Telecommunications and Business Group. Prior to that, from 1974 to 1997, he was Member of U.S. Congress, with 18 years in the U.S. Senate. He was Chairman of the Senate Commerce, Science and Transportation Committee and was the author of the Telecommunications Act of 1996 among others. He has also worked with McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisor's Office. Senator Pressler is a former Rhodes Scholar and graduate of Oxford University and Harvard Law School. Currently, Senator Pressler serves on the boards of directors of Global Light Telecommunications Inc. and Customerlinx. He also serves on the boards of advisors of several companies in the pharmaceutical, telecommunications and financial sectors.

Rama Bijapurkar has served as our Director since March, 2001. Prior to that, from 1995 to 1997, Ms. Bijapurkar worked with McKinsey and Company as a Senior Marketing Consultant. From 1989 to 1995 she was the Deputy Managing Director of MARG Marketing and Research Group and worked between 1982 and 1987 with MODE Services, which she co-founded. She is a recognized thought leader on marketing strategy and consumer related issues in India. She has her own strategic marketing consulting practice working across a wide range of sectors helping organizations become more consumer focused. Ms. Bijapurkar serves on the boards of Titan Watches Ltd., Godrej Consumer Products Ltd. and CRISIL Ltd. In addition, she is a visiting faculty at IIM Ahmedabad. She is an alumna of IIM Ahmedabad and holds a B.Sc. Honors degree in Physics from the Delhi University.

Claude Smadja has been our Director since October, 2001. He is President of Smadja & Associates: Strategic Advisory, a firm advising global corporations and governments on strategic issues, global trends and their implications on policies. His portfolio of responsibilities included, among other domains, direct responsibility for the World Economic Forum's Annual Meeting in Davos and its activities in Asia, especially direct responsibility for organizing the yearly East Asia Economic Summit. Between January 1996 and April 2001, he had been the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja had been Director for the News and Current Affairs Department of the Swiss Broadcasting Corporation in Geneva for three years and a Senior Advisor to the World Economic Forum. He had been associated with the World Economic Forum from June 1987 to January 1993 as a Director and Member of the Executive Board. He is also on the board of several corporations in Switzerland and abroad, and is the Chairman of the International Board of Overseers at the Illinois Institute of Technology.

S. Gopalakrishnan is a co-founder of our company and has been our Director from 1981 to 1987, and since 1994. Mr. Gopalakrishnan is currently our Chief Operating Officer, Deputy Managing Director and Head - Customer Service and Technology. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between our company and Kurt Salmon Associates. In addition to being our Deputy Managing Director, Mr. Gopalakrishnan has been Head of Technical Support Services from 1994 to 1996 and Head - Client Delivery and Technology from 1996 to 1999. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Madras.

K. Dinesh is a co-founder of our company and has been our Director since 1985. He is currently our Director and Head - Human Resources Development, Information Systems, Quality and Productivity and Communication Design Group. From 1996 to 2001, he was our Head - Quality, Productivity and MIS. From 1991 to 1996, Mr. Dinesh served in various project management positions and was responsible for our worldwide software development efforts. From 1981 to 1990, he managed our projects in the United States. Mr. Dinesh received an M.Sc. degree in Mathematics from Bangalore University in 1979.

S. D. Shibulal is a co-founder of our company and has been our Director from 1984 to 1991, and from 1997 to present. He is currently our Director and Head - Customer Delivery. Prior to that, from 1998 he was Head - Manufacturing, Distribution and Year 2000 Business Unit, and Head - Internet and Intranet Business Unit. From 1991 to 1996, Mr. Shibulal was on sabbatical and served as Senior Information Resource Manager at Sun Microsystems. From 1981 to 1991, he worked for our company in the United States on projects in the retail and manufacturing industries. He is also a director on the board of OnMobile Systems Inc., U.S.A. and Progeon Ltd. Mr. Shibulal received an M.Sc. degree in Physics from the University of Kerala and an M.S. degree in Computer Science from Boston University.

T. V. Mohandas Pai has been our Director, Head - Finance and Administration and Chief Financial Officer since May 2000. From 1996 to May 2000 he was our Senior Vice President, Head - Finance and Administration and Chief Financial Officer. From 1994 to 1996, he served as our Vice President of Finance. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Ltd. He is also a director on the board of Progeon Ltd. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and an LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India.

Phaneesh Murthy has been our Director since May 2000. He is currently our Director and Head - Sales and Marketing and Communications and Product Services. From 1999, he was Head - Sales and Marketing. From 1996 to May 2000, he was our Senior Vice President and Head - Worldwide Sales. From 1992 to 1996, Mr. Murthy worked for us as our Marketing Manager and was based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata Software Ltd. Mr. Murthy is also a director on the board of Progeon Ltd. and Workadia, Inc. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT Madras and a post graduate diploma in business administration from IIM Ahmedabad.

Srinath Batni has been our Director since May 2000. He is currently our Director and Head - Delivery (West North America). From 1996 to 2000 he was our Senior Vice President and Head - Retail and Telecommunications Business Unit. He has worked with us in various capacities since joining us as a Project Manager in 1992. From 1990 to 1992, he was Manager of Technical Support for PSI Bull. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

Dr. P. Balasubramanian has been our Senior Vice President - Domain Competency Group since 1999. Prior to that, from 1995 to 1999 he was our Senior Vice President and Head - Financial Services and Transportation Business Unit. From 1992 to 1994, he was a Technical Director of Hitek Software Engineers Ltd., and its Chief Executive Officer from 1989 to 1992. From 1986 to 1989, Dr. Balasubramanian was Chief Executive Officer of Cholamandalam Software Ltd. Dr. Balasubramanian received a B.Tech. and an M.Tech. from IIT Madras and a Ph.D. in Operations Research and Financial Management from Purdue University.

V. Balakrishnan has been our Company Secretary and Vice President - Finance since April, 2001. Prior to that, from 1999 to January 2001, he was our Associate Vice President - Finance. He has served in various capacities in the Finance department of our company since he joined us in 1991. Prior to that, he was Senior Accounts Executive for Amco Batteries Ltd. Mr. Balakrishnan received a B.Sc. from the University of Madras and is an Associate Member of the Institute of Chartered Accountants of India, a Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India.

Girish Vaidya has served as our Senior Vice President - Banking Business Unit since April 1999. Prior to that, Mr. Vaidya was Director and Head - Operations, India for ANZ Grindlays with whom he worked from 1975 through March 1999. Mr. Vaidya received a B.E. from S.P College of Engineering, Mumbai in 1973 and a Post Graduate Diploma in Management from IIM Calcutta in 1975.

Hema Ravichandar has been our Senior Vice President - Human Resources Development since 1998. From 1996 to 1998, Ms. Ravichandar was an independent consultant. From 1992 to 1995, she was our Head - Human Resources. From 1983 to 1992, Ms. Ravichandar was Deputy Manager - Human Resource Development at Motor Industries Company Ltd. Ms. Ravichandar received a B.A. in Economics and a Post Graduate Diploma in Management from IIM Ahmedabad.

Dr. M. S. S. Prabhu has been our Senior Vice President - Engineering Services and Consultancy Practice since 1997. From 1994 to 1997, Dr. Prabhu was head of the CAD/CAM group at Tata Consultancy Services. From 1972 to 1994, he served in various capacities for the Indian Satellite Research Organization. Dr. Prabhu received a B.E. in Civil Engineering from Bangalore University and a Ph.D. in Aeronautical Engineering from the Indian Institute of Science, Bangalore.

Compensation

In fiscal 2002, our eight non-employee directors were paid an aggregate of $200,000. Directors who are also employees do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at board and the committee meetings.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2002.

                                                     Annual compensation awards                                Stock options
                             -------------------------------------------------------------------------------------------------------

                                                                   No. of Options                    No. of Options
                                                   Other Annual    granted during      Grant price    granted during    Grant Price
Name                         Salary      Bonus     Compensation       the year         (1999 ESOP)        the year       (1998 ESOP)
----                         ------      -----     ------------    --------------      -----------   ---------------    ------------
N. R. Narayana Murthy       $ 17,667         --     $ 20,593              --                   --            --              --
Nandan M. Nilekani            17,667         --       19,047              --                   --            --              --
S. Gopalakrishnan             17,667         --       18,440              --                   --            --              --
K. Dinesh                     17,667         --       20,648              --                   --            --              --
S. D. Shibulal                17,667         --       15,900              --                   --            --              --
Deepak M. Satwalekar              --         --       25,000           7,000         $      65.85            --              --
Ramesh Vangal(1)                  --         --       14,178           7,000(2)             65.85            --              --
Dr. Marti G. Subrahmanyam         --         --       25,000           6,000                65.85            --              --
Philip Yeo                        --         --       25,000           3,000                65.85            --              --
Dr. Jitendra Vir Singh            --         --       25,000           2,000                65.85            --              --
Dr. Omkar Goswami                 --         --       25,000           2,000                65.85            --              --
Larry Pressler                    --         --       25,000           2,000                65.85            --              --
Rama Bijapurkar                   --         --       25,000           2,000                65.85            --              --
Claude Smadja                     --         --       10,822              --                   --            --              --
T. V. Mohandas Pai            19,956         --       15,486              --                   --            --              --
Phaneesh Murthy              253,022    150,000           --              --                   --            --              --
Srinath Batni                 17,933         --       13,485              --                   --            --              --
Dr. P. Balasubramaniam        15,327         --       22,186              --                   --            --              --
V. Balakrishnan               12,120         --       20,410           2,000                61.78            --              --
Girish Vaidya                 17,157         --       23,218           3,000                61.78            --              --
Hema Ravichandar              12,535         --       15,973              --                   --            --              --
Dr. M. S. S. Prabhu           14,478         --       15,842              --                   --            --              --


                                           Stock options
                                  -------------------------------
                                                        Amount
                                                     accrued for
                                 Expiration           long term
Name                                date               benefits
----                             ----------          -----------
N. R. Narayana Murthy                       --           $5620
Nandan M. Nilekani                          --           5,620
S. Gopalakrishnan                           --           5,620
K. Dinesh                                   --           5,620
S. D. Shibulal                              --           5,620
Deepak M. Satwalekar              Apr 11, 2010              --
Ramesh Vangal(1)                  Apr 11, 2010              --
Dr. Marti G. Subrahmanyam         Apr 11, 2010              --
Philip Yeo                        Apr 11, 2010              --
Dr. Jitendra Vir Singh            Apr 11, 2010              --
Dr. Omkar Goswami                 Apr 11, 2010              --
Larry Pressler                    Apr 11, 2010              --
Rama Bijapurkar                   Apr 11, 2010              --
Claude Smadja                               --              --
T. V. Mohandas Pai                          --           6,348
Phaneesh Murthy                             --           1,625
Srinath Batni                               --           5,704
Dr. P. Balasubramaniam                      --           4,876
V. Balakrishnan                   Oct 29, 2011           3,855
Girish Vaidya                     Oct 29, 2011           5,458
Hema Ravichandar                            --           3,987
Dr. M. S. S. Prabhu                         --           4,605

----------

(1)  Retired on October 24, 2001

(2)  Forfeited on October 24, 2001

Board composition

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 16 directors. Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Our Articles of Association also provide that our Chairman, Mr. N. R. Narayana Murthy, is not required to retire by rotation so long as he and his family together hold at least 5% of our voting shares. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

Our board has reappointed Messrs. N. R. Narayana Murthy, Nandan M. Nilekani and
K. Dinesh as directors for a term of five years, which ends on April 30, 2007, and reappointed Mr. S. D. Shibulal as director for a term of five years, which ends on January 9, 2007. Their proposed reappointments are subject to the approval of our stockholders at our Annual General Meeting of our stockholders scheduled to take place on June 8, 2002. The terms of each of our directors and their expiration dates are provided in the table below:

                                Expiration of current
    Name                           term of office                Term of office
    ----                        ---------------------            --------------
N. R. Narayana Murthy             April 30, 2007                          5 years
Nandan M. Nilekani                April 30, 2007                          5 years
S. Gopalakrishnan                 October 17, 2004                        5 years
K. Dinesh                         April 30, 2007                          5 years
S. D. Shibulal                    January 09, 2007                        5 years
T. V. Mohandas Pai                May 26, 2005                            5 years
Phaneesh Murthy                   May 26, 2005                            5 years
Srinath Batni                     May 26, 2005                            5 years
Deepak M. Satwalekar              --                       Retirement by rotation
Dr. Marti G. Subrahmanyam         --                       Retirement by rotation
Philip Yeo                        --                       Retirement by rotation
Dr. Jitendra Vir Singh            --                       Retirement by rotation
Dr. Omkar Goswami                 --                       Retirement by rotation
Larry Pressler                    --                       Retirement by rotation
Rama Bijapurkar                   --                       Retirement by rotation
Claude Smadja                     --                       Retirement by rotation

Option Grants

There were no option grants to our Chairman, CEO, or our COO in the fiscal years ended March 31, 2002, 2001 and 2000. Details of options granted to other senior executives are reported elsewhere in this Item 6 in the section titled "Compensation."

Option Exercises and Holdings

Our Chairman, CEO and COO did not exercise or hold any options during the fiscal year ended March 31, 2002. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in this Item 6 in the section titled "Share Ownership."

Employment and Indemnification Contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five-year period, but either we or the employee director may terminate the agreement upon six months notice to the other party.

We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer.

Board committee information

Details relating to our board committees listed below are on pages 94 through 96 of our Annual Report for the fiscal year ended March 31, 2002 and are incorporated herein by reference.

-    Audit committee;

-    Compensation committee;

-    Nominations committee; and

-    Investors grievance committee

Employees

As of March 31, 2002, we had approximately 10,740 employees, including 9,400 IT professionals. We seek to attract and motivate IT professionals by offering:

-    an entrepreneurial environment that empowers IT professionals;

-    programs that recognize and reward performance;

-    challenging assignments;

-    constant exposure to new skills and technologies; and

-    a culture that emphasizes openness, integrity and respect for the employee.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2002, we received approximately 193,640 applications, interviewed approximately 6,730 applicants and extended job offers to approximately 1,710, of whom approximately 1,550 accepted.

Performance Appraisals

We use a 360-degree appraisal system in addition to our proprietary performance appraisal methodology to appraise each employee and to provide him or her feedback and set objectives for career development.

Training and Development

We spend significant resources on training and continuing education. We employ 57 faculty members, including 39 with doctorate or master's degrees. The faculty conducts three-month training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills for all employees. We have recently set up a 200-acre campus at Mysore, India, which we call the Infosys Leadership Institute, to prepare our employees to face the complexities of the rapidly changing marketplace, and to influence work culture through leadership training.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance incentive plan to link our performance as a company and compensation for each employee.

Share ownership

The following table sets forth as of March 31, 2002, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2002. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 29, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.83 per $1.00. The share numbers and percentages listed below are based on 66,186,130 equity shares outstanding as of March 31, 2002. Amounts representing less than 1% are indicated with an "*".

                                 Equity Shares        % of equity
Name                                shares             underlying
beneficially                     beneficially           options       Equity   Exercise      Date of
owned                                owned              granted       Shares     price      Expiration
-----                            -------------        -----------     ------   --------     ----------
N. R. Narayana Murthy(1)           4,819,400              7.28           --        --           --
Nandan M. Nilekani(2)              3,295,900              4.98           --        --           --
S. Gopalakrishnan (3)              3,180,000              4.80           --        --           --
K. Dinesh(4)                       2,333,400              3.53           --        --           --
S. D. Shibulal(5)                  2,112,000              3.19           --        --           --
T. V. Mohandas Pai                         *                 *           --        --           --
Phaneesh Murthy                            *                 *           --        --           --
Srinath Batni                              *                 *           --        --           --
Deepak Satwalekar                          *                 *           --        --           --
Dr. Marti G. Subrahmanyam                  *                 *           --        --           --
Philip Yeo                                 *                 *           --        --           --
Dr. Jitendra Vir Singh                     *                 *           --        --           --
Dr. Omkar Goswami                          *                 *           --        --           --
Larry Pressler                             *                 *           --        --           --
Rama Bijapurkar                            *                 *           --        --           --
Claude Smadja                              *                 *           --        --           --
Dr. P. Balasubramanian                     *                 *           --        --           --
V. Balakrishnan                            *                 *           --        --           --
Girish Vaidya                              *                 *           --        --           --
Hema Ravichandar                           *                 *           --        --           --
Dr. M. S. S. Prabhu                        *                 *           --        --           --
Total                            15,740,700             23.78

----------

(1) Shares beneficially owned by Mr. Murthy include 4,255,000 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

(2) Shares beneficially owned by Mr. Nilekani include 1,905,000 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.


(3) Shares beneficially owned by Mr. Gopalakrishnan include 2,141,160 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

(4) Shares beneficially owned by Mr. Dinesh include 1,570,200 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.

(5) Shares beneficially owned by Mr. Shibulal include 1,702,080 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2002


                                                    Weighted average      Expiration
Class of securities              Total securities    exercise price         dates
-------------------              ----------------   ----------------      ----------
Equity shares                         24,101            $ 85.42        Nov 2003-Oct 2011
American Depositary Shares            49,778            $ 25.93        Nov 2003-Oct 2011

Option plans

1994 Employees Stock Offer Plan

In September 1994, we established our 1994 Employees Stock Offer Plan, or the 1994 Plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the "Trust"). In 1997, in anticipation of a share dividend to be declared by us, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $5,009,772, $5,081,795 and $5,117,635 in the fiscal 2002, 2001 and 2000, respectively. The 1994 plan lapsed in fiscal 2000 and, consequently, no further shares will be issued to employees under this plan.

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 stock plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-statutory stock options. The 1998 stock plan was approved by our board of directors in December 1997, and by our shareholders in January 1998. Unless terminated sooner by our board of directors, the 1998 stock plan will terminate automatically in January 2008. A total of 1,600,000 ADSs, representing 800,000 equity shares, are currently reserved for issuance under the 1998 stock plan. All options granted under the 1998 stock plan will be exercisable for our ADSs.

Our compensation committee comprising of the board of directors administers the 1998 stock plan. The committee has the power to determine the terms of the options granted, including exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 1998 stock plan, provided that no such action may affect any ADS previously issued and sold or any option to purchase an ADS previously granted under the 1998 stock plan.

The 1998 stock plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 1998 stock plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 stock plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 1998 stock plan may not exceed 10 years.

The 1998 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 Plan. The stockholders and the board of directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising five members, all of who are independent directors on the board of directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value, or FMV. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 plan are exercised for equity shares.

The 1999 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. Unless a prior shareholder approval has been obtained, the exercise price of stock options granted under the 1999 Plan must at least equal the fair market value of the equity shares on the date of grant.

The 1999 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

Item 7: Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2002, of each person or group known by us to own beneficially 5% or more of the outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are adjusted to reflect our 2-for-1 stock splits in 1998, 1999 and 2000, and are based on 66,186,130 equity shares outstanding as of March 31, 2002.


                                                       No of shares               No of shares             No of shares
Name of the                             Class of       beneficially       % of    beneficially     % of     beneficially    % of
beneficial owner                        security        held(1,2)        class      held(1,2)      class      held(1,2)     class
----------------                        --------       ------------      -----    ------------     ------  -------------    -----
                                                            March 31, 2002            March 31, 2001            March 31, 2000
                                                       -----------------------    -----------------------  -----------------------
N. R. Narayana Murthy                 Equity shares     4,819,400         7.28    4,906,400         7.42      4,931,300     7.45
Nandan M. Nilekani                    Equity shares     3,295,900         4.98    3,331,900         5.04      3,334,900     5.04
Emerging Markets
Growth Fund Inc.                      Equity shares     4,046,080         6.11    3,335,820         5.04      2,905,830     4.39
Government of Singapore               Equity shares     2,484,655         3.75    3,625,402         5.48        408,800     0.62
Shareholding of all directors and
officers as a group (21 persons)(3)                    16,198,635        24.20

----------
1. Shares beneficially owned by Mr. Murthy include 4,255,000 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

2. Shares beneficially owned by Mr. Nilekani include 1,905,000 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.

3. Comprised of 405,545 shares owned by non-founder directors and officers and 52,390 options that are currently exercisable or exercisable within 60 days of March 31, 2002 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 66,934,800 equity shares which includes 748,670 options that are currently exercisable or exercisable by all employees within 60 days of March 31, 2002.

Our American Depositary Shares are listed on the NASDAQ National Market. Each ADS represents one-half of one equity share of par value Rs. 5 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2002 are held by approximately 10,500 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, Overseas Corporate Bodies, or OCBs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently over 37.24% of our equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Related party transactions

We believe that all transactions described in this section are on no less favorable terms to us than on terms that could be obtained from disinterested third parties.

Yantra Corporation

We established Yantra as a company in Delaware, U.S.A. in December 1996, by transferring the intellectual property rights to the Eagle (subsequently renamed WMSYantra) software application for warehouse management in exchange for the common stock of Yantra. Yantra is based in Acton, Massachusetts and provides enterprise software that gives companies control over distributed orders and inventory. In this transaction, Yantra also granted us a non-exclusive right to reproduce, distribute and service the product to the extent necessary to fulfill our pre-existing contractual obligations for the product. We received 7,500,000 shares of common stock of Yantra, which had a fair market value of $0.20 per share, in consideration for this transaction.

In September 1997, we purchased 2,000,000 shares of series A preferred stock of Yantra at $0.75 per share. Our director and head of sales and marketing and communication products services, Phaneesh Murthy, served on the board of Yantra up to December 2000. On September 20, 1997, in recognition of his service as a member of the board of directors, Yantra granted Mr. Murthy an option to purchase 100,000 shares of common stock of Yantra at an exercise price of $0.10 per share. Mr. Murthy exercised this option and purchased 74,992 shares of common stock in December 2000. The remaining 25,008 shares subject to the options lapsed unvested in December 2000 on his retirement from the board of Yantra.

On October 20, 1998, we sold 1,363,637 shares of series A preferred stock of Yantra at $1.10 per share to an unaffiliated purchaser. As a result of this sale, we reduced our aggregate interest in Yantra to less than 50% of its voting stock. On February 14, 2002, we entered into an agreement with Yantra to exchange 5,500,000 shares of common stock of Yantra, that we held, for a pre-paid warrant to purchase up to 5,500,000 shares of common stock of Yantra at an exercise price of $0.01 per share. We currently hold 16% of the total outstanding stock of Yantra. Venture investors and management hold the remainder of the capital stock. We have not recognized Yantra in our financial statements after October 20, 1998. The carrying value of this investment is nil as of March 31, 2002.

OnMobile Systems

We established OnMobile Systems Inc. (formerly Onscan) as a company in Delaware, U.S.A. in May, 2000, by transferring the intellectual property rights, or IPR, to the Onscan software application for web-enabled wireless notification systems in exchange for 100,000 shares of common stock, 100,000 shares of preferred voting and 4,400,000 shares of preferred non-voting stock of OnMobile valued at in an aggregate amount of $2 million. This transfer was recorded as a historic cost, and accordingly, no gain was recognized on this transaction as of the date of transfer of the IPR. OnMobile is based in Los Altos, California and provides wireless solutions to enterprises and wireless carriers around the world. The OnMobile solution allows wireless carriers to provide innovative services to their customers and enterprises targeted at the mobile work force. We currently own a voting interest of 9.7% in OnMobile. Venture investors and management hold the remainder of the capital stock.

Our following directors and executive officers have a financial interest in
OnMobile:

- S.D. Shibulal holds 500,000 shares of common stock of OnMobile, which he purchased for $0.0435 per share in cash;

- S. Gopalakrishnan holds 200,000 shares of common stock of OnMobile, which he purchased for $0.435 per share in cash; and

- V. Balakrishnan holds options to purchase 100,000 shares of common stock of OnMobile at an exercise price of $0.0435 per share.

Mr. S.D. Shibulal also serves as chairman of the board of OnMobile.

Employment and indemnification agreements

We have entered into agreements with our employee directors that provide for a monthly salary, performance bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer.

Loans to employees

We have a loan employee program that grants secured asset loans to employees to acquire homes and vehicles, or for personal needs. We extend the loans at interest rates ranging from 0% to 4% with repayment terms ranging from one to one hundred months. As of March 31, 2002, we had $20.8 million in loans outstanding to employees, of which $0.5 million were loans receivable from our executive officers in amounts less than $60,000 per person.

Interests of experts and counsel

Not applicable.

Item 8: Financial Information

Consolidated statements and other financial information

The following financial statements and auditors' report appearing on pages 141 to 156 of our Annual Report for the fiscal year ended March 31, 2002 and are incorporated herein by reference:

-    Independent auditor's report.

-    Balance sheets as of March 31, 2002 and 2001.

-    Statements of Income for the years ended March 31, 2002, 2001 and 2000.

- Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2002, 2001 and 2000.

-    Statements of Cash Flows for the years ended March 31, 2002, 2001 and 2000.

-    Notes to the financial statements

-    Financial Statement Schedule - Valuation and qualifying accounts

Our Annual Report for the fiscal year ended March 31, 2002, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and our shareholders and is not to be deemed as filed as a part of this Annual Report on Form 20-F.

Legal proceedings

Infosys Technologies Limited, its directors, senior executive officers and affiliates are not currently party to any material legal proceedings.

Dividends

Although the amount varies, public companies in India typically pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

In the fiscal year ended March 31, 2002, we declared cash dividends of approximately $0.42 per equity share or $0.21 per ADS. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

The table below shows the annual dividends declared per equity share for each of the years indicated and have been adjusted to reflect our 2-for-1 stock splits by way of stock dividend in fiscal 1998 and 1999 and our 2-for-1 stock split in fiscal 2000.

                                           Dividend per
                Year ended March 31,       equity share
                   Indian rupees                $
                -------------------        ------------
2002                  20.00                   0.42
2001                  10.00                   0.22
2000                   4.50                   0.11
1999                   3.75                   0.09
1998                   3.00                   0.04
1997                   2.75                   0.02

Export Revenue

For the fiscal year ended March 31, 2002, we generated $534.3 million or 98% of our total revenues, from the export of our products and services out of India.

Significant changes

None.

Item 9: The Offer and Listing

Price history

Our equity shares are traded on the BSE, known as the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or BSE, Bangalore Stock Exchange, or BgSE, and the National Stock Exchange of India Limited, or NSE, in India, or collectively, the Indian stock exchanges. A significant portion of our equity shares is traded on the BSE and the NSE. Our American Depositary Shares as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. Nasdaq National Market(R), under the ticker symbol "INFY". Each ADS represents one-half of one equity share. Our ADSs began trading on the Nasdaq on March 11, 1999.

As of March 31, 2002, we had 66,186,130 equity shares issued and outstanding. As of March 31, 2002, there were approximately 10,500 record holders of ADRs evidencing 4,232,200 ADSs (equivalent to 2,116,100 equity shares). As of March 31, 2002, there were approximately 88,650 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated, the price history of the equity shares and the ADSs on the Indian stock exchanges and the NASDAQ. Stock prices have been restated to reflect our 2-for-1 stock splits by stock dividend in the fiscal year ended 1998 and 1999 and our 2-for-1 stock split in fiscal year ended 2000:

                                       BSE                        NSE                       BgSE
                                 Price per equity          Price per equity           Price per equity              NASDAQ
                                      share                      share                    share(1)              Price per ADS
                               --------------------      ---------------------      --------------------     -------------------
Fiscal Year ended March 31,     High           Low         High           Low          High         Low        High         Low
---------------------------     ----           ---         ----           ---          ----         ---        ----         ---
2002                          $100.53       $ 44.88      $100.80       $ 44.30      $ 91.59      $ 58.35     $ 81.50     $ 30.60
2001                           239.97         80.41       239.41         80.92       238.66        80.71      284.56       60.13
2000                           316.84         29.29       319.57         28.90       320.55        55.24      375.00       19.63
1999                            40.73         11.16        40.82         10.84        13.18         7.21     $ 25.00     $ 18.69
1998                          $ 11.56       $  3.54      $ 11.89       $  3.32      $  9.85      $  3.76          --          --

----------

(1)  Our shares were not traded on the BgSE between October 2001 and April 2002.



                                       BSE                        NSE                       BgSE
                                 Price per equity          Price per equity           Price per equity              NASDAQ
                                      share                      share                    share(1)              Price per ADS
                               --------------------      ---------------------      --------------------     -------------------
Fiscal Year ended March 31,     High           Low         High           Low          High         Low        High         Low
---------------------------     ----           ---         ----           ---          ----         ---        ----         ---
2002
First quarter                $  92.32      $  58.16     $  92.19      $  57.73     $  91.59     $  58.35    $  81.50    $  50.65
Second quarter                  85.38         46.29        84.55         44.30        76.31        69.95       69.90       30.60
Third quarter                   97.74         44.88        97.53         44.92           --           --       70.11       31.69
Fourth quarter                 100.53         71.61       100.80         71.62           --           --       76.20       51.15

2001
First quarter                $ 239.97      $ 126.47     $ 239.41      $ 124.77     $ 238.66     $ 124.23    $ 284.56    $ 130.74
Second quarter                 196.08        137.34       196.49        137.36       197.57       136.79      186.94        96.5
Third quarter                  172.06        115.88       172.06        116.00       171.69       115.77      147.25        90.6
Fourth quarter                 150.19         80.41       149.16         80.92       152.60        80.71      131.38       60.13

----------

(1)  Our shares were not traded on the BgSE between October 2001 and April 2002.

                                       BSE                        NSE                       BgSE
                                 Price per equity          Price per equity           Price per equity              NASDAQ
                                      share                      share                    share(1)              Price per ADS
                               --------------------      ---------------------      --------------------     -------------------
Six Months ended                High           Low         High           Low          High         Low        High         Low
---------------------------     ----           ---         ----           ---          ----         ---        ----         ---
Nov 2001                      $ 85.53       $ 58.33      $ 87.22       $ 58.33           --           --     $ 66.50     $ 47.00
Dec 2001                        97.74         78.48        97.53         77.86           --           --       70.11       55.66
Jan 2002                       100.53         75.11       100.80         75.13           --           --       76.20       54.40
Feb 2002                        81.70         71.64        81.68         71.62           --           --       63.46       51.15
Mar 2002                        88.26         71.61        88.07         71.67           --           --       73.14       55.02
Apr 2002                        81.67         71.43        81.71         71.41           --           --       70.50       60.11

----------

(1)  Our shares were not traded on the BgSE between October 2001 and April 2002.

Source for all tables above: www.bseindia.com for BSE quotes, The Economic Times for NSE and BgSE quotes and finance.yahoo.com for Nasdaq quotes.

Trading practices and procedures on the Indian Stock Exchanges

The BSE and NSE together account for more than 80% of the total trading volume on Indian stock exchanges. Trading on both of these exchanges is accomplished through on-line execution. These two stock exchanges handle over 1.4 million trades per day.

Trading is done on a daily settlement basis and any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to `net out' their transactions and must trade on a delivery basis only. From July 2001, our shares as well as other securities classified by the BSE and the NSE as `A' Group securities are traded compulsorily on a rolling settlement basis. In fact, since then, all the stocks traded on the Indian stock exchanges have gradually moved to rolling settlement basis, with the T+5 settlement cycle having recently been moved to T+3.

Trading on both the exchanges normally takes place from 9:55 a.m. to 3:30 p.m. on all weekdays, except holidays. Orders can be entered with a specified term of validity that may last until the end of the session or day. Dealers must specify whether orders are for a proprietary account or for a client and also key in the client ID while putting in the order. Both exchanges specify certain margin requirements based on the exposure that the broker has on the market. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The exchanges also permit trading in derivative products (futures and options) on the indices and specified group of stocks, which includes our company. Contracts are available for the current month, the next month and the one following. Margins are payable on outstanding contracts depending on the type and nature of contract besides mark to market margins. The NSE and BSE also have separate online trading systems and separate clearing houses.

There have been no closures of the Indian Stock Exchanges in response to "panic" trading or large fluctuations. Most of the Indian stock exchanges do, however, have a specific price band for each security listed (defined as the percentage change over the previous day's closing price), beyond which the trading system does not accept any orders. Such price volatility controls and the specific price bands are decided by the regulatory body, the Securities and Exchange Board of India.

Our equity shares were not traded on the BgSE between May 1998 and July 1999 and between October 2001 and April 2002 owing to the absence of quotes for trades on the BgSE.

Item 10: Additional Information

Share capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 1956, or the Indian Companies Act, all as currently in effect. Infosys Technologies Limited is registered under the Indian Companies Act, with the Registrar of Companies, Bangalore, Karnataka, India with Company No. 13115. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Articles of Association, and Memorandum of Association, of Infosys Technologies Limited that are included as exhibits to our quarterly report on Form 6-K field with the Commission on January 21, 2000.

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 16 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by shareholders. They customarily retire every three years and are eligible for re-election at that time. Our Articles of Association also provide that our Chairman, Mr. N. R. Narayana Murthy, is not required to retire by rotation, so long as he and his family together hold at least 5% of our voting shares. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director's interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the board of directors in accordance with provisions prescribed by the Government of India.

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

- To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services.

- To carry on all kinds of business as importer, exporter, buyers, sellers and lessor of and dealers in all types of components and equipments necessary to provide the services our objects enlist.

- To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipments, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipments and controls for any engineering applications, and all other related components, parts and products used in communication and computers.

- To conduct or otherwise subsidise or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes.

- To carry on any other trade or business whatsoever as can in our opinion can be advantageously or conveniently carried on by us.

Description of Equity Shares

Our authorized share capital is 100,000,000 equity shares, par value Rs. 5 per share. As of March 31, 2002, 66,186,130 equity shares were issued and outstanding. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding.

Dividends

Under the Indian Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting, approve a dividend in an amount less than that recommended by the board of directors; they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker's order.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to a fund created by the Indian Government. After the transfer to this fund, such unclaimed dividends may be claimed only from the fund.

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year.

The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

- the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

- the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

- the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

As per the Finance Bill, 2002, we are obligated to withhold tax at the rate of 10.5%, including the presently applicable surcharge, on the dividend paid to each shareholder for a relevant period.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the general reserve or surplus in the company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Audit and Annual Report

At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. Under the Indian Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

A company must also file an annual return containing a list of the company's shareholders and other company information, within 60 days of the conclusion of the meeting.

Preemptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The board of directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. As per the Indian Companies Act, not less than two-third of the directors of a public company shall retire by rotation and be appointed by the shareholders in the General Meeting. Further, the Indian Companies (Amendment) Act, 2000 requires certain resolutions such as those listed below to be voted on only by a postal ballot:

- amendments of the Articles and Memorandum of Association to alter the objects of the company and changing the registered office of the company;

-    the issuance of shares with differential voting rights;

-    the sale of any real property or facilities of the company;

- providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;

-    varying the rights of the holders of any class of shares or debentures;

-    the election of a small shareholders' director; and

-    buy back of shares.

Liquidation Rights

Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Under the Indian Companies Act, unlike preference shares, equity shares are not redeemable.

Liability on Calls

Not applicable.

Discriminatory Provisions in Articles

There are no provisions in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Indian Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class - if the provisions with respect to such variation is contained in the memorandum or articles of the company, or in the absence of any such provision in the memorandum or articles, if such variation is not prohibited by the terms of issue of the shares of that class.

Under the Indian Companies Act, the Articles may be altered only by way of a special resolution.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders within six months after the end of each fiscal year and may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board of directors. Written notice setting out the agenda of the meeting must be given at least 21 days, excluding the days of mailing and date of the meeting, prior to the date of the General Meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors. Our Articles of Association provide that a quorum for a General Meeting is the presence of at least five shareholders in person.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities imposed by Indian law are discussed under the "Risk factors" at pages 139 and 140 of our Annual Report, and is incorporated herein by reference.

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

As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holders ADRs,
(iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us, and (iv) if the Depositary does not receive instructions from a holder, he would be deemed to have instructed the Depositary to give a discretionary proxy to the person designated by us to vote for such deposited securities.

On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date.

The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders' instructions. The Depositary will only vote or attempt to vote as per an ADS holder's instructions. The Depositary will not itself exercise any voting discretion.

Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Indian Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Consultants Limited located in Bangalore, Karnataka, India.

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval of at least 75% of a company's shareholders voting on the matter and approval of the High Court of the state in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

An acquisition by a company of its own shares that does not rely on an approval of the High Court must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on several recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations.

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

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in Item 10 of this Annual Report. In addition a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a purchase of a listed company's shares results in the purchaser and its affiliates holding more than 5% of the company's outstanding equity shares or voting rights, the purchaser and the company must report its holding to the company and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15% of the voting rights in the company, then the purchaser must, before acquiring such equity shares, make an offer on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price.

Although the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depositary.

Material Contracts

Not applicable.

Currency Exchange Controls

Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999, or FEMA which replaces the more stringent Foreign Exchange Regulation Act, 1973, or FERA. The Foreign Direct Investment Scheme under the Reserve Bank of India's Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside

India without prior permission from the Reserve Bank of India or RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows:
(i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie-up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRIs or OCBs are permitted to transfer shares or convertible debentures of Indian company to another NRIs or OCBs. A person resident outside India may transfer securities of an Indian company to a person resident in India by way of gift. However where such transfer is not by way of gift, prior approval of the RBI is necessary. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non resident by way of sale the transferor should obtain an approval of Central Government of India and thereafter make an application to RBI for permission. In such cases the RBI may permit the transfer subject to such terms and conditions including the price at which the sale may be made.

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulation, as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law. In March 2001, the RBI has issued a notification permitting, subject to certain conditions, two-way fungibility of ADRs. This would mean that ADRs converted into Indian shares may be converted back into ADRs, subject to the limits of sectoral caps as applicable.

Fungibility of ADSs

In March 2001, the RBI amended the Transfer of Securities Regulations, 2000 allowing a registered broker in India to purchase shares of an Indian company that has issued ADSs, on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs may be done only if the following conditions are satisfied:

- the shares may be purchased only with the permission of the Custodian to the ADS offering of the Indian company.

- the shares that are purchased for conversion into ADSs may not exceed the number of shares that were released by the Custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement.

Alternatively, an issuer like ourselves, can sponsor the issue of ADRs with an overseas depository against underlying equity shares accepted from our shareholders in India and offered at a price to be determined by the lead manager to such offering, after obtaining RBI approval under the regulations for the issue of ADRs.

Foreign Direct Investment

In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board or FIPB, currently under the ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make considerable long-term investments. Over time, the Government of India has relaxed the restrictions on foreign investment considerably. Currently, subject to certain exceptions, foreign direct investment by individuals of Indian nationality or origin residing outside India, or NRIs or OCBs, up to 49% in most sectors of industry do not require the prior approval of the FIPB. Foreign equity participation in excess of 51% in high priority industries is currently allowed only with the approval of the FIPB.

Proposals involving the public sector and other sensitive areas require the approval of the Cabinet Committee on Economic Affairs. These are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs ("Foreign Direct Investors"). The Department of Industrial Policy and Promotion, a part of the ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the FIPB (the "Guidelines"). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion, issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB's areas of priority in granting approvals are also set out in the Guidelines.

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

In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB.

In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached. This is in the case of the proceeds being used for investment in non-high priority industries. In August 2000, the Department of Industrial Policy and Promotion removed all limitations on Foreign Direct Investment in the information technology sector.

Investment by Non-Resident Indians and Overseas Corporate Bodies

A variety of special facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or Non Resident Indians or NRIs, and to Overseas Corporate Bodies, or OCBs. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines which enable Foreign Institutional Investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India, or SEBI, and a general permission from the RBI to engage in transactions regulated under FEMA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FEMA. Together, the initial registration and the RBI's general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) subscribe or renounce rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares.

Ownership Restrictions

SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to us, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company's equity shares, excluding the equity shares underlying the ADSs. Pursuant to Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of any Foreign Security) (Amendment) Regulations, 2001, upon obtaining the approval of the shareholders by a special resolution, the limit of FII investment in a company may be increased to 100% for companies in the information technology sector. NRIs and OCBs in aggregate may hold no more than 10% of a company's equity shares, excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company's total equity shares and no single NRI or OCB may hold more than 5% of a company's total equity shares.

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

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1998 approved by the SEBI in January 1998 and promulgated by the Government of India in February 1998, or the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code.

Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs, OCBs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Government of India Approvals

Approval of the Foreign Investment Promotion Board for foreign direct investment by ADS holders is required.

Specific approval of the RBI will have to be obtained for:

- any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

- the sale of the underlying equity shares by a person resident outside India to a person resident in India.

In such cases, the foreign investor would have to apply to the RBI by submitting Form TS1, that requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The RBI is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion.

Exceptions to this requirement of RBI of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of RBI approval (if required), and the payment of applicable taxes and stamp duties.

No approval is required for transfers of ADSs outside India between two non-residents.

Any person resident outside India who desires to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian counsel as to the requirements applicable at that time.

Taxation

Indian Taxation

The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

-    a period or periods amounting to 182 days or more; or

- 60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

- 182 days or more in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions. Pursuant to the Finance Bill, 2002, dividends paid to shareholders (whether resident in India or not) are subject to withholding tax of 10.5% including the applicable surcharge, on the total amount paid as a dividend.

Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

- Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

- Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10.5%. Short- term capital gains on such a transfer will be taxed at graduated rates with a maximum of 31.5%, including the applicable surcharge.

- Redemption of ADSs into the underlying equity shares is not a taxable event.

- Long-term capital gains realized by an individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 10.5%.

- Long-term capital gains realized by non-resident corporate holders upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10.5%.

- Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 42% including the prevailing surcharge, in case of foreign companies, and 31.5% including the applicable surcharge in the case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

The above rates may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs or "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However the tax department has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

It is unclear as to whether section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long-term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10.5%, and to a tax at the rate of 10.5% if the non-resident holder is a foreign corporation. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 42% including the prevailing surcharge, in case of a foreign company and 31.5%, including the applicable surcharge, in case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident employee is to be withheld at the source by the buyer.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. We cannot assure that these taxes and duties will not be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 5%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and who will hold equity shares or ADSs as capital assets or U.S. Holder.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, any Indian dividend distribution taxes imposed upon distributions paid to a U.S. holder will be eligible for credit against the U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will generally constitute foreign source "passive income."

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States.

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

- such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.; or

- in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a 31% backup withholding tax may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

-    75% or more of its gross income for the taxable year is passive income; or

- on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

- pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

- if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

- if the equity shares are "marketable" and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

This report and other information filed or to be filed by Infosys Technologies Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

-   Judiciary Plaza
    450 Fifth Street, N.W.
    Room 1024
    Washington, D.C. 20529

-   Northwestern Atrium Center
    500 West Madison Street
    Suite 1400
    Chicago, Illinois 60661 - 2511

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W. Washington, D.C. 20549, at prescribed rates.

The SEC maintains a web site at www. sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our report available over the Internet.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Electronics City, Hosur Road, Bangalore - 561 229.

Subsidiary information

Not applicable.

Item 11: Quantitative and Qualitative Disclosure About Market Risk

This information is set forth under the caption "Management's discussion and analysis of financial condition and results of operations" on pages 129 through 140 of our Annual Report for the fiscal year ended March 31, 2002 and such information is incorporated herein by reference.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

                                     Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 17

Not Applicable.

                                    Part III

Item 18.  Financial Statements

The following financial statements of the company included in Item 18 of this Report on Form 20-F are hereby incorporated by reference from our Annual Report for fiscal 2002, filed as Exhibit 13.1 to this Report on Form 20-F.

-    Independent auditor's report.

-    Balance Sheets as of March 31, 2002 and 2001

-    Statements of Income for the years ended March 31, 2002, 2001 and 2000.

- Statements of Stockholders' Equity and comprehensive income for the years ended March 31, 2002, 2001 and 2000

-    Statements of Cash Flows for the years ended March 31, 2002, 2001 and 2000.

-    Notes to financial statements.

-    Financial Statement Schedule - Valuation and qualifying accounts

Item 19. Exhibits

           Exhibit number   Description of document
           --------------   -----------------------
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

                 13.1       Infosys Annual Report for fiscal 2002

                 23.1       Consent of KPMG, India

                 99.1       Proxy Information Statement to holders of American
                            Depositary Shares

                 99.2       Proxy Information Statement to holders of Equity
                            Shares

                 99.3       Proxy Form to holders of Equity Shares

                 99.4       Proxy Form to holders of American Depositary Shares

             ****99.5       Audit committee charter

                 99.6       Abstract of the terms of appointment of Messrs. N.
                            R. Narayana Murthy, Nandan M. Nilekani, K. Dinesh and S. D. Shibulal dated April 10, 2002.

----------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on January 21, 2000

*** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.

**** Incorporated by reference to exhibits filed with the Registrant's Annual
     Report on Form 20-F filed on May 3, 2001.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                       for Infosys Technologies Limited


                                       /s/ NANDAN M. NILEKANI
                                       -----------------------------------------
                                       Nandan M. Nilekani
Bangalore, India                       Chief Executive Officer, President
May 8, 2002                            and Managing Director


                                       /s/ N. R. NARAYANA MURTHY
                                       -----------------------------------------
                                       N. R. Narayana Murthy
                                       Chairman and Chief Mentor

                                 EXHIBIT INDEX



               Exhibit
                number      Description of document
               -------      -----------------------
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

                 13.1       Infosys Annual Report for fiscal 2002

                 23.1       Consent of KPMG, India

                 99.1       Proxy Information Statement to holders of American
                            Depositary Shares

                 99.2       Proxy Information Statement to holders of Equity
                            Shares

                 99.3       Proxy Form to holders of Equity Shares

                 99.4       Proxy Form to holders of American Depositary Shares

             ****99.5       Audit committee charter

                 99.6       Abstract of the terms of appointment of Messrs. N.
                            R. Narayana Murthy, Nandan M. Nilekani, K. Dinesh and S. D. Shibulal dated April 10, 2002.

----------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on January 21, 2000

*** Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.

**** Incorporated by reference to exhibits filed with the Registrant's Annual
     Report on Form 20-F filed on May 3, 2001.