Form 20-F/A
period 2002-03-31
INFOSYS TECHNOLOGIES LTD
filed 2003-05-13
CIK 1067491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2002

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Transition period from to

Commission file number: 333-72195

INFOSYS TECHNOLOGIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road,
Bangalore, Karnataka
India 561 229
+91-80-852-0261
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each None	Name of Each Exchange on Which Registered Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares,
each represented by one-half of one Equity Share, par value Rs. 5 per share.
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:
Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report – 66,186,130 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☒

Explanatory Note

     This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 is being filed solely for the purposes of supplementing or amending the sections of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, as set forth below.

     The following Amendment No. 1 on Form 20-F/A contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed in our Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

PART I

     Item 4. Information on the Company.

     On page 8 of our Annual Report on Form 20-F prior to the heading “Organizational structure,” the following text is added to supplement the discussion of the information that we have provided about our company:

“Effect of Governmental Regulation of Our Business

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Please see Item 10 Additional Information, as well as the section entitled “Risk Factors” in our Annual Report for the fiscal year ended March 31, 2002, which is attached Exhibit 13.1 to this Amendment No. 1 to Form 20-F, for additional information on the effects of governmental regulation of our business.”

     Item 5. Operating Financial Review and Prospects.

     On page 11 of our Annual Report on Form 20-F, the following text replaces the section under the heading “Research and development, patents and licenses, etc.” in its entirety:

“Research and development, patents and licenses, etc.

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, implementing metrics, improving estimation processes, and adopting new technologies. We have several groups engaged in our research and development activities. These groups are listed below.

Education and Research Group. This group conducts short-term and long-term research in the areas of knowledge management, performance testing, e-commerce, and education and training methodologies.

Software Engineering and Technology Labs. This group monitors advances in technologies that could impact the business of our clients such as knowledge management, collaborative technologies, convergence technologies and web services. They also develop new methodologies and software tools that assist us in our execution of IT services projects.

Domain Competency Group. This group monitors emerging business trends in particular domains that are relevant to our client base and seeks to understand and develop solutions that are highly specific to an individual industry.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for the fiscal years ended March 31, 2002, 2001 and 2000 were $3.1 million, $3.6 million and $1.9 million.”

Item 6. Directors, Senior Management and Employees.

     On page 14 of our Annual Report on Form 20-F following the first paragraph under the heading “Compensation,” the following paragraph is added to supplement the discussion of the compensation of our officers and directors:

     “We operate in numerous countries around the world, and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.”

     On page 16 of our Annual Report on Form 20-F following the first paragraph under the heading “Compensation,” the following paragraph is added to supplement the discussion of the compensation of our employees:

     “We provide various loans to employees who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. The loan program is designed to assist our employees and to increase employee satisfaction.”

Part III

     Item 19. Exhibits.

     The following exhibits are hereby filed with this Amendment No. 1 on Form 20-F/A:

Exhibit number	Description of document

**3.1	Articles of Association of the Registrant, as amended

**3.2	Memorandum of Association of the Registrant, as amended

*3.3	Certificate of Incorporation of the Registrant, as currently in effect

*4.1	Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

*4.2	Registrant’s Specimen Certificate for Equity Shares

*10.1	Registrant’s 1998 Stock Option Plan

Exhibit number	Description of document

*10.2	Registrant’s Employee Stock Offer Plan

*10.3	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan

*10.4	Form of Indemnification Agreement

***10.5	Registrant’s 1999 Stock Option Plan

*****13.1	Infosys Annual Report for fiscal 2002

*****23.1	Consent of KPMG, India

*****99.1	Proxy Information Statement to holders of American Depositary Shares

*****99.2	Proxy Information Statement to holders of Equity Shares

*****99.3	Proxy Form to holders of Equity Shares

*****99.4	Proxy Form to holders of American Depositary Shares

****99.5	Audit committee charter

99.6	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act

99.7	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

**	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on January 21, 2000

***	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.

****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 3, 2001.

*****	Previously filed with the Registrant’s Annual Report on Form 20-F filed on May 8, 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

for Infosys Technologies Limited

/s/ Nandan Nilekani

Nandan Nilekani Chief Executive Officer, President and Managing Director

/s/ N.R. Narayana Murthy

Bangalore May 13, 2003	N. R. Narayana Murthy Chairman and Chief Mentor

EXHIBIT INDEX

Exhibit number	Description of document

**3.1	Articles of Association of the Registrant, as amended

**3.2	Memorandum of Association of the Registrant, as amended

*3.3	Certificate of Incorporation of the Registrant, as currently in effect

*4.1	Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

*4.2	Registrant’s Specimen Certificate for Equity Shares

*10.1	Registrant’s 1998 Stock Option Plan

*10.2	Registrant’s Employee Stock Offer Plan

*10.3	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan

*10.4	Form of Indemnification Agreement

***10.5	Registrant’s 1999 Stock Option Plan

*****13.1	Infosys Annual Report for fiscal 2002

*****23.1	Consent of KPMG, India

*****99.1	Proxy Information Statement to holders of American Depositary Shares

*****99.2	Proxy Information Statement to holders of Equity Shares

*****99.3	Proxy Form to holders of Equity Shares

*****99.4	Proxy Form to holders of American Depositary Shares

****99.5	Audit committee charter

99.6	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act

99.7	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

**	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on January 21, 2000

***	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.

****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 3, 2001.

*****	Previously filed with the Registrant’s Annual Report on Form 20-F filed on May 8, 2002.