Form 20-F
period 2003-03-31
INFOSYS TECHNOLOGIES LTD
filed 2003-05-13
CIK 1067491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended March 31, 2003

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report. 66,243,078 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [x]

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Reference to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this annual report on Form 20F are the property of the respective owners.

Except as otherwise stated in this annual report on Form 20F, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 47.53 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected financial data

Summary of Selected Consolidated Financial Data

($ in thousands, except per equity share data)

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Operating and Financial Review and Prospects, all of which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2003 and the selected consolidated balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with US GAAP.

	Fiscal Year Ended March 31,

	1999	2000	2001	2002	2003

Statements of Income Data	(1)(2)	(1)			(3)
Revenues	$120,955	$203,444	$413,851	$545,051	$753,807
Cost of revenues including amortization of stock compensation expense	76,075	114,424	216,776	293,032	417,359
Gross profit	44,880	89,020	197,075	252,019	336,448
Operating Expenses:
Selling and marketing expenses	4,944	9,644	20,683	27,113	55,650
General and administrative expenses	11,255	17,102	36,958	44,348	57,808
Amortization of stock compensation expense	1,279	1,775	1,919	2,010	1,985
Amortization of intangible assets	—	—	—	—	2,361
Compensation arising from stock split	4,529	—	—	—	—
Total operating expenses	22,007	28,521	59,560	73,471	117,804
Operating income	22,873	60,499	137,515	178,548	218,644
Equity in loss of unconsolidated subsidiary	(2,086)	—	—	—	—
Other income, net	1,537	9,039	9,505	13,865	18,048
Income before income taxes	22,324	69,538	147,020	192,413	236,692
Provision for income taxes	4,878	8,193	15,072	27,947	41,822
Net income	$17,446	$61,345	$131,948	$164,466	$194,870
Earnings per Equity Share:
Basic	$0.28	$0.93	$2.01	$2.51	$2.97
Diluted	$0.28	$0.93	$1.98	$2.49	$2.93
Weighted Equity Shares used in computing earnings per Equity Share:
Basic	61,378,850	65,659,625	65,771,256	65,556,648	65,571,002
Diluted	61,507,380	65,863,990	66,714,739	66,084,874	66,479,009
Cash dividend per Equity Share	$0.09	$0.09	$0.14	$0.35	$0.51

	As of March 31,

	1999	2000	2001	2002	2003

Balance Sheet Data
Cash and cash equivalents	$98,875	$116,599	$124,084	$210,486	$354,363
Total assets	153,658	219,283	342,348	471,162	704,308
Total long-term debt	—	—	—	—	—
Total stockholders’ equity	$139,610	$198,137	$311,792	$442,379	$626,005

(1)	The information presented above reflects our 2-for-1 stock splits in each of fiscal 1999 and 2000.

(2)	The financial statements of Yantra Corporation were consolidated with our financial statements through October 20, 1998, and have been accounted for using the equity method up to fiscal 1999.

(3)	The information for fiscal 2003 includes the results of operations of Progeon Limited, a consolidated subsidiary.

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Fiscal	Period End		Average		High		Low

2003	Rs.	47.53	Rs.	48.43	Rs.	49.07	Rs.	47.53
2002		48.83		47.71		48.91		46.58
2001		46.85		45.74		47.47		43.63
2000		43.65		43.39		43.75		42.50
1999		42.50		42.13		43.60		39.41

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low

November 2002	Rs.	48.36	Rs.	48.21
December 2002		48.32		47.96
January 2003		48.10		47.83
February 2003		47.92		47.65
March 2003		47.85		47.53
April 2003		47.46		47.34

On May 9, 2003, the noon buying rate in the city of New York was Rs. 47.20.

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk factors

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our revenues include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations, contract terminations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular quarter.

There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange rate fluctuations, particularly when the rupee appreciates in value against the dollar since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We have not been able to sustain our previous profit margins or levels of profitability.

Our net income increased 18.5% in fiscal 2003 as compared to fiscal 2002. Our net income increased 24.6% in fiscal 2002 as compared to fiscal 2001. As we continue to experience declines in demand, pricing pressures for our services and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. During fiscal 2003, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

The current economic downturn has negatively impacted our revenues and operating results.

Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates.

If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 1999 and March 31, 2003 the number of our total employees grew from approximately 3,770 to approximately 15,400, representing a compound annual growth rate of 42.2%. In addition, in the last four fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe and other parts of Asia. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past three years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

Intense competition in the market for IT services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The IT services market is highly competitive. Our competitors include large consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations.

The IT services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. Many of these competitors are substantially larger than us and have significant experience with international operations, and we may face competition from them in countries in which we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from IT services firms with current operations in other countries, such as China and the Philippines. While we believe that we are well positioned in our markets relative to our competitors, such competitors may be able to offer services using offshore and onshore models that are more effective than ours.

Many of our competitors, including Accenture, EDS and IBM, have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2003, 2002 and 2001, our largest client accounted for 5.8%, 6.1% and 7.3% of our total revenues, and our five largest clients together accounted for 23.4%, 24.1% and 26.0% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Another circumstance which may result in our loss of a client is a reduction in spending on IT services due to a challenging economic environment. If we were to lose one of our major clients or have it significantly reduce its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries, and economic slowdowns, changes in US law and other restrictions or factors that affect the economic health of the United States and these industries may affect our business.

A significant portion of our revenues is derived from clients located in the United States, as well as clients in certain industries. In fiscal 2003, 2002 and 2001, approximately 72.0%, 69.1% and 70.0% of our revenues were derived from the United States. For the same periods, we earned 37.6%, 36.6% and 33.7% of our revenues from the financial services industry, and 16.4%, 17.2% and 17.9% from the manufacturing industry. Consequently, if the current economic slowdown in the United States is prolonged, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

Recently, some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. Within the last 12 months, five U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities, however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

Our success depends in large part upon our highly skilled IT professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our IT professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals may have a material adverse effect on our business, results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2003, 2002 and 2001, revenues from fixed-price, fixed-timeframe projects accounted for 36.7%, 31.6% and 28.2% of our total revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications could harm our service delivery model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 26 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise be sufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2003, we had contractual commitments of approximately $18.6 million for capital expenditure. We estimate additional capital expenditures of approximately $9.7 million for the construction of a business continuity and disaster recovery center to be located in Mauritius. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2003, 2002 and 2001, we earned 4.6%, 4.0% and 2.5% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle™ are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 23.6% of our issued equity shares as of March 31, 2003. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. Additionally, our Articles provide that Mr. N. R. Narayana Murthy, our Chairman and one of our principal shareholders, shall serve as the Managing Director and shall not be subject to re-election as long as he and his relatives own at least 5% of our outstanding equity shares. This level of control could delay, defer or prevent a change in control of our company, or impede a merger, consolidation, takeover or other business combination involving us.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Annual Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of March 31, 2003, we have invested an aggregate amount of approximately $11.3 million in strategic investments, of which $2.2 million had been invested in fiscal 2002. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2003 and 2001, we made a loss provision for $ 3.2 million and $ 3.5 million related to investments in private start-up companies.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the Financial Accounting Standards Board and International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $137.2 million, $105.2 million and $99.7 million in fiscal 2003, 2002 and 2001.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $71.9 million, $67.3 million and $57.3 million for fiscal 2003, 2002 and 2001 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 requires that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period ending March 31, 2003. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the recent conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our IT professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and IT outsourcing, visit several IT services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2003, the majority of our IT professionals in the United States held H-1B visas (4,090 persons), allowing the employee to remain in the United States as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,760 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Immigration and Naturalization Service, or INS, may approve in any government fiscal year. Further, in response to the recent terrorist attacks in the United States, the INS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States. For example, our compensation expenses increased by $10.7 million for fiscal 2003 to comply with such requirements.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals. Our reliance on work visas for a significant number of IT professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2003, we had outstanding forward contracts in the amount of $88.0 million. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United

States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business on an international level.

Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Asia, Africa, Latin America and Europe. For example, we intend to increase our presence in China through our recently established representative office in Beijing. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in China may face difficulty resulting from the current outbreak of Severe Acute Respiratory Syndrome or SARS. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively affect our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

Any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for IT companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian IT companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of an IT services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on Nasdaq at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see “Market Price Information” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. No assurances can be made that the historical premium enjoyed by ADSs compared to equity shares will not be reduced or eliminated as a result of transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4. Information on the Company

Company Overview

We are a leading global IT services firm. We provide end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, systems integration, and package evaluation and implementation. We also provide software products to the banking industry, as well as business process management services through our majority-owned subsidiary, Progeon. Our clients rely on our solutions to enhance their own business performance.

Our IT professionals ensure the highest levels of client satisfaction by delivering to our clients high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at the client site and at our development centers in India and around the world. We optimize our cost structure by having the flexibility to execute project components where it is most cost effective. Additionally, the flexibility to execute project components across time zones around the clock and the easily scalable infrastructure of our Global Delivery Model allows us to reduce project delivery times.

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, enabling us to customize our service offerings to our clients’ markets. Our primary client markets are financial services, manufacturing, telecommunications, and retail, as well as utilities and logistics. As of March 31, 2003, Aetna, Inc., Cisco Systems, Inc., Fidelity Employer Services Company, IKON Office Solutions, Inc. and Nordstrom, Inc. were among our top 20 clients in the core industries we serve. Repeat business represented 91.9% of our revenues for fiscal 2003.

We believe we have the best talent in the Indian IT services industry and we are committed to remain among the industry’s leading employers. In both 2002 and 2001, Hewitt Associates and Business Today voted us as the “Best Employer in India”. The Dataquest IDC India Human Resources Survey 2002 selected us “IT’s Best Employer.” We were ranked among the top 50 companies in the world that create the most value for their shareholders and demonstrate the most integrity in a global survey conducted by PricewaterhouseCoopers for the Financial Times in 2002.

We were incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and later to Infosys Technologies Limited in June 1992, when we became a public limited company. The address of our registered office is Electronics City, Hosur Road, Bangalore – 561 229, Karnataka, India. The telephone number of our registered office is +91 80 852 02 61. Our agent for service in the United States is CT Corporation System, 818 West Seventeenth Street, Los Angeles, CA 90017.

We completed our initial public offering in India in 1993 and our initial public offering of ADSs in the United States in 1999. From fiscal 1999 through fiscal 2003, our revenues grew at a compound annual growth rate of 58.0%, from $121.0 million to $753.8 million. During the same period, our net income grew at a compound annual growth rate of 83.0%, from $17.5 million, after a one-time stock compensation expense, to $194.9 million. Our total employees grew from approximately 3,770 on March 31, 1999 to approximately 15,400 on March 31, 2003, representing a compound annual growth rate of 42.2%. In addition, Progeon Limited, our majority-owned subsidiary, had approximately 540 employees as of March 31, 2003.

Industry Overview

Current Global Dynamics in IT

The role of IT has evolved from supporting enterprises to transforming them. To succeed in this transformation, corporations must respond rapidly to market trends, create new business models and drive productivity gains. In this dynamic, competitive environment, decisions with respect to technology have become increasingly important. Additionally, multiple technology platforms and an enhanced emphasis on security and back-up facilities have increased the complexity and cost of IT systems, resulting in greater IT-related risks for corporations. This increased complexity, cost and risk has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

Due to the global economic downturn in 2001 and 2002 corporations have reduced their IT budgets. In October 2002, the Gartner 2002 IT Spending and Staffing Survey estimated that worldwide IT spending would decline 7% in 2002 and remain constant in 2003. Chief information officers are increasingly focused on closely managing discretionary IT spending. Corporations are redirecting their IT spending towards upgrading and leveraging prior IT investments and are increasingly outsourcing their IT requirements which allows them to optimize their IT cost structure by converting a portion of their fixed costs to variable costs.

However, even during this difficult economic environment, corporations view technology as a critical source of competitive advantage and the longer-term growth prospects for outsourced IT services remain positive. In November 2002, Gartner Dataquest projected that the global IT services market will grow from $557 billion in 2002 to $737 billion in 2006, representing a compound annual growth rate of approximately 7%.

Increasing Trend Towards Offshore IT Services

Amidst this difficult economic environment, corporations have become reliant on IT as a strategic advantage. To acquire the high quality IT services needed at a more cost-competitive level, corporations are increasingly using alternatives such as offshore IT services that deliver a definitive cost-value benefit. Offshore vendors are becoming mainstream and are growing in recognition and sophistication. For example, an increasing number of requests for proposals require significant detail about the IT services providers’ offshore capabilities. As a result, a large number of global technology and IT services companies have begun to incorporate offshore operations into their own business models over the last few years.

According to a Gartner report in August 2002, 79% of large U.S. corporations are currently engaged in offshore outsourcing while the remaining 21% plan to engage in offshore outsourcing within the subsequent 12 months. The report cited the following criteria for selecting service providers as their offshore outsourcing partner: maturity of offshore services process and methodology, cost, quality of resources, speed to delivery, project management capabilities, business process expertise and certifications.

The India Advantage

India has consolidated its position as the premier destination for offshore services. In August 2002, a Gartner report indicated that India was ranked as the primary country for supplying offshore IT services by more than 70% of large U.S. corporations surveyed, while the next highest ranked country was preferred by 10% of the corporations surveyed. Additionally, the Indian IT services export, as well as the product and technology services, markets are expected to grow from approximately $6 billion in 2002, as estimated by NASSCOM, to $36 billion in 2008, as estimated by the NASSCOM-McKinsey Report 2002, or the NASSCOM-McKinsey Report.

There are several key factors contributing to this growth.

High Quality Delivery. According to Carnegie Mellon Software Engineering Institute’s Survey of High Maturity Organizations and High Maturity Workshop Research, as of October 2002, 50 of 74 high-maturity organizations choosing to list themselves as organizations with SEI-CMM Level 5 certification, the highest level of certification, are based in India. SEI-CMM is the Software Engineering Institute’ Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

Significant Cost Benefits. Based on the NASSCOM-McKinsey Report 2002, or the NASSCOM-McKinsey Report, in 2002 U.S. and U.K. companies could expect total savings of 40% to 60% by utilizing offshore processes due to the differential in wages paid by U.S. and U.K. companies as compared to their Indian counterparts.

Abundant Skilled Resources. According to the NASSCOM-McKinsey Report, India graduates approximately 167,000 engineering students annually from its educational institutions across the country.

The factors listed above also make India a premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore IT service providers have strong prospects for growth given the providers’ experience, proven track record and breadth of client relationships. According to the NASSCOM-McKinsey Report, the IT-enabled services export market is expected to grow to over $21 billion by 2008.

While these advantages apply to a majority of companies that operate with offshore capabilities in India, we believe that there are additional factors critical to the successful creation of a sustainable and scalable IT services business. These include abilities to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;

•	increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing their number of IT services vendors;

•	leverage in-house industry expertise to customize business solutions for clients;

•	attract and retain high quality IT professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure throughout business cycles.

Furthermore, clients are requesting that IT services firms provide a full range of services to minimize the risk of technology implementation in meeting their business objectives. Firms that provide individual components of solutions typically have less meaningful client relationships and are vulnerable to shifts in technology or client preferences.

Our Competitive Strengths

We believe our competitive strengths include:

Innovation and Leadership. We are a pioneer in the Indian IT services industry. In addition to being rated as the employer of choice in India, we have been the first to achieve a number of significant milestones that have solidified our reputation in the marketplace. For example, we were one of the first Indian companies to develop and deploy a global delivery model, attain SEI-CMMI Level 5 certification, the highest level of certification available, for both offshore and onsite operations, comply with the quarterly certification requirements of the U.S. Sarbanes-Oxley Act of 2002, introduce campus-style development centers, list on a U.S. stock exchange, report Indian GAAP quarterly audited financial statements and report audited U.S. GAAP financial statements.

Mature Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality, scalable services. In doing so, we have made substantial investments in our process, infrastructure and systems, and refined our Global Delivery Model to effectively integrate onsite and offshore services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes which enables our clients to achieve operating efficiencies and realize significant cost savings.

Comprehensive and Sophisticated End-to-End Solutions. We offer a suite of comprehensive, end-to-end technology-based solutions that span the entire software life cycle. These comprehensive offerings enable us to capture a greater share of our clients’ IT budgets, extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for developing new clients and reduce our service-mix concentration. Our suite of solutions encompass consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions for our clients. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We are certified at SEI-CMMI Level 5.

Long-Standing Direct Client Relationships. We have long-standing direct relationships with large multi-national corporations and we typically do not accept subcontracted assignments from other IT services providers. Our track record of delivering high quality solutions across the entire software life cycle and our strong industry expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 46.6% of our top 100 clients by revenue in fiscal 2003 have been clients in successive years since fiscal 1998.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by recruiting, training and rapidly deploying new professionals. Our strong financial position allows us to make the required investments in infrastructure and personnel to continue to grow our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. These factors allow us to execute large-scale, long-term projects in an efficient and cost-competitive manner.

Employer of Choice. We believe we have the best talent in the Indian IT services industry and we are committed to remain among the industry’s leading employers. We have a presence in eight major cities throughout the country, which allows us to recruit IT professionals with specific geographic preferences. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Our Strategy

We seek to further enhance our position as a leading global IT services company. To achieve this goal, we focus on the following key elements of our strategy:

Continue to Enhance our Solution Set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services and achieve recognition as a leading provider of comprehensive solutions we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. This enables us to better service our clients, thereby increasing our penetration of existing clients and gaining new clients. Over the past three years we have added new service offerings such as IT consulting, business process management, systems integration and IT outsourcing.

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and showcasing our superior execution capabilities. We also plan to increase our recurring business with our existing and new clients by selling re-engineering, maintenance, IT outsourcing and business process management services which are long-term in nature and require frequent client contact.

Expand Into New Regions. We seek to diversify our presence in select geographic locations throughout North America, Europe and the Asia Pacific region in order to enhance our ability to service client needs on a global basis. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers and by providing services to existing clients in new geographies. We intend to increase our presence in China through our recently established representative office in Beijing and use our operations there to eventually support clients in the local market, our global clients and clients in the Asia Pacific region. All of our development centers are also used as business continuity or disaster recovery centers, if necessary. Additionally, as a means of mitigating geographic risks, we expect to establish a dedicated business continuity and disaster recovery center in Mauritius by the third calendar quarter of 2003.

Enhance Brand Visibility. We intend to continue to invest in the development of our premium brand identity in the marketplace. Such efforts include media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations. We plan to expand the use of Milan, our annual multi-client retreat in North America and Europe. We have also instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania. We believe that a strong Infosys brand will continue to facilitate the lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to pursue selective acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence.

While we continue to pursue our business strategies, we intend to maintain our focus on scaling our operations by investing in physical and technological infrastructure, retaining our status as a preferred employer by continuing to invest in recruiting, training and maintaining a challenging work environment and by increasing productivity.

Our Global Delivery Model

One of our significant competitive strengths is our Global Delivery Model that enables us to derive maximum benefit from:

•     access to our large pool of highly skilled IT professionals;

•     a 24-hour execution capability across multiple time zones;

•     the ability to accelerate delivery times of large projects by simultaneously processing project components;

•     physical and operational separation of client projects to provide enhanced security;

•     cost competitiveness across geographic regions;

•     built-in redundancy to ensure uninterrupted services; and

•     a knowledge management system that enables us to reuse solutions where appropriate.

Our Global Delivery Model allows us to produce where it is most cost effective and sell services where it is most profitable. In a typical offshore development project, we assign a team of IT professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of IT professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client’s systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of location. For the past 11 years, we have successfully executed projects at our global development centers for our clients located in North America, Europe and Asia. Approximately 66.9% of the total billed person months during fiscal 2003 was performed at our global development centers in India, and the balance of the work was performed at client sites and our global development centers located outside India.

We have two types of global development centers: proximity development centers and offshore software development centers. Our proximity development centers are typically located regionally for projects that require proximity to the client for execution. We currently have nine proximity development centers, six located in the United States and three located internationally in London, Melbourne and Tokyo. We have 17 offshore development centers, 16 of which are located in eight cities in India and the remaining offshore development center is located in Toronto.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our GDM mitigates client risks associated with offshore IT services. For our communications needs we use multiple service providers and a mix of satellite and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links interconnecting our GDCs. Internationally, we rely on multiple satellite links to connect our Indian GDCs with network hubs in other parts of the world. Our significant investment in redundant infrastructure permits us to provide uninterrupted service to our clients. We are also in the process of establishing a business continuity and disaster recovery center in Mauritius. Once this facility is fully operational, we expect to be able to transfer the execution of a portion of our business activities rapidly from our Indian GDCs to Mauritius.

Our End-to-End Solutions

We provide end-to-end complex business solutions that leverage technology. Our service offerings include custom application development, maintenance and production support, software re-engineering, package evaluation and implementation, IT consulting, and other solutions, including testing services, engineering services, business process management, systems integration and IT outsourcing. We also provide banking software products for the banking industry.

When required, we complement our industry expertise with specialist support for our clients using our domain competency group who have specialties in financial securities, insurance, banking and cash management, supply chain management and manufacturing, retail and distribution, energy and utilities, healthcare, and travel and tourism. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing our scalable, redundant and secure infrastructure.

In each of our solution offerings we assume full project management responsibility and do not accept subcontracted assignments from providers of other IT services. We strictly adhere to our SEI-CMMI Level 5, internal quality and project management processes. We have a knowledge management system to enable reuse of solutions across our company where appropriate and have developed in-house tools for project management and software life cycle support. These processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues for fiscal 2003.

Custom Application Development

Our custom application development services offer customized software solutions for our clients. We create new applications and enhance the functionalities of our clients’ existing software applications. Our projects vary in size and duration and are increasingly entered into on a fixed-price, fixed-timeframe basis.

Each project typically involves all aspects of the software development process, including defining, designing, prototyping, programming, module integration and installation of the custom application. We perform system design, software coding, and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client’s site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft’s .NET or open platforms such as J2EE.

As an example, a client in the insurance industry, due to multiple acquisitions, had several disparate legacy systems that created inconsistencies in its customer and product data. Over a 20-month period, our team of over 80 professionals replaced these systems with a new commercial brokerage policy management and accounting software solution. This solution provides an integrated unified view for over 10,000 users across all of our client’s 70 offices in the United States.

Maintenance and Production Support

We provide maintenance services for our clients’ large legacy software systems that cover a wide range of technologies and businesses, and are typically essential to a client’s business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to continually reduce recurring maintenance costs.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client’s systems, we also maintain a team at the client’s facility to coordinate certain key interface and support functions.

As an example, another client in the insurance industry was facing difficulties in maintaining its existing legacy systems while simultaneously developing its new Internet-based system. We rapidly assumed the client’s in-house responsibilities and currently have over 350 professionals across several projects providing maintenance, enhancement and support services for over 50 applications and 20,000 users covering mainframe, client server and Internet technologies.

Software Re-engineering

Our re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third party vendors. Our re-engineering services include: web enabling our clients’ existing legacy systems; database migration; implementing product upgrades; and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the computer manufacturing industry had a large, disparate installed base of legacy systems which needed to be re-engineered to open systems with newer technologies. Our team of over 150 professionals re-engineered a suite of applications from several legacy systems such as VAX/VMS, AS/400 and IBM mainframes running on Ingres, Sybase and DB2 databases, to new generation systems such as RS6000/ AIX running on Oracle database and Holos OLAP tool. Our solution provides a unified, enterprise-wide platform for over 50 applications for 10,000 users spread across North America, Europe and Asia.

Package Evaluation and Implementation

We assist our clients in the evaluation and implementation of software packages developed by third party vendors, as well as provide training and support services in the course of their implementation. We specialize in enterprise resource planning packages developed by several vendors including: JD Edwards, Oracle, PeopleSoft, Retek and SAP; supply chain management packages developed by vendors including i2, Manugistics and Oracle; customer relationship management packages developed by vendors including PeopleSoft (Vantive) and Siebel; and enterprise application integration, packages including MQ Series, SeeBeyond and TIBCO.

Our engagements cover a broad range of industries such as automotive, beverages, financial services, food, healthcare, manufacturing, media, pharmaceuticals, retail, technology and telecommunications.

As an example, a client in semiconductor manufacturing required greater operational flexibility and improved supply chain visibility. Over a period of 18 months we implemented a global order management and material planning solution that provided our client with visibility into orders from subsidiaries across the world and enabled our client to respond in real time. This solution was implemented using i2 for supply chain planning and Oracle applications for supply chain execution. We implemented our solution using over 100 professionals across Asia, Europe and the United States.

IT Consulting

We offer IT consulting services that focus on defining, optimizing and aligning our clients’ business objectives with their IT strategies. We assist our clients by first understanding their business objectives and then analyzing and recommending the appropriate hardware and software specifications that would deliver a system that would meet these objectives. Our consultants have a broad mix of functional and industry expertise. They lead engagements by working together with client executives to develop innovative e-commerce and technology related strategies and solutions. These solutions enable our clients to benefit from emerging technologies to offer new products and services to their customers.

We offer IT consulting in the following areas:

•	e-business, which includes e-business strategies and solutions and e-commerce road-map definition;

•	program management, which includes migration planning, institutionalized implementation and overall project management involving multiple vendors under a common architecture; and

•	IT infrastructure assessment, which includes assessing our clients’ IT capabilities against current and future business requirements, and recommending appropriate technology infrastructure.

As an example, a client in mortgage services needed assistance in restructuring its processes and systems for loan origination and servicing operations. Over an 11-month period, our team of over 70 professionals made several recommendations and redesigned the client’s core business processes and systems architecture for these operations. As a result of having closely understood its core operations, we were engaged by the client for developing a custom application for its new post-funding system and have recently announced a five-year business process management contract for providing the client with outsourced mortgage loan processing services.

Other Solutions

We have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings including testing services, engineering services, business process management, systems integration and IT outsourcing. These services are expected to represent a growing percentage of our total revenues, but currently represent a less significant percentage of our total revenues. We cannot be certain that these service offerings will effectively meet client needs or that these services will grow as a percentage of our revenues.

Testing Services. We offer independent testing and validation services that include functional, usability, compatibility, internationalization and compliance testing. This testing is designed to evaluate the efficiency of our clients’ IT systems against criteria specified by our clients, and are provided from our offshore based centers. Our team members are well trained in several test management tools such as Win Runner and Load Runner from Mercury Interactive, WebLoad from RadView and Rational Software’s (IBM) suite of products. Solutions are delivered from our testing lab based in Bangalore. These services are extensively automated to address our clients’ key objectives of increasing independence of their testing and validation process at a reduced cost.

As an example, a client in retailing needed to migrate its systems to new point-of-sale networks, applications and devices. Our team of professionals spent over 50 person-months and developed and executed a performance test strategy for the client’s new systems that had a complex heterogeneous architecture involving mainframe, client server, Internet and point-of-sale devices. Our solution required enterprise-wide modeling of performance and the testing of over 20 applications for the client’s network of 150 retail stores with over 14,000 point-of-sale devices across the United States.

Engineering Services. We offer engineering services that primarily assist our clients in the manufacturing sector, in their new product development process and in managing the life cycles of their existing product lines. We focus on the following areas:

•	for the automotive, aerospace and heavy equipment industries – applications involving computer aided design, computer aided manufacturing and computer aided engineering technologies; and

•	for the automotive, electronics, aerospace and industrial automation industries – design and development of software that is embedded in various hardware components.

As an example, a client in automotive seating system and interior supplies needed to reduce cost and cycle time in the design of automotive seating systems. Our team of professionals employed advanced techniques in mathematics, structural mechanics, finite element analysis, iterative design and simulation.

Business Process Management. We offer business process management services through our majority-owned subsidiary, Progeon Limited.

Progeon enables its clients to outsource several of their IT-intensive processes related to customer relationship management, finance and accounting, administration and sales order processing, and its service offerings include the following:

•	for the banking industry – credit and debt services, check processing, loan servicing, collections, customer account management and treasury operations management;

•	for the insurance and health care industries – policy owner services, claims processing, transaction and reinsurance accounting, statutory and regulatory reporting, annuities processing and benefits administration; and

•	for the securities and brokerage industry – client account management services and corporate action services.

As an example, we deliver extensive sales order processing services for a client in telecommunications equipment manufacturing. Our services include order capture and validation, performing credit checks and monitoring credit utilization, determining discount levels, order finalization and entry as well as monitoring and updating orders for rejections, cancellations and amendments. Our operations as well as our 200 professionals on this engagement are fully integrated with our clients’ data and fax server networks on a real-time, 24-hour basis.

In June 2002, we and Citicorp International Finance Corporation invested an aggregate of $12.5 million in Progeon. We purchased 12,250,000 equity shares for $2.5 million and Citicorp purchased 4,375,000 preference shares for $10.0 million. A second tranche investment by both us and Citicorp of an additional $12.5 million is expected to occur by June 2003. With these investments, Progeon intends to become a global company which will leverage our client relationships and existing expertise in providing remote managed services.

Systems Integration. Our services include the integration of disparate IT solutions and software systems, and often include procurement of various hardware and software products, development of software that enhances the compatibility between various components of the overall IT infrastructure, and management of programs, vendors and consortia during this process.

As an example, a client in affinity programming needed an affordable, customized, secure and scalable system to provide online access to its customers. This system required real-time integration for seamless transfer of complete and current customer information. Over a period of 18 months, our team of over 20 professionals provided a solution that included strategy and process consulting, product evaluation, architecture design and development and environment design to address security, performance testing and redundancy issues. In addition, we designed and implemented the optimal hosting model, selected the hosting vendor, formulated service level agreements and the infrastructure change management process, and provided post implementation support.

IT Outsourcing. Through IT outsourcing, we take over the management and operations of our client’s IT infrastructure. This service offering enables our clients to focus on their core business areas. Our IT outsourcing service offerings including data center management, technical support services and application and management services and are delivered primarily from our global management network and data operations center in Bangalore, India and our proximity development centers in the United States. We have a sophisticated system that monitors and manages these services through recorded system agent alerts, telephone calls, e-mails and faxes.

As an example, a client in network products wanted to outsource its complete IT infrastructure management services. We took over the responsibilities of network and security management, server and desktop management and enterprise application management and currently provide several services including system administration, database management, network management and desktop support. The systems are managed from a centralized location and cover a large network of 17 locations across the United States.

Banking Software Products

We also develop, market and license proprietary software products for the banking industry. Our principal banking products and solutions are the Finacle™ suite of products and professional services.

Finacle™ Suite of Products. Our suite of software products include Finacle Core Banking, Finacle eChannels, Finacle eCorporate, Finacle CRM and Finacle Treasury. This product suite is a fully web-enabled, integrated core banking solution, that addresses the retail, corporate and trade finance activities of banks. We granted 22 licenses to 14 clients for our products in fiscal 2003.

Professional Services. Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

Our Clients

We market our services to large corporations in North America, Europe and the Asia Pacific Region. We have a strong market presence in North America and a growing presence in Europe. Our revenues for the last three fiscal years by geographic area are as follows:

		Fiscal
	2001	2002	2003

North America	73.5%	71.2%	73.0%
Europe	18.8%	19.5%	17.7%
India	1.4%	2.0%	2.1%
Rest of the World	6.3%	7.3%	7.2%

Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications, and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

		Fiscal
	2001	2002	2003

Financial Services	33.7%	36.6%	37.6%
Manufacturing	17.9%	17.2%	16.4%
Telecommunications	18.5%	15.6%	15.2%
Retail	9.1%	12.3%	11.4%
Others (primarily Utilities and Logistics)	20.8%	18.3%	19.4%

Total	100.0%	100.0%	100.0%

For fiscal 2003, the following clients were among our top 20 by revenue:

Aetna Inc.	Fidelity Employer Services Company
American Express Financial Advisors, Inc.	Goldman, Sachs & Co.
American Express Travel Related Services Company, Inc.	IKON Office Solutions, Inc.
Belgacom SA	Nordstrom, Inc.
Cisco Systems, Inc.

Our top 20 clients represented 54.1% of our revenues for fiscal 2003. For fiscal 2003, 2002 and 2001, our largest client accounted for approximately 5.8%, 6.1% and 7.3%, respectively, of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness and gain new business from target clients and promote client loyalty and repeat business among existing clients. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients’ senior management.

New Business Development. We use a cross-functional, integrated sales approach where our account managers, together with our sales personnel and project managers, analyze potential projects and collaboratively develop strategies to sell our expertise to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Our sales professionals located throughout the world proactively contact potential clients. For larger projects, we typically bid against other IT services providers in response to requests for proposals. Clients often cite the following as reasons for awarding us contracts: our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing. In addition, client references and endorsements provide objective validation of our competitive strengths.

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by increasing the volume of our business and extending the breadth of services offered. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. For fiscal 2003, 91.9% of our revenue came from repeat business. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations. We also intend to expand the use of Milan, our annual multi-client retreat in North America and Europe to gain additional visibility among our client base.

Sales and Marketing Organization. We sell and market our services from 30 sales offices located in 17 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our efforts towards Global 1000 corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2003, we had 259 sales and marketing employees outside of India and 21 in India.

Competition

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture Ltd., BearingPoint, Inc., Cap Gemini Ernst & Young, and Deloitte Consulting/ Braxton Associates;

•	divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems Corporation, Keane, Inc., Logica Plc, and Perot Systems Corporation;

•	Indian IT services firms such as Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

•	software firms such as Oracle Corporation and SAP AG; and

•	in-house IT departments of large corporations.

In the future we also expect competition from firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;

•	increase scale and breadth of service offerings to provide a one stop solution in an environment where corporations are increasingly reducing their number of IT services vendors;

•	provide industry expertise to clients’ business solutions;

•	attract and retain high quality IT professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

Human Capital

Our employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global IT services industry. We are committed to remaining among the industry’s leading employers. In recognition of our efforts, for the years 2001 and 2002, Hewitt Associates and Business Today selected us as the “Best Employer in India” and the Dataquest-IDC India Human Resources Survey 2002 ranked us “IT’s Best Employer” in India. Further, as reported in articles cited by NASSCOM, our attrition rates are lower than average industry attrition rates.

As of March 31, 2003, we employed approximately 15,400 employees, including approximately 14,000 IT professionals and additionally Progeon employed approximately 540 employees. During fiscal 2003, we recorded approximately 4,600 net hires. Our culture and reputation as a leader in the IT industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruiting

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top twenty percent of students in India who have consistently shown high levels of achievement. We also rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, for fiscal 2003, we received approximately 614,700 applications, interviewed approximately 22,778 applicants and extended job offers to approximately 6,200 applicants.

Training and Development

Our training, continuing education and career development programs are primarily designed to ensure our IT professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately three months of integrated on-the-job training before becoming billable to our clients. We continually provide our IT professionals with challenging assignments, exposure to new skills, technologies and global opportunities. We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to under-performers.

We employ approximately 80 faculty members in our training division, including approximately 60 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 160 two-week continuing education courses in technology and management skills for all employees.

Leadership development is also a key part of our training program. We recently established the Infosys Leadership Institute, a 230-acre campus at Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We provide a challenging, entrepreneurial and empowering work environment that demands dedication and a strong work ethic.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program which links compensation to individual performance, as well as our performance.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. Four of our patent applications are pending in the U.S. Patent and Trademark Office. We have two registered trademarks and three unregistered trademarks. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. For example, India does not grant patents for software applications or products. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive.

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

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them, and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have obtained registration of our key brand “INFOSYS” as a trademark in both India and in the United States. We also aggressively protect these names and marks from infringement by others.

Research and Development

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

Our research and development expenses for the fiscal years ended March 31, 2003, 2002 and 2001 were $2.9 million, $3.1 million and $3.6 million.

Effect of Government Regulation of our Business

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that affect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Please see the section entitled “Risk Factors” in Item 3, Key Information, as well as Item 10. Additional information, for more information on the effects of governmental regulation of our business.

Legal Proceedings

On December 17, 2001, Reka Maximovitch filed an action in the Superior Court of the State of California, Alameda County, against us and our former officer and director, Phaneesh Murthy. The complaint alleged that we and Phaneesh Murthy sexually harassed her and terminated her employment in violation of public policy, specifically California’s public policy against sex discrimination. The complaint also asserted claims against Phaneesh Murthy for stalking and intentional infliction of emotional distress. The complaint sought unspecified damages, as well as punitive damages and attorneys’ fees and costs. We filed an answer denying the allegations of the complaint, and asserted what we believe were various meritorious defenses to the claims. Recently, we and Phaneesh Murthy reached a settlement with Ms. Maximovitch, and we expect the matter will soon be dismissed with prejudice. The settlement amount is for US $3 million, of which we will contribute US $1.5 million. This amount is not material to our operations.

Organizational structure

We hold a majority interest in the following company:

•	Progeon.We established Progeon Limited in April 2002, under the laws of India. Progeon issued 12,250,000 equity shares of par value $0.20 per share to its holding company, Infosys, in exchange for an aggregate consideration of $2,500,000 (“First Tranche subscription”). In terms of the stock subscription agreement between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon, Infosys is also required to subscribe to an additional 12,250,000 equity shares of par value $0.20 each in Progeon on or before the date of the first anniversary of the First Tranche Subscription.

On June 14, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares of par value $2.0 per share to CIFC at an issue price of $2.28 (equivalent to Rs. 112) per share, in exchange for an aggregate consideration of $10,000,000. Unless earlier converted, pursuant to an agreement between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) date or (ii) September 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. The dividend on the preference shares for the period ended March 31, 2003 is payable.

We have also made a number of strategic investments in private venture financed companies. We typically make these investments based on the valuable experience our IT professionals will gain in the niche technologies that these investee companies work on. The aggregate value of such investments is $4.6 million. During the year ended March 31, 2003, we invested $54,378 in such companies.

Property, plants and equipment

Our principal campus, “Infosys City” is located at Electronics City, Bangalore, India. Infosys City consists of approximately 2.45 million square feet of land and 1.35 million square feet of operational facilities. The campus features:

•	900,000 square feet of landscaped area;

•	162 conference rooms;

•	An Education and Research unit consisting of 115,000 square feet of facilities space, including a library, six class rooms and six training rooms, computer-based learning and audio-visual aids, and over 70 faculty rooms;

•	A Management Development Center consisting of 75,500 square feet of facilities space, with 21 class rooms and 22 faculty rooms;

•	A world-class conference room with the capacity to simultaneously video-conference 24 locations across the globe;

•	Leisure facilities, including cafeterias, tennis courts, a miniature golf course, a basketball court, a swimming pool, and a health club; and

•	A store selling Infosys branded merchandise and a grocery store.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links, video-conferencing and captive generators.

We have acquired some land parcels for various facilities, pursuant to long-term leases with a purchase option, by entering into “conditional purchase agreements” which are used by the State of Karnataka to make land available to private companies for specific purposes. Under the conditional purchase agreements, property is sold subject to a long-term (typically 25-years), rental-free lease that transfers ownership to the buyer at the end of the period provided that the buyer uses the land for specified purposes. These agreements require us to use the various parcels for software development facilities. Typically, we pay 99% of the purchase price at the time the agreement is signed and pay the remaining 1% when the term is concluded. Land so acquired is shown as a “conditional purchase” in the table below.

We have ten sales and marketing offices in the United States, four in India, two in Australia and one each in Argentina, Belgium, Canada, China, Germany, France, Hong Kong, Japan, Netherlands, Singapore, Sweden, Switzerland, the UAE and the United Kingdom. We believe our facilities are optimally utilized. Appropriate expansion plans are being planned and undertaken to meet our future growth.

Material plans to construct, expand and improve facilities

On November 15, 2002, we leased about 27,000 square feet of space for a planned business continuity and disaster recovery facility in Mauritius. We are in the process of completing the interior design, which we expect will be ready for occupancy by the third quarter of the current fiscal year. As of March 31, 2003, we have spent approximately $ 140,000 on the facility. We estimate the total cost of completing this facility to be $ 10.5 million, all of which will be paid in cash. Once complete, we expect this facility to provide continuity of business to our clients in case of any disaster in India.

Our most significant leased and owned properties are listed in the table below:

	Building	Land

Location	Approx. Sq. ft.	Approx Sq. ft.	Ownership

Software Development Facilities
Bangalore (Infosys City), Karnataka	1,346,536	2,152,582	Conditional Purchase
		305,139	Owned
Bangalore (B.T.M. Layout), Karnataka	11,300	—	Leased
Bangalore (Koramangala), Karnataka	22,000	—	Leased
Bangalore (Dickenson Road), Karnataka	7,000	—	Owned
Bangalore (J.P. Nagar), Karnataka	59,500	—	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	189,000	1,089,004	Conditional Purchase
Chennai (Sholinganallur), Tamil Nadu	345,629	577,608	Conditional Purchase
Hyderabad (Manikonda Village), Andhra Pradesh	317,000	1,306,805	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mohali (S.A.S. Nagar Industrial Area), Chandigarh	21,000	—	Leased
Mysore (Hebbal Electronic City), Karnataka	418,450	9,934,294	Conditional Purchase
Pune (Hinjewadi), Maharashtra	502,937	1,089,004	Conditional Purchase

	3,438,352	16,574,226

Proposed Software Development Facilities
Bangalore (Infosys City), Karnataka	245,000	—	Conditional Purchase
Chennai (Sholinganallur), Tamil Nadu	75,688	—	Conditional Purchase
Pune (Hinjewadi), Maharashtra	86,710	—	Conditional Purchase
Mauritius	27,000	1,135,417	Leased

	434,398	1,135,417

Proximity and Global Development Facilities
Berkeley Heights, New Jersey	17,000	—	Leased
Boston, Massachussetts	33,600	—	Leased
Chicago, Illinois	17,000	—	Leased
Croydon, England	10,000	—	Leased
Fremont, California	17,700	—	Leased
Phoenix, Arizona	4,000	—	Leased
Toronto, Ontario	20,500	—	Leased
Melbourne, Australia	9,114	—	Leased
Tokyo, Japan	6,894	—	Leased
Charlotte, North Carolina	11,057	—	Leased

	146,865

	Building	Land

Location	Approx. Sq. ft.	Approx Sq. ft.	Ownership

Other
Bangalore (J.P. Nagar Sarakki), Karnataka	–	16,553	Owned
Bangalore (Adarsh Gardens), Karnataka	78,700	–	Owned
Bhubaneswar (Jayadev Vihar Mouza), Orissa	–	293,334	Conditional Purchase
Mangalore (Kadri Kambala Crossroad), Karnataka	5,100	–	Owned
Mumbai (Vallabhai Patel Road), Maharashtra	13,620	–	Owned
Pune (Shanti Sadan Erandawane), Maharashtra	3,300	–	Owned

	100,720	309,887

Item 5: Operating and Financial Review and Prospects

Operating results

This information is set forth under the caption “Management’s discussion and analysis of financial condition and results of operations” below and such information is incorporated herein by reference.

Liquidity and Capital Resources

This information is set forth under the caption “Management’s discussion and analysis of financial condition and results of operations” below and such information is hereby incorporated herein by reference.

Research and development, patents and licenses, etc.

We have committed and expect to continue to commit in the future, a material portion of resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

Our research and development expenses for the fiscal years ended March 31, 2003, 2002 and 2001 were $2.9 million, $3.1 million and $3.6 million, respectively.

Trend information

Management’s discussion and analysis of financial condition and results of operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Annual Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. We provide end-to-end business solutions that leverage technology, thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle, encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer business process management services through our majority-owned subsidiary, Progeon Limited, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999.

Our revenues grew from $ 121.0 million in fiscal 1999 to $ 753.8 million in fiscal 2003, representing a compound annual growth rate of 58.0%. Our net income grew from $ 17.5 million, after a one-time stock compensation expense to $ 194.9 million during the same period, representing a compound annual growth rate of 83.0%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For fiscal 2003, 91.9% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 1999 and March 31, 2003 our total employees grew from approximately 3,770 to approximately 15,400, representing a compound annual growth rate of 42.2%. In addition, Progeon Limited had approximately 540 employees as of March 31, 2003.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 73.0% of our total revenues from North America, 17.7% from Europe, 2.1% from India and 7.2% from the rest of the world for fiscal 2003.

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe, basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.6% of our total revenues for fiscal 2003.

We have also experienced pricing pressure from our clients, especially during the recent economic downturn, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, subcontracting costs, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

We typically assume full project management responsibility for each project that we undertake. Approximately 66.9% of the total billed person months during fiscal 2003 was performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own IT development needs, and we do not perform subcontracted work for other IT service providers. For fiscal 2003 approximately 3.8 % of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower IT professional utilization resulting in a higher than expected number of unassigned IT professionals. In addition, we do not fully utilize our IT professionals when they are enrolled in training programs, particularly our 14-week training course for new employees. Because a large percentage of new hires begin their initial training in the second fiscal quarter, our utilization rates have historically been lower in the second and third quarters of our fiscal year.

Selling and marketing expenses represent 5.0%, 5.0% and 7.4% of total revenues for fiscal 2001, 2002 and 2003. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, sales and marketing offices and telecommunication. We have recently decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Our amortization of stock compensation expense consists of the portion of amortization expenses which have not been included in cost of revenues. The non-cash compensation expense arises from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of intellectual property rights. We amortize intellectual property rights over a period of one through five years.

Other income includes interest income, foreign currency exchange gains / losses and provisions for losses on investments.

Our functional currency is the Indian rupee and the financial statements included in this Annual Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange bank to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;
•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency; or EEFC, account with an authorized dealer; or
•	use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively lower tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $ 57.3 million, $ 67.3 million and $ 71.9 million for fiscal 2001, 2002 and 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning April 1, 2000.

When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2003 was 17.7% and our Indian statutory tax rate for the same period was 36.8%.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

		Fiscal
	2001	2002	2003

Revenues	100%	100%	100%
Cost of revenues including amortization of stock compensation expenses	52.4%	53.8%	55.4%
Gross profit	47.6%	46.2%	44.6%
Operating Expenses:
Selling and marketing expenses	5.0%	5.0%	7.4%
General and administrative expenses	8.9%	8.1%	7.7%
Amortization of stock compensation expenses	0.4%	0.3%	0.3%
Amortization of intangible assets	–	–	0.3%
Total operating expenses	14.3%	13.4%	15.7%
Operating income	33.3%	32.8%	28.9%
Other income, net	2.3%	2.5%	2.4%
Income before income taxes	35.6%	35.3%	31.3%
Provision for income taxes	3.7%	5.1%	5.5%

Net income	31.9%	30.2%	25.8%

Results for fiscal 2003 compared to fiscal 2002

Revenues. Our revenues were $ 753.8 million in fiscal 2003, representing an increase of $ 208.8 million, or 38.3% over revenues of $ 545 million for fiscal 2002. This increase was attributable to an increase in billed person months of 44.4%, offset by a 6.1% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.6% and 36.6% of revenues for each of fiscal 2003 and 2002, while our clients in other industries comprised 19.4% and 18.3% of revenues for each of fiscal 2003 and 2002. Sales of our software products represented 4.6% of our total revenues for fiscal 2003, as compared to 4.0% for fiscal 2002. Revenues from services represented 95.4% of total revenues for fiscal 2003, as compared to 96% for fiscal 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 36.7% and 63.3% of total revenues for fiscal 2003, as compared to 31.6% and 68.4% for fiscal 2002. Revenues from North America, Europe, India and the rest of the world represented 73.0%, 17.7%, 2.1% and 7.2% of total revenues for fiscal 2003 as compared to 71.2%, 19.5%, 2.0% and 7.3% for fiscal 2002.

Cost of Revenues. Our cost of revenues was $ 417.4 million for fiscal 2003, representing an increase of $ 124.4 million, or 42.5%, over our cost of revenues of $ 293.0 million for fiscal 2002. Cost of revenues represented 55.4% and 53.8% of total revenues for fiscal 2003 and 2002. This increase in our cost of revenues was partially attributable to an increase of approximately $ 10.7 million in compensation paid to our Indian employees working in the United States to comply with new immigration regulations effective July 2001; compensation of new hires of $ 18.9 million and increased personnel costs of approximately $ 65.4 million; foreign travel costs of approximately $ 10.6 million; software purchased for own use approximately $ 4.4 million; depreciation expenses of approximately $ 3.4 million and professional charges of approximately $ 13.6 million paid to sub-contractors. This increase was offset by a decrease of $ 2.4 million in our telecommunication expenses and $ 2.1 million in the provision for post-sales client support. Cost of revenues includes amortization of stock compensation expense of $ 2.8 million and $ 3.0 million for fiscal 2003 and 2002 respectively.

Gross Profit. As a result of the foregoing, our gross profit was $ 336.4 million for fiscal 2003, representing an increase of $ 84.4 million, or 33.5%, over our gross profit of $ 252.0 million for fiscal 2002. As a percentage of revenues, gross profit decreased to 44.6% for fiscal 2003 from 46.2% for fiscal 2002. This decrease was attributable to a 42.5% increase in cost of revenues from fiscal 2002 to fiscal 2003, offset by a 38.3% increase in revenues in the same period. As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore to companies like ours and therefore our client base and revenues have continued to grow. However, we continue to experience erosion in our gross profit with significant pricing pressures in our core service offerings, as a result of client’s needs to reduce their costs and the increased competitive environment among IT companies. We expect these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing clients, we continue to focus on expanding our service offerings into areas with higher and sustainable price margins, on managing our cost structure, and on anticipating and correcting for decreased demand, and skill and pay level imbalances in our personnel. Our immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed or non-billable IT professionals. We also seek to reduce infrastructure and corporate expenses through deferral of certain non-critical expansion initiatives and reductions in our third party vendor pricing plans.

Selling and Marketing Expenses. We incurred selling and marketing expenses of $ 55.6 million in fiscal 2003, representing an increase of $ 28.5 million, or 105.2%, over the $ 27.1 million expended in fiscal 2002. As a percentage of total revenues, selling and marketing expenses were 7.4% and 5.0% for fiscal 2003 and 2002. The number of our sales offices increased to 30 as of March 31, 2003 from 28 as of March 31, 2002, and the number of our sales and marketing personnel increased to 280 as of March 31, 2003, from 143 as of March 31, 2002. This increase in personnel is attributable to the reclassification during fiscal 2003 of 107 account managers and business support managers, which was previously reported as cost of revenues into the sales and marketing group, and 30 new hires. Previously, the reclassified account managers primarily performed delivery support and account management functions. They were billable resources during this period and their costs were included in cost of revenues. Since the beginning of the current fiscal year, the employees have been responsible for account management and sales. This involves creating new opportunities with clients, preparation of proposals, negotiation of contracts and collection of accounts receivables. The resources are now in a support function and are no longer billable. Accordingly, we have reclassified these expenses effective April 1, 2002. This reclassification has resulted in an increase in our selling and marketing expenses of approximately $ 8.8 million. The increase in selling and marketing expenses is also attributable to increases of approximately $ 9.4 million in personnel costs of selling and marketing employees, $ 4.3 million on travel, $ 3.3 million for brand building activities and $ 1.0 million on professional fees.

General and Administrative Expenses. Our general and administrative expenses were $ 57.8 million for fiscal 2003, representing an increase of $ 13.5 million, or 30.5%, over general and administrative expenses of $ 44.3 million for fiscal 2002. General and administrative expenses were 7.7% and 8.1% of total revenues for fiscal 2003 and 2002. This increase in general and administrative expenses was primarily attributable to increases of approximately $ 3.1 million for compensation costs, $ 4.6 million in professional fees, $ 2.0 million for telecommunications, $ 1.3 million in office maintenance costs, $ 0.8 million in power and fuel charges and $ 1.0 million for insurance expenses. The above increases have been offset by a reduction in the provision for doubtful accounts receivable of $ 2.6 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of Stock Compensation Expenses. Amortization of stock compensation expenses was $ 2.0 million for both fiscal 2003 and 2002.

Amortization of Intangible Assets. Amortization of intangible assets was $ 2.4 million for fiscal 2003, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. We recorded no amortization of intangible assets in fiscal 2002.

Operating Income. Our operating income was $ 218.6 million for fiscal 2003 representing an increase of $ 40.1 million, or 22.5%, over our operating income of $ 178.5 million for fiscal 2002. As a percentage of revenues, operating income decreased to 28.9% for fiscal 2003 from 32.8% for fiscal 2002. Excluding the amortization of stock compensation expense, our operating margin decreased to 29.5% for fiscal 2003 from 33.7% for fiscal 2002.

Other Income. Other income was $ 18.0 million for fiscal 2003 representing an increase of $ 4.1 million, or 29.5%, over other income of $ 13.9 million for fiscal 2002. Other income includes interest income of $ 16.7 million and $ 10.4 million for fiscal 2003 and 2002. Other income also includes foreign currency exchange gains of $ 4.2 million and $ 2.7 million for fiscal 2003 and 2002. The increase in other income was offset by a provision for loss on investments of $3.2 million for fiscal 2003.

In fiscal 2003, we provided for write downs to our investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media (BVI) Limited, $0.2 million for Jasdic Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities are currently in liquidation. It is unlikely that we will recover any significant additional funds on their liquidation.

Provision for Income Taxes. Our provision for income taxes was $ 41.8 million for fiscal 2003, representing an increase of $ 13.9 million, or 49.8%, over our provision for income taxes of $ 27.9 million for fiscal 2002. Our effective tax rate increased to 17.7% for fiscal 2003 from 14.5% for fiscal 2002. The increase is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in the previous fiscal year.

Net Income. Our net income was $ 194.9 million for fiscal 2003, representing an increase of $ 30.4 million, or 18.5%, over our net income of $ 164.5 million for fiscal 2002. As a percentage of total revenues, net income decreased to 25.8% for fiscal 2003 from 30.2% for fiscal 2002.

Results for fiscal 2002 compared to fiscal 2001

Revenues. Our total revenues were $545 million in fiscal 2002, representing an increase of $131.2 million or 31.7% over total revenues of $413.8 million in fiscal 2001. This increase was attributable to an increase of $141.6 million or 34.2%, in the number of projects executed, offset by a $10.4 million or 2.5% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. Custom software development, re-engineering, maintenance and software development through offshore development centers formed the majority of our revenues. The increase in revenues was attributable, in part, to a steady increase in business from existing clients and from new clients, particularly in the financial services and retail industry segments. Our financial services clients comprised 36.6% and 33.7% of revenues in fiscal 2002 and fiscal 2001, while our retail clients comprised 12.3% and 9.1% of revenues in fiscal 2002 and fiscal 2001. Net sales of Finacle™ and other products represented 4.0% of our total revenues in fiscal 2002, as compared to 2.5% for fiscal 2001. Revenues from services represented 96.0% of total revenues in fiscal 2002 as compared to 97.5% for fiscal 2001. Revenues from fixed-price, fixed-timeframe contracts and from time-and-material contracts represented 31.6% and 68.4% of total revenues for fiscal 2002, as compared to 28.2% and 71.8% for fiscal 2001. Revenues from North America and Europe represented 71.2% and 19.5% of total revenues for fiscal 2002, as compared to 73.5% and 18.8% for fiscal 2001.

Cost of Revenues. Our cost of revenues was $ 293.0 million for fiscal 2002, representing an increase of 35.1 % over cost of revenues of $ 216.7 million in fiscal 2001. Cost of revenues represented 53.8 % and 52.4 % of total revenues in fiscal 2002 and 2001. This increase in our cost of revenues was attributable to: (i) an increase of $ 46.3 million in our personnel costs; (ii) an increase of $ 6.1 million in compensation paid to our U.S. based Indian employees to comply with new immigration regulations introduced in the U.S. effective July 2001; (iii) increased personnel costs of $17.9 million for new hires; and (iv) an increase in depreciation expenses of $9.0 million. This increase was offset by a decrease in our foreign travel expenses of $ 5.5 million. Cost of revenues includes amortization of stock compensation expenses of $ 3.0 million and $ 3.2 million for fiscal 2002 and 2001 respectively.

Gross Profit. As a result of the foregoing, our gross profit was $ 252.0 million for fiscal 2002, representing an increase of 27.9% over gross profit of $ 197.1 million for fiscal 2001. As a percentage of total revenues, gross profit decreased to 46.2% for fiscal 2002 from 47.6% for fiscal 2001. This decrease was attributable to a 35.1% increase in cost of revenues from March 31, 2001 to March 31, 2002, offset by a 31.7% increase in revenues in the same period. As a result of recent uncertainty and weakness in the global economic and political environment, we believe companies will increase their efforts to outsource their IT spending to offshore companies like ours. Concurrently, we continue to experience pricing pressures and erosions in our gross profit with significant competition from larger companies. In response, we continue to expand our service offerings into areas with higher and sustainable price margins, on managing our cost structure and utilization rates.

Selling and Marketing Expenses. We incurred selling and marketing expenses of $ 27.1 million in fiscal 2002, representing an increase of 31.1% over selling and marketing expenses of $ 20.7 million for fiscal 2001. As a percentage of total revenues, selling and marketing expenses were 5.0% in both fiscal 2002 and 2001. The increase in selling and marketing expenses is mainly attributable to an increase of $ 3.0 million in salaries and $ 1.9 million in sales commission charges. The number of our sales offices increased to 28 as of March 31, 2002 from 25 as of March 31, 2001, and the number of our sales and marketing personnel increased to 143 as of March 31, 2002, up from 105 as of March 31, 2001 leading to the higher salary costs.

General and Administrative Expenses. Our general and administrative expenses were $ 44.3 million for fiscal 2002, representing an increase of 20.0% over general and administrative expenses of $ 37.0 million for fiscal 2001. General and administrative expenses were 8.1% and 8.9% of total revenues for fiscal 2002 and 2001. The increase in general and administrative expenses is attributable to increases in salaries of $ 3.8 million, power and fuel expenses of $ 1.4 million, rental expenses of $ 1.0 million, insurance charges of $ 0.5 million and property and other local taxes (non-income-tax-related) of $ 0.6 million. These increases have been offset by a decrease of $ 1.5 million in provision for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of Stock Compensation Expenses. Amortization of stock compensation expense was $ 2.0 million and $ 1.9 million in fiscal 2002 and 2001.

Operating Income. Our operating income was $178.5 million for fiscal 2002, representing an increase of 29.8% over the operating income of $137.5 million for fiscal 2001. As a percentage of revenues, operating income decreased to 32.8% for fiscal 2002, from 33.3% for fiscal 2001. Excluding the amortization of stock compensation expenses, the operating margin was 33.7% for fiscal 2002 as compared to 34.5% for fiscal 2001.

Other Income. Other income was $13.9 million for fiscal 2002 as compared to $ 9.5 million for fiscal 2001. Other income in fiscal 2002 primarily comprised of interest income of $ 10.4 million arising from the investment of cash balances, and foreign currency exchange income of $ 2.7 million and miscellaneous income of $ 0.7 million. Other income in fiscal 2001 primarily comprised of $8.5 million in interest income from the investment of cash balances, and foreign currency exchange income of $ 4.4 million, which were partially offset by a $ 3.5 million provision for investments in EC Cubed Inc. and Alpha Thinx Mobile Services AG, two companies we made strategic investments in. These write-downs were required due to the permanent impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities are currently in liquidation. It is unlikely that we will recover any significant additional funds on their liquidations.

Provision for Income Taxes. Our provision for income taxes was $ 27.9 million for fiscal 2002 compared to $15.1 million for fiscal 2001. Our effective tax rate increased to 14.5% for fiscal 2002 as compared to 10.3% for fiscal 2001. The increase in the effective tax rate was primarily attributable to an increase in foreign taxes paid on our overseas operations in fiscal 2002 as compared to fiscal 2001.

Net Income. Our net income was $164.5 million for fiscal 2002, representing an increase of 24.6% over net income of $131.9 million for fiscal 2001. As a percentage of total revenues, net income decreased to 30.2% for fiscal 2002 from 31.9% for fiscal 2001.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $ 7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $ 70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

As of March 31, 2003 we had $ 354.4 million in cash and cash equivalents, $ 444.8 million in working capital and no outstanding bank borrowings or long term debt. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $ 211.2 million and $ 191.5 million for fiscal 2003 and 2002. Net cash provided by operations consisted primarily of net income and increases in other accrued liabilities, offset in part by an increase in accounts receivable. Accounts receivable as a percentage of the last 12-month revenues represented 14.5% and 12.7% as of March 31, 2003 and 2002.

Prepaid expenses and other current assets increased by $ 5.2 million during fiscal 2003, as compared to a $1.1 million decrease during fiscal 2002. The increase in fiscal 2003 is primarily due to an increase in loans to employees. There has also been an increase in unbilled revenues by $ 15.4 million and $ 3.1 million during fiscal 2003 and 2002 respectively, as a result of an increase in the proportion of fixed-price, fixed-timeframe projects. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other accrued liabilities increased by $ 22.8 million and $ 1.5 million during fiscal 2003 and 2002, primarily due to increases in our accrued employee compensation, withholding taxes payable and provisions for expenses.

The increase in unearned revenues was $ 9.5 million during fiscal 2003. We had a decrease of $ 3.8 million during fiscal 2002. These changes resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related costs were not yet incurred. The proportion of fixed-price, fixed-timeframe contracts under which we were entitled to bill clients in advance increased to 36.7% for fiscal 2003 from 31.6% for fiscal 2002.

Net cash used in investing activities was $ 53.9 million and $ 75.8 million for fiscal 2003 and 2002. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2003 and 2002, was $ 43.2 million and $ 68.3 million. Additionally, we acquired intangible assets in the amount of $ 3.6 million and made loans to employees in the amount of $ 7.2 million during fiscal 2003. During fiscal 2002, cash used in investing activities also included loans made to employees of $ 5.5 million and purchase of investments in the amount of $ 2.2 million.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 12 to 100 months. In the aggregate, these loans represented approximately $ 28.7 million and $ 20.8 million as of March 31, 2003 and 2002.

Net cash used in financing activities for fiscal 2003 was $ 21.1 million, primarily comprised of $ 10.0 million of cash raised by the issuance of preferred stock by our subsidiary, offset by dividend payments of $ 33.9 million. Net cash used in financing activities for fiscal 2002 was $ 21.9 million, primarily comprised of dividend payments. As of March 31, 2003, we had contractual commitments for capital expenditures of $ 18.6 million. These commitments include approximately $ 14.8 million in domestic purchases and $ 3.8 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be completed by November 2003. We estimate additional capital expenditure of approximately $ 9.7 million will be made for the construction of a business continuity and disaster recovery center to be located in Mauritius, which we expect to be completed by the third calendar quarter of 2003.

We have provided information to the public regarding forward looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this annual report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	deferred taxes;

•	consolidation of majority owned subsidiaries;

•	provision for investments acquired through a non-cash transaction; and

•	accounting for foreign exchange forward contracts.

Reconciliation of Net Income

	Year ended March 31,
	2001	2002	2003

Net profit as per Indian GAAP	$136,837,806	$169,102,534	$198,005,024
Amortization of stock compensation expense	(5,081,795)	(5,009,772)	(4,803,534)
Loss of consolidated subsidiary	—	—	(653,562)
Forward contracts – marked to market	—	—	513,269
Deferred taxes	769,304	373,547	(191,156)
Provision for retirement benefits to employees	741,000	—	—
Provision for contingency/e-inventing the company (net)	(87,387)	—	—
Transfer of intellectual property rights (net of tax)	(1,230,824)	—	—
Provision for investments	—	—	2,000,000

Net income as per U.S. GAAP	$131,948,104	$164,466,309	$194,870,041

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Treasury operation’s objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange Rate Risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2003, 2002 and 2001, our U.S. dollar denominated revenues represented 89.0%, 87.7% and 89.6% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2003 and 2002, we had outstanding forward contracts in the amount of $88.0 million and $2.0 million. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair Value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. We believe that the adoption of the consensus will not have a material impact on our revenue recognition policies as the accounting for the revenue from a significant portion of our service offerings is governed by higher level GAAP literature.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the interpretation did not have a material impact on our accounting or disclosure policies.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51, that applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We have assessed the implication of this interpretation and do not have to consolidate or disclose information about variable interest entities when the interpretation becomes applicable to existing entities beginning July 1, 2003.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We are currently evaluating the impact of the Statement.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition, as well as accounting for income taxes. Our accounting policy and related procedures for revenue recognition on such contracts and on income taxes are set out below.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed price, fixed time frame or on a time and material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and AcSEC’s conclusion in paragraph 95 of SOP 97-2. Fixed price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that is reliable and that best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between labor hour input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between labor hours input and productivity.

At the end of every fiscal reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all their fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value, or VSOE, has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to the loss. We have had no significant changes in our collection policies or payment terms.

Income Taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2003. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at March 31, 2003. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2003 and 2002, we recorded valuation allowances of $0.6 million and $0.7 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Off-balance sheet arrangements

None

Item 6: Directors, Senior Management and Employees

Directors and Executive Officers

Our policy in determining our executive officers for Securities and Exchange Commission reporting purposes has traditionally been to include all statutory officers and all members of our management council. As of April 1, 2003, in line with our growth and strategic objectives, we divided our management council into two levels, one comprised of senior executives and the other comprised of directors and statutory officers. From time to time, we re-evaluate who we consider to be senior executives. The respective ages and positions of our directors and executive officers, which include only statutory officers and independent directors, as of March 31, 2003 are as follows:

Name	Age	Position

N. R. Narayana Murthy	56	Chairman of the Board and Chief Mentor
Nandan M. Nilekani (1)	48	Director, Chief Executive Officer, President and Managing Director and Chairman Management Council
S. Gopalakrishnan	48	Director, Chief Operating Officer, Head – Customer Service and Technology and Deputy Managing Director
Deepak M Satwalekar (2)(3)(4)	54	Director
Marti G. Subrahmanyam (2)(3)(4)	56	Director
Philip Yeo (1)(2)(4)(5)	56	Director
Jitendra Vir Singh * (2)(4)(5)	49	Director
Omkar Goswami(2)(3)(4)	46	Director
Larry Pressler(3)(4)(5)	61	Director
Rama Bijapurkar (1)(3)(4)	46	Director
Claude Smadja (3)(4)(5)	57	Director
K. Dinesh (1)	48	Director and Head – Human Resources Development, Information Systems, Quality and Productivity and Communication Design Group
S. D. Shibulal(1)	48	Director and Head – Customer Delivery
T. V. Mohandas Pai	44	Director, Head – Finance and Administration and Chief
		Financial Officer
Srinath Batni	48	Director and Head – Delivery (GCARE)
V. Balakrishnan	38	Company Secretary and Vice President – Finance

(1)	Member of the Investors Grievance Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent director

(5)	Member of the Nominations Committee

*	Resigned effective April 12, 2003

N. R. Narayana Murthy is one of our co-founders and has served as one of our directors since July 1981. He is currently the Chairman of our board of directors and our Chief Mentor. Prior to March 2000, Mr. Murthy was our Chief Executive Officer. Mr. Murthy has served as a director on the Board of the Reserve Bank of India since 2000. Mr. Murthy also serves on the boards of various other organizations. He serves on the Indian Prime Minister’s Council on Trade and Industry (India), the Board of Overseers at the Wharton School of the University of Pennsylvania, the Cornell University Council, and the Board of Advisors for the William F. Achtmeyer Center for Global Leadership at the Tuck School of Business. Mr. Murthy received a Bachelor of Engineering, or B.E., in Electrical Engineering from the University of Mysore and a Master of Technology, or M.Tech., in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer, President and Managing Director and Chairman Management Council. Prior to this, Mr. Nilekani served in various capacities with the Company, including as our Chief Operating Officer and Head – Banking Business Unit. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of The IndUS Entrepreneurs (TiE). He also serves on the London Business School’s Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India’s Advisory Group on Corporate Governance. Mr. Nilekani received a Bachelor of Technology, or B.Tech., in Electrical Engineering from IIT Bombay.

S. Gopalakrishnan is one of our co-founders and served as one of our directors from 1981 to 1987, and since October 1994. Mr. Gopalakrishnan is currently our Chief Operating Officer, Head – Customer Service and Technology and Deputy Managing Director. From 1999 to 2002, he served as our Deputy Managing Director and Head – Client Delivery and Technology. From 1996 to 1999, he served as our Head – Customer Service and Technology. Between 1994 and 1996, he was Head – Technical Support Services. Mr. Gopalakrishnan received an M.S. in Physics and an M.Tech. in Computer Science from IIT Madras.

Deepak M. Satwalekar has served as one of our directors since October 1997. He is currently the Managing Director and Chief Executive Officer of HDFC Standard Life Insurance Company Limited. From 1993 to 2002, he served as the Managing Director of Housing Development Finance Corporation Limited, or HDFC. He currently serves on the boards of several companies, including HDFC Limited, Tube Investments of India Limited, and Asian Paints (India) Limited. Mr. Satwalekar has served as a consultant to the World Bank and the Asian Development Bank. He also serves on the Advisory Council of IIT Bombay. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT Bombay and a Master of Business Administration, or M.B.A., in Finance from American University.

Marti G. Subrahmanyam has served as one of our directors since April 1998. He is currently the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business, New York University. Dr. Subrahmanyam has also been a visiting professor at leading academic institutions in England, France, Germany and India, including INSEAD and Churchill College at Cambridge University. He serves as a director of ICICI Bank Limited and Nomura Asset Management (U.S.A.) Incorporated. Dr. Subrahmanyam received a B.Tech. in Mechanical Engineering from IIT Madras, a Post Graduate, or P.G., Diploma in Business Administration from the Indian Institute of Management, or IIM Ahmedabad, as well as a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

Philip Yeo has served as one of our directors since October 1999. He is currently the Chairman of the Singapore Agency for Science, Technology and Research (A*STAR, formerly the National Science and Technology Board) and Co-Chairman of Singapore’s Economic Development Board. From 1986 to 2001, he served as the Chairman of Singapore’s Economic Development Board. Mr. Yeo is also the Chairman of CapitaLand, one of the largest property groups in Asia, and Singapore Precision Industries, which is involved in the engineering and production of high value aircraft engine components and systems. Mr. Yeo received a Bachelor of Science, or B.Sc., in Industrial Engineering from the University of Toronto, a Master of Science, or M.S., in Systems Engineering from the University of Singapore, and an M.B.A. from Harvard Business School, Harvard University.

Jitendra Vir Singh has served as one of our directors since October 2000. Dr. Singh is currently the Saul P. Steinberg Professor of Management at the Wharton School of the University of Pennsylvania. Dr. Singh has been a faculty member at the Wharton School since 1987. Between 1998 and 2001, he served as the Vice Dean – International Academic Affairs at the Wharton School. From 1996 to 1998, Dr. Singh was a director of the Emerging Economies Program at the Wharton School. From 1991 to 1995, he was the Research Director – Entrepreneurship at the Sol C. Snider Entrepreneurial Center at the Wharton School. Dr. Singh also serves as an advisor to Eurindia Limited, a London, and U.K. based venture capital firm. He received a B.Sc. in Physics, Mathematics and Statistics from Lucknow University, an M.B.A. from IIM Ahmedabad, a Master of Arts, or M.A., in Sociology from Stanford University and a Ph.D. in Organization Theory and Behavior from the Graduate School of Business, Stanford University.

Omkar Goswami has served as one of our directors since November 2000. He is currently the Chief Economist to the Confederation of Indian Industry. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he served as a research professor at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute (New Delhi). Dr. Goswami also serves on the board of Dr. Reddy’s Laboratories and DSP Merrill Lynch. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization For Economic Co-operation and Development. Dr. Goswami received his Master of Economics from the Delhi School of Economics and his Ph.D in Economics from Oxford University.

Larry Pressler has served as one of our directors since January 2001. He is currently the President and Chairman of the Washington, D.C. law firm, The Pressler Group, LLC. Between 1974 and 1997, he served as a member of the U.S. Congress, with 18 years in the U.S. Senate. While in the U.S. Senate, he chaired the Commerce, Science and Transportation Committee and authored the Telecommunications Act of 1996, among other legislation. Senator Pressler serves on the board of The Philadelphia Stock Exchange and Flight Safety Technologies, Inc. He also serves on the board of advisors of several private companies in the pharmaceutical, telecommunications and financial sectors. Senator Pressler received a Bachelor of Arts in Government from the University of South Dakota, a Diploma in Public and Social Administration from Oxford University under a Rhodes Scholarship, as well as a Juris Doctor from Harvard Law School, Harvard University.

Rama Bijapurkar has served as one of our directors since March 2001. She is currently an independent consultant specializing in marketing strategy and is also part of the visiting faculty at IIM Ahmedabad. From 1995 to 1997, Ms. Bijapurkar worked with McKinsey & Company as a Senior Marketing Consultant. Between 1989 and 1995, she was the Deputy Managing Director of Marketing and Research Group, a marketing and consulting company. Ms. Bijapurkar serves on the boards of Titan Industries Limited, Godrej Consumer Products Limited, Credit Rating Information Services of India Limited, and Arvind Mills Limited. She received her B.Sc in Physics from the Delhi University and a P.G Diploma from IIM Ahmedabad.

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and governments on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja serves on the boards of directors of the Edipresse and the Kudeslki Groups, as well as several private corporations. He is also the Chairman of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

K. Dinesh is one of our co-founders and has served as one of our directors since 1985. He is currently our Director and Head – Human Resources Development, Information Systems, Quality and Productivity and Communication Design Group. Between 1996 and 2001, he was our Head –Quality, Productivity and Management Information Systems. Mr. Dinesh received his M.S. in Mathematics from Bangalore University.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Progeon Limited, our majority-owned subsidiary. He is currently our Head – Customer Delivery. From 1998 to 1999, he was our Head –Manufacturing, Distribution and Year 2000 Business Unit, as well as Head – Internet and Intranet Business Unit. He received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai has served as one of our directors since May 2000. He has been our Head – Finance and Administration and Chief Financial Officer since 1996. From 1994 to 1996, he served as our Vice President of Finance. Mr. Pai is also the Chairman of Progeon Limited, our majority-owned subsidiary. Mr. Pai received his Bachelor of Commerce from St. Joseph’s College of Commerce, Bangalore and his Bachelor of Laws from the University Law College, Bangalore. Mr. Pai is also a Fellow Member of the Institute of Chartered Accountants of India.

Srinath Batni has served as one of our directors since May 2000. He is currently our Head-Delivery (GCARE). From 1996 to 2000 he served as Senior Vice President and Head-Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

V. Balakrishnan is our Company Secretary and Vice President – Finance. Between 1999 and 2001, he was our Associate Vice President – Finance. Since he joined the Company in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India.

Compensation

In fiscal 2003, our eight non-employee directors were paid an aggregate of $236,456. Directors who are also employees do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at board and the committee meetings.

We operate in numerous countries around the world, and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2003.

	Annual compensation awards					Stock options

				No. of		No. of
				Options		Options			Amount
			Other	granted		granted			accrued
			Annual	during		during			for
			Compen	the year	Grant	the year	Grant	Expiration	long term
Name	Salary	Bonus	-sation	(1999 ESOP)	price	(1998 ESOP)	price	date	benefits

N. R. Narayana Murthy	$17,749	–	$23,617	–	–	–	–	–	$5,646
Nandan M. Nilekani	17,749	–	22,008	–	–	–	–	–	5,646
S. Gopalakrishnan	17,749	–	24,171	–	–	–	–	–	5,646
K. Dinesh	17,749	–	21,731	–	–	–	–	–	5,646
S. D. Shibulal	229,182	–	31,474	–	–	–	–	–	220
Deepak M. Satwalekar	–	–	25,000	–	–	–	–	–	–
Marti G. Subrahmanyam	–	–	25,000	–	–	–	–	–	–
Philip Yeo	–	–	25,000	–	–	–	–	–	–
Jitendra Vir Singh[2]	–	–	61,456	–	–	–	–	–	–
Omkar Goswami	–	–	25,000	–	–	–	–	–	–
Larry Pressler	–	–	25,000	–	–	–	–	–	–
Rama Bijapurkar	–	–	25,000	–	–	–	–	–	–
Claude Smadja	–	–	25,000	2,000	$70	–	–	July 9, 2012	–
T. V. Mohandas Pai	20,049	–	16,928	–	–	–	–	–	6,378
Phaneesh Murthy [1]	208,952	$150,000	574,308	–	–	–	–	–	–
Srinath Batni	18,016	–	15,686	–	–	–	–	–	5,731
V. Balakrishnan	$12,252	–	$23,594	–	–	–	–	–	$5,898

1 Resigned on July 23, 2002

2 Resigned effective April 12, 2003

Board composition

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 15 directors. Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Our Articles of Association also provide that our Chairman, Mr. N. R. Narayana Murthy, is not required to retire by rotation so long as he and his family together hold at least 5% of our voting shares. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

All executive directors are liable to retire by rotation. The terms of office of the directors are given below

Expiration of current
Name	term of office	Term of office

N. R. Narayana Murthy	April 30, 2007	5 years
Nandan M. Nilekani	April 30, 2007	5 years
S. Gopalakrishnan	October 17, 2004	5 years
K. Dinesh	April 30, 2007	5 years
S. D. Shibulal	January 09, 2007	5 years
T. V. Mohandas Pai	May 26, 2005	5 years
Srinath Batni [1]	May 26, 2005	5 years
Deepak M. Satwalekar	–	Retirement by rotation
Marti G. Subrahmanyam	–	Retirement by rotation
Philip Yeo	–	Retirement by rotation
Jitendra Vir Singh [2]	–	Retirement by rotation
Omkar Goswami[1]	–	Retirement by rotation
Larry Pressler [1]	–	Retirement by rotation
Rama Bijapurkar [1]	–	Retirement by rotation
Claude Smadja	–	Retirement by rotation
Sridar Iyengar[3]	–	Retirement by rotation

[1]	Directors who are retiring by rotation and are seeking re-election at our Annual General Meeting of our stockholders scheduled to take place on June 14, 2003

[2]	Resigned effective April 12, 2003

[3]	Co-opted on April 10, 2003, subject to shareholders approval

Option Grants

There were no option grants to our Chairman, CEO, or our COO in the fiscal years ended March 31, 2003, 2002 and 2001. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled “Compensation.”

Option Exercises and Holdings

Our Chairman, CEO and COO did not exercise or hold any options during the fiscal year ended March 31, 2003. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled “Share Ownership.”

Employment and Indemnification Contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the employee director may terminate the agreement upon six months notice to the other party.

We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person’s services as our director or officer.

Board committee information

Details relating to the Audit, Compensation and Nomination committees of our board are provided below.

Audit committee

Our audit committee is comprised of six independent directors. They are:

Mr. Deepak M. Satwalekar, Chairman;
Mr. Marti G. Subrahmanyam;
Mr. Omkar Goswami;
Mr. Larry Pressler;
Ms. Rama Bijapurkar; and
Mr. Claude Smadja.

The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process – by our management, including the internal auditors and the independent auditor – and reviews the processes and safeguards employed by each.

The audit committee has adopted a charter. The charter is attached as Exhibit 99.7.

Mr. Sridar Iyengar joined our board on April 10, 2003. Mr. Iyengar has been nominated to the Audit Committee. Mr. Sridar Iyengar is an audit committee financial expert.

Compensation committee

Our compensation committee consists entirely of non-executive, independent directors, and consists of:

Mr. Marti G. Subrahmanyam, Chairman;
Mr. Deepak M. Satwalekar;
Mr. Philip Yeo;
Mr. Jitendra Vir Singh; and
Mr. Omkar Goswami.

The purpose of our compensation committee is to discharge the Board’s responsibilities relating to compensation of our executive directors and senior management. The compensation committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

The compensation committee has adopted a charter. The charter is attached as Exhibit 99.8.

Mr. Jitendra Vir Singh has resigned effective April 12, 2003.

Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors:

Mr. Claude Smadja, Chairman;
Mr. Philip Yeo;
Mr. Jitendra Vir Singh; and
Mr. Larry Pressler.

The purpose of our nominations committee is to ensure that our board is properly constituted to meet its fiduciary obligations to Infosys and our shareholders. To carry out this purpose, the nominations committee assists the board by identifying prospective director nominees and selecting and recommending to our board the director nominees for the next annual meeting of our shareholders, overseeing the evaluation of the board and management, and recommending to the board director nominees for each committee.

The nominations committee has adopted a charter. The charter is attached as Exhibit 99.9.

Jitendra Vir Singh has resigned effective April 12, 2003.

Employees

As of March 31, 2003, we had approximately 15,400 employees, including 14,000 IT professionals and additionally Progeon employed approximately 540 employees. We seek to attract and motivate IT professionals by offering:

•	an entrepreneurial environment that empowers IT professionals;

•	programs that recognize and reward performance;

•	challenging assignments;

•	constant exposure to new skills and technologies; and

•	a culture that emphasizes openness, integrity and respect for the employee.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2003, we received approximately 614,700 applications, interviewed approximately 22,700 applicants and extended job offers to approximately 6,200.

Performance Appraisals

We use a 360-degree appraisal system in addition to our proprietary performance appraisal methodology to appraise each employee and to provide him or her feedback and set objectives for career development.

Training and Development

We spend significant resources on training and continuing education. We employ 80 faculty members, including 60 with doctorate or master’s degrees. The faculty conducts three-month training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills for all employees. We have recently set up a 200-acre campus at Mysore, India, which we call the Infosys Leadership Institute, to prepare our employees to face the complexities of the rapidly changing marketplace, and to influence work culture through leadership training.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance incentive plan to link our performance as a company and compensation for each employee.

Share ownership

The following table sets forth as of March 31, 2003, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2003. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 47.53 per $1.00. The share numbers and percentages listed below are based on 66,243,078 equity shares outstanding as of March 31, 2003. Amounts representing less than 1% are indicated with an “*”.

Equity Shares
Name	shares
beneficially	beneficially	% of equity	Equity Shares	Exercise	Date of
owned	owned	shares	underlying options granted	price	Expiration

N. R. Narayana Murthy [1]	4,738,400	7.15	–	–	–
Nandan M. Nilekani [2]	3,290,400	4.97	–	–	–
S. Gopalakrishnan [3]	3,180,000	4.80	–	–	–
K. Dinesh [4]	2,333,400	3.52	–	–	–
S. D. Shibulal [5]	2,106,000	3.18	–	–	–
T. V. Mohandas Pai	*	*	–	–	–
Srinath Batni	*	*	–	–	–
Deepak Satwalekar	*	*	–	–	–
Marti G. Subrahmanyam	*	*	–	–	–
Philip Yeo	*	*	–	–	–
Jitendra Vir Singh[6]	*	*	–	–	–
Omkar Goswami	*	*	–	–	–
Larry Pressler	*	*	–	–	–
Rama Bijapurkar	*	*	–	–	–
Claude Smadja	*	*	–	–	–
V. Balakrishnan	*	*	–	–	–

Total	15,648,200	23.62

[1]	Shares beneficially owned by Mr. Murthy include 4,210,500 Equity Shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

[2]	Shares beneficially owned by Mr. Nilekani include 1,899,500 Equity Shares owned by members of Mr. Nilekani’s immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.

[3]	Shares beneficially owned by Mr. Gopalakrishnan include 2,141,160 Equity Shares owned by members of Mr. Gopalakrishnan’s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

[4]	Shares beneficially owned by Mr. Dinesh include 1,570,200 Equity Shares owned by members of Mr. Dinesh’s immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.

[5]	Shares beneficially owned by Mr. Shibulal include 1,696,080 Equity Shares owned by members of Mr. Shibulal’s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.

[6]	Resigned effective April 12, 2003

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2003

		Weighted average
Class of securities	Total securities	exercise price	Expiration dates

Equity shares	106,900	$70.98	Nov 2003-Oct 2011
American Depositary Shares	18,000	$26.03	Nov 2003-Oct 2011

Option plans

1994 Employees Stock Offer Plan

In September 1994, we established our 1994 Employees Stock Offer Plan, or the 1994 Plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by us, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $5,081,795, $5,009,772 and $4,803,534 and in the fiscal 2001, 2002 and 2003, respectively. The 1994 plan lapsed in fiscal 2000 and, consequently, no further shares will be issued to employees under this plan.

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 stock plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-qualified stock options. The 1998 stock plan was approved by our board of directors in December 1997, and by our shareholders in January 1998. Unless terminated sooner by our board of directors, the 1998 stock plan will terminate automatically in January 2008. A total of 1,600,000 ADSs, representing 800,000 equity shares, are currently reserved for issuance under the 1998 stock plan. All options granted under the 1998 stock plan will be exercisable for our ADSs.

Our compensation committee administers the 1998 stock plan. The committee has the power to determine the terms of the options granted, including exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 1998 stock plan, provided that no such action may affect any ADS previously issued and sold or any option to purchase an ADS previously granted under the 1998 stock plan.

The 1998 stock plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 1998 stock plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 stock plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 1998 stock plan may not exceed 10 years.

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

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 Plan. Our shareholders and board of directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by our compensation committee. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value, or FMV. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 plan are exercised for equity shares.

The 1999 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. Unless a prior shareholder approval has been obtained, the exercise price of stock options granted under the 1999 Plan must at least equal the fair market value of the equity shares on the date of grant.

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

Item 7: Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth as of March 31, 2003, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2003. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. Except as otherwise noted below, the address for each person listed on the table is c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore 561 229 India. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 66,243,078 equity shares outstanding, as of March 31, 2003.

		No of shares		No of shares		No of shares
Name of the	Class of	beneficially	% of	beneficially	% of	beneficially	% of
beneficial owner	security	held [1,2]	class	held [1,2]	class	held [1,2]	class

		March 31, 2003		March 31, 2002		March 31, 2001

N. R. Narayana Murthy [1]	Equity shares	4,738,400	7.15	4,819,400	7.28	4,906,400	7.42
Nandan M. Nilekani [2]	Equity shares	3,290,400	4.97	3,295,900	4.98	3,331,900	5.04
Emerging Markets
Growth Fund Inc. [3]	Equity shares	4,840,954	7.31	4,046,080	6.11	3,335,820	5.04
Government of Singapore	Equity shares	268,915	0.41	2,484,655	3.75	3,625,402	5.48
Shareholding of all directors and officers as a group (16 persons) [4]		15,920,701	23.29

1.	Shares beneficially owned by Mr. Murthy include 4,210,500 Equity Shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

2.	Shares beneficially owned by Mr. Nilekani include 1,899,500 Equity Shares owned by members of Mr. Nilekani’s immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.

3.	Emerging Markets Growth Inc. is a US registered mutual fund

4.	Comprised of 221,801 shares owned by non-founder directors and officers and 50,700 options that are currently exercisable or exercisable within 60 days of March 31, 2003 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 68,349,213 equity shares which includes 2,106,135 options that are currently exercisable or exercisable by all employees within 60 days of March 31, 2003.

Our American Depository Shares are listed on the NASDAQ National Market. Each ADS represents one half of one equity share of par value Rs. 5/ - (or $ 0.16) per share. Our ADSs are registered pursuant to section 12(g) of the Securities Exchange Act, 1934 and, as of March 31, 2003 are held by approximately 11,673 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Overseas Corporate Bodies or OCBs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently over 37.24% of our equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporates registered in the United States and else where. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Related party transactions

We believe that all transactions described in this section are on no less favorable terms to us than on terms that could be obtained from disinterested third parties.

Progeon

We established Progeon Limited in April 2002, under the laws of India. Progeon issued 12,250,000 equity shares of par value $0.20 per share to its holding company, Infosys, in exchange for an aggregate consideration of $2,500,000 (“First Tranche subscription”). In terms of the stock subscription agreement between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon, Infosys is also required to subscribe to an additional 12,250,000 equity shares of par value $0.20 each in Progeon on or before the date of the first anniversary of the First Tranche Subscription.

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

In September 1997, we purchased 2,000,000 shares of series A preferred stock of Yantra at $0.75 per share. On October 20, 1998, we sold 1,363,637 shares of series A preferred stock of Yantra at $1.10 per share to an unaffiliated purchaser. As a result of this sale, we reduced our aggregate interest in Yantra to less than 50% of its voting stock. On February 14, 2002, we entered into an agreement with Yantra to exchange 5,500,000 shares of common stock of Yantra, that we held, for a pre-paid warrant to purchase up to 5,500,000 shares of common stock of Yantra at an exercise price of $0.01 per share. We currently hold 16% of the total outstanding stock of Yantra. Venture investors and management hold the remainder of the capital stock. We have not recognized Yantra in our financial statements after October 20, 1998. The carrying value of this investment is nil as of March 31, 2003.

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

Our following directors and executive officers have a financial interest in OnMobile:

•	S.D. Shibulal holds 500,000 shares of common stock of OnMobile, which he purchased for $0.0435 per share in cash;

•	S. Gopalakrishnan holds 200,000 shares of common stock of OnMobile, which he purchased for $0.435 per share in cash; and

•	V. Balakrishnan holds options to purchase 100,000 shares of common stock of OnMobile at an exercise price of $0.0435 per share.

Employment and indemnification agreements

We have entered into agreements with our employee directors that provide for a monthly salary, performance bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person’s services as our director or officer.

Loans to Employees

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 12 to 100 months. In the aggregate, these loans represented approximately $ 16.0 million, $ 20.8 million, and $ 28.7 million for fiscal 2001, 2002 and 2003.

Item 8: Financial Information

Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 in this Annual Report and are incorporated herein by reference:

•	Independent auditor’s report

•	Balance sheets as of March 31, 2002 and 2003

•	Statements of Income for the years ended March 31, 2001, 2002 and 2003

•	Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2001, 2002 and 2003

•	Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003

•	Notes to the financial statements

•	Financial Statement Schedule – Valuation and qualifying accounts

Export Revenue

For the fiscal year ended March 31, 2003, we generated $738.1 million or 97.9% of our total revenues, from the export of our products and services out of India.

Legal Proceedings

This information is set forth under Item 4 under the heading “Legal Proceedings” and such information is incorporated herein by reference.

Dividends

Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Dividends may be paid out of profits of an Indian company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

In fiscal 2003, we declared cash dividends of approximately $0.51 per equity share or $0.26 per ADS. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to U.S. dollars are based on the average of the monthly average of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

	Dividend per	Dividend per	Dividend per
Fiscal	Equity Share (Rs.)	Equity Share ($)	ADS ($)

2003	25.00	0.51	0.26
2002	15.00	0.35	0.17
2001	5.50	0.14	0.07

Significant changes

None.

Item 9: The Offer and Listing

Price history

Our equity shares are traded in India on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or BSE, the Bangalore Stock Exchange, or BgSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on Nasdaq under the ticker symbol “INFY”. Each ADS represents one-half of one equity share. Our ADSs began trading on the Nasdaq on March 11, 1999.

As of March 31, 2003, we had 66,243,078 equity shares issued and outstanding. As of March 31, 2003, there were approximately 11,670 record holders of ADSs evidencing 4,321,740 ADRs (equivalent to 2,160,870 equity shares). As of March 31, 2003, there were approximately 77,010 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Stock prices have been restated to reflect our 2-for-1 stock splits in each of fiscal 1999 and 2000. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 47.53 per $1.00.

	BSE		NSE		BgSE
	Price per Equity		Price per Equity		Price per Equity		Nasdaq
	Share		Share		Share (1)		Price per ADS

Fiscal	High	Low	High	Low	High	Low	High	Low

2003	$102.52	$61.75	$102.50	$61.79	—	—	$86.83	$46.55
2002	102.28	45.36	102.55	44.50	$90.47	$57.44	81.50	30.60
2001	223.56	78.71	223.04	79.22	222.34	79.00	284.56	60.13
2000	290.61	26.40	293.12	26.41	294.02	50.49	375.00	19.63
1999	36.81	9.67	36.37	9.69	11.78	6.44	25.00	18.69

(1)  There were no trades of our shares on the BgSE since August 2002.

	BSE		NSE		BgSE
	Price per Equity		Price per Equity		Price per Equity		Nasdaq
	Share		Share		Share (1)		Price per ADS

Fiscal	High	Low	High	Low	High	Low	High	Low

2004
First Quarter (through May 9, 2003)	$92.55	$50.99	$92.57	$48.39	—	—	$65.50	$38.51
2003
First Quarter	$86.26	$64.28	$84. 14	$64.22	—	—	$70.50	$46.55
Second Quarter	78.06	61.75	78.01	61.79	—	—	60.68	48.00
Third Quarter	102.04	70.48	101.87	70.48	—	—	86.83	50.84
Fourth Quarter	102.52	83.25	102.50	75.43	—	—	75.52	55.10
2002
First Quarter	$92.05	$57.24	$91.04	$56.83	$90.47	$57.44	$81.50	$50.65
Second Quarter	84.75	46.50	83.94	44.50	75.74	69.43	69.90	30.60
Third Quarter	98.59	45.36	98.36	45.39	—	—	70.11	31.69
Fourth Quarter	102.28	73.43	102.55	73.41	—	—	76.20	51.15
2001
First Quarter	$223.56	$117.82	$223.04	$116.24	$222.34	$115.74	$284.56	$130.75
Second Quarter	187.88	131.60	188.28	131.61	189.31	131.08	186.94	96.50
Third Quarter	169.19	113.95	169.20	114.08	168.84	113.84	147.25	90.06
Fourth Quarter	147.02	78.71	146.01	79.22	149.38	79.00	131.38	60.13

Month	High	Low	High	Low	High	Low	High	Low

November 2002	$98.32	$79.93	$98.31	$79.95	—	—	$86.83	$68.70
December 2002	102.04	92.28	101.87	92.37	—	—	58.50	61.95
January 2003	102.52	87.92	102.50	87.94	—	—	75.52	59.89
February 2003	95.71	85.46	95.62	85.64	—	—	69.00	59.50
March 2003	94.02	83.25	94.02	75.43	—	—	67.25	55.10
April 2003	92.55	50.92	92.57	48.39	—	—	63.10	40.25

(1)  There were no trades of our shares on the BgSE since August 2002.

Source for all tables above: Datastream and www.bseindia.com for BSE quotes, finance.yahoo.com for Nasdaq quotes, Datastream, and www.nse-india.com for NSE quotes and The Economic Times for BgSE quotes.

On May 9, 2003, the closing price of equity shares on the BSE was Rs. 2,928.60, equivalent to $61.62 per equity share ($30.81 per ADS on an imputed basis).

The Indian Securities Trading Market

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, the BSE, and the NSE.

The six major stock exchanges in India are the BSE, the stock exchanges at Ahmedabad, Kolkata, Chennai and Delhi, and the NSE. These exchanges account for more than 90% of the market capitalization of listed Indian companies. The BSE and NSE together dominate the stock exchanges in India, in terms of the number of listed companies, and the market capitalizations and trading activities of those companies.

Until March 31, 2003, the stock exchanges in India operated on a trading day plus three, or T+3, rolling settlement system. At the end of the T+3 period, obligations settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Thursday. As of April 1, 2003, the stock exchange in India now operate on a trading day plus two, or T+2, rolling settlement system. The Securities and Exchange Board of India, or SEBI, has proposed to move to a T+1 settlement system in the future.

In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members. There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks, including ours):

Market Wide Circuit Breakers. Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted.

Price Bands. Price bands are circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.

The National Stock Exchange of India Limited

The estimated market capitalization of stocks traded on the NSE as of March 31, 2003 was approximately Rs. 5,371 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositary on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The Stock Exchange, Mumbai

The BSE was established in 1875 and is the oldest exchange in India today. The estimated market capitalization of stocks trading on the BSE as of March 31, 2003 was Rs. 5,462 billion. The BSE began allowing online trading in May 1995. As of July 2002, the BSE had 711 members, comprising 212 individual members, 477 Indian companies and 22 foreign institutional investors. Only a member of the exchange has the right to trade in the stocks listed on the exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m.

Depositories

The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depository facilities for trading in equity and debt securities in India. The SEBI has also provided that the issue and allotment of shares in initial public offerings shall only be in electronic form.

Item 10: Additional Information

Share capital

Not applicable.

Memorandum and Articles of Association

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are included as exhibits or incorporated by reference to the registration statement of which this Annual Report forms a part and by the provisions of applicable law.

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 15 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our Articles of Association also provide that our Chairman, Mr. N. R. Narayana Murthy, is not required to retire by rotation, so long as he and his family together hold at least 5% of our voting shares. The necessary resolution for deleting this article is being placed in the shareholders meeting to be held on June 14, 2003. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65. Our Aricles of Association do not require that our directors have to hold shares of our company in order to serve on our board of directors.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the board of directors in accordance with provisions prescribed by the Government of India.

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

•	To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services.

•	To carry on all kinds of business as importer, exporter, buyers, sellers and lessors of and dealers in all types of components and equipments necessary to provide the services our objects enlist.

•	To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipments, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipments and controls for any engineering applications, and all other related components, parts and products used in communication and computers.

•	To conduct or otherwise subsidise or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes.

•	To carry on any other trade or business whatsoever as can in our opinion can be advantageously or conveniently carried on by us.

Description of Equity Shares

Our authorized share capital is 100,000,000 equity shares, par value Rs. 5 per share. As of March 31, 2003, 66,243,078 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2003, we had outstanding options to purchase 5,061,171 equity shares and 2,503,406 ADSs. For the purposes of this Annual Report, “shareholder” means a shareholder who is registered as a member in our register of members.

Dividends

Under the Indian Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the Annual General Meeting, approve a dividend in an amount less than that recommended by the board of directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to a fund created by the Government of India. After the transfer to this fund, such unclaimed dividends may not be claimed.

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year.

The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the general reserve or surplus in the company’s profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

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

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least ten percent of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman has a deciding vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. As per the Indian Companies Act, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. One-third of the directors who are subject to retirement by rotation must retire each year. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the Memorandum of Association to alter the objects of the company and changing the registered office of the company;

•	the issuance of shares with differential voting rights;

•	the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures;

•	the election of a small shareholders’ director; and

•	buy back of shares.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our board of directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Indian Companies Act, our board of directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our board of directors refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Company Law Board may, on application made by the company, a depository incorporated in India, an investor, a participant, the Securities and Exchange Board of India or other parties, direct the rectification of the register of members. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention.

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

Audit and Annual Report

At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. Under the Indian Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

An acquisition by a company of its own shares that does not rely on an approval of the High Court must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on several recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a Company’s purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

There can be no assurance that equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback is not entirely clear. ADS investors are advised to consult their legal advisors prior to participating in any buyback by us, including any related regulatory approvals and tax issues.

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

Discriminatory Provisions in Articles

There are no provisions in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. Our Articles of Association currently provide that our Chairman, Mr. N.R. Narayana Murthy, is not required to retire as our Managing Director so long as he and his family together hold at least 5% of our voting shares.

Alteration of Shareholder Rights

Under the Indian Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation are contained in the memorandum or articles of association of the company, or in the absence of any such provision in the memorandum or articles of association, if such variation is not prohibited by the terms of issue of the shares of that class.

Under the Indian Companies Act, the Articles may be altered by a special resolution of the shareholders.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, imposed by Indian law are discussed in the “Risk Factors” elsewhere in this filing.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders. In addition a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% or 10% or 14% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 75% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, is required to notify the company and all the stock exchanges where the shares are listed. A holder of ADSs would be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a purchase of our equity shares results in the purchaser and its affiliates holding more than 5% of our outstanding equity shares or voting rights, the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15% of our outstanding voting rights, then the purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting rights of our total outstanding equity shares at a prescribed price.

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

The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

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

Material Contracts

Not applicable.

Currency Exchange Controls

Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999 or the FEMA, which replaced the more stringent Foreign Exchange Regulation Act, 1973, effective as of June 1, 2000. The Foreign Direct Investment

Policy under the Reserve Bank of India’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the Reserve Bank of India, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than non-resident Indians, or NRIs, or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie-up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, (ii) NRIs or OCBs are permitted to sell shares or convertible debentures of an Indian company to other NRIs or OCBs and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India. In all other cases, prior approval of the Reserve Bank of India is necessary. For the sale of existing shares or convertible debentures of an Indian company by a resident to a non resident the transferor should obtain approval of the Central Government (Govt. of India) and thereafter make an application to Reserve Bank of India for permission. In such cases the Reserve Bank of India may permit the transfer subject to such terms and conditions, including the price at which the sale may be made.

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as modified from time to time, promulgated by the Government of India. The 1993 Regulations are in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulations also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purposes of the application of Indian tax law. In March 2001, the Reserve Bank of India issued notifications permitting, subject to certain conditions, two-way fungibility of ADSs. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to compliance with certain requirements and the limits of sectoral caps as applicable.

Fungibility of ADSs

In March 2001, the Reserve Bank of India amended the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000 and established two alternative methods to allow equity shares converted into and sold as ADSs.

Pursuant to this amendment, a registered broker in India can purchase shares of an Indian company that has issued ADSs, on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

•	the shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the Custodian to the ADS offering of the Indian company and are deposited with the Custodian;

•	the shares purchased for conversion into ADSs do not exceed the number of shares that were released by the Custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement; and

•	a non-resident investor, broker, the Custodian and the Depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the related guidelines issued by the Central Government from time to time.

Alternatively, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India at a price to be determined by the managing underwriters for the offering. However, the sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the ADS offering is approved by the Foreign Investment Promotion Board and the shareholders of the issuer in an extraordinary general meeting;

•	the facility is available to all the shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month;

•	the sale of the existing shares by the Indian shareholders are made in compliance with the Foreign Direct Investment policy in India;

•	the number of shares offered by the Indian shareholders are subject to limits in proportion to the existing holdings of the Indian shareholders when the sale is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

The issuer company is also required to furnish a report to the Reserve Bank of India specifying the details of the offering including amount raised through the offering, number of ADSs issued, underlying shares offered and percentage of equity in the issuer.

Foreign Direct Investment

In July 1991, the Government of India issued a New Industrial Policy, and raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The Reserve Bank of India gave automatic approval for such foreign equity holdings within specified limits in certain priority industries. The Foreign Investment Promotion Board currently under the Ministry of Finance, but formerly under the Ministry of Industry, was thereafter formed to approve proposals of foreign direct investment by foreign companies wishing to make considerable long-term investments. Over a period of time, the Government of India has relaxed the restrictions on foreign investment considerably. Currently, subject to certain exceptions, foreign direct investment by individuals of Indian nationality or origin residing outside India, or NRIs or OCBs, up to 49% in most sectors of industry do not require the prior approval of the Foreign Investment Promotion Board. Some sectors of industry have recently been relaxed to allow up to 74% investment. Currently, subject to industry specific investment limits where applicable, foreign direct investment by non-residents of up to 100% is permitted, subject to the fulfillment of certain conditions. Foreign equity participation in excess of 51% in certain high priority industries and in excess of percentages prescribed by the Ministry of Industry is currently allowed only with the approval of the Foreign Investment Promotion Board. So also in cases which require Industrial Licenses under the Industries Development and Regulation Act, 1951, compulsory Government approval is required for foreign direct investment.

Proposals involving the public sector and other sensitive areas require approval of the Cabinet Committee on Economic Affairs. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the Foreign Investment Promotion Board, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion, issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the Reserve Bank of India. The issues to be considered by the Foreign Investment Promotion Board, and the Foreign Investment Promotion Board’s areas of priority in granting approvals are also set out in the Guidelines. These guidelines have been substantially modified/relaxed under the current Foreign Exchange Management Act dispensation.

The basic objective of the Guidelines is to enhance the transparency and provide for objectivity of the Foreign Investment Promotion Board’s consideration of proposals. However, since these are administrative guidelines issued in the form or press notes/releases by the Department of Industrial Policy and Promotion, Government of India and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the Foreign Investment Promotion Board or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADSs and foreign currency convertible bonds of Indian companies would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board.

In addition, offerings by Indian companies of any such securities to foreign investors require approval of the Foreign Investment Promotion Board whether or not the stipulated percentage limit would be reached if the proceeds will be used for investment in specified industries. In August 2000, the Department of Industrial Policy and Promotion removed all limitations on Foreign Direct Investment in the IT industry.

Investment by Non-Resident Indians and Overseas Corporate Bodies

A variety of facilities for making investments in shares of Indian companies are available to non-residents, being persons of Indian nationality (NRI) or persons of Indian origin (PIO) residing outside India, and to Overseas Corporate Bodies or OCBs. Overseas corporate bodies are those wherein not less than sixty percent of the beneficial interest in the concern incorporated or set up outside India is held by persons of Indian origin or by non-resident Indians. Generally all facilities available to natural persons, i.e. NRIs and PIOs are made available to OCBs too. These facilities permit NRIs, PIOs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. These facilities are somewhat distinguishable from investments by Foreign Direct Investors (i.e. investment by companies or concerns which are not OCBs or persons who are not NRIs or PIOs) as described above. Investments may be made on repatriation or non-repatriation basis. However, in either case, income earned from such investments is repatriable after payment of income tax as applicable since such remittance would be treated as a current account transaction under the FEMA.

Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines which enable Foreign Institutional Investors, or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India, or SEBI, and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase/sale of securities of an Indian company by an FII is enshrined in Schedule 2 and Regulation 5(2) of the FEM (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.

Ownership Restrictions

The SEBI and Reserve Bank of India regulations restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under the current SEBI regulations applicable to us, subject to the requisite approvals of the shareholders in a general meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. Pursuant to Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) (Amendment) Regulations, 2001, upon obtaining the approval of the shareholders by a special resolution, the limit of FII investment in a company may be increased to 100% for companies in the IT industry.

Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares.

There is uncertainty under Indian law about the tax regime applicable to FIIs, which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the Reserve Bank of India under the Foreign Exchange Management Act. Such private placements must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

Under the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchasers are required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.

Open market purchases of securities of Indian companies in India by Foreign Direct Investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Government of India Approvals

Foreign direct investment by non-residents requires approval from the Foreign Investment Promotion Board unless it results in an issuance of securities excepted by the FEMA. Additionally, Reserve Bank of India approval is required for:

•	any holder of the underlying equity shares to transfer rights in the underlying equity shares in favor of a person resident in India; and

•	the sale of the underlying equity shares held by a person resident outside India to a person resident in India.

When the Reserve Bank of India’s approval is required the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time frame and may grant or deny the application at its discretion.

Examples of exceptions from the Reserve Bank of India’s approval requirement include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Takeover Code.

The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may only be transferred outside India after receipt of Reserve Bank of India’s approval, and the payment of applicable taxes and stamp duties.

No approval is required for transfer of ADSs outside India between two non-residents.

Shareholders resident outside India who intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

Taxation

Indian Taxation

General. The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended on, January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to at least 182 days; or

•	at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

The period of 60 days referred to above shall be read as 182 days or more in case of a citizen of India or a PIO living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions. The Finance Bill, 2003 proposes that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution.

Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty-six months or less and twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% excluding the applicable surcharge; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, excluding the applicable surcharge;

•	long-term capital gains realized by a nonresident individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge;

•	long-term capital gains realized by a nonresident corporate holders upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10%, excluding the applicable surcharge; and

•	short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 40% excluding the applicable surcharge, in case of foreign companies, and 30% excluding the applicable surcharge in the case of resident and non-resident individuals with taxable income over Rs. 150,000.

The Finance Bill, 2003 proposes to exempt long-term capital gains from tax when they are derived from the transfer of equity shares in a company listed on a recognized stock exchange in India and acquired on or after March 1, 2003, but before March 1, 2004.

The rates of surcharge levied at the rate of tax vary in each situation.

The above rates may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

According to the Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

The Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a nonresident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40%, excluding the applicable surcharge, in case of a foreign company, and 30%, excluding the applicable surcharge, in case of resident employees, and non-resident individuals with taxable income over Rs. 150,000.

Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 8%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE; LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.

Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares will be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will generally constitute foreign source “passive income” (or, in the case of certain holders, “financial services income”).

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

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation — Indian Taxation — Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Backup Withholding Tax and Information Reporting Requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 30% for 2003, 29% for 2004-2005, 28% for 2006-2010, and 31% thereafter) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for our current taxable year. We will be required to determine our status as a passive foreign investment company on an annual basis. No assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•	if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the “qualified electing fund” election.

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

Documents on Display

This report and other information filed or to be filed by Infosys Technologies Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

•	Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20529

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661 - 2511

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W. Washington, D.C. 20549, at prescribed rates.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Electronics City, Hosur Road, Bangalore - 561 229.

Subsidiary information

Not applicable.

Item 11: Quantitative and Qualitative Disclosure About Market Risk

This information is set forth under the caption “Operating and Financial Review and Prospects” is as set out above in this document for the fiscal year ended March 31, 2003 and such information is incorporated herein by reference.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing of this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procecdures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16 A. Audit Committee Financial Expert

As of March 31, 2003, our board does not have an audit committee financial expert serving on its audit committee, as defined in Item 401(h) of Regulation S-K.

Mr. Sridar Iyengar joined our board of directors on April 10, 2003. On April 10, 2003, our Board nominated Mr. Sridar Iyengar as a member of its audit committee. Mr. Sridar Iyengar is an audit committee financial expert as defined in Item 401(h). Mr. Sridar Iyengar’s appointment is being placed for the approval of the members in the ensuing annual general meeting on June 14, 2003.

Sridar Iyengar is the President of TiE (The Indus Entrepreneurs) in Silicon Valley. Previously he was the Partner-in-Charge of KPMG’s Emerging Business Practice. He has had a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that he headed up the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Mr. Iyengar has not personally worked on an audit for the company for at least three years. Mr. Iyengar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Calcutta and has attended the Executive Education course at Stanford.

Item 16 B. Code of Ethics

As of March 31, 2003, we had not adopted a written code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as defined in Item 406 of Regulation S-K.

On April 9, 2003, our audit committee adopted a written code of ethics as defined in Item 406 of Regulation S-K, applicable to its principal executive officer, principal financial officer, principal accounting officer and all officers working in its finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, senior management, members of the audit committee and the board. The code of ethics is filed as an exhibit to this Annual Report and is posted on our website at www.infosys.com. We will provide a copy of such code of ethics to any person without charge, upon request.

On April 9, 2003, our audit committee also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Infosys or in a substantial mismanagement of company resources. Under this policy our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Infosys to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Whistleblower policy is filed as an exhibit to this Annual Report.

Item 17

Not Applicable.

Part III

Item 18. Financial Statements

Consolidated statements and other financial information

Report of the audit committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2003 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the audit committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Deepak M. Satwalekar Chairman, audit committee	Dr. Marti G. Subrahmanyam Member, audit committee	Dr. Omkar Goswami Member, audit committee

Bangalore, India April 10, 2003	Senator Larry L. Pressler Member, audit committee	Rama Bijapurkar Member, audit committee	Claude Smadja Member, audit committee

Report of management

The management is responsible for preparing the company’s consolidated financial statements and related information that appears in this annual report. The management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and reasonably present the financial condition and results of operations of Infosys Technologies Limited and subsidiary in conformity with United States Generally Accepted Accounting Principles. The management has included, in the company’s consolidated financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The company maintains a system of internal procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with company authorization and are properly recorded and reported in the consolidated financial statements, and that assets are adequately safeguarded.

KPMG audits the company’s consolidated financial statements in accordance with the generally accepted auditing standards in the United States of America.

The board of directors has appointed an audit committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bangalore, India April 10, 2003	T. V. Mohandas Pai Director – Finance and Administration and Chief Financial Officer	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Nandan M. Nilekani Chief Executive Officer, President and Managing Director

Independent auditors’ report

The Board of Directors and Stockholders
Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the Financial Statement Schedule. These consolidated financial statements and the related Financial Statement Schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the Financial Statement Schedule, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiary as of March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related Financial Statement Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Bangalore, India
April 10, 2003	KPMG

Infosys Technologies Limited and Subsidiary
Consolidated balance sheets as of March 31,

	2002	2003

ASSETS
Current Assets
Cash and cash equivalents	$210,485,940	$354,362,918
Trade accounts receivable, net of allowances	69,017,110	109,119,856
Deferred tax assets	774,107	288,541
Prepaid expenses and other current assets	15,239,915	24,384,316
Unbilled revenue	3,635,989	19,702,186
Total current assets	299,153,061	507,857,817
Property, plant and equipment, net	147,211,731	157,194,190
Intangible assets, net	—	6,471,236
Deferred tax assets	4,560,934	7,264,885
Investments	7,777,393	4,613,833
Prepaid income taxes	—	4,452,678
Other assets	12,458,615	16,454,328

TOTAL ASSETS	$471,161,734	$704,308,967

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	—	$426,611
Client deposits	$2,215,001	3,208,295
Other accrued liabilities	22,424,646	46,249,269
Income taxes payable	678,703	—
Unearned revenue	3,464,018	13,202,115
Total current liabilities	28,782,368	63,086,290
Non-current liabilities	—	5,217,758
Preferred stock of subsidiary
0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares Authorized, issued and outstanding – 4,375,000 preference shares as of March 31, 2003	—	10,000,000
Stockholders’ Equity
Common stock, $0.16 par value
100,000,000 equity shares authorized, Issued and outstanding –66,186,130 and 66,243,078 as of March 31, 2002 and 2003, respectively	8,597,001	8,602,909
Additional paid-in capital	123,079,948	127,042,751
Accumulated other comprehensive income	(45,441,148)	(31,444,835)
Deferred stock compensation	(7,620,600)	(2,817,066)
Retained earnings	363,764,165	524,621,160
Total stockholders’ equity	442,379,366	626,004,919

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$471,161,734	$704,308,967

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and Subsidiary
Consolidated statements of income for the years ended March 31,

	2001	2002	2003

Revenues	$413,850,510	$545,051,214	$753,807,025
Cost of revenues (including amortization of stock compensation expenses of $3,162,283, $2,999,457 and $2,818,887)	216,776,027	293,031,689	417,359,025
Gross profit	197,074,483	252,019,525	336,448,000
Operating Expenses:
Selling and marketing expenses	20,682,776	27,113,122	55,649,913
General and administrative expenses	36,957,609	44,348,181	57,808,445
Amortization of stock compensation expenses	1,919,512	2,010,315	1,984,647
Amortization of intangible assets	—	—	2,360,799
Total operating expenses	59,559,897	73,471,618	117,803,804
Operating income	137,514,586	178,547,907	218,644,196
Other income, net	9,505,343	13,865,294	18,048,110
Income before income taxes	147,019,929	192,413,201	236,692,306
Provision for income taxes	15,071,825	27,946,892	41,822,265

Net income	$131,948,104	$164,466,309	$194,870,041

Earnings per equity share
Basic	$2.01	$2.51	$2.97
Diluted	$1.98	$2.49	$2.93
Weighted equity shares used in computing earnings per equity share
Basic	65,771,256	65,556,648	65,571,002
Diluted	66,714,739	66,084,874	66,479,009

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and Subsidiary
Consolidated statements of stockholders’ equity and comprehensive income

	Common stock
			Additional paid–in	Comprehensive
	Shares	Par value	capital	income

Balance as of March 31, 2000	66,150,700	$8,593,510	$121,506,726
Cash dividends declared	—	—	—
Common stock issued	7,417	596	510,792
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	$131,948,104
Other comprehensive income
Translation adjustment	—	—	—	(14,527,039)

Comprehensive income				$117,421,065

Balance as of March 31, 2001	66,158,117	$8,594,106	$122,017,518

Common stock issued	28,013	2,895	949,076
Cash dividends declared	—	—	—
Deferred stock compensation related to stock option grants	—	—	113,354
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	$164,466,309
Other comprehensive income
Translation adjustment	—	—	—	(16,776,176)

Comprehensive income				$147,690,133

Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948

Common stock issued	56,948	5,908	2,799,780
Cash dividends declared	—	—	—
Income tax benefit arising on exercise of stock options	—	—	1,163,023
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	194,870,041
Other comprehensive income
Translation adjustment	—	—	—	13,996,313

Comprehensive income				$208,866,354

Balance as of March 31, 2003	66,243,078	$8,602,909	$127,042,751

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated other			Total
	comprehensive	Deferred stock	Retained	stockholders’
	income	compensation	earnings	equity

Balance as of March 31, 2000	$(14,137,933)	$(17,598,813)	$99,773,031	$198,136,521
Cash dividends declared	—	—	(9,359,068)	(9,359,068)
Common stock issued	—	—	—	511,388
Amortization of compensation related to stock option grants	—	5,081,795	—	5,081,795
Comprehensive income
Net income	—	—	131,948,104	131,948,104
Other comprehensive income
Translation adjustment	(14,527,039)	—	—	(14,527,039)
Comprehensive income

Balance as of March 31, 2001	$(28,664,972)	$(12,517,018)	$222,362,067	$311,791,701

Common stock issued	—	—	—	951,971
Cash dividends declared		—	(23,064,211)	(23,064,211)
Deferred stock compensation related to stock option grants	—	(113,354)	—	—
Amortization of compensation related to stock option grants	—	5,009,772	—	5,009,772
Comprehensive income
Net income	—	—	164,466,309	164,466,309
Other comprehensive income
Translation adjustment	(16,776,176)	—	—	(16,776,176)
Comprehensive income

Balance as of March 31, 2002	$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366

Common stock issued	—	—	—	2,805,688
Cash dividends declared	—	—	(34,013,046)	(34,013,046)
Income tax benefit arising on exercise of stock options	—	—	—	1,163,023
Amortization of compensation related to stock option grants	—	4,803,534	—	4,803,534
Comprehensive income
Net income			194,870,041	194,870,041
Other comprehensive income	—	—
Translation adjustment	13,996,313	—	—	13,996,313
Comprehensive income

Balance as of March 31, 2003	$(31,444,835)	$(2,817,066)	$524,621,160	$626,004,919

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and Subsidiary
Consolidated statements of cash flows for the years ended March 31,

	2001	2002	2003

OPERATING ACTIVITIES:
Net income	$131,948,104	$164,466,309	$194,870,041
Adjustments to reconcile net income to net cash provided by operating activities
Gain on sale of property, plant and equipment	(20,053)	(16,754)	(2,070)
Depreciation	24,527,867	33,608,391	37,023,974
Amortization of intangible assets	—	—	2,360,799
Provision for investments	3,480,300	—	3,219,030
Deferred tax benefit	(769,304)	(1,999,471)	(2,418,210)
Amortization of stock compensation expenses	5,081,795	5,009,772	4,803,534
Changes in assets and liabilities
Trade accounts receivable	(36,310,272)	(7,196,700)	(37,657,569)
Prepaid expenses and other current assets	(2,150,772)	1,079,574	(5,236,301)
Unbilled revenue	(503,694)	(3,132,295)	(15,436,197)
Income taxes	(1,973,114)	869,109	(3,922,235)
Accounts payable	(901,961)	(27,382)	419,750
Client deposits	833,215	1,075,855	919,545
Unearned revenue	3,770,772	(3,753,943)	9,491,122
Other accrued liabilities	9,651,967	1,492,616	22,756,370

Net cash provided by operating activities	136,664,850	191,475,081	211,191,583

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment	(101,235,420)	(68,347,644)	(43,157,754)
Expenditure on intangible assets	—	—	(3,551,433)
Proceeds from sale of property, plant and equipment	49,676	335,079	70,383
Loans to employees	(4,932,703)	(5,547,203)	(7,249,008)
Purchase of investments	(5,879,755)	(2,200,000)	(54,378)

Net cash used in investing activities	(111,998,202)	(75,759,768)	(53,942,190)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	511,388	963,351	2,805,688
Proceeds from issuance of preferred stock by subsidiary	—	—	10,000,000
Payment of dividends	(9,220,142)	(22,902,618)	(33,913,973)

Net cash used in financing activities	(8,708,754)	(21,939,267)	(21,108,285)

Effect of exchange rate changes on cash	(8,473,135)	(7,374,351)	7,735,870
Net increase in cash and cash equivalents during the period	7,484,759	86,401,695	143,876,978
Cash and cash equivalents at the beginning of the period	116,599,486	124,084,245	210,485,940

Cash and cash equivalents at the end of the period	$124,084,245	$210,485,940	$354,362,918

Supplementary information:
Cash paid towards taxes	$16,950,802	$27,493,194	$45,398,138
Non-cash transaction (See Note 2.5)	—	—	$5,000,000

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and Subsidiary
Notes to the consolidated financial statements

1   Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (“Infosys” or “the Company”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The accompanying consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Inter-company balances and transactions are eliminated on consolidation. All amounts are stated in U.S. dollars, except as otherwise specified.

1.3 Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the period. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support and the useful lives of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2 to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software products generally have three elements: license, implementation and Annual Technical Services (“ATS”). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (“VSOE”) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognised as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Plant and equipment	5 years
Furniture and fixtures	5 years	Vehicles	5 years
Computer equipment	2-5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under “Capital work-in-progress”.

1.7 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives of acquired rights in software applications to range between one through five years.

1.8 Impairment of long-lived assets

The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved.

1.10 Foreign currency translation

The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee (“Rs.”). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as “Other comprehensive income”, a separate component of stockholders’ equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11 Earnings per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.12 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.13 Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.14 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of nonperformance by counterparties. In management’s opinion, as of March 31, 2002 and March 31, 2003, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.15 Retirement benefits to employees

1.15.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”), covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, Infosys contributes to the Infosys Technologies Limited Employees’ Gratuity Fund Trust

(the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

In accordance with the Payment of Gratuity Act, 1972, Progeon provides for gratuity, a defined benefit retirement plan covering eligible employees. The plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the gratuity plan are determined by actuarial valuation.

1.15.2 Superannuation

Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust, based on a specified percentage of each covered employee’s salary. Infosys has no further obligations to the Plan beyond its monthly contributions.

Certain employees of Progeon are also participants of a defined contribution plan. The company makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. The company has no further obligations to the superannuation plan beyond its monthly provisions.

1.15.3 Provident fund

Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. There are no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

1.16 Investments

The company accounts by the equity method for investments between 20% and 50% or where it is otherwise able to exercise significant influence over the operating and financial policies of the investee. Investment securities in which the company controls less than 20% voting interest are currently classified as “available-for-sale securities”. Non-readily marketable equity securities for which there are no readily determinable fair values are recorded at cost.

Investment securities designated as “available-for-sale” are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value judged to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.17 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

		Year ended March 31,

	2001	2002	2003

Net income, as reported	$131,948,104	$164,466,309	$194,870,041
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5,081,795	5,009,772	4,803,534
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37,339,233)	(64,294,987)	(62,447,389)

Pro forma net income	$99,690,666	$105,181,094	$137,226,186

Earnings per share:
Basic – as reported	2.01	2.51	2.97
Basic – pro forma	1.52	1.60	2.09
Diluted – as reported	1.98	2.49	2.93
Diluted – pro forma	1.49	1.59	2.09

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,

	2001	2002	2003

Dividend yield %	0.1%	0.2%	0.2%
Expected life	1-5 years	1-5 years	1-5 years
Risk free interest rate	10.8%	9.5%	6.0%
Volatility	44.0%	69.0%	60-75%

1.18 Dividends

Dividend on common stock are recorded as a liability on the date of declaration by the stockholders.

1.19 Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.20 Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

1.21 Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverable (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The Company believes that the adoption of the consensus will not have a material impact on the Company’s revenue recognition policies as the accounting for the revenue from a significant portion of the Company’s service offerings is governed by higher level GAAP literature.

In November 2002, the FASB issued Interpretation No.45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company’s accounting or disclosure policies.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51, that applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The company has assessed the implication of this interpretation and does not have to consolidate or disclose information about variable interest entities when the interpretation becomes applicable to existing entities from July 1, 2003.

2   Notes to the Consolidated Financial Statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents as of March 31, 2002 and 2003 are as follows:

	As of March 31,

	2002	2003

Cost and fair values
Cash and bank deposits	$158,274,886	$283,302,326
Deposits with corporations	52,211,054	71,060,592

	$210,485,940	$354,362,918

Cash and cash equivalents include restricted cash balances in the amount of $ 284,839 and $ 336,610 as of March 31, 2002 and 2003 respectively. The restrictions are primarily on account of unclaimed dividend.

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2002 and 2003, net of allowance for doubtful accounts of $ 3,941,245 and $ 3,010,568 respectively, amounted to $ 69,017,110 and $ 109,119,856. The age profile of trade accounts receivable, net of allowances is given below.

		In %

	As of March 31,
	2002	2003

Period (in days) 0 – 30	69.0	65.8
31 – 60	30.0	29.0
61 – 90	0.5	3.9
More than 90	0.5	1.3

	100.0	100.0

2.3 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2002	2003

Rent deposits	$2,079,155	$2,856,226
Security deposits with service providers	1,220,401	2,814,216
Loans to employees	8,331,779	12,252,004
Prepaid expenses	2,990,523	5,209,907
Other current assets	618,057	1,251,963

	$15,239,915	$24,384,316

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and certain costs incurred towards software. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.4 Property, plant and equipment – net

Property, plant and equipment consist of the following:

	As of March 31,
	2002	2003

Land	$8,955,962	$9,948,480
Buildings	58,481,413	81,114,141
Furniture and fixtures	32,683,315	43,969,763
Computer equipment	59,006,470	77,299,299
Plant and equipment	37,685,337	47,832,904
Vehicles	72,085	73,995
Capital work-in-progress	30,881,704	16,281,831

	227,766,286	276,520,413
Accumulated depreciation	(80,554,555)	(119,326,223)

	$147,211,731	$157,194,190

Depreciation expense amounted to $ 24,527,867, $ 33,608,391 and $ 37,023,974 for fiscal 2001, 2002 and 2003 respectively. The amount of third party software expensed during fiscal 2001, 2002 and 2003 was $ 6,979,492, $ 7,147,614 and $ 11,607,776 respectively.

2.5 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights of Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to US$ 3.47 million. The consideration has been recorded as an intangible asset, which is being amortized over two years representing management’s estimate of the useful life of the intellectual property.

The company also entered into an agreement with the Aeronautical Development Agency, India (“ADA”) for transferring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The company will pay the committed consideration of US$ 5 million within ten years of the contract date. The ownership of intellectual property in AUTOLAY transfers to the company on remittance of the consideration to ADA. The committed consideration of US$ 5 million is recorded as an intangible asset and is being amortized over five years, which is management’s estimate of the useful life. The amount payable to ADA is disclosed as a non-current liability as of March 31, 2003 and as a non-cash transaction in the consolidated statement of cash flows.

As of March 31, 2003, intangible assets (net of accumulated amortization of $ 2,360,799) were $ 6,471,236.

2.6 Investments

The carrying value and the fair values of the Company’s investments are as follows:

	Carrying cost	Fair value

As of March 31, 2002
M-Commerce Ventures Pte Ltd – 70 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with a premium of S$ 1,110 per Redeemable Preference Share	$399,485	$399,485
Asia Net Media BVI Limited – 30,000,000 Ordinary Shares at $ 0.05 each, fully paid, par value $ 0.01 each	1,500,000	1,500,000
CIDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $ 90 each, fully paid, par value $ 0.01 each	2,999,970	2,999,970
Workadia Inc., USA – 880,000 Series B Preferred Stock at $ 2.5 each, fully paid, par value $ 0.0005 each	2,200,000	2,200,000
JASDIC Park Company – 480 Common Stock, at ¥ 50,000 each, fully paid, par value ¥ 50,000 each	177,576	177,576
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, at $ 1.81 each fully paid, par value $ 0.001 each	500,000	500,000
Others	362	362

	$7,777,393	$7,777,393

As of March 31, 2003
M-Commerce Ventures Pte Ltd - 80 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with a premium of S$ 1,110 per Redeemable Preference Share	$453,863	$453,863
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $ 90 each, fully paid, par value $ 0.01 each	2,999,970	2,999,970
Workadia Inc., USA – 880,000 Series B Preferred Stock at $ 2.5 each, fully paid, par value $ 0.0005 each	660,000	660,000
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, at $ 1.81 each fully paid, par value $ 0.001 each	500,000	500,000

	$4,613,833	$4,613,833

An amount of $ 619,161 received from Workadia Inc. towards recovery of investment is shown under “other current assets,” pending clearance from regulatory authorities for setting-off against the investment.

2.7 Other assets

Other assets represent the non-current portion of loans to employees.

2.8 Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of March 31, 2002 and 2003, amounts receivable from executive officers amounting to $ 473,464 and nil, respectively, are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

The required repayments of loans by employees are as detailed below.

	As of March 31
	2002	2003

2003	$8,331,779	–
2004	3,755,840	$12,252,004
2005	2,670,075	4,298,780
2006	1,826,748	3,206,683
2007	1,454,086	2,416,202
2008	–	2,099,781
Thereafter	2,751,866	4,432,882

	$20,790,394	$28,706,332

The estimated fair values of related party receivables amounted to $ 17,905,507 and $ 24,422,419 as of March 31, 2002 and 2003 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

	As of March 31
	2002	2003

Accrued compensation to staff	$11,575,996	$25,382,793
Accrued dividends	229,839	336,610
Provision for post sales client support	2,255,573	1,015,022
Employee withholding taxes payable	2,614,479	4,964,118
Provision for expenses	3,356,760	12,196,810
Retainage	1,918,203	1,120,938
Others	473,796	1,232,978

	$22,424,646	$46,249,269

2.10    Employee post-retirement benefits

2.10.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company’s financial statements in fiscal 2001, 2002 and 2003.

	Year ended March 31,
	2001	2002	2003

Change in benefit obligations
Benefit obligations at the beginning of the year	$11,043,208	$13,581,972	$15,851,898
Unrecognized actuarial loss	(329,928)	—	(514,983)
Service cost	2,627,599	1,341,313	2,158,209
Interest cost	1,183,461	1,376,398	1,082,815
Benefits paid	(184,247)	(175,364)	(238,823)
Effect of exchange rate changes	(758,121)	(272,421)	450,082

Benefit obligations at the end of the year	13,581,972	15,851,898	18,789,198

Change in plan assets
Fair value of plan assets at the beginning of the year	4,375,821	10,147,905	12,448,532
Effect of exchange rate changes	(468,275)	(524,191)	385,738
Actual return on plan assets	1,061,611	1,324,702	1,369,206
Employer contributions	5,362,995	1,675,480	2,100,113
Benefits paid	(184,247)	(175,364)	(238,823)

Plan assets at the end of the year	10,147,905	12,448,532	16,064,766

Funded status	(3,434,067)	(3,403,366)	(2,724,432)
Excess of actual return over estimated return on plan assets	301,791	141,394	552,688
Unrecognized transitional obligation	639,319	594,784	402,646
Unrecognized actuarial cost	4,216,291	3,131,389	2,235,222

(Accrued) / prepaid benefit	$1,723,334	$464,201	$466,124

Net gratuity cost for fiscal 2001, 2002 and 2003 comprises the following components:

	Year ended March 31,
	2001	2002	2003

Service cost	$2,627,599	$1,341,313	$2,158,209
Interest cost	1,183,461	1,376,398	1,082,815
Expected return on assets	(759,820)	(1,183,308)	(816,518)
Amortization of unrecognized transitional obligation	55,127	44,535	43,980
Amortization of unrecognized actuarial loss	329,928	105,330	129,701

Net gratuity cost	$3,436,295	$1,684,268	$2,598,187

The assumptions used in accounting for the gratuity plan in fiscal 2001, 2002 and 2003 are set out below.

	Year ended March 31,
	2001	2002	2003

Discount rate	10%	10%	7%
Rate of increase in compensation levels	9%	9%	5-7%
Rate of return on plan assets	10%	10%	7%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

2.10.2 Superannuation

The company contributed $ 796,739, $ 1,220,716 and $ 1,216,282 to the superannuation plan in fiscal 2001, 2002 and 2003 respectively.

2.10.3 Provident fund

The company contributed $ 2,339,794, $ 3,146,742, and $ 3,820,331 to the provident fund in fiscal 2001, 2002 and 2003, respectively.

2.11    Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.11.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share.

2.11.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.11.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.11.4 Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

2.12    Share Capital of Progeon

In April 2002, Progeon issued 12,250,000 equity shares of par value $0.20 per share to its holding company, Infosys, in exchange for an aggregate consideration of $2,500,000 (“First Tranche subscription”). In terms of the stock subscription agreement between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon, Infosys is also required to subscribe to an additional 12,250,000 equity shares in Progeon, on or before the date of the first anniversary of the First Tranche Subscription.

On June 14, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares to CIFC at an issue price of $2.28 (equivalent to Rs. 112) per share, in exchange for an aggregate consideration of $10,000,000. Unless earlier converted, pursuant to an agreement between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) date or (ii) September 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. The dividend on the preference shares for the period ended March 31, 2003 is payable.

Each holder of these cumulative convertible preference shares is entitled to receive notice of, and to attend, any shareholders’ meeting and shall be entitled to vote together with holders of equity shares on any matters that affect their rights as preference shareholders including any resolution for winding up the company or for the repayment or reduction of the company’s share capital.

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid a dollar equivalent of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalizations and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

2.13    Other income, net

Other income, net, consists of the following:

	Year ended March 31,
	2001	2002	2003

Interest income	$8,526,635	$10,423,654	$16,701,515
Income from sale of special import licenses	14,800	—	—
Exchange gains	4,444,208	2,749,162	4,157,373
Provision for investments	(3,480,300)	—	(3,219,030)
Others	—	692,478	408,252

	$9,505,343	$13,865,294	$18,048,110

In fiscal 2003, we provided for write-downs to our investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities are currently in liquidation. It is unlikely that we will recover any significant additional funds on their liquidation.

2.14    Operating leases

The company has various operating leases for office buildings that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2001, 2002 and 2003 were $ 3,689,822, $ 5,109,690, and $ 6,141,298 respectively. The operating leases can be renewed or canceled at the company’s option.

The company leases some of its office space under non-cancelable operating leases. The schedule of future minimum rental payments in respect of these leases is set out below.

Year ending March 31,

2004	$3,772,447
2005	3,341,814
2006	2,491,325
2007	1,050,362
2008	689,691
Thereafter	1,472,132

$12,817,771

2.15    Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $ 3,610,550, $ 3,083,994 and $ 2,950,949 for fiscal 2001, 2002 and 2003 respectively.

2.16    Employees’ Stock Offer Plans (“ESOP”)

In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $ 5,081,795, $ 5,009,772 and $ 4,803,534 for fiscal 2001, 2002, and 2003 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the “1998 Plan”). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the “1999 Plan”). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (“FMV”). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

The activity in the warrants / equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2001, 2002 and 2003 are set out below.

	Year ended March 31,
	2001		2002		2003

		Weighted		Weighted		Weighted
	Shares arising	average	Shares arising	average	Shares arising	average
	out of options	exercise price	out of options	exercise price	out of options	exercise price

1994 Option plan:
Outstanding at the beginning of the period	341,400	—	330,000	—	321,400	—
Granted	—	—	—	—	—	—
Forfeited	(10,600)	$1.15	(8,600)	$1.15	(3,200)	$1.15
Exercised	(800)	$1.15	—	—	—

Outstanding at the end of the period	330,000		321,400		318,200

Exercisable at the end of the period	—	—	—		—	—
Weighted-average fair value of grants during the period at less than market	—	—	—	—	—	—
1998 Option plan:
Outstanding at the beginning of the period	344,750	—	782,753	—	1,131,247
Granted	482,420	$230.88	454,250	$98.06	290,100	$123.69
Forfeited	(38,200)	$172.58	(77,773)	$240.90	(124,874)	$92.43
Exercised	(6,217)	$53.82	(27,983)	$44.32	(44,770)	$47.21

Outstanding at the end of the period	782,753		1,131,247		1,251,703

Exercisable at the end of the period	55,558	—	164,527	—	315,002	—
Weighted-average fair value of options granted during the period	—	$45.85	—	$31.10	—	$32.04
1999 Option plan:
Outstanding at the beginning of the period	1,006,800	—	2,793,980	—	4,668,815	—
Granted	1,957,830	$136.68	2,050,500	$64.74	616,850	$78.41
Forfeited	(169,450)	$110.06	(175,635)	$119.23	(212,316)	$96.63
Exercised	(1,200)	$89.98	(30)	$84.95	(12,178)	$56.24

Outstanding at the end of the period	2,793,980		4,668,815		5,061,171

Exercisable at the end of the period	93,400	—	448,530	—	1,222,639	—
Weighted-average fair value of options granted during the period	—	$51.92	—	$32.47	—	$34.80

The following table summarizes information about stock options outstanding as of March 31, 2003

	Options Outstanding			Options Exercisable

	No. of shares	Weighted average		No. of shares
Range of exercise	arising out of	remaining contractual	Weighted average	arising out of	Weighted average
prices per share ($)	options	life in years	exercise price	options	exercise price

1994 Plan
1.15	318,200	1.58	$1.15	—	—

1998 Plan
34-50	98,250	3.94	$34	98,250	$34
51-100	265,566	6.51	$84	17,338	$86
101-150	391,560	7.18	$127	14,910	$132
151-200	349,347	5.57	$192	132,229	$189
201-300	71,560	5.63	$240	22,455	$240
301-400	60,070	5.12	$324	22,170	$327
401-660	15,350	4.92	$514	7,650	$525

	1,251,703			315,002

1999 Plan
51-100	3,301,853	6.12	$72	702,478	$81
101-150	1,343,913	5.70	$122	389,646	$123
151-200	409,305	5.44	$160	128,295	$161
201-250	6,100	5.01	$216	2,220	$222

	5,061,171			1,222,639

Progeon’s 2002 Plan provides for the grant of stock options to employees of the company and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between four through seven years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan. Options to purchase 1,801,175 shares of Progeon, with a weighted average exercise price of $0.69 and fair value $ 0.30 have been granted during fiscal 2003 and are outstanding as of March 31, 2003. There were no forfeitures or exercises on these grants. The outstanding options have a weighted average remaining contractual life of 4.33 years and weighted average exercise price of $ 0.69. No options were exercisable as of March 31, 2003.

2.17    Income taxes

The provision for income taxes comprises:

	Year ended March 31
	2001	2002	2003

Current taxes
Domestic taxes	$5,315,961	$6,483,255	$18,717,241
Foreign taxes	10,525,168	23,463,108	25,523,234

	15,841,129	29,946,363	$44,240,475

Deferred taxes
Domestic taxes	(769,304)	27,126	(1,122,604)
Foreign taxes	—	(2,026,597)	(1,295,606)

	(769,304)	(1,999,471)	(2,418,210)

Aggregate taxes	$15,071,825	$27,946,892	$41,822,265

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of March 31
	2002	2003

Deferred tax assets:
Property, plant and equipment	$2,989,348	$4,719,124
Provision for doubtful debts	1,448,407	1,093,701
Investments	1,571,586	2,545,761

	6,009,341	8,358,586
Less: Valuation allowance	(674,300)	(614,004)

	5,335,041	7,744,582

Deferred tax liability on exchange gains	—	(191,156)

Net deferred tax assets	$5,335,041	$7,553,426

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at March 31, 2003. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

	Year ended March 31
	2001	2002	2003

Net income before taxes	$147,019,929	$192,413,201	$236,692,306
Enacted tax rates in India	39.55%	35.70%	36.75%
Computed expected tax expense	58,146,382	68,691,513	86,984,422
Less: Tax effect due to non-taxable income for Indian tax purposes	(57,334,527)	(67,338,527)	(71,851,761)
Others	3,437,865	5,014,830	2,517,994
Effect of tax rate change	(8,077)	142,565	(56,018)
Effect of prior period tax adjustments	305,014	—	—
Provision for Indian income tax	4,546,657	6,510,381	17,594,637
Effect of tax on foreign income	10,525,168	21,436,511	24,227,628

Aggregate taxes	$15,071,825	$27,946,892	$41,822,265

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provides that the exempt income from an export oriented undertaking, for the year commencing April 1, 2002, be restricted to 90% of its export income. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

The Company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the Company’s U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2003, the Company’s U.S. branch net assets amounted to approximately $106.3 million. The Company has not triggered the BPT and intends to maintain the current level of its net assets in the U.S., as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.18    Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31
	2001	2002	2003

Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	65,771,256	65,556,648	65,571,002
Effect of dilutive common equivalent shares – stock options outstanding	943,483	528,226	908,007

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	66,714,739	66,084,874	66,479,009

Options to purchase 666,772 shares under the 1998 Plan and 1,845,378 shares under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was antidilutive.

2.19    Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $ 2,000,000 and $ 88,000,000 as of March 31, 2002 and 2003, respectively. The foreign forward exchange contracts mature between one to six months.

2.20    Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. In the year ended March 31, 2000, the company provided segmental disclosures based on the geographical segment. However, from the fiscal year ended March 31, 2001, the Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (“telecom”) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually indentifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centres and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

Year ended March 31, 2001

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$139,616,739	$74,004,867	$76,412,722	$37,684,446	$86,131,736	$413,850,510
Identifiable operating expenses	49,021,150	28,363,069	19,219,376	11,893,574	26,233,048	134,730,217
Allocated expenses	38,589,808	19,736,596	20,423,026	10,057,009	23,189,607	111,996,046

Segmental operating income	52,005,781	25,905,202	36,770,320	15,733,863	36,709,081	167,124,247
Unallocable expenses						29,609,661

Operating income						137,514,586
Other income, net						9,505,343

Income before income taxes						147,019,929
Provision for income taxes						15,071,825

Net income						$131,948,104

Year ended March 31, 2002

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$199,725,558	$93,404,474	$85,190,054	$67,027,323	$99,703,805	$545,051,214
Identifiable operating expenses	74,364,097	38,112,096	23,873,023	18,696,233	34,831,145	189,876,594
Allocated expenses	51,905,935	23,321,898	21,273,366	16,667,939	24,840,829	138,009,967

Segmental operating income	73,455,526	31,970,480	40,043,665	31,663,151	40,031,831	217,164,653
Unallocable expenses						38,616,746

Operating income						178,547,907
Other income, net						13,865,294

Income before income taxes						192,413,201
Provision for income taxes						27,946,892

Net income						$164,466,309

Year ended March 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$283,305,475	$123,755,305	$114,309,356	$85,841,812	$146,595,077	$753,807,025
Identifiable operating expenses	113,522,995	50,493,841	38,470,934	27,432,075	54,817,856	284,737,701
Allocated expenses	81,032,424	32,793,395	31,096,470	22,779,164	39,122,548	206,824,001

Segmental operating income	88,750,056	40,468,069	44,741,952	35,630,573	52,654,673	262,245,323
Unallocable expenses						43,601,127

Operating income						218,644,196
Other income, net						18,048,110

Income before income taxes						236,692,306
Provision for income taxes						41,822,265

Net income						$194,870,041

2.20.2 Geographic segments

Year ended March 31, 2001

	North America	Europe	India	Rest of the World	Total

Revenues	$304,242,537	$77,892,656	$5,778,286	$25,937,031	$413,850,510
Identifiable operating expenses	96,358,758	27,210,316	1,943,571	9,217,572	134,730,217
Allocated expenses	82,053,059	20,951,885	1,866,259	7,124,843	111,996,046

Segmental operating income	125,830,720	29,730,455	1,968,456	9,594,616	167,124,247
Unallocable expenses					29,609,661

Operating income					137,514,586
Other income, net					9,505,343

Income before income taxes					147,019,929
Provision for income taxes					15,071,825

Net income					$131,948,104

Year ended March 31, 2002

	North America	Europe	India	Rest of the World	Total

Revenues	$388,168,447	$106,103,448	$10,735,626	$40,043,693	$545,051,214
Identifiable operating expenses	135,362,671	38,013,083	4,183,775	12,317,065	189,876,594
Allocated expenses	98,093,268	26,809,588	3,119,373	9,987,738	138,009,967

Segmental operating income	154,712,508	41,280,777	3,432,478	17,738,890	217,164,653
Unallocable expenses					38,616,746

Operating income					178,547,907
Other income, net					13,865,294

Income before income taxes					192,413,201
Provision for income taxes					27,946,892

Net income					$164,466,309

Year ended March 31, 2003

	North America	Europe	India	Rest of the World	Total

Revenues	$550,075,653	$133,236,361	$16,132,922	$54,362,089	$753,807,025
Identifiable operating expenses	218,257,001	46,559,987	4,084,049	15,836,664	284,737,701
Allocated expenses	149,621,377	35,920,484	5,823,309	15,458,831	206,824,001

Segmental operating income	182,197,275	50,755,890	6,225,564	23,066,594	262,245,323
Unallocable expenses					43,601,127

Operating income					218,644,196
Other income, net					18,048,110

Income before income taxes					236,692,306
Provision for income taxes					41,822,265

Net income					$194,870,041

2.20.3 Significant clients

No clients individually accounted for more than 10% of the revenues in fiscal 2001, 2002 and 2003.

2.21     Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $ 3,334,700 and $ 1,681,044 as of March 31, 2002 and 2003, respectively. These guarantees are generally provided to governmental agencies.

2.22     Non-monetary transaction

During the year ended March 31, 2001, the company and certain of its employees founded OnMobile Systems Inc. (“OnMobile”). These founding employees resigned as employees of Infosys and hold senior management positions in OnMobile. The company transferred certain Intellectual Property Rights (“IPR”) that it had developed and owned in a product called OnScan to OnMobile Systems Inc. (formerly OnScan, Inc). OnScan is a web-enabled wireless notification product. In exchange for the transfer, the company received consideration in the form of securities including 100,000 shares of Common Stock, par value $ 0.001 each, 100,000 shares of Series A Voting Convertible Preferred Stock, par value $ 0.001 each and 4,400,000 shares of Series A Nonvoting Convertible Preferred Stock, par value $ 0.001 each. Convertible Preferred Stock is convertible in to Common Stock automatically upon the closing of an Initial Public Offering by OnMobile Systems Inc.

As of the date of the transfer technological feasibility had not been achieved during product development. The cost of development was expensed as incurred and had not been capitalized. The transfer was recorded at historical cost and accordingly, no values were assigned to IPR. The fair value of the securities was also determined to be zero given the uncertainty regarding the success of OnMobile; no gain was recognized on this transaction.

2.23     Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Financial Statement Schedule – II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for doubtful accounts on trade accounts receivable (denominated in United States dollars)

	Balance at	Charged to cost		Balance at
Description	beginning of period	and expenses	Write offs	end of period

Fiscal 2002	$3,902,996	$2,856,689	$(2,818,440)	$3,941,245
Fiscal 2003	$3,941,245	$150,864	$(1,081,541)	$3,010,568

Item   19. Exhibits

Exhibit number	Description of document

**3.1	Articles of Association of the Registrant, as amended

**3.2	Memorandum of Association of the Registrant, as amended

*3.3	Certificate of Incorporation of the Registrant, as currently in effect

****4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

*4.2	Registrant’s Specimen Certificate for Equity Shares

*10.1	Registrant’s 1998 Stock Option Plan

*10.2	Registrant’s Employee Stock Offer Plan

*10.3	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan

*10.4	Form of Indemnification Agreement

***10.5	Registrant’s 1999 Stock Option Plan

23.1	Consent of KPMG, India

99.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nomination Committee Charter

99.6	Code of Ethics for Financial Professionals

99.7	Whistleblower Policy

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

**	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on January 21, 2000

***	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.

****	Incorporated by reference to Exhibits filed with Post Effective Amendment No. 1 to Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28,2003

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

for Infosys Technologies Limited

	/s/ Nandan M. Nilekani	/s/ N. R. Narayana Murthy
Bangalore, India	Chief Executive Officer, President,	Chairman and Chief Mentor
May 13, 2003	and Managing Director