Form 20-F
period 2004-03-31
INFOSYS TECHNOLOGIES LTD
filed 2004-05-07
CIK 1067491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2004

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from ______________ to ______________

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road,
Bangalore, Karnataka
India 560 100
+91-80-2852-0261
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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 66,641,056 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑           No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 ☐     Item 18 ☑

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Reference to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) in Indian rupees and translated into U.S. dollars. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this annual report on Form 20-F are the property of the respective owners.

Except as otherwise stated in this annual report on Form 20-F, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.40 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Annual Report.

Forward-looking statements may prove inaccurate.

This Annual Report includes statistical data about the information technology, or IT, industry that comes from information published by sources including Gartner, Inc., a provider of market information and strategic information for the IT industry, McKinsey & Company, a consulting firm and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents the estimates of Gartner, McKinsey, and NASSCOM only. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

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

Item 3. Key information

Selected financial data

Summary of selected consolidated financial data

($in thousands, except per equity share data)

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Operating and Financial Review and Prospects, all of which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2004 and the selected consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with US GAAP.

	Fiscal Year Ended March 31,
	2000	2001	2002	2003	2004
Statements of Income Data	(1)			(2)	(2),(3)
Revenues	$203,444	$413,851	$545,051	$753,807	$1,062,585
Cost of revenues including amortization of stock compensation expense	114,424	216,776	293,032	417,359	602,289
Gross profit	89,020	197,075	252,019	336,448	460,296
Operating Expenses:
Selling and marketing expenses	9,644	20,683	27,113	55,650	76,811
General and administrative expenses	17,102	36,958	44,348	57,808	82,224
Amortization of stock compensation expense	1,775	1,919	2,010	1,985	1,164
Amortization of intangible assets	—	—	—	2,361	6,980
Total operating expenses	28,521	59,560	73,471	117,804	167,179
Operating income	60,499	137,515	178,548	218,644	293,117
Other income, net	9,039	9,505	13,865	18,048	27,950
Income before income taxes	69,538	147,020	192,413	236,692	321,067
Provision for income taxes	8,193	15,072	27,947	41,822	50,776
Net income	$61,345	$131,948	$164,466	$194,870	$270,291
Earnings per Equity Share:
Basic	$0.93	$2.01	$2.51	$2.97	$4.11
Diluted	$0.93	$1.98	$2.49	$2.93	$4.05
Weighted Equity Shares used in computing earnings per Equity Share:
Basic	65,659,625	65,771,256	65,556,648	65,571,002	65,695,077
Diluted	65,863,990	66,714,739	66,084,874	66,479,009	66,791,559
Cash dividend per Equity Share	$0.09	$0.14	$0.35	$0.51	$0.63

	As of March 31,
	2000	2001	2002	2003	2004
Balance Sheet Data
Cash and cash equivalents	$116,599	$124,084	$210,486	$354,363	$444,553
Investment in liquid mutual fund units	—	—	—	—	$217,605
Total assets	219,283	342,348	471,162	704,309	$1,132,182
Total long-term debt	—	—	—	—	—
Total stockholders’ equity	$198,137	$311,792	$442,379	$626,005	$953,580

(1)	The information presented above reflects our 2-for-1 stock split in fiscal 2000.

(2)	The information for fiscal 2003 and fiscal 2004 includes the results of operations of Progeon Limited, a consolidated subsidiary.

(3)	The information for fiscal 2004 includes the results of Infosys Technologies (Australia) Pty. Limited and Infosys Technologies (Shanghai) Co. Limited, both consolidated subsidiaries.

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

Fiscal	Period End	Average	High	Low
2004	Rs.43.40	Rs.45.78	Rs. 47.46	Rs. 43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.91	46.58
2001	46.85	45.88	47.47	43.63
2000	43.65	43.46	43.75	42.50

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
November 2003	Rs. 45.95	Rs. 45.30
December 2003	45.77	45.50
January 2004	45.68	45.29
February 2004	45.32	45.22
March 2004	45.32	43.40
April 2004	44.52	43.40

On May 6, 2004, the noon buying rate in the city of New York was Rs. 44.65.

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

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of wage pressures, seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations, contract terminations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

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

As a percentage of total revenues, net income decreased to 25.4% for fiscal 2004 from 25.8% for fiscal 2003. Net income decreased to 25.8% of revenues for fiscal 2003 from 30.2% of revenues for fiscal 2002. As we continue to experience declines in demand, pricing pressures for our services, appreciation of the rupee against the dollar and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. During fiscal 2004, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

The current economic downturn, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.

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

We have grown significantly in recent periods. Between March 31, 1999 and March 31, 2004 our total employees grew from approximately 3,800 to approximately 23,800 representing a compound annual growth rate of 44.3%. In addition, Progeon had approximately 1,900 employees as of March 31, 2004. In addition, in the last five fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

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

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In April 2004, we announced the formation of a U.S. subsidiary focused on consulting and announced our intention to hire aggressively in the United States. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2004 and 2003, our largest client accounted for 5.0% and 5.8% of our total revenues, and our five largest clients together accounted for 22.6% and 23.4% of our total revenues for fiscal 2004 and 2003. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

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

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries, and economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of the United States and these industries may affect our business.

A significant portion of our revenues is derived from clients located in the United States, as well as clients in certain industries. In fiscal 2004 and 2003, approximately 70.0% and 72.0% of our revenues were derived from the United States. For the same periods, we earned 36.6% and 37.6% of our revenues from the financial services industry, and 14.8% and 16.4% from the manufacturing industry. Consequently, if the current economic recovery in the United States does not continue, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

Recently, some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. There has also been increasing political and media attention in the United States to the growth of offshore outsourcing. Within the last 18 months, some U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities, however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. In the future, we may also enter into significant contracts with U.S. federal or state government entities. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

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

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed- timeframe contracts on budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2004 and 2003, revenues from fixed-price, fixed-timeframe projects accounted for 33.7% and 36.7% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

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

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 31 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2004, we had contractual commitments of approximately $46.3 million for capital expenditure. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2004 and 2003, we earned 2.8% and 4.6% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to exercise significant control over the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 22.4% of our issued equity shares as of March 31, 2004. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we recently acquired Expert Information Services Pty. Limited, Australia and established Infosys Consulting, Inc. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Annual Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of March 31, 2004, we have invested an aggregate amount of approximately $11.4 million in strategic investments. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2004 and 2003, we made loss provisions of $2.1 million and $3.2 million related to investments.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. The Financial Accounting Standards Board has issued an exposure draft, which if adopted, would require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $223.4 million and $137.2 million in fiscal 2004 and 2003.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $78.3 million and $50.6 million for fiscal 2004 and 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 required that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period which ended March 31, 2003. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

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

The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2004, the majority of our IT professionals in the United States held H-1B visas (approximately 3,200 persons), allowing the employee to remain in the United States during the term of the work permit, and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 700 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000, however this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States.

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

Elections to the lower house of the Indian Parliament are currently in process. Formation and continuation of the government would require support of a majority of the members of the lower house. The inability of any one coalition to be elected to a majority of the seats in the lower house could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2004, we had outstanding forward contracts in the amount of $149.0 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure in light of the recent steady appreciation of the Indian rupee against the U.S. dollar. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

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

Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In April 2004, we announced the formation of a consulting subsidiary in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In 2003, China experienced an outbreak of Severe Acute Respiratory Syndrome, or SARS. As a result travel restrictions to the region were heightened. Our international expansion strategy in China may face difficulty resulting from a potential outbreak of SARS recurring again. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

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

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering or up to 100% of the net worth of the company; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

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

Item 4. Information on the company

Company Overview

We are a leading global IT services firm. Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) and Infosys Consulting, Inc. (“Infosys Consulting”) are our majority owned and controlled subsidiaries. We provide end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, systems integration, and package evaluation and implementation. We also provide software products to the banking industry, as well as client business process management services through our majority-owned subsidiary, Progeon. Our clients rely on our solutions to enhance their own business performance.

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

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients’ markets. Our primary client markets are financial services, manufacturing, telecommunications, and retail, as well as utilities and logistics.

We believe we have the best talent in the Indian IT services industry, and we are committed to remain among the industry’s leading employers. In June 2003, Infosys was ranked 61 in the top 100 list of Best Places to Work for IT Professionals by Computerworld.

We were incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and later to Infosys Technologies Limited in June 1992, when we became a public limited company. The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our agent for service in the United States is CT Corporation System, 818 West Seventeenth Street, Los Angeles, CA 90017.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, on behalf of our stockholders, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from this sponsored secondary offering.

Our revenues grew from $121.0 million in fiscal 1999 to $1,062.6 million in fiscal 2004, representing a compound annual growth rate of 54.4%. Our net income grew from $17.5 million, after a one-time stock compensation expense to $270.3 million during the same period, representing a compound annual growth rate of 72.9%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For fiscal 2004, 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 1999 and March 31, 2004, our total employees grew from approximately 3,800 to approximately 23,800 representing a compound annual growth rate of 44.3%. In addition, Progeon had approximately 1,900 employees as of March 31, 2004.

•	Industry Overview

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

Due to the global economic downturn, corporations have reduced their IT budgets. In October 2002, the Gartner 2002 IT Spending and Staffing Survey estimated that worldwide IT spending would decline 7% in 2002 and remain constant in 2003. In October 2003, the Gartner 2003 IT Spending and Staffing Survey specified that after two years of budget cuts, enterprises were poised to boost their investment in IT. It estimated an increase in IT spending by around 4% for 2004. Chief information officers are increasingly focused on closely managing discretionary IT spending. Corporations are redirecting their IT spending towards upgrading and leveraging prior IT investments and are increasingly outsourcing their IT requirements, which allows them to optimize their IT cost structure by converting a portion of their fixed costs to variable costs.

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

The India Advantage

India has consolidated its position as the premier destination for offshore services. In August 2002, a Gartner report indicated that India was ranked as the primary country for supplying offshore IT services by more than 70% of large U.S. corporations surveyed, while the next highest ranked country was preferred by 10% of the corporations surveyed. Additionally, the Indian IT services export, as well as the product and technology services, markets are expected to grow from approximately $9.3 billion in 2003, as estimated by NASSCOM, to $36 billion in 2008, as estimated by the NASSCOM-McKinsey Report 2002, or the NASSCOM-McKinsey Report.

There are several key factors contributing to this growth.

High Quality Delivery : According to Carnegie Mellon Software Engineering Institute’s Survey of High Maturity Organizations and High Maturity Workshop Research, as of October 2002, 50 of 74 high-maturity organizations choosing to list themselves as organizations with SEI-CMM Level 5 certification, the highest level of certification, are based in India. SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

Significant Cost Benefits : The NASSCOM Strategic Review 2004 suggests that the overseas companies could realize savings of 30% to 60% by utilizing offshore processes.

Abundant Skilled Resources : According to the NASSCOM Strategic Review 2004, India graduates approximately 290,000 engineering students annually from its educational institutions across the country.

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

•	Our Competitive Strengths

We believe our competitive strengths include:

Innovation and Leadership : We are a pioneer in the Indian IT services industry. In addition to being rated as the employer of choice in India, we have been the first to achieve a number of significant milestones that have solidified our reputation in the marketplace. For example, we were one of the first Indian companies to develop and deploy a global delivery model, attain SEI-CMMI Level 5 certification for both offshore and onsite operations, comply with the quarterly certification requirements of the U.S. Sarbanes-Oxley Act of 2002, introduce campus-style development centers, list on a U.S. stock exchange, report Indian GAAP audited quarterly financial statements and report audited U.S. GAAP financial statements.

Mature Global Delivery Model : We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our process, infrastructure and systems and refined our Global Delivery Model to effectively integrate onsite and offshore services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes which enables our clients to achieve operating efficiencies and realize significant cost savings.

Comprehensive and Sophisticated End-to-End Solutions : We offer a suite of comprehensive, end-to-end technology-based solutions that span the entire software life cycle. These comprehensive offerings enable us to capture a greater share of our clients’ IT budgets, extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and reduce our service-mix concentration. Our suite of solutions encompasses consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions for our clients. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution : We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction.

Long-Standing Direct Client Relationships : We have long-standing direct relationships with large multi-national corporations. We typically do not accept subcontracted assignments from other IT services providers. Our track record of delivering high quality solutions across the entire software life cycle and our strong industry expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 44.6% of our top 100 clients by revenue in fiscal 2004 have been clients in successive years since fiscal 1998.

Ability to Scale : We have successfully managed our growth by investing in infrastructure and by recruiting, training and rapidly deploying new professionals. Our strong financial position allows us to make the required investments in infrastructure and personnel to continue to grow our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. These factors allow us to execute large-scale, long-term projects in an efficient and cost-competitive manner.

Employer of Choice : We believe we have the best talent in the Indian IT services industry and we are committed to remain among the industry’s leading employers. We have a presence in nine major cities throughout the country, which allows us to recruit IT professionals with specific geographic preferences. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

•	Our Strategy

We seek to further enhance our position as a leading global IT services company. To achieve this goal, we focus on the following key elements of our strategy:

Continue to Enhance our Solution Set : We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services and achieve recognition as a leading provider of comprehensive solutions we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. This enables us to better service our clients, thereby increasing our penetration of existing clients and gaining new clients. Over the past four years we have added new service offerings such as IT consulting, business process management, systems integration and IT outsourcing.

Increase Business from Existing and New Clients : Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and showcasing our superior execution capabilities. We also plan to increase our recurring business with our existing and new clients by selling re-engineering, maintenance, IT outsourcing and business process management services which are long-term in nature and require frequent client contact.

Expand Into New Regions : We seek to diversify our presence in select geographic locations throughout North America, Europe and the Asia Pacific region in order to enhance our ability to service client needs on a global basis. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers and by providing services to existing clients in new geographies. We intend to increase our presence in China through our recently established subsidiary and in Australia through the recent acquisition of Expert Information Services Pty. Limited, Australia. We recently announced the formation of Infosys Consulting, a subsidiary in the United States, that will focus on consulting work in the United States. We intend to use our operations in these regions to eventually support clients in the local market, our global clients and clients in the Asia Pacific region. All of our development centers are also used as business continuity or disaster recovery centers, if necessary. Additionally, as a means of mitigating geographic risks, we have established a dedicated business continuity and disaster recovery center in Mauritius.

Enhance Brand Visibility : We intend to continue to invest in the development of our premium brand identity in the marketplace. Such efforts include media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations. We plan to expand the use of Milan, our annual multi-client retreat in North America and Europe. We have also instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania. We believe that a strong Infosys brand will continue to facilitate the lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions : We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to pursue selective acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. We recently acquired Expert Information Services Pty. Limited, Australia primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. We also established Infosys Consulting, Inc. to add high-end consulting capabilities to our Global Delivery Model.

While we continue to pursue our business strategies, we intend to maintain our focus on scaling our operations by investing in physical and technological infrastructure, retaining our status as a preferred employer by continuing to invest in recruiting, training and maintaining a challenging work environment and by increasing productivity.

•	Our Global Delivery Model

One of our significant competitive strengths is our Global Delivery Model that enables us to derive maximum benefit from:

•	access to our large pool of highly skilled IT professionals;

•	a 24-hour execution capability across multiple time zones;

•	the ability to accelerate delivery times of large projects by simultaneously processing project components;

•	physical and operational separation of client projects to provide enhanced security;

•	cost competitiveness across geographic regions;

•	built-in redundancy to ensure uninterrupted services; and

•	a knowledge management system that enables us to reuse solutions where appropriate.

Our Global Delivery Model allows us to produce where it is most cost effective and sell services where it is most profitable. In a typical offshore development project, we assign a team of IT professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of IT professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client’s systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of location. For the past 12 years, we have successfully executed projects at our global development centers for our clients located in North America, Europe and Asia. Approximately 68.1% of the total billed person months during fiscal 2004 was performed at our global development centers in India, and the balance of the work was performed at client sites and our global development centers located outside India.

We have two types of global development centers: proximity development centers and offshore software development centers. Our proximity development centers are typically located regionally for projects that require proximity to the client for execution. We currently have 12 proximity development centers, six located in the United States, two in the United Kingdom, one in Japan and three in Australia. We have 19 offshore development centers, 18 of which are located in nine cities in India and the remaining offshore development center is located in Toronto.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our Global Delivery Model mitigates client risks associated with offshore IT services. For our communications needs, we use multiple service providers and a mix of satellite and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple satellite links to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure permits us to provide uninterrupted service to our clients. We have also established a business continuity and disaster recovery center in Mauritius.

•	Our End-to-End Solutions

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

When required, we complement our industry expertise with specialist support for our clients using our domain competency group whose members have specialties in financial securities, insurance, banking and cash management, supply chain management and manufacturing, retail and distribution, energy and utilities, healthcare, and travel and tourism. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

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

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues in fiscal 2004.

Custom Application Development

Our custom application development services offer customized software solutions for our clients. We create new applications and enhance the functionalities of our clients’ existing software applications. Our projects vary in size and duration and are increasingly entered into on a fixed-price, fixed-timeframe basis. Each project typically involves all aspects of the software development process, including defining, designing, prototyping, programming, module integration and installation of the custom application. We perform system design and software coding and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client’s site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft’s .NET or open platforms such as J2EE.

As an example, a client in the insurance industry had several disparate legacy systems, due to multiple acquisitions, that created inconsistencies in its customer and product data. Over a 20-month period, our team of over 80 professionals replaced these systems with a new commercial brokerage policy management and accounting software solution. This solution provides an integrated and unified view for over 10,000 users across all of our client’s 70 offices in the United States.

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

As an example, another client in the insurance industry was facing difficulties in maintaining its existing legacy systems while simultaneously developing its new Internet-based system. We rapidly assumed the client’s in-house responsibilities by deploying over 350 professionals across several projects providing maintenance, enhancement and support services for over 50 applications and 20,000 users covering mainframe, client server and Internet technologies.

Software Re-engineering

Our re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third party vendors. Our re-engineering services include: web enabling our clients’ existing legacy systems, database migration, implementing product upgrades, and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the computer manufacturing industry had a large, disparate installed base of legacy systems which needed to be re-engineered to open systems with newer technologies. Our team of over 150 professionals re-engineered a suite of applications from several legacy systems such as VAX/VMS, AS/400 and IBM mainframes, running on Ingres, Sybase and DB2 databases, to new generation systems such as RS6000/AIX, running on Oracle database and Holos OLAP tool. Our solution provides a unified, enterprise-wide platform for over 50 applications for 10,000 users spread across North America, Europe and Asia.

Package Evaluation and Implementation

We assist our clients in the evaluation and implementation of software packages developed by third party vendors, as well as provide training and support services in the course of their implementation. We specialize in enterprise resource planning packages developed by several vendors, including: JD Edwards, Oracle, PeopleSoft, Retek and SAP; supply chain management packages developed by vendors including i2, Manugistics and Oracle; customer relationship management packages developed by vendors including PeopleSoft (Vantive) and Siebel; and enterprise application integration, packages including MQ Series, SeeBeyond and TIBCO. Our engagements cover a broad range of industries such as automotive, beverages, financial services, food, healthcare, manufacturing, media, pharmaceuticals, retail, technology and telecommunications.

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

IT Consulting

We offer IT consulting services that focus on defining, optimizing and aligning our clients’ business objectives with their IT strategies. We assist our clients by first understanding their business objectives and then analyzing and recommending the appropriate hardware and software specifications that would deliver a system that would meet these objectives. Our consultants have a broad mix of functional and industry expertise. They lead engagements by working with client executives to develop innovative e-commerce and technology-related strategies and solutions. These solutions enable our clients to benefit from emerging technologies and offer new products and services to their customers.

We offer IT consulting in the following areas:

•	e-business, which includes e-business strategies and solutions and e-commerce road-map definition;

•	program management, which includes migration planning, institutionalised implementation and overall project management involving multiple vendors under a common architecture; and

•	IT infrastructure assessment, which includes assessing our clients’ IT capabilities against current and future business requirements and recommending appropriate technology infrastructure.

As an example, a client in mortgage services needed assistance in restructuring its processes and systems for loan origination and servicing operations. Over an 11-month period, our team of over 70 professionals made several recommendations and redesigned the client’s core business processes and systems architecture for these operations. As a result of having closely understood its core operations, we were engaged by the client for developing a custom application for its new post-funding system.

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

Testing Services : We offer independent testing and validation services that include functional, usability, compatibility, internationalization and compliance testing. This testing is designed to evaluate the efficiency of our clients’ IT systems against criteria specified by our clients and is provided from our offshore-based centers. Our team members are well trained in several test management tools such as Win Runner and Load Runner from Mercury Interactive, WebLoad from RadView and Rational Software’s (IBM) suite of products. Solutions are delivered from our testing lab based in Bangalore. These services are extensively automated to address our clients’ key objectives of increasing independence of their testing and validation process at a reduced cost.

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

Engineering Services : We offer engineering services that primarily assist our clients in the manufacturing sector, in their new product development process and in managing the life cycles of their existing product lines. We focus on the following areas:

•	for the automotive, aerospace and heavy equipment industries — applications involving computer-aided design, computer-aided manufacturing and computer-aided engineering technologies; and

•	for the automotive, electronics, aerospace and industrial automation industries — design and development of software that is embedded in various hardware components.

As an example, a client in automotive seating systems and interior supplies needed to reduce costs and cycle time in the design of automotive seating systems. Our team of professionals employed advanced techniques in mathematics, structural mechanics, finite element analysis, iterative design and simulation.

Business Process Management : We offer business process management services through our majority-owned subsidiary, Progeon Limited.

Progeon enables its clients to outsource several of their IT-intensive processes related to customer relationship management, finance and accounting, administration and sales order processing. Its service offerings include the following:

•	for the banking industry — credit and debt services, check processing, loan servicing, collections, customer account management and treasury operations management;

•	for the insurance and health care industries — policy owner services, claims processing, transaction and reinsurance accounting, statutory and regulatory reporting, annuities processing and benefits administration; and

•	for the securities and brokerage industry — client account management services and corporate action services.

As an example, we deliver extensive sales order processing services for a client in telecommunications equipment manufacturing. Our services include order capture and validation, performing credit checks and monitoring credit utilization, determining discount levels, order finalization and entry as well as monitoring and updating orders for rejections, cancellations and amendments. Our operations are fully integrated with our clients’ data and fax server networks on a real-time, 24-hour basis.

Systems Integration : Our services include the integration of disparate IT solutions and software systems, and often include procurement of various hardware and software products, development of software that enhances the compatibility between various components of the overall IT infrastructure and management of programs, vendors and consortia during this process.

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

IT Outsourcing : Through IT outsourcing, we take over the management and operations of our client’s IT infrastructure. This service offering enables our clients to focus on their core business areas. Our IT outsourcing service offerings including data center management, technical support services and application and management services and are delivered primarily from our global management network and data operations center in Bangalore, India and our proximity development centers in the United States. We have a sophisticated system that monitors and manages these services through recorded system agent alerts, telephone calls, e-mails and faxes.

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

•	Banking Software Products

We also develop, market and license proprietary software products for the banking industry. Our principal banking products and solutions are the Finacle® suite of products and professional services.

Finacle® Suite of Products : Our suite of software products include Finacle® Core Banking, Finacle® eChannels, Finacle® eCorporate, Finacle® CRM and Finacle® Treasury. This product suite is a fully web-enabled, integrated core banking solution that addresses the retail, corporate and trade finance activities of banks. We granted 25 licenses to 13 clients for our products in fiscal 2004.

Professional Services : Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

•	Our Clients

We market our services to large corporations in North America, Europe and the Asia Pacific Region. We have a strong market presence in North America and a growing presence in Europe. Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2002	2003	2004
North America	71.2%	73.0%	71.2%
Europe	19.5%	17.7%	19.2%
India	2.0%	2.1%	1.4%
Rest of the World	7.3%	7.2%	8.2%

Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2002	2003	2004
Financial Services	36.6%	37.6%	36.6%
Manufacturing	17.2%	16.4%	14.8%
Telecommunications	15.6%	15.2%	16.6%
Retail	12.3%	11.4%	11.6%
Others (primarily Utilities and Logistics)	18.3%	19.4%	20.4%

Total	100.0%	100.0%	100.0%

Our top 20 clients represented 52.9% of our revenues for fiscal 2004. For fiscal 2004, 2003 and 2002, our largest client accounted for approximately 5.0% 5.8% and 6.1%, respectively, of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

•	Sales and Marketing

Our sales and marketing strategy seeks to increase awareness and gain new business from target clients and promote client loyalty and repeat business among existing clients. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients’ senior management.

New Business Development : We use a cross-functional, integrated sales approach in which our account managers, sales personnel and project managers analyze potential projects and collaboratively develop strategies to sell our expertise to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Our sales professionals located throughout the world proactively contact potential clients. For larger projects, we typically bid against other IT services providers in response to requests for proposals. Clients often cite the following as reasons for awarding us contracts: our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing. In addition, client references and endorsements provide objective validation of our competitive strengths.

Promoting Client Loyalty : We constantly seek to expand the nature and scope of our engagements with existing clients by increasing the volume of our business and extending the breadth of services offered. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. In fiscal 2004, 93.4% of our revenue came from repeat business. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

We also intend to expand the use of Milan, our annual multi-client retreat in North America and Europe, to gain additional visibility among our client base.

Sales and Marketing Organization : We sell and market our services from 31 sales offices located in 15 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our efforts towards Global 1000 corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2004, we had 275 sales and marketing employees outside of India and 33 in India.

•	Competition

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture Ltd., BearingPoint, Inc., Cap Gemini, and Braxton Associates;

•	divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems Corporation, Keane, Inc., Logica CMG, and Perot Systems Corporation;

•	Indian IT services firms such as Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

•	software firms such as Oracle Corporation and SAP AG; and

•	in-house IT departments of large corporations.

In the future we also expect competition from firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;

•	increase scale and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing their number of IT services vendors;

•	provide industry expertise to clients’ business solutions;

•	attract and retain high quality IT professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

•	Human Capital

Our employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global IT services industry. We are committed to remaining among the industry’s leading employers. In June 2003, Infosys was ranked 61 in the top 100 list of Best Places to Work for IT Professionals by Computerworld.

As of March 31, 2004, we employed approximately 25,700 employees, including approximately 22,100 IT professionals. During fiscal 2004, we recorded approximately 9,800 net hires. Our culture and reputation as a leader in the IT industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruiting

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We also rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2004, we received approximately 908,500 applications, interviewed approximately 18,200 applicants and extended job offers to approximately 13,600 applicants. These statistics do not include Progeon which recorded approximately 1,400 net hires.

Training and Development

Our training, continuing education and career development programs are primarily designed to ensure our IT professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately three months of integrated on-the-job training before becoming billable to our clients. We continually provide our IT professionals with challenging assignments and exposure to new skills, technologies and global opportunities. We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to under-performers.

We employ approximately 98 faculty members in our training division, including approximately 65 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 160 different two-week continuing education courses in technology and management skills for all employees.

Leadership development is also a key part of our training program. We established the Infosys Leadership Institute, a 228-acre campus at Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We provide a challenging, entrepreneurial and empowering work environment that demands dedication and a strong work ethic.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

The Financial Accounting Standards Board of the US has issued an exposure draft, which if adopted, would require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. A decision on the adoption of the exposure draft is expected by December 2004. Since there is uncertainty attached to the future of the rules governing stock options, we have decided to suspend grants of stock options until the rulemaking uncertainties are resolved.

•	Intellectual Property

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all.

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

•	Research and Development

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies. We have several groups engaged in our research and development activities. These groups are listed below.

Education and Research Group : This group conducts short-term and long-term research in the areas of knowledge management, performance testing, e-commerce, and education and training methodologies.

Software Engineering and Technology Labs : This group monitors advances in technologies that could impact the business of our clients such as knowledge management, collaborative technologies, convergence technologies and web services. They also develop new methodologies and software tools that assist us in our execution of IT services projects.

Domain Competency Group : This group monitors emerging business trends in particular domains that are relevant to our client base and seeks to understand and develop solutions that are highly specific to an individual industry.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for the fiscal years ended March 31, 2004, 2003, and 2002 were $9.4 million, $2.9 million, and $3.1 million respectively.

•	Effect of Government Regulation of Our Business

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

•	Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report, we are not a party to any pending material legal proceedings

Ms. Jennifer Griffith, a former employee, has filed a lawsuit against us and our former director, Mr. Phaneesh Murthy. The lawsuit has been served on us. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on our results of operation or financial position.

Organizational structure

We hold a majority interest in the following companies:

•	Progeon Limited. We established Progeon Limited in April 2002, under the laws of India. We hold 100% of the equity share capital of Progeon. The equity shares have been issued to us as per the terms of the stock subscription agreement signed in April 2002, between us, Citicorp International Finance Corporation (“CIFC”) and Progeon. 12,250,000 equity shares have been issued to us in each of April 2002 and March 2004 for an aggregate consideration of $5.3 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration of $20.3 million.

Unless earlier converted pursuant to an agreement in this behalf between us and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (“IPO”) date , (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

•	Infosys Technologies Australia Pty Limited In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14.5 million. The purchase consideration includes $3.4 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters.

•	Infosys Technologies (Shanghai) Co Limited. In October 2003, we established a wholly-owned subsidiary, Infosys Technologies (Shanghai) Co Limited (Infosys China) in Shanghai, China, to expand our business operations in China. Our board of directors has approved the investment of up to $5.0 million in the share capital of Infosys Shanghai. We have invested $1.0 million in Infosys Shanghai as of March 31, 2004.

•	Infosys Consulting Inc. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. Our board of directors has approved the investment of up to $20.0 million in the share capital of Infosys Consulting. Infosys Consulting has issued 10,000,000 $1.00 par value equity shares to us in exchange for an aggregate consideration of $10,000,000.

Property, plants and equipment

Our principal campus, “Infosys City” is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3 million square feet of land and 1.59 million square feet of operational facilities. The campus features:

•	960,000 square feet of landscaped area;

•	226 conference rooms;

•	An Education and Research unit consisting of 115,000 square feet of facilities space, including a library, six class rooms and six training rooms, computer-based learning and audio-visual aids, and over 70 faculty rooms;

•	A Management Development Center consisting of 75,500 square feet of facilities space, with 21 class rooms and 22 faculty rooms;

•	A world-class conference room with the capacity to simultaneously video-conference 24 locations across the globe;

•	Redundant power supply through captive generators;

•	Leisure facilities, including cafeterias, tennis courts, a miniature golf course, a basketball court, a swimming pool, and a health club; and

•	A store selling Infosys branded merchandise and a grocery store.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have eleven sales and marketing offices in the United States, four in India, two in Germany, two in China and one each in Australia, Belgium, Canada, France, Hong Kong, Japan, Netherlands, Sweden, Switzerland, Italy, the UAE and the United Kingdom. We believe our facilities are optimally utilized. Appropriate expansion plans are being planned and undertaken to meet our future growth.

Our most significant leased and owned properties are listed in the table below:

	Building	Land
Location	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	1,591,536	2,687,826	Leased
		308,406	Owned
Bangalore (B.T.M. Layout), Karnataka	11,300	—	Leased
Bangalore (Koramangala), Karnataka	22,000	—	Leased
Bangalore (Dickenson Road), Karnataka	7,000	—	Owned
Bangalore (J.P. Nagar), Karnataka	59,500	—	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	189,000	1,999,408	Leased
Chennai (Sholinganallur), Tamil Nadu	421,317	577,608	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	462,000	2,178,000	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mohali (S.A.S. Nagar Industrial Area), Chandigarh	21,000	—	Leased
Mysore (Hebbal Electronic City), Karnataka	518,450	9,934,729	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Trivandrum, Kerala	22,000	—	Leased

TOTAL	4,112,750	18,894,771

Proposed Software Development Facilities
Bangalore (Infosys City), Karnataka	452,000	—	Leased
Chennai (Sholiganallur), Tamil Nadu	75,000	—	Leased
Chennai (Maraimalai nagar), Tamil Nadu	125,000	3,267,000	Leased
Hyderabad (Manikonda village), Andhra Pradesh	154,000	—	Owned
Bhubaneshwar (Chandaka Industrial Area), Orissa	195,000	—	Leased
Mysore (Hebbal Electronic City), Karnataka	1,091,000	—	Leased
Pune (Campus 2, Hinjewadi), Maharashtra	135,000	4,883,076	Leased
Masarykova, Czech Republic	7,109	—	Leased
Shanghai, China	13,901	—	Leased

TOTAL	2,248,010	8,150,076

Proximity and Global Development Facilities
Berkeley Heights, New Jersey	20,535	—	Leased
Boston, Massachusetts	33,252	—	Leased
Chicago, Illinois	13,965	—	Leased
Croydon, United Kingdom	10,300	—	Leased
Fremont, California	32,000	—	Leased
Phoenix, Arizona	4,704	—	Leased
Toronto, Ontario	20,515	—	Leased
Sydney, Australia	3,077	—	Leased
Melbourne, Australia	46,472	—	Leased
Tokyo, Japan	6,894	—	Leased
Charlotte, North Carolina	11,057	—	Leased
London, United Kingdom	1,200	—	Leased

TOTAL	203,971	—

Disaster Recovery Facility
Mauritius	27,000	—	Leased

Other
Bangalore (J.P. Nagar Sarakki), Karnataka	—	16,553	Owned
Bangalore (Adarsh Gardens), Karnataka	78,700	—	Owned
Bhubaneswar (Jayadev Vihar Mouza), Orissa	—	293,334	Leased
Mangalore (Kadri Kambala Crossroad), Karnataka	5,100	—	Owned
Mumbai (Vallabhai Patel Road), Maharashtra	13,620	—	Owned
Pune (Shanti Sadan Erandawane), Maharashtra	3,300	—	Owned

TOTAL	100,720	309,887

Item 5. Operating and financial review and prospects

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

Our research and development expenses for the fiscal years ended March 31, 2004, 2003, and 2002 were $9.4 million, $2.9 million, and $3.1 million respectively.

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

Overview

We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) and Infosys Consulting Inc. (“Infosys Consulting”) are our majority owned and controlled subsidiaries. We provide end-to-end business solutions that leverage technology, thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle, encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer business process management services through Progeon, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, on behalf of our stockholders, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from this sponsored secondary offering.

Our revenues grew from $121.0 million in fiscal 1999 to $1,062.6 million in fiscal 2004, representing a compound annual growth rate of 54.4%. Our net income grew from $17.5 million, after a one-time stock compensation expense to $270.3 million during the same period, representing a compound annual growth rate of 72.9%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For fiscal 2004, 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 1999 and March 31, 2004 our total employees grew from approximately 3,800 to approximately 23,800 representing a compound annual growth rate of 44.3%. In addition, Progeon had approximately 1,900 employees as of March 31, 2004.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 71.2% of our total revenues from North America, 19.2% from Europe, 1.4% from India and 8.2% from the rest of the world for fiscal 2004.

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe, basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 2.8% of our total revenues for fiscal 2004.

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

We typically assume full project management responsibility for each project that we undertake. Approximately 68.1% of the total billed person months during fiscal 2004 was performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own IT development needs, and we do not perform subcontracted work for other IT service providers. For fiscal 2004 approximately 2.3% of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

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

Selling and marketing expenses represent 5.0%, 7.4% and 7.2% of total revenues for fiscal 2002, 2003 and 2004. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, sales and marketing offices and telecommunication. We have recently decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing. General and administrative expenses represent 8.1%, 7.7% and 7.7% of total revenues for fiscal 2002, 2003 and 2004. Our general and administrative expenses comprise of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Amortization of stock compensation expense consists of costs relating to option grants under the 1994 stock option plan which have not been included in cost of revenues. These costs have been accounted under the intrinsic value method.

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Other income includes interest income, income from mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward contracts, and provisions for losses on investments.

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Annual Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

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

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $48.7 million, $50.6 million and $78.3 million for fiscal 2002, 2003 and 2004 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

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

When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2004 was 15.8% and our Indian statutory tax rate for the same period was 35.9%.

Results of operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2002	2003	2004
Revenues	100.0%	100.0%	100.0%
Cost of revenues including amortization of stock compensation expenses	53.8%	55.4%	56.7%
Gross profit	46.2%	44.6%	43.3%
Operating Expenses:
Selling and marketing expenses	5.0%	7.4%	7.2%
General and administrative expenses	8.1%	7.7%	7.7%
Amortization of stock compensation expenses	0.3%	0.3%	0.1%
Amortization of intangible assets	—	0.3%	0.7%
Total operating expenses	13.4%	15.7%	15.7%
Operating income	32.8%	28.9%	27.6%
Other income, net	2.5%	2.4%	2.6%
Income before income taxes	35.3%	31.3%	30.2%
Provision for income taxes	5.1%	5.5%	4.8%
Net income	30.2%	25.8%	25.4%

Results for fiscal 2004 compared to fiscal 2003

Revenues. Our revenues were $1,062.6 million in fiscal 2004, representing an increase of $308.8 million, or 41.0% over revenues of $753.8 million for fiscal 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in industries such as financial services, telecom, utilities and logistics. Our financial services clients comprised 36.6% and 37.6% of revenues for each of fiscal 2004 and 2003, while our clients in the telecom industry comprised 16.6% and 15.2% of revenues for each of fiscal 2004 and 2003. Sales of our software products represented 2.8% of our total revenues for fiscal 2004, as compared to 4.6% for fiscal 2003. Revenues from services represented 97.2% of total revenues for fiscal 2004, as compared to 95.4% for fiscal 2003. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 33.7% and 66.3% of total services revenues for fiscal 2004, as compared to 36.7% and 63.3% for fiscal 2003. Revenues from North America, Europe, India and the rest of the world represented 71.2%, 19.2%, 1.4% and 8.2% of total revenues for fiscal 2004 as compared to 73.0%, 17.7%, 2.1% and 7.2% for fiscal 2003.

During fiscal 2004, the total billed person months for our services other than business process management grew by 49.5% as compared to 38.6% in fiscal 2003. The onsite and offshore volume growth were 39.3% and 55.1% during fiscal 2004 as compared to 52.1% and 32.0% in fiscal 2003. This growth in fiscal 2004 was offset by a pricing decline of 5.0% in US dollar terms consisting of 2.9% decline in onsite rates and a 2.6% decline in offshore rates. During fiscal 2003, the pricing decline of 0.8% in US dollar terms consisted of a 4.7% decline in offshore rates and a 2.5% decline in onsite rates.

Cost of revenues. Our cost of revenues was $602.3 million for fiscal 2004, representing an increase of $184.9 million, or 44.3%, over our cost of revenues of $417.4 million for fiscal 2003. Cost of revenues represented 56.7% and 55.4% of total revenues for fiscal 2004 and 2003. This increase in our cost of revenues was partially attributable to an increase of approximately $163.6 million in personnel costs due to new hires and compensation review as well as a one-time incentive payment to employees on the company achieving a billion dollars in revenues, $8.3 million in depreciation expenses, $4.1 million in communication expenses, $3.7 million in overseas travel expenses, $2.6 million in software purchased for own use, and $1.4 million in accruals for post sales client support offset by a decrease of approximately $1.9 million in subcontractor costs. Cost of revenues includes amortization of stock compensation expense of $1.7 million and $2.8 million for fiscal 2004 and 2003 respectively.

Gross profit. As a result of the foregoing, our gross profit was $460.3 million for fiscal 2004, representing an increase of $123.9 million, or 36.8%, over our gross profit of $336.4 million for fiscal 2003. As a percentage of revenues, gross profit decreased to 43.3% for fiscal 2004 from 44.6% for fiscal 2003. This decrease was attributable to a 44.3% increase in cost of revenues from fiscal 2003 to fiscal 2004, offset by a 41.0% increase in revenues in the same period.

Selling and marketing expenses. We incurred selling and marketing expenses of $76.8 million in fiscal 2004, representing an increase of $21.2 million, or 38.1%, over the $55.6 million expended in fiscal 2003. As a percentage of total revenues, selling and marketing expenses were 7.2% and 7.4% for fiscal 2004 and 2003. The number of our sales and marketing personnel increased to 308 as of March 31, 2004, from 280 as of March 31, 2003. The increase in selling and marketing expenses is mainly attributable to increases of approximately $17.9 million in personnel costs of selling and marketing employees including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $2.3 million on rental expenses, and $1.5 million for brand building activities offset by a decrease of $0.9 million in professional charges.

General and administrative expenses. Our general and administrative expenses were $82.2 million for fiscal 2004, representing an increase of $24.4 million, or 42.2%, over general and administrative expenses of $57.8 million for fiscal 2003. General and administrative expenses were 7.7% of total revenues for fiscal 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increases of approximately $5.7 million for personnel costs including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $4.7 million in insurance charges, $2.3 million in office maintenance expenses, $2.2 million for telecommunications, $1.9 million in power and fuel charges and $1.9 million in donations to charities. There has also been an increase of approximately $3.3 million in the provision for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $1.2 million and $2.0 million for fiscal 2004 and 2003.

Amortization of intangible assets. Amortization of intangible assets was $7.0 million and $2.4 million for fiscal 2004 and 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. The amortization for fiscal 2004 also includes $0.3 million being amortization of the identified intangible of customer contracts arising on the allocation of purchase price of Expert Information Services Pty. Limited, Australia.

In fiscal 2003, we acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The $3.5 million consideration was recorded as an intangible asset and amortized over two years being our initial estimate of the useful life. In the same fiscal year, we also entered into an agreement for transferring the intellectual property rights to a commercial software application product used in the design of high performance structural systems. We are required to pay the committed consideration of $5.0 million within ten years of the contract date. The ownership of intellectual property in the product transfers to us on payment of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over our estimate of the useful life, which was initially 5 years. During fiscal 2004, we revised our estimates of the remaining useful lives of both the intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful lives was $3.6 million. The recorded values of both these intangible assets have been completely amortized as of March 31, 2004.

Operating income. Our operating income was $293.1 million for fiscal 2004 representing an increase of $74.5 million, or 34.1%, over our operating income of $218.6 million for fiscal 2003. As a percentage of revenues, operating income decreased to 27.6% for fiscal 2004 from 28.9% for fiscal 2003.

Other income. Other income was $28.0 million for fiscal 2004 representing an increase of $10.0 million, or 55.6%, over other income of $18.0 million for fiscal 2003. The increase is mainly due to increases in interest and dividend income, foreign currency exchange gains and decrease in write-downs to investments. Other income includes interest and dividend income of $22.4 million and $16.7 million for fiscal 2004 and 2003. This increase is on account of the increased level of cash invested. Other income also includes net foreign currency exchange gains of $7.5 million and $4.2 million for fiscal 2004 and 2003, the increase being mainly attributable to gains on forward contracts marked to market.

The average exchange rate between the rupee and the US dollar was Rs 45.78 per US dollar in fiscal 2004 compared to Rs 48.36 in fiscal 2003 resulting in an average appreciation of 5.3% in the value of the rupee against the US dollar. We hedge our foreign exchange risk by pro-actively hedging our foreign currency denominated receivables. As of March 31, 2004, we had $149.0 million of forward cover. For fiscal 2004, US dollar denominated revenues represented 84.9% of total revenues. During fiscal 2004, the US dollar depreciated substantially against other currencies. The closing exchange rate between the rupee and the US dollar was Rs 43.40 per US dollar on March 31, 2004 compared to Rs 47.53 as of March 31, 2003 resulting in an appreciation of 8.7% in the value of the rupee against the US dollar. For fiscal 2004 this appreciation resulted in transaction and translation losses of approximately $9.9 million which have been offset by gains of $17.4 million on foreign exchange forward contracts.

In fiscal 2004 and 2003, we provided for write downs to our investments in the aggregate amount of approximately $2.1 million and $3.2 million. In fiscal 2003, the write downs included approximately $1.5 million for Asia Net Media (BVI) Limited, $0.2 million for Jasdic Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. In fiscal 2004, the write-downs included approximately $1.5 million towards investment in CiDRA Corporation, $0.4 million towards investment in Stratify Inc, and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $50.8 million for fiscal 2004, representing an increase of $9.0 million, or 21.5%, over our provision for income taxes of $41.8 million for fiscal 2003. Our effective tax rate decreased to 15.8% for fiscal 2004 from 17.7% for fiscal 2003. The decrease is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in fiscal 2004.

Net income. Our net income was $270.3 million for fiscal 2004, representing an increase of $75.4 million, or 38.7%, over our net income of $194.9 million for fiscal 2003. As a percentage of total revenues, net income decreased to 25.4% for fiscal 2004 from 25.8% for fiscal 2003.

Results for fiscal 2003 compared to fiscal 2002

Revenues. Our revenues were $753.8 million in fiscal 2003, representing an increase of $208.8 million, or 38.3% over revenues of $545 million for fiscal 2002. This increase was attributable to an increase in billed persons months of 44.4%, offset by a 6.1% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.6% and 36.6% of revenues for each of fiscal 2003 and 2002, while our clients in other industries comprised 19.4% and 18.3% of revenues for each of fiscal 2003 and 2002. Sales of our software products represented 4.6% of our total revenues for fiscal 2003, as compared to 4.0% for fiscal 2002. Revenues from services represented 95.4% of total revenues for fiscal 2003, as compared to 96% for fiscal 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 36.7% and 63.3% of total services revenues for fiscal 2003, as compared to 31.6% and 68.4% for fiscal 2002. Revenues from North America, Europe, India and the rest of the world represented 73.0%, 17.7%, 2.1% and 7.2% of total revenues for fiscal 2003 as compared to 71.2%, 19.5%, 2.0% and 7.3% for fiscal 2002.

Cost of revenues. Our cost of revenues was $417.4 million for fiscal 2003, representing an increase of $124.4 million, or 42.5%, over our cost of revenues of $293.0 million for fiscal 2002. Cost of revenues represented 55.4% and 53.8% of total revenues for fiscal 2003 and 2002. This increase in our cost of revenues was partially attributable to an increase of approximately $10.7 million in compensation paid to our Indian employees working in the United States to comply with new immigration regulations effective July 2001; compensation of new hires of $18.9 million and increased personnel costs of approximately $65.4 million; overseas travel costs of approximately $10.6 million; software purchased for own use approximately $4.4 million; depreciation expenses of approximately $3.4 million and professional charges of approximately $13.6 million paid to sub-contractors. This increase was offset by a decrease of $2.4 million in our telecommunication expenses and $2.1 million in the provision for post-sales client support. Cost of revenues includes amortization of stock compensation expense of $2.8 million and $3.0 million for fiscal 2003 and 2002 respectively.

Gross profit. As a result of the foregoing, our gross profit was $336.4 million for fiscal 2003, representing an increase of $84.4 million, or 33.5%, over our gross profit of $252.0 million for fiscal 2002. As a percentage of revenues, gross profit decreased to 44.6% for fiscal 2003 from 46.2% for fiscal 2002. This decrease was attributable to a 42.5% increase in cost of revenues from fiscal 2002 to fiscal 2003, offset by a 38.3% increase in revenues in the same period.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continued to seek to outsource their IT spending offshore to companies like ours and therefore our client base and revenues continued to grow. However, we continued to experience erosion in our gross profit with significant pricing pressures in our core service offerings, as a result of clients’ needs to reduce their costs and the increased competitive environment among IT companies. In response to the continued pricing pressures and increased competition for outsourcing clients, we continued to focus on expanding our service offerings into areas with higher and sustainable price margins, on managing our cost structure, and on anticipating and correcting for decreased demand, and skill and pay level imbalances in our personnel. Our immediate measures included increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed or non-billable IT professionals. We also reduced infrastructure and corporate expenses through deferral of certain non-critical expansion initiatives and reductions in our third party vendor pricing plans.

Selling and marketing expenses. We incurred selling and marketing expenses of $55.6 million in fiscal 2003, representing an increase of $28.5 million, or 105.2%, over the $27.1 million expended in fiscal 2002. As a percentage of total revenues, selling and marketing expenses were 7.4% and 5.0% for fiscal 2003 and 2002. The number of our sales offices increased to 30 as of March 31, 2003 from 28 as of March 31, 2002, and the number of our sales and marketing personnel increased to 280 as of March 31, 2003, from 143 as of March 31, 2002. This increase in personnel is attributable to the reclassification during fiscal 2003 of 107 account managers and business support managers, which was previously reported as cost of revenues into the sales and marketing group, and 30 new hires. Previously, the reclassified account managers primarily performed delivery support and account management functions. They were billable resources during this period and their costs were included in cost of revenues. Since the beginning of the current fiscal year, the employees have been responsible for account management and sales. This involves creating new opportunities with clients, preparation of proposals, negotiation of contracts and collection of accounts receivables. The resources are now in a support function and are no longer billable. Accordingly, we have reclassified these expenses effective April 1, 2002. This re-classification has resulted in an increase in our selling and marketing expenses of approximately $8.8 million. The increase in selling and marketing expenses is also attributable to increases of approximately $9.4 million in personnel costs of selling and marketing employees, $4.3 million on travel, $3.3 million for brand building activities and $1.0 million on professional fees.

General and administrative expenses. Our general and administrative expenses were $57.8 million for fiscal 2003, representing an increase of $13.5 million, or 30.5%, over general and administrative expenses of $44.3 million for fiscal 2002. General and administrative expenses were 7.7% and 8.1% of total revenues for fiscal 2003 and 2002. This increase in general and administrative expenses was primarily attributable to increases of approximately $3.1 million for compensation costs, $4.6 million in professional fees, $2.0 million for telecommunications, $1.3 million in office maintenance costs, $0.8 million in power and fuel charges and $1.0 million for insurance expenses. The above increases have been offset by a reduction in the provision for doubtful accounts receivable of $2.6 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $2.0 million for both fiscal 2003 and 2002.

Amortization of intangible assets. Amortization of intangible assets was $2.4 million for fiscal 2003, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. We recorded no amortization of intangible assets in fiscal 2002.

Operating income. Our operating income was $218.6 million for fiscal 2003 representing an increase of $40.1 million, or 22.5%, over our operating income of $178.5 million for fiscal 2002. As a percentage of revenues, operating income decreased to 28.9% for fiscal 2003 from 32.8% for fiscal 2002.

Other income. Other income was $18.0 million for fiscal 2003 representing an increase of $4.1 million, or 29.5%, over other income of $13.9 million for fiscal 2002. Other income includes interest income of $16.7 million and $10.4 million for fiscal 2003 and 2002. Other income also includes foreign currency exchange gains of $4.2 million and $2.7 million for fiscal 2003 and 2002. The increase in other income was offset by a provision for loss on investments of $3.2 million for fiscal 2003.

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

Provision for income taxes. Our provision for income taxes was $41.8 million for fiscal 2003 , representing an increase of $13.9 million, or 49.8%, over our provision for income taxes of $27.9 million for fiscal 2002. Our effective tax rate increased to 17.7% for fiscal 2003 from 14.5% for fiscal 2002. The increase is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in the previous fiscal year.

Net income. Our net income was $194.9 million for fiscal 2003, representing an increase of $30.4 million, or 18.5%, over our net income of $164.5 million for fiscal 2002. As a percentage of total revenues, net income decreased to 25.8% for fiscal 2003 from 30.2% for fiscal 2002.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

As of March 31, 2004 we had $444.6 million in cash and cash equivalents, $217.6 million invested in liquid mutual fund units, $719.8 million in working capital and no outstanding bank borrowings or long term debt. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $373.5 million and $211.2 million for fiscal 2004 and 2003. Net cash provided by operations consisted primarily of net income and increases in other accrued liabilities and provision for income taxes, offset in part by an increase in accounts receivable. Accounts receivable as a percentage of revenues represented 14.1% and 14.5% as of March 31, 2004 and 2003.

Prepaid expenses and other current assets increased by $8.1 million during fiscal 2004, as compared to a $5.2 million increase during fiscal 2003. The increase in fiscal 2004 is primarily due to marked to market gains on forward foreign exchange contracts. There has been an increase in unbilled revenues of $0.7 million in fiscal 2004. In fiscal 2003, there was an increase in unbilled revenue of $15.4 million. Unbilled revenues represent revenues that are recognized but not yet invoiced. The decrease in unearned revenues was negligible during fiscal 2004. We had an increase of $9.5 million in unearned revenues during fiscal 2003. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Unbilled and unearned revenue arise from our fixed-price, fixed-timeframe contracts and the changes in unbilled and unearned revenue is due to the decrease in the proportion of fixed-price, fixed-timeframe contracts as a percentage of total services revenues to 33.7% for fiscal 2004 from 36.7% for fiscal 2003.

Other accrued liabilities increased by $44.4 million and $22.8 million during fiscal 2004 and 2003, primarily due to increases in our accrued employee compensation including provision for a one-time incentive of approximately $23.0 million on the company achieving one billion dollars in revenues, withholding taxes payable and provisions for expenses.

Net cash used in investing activities was $304.7 million and $53.9 million for fiscal 2004 and 2003. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2004 and 2003, was $93.2 million and $43.2 million. During fiscal 2004, we invested $10.4 million for the acquisition of Expert Information Services Pty. Limited, Australia. In fiscal 2004, we also invested approximately $205.3 million in liquid mutual fund units.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. In the aggregate, these loans represented approximately $27.3 million and $28.7 million as of March 31, 2004 and 2003. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans leading to a decrease of $4.0 million in loans to employees during fiscal 2004.

Net cash used in financing activities for fiscal 2004 was $9.8 million. This is primarily comprised of $27.1 million of cash raised by issuance of common stock on exercise of stock options by employees, $10.3 million in issuance of preferred stock by Progeon, our subsidiary, offset by dividend payments of $47.2 million. Net cash used in financing activities for fiscal 2003 was $21.1 million, which is primarily comprised of $10.0 million of cash raised by the issuance of preferred stock by our subsidiary, offset by dividend payments of $33.9 million. As of March 31, 2004, we had contractual commitments for capital expenditures of $46.3 million. These commitments include approximately $37.3 million in domestic purchases and $ 9.0 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be completed significantly by September 2004.

Our Board of Directors, in their meeting on April 13, 2004, has proposed a final dividend of Rs. 15 per equity share and a special one-time dividend of Rs. 100 per equity share. The proposal is subject to the approval of members at the Annual General Meeting to be held on June 12, 2004 and, if approved, would result in a cash outflow of approximately $199.2 million.

We have provided information to the public regarding forward-looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this annual report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	deferred taxes;

•	amortization of intangible assets;

•	provision for investments acquired through a non-cash transaction; and

•	accounting for foreign exchange forward contracts

Reconciliation of net income

	Year ended March 31,
	2002	2003	2004
Net profit as per Indian GAAP	$169,102,534	$197,351,462	$272,293,258

Amortization of stock compensation expense	(5,009,772)	(4,803,534)	(2,817,066)
Forward contracts — marked to market	—	513,269	3,505,670
Deferred taxes	373,547	(191,156)	(1,105,142)
Provision for investments	—	2,000,000	—
Amortization of intangible assets	—	—	(260,723)
Others	—	—	(1,325,697)

Net income as per U.S. GAAP	$164,466,309	$194,870,041	$270,290,300

Quantitative and qualitative disclosures about market risk

General

Market risk is the risk that changes in the price of a financial instrument will impact future earnings or cash flow. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk management procedures

We manage market risk through treasury operations. Treasury operations’ objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of market risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2004, 2003, and 2002 our U.S. dollar denominated revenues represented 84.9%, 89.0%, and 87.7% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2004 and 2003, we had outstanding forward contracts in the amount of $149.0 million and $88.0 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate contracts to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

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

Estimates

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

Arrangements with customers for software development and related services are either on a fixed price, fixed time frame or on a time and material basis. Revenue on time and material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between labor hour input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between labor hours input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit risk. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2004. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in foreign exchange forward contracts, intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at March 31, 2004. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2004 and 2003, we recorded valuation allowances of $2.0 million and $0.6 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-balance sheet arrangements

None

Contractual obligations

Contractual obligations ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$21.5	$6.2	$8.9	$5.3	$1.1
Purchase obligations	$60.3	$60.3	—	—	—
Preferred stock of subsidiary	$21.6	—	—	—	$21.6
Other long term liabilities	$5.0	—	—	—	$5.0

Total	$108.4	$66.5	$8.9	$5.3	$27.7

Item 6. Directors, senior management and employees

Directors and executive officers

Our policy in determining our executive officers for Securities and Exchange Commission reporting purposes has traditionally been to include all statutory officers and all members of our management council. As of April 1, 2004, in line with our growth and strategic objectives, we divided our management council into two levels, one comprised of senior executives and the other comprised of directors and statutory officers. From time to time, we re-evaluate who we consider to be senior executives. The respective ages and positions of our directors and executive officers, which include only statutory officers and independent directors, as of March 31, 2004 are as follows:

Name	Age	Position
N. R. Narayana Murthy	57	Chairman of the Board and Chief Mentor
Nandan M. Nilekani	49	Director, Chief Executive Officer, President and Managing Director and Chairman, Management Council
S. Gopalakrishnan	49	Chief Operating Officer, Deputy Managing Director and Head — Customer Service and Technology
Deepak M Satwalekar(2)(3)(4)(5)	55	Lead Independent Director
Marti G. Subrahmanyam (2)(3)(4)	57	Director
Philip Yeo Liat Kok(1)(4)(5)	57	Director
Omkar Goswami (1)(3)(4)(5)	47	Director
Larry Pressler (2)(3)(4)(5)	62	Director
Rama Bijapurkar (1)(3)(4)	47	Director
Claude Smadja (1)(4)(5)	58	Director
Sridar A. Iyengar(2)(3)(4)	57	Director
K. Dinesh	49	Director and Head — Human Resources Development, Information Systems, Quality and Productivity and Communication Design Group
S. D. Shibulal	49	Director and Head — Worldwide Customer Delivery
T. V. Mohandas Pai	45	Director, Chief Financial Officer and Head — Finance and Administration
Srinath Batni	49	Director and Head — Strategic Groups and Co-customer Delivery
V. Balakrishnan	39	Company Secretary and Senior Vice President — Finance

(1)	Member of the Investors Grievance Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent director

(5)	Member of the Nominations Committee

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

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer, President and Managing Director and Chairman of our Management Council. Prior to this, Mr. Nilekani served in various capacities with the Company, including as our Chief Operating Officer and Head — Banking Business Unit. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of The IndUS Entrepreneurs (TiE). He also serves on the London Business School’s Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India’s Advisory Group on Corporate Governance. Mr. Nilekani received a Bachelor of Technology, or B.Tech., in Electrical Engineering from IIT Bombay.

S. Gopalakrishnan is one of our co-founders and served as one of our directors from 1981 to 1987, and since October 1994. Mr. Gopalakrishnan is currently our Chief Operating Officer, Deputy Managing Director and Head — Customer Service and Technology. From 1999 to 2002, he served as our Deputy Managing Director and Head — Client Delivery and Technology. From 1996 to 1999, he served as our Head — Customer Service and Technology. Between 1994 and 1996, he was Head — Technical Support Services. Mr. Gopalakrishnan received an M.S. in Physics and an M.Tech. in Computer Science from IIT Madras. Mr. Gopalakrishnan is the chairperson of Infosys Consulting, Inc, our wholly owned subsidiary.

Deepak M. Satwalekar is the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd since 2000. Before that, he was the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Centre for Human Settlements (HABITAT). He is a member of the Insurance Committee of the Confederation of Indian Industries (CII) and is also a Director on the boards of several other companies. Mr. Deepak M. Satwalekar obtained a Bachelors Degree in Technology from the Indian Institute of Technology, Bombay and a Masters Degree in Business Administration from The American University, Washington DC.

Marti G. Subrahmanyam is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. He holds degrees from the Indian Institute of Technology, Madras, the Indian Institute of Management, Ahmedabad and the Massachusetts Institute of Technology. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently, Cambridge University in the UK, INSEAD in France, University of Melbourne and Monash University in Australia, LUISS in Italy and Singapore Management University in Singapore. Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University’s Distinguished Teaching Medal. He has served as a consultant to several corporations, industrial groups, and financial institutions around the world, such as Merrill Lynch and State Street Bank. He also sits on the boards of several companies, including ICICI Bank, the Murugappa Group, Nexgen Financial Holdings and Nomura Asset Management, and has served as an advisor to international and government organizations, including the Securities and Exchange Board of India.

Philip Yeo Liat Kok is Chairman of the Agency for Science, Technology & Research (A*STAR) and Co-Chairman of the Economic Development Board (EDB). Recognised for his contributions to Singapore’s economic development and his pioneering role in the promotion and development of the country’s information technology, semiconductor and chemical industries. He brings wide government and private sector experience over a 33-year career. Appointed as Director of Nasdaq-listed Infosys of India since October 1999. Chairman of SPI and non-executive Director of the United Overseas Bank Board. He holds a Bachelor of Applied Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University.

Omkar Goswami has served as one of our directors since November 2000. In April 2004, he set up CERG Advisory, a company specializing in corporate consulting and economic advisory services, of which he is the Founder-Chairman. Before that, he was the Chief Economist to the Confederation of Indian Industry from August 1998 to March 2004. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he taught at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University, and the Indian Statistical Institute (New Delhi). Dr. Goswami also serves on the board of Dr. Reddy’s Laboratories, Infrastructure Development and Finance Company Limited, Crompton Greaves Limited and DSP Merrill Lynch. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. Dr. Goswami received his Master of Economics from the Delhi School of Economics and his Ph.D. in Economics from Oxford University.

Larry Pressler has served as one of our directors since January 2001. He is currently the President and Chairman of the Washington, D.C. law firm, The Pressler Group, LLC. Between 1974 and 1997, he served as a member of the U.S. Congress, with 18 years in the U.S. Senate. While in the U.S. Senate, he chaired the Commerce, Science and Transportation Committee and authored the Telecommunications Act of 1996, among other legislation. Senator Pressler serves on the board of The Philadelphia Stock Exchange, Sky Ventures Capital Inc and Flight Safety Technologies, Inc. He also serves on the board of advisors of several private companies in the pharmaceutical, telecommunications and financial sectors. Senator Pressler received a Bachelor of Arts in Government from the University of South Dakota, a Diploma in Public and Social Administration from Oxford University under a Rhodes Scholarship, as well as a Juris Doctor from Harvard Law School, Harvard University.

Rama Bijapurkar has served as an independent director of Infosys, since March 2001. She is currently an independent management consultant specializing in marketing strategy and is also a visiting faculty at the Indian Institute of Management, Ahmedabad. She also serves on the boards of Titan Industries Limited, Godrej Consumer Products Limited, Credit Rating Information Services of India Limited, Arvind Mills Limited, Ambit Corporate Finance Pte, Give Foundation. Ms Bijapurkar has over twenty five years of marketing consulting and market research experience. Immediately prior to setting up her own practice in 1997, she was a senior marketing consultant with McKinsey & Company, and before that, with MARG Marketing and Research Group, as their Deputy Managing Director. She has a B.Sc (hons) degree in Physics from the Delhi University and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and governments on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja serves on the boards of directors of the Edipresse, Infotec Company and the Kudeslki Groups, as well as several private corporations. He is also the Chairman of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar A. Iyengar is the President of TiE (The Indus Entrepreneurs) in Silicon Valley. Previously he was the Partner-in-Charge of KPMG’s Emerging Business Practice. He has had a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific — as well as in all four of KPMG’s functional disciplines — assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that he headed up the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Kolkota and has attended the Executive Education course at Stanford.

K. Dinesh is one of our co-founders and has served as one of our directors since 1985. He is currently our Director and Head — Human Resources Development, Information Systems, Quality and Productivity and Communication Design Group. Between 1996 and 2001, he was our Head — Quality, Productivity and Management Information Systems. Mr. Dinesh received his M.S. in Mathematics from Bangalore University. Mr. Dinesh also serves on the Board of Infosys Technologies Australia Pty Limited.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Progeon Limited ( our majority-owned subsidiary), and Infosys Consulting Inc (wholly owned subsidiary). He is currently our Head — Worldwide Customer Delivery. From 1998 to 1999, he was our Head — Manufacturing, Distribution and Year 2000 Business Unit, as well as Head — Internet and Intranet Business Unit. He received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai is Director, Chief Financial Officer and Head — Finance & Administration of Infosys. Having joined Infosys in 1994, he was a member of the Internal Committee, which formulated and instituted the guidelines for the first Employee Stock Option Plan in India. He is one of the key members of the core team responsible for producing Infosys’ Annual Report (which has won the Best Annual Report Award for the last eight successive years from the Institute of Chartered Accountants of India). He was part of the Infosys team, which enabled the listing of the company on the NASDAQ in March 1999, the first listing of an Indian Company on an American stock exchange, and which enabled the Sponsoring of Secondary American Depository Shares in July 2003. He is the Chairperson of Progeon Limited, the majority owned subsidiary and is a member of the board of Infosys Technologies (Shanghai) Company Limited, the wholly owned subsidiary. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He has presented at various national and international seminars on capital markets, financial services, accounting standards, information technology, etc. He is a member of the Accounting Standard Committee set up by SEBI. He has a Bachelor’s degree in Commerce from St. Joseph’s College of Commerce, Bangalore, LL.B degree from Bangalore University and is a Fellow Chartered Accountant.

Srinath Batni has served as one of our directors since May 2000. He is currently our Head — Strategic Groups and Co-Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head — Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore. Mr. Srinath Batni serves on the board of Infosys Technologies (Shanghai) Company Limited and Infosys Technologies Australia Pty Limited.

V. Balakrishnan is our Company Secretary and Senior Vice President — Finance. Since he joined the Company in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Balakrishnan also serves on the boards of Infosys Technologies Australia Pty Limited and Infosys Consulting, Inc, both wholly owned subsidiaries.

Compensation

In fiscal 2004, our eight non-employee directors were paid an aggregate of $324,990. Directors who are also employees do not receive any additional compensation for their service on the board of directors. Directors are also reimbursed for certain expenses in connection with their attendance at board and the committee meetings.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2004.

	Annual compensation awards					Stock options
Name	Salary	Bonus	Other	No. of	Grant	No. of	Grant	Expiration	Amount
			Annual	Options	price	Options	price	date	accrued
			Compen	granted		granted			for
			-sation	during		during			long term
				the year		the year			benefits
				(1999 ESOP)		(1998 ESOP)
N. R. Narayana Murthy	$19,351	—	$22,010	—	—	—	—	—	$7,241
Nandan M. Nilekani	19,351	—	23,623	—	—	—	—	—	7,241
S. Gopalakrishnan	19,351	—	21,665	—	—	—	—	—	7,241
K. Dinesh	19,351	—	23,853	—	—	—	—	—	7,241
S. D. Shibulal	167,722	—	49,400	—	—	—	—	—	—
Deepak M. Satwalekar	—	—	47,915	—	—	—	—	—	—
Marti G. Subrahmanyam	—	—	42,915	—	—	—	—	—	—
Philip Yeo	—	—	34,166	—	—	—	—	—	—
Sridar Iyengar	—	—	40,832	2,000	$70	—	—	April 9, 2013	—
Omkar Goswami	—	—	40,832	—	—	—	—	—	—
Larry Pressler	—	—	36,666	—	—	—	—	—	—
Rama Bijapurkar	—	—	42,915	—	—	—	—	—	—
Claude Smadja	—	—	38,749	—	—	—	—	—	—
Jitendra Vir Singh	—	—	18,281	—	—	—	—	—	—
T. V. Mohandas Pai	23,585	—	35,194	—	—	—	—	—	8,286
Srinath Batni	21,387	—	30,672	—	—	—	—	—	8,024
V. Balakrishnan	$22,925	—	$47,021	—	—	—	—	—	$8,855

Board composition

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 15 directors, 8 of whom are independent as defined by NASDAQ Rule 4200(a)(15). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below

Name	Expiration of current	Term of office
term of office
N. R. Narayana Murthy	April 30, 2007	5 years
Nandan M. Nilekani	April 30, 2007	5 years
S. Gopalakrishnan*	October 17, 2004	5 years
K. Dinesh	April 30, 2007	5 years
S. D. Shibulal *	January 09, 2007	5 years
T. V. Mohandas Pai *	May 26, 2005	5 years
Srinath Batni	May 26, 2005	5 years
Deepak M. Satwalekar*	—	Retirement by rotation
Marti G. Subrahmanyam*	—	Retirement by rotation
Philip Yeo	—	Retirement by rotation
Omkar Goswami	—	Retirement by rotation
Larry Pressler	—	Retirement by rotation
Rama Bijapurkar1	—	Retirement by rotation
Claude Smadja	—	Retirement by rotation
Sridar Iyengar	—	Retirement by rotation

*	Directors who are retiring by rotation and are seeking re-election at our Annual General Meeting of our stockholders scheduled to take place on June 12, 2004

Option grants

There were no option grants to our Chairman, CEO, CFO or COO in the fiscal years ended March 31, 2004, 2003 and 2002. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled “Compensation.”

Option exercises and holdings

Our Chairman, CEO and COO did not exercise or hold any options during the fiscal year ended March 31, 2004. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled “Share Ownership.”

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

Audit committee

Our audit committee is comprised of six independent directors, as determined under applicable NASDAQ rules. They are:

   Mr. Deepak M. Satwalekar, Chairman;
   Prof. Marti G. Subrahmanyam;
   Dr. Omkar Goswami;
   Sen. Larry Pressler;
   Ms. Rama Bijapurkar; and
   Mr. Sridar Iyengar (Audit Committee Financial Expert)

The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process — by our management, including the internal auditors and the independent auditor — and reviews the processes and safeguards employed by each. The audit committee held four meetings during fiscal 2004.

The audit committee has adopted a charter. The charter is attached as Exhibit 99.7.

See Item 18 for the report of the audit committee.

Compensation committee

Our compensation committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

   Prof. Marti G. Subrahmanyam, Chairman;
   Mr. Deepak M. Satwalekar;
   Sen. Larry Pressler; and
   Mr. Sridar Iyengar

The purpose of our compensation committee is to discharge the Board’s responsibilities relating to compensation of our executive directors and senior management. The compensation committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in our proxy statement. The compensation committee held four meetings during fiscal 2004.

The compensation committee has adopted a charter. The charter is attached as Exhibit 99.8.

Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

   Mr. Claude Smadja, Chairman;

   Sen. Larry Pressler
   Mr. Philip Yeo;
   Dr. Omkar Gosami; and
   Mr. Deepak M Satwalekar

The purpose of our nominations committee is to ensure that our board is properly constituted to meet its fiduciary obligations to Infosys and our shareholders. To carry out this purpose, the nominations committee assists the board by identifying prospective director nominees and selecting and recommending to our board the director nominees for the next annual meeting of our shareholders, overseeing the evaluation of the board and management, and recommending to the board director nominees for each committee. The nominations committee held two meetings in fiscal 2004.

The nominations committee has adopted a charter. The charter is attached as Exhibit 99.9.

Employees

As of March 31, 2004, we employed approximately 25,700 employees, including approximately 22,100 IT professionals. We seek to attract and motivate IT professionals by offering:

•	an entrepreneurial environment that empowers IT professionals;

•	programs that recognize and reward performance;

•	challenging assignments;

•	constant exposure to new skills and technologies; and

•	a culture that emphasizes openness, integrity and respect for the employee.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2004, we received approximately 908,500 applications, interviewed approximately 18,200 applicants and extended job offers to approximately 13,600 applicants. These statistics do not include Progeon which recorded approximately 1,400 net hires.

Performance appraisals

We use a 360-degree appraisal system in addition to our proprietary performance appraisal methodology to appraise each employee and to provide him or her feedback and set objectives for career development.

Training and development

We spend significant resources on training and continuing education. We employ approximately 98 faculty members in our training division, including approximately 65 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 160 different two-week continuing education courses in technology and management skills for all employees. Leadership development is also a key part of our training program. We established the Infosys Leadership Institute, a 228-acre campus at Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2004, the majority of our IT professionals in the United States held H-1B visas (approximately 3,200 persons), allowing the employee to remain in the United States during the term of the work permit, and as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 700 persons).

Share ownership

The following table sets forth as of March 31, 2004, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2004. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.40 per $1.00. The share numbers and percentages listed below are based on 66,641,056 equity shares outstanding as of March 31, 2004. Amounts representing less than 1% are indicated with an “*”.

	Equity Shares		Equity Shares
Name	shares		underlying
Beneficially	beneficially	% of equity	options	Exercise	Date of
Owned	owned	shares	granted	Price	Expiration
N. R. Narayana Murthy[1]	4,456,685	6.69	—	—	—
Nandan M. Nilekani[2]	3,097,550	4.64	—	—	—
S. Gopalakrishnan[3]	2,993,622	4.49	—	—	—
K. Dinesh[4]	2,196,640	3.29	—	—	—
S. D. Shibulal[5]	1,980,062	2.97	—	—	—
T. V. Mohandas Pai	*	*	—	—	—
Srinath Batni	*	*	—	—	—
Deepak Satwalekar	*	*	—	—	—
Marti G. Subrahmanyam	*	*	—	—	—
Philip Yeo	—	*	—	—	—
Sridar Iyengar
Omkar Goswami	—	*	—	—	—
Larry Pressler	—	*	—	—	—
Rama Bijapurkar	—	*	—	—	—
Claude Smadja	—	*	—	—	—
V. Balakrishnan	*	*	—	—	—
	14,940,618	22.42

[1]	Shares beneficially owned by Mr. Murthy include 3,959,725 Equity Shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
[2]	Shares beneficially owned by Mr. Nilekani include 1,788,170 Equity Shares owned by members of Mr. Nilekani’s immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
[3]	Shares beneficially owned by Mr. Gopalakrishnan include 2,015,669 Equity Shares owned by members of Mr. Gopalakrishnan’s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
[4]	Shares beneficially owned by Mr. Dinesh include 1,478,172 Equity Shares owned by members of Mr. Dinesh’s immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
[5]	Shares beneficially owned by Mr. Shibulal include 1,594,168 Equity Shares owned by members of Mr. Shibulal’s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2004

		Weighted average
Class of securities	Total securities	exercise price	Expiration dates
Equity shares	84,250	$97.07	Nov 2005-Feb 2011
American Depositary Shares	18,000	$28.50	Mar 2005-Apr 2013

Option plans

1994 Employees Stock Offer Plan

In September 1994, we established our 1994 Employees Stock Offer Plan, or the 1994 Plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by us, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $5,009,772, $4,803,534 and $ 2,817,066 in the fiscal 2002, 2003 and 2004, respectively. The 1994 plan lapsed in fiscal 2000 and, consequently, no further shares will be issued to employees under this plan.

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

Item 7. Major shareholders and related party transactions

Major shareholders

The following table sets forth as of March 31, 2004, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2004. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. Except as otherwise noted below, the address for each person listed on the table is c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore-560 100 India. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 66,641,056 equity shares outstanding, as of March 31, 2004.

		No of shares		No of shares		No of shares
Name of the	Class of	beneficially	% of	beneficially	% of	beneficially	% of
beneficial owner	security	Held[1,2]	class	held	class	held	class
		March 31, 2004		March 31, 2003		March 31, 2002
N. R. Narayana Murthy[1]	Equity shares	4,456,685	6.69	4,738,400	7.15	4,819,400	7.28
Emerging Markets Growth Fund Inc.[2]	Equity shares	4,599,546	6.90	4,840,954	7.31	4,046,080	6.11
Shareholding of all directors and officers as a group (16 persons)[3]		15,015,068	22.53

1.	Shares beneficially owned by Mr. Murthy include 3,959,725 Equity Shares owned by members of Mr. Murthy’s immediate family. Mr. Murthy disclaims beneficial ownership of such shares.

2.	Emerging Markets Growth Inc. is a US registered mutual fund.

3.	Comprised of 216,059 shares owned by non-founder directors and officers and 74,450 options that are currently exercisable or exercisable within 60 days of March 31, 2004 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 69,439,064 equity shares which includes 2,798,008 options that are currently exercisable or exercisable by all employees within 60 days of March 31, 2004.

Our American Depository Shares are listed on the NASDAQ National Market. Each ADS currently represents one half of one equity share of par value Rs. 5/- (or $0.16) per share. Our ADSs are registered pursuant to section 12(g) of the Securities Exchange Act, 1934 and, as of March 31, 2004 are held by approximately 25,375 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Overseas Corporate Bodies or OCBs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently around 42.5% of our equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporates registered in the United States and else where. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Progeon

We established Progeon in April 2002, under the laws of India. We hold 100% of the equity share capital of Progeon. The equity shares have been issued to us as per the terms of the stock subscription agreement signed in April 2002, between us, Citicorp International Finance Corporation (“CIFC”) and Progeon. 12,250,000 equity shares have been issued to us in each of April 2002 and March 2004 for an aggregate consideration of $5.3 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration of $20.3 million.

Infosys Australia

In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14.5 million. The purchase consideration includes $3.4 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. During fiscal 2004, we engaged Infosys Australia for software development services for which we have been billed $10.6 million.

Infosys China

In October 2003, we established a wholly-owned subsidiary, Infosys Technologies (Shanghai) Co Limited (Infosys China) in Shanghai, China, to expand our business operations in China. Our board of directors has approved the investment of up to $5.0 million in the share capital of Infosys Shanghai. We have invested $1.0 million in Infosys Shanghai as of March 31, 2004.

Infosys Consulting

In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. Our board of directors has approved the investment of up to $20.0 million in the share capital of Infosys Consulting. Infosys Consulting has issued 10,000,000 $1.00 par value equity shares to us in exchange for an aggregate consideration of $10,000,000.

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

Loans to employees

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. Loans aggregating $28,706,332 and $27,268,356 were outstanding as of March 31, 2003 and 2004. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans.

Item 8. Financial information

Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 in this Annual Report and are incorporated herein by reference:

•	Independent auditor’s report

•	Balance sheets as of March 31, 2003 and 2004

•	Statements of Income for the years ended March 31, 2002, 2003 and 2004

•	Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2002, 2003 and 2004

•	Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004

•	Notes to the financial statements

•	Financial Statement Schedule — Valuation and qualifying accounts

Export revenue

For the fiscal year ended March 31, 2004, we generated $1,047.7 million or 98.6% of our total revenues of $1,062.6 million, from the export of our products and services out of India.

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

In fiscal 2004, we paid cash dividends of approximately $0.63 per equity share or approximately $0.32 per ADS. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to U.S. dollars are based on the average of the monthly average of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

	Dividend per	Dividend per	Dividend per
Fiscal	Equity Share (Rs.)	Equity Share ($)	ADS ($)
2004	29.00	0.63	0.32
2003	25.00	0.51	0.26
2002	15.00	0.35	0.17

Significant changes

None.

Item 9. The offer and listing

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

As of March 31, 2004, we had 66,641,056 equity shares issued and outstanding. As of March 31, 2004, there were approximately 25,375 record holders of ADSs evidencing 10,580,610 ADRs (equivalent to 5,290,305 equity shares). As of March 31, 2004, there were approximately 66,945 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Stock prices have been restated to reflect our 2-for-1 stock splits in each of fiscal 1999 and 2000. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.40 per $1.00.

	BSE		NSE		BgSE
	Price per Equity		Price per Equity		Price per Equity		Nasdaq
	Share		Share		Share (1)		Price per ADS
Fiscal	High	Low	High	Low	High	Low	High	Low
2004	$141.22	$55.76	$140.55	$60.00	—	—	$102.50	$38.51
2003	102.52	61.75	102.50	61.79	—	—	86.83	46.55
2002	102.28	45.36	102.55	44.50	$90.47	$57.44	81.50	30.60
2001	223.56	78.71	223.04	79.22	222.34	79.00	284.56	60.13
2000	290.61	26.40	293.12	26.41	294.02	50.49	375.00	19.63

(1)	There were no trades of our shares on the BgSE since August 2002. The board of directors in their meeting held on April 13, 2004 recommended de-listing from the Bangalore Stock Exchange and the same is subject to approval by the shareholders in the Annual General Meeting to be held on June 12, 2004.

	BSE		NSE		BgSE
	Price per Equity		Price per Equity		Price per Equity		Nasdaq
	Share		Share		Share(1)		Price per ADS
Fiscal	High	Low	High	Low	High	Low	High	Low
2004
First Quarter	$101.35	$55.76	$101.38	$62.21	—	—	$65.50	$38.51
Second Quarter	105.32	60.00	105.46	60.00	—	—	71.65	50.10
Third Quarter	130.76	98.20	137.90	85.48	—	—	95.40	68.91
Fourth Quarter	141.22	110.00	140.55	109.12	—	—	102.50	76.61
2003
First Quarter	$86.26	$64.28	$84.14	$64.22	—	—	$70.50	$46.55
Second Quarter	78.06	61.75	78.01	61.79	—	—	60.68	48.00
Third Quarter	102.04	70.48	101.87	70.48	—	—	86.83	50.84
Fourth Quarter	102.52	83.25	102.50	75.43	—	—	75.52	55.10
2002
First Quarter	$92.05	$57.24	$91.04	$56.83	$90.47	$57.44	$81.50	$50.65
Second Quarter	84.75	46.50	83.94	44.50	75.74	69.43	69.90	30.60
Third Quarter	98.59	45.36	98.36	45.39	—	—	70.11	31.69
Fourth Quarter	102.28	73.43	102.55	73.41	—	—	76.20	51.15

Month	High	Low	High	Low	High	Low	High	Low
November 2003	$118.66	$103.68	$118.61	$102.30	—	—	$89.55	$78.09
December 2003	130.76	112.12	137.90	108.29	—	—	95.40	81.13
January 2004	141.22	116.35	140.55	115.64	—	—	102.5	85.5
February 2004	131.65	111.29	131.56	111.42	—	—	91.72	81.35
March 2004	123.79	110.07	134.21	109.12	—	—	86.73	76.61
April 2004	126.50	115.20	126.60	115.20			88.50	80.74

(1)	There were no trades of our shares on the BgSE since August 2002. The board of directors in their meeting held on April 13, 2004 recommended de-listing from the Bangalore Stock Exchange and the same is subject to approval by the shareholders in the Annual General Meeting to be held on June 12, 2004.

Source for all tables above: Datastream and www.bseindia.com for BSE quotes, nasdaq.com for Nasdaq quotes, Datastream, and www.nse-india.com for NSE quotes and The Economic Times for BgSE quotes.

On May 7, 2004, the closing price of equity shares on the BSE was Rs. 5,222.90 equivalent to $120.34 per equity share ($60.17 per ADS on an imputed basis).

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

Until March 31, 2003, the stock exchanges in India operated on a trading day plus three, or T+3, rolling settlement system. At the end of the T+3 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Thursday. As of April 1, 2003, the stock exchanges in India now operate on a trading day plus two, or T+2, rolling settlement system. The Securities and Exchange Board of India, or SEBI, has proposed to move to a T+1 settlement system in the future.

In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members. There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks, including ours).

Market Wide Circuit Breakers. Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted.

Price Bands. Price bands include circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in indices on which derivative products are available such as the BSE Sensex and the NSE Nifty indices and derivatives products.

The National Stock Exchange of India Limited

The estimated market capitalization of stocks traded on the NSE as of March 31, 2004 was approximately Rs. 11,209.8 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositary on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The Stock Exchange, Mumbai

The BSE was established in 1875 and is the oldest exchange in India today. The estimated market capitalization of stocks trading on the BSE as of March 31, 2004 was Rs. 12,012.1 billion. The BSE began allowing online trading in May 1995. As of March 2004 the BSE had 721 members, comprising individual members, Indian companies and foreign institutional investors. Only a member of the exchange has the right to trade in the stocks listed on the exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m.

Depositories

The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depository facilities for trading in equity and debt securities in India. The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Item 10. Additional information

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 18. Currently, we have 15 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65. Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our board of directors.

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

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

•	To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services.

•	To carry on all kinds of business as importer, exporter, buyers, sellers and lessors of and dealers in all types of components and equipments necessary to provide the services our objects enlist.

•	To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipments, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipments and controls for any engineering applications, and all other related components, parts and products used in communication and computers.

•	To conduct or otherwise subsidize or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes.

•	To carry on any other trade or business whatsoever as can in our opinion can be advantageously or conveniently carried on by us.

Description of equity shares

Our authorized share capital is 100,000,000 equity shares, par value Rs. 5 per share. As of March 31, 2004, 66,641,056 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2004, we had outstanding options to purchase 4,590,530 equity shares and 1,935,504 ADSs. For the purposes of this Annual Report, “shareholder” means a shareholder who is registered as a member in our register of members.

The board in its meeting held on April 13, 2004 approved the increase in the authorized capital to 350,000,000 equity shares, par value Rs. 5 per share, which is subject to shareholder approval in the Annual General Meeting to be held on June 12, 2004.

Dividends

Under the Indian Companies Act, our board of directors recommend the payment of a dividend. However, the board is not obliged to declare a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the Annual General Meeting, approve a dividend in an amount less than that recommended by the board of directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

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

Preemptive rights and issue of additional shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

Meetings of shareholders

We must convene an Annual General Meeting of shareholders within six months after the end of each fiscal year. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. In addition the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board of directors. Written notice setting out the agenda of the meeting must be given at least 21 days, excluding the days of mailing and date of the meeting, prior to the date of the General Meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors. Our Articles of Association provide that a quorum for a General Meeting is the presence of at least five shareholders in person.

Voting rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least ten percent of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman has a casting vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the Articles otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions such as amendments of the Articles of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a company provide for all, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire each year. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the Memorandum of Association to alter the objects of the company and changing the registered office of the company under section 146 of the Indian Companies Act;

•	the issuance of shares with differential voting rights;

•	the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures;

•	the election of a small shareholders’ director; and

•	buy back of shares.

Register of shareholders; record dates; transfer of shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights such as dividend, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

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

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Tribunal may, on application made by the company, a depository incorporated in India, an investor, a participant, the Securities and Exchange Board of India or other parties, direct the rectification of the register /record of members/beneficial owners . Pursuant to section 111A(4) the Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention.

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Bangalore, Karnataka, India.

Disclosure of ownership interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

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

Company acquisition of equity shares

Under the Indian Companies Act, approval by way of a special resolution of a company’s shareholders voting on the matter (votes cast in favor should be three times the votes cast against ) and approval of the High Court of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

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

Takeover code and listing agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% or 10% or 14% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, or acquires or agrees to acquire control over a company, either by himself or with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that company to the company and the company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 75% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, is required to disclose such sale/purchase to the company and all the stock exchanges where the shares are listed. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company’s shares are listed). A holder of ADSs would be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders, at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person acquires or agrees to acquire 5% or more of the voting rights of our equity shares the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchange(s). The agreements also provide that if any person acquires or agrees to acquire our equity shares exceeding 15% of voting rights in our Company or if any person who holds our equity shares (which in the aggregate carries less than 15% of the voting rights) seeks to acquire our equity shares exceeding 15% of voting rights in our Company, then the acquirer/ purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting rights of our total outstanding equity shares at a prescribed price.

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

Material contracts

Not applicable.

Currency exchange controls

Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999 or the FEMA, which replaced the more stringent Foreign Exchange Regulation Act, 1973, effective as of June 1, 2000. The Foreign Direct Investment Policy under the Reserve Bank of India’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the Reserve Bank of India, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than non-resident Indians, or NRIs, or overseas corporate bodies, or OCBs to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie-up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, (ii) NRIs or OCBs are permitted to sell shares or convertible debentures of an Indian company to other NRIs or OCBs and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India. In all other cases, prior approval of the Reserve Bank of India is necessary. For the sale of existing shares or convertible debentures of an Indian company by a resident to a non resident the transferor should obtain approval of the Central Government (Govt. of India) and thereafter make an application to Reserve Bank of India for permission. In such cases the Reserve Bank of India may permit the transfer subject to such terms and conditions, including the price at which the sale may be made.

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as modified from time to time, promulgated by the Government of India. The 1993 Regulations are in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulations also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purposes of the application of Indian tax law. In March 2001, the Reserve Bank of India issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to compliance with certain requirements and the limits of sectoral caps as applicable.

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

Ownership restrictions

The SEBI and Reserve Bank of India regulations, restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under the current SEBI regulations applicable to us, subject to the requisite approvals of the shareholders in a general meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. Pursuant to Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) (Amendment) Regulations, 2001, upon obtaining the approval of the shareholders by a special resolution, the limit of FII investment in a company may be increased to 100% for companies in the IT industry.

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

Under the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchasers are required to notify to all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.

Open market purchases of securities of Indian companies in India by Foreign Direct Investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Government of India approvals

Foreign direct investment by non-residents requires approval from the Foreign Investment Promotion Board, unless it results in an issuance of securities excepted by the FEMA. Additionally, Reserve Bank of India approval is required for:

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

The Reserve Bank of India in terms of its direction in AP (DIR) Series Circular No. 14 dated September 16, 2003 has de-recognized OCBs as an eligible class of investment under various routes and schemes under the Foreign Exchange Regulations.

Accordingly, the Reserve Bank has imposed a ban on OCBs under the Portfolio Scheme and has decided that OCBs shall not be allowed to make fresh investment in India under various routes and schemes.

Reserve Bank has also withdrawn the facility of NRE/FCNR/NRO deposits for OCBs. Further, an unincorporated entity shall not be allowed to make fresh investment under Foreign Direct Investment Scheme including the automatic route.

The details of the policy decision are available in the above circular dated September 16, 2003, which also impose the restrictions on fresh investment under foreign direct investment, purchase of shares and debentures on non-repatriation basis, government securities and treasury bills etc. prohibition on transfer by OCBs of shares and debentures to other OCBs, prohibition on purchase of equity/preference shares or convertible debentures offered on rights basis by an Indian company.

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

The period of 60 days referred to above shall be read as 182 days or more in case of a citizen of India or a PIO living abroad.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of distributions. The Finance Act, 2003 states that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution.

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

The Finance Act, 2003 exempts long-term capital gains from tax when they are derived from the transfer of equity shares in a company listed on a recognized stock exchange in India and is a constituent of BSE 500 indices and purchased on or after March 1, 2003, but before March 1, 2004 and purchase and sale are entered into on a recognised stock exchange in India.

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

Documents on display

This report and other information filed or to be filed by Infosys Technologies Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

•	Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20529

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661 — 2511

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W. Washington, D.C. 20549, at prescribed rates.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Electronics City, Hosur Road, Bangalore-560 100.

Subsidiary information
Not applicable.

Item 11. Quantitative and qualitative disclosure about market risk

This information is set forth under the caption “Operating and Financial Review and Prospects” is as set out above in this document for the fiscal year ended March 31, 2004 and such information is incorporated herein by reference.

Item 12. Description of securities other than equity securities

Not applicable.

Part II

Item 13. Defaults, dividend arrearages and delinquencies

None.

Item 14. Material modifications to the rights of security holders and use of proceeds

Our Board has recommended an issue of bonus shares of three additional equity shares for every equity share held on a record date. This proposal is subject to the approval of our shareholders in the ensuing Annual General Meeting scheduled for June 12, 2004. If approved, all holders of equity shares on July 2, 2004, the record date, set by our Board, will receive three additional equity shares for every equity share held by them. The Depositary will receive likewise, three additional equity shares for every equity share deposited as underlying equity share pursuant to the Depositary Agreement.

Our Board has recommended a stock dividend of one ADS for every ADS held on a record date. This proposal is subject to the approval of our shareholders in the ensuing Annual General Meeting scheduled for June 12, 2004. If approved, all holders of ADSs as on July 2, 2004, the record date, set by our Board, will, receive one additional ADS for every ADS held by them. The Depositary will distribute the additional ADSs on July 6, 2004.

Consequent to the issue of bonus shares to the holders of equity shares and the issue of stock dividend to the holders of the ADSs, each ADS will represent on conversion one equity share. Currently, each ADS represents one half of one equity share.

Our equity shares are currently traded in India on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or BSE, the Bangalore Stock Exchange, or BgSE, and the National Stock Exchange of India Limited, or NSE. Our Board has recommended that our equity shares be delisted from the Bangalore Stock Exchange and has sought the approval of the shareholders in the ensuing Annual General Meeting for this purpose.

Item 15. Controls and procedures

Evaluation of disclosure controls and procedures

Based on their evaluation as of a date within 90 days of the filing of this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16 A. Audit committee financial expert

Mr. Sridar Iyengar joined our board of directors on April 10, 2003. On April 10, 2003, our Board nominated Mr. Sridar Iyengar as a member of its audit committee. Our board of directors has determined that Mr. Sridar Iyengar is an audit committee financial expert as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NASDAQ rules.

Item 16 B. Code of ethics

On April 9, 2003, our audit committee adopted a written code of ethics as defined in Item 406 of Regulation S-K, applicable to its principal executive officer, principal financial officer, principal accounting officer and all officers working in its finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, senior management, members of the audit committee and the board. The code of ethics is posted on our website at www.infosys.com. We will provide a copy of such code of ethics to any person without charge, upon request.

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

Our Code of Conduct, applicable to all officers, directors and employees is available on our website, www.infosys.com.

Item 16 C. Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal year ended		Description of Services

	March 31, 2003	March 31, 2004
(a) Audit Fees	$115,342	$140,673	Audit of financial statements
(b) Audit-Related Fees	23,746	63,211	Services related to review of financial statements and due diligence
(c) Tax Fees	54,196	195,152	Tax audit, tax returns, tax processing, tax filing and advisory services
(d) All Other Fees	294,688	339,266	Statutory certifications, quality registrar, work permit related services and other advisory services

The principal accountants were also paid $117,440 (fees, expenses and applicable taxes) during the year ended March 31, 2004 by the selling shareholders for the professional services rendered in relation to the Sponsored Secondary ADR Program.

Our audit committee charter requires us to take the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our audit committee the nature of services that are provided and the fees to be paid for the services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

We were notified by our existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the our US GAAP accountants. The change was made at the request of KPMG India. We report financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the US Securities and Exchange Commission (the “SEC”), the change from KPMG India to KPMG LLP for fiscal years ended March 31, 2004 and forward constitutes a change in our certifying accountants. The change, however, is likely to be transitory, with KPMG India expected to be re-appointed as our US GAAP accountants once they have successfully completed registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). There has been no change in our Indian GAAP accountants, Bharat S. Raut and Co.

The reports of KPMG India on our financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Item 16 D. Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17. Financial statements

Not Applicable.

Item 18. Financial statements

Consolidated statements and other financial information

Report of the audit committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2004 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the audit committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India April 13, 2004	Deepak M. Satwalekar Chairman, Audit committee Senator Larry L. Pressler Member, Audit committee Sridar Iyengar Member, Audit committee	Dr. Marti G. Subrahmanyam Member, Audit committee Rama Bijapurkar Member, Audit committee	Dr. Omkar Goswami Member,Audit committee

Report of management

The management is responsible for preparing the company’s consolidated financial statements and related information that appears in this annual report. The management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and reasonably present the financial condition and results of operations of Infosys Technologies Limited and subsidiaries in conformity with United States Generally Accepted Accounting Principles. The management has included, in the company’s consolidated financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The company maintains a system of internal procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with company authorization and are properly recorded and reported in the consolidated financial statements, and that assets are adequately safeguarded.

KPMG LLP audits the company’s consolidated financial statements in accordance with the generally accepted auditing standards in the United States of America.

The board of directors has appointed an audit committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bangalore, India April 13, 2004	T. V. Mohandas Pai Chief Financial Officer and Head—Finance and Administration	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Nandan M. Nilekani Chief Executive Officer, President and Managing Director

Independent auditors’ report

The Board of Directors and Stockholders
Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the Financial Statement Schedule. These consolidated financial statements and the related Financial Statement Schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the Financial Statement Schedule, based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related Financial Statement Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Manchester, United Kingdom
April 13, 2004

KPMG LLP

Infosys Technologies Limited and subsidiaries
Consolidated balance sheets as of March 31,

	2003	2004
ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$444,553,465
Investment in liquid mutual fund units	—	217,604,513
Trade accounts receivable, net of allowances	109,119,856	150,102,586
Deferred tax assets	288,541	—
Prepaid expenses and other current assets	24,384,316	35,871,753
Unbilled revenue	19,702,186	23,725,119

Total current assets	507,857,817	871,857,436
Property, plant and equipment, net	157,194,190	228,419,168
Goodwill	—	7,834,269
Intangible assets, net	6,471,236	1,878,105
Deferred tax assets	7,264,885	7,381,530
Investments	4,613,833	470,420
Prepaid income taxes	4,452,678	68,963
Other assets	16,454,328	14,272,380

TOTAL ASSETS	$704,308,967	$1,132,182,271

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$954,890
Client deposits	3,208,295	15,021,176
Other accrued liabilities	46,249,269	99,518,224
Deferred tax liabilities	—	210,200
Income taxes payable	—	21,626,600
Unearned revenue	13,202,115	14,711,639

Total current liabilities	63,086,290	152,042,729
Non-current liabilities
Preferred stock of subsidiary	10,000,000	21,557,448
Other non-current liabilities	5,217,758	5,001,628
Stockholders’ Equity
Common stock, $0.16 par value 100,000,000 equity shares authorized, Issued and outstanding — 66,243,078 and 66,641,056 as of March 31, 2003 and 2004, respectively	8,602,909	8,647,061
Additional paid-in capital	127,042,751	157,204,530
Accumulated other comprehensive income	(31,444,835)	40,084,033
Deferred stock compensation	(2,817,066)	—
Retained earnings	524,621,160	747,644,842

Total stockholders’ equity	626,004,919	953,580,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$1,132,182,271

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of income for the years ended March 31,

	2002	2003	2004
Revenues	$545,051,214	$753,807,025	$1,062,584,888
Cost of revenues (including amortization of stock compensation expenses of $2,999,457, $2,818,887 and $1,653,156)	293,031,689	417,359,025	602,289,263

Gross profit	252,019,525	336,448,000	460,295,625

Operating Expenses:
Selling and marketing expenses	27,113,122	55,649,913	76,811,466
General and administrative expenses	44,348,181	57,808,445	82,224,122
Amortization of stock compensation expenses	2,010,315	1,984,647	1,163,910
Amortization of intangible assets	—	2,360,799	6,980,074

Total operating expenses	73,471,618	117,803,804	167,179,572

Operating income	178,547,907	218,644,196	293,116,053

Other income, net	13,865,294	18,048,110	27,950,174
Income before income taxes	192,413,201	236,692,306	321,066,227
Provision for income taxes	27,946,892	41,822,265	50,775,927

Net income	$164,466,309	$194,870,041	$270,290,300

Earnings per equity share
Basic	$2.51	$2.97	$4.11
Diluted	$2.49	$2.93	$4.05
Weighted equity shares used in computing earnings per equity share
Basic	65,556,648	65,571,002	65,695,077
Diluted	66,084,874	66,479,009	66,791,559

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of stockholders’ equity and comprehensive income

	Common stock		Additional paid-in	Comprehensive	Accumulated other	Deferred stock	Retained	Total
	Shares	Par value	Capital	Income	Comprehensive	compensation	Earnings	stockholders’
					Income			equity
Balance as of March 31, 2001	66,158,117	$8,594,106	$122,017,518		$(28,664,972)	$(12,517,018)	$222,362,067	$311,791,701
Common stock issued	28,013	2,895	949,076		—	—	—	951,971
Cash dividends	—	—	—			—	(23,064,211)	(23,064,211)
Deferred stock compensation related to stock option grants	—	—	113,354		—	(113,354)	—	—
Amortization of compensation related to stock option grants	—	—	—		—	5,009,772	—	5,009,772
Comprehensive income
Net income	—	—	—	$164,466,309	—	—	164,466,309	164,466,309
Other comprehensive income
Translation adjustment	—	—	—	(16,776,176)	(16,776,176)	—	—	(16,776,176)

Comprehensive income				$147,690,133
Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948		$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366
Common stock issued	56,948	5,908	2,799,780		—	—	—	2,805,688
Cash dividends	—	—	—		—	—	(34,013,046)	(34,013,046)
Income tax benefit arising on exercise of stock options	—	—	1,163,023		—	—	—	1,163,023
Amortization of compensation related to stock option grants	—	—	—		—	4,803,534	—	4,803,534
Comprehensive income
Net income	—	—	—	$194,870,041	—	—	194,870,041	194,870,041
Other comprehensive income			—		—
Translation adjustment	—	—	—	13,996,313	13,996,313	—	—	13,996,313

Comprehensive income				$208,866,354
Balance as of March 31, 2003	66,243,078	$8,602,909	$127,042,751		$(31,444,835)	$(2,817,066)	$524,621,160	$626,004,919
Common stock issued	397,978	44,152	27,040,385		—	—	—	27,084,537
Cash dividends	—	—	—		—	—	(47,266,618)	(47,266,618)
Income tax benefit arising on exercise of stock options	—	—	3,121,394		—	—	—	3,121,394
Amortization of compensation related to stock option grants	—	—	—			2,817,066	—	2,817,066
Comprehensive income
Net income				$270,290,300			270,290,300	270,290,300
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes of $82,186				146,904	146,904			146,904
Translation adjustment				71,381,964	71,381,964			71,381,964

Comprehensive income				$341,819,168
Balance as of March 31, 2004	66,641,056	$8,647,061	$157,204,530		$40,084,033	—	$747,644,842	$953,580,466

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Consolidated statements of cash flows for the years ended March 31,

	2002	2003	2004
OPERATING ACTIVITIES:
Net income	$164,466,309	$194,870,041	$270,290,300
Adjustments to reconcile net income to net cash provided by operating activities
Gain on sale of property, plant and equipment	(16,754)	(2,070)	89,756
Depreciation	33,608,391	37,023,974	45,288,910
Amortization of intangible assets	—	2,360,799	6,980,074
Provision for investments	—	3,219,030	2,104,043
Deferred taxes	(1,999,471)	(2,418,210)	809,305
Amortization of stock compensation expenses	5,009,772	4,803,534	2,817,066
Changes in assets and liabilities
Trade accounts receivable	(7,196,700)	(37,657,569)	(26,768,538)
Prepaid expenses and other current assets	1,079,574	(5,236,301)	(8,147,376)
Unbilled revenue	(3,132,295)	(15,436,197)	(656,773)
Income taxes	869,109	(3,922,235)	25,854,186
Accounts payable	(27,382)	419,750	(507,553)
Client deposits	1,075,855	919,545	10,933,375
Unearned revenue	(3,753,943)	9,491,122	(33,283)
Other accrued liabilities	1,492,616	22,756,370	44,399,069

Net cash provided by operating activities	191,475,081	211,191,583	373,452,561

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment	(68,347,644)	(43,157,754)	(93,226,060)
Expenditure on intangible assets	—	(3,551,433)	—
Proceeds from sale of property, plant and equipment	335,079	70,383	310,863
Loans to employees	(5,547,203)	(7,249,008)	3,961,650
Purchase of subsidiary, net of cash acquired	—	—	(10,383,445)
Purchase of investments	(2,200,000)	(54,378)	(205,324,508)

Net cash used in investing activities	(75,759,768)	(53,942,190)	(304,661,500)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	963,351	2,805,688	27,084,537
Proceeds from issuance of preferred stock by subsidiary	—	10,000,000	10,267,126
Payment of dividends	(22,902,618)	(33,913,973)	(47,183,238)

Net cash used in financing activities	(21,939,267)	(21,108,285)	(9,831,575)

Effect of exchange rate changes on cash	(7,374,351)	7,735,870	31,231,061
Net increase in cash and cash equivalents during the period	86,401,695	143,876,978	90,190,547
Cash and cash equivalents at the beginning of the period	124,084,245	210,485,940	354,362,918
Cash and cash equivalents at the end of the period	$210,485,940	$354,362,918	$444,553,465
Supplementary information:
Cash paid towards taxes	$27,493,194	$45,398,138	$23,722,149

See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries
Notes to the consolidated financial statements

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (“Infosys’’) along with its majority owned and controlled subsidiaries, Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), and Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (“the company”) and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

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

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (“ATS’’). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (“VSOE”) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Plant and equipment	5 years
Furniture and fixtures	5 years	Vehicles	5 years
Computer equipment	2-5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (“Rs.”). The functional currency for Infosys Australia and Infosys China is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2003 and March 31, 2004, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). In case of Progeon, contributions are made to the Progeon Employees Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

1.19 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,
	2002	2003	2004
Net income, as reported	$164,466,309	$194,870,041	$270,290,300
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5,009,772	4,803,534	2,817,066
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(64,294,987)	(62,447,389)	(49,665,156)

Pro forma net income	$105,181,094	$137,226,186	$223,442,210

Earnings per share:
Basic — as reported	2.51	2.97	4.11
Basic — pro forma	1.60	2.09	3.40
Diluted — as reported	2.49	2.93	4.05
Diluted — pro forma	1.59	2.09	3.36

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield %	0.2%	0.2%	0.2%
Expected life	1-5years	1-5years	1-5years
Risk free interest rate	9.5%	6.0%	5.1-5.7%
Volatility	69.0%	60-75%	60-75%

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

	As of March 31,
	2003	2004
Cost and fair values
Cash and bank deposits	$283,302,326	$396,660,847
Deposits with corporations	71,060,592	47,892,618

	$354,362,918	$444,553,465

Cash and cash equivalents include restricted cash balances in the amount of $336,610 and $456,401 as of March 31, 2003 and 2004 respectively. The restrictions are primarily on account of unclaimed dividend.

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2003 and 2004, net of allowance for doubtful accounts of $3,010,568 and $3,078,798 respectively, amounted to $109,119,856 and $150,102,586. The age profile of trade accounts receivable, net of allowances is given below.

	In %
	As of March 31,
	2003	2004
Period (in days)
0 — 30	65.8	69.7
31 — 60	29.0	21.6
61 — 90	3.9	4.7
More than 90	1.3	4.0

	100.0	100.0

2.3 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14,500,243. The purchase consideration includes $3,359,738 retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

Component	Purchase price allocated
Plant and equipment	$441,588
Net current assets	5,199,094
Non current liabilities	(510,563)
Customer contracts	2,045,094
Goodwill	7,464,485

Total purchase price	$14,639,698

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2003	2004
Rent deposits	$2,856,226	$3,447,398
Security deposits with service providers	2,814,216	2,094,238
Loans to employees	12,252,004	12,995,976
Prepaid expenses	5,209,907	12,343,022
Other current assets	1,251,963	4,991,119

	$24,384,316	$35,871,753

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5 Property, plant and equipment — net

Property, plant and equipment consist of the following:

	As of March 31,
	2003	2004
Land	$9,948,480	$20,796,805
Buildings	81,114,141	105,902,504
Furniture and fixtures	43,969,763	59,074,894
Computer equipment	77,299,299	107,248,308
Plant and equipment	47,832,904	65,425,296
Vehicles	73,995	98,321
Capital work-in-progress	16,281,831	47,937,529

	276,520,413	406,483,657
Accumulated depreciation	(119,326,223)	(178,064,489)

	$157,194,190	$228,419,168

Depreciation expense amounted to $33,608,391, $37,023,974 and $45,288,910 for fiscal 2002, 2003 and 2004 respectively. The amount of third party software expensed during fiscal 2002, 2003 and 2004 was $7,147,614 , $11,607,776 and $14,194,206 respectively.

2.6 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $3.5 million and was recorded as an intangible asset and amortized over two years being management’s initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5.0 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5.0 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful life was $ 3.6 million. The recorded values of these intangible assets have been completely amortized as of March 31, 2004.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty. Limited, Australia is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The unamortized balance as of March 31, 2004 was $1,878,105.

2.7 Investments

The carrying value of the company’s investments in non-readily-marketable equity securities for which there are no readily determinable fair values are as follows:

Carrying value
As of March 31, 2003
M-Commerce Ventures Pte Ltd — 80 units, each unit representing 1 Ordinary Share of S$1 each at par and 900 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$453,863
CiDRA Corporation — 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970
Workadia Inc., USA — 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	660,000
Stratify, Inc. (formerly Purple Yogi Inc.) — 276,243 Series D Convertible Preferred Stock, at $1.81 each fully paid, par value $0.001 each	500,000

$4,613,833
As of March 31, 2004
M-Commerce Ventures Pte Ltd — 100 units, each unit representing 1 Ordinary Share of S$1 each at par and 684 Redeemable Preference Shares of S$1 each at par with a premium of S$1,110 per Redeemable Preference Share and 126 Redeemable Preference Shares of S$1 each at par	$470,420

$470,420

Investments in liquid mutual fund units are designated as “available for sale”.

2.8 Other assets

Other assets represent the non-current portion of loans to employees.

2.9 Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. Loans aggregating $28,706,332 and $27,268,356 were outstanding as of March 31, 2003 and 2004.

The required repayments of employee loans outstanding as of March 31, 2004 are as detailed below.

Year	Repayment
2005	$12,995,976
2006	4,004,809
2007	2,902,160
2008	2,088,789
2009	2,081,803
Thereafter	3,194,819

$27,268,356

The estimated fair values of related party receivables amounted to $24,422,419 and $23,934,228 as of March 31, 2003 and 2004 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.10 Other accrued liabilities

Other accrued liabilities comprise the following:

	As of March 31
	2003	2004
Accrued compensation to staff	$25,382,793	$71,320,274
Accrued dividends	336,610	456,401
Provision for post sales client support	1,015,022	1,180,440
Employee withholding taxes payable	4,964,118	9,019,477
Provision for expenses	12,196,810	15,613,679
Retainage	1,120,938	1,213,798
Others	1,232,978	714,155

	$46,249,269	$99,518,224

2.11 Employee post-retirement benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company’s financial statements in fiscal 2002, 2003 and 2004. The measurement date used is March 31 of the relevant fiscal year.

	Year ended March 31,
	2002	2003	2004
Change in benefit obligations
Benefit obligations at the beginning of the year	$13,581,972	$15,851,898	$18,789,198
Unrecognized actuarial loss	—	(514,983)	4,728,137
Service cost	1,341,313	2,158,209	3,737,069
Interest cost	1,376,398	1,082,815	1,231,369
Benefits paid	(175,364)	(238,823)	(749,864)
Effect of exchange rate changes	(272,421)	450,082	2,279,128

Benefit obligations at the end of the year	$15,851,898	$18,789,198	$30,015,037

Change in plan assets
Fair value of plan assets at the beginning of the year	$10,147,905	$12,448,532	$16,064,766
Effect of exchange rate changes	(524,191)	385,738	1,852,497
Actual return on plan assets	1,324,702	1,369,206	2,127,404
Employer contributions	1,675,480	2,100,113	4,526,200
Benefits paid	(175,364)	(238,823)	(749,864)

Plan assets at the end of the year	$12,448,532	$16,064,766	$23,821,003

Funded status	$(3,403,366)	$(2,724,432)	$(6,194,034)
Excess of actual return over estimated return on plan assets	141,394	552,688	(1,263,439)
Unrecognized transitional obligation	594,784	402,646	391,966
Unrecognized actuarial loss	3,131,389	2,235,222	6,566,769

(Accrued)/prepaid benefit	$464,201	$466,124	$(498,738)

Net gratuity cost for fiscal 2002, 2003 and 2004 comprises the following components:

	Year ended March 31,
	2002	2003	2004
Service cost	$1,341,313	$2,158,209	$3,737,069
Interest cost	1,376,398	1,082,815	1,231,369
Expected return on assets	(1,183,308)	(816,518)	(863,965)
Amortization of unrecognized transitional obligation	44,535	43,980	46,449
Amortization of unrecognized actuarial loss	105,330	129,701	382,516

Net gratuity cost	$1,684,268	$2,598,187	$4,533,438

The assumptions used in accounting for the gratuity plan in fiscal 2002, 2003 and 2004 are set out below.

	Year ended March 31,
	2002	2003	2004
Discount rate	10.0%	7.0%	5.2%
Rate of increase in compensation levels	9.0%	5.0-7.0%	5.1%
Rate of return on plan assets	10.0%	7.0%	5.2%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust. In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2004, all of the plan assets are invested in debt securities.

The company’s overall expected long-term rate-of-return-on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2002, 2003 and 2004 have not been lower than the expected rate of return on plan assets estimated for those years.

Accumulated benefits obligation was $5,989,534 and $7,477,612 as of March 31, 2003 and 2004 respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Year ending March 31,
2005	$388,245
2006	425,740
2007	481,781
2008	529,215
2009	584,145
2010-2014	$2,884,595

The expected benefits are based on the same assumptions used to measure the company’s benefit obligations as of March 31, 2004.

The company expects to contribute approximately $5,347,926 to the gratuity trusts during fiscal 2005.

2.11.2 Superannuation

The company contributed $1,220,716, $1,216,282 and $2,204,794 to the superannuation plan in fiscal 2002, 2003 and 2004 respectively.

2.11.3 Provident fund

The company contributed $3,146,742, $3,820,331 and $5,884,403 to the provident fund in fiscal 2002, 2003 and 2004, respectively.

2.12 Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share.

2.12.2 Dividends

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

2.12.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.12.4 Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

2.13 Preferred stock of subsidiary

Infosys holds 100% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration of $5,279,699. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration of $ 20,267,126.

Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (“IPO”) date , (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event.; The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $ 0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

2.14 Other income, net

Other income, net, consists of the following:

	Year ended March 31,
	2002	2003	2004
Interest income	$10,423,654	$16,701,515	$18,450,458
Income from mutual fund investments	—	—	3,922,426
Exchange gains, net	2,749,162	4,157,373	7,536,326
Provision for investments	—	(3,219,030)	(2,104,043)
Others	692,478	408,252	145,007

	$13,865,294	$18,048,110	$27,950,174

In fiscal 2003, the company provided for write-downs to investments in the aggregate amount of approximately $3.2 million. These included approximately $1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $1.5 million for Workadia Inc., and other miscellaneous investments. The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation of $1.5 million, $0.4 million towards investment in Stratify Inc and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2002, 2003 and 2004 were $5,109,690, $6,141,298 and $8,575,314 respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.

Year ending March 31,
2005	$6,220,905
2006	5,147,125
2007	3,724,398
2008	3,390,281
2009	1,889,522
Thereafter	1,110,460

Total	$21,482,691

2.16 Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $3,083,994, $2,950,949 and $9,405,854 for fiscal 2002, 2003 and 2004 respectively.

2.17 Employees’ Stock Offer Plans (“ESOP”)

In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $5,009,772, $4,803,534 and $2,817,066 for fiscal 2002, 2003, and 2004 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the “1998 Plan”). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the “1999 Plan”). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (“FMV”). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2002, 2003 and 2004 are set out below.

	Year ended March 31,
	2002		2003		2004
		Weighted		Weighted		Weighted
	Shares arising	average	Shares arising	average	Shares arising	Average
	out of options	exercise price	out of options	exercise price	out of options	exercise price
1994 Option plan:
Outstanding at the beginning of the period	330,000	—	321,400	—	318,200
Granted	—	—	—	—	—
Forfeited	(8,600)	$1.15	(3,200)	$1.15	(1,600)	$1.15
Exercised	—	—	—		—

Outstanding at the end of the period	321,400		318,200		316,600

1998 Option plan:
Outstanding at the beginning of the period	782,753	—	1,131,247		1,251,703
Granted	454,250	$98	290,100	$124	47,950	$95
Forfeited	(77,773)	$241	(124,874)	$92	(202,466)	$150
Exercised	(27,983)	$44	(44,770)	$47	(129,435)	$59

Outstanding at the end of the period	1,131,247		1,251,703		967,752

Exercisable at the end of the period	164,527	—	315,002	—	385,876
Weighted-average fair value of options granted during the period	—	$31	—	$32		$24
1999 Option plan:
Outstanding at the beginning of the period	2,793,980	—	4,668,815	—	5,061,171
Granted	2,050,500	$65	616,850	$78	192,800	$66
Forfeited	(175,635)	$119	(212,316)	$97	(394,898)	$99
Exercised	(30)	$85	(12,178)	$56	(268,543)	$73

Outstanding at the end of the period	4,668,815		5,061,171		4,590,530

Exercisable at the end of the period	448,530	—	1,222,639	—	2,112,120
Weighted-average fair value of options granted during the period	—	$32	—	$35		$29

The following table summarizes information about stock options outstanding as of March 31, 2004

		Options Outstanding		Options Exercisable
	No. of shares	Weighted average		No. of shares
Range of exercise	arising out of	remaining contractual	Weighted average	arising out of	Weighted average
prices per share ($)	Options	life in years	Exercise price	Options	exercise price
1994 Plan
1.15	316,600	0.25	$1.15	—	—

1998 Plan
34-50	21,150	2.94	$34	21,150	$34
51-100	218,113	5.92	$84	30,678	$87
101-150	295,060	6.24	$125	42,675	$127
151-200	305,039	4.68	$190	204,963	$190
201-300	59,590	4.63	$240	35,790	$240
301-400	54,550	4.09	$325	38,010	$326
401-660	14,250	3.91	$518	12,610	$526

	967,752			385,876

1999 Plan
51-100	2,897,459	5.30	$75	1,128,950	$83
101-150	1,315,751	4.74	$125	750,510	$127
151-200	358,920	4.46	$166	216,180	$166
201-275	18,400	3.91	$208	16,480	$207

	4,590,530			2,112,120

Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

Options to purchase 1,401,150 shares of Progeon, with a weighted average exercise price of $1.39 and fair value $0.60 have been granted during fiscal 2004. Options to purchase 77,700 shares with a weighted average exercise price of $0.79 were forfeited during the period. Options to purchase 3,124,625 shares were outstanding as of March 31, 2004 with a weighted average remaining contractual life of 4.81 years and weighted average exercise price of $1.00. Options to purchase 443,641 shares were exercisable as of March 31, 2004 with a weighted average exercise price of $0.69.

Options to purchase 1,801,175 shares of Progeon, with a weighted average exercise price of $0.69 and fair value $0.30 have been granted during fiscal 2003 and were outstanding as of March 31, 2003. There were no forfeitures or exercises on these grants. The outstanding options as of March 31, 2003 had a weighted average remaining contractual life of 4.33 years and weighted average exercise price of $0.69. No options were exercisable as of March 31, 2003.

2.18 Income taxes

The provision for income taxes in the income statement comprises:

	Year ended March 31
	2002	2003	2004
Current taxes
Domestic taxes	$6,483,255	$18,717,241	$10,488,985
Foreign taxes	23,463,108	25,523,234	39,477,637

	29,946,363	44,240,475	49,966,622
Deferred taxes
Domestic taxes	27,126	(1,122,604)	1,189,074
Foreign taxes	(2,026,597)	(1,295,606)	(379,769)

	(1,999,471)	(2,418,210)	809,305

Aggregate taxes	$27,946,892	$41,822,265	$50,775,927

All components of the aggregate taxes of $27,946,892, $41,822,265 and $50,775,927 for fiscal 2002, 2003 and 2004 are allocated to the continuing operations of the company. Deferred tax expense of $82,186 is included in stockholders’ equity as of March 31, 2004, being tax on unrealized gain on mutual fund investments. Tax benefits of $1,163,023 and $3,121,394 earned on exercise of employee stock options are credited to additional paid in capital during fiscal 2003 and fiscal 2004.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of March 31
	2003	2004
Deferred tax assets:
Property, plant and equipment	$4,719,124	$6,251,836
Allowances on trade accounts receivable	1,093,701	770,471
Investments	2,545,761	3,211,257
Accrual for compensated absences	—	687,379
Others	—	256,786

	8,358,586	11,177,729
Less: Valuation allowance	(614,004)	(1,967,903)

	7,744,582	9,209,826

Deferred tax liabilities
Gains on foreign exchange forward contracts	(191,156)	(1,392,879)
Intangible assets	—	(563,431)
Unrealized gain on mutual fund investments	—	(82,186)

	(191,156)	(2,038,496)

Net deferred tax assets	$7,553,426	$7,171,330

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2004. The valuation allowance relates to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At April 2001, the valuation allowance was $1,587,629. The valuation allowance decreased by $913,329 during the year ended March 31, 2002. The valuation allowance further decreased by $60,296 in the year ended March 31, 2003. The valuation allowance increased by $1,353,899 during the year ended March 31, 2004.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

	Year ended March 31
	2002	2003	2004
Net income before taxes	$192,413,201	$236,692,306	$321,066,227
Enacted tax rates in India	35.70%	36.75%	35.875%

Computed expected tax expense	68,691,513	86,984,422	115,182,509

Tax effect due to non-taxable income for Indian tax purposes	(48,690,954)	(50,569,115)	(78,299,551)
Effect of enacted tax rate change	142,565	(56,018)	67,754
Effect of differential foreign tax rates	2,788,938	2,944,982	7,202,637
Others	5,014,830	2,517,994	6,622,578

Aggregate taxes	$27,946,892	$41,822,265	$50,775,927

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provided that the exempt income from an export oriented undertaking, for fiscal 2003 be restricted to 90% of its export income. However, this restriction is not applicable from fiscal 2004. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S.branch’s net profit during the year is greater than the increase in the net assets of the company’s U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2004, the company’s US branch net assets amounted to approximately $127.5 million. The company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.19 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31
	2002	2003	2004

Basic earnings per equity share — weighted average number of common shares outstanding excluding unallocated shares of ESOP	65,556,648	65,571,002	65,695,077
Effect of dilutive common equivalent shares — stock options outstanding	528,226	908,007	1,096,482

Diluted earnings per equity share — weighted average number of common shares and common equivalent shares outstanding	66,084,874	66,479,009	66,791,559

Options to purchase 635,800 shares under the 1998 Plan and 2,521,757 shares under the 1999 Plan were not considered for calculating diluted earnings per share for fiscal 2004 as their effect was anti-dilutive.

2.20 Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $88,000,000 and $149,000,000 as of March 31, 2003 and 2004, respectively. The foreign exchange forward contracts mature between one to 12 months.

2.21 Segment reporting

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

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

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

2.21.1 Industry segments

Year ended March 31, 2002

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$199,725,558	$93,404,474	$85,190,054	$67,027,323	$99,703,805	$545,051,214
Identifiable operating expenses	74,364,097	38,112,096	23,873,023	18,696,233	34,831,145	189,876,594
Allocated expenses	51,905,935	23,321,898	21,273,366	16,667,939	24,840,829	138,009,967
Segmental operating income	73,455,526	31,970,480	40,043,665	31,663,151	40,031,831	217,164,653
Unallocable expenses						38,616,746
Operating income						178,547,907
Other income, net						13,865,294
Income before income taxes						192,413,201
Provision for income taxes						27,946,892
Net income						$164,466,309

Year ended March 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$283,305,475	$123,755,305	$114,309,356	$85,841,812	$146,595,077	$753,807,025
Identifiable operating expenses	113,522,995	50,493,841	38,470,934	27,432,075	54,817,856	284,737,701
Allocated expenses	81,032,424	32,793,395	31,096,470	22,779,164	39,122,548	206,824,001
Segmental operating income	88,750,056	40,468,069	44,741,952	35,630,573	52,654,673	262,245,323
Unallocable expenses						43,601,127
Operating income						218,644,196
Other income, net						18,048,110
Income before income taxes						236,692,306
Provision for income taxes						41,822,265

Net income						$194,870,041

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389,295,510	$156,817,111	$175,944,313	$123,789,209	$216,738,745	$1,062,584,888
Identifiable operating expenses	163,735,082	68,091,130	72,990,651	46,018,191	90,679,001	441,514,055
Allocated expenses	102,561,509	38,821,686	45,490,446	31,230,109	54,674,462	272,778,212
Segmental operating income	122,998,919	49,904,295	57,463,216	46,540,909	71,385,282	348,292,621
Unallocable expenses						55,176,568
Operating income						293,116,053
Other income, net						27,950,174
Income before income taxes						321,066,227
Provision for income taxes						50,775,927

Net income						$270,290,300

2.21.2 Geographic segments

Year ended March 31, 2002

				Rest of the
	North America	Europe	India	World	Total
Revenues	$388,168,447	$106,103,448	$10,735,626	$40,043,693	$545,051,214
Identifiable operating expenses	135,362,671	38,013,083	4,183,775	12,317,065	189,876,594
Allocated expenses	98,093,268	26,809,588	3,119,373	9,987,738	138,009,967
Segmental operating income	154,712,508	41,280,777	3,432,478	17,738,890	217,164,653
Unallocable expenses					38,616,746
Operating income					178,547,907
Other income, net					13,865,294
Income before income taxes					192,413,201
Provision for income taxes					27,946,892

Net income					$164,466,309

Year ended March 31, 2003

				Rest of the
	North America	Europe	India	World	Total
Revenues	$550,075,653	$133,236,361	$16,132,922	$54,362,089	$753,807,025
Identifiable operating expenses	218,257,001	46,559,987	4,084,049	15,836,664	284,737,701
Allocated expenses	149,621,377	35,920,484	5,823,309	15,458,831	206,824,001
Segmental operating income	182,197,275	50,755,890	6,225,564	23,066,594	262,245,323
Unallocable expenses					43,601,127
Operating income					218,644,196
Other income, net					18,048,110
Income before income taxes					236,692,306
Provision for income taxes					41,822,265

Net income					$194,870,041

Year ended March 31, 2004

				Rest of the
	North America	Europe	India	World	Total
Revenues	$756,812,858	$204,350,661	$14,426,782	$86,994,587	$1,062,584,888
Identifiable operating expenses	317,978,761	82,552,540	3,949,627	37,033,127	441,514,055
Allocated expenses	193,007,959	51,844,725	3,590,587	24,425,457	272,868,728
Segmental operating income	245,826,138	69,953,396	6,886,568	25,536,003	348,202,105
Unallocable expenses					55,086,052
Operating income					293,116,053
Other income, net					27,950,174
Income before income taxes					321,066,227
Provision for income taxes					50,775,927

Net income					$270,290,300

2.21.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2002, 2003 and 2004.

2.22 Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit has been served on the company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

2.23 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $1,681,044 and $2,066,820 as of March 31, 2003 and 2004, respectively. These guarantees are generally provided to governmental agencies.

2.24 Subsequent event

The Board of Directors in its meeting on April 13, 2004, approved a 3:1 bonus issue subject to approval by the shareholders at the Annual General Meeting to be held on June 12, 2004. The Board also approved a stock dividend of 1 for 1 for ADS holders (i.e. 1 ADS for each ADS held). This will also result in the change in ratio of domestic shares to ADS from 1:2 to 1:1. Subject to the approval of the members in the Annual General Meeting on June 12, 2004, the record date for the bonus issue would be July 2, 2004. Share and per share information in the consolidated financial statements do not reflect the effect of these proposals. If approved, the proposals will require retroactive presentation of such information in subsequently issued consolidated financial statements.

Financial Statement Schedule — II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for doubtful accounts on trade accounts receivable

	Balance at	Charged to cost		Balance at
Description	beginning of period	and expenses	Write offs	end of period
Fiscal 2003	$3,941,245	$150,864	$(1,081,541)	$3,010,568
Fiscal 2004	$3,010,568	$3,432,034	$(3,363,804)	$3,078,798

Item 19. Exhibits

Exhibit number	Description of document
**3.1	Articles of Association of the Registrant, as amended
**3.2	Memorandum of Association of the Registrant, as amended
*3.3	Certificate of Incorporation of the Registrant, as currently in effect
****4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
*4.2	Registrant’s Specimen Certificate for Equity Shares
*10.1	Registrant’s 1998 Stock Option Plan
*10.2	Registrant’s Employee Stock Offer Plan
*10.3	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
*10.4	Form of Indemnification Agreement
***10.5	Registrant’s 1999 Stock Option Plan
23.1	Consent of KPMG LLP
31	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
*****99.3	Audit Committee Charter
*****99.4	Compensation Committee Charter
*****99.5	Nomination Committee Charter
*****99.6	Code of Ethics for Financial Professionals
*****99.7	Whistleblower Policy
99.8	Proxy Information Statement to holders of American Depositary Shares
99.9	Proxy Information Statement to holders of Equity Shares
99.10	Proxy Form to holders of American Depositary Shares
99.11	Proxy Form to holders of Equity Shares

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

**	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on January 21, 2000.

***	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.

****	Incorporated by reference to Exhibits filed with Post Effective Amendment No. 1 to Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003.

*****	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2003.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

for Infosys Technologies Limited

Bangalore, India May 7, 2004	/s/ Nandan M. Nilekani Chief Executive Officer, President and Managing Director