Form 20-F/A
period 2004-03-31
INFOSYS TECHNOLOGIES LTD
filed 2005-04-07
CIK 1067491

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

Commission file number: 000-25383

INFOSYS TECHNOLOGIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road

Bangalore, Karnataka

India 560 100

+91 (80) 2852-0261

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each	Name of Each Exchange on Which Registered
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares,

each represented by one Equity Share, par value Rs. 5 per share.

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report – 66,641,056 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 is being filed solely for the purposes of supplementing or amending the sections of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, as set forth below.

Part I

Item 10. Additional information

On page 49 of our Annual Report on Form 20-F the following text replaces last sentence of the paragraph under the heading “Meetings of shareholders” to supplement the discussion of the information that we have provided about our company:

“Under the Nasdaq Marketplace Rule 4350(f) (“Rule 4350(f)”), companies that maintain a listing on Nasdaq are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33 1/3% of the outstanding shares of a company’s common voting stock. However, the Nasdaq rules also provide that a foreign private issuer may be granted an exemption from Nasdaq requirements if it follows the practice of its home country. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting is the presence of at least five shareholders in person, and we were granted an exemption from Rule 4350(f) in March 1999. Because we were granted this exemption, we are not required to meet the quorum requirement under Rule 4350(f).”

Part III

Item 19. Exhibits.

The following exhibits are hereby filed with this Amendment No. 1 on Form 20-F/A:

Exhibit number	Description of document
**3.1	Articles of Association of the Registrant, as amended
**3.2	Memorandum of Association of the Registrant, as amended
*3.3	Certificate of Incorporation of the Registrant, as currently in effect
****4.1	Form of Deposit Agreement among the Registrant, Bankers Trust Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
*4.2	Registrant’s Specimen Certificate for Equity Shares
*10.1	Registrant’s 1998 Stock Option Plan
*10.2	Registrant’s Employee Stock Offer Plan
*10.3	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
*10.4	Form of Indemnification Agreement
***10.5	Registrant’s 1999 Stock Option Plan
******23.1	Consent of KPMG, India
31.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
*****99.3	Audit Committee Charter
*****99.4	Compensation Committee Charter
*****99.5	Nomination Committee charter
*****99.6	Code of Ethics for Financial Professionals
*****99.7	Whistleblower Policy
******99.8	Proxy Information Statement to holders of American Depositary Shares
******99.9	Proxy Information Statement to holders of Equity Shares
******99.10	Proxy Form to holders of American Depositary Shares
******99.11	Proxy Form to holders of Equity Shares

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
**	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-3 (File No. 333-121444) filed on December 20, 2004
***	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999
****	Incorporated by reference to exhibits filed with Post Effective Amendment No. 1 to Registrant’s Registration on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended
*****	Incorporated by reference to Exhibits filed with Registrant’s Annual Report filed on May 13, 2003
******	Previously filed with the Registrant’s Annual Report on Form 20-F filed on May 7, 2004

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

for Infosys Technologies Limited

/s/ Nandan M. Nilekani
Nandan Nilekani
Chief Executive Officer, President and Managing Director

Bangalore, India

April 7, 2005