Form 20-F
period 2006-03-31
INFOSYS TECHNOLOGIES LTD
filed 2006-04-28
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from              to

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
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

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 275,554,980 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☒       Accelerated filer ☐      Non- accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to 'U.S.' or 'United States' are to the United States of America, its territories and its possessions. References to ' India' are to the Republic of India. References to '$' or 'dollars' or 'U.S. dollars' are to the legal currency of the United States and references to 'Rs.' or 'rupees' or 'Indian rupees' are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to 'Indian GAAP' are to Indian Generally Accepted Accounting Principles. References to a particular 'fiscal' year are to our fiscal year ended March 31 of such year.

All references to 'we,' 'us,' 'our,' 'Infosys' or the 'Company' shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. 'Infosys' is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Annual Report are the property of their respective owners.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 44.48 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward Looking Statements

This Annual Report contains 'forward-looking statements,' as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'will,' 'project,' 'seek,' 'should,' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking stateme nts are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to update these forward-looking statements to reflect future events or circumstances.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., a provider of market information and strategic information for the IT industry, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, Business Week, an international business publication, Business Today, an Indian business publication and Dataquest India, a trade publication for the Indian IT industry, or Dataquest. This type of data represents only the estimates of Gartner, NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Table of Contents

Part I

Item 1.    Identity of Directors, Senior Management and Advisers

Item 2.    Offer Statistics and Expected Timetable

Item 3.    Key Information

Item 4.    Information on the Company

Item 5.    Operating and Financial Review and Prospects

Item 6.    Directors, Senior Management and Employees

Item 7.    Major Shareholders and Related Party Transactions

Item 8.    Financial Information

Item 9.    The Offer and Listing

Item 10.    Additional Information

Item 11.    Quantitative and Qualitative Disclosure About Market Risk

Item 12.    Description of Securities Other Than Equity Securities

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.    Controls and Procedures

Item 16 A.    Audit Committee Financial Expert

Item 16 B.    Code of Ethics

Item 16 C.    Principal Accountant Fees and Services

Item 16 D.    Exemptions from the Listing Standards for Audit Committees

Item 16 E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Part III

Item 17.    Financial statements

Item 18.    Financial statements

Item 19.    Exhibits

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Operating and Financial Review and Prospects, all of which are included elsewhere in this Annual Report. The summary consolidated statements of income for the five years ended March 31, 2006 and the summary consolidated balance sheet data as of March 31, 2002, 2003, 2004, 2005 and 2006 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes except for cash dividend per equity share. Historical results are not necessarily indicative of future results. The information presented below reflects our 4-for-1 stock split effected in the form of a stock dividend in July 2004.

Fiscal Year ended March 31,

($ in millions, except per equity share data)

Statements of Income Data	2002	2003 (1)	2004 (1),(2)	2005 (1),(2),(3)	2006 (1),(2),(3)
Revenues	$545	$754	$1,063	$1,592	$2,152
Cost of revenues including amortization of stock compensation expense	294	417	603	904	1,244
Gross profit	251	337	460	688	908
Operating Expenses:
Selling and marketing expenses	27	56	77	103	136
General and administrative expenses	44	58	82	127	173
Amortization of stock compensation expense	2	2	1	-	-
Amortization of intangible assets	-	2	7	2	-
Total operating expenses	73	118	167	232	309
Operating income	178	219	293	456	599
Gain on sale of long term investment	-	-	-	11	-
Other income, net	14	18	28	24	31
Income before income taxes and minority interest	192	237	321	491	630
Provision for income taxes	28	42	51	72	70
Income before minority interest	$164	$195	$270	$419	$560
Minority interest	-	-	-	-	5
Net income	$164	$195	$270	$419	$555
Earnings per Equity Share:
Basic	$0.63	$0.74	$1.03	$1.57	$2.04
Diluted	$0.62	$0.73	$1.01	$1.52	$1.99
Weighted Average Equity Shares used in computing earnings per Equity Share:
Basic	262,226,592	262,284,008	262,780,308	266,901,033	271,580,111
Diluted	264,339,496	265,916,036	267,166,236	273,590,413	278,983,893
Cash dividend per Equity Share	$0.09	$0.13	$0.16	$0.75(4)	$0.29

As of March 31,

Balance Sheet Data	2002	2003	2004	2005	2006
Cash and cash equivalents	$210	$354	$445	$410	$889
Investments in liquid mutual fund units	-	-	$218	$278	$170
Total assets	$471	$704	$1,132	$1,454	$2,066
Preferred stock of subsidiary	-	$10	$22	$21	-
Total stockholders' equity	$442	$626	$953	$1,253	$1,837

(1) The information for fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006 includes the results of operations of Progeon Limited (Progeon), a consolidated subsidiary.
(2) The information for fiscal 2004, fiscal 2005 and fiscal 2006 includes the results of Infosys Technologies ( Australia) Pty. Limited (Infosys Australia) and Infosys Technologies ( Shanghai) Co. Limited (Infosys China), both consolidated subsidiaries.
(3) The information for fiscal 2005 and fiscal 2006 includes the results of Infosys Consulting Inc. (Infosys Consulting), a consolidated subsidiary.
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

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled 'Average' in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
2006	Rs.44.48	Rs.44.21	Rs.46.26	Rs.43.05
2005	43.62	44.87	46.45	43.27
2004	43.40	45.78	47.46	43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.91	46.58

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
March 2006	Rs.44.58	Rs.44.09
February 2006	44.54	44.10
January 2006	44.92	43.89
December 2005	46.26	44.94
November 2005	45.87	45.02
October 2005	45.11	44.00

On April 27, 2006 , the noon buying rate in the City of New York was Rs. 44.84.

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

Factors which affect the fluctuation of our operating results include:

  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;
  the size and timing of facilities expansion and resulting amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients' efforts to comply with regulatory requirements, such as the Sarbanes-Oxley Act of 2002, or those occurring as a result of our clients reorganizing their operations;
  utilization of billable employees; and
  unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

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
  currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years after a two-year downward trend due to a challenging global economic environment. Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. This wage pressure is exacerbated by competition among Indian companies for qualified employees. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results.

If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2002 and March 31, 2006 our total employees grew from approximately 10,700 to approximately 52,700. In addition, in the last five fiscal years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. In addition, we have recently embarked on an expansion of our business in China, and expect to expend significant resources in this expansion. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet cl ient needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition from these competitors in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2006 and 2005, our largest client accounted for 4.4% and 5.5% of our total revenues, and our five largest clients together accounted for 17.8% and 21.0% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

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

In fiscal 2006 and 2005, approximately 63.9% and 64.2% of our revenues were derived from the United States. For the same periods, we earned 36.0% and 34.5% of our revenues from the financial services industry, and 13.9% and 14.5% from the manufacturing industry. If the United States economy weakens, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Our revenues could be significantly affected if the governments in geographies in which we operate restrict companies from outsourcing work to non-domestic corporations.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention following the growth of offshore outsourcing. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last three years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations. Any of these events could adversely affect our revenues and operating profitability.

Our success depends in large part upon our highly skilled technology professionals and our ability to attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India since 2004, hiring by technology companies increased significantly. Excluding Progeon and our other subsidiaries, we added approximately 8,000, 8,800 and 12,500 new employees, net of attrition, in fiscal 2004 , 2005 and 2006.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in fiscal 2004, 2005 and 2006 being 10.5%, 9.7% and 11.2%, respectively, without accounting for attrition in Progeon or our other subsidiaries. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operatio ns and financial condition.

It is possible that the Central Government or other State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central or State legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. As of May 1, 2006, our current Chief Financial Officer,T.V. Mohandas Pai , will step down from his postion and will be replaced by V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary. Our future performance will be affected by any disruptions in the continued service of our executives and other officers. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior manageme nt or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2006 and 2005, revenues from fixed-price, fixed-timeframe projects accounted for 28.1% and 30.0% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days' notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control which might lead to termination of a project or the loss of a client, including:

  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors; and
  the replacement by our clients of existing software with packaged software supported by licensors.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Clients for our services generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a c ontinual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, Nasdaq Global Market rules, Securities and Exchange Board of India rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment requires the commitment of significant financial and managerial resources. Our independent auditors may be unable to issue unqualified attestation reports on management's assessment on the operating effectiveness of our internal controls over financial reporting.

In connection with this Annual Report, our management has assessed our internal controls over financial reporting, and has determined that our internal controls were effective as of March 31, 2006, and our auditors have issued an unqualified attestation with respect to our management's assessment. However, we will undertake, and in future years will be required to undertake, management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified attestation could harm our reputation and the price of our equity shares and ADSs. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention f rom revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 38 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial c ondition.

We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2006, we had contractual commitments of approximately $117 million for capital expenditures. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2006 and 2005, we earned 3.8% and 3.0% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle ® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders, may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 19.8% of our issued equity shares as of March 31, 2006. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and recently established Infosys China and Infosys Consulting in the United States. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire or establish a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired or the established company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. For example, in fiscal 2004, we made loss provisions of $2 million related to these investments. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. The unamortized stock compensation expense as of March 31, 2006 as determined under the fair value method is approximately $5 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $545 million from $555 million in fiscal 2006, $393 million from $419 million in fiscal 2005 and $223 million from $270 million in fiscal 2004.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or otherwise changes its tax policies in a manner that is adverse to us.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $160 million and $126 million for fiscal 2006 and 2005 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks in India, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company's undertaking. In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities.

In the recent years, the Government of India has introduced a tax on various services including on the maintenance and repair of software. Under this tax, service providers are required to pay a tax of 10% (12% from May 01, 2006) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins. Although currently there are no pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our business, results of operations and financia l condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and infrastructure management services, vis it several technology services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2006, the majority of our technology professionals in the United States held either H-1B visas (approximately 6,130 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 790 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000 beginning in 2001, however, this increase expired in 2003 and the limit was returned to 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas for 2004 to 85,000. These additional visas will only be available to skilled workers who possess a Master's or higher degree from educational institutions in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expens es during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future a nd that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $353 million and $119 million as of March 31, 2005 and March 31, 2006 respectively. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

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

Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with i nternational operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may be impacted by disease, health epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us in courts outside of India if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it view ed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. For instance, on September 9, 2004 the Intellectual Property Appellate Board of India, or IPAB, upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of our registration of the INFOSYS trademark in certain protected intellectual property classes. We moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004, the Supreme Court of India stayed the order of the IPAB temporarily. The Supreme Court of India heard arguments on the matter on September 12, 200 5, confirmed its interim stay order of October 12, 2004 and admitted the Special Leave Petition. Based on our present knowledge, we believe that we will prevail in this action and that the action will not have any material impact on our results of operations or financial position. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and divert our attention and resources from operating our company.

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

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

  if the transaction consideration is paid in cash, the transaction value does not exceed 200% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or
  if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the transaction value does not exceed ten times the acquiring company's previous fiscal year's export earnings.
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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/ GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and t he holders of our equity shares and ADSs.

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

Historically, our ADSs have traded on Nasdaq at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see the section entitled 'Price History' in Item 9 for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed two secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

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

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADS s to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holder s of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys defines, designs and delivers IT-enabled business solutions to its clients. These solutions provide our clients with strategic differentiation and operational superiority.

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

Our professionals deliver high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model, with its easily scalable infrastructure and ability to execute project components around the clock and across time zones, enables us to reduce project delivery times. We use the Global Delivery Model for our services.

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients' needs. Our primary geographic markets are North America, Europe and the Asia-Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

Our revenues grew from $545 million in fiscal 2002 to $2,152 million in fiscal 2006, representing a compound annual growth rate of 41.0%. Our net income grew from $164 million to $555 million during the same period, representing a compound annual growth rate of 35.6%. Between March 31, 2002 and March 31, 2006, our total employees grew from approximately 10,700 to approximately 52,700, representing a compound annual growth rate of 49.0%.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remain among the industry's leading employers. In 2005, we were ranked as the best company to work for in India by the TNS-Mercer survey in Business Today. We were ranked tenth in the BusinessWeek's list of top 100 InfoTech Companies in 2005. We have also been ranked amongst the 100 most respected companies in the world by a Financial Times - PwC survey in 2004.

We were incorporated in 1981 as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders. In June 2005, we completed a second sponsored secondary offering of ADSs in the US on behalf of our shareholders, the largest international equity offering out of India at the time. This offering included a public offering without listing in Japan.

Progeon is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100 , Walnut Creek, CA 94597-2152 . Our website address is www.infosys.com and does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

We have grown significantly in recent periods. Between March 31, 2002 and March 31, 2006 our total employees grew from approximately 10,700 to approximately 52,700. In addition, in the last five fiscal years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

In fiscal 2006, 2005 and 2004 we spent $246, $186 and $93 million on capital expenditure. As of March 31, 2006 we had contractual commitments of approximately $117 million for capital expenditure. These commitments included approximately $106 million in domestic purchases and $11 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures are financed out of internal accruals.

In fiscal 2005, we received $11 million on sale of our investment in Yantra Corporation.

On April 20, 2006 we entered into an agreement with Citicorp International Finance Corporation ("CIFC") to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006. The share purchase agreement and the escrow agreement in connection with the share purchase agreement are filed as Exhibits 10.7 and 10.8 to this Annual Report, respectively.

INDUSTRY OVERVIEW

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.

In November 2005, the Gartner 2005 US IT Spending and Staffing Survey indicated that enterprises will increase 2006 IT operating budgets by 5.5% over 2005 levels.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to Gartner's Forecast: IT Outsourcing, Worldwide 2004-2009 Update - Worldwide IT outsourcing spending will rise from $193 billion in 2004 to $260 billion by 2009. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research a nd development, and related support functions and are outsourcing a greater portion of these activities.

The India Advantage

India is recognized as the premier destination for offshore technology services. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total combined Indian IT services and IT-enabled services export market in fiscal 2005 was nearly $18 billion. A report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market is projected to grow to $49 billion by 2009.

There are several key factors contributing to this growth.

High Quality Delivery. According to a report by Dataquest India published in October 2003, 75% of the world's SEI-CMM Level 5-assessed development centers were located in India. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2006 suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 60 percent over the original cost base.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2004, India produces approximately 2.5 million university and college graduates, including approximately 290,000 engineering degree and diploma holders from its educational institutions annually.

NASSCOM Strategic Review 2006 suggests that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector. According to NASSCOM, India has the single-largest pool of suitable offshore talent - accounting for 28 percent of the total suitable pool available across all offshore destinations and outpacing the share of the next closest destination by at least a factor of 2.5.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers' experience, proven track record and breadth of client relationships. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total Indian IT-enabled services export market in fiscal 2005 was $4.6 billion. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services export market will grow to approximately $21 billion by 2009.

While these advantages apply to a majority of companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

  effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;
  increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors they are using;
  develop and maintain knowledge of a broad range of existing and emerging technologies;
  demonstrate significant domain knowledge to understand business processes and requirements;
  leverage in-house industry expertise to customize business solutions for clients;
  attract and retain high quality technology professionals; and
  make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, as well as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

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

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach a nd other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. Gartner has recently positioned us in the leader quadrant in its 2006 Magic Quadrant report for 30 leading offshore application services providers.

Comprehensive and Sophisticated End-to-End Solutions. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Progeon, business process management services. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodolog y to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000.

Long-Standing Client Relationships. We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 28.9% and 35.0% of our revenues from our top 100 clients during fiscal 2006 and 2005 have been contributed by entities that have been our clients since fiscal 1998.

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remain among the industry's leading employers. We have a presence in nine cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 59 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 38 global development centers, the majority of which are located in India. We also have development centers in Australia, Canada, China, Japan, Mauritius and locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2002 and March 31, 2006, our total employees grew from approximately 10,700 to approximately 52,700.

OUR STRATEGY

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our superior execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group is comprised of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

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

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. In 2004, we invested in a major upgrade of our systems to re-architect, expand and consolidate our international bandwidth capacity from India to the United States. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2006, we screened over 1,423,600 employment applications, tested over 163,620 applicants, interviewed over 48,700 applicants and made approximately 21,650 offers of employment. These statistics do not include Progeon or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training cap abilities. The Mysore facility is able to house 4,500 trainees at any one time, and is able to provide the facilities required for the training of approximately 12,000 employees annually.

Continue to Enhance our Solution Set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. Furthermore, our Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

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

OUR GLOBAL DELIVERY MODEL

Our Global Delivery Model allows us to produce where it is most cost effective and sell services where it is most profitable. The Global Delivery Model enables us to derive maximum benefit from:

  access to our large pool of highly skilled technology professionals;
  24-hour execution capabilities across multiple time zones;
  the ability to accelerate delivery times of large projects by simultaneously processing project components;
  physical and operational separation of client projects to provide enhanced security;
  cost competitiveness across geographic regions;
  built-in redundancy to ensure uninterrupted services; and
  a knowledge management system that enables us to re-use solutions where appropriate.

In a typical offshore development project, we assign a team of technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of location.

For the past 15 years, we have successfully executed projects at our global development centers. We have 38 global development centers, of which 20 are located in India, 9 are in North America (including 1 in Toronto, Canada), 5 are in the Asia-Pacific region and 4 are in Europe. Our largest development centers are located in India. Approximately 72.3% of the total billed person-months for our services rendered during fiscal 2006 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

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

  the increased pace of technological change;
  continuous change in the business environment due to globalization and deregulation;
  the need to better manage risk in an evolving regulatory environment, such as ensuring compliance with the requirements of the Sarbanes-Oxley Act;
  the failure to deliver promised cost savings and expected benefits; and
  the changing role of technology from merely improving operational efficiency to becoming an integral part of a corporation's strategy.

Similarly, project-by-project outsourcing is also perceived to have its deficiencies, resulting in increased operational risk and coordination costs, as well as the failure to fully leverage service providers' full range of capabilities.

We have developed our Modular Global Sourcing framework to address these issues and assist clients in evaluating and defining, on both a modular and an enterprise-wide basis, the client's business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization. We then assist the client in assessing whether a particular process, application or infrastructure is best retained within the organization or is suitable for outsourcing based on various factors including third-party capabilities, potential cost savings, risks to the organization and importance of the function. Thereafter, we assist in sourcing decisions, the related risk assessments, transitioning, and program management and execution.

Our systematic approach to evaluating an enterprise's IT systems and business processes under the Modular Global Sourcing framework allows us to better align our clients' business, operations and IT platforms and solutions. As a result, our clients are able to fully benefit from our Global Delivery Model to realize cost savings, enhanced efficiencies and lasting competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients' technology budgets.

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

We complement our industry expertise with specialist support for our clients using our domain competency group, which has expertise in areas such as securities, insurance, telecommunication, banking and cash management, supply chain management, manufacturing, retail and distribution, energy and utilities, healthcare, and travel and tourism. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

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

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues in fiscal 2006.

Custom Application Development

We provide customized software solutions for our clients. We create new applications and enhance the functionality of our clients' existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process, including defining requirements, designing, prototyping, programming, module integration and installation of the custom application. We perform system design and software coding and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client's site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft's .NET or open platforms such as J2EE and Linux.

As an example, a large global financial services client needed a single comprehensive system to efficiently manage large volumes of data relating to its private banking clients located across the world. With a peak team size of 120 professionals working over a 30-month period, we developed the solution, starting from project definition and application development to global roll-out and subsequent support, which integrated data from over 20 disparate systems using multiple technologies. The solution has been successfully implemented across the client's offices in North America, Europe, Latin America and the Asia-Pacific region. The client's personnel are now able to proactively interpret client data using a platform that presents a single unified view of their private banking clients. The new system was a major business initiative for our client and our solution played an important role in the successful execution of their strategy. We continue to work with this client to enhance the applications that we developed for them.

Maintenance and Production Support

We provide maintenance services for our clients' large software systems that cover a wide range of technologies and businesses, and are typically critical to a client's business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to continually reduce recurring maintenance costs.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client's systems, we also maintain a team at the client's facility to coordinate certain key interface and support functions.

As an example, a client in the insurance industry was facing difficulties in maintaining its existing legacy systems while simultaneously developing its new Internet-based system. Working with this client since 1999, we assumed the client's in-house responsibilities, and during 2004 we deployed over 400 professionals across several projects providing maintenance, enhancement and support services to our client, for over 50 applications and 20,000 users covering mainframe, client-server and Internet technologies.

Software Re-engineering

Our software re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third-party vendors. Our re-engineering services include web-enabling our clients' existing legacy systems, database migration, implementing product upgrades, and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the computer manufacturing industry had a large, disparate installed base of legacy systems which needed to be re-engineered to work with open systems with newer technologies. Our team of over 150 professionals re-engineered a suite of applications from several legacy systems such as VAX/VMS, AS/400 and IBM mainframes, running on Ingres, Sybase and DB2 databases, to new generation systems such as RS6000/AIX, running on Oracle database and Holos OLAP tools. Our solution provided a unified, enterprise-wide platform for over 50 applications for 10,000 users spread across North America, Europe and Asia, and we were engaged by this client to perform its follow-up application maintenance function, a function previously performed in-house by the client.

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

As an example, a global automobile manufacturing client needed a solution to track movement of vehicles within its distribution network in Europe, South Africa and the Asia-Pacific region. We implemented an SAP-based solution that networked dealers located in these regions with our client's regional offices as well as production sites, on a real-time basis. This particular implementation, phase one of which was completed by a 180-person team, enabled the client to integrate operations in these regions with a common vehicle management system for all its brands. Our client and its dealers now have significantly higher visibility of the supply chain, resulting in substantial cost efficiencies and enhanced customer service.

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
  IT infrastructure assessment, which includes assessing our clients' IT capabilities against current and future business requirements and recommending appropriate technology infrastructure; and
  technology roadmap development, which allows clients to evaluate emerging technologies and develop the standards and methodologies for applying those emerging technologies.

As an example, a client in mortgage services needed technical assistance in restructuring its IT systems for loan origination and servicing operations. A core team of our IT consultants worked with the client's business team to analyze technology driven improvement opportunities. The team made several recommendations and redesigned the client's core systems architecture for these operations. An implementation roadmap was also recommended. Because we had developed a clear understanding of the client's systems architecture from this project, we were further engaged to develop the custom backbone IT application for the client's next generation post-funding system.

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

Testing Services. We offer end-to-end validation solutions and services including enterprise test management, performance benchmarking, test automation and product certification. These services are designed to evaluate the efficiency of our clients' technology systems against criteria specified by our clients. For each particular client, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our client's internal systems. Our service professionals are trained in leading test management tools from developers such as Mercury Interactive, IBM-Rational and Segue.

As an example, a client in the food distribution business needed to establish a strong validation program for testing various new processes and functions as part of a major re-engineering program. Our team of validation experts spent approximately 1,000 person months designing, developing, automating and executing an end-to-end validation program involving integration of the client's disparate legacy systems with four new software packages. Our solution involved interacting with over 25 business units and six global software vendors to deliver an integrated, coherent validation program, which played an important role in our client's re-engineering exercise. We believe this initial project provides us with a good opportunity to provide follow-up enhancement projects and cross-sell other services to this client.

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

As an example, our client, a global transportation company with a presence in over 80 countries, considered alternative strategies to structurally reorganize its business in conjunction with its proposed transformation to become an end-to-end logistics and supply chain management company. We were given the primary responsibility of designing a transformation management office that would utilize world class processes, templates and tools. In addition, we recommended strategic IT organizational alternatives to help the client with the transition of its IT organization. This overall transformation program was intended to enable our client to align its systems and processes with its new business model and enhance customer service levels in areas such as pricing, collection, delivery time, tracking of shipments, payment systems and inquiry handling.

Engineering Services. We offer engineering services that primarily assist our clients in the manufacturing sector, in their new product development process and in managing the life cycles of their existing product lines. We focus on the following areas:

  for the automotive, aerospace and heavy equipment industries - applications involving computer-aided design, computer-aided manufacturing and computer-aided engineering technologies; and
  for the automotive, electronics, aerospace and industrial automation industries - design and development of software that is embedded in various hardware components.

As an example, a client in automotive seating systems and interior supplies needed to reduce costs and cycle time in the design of automotive seating systems. Our team of professionals employed advanced techniques in mathematics, structural mechanics, finite element analysis, iterative design and simulation to produce digital prototypes that satisfied both the client's design constraints and applicable regulatory standards. Creation of digital prototypes reduced the number of physical prototypes that the client otherwise would have needed, hence reducing turnaround time and production costs.

Business Process Management . We offer business process management services and analysis through Progeon.

Progeon enables clients to outsource several process-intensive functions related to customer relationship management, finance and accounting, and administration and sales order processing. Industry specific service offerings include the following:

  for the banking industry - payment services, transaction management services, check processing, mortgage and loan account servicing, collections, customer account management and treasury operations management;
  for the insurance and health care industries - policy owner services, claims processing, transaction and reinsurance accounting, statutory and regulatory reporting, annuities processing and benefits administration;
  for the securities and brokerage industry - client account and data management services, reconciliation services, knowledge-based services such as fixed income research and analytics, corporate support and other back office services; and
  across all industries - customer relationship management, sales order processing, and finance and account services.

As an example, we deliver extensive sales order processing services for a client engaged in telecommunications equipment manufacturing. Under our current contract, our 750-person team manages 26 discrete processes across a wide spectrum of the client's business, including order capture and validation, performance of credit checks and monitoring credit utilization, determining discount levels, order finalization and entry as well as monitoring and updating orders for rejections, cancellations and amendments. Our operations are fully integrated with our clients' data and fax server networks on a real-time, 24-hour basis serving their customers globally.

Systems Integration . We develop and deliver solutions that enhance the compatibility between various components of our clients' IT infrastructure. Our services are designed to efficiently integrate technology solutions and software systems by leveraging products from multiple partners, operating platforms and vendors in order to efficiently meet our clients' business needs.

As an example, a client in the banking industry needed to upgrade its obsolete systems infrastructure at all its banking centers, as well as integrate the system with disparate legacy systems of its recently acquired subsidiary companies. Through process automation and our custom built tools, we developed a solution which is being implemented with an estimated effort of approximately 1350 person-months over a two to three year period that integrates IT systems at 4800 banking centers, workstations and computing infrastructure across the United States. Using our solution, the client is able to benefit from a unified automated banking system and has upgraded to the newer operating systems without any significant business disruption.

Infrastructure Management Services. Through this service offering, we manage the operations of our clients' IT infrastructure. Our service offerings include data center management, technical support services, application management services and process implementation/enhancement services. These services are delivered primarily through our global network and data operations centers in Bangalore and Pune, India, and several development centers in the United States.

We partnered with a large Europe-based telecommunication service provider, who had cost pressures despite increasing revenues. Our client was facing multiple challenges - lack of scalability, complexity of multiple support centers, coordination issues and consistency of service/SLA in managing the network infrastructure for their customers. We partnered with our client in investing in a large secure Network Operation Centre and implementing a service and process architecture that met the business needs of cost control and consistent service delivery. We maintained/improved service levels through services in network infrastructure management including 24X7 monitoring, helpdesk, and ongoing management of network devices. A unique transition framework and advance planning brought planned cost savings on time, and made this engagement a path breaker in this industry. We now maintain 10000+ routers and 4000+ switches across APAC, UK and US providing network services to more than 120 end enterprise cust omers of our client.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking products and solutions are the Finacle ® suite of universal banking solution products and professional services.

Finacle ® Suite of Products. Our suite of software products include Finacle ® Core Banking, Finacle ® eChannels, Finacle ® eCorporate, Finacle ® CRM and Finacle ® Treasury. The Finacle ® suite is a comprehensive, flexible, scalable and fully web-enabled solution that addresses banks' core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements.

Professional Services . Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

OUR CLIENTS

We market our services to large corporations in North America, Europe and the Asia-Pacific Region. We have a strong market presence in North America and a growing presence in Europe.

 Our revenues for the last three fiscal years by geographic area are as follows:
	Fiscal
	2004	2005	2006
North America	71.2%	65.2%	64.8%
Europe	19.2%	22.3%	24.5%
India	1.3%	1.9%	1.8%
Rest of the World	8.3%	10.6%	8.9%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2004	2005	2006
Financial Services	36.6%	34.5%	36.0%
Manufacturing	14.8%	14.5%	13.9%
Telecommunications	16.6%	18.5%	16.4%
Retail	11.7%	9.7%	10.2%
Others (primarily utilities, logistics and services)	20.3%	22.8%	23.5%
Total	100.0%	100.0%	100.0%

For fiscal 2004, 2005 and 2006 our largest client contributed 5.0%, 5.5% and 4.4 % of our total revenues.

The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

SALES AND MARKETING

Our sales and marketing strategy is formulated to increase awareness and gain new business from target clients and promote client loyalty and repeat business among existing clients. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients' senior management. We have also established a Strategic Global Sourcing Group consisting of senior professionals to focus on identifying and securing large, long-term engagements from both new and existing clients.

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

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2006 and 2005, 95.0% and 95.4% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 37 sales and marketing offices located in 17 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our efforts towards the world's largest corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2006, we had 362 sales and marketing employees outside of India and 82 in India.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:

  consulting firms such as Accenture, Atos Origin, BearingPoint, Cap Gemini and Deloitte Consulting;
  divisions of large multinational technology firms such as HP and IBM;
  IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems;
  offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro;
  software firms such as Oracle and SAP; and
  in-house IT departments of large corporations.

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
  increase scale and breadth of service offerings to provide one-stop solutions;
  provide industry expertise to clients' business solutions;
  attract and retain high quality technology professionals; and
  maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.
  We believe we compete favorably with respect to these factors.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers. In 2005, we were ranked as the best company to work for in India by the TNS-Mercer survey in Business Today.

As of March 31, 2006, we employed approximately 52,700 employees, of which approximately 49,500 are technology professionals. During fiscal 2006, we recorded approximately 15,970 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

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

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2006, we received approximately 1,423,600 applications, tested over 163,620 applicants, interviewed over 48,700 applicants approximately and extended job offers to approximately 21,650 applicants. In fiscal 2006, we added approximately 12,500 new employees, net of attrition. These statistics do not include Progeon, which recruited approximately 3,050 new hires, net of attrition, during fiscal 2006, or our wholly owned subsidiaries.

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

As of March 31, 2006, we employed 181 faculty members in our training division, including 109 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 240 different two-week continuing education courses in technology at different levels and management skills for all employees per annum. Some of the very highly specialized programs are outsourced to institutions of high repute on a selective basis.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 334 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also completed an employee training facility in Mysore, India which is able to house 4,500 trainees at any one time and is able to provide training facilities for approximately 12,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

In 2004, The Financial Accounting Standards Board of the United States issued an exposure draft proposing to require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Due to the uncertainty in the future of the rules governing stock options, we decided to suspend grants of stock options until such uncertainties are clarified. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. The unamortized stock compensation expense as of March 31, 2006, as determined under the fair value method was approximately $5 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. Eleven of our patent applications are pending in the U.S. Patent and Trademark Office and twenty four are pending in the Indian Patent Office. We have five registered trademarks and several unregistered trademarks in India. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be un able to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all.

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them, and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have obtained registration of our key brand 'INFOSYS' as a trademark in both India and in the United States. We also aggressively protect these names and marks from infringement by others.

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

Our research and development expenses for fiscal 2006 and 2005 were $23 and $17 million.

EFFECT OF GOVERNMENT REGULATION OF OUR BUSINESS

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outsid e India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

LEGAL PROCEEDINGS

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report, we are not a party to any pending material legal proceedings.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

  Progeon. Infosys established Progeon in April 2002, under the laws of India. Infosys holds 71.7% of the equity share capital and voting power of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, CIFC and Progeon. Pursuant to the agreement, 12,250,000 equity shares were issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million and CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.

  The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between Infosys and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon's initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event. The term "Liquidity Event" includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

  The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of March 31, 2006, CIFC holds 8,750,000 equity shares of Progeon. Infosys' percentage ownership in Progeon immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation.

  On April 20, 2006 we entered into an agreement with CIFC to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006. The share purchase agreement and the escrow agreement in connection with the share purchase agreement are filed as Exhibits 10.7 and 10.8 to this Annual Report, respectively.

Infosys is the sole shareholder of the following companies:

  Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The purchase consideration includes $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters.
  Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. Our board of directors has approved the investment of up to $5 million in the share capital of Infosys China. We have invested $5 million in Infosys China as of March 31, 2006. During fiscal 2006 we made an unsecured loan of $3 million to Infosys China.
  Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. Our board of directors has approved the investment of up to $20 million in the share capital of Infosys Consulting. We have invested $17 million in Infosys Consulting as of March 31, 2006. There is a further consideration payable to the Managing Directors subject to continued employment as an earn-out on meeting of defined financial and non-financial performance parameters.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, "Infosys City" is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.5 million square feet of land and 2.9 million square feet of operational facilities. The campus features:

  11,80,000 square feet of landscaped area;
  389 conference rooms;
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
  Redundant power supply through captive generators;
  Leisure facilities, including tennis courts, a miniature golf course, a basketball court, a swimming pool, health club and a bookstore;
  A multi-level parking lot with a capacity to park 1,300 vehicles;
  A multi-cuisine restaurant, five food courts and accomodation facilities; and
  A store selling Infosys branded merchandise.

Our capital expenditure on property, plant and equipment for fiscal years 2006, 2005 and 2004 were $246 million, $186 million and $93 million respectively.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have fourteen sales and marketing offices in the United States, five in India, three in Germany, two in Australia and Switzerland, and one each in Belgium, Canada, China, Czech Republic, France, Hong Kong, Italy, Japan, Netherlands, Sweden and the UAE. We believe our facilities are optimally utilized. Appropriate expansion plans are being planned and undertaken to meet our future growth.

Our most significant leased and owned properties are listed in the table below:

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore ( Infosys City), Karnataka	2,894,725	2,358,033	Leased
Bangalore ( Infosys City), Karnataka	-	1,147,285	Owned
Bangalore (B.T.M. Layout), Karnataka	11,300	-	Leased
Bangalore (Koramangala), Karnataka	22,000	-	Leased
Bangalore ( Dickenson Road), Karnataka	7,000	-	Owned
Bangalore (J.P. Nagar), Karnataka	59,500	-	Leased
Bangalore (J.P. Nagar), Karnataka	56,395	-	Leased
Bangalore (J.P. Nagar), Karnataka	4,800	2,750	Leased
Bhubaneswar ( Chandaka Industrial Park), Orissa	384,000	1,999,455	Leased
Chennai (Sholinganallur), Tamil Nadu	496,317	577,608	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	320,889	3,269,626	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	930,000	2,178,009	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	-	442,831	Leased
Mohali (S.A.S. Nagar Industrial Area)	21,000	-	Leased
Mysore (Hebbal Electronic City), Karnataka	2,523,550	9,925,620	Owned
Mysore (Hebbal Electronic City), Karnataka	-	4,613,235	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	519,000	4,883,200	Leased
Thiruvananthapuram, Kerala	88,000	-	Leased
TOTAL	9,126,123	32,606,446
Proposed Software Development Facilities
Bangalore ( Infosys City), Karnataka	385,300	-	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	141,200	-	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	729,000	-	Owned
Bhubaneshwar (Chandaka Industrial Area), Orissa	332,000	-	Leased
Mysore (Hebbal Electronic City), Karnataka	1,867,870	-	Leased
Pune (Hinjewadi Phase II), Maharashtra	1,146,679	-	Leased
Mohali	741,554	871,723	Leased
TOTAL	5,343,603	871,723
Proximity and Global Development Facilities
Bridgewater , New Jersey	17,200	-	Leased
Boston , Massachusetts	33,252	-	Leased
Chicago , Illinois	13,965	-	Leased
Milton Keynes, United Kingdom	1,200	-	Leased
Fremont , California	32,000	-	Leased
Phoenix , Arizona	17,086	-	Leased
Plano , Texas	31,055	-	Leased
Toronto , Canada	20,515	-	Leased
Sydney , Australia	3,074	-	Leased
Melbourne , Australia	59,260	-	Leased
Tokyo , Japan	6,894	-	Leased
Charlotte , North Carolina	11,057	-	Leased
London , United Kingdom	1,200	-	Leased
London (Canary Wharf, Level 14), United Kingdom	25,607	-	Leased
London (Canary Wharf, Level 15), United Kingdom	27,043	-	Leased
Masarykova, Brno, Czech Republic	13,132	-	Leased
Shanghai , China	63,789	-	Leased
TOTAL	377,329	-
Disaster Recovery Facility
Mauritius	29,100	-	Leased
Others
Bangalore (J.P. Nagar, Sarakki), Karnataka	-	16,553	Owned
Bangalore ( Adarsh Gardens), Karnataka	78,700	-	Owned
Mumbai ( Vallabhai Patel Road), Maharashtra	13,620	-	Owned
TOTAL	121,420	16,553

Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

This information is set forth under the caption 'Management's discussion and analysis of financial condition and results of operations' below and such information is incorporated herein by reference

LIQUIDITY AND CAPITAL RESOURCES

This information is set forth under the caption 'Management's discussion and analysis of financial condition and results of operations' below and such information is incorporated herein by reference.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have committed and expect to continue to commit in the future, a material portion of our resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

Our research and development expenses for the fiscal years ended March 31, 2006, 2005, and 2004 were $23 million, $17 million and $9 million.

TREND INFORMATION

This information is set forth under the caption 'Management's discussion and analysis of financial condition and results of operations' below and such information is incorporated herein by reference.

Management's discussion and analysis of financial condition and results of operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading 'Risk Factors' in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Annual Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking stateme nts, whether as a result of new information, future events or otherwise.

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

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders. In June 2005, we completed a second sponsored secondary offering of ADSs in the United States on behalf of our shareholders, the largest international equity offering out of India at the time. This offering included a public offering without listing in Japan. We did not receive any of the proceeds from our sponsored secondary offerings.

The following table sets forth our growth in revenue, net income and number of employees from fiscal 2002 to fiscal 2006:

(Dollars in millions)

	Fiscal 2002	Fiscal 2006	Compound Annual Growth Rate %
Revenues	$545	$2,152	41.0%
Net income	$164	$555	35.6%
Approximate number of employees at the end of the fiscal year	10,700	52,700	49.0%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2005 and fiscal 2006, 95.4% and 95.0% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

The following table sets forth our revenue and net income for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	2005	2006	Percentage Change
Revenues	$1,592	$2,152	35.2%
Net income	$419	$555	32.5%

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

The following table sets forth our revenues by geographic segments for fiscal 2006:

Geographic Segments	Fiscal 2006 (Percentage of Revenues)
North America	64.8%
Europe	24.5%
India	1.8%
Rest of the World	8.9%

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.8% of our total revenues for fiscal 2006 and 3.0% of our total revenues for fiscal 2005.

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

Cost of Revenues

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan, which has been accounted for under the intrinsic value method. The deferred stock compensation expenses were completely amortized as of March 31, 2004.

We typically assume full project management responsibility for each project that we undertake. Approximately 72.3% of the total billed person-months for our services during fiscal 2006 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of w ork performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2006, approximately 3.0% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

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

Selling and Marketing Expenses

Selling and marketing expenses represent 6.3% of total revenues for fiscal 2006. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We have decided to increase our selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

General and administrative expenses represent 8.0% of total revenues for fiscal 2006. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Amortization of Stock Compensation Expense

Amortization of stock compensation expense consists of costs relating to option grants under the 1994 stock option plan which have not been included in cost of revenues. These costs have been accounted under the intrinsic value method and the deferred stock compensation expenses have been completely amortized as of March 31, 2004.

In 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of March 31, 2006, as determined under the fair value method is approximately $5 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $223 million, $393 million and $545 million in fiscal 2004, fiscal 2005 and fiscal 2006.

Amortization of Intangible Assets

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Gain on Sale of Long Term Investment

In fiscal 2005, we sold our investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable in fiscal 2007. No gain has been recognized on the contingent portion.

Other Income, net

Other income/(expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Annual Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income/loss.

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

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $160 million for fiscal 2006 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2006 was 11.1% and our Indian statutory tax rate for the same period was 33.66%.

Minority interest

Minority interest represents the share of minority shareholders in the profits of Progeon Limited, our majority owned and consolidated subsidiary.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

		Fiscal
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues including amortization of stock compensation expenses	56.7%	56.8%	57.8%
Gross profit	43.3%	43.2%	42.2%
Operating Expenses:
Selling and marketing expenses	7.2%	6.5%	6.3%
General and administrative expenses	7.7%	8.0%	8.0%
Amortization of stock compensation expenses	0.1%	-	-
Amortization of intangible assets	0.7%	0.1%	-
Total operating expenses	15.7%	14.6%	14.3%
Operating income	27.6%	28.6%	27.9%
Gain on sale of long term investment	-	0.7%	-
Other income, net	2.6%	1.5%	1.4%
Income before income taxes	30.2%	30.8%	29.3%
Provision for income taxes	4.8%	4.5%	3.3%
Income before minority interest	25.4%	26.3%	26.0%
Minority interest	-	-	0.2%
Net income	25.4%	26.3%	25.8%

Results for Fiscal 2006 compared to Fiscal 2005

Revenues

The following table sets forth the growth in our revenues from fiscal 2005 to fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change

Revenues	$1,592	$2,152	$560	35.2%

Revenues increased in most segments of our services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as financial services, retail and energy and utilities services.

The following table sets forth our revenues by industry segments for fiscal 2005 and fiscal 2006:

	Percentage of Revenues
Industry Segments	Fiscal 2005	Fiscal 2006
Financial services	34.5%	36.0%
Manufacturing	14.5%	13.9%
Telecommunication	18.5%	16.4%
Retail	9.7%	10.2%
Others including utilities, logistics and services	22.8%	23.5%

Revenues from services represented 97.0% of total revenues for fiscal 2005 as compared to 96.2% for fiscal 2006. Sale of our software products represented 3.0% of our total revenues for fiscal 2005 as compared to 3.8% for fiscal 2006.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2005 and fiscal 2006:

	Percentage of total services revenues
	Fiscal 2005	Fiscal 2006
Fixed-price, fixed-timeframe contracts	30.0%	28.1%
Time-and-materials contracts	70.0%	71.9%

The following table sets forth our revenues by geographic segments for fiscal 2005 and fiscal 2006:

	Percentage of Revenues
Geographic Segments	Fiscal 2005	Fiscal 2006
North America	65.2%	64.8%
Europe	22.3%	24.5%
India	1.9%	1.8%
Rest of the World	10.6%	8.9%

During fiscal 2006 the total billed person-months for our services other than business process management grew by 31.3% compared to fiscal 2005.The onsite and offshore volume growth were 32.1% and 30.9% during fiscal 2006 compared to fiscal 2005. We have recently seen a slight increase in pricing on engagements with some of our customers. During fiscal 2006 there was 0.3% increase in onsite rates and a 0.8% increase in offshore rates compared to fiscal 2005.

Cost of revenues

The following table sets forth our cost of revenues for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Cost of revenues	$904	$1,244	$340	37.6%
As a percentage of revenues	56.8%	57.8%

The increase in our cost of revenues is mainly attributable to increases of approximately $262 million in personnel costs due to new hires and a compensation review effected in April 2005, $22 million in overseas travel expenses, $34 million in depreciation expenses, $6 million in amortization of software purchased for our own use and $12 million in cost of technical subcontractors, partially offset by a reduction of $10 million in accruals for post sales client support.

Gross profit

The following table sets forth our gross profit for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Gross profit	$688	$908	$220	32.0%
As a percentage of revenues	43.2%	42.2%

The decrease in gross profit as a percentage of revenues from fiscal 2005 to fiscal 2006 is attributable to a 35.2% increase in revenues for fiscal 2006 offset by a 37.6% increase in cost of revenues in the same period compared to fiscal 2005.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Selling and marketing expenses	$103	$136	$33	32.0%
As a percentage of revenues	6.5%	6.3%

The number of our sales and marketing personnel increased from 348 as of March 31, 2005 to 444 as of March 31, 2006. The increase in selling and marketing expenses is mainly attributable to increases of approximately $22 million in personnel costs of selling and marketing employees on account of new hires and the compensation review, $5 million in overseas travel expenses, $3 million in brand building expenses and $2 million in professional charges.

General and administrative expenses

The following table sets forth our general and administrative expenses for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
General and administrative expenses	$127	$173	$46	36.2%
As a percentage of revenues	8.0%	8.0%

The increase in general and administrative expenses was primarily attributable to increases of approximately $11 million for personnel costs on account of new hires and the compensation review, $8 million in professional charges, $7 million in telecommunication charges, $6 million each in office maintenance charges, travel expenses and power and fuel charges, and $1 million each in foreign travel expenses, printing and stationary, advertisements and taxes, other than income taxes, partially offset by a decrease of $3 million in the provision for bad and doubtful debts. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of intangible assets

There was no amortization of intangible assets for fiscal 2006. The amortization of intangible assets for fiscal 2005 represents $2 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price of Infosys Australia.

Operating income

The following table sets forth our operating income for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Operating income	$456	$599	$143	31.4%
As a percentage of revenues	28.6%	27.9%

Gain on sale of long term investment

We had no gains on sales of long term investments in fiscal 2006. In fiscal 2005, we sold our investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable in fiscal 2007. No gain has been recognized on the contingent portion.

Other income, net

The following table sets forth our other income, net for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change

Other income, net	$24	$31	$7	29.2%

Other income, net, consists mainly of interest and dividend income, foreign exchange losses and provision for investments. Interest income and income from mutual fund investments was approximately $26 million and $48 million during fiscal 2005 and 2006.

We recorded foreign exchange losses of $2 million in fiscal 2005 compared to $18 million in fiscal 2006. Foreign exchange gains and losses arise from the appreciation and depreciation of the Rupee against other currencies in which we transact.

The following table sets forth the currency in which our revenues for fiscal 2005 and 2006 are denominated:

	Percentage of Revenues
Currency wise revenues	Fiscal 2005	Fiscal 2006
U.S. dollar	79.4%	77.4%
United Kingdom Pound Sterling	6.5%	8.6%
Euro	4.9%	4.5%
Others	9.2%	9.5%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling and Euro for fiscal 2005 and fiscal 2006:

Exchange rate	Fiscal 2005 (Rs.)	Fiscal 2006 (Rs.)	Appreciation / (Depreciation) in percentage
Rate at the beginning of the fiscal year
U.S. dollar	43.40	43.62	(0.5)%
United Kingdom Pound Sterling	80.52	82.18	(2.1)%
Euro	53.77	56.52	(5.1)%

Rate at the end of the fiscal year
U.S. dollar	43.62	44.48	(2.0)%
United Kingdom Pound Sterling	82.18	77.36	5.9%
Euro	56.52	53.99	4.5%

Average rate during the fiscal year
U.S. dollar	44.87	44.21	1.5%
United Kingdom Pound Sterling	83.13	78.63	5.4%
Euro	56.76	53.72	5.4%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $353 million and $119 million as of March 31, 2005 and 2006, respectively. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, we held put options of $ 4 million, call options of $ 8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. We had recorded losses of $1 million on account of foreign exchange forward contracts for fiscal 2005 while we have recorded losses of $15 million for fiscal 2006, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change

Provision for income taxes	$72	$70	$(2)	(2.8)%
Effective tax rate	14.7%	11.1%

The decrease in the effective tax rate is mainly due to higher offshore profitability, increase in income from mutual fund investments and a credit of $5 million during fiscal 2006 being the effect of a change in the estimate of taxes payable in a foreign jurisdiction. The decrease in the estimate arose on completion of assessment proceedings by taxation authorities. Income from mutual fund investments increased from $9 million in fiscal 2005 to $17 million in fiscal 2006.

Minority Interest

Minority interest of $5 million for fiscal 2006 represents the share of minority shareholders in the profits of Progeon Limited, our majority owned and consolidated subsidiary.

Net income

The following table sets forth our net income for fiscal 2005 and fiscal 2006:

(Dollars in millions)

	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Net income	$419	$555	$136	32.5%
As a percentage of revenues	26.3%	25.8%

Results for Fiscal 2005 Compared to Fiscal 2004

Revenues

The following table sets forth our revenues from fiscal 2004 to fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change

Revenues	$1,063	$1,592	$529	49.8%

Revenues increased in most segments of our services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as manufacturing, telecommunications, utilities, logistics and services.

The following table sets forth our revenues by industry segments for fiscal 2004 and fiscal 2005:

	Percentage of Revenues
Industry Segments	Fiscal 2004	Fiscal 2005
Financial services	36.6%	34.5%
Manufacturing	14.8%	14.5%
Telecommunication	16.6%	18.5%
Retail	11.7%	9.7%
Others including utilities, logistics and services	20.3%	22.8%

Revenues from services represented 97.2% of total revenues for fiscal 2004 as compared to 97.0% for fiscal 2005. Sales of our software products represented 2.8% of our total revenues for fiscal 2004 as compared to 3.0% for fiscal 2005.

The following table sets forth our revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2004 and fiscal 2005:

	Percentage of total services revenues
	Fiscal 2004	Fiscal 2005
Fixed-price,fixed-timeframe contracts	33.7%	30.0%
Time-and-materials contracts	66.3%	70.0%

The following table sets forth our revenues by geographic segments for fiscal 2004 and fiscal 2005:

	Percentage of Revenues
Geographic Segments	Fiscal 2004	Fiscal 2005
North America	71.2%	65.2%
Europe	19.2%	22.3%
India	1.3%	1.9%
Rest of the World	8.3%	10.6%

During fiscal 2005 the total billed person-months for our services other than business process management grew by 49.4% compared to fiscal 2004. The onsite and offshore volume growth were 41.4% and 53.4% during fiscal 2005 compared to fiscal 2004. During fiscal 2005 there was 0.2% increase in onsite rates and a 1.3% increase in offshore rates compared to fiscal 2004.

Cost of revenues

The following table sets forth our cost of revenues for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Cost of revenues	$603	$904	$301	49.9%
As a percentage of revenues	56.7%	56.8%

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

Gross profit

The following table sets forth our gross profit for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Gross Profit	$460	$688	$228	49.6%
As a percentage of revenues	43.3%	43.2%

The decrease in gross profit as a percentage of revenues from fiscal 2004 to fiscal 2005 is attributable to a 49.8% increase in revenues for fiscal 2005 offset by a 49.9% increase in cost of revenues in the same period compared to fiscal 2004.

Selling and marketing expenses:

The following table sets forth our selling and marketing expenses for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Selling and marketing expenses	$77	$103	$26	33.8%
As a percentage of revenues	7.2%	6.5%

The number of our sales and marketing personnel increased from 308 as of March 31, 2004 to 348 as of March 31, 2005. The increase in selling and marketing expenses is mainly attributable to increases of approximately $14 million in personnel costs of selling and marketing employees on account of new hires and the compensation review, $5 million in sales commissions and $4 million in overseas travel expenses.

General and administrative expenses:

The following table sets forth our general and administrative expenses for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
General and administrative expenses	$82	$127	$45	54.9%
As a percentage of revenues	7.7%	8.0%

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

Amortization of stock compensation expenses

No amortization of stock compensation expenses was recognised in fiscal 2005. Amortization of stock compensation expenses was $1 million for fiscal 2004. The deferred stock compensation has been completely amortized as of March 31, 2004.

Amortization of intangible assets

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

Operating income

The following table sets forth our operating income for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Operating income	$293	$456	$163	55.6%
As a percentage of revenues	27.6%	28.6%

Gain on sale of long term investment

In fiscal 2005, we sold our investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable in fiscal 2007. No gain has been recognized on the contingent portion. We had no gains on sales of long term investments in fiscal 2004.

Other income, net

The following table sets forth our other income, net for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Other income, net	$28	$24	$(4)	(14.3%)

Other income, net, consisting mainly of interest and income from mutual fund investments, foreign exchange gains and provision for investments, was $24 million for fiscal 2005 compared to $28 million for fiscal 2004. Interest and income from mutual fund investments was approximately $22 million and $26 million during fiscal 2004 and 2005.

We had foreign currency exchange gains of $8 million in fiscal 2004 compared to $2 million loss in fiscal 2005. Foreign exchange gains and losses arise from the appreciation and depreciation of the Rupee against other currencies in which we transact.

The following table sets forth the currency in which our revenues for fiscal 2004 and 2005 are denominated:

	Percentage of revenues
Currency wise Revenue	Fiscal 2004	Fiscal 2005
U.S. dollar	84.9%	79.4%
United Kingdom Pound Sterling	4.2%	6.5%
Euro	5.1%	4.9%
Other	5.8%	9.2%

The following table sets forth Foreign exchange rate for U.S. dollar, U.K.Pound Sterling and Euro for fiscal 2004 and fiscal 2005:

Exchange rate	Fiscal 2004 (Rs.)	Fiscal 2005 (Rs.)	Appreciation / (Depreciation) in percentage
Rate at the beginning of the fiscal year
U.S. dollar	47.53	43.40	8.7%
United Kingdom Pound Sterling	74.84	80.52	(7.6)%
Euro	51.40	53.77	(4.6)%

Rate at the end of the fiscal year
U.S. dollar	43.40	43.62	(0.5%)
United Kingdom Pound Sterling	80.52	82.18	(2.1%)
Euro	53.77	56.52	(5.1%)

Average rate during the fiscal year
U.S. dollar	45.78	44.87	2.0%
United Kingdom Pound Sterling	78.02	83.13	(6.6%)
Euro	53.90	56.76	(5.3%)

The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of March 31, 2004 and 2005, we had $149 million and $353 million of forward cover. We have recorded gains of $18 million on account of foreign exchange forward contracts for fiscal 2004 while we had recorded losses of $1 million for fiscal 2005, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

The provision for investments during fiscal 2004 includes write-downs to investments in CiDRA Corporation $1.5 million and Stratify Inc $0.4 million. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities' business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Provision for income taxes	$51	$72	$21	41.2%
Effective tax rate	15.9%	14.7%

Net income

The following table sets forth our net income for fiscal 2004 and fiscal 2005:

(Dollars in millions)

	Fiscal 2004	Fiscal 2005	Change	Percentage Change
Net income	$270	$419	$149	55.2%
As a percentage of revenues	25.4%	26.3%

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

As of March 31, 2006, we had $1.3 billion in working capital, including $889 million in cash and cash equivalents and $170 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $344 million and $599 million for fiscal 2005 and 2006. Net cash provided by operations consisted primarily of net income adjusted for depreciation, minority interests and increases in unearned revenue, provision for income taxes and other accrued liabilities, offset in part by an increase in accounts receivable and unbilled revenue and a decrease in client deposits.

Trade accounts receivable increased by $150 million during fiscal 2005, compared to an increase of $65 million during fiscal 2006. Accounts receivable as of March 31, 2005 includes $54 million receivable from a large customer. The payment was received in the first week of April 2005. Accounts receivable as a percentage of last 12 months revenues represented 19.0% and 16.8% as of March 31, 2005 and 2006. Other accrued liabilities increased by $24 million during fiscal 2005, compared to an increase of $39 million during fiscal 2006. There has been an increase in unbilled revenues of $9 million during fiscal 2005, compared to an increase of $16 million during fiscal 2006. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $8 million during fiscal 2005, compared to decrease of $5 million during fiscal 2006. Unearned revenues increased by $6 million during fiscal 2005, compared to an increase of $24 million during fiscal 2006. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 30.0% and 70.0% of total services revenues for the fiscal 2005, as compared to 28.1% and 71.9% in fiscal 2006.

Net cash used in investing activities was $248 million and $148 million in fiscal 2005 and 2006. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2005 and 2006 was $186 million and $246 million. During fiscal 2005, we invested $100 million in liquid mutual fund units, $15 million in non-current deposits with corporations and redeemed mutual fund investments of $40 million. We also received $11 million on sale of our investment in Yantra Corporation in fiscal 2005. During fiscal 2006, we invested $419 million in liquid mutual funds, $11 million in non-current deposits with corporations, and redeemed mutual fund investments of $523 million.

Prior to the current fiscal year, we used to provide various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $25 million were outstanding as of March 31, 2006 and 2005.

Net cash used in financing activities was $123 million for fiscal 2005. This primarily comprised of $99 million of cash raised by issuance of equity shares on exercise of stock options by employees, offset by dividend payments of $222 million. Net cash provided by financing activities for fiscal 2006 was $37 million. This primarily comprised of $128 million of cash raised by issuance of equity shares on exercise of stock options by employees, partially offset by dividend payments of $91 million. As of March 31, 2005 we had contractual commitments for capital expenditure of $63 million, compared to $117 million as of March 31, 2006. These commitments include approximately $55 million in domestic purchases as of March 31, 2005, compared to $106 million as of March 31, 2006, and $8 million in imports and overseas commitments for hardware, supplies and services to support our operations generally as of March 31, 2005, compared to $11 million as of March 31, 2006, which we expect to be significantly completed by September 2006.

Our Board of Directors, in their meeting on April 14, 2006, have proposed a final dividend of approximately $0.19 per equity share and a Silver Jubilee special dividend of approximately $0.67 per equity share. The proposal is subject to the approval of members at the Annual General Meeting to be held on June 10, 2006 and, if approved, would result in a cash outflow of approximately $272 million (including corporate dividend tax of $33 million).

On April 20, 2006 we entered into an agreement with CIFC to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006. The share purchase agreement and the escrow agreement in connection with the share purchase agreement are filed as Exhibits 10.7 and 10.8 to this Annual Report, respectively.

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

  accounting for stock-based compensation;
  accounting for foreign exchange forward contracts;
  amortization of intangible assets; and
  deferred taxes arising due to GAAP differences.

Reconciliation of Net Income

(Dollars in million)

		Fiscal
	2004	2005	2006
Net profit as per Indian GAAP	$272	$423	$555
Amortization of stock compensation expense	(3)	-	-
Forward contracts - marked to market	4	(4)	-
Amortization of intangible assets	-	(2)	-
Others	(2)	-	-
Deferred taxes arising due to GAAP differences	(1)	2	-
Net income as per U.S. GAAP	$270	$419	$555

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

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2005 and 2006, U.S. dollar denominated revenues represented 79.4% and 77.4% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.5% and 8.6% of total revenues while revenues denominated in the Euro represented 4.9% and 4.5% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts and options contracts to cover a portion of outstanding accounts receivable. As of March 31, 2005 and 2006, we had outstanding forward contracts in the amount of $353 million and $119 million. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of US $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our abilit y to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of March 31, 2006, as determined under the fair value method is approximately $5 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $223 million, $393 million and $545 million in fiscal 2004, fiscal 2005 and fiscal 2006.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

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

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee's conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to 'contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts' and 'contracts for services performed by architects, engineers, or architectural or engineering design firms,' as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

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

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for imple mentation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2006. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2006. The ultimate amount of defer red tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2006 and March 31, 2005, we recorded valuation allowance of $1 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

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

OFF-BALANCE SHEET ARRANGEMENTS

None

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2006.

Contractual obligations ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$48	$7	$17	$10	$14
Purchase obligations	154	154	-	-	-
Other long term liabilities	5	-	-	-	5
Post employment benefits obligations	22	2	4	5	11
Total	$229	$163	$21	$15	$30

Purchase Obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Post employment benefits obligations are the benefit payments, which reflect and expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
N. R. Narayana Murthy	59	Chairman of the Board and Chief Mentor
Nandan M. Nilekani	50	Director, Chief Executive Officer, President, and Managing Director and Chairman, Management Council
S. Gopalakrishnan	51	Chief Operating Officer, Deputy Managing Director and Head - Customer Service and Technology
Deepak M. Satwalekar (1)(2)(3)(4)	57	Lead Independent Director
Marti G. Subrahmanyam (1)(2)(3)	59	Director
Omkar Goswami (1)(2)(4)(5)	49	Director
Larry Lee Pressler (1)(3)(4)(5)	64	Director
Rama Bijapurkar (1)(2)(5)	49	Director
Claude Smadja (1)(4)(5)	60	Director
Sridar A. Iyengar (1)(2)(3)	58	Director
David L. Boyles (1)(2)(4)	57	Director
Jeffrey Sean Lehman (1)	49	Director
K. Dinesh	51	Director and Head -Information Systems, Quality and Productivity and Communication Design Group
S. D. Shibulal	51	Director and Head - Worldwide Customer Delivery
T. V. Mohandas Pai (6)	47	Director, Chief Financial Officer and Head - Finance and Administration, Human Resources, Education and Research
Srinath Batni	51	Director and Head - Strategic Groups and Co-customer Delivery
V. Balakrishnan (7)	41	Company Secretary and Senior Vice President - Finance

(1) Independent Director

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominations Committee

(5) Member of the Investors Grievance Committee

(6) Mr. T.V. Mohandas Pai will be giving up his position as Chief Financial Officer on April 30, 2006 but will remain a member of our board and be responsible for Administration, Education & Research and Human Resources.

(7) Mr. V. Balakrishnan will be our Chief Financial Officer effective May 1, 2006.

N. R. Narayana Murthy is one of our co-founders and has served as one of our directors since July 1981. He is currently the Chairman of our board of directors and our Chief Mentor. Prior to April 2002, Mr. Murthy was our Chief Executive Officer. Mr. Murthy has served as a director on the Board of the Reserve Bank of India since 2000. Mr. Murthy also serves on the boards of various other organizations. He serves on the Indian Prime Minister's Council on Trade and Industry ( India), the Board of Overseers at the Wharton School of the University of Pennsylvania, the Cornell University Board of Trustees, the Singapore Management University Board of Trustees and the Board of Advisors for the William F. Achtmeyer Center for Global Leadership at the Tuck School of Business. Mr. Murthy received a Bachelor of Engineering, or B.E., in Electrical Engineering from the University of Mysore and a Master of Technology, or M.Tech., in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer, President and Managing Director and Chairman of our Management Council. Prior to this, Mr. Nilekani served in various capacities with us, including as our Chief Operating Officer and Head - Banking Business Unit. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of The Indus Entrepreneurs, Inc. (TiE). He also serves on the London Business School's Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India's Advisory Group on Corporate Governance. Mr. Nilekani received a Bachelor of Technology, or B. Tech., in Electrical Engineering from IIT Bombay.

S. Gopalakrishnan is a co-founder of Infosys and has served as one of our directors since 1981. He is currently Chief Operating Officer and Head - Customer Service and Technology. From 1996 to 1998 he was the head of Client Delivery and Technology, and from 1994 to present he has been the head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, he was Technical Director of Infosys. Mr. Gopalakrishnan received an M. Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

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

Marti G. Subrahmanyam has served as one of our directors since April 1998. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently the University of Melbourne in Australia Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University's Distinguished Teaching Medal. He serves as a consultant to several corporations, industrial groups, and financial institutions around the world, such as Merrill Lynch and the State Street Bank. He also sits on the boards of several other companies, including Animi Offshore Fund Ltd., ICICI Bank Ltd., the Murugappa Group and Nomura Asset Management (USA) Inc. He serves as an advisor to international and government organizations, including the Securities and Exchange Board of India. Professor Subrahmanyam holds degrees from the Indian Institute of Technology, or IIT, Madras, the Indian Institute of Management, or IIM, Ahmedabad and the Massachusetts Institute of Technology.

Omkar Goswami has served as one of our directors since November 2000. In April 2004, he set up CERG Advisory, a company specializing in corporate consulting and economic advisory services, of which he is currently the Founder-Chairman. Before that, he was the Chief Economist to the Confederation of Indian Industry from August 1998 to March 2004. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he taught at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University, and the Indian Statistical Institute, New Delhi. Dr. Goswami also serves on the board of Dr. Reddy's Laboratories, Infrastructure Development and Finance Company Limited, Crompton Greaves Limited, Sona Koyo Steerings Limited, SRF Limited and DSP Merrill Lynch. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. Dr. Goswami received his Masters of Economics from the Delhi School of Economics and his Ph.D.(D.Phil) in Economics from Oxford University.

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

Rama Bijapurkar has served as one of our directors since March 2001. She is an independent management consultant specializing in the area of market strategy. She has her own consulting practice and works across a wide range of sectors and organization types. In addition she is a visiting faculty member at the Indian Institute of Management, Ahmedabad. Prior to setting up her consulting practice in 1997, she worked for 20 years in market research and market strategy consulting with various organizations, the last two being McKinsey and Company, India and Marg Marketing and research Group. Ms. Rama Bijapurkar has a Post Graduate Diploma in Management (recognized in India as equivalent to a Masters in Business Administration) from IIM, Ahmedabad and holds a B.Sc (Honors) degree in Physics from the Delhi University.

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

Sridar A. Iyengar has served as one of our directors since April 2003. He is the President of TiE, Inc, and a board member of America India Foundation, ICICI Bank Limited and Rediff.com. Previously he was the Partner-in-Charge of KPMG's Emerging Business Practice. Mr. Iyengar has held a number of leadership roles within KPMG's global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific - as well as in all four of KPMG's functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that he headed the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on de livering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Kolkata and has attended the Executive Education course at Stanford.

David Boyles has held senior leadership positions at large multinational corporations. In December 2003, Mr. Boyles retired from the position of Chief Operations Officer at ANZ Banking Group ("ANZ"). Mr. Boyles joined ANZ as Chief Information Officer in 1998. Prior to ANZ, Mr. Boyles was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies, including smart cards. Mr. Boyles has also held executive leadership positions at Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). Mr. Boyles holds an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from the University of Northern Colorado.

Jeffrey Sean Lehman is Professor of Law and Former President at Cornell University and is a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. and the President of the Joint Center for China-U.S. Law and Policy Studies at Peking University and Beijing Foreign Studies University. Prior to entering academia, Mr.Lehman practiced tax law in Washington, D.C., with the firm of Caplin and Drysdale. Mr. Lehman taught law and public policy at the University of Michigan, specializing in the law and policy of the American welfare state, before becoming dean of the law school. During the last two years of his tenure as dean, Mr. Lehman also served as President of the American Law Deans Association. In 2004, Mr. Lehman was named an honorary professor at China Agricultural University. In 2005, Peking University awarded Mr. Lehman an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China. In 2006, Mr. Lehman was named an honorary professor at Xiamen University. Mr. Lehman is a member of the governing boards of Internet2 and Leadership Enterprise for a Diverse America. Mr. Lehman earned an A.B. in mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan.

K. Dinesh is a co-founder of Infosys and has served as Director since 1985. He is currently Head - Information Systems, Quality and Productivity, and Communication Design Group. He has served as Head-Quality and Productivity and Information Systems (IS) since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. He received a Masters degree in Mathematics from the Bangalore University. Mr.Dinesh also serves as the Chairperson of Infosys Australia.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Progeon Limited (our majority-owned subsidiary), Infosys Consulting and Chairperson of Infosys Technologies (Shanghai) Co Limited. He is currently our Head - Worldwide Customer Delivery. From 1998 to 1999, he was our Head - Manufacturing, Distribution and Year 2000 Business Unit, as well as Head - Internet and Intranet Business Unit. He received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai is Director, Chief Financial Officer and Head - Finance, Human Resources, Education & Research of Infosys. Mr. Pai joined Infosys in 1994 and has served as a director since May 2000. He is the Chairman of Progeon and is a member of the board of Infosys China. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He is a member of the Accounting Standard Committee set up by SEBI and was also a member of the Kelkar Committee on Direct Taxes. He has a Bachelor's degree in Commerce from St. Joseph's College of Commerce, Bangalore, LL.B. degree from Bangalore University and is a Fellow Chartered Accountant. Mr. Pai will be giving up his position as Chief Financial Officer on April 30, 2006 but will remain a member of our board and be responsible for Administration, Education & Research and Human Resources.

Srinath Batni has served as one of our directors since May 2000. He is currently our Head - Strategic Groups and Co-Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head - Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore. Mr. Srinath Batni serves on the board of Infosys China and Infosys Australia.

V. Balakrishnan is Company Secretary and Senior Vice President - Finance. Since he joined us in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Balakrishnan also serves on the boards of Infosys Australia and Infosys Consulting, both wholly owned subsidiaries. Mr. Balakrishnan will be our Chief Financial Officer effective May 1, 2006.

COMPENSATION

Our compensation committee determines and recommends to the board of directors the compensation payable to the directors. All board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component, performance bonus and a variable performance linked incentive. The compensation committee makes a quarterly appraisal of the performance of the employee directors based on a detailed performance-related matrix.

We have a variable compensation structure for all of our employees. Each employees' compensation consists of performance incentives payable upon the achievement by the company of certain financial performance targets and is also based on individual performance. In fiscal 2005, our board of directors aligned the compensation structure of our employee directors in line with that applicable to all of our other employees. The new variable compensation structure was approved by our shareholders at their meeting in June 2004. All of our executive directors are entitled to bonus up to 20% of their fixed salary. All of our executive directors are entitled to receive company-linked performance incentives payable on our achievement of certain financial performance targets. All our executive directors are entitled to receive individual performance-linked incentives. The bonus and various incentives are payable quarterly or at other intervals as may be decided by our board of directors.

In fiscal 2006, our non-executive directors were paid an aggregate of $313,682. Directors are also reimbursed for certain expenses in connection with their attendance at board and committee meetings. Executive Directors do not receive any additional compensation for their service on the board of directors.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2006

Name	Salary	Bonus / Incentives	Other Annual Compensation	No. of Options granted during the year(1999 ESOP)	Grant Price	No. of Options granted during the year(1998 ESOP)	Grant Price	Expiration date	Amount accrued for long term benefits
N. R. Narayana Murthy	$29,355	$45,925	$11,742	-	-	-	-	-	$6,493
Nandan M. Nilekani	29,355	45,925	10,874	-	-	-	-	-	6,406
S. Gopalakrishnan	29,355	45,925	12,943	-	-	-	-	-	6,613
K. Dinesh	29,355	45,925	10,274	-	-	-	-	-	6,346
S. D. Shibulal	1,58,172	66,394	2,568	-	-	-	-	-	1,587
Deepak M Satwalekar	-		45,000	-	-	-	-	-	-
Marti G Subrahmanyam	-		40,000	-	-	-	-	-	-
Omkar Goswami	-		40,000	-	-	-	-	-	-
Larry Pressler	-		36,250	-	-	-	-	-	-
Rama Bijapurkar	-		40,000	-	-	-	-	-	-
Claude Smadja	-		37,500	-	-	-	-	-	-
Philip Yeo(1)	-		7,432	-	-	-	-	-	-
Sridar Iyengar	-		40,000	-	-	-	-	-	-
David Boyles	-		27,500	-	-	-	-	-	-
T. V. Mohandas Pai	41,815	101,423	17,866	-	-	-	-	-	9,363
Srinath Batni	38,330	92,855	13,519	-	-	-	-	-	8,287
V. Balakrishnan	29,946	64,762	21,320	-	-	-	-	-	6,536

(1) Ceased to be a member of the Board with effect from June 11, 2005.

Option grants

There were no option grants to our Chairman, CEO, CFO or COO in the fiscal years ended March 31, 2006, 2005 and 2004. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation."

Option exercises and holdings

Our Chairman, CEO and COO did not hold or exercise any options during the fiscal year ended March 31, 2006. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership."

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below:

Name	Date Current Term of Office Began (7)	Expiration/Renewal Date of Current Term of Office (8)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy (1)	May 1, 2002	April 30, 2007	Yes
Nandan M. Nilekani (1)	May 1, 2002	April 30, 2007	Yes
S. Gopalakrishnan (1)	October 18, 2004	October 17, 2009	Yes
K. Dinesh (1)	May 1, 2002	April 30, 2007	Yes
S. D. Shibulal (1)	January 10, 2002	January 09, 2007	Yes
T. V. Mohandas Pai (1)	May 27, 2005	May 26, 2010	Yes
Srinath Batni (1) (2)	May 27, 2005	May 26, 2010	Yes
Deepak M. Satwalekar (3)	June 12, 2004	-	Yes
Marti G. Subrahmanyam (3)	June 12, 2004	-	Yes
Omkar Goswami (2) (3)	June 14, 2003	-	Yes
Larry Pressler (3) (4)	June 14, 2003	-	Yes
Rama Bijapurkar(2) (3)	June 14, 2003	-	Yes
Claude Smadja (3)	June 11, 2005	-	Yes
Sridar A. Iyengar (2) (3)	June 14, 2003	-	Yes
David L Boyles (5)	July 12, 2005	-	Yes
Jeffrey Sean Lehman(6)	April 14, 2006	-	Yes

(1) Our Articles of Association (Article 108) provides that directors who are appointed by our shareholders as whole-time directors, i.e. executive directors, shall not be subject to retirement by rotation during the term they hold office as an executive director. Messrs, N. R. Narayana Murthy, Nandan M. Nilekani, S. Gopalakrishnan, K. Dinesh, S. D. Shibulal, T. V. Mohandas Pai and Srinath Batni have been appointed by our shareholders as executive directors and hold office for a period of five years. Although they are not subject to retire by rotation, our executive directors have been retiring by rotation and seek re-election when they retire by rotation, as a measure of good corporate governance practices.

(2) Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 10, 2006 and is seeking re-election.

(3) Is a director who is subject to retirement by rotation. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.

(4) Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 10, 2006 but is not seeking re-election.

(5) On July 12, 2005, our board elected David Boyles as an additional director of the company. Mr. Boyles will hold office up to the date of our ensuing Annual General Meeting on June 10, 2006, when his appointment as a director subject to retirement by rotation, will be placed for the approval of the shareholders.

(6) On April 14, 2006, our board elected Jeffrey Sean Lehman as an additional director of the company. Mr. Lehman will hold office up to the date of our ensuing Annual General Meeting on June 10, 2006, when his appointment as a director subject to retirement by rotation will be placed for the approval of the shareholders.

(7) For executive directors, this date is the date they were appointed by our shareholders as executive directors.

(8) For executive directors, this date is the date when their current term of appointment as an executive director expires.

Employment and indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months notice to the other party. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report. Other than the indemnification agreements referred to in this paragraph, we have not entered in to any agreements with our non-executive directors.

Board composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 16 directors, 9 of whom are independent as defined by NASDAQ Rule 4200(a)(15). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

Board committee information

Details relating to the Audit, Compensation and Nomination committees of our board are provided below.

Audit committee

Our audit committee is comprised of six independent directors, as determined under applicable NASDAQ rules. They are:

Mr. Deepak M. Satwalekar, Chairman;

Prof. Marti G. Subrahmanyam;

Dr. Omkar Goswami;

Mr. David L Boyles

Ms. Rama Bijapurkar; and

Mr. Sridar A. Iyengar (Audit Committee Financial Expert)

The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process - by our management, including the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The audit committee held four meetings in person and four meetings via conference calls during fiscal 2006. The audit committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

See Item 18 for the report of the audit committee.

Compensation committee

Our compensation committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Prof. Marti G. Subrahmanyam, Chairman;

Mr. Deepak M. Satwalekar;

Sen. Larry Pressler; and

Mr. Sridar A. Iyengar

The purpose of our compensation committee is to discharge the board of directors' responsibilities relating to compensation of our executive directors and senior management. The compensation committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The compensation committee held four meetings in person and four meetings via conference calls during fiscal 2006.

The compensation committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Mr. Claude Smadja, Chairman;

Sen. Larry Pressler;

Mr. David Boyles;

Dr. Omkar Goswami; and

Mr. Deepak M Satwalekar

The purpose of our nominations committee is to ensure that our board is properly constituted to meet its fiduciary obligations to Infosys and our shareholders. To carry out this purpose, the nominations committee assists the board by identifying prospective director nominees and selecting and recommending to our board the director nominees for the next annual meeting of our shareholders, overseeing the evaluation of the board and management, and recommending to the board director nominees for each committee. The nominations committee held four meetings in fiscal 2006.

The nominations committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

EMPLOYEES

As of March 31, 2006 we employed approximately 52,700 employees including 49,500 IT professionals. We employed approximately 36,800 employees as of March 31, 2005 including 34,400 IT professionals. We had approximately 25,700 employees as of March 31, 2004 including 22,100 IT professionals. We seek to attract and motivate IT professionals by offering:

  an entrepreneurial environment that empowers IT professionals;
  programs that recognize and reward performance;
  challenging assignments;
  constant exposure to new skills and technologies; and
  a culture that emphasizes openness, integrity and respect for the employee.

We do not have a collective bargaining agreement with any of our employees.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2006, we received approximately 1,423,600 applications, interviewed approximately 48,700 applicants and extended job offers to approximately 21,650 applicants. In fiscal 2006, we hired approximately 12,500 employees, net of attrition. These statistics do not include Progeon which recorded approximately 3,050 net hires.

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

As of March 31, 2006, we employed 181 faculty members in our training division, including 109 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 240 different two-week continuing education courses in technology at different levels and management skills for all employees per annum. Some of the very highly specialized programs are outsourced to institutions of high repute on a selective basis.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 334 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also completed an employee training facility in Mysore, India which is able to house 4,500 trainees at any one time and is able to provide training facilities for approximately 12,000 employees annually.

Compensation

Our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2006, the majority of our IT professionals in the United States held H-1B visas (approximately 6,130 persons), allowing the employee to remain in the United States during the term of the work permit, and as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 790 persons).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2006, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2006. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 44.48 per $1.00. The share numbers and percentages listed below are based on 275,554,980 equity shares outstanding as of March 31, 2006. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy (1)	16,275,263	5.91	-	-	-
Nandan M. Nilekani (2)	11,281,321	4.09	-	-	-
S. Gopalakrishnan (3)	10,932,330	3.97	-	-	-
K. Dinesh (4)	8,021,834	2.91	-	-	-
S. D. Shibulal (5)	7,219,969	2.62	-	-	-
T. V. Mohandas Pai	453,390	*	-	-	-
Srinath Batni (6)	370,120	*	-	-	-
Deepak Satwalekar	28,000	*	-	-	-
Marti G. Subrahmanyam	31,000	*	-	-	-
Sridar A. Iyengar	4,800	*	-	-	-
Omkar Goswami	6,150	*	-	-	-
Larry Pressler	7,347	*	-	-	-
Rama Bijapurkar	11,200	*	-	-	-
Claude Smadja	4,800	*	-	-	-
David Boyles	-	-	-	-	-
V. Balakrishnan	255,407	*	-	-	-
Total (all directors and executive officers)	54,902,931	19.92	-	-	-

(1) Shares beneficially owned by Mr. Murthy include 14,460,427 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
(2) Shares beneficially owned by Mr. Nilekani include 6,517,886 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
(3) Shares beneficially owned by Mr. Gopalakrishnan include 7,360,967 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
(4) Shares beneficially owned by Mr. Dinesh include 5,398,089 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
(5) Shares beneficially owned by Mr. Shibulal include 5,810,737 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(6) Shares beneficially owned by Mr. Batni include 36,200 equity shares owned by members of Mr. Batni's immediate family. Mr. Batni disclaims beneficial ownership of such shares.

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2006:

Class of securities	Total securities	Weighted average Exercise price	Expiration dates
Equity shares	263,800	$24.79	Nov. 2006 - Apr. 2013
American Depositary Shares	15,600	$18.92	Mar. 2007 - Feb. 2011

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2006, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2006. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 275,554,980 equity shares outstanding, as of March 31, 2006.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of Class	No. of shares beneficially held (8)	% of Class	No. of shares beneficially held (9)	% of Class
		March 31, 2006		March 31, 2005		March 31, 2004
N. R. Narayana Murthy (1)	Equity shares	16,275,263	5.91	17,826,740(2)	6.59	4,456,685	6.69
Emerging Markets Growth Fund Inc. (3), (4)	Equity shares	-	-	-	-	4,599,546	6.90
FMR Corp.	Equity shares	13,903,100(5)	5.07	15,138,293(6)	5.65	-	-
Shareholding of all directors and officers as a group (16 persons)(7)	-	54,902,931	19.18	60,106,922	21.25	15,015,068	22.53

(1) Shares beneficially owned by Mr. Murthy include 14,460,427 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
(2) In July 2004, we effected a 4-for-1 stock split effected in the form of a stock dividend.
(3) Emerging Markets Growth Fund Inc. is a US registered mutual fund.
(4) No. of shares beneficially owned by Emerging Markets Growth Fund Inc. and its Affiliates as on March 31, 2006 was less than 5%.
(5) This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2006, which reported ownership as of December 31, 2005. The number of our equity shares that were issued and outstanding as of December 31, 2005 was 274,525,163. Based upon the information that is available to us, the number of shares beneficially owned by FMR Corp. and its affiliates on March 31, 2004, respectively, was less than 5% of our total equity shares that were issued and outstanding at that time.
(6) This information is solely based on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson and Abigail P. Johnson and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2005, which reported ownership as of December 31, 2004. The number of our equity shares that were issued and outstanding as of December 31, 2004 was 269,456,304. Based upon the information that is available to us, the number of shares beneficially owned by FMR Corp. and its affiliates on March 31, 2004 and March 31, 2003, respectively, was less than 5% of our total equity shares that were issued and outstanding at that time.
(7) Comprised of 899,214 shares owned by non-founder directors and officers and 273,000 options that are currently exercisable or exercisable within 60 days of March 31, 2006 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 286,125,918 equity shares which includes 10,570,938 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2006.
(8) Share numbers and percentages based on equity shares outstanding as of March 31, 2005.
(9) Share numbers and percentages based on equity shares outstanding as of March 31, 2004.

Our American Depository Shares are listed on the NASDAQ National Market. Each ADS currently represents one equity share of par value Rs. 5 (or $0.11) per share. Our ADSs are registered pursuant to section 12(g) of the Securities Exchange Act of 1934 and as of March 31, 2006 are held by 44,757 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently around 42.40% of our equity shares are held by these FIIs and NRIs of which some of them may be residents or bodies corporates registered in the United States and else where. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Progeon. Infosys established Progeon in April 2002, under the laws of India. Infosys holds 71.7% of the equity share capital and voting power of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, CIFC and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the stock subscription agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.

The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon's initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event. The term "Liquidity Event" includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of March 31, 2006, CIFC holds 8,750,000 equity shares of Progeon. Infosys' percentage ownership in Progeon immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation. During fiscal 2006 and 2005, we engaged Progeon for software development services for which we have been billed approximately $1 million and nil.

On April 20, 2006 we entered into an agreement with CIFC to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006. The share purchase agreement and the escrow agreement in connection with the share purchase agreement are filed as Exhibits 10.7 and 10.8 to this Annual Report, respectively.

Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The purchase consideration includes $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. During fiscal 2006 and 2005, we engaged Infosys Australia for software development services for which we have been billed approximately $55 million and $52 million.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. Our board of directors has approved the investment of up to $5 million in the share capital of Infosys China. We have invested $5 million in Infosys China as of March 31, 2006. During fiscal 2006 we made an unsecured loan of $3 million to Infosys China. During fiscal 2006 and 2005, we engaged Infosys China for software development services for which we have been billed approximately $2 million and $1 million.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. Our board of directors has approved the investment of up to $20 million in the share capital of Infosys Consulting. We have invested $17 million in Infosys Consulting as of March 31, 2006 including an additional investment of $7 million during fiscal 2006. During fiscal 2006 and 2005, we engaged Infosys Consulting for consulting services for which we have been billed approximately $27 million and $3 million.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, performance bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

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

Loans to employees

Prior to the current fiscal year, we used to provide various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $ 28 million and $25 million were outstanding as of March 31, 2006 and 2005.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report and are incorporated herein by reference:

  Report of Independent Registered Public Accounting Firm
  Balance sheets as of March 31, 2005 and 2006
  Statements of Income for the years ended March 31, 2004, 2005 and 2006
  Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006
  Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006
  Notes to the financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For the fiscal year ended March 31, 2006, we generated $2,114 million, or 98.2% of our total revenues of $2,152 million, from the export of our products and rendering of services out of India.

Legal proceedings

This information is set forth under Item 4 under the heading 'Legal proceedings' and such information is incorporated herein by reference.

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

In fiscal 2006, fiscal 2005 and fiscal 2004, we paid cash dividends of approximately $0.29, $0.75 and $0.16 per equity share, respectively. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to U.S. dollars are based on the average of the monthly average of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal	Dividend per Equity Share	Dividend per Equity Share	Dividend per ADS
2006	Rs.13.00	$0.29	$0.29
2005*	33.75	0.75	0.75
2004	7.25	0.16	0.16
* Includes a special one-time dividend of Rs. 25 ($0.56) per share.

The information presented above has been adjusted for the 4-for-1 stock split effected in the form of a stock dividend in July 2004.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock   exchanges. Our ADSs are traded on Nasdaq under the ticker symbol 'INFY'. Each ADS represents one equity share. Our ADSs began trading on the Nasdaq on March 11, 1999. The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated. Our equity shares were previously traded on the Bangalore Stock Exchange, or BgSE. There have been no trades of our shares on the BgSE since August 2002, and we delisted from the BgSE on June 22, 2004.

As of March 31, 2006, we had 275,554,980 equity shares issued and outstanding. There were 44,757 record holders of ADRs, evidencing 38,432,722 ADSs (equivalent to 38,432,722 equity shares). As of March 31, 2006, there were 195,956 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Each ADS currently represents one equity share. Prior to our July 2004 4-for-1 stock split for our equity shares and 2-for-1 stock split for our ADSs, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs.44.48 per $1.00.

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low
2006	$68.68	$42.43	$68.69	$42.42	$82.53	$56.6
2005	50.91	25.45	50.90	25.40	77.22	36.23
2004	33.12	14.64	33.09	14.68	50.65	20.12
2003	26.99	16.90	27.14	16.89	42.96	23.73
2002	27.12	12.36	27.08	12.30	39.80	16.51
Fiscal	High	Low	High	Low	High	Low
2006
First Quarter	$53.77	$42.43	$53.81	$42.42	$77.6	$56.60
Second Quarter	56.82	47.97	56.79	48.02	77.91	67.70
Third Quarter	67.84	54.33	67.98	54.30	82.53	65.59
Fourth Quarter	68.68	61.54	68.69	61.60	81.96	68.36
2005
First Quarter	31.47	25.45	31.46	25.40	47.23	36.23
Second Quarter	38.27	30.38	38.25	30.40	58.31	43.50
Third Quarter	48.30	37.88	48.32	37.90	72.00	55.79
Fourth Quarter	50.91	42.79	50.90	42.84	77.22	60.51
2004
First Quarter	24.62	14.64	24.63	14.68	31.55	20.12
Second Quarter	25.55	17.38	25.59	17.40	34.61	25.22
Third Quarter	30.49	24.69	31.27	24.67	47.70	34.45
Fourth Quarter	33.12	27.28	33.09	27.29	50.65	37.55
Month	High	Low	High	Low	High	Low
March 2006	$68.30	$62.89	$68.41	$62.97	$77.86	$68.36
February 2006	65.27	61.97	65.26	61.99	76.50	70.00
January 2006	68.68	61.54	68.69	61.60	81.96	72.30
December 2005	67.84	62.20	67.98	62.23	82.53	73.47
November 2005	61.94	57.00	62.01	57.07	75.00	69.00
October 2005	$60.34	$54.33	$60.32	$54.30	$74.79	$ 65.59

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for Nasdaq quotes and www.nse-india.com for NSE quotes.

On April 27, 2006, the closing price of equity shares on the BSE was Rs. 3134.20 equivalent to $69.90 per equity share based on the exchange rate on that date.

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

Indian Stock Exchanges

The major stock exchanges in India, the BSE and the NSE, account for a majority of trading volumes of securities in India. The BSE and NSE together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

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

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day's closing price (there are no restrictions on price movements of index stocks):

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2006 was approximately Rs. 28.13 trillion or approximately $632 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2006 was approximately Rs. 30.22 trillion or approximately $679 billion. The BSE began allowing online trading in May 1995. As of March 31, 2006, the BSE had 874 members, comprised of 180 individual members, 675 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Depositories

The National Securities Depository Limited and Central Depositary Services ( India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders; The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October 2004 , a securities transaction tax was implemented in India. Under the law, a transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.20% of the value of the security. The transaction tax is required to be shared equally between the buyer and the seller. For non-delivery based transactions, a lower rate of 0.02% to be adjusted against business profits is applicable. For derivatives, the tax will be 0.0133%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.20%. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

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

General

Our authorized share capital is 300,000,000 equity shares, par value Rs. 5 per share. As of March 31, 2006, 275,554,980 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2006, we had outstanding options to purchase 9,589,537 equity shares and 2,273,240 ADSs. For the purposes of this Annual Report, "shareholder" means a shareholder who is registered as a member in our register of members when the shares are held in physical form or registered as an intermediate beneficial owner of the shares when the shares are held in dematerialized form.

Dividends

Under the Indian Companies Act, our board of directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company's equity shares. The dividend declared by the shareholders, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder ap proval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed by the Board which is intimated to the Stock Exchange.

The Indian Companies Act provides that any dividend that remains unpaid or unclaimed after the 30-day period is to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividend that remains unclaimed for seven years from the date of the transfer to an Investor Education and Protection fund established by the Government of India. After the transfer to this fund, such unclaimed dividends cannot be claimed from the Company.

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

The Indian Companies Act further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits that has been transferred to its reserves, subject to the following conditions:

  the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;
  the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and
  the balance of reserves after such withdrawals shall not fall below 15% of the company's paid up capital.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the reserve or surplus in the company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Preemptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General

Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Indian Companies Act to distribute any new shares not subscribed by the preemptive rights holders in the manner that it deems most beneficial to the company.

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

Under the Nasdaq Marketplace Rule 4350(f), companies that maintain a listing on Nasdaq are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33  1 / 3 % of the outstanding shares of a company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 4350(f), and instead we follow our home country practice.

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

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. Under our Articles, the Chairman has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the Articles otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions such as amendments of the Articles of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

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
  the election of a director by minority shareholders; and
  the buy back of shares.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depositary Services ( India) Limited. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company may be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company's shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. Under the Indian Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders with the Registrar of Companies within 30 days of the conclusion of the Annual General Meeting.

A company must also file an annual return containing a list of the company's shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval by way of a special resolution of a company's shareholders voting on the matter (votes cast in favor should be three times the votes cast against ) and approval of the High Court/ Tribunal of the state in which the registered office of the company is situated is required to reduce the share capital of a company. However, a company would have to extinguish or reduce the liability of its shares in respect of share capital not paid up or would have to cancel any paid up share capital which is lost or would have to pay any paid up share capital which is in excess of the wants of the company. A company is not permitted to acquire its own shares for treasury operations.

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court/ Tribunal.

An acquisition by a company of its own shares that does not rely on an approval of the High Court/ Tribunal must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company's purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled 'Currency exchange controls' and 'Risk Factors' in this Annual Report.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, disclose su ch sale/purchase and his revised shareholding to the company and all the stock exchanges on which the shares are listed within two days of such purchase or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). A holder of ADSs would not be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below th e minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by the Securities and Exchange Board of India. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested within one year in a manner specified in the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she con verts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchange(s). The agreements also provide that if any person acquires or agrees to acquire our equity shares exceeding 15% of voting rights in our Company or if any person who holds our equity shares (which in the aggregate carries less than 15% of the voting rights) seeks to acquire our equity shares exceeding 15% of voting rights in our Company, then the acquirer/ purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting ri ghts of our total outstanding equity shares at a prescribed price.

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

As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder's ADRs, (iii) the manner in which such instruction may be given, including instructions to give a discretionary proxy to a person designated by us, and (iv) if the Depositary does not receive instructions from a holder, he would be deemed to have instructed the Depositary to give a discretionary proxy to a person desig nated by us to vote such deposited securities, subject to satisfaction of certain conditions.

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

MATERIAL CONTRACTS

We have entered into agreements with our employee directors that provide for a monthly salary, performance bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Reoport.

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

On April 20, 2006 we entered into an agreement with CIFC to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006. The share purchase agreement and the escrow agreement in connection with the share purchase agreement are filed as Exhibits 10.7 and 10.8 to this Annual Report, respectively.

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

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India's Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a General Meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

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

SEBI regulations provide that no single FII may hold more than 10% of a company's total equity shares.

In most cases, under SEBI and the RBI regulations, unless stockholder approval has been obtained, FIIs in aggregate may hold no more than 24% of an Indian company's equity shares. However, we have obtained the required stockholder approval and our shares may be owned completely by FIIs, subject to the 10% individual holding limitation described above.

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

Furthermore, changes were made to the 1993 Regulations in September In the case of listed companies, eligibility criterion for the issuers and subscribers of ADR/GDR were put in place, wherein an Indian company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by SEBI would be barred from issuing ADR / GDR. Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to ADR/GDR. Pricing criterion were also prescribed whereby the pricing of ADR/GDR issues should be made at a price not less than the higher of the following two averages:

(i)            The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date;

(ii)           The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date.

The 'relevant date' being the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81 (IA) of the Companies Act, 1956, to consider the proposed issue. Also the restrictions on voting rights imposed on ADR/GDR issues remain as per the Indian Company Law provisions.

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

  the shares are purchased on a recognized stock exchange;
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
  the ADS offering is approved by the FIPB;
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

Government of India Approvals

Pursuant to the RBI's regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

  the ADSs must be offered at a price determined by the lead manager of such offering;
  all equity holders may participate;
  the issuer must obtain special shareholder approval; and
  the proceeds must be repatriated to India within one month of the closure of the issue.

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended on, January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. The Finance Bill 2006 received Presidential assent on April 18, 2006. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

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

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

a period or periods amounting to at least 182 days; or
at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

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

Taxation of Distributions. Since April 1, 2003, dividend income is exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 12.8% including a surcharge on the total amount distributed as dividend. Additionally, an education cess is levied at the rate of 2% of such tax and surcharge after which the dividend distribution tax payable would be 14.08%. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains . The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(viia), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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

The rate of surcharge is currently 2.5%, other than in the case of individuals whose taxable income is greater than Rs. 10,00,000, where the rate of surcharge is 10%.

In 2004 certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. Since June 1, 2005, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.10% of the transaction value of the securities, if the transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.02% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act 2006 proposes an increased rate of 0.125% for delivery based transactions and 0.025% for non-delivery based transactions.

Any resulting taxes may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

According to the Scheme, a non-resident holder's holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

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

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs. 2,50,000.

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

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12%, excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

Material United States Federal Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All o f the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.

Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be tre ated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the Nasdaq National Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on Nasdaq. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2008. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be 'passive income' or 'financial services income,' and for tax years beginning after December 31, 2006, will generally be 'passive category income' or 'general category income' for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

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

Sale or exchange of equity shares or ADSs . A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See 'Taxation - Indian Taxation - Taxation of Capital Gains.' Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder's federal income tax liability.

Estate taxes . An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

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

  pay an interest charge together with tax calculated at ordinary income rates on 'excess distributions,' as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;
  if a 'qualified electing fund election' (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of our income; or
  if the equity shares are 'marketable' and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the 'qualified electing fund' election.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF EQUITY SHARES OR ADSS. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION.

DOCUMENTS ON DISPLAY

This report and other information filed or to be filed by Infosys Technologies Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza
450 Fifth Street, N.W.
Public Reference Room
Washington , D.C. 20459

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

Item 11.    Quantitative and Qualitative Disclosure About Market Risk

This information is set forth under the caption 'Operating and Financial Review and Prospects' is as set out above in this Annual Report and such information is incorporated herein by reference.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Our Board has recommended an issue of bonus shares of one additional equity share for every equity share held on a record date. This proposal is subject to the approval of our shareholders in the ensuing Annual General Meeting scheduled for June 10, 2006. If approved, all holders of equity shares on the record date set by our Board, will receive one additional equity shares for every equity share held by them. The Depositary will receive likewise, one additional equity share for every equity share deposited as underlying equity share pursuant to the Depositary Agreement.

Our Board has recommended a stock dividend of one ADS for every ADS held on a record date. This proposal is subject to the approval of our shareholders in the ensuing Annual General Meeting scheduled for June 10, 2006. If approved, all holders of ADSs as on the record date set by our Board, will receive one additional ADS for every ADS held by them.

Item 15.    Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2006, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2006. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2006.

Our independent registered public accounting firm, KPMG, has audited management's assessment and independently assessed the effectiveness of our internal control over financial reporting. KPMG has issued an attestation report concurring with our management's assessment, which is included at Item 18.

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

Our audit committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Infosys or in a substantial mismanagement of company resources. Under this policy our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Infosys to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, www.infosys.com.

Item 16 C.    Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods:

	Fiscal year ended
Type of Service	March 31, 2005	March 31, 2006	Description of Services
(a) Audit Fees	$239,022	$538,875	Audit of financial statements
(b) Audit-Related Fees	62,544	32,482	Services related to review of financial statements and due diligence
(c) Tax Fees	89,657	116,407	Tax audit, tax returns, tax processing, tax filing and advisory services
(d) All Other Fees	843,720	676,400	Statutory certifications, quality registrar, work permit related services and other advisory services

The principal accountants were also paid $125,000 (fees, expenses and applicable taxes) during the year ended March 31, 2006 by the selling shareholders for the professional services rendered in relation to our Sponsored Secondary ADR Program.

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

Item 18.    Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the audit committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2006 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the audit committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India April 28, 2006	Deepak M. Satwalekar, Chairman, Audit committee, Rama Bijapurkar, Member Audit committee	Dr. Marti G. Subrahmanyam, Member, Audit committee Sridar A. Iyengar , Member, Audit committee	Dr. Omkar Goswami, Member Audit committee David L.Boyles, Member, Audit committee

Report of management

The management is responsible for preparing the company's consolidated financial statements and related information that appears in this annual report. The management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and reasonably present the financial condition and results of operations of Infosys Technologies Limited and subsidiaries in conformity with United States Generally Accepted Accounting Principles. The management has included, in the company's consolidated financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The company maintains a system of internal procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with company authorization and are properly recorded and reported in the consolidated financial statements, and that assets are adequately safeguarded.

KPMG audits the company's consolidated financial statements in accordance with the Standards of the Public Company Accounting Oversight Board ( United States).

The board of directors has appointed an audit committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bangalore, India April 28, 2006	T. V. Mohandas Pai, Chief Financial Officer and Head-Finance and Administration Human Resources, Education & Research	S. Gopalakrishnan , Chief Operating Officer and Deputy Managing Director	Nandan M. Nilekani , Chief Executive Officer President and Managing Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries (Infosys or the Company) as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. We also have audited management's assessment, included in Item 15 of the accompanying Form 20-F, that Infosys maintained effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission ("COSO"). Infosys's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial rep orting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those polices and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect that transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition o f the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys as of March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, management's assessment that Infosys maintained effective internal controls over financial reporting as of March 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, Infosys maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

KPMG

Bangalore, India
April 24, 2006

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Dollars in millions except share data)

	2005	2006
ASSETS
Current Assets
Cash and cash equivalents	$410	$889
Investments in liquid mutual fund units	278	170
Trade accounts receivable, net of allowances	303	361
Unbilled revenue	32	48
Prepaid expenses and other current assets	35	40
Deferred tax assets	2	1
Total current assets	1,060	1,509
Property, plant and equipment, net	352	491
Goodwill	8	8
Deferred tax assets	8	13
Advance income taxes	-	18
Other assets	26	27
Total Assets	$1,454	$2,066
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1	$3
Income taxes payable	23	-
Client deposits	7	2
Unearned revenue	20	44
Other accrued liabilities	124	160
Total current liabilities	175	209
Non-current liabilities
Preferred stock of subsidiary	21	-
Other non-current liabilities	5	5
Minority interests	-	15
Stockholders' Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding -270,570,549 and 275,554,980 as of March 31, 2005 and 2006 respectively	31	31
Additional paid-in capital	266	410
Accumulated other comprehensive income	33	9
Retained earnings	923	1,387
Total stockholders' equity	1,253	1,837
Total Liabilities And Stockholders' Equity	$1,454	$2,066

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED MARCH 31,

(Dollars in millions except share and per share data)

	2004	2005	2006
Revenues	$1,063	$1,592	$2,152
Cost of revenues (including amortization of stock compensation expenses of $2 million in fiscal 2004)	603	904	1,244
Gross profit	460	688	908
Operating Expenses:
Selling and marketing expenses	77	103	136
General and administrative expenses	82	127	173
Amortization of stock compensation expenses	1	-	-
Amortization of intangible assets	7	2	-
Total operating expenses	167	232	309
Operating income	293	456	599
Gain on sale of long term investment	-	11	-
Other income, net	28	24	31
Income before income taxes and minority interest	321	491	630
Provision for income taxes	51	72	70
Income before minority interest	$270	$419	$560
Minority interest	-	-	5
Net income	$270	$419	$555
Earnings per equity share
Basic	$1.03	$1.57	$2.04
Diluted	$1.01	$1.52	$1.99
Weighted average equity shares used in computing earnings per equity share
Basic	262,780,308	266,901,033	271,580,111
Diluted	267,166,236	273,590,413	278,983,893

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

  (Dollars in millions)

	Common stock		Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Deferred stock compensation	Retained earnings	Total stockholders' equity
	Shares	Par value
Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626
Common stock issued	1,591,912	-	27		-	-	-	27
Cash dividends	-	-	-		-	-	(47)	(47)
Income tax benefit arising on exercise of stock options	-	-	3		-	-	-	3
Amortization of compensation related to stock option grants	-	-	-		-	3	-	3
Comprehensive income
Net income	-	-	-	$270	-	-	270	270
Other comprehensive income
Translation adjustment	-	-	-	71	71	-	-	71
Comprehensive income				$341
Balance as of March 31, 2004	266,564,224	$9	$157		$39	-	$748	$953
Common stock issued	4,006,325	-	99		-	-	-	99
Cash dividends	-	-	-		-	-	(222)	(222)
Income tax benefit arising on exercise of stock options	-	-	10		-	-	-	10
Stock split effected in the form of a stock dividend	-	22			-	-	(22)	-
Comprehensive income
Net income	-	-	-	$419	-	-	419	419
Other comprehensive income
Translation adjustment	-	-	-	(6)	(6)	-	-	(6)
Comprehensive income				$413
Balance as of March 31, 2005	270,570,549	$31	$266		$33	-	$923	$1,253
Common stock issued	4,984,431	-	128		-	-	-	128
Cash dividends	-	-	-		-	-	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12		-	-	-	12
Income tax benefit arising on exercise of stock options	-	-	4		-	-	-	4
Comprehensive income
Net income	-	-	-	$555	-	-	555	555
Other comprehensive income
Unrealized gain on investments in liquid mutual fund units, net of taxes	-	-	-	1	1	-	-	1
Translation adjustment	-	-	-	(25)	(25)	-	-	(25)
Comprehensive income				$531
Balance as of March 31, 2006	275,554,980	$31	$410		$9	-	$1,387	$1,837

  See accompanying notes to the consolidated financial statement

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31,

(Dollars in millions)

	2004	2005	2006
OPERATING ACTIVITIES:
Net income	$270	$419	$555
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	45	64	99
Minority interest	-	-	5
Amortization of intangible assets	7	2	-
Provision for investments	2	-	-
Gain on sale of liquid mutual fund units	-	-	(1)
Gain on sale of long term investment	-	(11)	-
Deferred taxes	1	(3)	(5)
Amortization of stock compensation expenses	3	-	-
Changes in assets and liabilities
Trade accounts receivable	(27)	(150)	(65)
Prepaid expenses and other current assets	(8)	2	1
Unbilled revenue	(1)	(9)	(16)
Income taxes	26	8	(33)
Accounts payable	(1)	-	1
Client deposits	11	(8)	(5)
Unearned revenue	-	6	24
Other accrued liabilities	44	24	39
Net cash provided by operating activities	372	344	599
Investing Activities:
Expenditure on property, plant and equipment	(93)	(186)	(246)
Loans to employees	4	2	(3)
Purchase of subsidiary, net of cash acquired	(10)	-	-
Investments in liquid mutual fund units	(205)	(100)	(419)
Redemption of liquid mutual fund units	-	40	523
Non-current deposits placed with corporations	-	(15)	(11)
Withdrawal of non-current deposits with corporations	-	-	8
Proceeds from sale of long term investment	-	11	-
Net cash used in investing activities	(304)	(248)	(148)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	27	99	128
Proceeds from issuance of preferred stock by subsidiary	10	-	-
Payment of dividends	(47)	(222)	(91)
Net cash provided by / (used in) financing activities	(10)	(123)	37
Effect of exchange rate changes on cash	33	(8)	(9)
Net increase in cash and cash equivalents during the period	91	(35)	479
Cash and cash equivalents at the beginning of the period	354	445	410
Cash and cash equivalents at the end of the period	$445	$410	$889
Supplementary information:
Cash paid towards taxes	$24	$66	$125

 See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

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

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes i n estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unea rned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

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

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arra ngement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

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

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

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

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

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

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reportin g unit below its carrying amount.

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

1.12 Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

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

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securitie s.

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

1.14 Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India w here it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

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

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2005 and 2006 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are investe d with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount i s contributed to the trusts.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclo sure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

(Dollars in millions except per share data)

Year ended March 31,

	2004	2005	2006
Net income, as reported	$270	$419	$555
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(50)	(26)	(10)
Pro forma net income	$223	$393	$545
Earnings per share:
Basic - as reported	$1.03	$1.57	$2.04
Basic - pro forma	$0.85	$1.47	$2.01
Diluted - as reported	$1.01	$1.52	$1.99
Diluted - pro forma	$0.84	$1.43	$1.95

The fair value of each option granted by Infosys Technologies Limited is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Year ended March 31,

	2004	2005	2006
Dividend yield %	0.2%	-	-
Expected life	1-5 years	-	-
Risk free interest rate	5.1-5.7%	-	-
Volatility	60-75%	-	-

There have been no grants of stock options by Infosys Technologies Limited during fiscal 2005 and 2006.

The fair value of each option granted by Progeon Limited is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Year ended March 31,

	2004	2005	2006
Dividend yield %	-	-	-
Expected life	1-6 years	1-6 years	1-6 years
Risk free interest rate	5.1%	6.7%	7.5%
Volatility	50%	50%	50%

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

1.22 Recent Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the company does not deduct the expense of employee stock option grants from its income based on the fair value method as it has adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The revised Statement eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. The unamortized stock compensation expense as of March 31, 2006, determined under the fair value method is approximately $5 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the company is required to adopt SFAS 123R from April 1, 2006.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

(Dollars in millions)

As of March 31,

	2005	2006
Cost and fair values
Cash and bank deposits	$361	$771
Deposits with corporations	49	118
	$410	$889

Cash and cash equivalents include restricted cash balances in the amount of $1 million as of March 31, 2006. The restrictions are primarily on account of accrued dividends.

 2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2005 and 2006, net of allowance for doubtful accounts of $4 million and $2 million, amounted to $303 million and $361 million. The age profile of trade accounts receivable, net of allowances is given below:

In percentage

As of March 31,	2005	2006
Period (in days)
0 - 30	55.2	60.9
31 - 60	32.2	31.2
61 - 90	4.6	3.5
More than 90	8.0	4.4
	100.0	100.0

2.3 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The purchase consideration includes approximately $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management's estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7
Total purchase price	$14

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management's estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)

As of March 31,	2005	2006
Rent deposits	$4	$4
Security deposits with service providers	4	4
Loans to employees	15	20
Prepaid expenses	11	12
Other current assets	1	-
	$35	$40

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward and option contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5 Property, plant and equipment - net

Property, plant and equipment consist of the following:

(Dollars in millions)

As of March 31,	2005	2006
Land	$27	$31
Buildings	168	231
Furniture and fixtures	79	101
Computer equipment	141	171
Plant and equipment	91	128
Capital work-in-progress	73	128
	579	790
Accumulated depreciation	(227)	(299)
	$352	$491

Depreciation expense amounted to $45 million, $64 million and $99 million for fiscal 2004, 2005 and 2006. The amount of third party software amortized during fiscal 2004, 2005 and 2006 was $14 million, $26 million and $32 million.

2.6 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $4 million and was recorded as an intangible asset and amortized over two years, being management's initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over management's estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful life was $4 million. The recorded values of these intangible assets have been completely amortized as of March 31, 2004.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty. Limited, Australia is being amortized over a period of two years beginning January 2004, being management's estimate of the useful life of the asset.

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)

As of March 31,	2005	2006
Non-current portion of loans to employees	$10	$8
Non-current deposits with corporations	15	18
Others	1	1
	$26	$27

 2.8 Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $25 million and $28 million were outstanding as of March 31, 2005 and 2006.

The required repayments of employee loans outstanding as of March 31, 2006 are as detailed below.

(Dollars in millions)

Fiscal year of repayment	Repayment
2007	$20
2008	4
2009	2
2010	1
Thereafter	1
$28

The estimated fair values of the loans to employees receivables amounted to $21 million and $24 million as of March 31, 2005 and 2006. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)

As of March 31,	2005	2006
Accrued compensation to staff	$66	82
Provision for post sales client support	7	3
Withholding taxes payable	14	20
Provision for expenses	32	49
Retainage	3	3
Others	2	3
	$124	$160

2.10 Employee post-retirement benefits

2.10.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements in fiscal 2004, 2005 and 2006. The measurement date used is March 31 of the relevant fiscal year.

(Dollars in millions)

Year ended March 31,

	2004	2005	2006
Change in benefit obligations
Benefit obligations at the beginning of the year	$19	$30	$34
Unrecognized actuarial loss	5	(2)	-
Service cost	4	5	8
Interest cost	1	2	2
Benefits paid	(1)	(1)	(2)
Effect of exchange rate changes	2	-	(1)
Benefit obligations at the end of the year	$30	$34	$41
Change in plan assets
Fair value of plan assets at the beginning of the year	$16	$24	$31
Effect of exchange rate changes	2	-	(1)
Actual return on plan assets	2	2	3
Employer contributions	5	6	7
Benefits paid	(1)	(1)	(2)
Plan assets at the end of the year	$24	$31	$38
Funded status	$(6)	$(3)	$(3)
Excess of actual return over estimated return on plan assets	(1)	(1)	(1)
Unrecognized actuarial loss	7	4	4
(Accrued) / prepaid benefit	$-	$-	$-

Net gratuity cost for fiscal 2004, 2005 and 2006 comprises the following components:

(Dollars in millions)

Year ended March 31,

	2004	2005	2006
Service cost	$4	$5	$8
Interest cost	1	2	2
Expected return on assets	(1)	(1)	(2)
Net gratuity cost	$4	$6	$8

The assumptions used in accounting for the gratuity plan in fiscal 2004, 2005 and 2006 are set out below.

Year ended March 31,

	2004	2005	2006
Discount rate	5.2%	6.7%	7.5%
Rate of increase in compensation levels	5.1%	5.1%	5.1%
Rate of return on plan assets	5.2%	6.7%	7.5%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Progeon, contributions are made to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2006, all of the plan assets are invested in debt securities.

The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2004, 2005 and 2006 have not been lower than the expected rate of return on plan assets estimated for those years.

Accumulated benefit obligation was $10 million and $15 million as of March 31, 2005 and 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Dollars in millions)

Year ending March 31,

2007	$2
2008	$2
2009	$2
2010	$2
2011	$3
2012-2016	$11

The expected benefits are based on the same assumptions used to measure the company's benefit obligations as of March 31, 2006.

The company expects to contribute approximately $9 million to the gratuity trusts during fiscal 2007.

2.10.2 Superannuation

The company contributed $2 million and $4 million to the superannuation plan in fiscal 2004 and 2005. During fiscal 2006, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.10.3 Provident fund

The company contributed $6 million, $10 million and $15 million to the provident fund in fiscal 2004, 2005 and 2006.

2.11 Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with three additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computations of basic and diluted earnings per share have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

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

2.11.4 Stock options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.12 Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, CIFC and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.

The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon's initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event. The term "Liquidity Event" includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of March 31, 2006, CIFC holds 8,750,000 equity shares of Progeon. Infosys' percentage ownership in Progeon immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation. As of March 31, 2006, Infosys' equity holding in Progeon was 71.7%.

2.13 Non-operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $1 million, subject to contractual contingencies, receivable in fiscal 2007. No gain has been recognized on the contingent portion.

Other income, net, consists of the following:

(Dollars in millions)

Year ended March 31,

	2004	2005	2006
Interest income	$18	$17	$31
Income from liquid mutual fund units	4	9	17
Foreign currency exchange gains/(losses), net	8	(2)	(18)
Provision for investments	(2)	-	-
Others	-	-	1
	$28	$24	$31

The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation of $1.5 million, and $0.4 million toward investment in Stratify Inc. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities' business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.14 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2004, 2005 and 2006 were $9 million, $9 million and $12 million.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.

(Dollars in millions)

Year ending March 31,

2007	$7
2008	9
2009	8
2010	6
2011	4
Thereafter	14
Total	$48

2.15 Research and development

Research and development expenses were $9 million, $17 million and $23 million for fiscal 2004, 2005 and 2006.

2.16 Employees' Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $3 million for fiscal 2004. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

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

The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2004, 2005 and 2006 are set out below.

	2004		2005		2006
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1994 Option plan:
Outstanding at the beginning of the period	1,272,800	$1.15	1,266,400	$1.15
Granted	-	-	-
Forfeited	(6,400)	$0.3	-	-
Exercised	-	-	(1,266,400)	$0.3
Outstanding at the end of the period	1,266,400	$1.15	-

1998 Option plan:
Outstanding at the beginning of the period	5,006,812		3,871,008		3,054,290
Granted	191,800	$24	-	-	-	-
Forfeited	(809,864)	$38	(230,918)	$42	(95,348)	$51
Exercised	(517,740)	$15	(585,800)	$36	(685,702)	$36
Outstanding at the end of the period	3,871,008		3,054,290		2,273,240
Exercisable at the end of the period	1,543,504		1,920,642		1,905,362
Weighted-average fair value of options granted during the period	-	$6	-	-	-	-

1999 Option plan:
Outstanding at the beginning of the period	20,244,684		18,362,120		14,054,937
Granted	771,200	$17	-	-	-	-
Forfeited	(1,579,592)	$25	(886,658)	$26	(166,671)	$25
Exercised	(1,074,172)	$18	(3,420,525)	$22	(4,298,729)	$24
Outstanding at the end of the period	18,362,120		14,054,937		9,589,537
Exercisable at the end of the period	8,448,480		9,579,297		8,477,176
Weighted-average fair value of options granted during the period	-	$7	-	-	-	-

The following table summarizes information about stock options outstanding as of March 31, 2006:

		Options Outstanding		Options Exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life in years	Weighted average exercise price	No. of shares arising out of options	Weighted average exercise price
1998 Plan
9-25	578,889	3.5	$20	523,031	$20
26-50	1,329,751	3.6	$39	1,015,731	$42
51-75	125,740	2.7	$60	127,740	$60
76-100	188,800	2.1	$81	188,800	$81
101-165	50,060	1.9	$129	50,060	$129
	2,273,240			1,905,362
1999 Plan
13-25	5,636,207	3.5	$19	4,626,187	$19
26-50	3,892,010	2.7	$35	3,789,669	$35
51-70	61,320	1.9	$53	61 320	$53
	9,589,537			8,447,176

Progeon's 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Progeon. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Progeon in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon's 2002 Plan in fiscal 2004, 2005 and 2006 are set out below.

	2004		2005		2006
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Option plan:
Outstanding at the beginning of the period	1,801,175		3,124,625		3,116,518
Granted	1,401,150	$1.39	432,900	$2.65	1,156,520	$4.97
Forfeited	(77,700)	$0.79	(327,357)	$1.52	(1,032,960)	$1.41
Exercised	-	-	(113,650)	$0.72	(787,748)	$0.76
Outstanding at the end of the period	3,124,625	$1.00	3,116,518	$1.18	2,452,330	$3.01

The weighted average fair value of options granted by Progeon during fiscal 2004, 2005 and 2006 were $0.60, $1.01 and $2.00 respectively.

The outstanding options of Progeon as of March 31, 2006 have a weighted average remaining contractual life of 1.77 years. 514,413 options were exercisable as of March 31, 2006 with a weighted average exercise price of $1.32.

2.17 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)

Year ended March 31,

	2004	2005	2006
Current taxes
Domestic taxes	$10	$20	$19
Foreign taxes	40	55	56
	50	75	75
Deferred taxes
Domestic taxes	1	-	(2)
Foreign taxes	-	(3)	(3)
	1	(3)	(5)
Aggregate taxes	$51	$72	$70

All components of the aggregate taxes of $51 million, $72 million and $70 million for fiscal 2004, 2005 and 2006 are allocated to the continuing operations of the company. Tax benefits of $3 million, $10 million and $4 million earned on exercise of employee stock options have been credited to additional paid in capital during fiscal 2004, fiscal 2005 and fiscal 2006.

Foreign current taxes for fiscal 2006, include a credit of $5 million being the effect of a change in the estimate of taxes payable in a foreign jurisdiction. The decrease in the estimate arose on completion of assessment proceedings by taxation authorities.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)

As of March 31,

	2005	2006
Deferred tax assets:
Property, plant and equipment	$8	$13
Allowances on trade accounts receivable	1	-
Investments	1	1
Compensated absences and other accruals	1	1
	11	15
Less: Valuation allowance	(1)	(1)
Net deferred tax assets	$10	$14

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2006. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At April 2003, the valuation allowance was $1 million. The valuation allowance increased by $1 million during the year ended March 31, 2004. The valuation allowance decreased by $1 million during the year ended March 31, 2005. There is no change in the valuation allowance during the year ended March 31, 2006.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below.

(Dollars in millions)

Year ended March 31,

	2004	2005	2006
Income before income taxes	$321	$491	$630
Enacted tax rates in India	35.88%	36.59%	33.66%
Computed expected tax expense	$115	$180	$212
Tax effect due to non-taxable income for Indian tax purposes	(78)	(126)	(160)
Effect of differential foreign tax rates	7	9	15
Others	7	9	3
Aggregate taxes	$51	$72	$70

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

The per share effect of the tax holiday was $0.30, $0.47 and $0.59 for fiscal 2004, fiscal 2005 and fiscal 2006.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2006, Infosys' US branch net assets amounted to approximately $261 million. As of March 31, 2006, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.18 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Year ended March 31,

	2004	2005	2006
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,780,308	266,901,033	271,580,111
Effect of dilutive common equivalent shares - stock options outstanding	4,385,928	6,689,380	7,403,782
Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	267,166,236	273,590,413	278,983,893

Options to purchase 267,674 shares under the 1998 Plan and 68,249 shares under the 1999 Plan were not considered for calculating diluted earnings per share for fiscal 2006 as their effect was anti-dilutive.

The computation of basic and diluted earnings per share has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.11

2.19 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $353 million and $119 million as of March 31, 2005 and 2006, respectively. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million.

2.20 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

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

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

  (Dollars in millions)

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389	$157	$176	$124	$217	$1,063
Identifiable operating expenses	164	68	73	46	91	442
Allocated expenses	103	39	45	31	55	273
Segmental operating income	122	50	58	47	71	348
Unallocable expenses						55
Operating income						293
Other income, net						28
Income before income taxes						321
Provision for income taxes						51
Net income						$270

Year ended March 31, 2005

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$549	$231	$295	$155	$362	$1,592
Identifiable operating expenses	232	99	122	63	142	658
Allocated expenses	147	55	71	37	102	412
Segmental operating income	170	77	102	55	118	522
Unallocable expenses						66
Operating income						456
Gain on sale of long term investment						11
Other income, net						24
Income before income taxes						491
Provision for income taxes						72
Net income						$419

Year ended March 31, 2006

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$775	$299	$354	$219	$505	$2,152
Identifiable operating expenses	330	132	132	90	204	888
Allocated expenses	203	77	85	59	144	568
Segmental operating income	242	90	137	70	157	696
Unallocable expenses						97
Operating income						599
Other income, net						31
Income before income taxes and minority interest						630
Provision for income taxes						70
Income before minority interest						$560
Minority interest						5
Net income						$555

2.20.2 Geographic segments

(Dollars in millions)

 Year ended March 31, 2004

	North America	Europe	India	Rest of the World	Total
Revenues	$757	$204	$14	$88	$1,063
Identifiable operating expenses	318	83	4	37	442
Allocated expenses	193	52	4	24	273
Segmental operating income	246	69	6	27	348
Unallocable expenses					55
Operating income					293
Other income, net					28
Income before income taxes					321
Provision for income taxes					51
Net income					$270
  Year ended March 31, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$1,038	$355	$30	$169	$1,592
Identifiable operating expenses	433	141	7	77	658
Allocated expenses	258	84	7	64	413
Segmental operating income	347	130	16	28	521
Unallocable expenses					65
Operating income					456
Gain on sale of long term investment					11
Other income, net					24
Income before income taxes					491
Provision for income taxes					72
Net income					$419

  Year ended March 31, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$1,394	$528	$38	$192	$2,152
Identifiable operating expenses	584	213	16	75	888
Allocated expenses	357	129	10	72	568
Segmental operating income	453	186	12	45	696
Unallocable expenses					97
Operating income					599
Other income, net					31
Income before income taxes and minority interest					630
Provision for income taxes					70
Income before minority interest					$560
Minority interest					5
Net income					$555

 2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2004, 2005 and 2006.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.22 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $4 million and $6 million as of March 31, 2005 and 2006. The contractual commitments for capital expenditure was $63 million and $117 million as of March 31, 2005 and 2006. These guarantees are generally provided to governmental agencies.

2.23 Tax contingencies

During fiscal 2006, the company received a demand from the Indian tax authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

2.24 Subsequent event

The Board of Directors in its meeting on April 14, 2006, approved a 1:1 bonus issue subject to approval by the shareholders at the Annual General Meeting to be held on June 10, 2006. The Board also approved a stock dividend of 2 for 1 for ADS holders (i.e. 1 ADS for each ADS held) subject to the approval of the members in the Annual General Meeting on June 10, 2006. Share and per share information in the consolidated financial statements do not reflect the effect of these proposals. If approved, the proposals will require retroactive presentation of such information in subsequently issued consolidated financial statements.

On April 20, 2006, Infosys entered into an agreement with CIFC to acquire its entire holdings in Progeon for a consideration of approximately $115 million in cash. The closing of the transaction is subject to several conditions, including the receipt of necessary governmental approvals and consents. Subject to the satisfaction or waiver, as appropriate, of all conditions, we expect the transaction to be completed in July 2006.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for doubtful accounts on trade accounts receivable

(Dollars in millions)

Description	Balance at beginning of the period	Charged to cost and expenses	Write offs	Balance at end of the period
Fiscal 2005	$3	$5	$(4)	$4
Fiscal 2006	$4	$2	$(4)	$2

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOSYS TECHNOLOGIES LIMITED

By:/ S /    NANDAN M. NILEKANI

    Nandan M. Nilekani

Chief Executive Officer

Item 19. Exhibits

Exhibit number Description of document

*3.1 Articles of Association of the Registrant, as amended

*3.2 Memorandum of Association of the Registrant, as amended

**3.3 Certificate of Incorporation of the Registrant, as currently in effect

***4.1 Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2 Registrant's Specimen Certificate for Equity Shares

**10.1 Registrant's 1998 Stock Option Plan

**10.2 Registrant's Employee Stock Offer Plan

**10.3 Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan

**10.4 Form of Indemnification Agreement

****10.5 Registrant's 1999 Stock Option Plan

*****10.6 Form of Employment Agreement with Employee Directors

10.7 Share Purchase Agreement with CIFC

10.8 Escrow agreement

23.1 Consent of Independent Registered Public Accounting Firm

31.1 Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

******99.3 Audit Committee Charter

******99.4 Compensation Committee Charter

******99.5 Nomination Committee Charter

******99.6 Code of Ethics for Principal Executive and Senior Financial Officers

******99.7 Whistleblower Policy

*   Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 (File No. 333-121444) filed on December 18, 2004.

**   Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.

***   Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.

****   Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.

***** Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 25, 2005.

*******   Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on May 13, 2003.