Form 20-F
period 2007-03-31
INFOSYS TECHNOLOGIES LTD
filed 2007-05-02
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended March 31, 2007

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the Transition period from __________ to __________

Commission File Number 000-25383

INFOSYS TECHNOLOGIES LIMITED
 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value Rs. 5 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 571,209,862 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer"in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non- accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to 'US' or 'United States' are to the United States of America, its territories and its possessions. References to 'India' are to the Republic of India. References to '$' or 'dollars' or 'US dollars' are to the legal currency of the United States and references to 'Rs.' or 'rupees' or 'Indian rupees' are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into US dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or US GAAP. References to 'Indian GAAP' are to Indian Generally Accepted Accounting Principles. References to a particular 'fiscal' year are to our fiscal year ended March 31 of such year.

All references to 'we', 'us', 'our', 'Infosys' or the 'Company' shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. 'Infosys' is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or trade names used in this Annual Report are the property of their respective owners.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York on March 30, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 43.10 per $1.00. March 30, 2007 was the last day of our fiscal year ended March 31, 2007 for which such rates were available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into US dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward Looking Statements

This Annual Report contains 'forward-looking statements', as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to update these forward-looking statements to reflect future events or circumstances.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., and Forrester, Inc., providers of market information and strategic information for the IT industry, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, and Business Today, an Indian business publication. This type of data represents only the estimates of Gartner, Forrester, NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Operating and Financial Review and Prospects, all of which are included elsewhere in this Annual Report. The summary consolidated statements of income for the five years ended March 31, 2007 and the summary consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 have been prepared and presented in accordance with US GAAP and have been derived from our audited consolidated financial statements and related notes except for cash dividend per equity share data (in $) with respect to fiscal 2003 and 2004 and cash dividend per equity share data (in Rs.). Historical results are not necessarily indicative of future results. The information presented below reflects our 3:1 bonus issue effected in the form of a stock dividend in July 2004 and 1:1 bonus issue effected in the form of a stock dividend in July 2006 .

($ in millions, except per equity share data)
	Fiscal Year ended March 31,
Statements of Income Data	2003	2004	2005	2006	2007
		(1)	(1),(2)	(1),(2)	(1),(2)
Revenues	$754	$1,063	$1,592	$2,152	$3,090
Cost of revenues including amortization of
stock compensation expense	417	603	904	1,244	1,777
Gross profit	337	460	688	908	1,313
Operating Expenses:
Selling and marketing expenses	56	77	103	136	209
General and administrative expenses	58	82	127	173	249
Amortization of stock compensation expense	2	1	-	-	-
Amortization of intangible assets	2	7	2	-	3
Total operating expenses	118	167	232	309	461
Operating income	219	293	456	599	852
Gain on sale of long term investment	-	-	11	-	1
Other income, net	18	28	24	31	83
Income before income taxes and minority interest	237	321	491	630	936
Provision for income taxes	42	51	72	70	84
Income before minority interest	195	270	419	560	852
Minority interest	-	-	-	5	2
Net income	$195	$270	$419	$555	$850
Earnings per Equity Share:
Basic	$0.37	$0.51	$0.78	$1.02	$1.53
Diluted	$0.37	$0.50	$0.77	$0.99	$1.50
Weighted Average Equity Shares used in
computing earnings per Equity Share:
Basic	524,568,016	525,560,616	533,802,066	543,160,222	554,018,739
Diluted	531,832,072	534,332,472	547,180,826	557,967,786	566,110,582
Cash dividend per Equity Share ($)	0.07	0.08	0.38(3)	0.15	0.53(4)
Cash dividend per Equity Share (Rs.)	3.13	3.63	16.88(3)	6.50	24.25(4)
	As of March 31,
Balance Sheet Data	2003	2004	2005	2006	2007
Cash and cash equivalents	$354	$445	$410	$889	$1,403
Investments in liquid mutual fund units	-	218	278	170	6
Total assets	704	1,132	1,454	2,066	3,073
Preferred stock of subsidiary	10	22	21	-	-
Total stockholders' equity	$626	$953	$1,253	$1,837	$2,717

(1) Includes the results of operations of Infosys Technologies (Australia) Pty. Limited (Infosys Australia) and Infosys Technologies (China) Co. Limited (Infosys China), both consolidated subsidiaries.
(2) Includes the results of operations of Infosys Consulting Inc. (Infosys Consulting), a consolidated subsidiary.
(3) Cash dividend per equity share includes a special one-time dividend of $0.28 (Rs. 12.50) per equity share paid in June 2004
(4) Cash dividend per equity share includes a silver jubilee special dividend of $0.33 (Rs. 15.00) per equity share paid in June 2006.

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs, and vice versa. Such fluctuations will also affect the US dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar could be exchanged based on the noon buying rate in the City of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled 'Average' in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
2007	Rs. 43.10	Rs. 45.06	Rs. 46.83	Rs. 42.78
2006	44.48	44.21	46.26	43.05
2005	43.62	44.87	46.45	43.27
2004	43.40	45.78	47.46	43.40
2003	47.53	48.36	49.07	47.53

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2007	Rs. 43.05	Rs. 40.56
March 2007	44.43	42.78
February 2007	44.21	43.87
January 2007	44.49	44.07
December 2006	44.70	44.11
November 2006	45.26	44.46

On May 1, 2007, the noon buying rate in the City of New York was Rs. 41.00.

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
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients' efforts to comply with regulatory requirements, or those occurring as a result of our clients reorganizing their operations;
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
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including, in particular, the economic conditions in the United States and Europe.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $11.0 million in costs for visas in the three months ended June 30, 2006, compared to $3.0 million for the three months ended March 31, 2006. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India and onsite. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. Furthermore, over the past 12 months, the rupee has appreciated substantially relative to the US dollar. The exchange rate for one dollar based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 43.10 as of March 30, 2007, as against Rs. 44.48 on March 31, 2006. On May 1, 2007, the noon buying rate was Rs. 41.00 per one US dollar. The appreciation of the rupee against the dollar has adversely impacted our revenues and operating results for fiscal 2007. In the event that the dollar does not appreciate against the rupee, or in the event that the rupee further appreciates against the dollar, the results of our operations may be further adversely affected.

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

The economic environment, pricing pressure and rising wages in India and overseas could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years after a two-year downward trend due to a challenging global economic environment. Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. This wage pressure is exacerbated by competition among Indian companies for qualified employees. Pricing pressures from our clients and wage pressures in India have negatively impacted our operating results.

If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2003 and March 31, 2007 our total employees grew from approximately 15,900 to approximately 72,200. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:

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

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. In addition, we have recently embarked on an expansion of our business in China, and have expended significant resources in this expansion. We recently announced our intent to open a development center in Mexico. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2007, 2006 and 2005, our largest client accounted for 7.0%, 4.4% and 5.5% of our total revenues, and our five largest clients together accounted for 19.4%, 17.8% and 21.0% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

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

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.

In fiscal 2007, 2006 and 2005, approximately 62.3%, 63.9% and 64.2% of our revenues were derived from the United States. In the same periods, approximately 26.4%, 24.5% and 22.3% of our revenues were derived from Europe. If the United States or European economy weakens, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In addition, in fiscal 2007, 2006 and 2005, we earned 37.4%, 36.0% and 34.5% of our revenues from the financial services industry, and 13.5%, 13.9% and 14.5% from the manufacturing industry. Any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Legislation in certain of the countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work overseas.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, the growth of offshore outsourcing has received increasing political and media attention. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last three years, some US states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with US government-related entities. It is also possible that US private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

In the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the recent revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers.

Any of these events could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 8,800, 12,500 and 15,200 new employees, net of attrition, in fiscal 2005, 2006 and 2007.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. The NASSCOM-McKinsey Report 2005 estimates that by 2010, employers will require approximately 2.3 million employees in India that provide IT and IT-enabled services, but that the number of qualified professionals that are trained to provide such services will be nearly 500,000 less than the projected requirements. Of this shortfall, approximately 70% will be in the IT-enabled services industry and the balance will be in the IT services industry. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire an adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to hire, attract and retain personnel. For instance, the Finance Bill, 2007 seeks to impose a fringe benefit tax, or FBT, on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The imposition of FBT may discourage technology companies in India from granting stock options to employees. Any suspension of stock option grants may affect the ability of technology companies to hire skilled and experienced technology professionals.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually. Our comparable attrition rate in fiscal 2007, fiscal 2006 and fiscal 2005 was 13.7%, 11.2% and 9.7%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

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

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. As of June 22, 2007, our current Chief Executive Officer, Nandan M. Nilekani, will step down from his position and will be replaced by S. Gopalakrishnan, our current President and Chief Operating Officer. Furthermore, S.D.Shibulal, our current Group Head - Worldwide Sales and Customer Delivery will become our Chief Operating Officer, effective June 22, 2007. Our future performance will be affected by any disruptions in the continued service of our executives and other officers. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2007, fiscal 2006 and fiscal 2005, revenues from fixed-price, fixed-timeframe projects accounted for 26.7%, 28.1% and 30.0% of our total services revenues including revenues from our business process management services. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days' notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions; and
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

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

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

In connection with our Annual Report on Form 20-F for fiscal 2007, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2007, and our auditors have issued an unqualified attestation with respect to our management's assessment. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified attestation could harm our reputation and the price of our equity shares and ADSs. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 44 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

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

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

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

As of March 31, 2007, we had contractual commitments of approximately $158 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2007, fiscal 2006 and fiscal 2005, we earned 3.9%, 3.8% and 3.0% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 16.92% of our issued equity shares as of May 1, 2007. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and subsequently established Infosys China and Infosys Consulting in the United States. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

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

Our earnings have been and will continue to be adversely affected by the change to our accounting policies with respect to the expensing of stock options.

We deduct the expense of employee stock option grants from our income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Our stock compensation expense as of March 31, 2007 as determined under the fair value method was approximately $5 million. Pursuant to Securities and Exchange Commission Release No. 33-8568, we adopted SFAS 123R as of April 1, 2006. The change in the standard has adversely affected our operating results and will continue to do so in the event we make any future grants. As an example, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $545 million from $555 million in fiscal 2006 and $393 million from $419 million in fiscal 2005.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $224 million, $160 million and $126 million for fiscal 2007, fiscal 2006 and fiscal 2005 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks in India, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company's undertaking. In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays would likely increase our effective tax rates, and have a material and adverse effect on our net income.

The Finance Bill, 2007, currently pending before the Indian Parliament, has proposed to include income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, would be 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next five years. Although MAT paid by us can be set off against our future income tax liability, our net income and cash flows could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. Under this tax, service providers are required to pay a tax of 12% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

The Finance Bill, 2007 seeks to impose a fringe benefit tax on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The value of the fringe benefit will be the fair market value, or FMV, of the specified security or share on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. As of March 31, 2007, we have approximately 2.08 million options outstanding under our 1998 ADS stock option plan with a weighted average exercise price of $21 and 1.90 million options outstanding under our 1999 equity stock option plan with a weighted average exercise price of $26. As of March 31, 2007, the market price of our ADS was $50.25 and the market price of our equity share was $46.84.

The Finance Bill, 2007 is currently pending before Parliament and the rules applicable for the levy of FBT remain to be framed. Currently, there is uncertainty regarding the imposition of FBT, including the rate of FBT, its applicability to securities allotted to non-residents and the method of determination of FMV. Further, even if the method of determination of FMV is finalised, it will be difficult to estimate the amount of FBT in view of the uncertainties and volatility associated with the market price of our shares. The prevailing uncertainty over the imposition of FBT could adversely affect our business conditions and any FBT levied on us in the future on the exercise of options granted by us could adversely affect our results of operations.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we recently established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As of March 31, 2007, the majority of our technology professionals in the United States held either H-1B visas (approximately 7,100 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 650 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the US Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000 beginning in 2001, however, this increase expired in 2003 and the limit was returned to 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the US and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

The CIS announced on April 3, 2007, the second day that the window was open for receipt of H-1 B visa petitions for fiscal 2008, that it had received enough H-1 B visa petitions to meet the congressionally mandated cap for fiscal 2008. The CIS will use a computer-generated random selection process among approximately 119,000 cap-subject petitions received by April 3, 2007 and will reject all petitions received on those days that are not randomly selected. Any inability to receive sufficient visas for travel to the US during fiscal 2008 could affect our ability to staff projects there and therefore adversely affect our business condition and results of operations.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Our software development centers located at Chandigarh and Chennai currently operate out of SEZs and many of our proposed development centers are likely to operate out of SEZs. If the Government of India changes its policies affecting SEZs in a manner that is adverse to us, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of March 31, 2007, we held foreign exchange forward contracts of $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million. The foreign exchange forward contracts mature in between 1 to 12 months. As of March 31, 2007, we held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator options of Euro 24 million and Target Redemption Structure options of United Kingdom Pound Sterling 16 million. The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against foreign currencies, including the US dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

In addition, a high-level committee appointed by the Reserve Bank of India recently recommended that India move to increased capital account convertibility over the next five years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

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

Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. We also have a very large workforce spread across our various offices worldwide. As of March 31, 2007, we employed approximately 72,200 employees worldwide, and approximately 15,100 of those employees were located outside of India. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. If such litigation or actions are successful, it could result in our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages, which could adversely affect our revenues and operating profitability.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

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

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

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

In its annual policy statement for 2007-08 announced on April 24, 2007, the Reserve Bank of India has proposed to enhance the overseas investment limit for an Indian acquirer from the existing limit of 200 per cent of their net worth to 300 per cent of their net worth as per the last audited balance sheet.

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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see the section entitled "Price History" for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

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

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the US Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys defines, designs and delivers IT-enabled business solutions to its clients. These solutions provide our clients with strategic differentiation and operational efficiency.

We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and test and implementation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

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

Our revenues grew from $754 million in fiscal 2003 to $3,090 million in fiscal 2007, representing a compound annual growth rate of 42.3%. Our net income grew from $195 million to $850 million during the same period, representing a compound annual growth rate of 44.5%. Between March 31, 2003 and March 31, 2007, our total employees grew from approximately 15,900 to approximately 72,200, representing a compound annual growth rate of 46.0%.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remaining among the industry's leading employers. In 2006, we were ranked as the best company to work for in India by the TNS-Mercer survey in Business Today.

We were incorporated on July 2, 1981 in Maharashtra, India as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006 we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also included a public offering without listing in Japan, or POWL. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index and with this, we became the only Indian company to be part of any of the major global indices.

Infosys BPO is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

In fiscal 2007, 2006 and 2005 we spent $336, $246 and $186 million on capital expenditure. As of March 31, 2007, we had contractual commitments of approximately $158 million for capital expenditure. These commitments included approximately $137 million in domestic purchases and $21 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures are financed out of cash generated from operations.

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the year ended March 31, 2007 resulting in a gain of $1 million

In June 2006, we acquired 8,750,000 equity shares in Infosys BPO ("Infosys BPO Shares") held by Citicorp International Finance Corporation pursuant to conversion of preference shares, granted in accordance with the terms of a share subscription agreement entered into on June 30, 2002, for a consideration of approximately $116 million. In December 2006, Infosys BPO also repurchased 1,139,469 Infosys BPO Shares from its minority shareholders, held as a result of exercise of vested options to purchase Infosys BPO Shares granted pursuant to a stock option plan introduced by Infosys BPO in 2002 ("Infosys BPO Options"), for a consideration of approximately $16 million. In January 2007, we initiated the purchase of all outstanding Infosys BPO Shares by providing a choice to Infosys BPO shareholders to sell their Infosys BPO Shares, arising out of exercise of vested Infosys BPO Options, at fair market value either (a) through immediate cash settlement; or (b) by entering into a non-cancellable deferred purchase agreement to transfer their Infosys BPO Shares to us by February 2008 at a pre-determined fair market value. As a result, we paid an aggregate amount of $3 million for the purchase of 211,909 Infosys BPO Shares and recorded a liability of $5 million for the committed purchase of 360,417 Infosys BPO Shares which will be transferred by February 2008. In fiscal 2007, we further provided holders of vested and unvested Infosys BPO Options with the choice to sell their Infosys BPO Options and/or swap their Infosys BPO Options for options granted by Infosys pursuant to a stock option plan introduced by Infosys in 1999 ("Infosys Options") at a swap ratio based on the fair market value of the respective options on the date of the swap. We paid $13 million for 1,218,732 Infosys BPO Options bought by us and granted 151,933 Infosys Options in lieu of Infosys BPO Options surrendered.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. In April 2007, the Forrester US IT Spending Update: Q1 2007 indicated that the growth in spending on IT outsourcing and IT consulting and integration services in the United States will be 6% and 10%, respectively, in 2008 as compared to 2007.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to Gartner's Forecast: IT Outsourcing, Worldwide 2004-2009 Update - Worldwide IT, outsourcing spending will rise from $193 billion in 2004 to $260 billion by 2009. The Gartner Dataquest report, 2006 indicates that the Business Process Outsourcing market is expected to grow from $111 billion to $172 billion during the same period. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities.

The India Advantage

India is recognized as the premier destination for offshore technology services. According to the Strategic Review 2007 published by NASSCOM, the total combined Indian IT services and IT-enabled services export market in fiscal 2006 was nearly $24 billion and is estimated to be approximately $31 billion in fiscal 2007. A report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market is projected to grow to $49 billion by 2009.

There are several key factors contributing to the growth of IT and IT-enabled services.

High Quality Delivery. According to NASSCOM, as of December 2006, over 440 Indian companies had acquired quality certifications with 90 companies certified at SEI CMM Level 5 - higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2007 suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 25-50 percent over the original cost base.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2007, India produces approximately 3.1 million university and college graduates, including approximately 500,000 engineering degree and diploma holders from its educational institutions annually.

NASSCOM Strategic Review 2007 suggests that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector. According to NASSCOM, India has the single-largest pool of suitable offshore talent - accounting for 28 percent of the total suitable pool available across all offshore destinations and outpacing the share of the next closest destination by a factor of at least 2.5.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers' experience, proven track record and breadth of client relationships. According to NASSCOM Strategic Review 2007, the total Indian IT-enabled services export market in fiscal 2006 was $6.3 billion. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services export market will grow to approximately $21 billion by 2009.

While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

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

Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, and as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a US stock exchange. We were also the first Indian company to do a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index and with this, we are the only Indian company to be part of any of the major global indices.

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. Gartner has positioned us in the leader quadrant in its 2006 Magic Quadrant report for 30 leading offshore application services providers.

Comprehensive and Sophisticated End-to-End Solutions. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Infosys BPO, business process management services. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000. In February 2007, Infosys BPO was certified for eSCM level 4.0, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

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

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 65 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 44 global development centers, the majority of which are located in India. We also have development centers in Australia, Canada, China, Japan, Mauritius and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2003 and March 31, 2007, our total number of employees grew from approximately 15,900 to approximately 72,200.

OUR STRATEGY

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group is comprised of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, and in Australia through Infosys Australia. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2007, we screened over 1,302,300 employment applications, tested over 225,400 applicants, interviewed over 91,200 applicants and made approximately 36,700 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility is able to house 4,500 trainees at any one time, and is able to provide the facilities required for the training of approximately 15,200 employees annually.

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

For the past 16 years, we have successfully executed projects at our global development centers. We have 44 global development centers, of which 24 are located in India, 9 are in North America (including 1 in Toronto, Canada), 7 are in the Asia-Pacific region and 4 are in Europe. Our largest development centers are located in India. Approximately 71.6% of the total billed person-months for our services rendered during fiscal 2007 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

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

Our systematic approach to evaluating an enterprise's IT systems and business processes under the Modular Global Sourcing framework allows us to better align our clients' business, operations and IT platforms with our solutions. As a result, our clients are able to benefit from our Global Delivery Model and potentially realize cost savings, enhanced efficiencies and lasting competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients' technology budgets.

OUR END-TO-END SOLUTIONS

We provide comprehensive end-to-end business solutions that leverage technology. Our service offerings include custom application development, maintenance and production support, software re-engineering, package evaluation and implementation, IT consulting, and other solutions, including independent validation solutions, operations and business process consulting, engineering services, business process management, systems integration and infrastructure management services. We also provide software products for the banking industry.

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

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues in fiscal 2007.

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

As an example, we have built for several of our financial services clients a solution for functional test automation that enables rapid deployment of software applications in the dynamic environment in which they operate. Regulatory requirements, rapid emergence of new products and services, technology rationalization, frequent mergers and acquisitions, and demanding customers force financial services firms to constantly modify or upgrade their mission critical applications. To illustrate, a client wanted to upgrade its existing investment management platform by rolling out a third party investment management product which in turn required upgrading of several of the client's other systems. Working over an 18 month period and with a peak team size of 50 professionals, we built an integrated solution which included a scalable and robust testing mechanism using our functional test automation solution. This integrated solution minimized dependence on interfacing applications, created a centralized repository for test cases, and eliminated manual test case generation. This not only improved testing efficiency for the client but significantly improved the time to market for the product roll out.

As another example, one of our global financial services clients with operations in several countries across the Americas, Europe and Asia, needed help in migrating its risk analysis, disbursement and loan portfolio management functions from a manual, worksheet based labor-intensive process to an automated and integrated system. Our team of approximately 11 subject market experts and consultants worked closely with the client to build and implement a new system that addressed all aspects of the loan lifecycle; from identifying a deal up to loan closure. The client is in a position to leverage the advantages of a web-based IT solution with its new automated system.

Maintenance and Production Support

We provide maintenance services for our clients' large software systems that cover a wide range of technologies and businesses, and are typically critical to a client's business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to reduce recurring maintenance costs.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client's systems, we also maintain a team at the client's facility to coordinate certain key interface and support functions.

As an example, a leading diversified healthcare benefits company in the US offering a broad range of traditional and consumer-directed health insurance products and related services and with over $25 billion in annual revenues, wanted to reduce costs of IT maintenance and application support, as well as improve its processes. It expected this initiative to free up its budgets and personnel to drive strategic business initiatives. We worked with the client on a range of business areas including claims processing and utilization, provider services, plan sponsor and financial systems, sales, member services, group insurance and underwriting, and delivered a variety of services including maintenance and application support and quality assurance. Through our involvement, we helped the client develop strong processes, methodologies and practices in its systems, while also reducing the total cost of ownership of the client's applications.

Software Re-engineering

Our software re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third-party vendors. Our re-engineering services include web-enabling of our clients' existing legacy systems, database migration, implementing product upgrades, and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the communications industry wanted to replace its existing legacy system with a modern enterprise resource planning (ERP) solution in order to reduce its IT costs and support its internal business demands for improved system functionality. We helped the client replace its legacy system with a modern ERP solution thereby fully integrating and automating its order and financial management processes into an end-to-end, order-to-cash and procure-to-pay business system. By effectively leveraging our Global Delivery Model and deep knowledge of the consumer electronics industry, our team of approximately 50 consultants designed complex interface architecture to integrate the ERP solution developed by us with the client's existing applications and successfully deployed the solution across four of the client's divisions, all while meeting the client's strict budgetary requirements and tight deadlines. As a result of our involvement, the client was able to go-live with the new solution in less than 18 months and has since met its goal of having 95% of its business units use the ERP functionality.

Package Evaluation and Implementation

We assist our clients in the evaluation and implementations of software packages developed by third-party vendors and provide training and support services in the course of their implementation. We specialize in: enterprise resource planning packages developed by vendors including Oracle, PeopleSoft, Retek and SAP; supply chain management packages developed by vendors including i2, Manugistics and Oracle; customer relationship management packages developed by vendors including PeopleSoft (Vantive) and Siebel; business intelligence packages developed by vendors such as Business Objects and Cognos; and enterprise application integration packages developed by vendors like IBM and TIBCO. Our engagements cover a broad range of industries such as automotive, beverages, financial services, food, healthcare, manufacturing, pharmaceuticals, retail, technology and telecommunications.

As an example, a client, a leading global automotive original equipment manufacturer, needed to deploy a robust and unified human resources management system as part of its workforce integration program. We successfully implemented Oracle's PeopleSoft 8.8 at five locations spanning across the United States, Canada and Mexico. This new platform streamlined human capital management processes across 25,000 client employees, enhanced the client's reporting capabilities and improved its overall productivity and global decision making ability.

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

As an example, a client in mortgage services needed technical assistance in restructuring its IT systems for loan origination and servicing operations. A core team of our IT consultants worked with the client's business team to analyze technology driven process improvement opportunities. Our consultants made several recommendations and redesigned the client's core systems architecture for these operations. An implementation roadmap was also recommended. Because we had developed a clear understanding of the client's systems architecture from this project, we were further engaged to develop the custom IT application for the client's next generation post-mortgage funding system.

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

Testing Services. We offer end-to-end validation solutions and services including enterprise test management, package assurance, performance benchmarking, test automation and product certification. These services are designed to evaluate the efficiency of our clients' technology systems against criteria specified by our clients. For each particular client, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our client's internal systems. Our service professionals are trained in leading test management tools from developers such as Mercury Interactive, IBM-Rational and Segue.

As an example, a client in the telecommunications services industry was faced with a business critical situation where they had to ensure compliance with certain regulatory procedures. This required testing of a complex program involving multiple vendors, multiple locations and a large number of business applications within extremely tight deadlines. Our team of approximately 50 validation experts prepared a coherent validation strategy and performed end to end testing of this program, and also managed the huge integration effort between different component development vendors spread across the globe. This testing solution was delivered to the client within a period of 8 months, enabling the client to meet its deadline and comply with the required regulatory procedures.

Engineering Services. We offer product lifecycle and engineering solutions to our clients across diverse vertical industries including the automotive, aerospace, heavy engineering, energy and process manufacturing industries. We focus on key engineering processes like product development and manufacturing, which have a direct impact on our clients' business metrics. Our service offerings include product design and development for mechanical, electronics, embedded software systems, certification services and product lifecycle management solutions.

For example, one of our clients an original equipment manufacturer in the automotive industry, wanted to optimize its product designs by reducing the weight of a particular assembly of the product and reducing product costs. By leveraging our automotive industry experience, our engineering team created innovative design concepts using advanced computer aided design (CAD) tools. We also used advanced mathematical techniques such as finite element (FE) analysis, thermal analysis and digital prototyping to validate that these concepts met the client's functional, regulatory and manufacturing requirements. The use of these techniques enabled us to reduce significantly our product development time and costs by reducing significantly prototype development and testing. As a result of our efforts, we developed an optimized design for the client in just four months that achieved its aims.

Business Process Management. We offer business process management services and analysis through Infosys BPO.

Infosys BPO enables clients to outsource several process-intensive functions related to customer relationship management, finance and accounting, human resources, the order to cash cycle, direct and indirect procurement, customer services, administration and analytics, and sales order processing. Industry specific service offerings include the following:

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

As an example, we consolidated the Finance and Accounting (F&A) processes for one of our clients, a leading European manufacturer with operations in more than 50 countries. By implementing our 3 key differentiators - domain knowledge, operational excellence and focused technology interventions, our team of 50 consultants provided back end processing for the consolidation and integration of the client's F&A processes. This involved process control, analysis and management of client's business objectives.

Systems Integration. We develop and deliver solutions that enhance the compatibility between various components of our clients' IT infrastructure. Our services are designed to efficiently integrate technology solutions and software systems by leveraging products from multiple partners, operating platforms and vendors in order to efficiently meet our clients' business needs.

As an example, a client, one of Australia's largest financial institutions, wanted to migrate over 10,000 desktops and 350 applications to a standardized operating environment in order to reduce costs, improve performance and enhance security. Using our Global Delivery Model and desktop migration solution, we successfully migrated over 100 desktops a day across 277 locations, including user's accounts, data, applications and print queues. As a result of our efforts, the client obtained reduced IT support costs through the standardization of the operating environment and implementation of remote management on the desktops.

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

For example, we delivered infrastructure management services for a large Europe-based telecommunication service provider. Our client was facing multiple challenges - lack of scalability, complexity of multiple support centers, coordination issues and consistency of service/SLA in managing the network infrastructure for their enterprise customers. We partnered with our client by assisting it in establishing a large dedicated and secure Network Operation center and implementing a service and process architecture that met the business needs of cost control and consistent service delivery. We maintained and improved service levels through services in network infrastructure management including 24x7 monitoring, helpdesk, troubleshooting, fault diagnosis and ongoing management of network devices. We now maintain over 16,000 routers and over 8,000 switches across APAC, the UK and the US providing network services to more than 300 end enterprise customers of our client.

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

As an example, our client, a global transportation company with a presence in over 80 countries, considered alternative strategies to structurally reorganize its business in conjunction with its proposed transformation to become an end-to-end logistics and supply chain management company. We were given the primary responsibility for designing a transformation management office that would utilize world class processes, templates and tools. In addition, we recommended strategic IT organizational alternatives to help the client with the transition of its IT organization. This overall transformation program was intended to enable our client to align its systems and processes with its new business model and enhance customer service levels in areas such as pricing, collection, delivery time, tracking of shipments, payment systems and inquiry handling.

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

OUR CLIENTS

We market our services to large corporations in North America, Europe and the APAC Region. We have a strong market presence in North America and a growing presence in Europe.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2005	2006	2007
North America	65.2%	64.8%	63.3%
Europe	22.3%	24.5%	26.4%
India	1.9%	1.8%	1.6%
Rest of the World	10.6%	8.9%	8.7%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2005	2006	2007
Financial Services	34.5%	36.0%	37.4%
Manufacturing	14.5%	13.9%	13.5%
Telecommunications	18.5%	16.4%	19.3%
Retail	9.7%	10.2%	10.1%
Others (primarily utilities,
logistics and services)	22.8%	23.5%	19.7%
Total	100.0%	100.0%	100.0%

For fiscal 2005, 2006 and 2007 our largest client contributed 5.5%, 4.4% and 7.0% of our total revenues.

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

New Business Development. We use a cross-functional, integrated sales approach in which our account managers, sales personnel and project managers analyze potential projects and collaboratively develop strategies to sell our solutions to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Through Infosys Consulting, we are seeking to develop stronger strategic relationships with the senior management of our clients, which we will then seek to leverage to provide other service offerings.

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

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2007 and 2006, 95.3% and 95.0% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 43 sales and marketing offices located in 23 countries. With our global sales operations spread across different parts of the world and our corporate marketing group in Bangalore, India, we target our efforts towards the world's largest corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2007, we had 458 sales and marketing employees outside of India and 79 in India.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:

  consulting firms such as Accenture, Atos Origin, Bearing Point, Cap Gemini and Deloitte Consulting;
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

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers. In 2006, we were ranked as the best company to work for in India by the TNS-Mercer survey in Business Today.

As of March 31, 2007, we employed approximately 72,200 employees, of which approximately 68,200 are technology professionals. During fiscal 2007, we recorded approximately 19,500 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2007, we received over 1,302,300 applications, tested over 225,400 applicants, interviewed over 91,200 applicants and extended job offers to approximately 36,700 applicants. In fiscal 2007, we added approximately 15,200 new employees, net of attrition. These statistics do not include Infosys BPO, which recruited approximately 4,200 new hires, net of attrition, during fiscal 2007, or our wholly owned subsidiaries.

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

As of March 31, 2007, we employed 261 faculty members in our training division, including 151 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs for 10 to 15 days each year to develop the skills relevant for their roles. Some of the highly specialized programs are outsourced to institutions of high repute on a selective basis.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 4,500 trainees at any one time and is able to provide training facilities for approximately 15,200 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. 15 of our patent applications are pending in the US Patent and Trademark Office and 66 are pending in the Indian Patent Office. We have 4 registered trademarks and several unregistered trademarks in India. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from whom we license a variety of technologies. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all.

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

Our research and development expenses for fiscal 2007, 2006 and 2005 were $37, $23 and $17 million.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

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

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO (formerly Progeon) in April 2002, under the laws of India. Infosys has entered into non-cancellable deferred purchase agreements with Infosys BPO shareholders in respect of 360,417 Infosys BPO Shares for which we have recorded a liability of $5 million. These shares will be transferred to Infosys by February, 2008. Under US GAAP, we have accounted for the above transaction as financing of our purchase of Infosys BPO's minority interest using the guidance in EITF Issue 00-04, Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary. As a result, Infosys effectively holds 99.98% of the equity share capital of Infosys BPO as of March 31, 2007.

As of March 31, 2007, our voting power in Infosys BPO is 98.92%.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. We have invested $10 million in Infosys China as of March 31, 2007. During fiscal 2007 we made an unsecured loan of $2 million to Infosys China.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. We have invested $20 million in Infosys Consulting as of March 31, 2007. There is a further consideration payable to the Managing Directors subject to their continued employment and the achievement of defined financial and non-financial performance goals.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, "Infosys City" is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.55 million square feet of land and 3.5 million square feet of operational facilities. The campus features:

  1,200,000 square feet of landscaped area;
  453 conference rooms;
  An Education and Research unit consisting of 115,000 square feet of facilities space, including a library, 6 class rooms, 12 laboratories, computer-based learning and audio-visual aids, and 60 faculty rooms;
  A Management Development Center consisting of 75,500 square feet of facilities space, with 16 class rooms, 6 rooms with workstations and 24 faculty rooms;
  A world-class conference room with the capacity to simultaneously video-conference 24 locations across the globe;
  Redundant power supply through captive generators;
  Leisure facilities, including tennis courts, a miniature golf course, a basketball court, a swimming pool, health club and a bookstore;
  A multi-level parking lot with a capacity to park 1,200 cars and 800 two wheelers;
  A multi-cuisine restaurant, five food courts and accommodation facilities; and
  A store selling Infosys branded merchandise.

Our capital expenditure on property, plant and equipment for fiscal years 2007, 2006 and 2005 were $336 million, $246 million and $186 million. As of March 31, 2007 we had contractual commitments for capital expenditure of $158 million. All our capital expenditures are financed out of cash generated from operations. We will construct, expand and improve our facilities through the course of fiscal 2008.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have fourteen sales and marketing offices in the United States, five in India, three in Germany, two in Australia and Switzerland, and one each in Belgium, Canada, China, the Czech Republic, Denmark, Finland, France, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Spain, Sweden, the UAE and the UK. We believe our facilities are optimally utilized. Appropriate expansion plans are being planned and undertaken to meet our future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	3,310,025	172,063	Leased
Bangalore (Infosys City), Karnataka	-	3,375,707	Owned
Bangalore (Center Point), Karnataka	115,000	-	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	544,400	1,999,455	Leased
Chandigarh	767,914	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	496,317	577,608	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	473,089	3,754,887	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,489,210	2,194,997	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	-	13,311,117	Leased
Mysore (Hebbal Electronic City), Karnataka	3,043,720	10,727,563	Owned
Mysore (Hebbal Electronic City), Karnataka	-	3,898,858	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	766,979	4,965,005	Leased
Thiruvananthapuram (Technopark), Kerala	-	2,178,009	Leased
TOTAL	11,794,301	49,680,451
Proposed Software Development Facilities
Bangalore (Infosys City), Karnataka	310,000	-	Leased
Chandigarh	223,026		Leased
Chennai (Maraimalai Nagar), Tamil Nadu	1,454,000	-	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	333,313	-	Owned
Bhubaneshwar (Chandaka Industrial Area), Orissa	329,230	-	Leased
Mangalore, Karnataka	434,000		Leased
Mysore (Hebbal Electronic City), Karnataka	4,415,760	-	Leased
Pune (Hinjewadi Phase II), Maharashtra	2,762,710	-	Leased
TOTAL	10,262,039	-

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

Our research and development expenses for the fiscal years ended March 31, 2007, 2006 and 2005, were $37 million, $23 million and $17 million.

TREND INFORMATION

This information is set forth under the caption 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'project', 'seek', 'should', 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading 'Risk Factors' and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Annual Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance. Progeon Limited, our business process outsourcing subsidiary, was renamed Infosys BPO Limited effective August 29, 2006. Infosys Technologies (Shanghai) Co. Limited was renamed Infosys Technologies (China) Co. Limited during the year ended March 31, 2007.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we became the first Indian company to be added to the NASDAQ-100 Index and with this, we became the only Indian company to be a part of any of the major global indices.

During the year we increased our share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares, representing 25.52% equity interest of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, representing 3.31% equity interest of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, representing 0.63% equity interest of Infosys BPO in January 2007 and a committed purchase of 360,417 shares, representing 1.06% equity interest of Infosys BPO to be transferred by February 2008, from the minority share-holders;
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007.

An aggregate consideration of $148 million was paid and 151,933 Infosys options were granted to the minority share-holders and options holders for consummating the above transactions. Further, an amount of $5 million was accounted as a liability on our balance sheet in connection with the committed purchase of Infosys BPO shares entered into in January 2007. As of March 31, 2007, we effectively held 99.98% of the outstanding equity shares of Infosys BPO.

At our Annual General Meeting held on June 10, 2006, our shareholders approved a final dividend of approximately $0.09 per equity share and a Silver Jubilee special dividend of approximately $0.33 per equity share, which resulted in a cash outflow of approximately $265 million, including corporate dividend tax. In October 2006, an interim dividend of approximately $0.11 per equity share for fiscal 2007 was approved by our Board of Directors, which resulted in a cash outflow of approximately $71 million including corporate dividend taxes. Further, our Board of Directors, in their meeting held on April 13, 2007, have proposed a final dividend of approximately $0.15 per equity share. The proposal is subject to the approval of the members at the Annual General Meeting to be held on June 22, 2007 and, if approved, would result in a cash outflow of approximately $101 million (including corporate dividend tax of $15 million).

The Finance Bill, 2007 which is currently pending before Parliament also proposes to consider any specified security or sweat equity shares allotted or transferred, directly or indirectly, by the company free of cost or at concessional rate to its employees for the purposes of a Fringe Benefits Tax, or FBT. The value of fringe benefit will be the fair market value, or FMV, of the specified security or share on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. This would be applicable for options exercised on or after April 1, 2007. As of March 31, 2007, we have approximately 2.08 million options outstanding under our 1998 ADS stock option plan with a weighted average exercise price of $21 and 1.90 million options outstanding under our 1999 equity stock option plan with a weighted average exercise price of $26. As of March 31, 2007, the market price of our ADS was $50.25 and the market price of our equity share was $46.84.

Senior Management Changes

Mr. Nandan M. Nilekani will be retiring from his position as Chief Executive Officer and Managing Director on June 21, 2007 and will assume the position of the Co-Chairman of the Board effective June 22, 2007. Mr. S. Gopalakrishnan will assume the role of the Chief Executive Officer and Managing Director effective June 22, 2007. Mr. S.D. Shibulal will assume the role of Chief Operating Officer of the Company effective June 22, 2007.

The following table sets forth our growth in revenues, net income and number of employees from fiscal 2003 to fiscal 2007:
(Dollars in millions)
	Fiscal 2003	Fiscal 2007	Compound Annual Growth Rate %
Revenues	$754	$3,090	42.3%
Net income	$195	$ 850	44.5%
Approximate number of employees at the end of the fiscal year	15,900	72,200	46.0%

The following table sets forth our growth in revenues and net income for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	2006	2007	Percentage Change
Revenues	$2,152	$3,090	43.6%
Net income	$555	$850	53.2%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2006 and fiscal 2007, 95.0% and 95.3% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

We are able to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

The following table sets forth our revenues by geographic segments for fiscal 2006 and 2007:

Geographic Segments	Fiscal 2006 (Percentage of Revenues)	Fiscal 2007 (Percentage of Revenues)
North America	64.8%	63.3%
Europe	24.5%	26.4%
India	1.8%	1.6%
Rest of the World	8.9%	8.7%

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.8% of our total revenues for fiscal 2006 and 3.9% of our total revenues for fiscal 2007.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Cost of Revenues

Cost of revenues represented 57.5% of total revenues for fiscal 2007. Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is expensed of over the estimated useful life. Cost of revenues also includes stock compensation expenses. Beginning April 1, 2006, we adopted SFAS No.123 (revised 2004), Share-Based Payment using the modified prospective approach. We recorded stock-based compensation expense of $3 million during the year ended March 31, 2007, using the fair value recognition provisions contained in SFAS No. 123(R).

We typically assume full project management responsibility for each project that we undertake. Approximately 72.3% and 71.6% of the total billed person-months for our services during fiscal 2006 and 2007 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2006 and 2007, approximately 3.0% and 3.6 % of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 6.8% of total revenues for fiscal 2007. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We recorded stock-based compensation expense of $1 million during the year ended March 31, 2007, using the fair value recognition provisions contained in SFAS No. 123(R). We may increase our selling and marketing expenses to increase brand awareness among target clients, and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

General and administrative expenses represented 8.0% of total revenues for fiscal 2007. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. We recorded stock-based compensation expense of $1 million during the year ended March 31, 2007, using the fair value recognition provisions contained in SFAS No. 123(R).

Amortization of Intangible Assets

Our amortization of intangible assets relates to identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives. We recorded an amortization expense of $3 million during the year ended March 31, 2007.

Gain on Sale of Long Term Investment

In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million during fiscal 2005. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the year ended March 31, 2007 resulting in a gain of $1 million for the year.

Other Income, net

Other income/(expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Annual Report are reported in US dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income/loss.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

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

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $160 and $224 million for fiscal 2006 and 2007 compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, and a credit of $29 million being liability no longer required for taxes payable in foreign jurisdictions consequent to expiry of the limitation period and completion of assessment by taxation authorities, our effective tax rate for fiscal 2007 was 9.0% which would have been 12.1% without considering the credit of $29 million. Our Indian statutory tax rate for the same period was 33.66%.

The Finance Bill, 2007, currently pending before the Indian Parliament, has proposed to include income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, would be 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next five years. Although MAT paid by us can be set off against our future income tax liability over the next five years, our tax expense may increase, reducing our profitability.

Minority interest

Minority interest represents the share of minority shareholders in the profits of Infosys BPO, our majority owned and consolidated subsidiary.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2005	2006	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	56.8%	57.8%	57.5%
Gross profit	43.2%	42.2%	42.5%
Operating Expenses:
Selling and marketing
expenses	6.5%	6.3%	6.8%
General and administrative
expenses	8.0%	8.0%	8.0%
Amortization of
intangible assets	0.1%	-	0.1%
Total operating expenses	14.6%	14.3%	14.9%
Operating income	28.6%	27.9%	27.6%
Gain on sale of long term
investment	0.7%	-	-
Other income, net	1.5%	1.4%	2.7%
Income before income taxes	30.8%	29.3%	30.3%
Provision for income taxes	4.5%	3.3%	2.7%
Income before
minority interest	26.3%	26.0%	27.6%
Minority interest	-	0.2%	0.1%
Net income	26.3%	25.8%	27.5%

Results for Fiscal 2007 compared to Fiscal 2006

Revenues

The following table sets forth the growth in our revenues from fiscal 2006 to fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Revenues	$2,152	$3,090	$938	43.6%

Revenues increased in most segments of our services except for a decrease in transportation services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as financial services and telecommunications.

The following table sets forth our revenues by industry segments for fiscal 2006 and fiscal 2007:

	Percentage of Revenues
Industry Segments	Fiscal 2006	Fiscal 2007
Financial services	36.0%	37.4%
Manufacturing	13.9%	13.5%
Telecommunication	16.4%	19.3%
Retail	10.2%	10.1%
Others including utilities,
logistics and services	23.5%	19.7%

Revenues from services represented 96.1% of total revenues for fiscal 2007 as compared to 96.2% for fiscal 2006. We also generate revenue from software application products, including banking software. Such software products represented 3.9% of our total revenues for fiscal 2007 and 3.8% of our total revenues for fiscal 2006.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2006 and fiscal 2007:

	Percentage of total services revenues
	Fiscal 2006	Fiscal 2007
Fixed-price, fixed-timeframe
contracts	28.1%	26.7%
Time-and-materials contracts	71.9%	73.3%

The following table sets forth our revenues by geographic segments for fiscal 2006 and fiscal 2007:

	Percentage of Revenues
Geographic Segments	Fiscal 2006	Fiscal 2007
North America	64.8%	63.3%
Europe	24.5%	26.4%
India	1.8%	1.6%
Rest of the World	8.9%	8.7%

During fiscal 2007 the total billed person-months for our services other than business process management grew by 35.6% compared to fiscal 2006. The onsite and offshore billed person-months growth for our services other than business process management were 40.9% and 33.1% during fiscal 2007 compared to fiscal 2006. We have recently experienced an increase in pricing on engagements with some of our customers. During fiscal 2007 there was 4.4% increase in onsite rates and a 2.7% increase in offshore rates compared to fiscal 2006 for our services other than business process management.

Cost of revenues

The following table sets forth our cost of revenues for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Cost of revenues	$1,244	$1,777	$533	42.8%
As a percentage
of revenues	57.8%	57.5%

The increase in our cost of revenues is mainly attributable to increases of approximately $433 million in personnel costs due to new hires and a compensation review effected in April 2006, $28 million in cost of technical sub-contractors, $24 million in overseas travel expenses, $16 million in depreciation expenses, $14 million in cost of software purchased for our own use, $6 million in provision for post sales client support and $5 million in travelling expenses.

Gross profit

The following table sets forth our gross profit for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Gross profit	$908	$1,313	$405	44.6%
As a percentage
of revenues	42.2%	42.5%

The increase in gross profit as a percentage of revenues from fiscal 2006 to fiscal 2007 is attributable to a 43.6% increase in revenues for fiscal 2007 substantially offset by a 42.8% increase in cost of revenues in the same period compared to fiscal 2006.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Selling and
marketing expenses	$136	$209	$73	53.7%
As a percentage
of revenues	6.3%	6.8%

The number of our sales and marketing personnel increased from 444 as of March 31, 2006 to 537 as of March 31, 2007. The increase in selling and marketing expenses is mainly attributable to increases of approximately $41 million in personnel costs of selling and marketing employees related to new hires and the compensation review effected in April 2006, $16 million in commission charges, $6 million in overseas travel expenses, $5 million in brand building expenses and $3 million in marketing expenses.

General and administrative expenses

The following table sets forth our general and administrative expenses for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
General and
Administrative
expenses	$173	$249	$76	43.9%
As a percentage
of revenues	8.0%	8.0%

The increase in general and administrative expenses was primarily attributable to increases of approximately $23 million for personnel costs on account of new hires and the compensation review effected in April 2006, $10 million in professional charges, $7 million each in telecommunication charges and office maintenance charges, $6 million each in travel expenses and power and fuel charges, $4 million in provision for bad and doubtful debts, $3 million each in rates and taxes and research grants and $2 million in repairs to building. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and economic environment in which they operate. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of intangible assets

The amortization of intangible assets for fiscal 2007 represents $3 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price of Infosys BPO. There was no amortization of intangible assets for fiscal 2006.

Operating income

The following table sets forth our operating income for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Operating income	$599	$852	$253	42.2%
As a percentage of
revenues	27.9%	27.6%

Gain on sale of long term investment

We had no gain on sale of long term investment in fiscal 2006. In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the year ended March 31, 2007, resulting in a gain of $1 million for the year.

Other income, net

The following table sets forth our other income, net for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Other income, net	$31	$83	$52	167.7%

Other income, net, consists mainly of interest and income from investment in liquid mutual fund units, foreign exchange gains/(losses) and provision for investments. Interest income and income from investment in liquid mutual fund units was approximately $48 million and $71 million during fiscal 2006 and 2007.

We recorded foreign exchange losses of $18 million in fiscal 2006 compared to an $8 million gain in fiscal 2007. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2006 and 2007 are denominated:

	Percentage of Revenues
Currency	Fiscal 2006	Fiscal 2007
US dollar	77.4%	72.9%
United Kingdom Pound Sterling	8.6%	12.5%
Euro	4.5%	4.8%
Others	9.5%	9.8%

The following table sets forth information on the foreign exchange rates in rupees per US dollar, United Kingdom Pound Sterling and Euro for fiscal 2006 and fiscal 2007:

	Fiscal 2006 (Rs.)	Fiscal 2007 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
US dollar	44.21	45.06	(1.9)%
United Kingdom Pound Sterling	78.63	86.00	(9.4)%
Euro	53.72	58.29	(8.5)%

	Fiscal 2006 (Rs.)	Fiscal 2007 (Rs.)
Exchange rate at the beginning of the period
US dollar	43.62	44.48
United Kingdom Pound Sterling	82.18	77.36
Euro	56.52	53.99
Exchange rate at the end of the period
US dollar	44.48	43.10
United Kingdom Pound Sterling	77.36	84.84
Euro	53.99	57.64
Appreciation / (Depreciation) during the period in percentage
US dollar	(2.0)%	3.1%
United Kingdom Pound Sterling	5.9%	(9.7)%
Euro	4.5%	(6.8)%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. We held foreign exchange forward contracts of $119 million as of March 31, 2006 and $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million of forward exchange contracts as of March 31, 2007. The foreign exchange forward contracts mature in between 1 to 12 months. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of March 31, 2007, we held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro accelerator options of Euro 24 million and target redemption structure options of United Kingdom Pound Sterling 16 million.

We had recorded losses of $15 million on account of foreign exchange forward contracts for fiscal 2006 while we have recorded a gain of $14 million for fiscal 2007, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Provision for
income taxes	$70	$84	$14	20.0%
Effective tax rate	11.1%	9.0%

The provision for tax for fiscal 2007 included a credit of $29 million for liability no longer required for taxes payable in foreign jurisdictions consequent to expiry of a limitation period and completion of assessment by taxation authorities. Due to the tax credit the effective tax rate for fiscal 2007 has decreased to a reported rate of 9.0% as against a rate of 12.1% computed without considering the tax credit. The increase in the effective tax rate to 12.1% without considering the tax credit included in provision for taxes for fiscal 2007 from 11.1% is mainly due to higher onsite profitability and expiry of tax holiday in certain STP units.

Minority Interest

Minority interest of $2 million for fiscal 2007 represents the share of minority shareholders in the profits of Infosys BPO, our majority owned and consolidated subsidiary.

Net income

The following table sets forth our net income for fiscal 2006 and fiscal 2007:
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Net income	$555	$850	$295	53.2%
As a percentage
of revenues	25.8%	27.5%

The increase in net income as a percentage of revenues from fiscal 2006 to fiscal 2007 is attributable to a 44.6% increase in gross profit for fiscal 2007 compared to fiscal 2006. Further, there has been an increase in selling and marketing expenses, general and administrative expenses and provision for income taxes of 53.7%, 43.9% and 20.0% respectively offset by an increase of 167.7% in other income and a decrease of 60.0% in minority interest.

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

During fiscal 2006 the total billed person-months for our services other than business process management grew by 31.3% compared to fiscal 2005.The onsite and offshore volume growth were 32.1% and 30.9% during fiscal 2006 compared to fiscal 2005. We had seen a slight increase in pricing on engagements with some of our customers. During fiscal 2006 there was 0.3% increase in onsite rates and a 0.8% increase in offshore rates compared to fiscal 2005.

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

The following table sets forth the currency in which our revenues for fiscal 2005 and 2006 are denominated:

	Percentage of Revenues
Currency wise revenues	Fiscal 2005	Fiscal 2006
US dollar	79.4%	77.4%
United Kingdom Pound Sterling	6.5%	8.6%
Euro	4.9%	4.5%
Others	9.2%	9.5%

The following table sets forth information on the foreign exchange rates in rupees per US dollar, United Kingdom Pound Sterling and Euro for fiscal 2005 and fiscal 2006:

Exchange rate	Fiscal 2005	Fiscal 2006	Appreciation/(Depreciation)
	(Rs.)	(Rs.)	in percentage
Rate at the beginning of the fiscal year
US dollar	43.40	43.62	(0.5)%
United Kingdom Pound Sterling	80.52	82.18	(2.1)%
Euro	53.77	56.52	(5.1)%
Rate at the end of the fiscal year
US dollar	43.62	44.48	(2.0)%
United Kingdom Pound Sterling	82.18	77.36	5.9%
Euro	56.52	53.99	4.5%
Average rate during the fiscal year
US dollar	44.87	44.21	1.5%
United Kingdom Pound Sterling	83.13	78.63	5.4%
Euro	56.76	53.72	5.4%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $353 million and $119 million as of March 31, 2005 and 2006, respectively. The foreign exchange forward contracts mature in between 1 to 12 months. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. We had recorded losses of $1 million on account of foreign exchange forward contracts for fiscal 2005 while we have recorded losses of $15 million for fiscal 2006, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

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

Minority Interest

Minority interest of $5 million for fiscal 2006 represents the share of minority shareholders in the profits of Infosys BPO, our majority owned and consolidated subsidiary.

Net income

The following table sets forth our net income for fiscal 2005 and fiscal 2006:
(Dollars in millions)
	Fiscal 2005	Fiscal 2006	Change	Percentage Change
Net income	$419	$555	$136	32.5%
As a percentage
of revenues	26.3%	25.8%

The increase in net income as a percentage of revenues from fiscal 2005 to fiscal 2006 is attributable to a 32.0% increase in the gross profit for fiscal 2006 compared to fiscal 2005. Further, there has been an increase in selling and marketing expenses, general and administrative expenses and minority interest of 32.0%, 36.2% and 100.0% respectively offset by an increase of 29.2% in other income and decrease in provision for income taxes of 2.8%.

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

As of March 31, 2007, we had $1,743 million in working capital, including $1,403 million in cash and cash equivalents and $6 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our present requirements. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments, in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $599 million and $862 million for fiscal 2006 and 2007. Net cash provided by operations consisted primarily of net income adjusted for depreciation and amortization, minority interest, stock compensation expenses, deferred taxes and increases in accounts payable, unearned revenue, other accrued liabilities, offset in part by increase in accounts receivable, prepaid expenses and other current assets, unbilled revenue and income taxes payable.

Trade accounts receivable increased by $65 million during fiscal 2006, compared to an increase of $184 million during fiscal 2007. Accounts receivable as a percentage of last 12 months revenues represented 16.8% and 18.3% as of March 31, 2006 and 2007. Other accrued liabilities increased by $39 million during fiscal 2006, compared to an increase of $95 million during fiscal 2007. There has been an increase in unbilled revenues of $16 million during fiscal 2006, compared to an increase of $24 million during fiscal 2007. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $5 million during fiscal 2006, compared to the decrease of $1 million during fiscal 2007. Unearned revenues increased by $24 million during fiscal 2006, compared to an increase of $26 million during fiscal 2007. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 28.1% and 71.9% of total services revenues for the fiscal 2006, as compared to 26.7% and 73.3% in fiscal 2007. The changes in individual line items impacting cash flows is consistent with the growth in our revenues and volume of operations.

Net cash used in investing activities was $148 million and $334 million in fiscal 2006 and 2007. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2006 and 2007 was $246 million and $336 million. During fiscal 2006, we invested $419 million in liquid mutual funds, $11 million in non-current deposits with corporations, and redeemed mutual fund investments of $523 million. During fiscal 2007, we invested $1,002 million in liquid mutual funds, $14 million in non-current deposits with corporations, and redeemed mutual fund investments of $1,163 million. The proceeds realized from the redemption of mutual fund investments were largely invested in bank deposits.

During the year we increased our share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares, representing 25.52% equity interest of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, representing 3.31% equity interest of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, representing 0.63% equity interest of Infosys BPO in January 2007 and a committed purchase of 360,417 shares, representing 1.06% equity interest of Infosys BPO to be transferred by February 2008, from the minority share-holders;
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007.

An aggregate consideration of $148 million was paid and 151,933 Infosys options were granted to the minority share-holders and options holders for consummating the above transactions. Further, an amount of $5 million was accounted as a liability. As of March 31, 2007 we effectively held 99.98% of the outstanding equity shares of Infosys BPO

Prior to the current fiscal year, we used to provide various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $28 million were outstanding as of March 31, 2007 and 2006.

Net cash provided by financing activities for fiscal 2006 was $37 million. This primarily comprised of $128 million of cash raised by issuance of equity shares on exercise of stock options by employees, partially offset by dividend payments of $91 million. Net cash used in financing activities for fiscal 2007 was $55 million. This primarily comprised of dividend payments of $336 million partially offset by $277 million of cash raised by issuance of equity shares on exercise of stock options by employees. Our employees exercised approximately 1.37 million options and 8.60 million options under our 1998 ADS stock option plan and 1999 equity stock option plan respectively during fiscal 2006 as against 2.29 million options and 17.81 million options under our 1998 ADS stock option plan and 1999 equity stock option plan respectively during fiscal 2007.

Our Board of Directors, in their meeting on April 13, 2007, have proposed a final dividend of approximately $0.15 per equity share. The proposal is subject to the approval of members at the Annual General Meeting to be held on June 22, 2007 and, if approved, would result in a cash outflow of approximately $101 million including corporate dividend tax of $15 million.

As of March 31, 2006, we had contractual commitments for capital expenditure of $117 million, compared to $158 million as of March 31, 2007. These commitments include approximately $106 million in commitments for domestic purchases as of March 31, 2006, compared to $137 million as of March 31, 2007, and $11 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2006, compared to $21 million as of March 31, 2007, which we expect to be significantly completed by September 2007.

We have provided information to the public regarding forward-looking guidance on our business operations.

Reconciliation between Indian and US GAAP

All financial information in this Annual Report is presented in accordance with US GAAP, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to US GAAP requirements for the:

  accounting for stock-based compensation under SFAS 123R and;
  amortization of intangible assets.
Reconciliation of Net Income
(Dollars in million)
	Fiscal
	2005	2006	2007
Net profit as per Indian GAAP	$423	$555	$858
Stock compensation expense (SFAS 123R)	-	-	(5)
Forward contracts
- marked to market	(4)	-	-
Amortization of intangible assets	(2)	-	(3)
Deferred taxes arising due
to GAAP differences	2	-	-
Net income as per US GAAP	$419	$555	$850

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the US dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2006 and 2007, US dollar denominated revenues represented 77.4% and 72.9% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 8.6% and 12.5% of total revenues while revenues denominated in the Euro represented 4.5% and 4.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts and options contracts to cover a portion of outstanding accounts receivable. As of March 31, 2006 and 2007, we had outstanding forward contracts in the amount of $119 million and $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million. As of March 31, 2007, we held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator options of Euro 24 million and Target Redemption Structure options of United Kingdom Pound Sterling 16 million. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation ("FIN") No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and does not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on the financial position, cash flows or results of our operations.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board released FASB 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and has not yet determined the impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

Stock compensation expense

We adopted FASB Statement No.123 (revised 2004) (SFAS 123R), Share-Based Payment, effective April 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. We elected the modified prospective method as prescribed in SFAS 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of April 1, 2006. In addition, we previously accounted for forfeitures when they occurred. Commencing at the date of adoption, we included a forfeiture estimate in the amount of compensation expense being recognized. The adoption of SFAS 123R, has resulted in the recognition of stock compensation expense of $5 million for fiscal 2007.

Prior to April 1, 2006 we followed the intrinsic value-based accounting method for stock-based employee compensation plans for our fixed stock option plans based on Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans, however, as allowed by SFAS 123, we elected to continue to apply the intrinsic value-based method of accounting and adopted disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure.

Gratuity

We adopted Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R effective March 31, 2007. Pursuant to the adoption, funded status of the defined benefit plan is recognized in the statement of financial position as an asset if the plan is over-funded or as a liability if the plan is under-funded. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. Incremental impact of adopting SFAS No. 158 on individual line items have been disclosed in the financial statements.

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

Estimates

We prepare financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

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

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences might result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

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

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee's conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to 'contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts' and 'contracts for services performed by architects, engineers, or architectural or engineering design firms', as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

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

In arrangements with respect to software development and related services and maintenance services, we have specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. Our arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. We use the relative fair value method to allocate revenue to maintenance services and software development and related services. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

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

We recognize revenue only on collectability being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

We account for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in our arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. We recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, we recognize the liability based on its estimate of the customer's future purchases. If we cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, we do not recognize any revenue up front for breakages immediately on the inception of an arrangement.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of March 31, 2007. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2007. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2007 and March 31, 2006, we recorded valuation allowance of $15 million and $1 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable, investments and losses in subsidiary. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

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

OFF-BALANCE SHEET ARRANGEMENTS

None

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2007.

Contractual obligations ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$47	$11	$15	$11	$10
Purchase obligations	$161	$160	$1	-	-
Other long term liabilities	$1	-	-	-	$1
Post employment benefits obligations	$55	$4	$9	$13	$29
Total	$264	$175	$25	$24	$40

Purchase Obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Post employment benefits obligations are the benefit payments, which reflect and are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
N. R. Narayana Murthy	60	Chairman of the Board and Chief Mentor
Nandan M. Nilekani (7)	51	Director, Chief Executive Officer and Managing Director
S. Gopalakrishnan (8)	52	President, Chief Operating Officer and Joint Managing Director and Head - Customer Service and Technology
Deepak M. Satwalekar (1)(2)(3)(4)	58	Lead Independent Director
Marti G. Subrahmanyam (1)(2)(3)(6)	60	Director
Omkar Goswami (1)(2)(4)(5)	50	Director
Rama Bijapurkar (1)(2)(5)	50	Director
Claude Smadja (1)(4)(5)(6)	61	Director
Sridar A. Iyengar (1)(2)(3)(6)	59	Director
David L. Boyles (1)(2)(4)(6)	58	Director
Jeffrey Sean Lehman (1)(3)(4)(5)	51	Director
K. Dinesh	52	Director and Head - Information Systems,
		Quality and Productivity, and Communication Design Group
S. D. Shibulal (9)	52	Director and Group Head - Worldwide Sales and Customer Delivery
T. V. Mohandas Pai	48	Director and Head -Administration, Human Resources, Education and Research
Srinath Batni	52	Director and Group Co Head -World-wide Customer Delivery
V. Balakrishnan	42	Chief Financial Officer

(1) Independent Director
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominations Committee
(5) Member of the Investors' Grievance Committee
(6) Member of the Risk Management Committee
(7) Mr. Nandan M Nilekani will be retiring from his position as Chief Executive Officer and Managing Director on June 21, 2007 and will become the Co-Chairman of the Board of Directors effective June 22, 2007.
(8) Mr. S. Gopalakrishnan will become our Chief Executive Officer and Managing Director effective June 22, 2007.
(9) Mr. S. D. Shibulal will become our Chief Operating Officer effective June 22, 2007.

N. R. Narayana Murthy co-founded Infosys in 1981 and since August 2006 he has been our Non-executive Chairman and Chief Mentor. Mr. Murthy served as our CEO for 20 years between 1981 and 2002. Under his leadership, Infosys was listed on NASDAQ in 1999. He retired from the position of CEO in 2002 and served as the Executive Chairman of the Board and Chief Mentor until August 2006. He retired from employment in August 2006. He also serves as a director of Infosys China and Infosys Consulting.

Mr. Murthy serves as an independent director on the board of the DBS Bank, Singapore, DBS Group Holdings. and New Delhi Television Limited, India. He serves as a member of the Prime Minister's Council on Trade and Industry, as a member of the Board of Directors of the United Nations Foundation and as a member of the Board of Trustees of The Indus Entrepreneurs, or Tie, Inc.

Mr. Murthy is the chairman of the governing body of the Indian Institute of Information Technology, Bangalore. He is a member of the Board of Overseers of the University of Pennsylvania's Wharton School, Cornell University Board of Trustees, Singapore Management University Board of Trustees, INSEAD's Board of Directors and the Asian Institute of Management's Board of Governors. He is also a member of the Advisory Boards and Councils of various well-known universities - such as the Stanford Graduate School of Business and the University of Tokyo.

In August 2004, TIME magazine's "Global Tech Influentials" list named Mr. Murthy as one of the ten leaders who are helping shape the future of technology. In 2005, the Economist ranked him 8th among the 15 most admired global leaders and the Financial Times ranked him 28th among the world's most-respected business leaders. He topped the Economic Times Corporate Dossier list of India's most powerful CEOs for two consecutive years - 2004 and 2005. In 2006, TIME magazine voted him as one of the Asian heroes who have brought about revolutionary changes in Asia in the last 60 years.

Mr. Murthy holds a B.E. from the University of Mysore and an M. Tech. from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer and Managing Director. Prior to this, Mr. Nilekani served in various capacities with us, including as our Chief Operating Officer and Head - Banking Business Unit. On June 21, 2007, Mr. Nilekani will retire from his position as Chief Executive Officer and Managing Director and will become our Co-Chairman effective June 22, 2007.

Mr. Nilekani also serves as an independent director on the board of Reuters Group plc. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of Tie, Inc. He also serves on the London Business School's Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India's Advisory Group on Corporate Governance.

Mr. Nilekani received a Bachelor of Technology, or B. Tech., in Electrical Engineering from IIT Bombay.

S. Gopalakrishnan is a co-founder of Infosys and has served as one of our directors since 1981. He is currently President, Chief Operating Officer, Joint-Managing Director and Head - Customer Service and Technology. He also serves as the Chairman of Infosys Consulting. From 1996 to 1998, he was the head of Client Delivery and Technology, and from 1994 to present he has been the head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the US-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, he was Technical Director of Infosys. Effective June 22, 2007, Mr. Gopalakrishnan will become our Chief Executive Officer and Managing Director. Mr. Gopalakrishnan received an M. Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

Deepak M. Satwalekar has served as one of our directors since October 1997. He is currently the Lead Independent Director on our board. He has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd since 2000. He also serves on the board of several other companies including Housing Development Finance Corporation Limited, Asian Paints Limited, Nicholas Piramal India Limited, Arvind Mills Limited and Entertainment Network (India) Limited. He is the Chairman of the compensation committee of Entertainment Network (India) Limited and also serves as a member of the compensation committees of Arvind Mills Limited and Asian Paints Limited. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations center for Human Settlements (HABITAT). He is actively involved in the Confederation of Indian Industries (CII). He obtained a Bachelors Degree in Technology from IIT, Bombay and a Masters Degree in Business Administration from The American University, Washington, D.C.

Marti G. Subrahmanyam has served as one of our directors since April 1998. He also sits on the boards of several other companies, including ICICI Bank Limited, and Nomura Asset Management (USA) Inc. He also serves as member of the Board Governance and Remuneration committee of ICICI Bank Limited. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently, the University of Melbourne in Australia. Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University's Distinguished Teaching Medal. He serves as a consultant to several corporations, industrial groups, and financial institutions around the world, such as Merrill Lynch and the State Street Bank. He serves as an advisor to international and government organizations, including the Securities and Exchange Board of India. Professor Subrahmanyam holds degrees from IIT, Madras, the Indian Institute of Management, or IIM, Ahmedabad, and the Massachusetts Institute of Technology.

Omkar Goswami has served as one of our directors since November 2000. In April 2004, he set up CERG Advisory, a company specializing in corporate consulting and economic advisory services, of which he is the Founder-Chairman. Before that, he was the Chief Economist to the CII from August 1998 to March 2004. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he taught at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University, and the Indian Statistical Institute, New Delhi. Dr. Goswami also serves on the boards of several other companies including Dr. Reddy's Laboratories Limited, Infrastructure Development and Finance Company Limited, or IDFC, Crompton Greaves Limited, Sona Koyo Steering Systems Limited, SRF Limited, Gujarat Ambuja Cements Limited and Cairn India Limited. He serves as the Chairman of the audit committee of Dr. Reddy's Laboratories Limited and as a member of the audit committee of IDFC, Crompton Greaves Limited, Sona Koyo Steering Systems Limited and Cairn India Limited. He serves as Chairman of the compensation committee of IDFC and member of the compensation committee of Dr. Reddy's Laboratories Limited, SRF Limited and Cairn India Limited. He is also a member of the nominations committee of Dr. Reddy's Laboratories Limited. Dr. Goswami has served on several Government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. Dr. Goswami received his Masters of Economics from the Delhi School of Economics and his Ph.D. (D.Phil) in Economics from Oxford University.

Rama Bijapurkar has served as one of our directors since March 2001. She also serves on the boards of several other companies including Godrej Consumer Products Limited, CRISIL Limited, UTI Bank Limited and Entertainment Network (India) Limited. She serves as a member of the audit committee and Chairperson of the nominations committee of Godrej Consumer Products Limited. She also serves as a member of the compensation committee of CRISIL Limited. She is an independent management consultant specializing in the area of market strategy. She has her own consulting practice and works across a wide range of sectors and organization types. In addition, she is a visiting faculty member at the IIM, Ahmedabad. Prior to setting up her consulting practice in 1997, she worked for 20 years in market research and market strategy consulting with various organizations, the last two being with McKinsey and Company, India and Marg Marketing and Research Group. Ms. Bijapurkar has a Post Graduate Diploma in Management (recognized in India as equivalent to a Masters in Business Administration) from IIM, Ahmedabad and holds a B.Sc (Honors) degree in Physics from the Delhi University.

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and governments on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja serves on the boards of several private corporations. He is also a member of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar A. Iyengar has served as one of our directors since April 2003. He serves on the boards of several other companies, including ICICI Bank Limited, OnMobile Asia Pacific Private Limited and Infosys BPO. Previously he was the Partner-in-Charge of KPMG's Emerging Business Practice. Mr. Iyengar has held a number of leadership roles within KPMG's global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific - as well as in all four of KPMG's functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that, he headed the International Services practice on the west coast of United States. On his return from India in 2000, he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Mr. Iyengar is Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor Degree in Commerce (Honors) from the University of Kolkata and has attended the Executive Education course at Stanford.

David Boyles has served as one of our directors since July 2005. He is currently an independent management consultant specialising in IT governance and business/technology alignment. He is also an Adjunct Professor in the School of Computing of the University of Tasmania. Before entering the consulting field, Mr. Boyles held a series of senior leadership positions at large multinational corporations. In December 2003, he retired from the position of Chief Operations Officer at ANZ Banking Group ("ANZ"). Mr. Boyles had joined ANZ as Chief Information Officer in 1998. Prior to ANZ, Mr. Boyles was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies, including smart cards. Mr. Boyles has also held executive leadership positions at Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). Mr. Boyles holds an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from the University of Northern Colorado.

Jeffrey Sean Lehman has served as one of our directors since April 2006. He is Professor of Law and Former President at Cornell University and is a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. and the President of the Joint Center for China-US Law and Policy Studies at Peking University and Beijing Foreign Studies University. Prior to entering academia, Mr. Lehman practiced tax law in Washington, D.C., with the firm of Caplin and Drysdale. Mr. Lehman taught law and public policy at the University of Michigan, specializing in the law and policy of the American welfare state, before becoming dean of the law school. During the last two years of his tenure as Dean, Mr. Lehman also served as President of the American Law Deans Association. In 2004, Mr. Lehman was named an honorary professor at China Agricultural University. In 2005, Peking University awarded Mr. Lehman an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China. In 2006, Mr. Lehman was named an honorary professor at Xiamen University. Mr. Lehman is a member of the governing boards of Internet2 and Leadership Enterprise for a Diverse America. Mr. Lehman earned an A.B. in mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan.

K. Dinesh is a co-founder of Infosys and has served as Director since 1985. He is currently Head - Information Systems, Quality and Productivity, and Communication Design Group. Mr. Dinesh also serves as the Chairperson of Infosys Australia. He has served as Head-Quality and Productivity and Information Systems (IS) since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. He received a Masters degree in Mathematics from the Bangalore University.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Infosys BPO Limited, Infosys Consulting and as Chairperson of Infosys China. He is currently our Head - Worldwide Customer Sales and Delivery. From 1998 to 1999, he was our Head - Manufacturing, Distribution and Year 2000 Business Unit, as well as Head - Internet and Intranet Business Unit. Effective June 22, 2007, Mr. Shibulal will become our Chief Operating Officer. Mr. Shibulal received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai is member of the Board and Director-Human Resources, Education and Research and Administration. He is also the Chairperson of Infosys BPO and serves as a director of Infosys China. Mr. Pai joined Infosys in 1994 and has served as a Member of the Board since May 2000. He served as the Chief Financial Officer from 1994 to 2006. In 2006, he voluntarily retired from the position of Chief Financial Officer to lead efforts in the areas of Human Resources and Education & Research. Mr. Pai was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He is a member of the Accounting Standard Committee set up by SEBI and was also a member of the Kelkar Committee on Direct Taxes. Mr. Pai has a bachelor's degree in commerce (B.Com) from St. Joseph's College of Commerce, Bangalore and a bachelor's degree in law (LLB) from Bangalore University. He is a Fellow Chartered Accountant (FCA).

Srinath Batni has served as one of our directors since May 2000. He is currently our Group Co Head - Customer Delivery. Mr. Batni also serves as a director of Infosys China and Infosys Australia. From 1996 to 2000 he served as Senior Vice President and Head - Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

In August 2006, Mr. Batni sold 10,000 Equity Shares of the Company and failed to notify the Company about the sale within the time prescribed under our insider trading rules. The audit committee of the Company's board of directors, which is responsible for review of management's monitoring of compliance with the Company's standards of business conduct, determined that Mr. Batni's failure to timely notify the Company of the sale of equity shares was a technical violation of the Company's insider trading rules, which form a part of the Company's Code of Conduct, and therefore imposed on Mr. Batni a penalty of Rs. 500,000, which Mr. Batni paid to charity.

V. Balakrishnan is our Chief Financial Officer. Mr. Balakrishnan also serves as a director of Infosys Australia and Infosys Consulting. Mr. Balakrishnan was our Company Secretary and Senior Vice President - Finance until April 2006. Since he joined us in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India.

COMPENSATION

Our compensation committee determines and recommends to the board of directors the compensation payable to the directors. All board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component, bonus and a variable performance linked incentive. The compensation committee makes a quarterly appraisal of the performance of the employee directors based on a detailed performance-related matrix.

We have a variable compensation structure for all of our employees. Each employee's compensation consists of performance incentives payable upon the achievement by the company of certain financial performance targets and is also based on individual performance. In fiscal 2005, our board of directors aligned the compensation structure of our employee directors in line with that applicable to all of our other employees. The new variable compensation structure was approved by our shareholders at their meeting in June 2004. All of our executive directors are entitled to a bonus of up to 20% of their fixed salary. All of our executive directors are entitled to receive company-linked performance incentives payable on our achievement of certain financial performance targets. All our executive directors are entitled to receive individual performance-linked incentives. The bonus and various incentives are payable quarterly or at other intervals as may be decided by our board of directors.

In fiscal 2007, our non-executive directors were paid an aggregate of $413,262. Directors are also reimbursed for certain expenses in connection with their attendance at board and committee meetings. Executive Directors do not receive any additional compensation for their service on the board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2007.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy	12,898	35,017	42,845	3,868
Nandan M. Nilekani	33,319	65,543	10,629	9,652
S. Gopalakrishnan	33,319	65,543	11,462	9,735
K. Dinesh	33,319	65,543	10,326	9,622
S. D. Shibulal	31,304	58,571	8,777	8,956
Deepak M Satwalekar	-	-	51,429	-
Marti G Subrahmanyam	-	-	46,429	-
Omkar Goswami	-	-	46,429	-
Rama Bijapurkar	-	-	46,429	-
Claude Smadja	-	-	46,429	-
Sen. Larry Pressler(1)	-	-	9,080	-
Sridar Iyengar	-	-	46,429	-
David Boyles	-	-	46,429	-
Jeffrey Lehman	-	-	44,643	-
T. V. Mohandas Pai	58,263	117,336	21,779	15,287
Srinath Batni	48,958	100,784	17,263	13,150
V. Balakrishnan	39,586	100,512	28,674	11,190
(1) Ceased to be a member of the Board with effect from June 10, 2006.

Option grants

There were no option grants to our Chairman, CEO, CFO or COO in the fiscal years ended March 31, 2007, 2006 and 2005. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option exercises and holdings

Our Chairman, CEO and COO did not hold or exercise any options during the fiscal year ended March 31, 2007. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below:

Name	Date Current Term of Office Began (4)	Expiration/Renewal Date of Current Term of Office (5)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy (1)	August 21, 2006	June 22, 2007	Yes
Nandan M. Nilekani	May 1, 2002	April 30, 2007	Yes
S. Gopalakrishnan (2)	October 18, 2004	October 17, 2009	Yes
K. Dinesh	May 1, 2002	April 30, 2007	Yes
S. D. Shibulal (2)	January 10, 2007	January 09, 2012	Yes
T. V. Mohandas Pai(2)	May 27, 2005	May 26, 2010	Yes
Srinath Batni	May 27, 2005	May 26, 2010	Yes
Deepak M. Satwalekar (2) (3) (6)	June 12, 2004	-	Yes
Marti G. Subrahmanyam (2) (3) (6)	June 12, 2004	-	Yes
Omkar Goswami (6)	June 10, 2006	-	Yes
Rama Bijapurkar (6)	June 10, 2006	-	Yes
Claude Smadja (6)	June 11, 2005	-	Yes
Sridar A. Iyengar (6)	June 10, 2006	-	Yes
David L Boyles (6)	June 10, 2006	-	Yes
Jeffrey Sean Lehman (6)	June 10, 2006	-	Yes
(1). On July 11, 2006, our board elected N. R. Narayana Murthy as an additional director of the company with effect from August 21, 2006. Mr. Murthy will hold office up to the date of our ensuing Annual General Meeting on June 22, 2007, when his appointment as a director subject to retirement by rotation, will be placed for the approval of the shareholders.
(2). Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 22, 2007 and is seeking re-election.
(3). Is a director who is subject to retirement by rotation. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.
(4). For executive directors, this date is the date they were appointed by our shareholders as executive directors.
(5). For executive directors, this date is the date when their current term of appointment as an executive director expires.
(6). For non-executive directors, this date is the date they were appointed as directors liable to retire by rotation by our shareholders.

Employment and indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and pension fund contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months notice to the other party. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

We have also entered into agreements to indemnify our directors and officers for claims brought under US laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report. Other than the indemnification agreements referred to in this paragraph, we have not entered in to any agreements with our non-executive directors.

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

Board committee information

Details relating to the Audit, Compensation, Nominations and Risk Management committees of our board are provided below.

Audit committee

Our audit committee is comprised of six independent directors, as determined under applicable NASDAQ rules. They are:

Mr. Deepak M. Satwalekar, Chairman;
Prof. Marti G. Subrahmanyam;
Dr. Omkar Goswami;
Ms. Rama Bijapurkar;
Mr. Sridar A. Iyengar (Audit Committee Financial Expert); and
Mr. David L. Boyles

The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The audit committee held 4 meetings in person and 2 meetings via conference calls during fiscal 2007. The audit committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

See Item 18 for the report of the audit committee.

Compensation committee

Our compensation committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Prof. Marti G. Subrahmanyam, Chairman;
Mr. Deepak M. Satwalekar;
Mr. Sridar A. Iyengar;  and
Prof. Jeffrey Lehman

The purpose of our compensation committee is to discharge the board of directors' responsibilities relating to compensation of our executive directors and senior management. The compensation committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The compensation committee held four meetings in person and four meetings via conference calls during fiscal 2007.

The compensation committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Mr. Claude Smadja, Chairman;
Mr. Deepak M. Satwalekar;
Dr. Omkar Goswami;
Mr. David Boyles; and
Prof. Jeffrey Lehman

The purpose of our Nominations Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual meeting of shareholders.

The nominations committee held four meetings in fiscal 2007.

The nominations committee has adopted a charter. The charter is incorporated by reference as an exhibit to this Annual Report.

Risk Management Committee

In July 2006, we established a risk management committee composed entirely of independent directors as determined under applicable NASDAQ rules. The members of the risk management committee will be appointed by our board on the recommendation of our Nominations Committee.

Our risk management committee is presently comprised of:

David L. Boyles, Chairman;
Prof. Marti G. Subrahmanyam;
Claude Smadja; and
Sridar A. Iyengar

The purpose of the risk management committee is to assist our board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The risk management committee has overall responsibility for monitoring and approving our risk policies and associated practices. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The risk management committee held 3 meetings in person during fiscal 2007.

The risk management committee has adopted a charter. The charter is incorporated by reference as an exhibit to this Annual Report.

EMPLOYEES

As of March 31, 2007, we employed approximately 72,200 employees including 68,200 IT professionals. We employed approximately 52,700 employees including 49,500 IT professionals as of March 31, 2006. We employed approximately 36,800 employees as of March 31, 2005 including 34,400 IT professionals. We seek to attract and motivate IT professionals by offering:

  an entrepreneurial environment that empowers IT professionals;
  programs that recognize and reward performance;
  challenging assignments;
  constant exposure to new skills and technologies; and
  a culture that emphasizes openness, integrity and respect for the employee.

We do not have a collective bargaining agreement with any of our employees.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2007, we received approximately 1,302,400 applications, interviewed approximately 91,200 applicants and extended job offers to approximately 36,700 applicants. In fiscal 2007, we hired approximately 15,200 employees, net of attrition. These statistics do not include Infosys BPO which recorded approximately 4,200 net hires.

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

As of March 31, 2007, we employed 261 faculty members in our training division, including 151 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs for 10 to 15 days each year to develop the skills relevant for their roles. Some of the highly specialized programs are outsourced to institutions of high repute on a selective basis.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 4,500 trainees at any one time and is able to provide training facilities for approximately 15,200 employees annually.

Compensation

Our IT professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2007, the majority of our IT professionals in the United States held H-1B visas (approximately 7,100 persons), allowing the employee to remain in the United States during the term of the work permit, and as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 650 persons).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2007, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2007. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into US dollars based on the noon buying rate in the City of New York on March 30, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 43.10 per $1.00. The share numbers and percentages listed below are based on 571,209,862 Equity Shares outstanding as of March 31, 2007. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy (1)	28,550,526	5.00	-	-	-
Nandan M. Nilekani (2)	19,755,645	3.46	-	-	-
S. Gopalakrishnan (3)	19,153,817	3.35	-	-	-
K. Dinesh (4)	14,394,279	2.52	-	-	-
S. D. Shibulal (5)	12,628,911	2.21	-	-	-
T. V. Mohandas Pai	852,053	*	-	-	-
Srinath Batni (6)	680,440	*	-	-	-
Deepak Satwalekar	56,000	*	-	-	-
Marti G. Subrahmanyam	60,300	*	-	-	-
Sridar A. Iyengar	10,000	*	-	-	-
Omkar Goswami	12,300	*	-	-	-
Rama Bijapurkar	20,000	*	-	-	-
Claude Smadja	16,000	*	-	-	-
David Boyles	2,000	*	-	-	-
Jeffrey Lehman	900	*	-	-	-
V. Balakrishnan (7)	476,600	*	-	-	-
Total (all directors and executive officers)	96,669,771	16.92	-	-	-
  Shares beneficially owned by Mr. Murthy include 25,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Nilekani include 11,409,775 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Gopalakrishnan include 12,897,091 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Dinesh include 9,797,742 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni's immediate family. Mr. Batni disclaims beneficial ownership of such shares.
  Shares beneficially owned by Mr. Balakrishnan include 150,000 Equity Shares owned by members of Mr. Balakrishnan's immediate family. Mr. Balakrishnan disclaims beneficial ownership of such shares.
The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2007:

Class of securities	Total securities	Weighted average Exercise price	Expiration dates
Equity Shares	7,602	$ 9.67	July 9, 2010 to July 9, 2011

Option plans

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 stock plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-qualified stock options. The 1998 stock plan was approved by our board of directors in December 1997, and by our shareholders in January 1998. Unless terminated sooner by our board of directors, the 1998 stock plan will terminate automatically in January 2008. A total of 11,760,000  ADSs, representing 11,760,000  Equity Shares, are currently reserved for issuance under the 1998 stock plan. All options granted under the 1998 stock plan will be exercisable for our ADSs.

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

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 Plan. Our shareholders and board of directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 Equity Shares to employees. The 1999 Plan is administered by our compensation committee. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value, or FMV. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 plan are exercised for equity shares.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2007, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2007. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 571,209,862 Equity Shares outstanding, as of March 31, 2007.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
		March 31, 2007		March 31, 2006 (6)		March 31, 2005 (7)
N. R. Narayana Murthy(1)	Equity shares	28,550,526	5.00	32,550,526 (2)	5.91	35,653,480 (2)	6.59
FMR Corp.	Equity shares	-	-	27,806,200 (2)(3)	5.07	30,276,586 (2)(4)	5.65
Shareholding of all directors and officers as a group and officers as a group (16 persons)	-	96,669,771	16.82 (5)	109,805,862 (2)	19.18	120,213,844 (2)	21.25
  Shares beneficially owned by Mr. Murthy include 25,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
  In July 2006, we effected a 1:1 bonus issue effected in the form of a stock dividend.
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
  Comprised of 2,178,991 shares owned by non-founder directors and officers and 7,602 options that are currently exercisable within 60 days of March 31, 2007 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 574,553,065 equity shares which includes 33,43,203 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2007.
  Share numbers and percentages based on equity shares outstanding as of March 31, 2006.
  Share numbers and percentages based on equity shares outstanding as of March 31, 2005.

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value Rs. 5 (or $0.11) per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2007 are held by 85,172 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently around 54.86% of our equity shares are held by these FIIs and NRIs of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Infosys BPO (formerly Progeon). Infosys established Infosys BPO in April 2002, under the laws of India.

In June 2005, 8,750,000 cumulative convertible preference shares issued by Infosys BPO to CIFC converted to Infosys BPO Shares as per the terms of a stock subscription agreement entered into between Infosys, Citicorp International Finance Corporate ("CIFC") and Infosys BPO in April 2002.

In June, 2006, we acquired all the Infosys BPO Shares held by CIFC for a consideration of $116 million. Subsequent to this transaction, in December 2006, Infosys BPO repurchased 1,139,469 Infosys BPO Shares from its minority shareholders held as a result of exercise of vested Infosys BPO Options for a consideration of $16 million. In January 2007, we initiated the purchase of all outstanding Infosys BPO Shares by providing a choice to all holders of Infosys BPO Shares to sell their Infosys BPO Shares, arising out of exercise of vested Infosys BPO options, at a fair market value either through immediate cash settlement or by entering into a non-cancellable deferred purchase agreement to transfer their Infosys BPO Shares to us by February, 2008 at a pre-determined fair market value. As a result, we paid an aggregate of $3 million for the purchase of 211,909 shares and recorded a liability of $5 million for the committed purchase of 360,417 shares to be transferred by February, 2008.

In fiscal 2007, we further provided holders of vested and unvested Infosys BPO Options with the choice to sell their Infosys BPO Options and/or swap Infosys BPO options for Infosys Options at a swap ratio based on the fair market value of the respective options on the date of the swap. We paid $13 million for 1,218,732 Infosys BPO Options bought by us and granted 151,933 Infosys Options in lieu of Infosys BPO options.

The options swap and options buy-out transactions resulted in aggregate goodwill of $14 million.

Under US GAAP, we have accounted for the committed purchase of 360,417 Infosys BPO Shares as financing of our purchase of Infosys BPO's minority interest using the guidance in EITF Issue 00-04, Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary. As a result, Infosys effectively holds 99.98% of the equity share capital of Infosys BPO as of March 31, 2007.

During fiscal 2007 and 2006, we engaged Infosys BPO for software development services for which we have been billed approximately $2 million and $1 million.

Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'. During fiscal 2007 and 2006, we engaged Infosys Australia for software development services for which we have been billed approximately $89 million and $55 million.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. We have invested $10 million in Infosys China as of March 31, 2007. During fiscal 2007, we made an unsecured loan of $2 million to Infosys China. During fiscal 2007 and 2006, we engaged Infosys China for software development services for which we have been billed approximately $9 million and $2 million.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. We have invested $20 million in Infosys Consulting as of March 31, 2007 including an additional investment of $3 million during fiscal 2007. During fiscal 2007 and 2006, we engaged Infosys Consulting for consulting services for which we have been billed approximately $42 million and $27 million.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

We have also entered into agreements to indemnify our directors and officers for claims brought under US laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

Loans to employees

We provide personal loans and salary advances to our employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $28 million were outstanding as of March 31, 2007 and 2006.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report and are incorporated herein by reference:

  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2006 and 2007
  Consolidated statements of Income for the years ended March 31, 2005, 2006 and 2007
  Consolidated statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2005, 2006 and 2007
  Consolidated statements of Cash Flows for the years ended March 31, 2005, 2006 and 2007
  Notes to the consolidated financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For the fiscal year ended March 31, 2007, we generated $3,040 million, or 98.4% of our total revenues of $3,090 million, from the export of our products and rendering of services out of India.

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

In fiscal 2007, fiscal 2006 and fiscal 2005, we paid cash dividends of approximately $0.53, $0.15 and $0.38 per equity share, respectively. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into US dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to US dollars are based on the average of each monthly average for the applicable fiscal year of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal	Dividend per Equity Share (Rs.)	Dividend per Equity Share ($)	Dividend per ADS ($)
2007**	24.25	0.53	0.53
2006	6.50	0.15	0.15
2005*	16.88	0.38	0.38
* Includes a special one-time dividend of Rs. 12.50 ($0.28) per share.
** Includes a Silver Jubilee special dividend of Rs. 15.00 ($0.33) per share.

The information presented above has been adjusted for the 3:1 bonus issue effected in the form of a stock dividend in July 2004 and 1:1 bonus issue effected in July 2006.

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

As of March 31, 2007, we had 571,209,862 equity shares issued and outstanding. There were 85,172 record holders of ADRs, evidencing 109,156,657 ADSs (equivalent to 109,156,657 equity shares). As of March 31, 2007, there were 488,869 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Each ADS currently represents one equity share. Prior to our July 2004 3:1 bonus issues for our equity shares and 1:1 bonus issue for our ADSs, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York on March 30, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs.43.10 per $1.00. March 30, 2007 was the last day of our fiscal year ended March 31, 2007 for which such rates were available. The high and low prices for the Indian stock exchanges and Nasdaq based on the closing prices for each day of the revelant period.

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low
2007	$55.16	$28.81	$55.29	$28.83	$60.55	$32.85
2006	35.44	21.89	35.44	21.89	41.26	28.30
2005	26.26	13.12	26.27	13.11	38.61	18.11
2004	17.09	7.55	17.07	7.58	25.32	10.06
2003	14.00	8.71	14.00	8.71	21.48	11.86
Fiscal 2007	High	Low	High	Low	High	Low
First Quarter	38.69	28.81	38.70	28.83	42.39	32.85
Second Quarter	43.07	36.00	43.11	36.02	48.24	38.18
Third Quarter	52.28	41.83	52.35	41.76	56.50	47.28
Fourth Quarter	55.16	46.19	55.29	46.19	60.55	50.16
2006
First Quarter	27.74	21.89	27.77	21.89	38.80	28.30
Second Quarter	29.32	24.75	29.31	24.78	38.95	33.85
Third Quarter	35.00	28.03	35.08	28.02	41.26	32.79
Fourth Quarter	35.44	31.75	35.44	31.79	40.98	34.18
2005
First Quarter	16.23	13.12	16.24	13.11	23.61	18.11
Second Quarter	19.74	15.67	19.73	15.69	29.15	21.75
Third Quarter	24.92	19.55	24.93	19.56	36.00	27.89
Fourth Quarter	26.26	22.08	26.27	22.11	38.61	30.25
Month	High	Low	High	Low	High	Low
April 2007	49.38	44.57	49.38	44.61	55.84	49.81
March 2007	49.96	46.19	50.10	46.19	54.34	50.16
February 2007	55.16	48.22	55.29	48.20	60.55	53.51
January 2007	53.65	50.31	53.63	50.22	58.32	54.23
December 2006	52.28	49.89	52.27	49.88	55.20	52.68
November 2006	52.27	48.04	52.35	48.03	56.50	50.85

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for Nasdaq quotes and www.nse-india.com for NSE quotes.

On April 30, 2007, the closing price of equity shares on the BSE was Rs. 2049.35 equivalent to $49.93 per equity share based on the exchange rate on that date.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2007 was approximately Rs. 33.67 trillion or approximately $781 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2007 was approximately Rs. 35.45 trillion or approximately $805 billion. The BSE began allowing online trading in May 1995. As of March 31, 2007, the BSE had 925 members, comprised of 180 individual members, 723 Indian companies and 22 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October 2004, a securities transaction tax was implemented in India. Under the law, a transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.20% of the value of the security. The transaction tax is required to be shared equally between the buyer and the seller. For non-delivery based transactions, a lower rate of 0.02% to be adjusted against business profits is applicable. For derivatives, the tax will be 0.0133%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.20%. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

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

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting. Such director's interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the board of directors in accordance with provisions prescribed by the Government of India. Our Articles of Association provide that our board of directors may generally borrow or secure the payment of any sum of money for our business purposes, provided, however, where any amounts are to be borrowed, that when combined with any already outstanding debt, exceed the aggregate of our paid-up capital and free reserves, we cannot borrow such amounts without the consent of our shareholders.

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

General

Our authorized share capital is Rs. 3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of Rs. 5/- per share. As of March 31, 2007, 571,209,862 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2007, we had outstanding options to purchase 1,897,840 Equity Shares and 2,084,124 ADSs. For the purposes of this annual report, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position held by the depositories.

Dividends

Under the Indian Companies Act, our board of directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend.

Similarly, under our Articles of Association and the Indian Companies Act our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company's equity shares. The dividend declared by the shareholders, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed on or prior to the date of the Annual General Meeting.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. After the transfer to this fund, such unclaimed dividends may not be claimed.

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

Any issue of bonus shares would be subject to the guidelines issued by the Securities and Exchange Board of Inida ("SEBI") in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within six months from the date of approval by the Board of Directors.

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

 Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board of directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.

NASDAQ Marketplace Rule 4350(a) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided such foreign private issuer shall disclose in its annual reports filed with the SEC each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

Under the NASDAQ Marketplace Rule 4350(f), companies that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 331/3% of the outstanding shares of a company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 4350(f), and instead we follow our home country practice. Under the NASDAQ Marketplace Rule 4350(g), companies that maintain a listing on NASDAQ are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to NASDAQ. However, Section 176 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 4350(g). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

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

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Tribunal may, on application made by the relevant company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India, direct the rectification of the register, record of members and/or beneficial owners. Pursuant to Section 111A(4) the Company Law Board/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention.

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

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

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval by way of a special resolution of a company's shareholders voting on the matter (votes cast in favor should be three times the votes cast against) and approval of the Court/ Tribunal of the state in which the registered office of the company is situated is required to reduce the share capital of a company, provided such reduction is authorized by the articles of association of the company. However, a company would have to extinguish or reduce the liability of its shares in respect of share capital not paid up, cancel any paid up share capital which is lost or pay any paid up share capital which is in excess of the wants of the company. A company is not permitted to acquire its own shares for treasury operations.

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Court/Tribunal.

An acquisition by a company of its own shares that does not rely on an approval of the Court/Tribunal must however comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company's purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

There can be no assurance that equity shares offered by an ADS investor in any buyback of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback is not entirely clear. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

Liquidation Rights

Subject to the rights of secured creditors, employees, holders of any shares entitled by their terms to preferential repayment over the equity shares and taxes, if any, as may be prescribed under the Indian Companies Act, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. Subject to such payments, all surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Under the Indian Companies Act, equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

Under the Indian Companies Act, the articles of association may be altered by a special resolution of the shareholders.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, disclose such sale/purchase and his revised shareholding to the company and all the stock exchanges on which the shares are listed within two days of such purchase or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). Holders of ADSs would be subject to these notification requirements.

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with the provisions of the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.

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

Although the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, our Company and the depositary.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

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

MATERIAL CONTRACTS

We have entered into agreements with our employee directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and pension fund contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

We have also entered into agreements to indemnify our directors and officers for claims brought under US laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

On April 20, 2006, we entered into an agreement with Citicorp International Finance Corporation, or CIFC, to acquire its entire holdings in Infosys BPO. Pursuant to this agreement, on June 30, 2006, we acquired 8,750,000 equity shares of Infosys BPO from CIFC for a cash consideration of $116 million. The share purchase agreement and the escrow agreement in connection with the share purchase agreement have been filed previously and are incorporated by reference as exhibits to this Annual Report.

Currency Exchange Controls

General

The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to the issuance of ADSs.

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

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described below), and the ownership restrictions based on the nature of the foreign investor (as described below). If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price, based on the prevailing market price.

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

Investment by Foreign Institutional Investors

Currently, FIIs such as pension funds, investment trusts, and asset management companies are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors, such as the retail sector, are prohibited.

SEBI regulations provide that no single FII may hold more than 10% of a company's total equity shares.

In most cases, under SEBI and the RBI regulations, unless shareholders' approval has been obtained, FIIs in aggregate may hold no more than 24% of an Indian company's equity shares. However, we have obtained the required shareholders' approval and our shares may be owned completely by FIIs, subject to the 10% individual holding limitation described above.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Takeover Code

Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code. A more detailed description of the Takeover Code is provided under 'Takeover Code and Listing Agreements' above.

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

Transfer of ADSs and Surrender of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the Depositary for ADSs may not be permitted.

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

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. The Finance Bill, 2007, which is pending before the Indian Parliament, has proposed certain amendments to the Income Tax Act. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

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

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for a period or periods amounting to at least 182 days; or at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

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

Taxation of Distributions. Since April 1, 2003, dividend income is exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 13.75% including a surcharge on the total amount distributed as dividend. Additionally, an education cess is levied at the rate of 2% of such tax and surcharge after which the dividend distribution tax payable would be 14.03%. The Finance Bill, 2007 has proposed to increase the tax rate on dividends distributed by domestic companies to 15% and the rate of education cess to 3%. A revised dividend distribution tax of 16.995% is therefore expected to take effect with retrospective effect from April 1, 2007 once the Finance Bill, 2007 is enacted. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10B of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10B apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Bill, 2007 has proposed to include income eligible for deductions under sections 10A and 10B of the Act  in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, would be 11.33% (including a surcharge and education cess) on the book profits.  The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability over the next five years.

Fringe Benefits Tax.  The Finance Bill, 2007 proposes to consider any specified security or sweat equity shares allotted or transferred, directly or indirectly, by the company free of cost or at concessional rate to its employees for the purposes of a Fringe Benefits Tax, or FBT. The value of fringe benefit will be the fair market value, or FMV, of the specified security or share on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. This would be applicable for options exercised on or after April 1, 2007. The benefit subject to FBT is proposed to be considered the cost of acquisition for computing capital gains tax in the hands of the employee at the time of sale of specified securities.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(viia), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act, 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Capital gains arising to a non-resident investor on the transfer of the shares (whether in India or outside India to a non-resident investor) will not be liable to income tax under the provisions of the Income Tax Act in certain circumstances. Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the capital gains arising on the sale thereof are to be treated as short term capital gains.

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

The rate of surcharge is currently 10% in the case of domestic companies and individuals whose taxable income is greater than Rs. 1,000,000. For foreign companies, the rate of surcharge is 2.5%.

Since June 1, 2006, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.

Any resulting taxes may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Bombay Stock Exchange Limited or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

According to the Scheme, a non-resident holder's holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

The Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

It is unclear whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs. 250,000.

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

Stamp Duty and Transfer Tax. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder will be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

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

Material United States Federal Tax Consequences

The following is a summary of the material US federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the US federal income and estate tax considerations of holders that are US holders. US holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for US federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to US federal income taxation regardless of its source, and trusts for which a US court exercises primary supervision and a US person has the authority to control all substantial decisions. This summary is limited to US holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to US holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or it's own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the US dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE US FEDERAL, STATE, LOCAL AND NON-US TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For US federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.

Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a US holder as foreign source dividend income at the time of receipt, which in the case of a US holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under US federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits (as determined under US federal income tax principles) such excess will be treated first as a tax-free return of the US holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate US holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the Nasdaq Global Select Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on Nasdaq. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each US holder should consult its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a US holder with respect to ADSs or equity shares should be eligible for credit against the US holder's federal income tax liability. Alternatively, a US holder may claim a deduction for such amount, but only for a year in which a US holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares generally will be 'passive category income' or 'general category income' for purposes of computing the United States foreign tax credit allowable to a US holder.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a US holder will be in the US dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and US dollars applicable to the date such dividend is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into US dollars will be treated as US source ordinary income or loss.

Sale or exchange of equity shares or ADSs. A US holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the US holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a US holder generally will be treated as US source passive category income or loss for US foreign tax credit purposes. Capital gains realized by a US holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See 'Taxation - Indian Taxation - Taxation of Capital Gains.' Due to limitations on foreign tax credits, however, a US holder may not be able to utilize any such taxes as a credit against the US holder's federal income tax liability.

Estate taxes. An individual shareholder who is a citizen or resident of the United States for US federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for US federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her US federal estate tax liability, subject to a number of conditions and limitations.

Backup withholding tax and information reporting requirements.
Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a US holder may be subject to US information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder is an exempt recipient or provides a US taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Passive foreign investment company.
A non-US corporation generally will be classified as a passive foreign investment company for US federal income tax purposes if either:

  75% or more of its gross income for the taxable year is passive income; or
  on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ending March 31, 2007. Since this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, US holders would be required to either:

  pay an interest charge together with tax calculated at ordinary income rates on 'excess distributions,' as the term is defined in relevant provisions of the US tax laws and on any gain on a sale or other disposition of equity shares;
  if a 'qualified electing fund election' (as the term is defined in relevant provisions of the US tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of our income; or
  if the equity shares are 'marketable' and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Our board of directors recommended that our shareholders approve a bonus share issuance of one additional equity shares for every equity share held on July 14, 2006, the record date. Our board of directors also recommended a stock dividend of one ADS for every ADS held on the July 14, 2006 record date. Our shareholders approved the issue of bonus shares and stock dividend of ADSs at the Annual General Meeting of the Shareholders, held on June 10, 2006. The bonus shares were allotted to all shareholders on July 15, 2006 and distributed on July 18, 2006. The additional ADSs pursuant to the stock dividend on ADSs were distributed to holders of ADSs on July 18, 2006.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on (1) our management's assessment of the effectiveness of our internal control over financial reporting and (2) the effectiveness of our internal control over financial reporting as of March 31, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited management's assessment, included in Item 15 of the accompanying Form 20-F that Infosys Technologies Limited maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Technologies Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Infosys Technologies Limited maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Infosys Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated April 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Bangalore, India
April 28, 2007

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

Our audit committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Infosys or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Infosys to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, www.infosys.com.

Item 16 C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of the company's annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2006 and 2007:

Type of Service	Fiscal 2006	Fiscal 2007	Description of Services
(a) Audit Fees	$571,357	$503,689	Audit and review of financial statements
(b) Tax Fees	116,407	23,049	Tax audit, tax returns, tax processing, tax filing and advisory services
(c) All Other Fees	676,400	28,611	Statutory certifications, quality registrar, work permit related services and other advisory services
Total	$1,364,164	$555,349

The principal accountants were also paid $125,000 and $140,300 (fees, expenses and applicable taxes) during fiscal 2006 and 2007, respectively by the selling shareholders for the professional services rendered in relation to our Sponsored Secondary ADR Program.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the audit committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2007 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the audit committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore,India April 28, 2007	Deepak M. Satwalekar Chairman, Audit committee	Dr. Marti G. Subrahmanyam Member, Audit committee	Dr. Omkar Goswami Member, Audit committee

	Rama Bijapurkar Member, Audit committee	Sridar A. Iyengar Member, Audit committee	David L. Boyles Member, Audit committee

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

Bangalore,India April 28, 2007	V. Balakrishnan Chief Financial Officer	S. Gopalakrishnan Chief Operating Officer	Nandan M. Nilekani Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II.  These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with US generally accepted accounting principles.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Infosys Technologies Limited's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2007 expressed an unqualified opinion on management's assessment of, and on the effective operation of, internal control over financial reporting.

KPMG
Bangalore, India
April 28, 2007

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,
(Dollars in millions except per share data)
	2006	2007
ASSETS
Current Assets
Cash and cash equivalents	$889	$1,403
Investments in liquid mutual fund units	170	6
Trade accounts receivable, net of allowances	361	565
Unbilled revenue	48	74
Prepaid expenses and other current assets	40	48
Deferred tax assets	1	2
Total current assets	1,509	2,098
Property, plant and equipment, net	491	738
Goodwill	8	128
Intangible assets, net	-	20
Deferred tax assets	13	19
Advance income taxes	18	33
Other assets	27	37
Total Assets	$2,066	$3,073
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$6
Income taxes payable	-	4
Client deposits	2	1
Unearned revenue	44	72
Other accrued liabilities	160	272
Total current liabilities	209	355
Non-current liabilities
Other non-current liabilities	5	1
Minority interests	15	-
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -551,109,960 and 571,209,862 as of March 31, 2006 and March 31, 2007 respectively	31	64
Additional paid-in capital	410	692
Accumulated other comprehensive income	9	90
Retained earnings	1,387	1,871
Total stockholders' equity	1,837	2,717
Total Liabilities And Stockholders' Equity	$2,066	$3,073
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Income for the years ended March 31,
(Dollars in millions except share and per share data)
	2005	2006	2007
Revenues	$1,592	$2,152	$3,090
Cost of revenues	904	1,244	1,777
Gross profit	688	908	1,313
Operating Expenses:
Selling and marketing expenses	103	136	209
General and administrative expenses	127	173	249
Amortization of intangible assets	2	-	3
Total operating expenses	232	309	461
Operating income	456	599	852
Gain on sale of long term investment	11	-	1
Other income, net	24	31	83
Income before income taxes and minority interest	491	630	936
Provision for income taxes	72	70	84
Income before minority interest	$419	$560	$852
Minority interest	-	5	2
Net income	$419	$555	$850
Earnings per equity share
Basic	$0.78	$1.02	$1.53
Diluted	$0.77	$0.99	$1.50
Weighted average equity shares used in computing earnings per equity share
Basic	533,802,066	543,160,222	554,018,739
Diluted	547,180,826	557,967,786	566,110,582
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Dollars in millions )
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2004	533,128,448	$9	$157		$39	$748	$953
Common stock issued	8,012,650	-	99		-	-	99
Cash dividends	-	-	-		-	(222)	(222)
Income tax benefit arising on exercise of stock options	-	-	10		-	-	10
Stock split effected in the form of a stock dividend		22	-		-	(22)	-
Comprehensive income
Net income	-	-	-	$419	-	419	419
Other comprehensive income
Translation adjustment	-	-	-	(6)	(6)	-	(6)
Comprehensive income				$413
Balance as of March 31, 2005	541,141,098	$31	$266		$33	$923	$1,253
Common stock issued	9,968,862	-	128	-	-	-	128
Cash dividends	-	-	-	-	-	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12	-	-	-	12
Income tax benefit arising on exercise of stock options	-	-	4	-	-	-	4
Comprehensive income
Net income	-	-	-	$ 555	-	555	555
Other comprehensive income
Unrealized gain on mutual fund investments, net of tax effect				1	1		1
Translation adjustment	-	-	-	(25)	(25)	-	(25)
Comprehensive income				$531
Balance as of March 31, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	20,099,902	3	274	-	-	-	277
Cash dividends	-	-	-	-	-	(336)	(336)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	(1)	-	-	-	(1)
Stock compensation expenses	-	-	5	-	-	-	5
Income tax benefit arising on exercise of stock options	-	-	4	-	-	-	4
Stock split effected in the form of a stock dividend	-	30	-	-	-	(30)	-
Comprehensive income
Net income	-	-	-	$850	-	850	850
Other comprehensive income
Translation adjustment	-	-	-	82	82	-	82
Comprehensive income	-	-	-	$932
Adjustment to initially apply SFAS 158, net of tax effect of $1 million	-	-	-	-	(1)	-	(1)
Balance as of March 31, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	2005	2006	2007
OPERATING ACTIVITIES:
Net income	$419	$555	$850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66	99	118
Minority interest	-	5	2
Stock compensation expenses	-	-	5
Deferred taxes	(3)	(5)	(6)
Gain on sale of liquid mutual fund units	-	(1)	(2)
Gain on sale of long term investments	(11)	-	(1)
Income tax benefit arising on exercise of stock options	10	4	-
Changes in assets and liabilities
Trade accounts receivable	(150)	(65)	(184)
Prepaid expenses and other current assets	2	1	(4)
Unbilled revenue	(9)	(16)	(24)
Accounts payable	-	1	3
Income taxes	(2)	(37)	(15)
Client deposits	(8)	(5)	(1)
Unearned revenue	6	24	26
Other accrued liabilities	24	39	95
Net cash provided by operating activities	344	599	862
Investing Activities:
Expenditure on property, plant and equipment	(186)	(246)	(336)
Payment towards intellectual property right	-	-	(3)
Loans to employees	2	(3)	1
Non-current deposits placed with corporations	(15)	(11)	(14)
Withdrawal of non-current deposits placed with corporations	-	8	2
Acquisition of minority interest in subsidiary	-	-	(148)
Investment in liquid mutual fund units	(100)	(419)	(1,002)
Redemption of liquid mutual fund units	40	523	1,163
Proceeds from sale of long term investments	11	-	1
Proceeds from issuance of equity shares by subsidiary	-	-	2
Net cash used in investing activities	(248)	(148)	(334)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	99	128	277
Payment of dividends	(222)	(91)	(336)
Income tax benefit arising on exercise of stock options	-	-	4
Net cash provided by / (used in) financing activities	(123)	37	(55)
Effect of exchange rate changes on cash	(8)	(9)	41
Net increase/ (decrease) in cash and cash equivalents during the year	(35)	479	514
Cash and cash equivalents at the beginning of the year	445	410	889
Cash and cash equivalents at the end of the year	$410	$889	$1,403
Supplementary information:
Income taxes paid	$66	$125	$99
See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO), formerly Progeon limited and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), formerly Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation

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

1.3. Use of estimates

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

1.4. Revenue recognition

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

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

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

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

1.5. Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments

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

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

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

1.8. Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill

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

1.10. Intangible assets

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

1.11. Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12. Foreign currency

The functional currency of the company and Infosys BPO is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in US dollars. The translation of Rs. to US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

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

1.13. Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

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

1.14. Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realized. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15. Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instrument including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other accrued liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments.

1.16. Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2006 and March 31, 2007 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. These changes are effective for fiscal years ending after December 15, 2006, with no retroactive restatement of prior periods.

Following is the incremental impact of applying SFAS No. 158 on individual line items in the consolidated balance sheet at March 31, 2007:
(Dollars in millions)
	Before application of SFAS 158	SFAS 158 adjustments	After application of SFAS 158
Deferred tax assets, non-current	$18	1	$19
Other assets	$39	(2)	$37
Total Assets	$3,074	(1)	$3,073
Accumulated other comprehensive Income	$91	(1)	$90
Total stockholder's equity	$2,718	(1)	$2,717
Total Liabilities And Stockholder's Equity	$3,074	(1)	$3,073

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3. Provident fund

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

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation

The company adopted FASB Statement No.123 (revised 2004) (SFAS 123R), Share-Based Payment, effective April 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Company elected the modified prospective method as prescribed in SFAS 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of April 1, 2006.In addition, the company previously accounted for forfeitures when they occurred. Commencing at the date of adoption, the company includes a forfeiture estimate in the amount of compensation expense being recognized.

The adoption of SFAS 123R, has resulted in the recognition of stock compensation expense of $5 million for fiscal 2007. Impact on the company's financial statements for fiscal 2007 due to the adoption of SFAS 123R using the modified prospective approach are given below:

(Dollars in millions except per share data)
Details	Year ended March 31, 2007
Operating income	(5)
Income before income taxes and minority interest	(5)
Income before minority interest	(5)
Net income	(5)
Earnings per equity share
Basic	$(0.01)
Diluted	$(0.01)
Cash provided by operating activities	(4)
Cash used in financing activities	4

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model that uses the assumptions noted below. The outstanding term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the estimated outstanding term of the option is based on historical volatility during a period equivalent to the estimated outstanding term of the option and implied volatility as determined based on observed market prices of the Company's publicly traded equity shares. Expected dividends during the estimated outstanding term of the option are based on recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant.

The fair value of each option granted by Infosys is estimated on the date of grant using following assumptions:

	Year ended March 31,
	2005	2006	2007
Dividend yield %	-	-	0.2%
Expected Life	-	-	2 - 6 years
Risk free interest rate	-	-	7.0 - 7.3%
Expected volatility	-	-	34 - 54%

The fair value of each option granted by Infosys BPO is estimated on the date of grant using following assumptions:

	Year ended March 31,
	2005	2006	2007
Dividend yield %	-	-	-
Expected Life	1-6 years	1-6 years	1 - 6 years
Risk free interest rate	6.7%	7.5%	7.6 - 8.1%
Volatility	50%	50%	50%

Prior to April 1, 2006, the company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123.

The following table illustrates the effect on net income and earnings per share for fiscal 2005 and 2006 if the company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except per share data)
	Year ended March 31,
	2005	2006
Net income, as reported	$419	$555
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26)	(10)
Pro forma net income	$393	$545
Earnings per share:
Basic - as reported	$0.78	$1.02
Basic - pro forma	$0.74	$1.00
Diluted - as reported	$0.77	$0.99
Diluted - pro forma	$0.72	$0.98

1.20. Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21. Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

1.22. Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation ("FIN") No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The company has evaluated the impact of this pronouncement and does not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on the financial position, cash flows or results of operations.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. The Company will be required to adopt this new standard from fiscal year beginning April 1, 2008. The Company is currently evaluating the requirements of SFAS 157 and have not yet determined the impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board released FASB 159", The Fair Value Option for Financial Assets and Financial Liabilities" This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will be required to adopt this new standard from fiscal year beginning April 1, 2008. The Company is currently evaluating the requirements of SFAS 159 and have not yet determined the impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1. Cash and cash equivalents

Cash and cash equivalents are as follows:
(Dollars in millions)
	As of March 31,
	2006	2007
Cash and bank deposits	$771	$1,362
Deposits with corporations	118	41
	$889	$1,403

Cash and cash equivalents as of March 31, 2006 and 2007 include restricted cash balances of $1 million and $1 million, respectively. The restrictions are primarily on account of accrued dividends.

2.2. Investment in liquid mutual fund units

Investment in liquid mutual fund units classified as available for sale securities are as follows:

(Dollars in millions)
	As of March 31,
	2006	2007
Cost	$169	$6
Gross unrealized holding gains	1	-
Fair value	$170	$6

2.3. Trade accounts receivable

Trade accounts receivable as of March 31, 2006 and 2007, net of allowance for doubtful accounts of $2 million and $5 million, amounted to $361 million and $565 million. The age profile of trade accounts receivable, net of allowances, is given below.
In percentage
	As of March 31,
Period (in days)	2006	2007
0 - 30	60.9	58.6
31 - 60	31.2	36.6
61 - 90	3.5	2.1
More than 90	4.4	2.7
	100.0	100.0

2.4 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The acquired company was renamed as "Infosys Technologies ( Australia) Pty. Limited". Additionally, a further consideration to the sellers on continued employment and meeting of defined operating and financial performance parameters has been accounted as compensation cost.

2.5 Acquisition of minority interest in Infosys BPO

(i) Acquisition of minority interest in Infosys BPO by purchase of shares from Citicorp

On June 30, 2006, Infosys acquired 8,750,000 equity shares, representing 25.52% equity interest of Infosys BPO, from Citicorp International Finance Corporation for a consideration of $116 million.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$2
Net current assets	13
Deferred tax liabilities	(2)
Customer contracts	19
Goodwill	84
Total purchase price	$116

(ii) Repurchase of equity shares by Infosys BPO

On December 29, 2006, Infosys BPO repurchased 1,139,469 equity shares, representing 3.31% equity interest of Infosys BPO, from minority shareholders for a consideration of $16 million.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$1
Net current assets	2
Deferred tax liabilities	-
Customer contracts	2
Goodwill	11
Total purchase price	$16

(iii) Purchase of equity shares / options of Infosys BPO by Infosys and swap of Infosys BPO options with Infosys Options

In January 2007, the Company initiated the purchase of all shares by providing a choice to the share holders to sell their shares, arising out of exercise of vested options, at fair market value either through immediate cash settlement or by entering into a non-cancellable deferred purchase agreement to transfer their shares by February 2008 at pre-determined fair market value.

Consequent to this proposal, Infosys has paid an aggregate of $3 million for the purchase of 211,909 shares, representing 0.63% equity interest of Infosys BPO, and recorded a liability of $5 million for the committed purchase of 360,417 shares, representing 1.06% equity interest of Infosys BPO, to be transferred by February 2008.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:
(Dollars in millions)
Component	Purchase price allocated
Net current assets	$1
Customer contracts	1
Goodwill	6
Total purchase price	$8

The company further provided the option holders with the choice to sell for cash or swap their Infosys BPO options for Infosys options at a swap ratio, based on fair value determined using Black-Scholes-Merton model. Infosys paid a consideration of $13 million for 1,218,732 options bought and granted 151,933 Infosys options having an aggregate fair value of $3 million in lieu of Infosys BPO options. The transactions of options swap and options buy-out resulted in an aggregate goodwill of $14 million. The remaining fair value of $2 million resulting from options swap, net of estimated forfeitures, will be recorded as post-acquisition stock compensation expense over the future service period.

Consequent to the aforesaid transactions, as of March 31, 2007 Infosys effectively holds 99.98% of the outstanding equity shares of Infosys BPO. The company believes that these transactions resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area. The identified intangible customer contracts are being amortized over a period of four years, being management's estimate of the useful life of the asset.

2.6 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:
(Dollars in millions)
	As of March 31,
	2006	2007
Rent deposits	$4	$1
Security deposits with service providers	4	5
Current portion of loans to employees	20	24
Prepaid expenses	12	13
Other current assets	-	5
	$40	$48

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward and option contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.7 Property, plant and equipment, net

Property, plant and equipment consist of the following:
(Dollars in millions)
	As of March 31,
	2006	2007
Land	$31	$39
Buildings	231	343
Furniture and fixtures	101	136
Computer equipment	171	240
Plant and equipment	128	183
Capital work-in-progress	128	224
	790	1,165
Accumulated depreciation	(299)	(427)
	$491	$738

Depreciation expense amounted to $64 million, $99 million and $115 million for fiscal 2005, 2006 and 2007. The amount of third party software expensed during fiscal 2005, 2006 and 2007 was $26 million, $32 million and $45 million.

2.8. Other assets

Other assets consist of the following:
(Dollars in millions)
	As of March 31,
	2006	2007
Non-current portion of loans to employees	$8	$4
Non-current deposits with corporations	18	30
Others	1	3
	$27	$37

2.9. Goodwill and Intangible assets

Following is a summary of movement in the carrying amount of goodwill:
(Dollars in millions)
	Year ended March 31,
	2006	2007
Balance at the beginning of the year	$8	$8
Goodwill relating to acquisitions (refer note 2.5)	-	115
Effect of translation adjustments	-	5
Balance at the end of the year	$8	$128

Goodwill has been allocated to the following reportable segments
(Dollars in millions)
Segment	As of March 31,
	2006	2007
Financial services	$4	$52
Manufacturing	-	11
Telecom	-	3
Retail	-	44
Others	4	18
Total	$8	$128

Following is a summary of carrying amount of intangible assets:
(Dollars in millions)
	As of March 31,
	2006	2007
Customer contracts
Gross carrying value	-	$23
Accumulated amortization	-	(3)
Net carrying value	-	$20

The estimated aggregate amortization expense of intangible asset for each of the four succeeding annual fiscal periods as of March 31, 2007 are as detailed below.
(Dollars in millions)
Year ending March 31,	Amortization cost
2008	6
2009	6
2010	6
2011	2
$20

2.10. Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with purchase of the company's equity securities by all employees. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $28 million were outstanding as of March 31, 2006 and 2007.

The required repayments of employee loans outstanding as of March 31, 2007 are as detailed below.
(Dollars in millions)
Repayment in the 12 months ending March 31,	Repayment
2008	$24
2009	2
2010	1
2011	1
2012	-
$28

The estimated fair values of the loan to employee's receivables amounted to $24 million as of March 31, 2006 and $26 million as of March 31, 2007. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.11. Other accrued liabilities

Other accrued liabilities comprise the following:
(Dollars in millions)
	As of March 31,
	2006	2007
Accrued compensation to staff	$82	$104
Provision for post sales client support	3	5
Withholding taxes payable	20	42
Provision for expenses	49	106
Retainage	3	5
Others	3	10
	$160	$272

2.12. Employee post-retirement benefits

2.12.1. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements in fiscal 2005, 2006 and 2007. The measurement date used is March 31 of the relevant fiscal year.
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Change in benefit obligations
Benefit obligations at the beginning of the year	$30	$34	$41
Unrecognized actuarial loss	(2)	-	-
Service cost	5	8	9
Interest cost	2	2	3
Benefits paid	(1)	(2)	(4)
Effect of exchange rate changes	-	(1)	2
Benefit obligations at the end of the year	$34	$41	$51
Change in plan assets
Fair value of plan assets at the beginning of the year	$24	$31	$38
Effect of exchange rate changes	-	(1)	1
Actual return on plan assets	2	3	4
Employer contributions	6	7	12
Benefits paid	(1)	(2)	(4)
Plan assets at the end of the year	$31	$38	$51
Funded status	$(3)	$(3)	-
Excess of actual return over estimated return on plan assets	$(1)	$(1)	-
Unrecognized actuarial loss	$4	$4	-
(Accrued) / prepaid benefit	-	-	-

Net gratuity cost for fiscal 2005, 2006 and 2007 comprises the following components:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Service cost	$5	$8	$9
Interest cost	2	2	3
Expected return on assets	(1)	(2)	(3)
Net gratuity cost	$6	$8	$9

The assumptions used in accounting for the gratuity plan as of and for the year ended March 31, 2005, 2006 and 2007 are set out below:

	2005	2006	2007
Discount rate	6.7%	7.5%	8.0%
Rate of increase in
Compensation levels	5.1%	5.1%	5.1%
Rate of return on plan assets	6.7%	7.5%	8.0%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2007, all of the plan assets are invested in debt securities.

The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2005, 2006 and 2007 have not been lower than the expected rate of return on plan assets estimated for those years.

Accumulated benefit obligation was $15 million and $19 million as of March 31, 2006 and 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
(Dollars in millions)
Year ending March 31,
2008	$4
2009	4
2010	5
2011	6
2012	7
2013-2017	$29

The expected benefits are based on the same assumptions used to measure the company's benefit obligations as of March 31, 2007.

The company expects to contribute approximately $14 million to the gratuity trusts during fiscal 2008.

2.12.2. Superannuation

The company contributed $2 million, $4 and $7 million to the superannuation plan in fiscal 2005, 2006 and 2007. During fiscal 2007, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.12.3. Provident fund

The company contributed $10 million, $15 million and $21 million to the provident fund in fiscal 2005, 2006 and 2007.

2.13. Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. The computations of basic and diluted EPS have also been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect the effect of bonus issue.

The rights of equity shareholders are set out below.

2.13.1. Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2. Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Cash dividend per equity share for fiscal 2005, 2006 and 2007 were $0.38, $0.15 and $0.53 respectively.

2.13.3. Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.13.4. Stock options

There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.14. Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Infosys BPO. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Infosys BPO. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million. On June 30, 2005, the preference shares were converted to 8,750,000 equity shares of Infosys BPO as per the terms of the stock subscription agreement.

As of March 31, 2006, CIFC held 8,750,000 equity shares of Infosys BPO. Infosys' percentage ownership in Infosys BPO immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Infosys BPO and the change has been accounted for as an equity transaction in consolidation.

On June 30, 2006, Infosys acquired 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation for a consideration of $116 million.

2.15. Non-Operating income

In fiscal 2005, the company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the year ended March 31, 2007 resulting in a gain of $1 million.

Other income, net, consists of the following:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Interest income	$17	$31	$43
Income from mutual fund investments	9	17	27
Foreign exchange gains/(losses), net	(2)	(18)	8
Others	-	1	5
	$24	$31	$83

2.16. Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2005, 2006 and 2007 were $9 million, $12 million and $15 million.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.
(Dollars in millions)
Year ending March 31,
2008	$11
2009	9
2010	6
2011	6
2012	5
Thereafter	10
Total	$47

2.17. Research and development

Research and development expenses were $17 million, $23 million and $37 million for fiscal 2005, 2006 and 2007.

2.18. Employees' Stock Offer Plans (ESOP)

1998 Employees Stock Offer Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and the 1999 Plan in fiscal 2005, 2006 and 2007 are set out below.

	2005		2006		2007
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning of the year	7,742,016	$20	6,108,580	$20	4,546,480	$20
Forfeited and expired	(461,836)	$21	(190,696)	$26	(171,143)	$41
Exercised	(1,171,600)	$18	(1,371,404)	$18	(2,291,213)	$18
Outstanding at the end of the year	6,108,580	$20	4,546,480	$20	2,084,124	$21
Exercisable at the end of the year	3,841,284	$24	3,810,724	$22	2,084,124	$21
1999 Plan:
Outstanding at the beginning of the year	36,724,240	$13	28,109,874	$13	19,179,074	$13
Granted	-	-	-	-	638,761	$49
Forfeited and expired	(1,773,316)	$13	(333,342)	$13	(111,306)	$12
Exercised	(6,841,050)	$11	(8,597,458)	$12	(17,808,689)	$13
Outstanding at the end of the year	28,109,874	$13	19,179,074	$13	1,897,840	$26
Exercisable at the end of the year	19,158,594	$15	16,954,352	$13	1,259,079	$14

The weighted-average fair value of options granted under the 1999 Plan during fiscal 2007 is $14.

The aggregate intrinsic value of options exercised under the 1998 Plan during fiscal 2005, 2006 and 2007 was $24 million, $49 million and $65 million, respectively. The aggregate intrinsic value of options exercised under the 1999 Plan during fiscal 2005, 2006 and 2007 was $111 million, $280 million and $519 million, respectively. The aggregate fair value of options vested under the 1998 Plan during fiscal 2005, 2006 and 2007 was $19 million, $12 million and $6 million, respectively. The aggregate fair value of options vested under the 1999 Plan during fiscal 2005, 2006 and 2007 was $56 million, $32 million and $10 million, respectively.

As of March 31, 2007 options outstanding under the 1998 Plan and the 1999 Plan had an intrinsic value of $62 million and $41 million, respectively. As of March 31, 2007 options exercisable under the 1998 Plan and 1999 Plan had an intrinsic value of $62 million and $41 million, respectively. As of March 31, 2007, the unamortized stock compensation expenses under the 1999 Plan was $5 million and the same is expected to be amortized over a weighted average period of approximately 1.72 years.

The company has accelerated the vesting period of 572,000 outstanding unvested options which were due to be vested in the normal course over the period upto October 2007. The additional charge resulting from the acceleration of the vesting period has been included in stock compensation expense.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan
4-15	825,671	2.78	$11	825,671	2.78	$11
16-30	1,011,073	2.21	$22	1,011,073	2.21	$22
31-45	154,720	1.27	$38	154,720	1.27	$38
46-83	92,660	1.07	$62	92,660	1.07	$62
	2,084,124	2.32	$21	2,084,124	2.32	$21
1999 Plan:
7-15	674,273	2.65	$10	674,273	2.65	$10
16-30	584,806	1.62	$19	584,806	1.62	$19
31-49	638,761	2.69	$49	-	-	-
	1,897,840	2.35	$26	1,259,079	2.18	$14

Infosys BPO's 2002 Plan (the 2002 Plan) provides for the grant of stock options to its employees and was approved by its Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in the 2002 Plan in fiscal 2005, 2006 and 2007 are set out below.

	2005		2006		2007
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning of the year	3,124,625	$1.00	3,116,518	$1.18	2,452,330	$3.01
Granted	432,900	$2.65	1,156,520	$4.97	593,300	$13.16
Forfeited and expired	(327,357)	$1.52	(1,032,960)	$1.41	(490,516)	$4.57
Exercised	(113,650)	$0.72	(787,748)	$0.76	(815,822)	$2.23
Purchased by Infosys (*)	-	-	-	-	(1,218,732)	$3.64
Swapped with Infosys options (*)	-	-	-	-	(518,360)	$13.03
Outstanding at the end of the year	3,116,518	$1.18	2,452,330	$3.01	2,200	$2.72
Exercisable at the end of the year	662,191	$0.90	514,413	$1.32	1,900	$2.45
(*) These options are held by Infosys.

The weighted average fair value of options granted under the 2002 Plan during fiscal 2005, 2006 and 2007 were $1.01, $2.00 and $6.65 respectively.

The aggregate intrinsic value of options exercised under the 2002 Plan for fiscal 2005, 2006 and 2007 was nil, $4 million and $8 million, respectively. The aggregate fair value of options vested under the 2002 Plan for fiscal 2005, 2006 and 2007 were nil. The aggregate cash received from exercise of options under the 2002 Plan during fiscal 2007 was $2 million.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
2002 Plan:
0.69-1.70	850	0.65	$1.09	850	0.65	$1.09
1.71-3.50	350	1.34	$1.71	350	1.34	$1.71
3.51-4.75	1,000	2.54	$4.46	700	2.55	$4.46
	2,200	1.62	$2.72	1,900	1.48	$2.45

2.19. Income taxes

The provision for income taxes in the income statement comprises:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Current taxes
Domestic taxes	$20	$19	$38
Foreign taxes	55	56	52
	75	75	90
Deferred taxes
Domestic taxes	-	(2)	(2)
Foreign taxes	(3)	(3)	(4)
	(3)	(5)	(6)
Aggregate taxes	$72	$70	$84

All components of the aggregate taxes of $72 million, $70 million and $84 million for fiscal 2005, 2006 and 2007 are allocated to the continuing operations of the company. Tax benefits of $10 million, $4 million and $4 million earned on exercise of employee stock options have been credited to additional paid in capital during fiscal 2005, fiscal 2006 and fiscal 2007.

Current foreign taxes for fiscal 2007 include a credit of $29 million being liability no longer required for taxes payable in foreign jurisdiction consequent to expiry of limitation period and completion of assessment by taxation authorities.

Income taxes have been allocated as follows:
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Income from continuing operations	$72	$70	$84
Stockholders' equity for:
Initial adoption of SFAS 158	-	-	(1)
Income tax benefit arising on exercise of stock options	(10)	(4)	(4)
Total income taxes	$62	$66	$79

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:
(Dollars in millions)
	As of March 31,
	2006	2007
Deferred tax assets
Property, plant and equipment	$13	$17
Investments	1	1
Loss carryforwards in subsidiary	-	14
Deferred tax on application of SFAS 158		1
Others	-	5
Compensated absences and other accruals	1	-
	15	38
Less: Valuation allowance	(1)	(15)
	14	23
Deferred tax liabilities
Intangible asset	-	(2)
Net deferred tax assets	$14	$21

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2007. The valuation allowance relates to investments and losses in subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As at April 2004, the valuation allowance was $2 million. The valuation allowance decreased by $1 million during fiscal 2005.There was no change in valuation allowance during fiscal 2006. During fiscal 2007, the valuation allowance was increased by $14 million on account of losses relating to Infosys Consulting.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below.
(Dollars in millions)
	Year ended March 31,
	2005	2006	2007
Income before income taxes	$491	$630	$936
Enacted tax rates in India	36.59%	33.66%	33.66%
Computed expected tax expense	$180	$212	$315
Tax effect due to non-taxable income for Indian tax purposes	(126)	(160)	(224)
Tax reversals	-	-	(29)
Effect of differential foreign tax rates	9	15	13
Changes in valuation allowances	-	-	8
Others	9	3	1
Aggregate taxes	$72	$70	$84

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

The per share (basic) effect of the tax holiday was $0.24, $0.29 and $0.40 for fiscal 2005, fiscal 2006 and fiscal 2007.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2007, Infosys' US branch net assets amounted to approximately $334 million. As of March 31, 2007, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

Income taxes have not been provided for on $26 million of undistributed earnings of a foreign subsidiary, as such earnings have been permanently reinvested in the business. As of March 31, 2007, the unrecognized deferred tax liability associated with these earnings amounted to approximately $9 million.

The carry-forward business losses of $39 million as of March 31, 2007 relating to a foreign subsidiary, expires over the period up to March 31, 2027.

2.20. Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2005	2006	2007
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	533,802,066	543,160,222	554,018,739
Effect of dilutive common equivalent shares - stock options outstanding	13,378,760	14,807,564	12,091,843
Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	547,180,826	557,967,786	566,110,582

Options to purchase 678,590 shares, 267,674 shares and 114,703 shares for fiscal 2005, 2006 and 2007, respectively under the 1998 Plan and 2,107,416 shares, 68,249 shares and 34,091 shares for fiscal 2005, 2006 and 2007, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

The computation of basic and diluted earnings per share has also been adjusted retroactively for all periods presented to reflect the effect of bonus issue. See Note 2.13

2.21. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $119 million as of March 31, 2006 and $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million of forward exchange contracts as of March 31, 2007. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of March 31, 2007, the company held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of United Kingdom Pound Sterling 16 million.

2.22. Segment reporting

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

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

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

2.22.1. Industry segments

(Dollars in millions)
Year ended March 31, 2005	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$549	$231	$295	$155	$362	$1,592
Identifiable operating expenses	232	99	122	63	142	658
Allocated expenses	147	55	71	37	102	412
Segmental operating income	170	77	102	55	118	522
Unallocable expenses						66
Operating income						456
Gain on sale of long term investment						11
Other income, net						24
Income before income taxes						491
Provision for income taxes						72
Net income						$419

Year ended March 31, 2006	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$775	$299	$354	$219	$505	$2,152
Identifiable operating expenses	330	132	132	90	204	888
Allocated expenses	203	77	85	59	144	568
Segmental operating income	242	90	137	70	157	696
Unallocable expenses						97
Operating income						599
Gain on sale of long term investment						-
Other income, net						31
Income before income taxes and minority interest						630
Provision for income taxes						70
Income before minority interest						560
Minority interest						5
Net income						$555

Year ended March 31, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,157	$416	$598	$311	$608	$3,090
Identifiable operating expenses	493	174	229	128	244	1,268
Allocated expenses	316	114	164	85	167	846
Segmental operating income	348	128	205	98	197	976
Unallocable expenses						124
Operating income						852
Gain on sale of long term investment						1
Other income, net						83
Income before income taxes and minority interest						936
Provision for income taxes						84
Income before minority interest						852
Minority interest						2
Net income						$850

2.22.2. Geographic segments

(Dollars in millions)
Year ended March 31, 2005	North America	Europe	India	Rest of the World	Total
Revenues	$1,038	$355	$30	$169	$1,592
Identifiable operating expenses	433	141	7	77	658
Allocated expenses	258	84	7	64	413
Segmental operating income	347	130	16	28	521
Unallocable expenses					65
Operating income					456
Gain on sale of long term investment					11
Other income, net					24
Income before income taxes					491
Provision for income taxes					72
Net income					$419

Year ended March 31, 2006	North America	Europe	India	Rest of the World	Total
Revenues	$1,394	$528	$38	$192	$2,152
Identifiable operating expenses	584	213	16	75	888
Allocated expenses	357	129	10	72	568
Segmental operating income	453	186	12	45	696
Unallocable expenses					97
Operating income					599
Gain on sale of long term investment					-
Other income, net					31
Income before income taxes and minority interest					630
Provision for income taxes					70
Income before minority interest					560
Minority interest					5
Net income					$555

Year ended March 31, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$1,955	$815	$50	$270	$3,090
Identifiable operating expenses	842	319	12	95	1,268
Allocated expenses	537	223	13	73	846
Segmental operating income	576	273	25	102	976
Unallocable expenses					124
Operating income					852
Gain on sale of long term investment					1
Other income, net					83
Income before income taxes and minority interest					936
Provision for income taxes					84
Income before minority interest					852
Minority interest					2
Net income					$850

2.22.3. Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2005, 2006 and 2007.

2.23. Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.24. Commitments and contingencies

The contractual commitments for capital expenditure were $117 million and $158 million as of March 31, 2006 and 2007, respectively.

The company has outstanding guarantees for various statutory purposes totaling $6 million and $11 million as of March 31, 2006 and 2007, respectively. These guarantees are generally provided to governmental agencies.

2.25. Tax contingencies

During fiscal 2006, the company received a demand from the Indian tax authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. Further during fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demands were mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance mainly arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover also.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. For the demand pertaining to fiscal 2002 and fiscal 2003, the position of the Company has been substantially upheld by the appellate authority.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for doubtful accounts on trade accounts receivable
(Dollars in millions)
Description	Balance at beginning of the year	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2005	$3	$5	$(4)	$4
Fiscal 2006	$4	$2	$(4)	$2
Fiscal 2007	$2	$6	$(3)	$5

SIGNATURES
The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOSYS TECHNOLOGIES LIMITED

By: / S / NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
*******4.8	Share Purchase Agreement with CIFC
*******4.9	Escrow Agreement
******11.1	Code of Ethics for Principal Executive and Senior Financial Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
15.5	Nomination Committee Charter
******15.6	Whistleblower Policy
15.7	Risk Management Committee Charter
*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR(File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
***	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.
****	Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.
*****	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 25, 2005.
******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on May 13, 2003.
*******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 28, 2006.