Form 20-F
period 2008-03-31
INFOSYS TECHNOLOGIES LTD
filed 2008-04-30
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended March 31, 2008

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from __________ to __________

OR

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     Date of event requiring this shell company report________

Commission File Number 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

V. Balakrishnan, Chief Financial Officer, +91-80-2852-0261, balakv@infosys.com
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value Rs. 5 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 571,995,758 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 17 ☐ Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Account Standards Board ☐ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Annual Report are the property of their respective owners.

Except as otherwise stated in this Annual Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 40.02 per $1.00, March 31, 2008 being the last day of the fiscal year ended March 31, 2008 for which such rates were available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., and Forrester, Inc., providers of market information and strategic information for the IT industry and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of Gartner, Forrester, NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Operating and Financial Review and Prospects, all of which are included elsewhere in this Annual Report. The summary consolidated statements of income for the five years ended March 31, 2008 and the summary consolidated balance sheet data as of March 31, 2004, 2005, 2006, 2007 and 2008 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes except for cash dividend per equity share data. Historical results are not necessarily indicative of future results. The information presented below reflects our 3:1 stock split effected in the form of a stock dividend in July 2004 and 1:1 stock split effected in the form of a stock dividend in July 2006.

(Dollars  in millions, except per share data)
	Fiscal Year ended March 31,
Statements of Income Data	2004	2005	2006	2007	2008

Revenues	$1,063	$1,592	$2,152	$3,090	$4,176
Cost of revenues	604	904	1,244	1,777	2,453
Gross profit	459	688	908	1,313	1,723
Operating Expenses:
Selling and marketing expenses	77	103	136	209	230
General and administrative expenses	82	127	173	249	334
Amortization of intangible assets	7	2	-	3	8
Total operating expenses	166	232	309	461	572
Operating income	293	456	599	852	1,151
Gain on sale of long term investment	-	11	-	1	-
Other income, net	28	24	31	83	175
Income before income taxes and minority interest	321	491	630	936	1,326
Provision for income taxes	51	72	70	84	171
Income before minority interest	270	419	560	852	1,155
Minority interest	-	-	5	2	-
Net income	$270	$419	$555	$850	$1,155
Earnings per Equity Share:
Basic	$0.51	$0.78	$1.02	$1.53	$2.03
Diluted	$0.50	$0.77	$0.99	$1.50	$2.02
Weighted Average Equity Shares used in
computing earnings per Equity Share:
Basic	525,560,616	533,802,066	543,160,222	554,018,739	568,564,740
Diluted	534,332,472	547,180,826	557,967,786	566,110,582	570,368,975
Cash dividend per Equity Share ($)	0.08	0.38 (1)	0.15	0.53 (2)	0.31
Cash dividend per Equity Share (Rs.)	3.63	16.88 (1)	6.50	24.25 (2)	12.50
	As of March 31,
Balance Sheet Data	2004	2005	2006	2007	2008
Cash and cash equivalents	$445	$410	$889	$1,403	$2,058
Investments in liquid mutual fund units	218	278	170	6	18
Total assets	1,132	1,454	2,066	3,073	4,492
Preferred stock of subsidiary	(22)	(21)	-	-	-
Total stockholders' equity	$953	$1,253	$1,837	$2,717	$3,910

(1) Cash dividend per equity share includes a special one-time dividend of $0.28 (Rs. 12.50) per equity share paid in June 2004
(2) Cash dividend per equity share includes a silver jubilee special dividend of $0.33 (Rs. 15.00) per equity share paid in June 2006.

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

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one US dollar could be exchanged based on noon buying rate in the city of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled ‘Average’ in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
2008	Rs. 40.02	Rs. 40.00	Rs. 43.05	Rs. 38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.21	46.26	43.05
2005	43.62	44.87	46.45	43.27
2004	43.40	45.78	47.46	43.40

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the city of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
March 2008	Rs. 40.46	Rs. 39.76
February 2008	40.11	39.12
January 2008	39.55	39.13
December 2007	39.55	39.29
November 2007	39.68	39.11
October 2007	39.72	38.48

On April 29, 2008, the noon buying rate in the city of New York was Rs. 40.37.

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
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  foreign currency fluctuations;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients' efforts to comply with regulatory requirements, or those occurring as a result of our clients reorganizing their operations, including any change in management resulting from mergers and acquisitions or otherwise;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis compared with time and material contracts;
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
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including, the economic conditions in the geographies in which we operate, including the United States and Europe.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $16 million in costs for visas in the three months ended June 30, 2007, compared to $4 million for the three months ended September 30, 2007. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India and onsite. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. Furthermore, over the past fiscal year, the rupee has appreciated substantially relative to the US dollar. The exchange rate for one dollar based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 40.02 as of March 31, 2008, as against Rs. 43.10 as of March 30, 2007.  On April 29, 2008, the noon buying rate was Rs. 40.37 per one US dollar. The appreciation of the rupee against the dollar adversely impacted our revenues and operating results for fiscal 2007 and 2008. In the event that the dollar does not appreciate against the rupee, or in the event that the rupee further appreciates against the dollar, the results of our operations may be further adversely affected. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India and overseas could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years after a two-year downward trend due to a challenging global economic environment. Additionally, although spending on technology products and services is expected to continue to grow, the growth of global IT purchases is expected to slow in 2008. For example, in February 2008, the Forrester Global IT 2008 Market Outlook indicated that global purchases of IT goods and services is estimated to grow by 6% in 2008, as compared to an estimated increase of 12% in 2007.  Any reduction in IT spending, or any slowdown in the growth of IT spending, could adversely impact our business.

Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. This wage pressure is exacerbated by competition among Indian companies for qualified employees. Every year, we undertake a compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly on an annual basis. If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.  Pricing pressures from our clients and wage pressures in India have negatively impacted our operating results, and may do so in the future.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.

In fiscal 2008, 2007 and 2006, approximately 62.0%, 63.3% and 64.8% of our revenues were derived from the United States. In the same periods, approximately 28.1%, 26.4% and 24.5% of our revenues were derived from Europe. If the United States or European economy weakens, whether on account of an economic slowdown or otherwise, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. The Forrester Global IT 2008 Market Outlook predicts a distinct slowdown of US IT purchases from 6.2% growth in 2007 to 2.8% growth in 2008.

Furthermore, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For example, the recent crisis in the subprime mortgage backed securities markets in the United States has adversely impacted the financial services industry with a number of companies in the financial services industry resorting to significant write offs or otherwise suffering significant adverse financial effects. The subprime mortgage crisis and the resultant weaknesses in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, especially those in the financial services sector. Any such reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and, consequently, adversely affect our revenues and profitability.

Further, over the past few months, there has been a significant slowdown in the growth of the United States economy accompanied by a significant reduction in consumer spending in the United States. According to the US Bureau of Economic Analysis, the real Gross Domestic Product of the United States increased at an annual rate of 0.6% in the fourth quarter of 2007 as compared to an increase of 4.9% during the immediately preceding quarter.  The subprime mortgage crisis and any slowdown in the United States economy could have a material adverse impact on our revenues from certain industries especially vulnerable to the crisis or to an economic down turn. For instance, in fiscal 2008, 2007 and 2006, we derived approximately 35.8%, 37.4% and 36.0% of our revenues from clients in the financial services industry, 21.6%, 19.3% and 16.4% of our revenues from clients in the telecommunications industry and about 11.8%, 10.1% and 10.2% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the US economy. Any slowdown in the financial services industry, the telecommunications industry, the retail industry or in other industry segments, from which we generate revenues, could have a negative effect on our business and results of operations.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2004 and March 31, 2008 our total employees grew from approximately 25,700 to approximately 91,200. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:

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

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. Recently, we established a wholly owned subsidiary and opened a development center in Mexico.  Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2008, 2007 and 2006, our largest client accounted for 9.1%, 7.0% and 4.4% of our total revenues, and our five largest clients together accounted for 20.9%, 19.4% and 17.8% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.  There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced. As of March 31, 2008, one of our major clients accounted for over 20% of our total account receivables as of such date, and any inability to recover all or part of these receivables could reduce our profitability.

Legislation in certain countries, in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, it is possible that there could be a change in the existing laws or the enactment of new legislations restricting offshore outsourcing which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

In the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers.

Any of these events could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 12,500, 15,200 and 13,700 new employees, net of attrition, in fiscal 2006, 2007 and 2008.

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

Changes in policies or laws may also affect the ability of technology companies to hire, attract and retain personnel. For instance, the Finance Act, 2007 imposes a fringe benefit tax, or FBT, on companies with respect to specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The imposition of FBT may discourage technology companies in India from granting stock options to its employees. Although the Government of India has clarified that FBT imposed on a company may be passed on to its employees, any passing on of FBT by a company to its employees may reduce the effectiveness of stock option grants in attracting and retaining employees. Any passing on of FBT by us to our employees may affect our ability to hire skilled and experienced technology professionals.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually Our comparable attrition rate for fiscal 2008, 2007 and 2006 was 13.4%, 13.7% and 11.2%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is possible that the Central Government or State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central Government or State Government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. On June 22, 2007, we effected an internal reorganization, pursuant to which our then Chief Executive Officer, Nandan M. Nilekani stepped down as Chief Executive Officer, and S. Gopalakrishnan, our former President and Chief Operating Officer, took his place. Nandan M. Nilekani continues to serve as our Co-Chairman. S. D. Shibulal replaced S. Gopalakrishnan as our Chief Operating Officer effective June 22, 2007. Our future performance will be affected by any disruptions in the continued service of our executives and other officers. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2008, 2007 and 2006, revenues from fixed-price, fixed-timeframe projects accounted for 31.0%, 26.7% and 28.1% of our total services revenues, including revenues from our business process management services. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

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

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. For instance, we recently introduced an integrated service solution, Software as a Service, or SaaS, that combines the supply of hardware and network infrastructure bundled with their maintenance and support with the licensing of third party or proprietary software, or the development of customized software, bundled with their implementation, integration and maintenance. Our new solutions, including the SaaS solution, are often based on a transaction based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we adopt a transaction based pricing model, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

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

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reportings.

In connection with our Annual Report on Form 20-F for fiscal 2008, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2008, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 52 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2008, we had contractual commitments of approximately $166 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2008, 2007 and 2006 we earned 3.6%, 3.9% and 3.8% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 16.94% of our issued equity shares as of April 30, 2008. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and subsequently established Infosys China and Infosys Consulting in the United States. Recently, we established a wholly-owned subsidiary and opened a development center in Mexico. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority- owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

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

We deduct the expense of employee stock option grants from our income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Pursuant to Securities and Exchange Commission Release No. 33-8568, we adopted SFAS 123R as of April 1, 2006. Our stock compensation expense as of March 31, 2008 as determined under the fair value method was approximately $3 million. The change in the standard has adversely affected our operating results and will continue to do so in the event we make any future grants.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income to the extent of $282 million, $224 million and $160 million for the fiscal 2008, fiscal 2007 and fiscal 2006 compared to the effective tax rates that we estimate would have applied if these incentives had not been available. The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks in India, or STPs, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company's undertaking. On April 29, 2008, the Finance Minister of India announced that the Government of India proposed to extend the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking. However, this extension is not yet effective. In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays including on account of non-extension of the tax holidays relating to STPs in India, would likely increase our effective tax rates significantly, and have a material and adverse effect on our net income.

The Finance Act, 2007, has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, is 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next five years.  Although MAT paid by us can be set off against our future income tax liability, our net income and cash flows could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Bill, 2008, proposed to include services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business.  Under this tax, service providers are required to pay a tax of 12% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

We are subject to a 15% Branch Profit Tax, or BPT, in the United States to the extent that the after-tax net profits of our United States branch during a fiscal year exceeds the increase in the United States branch net assets, the net profits and net assets being calculated in accordance with the Internal Revenue Code. Based on the net profits of our United States branch for fiscal 2008 and the net assets held as of March 31, 2008 and March 31, 2007, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and affecting our profits negatively.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future, and the weakness of the dollar had a material and adverse effect on our operating results in fiscal 2008 and 2007. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of March 31, 2008, we held foreign exchange forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million. We also held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 12 million and Euro Forward Extra of Euro 5 million. The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposures given the recent volatility of the Indian rupee against foreign currencies, including the US dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India recently recommended that India move to increased capital account convertibility over the next five years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. In addition, every year we undertake a compensation review, and, pursuant to such review, the average salary of our employees has increased significantly on an annual basis. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, the attacks of June 30, 2007 in Glasgow and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

As of March 31, 2008, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,400 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,300 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the US Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the US and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

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

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Our software development centers located at Chandigarh,  Chennai, Mangalore and Pune currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in thirteen countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Recently, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. We also have a very large workforce spread across our various offices worldwide. As of March 31, 2008, we employed approximately 91,200 employees worldwide, and approximately 18,700 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct.  Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and divert our attention and resources from operating our company.Although there are currently no material pending or threatened intellectual property claims against us, infringement claims have been, and may be, asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

On April 15, 2008, a civil court in Bobigny, France ruled that our use of the name “Infosys” constituted infringement of the trademark, corporate name and trade name “Infosys France” in France and that we could not use the name "Infosys" in France as a trademark, corporate name, trade name and domain name with immediate effect. Although we have appealed against the ruling and have sought a stay on the decision of the civil court, failure to obtain a stay on the ruling, or an adverse final ruling, may force us to operate under a  different trade name and could adversely affect our operations in France.  The ruling in France, or a similar ruling in any jurisdiction in which we operate, could disrupt our ongoing business, distract our management and employees, and affect our future business.

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

  if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or
  if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the transaction value does not exceed ten times the acquiring company's previous fiscal year's export earnings.

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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

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

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

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

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor’s equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the US Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4. Information on the Company

COMPANY OVERVIEW

We define, design and deliver IT enabled business solutions for our clients. We believe that our solutions help our clients shift their operational priorities to achieve strategic differentiation and operational efficiency.

Our comprehensive end-to-end business solutions that leverage technology for our clients.  Our suite of business solutions, include technical consulting, design, development, product engineering, maintenance, systems integration, package enabled consulting and implementation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

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

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients' needs. Our primary geographic markets are North America, Europe, and the Asia-Pacific region. We serve clients in banking and capital markets; communications, media and entertainment; energy, utilities and services; insurance, healthcare and life sciences; manufacturing; retail, consumer product goods and logistics; and other industries.

Our revenues grew from $1,063 million in fiscal 2004 to $4,176 million in fiscal 2008, representing a compound annual growth rate of 40.8%. Our net income grew from $270 million to $1,155 million during the same period, representing a compound annual growth rate of 43.8%. Between March 31, 2004 and March 31, 2008, our total employees grew from approximately 25,700 to approximately 91,200 representing a compound annual growth rate of approximately 37.3%.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remaining among the industry's leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006 we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also each included a public offering without listing in Japan, or POWL. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index.

Infosys BPO is our majority-owned subsidiary. Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91-80-2852-0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

In fiscal 2008, 2007 and 2006 we spent $374 million, $336 million and $246 million, respectively, on capital expenditure. As of March 31, 2008, we had contractual commitments of approximately $166 million for capital expenditure. These commitments included approximately $150 million in domestic purchases and $16 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures are financed out of cash generated from operations.

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the year ended March 31, 2007 resulting in a gain of $1 million

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders by February 2008; and
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.

An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Consequent to the above acquisitions a cumulative amount of $115 million was recorded as goodwill.

In February 2008, the committed purchase of 360,417 Infosys BPO shares from minority shareholders of Infosys BPO was completed by paying an amount of $6 million. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V.(Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million of which $1 million is yet to be paid. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

INDUSTRY OVERVIEW

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices.  To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology services providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. Although there has been a slight slowdown in the purchase of IT services during 2008 due to the slowdown of the global economy, there continues to be significant growth in the purchase of IT services.  The Global IT 2008 Market Outlook published by Forrester in February 2008 forecasts that IT services and outsourcing purchases during 2008 will grow at 9% as compared to 12% during 2007.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities. The range of services delivered offshore is also increasing. According to Gartner's IT Outsourcing Forecast Database, November 2007 by Kathryn Hale and Kurt Potter, outsourcing spending on services will increase from $226 billion in 2006 to an estimated $328 billion by 2011. Gartner’s Business Process Outsourcing Forecast Database, November 2007 by Robert. H. Brown and Kathryn Hale indicates that spending on services in the Business Process Outsourcing market is expected to grow from $144 billion to an estimated $234 billion during the same period.(1)

(1) The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., a corporation organized under the laws of the State of Delaware, USA, and its subsidiaries (“Gartner”), and are not representations of fact. The Gartner Report(s) do not constitute a specific guide to action and the reader of this Annual Report on Form 20-F assumes sole responsibility for his or her selection of, or reliance on, the Gartner Report(s), or any excerpts thereof, in making any decision, including any investment decision. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report on Form 20-F) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner is not responsible, nor shall it have any liability, to the Company or to any reader of this Annual Report on Form 20-F for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the Gartner Report(s) or any excerpts thereof.

The India Advantage

India is recognized as the premier destination for offshore technology services. According to a factsheet published by NASSCOM in February 2008, IT services (excluding BPO, product development and engineering services) exports from India are expected to cross $23 billion in fiscal 2008 and BPO exports from India are expected to cross $10.9 billion during the same period.

There are several key factors contributing to the growth of IT and IT-enabled services.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2007, approximately 250 Indian companies had acquired quality certifications with approximately 80 companies certified at SEI-CMM Level 5 - higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2007 suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 25-50 percent over the original cost base.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM, India produces approximately 3.1 million university and college graduates, including approximately 500,000 technical graduates annually.

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

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers' experience, proven track record and breadth of client relationships. According to a factsheet published by NASSCOM in February 2008, Indian IT-enabled Services-Business Process Outsourcing services export market was $8.4 billion in fiscal 2007 and is estimated to be between $10.5-$11 billion in fiscal 2008.

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

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business.  We bring together our expertise in consulting, IT services and BPO to create solutions that allow our clients to increase their customer loyalty through faster innovation, to restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and to become more competitive. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, product engineering, maintenance, systems integration and package enabled consulting and implementation, and through Infosys BPO, business process management services. Through our consulting group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. The Magic Quadrant for European Offshore Application Services, 2007 and the Magic Quadrant for North American Offshore Application Services, 2007 have positioned us in the leader quadrant for leading offshore application services providers in Europe and North America.(2)

(2) The Magic Quadrant is copyrighted 2007 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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

Strong Brand and Long-Standing Client Relationships. We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 70 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 52 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Canada, China, Japan, Mauritius, Mexico, Poland and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2004 and March 31, 2008, our total number of employees grew from approximately 25,700 to approximately 91,200.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a US stock exchange. We were also the first Indian company to do a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index.

OUR STRATEGY

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also plan to increase our recurring business with clients by providing product engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group is comprised of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2008, we screened over 885,000 employment applications, tested over 227,600 applicants, interviewed over 97,500 applicants and made approximately 46,300 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility is able to house 4,800 trainees at any one time, and is able to provide the facilities required for the training of approximately 15,200 employees annually.

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

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We also instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery, or ACM, for the recognition of young scientists and system developers whose contemporary innovations have an impact on the computing field. Additionally, we have instituted a Rs.1 million Infosys Mathematics Award jointly with the National Institute of Advanced Studies in order to encourage research in mathematics and sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

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

For the past 17 years, we have successfully executed projects at our global development centers. We have 52 global development centers, of which 26 are located in India, 11 are in North America, 9 are in the Asia-Pacific region and 6 are in Europe.  Our largest development centers are located in India. Approximately 73% of the total billed person-months for our services rendered during fiscal 2008 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

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

OUR END-TO-END SOLUTIONS

We provide comprehensive end-to-end business solutions that leverage technology. Our service offerings include business consulting, package enabled consulting and implementation, custom application development, maintenance and production support, technology consulting, business process management and solutions, product engineering solutions, infrastructure maintenance services, validation solutions, and systems integration services. These offerings are provided to clients across multiple industry verticals including banking and capital markets, communications, energy, manufacturing, pharmaceuticals and healthcare, and retail. We also provide a core banking software solution, Finacle, for the banking industry and provide customization and implementation services around this solution.

We complement our industry expertise with specialist support for our clients. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. We have a knowledge management system to enable us to leverage existing solutions across our company, where appropriate, and have developed in-house tools for project management and software life cycle support. We also bring to bear our unique methodologies in our consulting practice to provide value added services to our clients. These processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, product engineering, package enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2008.

Custom Application Development

We provide customized software solutions for our clients. We create new applications and enhance the functionality of our clients' existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process, including defining requirements, designing, prototyping, programming, module integration, installation of the custom application and maintenance and support of these systems. We perform system design and software coding and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client's site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft's .NET or open platforms such as J2EE and Linux.

As an example, we partnered with a client in the financial services domain, in developing the core internet application and related systems for a new online aggregation business that was being created in response to market opportunities. In a record period of 9 months, and with a peak team size of over 100 professionals, we designed, developed, tested and deployed this new system that enabled retail consumers to compare and purchase financial products online. Our emphasis was on delivering a reliable system that allowed our client to create a unique offering to its customers with the shortest time to market. This was achieved, when in less than 6 weeks of the system going live, the client’s fledgling business was able to perform better than long-established competitors and improve its performance in the market.

Maintenance and Production Support

We provide maintenance services for our clients' large software systems that cover a wide range of technologies and businesses, and are typically critical to a client's business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to reduce recurring maintenance costs. We have also invested in the internal development and purchase of software tools to increase automation of our delivery systems and enhance the productivity of our delivery teams.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client's systems, we also maintain a team at the client's facility to coordinate certain key interface and support functions.

As an example, a leading global agrochemical company required managed application maintenance services with well defined service levels. We provided the client with support to a portfolio of over 100 applications on  ERP and non-ERP systems on diverse technology platforms such as SAP, Microsoft DotNet and J2EE. We worked with the client’s IT department on a range of IT applications catering to the client’s various business functions including research, design, sales, planning, operations and reporting. We maintained these applications based on agreed upon service levels and enabled the client’s business units to function effectively and service their end customers.  In addition, we also enabled these applications to address the client’s changing business requirements by providing feature enhancements to the client’s existing IT systems to adapt to new market scenarios, meet new compliance requirements and cater to a new set of end users. We also partner with the client in its business and IT transformation initiatives. The engagement, which started in 2003 with a small team, has grown to more than 400 members today. We service the client from multiple offshore centers in India and China and cater to the client’s operations across North America, Europe and the Asia-Pacific.

Package Enabled Consulting and Implementation

We help our clients leverage software packages developed by third party vendors through our package enabled consulting and implementation services. Our services extend from supporting the evaluation of these packages to providing training and support in their implementation and global roll-out. This services offering also comprises package enabled business process re-engineering, re-designing application architecture, organization change management and on-going support and maintenance.  We help clients manage a variety of processes by helping them use enterprise package suites such as SAP and Oracle - PeopleSoft. We also specialize in niche supply chain management packages such as i2 and Manugistics; customer relationship management packages such as Siebel and Clarify; business intelligence packages such as Hyperion, Business Objects and Cognos; and enterprise application integration packages such as IBM, TIBCO and webMethods. Our engagements cover a broad range of industries such as airline, automotive, communication, energy, health care, insurance, manufacturing, media, pharmaceuticals and retail.

As an example, a client, a leading airline, intended to embark on a financial transformation program by implementing an Enterprise Resource Planning (ERP) package. We assisted them in deploying Oracle ERP, from designing the entire solution to actual implementation.  Our solution included organizing change management, assisting in desk procedures and supporting user training that was delivered over a period of 16 months by a team of people working onsite and offshore. The key objectives of the program for the client was to improve the quality of financial information available across its departments, reduce its costs of operations, increase information accessibility and foster efficiencies across the enterprise.   The deployment has been successfully completed and with the client’s objectives being realized, this deployment is expected to serve as a benchmark and template for the rest of their financial transformation roadmap.

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

To complement and expand our IT consulting practice, we have established Infosys Consulting to deliver our operations and business process consulting services, which we discuss below.

Other Solutions

We have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have service offerings including validation services, product engineering services, business process management, systems integration, infrastructure management and operational and business process consulting. These services are expected to represent a growing percentage of our total revenues, but currently represent a less significant percentage of our total revenues. We cannot be certain that these service offerings will effectively meet client needs or that these services will grow as a percentage of our revenues.

Validation Services

We offer end-to-end validation solutions and services including test strategy consulting, setting up dedicated test organizations, IT acceptance testing services, enterprise test management, package assurance, performance benchmarking, test automation and product certification. These services are designed to help clients' technology systems meet required quality standards within a fixed time and at minimal cost. Our innovative solutions and processes are intended to help deliver improvements to clients in a predictable manner. Our service professionals are trained and certified in leading test management tools, domains, testing processes, packages and technology.

As an example, a client, a leader in the telecommunication industry faced a complex SAP implementation covering multiple areas including Human Capital Management (HCM) and Supply Chain Management (SCM) and needed a centralized Testing Center of Excellence (TCoE) to meet the testing needs of their SAP programs. We setup a large SAP TCoE with over 70 SAP testing professionals for this implementation.  The centralized SAP TCoE that we implemented provided testing support for a series of large mergers that the client was involved in and required one of the largest HCM implementations in the world. Apart from this, the TCoE also supported the client’s Initiatives to integrate their vast supply chain. Over the last 2 years of this engagement, we successfully put together a coherent validation strategy for this complex implementation, brought in automation in testing and ensured high quality delivery of both HCM and SCM.

Product Engineering Services

 We provide engineering solutions across diverse industry verticals including automotive, aerospace, consumer electronics, energy, heavy engineering, high technology, medical devices and process manufacturing. We focus on key processes across the engineering value chain ranging from product conceptualization to product experience through product realization. Our service offerings include product design and development for mechanical systems, electronic systems embedded software systems, certification services, plant design, digital manufacturing, lean engineering and automation services and product lifecycle management solutions.

As an example, we are engaged in product development in the latest commercial aircraft programs for a leading aerospace original equipment manufacturer. Our involvement has extended through the complete engineering life cycle from concept design to aircraft certification. We have been involved in the design and analysis of several major airframe structures including wing, fuselage, landing gear, empennage, environment control and fluid power systems. During our engagement, we deployed various designs and analysis techniques including finite element analysis, analytical methods and knowledge based engineering to enhance productivity in product development and sustenance activities for the client and to shorten the  development cycle time.

Business Process Management

We offer business process management services and analysis through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and specific functional horizontal processes.  Infosys BPO’s industry specific service offerings include the following:

  Banking and Capital Markets:   check processing, credit card operations, collections, customer account management, mortgage and loan account servicing, payment services, transaction management services and treasury operations management;
  Communications: billing and revenue assurance, data cleansing and validation, service assurance and service / order fulfillment;
  Insurance, Healthcare and Life Sciences: claims management, enrolment, pension and annuities, policy management, policy maintenance and claims administration, reinsurance accounting, underwriting support;
  Manufacturing: customer operations, master data management, material planning, mid- office support, product data management, quoting and demand fulfillment and supply chain and logistics support; and
  Media and Entertainment: advertisement analytics, content development, content management and desktop publishing.

Our function specific service offerings include the following:

  Customer Service: contact centers for sales, service and helpdesk and customer relationship management;
  Finance and Accounting: accounts payable, accounts receivable, billing and invoicing, collections and credit management, and general ledger operations;
  HR Outsourcing: benefits administration, HR administration, HR helpdesk recruitment and staffing support, workforce deployment;
  Knowledge Services: contract management, credit analysis, economics research, equity analysis, financial planning and accounting, industry and company analysis, legal process outsourcing and presentation support;
  Order management: order entry, order management, logistics support and returns management;
  Procurement: compliance management and spend analytics, strategic procurement and tactical procurement.

As an example, we consolidated the Finance and Accounting (F&A) processes for one of our clients, a leading European manufacturer with operations in more than 50 countries. By implementing our 3 key differentiators - domain knowledge, operational excellence and focused technology interventions, our team of 50 consultants provided back end processing for the consolidation and integration of the client's F&A processes. This involved process control, analysis and management in order to achieve the client's business objectives.

Systems Integration

We leverage existing and emerging technologies to drive end-to-end business and systems integration. Our approach to implementing solutions to client business problems integrates the client’s overall business architecture, including business processes, organization roles and responsibilities, application systems, information and infrastructure.

As an example, we were selected to lead a large multi-million dollar IT transformation initiative of a web based servicing platform for a Fortune 100 financial services client in the US whose business and user base is growing extremely rapidly.  The rapid growth in the global user base and increasing need for customized functionalities is causing intense pressure on the client’s existing IT platform to scale, have high levels of availability and performance along with meeting time-to-market and cost-to-market expectations. We designed a sophisticated IT architecture, providing benefits such as virtualized infrastructure to allow consolidation of the servers and thus reduce the total cost of ownership, use of new cutting edge Internet technologies to provide a customized and rich user experience and dynamic capacity planning and flexible resource management features to allow scalability and high availability. After successfully culminating the architecture strategy phase in 2007, we are now leading the 2 year implementation phase. We have technology architects and consultants working in the areas of program management, service oriented architecture, process reengineering and infrastructure design to provide detailed designs and a migration roadmap for the endeavor. The implementation is expected to be complete by end of 2009.

As another example, a leading European telecom company with more that 30% of revenues from its international business, was maintaining disparate IT systems with similar functionalities and varying customer experiences in various jurisdictions. The client wanted to manage its self care related projects and roadmap under an umbrella program and have an integrated platform with a single unified interface which its customers and partners could connect and perform various operations related to service delivery and service assurance. Leveraging the capabilities across our Enterprise Information Management line of business, we conceptualized, designed and implemented the entire collaboration program for the client’s international business as part of their enterprise coordination program. This enabled the client to develop business functionalities faster with the dual benefit of lesser cost and faster time to market. The program has been active for the last 15 months and is expected to last for another year for integrating other applications.

Infrastructure Management Services

Through this service offering, we manage the operations of our clients' IT infrastructure. Our service offerings include data center management, technical support services, application management services and process implementation/enhancement services. These services are delivered primarily through our global network and data operation centers in Bangalore, Pune, Hyderabad and Chandigarh in India, Brno in the Czech Republic and several client locations across the globe.

For example, we delivered shared application management services for a leading pharmaceutical client headquartered in the US. Our client was facing multiple challenges such as lack of scalability, complexity of multiple support centers, coordination issues and consistency of service/SLA in managing the application infrastructure for its customers. We established an operating model which consisted of application support delivery (ASD) organization performing services including global service desk, application monitoring, platform operations, Data Base Administration Services, applications release, platform engineering and support and level 2 application support services. We carried out the integration of IT services for the 2 large independent business units of the client. The integrated team partnered to emerge as a common face of the customer’s one-IT operations providing entire array of services implemented through IT Infrastructure Library standardized processes thereby reducing the overall Total Cost of Ownership per application for the client.

Operations and Business Process Consulting

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

Software-as-a-Service

We have recently introduced an integrated service offering, Software-as-a-Service, or SaaS, that combines the supply of hardware and network infrastructure bundled with their maintenance and support with the licensing of third party or proprietary software, or the development of software, bundled with their implementation, integration or maintenance.  Our SaaS offering will initially be available in an enterprise SaaS model where we will create and own a business application and, for an individual client, host the business application either in our premises or at their premises. We propose to employ a pay-as-you-go subscription model that will enable a client to stagger its costs as a result of their minimal upfront investment.  Our enterprise SaaS offerings that have been developed using web 2.0 functionalities will help our clients enhance their end consumer experience and improve their internal workforce collaboration and productivity.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking products and solutions are the Finacle ® suite of universal banking solution products and professional services.

Finacle ® suite of products. Our suite of software products include Finacle ® Core Banking, Finacle ® eChannels, Finacle ® eCorporate, Finacle ® CRM and Finacle ® Treasury. The Finacle ® suite is a comprehensive, flexible, scalable and fully web-enabled solution that addresses banks' core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements We recently released a new version of Finacle®, version 10, which brings with it a whole new set of offerings including Islamic banking, wealth management, and an enhanced mobile banking solution.

Professional Services. Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

OUR CLIENTS

We market our services to large corporations in North America, Europe and the APAC Region. We have a strong market presence in North America and a growing presence in Europe.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2006	2007	2008
North America	64.8%	63.3%	62.0%
Europe	24.5%	26.4%	28.1%
India	1.8%	1.6%	1.3%
Rest of the World	8.9%	8.7%	8.6%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2006	2007	2008
Financial Services	36.0%	37.4%	35.8%
Manufacturing	13.9%	13.5%	14.7%
Telecommunications	16.4%	19.3%	21.6%
Retail	10.2%	10.1%	11.8%
Others (primarily utilities, logistics and services)	23.5%	19.7%	16.1%
Total	100.0%	100.0%	100.0%

For fiscal 2006, 2007 and 2008 our largest client contributed 4.4%, 7.0% and 9.1%, respectively, of our total revenues.

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

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2006, 2007 and 2008, 95.0%, 95.3% and 97.0% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 47 sales and marketing offices located in 23 countries. With our global sales operations spread across different parts of the world and our corporate marketing group in Bangalore, India, we target our efforts towards the world's largest corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2008, we had 512 sales and marketing employees outside of India and 92 in India.

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
  software firms such as Oracle and SAP;
  business process outsourcing firms such as Genpact, HCL, and WNS; and
  in-house IT departments of large corporations.

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

As of March 31, 2008, we employed approximately 91,200 employees, of which approximately 85,000 are technology professionals. During fiscal 2008, we recorded approximately 18,900 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2008, we received over 885,000 applications, tested over 227,500 applicants, interviewed over 97,600 applicants and extended job offers to approximately 46,300 applicants. In fiscal 2008, we added approximately 13,600 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 5,300 new hires, net of attrition, during fiscal 2008.

Training and Development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 14 weeks of integrated on-the-job training prior to being assigned to Business Units. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities.

As of March 31, 2008, we employed 338 full-time employees, including 143 with doctorate or masters degrees.  Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 4,800 trainees at any one time and is able to provide training facilities for approximately 15,200 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition we also have been working with several colleges across India through our Campus Connect program enabling their faculty to provide industry related training to students at the colleges.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have two issued patents granted by the United States Patent and Trademark Office. An aggregate of 119 patent applications are pending in the US Patent and Trademark Office and the Indian Patent Office. We have 4 registered trademarks and several unregistered trademarks in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

On April 15, 2008, a civil court in Bobigny, France ruled that our use of the name “Infosys” constituted infringement of the trademark, corporate name and trade name “Infosys France” in France and that we could not use the name "Infosys" in France as a trademark, corporate name, trade name and domain name with immediate effect. Although we have appealed against the ruling and have sought a stay on the decision of the civil court, failure to obtain a stay on the ruling, or an adverse final ruling, may force us to  operate under a  different trade name and could adversely affect our operations in France. The ruling in France, or a similar ruling in any jurisdiction in which we operate, could disrupt our ongoing business, distract our management and employees, and affect our future business.

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

Our research and development expenses for fiscal 2008, 2007 and 2006 were $50 million, $37 million and $23 million, respectively.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of our Indian facilities located in STPs and tax holidays for operation of our Indian facilities located in SEZs. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. The tax holidays for our facilities located in STPs are due to expire in fiscal 2009. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

LEGAL PROCEEDINGS

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report, we are not a party to any pending material legal proceedings.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. In February 2008, the committed purchase of 360,417 shares of Infosys BPO shares from minority shareholders of Infosys BPO was completed by paying an amount of $6 million. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies ( Australia) Pty. Limited'.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. During the year we disbursed an amount of $3 million as loan to Infosys China. As of March 31, 2008, we have invested $10 million as equity capital in Infosys China and $8 million as loan to Infosys China.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During the year, we made an additional investment of $20 million in Infosys Consulting.  As of March 31, 2008, our aggregate investment in Infosys Consulting is $40 million. There is a further earnout payable to the eligible employees and Directors of Infosys Consulting subject to their continued employment.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico to expand our business operations in Latin America. We have invested an aggregate of $5 million in Infosys Mexico as of March 31, 2008.

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

Additionally, we have leased independent facilities measuring approximately 238,800 square feet in Electronics City which houses approximately 2,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2008, 2007 and 2006 were $342 million, $336 million and $246 million. As of March 31, 2008 we had contractual commitments for capital expenditure of $166 million. All our capital expenditures are financed out of cash generated from operations. We will construct, expand and improve our facilities through the course of fiscal 2009.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 15 sales and marketing offices in the United States, 4 in India, 3 in Germany, 2 in Australia, Canada, France and Switzerland, and one each in Belgium, China, the Czech Republic, Denmark, Finland, Hong Kong, Ireland, Italy, Japan, Mexico, the Netherlands, Norway, Philippines, Spain, Sweden, the UAE and the UK. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	-	172,063	Leased
Bangalore (Infosys City), Karnataka	3,310,025	3,375,707	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	-	Leased
Bangalore (Salarpuria Building, Electronics City) Karnataka	202,598	-	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	1,999,455	Leased
Chandigarh	1,016,158	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	496,317	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	734,089	4,806,865	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,822,523	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	-	19,474,663	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	283,923	13,311,117	Leased
Mysore (Hebbal Electronic City), Karnataka	4,506,083	10,727,563	Owned
Mysore (Hebbal Electronic City), Karnataka	-	3,898,858	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	2,038,585	4,965,005	Leased
Thiruvananthapuram (Technopark), Kerala	-	2,178,009	Leased
Thiruvananthapuram (Tejaswini), Kerala	124,442	-	Leased
TOTAL	16,350,411	70,207,527
Proposed Software Development Facilities
Bangalore (Infosys City), Karnataka	332,647	-	Leased
Chandigarh	162,344	-	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	1,273,500	-	Leased
Jaipur (Mahindra World City), Rajasthan	340,016	-	Leased
Mangalore, Karnataka	205,000	-	Leased
Mysore (Hebbal Electronic City), Karnataka	4,157,581	-	Leased
Pune (Hinjewadi Phase II), Maharashtra	1,656,504	-	Leased
Thiruvananthapuram (Technopark), Kerala	160,000	-	Leased
TOTAL	8,287,592	-

Item 4 A. Unresolved Staff Comments

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

Our research and development expenses for the fiscal years ended March 31, 2006, 2007 and 2008, were $23 million, $37 million and $50 million, respectively.

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

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions through our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client’s needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations’ reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. Since the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, corporations are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and availability of abundant skilled resources. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled ‘Risk Factors’ and elsewhere in this Annual Report.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we were added to the NASDAQ-100 Index and became the first Indian company to be a part of one of the major global indices.

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO from minority shareholders by February 2008; and
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.

An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Consequent to the above acquisitions a cumulative amount of $115 million has been recorded as goodwill.

In February 2008, the committed purchase of 360,417 Infosys BPO shares from minority shareholders of Infosys BPO was completed by paying an amount of $6 million. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement businesses in Poland, Thailand and India for a consideration of $27 million, of which $1 million is yet to be paid. The acquisition of Poland and India centers were consummated on October 1, 2007, and the Thailand center was acquired on December 3, 2007.

At our Annual General Meeting held on June 22, 2007, our shareholders approved a final dividend of $0.16 per equity share which resulted in a cash outflow of $107 million, including corporate dividend tax.

Our Board of Directors, in their meeting held on October 11, 2007, approved payment of an interim dividend of $0.15 per equity share for fiscal 2008. The dividend payment resulted in a cash outflow of $102 million including corporate dividend tax.

Further, our Board of Directors, in their meeting on April 15, 2008 proposed a final dividend of approximately $0.18 per equity share and a special dividend of $0.50 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2008 and if approved, would result in a cash outflow of approximately $390 million excluding corporate dividend tax of $66 million. Our current financial policy is to pay dividends of up to 20% of net profits. However, the Board of Directors has decided to increase the dividend pay-out ratio to up to 30% of net profits effective fiscal 2009.

Senior Management Changes

Effective June 22, 2007 the following changes were made to the senior management:

  Mr. Nandan M. Nilekani assumed the role of the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumed the role of the Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumed the role of the Chief Operating Officer

The following table sets forth our growth in revenues, net income and number of employees from fiscal 2004 to fiscal 2008:

(Dollars in millions)
	Fiscal 2004	Fiscal 2008	Compound Annual Growth Rate %
Revenues	$1,063	$4,176	40.8%
Net income	$270	$1,155	43.8%
Approximate number of employees at the end of the fiscal year	25,700	91,200	37.3%

The following table sets forth our growth in revenues and net income for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	2007	2008	Percentage Change
Revenues	$3,090	$4,176	35.1%
Net income	$850	$1,155	35.9%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2007 and fiscal 2008, 95.3% and 97.0% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

Our business is designed to enable us to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology, which we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

The following table sets forth our revenues by geographic segments for fiscal 2007 and 2008:

Geographic Segments	Fiscal 2007 (Percentage of Revenues)	Fiscal 2008 (Percentage of Revenues)
North America	63.3%	62.0%
Europe	26.4%	28.1%
India	1.6%	1.3%
Rest of the World	8.7%	8.6%

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.9% of our total revenues for fiscal 2007 and 3.6% of our total revenues for fiscal 2008.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for works where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points.

Cost of Revenues

Cost of revenues represented 58.7% of total revenues for fiscal 2008. Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is expensed over the estimated useful life. Cost of revenues also includes stock compensation expenses. Beginning April 1, 2006, we adopted SFAS No.123 (revised 2004), Share-Based Payment using the modified prospective approach. We recorded stock-based compensation expense of $1 million in cost of revenues during the year ended March 31, 2008 using the fair value recognition provisions contained in SFAS No. 123(R).

We typically assume full project management responsibility for each project that we undertake. Approximately 71.6% and 73.3% of the total billed person-months for our services during fiscal 2007 and 2008, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2007 and 2008, approximately 3.6% and 2.7% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.5% of total revenues for fiscal 2008. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, overseas travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded stock-based compensation expense of $1 million in selling and marketing expenses during the year ended March 31, 2008 using the fair value recognition provisions contained in SFAS No. 123(R). We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

General and administrative expenses represented 8.0% of total revenues for fiscal 2008. Our general and administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded stock-based compensation expense of $1 million in general and administrative expenses during the year ended March 31, 2008 using the fair value recognition provisions contained in SFAS No. 123(R).

Amortization of Intangible Assets

Our amortization of intangible assets relates to identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives. We recorded amortization expense of $8 million during the year ended March 31, 2008.

Other Income, net

Other income, net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains / (losses) including marked to market gains / (losses) on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The financial statements included in this Annual Report are reported in US dollars. The translation of functional currencies to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:

  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign currency;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign currency.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

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

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $224 million and $282 million for fiscal 2007 and 2008 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. However, on April 29, 2008, the Finance Minister of India announced that the Government of India proposed to extend the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking, although such extension is not yet effective. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of such tax incentives and a credit of $30 million, net, being liability no longer required our effective tax rate for fiscal 2008 was 12.9% which would have been 15.2% without considering the credit of $30 million. Our Indian statutory tax rate for the same period was 33.99%.

Pursuant to the changes in the Indian Income Tax Laws, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. We were required to pay MAT during the year ended March 31, 2008, and, accordingly, we recognized a deferred tax asset of $44 million as of March 31, 2008, which can be carried forward for a period of 7 years.

We have adopted FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on April 1, 2007. Our adoption of FIN 48 has had no impact on our financial statements.

Minority interest

Minority interest represents the share of minority shareholders in the profits of Infosys BPO, our majority owned and consolidated subsidiary.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:
	Fiscal
	2006	2007	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	57.8%	57.5%	58.7%
Gross profit	42.2%	42.5%	41.3%
Operating Expenses:
Selling and marketing expenses	6.3%	6.8%	5.5%
General and administrative expenses	8.0%	8.0%	8.0%
Amortization of intangible assets	-	0.1%	0.2%
Total operating expenses	14.3%	14.9%	13.7%
Operating income	27.9%	27.6%	27.6%
Other income, net	1.4%	2.7%	4.2%
Income before income taxes and minority interest	29.3%	30.3%	31.8%
Provision for income taxes	3.3%	2.7%	4.1%
Income before minority interest	26.0%	27.6%	27.7%
Minority interest	0.2%	0.1%	-
Net income	25.8%	27.5%	27.7%

Results for Fiscal 2008 compared to Fiscal 2007

Revenues

The following table sets forth the growth in our revenues from fiscal 2007 to fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Revenues	$3,090	$4,176	$1,086	35.1%

Revenues increased in almost all segments of our business. The increase in revenues is attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing, telecommunication and retail.

The following table sets forth our revenues by industry segments for fiscal 2007 and fiscal 2008:

	Percentage of Revenues
Industry Segments	Fiscal 2007	Fiscal 2008
Financial services	37.4%	35.8%
Manufacturing	13.5%	14.7%
Telecommunication	19.3%	21.6%
Retail	10.1%	11.8%
Others including utilities, logistics and services	19.7%	16.1%

Revenues from services represented 96.1% of total revenues for fiscal 2007 as compared to 96.4% for fiscal 2008. We also generate revenue from software application products, including banking software. Such software products represented 3.9% of our total revenues for fiscal 2007 and 3.6% of our total revenues for fiscal 2008.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2007 and fiscal 2008:

	Percentage of total services revenues
	Fiscal 2007	Fiscal 2008
Fixed-price, fixed-time frame contracts	26.7%	31.0%
Time-and-materials contracts	73.3%	69.0%

The following table sets forth our revenues by geographic segments for fiscal 2007 and fiscal 2008:

	Percentage of Revenues
Geographic Segments	Fiscal 2007	Fiscal 2008
North America	63.3%	62.0%
Europe	26.4%	28.1%
India	1.6%	1.3%
Rest of the World	8.7%	8.6%

During fiscal 2008 the total billed person-months for our services other than business process management grew by 27.6% compared to fiscal 2007. The onsite and offshore billed person-months growth for our services other than business process management were 22.9% and 29.9% during fiscal 2008 compared to fiscal 2007. We have recently experienced an increase in pricing on engagements with some of our customers. During fiscal 2008 there was 6.9% increase in onsite rates and a 6.1% increase in offshore rates compared to fiscal 2007 for our services other than business process management.

Cost of revenues

The following table sets forth our cost of revenues for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Cost of revenues	$1,777	$2,453	$676	38.0%
As a percentage of revenues	57.5%	58.7%

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change
Personnel costs	$1,394	$1,976	$582
Depreciation	115	149	34
Overseas travel expenses	102	126	24
Cost of software packages for own use	45	56	11
Provision for post-sales client support	3	12	9
Rent	8	13	5
Communication expenses	15	19	4
Cost of technical sub-contractors	64	66	2
Computer maintenance	5	6	1
Other expenses	26	30	4
Total	$1,777	$2,453	$676

The increase in personnel costs can be attributed to an increase in the number of employees and the compensation review affected in April 2007. Personnel costs include payments to California Division of Labor Standards Enforcement towards possible overtime payment of $24 million and reversal of overseas health insurance liabilities of $17 million.

Gross profit

The following table sets forth our gross profit for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Gross profit	$1,313	$1,723	$410	31.2%
As a percentage of revenues	42.5%	41.3%

The decrease in gross profit as a percentage of revenues from fiscal 2007 to fiscal 2008 is attributable to a 38.0% increase in cost of revenues for fiscal 2008 offset by a 35.1% increase in revenues in the same period compared to fiscal 2007.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Selling and marketing expenses	$209	$230	$21	10.0%
As a percentage of revenues	6.8%	5.5%

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change
Personnel costs	$124	$153	$29
Overseas travel expenses	24	26	2
Brand building	16	14	(2)
Commission charges	23	16	(7)
Other expenses	22	21	(1)
Total	$209	$230	$21

The number of our sales and marketing personnel increased from 537 as of March 31, 2007 to 604 as of March 31, 2008. The increase in personnel costs can be attributed to an increase in the number of employees and the compensation review affected in April 2007. Personnel costs include reversal of overseas health insurance liabilities of $1 million and commission charges include $16 million earnout, accrued towards payment to the employees of Infosys Consulting on their achievement of defined financial and non-financial performance goals.

General and administrative expenses

The following table sets forth our general and administrative expenses for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
General and Administrative expenses	$249	$334	$85	34.1%
As a percentage of revenues	8.0%	8.0%

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change
Personnel costs	$63	$89	$26
Professional charges	34	48	14
Office maintenance	24	34	10
Power and fuel	22	30	8
Telephone charges	26	33	7
Travelling and conveyance	21	25	4
Provision for bad and doubtful debts	6	11	5
Rates and taxes	6	9	3
Rent	4	6	2
Repairs and maintenance	3	5	2
Postage and courier	2	3	1
Printing and stationery	3	5	2
Other expenses	35	36	1
Total	$249	$334	$85

Rates and taxes includes a penalty of $2 million to California Division of Labor Standards Enforcement towards possible overtime payments. The factors which affect the fluctuations in our provisions for bad and doubtful debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of intangible assets

The amortization of intangible assets for fiscal 2008 represents $8 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price consequent to the acquisition of minority interest of Infosys BPO and business acquisition of Philips. The amortization of intangible assets for fiscal 2007 was $3 million.

Operating income

The following table sets forth our operating income for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Operating income	$852	$1,151	$299	35.1%
As a percentage of revenues	27.6%	27.6%

Other income, net

The following table sets forth our other income, net for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Other income, net	$83	$175	$92	110.8%

Other income, net, consists mainly of interest and income from investment in liquid mutual fund units, foreign exchange gains/(losses) and provision for investments. Interest income and income from investment in liquid mutual fund units was approximately $70 million and $171 million during fiscal 2007 and 2008, respectively.

We recorded foreign exchange gain of $8 million in fiscal 2007 compared to $2 million gain in fiscal 2008. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2007 and 2008 are denominated:

	Percentage of Revenues
Currency	Fiscal 2007	Fiscal 2008
US dollar	72.9%	69.5%
United Kingdom Pound Sterling	12.5%	14.9%
Euro	4.8%	5.7%
Others	9.8%	9.9%

The following table sets forth information on the foreign exchange rates in rupees per US dollar, United Kingdom Pound Sterling and Euro for fiscal 2007 and fiscal 2008:

	Fiscal 2007 (Rs.)	Fiscal 2008 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
US dollar	45.06	40.00	11.2%
United Kingdom Pound Sterling	86.00	80.52	6.4%
Euro	58.29	57.24	1.8%

	Fiscal 2007 (Rs.)	Fiscal 2008 (Rs.)
Exchange rate at the beginning of the period
US dollar	44.48	43.10
United Kingdom Pound Sterling	77.36	84.84
Euro	53.99	57.64
Exchange rate at the end of the period
US dollar	43.10	40.02
United Kingdom Pound Sterling	84.84	79.46
Euro	57.64	63.25
Appreciation / (Depreciation) during the period in percentage
US dollar	3.1%	7.1%
United Kingdom Pound Sterling	(9.7)%	6.3%
Euro	(6.8)%	(9.7)%

For the year ended March 31, 2008, every percentage point depreciation/ appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected our operating margins by approximately 0.5%.  The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins

We have recorded a gain of $14 million for fiscal 2007 compared to a gain of $26 million for fiscal 2008 on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Provision for income taxes	$84	$171	$87	103.6%
Effective tax rate	9.0%	12.9%

The provision for tax for the year ended March 31, 2008 included a credit of $30 million, net, for liability no longer required for taxes payable. Due to the tax credit the effective tax rate for the year ended March 31, 2008 has decreased to a reported rate of 12.9% as against a rate of 15.2% computed without considering the tax credit.  Due to the tax credit of $29 million, the effective tax rate for fiscal 2007 had decreased to a reported rate of 9.0% as against a rate of 12.1% computed without considering the tax credit. The increase in the effective tax rate to 15.2% without considering the tax credit included in provision for taxes for fiscal 2008 from 12.1% is mainly due to higher onsite profitability, expiry of tax holiday with respect to certain Software Technology Park (STP) units and increase in interest income which is subject to full taxes in India.

Net income

The following table sets forth our net income for fiscal 2007 and fiscal 2008:

(Dollars in millions)
	Fiscal 2007	Fiscal 2008	Change	Percentage Change
Net income	$850	$1,155	$305	35.9%
As a percentage of revenues	27.5%	27.7%

The increase in net income as a percentage of revenues from fiscal 2007 to fiscal 2008 is attributable to an increase in other income and decrease in selling and marketing expenses, offset partially by  increase in cost of revenues and provision for income taxes.

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

Cost of revenues

The following table sets forth our cost of revenues for fiscal 2006 and fiscal 2007:

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Cost of revenues	$1,244	$1,777	$533	42.8%
As a percentage of revenues	57.8%	57.5%

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change
Personnel costs	961	1,394	433
Cost of technical sub-contractors	36	64	28
Overseas travel expenses	78	102	24
Depreciation	99	115	16
Cost of software packages-own use	31	45	14
Provision for post-sales client support	(3)	3	6
Travelling and conveyance	3	8	5
Other expenses	39	46	7
Total	$1,244	$1,777	$533

Gross profit

The following table sets forth our gross profit for fiscal 2006 and fiscal 2007:

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Gross profit	$908	$1,313	$405	44.6%
As a percentage of revenues	42.2%	42.5%

The increase in gross profit as a percentage of revenues from fiscal 2006 to fiscal 2007 is attributable to a 43.6% increase in revenues for fiscal 2007 substantially offset by a 42.8% increase in cost of revenues in the same period compared to fiscal 2006.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2006 and fiscal 2007:

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
Selling and marketing expenses	$136	$209	$73	53.7%
As a percentage of revenues	6.3%	6.8%
(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change
Personnel costs	83	124	41
Commission charges	7	23	16
Overseas travel expenses	18	24	6
Brand building	11	16	5
Marketing expenses	3	6	3
Other expenses	14	16	2
Total	$136	$209	$73

The number of our sales and marketing personnel increased from 444 as of March 31, 2006 to 537 as of March 31, 2007

General and administrative expenses

The following table sets forth our general and administrative expenses for fiscal 2006 and fiscal 2007:

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change	Percentage Change
General and Administrative expenses	$173	$249	$76	43.9%
As a percentage of revenues	8.0%	8.0%

(Dollars in millions)
	Fiscal 2006	Fiscal 2007	Change
Personnel costs	40	63	23
Professional charges	24	34	10
Telephone charges	19	26	7
Office maintenance	17	24	7
Travelling and conveyance	15	21	6
Power and fuel	16	22	6
Provision for bad and doubtful debts	2	6	4
Rates and taxes	3	6	3
Research grants	-	3	3
Repairs to building	3	5	2
Other expenses	34	39	5
Total	$173	$249	$76

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

Amortization of intangible assets

The amortization of intangible assets for fiscal 2007 represents $3 million of amortization of the identified customer contract intangibles arising on the allocation of purchase price consequent to the acquisition of minority interest of Infosys BPO. There was no amortization of intangible assets for fiscal 2006.

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

Other income, net, consists mainly of interest and income from investment in liquid mutual fund units, foreign exchange gains/(losses) and provision for investments. Interest income and income from investment in liquid mutual fund units was approximately $48 million and $70 million during fiscal 2006 and 2007.

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

As of March 31, 2008, we had $2,558 million in working capital, including $2,058 million in cash and cash equivalents and $18 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our present requirements. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various geographic locations or industry segments, in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $862 million and $1,149 million for fiscal 2007 and 2008, respectively. Net cash provided by operations consisted primarily of net income adjusted for depreciation and amortization, stock compensation expenses, deferred taxes and increases in income taxes and other current liabilities, offset in part by increase in accounts receivable, unbilled revenue and prepaid expenses and other current assets.

Trade accounts receivable increased by $184 million during fiscal 2007, compared to an increase of $207 million during fiscal 2008. Accounts receivable as a percentage of last 12 months revenues represented 18.3% and 19.7% as of March 31, 2007 and 2008. Other current liabilities increased by $95 million during fiscal 2007, compared to an increase of $100 million during fiscal 2008. There was an increase in unbilled revenues of $24 million during fiscal 2007, compared to an increase of $40 million during fiscal 2008. Unbilled revenues represent revenues that are recognized but not yet invoiced. Unearned revenues increased by $26 million during fiscal 2007, compared to a decrease of $6 million during fiscal 2008. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 26.7% and 73.3% of total services revenues for the fiscal 2007, as compared to 31.0% and 69.0% in fiscal 2008.

Net cash used in investing activities was $334 million and $423 million in fiscal 2007 and 2008, respectively. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2007 and 2008 was $336 million and $374 million, respectively. During fiscal 2007, we invested $1,002 million in liquid mutual funds, $14 million in non-current deposits with corporations, and redeemed mutual fund investments of $1,163 million. During fiscal 2008, we invested $511 million in liquid mutual funds, $7 million in non-current deposits with corporations, and redeemed mutual fund investments of $500 million. The proceeds realized from the redemption of mutual fund investments were used in our day to day business activities.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million of which $1 million is yet to be paid. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007. The transaction was completed during the year and accounted as business combination which resulted in goodwill of $10 million.

In February 2008, the committed purchase of Infosys BPO shares from minority shareholders of IBPO was completed by paying an amount of $6 million. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $29 million were outstanding as of March 31, 2007 and 2008 respectively.

Net cash used in financing activities for fiscal 2007 was $55 million. This primarily comprised of dividend payments of $336 million partially offset by $277 million of cash raised by issuance of equity shares on exercise of stock options by employees. Net cash used in financing activities for fiscal 2008 was $186 million. This primarily comprised of dividend payments of $209 million partially offset by $17 million of cash raised by issuance of equity shares on exercise of stock options by employees. Our employees exercised approximately 2.29 million options and 17.81 million options under our 1998 ADS stock option plan and 1999 equity stock option plan respectively during fiscal 2007 as against 0.5 million options and 0.3 million options under our 1998 ADS stock option plan and 1999 equity stock option plan respectively during fiscal 2008.

Our Board of Directors, in their meeting on April 15, 2008, proposed a final dividend of approximately $0.18 per equity share and a special dividend of $0.50 per equity share. The proposal is subject to the approval of our shareholders at the Annual General Meeting to be held on June 14, 2008 and, if approved, would result in a cash outflow of approximately $390 million excluding corporate dividend tax of $66 million.

As of March 31, 2007, we had contractual commitments for capital expenditure of $158 million, compared to $166 million as of March 31, 2008. These commitments include approximately $137 million in commitments for domestic purchases as of March 31, 2007, compared to $150 million as of March 31, 2008, and $21 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2007, compared to $16 million as of March 31, 2008, which we expect to be significantly completed by September 2008.

Reconciliation between Indian and U.S. GAAP

All financial information in this Annual Report is presented in accordance with U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

  accounting for stock-based compensation under SFAS 123R and;
  amortization of intangible assets.

Reconciliation of Net Income

(Dollars in million)
	Fiscal
	2006	2007	2008
Net profit as per Indian GAAP	$555	$858	$1,166
Stock compensation expense (SFAS 123R)	-	(5)	(3)
Amortization of intangible assets	-	(3)	(8)
Net income as per U.S. GAAP	$555	$850	$1,155

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the US dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2007 and 2008, US dollar denominated revenues represented 72.9% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 12.5% and 14.9% of total revenues while revenues denominated in the Euro represented 4.8% and 5.7% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2007 and 2008 we had outstanding forward contracts of $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million and $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million, respectively. As of March 31, 2007, we held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator options of Euro 24 million and Target Redemption Structure options of United Kingdom Pound Sterling 16 million. As of March 31, 2008 we held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator options of Euro 12 million and Euro Forward Extra of Euro 5 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements. Upon adoption of the Statement, difference between the carrying amounts and the fair values of instruments should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. We have evaluated the impact of this Statement, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2, and believe that adoption of SFAS 157, prospectively, on April 1, 2008, will not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We have evaluated the impact of this Statement and believe that adoption of SFAS No. 159, prospectively, on April 1, 2008, will not have a material effect on our consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  Early adoption is prohibited.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions.  We will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the requirements of SFAS 160 and have not yet determined the impact this Statement may have on our consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS 161 and have not yet determined the impact this Statement may have on our consolidated financial statements.

Uncertainty in Income Taxes

Effective April 1, 2007 the company adopted the provisions of FIN 48. Upon adoption of FIN 48, the company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the provision for income taxes did not change. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

  (Dollars in millions)
Year ended March 31, 2008
Balance as of April 1, 2007	$124
Increases related to prior year tax positions	34
Increases related to current year tax positions	25
Decreases related to prior year tax positions	(53)
Decreases related to settlements with taxing authorities	(2)
Decreases related to lapsing of statute of limitations	(12)
Balance as of March 31, 2008	$116

The Companies’ total unrecognized tax benefits (net of state tax benefits), if recognized, would reduce the tax provisions by $113 million and $107 million as of April 1, 2007 and March 31, 2008, respectively, and thereby would affect the company’s effective tax rate.

As of April 1, 2007 (the date of adoption of FIN 48) and as of March 31, 2008, the company had an accrual of $7 million and $18 million, respectively towards interest and penalties. Interest and penalties included in the provision for income taxes were $11 million for fiscal 2008.

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. In the U.S. certain state tax returns pertaining to fiscal years 2001 to 2004 remain subject to examination. Further, U.S. federal and state tax returns pertaining to fiscal year 2005 onwards and certain state tax returns pertaining to fiscal year 2004 are open to examination in accordance with the statute of limitation prescribed by the relevant authorities.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

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

Estimates

We prepare financial statements in conformity with U. S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and efforts during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

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

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence, or VSOE, of fair value has been established for ATS. VSOE of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

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

We account for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in our arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. We recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on our estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, we recognize the liability based on our estimate of the customer's future purchases. If we cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, we do not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Consistent with the guidance in EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which became applicable to us on April 1, 2007, we continue to present revenues net of sales and value-added taxes in our consolidated statements of income.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax positions and the information presently available to us, we believe we have adequately accrued for exposures that do not meet the more likely than not threshold as of March 31, 2007 and March 31, 2008. We recognize interest and penalties related to unrecognized tax benefits as income tax expense.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and defined benefit plan amendments. Our deferred tax assets mainly comprise assets arising from basis differences in depreciation on property, plant and equipment, loss carry forwards in a subsidiary, MAT credit entitlement, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2007 and March 31, 2008. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2007 and March 31, 2008, we recorded valuation allowance of $15 million and $21 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising primarily of loss carry-forwards in a subsidiary. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

We account for uncertainty in income taxes in the financial statements in accordance with FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The accounting and disclosures of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48.

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

OFF-BALANCE SHEET ARRANGEMENTS

None

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2008.

(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$71	$16	$21	$15	$19
Purchase obligations	167	164	3	-	-
Liabilities related to unrecognized tax benefits	77	77	-	-	-
Other liabilities	16	5	5	6	-
Post retirement benefits obligations	99	6	17	23	53
Total	$430	$268	$46	$44	$72

Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Post retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
N. R. Narayana Murthy (1)	61	Chairperson of the Board and Chief Mentor
Nandan M. Nilekani (8)	52	Director, Co-Chairperson of the Board
S. Gopalakrishnan (8)	53	Chief Executive Officer and Managing Director, Head of the Executive Council
S. D. Shibulal(8)	53	Director, Chief Operating Officer
Deepak M. Satwalekar (2)(3)(4)(5)	59	Lead Independent Director
Marti G. Subrahmanyam (2)(3)(4)(7)	61	Director
Omkar Goswami (2)(3)(5)(6)	51	Director
Rama Bijapurkar (2)(3)(6)	51	Director
Claude Smadja (2)(5)(6)(7)	62	Director
Sridar A. Iyengar (2)(3)(4)(7)	60	Director
David L. Boyles (2)(3)(5)(7)	59	Director
Jeffrey Sean Lehman (2)(4)(5)(6)	52	Director
K. Dinesh (8)	53	Director and Head - Communication Design Group , Information Systems, and Quality and Productivity
T. V. Mohandas Pai (8)	49	Director and Head - Administration, Education and Research, Finacle, Human Resources Development, and Infosys Leadership Institute
Srinath Batni (8)	53	Director and Head-Delivery Excellence
V. Balakrishnan(8)	43	Chief Financial Officer
Ashok Vemuri(8)	40	Senior Vice President – Banking and Capital Markets
B G Srinivas(8)	47	Senior Vice President-Manufacturing
Chandrasekhar Kakal (8)	48	Senior Vice President-Enterprise Solutions
Subhash Dhar (8)	42	Senior Vice President –Communication, Media and Entertainment

(1) Non Executive Director
(2) Independent Director
(3) Member of the Audit Committee
(4) Member of the Compensation Committee
(5) Member of the Nominations Committee
(6) Member of the Investors' Grievance Committee
(7) Member of the Risk Management Committee
(8) Member of Executive Council

N. R. Narayana Murthy is the Chairman of our Board and Chief Mentor. He co-founded Infosys in 1981 and served as our CEO for over 20 years between 1981 and 2002. Under his leadership, Infosys was listed on NASDAQ in 1999. He served as the Executive Chairperson of our Board and Chief Mentor from 2002 to 2006. He retired from employment with Infosys in August 2006. He also serves as a director of Infosys China and Infosys Consulting.

Mr. Murthy serves as an independent director on the boards of Unilever PLC, Unilever NV, and New Delhi Television Limited. He has also been appointed as an independent director in HSBC Holdings PLC, with effect from May 1, 2008. He is an IT advisor to several Asian countries. He is also a member of the advisory boards and councils of several educational institutions including Cornell University, ESSEC, Paris, INSEAD, Indian Institute of Information Technology, Bangalore, Singapore Management University, Stanford Graduate School of Business, the University of Tokyo and the University of Pennsylvania’s Wharton School.

Mr. Murthy was voted the “World Entrepreneur of the Year” by Ernst & Young in 2003 and ranked as India's most powerful CEO for three consecutive years between 2004 and 2006 by the Economic Times. In 2004, TIME magazine identified him as one of ten global leaders who are helping shape the future of technology. In 2005, the Economist ranked him 8th among the 15 most admired global leaders and the Financial Times ranked him 28th among the world’s most respected business leaders In 2007, he was chosen as the "Business Process Innovator" by the Economist and he received the Ernst Weber Engineering Leadership medal from the Institute of Electrical and Electronics Engineers for his pioneering role in the globalization of IT services.

Mr. Murthy was awarded the Padma Vibhushan, India’s second highest civilian award, by the Government of India in 2008. The Government of France made him an Officer of the Legion of Honor in 2008.

Mr. Murthy holds a B. E. from the University of Mysore and an M. Tech. from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is the Co-Chairman of our Board. He is one of our co-founders and has served as one of our directors since 1981. From March 2002 to June, 2007, he served as our Chief Executive Officer and Managing Director. He has previously served as President and Chief Operating Officer. He also serves as a director of Infosys Consulting.

Mr. Nilekani co-founded India's National Association of Software and Service Companies (NASSCOM) and the Bangalore chapter of The IndUS Entrepreneurs (TiE). He is the Vice Chairperson of The Conference Board, Inc., an international research and business membership organization. He is on the Board of Directors of the Peterson Institute for International Economics and on the Board of Governors of the Indian Council for Research on International Economic Relations and the Indian Institute of Technology (IIT) Bombay.  He also serves as the Co-chairperson of the IIT Bombay Heritage Fund.

In India, Mr. Nilekani is a member of the National Knowledge Commission and also part of the National Advisory Group on e-Governance. He is also a member of the review committee of the Jawaharlal Nehru National Urban Renewal Mission. In April 2008, he took over as the elected President of National Council of Applied Economic Research, NCAER, the premier, independent, applied economics research institute in India. He was the Chairperson of the Government of India’s IT Task Force for power. He has also served as a member of the subcommittee of the Securities and Exchange Board of India that dealt with issues related to insider trading, and as a member of the Reserve Bank of India’s Advisory Group on corporate governance.

Mr. Nilekani  was named among the "World’s most respected business leaders" in 2002 and 2003, according to a global survey by the Financial Times and PricewaterhouseCoopers. He received Fortune magazine’s "Asia’s Businessmen of the Year 2003" award.  In 2004, He was awarded the Corporate Citizen of the Year award at the Asia Business Leader Awards organized by CNBC. In 2005, he was awarded the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics. In January 2006, he became one of the youngest entrepreneurs to join 20 global leaders on the prestigious World Economic Forum (WEF) Foundation Board. He was listed as one of the 100 most influential people in the world by Time Magazine in 2006. Mr. Nilekani was the Forbes “Businessman of the Year” in 2007.

In 2006, Mr. Nilekani was conferred the Padma Bhushan, one of the highest civilian honors awarded by the Government of India.

Mr. Nilekani received a Bachelor’s degree in Electrical Engineering from IIT Bombay in 1978.

S. Gopalakrishnan is our Chief Executive Officer and Managing Director.  He is one of our co- founders and has previously served as our Chief Operating Officer, and as the President and Joint Managing Director. He has also served as one of our directors since 1981. From 1987 and 1994 he headed the technical operations of KSA/Infosys, a former joint venture between Infosys and Kurt Salmon Associates.

Mr. Gopalakrishnan is currently the Chairperson of Indian Institute of Information Technology and Management , Kerala, and Vice Chairperson of the Information Technology Education Standards Board (BITES) set up by the Government of Karnataka. He is on the board of directors of the National Internet Exchange of India and the Kerala State Industrial Development Corporation Limited. He also chairs the Confederation of Indian Industries (CII) Apex Council on Services. He is also a member of ACM, IEEE and IEEE Computer Society.

Mr. Gopalakrishnan holds an M. Sc. in Physics and an M. Tech. in Computer Science from IIT, Chennai

S.D. Shibulal serves as our Chief Operating Officer. He also serves as a member of our Board and Infosys BPO. He is also  the Chairperson of Infosys Consulting and Infosys China. He replaced  S. Gopalakrishnan as our Chief Operating Officer in June 2007, prior to which he served as Group Head – Worldwide Sales & Customer Delivery. and previously, as Head of our Manufacturing, Distribution and Y2K Business Unit and as Worldwide Head of Customer Delivery.

Mr. Shibulal received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

Deepak M. Satwalekar has served as one of our directors since October 1997 and is currently the Lead Independent Director on our board.  He has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. since 2000. He also serves as a director on the boards of several other companies including Housing Development Finance Corporation Limited, Asian Paints (India) Limited, Nicholas Piramal India Limited,  Tata Power Company Limited,  and Entertainment Network (India) Limited.  He is the Chairperson of the Compensation Committee of Entertainment Network (India) Limited and also serves as a member of the Remuneration Committee of Asian Paints (India) Limited.

Mr. Satwalekar served as the Managing Director of HDFC between 1993 and 2000. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Centre for Human Settlements (HABITAT). He is on the Advisory Council of IIT-Bombay and has chaired and been a member of several expert groups related to industry, government and the Reserve Bank of India.

Mr. Satwalekar obtained a Bachelor’s degree in Technology from IIT-Bombay and a Master’s Degree in Business Administration from The American University, Washington DC.

Marti G. Subrahmanyam has served as one of our directors since April 1998. He also sits as a director on the boards of several other companies, including ICICI Bank Limited, ICICI Prudential Life Insurance Company, Usha Communications Tech Ltd., and Nomura Asset Management (USA) Inc. He also serves as a member of the Board Governance and Remuneration Committee and Risk Committee of ICICI Bank Limited.

Mr. Subrahmanyam is the Charles E. Merrill Professor of Finance, Economics and International Business in the Stern School of Business at New York University. He has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently, the University of Melbourne in Australia, LUISS in Italy and Singapore Management University in Singapore. He currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University’s Distinguished Teaching Medal. He has served and continues to serve as a consultant to several corporations, industrial groups, and financial institutions around the world. He serves as an advisor to several international and government organizations, including the Securities and Exchange Board of India.

Mr. Subrahmanyam holds degrees from IIT Madras, the Indian Institute of Management, or IIM, Ahmedabad and the Massachusetts Institute of Technology.

Omkar Goswami has served as one of our directors since November 2000.

Dr. Goswami also serves as a director on the boards of several other companies including Dr. Reddy’s Laboratories Limited, DSP Merrill Lynch Fund Managers Limited, Infrastructure Development and Finance Company Limited, Crompton Greaves Limited,  Sona Koyo Steering Systems Limited, Ambuja Cements Limited and Cairn India Limited.  He serves as the Chairperson of the Audit Committee of Dr. Reddy’s Laboratories Limited and as a member of the Audit Committee of IDFC, Crompton Greaves Limited, Sona Koyo Steering Systems Limited and Cairn India Limited.  He serves as member of the Compensation Committee of IDFC and member of the Compensation Committee of Dr. Reddy's Laboratories Limited, and Cairn India Limited. He is also a member of the Nominations Committee of Dr. Reddy's Laboratories Limited.

Dr. Goswami is the Founder and Chairperson of CERG Advisory Private Limited (CERG). Before that Dr. Goswami served as the Chief Economist to the Conference of Indian Industries, or CII.  Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine.  Prior to that, he taught and researched economics for 18 years at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

Dr. Goswami has served on several government committees in India. He was the Chairperson of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended revamping India’s bankruptcy laws and procedures; a member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship and the N.R. Narayana Murthy SEBI Committee on Corporate Governance Reforms. He has been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic and Co-operation and Development.

Dr. Goswami received his Master's in Economics from the Delhi School of Economics in 1978 and his D. Phil (Ph.D) in Economics from Oxford University in 1982.

Rama Bijapurkar has served as one of our directors since March 2001. She also serves as a director on the boards of several other companies including Godrej Consumer Products Limited, CRISIL Limited, CRISIL Risk and Infrastructure Solutions Limited, Axis Bank Limited, Subhiksha Trading Services Limited, Mahindra Holidays and Resorts India, ICICI Prudential Life Insurance Company and Entertainment Network (India) Limited.  She serves as a member of the Audit Committee and Chairperson of the Nominations Committee of Godrej Consumer Products Limited. She also serves as a member of the Compensation Committee of CRISIL Limited and member of the Remuneration and Nominations Committee of Axis Bank Limited.

Ms. Bijapurkar heads an independent market strategy consulting practice and works with several global companies and non-profit institutions, guiding the development of their business market strategies. Prior to setting up her consulting practice in 1997, she worked for 20 years in market research and market strategy consulting with various organizations including McKinsey & Co., MARG Marketing & Research Group, Hindustan Lever and MODE Services. Ms. Bijapurkar is also a visiting professor at the Indian Institute of Management, Ahmedabad and serves on its Board of Governors.

Ms. Bijapurkar has a Post Graduate Diploma in Management (recognized in India as equivalent to a Master's in Business Administration) from IIM, Ahmedabad and holds a B.Sc (Honors) degree in Physics from the Delhi University.

Claude Smadja has served as one of our directors since October 2001. He is the President of Smadja & Associates, a strategic advisory firm he founded in 2001 and is the Vice Chairman of the Board of Kudelski Group.

From January 1996 to June 2001, he was the Managing Director of the World Economic Forum, with overall responsibility on the Davos annual meeting and the Forum’s activities in Asia. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation.
Mr. Smadja serves as a director on the boards of several private corporations, and also serves as a member of the International Board of Overseers of the Illinois Institute of Technology.

Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar Iyengar has served as one of our directors since April 2003. He serves as a director on the boards of several other companies, including Rediff.com India Limited, Rediff Holdings, Kovari Software Inc, Career Launcher Limited, ICICI Bank Limited, OnMobile Global Limited, and Infosys BPO.  Mr. Iyengar is the Chairman of the Audit Committee of ICICI Bank Limited, Career Launcher Limited and Rediff.com India Limited.  He also serves as the Chairman of Compensation Committee of OnMobile Global Limited.  He also serves as member of the Compensation Committee of Infosys BPO.

Mr. Iyengar is currently an independent investor in early stage entrepreneurs and companies.

Mr. Iyengar is the President of Foundation for Democratic Reforms in India and serves as a director of American India Foundation, both of which are US-based non-profit organizations. He is also an advisor to several venture and private equity funds with respect to India He was previously a senior partner with KPMG in the US and the UK and served for three years as Chairperson and CEO of KPMG's operations in India.

Mr. Iyengar has a Bachelor of Commerce (Honors) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

David L. Boyles has served as one of our directors since July 2005.  He currently operates a boutique consulting practice focused on IT strategy, business alignment, governance and change management.  He is also an Adjunct Professor in the School of Computing of the University of Tasmania. He is also a director of Intergrated Research (Australia).

Mr. Boyles has held senior leadership positions at large multinational corporations including American Express, Bank of America and ANZ Banking Group. In December 2003, he retired from his position as Chief Operations Officer at ANZ Banking Group (“ANZ”) where he was responsible for Technology, Payments, Property, Strategic Sourcing and other shared services. Mr. Boyles joined ANZ in 1998 as Chief Information Officer.

Prior to ANZ, Mr. Boyles was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies. Mr. Boyles’ has also held executive leadership positions at Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). Mr. Boyles holds an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from the University of North Colorado.

Jeffrey Sean Lehman has served as one of our directors since April 2006.

Mr. Lehman is Professor of Law and Former President at Cornell University, is currently a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C. and the President of the Joint Center for China-U.S. Law & Policy Studies at Peking University and Beijing Foreign Studies University. He is also an honorary professor at China Agricultural University and at Xiamen University.  Mr. Lehman is Chair of the Board of Internet2 and a member of the governing boards of Leadership Enterprise for a Diverse America and the Asian University for Women Support Foundation.

Mr. Lehman taught law and public policy at the University of Michigan, specializing in the law and policy of the American welfare state, before becoming Dean of the law school. During his last two years as Dean, Mr. Lehman also served as President of the American Law Deans Association.

Prior to entering academia, Mr. Lehman practiced tax law in Washington, D.C., with the firm of Caplin & Drysdale.

In 2005, Peking University awarded Mr. Lehman an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China.

Mr. Lehman earned an AB in mathematics from Cornell University, and MPP and JD degrees from the University of Michigan

K. Dinesh is a co-founder and a Member of our Board. He is currently Head of Quality, Information Systems and the Communication Design Group. He is also the Chairperson of Infosys Australia and Chairperson of the Audit Committee.  From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys.

From 1981 to 1990, he managed software projects in the United States.

Mr. Dinesh received a Master's degree in Mathematics from Bangalore University. He was awarded a Doctorate in Literature by the Karnataka State Open University in 2006.

T. V. Mohandas Pai is Member of the Board and Head-Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute. He is also the Chairperson of Infosys BPO and serves as a director of Infosys China. Mr. Pai also serves as a director of Tejas Networks India Limited. He serves as the Chairman of the Audit Committee of Tejas Networks India Limited and Infosys China.  He also serves as member of the Compensation Committee of Infosys BPO and Infosys China.

Mr. Pai joined Infosys in 1994 and has served as a Member of the Board since May 2000. He served as the Chief Financial Officer from 1994 to 2006. In 2006, he voluntarily retired from the position of Chief Financial Officer to lead efforts in the areas of Human Resources and Education & Research.

Mr. Pai was a member of the Kelkar Committee constituted by the Ministry of Finance, Government of India (GoI) for reforming direct taxes, the Non-Resident Taxation Committee, the High Powered Committee on e-Commerce & Taxation. He is currently a member of the SEBI Accounting Standards Sub-committee and the Empowered committee for setting up the Tax Information Network of the GoI. He is also a Trustee of the International Accounting Standards Committee Foundation, the body that oversees the International Accounting Standards Board. He is also involved in Akshaya Patra Foundation, a project that provides mid-day meals to over 450,000 children across India, and which aims to reach out to one million children.

Mr. Pai holds a Bachelor’s degree in commerce from St. Joseph’s College of Commerce, Bangalore and a Bachelor’s degree in law from Bangalore University. He is a Fellow Chartered Accountant (FCA).

Srinath Batni has served as a member of our Board since May, 2000. He is currently Head - Delivery Excellence.  He serves as a Director on the Boards of Infosys China and Infosys Australia.

Mr. Batni joined Infosys in June 1992 as Project Manager and since held several management positions since then. From 1996 to 2000 he served as Senior Vice President and Head – Retail and Telecommunications Business Unit. He received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

V. Balakrishnan is our Chief Financial Officer.

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

Ashok Vemuri is a Senior Vice President and heads the Banking and Capital Markets business unit at Infosys. He also serves on the Board of Infosys Consulting.

Mr. Vemuri joined Infosys in 1999, and has headed Infosys’ operations in Canada and the Eastern North America region.   He has previously worked in the investment banking industry with Bank of America and Deutsche Bank.

Mr. Vemuri received a Bachelor's degree with Honors in Physics from St. Stephens College, Delhi, and a Master's in Business Management from the Indian Institute of Management, Ahmedabad.

B.G. Srinivas is a Senior Vice-President and heads the Manufacturing business unit at Infosys. He also serves on the Board of Infosys BPO.

Mr. Srinivas was earlier head of European operations for Infosys. He also set up the Enterprise Solutions practice in Infosys.

Before joining Infosys, he led corporate process and systems for ABB.

Mr. Srinivas received a B.E. in Mechanical Engineering from Visveswaraiah College of Engineering, Bangalore University.

Chandra Shekar Kakal is a Senior Vice President and heads the Enterprise Solutions business unit at Infosys. He is serves on the Board of Infosys Consulting.

Mr. Kakal joined Infosys in 1999 and has served in various capacities since then. He was part of the group that started the Enterprise Solutions practice. He also set up Infosys’ Hyderabad Development Center in 2000, which he headed until 2004.

Prior to joining Infosys, Mr. Kakal worked with several manufacturing and IT companies including Ashok Leyland, Wipro Limited, Larsen & Toubro Limited and Ramco Systems.

Mr. Kakal received a Bachelor's degree in Mechanical Engineering from Bangalore University and a Master's degree in Business Administration in International Business from the Asian Institute of Technology, Bangkok.

Subhash Dhar is a Senior Vice President and heads the Communications, Media and Entertainment business unit at Infosys. He also serves on the board of Infosys Australia.

Mr. Dhar joined Infosys in 1997 as member of its E-Business Practice and has served in various other capacities since then.

In 2007, Mr. Dhar was chosen by the World Economic Forum as one of 25 Young Global Leaders from India. He is also on the executive board of the International Telecommunication Union’s ‘Connect the World’ initiative.

Mr. Dhar received a Bachelor's degree in Computer Science from Birla Institute of Technology, MESRA and a Master's degree in Business Management from the Indian Institute of Management, Bangalore.

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

In fiscal 2008, our non-executive directors were paid an aggregate of $1,047,500. Directors are also reimbursed for certain expenses in connection with their attendance at board and committee meetings. Executive directors do not receive any additional compensation for their service on the board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2008.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy	-	-	125,000	-
Nandan M. Nilekani	51,414	122,841	15,496	13,614
S. Gopalakrishnan	51,414	122,841	15,659	13,631
K. Dinesh	51,414	122,841	16,964	13,761
S. D. Shibulal	50,061	117,220	15,095	13,380
Deepak M Satwalekar	-	-	140,000	-
Marti G Subrahmanyam	-	-	117,500	-
Omkar Goswami	-	-	110,000	-
Rama Bijapurkar	-	-	110,000	-
Claude Smadja	-	-	105,000	-
Sridar Iyengar	-	-	115,000	-
David Boyles	-	-	117,500	-
Jeffrey Lehman	-	-	107,500	-
T. V. Mohandas Pai	82,033	308,625	31,916	20,805
Srinath Batni	76,154	193,504	27,269	19,275
V. Balakrishnan	65,064	29,530	45,837	16,802
Ashok Vemuri	393,380	292,789	17,942	-
B G Srinivas	412,334	258,523	-	86,102
Chandrasekhar Kakal	59,178	79,137	42,458	13,744
Subhash Dhar	80,517	125,277	30,726	11,796

US$ 1 = Rs. 40.02

Option grants

There were no option grants to our Chairperson, CEO, CFO or COO in the fiscal years ended March 31, 2008, 2007 and 2006. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option exercises and holdings

Our Chairperson, CEO and COO did not hold or exercise any options during the fiscal year ended March 31, 2008. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below:

Name	Date Current Term of Office Began (2)	Expiration/Renewal Date of Current Term of Office (3)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy	June 22, 2007	-	Yes
Nandan M. Nilekani (1)	May 1, 2007	April 30, 2012	Yes
S. Gopalakrishnan	June 22, 2007	June 21, 2012	Yes
K. Dinesh (1)	May 1, 2007	April 30, 2012	Yes
S. D. Shibulal	January 10, 2007	January 09, 2012	Yes
T. V. Mohandas Pai	May 27, 2005	May 26, 2010	Yes
Srinath Batni (1)	May 27, 2005	May 26, 2010	Yes
Deepak M. Satwalekar	June 22, 2007	-	Yes
Marti G. Subrahmanyam	June 22, 2007	-	Yes
Omkar Goswami	June 10, 2006	-	Yes
Rama Bijapurkar	June 10, 2006	-	Yes
Claude Smadja (1)	June 11, 2005	-	Yes
Sridar A. Iyengar (1)	June 10, 2006	-	Yes
David L Boyles	June 10, 2006	-	Yes
Jeffrey Sean Lehman	June 10, 2006	-	Yes

(1). Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 14, 2008 and is seeking re-appointment.
(2). For executive directors, this date is the date they were appointed by our shareholders as executive directors. For non-executive directors, this date is the date they were appointed/re-appointed as directors liable to retire by rotation by our shareholders. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.
(3). For executive directors, this date is the date when their current term of appointment as an executive director expires.

Employment and indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and gratuity contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months notice to the other party. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

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

Audit Committee

Our Audit Committee is comprised of six independent directors, as determined under applicable NASDAQ rules. They are:

Mr. Deepak M. Satwalekar, Chairperson;
Prof. Marti G. Subrahmanyam;
Dr. Omkar Goswami;
Ms. Rama Bijapurkar;
Mr. Sridar A. Iyengar(Audit Committee Financial Expert); and
Mr. David L. Boyles

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held 4 meetings in person and 4 meetings via conference calls during fiscal 2008. The audit committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

See Item 18 for the report of the Audit Committee.

Compensation Committee

Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Prof. Marti G. Subrahmanyam, Chairperson;
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

The Compensation Committee held 4 meetings in person and 4 meetings via conference calls during fiscal 2008.

The Compensation Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

Nominations Committee

The Nominations Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Mr. Claude Smadja,Chairperson;
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

The Nominations Committee held 4 meetings in fiscal 2008.

The Nominations Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

Risk Management Committee

In July 2006, we established a Risk Management Committee composed entirely of independent directors as determined under applicable NASDAQ rules.

Our risk management committee is presently comprised of:

David L. Boyles, Chairperson;
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

The Risk Management Committee held 5 meetings in person during fiscal 2008.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

EMPLOYEES

As of March 31, 2008, we employed approximately 91,200 employees including 85,000 IT professionals. We employed approximately 72,200 employees including 68,200 IT professionals as of March 31, 2007. We employed approximately 52,700 employees as of March 31, 2006 including 49,500 IT professionals. We seek to attract and motivate IT professionals by offering:

  an entrepreneurial environment that empowers IT professionals;
  programs that recognize and reward performance;
  challenging assignments;
  constant exposure to new skills and technologies; and
  a culture that emphasizes openness, integrity and respect for the employee.

We do not have a collective bargaining agreement with any of our employees.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2008, we received approximately 885,000 applications, interviewed approximately 97,600 applicants and extended job offers to approximately 46,300 applicants. In fiscal 2008, we hired approximately 13,600 employees, net of attrition. These statistics do not include Infosys BPO or our wholly-owned subsidiaries, which recorded approximately 5,300 net hires, net of attrition, in fiscal 2008.

Performance appraisals

We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to underperformers.

Training and development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 14 weeks of integrated on-the-job training prior to being assigned to Business Units. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities.

As of March 31, 2008, we employed 338 full-time employees, including 143 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 4,800 trainees at any one time and is able to provide training facilities for approximately 15,200 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition we also have been working with several colleges across India through our Campus Connect program enabling their faculty to provide industry related training to students at the colleges.

Compensation

Our IT professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2008, the majority of our IT professionals in the United States held H-1B visas (approximately 8,400 persons), allowing the employee to remain in the United States during the term of the work permit, and as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,300 persons).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2008, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2008. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into US dollars from Indian rupees based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008, which was Rs. 40.02 per $1.00. The share numbers and percentages listed below are based on 571,995,758 Equity Shares outstanding as of March 31, 2008. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy (1)	28,550,526	4.99	-	-	-
Nandan M. Nilekani (2)	19,755,645	3.45	-	-	-
S. Gopalakrishnan (3)	19,166,617	3.35	-	-	-
K. Dinesh (4)	14,394,279	2.52	-	-	-
S. D. Shibulal (5)	12,628,911	2.21	-	-	-
T. V. Mohandas Pai	852,053	*	-	-	-
Srinath Batni (6)	672,225	*	-	-	-
Deepak Satwalekar	56,000	*	-	-	-
Marti G. Subrahmanyam	60,300	*	-	-	-
Sridar A. Iyengar	10,000	*	-	-	-
Omkar Goswami	12,300	*	-	-	-
Rama Bijapurkar	20,000	*	-	-	-
Claude Smadja	10,900	*	-	-	-
David Boyles	2,000	*	-	-	-
Jeffrey Lehman	-	*	-	-	-
V. Balakrishnan (7)	476,600	*	-	-	-
Ashok Vemuri	12,000	*	-	-	-
B G Srinivas	96,400	*	-	-	-
Chandrasekhar Kakal	45,160	*	-	-	-
Subhash Dhar	50,000	*	-	-	-
Total (all directors and executive officers)	96,871,916	16.94	-	-	-

1. Shares beneficially owned by Mr. Murthy include 25,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
2. Shares beneficially owned by Mr. Nilekani include 11,409,775 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
3. Shares beneficially owned by Mr. Gopalakrishnan include 12,897,091 Equity Shares owned by members of Mr. Gopalakrishnan’ s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
4. Shares beneficially owned by Mr. Dinesh include 9,797,742 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
5. Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
6. Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni's immediate family. Mr. Batni disclaims beneficial ownership of such shares.
7. Shares beneficially owned by Mr. Balakrishnan include 150,000 Equity Shares owned by members of Mr. Balakrishnan's immediate family. Mr. Balakrishnan disclaims beneficial ownership of such shares.

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2008:

Class of securities	Total securities	Weighted average Exercise price	Expiration dates
Equity Shares	7,602	$10.42	July 9, 2010 to July 9, 2011

Option plans

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 stock plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-qualified stock options. The 1998 stock plan was approved by our board of directors in December 1997 and by our shareholders in January 1998. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan. A total of 11,760,000  ADSs, representing 11,760,000  Equity Shares, were reserved for issuance under the 1998 stock plan. All options granted under the 1998 stock plan will be exercisable for our ADSs.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2008, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2008. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 571,995,758 Equity Shares outstanding, as of March 31, 2008.
Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
		March 31, 2008		March 31, 2007 (4)		March 31, 2006 (5)
N. R. Narayana Murthy	Equity shares	-(1)	-	28,550,526	5.00	32,550,526	5.91
FMR Corp.	Equity shares	-	-	-	-	27,806,200 (2)	5.07
Shareholding of all directors and officers as a group and officers as a group (20 persons)	-	96,817,916	16.86 (3)	96,669,771	16.82 (6)	109,805,862	19.18(7)
  As of March 31, 2008, Mr. Murthy owned less than 5% of our total equity shares that were issued and outstanding at that time.
  This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2006, which reported ownership as of December 31, 2005. The number of our equity shares that were issued and outstanding as of December 31, 2005 was 549,050,326 after adjusting for our 1:1 stocks split effected in the form of a stock dividend in July 2006.
  Comprised of 2,368,336 shares owned by non-founder directors and officers and 7,602 options that are currently exercisable within 60 days of March 31, 2008 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 574,634,206 equity shares which includes 2,638,448 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2008.
  Share numbers and percentages based on equity shares outstanding as of March 31, 2007.
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
  Comprised of 1,798,428 shares owned by non-founder directors and officers and 546,000 options that are currently exercisable within 60 days of March 31, 2006 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 572,251,836 equity shares which includes 21,141,876 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2006.

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value Rs. 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2008 are held by 71,221 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently around 36.31% of our equity shares are held by these FIIs and NRIs of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

In June 2005, 8,750,000 cumulative convertible preference shares issued by Infosys BPO to CIFC converted to Infosys BPO Shares as per the terms of a stock subscription agreement entered into between Infosys, Citicorp International Finance Corporate ("CIFC") and Infosys BPO in April 2002.

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders by February 2008; and
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.

An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Consequent to the above acquisitions a cumulative amount of $115 million had been recorded as goodwill.

In February 2008, the committed purchase of 360,417 Infosys BPO shares from minority shareholders of IBPO was completed by paying an amount of $6 million. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2007, we engaged Infosys BPO for software development services for which we have been billed approximately $2 million. We did not engage Infosys BPO for software development services during fiscal 2008.

Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. During fiscal 2008 and 2007, we engaged Infosys Australia for software development services for which we have been billed approximately $121 million and $89 million.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During the year we disbursed an amount of $3 million as loan to Infosys China. As of March 31, 2008, we have invested an aggregate of $10 million as equity capital and $8 million as loan in Infosys China. During fiscal 2008 and 2007, we engaged Infosys China for software development services for which we have been billed approximately $14 million and $9 million.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During the year, we made an additional investment of $20 million in Infosys Consulting.  As of March 31, 2008, we have invested an aggregate of $40 million in Infosys Consulting. During fiscal 2008 and 2007, we engaged Infosys Consulting for consulting services for which we have been billed approximately $58 million and $42 million.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. We have invested an aggregate of $5 million in Infosys Mexico as of March 31, 2008. During fiscal 2008, we engaged Infosys Mexico for software development services for which we have been billed approximately $1 million.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $29 million and $28 million were outstanding as of March 31, 2008 and 2007.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report and are incorporated herein by reference:

  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2007 and 2008
  Consolidated statements of Income for the years ended March 31, 2006, 2007 and 2008
  Consolidated statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2006, 2007 and 2008
  Consolidated statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008
  Notes to the consolidated financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For the fiscal year ended March 31, 2008, we generated $4,122 million, or 98.7% of our total revenues of $4,176 million, from the export of our products and rendering of services out of India.

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

In fiscal 2008, 2007 and fiscal 2006, we paid cash dividends of approximately $0.31, $0.53 and $0.15 per equity share, respectively. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into US dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to US dollars are based on the average of each monthly average for the applicable fiscal year of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal	Dividend per Equity Share (Rs.)	Dividend per Equity Share ($)	Dividend per ADS ($)
2008	12.50	0.31	0.31
2007*	24.25	0.53	0.53
2006	6.50	0.15	0.15

* Includes a Silver Jubilee special dividend of Rs. 15.00 ($0.33) per share.

The information presented above has been adjusted for the 1:1 stock split effected in the form of a stock dividend in July 2006.

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

As of March 31, 2008, we had 571,995,758 equity shares issued and outstanding. There were 71,221 record holders of ADRs, evidencing 109,657,022 ADSs (equivalent to 109,657,022 equity shares). As of March 31, 2008, there were 555,562 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Each ADS currently represents one equity share. Prior to our July 2004 3:1 stock split for our equity shares effected in the form of a stock dividend and 1:1 stock split for our ADSs effected in the form of a stock dividend, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York on March 31, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 40.02 per $1.00. March 31, 2008 was the last day of our fiscal year ended March 31, 2008 for which such rates were available. The high and low prices for the Indian stock exchanges and Nasdaq based on the closing prices for each day of the relevant period.

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low
2008	$53.18	$32.81	$53.19	$32.85	$55.84	$33.01
2007	59.41	31.03	59.55	31.05	60.55	32.85
2006	38.17	23.57	38.17	23.57	41.26	28.30
2005	28.28	14.13	28.29	14.12	38.61	18.11
2004	18.41	8.13	18.38	8.16	25.32	10.06
Fiscal 2008	High	Low	High	Low	High	Low
First Quarter	53.18	47.58	53.19	47.63	55.84	47.49
Second Quarter	50.85	44.00	50.83	44.01	54.47	44.50
Third Quarter	53.09	38.28	53.10	38.27	55.29	38.66
Fourth Quarter	43.72	32.81	43.69	32.85	44.43	33.01
2007
First Quarter	41.67	31.03	41.68	31.05	42.39	32.85
Second Quarter	46.38	38.77	46.43	38.79	48.24	38.18
Third Quarter	56.30	45.05	56.38	44.97	56.50	47.28
Fourth Quarter	59.41	49.74	59.55	49.74	60.55	50.16
2006
First Quarter	29.87	23.57	29.91	23.57	38.80	28.30
Second Quarter	31.58	26.65	31.57	26.69	38.95	33.85
Third Quarter	37.69	30.19	37.78	30.18	41.26	32.79
Fourth Quarter	38.17	34.19	38.17	34.24	40.98	34.18
Month	High	Low	High	Low	High	Low
March 2008	38.14	32.81	38.01	32.85	38.21	33.01
February 2008	41.53	37.00	40.55	37.04	43.50	38.92
January 2008	43.72	34.42	43.69	34.51	44.43	38.02
December 2007	45.32	40.00	45.42	39.99	46.64	41.02
November 2007	47.68	38.28	47.90	38.27	50.62	38.66
October 2007	53.08	45.95	53.09	45.90	55.29	47.40

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for Nasdaq quotes and www.nse-india.com for NSE quotes.

On April 30, 2008, the closing price of equity shares on the BSE was Rs. 1,750.75 equivalent to $43.37 per equity share based on the exchange rate on that date.

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

The stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. The SEBI has proposed to move to a T settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the Stock Exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2008 was approximately Rs. 48.58 trillion or approximately $1,204 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2008 was approximately Rs. 51.38 trillion or approximately $1,273 billion. The BSE began allowing online trading in May 1995. As of March 31, 2008, the BSE had 977 members, comprised of 176 individual members, 778 Indian companies and 23 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

General

Our authorized share capital is Rs. 3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of Rs. 5/- per share. As of March 31, 2008, 571,995,758 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2008, we had outstanding options to purchase 1,494,693 Equity Shares and 1,530,447 ADSs. For the purposes of this annual report, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position held by the depositories.

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

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

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

MATERIAL CONTRACTS

We have entered into agreements with our employee directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report.

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

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended. The Income-tax Act is amended every year by the Finance Act of the relevant year. The Finance Bill, 2008, which is pending enactment, has proposed certain amendments to the Income Tax Act. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

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

Taxation of Distributions. Since April 1, 2003, dividend income is exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 16.99% inclusive of a surcharge on the total amount distributed as dividend and an education cess levied on such tax and surcharge. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10B of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10B apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10B of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, is 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits.  The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability over the next seven years.

Fringe Benefits Tax.  The Finance Act, 2007 imposed a Fringe Benefits Tax, or FBT in respect of any specified security or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees. The FBT is applicable for all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2007. The value of fringe benefit is the fair market value, or FMV, of the specified security or share on the date of vesting of the option in the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the fringe benefit is subject to FBT at the rate of 33.99%, inclusive of applicable surcharge and education cess. Recently, a new section 115WK has also been included in the Income Tax Act enabling an employer to recover FBT payable in respect of specified securities or sweat equity shares from its employees. The Finance Bill, 2008, proposes to introduce a new section 115 WKB, to be effective from April 1, 2008, under which FBT paid by the employer and subsequently recovered from the employee shall be deemed to be tax paid by the employee in relation to the value of fringe benefits provided to him. However, the employee is not entitled to any refund of such deemed payment of tax and shall not be entitled to any claim of credit against any other tax liability.

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
  long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange; and
  any short term capital gain is taxed at 10% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and a Securities Transaction Tax, or STT (described below), is paid on such sale. The Finance Bill, 2008 proposes an increase in the rate of taxation of short term capital gains on such securities from 10% to 15%.

The rate of surcharge is currently 10% in the case of domestic companies whose taxable income is greater than Rs. 10,000,000 and individuals whose taxable income is greater than Rs. 1,000,000. For foreign companies, the rate of surcharge is 2.5% if the taxable income exceeds Rs. 10,000,000.

Since June 1, 2006, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Bill, 2008 proposes to impose STT, effective from April 1 2008, with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i)  in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017%. Any resulting taxes may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Bombay Stock Exchange or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs. 500,000.

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

Material United States Federal Tax Consequences

The following is a summary of the material US federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the US federal income and estate tax considerations of holders that are US holders. US holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for US federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to US federal income taxation regardless of its source, and trusts for which a US court exercises primary supervision and a US person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to US holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes generally, for investment. In addition, this summary is limited to US holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity, treated as a partnership for U.S. federal income tax purposes holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

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

Dividends. The gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a US holder as foreign source dividend income at the time of receipt, which in the case of a US holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under US federal income tax principles), of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits (as determined under US federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the US holder's tax basis in the equity shares or ADSs, and thereafter as capital gain.

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

Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a US holder may be subject to US information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder is an exempt recipient or provides a US taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's US federal income tax, provided that the required information is timely furnished to the Internal Revenue Service.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ending March 31, 2008. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, US holders would be required to either:

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

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2008, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles. Our internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2008.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2008.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited Infosys Technologies Limited's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Technologies Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Infosys Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and the related financial statement schedule II, and our report dated April 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Bangalore, India
April 29, 2008

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

Item 16 C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of the company's annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2007 and 2008:

Type of Service	Fiscal 2007	Fiscal 2008	Description of Services
(a) Audit Fees	$503,689	$651,633	Audit and review of financial statements
(b) Tax Fees	23,049	-	Tax returns and filing and advisory services
(c) All Other Fees	28,611	43,356	Statutory certifications, quality registrar, work permit related services, IFRS related advisory services and other advisory services
Total	$555,349	$694,989

The principal accountants were also paid $140,300 (fees, expenses and applicable taxes) during fiscal 2007 by the selling shareholders for the professional services rendered in relation to our Sponsored Secondary ADR Program.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the audit committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2008 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the audit committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore,India April 29, 2008	Deepak M. Satwalekar Chairperson, Audit committee	Dr. Marti G. Subrahmanyam Member, Audit committee	Dr. Omkar Goswami Member, Audit committee

	Rama Bijapurkar Member, Audit committee	Sridar A. Iyengar Member, Audit committee	David L. Boyles Member, Audit committee

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

Bangalore,India April 29, 2008	V. Balakrishnan Chief Financial Officer	S. D. Shibulal Chief Operating Officer	S. Gopalakrishnan Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Technologies Limited's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG
Bangalore, India
April 29, 2008

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

(Dollars in millions except per share data)
	2007	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,403	$2,058
Investments in liquid mutual fund units	6	18
Trade accounts receivable, net of allowances	565	824
Unbilled revenue	74	120
Prepaid expenses and other current assets	48	107
Deferred tax assets	2	2
Total current assets	2,098	3,129
Property, plant and equipment, net	738	1,022
Goodwill	128	150
Intangible assets, net	20	25
Deferred tax assets	19	66
Advance income taxes	33	55
Other assets	37	45
Total Assets	$3,073	$4,492
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6	$12
Income taxes payable	4	101
Client deposits	1	1
Unearned revenue	72	71
Other current liabilities	272	386
Total current liabilities	355	571
Non-current liabilities
Other non-current liabilities	1	11
Stockholders’ Equity
Common stock, Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,209,862 and 571,995,758 as of March 31, 2007 and March 31, 2008, respectively	64	64
Additional paid-in capital	692	718
Accumulated other comprehensive income	90	311
Retained earnings	1,871	2,817
Total stockholders’ equity	2,717	3,910
Total Liabilities And Stockholders’ Equity	$3,073	$4,492
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Income for the years ended March 31,

(Dollars in millions except per share data)
	2006	2007	2008
Revenues	$2,152	$3,090	$4,176
Cost of revenues	1,244	1,777	2,453
Gross profit	908	1,313	1,723
Operating Expenses:
Selling and marketing expenses	136	209	230
General and administrative expenses	173	249	334
Amortization of intangible assets	-	3	8
Total operating expenses	309	461	572
Operating income	599	852	1,151
Gain on sale of long term investment	-	1	-
Other income, net	31	83	175
Income before income taxes and minority interest	630	936	1,326
Provision for income taxes	70	84	171
Income before minority interest	560	852	1,155
Minority interest	5	2	-
Net income	$555	$850	$1,155
Earnings per equity share
Basic	$1.02	$1.53	$2.03
Diluted	$0.99	$1.50	$2.02
Weighted average equity shares used in computing earnings per equity share
Basic	543,160,222	554,018,739	568,564,740
Diluted	557,967,786	566,110,582	570,368,975
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in millions )
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
Balance as of March 31, 2005	541,141,098	$31	$266		$33	$923	$1,253
Common stock issued	9,968,862	-	128	-	-	-	128
Cash dividends	-	-	-	-	-	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12	-	-	-	12
Income tax benefit arising on exercise of stock options	-	-	4	-	-	-	4
Comprehensive income
Net income	-	-	-	$555	-	555	555
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes	-	-	-	1	1	-	1
Translation adjustment	-	-	-	(25)	(25)	-	(25)
Comprehensive income				$531
Balance as of March 31, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	20,099,902	3	274	-	-	-	277
Cash dividends	-	-	-	-	-	(336)	(336)
Change in proportion share of subsidiary resulting from issuance of stock by subsidiary	-	-	(1)	-	-	-	(1)
Stock compensation expense	-	-	5	-	-	-	5
Income tax benefit arising on exercising of stock options	-	-	4	-	-	-	4
Stock split effected in the form of a stock dividend	-	30	-	-	-	(30)	-
Comprehensive income
Net income	-	-	-	$850	-	850	850
Other comprehensive income
Translation adjustment	-	-	-	82	82	-	82
Comprehensive income				$932
Adjustment to initially apply SFAS 158, net of tax effect of $1 million	-	-	-	-	(1)	-	(1)
Balance as of March 31, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Common stock issued	785,896	-	17	-	-	-	17
Cash dividends	-	-	-	-	-	(209)	(209)
Stock compensation expense	-	-	3	-	-	-	3
Income tax benefit arising on exercising of stock options	-	-	6	-	-	-	6
Comprehensive income
Net income	-	-	-	$1,155	-	1,155	1,155
Other comprehensive income
Defined benefit plan amendment, net of tax effect of $3 million	-	-	-	5	5	-	5
Translation adjustment	-	-	-	216	216	-	216
Comprehensive income				$1,376
Balance as of March 31, 2008	571,995,758	$64	$718		$311	$2,817	$3,910
See accompanying notes to the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(Dollars in millions)
	2006	2007	2008
Operating Activities:
Net income	$555	$850	$1,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	99	118	157
Minority interest	5	2	-
Stock compensation expense	-	5	3
Deferred taxes	(5)	(6)	(50)
Gain on sale of liquid mutual fund units	(1)	(2)	-
Gain on sale of long term investments	-	(1)	-
Income tax benefit arising on exercise of stock options	4	-	-
Changes in assets and liabilities, net of acquisition
Trade accounts receivable	(65)	(184)	(207)
Prepaid expenses and other assets	1	(4)	(47)
Unbilled revenue	(16)	(24)	(40)
Accounts payable	1	3	6
Income taxes	(37)	(15)	78
Client deposits	(5)	(1)	-
Unearned revenue	24	26	(6)
Other liabilities	39	95	100
Net cash provided by operating activities	599	862	1,149
Investing Activities:
Payment for acquisition of business, net of cash acquired	-	-	(26)
Expenditure on property, plant and equipment	(246)	(336)	(374)
Payment towards intellectual property right	-	(3)	-
Loans to employees	(3)	1	1
Non-current deposits placed with corporations	(11)	(14)	(7)
Withdrawal of non-current deposits placed with corporations	8	2	-
Acquisition of minority interest in subsidiary	-	(148)	(6)
Investment in liquid mutual fund units	(419)	(1,002)	(511)
Redemption of liquid mutual fund units	523	1,163	500
Proceeds from sale of long-term investment	-	1	-
Proceeds from the issuance of equity shares by subsidiary	-	2	-
Net cash used in investing activities	(148)	(334)	(423)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	128	277	17
Payment of dividends	(91)	(336)	(209)
Income tax benefit arising on exercise of stock options	-	4	6
Net cash provided by/(used in) financing activities	37	(55)	(186)
Effect of exchange rate changes on cash	(9)	41	115
Net increase in cash and cash equivalents during the year	488	473	540
Cash and cash equivalents at the beginning of the year	410	889	1,403
Cash and cash equivalents at the end of the year	$889	$1,403	$2,058
Supplementary information:
Income taxes paid	$125	$99	$137
See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (collectively, the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (U. S. GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

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

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence (VSOE) of fair value has been established for ATS. VSOE of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the proportional performance method using an output measure of performance.

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

In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Consistent with the guidance in EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which became applicable to the company on April 1, 2007, the company continues to present revenues net of sales and value-added taxes in its consolidated statements of income.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Any decline in value that is judged to be other than temporary is included in earnings.

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

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

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

1.12 Foreign currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are reported in U.S. dollars. The translation of functional currencies to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income’, a separate component of stockholders’ equity.

Foreign-currency denominated assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the company’s holding of the subsidiary’s securities.

If the number of equity shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be indefinitely reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

The company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Accounting and disclosures of tax positions taken or expected to be taken by the company are based on the recognition threshold and measurement attribute prescribed by FIN 48.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instruments including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other current liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market, is not reasonably estimable.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2007 and 2008 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately and included in other income, net.

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

The company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Upto March 31, 2005, Infosys BPO made monthly contributions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which were periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

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

1.19 Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with SFAS No.123 (revised 2004), Share-Based Payment (SFAS 123R). Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

The fair value of each option granted under the 1999 Plan is estimated on the date of grant using the Black-Scholes-Merton valuation model with the following assumptions:

2007
Dividend yield %	0.2%
Expected Life	2 – 6 years
Risk free interest rate	7 – 7.27%
Volatility	34 – 54%

There were no grants made by the company in fiscal 2006 and 2008 under the 1999 Plan.

The fair value of each option granted under the 2002 Plan is estimated on the date of grant using the Black-Scholes-Merton valuation model with the following assumptions:

	2006	2007
Dividend yield %	-	-
Expected Life	1 – 6 years	1 – 6 years
Risk free interest rate	7.5%	7.6 – 8.1%
Volatility	50%	50%

There were no grants made by the company in fiscal 2008 under the 2002 Plan.

The following table illustrates the effect on net income and earnings per share for fiscal 2006 if the company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except per share data)
Year ended March 31, 2006
Net income, as reported	$555
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10)
Pro forma net income	$545
Earnings per share:
Basic - as reported	$1.02
Basic - pro forma	$1.00
Diluted - as reported	$0.99
Diluted - pro forma	$0.98

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of approval by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

1.22 Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements. Upon adoption of the Statement, the difference between the carrying amounts and the fair values of instruments would be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The company has evaluated the impact of this Statement, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2, and believes that adoption of SFAS 157, prospectively, on April 1, 2008, will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The company has evaluated the impact of this Statement and believes that adoption of SFAS No. 159, prospectively, on April 1, 2008, will not have a material effect on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The company will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. The company will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. The company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact this Statement may have on its consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The company will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. The company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact this Statement may have on its consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents are as follows:

(Dollars in millions)
	As of March 31,
	2007	2008
Cash and bank deposits	$1,362	$1,737
Deposits with corporations	41	321
	$1,403	$2,058

Cash and cash equivalents as of March 31, 2007 and 2008 include restricted cash balances of $1 million each. The restrictions are primarily on account of accrued dividends.

2.2 Investment in liquid mutual fund units

Investment in liquid mutual fund units classified as available for sale securities are as follows:

(Dollars in millions)
	As of March 31,
	2007	2008
Cost	$6	$18
Gross unrealized holding gains	-	-
Fair value	$6	$18

2.3 Trade accounts receivable

Trade accounts receivable as of March 31, 2007 and 2008, net of allowance for doubtful accounts of $5 million and $10 million, amounted to $565 million and $824 million. The age profile of trade accounts receivable, net of allowances, is given below:

In percentage
	As of March 31,
Period (in days)	2007	2008
0 – 30	58.6	58.1
31 – 60	36.6	30.0
61 - 90	2.1	3.7
More than 90	2.7	8.2
	100.0	100.0

2.4 Business combination

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for cash consideration of $27 million of which $1 million is yet to be paid. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The contract strengthens Infosys BPO’s presence in Europe and Asia, including new centres in Poland, Thailand and India and consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill, which has been allocated to the ‘Manufacturing’ segment.

The purchase price has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	4
Deferred tax liabilities	(1)
Intangible assets - Customer contracts	11
Goodwill	10
Total purchase price	$27

The identified intangible customer contracts are being amortized over a period of seven years, being management's estimate of the useful life of the asset.

2.5 Acquisition of minority interest in Infosys BPO

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006 for a consideration of $116 million;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006 for a consideration of $16 million;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders by February 2008 for a consideration of $9 million; and
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO for a consideration of $13 million and swapping 518,360 options of Infosys BPO for 151,933 Infosys options having an aggregate fair value of $3 million out of which $2 million has been recorded as post-acquisition stock compensation expense.

The aggregate purchase price of $154 million including $6 million paid in February 2008 has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	16
Deferred tax liabilities	(2)
Intangible assets - Customer contracts	22
Goodwill	115
Total purchase price	$154

The company believes that these transactions resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area. The identified intangible customer contracts are being amortized over a period of four years, being management's estimate of the useful life of the asset. As of March 31, 2008, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

2.6 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)
	As of March 31,
	2007	2008
Rental deposits	$1	$6
Security deposits with service providers	5	8
Current portion of loans to employees	24	27
Prepaid expenses	13	8
Mark to market gain on derivative financial instruments	4	-
Interest accrued and not due on deposits	-	47
Other current assets	1	11
	$48	$107

Other current assets primarily represent advance payments to vendors for supply of goods and rendering of services, travel advances, other recoverables from customers and advance withholding tax. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.7 Property, plant and equipment, net

Property, plant and equipment consist of the following:

(Dollars in millions)
	As of March 31,
	2007	2008
Land	$39	$57
Buildings	343	489
Furniture and fixtures	136	154
Computer equipment	240	271
Plant and equipment	183	218
Capital work-in-progress	224	331
	1,165	1,520
Accumulated depreciation	(427)	(498)
	$738	$1,022

Depreciation expense amounted to $99 million, $115 million and $149 million for fiscal 2006, 2007 and 2008, respectively. The amount of third party software expensed during fiscal 2006, 2007 and 2008 was $32 million, $45 million and $56 million, respectively.

2.8 Other assets

Other assets consist of the following:

(Dollars in millions)
	As of March 31,
	2007	2008
Non-current portion of loans to employees	$4	$2
Non-current deposits with corporations	30	40
Prepaid gratuity benefit	-	3
Others	3	-
	$37	$45

2.9 Goodwill and Intangible assets

Following is a summary of movement in the carrying amount of goodwill:

(Dollars in millions)
	Year ended March 31,
	2007	2008
Balance at the beginning of the year	$8	$128
Goodwill relating to acquisitions	115	10
Effect of translation adjustments	5	12
Balance at the end of the year	$128	$150

Goodwill has been allocated to the following reportable segments:

(Dollars in millions)
Segment	As of March 31,
	2007	2008
Financial services	$52	$56
Manufacturing	11	24
Telecom	3	3
Retail	44	48
Others	18	19
Total	$128	$150

Following is a summary of carrying amount of intangible assets:

(Dollars in millions)
	As of March 31,
	2007	2008
Customer contracts
Gross carrying value	-	$27
Acquired during the year	$23	11
Accumulated amortization	(3)	(13)
Net carrying value	$20	$25

The aggregate amortization expense for fiscal 2007 and 2008 amounted to $3 million and $8 million, respectively.

The estimated aggregate amortization expense for intangible assets for each of the five succeeding annual fiscal periods as of March 31, 2008 is as detailed below.

(Dollars in millions)
Year ending March 31,	Amortization cost
2009	$8
2010	8
2011	4
2012	2
2013	$2

2.10 Loans to employees

The company provides loans to eligible employees in accordance with policy. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $29 million were outstanding as of March 31, 2007 and March 31, 2008.

No loans have been made to employees in connection with purchase of the company’s equity securities by employees.

The required repayments of employee loans outstanding as of March 31, 2008 are as detailed below:

(Dollars in millions)
Year ending March 31,	Repayment
2009	$27
2010	2
$29

The estimated fair value of loans to employees amounted to $26 million as of March 31, 2007 and $28 million as of March 31, 2008. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.11 Other current liabilities

Other current liabilities comprise the following:

(Dollars in millions)
	As of March 31,
	2007	2008
Accrued compensation to staff	$104	$171
Provision for post sales client support	5	13
Withholding taxes payable	42	54
Provision for expenses	106	102
Retainage	5	13
Mark to market loss on derivative financial instruments	-	29
Others	10	4
	$272	$386

Provision for expenses primarily consists of accrued expenses relating to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building charges, overseas travel expenses and office maintenance. Others primarily consist of amount payable towards acquisition of business.

2.12 Employee post-retirement benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements in fiscal 2006, 2007 and 2008. The measurement date used is March 31 of the relevant fiscal year.

(Dollars in millions)
	As of March 31,
	2007	2008
Change in benefit obligations
Benefit obligations at the beginning of the year	$41	$51
Actuarial (gain) / loss	-	(2)
Service cost	9	14
Interest cost	3	4
Benefits paid	(4)	(6)
Plan amendments	-	(9)
Effect of exchange rate changes	2	4
Benefit obligations at the end of the year	$51	$56
Change in plan assets
Fair value of plan assets at the beginning of the year	$38	$51
Actual return on plan assets	4	5
Employer contributions	12	4
Benefits paid	(4)	(6)
Effect of exchange rate changes	1	5
Plan assets at the end of the year	$51	$59
Funded status	-	$3
Prepaid benefit	-	$3

Net gratuity cost for fiscal 2006, 2007 and 2008 comprises the following components:

(Dollars in millions)
	Year ended March 31,
	2006	2007	2008
Service cost	$8	$9	$14
Interest cost	2	3	4
Expected return on assets	(2)	(3)	(4)
Actuarial (gain) / loss	-	-	(3)
Plan amendments	-	-	(1)
Net gratuity cost	$8	$9	$10

The weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 are set out below:

	As of March 31,
	2007	2008
Discount rate	8.0%	7.9%
Rate of increase in compensation levels	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2006, 2007 and 2008 are set out below:

	Year ended March 31,
	2006	2007	2008
Discount rate	7.5%	8.0%	8.0%
Rate of increase in compensation levels	5.1%	5.1%	5.1%
Rate of return on plan assets	7.5%	8.0%	8.0%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2008, all of the plan assets are invested in debt securities.

The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2006, 2007 and 2008 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the Government securities yield.

Accumulated benefit obligation was $19 million and $27 million as of March 31, 2007 and 2008, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Dollars in millions)
Year ending March 31,
2009	$6
2010	8
2011	9
2012	11
2013	12
2014-2018	$53

The expected benefits are based on the same assumptions used to measure the company's benefit obligations as of March 31, 2008.

The company expects to contribute approximately $7 million to the gratuity trusts during fiscal 2009.

2.12.2 Superannuation

The company contributed $4 million, $7 and $11 million to the superannuation plan in fiscal 2006, 2007 and 2008. During fiscal 2008, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.12.3 Provident fund

The company contributed $15 million, $21 million and $30 million to the provident fund in fiscal 2006, 2007 and 2008.

2.13 Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect the effect of 1:1 stock split effected in the form of a stock dividend on July 14, 2006.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Cash dividend per equity share for fiscal 2006, 2007 and 2008 were $0.15, $0.53 and $0.31, respectively.

2.13.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.13.4 Stock options

There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.14 Non-Operating income

In fiscal 2005, the company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the fiscal 2007 resulting in a gain of $1 million.

Other income, net, consists of the following:

(Dollars in millions)
	Year ended March 31,
	2006	2007	2008
Interest income	$31	$43	$169
Foreign exchange gains/(losses), net	(18)	8	2
Income from mutual fund investments	17	27	2
Others	1	5	2
	$31	$83	$175

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases in fiscal 2006, 2007 and 2008 were $12 million, $15 million and $22 million, respectively.
The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.

(Dollars in millions)
Year ending March 31,
2009	$16
2010	12
2011	9
2012	8
2013	7
Thereafter	19
Total	$71

2.16 Research and development

Research and development expenses were $23 million, $37 million and $50 million for fiscal 2006, 2007 and 2008, respectively.

2.17 Employees' Stock Offer Plans (ESOP)

1998 Employees Stock Offer Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of who are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and the 1999 Plan in fiscal 2006, 2007 and 2008 are set out below.

	2006		2007		2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning of the year	6,108,580	$20	4,546,480	$20	2,084,124	$21
Forfeited and expired	(190,696)	$26	(171,143)	$41	(53,212)	$51
Exercised	(1,371,404)	$18	(2,291,213)	$18	(500,465)	$19
Outstanding at the end of the year	4,546,480	$20	2,084,124	$21	1,530,447	$20
Exercisable at the end of the year	3,810,724	$22	2,084,124	$21	1,530,447	$20
1999 Plan:
Outstanding at the beginning of the year	28,109,874	$13	19,179,074	$13	1,897,840	$26
Granted	-	-	638,761	$49	-	-
Forfeited and expired	(333,342)	$13	(111,306)	$12	(117,716)	$44
Exercised	(8,597,458)	$12	(17,808,689)	$13	(285,431)	$16
Outstanding at the end of the year	19,179,074	$13	1,897,840	$26	1,494,693	$29
Exercisable at the end of the year	16,954,352	$13	1,259,079	$14	1,089,041	$20

The weighted-average fair value of options granted under the 1999 Plan during fiscal 2007 is $14.

The aggregate intrinsic value of options exercised under the 1998 Plan during fiscal 2006, 2007 and 2008 was $49 million, $65 million and $14 million, respectively. The aggregate intrinsic value of options exercised under the 1999 Plan during fiscal 2006, 2007 and 2008 was $280 million, $519 million and $8 million, respectively.

The aggregate fair value of options vested under the 1998 Plan during fiscal 2006 and 2007 was $12 million and $6 million, respectively. The aggregate fair value of options vested under the 1999 Plan during fiscal 2006, 2007 and 2008 was $32 million, $10 million and $2 million, respectively.

As of March 31, 2008 options outstanding under the 1998 Plan and the 1999 Plan had an intrinsic value of $25 million and $20 million, respectively. As of March 31, 2008 options exercisable under the 1998 Plan and 1999 Plan had an intrinsic value of $25 million and $20 million, respectively.

As of March 31, 2008, the unamortized stock compensation expenses under the 1999 Plan was $2 million and the same is expected to be amortized over a weighted average period of approximately 1.27 years.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	621,953	2.45	$12	621,953	2.45	$12
16-30	746,834	1.93	$22	746,834	1.93	$22
31-45	101,880	0.94	$38	101,880	0.94	$38
46-60	29,860	0.65	$54	29,860	0.65	$54
61-83	29,920	0.87	$68	29,920	0.87	$68
	1,530,447	2.03	$20	1,530,447	2.03	$20
1999 Plan:
7-15	526,359	2.11	$11	526,359	2.11	$11
16-30	413,030	1.28	$20	413,030	1.28	$20
31-53	555,304	1.83	$53	149,652	0.95	$52
	1,494,693	1.78	$29	1,089,041	2.44	$20

Pending clarifications by government on applicability and computation methodology of Fringe Benefit Tax, the company had imposed restrictions for exercise of vested options during the period April 2007 to December 2007. Consequent to this restriction, options expiring during the specified period were suitably extended for 360 employees. The incremental cost due to such modification was not considered material.

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

The activity in the 2002 Plan in fiscal 2006, 2007 and 2008 are set out below.

	2006		2007		2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning of the year	3,116,518	$1.18	2,452,330	$3.01	2,200	$2.72
Granted	1,156,520	$4.97	593,300	$13.16	-	-
Forfeited and expired	(1,032,960)	$1.41	(490,516)	$4.57	(2,200)	$2.72
Exercised	(787,748)	$0.76	(815,822)	$2.23	-	-
Purchased by Infosys (*)	-	-	(1,218,732)	$3.64	-	-
Swapped with Infosys options (*)	-	-	(518,360)	$13.03	-	-
Outstanding at the end of the year	2,452,330	$3.01	2,200	$2.72	-	-
Exercisable at the end of the year	514,413	$1.32	1,900	$2.45	-	-
(*) These options are held by Infosys.

The weighted average fair value of options granted under the 2002 Plan during fiscal 2006 and 2007 were $2.00 and $6.65 respectively.

The aggregate intrinsic value of options exercised under the 2002 Plan for fiscal 2006 and 2007 was $4 million and $8 million, respectively.

The company recorded stock compensation expense of $5 million and $3 million for the years ended March 31, 2007 and March 31, 2008, respectively.

2.18 Income taxes

The provision for income taxes in the statement of income comprises:

(Dollars in millions)
	Year ended March 31,
	2006	2007	2008
Current taxes
Domestic taxes	$19	$38	$133
Foreign taxes	56	52	88
	75	90	221
Deferred taxes
Domestic taxes	(2)	(2)	(47)
Foreign taxes	(3)	(4)	(3)
	(5)	(6)	(50)
Aggregate taxes	$70	$84	$171

Current foreign taxes for fiscal 2007 and 2008 include a net tax benefit of $29 million and $30 million, respectively, for reversal of income tax liability no longer required.

Income taxes have been allocated as follows:

(Dollars in millions)
	Year ended March 31,
	2006	2007	2008
Income from continuing operations	$70	$84	$171
Stockholders' equity for:
Initial adoption of SFAS 158	-	(1)	-
Defined benefit plan amendment	-	-	3
Income tax benefit arising on exercise of stock options	(4)	(4)	(6)
Total income tax expense	$66	$79	$168

The income before income taxes and minority interest for each of the fiscal years 2006, 2007 and 2008 is primarily from domestic entities.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

(Dollars in millions)
	As of March 31,
	2007	2008
Deferred tax assets
Property, plant and equipment	$17	$23
Loss carry-forwards in subsidiary	7	14
Incentive accruals in subsidiary	7	6
Minimum alternate tax credit carry-forwards	-	44
Investments	1	1
Others	6	7
Total gross deferred tax assets	38	95
Less: Valuation allowance	(15)	(21)
	23	74
Deferred tax liabilities
Intangible asset	(2)	(3)
Others	-	(3)
Total gross deferred tax liabilities	(2)	(6)
Net deferred tax assets	$21	$68

As at April 1, 2005 and 2006, the valuation allowance was $1 million each. During fiscal 2007 and 2008, the valuation allowance increased by $14 million and $6 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2008. The valuation allowance primarily relates to loss carry-forwards in a foreign subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT during fiscal 2008, and, accordingly, a deferred tax asset of $44 million has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.

The tax loss carry-forwards of $36 million as of March 31, 2008 relating to a foreign subsidiary will expire at various dates through March 31, 2028.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)
	Year ended March 31,
	2006	2007	2008
Income before income taxes and minority interest	$630	$936	$1,326
Enacted tax rates in India	33.66%	33.66%	33.99%
Computed expected tax expense	$212	$315	$451
Tax effect due to non-taxable income for Indian tax purposes	(160)	(224)	(282)
Change in liability for unrecognized tax benefits	-	(29)	(30)
Interest and penalties relating to unrecognized tax benefits	-	-	11
Effect of differential foreign tax rates	15	13	11
Change in valuation allowances	-	8	6
Others	3	1	4
Income tax expense	$70	$84	$171

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. However, on April 29, 2008, the Finance Minister of India announced that the Government of India proposed to extend the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking, although such extension is not effective. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

The per share (basic) effect of the tax holiday was $0.29, $0.40 and $0.51 for fiscal 2006, 2007 and 2008, respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2008, Infosys’ US branch net assets amounted to approximately $471 million. As of March 31, 2008, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

Effective April 1, 2007 the company adopted the provisions of FIN 48. Upon adoption of FIN 48, the company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the provision for income taxes did not change. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in millions)
Year ended March 31, 2008
Balance as of April 1, 2007	$124
Increases related to prior year tax positions	34
Increases related to current year tax positions	25
Decreases related to prior year tax positions	(53)
Decreases related to settlements with taxing authorities	(2)
Decreases related to lapsing of statute of limitations	(12)
Balance as of March 31, 2008	$116

The Companies’ total unrecognized tax benefits (net of state tax benefits), if recognized, would reduce the tax provisions by $113 million and $107 million as of April 1, 2007 and March 31, 2008, respectively, and thereby would affect the company’s effective tax rate.

As of April 1, 2007 (the date of adoption of FIN 48) and as of March 31, 2008, the company had an accrual of $7 million and $18 million, respectively, towards interest and penalties. Interest and penalties included in the provision for income taxes were $11 million for fiscal 2008.

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. In the U.S. certain state tax returns pertaining to fiscal years 2001 to 2004 remain subject to examination. Further, U.S. federal and state tax returns pertaining to fiscal year 2005 onwards and certain state tax returns pertaining to fiscal year 2004 are open to examination in accordance with the statute of limitation prescribed by the relevant authorities.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

Income taxes have not been provided for on $31 million of undistributed earnings of a foreign subsidiary, as such earnings have been indefinitely reinvested in the overseas business. As of March 31, 2008, the unrecognized deferred tax liability associated with these earnings amounted to approximately $11 million.

2.19 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2006	2007	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	543,160,222	554,018,739	568,564,740
Effect of dilutive common equivalent shares - stock options outstanding	14,807,564	12,091,843	1,804,235
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	557,967,786	566,110,582	570,368,975

Options to purchase 267,674 shares, 114,703 shares and 81,500 shares for fiscal 2006, 2007 and 2008, respectively under the 1998 Plan and 68,249 shares, 34,091 shares and 573,552 shares for fiscal 2006, 2007 and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

The computation of basic and diluted earnings per share has also been adjusted retroactively for all periods presented to reflect the effect of 1:1 stock split effected in the form of a stock dividend.

2.20 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $170 million, Euro 2 million and United Kingdom Pound Sterling 6 million as of March 31, 2007 and $586 million, Euro15 million and United Kingdom Pound Sterling 3 million as of March 31, 2008, respectively. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2007, the company held range barrier options of $207 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of United Kingdom Pound Sterling 16 million. As of March 31, 2008, the company held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 12 million and Euro Forward Extra of Euro 5 million.

The company recorded a loss of $15 million in fiscal 2006 and a gain of $14 million and $26 million in fiscal 2007 and 2008, respectively, on account of foreign exchange forward and option contracts, which are included in other income.

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

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

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

2.21.1 Industry segments

(Dollars in millions)
Year ended March 31, 2006	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$775	$299	$354	$219	$505	$2,152
Identifiable operating expenses	330	132	132	90	204	888
Allocated expenses	203	77	85	59	144	568
Segmental operating income	242	90	137	70	157	696
Unallocable expenses						97
Operating income						599
Other income, net						31
Income before income taxes and minority interest						630
Provision for income taxes						70
Income before minority interest						560
Minority interest						5
Net income						$555

Year ended March 31, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,157	$416	$598	$311	$608	$3,090
Identifiable operating expenses	493	174	229	128	244	1,268
Allocated expenses	316	114	164	85	167	846
Segmental operating income	348	128	205	98	197	976
Unallocable expenses						124
Operating income						852
Gain on sale of long term investment						1
Other income, net						83
Income before income taxes and minority interest						936
Provision for income taxes						84
Income before minority interest						852
Minority interest						2
Net income						$850

Year ended March 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,494	$615	$900	$492	$675	$4,176
Identifiable operating expenses	611	270	327	205	277	1,690
Allocated expenses	420	172	253	139	189	1,173
Segmental operating income	463	173	320	148	209	1,313
Unallocable expenses						162
Operating income						1,151
Other income, net						175
Income before income taxes						1,326
Provision for income taxes						171
Net income						$1,155

2.21.2 Geographic segments

(Dollars in millions)
Year ended March 31, 2006	North America	Europe	India	Rest of the World	Total
Revenues	$1,394	$528	$38	$192	$2,152
Identifiable operating expenses	584	213	16	75	888
Allocated expenses	357	129	10	72	568
Segmental operating income	453	186	12	45	696
Unallocable expenses					97
Operating income					599
Other income, net					31
Income before income taxes and minority interest					630
Provision for income taxes					70
Income before minority interest					560
Minority interest					5
Net income					$555

Year ended March 31, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$1,955	$815	$50	$270	$3,090
Identifiable operating expenses	842	319	12	95	1,268
Allocated expenses	537	223	13	73	846
Segmental operating income	576	273	25	102	976
Unallocable expenses					124
Operating income					852
Gain on sale of long term investment					1
Other income, net					83
Income before income taxes and minority interest					936
Provision for income taxes					84
Income before minority interest					852
Minority interest					2
Net income					$850

Year ended March 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,589	$1,172	$55	$360	$4,176
Identifiable operating expenses	1,094	452	11	133	1,690
Allocated expenses	727	329	16	101	1,173
Segmental operating income	768	391	28	126	1,313
Unallocable expenses					162
Operating income					1,151
Other income, net					175
Income before income taxes					1,326
Provision for income taxes					171
Net income					$1,155

2.21.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2006, 2007 and 2008.

2.22 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the reasonable opinion of management, have a material effect on the results of operations or the financial position of the company.

2.23 Commitments and contingencies

The contractual commitments for capital expenditure were $158 million and $166 million as of March 31, 2007 and 2008, respectively.

The company has outstanding guarantees for various statutory purposes totaling $11 million and $6 million as of March 31, 2007 and 2008, respectively. These guarantees are generally provided to governmental agencies.

2.24 Tax contingencies

During fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.25 Amendment to the Gratuity Plan

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company’s projected benefit obligation amounting to $9 million, which is being amortized to income on a straight-line basis over the average remaining service period of employees which is 10 years.

2.26 Provision for health insurance

Until fiscal 2007, the company was recognizing health insurance costs based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of $18 million was reversed.

2.27 California wage settlement

During the year ended March 31, 2008, the company voluntarily settled with the California Division of Labor Standards Enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of $26 million.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for doubtful accounts on trade accounts receivable

(Dollars in millions)
Description	Balance at beginning of the year	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2006	$4	$2	$(4)	$2
Fiscal 2007	$2	$6	$(3)	$5
Fiscal 2008	$5	$11	$(6)	$10

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOSYS TECHNOLOGIES LIMITED

By: / S / S. GOPALAKRISHNAN
S. Gopalakrishnan
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

**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
*******4.8	Share Purchase Agreement with CIFC
*******4.9	Escrow Agreement
******11.1	Code of Ethics for Principal Executive and Senior Financial Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
********15.5	Nomination Committee Charter
******15.6	Whistleblower Policy
********15.7	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR(File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
***

Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.

****	Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.
*****	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 25, 2005.
******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on May 13, 2003.
*******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 28, 2006.
********	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 2, 2007.