Form 20-F
period 2009-03-31
INFOSYS TECHNOLOGIES LTD
filed 2009-04-28
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended March 31, 2009

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

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 572,830,043 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Account Standards Board ☒ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Account Standards Board, or IFRS. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

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

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian Rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai on March 31, 2009 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI, which was Rs. 50.72 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward Looking Statements

This Annual Report on Form 20-F contains 'forward-looking statements', as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

This Annual Report on Form 20-F includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., and Forrester, Inc., providers of market information and strategic information for the IT industry and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of Gartner, Forrester, NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled ” Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of income for the two years ended March 31, 2009 and the summary consolidated balance sheet data as of March 31, 2009 and 2008, have been prepared and presented in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS) and have been derived from our audited consolidated financial statements and related notes. The summary consolidated financial data below has been presented for the two most recent fiscal years in compliance with General Instruction G of Form 20-F. Historical results are not necessarily indicative of future results.

(Dollars in millions, except share data)
	Fiscal Year ended March 31,
Income Statements Data	2009	2008

Revenues	$4,663	$4,176
Cost of sales	2,699	2,453
Gross profit	1,964	1,723
Operating expenses:
Selling and marketing expenses	239	230
Administrative expenses	351	334
Total operating expenses	590	564
Operating profit	1,374	1,159
Other income/ (expense)	(86)	4
Finance income	187	171
Profit before income taxes	1,475	1,334
Income tax expense	194	171
Net profit	$1,281	$1,163
Earnings per equity share:
Basic ($)	2.25	2.04
Diluted ($)	2.25	2.04
Weighted average equity shares used in computing earnings per equity share:
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287
Cash dividend per Equity Share ($)*	0.89	0.31
Cash dividend per Equity Share (Rs.)*	37.25	12.50
* Excludes corporate dividend tax and converted at the monthly exchange rate on the month of declaration of dividend.

	As of March 31,
Balance Sheet Data	2009	2008
Cash and cash equivalents	$2,167	$2,058
Available-for-sale financial assets	–	18
Net current assets	2,583	2,578
Non-current assets	1,256	1,381
Total assets	4,376	4,508
Non- current liabilities	55	43
Total equity	$3,784	$3,916

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2009 and 2008, U.S. dollar denominated revenues represented 71.1% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 4.6% and 4.8% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs, and vice versa. Such fluctuations also impact the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI. The column titled ‘Average' in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
	Rs.	Rs.	Rs.	Rs.
2009	50.72	46.54	52.00	39.88
2008	40.02	40.00	43.05	38.48

The following table sets forth the high and low exchange rates for the previous six months and is based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the FEDAI.

Month	High	Low
March 2009	Rs.52.00	Rs.50.09
February 2009	50.61	48.57
January 2009	49.26	48.31
December 2008	50.53	47.04
November 2008	50.32	46.89
October 2008	49.97	46.90

On April 28, 2009, the fixing rate in the City of Mumbai for cash transfers in Indian rupees as published by FEDAI was Rs. 50.38.

The exchange rates for month-end and period-end reporting purposes have been based on the FEDAI rates. Infosys believes that exchange rates published by FEDAI are more representative of market exchange rates than exchange rates published by individual banks. However, FEDAI does not publish exchange rates on a daily basis, and in the absence of availability of daily exchange rates from FEDAI, Infosys utilizes exchange rates from Deutsche Bank, Mumbai, for daily transactions in the ordinary course of business.

Risk Factors

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report on Form 20-F.

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
  economic fluctuations that affect the strength of the economy of the United States, Europe or any of the other markets in which we operate;
  foreign currency fluctuations and our hedging activities that are intended to address such fluctuations;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  utilization of billable employees;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  varying expenditures and lead times in connection with responding to, and submission of proposals for large client engagements including on account of changing due diligence requirements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients and changes in management;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis compared with time and material contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.

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
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including, the economic conditions in the United States, Europe or any other geographies in which we operate.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $15 million in costs for visas in the three months ended June 30, 2008, compared to $4 million in the three months ended March 31, 2009. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the rupee, the dollar and other currencies in which we generate revenues or incur expenses, and increased wage pressures in India and at other locations where we maintain operations.

Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The appreciation of the rupee against the U.S. dollar adversely impacted our revenues and operating results for fiscal 2007 and 2008. During the past fiscal year, the U.S. dollar appreciated substantially relative to the rupee. The exchange rate for one dollar as published by the Foreign Exchange Dealers' Association of India was Rs. 50.72 as of March 31, 2009, as against Rs. 40.02 as of March 31, 2008. Although the dollar has appreciated against the rupee during fiscal 2009, we still experienced losses during such period related to foreign currency fluctuations as a result of our hedging activities.

Increased selling and marketing expenses, and other operating expenses in the future, as well as fluctuations in foreign currency exchange rates including, in particular, the appreciation of the rupee against foreign currencies or the appreciation of the dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years. However, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend is expected to continue into 2009 with global IT purchases expected to decline due to the challenging global economic environment. For example, in January 2009, the Forrester Global IT Market Outlook: 2009 by Andrew H. Bartels forecast that purchases of IT goods and services by global businesses and governments would decline by 3% in 2009 as compared to an increase of 8% in 2008, largely due to the economic recessions in many countries, as well as currency fluctuations, including as a result of the expected strengthening of the U.S. dollar against the Euro and other currencies. The reduction in IT spending on account of the global economic slowdown has negatively impacted our revenues for fiscal 2009 and this slowdown, or any further diminution in IT spending, may continue to adversely impact our business and results of operations in future periods.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our billing rates. For instance, our billing rates for technology professionals have declined sequentially by 2.1% and 1.8% in constant currency terms for the quarters ended March 31, 2009 and December 31, 2008, respectively. In addition to seeking reduced billing rates, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may reduce our revenues, or result in the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending and extended credit terms arising from or related to the global economic slowdown, and any resulting pricing pressures, reduction in billing rates or increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.

Further, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, for the quarter ended March 31, 2009, our utilization rate for technology professionals, including trainees, was approximately 66.9%, as compared to 70.2% during the quarter ended March 31, 2008. This decrease in employee utilization rates has adversely affected our profitability for fiscal 2009, and any further decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, particularly if accompanied by pricing pressure, may adversely impact our profits.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfil client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. Our failure to meet a client's expectations in such consolidation projects may adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on this account may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic recession or factors that affect the economic health of the United States, Europe or these industries may affect our business.

In fiscal 2009 and fiscal 2008, approximately 63.2% and 62.0% of our revenues were derived from projects in the North America. In the same periods, approximately 26.4% and 28.1% of our revenues were derived from projects in Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. In March 2009, the Forrester U.S. IT Market Outlook: Q1 2009 by Andrew H. Bartels indicated that U.S. business and government purchases of IT goods and services would decrease by 3.1% in 2009 as against a projected growth rate of 6.1% forecast for the same period in the Forrester U.S. IT Market Outlook: Q3 2008 by Andrew H. Bartels published in September 2008. If the United States or European economy weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In fiscal 2009 and fiscal 2008, we derived approximately 33.9% and 35.8% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in the past year, with the United States federal government being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. The subprime mortgage crisis and the resultant turbulence in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Further, the United States economy is currently experiencing a recession, accompanied by a significant reduction in consumer spending. The subprime mortgage crisis and recession in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In fiscal 2009 and fiscal 2008, we derived approximately 33.9% and 35.8% of our revenues from clients in the financial services industry, 18.1% and 21.6% of our revenues from clients in the telecommunications industry and about 12.5% and 11.8% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any slowdown in the U.S. economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the global economic slowdown and the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian Dollar , has changed substantially in recent years and may fluctuate substantially in the future, and the weakness of the dollar had a material and adverse effect on our operating results in fiscal 2009 and 2008. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian Dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of March 31, 2009, we had outstanding forward contracts of $278 million, Euro 27 million and United Kingdom Pound Sterling 21 million and option contracts of $173 million. As of March 31, 2008, we had outstanding forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million and option contracts of $100 million and United Kingdom Pound Sterling 8 million and Euro 17 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred significant losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.

Additionally, our hedging activities have also contributed to increased losses in recent times given the recent volatility in foreign currency markets. For example, in fiscal 2009, we incurred losses of $165 million on our forward and options contracts. These losses offset by gains of $71 million as a result of foreign exchange translations during the same period, resulted in a total loss of $94 million related to foreign currency transactions, which had a significant and adverse effect on our profit margin and results of operations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility over the next few years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During fiscal 2009, we derived 28.9% of our revenues in currencies other than the U.S. dollar including 12.7%, 7.1% and 4.6% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During fiscal 2009, a majority of the currencies have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling, Euro and Australian Dollar depreciating by 15.9%, 1.4% and 11.4% respectively, on an average, when compared to fiscal 2008. These cross currency fluctuations adversely impacted our reported revenues for fiscal 2009, and may adversely impact our reported revenues in future periods.

Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2005 and March 31, 2009 our total employees grew from approximately 36,800 to approximately 104,900. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:

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

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2009 and fiscal 2008, our largest client accounted for 6.9% and 9.1% of our total revenues, and our five largest clients together accounted for 18.0% and 20.9% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced. As of March 31, 2009, one of our major clients accounted for over 10% of our total account receivables as of such date, and any inability to recover all or part of these receivables could reduce our profitability.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

The recent credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa-holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, in the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 12,400, 13,700 and 15,200, new employees, net of attrition, in fiscal 2009, fiscal 2008 and fiscal 2007.

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

Increased demand for technology professionals has also led to an increase in attrition rates. For instance, our comparable attrition rate for fiscal 2008 and fiscal 2007 was 13.4% and 13.7%, without accounting for attrition in Infosys BPO or our other subsidiaries. Although our attrition rate for fiscal 2009 has reduced, it remains high at 11.1%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

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

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy in response to our clients' reduced IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. For instance, in fiscal 2009, revenues from fixed-price, fixed-timeframe projects accounted for 35.4% of our total services revenues, including revenues from our business process management services, as compared with 31.0% in fiscal 2008. Decreased IT budgets of our clients have led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, in fiscal 2009, we have entered into transaction-based pricing contracts with certain clients in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

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

  financial difficulties for a client including on account of the worldwide recession;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions including on account of the worldwide recession;
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

Our increasing work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

  Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding;
  Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts.  Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely effect our business or reputation.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

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

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. For instance, we recently introduced an integrated service solution, Software as a Service, or SaaS, that combines the supply of hardware, network infrastructure, application software and associated professional services, maintenance and support . Our new solutions, including the SaaS solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Additionally, clients are also seeking extensions in credit terms from the standard term that we provide, and have been seeking credit terms of up to 60 days or higher. Extended credit terms may reduce revenues or delay the realization of revenues and adversely impact our cash flow.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India or SEBI rules and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor's independent assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2009, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2009, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive and/or more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 54 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2009, we had contractual commitments of approximately $73 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2009 and fiscal 2008, we earned 3.9% and 3.6% of our total revenue from the licensing of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 16.90% of our issued equity shares as of April 28, 2009. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and subsequently established Infosys China in China and Infosys Consulting in the United States. In fiscal 2008, we established a wholly-owned subsidiary and opened a development center in Mexico. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. During fiscal 2009 Infosys established a wholly owned subsidiary in Sweden. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. For instance, on August 25, 2008, we announced a recommended cash offer of approximately £407.1 million for the issued and to be issued share capital of Axon Group plc, or Axon, a company listed on the London Stock Exchange. On September 26, 2008, the Axon Board informed us of a higher competing offer for Axon and subsequently, announced the withdrawal of its recommendation of our offer and its intent to unanimously recommend the higher competing offer. After careful consideration, on October 10, 2008, we announced that we would not increase the price of our original offer and, consequently, on October 20, 2008, Axon announced that it would focus on implementing the competing offer. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and our growth prospects.

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

  issue equity securities which would dilute current shareholders' percentage ownership;
  incur substantial debt;
  incur significant acquisition-related expenses;
  assume contingent liabilities; or
  expend significant cash.

These financing activities or expenditures could harm our business, operating results and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire or establish a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired or the established company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

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

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense to the extent of $325 million and $282 million for fiscal 2009 and fiscal 2008 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The STP tax holiday is available for ten consecutive years. Certain of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by fiscal 2010.

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

The Finance Act, 2007, has included income eligible for deductions under sections 10A and 10AA of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, is 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10AA of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next seven years. Although MAT paid by us can be set off against our future income tax liability, our net income and cash flows could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Act, 2008, included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business. Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from operating our company.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent that its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2009, Infosys had not triggered the BPT, and the Company's U.S. branch net assets amounted to approximately $481 million. The Company has recorded a deferred tax liability on its net assets in the United States, to the extent that it intends to distribute its branch profits in the foreseeable future.

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

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, currently, a vast majority of our workforce consists of Indian nationals, we expect to increase hiring in other jurisdictions, including in the United States and in Europe. Any such recruitment of foreign nationals is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Until 2009, when we instituted a freeze in salary increases, we undertook a compensation review on an annual basis, and, pursuant to such review, the average salaries of our employees have increased significantly each year until 2009.  Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, in recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

As of March 31, 2009, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,200 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,400 persons), not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

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

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies.Some of our software development centers located at Chandigarh, Chennai, Mangalore and Pune currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 13 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Recently, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2009, we employed approximately 104,900 employees worldwide, and approximately 20,200 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive, time consuming and may divert our management's attention and resources from operating our company. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than Infosys, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

For example, on April 15, 2008, a civil court in Bobigny, France ruled that our use of the name “Infosys” constituted infringement of the trademark, corporate name and trade name “Infosys France” in France and that we could not use the name "Infosys" in France as a trademark, corporate name, trade name and domain name with immediate effect. We have recently entered into a settlement agreement with respect to this infringement claim, but a similar litigation or other proceeding in any of the jurisdictions in which we operate could disrupt our ongoing business, distract our management and employees, and affect our future business.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs.

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

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transa ctions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

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

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling t he holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Item 4. Information on the Company

COMPANY OVERVIEW

We define, design and deliver IT enabled business solutions for our clients. We believe that our solutions help our clients shift their operational priorities to improve business performance and achieve operational efficiency.

Our comprehensive end-to-end business solutions leverage technology for our clients. Our suite of business solutions includes technical consulting, design, development, product engineering, maintenance, systems integration, package enabled consulting and implementation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

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

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients' needs. Our primary geographic markets are North America, Europe, and the Asia-Pacific region. We serve clients in banking and capital markets; communications, media and entertainment; energy, utilities and services; insurance; healthcare and life sciences; manufacturing; retail, consumer product goods and logistics; and other industries.

Our revenues grew from $4,176 million in fiscal 2008 to $4,663 million in fiscal 2009, representing a growth of 11.7%. Our net income grew from $1,163 million to $1,281 million during the same period, representing an annual growth of 10.1%. Between March 31, 2005 and March 31, 2009, our total employees grew from approximately 36,800 to approximately 104,900, representing a compound annual growth rate of approximately 29.9%.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remaining among the industry's leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006 we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also each included a public offering without listing in Japan, or POWL. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

Infosys BPO is our majority-owned and controlled subsidiary. Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are our wholly-owned and controlled subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91-80-2852-0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and the information contained in our website does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

In fiscal 2009 and 2008, we spent $285 million and $373 million, respectively, on capital expenditure. As of March 31, 2009, we had contractual commitments of approximately $73 million for capital expenditure. These commitments included approximately $ 64 million in domestic purchases and $9 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million was yet to be paid as of March 31, 2009. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded. Considering the economic benefits expected to be obtained from the intellectual property rights the same have been fully amortized during the year.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million, of which $1 million was paid during the year ended March 31, 2009. The acquisitions of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the three months ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, via a scheme of amalgamation sanctioned by the High Courts of Karnataka and Tamil Nadu.

On March 5, 2009, the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

INDUSTRY OVERVIEW

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

Consumers of products and services are increasingly demanding accelerated delivery times and lower prices. To adequately address these needs, companies are focusing on their core competencies and are using outsourced technology services providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and client needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help improve efficiency and security.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. According to the Forrester Global IT Market Outlook: 2009 by Andrew.H. Bartels published in January 2009, purchases of IT goods and services by global businesses and governments will decline by 3% in 2009 and then rise by 9% in 2010.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Companies are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become critical in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities. We believe the range of services delivered offshore is also increasing.

The India Advantage

India is recognized as the premier destination for offshore technology services. According to a factsheet published by NASSCOM in February 2009, IT services (excluding business process outsourcing (BPO), product development and engineering services) exports from India are expected to cross $26.9 billion in fiscal 2009 and BPO exports from India are expected to cross $12.8 billion during the same period.

There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2008, of the 362 appraisals conducted in India, approximately 158 companies certified at SEI-CMM Level 5 - higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2009 indicates that companies experience cost savings of around 60-70 per cent by outsourcing their IT and BPO requirements to India as compared to their source locations, and suggests that the cost advantage offered by the Indian IT-BPO industry is sustainable over the long term.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2009, the total graduate out-turn in India in fiscal 2009 is estimated at 3.5 million, including a technical graduate out-turn of approximately 514,000.

The NASSCOM Strategic Review 2009 indicates that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector and that India accounts for over 28 per cent of the total suitable talent pool available to work in the IT-BPO sector across all the potential global sourcing low-cost locations.

The factors described above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. According to a factsheet published by NASSCOM in February 2009, the Indian BPO services export market was $10.9 billion in fiscal 2008 and is estimated to reach $12.8 billion in fiscal 2009.

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

Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, and as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business. We bring together our expertise in consulting, IT services and BPO to create solutions that allow our clients to increase their customer loyalty through faster innovation and delivery, to restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and to become more competitive. Our suite of comprehensive, end-to-end technology-based solutions enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses business and technology consulting, custom application development, infrastructure maintenance services, maintenance and production support, package-enabled consulting and implementation including enterprise solutions, product engineering solutions and product lifecycle management, systems integration, validation solutions and Software-as-a-Service (SaaS) related solutions. Through Infosys BPO, we provide business process management services. Through our consulting group and software engineering and technology lab, we research, develop and engineer new solutions tailored for our clients and their respective industries. Through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven Global Delivery Model. We have a highly evolved Global Delivery Model which enables us to execute services where it is most cost effective and sell services where it is most profitable. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leaders position. The November 2008 Magic Quadrant for European Offshore Application Services and the Magic Quadrant for North American Offshore Application Services have positioned us in the leaders quadrant for offshore application services providers in Europe and North America.

(2) The Magic Quadrants are copyrighted 2008 by Gartner, Inc. and are reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

(3) The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000. In 2007, Infosys BPO was certified for eSCM level 4.0, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

Strong Brand and Long-Standing Client Relationships. We have long-standing relationships with large multinational companies built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 76 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 54 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Canada, China, Japan, Mauritius, Mexico, Poland and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2005 and March 31, 2009, our total number of employees grew from approximately 36,800 to approximately 104,900.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange. We were also the first Indian company to do a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

OUR STRATEGY

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about our Global Delivery Model, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also seek to increase our recurring business with clients by providing product engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. In order to further improve our business generation capabilities, we have established a Strategic Global Sourcing Group which is comprised of senior professionals and seeks to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to further increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2009, we received approximately 488,700 employment applications, tested approximately 77,600 applicants, interviewed approximately 46,600 applicants and made approximately 16,900 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility is able to house 13,500 trainees at any one time, and is able to provide the facilities required for the training of approximately 40,000 employees annually.

Continue to Enhance our Solution Set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings such as consulting, business process management, systems integration and infrastructure management, which have been and we expect will continue to be major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. We have also introduced Software-as-a-Service (SaaS) as part of our technology solutions. Furthermore, Modular Global Sourcing, and other refinements to our Global Delivery Model enhance our ability to service our clients.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services, healthcare, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and we plan to provide our services to new industries in the future.

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We also instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery, or ACM, for the recognition of young scientists and system developers whose contemporary innovations have an impact on the computing field. Additionally, in February 2009, the Infosys Science Foundation had instituted an annual award of Rs. 5 million per category to honor outstanding contributions and achievements by Indians across various sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. For example, in January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

OUR GLOBAL DELIVERY MODEL

Our Global Delivery Model allows us to execute services where it is most cost effective and sell services where it is most profitable. The Global Delivery Model enables us to derive maximum benefit from:

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

In a typical offshore development project, we assign a team of technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their geographical location.

For the past 18 years, we have successfully executed projects at our global development centers. We have 54 global development centers, of which 27 are located in India, 12 are in North America, 9 are in the Asia-Pacific region and 6 are in Europe. Our largest development centers are located in India. Approximately 74.9% of the total billed person-months for our services rendered during fiscal 2009 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

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

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients. Our business continuity center in Mauritius enables us to transfer the execution of a portion of our business activities rapidly from our Indian global development centers to Mauritius and is an example of our investment in redundant infrastructure.

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

Our systematic approach to evaluating an enterprise's IT systems and business processes under the Modular Global Sourcing framework allows us to better align our solutions to our clients' business, operations and IT platforms. As a result, our clients are able to benefit from our Global Delivery Model and potentially realize cost savings, enhanced efficiencies and lasting competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients' technology budgets.

OUR END-TO-END SOLUTIONS

We provide comprehensive business solutions that leverage technology to help our clients gain market differentiation and/ or competitive advantage. Our service offerings include business and technology consulting, custom application development, infrastructure maintenance services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering solutions and product lifecycle management, systems integration, validation solutions and Software-as-a-Service (SaaS) related solutions.

These offerings are provided to clients located in various geographies and across multiple industry verticals including banking and capital markets, insurance, communications, media and entertainment, energy, utilities, manufacturing, aerospace, pharmaceuticals and healthcare, and retail. We also provide a core banking software solution, FinacleTM, for the banking industry and provide customization and implementation services around this solution.

We complement our industry expertise with specialised support for our clients. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. We have a knowledge management system to enable us to leverage existing solutions across our company, where appropriate, and have developed in-house tools for project management and software life-cycle support. We believe that these processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements with clients generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, product engineering, package enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2009.

Custom Application Development

We provide customized software solutions for our clients. We create new applications and enhance the functionality of our clients' existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process including defining requirements, designing, prototyping, programming and module integration, user acceptance testing, user training, installation and maintenance and support of these systems.

We perform system design and software coding and run pilots primarily at our global development centers, while activities relating to the defining of requirements, transition planning, user training, user acceptance testing and deployment are performed at the client's site. Our application development services span the entire range of mainframe, client server, internet and mobile technologies. An increasing proportion of our application development engagements are related to emerging platforms such as Microsoft's .Net or open platforms such as J2EETM and Linux ®.

As an example, we partnered with a leading networking and communications client to build an application for creating signature updates for the client's networking devices business. This application was required to assist the client's intrusion prevention program - which provided network security to their telecom devices - in monitoring vulnerability exploitation and network anomalies. In a period of 10 months and with a peak team size of 18 professionals, we designed, developed, tested and deployed a tool that provided end to end solutions, from documenting network threats to publishing the updates for download by the end customers. The easy-to-use centralized application, which relied on automated processes for deployment, improved turnaround times in the installation of new versions of intrusion detection software. Our focus on developing the application for our client was on utilizing best-in-class in-house tools and reusable components.

Maintenance and Production Support

We provide maintenance services for our clients' large software systems that cover a wide range of technologies and businesses. We take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to reduce recurring maintenance costs. We have also invested in the internal development and purchase of software tools to increase automation of our delivery systems and thereby enhance their productivity.

While we perform most of the maintenance work at our global development centers using secure communication links to our client's systems, we also maintain a team at the client's facility to co-ordinate certain key interface and support functions and provide any critical on-site support that may be required. Our teams leverage the best of our Global Delivery Model capabilities, including our tools and processes to provide added value to our clients.

As an example, a worldwide leader in software, services and Internet technologies required maintenance support for a range of IT applications catering to various business functions, including sales, services and marketing. Over a period of 60 months, our team of about 150 members worked with the client's engineering department from multiple locations in India, China and the United States to maintain these applications based on well defined service levels, and enabled the client's business units to function effectively in servicing their end customers. We also helped the client build an incident management platform to provide post-sales services and support to its end customers. In addition, we also provided the client with maintenance support on a portfolio of applications on advanced technology platforms such as Microsoft's .Net 3.5, Silverlight™ and SharePoint®.

In another instance, the same client engaged us to maintain and support the client's finance, human resources, legal and corporate affairs and business intelligence platforms containing a portfolio of over 400 applications. Over a period of 33 months, our team of about 240 members provided services to the client from multiple locations in India, China and the United States, enabling the client to improve the quality of its IT solutions, reduce costs and deploy its employees on other strategic projects. We enabled these applications to address the client's changing business requirements by providing timely feature enhancements to adapt to evolving market conditions.

Package Enabled Consulting and Implementation

We help our clients implement and utilize software packages developed by third party vendors such as SAP, Oracle and Microsoft through our package enabled consulting and implementation services. Our services include supporting the evaluation of these packages, providing training and support in their implementation and global roll-out and supporting their upgrades and maintenance on an ongoing basis. Our service offerings also enable business transformation by leveraging packaged software through consulting activities relating to process re-engineering, re-designing of application architecture and organization change management. We provide services to clients in areas such as customer relationship management, supply chain management, human capital management, corporate performance management and business analytics, business process management and enterprise application integration. In response to changing business requirements, we also offer platform based business process outsourcing services in functions such as human resources, procurement and order management.

As an example, a leading manufacturing company intended to engage in a business transformation initiative to harmonize their business processes in different geographies by implementing an enterprise resource planning (ERP) package. We partnered with the client in implementing SAP ERP which enabled the client to simplify its global business processes. We managed the client's business transformation program, which included assistance in organisation change management. We provide services to the client from multiple offshore centers in India and China and cater to the client's operations across North America, Europe and the Asia-Pacific.

Business Transformation Consulting

We offer business transformation services through the provision of IT, operations and business process consulting services that leverage our business, domain and technology expertise. Our professionals, many of whom have significant functional and industry expertise and several years of experience with leading global consulting firms, utilize our Global Delivery Model in offering these programs. Our business transformation consulting services are organized around six major domains:

  Core Process Excellence – We help clients transform their core processes and become more competitive by leveraging software packages developed by third party vendors such as SAP and Oracle through our package enabled consulting services relating to functions such as finance, supply chain management and quote-to-cash and through enterprise resource planning programs, enterprise content/asset management, and corporate performance management.
  Information Technology Strategies – We offer strategic consulting in relation to IT infrastructure assessment, IT cost reduction, IT transformation, merger integration and IT organizational development.
  Technical Architecture and Design – We provide technical advice and services in relation to IT architecture, hardware and software design, migration planning, institution-wide IT implementation planning and technology roadmap development.
  Product Innovation – We help clients innovate and improve their product lifecycle through co-creation and innovation networks, ideation accelerators, concept labs, launch centers, product effectiveness analysis and product lifecycle management-enabled transformation.
  Next Generation Commerce – We help clients deliver more value to, and derive more value from, clients through multi-channel customer experience analysis, customer data collection and use, and sales and marketing process redesign.
  Learning and Complex Change – We help clients solve their people and organizational problems through our offerings relating to customized organizational change management, change management integration, training program design, development and delivery, human resources transformation and human resources value enhancement.

Our offerings are complemented by our Value Realization Method (VRM) for measuring business value created during a business transformation program. Through VRM, we assist our clients in quantifying the expected value (using free cash flow) derived by measuring key processes and help guide design decisions that ultimately measure the long-term success of a business transformation program. In addition our proprietary IMPACT framework helps us organize our work to minimize delivery risk in large scale business transformation programs and allows our consultants to collaborate in a seamless and integrated manner globally.

As an example, one of our clients, a leading software company, engaged us to help them transform their volume licensing capabilities. The client was faced with the challenge of working with different programs, products and pricing models across a wide range of systems since its existing licensing capabilities were unable to adapt to the changing and growing needs of the businesses that they supported. We transformed their capabilities in relation to five key areas - develop offerings, market offerings, sell offerings, fulfil orders and bill customers, and customer support and retention. Using our VRM, we identified 64 key metrics that were critical to quality across these five functional areas. Our multi-disciplinary team comprising business experts, technical architects, application specialists, management consultants and executives implemented major changes to their organization, data assets, systems, core processes, pricing models, channel policies and governance models, thereby helping the client transform its capabilities and allowing the client to realize revenue enhancement, cost savings and working capital improvements.

Other Solutions

We have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have service offerings including validation services, product engineering and lifecycle solutions, business process management, systems integration and infrastructure management services, and we are seeking to further develop these service offerings. These services are expected to represent a growing percentage of our total revenues, but currently represent a less significant percentage of our total revenues. We cannot be certain that these service offerings will effectively meet client needs or that these services will grow as a percentage of our revenues.

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

As an example, a client, a leader in the telecommunication industry, required the implementation of a complex SAP suite covering multiple areas such as sales, materials/ warehouse management, supply chain management (SCM) and human capital management (HCM), and needed a centralized Testing Center of Excellence (TCoE) to meet the testing needs of their SAP programs. We established a large SAP TCoE with over 70 testing professionals who specialized in SAP solutions dedicated for this program. The centralized SAP TCoE that we established provided testing for the SAP implementation across multiple business units and regions, and also provided ongoing support. The centralized SAP TCoE also provided testing support for a series of large acquisitions that the client executed, which required the implementation of a very large HCM program. Over the last three years of this engagement, we have successfully developed a coherent validation strategy for this complex implementation, introduced automation in testing and delivered high quality SAP implementation and rollout programs.

Product Engineering and Lifecycle Solutions

 We provide engineering solutions across diverse industry verticals including automotive, aerospace, banking, consumer electronics, energy, heavy engineering, high technology, medical devices and process manufacturing, retail and telecom. We focus on key processes across the engineering value chain, ranging from product conceptualization to product experience through product realization. Our solution offerings include product design and development for mechanical systems, electronic systems and embedded software systems, certification services, industrial automation, manufacturing execution systems, plant engineering, digital manufacturing, lean engineering, knowledge-based engineering, automation services, engineering systems and product lifecycle management solutions.

As an example, we are engaged in product development for commercial aircraft programs for a leading aerospace company. Our involvement has extended through the complete engineering life cycle, from concept design to aircraft certification. We have been involved in the design and analysis of several major airframe structures, including wing, fuselage, landing gear, empennage, environment control and fluid power systems. During our engagement, we deployed various designs and analysis techniques, including finite element analysis, analytical methods and knowledge-based engineering to enhance efficiency in product development and sustenance engineering activities for the client and to shorten the development cycle time.

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and specific functional horizontal processes. Infosys BPO's industry specific service offerings include the following:

  Banking and Capital Markets: check processing, credit card operations, collections, customer account management, mortgage and loan account servicing, payment services, transaction management services and treasury operations management;
  Communications: billing and revenue assurance, data cleansing and validation, service assurance and service / order fulfilment;
  Insurance, Healthcare and Life Sciences: claims management, enrolment, pension and annuities, policy management, policy maintenance and claims administration, reinsurance accounting, underwriting support;
  Manufacturing: customer operations, master data management, material planning, mid- office support, product data management, quoting and demand fulfilment and supply chain and logistics support; and
  Media and Entertainment: advertisement analytics, content development, content management and desktop publishing.

The function-specific service offerings of Infosys BPO include the following:

  Customer Service: contact centers and helpdesks for sales and services and customer relationship management;
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
  Order management: order entry, order management, logistics support and returns management; and
  Procurement: compliance management and spend analytics, strategic procurement and tactical procurement.

As an example, we managed the end-to-end finance and accounting (F&A) processes for one of our clients, a leading healthcare and lifestyle company with operations in over 60 countries. By leveraging our domain knowledge, operational excellence and focused technology approach, our team of over 1200 consultants provided processing and management support for the consolidation and integration of the client's F&A processes. This involved process control, analysis and management in order to achieve the client's business objectives in accordance with agreed upon service levels.

Systems Integration

Our systems integration practice drives technology-enabled business transformation programs of our global clientele. We leverage existing and emerging technologies to provide end-to-end business and systems integration in a cost-effective and efficient manner. We leverage key technology enablers such as enterprise information management, performance engineering, business intelligence and performance management in order to enable our clients to provide services comprising state-of-the-art technologies to their customers. Our approach to implementing solutions for client business requirements involves the integration of the client's overall business architecture, including business processes, organization roles and responsibilities, application systems, information and infrastructure.

As an example, our performance engineering group helped a large Japanese securities firm address business performance and scalability issues relating to their interest rate risk analysis application. We assisted our client in introducing new products, performing more simulations and conducting research for products involving complex calculations within a short duration. As a result of several of our enhancements to our client's systems, the performance of the client's application was significantly improved, and the processing time for their interest rate risk analysis reports was substantially reduced.

Infrastructure Management Services

Through this service offering, we manage the operations of our clients' IT infrastructure. Our service offerings include data center management, technical support services, application management services and process implementation/enhancement services. These services are delivered primarily through our global network and data operation centers in Bangalore, Pune, Hyderabad, Chennai and Chandigarh in India, Brno in the Czech Republic, Monterrey in Mexico and several client locations across the globe.

For example, a leading manufacturer of flavors and fragrances based in Europe engaged us to deliver end-to-end IT infrastructure management services. The client had multiple data centers across the globe and its IT operations were not able to scale to meet the growing demands of its business. The client was faced with multiple challenges relating to IT infrastructure availability, IT asset utilization, service levels and cost of IT operations. By implementing our IT infrastructure library framework, we provided a centralized solution to consolidate and standardize processes across the client's various business units and geographic locations. We enabled the client to consolidate its global data centers across US, Europe and the Asia Pacific into a single data center in Switzerland and provided them with automation and virtualization solutions for their IT Infrastructure environment.

Software-as-a-Service

We provide to our clients an integrated service offering, Software-as-a-Service, or SaaS, that combines the supply of hardware, network infrastructure, application software and associated professional services, maintenance and support. Our platform is named Infosys® iEngageTM, and our SaaS offerings are aimed at delivering an integrated social and ecommerce infrastructure for enterprises. We are currently developing two offerings – Infosys® iEngageTM Enterprise Social Suite and Infosys® iEngageTM Enterprise eCommerce Suite. By combining our offerings with our associated infrastructure, professional services, BPO and consulting offerings, we are able to provide a vertically integrated value proposition to our clients. We also offer Infosys® iEngageTM in a pay-as-you-go pricing model that enables our clients to experience the benefits of our SaaS platform with minimal upfront investment.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking technology offerings include the FinacleTM suite of universal banking solution products and professional services.

FinacleTM universal banking solution products: FinacleTM, our universal banking solution, is a comprehensive, flexible, scalable and fully web-enabled solution that addresses the core banking, treasury, wealth management, Islamic banking, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail and corporate banks worldwide.

Professional Services: Our services complement the FinacleTM universal banking solution product suite and include consulting, package implementation, application development and maintenance and support.

OUR CLIENTS

We market our services to large corporations in North America, Europe and the APAC Region. We have a strong market presence in North America and are working towards expanding our presence in Europe.

Our revenues for the last two fiscal years by geographic area are as follows:

	Fiscal
	2009	2008
North America	63.2%	62.0%
Europe	26.4%	28.1%
India	1.3%	1.3%
Rest of the World	9.1%	8.6%
Total	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last two fiscal years by market segment are as follows:

	Fiscal
	2009	2008
Financial Services	33.9%	35.8%
Manufacturing	19.7%	14.7%
Telecommunications	18.1%	21.6%
Retail	12.5%	11.8%
Others (primarily utilities, logistics and services)	15.8%	16.1%
Total	100.0%	100.0%

For fiscal 2008 and 2009 our largest client contributed 9.1% and 6.9%, respectively, of our total revenues.

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

New Business Development. We use a cross-functional, integrated sales approach in which our account managers, sales personnel and project managers analyze potential projects and collaboratively develop strategies to sell our solutions to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Through Infosys Consulting, we endeavor to develop stronger strategic relationships with the senior management of our clients, which we seek to leverage to provide other service offerings.

Our sales professionals located throughout the world proactively make contact with potential clients. For larger projects, we typically bid against other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts. In addition, client references and endorsements provide objective validation of our competitive strengths.

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2008 and 2009, 97.0% and 97.6% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 55 sales and marketing offices located in 28 countries. With our global sales operations spread across different parts of the world and our corporate marketing group based in Bangalore, India, we target our efforts towards the world's largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2009, we had 821 sales and marketing employees.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:

  consulting firms such as Accenture Limited, Atos Origin, BearingPoint Inc., Cap Gemini S.A., and Deloitte Consulting LLP;
  divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation;
  IT outsourcing firms such as Computer Sciences Corporation, Keane Inc., Logica Plc and Perot Systems Corporation;
  offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited;
  software firms such as Oracle Corporation and SAP A.G.;
  business process outsourcing firms such as Genpact Limited and WNS Global Services; and
  in-house IT departments of large corporations.

In the future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

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

As of March 31, 2009, we employed approximately 104,900 employees, of which approximately 97,300 are technology professionals. During fiscal 2009, we recorded approximately 13,700 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

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

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2009, we received approximately 488,700 applications, tested approximately 77,600 applicants, interviewed approximately 46,600 applicants and extended job offers to approximately 16,900 applicants. In fiscal 2009, we added approximately 12,400 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 1,300 new hires, net of attrition, during fiscal 2009.

Training and Development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 19 weeks of integrated on-the-job training prior to being assigned to an Infosys business unit. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities.

As of March 31, 2009, we employed 476 full-time employees as faculty, including 186 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 13,500 trainees at any one time and is able to provide training facilities for approximately 40,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition, we also have been working with several colleges across India through our Campus Connect program enabling their faculty to provide industry related training to students at the colleges.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have two issued patents granted by the United States Patent and Trademark Office. An aggregate of 200 patent applications are pending in the U.S. Patent and Trademark Office and the Indian Patent Office. We have 7 registered trademarks and several unregistered trademarks in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

Education and Research Group. This group partners with world class academic institutions to conduct research in the areas of knowledge management, application of game theory, pattern recognition, grid computing and enhancement of learning effectiveness.

Software Engineering and Technology Labs (SETLabs). This group is the center for applied technology research in software engineering and enterprise technology. SETLabs leverages emerging technologies for improving engineering effectiveness and developing client-focused business solutions. SETLabs builds products, solutions, frameworks, tools and methodologies in the areas of software engineering, high performance and grid computing, cloud computing, convergence technologies, knowledge driven information systems and Web 2.0.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for fiscal 2009 and 2008 were $51 million and $50 million, respectively.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of our Indian facilities located in STPs and tax holidays for operation of our Indian facilities located in SEZs. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. Certain of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by fiscal 2010. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

LEGAL PROCEEDINGS

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, we are not a party to any pending material legal proceedings.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. As of March 31, 2009, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. During fiscal 2009 and 2008, we disbursed $2 million and $3 million, respectively, as loan to Infosys China at an interest rate of 6.0% per annum. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during fiscal 2009, we made an additional investment of $4 million in Infosys China. As of March 31, 2009, we have invested $14 million as equity capital and $10 million as loan in the subsidiary.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2009 and 2008, we made an additional investment of $5 million and $20 million, respectively, in Infosys Consulting. As of March 31, 2009, we have invested an aggregate of $45 million in the subsidiary. There is a further earnout payable to the eligible employees and directors of Infosys Consulting subject to their continued employment.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico to expand our business operations in Latin America. We have invested an aggregate of $5 million in Infosys Mexico as of March 31, 2009.

Infosys Sweden. On March 5, 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB to expand our operations in Europe.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, "Infosys City" is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.55 million square feet of land and 4 million square feet of operational facilities. The campus features:

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
  A Convention Centre with a seating capacity of 1,400, state-of-the-art audio and video technology and basement car parking facilities with a capacity of 150 cars;
  A banquet hall with a seating capacity of 900 with video conferencing facilities;
  Redundant power supply through captive generators;
  Leisure facilities, including tennis courts, a miniature golf course, a basketball court, a swimming pool, health club and a bookstore;
  A multi-level parking lot with a capacity to park 1,200 cars and 800 two wheelers;
  A multi-cuisine restaurant, six food courts and accommodation facilities; and
  A store selling Infosys branded merchandise.

Additionally, we have leased independent facilities measuring approximately 238,800 square feet in Electronics City which houses approximately 2,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2009 and 2008 were $285 million and $373 million. As of March 31, 2009 we had contractual commitments for capital expenditure of $73 million. All our capital expenditures are financed out of cash generated from operations. We will construct, expand and improve our facilities through the course of fiscal 2010.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 17 sales and marketing offices in the United States, 4 in India and Australia, 3 in Germany , 2 each in Canada, France, Switzerland and the UAE and one each in Belgium, China, the Czech Republic, Denmark, Finland, Hong Kong, Ireland, Italy, Japan,Mauritius, Mexico, the Netherlands, Norway, Philippines, Poland, Spain, Sweden, Thailand and the UK. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	172,063	Leased
Bangalore (Infosys City), Karnataka	3,651,366	3,375,707	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	–	Leased
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	–	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	1,999,455	Leased
Chandigarh	1,016,158	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	496,317	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	1,733,578	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,822,523	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	–	19,474,663	Owned
Mangalore (Kottara), Karnataka	198,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	489,213	13,311,117	Leased
Mysore (Hebbal Electronic City), Karnataka	7,424,434	10,727,563	Owned
Mysore (Hebbal Electronic City), Karnataka	–	3,964,198	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	3,498,001	4,965,005	Leased
Thiruvananthapuram (Technopark), Kerala	–	2,178,009	Leased
Thiruvananthapuram (Tejaswini), Kerala	124,442	–	Leased
Jaipur (BPO)	182,000	–	Leased
Bangalore (Devanahalli), Karnataka	–	418,178	Owned
Proposed Software Development Facilities
Chandigarh	162,344	–	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	1,271,160	–	Leased
Jaipur (Mahindra World City), Rajasthan	236,016	–	Leased
Hyderabad (Pocharam Village), Andhra Pradesh	265,253	–	Owned
Mangalore, Karnataka	135,000	–	Leased
Mysore (Hebbal Electronic City), Karnataka	1,766,423	–	Leased
Pune (Hinjewadi Phase II), Maharashtra	429,471	–	Leased
Thiruvananthapuram (Technopark), Kerala	288,949	–	Leased

Item 4 A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. Pursuant to General Instruction G of Form 20-F, the financial statements included herein are for the Company's two most recent fiscal years. Accordingly the information set forth in Operating and Financial Review and Prospects is also for the Company's two most recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto.

OPERATING RESULTS

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below and is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below and is incorporated herein by reference.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have committed and expect to continue to commit in the future, a material portion of our resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

Our research and development expenses for fiscal year ended March 31, 2009 and 2008 were $51 million and $50 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global technology services company that provides comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and availability of abundant skilled resources. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore technology service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report on Form 20-F.

We were founded in 1981, and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we were added to the NASDAQ-100 Index and became the first Indian company to be a part of one of the major global indices.

On November 19, 2008, we were selected as an original component member of 'The Global Dow'. 'The Global Dow' is a new world-wide stock index made up of 150 leading blue-chip stocks, chosen by journalists and the editor-in-chief at Dow Jones.

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million is yet to be paid as at March 31, 2009. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded. Considering the economic benefits expected to be obtained from the intellectual property rights the same have been fully amortised during the year.

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the Karnataka and Tamil Nadu High courts.

 On March 5, 2009, the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

At our Annual General Meeting held on June 14, 2008, our shareholders approved a final dividend of $0.18 per equity share and a special dividend of $0.50 per equity share, which dividends in the aggregate have resulted in a cash outflow of $424 million, including corporate dividend tax of $63 million. Our Board of Directors, in their meeting held on October 10, 2008 approved payment of an interim dividend of $0.21 per equity share for fiscal 2009. The dividend payment has resulted in a cash outflow of $135 million, including corporate dividend tax of $19 million.

Further, our Board of Directors, in its meeting on April 15, 2009 proposed a final dividend of approximately $0.27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 20, 2009 and if approved, would result in a cash outflow of approximately $178 million, including corporate dividend tax of $26 million.

As of March 31, 2009 we had 104,900 employees, as compared to approximately 91,200 employees as at March 31, 2008.

The following table sets forth our growth in revenues, net profit and earnings per equity share for fiscal 2009 and 2008:

(Dollars in millions)
	2009	2008	Percentage Change
Revenues	$4,663	$4,176	11.7%
Net profit	1,281	1,163	10.1%
Earnings per equity share (Basic)	2.25	2.04	10.3%
Earnings per equity share (Diluted)	2.25	2.04	10.3%

Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 156 new customers during fiscal 2009 as compared to 170 new customers during the fiscal 2008. For fiscal 2009 and fiscal 2008, 97.6% and 97.0% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

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

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.9% of our total revenues for fiscal 2009 and 3.6% of our total revenues for fiscal 2008.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-time frame arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

Cost of Sales

Cost of sales represented 57.9% and 58.7% of total revenues for fiscal 2009 and fiscal 2008. Our cost of sales primarily consists of salary and other compensation expenses (including share-based compensation), depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party software is expensed over the estimated useful life. We recorded share-based compensation expense of $1 million under cost of sales during each of fiscal 2009 and fiscal 2008 using the fair value recognition provisions contained in IFRS 2 Share-based Payment. Amortization expense for fiscal 2009 included under cost of sales was $4 million. For fiscal 2008, the amortization expense was less than $1 million.

We typically assume full project management responsibility for each project that we undertake. Approximately 74.9% and 73.3% of the total billed person-months for our services during fiscal 2009 and fiscal 2008, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or a global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2009 and fiscal 2008, approximately 3.1% and 2.7% of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 19-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.1% of total revenues for fiscal 2009 and 5.5% of total revenues for fiscal 2008. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded share-based compensation expense of $1 million in selling and marketing expenses during fiscal 2008, using the fair value recognition provisions contained in IFRS 2. For fiscal 2009, share-based compensation included in selling and marketing expenses was less than $1 million. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.5% of total revenues for fiscal 2009 and 8.0% of total revenues for fiscal 2008. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded share-based compensation expense of $1 million in administrative expenses during fiscal 2008 using the fair value recognition provisions contained in IFRS 2. For fiscal 2009, share-based compensation included in administrative expenses was less than $1 million.

Other Income

Other income includes foreign currency exchange gains / (losses) on translation of other assets and liabilities, including marked to market gains / (losses) on foreign exchange forward and option contracts. We incurred a foreign exchange loss of $165 million on forward and options contracts and a foreign exchange gain of $71 million on translation of other assets and liabilities.

Finance Income

Finance income includes interest income, income from certificates of deposit and income from available-for-sale financial assets.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity.

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

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $325 million and $282 million for fiscal 2009 and fiscal 2008 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. Certain of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by fiscal 2010. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of such tax incentives and a tax credit of $23 million, net, being liability no longer required for fiscal 2009, and a tax credit of $30 million, net, for fiscal 2008, our effective tax rate for fiscal 2009 was 13.2% which would have been 14.7% without considering the credit of $23 million and our effective tax rate for fiscal 2008 was 12.8%, which would have been 15.1% without considering the tax credit of $30 million. The decrease in the effective tax rate to 14.7% for fiscal 2009 from 15.1% for fiscal 2008 is mainly due to the tax incentives being available to the company as well as reduction in other income due to foreign currency losses. Our Indian statutory tax rate for the same period was 33.99%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. We are required to pay MAT, and, accordingly, a deferred tax asset of $56 million has been recognized on the balance sheet as of March 31, 2009, which can be carried forward for a period of seven years from the year of recognition.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2009	2008
Revenues	100.0%	100.0%
Cost of sales	57.9%	58.7%
Gross profit	42.1%	41.3%
Operating Expenses:
Selling and marketing expenses	5.1%	5.5%
Administrative expenses	7.5%	8.0%
Total operating expenses	12.6%	13.5%
Operating profit	29.5%	27.8%
Other income/ (expense)	(1.8)%	0.1%
Finance income	4.0%	4.1%
Profit before income taxes	31.7%	32.0%
Income tax expense	4.2%	4.2%
Net profit	27.5%	27.8%

Results for Fiscal 2009 compared to Fiscal 2008

Revenues

The following table sets forth the growth in our revenues from fiscal 2008 to fiscal 2009:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Revenues	$4,663	$4,176	$487	11.7%

Revenues increased in almost all segments of our business. The increase in revenues is attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing and retail. During fiscal 2009, majority of the currencies in which we transact business have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling, Euro and Australian dollar depreciating by 15.9%, 1.4% and 11.4%, respectively, on an average, when compared to fiscal 2008. There were significant currency movements during fiscal 2009. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2009 in comparison to fiscal 2008, our revenues in constant currency terms for fiscal 2009 would have been higher by $148 million at $4,811 million as against our reported revenues of $4,663 million, resulting in a growth of 15.2%.

The following table sets forth our revenues by industry segments for fiscal 2009 and fiscal 2008:

	Percentage of Revenues
Industry Segments	Fiscal 2009	Fiscal 2008
Financial services	33.9%	35.8%
Manufacturing	19.7%	14.7%
Telecommunication	18.1%	21.6%
Retail	12.5%	11.8%
Others including utilities, logistics and services	15.8%	16.1%

The increase in the percentage of revenues from the manufacturing segment during fiscal 2009 as compared to fiscal 2008 is due to addition of new clients and the decline in the percentage of revenues from the financial services and telecommunication segment during fiscal 2009 as compared to fiscal 2008 is due to decrease of business from European clients.

There were significant currency movements during fiscal 2009. The following table sets forth our revenues by industry segments for fiscal 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2009 in comparison to fiscal 2008, in constant currency terms:

Industry Segments	Fiscal 2009
Financial services	33.6%
Manufacturing	19.1%
Telecommunication	19.3%
Retail	12.5%
Others including utilities, logistics and services	15.5%

The following table sets forth our segmental profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of revenue for fiscal 2009 and fiscal 2008 (refer note 2.23.1 under item 18):

Industry Segments	Fiscal 2009	Fiscal 2008
Financial services	32.0%	30.9%
Manufacturing	30.9%	28.1%
Telecommunication	37.0%	35.6%
Retail	32.5%	30.1%
Others including utilities, logistics and services	33.6%	31.0%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2009 and fiscal 2008:

	Percentage of Revenues
	Fiscal 2009	Fiscal 2008
Onsite	46.7%	48.4%
Offshore	53.3%	51.6%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for fiscal 2009 and fiscal 2008:

	Fiscal 2009	Fiscal 2008
Onsite	23.6%	25.4%
Offshore	76.4%	74.6%

Revenues from services represented 96.1% of total revenues for fiscal 2009 as compared to 96.4% for fiscal 2008. Sale of our software products represented 3.9% of our total revenues for fiscal 2009 as compared to 3.6% for fiscal 2008.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2009 and fiscal 2008:

	Percentage of total services revenues
	Fiscal 2009	Fiscal 2008
Fixed-price, fixed-time frame contracts	35.4%	31.0%
Time-and-materials contracts	64.6%	69.0%

The following table sets forth our revenues by geographic segments for fiscal 2009 and fiscal 2008:

	Percentage of Revenues
Geographic Segments	Fiscal 2009	Fiscal 2008
North America	63.2%	62.0%
Europe	26.4%	28.1%
India	1.3%	1.3%
Rest of the World	9.1%	8.6%

We are focusing our growth strategy on the expansion of our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during fiscal 2009. The following table sets forth our revenues by geographic segments for fiscal 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2009 in comparison to fiscal 2008, in constant currency terms:

Geographic Segments	Fiscal 2009
North America	61.8%
Europe	27.9%
India	1.3%
Rest of the World	9.0%

The following table sets forth our segmental profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of revenue for fiscal 2009 and fiscal 2008 (refer note 2.23.2 under item 18):

Geographic Segments	Fiscal 2009	Fiscal 2008
North America	31.8%	29.7%
Europe	33.6%	33.4%
India	51.7%	50.9%
Rest of the World	37.5%	35.0%

During fiscal 2009 the total billed person-months for our services other than business process management grew by 14.3% compared to fiscal 2008. The onsite and offshore billed person-months growth for our services other than business process management were 9.8% and 16.3% during fiscal 2009 compared to fiscal 2008. During fiscal 2009 there was 1.8% decrease in onsite rates and 1.8% decrease in offshore rates compared to fiscal 2008 for our services other than business process management.

Cost of sales

The following table sets forth our cost of sales for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Cost of sales	$2,699	$2,453	$246	10.0%
As a percentage of revenues	57.9%	58.7%

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change
Employee benefit costs	$2,177	$1,976	$201
Depreciation and amortization	165	149	16
Travelling costs	133	126	7
Cost of software packages	77	56	21
Provision for post-sales client support	8	12	(4)
Operating lease payments	16	13	3
Communication costs	20	19	1
Consultancy and professional charges	85	66	19
Repairs and maintenance	5	6	(1)
Other expenses	13	30	(17)
Total	$2,699	$2,453	$246

The increase in cost of sales in absolute dollar terms from fiscal 2008 to fiscal 2009 was attributable to a normal increase in expenses in connection with the growth of our operations. The increase in employee benefit costs can be attributed to an increase in the number of employees and the compensation review affected in April 2008.

Gross profit

The following table sets forth our gross profit for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Gross profit	$1,964	$1,723	$241	14.0%
As a percentage of revenues	42.1%	41.3%

The increase in gross profit as a percentage of revenues for fiscal 2009 from fiscal 2008 is attributable to a 11.7% increase in revenues for fiscal 2009, which was partially offset by a 10.0% increase in cost of sales in the same period compared to fiscal 2008.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process outsourcing services:

	Fiscal
	2009	2008
Including trainees	68.9%	70.7%
Excluding trainees	73.9%	76.9%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Selling and marketing expenses	$239	$230	$9	3.9%
As a percentage of revenues	5.1%	5.5%

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change
Employee benefit costs	$179	$153	26
Travelling costs	25	26	(1)
Branding and marketing	19	19	–
Commission	3	15	(12)
Operating lease payments	3	3	–
Consultancy and professional charges	5	5	–
Other expenses	5	9	(4)
Total	$239	$230	$9

The number of our sales and marketing personnel increased from 604 as of March 31, 2008 to 821 as of March 31, 2009. The increase in employee benefit costs is attributable to an increase in the number of employees and the compensation review affected in April 2008. Commission charges for fiscal 2008 primarily comprised of earnout charges provided and paid for during the same period.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Administrative expenses	$351	$334	$17	5.1%
As a percentage of revenues	7.5%	8.0%

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change
Employee benefit costs	$100	$89	$11
Consultancy and professional charges	51	48	3
Repairs and maintenance	49	39	10
Power and fuel	32	30	2
Communication costs	34	33	1
Travelling costs	26	25	1
Allowance for impairment of trade receivables	16	11	5
Rates and taxes	7	9	(2)
Insurance charges	6	7	(1)
Operating lease payments	6	6	–
Postage and courier	2	3	(1)
Printing and stationery	3	5	(2)
Other expenses	19	29	(10)
Total	$351	$334	$17

The increase in administrative expenses in absolute dollar terms from fiscal 2008 to fiscal 2009 was attributable to a normal increase in expenses in connection with the growth of our operations. The increase in employee benefit costs can be attributed to an increase in the number of employees and the compensation review affected in April 2008. The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms. Allowance for impairment of trade receivables as a percentage of revenue was 0.34% and 0.26% in fiscal 2009 and fiscal 2008, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Operating profit	$1,374	$1,159	$215	18.6%
As a percentage of revenues	29.5%	27.8%

The increase in operating profit as a percentage of revenues for fiscal 2009 from fiscal 2008 is attributable to a 14.0% increase in gross profit for fiscal 2009, which was partially offset by a 3.9% and 5.1% increase in selling and marketing expenses and administrative expenses, respectively, in the same period compared to fiscal 2008.

Other income/ (expense) and Finance income

The following table sets forth our other income/ (expense) and finance income for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Other income /(expense)	(86)	4	(90)	–
Finance Income	187	171	16	9.4%

We recorded foreign exchange loss of $94 million in fiscal 2009 as compared to a foreign exchange gain of $2 million in fiscal 2008. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2009 and 2008 were denominated:

	Percentage of Revenues
Currency	Fiscal 2009	Fiscal 2008
U.S. dollar	71.1%	69.5%
United Kingdom Pound Sterling	12.7%	14.9%
Euro	7.1%	5.7%
Australian dollar	4.6%	4.8%
Others	4.5%	5.1%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2009 and 2008:

	Fiscal		Appreciation / (Depreciation) in percentage
	2009(Rs.)	2008(Rs.)
Average exchange rate during the period:
U.S. dollar	46.54	40.00	(16.4)%
United Kingdom Pound Sterling	78.43	80.52	2.6%
Euro	65.54	57.24	(14.5)%
Australian dollar	36.24	35.01	(3.5)%

	Fiscal
	2009 (Rs.)	2008 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	40.02	43.10
United Kingdom Pound Sterling	79.46	84.84
Euro	63.25	57.64
Australian dollar	36.55	34.93
Exchange rate at the end of the period:
U.S. dollar	50.72	40.02
United Kingdom Pound Sterling	72.49	79.46
Euro	67.44	63.25
Australian dollar	35.03	36.55
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(26.7)%	7.1%
United Kingdom Pound Sterling	8.8%	6.3%
Euro	(6.6)%	(9.7)%
Australian dollar	4.2%	(4.6)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2009 and 2008:

	Fiscal		Appreciation / (Depreciation) in percentage
	2009($)	2008($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.69	2.01	15.9%
Euro	1.41	1.43	1.4%
Australian dollar	0.78	0.88	11.4%

	Fiscal
	2009 ($)	2008 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.99	1.97
Euro	1.58	1.34
Australian dollar	0.91	0.81
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.43	1.99
Euro	1.33	1.58
Australian dollar	0.69	0.91
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	28.0%	(0.9)%
Euro	15.9%	(18.2)%
Australian dollar	24.4%	(12.7)%

For fiscal 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.40%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a loss of $165 million for fiscal 2009 compared to a gain of $26 million during fiscal 2008 on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Other income for fiscal 2009 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

Finance income for fiscal 2009 and 2008 comprises of interest income of $186 million and $169 million, respectively, and income from available-for-sale financial assets of $1 million and $2 million, respectively.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal		Change	Percentage Change
	2009	2008
Income tax expense	$194	$171	$23	13.5%
Effective tax rate	13.2%	12.8%

The income tax expense for fiscal 2009 included a credit of $23 million, net, for reversal of income tax liability no longer required. Due to the tax credit the effective tax rate for fiscal 2009 had decreased to 13.2% as against a rate of 14.7% computed without considering the tax credit included in the income tax expense. The income tax expense for fiscal 2008 included a credit of $30 million for liability no longer required. Due to the tax credit the effective tax rate for fiscal 2008 had decreased to 12.8% as against a rate of 15.1% computed without considering the tax credit included in the income tax expense. The decrease in the effective tax rate to 14.7% for fiscal 2009 from15.1% for fiscal 2008, is mainly due to the tax incentives being available to the company as well as reduction in other income due to foreign currency losses.

Net profit

The following table sets forth our net profit for fiscal 2009 and fiscal 2008:

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Net profit	$1,281	$1,163	$118	10.1%
As a percentage of revenues	27.5%	27.8%

The decrease in net profit as a percentage of revenues for fiscal 2009 from fiscal 2008 is attributable to a significant decrease in other income, primarily as a result of losses from foreign currency exchange transactions.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the issuance of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of March 31, 2009, we had $2,583 million in working capital, including $2,167 million in cash and cash equivalents, and no outstanding bank borrowings. As of March 31, 2008, we had $2,578 million in working capital, including $2,058 million in cash and cash equivalents and $18 million invested in available-for-sale financial assets, and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $1 million as at March 31, 2008. The restricted cash balance as of March 31, 2009 was less than $1 million. These restrictions are primarily on account of unclaimed dividends.

In summary, our cash flows were:

(Dollars in millions)
	Fiscal
	2009	2008
Net cash provided by operating activities	1,409	1,157
Net cash used in investing activities	(290)	(420)
Net cash used in financing activities	(545)	(194)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables increased by $81 million during fiscal 2009, compared to an increase of $211 million during fiscal 2008. Trade receivables as a percentage of last 12 months revenues were 15.5% and 19.7% as of March 31, 2009 and 2008. Days sales outstanding on the basis of last 12 months revenues were 57 days and 72 days as at March 31, 2009 and at March 31, 2008, respectively. Prepayments and other assets decreased by $11 million during fiscal 2009 compared to an increase of $49 million during fiscal 2008. There was an increase in unbilled revenues of $58 million during fiscal 2009, compared to an increase of $41 million during fiscal 2008. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other liabilities and provisions increased by $89 million during fiscal 2009 compared to an increase of $109 million during fiscal 2008. Unearned revenues increased by $10 million during fiscal 2009, compared to a decrease of $6 million during fiscal 2008. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 35.4% and 64.6% of total services revenues for fiscal 2009, as compared to 31.0% and 69.0% for fiscal 2008.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2009 and 2008 was $285 million and $373 million, respectively for our software development centers. During fiscal 2009, we invested $186 million in available-for-sale financial assets, $41 million in certificates of deposit, and $20 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $202 million and certificates of deposit of $41 million. During fiscal 2008, we invested $511 million in available-for-sale financial assets and $7 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $500 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million is yet to be paid as at March 31, 2009. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded. Considering the economic benefits expected to be obtained from the intellectual property rights the same have been fully amortised during the year.

During fiscal 2008, Infosys BPO had acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million of which $1 million was paid during the year ended March 31, 2009. Further, in February 2008, the committed purchase of Infosys BPO shares from minority shareholders of Infosys BPO was completed by paying an amount of $6 million.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $24 million and $29 million were outstanding as of March 31, 2009 and 2008 respectively.

The timing of required repayments of employee loans outstanding as of March 31, 2009 are as detailed below.

(Dollars in millions)
12 months ending March 31,	Repayment
2010	$22
2011	2
$24

Net cash used in financing activities for fiscal 2009 was $545 million which comprised primarily of dividend payments of $559 million partially offset by $14 million of proceeds received from issuance of 8,34,285 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2008, was $194 million which comprised primarily of dividend payments of $209 million partially offset by $15 million of proceeds received from issuance of 7,85,896 equity shares on exercise of share options by employees.

As of March 31, 2009, we had contractual commitments for capital expenditure of $73 million, compared to $166 million as of March 31, 2008. These commitments include approximately $64 million in commitments for domestic purchases as of March 31, 2009, compared to $150 million as of March 31, 2008, and $9 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2009, compared to $16 million as of March 31, 2008, which we expect to be significantly completed by June 2009.

Reconciliation between Indian GAAP and IFRS

All financial information in this Annual Report on Form 20-F is presented in accordance with IFRS, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to IFRS requirements for the:

  accounting for share-based compensation under IFRS 2 and
  amortization of intangible assets

Reconciliation of Net Profit

(Dollars in millions)
	Fiscal
	2009	2008
Net profit as per Indian GAAP	$1,284	$1,166
Share-based compensation	(1)	(3)
Amortization of intangible assets	(2)	–
Net profit as per IFRS	$1,281	$1,163

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2009 and 2008, U.S. dollar denominated revenues represented 71.1% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 4.6% and 4.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2009 we had outstanding forward contracts of $278 million, Euro 27 million and United Kingdom Pound Sterling 21 million and option contracts of $173 million. As of March 31, 2008 we had outstanding forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million and option contracts of $100 million and United Kingdom Pound Sterling 8 million and Euro 17 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards early adopted by the company

  IFRS 8, Operating Segments is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as at April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

Standards issued but not yet effective and not early adopted by the company

  IAS 1, Presentation of Financial Statements, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of recent amendment made by IAS 27, Consolidated and Separate Financial Statements (as amended in 2008). We will adopt this standard as at April 1, 2009. Consequent to the adoption of the standard, titles for balance sheet and cash flows would be changed to ‘Statement of financial position' and ‘Statement of cash flows' respectively. Further, it introduces a requirement to include a statement of comprehensive income and to include in a complete set of financial statements, a statement of financial position as at the beginning of the earliest comparative period either upon retrospective application of an accounting policy or upon making a restatement/ reclassification of items in the financial statement.

  IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. We will adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

  IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

  Business combinations consummated after April 1, 2009 would be impacted by the revised standard.

  IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. We will adopt this standard as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

  IFRIC Interpretation 18, Transfers of Assets from Customers, defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

  The item of property, plant and equipment is to be initially recognised by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the information to past transfers were obtained at the time the transfer occurred. We would prospectively adopt this interpretation for all assets transferred after July 1, 2009. We are currently evaluating the requirements of IFRIC Interpretation 18 and have not yet determined the impact this Interpretation may have on our consolidated financial statements.

Exemptions to which the Company has availed itself in accordance with IFRS 1, First time adoption of IFRS

Exemptions from retrospective application

Following are the optional exemptions which we have opted to apply/not to apply:

  Business combinations exemption – We have applied the exemption as provided in IFRS 1 on non-application of IFRS 3, Business Combinations to business combinations consummated prior to April 1, 2007 (Transition Date), pursuant to which goodwill arising from business combination has been stated at the carrying amount prior to the Transition Date under Indian GAAP in IFRS financial statements. Further, intangible assets and related deferred tax assets which were subsumed in goodwill were not recognized in the opening balance sheet as at April 1, 2007 as those did not qualify for recognition in the separate balance sheet of the acquired entity.
  Fair value as deemed cost exemption – We have not elected to measure any item of property, plant and equipment at its fair value at the date of transition; property, plant and equipment have been measured at cost in accordance with IFRS.
  Employee benefits exemption – We have elected not to apply the exemption as provided in IFRS 1 relating to application of the corridor approach. Under Indian GAAP we recognized all actuarial gains/losses immediately in the income statement. The accounting treatment has not undergone any change upon adoption of IFRS. Further, we have elected to apply the exemption provided in IFRS 1 relating to the disclosure of amounts representing the present value of defined benefit obligation, fair value of plan assets, surplus or deficit in the plan and experience adjustments, if any, for the previous four annual periods. Accordingly, we are providing the required disclosures for each accounting period prospectively from the date of transition to IFRS.
  Cumulative translation differences exemption - We disclosed accumulated foreign exchange translation gains and losses on subsidiaries in a separate component of equity under Indian GAAP. IAS 21, The Effects of Changes of Foreign Exchange Rates, require exchange differences arising on net investments in subsidiaries to be classified as equity until disposal. Upon transition to IFRS, the treatment of recording translation differences on subsidiaries in equity did not undergo any change and consequently the optional exemption of setting cumulative translation reserve to zero as at April 1, 2007 was not required to be applied.
  Compound financial instruments – We do not have any compound financial instrument as on the date of transition. Consequently, upon adoption of IFRS, the optional exemption allowed of non-segregation of the liability component if such component was no longer outstanding on the date of transition is not applicable to us.
  Assets and liabilities of subsidiaries, associates and joint ventures exemption - All entities of our Group are transitioning to IFRS on the same date; consequent to which this exemption is not required to be applied.
  Share-based payment transaction exemption – We have elected to apply the share-based payment exemption available under IFRS 1 on application of IFRS 2, to only grants made after November 7, 2002 and remained unvested as at the Transition Date. Consequent to which fair value of such grants have been recognized in the Income Statement from the Transition Date.
  Fair value measurement of financial assets or liabilities at initial recognition – We have not applied the amendment offered by the revision of IAS 39, on the initial recognition of the financial instruments measured at fair value through profit or loss where there is no active market.
  Designation of financial assets and financial liabilities exemption – We do not have any financial assets or liabilities which required to be designated and which meet the required criteria given in IFRS 1, as financial asset or financial liability at fair value through profit or loss or available-for-sale as at the Transition Date.
  Changes in decommissioning liabilities included in the cost of property, plant and equipment exemption – We do not have material decommissioning, restoration and similar liabilities in the cost of property, plant and equipment and hence the exemption is not applicable.
  Leases exemption – We do not have any arrangements containing a lease as defined under IFRIC 4, Determining whether an Arrangement contains a Lease, as of the Transition Date and hence this exemption is not applicable to us.
  Financial asset or an intangible asset accounted for in accordance with IFRIC 12, Service Concession Arrangements exemption – We have no arrangements which would classify as service concession arrangements.
  Borrowing costs – We have not taken any loans and hence this Standard and the related exemption is not applicable.

Note: We believe that, even if we had not availed ourselves of the exemptions discussed above in accordance with IFRS 1, as mentioned in Note 1, 3 and 7 above, the cumulative effect on equity would not have been material.

Exceptions from full retrospective application

  Derecognition of financial assets and liabilities exception - Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. We have chosen not to apply the IAS 39 derecognition criteria to an earlier date. No arrangements were identified that had to be assessed under this exception.
  Hedge accounting exception – We have not identified any hedging relationships. Hence, this exception of not reflecting in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39 is not applicable.
  Estimates exception - Upon an assessment of the estimates made under Indian GAAP, we concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Indian GAAP.
  Assets classified as held for sale and discontinued operations – We did not have any assets classified as held for sale and hence this exemption is not applicable.

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

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in our financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including expectation on tax position which are sustainable on a more likely than not basis.

Revenue Recognition

We derive our revenues primarily from software development and related services, business process management services and the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

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

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the percentage of completion method using an output measure of performance. Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated income statement.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted using the purchase method under the provisions of IFRS 3, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, we recognize the same immediately in the income statement. Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

OFF-BALANCE SHEET ARRANGEMENTS

None

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2009.

(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$74	$16	$26	$18	$14
Purchase obligations	74	74	–	–	–
Other liabilities	11	–	5	6	–
Unrecognized tax benefits	78	78	–	–	–
Post retirement benefits obligations	79	5	13	18	43
Total	$316	$173	$44	$42	$57

Purchase obligation means an agreement to purchase goods or services that are enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

We have various operating leases, mainly for office buildings, that are renewable on a periodic basis. The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relate to rented overseas premises.

Other liabilities comprises of earnout charges.

Unrecognized tax benefits relate to tax positions taken in various tax jurisdictions which are sustainable on a more likely than not basis.

Post retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
N. R. Narayana Murthy (1)	62	Chairperson of the Board and Chief Mentor
Nandan M. Nilekani (7)	53	Director, Co-Chairperson of the Board
S. Gopalakrishnan (7)	54	Chief Executive Officer and Managing Director, Head of the Executive Council
S. D. Shibulal (7)	54	Director, Chief Operating Officer
Deepak M. Satwalekar (2)(3)(5)	60	Lead Independent Director
Marti G. Subrahmanyam (2)(3)(4)	62	Director
Omkar Goswami (2)(3)(5)	52	Director
Rama Bijapurkar (2)(6)	52	Director
Claude Smadja (2)(4)	63	Director
Sridar A. Iyengar (2)(3)(6)	61	Director
David L. Boyles (2)(4)(6)	60	Director
Jeffrey Sean Lehman (2)(4)(5)(6)	53	Director
K. Dinesh (7)	54	Director and Head - Quality, Information System and the Communication Design Group
T. V. Mohandas Pai (7)	50	Director and Head - Administration, Education and Research, Finacle, Human Resources Development and Infosys Leadership Institute
Srinath Batni (7)	54	Director and Head - Delivery Excellence
V. Balakrishnan (7)	44	Chief Financial Officer
Ashok Vemuri (7)	41	Senior Vice President and Head - Banking and Capital Markets
B G Srinivas (7)	48	Senior Vice President and Head - Manufacturing, Product Engineering and Product Lifecycle and Engineering Solutions
Chandrashekhar Kakal (7)	49	Senior Vice President and Head - Enterprise Solutions
Subhash Dhar (7)	43	Senior Vice President and Head - Communication, Media and Entertainment and Corporate Marketing

(1) Non Executive Director
(2) Independent Director
(3) Member of the Audit Committee
(4) Member of the Compensation Committee
(5) Member of the Nominations Committee
(6) Member of the Risk Management Committee
(7) Member of Executive Council

N. R. Narayana Murthy is the Chairman of our Board and Chief Mentor. Mr. Murthy founded Infosys in 1981 and has served on our Board since then. Mr. Murthy served as our CEO for over 20 years between 1981 and 2002, and as the Executive Chairperson of our Board from 2002 to 2006. He retired from employment with Infosys in August 2006. Mr. Murthy also serves as a director on the boards of Infosys China and Infosys Consulting.

Mr. Murthy serves as a director on the boards of HSBC Holdings PLC, New Delhi Television Limited, Unilever NV and Unilever PLC. He is an IT advisor to the governments of several Asian countries. He is also a member of the advisory boards and councils of several educational institutions, including Cornell University; ESSEC; INSEAD; International Institute of Technology, Bangalore; Singapore Management University; Stanford Graduate School of Business; the University of Tokyo and the University of Pennsylvania's Wharton School.

Mr. Murthy was ranked as India's most powerful CEO for three consecutive years between 2004 and 2006 by the Economic Times. In 2004, TIME Magazine identified him as one of ten global leaders who are helping shape the future of technology. In 2005, The Economist magazine ranked him 8th among the 15 most admired global leaders, and the Financial Times ranked him 28th among the world's most respected business leaders. In 2007, he was chosen as the "Business Process Innovator" by The Economist magazine.

Mr. Murthy was awarded the Padma Vibhushan, India's second highest civilian award, by the Government of India in 2008. The Government of France conferred on him the Officer of the Legion of Honor in 2008.

Mr. Murthy holds a B. E. in Electrical Engineering from the University of Mysore and an M. Tech. in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is the Co-Chairman of our Board. Mr. Nilekani is one of our co-founders and has served as a member of our Board since our founding in 1981. From March 2002 to June 2007, he served as our Chief Executive Officer and Managing Director. Mr. Nilekani has previously served as our President and Chief Operating Officer. He also serves as a director on the board of Infosys Consulting.

Mr. Nilekani co-founded India's National Association of Software and Service Companies (NASSCOM) and the Bangalore chapter of The IndUS Entrepreneurs (TiE), a non-profit global network established to foster entrepreneurship.He is the Vice Chairperson of The Conference Board, Inc., an international research and business membership organization. Mr. Nilekani is on the board of the Peterson Institute for International Economics and on the boards of governors of the Indian Council for Research on International Economic Relations (ICRIER) and of IIT, Bombay.

Mr. Nilekani was a member of the National Knowledge Commission and also part of the National Advisory Group on e-Governance. He is also a member of the review committee of the Jawaharlal Nehru National Urban Renewal Mission and the President of the National Council of Applied Economic Research (NCAER). Mr. Nilekani was the Chairman of the Government of India's IT Task Force for the power sector. He has also served as a member of the subcommittee of the Securities and Exchange Board of India (SEBI) that dealt with issues related to insider trading, and as a member of the Reserve Bank of India's Advisory Group on corporate governance.

In 2004, Mr. Nilekani was awarded the Corporate Citizen of the Year award at the Asia Business Leader Awards organized by CNBC. In 2005, he was awarded the Joseph Schumpeter prize for innovative services in the economy, economic sciences and politics. He was listed as one of the 100 most influential people in the world by TIME Magazine in 2006. Mr. Nilekani was the Forbes Asia “Businessman of the Year” in 2006.

In 2006, Mr. Nilekani was conferred the Padma Bhushan, one of the highest civilian honors awarded by the Government of India.

Mr. Nilekani holds a B.Tech. in Electrical Engineering from IIT, Bombay.

S. Gopalakrishnan has served as our Chief Executive Officer and Managing Director since June 2007. Mr. Gopalakrishnan is one of our co-founders, and has previously served as our Chief Operating Officer, and as our President and Joint Managing Director. Mr. Gopalakrishnan has served as a director on our Board since 1981. Mr. Gopalakrishnan's initial responsibilities at Infosys included management of design, development, implementation and support of information systems for clients in the consumer products industry in the U.S. From 1987 to 1994, he headed the technical operations of KSA/Infosys, a former joint venture between Infosys and Kurt Salmon Associates. Mr. Gopalakrishnan has also headed our Customer Delivery and Technology function.

Mr. Gopalakrishnan is currently the Chairman of the Indian Institute of Information Technology and Management, Kerala, and Vice Chairman of the board for Information Technology Education Standards established by the Government of Karnataka. Mr. Gopalakrishnan serves as the Vice Chairman of the Confederation of Indian Industries (CII) Southern Regional Council. Mr. Gopalakrishnan is also a member of the Association for Computing Machinery, the Institute of Electrical and Electronic Engineers (IEEE) and the IEEE Computer Society.

Mr. Gopalakrishnan holds an M.Tech in Physics and in Computer Science from IIT, Madras.

S.D. Shibulal has served as our Chief Operating Officer since 2007. Mr. Shibulal has been a director on our Board since 1997 and also serves as a director on the board of Infosys BPO. He is also the Chairman of the boards of Infosys Consulting, Infosys China and Infosys Sweden.

Prior to 2007, Mr. Shibulal served at Infosys as Group Head – Worldwide Sales & Customer Delivery, and previously, as Head of our Manufacturing, Distribution and Y2K Business Unit, and as Worldwide Head of Customer Delivery.

Mr. Shibulal received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

Deepak M. Satwalekar is the Lead Independent Director on our Board and is the Chairman of our Audit Committee. Mr. Satwalekar has served as one of the directors on our Board since October 1997.

Mr. Satwalekar served as the Managing Director and Chief Executive Officer of HDFC Standard Life Insurance Company Limited between 2000 and 2008. Prior to that, he served as the Managing Director of HDFC between 1993 and 2000.

Mr. Satwalekar has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Centre for Human Settlements (HABITAT). He is on the Advisory Council of IIT, Bombay and has chaired and been a member of several expert groups related to industry, government and the Reserve Bank of India. Mr. Satwalekar has been honored as a "Distinguished Alumnus" of IIT, Bombay.

Mr. Satwalekar also serves as a director on the boards of Asian Paints Limited, Entertainment Network (India) Limited, Housing Development Finance Corporation Limited, Piramal Healthcare Limited and The Tata Power Company Limited. Mr. Satwalekar serves as the chairman of the compensation committee of Entertainment Network (India) Limited and is a member of the remuneration committee of Asian Paints Limited.

Mr. Satwalekar obtained a B.Tech. in Mechanical Engineering from IIT, Bombay and an M.B.A. from the American University.

Marti G. Subrahmanyam has served as one of the directors on our Board since April 1998. Prof. Subrahmanyam is the Chairman of our Compensation Committee.

Prof. Subrahmanyam is the Charles E. Merrill Professor of Finance, Economics and International Business in the Stern School of Business at New York University.

Prof. Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world, including, most recently, at the University of Melbourne, LUISS Guido Carli and Singapore Management University. He has served and continues to serve on the editorial boards of many academic journals and was the founding editor of the “Review of Derivatives Research". Prof. Subrahmanyam has won many teaching awards, including New York University's Distinguished Teaching Medal. He has served and continues to serve as a consultant to several corporations, industrial groups and financial institutions around the world. Prof. Subrahmanyam serves as an advisor to several international and government organizations, including the SEBI.

Prof. Subrahmanyam also serves as a director on the boards of ICICI Bank Limited, ICICI Prudential Life Insurance Company Limited, Nomura Asset Management (USA) Inc. and Oceanic Bank (UK) Limited. He is a member of the compensation committees of ICICI Bank Ltd and ICICI Prudential Life Insurance Company Limited.

Prof. Subrahmanyam holds a B.Tech. in Mechanical Engineering from IIT, Madras, a post-graduate diploma in Management from the Indian Institute of Management, or IIM, Ahmedabad and a Ph.D in Finance and Economics from the Massachusetts Institute of Technology.

Dr. Omkar Goswami has served as one of the directors on our Board since November 2000.

Dr. Goswami is the founder and chairman of CERG Advisory Private Limited. Before that, from 1998 to 2004, Dr. Goswami served as the Chief Economist to the Confederation of Indian Industries (CII). Between 1997 and 1998, he was the Editor of Business India magazine. From 1981 to 1996, Mr. Goswami taught and researched economics at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute.

Dr. Goswami has served on several government committees in India. He was the chairman of the Committee on Industrial Sickness and Corporate Restructuring; a member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship and the N.R. Narayana Murthy SEBI Committee on Corporate Governance Reforms. He has been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development.

Dr. Goswami also serves as a director on the boards of Ambuja Cements Limited, Cairn India Limited, Crompton Greaves Limited, Dr. Reddy's Laboratories Limited, DSP BlackRock Fund Managers Limited, Infrastructure Development and Finance Company Limited, Godrej Consumer Products Limited and Max New York Life Insurance Co. Limited. He chairs the audit committee of Dr. Reddy's Laboratories Limited and the compensation committee of Infrastructure Development and Finance Company Limited. He is a member of the audit committees of Cairn India Limited, Crompton Greaves Limited, Godrej Consumer Products Limited and Infrastructure Development and Finance Company Limited. Dr. Goswami is also a member of the remuneration committee of Cairn India Limited and of the compensation committee of Godrej Consumer Products Limited.

Dr. Goswami received his M.A. in Economics from the Delhi School of Economics and his D. Phil. in Economics from Oxford University.

Rama Bijapurkar has served as one of the directors on our Board since March 2001.

Ms. Bijapurkar heads an independent market strategy consulting practice and works with several global companies and non-profit institutions, helping to guide the development of their business market strategies. Prior to establishing her consulting practice in 1997, she worked for 20 years in the field of market research and market strategy consulting with various organizations, including McKinsey & Co., MARG Marketing & Research Group, Hindustan Lever Limited and MODE Services. Ms. Bijapurkar is also a visiting professor at IIM, Ahmedabad and serves on its board of governors.

Ms. Bijapurkar is the chairperson on the board of CRISIL Risk and Infrastructure Solutions Limited. She also serves as a director on the boards of Axis Bank Limited, Bharat Petroleum Corporation Limited, CRISIL Limited, Godrej Consumer Products Limited, ICICI Prudential Life Insurance Company Limited, Mahindra and Mahindra Financial Services Limited and Mahindra Holidays and Resorts India Limited. She chairs the compensation committee of ICICI Prudential Life Insurance Company Limited and the remuneration committee of Mahindra Holidays and Resorts India Limited. Ms. Bijapurkar is a member of the audit committees of Mahindra and Mahindra Financial Services Limited and of Mahindra Holidays and Resorts India Limited. She also serves as a member of the remuneration committee of Axis Bank Limited and of the compensation committees of CRISIL Limited and Godrej Consumer Products Limited.

Ms. Bijapurkar holds a B.Sc (Honors) degree in Physics from the Delhi University and has a post-graduate diploma in Management from IIM, Ahmedabad.

Claude Smadja has served as one of the directors on our Board since October 2001. Mr. Smadja is the President of Smadja & Associates, a strategic advisory firm he founded in 2001. From January 1996 to June 2001, he was the Managing Director of the World Economic Forum, with overall responsibility on the Davos annual meeting and the World Economic Forum's activities in Asia. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation.

Mr. Smadja is the vice chairman of the board of the Kudelski Group and also serves as a director on the boards of Edipresse Group and OpenTV. He also serves as a member of the international board of overseers of the Illinois Institute of Technology. Mr. Smadja also serves as the chairman of the audit committee and as a member of the compensation committee of the Kudelski Group. He chairs the compensation committee of the Edipresse Group and is a member of the compensation committee of OpenTV.

Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar Iyengar has served as one of the directors on our Board since April 2003. Mr. Iyengar is an independent investor in early stage entrepreneurs and companies. Mr. Iyengar is also an advisor to several venture and private equity funds with respect to India. Between 1978 and 2002, Mr. Iyengar was a senior partner with KPMG in the US and the UK and he has also served as Chairperson and CEO of KPMG's operations in India between 1997 and 2000. Mr. Iyengar serves as a director of Foundation for Economic Reforms in India and the American Indian Foundation, both of which are US-based non-profit organizations.

Mr. Iyengar serves as a director on the boards of several other companies, including AverQ Inc., Career Launcher Limited, ICICI Bank Limited, Kovair Software Inc., Mahindra Holidays and Resorts Limited, OnMobile Global Limited, Rediff.com India Limited, Rediff Holding Inc. Mr. Iyengar is the chairman of the audit committees of Career Launcher Limited, ICICI Bank Limited, and Rediff.com India Limited. He also serves as the chairman of compensation committee of OnMobile Global Limited.

Mr. Iyengar has a Bachelor of Commerce (Honors) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

David L. Boyles has served as one of the directors on our Board since July 2005. Mr. Boyles is the Chairman of our Risk Management Committee.

Mr. Boyles currently operates a boutique consulting practice focused on IT strategy/governance, risk management and business innovation. Mr.Boyles is also an Adjunct Professor in the School of Computing and Information Systems of the University of Tasmania and chairs the State of Victoria TAFE ICT Board.

Mr. Boyles has held senior leadership positions at large multinational corporations, including American Express, Bank of America and ANZ Banking Group (ANZ). In December 2003, he retired from his position as Chief Operations Officer at ANZ, where he was responsible for technology, payments, property, strategic sourcing and other shared services. Prior to joining ANZ, from 1991 to 1998, Mr. Boyles held various positions at American Express, the most recent being that of Senior Vice President, eCommerce.

Mr. Boyles holds an M.B.A. from Washington State University and an M.A. and B.A. (summa cum laude) in Psychology from the University of Northern Colorado and A.A. from Mesa State College.

Jeffrey Sean Lehman has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairman of our Nominations Committee.

Mr. Lehman, chancellor and founding dean of the Peking University School of Transnational Law, is also professor of law and former president at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Lehman is also an honorary professor at China Agricultural University and at Xiamen University.

Mr. Lehman taught tax law and public policy at the University of Michigan before becoming dean of the University of Michigan Law School in 1994. During his last two years as dean, he also served as president of the American Law Deans Association. Prior to entering academia, Mr. Lehman practiced tax law in Washington, D.C.

In 2005, Peking University awarded Mr. Lehman an honorary doctorate degree in recognition of his service as a bridge between scholars in the United States and China. Mr. Lehman chairs the board of the University Consortium for Advanced Internet Development, also known as Internet2. Mr. Lehman earned an A.B. in Mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan.

K. Dinesh has served as one of the directors on our Board since 1985. Mr. Dinesh is one of our co-founders, and is currently Head - Quality, Information Systems and the Communication Design Group. Mr. Dinesh is also the Chairman of Infosys Australia.

From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed our software projects in the United States. Mr. Dinesh has also headed the Human Resources Development and Education and Research functions at Infosys.

Mr. Dinesh received an M.S.in Mathematics from Bangalore University and a Ph.D in Literature from the Karnataka State Open University.

T. V. Mohandas Pai has served as one of the directors on our Board since 2000. Mr. Pai is currently Head - Administration, Education & Research, Finacle, Human Resources Development, and also heads the Infosys Leadership Institute. He is also the Chairman of Infosys BPO and serves as a director of Infosys China. Mr. Pai joined Infosys in 1994 and served as our Chief Financial Officer from 1994 to 2006.

Mr. Pai has been a member of several committees constituted by the Government of India such as the Vijay Kelkar Committee on Direct Tax Reforms, the Non-Resident Taxation Committee and the High Powered Committee on e-Commerce & Taxation. He is currently a member of the SEBI Accounting Standards Sub-committee and the Empowered Committee for setting up the Tax Information Network of the Government of India. He is also a trustee of the International Accounting Standards Committee Foundation, the body that oversees the International Accounting Standards Board.

Mr. Pai holds a Bachelor of Commerce degree from St. Joseph's College of Commerce, Bangalore and a Bachelor of Law degree from Bangalore University. He is a Fellow Chartered Accountant (FCA).

Srinath Batni has served as one of the directors on our Board since May 2000. Mr. Batni is currently Head - Delivery Excellence at Infosys. He serves as a director on the boards of Infosys China and Infosys Australia.

Mr. Batni joined Infosys in June 1992 as Project Manager. Since then, he has held several senior positions in our Customer Delivery function.

Mr. Batni received a B.E. in Mechanical Engineering from the University of Mysore and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

V. Balakrishnan is a Member of our Executive Council and Chief Financial Officer.

Mr. Balakrishnan was our Company Secretary and Senior Vice President - Finance from 2001 to 2006. Since he joined us in 1991, Mr. Balakrishnan has served in various capacities in our Finance department.

Prior to joining Infosys, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited.

Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, the Institute of Company Secretaries of India and the Institute of Cost and Works Accountants of India.

Ashok Vemuri is a Member of our Executive Council and Senior Vice President and heads the Banking and Capital Markets business unit at Infosys. Mr. Vemuri also serves as a director on the board of Infosys Consulting, Infosys China and is the sole manager of Infosys Mexico.

Mr. Vemuri joined Infosys in 1999, and has headed Infosys' operations in Canada and the Eastern North America region. He has previously worked in the investment banking industry with Bank of America and Deutsche Bank.

In 2009, Mr. Vemuri was named by the World Economic Forum as a Young Global Leader.

Mr. Vemuri received a B.Sc. with honors in Physics from St. Stephens College, Delhi, and a post-graduate diploma in Management from IIM, Ahmedabad.

B.G. Srinivas is a Member of our Executive Council and Senior Vice President and heads the Manufacturing, Product Engineering and Product Lifecycle and Engineering Solutions business units at Infosys. Mr. Srinivas also serves as a director on the board of Infosys BPO, Infosys Consulting and Infosys Sweden.

Mr. Srinivas was previously the head of European operations for Infosys. He also set up the Enterprise Solutions practice in Infosys.

Before joining Infosys in 1999, Mr. Srinivas had worked with ABB Limited for 14 years in various roles including as Head – Manufacturing. He had also led corporate process and systems at ABB Limited.

Mr. Srinivas received a B.E. in Mechanical Engineering from Bangalore University.

Chandrashekhar Kakal is a Member of our Executive Council and Senior Vice President and heads the Enterprise Solutions business unit at Infosys. Mr. Kakal serves as a director on the board of Infosys Consulting.

Mr. Kakal joined Infosys in 1999. He was part of the group that started the Enterprise Solutions practice. Mr. Kakal also established Infosys' Hyderabad Development Center in 2000, which he headed until 2004.

Prior to joining Infosys, Mr. Kakal had worked with several manufacturing and IT companies, including Ashok Leyland Limited, Wipro Technologies Limited, Larsen & Toubro Limited and Ramco Systems Limited.

Mr. Kakal received a B.E. in Mechanical Engineering from Bangalore University and an M.B.A. from the Asian Institute of Technology, Bangkok.

Subhash Dhar is a Member of our Executive Council and Senior Vice President and heads the Communications, Media and Entertainment and Marketing business units at Infosys. Mr. Dhar also serves on the board of Infosys Australia.

Mr. Dhar joined Infosys in 1997 as member of its E-Business practice.

In 2007, Mr. Dhar was chosen by the World Economic Forum as one of the 25 Young Global Leaders from India. He is also on the executive board of the International Telecommunication Union's ‘Connect the World' initiative.

Mr. Dhar received a B.E. in Computer Science from Birla Institute of Technology, Mesra and an M.B.A. from IIM, Bangalore.

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

We have a variable compensation structure for all of our employees. Each employee's compensation consists of performance incentives payable upon the achievement by the company of certain financial performance targets and is also based on individual performance.The compensation structure of our employee directors is in line with that applicable to all of our other employees. All of our executive directors are entitled to a bonus of up to 20% of their fixed salary. All of our executive directors are entitled to receive company-linked performance incentives payable on our achievement of certain financial performance targets. All our executive directors are entitled to receive individual performance-linked incentives. The bonus and various incentives are payable quarterly or at other intervals as may be decided by our board of directors.

In fiscal 2009, our non-executive directors were paid an aggregate of $1,154,165. Directors are also reimbursed for certain expenses in connection with their attendance at board and committee meetings. Executive directors do not receive any additional compensation for their service on the board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2009.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy	–	–	125,000	–
Nandan M. Nilekani	58,463	87,371	18,491	14,616
S. Gopalakrishnan	58,463	87,371	20,521	14,616
K. Dinesh	58,463	87,371	19,100	14,616
S. D. Shibulal	55,218	85,339	17,463	14,119
Deepak M Satwalekar	–	–	133,333	–
Marti G Subrahmanyam	–	–	140,833	–
Omkar Goswami	–	–	115,000	–
Rama Bijapurkar	–	–	110,000	–
Claude Smadja	–	–	131,667	–
Sridar Iyengar	–	–	138,333	–
David Boyles	–	–	135,833	–
Jeffrey Lehman	–	–	124,166	–
T. V. Mohandas Pai	70,683	393,772	28,796	17,259
Srinath Batni	69,796	257,293	24,414	17,067
V. Balakrishnan	56,318	355,487	39,086	14,148
Ashok Vemuri	426,698	443,616	24,387	–
B G Srinivas	332,995	412,639	–	95,155
Chandrashekhar Kakal	50,882	213,897	35,606	11,502
Subhash Dhar	45,331	163,363	29,515	11,772

All compensation to directors and officers disclosed in the table above that was paid in Indian rupees has been converted, for the purposes of the presentation in such table, at an exchange rate of Rs. 50.72 per U.S. dollar.

Option grants

There were no option grants to our Chairperson, CEO, CFO or COO in the fiscal years ended March 31, 2009 and 2008. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option exercises and holdings

Our Chairperson, CEO and COO did not hold or exercise any options during the fiscal year ended March 31, 2009. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below:

Name	Date Current Term of Office Began (2)	Expiration/Renewal Date of Current Term of Office (3)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy	June 22, 2007	–	Yes
Nandan M. Nilekani	May 1, 2007	April 30, 2012	Yes
S. Gopalakrishnan	June 22, 2007	June 21, 2012	Yes
K. Dinesh	May 1, 2007	April 30, 2012	Yes
S. D. Shibulal	January 10, 2007	January 09, 2012	Yes
T. V. Mohandas Pai	May 27, 2005	May 26, 2010	Yes
Srinath Batni	May 27, 2005	May 26, 2010	Yes
Deepak M. Satwalekar(1)	June 22, 2007	–	Yes
Marti G. Subrahmanyam	June 22, 2007	–	Yes
Omkar Goswami (1)	June 10, 2006	–	Yes
Rama Bijapurkar (1)	June 10, 2006	–	Yes
Claude Smadja	June 14, 2008	–	Yes
Sridar A. Iyengar	June 14, 2008	–	Yes
David L Boyles (1)	June 10, 2006	–	Yes
Jeffrey Sean Lehman (1)	June 10, 2006	–	Yes

(1). Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 20, 2009 and is seeking re-appointment.
(2). For executive directors, this date is the date they were last appointed by our shareholders as executive directors. For non-executive directors, this date is the date they were appointed/re-appointed as directors liable to retire by rotation by our shareholders. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.
(3). For executive directors, this date is the date when their current term of appointment as an executive director expires.

Employment and indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and gratuity contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months notice to the other party. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F. Other than the indemnification agreements referred to in this paragraph, we have not entered in to any agreements with our non-executive directors.

Board composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 15 directors, 8 of whom are independent as defined by NASDAQ Rule 5605 (a)(2). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other board members must retire from the board at age 65.

Board committee information

Details relating to the Audit, Compensation, Nominations and Risk Management Committees of our board are provided below.

Audit Committee

Our Audit Committee is comprised of four independent directors, as determined under applicable NASDAQ rules. They are:

Mr. Deepak M. Satwalekar, Chairperson;
Prof. Marti G. Subrahmanyam;
Dr. Omkar Goswami; and
Mr. Sridar A. Iyengar(Audit Committee Financial Expert).

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held 4 meetings in person and 2 meetings via conference calls during fiscal 2009. The Audit Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Compensation Committee

Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Prof. Marti G. Subrahmanyam, Chairperson;
Mr. Claude Smadja;
Mr. David Boyles; and
Prof. Jeffrey Lehman

The purpose of our Compensation Committee is to discharge the board of directors' responsibilities relating to compensation of our executive directors and senior management. The Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The Compensation Committee held 4 meetings in person and 4 meetings via conference calls during fiscal 2009.

The Compensation Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Nominations Committee

The Nominations Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Prof. Jeffrey Lehman, Chairperson;
Mr. Deepak M. Satwalekar; and
Dr. Omkar Goswami.

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

The Nominations Committee held 3 meetings in fiscal 2009.

The Nominations Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

In July 2006, we established a Risk Management Committee composed entirely of independent directors as determined under applicable NASDAQ rules.

Our risk management committee is presently comprised of:

Mr. David L. Boyles, Chairperson;
Mr. Sridar A. Iyengar;
Ms. Rama Bijapurkar; and
Prof. Jeffrey Lehman.

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

The Risk Management Committee held 4 meetings in person during fiscal 2009.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2009, we employed approximately 104,900 employees including approximately 97,300 IT professionals. We employed approximately 91,200 employees including approximately 85,000 IT professionals as of March 31, 2008. We employed approximately 72,200 employees as of March 31, 2007 including approximately 68,200 IT professionals. We seek to attract and motivate IT professionals by offering:

  an entrepreneurial environment that empowers IT professionals;
  programs that recognize and reward performance;
  challenging assignments;
  constant exposure to new skills and technologies; and
  a culture that emphasizes openness, integrity and respect for the employee.

Some of our employees in jurisdictions across Europe, including employees located in France, Spain, Sweden and Belgium are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees covered under these collective bargaining agreements.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2009, we received approximately 488,700 applications, interviewed approximately 46,600 applicants and extended job offers to approximately 16,900 applicants. In fiscal 2009, we hired approximately 12,400 employees, net of attrition. These statistics do not include Infosys BPO or our wholly-owned subsidiaries, which recorded approximately 1,300 hires, net of attrition, in fiscal 2009. We do not have any significant recruiting activities outside India.

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

As of March 31, 2009, we employed approximately 476 full-time employees as faculty, including 186 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 13,500 trainees at any one time and is able to provide training facilities for approximately 40,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition we also have been working with several colleges across India through our Campus Connect program enabling their faculty to provide industry-related training to students at the colleges.

Compensation

Our IT professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2009, the majority of our IT professionals in the United States held H-1B visas (approximately 8,200 persons), allowing the employee to remain in the United States during the term of the work permit, and as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,400 persons).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2009, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2009. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars from Indian rupees based on the fixing rate in the City of Mumbai on March 31, 2009 for cable transfers in Indian rupees as published by the FEDAI, which was Rs. 50.72 per $1.00. The share numbers and percentages listed below are based on 572,830,043 Equity Shares outstanding as of March 31, 2009. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy (1)	28,550,526	4.98	–	–	–
Nandan M. Nilekani (2)	19,755,645	3.45	–	–	–
S. Gopalakrishnan (3)	19,155,617	3.34	–	–	–
K. Dinesh (4)	14,394,279	2.51	–	–	–
S. D. Shibulal (5)	12,628,911	2.20	–	–	–
T. V. Mohandas Pai	852,053	*	–	–	–
Srinath Batni (6)	672,225	*	–	–	–
Deepak Satwalekar	56,000	*	–	–	–
Marti G. Subrahmanyam	45,300	*	–	–	–
Sridar A. Iyengar	4,000	*	–	–	–
Omkar Goswami	12,300	*	–	–	–
Rama Bijapurkar	20,000	*	–	–	–
Claude Smadja	3,900	*	–	–	–
David Boyles	2,000	*	–	–	–
Jeffrey Lehman	–	*	–	–	–
V. Balakrishnan (7)	476,600	*	–	–	–
Ashok Vemuri	7,000	*	–	–	–
B G Srinivas	76,400	*	–	–	–
Chandrashekhar Kakal	42,360	*	–	–	–
Subhash Dhar	50,000	*	–	–	–
Total (all directors and executive officers)	96,805,116	16.90	–	–	–

1. Shares beneficially owned by Mr. Murthy include 25,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
2. Shares beneficially owned by Mr. Nilekani include 11,409,775 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
3. Shares beneficially owned by Mr. Gopalakrishnan include 12,898,891 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
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

The following table sets forth the options to purchase securities granted to executive officers and directors that were outstanding as of March 31, 2009:

Class of securities	Total securities	Weighted average Exercise price	Expiration dates
ADRs	7,000	9.75	Sept 19, 2010

Option plans

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 stock plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-qualified stock options. The 1998 stock plan was approved by our board of directors in December 1997 and by our shareholders in January 1998. The term of the 1998 stock plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan. A total of 11,760,000 ADSs, representing 11,760,000 equity shares, were reserved for issuance under the 1998 stock plan. All options granted under the 1998 stock plan are exercisable for our ADSs.

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

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 stock plan. Our shareholders and board of directors approved the 1999 stock plan in June 1999. The 1999 stock plan provides for the issue of 52,800,000 Equity Shares to employees. The 1999 stock plan is administered by our compensation committee. Under the 1999 stock plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value, or FMV, on the date of grant. Under the 1999 stock plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 stock plan are exercised for equity shares.

The 1999 stock plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. Unless a prior shareholder approval has been obtained, the exercise price of stock options granted under the 1999 stock plan must at least equal the fair market value of the equity shares on the date of grant.

The 1999 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2009, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2009. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 572,830,043 Equity Shares outstanding, as of March 31, 2009.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
		March 31, 2009		March 31, 2008		March 31, 2007
N. R. Narayana Murthy	Equity shares	(1)		-(2)		28,550,526	5.00
Shareholding of all directors and officers as a group (20 persons)	-	96,805,116	16.85 (3)	96,817,916	16.86 (4)	96,669,771	16.82 (5)
  As of March 31, 2009, Mr. Murthy owned less than 5% of our total equity shares that were issued and outstanding at that time.
  As of March 31, 2008, Mr. Murthy owned less than 5% of our total equity shares that were issued and outstanding at that time.
  Comprised of 2,313,138 shares owned by non-founder directors and officers and 7,000 options that are currently exercisable within 60 days of March 31, 2009 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 574,609,419 equity shares which includes 1,779,376 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2009.
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

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value Rs. 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2009 are held by 80,546 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently around 35.75% of our equity shares are held by these FIIs and NRIs of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2009, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2009, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed approximately $7 million. We did not engage Infosys BPO for software development services during fiscal 2008. Further, during fiscal 2009 and fiscal 2008, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them approximately $12 million and $11 million, respectively.

Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited. On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million is yet to be paid as at March 31, 2009. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded. During fiscal 2009 and 2008, we engaged Infosys Australia for software development services for which we have been billed approximately $101 million and $121 million, respectively. Further, during fiscal 2009 and fiscal 2008, Infosys Australia engaged us for certain software development services for which we billed them approximately $2 million and $1 million, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009 and 2008, we disbursed an amount of $2 million and $3 million, respectively, as loan to Infosys China, for expansion of business operations at an interest rate of 6.0% per annum. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, we made an additional investment of $ 4 million in Infosys China. The largest amount outstanding during the year was $ 10 million. As of March 31, 2009, we have invested an aggregate of $14 million as equity capital and $10 million as loan in Infosys China. During fiscal 2009 and 2008, we engaged Infosys China for software development services for which we have been billed approximately $17 million and $14 million, respectively.

Infosys Consulting. In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, incorporated in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2009 and 2008, we made an additional investment of $5 million and $20 million, respectively, in Infosys Consulting. As of March 31, 2009, we have invested an aggregate of $45 million in the subsidiary. During fiscal 2009 and 2008, we engaged Infosys Consulting for consulting services for which we have been billed approximately $59 million and $58 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. We have invested an aggregate of $5 million in Infosys Mexico as of March 31, 2009. During fiscal 2009 and 2008, we engaged Infosys Mexico for software development services for which we have been billed approximately $7 million and $1 million, respectively.

Infosys Sweden. In March 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Loans to employees

We provide personal loans and salary advances to our employees in India who are not executive officers or directors.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $24 million and $29 million were outstanding as of March 31, 2009 and 2008.

Item 8 Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2009 and 2008
  Consolidated income statements for the years ended March 31, 2009 and 2008
  Consolidated statements of changes in equity and for the years ended March 31, 2009 and 2008
  Consolidated cash flow statements for the years ended March 31, 2009 and 2008
  Notes to the consolidated financial statements
  Reconciliation Statements
  Exemptions to which the company has availed itself in accordance with IFRS 1
  Financial Statement Schedule II- Valuation and qualifying accounts

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. Pursuant to General Instruction G of Form 20-F, the financial statements included herein are for the Company's two most recent fiscal years.

Export revenue

For the fiscal year ended March 31, 2009, we generated $4,603 million, or 98.7% of our total revenues of $4,663 million, from the export of our products and rendering of services out of India.

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

In fiscal 2009 and 2008, we paid cash dividends of approximately $1.04 and $0.36 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share (Rs.)	Dividend per Equity Share ($)	Dividend per ADS ($)
2009*	37.25	0.89	0.89
2008	12.50	0.31	0.31
* Includes a Special dividend of Rs. 20 ($0.50) per share.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on NASDAQ Global Select Market under the ticker symbol 'INFY'. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated. Our equity shares were previously traded on the Bangalore Stock Exchange, or BgSE. There have been no trades of our shares on the BgSE since August 2002, and we delisted from the BgSE on June 22, 2004.

As of March 31, 2009, we had 572,830,043 equity shares issued and outstanding. There were 80,546 record holders of ADRs, evidencing 109,587,630 ADSs (equivalent to 109,587,630 equity shares). As of March 31, 2009, there were 496,907 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the NASDAQ Global Select Market. Each ADS currently represents one equity share. Prior to our July 2004 3:1 stock split for our equity shares effected in the form of a stock dividend and 1:1 stock split for our ADSs effected in the form of a stock dividend, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to U.S. dollars are based on fixing rate in the City of Mumbai on March 31, 2009 for cable transfers in Indian rupees as published by the FEDAI, which was Rs. 50.72 per $1.00. The high and low prices for the Indian stock exchanges and the NASDAQ Global Select Market are based on the closing prices for each day of the relevant period.

	BSE Price per Equity Share		NSE Price per Equity Share		NASDAQ Price per ADS
Fiscal	High	Low	High	Low	High	Low
2009	$39.29	$21.71	$39.31	$21.73	$49.37	$21.11
2008	41.96	25.89	41.97	25.92	55.84	33.01
2007	46.87	24.48	46.98	24.50	60.55	32.85
2006	30.12	18.60	30.12	18.60	41.26	28.30
2005	22.31	11.15	22.32	11.14	38.61	18.11
Fiscal 2009	High	Low	High	Low	High	Low
First Quarter	39.29	28.02	39.31	28.03	49.37	35.81
Second Quarter	35.90	27.44	35.92	27.47	43.99	29.35
Third Quarter	28.67	21.71	28.57	21.73	32.40	21.11
Fourth Quarter	27.22	22.30	27.19	22.32	29.34	22.78
2008
First Quarter	41.96	37.55	41.97	37.58	55.84	47.49
Second Quarter	40.12	34.72	40.11	34.73	54.47	44.50
Third Quarter	41.89	30.20	41.90	30.20	55.29	38.66
Fourth Quarter	34.50	25.89	34.47	25.92	44.43	33.01
2007
First Quarter	32.88	24.48	32.89	24.50	42.39	32.85
Second Quarter	36.60	30.59	36.63	30.61	48.24	38.18
Third Quarter	44.43	35.55	44.49	35.49	56.50	47.28
Fourth Quarter	46.87	39.25	46.98	39.25	60.55	50.16
Month	High	Low	High	Low	High	Low
March 2009	27.22	23.32	27.19	23.30	27.99	22.78
February 2009	25.83	23.22	25.87	23.15	29.34	23.68
January 2009	25.82	22.30	25.83	22.32	28.04	25.15
December 2008	24.32	21.71	24.27	21.73	25.89	22.89
November 2008	27.18	22.22	27.18	22.12	29.92	21.11
October 2008	28.67	23.71	28.57	23.71	32.40	23.91

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for NASDAQ quotes and www.nse-india.com for NSE quotes.

On April 28, 2009, the closing price of equity shares on the BSE was Rs.1,431.55 equivalent to $28.35 per equity share based on the exchange rate on that date.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2009 was approximately Rs. 28.96 trillion or approximately $571.01 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2009 was approximately Rs. 30.86 trillion or approximately $ 608.45 billion. The BSE began allowing online trading in May 1995. As of March 31, 2009, the BSE had 1,007 members, comprised of 175 individual members, 809 Indian companies and 23 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The Securities and Exchange Board of India (SEBI) mandates that a company which proposes to make an offer of its securities (by way of an initial public offering or rights issue or further public offering) to the public and list them on a recognised stock exchange in India mustenter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October 2004, a securities transaction tax was implemented in India. Under the law, a securities transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.125% of the value of the security. The transaction tax is required to be paid by both the buyer and the seller. For non-delivery based transactions, a lower rate of 0.025% to be adjusted against business profits is applicable and is payable by the seller. For derivatives, the tax will be 0.0133%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.20%. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are incorporated by reference to this Annual Report on Form 20-F.

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

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

  To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services;
  To carry on all kinds of business as importer, exporter, buyers, sellers and lessors of and dealers in all types of components and equipments necessary to provide the services our objects enlist;
  To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipments, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipments and controls for any engineering applications, and all other related components, parts and products used in communication and computers;
  To conduct or otherwise subsidize or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes;and
  To carry on any other trade or business whatsoever as can in our opinion can be advantageously or conveniently carried on by us.

General

Our authorized share capital is Rs. 3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of Rs. 5/- per share. As of March 31, 2009, 572,830,043 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2009, we had outstanding options to purchase 925,806 Equity Shares and 916,759 ADSs. For the purposes of this annual report, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position held by the depositories.

Dividends

Under the Indian Companies Act, our board of directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend.

Similarly, under our Articles of Association and the Indian Companies Act our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company's equity shares. The dividend declared by the shareholders, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our board of directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed of the record date for determining the shareholders who are entitled to receive dividends.

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

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within six months from the date of approval by the Board of Directors.

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

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act and the listing agreement entered into between the company and the relevant stock exchange on which the shares of the company are listed. Since we are a public company, the provisions of Section 111A will apply to us. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, our board of directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our board of directors refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board/Tribunal.

Pursuant to Section 111A (3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Tribunal may, on application made by the relevant company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India, direct the rectification of the register, record of members and/or beneficial owners. Pursuant to Section 111A(4) the Company Law Board/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention.

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

There can be no assurance that equity shares offered by an ADS investor in any buyback of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback are not entirely clear. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled 'Currency Exchange Controls' and 'Risk Factors' in this Annual Report on Form 20-F.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, disclose such sale/purchase and his revised shareholding to the company and all the stock exchanges on which the shares are listed within two days of such purchase or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). Holders of ADSs would be subject to these notification requirements only upon conversion of ADSs.

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

SEBI has by way of notification dated October 30, 2008 amended the Takeover Code to provide that an acquirer (who together with persons acting in concert already holds 55% or more but less than 75% of the shares or voting rights in a target company) will be exempt from making an open offer upon acquisition of further shares in the target company if the following requirements are fulfilled:

  the acquisition is made through the open market purchase in the normal segment of the stock exchange or the increase is pursuant to buy back of shares by the target company; and
  the post acquisition holding of the shareholder together with persons acting in concert is below 75%.

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

MATERIAL CONTRACTS

We have entered into agreements with our employee directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Technologies Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

Transfers of shares or convertible debenture, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions. However, for industries other than the technology sector, approval from the Government of India may be required for a transfer between two non-residents.

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

Investment by Foreign Institutional Investors

Currently, FIIs such as pension funds, investment trusts, and asset management companies are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investments by FIIs in certain sectors, such as the retail sector, are prohibited.

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

The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a previous year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions. Since April 1, 2003, dividend income is exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 16.99% inclusive of applicable surcharge and education cess. The Finance Act, 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10AA of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, is 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability over the next seven years.

Fringe Benefits Tax. The Finance Act, 2007 imposed a Fringe Benefits Tax, or FBT in respect of any specified security or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees. The FBT is applicable for all options granted under a company's stock option plan, where such option is exercised on or after April 1, 2007. The value of fringe benefit is the fair market value, or FMV, of the specified security or share as on the date of vesting of the option with the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the fringe benefit is subject to FBT at the rate of 33.99%, inclusive of applicable surcharge and education cess. The Finance Act, 2007 introduced a new section 115WKA in the Income Tax Act enabling an employer to recover FBT payable in respect of specified securities or sweat equity shares from its employees. The Finance Act, 2008 introduced a new section 115WKB, effective April 1, 2008, which provides that FBT paid by the employer and subsequently recovered from the employee shall be deemed to be tax paid by the employee in relation to the value of fringe benefits provided to him. However, the employee is not entitled to any refund of such deemed payment of tax and shall not be entitled to any claim of credit against any other tax liability.

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

Capital gains arising to a non-resident investor on the transfer of the shares (whether in India or outside India to a non-resident investor) will not be liable to income tax under the provisions of the Income Tax Act in certain circumstances. Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months is treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the capital gains arising on the sale thereof is to be treated as short term capital gains.

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
  long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid; and
  any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

The rate of surcharge is currently 10% in the case of domestic companies whose taxable income is greater than Rs. 10,000,000 and individuals whose taxable income is greater than Rs. 1,000,000. For foreign companies, the rate of surcharge is 2.5% if the taxable income exceeds Rs. 10,000,000.

Since June 1, 2006, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT has been introduced, effective from April 1 2008, with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value.

Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Bombay Stock Exchange or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

Material United States Federal Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes generally, for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.

Dividends. The gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles), of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder's tax basis in the equity shares or ADSs, and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Select Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NASDAQ Global Select Market. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

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

Passive foreign investment company. A non-U.S. corporation generally will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

This information is set forth under the caption 'Operating and Financial Review and Prospects' is as set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2009.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited:

We have audited Infosys Technologies Limited's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Technologies Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Infosys Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2009 and 2008, and the related consolidated income statements, statements of changes in equity, and cash flows statements for each of the years in the two-year period ended March 31, 2009, and our report dated April 28, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Bangalore, India
April 28, 2009

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16 C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of the company's annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2009 and 2008:

Type of Service	Fiscal 2009	Fiscal 2008	Description of Services
(a) Audit Fees	$598,568	$651,633	Audit and review of financial statements
(b) Tax Fees	5,111	–	Tax returns and filing and advisory services
(c) All Other Fees	139,654	43,356	Statutory certifications, quality registrar, work permit related services, IFRS related advisory services and other advisory services
Total	$743,333	$694,989

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

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16 G. Corporate Governance

NASDAQ Marketplace Rule 5615(a)(3) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600 series, provided such foreign private issuer shall disclose in its annual reports filed with the SEC or on its website each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

Under the NASDAQ Marketplace Rule 5620 (c), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33-1/3% of the outstanding shares of a company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 5620 (c), and instead we follow our home country practice. Under the NASDAQ Marketplace Rule 5620 (b), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to NASDAQ. However, Section 176 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620 (b). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2009 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India April 28, 2009	Deepak M. Satwalekar Chairperson, Audit committee	Dr. Marti G. Subrahmanyam Member, Audit committee	Dr. Omkar Goswami Member, Audit committee

Sridar A. Iyengar Member, Audit committee

Report of management

The management is responsible for preparing the company's consolidated financial statements and related information that appears in this annual report. The management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and reasonably present the financial condition and results of operations of Infosys Technologies Limited and subsidiaries in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. The management has included, in the company's consolidated financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

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

Bangalore, India April 28, 2009	V. Balakrishnan Chief Financial Officer	S. D. Shibulal Chief Operating Officer	S. Gopalakrishnan Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited:

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2009 and 2008, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the years in the two‑year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the two‑year period ended March 31, 2009, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1.2 to the consolidated financial statements, Infosys Technologies Limited and subsidiaries, has changed its basis of accounting to IFRS during the year ended March 31, 2009. Consequently, the Company’s consolidated financial statements for 2008 referred to above have been restated to conform with IFRS.  Prior to adoption of IFRS, the Company prepared financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for purposes of its’ U.S. Securities and Exchange Commission reporting and accounting principles generally accepted in India (“Indian GAAP”) for purposes of its’ Indian regulatory reporting. Upon adoption of IFRS, Indian GAAP was considered previous GAAP.

Indian GAAP varies in certain significant respects from U.S. GAAP and IFRS. Information relating to the nature and effect of such differences are presented in Note 2.2 and Note 2.3 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Technologies Limited's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG
Bangalore, India
April 28, 2009

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

(Dollars in millions except share data)
	Note	2009	2008
ASSETS
Current assets
Cash and cash equivalents	2.4	$2,167	$2,058
Available-for-sale financial assets	2.5	–	18
Trade receivables		724	824
Unbilled revenue		148	120
Prepayments and other assets	2.7	81	107
Total current assets		3,120	3,127
Non-current assets
Property, plant and equipment	2.8	920	1,022
Goodwill	2.9	135	174
Intangible assets	2.9	7	11
Deferred income tax assets	2.20	88	74
Income tax assets		54	55
Other non-current assets	2.7	52	45
Total non-current assets		1,256	1,381
Total assets		$4,376	$4,508
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$5	$12
Derivative financial instruments	2.10	22	29
Current income tax liabilities		115	101
Client deposits		1	1
Unearned revenue		65	71
Employee benefit obligations	2.11	21	22
Provisions	2.12	18	13
Other current liabilities	2.13	290	300
Total current liabilities		537	549
Non-current liabilities
Deferred income tax liabilities	2.20	7	1
Employee benefit obligations	2.11	48	42
Total liabilities		592	592
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as of March 31, 2009 and March 31, 2008, respectively		64	64
Share premium		672	655
Retained earnings		3,618	2,896
Other components of equity		(570)	301
Total equity		3,784	3,916
Total liabilities and equity		$4,376	$4,508
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Income Statements for the years ended March 31,

(Dollars in millions except share data)
	Note	2009	2008
Revenues		$4,663	$4,176
Cost of sales		2,699	2,453
Gross profit		1,964	1,723
Operating expenses:
Selling and marketing expenses		239	230
Administrative expenses		351	334
Total operating expenses		590	564
Operating profit		1,374	1,159
Other income/(expense)	2.17	(86)	4
Finance income	2.10	187	171
Profit before income taxes		1,475	1,334
Income tax expense	2.20	194	171
Net profit		$1,281	$1,163
Attributable to:
Minority interest		–	–
Equity holders		1,281	1,163
Net profit		$1,281	$1,163
Earnings per equity share
Basic ($)		2.25	2.04
Diluted ($)		2.25	2.04
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		569,656,611	568,564,740
Diluted		570,629,581	570,473,287
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total	Minority interest	Total equity
Balance as of April 1, 2007 as per Previous GAAP	571,209,862	$64	$631	$1,830	$85	$2,610	$1	$2,611
Effects of transition (Refer Note 2.2.1)	–	–	–	112	–	112	(1)	111
Balance restated as per IFRS	571,209,862	$64	$631	$1,942	$85	$2,722	–	$2,722
Changes in equity for the year ended March 31, 2008
Translation differences	–	–	–	–	216	216	–	216
Income tax benefit arising on exercise of share options	–	–	6	–	–	6	–	6
Net income directly recognized in equity	–	–	6	–	216	222	–	222
Net profit	–	–	–	1,163	–	1,163	–	1,163
Total recognized income and expense	–	–	6	1,163	216	1,385	–	1,385
Shares issued	785,896	–	15	–	–	15	–	15
Dividends	–	–	–	(209)	–	(209)	–	(209)
Share-based compensation	–	–	3	–	–	3	–	3
Balance as of March 31, 2008	571,995,758	$64	$655	$2,896	$301	$3,916	–	$3,916
Changes in equity for the year ended March 31, 2009
Translation differences	–	–	–	–	(871)	(871)	–	(871)
Income tax benefit arising on exercise of share options	–	–	2	–	–	2	–	2
Net income directly recognized in equity	–	–	2	–	(871)	(869)	–	(869)
Net profit	–	–	–	1,281	–	1,281	–	1,281
Total recognized income and expense	–	–	2	1,281	(871)	412	–	412
Shares issued	834,285	–	14	–	–	14	–	14
Dividends	–	–	–	(559)	–	(559)	–	(559)
Share-based compensation	–	–	1	–	–	1	–	1
Balance as of March 31, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784	–	$3,784
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Cash Flows Statements for the years ended March 31,

(Dollars in millions)
	Note	2009	2008
Operating activities:
Net profit		$1,281	$1,163
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.8 and 2.9	165	149
Share-based compensation	2.19	1	3
Income tax expense	2.20	194	171
Income on investments		(3)	(2)
Changes in working capital, net of acquisition
Trade receivables		(81)	(211)
Prepayments and other assets		11	(49)
Unbilled revenue		(58)	(41)
Trade payables		(6)	7
Client deposits		–	1
Unearned revenue		10	(6)
Other liabilities and provisions		89	109
Cash generated from operations		1,603	1,294
Income taxes paid	2.20	(194)	(137)
Net cash provided by operating activities		1,409	1,157
Investing activities:
Payment for acquisition of business, net of cash acquired	2.6	(3)	(26)
Expenditure on property, plant and equipment	2.8	(285)	(373)
Loans to employees		(1)	1
Non-current deposits placed with corporation		(20)	(7)
Acquisition of minority interest in subsidiary		–	(6)
Income on investments		3	2
Investment in certificates of deposit		(41)	–
Redemption of certificates of deposit		41	–
Investment in available-for-sale financial assets		(186)	(511)
Redemption of available-for-sale financial assets		202	500
Net cash used in investing activities		(290)	(420)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		14	15
Payment of dividends		(559)	(209)
Net cash used in financing activities		(545)	(194)
Effect of exchange rate changes on cash and cash equivalents		(465)	121
Net increase in cash and cash equivalents		574	543
Cash and cash equivalents at the beginning	2.4	2,058	1,394
Cash and cash equivalents at the end	2.4	$2,167	$2,058

Supplementary information:
Restricted cash balance		–	$1
The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and, wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) and Infosys Technologies (Sweden) AB (Infosys Sweden), is a leading global technology services corporation. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company's American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. These consolidated annual financial statements were authorized for issuance by the Company's board of directors and its audit committee on April 28, 2009.

1.2 Basis of preparation of financial statements

These consolidated financial statements as at and for fiscal 2009, have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. These financial statements are the Group's first IFRS financial statements and are covered by IFRS 1, First-time Adoption of IFRS.

Accounting policies have been applied consistently to all periods presented in the consolidated financial statements.

The Group has adopted all IFRS standards and the adoption was carried out in accordance with IFRS 1. The transition was carried out from accounting principles generally accepted in India (Indian GAAP) which is considered as the Previous GAAP, as defined in IFRS 1. Until the adoption of IFRS, the company's financial statements that were included in its reports filed with or furnished to the U.S. Securities and Exchange Commission were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliations and descriptions of the effect of the transition from Indian GAAP to IFRS on the Group's equity and its net profit are provided in Note 2.2. In addition, reconciliations and description of changes in the Group's equity and its net income from U.S. GAAP to Indian GAAP are also provided in Note 2.3.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax positions which are sustainable on a more likely than not basis. Also refer Note 2.20.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction have been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized using the percentage-of-completion method.

Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its consolidated income statement.

1.7 Property, plant and equipment including capital work-in-progress

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the income statement when incurred. The cost and related accumulated depreciation are eliminated from the consolidated financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the income statement. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of IFRS 3, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in the income statement.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date.

Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents and certificates of deposit. Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the income statement. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss as exchange gains or losses. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the income statement upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in income statement and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the income statement is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the income statement. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in the statement of financial position as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia were also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Finance income

Finance income comprises interest income on deposits, dividend income, and gains on the disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Recent accounting pronouncements

1.23.1 Standards early adopted by the company

  IFRS 8, Operating Segments is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

1.23.2 Standards issued but not yet effective and not early adopted by the company

  IAS 1, Presentation of Financial Statements, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of recent amendment made by IAS 27, Consolidated and Separate Financial Statements (as amended in 2008). This Standard would be adopted, by the company as at April 1, 2009. Consequent to the adoption of the standard, titles for balance sheet and cash flows would be changed to ‘Statement of financial position' and ‘Statement of cash flows' respectively. Further, it introduces a requirement to include a statement of comprehensive income and to include in a complete set of financial statements, a statement of financial position as at the beginning of the earliest comparative period either upon retrospective application of an accounting policy or upon making a restatement/ reclassification of items in the financial statement.

  IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

  IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

  Business combinations consummated after April 1, 2009 would be impacted by the revised standard.

  IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company effective April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

  IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

  The item of property, plant and equipment is to be initially recognised by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the information to past transfers were obtained at the time the transfer occurred. The company will adopt the interpretation prospectively for all assets transferred after July 1, 2009. The company is currently evaluating the requirements of IFRIC Interpretation 18 and has not yet determined the impact this Interpretation may have on its consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Transition to IFRS reporting

The financial statements of Infosys Technologies Limited and its subsidiaries have been prepared in accordance with IFRS. Infosys Technologies Limited and its subsidiaries adopted all IFRS standards and the adoption was carried out in accordance to IFRS 1, using April 1, 2007 as the transition date. The transition was carried out from Indian GAAP, which was considered as the Previous GAAP. The effect of adopting IFRS has been summarized in the reconciliations provided.

The transition to IFRS reporting has resulted in changes in the reported financial statements, notes thereto and accounting principles compared to what had been presented previously.

Until the adoption of IFRS, the financial statements included in the Annual Reports on Form 20-F and Quarterly Reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the historical cost convention on the accrual basis. However, for the purposes of the transition, such transition was carried out from Indian GAAP, which has been considered as the Previous GAAP. The reconciliation statements provided in Note 2.2 describe the differences between IFRS and Indian GAAP. In addition, reconciliations from U.S. GAAP to Indian GAAP have been provided in Note 2.3 for the periods presented.

The Group's financial statements for the year ending March 31, 2009 are the first annual financial statements to comply with IFRS.

In preparing these financial statements, the exemptions to which the Company has availed itself in accordance with IFRS 1.

2.1.1 Exemptions from retrospective application

Following are the optional exemptions which the Group has opted to apply/not to apply:

  Business combinations exemption - The company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, Business Combinations to business combinations consummated prior to April 1, 2007 (Transition Date). Pursuant to which goodwill arising from business combinations have been stated at the carrying amount under Indian GAAP in IFRS financial statements as at the date of transition. Further, intangible assets and related deferred tax assets which were subsumed in goodwill were not recognized in the opening balance sheet as at April 1, 2007 as those did not qualify for recognition in the separate balance sheet of the acquired entity.
  Fair value as deemed cost exemption - The company has not elected to measure any item of property, plant and equipment at its fair value at the date of transition; property, plant and equipment have been measured at cost in accordance with IFRS.
  Employee benefits exemption - The company has elected not to apply the exemption as provided in IFRS 1 relating to application of the corridor approach. Under Indian GAAP the company recognized all actuarial gains/losses immediately in the income statement. The accounting treatment has not undergone any change upon adoption of IFRS. Further, the company has elected to apply the exemption provided in IFRS 1 relating to the disclosure of amounts representing the present value of defined benefit obligation, fair value of plan assets, surplus or deficit in the plan and experience adjustments, if any, for the previous four annual periods. Accordingly, the company is providing the required disclosures for each accounting period prospectively from the date of transition to IFRS.
  Cumulative translation differences exemption - The company had accumulated foreign exchange translation gains and losses on subsidiaries in a separate component of equity under Indian GAAP. IAS 21, The Effects of Changes of Foreign Exchange Rates, require exchange differences arising on net investments in subsidiaries to be classified as equity until disposal. Upon transition to IFRS, the treatment of recording translation differences on subsidiaries in equity did not undergo any change and consequently the optional exemption of setting cumulative translation reserve to zero as at April 1, 2007 was not required to be applied.
  Compound financial instruments - The company does not have any compound financial instrument as on the date of transition. Consequently, upon adoption of IFRS the optional exemption allowed of non-segregation of the liability component if such component was no longer outstanding on the date of transition is not applicable to the company.
  Assets and liabilities of subsidiaries, associates and joint ventures exemption - All entities of the Group are transitioning to IFRS on the same date; consequent to which this exemption is not required to be applied.
  Share-based payment transaction exemption - The company has elected to apply the share-based payment exemption available under IFRS 1 on application of IFRS 2, to only grants made after November 7, 2002 and remained unvested as at the Transition Date. Consequent to which fair value of such grants have been recognized in the Income Statement from the Transition Date.
  Fair value measurement of financial assets or liabilities at initial recognition - The company has not applied the amendment offered by the revision of IAS 39 on the initial recognition of the financial instruments measured at fair value through profit or loss where there is no active market.
  Designation of financial assets and financial liabilities exemption - The company does not have any financial assets or liabilities which required to be designated and which meet the required criteria given in IFRS 1, as financial asset or financial liability at fair value through profit or loss or available-for-sale as at the Transition Date.
  Changes in decommissioning liabilities included in the cost of property, plant and equipment exemption - The company does not have material decommissioning, restoration and similar liabilities in the cost of property, plant and equipment and hence the exemption is not applicable.
  Leases exemption - The company has no arrangements containing a lease as defined under IFRIC 4, Determining whether an Arrangement contains a Lease, as of the Transition Date and hence this exemption has not been applicable to the company.
  Financial asset or an intangible asset accounted for in accordance with IFRIC 12, Service Concession Arrangements exemption - The company has no arrangements which would be classified under service concession arrangements.
  Borrowing costs - The company has not taken any loans and hence this Standard and the related exemption is not applicable.

2.1.2 Exceptions from full retrospective application

  Derecognition of financial assets and liabilities exception - Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The company has chosen not to apply the IAS 39 derecognition criteria to an earlier date. No arrangements were identified that had to be assessed under this exception.
  Hedge accounting exception - The company has not identified any hedging relationships. Hence, this exception of not reflecting in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable.
  Estimates exception - Upon an assessment of the estimates made under Indian GAAP, the company has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Indian GAAP.
  Assets classified as held for sale and discontinued operations - The company did not have any assets classified as held for sale and hence this exemption is not applicable.

2.2 Reconciliations

The following reconciliations provide a quantification of the effect of the transition to IFRS from Previous GAAP in accordance with IFRS 1:

  equity as at April 1, 2007 (Note 2.2.1)
  equity as at March 31, 2008 (Note 2.2.2)
  net profit for the year ended March 31, 2008 (Note 2.2.3)

Reclassifications:

Certain reclassifications from Previous GAAP to IFRS have been made to adhere to the IFRS requirements. These are

  Deposits with corporations (excluding restricted deposits) have been considered as cash and cash equivalents as these can be withdrawn by the Group at any point without prior notice or penalty on the principal and accordingly reclassified from prepayments and other assets under Previous GAAP.
  In accordance with requirements of IAS 1, Presentation of Financial Statements, assets and liabilities have been classified into current and non-current on the face of the balance sheet. Similar classification was not required under Previous GAAP.
  Minimum Alternate Tax (MAT) considered under prepayments and other assets in Previous GAAP has been considered as deferred income tax asset in IFRS.
  Unbilled revenue and income tax assets grouped under prepayments and other assets in Previous GAAP, have been segregated and shown separately on the face of the balance sheet in IFRS.
  Trade payables, derivative financial instruments, current income tax liabilities, unearned revenue, employee benefit obligations and client deposits grouped under provisions and liabilities in Previous GAAP, have been segregated and shown separately on the face of the balance sheet in IFRS.
   Depreciation on property, plant and equipment shown separately on the face of the income statement in Previous GAAP has been included under cost of sales in IFRS in accordance with the requirements of IAS 1, Presentation of Financial Statements.

There were no reconciliation items between cash flows prepared under Previous GAAP and those prepared under IFRS except for interest income of $168 million which was presented as investing activities under Previous GAAP as against operating activities under IFRS.

2.2.1 Reconciliation of equity as at April 1, 2007

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents	$1,394		–	$1,394
Available-for-sale financial assets	6		–	6
Trade receivables	565		–	565
Unbilled revenue	74		–	74
Derivative financial instruments	3		–	3
Prepayments and other assets	54		–	54
Property, plant and equipment	738		–	738
Goodwill	137	2 and 3	15	152
Deferred income tax assets	21		–	21
Income tax assets	33		–	33
Other assets	37		–	37
Total assets	$3,062		$15	$3,077
LIABILITIES AND EQUITY
Trade payables	$6		–	$6
Current income tax liabilities	4		–	4
Client deposits	1		–	1
Unearned revenue	72		–	72
Other provisions and liabilities	368	1 and 2	(96)	272
Equity
Share capital	64		–	64
Share premium	631		–	631
Retained earnings	1,830	1 and 3	112	1,942
Other components of equity	85		–	85
Minority interest	1	2	(1)	–
Total equity	2,611		111	2,722
Total liabilities and equity	$3,062		$15	$3,077

Notes:

  Liability for dividends (including corporate dividend tax) of $101 million declared and approved after the reporting period, recognized in retained earnings under Previous GAAP, derecognized under IFRS.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007, to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized in Previous GAAP in February 2008 since the agreement to purchase did not qualify as an investment under the local statutes, the same has been recognized under IFRS in February 2007 as the risks and rewards of ownership had been transferred on that date. This acquisition of minority interest resulted in an increase of $4 million in goodwill, $5 million in other current liabilities and a decrease of $1 million in minority interest.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million which was offset against goodwill under Previous GAAP has been recognized separately under IFRS.

2.2.2 Reconciliation of equity as at March 31, 2008

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents	$2,058		–	$2,058
Available-for-sale financial assets	18		–	18
Trade receivables	824		–	824
Unbilled revenue	120		–	120
Prepayments and other assets	107		–	107
Property, plant and equipment	1,022		–	1,022
Goodwill	172	1 and 4	2	174
Intangible assets	–	1	11	11
Deferred income tax assets	74		–	74
Income tax assets	55		–	55
Other assets	45		–	45
Total assets	$4,495		$13	$4,508
LIABILITIES AND EQUITY
Trade payables	$12		–	$12
Derivative financial instruments	29		–	29
Current income tax liabilities	101		–	101
Deferred income tax liabilities	–	1	1	1
Client deposits	1		–	1
Unearned revenue	71		–	71
Other provisions and liabilities	833	2	(456)	377
Equity
Share capital	64		–	64
Share premium	652	3	3	655
Retained earnings	2,432	2,3 and 4	464	2,896
Other components of equity	300		1	301
Total equity	3,448		468	3,916
Total liabilities and equity	$4,495		$13	$4,508

Notes:

  Intangible assets of $11 million in relation to acquisition of business from Koninklijke Philips Electronics N.V., subsumed in goodwill under Previous GAAP, recognized separately under IFRS with a corresponding credit of $10 million to goodwill and $1 million to deferred income tax liabilities.
  Liability for dividends (including corporate dividend tax) of $456 million declared and approved after the reporting period, recognized in retained earnings under Previous GAAP, derecognized under IFRS.
  Share-based compensation of $3 million in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP has been recognized under IFRS.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million which was offset against goodwill under Previous GAAP has been recognized separately under IFRS. Exchange fluctuation of $1 million was recorded consequent to this transaction.

2.2.3 Reconciliation of net profit for the year ended March 31, 2008

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
Revenues	$4,176		–	$4,176
Cost of sales	2,452	1	1	2,453
Gross profit	1,724		(1)	1,723
Selling and marketing expenses	229	1	1	230
Administrative expenses	333	1	1	334
Total operating expense	562		2	564
Operating profit	1,162		(3)	1,159
Other income	4		–	4
Finance income	171		–	171
Profit before income taxes	1,337		(3)	1,334
Income tax expense	171		–	171
Profit after tax	1,166		(3)	1,163
Attributable to:
Minority interest	–		–	–
Equity holders	1,166		(3)	1,163
Net profit	$1,166		$(3)	$1,163

Notes:

  Share-based compensation of $3 million, $1 million each under cost of sales, selling and marketing expenses and administrative expenses, in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP, has been recognized under IFRS.

2.3 The following voluntary reconciliations provide a quantification of reconciliation items between U.S. GAAP and Previous GAAP:

  equity as at April 1, 2007 (Note 2.3.1)
  equity as at March 31, 2008 (Note 2.3.2)
  equity as at March 31, 2009 (Note 2.3.3)
  net income for the year ended March 31, 2008 (Note 2.3.4)
  net income for the year ended March 31, 2009 (Note 2.3.5)

2.3.1 Reconciliation of equity as at April 1, 2007

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$1,394		–	$1,394
Investments in liquid mutual fund units	6		–	6
Trade account receivables, net of allowances	565		–	565
Unbilled revenue	74		–	74
Prepaid expenses and other current assets	57		–	57
Property, plant and equipment, net	738		–	738
Goodwill	128	2,5,6 and 8	9	137
Intangible assets, net	20	5	(20)	–
Deferred tax assets	21	5 and 9	–	21
Advance income taxes	33		–	33
Other assets	37		–	37
Total assets	$3,073		$(11)	$3,062
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$6		–	$6
Income taxes payable	4		–	4
Client deposits	1		–	1
Unearned revenue	72		–	72
Other current and non-current liabilities	273	1 and 2	95	368
Minority interest	–	2	1	1
Stockholders' equity
Common stock	64		–	64
Additional paid-in capital	692	3,4 and 6	(61)	631
Retained earnings	1,871	1,3,5,7 and 8	(41)	1,830
Accumulated other comprehensive income	90	4,7 and 9	(5)	85
Total stockholders' equity	2,717		(107)	2,610
Total liabilities and stockholders' equity	$3,073		$(11)	$3,062

Notes:

  Liability for dividends (including corporate dividend tax) of $101 million declared and approved after the reporting period, not recognized under U.S. GAAP, has been recognized in retained earnings under Previous GAAP.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007 to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized under U.S. GAAP but was not recognized under Previous GAAP as the deferred purchase agreement did not qualify as an investment under the local statutes. This transaction was accounted as an acquisition of minority interest under U.S. GAAP and consequently goodwill of $4 million was recognized under U.S. GAAP with a corresponding increase in other liabilities of $5 million and decrease in minority interest by $1 million. Exchange fluctuation of $1 million was recorded consequent to this transaction.
  Stock compensation expense of $48 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Net carrying value of intangible assets amounting to $20 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $5 million in retained earnings when compared to Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Certain deferred tax credits amounting to $3 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Interest accrued on bank deposits amounting to $9 million has been reclassified from cash and cash equivalents to prepaid expenses and other assets in U.S. GAAP in the above reconciliation.

2.3.2 Reconciliation of equity as at March 31, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$2,058		–	$2,058
Investments in liquid mutual fund units	18		–	18
Trade account receivables, net of allowances	824		–	824
Unbilled revenue	120		–	120
Prepaid expenses and other current assets	107		–	107
Property, plant and equipment, net	1,022		–	1,022
Goodwill	150	4,6 and 7	22	172
Intangible assets, net	25	7	(25)	–
Deferred tax assets	68	7 and 9	6	74
Advance income taxes	55		–	55
Other assets	45		–	45
Total assets	$4,492		$3	$4,495
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$12		–	$12
Income taxes payable	101		–	101
Client deposits	1		–	1
Unearned revenue	71		–	71
Other current and non-current liabilities	397	1 and 9	465	862
Stockholders' equity
Common stock	64		–	64
Additional paid-in capital	718	2,3,4 and 5	(66)	652
Retained earnings	2,817	1,2,6,7 and 8	(385)	2,432
Accumulated other comprehensive income	311	3,5,7,8 and 9	(11)	300
Total stockholders' equity	3,910		(462)	3,448
Total liabilities and stockholders' equity	$4,492		$3	$4,495

Notes:

  Liability for dividends (including corporate dividend tax) of $456 million declared after the reporting period, not recognized under U.S. GAAP, have been recognized in retained earnings under Previous GAAP.
  Stock compensation expense of $51 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Recovery of Fringe Benefit Tax, including exchange fluctuations on other transactions, amounting to $2 million, imposed on employee stock options from employees were recognized through equity under U.S. GAAP was recognized through income under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Net carrying value of intangible assets amounting to $25 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $13 million in retained earnings when compared to Previous GAAP. Exchange fluctuation of $4 million, included in goodwill was recorded consequent to these transactions.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company's projected benefit obligation amounting to $9 million. This reduction, net of tax effects of $3 million, was recognized in other comprehensive income under U.S. GAAP. However, under Previous GAAP, the same was recognized under other current liabilities.

2.3.3 Reconciliation of equity as at March 31, 2009

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$2,167		–	$2,167
Trade account receivables, net of allowances	724		–	724
Unbilled revenue	148		–	148
Prepaid expenses and other current assets	81		–	81
Property, plant and equipment, net	920		–	920
Goodwill	116	3,5 and 6	20	136
Intangible assets, net	14	6	(14)	–
Deferred tax assets	83	6,8 and 9	5	88
Advance income taxes	54		–	54
Other assets	52		–	52
Total assets	$4,359		$11	$4,370
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$5		–	$5
Deferred tax liabilities	7		–	7
Income taxes payable	115		–	115
Client deposits	1		–	1
Unearned revenue	65		–	65
Other current and non-current liabilities	393	8	6	399
Stockholders' equity
Common stock	64		–	64
Additional paid-in capital	736	1,2,3, 4 and 10	(69)	667
Retained earnings	3,533	1,5,6,7 and 10	80	3613
Accumulated other comprehensive income	(560)	2,4,6,7,8 and 9	(6)	(566)
Total stockholders' equity	3,773		5	3,778
Total liabilities and stockholders' Equity	$4,359		$11	$4,370

Notes:

  Stock compensation expense of $52 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Recovery of Fringe Benefit Tax, including exchange fluctuations on other transactions amounting to $2 million, imposed on employee stock options from employees were recognized through equity under U.S. GAAP was recognized through income under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Net carrying value of intangible assets amounting $14 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $20 million in retained earnings when compared to Previous GAAP. Exchange fluctuation of $2 million was recorded in goodwill consequent to these transactions.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company's projected benefit obligation amounting to $9 million. This reduction, net of tax effects of $3 million, was recognized in other comprehensive income under U.S. GAAP. However, under Previous GAAP, the same was recognized under other current liabilities. The unamortized amount as at March 31, 2009 was $6 million.
  Certain deferred tax credits amounting to $1 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Fringe benefit tax expense of $1 million, including exchange fluctuation of $1 million, recognized under U.S. GAAP was not recognized under Previous GAAP.

2.3.4 Reconciliation of net income for the year ended March 31, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$4,176		–	$4,176
Cost of revenues	2,453	1	(1)	2,452
Gross profit	1,723		1	1,724
Selling and marketing expenses	230	1	(1)	229
General and administrative expenses	334	1	(1)	333
Amortization of intangible assets	8	2	(8)	–
Total operating expenses	572		(10)	562
Operating income	1,151		11	1,162
Other income, net	175		–	175
Income before income taxes	1,326		11	1,337
Provision for income taxes	171		–	171
Net income	$1,155		$11	$1,166

Notes:

  Stock compensation expense of $3 million, included in cost of revenues, selling and marketing expenses and general and administrative expenses $1 million each, recognized under U.S. GAAP was not recognized under Previous GAAP.
  Intangible assets acquired in business combination were recognized as separately identifiable assets under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $8 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.5 Reconciliation of net income for the year ended March 31, 2009

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$4,663		–	$4,663
Cost of revenues	2,698	1 and 2	(2)	2,696
Gross profit	1,965		2	1,967
Selling and marketing expenses	239		–	239
General and administrative expenses	351		–	351
Amortization of intangible assets	7	3	(7)	–
Total operating expenses	597		(7)	590
Operating income	1,368		9	1,377
Other income, net	101		–	101
Income before income taxes	1,469		9	1,478
Provision for income taxes	194		–	194
Net income	$1,275		$9	$1,284

Notes:

  Stock compensation expense of $1 million, included in cost of revenues recognized under U.S. GAAP was not recognized under Previous GAAP. The stock compensation expense included in selling and marketing and general and administrative expenses was less than $1 million.
  Fringe benefit tax expense of $1 million, included in cost of revenues, recognized under U.S. GAAP was not recognized under Previous GAAP.
  Intangible assets acquired in business combination were recognized as separately identifiable assets have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $7 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.4 Cash and cash equivalents

Cash and cash equivalents were as follows:

(Dollars in millions)
	As of March 31,
	2009	2008
Cash and bank deposits	$1,911	$1,737
Deposits with corporations	256	321
	$2,167	$2,058

Cash and cash equivalents as of March 31, 2008 include a restricted cash balance of $1 million. The restricted cash balance as of March 31, 2009 was less than $1 million. The restrictions are primarily on account of unclaimed dividends.

The deposits maintained by the Group with corporations are comprised of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

(Dollars in millions)
	As of March 31,
	2009	2008
Current Accounts
ABN Amro Bank, China	$1	$2
ABN Amro Bank account in U.S. dollars, China	3	–
Bank of America, Mexico	–	2
Bank of America, U.S.A	116	81
Citibank N.A., Australia	7	8
Citibank N.A., Czech Republic	–	1
Citibank N.A. account in Euro, Czech Republic	1	–
Citibank N.A. account in U.S. dollars, Czech Republic	1	1
Citibank N.A., Japan	–	1
Citibank N.A., Singapore	2	–
Deutsche Bank, Belgium	1	1
Deutsche Bank, Germany	1	1
Deutsche Bank, India	2	10
Deutsche Bank, Netherlands	–	1
Deutsche Bank, Poland	–	1
Deutsche Bank account in Euro, Poland	–	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Thailand	–	1
Deutsche Bank, United Kingdom	11	19
Deutsche Bank-EEFC account in Euro, India	5	8
Deutsche Bank-EEFC account in Swiss Franc, India	1	3
Deutsche Bank-EEFC account in United Kingdom Pound Sterling, India	–	4
Deutsche Bank-EEFC account in U.S. dollars, India	2	32
HSBC Bank, United Kingdom	2	1
ICICI Bank, India	4	6
ICICI Bank-EEFC account in Euro, India	–	1
ICICI Bank-EEFC account in United Kingdom Pound Sterling, India	1	1
ICICI Bank-EEFC account in U.S. dollars, India	8	4
National Australia Bank Limited, Australia	6	25
National Australia Bank Limited account in U.S. dollars, Australia	2	–
Royal Bank of Canada, Canada	1	3
	$178	$221
Deposit Accounts
Andhra Bank, India	16	-
Axis Bank, India	–	63
Bank of Baroda, India	163	125
Bank of India, India	–	125
Bank of Maharashtra, India	106	97
Barclays Bank, Plc. India	28	75
Canara Bank, India	157	29
Citibank N.A., Czech Republic	1	-
Corporation Bank, India	68	110
DBS Bank, India	5	-
HDFC Bank, India	–	112
HSBC Bank, India	56	63
ICICI Bank, India	110	256
IDBI Bank, India	108	125
ING Vysya Bank, India	10	5
National Australia Bank Limited, Australia	45	38
Punjab National Bank, India	95	6
Standard Chartered Bank, India	7	-
State Bank of Hyderabad, India	39	–
State Bank of India, India	416	250
State Bank of Mysore, India	99	-
Syndicate Bank, India	99	-
The Bank of Nova Scotia, India	69	37
Union Bank of India, India	17	-
Vijaya Bank, India	19	-
	$1,733	$1,516
Deposits with corporations
HDFC Limited, India	$256	$250
GE Capital Services India	–	71
	$256	$ 321
Total	$2,167	$2,058

2.5 Available-for-sale financial assets

Investment in liquid mutual fund units classified as available-for-sale assets are as follows:

(Dollars in millions)
	As of March 31,
	2009	2008
Cost	–	$18
Gross unrealized holding gains	–	-
Fair value	-	$18

2.6 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million is yet to be paid, as at March 31, 2009. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded. Considering the economic benefits expected to be obtained from the intellectual property rights the same have been fully amortised during the year.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million, of which $1 million was paid during the year ended March 31, 2009. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$3	–	$3
Net current assets	4	–	4
Deferred income tax liabilities	–	(1)	(1)
Intangible assets-Customer contracts	–	11	11
	$7	$10	$17
Goodwill			10
Total purchase price			$27

The amount of cash acquired from the above business acquisition was less than $1 million.

The contract strengthens Infosys BPO's presence in Europe and Asia, including new centres in Poland, Thailand and India and consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill. The identified intangible customer contracts are being amortized over a period of seven years, being management's estimate of the useful life of the asset.

2.7 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)
	As of March 31,
	2009	2008
Current
Rental deposits	$7	$6
Security deposits with service providers	7	8
Loans to employees	22	27
Prepaid expenses	7	8
Interest accrued and not due	1	47
Withholding taxes	33	3
Advance payments to vendors for supply of goods	3	3
Other assets	1	5
	$81	$107
Non-current
Loans to employees	$2	$2
Deposit with corporation	50	40
Prepaid gratuity benefit	–	3
	$52	$45
	$133	$152
Financial assets in prepayments and other assets	$125	$136

Withholding taxes primarily consist of input tax credits. Other assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business.

2.8 Property, plant and equipment

Property, plant and equipment consist of the following as of March 31, 2009:

(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$56	–	$56
Buildings	574	(106)	468
Plant and machinery	233	(103)	130
Computer equipment	243	(189)	54
Furniture and fixtures	153	(76)	77
Vehicles	1	–	1
Capital work-in-progress	134	–	134
	$1,394	$(474)	$920

Property, plant and equipment consist of the following as of March 31, 2008:

(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$57	–	$57
Buildings	489	(94)	395
Plant and machinery	217	(104)	113
Computer equipment	269	(211)	58
Furniture and fixtures	154	(86)	68
Vehicles	1	(1)	–
Capital work-in-progress	331	–	331
	$1,518	$(496)	$1,022

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2009:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2008	$57	$395	$113	$58	$68	–	$331	$1,022
Translation differences	(13)	(98)	(27)	(17)	(17)	–	(54)	(226)
Additions	12	205	87	68	55	1	(143)	285
Depreciation	–	(34)	(43)	(55)	(29)	–	–	(161)
Carrying value as at March 31, 2009	$56	$468	$130	$54	$77	$1	$134	$920

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2008:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2007	$40	$279	$85	$59	$51	–	$224	$738
Translation differences	2	22	6	5	5	–	17	57
Acquisition through business combination	–	–	–	3	–	–	–	3
Additions	15	122	57	52	37	–	90	373
Depreciation	–	(28)	(35)	(61)	(25)	–	–	(149)
Carrying value as at March 31, 2008	$57	$395	$113	$58	$68	–	$331	$1,022

The depreciation expense for the year ended March 31, 2009 and 2008 is included in cost of sales in the income statement.

Carrying value of land includes $22 million and $25 million as at March 31, 2009 and 2008, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties existing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $73 million and $166 million as of March 31, 2009 and 2008, respectively.

2.9 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)
	As of March 31,
	2009	2008
Carrying value at the beginning	$174	$152
Goodwill recognized on acquisition (Refer Note 2.6)	–	10
Translation differences	(39)	12
Carrying value at the end	$135	$174

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:

(Dollars in millions)
Segment	As of March 31,
	2009	2008
Financial services	$53	$67
Manufacturing	18	26
Telecom	2	3
Retail	44	56
Others	18	22
Total	$135	$174

The entire goodwill relating to Infosys BPO's acquisition of business during the year ended March 31, 2008, has been allocated to the 'Manufacturing' segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and average of the range of each assumption mentioned below. As at the date of transition to IFRS, there was no impairment of goodwill. Further, as at March 31, 2009, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8%-10%
Operating margins	17% -20%
Discount rate	13.3%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Gross carrying value at the beginning	$11	-
Customer contracts acquired (Refer Note 2.6)	–	11
Intellectual property rights acquired (Refer Note 2.6)	3	–
Translation differences	(3)	–
Gross carrying value at the end	$11	$11

Accumulated amortization at the beginning	–	–
Amortization expense	4	–
Accumulated amortization at the end	4	-
Net carrying value	$7	$11

The identified intangible customer contracts recognized consequent to the Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be gained. As of March 31, 2009, the customer contracts have a remaining amortization period of six years.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2009 was $4 million. For the year ended March 31, 2008, the aggregate amortization expense was less than $1 million.

Research and development expenses recognized in the income statement were $51 million and $50 million for the year ended March 31, 2009 and 2008, respectively.

2.10 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2009 were as follows:

(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	$2,167	–	–	–	$2,167	$2,167
Investments in non-marketable equity securities	–	–	2	–	2	–
Accumulated impairment on investment in non-marketable equity securities	–	–	(2)	–	(2)	–
Trade receivables	724	–	–	–	724	724
Unbilled revenue	148	–	–	–	148	148
Prepayments and other assets (Refer Note 2.7)	125	–	–	–	125	125
Total	$3,164	-	-	-	$3,164	$3,164
Liabilities:
Trade payables	–	–	–	$5	$5	$5
Derivative financial instruments	–	22	–	–	22	22
Client deposits	–	–	–	1	1	1
Employee benefit obligations (Refer Note 2.11)	–	–	–	69	69	69
Other current liabilities (Refer Note 2.13)	–	–	–	284	284	284
Total	-	$22	-	$359	$381	$381

The carrying value and fair value of financial instruments by categories as at March 31, 2008 were as follows:

(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	$2,058	–	–	–	$2,058	$2,058
Available-for-sale financial assets	–	–	18	–	18	18
Investments in non-marketable equity securities	–	–	3	–	3	–
Accumulated impairment on investment in non-marketable equity securities	–	–	(3)	–	(3)	–
Trade receivables	824	–	–	–	824	824
Unbilled revenue	120	–	–	–	120	120
Prepayments and other assets (Refer Note 2.7)	136	–	–	–	136	136
Total	$3,138	–	$18	–	$3,156	$3,156
Liabilities:
Trade payables	–	–	–	$12	$12	$12
Derivative financial instruments	–	29	–	–	29	29
Client deposits	–	–	–	1	1	1
Employee benefit obligations (Refer Note 2.11)	–	–	–	64	64	64
Other current liabilities (Refer Note 2.13)	–	–	–	291	291	291
Total	–	$29	–	$368	$397	$397

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In millions)
	As of March 31,
	2009	2008
Forward contracts
In U.S. dollars	278	586
In Euro	27	15
In United Kingdom Pound Sterling	21	3
Option contracts
In U.S. dollars	173	100
In United Kingdom Pound Sterling	–	8
In Euro	–	17

The company recognized a net loss on derivative financial instruments of $165 million for the year ended March 31, 2009, and a net gain on derivative financial instruments of $26 million during the year ended March 31, 2008, which are included in other income.

The foreign exchange forward contracts and options mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(Dollars in millions)
	As of March 31,
	2009	2008
Not later than one month	$68	$19
Later than one month and not later than three months	197	316
Later than three months and not later than one year	250	422
	$515	$757

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Interest income	$186	$169
Income from available-for-sale financial assets	1	2
	$187	$171

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market Risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company's operations are adversely affected as the rupee appreciates/ depreciates against these currencies.
The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)
	As of March 31,
	2009	2008
Aggregate amount of outstanding forward and option contracts	$515	$757
Losses on outstanding forward and option contracts	$22	$29

The outstanding foreign exchange forward and option contracts as at March 31, 2009 and 2008, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as at March 31, 2009:

(Dollars in millions)
	U.S dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$125	$8	$14	$59	$11	$217
Trade receivables	481	58	116	3	61	719
Unbilled revenue	77	14	19	3	20	133
Prepayments and other assets	3	–	1	–	1	5
Trade payables	(3)	–	–	–	(1)	(4)
Client deposits	(1)	–	–	–	–	(1)
Unearned revenue	(36)	(8)	(11)	(3)	(4)	(62)
Accrued expenses	(41)	(1)	(3)	(1)	(34)	(80)
Accrued compensation to employees	(31)	–	–	(2)	(4)	(37)
Other liabilities	(73)	(35)	(18)	(10)	(16)	(152)
	$501	$36	$118	$49	$34	$738

The following table analyzes foreign currency risk from financial instruments as at March 31, 2008:

(Dollars in millions)
	U.S dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$115	$13	$25	$71	$18	$242
Trade receivables	452	58	238	5	62	815
Unbilled revenue	52	15	31	3	16	117
Prepayments and other assets	9	1	22	–	(3)	29
Trade payables	(1)	–	–	–	(3)	(4)
Client deposits	–	(1)	–	–	–	(1)
Unearned revenue	(41)	(7)	(10)	(2)	(7)	(67)
Accrued expenses	(42)	(1)	(4)	(1)	(5)	(53)
Accrued compensation to employees	(9)	–	–	(2)	(3)	(14)
Other liabilities	(35)	(56)	(30)	(14)	(30)	(165)
	$500	$22	$272	$60	$45	$899

For the year ended March 31, 2009 and 2008, every percentage point depreciation/ appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.4% and 0.5%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit Risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $724 million and $824 million, as at March 31, 2009 and 2008, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)
	Year ended March 31,
	2009	2008
Revenue from top customer	6.9	9.1
Revenue from top five customers	18.0	20.9

Financial assets that are neither past due nor impaired

Cash and cash equivalents are neither past due nor impaired. These include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Of the total trade receivables $427 million as at March 31, 2009 and $478 million as at March 31, 2008 were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The company's credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(Dollars in millions)
	As of March 31,
Period (in days)	2009	2008
31 – 60	$248	$248
61 – 90	$36	$30
More than 90	$13	$68

The allowance for impairment in respect of trade receivables for the year ended March 31, 2009 and 2008, was $16 million and $11 million, respectively. The movement in the allowance for impairment in respect of trade receivables is as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Balance at the beginning	$10	$5
Translation differences	(2)	–
Impairment loss recognized	16	11
Trade receivables written off	(3)	(6)
Balance at the end	$21	$10

Liquidity Risk

As of March 31, 2009, the company had a working capital of $2,583 million including cash and cash equivalents of $2,167 million. As of March 31, 2008, the company had a working capital of $2,578 million including cash and cash equivalents of $2,058 million and available-for-sale financial assets of $18 million. As of March 31, 2009 and 2008, the company had no outstanding bank borrowings and accordingly, no liquidity risk is perceived.
The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2009:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	Total
Trade payables	$5	–	–	$5
Client deposits	1	–	–	1
Incentive accruals (Refer Note 2.11)	–	5	6	11
Other current liabilities (Refer Note 2.13)	$284	–	–	$284

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2008:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	Total
Trade payables	$12	–	–	$12
Client deposits	1	–	–	1
Incentive accruals (Refer Note 2.11)	5	5	6	16
Other current liabilities (Refer Note 2.13)	$291	–	-	$291

2.11 Employee benefit obligations

Employee benefit obligations comprise the following:

(Dollars in millions)
	As of March 31,
	2009	2008
Current
Compensated absence	$21	$17
Incentive accruals	–	5
	$21	$22
Non-current
Compensated absence	$37	$31
Incentive accruals	11	11
	$48	$42
	$69	$64

2.12 Provisions

Provisions comprise the following:

(Dollars in millions)
	As of March 31,
	2009	2008
Provision for post sales client support	$18	$13

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support is as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Balance at the beginning	$13	$5
Translation differences	(3)	–
Provision recognized	8	12
Provision utilized	–	(4)
Balance at the end	$18	$13

Provision for post sales client support for the year ended March 31, 2009 and 2008 is included in cost of sales in the income statement.

2.13 Other current liabilities

Other current liabilities comprise the following:

(Dollars in millions)
	As of March 31,
	2009	2008
Accrued compensation to employees	$107	$118
Accrued expenses	120	102
Withholding taxes payable	43	54
Retainage	11	13
Unamortized negative past service cost	6	9
Others	3	4
	$290	$300
Financial liabilities included in other current liabilities	$284	$291

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others consist of unclaimed dividends and amount payable towards acquisition of business.

2.14 Expenses by nature

(Dollars in millions)
	Year ended March 31,
	2009	2008
Employee benefit costs (Refer Note 2.15.4)	$2,456	$2,218
Depreciation and amortization charges(Refer Note 2.8 and 2.9)	165	149
Travelling costs	184	177
Consultancy and professional charges	141	119
Cost of software packages	77	56
Communication costs	54	52
Power and fuel	32	30
Repairs and maintenance	54	45
Commission	3	16
Branding and marketing expenses	19	19
Provision for post-sales client support (Refer Note 2.12)	8	12
Allowance for impairment of trade receivables (Refer Note 2.10)	16	11
Operating lease payments (Refer Note 2.18)	25	22
Others	55	91
Total cost of sales, selling and marketing expenses and administrative expenses	$3,289	$3,017

2.15 Employee benefits

2.15.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as at March 31, 2009 and 2008:

(Dollars in millions)
	As of March 31,
	2009	2008
Change in benefit obligations
Benefit obligations at the beginning	$56	$51
Actuarial gains	–	(2)
Service cost	11	14
Interest cost	3	4
Benefits paid	(5)	(6)
Plan amendments	–	(9)
Translation differences	(13)	4
Benefit obligations at the end	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$59	$51
Expected return on plan assets	4	4
Actuarial gains	–	1
Employer contributions	7	4
Benefits paid	(5)	(6)
Translation differences	(13)	5
Fair value of plan assets at the end	$52	$59
Funded status	–	$3
Prepaid benefit	–	$3

Net gratuity cost for the year ended March 31, 2009 and 2008, comprises the following components:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Service cost	$11	$14
Interest cost	3	4
Expected return on assets	(4)	(4)
Actuarial gains	–	(3)
Plan amendments	(1)	(1)
Net gratuity cost	$9	$10

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Cost of sales	$8	$9
Selling and marketing expenses	1	1
Administrative expenses	–	–
	$9	$10

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $6 million as at March 31, 2009 has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2008 are set out below:

	As of March 31,
	2009	2008
Discount rate	7.0%	7.9%
Rate of increase in compensation levels	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2009 and 2008 are set out below:

	Year ended March 31,
	2009	2008
Discount rate	7.9%	8.0%
Rate of increase in compensation levels	5.1%	5.1%
Rate of return on plan assets	7.9%	8.0%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2009 and 2008, the plan assets have been primarily invested in government securities. Actual return on assets for the year ended March 31, 2009 and 2008 was $4 million and $5 million, respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2009 and 2008 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute approximately $8 million to the gratuity trusts during fiscal 2010.

2.15.2 Superannuation

The company contributed $17 million and $11 million to the superannuation plan during the year ended March 31, 2009 and 2008, respectively. Since fiscal 2008, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Cost of sales	$15	$10
Selling and marketing expenses	1	1
Administrative expenses	1	–
	$17	$11

2.15.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company's actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the company is unable to exhibit the related information.

The company contributed $33 million and $30 million to the provident fund during the year ended March 31, 2009 and 2008, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Cost of sales	$29	$27
Selling and marketing expenses	2	2
Administrative expenses	2	1
	$33	$30

2.15.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Salaries and bonus	$2,396	$2,164
Defined contribution plans	20	13
Defined benefit plans	39	38
Share-based compensation	1	3
	$2,456	$2,218

The employee benefit cost is recognized in the following line items in the income statement:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Cost of sales	$2,177	$1,976
Selling and marketing expenses	179	153
Administrative expenses	100	89
	$2,456	$2,218

2.16 Equity

Share capital and share premium

Infosys has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in the income statement is credited to share premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consists of currency translation.

The company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2009, the company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.16.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.16.2 Dividends

The company declares and pays dividends in Indian Rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2009 and 2008 was $0.89 and $0.31, respectively.

2.16.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The amount distributed will be in proportion to the number of equity shares held by the shareholders.

2.16.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.17 Other income/ (expenses)

Other income/ (expenses) consist of the following:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Exchange gains/ (losses) on forward and options contracts	$(165)	$26
Exchange gains/ (losses) on translation of other assets and liabilities	71	(24)
Others	8	2
	$(86)	$4

Other income for the year ended March 31, 2009 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

2.18 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $25 million and $22 million for the year ended March 31, 2009 and 2008, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)
	As of March 31,
	2009	2008
Within one year of the balance sheet date	$16	$16
Due in a period between one year and five years	44	36
Due after five years	$14	$19

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.19 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan will end on June 11, 2009.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2009 and March 31, 2008 are set out below.

	Year ended March 31, 2009		Year ended March 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	1,530,447	$20	2,084,124	$21
Forfeited and expired	(158,102)	$38	(53,212)	$51
Exercised	(455,586)	$19	(500,465)	$19
Outstanding at the end	916,759	$18	1,530,447	$20
Exercisable at the end	916,759	$18	1,530,447	$20
1999 Plan:
Outstanding at the beginning	1,494,693	$29	1,897,840	$26
Forfeited and expired	(190,188)	$39	(117,716)	$44
Exercised	(378,699)	$13	(285,431)	$16
Outstanding at the end	925,806	$25	1,494,693	$29
Exercisable at the end	851,301	$23	1,089,041	$20

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2009 and March 31, 2008 were $36.17 and $40.81, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2009 and year ended March 31, 2008 were $33.65 and $40.66, respectively.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	431,762	1.58	$12	431,762	1.58	$12
16-30	428,997	1.39	$21	428,997	1.39	$21
31-45	46,720	0.32	$37	46,720	0.32	$37
46-60	9,280	0.10	$51	9,280	0.10	$51
61-83	–	–	–	–	–	–
	916,759	1.41	$18	916,759	1.41	$18
1999 Plan:
5-15	446,185	1.26	$10	446,185	1.26	$10
16-30	77,893	0.52	$19	77,893	0.52	$19
31-53	401,728	1.06	$42	327,223	0.75	$42
	925,806	1.11	$25	851,301	1.00	$23

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	621,953	2.45	$12	621,953	2.45	$12
16-30	746,834	1.93	$22	746,834	1.93	$22
31-45	101,880	0.94	$38	101,880	0.94	$38
46-60	29,860	0.65	$54	29,860	0.65	$54
61-83	29,920	0.87	$68	29,920	0.87	$68
	1,530,447	2.03	$20	1,530,447	2.03	$20
1999 Plan:
5-15	526,359	2.11	$11	526,359	2.11	$11
16-30	413,030	1.28	$20	413,030	1.28	$20
31-53	555,304	1.83	$53	149,652	0.95	$52
	1,494,693	1.78	$29	1,089,041	2.44	$20

Infosys BPO's 2002 Plan (the 2002 Plan) provides for the grant of share options to its employees and was approved by its Board of Directors and shareholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire in six months from the date of completion of last vesting.

The activity in the 2002 Plan during the year ended March 31, 2009 and 2008 are set out below.

	Year ended March 31,
	2009		2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning	–	–	2,200	$2.72
Forfeited and expired	–	–	(2,200)	$2.72
Exercised	–	–	–	–
Outstanding at the end	–	–	–	–
Exercisable at the end	–	–	–	–

The company recorded share-based compensation of $1 million and $3 million for the year ended March 31, 2009 and 2008, respectively.

2.20 Income taxes

Income tax expense in the income statement comprises:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Current income tax
Domestic	$153	$133
Foreign	68	88
	$221	$221
Deferred income tax
Domestic	(31)	(47)
Foreign	4	(3)
	$(27)	$(50)
Income tax expense	$194	$171

Entire deferred tax income for the year ended March 31, 2009 and March 31, 2008 relates to origination and reversal of temporary differences.

Income tax benefits of $2 million and $6 million on exercise of employee stock options have been recognized directly in equity for the year ended March 31, 2009 and 2008, respectively.

 A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Profit before income taxes	$1,475	$1,334
Enacted tax rates in India	33.99%	33.99%
Computed expected tax expense	$501	$453
Tax effect due to non-taxable income for Indian tax purposes	(325)	(282)
Tax reversals, net	(23)	(30)
Interest and penalties	1	11
Effect of unrecognized deferred tax assets	6	6
Effect of differential foreign tax rates	18	11
Effect of non-deductible expenses	6	–
Temporary difference related to branch profits	7	–
Others	3	2
Income tax expense	$194	$171

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. Certain of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by fiscal 2010. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2009, Infosys' U.S. branch net assets amounted to approximately $481 million. As of March 31, 2009, the company had not triggered the BPT. The company has recorded a deferred tax liability on its net assets in the United States, to the extent it intends to distribute its branch profits in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $166 million and $114 million as at March 31, 2009 and 2008, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2009 and 2008 is as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Net current income tax asset/ (liability) at the beginning	$(46)	$29
Translation differences	10	3
Income tax benefit arising on exercise of stock options	2	6
Income tax paid	194	137
Income tax expense	(221)	(221)
Net current income tax asset/ (liability) at the end	$(61)	$(46)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	March 31, 2009	March 31, 2008
Deferred income tax assets
Property, plant and equipment	$26	$23
Minimum alternate tax credit carry-forwards	56	44
Others	6	7
Total deferred income tax assets	88	74
Deferred income tax liabilities
Intangible asset	–	(1)
Temporary difference related to branch profits	(7)	–
Total deferred income tax liabilities	(7)	(1)
Deferred income tax assets	$81	$73

Deferred income tax assets to be recovered after more than 12 months	$81	$67
Deferred income tax liability to be recovered after more than 12 months	–	(1)
Deferred income tax assets to be recovered within 12 months	7	7
Deferred income tax liability to be recovered within 12 months	(7)	–
	$81	$73

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2009 and March 31, 2008 is as follows:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Net deferred income tax asset at the beginning	$73	$21
Translation differences	(19)	3
Acquisition of subsidiary	–	(1)
Credits relating to temporary differences	27	50
Net deferred income tax asset at the end	$81	$73

The credits relating to temporary differences during the year ended March 31, 2009 and 2008 are primarily on account of minimum alternate tax credit carry- forwards and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $56 million and $44 million has been recognized on the balance sheet as of March 31, 2009 and 2008, respectively, which can be carried forward for a period of seven years from the year of recognition.

The tax loss carry-forwards of $54 million as of March 31, 2009 and $45 million as of March 31, 2008 relating to a foreign subsidiary, for which no deferred income tax asset has been created, will expire at various dates through March 31, 2029, as it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

2.21 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2009	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	569,656,611	568,564,740
Effect of dilutive common equivalent shares - share options outstanding	972,970	1,908,547
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	570,629,581	570,473,287

Options to purchase 48,000 shares and 59,780 shares for the year ended March 31, 2009 and 2008, respectively, under the 1998 Plan and 401,728 shares and 550,592 shares for the year ended March 31, 2009 and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.22 Related party transactions

List of subsidiaries:

		Holding as at March 31,
Particulars	Country	2009	2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o **	Czech Republic	99.98%	99.98%
Infosys Sweden#	Sweden	–	–
P-Financial Services Holding B.V. *	Netherlands	–	99.98%
Infosys BPO (Poland) Sp.Z.o.o **	Poland	99.98%	99.98%
Pan Financial Shared Services India Private Limited *	India	–	99.98%
Infosys BPO (Thailand) Limited **	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd ***	Australia	100%	–
* During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly-owned subsidiaries Pan-Financial Shared Services Indian Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, during the three months ended March 31, 2009, Infosys BPO merged its wholly-owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the Karnataka and Tamil Nadu High court.
** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly-owned subsidiaries of Infosys BPO.
*** Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.
# On March 5, 2009, the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees' Welfare Trust	India	Employee Welfare Trust of Infosys
Refer Note 2.15 for information on transactions with post-employment benefit plans mentioned above.

Infosys has provided guarantee for performance of certain contracts entered into by Infosys BPO.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Salaries and other short-term employee benefits	$6	$4

2.23 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

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

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

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

2.23.1 Industry segments

(Dollars in millions)
Year ended March 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,582	$920	$844	$585	$732	$4,663
Identifiable operating expenses	657	393	310	241	289	1,890
Allocated expenses	418	243	221	154	197	1,233
Segment profit	507	284	313	190	246	1,540
Unallocable expenses						166
Operating profit						1,374
Other income						(86)
Finance income						187
Profit before income taxes						1,475
Income tax expense						194
Net profit						$1,281
Depreciation and amortization						$165
Non-cash expenses other than depreciation and amortization						$1

(Dollars in millions)
Year ended March 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,494	$615	$900	$492	$675	$4,176
Identifiable operating expenses	611	270	327	205	277	1,690
Allocated expenses	420	172	253	139	189	1,173
Segment profit	463	173	320	148	209	1,313
Unallocable expenses						154
Operating profit						1,159
Other income						4
Finance income						171
Profit before income taxes						1,334
Income tax expense						171
Net profit						$1,163
Depreciation and amortization						$149
Non-cash expenses other than depreciation and amortization						$3

2.23.2 Geographic segments

(Dollars in millions)
Year ended March 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,949	$1,230	$60	$424	$4,663
Identifiable operating expenses	1,232	492	14	152	1,890
Allocated expenses	780	325	15	113	1,233
Segment profit	937	413	31	159	1,540
Unallocable expenses					166
Operating profit					1,374
Other income					(86)
Finance income					187
Profit before income taxes					1,475
Income tax expense					194
Net profit					$1,281
Depreciation and amortization					$165
Non-cash expenses other than depreciation and amortization					$1

(Dollars in millions)
Year ended March 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,589	$1,172	$55	$360	$4,176
Identifiable operating expenses	1,094	452	11	133	1,690
Allocated expenses	727	329	16	101	1,173
Segment profit	768	391	28	126	1,313
Unallocable expenses					154
Operating profit					1,159
Other income					4
Finance income					171
Profit before income taxes					1,334
Income tax expense					171
Net profit					$1,163
Depreciation and amortization					$149
Non-cash expenses other than depreciation and amortization					$3

2.23.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2009 and 2008.

2.24 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company's management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.25 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $42 million, including interest of $9 million, upon completion of their tax review for fiscal 2004 and fiscal 2005. The demands for fiscal 2004 and fiscal 2005 were received during fiscal 2007 and fiscal 2009, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand related to fiscal 2004 and 2005 is pending before the Commissioner of Income Tax (Appeals), Bangalore.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for impairment of trade receivables

(Dollars in millions)
Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2009	$10	(2)	$16	$(3)	$21
Fiscal 2008	$5	–	$11	$(6)	$10

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1

Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
******11.1	Code of Ethics for Principal Executive and Senior Financial Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
*******15.5	Nomination Committee Charter
******15.6	Whistleblower Policy
*******15.7	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR(File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
***

Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.

****	Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 6-K filed on August 4, 1999.
*****	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on April 25, 2005.
******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on May 13, 2003.
*******	Incorporated by reference to Exhibits filed with Registrant's Annual Report on Form 20-F filed on May 2, 2007.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOSYS TECHNOLOGIES LIMITED

By: / s / S. GOPALAKRISHNAN

S. Gopalakrishnan
Chief Executive Officer