Form 20-F
period 2010-03-31
INFOSYS TECHNOLOGIES LTD
filed 2010-04-30
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended March 31, 2010

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

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 570,991,592 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI, which was Rs. 44.90 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

This Annual Report on Form 20-F includes statistical data about the IT industry that comes from information published by sources including Forrester Research, Inc., providers of market information and strategic information for the IT industry and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of Forrester, NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the three years ended March 31, 2010 and the summary consolidated balance sheet data as of March 31, 2010, 2009 and 2008 have been prepared and presented in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS) and have been derived from our audited consolidated financial statements and related notes. Historical results are not necessarily indicative of future results.
(Dollars in millions, except share data)
Comprehensive Income Data	Fiscal Year ended March 31,
	2010	2009	2008

Revenues	$4,804	$4,663	$4,176
Cost of sales	2,749	2,699	2,453
Gross profit	2,055	1,964	1,723
Operating expenses:
Selling and marketing expenses	251	239	230
Administrative expenses	344	351	334
Total operating expenses	595	590	564
Operating profit	1,460	1,374	1,159
Other income, net	209	101	175
Profit before income taxes	1,669	1,475	1,334
Income tax expense	356	194	171
Net profit	$1,313	$1,281	$1,163
Earnings per equity share:
Basic ($)	2.30	2.25	2.04
Diluted ($)	2.30	2.25	2.04
Weighted average equity shares used in computing earnings per equity share:
Basic	570,475,923	569,656,611	568,564,740
Diluted	571,116,031	570,629,581	570,473,287
Cash dividend per Equity Share ($)*	0.48	0.89	0.31
Cash dividend per Equity Share (Rs.)*	23.50	37.25	12.50
* Excludes corporate dividend tax and converted at the monthly exchange rate in the month of declaration of dividend.

(Dollars in millions, except share data)
Balance Sheet Data	As of March 31,
	2010	2009	2008
Cash and cash equivalents	$2,698	$2,167	$2,058
Available-for-sale financial assets	569	–	18
Investments in certificates of deposit	265	–	–
Net current assets	3,951	2,583	2,578
Non-current assets	1,487	1,249	1,381
Total assets	6,148	4,369	4,508
Non- current liabilities	77	48	43
Total equity	$5,361	$3,784	$3,916

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2010, 2009 and 2008, U.S. dollar denominated revenues represented 73.3%, 71.1% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 9.2%, 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 6.9%, 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 5.8%, 4.6% and 4.8% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low
	Rs.	Rs.	Rs.	Rs.
2010	44.90	47.26	50.57	44.87
2009	50.72	46.54	52.00	39.88
2008	40.02	40.00	43.05	38.48

The following table sets forth the high and low exchange rates for the previous six months and is based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the FEDAI.

Month	High	Low
	Rs.	Rs.
March 2010	46.02	44.87
February 2010	46.71	45.97
January 2010	46.49	45.36
December 2009	46.84	46.15
November 2009	47.17	46.12
October 2009	47.88	45.79

On April 30, 2010, the fixing rate in the City of Mumbai for cash transfers in Indian rupees as published by FEDAI was Rs. 44.44.

The exchange rates for month-end and period-end reporting purposes have been based on the FEDAI rates. We believe that exchange rates published by FEDAI are more representative of market exchange rates than exchange rates published by individual banks. However, FEDAI does not publish exchange rates on a daily basis, and in the absence of availability of daily exchange rates from FEDAI, we utilize exchange rates from Deutsche Bank, Mumbai, for daily transactions in the ordinary course of business.

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

Our revenues and profitability have grown rapidly in recent years until the onset of the global economic slowdown in 2008, and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

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
  the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and material contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.
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
  currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $9 million in costs for visas in the three months ended December 31, 2009, compared to $3 million in the three months ended September 30, 2009.

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

Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

During fiscal 2010, there was significant volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was Rs. 44.90 as of March 31, 2010, as against Rs. 50.72 as of March 31, 2009. Exchange rate fluctuations and our hedging activities have in the past adversely impacted, and may in the future adversely impact, our operating results.

Increased selling and marketing expenses, and other operating expenses in the future, as well as fluctuations in foreign currency exchange rates including, in particular, the appreciation of the rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure and decreased employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. According to the U.S. and Global I.T. Market Outlook: Q1 2010, an independent report published by Forrester Research, Inc. in April 2010, it is estimated that in 2009, purchases of IT goods and services by global businesses and governments declined by 8.8% over the previous year.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our billing rates. For instance, during the three months ended March 31, 2010, our onsite and offshore billing rates, other than for business process management, decreased by 0.6% and 2.6% when compared to the three months ended December 31, 2009.

In addition to seeking reduced billing rates, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may reduce our revenues, or result in the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending, reductions in billing rates, increased credit risk and extended credit terms arising from or related to the global economic slowdown have in the past adversely impacted, and may in the future may adversely impact, our revenues, gross profits, operating margins and results of operations.

Further, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, for fiscal 2010, our utilization rate for technology professionals, including trainees, was approximately 67.5%, as compared to 68.9% during fiscal 2009. This decrease in employee utilization rates has adversely affected our profitability for fiscal 2010, and any further decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, particularly if accompanied by pricing pressure, may adversely impact our results of operations.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. Our failure to meet a client's expectations in such consolidation projects may adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

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

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or these industries may affect our business.

In fiscal 2010, fiscal 2009 and fiscal 2008, approximately 65.8%, 63.2% and 62.0% of our revenues were derived from projects in North America. In the same periods, approximately 23.0%, 26.4% and 28.1% of our revenues were derived from projects in Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States and/or European economy remains weak or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In fiscal 2010, fiscal 2009 and fiscal 2008, we derived approximately 34.0%, 33.9% and 35.8% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. The subprime mortgage crisis and the resultant turbulence in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Further, if the economy of the United States does not recover as rapidly as expected or at all, any lingering weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In fiscal 2010, fiscal 2009 and fiscal 2008, we derived approximately 34.0%, 33.9% and 35.8% of our revenues from clients in the financial services industry, 16.1%, 18.1% and 21.6% of our revenues from clients in the telecommunications industry and about 13.3%, 12.5% and 11.8% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the U.S. economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2010, fiscal 2009 and fiscal 2008. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of March 31, 2010, we had outstanding forward contracts of $267 million, Euro 22 million, United Kingdom Pound Sterling 11 million and Australian dollar $3 million and option contracts of $200 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

Additionally, our hedging activities have also contributed to increased losses in recent periods due to volatility in foreign currency markets. For example, in fiscal 2009, we incurred losses of $165 million in our forward and option contracts. These losses, partially offset by gains of $71 million as a result of foreign exchange translations during the same period, resulted in a total loss of $94 million related to foreign currency transactions, which had a significant and adverse effect on our profit margin and results of operations. If foreign currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India recommended that India move to increased capital account convertibility over the next few years and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During fiscal 2010, we derived 26.7% of our revenues in currencies other than the U.S. dollar including 9.2%, 6.9% and 5.8% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. For the year ended March 31, 2010, the U.S. dollar depreciated against a majority of the currencies in which we transact business, with the U.S. dollar depreciating by 5.6%, 1.5% and 33.3% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively. These cross currency fluctuations adversely impacted our reported revenues for fiscal 2010 and may adversely impact our reported revenues in future periods.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert Indian rupee proceeds into U.S. dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for, obtain new projects and expand our business will be impaired and our revenues could decline.

We believe that there is significant worldwide competition for skilled technology professionals. Additionally, technology companies, particularly in India, have recently increased their hiring efforts. Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies may affect our ability to hire an adequate number of skilled and experienced technology professionals and may have an adverse effect on our business, results of operations and financial condition.

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For instance, our attrition rate for fiscal 2010 was 13.4% compared to our attrition rate for fiscal 2009, which was 11.1%, without accounting for attrition in Infosys BPO or our other subsidiaries. We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. Our inability to motivate and retain technology professionals may have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation requiring employers to give preferential hiring treatment to underrepresented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

We may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to redeploy and retrain our technology professionals may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2006 and March 31, 2010 our total employees grew from approximately 52,700 to approximately 113,800. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:
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
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V., certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2010, fiscal 2009 and fiscal 2008, our largest client accounted for 4.6%, 6.9% and 9.1% of our total revenues, respectively, and our five largest clients together accounted for 16.4%, 18.0% and 20.9% of our total revenues, respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

The recent credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive, and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are automatically and unfairly dismissed as a result of "service provision changes", which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our Board and the management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For example, on July 9, 2009, Nandan M. Nilekani stepped down as the Co-Chairman of the Company’s Board of Directors to undertake a role with the Government of India. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2010, fiscal 2009 and fiscal 2008, revenues from fixed-price, fixed-timeframe projects accounted for 38.5%, 35.4% and 31.0% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients in order to give our clients the flexibility to pay as they use our services.

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

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

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
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
  Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

In connection with our Annual Report on Form 20-F for fiscal 2010, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2010, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, during 2009 and continuing into 2010, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.

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

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 63 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

Although we generally attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Recently, many of our clients have been seeking more favorable terms from us in our contracts with them, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. The inclusion of such terms in our client contracts, particularly where they relate to our attempt to limit our contractual liability for damages, may increase our exposure to liability in case of our failure to perform services in a manner required under the relevant contracts.  Further, any damages resulting from such failure, particularly where we are unable to recover such damages in full from our insurers, may adversely impact our business, revenues and operating margins.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2010, we had contractual commitments of approximately $67 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2010, fiscal 2009 and fiscal 2008, we earned 4.2%, 3.9% and 3.6% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our Board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 13.0% of our issued equity shares as of April 29, 2010. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, Infosys BPO completed the acquisition of McCamish Systems LLC. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us, or at all. For instance, on August 25, 2008, we announced a recommended cash offer of approximately £407.1 million for the issued and to be issued share capital of Axon Group plc, or Axon, a company listed on the London Stock Exchange. On September 26, 2008, the Axon Board informed us of a higher competing offer for Axon and subsequently, announced the withdrawal of its recommendation of our offer and its intent to unanimously recommend the higher competing offer. After careful consideration, on October 10, 2008, we announced that we would not increase the price of our original offer and, consequently, on October 20, 2008, Axon announced that it would focus on implementing the competing offer. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and our growth prospects.

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

Further, if we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

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

Currently, we benefit from the tax incentives the Government of India provides to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP tax holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units, the tax holiday will expire by the end of fiscal 2011.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays, including on account of non-extension of the tax holidays relating to STPs in India, would likely increase our effective tax rates significantly, and have a material and adverse effect on our net income.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease of $116 million, $325 million and $282 million in our income tax expense for fiscal 2010, fiscal 2009 and fiscal 2008 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, the Finance Act, 2007, included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2010, is 15% (excluding a surcharge and education cess) on our book profits determined after including income eligible for deductions under Section 10A of the Indian Income Tax Act. Through the Finance Bill, 2010 the rate of MAT is proposed to be increased to 18% (excluding a surcharge and education cess). The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, our net income and cash flows for intervening periods could be adversely affected.

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

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local and municipal tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, currently, a vast majority of our workforce consists of Indian nationals, we expect to increase hiring in other jurisdictions, including the United States and Europe. Any such recruitment of foreign nationals is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident alien employees would adversely impact our results of operations.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Typically, we typically undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition.

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

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As of March 31, 2010, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,900 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,800 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Some of our software development centers located at Chandigarh, Chennai, Mangalore, Pune and Trivandrum currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 15 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. During fiscal 2004, we established Infosys China also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In fiscal 2008, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. Also, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. In fiscal 2010, we established a wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA in Brazil to provide information technology services in Latin America.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2010, we employed approximately 113,800 employees worldwide, and approximately 22,700 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

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

Holders of ADSs are subject to the Securities and Exchange Board of India’s Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of  5%, 10%, 14%, 54% or 74% (or more, in each case) of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires any person holding more than 15% and less than 55% of the shares or voting rights in a company to disclose to the Company and to the stock exchanges on which the equity shares of the company are listed, the sale or acquisition of 2% or more of the shares or voting rights of the company and his revised shareholding to the company within two days of such acquisition or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). Holders of our ADSs would be subject to these notification requirements based on the thresholds prescribed under the Takeover Code.

Within 4 days of the acquisition of or entering into an agreement (whether written or otherwise) to acquire 15% or more of such shares or voting rights, or a change in control of the company by an acquirer along with persons acting in concert, the acquirer is required to make a public announcement to the other shareholders offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires or agrees to acquire more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of or agreement to acquire (other than the acquisition of up to 5% of the shares or voting rights of the company on the stock market subject to the post-acquisition holding being less than 75% of the shares or voting rights of the company) outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

Previously, the Takeover Code contained a specific exemption from the above requirements in relation to instruments (such as ADSs) which were convertible into equity shares of a company. However, on November 6, 2009, SEBI amended the Takeover Code. Pursuant to this amendment, the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company would be triggered where holders of such convertible instruments are entitled to exercise voting rights in respect of the shares underlying the instruments, upon the acquisition of such convertible instruments that entitle the holder to more than 15% of the shares or voting rights in the company. Under the terms of our Depositary Agreement, holders of our ADSs are entitled to voting rights. These provisions could therefore materially and adversely impact our ADS holders.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive, time consuming and may divert our management's attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than Infosys, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

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

It is possible that any required approval from the Reserve Bank of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

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

Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically over the past several years, particularly through the use of Internet forums and blogs. Any negative media coverage in relation to our business, regardless of the factual basis for the assertions being made, may adversely impact our reputation. Responding to allegations made in the media may be time consuming and could divert the time and attention of our senior management from our business. Any unfavorable publicity may also adversely impact investor confidence and result in sales of our equity shares and ADSs, which may lead to a decline in the share price of our equity shares and our ADSs.

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

Item 4. Information on the Company

COMPANY OVERVIEW

We define, design and deliver IT enabled business solutions for our clients. We believe that our solutions provide strategic differentiation and operational efficiency to our clients.

Our comprehensive end-to-end business solutions leverage technology for our clients. Our suite of business solutions includes business and technology consulting, custom application development, infrastructure management services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering and lifecycle solutions, systems integration, validation solutions and Software-as-a-Service related solutions. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing.

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

Our revenues grew from $4,176 million in fiscal 2008 to $4,804 million in fiscal 2010, representing an annualized growth of 7.3%. Our net income grew from $1,163 million to $1,313 million during the same period, representing an annualized growth of 6.3%. Between March 31, 2008 and March 31, 2010, our total employees grew from approximately 91,200 to approximately 113,800, representing a compound annualized growth rate of approximately 11.7%.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remaining among the industry's leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also each included a public offering without listing in Japan, or POWL. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

Infosys BPO is our majority-owned and controlled subsidiary. Infosys Australia, Infosys Brazil, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden and Infosys Public Services, are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2010, 2009 and 2008, we spent $143 million, $285 million and $373 million, respectively, on capital expenditure. As of March 31, 2010, we had contractual commitments of approximately $67 million for capital expenditure. These commitments included approximately $53 million in domestic purchases and $14 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million.

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

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, during the year ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, via a scheme of amalgamation sanctioned by the High Courts of Karnataka and Tamil Nadu.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

During the year ended March 31, 2009, the Company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

On August 7, 2009 the Company incorporated a wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. On August 19, 2009 Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. Additionally, on October 9, 2009 the Company incorporated a wholly-owned subsidiary, Infosys Public Services, Inc.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. According to the U.S. and Global I.T. Market Outlook: Q1 2010, an independent report published by Forrester Research, Inc. in April 2010, purchases of IT goods and services by global businesses and governments are estimated to grow by 7.7% in calendar year 2010, when calculated in U.S. dollars.

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

The India Advantage

India is widely recognized as the premier destination for offshore technology services.

According to the NASSCOM Strategic Review 2010, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 5.8 percent in fiscal 2010, to record revenues of $27.3 billion. According to the NASSCOM Strategic Review 2010, BPO exports from India are estimated to have grown by 6 percent in fiscal 2010 to record revenues of $12.4 billion. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2009, of the 460 appraisals conducted in India, approximately 172 companies were appraised at SEI-CMMi Level 5, higher than any other country in the world. SEI-CMMi is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMMi assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2010 indicates that India offers the lowest cost of delivery as compared to other offshore locations, with certain cities in India offering savings of about 70 percent over source locations.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2010, the total graduate outturn in India has more than doubled in the last decade, with an additional 3.7 million students expected to have graduated from Indian universities in fiscal 2010, including a technical graduate outturn of over 571,000.

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

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business. We bring together our expertise in consulting, IT services and BPO to create solutions that allow our clients to increase their customer loyalty through faster innovation and delivery, to restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and to become more competitive. Our suite of comprehensive, end-to-end business solutions leveraging technology enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses business and technology consulting, custom application development, infrastructure management services, maintenance and production support, package-enabled consulting and implementation including enterprise solutions, product engineering and lifecycle solutions, systems integration, validation solutions and Software-as-a-Service (SaaS) related solutions. Through Infosys BPO, we provide business process management services. Through our consulting group and software engineering and technology lab, we research, develop and engineer new solutions tailored for our clients and their respective industries. Through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven Global Delivery Model. We have a highly evolved Global Delivery Model which enables us to execute services where it is most cost effective and sell services where it is most profitable. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our leadership position in the industry.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project and program management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Our Australia, Bangalore and Shanghai centers have been assessed at SEI-CMMi Level 5. Certifications we have received include TL 9000, ISO 9001:2008, AS EN 9100, ISO 20000, ISO 27001 and ISO 13485. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

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

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 12 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 83 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 63 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Brazil, Canada, China, Japan, Mauritius, Mexico, Poland, Philippines, Thailand and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2008 and March 31, 2010, our total employees grew from approximately 91,200 to approximately 113,800.

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

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach, particularly in Europe. We intend to further increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Brazil and Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2010, we received approximately 400,800 employment applications, tested approximately 77,000 applicants, interviewed approximately 61,000 applicants and extended offers of employment to approximately 26,200 applicants. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility, the Infosys Global Education Center, in our campus in Mysore, India to further enhance our employee training capabilities. The Infosys Global Education Center can train approximately 14,000 employees at a time.

Continue to Enhance our Engagement Models and Offerings. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. We believe that there are certain business trends that will prove to be critical in defining the success of enterprises in the future, such as increasingly digital consumers, the growth of emerging economies, environmental sustainability concerns, the desire to create smarter organizations, new commercial opportunities, improvements in healthcare and pervasive computing. We seek to align our offerings to enable our clients to take advantage of these trends. In recent years, we have also added new services offerings to our portfolio and have extended our capability to areas such as Platform-Based Solutions and SaaS. We also established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services, energy and utilities, healthcare and life sciences, manufacturing, media and entertainment, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and we plan to provide our services to new industries in the future.

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We also instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery, or ACM, for the recognition of young scientists and system developers whose contemporary innovations have an impact on the computing field. Additionally, in February 2009, the Infosys Science Foundation had instituted an annual award of Rs. 5 million each in five categories to honor outstanding contributions and achievements by Indians across various sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. For example, in December 2009, through Infosys BPO, we acquired US-based business process solutions provider McCamish Systems LLC to enhance our capability to deliver end-to-end business solutions for the insurance and financial services industries.

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

For the past 19 years, we have successfully executed projects at our global development centers. We have 63 global development centers, of which 30 are located in India, 15 are in North America, 11 are in the Asia-Pacific region and 7 are in Europe. Our largest development centers are located in India. Approximately 75.8% of the total billed person-months for our services rendered during fiscal 2010 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

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

OUR END-TO-END SOLUTIONS

We provide comprehensive business solutions that leverage technology and our domain expertise to help our clients gain market differentiation and competitive advantage. Our service offerings include business and technology consulting, custom application development, infrastructure maintenance services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering solutions and product lifecycle management, systems integration, re-engineering, independent testing and validation solutions, business process management services and newer solutions such as Software-as-a-Service (SaaS) related solutions.

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

We complement our industry expertise with specialized support for our clients. We also leverage the expertise of our various Centers of Excellence and our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. Our project delivery focus is supplemented by our knowledge management system that enables us to leverage existing solutions across our company, where appropriate, and develop in-house tools for project management and software life-cycle support. We believe that these processes, methodologies, knowledge management systems and tools reduce the overall cost to the client, mitigate project-related risks, enhance the quality of our offerings and allow our clients to improve the time-to-market for their solutions.

Our engagements with clients generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, product engineering, package enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2010.

Custom Application Development

We provide customized software solutions for our clients. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular so as to facilitate enhancements and extensions. We create new applications or enhance the functionalities of our clients' existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process including defining requirements, designing, prototyping, programming and module integration, user acceptance testing, user training, installation and maintenance and support of these systems.

We perform system design and software coding and run pilots primarily at our global development centers, while activities relating to the defining of requirements, transition planning, user training, user acceptance testing and deployment are performed at the client's site. Our application development services span the entire range of mainframe, client server, Internet and mobile technologies. An increasing proportion of our application development engagements are related to emerging platforms such as Microsoft's .Net or open platforms such as J2EETM and Linux®.

As an example, we were engaged by a client who administers an insurance program in the United States, to develop a web application enabling the employees of the client’s end customer to enroll for insurance services. The key objectives of the project were to optimize the response time to ensure 100 percent system availability during peak seasons and to create an intuitive and user-friendly system. Using our performance-driven development approach, we assisted our client in deploying a system with improved performance on all required parameters, including significantly enhancing the capacity of the system to handle multiple concurrent users. The re-architected application helped our client improve their business performance by efficiently handling significantly higher volumes of enrollment over previous years.

Maintenance and Production Support

We provide maintenance services for our clients' large software systems that cover a wide range of technologies and businesses. We take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes and global shared services centers, allows our clients to reduce recurring maintenance costs and focus on strategic business initiatives. We have also invested in knowledge management and internal development of software processes and tools to increase automation of our delivery systems and thereby enhance their productivity.

While we perform most of the maintenance work at our global development centers using secure communication links to our client's systems, we also maintain a team at the client's facility to coordinate certain key interface and support functions and provide any critical on-site support that may be required. Our teams leverage the best of our Global Delivery Model capabilities, including our tools and processes to provide added value to our clients.

As an example, we partnered with an investment banking firm with the objective of supporting its trade clearances and settlement systems and improving the efficiency of its application management processes globally, while reducing costs. We followed a three-phased approach, where Phase 1 focused on providing a 24x7 service window while ensuring a smooth transfer of support from the client’s internal IT team to our team. Phase 2 focused on synchronizing the support process using industry frameworks such as CMMI® and Information Technology Infrastructure Library (ITIL®). Phase 3 focused on the realization of synergies by eliminating multiple support locations. Over a period of about three years, we enabled the client to transform its support processes, significantly reduce incidents and achieve significant annual savings despite a three-fold increase in transaction volumes.

In another instance, a leading pharmaceutical company required maintenance support for a range of IT applications catering to various business functions, including manufacturing, human resources, finance and other enabling functions. Over a period of 12 months, our team of about 225 members worked with the client's IT and business teams from multiple locations in Europe and the United States to maintain these applications based on well defined service levels. We also helped the client build a global shared services structure to consistently deliver high quality services to its end users through the standardization of processes across multiple business areas and continuous improvement to the portfolio. The new structure enabled the client's business units to service their end customers more effectively by ensuring better service delivery across geographies and time zones and improved budgeting and system optimization.

Package Enabled Consulting and Implementation

We provide solutions to help our clients implement and utilize software packages developed by third party vendors. Our solutions largely relate to product suites from SAP and Oracle and also extend to certain product suites from IBM, Microsoft, Pegasystems, SalesForce, Software AG and TIBCO. Our portfolio of services includes supporting the evaluation of these packages, providing training and support in their implementation and global roll-out and supporting their upgrades and maintenance on an ongoing basis. Our service offerings also enable business transformation by leveraging packaged software through consulting activities relating to process re-engineering, re-designing of application architecture and organization change management. We provide services to clients in areas such as customer relationship management, supply chain management, human capital management, corporate performance management and business analytics, business process management and enterprise application integration. In response to changing business requirements, we also offer platform based business process outsourcing services in functions such as human resources, procurement and order management.

As an example, a large North American manufacturing company intended to integrate the various enterprise resource planning (ERP) systems it had added through acquisitions in previous years and enable intelligent real-time reporting to assist in effective decision-making. Our team of 24 consultants implemented an SAP solution for the client over a nine month period. Our solution helped the client significantly reduce the closing time for reporting, thus improving responsiveness to market demands. We also enabled real-time visibility by integrating all of the client’s ERP systems.

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

•
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

•
Information Technology Strategies – We offer strategic consulting in relation to IT infrastructure assessment, IT cost reduction, IT transformation, merger integration and IT organizational development.

•
Technical Architecture and Design – We provide technical advice and services in relation to IT architecture, hardware and software design, migration planning, institution-wide IT implementation planning and technology roadmap development.

•
Product Innovation – We help clients innovate and improve their product lifecycle through co-creation and innovation networks, ideation accelerators, concept labs, launch centers, product effectiveness analysis and product lifecycle management-enabled transformation.

•
Next Generation Commerce – We help clients deliver more value to, and derive more value from, clients through multi-channel customer experience analysis, customer data collection and use, and sales and marketing process redesign.

•
Learning and Complex Change – We help clients solve their people and organizational problems through our offerings relating to customized organizational change management, change management integration, training program design, development and delivery, human resources transformation and human resources value enhancement.

Our offerings are complemented by our Value Realization Method (VRM) for measuring business value created during a business transformation program. Through VRM, we assist our clients in quantifying the expected value (using free cash flow) derived by measuring key processes and help guide design decisions that ultimately measure the long-term success of a business transformation program. In addition our proprietary IMPACTTM framework helps us organize our work to minimize delivery risk in large scale business transformation programs and allows our consultants to collaborate in a seamless and integrated manner globally.

For example, we were recently selected as a business transformation partner by a leading publisher of information and solutions for professional users. The engagement is intended to transform the client’s core research business into a customer-focused business model, underpinned by a flexible ‘enterprise’ business processes and system platform that would be capable of effectively supporting the new business model. As part of the initial phase of this engagement, Infosys Consulting utilized its IMPACTTM framework to map out the transformation approach, its VRM to focus the process redefinition and system configuration efforts on the critical elements and the Value Diagram and Decision Framework within its VRM to prioritize the decisions that needed to be made and bring a value focused discipline to that decision-making. Using this approach, we have identified 10 key operational levers whose value for the program is estimated to result in significant benefits. The new business model and associated business platform are currently in the testing phase.

OTHER SOLUTIONS

Validation Services

We offer comprehensive testing solutions, including test strategy consulting, setting up dedicated test organizations, enterprise test management, business process testing, test environment hosting and management, test automation and performance benchmarking. These solutions are provided across various industry verticals in relation to custom application engagements, software products and packaged software. Our solutions are designed to help clients' technology systems meet required quality standards within a fixed time and at minimal cost and ensure the delivery of improvements to clients in a predictable manner. Our service professionals are trained on a five dimensional framework that covers industry domains, testing methodologies, quality processes, project management and technology.

As an example, a leader in the oil and gas industry engaged us to upgrade a complex SAP suite covering multiple functional areas (including sales, materials/ warehouse management, supply chain management, human capital management, finance, production and plant maintenance) that had been deployed across 90 countries. The client also required a centralized Testing Center of Excellence (TCoE) that would be scalable to meet the future testing needs of their SAP and other IT programs. Initially, we established a large centralized SAP TCoE for the upgrade program within the allocated budget and stipulated timelines. The centralized TCoE was later extended to all ongoing IT projects of the client. Over the last two years of this engagement, we have successfully developed a coherent validation strategy for this complex implementation, introduced automation in testing and delivered high-quality implementation of SAP and other IT programs.

Product Engineering and Lifecycle Solutions

We provide engineering solutions across the product lifecycle, ranging from product conceptualization to product realization and maintenance. Our offerings span across diverse industry verticals including automotive, aerospace, banking, chemicals, consumer products, energy, engineering, technology (hardware and software), medical devices, pharmaceuticals, retail, telecommunications and utilities. Our solution offerings include research and development services, product conceptualization and design, development of mechanical, electronic and embedded software systems, product testing and validation, prototyping and sourcing, process automation and controls, manufacturing execution, plant engineering and internationalization, knowledge-based engineering and professional services and support and customer care for products. We also provide solutions relating to product strategy and process consulting, lean engineering and green engineering.

As an example, a global retailer with supply chain partners spread across three continents faced issues relating to ineffective collaboration in its product development process. We were engaged by the client to deploy an end-to-end product lifecycle management solution, and our involvement extended from the defining of requirements through to system implementation. We developed a system that was rolled out across the client’s various product lines, locations and supply chain partners and which provided a seamless exchange of product information among the relevant stakeholders. The client experienced improved collaboration with its value chain partners and a significant reduction in the time required to complete product development cycle time, enabling the client’s teams to focus on product and packaging development.

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and specific functional horizontal processes. Infosys BPO's industry-specific service offerings include the following:

•
Banking and Capital Markets: credit card operations, collections, banking operations, mortgage and loan account servicing, payments processing, trade clearing and settlement services, registrar and transfer agency services, fund administration and reporting, reference data management, hedge fund servicing and platform solutions;

•	Communications: order fulfillment, service assurance, billing and revenue assurance, data cleansing and validation services, telecom-specific analytic offerings, technology-led point solutions;

•
Insurance, Healthcare and Life Sciences: new business fulfillment, pensions and annuities, policy maintenance, claims administration, reinsurance finance and accounting, underwriting, statutory reporting services;

•	Manufacturing: customer operations, master data management, material planning, mid-office support, product data management, quoting and demand fulfillment, supply chain and logistics support;

•	Media and Entertainment: advertisement analytics, content development, content management and desktop publishing;

•	Retail and Consumer Packaged Goods (CPG): master data management, trade promotions management, store solutions, supply chain solutions, reporting and analytics; and

•
Energy, Utilities and Services: master data management, supplier performance management and analytics, engineering documentation, advanced metering infrastructure support, data validation, new product/feature support and meter data analytics.

The function-specific service offerings of Infosys BPO include the following:

•	Customer Service: customer engagement solutions including sales, ongoing service and recoveries situations, and customer relationship management through various service channels;

•
Finance and Accounting: accounts payable, accounts receivable, billing and invoicing, collections and credit management, general ledger operations, financial planning and control and compliance related services;

•	HR Outsourcing: payroll processing, benefits administration, learning and development, HR helpdesk, recruitment and staffing services, workforce administration;

•
Knowledge Services: contract management services and solutions, credit analysis, economics research, legal process outsourcing, competitive intelligence, prospect research, equity research, business and financial analytics services and solutions, document review services;

•
Sales and Fulfillment Operations: sales support operations, customer data management, account planning, order administration, customer advocacy, returns management, warranty management, demand forecasting, material and inventory management, reverse logistics; and

•	Sourcing and Procurement: sourcing, category management, transactional procurement, performance and compliance management, eBusiness solutions and spend, demand and supply market analytics.

As an example, we manage the end-to-end sales and fulfillment processes, including sales operations, fulfillment operations and revenue operations, for a leading network equipment manufacturer with operations in over 60 countries. By leveraging our domain expertise, operational excellence and technology-focused approach, our team of over 1,000 customer service representatives provide processing and management support for the consolidation and integration of the client's sales and fulfillment processes. Infosys BPO handles over 90 percent of the overall service requests received from partners, resellers and end customers of the client through voice and data support and has enabled a reduction in response and resolution time from 56 hours to about 38 hours, leading to increased working capital efficiency.

Systems Integration

Our systems integration services practice drives technology-enabled business transformation programs for our global clientele and also undertakes delivery of large and complex programs. We leverage existing and emerging technologies to provide end-to-end business and systems integration in a cost-effective and efficient manner. Typically, our engagements begin with the definition of a technology roadmap to fit the client’s business strategy and end with the implementation of the solution using our mature execution capabilities.

Our systems integration services are delivered through the following practices:

•
Enterprise Technology Modernization, involving emerging technologies such as cloud computing, virtualization, high performance computing, service oriented architecture, and enterprise security consulting and implementation;

•	Enterprise Performance Management, through which we deliver end-to-end business intelligence and data warehouse solutions and services;

•	Portals, Content and Commerce, which enable multi-channel client engagement strategies through the use of rich Internet applications, portals, enterprise content management and Web 2.0; and

•	Microsoft® Focus, through which we deliver solutions focusing on SharePoint®, Windows® AzureTM, Microsoft® Business Productivity Online Standard Suite and Windows® 7, in collaboration with Microsoft.

As an example, we partnered with India’s Council of Scientific and Industrial Research (CSIR) to define, design and develop the IT infrastructure needed to support its Open Source Drug Discovery (OSDD) initiative, which aims to promote international collaboration in the drug discovery process with the goal of providing better healthcare in the developing world. As part of the OSDD initiative, we were required to create a portal to host a first-of-its-kind detailed tuberculosis gene map that had been developed by CSIR. We created a portal that enables end-to-end process integration in the drug discovery process, from conceptualization to drug formulation. The portal is available in the public domain, facilitating collaboration and research in the field of public health.

Infrastructure Management Services

Through our infrastructure management services offering, we manage the operations of our clients' IT infrastructure. Our service offerings include data center management, technical support services, application management services, ITIL® process implementation/enhancement services and IT infrastructure consulting. Our end-to-end solutions leverage our technical expertise and benchmarked operational processes to help our clients achieve technology-led business transformation. We assist our clients with new IT operations’ process paradigms, such as virtualization, cloud computing, grid computing, infrastructure-as-utility, “green” IT and ITIL® V3, and help transform our clients’ IT environments to leverage these next generation technologies across their data centers, networks, production and end-user computing environments.

For example, a leading mobile services provider based in Europe engaged us to deliver end-to-end IT infrastructure management services. The client had multiple data centers within a geography in Europe and required a consistent model for its infrastructure operations. The client was faced with multiple challenges relating to IT infrastructure availability, IT asset utilization, service levels and cost of IT operations. We deployed an ITIL® based infrastructure operations model and delivered an optimized IT infrastructure environment through platform standardization, virtualization and consolidation, which enabled the client to reduce its cost of operations and energy consumption as part of the overall “green” IT initiative.

Software-as-a-Service

We provide to our clients an integrated service offering, Software-as-a-Service, or SaaS, that combines the supply of hardware, network infrastructure, application software and associated professional services, maintenance and support. We currently offer a Digital Consumer Platform in a SaaS model, which is aimed at delivering an integrated social media, ecommerce and customer care infrastructure for enterprises. We are currently developing four offerings as part of the Digital Consumer Platform – Infosys® Social Media Marketing Platform, Infosys® eCommerce Platform, Infosys® Customer Care Platform and Infosys® Employee Engagement Platform. By combining our offerings with our associated infrastructure, professional services, BPO and consulting offerings, we are able to provide a vertically integrated value proposition to our clients. We also offer the SaaS platform in a pay-as-you-go pricing model that enables our clients to experience the benefits of our platform with minimal upfront investment.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking technology offerings include the FinacleTM universal banking solution and professional services.

FinacleTM universal banking solution: FinacleTM, our universal banking solution, is a comprehensive, flexible, scalable and fully web-enabled solution that addresses the core banking, treasury, wealth management, Islamic banking, consumer and corporate e-banking, direct banking, financial inclusion and mobile banking requirements of universal, retail and corporate banks worldwide. Other offerings in the FinacleTM universal banking solution include the FinacleTM core banking solution for regional rural banks, the Finacle™ alerts solution which enables banks to alert end users on events recorded by diverse business systems, FinacleTM Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication and FinacleTM WatchWiz, a comprehensive new generation monitoring solution.

Professional Services: Our services complement the solutions portfolio and include consulting, package implementation, independent validation, migration, application development and maintenance, system integration, software performance engineering and support.

OUR CLIENTS

We market our services to large corporations in North America, Europe and the APAC Region. We have a strong market presence in North America and are working towards expanding our presence in Europe.

Our revenues for the last three fiscal years by geographic area are as follows:

		Fiscal
	2010	2009	2008
North America	65.8%	63.2%	62.0%
Europe	23.0%	26.4%	28.1%
India	1.2%	1.3%	1.3%
Rest of the World	10.0%	9.1%	8.6%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

		Fiscal
	2010	2009	2008
Financial Services	34.0%	33.9%	35.8%
Manufacturing	19.8%	19.7%	14.7%
Telecommunications	16.1%	18.1%	21.6%
Retail	13.3%	12.5%	11.8%
Others (primarily utilities, logistics and services)	16.8%	15.8%	16.1%
Total	100.0%	100.0%	100.0%

For fiscal 2010, 2009 and 2008 our largest client contributed 4.6%, 6.9% and 9.1%, respectively, of our total revenues.

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

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During fiscal 2010, 2009 and 2008, 97.3%, 97.6% and 97.0% of our revenue came as repeat business from existing clients, respectively. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 65 sales and marketing offices located in 33 countries. With our global sales operations spread across different parts of the world and our corporate marketing group based in Bangalore, India, we target our efforts towards the world's largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of March 31, 2010, we had 896 sales and marketing employees.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A., and Deloitte Consulting LLP;

•	divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation;

•	IT outsourcing firms such as Computer Sciences Corporation, Keane Inc., Logica Plc and Dell Perot Systems;

•	offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited;

•	software firms such as Oracle Corporation and SAP A.G.;

•	business process outsourcing firms such as Genpact Limited and WNS Global Services; and

•	in-house IT departments of large corporations.

In the future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services;

•	increase scale and breadth of service offerings to provide one-stop solutions;

•	provide industry expertise to clients' business solutions;

•	attract and retain high quality technology professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As of March 31, 2010, we employed approximately 113,800 employees, of which approximately 106,900 are technology professionals, including trainees. During fiscal 2010, we recorded approximately 8,900 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

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

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2010, we received approximately 400,800 employment applications, tested approximately 77,000 applicants, interviewed approximately 61,000 applicants and extended offers of employment to approximately 26,200 applicants. In fiscal 2010, we added approximately 6,800 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 2,100 new hires, net of attrition, during fiscal 2010.

Training and Development

We have established a world-class training facility, the Infosys Global Education Center, in our campus in Mysore, India, with a view to consolidate learning activities across the Company. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 20 to 29 weeks of integrated on-the-job training prior to being assigned to a business unit.

As of March 31, 2010, we employed 610 full-time employees as faculty, including 208 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

In addition, we also have been working with several colleges across India through our Campus Connect program, enabling their faculty to provide industry related training to students at the colleges.

We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. We continually provide our technology professionals with exposure to new skills, technologies and global opportunities.

Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 9 issued patents granted by the United States Patent and Trademark Office. An aggregate of 224 patent applications are pending in the U.S. Patent and Trademark Office and the Indian Patent Office. We have 9 registered trademarks and several unregistered trademarks across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

Software Engineering and Technology Labs (SETLabs). This group is the center for applied technology research in software engineering and enterprise technology. SETLabs leverages emerging technology for improving engineering effectiveness and developing client-focused business solutions. SETLabs builds products, solutions, platforms, frameworks, tools and methodologies in the areas of software engineering, high performance and grid computing, cloud computing, digital convergence, sensor networks, knowledge driven information systems, analytics, enterprise security and privacy and Web 2.0.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for fiscal 2010, 2009 and 2008 were $92 million, $51 million and $50 million, respectively.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of our Indian facilities located in STPs and tax holidays for operation of our Indian facilities located in SEZs. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. Most of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

LEGAL PROCEEDINGS

We are subject to legal proceedings and claims, which have arisen in the ordinary course of our business. Our management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on our results of operations or financial condition.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. As of March 31, 2010, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. During fiscal 2009 and 2008, we disbursed $2 million and $3 million, respectively, as loans to Infosys China, each at an interest rate of 6.0% per annum. These loans are repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during fiscal 2009, we made an additional investment of $4 million in Infosys China. As of March 31, 2010, we have invested $14 million as equity capital and $10 million as loans in the subsidiary.

Infosys Consulting. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2010, 2009 and 2008, we made an additional investment of $10 million, $5 million and $20 million, respectively, in Infosys Consulting. As of March 31, 2010, we have invested an aggregate of $55 million in the subsidiary. There is a further earnout payable to the eligible employees and directors of Infosys Consulting subject to their continued employment.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico to expand our business operations in Latin America. During fiscal 2010 and 2008, we made additional investments of $4 million and $5 million, respectively, in Infosys Mexico. As of March 31, 2010, we have invested an aggregate of $9 million in the subsidiary.

Infosys Sweden. In March 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB to expand our operations in Europe.

Infosys Brasil. On August 7, 2009, we incorporated a wholly owned subsidiary, Infosys Tecnologia DO Brasil LTDA to expand our operations in South America. We have invested an aggregate of $6 million in Infosys Brasil as of March 31, 2010.

Infosys Public Services. On October 9, 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, to focus and expand our operations in the U.S public services market. We have invested an aggregate of $5 million in Infosys Public Services as of March 31, 2010.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, "Infosys City" is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.55 million square feet of land and 4 million square feet of operational facilities. The campus features:

•	1,200,000 square feet of landscaped area;

•	453 conference rooms;

•
An Education and Research unit consisting of 115,000 square feet of facilities space, including a library, 6 class rooms, 12 laboratories, computer-based learning and audio-visual aids, and 60 faculty rooms;

•	A Management Development Center consisting of 75,500 square feet of facilities space, with 16 class rooms, 6 rooms with workstations and 24 faculty rooms;

•	A world-class conference room with the capacity to simultaneously video-conference 24 locations across the globe;

•	A Convention Centre with a seating capacity of 1,400, state-of-the-art audio and video technology and basement car parking facilities with a capacity of 150 cars;

•	A banquet hall with a seating capacity of 900 with video conferencing facilities;

•	Redundant power supply through captive generators;

•	Leisure facilities, including tennis courts, a miniature golf course, a basketball court, a swimming pool, health club and a bookstore;

•	A multi-level parking lot with a capacity to park 1,600 cars and 800 two wheelers;

•	A multi-cuisine restaurant, six food courts and accommodation facilities; and

•	A store selling Infosys branded merchandise.

Additionally, we have leased independent facilities measuring approximately 373,500 square feet in Electronics City which accommodates approximately 4,100 employees.

Our capital expenditure on property, plant and equipment for fiscal 2010, 2009 and 2008 was $143 million, $285 million and $373 million, respectively. As of March 31, 2010 we had contractual commitments for capital expenditure of $67 million. All our capital expenditures are financed out of cash generated from operations. We will construct, expand and improve our facilities through the course of fiscal 2011.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 19 sales and marketing offices in the United States, 4 each in India and Australia, 3 in Germany, 2 each in Canada, China, the Czech Republic, France, Switzerland, the United Arab Emirates and the United Kingdom and one each in Belgium, Brazil,  Denmark, Finland, Hong Kong, Ireland, Italy, Japan, Malaysia, Mauritius, Mexico, the Netherlands, New Zealand, Norway, Philippines, Poland, Russia, Singapore, Spain, Sweden, Thailand. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet, and each such facility is located in India.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	172,063	Leased
Bangalore (Infosys City), Karnataka	3,772,114	3,375,707	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	–	Leased
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	–	Leased
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906		Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	1,999,455	Leased
Chandigarh (SEZ Campus)	1,135,580	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	2,061,719	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	–	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	489,213	13,709,693	Leased
Mysore (Hebbal Electronic City), Karnataka	8,511,042	10,727,563	Owned
Mysore (Hebbal Electronic City), Karnataka		3,986,849	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	3,903,275	4,965,005	Leased
Thiruvananthapuram (SEZ campus), Kerala	286,743	2,178,009	Leased
Thiruvananthapuram (Technopark), Kerala	124,576	–	Leased
Jaipur (BPO – SEZ Campus, M-City), Rajasthan	374,139	–	Leased
Bangalore (Devanahalli), Karnataka	–	418,178	Owned
Jaipur (Mahindra World City), Rajasthan	–	6,452,568	Leased
Proposed Software Development Facilities
Chennai (Maraimalai Nagar), Tamil Nadu	680,440	–	Leased
Hyderabad (Pocharam Village), Andhra Pradesh	351,194	–	Owned
Mangalore, Karnataka	137,979	–	Leased
Mysore (Hebbal Electronic City), Karnataka	379,690	–	Leased
Pune (Hinjewadi Phase II), Maharashtra	131,248	–	Leased
Thiruvananthapuram (Technopark), Kerala	200,366	–	Leased

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

Our research and development expenses for the fiscal year ended March 31, 2010, 2009 and 2008 were $92 million, $51 million and $50 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of skilled IT professionals. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore technology service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report on Form 20-F.

We were founded in 1981 and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million.

Also, during fiscal 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, through a scheme of amalgamation sanctioned by the Karnataka and Tamil Nadu High courts.

During fiscal 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

During fiscal 2010, we also incorporated two wholly-owned subsidiaries, Infosys Tecnologia DO Brasil LTDA and Infosys Public Services, Inc., and, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

At our Annual General Meeting held on June 20, 2009, our shareholders approved a final dividend of $0.27 per equity share, which in the aggregate resulted in a cash outflow of $188 million, inclusive of corporate dividend tax of $27 million. Our Board of Directors, during its meeting held on October 9, 2009, approved payment of an interim dividend of $0.21 per equity share for fiscal 2010 which in the aggregate resulted in a cash outflow of $142 million, inclusive of corporate dividend tax of $21 million.

Further, our Board of Directors, in its meeting on April 13, 2010, proposed a final dividend of approximately $0.33 per equity share (Rs. 15 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 12, 2010, and if approved, would result in a cash outflow of approximately $224 million, inclusive of corporate dividend tax of $32 million.

The following table illustrates our growth in revenues, net profit, earnings per equity share and number of employees from fiscal 2008 to fiscal 2010:
(Dollars in millions except share data)
	2010	2008	Compound annual growth rate
Revenues	$4,804	$4,176	7.3%
Net profit	$1,313	$1,163	6.3%
Earnings per equity share (Basic)	$2.30	$2.04	6.3%
Earnings per equity share (Diluted)	$2.30	$2.04	6.3%
Approximate number of employees at the end of the fiscal year	113,800	91,200	11.7%

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 141 new customers during fiscal 2010 as compared to 156 new customers during fiscal 2009 and 170 new customers during fiscal 2008. For fiscal 2010, 2009 and 2008, 97.3%, 97.6% and 97.0%, respectively, of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

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

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.2%, 3.9% and 3.6% of our total revenues for fiscal 2010, 2009 and 2008, respectively.

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

Cost of Sales

Cost of sales represented 57.2%, 57.9% and 58.7% of total revenues for fiscal 2010, 2009 and 2008, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party software is expensed over the estimated useful life. We recorded share-based compensation expense of $1 million under cost of sales during each of fiscal 2009 and fiscal 2008 using the fair value recognition provisions contained in IFRS 2 Share-based Payment. For fiscal 2010, the share-based compensation expense included in cost of sales was less than $1 million. Amortization expense for fiscal 2010 and fiscal 2009 included under cost of sales was $8 million and $4 million, respectively. For fiscal 2008, the amortization expense included in cost of sales was less than $1 million.

We typically assume full project management responsibility for each project that we undertake. Approximately 75.8%, 74.9% and 73.3% of the total billed person-months for our services during fiscal 2010, 2009 and 2008, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2010, 2009 and 2008, approximately 2.9%, 3.1% and 2.7%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 20-29 week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.2%, 5.1% and 5.5% of total revenues for fiscal 2010, 2009 and 2008, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded share-based compensation expense of $1 million in selling and marketing expenses during fiscal 2008, using the fair value recognition provisions contained in IFRS 2. For fiscal 2010 and fiscal 2009, share-based compensation included in selling and marketing expenses was less than $1 million. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.2%, 7.5% and 8.0% of total revenues for fiscal 2010, 2009 and 2008, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded share-based compensation expense of $1 million in administrative expenses during fiscal 2008 using the fair value recognition provisions contained in IFRS 2. For fiscal 2010 and fiscal 2009, share-based compensation included in administrative expenses was less than $1 million.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, foreign currency exchange gains / (losses) on translation of other assets and liabilities, including marked to market gains / (losses) on foreign exchange forward and option contracts. For fiscal 2010, the interest income on deposits was $164 million and income from available-for-sale financial assets / investments was $34 million. In fiscal 2010, we also recorded a foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity instrument.  For fiscal 2009, the interest income on deposits was $186 million and income from available-for-sale financial assets/ investments was $1 million. In fiscal 2009, we incurred a foreign exchange loss of $165 million on forward and options contracts, partially offset by a foreign exchange gain of $71 million on translation of other assets and liabilities. For fiscal 2008, the interest income on deposits was $169 million and income from available-for-sale financial assets/ investments was $2 million. In fiscal 2008, we incurred a foreign exchange gain of $26 million on forward and options contracts, partially offset by a foreign exchange loss of $24 million on translation of other assets and liabilities.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign currency;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign currency.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to Indian rupees to fund operations and expansion activities in India.

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

Currently, we benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government through the Finance Act, 2009 has extended the tax holiday for the STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $116 million, $325 million and $282 million for fiscal 2010, 2009 and 2008, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, as a result of such tax incentives our effective tax rate fiscal 2010, 2009 and 2008 was 21.3%, 13.2% and 12.8%, respectively. The increase in the effective tax rate to 21.3% for fiscal 2010 is mainly due to the expiration of the tax holiday period for the majority of our STP units. Our Indian statutory tax rate for the same period was 33.99%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. We are required to pay MAT, and, accordingly, a deferred tax asset of $9 million has been recognized on the balance sheet as of March 31, 2010, which can be carried forward for a period of ten years from the year of recognition.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of sales	57.2%	57.9%	58.7%
Gross profit	42.8%	42.1%	41.3%
Operating expenses:
Selling and marketing expenses	5.2%	5.1%	5.5%
Administrative expenses	7.2%	7.5%	8.0%
Total operating expenses	12.4%	12.6%	13.5%
Operating profit	30.4%	29.5%	27.8%
Other income, net	4.3%	2.2%	4.2%
Profit before income taxes	34.7%	31.7%	32.0%
Income tax expense	7.4%	4.2%	4.2%
Net profit	27.3%	27.5%	27.8%

Results for Fiscal 2010 compared to Fiscal 2009

Revenues

The following table sets forth the growth in our revenues from fiscal 2009 to fiscal 2010:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Revenues	$4,804	$4,663	$141	3.0%

Revenues increased in almost all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services, manufacturing and retail.

During fiscal 2010, the U.S. dollar depreciated against a majority of the currencies in which we transact business. The U.S. dollar depreciated by 5.6%, 1.5% and 33.3% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively.

There were significant currency movements during fiscal 2010. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2010 in comparison to fiscal 2009, our revenues in constant currency terms for fiscal 2010 would have been lower by $5 million at $4,799 million as against our reported revenues of $4,804 million, resulting in a growth of 2.9% as against a reported growth of 3.0%.

The following table sets forth our revenues by industry segments for fiscal 2010 and fiscal 2009:

	Percentage of Revenues
Industry Segments	Fiscal 2010	Fiscal 2009
Financial services	34.0%	33.9%
Manufacturing	19.8%	19.7%
Telecommunication	16.1%	18.1%
Retail	13.3%	12.5%
Others including utilities, logistics and services	16.8%	15.8%

The increase in the percentage of revenues from the retail segment during fiscal 2010 as compared to fiscal 2009 is due to addition of new clients and the decline in the percentage of revenues from the telecommunication segment during fiscal 2010 as compared to fiscal 2009 is due to decrease of business from European clients.

There were significant currency movements during fiscal 2010. The following table sets forth our revenues by industry segments for fiscal 2010, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2010 in comparison to fiscal 2009, in constant currency terms:

Industry Segments	Fiscal 2010
Financial services	34.0%
Manufacturing	19.8%
Telecommunication	16.0%
Retail	13.4%
Others including utilities, logistics and services	16.8%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2010 and fiscal 2009 (refer note 2.20.1 under item 18):

Industry Segments	Fiscal 2010	Fiscal 2009
Financial services	35.1%	32.0%
Manufacturing	30.5%	30.9%
Telecommunication	39.6%	37.0%
Retail	33.8%	32.5%
Others including utilities, logistics and services	34.1%	33.6%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2010 and fiscal 2009:

	Percentage of revenues
	Fiscal 2010	Fiscal 2009
Onsite	46.1%	46.7%
Offshore	53.9%	53.3%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for fiscal 2010 and fiscal 2009:

	Fiscal 2010	Fiscal 2009
Onsite	22.6%	23.6%
Offshore	77.4%	76.4%

Revenues from services represented 95.8% of total revenues for fiscal 2010 as compared to 96.1% for fiscal 2009. Sale of our software products represented 4.2% of our total revenues for fiscal 2010 as compared to 3.9% for fiscal 2009.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2010 and fiscal 2009:

	Percentage of total services revenues
	Fiscal 2010	Fiscal 2009
Fixed-price, fixed-time frame contracts	38.5%	35.4%
Time-and-materials contracts	61.5%	64.6%

The following table sets forth our revenues by geographic segments for fiscal 2010 and fiscal 2009:

Geographic Segments	Percentage of revenues
	Fiscal 2010	Fiscal 2009
North America	65.8%	63.2%
Europe	23.0%	26.4%
India	1.2%	1.3%
Rest of the World	10.0%	9.1%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during fiscal 2010. The following table sets forth our revenues by geographic segments for fiscal 2010, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2010 in comparison to fiscal 2009, in constant currency terms:

Geographic Segments	Fiscal 2010
North America	65.9%
Europe	23.5%
India	1.2%
Rest of the World	9.4%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2010 and fiscal 2009 (refer note 2.20.2 under item 18):

Geographic Segments	Fiscal 2010	Fiscal 2009
North America	34.2%	31.8%
Europe	34.8%	33.6%
India	44.8%	51.7%
Rest of the World	35.1%	37.5%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian segment in fiscal 2010 as compared to fiscal 2009 is due to the initial operational costs being incurred in connection with certain projects in this segment.

During fiscal 2010 the total billed person-months for our services other than business process management grew by 6.7% compared to fiscal 2009. The onsite and offshore billed person-months growth for our services other than business process management were 1.5% and 9.0% during fiscal 2010 compared to fiscal 2009. During fiscal 2010 there was 5.1% decrease in offshore rates compared to fiscal 2009 for our services other than business process management. There was no material change in the onsite rates of fiscal 2010 when compared to fiscal 2009. On a blended basis, the billing rates declined by 4.0% in fiscal 2010 when compared to fiscal 2009.

Cost of sales

The following table sets forth our cost of sales for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Cost of sales	$2,749	$2,699	$50	1.9%
As a percentage of revenues	57.2%	57.9%

(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change
Employee benefit costs	$2,241	$2,177	$64
Depreciation and amortization	199	165	34
Travelling costs	103	133	(30)
Cost of software packages	74	77	(3)
Provision for post-sales client support	–	8	(8)
Operating lease payments	15	16	(1)
Communication costs	18	20	(2)
Cost of technical sub-contractors	79	85	(6)
Repairs and maintenance	6	5	1
Other expenses	14	13	1
Total	$2,749	$2,699	$50

The decrease in cost of sales as a percentage of revenues for fiscal 2010 from fiscal 2009 was attributable primarily to a decrease in our travelling costs and cost of technical sub-contractors. The increase in employee benefit costs commensurate with the increase in employee strength. Further, during fiscal 2010, the offshore and onsite wages of our employees increased on an average by 8% and 2%, respectively, with effect from October 2010, as against the average offshore and onsite wage increase of 11% to 13% and 4% to 5%, respectively, during fiscal 2009. The reduction in travelling costs is primarily due to reduction in non-billable travel costs. The reduction in the cost of technical sub-contractors is due to decreased engagements of technical sub-contractors.

Gross profit

The following table sets forth our gross profit for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Gross profit	$2,055	$1,964	$91	4.6%
As a percentage of revenues	42.8%	42.1%

The increase in gross profit for fiscal 2010 from fiscal 2009 was attributable to a 3.0% increase in revenue and a 0.7% decrease in cost of sales as a percentage of revenue in the same period as compared to fiscal 2009.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Fiscal
	2010	2009
Including trainees	67.5%	68.9%
Excluding trainees	74.2%	73.9%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Selling and marketing expenses	$251	$239	$12	5.0%
As a percentage of revenues	5.2%	5.1%

(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change
Employee benefit costs	$198	$179	$19
Travelling costs	23	25	(2)
Branding and marketing	16	19	(3)
Commission	3	3	–
Operating lease payments	3	3	–
Consultancy and professional charges	5	5	–
Other expenses	3	5	(2)
Total	$251	$239	$12

The number of our sales and marketing personnel increased from 821 as of March 31, 2009 to 896 as of March 31, 2010. The increase in selling and marketing expenses during fiscal 2010 from fiscal 2009 was primarily attributable to an increase in employee benefit costs, which was partially offset by a decrease in our travelling costs and in our branding and marketing expenses.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Administrative expenses	$344	$351	$(7)	(2.0)%
As a percentage of revenues	7.2%	7.5%

(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change
Employee benefit costs	$114	$100	$14
Consultancy and professional charges	54	51	2
Repairs and maintenance	49	49	–
Power and fuel	30	32	(2)
Communication costs	27	34	(7)
Travelling costs	21	26	(5)
Allowance for impairment of trade receivables	–	16	(16)
Rates and taxes	7	7	–
Insurance charges	7	6	1
Operating lease payments	8	6	2
Postage and courier	2	2	–
Printing and stationery	2	3	(1)
Other expenses	23	19	4
Total	$344	$351	$(7)

The decrease in administrative expense and administrative expense as a percentage of revenue for fiscal 2010 compared to fiscal 2009 was primarily due to a decrease in the allowance for impairment of trade receivables, communication costs and travelling costs, partially offset by an increase in employee benefit costs.

The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms. Allowance for impairment of trade receivables as a percentage of revenue was zero and 0.34% in fiscal 2010 and fiscal 2009, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Operating profit	$1,460	$1,374	$86	6.3%
As a percentage of revenues	30.4%	29.5%

The increase in operating profit and operating profit as a percentage of revenues for fiscal 2010 from fiscal 2009 was attributable to a 4.6% increase in gross profit and a 2.0% decrease in administrative expenses for fiscal 2010, which was partially offset by a 5.0% increase in selling and marketing expenses, respectively, in fiscal 2010 compared to fiscal 2009.

Other income

The following table sets forth our other income for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Other income, net	$209	$101	$108	106.9%

Other income for fiscal 2010 includes interest income on deposits of $164 million, income from available-for-sale financial assets/investments of $34 million and foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity instrument. Other income for fiscal 2009 includes interest income on deposits of $186 million, income from available-for-sale financial assets/investments of $1 million and a foreign exchange gain of $71 million on translation of other assets and liabilities, partially offset by a foreign exchange loss of $165 million on forward and options contracts. Other income for fiscal 2009 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2010 and fiscal 2009 were denominated:

Currency	Percentage of Revenues
	Fiscal 2010	Fiscal 2009
U.S. dollar	73.3%	71.1%
United Kingdom Pound Sterling	9.2%	12.7%
Euro	6.9%	7.1%
Australian dollar	5.8%	4.6%
Others	4.8%	4.5%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2010 and fiscal 2009:

	Fiscal		Appreciation / (Depreciation) in percentage
	2010(Rs.)	2009(Rs.)
Average exchange rate during the period:
U.S. dollar	47.43	46.54	(1.9)%
United Kingdom Pound Sterling	75.74	78.43	3.4%
Euro	67.02	65.54	(2.3)%
Australian dollar	40.30	36.24	(11.2)%

	Fiscal
	2010 (Rs.)	2009 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	50.72	40.02
United Kingdom Pound Sterling	72.49	79.46
Euro	67.44	63.25
Australian dollar	35.03	36.55
Exchange rate at the end of the period:
U.S. dollar	44.90	50.72
United Kingdom Pound Sterling	67.96	72.49
Euro	60.45	67.44
Australian dollar	41.16	35.03
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	11.5%	(26.7)%
United Kingdom Pound Sterling	6.2%	8.8%
Euro	10.4%	(6.6)%
Australian dollar	(17.5)%	4.2%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2010 and fiscal 2009:

	Fiscal		Appreciation / (Depreciation) in percentage
	2010($)	2009($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.60	1.69	5.2%
Euro	1.41	1.41	-
Australian dollar	0.85	0.78	(9.1)%

	Fiscal
	2010 ($)	2009 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.43	1.99
Euro	1.33	1.58
Australian dollar	0.69	0.91
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.51	1.43
Euro	1.35	1.33
Australian dollar	0.92	0.69
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	(5.6)%	28.0%
Euro	(1.5)%	15.9%
Australian dollar	(33.3)%	24.4%

For fiscal 2010, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.6%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal		Change	Percentage Change
	2010	2009
Income tax expense	$356	$194	$162	83.5%
Effective tax rate	21.3%	13.2%

The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 64.8% of our revenues from STP units that were benefiting from a tax holiday in fiscal 2009. Further, we are subject to 15% Branch Profit Tax (BPT) in the U.S. to the extent our U.S. branch’s profits during the year is greater than the increase in the net assets of our U.S. branch, computed in accordance with the Internal Revenue Code. During the year ended March 31, 2010, we provided for branch profit tax of $44 million, as we estimate that these branch profits are expected to be distributed in the foreseeable future.

Net profit

The following table sets forth our net profit for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Net profit	$1,313	$1,281	$32	2.5%
As a percentage of revenues	27.3%	27.5%

The increase in net profit and net profit as a percentage of revenues for fiscal 2010 from fiscal 2009 was attributable to a 6.3% increase in operating profit and 106.9% increase in other income, which were partially offset by an 83.5% increase in income tax expense during the same period.

Results for Fiscal 2009 compared to Fiscal 2008

Revenues

The following table sets forth the growth in our revenues from fiscal 2008 to fiscal 2009:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Revenues	$4,663	$4,176	$487	11.7%

Revenues increased in almost all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing and retail.

During fiscal 2009, majority of the currencies in which we transact business have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling, Euro and Australian dollar depreciating by 28.0%, 15.9% and 24.4%, respectively.

There were significant currency movements during fiscal 2009. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2009 in comparison to fiscal 2008, our revenues in constant currency terms for fiscal 2009 would have been higher by $148 million at $4,811 million as against our reported revenues of $4,663 million, resulting in a growth of 15.2% as against a reported growth of 11.7%.

The following table sets forth our revenues by industry segments for fiscal 2009 and fiscal 2008:

Industry Segments	Percentage of Revenues
	Fiscal 2009	Fiscal 2008
Financial services	33.9%	35.8%
Manufacturing	19.7%	14.7%
Telecommunication	18.1%	21.6%
Retail	12.5%	11.8%
Others including utilities, logistics and services	15.8%	16.1%

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

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2009 and fiscal 2008 (refer note 2.20.1 under item 18):

Industry Segments	Fiscal 2009	Fiscal 2008
Financial services	32.0%	30.9%
Manufacturing	30.9%	28.1%
Telecommunication	37.0%	35.6%
Retail	32.5%	30.1%
Others including utilities, logistics and services	33.6%	31.0%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2009 and fiscal 2008:

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

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2009 and fiscal 2008:

	Percentage of total services revenues
	Fiscal 2009	Fiscal 2008
Fixed-price, fixed-time frame contracts	35.4%	31.0%
Time-and-materials contracts	64.6%	69.0%

The following table sets forth our revenues by geographic segments for fiscal 2009 and fiscal 2008:

Geographic Segments	Percentage of Revenues
	Fiscal 2009	Fiscal 2008
North America	63.2%	62.0%
Europe	26.4%	28.1%
India	1.3%	1.3%
Rest of the World	9.1%	8.6%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

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

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2009 and fiscal 2008 (refer note 2.20.2 under item 18):

Geographic Segments	Fiscal 2009	Fiscal 2008
North America	31.8%	29.7%
Europe	33.6%	33.4%
India	51.7%	50.9%
Rest of the World	37.5%	35.0%

During fiscal 2009 the total billed person-months for our services other than business process management grew by 14.3% compared to fiscal 2008. The onsite and offshore billed person-months growth for our services other than business process management were 9.8% and 16.3% during fiscal 2009 compared to fiscal 2008. During fiscal 2009 there was 1.8% decrease in onsite rates and 1.8% decrease in offshore rates compared to fiscal 2008 for our services other than business process management. On a blended basis, the billing rates declined by 3.0% in fiscal 2009 when compared to fiscal 2008.

Cost of sales

The following table sets forth our cost of sales for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Cost of sales	$2,699	$2,453	$246	10.0%
As a percentage of revenues	57.9%	58.7%

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change
Employee benefit costs	$2,177	$1,976	$201
Depreciation and amortization	165	149	16
Travelling costs	133	126	7
Cost of software packages	77	56	21
Provision for post-sales client support	8	12	(4)
Operating lease payments	16	13	3
Communication costs	20	19	1
Cost of technical sub-contractors	85	66	19
Repairs and maintenance	5	6	(1)
Other expenses	13	30	(17)
Total	$2,699	$2,453	$246

The increase in cost of sales in absolute dollar terms from fiscal 2008 to fiscal 2009 was in line with the growth of our operations. The increase in employee benefit costs can be attributed to an increase in the number of employees and the compensation review affected in April 2008.

Gross profit

The following table sets forth our gross profit for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Gross profit	$1,964	$1,723	$241	14.0%
As a percentage of revenues	42.1%	41.3%

The increase in gross profit as a percentage of revenues for fiscal 2009 from fiscal 2008 was attributable to a 11.7% increase in revenues for fiscal 2009, which was partially offset by a 10.0% increase in cost of sales in the same period compared to fiscal 2008.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process outsourcing services:

	Fiscal
	2009	2008
Including trainees	68.9%	70.7%
Excluding trainees	73.9%	76.9%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Selling and marketing expenses	$239	$230	$9	3.9%
As a percentage of revenues	5.1%	5.5%

(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change
Employee benefit costs	$179	$153	$26
Travelling costs	25	26	(1)
Branding and marketing	19	19	–
Commission	3	15	(12)
Operating lease payments	3	3	–
Consultancy and professional charges	5	5	–
Other expenses	5	9	(4)
Total	$239	$230	$9

The number of our sales and marketing personnel increased from 604 as of March 31, 2008 to 821 as of March 31, 2009. The increase in employee benefit costs was attributable to an increase in the number of employees and the compensation review affected in April 2008. Commission charges for fiscal 2008 primarily comprised of earnout charges provided and paid for during the same period.

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

The increase in administrative expenses in absolute U.S. dollar terms from fiscal 2008 to fiscal 2009 was in line with the growth of our operations. The increase in employee benefit costs can be attributed to an increase in the number of employees and the compensation review affected in April 2008. The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms. Allowance for impairment of trade receivables as a percentage of revenue was 0.34% and 0.26% in fiscal 2009 and fiscal 2008, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Operating profit	$1,374	$1,159	$215	18.6%
As a percentage of revenues	29.5%	27.8%

The increase in operating profit as a percentage of revenues for fiscal 2009 from fiscal 2008 was attributable to a 14.0% increase in gross profit for fiscal 2009, which was partially offset by a 3.9% and 5.1% increase in selling and marketing expenses and administrative expenses, respectively, in the same period compared to fiscal 2008.

Other income

The following table sets forth our other income for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Other income, net	$101	$175	$ (74)	(42.3)%

Other income for fiscal 2009 includes interest income on deposits of $186 million, income from available-for-sale financial assets/ investments of $1 million and foreign exchange loss of $165 million on forward and options contracts and a foreign exchange gain of $71 million on translation of other assets and liabilities. Other income for fiscal 2008 includes interest income on deposits of $169 million, income from available-for-sale financial assets/ investments of $2 million and a foreign exchange gain of $26 million on forward and options contracts and a foreign exchange loss of $24 million on translation of other assets and liabilities.

Other income for fiscal 2009 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2009 and fiscal 2008 were denominated:

Currency	Percentage of Revenues
	Fiscal 2009	Fiscal 2008
U.S. dollar	71.1%	69.5%
United Kingdom Pound Sterling	12.7%	14.9%
Euro	7.1%	5.7%
Australian dollar	4.6%	4.8%
Others	4.5%	5.1%

The following table sets forth information on the foreign exchange rates in Indian rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2009 and fiscal 2008:

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

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2009 and fiscal 2008:

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

For fiscal 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.4%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal		Change	Percentage Change
	2009	2008
Income tax expense	$194	$171	$23	13.5%
Effective tax rate	13.2%	12.8%

The marginal increase in the effective tax rate to 13.2% for fiscal 2009 from 12.8% for fiscal 2008 is due to the expiration of the tax holiday period for few of our STP units that were benefiting from a tax holiday in fiscal 2008.

Net profit

The following table sets forth our net profit for fiscal 2009 and fiscal 2008:
(Dollars in millions)
	Fiscal 2009	Fiscal 2008	Change	Percentage Change
Net profit	$1,281	$1,163	$118	10.1%
As a percentage of revenues	27.5%	27.8%

The decrease in net profit as a percentage of revenues for fiscal 2009 from fiscal 2008 was attributable to a significant decrease in other income, primarily as a result of losses from foreign currency exchange transactions.

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

As of March 31, 2010, 2009 and 2008, we had $3,951 million, $2,583 million and $2,578 million in working capital, respectively, including $2,698 million in cash and cash equivalents, $569 million in available-for-sale financial assets and $265 million in Investments in certificates of deposit as of March 31, 2010, $2,167 million in cash and cash equivalents as of March 31, 2009 and $2,058 million in cash and cash equivalents and $18 million in available-for-sale financial assets as of March 31, 2008. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $16 million and $1 million as of March 31, 2010 and March 31, 2008, respectively. The restricted cash balance as of March 31, 2009 was less than $1 million. These restrictions are primarily on account of unclaimed dividends and cash balances held by irrevocable trusts controlled by us.

In summary, our cash flows were:
(Dollars in millions)
	Fiscal
	2010	2009	2008
Net cash provided by operating activities	$1,457	$1,409	$1,157
Net cash used in investing activities	$(930)	$(290)	$(420)
Net cash used in financing activities	$(310)	$(545)	$(194)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables decreased by $41 million during fiscal 2010, compared to an increase of $81 million and $211 million during fiscal 2009 and fiscal 2008, respectively. Trade receivables as a percentage of last 12 months revenues were 16.2%, 15.5% and 19.7% as of March 31, 2010, 2009 and 2008, respectively. Days sales outstanding on the basis of last 12 months revenues were 59 days, 57 days and 72 days as of March 31, 2010, 2009 and 2008, respectively. Prepayments and other assets increased by $49 million during fiscal 2010, compared to a decrease of $11 million during fiscal 2009 and an increase of $49 million during fiscal 2008. There was an increase in unbilled revenues of $19 million during fiscal 2010, of $58 million during fiscal 2009 and of $41 million during fiscal 2008. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other liabilities and provisions decreased by $18 million during fiscal 2010 as compared to an increase of $89 million during fiscal 2009 and $109 million during fiscal 2008. Unearned revenues increased by $42 million during fiscal 2010 and $10 million during fiscal 2009, compared to a decrease of $6 million during fiscal 2008. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts represented 38.5%, 35.4% and 31.0% of total services revenues for fiscal 2010, 2009 and 2008, respectively, whereas revenues from time-and-materials contracts represented 61.5%, 64.6% and 69.0% of total services revenues for fiscal 2010, 2009 and 2008, respectively.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2010, 2009 and 2008 was $143 million, $285 million and $373 million, respectively for our software development centers. During fiscal 2010 we invested $2,091 million in available-for-sale financial assets, $249 million in certificates of deposit, $6 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $1,559 million. During fiscal 2009, we invested $186 million in available-for-sale financial assets, $41 million in certificates of deposit, and $20 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $202 million and certificates of deposit of $41 million. During fiscal 2008, we invested $511 million in available-for-sale financial assets and $7 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $500 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million.

During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million, of which $1 million was outstanding as of March 31, 2009.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $24 million each were outstanding as of March 31, 2010 and 2009. The loan outstanding as of March 31, 2008 was $29 million.

The timing of required repayments of employee loans outstanding as of March 31, 2010 are as detailed below.
(Dollars in millions)
12 months ending March 31,	Repayment
2011	$23
2012	1
$24

Net cash used in financing activities for fiscal 2010 was $310 million, which comprised primarily of dividend payments of $330 million, partially offset by $20 million of proceeds received from the issuance of 995,149 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2009 was $545 million, which comprised primarily of dividend payments of $559 million, partially offset by $14 million of proceeds received from the issuance of 834,285 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2008 was $194 million, which comprised primarily of dividend payments of $209 million, partially offset by $15 million of proceeds received from the issuance of 785,896 equity shares on exercise of share options by employees.

As of March 31, 2010, we had contractual commitments for capital expenditure of $67 million, as compared to $73 million and $166 million of contractual commitments as of March 31, 2009 and 2008, respectively. These commitments include approximately $53 million in commitments for domestic purchases as of March 31, 2010, as compared to compared to $64 million and $150 million as of March 31, 2009 and 2008, respectively, and $14 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2010, as compared to $9 million and $16 million as of March 31, 2009 and 2008, respectively. We expect our outstanding contractual commitments as of March 31, 2010 to be significantly completed by September 2010.

Reconciliation between Indian GAAP and IFRS

All financial information in this Annual Report on Form 20-F is presented in accordance with IFRS, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to IFRS requirements for the:

•	accounting for share-based compensation under IFRS 2 and

•	amortization of intangible assets

Reconciliation of Net Profit
(Dollars in millions)
	Fiscal
	2010	2009	2008
Net profit as per Indian GAAP (Consolidated)	$1,323	$1,284	$1,166
Share-based compensation	–	(1)	(3)
Amortization of intangible assets and others	(10)	(2)	–
Net profit as per IFRS	$1,313	$1,281	$1,163

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2010, 2009 and 2008, U.S. dollar denominated revenues represented 73.3%, 71.1% and 69.5% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 9.2%, 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 6.9%, 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 5.8%, 4.6% and 4.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2010, we had outstanding forward contracts of $267 million, Euro 22 million, United Kingdom Pound Sterling 11 million and Australian dollar $3 million and option contracts of $200 million. As of March 31, 2009 we had outstanding forward contracts of $278 million, Euro 27 million and United Kingdom Pound Sterling 21 million and option contracts of $173 million. As of March 31, 2008 we had outstanding forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million and option contracts of $100 million and United Kingdom Pound Sterling 8 million and Euro 17 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards early adopted by the company

1.
IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. We have early adopted this standard as of April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2.
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as of April 1, 2009. Business Combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future we are likely to adopt the first method of measuring NCI.

3.
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as of April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

Recently adopted accounting pronouncements

1.
IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. We have adopted this standard as of April 1, 2009. Consequent to the adoption of the standard, the title for cash flows has been changed to ‘Statement of cash flows’. Further, we have included in our complete set of financial statements, a single ‘Statement of comprehensive income’.

2.
IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognised at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. We have adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the company as a result of the adoption of this interpretation.

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

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

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

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and Intangible assets

Our business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Revenue Recognition

We derive our revenues primarily from software development and related services, business process management services and the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

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

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceed the cost of the business acquisition, we recognize a gain immediately in net profit in the statement of comprehensive income. Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

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

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

OFF-BALANCE SHEET ARRANGEMENTS

None

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2010.
(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$88	$19	$33	$22	$14
Purchase obligations	68	68	–	–	–
Other liabilities	17	4	7	4	2
Unrecognized tax benefits	131	–	–	–	–
Post retirement benefits obligations	97	7	17	22	51
Total	$401	$229	$57	$48	$67

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

Other liabilities comprises of earnout charges, incentive accruals and liability towards acquisition of business.

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in various tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
N. R. Narayana Murthy (1)	63	Chairperson of the Board and Chief Mentor
S. Gopalakrishnan (8)	55	Chief Executive Officer and Managing Director, Head of the Executive Council
S. D. Shibulal(8)	55	Director, Chief Operating Officer
Marti G. Subrahmanyam (2)(3)(6)	63	Lead Independent Director
Deepak Satwalekar (2)(3)(5)(6)	61	Director
Omkar Goswami (2)(4)(6)(7)	53	Director
Claude Smadja (2)	64	Director
Sridar A. Iyengar (2)(3)(7)	62	Director
David L. Boyles (2)(4)(7)	61	Director
Jeffrey Sean Lehman (2)(4)(5)(7)	53	Director
K V Kamath (2)(3)(4)(5)	62	Director
K. Dinesh (8)	56	Director and Head - Communication Design Group , Information Systems, and Quality and Productivity
T. V. Mohandas Pai (8)	51	Director and Head - Administration, Education and Research, Finacle, Human Resources Development, and Infosys Leadership Institute
Srinath Batni (8)	55	Director and Head-Delivery Excellence
V. Balakrishnan(8)	45	Chief Financial Officer
Ashok Vemuri(8)	42	Senior Vice President - Banking and Capital Markets
B G Srinivas(8)	49	Senior Vice President - Manufacturing
Chandrasekhar Kakal (8)	50	Senior Vice President - Enterprise Solutions
Subhash Dhar (8)	44	Senior Vice President - Communication, Media and Entertainment

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

Mr. Murthy serves as a director on the boards of HSBC Holdings PLC, Unilever NV and Unilever PLC. He is an IT advisor to the governments of several Asian countries. Additionally, during the past five years, Mr. Murthy has served as a director on the boards of DBS Bank Limited, DBS Group Holdings Limited and New Delhi Television Limited.

Mr. Murthy is a member of the advisory boards and councils of several educational and philanthropic institutions, including Cornell University; Ford Foundation; INSEAD; Indian Institute of Management Technology, Bangalore; Indian School of Business, Hyderabad; Singapore Management University; United Nations Foundation; and the University of Pennsylvania's Wharton School. He is a Fellow of the Indian National Academy of Engineering and a foreign member of the U.S. National Academy of Engineering.

Mr. Murthy was ranked as India's most powerful CEO for three consecutive years between 2004 and 2006 by the Economic Times. In 2004, TIME Magazine identified him as one of ten global leaders who are helping shape the future of technology. In 2005, The Economist magazine ranked him  among the ten most admired global business leaders.  Mr. Murthy has won the Max Schmidheiny Liberty 2001 prize and Ernst and Young’s World Entrepreneur of the Year 2003 award. He has appeared in the rankings of businessmen and innovators in several publications, including those by Business Standard, Business Week, CNN, Financial Times, Forbes, Fortune, India Today and TIME Magazine.

Mr. Murthy was awarded the Padma Vibhushan, India's second highest civilian award, by the Government of India in 2008. The Government of France conferred on him the Officer of the Legion of Honor in 2008. Mr. Murthy has also been conferred with the title of CBE by the British government.

Mr. Murthy received a B. E. in Electrical Engineering from the University of Mysore and an M. Tech. in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

S. Gopalakrishnan has served as our Chief Executive Officer and Managing Director since June 2007. Mr. Gopalakrishnan is one of our co-founders, and has previously served as our Chief Operating Officer, and as our President and Joint Managing Director. Mr. Gopalakrishnan has served as a director on our Board since 1981. Mr. Gopalakrishnan's initial responsibilities at Infosys included management of design, development, implementation and support of information systems for clients in the consumer products industry in the U.S. From 1987 to 1994, he headed the technical operations of KSA / Infosys, a former joint venture between Infosys and Kurt Salmon Associates. Mr. Gopalakrishnan has also headed our Customer Delivery and Technology function.

Mr. Gopalakrishnan is currently the Chairman of the Indian Institute of Information Technology and Management, Kerala, and Vice Chairman of the board for Information Technology Education Standards established by the Government of Karnataka. Mr. Gopalakrishnan serves as the Chairman of the Confederation of Indian Industries (CII) Southern Regional Council. Mr. Gopalakrishnan is also a member of the Association for Computing Machinery, the Institute of Electrical and Electronic Engineers (IEEE) and the IEEE Computer Society.

Mr. Gopalakrishnan received an M.Tech in Physics and in Computer Science from IIT, Madras.

S. D. Shibulal has served as our Chief Operating Officer since 2007. Mr. Shibulal has been a director on our Board since 1997 and also serves as a director on the boards of Infosys BPO and Infosys Public Services, Inc. He is also the Chairman of the boards of Infosys Consulting, Infosys China and Infosys Sweden.

Prior to 2007, Mr. Shibulal served at Infosys as Group Head – Worldwide Sales and Customer Delivery, and previously, as Worldwide Head of Customer Delivery, and as Head of our Manufacturing, Distribution and our Internet Consulting practice.

Mr. Shibulal received an M.Sc. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

Marti G. Subrahmanyam has served as one of the directors on our Board since April 1998. Prof. Subrahmanyam is the Lead Independent Director on our Board.

Prof. Subrahmanyam is the Charles E. Merrill Professor of Finance, Economics and International Business in the Stern School of Business at New York University.

Prof. Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world, including, most recently, at the University of Melbourne, LUISS Guido Carli and Singapore Management University. He has served and continues to serve on the editorial boards of many academic journals and was the founding editor of the Review of Derivatives Research. Prof. Subrahmanyam has won many teaching awards, including New York University's Distinguished Teaching Medal. He has served and continues to serve as a consultant to several corporations, industrial groups and financial institutions around the world. Prof. Subrahmanyam serves as an advisor to several international and government organizations.

Prof. Subrahmanyam also serves as a director on the boards of ICICI Bank Limited, ICICI Prudential Life Insurance Company Limited and Nomura Asset Management (U.S.A.) Inc. Additionally, during the past five years, Prof. Subrahmanyam has served as a director on the boards of Animi Offshore Fund Limited, Animi Concentrated Risk Fund Limited, Nexgen Financial Holdings Limited, Nexgen Re Limited, SupplyChange Inc. and Usha Communications Inc.

Prof. Subrahmanyam received a B.Tech. in Mechanical Engineering from IIT, Madras, a post-graduate diploma in Management from the Indian Institute of Management, or IIM, Ahmedabad and a Ph.D in Finance and Economics from the Massachusetts Institute of Technology.

Deepak M. Satwalekar has served as one of the directors on our Board since October 1997 and is the Chairman of our Audit Committee.

Mr. Satwalekar served as the Managing Director and Chief Executive Officer of HDFC Standard Life Insurance Company Limited between 2000 and 2008. Prior to that, he served as the Managing Director of HDFC between 1993 and 2000.

Mr. Satwalekar has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Centre for Human Settlements (HABITAT). He is on the Advisory Council of IIT, Bombay and has chaired and is a member of several expert groups related to industry, government and the Reserve Bank of India. Mr. Satwalekar has been honored as a "Distinguished Alumnus" of IIT, Bombay. He is currently active on the Board of Trustees of two organizations engaged in the field of primary education for the low income and socially disadvantaged members of society in rural and urban India.

Mr. Satwalekar also serves as a director on the boards of Asian Paints Limited, Entertainment Network (India) Limited, Housing Development Finance Corporation Limited, Piramal Healthcare Limited, The Tata Power Company Limited, ILFS Transportation Networks Limited and National Stock Exchange of India Limited. Additionally, during the past five years, Mr. Satwalekar has served as a director on the boards of Arvind Mills Limited, HDFC Investments Limited, HDFC Holdings Limited and HDFC Standard Life Insurance Company Limited.

Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT, Bombay and an M.B.A. from The American University, Washington, D.C.

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

Dr. Goswami also serves as a director on the boards of Ambuja Cements Limited, Cairn India Limited, Crompton Greaves Limited, Dr. Reddy's Laboratories Limited, DSP BlackRock Fund Managers Limited, Infrastructure Development and Finance Company Limited, Godrej Consumer Products Limited, Avantha Power and Infrastructure Limited, Max India Limited and Max New York Life Insurance Co. Limited. Additionally, during the past five years, Dr. Goswami has served as a director on the boards of SRF Limited and Sona Koyo Steering Systems Limited.

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

Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar A. Iyengar has served as one of the directors on our Board since April 2003. Mr. Iyengar also serves as a director on the board of Infosys BPO Limited.

Mr. Iyengar is associated with Bessemer Venture Partners and is also an independent investor in early stage entrepreneurs and companies. Between 1978 and 2002, Mr. Iyengar was a senior partner with KPMG in the U.S. and the U.K. and he has also served as Chairperson and CEO of KPMG's operations in India between 1997 and 2000. Mr. Iyengar serves as a director of Foundation for Economic Reforms in India and the American Indian Foundation, both of which are U.S.-based non-profit organizations.

Mr. Iyengar serves as a director on the boards of several other companies, including AverQ Inc., Career Launcher Limited, ICICI Bank Limited, Kovair Software Inc., Mahindra Holidays and Resorts Limited, OnMobile Global Limited, Rediff.com India Limited and Rediff Holding Inc.

Mr. Iyengar received a B.Com. (Honors) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

David L. Boyles has served as one of the directors on our Board since July 2005. Mr. Boyles is the Chairman of our Risk Management Committee.

Mr. Boyles currently operates a boutique consulting practice focused on IT strategy / governance, risk management and business innovation. Mr. Boyles also chairs the State of Victoria TAFE ICT Board.

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

Mr. Boyles received an M.B.A. from Washington State University and an M.A. and B.A. (summa cum laude) in Psychology from the University of Northern Colorado and A.A. from Mesa State College.

Jeffrey Sean Lehman has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairman of our Nominations Committee and also serves as the Chairman of Infosys Public Services, Inc.

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

Mr. Lehman received an A.B. in Mathematics from Cornell University, and M.P.P. and J.D. degrees from the University of Michigan.

K. V. Kamath has served as one of the directors on our Board since May 2009.

Mr. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India's second largest bank. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-east Asia before returning to ICICI as its Managing Director and CEO in 1996. He retired as Managing Director and CEO of ICICI Bank Limited in April 2009.

Mr. Kamath serves as a director on the boards of ICICI Bank Limited, Lupin Limited and Schlumberger Limited.

Mr. Kamath was awarded the Padma Bhushan, one of India’s highest civilian honors, in 2008. He has been conferred with the Lifetime Achievement Award at the NDTV Profit Business Leadership Awards 2008 and was named Forbes Asia’s 'Businessman of the Year' and The Economic Times ‘Business Leader of the Year' in 2007; Business Standard's 'Banker of the Year' and CNBC-TV18's 'Outstanding Business Leader of the Year’ in 2006; Business India's 'Businessman of the Year' in 2005; and CNBC's 'Asian Business Leader of the Year' in 2001. He was conferred with an honorary Ph.D. by the Banaras Hindu University. Mr. Kamath has also served as the president of the Confederation of Indian Industry between 2008 and 2009.

Mr. Kamath received a degree in mechanical engineering from Karnataka Regional Engineering College and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad.

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

Mr. Dinesh received an M.S. in Mathematics from Bangalore University and a Ph.D in Literature from the Karnataka State Open University.

T. V. Mohandas Pai has served as one of the directors on our Board since 2000. Mr. Pai is currently Head - Administration, Education & Research, Finacle, Human Resources Development, and also heads the Infosys Leadership Institute. He is also the Chairman of Infosys BPO and serves as a director on the boards of Infosys China and Infosys Public Services, Inc. Mr. Pai joined Infosys in 1994 and served as our Chief Financial Officer from 1994 to 2006.

Mr. Pai serves as a member of several committees constituted by the Government of India, the Reserve Bank of India and the Securities and Exchange Board of India (SEBI), and serves on the Board of SEBI. He is also a trustee of the International Accounting Standards Committee Foundation, the body that oversees the International Accounting Standards Board. Mr. Pai also works with the central and state governments of India in the field of education, IT and business. Mr. Pai has won the ‘Best CFO in India’ award from Finance Asia in 2002 and was named as ‘Best Chief Financial Officer in India’ in the Best Managed Companies poll conducted by AsiaMoney in 2004.

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

Mr. Batni is also a Member of the Executive Council of NASSCOM.

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

Prior to joining Infosys, Mr. Balakrishnan was Senior Accounts Executive with Amco Batteries Limited.

Mr. Balakrishnan was conferred with the ‘CNBC TV 18 Best Performing CFO’ award for the IT and ITES sector in 2008 and 2009. He was voted the Best CFO by Finance Asia in its Asia’s Best Companies Poll for 2008 and 2009. He won the ‘Best CFO (Information Technology, Media, Communication and Entertainment)’ award from the Institute of Chartered Accountants of India in 2008.

Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, the Institute of Company Secretaries of India and the Institute of Cost and Works Accountants of India.

Ashok Vemuri is a Member of our Executive Council and Senior Vice President and heads the Banking and Capital Markets business unit at Infosys. Mr. Vemuri also serves as a director on the board of Infosys Consulting, Infosys China, Infosys Public Services, Inc. and is the sole manager of Infosys Mexico.

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

Mr. Kakal received a B.E. in Mechanical Engineering from Bangalore University and an M.B.A. from the Asian Institute of Technology, Bangkok.

Subhash Dhar is a Member of our Executive Council and Senior Vice President and heads the Communications, Media and Entertainment business unit at Infosys. He is also responsible for the sales and marketing function of the Infosys group. Mr. Dhar serves on the board of Infosys Australia.

Mr. Dhar joined Infosys in 1997 as member of its E-Business practice.

In 2007, Mr. Dhar was chosen by the World Economic Forum as one of the 25 Young Global Leaders from India. He is also on the executive board of the International Telecommunication Union's ‘Connect the World' initiative. Mr. Dhar is also on the Board of Governors of IIM, Bangalore.

Mr. Dhar received a bachelor’s degree in Computer Science from Birla Institute of Technology, Mesra, India and a master’s degree from IIM, Bangalore.

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

In fiscal 2010, our non-executive directors were paid an aggregate of $1,248,750. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2010.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy	–	–	125,000	–
Nandan M. Nilekani*	19,534	45,463	7,360	5,242
S. Gopalakrishnan	71,241	108,571	27,566	17,637
K. Dinesh	71,241	108,571	27,566	17,637
S. D. Shibulal	68,801	104,657	21,931	17,267
Deepak M Satwalekar	–	–	133,750	–
Marti G Subrahmanyam	–	–	143,750	–
Omkar Goswami	–	–	115,000	–
Rama Bijapurkar**	–	–	107,500	–
Claude Smadja	–	–	130,000	–
Sridar Iyengar	–	–	137,500	–
David Boyles	–	–	132,500	–
Jeffrey Lehman	–	–	135,000	–
K V Kamath***	–	–	88,750	–
T. V. Mohandas Pai	80,178	566,987	31,302	19,570
Srinath Batni	80,178	408,734	31,302	19,570
V. Balakrishnan	67,729	375,284	80,540	16,870
Ashok Vemuri	440,432	491,161	94,715	–
B G Srinivas	360,596	170,396	271,056	102,191
Chandrasekhar Kakal	61,189	316,226	71,562	14,603
Subhash Dhar	53,954	257,514	57,859	13,892
* Mr. Nilekani resigned from our Board effective July 9, 2009. This reflects the compensation paid to him during the period April 1, 2009 to July 9, 2009.
** Ms. Bijapurkar resigned from our Board effective April 13, 2010.
*** Mr. Kamath was appointed as a director on our Board effective May 2, 2009. This reflects the compensation paid to him for the period May 2, 2009 to March 31, 2010.

All compensation to directors and officers disclosed in the table above that was paid in Indian rupees has been converted, for the purposes of the presentation in such table, at an exchange rate of Rs. 44.90 per U.S. dollar.

Option grants

There were no option grants to our Chairperson, CEO, CFO or COO in the fiscal years ended March 31, 2010, 2009 and 2008. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option exercises and holdings

Our Chairperson, CEO, CFO and COO did not hold or exercise any options during the fiscal year ended March 31, 2010. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The terms of office of the directors are given below:

Name	Date Current Term of Office Began (2)	Expiration/Renewal Date of Current Term of Office (3)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy(1)	June 22, 2007	–	Yes
S. Gopalakrishnan (1)	June 22, 2007	June 21, 2012	Yes
K. Dinesh	May 1, 2007	April 30, 2012	Yes
S. D. Shibulal (1)	January 10, 2007	January 09, 2012	Yes
T. V. Mohandas Pai (1)	May 27, 2005	May 26, 2010	Yes
Srinath Batni	May 27, 2005	May 26, 2010	Yes
Deepak M. Satwalekar	June 20, 2009	–	Yes
Marti G. Subrahmanyam(1)	June 22, 2007	–	Yes
Omkar Goswami	June 20, 2009	–	Yes
Claude Smadja	June 14, 2008	–	Yes
Sridar A. Iyengar	June 14, 2008	–	Yes
David L Boyles	June 20, 2009	–	Yes
Jeffrey Sean Lehman	June 20, 2009	–	Yes
K V Kamath	June 20, 2009	–	Yes

(1).	Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 12, 2010 and is seeking re-appointment.
(2).	For executive directors, this date is the date they were appointed by our shareholders as executive directors. For non-executive directors, this date is the date they were appointed/re-appointed as directors liable to retire by rotation by our shareholders. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.
(3).	For executive directors, this date is the date when their current term of appointment as an executive director expires.

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

Board composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 14 directors, 8 of whom are independent as defined by NASDAQ Rule 4200(a)(15). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other Board members must retire from the Board at age 65. Independent chairperson must retire from the board at the age of 70.

Board leadership structure

Our Board leadership is comprised of a non-executive Chairman, Mr. N.R. Narayana Murthy, a Chief Executive Officer (CEO), Mr. S. Gopalakrishnan, and a Lead Independent Director, Prof. Marti G. Subrahmanyam. In the current structure, the roles of CEO and Chairman of the Board are separated.

The Chairman of the Board presides over all meetings of the Board, sets the agenda for Board meetings in consultation with the CEO and other members of the Board, mentors our senior management team, deals with broad industry issues, provides global thought leadership, contributes to strategy and is a brand ambassador for the Company. The Chairman is also responsible for all Board governance matters and presides over all meetings of shareholders.

The CEO is responsible for planning corporate strategy, brand equity, acquisitions and other management matters. The CEO is also responsible for executing the annual business plan.

The Lead Independent Director represents and acts as spokesperson for the independent directors as a group. The Lead Independent Director presides over all executive sessions of the Board’s independent directors, liaises between the Chairman, the CEO and the independent directors, and takes a lead role in the Board evaluation process along with the Chairman of the Board.

The Board believes that this structure is most appropriate for the Company as it allows the CEO to focus on day to day leadership, performance and strategy and enables the Chairman to focus on board and corporate governance matters, while also benefitting from his experience as former CEO of the Company.

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The Risk Management Committee, comprising of four independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The Risk Management Committee also monitors and approves our risk policies and associated practices. The Risk Management Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures. Our senior management, including a risk council comprising our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer is tasked with the direct management of enterprise risks, initiating mitigation actions, identifying owners for such actions and reviewing progress. Our senior management also provides regular reports and updates to the Risk Management Committee and our Board from time to time on the enterprise risks and actions taken.

Board committee information

Details relating to the Audit, Compensation, Nominations and Risk Management Committees of our Board are provided below.

Audit Committee

During fiscal 2010, our Audit Committee was comprised of four independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Mr. Deepak M. Satwalekar, Chairperson;
Prof. Marti G. Subrahmanyam;
Dr. Omkar Goswami; and
Mr. Sridar A. Iyengar (Audit Committee Financial Expert).

Effective April 13, 2010, the Audit Committee was re-constituted as follows:

Mr. Deepak M. Satwalekar, Chairperson;
Prof. Marti G. Subrahmanyam;
Mr. K. V. Kamath; and
Mr. Sridar A. Iyengar (Audit Committee Financial Expert).

Our Board has determined that each of the current members of the Audit Committee are independent directors under applicable NASDAQ rules.

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held 4 meetings in person and 2 meetings via conference calls during fiscal 2010. The Audit Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Compensation Committee

During fiscal 2010, our Compensation Committee was comprised of four non-executive independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Prof. Marti G. Subrahmanyam, Chairperson;
Mr. Claude Smadja;
Mr. David Boyles; and
Prof. Jeffrey Lehman.

Effective April 13, 2010, the Compensation Committee was re-constituted as follows:

Mr. K. V. Kamath, Chairperson;
Dr. Omkar Goswami;
Mr. David Boyles; and
Prof. Jeffrey Lehman.

Our Board has determined that each of the current members of the Compensation Committee are independent directors under applicable NASDAQ rules.

The purpose of our Compensation Committee is to discharge the Board of Directors' responsibilities relating to compensation of our executive directors and senior management. The Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The Compensation Committee held 5 meetings in person and 2 meetings via conference calls during fiscal 2010.

The Compensation Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Nominations Committee

During fiscal 2010, our Nominations Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Prof. Jeffrey Lehman, Chairperson;
Mr. Deepak M. Satwalekar; and
Dr. Omkar Goswami.

Effective April 13, 2010, the Nominations Committee was re-constituted as follows:

Prof. Jeffrey Lehman, Chairperson;
Mr. Deepak M. Satwalekar; and
Mr. K. V. Kamath.

Our Board has determined that each of the current members of the Nominations Committee are independent directors under applicable NASDAQ rules.

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

The Nominations Committee held 5 meetings in fiscal 2010.

The Nominations Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

During fiscal 2010, our Risk Management Committee was comprised of four independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

David L. Boyles, Chairperson;
Mr. Sridar A. Iyengar;
Ms. Rama Bijapurkar; and
Prof. Jeffrey Lehman.

Effective April 13, 2010, the committee was re-constituted as follows:

David L. Boyles, Chairperson;
Mr. Sridar A. Iyengar;
Prof. Jeffrey Lehman; and
Dr. Omkar Goswami.

Our Board has determined that each of the current members of the Risk Management Committee are independent directors under applicable NASDAQ rules.

The purpose of the Risk Management Committee is to assist our Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The Risk Management Committee has overall responsibility for monitoring and approving our risk policies and associated practices. The Risk Management Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The Risk Management Committee held 4 meetings in person and 3 meetings via conference call during fiscal 2010.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2010, we employed approximately 113,800 employees, of which approximately 106,900 were IT professionals. We employed approximately 104,900 employees, including approximately 97,300 IT professionals, as of March 31, 2009. We employed approximately 91,200 employees as of March 31, 2008, including approximately 85,000 IT professionals. We seek to attract and motivate IT professionals by offering:

•	an entrepreneurial environment that empowers IT professionals;

•	programs that recognize and reward performance;

•	challenging assignments;

•	constant exposure to new skills and technologies; and

•	a culture that emphasizes openness, integrity and respect for the employee.

Some of our employees in jurisdictions across Europe, including employees located in France, Spain, Sweden and Belgium are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees, including those employees covered under collective bargaining agreements.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2010, we received approximately 400,800 employment applications, tested approximately 77,000 applicants, interviewed approximately 61,000 applicants and extended offers of employment to approximately 26,200 applicants. In fiscal 2010, we hired approximately 6,800 new employees, net of attrition. These statistics do not include Infosys BPO or our wholly-owned subsidiaries, which recorded approximately 2,100 new hires, net of attrition, in fiscal 2010. We do not have significant recruiting activities outside India.

Performance appraisals

We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to underperformers.

Training and development

We have established a world-class training facility, the Infosys Global Education Center, in our campus in Mysore, India, with a view to consolidate learning activities across the Company. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 20 to 29 weeks of integrated on-the-job training prior to being assigned to a business unit.

As of March 31, 2010, we employed 610 full-time employees as faculty, including 208 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

In addition, we also have been working with several colleges across India through our Campus Connect program, enabling their faculty to provide industry related training to students at the colleges.

We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. We continually provide our technology professionals with exposure to new skills, technologies and global opportunities.

Compensation

Our IT professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2010, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,900 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), or L-1 visas (approximately 1,800 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2010, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2010. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars from Indian rupees based on fixing rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the FEDAI, which was Rs. 44.90 per $1.00. The share numbers and percentages listed below are based on 570,991,592 Equity Shares outstanding as of March 31, 2010. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy (1)	25,750,526	4.51	–	–	–
S. Gopalakrishnan (2)	19,555,617	3.42	–	–	–
K. Dinesh (3)	14,394,279	2.52	–	–	–
S. D. Shibulal (4)	12,628,911	2.21	–	–	–
T. V. Mohandas Pai	802,053	*	–	–	–
Srinath Batni (5)	662,225	*	–	–	–
Deepak Satwalekar	56,000	*	–	–	–
Marti G. Subrahmanyam	17,500	*	–	–	–
Sridar A. Iyengar	–	*	–	–	–
Omkar Goswami	12,300	*	–	–	–
Rama Bijapurkar	7,100	*	–	–	–
Claude Smadja	3,900	*	–	–	–
David Boyles	2,000	*	–	–	–
Jeffrey Lehman	–	*	–	–	–
K. V. Kamath	–	*	–	–	–
V. Balakrishnan (6)	476,600	*	–	–	–
Ashok Vemuri	–	*	–	–	–
B G Srinivas	60,000	*	–	–	–
Chandrasekhar Kakal	42,360	*	–	–	–
Subhash Dhar	50,000	*	–	–	–
Total (all directors and executive officers)	74,521,371	13.05	–	–	–
1.	Shares beneficially owned by Mr. Murthy include 23,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
2.	Shares beneficially owned by Mr. Gopalakrishnan include 12,898,891 Equity Shares owned by members of Mr. Gopalakrishnan’s immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
3.	Shares beneficially owned by Mr. Dinesh include 9,797,742 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
4.	Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
5.	Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni's immediate family. Mr. Batni disclaims beneficial ownership of such shares.
6.	Shares beneficially owned by Mr. Balakrishnan include 150,000 Equity Shares owned by members of Mr. Balakrishnan's immediate family. Mr. Balakrishnan disclaims beneficial ownership of such shares.

Option plans

1998 Stock Option Plan

Our 1998 Stock Option Plan, or the 1998 Plan, provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-qualified stock options. The 1998 Plan was approved by our Board of Directors in December 1997 and by our shareholders in January 1998. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan. A total of 11,760,000 ADSs, representing 11,760,000 Equity Shares, were reserved for issuance under the 1998 Plan. All options granted under the 1998 Plan are exercisable for our ADSs.

Our Compensation Committee administers the 1998 Plan. The Compensation Committee has the power to determine the terms of the options granted, including exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 1998 Plan, provided that no such action may affect any ADS previously issued and sold or any option to purchase an ADS previously granted under the 1998 Plan.

The 1998 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 1998 Plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 1998 Plan may not exceed 10 years.

The 1998 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

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

During the fiscal year ended March 31, 2010, there were no options to purchase ADSs or equity shares granted to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2010, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2010. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 570,991,592 Equity Shares outstanding, as of March 31, 2010.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
		March 31, 2010		March 31, 2009		March 31, 2008
Shareholding of all directors and officers as a group and officers as a group	–	74,521,371 13.04(1)		96,805,116	16.85 (2)	96,817,916	16.86 (3)

1.
Comprised of 2,192,038 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 571,438,320 equity shares which includes 446,728 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2010.

2.
Comprised of 2,313,138 shares owned by non-founder directors and officers and 7,000 options that are currently exercisable within 60 days of March 31, 2009 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 574,666,878 equity shares which includes 1,836,835 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2009.

3.
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

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value Rs. 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2010 are held by 35,565 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2010, 37.17% of our equity shares were held by these FIIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2010, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2010 and 2009, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed approximately $12 million and $7 million. We did not engage Infosys BPO for management services during fiscal 2008. Further, during fiscal 2010, fiscal 2009 and fiscal 2008, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them approximately $15 million, $12 million and $11 million, respectively.

Infosys Australia. In January 2004 we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million. During fiscal 2010, fiscal 2009 and fiscal 2008, we engaged Infosys Australia for software development services for which we have been billed approximately $134 million, $101 million and $121 million, respectively. Further, during fiscal 2010, fiscal 2009 and fiscal 2008, Infosys Australia engaged us for certain software development services for which we billed them approximately $5 million, $2 million and $1 million, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009 and 2008, we disbursed an amount of $2 million and $3 million, respectively, as loans to Infosys China, for expansion of business operations, each at an interest rate of 6.0% per annum. The loans are repayable within five years from the date of disbursement at the discretion of the subsidiary. The largest amount outstanding during the fiscal year 2010 was $10 million. Further, during the year ended March 31, 2009, we made an additional investment of $4 million in Infosys China. As of March 31, 2010, we have invested an aggregate of $14 million as equity capital and $10 million as loans in Infosys China. During fiscal 2010, 2009 and 2008, we engaged Infosys China for software development services for which we have been billed approximately $28 million, $17 million and $14 million, respectively. Further, during fiscal 2010 Infosys China engaged us for certain software development services for which we billed them approximately $2 million.

Infosys Consulting. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2010, 2009 and 2008, we made an additional investment of $10 million, $5 million and $20 million, respectively, in Infosys Consulting. As of March 31, 2010, we have invested an aggregate of $55 million in the subsidiary. During fiscal 2010, 2009 and 2008, we engaged Infosys Consulting for consulting services for which we have been billed approximately $80 million, $59 million and $58 million, respectively. Further, during fiscal 2010 and 2009 Infosys Consulting engaged us for certain software development services for which we billed them approximately $5 million and $1 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. During fiscal 2010 and 2008, we made an additional investment of $4 million and $5 million, respectively, in Infosys Mexico. As of March 31, 2010, we have invested an aggregate of $9 million in the subsidiary. During fiscal 2010, 2009 and 2008, we engaged Infosys Mexico for software development services for which we have been billed approximately $9 million, $7 million and $1 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. During fiscal 2010 we engaged Infosys Sweden for software development services for which we have been billed approximately $2 million.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA, to expand our operations in South America. We have invested an aggregate of $6 million in Infosys Brasil as of March 31, 2010. During fiscal 2010 we engaged Infosys Brasil for software development services for which we have been billed approximately $1 million.

Infosys Public Services. In October 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market. We have invested an aggregate of $5 million in Infosys Public Services as of March 31, 2010.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $24 million each were outstanding as of March 31, 2010 and 2009. The aggregate loans outstanding as of March 31, 2008 were $29 million.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated balance sheets as of March 31, 2010 and 2009
•	Consolidated statements of comprehensive income for the years ended March 31, 2010, 2009 and 2008
•	Consolidated statements of changes in equity for the years ended March 31, 2010, 2009 and 2008
•	Consolidated statements of cash flows for the years ended March 31, 2010, 2009 and 2008
•	Notes to the consolidated financial statements
•	Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For the fiscal year ended March 31, 2010, 2009 and 2008, we generated $4,746 million, $4,603 million and $4,121 million, or 98.8%, 98.7% and 98.7% of our total revenues of $4,804 million, $4,663 million and $4,176 million, respectively, from the export of our products and rendering of services outside of India.

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

In fiscal 2010, 2009 and 2008, we paid cash dividends of approximately $0.48, $0.89 and $0.31 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share (Rs.)	Dividend per Equity Share ($)	Dividend per ADS ($)
2010	23.50	0.48	0.48
2009*	37.25	0.89	0.89
2008	12.50	0.31	0.31
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

As of March 31, 2010, we had 570,991,592 equity shares issued and outstanding. There were 35,565 record holders of ADRs, evidencing 106,875,947 ADSs (equivalent to 106,875,947 equity shares). As of March 31, 2010, there were 381,716 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the NASDAQ. Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the FEDAI, which was Rs. 44.90 per $1.00. The high and low prices for the Indian stock exchanges and NASDAQ are based on the closing prices for each day of the relevant period.

	BSE Price per Equity Share		NSE Price per Equity Share		NASDAQ Price per ADS
	High	Low	High	Low	High	Low
Fiscal
2010	$62.49	$29.87	$62.67	$29.98	$62.32	$26.81
2009	44.38	24.52	44.40	24.55	49.37	21.11
2008	47.40	29.24	47.41	29.28	55.84	33.01
2007	52.95	27.66	53.07	27.67	60.55	32.85
2006	34.02	21.01	34.02	21.01	41.26	28.30

Fiscal 2010
First Quarter	40.68	29.87	40.38	29.98	37.66	26.81
Second Quarter	53.58	37.34	53.68	37.36	49.29	34.29
Third Quarter	58.02	47.65	57.93	47.73	55.99	46.00
Fourth Quarter	62.49	52.39	62.67	52.40	62.32	50.69

Fiscal 2009
First Quarter	44.38	31.66	44.40	31.67	49.37	35.81
Second Quarter	40.56	31.00	40.58	31.03	43.99	29.35
Third Quarter	32.38	24.52	32.28	24.55	32.40	21.11
Fourth Quarter	30.75	25.19	30.72	25.21	29.34	22.78

Fiscal 2008
First Quarter	47.40	42.41	47.41	42.45	55.84	47.49
Second Quarter	45.32	39.22	45.31	39.23	54.47	44.50
Third Quarter	47.32	34.12	47.33	34.11	55.29	38.66
Fourth Quarter	38.97	29.24	38.94	29.28	44.43	33.01

Month
March-2010	62.49	58.24	62.67	58.26	62.32	58.19
February-2010	58.18	52.39	58.29	52.40	56.90	50.69
January-2010	59.89	54.89	59.91	54.88	58.75	51.91
December-2009	58.02	52.93	57.93	52.94	55.99	51.65
November-2009	54.20	47.65	54.31	47.73	52.64	46.38
October-2009	51.47	48.23	52.04	48.50	49.59	46.00

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for NASDAQ quotes and www.nse-india.com for NSE quotes.

On April 30, 2010, the closing price of equity shares on the BSE was Rs. 2,736.15 equivalent to $61.56 per equity share based on the exchange rate on that date.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2010 was approximately Rs. 60.09 trillion or approximately $1,338.35 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2010 was approximately Rs. 61.64 trillion or approximately $1,372.83 billion. The BSE began allowing online trading in May 1995. As of March 31, 2010, the BSE had 1,010 members, comprised of 173 individual members, 814 Indian companies and 23 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:00 a.m. and 3:30 p.m. (Indian Standard Time).

Derivatives

Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self regulatory organization under the supervision of the SEBI.

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The Securities and Exchange Board of India (SEBI) mandates that a company which proposes to make an offer of its securities (by way of an initial public offering or rights issue or further public offering) to the public and list them on a recognised stock exchange in India must enter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings or private placements and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October 2004, a securities transaction tax was implemented in India. A securities transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.125% of the value of the security. The securities transaction tax is required to be paid by both the buyer and the seller. For non-delivery based transactions, a lower rate of 0.025% to be adjusted against business profits is applicable and is payable by the seller. For derivatives, the securities transaction tax is 0.0133%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a securities transaction tax of 0.20%. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are incorporated by reference to this Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice.

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 14 directors. As per the Indian Companies Act, unless the articles of association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the Board until they resign or are removed. Our Articles of Association require two thirds of our directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election.

Executive directors are required to retire at age 60 in accordance with our employee retirement policies. Other Board members must retire from the Board at age 65. The retirement age for the independent chairperson of the board is 70 years. Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our Board of Directors.

Our Articles of Association and the Indian Companies Act provide that any director who has a personal interest in a transaction being discussed by the board of directors must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting at the time of discussing the transaction. Such director's interest in any such transaction must be reported at the next meeting of Board of Directors. The remuneration payable to our directors may be fixed by the Board of Directors in accordance with the Indian Companies Act and provisions prescribed by the Government of India. Our Articles of Association provide that our Board of Directors may generally borrow any sum of money for the Company’s business purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from the Company’s bankers in the ordinary cause of business), exceeds the aggregate of our paid-up capital and free reserves, we cannot borrow such amounts without the consent of our shareholders.

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

•	To conduct or otherwise subsidize or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes; and

•	To carry on any other trade or business whatsoever as can in our opinion can be advantageously or conveniently carried on by us.

General

Our authorized share capital is Rs. 3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of Rs. 5/- per share. As of March 31, 2010, 570,991,592 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2010, we had outstanding options to purchase 204,464 Equity Shares and 242,264 ADSs. For the purposes of this Annual Report on Form 20-F, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Indian Companies Act, our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Indian Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommended by the Board of Directors. In India, dividends are generally declared as a percentage of the par value of a company's equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares of ADSs of the Company, we are required to inform the stock exchanges on which our equity shares and ADSs are listed the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash to the shareholder’s order or the shareholder’s banker’s order.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends.

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the paid-up capital, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend to be declared in such year.

The Indian Companies Act further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits that have been transferred to its reserves, subject to the following conditions:

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the reserves or surplus in the company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from capitalization of the securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible debt securities, through reservation of shares in proportion to such conversion (which bonus shares may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within two months from the date of approval by the Board of Directors and cannot be withdrawn after the decision to make a bonus issue has been made.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares with the approval of its shareholders, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Preemptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the Board of Directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the company.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board of Directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the Board of Directors.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depositary Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period. The date on which this period begins is the record date. The Indian Companies Act requires us to give at least seven days prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

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

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. A stamp duty to the extent of 0.25% of the value of the shares (regardless of the consideration paid) is due and payable on the transfer of shares in physical form. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day that the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its annual accounts with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company's shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon.

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

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Court/Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company's purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Liquidation Rights

As per the Indian Companies Act, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the Company to its employees, taxes, payments to secured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Subject to the buy-back of shares as set out in the section titled “Company Acquisition of Equity Shares”, under the Indian Companies Act, equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of 5%, 10%, 14%, 54% or 74% (or more, in each case) of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires any person holding more than 15% and less than 55% of the shares or voting rights in a company to disclose to the Company and to the stock exchanges on which the equity shares of the company are listed, the sale or acquisition of 2% or more of the shares or voting rights of the company and his revised shareholding to the company within two days of such acquisition or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). Holders of ADSs would be subject to these notification requirements based on the thresholds prescribed under the Takeover Code.

Within 4 days of the acquisition of or entering into an agreement (whether written or otherwise) to acquire 15% or more of such shares or voting rights, or a change in control of the company by an acquirer along with persons acting in concert, the acquirer is required to make a public announcement to the other shareholders offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires or agrees to acquire more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of or agreement to acquire (other than the acquisition of up to 5% of the shares or voting rights of the company on the stock market subject to the post-acquisition holding being less than 75% of the shares or voting rights of the company) outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares or being rights acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the listing agreement or cause a delisting of the Company in accordance with the Securities & Exchange Board of India (Delisting of Existing shares) Regulations 2009. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

Previously, the Takeover Code contained a specific exemption from the above requirements in relation to instruments (such as ADSs) which were convertible into equity shares of a company. However, on November 6, 2009, SEBI amended the Takeover Code. Pursuant to this amendment, the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company would be triggered (a) where holders of such convertible instruments are entitled to exercise voting rights in respect of the shares underlying the instruments, upon the acquisition of such convertible instruments that entitle the holder to more than 15% of the shares or voting rights in the company; and (b) where holders of such convertible instruments are not entitled to exercise voting rights in respect of the underlying shares, upon their conversion with the underlying shares carrying voting rights, if such underlying shares represent 15% or more of the shares or voting rights of the company.

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs“). Accordingly, the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 15% or more of the shares or voting rights of the company.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchange(s). The agreements also provide that if any person (along with persons acting in concert) acquires or agrees to acquire our equity shares exceeding 15% of voting rights in our Company or if any person (along with persons acting in concert) who holds our equity shares (which in the aggregate carries less than 15% of the voting rights) seeks to acquire our equity shares exceeding 15% of voting rights in our Company, then the acquirer/ purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting rights of our total outstanding equity shares at a prescribed price as per the Takeover Code.

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

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

As soon as practicable after receipt of notice of any general meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holder's ADRs, (iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us, and (iv) if the Depositary does not receive instructions from a holder, he would be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote such deposited securities, subject to satisfaction of certain conditions.

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

Insider Trading Regulations

Under the SEBI (Prohibition of Insider Trading) Regulations, 1992, or the Insider Trading Regulations, any person who holds more than 5% of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by such person and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5%) if there has been change in such holdings from the last disclosure made, if such change exceeds 2% of the total shareholding or voting rights in the company. Such disclosure is required to be made within two working days of: (i) the receipt of intimation of allotment of the shares; or (ii) the acquisition or the sale of the shares or voting rights. As a result of a clarification issued by SEBI on June, 22 2009 under the SEBI (Informal Guidance) Scheme, 2003, disclosures would be required to be made by a holder of ADSs under the Insider Trading Regulations as set out above where the shares that underlie that holder’s ADSs represent 5% or more of the shares or voting rights of the Company.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board, or FIPB, or the Reserve Bank of India, or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described below), and the ownership restrictions based on the nature of the foreign investor (as described below). If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. A non-resident, other than a non-resident registered as a financial institutional investor with the Securities and Exchange Board of India, cannot acquire shares on a stock exchange. For off-market, negotiated transactions between residents and non-residents, the guidelines stipulate pricing norms, which are based on the prevailing market price.

Transfers of shares or convertible debentures of the company, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions. However, for industries other than the technology sector, approval from the Government of India may be required for a transfer between two non-residents.

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

Takeover Code

Please refer to the detailed description of the Takeover Code is provided under 'Takeover Code and Listing Agreements' above.

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

First, a registered broker in India (registered with SEBI) can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

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

Second, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•
the price of the offering is determined by the managing underwriters of the offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the Board of Directors of the company decides to open the issue);

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

Transfer of ADSs and Surrender of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the Depositary for ADSs may not be permitted, other than as set out above.

Government of India Approvals

Pursuant to the RBI's regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

•
the ADSs must be offered at a price determined by the lead manager of such offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the Board of Directors of the company decides to open the issue);

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 16.99% inclusive of applicable surcharge and education cess. The Finance Bill 2010 has proposed to reduce the surcharge applicable from 10% to 7.5% pursuant to which the rate of dividend distribution tax would be reduced to 16.61% inclusive of applicable surcharge and education cess. The Finance Act, 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 however included income eligible for deductions under sections 10A of the Act in the computation of book profits for the levy of MAT. Income earned by an SEZ developer and SEZ operating units under Section 10AA of the Act is however exempt from MAT under section 115JB. The rate of MAT for domestic companies, is currently 16.99% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Finance Bill, 2010 has proposed to increase the rate of MAT to 19.93% (inclusive of surcharge and education cess).

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years.

Taxation of Employee Stock Options. Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite. This treatment extends to all options granted under a company's stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the maximum marginal rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

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

•
any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

The rate of surcharge is currently 10% in the case of domestic companies whose taxable income is greater than Rs. 10,000,000. For foreign companies, the rate of surcharge is 2.5% if the taxable income exceeds Rs. 10,000,000. The Finance Bill 2010 has proposed to reduce the rate of applicable surcharge to 7.5% in the case of domestic companies whose taxable income is greater than Rs. 10,000,000.

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

It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs. 500,000. The Finance Bill 2010 has proposed to increase the above threshold from Rs. 500,000 to Rs. 800,000.

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

Material United States Federal Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes, generally for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address U.S. federal tax laws other than income or estate tax or U.S. state or local or non-U.S. tax laws.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder's tax basis in the equity shares or ADSs, and thereafter as capital gain.

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

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares generally will be foreign source income for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

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

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See 'Taxation - Indian Taxation - Taxation of Capital Gains.' Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize such taxes as a credit against the U.S. holder's federal income tax liability.

Estate taxes. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2010. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•
may be required to pay an interest charge together with tax calculated at ordinary income rates on 'excess distributions,' as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•
may avoid the ‘excess distribution’ rules described above by making a 'qualified electing fund election' (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro rata share of undistributed amounts of our income. We do not plan to provide information necessary for U.S. holders to make a 'qualified electing fund' election;

•
may avoid the ‘excess distribution rules described above if the equity shares are 'marketable' by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year; or

•	may be subject to additional annual return requirements under Treasury Regulations to be promulgated.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF EQUITY SHARES OR ADSS. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION.

DOCUMENTS ON DISPLAY

This report and other information filed or to be filed by Infosys Technologies Limited can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20459.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

This information is set forth under the caption “Operating and Financial Review and Prospects” is set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)
a fee not in excess of US $0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

(ii)	a fee not in excess of US $0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

(iii)	a fee not in excess of US $0.02 per ADS for each cash distribution pursuant to the deposit agreement; and

(iv)
a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;

(ii)
transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

(iv)
customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary

Since the commencement of the Company’s most recent fiscal year, the Company has not received any direct payments or reimbursements from the depositary relating to the Company’s ADR program. However, during fiscal 2010, expenses in an aggregate amount of approximately $165,500 have been borne by the depositary in relation to the Company’s ADS program, including approximately:

•	$3,300 towards payments made to Tri State Financial LLC, a financial printing firm for printing the Company’s notice, proxy card and other interim communications distributed to our ADS holders;

•	$106,500 towards payments made to proxy processing firms for mailing the Company’s notice, proxy card and other interim communications to ADS holders or their brokers, of which approximately:
·	$104,400 was made to Broadridge Financial Solutions, Inc.;
·	$1,200 was made to FOLIOFn Invesments, Inc; and
·	$900 was made to ICE Systems, Inc;

•
$40,000 towards payments made to Ipreo Holdings LLC as subscription fees for BD Corporate, a market intelligence tool which allows the Company to maintain its investor database, disseminate information to investors and monitor investor positions;

•	$10,700 towards payments made to Thomson Reuters as the annual subscription fee for Reuters Knowledge, a web-based information and analytics tool; and

•	$5,000 towards payments made to Ipreo Holdings LLC as subscription fees for Bigdough IR, an investor relations service used by the Company’s management.

The Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2010.

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

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2010.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Technologies Limited:

We have audited Infosys Technologies Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Technologies Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, and the related financial statement schedule II, and our report dated April 30, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule II.

KPMG
Bangalore, India
April 30, 2010

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Sridar A. Iyengar is a member of our board of directors and is a member of its audit committee. Our board of directors has determined that Mr. Sridar A. Iyengar is an audit committee financial expert as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NASDAQ rules.

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2010 and 2009:

Type of Service	Fiscal 2010	Fiscal 2009	Description of Services
(a) Audit Fees	$745,621	$598,568	Audit and review of financial statements
(b) Tax Fees	–	5,111	Tax returns and filing and advisory services
(c) All Other Fees	8,379	139,654	Statutory certifications, quality registrar, work permit related services, IFRS related advisory services and other advisory services
Total	$754,000	$743,333

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for audit committees applicable to us as a foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Rule 5615(a)(3) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600 series of the NASDAQ, provided such foreign private issuer shall disclose in its annual reports filed with the SEC or on its website each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

Under the NASDAQ Rule 5620(c), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33-1/3% of the outstanding shares of a company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 5620(c), and instead we follow our home country practice. Under the NASDAQ Rule 5620(b), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to NASDAQ. However, Section 176 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620(b). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2010 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India April 30, 2010	Deepak M. Satwalekar Chairperson, Audit committee	Prof. Marti G.Subrahmanyam Member, Audit committee	K.V. Kamath Member, Audit committee

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

Bangalore, India April 30, 2010	V. Balakrishnan Chief Financial Officer	S. D. Shibulal Chief Operating Officer	S. Gopalakrishnan Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Technologies Limited:

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Technologies Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Bangalore, India
April 30, 2010

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,
(Dollars in millions except share data)
	Note	2010	2009
ASSETS
Current assets
Cash and cash equivalents	2.1	$2,698	$2,167
Available-for-sale financial assets	2.2	569	–
Investment in certificates of deposit		265	–
Trade receivables		778	724
Unbilled revenue		187	148
Derivative financial instruments	2.7	21	–
Prepayments and other current assets	2.4	143	81
Total current assets		4,661	3,120
Non-current assets
Property, plant and equipment	2.5	989	920
Goodwill	2.6	183	135
Intangible assets	2.6	12	7
Deferred income tax assets	2.17	78	81
Income tax assets	2.17	148	54
Other non-current assets	2.4	77	52
Total non-current assets		1,487	1,249
Total assets		$6,148	$4,369
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$2	$5
Derivative financial instruments	2.7	–	22
Current income tax liabilities	2.17	161	115
Client deposits		2	1
Unearned revenue		118	65
Employee benefit obligations	2.8	29	21
Provisions	2.9	18	18
Other current liabilities	2.10	380	290
Total current liabilities		710	537
Non-current liabilities
Deferred income tax liabilities	2.17	26	–
Employee benefit obligations	2.8	38	37
Other non-current liabilities	2.10	13	11
Total liabilities		787	585
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,991,592, net of treasury shares and 572,830,043 as of March 31, 2010 and 2009, respectively		64	64
Share premium		694	672
Retained earnings		4,611	3,618
Other components of equity		(8)	(570)
Total equity attributable to equity holders of the company		5,361	3,784
Total liabilities and equity		$6,148	$4,369
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,
(Dollars in millions except share data)
	Note	2010	2009	2008

Revenues		$4,804	$4,663	$4,176
Cost of sales		2,749	2,699	2,453
Gross profit		2,055	1,964	1,723
Operating expenses:
Selling and marketing expenses		251	239	230
Administrative expenses		344	351	334
Total operating expenses		595	590	564
Operating profit		1,460	1,374	1,159
Other income, net	2.14	209	101	175
Profit before income taxes		1,669	1,475	1,334
Income tax expense	2.17	356	194	171
Net profit		$1,313	$1,281	$1,163
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset		$2	–	–
Gain transferred to net profit on sale of available-for-sale financial asset		(1)	–	–
Unrealized holding gains on available-for-sale financial asset, net of tax effect of $2 million (refer note 2.2)		6	–	–
Exchange differences on translating foreign operations		555	(871)	216
Total other comprehensive income		$562	$(871)	$216

Total comprehensive income		$1,875	$410	$1,379

Profit attributable to:
Owners of the company		$1,313	$1,281	$1,163
Non-controlling interest		–	–	–
		$1,313	$1,281	$1,163
Total comprehensive income attributable to:
Owners of the company		$1,875	$410	$1,379
Non-controlling interest		–	–	–
		$1,875	$410	$1,379

Earnings per equity share
Basic ($)		2.30	2.25	2.04
Diluted ($)		2.30	2.25	2.04
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		570,475,923	569,656,611	568,564,740
Diluted		571,116,031	570,629,581	570,473,287
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Changes in Equity
(Dollars in millions except share)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2007	571,209,862	$64	$631	$1,942	$85	$2,722
Changes in equity for the year ended March 31, 2008
Shares issued on exercise of employee stock options	785,896	—	15	—	—	15
Share-based compensation	—	—	3	—	—	3
Income tax benefit arising on exercise of share options	—	—	6	—	—	6
Dividends (including corporate dividend tax)	—	—	—	(209)	—	(209)
Net profit	—	—	—	1,163	—	1,163
Exchange differences on translating foreign operations	—	—	—	—	216	216
Balance as of March 31, 2008	571,995,758	$64	$655	$2,896	$301	$3,916
Changes in equity for the year ended March 31, 2009
Shares issued on exercise of employee stock options	834,285	—	14	—	—	14
Share-based compensation	—	—	1	—	—	1
Income tax benefit arising on exercise of share options	—	—	2	—	—	2
Dividends (including corporate dividend tax)	—	—	—	(559)	—	(559)
Net profit	—	—	—	1,281	—	1,281
Exchange differences on translating foreign operations	—	—	—	—	(871)	(871)
Balance as of March 31, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the year ended March 31, 2010
Shares issued on exercise of employee stock options	995,149	—	20	—	—	20
Treasury shares*	(2,833,600)	—	—	—	—	—
Reserves on consolidation of trusts	—	—	—	10	—	10
Income tax benefit arising on exercise of share options	—	—	2	—	—	2
Dividends (including corporate dividend tax)	—	—	—	(330)	—	(330)
Reversal of impairment loss on available-for-sale financial asset	—	—	—	—	2	2
Gain transferred to net profit on sale of available-for-sale financial asset	—	—	—	—	(1)	(1)
Unrealized holding gains, net of tax effect of $2 million (refer note 2.2)	—	—	—	—	6	6
Net profit	—	—	—	1,313	—	1,313
Exchange differences on translating foreign operations	—	—	—	—	555	555
Balance as of March 31, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
The accompanying notes form an integral part of the consolidated financial statements
*Effective fiscal 2010 treasury shares held by controlled trusts were consolidated

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	Note	2010	2009	2008
Operating activities:
Net profit		$1,313	$1,281	$1,163
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	199	165	149
Share based compensation	2.16	–	1	3
Income on investments		(36)	(3)	(2)
Income tax expense	2.17	356	194	171
Other non cash item		1	–	–
Changes in working capital
Trade receivables		41	(81)	(211)
Prepayments and other assets		(49)	11	(49)
Unbilled revenue		(19)	(58)	(41)
Trade payables		(4)	(6)	7
Client deposits		1	–	1
Unearned revenue		42	10	(6)
Other liabilities and provisions		(18)	89	109
Cash generated from operations		1,827	1,603	1,294
Income taxes paid	2.17	(370)	(194)	(137)
Net cash provided by operating activities		1,457	1,409	1,157
Investing activities:
Payment for acquisition of business, net of cash acquired	2.3	(37)	(3)	(26)
Expenditure on property, plant and equipment	2.5	(143)	(285)	(373)
Proceeds on sale of property, plant and equipment		1	–	–
Loans to employees		2	(1)	1
Non-current deposits placed with corporation		(6)	(20)	(7)
Acquisition of minority interest in subsidiary		–	–	(6)
Income on investments		22	3	2
Proceeds from sale of available-for-sale financial asset		12	–	–
Investment in certificates of deposit		(249)	(41)	–
Redemption of certificates of deposit		–	41	–
Investment in available-for-sale financial assets		(2,091)	(186)	(511)
Redemption of available-for-sale financial assets		1,559	202	500
Net cash used in investing activities		(930)	(290)	(420)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		20	14	15
Payment of dividends (including corporate dividend tax)		(330)	(559)	(209)
Net cash used in financing activities		(310)	(545)	(194)
Effect of exchange rate changes on cash and cash equivalents		304	(465)	121
Net increase in cash and cash equivalents		217	574	543
Cash and cash equivalents at the beginning	2.1	2,167	2,058	1,394
Opening balance of cash and cash equivalents of controlled trusts		10	–	–
Cash and cash equivalents at the end	2.1	$2,698	$2,167	$2,058
Supplementary information:
Restricted cash balance	2.1	$16	–	$1
The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil) and Infosys Public Services, Inc,  (Infosys Public Services), is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The company’s consolidated financial statements were authorized for issuance by the company’s Board of Directors on April 30, 2010.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these financial statements.

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

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited condensed consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

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

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and Intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

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

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

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

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

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

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

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

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

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

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

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

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

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

b.Onerous contracts

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

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

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

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards early adopted by the company

1.
IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. This standard was early adopted by the company as of April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2.

IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as of April 1, 2009. Business combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future the company is likely to adopt the first method for measuring NCI.

3.
IAS 27 Consolidated and Separate Financial Statements, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as of April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

1.25.2 Recently adopted accounting pronouncements

1.
IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. This Standard was adopted by the company as of April 1, 2009. Consequent to the adoption of the standard, the title for cash flows has been changed to ‘Statement of Cash Flow’. Further, the company has included in its complete set of financial statements, a single ‘Statement of Comprehensive Income’.

2.

IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognised by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the company as a result of the adoption of this interpretation.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(Dollars in millions)
	As of March 31,
	2010	2009
Cash and bank deposits	$2,351	$1,911
Deposits with corporations	347	256
	$2,698	$2,167

Cash and cash equivalents as of March 31, 2010 include restricted cash and bank balances of $16 million. The restricted cash and bank balances as of March 31, 2009 were less than $1 million. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(Dollars in millions)
	As of March 31,
	2010	2009
Current accounts
ABN Amro Bank, China	$7	$1
ABN Amro Bank, China (U.S. dollar account)	3	3
Bank of America, USA	153	116
Bank of America, Mexico	4	–
Citibank N.A., Australia	6	7
Citibank N.A., Brazil	2	–
Citibank N.A., Czech Republic (Euro account)	–	1
Citibank N.A., Czech Republic (U.S. dollar account)	–	1
Citibank N.A., Japan	1	–
Citibank N.A., Singapore	–	2
Citibank N.A., India	1	–
Deutsche Bank, Belgium	4	1
Deutsche Bank, Germany	3	1
Deutsche Bank, India	3	2
Deutsche Bank, Netherlands	2	–
Deutsche Bank, Switzerland	2	–
Deutsche Bank, Thailand	1	–
Deutsche Bank, Philippines (U.S. dollar account)	1	–
Deutsche Bank, Poland	1	–
Deutsche Bank, United Kingdom	7	11
Deutsche Bank-EEFC, India (Euro account)	1	5
Deutsche Bank-EEFC, India (Swiss Franc account)	–	1
Deutsche Bank-EEFC, India (U.S. dollar account)	2	2
HSBC Bank, United Kingdom	1	2
ICICI Bank, India	30	4
ICICI Bank-EEFC, India (United Kingdom Pound Sterling account)	–	1
ICICI Bank-EEFC, India (U.S. dollar account)	2	8
National Australia Bank Limited, Australia	5	6
National Australia Bank Limited, Australia (U.S. dollar account)	3	2
Royal Bank of Canada, Canada	4	1
Wachovia Bank, USA	2	–
	$251	$178
Deposit accounts
Andhra Bank, India	$22	$16
Allahabad Bank	33	–
Bank of Baroda, India	67	163
Bank of India	196	–
Bank of Maharashtra, India	111	106
Barclays Bank, Plc. India	22	28
Canara Bank, India	214	157
Central Bank of India	22	–
Citibank N.A., Czech Republic	2	1
Citibank (Euro account)	1	–
Citibank (U.S. dollar account)	1	–
Corporation Bank, India	62	68
DBS Bank, India	11	5
Deutsche Bank , Poland	2	–
HSBC Bank, India	108	56
ICICI Bank, India	320	110
IDBI Bank, India	202	108
ING Vysya Bank, India	6	10
Indian Overseas Bank	31	–
Jammu and Kashmir Bank	2	–
Kotak Mahindra Bank	14	–
National Australia Bank Limited, Australia	69	45
Oriental Bank of Commerce	22	–
Punjab National Bank, India	221	95
Standard Chartered Bank, India	–	7
State Bank of Hyderabad, India	52	39
State Bank of India, India	28	416
State Bank of Mysore, India	111	99
Syndicate Bank, India	106	99
The Bank of Nova Scotia, India	–	69
Union Bank of India, India	21	17
Vijaya Bank, India	21	19
	$2,100	$1,733
Deposits with corporations
HDFC Limited, India	$346	$256
Sundaram BNP Paribus Home Finance Limited	1	–
	$347	$256
Total	$2,698	$2,167

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity instruments are classified as available-for-sale financial assets.

Investment in liquid mutual fund units is as follows:
(Dollars in millions)
	As of March 31,
	2010	2009
Cost and fair value	$561	–

Investment in unlisted equity instruments is as follows:
(Dollars in millions)
	As of March 31,
	2010	2009
Cost	–	–
Gross unrealised holding gains	8	–
Fair value	$8	–

During February 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (Rs. 166.58 per share), derived from quoted prices of the underlying marketable equity instruments. The total consideration amounted to $12 million, net of taxes and transaction costs. The resultant income of $11 million is included under other income. Additionally, the remaining 2,154,100 shares have been fair valued at $8 million and the resultant unrealized gain of $6 million, net of taxes of $2 million has been recognized in other comprehensive income. The fair value of $8 million has been derived based on an agreed upon exchange ratio between these unlisted equity instruments and quoted prices of the underlying marketable equity instruments.

2.3 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million. Consequent to this acquisition, intellectual property rights amounting to $3 million were recorded. Considering the economic benefits expected to be obtained from the intellectual property rights this amount has been fully amortized during the previous year.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	2	–	2
Intangible assets-Customer contracts and relationships	–	10	10
Intangible assets-Computer software platform	–	3	3
	$3	$13	$16
Goodwill			30
Total purchase price			$46

The entire goodwill is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was $4 million. Management expects the entire amount to be collected.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:
(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	$34
Liabilities settled in cash	3
Contingent consideration	9
Total	$46

The payment of the contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, in the event that McCamish signs a deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between $14 million and $20 million.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of March 31,
	2010	2009
Current
Rental deposits	$8	$7
Security deposits with service providers	14	7
Loans to employees	23	22
Prepaid expenses	9	7
Interest accrued and not due	2	1
Withholding taxes	77	33
Advance payments to vendors for supply of goods	4	3
Other assets	6	1
	$143	$81
Non-current
Loans to employees	$1	$2
Deposit with corporation	75	50
Prepaid gratuity and other benefits	1	-
	$77	$52
	$220	$133
Financial assets in prepayments and other assets	$123	$89

Withholding taxes primarily consist of input tax credits. Other assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Property, plant and equipment consist of the following as of March 31, 2010:
(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$73	–	$73
Buildings	735	(166)	569
Plant and machinery	281	(144)	137
Computer equipment	279	(233)	46
Furniture and fixtures	170	(98)	72
Vehicles	1	–	1
Capital work-in-progress	91	–	91
	$1,630	$(641)	$989

Property, plant and equipment consist of the following as of March 31, 2009:
(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$56	–	$56
Buildings	574	(106)	468
Plant and machinery	233	(103)	130
Computer equipment	243	(189)	54
Furniture and fixtures	153	(76)	77
Vehicles	1	–	1
Capital work-in-progress	134	–	134
	$1,394	$(474)	$920

During the year ended March 31, 2010 and 2009, certain assets which were old and not in use having gross book value of $82 million and $74 million, respectively, (carrying value Nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2010:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as of April 1, 2009	$56	$468	$130	$54	$77	$1	$134	$920
Translation differences	6	63	17	4	9	–	17	116
Acquisition through business combination	–	–	–	1	–	–	–	1
Additions/ (deletions)	11	82	45	44	21	–	(60)	143
Depreciation	–	(44)	(55)	(57)	(35)	–	–	(191)
Carrying value as of March 31, 2010	$73	$569	$137	$46	$72	$1	$91	$989

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2009:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as of April 1, 2008	$57	$395	$113	$58	$68	–	$331	$1,022
Translation differences	(13)	(98)	(27)	(17)	(17)	–	(54)	(226)
Additions/ (deletions)	12	205	87	68	55	1	(143)	285
Depreciation	–	(34)	(43)	(55)	(29)	–	–	(161)
Carrying value as of March 31, 2009	$56	$468	$130	$54	$77	$1	$134	$920

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2008:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as of April 1, 2007	$40	$279	$85	$59	$51	–	$224	$738
Translation differences	2	22	6	5	5	–	17	57
Acquisition through business combination	–	–	–	3	–	–	–	3
Additions	15	122	57	52	37	–	90	373
Depreciation	–	(28)	(35)	(61)	(25)	–	–	(149)
Carrying value as of March 31, 2008	$57	$395	$113	$58	$68	–	$331	$1,022

The depreciation expense for year ended March 31, 2010, 2009 and 2008 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $33 million and $22 million as of March 31, 2010 and 2009, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were $67 million and $73 million as of March 31, 2010 and 2009, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of March 31,
	2010	2009
Carrying value at the beginning	$135	$174
Goodwill recognized on acquisition (Refer Note 2.3)	30	-
Translation differences	18	(39)
Carrying value at the end	$183	$135

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(Dollars in millions)
Segment	As of March 31,
	2010	2009
Financial services	$89	$53
Manufacturing	21	18
Telecom	3	2
Retail	50	44
Others	20	18
Total	$183	$135

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the ‘Financial Services’ segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2010, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:
In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(Dollars in millions)
	As of March 31,
	2010	2009
Gross carrying value at the beginning	$11	$11
Intellectual property rights (Refer Note 2.3)	–	3
Customer contracts and relationships (Refer Note 2.3)	10	–
Computer software platform (Refer Note 2.3)	3	–
Translation differences	–	(3)
Gross carrying value at the end	$24	$11

Accumulated amortization at the beginning	$4	–
Amortization expense	8	4
Accumulated amortization at the end	$12	$4
Net carrying value	$12	$7

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during the year ended March 31, 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2010, the customer contracts have a remaining amortization period of five years.

The intangible customer contracts and relationships recognized at the time of McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of March 31, 2010, the customer contracts and relationships have a remaining amortization period of nine years.

The intangible computer software platform recognized at the time of McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the respective asset, based on the life over which economic benefits were expected to be realized, has been fully amortized.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2010 and 2009 was $8 million and $4 million, respectively. For the year ended March 31, 2008, the aggregate amortization expense was less than $1 million.

Research and development expense recognized in net profit in the statement of comprehensive income, for the year ended March 31, 2010, 2009 and 2008 was $92 million, $51 million and $50 million, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,698	–	–	–	$2,698
Available-for-sale financial assets (Refer Note 2.2)	–	–	569	–	569
Investment in certificates of deposit	265	–	–	–	265
Trade receivables	778	–	–	–	778
Unbilled revenue	187	–	–	–	187
Derivative financial instruments	–	21	–	–	21
Prepayments and other assets (Refer Note 2.4)	123	–	–	–	123
Total	$4,051	$21	$569	–	$4,641
Liabilities:
Trade payables	–	–	–	$2	$2
Client deposits	–	–	–	2	2
Employee benefit obligations (Refer Note 2.8)	–	–	–	67	67
Other liabilities (Refer Note 2.10)	–	–	–	331	331
Total	–	–	–	$402	$402

The carrying value and fair value of financial instruments by categories as of March 31, 2009 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,167	–	–	–	$2,167
Trade receivables	724	–	–	–	724
Unbilled revenue	148	–	–	–	148
Prepayments and other assets (Refer Note 2.4)	89	–	–	–	89
Total	$3,128	–	–	–	$3,128
Liabilities:
Trade payables	–	–	–	$5	$5
Derivative financial instruments	–	22	–	–	22
Client deposits	–	–	–	1	1
Employee benefit obligations (Refer Note 2.8)	–	–	–	58	58
Other liabilities (Refer Note 2.10)	–	–	–	252	252
Total	–	$22	–	$316	$338

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:
(Dollars in millions)
	As of March 31, 2010	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units	$561	$561	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments	$8	–	$8	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$21	–	$21	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Interest income on deposits	$164	$186	$169
Income from available-for-sale financial assets	34	1	2
	$198	$187	$171

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
(In millions)
	As of March 31,
	2010	2009
Forward contracts
In U.S. dollars	267	278
In Euro	22	27
In United Kingdom Pound Sterling	11	21
In Australian dollars	3	–
Option contracts
In U.S. dollars	200	173

The company recognized a net gain on derivative financial instruments of $63 million and $26 million during the year ended March 31, 2010 and 2008, respectively, and a net loss on derivative financial instruments of $165 million for the year ended March 31, 2009, which are included in other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of March 31,
	2010	2009
Not later than one month	$62	$68
Later than one month and not later than three months	184	197
Later than three months and not later than one year	268	250
	$514	$515

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

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of March 31,
	2010	2009
Aggregate amount of outstanding forward and option contracts	$514	$515
Gains / (losses) on outstanding forward and option contracts	$21	$(22)

The outstanding foreign exchange forward and option contracts as of March 31, 2010 and 2009, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$170	$10	$7	$70	$27	$284
Trade receivables	545	57	82	45	39	768
Unbilled revenue	126	16	25	7	9	183
Other assets	107	3	2	–	10	122
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(2)	–	–	–	–	(2)
Accrued expenses	(57)	(3)	–	–	(6)	(66)
Accrued compensation to employees	(33)	–	–	–	(11)	(44)
Other liabilities	(251)	(31)	(12)	–	(8)	(302)
Net assets / (liabilities)	$605	$52	$104	$122	$58	$941

The following table analyzes foreign currency risk from financial instruments as of March 31, 2009:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$125	$8	$14	$59	$11	$217
Trade receivables	481	58	116	3	61	719
Unbilled revenue	77	14	19	3	20	133
Other assets	3	–	1	–	1	5
Trade payables	(3)	–	–	–	(1)	(4)
Client deposits	(1)	–	–	–	–	(1)
Accrued expenses	(41)	(1)	(3)	(1)	(34)	(80)
Accrued compensation to employees	(31)	–	–	(2)	(4)	(37)
Other liabilities	(72)	(32)	(8)	(7)	(8)	(127)
Net assets / (liabilities)	$538	$47	$139	$55	$46	$825

For the year ended March 31, 2010, 2009 and 2008, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.6%, 0.4% and 0.5%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $778 million and $724 million as of March 31, 2010 and 2009, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Year ended March 31,
	2010	2009	2008
Revenue from top customer	4.6	6.9	9.1
Revenue from top five customers	16.4	18.0	20.9

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity instruments. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, $487 million and $427 million as of March 31, 2010 and 2009, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables of $1 million and $3 million as of March 31, 2010 and 2009, respectively. The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(Dollars in millions)
	As of March 31,
Period (in days)	2010	2009
31 – 60	$258	$248
61 – 90	$26	$36
More than 90	$6	$10

The allowance for impairment of trade receivables for the year ended March 31, 2009 and 2008 was $16 million and $11 million, respectively. The allowance for impairment of trade receivables for the year ended March 31, 2010 was less than $1 million. The movement in the allowance for impairment of trade receivables is as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Balance at the beginning	$21	$10	$5
Translation differences	3	(2)	–
Impairment loss recognized	–	16	11
Trade receivables written off	(1)	(3)	(6)
Balance at the end	$23	$21	$10

Liquidity risk

As of March 31, 2010, the company had a working capital of $3,951 million including cash and cash equivalents of $2,698 million, available-for-sale financial assets of $569 million and investments in certificates of deposit of $265 million. As of March 31, 2009, the company had a working capital of $2,583 million including cash and cash equivalents of $2,167 million.

As of March 31, 2010 and 2009, the outstanding employee benefit obligations were $67 million and $58 million, respectively, which have been fully funded. Further, as of March 31, 2010 and 2009, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$2	–	–	–	$2
Client deposits	$2	–	–	–	$2
Other liabilities (Refer Note 2.10)	$318	–	$4	–	$322
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	–	$2	$6	$7	$15

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2009:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$5	–	–	–	$5
Client deposits	$1	–	–	–	$1
Other liabilities (Refer Note 2.10)	$241	$5	$6	–	$252

As of March 31, 2010 and 2009, the company had outstanding financial guarantees of $4 million and $3 million, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the the company's knowledge there has been no breach of any term of the lease agreement as of March 31, 2010 and 2009.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
(Dollars in millions)
	As of March 31,
	2010	2009
Current
Compensated absence	$29	$21
	$29	$21
Non-current
Compensated absence	$38	$37
	$38	$37
	$67	$58

2.9 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of March 31,
	2010	2009
Provision for post sales client support	$18	$18

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Balance at the beginning	$18	$13	$5
Translation differences	–	(3)	–
Provision recognized	–	8	12
Provision utilized	–	–	(4)
Balance at the end	$18	$18	$13

Provision for post sales client support for the year ended March 31, 2010, 2009 and 2008 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of March 31,
	2010	2009
Current
Accrued compensation to employees	$148	$107
Accrued expenses	135	120
Withholding taxes payable	56	43
Retainage	16	11
Unamortized negative past service cost (Refer Note 2.12.1)	6	6
Liabilities arising on consolidation of trusts	16	–
Others	3	3
	$380	$290
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$9	–
Incentive accruals	4	11
	13	11
	$393	$301
Financial liabilities included in other liabilities	$322	$252
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	$15	–

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others consist of unclaimed dividends and amount payable towards acquisition of business.

2.11 Expenses by nature
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Employee benefit costs (Refer Note 2.12.4)	$2,553	$2,456	$2,218
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	199	165	149
Travelling costs	147	184	177
Consultancy and professional charges	59	56	73
Cost of software packages	74	77	56
Communication costs	48	54	52
Cost of technical sub-contractors	79	85	46
Power and fuel	30	32	30
Repairs and maintenance	55	54	45
Commission	3	3	16
Branding and marketing expenses	16	19	19
Provision for post-sales client support (Refer Note 2.9)	–	8	12
Allowance for impairment of trade receivables (Refer Note 2.7)	–	16	11
Operating lease payments (Refer Note 2.15)	26	25	22
Others	55	55	91
Total cost of sales, selling and marketing expenses and administrative expenses	$3,344	$3,289	$3,017

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as of March 31, 2010, 2009 and 2008:
(Dollars in millions)
	As of March 31,
	2010	2009	2008
Change in benefit obligations
Benefit obligations at the beginning	$52	$56	$51
Actuarial gains	(1)	–	(2)
Service cost	17	11	14
Interest cost	4	3	4
Benefits paid	(8)	(5)	(6)
Plan amendments	–	–	(9)
Translation differences	8	(13)	4
Benefit obligations at the end	$72	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$52	$59	$51
Expected return on plan assets	5	4	4
Actuarial gains	–	–	1
Employer contributions	14	7	4
Benefits paid	(8)	(5)	(6)
Translation differences	10	(13)	5
Fair value of plan assets at the end	$73	$52	$59
Funded status	$1	–	$3
Prepaid benefit	$1	–	$3

Net gratuity cost for the year ended March 31, 2010, 2009 and 2008 comprises the following components:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Service cost	$17	$11	$14
Interest cost	4	3	4
Expected return on plan assets	(5)	(4)	(4)
Actuarial gains	(1)	–	(3)
Plan amendments	(1)	(1)	(1)
Net gratuity cost	$14	$9	$10

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Cost of sales	$12	$8	$9
Selling and marketing expenses	1	1	1
Administrative expenses	1	–	–
	$14	$9	$10

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $6 million as of March 31, 2010, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2010, 2009 and 2008 are set out below:

	As of March 31,
	2010	2009	2008
Discount rate	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2010, 2009 and 2008 are set out below:

	Year ended March 31,
	2010	2009	2008
Discount rate	7.0%	7.9%	8.0%
Weighted average rate of increase in compensation levels	7.3%	5.1%	5.1%
Rate of return on plan assets	9.0%	7.0%	7.9%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2010 and 2009, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2010, 2009 and 2008 $5 million, $4 million and $5 million, respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2010, 2009 and 2008 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute approximately $14 million to the gratuity trusts during fiscal 2011.

2.12.2 Superannuation

The company contributed $19 million, $17 million and $11 million to the superannuation plan during the year ended March 31, 2010, 2009 and 2008, respectively. Since fiscal 2008, a substantial portion of the monthly contribution amount is being paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Cost of sales	$17	$15	$10
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	–
	$19	$17	$11

2.12.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company’s actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the company is unable to exhibit the related information.

The company contributed $36 million, $33 million and $30 million to the provident fund during the year ended March 31, 2010, 2009 and 2008, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Cost of sales	$32	$29	$27
Selling and marketing expenses	2	2	2
Administrative expenses	2	2	1
	$36	$33	$30

2.12.4 Employee benefit costs include:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Salaries and bonus	$2,484	$2,396	$2,164
Defined contribution plans	23	20	13
Defined benefit plans	46	39	38
Share-based compensation	-	1	3
	$2,553	$2,456	$2,218

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Cost of sales	$2,241	$2,177	$1,976
Selling and marketing expenses	198	179	153
Administrative expenses	114	100	89
	$2,553	$2,456	$2,218

2.13 Equity

Share capital and share premium

The company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2010 and 2009.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2010, the company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

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

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2010, 2009 and 2008 was $0.48, $0.89 and $0.31, respectively.

The Board of Directors, in their meeting on April 13, 2010, proposed a final dividend of approximately $0.33 per equity share (Rs. 15 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 12, 2010, and if approved, would result in a cash outflow of approximately $224 million, inclusive of corporate dividend tax of $32 million.

2.13.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.14 Other income

Other income consists of the following:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Interest income on deposits	$164	$186	$169
Exchange gains/ (losses) on forward and options contracts	63	(165)	26
Exchange gains/ (losses) on translation of other assets and liabilities	(57)	71	(24)
Income from available-for-sale financial assets/ investments	34	1	2
Others*	5	8	2
	$209	$101	$175
* For the year ended March 31, 2009, others includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fee offset by $3 million of expenses incurred towards the transaction.

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $26 million, $25 million and $22 million for the year ended March 31, 2010, 2009 and 2008, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of March 31,
	2010	2009
Within one year of the balance sheet date	$19	$16
Due in a period between one year and five years	$55	$44
Due after five years	$14	$14

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2010, 2009 and 2008 are set out below.

	Year ended March 31, 2010		Year ended March 31, 2009		Year ended March 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	916,759	$18	1,530,447	$20	2,084,124	$21
Forfeited and expired	(60,424)	$33	(158,102)	$38	(53,212)	$51
Exercised	(614,071)	$18	(455,586)	$19	(500,465)	$19
Outstanding at the end	242,264	$14	916,759	$18	1,530,447	$20
Exercisable at the end	242,264	$14	916,759	$18	1,530,447	$20
1999 Plan:
Outstanding at the beginning	925,806	$25	1,494,693	$29	1,897,840	$26
Forfeited and expired	(340,264)	$41	(190,188)	$39	(117,716)	$44
Exercised	(381,078)	$17	(378,699)	$13	(285,431)	$16
Outstanding at the end	204,464	$19	925,806	$25	1,494,693	$29
Exercisable at the end	184,759	$16	851,301	$23	1,089,041	$20

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010, 2009 and 2008 were $47.78, $36.17 and $40.81, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010, 2009 and 2008 were $46.83, $33.65 and $40.66, respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is $3 million each.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	173,404	0.94	$12	173,404	0.94	$12
16-30	68,860	1.26	$17	68,860	1.26	$17
	242,264	1.03	$14	242,264	1.03	$14
1999 Plan:
5-15	152,171	0.91	$10	152,171	0.91	$10
31-53	52,293	1.44	$47	32,588	1.20	$47
	204,464	1.05	$19	184,759	0.97	$16

The following table summarizes information about share options outstanding and exercisable as of March 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	431,762	1.58	$12	431,762	1.58	$12
16-30	428,997	1.39	$21	428,997	1.39	$21
31-45	46,720	0.32	$37	46,720	0.32	$37
46-60	9,280	0.10	$51	9,280	0.10	$51
	916,759	1.41	$18	916,759	1.41	$18
1999 Plan:
5-15	446,185	1.26	$10	446,185	1.26	$10
16-30	77,893	0.52	$19	77,893	0.52	$19
31-53	401,728	1.06	$42	327,223	0.75	$42
	925,806	1.11	$25	851,301	1.00	$23

The company recorded share-based compensation of $1 million and $3 million during the year ended March 31, 2009 and 2008, respectively. The share-based compensation for the year ended March 31, 2010 was less than $1 million.

 2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Current taxes
Domestic taxes	$339	$149	$133
Foreign taxes	98	72	88
	$437	$221	$221
Deferred taxes
Domestic taxes	$(103)	$(31)	$(47)
Foreign taxes	22	4	(3)
	$(81)	$(27)	$(50)
Income tax expense	$356	$194	$171

Entire deferred income tax for the year ended March 31, 2010, 2009 and 2008 relates to origination and reversal of temporary differences.

Income tax benefits of $2 million, $2 million and $6 million on exercise of employee stock options have been recognized in share premium for the year ended March 31, 2010, 2009 and 2008, respectively. Further, for the year ended March 31, 2010, a deferred tax liability of $2 million relating to an available-for-sale financial asset has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Profit before income taxes	$1,669	$1,475	$1,334
Enacted tax rates in India	33.99%	33.99%	33.99%
Computed expected tax expense	$567	$501	$453
Foreign tax credit relief	(45)	-	-
Tax effect due to non-taxable income for Indian tax purposes	(116)	(325)	(282)
Tax effect due to set off provisions on brought forward losses	(22)	-	-
Tax reversals, net	(103)	(23)	(30)
Effect of exempt income	(10)	–	–
Interest and penalties	5	1	11
Effect of unrecognized deferred tax assets	3	6	6
Effect of differential foreign tax rates	18	18	11
Effect of non-deductible expenses	5	6	–
Temporary difference related to branch profits	52	7	–
Others	2	3	2
Income tax expense	$356	$194	$171

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until March 31, 2011. Most of the company’s STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2010, Infosys' U.S. branch net assets amounted to approximately $505 million. As of March 31, 2010, the company has provided for branch profit tax of $52 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $208 million and $166 million as of March 31, 2010 and 2009, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2010, 2009 and 2008 is as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Net current income tax asset/ (liability) at the beginning	$(61)	$(46)	$29
Translation differences	(3)	10	3
Income tax benefit arising on exercise of stock options	2	2	6
Minimum alternate tax credit utilized*	116	–	–
Income tax paid	370	194	137
Income tax expense	(437)	(221)	(221)
Net current income tax asset/ (liability) at the end	$(13)	$(61)	$(46)
*Minimum alternate tax of $61 million was recognized and utilized during the year ended March 31, 2010.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of March 31,
	2010	2009
Deferred income tax assets
Property, plant and equipment	$48	$26
Minimum alternate tax credit carry-forwards	9	56
Deductible temporary difference on computer software	6	-
Trade receivables	6	2
Compensated absences	11	2
Accumulated subsidiary losses	19	-
Others	7	2
Total deferred income tax assets	106	88
Deferred income tax liabilities
Intangible asset	–	–
Temporary difference related to branch profits	(52)	(7)
Available-for-sale financial asset	(2)	–
Total deferred income tax liabilities	(54)	(7)
Total deferred income tax assets	$52	$81

Deferred income tax assets to be recovered after 12 months	$82	$81
Deferred income tax liability to be settled after 12 months	(39)	–
Deferred income tax assets to be recovered within 12 months	24	7
Deferred income tax liability to be settled within 12 months	(15)	(7)
	$52	$81

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

The gross movement in the deferred income tax account for the year ended March 31, 2010, 2009 and 2008 is as follows:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Net deferred income tax asset at the beginning	$81	$73	$21
Translation differences	8	(19)	3
Acquisition of subsidiary	–	–	(1)
Credits relating to temporary differences	81	27	50
Minimum alternate tax credit utilized	(116)	–	–
Temporary difference on available-for-sale financial asset	(2)	–	–
Net deferred income tax asset at the end	$52	$81	$73
*Minimum alternate tax of $61 million was recognized and utilized during the year ended March 31, 2010.

The credits relating to temporary differences during the year ended March 31, 2010, 2009 and 2008 are primarily on account of compensated absences, accumulated subsidiary losses and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $9 million and $56 million has been recognized on the balance sheet as of March 31, 2010 and 2009, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2010	2009	2008
Basic earnings per equity share - weighted average number of equity shares outstanding*	570,475,923	569,656,611	568,564,740
Effect of dilutive common equivalent shares - share options outstanding	640,108	972,970	1,908,547
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,116,031	570,629,581	570,473,287
* Excludes treasury shares

Options to purchase 48,000 equity shares and 59,780 equity shares for the year ended March 31, 2009 and 2008, respectively, under the 1998 Plan and 401,728 equity shares and 550,592 equity shares for the year ended March 31, 2009 and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per equity share as their effect was anti-dilutive. For the year ended March 31, 2010 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

		Holding as of March 31,
Particulars	Country	2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd **	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	-
Infosys Brasil ****	Brazil	100%	-
Infosys Consulting India Limited*****	India	100%	-
Infosys Public Services, Inc. #	U.S.A	100%	-
McCamish Systems LLC* (Refer Note 2.3)	U.S.A	99.98%	-

*	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
**	Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.
***	During fiscal 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalised on July 8, 2009.
****	On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA.
*****	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited.
#	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Year ended March 31,
	2010	2009	2008
Salaries and other short-term employee benefits	$6	$6	$4
Other long-term benefits	1	–	–
Total	$7	$6	$4

2.20 Segment reporting

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

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

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

2.20.1 Industry segments
(Dollars in millions)
Year ended March 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,633	$951	$773	$640	$807	$4,804
Identifiable operating expenses	648	420	271	262	328	1,929
Allocated expenses	412	241	196	162	204	1,215
Segment profit	573	290	306	216	275	1,660
Unallocable expenses						200
Operating profit						1,460
Other income, net						209
Profit before income taxes						1,669
Income tax expense						356
Net profit						$1,313
Depreciation and amortization						$199
Non-cash expenses other than depreciation and amortization						$1

Year ended March 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,582	$920	$844	$585	$732	$4,663
Identifiable operating expenses	657	393	310	241	289	1,890
Allocated expenses	418	243	221	154	197	1,233
Segment profit	507	284	313	190	246	1,540
Unallocable expenses						166
Operating profit						1,374
Other income, net						101
Profit before income taxes						1,475
Income tax expense						194
Net profit						$1,281
Depreciation and amortization						$165
Non-cash expenses other than depreciation and amortization						$1

Year ended March 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,494	$615	$900	$492	$675	$4,176
Identifiable operating expenses	611	270	327	205	277	1,690
Allocated expenses	420	172	253	139	189	1,173
Segment profit	463	173	320	148	209	1,313
Unallocable expenses						154
Operating profit						1,159
Other income, net						175
Profit before income taxes						1,334
Income tax expense						171
Net profit						$1,163
Depreciation and amortization						$149
Non-cash expenses other than depreciation and amortization						$3

2.20.2 Geographic segments
(Dollars in millions)
Year ended March 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$3,162	$1,105	$58	$479	$4,804
Identifiable operating expenses	1,282	441	17	189	1,929
Allocated expenses	799	279	15	122	1,215
Segment profit	1,081	385	26	168	1,660
Unallocable expenses					200
Operating profit					1,460
Other income, net					209
Profit before income taxes					1,669
Income tax expense					356
Net profit					$1,313
Depreciation and amortization					$199
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,949	$1,230	$60	$424	$4,663
Identifiable operating expenses	1,232	492	14	152	1,890
Allocated expenses	780	325	15	113	1,233
Segment profit	937	413	31	159	1,540
Unallocable expenses					166
Operating profit					1,374
Other income, net					101
Profit before income taxes					1,475
Income tax expense					194
Net profit					$1,281
Depreciation and amortization					$165
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,589	$1,172	$55	$360	$4,176
Identifiable operating expenses	1,094	452	11	133	1,690
Allocated expenses	727	329	16	101	1,173
Segment profit	768	391	28	126	1,313
Unallocable expenses					154
Operating profit					1,159
Other income, net					175
Profit before income taxes					1,334
Income tax expense					171
Net profit					$1,163
Depreciation and amortization					$149
Non-cash expenses other than depreciation and amortization					$3

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2010, 2009 and 2008.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.22 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $46 million, including interest of $8 million, upon completion of their tax review for fiscal 2005 and fiscal 2006. The demands for fiscal 2005 and fiscal 2006 were received during fiscal 2009 and fiscal 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand with regard to fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income tax (Appeals), Bangalore.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Allowance for impairment of trade receivables
(Dollars in millions)
Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2010	$21	$3	–	$(1)	$23
Fiscal 2009	$10	$(2)	$16	$(3)	$21
Fiscal 2008	$5	–	$11	$(6)	$10

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1
Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
******11.1	Code of Ethics for Principal Executive and Senior Financial Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
*******15.5	Nomination Committee Charter
******15.6	Whistleblower Policy
*******15.7	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR (File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
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

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: April 30, 2010	Chief Executive Officer