Form 20-F
period 2011-03-31
INFOSYS TECHNOLOGIES LTD
filed 2011-05-06
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended March 31, 2011

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
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value 5 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 574,151,559 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "" or "Rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Account Standards Board, or IFRS. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

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

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI, which was 44.60 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the four years ended March 31, 2011 and the summary consolidated balance sheet data as of March 31, 2011, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS). Historical results are not necessarily indicative of future results.

(Dollars in millions, except share data)
Comprehensive Income Data	Fiscal Year ended March 31,
	2011	2010	2009	2008
Revenues	$6,041	$4,804	$4,663	$4,176
Cost of sales	3,497	2,749	2,699	2,453
Gross profit	2,544	2,055	1,964	1,723
Operating expenses:
Selling and marketing expenses	332	251	239	230
Administrative expenses	433	344	351	334
Total operating expenses	765	595	590	564
Operating profit	1,779	1,460	1,374	1,159
Other income, net	267	209	101	175
Profit before income taxes	2,046	1,669	1,475	1,334
Income tax expense	547	356	194	171
Net profit	$1,499	$1,313	$1,281	$1,163
Earnings per equity share:
Basic ($)	2.62	2.30	2.25	2.04
Diluted ($)	2.62	2.30	2.25	2.04
Weighted average equity shares used in computing earnings per equity share:
Basic	571,180,050	570,475,923	569,656,611	568,564,740
Diluted	571,368,358	571,116,031	570,629,581	570,473,287
Cash dividend per Equity Share ($)*	1.22	0.48	0.89	0.31
Cash dividend per Equity Share ()*	55.00	23.50	37.25	12.50
* Excludes corporate dividend tax and converted at the monthly exchange rate in the month of declaration of dividend.

(Dollars in millions, except share data)
Balance Sheet Data	As of March 31,
	2011	2010	2009	2008
Cash and cash equivalents	$3,737	$2,698	$2,167	$2,058
Available-for-sale financial assets, current	5	561	–	18
Investments in certificates of deposit	27	265	–	–
Net current assets	4,496	3,943	2,583	2,578
Non-current assets	1,698	1,495	1,249	1,381
Total assets	7,010	6,148	4,369	4,508
Non-current liabilities	72	77	48	43
Total equity	$6,122	$5,361	$3,784	$3,916

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2011, 2010, 2009 and 2008, U.S. dollar denominated revenues represented 72.8%, 73.3%, 71.1% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.2%, 9.2%, 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 6.9%, 6.9%, 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 6.5%, 5.8%, 4.6% and 4.8% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low

2011	44.60	45.54	47.36	44.07
2010	44.90	47.43	50.57	44.87
2009	50.72	46.54	52.00	39.88
2008	40.02	40.00	43.05	38.48

The following table sets forth the high and low exchange rates for the previous six months and is based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the FEDAI.

Month	High	Low

April 2011	44.63	44.00
March 2011	45.29	44.62
February 2011	45.82	45.11
January 2011	45.95	44.71
December 2010	45.65	44.79
November 2010	46.01	44.24

On May 6, 2011, the fixing rate in the City of Mumbai for cash transfers in Indian rupees as published by FEDAI was 44.79.

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
  varying expenditures and lead times in connection with responding to, and submission of, proposals for large client engagements including on account of changing due diligence requirements;
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
  currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in Indian rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $13.3 million in costs for visas in the three months ended September 30, 2010, compared to $7.7 million in costs for visas in the three months ended March 31, 2011.

Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, and increases in taxes or the expiration of tax benefits.

Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Further, in recent years, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that our profit margin may be further adversely affected as additional tax holidays and benefits expire in the future.

During fiscal 2011 and 2010, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was 44.60 as of March 31, 2011 as against 44.90 as of March 31, 2010 and 50.72 as of March 31, 2009. Exchange rate fluctuations and our hedging activities have in the past adversely impacted, and may in the future adversely impact, our operating results.

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

The economic environment, pricing pressure and employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic environment in the markets in which many of our clients operate is slowly recovering, but the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with a downgrading of government debt and credit ratings, have escalated concerns about continuing weakness in the economies of such countries.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity, which we define as our revenue divided by billed person months. For instance, during the year ended March 31, 2011, our offshore revenue productivity, other than for business process management, decreased by 3.1% when compared to the three months ended March 31, 2010.

Further, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may reduce our revenues, or result in the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending, reductions in revenue productivity, increased credit risk and extended credit terms arising from or related to the global economic slowdown have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Moreover, in the past, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, for fiscal 2010, our utilization rate for technology professionals, including trainees, was approximately 67.5%, as compared to 68.9% during fiscal 2009. This decrease in employee utilization rates adversely affected our profitability for fiscal 2010, and any decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, particularly if accompanied by pricing pressure, may adversely impact our results of operations.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. If we fail to meet a client's expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

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

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries or otherwise impact the growth of such industries may affect our business.

In fiscal 2011, fiscal 2010 and fiscal 2009, approximately 65.3%, 65.8% and 63.2% of our revenues were derived from projects in North America. In the same periods, approximately 21.5%, 23.0% and 26.4% of our revenues were derived from projects in Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy remains weak or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In fiscal 2011, fiscal 2010 and fiscal 2009, we derived approximately 35.8%, 34.0% and 33.9% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. The subprime mortgage crisis and the resultant turbulence in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Further, if the economy of the United States does not recover as rapidly as expected or at all, any lingering weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In fiscal 2011, fiscal 2010 and fiscal 2009, we derived approximately 35.8%, 34.0% and 33.9% of our revenues from clients in the financial services industry, 12.9%, 16.1% and 18.1% of our revenues from clients in the telecommunications industry and about 14.2%, 13.3% and 12.5% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the U.S. economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector are likely to be subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2011, fiscal 2010 and fiscal 2009. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of March 31, 2011, we had outstanding forward contracts of U.S. $546 million, Euro 28 million, United Kingdom Pound Sterling 15 million and Australian dollar 10 million. Although we believe that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

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

During fiscal 2011, we derived 27.2% of our revenues in currencies other than the U.S. dollar including 7.2%, 6.9% and 6.5% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. For the year ended March 31, 2011, the U.S. dollar depreciated against a majority of the currencies in which we transact business, with the U.S. dollar depreciating by 3.1% and 6.4% against the United Kingdom Pound Sterling and Euro, respectively. These cross currency fluctuations adversely impacted our reported revenues for fiscal 2011 and may adversely impact our reported revenues in future periods.

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

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

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

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the twelve months ended March 31, 2011 was 17.0%, compared to our attrition rate for the twelve months ended March 31, 2010, which was 13.4%, without accounting for attrition in Infosys BPO or our other subsidiaries. We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. If we are unable to motivate and retain technology professionals, this could have an adverse effect on our business, results of operations and financial condition.

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

In addition, the demands of changes in technology, evolving standards and changing client preferences may require us to redeploy and retrain our technology professionals. If we are unable to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences, this may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2007 and March 31, 2011 our total employees grew from approximately 72,200 to approximately 130,800. We added approximately 17,000, 8,900 and 13,600 new employees, net of attrition, in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. As of March 31, 2011, we had approximately 130,800 employees. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:
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
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. In fiscal 2010, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2011, fiscal 2010 and fiscal 2009, our largest client accounted for 4.7%, 4.6% and 6.9% of our total revenues, respectively, and our five largest clients together accounted for 15.4%, 16.4% and 18.0% of our total revenues, respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to our client sites.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. For instance, the Governor of the State of Ohio recently issued an executive order that prohibits governmental entities of the State of Ohio from expending public funds for services that are provided offshore. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

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

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

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

As of March 31, 2011, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,100 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 2,200 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 85,000 annually. 20,000 of these visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. For instance, the U.S. government is considering the enactment of an Immigration Reform Bill, and the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted. Further, effective August 14, 2010, the CIS has announced a fee increase of $2,000 for certain H-1B visa petitions and $2,250 for certain L-1 visa petitions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Recently, one of our employees filed a lawsuit against us which alleged, among other things, that we were improperly utilizing the U.S. B-1 business visitor visa program. Following the filing of such lawsuit, a United States senator submitted a letter to U.S. Secretary of State and Secretary of Homeland Security, requesting that their respective departments review the B-1 business visa program and investigate the manner in which it is being utilized by companies, including Infosys. In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our Board and the management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, in April 2011 we announced significant changes to our board of directors and senior management. We cannot assure you that the departure of directors and the transition of management personnel will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2011, fiscal 2010 and fiscal 2009, revenues from fixed-price, fixed-timeframe projects accounted for 40.3%, 38.5% and 35.4% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients in order to give our clients the flexibility to pay as they use our services.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days notice and without any termination-related penalties. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:
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

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

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
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
  Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), and the Bribery Act 2010 (U.K.), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the Bribery Act 2010 and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. Some of our solutions, including the Software as a Service, or SaaS, solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

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

In connection with our Annual Report on Form 20-F for fiscal 2011, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2011, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, during 2009 and continuing into 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.

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

Recently, many of our clients have been seeking more favorable terms from us in our contracts, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. The inclusion of such terms in our client contracts, particularly where they relate to our attempt to limit our contractual liability for damages, may increase our exposure to liability in the case of our failure to perform services in a manner required under the relevant contracts. Further, any damages resulting from such failure, particularly where we are unable to recover such damages in full from our insurers, may adversely impact our business, revenues and operating margins.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2011, we had contractual commitments of approximately $183 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2011, fiscal 2010 and fiscal 2009, we earned 4.9%, 4.2% and 3.9% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our Board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 12.97% of our issued equity shares as of May 5, 2011. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

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

It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us, or at all. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and growth prospects.

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

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

We are, and may in the future be, subject to claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or could prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, financial position or cash flows.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, on account of the natural calamities in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As per the original provisions of the Indian Income Tax Act, the STP tax holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for STP units until March 31, 2011. During the fiscal 2011, one of our STP units was under tax holiday. Since the Finance Act, 2011 has not extended the tax holiday for STP units beyond March 31, 2011, the tax benefits for the unit have expired. As at March 31, 2011, all of our STP units have already completed the tax holiday period.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100 percent of profits or gains derived from the export of software or services for the first five years from commencement of provision of software or services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives, excluding the effect of overseas taxes, resulted in a decrease of $173 million and $223 million in our income tax expense for fiscal 2011 and fiscal 2010 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

In August 2010, the Direct Taxes Code Bill, 2010 was introduced in the Indian Parliament. The Direct Taxes Code Bill, if enacted, is intended to replace the Indian Income Tax Act beginning on April 1, 2012. The Direct Taxes Code Bill proposes that while profit-linked tax benefits for existing units in SEZs will continue for the unexpired portions of the applicable tax holiday period, such tax benefits will not be available to new units in SEZs that become operational after March 31, 2014.

Further, the Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011 has extended MAT to SEZ operating as also SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act has therefore to be included in book profits for computing MAT liability. The Finance Act, 2011 has increased the effective rate of MAT for domestic companies from 19.93% to 20.01% (inclusive of a surcharge and education cess) of book profits. With growth of business in SEZ units, we may have to compute our tax liability under MAT in future years.

The Income Tax Act provides that the MAT paid by us can be adjusted against our regular tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, our net income and cash flows for intervening periods could be adversely affected.

The Direct Taxes Code Bill also proposes the rate of MAT to be 20% (including surcharges) on the book profits of domestic companies, and the amounts paid towards MAT are expected to be adjusted against regular tax liability over a fifteen year period.

The expiration, modification or termination of any of our tax benefits or holidays, including on account of non-availability of the SEZ tax holiday scheme pursuant to the enactment of the Direct Taxes Code Bill, would likely increase our effective tax rates significantly. Any increase in our effective tax liability in India could have a material and adverse effect on our net income.

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

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident alien employees would adversely impact our results of operations. For example, recently, the minimum wages for certain work permit holders in the United Kingdom have been revised upwards, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai and other acts of violence or war, such as the continuing conflicts in Iraq and Afghanistan, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

The Indian Government has also announced its intent to make further changes in the policies applicable to Special Economic Zones, or SEZs. Some of our software development centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Trivandrum currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

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

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2011, we employed approximately 130,800 employees worldwide, and approximately 27,600 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. For instance, some of the regions in which we operate, including North Africa, have experienced political instability in recent times, due to which we were required to temporarily redeploy some of our personnel and property from those regions. Political instability in the regions in which we operate could have a material adverse effect on revenues and profitability.

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

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of 5%, 10%, 14%, 54% or 74% (or more, in each case) of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is required to disclose the aggregate of his or her shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires any person holding more than 15% and less than 55% of the shares or voting rights in a publicly-listed Indian company to disclose to the company and to the stock exchanges on which the equity shares of the company are listed, the sale or acquisition of 2% or more of the shares or voting rights of the company and his or her revised shareholding to the company within two days of such acquisition or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any publicly-listed Indian company is required to make an annual disclosure of his or her holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed).

Within four days of the acquisition of or entering into an agreement (whether written or otherwise) to acquire 15% or more of such shares or voting rights, or a change in control of a publicly-listed Indian company by an acquirer along with persons acting in concert, the acquirer is required to make a public announcement to the other shareholders offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires or agrees to acquire more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of or agreement to acquire (other than the acquisition of up to 5% of the shares or voting rights of the company on the stock market subject to the post-acquisition holding being less than 75% of the shares or voting rights of the company) outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Since we are a publicly-listed company in India, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company.

Previously, the Takeover Code contained a specific exemption from the above requirements in relation to instruments (such as ADSs) which were convertible into equity shares of a company. However, on November 6, 2009, SEBI amended the Takeover Code. Pursuant to this amendment, instruments such as ADSs are treated in the same manner as shares in respect of the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company (a) if the holders of such convertible instruments are entitled to exercise voting rights in respect of the shares underlying the instruments, or (b) if the holders of such convertible instruments are not entitled to exercise voting rights in respect of the underlying shares, upon their conversion with the underlying shares carrying voting rights. Under the terms of our Depositary Agreement, holders of our ADSs are entitled to voting rights. These provisions could therefore materially and adversely impact our ADS holders.

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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of an Indian company does not require the approval from relevant government authorities in India, including the Reserve Bank of India. However, in a number of industrial sectors, there are restrictions on foreign investment in an Indian Company. Changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

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

Recently, we have seen the conversion of our ADSs into equity shares in India as the premium on ADSs compared to equity shares has significantly narrowed. If a substantial quantum of our ADSs are converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the NASDAQ market and could impact the price of our ADSs.

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

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shareholders voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

Our comprehensive end-to-end business solutions leverage technology for our clients. Our suite of business solutions includes business and technology consulting, custom application development, infrastructure management services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering and lifecycle solutions, systems integration, validation solutions and cloud-based solutions and services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing.

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

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients' needs. Our primary geographic markets are North America, Europe, and the Asia-Pacific region. We serve clients in financial services and insurance, manufacturing; energy, utilities, communications and services, retail, consumer packaged goods, logistics and life sciences, healthcare and public services.

Our revenues grew from $4,176 million in fiscal 2008 to $6,041 million in fiscal 2011, representing an annualized growth of 13.1%. Our net income grew from $1,163 million to $1,499 million during the same period, representing an annualized growth of 8.8%. Between March 31, 2008 and March 31, 2011, our total employees grew from approximately 91,200 to approximately 130,800, representing a compound annualized growth rate of approximately 12.8%.

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

Infosys BPO is our majority-owned and controlled subsidiary. Infosys Australia, Infosys Brazil, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Public Services and Infosys Shanghai, are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2011, 2010 and 2009, we spent $285 million, $138 million and $287 million, respectively, on capital expenditure. As of March 31, 2011, we had contractual commitments of approximately $183 million for capital expenditure. These commitments included approximately $177 million in domestic purchases and $6 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million, of which $1 million was paid during the year ended March 31, 2009. During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, after which P-Financial Services Holding B.V. was liquidated. Further, during the year ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary, Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, via a scheme of amalgamation sanctioned by the High Courts of Karnataka and Tamil Nadu. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

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

On August 7, 2009, the Company incorporated a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda. On August 19, 2009, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. Additionally, on October 9, 2009, the Company incorporated a wholly-owned subsidiary, Infosys Public Services, Inc.

On February 21, 2011, Infosys incorporated a wholly owned subsidiary Infosys Technologies (Shanghai) Company Limited.

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

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, enterprises are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of enterprises on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. According to the 2010 To 2012 Global Tech Industry Outlook, an independent report published by Forrester Research, Inc. in January 2011, purchases of IT consulting, systems integration services and IT outsourcing by global businesses and governments are estimated to grow by 7.2% in calendar year 2011, when calculated in U.S. dollars.

Increasing trend towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become an important component of the business model of many enterprises worldwide. Companies are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become critical to the operations of many enterprises, and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities. We believe the range of services delivered offshore is also increasing.

The India Advantage

India is widely recognized as the premier destination for offshore technology services.

According to the NASSCOM Strategic Review 2011, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 22.7 percent in fiscal 2011, to record revenues of $33.5 billion. According to the NASSCOM Strategic Review 2011, BPO exports from India are estimated to grow by 14 percent in fiscal 2011 to record revenues of $14.1 billion. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2010, of the 576 appraisals conducted in India, approximately 197 companies were appraised at SEI-CMMi Level 5, higher than any other country in the world. SEI-CMMi is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMMi assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2011 indicates that India offers the lowest cost of delivery as compared to other offshore locations, with certain cities in India offering savings of approximately 60 to 70 percent over source locations.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2011, the total number of university graduates in India has more than doubled in the last decade, with an additional 4 million students expected to graduate from Indian universities in fiscal 2011, including approximately 709,000 graduates that are receiving technical degrees.

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
  increase depth and breadth of service offerings to provide a one-stop solution in an environment where enterprises are increasingly reducing the number of technology services vendors they are using;
  develop and maintain knowledge of a broad range of existing and emerging technologies;
  demonstrate significant domain knowledge to understand business processes and requirements;
  leverage in-house industry expertise to customize business solutions for clients;
  attract and retain high-quality technology professionals; and
  make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.
Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, and as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business. We bring together our expertise in consulting, IT services and business process outsourcing to create solutions that allow our clients to improve their operating efficiency, increase their customer loyalty through faster innovation and delivery, to restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and to become more competitive. Our suite of comprehensive, end-to-end business solutions leveraging technology enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients' technology budgets. Our suite of business solutions includes business and technology consulting, custom application development, infrastructure management services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering and lifecycle solutions, systems integration, validation solutions and cloud-based solutions and services. Through Infosys BPO, we provide business process management services. Through our consulting group and software engineering and technology lab, we research, develop and engineer new solutions tailored for our clients and their respective industries. Through Infosys Consulting, we provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven Global Delivery Model. We have a highly evolved Global Delivery Model which enables us to execute services where it is most cost effective and sell services where it is most profitable. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we are continuously refining our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our leadership position in the industry.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project and program management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We benchmark our services and processes against globally recognized quality standards. Our Australia, Bangalore and Shanghai centers have been assessed at SEI-CMMi Level 5. Certifications we have received include TL 9000-SV, ISO 9001:2008, AS EN 9100, ISO 20000, BS25999, OHSAS 18001, ISO 14001, ISO 23026, ISO 27001 and ISO 13485. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

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

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 88 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 63 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Brazil, Canada, China, Japan, Mauritius, Mexico, Poland, Philippines and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2008 and March 31, 2011, our total employees grew from approximately 91,200 to approximately 130,800.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones, which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. We have also established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange, and were also the first Indian company to complete a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

OUR STRATEGY

We seek to further strengthen our position as a leading global consulting and IT services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about our Global Delivery Model, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also seek to increase our recurring business with existing clients by providing product engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. In order to further improve our business generation capabilities, we have established a Strategic Global Sourcing Group, which is comprised of senior professionals, and seeks to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to further increase our presence in China through Infosys China and Infosys Shanghai, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Brazil and Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2011, we received approximately 829,800 employment applications, interviewed approximately 136,200 applicants and extended offers of employment to approximately 67,400 applicants. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility, the Infosys Global Education Center, in our campus in Mysore, India to further enhance our employee training capabilities. The Infosys Global Education Center can train approximately 14,000 employees at a time.

Continue to Enhance our Engagement Models and Offerings. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In the changing world of today, many opportunities are closely linked with advances in IT. In our endeavor to assist our clients in taking advantage of business and technological change, we have identified seven key drivers – digital consumers, emerging economies, sustainable tomorrow, smarter organizations, new commerce, pervasive computing and healthcare economy. We believe that realizing the full potential of these drivers is important for tomorrow's enterprise to forge ahead of its competition. We seek to align our offerings to enable our clients to take advantage of these trends. In recent years, we have also added new services offerings to our portfolio and have extended our capability to areas such as cloud-based solutions and services.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services and insurance, manufacturing, energy, utilities, communications and services, retail, consumer packaged goods, logistics, life sciences and healthcare industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist clients throughout an industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and we plan to provide our services to new industries in the future.

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of, and participation in, targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery, or ACM, for the recognition of young scientists and system developers whose innovations have an impact on the computing field. Additionally, in February 2009, the Infosys Science Foundation had instituted an annual award of 5 million each in five categories to honor outstanding contributions and achievements by Indians across various sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing expertise, client base or geographical presence. For example, in December 2009, through Infosys BPO, we acquired US-based business process solutions provider McCamish Systems LLC, to enhance our capability to deliver end-to-end business solutions for the insurance and financial services industries.

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

We have successfully executed projects at our global development centers. We have 63 global development centers, of which 30 are located in India, 15 are in North and South America, 13 are in the Asia-Pacific region and 5 are in Europe. Our largest development centers are located in India. Approximately 74.0% of the total billed person-months for our services rendered during fiscal 2011 originated from our global development centers in India, with the balance efforts being rendered at client sites and our global development centers located outside India.

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

MODULAR GLOBAL SOURCING

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. The complete outsourcing model is perceived to be deficient as a result of:
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
Similarly, project-by-project outsourcing is also perceived to have its deficiencies, resulting in increased operational risk and coordination costs, as well as the failure to fully leverage service providers' complete range of capabilities.

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

Our systematic approach to evaluating an enterprise's IT systems and business processes under the Modular Global Sourcing framework allows us to better align our solutions to our clients' business, operations and IT platforms. As a result, our clients are able to benefit from our Global Delivery Model and potentially realize cost savings, enhanced efficiencies and competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients' technology budgets.

OUR END-TO-END SOLUTIONS

We provide comprehensive business solutions that leverage technology and our domain expertise to help our clients gain market differentiation and competitive advantage. Our approach to the development of solutions is to work collaboratively with our clients to ensure that we are meeting their current needs and anticipating the evolving demands of their businesses. Our comprehensive offerings include business and technology consulting, custom application development, maintenance and production support, infrastructure management, package enabled consulting and implementation, product engineering solutions and product lifecycle management, systems integration, re-engineering, independent validation, and business process management, as well as newer solutions such as cloud strategy and adoption, and SaaS. We also offer a core banking software solution, FinacleTM, along with required customization and implementation services.

These offerings are provided to clients across geographies and industry verticals including banking and capital markets, insurance, technology, communications, media, entertainment, energy, utilities, manufacturing, aerospace and defense, pharmaceuticals, healthcare, and retail. We complement our industry expertise with specialized support for our clients. We also leverage the expertise of our various Centers of Excellence and Infosys labs, our research arm, to create customized solutions for our clients. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. Our project delivery focus is supplemented by our knowledge management system that enables us to leverage existing solutions across our company, where appropriate, and develop in-house tools for project management and software life-cycle support. We believe that these processes, methodologies, knowledge management systems and tools help deliver cost-effective solutions to clients, mitigate project-related risks, enhance the quality of our offerings and allow our clients to improve the time-to-market for their solutions.

Custom Application Development

We develop customized software solutions for our clients. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular so as to facilitate enhancements and extensions. Our proprietary methodologies also allow our software applications to integrate stringent security measures throughout the software development lifecycle.

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

We perform system design and software coding and run pilots primarily at our global development centers, while activities relating to the defining of requirements, transition planning, user training, user acceptance testing and deployment are performed at the client's site. Our application development services span the entire range of mainframe, client server, Internet and mobile technologies. An increasing proportion of our application development engagements are related to platforms such as Microsoft's .Net or open platforms such as J2EETM and Linux®.

As an example, we were recently engaged by a mobile application and software solutions provider to integrate its award-winning service to a cloud-based platform, which resulted in significant performance improvement, scalability and cost savings. The client’s service allows small businesses and consumers to quickly create personalized mobile Internet sites, without code-creation. Infosys developed a usage-based platform for the client that provided a set of developer services for creating a range of flexible, cost-effective solutions via the cloud.

In another instance, we developed a services oriented architecture based order management system for a large global automotive company that operated in multiple countries. The application we developed enables the client to rationalize its order management systems by converging applications across geographies and order management business models. Our development of this application resulted in a significant reduction in the duplication of technology platforms and related services across our client’s organization, and a reduction in the cost and time required for the development of new functionality enhancements. In addition, the costs of maintaining the application were significantly reduced compared to the client’s legacy systems.

Maintenance and Production Support

Our maintenance and production support services help clients improve the availability of their applications portfolio and reduce cost of maintenance. These services also provide clients with insights into their application portfolio and help them optimize the value of that portfolio and manage the risks associated with it. We take a proactive approach to software maintenance and production support, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. The Maintenance Center of Excellence (CoE) at Infosys works constantly to pioneer next generation, enhanced maintenance services that enable our clients to reduce lights-on operational spends and focus on strategic transformation. This approach is coupled with stringent quality control processes and global shared services centers. We have also invested in knowledge management and internal development of software processes and tools to increase automation of our delivery systems and thereby enhance productivity.

Our Intelligent Production Support Platform (IPSP) provides a set of applications to aid in the acquisition, collating and use of organizational knowledge and incident diagnosis in production support. IPSP is a knowledge-management platform that addresses multiple issues that commonly arise in the maintenance and support of software, and enables our clients to get the benefit of reduced IT support cost, higher-quality first level problem resolution and operational efficiency.

As an example, we have strengthened our relationship with an agribusiness company for a range of IT applications catering to various business functions, including manufacturing, supply chain management, marketing, finance and other enabling functions. Our team of approximately 400 professionals is working with the client's IT and business teams from multiple locations in Europe, the United States and India to maintain these applications based on specified service levels. These service levels are monitored regularly for service penalties applicable across the portfolio and tracked consistently with the client.

In another instance, we are working with a leading financial services company that needs to operate continuously in different time zones and maintain high levels of data security and operational reliability. The client partnered with us for 24x7 production support, including beeper support, life cycle support for bug fixes and enhancements, and support for analysis requests for one of the critical applications at the company. Using the IPSP, we significantly reduced the time taken to transition production support activities from the client, thereby freeing the company’s resources to focus on other business critical tasks. IPSP enabled the project team to reduce the training period and the number of incidents and increase annual productivity.

Package-Enabled Consulting and Implementation

Enterprises use commercially available software packages to deliver their goods and services and manage their businesses. We provide solutions to help our clients implement and utilize software packages developed by third party vendors. Our solutions largely relate to product suites from SAP and Oracle and also extend to certain product suites from IBM, Microsoft, Pegasystems, SalesForce, Software AG and TIBCO. Our portfolio of services includes consulting, supporting the evaluation of these packages, implementation and global rollouts of packages, providing training and supporting their upgrades and maintenance on an ongoing basis. Our service offerings also enable business transformation by leveraging packaged software through consulting activities relating to process re-engineering, re-designing of application architecture and organization change management. We provide services to clients in areas such as customer relationship management, supply chain management, human capital management, corporate performance management and business analytics and enterprise application integration. We also provide architecture consulting and implementation services for package-based cloud offerings, mobility solutions and advanced analytics.

As an example, a global power leader had embarked on strategic transformation by implementing a single global solution and technology platform to support its rapidly growing business, enable global expansion, and reduce operational and maintenance costs of its IT applications and infrastructure. We provided program management, consulting and technology services for implementing an Oracle Solution for the company’s manufacturing plants, sales offices, warehouses and aftermarket services in US, Europe, Mexico, China and India. Deployment of this solution has resulted in better customer satisfaction, process standardization, global supply chain visibility and higher operational efficiency.

Business Transformation Consulting

We offer consulting and business transformation services from strategy through implementation. Our professionals, many of whom have significant functional and industry expertise, utilize our Value Realization Method and our Global Delivery Model in offering these programs. Our business transformation consulting services are organized around four major domains:
  Strategy – We help clients establish strategies to create competitive advantage in the areas of customer strategy, product strategy, information strategy and corporate strategy. We use our proprietary Value Realization Method to determine paths to optimize shareholder value and customer value through strategic changes in business models and architectures.
  Digital Transformation - We help clients deliver more value to, and derive more value from, clients through multi-channel customer experience analysis, digital marketing, customer data collection and use, and sales and marketing process redesign.
  Process Transformation – We help clients improve key process metrics in the areas of customer operations, product operations and enterprise operations. These include sales, marketing, service, research & development, manufacturing, distribution, supply chain, business intelligence, human resources, finance, order management and IT. Many of these programs are enabled by implementation of core technologies such as SAP and Oracle.
  Organizational Transformation– We help clients manage their personnel and organizational issues through our offerings relating to customized organizational change management, change management integration, training program design, development and delivery, human resources transformation and human resources value enhancement.
Our offerings are anchored by our Value Realization Method (VRM) for measuring business value created during a business transformation program. Through VRM, we assist our clients in quantifying the expected value (using free cash flow) derived by measuring key processes and help guide design decisions that ultimately measure the long-term success of a business transformation program. In addition our proprietary IMPACTTM framework helps us organize our work to minimize delivery risk in large scale business transformation programs and allows our consultants to collaborate in a seamless and integrated manner globally.

For example, we were recently selected as a business transformation partner by a leading global consumer packaged goods company. The engagement is intended to transform the client’s core order-to cash-processes into an integrated global capability, underpinned by a flexible ‘enterprise’ business processes and system platform that would be capable of effectively supporting the new business model. As part of the initial phase of this engagement, Infosys Consulting utilized its IMPACTTM framework to map out the transformation approach, its VRM to focus the process redefinition and system configuration efforts on the critical elements and the Value Diagram and Decision Framework within its VRM to prioritize the decisions that needed to be made and bring a value-focused discipline to that decision-making. Using this approach, we have identified key operational levers whose value for the program is estimated to result in significant benefits. The new business model and associated business platform are operational in key regions with the remaining global implementations underway.

OTHER SOLUTIONS

Independent Validation Solutions

We offer end-to-end validation solutions, including test consulting, test organization transformation, testing for large business transformation and testing for package implementations, upgrades and rollouts. These solutions are provided to clients across various industry verticals in relation to custom application engagements, software products and packaged software. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems within a fixed time and at minimal cost.

We have invested in internally developing testing solutions comprising of technology based solutions for test life cycle automation and non-functional testing and vertical specific solutions. We have also built alliances with leading test tool vendors such as HP, IBM, Microsoft, iTKO Lisa and are involved in building joint solutions with these alliance partners. These testing solutions facilitate high-reliability in our client applications and products while ensuring that they are delivered cost-effectively and with reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy along various dimensions including industry domains, technology, quality processes, testing methodologies and project management.

As an example, we are a major quality assurance partner for a leading global financial services firm. Our engagement spans across multiple geographies and business lines of the client, and we provide a broad range of services, including CRM package implementation testing, test environment management, data warehouse testing, capacity assessment and performance monitoring of systems and user acceptance testing for risk management applications. We provide these offerings through a “Managed Testing Services” model with centers of specialization for test automation, performance testing, data warehouse testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming the client’s testing organization leading to continuous improvement in quality at reduced costs.

Engineering Services

We provide engineering solutions across the lifecycle of our clients’ offerings, ranging from product ideation to realization and sustenance. Our solution offerings include product and software development where we operate development teams as businesses (research and development services, design and development of mechanical, electronic and embedded systems, product globalization, testing and validation), product and commodity management where we combine our engineering, supply chain and business process outsourcing capabilities (benchmarking, value analysis/engineering, prototyping and sourcing, commodity management, digital manufacturing and automation, manufacturing support, professional services), product co-innovation where we work with our clients to take their offerings to market (with our solution offerings relating to engineering consulting and mobility), business platforms where we design, implement and maintain engineering systems to support our clients’ business processes (product lifecycle management, manufacturing execution, knowledge-based engineering, innovation and collaboration, telecom network operations and contact centers) and cross-industry services where we provide specialized engineering capabilities as shared services to our clients. Our solution offerings cater to a cross-section of industries including aerospace, automotive, banking and financial services, business services, chemicals, consumer products, energy, high technology, industrial products and equipment, media and entertainment, medical devices, metals and mining, pharmaceuticals, retail, telecommunications and utilities.

As an example, a large aerospace supplier partnered with us for design, development and manufacturing support for multiple global aircraft programs, leveraging our global engineering model. We set up a virtual engineering center at our facilities in India, with the relationship expanding from 15 Infosys engineers on a single project to a team of 220 engineers, working on multiple programs. Our team currently supports structural design and analysis (mechanical, electrical, software), design for manufacture, knowledge-based engineering, manufacturing engineering (digital manufacturing, tool design, test fixtures), sourcing, supplier and manufacturing process, and quality control. The client has gained scale and flexible engineering capacity, reduced product cycle time and cost through increased productivity from knowledge-based engineering systems and engineers deployed across multiple programs, and views the virtual engineering center as an extension of their in-house engineering team operating in a collaborative model.

In another example, a large networking solutions provider engaged us to expand their research and development organization, processes and systems to support significant growth in their business, improve customer experience, and maintain leadership in high-end networking devices. Our engineering consultants worked with the client to identify engineering process and architecture bottlenecks and limitations, optimize the client’s research and development activity, establish a target R&D process roadmap and process benchmarks and best practices, and define success metrics to measure value realization from these programs. The client has identified significant cost savings through improved process effectiveness and efficiencies with our assistance and now has a scalable R&D model.

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and functional horizontal processes. Infosys BPO's industry-specific service offerings include the following:
  Banking and Capital Markets -- For our clients in the banking and capital markets industry, we offer services in credit card operations, collections, banking operations, mortgage and loan account servicing, payments processing, trade clearing and settlement services, registrar and transfer agency services, fund administration and reporting, reference data management, hedge fund servicing and platform solutions;
  Telecommunications -- For our clients in the telecommunications industry, we offer services in order fulfillment, service assurance, billing and revenue assurance, data cleansing and validation services, telecom-specific analytic offerings, technology-led point solutions;
  Insurance, Healthcare and Life Sciences -- For our clients in the insurance, healthcare and life sciences industries, we offer services in new business fulfillment, pensions and annuities, policy maintenance, claims administration, reinsurance finance and accounting, underwriting, statutory reporting services;
  Manufacturing -- For our clients in the manufacturing industry, we offer services in customer operations, master data management, material planning, mid-office support, product data management, quoting and demand fulfillment, supply chain and logistics support;
  Media and Entertainment -- For our clients in the media and entertainment industry, we offer services in advertisement analytics, content development, content management and desktop publishing;
  Retail and Consumer Packaged Goods (CPG) -- For our clients in the CPG industry, we offer services in master data management, trade promotions management, store solutions, supply chain solutions, reporting and analytics; and
  Energy, Utilities and Services -- For our clients in the energy, utilities and services industries, we offer services in master data management, supplier performance management and analytics, engineering documentation, advanced metering infrastructure support, data validation, new product/feature support and meter data analytics.
The function-specific service offerings of Infosys BPO include the following:
  Customer Service – Our customer services include customer engagement solutions including sales, ongoing service and recoveries situations, and customer relationship management through various service channels;
  Finance and Accounting -- Our finance and accounting services include accounts payable, accounts receivable, billing and invoicing, collections and credit management, general ledger operations, financial planning and control and compliance related services;
  HR Outsourcing -- Our HR outsourcing services include payroll processing, benefits administration, learning and development, HR helpdesk, recruitment and staffing services, workforce administration;
  Insights (Analytics and Research) & Legal Process Outsourcing -- Our insights & legal process outsourcing services include contract management services and solutions, credit analysis, economics research, legal process outsourcing, competitive intelligence, prospect research, equity research, business and financial analytics services and solutions, document review services;
  Sales and Fulfillment Operations -- Our sales and fulfillment operations services include sales support operations, customer data management, account planning, order administration, customer advocacy, returns management, warranty management, demand forecasting, material and inventory management, reverse logistics; and
  Sourcing and Procurement – Our sourcing and procurement services include sourcing, category management, transactional procurement, performance and compliance management, eBusiness solutions and spend, demand and supply market analytics.
As an example, we manage the end-to-end sales and fulfillment processes, including sales operations, fulfillment operations and revenue operations, for a leading network equipment manufacturer with operations in over 60 countries. By leveraging our domain expertise, operational excellence and technology-focused approach, our customer service representatives provide processing and management support for the consolidation and integration of the client's sales and fulfillment processes. Infosys BPO handles service requests received from partners, resellers and end customers of the client through voice and data support and has, among other things, enabled a reduction in response and resolution time from 56 hours to about 38 hours, leading to increased working capital efficiency.

As another example, we manage the securities processing services across the middle office and back office functions for a global investment bank. We are responsible for the timely clearing of transactions and manage the clearing process for the client’s exchange-traded derivatives business globally across 56 exchanges. We perform a number of key functions for this client, including transaction clearing, confirmations, deliveries and reconciliations. We have also partnered with this client to create a shared-services reconciliation utility, which provides end-to-end reconciliation services across product classes such as derivatives, fixed income securities and equity securities within the investment banking operations and aids in the management of operational risk. Our client has experienced significant efficiency improvements and operational benefits as a result of our partnership.

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

Our systems integration services are delivered through the following practices:
  Enterprise Technology Modernization – Our enterprise technology modernization practice involves emerging technologies such as cloud computing, virtualization, high-performance computing, service oriented architecture, and enterprise security consulting and implementation;
  Enterprise Performance Management and Analytics -- Through our enterprise performance management and analytics practice, we deliver end-to-end business intelligence and data warehouse solutions and services; and
  Online Portals, Content and Commerce -- Our online portals, content and commerce practice enables multi-channel client engagement strategies through the use of rich Internet applications, portals, enterprise content management and Web 2.0.
As an example, we partnered with the Indian Income Tax Department to build and operate the Centralized Processing Centre for India. We re-engineered and automated the receipt, scanning and digitization of paper tax returns and electronic returns, tax payment accounting and reconciliation, the reviewing of tax returns for internal inconsistencies and verification of tax payment claims, demand notices and refunds, and handling of requests for rectification. In addition, we assisted our client in establishing and operating a call center for queries, requests and grievances from taxpayers. The Centralized Processing Center enables the efficient and accurate processing of returns and enables taxpayers to get closure on their tax filings and refunds expeditiously. The Centralized Processing Center has won the National E-Governance Gold Award for Excellence in Government Process Re-Engineering.

Infrastructure Management Services

Through our infrastructure management services offering, we assist with the transformation of our clients' IT infrastructure. Our service offerings include IT infrastructure transformation consulting, data center management, technical support services, application management services, ITIL® process implementation/enhancement services and IT infrastructure consulting. Our end-to-end solutions leverage our technical expertise and benchmarked operational processes to help our clients achieve technology-led business transformation, and to manage the costs and complexity of their ever-changing IT infrastructure. We assist our clients with new IT operations’ process paradigms, such as virtualization, cloud computing, grid computing, infrastructure-as-utility, “green” IT and ITIL® V3, and help transform our clients’ IT environments to leverage these next generation technologies across their data centers, networks, production and end-user computing environments.

For example, we manage the internal IT services for applications, devices, and databases for a large technology company in 450 locations across 104 countries. We have established a dedicated Service Excellence Office to help the client implement ISO 20000 and ITSM processes. As part of this managed services engagement, we have streamlined implementation processes, simplified support and service, while lowering enterprise costs through the use of solutions, such as Microsoft Windows 7. Infosys has provided end-to-end infrastructure services including multi-language service desks integrated with desk side support that have helped enhance end-user productivity. We are delivering this engagement in an outcome-based pricing model, enabling the client to manage IT costs based on business variables and demand.

Cloud+Services (including Business Platforms)

Infosys’ vision is to deliver a trusted cloud ecosystem for our clients. Our proposition is to be a cloud ecosystem integrator, whereby we deliver to our clients the following:
  Comprehensive Professional Services for the Cloud – Our professional services for the cloud address various aspects of cloud adoption, and are designed to provide clients with operational flexibility and agility while reducing costs. We assume responsibility for the entire lifecycle of our client’s cloud initiative, backed by our best-in-class partner ecosystem. This provides our clients with the convenience of a single point of accountability and transparency. Our comprehensive suite of professional services include cloud strategy and adoption, cloud builder, design and development, cloud services aggregation and migration, cloud application builder, cloud orchestration, and cloud sustenance services.
  Industry-Leading Services in the Cloud (Business Platforms) – Our industry-leading services in the cloud, delivered as business platforms, are built around specific themes that provide significant opportunities to enterprises. These business platforms drive deeper engagement with digital consumers, build smarter organizations and address the needs of emerging markets. We host, operate and manage these business platforms on a subscription-based pricing model, providing our clients with rapid time-to-value.
  Infosys iEngage™ Digital Consumer Platform – Our Infosys iEngage™ digital consumer platform addresses the social media, ecommerce, customer care and employee engagement needs of our clients. In addition, we have developed Flypp™, which is a white-labeled mobile application marketplace that enables mobile operators to engage with consumers and deliver rich and relevant experiences across multiple devices and platforms. Further, our Digital Marketing Platform addresses comprehensive marketing needs of organizations, from gaining and analyzing customer insights to building digital assets and launching marketing campaigns to act on those insights.
  HRO Platform – Our HRO platform helps manage the end-to-end processes across an enterprise’s 'Hire-to-Retire' cycle. Our Source-to-Pay platform enables enterprises to manage their direct and indirect spend by using best-in-class sourcing and procurement processes.
  Infosys Distributor Connect Platform – The Infosys distributor connect platform drives better distributor collaboration by bringing visibility with regard to secondary sales, inventory and fill rates, that are critical to an enterprise’s supply chain planning.
  An Ecosystem of Partnerships – Our ecosystem of partners comprises best-in-class cloud providers, addressing various aspects of the cloud ecosystem. Our strategic relationships with leading cloud providers help us deliver a trusted cloud ecosystem for our clients.
Banking Software Products

Our Finacle™ product is utilized by banks across the globe to enable them to differentiate their products and services, enhance customer experience and achieve greater operational efficiency.

Finacle™, our universal banking solution, is a comprehensive, flexible and fully web-enabled solution that addresses the core banking, treasury, wealth management, Islamic banking, consumer and corporate e-banking, direct banking, financial inclusion and mobile banking requirements of universal, retail and corporate banks worldwide. Other offerings in the Finacle™ universal banking solution include the Finacle™ core banking solution for regional rural banks, the Finacle™ alerts solution which enables banks to alert end users on events recorded by diverse business systems, the Finacle™ Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication and the Finacle™ WatchWiz, a comprehensive new generation monitoring solution. Our professional services complement the solutions portfolio and include consulting, package implementation, independent validation, migration, application development and maintenance, system integration, software performance engineering and support. These offerings make Finacle™ a strong innovation-facilitator enabling banks to accelerate growth, while maximizing value from their large-scale business transformation.

OUR CLIENTS

We market our services to large enterprises in North America, Europe and the Asia Pacific region. We have a strong market presence in North America and are working towards expanding our presence in Europe.

Our revenues for the last three fiscal years by geographic area are as follows:

		Fiscal
	2011	2010	2009
North America	65.3%	65.8%	63.2%
Europe	21.5%	23.0%	26.4%
India	2.2%	1.2%	1.3%
Rest of the World	11.0%	10.0%	9.1%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

		Fiscal
	2011	2010	2009
Financial Services	35.8%	34.0%	33.9%
Manufacturing	19.6%	19.8%	19.7%
Telecommunications	12.9%	16.1%	18.1%
Retail	14.2%	13.3%	12.5%
Others (primarily utilities, logistics and services)	17.5%	16.8%	15.8%
Total	100.0%	100.0%	100.0%

For fiscal 2011, 2010 and 2009 our largest client contributed 4.7%, 4.6% and 6.9%, respectively, of our total revenues.

The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

SALES AND MARKETING

Our sales and marketing strategies are distinct and complementary.

Sales Strategy: Our sales strategy focuses on the following:
  Adding Value for Our Clients – One of the cornerstones of our sales strategy is to demonstrate the improvements that we are capable of instituting in the operating efficiency and competitiveness of our clients. We highlight to our clients how our solutions can lower a client’s cost structure through outsourcing and operational efficiency initiatives, increase their revenues through new and improved product and service offerings, and promote innovation and flexibility in the use of IP and business platforms;
  Enhancing Our Client Base – We seek to win new business from targeted prospects around the globe, and undertake initiatives that promote client loyalty and repeat business among our existing clients. A significant portion of our existing clients, and our target prospects, are Global 2000 companies;
  Expanding Our Geographical Footprint – We seek to accelerate sales growth in underpenetrated markets in developed and emerging economies; and
  Promoting and Building Sustainable Ecosystems – We leverage our alliance relationships in order to capture specific sales opportunities and to support our longer-term vision of creating sustainable ecosystems between us, our partners and our clients. We believe that our focus on our ecosystem is becoming an increasingly important part of our sales strategy as the traditional boundaries between customers and service providers continue to erode and create new opportunities for business generation.
Marketing Strategy: Our marketing strategy complements our sales strategy by:
  Building on our brand as a global company to lead the new wave of global consulting and IT services;
  Providing a defined and robust Internet presence and leveraging social media tools in ways that reflect our image as an innovator and thought leader;
  Collaborating with business partners to market joint solutions and showcase our vision for organizational transformation; and
  Helping identify and manage client and industry events that are aligned to drive sales by showcasing our services, products and strategic alliances.
Sales Execution Strategy: Our sales teams are trained to promote and sell our solutions by articulating the business value that we are able to deliver to our prospects and clients. To do so, we use a cross-functional, integrated sales approach in which our account managers, sales personnel, project managers and business consultants analyze potential projects and collaboratively develop strategies to sell our solutions to potential clients.

Also, all significant sales efforts have an executive-level sponsor to provide requisite oversight and institutionalize the relationship with the prospect or client organization.

This integrated sales approach allows for a smooth transition to execution once the sale is completed, and the institutionalized connection between the organizations strengthens the relationship and helps to address client concerns and changes in project requirements rapidly and effectively.

With existing clients, we constantly seek to expand the nature and scope of our engagements by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. During fiscal 2011, 2010 and 2009, 98.0%, 97.3% and 97.6% of our revenue came as repeat business from existing clients, respectively. Our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs.

Further, client visits offshore also serve as an important mechanism to strengthen client loyalty and trust. Clients interact with their respective Infosys teams, share their own experiences and expectations with us, and in turn get a much better perspective about our strengths and capabilities.

Besides these one-on-one contacts between our clients and Infosys, we also promote client loyalty through a sales, marketing and alliances program that includes media and industry analyst events, sponsorship of, and participation in, targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

As a result of our growing worldwide brand and presence, prospective clients proactively reach out to us in many cases.

Sales and Marketing Organization. We sell and market our services from 64 sales and marketing offices located in 29 countries. With our global sales operations spread across different parts of the world, we target our efforts towards the world's largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts. As of March 31, 2011, we had 1,001 sales and marketing employees.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:
  Consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A., and Deloitte Consulting LLP;
  Divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation;
  IT outsourcing firms such as Computer Sciences Corporation, and Dell Perot Systems;
  Offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited;
  Software firms such as Oracle Corporation and SAP A.G.;
  Business process outsourcing firms such as Genpact Limited and WNS Global Services;
  In-house IT departments of large corporations; and
  Specialty Platform and SaaS companies.
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

In the future we expect intensified competition from some of the firms above, and may also experience competition from new competitors. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and from firms in market segments that we have recently entered.

We understand that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business are:
  the ability to attract and retain high-quality management, technology professionals, and sales personnel;
  the ability to articulate and demonstrate long-term value to potential customers;
  the ability to effectively integrate onsite and offshore execution capabilities to deliver high quality, seamless, scalable, cost-effective services the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;
  the ability to keep pace with ever-changing technology and customer requirements;
  industry expertise;
  a strong and well-recognized brand;
  a proven track record of performance excellence and customer satisfaction;
  the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and
  high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the company and its customers.
 We believe we compete favorably with respect to these factors.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As of March 31, 2011, we employed approximately 130,800 employees, of which approximately 123,800 are technology professionals, including trainees. During fiscal 2011, we recorded approximately 17,000 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only students in India who have consistently shown high levels of achievement. We also selectively recruit students from campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2011, we received approximately 829,800 employment applications, interviewed approximately 136,200 applicants and extended offers of employment to approximately 67,400 applicants. In fiscal 2011, we added approximately 15,300 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 1,700 new hires, net of attrition, during fiscal 2011.

Training and Development

We have established a world-class training facility, the Infosys Global Education Center, in our campus in Mysore, India, with a view to consolidate learning activities across the Company. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Fresh engineering graduate hires complete approximately 20 to 23 weeks of integrated training prior to being assigned to a business unit.

As of March 31, 2011, we employed 698 full-time employees as educators, including 255 with doctorate or masters degrees. Our educators conduct training program for our new and experienced employees. We also have our experienced employees undergo certification programs to develop their skills relevant for their roles. Our researchers published extensively during the financial year with articles, white papers in prestigious journals and conferences as well as books and invited chapters in reputed publications.

In addition, we also have been working with several colleges across India through our Campus Connect program, enabling their faculty to develop industry related training to students at the colleges.

We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. We continually build the competence of our professionals with training and exposure to new skills, technologies and global opportunities.

Leadership development is a core part of our training programs. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 22 issued patents granted by the United States Patent and Trademark Office. An aggregate of 357 patent applications are pending in the U.S. Patent and Trademark Office and the Indian Patent Office. We have 11 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

Education and Research Group. This group is the home to all of our educators engaged in designing, developing and conducting our competency development programs. The group partners with world class academic institutions to conduct joint research in areas that are relevant to our business.

Infosys Labs. Infosys Labs is our dedicated research and innovation group, comprising technology and domain-focused members. It builds on the successes of the Software Engineering and Technology Labs (SETLabs) and envisages a broader mandate.

The primary research focus areas include software engineering, convergence, knowledge-driven information systems, security and privacy, distributed computing and innovation. We also have dedicated Centers of Excellence on maintenance and service differentiation, Microsoft technology and cloud computing.

Some of the specific areas of research include semantic and language technologies for information extraction from social media and for customer engagement, context aware systems, pervasive computing including mobility and sensor networks, scalable computing, multi-core and cloud computing, data privacy and user authentication, preventive software maintenance and software engineering.

Our research and development expenses for fiscal 2011, 2010 and 2009 were $116 million, $92 million and $51 million, respectively.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of our Indian facilities located in STPs and tax holidays for operation of our Indian facilities located in SEZs. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. The tax holiday for all of our STP units expired as of March 31, 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

In addition, the ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of March 31, 2011, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,100 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 2,200 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 85,000 annually. 20,000 of these visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. For instance, the U.S. government is considering the enactment of an Immigration Reform Bill, and the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted. Further, effective August 14, 2010, the CIS has announced a fee increase of $2,000 for certain H-1B visa petitions and $2,250 for certain L-1 visa petitions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Recently, one of our employees filed a lawsuit against us which alleged, among other things, that we were improperly utilizing the U.S. B-1 business visitor visa program. Following the filing of such lawsuit, a United States senator submitted a letter to U.S. Secretary of State and Secretary of Homeland Security, requesting that their respective departments review the B-1 business visa program and investigate the manner in which it is being utilized by companies, including Infosys. In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations.

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

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. As of March 31, 2011, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China. During fiscal 2009, we disbursed $2 million as loans to Infosys China, at an interest rate of 6.0% per annum. The loans are repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during fiscal 2009, we made an additional investment of $4 million in Infosys China. During fiscal 2011, Infosys China repaid the loan to the extent of $5 million. Also during fiscal 2011, we made an additional investment of $9 million in the subsidiary. As of March 31, 2011, we have invested $23 million as equity capital and $5 million as loans in the subsidiary.

Infosys Consulting. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2010 and 2009, we made an additional investment of $10 million and $5 million, respectively, in Infosys Consulting. As of March 31, 2011, we have invested an aggregate of $55 million in the subsidiary. There is a further earnout payable to the eligible employees and directors of Infosys Consulting subject to their continued employment.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico to expand our business operations in Latin America. During fiscal 2011 and 2010, we made additional investments of $3 million and $4 million, respectively, in Infosys Mexico. As of March 31, 2011, we have invested an aggregate of $12 million in the subsidiary.

Infosys Sweden. In March 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB to expand our operations in Europe.

Infosys Brasil. On August 7, 2009, we incorporated a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. During fiscal 2011, we made an additional investment of $2 million in Infosys Brasil. Further, during fiscal 2011 we disbursed $2 million as loan to Infosys Brazil at an interest rate of 6.0% per annum. The loan is repayable within six months at the discretion of the subsidiary. As of March 31, 2011 we have invested an aggregate of $8 million as equity capital and $2 million as loans in the subsidiary.

Infosys Public Services. On October 9, 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, to focus and expand our operations in the U.S public services market. We have invested an aggregate of $5 million in Infosys Public Services as of March 31, 2011.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Further, in April 2011 we have made an additional investment of $13 million in Infosys Shanghai.  As of April 2011, we have invested an aggregate of $16 million in the subsidiary.

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

Our capital expenditure on property, plant and equipment for fiscal 2011, 2010 and 2009 was $285 million, $138 million and $287 million, respectively. As of March 31, 2011 we had contractual commitments for capital expenditure of $183 million. All our capital expenditures are financed out of cash generated from operations. We will construct, expand and improve our facilities through the course of fiscal 2012.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 19 sales and marketing offices in the United States, 4 each in Australia, India and Germany, 3 each in Switzerland, UAE and UK, 2 each in Canada, the Czech Republic and France  and one each in Belgium, Brazil, Denmark, Finland, Greece, Hong Kong, Ireland, Japan, Malaysia, Mauritius, Mexico, the Netherlands, New Zealand, Norway, Russia, Singapore, Spain and Sweden. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet, and each such facility is located in India.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	23,958	Leased
Bangalore (Infosys City), Karnataka	3,772,114	3,540,365	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	–	Leased
Bangalore Sarjapur & Billapur, Karnataka	–	11,263,353	Owned
Bangalore (Devanahalli), Karnataka	–	418,178	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	–	Leased
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	–	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	1,999,455	Leased
Chandigarh (SEZ Campus)	1,135,580	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	2,522,532	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	3,89,485	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	627,192	14,079,954	Leased
Mysore (Hebbal Electronic City), Karnataka	8,928,195	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	2,062,157	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	4,034,523	4,965,005	Leased
Thiruvananthapuram (SEZ campus), Kerala	291,049	2,178,009	Leased
Thiruvananthapuram (Technopark), Kerala	124,576	–	Leased
Jaipur (BPO – SEZ Campus, M-City), Rajasthan	374,139	–	Leased
Jaipur (Mahindra World City), Rajasthan	–	6,452,568	Leased
New Delhi-Vasanth Vihar	–	9,360	Owned
Proposed Software Development Facilities
Chennai (Maraimalai Nagar), Tamil Nadu	1,248,190	–	Leased
Hyderabad (Pocharam Village), Andhra Pradesh	1,791,284	–	Owned
Mangalore, Karnataka	6,13,702	–	Leased
Mysore (Hebbal Electronic City), Karnataka	1,732,534	–	Leased
Pune (Hinjewadi Phase II), Maharashtra	1,270,101	–	Leased
Thiruvananthapuram (Technopark), Kerala	1,552,767	–	Leased

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

Our research and development expenses for the fiscal year ended March 31, 2011, 2010 and 2009 were $116 million, $92 million and $51 million, respectively.

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

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model also allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

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

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million. During fiscal 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, through a scheme of amalgamation sanctioned by the Karnataka and Tamil Nadu High courts. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

During fiscal 2009, we incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB.

During fiscal 2010, we incorporated two wholly-owned subsidiaries, Infosys Tecnologia do Brasil Ltda and Infosys Public Services, Inc., and, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

On February 21, 2011 we incorporated a wholly owned subsidiary, Infosys Technologies (Shanghai) Company Limited.

At our Annual General Meeting held on June 12, 2010, our shareholders approved a final dividend of $0.33 per equity share, which in the aggregate resulted in a cash outflow of $215 million, inclusive of corporate dividend tax of $31 million. Our Board of Directors, during its meeting held on October 15, 2010 approved payment of an interim dividend of approximately $0.22 per equity share and a 30th year special dividend of approximately $0.67 per equity share. The dividend payment resulted in a cash outflow of approximately $601 million, including corporate dividend tax of $86 million, and was paid to holders of our equity shares and ADSs in October 2010.

Further, our Board of Directors, in its meeting on April 15, 2011, proposed a final dividend of approximately $0.45 per equity share (20 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 11, 2011, and if approved, would result in a cash outflow of approximately $300 million, inclusive of corporate dividend tax of $42 million.

The following table illustrates our growth in revenues, net profit, earnings per equity share and number of employees from fiscal 2008 to fiscal 2011:
(Dollars in millions except share data)
	2011	2008	Compound annual growth rate
Revenues	$6,041	$4,176	13.1%
Net profit	$1,499	$1,163	8.8%
Earnings per equity share (Basic)	$2.62	$2.04	8.7%
Earnings per equity share (Diluted)	$2.62	$2.04	8.7%
Approximate number of employees at the end of the fiscal year	130,800	91,200	12.8%

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 139 new customers during fiscal 2011 as compared to 141 new customers during fiscal 2010 and 156 new customers during fiscal 2009. For fiscal 2011, 2010 and 2009, 98.0%, 97.3% and 97.6%, respectively, of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

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

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.9%, 4.2% and 3.9% of our total revenues for fiscal 2011, 2010 and 2009, respectively.

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

Cost of Sales

Cost of sales represented 57.9%, 57.2% and 57.9% of total revenues for fiscal 2011, 2010 and 2009, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party items bought for service delivery to clients are expensed on acceptance of delivery by the client. We recorded share-based compensation expense of less than $1 million and $1 million, under cost of sales during fiscal 2010 and fiscal 2009, respectively, using the fair value recognition provisions contained in IFRS 2, Share-based Payment. For fiscal 2011, the share-based compensation expense was nil. Amortization expense for fiscal 2011, fiscal 2010 and fiscal 2009 included under cost of sales was $2 million, $8 million and $4 million, respectively.

We typically assume full project management responsibility for each project that we undertake. Approximately 74.0%, 75.8% and 74.9% of the total billed person-months for our services during fiscal 2011, 2010 and 2009, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2011, 2010 and 2009, approximately 3.8%, 2.9% and 3.1%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

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

Selling and Marketing Expenses

Selling and marketing expenses represented 5.5%, 5.2% and 5.1% of total revenues for fiscal 2011, 2010 and 2009, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded share-based compensation expense of less than $1 million in selling and marketing expenses during each of fiscal 2010 and fiscal 2009, using the fair value recognition provisions contained in IFRS 2. For fiscal 2011, the share-based compensation expense was nil. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.2%, 7.2% and 7.5% of total revenues for fiscal 2011, 2010 and 2009, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded share-based compensation expense of less than $1 million in administrative expenses during each of fiscal 2010 and fiscal 2009 using the fair value recognition provisions contained in IFRS 2. For fiscal 2011, the share-based compensation expense was nil.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, marked to market gains / (losses) on foreign exchange forward and option contracts and foreign currency exchange gains / (losses) on translation of other assets and liabilities. For fiscal 2011, the interest income on deposits and certificates of deposit was $250 million and income from available-for-sale financial assets / investments was $5 million. In fiscal 2011, we also recorded a foreign exchange gain of $13 million on forward and options contracts, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities. For fiscal 2010, the interest income on deposits and certificates of deposit was $164 million and income from available-for-sale financial assets / investments was $34 million. In fiscal 2010, we also recorded a foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity securities. For fiscal 2009, the interest income on deposits and certificates of deposit was $186 million and income from available-for-sale financial assets/ investments was $1 million. In fiscal 2009, we incurred a foreign exchange loss of $165 million on forward and options contracts, partially offset by a foreign exchange gain of $71 million on translation of other assets and liabilities.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies of foreign operations to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

We benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever was earlier. The Indian Government through the Finance Act, 2009 had extended the tax holiday for the STP units until March 31, 2011. The tax holidays for all of our STP units expired by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for the next five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $173 million, $223 million and $418 million for fiscal 2011, 2010 and 2009, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, as a result of such tax incentives our effective tax rate for fiscal 2011, 2010 and 2009 was 26.7%, 21.3% and 13.2%, respectively. The increase in the effective tax rate to 26.7% for fiscal 2011 is mainly due to the expiration of the tax holiday period for our STP units. Our Indian statutory tax rate for the same period was 33.22%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act; consequently, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred tax asset of $14 million has been recognized on the balance sheet as of March 31, 2011, which can be carried forward for a period of ten years from the year of recognition.

In addition, the Finance Act, 2011, which became effective April 1, 2011, has extended MAT to SEZ operating and SEZ developer units also, which means that income in respect of which a deduction may be claimed under section 10AA or 80IAB of the Income Tax Act has to be included in book profits for computing MAT liability. With the growth of our business in SEZ units, we may be required to compute our tax liability under MAT in future years.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2011	2010	2009
Revenues	100.0%	100.0%	100.0%
Cost of sales	57.9%	57.2%	57.9%
Gross profit	42.1%	42.8%	42.1%
Operating expenses:
Selling and marketing expenses	5.5%	5.2%	5.1%
Administrative expenses	7.2%	7.2%	7.5%
Total operating expenses	12.7%	12.4%	12.6%
Operating profit	29.4%	30.4%	29.5%
Other income, net	4.4%	4.3%	2.2%
Profit before income taxes	33.8%	34.7%	31.7%
Income tax expense	9.0%	7.4%	4.2%
Net profit	24.8%	27.3%	27.5%

Results for Fiscal 2011 compared to Fiscal 2010

Revenues

The following table sets forth the growth in our revenues in fiscal 2011 from fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Revenues	$6,041	$4,804	$1,237	25.7%

Revenues increased in almost all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services, manufacturing and retail.

The following table sets forth our revenues by industry segments for fiscal 2011 and fiscal 2010:

Industry Segments	Percentage of Revenues
	Fiscal 2011	Fiscal 2010
Financial services	35.8%	34.0%
Manufacturing	19.6%	19.8%
Telecommunication	12.9%	16.1%
Retail	14.2%	13.3%
Others including utilities, logistics and services	17.5%	16.8%

The increase in the percentage of revenues from the financial services segment during fiscal 2011 as compared to fiscal 2010 was due to an increase in business from existing clients and the addition of new clients. The decline in the percentage of revenues from the telecommunication segment during fiscal 2011 as compared to fiscal 2010 was due to a decrease in business from existing clients.

During fiscal 2011, the U.S. dollar appreciated against a majority of the currencies in which we transact business. The U.S. dollar appreciated by 3.1% and 6.4% against the United Kingdom Pound Sterling and Euro respectively and depreciated by 10.6% against the Australian dollar.

There were significant currency movements during fiscal 2011. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2011 in comparison to fiscal 2010, our revenues in constant currency terms for fiscal 2011 would have been lower by $13 million at $6,028 million as against our reported revenues of $6,041 million, resulting in a growth of 25.5% as against a reported growth of 25.7%. The following table sets forth our revenues by industry segments for fiscal 2011, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2011 in comparison to fiscal 2010, in constant currency terms:

Industry Segments	Fiscal 2011
Financial services	35.8%
Manufacturing	19.7%
Telecommunication	12.7%
Retail	14.3%
Others including utilities, logistics and services	17.5%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2011 and fiscal 2010 (refer note 2.20.1 under Item 18 of this Annual Report):

Industry Segments	Fiscal 2011	Fiscal 2010
Financial services	33.3%	35.1%
Manufacturing	31.6%	30.5%
Telecommunication	34.7%	39.6%
Retail	32.2%	33.8%
Others including utilities, logistics and services	31.0%	34.1%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2011 and fiscal 2010:

	Percentage of revenues
	Fiscal 2011	Fiscal 2010
Onsite	49.2%	46.1%
Offshore	50.8%	53.9%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for fiscal 2011 and fiscal 2010:

	Fiscal 2011	Fiscal 2010
Onsite	24.2%	22.6%
Offshore	75.8%	77.4%

Revenues from services represented 95.1% of total revenues for fiscal 2011 as compared to 95.8% for fiscal 2010. Sales of our software products represented 4.9% of our total revenues for fiscal 2011 as compared to 4.2% for fiscal 2010.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2011 and fiscal 2010:

	Percentage of total services revenues
	Fiscal 2011	Fiscal 2010
Fixed-price, fixed-time frame contracts	40.3%	38.5%
Time-and-materials contracts	59.7%	61.5%

The following table sets forth our revenues by geographic segments for fiscal 2011 and fiscal 2010:

	Percentage of revenues
Geographic Segments	Fiscal 2011	Fiscal 2010
North America	65.3%	65.8%
Europe	21.5%	23.0%
India	2.2%	1.2%
Rest of the World	11.0%	10.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during fiscal 2011. The following table sets forth our revenues by geographic segments for fiscal 2011, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2011 in comparison to fiscal 2010, in constant currency terms:

Geographic Segments	Fiscal 2011
North America	65.3%
Europe	22.2%
India	2.2%
Rest of the World	10.3%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2011 and fiscal 2010 (refer note 2.20.2 under Item 18 of this Annual Report):

Geographic Segments	Fiscal 2011	Fiscal 2010
North America	31.9%	34.2%
Europe	33.4%	34.8%
India	29.5%	44.8%
Rest of the World	35.5%	35.1%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian geographic segment during fiscal 2011 as compared to fiscal 2010 was primarily due to the initial operational costs incurred in connection with certain projects.

During fiscal 2011 the total billed person-months for our services other than business process management grew by 23.4% compared to fiscal 2010. The onsite and offshore billed person-months growth for our services other than business process management were 25.3% and 22.6% during fiscal 2011 compared to fiscal 2010. During fiscal 2011 there was a 3.1% decrease in offshore revenue productivity compared to fiscal 2010 for our services other than business process management. There was a 5.4% increase in the onsite revenue productivity of fiscal 2011 when compared to fiscal 2010. On a blended basis, the revenue productivity increased by 1.8% in fiscal 2011 when compared to fiscal 2010.

Cost of sales

The following table sets forth our cost of sales for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Cost of sales	$3,497	$2,749	$748	27.2%
As a percentage of revenues	57.9%	57.2%

(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change
Employee benefit costs	$2,850	$2,241	$609
Depreciation and amortization	189	199	(10)
Travelling costs	152	103	49
Cost of technical sub-contractors	132	79	53
Software packages for own use	77	71	6
Third party items bought for service delivery to clients	30	3	27
Operating lease payments	20	15	5
Communication costs	18	18	–
Repairs and maintenance	12	6	6
Provision for post-sales client support	1	–	1
Other expenses	16	14	2
Total	$3,497	$2,749	$748

The increase in cost of sales as a percentage of revenues during fiscal 2011 from fiscal 2010 was attributable primarily to an increase in our employee benefit costs, travelling costs and cost of technical sub-contractors. The increase in employee benefit costs during fiscal 2011 from fiscal 2010 was due to an increase in employees, excluding sales and support personnel, from 106,900 as of fiscal 2010 to 123,800 as of fiscal 2011. Further, the offshore and onsite wages of our employees increased on an average by 15.5% and 2.0% to 3.0%, respectively, with effect from April 2010. The increase in the cost of technical sub-contractors was due to increased engagements of technical sub-contractors to meet specific skill requirements in certain large projects. Travelling cost increased during fiscal 2011 from fiscal 2010 due to an overall increase in business and increased spending for visas which has increased from $21 million in fiscal 2010 to $42 million in fiscal 2011. The increase in third party items bought for service delivery to clients is due to an increase in volume of system integration projects executed in the Indian market.

Gross profit

The following table sets forth our gross profit for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Gross profit	$2,544	$2,055	489	23.8%
As a percentage of revenues	42.1%	42.8%

The increase in gross profit during fiscal 2011 from fiscal 2010 was attributable to a 25.7% increase in revenue, marginally offset by a 0.7% increase in cost of sales as a percentage of revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Fiscal
	2011	2010
Including trainees	72.1%	67.5%
Excluding trainees	79.6%	74.2%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Selling and marketing expenses	$332	$251	$81	32.3%
As a percentage of revenues	5.5%	5.2%

(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change
Employee benefit costs	$268	$198	$70
Travelling costs	28	23	5
Branding and marketing	21	16	5
Operating lease payments	4	3	1
Commission	3	3	–
Consultancy and professional charges	3	5	(2)
Other expenses	5	3	2
Total	$332	$251	$81

The number of our sales and marketing personnel increased to 1,001 as of March 31, 2011 from 896 as of March 31, 2010. The increase in selling and marketing expenses during fiscal 2011 from fiscal 2010 was primarily attributable to an increase in employee benefit costs as a result of increased head count and the result of the salary increase in April 2010.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Administrative expenses	$433	$344	$89	25.9%
As a percentage of revenues	7.2%	7.2%

(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change
Employee benefit costs	$147	$114	$33
Consultancy and professional charges	72	54	18
Repairs and maintenance	67	49	18
Power and fuel	37	30	7
Communication costs	30	27	3
Travelling costs	30	21	9
Rates and taxes	12	7	5
Operating lease payments	9	8	1
Insurance charges	7	7	–
Postage and courier	3	2	1
Printing and stationery	3	2	1
Provisions for doubtful accounts receivable	–	–	–
Other expenses	16	23	(7)
Total	$433	$344	$89

The increase in administrative expenses for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in employee benefit costs as a result of the salary increase in April 2010. The increase in consultancy and professional charges is primarily due to an increase in hiring charges of employees. The gross and net addition of employees was 27,600 and 8,900 in fiscal 2010 and 43,000 and 17,000 in fiscal 2011. The increase in repairs and maintenance is due to an overall increase in the size of our business in fiscal 2011.

Operating profit

The following table sets forth our operating profit for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Operating profit	$1,779	$1,460	$319	21.8%
As a percentage of revenues	29.4%	30.4%

The decrease in operating profit as a percentage of revenues for fiscal 2011 from fiscal 2010 was attributable to a 0.7% decrease in gross profit as a percentage of revenue and 0.3% increase in selling and marketing expenses as a percentage of revenue.

Other income

The following table sets forth our other income for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Other income, net	$267	$209	$58	27.8%

Other income for fiscal 2011 includes interest income on deposits and certificates of deposit of $250 million, income from available-for-sale financial assets/investments of $5 million and foreign exchange gain of $13 million on forward and options contracts, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities. Other income for fiscal 2010 includes interest income on deposits and certificates of deposit of $164 million, income from available-for-sale financial assets/investments of $34 million and foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments for fiscal 2010 includes $11 million of income from sale of an unlisted equity securities.

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

The following table sets forth the currency in which our revenues for fiscal 2011 and fiscal 2010 were denominated:

Currency	Percentage of Revenues
	Fiscal 2011	Fiscal 2010
U.S. dollar	72.8%	73.3%
United Kingdom Pound Sterling	7.2%	9.2%
Euro	6.9%	6.9%
Australian dollar	6.5%	5.8%
Others	6.6%	4.8%

The following table sets forth information on the foreign exchange rates in Rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2011 and fiscal 2010:

	Fiscal		Appreciation / (Depreciation) in percentage
	2011 ()	2010 ()
Average exchange rate during the period:
U.S. dollar	45.54	47.43	4.0%
United Kingdom Pound Sterling	70.77	75.74	6.6%
Euro	60.14	67.02	10.3%
Australian dollar	42.95	40.30	(6.6)%

	Fiscal
	2011 ()	2010 ()
Exchange rate at the beginning of the period:
U.S. dollar	44.90	50.72
United Kingdom Pound Sterling	67.96	72.49
Euro	60.45	67.44
Australian dollar	41.16	35.03
Exchange rate at the end of the period:
U.S. dollar	44.60	44.90
United Kingdom Pound Sterling	71.80	67.96
Euro	63.38	60.45
Australian dollar	46.11	41.16
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	0.7%	11.5%
United Kingdom Pound Sterling	(5.7)%	6.2%
Euro	(4.8)%	10.4%
Australian dollar	(12.0)%	(17.5)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2011 and fiscal 2010:

	Fiscal		Appreciation / (Depreciation) in percentage
	2011 ($)	2010 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.55	1.60	3.1%
Euro	1.32	1.41	6.4%
Australian dollar	0.94	0.85	(10.6)%

	Fiscal
	2011 ($)	2010 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.51	1.43
Euro	1.35	1.33
Australian dollar	0.92	0.69
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.61	1.51
Euro	1.42	1.35
Australian dollar	1.03	0.92
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	(6.6)%	(5.6)%
Euro	(5.2)%	(1.5)%
Australian dollar	(12.0)%	(33.3)%

For fiscal 2011, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.5%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal		Change	Percentage Change
	2011	2010
Income tax expense	$547	$356	$191	53.7%
Effective tax rate	26.7%	21.3%

The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 15.4% of our revenues from STP and SEZ units that were benefiting from a tax holiday in fiscal 2010.

Net profit

The following table sets forth our net profit for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Net profit	$1,499	$1,313	$186	14.2%
As a percentage of revenues	24.8%	27.3%

The decrease in net profit as a percentage of revenues for fiscal 2011 from fiscal 2010 was attributable to a 1.0% decrease in operating profit as a percentage of revenue and an increase of 5.4% in our effective tax rate.

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

The following table sets forth our revenues by industry segments for fiscal 2010 and fiscal 2009:

Industry Segments	Percentage of Revenues
	Fiscal 2010	Fiscal 2009
Financial services	34.0%	33.9%
Manufacturing	19.8%	19.7%
Telecommunication	16.1%	18.1%
Retail	13.3%	12.5%
Others including utilities, logistics and services	16.8%	15.8%

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

Cost of sales

The following table sets forth our cost of sales for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Cost of sales	$2,749	$2,699	$50	1.9%
As a percentage of revenues	57.2%	57.9%

(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change
Employee benefit costs	$2,241	$2,177	$64
Depreciation and amortization	199	165	34
Travelling costs	103	133	(30)
Software packages for own use	71	68	3
Third party items bought for service delivery to clients	3	9	(6)
Provision for post-sales client support	–	8	(8)
Operating lease payments	15	16	(1)
Communication costs	18	20	(2)
Cost of technical sub-contractors	79	85	(6)
Repairs and maintenance	6	5	1
Other expenses	14	13	1
Total	$2,749	$2,699	$50

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

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Administrative expenses	$344	$351	$(7)	(2.0)%
As a percentage of revenues	7.2%	7.5%

(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change
Employee benefit costs	$114	$100	$14
Consultancy and professional charges	54	51	2
Repairs and maintenance	49	49	–
Power and fuel	30	32	(2)
Communication costs	27	34	(7)
Travelling costs	21	26	(5)
Provisions for doubtful accounts receivable	–	16	(16)
Rates and taxes	7	7	–
Insurance charges	7	6	1
Operating lease payments	8	6	2
Postage and courier	2	2	–
Printing and stationery	2	3	(1)
Other expenses	23	19	4
Total	$344	$351	$(7)

The decrease in administrative expenses and administrative expenses as a percentage of revenues for fiscal 2010 compared to fiscal 2009 was primarily due to a decrease in the provisions for doubtful accounts receivable, communication costs and travelling costs, partially offset by an increase in employee benefit costs.

The factors which affect the fluctuations in our provisions for doubtful accounts receivable include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms. Provisions for doubtful accounts receivable as a percentage of revenue was zero and 0.34% in fiscal 2010 and fiscal 2009, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Operating profit	$1,460	$1,374	$86	6.3%
As a percentage of revenues	30.4%	29.5%

The increase in operating profit and operating profit as a percentage of revenues for fiscal 2010 from fiscal 2009 was attributable to a 4.6% increase in gross profit and a 2.0% decrease in administrative expenses for fiscal 2010, which was partially offset by a 5.0% increase in selling and marketing expenses, in fiscal 2010 compared to fiscal 2009.

Other income

The following table sets forth our other income for fiscal 2010 and fiscal 2009:
(Dollars in millions)
	Fiscal 2010	Fiscal 2009	Change	Percentage Change
Other income, net	$209	$101	$108	106.9%

Other income for fiscal 2010 includes interest income on deposits and certificates of deposit of $164 million, income from available-for-sale financial assets/investments of $34 million and foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity instrument. Other income for fiscal 2009 includes interest income on deposits and certificates of deposit of $186 million, income from available-for-sale financial assets/investments of $1 million and a foreign exchange gain of $71 million on translation of other assets and liabilities, partially offset by a foreign exchange loss of $165 million on forward and options contracts. Other income for fiscal 2009 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

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

The following table sets forth information on the foreign exchange rates in Rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2010 and fiscal 2009:

	Fiscal		Appreciation / (Depreciation) in percentage
	2010 ()	2009 ()
Average exchange rate during the period:
U.S. dollar	47.43	46.54	(1.9)%
United Kingdom Pound Sterling	75.74	78.43	3.4%
Euro	67.02	65.54	(2.3)%
Australian dollar	40.30	36.24	(11.2)%

	Fiscal
	2010 ()	2009 ()
Exchange rate at the beginning of the period:
U.S. dollar	50.72	40.02
United Kingdom Pound Sterling	72.49	79.46
Euro	67.44	63.25
Australian dollar	35.03	36.55
Exchange rate at the end of the period:
U.S. dollar	44.90	50.72
United Kingdom Pound Sterling	67.96	72.49
Euro	60.45	67.44
Australian dollar	41.16	35.03
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	11.5%	(26.7)%
United Kingdom Pound Sterling	6.2%	8.8%
Euro	10.4%	(6.6)%
Australian dollar	(17.5)%	4.2%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2010 and fiscal 2009:

	Fiscal		Appreciation / (Depreciation) in percentage
	2010 ($)	2009 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.60	1.69	5.2%
Euro	1.41	1.41	–
Australian dollar	0.85	0.78	(9.1)%

	Fiscal
	2010 ($)	2009 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.43	1.99
Euro	1.33	1.58
Australian dollar	0.69	0.91
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.51	1.43
Euro	1.35	1.33
Australian dollar	0.92	0.69
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	(5.6)%	28.0%
Euro	(1.5)%	15.9%
Australian dollar	(33.3)%	24.4%

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

The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 64.8% of our revenues from STP units that were benefiting from a tax holiday in fiscal 2009. Further, we are subject to 15% Branch Profit Tax (BPT) in the U.S. to the extent our U.S. branch’s profits during the year is greater than the increase in the net assets of our U.S. branch, computed in accordance with the Internal Revenue Code. During the year ended March 31, 2010, we provided for deferred income tax liability of $44 million pertaining to branch profit tax, as we estimate that these branch profits are expected to be distributed in the foreseeable future.

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

As of March 31, 2011, 2010 and 2009, we had $4,496 million, $3,943 million and $2,583 million in working capital, respectively, including $3,737 million in cash and cash equivalents, $5 million in available-for-sale financial assets and $27 million in Investments in certificates of deposit as of March 31, 2011, including $2,698 million in cash and cash equivalents, $561 million in available-for-sale financial assets and $265 million in Investments in certificates of deposit as of March 31, 2010, $2,167 million in cash and cash equivalents as of March 31, 2009. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $24 million and $16 million as of March 31, 2011 and March 31, 2010, respectively. The restricted cash balance as of March 31, 2009 was less than $1 million. These restrictions are primarily on account of unclaimed dividends and cash balances held by irrevocable trusts controlled by us.

In summary, our cash flows were:
(Dollars in millions)
	Fiscal
	2011	2010	2009
Net cash provided by operating activities	$1,298	$1,452	$1,411
Net cash used in investing activities	$490	$(925)	$(292)
Net cash used in financing activities	$(811)	$(310)	$(545)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables increased by $254 million during fiscal 2011, compared to a decrease of $41 million and an increase of $81 million during fiscal 2010 and fiscal 2009, respectively. Trade receivables as a percentage of last 12 months revenues were 17.3%, 16.2% and 15.5% as of March 31, 2011, 2010 and 2009, respectively. Days sales outstanding on the basis of last 12 months revenues were 63 days, 59 days and 57 days as of March 31, 2011, 2010 and 2009, respectively. Prepayments and other assets increased by $52 million during fiscal 2011, compared to an increase of $49 million during fiscal 2010 and a decrease of $11 million during fiscal 2009. There was an increase in unbilled revenues of $88 million during fiscal 2011, of $19 million during fiscal 2010 and of $58 million during fiscal 2009. Unbilled revenues represent revenues that are recognized but not yet invoiced. The increase in unbilled revenues is primarily due to efforts spent in certain large transformational projects for which the billing milestones have not yet crystallized. Other liabilities and provisions increased by $98 million during fiscal 2011 as compared to a decrease of $23 million during fiscal 2010 and an increase of $91 million during fiscal 2009. Unearned revenues decreased by $3 million and increased by $42 million and $10 million during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Revenues from fixed-price, fixed-timeframe contracts represented 40.3%, 38.5% and 35.4% of total services revenues for fiscal 2011, 2010 and 2009, respectively, whereas revenues from time-and-materials contracts represented 59.7%, 61.5% and 64.6% of total services revenues for fiscal 2011, 2010 and 2009, respectively.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for fiscal 2011, 2010 and 2009 was $285 million, $138 million and $287 million, respectively for our software development centers. During fiscal 2011, we invested $425 million in available-for-sale financial assets, $185 million in certificates of deposit, $22 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $973 million and $436 million of certificates of deposit. During fiscal 2010 we invested $2,091 million in available-for-sale financial assets, $249 million in certificates of deposit, $6 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $1,571 million. During fiscal 2009, we invested $186 million in available-for-sale financial assets, $41 million in certificates of deposit, and $20 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $202 million and certificates of deposit of $41 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million. Of this contingent consideration, $10 million was outstanding as of March 31, 2011.

During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million, of which $1 million was outstanding as of March 31, 2009 and has been subsequently paid.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $32 million, $24 million and $24 million were outstanding as of March 31, 2011, 2010 and 2009, respectively.

The timing of required repayments of employee loans outstanding as of March 31, 2011 are as detailed below.
(Dollars in millions)
12 months ending March 31,	Repayment
2012	$31
2013	1
$32

Net cash used in financing activities for fiscal 2011 was $811 million, which comprised primarily of dividend payments of $816 million, partially offset by $5 million of proceeds received from the issuance of 326,367 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2010 was $310 million, which comprised primarily of dividend payments of $330 million, partially offset by $20 million of proceeds received from the issuance of 995,149 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2009 was $545 million, which comprised primarily of dividend payments of $559 million, partially offset by $14 million of proceeds received from the issuance of 834,285 equity shares on exercise of share options by employees.

The Board of Directors, in their meeting on April 15, 2011, proposed a final dividend of approximately $0.45 per equity share (20 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 11, 2011, and if approved, would result in a cash outflow of approximately $300 million, inclusive of corporate dividend tax of $42 million.

As of March 31, 2011, we had contractual commitments for capital expenditure of $183 million, as compared to $67 million and $73 million of contractual commitments as of March 31, 2010 and 2009, respectively. These commitments include approximately $177 million in commitments for domestic purchases as of March 31, 2011, as compared to $53 million and $64 million as of March 31, 2010 and 2009, respectively, and $6 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2011, as compared to $14 million and $9 million as of March 31, 2010 and 2009, respectively. We expect our outstanding contractual commitments as of March 31, 2011 to be significantly completed by September 2011.

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

We have chosen alternative 1 provided by Item 11 of Form 20-F to disclose quantitative information about market risk. All the required information under alternative 1 has been either included in components of market risk as given below or in note 2.7 under Item 18 of this Annual Report and such information has been incorporated herein by reference.

The following table provides the cross references to notes under Item 18 of this Annual Report which contains disclosures required under alternative 1 of Item 11 of Form 20-F.

Sl. No.	Requirements of Alternative 1 of Item 11	Cross reference to notes in the financial statements for instruments held for trading (Derivative financial instruments)	Cross reference to notes in the financial statements for instruments other than for trading purposes (All other financial instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 18 of this Annual Report.	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 18 of this Annual Report.
2.	Contract terms to determine future cash flows, categorized by expected maturity terms
Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of  March 31, 2011 and March 31, 2010.
We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 18 of this Annual Report). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2011 and March 31, 2010.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.
Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2011 and March 31, 2010.

4.	Categorization of market risk sensitive instruments
We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report; table giving details in respect of outstanding foreign exchange forward and option contracts.

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2011 and March 31, 2010.

5.	Descriptions and assumptions to understand the above disclosures
All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2011, 2010 and 2009, U.S. dollar denominated revenues represented 72.8%, 73.3% and 71.1% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.2%, 9.2% and 12.7% of total revenues, revenues denominated in the Euro represented 6.9%, 6.9% and 7.1% of total revenues while revenues denominated in the Australian dollar represented 6.5%, 5.8% and 4.6% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2011, we had outstanding forward contracts of $546 million, Euro 28 million, United Kingdom Pound Sterling 15 million and Australian dollar $10 million. As of March 31, 2010, we had outstanding forward contracts of $267 million, Euro 22 million, United Kingdom Pound Sterling 11 million and Australian dollar $3 million and option contracts of $200 million. As of March 31, 2009 we had outstanding forward contracts of $278 million, Euro 27 million and United Kingdom Pound Sterling 21 million and option contracts of $173 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards Issued but not yet Effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. We are required to adopt IFRS 9 by accounting year commencing April 1, 2014. We are currently evaluating the requirements of IFRS 9, and have not yet determined the impact on our consolidated financial statements.

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

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid/recovered for uncertain tax positions.

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

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project are compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

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

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three components: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered components. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

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

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously. We offset deferred tax assets and deferred tax liabilities wherever we have a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2011.
(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	97	25	43	13	16
Purchase obligations	236	236	–	–	–
Other liabilities	15	1	9	5	–
Unrecognized tax benefits	169	169	–	–	–
Post retirement benefits obligations	153	11	42	18	82
Total	670	442	94	36	98

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

Other liabilities comprises of earnout charges and liability towards acquisition of business on a discounted basis.

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in various tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
N. R. Narayana Murthy(1)	64	Chairperson of the Board and Chief Mentor
S. Gopalakrishnan(9)(12)	56	Chief Executive Officer and Managing Director, Head of the Executive Council
S. D. Shibulal(9)(13)	56	Director, Chief Operating Officer
Marti G. Subrahmanyam(2)(3)(6)	64	Lead Independent Director
Deepak M. Satwalekar(2)(3)(5)(6)	62	Director
Omkar Goswami(2)(4)(6)(7)	54	Director
Sridar A. Iyengar(2)(3)(7)	63	Director
David L. Boyles(2)(4)(7)	62	Director
Jeffrey Sean Lehman(2)(4)(5)(7)	54	Director
K. V. Kamath(2)(3)(4)(5)(14)	63	Director
R. Seshasayee(2)(3)(6)	63	Director
Ravi Venkatesan(2)(8)	48	Director
K. Dinesh (9)(10)	57	Director and Head - Communication Design Group , Information Systems, and Quality and Productivity
T. V. Mohandas Pai (9)(11)	52	Director and Head - Administration, Education and Research, Finacle, Human Resources Development, and Infosys Leadership Institute
Srinath Batni(9)	56	Director and Head-Delivery Excellence
V. Balakrishnan(9)	46	Chief Financial Officer
Ashok Vemuri(9)	43	Senior Vice President - Banking and Capital Markets and Strategic Global Sourcing
B. G. Srinivas(9)	50	Senior Vice President - Manufacturing, Product Engineering, Product Lifecycle and Engineering Solutions
Chandrasekhar Kakal(9)	51	Senior Vice President - Enterprise Solutions
Subhash Dhar(9)	45	Senior Vice President - Communication, Media and Entertainment, Global Sales, Alliances & Marketing and Independent Validation Solutions

(1)	Non-Executive Director. Mr. N. R. Narayana Murthy will reach the mandatory retirement age for our directors on August 20, 2011, and will be retiring from his position on the board effective August 21, 2011.
(2)	Independent Director
(3)	Member of the Audit Committee
(4)	Member of the Compensation Committee
(5)	Member of the Nominations Committee
(6)	Member of the Investors' Grievance Committee
(7)	Member of the Risk Management Committee
(8)	Appointed as an additional director with effect from April 15, 2011
(9)	Member of Executive Council
(10)	Mr. K. Dinesh will retire by rotation at the annual general meeting of shareholders on June 11, 2011, and will also be resigning from his position as an executive officer of Infosys on that day.
(11)	Mr. T.V. Mohandas Pai will resign from the Board of Directors, effective June 11, 2011, and will also be resigning from his position as an executive officer of Infosys on that day.
(12)	Mr. Gopalakrishnan will be retiring from his position as Chief Executive Officer and Managing Director, effective August 21, 2011, and will become the Executive Co-Chairman of the board.
(13)	Mr. S. D. Shibulal will become the our Chief Executive Officer and Managing Director, effective August 21, 2011,
(14)	Mr. K.V. Kamath, will become the Chairman of the board, effective August 21, 2011.

N. R. Narayana Murthy is the Chairman of our Board and Chief Mentor. Mr. Murthy founded Infosys in 1981 and has served on our Board since then. Mr. Murthy served as our Chief Executive Officer for over 20 years between 1981 and 2002, and as the Executive Chairperson of our Board from 2002 to 2006. He retired from employment with Infosys in August 2006. Mr. Murthy also serves as a director on the boards of Infosys China and Infosys Consulting.

Mr. Murthy serves as a director on the board of HSBC Holdings PLC. He is an IT advisor to the governments of several Asian countries. Additionally, during the past five years, Mr. Murthy has served as a director on the boards of DBS Bank Limited, DBS Group Holdings Limited, Unilever Plc, Unilever nv and New Delhi Television Limited.

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

Mr. Murthy was ranked as India's most powerful Chief Executive Officer for three consecutive years between 2004 and 2006 by the Economic Times. In 2004, TIME Magazine identified him as one of ten global leaders who are helping shape the future of technology. In 2005, The Economist magazine ranked him among the ten most admired global business leaders. Mr. Murthy has won the Max Schmidheiny Liberty 2001 prize and Ernst and Young’s World Entrepreneur of the Year 2003 award. He has appeared in the rankings of businessmen and innovators in several publications, including those by Business Standard, Business Week, CNN, Financial Times, Forbes, Fortune, India Today and TIME Magazine.

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

S. Gopalakrishnan (Kris) is one of the founders of Infosys Technologies Limited. As the Chief Executive Officer, he defines the road map for technology and innovation.

In 1981, Kris, along with N.R. Narayana Murthy and five others, founded Infosys Technologies Limited. His initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the U.S.

Between 1987 and 1994, Kris headed the technical operations of KSA/Infosys (a joint venture between Infosys and KSA at Atlanta, U.S.) as Vice President (Technical). In 1994, Kris returned to India and was appointed Deputy Managing Director of Infosys.

On June 22, 2007, Kris was appointed the CEO and Managing Director of Infosys. Kris previously served as the Chief Operating Officer (April 2002), and as the President and Joint Managing Director (August 2006). His responsibilities included customer services, technology, investments, and acquisitions.

Kris is recognized as a global thought leader. He was selected in Thinkers 50, an elite list of global business thinkers compiled by Des Dearlove and Stuart Crainer, in association with the IE Business School, Madrid, and the London Business School's Management Innovation Lab.

Kris is the Chairman of the Confederation of Indian Industry (CII) Southern Regional Council and on the Board of Governors at Indian Institute of Management (IIM), Bangalore. Kris is also the Chairman of Indian Institute of Information Technology and Management (IIITM), Kerala, and Vice Chairman of the Information Technology Education Standards Board (BITES) set up by Karnataka Government. He is a member of ACM, IEEE and IEEE Computer Society.

In January 2011, Kris was awarded the Padma Bhushan, the country’s third highest civilian honor, by the Government of India.

Kris holds master's degrees in Physics (1977) and Computer Science (1979) from the Indian Institute of Technology, Madras.

S. D. Shibulal has served as our Chief Operating Officer since 2007. Mr. Shibulal has been a director on our Board since 1997 and also serves as a director on the boards of Infosys BPO, and Infosys Public Services, Inc. He is also the Chairman of the boards of Infosys Consulting, Infosys China, Infosys Shanghai, Infosys Consulting India Limited and Infosys Sweden.

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

Prof. Subrahmanyam also serves as a director on the boards of ICICI Prudential Life Insurance Company Limited, LIC Nomura Mutual Fund Asset Management Company Limited and Nomura Asset Management (U.S.A.) Inc. Additionally, during the past five years, Prof. Subrahmanyam has served as a director on the boards of ICICI Bank Limited, Animi Offshore Fund Limited, Animi Concentrated Risk Fund Limited, Nexgen Financial Holdings Limited, Nexgen Re Limited, SupplyChange Inc. and Usha Communications Inc.

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

Mr. Satwalekar also serves as a director on the boards of Asian Paints Limited, Piramal Healthcare Limited, The Tata Power Company Limited, ILFS Transportation Networks Limited and National Stock Exchange of India Limited. Additionally, during the past five years, Mr. Satwalekar has served as a director on the boards of Arvind Mills Limited, HDFC Investments Limited, HDFC Holdings Limited, Entertainment Network (India) Limited, Housing Development Finance Corporation Limited and HDFC Standard Life Insurance Company Limited.

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

Dr. Goswami also serves as a director on the boards of Ambuja Cements Limited, Cairn India Limited, Crompton Greaves Limited, Dr. Reddy's Laboratories Limited, Infrastructure Development and Finance Company Limited, Godrej Consumer Products Limited, Avantha Power and Infrastructure Limited, Max India Limited and Max New York Life Insurance Co. Limited. Additionally, during the past five years, Dr. Goswami has served as a director on the boards of SRF Limited and Sona Koyo Steering Systems Limited.

Dr. Goswami received his M.A. in Economics from the Delhi School of Economics and his D. Phil. in Economics from Oxford University.

Sridar A. Iyengar has served as one of the directors on our Board since April 2003. Mr. Iyengar also serves as a director on the board of Infosys BPO Limited.

Mr. Iyengar is associated with Bessemer Venture Partners and is also an independent investor in early stage entrepreneurs and companies. Between 1978 and 2002, Mr. Iyengar was a senior partner with KPMG in the U.S. and the U.K. and he has also served as Chairperson and Chief Executive Officer of KPMG's operations in India between 1997 and 2000. Mr. Iyengar serves as a director of Foundation for Economic Reforms in India and the American Indian Foundation, both of which are U.S.-based non-profit organizations.

Mr. Iyengar serves as a director on the boards of several other companies, including AverQ Inc., CL Educate Limited, ICICI Bank Limited, Kovair Software Inc., Mahindra Holidays and Resorts Limited, OnMobile Global Limited, Rediff.com India Limited and Rediff Holding Inc.

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

Mr. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India's second largest bank. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-east Asia before returning to ICICI as its Managing Director and Chief Executive Officer in 1996. He retired as Managing Director and Chief Executive Officer of ICICI Bank Limited in April 2009.

Mr. Kamath serves as a director on the boards of ICICI Bank Limited, The Great Eastern Shipping Company Limited, Lupin Limited and Schlumberger Limited.

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

R. Seshasayee has served as one of the directors on our Board since January 2011.

R. Seshasayee is the Executive Vice Chairman of Ashok Leyland Limited. He was the Managing Director of Ashok Leyland since 1998 through March 2011, leading its transformation into a globally competitive technology leader seeking growth through globalization and diversification, via global acquisitions and joint ventures with Nissan Motor Company, John Deere, Continental AG and the Alteams Group, to name a few. He is also the Executive Vice Chairman of Hinduja Automotive Limited, UK, the holding company of Ashok Leyland.

He began his career as a Chartered Accountant with Hindustan Lever Limited in 1971 and joined Ashok Leyland five years later in 1976.

Seshasayee has been on the National Council of Confederation of Indian Industry (CII) for over fifteen years and served as its President for the year 2006-07. He served as the President of Society of Indian Automobile Manufacturers (SIAM), the apex body representing the Indian automobile industry during 2001-03. He was the Co-Chairman of Core Group on Auto-Research (CAR), a joint initiative of the Government of India and the auto industry for developing advanced technology.

As a member of Government of India delegations, Seshasayee was a participant at the Doha Ministerial Round of WTO in 2001 and the Hong Kong Ministerial at Hong Kong in 2005. Seshasayee was also the Co-chair of the World Economic Forum - Middle East during 2007.

Mr. Seshasayee serves on the boards of Ashok Leyland Limited, Ashley Airways Limited, Ashley Alteams India Limited, Hinduja Foundries Limited, IndusInd Bank Limited, Hinduja Automotive Limited, UK, Ashok Leyland Nissan Vehicles Limited, Hinduja Group India Limited, Hinduja Leyland Finance Limited, Hinduja National Power Corporation Limited, Irizar TVS Limited, Nissan Ashok Leyland Technologies Limited, Nissan Ashok Leyland Powertrain Limited, Optare plc., U.K. and Ashok Leyland Defense Systems Limited. Mr. Seshasayee was also a director on the Boards of various companies, including ICICI Bank, E.I.D Parry (India) Ltd., etc. He is also associated with several charitable, educational, cultural and social welfare organizations, including the Indian Cancer Institute.

Mr. Seshasayee received a B.Com from the University of Madras and is member of the Institute of Chartered Accountants of India.

Ravi Venkatesan has served as one of the directors on our Board since April 2011. Mr. Venkatesan was the Chairman of Microsoft India from 2004-2011.

Prior to joining Microsoft, Mr. Venkatesan worked for over 17 years with Cummins Inc., the world leader in engines and related technologies.

Mr. Venkatesan is a member of the Board of Directors of AB Volvo and a member of the Advisory Boards of Harvard Business School and Bunge Ltd.

Mr. Venkatesan received a B.Tech. in Mechanical Engineering from the Indian Institute of Technology, Bombay, an M.S. in Industrial Engineering from Purdue University and an MBA from Harvard University, where he was a Baker Scholar. Mr. Venkatesan was awarded the Purdue University's Outstanding Industrial Engineer award in 2000 and the Distinguished Alumnus award by the Indian Institute of Technology in 2003.

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

Mr. Dinesh received an M.S. in Mathematics from Bangalore University and a Ph.D. in Literature from the Karnataka State Open University.

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

Ashok Vemuri is a Member of our Executive Council and Senior Vice President and heads the Banking and Capital Markets and Strategic Global Sourcing business units at Infosys. Mr. Vemuri also serves as a director on the board of Infosys Consulting, Infosys China, Infosys Public Services, Inc. and is the sole manager of Infosys Mexico.

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

B. G. Srinivas is a Member of our Executive Council and Senior Vice President and heads the Manufacturing, Product Engineering and Product Lifecycle and Engineering Solutions business units at Infosys. Mr. Srinivas also serves as a director on the board of Infosys BPO, Infosys Consulting and Infosys Sweden.

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

Mr. Kakal received a B.E. in Mechanical Engineering from Bangalore University and an M.B.A. from the Asian Institute of Technology, Bangkok.

Subhash Dhar is a Member of our Executive Council and Senior Vice President and heads the Communications, Media and Entertainment, Global Sales, Alliances & Marketing and Independent Validation Solutions business units at Infosys. He is also responsible for the sales and marketing function of the Infosys group. Mr. Dhar serves on the board of Infosys Australia.

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

In fiscal 2011, our non-executive directors were paid an aggregate of $1,218,250. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2011.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy	–	–	137,500	–
S. Gopalakrishnan	76,561	127,642	26,185	18,796
K. Dinesh	76,561	127,642	25,044	18,796
S. D. Shibulal	75,549	124,391	24,231	18,644
Deepak M. Satwalekar	–	–	132,450	–
Marti G. Subrahmanyam	–	–	176,400	–
Omkar Goswami	–	–	115,050	–
Rama Bijapurkar*	–	–	8,000	–
Claude Smadja**	–	–	51,450	–
Sridar Iyengar	–	–	153,750	–
David Boyles	–	–	146,250	–
Jeffrey Lehman	–	–	150,000	–
K. V. Kamath	–	–	125,600	–
R. Seshasayee***	–	–	21,800	–
T. V. Mohandas Pai	96,861	541,629	31,659	23,185
Srinath Batni	96,861	363,693	31,659	23,185
V. Balakrishnan	83,668	373,359	108,051	20,331
Ashok Vemuri	486,660	617,714	62,089	–
B. G. Srinivas	424,440	520,814	174,032	–
Chandrasekhar Kakal	77,143	379,121	103,979	18,920
Subhash Dhar	67,507	288,798	89,097	16,837

*	Ms. Bijapurkar resigned from our Board effective April 13, 2010. Remuneration paid is for the period April 1, 2010 to April 13, 2010.
**	Mr. Claude Smadja retired from the Board effective August 30, 2010. Remuneration paid is for the period April 1, 2010 to August 30, 2010
***	Mr. R. Seshasayee joined the Board effective January 13, 2011. Remuneration paid is for the period January 13, 2011 to March 31, 2011.

All compensation to directors and officers disclosed in the table above that was paid in Indian rupees has been converted, for the purposes of the presentation in such table, at an exchange rate of 44.60 per U.S. dollar.

Option Grants

There were no option grants to our Chairperson, Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in the fiscal years ended March 31, 2011, 2010 and 2009. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option Exercises and Holdings

Our Chairperson, Chief Executive Officer, Chief Financial Officer or Chief Operating Officer did not hold or exercise any options during the fiscal year ended March 31, 2011. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The term of office of each of the directors is given below:

Name	Date Current Term of Office Began(5)	Expiration/Renewal Date of Current Term of Office(6)	Whether Term of Office is subject to retirement by rotation
N. R. Narayana Murthy(1)	June 12, 2010	–	Yes
S. Gopalakrishnan	June 22, 2007	June 21, 2012	Yes
K. Dinesh(2)	May 1, 2007	April 30, 2012	Yes
S. D. Shibulal	January 10, 2007	January 09, 2012	Yes
T. V. Mohandas Pai(3)	May 27, 2010	May 26, 2015	Yes
Srinath Batni(4)	May 27, 2010	May 26, 2015	Yes
Deepak M. Satwalekar(4)	June 20, 2009	–	Yes
Marti G. Subrahmanyam	June 12, 2010	–	Yes
Omkar Goswami(4)	June 20, 2009	–	Yes
Sridar A. Iyengar(4)	June 14, 2008	–	Yes
David L. Boyles	June 20, 2009	–	Yes
Jeffrey Sean Lehman	June 20, 2009	–	Yes
K. V. Kamath	June 20, 2009	–	Yes
R. Seshasayee(7)	–	–	Yes
Ravi Venkatesan(8)	–	–	Yes

(1)	Will reach the mandatory retirement age for our directors on August 20, 2011, and will be retiring from his position on the board effective August 20, 2011.
(2)	Is a director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 11, 2011 and is not seeking re-appointment.
(3)	Resigned as member of the Board. The resignation is effective June 11, 2011.
(4)	Is a director who is retiring by rotation in the ensuring Annual General Meeting scheduled for June 11, 2011 and is seeking re-appointment.
(5)	For executive directors, this date is the date they were appointed by our shareholders as executive directors. For non-executive directors, this date is the date they were appointed/re-appointed as directors liable to retire by rotation by our shareholders. The term of office of a non-whole time director, i.e. a non-executive director is determined by rotation and may not be more than three years.
(6)	For executive directors, this date is the date when their current term of appointment as an executive director expires.
(7)	Appointed with effect from January 13, 2011.
(8)	Appointed with effect from April 15, 2011.

Employment and Indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and gratuity contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months’ notice to the other party. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F. Other than the indemnification agreements referred to in this paragraph, we have not entered in to any agreements with our non-executive directors.

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 15 directors, nine of whom are independent as defined by NASDAQ Rule 4200(a)(15). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our India based employee retirement policies.

Other Board members must retire from the Board at age 65. The age of retirement for independent directors joining the board on or after October 15, 2010, shall be 70 years.

An independent board chair is generally permitted to serve in the capacity until the age of 70 years.

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

Board and Management Changes

In April 2011, we announced significant changes to our board of directors. Effective August 21, 2011, Mr. K.V. Kamath, a current independent director on our board, will become the Chairman of the board, succeeding Mr. N. R. Narayana Murthy, a co-founder of Infosys and our current Chairman and Chief Mentor. Mr. Murthy will reach the mandatory retirement age for our directors on August 20, 2011, and will be retiring from his position on the board, but will continue to be associated with Infosys as its honorary Chairman Emeritus. Also effective on August 21, 2011, Mr. S. D. Shibulal, a co-founder of Infosys and our current Chief Operating Officer, and an executive director on our board, will become the our Chief Executive Officer and Managing Director, succeeding Mr. S. Gopalakrishnan, a co-founder of the Company and our current Chief Executive Officer and Managing Director, and an executive director on our board. Mr. Gopalakrishnan will be retiring from his position as Chief Executive Officer and Managing Director, and will become the Executive Co-Chairman of the board. In addition, Mr. K. Dinesh, a member of the board of directors and Head of the Communication Design Group, Information Systems, and Quality and Productivity, will retire by rotation from the board of directors at the annual general meeting of shareholders on June 11, 2011, and Mr. T.V. Mohandas Pai, a member of the board of directors and Head of Administration, Education and Research, Finacle, Human Resources Development, and Infosys Leadership Institute, will be resigning from the board of directors, effective June 11, 2011. In connection with their departures from the board of directors, each of Messrs. Dinesh and Pai will also resigning from their positions as executive officers of Infosys.

Board Committee Information

Details relating to the Audit, Compensation, Nominations and Risk Management Committees of our Board are provided below.

Audit Committee

As of March 31, 2011, our Audit Committee was comprised of five independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Mr. Deepak M. Satwalekar, Chairperson;
Prof. Marti G. Subrahmanyam;
Mr. K. V. Kamath;
Mr. Sridar A. Iyengar (Audit Committee Financial Expert); and
Mr. R. Seshasayee.

Our Board has determined that each of the current members of the Audit Committee is an independent director under applicable NASDAQ rules.

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held four meetings in person and two meetings via conference calls during fiscal 2011. The Audit Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Compensation Committee

As of March 31, 2011, our Compensation Committee was comprised of four non-executive independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Mr. K. V. Kamath, Chairperson;
Dr. Omkar Goswami;
Mr. David Boyles; and
Prof. Jeffrey Lehman.

Our Board has determined that each of the current members of the Compensation Committee is an independent director under applicable NASDAQ rules.

The purpose of our Compensation Committee is to discharge the Board of Directors' responsibilities relating to compensation of our executive directors and senior management. The Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management.

The Compensation Committee held five meetings in person and three meetings via conference calls during fiscal 2011.

The Compensation Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Nominations Committee

As of March 31, 2011, our Nominations Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Prof. Jeffrey Lehman, Chairperson;
Mr. Deepak M. Satwalekar; and
Mr. K. V. Kamath.

Our Board has determined that each of the current members of the Nominations Committee is an independent director under applicable NASDAQ rules.

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

The Nominations Committee held four meetings in fiscal 2011.

The Nominations Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

As of March 31, 2011, our Risk Management Committee was comprised of four independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

David L. Boyles, Chairperson;
Mr. Sridar A. Iyengar;
Prof. Jeffrey Lehman; and
Dr. Omkar Goswami.

Our Board has determined that each of the current members of the Risk Management Committee is an independent director under applicable NASDAQ rules.

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

The Risk Management Committee held five meetings in person and three meetings via conference call during fiscal 2011.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2011, we employed approximately 130,800 employees, of which 123,800 were IT professionals. As of March 31, 2010, we employed approximately 113,800 employees, of which approximately 106,900 were IT professionals. As of March 21, 2009, we employed approximately 104,900 employees, including approximately 97,300 IT professionals. As of March 31, 2008, we employed approximately 91,200 employees, including approximately 85,000 IT professionals.

As of March 31, 2011, we employed approximately 103,200 employees in India, 15,500 employees in North America, 6,200 employees in the Asia-Pacific region, 5,600 employees in Europe, 200 employees in South America and 200 employees in the Middle East region and Africa.

We seek to attract and motivate IT professionals by offering:
  an entrepreneurial environment that empowers IT professionals;
  programs that recognize and reward performance;
  challenging assignments;
  constant exposure to new skills and technologies; and
  a culture that emphasizes openness, integrity and respect for the employee.
Some of our employees in jurisdictions across Europe, including employees located in France, Spain, Sweden, Italy and Belgium are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees, including those employees covered under collective bargaining agreements.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2011, we received approximately 829,800 employment applications, interviewed approximately 136,200 applicants and extended offers of employment to approximately 67,400 applicants. In fiscal 2011, we hired approximately 15,300 new employees, net of attrition. These statistics do not include Infosys BPO or our wholly-owned subsidiaries, which recorded approximately 1,700 new hires, net of attrition, in fiscal 2011. We do not have significant recruiting activities outside India.

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

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Fresh engineering graduate hires complete approximately 20 to 23 weeks of integrated training prior to being assigned to a business unit.

As of March 31, 2011, we employed 698 full-time employees as educators, including 255 with doctorate or masters degrees. Our educators conduct training program for our new and experienced employees. We also have our experienced employees undergo certification programs to develop their skills relevant for their roles. Our researchers published extensively during the financial year with articles, white papers in prestigious journals and conferences as well as books and invited chapters in reputed publications.

In addition, we also have been working with several colleges across India through our Campus Connect program, enabling their faculty to develop industry related training to students at the colleges.

We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. We continually build the competence of our professionals with training and exposure to new skills, technologies and global opportunities.

Leadership development is a core part of our training programs. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2011, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,100 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), or L-1 visas (approximately 2,200 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2011, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2011. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars from Indian rupees based on fixing rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the FEDAI, which was 44.60 per $1.00. The share numbers and percentages listed below are based on 574,151,559 Equity Shares outstanding as of March 31, 2011. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
N. R. Narayana Murthy(1)	25,750,526	4.48	–	–	–
S. Gopalakrishnan(2)	19,555,717	3.41	–	–	–
K. Dinesh(3)	14,394,279	2.51	–	–	–
S. D. Shibulal(4)	12,628,911	2.20	–	–	–
T. V. Mohandas Pai	752,073	*	–	–	–
Srinath Batni(5)	662,247	*	–	–	–
Deepak Satwalekar	56,000	*	–	–	–
Marti G. Subrahmanyam	17,500	*	–	–	–
Sridar A. Iyengar	–	*	–	–	–
Omkar Goswami	12,300	*	–	–	–
David Boyles	2,000	*	–	–	–
Jeffrey Lehman	–	*	–	–	–
K. V. Kamath	–	*	–	–	–
R. Seshasayee	–	*	–	–	–
V. Balakrishnan(6)	476,623	*	–	–	–
Ashok Vemuri	–	*	–	–	–
B. G. Srinivas	60,015	*	–	–	–
Chandrasekhar Kakal	42,376	*	–	–	–
Subhash Dhar	50,018	*	–	–	–
Total (all directors and executive officers)	74,460,585	12.97	–	–	–

(1)	Shares beneficially owned by Mr. Murthy include 23,370,854 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
(2)
Shares beneficially owned by Mr. Gopalakrishnan include 12,898,991 Equity Shares owned by members of Mr. Gopalakrishnan’ s immediate family.
Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

(3)	Shares beneficially owned by Mr. Dinesh include 9,797,742 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
(4)	Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal’ s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(5)	Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni’ s immediate family. Mr. Batni disclaims beneficial ownership of such shares.
(6)	Shares beneficially owned by Mr. Balakrishnan include 150,000 Equity Shares owned by members of Mr. Balakrishnan’ s immediate family. Mr. Balakrishnan disclaims beneficial ownership of such shares.

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

During the fiscal year ended March 31, 2011, there were no options to purchase ADSs or equity shares granted to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2011, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2011. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 574,151,559 Equity Shares outstanding, as of March 31, 2011.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
		March 31, 2011		March 31, 2010		March 31, 2009
Shareholding of all directors and officers as a group and officers as a group	–		74,460,585(1) 12.97	74,521,371	13.04(1)	96,805,116	16.85(2)

(1)	Comprised of 2,131,152 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,250,349 equity shares which includes 98,790 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2011.
(2)	Comprised of 2,192,038 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 571,438,320 equity shares which includes 446,728 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2010.
(3)	Comprised of 2,313,138 shares owned by non-founder directors and officers and 7,000 options that are currently exercisable within 60 days of March 31, 2009 by our various officers and directors. These have been deemed to be outstanding and to be beneficially owned by the person holding such options for calculating the total shareholding of all directors and officers as a group. Accordingly, the percentage ownership of the group is calculated on a base of 574,666,878 equity shares which includes 1,836,835 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2009.

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2011 are held by 54,850 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2011, 36.98% of our equity shares were held by these FIIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2011, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2011, 2010 and 2009, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed approximately $25 million, $12 million and $7 million, respectively. Further, during fiscal 2011, 2010 and 2009, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them approximately $17 million, $15 million and $12 million, respectively. During fiscal 2011, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed approximately $4 million. Further, during fiscal 2011, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them approximately $5 million.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million. During fiscal 2011, 2010 and 2009, we engaged Infosys Australia for software development services for which we have been billed approximately $195 million, $134 million and $101 million, respectively. Further, during fiscal 2011, 2010 and 2009, Infosys Australia engaged us for certain software development services for which we billed them approximately $7 million, $5 million and $2 million, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009, we disbursed an amount of $2 million as loans to Infosys China, for expansion of business operations, at an interest rate of 6.0% per annum. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. During fiscal 2011, Infosys China repaid the loan to the extent of $5 million. The largest amount outstanding during the fiscal year 2011 was $10 million. Further, during the year ended March 31, 2011 and 2009, we made an additional investment of $9 million and $4 million, respectively, in Infosys China. As of March 31, 2011, we have invested an aggregate of $23 million as equity capital and $5 million as loans in Infosys China. During fiscal 2011, 2010 and 2009, we engaged Infosys China for software development services for which we have been billed approximately $53 million, $28 million and $17 million, respectively. Further, during fiscal 2011 and 2010 Infosys China engaged us for certain software development services for which we billed them approximately $1 million and $2 million, respectively.

Infosys Consulting. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. During fiscal 2010 and 2009, we made an additional investment of $10 million and $5 million, respectively, in Infosys Consulting. As of March 31, 2011, we have invested an aggregate of $55 million in the subsidiary. During fiscal 2011, 2010 and 2009, we engaged Infosys Consulting and its subsidiary for consulting services for which we have been billed approximately $79 million, $80 million and $59 million, respectively. Further, during fiscal 2011, 2010 and 2009 Infosys Consulting and its subsidiary engaged us for certain software development services for which we billed them approximately $16 million, $5 million and $1 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. During fiscal 2011 and 2010, we made an additional investment of $3 million and $4 million, respectively, in Infosys Mexico. As of March 31, 2011, we have invested an aggregate of $12 million in the subsidiary. During fiscal 2011, 2010 and 2009, we engaged Infosys Mexico for software development services for which we have been billed approximately $11 million, $9 million and $7 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. During fiscal 2011 and 2010 we engaged Infosys Sweden for software development services for which we have been billed approximately $3 million and $2 million, respectively.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. During fiscal 2011, we made an additional investment of $2 million in Infosys Brasil. Further, during fiscal 2011 we disbursed $2 million as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan is repayable within six months at the discretion of the subsidiary. The largest amount outstanding during the fiscal year 2011 was $2 million. As of March 31, 2011 we have invested an aggregate of $8 million as equity capital and $2 million as loans in the subsidiary. During fiscal 2011 and 2010 we engaged Infosys Brasil for software development services for which we have been billed approximately $1 million each.

Infosys Public Services. In October 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market. We have invested an aggregate of $5 million in Infosys Public Services as of March 31, 2011.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Further, in April 2011 we have made an additional investment of $13 million in Infosys Shanghai. As of April 2011, we have invested an aggregate of $16 million in the subsidiary.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months’ notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $32 million, $24 million and $24 million were outstanding as of March 31, 2011, 2010 and 2009, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:
  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2011 and 2010
  Consolidated statements of comprehensive income for the years ended March 31, 2011, 2010 and 2009
  Consolidated statements of changes in equity for the years ended March 31, 2011, 2010 and 2009
  Consolidated statements of cash flows for the years ended March 31, 2011, 2010 and 2009
  Notes to the consolidated financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts
Export revenue

For the fiscal year ended March 31, 2011, 2010 and 2009, we generated $5,909 million, $4,746 million and $4,603 million, or 97.8%, 98.8% and 98.7% of our total revenues of $6,041 million, $4,804 million and $4,663 million, respectively, from the export of our products and rendering of services outside of India.

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

In fiscal 2011, 2010 and 2009, we paid cash dividends of approximately $1.22, $0.48 and $0.89 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($)	Dividend per ADS ($)
2011(1)	55.00	1.22	1.22
2010	23.50	0.48	0.48
2009(2)	37.25	0.89	0.89

(1)	Includes a 30th year special dividend of 30 ($0.67) per share.
(2)	Includes a special dividend of 20 ($0.50) per share.

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

As of March 31, 2011, we had 574,151,559 equity shares issued and outstanding. There were 54,850 record holders of ADRs, evidencing 101,050,021 ADSs (equivalent to 101,050,021 equity shares). As of March 31, 2011, there were 416,623 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the NASDAQ. Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the FEDAI, which was 44.60 per $1.00. The high and low prices for the Indian stock exchanges and NASDAQ are based on the closing prices for each day of the relevant period.

(in Dollars)
	BSE		NSE		Nasdaq
	High	Low	High	Low	High	Low
Fiscal
2011	77.93	56.80	78.05	56.80	77.53	55.18
2010	62.91	30.07	63.09	30.18	62.32	26.81
2009	44.68	24.69	44.70	24.72	49.37	21.11
2008	47.72	29.44	47.73	29.48	55.84	33.01
2007	53.30	27.84	53.43	27.86	60.55	32.85
Fiscal 2011
First Quarter	63.18	56.80	63.28	56.80	63.56	55.18
Second Quarter	68.57	60.44	68.59	60.54	64.56	58.33
Third Quarter	77.24	66.51	77.28	66.45	76.41	64.51
Fourth Quarter	77.93	65.51	78.05	65.52	77.53	64.52
Fiscal 2010
First Quarter	40.96	30.07	40.65	30.18	37.66	26.81
Second Quarter	53.94	37.60	54.04	37.61	49.29	34.29
Third Quarter	58.41	47.97	58.32	48.05	55.99	46.00
Fourth Quarter	62.91	52.74	63.09	52.75	62.32	50.69
Fiscal 2009
First Quarter	44.68	31.87	44.70	31.88	49.37	35.81
Second Quarter	40.83	31.21	40.85	31.24	43.99	29.35
Third Quarter	32.60	24.69	32.50	24.72	32.40	21.11
Fourth Quarter	30.96	25.36	30.92	25.38	29.34	22.78
Month
April 2011	74.76	65.28	74.77	65.30	73.40	63.21
March 2011	72.57	65.52	72.67	65.52	71.70	64.52
February 2011	70.88	67.33	70.97	67.20	69.56	66.52
January 2011	77.93	69.87	78.06	69.90	77.53	67.62
December 2010	77.24	68.49	77.29	68.44	76.41	67.85
November 2010	69.12	66.51	69.12	65.85	69.56	64.51
October 2010	71.40	66.58	71.42	66.61	71.20	66.34

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for NASDAQ quotes and www.nse-india.com for NSE quotes.

On May 5, 2011, the closing price of equity shares on the BSE was 2,843.10 equivalent to $63.51 per equity share based on the exchange rate on that date and the closing price of ADSs on the NASDAQ was $63.30 per ADS.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2011 was approximately 67.03 trillion or approximately $1490 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2011 was approximately 68.36 trillion or approximately $1520 billion. The BSE began allowing online trading in May 1995. As of March 31, 2011, the BSE had 1340 members, comprised of 215 individual members, 1103 Indian companies and 22 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:15 a.m. and 3:30 p.m. (Indian Standard Time).

Derivatives

Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of the SEBI.

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The Securities and Exchange Board of India (SEBI) mandates that a company which proposes to make an offer of its securities (by way of an initial public offering, rights issue or further public offering) to the public and list them on a recognised stock exchange in India must enter into an agreement with a depository for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings or private placements and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

In October 2004, a securities transaction tax was implemented in India. A securities transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented mutual fund on recognized stock exchanges at the rate of 0.125% of the value of the security. This securities transaction tax is required to be paid by both the buyer and the seller. For non-delivery based transactions, a lower rate of 0.025% is applicable and is payable by the seller. Sale of an option in securities will attract a securities transaction tax of 0.017% which the seller will be liable to pay. Sale of an option in securities, where the option has been exercised, will attract a securities transaction tax of 0.125% payable by the purchaser. Sale of futures in securities will attract a securities transaction tax of 0.017%, payable by the seller. Debt market transactions have been exempted from the securities transaction tax. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

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

Executive directors are required to retire at age 60 in accordance with our employee retirement policies applicable in India. Other Board members must retire from the Board at age 65. The age of retirement for independent directors joining the board on or after October 15, 2010, shall be 70 years. An independent board chair is generally permitted to serve in the capacity for a fixed term of five years and until the age of 70 years.

Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our Board of Directors.

Our Articles of Association and the Indian Companies Act provide that any director who has a personal interest in a transaction being discussed by the board of directors must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting at the time of discussing the transaction. A director is required to disclose his personal interest to the board of directors at the first meeting of the board of directors after the interest arises. The remuneration payable to our directors may be fixed by the Board of Directors in accordance with the Indian Companies Act and provisions prescribed by the Government of India. Our Articles of Association provide that our Board of Directors may generally borrow any sum of money for the Company’s business purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from the Company’s bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves.

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
General

Our authorized share capital is  3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of  5/- per share.

As of March 31, 2011, 574,151,559 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2011, we had outstanding options to purchase 48,720 Equity Shares and 50,070 ADSs. For the purposes of this Annual Report on Form 20-F, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Indian Companies Act, our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Indian Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommended by the Board of Directors. In India, dividends are generally declared as a percentage of the par value of a company's equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash to the shareholder’s order or the shareholder’s banker.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed after 30 days to such an account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company.

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

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible debt securities, through reservation of shares in proportion to such conversion (which bonus shares may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board of Directors and cannot be withdrawn after the decision to make a bonus issue has been made.

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

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least  50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to  1,000 for each day that the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its annual accounts with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company's shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon to its shareholders.

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

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Court/Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company's purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Liquidation Rights

As per the Indian Companies Act, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the Company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Subject to the buy-back of shares as set out in the section titled “Company Acquisition of Equity Shares”, under the Indian Companies Act, equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against/ in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of 5%, 10%, 14%, 54% or 74% (or more, in each case) of the outstanding shares or voting rights of a listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is required to disclose the aggregate of his or her shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires any person holding more than 15% and less than 55% of the shares or voting rights in a company to disclose to the Company and to the stock exchanges on which the equity shares of the company are listed, the sale or acquisition of 2% or more of the shares or voting rights of the company and his or her revised shareholding to the company within two days of such acquisition or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his or her holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed).

Within four days of the acquisition of or entering into an agreement (whether written or otherwise) to acquire 15% or more of such shares or voting rights, or a change in control of the company by an acquirer along with persons acting in concert, the acquirer is required to make a public announcement to the other shareholders offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires or agrees to acquire more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of or agreement to acquire (other than the acquisition of up to 5% of the shares or voting rights of the company on the stock market subject to the post-acquisition holding being less than 75% of the shares or voting rights of the company) outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the listing agreement or cause a delisting of the Company in accordance with the Securities & Exchange Board of India (Delisting of Existing shares) Regulations 2009. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

Previously, the Takeover Code contained a specific exemption from the above requirements in relation to instruments (such as ADSs) which were convertible into equity shares of a company. However, on November 6, 2009, SEBI amended the Takeover Code. Pursuant to this amendment, instruments such as ADSs will be treated in the same manner as shares in respect of the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company (a) if the holders of such convertible instruments are entitled to exercise voting rights in respect of the shares underlying the instruments; or (b) if the holders of such convertible instruments are not entitled to exercise voting rights in respect of the underlying shares, upon their conversion with the underlying shares carrying voting rights.

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled "Voting Rights of Deposited Equity Shares Represented by ADSs"). Accordingly, the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 15% or more of the shares or voting rights of the company.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed, pursuant to which we must report to the stock exchanges any disclosures made to the Company pursuant to the Takeover Code.

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

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%.

As of March 31, 2011, our public shareholding was approximately at 66.36%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least  50,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

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

The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADS holders' instructions. The Depositary will only vote or attempt to vote as per an ADS holder's instructions. The Depositary will not itself exercise any voting discretion.

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

Insider Trading Regulations

Under the SEBI (Prohibition of Insider Trading) Regulations, 1992 (Insider Trading Regulations), any person who holds more than 5% of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by such person and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5%), exceeding 2% of the total shareholding or voting rights in the company, from the date of last disclosure made by the person. Such disclosure is required to be made within two working days of: (i) the receipt of intimation of allotment of the shares; or (ii) the acquisition or the sale of the shares or voting rights. As a result of a clarification issued by SEBI on June, 22 2009 under the SEBI (Informal Guidance) Scheme, 2003, disclosures would be required to be made by a holder of ADSs under the Insider Trading Regulations as set out above where the shares that underlie that holder’s ADSs represent 5% or more of the shares or voting rights of the Company.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board (FIPB), or the Reserve Bank of India (RBI), if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described below), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares is the higher of:

a.	the average of the weekly high and low of the closing prices of equity shares on a stock exchange during the 6-month period prior to the date of transfer of shares; and
b.	the average of the closing price of equity shares on a stock exchange during the 2 weeks period prior to the date of transfer of shares.

The relevant date is the date of the purchase of the shares by the non-resident.

In case of a sale of shares of a listed Indian company by a non-resident to a resident, the price computed in accordance with the procedure set above will be the maximum price per share that can be paid by the resident for the purchase of shares from a non-resident.

A non-resident, other than a non-resident registered as a financial institutional investor with the SEBI, cannot acquire shares on a stock exchange.

Transfers of shares or convertible debentures of the company, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions. However, for industries other than the technology sector, approval from the Government of India may be required for a transfer between two non-residents.

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India (NRIs), or registered Foreign Institutional Investors (FIIs) (as described below) made through a stock exchange are known as Portfolio Investments.

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

Takeover Code

Please refer to the detailed description of the Takeover Code provided under 'Takeover Code and Listing Agreements' above.

ADSs

Issue of ADSs

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (the 1993 Regulations), as modified from time to time. The 1993 Regulations are in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

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
  Their are ADSs issued in respect of the shares of the company;
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
  The price of the offering is determined by the lead manager of the offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the Board of Directors of the company decides to open the issue);
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

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. Domestic companies are currently liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. Section 115JA to the Income Tax Act which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. The Finance Act, 2011 has included income earned by SEZ developers and SEZ operating units in the computation of book profits for the levy of MAT. The Finance Act, 2011 has increased the effective rate of MAT to 20.01% from 19.93% (inclusive of surcharge and education cess).

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years.

Taxation of Employee Stock Options. Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. This treatment extends to all options granted under a company's stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

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

Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months is treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the same is treated as short term capital asset.

Capital gains are taxed as follows:
  As per the applicable scheme, gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;
  Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% excluding the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, excluding the applicable surcharge and education cess;
  Subject to the following, long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;
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
The rate of surcharge is currently 5% in the case of domestic companies whose taxable income is greater than  10,000,000. For foreign companies, the rate of surcharge is 2% if the taxable income exceeds 10,000,000.

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

Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under double tax avoidance agreements. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Bombay Stock Exchange or the National Stock Exchange, as applicable. There is no corresponding provision under the Income-tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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
  a maximum rate of 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over  800,000.
Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196 C of the Income Tax Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a cheque or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Indian companies would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

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
We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2011. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

This information is set forth under the caption 'Operating and Financial Review and Prospects' is as set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)	a fee not in excess of US$ 0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;
(ii)	a fee not in excess of US$ 0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;
(iii)	a fee not in excess of US$ 0.02 per ADS for each cash distribution pursuant to the deposit agreement; and
(iv)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADS holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;
(ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);
(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and
(iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

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

Fees and other payments made by the depositary

Since the commencement of the Company’s most recent fiscal year, the Company has not received any direct payments or reimbursements from the depositary relating to the Company’s ADR program. However, during fiscal 2011, expenses in an aggregate amount of approximately $157,600 have been borne by the depositary in relation to the Company’s ADS program, including approximately:
  $2,700 towards payments made to Tri State Financial LLC, a financial printing firm for printing the Company’s notice, proxy card and other interim communications distributed to our ADS holders;
  $98,900 towards payments made to proxy processing firms for mailing the Company’s notice, proxy card and other interim communications to ADS holders or their brokers, of which approximately:
  $98,100 was made to Broadridge Financial Solutions, Inc.; and
  $800 was made to Proxy Services Corporation.
  $11,000 towards payments made to Reuters Research Inc. as the annual subscription fee for Reuters Knowledge, a web-based information and analytics tool;
  $5,000 towards payments made to Hemscott Holdings Ltd. as subscription fees for Bigdough IR for access to BD Corporate, an investor relations service used by the Company’s management; and
  $40,000 towards payments made to i-Deal LLC as subscription fees for Stockwatch, a tool that provides intelligence on the Company's stock.
The Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2011.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2011.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Technologies Limited

We have audited Infosys Technologies Limited’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Technologies Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Technologies Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011, and the related financial statement schedule II, and our report dated May 6, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule II.

KPMG
Bangalore, India
May 6, 2011

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

Item 16B. Code of Ethics

On April 9, 2003, our Audit Committee adopted a written Code of Ethics, as defined in Item 406 of the Sarbanes-Oxley Act of 2002, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, and senior management, as well as members of the Audit Committee and the board of directors. On April 15, 2011, our Board of Directors adopted a revised Code of Conduct and Ethics, that is intended to replace the earlier Code of Ethics for Principal Executive and Senior Financial Officers and the earlier Code of Business Conduct and Ethics and ensure compliance with Section 406 of the Sarbanes-Oxley Act. The revised Code of Conduct and Ethics is applicable to all officers, directors and employees and is attached to this Annual Report as Exhibit 11.1, and is posted on our website at www.infosys.com.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2011 and 2010:

Type of Service	Fiscal 2011	Fiscal 2010	Description of Services
(a) Audit Fees	$876,220	$745,621	Audit and review of financial statements
(b) Tax Fees	2,141	–	Tax returns and filing and advisory services
(c) All Other Fees	13,548	8,379	Statutory certifications, quality registrar, work permit related services and other advisory services
Total	$891,909	$754,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Technologies Limited

In connection with the March 31, 2011 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by the Public Company Accounting Oversight Board (United States), Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India May 6, 2011	Deepak M. Satwalekar Chairperson, Audit committee	Prof. Marti G.Subrahmanyam Member, Audit committee	K.V. Kamath Member, Audit committee

	Sridar A. Iyengar Member, Audit committee	R.Seshasayee Member, Audit committee

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

Bangalore, India May 6, 2011	V. Balakrishnan Chief Financial Officer	S. D. Shibulal Chief Operating Officer	S. Gopalakrishnan Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2011 and 2010, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Technologies Limited’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 6, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India
May 6, 2011

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

(Dollars in millions except share data)
	Note	2011	2010
ASSETS
Current assets
Cash and cash equivalents	2.1	$3,737	$2,698
Available-for-sale financial assets	2.2	5	561
Investment in certificates of deposit		27	265
Trade receivables		1,043	778
Unbilled revenue		279	187
Derivative financial instruments	2.7	15	21
Prepayments and other current assets	2.4	206	143
Total current assets		5,312	4,653
Non-current assets
Property, plant and equipment	2.5	1,086	989
Goodwill	2.6	185	183
Intangible assets	2.6	11	12
Available-for-sale financial assets	2.2	5	8
Deferred income tax assets	2.17	85	78
Income tax assets	2.17	223	148
Other non-current assets	2.4	103	77
Total non-current assets		1,698	1,495
Total assets		$7,010	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$10	$2
Current income tax liabilities	2.17	183	161
Client deposits		5	2
Unearned revenue		116	118
Employee benefit obligations	2.8	31	29
Provisions	2.9	20	18
Other current liabilities	2.10	451	380
Total current liabilities		816	710
Non-current liabilities
Deferred income tax liabilities	2.17	–	26
Employee benefit obligations	2.8	58	38
Other non-current liabilities	2.10	14	13
Total liabilities		888	787
Equity
Share capital-5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,317,959 and 570,991,592, net of 2,833,600 treasury shares each as of March 31, 2011 and March 31, 2010, respectively		64	64
Share premium		702	694
Retained earnings		5,294	4,611
Other components of equity		62	(8)
Total equity attributable to equity holders of the company		6,122	5,361
Total liabilities and equity		$7,010	$6,148
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,
(Dollars in millions except share and per equity share data)
	Note	2011	2010	2009

Revenues		$6,041	$4,804	$4,663
Cost of sales		3,497	2,749	2,699
Gross profit		2,544	2,055	1,964
Operating expenses:
Selling and marketing expenses		332	251	239
Administrative expenses		433	344	351
Total operating expenses		765	595	590
Operating profit		1,779	1,460	1,374
Other income, net	2.14	267	209	101
Profit before income taxes		2,046	1,669	1,475
Income tax expense	2.17	547	356	194
Net profit		$1,499	$1,313	$1,281
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset		–	$2	–
Gain transferred to net profit on sale of available-for-sale financial asset		–	(1)	–
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.17)		(2)	6	–
Exchange differences on translating foreign operations		72	555	(871)
Total other comprehensive income		$70	$562	$(871)

Total comprehensive income		$1,569	$1,875	$410

Profit attributable to:
Owners of the company		$1,499	$1,313	$1,281
Non-controlling interest		–	–	–
		$1,499	$1,313	$1,281
Total comprehensive income attributable to:
Owners of the company		$1,569	$1,875	$410
Non-controlling interest		–	–	–
		$1,569	$1,875	$410

Earnings per equity share
Basic ($)		2.62	2.30	2.25
Diluted ($)		2.62	2.30	2.25
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		571,180,050	570,475,923	569,656,611
Diluted		571,368,358	571,116,031	570,629,581
The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of March 31, 2008	571,995,758	$64	$655	$2,896	$301	$3,916
Changes in equity for the year ended March 31, 2009
Shares issued on exercise of employee stock options	834,285	–	14	–	–	14
Share-based compensation	–	–	1	–	–	1
Income tax benefit arising on exercise of share options	–	–	2	–	–	2
Dividends (including corporate dividend tax)	–	–	–	(559)	–	(559)
Net profit	–	–	–	1,281	–	1,281
Exchange differences on translating foreign operations	–	–	–	–	(871)	(871)
Balance as of March 31, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the year ended March 31, 2010
Shares issued on exercise of employee stock options	995,149	–	20	–	–	20
Treasury shares(1)	(2,833,600)	–	–	–	–	–
Reserves on consolidation of trusts	–	–	–	10	–	10
Income tax benefit arising on exercise of share options	–	–	2	–	–	2
Dividends (including corporate dividend tax)	–	–	–	(330)	–	(330)
Reversal of impairment loss on available-for-sale financial asset	–	–	–	–	2	2
Gain transferred to net profit on sale of available-for-sale financial asset	–	–	–	–	(1)	(1)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.17)	–	–	–	–	6	6
Net profit	–	–	–	1,313	–	1,313
Exchange differences on translating foreign operations	–	–	–	–	555	555
Balance as of March 31, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
Changes in equity for the year ended March 31, 2011
Shares issued on exercise of employee stock options	326,367	–	5	–	–	5
Income tax benefit arising on exercise of share options	–	–	3	–	–	3
Dividends (including corporate dividend tax)	–	–	–	(816)	–	(816)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.17)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,499	–	1,499
Exchange differences on translating foreign operations	–	–	–	–	72	72
Balance as of March 31, 2011	571,317,959	$64	$702	$5,294	$62	$6,122
The accompanying notes form an integral part of the consolidated financial statements

(1)  Effective fiscal 2010 treasury shares held by controlled trusts were consolidated

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	Note	2011	2010	2009
Operating activities:
Net profit		$1,499	$1,313	$1,281
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	189	199	165
Share based compensation	2.16	–	–	1
Income on investments		(22)	(36)	(3)
Income tax expense	2.17	547	356	194
Other non cash item		1	1	–
Changes in working capital
Trade receivables		(254)	41	(81)
Prepayments and other assets		(52)	(49)	11
Unbilled revenue		(88)	(19)	(58)
Trade payables		7	(4)	(6)
Client deposits		3	1	–
Unearned revenue		(3)	42	10
Other liabilities and provisions		98	(23)	91
Cash generated from operations		1,925	1,822	1,605
Income taxes paid	2.17	(627)	(370)	(194)
Net cash provided by operating activities		1,298	1,452	1,411
Investing activities:
Payment for acquisition of business, net of cash acquired	2.3	–	(37)	(3)
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(285)	(138)	(287)
Proceeds on sale of property, plant and equipment		–	1	–
Loans to employees		(7)	2	(1)
Non-current deposits placed with corporation		(22)	(6)	(20)
Income on investments		5	22	3
Investment in certificates of deposit		(185)	(249)	(41)
Redemption of certificates of deposit		436	–	41
Investment in available-for-sale financial assets		(425)	(2,091)	(186)
Redemption of available-for-sale financial assets		973	1,571	202
Net cash used in investing activities		490	(925)	(292)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		5	20	14
Payment of dividends (including corporate dividend tax)		(816)	(330)	(559)
Net cash used in financing activities		(811)	(310)	(545)
Effect of exchange rate changes on cash and cash equivalents		62	304	(465)
Net increase in cash and cash equivalents		977	217	574
Cash and cash equivalents at the beginning	2.1	2,698	2,167	2,058
Opening balance of cash and cash equivalents of controlled trusts		–	10	–
Cash and cash equivalents at the end	2.1	$3,737	$2,698	$2,167
Supplementary information:
Restricted cash balance	2.1	$24	$16	–
The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), and Infosys Technologies (Shanghai) company limited (Infosys Shanghai) is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the NASDAQ Global Select Market. The company’s consolidated financial statements were authorized for issue by the company’s Board of Directors on May 6, 2011.

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

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

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

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid or recovered in connection with uncertain tax positions. Also refer to Note 2.17.

c . Business combinations and Intangible assets

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

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

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

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three components: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered components. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

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

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

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

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income in the statement of comprehensive income. Assets/liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

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

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

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

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

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

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities have been offset wherever the company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys and Infosys BPO provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

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

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2014. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
 (Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Cash and bank deposits	$3,385	$2,351
Deposits with corporations	352	347
	$3,737	$2,698

Cash and cash equivalents as of March 31, 2011 and March 31, 2010 include restricted cash and bank balances of $24 million and $16 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company and in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Current accounts
ABN Amro Bank, China	$4	$7
ABN Amro Bank, China (U.S. dollar account)	5	3
ABN Amro Bank, Taiwan	1	–
Bank of America, USA	67	153
Bank of America, Mexico	1	4
Citibank N.A., Australia	14	6
Citibank N.A., Brazil	1	2
Citibank N.A, China (U.S. dollar account)	3	–
Citibank N.A., Japan	4	1
Citibank N.A., India	–	1
Citibank N.A., Thailand	1	–
Deutsche Bank, Belgium	1	4
Deutsche Bank, France	1	–
Deutsche Bank, Germany	1	3
Deutsche Bank, India	3	3
Deutsche Bank, Netherlands	1	2
Deutsche Bank, Singapore	1	–
Deutsche Bank, Switzerland	–	2
Deutsche Bank, Thailand	–	1
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	–	1
Deutsche Bank, United Kingdom	9	7
Deutsche Bank-EEFC, India (Euro account)	2	1
Deutsche Bank-EEFC, India (U.S. dollar account)	32	2
Deutsche Bank-EEFC, India (Swiss Franc account)	1	–
HSBC Bank, United Kingdom	2	1
ICICI Bank, India	7	30
ICICI Bank-EEFC, India (U.S. dollar account)	5	2
National Australia Bank Limited, Australia	–	5
National Australia Bank Limited, Australia (U.S. dollar account)	–	3
Nordbanken, Sweden	1	–
Royal Bank of Canada, Canada	5	4
Shanghai Pudong Development Bank, China	1	–
Wachovia Bank, USA	–	2
	$174	$251
Deposit accounts
Andhra Bank, India	$90	$22
ABN Amro Bank, China	3	–
Allahabad Bank, India	126	33
Axis Bank, India	120	–
Bank of America, USA	19	–
Bank of America, Mexico	4	–
Bank of Baroda, India	247	67
Bank of India, India	268	196
Bank of Maharashtra, India	114	111
Barclays Bank, Plc. India	–	22
Canara Bank, India	298	214
Central Bank of India, India	79	22
Citibank N.A, Brazil	1	–
Citibank N.A., Czech Republic	1	2
Citibank N.A.,(Euro account), Czech Republic	–	1
Citibank N.A.,(U.S. dollar account), Czech Republic	–	1
Corporation Bank, India	66	62
DBS Bank, India	–	11
Deutsche Bank, Poland	5	2
HDFC Bank, India	145	–
HSBC Bank, India	–	108
HSBC Bank, United Kingdom	4	–
ICICI Bank, India	177	320
IDBI Bank, India	173	202
ING Vysya Bank, India	–	6
Indian Overseas Bank, India	116	31
Jammu and Kashmir Bank, India	3	2
Kotak Mahindra Bank, India	6	14
National Australia Bank Limited, Australia	122	69
Oriental Bank of Commerce, India	146	22
Punjab National Bank, India	335	221
State Bank of Hyderabad, India	57	52
State Bank of India, India	102	28
State Bank of Mysore, India	79	111
South Indian Bank, India	11	–
Syndicate Bank, India	113	106
Union Bank of India, India	142	21
Vijaya Bank, India	32	21
Yes Bank, India	7	–
	$3,211	$2,100
Deposits with corporations
HDFC Limited, India	$352	$346
Sundaram BNP Paribas Home Finance Limited, India	–	1
	$352	$347
Total	$3,737	$2,698

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investments in liquid mutual fund units and unlisted equity securities are as follows:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Current
Liquid mutual fund units:
Cost and fair value	$5	$561

Non Current
Unlisted equity securities:
Cost	–	–
Gross unrealised holding gains	5	8
Fair value	5	8

Total available-for-sale financial assets	$10	$569

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs. The resultant income of $11 million was included under other income for the fiscal year ended March 31, 2010. Additionally, the remaining 2,154,100 shares had a fair value of $8 million as at March 31, 2010.

As of March 31, 2011, these 2,154,100 shares were fair valued at $5 million and the resultant unrealized loss of $2 million, net of taxes of $1 million has been recognized in other comprehensive income. The fair value of $5 million has been derived based on an agreed upon exchange ratio between these unlisted equity securities held by the company and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair values of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

During the year ended March 31, 2011, the liability related to the contingent consideration increased by $1 million due to passage of time.

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

Of the goodwill stated above, goodwill to the extent of $21 million is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was $4 million. The entire amount has been collected subsequently.

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

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Current
Rental deposits	$10	$8
Security deposits with service providers	14	14
Loans to employees	31	23
Prepaid expenses(1)	10	9
Interest accrued and not due	5	2
Withholding taxes(1)	123	77
Advance payments to vendors for supply of goods(1)	8	4
Other assets	5	6
	$206	$143
Non-current
Loans to employees	$1	$1
Deposit with corporation	98	75
Prepaid gratuity and other benefits(1)	–	1
Prepaid expenses(1)	4	–
	$103	$77
	$309	$220
Financial assets in prepayments and other assets	$164	$129

(1)	Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	$73	$735	$281	$279	$170	$1	$91	$1,630
Additions	49	72	37	64	28	–	25	275
Deletions	–	–	(32)	(48)	(27)	–	–	(107)
Translation difference	2	6	2	4	2	–	2	18
Gross Carrying value as of March 31, 2011	124	813	288	299	173	1	118	1,816
Accumulated depreciation as of April 1, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Depreciation	–	(51)	(52)	(52)	(32)	–	–	(187)
Accumulated depreciation on deletions	–	–	32	48	27	–	–	107
Translation difference	–	(2)	(2)	(3)	(2)	–	–	(9)
Accumulated depreciation as of March 31, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Carrying value as of April 1, 2010	73	569	137	46	72	1	91	989
Carrying value as of March 31, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086

During fiscal 2011, certain assets which were not in use having gross book value of $107 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the years ended March 31, 2010:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	$56	$574	$233	$243	$153	$1	$134	$1,394
Additions	11	82	45	44	21	–	(60)	143
Acquistion through Business combination	–	–	–	1	–	–	–	1
Deletions	–	–	(28)	(39)	(23)	–	–	(90)
Translation difference	6	79	31	30	19	–	17	182
Gross carrying value as of March 31, 2010	73	735	281	279	170	1	91	1,630
Accumulated depreciation as of April 1, 2009	–	(106)	(103)	(189)	(76)	–	–	(474)
Depreciation	–	(44)	(55)	(57)	(35)	–	–	(191)
Accumulated depreciation on deletions	–	–	28	39	23	–	–	90
Translation difference	–	(16)	(14)	(26)	(10)	–	–	(66)
Accumulated depreciation as of March 31, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Carrying value as of April 1, 2009	56	468	130	54	77	1	134	920
Carrying value as of March 31, 2010	$73	$569	$137	$46	$72	$1	$91	$989

During fiscal 2010 and 2009 certain assets which were not in use having gross book value of $82 million and $74 million, respectively, (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2009:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2008	$57	$489	$217	$269	$154	$1	$331	$1,518
Additions	12	205	87	68	55	1	(143)	285
Deletions	–	–	(20)	(34)	(20)	–	–	(74)
Translation difference	(13)	(120)	(51)	(60)	(36)	(1)	(54)	(335)
Gross Carrying value as of March 31, 2009	56	574	233	243	153	1	134	1,394
Accumulated depreciation as of April 1, 2008	–	(94)	(104)	(211)	(86)	(1)	–	(496)
Depreciation	–	(34)	(43)	(55)	(29)	–	–	(161)
Accumulated depreciation on deletions	–	–	20	34	20	–	–	74
Translation difference	–	22	24	43	19	1	–	109
Accumulated depreciation as of March 31, 2009	–	(106)	(103)	(189)	(76)	–	–	(474)
Carrying value as of April 1, 2008	57	395	113	58	68	–	331	1,022
Carrying value as of March 31, 2009	$56	$468	$130	$54	$77	$1	$134	$920

The depreciation expense for the year ended March 31, 2011, 2010 and 2009 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $33 million each as of March 31, 2011 and March 31, 2010, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $183 million and $67 million as of March 31, 2011 and March 31, 2010, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Carrying value at the beginning	$183	$135
Goodwill recognized on acquisition (Refer Note 2.3)	–	30
Translation differences	2	18
Carrying value at the end	$185	$183

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(Dollars in millions)
Segment	As of
	March 31, 2011	March 31, 2010
Financial services	$90	$89
Manufacturing	21	21
Telecom	3	3
Retail	51	50
Others	20	20
Total	$185	$183

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

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2011, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Gross carrying value at the beginning	$24	$11
Customer contracts and relationships (Refer Note 2.3)	–	10
Computer software platform (Refer Note 2.3)	–	3
Translation differences	1	–
Gross carrying value at the end	$25	$24

Accumulated amortization at the beginning	$12	$4
Amortization expense	2	8
Accumulated amortization at the end	$14	$12
Net carrying value	$11	$12

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during fiscal 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2011, the customer contracts have a remaining amortization period of approximately four years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of March 31, 2011, the customer contracts and relationships have a remaining amortization period of approximately eight years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the respective asset, based on the life over which economic benefits were expected to be realized, was fully amortized in fiscal 2010.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2011, 2010 and 2009 was $2 million, $8 million and $4 million, respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the year ended March 31, 2011, 2010 and 2009 was $116 million, $92 million and $51 million, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$3,737	–	–	–	$3,737
Available-for-sale financial assets (Refer Note 2.2)	–	–	10	–	10
Investment in certificates of deposit	27	–	–	–	27
Trade receivables	1,043	–	–	–	1,043
Unbilled revenue	279	–	–	–	279
Derivative financial instruments	–	15	–	–	15
Prepayments and other assets (Refer Note 2.4)	164	–	–	–	164
Total	$5,250	$15	$10	–	$5,275
Liabilities:
Trade payables	–	–	–	$10	$10
Client deposits	–	–	–	5	5
Employee benefit obligations (Refer Note 2.8)	–	–	–	89	89
Other liabilities (Refer Note 2.10)	–	–	–	376	376
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	10	10
Total	–	–	–	$490	$490

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,698	–	–	–	$2,698
Available-for-sale financial assets (Refer Note 2.2)	–	–	569	–	569
Investment in certificates of deposit	265	–	–	–	265
Trade receivables	778	–	–	–	778
Unbilled revenue	187	–	–	–	187
Derivative financial instruments	–	21	–	–	21
Prepayments and other assets (Refer Note 2.4)	129	–	–	–	129
Total	$4,057	$21	$569	–	$4,647
Liabilities:
Trade payables	–	–	–	$2	$2
Client deposits	–	–	–	2	2
Employee benefit obligations (Refer Note 2.8)	–	–	–	67	67
Other liabilities (Refer Note 2.10)	–	–	–	322	322
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	9	9
Total	–	–	–	$402	$402

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:
(Dollars in millions)
	As of March 31, 2011	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$5	$5	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$5	–	$5	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$15	–	$15	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:
(Dollars in millions)
	As of March 31, 2010	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$561	$561	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$8	–	$8	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$21	–	$21	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Interest income on deposits and certificates of deposit (Refer Note 2.14)	$250	$164	$186
Income from available-for-sale financial assets (Refer Note 2.14)	5	34	1
	$255	$198	$187

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
(In millions)
	As of
	March 31, 2011	March 31, 2010
Forward contracts
In U.S. dollars	546	267
In Euro	28	22
In United Kingdom Pound Sterling	15	11
In Australian dollars	10	3
Option contracts
In U.S. dollars	–	200

The company recognized a gain on derivative financial instruments of $13 million and $63 million for the year ended March 31, 2011 and 2010, respectively, and a net loss on derivative financial instruments of $165 million for the year ended March 31, 2009, respectively, which are included under other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Not later than one month	$97	$62
Later than one month and not later than three months	146	184
Later than three months and not later than one year	377	268
	$620	$514

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

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Aggregate amount of outstanding forward and option contracts	$620	$514
Gains / (losses) on outstanding forward and option contracts	$15	$21

The outstanding foreign exchange forward and option contracts as of March 31, 2011 and March 31, 2010, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2011:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$132	$9	$16	$119	$31	$307
Trade receivables	694	91	106	66	49	1,006
Unbilled revenue	164	40	22	15	16	257
Other assets	132	3	13	–	9	157
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(5)	–	–	–	–	(5)
Accrued expenses	(52)	(4)	3	–	(8)	(61)
Accrued compensation to employees	(30)	–	(3)	–	(14)	(47)
Other liabilities	(329)	(40)	(6)	(1)	(15)	(391)
Net assets / (liabilities)	$706	$99	$151	$199	$66	$1,221

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$170	$10	$7	$70	$27	$284
Trade receivables	545	57	82	45	39	768
Unbilled revenue	126	16	25	7	9	183
Other assets	107	3	2	–	10	122
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(2)	–	–	–	–	(2)
Accrued expenses	(57)	(3)	–	–	(6)	(66)
Accrued compensation to employees	(33)	–	–	–	(11)	(44)
Other liabilities	(251)	(31)	(12)	–	(8)	(302)
Net assets / (liabilities)	$605	$52	$104	$122	$58	$941

For the year ended March 31, 2011, 2010 and 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.5%, 0.6% and 0.4%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,043 million and $778 million as of March 31, 2011 and March 31, 2010, respectively and unbilled revenue amounting to $279 million and $187 million as of March 31, 2011 and March 31, 2010, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Year ended March 31,
	2011	2010	2009
Revenue from top customer	4.7	4.6	6.9
Revenue from top five customers	15.4	16.4	18.0

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity instruments. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, $751 million and $544 million as of March 31, 2011 and March 31, 2010, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of $1 million and nil as of March 31, 2011 and March 31, 2010, respectively.

The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $19 million and $23 million as of March 31, 2011 and March 31, 2010, respectively, that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	March 31, 2011	March 31, 2010
Less than 30	$208	$178
31 – 60	43	34
61 – 90	14	10
More than 90	26	12
	$291	$234

The provisions for doubtful accounts receivable for each of the years ended March 31, 2011 and March 31, 2010 was less than $1 million. The provisions for doubtful accounts receivable for the year ended March 31, 2009 was $16 million.

The movement in the provisions for doubtful accounts receivable is as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Balance at the beginning	$23	$21	$10
Translation differences	(1)	3	(2)
Provisions for doubtful accounts receivable	–	–	16
Trade receivables written off	(3)	(1)	(3)
Balance at the end	$19	$23	$21

Liquidity risk

As of March 31, 2011, the company had a working capital of $4,496 million including cash and cash equivalents of $3,737 million, available-for-sale financial assets of $5 million and investments in certificates of deposit of $27 million. As of March 31, 2010, the company had a working capital of $3,943 million including cash and cash equivalents of $2,698 million, available-for-sale financial assets of $561 million and investments in certificates of deposit of $265 million.

As of March 31, 2011 and March 31, 2010, the outstanding employee benefit obligations were $89 million and $67 million, respectively, which have been fully funded. Further, as of March 31, 2011 and March 31, 2010, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2011:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$10	–	–	–	$10
Client deposits	$5	–	–	–	$5
Other liabilities (Refer Note 2.10)	$371	$5	–	–	$376
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	$1	$2	$10	$2	$15

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$2	–	–	–	$2
Client deposits	$2	–	–	–	$2
Other liabilities (Refer Note 2.10)	$318	–	$4	–	$322
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	–	$2	$6	$7	$15

As of March 31, 2011 and March 31, 2010, the company had outstanding financial guarantees of $5 million and $4 million, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2011 and March 31, 2010.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Current
Compensated absence	$31	$29
	$31	$29
Non-current
Compensated absence	$58	$38
	$58	$38
	$89	$67

2.9 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Provision for post sales client support	$20	$18

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Balance at the beginning	$18	$18	$13
Translation differences	1	–	(3)
Provision recognized/(reversed)	1	–	8
Provision utilized	–	–	–
Balance at the end	$20	$18	$18

Provision for post sales client support for the year ended March 31, 2011, 2010 and 2009 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Current
Accrued compensation to employees	$164	$148
Accrued expenses	173	135
Withholding taxes payable(1)	74	56
Retainage	6	16
Unamortized negative past service cost (Refer Note 2.12.1)(1)	5	6
Liabilities of controlled trusts	27	16
Liability towards acquisition of business (Refer Note 2.3)	1	–
Others	1	3
	$451	$380
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$9	$9
Incentive accruals	5	4
	$14	$13
	$465	$393
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$376	$322
Financial liability towards acquisition of business on a discounted basis (Refer Note 2.3)	$10	$9
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	$15	$15

(1)	Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11 Expenses by nature
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Employee benefit costs (Refer Note 2.12.4)	$3,265	$2,553	$2,456
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	189	199	165
Travelling costs	210	147	184
Consultancy and professional charges	75	59	56
Rates and taxes	12	6	7
Cost of software packages	77	71	68
Third party items bought for service delivery to clients	30	3	9
Communication costs	52	48	54
Cost of technical sub-contractors	132	79	85
Consumables	6	5	5
Power and fuel	37	30	32
Repairs and maintenance	79	55	54
Commission	3	3	3
Branding and marketing expenses	21	16	19
Provision for post-sales client support (Refer Note 2.9)	1	–	8
Provisions for doubtful accounts receivable (Refer Note 2.7)	–	–	16
Operating lease payments (Refer Note 2.15)	33	26	25
Postage and courier	3	2	2
Printing and stationery	3	2	3
Insurance charges	7	6	6
Others	27	34	32
Total cost of sales, selling and marketing expenses and administrative expenses	$4,262	$3,344	$3,289

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as of March 31, 2011, 2010, 2009 and 2008:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	$72	$52	$56	$51
Service cost	39	17	11	14
Interest cost	5	4	3	4
Actuarial losses/(gains)	4	(1)	–	(2)
Benefits paid	(14)	(8)	(5)	(6)
Plan amendments	–	–	–	(9)
Translation differences	2	8	(13)	4
Benefit obligations at the end	$108	$72	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$73	$52	$59	$51
Expected return on plan assets	8	5	4	4
Actuarial (losses)/gains	–	–	–	1
Employer contributions	40	14	7	4
Benefits paid	(14)	(8)	(5)	(6)
Translation differences	1	10	(13)	5
Fair value of plan assets at the end	$108	$73	$52	$59
Funded status	–	$1	–	$3
Prepaid benefit	–	$1	–	$3

Net gratuity cost for the year ended March 31, 2011, 2010 and 2009 comprises the following components:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Service cost	$39	$17	$11
Interest cost	5	4	3
Expected return on plan assets	(8)	(5)	(4)
Actuarial (gains)/loss	4	(1)	–
Plan amendments	(1)	(1)	(1)
Net gratuity cost	$39	$14	$9

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Cost of sales	$34	$12	$8
Selling and marketing expenses	3	1	1
Administrative expenses	2	1	–
	$39	$14	$9

The company generally undertakes a compensation review in April every year. Due to an uncertain business environment, there were no salary increases provided in April 2009 pursuant to a compensation review. In October 2009, a nominal salary increase was provided to the employees. In fiscal 2011, in connection with a compensation review, significant salary increases were provided to employees effective April 2010 and subsequently, approximately 12,000 employees were promoted effective October 2010. As a result of the foregoing salary increases and promotions, there was a substantial increase in the base salary of the employees, which impacted the gratuity cost significantly from September, 2010 onward.

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $5 million and $6 million as of March 31, 2011 and March 31, 2010, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2011, 2010, 2009 and 2008 are set out below:

	As of March 31,
	2011	2010	2009	2008
Discount rate	8.0%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2011, 2010 and 2009 are set out below:

	Year ended March 31,
	2011	2010	2009
Discount rate	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	5.1%
Rate of return on plan assets	9.4%	9.0%	7.0%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2011 and 2010, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2011, 2010 and 2009 was $8 million, $5 million and $4 million respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2011, 2010 and 2009 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute $24 million to the gratuity trusts during the fiscal 2012.

2.12.2 Superannuation

The company contributed $24 million, $19 million and $17 million to the superannuation plan during the year ended March 31, 2011, 2010 and 2009, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Cost of sales	$21	$17	$15
Selling and marketing expenses	2	1	1
Administrative expenses	1	1	1
	$24	$19	$17

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

The company contributed $44 million, $36 million and $33 million to the provident fund during the year ended March 31, 2011, 2010 and 2009, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Cost of sales	38	$32	$29
Selling and marketing expenses	4	2	2
Administrative expenses	2	2	2
	$44	$36	$33

2.12.4 Employee benefit costs include:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Salaries and bonus	$3,158	$2,484	$2,396
Defined contribution plans	28	23	20
Defined benefit plans	79	46	39
Share-based compensation	–	–	1
	$3,265	$2,553	$2,456

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Cost of sales	$2,850	$2,241	$2,177
Selling and marketing expenses	268	198	179
Administrative expenses	147	114	100
	$3,265	$2,553	$2,456

2.13 Equity

Share capital and share premium

The company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2011 and 2010.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2011, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

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

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2011, 2010 and 2009 was $1.22 (55.00), $0.48(23.50) and $0.89(37.25), respectively.

The Board of Directors, in their meeting on April 15, 2011, proposed a final dividend of approximately $0.45 per equity share (20 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 11, 2011, and if approved, would result in a cash outflow of approximately $300 million, inclusive of corporate dividend tax of $42 million.

2.13.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount that would be distributed to the shareholders in the event of liquidation of the company would be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.14 Other income

Other income consists of the following:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Interest income on deposits and certificates of deposit	$250	$164	$186
Exchange gains/ (losses) on forward and options contracts	13	63	(165)
Exchange gains/ (losses) on translation of other assets and liabilities	(4)	(57)	71
Income from available-for-sale financial assets/ investments	5	34	1
Others(1)	3	5	8
	$267	$209	$101
(1)
For the year ended March 31, 2009, others includes a net amount of $4 million, consisting of $7 million received from Axon Group plc as inducement fee offset by $3 million of expenses incurred towards the transaction.

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $33 million, $26 million and $25 million for the year ended March 31, 2011, 2010 and 2009, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Within one year of the balance sheet date	$25	$19
Due in a period between one year and five years	$56	$55
Due after five years	$16	$14

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

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

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011, 2010 and 2009 are set out below.

	Year ended March 31, 2011		Year ended March 31, 2010		Year ended March 31, 2009
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	242,264	$14	916,759	$18	1,530,447	$20
Forfeited and expired	(3,519)	$16	(60,424)	$33	(158,102)	$38
Exercised	(188,675)	$13	(614,071)	$18	(455,586)	$19
Outstanding at the end	50,070	$15	242,264	$14	916,759	$18
Exercisable at the end	50,070	$15	242,264	$14	916,759	$18
1999 Plan:
Outstanding at the beginning	204,464	$19	925,806	$25	1,494,693	$29
Forfeited and expired	(18,052)	$21	(340,264)	$41	(190,188)	$39
Exercised	(137,692)	$18	(381,078)	$17	(378,699)	$13
Outstanding at the end	48,720	$22	204,464	$19	925,806	$25
Exercisable at the end	40,232	$16	184,759	$16	851,301	$23

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011, 2010 and 2009 were $64.78, $47.78 and $36.17, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011, 2010 and 2009 were $63.72, $46.83 and $33.65, respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is $1 million each.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	24,680	0.73	$13	24,680	0.73	$13
16-30	25,390	0.56	$17	25,390	0.56	$17
	50,070	0.65	$15	50,070	0.65	$15
1999 Plan:
5-15	33,759	0.65	$10	33,759	0.65	$10
16-53	14,961	1.71	$48	6,473	1.71	$48
	48,720	0.97	$22	40,232	0.82	$16

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	173,404	0.94	$12	173,404	0.94	$12
16-30	68,860	1.26	$17	68,860	1.26	$17
	242,264	1.03	$14	242,264	1.03	$14
1999 Plan:
5-15	152,171	0.91	$10	152,171	0.91	$10
16-53	52,293	1.44	$47	32,588	1.20	$47
	204,464	1.05	$19	184,759	0.97	$16

The share-based compensation recorded for the year ended March 31, 2011, and 2009 was nil and $1 million, respectively. The share-based compensation recorded for the year ended March 31, 2010 was less than $1 million.

 2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Current taxes
Domestic taxes	$452	$339	$149
Foreign taxes	124	98	72
	$576	$437	$221
Deferred taxes
Domestic taxes	$(21)	$(103)	$(31)
Foreign taxes	(8)	22	4
	$(29)	$(81)	$(27)
Income tax expense	$547	$356	$194

Entire deferred income tax for the year ended March 31, 2011, 2010 and 2009 relates to origination and reversal of temporary differences.

For the year ended March 31, 2011 a reversal of a deferred tax liability of $1 million and for the year ended March 31, 2010, a deferred tax liability of $2 million, relating to an available-for-sale financial asset has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Profit before income taxes	$2,046	$1,669	$1,475
Enacted tax rates in India	33.22%	33.99%	33.99%
Computed expected tax expense	$680	$567	$501
Tax effect due to non-taxable income for Indian tax purposes	(173)	(223)	(418)
Overseas taxes, net	88	83	113
Tax reversals, net	(52)	(103)	(23)
Tax effect due to set off provisions on brought forward losses	–	(22)	–
Effect of exempt income	(1)	(10)	–
Interest and penalties	–	5	1
Effect of unrecognized deferred tax assets	4	3	6
Effect of differential foreign tax rates	(2)	(3)	(2)
Effect of non-deductible expenses	1	5	6
Temporary difference related to branch profits	–	52	7
Others	2	2	3
Income tax expense	$547	$356	$194

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2011, Infosys' U.S. branch net assets amounted to approximately $594 million. As of March 31, 2011, the company has provided for branch profit tax of $40 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $308 million and $208 million as of March 31, 2011 and March 31, 2010, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2011, 2010 and 2009 is as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Net current income tax asset/ (liability) at the beginning	$(13)	$(61)	$(46)
Translation differences	(1)	(3)	10
Income tax benefit arising on exercise of stock options	3	2	2
Minimum alternate tax credit utilized(1)	–	116	–
Income tax paid	627	370	194
Current income tax expense (Refer Note 2.17)	(576)	(437)	(221)
Net current income tax asset/ (liability) at the end	$40	$(13)	$(61)

(1)	Minimum alternate tax of $61 million was recognised and utilized during the year ended March 31, 2010.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	March 31, 2011	March 31, 2010
Deferred income tax assets
Property, plant and equipment	$58	$48
Minimum alternate tax credit carry-forwards	14	9
Computer software	5	6
Trade receivables	5	6
Compensated absences	23	11
Accumulated subsidiary losses	9	19
Accrued compensation to employees	6	–
Others	6	7
Total deferred income tax assets	$126	$106
Deferred income tax liabilities
Temporary difference related to branch profits	(40)	(52)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(41)	(54)
Total deferred income tax assets	$85	$52

Deferred income tax assets to be recovered after 12 months	$88	$82
Deferred income tax liability to be settled after 12 months	(14)	(39)
Deferred income tax assets to be recovered within 12 months	38	24
Deferred income tax liability to be settled within 12 months	(27)	(15)
	$85	$52

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

The gross movement in the deferred income tax account for the year ended March 31, 2011, 2010 and 2009 is as follows:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Net deferred income tax asset at the beginning	$52	$81	$73
Translation differences	3	8	(19)
Credits relating to temporary differences	29	81	27
Minimum alternate tax credit utilized(1)	–	(116)	–
Temporary difference on available-for-sale financial asset	1	(2)	–
Net deferred income tax asset at the end	$85	$52	$81
(1) Minimum alternate tax of $61 million was recognised and utilized during the year ended March 31, 2010

The credits relating to temporary differences during the year ended March 31, 2011, 2010 and 2009 are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act. Consequent to the enacted changes, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $14 and $9 million has been recognized on the balance sheet of the company as of March 31, 2011 and March 31, 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2011	2010	2009
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,180,050	570,475,923	569,656,611
Effect of dilutive common equivalent shares - share options outstanding	188,308	640,108	972,970
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,368,358	571,116,031	570,629,581
(1) Excludes treasury shares

Options to purchase 48,000 equity shares for the year ended March 31, 2009, under the 1998 Plan and 401,728 equity shares for the year ended March 31, 2009 under the 1999 Plan were not considered for calculating diluted earnings per equity share as their effect was anti-dilutive. For the year ended March 31, 2011 and 2010 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2011	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o(1)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o(1)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited(1)(3)	Thailand	–	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited(2)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai(4)	China	100%	–
McCamish Systems LLC(1) (Refer Note 2.3)	U.S.A	99.98%	99.98%

(1)	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
(2)	Infosys Consulting India Limited is a wholly owned subsidiary of Infosys Consulting.
(3)	During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.
(4)	On February 21, 2011 Infosys incorporated a wholly owned subsidiary Infosys Shanghai.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Year ended March 31,
	2011	2010	2009
Salaries and other employee benefits	$7	$7	$6

2.20 Segment reporting

IFRS 8, Operating Segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

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

2.20.1 Industry segments
(Dollars in millions)
Year ended March 31, 2011	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$2,166	$1,185	$779	$856	$1,055	$6,041
Identifiable operating expenses	906	508	311	362	462	2,549
Allocated expenses	539	302	198	218	266	1,523
Segment profit	721	375	270	276	327	1,969
Unallocable expenses						190
Operating profit						1,779
Other income, net						267
Profit before income taxes						2,046
Income tax expense						547
Net profit						1,499
Depreciation and amortization						$189
Non-cash expenses other than depreciation and amortization						$1

Year ended March 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,633	$951	$773	$640	$807	$4,804
Identifiable operating expenses	648	420	271	262	328	1,929
Allocated expenses	412	241	196	162	204	1,215
Segment profit	573	290	306	216	275	1,660
Unallocable expenses						200
Operating profit						1,460
Other income, net						209
Profit before income taxes						1,669
Income tax expense						356
Net profit						$1,313
Depreciation and amortization						$199
Non-cash expenses other than depreciation and amortization						$1

Year ended March 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,582	$920	$844	$585	$732	$4,663
Identifiable operating expenses	657	393	310	241	289	1,890
Allocated expenses	418	243	221	154	197	1,233
Segment profit	507	284	313	190	246	1,540
Unallocable expenses						166
Operating profit						1,374
Other income, net						101
Profit before income taxes						1,475
Income tax expense						194
Net profit						$1,281
Depreciation and amortization						$165
Non-cash expenses other than depreciation and amortization						$1

2.20.2 Geographic segments

 (Dollars in millions)
Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	$3,944	$1,303	$132	$662	$6,041
Identifiable operating expenses	1,683	541	61	264	2,549
Allocated expenses	1,001	327	32	163	1,523
Segment profit	1,260	435	39	235	1,969
Unallocable expenses					190
Operating profit					1,779
Other income, net					267
Profit before income taxes					2,046
Income tax expense					547
Net profit					$1,499
Depreciation and amortization					$189
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$3,162	$1,105	$58	$479	$4,804
Identifiable operating expenses	1,282	441	17	189	1,929
Allocated expenses	799	279	15	122	1,215
Segment profit	1,081	385	26	168	1,660
Unallocable expenses					200
Operating profit					1,460
Other income, net					209
Profit before income taxes					1,669
Income tax expense					356
Net profit					$1,313
Depreciation and amortization					$199
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,949	$1,230	$60	$424	$4,663
Identifiable operating expenses	1,232	492	14	152	1,890
Allocated expenses	780	325	15	113	1,233
Segment profit	937	413	31	159	1,540
Unallocable expenses					166
Operating profit					1,374
Other income, net					101
Profit before income taxes					1,475
Income tax expense					194
Net profit					$1,281
Depreciation and amortization					$165
Non-cash expenses other than depreciation and amortization					$1

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2011, 2010 and, 2009.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.22 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $150 million including interest of $40 million, upon completion of their tax review for fiscal 2005, 2006 and 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax (Appeals), Bangalore.

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

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful accounts receivable
(Dollars in millions)
Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2011	$23	$(1)	–	$(3)	$19
Fiscal 2010	$21	$3	–	$(1)	$23
Fiscal 2009	$10	$(2)	$16	$(3)	$21

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1
Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
*******15.5	Nomination Committee Charter
******15.6	Whistleblower Policy
*******15.7	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR (File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
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

Infosys Technologies Limited /s/ S. Gopalakrishnan

Date: May 6, 2011	S. Gopalakrishnan Chief Executive Officer