Form 20-F
period 2012-03-31
Infosys Ltd
filed 2012-05-03
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

OR

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report________

Commission File Number 000-25383

INFOSYS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

V. Balakrishnan, Member of the Board and Chief Financial Officer, +91-80-2852-0261, balakv@infosys.com
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.
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

Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 574,230,001 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Limited in the United States and India. All other trademarks or tradenames used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the City of Mumbai on March 31, 2012 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI, which was 50.88 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the five years ended March 31, 2012 and the summary consolidated balance sheet data as of March 31, 2012, 2011, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS). Historical results are not necessarily indicative of future results.

(Dollars in millions, except share data)
Comprehensive Income Data	Fiscal Year ended March 31,
	2012	2011	2010	2009	2008
Revenues	$6,994	$6,041	$4,804	$4,663	$4,176
Cost of sales	4,118	3,497	2,749	2,699	2,453
Gross profit	2,876	2,544	2,055	1,964	1,723
Operating expenses:
Selling and marketing expenses	366	332	251	239	230
Administrative expenses	497	433	344	351	334
Total operating expenses	863	765	595	590	564
Operating profit	2,013	1,779	1,460	1,374	1,159
Other income, net	397	267	209	101	175
Profit before income taxes	2,410	2,046	1,669	1,475	1,334
Income tax expense	694	547	356	194	171
Net profit	$1,716	$1,499	$1,313	$1,281	$1,163
Earnings per equity share:
Basic ($)	3.00	2.62	2.30	2.25	2.04
Diluted ($)	3.00	2.62	2.30	2.25	2.04
Weighted average equity shares used in computing earnings per equity share:
Basic	571,365,494	571,180,050	570,475,923	569,656,611	568,564,740
Diluted	571,396,142	571,368,358	571,116,031	570,629,581	570,473,287
Cash dividend per Equity Share ($)*	0.76	1.22	0.48	0.89	0.31
Cash dividend per Equity Share ()*	35.00	55.00	23.50	37.25	12.50
* Excludes corporate dividend tax and converted at the monthly exchange rate in the month of declaration of dividend.

 (Dollars in millions)
Balance Sheet Data	As of March 31,
	2012	2011	2010	2009	2008
Cash and cash equivalents	$4,047	$3,737	$2,698	$2,167	$2,058
Available-for-sale financial assets, current	6	5	561	–	18
Investments in certificates of deposit	68	27	265	–	–
Net current assets	5,008	4,496	3,943	2,583	2,578
Non-current assets	1,592	1,698	1,495	1,249	1,381
Total assets	7,537	7,010	6,148	4,369	4,508
Non-current liabilities	24	72	77	48	43
Total equity	$6,576	$6,122	$5,361	$3,784	$3,916

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2012, 2011, 2010, 2009 and 2008, U.S. dollar denominated revenues represented 71.7%, 72.8%, 73.3%, 71.1% and 69.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.8%, 7.2%, 9.2%, 12.7% and 14.9% of total revenues, revenues denominated in the Euro represented 7.7%, 6.9%, 6.9%, 7.1% and 5.7% of total revenues while revenues denominated in the Australian dollar represented 7.6%, 6.5%, 5.8%, 4.6% and 4.8% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low

2012	50.88	48.10	54.28	44.00
2011	44.60	45.54	47.36	44.07
2010	44.90	47.43	50.57	44.87
2009	50.72	46.54	52.00	39.88
2008	40.02	40.00	43.05	38.48

The following table sets forth the high and low exchange rates for the previous six months and is based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the FEDAI.

Month	High	Low

April 2012	52.71	50.53
March 2012	51.27	49.15
February 2012	49.67	48.67
January 2012	53.17	49.38
December 2011	54.28	51.31
November 2011	52.68	48.86

On May 3, 2012, the fixing rate in the City of Mumbai for cash transfers in Indian rupees as published by FEDAI was 53.24.

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

Our revenues and profitability have grown rapidly in certain years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

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
  varying expenditures and lead times in connection with responding to, and submission of, proposals for large client engagements including on account of changing due diligence requirements unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients and changes in management;
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
  currency fluctuations, particularly if the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in Indian rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $7 million in costs for visas in the three months ended March 31, 2012, compared to $15 million in costs for visas in the three months ended September 30, 2011.

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

During fiscal 2012, fiscal 2011 and fiscal 2010, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was 50.88 as of March 31, 2012 as against 44.60 as of March 31, 2011 and 44.90 as of March 31, 2010. Exchange rate fluctuations and our hedging activities have in the past adversely impacted, and may in the future adversely impact, our operating results.

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

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic environment in the markets in which many of our clients operate remains unstable, and that the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with a downgrading of government debt and credit ratings, have escalated concerns about continuing weakness in the economies of such countries.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity, which we define as our revenue divided by billed person months. For instance, during the year ended March 31, 2011, our offshore revenue productivity, other than for business process management, decreased by 3.1% when compared to the year ended March 31, 2010.

Further, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may result in reduced revenues in a given period as well as the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending, reductions in revenue productivity, increased credit risk and extended credit terms arising from or related to the global economic slowdown have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Moreover, in the past, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, in fiscal 2012, our utilization rate for technology professionals, including trainees, was approximately 69.0%, as compared to 72.1% during fiscal 2011. This decrease in employee utilization rates adversely affected our profitability for fiscal 2012, and any decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, may adversely impact our results of operations.

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

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.

In fiscal 2012, fiscal 2011 and fiscal 2010, approximately 63.9%, 65.3% and 65.8% of our revenues were derived from projects in North America. In the same periods, approximately 21.9%, 21.5% and 23.0% of our revenues were derived from projects in Europe. The recent instability in the global economy, driven by slower growth in developed markets coupled with the European debt crisis, has had an impact on the growth of the IT industry and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. The global economy, driven by slower growth in developed markets coupled with the European debt crisis, could have an impact on the growth of the IT industry. If the United States or European economy remains weak or unstable or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In fiscal 2012, fiscal 2011 and fiscal 2010, we derived approximately 35.1%, 35.9% and 34.0% of our revenues from the financial services and insurance industry. The crisis in the financial and credit markets in the United States led to significant changes in the financial services industry, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Global economic uncertainty may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Any lingering instability or weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In fiscal 2012, fiscal 2011 and fiscal 2010, we derived approximately 35.1%, 35.9% and 34.0% of our revenues from clients in the financial services and insurance industry, approximately 21.4%, 24.0% and  25.6% of our revenues from clients in the energy, utilities and telecommunications services industry and approximately 22.9%, 20.5% and 20.6% of our revenues from clients in the retail, logistics, consumer product group, life sciences and health care industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the United States economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2011 and fiscal 2010. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of March 31, 2012, we had outstanding forward contracts of U.S.$729 million, Euro 51 million, United Kingdom Pound Sterling 35 million and Australian dollar 24 million and options of U.S.$50 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

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

During fiscal 2012, we derived 28.3% of our revenues in currencies other than the U.S. dollar, including 6.8%, 7.7% and 7.6% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During fiscal 2012, the U.S. dollar depreciated against a majority of the currencies in which we transact business, depreciating by 3.2%, 4.5% and 11.7% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively.

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

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel or pay market competitive salaries to our professionals, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

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

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the twelve months ended March 31, 2012 was 14.7%, compared to our attrition rate for the twelve months ended March 31, 2011, which was 17.0%, without accounting for attrition in Infosys BPO or our other subsidiaries.

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

We have grown significantly in recent periods. Between March 31, 2008 and March 31, 2012 our total employees grew from approximately 91,200 to approximately 150,000. We added approximately 19,174, 17,000 and 8,900 new employees, net of attrition, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. As of March 31, 2012, we had approximately 150,000 employees.

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
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (Philips), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. During fiscal 2010, Infosys BPO aquired 100% of the voting interest in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly-owned subsidiary, Infosys Technologia do Brasil, Ltda, in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. In fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited. In January 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2012, fiscal 2011 and fiscal 2010, our largest client accounted for 4.3%, 4.7% and 4.6% of our total revenues, respectively, and our five largest clients together accounted for 15.5%, 15.4% and 16.4% of our total revenues respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increased political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. For instance, the Governor of the State of Ohio issued an executive order that prohibits governmental entities of the State of Ohio from expending public funds for services that are provided offshore. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

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

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of March 31, 2012, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,115 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,988 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily.

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

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. For instance, the United States government is considering the enactment of an Immigration Reform Bill, and the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted. Further, effective August 14, 2010, the CIS had announced a fee increase of $2,000 for certain H-1B visa petitions and $2,250 for certain L-1 visa petitions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. We have recently observed that there has been an increase in the number of rejections of visa applications as well as requests for evidence on visas from Indian companies. This may affect our ability to get timely visas and accordingly staff projects. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a recent meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We intend to have further discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the final outcome of the investigation by, or discussions with, the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (DHS or the Department) is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the Department would likely impose fines and penalties on us. At this time, we cannot predict the final outcome of the review by, or the discussions with, the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review are ongoing and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we could incur from unfavorable outcomes in such matters.

In the event that any government undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations. This could potentially increase the rejection rates of our visa applications which could have potential impact our onsite staffing.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our Board of Directors (Board) and the management team, including the continued efforts of our Co- Chairman, our Chief Executive Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, significant changes to our Board and senior management became effective in August 2011, including the appointment of a new Chief Executive Officer and a new Chairman of our Board. In the past year, we have also internally reorganized our business units, which could have potential operational risks, including attrition of some key senior management personnel. We cannot assure you that the departure of directors and the transition of management personnel will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2012, fiscal 2011 and fiscal 2010, revenues from fixed-price, fixed-timeframe projects accounted for 39.3%, 40.3% and 38.5% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

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
  mergers and acquisitions;
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; and
  sudden ramp-downs in projects due to an uncertain economic environment.
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
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (FCPA), and the Bribery Act 2010 (U.K.), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the Bribery Act 2010 and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. Some of our solutions, including the Software as a Service, or SaaS, solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The advent of new technologies like cloud computing, and new initiatives such as enterprise mobility and environment sustainability and the pace of adoption of new technologies and initiatives by clients could have potential impact on our growth. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

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

In connection with this Annual Report on Form 20-F for fiscal 2012, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2012, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, since 2009 and continuing into 2012, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the future.

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

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 74 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2012, we had contractual commitments of approximately $205 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2012, fiscal 2011 and fiscal 2010, we earned 4.6%, 4.9% and 4.2% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, Infosys BPO completed the acquisition of McCamish Systems LLC. In January 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia.

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

We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or could prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, financial position or cash flows.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, as a result of the natural disasters in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

We have benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and we continue to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005.

As per the original provisions of the Indian Income Tax Act, the STP tax holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for STP units until March 31, 2011. During the fiscal 2011, one of our STP units was under tax holiday. Since the Finance Act, 2011 has not extended the tax holiday for STP units beyond March 31, 2011, the tax benefits for the unit have expired. All of our STP units are now taxable.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years.

These tax incentives resulted in a decrease of $202 million, $173 million and $223 million in our income tax expense for fiscal 2012, fiscal 2011 and fiscal 2010 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the fiscal 2012, fiscal 2011 and fiscal 2010 is $0.35, $0.30 and $0.39, respectively.

In August 2010, the Direct Taxes Code Bill, 2010 was introduced in the Indian Parliament. The Direct Taxes Code Bill, if enacted, is intended to replace the Indian Income Tax Act. The Direct Taxes Code Bill proposes that while profit-linked tax benefits for existing units in SEZs will continue for the unexpired portions of the applicable tax holiday period, such tax benefits will not be available to new units in SEZs that were notified after March 31, 2012 and will become operational after March 31, 2014.

Further, the Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ operating as well as SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability. The Finance Act, 2011 increased the effective rate of MAT for domestic companies from 19.93% to 20.01% (inclusive of a surcharge and education cess) of book profits. With our growth of business in SEZ units, we may have to compute our tax liability under MAT in future years.

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

In the Finance Bill, 2012, the Government of India has proposed to levy service tax based on a negative list of services. Consequently, all services are likely to become taxable, except notified exempted services. Further, the rate of service tax has been proposed to be increased from 10% to 12%. This would increase the cost of input services. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from operating our Company.

The Finance Bill 2012 has also proposed the General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissable avoidance arrangement if an arrangement is not entered at arm's length, results in misuse/abuse of provisions of the Income Tax Act, 1961, lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. The authority has yet to issue the guidelines and conditions relating to implementation of GAAR. The Finance Bill 2012 also amended certain of the tax provisions retrospectively.

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

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident alien employees would adversely impact our results of operations. For example, recently, the minimum wages for certain work permit holders in the United Kingdom have been increased, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition. In certain years, we may not give wage increases due to adverse market conditions for our business while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 and July 13, 2011 in Mumbai and other acts of violence or war, such as the continuing conflict in Afghanistan, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

The Indian Government has also announced its intent to make further changes in the policies applicable to Special Economic Zones, or SEZs. Some of our software development centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum and Jaipur currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 16 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In fiscal 2008, we established a wholly-owned subsidiary, Infosys Technologies S.de.R.L.de.C.V. (Infosys Mexico), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. Also, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. During fiscal 2010, Infosys BPO aquired 100% of the voting interest in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States and in fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited to further expand our operations in China. In January 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2012, we employed approximately 150,000 employees worldwide, and approximately 31,200 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. For instance, some of the regions in which we operate, including North Africa, have experienced political instability in recent times, which required us to temporarily redeploy some of our personnel and property from those regions. Political instability in the regions in which we operate could have a material adverse effect on revenues and profitability.

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

In September 2011, the Securities and Exchange Board of India notified the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

The Takeover Code is applicable to a publicly listed Indian company. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our Company, such as those represented by our ADSs.

Upon the acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, has to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose if there has been a sale or acquisition of shares representing 2% or more of the shares or voting rights of the company and the acquirer’s revised shareholding to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares.

The Takeover Code may impose conditions that discourage a potential acquirer, which could prevent an acquisition of the company in a transaction that could be beneficial for the holders of our equity.

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

In the past several years, we have observed the conversion of a significant number of our ADSs into equity shares in India as the premium on ADSs compared to equity shares has significantly narrowed. If a substantial amount of our ADSs are converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the NASDAQ market and could impact the price of our ADSs.

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

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over thirty countries to build tomorrow’s enterprise.

Our comprehensive end-to-end business solutions include:
  Consulting and systems integration comprising consulting, enterprise solutions, systems integration and advanced technologies;
  Business IT services comprising application development and maintenance, independent validation services, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management;
  Products, business platforms and solutions to accelerate intellectual property led innovation, including FinacleTM, our banking product, which offers solutions to address core banking, mobile banking and e-banking needs of retail, corporate and universal banks worldwide; and
  Newer areas such as cloud computing, enterprise mobility and sustainability.
Our professionals deliver high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model, with its scalable infrastructure and ability to execute project components around the clock and across time zones, enables us to reduce project delivery times.

We have organized our sales, marketing and business development departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients' needs. Our primary geographic markets are the Americas, Europe, Asia Pacific (APAC) and Middle East and Africa (MEA) regions. We serve clients in financial services and insurance, manufacturing, energy, utilities, communications and services, retail, consumer packaged goods, logistics and life sciences, healthcare and public services.

Our revenues grew from $4,176 million in fiscal 2008 to $6,994 million in fiscal 2012, representing an compound annualized growth of 10.9%. Our net income grew from $1,163 million to $1,716 million during the same period, representing an compound annualized growth of 8.1%. Between March 31, 2008 and March 31, 2012, our total employees grew from approximately 91,200 to approximately 150,000, representing a compound annualized growth rate of approximately 10.5%.

We believe we have some of the best talent in the technology services industry, and we are committed to remaining among the industry's leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also each included a public offering without listing in Japan, or POWL. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Australia, Infosys Brazil, Infosys China, Infosys Consulting India Limited, Infosys Mexico, Infosys Sweden, Infosys Public Services and Infosys Shanghai are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2012, 2011 and 2010, we spent $301 million, $285 million and $138 million, respectively, on capital expenditure. As of March 31, 2012, we had contractual commitments of approximately $205 million for capital expenditure. These commitments included approximately $164 million in domestic purchases and $41 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

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

On February 21, 2011, Infosys incorporated a wholly owned subsidiary Infosys Technologies (Shanghai) Company Limited.

During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.

On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

INDUSTRY OVERVIEW

Changing economic and business conditions, evolving consumer preferences, rapid technological innovation and adoption and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Companies in this environment are now focusing even more on their core business objectives, such as revenue growth, profitability and asset efficiency.

Technology has evolved from merely driving cost efficiency – technology is now also driving tangible business value. The ability to define, design, develop, implement and maintain advanced technology platforms and business solutions to address business needs has become a competitive advantage and a priority for corporations worldwide.

As a result, there is an increasing need for highly skilled professionals in the market to help corporations transform their business, optimize operations and drive innovation by leveraging technology. At the same time, enterprises are reluctant to expand their internal IT departments and increase costs. These factors have led to the increased reliance of corporations on their outsourcing providers and are expected to continue to drive future growth for outsourced technology services.

According to the Global Tech Market Outlook for 2012 and 2013, an independent report published by Forrester Research, Inc. in January 2012, purchases of IT consulting, systems integration services and IT outsourcing by global businesses and governments are estimated to grow by 6.3% in calendar year 2012, when calculated in U.S. dollars.

Corporations are increasingly turning to offshore service providers to meet their need for higher quality, cost competitive technology solutions. As a result, offshore service providers have become critical to the operations of many enterprises and these service providers continue to grow in recognition and sophistication. In view of this, the addressable market for offshore technology services has expanded.

The India Advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM Strategic Review 2012, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 16.3% in fiscal 2012, to record revenues of $40 billion. According to the NASSCOM Strategic Review 2012, BPO exports from India are estimated to record revenues of $16 billion, which is a growth of over 12% compared to fiscal 2011. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2011, only 5.1% of 4,220 organizations most recently appraised are operating at Level 5, which is the highest level of the CMMi assessment. Out of 462 organizations appraised recently in India, 108 companies are at SEI-CMMi Level 5, higher than any other country in the world. SEI-CMMi is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies.

Significant Cost Benefits. The NASSCOM Strategic Review 2012 indicates that India offers the lowest cost of delivery as compared to other offshore locations, with certain cities in India offering savings of approximately 50%-80% over source locations.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2012, approximately 4.5 million students are expected to graduate from Indian universities in fiscal 2012, including approximately 917,000 graduates with technical and post-graduate degrees.

The factors described above also make India the premier destination for services such as business process management. While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:
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
  attract and retain high-quality technology professionals; and
  make strategic investments in human resources and physical infrastructure or facilities throughout the business cycle.
Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs and as failing to fully leverage technology service providers' full ranges of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to deliver improved business results in addition to optimizing the efficiency of their business. We bring together our expertise in consulting, IT services and business process management to create solutions that allow our clients to transform their business, optimize operations and drive innovation, thus making them more competitive in their market. Our suite of comprehensive, end-to-end business solutions that leverage technology enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients' budgets. Our suite of business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, product engineering, lifecycle solutions, business process management, software products, business platforms and solutions.

Proven Global Delivery Model We have a highly evolved Global Delivery Model, which enables us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Over the last thirty years, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes, enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we are continuously refining our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications and outsourcing these segments selectively on a modular basis to reduce risk and cost and to increase operational flexibility. We believe that this approach enables us to retain our leadership position in the industry.

Commitment to Quality and Process Execution. We have developed a new integrated engineering methodology, enabling improved execution capabilities along with our own sophisticated project and program management. We have also developed a service management methodology to enable timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We benchmark our services and processes against globally recognized quality standards. Our Australia center has been assessed to SEI-CMMi V1.3 Level 5. Mi. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for service providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center. Our other international quality standards certifications got renewed are ISO 9001: 2008, ISO 27001, ISO 20000, AS EN 9100, BS25999, TL 9000-SV, OHSAS 18001, ISO 14001. We have also received an independent auditors assurance report on compliance to ISAE 3402/SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO.

Strong Brand and Long-Standing Client Relationships. We have long-standing relationships with large multinational corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Status as an Employer of Choice. We believe we have some of the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 89 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 74 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Brazil, Canada, China, Japan, Mauritius, Mexico, Poland, Philippines and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2008 and March 31, 2012, our total employees grew from approximately 91,200 to approximately 150,000.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones, which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. In addition, we were the first Indian company to be listed on a U.S. stock exchange, and we were also the first Indian company to complete a POWL (Public Offer Without Listing) in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ - 100 index. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks.

OUR STRATEGY

We seek to further strengthen our position as a leading global consulting and technology company by:
  Strengthening our strategic partnership with our clients;
  Increasing our relevance to clients by being able to work in the entire spectrum of their business; and
  Delivering higher business value to clients through the alignment of our structure and offerings to their business objectives.
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

Continue to Enhance our Engagement Models and Offerings. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In the changing world of today, many opportunities are closely linked with advances in IT. In our endeavor to assist our clients in taking advantage of business and technological change, we have identified seven key drivers – digital consumers, emerging economies, sustainable tomorrow, smarter organizations, new commerce, pervasive computing and healthcare economy. We believe that realizing the full potential of these drivers is important for tomorrow's enterprise to forge ahead of its competition. We have aligned our offerings to enable our clients to take advantage of these trends. In 2011, we internally re-organized our offerings into - consulting and systems integration, business IT services and products, and platforms and solutions. By categorizing our offerings this way, we believe we will be able to engage with clients across their key areas of investment: transformation, optimization and innovation. We have also extended our capability into areas such as cloud computing, enterprise mobility and sustainability.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to serve clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to further increase our presence in China through Infosys China and Infosys Shanghai, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and Infosys BPO and in Latin America, through Infosys Brazil and Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Develop Deep Industry Knowledge. We intend to continue to build specialized industry expertise in the financial services and insurance, manufacturing, energy, utilities, communications and services, retail, consumer packaged goods, logistics, life sciences, healthcare and public services industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist clients throughout an industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and we plan to provide our services to new industries in the future.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing expertise, client base or geographical presence. For example, in December 2011, Infosys BPO signed a definitive share sale agreement to acquire 100% of the voting interest in Portland Group Pty Ltd., a strategic sourcing and procurement management services provider based in Australia, for a cash consideration of approximately $38 million. This business acquisition was completed in January 2012.

Enhance Brand Visibility. We intend to continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of, and participation in, targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery, or ACM, for the recognition of young scientists and system developers whose innovations have an impact on the computing field. Additionally, the Infosys Science Foundation has instituted an annual award to honor outstanding achievements of researchers and scientists across six categories: Engineering and Computer Sciences, Humanities, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2012, we received approximately 622,970 employment applications, interviewed approximately 60,860 applicants and extended offers of employment to approximately 41,460 applicants. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility, the Infosys Global Education Center, in our campus in Mysore, India to further enhance our employee training capabilities. The Infosys Global Education Center can train approximately 14,000 employees at a time.

OUR GLOBAL DELIVERY MODEL

Our Global Delivery Model allows us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Our Global Delivery Model enables us to derive maximum benefit from:
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
In a typical offshore development project, we assign a team of our technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their geographical location.

We have successfully executed projects at all of our global development centers. We have 74 global development centers, of which 33 are located in India, 16 are in North and South America, 20 are in the Asia-Pacific region and five are in Europe. Our largest development centers are located in India. Approximately 72.8% of the total billed person-months for our services rendered during fiscal 2012 originated from our global development centers in India, with the balance efforts being rendered at client sites and our global development centers located outside India.

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

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links connecting our global development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients.

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
  the need to better manage risk in an evolving regulatory environment;
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

ORGANIZATION RESTRUCTURING

We internally reorganized ourselves in 2011, which we believe will:
  strengthen our strategic partnership with our clients;
  increase our relevance to clients by being able to work in the entire spectrum of their business; and
  enable us to deliver higher business value to clients through alignment of our structure and offerings to their business objectives.
This internal reorganization consolidated our previous seven business units into four industry units. These new units are:
  Financial Services & Insurance;
  Energy, Utilities, Communications & Services;
  Manufacturing; and
  Retail, Consumer Packaged Goods, Logistics and Life Sciences.
These units are global encompassing the Americas, Europe, APAC and MEA. They each contain complete client service and delivery capabilities for meeting client needs, allowing these units to respond to client needs with domain specific service capabilities.

India and FinacleTM business units continue to be organized as before.

To complement the new internal business unit structure, we have consolidated our offerings into three groups:
  Consulting and Systems Integration comprising consulting, enterprise solutions, systems integration and advanced technologies to transform our clients business;
  Business IT Services comprising application development and maintenance, independent validation services, infrastructure management and business process management to optimize client operations; and
  Products, Platforms and Solutions to accelerate intellectual property led innovation.
OUR SOLUTIONS

Consulting and Systems Integration Services

Infosys’ Consulting and Systems Integration (C&SI) services group focuses on delivering best-in-class end-to-end business transformation with a focus on delivering tangible, traceable and quantifiable business value. Our portfolio of services includes providing front-end business strategy consulting services, business requirements definition, business process re-engineering, business and technology solution design, package evaluation and implementation, complex program management, organizational design and change management, systems integration services and upgrades and maintenance. We have a best-in-class value realization method that enables delivery of real business value through tightly linking operational metrics with technology and process decisions.

Additionally, we work with our clients as they leverage commercially available enterprise software packages for large, complex business transformation programs. We provide solutions to help our clients implement and utilize these software packages developed by third party vendors. Our solutions largely relate to product suites from SAP and Oracle and also extend to certain product suites from IBM Corporation, Microsoft Corporation, Pegasystems Inc., SalesForce.com Inc., Software AG and TIBCO Software Inc.

We also provide services to clients in areas such as customer relationship management, supply chain management, human capital management, corporate performance management, business analytics, business process management, enterprise application integration and system integration

For example, for a leading global consumer packaged goods company, we were engaged to re-engineer their order-to-cash process for their largest customers worldwide. These customers included large retailers and processed over 60% of the client’s orders. The first phase of the program involved the design and re-engineering of all the core business processes associated with managing orders from these large customers. The second phase involved the configuration and implementation of a leading enterprise software package to enable the new capabilities. The final phase involved rolling out the new application to over 13 countries in Western Europe and the U.S.

For a leading specialty retailer, we were asked to help create an integrated multi-channel retail strategy and roadmap. The client historically had two separate organizations managing its direct (online and catalog) and store businesses, leading to a very fragmented customer experience and little integration or leverage across the enterprise. We first helped create the overarching strategy for integrating the business and creating a smooth customer experience, followed by the development of a three-year roadmap for what capabilities were needed and the initiatives necessary to realize the vision.

Business IT Services

We work with clients worldwide to help them run more efficient IT operations. Our charter for the Business Optimization services is to partner with clients in their journey towards unlocking greater efficiency from their existing IT assets – systems, processes and infrastructure. With our Business Optimization services, we believe clients can achieve sustained operational superiority with the ability to significantly differentiate themselves in the marketplace.

At the heart of our work we deliver best-in-class services ranging across application development, application maintenance, third party testing, large scale IT infrastructure rationalization and business process outsourcing. These offerings are provided to clients across geographies and industry verticals including banking and capital markets, insurance, technology, communications, media, entertainment, energy, utilities, manufacturing, aerospace and defense, pharmaceuticals, healthcare, retail, consumer goods, logistics and public services. We complement our industry expertise with specialized support for our clients. We also leverage the expertise of our various Technology Centres of Excellence and Infosys Labs, our research arm, to create customized solutions for our clients. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

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

Custom Software Application Development

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

Maintenance and Production Support Services

Our maintenance and production support services help clients improve the availability of their applications portfolio and reduce cost of maintenance. These services also provide clients with insights into their application portfolio and help them optimize the value of that portfolio and manage the risks associated with it. We take a proactive approach to software maintenance and production support, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. The practice focus on Application Services has been deepened and it works constantly with the Maintenance Center of Excellence (CoE) to pioneer next generation enhanced maintenance services that enable our clients to reduce lights-on operational spends and focus on strategic transformation. This approach is coupled with stringent quality control processes and global shared services centers. We have also invested in knowledge management and internal development of software processes and tools to increase automation of our delivery systems and thereby enhance productivity.

Our new Integrated Application Management Platform (IAM) has adopted a set of tools to aid in the acquisition, collating and use of organizational knowledge and incident diagnosis in production support. IAM's knowledge management features are able to address multiple issues that commonly arise in the maintenance and support of software and enable our clients to get the benefit of reduced IT support cost, higher-quality first level problem resolution and operational efficiency.

As an example, we have strengthened our relationship with an agribusiness company for a range of IT applications catering to various business functions, including manufacturing, supply chain management, marketing, finance and other enabling functions. Our team of approximately 400 professionals is working with the client's IT and business teams from multiple locations in Europe, the U.S. and India to maintain these applications based on specified service levels. These service levels are monitored regularly for service penalties applicable across the portfolio and tracked consistently with the client.

In another instance, we are working with a leading financial services company that needs to operate continuously in different time zones and maintain high levels of data security and operational reliability. The client partnered with us for continuous production support, including beeper support, life cycle support for bug fixes and enhancements, and support for analysis requests for one of the critical applications at the company. Using these features, we significantly reduced the time taken to transition production support activities from the client, thereby freeing the company’s resources to focus on other business critical tasks. It also enabled the project team to reduce the training period and the number of incidents and increase annual productivity.

Independent Validation Solutions

We offer end-to-end validation solutions, including test consulting, quality assurance organization transformation, testing for large business transformation and testing for package implementations, upgrades and rollouts. These solutions are provided to clients across various industry verticals in relation to custom application engagements, software products and packaged software. Also, keeping in line with the ever changing market and client demands, we have introduced new service offerings such as cloud testing and mobility testing. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems within a fixed time frame and at minimal cost.

We have invested internally in developing testing solutions comprising of technology based solutions for test life cycle automation and non-functional testing and vertical specific solutions. We have also built alliances with leading test tool vendors such as HP, IBM, Microsoft, iTKO Lisa, Green Hat, Micro Focus and are involved in building joint solutions with these alliance partners. These testing solutions facilitate high-reliability in our client applications and products while ensuring that they are delivered cost-effectively and with reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy along various dimensions including industry domains, technology, quality processes, testing methodologies and project management.

As an example, we are a major quality assurance partner for a leading global financial services firm. Our engagement spans across multiple geographies and business lines of the client, and we provide a broad range of services, including customer relationship management (CRM) package implementation testing, test environment management, data warehouse testing, capacity assessment and performance monitoring of systems and user acceptance testing for risk management applications. We provide these offerings through a “Managed Testing Services” model with centers of specialization for test automation, performance testing, data warehouse testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming the client’s testing organization leading to continuous improvement in quality at reduced costs.

Infrastructure Management Services

Through our infrastructure management services offering, we assist with the transformation of our clients' IT infrastructure. Our service offerings span the areas of Managed Infrastructure Services, Datacenter Optimization, End User Computing, Infrastructure Operations Optimization, and Infrastructure Refresh services. These end-to-end solutions leverage our technical expertise and benchmarked operational processes to help our clients achieve technology-led business transformation with better alignment to business goals, agility in responding to changing business needs, and to manage the costs and complexity of their ever-changing IT infrastructure. Leveraging our consulting-led approach to infrastructure management services, we assist our clients with new IT operations process paradigms, such as virtualization, cloud computing, grid computing, infrastructure-as-utility, “green” IT and help transform our clients’ IT environments to leverage these next generation technologies across their data centers, networks, production and end-user computing environments.

Engineering Services

We provide engineering solutions to support our clients across the product lifecycle of our clients’ offerings, ranging from product ideation to realization but also from and sustenance to end of life management. Our solutions offerings include the execution of product and software development programs where we operate our development teams as businesses with a relentless pursuit of quality and productivity (e.g., R&D research and development services, design and development of mechanical, electronic and embedded systems, product globalization, testing and validation), the management of products and commoditiesy management where we combine our engineering, supply chain and business process outsourcing capabilities (e.g., benchmarking, value analysis/engineering, prototyping and sourcing, commodity management, digital manufacturing and automation, manufacturing support, professional services), the participation to product co-innovation where we work with our clients to take their offerings to market and invest along the way(with our solution offerings relating to engineering consulting and mobility), the development, implementation and implementation of business platforms where we design, implement and needed by our client to run operations and ensure full connectivity to the rest of the enterprise maintain engineering systems to support our clients’ business processes (e.g., product lifecycle management, manufacturing execution, knowledge-based engineering, innovation and collaboration platforms, telecom network operations, and contact centers), and finally the operation of cross-industry services as shared services where we provide specialized engineering capabilities and assets that allow our client to leverage our scale. as shared services to our clients. Our solution offerings caters to a cross-section of industries including aerospace, automotive, banking and financial services, business services, chemicals, consumer products, energy, high technology, industrial products and equipment, media and entertainment, medical devices, metals and mining, pharmaceuticals, retail, telecommunications and utilities.

Our engagement models vary widely across domains and industry verticals. Our teams vary in size from a few experts working closely with a client engineering leadership team on improving core processes or designing a new technology roadmap to several hundred engineers deeply engaged in all facets of a new program launch be it for a section of an aircraft fuselage or a next generation wireless communication platform. We adjust our approach, execution methodology and KPIs to the specific nature of each situation to ensure that our engineers focus on achieving the right outcome for our clients and that our teams get measured and rewarded in a way that is consistent with our client’s own internal business objectives.

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and functional horizontal processes. Infosys BPO's industry-specific service offerings include the following:
  Banking and financial services -- For our clients in the banking and financial services industry, we offer services in credit card operations, collections, banking operations, mortgage and loan account servicing, payments processing, trade clearing and settlement services, registrar and transfer agency services, fund administration and reporting, reference data management, hedge fund servicing and platform solutions;
  Telecommunications -- For our clients in the telecommunications industry, we offer services in order fulfilment, service assurance, billing and revenue assurance, data cleansing and validation services, telecom-specific analytic offerings, technology-led point solutions;
  Insurance, Healthcare and Life Sciences -- For our clients in the insurance, healthcare and life sciences industries, we offer services in new business fulfilment, pensions and annuities, policy maintenance, claims administration, reinsurance finance and accounting, underwriting, statutory reporting services;
  Manufacturing -- For our clients in the manufacturing industry, we offer services in customer operations, master data management, material planning, mid-office support, product data management, quoting and demand fulfilment, supply chain and logistics support;
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
  Finance and Accounting – Our finance and accounting services include accounts payable, accounts receivable, billing and invoicing, collections and credit management, general ledger operations, financial planning and control and compliance related services;
  HR Outsourcing – Our HR outsourcing services include payroll processing, benefits administration, learning and development, HR helpdesk, recruitment and staffing services, workforce administration;
  Legal Process Outsourcing – Our legal process outsourcing services include contract management services and solutions, legal process outsourcing, document review services;
  Sales and Fulfillment Operations – Our sales and fulfilment operations services include sales support operations, customer data management, account planning, order administration, customer advocacy, returns management, warranty management, demand forecasting, material and inventory management, reverse logistics; and
  Sourcing and Procurement – Our sourcing and procurement services include sourcing, category management, transactional procurement, performance and compliance management, eBusiness solutions and spend, demand and supply market analytics.
As an example, we manage the end-to-end sales and fulfilment processes, including sales operations, fulfilment operations and revenue operations, for a leading network equipment manufacturer with operations in over 60 countries. By leveraging our domain expertise, operational excellence and technology-focused approach, our customer service representatives provide processing and management support for the consolidation and integration of the client's sales and fulfilment processes. Infosys BPO handles service requests received from partners, resellers and end customers of the client through voice and data support and has, among other things, enabled a reduction in response and resolution time from 56 hours to about 38 hours, leading to increased working capital efficiency.

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

Products, Platforms & Solutions Services

Our products, platforms & solutions are geared to drive innovation-led growth for our clients. They cater to next generation market needs driven by global trends, including digital consumers, emerging economies, new commerce and healthcare. Our offerings leverage technologies in the areas of cloud computing, mobility, big data, rich media and social. By combining products from us and our partners, cloud-based hosting and platform operations, we help clients accelerate the business outcomes they seek.

Our products are licensable systems that deliver functionalities that clients value. They can be used as standalone, customized or as building blocks in a larger enterprise application. They drive a business model that encompasses larger service engagements around the product license. We are investing in both industry-specific and cross-industry products.

For example, our Customer Self - Service Energy Manager, a home energy and demand side management product enables our customers to provide sustainable energy management and revitalized customer service to their own clients. Our Health Benefit Exchange, provides a competitive insurance hub, for individuals and small businesses to buy qualified plans. Infosys Trading Platform helps companies to strategically differentiate their brokerage services by providing superior trading experience to customers. Infosys Omni-Channel Personalization Engine helps retailers foster consumer relationship by presenting personalized content across channels. Our Supply Chain Performance Management Suite provides insight into the supply-demand service chain performance.

Our suite of business platforms, which we refer to as InfosysEdge™, is built around specific themes that provide significant opportunities to enterprises. This suite drives deeper engagement with digital consumers, builds smarter organizations and addresses the needs of emerging markets. Our offerings are powered by best-in-class domain expertise, IP and cloud computing. Our focus is on delivering guaranteed business outcomes that impact either our client’s top-line or bottom-line. We host, operate and manage these business platforms on a subscription-based pricing model, providing our clients with rapid time-to-value.

For example, Infosys SocialEdge™, our social media marketing and employee engagement platform helps companies monetize digital demand by harnessing the power of social media to deepen consumer & employee engagement. Infosys BrandEdge™, our digital marketing platform built using our proprietary Infosys BLUE™ framework addresses the comprehensive marketing needs of organizations – from building digital assets and launching marketing campaigns to listening to customers as well as analyzing and acting on customer insights. Infosys CommerceEdge™, our ecommerce and social commerce platform drives multi-channel commerce by enhancing consumer experience, driving traffic and increasing order value. Infosys TalentEdge™, our comprehensive talent management paltform enables enterprises to deepen employee engagement and simplify the entire Hire-to-Retire lifecycle of human resource function. Infosys ProcureEdge™, our end-to-end Source-to-Pay helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle. Infosys WalletEdge™, our mobile commerce and payemnts platforms enables a financial ecosystem of consumers, merchants, telecoms, banks, government, & enterprises, to tap the potential of mobile commerce. Infosys TradeEdge™, our comprehensive trader partner platform enables global companies to accelerate long-term growth in emerging markets by driving better trade collaboration and bringing visibility and reach on secondary sales.

Infosys BPO's platforms include (i) McCamish Systems' proprietary VPAS and PMACS platforms which provide innovative solutions to the insurance and financial services industries; (ii) solutions in strategic sourcing, category management and managed procurement services provided by Portland Group; and (iii) integrated technology and BPO offerings on a cloud model for human resources and sourcing and procurement services using the TalentEdge™ and Infosys ProcureEdge™ platforms.

Each of our solutions address a specific business opportunity or a challenge, often domain-specific. This includes a unique viewpoint, a method for value delivery and innovation accelerators. Our solutions are early instances of a future product or platform and are typically co-created with clients. We are investing significantly on solutions in the areas of cloud, enterprise mobility and sustainability.

Banking Software Products

FinacleTM, our universal banking solution, partners with banks to transform product, process and customer experience, equipping them with ‘accelerated innovation’ that is key to building tomorrow's bank. FinacleTM is a comprehensive, flexible and fully Web-enabled solution that addresses the core, e-banking, mobile, CRM, wealth management, treasury, and Islamic banking requirements of universal, retail and corporate banks worldwide. Other offerings include the FinacleTM core banking solution for regional rural banks; FinacleTM digital commerce solution, which enables next generation digital payments; FinacleTM alerts solution, which alerts end-users on events recorded by diverse business systems; FinacleTM Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication; and FinacleTM WatchWiz, a comprehensive new-generation monitoring solution that allows banks to monitor, diagnose and resolve issues.

Our professional services complement the solutions portfolio and include consulting, package implementation, independent validation, migration, application development and maintenance, system integration, software performance engineering and support.

As of March 31, 2012, FinacleTM is the choice of 160 banks across 78 countries and powers operations across 48,500 branches and enables its customer banks to serve 423 million accounts and 347 million consumers worldwide.

OUR CLIENTS

We market our services to large enterprises in North America, Europe and the Asia Pacific region. We have a strong market presence in North America and are working towards expanding our presence in Europe.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2012	2011	2010
North America	63.9%	65.3%	65.8%
Europe	21.9%	21.5%	23.0%
India	2.2%	2.2%	1.2%
Rest of the World	12.0%	11.0%	10.0%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years by market segment are as follows:

	Fiscal
	2012	2011	2010
Financial services and insurance (FSI)	35.1%	35.9%	34.0%
Manufacturing enterprises (MFG)	20.6%	19.6%	19.8%
Energy, utilities and telecommunication services (ECS)	21.4%	24.0%	25.6%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	22.9%	20.5%	20.6%
Total	100.0%	100.0%	100.0%

For fiscal 2012, 2011 and 2010 our largest client contributed 4.3%, 4.7% and 4.6%, respectively, of our total revenues.

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

With existing clients, we constantly seek to expand the nature and scope of our engagements by extending the breadth and volume of services offered, with a focus on increasing our clients' competitiveness through our proven and reliable Global Delivery Model. During fiscal 2012, 2011 and 2010, 97.8%, 98.0% and 97.3% of our revenue came as repeat business from existing clients, respectively. Our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs.

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

Sales and Marketing Organization. We sell and market our services from 65 sales and marketing offices located in 29 countries. With our global sales operations spread across different parts of the world, we target our efforts towards the world's largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts. As of March 31, 2012, we had 1,132 sales and marketing employees.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:
  Consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A., and Deloitte Consulting LLP;
  Divisions of large multinational technology firms such as Hewlett-Packard Company and IBM Corporation;
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

As of March 31, 2012, we employed approximately 150,000 employees, of which approximately 141,790 are technology professionals, including trainees. During fiscal 2012, we recorded approximately 19,174 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

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

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2012, we received approximately 622,970 employment applications, interviewed approximately 60,860 applicants and extended offers of employment to approximately 41,460 applicants. In fiscal 2012, we added approximately 16,069 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 3,105 new hires, net of attrition, during fiscal 2012.

Training and Development

Our focus on developing our employees and providing continuing education training continues to be a key element of our strategy. We train the new engineering graduates that join us at our Global Education Center in Mysore. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs. During fiscal 2012 we introduced programs in emerging areas like cloud programming and mobile application development.

As of March 31, 2012, we employed 891 full-time employees as educators, including 310 with doctorate or masters degrees. Our educators conduct training programs for both the new entrants and experienced employees. Our researchers published extensively during the financial year with articles, white papers in prestigious journals and conferences as well as books and invited chapters in reputed publications.

Our engagement with engineering colleges through our Campus Connect program continued last year. Last year, we conducted over 190 faculty enablement workshops covering more than 4,500 faculty members from various colleges.

Leadership development is a core part of our training programs. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instil our culture through leadership training.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 47 issued patents granted by the United States Patent and Trademark Office and 1 patent issued by the Luxembourg Patent Office. An aggregate of 474 unique patent applications are pending under various stages of prosecution. We have 18 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

Infosys Labs.

Infosys Labs is organized as a global network of research labs and innovation hubs. We have identified large, multidisciplinary problem spaces that embody the challenges facing our clients and, through Infosys Labs, we are creating technological solutions to solve them. Our enterprise technology research group focuses on a number of topics including visualization, semantic technology, context aware systems and others. Our research also focuses on the software engineering and services innovation aspects.

To enable co-creation of new solutions, an important vehicle that we believe drives innovation, we have set up innovation centers with a number of our clients, university partners, technology partners and industry research bodies. These centers focus on creating affordable solutions for tomorrow’s enterprise. These research centers also help increase the productivity of our current service offerings and help create new services.

During the year, we, as a result of the research generated from Infosys Labs, filed 143 unique patent applications in the United States Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. Our research and development expenses for fiscal 2012, 2011 and 2010 were $140 million, $116 million and $92 million respectively.

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

As of March 31, 2012, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,115 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,988 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 85,000 annually. 20,000 of these visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

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

One of our employees has filed a lawsuit against us which alleged, among other things, that we were improperly utilizing the U.S. B-1 business visitor visa program. Following the filing of such lawsuit, a United States senator submitted a letter to U.S. Secretary of State and Secretary of Homeland Security, requesting that their respective departments review the B-1 business visa program and investigate the manner in which it is being utilized by companies, including Infosys. In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations.

LEGAL PROCEEDINGS

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a recent meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We intend to have further discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of the investigation by, or discussions with, the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (DHS or the Department) is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the Department would likely impose fines and penalties on us. At this time, we cannot predict the final outcome of the review by, or the discussions with, the DHS or other governmental authority regarding the review of our Forms I-9.

In addition, we are subject to legal proceedings and claims, which have arisen in the ordinary course of our business. Our management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on our results of operations or financial condition.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. As of March 31, 2012, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'.

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

Infosys Brasil. On August 7, 2009, we incorporated a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda to expand our operations in South America

Infosys Public Services. On October 9, 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, to focus and expand our operations in the U.S public services market.

Infosys Shanghai. On February 21, 2011, we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited.

Infosys Consulting Inc. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting Inc., in the State of Texas to add high-end consulting capabilities to our global delivery model. On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

Infosys Consulting India Limited. Infosys Consulting India is a wholly owned subsidiary of Infosys Consulting Inc. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. Consequently, Infosys Consulting India Limited is now a wholly owned subsidiary of Infosys Limited.

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

Our capital expenditure on property, plant and equipment for fiscal 2012, 2011 and 2010 was $301 million, $285 million and $138 million, respectively. As of March 31, 2012 we had contractual commitments for capital expenditure of $205 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 18 sales and marketing offices in the United States, four each in Australia, India and Germany, three each in Canada, Switzerland, UAE and UK, two each in the Czech Republic, Japan and France and one each in Belgium, Brazil, Denmark, Finland, Hong Kong, Ireland, Malaysia, Mauritius, Mexico, the Netherlands, New Zealand, Norway, Russia, Singapore, Spain, South Africa and Sweden. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet, and each such facility is located in India.

Location	Building	Land
	Approx. Sq. ft.	Approx Sq. ft.	Ownership
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	23,958	Leased
Bangalore (Infosys City), Karnataka	3,772,114	3,523,812	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	–	Leased
Bangalore (Sarakki, J.P.Nagar), Karnataka	–	16,553	Owned
Bangalore Sarjapur & Billapur, Karnataka	–	11,972,295	Owned
Bangalore (Devanahalli), Karnataka	–	418,178	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	–	Leased
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	–	Leased
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	–	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	2,775,490	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	6,41,480	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	746,072	15,148,485	Leased
Mangalore (Kairangala Village), Karnataka	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	8,933,983	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	2,047,346	Leased
Pune (Hinjewadi), Maharashtra	589,647	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	4,368,055	4,965,005	Leased
Thiruvananthapuram (SEZ campus), Kerala	493,625	2,178,009	Leased
Thiruvananthapuram (Technopark), Kerala	124,576	–	Leased
Jaipur (BPO – SEZ Campus, M-City), Rajasthan	374,139	–	Leased
Jaipur (Mahindra World City), Rajasthan	–	6,452,568	Leased
New Delhi-Vasanth Vihar	–	9,360	Owned
Nagpur- Dahegaon Village (SEZ campus)	–	6,193,211	Leased
Indore – Tikgarita Badshah & Badangarda Village (SEZ campus)	–	5,666,307	Leased
Proposed Software Development Facilities
Chennai (Maraimalai Nagar), Tamil Nadu	570,958	–	Leased
Hyderabad (Pocharam Village), Andhra Pradesh	2,398,800	–	Owned
Mangalore, Karnataka	383,897	–	Leased
Mysore (Hebbal Electronic City), Karnataka	2,111,425	–	Leased
Pune (Hinjewadi Phase II), Maharashtra	951,987	–	Leased
Thiruvananthapuram (Technopark), Kerala	1,171,000	–	Leased

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The consolidated financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. The discussion, analysis and information presented in this section should be read in conjunction with our consolidated financial statements included herein and the notes thereto.

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

Our research and development expenses for the fiscal year ended March 31, 2012, 2011 and 2010 were $140 million, $116 million and $92 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global technology services company that provides business consulting, technology, engineering and outsourcing services. In addition, we offer software products for clients in the banking industry.

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

During fiscal 2011, we incorporated a wholly owned subsidiary, Infosys Technologies (Shanghai) Company Limited.

In June 2011, we officially changed our name from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by our board of directors, shareholders and Indian regulatory authorities.

On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

At our Annual General Meeting held on June 11, 2011, our shareholders approved a final dividend of $0.45 per equity share, which in the aggregate resulted in a cash outflow of $296 million, inclusive of corporate dividend tax of $42 million.

Our Board of Directors, at their meeting held on October 12, 2011, approved payment of an interim dividend of approximately $0.31 per equity share. The dividend payment resulted in a cash outflow of approximately $205 million, including a corporate dividend tax of $28 million, and was paid to holders of our equity shares and ADSs in October 2011.

Further, our Board of Directors, in its meeting on April 13, 2012, proposed a final dividend of approximately $0.43 per equity share (22 per equity share) and a special dividend, recognizing ten years of Infosys BPO’s operations, of approximately $0.20 per equity share 10 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012, and if approved, would result in a cash outflow of approximately $420 million, inclusive of corporate dividend tax of $59 million.

Infosys BPO is our majority-owned subsidiary. During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a cash consideration of $27 million. During fiscal 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, through a scheme of amalgamation sanctioned by the Karnataka and Madras High courts. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

The following table illustrates our growth in revenues, net profit, earnings per equity share and number of employees from fiscal 2008 to fiscal 2012:

 (Dollars in millions except share data)
	2012	2008	Compound annual growth rate
Revenues	$6,994	$4,176	10.9%
Net profit	$1,716	$1,163	8.1%
Earnings per equity share (Basic)	$3.00	$2.04	8.0%
Earnings per equity share (Diluted)	$3.00	$2.04	8.0%
Approximate number of employees at the end of the fiscal year	150,000	91,200	10.5%

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 172 new customers during fiscal 2012 as compared to 139 new customers during fiscal 2011 and 141 new customers during fiscal 2010. For fiscal 2012, 2011 and 2010, 97.8%, 98.0% and 97.3%, respectively, of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

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

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.6%, 4.9% and 4.2% of our total revenues for fiscal 2012, 2011 and 2010, respectively.

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

Cost of Sales

Cost of sales represented 58.9%, 57.9% and 57.2% of total revenues for fiscal 2012, 2011 and 2010, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, third party items bought for service delivery to clients, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party items bought for service delivery to clients are expensed on acceptance of delivery by the client. We recorded share-based compensation expense of less than $1 million under cost of sales during fiscal 2010 using the fair value recognition provisions contained in IFRS 2, Share-based Payment. For fiscal 2012 and 2011, the share-based compensation expense was nil. Amortization expense for fiscal 2012, 2011 and 2010 included under cost of sales was $3 million, $2 million and $8 million, respectively.

We typically assume full project management responsibility for each project that we undertake. Approximately 72.8%, 74.0% and 75.8% of the total billed person-months for our services during fiscal 2012, 2011 and 2010, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2012, 2011 and 2010, approximately 3.9%, 3.8% and 2.9%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

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

Selling and Marketing Expenses

Selling and marketing expenses represented 5.2%, 5.5% and 5.2% of total revenues for fiscal 2012, 2011 and 2010, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded share-based compensation expense of less than $1 million in selling and marketing expenses during fiscal 2010, using the fair value recognition provisions contained in IFRS 2. For fiscal 2012 and 2011, the share-based compensation expense was nil. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.1%, 7.2% and 7.2% of total revenues for fiscal 2012, 2011 and 2010, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded share-based compensation expense of less than $1 million in administrative expenses during fiscal 2010 using the fair value recognition provisions contained in IFRS 2. For fiscal 2012 and 2011, the share-based compensation expense was nil.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, marked to market gains / (losses) on foreign exchange forward and option contracts and foreign currency exchange gains / (losses) on translation of other assets and liabilities. For fiscal 2012, the interest income on deposits and certificates of deposit was $374 million and income from available-for-sale financial assets / investments was $6 million. In fiscal 2012, we also recorded a foreign exchange gain of $70 million on translation of other assets and liabilities partially offset by a foreign exchange loss of $57 million on forward and options contracts,. For fiscal 2011, the interest income on deposits and certificates of deposit was $250 million and income from available-for-sale financial assets / investments was $5 million. In fiscal 2011, we also recorded a foreign exchange gain of $13 million on forward and options contracts, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities. For fiscal 2010, the interest income on deposits and certificates of deposit was $164 million and income from available-for-sale financial assets / investments was $34 million. In fiscal 2010, we also recorded a foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. Income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity securities.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies of foreign operations to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

We benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever was earlier. The Indian Government through the Finance Act, 2009 had extended the tax holiday for the STP units until March 31, 2011. The tax holidays for all of our STP units expired by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $202 million, $173 million and $223 million for fiscal 2012, 2011 and 2010, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for fiscal 2012, 2011 and 2010 was $0.35, $0.30, and $0.39, respectively.

Further, as a result of such tax incentives our effective tax rate for fiscal 2012, 2011 and 2010 was 28.8%, 26.7% and 21.3%, respectively. The increase in the effective tax rate to 28.8% for fiscal 2012 was mainly due to the expiration of the tax holiday period for our STP units and movement of one of our SEZ units from the 100% tax exempt category to the 50% tax exempt category due to completion of its first five years of operations and increase in taxes on non operating income. Our Indian statutory tax rate for the same period was 32.45%.

 Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequently, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred tax asset of $11 million and $14 million has been recognized on the balance sheet as of March 31, 2012 and March 31, 2011, respectively, which can be carried forward for a period of ten years from the year of recognition.

 In addition, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also, which means that income in respect of which a deduction may be claimed under section 10AA or 80IAB of the Income Tax Act has to be included in book profits for computing MAT liability. With the growth of our business in SEZ units, we may be required to compute our tax liability under MAT in future years.

We, as an Indian resident, are required to pay taxes in India on the entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.20.2 of Item 18 of this Annual Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.20.2 of Item 18 of this Annual Report.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2012	2011	2010
Revenues	100.0%	100.0%	100.0%
Cost of sales	58.9%	57.9%	57.2%
Gross profit	41.1%	42.1%	42.8%
Operating expenses:
Selling and marketing expenses	5.2%	5.5%	5.2%
Administrative expenses	7.1%	7.2%	7.2%
Total operating expenses	12.3%	12.7%	12.4%
Operating profit	28.8%	29.4%	30.4%
Other income, net	5.7%	4.4%	4.3%
Profit before income taxes	34.5%	33.8%	34.7%
Income tax expense	9.9%	9.0%	7.4%
Net profit	24.6%	24.8%	27.3%

Results for Fiscal 2012 compared to Fiscal 2011

Revenues

The following table sets forth the growth in our revenues in fiscal 2012 from fiscal 2011:
 (Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Revenues	$6,994	$6,041	$953	15.8%

Revenues increased across all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services and insurance (FSI), manufacturing (MFG) and retail, logistics, consumer products group, life sciences and health care enterprises (RCL).

Effective as of the quarter ended June 30, 2011, we internally reorganized our business to increase our client focus. Consequent to this internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.20, Segment reporting, of Item 18 of this Annual Report).

The following table sets forth our revenues by industry segments for fiscal 2012 and fiscal 2011:

Industry Segments	Percentage of Revenues
	Fiscal 2012	Fiscal 2011
Financial services and insurance (FSI)	35.1%	35.9%
Manufacturing enterprises (MFG)	20.6%	19.6%
Energy, utilities and telecommunication services (ECS)	21.4%	24.0%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	22.9%	20.5%

During fiscal 2012, the U.S. dollar depreciated against a majority of the currencies in which we transact business. The U.S. dollar depreciated by 3.2%, 4.5% and 11.7% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively.

There were significant currency movements during fiscal 2012. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2012 in comparison to fiscal 2011, our revenues in constant currency terms for fiscal 2012 would have been lower by $103 million at $6,891 million as against our reported revenues of $6,994 million, resulting in a growth of 14.1% as against a reported growth of 15.8%. The following table sets forth our revenues by industry segments for fiscal 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2012 in comparison to fiscal 2011, in constant currency terms:

Industry Segments	Fiscal 2012
Financial services and insurance (FSI)	35.1%
Manufacturing enterprises (MFG)	20.6%
Energy, utilities and telecommunication services (ECS)	23.1%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	21.2%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2012 and fiscal 2011 (refer note 2.20.1 under Item 18 of this Annual Report):

Industry Segments	Fiscal 2012	Fiscal 2011
Financial services and insurance (FSI)	32.2%	33.3%
Manufacturing enterprises (MFG)	29.8%	31.6%
Energy, utilities and telecommunication services (ECS)	31.9%	32.3%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	31.9%	32.5%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2012 and fiscal 2011:

	Percentage of revenues
	Fiscal 2012	Fiscal 2011
Onsite	49.9%	49.2%
Offshore	50.1%	50.8%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for fiscal 2012 and fiscal 2011:

	Fiscal 2012	Fiscal 2011
Onsite	25.0%	24.2%
Offshore	75.0%	75.8%

Revenues from services represented 95.4% of total revenues for fiscal 2012 as compared to 95.1% for fiscal 2011. Sales of our software products represented 4.6% of our total revenues for fiscal 2012 as compared to 4.9% for fiscal 2011.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for fiscal 2012 and fiscal 2011:

	Percentage of total services revenues
	Fiscal 2012	Fiscal 2011
Fixed-price, fixed-time frame contracts	39.3%	40.3%
Time-and-materials contracts	60.7%	59.7%

The following table sets forth our revenues by geographic segments for fiscal 2012 and fiscal 2011:

	Percentage of revenues
Geographic Segments	Fiscal 2012	Fiscal 2011
North America	63.9%	65.3%
Europe	21.9%	21.5%
India	2.2%	2.2%
Rest of the World	12.0%	11.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during fiscal 2012. The following table sets forth our revenues by geographic segments for fiscal 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2012 in comparison to fiscal 2011, in constant currency terms:

Geographic Segments	Fiscal 2012
North America	64.8%
Europe	21.7%
India	2.2%
Rest of the World	11.3%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2012 and fiscal 2011 (refer note 2.20.2 under Item 18 of this Annual Report):

Geographic Segments	Fiscal 2012	Fiscal 2011
North America	31.3%	31.9%
Europe	30.5%	33.4%
India	27.7%	29.5%
Rest of the World	35.8%	35.5%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian geographic segment during fiscal 2012 as compared to fiscal 2011 was primarily due to the initial operational costs incurred in connection with certain projects.

During fiscal 2012, the total billed person-months for our services other than business process management grew by 11.1% compared to fiscal 2011. The onsite and offshore billed person-months growth for our services other than business process management were 14.8% and 9.5% during fiscal 2012 compared to fiscal 2011. During fiscal 2012, there was a 5.1% increase in offshore revenue productivity, and a 2.2% increase in the onsite revenue productivity when compared to fiscal 2011. On a blended basis, the revenue productivity increased by 4.7% during fiscal 2012 when compared to fiscal 2011.

Cost of sales

The following table sets forth our cost of sales for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Cost of sales	$4,118	$3,497	$621	17.8%
As a percentage of revenues	58.9%	57.9%

(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change
Employee benefit costs	$3,377	$2,850	$527
Depreciation and amortization	195	189	6
Travelling costs	164	152	12
Cost of technical sub-contractors	160	132	28
Software packages for own use	101	77	24
Third party items bought for service delivery to clients	34	30	4
Operating lease payments	26	20	6
Communication costs	19	18	1
Repairs and maintenance	13	12	1
Provision for post-sales client support	13	1	12
Other expenses	16	16	–
Total	$4,118	$3,497	$621

The increase in cost of sales as a percentage of revenues during fiscal 2012 from fiscal 2011 was attributable primarily to an increase in our employee benefit costs, cost of technical sub-contractors, software packages for own use and provision for post-sales client support. The increase in employee benefit costs during fiscal 2012 from fiscal 2011 was due to an increase in employees, excluding sales and support personnel, from 123,811 as of fiscal 2011 to 141,788 as of fiscal 2012. Further, the offshore and onsite wages of our employees increased on an average by 10% to 12% and 2% to 3%, respectively, with effect from April 2011. The increase in cost of technical sub-contractors was due to increased engagement of technical sub- contractors to meet certain skill requirement in large projects. The increase in software packages for own use, is due to an increase in volume of system integration projects executed in the Indian market and also general increase in software bought for internal use. The increase in provision for post-sales client support during fiscal 2012 from fiscal 2011 was due to increase in provision made for contracts especially in certain financial services clients.

Gross profit

The following table sets forth our gross profit for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Gross profit	$2,876	$2,544	$332	13.1%
As a percentage of revenues	41.1%	42.1%

The increase in gross profit during fiscal 2012 from fiscal 2011 was attributable to a 15.8% increase in revenue, partially offset by a 1.0% increase in cost of sales as a percentage of revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Fiscal
	2012	2011
Including trainees	69.0%	72.1%
Excluding trainees	75.9%	79.6%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Selling and marketing expenses	$366	$332	$34	10.2%
As a percentage of revenues	5.2%	5.5%

(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change
Employee benefit costs	$283	$268	$15
Travelling costs	37	28	9
Branding and marketing	25	21	4
Operating lease payments	5	4	1
Commission	6	3	3
Consultancy and professional charges	5	3	2
Other expenses	5	5	–
Total	$366	$332	$34

The number of our sales and marketing personnel increased to 1,132 as of March 31, 2012 from 1,001 as of March 31, 2011. The increase in selling and marketing expenses during fiscal 2012 from fiscal 2011 was primarily attributable to an increase in employee benefit costs as a result of increased head count and the result of the salary increase in April 2011.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Administrative expenses	$497	$433	$64	14.8%
As a percentage of revenues	7.1%	7.2%

(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change
Employee benefit costs	$155	$147	$8
Consultancy and professional charges	94	72	22
Repairs and maintenance	76	67	9
Power and fuel	38	37	1
Communication costs	34	30	4
Travelling costs	32	30	2
Rates and taxes	13	12	1
Operating lease payments	9	9	-
Insurance charges	8	7	1
Postage and courier	3	3	-
Printing and stationery	3	3	-
Provisions for doubtful accounts receivable	14	–	14
Other expenses	18	16	2
Total	$497	$433	$64

The increase in administrative expenses for fiscal 2012 compared to fiscal 2011 was primarily due to an increase in employee benefit costs and an increase in consultancy, professional charges and provisions for doubtful accounts receivable. The increase in consultancy and professional charges is primarily due to an increase in hiring charges of employees as well as increased legal charges. The increase in employee cost during fiscal 2012 from fiscal 2011 is primarily due to an increase in head count from 6,008 as at March 31, 2011 to 7,074 as at March 31, 2012, as well as increased salaries in April 2011. The increase in provision for doubtful account receivable was based on the management’s estimation on the collectability of the receivables.

Operating profit

The following table sets forth our operating profit for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Operating profit	$2,013	$1,779	$234	13.2%
As a percentage of revenues	28.8%	29.4%

The decrease in operating profit as a percentage of revenues for fiscal 2012 from fiscal 2011 was attributable to a 1.0% decrease in gross profit as a percentage of revenue, partially offset by a 0.3% decrease in selling and marketing expenses and 0.1% decrease in administrative expenses.

Other income

The following table sets forth our other income for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Other income, net	$397	$267	$130	48.7%

Other income for fiscal 2012 includes interest income on deposits and certificates of deposit of $374 million, foreign exchange gain of $70 million on translation of other assets and liabilities, and income from available-for-sale financial assets/investments of $6 million partially offset by a foreign exchange loss of $57 million on forward and options contracts. Other income for fiscal 2011 includes interest income on deposits and certificates of deposit of $250 million, foreign exchange gain of $13 million on forward and options contracts and income from available-for-sale financial assets/investments of $5 million, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities.

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

The following table sets forth the currency in which our revenues for fiscal 2012 and fiscal 2011 were denominated:

Currency	Percentage of Revenues
	Fiscal 2012	Fiscal 2011
U.S. dollar	71.7%	72.8%
United Kingdom Pound Sterling	6.8%	7.2%
Euro	7.7%	6.9%
Australian dollar	7.6%	6.5%
Others	6.2%	6.6%

The following table sets forth information on the foreign exchange rates in Rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2012 and fiscal 2011:

	Fiscal		Appreciation / (Depreciation) in percentage
	2012 ()	2011 ()
Average exchange rate during the period:
U.S. dollar	48.10	45.54	(5.6)%
United Kingdom Pound Sterling	76.79	70.77	(8.5)%
Euro	66.28	60.14	(10.2)%
Australian dollar	50.33	42.95	(17.2)%

	Fiscal
	2012 ()	2011 ()
Exchange rate at the beginning of the period:
U.S. dollar	44.60	44.90
United Kingdom Pound Sterling	71.80	67.96
Euro	63.38	60.45
Australian dollar	46.11	41.16
Exchange rate at the end of the period:
U.S. dollar	50.88	44.60
United Kingdom Pound Sterling	81.46	71.80
Euro	67.87	63.38
Australian dollar	52.91	46.11
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(14.1)%	0.7%
United Kingdom Pound Sterling	(13.5)%	(5.7)%
Euro	(7.1)%	(4.8)%
Australian dollar	(14.7)%	(12.0)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2012 and fiscal 2011:

	Fiscal		Appreciation / (Depreciation) in percentage
	2012 ($)	2011 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.60	1.55	(3.2)%
Euro	1.38	1.32	(4.5)%
Australian dollar	1.05	0.94	(11.7)%

	Fiscal
	2012 ($)	2011 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.61	1.51
Euro	1.42	1.35
Australian dollar	1.03	0.92
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.60	1.61
Euro	1.33	1.42
Australian dollar	1.04	1.03
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	0.6%	(6.6)%
Euro	6.3%	(5.2)%
Australian dollar	(1.0)%	(12.0)%

For fiscal 2012, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.5%. The exchange rate between the Indian rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a loss of $57 million and a gain of $13 million for fiscal 2012 and fiscal 2011, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains/ losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Income tax expense	$694	$547	$147	26.9%
Effective tax rate	28.8%	26.7%

The increase in the effective tax rate during fiscal 2012 from fiscal 2011 is primarily due to the expiration of the tax holiday period for all units operating under the Software Technology Park (STP) scheme and movement of one of the SEZ units from the 100% tax exempt category to the 50% tax exempt category, due to the completion of its first five years of operations and increase in taxes on non operating income.

Net profit

The following table sets forth our net profit for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Net profit	$1,716	$1,499	$217	14.5%
As a percentage of revenues	24.5%	24.8%

The decrease in net profit as a percentage of revenues for fiscal 2012 from fiscal 2011 was attributable to a 0.6% decrease in operating profit as a percentage of revenue and an increase of 2.1% in our effective tax rate, partially offset by an increase in other income.

Results for Fiscal 2011 compared to Fiscal 2010

Effective the quarter ended June 30, 2011, the company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments.

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

The following table sets forth our revenues by industry segments for fiscal 2011 and fiscal 2010:

Industry Segments	Percentage of Revenues
	Fiscal 2011	Fiscal 2010
Financial services and insurance (FSI)	35.9%	34.0%
Manufacturing enterprises (MFG)	19.6%	19.8%
Energy, utilities and telecommunication services (ECS)	24.0%	25.6%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	20.5%	20.6%

The increase in the percentage of revenues from the financial services and insurance (FSI) segment during fiscal 2011 as compared to fiscal 2010 was due to an increase in business from existing clients and the addition of new clients. The decline in the percentage of revenues from the Energy, utilities and telecommunication services (ECS) segment during fiscal 2011 as compared to fiscal 2010 was due to a decrease in business from existing clients.

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

Industry Segments	Fiscal 2011
Financial services and insurance (FSI)	35.8%
Manufacturing enterprises (MFG)	19.7%
Energy, utilities and telecommunication services (ECS)	20.6%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	23.9%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2011 and fiscal 2010 (refer note 2.20.1 under Item 18 of this Annual Report):

Industry Segments	Fiscal 2011	Fiscal 2010
Financial services and insurance (FSI)	33.3%	35.1%
Manufacturing enterprises (MFG)	31.6%	30.5%
Energy, utilities and telecommunication services (ECS)	32.3%	37.8%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	32.5%	33.5%

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

The increase in cost of sales as a percentage of revenues during fiscal 2011 from fiscal 2010 was attributable primarily to an increase in our employee benefit costs, travelling costs, cost of technical sub-contractors and third party items bought for service delivery to clients. The increase in employee benefit costs during fiscal 2011 from fiscal 2010 was due to an increase in employees, excluding sales and support personnel, from 106,900 as of fiscal 2010 to 123,800 as of fiscal 2011. Further, the offshore and onsite wages of our employees increased on an average by 15.5% and 2.0% to 3.0%, respectively, with effect from April 2010. The increase in the cost of technical sub-contractors was due to increased engagements of technical sub-contractors to meet specific skill requirements in certain large projects. Travelling cost increased during fiscal 2011 from fiscal 2010 due to an overall increase in business and increased spending for visas which has increased from $21 million in fiscal 2010 to $42 million in fiscal 2011. The increase in third party items bought for service delivery to clients is due to an increase in volume of system integration projects executed in the Indian market.

Gross profit

The following table sets forth our gross profit for fiscal 2011 and fiscal 2010:
(Dollars in millions)
	Fiscal 2011	Fiscal 2010	Change	Percentage Change
Gross profit	$2,544	$2,055	$489	23.8%
As a percentage of revenues	42.1%	42.8%

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

The increase in administrative expenses for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in employee benefit costs as a result of salary increases in April 2010. The increase in consultancy and professional charges is primarily due to an increase in hiring charges of employees. The gross and net addition of employees was 27,600 and 8,900 in fiscal 2010 and 43,000 and 17,000 in fiscal 2011. The increase in repairs and maintenance is due to an overall increase in the size of our business in fiscal 2011.

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

Sensitivity analysis for significant defined benefit plans

In accordance with the Payment of Gratuity Act, 1972, we provide for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

The defined benefit obligations as of March 31, 2012 and March 31, 2011 are $118 million and $108 million respectively.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and March 31, 2011 is set out below:

Particulars	Fiscal 2012	Fiscal 2011
Discount rate	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%

As of March 31, 2012, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately $8 million.

As of March 31, 2012, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately $8 million.

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

As of March 31, 2012, 2011 and 2010, we had $5,008 million, $4,496 million and $3,943 million in working capital, respectively. The working capital as of March 31, 2012, includes $4,047 million in cash and cash equivalents, $6 million in available-for-sale financial assets and $68 million in Investments in certificates of deposit. The working capital as of March 31, 2011, includes $3,737 million in cash and cash equivalents, $5 million in available-for-sale financial assets and $27 million in Investments in certificates of deposit. The working capital as of March 31, 2010, includes $2,698 million in cash and cash equivalents, $561 million in available-for-sale financial assets and $265 million in Investments in certificates of deposit. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $52 million, $24 million and $16 million as of March 31, 2012, March 31, 2011 and March 31, 2010, respectively. These restrictions are primarily on account of unclaimed dividends and cash balances held by irrevocable trusts controlled by us.

In summary, our cash flows were:
(Dollars in millions)
	Fiscal
	2012	2011	2010
Net cash provided by operating activities	$1,681	$1,298	$1,452
Net cash provided / (used) in investing activities	$(429)	$490	$(925)
Net cash (used) in financing activities	$(500)	$(811)	$(310)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables increased by $247 million and $254 million during fiscal 2012 and fiscal 2011, respectively, compared to a decrease of $41 million during fiscal 2010. Trade receivables as a percentage of last 12 months revenues were 16.5%, 17.3% and 16.2% as of March 31, 2012, 2011 and 2010, respectively. Days sales outstanding on the basis of last 12 months revenues were 60 days, 63 days and 59 days as of March 31, 2012, 2011 and 2010, respectively. Prepayments and other assets increased by $13 million in fiscal 2012, compared to an increase of $52 million and $49 million during fiscal 2011 and fiscal 2010, respectively. There was an increase in unbilled revenues of $131 million during fiscal 2012, $88 million during fiscal 2011, of $19 million during fiscal 2010. Unbilled revenues represent revenues that are recognized but not yet invoiced. The increase in unbilled revenues is primarily due to efforts spent in certain large projects for which the billing milestones have not yet crystallized. Other liabilities and provisions increased by $123 million and $98 million during fiscal 2012 and fiscal 2011, respectively, as compared to a decrease of $23 million during fiscal 2010. Unearned revenues increased by $6 million during fiscal 2012, as compared to a decrease of $3 million during fiscal 2011, and increased by $42 million during fiscal 2010. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Revenues from fixed-price, fixed-timeframe contracts represented 39.3%, 40.3% and 38.5% of total services revenues for fiscal 2012, 2011 and 2010, respectively, whereas revenues from time-and-materials contracts represented 60.7%, 59.7% and 61.5% of total services revenues for fiscal 2012, 2011 and 2010, respectively.

Income taxes paid increased by $29 million, $257 million and $176 million during fiscal 2012, 2011 and 2010, respectively.

We expect to contribute $29 million to our gratuity trusts during fiscal 2013 (refer to note 2.12.1 under Item 18 of this Annual Report on Form 20-F). We believe that our current working capital is sufficient to meet our gratuity obligations.

Net cash used in investing activities, relating to our acquisition business for fiscal 2012 was $41 million. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2012, 2011 and 2010 was $301 million, $285 million and $138 million, respectively for our software development centers. During fiscal 2012, we invested $1,247 million in available-for-sale financial assets, $75 million in certificates of deposit, $23 million in deposits with corporations and redeemed available-for-sale financial assets of $1,245 million and $31 million of certificates of deposit. During fiscal 2011, we invested $425 million in available-for-sale financial assets, $185 million in certificates of deposit, $22 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $973 million and $436 million of certificates of deposit. During fiscal 2010 we invested $2,091 million in available-for-sale financial assets, $249 million in certificates of deposit, $6 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $1,571 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million. The entire amount was paid by March 31, 2012.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million. Of this contingent consideration, $12 million was outstanding as of March 31, 2012.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $33 million, $32 million and $24 million were outstanding as of March 31, 2012, 2011 and 2010, respectively.

The timing of required repayments of employee loans outstanding as of March 31, 2012 are as detailed below.
(Dollars in millions)
12 months ending March 31,	Repayment
2013	$32
2014	1
$33

Net cash used in financing activities for fiscal 2012 was $500 million, which was comprised primarily of dividend payments of $501 million, partially offset by $1 million of proceeds received from the issuance of 78,442 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2011 was $811 million, which was comprised primarily of dividend payments of $816 million, partially offset by $5 million of proceeds received from the issuance of 326,367 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2010 was $310 million, which was comprised primarily of dividend payments of $330 million, partially offset by $20 million of proceeds received from the issuance of 995,149 equity shares on exercise of share options by employees.

The Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of approximately $0.43 per equity share (22 per equity share) and a special dividend, recognizing ten years of Infosys BPO’s operations, of approximately $0.20 per equity share (10 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012, and if approved, would result in a cash outflow of approximately $420 million, inclusive of corporate dividend tax of $59 million.

As of March 31, 2012, we had contractual commitments for capital expenditure of $205 million, as compared to $183 million and $67 million of contractual commitments as of March 31, 2011 and 2010, respectively. These commitments include approximately $164 million in commitments for domestic purchases as of March 31, 2012, as compared to $177 million and $53 million as of March 31, 2011 and 2010, respectively, and $41 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2012, as compared to $6 million and $14 million as of March 31, 2011 and 2010, respectively. We expect our outstanding contractual commitments as of March 31, 2012 to be significantly completed by September 2012.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms
Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2012 and March 31, 2011.
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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2012 and March 31, 2011.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.
Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2012 and March 31, 2011.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2012 and March 31, 2011.

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2012, 2011 and 2010, U.S. dollar denominated revenues represented 71.7%, 72.8% and 73.3% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.8%, 7.2% and 9.2% of total revenues, revenues denominated in the Euro represented 7.7%, 6.9% and 6.9% of total revenues while revenues denominated in the Australian dollar represented 7.6%, 6.5% and 5.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2012, we had outstanding forward contracts of $729 million, Euro 51 million, United Kingdom Pound Sterling 35 million and Australian dollar 24 million and option contracts of $50 million. As of March 31, 2011, we had outstanding forward contracts of $546 million, Euro 28 million, United Kingdom Pound Sterling 15 million and Australian dollar 10 million. As of March 31, 2010, we had outstanding forward contracts of $267 million, Euro 22 million, United Kingdom Pound Sterling 11 million and Australian dollar 3 million and option contracts of $200 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the Other Comprehensive Income. We are required to adopt IFRS 9 by accounting year commencing April 1, 2015. We are currently evaluating the requirements of IFRS 9, and have not yet determined the impact on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent Company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines nature of arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgment and assumptions it has made in determining:

a. Whether it has control, joint control or significant influence over another entity.

b. The type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

We will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. We are currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and have not yet determined the impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide a specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, not restricting to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is required to adopt IFRS 13 by accounting year commencing April 1, 2013. We are currently evaluating the requirements of IFRS 13, and have not yet determined the impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax). The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1 2012, with early adoption permitted. We are required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 1 (Amended) and we do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted. IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires asset in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of such yields is recognized through other comprehensive income. These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plan and risks that entities are exposed to through participation in those plans. The amendments need to be adopted retrospectively. We are required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. We are currently evaluating the requirements of IAS 19 (Amended), and have not yet determined the impact on the consolidated financial statements.

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

Revenue Recognition

We derive our revenues primarily from software development and related services and the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2012.
(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$101	$31	$37	$18	$15
Purchase obligations	278	206	70	2	–
Other liabilities	14	–	8	6	–
Unrecognized tax benefits	194	194	–	–	–
Post retirement benefits obligations	219	15	61	27	116
Total	$806	$446	$176	$53	$131

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

Other liabilities comprises of liability towards acquisition of business on a discounted basis and incentive accruals.

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in various tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
K. V. Kamath(1)	64	Chairman of the Board
S. Gopalakrishnan(7)	57	Executive Co-Chairman of the Board
S. D. Shibulal(7)	57	Chief Executive Officer and Managing Director
Deepak M. Satwalekar(1)(2)(5)	63	Director
Omkar Goswami(1)(5)(6)	55	Director
Sridar A. Iyengar(1)(2)(6)	64	Director
David L. Boyles(1)(3)(6)	63	Director
Jeffrey Sean Lehman(1)(4)(5)	55	Director
R. Seshasayee(1)(2)(6)	64	Director
Ravi Venkatesan(1)(2)(3)(4)	49	Director
Ann M. Fudge(1)(3)(4)	61	Director
Srinath Batni(7)	57	Director and Head-Delivery Excellence
V. Balakrishnan(7)	47	Director and Chief Financial Officer
Ashok Vemuri(7)	44	Director and Head of Americas and Global Head of Manufacturing, Engineering Services and Enterprise Mobility
B. G. Srinivas(7)	51	Director and Head of Europe and Global Head of Financial Services and Insurance
Chandrasekhar Kakal(7)	52	Senior Vice President-Global Head of Business IT Services Member, Executive Council
Nandita Gurjar(7)	51	Senior Vice President-Group Head of Human Resources, Member, Executive Council
Basab Pradhan(7)	46	Senior Vice President-Head of Global Sales, Marketing and Alliances, Member, Executive Council
Stephen R. Pratt(7)	50	Senior Vice President-Global Head of Consulting and Systems Integration, Member, Executive Council
U.B. Pravin Rao(7)	50	Senior Vice President-Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences, Member, Executive Council
Prasad Thrikutam(7)	47	Senior Vice President-Global Head of Energy, Utilities, Communications and Services, Member, Executive Council
Ramadas Kamath U(7)	51	Senior Vice President-Head of Infrastructure, Commercial, Facilities, Administration and Security, Member, Executive Council
(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominations Committee
(5)	Member of the Investors' Grievance Committee
(6)	Member of the Risk Management Committee
(7)	Member of Executive Council

K. V. Kamath has served as one of the directors on our Board since May 2009 and has been the Chairman of the Board since August 2011.

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

Mr. Kamath serves as a director on the boards of ICICI Bank Limited and Schlumberger Limited.

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

Mr. Kamath received a degree in mechanical engineering from Karnataka Regional Engineering College and a Post Graduate Diploma in Business Management from the Indian Institute of Management (IIM), Ahmedabad.

S. Gopalakrishnan is one of the founders of Infosys Limited. As the Executive Co-Chairman, he is responsible for working with the Chief Executive Officer to maintain strong channels of communication between the Company’s management and the Board, and to ensure that the Board receives all appropriate information in a timely manner.

In 1981, Mr. Gopalakrishnan, along with N.R. Narayana Murthy and five others, founded Infosys Limited. His initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the U.S.

Between 1987 and 1994, Mr. Gopalakrishnan headed the technical operations of KSA/Infosys (a joint venture between Infosys and KSA at Atlanta, U.S.) as Vice President (Technical). In 1994, Mr. Gopalakrishnan returned to India and was appointed Deputy Managing Director of Infosys.

On June 22, 2007, Mr. Gopalakrishnan was appointed the CEO and Managing Director of Infosys. Mr. Gopalakrishnan previously served as the Chief Operating Officer (April 2002), and as the President and Joint Managing Director (August 2006). His responsibilities included customer services, technology, investments, and acquisitions.

In April 2012, Mr. Gopalakrishnan was appointed as a member of the reconstituted United Nations Global Compact Board for three years. The Global Compact Board is the UN’s highest level advisory body, involving business, civil society, labor and employers organizations. He is also a member of the China Europe International Business School (CEIBS) International Advisory Board.

Kris is the President designate of the Confederation of Indian Industry (CII) National Council and on the Board of Governors at the Indian Institute of Management (IIM), Bangalore. He is also the Chairman of Indian Institute of Information Technology and Management (IIITM), Kerala. He is a member of ACM, IEEE and IEEE Computer Society.

In January 2011, Mr. Gopalakrishnan was awarded the Padma Bhushan, the country’s third highest civilian honor, by the Government of India.

Mr. Gopalakrishnan holds master's degrees in Physics (1977) and Computer Science (1979) from the Indian Institute of Technology, Madras.

S. D. Shibulal has served took charge as our Chief Executive Officer and Managing Director since August 2011. Mr. Shibulal has been a director on our Board since 1997 and he is the Chairman of the board of Infosys Sweden and Infosys Shanghai.

Prior to becoming the Chief Executive Officer and Managing Director, Mr. Shibulal served as the Chief Operating Officer between June 22, 2007 and August 20, 2011. Earlier, Mr. Shibulal held a number of senior leadership roles including: Head of Worldwide Sales and Customer Delivery, Worldwide Head of Customer Delivery, and Head of Infosys Manufacturing and Distribution and Internet Consulting practice.

Mr. Shibulal is a member of the Board of Trustees, the International Advisory Board and the Metropolitan College Dean’s Advisory Board of Boston University. He is also a member of the International Board of Foundation, Globethics.net, the Seoul International Business Advisory Council (SIBAC), and the Global Corporate Governance Forum’s Private Sector Advisory Group.

Mr. Shibulal holds an MS degree in Computer Science from Boston University and a master’s degree in Physics from the University of Kerala.

Deepak M. Satwalekar has served as one of the directors on our Board since October 1997 and is the Chairperson of our Audit Committee and member of the Investor Grievance Committee.

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

Mr. Satwalekar also serves as a director on the boards of Asian Paints (India) Limited, Piramal Healthcare Limited, The Tata Power Company Limited, ILFS Transportation Networks Limited and National Stock Exchange of India Limited. Additionally, during the past five years, Mr. Satwalekar has served as a director on the boards of Arvind Mills Limited, HDFC Investments Limited, HDFC Holdings Limited, Entertainment Network (India) Limited, Housing Development Finance Corporation Limited and HDFC Standard Life Insurance Company Limited.

Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT, Bombay and an M.B.A. from The American University, Washington, D.C.

Dr. Omkar Goswami has served as one of the directors on our Board since November 2000 and is the Chairperson of the Investor Grievances Committee and member of the Risk Management committee.

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

Dr. Goswami received his M.A. in Economics from the Delhi School of Economics and his D. Phil. in Economics from Oxford University.

Sridar A. Iyengar has served as one of the directors on our Board since April 2003. Mr. Iyengar also serves as a director on the board of Infosys BPO Limited. He is the audit committee financial expert and member of the Risk Management Committee.

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

Mr. Iyengar serves as a director on the boards of several other companies, including AverQ Inc., CL Educate Limited, ICICI Bank Limited, ICICI Prudential Life Insurance Company Limited, Kovair Software Inc., Mahindra Holidays and Resorts India Limited, Rediff.com India Limited, Rediff Holding Inc., Dr. Reddy’s Laboratories Limited, Cleartrip Inc.and iYogi Limited.

 Mr. Iyengar received a B.Com. (Honors) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

David L. Boyles has served as one of the directors on our Board since July 2005. Mr. Boyles is the Chairperson of our Risk Management Committee and member of the compensation committee.

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

Jeffrey Sean Lehman has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairperson of our Nominations Committee, a member of the Investors Grievance Committee and also serves as the Chairman of Infosys Public Services, Inc.

Mr. Lehman, Chancellor and founding dean of the Peking University School of Transnational Law, is also professor of law and former president at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Lehman is also an honorary professor at China Agricultural University and at Xiamen University. Mr. Lehman has been named the Vice-Chancellor of NYU Shanghai effective, July 1, 2012.

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

R. Seshasayee has served as one of the directors on our Board since January 2011. He is member of the audit committee and the Risk Management Committee.

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

Mr. Seshasayee serves on the boards of Ashok Leyland Limited, Ashley Airways Limited, Ashley Alteams India Limited, Hinduja Foundries Limited, IndusInd Bank Limited, Hinduja Automotive Limited, UK, Ashok Leyland Nissan Vehicles Limited, Hinduja Group India Limited, Hinduja Energy India Limited, Hinduja Leyland Finance Limited, Hinduja National Power Corporation Limited, Irizar TVS Limited, Nissan Ashok Leyland Technologies Limited, Nissan Ashok Leyland Powertrain Limited, Optare plc., U.K. and Ashok Leyland Defense Systems Limited. Mr. Seshasayee was also a director on the Boards of various companies, including ICICI Bank, E.I.D Parry (India) Ltd., etc. He is also associated with several charitable, educational, cultural and social welfare organizations, including the Indian Cancer Institute.

Mr. Seshasayee received a B.Com from the University of Madras and is member of the Institute of Chartered Accountants of India.

Ravi Venkatesan has served as one of the directors on our Board since April 2011. He is also a member of our audit committee, compensation committee and nominations committee. Mr. Venkatesan was the Chairman of Microsoft India between 2004-2011.

Prior to joining Microsoft, Mr. Venkatesan worked for over 17 years with Cummins Inc., the world leader in engines and related technologies.

Mr. Venkatesan is a member of the Board of Directors of AB Volvo and a member of the Advisory Boards of Harvard Business School and Bunge Inc.

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

Ann Fudge has served as one of the directors on our Board since October 2011. She is the chairperson of the compensation committee and a member of the nominations committee of the Board.

She was the Chairman and CEO of Young & Rubicam Brands, a global network of pre-eminent companies across the full range of marketing communications.

Prior to Young & Rubicam Brands, Ms. Fudge served as the President, Beverages, Desserts and Post Division - a US$ 5 billion unit of Kraft Foods. She served on Kraft's Management Committee and has managed many businesses including Maxwell House Coffee, Gevalia Kaffe, Kool Aid, Crystal Light, Post Cereals, Jell-O desserts and Altoids. Before joining General Foods, she spent nine years at General Mills, where she began as a Marketing Assistant and rose to the level of Marketing Director.

Ms. Fudge serves on the Board of Directors of General Electric Company, Novartis International AG and Unilever. She is a trustee of Morehouse College and the Brookings Institution. She also serves on the Boards of the Rockefeller Foundation, the Council on Foreign Relations, and is the Chair of U.S. Program Advisory Panel for the Gates Foundation. She has served as the Vice Chair of Harvard Board of Overseers, on the Board of Catalyst, the NY Philharmonic and on the Board of Governors for the Boys and Girls Clubs of America. She has also served on the Board of the Federal Reserve Bank of New York, Liz Claiborne, Allied Signal, Honeywell, and Marriott International.

Ms. Fudge holds a bachelor's degree from Simmons College and an MBA from Harvard University Graduate School of Business.

Srinath Batni has served as one of the directors on our Board since May 2000. Mr. Batni is currently Head - Delivery Excellence at Infosys. He serves as a director on the boards of Infosys China, Infosys Shanghai and Infosys Australia.

Mr. Batni joined Infosys in June 1992 as Project Manager. Since then, he has held several senior positions in our Customer Delivery function.

Mr. Batni is also a Member of the Executive Council of NASSCOM.

Mr. Batni received a B.E. in Mechanical Engineering from the University of Mysore and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

V. Balakrishnan has served as one of the directors on our Board since June 2011 and is our Chief Financial Officer. He serves as a Chairman on the Board of Infosys BPO. He is also the member of the board in Tejas Networks Limited and Extensible Business Reporting Language(XBRL) India.

Mr. Balakrishnan was our Company Secretary and Senior Vice President - Finance from 2001 to 2006. Since he joined us in 1991, Mr. Balakrishnan has served in various capacities in our Finance department.

Prior to joining Infosys, Mr. Balakrishnan was Senior Accounts Executive with Amco Batteries Limited.

Mr. Balakrishnan was conferred the CNBC TV-18 "Best Performing CFO" award for IT & ITES sector for 2008 and 2009. He was voted the best CFO by Finance Asia in its Asia's Best Companies Poll for 2008, 2009 and 2011. He won the Best CFO (Information Technology, Media, Communications and Entertainment) award from the ICAI (Institute of Chartered Accountants of India) for 2008.

Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, the Institute of Company Secretaries of India and the Institute of Cost and Works Accountants of India.

Ashok Vemuri has served as one of the directors on our Board since June 2011 and is Head of Americas and Global Head of Manufacturing, Engineering Services, and Enterprise Mobility. He serves as a chairman of the Boards of Infosys China and Infosys Shanghai and a director on the board of Infosys Public Services Inc.
Mr. Vemuri joined Infosys in 1999 and has served in a number of leadership roles, including Head of Infosys Canada and Eastern North America Region operations, before leading the company’s entry into the financial services industry as the Head of Banking and Capital Markets in 2004.

Mr. Vemuri holds a degree in Physics from St. Stephens College, Delhi, and a degree in Business Management from the Indian Institute of Management, Ahmedabad.

B. G. Srinivas has served as one of the directors on our Board since June 2011 and is Head of Europe and Global Head of Financial Services & Insurance. He serves as a director on the boards of Infosys Sweden, Infosys Consulting India Limited and Chairman of board of Infosys Australia.

As the Head of Europe since 2004, Mr. Srinivas is responsible for business operations and growth in the region and for ensuring both client and employee satisfaction. Under his leadership, the region has been characterized by market expansion, new service offerings and new client acquisitions.

In 2007, Mr. Srinivas was appointed the Head of Infosys’ Manufacturing and Product Development and Engineering units. Following the consolidation and reorganization of industry groups, he is responsible for the worldwide manufacturing sector.

Upon joining Infosys in 1999, Mr. Srinivas’s first leadership role was to establish and manage the Enterprise Solutions (ES) practice with a focus on consulting and package implementation.

In addition to his primary responsibilities, Mr. Srinivas is a Member of the boards of Infosys Australia, Infosys Sweden, Infosys Consulting India Limited and is a member of the advisory board of Ovum, a leading European IT and business research and advisory firm.

Mr. Srinivas holds a degree in Mechanical Engineering from Bangalore University, and has participated in executive programs at IIM Ahmedabad and Wharton Business School.

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

Mr. Kakal received a B.E. in Mechanical Engineering from Bangalore University and an M.B.A. from the Asian Institute of Technology, Bangkok.

Nandita Gurjar is a member of our Executive Council and Senior Vice President and Global Head – Human Resources. Ms. Gurjar was appointed the Head of Infosys Human Resources in 2007.

Earlier, Nandita established and headed the Human Resources department at Infosys BPO. Ms. Gurjar joined Infosys in 1999 and founded the Learning and Development unit to implement learning and training effectiveness and set benchmarks for growth and development.

Ms. Gurjar holds a degree in Literature from Nizam College, Hyderabad, and a master's degree in Psychology from Osmania University

Basab Pradhan is a member of our Executive Council and Senior Vice President - Global Head of Sales and Marketing for Infosys. He is responsible for shaping Infosys’ field force and go-to-market to enable the company's strategy and goals.

Over two stints at Infosys, Mr. Pradhan has played many roles in the organization across Sales, Marketing, Industry Solutions and P&L leadership. Starting with opening the company's first sales office in the New York area in 1995, Mr. Pradhan has been intimately involved in the formation and growth of the offshore services industry.

Outside of Infosys, Mr. Pradhan was the co-founder and CEO of a venture-funded technology startup in the area of unstructured data in financial information. Prior to Infosys, he worked for Hindustan Unilever in Mumbai.

Mr. Pradhan is an engineer from IIT Kanpur and has a Post Graduate Diploma in Business Management from IIM Ahmedabad. He is a trustee on the board of Digjyoti, an educational trust that provides scholarships to needy students in the state of Orissa in India.

Stephen R. Pratt is the Global Head of Consulting and Systems Integration and a Member of our Executive Council. In 2003, he co-founded Infosys Consulting.

Mr. Pratt joined Infosys after 12 years as a senior partner at Deloitte Consulting, where he established the company’s CRM practice. Before Deloitte, he worked for eight years at Booz, Allen & Hamilton.

Mr. Pratt holds a bachelor's degree in Electrical Engineering from Northwestern University, and a master's degree from the George Washington University. He is currently based in California.

U. B. Pravin Rao is a member of our Executive Council and Senior Vice President, Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin is responsible for providing services to Retail, Consumer Packaged Goods, Logistics and Life Sciences clients.

He joined Infosys in 1986 and has over 25 years of experience working on engagements with clients, primarily in Retail and Financial Services.

Prior to his current role, Mr. Rao held a number of senior leadership roles including: Head of Infrastructure Management Services and Delivery Head for Europe.

As a member of the Executive Council, he participates in formulation and deployment of business strategy along with the Board. Mr. Rao also serves as a Director on the board of Infosys Australia.

Mr. Rao holds a bachelor’s degree in engineering from Bangalore University and is currently based in Bangalore, India.

Prasad Thrikutam is a member of our Executive Council and Senior Vice President, Global Head of Energy, Utilities, Communications and Services.
Mr. Thrikutam heads the Energy, Utilities, Communications and Services (ECS) industry group. Mr. Thrikutam also has the overall responsibility of Infosys Cloud and Sustainability services, and serves on the board of Infosys China.

A 21-year industry veteran, Mr. Thrikutam joined Infosys in 1995 as a Regional Head of Business Development in the U.S. From 2004 to 2008, he led the Hi-tech and Discrete Manufacturing unit (HTDM). In 2008, he took on the leadership of the Energy, Utilities & Services (EUS) unit.

Mr. Thrikutam is a frequent speaker at industry events including those organized by the University of Austin, MIT, University of Arizona Eller School of Business and the Fuqua School of Business at Duke University. He serves on the Board of Energistics, the upstream oil and gas open standards consortium.

Prior to joining Infosys, Mr. Thrikutam headed the regional operations at a leading IT company in India, selling solutions to the Enterprise market. Prior to that, he was at Bosch GmbH, India, where he held leadership roles in Manufacturing and Operations.

Mr.Thrikutam holds a degree in Mechanical Engineering from Visheveshwarayya College of Engineering, Bangalore and a Post Graduate Diploma in Business Management from IIM, Bangalore.

Ramadas Kamath U. is a Member of our Executive Council and Senior Vice President and Head of Infrastructure, Commercial, Facilities, Administration and Security.

Mr. Kamath plays a vital role in the management of Infosys’ facilities and administration worldwide. From managing the company’s infrastructural growth to ensuring physical security across campuses, he has been instrumental in ensuring that Infosys’ growth as a global IT leader has been reflected across the locations and facilities from which it operates.

Mr. Kamath is a Chartered Accountant and has a bachelor's degree in Business Management from Poorna Prajna College, Udupi, Karnataka.

COMPENSATION

Our Compensation Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the Compensation Committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component, bonus and a variable performance linked incentive. The Compensation Committee makes a half-yearly appraisal of the performance of the employee directors based on a detailed performance-related matrix.

We have a variable compensation structure for all of our employees. Each employee's compensation consists of performance incentives payable upon the achievement by the company of certain financial performance targets and is also based on individual performance. Our Board aligned the compensation structure of our employee directors in line with that applicable to all of our other employees. All of our executive directors are entitled to a bonus of up to 20% of their fixed salary. All of our executive directors are entitled to receive company-linked performance incentives payable on our achievement of certain financial performance targets. All our executive directors are entitled to receive individual performance-linked incentives. The bonus and various incentives are payable quarterly or at other intervals as may be decided by our Board.

In fiscal 2012, our non-executive directors were paid an aggregate of $1,471,300. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2012.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
N. R. Narayana Murthy(1)	–	–	67,100	–
S. Gopalakrishnan	70,198	53,042	24,161	17,142
K. Dinesh(2)	13,324	27,878	12,380	3,629
S. D. Shibulal	70,007	53,326	22,543	17,114
Deepak M. Satwalekar	–	–	140,000	–
Marti G. Subrahmanyam(3)	–	–	99,200	–
Omkar Goswami	–	–	125,000	–
Sridar Iyengar	–	–	177,500	–
David Boyles	–	–	172,500	–
Jeffrey Lehman	–	–	160,000	–
K. V. Kamath	–	–	205,000	–
R. Seshasayee	–	–	127,500	–
Ravi Venkatesan	–	–	115,000	–
Ann M Fudge(4)	–	–	82,500	–
T. V. Mohandas Pai(5)	17,427	234,603	14,272	4,629
Srinath Batni	93,160	325,848	30,641	22,107
V. Balakrishnan(6)	87,209	440,216	33,807	20,853
Ashok Vemuri(6)	667,168	508,043	5,400	–
B. G. Srinivas(6)	590,403	459,955	143,954	–
Chandrasekhar Kakal	74,528	319,727	50,513	18,078
Subhash Dhar(7)	18,170	235,488	12,295	4,499
Nandita Gurjar(8)	268,451	198,208	20,323	5,630
Basab Pradhan(8)	315,028	148,629	–	–
Stephen R Pratt(8)	796,580	1,190,073	–	–
U B Pravin Rao(8)	76,841	217,571	51,795	18,578
Prasad Thrikutam(8)	414,945	359,383	5,400	–
Ramadas Kamath U(8)	65,113	185,136	43,513	16,055
(1)	Mr. N R Narayana Murthy retired from the Board effective August 20, 2011. Remuneration paid is for the period April 1, 2011 to August 20, 2011.
(2)	Mr. K Dinesh retired from the Board effective June 11, 2011. Remuneration paid is for the period April 1, 2011 to June 11, 2011.
(3)	Mr. Marti G Subrahmanyam retired from the Board effective August 23, 2011. Remuneration paid is for the period April 1, 2011 to August 23, 2011.
(4)	Ms. Ann M Fudge joined the Board effective October 1, 2011. Remuneration paid is for the period October 1, 2011 to March 31, 2012.
(5)	Mr. T V Mohandas Pai resigned from the Board effective June 11, 2011. Remuneration paid is for the period April 1, 2011 to June 11, 2011.
(6)	Mr. V Balakrishnan, Mr. Ashok Vemuri and Mr. B G Srinivas joined the Board effective June 11, 2011. Remuneration paid to them includes entitlements during their tenure as members of Executive Council.
(7)	Mr. Subhash Dhar resigned from the Executive Council effective July 15, 2011. Remuneration paid is for the period April 1, 2011 to July 15, 2011.
(8)	Appointed as a Member of the Executive Council effective July 15, 2011. Remuneration paid is for the period April 1, 2011 to March 31, 2012.

All compensation to directors and officers disclosed in the table above that was paid in Indian rupees has been converted, for the purposes of the presentation in such table, at an exchange rate of 50.88 per U.S. dollar.

Option Grants

There were no option grants to our Executive Co-Chairman, Chief Executive Officer or Chief Financial Officer in the fiscal years ended March 31, 2012, 2011 and 2010. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled "Compensation".

Option Exercises and Holdings

Our Executive Co-Chairman, Chief Executive Officer or Chief Financial Officer did not hold or exercise any options during the fiscal year ended March 31, 2012. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled "Share Ownership".

All executive directors are also liable to retire by rotation. The term of office of each of the directors is given below:

Name	Date Current Term of Office Began(2)	Expiration/Renewal Date of Current Term of Office(3)	Whether Term of Office is subject to retirement by rotation
S. Gopalakrishnan(1)	August 21, 2011	August 20, 2016	Yes
S. D. Shibulal	August 21, 2011	August 20, 2016	Yes
Srinath Batni	May 27, 2010	May 26, 2015	Yes
Deepak M. Satwalekar	June 11, 2011	–	Yes
Omkar Goswami	June 11, 2011	–	Yes
Sridar A. Iyengar	June 11, 2011	–	Yes
David L. Boyles(1)	June 20, 2009	–	Yes
Jeffrey Sean Lehman(1)	June 20, 2009	–	Yes
K. V. Kamath(1)	June 20, 2009	–	Yes
R. Seshasayee	June 11, 2011	–	Yes
Ravi Venkatesan	June 11, 2011	–	Yes
Balakrishnan V(4)	–	–	Yes
B.G. Srinivas(4)	–	–	Yes
Ashok Vemuri(4)	–	–	Yes
Ann M Fudge(5)	–	–	Yes
(1)	Is a director who is retiring by rotation in the ensuring Annual General Meeting scheduled for June 09, 2012 and is seeking re-appointment.
(2)
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

(3)	For executive directors, this date is the date when their current term of appointment as an executive director expires.
(4)	Appointed by the Board as additional director and whole-time director w.e.f. June 11, 2011. Their appointment will come up for shareholder confirmation at the ensuing AGM on June 9, 2012.
(5)	Appointed by the Board as additional director w.e.f. October 1, 2011. Her appointment will come up for shareholder confirmation at the ensuing AGM on June 9, 2012.

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

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 16. Currently, we have 15 directors, nine of whom are independent as defined by NASDAQ Rule 4200(a)(15). Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our India-based employee retirement policies.

Other Board members must retire from the Board at age 65. The age of retirement for independent directors joining the board on or after October 15, 2010, is 70 years.

An independent board chair is generally permitted to serve in the capacity until the age of 70 years.

Board Leadership Structure

Independent Chairman of the Board

Our Board leadership is comprised of an independent Chairman, Mr. K. V. Kamath, an Executive Co-Chairman, Mr. S. Gopalakrishnan and a Chief Executive Officer (CEO) and Managing Director, Mr. S. D. Shibulal. In the current structure, the roles of CEO and Chairman of the Board are separated.

The Independent Chairman of the Board (Chairman) is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman in primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitating communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organzation and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board. Board, Board committes and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, evaluate and manage directors' performance and with the assistance of Co-Chairman and the Company Secretary, oversee the management of the Board's administrative activities such as meetings, schedules, agendas, communication flow and documentation.

The Chairman will actively work with nominations committee to plan the Board and Board committee's composition, induction of directirs to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

Executive Co-Chairman of the Board

The Executive Co-Chairman of the Board (Co- Chairman), being an executive of the Company, will focus on maintaining key client relationships, dealing with broader industry issues, providing global thought leadership, directing research and innovation, leading transformation initiatives, contributing to strategy and representing the Company as its brand ambassador. The Co-Chairman will serve as a trusted mentor to the CEO and provide insights and thought leadership to manage a large and complex organization.

The Co-Chairman will also be responsible for mentoring the core management team in transforming the Company into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations around the world. Further the Co-Chairman will be responsible for working with the Chief Executive Officer to maintain an effective communication between the Company’s management and the Board, and for ensuring that the directors receive all appropriate information in a timely manner. Also, the Co-Chairman in the absence of the Chairman, will preside over the meetings of the Board as well as the Annual Meeting of the shareholders.

Chief Executive Officer and Managing Director

The Chief Executive Officer is responsible for corporate strategy, brand equity, planning, external contacts and all management matters. He is also responsible for achieving the annual business targets and acquisitions.

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The risk management committee, comprising of four independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The risk management committee also monitors and approves our risk policies and associated practices. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures. Our senior management, including a risk council comprising our Executive Co-Chairman, Chief Executive Officer and Chief Financial Officer is tasked with the direct management of enterprise risks, initiating mitigation actions, identifying owners for such actions and reviewing progress. Our senior management also provides regular reports and updates to the risk management committee and our Board from time to time on the enterprise risks and actions taken.

Board and Management Changes

On August 21, 2011, Mr. K V Kamath took became the Chairman of the Board, Mr. S Gopalakrishnan became the Executive Co-Chairman of the Board and Mr. S. D. Shibulal became the Chief Executive Officer and Managing Director.

Effective June 11, 2011, Mr. V. Balakrishnan, Mr. B. G. Srinivas, and Mr. Ashok Vemuri were appointed as members of the Board. Ms. Ann Fudge was appointed as a member of the Board effective October 1, 2011.

Effective June 11, 2011, Mr. T.V. Mohandas Pai resigned as a member of the Board. Mr. Subhash Dhar, Senior Vice President - Communication, Media and Entertainment, Global Sales, Alliances and Marketing and Independent Validation Solutions and member of the Executive Council, resigned from the Company effective July 15, 2011.

At our AGM, held on 11 June, 2011, Mr. K. Dinesh retired by rotation from our Board. In accordance with the retirement policy for our Board, Mr. N R Narayana Murthy and Prof. Marti G. Subrahmanyam retired from the Board effective August 20, 2011 and August 23, 2011 respectively. During the year, our Board appointed Mr. N R Narayana Murthy as the Chairman Emeritus in recognition of his founding the company, mentoring his co-founders, and nurturing the organization over the last thirty years.

Board Committee Information

Details relating to the Audit, Compensation, Nominations and Risk Management Committees of our Board are provided below.

Audit Committee

As of March 31, 2012, our Audit Committee was comprised of four independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:
  Mr. Deepak M. Satwalekar, Chairperson
  Mr. Sridar A. Iyengar, Audit Committee Financial Expert
  Mr. R. Seshasayee
  Mr. Ravi Venkatesan
Our Board has determined that each of the current members of the Audit Committee is an independent director under applicable NASDAQ rules.

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held four meetings in person and three meetings via conference calls during fiscal 2012. The Audit Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Compensation Committee

As of March 31, 2012, our Compensation Committee was comprised of three non-executive independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:

Ms. Ann Fudge, Chairperson
Mr. David Boyles
Mr. Ravi Venkatesan

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

The Compensation Committee held five meetings in person during fiscal 2012 and held one conference call.

The Compensation Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Nominations Committee

As of March 31, 2012, our Nominations Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:
  Prof.Jeffrey Lehman, Chairperson
  Ms. Ann Fudge
  Mr. Ravi Venkatesan
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

The Nominations Committee held five meetings in fiscal 2012.

The Nominations Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

As of March 31, 2012, our Risk Management Committee was comprised of four independent directors, each of whom was determined by our Board to be an independent director under applicable NASDAQ rules. They were:
  Mr. David L. Boyles, Chairperson
  Dr. Omkar Goswami
  Mr. Sridar A. Iyengar
  Mr. R. Seshasayee
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

The Risk Management Committee held four meetings in person and four meetings via conference call during fiscal 2012.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2012, we employed approximately 150,000 employees, of which 141,790 were IT professionals. As of March 31, 2011, we employed approximately 130,820 employees, of which approximately 123,811 were IT professionals. As of March 31, 2010, we employed approximately 113,800 employees, of which approximately 106,900 were IT professionals. As of March 21, 2009, we employed approximately 104,900 employees, including approximately 97,300 IT professionals. As of March 31, 2008, we employed approximately 91,200 employees, including approximately 85,000 IT professionals.

As of March 31, 2012, we employed approximately 118,800 employees in India, 16,400 employees in North America, 7,780 employees in the Asia-Pacific region, 6,560 employees in Europe, 270 employees in South America and 190 employees in the Middle East region and Africa.

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

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2012, we received approximately 622,970 employment applications, interviewed approximately 60,860 applicants and extended offers of employment to approximately 41,460 applicants. In fiscal 2012, we hired approximately 16,069 new employees, net of attrition. These statistics do not include Infosys BPO or our wholly-owned subsidiaries, which recorded approximately 3,105 new hires, net of attrition, in fiscal 2012. We do not have significant recruiting activities outside India.

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

As of March 31, 2012, we employed 698 full-time employees as educators, including 255 with doctorate or masters degrees. Our educators conduct training program for our new and experienced employees. We also have our experienced employees undergo certification programs to develop their skills relevant for their roles. Our researchers published extensively during the financial year with articles, white papers in prestigious journals and conferences as well as books and invited chapters in reputed publications.

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

Visas

As of March 31, 2012, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,115 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), or L-1 visas (approximately 1,988 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries).

SHARE OWNERSHIP

The following table sets forth as of March 31, 2012, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2012. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars from Indian rupees based on fixing rate in the City of Mumbai on March 31, 2012 for cable transfers in Indian rupees as published by the FEDAI, which was 50.88 per $1.00. The share numbers and percentages listed below are based on 574,230,001 Equity Shares outstanding as of March 31, 2012. Percentage of shareholders representing less than 1% are indicated with an '*'.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
S. Gopalakrishnan(1)	19,555,717	3.41	–	–	–
S. D. Shibulal(2)	12,628,911	2.20	–	–	–
Srinath Batni(3)	662,271	*	–	–	–
V. Balakrishnan(4)	476,623	*	–	–	–
Ashok Vemuri	15	*	–	–	–
B. G. Srinivas	60,015	*	–	–	–
Deepak Satwalekar	56,000	*	–	–	–
Sridar A. Iyengar	–	*	–	–	–
Omkar Goswami	12,300	*	–	–	–
David Boyles	2,000	*	–	–	–
Jeffrey Lehman	–	*	–	–	–
K. V. Kamath	–	*	–	–	–
R. Seshasayee	62	*	–	–	–
Ravi Venkatesan	110	*	–	–	–
Ann M. Fudge	–	*	–	–	–
Chandrasekhar Kakal	42,376	*	–	–	–
Nandita Gurjar	1,962	*	–	–	–
Stephen Pratt	–	*	–	–	–
Basab Pradhan	–	*	–	–	–
U.B. Pravin Rao	158,171	*	–	–	–
Prasad Thrikutam	34,339	*	–	–	–
Ramadas Kamath U.	120	*	–	–	–
Total (all directors and executive officers)	33,690,992	5.87	–	–	–
(1)
Shares beneficially owned by Mr. Gopalakrishnan include 12,898,991 Equity Shares owned by members of Mr. Gopalakrishnan’s immediate family.Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

(2)	Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal’s immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(3)	Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni’s immediate family. Mr. Batni disclaims beneficial ownership of such shares.
(4)	Shares beneficially owned by Mr. Balakrishnan include 150,000 Equity Shares owned by members of Mr. Balakrishnan’s immediate family. Mr. Balakrishnan disclaims beneficial ownership of such shares.

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

During the fiscal year ended March 31, 2012, there were no options to purchase ADSs or equity shares granted to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2012, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2012. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 574,230,001 Equity Shares outstanding, as of March 31, 2012.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	March 31, 2012			March 31, 2011		March 31, 2010
Shareholding of all directors and officers as a group and officers as a group	–	33,690,992	5.87(1)	74,460,585(2)	12.97(2)	74,521,371	13.04(3)
(1)
Comprised of 1,506,354 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,237,430 equity shares which includes 7,429 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2012.

(2)
Comprised of 2,131,152 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,250,349 equity shares which includes 98,790 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2011.

(3)
Comprised of 2,192,038 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 571,438,320 equity shares which includes 446,728 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2010.

Our American Depository Shares are listed on the NASDAQ Global Select Market. Each ADS currently represents one equity share of par value 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2012 are held by 41,689 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2012, 39.90% of our equity shares were held by these FIIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2012, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2012, 2011 and 2010, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed approximately $21 million, $25 million and $12 million, respectively. Further, during fiscal 2012, 2011 and 2010, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them approximately $12 million, $17 million and $15 million, respectively. During fiscal 2012 and 2011, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed approximately $6 million and $4 million, respectively. Further, during fiscal 2012 and 2011, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them approximately $7 million and $5 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million. During fiscal 2012, 2011 and 2010, we engaged Infosys Australia for software development services for which we have been billed approximately $277 million, $195 million and $134 million, respectively. Further, during fiscal 2012, 2011 and 2010, Infosys Australia engaged us for certain software development services for which we billed them approximately $3 million, $7 million and $5 million, respectively. During fiscal 2012, 2011 and 2010, we received dividend from Infosys Australia of approximately $120 million, Nil and Nil, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009, we disbursed an amount of $2 million as loans to Infosys China, for expansion of business operations, at an interest rate of 6.0% per annum. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. During fiscal 2012, Infosys China repaid the entire loan. The largest amount outstanding during the fiscal year 2012 was $5 million. Further, during the year ended March 31, 2012 and March 31, 2011, we made an additional investment of Nil and $9 million, respectively, in Infosys China. As of March 31, 2012, we have invested an aggregate of $23 million as equity capital in Infosys China. During fiscal 2012, 2011 and 2010, we engaged Infosys China for software development services for which we have been billed approximately $55 million, $53 million and $28 million, respectively. Further, during fiscal 2012, 2011 and 2010 Infosys China engaged us for certain software development services for which we billed them approximately $2 million, $1 million and $2 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. During fiscal 2012, 2011 and 2010, we made an additional investment of Nil, $3 million and $4 million, respectively, in Infosys Mexico. As of March 31, 2012, we have invested an aggregate of $12 million in the subsidiary. During fiscal 2012, 2011 and 2010, we engaged Infosys Mexico for software development services for which we have been billed approximately $6 million, $11 million and $9 million, respectively. Further, during fiscal 2012, Infosys Mexico engaged us for certain software development services for which we billed them approximately $1 million.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. During fiscal 2012, 2011 and 2010 we engaged Infosys Sweden for software development services for which we have been billed approximately $2 million, $3 million and $2 million, respectively.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. During fiscal 2012 and 2011, we made an additional investment of $5 million and $2 million, respectively, in Infosys Brasil. Further, during fiscal 2012 and 2011 we disbursed Nil and $2 million, respectively, as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan is repayable within six months at the discretion of the subsidiary. During fiscal 2012, Infosys Brasil repaid the entire loan. The largest amount outstanding during the fiscal year 2012 was $2 million. As of March 31, 2012 we have invested an aggregate of $13 million as equity capital in the subsidiary. During fiscal 2012, 2011 and 2010 we engaged Infosys Brasil for software development services for which we have been billed approximately less than $1 million, $1 million and $1 million respectively. Further, during fiscal 2012, Infosys Brasil engaged us for certain software development services for which we billed them approximately less than $1 million.

Infosys Public Services. In October 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market and invested an aggregate of $5 million in the subsidiary. During fiscal 2012, Infosys Public Services engaged us for certain software development services for which we billed them approximately $36 million.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Further, in fiscal 2012 we have made an additional investment of $17 million in Infosys Shanghai. As of March 31, 2012, we have invested an aggregate of $20 million in the subsidiary.

Infosys Consulting Inc. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code.  Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. During fiscal 2012, 2011 and 2010, we engaged Infosys Consulting and its subsidiary for consulting services for which we have been billed approximately $31 million, $79 million and $80 million, respectively. Further, during fiscal 2012, 2011 and 2010 Infosys Consulting and its subsidiary engaged us for certain software development services for which we billed them approximately $9 million, $16 million and $5 million, respectively. Further, during fiscal 2012 and 2011, we billed Infosys Consulting Inc., approximately $4 million and $1 million, respectively, for certain shared facilities.

Infosys Consulting India Limited. Infosys Consulting India is a wholly owned subsidiary of Infosys Consulting Inc. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. Consequently, Infosys Consulting India Limited is now a wholly owned subsidiary of Infosys Limited.

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

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Loans to employees

We provide personal loans and salary advances to our employees in India who are not executive officers or directors.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $33 million, $32 million and $24 million were outstanding as of March 31, 2012, 2011 and 2010, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:
  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2012 and 2011
  Consolidated statements of comprehensive income for the years ended March 31, 2012, 2011 and 2010
  Consolidated statements of changes in equity for the years ended March 31, 2012, 2011 and 2010
  Consolidated statements of cash flows for the years ended March 31, 2012, 2011 and 2010
  Notes to the consolidated financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts
Export revenue

For the fiscal year ended March 31, 2012, 2011 and 2010, we generated $6,839 million, $5,909 million and $4,746 million, or 97.8%, 97.8% and 98.8% of our total revenues of $6,994 million, $6,041 million and $4,804 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference

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

In fiscal 2012, 2011 and 2010, we paid cash dividends of approximately $0.76, $1.22 and $0.48 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ( )	Dividend per Equity Share ($)	Dividend per ADS ($)
2012	35.00	0.76	0.76
2011(1)	55.00	1.22	1.22
2010	23.50	0.48	0.48
(1)	Includes a 30th year special dividend of 30 ($0.67) per share.

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

As of March 31, 2012, we had 574,230,001 equity shares issued and outstanding. There were 41,689 record holders of ADRs, evidencing 77,363,322 ADSs (equivalent to 77,363,322 equity shares). As of March 31, 2012, there were 460,138 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the NASDAQ. Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the City of Mumbai on March 31, 2012 for cable transfers in Indian rupees as published by the FEDAI, which was 50.88 per $1.00. The high and low prices for the Indian stock exchanges and NASDAQ are based on the closing prices for each day of the relevant period.
 (in Dollars)
Fiscal	BSE		NSE		Nasdaq
	High	Low	High	Low	High	Low

2012	64.98	43.04	64.98	42.91	73.40	55.18
2011	68.31	49.79	68.42	49.79	77.53	26.81
2010	55.15	26.36	55.30	26.45	62.32	21.11
2009	39.17	21.64	39.18	21.67	49.37	33.01
2008	41.83	25.81	41.84	25.84	55.84	32.85
Fiscal 2012
First Quarter	64.98	53.24	64.98	53.25	73.40	60.70
Second Quarter	58.87	43.04	58.88	42.91	68.25	47.01
Third Quarter	56.51	47.97	56.56	47.93	60.87	49.35
Fourth Quarter	58.03	50.78	58.02	50.79	60.10	51.08
Fiscal 2011
First Quarter	55.38	49.79	55.47	49.79	63.56	55.18
Second Quarter	60.11	52.98	60.12	53.07	64.56	58.33
Third Quarter	67.71	58.30	67.74	58.25	76.41	64.51
Fourth Quarter	68.31	57.42	68.42	57.43	77.53	64.52
Fiscal 2010
First Quarter	35.90	26.36	35.63	26.45	37.66	26.81
Second Quarter	47.27	32.95	47.36	32.97	49.29	34.29
Third Quarter	51.20	42.04	51.12	42.12	55.99	46.00
Fourth Quarter	55.14	46.22	55.30	46.24	62.32	50.69
Month
April 2012	54.14	43.84	54.20	43.82	57.60	45.66
March 2012	56.64	54.85	56.68	54.87	59.06	55.76
February 2012	58.03	53.56	58.02	53.61	60.1	55.47
January 2012	56.30	50.78	56.30	50.79	56.87	51.08
December 2011	54.66	52.14	54.68	52.19	53.27	49.35
November 2011	55.80	51.11	55.86	51.06	58.75	49.63
October 2011	56.51	47.97	56.56	47.93	60.87	50.04

Source for all tables above: www.bseindia.com for BSE quotes, www.nasdaq.com for NASDAQ quotes and www.nse-india.com for NSE quotes.

On May 3, 2012, the closing price of equity shares on the BSE was 2,484.35 equivalent to $46.51 per equity share based on the exchange rate on that date and on May 2, 2012, the closing price of ADSs on the NASDAQ was $47.61 per ADS.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2012 was approximately 62.33 trillion or approximately $1,238.69 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2012 was approximately 62.10 trillion or approximately $1,233.98 billion. The BSE began allowing online trading in May 1995. As of March 31, 2012, the BSE had 1384 members, comprised of 206 individual members, 1150 Indian companies and 28 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Securities Transaction Tax

Since June 1, 2006, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT has been introduced, effective April, 1 2008, with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. The Finance Bill 2012 reduces STT in Cash Delivery segment from the existing 0.125% to 0.1%. The rate change becomes effective on July 1 2012. Therefore, as of July 1, 2012 in case of delivery based purchase/sale of securities, the buyer/seller will have to pay STT @ 0.1%. See 'Taxation' for a further description of the securities transaction tax and capital gains treatment under Indian law.

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

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 16. Currently, we have 15 directors. As per the Indian Companies Act, unless the articles of association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the Board until they resign or are removed. Our Articles of Association require two thirds of our directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election.

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

As of March 31, 2012, 574,230,001 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2012, we had outstanding options to purchase 11,683 Equity Shares. For the purposes of this Annual Report on Form 20-F, "shareholder" means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

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

Pre-emptive Rights and Issue of Additional Shares

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

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:
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

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

In September 2011, the Securities and Exchange Board of India notified the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Under Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the company to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares.

Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the financial year of that company.

The acquisition of shares or voting rights which entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Such an acquirer will not be eligible to make voluntary delisting offer under the Securities & Exchange Board of India (Delisting of Existing shares) Regulations 2009, unless 12 months have elapsed from the date of the completion of offer.

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

As of March 31, 2012, our public shareholding was approximately at 70.49%.

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

Insider Trading Regulations

Under the SEBI (Prohibition of Insider Trading) Regulations, 1992 (Insider Trading Regulations), any person who holds more than 5% of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by such person and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5%), exceeding 2% of the total shareholding or voting rights in the company, from the date of last disclosure made by the person. Such disclosure is required to be made within two working days of: (i) the receipt of intimation of allotment of the shares; or (ii) the acquisition or the sale of the shares or voting rights. As a result of a clarification issued by SEBI on June 22, 2009 under the SEBI (Informal Guidance) Scheme, 2003, disclosures would be required to be made by a holder of ADSs under the Insider Trading Regulations as set out above where the shares that underlie that holder’s ADSs represent 5% or more of the shares or voting rights of the Company.

As per the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2011, any person who is a promoter or part of promoter group of a listed company shall disclose to the company in the number of shares or voting rights held by such person. Further, any person who is a promoter or part of promoter group of a listed company, shall disclose to the company and the stock exchange where the securities are listed, the total number of shares or voting rights held and any change in shareholding or voting rights, if there has been a change in such holdings of such person from the last disclosure made under Listing Agreement or under the Insider Trading Regulations and the change exceeds Rs. 500,000 in value or 25,000 shares or 1% of total shareholding or voting rights, whichever is lower. Such disclosure is required to be made within two working days of becoming such promoter or person belonging to promoter group

MATERIAL CONTRACTS

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

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares is the higher of:

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

A non-resident, other than a non-resident registered as a foreign institutional investor (FII) with the SEBI or persons of Indian nationality or origin residing outside of India (NRIs), cannot acquire shares on a stock exchange.

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

Under SEBI and the RBI regulations, unless shareholders' approval has been obtained, FIIs in aggregate may hold not more than 24% of an Indian company's equity shares. However, we have obtained the required shareholders' approval and our shares may be owned completely by FIIs, subject to the 10% individual holding limitation described above.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Investment by QFIs

Recently, Qualified Foreign Investors (QFI) have been permitted to invest through Securities Exchange Board of India (SEBI) registered Depository Participants only in equity shares of listed Indian companies through SEBI registered stock brokers on recognized stock exchanges in India as well as in equity shares of Indian companies which are offered to the public in India in terms of the relevant and applicable SEBI guidelines/regulations. The individual and aggregate investment limits for the QFls shall be 5% and 10% respectively of the paid up capital of an Indian company.

A QFI has been defined by the SEBI as a non-resident investor (other than SEBI registered FIIs and SEBI registered Foreign Venture Capital Investor) who meets the requirements of SEBI for the purpose of making investments in accordance with the regulations/orders/circulars of RBI/SEBI.

QFls are also permitted to acquire equity shares by way of right shares, bonus shares or equity shares on account of stock split / consolidation or equity shares on account of amalgamation, demerger or such corporate actions subject to the prescribed investment limits. QFIs are allowed to sell the equity shares so acquired through SEBI registered stock brokers or pursuant to the relevant SEBI guidelines such as in an open offer under the Takeover Code of in a buy back.

Dividend payments on equity shares held by QFls can either be directly remitted to the designated overseas bank accounts of the QFIs or credited to the single rupee pool bank account. In case dividend payments are credited to the single rupee pool bank account they shall be remitted to the designated overseas bank accounts of the QFIs within five working days (including the day of credit of such funds to the single rupee pool bank account). Within these five working days, the dividend payments can be also utilized for fresh purchases of equity shares under this scheme, if so instructed by the QFI.

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
  There are ADSs issued in respect of the shares of the company;
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
  The ADS offering is approved by a special resolution of the shareholders of the issuer ina general meeting;
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
  All equity holders may participate;
  The issuer must obtain special shareholder approval; and
  The proceeds must be repatriated to India within one month of the closure of the issue
TAXATION

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

The Finance Bill 2012 has also proposed the General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/abuse of provisions of Income Tax Act,1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. The authority has yet to issue the guidelines and conditions relating to implementation of GAAR.

We believe this information is materially complete as of the date hereof. However, these details are not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

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

Minimum Alternate Tax. Section 115JA to the Income Tax Act which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. The Finance Act, 2011 included income earned by SEZ developers and SEZ operating units in the computation of book profits for the levy of MAT. The Finance Act, 2011 increased the effective rate of MAT to 20.01% from 19.93% (inclusive of surcharge and education cess).

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

Since June 1, 2006, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT has been introduced, effective from April 1 2008, with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. The Finance Bill 2012 reduces STT in Cash Delivery segment from the existing 0.125% to 0.1%. The rate change becomes effective on July 1 2012. Therefore, as of July 1, 2012 in case of delivery based purchase/sale of securities, the buyer/seller will have to pay STT @ 0.1%.

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

It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and a maximum rate of 30% excluding the applicable surcharge and education cess, in case of residentemployees, and non-resident individuals with taxable income over 800,000.
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

Material United States Federal Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes, generally for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

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

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs.

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

Subject to certain limitations, dividends paid prior to January 1, 2013 to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Select Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NASDAQ Global Select Market. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Unless legislation to the contrary is enacted, dividends paid on or after January 1, 2013 are taxable at ordinary income rates. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

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

Additional Tax on Investment Income. For taxable years beginning after December 31, 2012, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Backup withholding tax and information reporting requirements. Any dividends paid on, or proceeds from a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%, which such rate is scheduled to increase to 31% on or after January 1, 2013) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. These disclosure requirements are effective for taxable years beginning after March 18, 2010 (which, for a U.S. individual taxpayer who has a calendar taxable year, would include the taxable year ending December 31, 2011). Each U.S. holder should consult its tax advisor concerning its obligation to file new Internal Revenue Service Form 8938.

Passive foreign investment company. A non-U.S. corporation generally will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:
  75% or more of its gross income for the taxable year is passive income; or
  on average for the taxable year by value, , if 50% or more of its assets (generally by value) produce or are held for the production of passive income.
We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2012. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:
  may be required to pay an interest charge together with tax calculated at ordinary income rates on 'excessdistributions,' as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale orother disposition of equity shares;
  may avoid the ‘excess distribution’ rules described above by making a 'qualified electing fund election' (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their prorata share of undistributed amounts of our income. We do not plan to provide information necessary for U.S. holders to make a 'qualified electing fund' election;
  may avoid the ‘excess distribution rules described above if the equity shares are 'marketable' by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year; or
  may be subject to additional annual return requirements and may be required to file Internal Revenue ServiceForm 8621.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF EQUITY SHARES OR ADSS. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION.

DOCUMENTS ON DISPLAY

This report and other information filed or to be filed by Infosys Limited can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20459.

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

Fees and other payments made by the depositary

During fiscal 2012, expenses in an aggregate amount of approximately $ 1,780,899.16 have been borne by the depositary in relation to the Company’s ADS program, including approximately:
  $ 11,445 towards payments made to Thomson Reuters (Markets) LLC for IR tool – Reuters Knowledge; and
  $47,480 towards payments made to I-Deal LLC for IR tools for market intelligence.
Apart from this, the Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2012.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Limited

We have audited Infosys Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of
March 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, and the related financial statement schedule II, and our report dated May 3, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule II.

KPMG

Bangalore, India
May 3, 2012

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

Item 16B. Code of Ethics

On April 15, 2011, our Board of Directors adopted a revised Code of Conduct and Ethics that is intended to replace the earlier Code of Ethics for Principal Executive and Senior Financial Officers and the earlier Code of Business Conduct and Ethics and ensure compliance with Section 406 of the Sarbanes-Oxley Act. The revised Code of Conduct and Ethics is applicable to all officers, directors and employees and is posted on our website at www.infosys.com.

Our Audit Committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Infosys or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Infosys to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. On April 13, 2012, our Board of Directors adopted a revised Whistleblower Policy that is intended to replace the Whistleblower Policy adopted by the Board of Directors on April 9, 2003. The revised Whistleblower Policy is attached to this Annual Report as Exhibit 11.1 and is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2012 and 2011:

Type of Service	Fiscal 2012	Fiscal 2011	Description of Services
(a) Audit Fees	$883,160	$876,220	Audit and review of financial statements
(b) Tax Fees	11,801	2,141	Tax returns and filing and advisory services
(c) All Other Fees	295,769	13,548	Statutory certifications, quality registrar, due diligence, work permit related services and other advisory services
Total	$1,190,730	$891,909

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Limited

In connection with the March 31, 2012 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by the Public Company Accounting Oversight Board (United States), Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India May 3, 2012	Deepak M. Satwalekar Chairperson, Audit committee	Sridar A. Iyengar Member, Audit committee	R.Seshasayee Member, Audit committee

Ravi Venkatesan Member, Audit committee

Report of management

The management is responsible for preparing the company's consolidated financial statements and related information that appears in this Annual Report. The management believes that the consolidated financial statements fairly reflect the form and substance of transactions, and reasonably present the financial condition and results of operations of Infosys Limited and subsidiaries in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. The management has included, in the company's consolidated financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

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

Bangalore, India May 3, 2012	V. Balakrishnan Chief Financial Officer	S. D. Shibulal Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Limited

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2012 and 2011, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 3, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India
May 3, 2012

Infosys Limited and subsidiaries (formerly Infosys Technologies Limited and subsidiaries)

Consolidated Balance Sheets as of March 31,
(Dollars in millions except share data)
	Note	2012	2011
ASSETS
Current assets
Cash and cash equivalents	2.1	$4,047	$3,737
Available-for-sale financial assets	2.2	6	5
Investment in certificates of deposit		68	27
Trade receivables		1,156	1,043
Unbilled revenue		368	279
Derivative financial instruments	2.7	–	15
Prepayments and other current assets	2.4	300	206
Total current assets		5,945	5,312
Non-current assets
Property, plant and equipment	2.5	1,063	1,086
Goodwill	2.6	195	185
Intangible assets	2.6	34	11
Available-for-sale financial assets	2.2	2	5
Deferred income tax assets	2.17	62	85
Income tax assets	2.17	204	223
Other non-current assets	2.4	32	103
Total non-current assets		1,592	1,698
Total assets		$7,537	$7,010
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	2.7	$9	–
Trade payables		5	10
Current income tax liabilities	2.17	207	183
Client deposits		3	5
Unearned revenue		107	116
Employee benefit obligations	2.8	98	31
Provisions	2.9	26	20
Other current liabilities	2.10	482	451
Total current liabilities		937	816
Non-current liabilities
Deferred income tax liabilities	2.17	2	–
Employee benefit obligations	2.8	–	58
Other non-current liabilities	2.10	22	14
Total liabilities		961	888
Equity
Share capital-5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,396,401 and 571,317,959, net of 2,833,600 treasury shares each as of March 31, 2012 and March 31, 2011, respectively		64	64
Share premium		703	702
Retained earnings		6,509	5,294
Other components of equity		(700)	62
Total equity attributable to equity holders of the company		6,576	6,122
Non-controlling interests		–	–
Total equity		6,576	6,122
Total liabilities and equity		$7,537	$7,010
Commitments and contingent liabilities	2.5 and 2.17
The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries (formerly Infosys Technologies Limited and subsidiaries)

Consolidated Statements of Comprehensive Income for the years ended March 31,
(Dollars in millions except share and per equity share data)
	Note	2012	2011	2010
Revenues		$6,994	$6,041	$4,804
Cost of sales		4,118	3,497	2,749
Gross profit		2,876	2,544	2,055
Operating expenses:
Selling and marketing expenses		366	332	251
Administrative expenses		497	433	344
Total operating expenses		863	765	595
Operating profit		2,013	1,779	1,460
Other income, net	2.14	397	267	209
Profit before income taxes		2,410	2,046	1,669
Income tax expense	2.17	694	547	356
Net profit		$1,716	$1,499	$1,313
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset		–	–	$2
Gain transferred to net profit on sale of available-for-sale financial asset		–	–	(1)
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.17)		(2)	(2)	6
Exchange differences on translating foreign operations		(760)	72	555
Total other comprehensive income		$(762)	$70	$562

Total comprehensive income		$954	$1,569	$1,875
Profit attributable to:
Owners of the company		$1,716	$1,499	$1,313
Non-controlling interest		–	–	–
		$1,716	$1,499	$1,313
Total comprehensive income attributable to:
Owners of the company		$954	$1,569	$1,875
Non-controlling interest		–	–	–
		$954	$1,569	$1,875
Earnings per equity share
Basic ($)		3.00	2.62	2.30
Diluted ($)		3.00	2.62	2.30
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		571,365,494	571,180,050	570,475,923
Diluted		571,396,142	571,368,358	571,116,031
The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries (formerly Infosys Technologies Limited and subsidiaries)

Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of March 31, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the year ended March 31, 2010
Shares issued on exercise of employee stock options	995,149	–	20	–	–	20
Treasury shares(1)	(2,833,600)	–	–	–	–	–
Reserves on consolidation of trusts	–	–	–	10	–	10
Income tax benefit arising on exercise of share options	–	–	2	–	–	2
Dividends (including corporate dividend tax)	–	–	–	(330)	–	(330)
Reversal of impairment loss on available-for-sale financial asset	–	–	–	–	2	2
Gain transferred to net profit on sale of available-for-sale financial asset	–	–	–	–	(1)	(1)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.17)	–	–	–	–	6	6
Net profit	–	–	–	1,313	–	1,313
Exchange differences on translating foreign operations	–	–	–	–	555	555
Balance as of March 31, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
Changes in equity for the year ended March 31, 2011
Shares issued on exercise of employee stock options	326,367	–	5	–	–	5
Income tax benefit arising on exercise of share options	–	–	3	–	–	3
Dividends (including corporate dividend tax)	–	–	–	(816)	–	(816)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.17)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,499	–	1,499
Exchange differences on translating foreign operations	–	–	–	–	72	72
Balance as of March 31, 2011	571,317,959	$64	$702	$5,294	$62	$6,122
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(501)	–	(501)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.17)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,716	–	1,716
Exchange differences on translating foreign operations	–	–	–	–	(760)	(760)
Balance as of March 31, 2012	571,396,401	$64	$703	$6,509	$ (700)	$6,576
The accompanying notes form an integral part of the consolidated financial statements
(1) Effective fiscal 2010 treasury shares held by controlled trusts were consolidated

Infosys Limited and subsidiaries (formerly Infosys Technologies Limited and subsidiaries)

Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	Note	2012	2011	2010
Operating activities:
Net profit		$1,716	$1,499	$1,313
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	195	189	199
Income on investments		(8)	(22)	(36)
Income tax expense	2.17	694	547	356
Effect of exchange rate changes assets and liabilities		7	–	–
Other non cash item		1	1	1
Changes in working capital
Trade receivables		(247)	(254)	41
Prepayments and other assets		(13)	(52)	(49)
Unbilled revenue		(131)	(88)	(19)
Trade payables		(5)	7	(4)
Client deposits		(1)	3	1
Unearned revenue		6	(3)	42
Other liabilities and provisions		123	98	(23)
Cash generated from operations		2,337	1,925	1,822
Income taxes paid	2.17	(656)	(627)	(370)
Net cash provided by operating activities		1,681	1,298	1,452
Investing activities:
Payment for acquisition of business, net of cash acquired	2.3	(41)	–	(37)
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(301)	(285)	(138)
Payment on acquisition of intangible assets	2.6	(19)	–	–
Proceeds on sale of property, plant and equipment		–	–	1
Loans to employees		(5)	(7)	2
Deposits placed with corporation		(23)	(22)	(6)
Income on investments		6	5	22
Investment in certificates of deposit		(75)	(185)	(249)
Redemption of certificates of deposit		31	436	–
Investment in available-for-sale financial assets		(1,247)	(425)	(2,091)
Redemption of available-for-sale financial assets		1,245	973	1,571
Net cash (used in)/ provided by investing activities		(429)	490	(925)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	5	20
Payment of dividends (including corporate dividend tax)		(501)	(816)	(330)
Net cash used in financing activities		(500)	(811)	(310)
Effect of exchange rate changes on cash and cash equivalents		(442)	62	304
Net increase in cash and cash equivalents		751	977	217
Cash and cash equivalents at the beginning	2.1	3,737	2,698	2,167
Opening balance of cash and cash equivalents of controlled trusts		–	–	10
Cash and cash equivalents at the end	2.1	$4,047	$3,737	$2,698
Supplementary information:
Restricted cash balance	2.1	$52	$24	$16
The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), and Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the NASDAQ Global Select Market. The company’s consolidated financial statements were authorized for issue by the company’s Board of Directors on May 3, 2012.

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

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

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

 1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

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

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

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

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

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

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

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

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

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

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

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

For all other financial instruments, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

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

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million).

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

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

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

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

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses

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

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a.	whether it has control, joint control or significant influence over another entity; and
b.	the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

2 Notes to the Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
 (Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Cash and bank deposits	$3,746	$3,385
Deposits with corporations	301	352
	$4,047	$3,737

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of $52 million and $24 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Current accounts
ABN Amro Bank, China	$8	$4
ABN Amro Bank, China (U.S. dollar account)	1	5
ABN Amro Bank, Taiwan	–	1
Bank of America, USA	117	67
Bank of America, Mexico	1	1
Citibank N.A., Australia	17	14
Citibank N.A., Brazil	1	1
Citibank N.A, China	1	–
Citibank N.A, China (U.S. dollar account)	2	3
Citibank N.A., Japan	2	4
Citibank N.A, Czech Republic (Euro account)	1	–
Citibank N.A., New Zealand	2	–
Citibank N.A., Thailand	–	1
Deutsche Bank, Belgium	1	1
Deutsche Bank, Czech Republic (US dollar account)	1	–
Deutsche Bank, France	1	1
Deutsche Bank, Germany	2	1
Deutsche Bank, India	2	3
Deutsche Bank, Netherlands	1	1
Deutsche Bank, Singapore	2	1
Deutsche Bank, Philippines (US dollar account)	1	–
Deutsche Bank, United Kingdom	6	9
Deutsche Bank-EEFC, India (Euro account)	2	2
Deutsche Bank-EEFC, India (U.S. dollar account)	5	32
Deutsche Bank-EEFC, India (Swiss Franc account)	1	1
HSBC Bank, United Kingdom	–	2
ICICI Bank, India	4	7
ICICI Bank-EEFC, India (U.S. dollar account)	6	5
Nordbanken, Sweden	1	1
Royal Bank of Canada, Canada	1	5
Shanghai Pudong Development Bank, China	–	1
Commonwealth Bank of Australia, Australia	1	–
Bank of New Zealand	3	–
National Australia Bank Limited, Australia	1	–
	$195	$174
Deposit accounts
Andhra Bank, India	$100	$90
ABN Amro Bank, China	–	3
Allahabad Bank, India	168	126
Axis Bank, India	158	120
Bank of America, USA	–	19
Bank of America, Mexico	1	4
Bank of Baroda, India	341	247
Bank of India, India	295	268
Bank of Maharashtra, India	93	114
Bank of China, China	5	–
Canara Bank, India	317	298
Central Bank of India, India	148	79
Citibank N.A, Brazil	–	1
Citibank N.A., Czech Republic	–	1
Citibank N.A., China	5	–
Corporation Bank, India	78	66
DBS Bank, India	8	–
Deutsche Bank, Poland	8	5
Federal Bank, India	4	–
HDFC Bank, India	267	145
HSBC Bank, United Kingdom	1	4
ICICI Bank, India	296	177
IDBI Bank, India	202	173
ING Vysya Bank, India	16	–
Indian Overseas Bank, India	118	116
Jammu and Kashmir Bank, India	5	3
Kotak Mahindra Bank, India	34	6
National Australia Bank Limited, Australia	13	122
Oriental Bank of Commerce, India	140	146
Punjab National Bank, India	258	335
Ratnakar Bank, India	1	–
State Bank of Hyderabad, India	114	57
State Bank of India, India	12	102
State Bank of Mysore, India	49	79
South Indian Bank, India	12	11
Syndicate Bank, India	108	113
Union Bank of India, India	118	142
Vijaya Bank, India	30	32
Yes Bank, India	28	7
	$3,551	$3,211
Deposits with corporations
HDFC Limited, India	$301	$352
	$301	$352
Total	$4,047	$3,737

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investments in liquid mutual fund units and unlisted equity securities are as follows:
 (Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Current
Liquid mutual fund units:
Cost and fair value	$6	$5

Non Current
Unlisted equity securities:
Cost	–	–
Gross unrealised holding gains	2	5
Fair value	2	5

Total available-for-sale financial assets	$8	$10

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs. Additionally, the remaining 2,154,100 shares had a fair value of $8 million as at March 31, 2010. As of March 31, 2011, these 2,154,100 shares were fair valued at $5 million.

As of March 31, 2012 the 2,154,100 shares were fair valued at $2 million and the resultant unrealized loss of $2 million, net of taxes of $1 million has been recognized in other comprehensive income for the year ended March 31, 2012. The fair value of $2 million has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

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

During the year ended March 31, 2012, the liability related to the contingent consideration increased by $1 million due to passage of time. As of March 31, 2012 and March 31, 2011, the liability related to contingent consideration was $11 million and $10 million, respectively.

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

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

This business acquisition is expected to strengthen Infosys BPO’s capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	4	–	4
Intangible assets-Customer contracts and relationships	–	8	8
Deferred tax liabilities on intangible assets	–	(2)	(2)
	5	6	11
Goodwill			30
Total purchase price			$41

The goodwill is not tax deductable.

The acquisition date fair value of the total consideration transferred is $41 million in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was $8 million. Majority of the amount has been collected subsequently and based on past experience the management expects the balance to be fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of $1 million related to the acquisition have been included under cost of sales in the consolidated statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Current
Rental deposits	$3	$10
Security deposits with service providers	7	14
Loans to employees	32	31
Prepaid expenses (1)	10	10
Interest accrued and not due	8	5
Withholding taxes (1)	134	123
Deposit with corporation	97	–
Advance payments to vendors for supply of goods (1)	7	8
Other assets	2	5
	$300	$206
Non-current
Loans to employees	$1	$1
Security deposits with service providers	6	–
Deposit with corporation	11	98
Prepaid gratuity and other benefits (1)	3	–
Prepaid expenses (1)	3	4
Rental Deposits	8	–
	$32	$103
	$332	$309
Financial assets in prepayments and other assets	$175	$164
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

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2011	$124	$813	$288	$299	$173	$1	$118	$1,816
Additions	33	50	33	61	22	–	106	305
Additions through business combinations (Refer Note 2.3)	–	–	–	–	1	–	–	1
Deletions	–	–	(40)	(54)	(27)	–	–	(121)
Translation difference	(17)	(103)	(35)	(33)	(18)	1	(21)	(226)
Gross Carrying value as of March 31, 2012	140	760	246	273	151	2	203	1,775
Accumulated depreciation as of April 1, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Depreciation	–	(52)	(51)	(55)	(33)	(1)	–	(192)
Accumulated depreciation on deletions	–	–	40	54	27	–	–	121
Translation difference	–	30	21	27	11	–	–	89
Accumulated depreciation as of March 31, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Carrying value as of March 31, 2012	140	519	90	59	51	1	203	1,063
Carrying value as of March 31, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086

During fiscal 2012, certain assets which were not in use having gross book value of $112 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	$73	$735	$281	$279	$170	$1	$91	$1,630
Additions	49	72	37	64	28	–	25	275
Deletions	–	–	(32)	(48)	(27)	–	–	(107)
Translation difference	2	6	2	4	2	–	2	18
Gross Carrying value as of March 31, 2011	124	813	288	299	173	1	118	1,816
Accumulated depreciation as of April 1, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Depreciation	–	(51)	(52)	(52)	(32)	–	–	(187)
Accumulated depreciation on deletions	–	–	32	48	27	–	–	107
Translation difference	–	(2)	(2)	(3)	(2)	–	–	(9)
Accumulated depreciation as of March 31, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Carrying value as of April 1, 2010	73	569	137	46	72	1	91	989
Carrying value as of March 31, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086

During fiscal 2011, certain assets which were not in use having gross book value of $107 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2010:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	$56	$574	$233	$243	$153	$1	$134	$1,394
Additions	11	82	45	44	21	–	(60)	143
Acquistion through Business combination	–	–	–	1	–	–	–	1
Deletions	–	–	(28)	(39)	(23)	–	–	(90)
Translation difference	6	79	31	30	19	–	17	182
Gross carrying value as of March 31, 2010	73	735	281	279	170	1	91	1,630
Accumulated depreciation as of April 1, 2009	–	(106)	(103)	(189)	(76)	–	–	(474)
Depreciation	–	(44)	(55)	(57)	(35)	–	–	(191)
Accumulated depreciation on deletions	–	–	28	39	23	–	–	90
Translation difference	–	(16)	(14)	(26)	(10)	–	–	(66)
Accumulated depreciation as of March 31, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Carrying value as of April 1, 2009	56	468	130	54	77	1	134	920
Carrying value as of March 31, 2010	$73	$569	$137	$46	$72	$1	$91	$989

During fiscal 2010, certain assets which were not in use having an aggregate gross book value of $82 million (carrying value nil), were retired.

The depreciation expense for the year ended March 31, 2012, 2011 and 2010 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $56 million and $33 million as of March 31, 2012 and March 31, 2011, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $205 million and $183 million as of March 31, 2012 and March 31, 2011, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Carrying value at the beginning	$185	$183
Goodwill recognized on acquisition (refer to note 2.3)	30	–
Translation differences	(20)	2
Carrying value at the end	$195	$185

During the quarter ended June 30, 2011, the Company internally reorganized its business to increase its client focus. Consequent to the internal reorganization, there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.20). Accordingly, the goodwill has been allocated to the new operating segments as at March 31, 2012 and as at March 31, 2011.

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(Dollars in millions)
Segment	As of
	March 31, 2012	March 31, 2011
Financial services and insurance (FSI)	$85	$90
Manufacturing enterprises (MFG)	22	21
Energy, utilities and telecommunication services (ECS)	28	21
Retail, logistics, consumer product group, life sciences enterprises (RCL)	60	53
Total	$195	$185

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2012, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Gross carrying value at the beginning	$25	$24
Additions through business combinations (Refer to note 2.3)	8	–
Additions	18	–
Translation differences	–	1
Gross carrying value at the end	$51	$25

Accumulated amortization at the beginning	$14	$12
Amortization expense	3	2
Accumulated amortization at the end	$17	$14
Net carrying value	$34	$11

During the quarter ended June 30, 2011, Infosys Australia entered into an agreement with Telecom New Zealand Limited (Telecom) to purchase assets primarily pertaining to the rights to mutual subcontracting agreement for the existing customer contracts of Telecom’s Gen-I division. Consequent to the transaction, Infosys Australia recognized the subcontracting rights amounting to $4 million as intangible assets and is amortizing the same over a period of three years, being the management’s estimate of useful life of such intangible assets.

During the quarter ended September 30, 2011, Infosys Shanghai paid $11 million towards the acquisition of land use rights. The land use rights are being amortized over the initial term of 50 years. Further during the three months ended March 31, 2012, government grant has been received for the land use right and is amortized over the initial term of 50 years.

During the quarter ended March 2012, Infosys recognised $3 million as intangible assets on account of software purchase and is amortizing the same over a period of five years being the management’s estimate of useful life of such intangible assets.

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during fiscal 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2012, the customer contracts have a remaining amortization period of approximately three years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately seven years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the asset, based on the life over which economic benefits were expected to be realized, was fully amortized in fiscal 2010.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2012, 2011 and 2010 were $3 million, $2 million and $8 million, respectively

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2012, 2011 and 2010 were $140 million, $116 million and $92 million, respectively.

2.7 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$4,047	–	–	–	$4,047
Available-for-sale financial assets (Refer Note 2.2)	–	–	8	–	8
Investment in certificates of deposit	68	–	–	–	68
Trade receivables	1,156	–	–	–	1,156
Unbilled revenue	368	–	–	–	368
Prepayments and other assets (Refer Note 2.4)	175	–	–	–	175
Total	$5,814	–	$8	–	$5,822
Liabilities:
Derivative financial instruments	–	$9	–	–	$9
Trade payables	–	–	–	5	5
Client deposits	–	–	–	3	3
Employee benefit obligations (Refer Note 2.8)	–	–	–	98	98
Other liabilities (Refer Note 2.10)	–	–	–	384	384
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	11	11
Total	–	$9	–	$501	$510

The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$3,737	–	–	–	$3,737
Available-for-sale financial assets (Refer Note 2.2)	–	–	10	–	10
Investment in certificates of deposit	27	–	–	–	27
Trade receivables	1,043	–	–	–	1,043
Unbilled revenue	279	–	–	–	279
Derivative financial instruments	–	15	–	–	15
Prepayments and other assets (Refer Note 2.4)	164	–	–	–	164
Total	$5,250	$15	$10	–	$5,275
Liabilities:
Trade payables	–	–	–	$10	$10
Client deposits	–	–	–	5	5
Employee benefit obligations (Refer Note 2.8)	–	–	–	89	89
Other liabilities (Refer Note 2.10)	–	–	–	376	376
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	10	10
Total	–	–	–	$490	$490

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(Dollars in millions)
	As of March 31, 2012	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$6	$6	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$2	–	$2	–
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	$9	–	$9	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:
(Dollars in millions)
	As of March 31, 2011	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$5	$5	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$5	–	$5	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$15	–	$15	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Interest income on deposits and certificates of deposit (Refer Note 2.14)	$374	$250	$164
Income from available-for-sale financial assets (Refer Note 2.14)	6	5	34
	$380	$255	$198

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
(In millions)
	As of
	March 31, 2012	March 31, 2011
Forward contracts
In U.S. dollars	729	546
In Euro	51	28
In United Kingdom Pound Sterling	35	15
In Australian dollars	24	10
Option contracts
In U.S. dollars	50	–

The company recognized a loss on derivative financials instruments of $57 million for the year ended March 31, 2012 and a gain on derivative financial instruments of $13 million and $63 million for the year ended March 31, 2011 and 2010, respectively, which are included under other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Not later than one month	$68	$97
Later than one month and not later than three months	155	146
Later than three months and not later than one year	666	377
	$889	$620

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

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Aggregate amount of outstanding forward and option contracts	$889	$620
Gains / (losses) on outstanding forward and option contracts	$(9)	$15

The outstanding foreign exchange forward and option contracts as of March 31, 2012 and March 31, 2011, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$137	$11	$7	$16	$32	$203
Trade receivables	770	116	110	78	47	1,121
Unbilled revenue	201	59	24	12	31	327
Other assets	128	4	5	–	22	159
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(3)	–	–	–	–	(3)
Accrued expenses	(85)	(8)	–	(1)	(13)	(107)
Employee benefit obligations	(38)	–	–	(1)	(18)	(57)
Other liabilities	(242)	(49)	(1)	(5)	(17)	(314)
Net assets / (liabilities)	$868	$133	$145	$99	$82	$1,327

The following table analyzes foreign currency risk from financial instruments as of March 31, 2011:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$132	$9	$16	$119	$31	$307
Trade receivables	694	91	106	66	49	1,006
Unbilled revenue	164	40	22	15	16	257
Other assets	132	3	13	–	9	157
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(5)	–	–	–	–	(5)
Accrued expenses	(52)	(4)	3	–	(8)	(61)
Employee benefit obligations	(30)	–	(3)	–	(14)	(47)
Other liabilities	(329)	(40)	(6)	(1)	(15)	(391)
Net assets / (liabilities)	$706	$99	$151	$199	$66	$1,221

For the year ended March 31, 2012, 2011 and 2010, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.5%, 0.5% and 0.6%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,156 million and $1,043 million as of March 31, 2012 and March 31, 2011, respectively and unbilled revenue amounting to $368 million and $279 million as of March 31, 2012 and March 31, 2011, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
 (In %)
	Year ended March 31,
	2012	2011	2010
Revenue from top customer	4.3	4.7	4.6
Revenue from top five customers	15.5	15.4	16.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity instruments. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, $838 million and $752 million as of March 31, 2012 and March 31, 2011, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of less than $1 million and $1 million as of March 31, 2012 and March 31, 2011, respectively.

The Company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $17 million and $18 million as of March 31, 2012 and March 31, 2011, respectively, that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	March 31, 2012	March 31, 2011
Less than 30	$218	$208
31 – 60	37	43
61 – 90	37	14
More than 90	26	26
	$318	$291

The provisions for doubtful accounts receivable for the year ending March 31, 2012 was $14 million and the provisions for doubtful accounts receivable for each of the years ended March 31, 2011 and March 31, 2010 was less than $1 million.

The movement in the provisions for doubtful accounts receivable is as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Balance at the beginning	$19	$23	$21
Translation differences	(3)	(1)	3
Provisions for doubtful accounts receivable	14	–	–
Trade receivables written off	(13)	(3)	(1)
Balance at the end	$17	$19	$23

Liquidity risk

As of March 31, 2012, the company had a working capital of $5,008 million including cash and cash equivalents of $4,047 million, available-for-sale financial assets of $6 million and investments in certificates of deposit of $68 million. As of March 31, 2011, the company had a working capital of $4,496 million including cash and cash equivalents of $3,737 million, available-for-sale financial assets of $5 million and investments in certificates of deposit of $27 million.

As of March 31, 2012 and March 31, 2011, the outstanding employee benefit obligations were $98 million and $89 million, respectively, which have been fully funded. Further, as of March 31, 2012 and March 31, 2011, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$5	–	–	–	$5
Client deposits	$3	–	–	–	$3
Other liabilities (Refer Note 2.10)	$381	$3	–	–	$384
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	$1	$2	$10	$2	$15

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2011:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$10	–	–	–	$10
Client deposits	$5	–	–	–	$5
Other liabilities (Refer Note 2.10)	$371	$5	–	–	$376
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	$1	$2	$10	$2	$15

As of March 31, 2012 and March 31, 2011, the company had outstanding financial guarantees of $4 million and $5 million, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2012 and March 31, 2011.

 2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Current
Compensated absence	$98	$31
	$98	$31
Non-current
Compensated absence	–	$58
	–	$58
	$98	$89

2.9 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Provision for post sales client support	$26	$20

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Balance at the beginning	$20	$18	$18
Translation differences	(3)	1	–
Provision recognized/(reversed)	13	1	–
Provision utilized	(4)	–	–
Balance at the end	$26	$20	$18

Provision for post sales client support for the year ended March 31, 2012, 2011 and 2010 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Current
Accrued compensation to employees	$127	$164
Accrued expenses	213	173
Withholding taxes payable (1)	100	74
Retainage	10	6
Unamortized negative past service cost (Refer Note 2.12.1) (1)	1	5
Liabilities of controlled trusts	29	27
Liability towards acquisition of business (Refer Note 2.3)	–	1
Others	2	1
	$482	$451
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$11	$9
Accrued expenses	1	5
Unamortized negative past service cost (Refer Note 2.12.1) (1)	3	–
Incentive accruals	2	–
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	5	–
	$22	$14
	$504	$465
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$384	$376
Financial liability towards acquisition of business on a discounted basis (Refer Note 2.3)	$11	$10
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	$15	$15
(1)Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

 2.11 Expenses by nature
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Employee benefit costs (Refer Note 2.12.4)	$3,815	$3,265	$2,553
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	195	189	199
Travelling costs	233	210	147
Consultancy and professional charges	99	75	59
Rates and taxes	13	12	6
Cost of software packages	101	77	71
Third party items bought for service delivery to clients	34	30	3
Communication costs	57	52	48
Cost of technical sub-contractors	160	132	79
Consumables	6	6	5
Power and fuel	38	37	30
Repairs and maintenance	89	79	55
Commission	6	3	3
Branding and marketing expenses	26	21	16
Provision for post-sales client support (Refer Note 2.9)	13	1	–
Provisions for doubtful accounts receivable (Refer Note 2.7)	14	–	–
Operating lease payments (Refer Note 2.15)	40	33	26
Postage and courier	3	3	2
Printing and stationery	3	3	2
Insurance charges	8	7	6
Donations	5	–	9
Others	23	27	25
Total cost of sales, selling and marketing expenses and administrative expenses	$4,981	$4,262	$3,344

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2012, 2011, 2010, 2009 and 2008:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	$108	$72	$52	$56	$51
Service cost	33	39	17	11	14
Interest cost	8	5	4	3	4
Actuarial losses/(gains)	(1)	4	(1)	–	(2)
Benefits paid	(14)	(14)	(8)	(5)	(6)
Plan amendments	–	–	–	–	(9)
Translation differences	(16)	2	8	(13)	4
Benefit obligations at the end	$118	$108	$72	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$108	$73	$52	$59	$51
Expected return on plan assets	10	8	5	4	4
Actuarial (losses)/gains	–	–	–	–	1
Employer contributions	32	40	14	7	4
Benefits paid	(14)	(14)	(8)	(5)	(6)
Translation differences	(15)	1	10	(13)	5
Fair value of plan assets at the end	$121	$108	$73	$52	$59
Funded status	$3	–	$1	–	$3
Prepaid benefit	$3	–	$1	–	$3

Net gratuity cost for the year ended March 31, 2012, 2011 and 2010 comprises the following components:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Service cost	$33	$39	$17
Interest cost	8	5	4
Expected return on plan assets	(10)	(8)	(5)
Actuarial (gains)/loss	(1)	4	(1)
Plan amendments	(1)	(1)	(1)
Net gratuity cost	$29	$39	$14

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Cost of sales	$26	$34	$12
Selling and marketing expenses	2	3	1
Administrative expenses	1	2	1
	$29	$39	$14

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $4 million and $5 million as of March 31, 2012 and March 31, 2011, respectively, has been included under other current and other non-current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2012, March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008 are set out below:

	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Discount rate	8.6%	8.0%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2012, 2011 and 2010 are set out below:

	Year ended March 31,
	2012	2011	2010
Discount rate	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.4%	9.0%

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law. As of March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2012, 2011 and 2010 was $10 million, $8 million and $5 million respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2012, 2011 and 2010 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute $29 million to the gratuity trusts during the fiscal 2013.

2.12.2 Superannuation

The company contributed $30 million, $24 million and $19 million to the superannuation plan during the year ended March 31, 2012, 2011 and 2010, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Cost of sales	$26	$21	$17
Selling and marketing expenses	2	2	1
Administrative expenses	2	1	1
	$30	$24	$19

2.12.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position are given below:
(Dollars in millions)
Particulars	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009	March 31, 2008
Plan assets at period end, at fair value	$357	$354	$288	$197	$186
Present value of benefit obligation at period end	357	354	288	197	186
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8 years	7 years	7 years	6 years	6 years
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

The company contributed $49 million, $44 million and $36 million to the provident fund during the year ended March 31, 2012, 2011 and 2010, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Cost of sales	$44	$38	$32
Selling and marketing expenses	4	4	2
Administrative expenses	1	2	2
	$49	$44	$36

2.12.4 Employee benefit costs include:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Salaries and bonus	$3,707	$3,158	$2,484
Defined contribution plans	35	28	23
Defined benefit plans	73	79	46
Share-based compensation	–	–	–
	$3,815	$3,265	$2,553

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Cost of sales	$3,377	$2,850	$2,241
Selling and marketing expenses	283	268	198
Administrative expenses	155	147	114
	$3,815	$3,265	$2,553

2.13 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2012, 2011 and 2010.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2012, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. Section 205 (2A) of the Indian Companies Act 1956 (the Act) along with the Companies (Transfer of Profits to Reserves) Rules, 1975 and Companies ( Declaration of Dividend out of Reserves) Rules, 1975, provide that certain conditions must be satisfied prior to the declaration of dividends. These conditions relate to the transfer of profits for that year to the company’s general reserves, and in the event of inadequacy of profits, a company must comply with conditions relating to the percentage of dividend that can be declared and minimum reserve balances that need to be maintained by the company.

The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Consequent to the requirements of the Act, the company has transferred $144 million, $481 million and $45 million, to general reserves during the year ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively. As of March 31, 2012 and March 31, 2011 the company has $1,446 million and $1,302 million, respectively, in its general reserves.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2012, 2011 and 2010 was $0.76 (35.00), $1.22 (55.00) and $0.48(23.50), respectively.

The Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of approximately $0.43 per equity share (22 per equity share) and a special dividend, recognizing ten years of Infosys BPO’s operations, of approximately $0.20 per equity share (10 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 09, 2012, and if approved, would result in a cash outflow of approximately $420 million, inclusive of corporate dividend tax of $59 million.

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

As of March 31, 2012 and 2011, the company had 11,683 and 98,790 number of shares reserved for issue under the employee stock option plans, respectively.

2.14 Other income

Other income consists of the following:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Interest income on deposits and certificates of deposit	$374	$250	$164
Exchange gains/ (losses) on forward and options contracts	(57)	13	63
Exchange gains/ (losses) on translation of other assets and liabilities	70	(4)	(57)
Income from available-for-sale financial assets/ investments	6	5	34
Others	4	3	5
	$397	$267	$209

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $40 million, $33 million and $26 million for the year ended March 31, 2012, 2011 and 2010, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Within one year of the balance sheet date	$31	$25
Due in a period between one year and five years	$55	$56
Due after five years	$15	$16

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

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2012, 2011 and 2010 are set out below.

	Year ended March 31, 2012		Year ended March 31, 2011		Year ended March 31, 2010
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	50,070	$15	242,264	$14	916,759	$18
Forfeited and expired	(480)	$18	(3,519)	$16	(60,424)	$33
Exercised	(49,590)	$15	(188,675)	$13	(614,071)	$18
Outstanding at the end	–	–	50,070	$15	242,264	$14
Exercisable at the end	–	–	50,070	$15	242,264	$14
1999 Plan:
Outstanding at the beginning	48,720	$22	204,464	$19	925,806	$25
Forfeited and expired	(8,185)	$9	(18,052)	$21	(340,264)	$41
Exercised	(28,852)	$13	(137,692)	$18	(381,078)	$17
Outstanding at the end	11,683	$42	48,720	$22	204,464	$19
Exercisable at the end	7,429	$42	40,232	$16	184,759	$16

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012, 2011 and 2010 were $58.18, $64.78 and $47.78, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012, 2011 and 2010 were $56.18, $63.72 and $46.83, respectively.

The cash expected to be received upon the exercise of vested options for 1999 Plan is less than $1 million.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	–	–	–	–	–	–
16-30	–	–	–	–	–	-
	–	–	–	–	–	–
1999 Plan:
5-15	–	–	–	–	–	–
16-53	11,683	0.71	$42	7,429	0.71	$42
	11,683	0.71	$42	7,429	0.71	$42

The following table summarizes information about share options outstanding and exercisable as of March 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	24,680	0.73	$13	24,680	0.73	$13
16-30	25,390	0.56	$17	25,390	0.56	$17
	50,070	0.65	$15	50,070	0.65	$15
1999 Plan:
5-15	33,759	0.65	$10	33,759	0.65	$10
16-53	14,961	1.71	$48	6,473	1.71	$48
	48,720	0.97	$22	40,232	0.82	$16

The share-based compensation recorded for each of the years ended March 31, 2012 and 2011, was nil. The share-based compensation recorded for the year ended March 31, 2010 was less than $1 million.

2.17 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Current taxes
Domestic taxes	$630	$452	$339
Foreign taxes	54	124	98
	$684	$576	$437
Deferred taxes
Domestic taxes	$12	$(21)	$(103)
Foreign taxes	(2)	(8)	22
	$10	$(29)	$(81)
Income tax expense	$694	$547	$356

During the year ended March 31, 2012, the company has, across its tax jurisdictions based on reassessment of circumstances at the reporting date, made additional provisions and reversed provisions no longer considered necessary on its income tax positions. The net effect of such additional provisions and reversals did not have a significant effect on the company’s effective tax rate for fiscal 2012.

Entire deferred income tax for the year ended March 31, 2012 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon the transfer of the assets and liabilities of Infosys Consulting Inc., to Infosy Limited. The entire deferred income tax for years ended March 31, 2011 and 2010 relates to origination and reversal of temporary differences.

For each of the years ended March 31, 2012 and 2011 a reversal of a deferred tax liability of $1 million, relating to an available-for-sale financial asset has been recognized in other comprehensive income. A deferred tax liability of $2 million relating to an available-for-sale financial asset has been recognized in other comprehensive income during the year ended March 31, 2010.

The company, as an Indian resident, is required to pay taxes in India on the Company’s entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which taxes are reflected as domestic taxes. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. The geographical segment disclosures on revenue in note 2.20.2 are solely based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.20.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Profit before income taxes	$2,410	$2,046	$1,669
Enacted tax rates in India	32.45%	33.22%	33.99%
Computed expected tax expense	$782	$680	$567
Tax effect due to non-taxable income for Indian tax purposes	(202)	(173)	(223)
Overseas taxes	96	88	83
Tax reversals, overseas and domestic	(22)	(52)	(103)
Tax effect due to set off provisions on brought forward losses	–	–	(22)
Effect of exempt income	(2)	(1)	(10)
Interest and penalties	–	–	5
Effect of unrecognized deferred tax assets	8	4	3
Effect of differential foreign tax rates	(3)	(2)	(3)
Effect of non-deductible expenses	3	1	5
Temporary difference related to branch profits	13	–	52
Taxes on dividend received from subsidiary	20	–	–
Others	1	2	2
Income tax expense	$694	$547	$356

The applicable Indian statutory tax rate for fiscal 2012, 2011 and 2010 is 32.45%, 33.22% and 33.99%, respectively. The decrease in the applicable statutory tax rate in fiscal 2012 is consequent to changes made in the Finance Act 2011.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday was available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $202 million, $173 million and $223 million for fiscal 2012, 2011 and 2010, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for fiscal 2012, 2011 and 2010 was $0.35, $0.30, and $0.39, respectively.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2012, Infosys' U.S. branch net assets amounted to approximately $658 million. As of March 31, 2012, the Company has provided for branch profit tax of $53 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $316 million and $308 million as of March 31, 2012 and March 31, 2011, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2012, 2011 and 2010 is as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Net current income tax asset/ (liability) at the beginning	$40	$(13)	$(61)
Translation differences	(15)	(1)	(3)
Income tax benefit arising on exercise of stock options	–	3	2
Minimum alternate tax credit utilized(1)	–	–	116
Income tax paid	656	627	370
Current income tax expense (Refer Note 2.17)	(684)	(576)	(437)
Net current income tax asset/ (liability) at the end	$(3)	$40	$(13)
(1)	Minimum alternate tax of $61 million was recognised and utilized during the year ended March 31, 2010.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	March 31, 2012	March 31, 2011
Deferred income tax assets
Property, plant and equipment	$58	$58
Minimum alternate tax credit carry-forwards	11	14
Computer software	7	5
Trade receivables	4	5
Compensated absences	25	23
Accumulated subsidiary losses	–	9
Accrued compensation to employees	6	6
Others	5	6
Total deferred income tax assets	$115	$126
Deferred income tax liabilities
Temporary difference related to branch profits	$(53)	$(40)
Available-for-sale financial asset	–	(1)
Intangibles	(3)	–
Total deferred income tax liabilities	$(56)	$(41)

Deferred income tax assets to be recovered after 12 months	$88	$88
Deferred income tax assets to be recovered within 12 months	27	38
Total deferred income tax assets	$115	$126
Deferred income tax liability to be settled after 12 months	$(42)	(14)
Deferred income tax liability to be settled within 12 months	(14)	(27)
Total deferred income tax liabilities	$(56)	$(41)

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

The gross movement in the deferred income tax account for the year ended March 31, 2012, 2011 and 2010 is as follows:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Net deferred income tax asset at the beginning	$85	$52	$81
Translation differences	(16)	3	8
Credits relating to temporary differences	(10)	29	81
Minimum alternate tax credit utilized(1)	–	–	(116)
Temporary difference on available-for-sale financial asset	1	1	(2)
Net deferred income tax asset at the end	$60	$85	$52
(1) Minimum alternate tax of $61 million was recognised and utilized during the year ended March 31, 2010

The debits/credits relating to temporary differences during the year ended March 31, 2012 are primarily on account of compensated absences, accrued compensation to employees, property, plant and equipment and utilization of deferred tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc., to Infosys Limited. The credits relating to temporary differences during the year ended March 31, 2011 and 2010 are primarily on account of compensated absences, accrued compensation to employees, property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequent to the enacted changes, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $11 million and $14 million has been recognized on the balance sheet of the company as of March 31, 2012 and March 31, 2011, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian income tax authorities for payments of additional taxes totalling $214 million, including interest of $62 million upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006 and fiscal 2007 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and management, including its tax advisors, believes that its position will likely be upheld in the appellate process. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2012	2011	2010
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,365,494	571,180,050	570,475,923
Effect of dilutive common equivalent shares - share options outstanding	30,648	188,308	640,108
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,396,142	571,368,358	571,116,031
(1) Excludes treasury shares

For the year ended March 31, 2012, 2011 and 2010 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:
		Holding as of
Particulars	Country	March 31, 2012	March 31, 2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s.r.o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)(4)	Thailand	–	–
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(5) (Refer Note 2.3)	Australia	99.98%	–
Portland Procurement Services Pty Ltd (2)(5) (Refer Note 2.3)	Australia	99.98%	–
(1)
On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

(2)	Wholly-owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.
(5)	On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Year ended March 31,
	2012	2011	2010
Salaries and other employee benefits	$10	$7	$7

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing end-to-end business solutions that enable clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective the quarter ended June 30, 2011, the company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior period comparatives have been restated.

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

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments
(Dollars in millions)
Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$2,453	$1,438	$1,500	$1,603	$6,994
Identifiable operating expenses	1,047	631	625	668	2,971
Allocated expenses	616	378	396	424	1,814
Segment profit	790	429	479	511	2,209
Unallocable expenses					196
Operating profit					2,013
Other income, net					397
Profit before income taxes					2,410
Income tax expense					694
Net profit					$1,716
Depreciation and amortization					$195
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	$2,166	$1,185	$1,451	$1,239	$6,041
Identifiable operating expenses	905	508	613	523	2,549
Allocated expenses	539	302	369	313	1,523
Segment profit	722	375	469	403	1,969
Unallocable expenses					190
Operating profit					1,779
Other income, net					267
Profit before income taxes					2,046
Income tax expense					547
Net profit					$1,499
Depreciation and amortization					$189
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2010	FSI	MFG	ECS	RCL	Total
Revenues	$1,633	$951	$1,230	$990	$4,804
Identifiable operating expenses	648	420	452	409	1,929
Allocated expenses	412	241	313	249	1,215
Segment profit	573	290	465	332	1,660
Unallocable expenses					200
Operating profit					1,460
Other income, net					209
Profit before income taxes					1,669
Income tax expense					356
Net profit					$1,313
Depreciation and amortization					$199
Non-cash expenses other than depreciation and amortization					$1

2.20.2 Geographic segments
(Dollars in millions)
Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$4,468	$1,532	$155	$839	$6,994
Identifiable operating expenses	1,892	668	77	334	2,971
Allocated expenses	1,177	397	35	205	1,814
Segment profit	1,399	467	43	300	2,209
Unallocable expenses					196
Operating profit					2,013
Other income, net					397
Profit before income taxes					2,410
Income tax expense					694
Net profit					$1,716
Depreciation and amortization					$195
Non-cash expenses other than depreciation and amortization					$1

 (Dollars in millions)
Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	$3,944	$1,303	$132	$662	$6,041
Identifiable operating expenses	1,683	541	61	264	2,549
Allocated expenses	1,001	327	32	163	1,523
Segment profit	1,260	435	39	235	1,969
Unallocable expenses					190
Operating profit					1,779
Other income, net					267
Profit before income taxes					2,046
Income tax expense					547
Net profit					$1,499
Depreciation and amortization					$189
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$3,162	$1,105	$58	$479	$4,804
Identifiable operating expenses	1,282	441	17	189	1,929
Allocated expenses	799	279	15	122	1,215
Segment profit	1,081	385	26	168	1,660
Unallocable expenses					200
Operating profit					1,460
Other income, net					209
Profit before income taxes					1,669
Income tax expense					356
Net profit					$1,313
Depreciation and amortization					$199
Non-cash expenses other than depreciation and amortization					$1

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2012, 2011 and, 2010.

2.21 Litigation

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a recent meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We intend to have further discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the final outcome of the investigation by, or discussions with, the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (DHS or the Department) is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the Department would likely impose fines and penalties on us. At this time, we cannot predict the final outcome of the review by, or the discussions with, the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review are ongoing and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we could incur from unfavorable outcomes in such matters.

In the event that any government undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful accounts receivable
(Dollars in millions)
Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2012	$19	$(3)	$14	$(13)	$17
Fiscal 2011	$23	$(1)	–	$(3)	$19
Fiscal 2010	$21	$3	–	$(1)	$23

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1
Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2	Registrant's 1998 Stock Option Plan
**4.3	Registrant's Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
**4.5	Form of Indemnification Agreement
****4.6	Registrant's 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
8.1	List of Subsidiaries
11.1	Whistleblower Policy
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant's Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
******15.3	Audit Committee Charter
******15.4	Compensation Committee Charter
*******15.5	Nomination Committee Charter
*******15.6	Risk Management Committee Charter
*	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-3 ASR (File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
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

Infosys Limited /s/ S.D. Shibulal

Date: May 3, 2012	S. D. Shibulal Chief Executive Officer