Form 20-F
period 2013-03-31
Infosys Ltd
filed 2013-05-13
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013

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

Rajiv Bansal, Chief Financial Officer, +91-80-2852-0261, RajivBansal@infosys.com
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value 5 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 574,236,166 Equity Shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United

States and references to “” or “Rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Infosys” is a registered trademark of Infosys Limited in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the City of Mumbai on March 31, 2013 for cable transfers in Indian rupees as published by the Foreign

Exchange Dealers’ Association of India, or FEDAI, which was 54.29 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

This Annual Report on Form 20-F includes statistical data about the Information Technology (IT) industry that comes from information published by sources including the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of NASSCOM, and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the five years ended March 31, 2013 and the summary consolidated balance sheet data as of March 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS). Historical results are not necessarily indicative of future results.
(Dollars in millions, except share data)
Comprehensive Income Data	Fiscal Year ended March 31,
	2013	2012	2011	2010	2009
Revenues	$7,398	$6,994	$6,041	$4,804	$4,663
Cost of sales	4,637	4,118	3,497	2,749	2,699
Gross profit	2,761	2,876	2,544	2,055	1,964
Operating expenses:
Selling and marketing expenses	373	366	332	251	239
Administrative expenses	479	497	433	344	351
Total operating expenses	852	863	765	595	590
Operating profit	1,909	2,013	1,779	1,460	1,374
Other income, net	433	397	267	209	101
Profit before income taxes	2,342	2,410	2,046	1,669	1,475
Income tax expense	617	694	547	356	194
Net profit	$1,725	$1,716	$1,499	$1,313	$1,281
Earnings per equity share:
Basic ($)	3.02	3.00	2.62	2.30	2.25
Diluted ($)	3.02	3.00	2.62	2.30	2.25
Weighted average equity shares used in computing earnings per equity share:
Basic	571,399,238	571,365,494	571,180,050	570,475,923	569,656,611
Diluted	571,400,091	571,396,142	571,368,358	571,116,031	570,629,581
Cash dividend per Equity Share ($)*#	0.86	0.76	1.22	0.48	0.89
Cash dividend per Equity Share ()*	47.00	35.00	55.00	23.50	37.25
* Excludes corporate dividend tax
#Converted at the monthly exchange rate in the month of declaration of dividend.

(Dollars in millions)
Balance Sheet Data	As of March 31,
	2013	2012	2011	2010	2009
Cash and cash equivalents	$4,021	$4,047	$3,737	$2,698	$2,167
Available-for-sale financial assets, current	320	6	5	561	–
Investments in certificates of deposit	–	68	27	265	–
Net current assets	5,347	5,008	4,496	3,943	2,583
Non-current assets	2,034	1,592	1,698	1,495	1,249
Total assets	8,539	7,537	7,010	6,148	4,369
Non-current liabilities	50	24	72	77	48
Total equity	$7,331	$6,576	$6,122	$5,361	$3,784

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. For fiscal 2013, 2012, 2011, 2010 and 2009, U.S. dollar denominated revenues represented 70.6%, 71.7%, 72.8%, 73.3% and 71.1% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.4%, 6.8%, 7.2%, 9.2% and 12.7% of total revenues, revenues denominated in the Euro represented 8.8%, 7.7%, 6.9%, 6.9%, and 7.1% of total revenues while revenues denominated in the Australian dollar represented 8.3%, 7.6%, 6.5%, 5.8% and 4.6% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (ADSs) and vice versa. Such fluctuations also impact the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

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

Fiscal	Period End	Average	High	Low

2013	54.29	54.54	57.02	50.53
2012	50.88	48.10	54.28	44.00
2011	44.60	45.54	47.36	44.07
2010	44.90	47.43	50.57	44.87
2009	50.72	46.54	52.00	39.88

The following table sets forth the high and low exchange rates for the previous six months and is based on the fixing rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the FEDAI.

Month	High	Low

April 2013	54.81	53.96
March 2013	54.96	54.07
February 2013	54.48	52.95
January 2013	55.06	53.25
December 2012	55.13	54.21
November 2012	55.67	53.60

On May 13, 2013, the fixing rate in the City of Mumbai for cash transfers in Indian rupees as published by FEDAI was 54.86.

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
  the effect of wage pressures, seasonal hiring patterns, attrition and the time required to train and productively utilize new employees, particularly information technology or IT professionals;
  the proportion of services that we perform at our development centers or at our client sites;
  utilization of billable employees;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  varying expenditures and lead times in connection with responding to, and submitting, proposals for large client engagements, including expenditures associated with changing due diligence requirements unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, changing their management, and engaging in mergers or acquisitions;
  the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients’ efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and materials contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.
A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects may cause significant variations in our operating results in any particular period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:
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
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter but not another or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $60 million in costs for visas during fiscal 2013, compared to $45 million in costs for visas during fiscal 2012. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, and increases in taxes or the expiration of tax benefits.

While our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Further, in the past, our profit margin had been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it  may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, we have recently increased operating expenses as a result of wage increases for our employees in India and outside India, the acquisition of Lodestone Holding AG and increasing visa costs. These increased operating expenses could potentially affect our profit margins and results of operations in future periods.

During fiscal 2013, fiscal 2012 and fiscal 2011, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was 54.29 as of March 31, 2013, compared to 50.88 as of March 31, 2012 and 44.60 as of March 31, 2011. Exchange rate fluctuations have in the past adversely impacted, and may in the future adversely impact, our operating results.

Increased operating expenses in the future as well as fluctuations in foreign currency exchange rates, including, in particular, the appreciation of the Indian rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure, and decreased employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic environment in the markets in which many of our clients operate remains unstable, and that the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with the downgrading of government debt and credit ratings have escalated concerns about continuing weakness in the economies of such countries.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity, which we define as our revenue divided by billed person months. For instance, during fiscal 2013, our revenue productivity on a blended basis, for services other than for business process management, decreased by 3.0% when compared to fiscal 2012.

Many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of 60 days or more. Extended credit terms may result in reduced revenues in a given period as well as the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks.

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

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. If we fail to meet a client’s expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on account of this practice may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.

In fiscal 2013, fiscal 2012 and fiscal 2011, approximately 62.2%, 63.9% and 65.3% of our revenues were derived from projects in North America. In the same periods, approximately 23.1%, 21.9% and 21.5% of our revenues were derived from projects in Europe.

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

In fiscal 2013, fiscal 2012 and fiscal 2011, we derived approximately 33.9%, 35.1% and 35.9% of our revenues from the financial services and insurance industry. The crisis in the financial and credit markets in the United States led to significant changes in the financial services industry, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Global economic uncertainty may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Any lingering instability or weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In fiscal 2013, fiscal 2012 and fiscal 2011, we derived approximately 33.9%, 35.1% and 35.9% of our revenues from clients in the financial services and insurance industry, approximately 22.0%, 20.6% and 19.6% of our revenues from clients in the manufacturing industry, approximately 20.2%, 21.4% and 24.0% of our revenues from clients in the energy, utilities, communication and services industry and approximately 23.9%, 22.9% and 20.5% of our revenues from clients in the retail, consumer packaged goods, logistics and life sciences, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the United States economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

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

Our functional currency is the Indian rupee, although we transact a major portion of our business in several currencies, and, accordingly, face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2013, 2012 and 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s operating margins by approximately 0.4%, 0.5% and 0.5%, respectively.  The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2011 and fiscal 2010. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of March 31, 2013, we had outstanding forward contracts of U.S. $851 million, Euro 62 million, United Kingdom Pound Sterling 65 million and Australian dollar 70 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

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

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. For instance, full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During fiscal 2013, we derived 29.4% of our revenues in currencies other than the U.S. dollar, including 6.4%, 8.8% and 8.3% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During fiscal 2013, the U.S. dollar appreciated against a majority of the currencies in which we transact business, appreciating by 1.3%, 6.5% and 1.9%, against the United Kingdom Pound Sterling, Euro and the Australian dollar, respectively.

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

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the twelve months ended March 31, 2013 was 16.3%, compared to our attrition rate for the twelve months ended March 31, 2012, which was 14.7%, without accounting for attrition in Infosys BPO or our other subsidiaries.

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

We have grown significantly in recent periods. Between March 31, 2008 and March 31, 2013 our total employees grew from approximately 91,200 to approximately 156,000. We added approximately 6,700, 19,200, 17,000, 8,900 and 13,700 new employees, net of attrition, in fiscal 2013, fiscal 2012, fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

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
Our growth strategy also relies on the expansion of our operations around the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2010, Infosys BPO acquired 100% of the voting interest in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly owned subsidiary, Infosys Tecnologia do Brasil, Ltda, in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. In fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, McCamish completed the acquisition of BPO division of Seabury & Smith Inc., a company providing back office services to life insurers. Further, in fiscal 2013, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm.

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

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2013, fiscal 2012 and fiscal 2011, our largest client accounted for 3.8%, 4.3% and 4.7% of our total revenues, respectively, and our five largest clients together accounted for 15.2%, 15.5% and 15.4% of our total revenues respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increased political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. For instance, the Governor of the State of Ohio issued an executive order that prohibits any cabinet agency, board or commission of the State of Ohio from expending public funds for services that are provided offshore. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. Legislation in the U.S. Senate would, among other things, increase the annual H-1B numerical cap from 65,000 to at least 110,000 and would reduce the existing green card backlog for professional workers. However, all employers would be required to pay higher wages to H-1B workers and conduct additional U.S. worker recruitment. Furthermore, the proposed Senate legislation includes several provisions intended to limit the number of H-1B and L-1 workers in a company's U.S. workforce and the ability of a company to place H-1B and L-1B workers at third party worksites. For example, the Senate legislation would prohibit a company from having more than fifty percent of its U.S. workforce in H-1B or L-1 status and a company with more than thirty percent of its U.S. workforce in H-1B or L-1 status would be required to pay an additional $5000 fee per foreign temporary worker. A company with more than fifteen percent of its workforce in H-1B status would be prohibited from placing H-1B workers at third party worksites. If those provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Further the recent credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of “service provision changes”, which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

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

As of March 31, 2013, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,800 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,600 persons) which allow the employee to stay in the United States only temporarily.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually, plus 20,000 additional H-1B visas that are available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States or other jurisdictions where we conduct business may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in such countries.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. Legislation in the U.S. Senate would, among other things, increase the annual H-1B numerical cap from 65,000 to at least 110,000 and would reduce the existing green card backlog for professional workers. However, all employers would be required to pay higher wages to H-1B workers and conduct additional U.S. worker recruitment. Furthermore, the proposed Senate legislation includes several provisions intended to limit the number of H-1B and L-1 workers in a company's U.S. workforce and the ability of a company to place H-1B and L-1B workers at third party worksites. For example, the Senate legislation would prohibit a company from having more than fifty percent of its U.S. workforce in H-1B or L-1 status and a company with more than thirty percent of its U.S. workforce in H-1B or L-1 status would be required to pay an additional $5000 fee per foreign temporary worker. A company with more than fifteen percent of its workforce in H-1B status would be prohibited from placing H-1B workers at third party worksites. If those provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

In addition, the U.K. government has recently introduced an interim limit on the number of visas that may be granted. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Recently, there has been an increase in the number of rejections of visa applications. This may affect our ability to get timely visas and accordingly staff projects. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

In addition, in the event that any governmental authority undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations. This could potentially increase the rejection rates of our visa applications which would impact our onsite staffing.

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We have complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the grand jury investigation. In addition, we were recently advised that this investigation was continuing and additional subpoenas may be issued. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, we cannot predict the final outcome of the investigation or the discussions with the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the DHS has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with DHS or other governmental authority regarding the review of our Forms I-9.

In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations.  Further, in the event that any governmental authority imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.

In light of the fact that, among other things, the grand jury is continuing its investigation and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

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

We are highly dependent on the senior members of our board of directors, or the Board, and the management team, including the continued efforts of our Co-Chairman, our Chief Executive Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council, which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, in fiscal 2012, there were significant changes to our Board and senior management, including the appointment of a new Chief Executive Officer and a new Chairman of our Board. In fiscal 2012, we internally reorganized our business units, which could have operational risks, including potential attrition of some key senior management personnel. On November 1, 2012, Mr. Rajiv Bansal replaced Mr. V. Balakrishnan as our Chief Financial Officer. We cannot assure you that the departure of directors and the transition of management personnel will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2013, fiscal 2012 and fiscal 2011, revenues from fixed-price, fixed-timeframe projects accounted for 40.0%, 39.3% and 40.3% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

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

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

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
  Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding.
  Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors.
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation.
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.
  Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act 2010, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the Bribery Act 2010 and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction-based, pricing models. Some of our solutions, including the Software as a Service, or SaaS, solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The advent of new technologies like cloud computing, and new initiatives, such as enterprise mobility and environment sustainability, and the pace of adoption of new technologies and initiatives by clients could have potential impact on our growth. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third-party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, NYSE Euronext Paris rules, NYSE Euronext London rules, Securities and Exchange Board of India, or SEBI, rules and Indian stock market listing regulations create uncertainty for our company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and our independent auditor’s independent assessment of the internal control over financial reporting.

In connection with the Annual Report on Form 20-F for fiscal 2013, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2013. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, since 2009 and continuing into 2013, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including standards promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the future.

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

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 87 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2013, we had contractual commitments of approximately $312 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2013, fiscal 2012 and fiscal 2011, we earned 4.0%, 4.6% and 4.9% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products, which we call FinacleTM, are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2010, Infosys BPO completed the acquisition of McCamish Systems LLC, a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, we acquired Lodestone Holding AG, a global management consultancy firm.

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

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:
  issue equity securities which would dilute current shareholders’ percentage ownership;
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

We have made, and may in the future make, strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, financial position or cash flows.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, as a result of the natural disasters in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair our ability to provide services to our customers and may limit their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

We have benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and we continue to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all of our STP units are now taxable.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of software or services for the first five years from commencement of provision of software or services and 50% of such profits or gains for the following five years. Certain tax benefits are also available for five additional years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years.

These tax incentives resulted in a decrease of $202 million, $202 million and $173 million in our income tax expense for fiscal 2013, fiscal 2012 and fiscal 2011 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the fiscal 2013, fiscal 2012 and fiscal 2011 was $0.35, $0.35 and $0.30, respectively.

Some of our Indian software development centers located in Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Jaipur and Bangalore currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

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

Further, the Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternate Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ operating and developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability. The Finance Act, 2013 has increased the surcharge on income of domestic companies having taxable income above 100,000,000 from 5% to 10%. This has resulted in the increase in effective MAT rate for such companies to 20.96% from 20.01%. With our growth of business in SEZ units, we may have to compute our tax liability under MAT in future years.

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

In the Finance Act, 2012, the Government of India proposed to levy service tax based on a negative list of services. Consequently, all services are likely to become taxable, except notified exempted services. Further, the rate of service tax has been increased from 10% to 12%. This would increase the cost of input services. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from operating our business.

Additionally, the Finance Act 2012 adopted the General Anti Avoidance Rules (GAAR). Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit may be declared an ‘impermissible avoidance arrangement’ if it also satisfies at least one of the following four tests:

(a) The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
(b) It results in misuse or abuse of provisions of tax laws.
(c) It lacks commercial substance or is deemed to lack commercial substance.
(d) It is carried out in a manner, which is normally not employed for a bona fide purpose.

The procedural and administrative mechanism for the implementation of GAAR is still being finalized. If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The GAAR was originally proposed to become effective on April 1, 2013. Based on the recommendation of a panel which was formed to study proposed GAAR provisions, the GAAR provisions are now proposed to be effective on April 1, 2016.

The Finance Act, 2012 has also made certain retrospective amendments effective June 1, 1976, such as broadening the term ‘royalty’. Any retrospective tax amendments may adversely affect our financial condition and results of operations.

The Finance Act, 2013 has increased the tax withholding rate from 10% to 25% in respect of the payment to be made to non-residents towards "Royalty" and/or "Fees for Technical Services". However, an option to follow a rate prescribed under the applicable Double Taxation Avoidance Agreement has been given subject to fulfillment of prescribed conditions and documentation. As we procure various software licenses and technical services from non-residents in course of delivering our products and services to our clients, the cost of purchase of such software and services may increase for us.

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

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 and July 13, 2011 in Mumbai and other acts of violence or war, such as the continuing conflict in Afghanistan, have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients’ decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, in recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

Some of our software development centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Bangalore and Jaipur currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 23 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. During fiscal 2010, Infosys BPO acquired 100% of the voting interest in McCamish Systems LLC, a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States and in fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited to further expand our operations in China. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, Infosys Limited completed the acquisition of Lodestone Holding AG, a global management consultancy firm.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2013, we employed approximately 156,000 employees worldwide, and approximately 36,500 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

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

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) is applicable to publicly listed Indian companies. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company, such as those represented by our ADSs.

Upon the acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company, acquires or sells shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such acquisition, sale or receipt of intimation of allotment of such shares, the acquirer's revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%

The Takeover Code may impose conditions that discourage a potential acquirer, which could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than us, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs/GDRs.

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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company does not require the approval from relevant government authorities in India, including the Reserve Bank of India. However, in a number of industrial sectors, there are restrictions on foreign investment in Indian companies. Changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issuance of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

In the past several years, a significant number of our ADSs have been converted into equity shares in India as the premium on ADSs compared to equity shares has significantly narrowed. If a substantial amount of our ADSs are converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the NYSE and could impact the price of our ADSs.

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

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

We have organized our sales, marketing and business development departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are the Americas, Europe, Asia Pacific (APAC) and Middle East and Africa (MEA) regions. We serve clients in financial services and insurance, manufacturing, energy, utilities, communications and services, retail, consumer packaged goods, logistics and life sciences, healthcare and public services.

Our revenues grew from $4,663 million in fiscal 2009 to $7,398 million in fiscal 2013, representing an compound annualized growth of 12.2%. Our net income grew from $1,281 million to $1,725 million during the same period, representing an compound annualized growth of 7.7%. Between March 31, 2009 and March 31, 2013, our total employees grew from approximately 104,900 to approximately 156,000, representing a compound annualized growth rate of approximately 10.4%.

We believe we have some of the best talent in the technology services industry, and we are committed to remaining among the industry’s leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Our 2005 and 2006 offerings also each included a public offering without listing in Japan, or POWL. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we listed our ADSs on NYSE Euronext's (NYX) London and Paris markets, under the ticker symbol INFY. In fiscal 2013, we also completed the acquisition of Lodestone Holding AG, a global management consultancy firm based in Switzerland.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologia do Brazil Ltda (Infosys Brazil), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting India Limited, Infosys Technologies S. de R. L. de C.V (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Public Services, Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai) and Lodestone Holding AG (Infosys Lodestone) are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2013, 2012 and 2011, we spent $382 million, $301 million and $285 million, respectively, on capital expenditure. As of March 31, 2013, we had contractual commitments of approximately $312 million for capital expenditure. These commitments included approximately $192 million in domestic purchases and $120 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

On February 21, 2011, we incorporated a wholly owned subsidiary Infosys Technologies (Shanghai) Company Limited.

During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.

On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting Inc., became effective on January 12, 2012, in accordance with the Texas Business Organizations Code.  Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., were transferred to Infosys Limited.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

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

The India Advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM Strategic Review 2013 , IT services exports (excluding exports relating to business process management (BPM), hardware, engineering design and product development) from India are estimated to grow by 9.9% over fiscal 2012, to record revenues of $43.9 billion. According to the NASSCOM Strategic Review 2013, BPM exports from India are estimated to record revenues of $17.8 billion, which is a growth of over 12.2% compared to fiscal 2012. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2012, only 5.4% of 5159 organizations most recently appraised are operating at Level 5, which is the highest level of the CMMi assessment. Out of 581 organizations appraised recently in India, 139 companies are at SEI-CMMi Level 5, higher than any other country in the world. SEI-CMMi is the Carnegie Mellon Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

Significant Cost Benefits. The NASSCOM Strategic Review 2012 indicates that India offers the lowest cost of delivery as compared to other offshore locations, with certain cities in India offering savings of approximately 50%–80% over source locations.

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
Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company’s operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs and as failing to fully leverage technology service providers’ full ranges of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to deliver improved business results in addition to optimizing the efficiency of their business. We bring together our expertise in consulting, IT services and business process management to create solutions that allow our clients to transform their business, optimize operations and drive innovation, thus making them more competitive in their market. Our suite of comprehensive, end-to-end business solutions that leverage technology enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients’ budgets. Our suite of business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, product engineering and lifecycle solutions, business process management, software products, business platforms and solutions.

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

Commitment to Quality and Process Execution. We have developed a new integrated engineering methodology, enabling improved execution capabilities along with our own sophisticated project and program management. We have also developed a service management methodology to enable timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We benchmark our services and processes against globally recognized quality standards. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for service providers developed by a consortium led by Carnegie Mellon University’s Information Technology Services Qualification Center. Infosys Limited and Infosys BPO are certified for ISO 22301: 2012 Societal Security, Business Continuity Management Systems standards. We continue to demonstrate process excellence by adhering to various international quality standards certifications, including ISO 9001: 2008, ISO 27001, ISO 20000, AS EN 9100, TL 9000-SV, OHSAS 18001 and ISO 14001. We have also received an independent auditors assurance report on compliance to ISAE 3402/SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO.

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

Status as an Employer of Choice. We believe we have some of the best talent in the Indian technology services industry and we are committed to remaining among the industry’s leading employers. We have a presence in 12 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 100 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 87 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Brazil, Canada, China, Japan, Mauritius, Mexico, Poland, Philippines and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2008 and March 31, 2013, our total employees grew from approximately 91,200 to approximately 156,000.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones, which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. In addition, we were the first Indian company to be listed on a U.S. stock exchange, and we were also the first Indian company to complete a POWL (Public Offer Without Listing) in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we listed our ADSs on NYSE Euronext's (NYX) London and Paris markets, under the ticker symbol INFY.

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

Continue to Enhance our Engagement Models and Offerings. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In the changing world of today, many opportunities are closely linked with advances in IT. In our endeavor to assist our clients in taking advantage of business and technological change, we have identified seven key drivers—digital consumers, emerging economies, sustainable tomorrow, smarter organizations, new commerce, pervasive computing and healthcare economy. We believe that realizing the full potential of these drivers is important for tomorrow’s enterprise to forge ahead of its competition. We have aligned our offerings to enable our clients to take advantage of these trends. In 2011, we internally re-organized our offerings into consulting and systems integration, business IT services and products, and platforms and solutions. By categorizing our offerings this way, we believe we will be able to engage with clients across their key areas of investment: transformation, optimization and innovation. We have also extended our capability into areas such as cloud computing, enterprise mobility and sustainability.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to serve clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to further increase our presence in China through Infosys China and Infosys Shanghai, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia directly and through Infosys BPO, in Latin America through Infosys Brazil and Infosys Mexico and in Europe directly and through Infosys Lodestone. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

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

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing expertise, client base or geographical presence. For example, in fiscal 2013, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm based in Switzerland. In fiscal 2012, we completed the acquisition of Portland Group Pty Ltd., a strategic sourcing and procurement management services provider based in Australia.

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

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2013, we received approximately 379,000 employment applications, interviewed approximately 48,100 applicants and extended offers of employment to approximately 27,300 applicants. These statistics do not include Infosys BPO or our other subsidiaries. We also have constructed an employee training facility, the Infosys Global Education Center, in our campus in Mysore, India to further enhance our employee training capabilities.

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
In a typical offshore development project, we assign a team of our technology professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client’s systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their geographical location.

We have successfully executed projects at all of our global development centers. We have 87 global development centers, of which 32 are located in India, 17 are in North and South America, 22 are in the Asia-Pacific region and 16 are in Europe. Our largest development centers are located in India. Approximately 73.3% of the total billed person-months for our services rendered during fiscal 2013 originated from our global development centers in India, with the balance efforts being rendered at client sites and our global development centers located outside India.

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
Similarly, project-by-project outsourcing is also perceived to have its deficiencies, resulting in increased operational risk and coordination costs, as well as the failure to fully leverage service providers’ complete range of capabilities.

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

Our systematic approach to evaluating an enterprise’s IT systems and business processes under the Modular Global Sourcing framework allows us to better align our solutions to our clients’ business, operations and IT platforms. As a result, our clients are able to benefit from our Global Delivery Model and potentially realize cost savings, enhanced efficiencies and competitive advantages, while retaining control and flexibility. Modular Global Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients’ technology budgets.

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
OUR SOLUTIONS

Consulting and Systems Integration Services

Infosys' Consulting and Systems Integration (C&SI) services group focuses on delivering best-in-class end-to-end business transformation engagements with a focus on delivering tangible and quantifiable business value. Our portfolio of services includes providing front-end business strategy consulting services, business requirements definition, business process re-engineering, business and technology solution design, package evaluation and implementation, complex program management, organizational design and change management, systems integration services and upgrades and maintenance. We have a best-in-class value realization method that enables delivery of real business value through tightly linking operational metrics with technology and process decisions.

Additionally, we work with our clients as they leverage commercially available enterprise software packages for large, complex business transformation programs. We help our clients implement and utilize these software packages developed by third-party vendors. Our solutions largely relate to product suites from SAP AG and Oracle Corporation and also extend to certain product suites from IBM Corporation, Microsoft Corporation, Pegasystems Inc., SalesForce.com Inc., Software AG and TIBCO Software Inc.

We also provide services to clients in areas such as customer relationship management, supply chain management, human capital management, corporate performance management, business analytics, business process management, enterprise application integration and system integration

Business IT Services

We work with clients worldwide to help them run more efficient IT operations. Our charter for the Business Optimization services is to partner with clients in their journey towards unlocking greater efficiency from their existing IT assets–systems, processes and infrastructure. With our Business Optimization services, we believe clients can achieve sustained operational superiority with the ability to significantly differentiate themselves in the marketplace.

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

We create new applications or enhance the functionalities of our clients’ existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process including defining requirements, designing, prototyping, programming and module integration, user acceptance testing, user training, installation and maintenance and support of these systems. In recent years, we have witnessed increased emphasis on the user experience aspect of application development owing to multiple devices used for accessing the software solutions and apps. Infosys User Experience (UX) Center of Excellence helps clients to deliver compelling experiences to their customers via their websites and apps.

We perform system design and software coding and run pilots primarily at our global development centers, while activities relating to the defining of requirements, transition planning, user training, user acceptance testing and deployment are performed at the client’s site. Our application development services span the entire range of mainframe, client server, Internet and mobile technologies. We leverage various methodologies to develop these software solutions.

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

Our new Integrated Application Management Platform (IAM) has adopted a set of tools to aid in the acquisition, collating and use of organizational knowledge and incident diagnosis in production support. IAM’s knowledge management features enable our teams to address multiple issues that commonly arise in the maintenance and support of software and enable our clients to get the benefit of reduced IT support cost, higher-quality first level problem resolution and operational efficiency.

Independent Validation Solutions

We offer end-to-end validation solutions, specialized testing services, such as services oriented architecture (SOA) testing, data warehouse testing, package testing, test consulting and other testing services, to clients across various industry verticals. Also, in response to changing market and client demands, we have introduced new service offerings such as cloud testing, infrastructure testing, test environment management and security testing. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems, keeping in mind the time to market and optimization constraints.

We have invested internally in developing technology based solutions for test life cycle automation, non-functional testing and vertical specific testing solutions. We have also built alliances with leading test tool vendors such as Hewlett-Packard Company (HP), International Business Machines Corp. (IBM), Microsoft Corporation, CA, Inc., Parasoft Corporation, Micro Focus International plc, Compuware Corporation and TestPlant Ltd. and are involved in building joint solutions with some of these alliance partners. These testing solutions facilitate high-reliability in our client applications and products while ensuring that they are delivered cost-effectively and with reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy along various dimensions including industry domains, technology, quality processes, testing methodologies and project management.

Our engagements span multiple geographies across business lines of our clients. We provide a broad range of services, including independent testing, maintenance testing, package testing for implementations, upgrades and roll outs, functional automation, performance testing, test process maturity assessment, Test Center of Excellence (TCoE) design and implementation, quality assurance transformation, and user acceptance testing. We provide these offerings through a “Managed Testing Services” model with centers of specialization for test automation, performance testing, data warehouse testing, SOA testing, test data management, infrastructure testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming the client’s testing organization leading to continuous improvement in quality at reduced costs.

Infrastructure Management Services

We provide a consulting led approach for the ‘Transform and Run’ part of our clients’ IT infrastructure business. Our end-to-end service offerings include Enterprise Computing, Infrastructure Applications, End User Computing, and Network and Security services. These end-to-end solutions leverage our technical expertise and benchmarked operational processes to help our clients achieve technology-led business transformation with better alignment to business goals, enhanced agility in responding to changing business needs, more effective management of the costs and complexity of their ever-changing IT infrastructures. We assist our clients with new IT operations process paradigms, such as virtualization, cloud computing, grid computing, infrastructure-as-utility and “green” IT and help transform our clients’ IT environments to leverage these next generation technologies across their data centers, networks, production and end-user computing environments.

We have made significant investments in developing innovative solutions and offerings that can unlock substantial value for our clients leveraging partnerships with industry leaders. We launched Infosys Infrastructure Testing Services this year—a comprehensive, integrated offering that enables clients to validate their IT infrastructure as they deploy large-scale programs such as datacenter consolidation, virtualization and technology upgrades. We are working with a leading large banking client to provide enterprise infrastructure testing services as the client conducts a major IT infrastructure transformation program. With this offering, we have been able to significantly reduce the risk of downtime for the client.

Engineering Services

We provide engineering solutions to support our clients across the product lifecycle of our clients' offerings, from product ideation and creation to sustenance and end of life management. The practice features deep traditional engineering skills along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Overall, Infosys has 20 years of experience in engineering services serving clients in the Fortune Global 500 in twelve different industries. We utilize a global delivery model to design, build, execute and manage complex projects requiring integration of engineering services with IT and BPO.

Offerings include mechanical systems involving the design and rendering of aircraft subsystems such as fuselages, wings and landing gear, passenger cabin seating systems for both aerospace and automotive original equipment manufacturers (OEMs); electronic products and systems involving the design, development and full lifecycle management of platforms, firmware, applications and operating systems for devices and products serving multiple industry segments; software engineering involving services supporting the application lifecycle for all supported industry sectors including independent software vendors (ISVs) and OEMs like Microsoft Corporation, engineering solutions that include the implementation, systems integration and solution development of product lifecycle management (PLM), point-of-sale and manufacturing execution system (MES/shop floor) packages and consulting which involves IP-lead engagements in the areas of cost/should cost modeling and process reengineering.
All offerings are operated with a relentless pursuit of quality, productivity and innovation (e.g., research and development services, design and development of mechanical, electronic and embedded systems, product globalization, testing and validation). Innovation is done jointly with clients to take their offerings to market where we design, implement and maintain the platforms and solutions they need to run operations, ensure full connectivity to the rest of the enterprise and support their business processes

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several process-intensive operations that relate to specific industry vertical processes and functional horizontal processes. Infosys BPO’s industry-specific service offerings include the following:
  Banking and financial services – For our clients in the banking and financial services industry, we offer services in credit card operations, collections, banking operations, mortgage and loan account servicing, payments processing, trade clearing and settlement services, registrar and transfer agency services, fund administration and reporting, reference data management, and hedge fund servicing and platform solutions;
  Telecommunications – For our clients in the telecommunications industry, we offer services in order fulfillment, service assurance, billing and revenue assurance, data cleansing and validation services, telecom-specific analytic offerings, and technology-led point solutions;
  Insurance, Healthcare and Life Sciences – For our clients in the insurance, healthcare and life sciences industries, we offer services in new business fulfillment, pensions and annuities, policy maintenance, claims administration, reinsurance finance and accounting, underwriting, and statutory reporting services;
  Manufacturing – For our clients in the manufacturing industry, we offer services in customer operations, master data management, material planning, mid-office support, product data management, quoting and demand fulfillment, and supply chain and logistics support;
  Media and Entertainment – For our clients in the media and entertainment industry, we offer services in advertisement analytics, content development, content management and desktop publishing;
  Retail and Consumer Packaged Goods (CPG) – For our clients in the CPG industry, we offer services in master data management, trade promotions management, store solutions, supply chain solutions, and reporting and analytics; and
  Energy, Utilities and Services – For our clients in the energy, utilities, communication and services industries, we offer services in master data management, supplier performance management and analytics, engineering documentation, advanced metering infrastructure support, data validation, new product/feature support, and meter data analytics.
The function-specific service offerings of Infosys BPO include the following:
  Customer Service – Our customer services include customer engagement solutions including sales, ongoing service and recoveries situations, and customer relationship management through various service channels;
  Finance and Accounting – Our finance and accounting services include accounts payable, accounts receivable, billing and invoicing, collections and credit management, general ledger operations, financial planning, and control and compliance related services;
  HR Outsourcing – Our HR outsourcing services include payroll processing, benefits administration, learning and development, HR helpdesk, recruitment and staffing services, and workforce administration;
  Legal Process Outsourcing – Our legal process outsourcing services include contract management services and solutions, legal process outsourcing, and document review services;
  Sales and Fulfillment Operations – Our sales and fulfillment operations services include sales support operations, customer data management, account planning, order administration, customer advocacy, returns management, warranty management, demand forecasting, material and inventory management, and reverse logistics; and
  Sourcing and Procurement – Our sourcing and procurement services include sourcing, category management, transactional procurement, performance and compliance management, eBusiness solutions and spend, and demand and supply market analytics.
Products, Platforms and Solutions

Our products, platforms and solutions are geared to drive innovation-led growth for our clients. They cater to next generation market needs driven by global trends, including digital consumers, emerging economies, new commerce and healthcare. Our offerings leverage technologies in the areas of cloud computing, mobility, big data, rich media and social. By combining products from us and our partners, cloud-based hosting and platform operations, we help clients accelerate the business outcomes they seek.

All our Products, Platforms and Solutions are branded under the Infosys Edge™ umbrella

Our products are licensable systems that deliver functionalities that clients value. They can be used as standalone, customized or as building blocks in a larger enterprise application. They drive a business model that encompasses larger service engagements around the product license. We are investing in both industry-specific and cross-industry products.

For example, Infosys AssistEdge provides an integrated customer service experience across channels, transforming contact centers from issue resolution centers to revenue generating units. Infosys BigDataEdge empowers IT and business teams to quickly discover, analyze and act on information, both structured and unstructured, to drive business decisions. Our Transaction Reconciliation System manages diverse reconciliation needs of enterprises including cash flow reconciliations, stock reconciliations, account reconciliation and other reconciliations. Our Omni-Channel Personalization Engine helps retailers foster consumer relationship by presenting personalized content across channels.

Our suite of business platforms are built around specific themes that provide significant opportunities to enterprises. This suite drives deeper engagement with digital consumers, builds smarter organizations and addresses the needs of emerging markets. Our offerings are powered by best-in-class domain expertise, IP and cloud computing. Our focus is on delivering guaranteed business outcomes that impact either our client’s top-line or bottom-line. We host, operate and manage these business platforms on a subscription-based pricing model, providing our clients with rapid time-to-value.

For example, Infosys BrandEdge™, our digital marketing platform built using our proprietary Infosys BLUE™ framework addresses the comprehensive marketing needs of organizations. Infosys CommerceEdge™, our ecommerce and social commerce platform drives multi-channel commerce by enhancing consumer experience, driving traffic and increasing order value. Infosys ProcureEdge™, our end-to-end source-to-pay platform helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle. Infosys WalletEdge™, our mobile commerce and payments platform enables a financial ecosystem of consumers, merchants, telecoms, banks, government, & enterprises, to tap the potential of mobile commerce. Infosys TradeEdge™, our comprehensive trader partner platform enables global companies to accelerate long-term growth in emerging markets by driving better trade collaboration and bringing visibility and reach on secondary sales.

Our Edge suite of platforms has received industry recognition, winning the NASSCOM Business Innovation Award for 2013.

Our other industry platforms include (i) McCamish Systems’ proprietary VPAS and PMACS platforms which provide innovative solutions to the insurance and financial services industries; and (ii) solutions in strategic sourcing, category management and managed procurement services provided by Portland Group.

Each of our solutions address a specific business opportunity or a challenge, often domain-specific. Our solutions are early instances of a future product or platform and are typically co-created with clients. We are investing significantly in solutions in the areas of cloud, enterprise mobility and sustainability.

Cloud

Our vision is to deliver a trusted cloud ecosystem for our clients. Our proposition is to be a cloud ecosystem integrator for our clients where we assume responsibility for the entire lifecycle of our client’s cloud initiative, backed by our best-in-class partner ecosystem. This provides our clients with the convenience of a single point of accountability and transparency.

In order to realize this vision, we have created the Cloud Ecosystem Hub solution. Our Cloud Ecosystem Hub solution helps clients create, adopt and manage their hybrid cloud ecosystem. The solution:
  Enables companies to automate, provision, secure and govern their hybrid cloud ecosystem; and
  Provides companies with real-time decision support mechanisms to select, compare, and deploy the best-in-class cloud solutions for infrastructure, platforms and applications.
The Institute of Directors, India recently conferred the prestigious Golden Peacock Award to Infosys Cloud Ecosystem Hub.

Enterprise Mobility

We provide comprehensive enterprise mobility services and solutions to our clients to help them use Mobility as a strategic business differentiator. We accelerate the deployment of mobility with our IP, pre-built micro-apps, tools & accelerators, and agile methodologies. We currently deliver a range of consulting services, business solutions, technology solutions and technology services to our clients. Solutions such as our mobile point of sale and guided sales provide ready-made solutions to mobile challenges in an industry. All our solutions are delivered in multi-device and multi-platform environments.

Infosys has also invested heavily in building technology capabilities as well as complementary alliances. We have technology centers of excellence (CoEs) in several leading mobile platforms for development of tools and accelerators. Our alliances and partnerships with strategic players in the enterprise mobility ecosystem help Infosys deliver a comprehensive mobility experience to our clients.

Sustainability

We currently provide the following set of competencies that help address enterprise sustainability challenges:
  Sustainability Transformation: We help enterprises transform and achieve operational efficiencies while reducing energy consumption and CO2 emissions, across the business value chain (IT, buildings, data centers, facilities, manufacturing and supply chains). Key offerings include Energy Management, Green IT, Reporting and Compliance, and Sustainability Transformation.
  Innovation: We enable our clients to co-create sustainability solutions by leveraging our research and development infrastructure and our relationships with world-renowned research and academic organizations. These efforts have led us to develop Infosys enterprise sustainability reporting and Infosys energy management solutions.
  Partner Ecosystem: We are building a world-leading partner ecosystem that will utilize third-party technologies and build value-added systems integration layers and solutions around them.
Banking Software Products

FinacleTM, our universal banking solution, provides banking clients with the ability to transform product, process and customer experience, by equipping them with the ‘accelerated innovation’ that is key to building tomorrow’s bank. FinacleTM is a comprehensive, flexible and fully Web-enabled solution that addresses the core, e-banking, mobile, CRM, wealth management, treasury, and Islamic banking requirements of universal, retail and corporate banks worldwide. Other offerings include the FinacleTM core banking solution for regional rural banks; FinacleTM digital commerce solution, which enables next generation digital payments; FinacleTM alerts solution, which alerts end-users on events recorded by diverse business systems; FinacleTM Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication; and FinacleTM WatchWiz, a comprehensive new-generation monitoring solution that allows banks to monitor, diagnose and resolve issues.

Our professional services complement the solutions portfolio and include consulting, package implementation, independent validation, migration, application development and maintenance, system integration, software performance engineering and support.

As of March 31, 2013, FinacleTM is the choice of 168 banks across 81 countries and powers operations across 49,600 branches and enables its customer banks to serve 447 million accounts and 359 million consumers worldwide.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific. We are also currently building strong presences in South America and Africa.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2013	2012	2011
North America	62.2%	63.9%	65.3%
Europe	23.1%	21.9%	21.5%
India	2.1%	2.2%	2.2%
Rest of the World	12.6%	12.0%	11.0%
Total	100.0%	100.0%	100.0%

We have in-depth expertise in many industries and sectors, including financial services, manufacturing, telecommunications, retail, utilities and logistics. Our revenues for the last three fiscal years by market segment were as follows:

	Fiscal
	2013	2012	2011
Financial services and insurance (FSI)	33.9%	35.1%	35.9%
Manufacturing enterprises (MFG)	22.0%	20.6%	19.6%
Energy, utilities, communication and services (ECS)	20.2%	21.4%	24.0%
Retail, consumer packaged goods, logistics and life sciences (RCL)	23.9%	22.9%	20.5%
Total	100.0%	100.0%	100.0%

For each of fiscal 2013, 2012 and 2011 our largest client contributed 3.8%, 4.3% and 4.7%, respectively, of our total revenues.

The volume of work we perform for specific clients varies from year to year based on the nature of the assignments we have with our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

SALES AND MARKETING

Our sales and marketing strategies are distinct and complementary.

Sales Strategy: Our sales strategy focuses on the following:
  Adding Value for Our Clients – One of the cornerstones of our sales strategy is to demonstrate the improvements we enable in the operating efficiency and competitiveness of our clients. We focus on how our solutions can lower a client’s cost structure through outsourcing and operational efficiency initiatives, increasing their revenues through new and improved product and service offerings, and promoting innovation and flexibility in the use of IP and business platforms;
  Enhancing Our Client Base – We seek to win new business from targeted prospects around the globe, and undertake initiatives that promote client loyalty and repeat business among our existing clients. A significant portion of our existing clients, and our target prospects, are Forbes Global 2000 companies;
  Expanding Our Geographical Footprint – We seek to accelerate sales growth in underpenetrated markets in developed and emerging economies; and
  Promoting and Building Sustainable Ecosystems – We leverage our alliance relationships in order to capture specific sales opportunities and to support our longer-term vision of creating sustainable ecosystems between us, our partners and our clients. We believe that our focus on our ecosystem is an increasingly important part of our sales strategy as traditional boundaries between customers and service providers continue to evolve, creating new opportunities for business generation.
Marketing Strategy: Our marketing strategy complements our sales strategy by providing proof points to our success and articulating our unique brand differentiation. The core expression of this is embodied in our tagline, “Building Tomorrow’s Enterprise.” This tagline captures the essential foundation of the company’s efforts in transforming the business and accelerating innovation for our clients.

Building Tomorrow’s Enterprise is more than just a brand expression. It is also central to our relationship with our clients and informs our interaction with them. The focus on Building Tomorrow’s Enterprise permeates all aspects of our external-facing image to clients, prospects, media, and analysts.

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

Also, all significant sales efforts have executive-level sponsorship to provide requisite oversight and institutionalize the relationship with the prospect or client organization.

This integrated sales approach allows for a smooth transition to execution once the sale is completed, and the institutionalized connection between the organizations strengthens the relationship and helps to address client concerns and changes in project requirements rapidly and effectively.

With existing clients, we constantly seek to expand the nature and scope of our engagements by extending the breadth and volume of services offered, with a focus on increasing our clients’ competitiveness through our proven and reliable Global Delivery Model. During fiscal 2013, 2012 and 2011, 97.8%, 97.8% and 98.0% of our revenue came as repeat business from existing clients, respectively. Our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs.

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

Sales and Marketing Organization. We market our services from 65 sales and marketing offices located in 29 countries. With our global sales operations spread across different parts of the world, we target our efforts towards the world’s largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts. As of March 31, 2013, we had approximately 1,300 sales and marketing employees.

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
  Software firms such as Oracle Corporation and SAP A.G.;
  Business process outsourcing firms such as Genpact Limited, Exl Service Holdings and WNS Global Services;
  In-house IT departments of large corporations; and
  Specialty Platform and SaaS companies.
For larger projects, we typically compete with other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts.

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

As of March 31, 2013, we employed approximately 156,000 employees, of which approximately 147,000 are technology professionals, including trainees. During fiscal 2013, we recorded approximately 6,700 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

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

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2013, we received approximately 379,000 employment applications, interviewed 48,100 applicants and extended offers of employment to 27,300 applicants. In fiscal 2013, we added 1,300 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 5,400 new hires, net of attrition, during fiscal 2013.

Training and Development

Competence development of our people continues to be a key area of strategic focus for us. We launched new programs to align with the needs of the Infosys 3.0 strategy. In keeping with the changes in the use of technology in education, we enhanced our technology lead training efforts in multiple areas.

Our flagship industry-academia partnership program, Campus Connect, also launched the technology enabled co-teach program to reach out to students in engineering institutions.

The Knowledge Management system at Infosys won the Indian MAKE (Most Admired Knowledge Enterprise) award winner for the 8th time. Our researchers continued to demonstrate their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 84 issued patents granted by the United States Patent and Trademark Office and 3 patents issued by the Luxembourg Patent Office. An aggregate of 532 unique patent applications are pending under various stages of prosecution. We have 23 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them, and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have obtained registration of our key brand ‘INFOSYS’ as a trademark in both India and in the United States. We also aggressively protect these names and marks from infringement by others.

RESEARCH AND DEVELOPMENT

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, improving estimation processes and adopting new technologies. We have several groups engaged in our research and development activities. These groups are listed below.

Infosys Labs

At Infosys Labs, we have identified large, multidisciplinary problem spaces that embody the challenges facing our clients and we are creating technology solutions to solve them.
  Infosys Labs has established a Centre of Innovation for Tomorrow’s Enterprise (CITE) which manages the research on the seven core themes for Building Tomorrow’s Enterprise. The themes are focused on Digital Consumers, Emerging Economies, Healthcare Economy, Sustainable Tomorrow, New Commerce, Smarter Organizations and Pervasive Computing.
  Infosys Labs, under its Enterprise Technology Research group, focuses on topics such as semantic technology, context aware systems, intelligent sensing, multi-channel convergence, large data modeling and simulation, next generation computing platforms visualization and immersive experiences.
  Infosys Labs, under its Center for Services Innovation, focuses on software engineering aspects like software dependability, preventive maintenance, distributed service delivery, modernization and automation and optimization.
To enable the co-creation of new solutions, we have set up innovation centers with a number of our clients, university partners, technology partners and industry research consortiums.
Infosys Labs focuses on developing significant new Intellectual Property to enable new and differentiated products, platforms, solutions and services by Infosys business groups.

During fiscal 2013, Infosys Labs, filed over 97 unique patent applications in the United States Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. Our research and development expenses for fiscal 2013, 2012 and 2011 were $173 million, $140 million and $116 million respectively.

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

As of March 31, 2013, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,800 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,600 persons), which allow the employee to stay in the United States only temporarily.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually, plus 20,000 H-1B visas which are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. Legislation in the U.S. Senate would, among other things, increase the annual H-1B numerical cap from 65,000 to at least 110,000 and would reduce the existing green card backlog for professional workers. However, all employers would be required to pay higher wages to H-1B workers and conduct additional U.S. worker recruitment. Furthermore, the proposed Senate legislation includes several provisions intended to limit the number of H-1B and L-1 workers in a company's U.S. workforce and the ability of a company to place H-1B and L-1B workers at third party worksites. For example, the Senate legislation would prohibit a company from having more than fifty percent of its U.S. workforce in H-1B or L-1 status and a company with more than thirty percent of its U.S. workforce in H-1B or L-1 status would be required to pay an additional $5000 fee per foreign temporary worker. A company with more than fifteen percent of its workforce in H-1B status would be prohibited from placing H-1B workers at third party worksites. If those provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

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

In April 2011, a United States senator submitted a letter to U.S. Secretary of State and Secretary of Homeland Security, requesting that their respective departments review the B-1 business visa program and investigate the manner in which it is being utilized by companies, including Infosys. In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations.

Further, the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted.

LEGAL PROCEEDINGS
On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We have complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney's Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the grand jury investigation. In addition, we were recently advised that this investigation was continuing and additional subpoenas may be issued. We are engaged in discussions with the U.S. Attorney's Office regarding this matter; however, we cannot predict the final outcome of the investigation or the discussions with the U.S. Attorney's Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the DHS has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with DHS or other governmental authority regarding the review of our Forms I-9.

In the event that the U.S. government undertakes any actions which limit the B-1 business visa program or other visa program that we utilize, this could materially and adversely affect our business and results of operations. Further, in the event that any governmental authority imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.

In light of the fact that, among other things, the grand jury is continuing its investigation and we remain in discussions with the U.S. Attorney's Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

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

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India. As of March 31, 2013, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. As of March 31, 2013, Infosys Australia is under liquidation.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China in Shanghai, China, to expand our business operations in China.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico to expand our business operations in Latin America.

Infosys Sweden. In March 2009, we incorporated a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our operations in Europe.

Infosys Brasil. On August 7, 2009, we incorporated a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda to expand our operations in South America.

Infosys Public Services. On October 9, 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, to focus and expand our operations in the U.S. public services market.

Infosys Shanghai. On February 21, 2011, we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited.

Infosys Consulting Inc. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting Inc., in the State of Texas to add high-end consulting capabilities to our global delivery model. On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting Inc., became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., were transferred to Infosys Limited.

Infosys Consulting India Limited. Infosys Consulting India is a wholly-owned subsidiary of Infosys Consulting Inc. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. Consequently, Infosys Consulting India Limited is now a wholly owned subsidiary of Infosys Limited. On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited.

Lodestone Holding AG On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, Infosys City is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.66 million square feet of land and 3.77 million square feet of operational facilities. The campus features, among other things, an Education and Research unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 519,000 square feet in Electronics City which accommodate approximately 5,800 employees.

Our capital expenditure on property, plant and equipment for fiscal 2013, 2012 and 2011 was $382 million, $301 million and $285 million, respectively. As of March 31, 2013 we had contractual commitments for capital expenditure of $312 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 22 sales and marketing offices in the United States, four in Germany, three each in Australia, Canada, Switzerland and the UAE, two each in India, UK, Malaysia, the Netherlands, Czech Republic, Japan and France and one each in Belgium, Brazil, Denmark, Finland, Hong Kong, Ireland, Mauritius, Mexico, New Zealand, Norway, Russia, Singapore, Spain, South Africa, Italy, China and Sweden. We believe our facilities are adequately utilized. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet, and each such facility is located in India.

Location	Building	Ownership	Land	Ownership
	Approx. Sq. ft.		Approx Sq. ft.
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	–	23,958	Leased
Bangalore (Infosys City), Karnataka	3,772,114	Owned	3,660,404	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	Leased	–	–
Bangalore Sarjapur & Billapur, Karnataka	–	–	12,674,920	Owned
Bangalore (Devanahalli), Karnataka	–	–	374,313	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	Leased	–	–
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	Leased	–	–
Bangalore (JP IT Park Building, Electronics City), Karnataka	145,561	Leased	–	–
Bangalore - Baghmane Tech Park, Karnataka	102,605	Leased	–	–
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	–	–	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	2,869,448	Owned	5,617,084	Leased
Chennai - BPO Offices	133,416	Leased	–	–
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	1,627,268	Owned	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	Owned	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,010,969	Owned	15,148,485	Leased
Mangalore (Kairangala Village), Karnataka	–	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	9,349,259	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	–	2,047,346	Leased
Pune (Hinjewadi), Maharashtra	589,647	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	4,368,055	Owned	4,965,005	Leased
Thiruvananthapuram, Attipura Village, (SEZ campus), Kerala	493,625	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, (SEZ campus), Kerala	–	–	2,171,039	Leased
Thiruvananthapuram (Technopark), Kerala	124,576	Leased	–	–
Jaipur (BPO - SEZ Campus, M-City), Rajasthan	374,139	Owned	–	–
Jaipur (Mahindra World City), Rajasthan	–	–	6,452,568	Leased
Nagpur- Dahegaon Village (SEZ campus)	–	–	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	–	–	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)		–	2,178,009	Leased
Shanghai Infosys Technologies (Shanghai) Co. Ltd	–	–	657,403	Leased
Shanghai, China	254,278	Leased	–	–
Hangzhou, China	186,746	Leased	–	–
Manila, Philippines	107,318	Leased	–	–
Lodz, Poland	150,947	Leased	–	–
Proposed Software Development Facilities
Chennai (Maraimalai Nagar), Tamil Nadu	2,554,633	Owned		–
Hyderabad (Pocharam Village), Andhra Pradesh	1,453,077	Owned	–	–
Mangalore, Karnataka	1,388,800	Owned	–	–
Mysore (Hebbal Electronic City), Karnataka	2,159,535	Owned	–	–
Pune (Hinjewadi Phase II), Maharashtra	1,863,467	Owned	–	–
Jaipur SEZ, Rajasthan	404,106	Owned	–	–
Thiruvananthapuram (Technopark), Kerala	2,139,267	Owned	–	–
Bhubhaneshwar (SEZ)	515,620	Owned	–	–
Under Construction
M&C Building 1&2 Electronic city Bangalore	529,364	Owned	–	–
Delhi (Unitech Building)	135,209	Owned	–	–
*The nature of the ownership is that of a land use right.

Item 4 A. Unresolved Staff Comments

None.

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

Our research and development expenses for fiscal 2013, 2012 and 2011 were $173 million, $140 million and $116 million, respectively.

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

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

At our Annual General Meeting held on June 9, 2012, our shareholders approved a final dividend of $0.58 per equity share (32.00 per equity share), including a special dividend of $0.18 per equity share (10.00 per equity share), which in the aggregate resulted in a cash outflow of $382 million, inclusive of corporate dividend tax of $53 million.

On October 12, 2012, our board of directors, approved payment of interim dividend of approximately $0.28 (15.00) per equity share. The dividend payment resulted in a cash outflow of approximately $190 million, including a corporate dividend tax of $26 million, and was paid to holders of our equity shares and ADSs in October 2012.

Further, our Board of Directors, in its meeting on April 12, 2013, proposed a final dividend of approximately $0.50 per equity share (27.00 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013, and if approved, would result in a cash outflow of approximately $334 million, inclusive of corporate dividend tax of $48 million.

During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

The following table illustrates our growth in revenues, net profit, earnings per equity share and number of employees from fiscal 2009 to fiscal 2013:

 (Dollars in millions except share data)
	2013	2009	Compounded annual growth rate
Revenues	$7,398	$4,663	12.2%
Net profit	$1,725	$1,281	7.7%
Earnings per equity share (Basic)	$3.02	$2.25	7.6%
Earnings per equity share (Diluted)	$3.02	$2.25	7.6%
Approximate number of employees at the end of the fiscal year	156,000	104,900	10.4%

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 235 new customers (gross) (including 36 clients from Infosys Lodestone) during fiscal 2013 as compared to 172 new customers during fiscal 2012 and 139 new customers during fiscal 2011. For fiscal 2013, 2012 and 2011, 97.8%, 97.8% and 98.0%, respectively, of our revenues came from repeat business, which we define as revenue from a client that also contributed to our revenue during the prior fiscal year.

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

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.0%, 4.6% and 4.9% of our total revenues for fiscal 2013, 2012 and 2011, respectively.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

Cost of Sales

Cost of sales represented 62.7%, 58.9% and 57.9% of total revenues for fiscal 2013, 2012 and 2011, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, third party items bought for service delivery to clients, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party items bought for service delivery to clients are expensed. Amortization expense for fiscal 2013, 2012 and 2011 included under cost of sales was $7 million, $3 million and $2 million, respectively.

We typically assume full project management responsibility for each project that we undertake. Approximately 73.3%, 72.8% and 74.0% of the total billed person-months for our services during fiscal 2013, 2012 and 2011, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter-to-quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centres located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For fiscal 2013, 2012 and 2011, approximately 5.8%, 3.9% and 3.8% respectively, of our cost of sales was attributable to cost of technical subcontractors.

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

Selling and Marketing Expenses

Selling and marketing expenses represented 5.0%, 5.2% and 5.5% of total revenues for fiscal 2013, 2012 and 2011, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 6.5%, 7.1% and 7.2% of total revenues for fiscal 2013, 2012 and 2011, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, marked to market gains / (losses) on foreign exchange forward and option contracts and foreign currency exchange gains / (losses) on translation of other assets and liabilities. For fiscal 2013, the interest income on deposits and certificates of deposit was $329 million and income from available-for-sale financial assets was $42 million. In fiscal 2013, we also recorded a foreign exchange gain of $33 million on translation of other assets and liabilities and a foreign exchange gain of $15 million on forward and options contracts. For fiscal 2012, the interest income on deposits and certificates of deposit was $374 million and income from available-for-sale financial assets / investments was $6 million. In fiscal 2012, we also recorded a foreign exchange gain of $70 million on translation of other assets and liabilities partially offset by a foreign exchange loss of $57 million on forward and options contracts. For fiscal 2011, the interest income on deposits and certificates of deposit was $250 million and income from available-for-sale financial assets was $5 million. In fiscal 2011, we also recorded a foreign exchange gain of $13 million on forward and options contracts, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Infosys Lodestone are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies of foreign operations to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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
The RBI on May 10, 2012, mandated that in respect of all future foreign exchange earnings, 50% of the balances in the EEFC account should be converted into Indian rupee balances and credited to the Indian rupee accounts.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to obtain, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those earnings in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to Indian rupees to fund operations and expansion activities in India.

Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

We have benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and we continue to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all of our STP units are now taxable.

Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $202 million, $202 million and $173 million for fiscal 2013, 2012 and 2011, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for fiscal 2013, 2012 and 2011 was $0.35, $0.35 and $0.30 respectively.

Our effective tax rate for fiscal 2013, 2012 and 2011 was 26.3%, 28.8% and 26.7%, respectively. The decrease in the effective tax rate to 26.3% for fiscal 2013 was mainly due to reduction in taxes on dividend received from subsidiary, deduction on eligible research and development expense based on the approval received from Department of Scientific and Industrial Research (DSIR) for FinacleTM and Infosys labs, reduction in branch profit tax expense and increase in exempt non-operating income. The weighted tax deduction on research and development expense is equal to 200% of such expenditures incurred during fiscal 2013. Our Indian statutory tax rate for the same period was 32.45%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequently, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred tax asset of $7 million and $11 million has been recognized on the balance sheet as of March 31, 2013 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

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

We, as an Indian resident, are required to pay taxes in India on the entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2 of Item 18 of this Annual Report.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Revenues	100.0%	100.0%	100.0%
Cost of sales	62.7%	58.9%	57.9%
Gross profit	37.3%	41.1%	42.1%
Operating expenses:
Selling and marketing expenses	5.0%	5.2%	5.5%
Administrative expenses	6.5%	7.1%	7.2%
Total operating expenses	11.5%	12.3%	12.7%
Operating profit	25.8%	28.8%	29.4%
Other income, net	5.8%	5.7%	4.4%
Profit before income taxes	31.6%	34.5%	33.8%
Income tax expense	8.3%	9.9%	9.0%
Net profit	23.3%	24.6%	24.8%

Results for Fiscal 2013 compared to Fiscal 2012

Revenues

The following table sets forth the growth in our revenues in fiscal 2013 from fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Revenues	$7,398	$6,994	$404	5.8%

Revenues increased across most of the segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing (MFG) and retail, consumer packaged goods, logistics and life sciences (RCL) and also as a result of the addition of clients from the Infosys Lodestone acquisition.

Effective as of the quarter ended June 30, 2011, we reorganized our business to increase our client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19, Segment reporting, of Item 18 of this Annual Report).

The following table sets forth our revenues by industry segments for fiscal 2013 and fiscal 2012:

Industry Segments	Percentage of Revenues
	Fiscal 2013	Fiscal 2012
Financial services and insurance (FSI)	33.9%	35.1%
Manufacturing (MFG)	22.0%	20.6%
Energy, utilities, communication and services (ECS)	20.2%	21.4%
Retail, consumer packaged goods, logistics and life sciences (RCL)	23.9%	22.9%

During fiscal 2013, the U.S. dollar appreciated against a majority of the currencies in which we transact business. The U.S. dollar appreciated by 5.6% and 3.8% against the United Kingdom Pound Sterling and Euro, respectively.

There were significant currency movements during fiscal 2013. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during fiscal 2013 in comparison to fiscal 2012, our revenues in constant currency terms for fiscal 2013 would have been higher by $67 million at $7,465 million as against our reported revenues of $7,398 million, resulting in a growth of 6.7% as against a reported growth of 5.8%. The following table sets forth our revenues by industry segments for fiscal 2013, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2013 in comparison to fiscal 2012, in constant currency terms:

Industry Segments	Fiscal 2013
Financial services and insurance (FSI)	33.8%
Manufacturing (MFG)	22.1%
Energy, utilities, communication and services (ECS)	20.2%
Retail, consumer packaged goods, logistics and life sciences (RCL)	23.9%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2013 and fiscal 2012 (refer note 2.19.1 under Item 18 of this Annual Report):

Industry Segments	Fiscal 2013	Fiscal 2012
Financial services and insurance (FSI)	30.1%	32.2%
Manufacturing (MFG)	25.9%	29.8%
Energy, utilities, communication and services (ECS)	27.8%	31.9%
Retail, consumer packaged goods, logistics and life sciences (RCL)	29.6%	31.9%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2013 and fiscal 2012:

	Percentage of revenues
	Fiscal 2013	Fiscal 2012
Onsite	51.0%	49.9%
Offshore	49.0%	50.1%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2013 and fiscal 2012:

	Fiscal 2013	Fiscal 2012
Onsite	24.8%	25.0%
Offshore	75.2%	75.0%

Revenues from services represented 96.0% of total revenues for fiscal 2013 as compared to 95.4% for fiscal 2012. Sales of our software products represented 4.0% of our total revenues for fiscal 2013 as compared to 4.6% for fiscal 2012.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2013 and fiscal 2012:

	Percentage of total services revenues
	Fiscal 2013	Fiscal 2012
Fixed-price, fixed-timeframe contracts	40.0%	39.3%
Time-and-materials contracts	60.0%	60.7%

The following table sets forth our revenues by geographic segments for fiscal 2013 and fiscal 2012:

	Percentage of revenues
Geographic Segments	Fiscal 2013	Fiscal 2012
North America	62.2%	63.9%
Europe	23.1%	21.9%
India	2.1%	2.2%
Rest of the World	12.6%	12.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during fiscal 2013. The following table sets forth our revenues by geographic segments for fiscal 2013, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during fiscal 2013 in comparison to fiscal 2012, in constant currency terms:

Geographic Segments	Fiscal 2013
North America	61.7%
Europe	23.6%
India	2.1%
Rest of the World	12.6%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2013 and fiscal 2012 (refer note 2.19.2 under Item 18 of this Annual Report):

Geographic Segments	Fiscal 2013	Fiscal 2012
North America	28.7%	31.3%
Europe	28.0%	30.5%
India	18.2%	27.7%
Rest of the World	31.2%	35.8%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian geographic segment during fiscal 2013 as compared to fiscal 2012 was primarily due to the operational costs incurred in connection with certain projects including costs related to software application products.

During fiscal 2013, the total billed person-months for our services other than business process management grew by 8.8% compared to fiscal 2012. The onsite and offshore billed person-months growth for our services other than business process management were 9.2% and 8.6% during fiscal 2013 compared to fiscal 2012. During fiscal 2013, there was a 4.8% decrease in offshore revenue productivity, and a 1.6% decrease in the onsite revenue productivity when compared to fiscal 2012. On a blended basis, the revenue productivity decreased by 3.0% during fiscal 2013 when compared to fiscal 2012.

Cost of sales

The following table sets forth our cost of sales for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Cost of sales	$4,637	$4,118	$519	12.6%
As a percentage of revenues	62.7%	58.9%

(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change
Employee benefit costs	$3,697	$3,377	$320
Deferred purchase price pertaining to acquisition (Refer note 2.3 under Item 18 of this Annual Report)	10	–	10
Depreciation and amortization	207	195	12
Travelling costs	217	164	53
Cost of technical sub-contractors	268	160	108
Cost of Software packages for own use	115	101	14
Third party items bought for service delivery to clients	27	34	(7)
Operating lease payments	28	26	2
Communication costs	23	19	4
Repairs and maintenance	15	13	2
Consumables	5	–	5
Provision for post-sales client support	15	13	2
Other expenses	10	16	(6)
Total	$4,637	$4,118	$519

The increase in cost of sales as a percentage of revenues during fiscal 2013 from fiscal 2012 was attributable primarily to an increase in our employee benefit costs, cost of technical sub-contractors, travelling and communication costs, partially offset by a reduction in third party items bought for service delivery to clients. The increase in employee benefit costs during fiscal 2013 from fiscal 2012 was due to increase in billed person-months for our services other than business process management which grew by 8.8%, partially offset by curtailment gain recorded during fiscal 2013 on account of the company aligning the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act. The increase in cost of technical sub-contractors was due to increased engagement of technical sub-contractors to meet certain skill requirement in large projects. The increase in travelling and communication costs during fiscal 2013 from fiscal 2012 was due to an overall increase in the volume of our business.

Gross profit

The following table sets forth our gross profit for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Gross profit	$2,761	$2,876	$(115)	(4.0)%
As a percentage of revenues	37.3%	41.1%

The decrease in gross profit during fiscal 2013 from fiscal 2012 was attributable to a 3.8% increase in cost of sales as a percentage of revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Fiscal
	2013	2012
Including trainees	68.9%	69.0%
Excluding trainees	72.5%	75.9%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Selling and marketing expenses	$373	$366	$7	1.9%
As a percentage of revenues	5.0%	5.2%

(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change
Employee benefit costs	$294	$283	$11
Travelling costs	33	37	(4)
Branding and marketing	25	25	–
Operating lease payments	6	5	1
Commission	6	6	–
Consultancy and professional charges	4	5	(1)
Communication costs	4	4	–
Other expenses	1	1	–
Total	$373	$366	$7

The increase in selling and marketing expenses during fiscal 2013 from fiscal 2012 was primarily attributable to an increase in employee benefit costs as a result of increase in the number of sales and marketing personnel.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Administrative expenses	$479	$497	$(18)	(3.6)%
As a percentage of revenues	6.5%	7.1%

(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change
Employee benefit costs	$148	$155	$(7)
Consultancy and professional charges	89	94	(5)
Repairs and maintenance	73	76	(3)
Power and fuel	39	38	1
Communication costs	39	34	5
Travelling costs	28	32	(4)
Rates and taxes	15	13	2
Operating lease payments	11	9	2
Insurance charges	8	8	–
Postage and courier	3	3	–
Printing and stationery	2	3	(1)
Provisions for doubtful accounts receivable	7	14	(7)
Consumables	1	–	1
Donations	2	–	2
Other expenses	14	18	(4)
Total	$479	$497	$(18)

The decrease in administrative expenses for fiscal 2013 compared to fiscal 2012 was primarily due to a decrease in employee benefit costs, consultancy and professional charges and provisions for doubtful accounts receivable, partially offset by increase in communication costs. The decrease in provision for doubtful account receivable was based on the management’s estimation on the collectability of the receivables.

Operating profit

The following table sets forth our operating profit for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Operating profit	$1,909	$2,013	$(104)	(5.2)%
As a percentage of revenues	25.8%	28.8%

The decrease in operating profit as a percentage of revenues for fiscal 2013 from fiscal 2012 was attributable to a 3.8% decrease in gross profit as a percentage of revenue, partially offset by a 0.2% decrease in selling and marketing expenses and 0.6% decrease in administrative expenses.

Other income

The following table sets forth our other income for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Other income, net	$433	$397	$36	9.1%

Other income for fiscal 2013 includes interest income on deposits and certificates of deposit of $329 million, foreign exchange gain of $33 million on translation of other assets and liabilities, income from available-for-sale financial assets of $42 million and a foreign exchange gain of $15 million on forward and options contracts. Other income for fiscal 2012 includes interest income on deposits and certificates of deposit of $374 million, foreign exchange gain of $70 million on translation of other assets and liabilities, and income from available-for-sale financial assets of $6 million partially offset by a foreign exchange loss of $57 million on forward and options contracts.

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

The following table sets forth the currency in which our revenues for fiscal 2013 and fiscal 2012 were denominated:

Currency	Percentage of Revenues
	Fiscal 2013	Fiscal 2012
U.S. dollar	70.6%	71.7%
United Kingdom Pound Sterling	6.4%	6.8%
Euro	8.8%	7.7%
Australian dollar	8.3%	7.6%
Others	5.9%	6.2%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2013 and fiscal 2012:

	Fiscal 2013 ()	Fiscal 2012 ()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	54.54	48.10	(13.4)%
United Kingdom Pound Sterling	86.14	76.79	(12.2)%
Euro	70.34	66.28	(6.1)%
Australian dollar	56.24	50.33	(11.7)%

	Fiscal 2013 ()	Fiscal 2012 ()
Exchange rate at the beginning of the period:
U.S. dollar	50.88	44.60
United Kingdom Pound Sterling	81.46	71.80
Euro	67.87	63.38
Australian dollar	52.91	46.11
Exchange rate at the end of the period:
U.S. dollar	54.29	50.88
United Kingdom Pound Sterling	82.23	81.46
Euro	69.50	67.87
Australian dollar	56.63	52.91
Appreciation / (Depreciation) of the Indian rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(6.7)%	(14.1)%
United Kingdom Pound Sterling	(0.9)%	(13.5)%
Euro	(2.4)%	(7.1)%
Australian dollar	(7.0)%	(14.7)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2013 and fiscal 2012:

	Fiscal 2013 ($)	Fiscal 2012 ($)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.58	1.60	1.3%
Euro	1.29	1.38	6.5%
Australian dollar	1.03	1.05	1.9%

	Fiscal 2013 ($)	Fiscal 2012 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.60	1.61
Euro	1.33	1.42
Australian dollar	1.04	1.03
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.51	1.60
Euro	1.28	1.33
Australian dollar	1.04	1.04
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	5.6%	0.6%
Euro	3.8%	6.3%
Australian dollar	–	(1.0)%

For fiscal 2013, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.4%. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $15 million and a loss of $57 million for fiscal 2013 and fiscal 2012, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains/ losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Income tax expense	$617	$694	$(77)	(11.1)%
Effective tax rate	26.3%	28.8%

The decrease in the effective tax rate to 26.3% for fiscal 2013 was mainly due to reduction in taxes on dividend received from subsidiary, deduction on eligible research and development expense based on the approval received from Department of Scientific and Industrial Research (DSIR) for FinacleTM and Infosys Labs, reduction in branch profit tax expense and increase in exempt non-operating income. The weighted tax deduction on research and development expense is equal to 200% of such expenditures incurred during fiscal 2013.  (Refer to note 2.16 of Item 18 of this Annual Report  for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Net profit

The following table sets forth our net profit for fiscal 2013 and fiscal 2012:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Net profit	$1,725	$1,716	$9	0.5%
As a percentage of revenues	23.3%	24.5%

The decrease in net profit as a percentage of revenues for fiscal 2013 from fiscal 2012 was attributable to a 3.0% decrease in operating profit as a percentage of revenue partially offset by a decrease of 2.5% in our effective tax rate and an increase of 9.1% in other income.

Results for Fiscal 2012 compared to Fiscal 2011

Effective as of the quarter ended June 30, 2011, we internally reorganized our business to increase our client focus. Consequent to this internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19, Segment reporting, of Item 18 of this Annual Report).

Revenues

The following table sets forth the growth in our revenues in fiscal 2012 from fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Revenues	$6,994	$6,041	$953	15.8%

Revenues increased across most of the segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services and insurance (FSI), manufacturing (MFG) and retail, consumer packaged goods, logistics and life sciences (RCL).

The following table sets forth our revenues by industry segments for fiscal 2012 and fiscal 2011:

Industry Segments	Percentage of Revenues
	Fiscal 2012	Fiscal 2011
Financial services and insurance (FSI)	35.1%	35.9%
Manufacturing (MFG)	20.6%	19.6%
Energy, utilities, communication and services (ECS)	21.4%	24.0%
Retail, consumer packaged goods, logistics and life sciences (RCL)	22.9%	20.5%

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

Industry Segments	Fiscal 2012
Financial services and insurance (FSI)	35.1%
Manufacturing (MFG)	20.6%
Energy, utilities ,communication and services (ECS)	23.1%
Retail, consumer packaged goods, logistics and life sciences (RCL)	21.2%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for fiscal 2012 and fiscal 2011 (refer note 2.19.1 under Item 18 of this Annual Report):

Industry Segments	Fiscal 2012	Fiscal 2011
Financial services and insurance (FSI)	32.2%	33.3%
Manufacturing (MFG)	29.8%	31.6%
Energy, utilities, communication and services (ECS)	31.9%	32.3%
Retail, consumer packaged goods, logistics and life sciences (RCL)	31.9%	32.5%

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

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2012 and fiscal 2011:

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

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2012 and fiscal 2011 (refer note 2.19.2 under Item 18 of this Annual Report):

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

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Fiscal 2012	Fiscal 2011
Including trainees	69.0%	72.1%
Excluding trainees	75.9%	79.6%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Selling and marketing expenses	$366	$332	$34	10.2%
As a percentage of revenues	5.2%	5.5%

(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change
Employee benefit costs	$283	$268	$15
Travelling costs	37	28	9
Branding and marketing	25	21	4
Operating lease payments	5	4	1
Commission	6	3	3
Consultancy and professional charges	5	3	2
Other expenses	5	5	–
Total	$366	$332	$34

The number of our sales and marketing personnel increased to 1,132 as of March 31, 2012 from 1,001 as of March 31, 2011. The increase in selling and marketing expenses during fiscal 2012 from fiscal 2011 was primarily attributable to an increase in employee benefit costs as a result of increased head count and the result of the salary increase in April 2011.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2012 and fiscal 2011:
(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change	Percentage Change
Administrative expenses	$497	$433	$64	14.8%
As a percentage of revenues	7.1%	7.2%

(Dollars in millions)
	Fiscal 2012	Fiscal 2011	Change
Employee benefit costs	$155	$147	$8
Consultancy and professional charges	94	72	22
Repairs and maintenance	76	67	9
Power and fuel	38	37	1
Communication costs	34	30	4
Travelling costs	32	30	2
Rates and taxes	13	12	1
Operating lease payments	9	9	–
Insurance charges	8	7	1
Postage and courier	3	3	–
Printing and stationery	3	3	–
Provisions for doubtful accounts receivable	14	–	14
Other expenses	18	16	2
Total	$497	$433	$64

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

Other income for fiscal 2012 includes interest income on deposits and certificates of deposit of $374 million, foreign exchange gain of $70 million on translation of other assets and liabilities, and income from available-for-sale financial assets of $6 million partially offset by a foreign exchange loss of $57 million on forward and options contracts. Other income for fiscal 2011 includes interest income on deposits and certificates of deposit of $250 million, foreign exchange gain of $13 million on forward and options contracts and income from available-for-sale financial assets of $5 million, partially offset by a foreign exchange loss of $4 million on translation of other assets and liabilities.

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

The following table sets forth information on the foreign exchange rates in Rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2012 and fiscal 2011:

	Fiscal 2012 ()	Fiscal 2011 ()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	48.10	45.54	(5.6)%
United Kingdom Pound Sterling	76.79	70.77	(8.5)%
Euro	66.28	60.14	(10.2)%
Australian dollar	50.33	42.95	(17.2)%

	Fiscal 2012 ()	Fiscal 2011 ()
Exchange rate at the beginning of the period:
U.S. dollar	44.60	44.90
United Kingdom Pound Sterling	71.80	67.96
Euro	63.38	60.45
Australian dollar	46.11	41.16
Exchange rate at the end of the period:
U.S. dollar	50.88	44.60
United Kingdom Pound Sterling	81.46	71.80
Euro	67.87	63.38
Australian dollar	52.91	46.11
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(14.1)%	0.7%
United Kingdom Pound Sterling	(13.5)%	(5.7)%
Euro	(7.1)%	(4.8)%
Australian dollar	(14.7)%	(12.0)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2012 and fiscal 2011:

	Fiscal 2012 ($)	Fiscal 2011 ($)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.60	1.55	(3.2)%
Euro	1.38	1.32	(4.5)%
Australian dollar	1.05	0.94	(11.7)%

	Fiscal 2012 ($)	Fiscal 2011 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.61	1.51
Euro	1.42	1.35
Australian dollar	1.03	0.92
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.60	1.61
Euro	1.33	1.42
Australian dollar	1.04	1.03
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	0.6%	(6.6)%
Euro	6.3%	(5.2)%
Australian dollar	(1.0)%	(12.0)%

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

The increase in the effective tax rate during fiscal 2012 from fiscal 2011 is primarily due to the expiration of the tax holiday period for all units operating under the Software Technology Park (STP) scheme and movement of one of the SEZ units from the 100% tax exempt category to the 50% tax exempt category, due to the completion of its first five years of operations and increase in taxes on non-operating income.

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

The defined benefit obligations as of March 31, 2013 and March 31, 2012 are $120 million and $118 million respectively.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and March 31, 2012 is set out below:

Particulars	Fiscal 2013	Fiscal 2012
Discount rate	8.0%	8.6%
Weighted average rate of increase in compensation levels	7.3%	7.3%

As of March 31, 2013, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately $8 million.

As of March 31, 2013, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately $7 million.

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

As of March 31, 2013, 2012 and 2011, we had $5,347 million, $5,008 million and $4,496 million in working capital, respectively. The working capital as of March 31, 2013, includes $4,021 million in cash and cash equivalents and $320 million in available-for-sale financial assets. The working capital as of March 31, 2012, includes $4,047 million in cash and cash equivalents, $6 million in available-for-sale financial assets and $68 million in investments in certificates of deposit. The working capital as of March 31, 2011, includes $3,737 million in cash and cash equivalents, $5 million in available-for-sale financial assets and $27 million in investments in certificates of deposit. Available-for-sale financial assets include investments in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents are comprised of deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $56 million, $52 million and $24 million as of March 31, 2013, 2012 and 2011, respectively. These restrictions are primarily on account of unclaimed dividends, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us.

In summary, our cash flows were:
(Dollars in millions)
	Fiscal 2013	Fiscal 2012	Fiscal 2011
Net cash provided by operating activities	$1,738	$1,681	$1,298
Net cash provided/(used) in investing activities	$(927)	$(429)	$490
Net cash (used) in financing activities	$(583)	$(500)	$(811)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes, income on investment and changes in working capital.

Trade receivables increased by $181 million, $247 million and $254 million during fiscal 2013, 2012 and 2011, respectively. Trade receivables as a percentage of last 12 months revenues were 17.6%, 16.5% and 17.3% as of March 31, 2013, 2012 and 2011, respectively. Days sales outstanding on the basis of last 12 months revenues were 64 days, 60 days and 63 days as of March 31, 2013, 2012 and 2011, respectively. Prepayments and other assets increased by $83 million in fiscal 2013, compared to $13 million and $52 million during fiscal 2012 and fiscal 2011, respectively. There was an increase in unbilled revenues of $87 million in fiscal 2013, compared to $131 million during fiscal 2012 and $88 million during fiscal 2011. Unbilled revenues represent revenues that are recognized but not yet invoiced. The increase in unbilled revenues is primarily due to efforts spent in certain large projects for which the billing milestones have not yet been established. Other liabilities and provisions increased by $97 million, $123 million and $98 million during fiscal 2013, 2012 and 2011, respectively. Unearned revenues increased by $49 million and $6 million during fiscal 2013 and fiscal 2012, respectively, as compared to a decrease of $3 million during fiscal 2011. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Revenues from fixed-price, fixed-timeframe contracts represented 40.0%, 39.3% and 40.3% of total services revenues for fiscal 2013, 2012 and 2011, respectively, whereas revenues from time-and-materials contracts represented 60.0%, 60.7% and 59.7% of total services revenues for fiscal 2013, 2012 and 2011, respectively.

Income taxes paid decreased by $53 million during fiscal 2013 as compared to an increase of $29 million and $257 million during fiscal 2012 and 2011, respectively.

We expect to contribute $13 million to our gratuity trusts during fiscal 2014 (refer to note 2.11.1 under Item 18 of this Annual Report on Form 20-F). We believe that our current working capital is sufficient to meet our gratuity obligations.

Net cash used in investing activities, relating to our business acquisitions for fiscal 2013, 2012 and 2011 was $213 million, $41 million and Nil respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2013, 2012 and 2011 was $382 million, $301 million and $285 million, respectively for our software development centers. During fiscal 2013, we invested $4,029 million in available-for-sale financial assets, $45 million in deposits with corporations, and redeemed available-for-sale financial assets of $3,716 million and $67 million of certificates of deposit. During fiscal 2012, we invested $1,247 million in available-for-sale financial assets, $75 million in certificates of deposit, $23 million in deposits with corporations and redeemed available-for-sale financial assets of $1,245 million and $31 million of certificates of deposit. During fiscal 2011, we invested $425 million in available-for-sale financial assets, $185 million in certificates of deposit, $22 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $973 million and certificates of deposit of $436 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd, a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million. The entire amount was paid by March 31, 2012.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans and advances aggregating $41 million, $33 million and $32 million were outstanding as of March 31, 2013, 2012 and 2011, respectively.

The timing of required repayments of employee loans and advances outstanding as of March 31, 2013 are as detailed below.
(Dollars in millions)
12 months ending March 31,	Repayment
2014	$26
2015	15
$41

Net cash used in financing activities for fiscal 2013 was $583 million, which was comprised primarily of dividend payments of $568 million. Net cash used in financing activities for fiscal 2012 was $500 million, which was comprised primarily of dividend payments of $501 million, partially offset by $1 million of proceeds received from the issuance of 78,442 equity shares on exercise of share options by employees. Net cash used in financing activities for fiscal 2011 was $811 million, which was comprised primarily of dividend payments of $816 million, partially offset by $5 million of proceeds received from the issuance of 326,367 equity shares on exercise of share options by employees.

The Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of approximately $0.50 per equity share (27.00 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013, and if approved, would result in a cash outflow of approximately $334 million, inclusive of corporate dividend tax of $48 million.

As of March 31, 2013, we had contractual commitments for capital expenditure of $312 million, as compared to $205 million and $183 million of contractual commitments as of March 31, 2012 and 2011, respectively. These commitments include approximately $192 million in commitments for domestic purchases as of March 31, 2013, as compared to $164 million and $177 million as of March 31, 2012 and 2011, respectively, and $120 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2013, as compared to $41 million and $6 million as of March 31, 2012 and 2011, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2013 to be significantly completed by September 2013.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms
Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2013 and March 31, 2012.
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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2013 and March 31, 2012.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.
Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2013 and March 31, 2012.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2013 and March 31, 2012.

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2013, 2012 and 2011, U.S. dollar denominated revenues represented 70.6%, 71.7% and 72.8% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.4%, 6.8% and 7.2% of total revenues, revenues denominated in the Euro represented 8.8%, 7.7% and 6.9% of total revenues while revenues denominated in the Australian dollar represented 8.3%, 7.6% and 6.5% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of March 31, 2013, we had outstanding forward contracts of $851 million, Euro 62 million, United Kingdom Pound Sterling 65 million and Australian dollar 70 million. As of March 31, 2012, we had outstanding forward contracts of $729 million, Euro 51 million, United Kingdom Pound Sterling 35 million and Australian dollar 24 million and option contracts of $50 million. As of March 31, 2011, we had outstanding forward contracts of $546 million, Euro 28 million, United Kingdom Pound Sterling 15 million and Australian dollar 10 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

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

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgment and assumptions it has made in determining:

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

We are required to adopt IFRS 10, IFRS 11 and IFRS 12 by accounting year commencing April 1, 2013. We have evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12, and these requirements are not expected to have a material impact on our consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide a specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, not restricting to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. We are required to adopt IFRS 13 by accounting year commencing April 1, 2013. We have evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on our consolidated financial statements.

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

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted. IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires asset in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of such yields is recognized through other comprehensive income. These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plan and risks that entities are exposed to through participation in those plans. The amendments need to be adopted retrospectively. We are required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on our consolidated financial statements.

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

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts  or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

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

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts or costs. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts or costs and a realistic estimate of efforts or costs to complete all phases of the project are compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

In arrangements for software development and related services and maintenance services, we have applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, we have measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three components: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered components. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the rateable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2013.
(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$141	$39	$48	$33	$21
Purchase obligations	420	404	16	–	–
Other long-term liabilities	20	–	20	–	–
Unrecognized tax benefits	269	–	–	–	–
Post retirement benefits obligations	244	18	43	53	130
Total	$1,094	$461	$127	$86	$151

We have various operating leases, mainly for office buildings, that are renewable on a periodic basis. A majority of  our operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises.

Purchase obligation means an agreement to purchase goods or services that are enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Other long-term liabilities comprises of liability towards acquisition of business on a discounted basis and incentive accruals.

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in various tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post-retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
K. V. Kamath (1)	65	Chairman of the Board
S. Gopalakrishnan (7)	58	Executive Co-Chairman of the Board
S. D. Shibulal (7)	58	Chief Executive Officer and Managing Director
Deepak M. Satwalekar (1)(2)(5)	64	Director
Omkar Goswami (1)(5)(6)	56	Director
David L. Boyles (1)(3)(6)	64	Director
Jeffrey Sean Lehman (1)(4)(5)	56	Director
R. Seshasayee (1)(2)(6)	65	Director
Ravi Venkatesan (1)(2)(3)(4)	50	Director
Ann M. Fudge (1)(3)(4)	62	Director
Srinath Batni (7)	58	Director and Head-Delivery Excellence
V. Balakrishnan (7)	48	Director and Head – Infosys BPO, FinacleTM and India Business Unit
Ashok Vemuri (7)	45	Director and Head of Americas and Global Head of Manufacturing and Engineering Services
B. G. Srinivas (7)	52	Director and Head of Europe and Global Head of Financial Services and Insurance
Chandrasekhar Kakal (7)	53	Senior Vice President-Global Head of Business IT Services, Member, Executive Council
Nandita Gurjar (7)	52	Senior Vice President-Group Head of Education and Research, Member, Executive Council
Basab Pradhan (7)	47	Senior Vice President-Head of Global Sales, Marketing and Alliances, Member, Executive Council
Stephen R. Pratt (7)	51	Senior Vice President – Managing Partner – Worldwide Consulting and Systems Integration, Member, Executive Council
U.B. Pravin Rao (7)	51	Senior Vice President-Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences, Member, Executive Council
Prasad Thrikutam (7)	48	Senior Vice President-Global Head of Energy, Utilities, Communications and Services, Member, Executive Council
Ramadas Kamath U (7)	52	Senior Vice President-Head of Infrastructure, Commercial, Facilities, Administration and Security, Member, Executive Council
Rajiv Bansal (7)	40	Chief Financial Officer, Member, Executive Council
Sanjay Purohit (7)	47	Senior Vice President-Global Head, Products, Platforms and Solutions, Member, Executive Council
Srikantan Moorthy (7)	51	Senior Vice President-Group Head of Human Resources, Member, Executive Council
Leo Puri (1)(8)	52	Additional Director

(1)	Independent Director
(2)	Member of the Audit Committee
(3)
Member of the Management Development and Compensation Committee (The Compensation Committee adopted a revised charter effective May 13, 2013 under which the name of the committee was changed to the Management Development and Compensation Committee.)

(4)
Member of the Nominations and Governance Committee (The Nominations Committee adopted a revised charter effective May 13, 2013 under which the name of the committee was changed to the Nominations and Governance Committee.)

(5)	Member of the Investors’ Grievance Committee
(6)	Member of the Risk Management Committee
(7)	Member of Executive Council
(8)	Appointed by the Board as additional director effective April 11, 2013. Mr. Puri’s appointment will come up for shareholder confirmation at the ensuing AGM on June 15, 2013.

K. V. Kamath has served as one of the directors on our Board since May 2009 and has been the Chairman of the Board since August 2011.

Mr. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India’s second largest bank. Between 1996 and 2009, he served as Managing Director and Chief Executive Officer of ICICI Bank Limited. Between 1988 and 1996, he was employed by the Asian Development Bank. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002.

Mr. Kamath serves as a director on the boards of ICICI Bank Limited and Schlumberger Limited.

Mr. Kamath was awarded the Padma Bhushan, one of India’s highest civilian honors, in 2008. He has been conferred with numerous other awards including an honorary Ph.D. by the Banaras Hindu University.

Mr. Kamath received a degree in mechanical engineering from Karnataka Regional Engineering College and a Post Graduate Diploma in Business Management from the Indian Institute of Management (IIM), Ahmedabad.

S. Gopalakrishnan is one of the founders of Infosys Limited and our Executive Co-Chairman.

In 1981, Mr. Gopalakrishnan, along with Mr. Narayana Murthy and five others, founded Infosys Limited.

Between 2007 and 2011, Mr. Gopalakrishnan served as the CEO and Managing Director of Infosys. Mr. Gopalakrishnan previously served as the Chief Operating Officer (April 2002), and as the President and Joint Managing Director (August 2006). In 1994, Mr. Gopalakrishnan was appointed Deputy Managing Director of Infosys. Between 1987 and 1994, Mr. Gopalakrishnan headed the technical operations of KSA/Infosys (a joint venture between Infosys and KSA at Atlanta, U.S.) as Vice President (Technical).

In April 2012, he was appointed as a member of the reconstituted United Nations Global Compact Board for three years. The Global Compact Board is the UN’s highest level advisory body, involving business, civil society, labor and employers organizations.

In January 2011, Mr. Gopalakrishnan was awarded the Padma Bhushan, one of India’s highest civilian honors.

Mr. Gopalakrishnan holds master’s degrees in Physics (1977) and Computer Science (1979) from the Indian Institute of Technology, Madras.

S. D. Shibulal has served as our Chief Executive Officer and Managing Director since August 2011. Mr. Shibulal has been a director on our Board since 1997 and he is the Chairman of the board of Infosys Sweden.

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

Mr. Shibulal is the Chair of the World Economic Forum’s Global Agenda Council on Emerging Multinationals and the Co-chair of the Confederation of Indian Industries (CII) National Committee on IT, ITES and e-Commerce

Mr. Shibulal holds a Master of Science degree in Computer Science from Boston University and a master’s degree in Physics from the University of Kerala.

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

Mr. Satwalekar also serves as a director on the boards of Asian Paints (India) Limited, Piramal Enterprises Limited, The Tata Power Company Limited, ILFS Transportation Networks Limited Additionally, during the past five years, Mr. Satwalekar has served as a director on the boards of Arvind Mills Limited, HDFC Investments Limited, HDFC Holdings Limited, Entertainment Network (India) Limited, Housing Development Finance Corporation Limited and HDFC Standard Life Insurance Company Limited.

Mr. Satwalekar received a Bachelor of Technology in Mechanical Engineering from Indian Institute of Technology Bombay and Master of Business Administration from The American University, Washington, D.C.

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

Dr. Goswami also serves as a director on the boards of Infosys BPO Limited, Ambuja Cements Limited, Cairn India Limited, Crompton Greaves Limited, Dr. Reddy’s Laboratories Limited, Infrastructure Development and Finance Company Limited, Godrej Consumer Products Limited, Avantha Power and Infrastructure Limited, Max Healthcare Institute Limited and Bajaj Finance Limited. Additionally, during the past five years, Dr. Goswami has served as a director on the boards of SRF Limited and Sona Koyo Steering Systems Limited.

Dr. Goswami received his Master of Arts in Economics from the Delhi School of Economics and his Doctor of Philosophy in Economics from Oxford University.

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

Mr. Boyles received a Master of Business Administration from Washington State University and a Master of Arts and Bachelor of Arts (summa cum laude) in Psychology from the University of Northern Colorado and an Associate Degree from Mesa State College.

Jeffrey Sean Lehman has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairperson of our Nominations and Governance Committee, a member of the Investors Grievance Committee and also serves as the Chairman of Infosys Public Services, Inc.

Mr. Lehman, Chancellor and founding dean of the Peking University School of Transnational Law, is also professor of law and former president at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Lehman is also an honorary professor at China Agricultural University and at Xiamen University. Effective, July 1, 2012, Mr. Lehman was named the Vice-Chancellor of NYU Shanghai. Mr. Lehman taught tax law and public policy at the University of Michigan before becoming dean of the University of Michigan Law School in 1994. During his last two years as dean, he also served as president of the American Law Deans Association. Prior to entering academia, Mr. Lehman practiced tax law in Washington, D.C.

Mr. Lehman received a Bachelor of Arts in Mathematics from Cornell University, and Master of Public Policy and Juris Doctor degrees from the University of Michigan.

R. Seshasayee has served as one of the directors on our Board since January 2011. He is a member of the Audit Committee (and serves as the audit committee financial expert) and member of the Risk Management Committee.

Mr. Seshasayee is the Executive Vice Chairman of Ashok Leyland Limited. He is also the Executive Vice Chairman of Hinduja Automotive Limited, UK, the holding company of Ashok Leyland. He was the Managing Director of Ashok Leyland between 1998 and March 2011. He joined Ashok Leyland in 1976. In 1971, he began his career as a Chartered Accountant with Hindustan Lever Limited.

Mr. Seshasayee serves on the boards of Ashok Leyland Limited, Ashley Airways Limited, Ashley Alteams India Limited, Hinduja Foundries Limited, IndusInd Bank Limited, Hinduja Group India Limited, Hinduja Energy India Limited, Hinduja Leyland Finance Limited, Hinduja National Power Corporation Limited, .

Mr. Seshasayee received a Bachelor of Commerce from the University of Madras and is a member of the Institute of Chartered Accountants of India.

Ravi Venkatesan has served as one of the directors on our Board since April 2011. He is also a member of our Audit Committee, Compensation Committee and the Nominations and Governance Committee.

Mr. Venkatesan was the Chairman of Microsoft India between 2004 and 2011. Prior to joining Microsoft, Mr. Venkatesan worked for over 17 years with Cummins Inc.

Mr. Venkatesan is a member of the Board of Directors of AB Volvo and a member of the Advisory Boards of Harvard Business School and Bunge Inc.

Mr. Venkatesan received a Bachelor of Technology in Mechanical Engineering from the Indian Institute of Technology, Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar.

Ann Fudge has served as one of the directors on our Board since October 2011. She is the chairperson of the Management Development and Compensation Committee and a member of the Nominations and Governance Committee of the Board.

Ms. Fudge was the Chairman and Chief Executive Officer of Young & Rubicam Brands from 2003 to 2006. Prior to Young & Rubicam Brands, from 1997 to 2000 Ms. Fudge was President of Maxwell House Coffee and Post Cereals and from 2000 to 2001. Ms. Fudge served as the President, Beverages, Desserts and Post Division–a unit of Kraft Foods, Inc. She served on Kraft's Management Committee and has managed many Kraft businesses. Before joining General Foods, she spent nine years at General Mills, where she began as a Marketing Assistant and rose to the level of Marketing Director.

Ms. Fudge serves on the Board of Directors of General Electric Company, Novartis International AG, and Unilever. She has also served on the Board of the Federal Reserve Bank of New York, Liz Claiborne, Inc., Allied Signal, Inc., Honeywell International, Inc., and Marriott International, Inc.

Ms. Fudge holds a bachelor’s degree from Simmons College and a Masters of Business Administration from Harvard University.

Srinath Batni has served as one of the directors on our Board since May 2000. Mr. Batni is currently Head – Delivery Excellence at Infosys. He serves as a director on the boards of Infosys China, Infosys Shanghai and Infosys Australia.

Mr. Batni joined Infosys in June 1992 as Project Manager. Since then, he has held several senior positions in our Customer Delivery function.

Mr. Batni is also a Member of the Executive Council of NASSCOM.

Mr. Batni received a Bachelor of Engineering in Mechanical Engineering from the University of Mysore and a Master of Engineering in Mechanical Engineering from the Indian Institute of Science, Bangalore.

V. Balakrishnan has served as one of the directors of our Board since June 2011. He serves as a Chairman on the Board of Infosys BPO. He is also a member of the board of Lodestone Holding AG.

Mr. Balakrishnan served as our Chief Financial Officer from 2006 to October 31, 2012. Prior to that, he served as our Company Secretary and Senior Vice President – Finance from 2001 to 2006. Since he joined us in 1991, Mr. Balakrishnan has served in various capacities in our Finance department. Prior to joining Infosys, Mr. Balakrishnan was Senior Accounts Executive with Amco Batteries Limited.

Mr. Balakrishnan also serves on the board of Tejas Networks Limited and Extensible Business Reporting Language (XBRL) India.

Mr. Balakrishnan received a Bachelor of Science from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, the Institute of Company Secretaries of India and the Institute of Cost and Works Accountants of India.

Ashok Vemuri has served as one of the directors on our Board since June 2011 and is Head of Americas and Global Head of Manufacturing and Engineering Services. He serves as a chairman of the Boards of Infosys China and Infosys Shanghai and a director on the board of Infosys Public Services Inc.

Mr. Vemuri joined Infosys in 1999 and has served in a number of leadership roles. In 2004, he led the company’s entry into the financial services industry as the Head of Banking and Capital Markets. Prior to that he served as Head of Infosys Canada and Eastern North America Region operations.

Mr. Vemuri received a bachelor's degree (Hons.) in Physics from St. Stephens College, Delhi, and a Post Graduate Diploma in Marketing Management from the Indian Institute of Management, Ahmedabad.

B. G. Srinivas has served as one of the directors on our Board since June 2011 and is Head of Europe and Global Head of Financial Services and Insurance. He serves as a director on the boards of Infosys Sweden, Infosys Consulting India Limited, and is the Chairman of the boards of Lodestone Holding AG and Infosys Australia.

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

Mr. Srinivas is a member of the advisory board of Ovum, a leading European IT and business research and advisory firm.

Mr. Srinivas holds a bachelor's degree in Mechanical Engineering from Visheveshwarayya College of Engineering, Bangalore University, Bangalore and has participated in executive programs at Indian Institute of Management, Ahmedabad and Wharton Business School.

Rajiv Bansal is a member of our Executive Council and our Chief Financial Officer. His areas of responsibility include corporate finance, business finance, international taxation and mergers and acquisitions for Infosys and its subsidiaries.

Before becoming the CFO, Mr. Bansal was the Vice President and Head of Finance. Mr. Bansal joined Infosys as Manager, Finance in 1999.

Mr. Bansal has over 18 years of experience as a Chartered Accountant and Cost Accountant. Prior to joining Infosys, Mr. Bansal worked in different capacities at Tata Technologies Ltd., Cable & Wireless India and ABB Ltd.

He holds a Bachelor of Commerce (Honours) degree from Calcutta University. Mr. Bansal was a gold medalist and stood all India third in Institute of Cost and Works Accountants of India (ICWAI).

Chandrashekhar Kakal is a Member of our Executive Council and Senior Vice President and heads the Enterprise Solutions business unit at Infosys.

Mr. Kakal also established Infosys’ Hyderabad Development Center in 2000, which he headed until 2004. Mr. Kakal joined Infosys in 1999. He was part of the group that started the Enterprise Solutions practice.

Prior to joining Infosys, Mr. Kakal had worked with several manufacturing and IT companies, including Ashok Leyland Limited, Wipro Technologies Limited, Larsen & Toubro Limited and Ramco Systems Limited.

Mr. Kakal received a Bachelor of Engineering in Mechanical Engineering from Bangalore University and a Master of Business Administration from the Asian Institute of Technology, Bangkok.

Nandita Gurjar is a member of our Executive Council and Senior Vice President and Group Head of Education and Research. She served as the Senior Vice President-Group Head of Human Resources until March 31, 2013. Ms. Gurjar was appointed the Head of Infosys Human Resources in 2007.

Earlier, Ms. Gurjar established and headed the Human Resources department at Infosys BPO. Ms. Gurjar joined Infosys in 1999 and founded the Learning and Development unit.

Ms. Gurjar holds a bachelor's degree in Psychology from Nizam College, Hyderabad, and a master's degree in Psychology from Osmania University.

Basab Pradhan is a member of our Executive Council and Senior Vice President – Global Head of Sales and Marketing for Infosys.

Over two stints at Infosys, Mr. Pradhan has played many roles in the organization across Sales, Marketing, Industry Solutions and P&L leadership.

Outside of Infosys, Mr. Pradhan was the co-founder and CEO of a venture-funded technology startup in the area of unstructured data in financial information. Prior to Infosys, he worked for Hindustan Unilever in Mumbai.

Mr. Pradhan holds a bachelor's degree in mechanical engineering from Indian Institute of Technology, Kanpur and has a Post Graduate Diploma in General Management from Indian Institute of Management, Ahmedabad.

Stephen R. Pratt is the Managing Partner – Worldwide Consulting and Systems Integration and a Member of our Executive Council. In 2003, he co-founded Infosys Consulting.

Mr. Pratt joined Infosys after 12 years as a senior partner at Deloitte Consulting, where he established the company’s CRM practice. Before Deloitte, he worked for eight years at Booz, Allen & Hamilton Inc.

Mr. Pratt holds a Bachelor of Science degree in Electrical Engineering from Northwestern University, and a master’s degree from the George Washington University.Mr. Pratt also serves on the board of Lodestone Holding AG.

U. B. Pravin Rao is a member of our Executive Council and Senior Vice President, Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Rao is responsible for providing services to Retail, Consumer Packaged Goods, Logistics and Life Sciences clients.

He joined Infosys in 1986 and has over 25 years of experience working on engagements with clients, primarily in Retail and Financial Services. Prior to his current role, Mr. Rao held a number of senior leadership roles including: Head of Infrastructure Management Services and Delivery Head for Europe. As a member of the Executive Council, he participates in formulation and deployment of business strategy along with the Board. Mr. Rao also serves on the boards of Infosys Australia and Lodestone Holding AG.

Mr. Rao holds a bachelor’s degree in electrical engineering from Bangalore University.

Prasad Thrikutam is a member of our Executive Council and Senior Vice President, Global Head of Energy, Utilities, Communications and Services.

Mr. Thrikutam heads the Energy, Utilities, Communications and Services (ECS) industry group. Mr. Thrikutam also has the overall responsibility of Infosys Cloud and Sustainability services, and serves on the board of Infosys China.

In 2008, Mr. Thrikutam took on the leadership of the Energy, Utilities & Services (EUS) unit. From 2004 to 2008, he led our Hi-tech and Discrete Manufacturing unit (HTDM). Mr. Thrikutam joined Infosys in 1995 as a Regional Head of Business Development in the U.S.

Prior to joining Infosys, Mr. Thrikutam headed the regional operations at a leading IT company in India, selling solutions to the Enterprise market. Prior to that, he was at Bosch GmbH, India, where he held leadership roles in Manufacturing and Operations.

Mr. Thrikutam holds a bachelor's degree in Mechanical Engineering from Visheveshwarayya College of Engineering, Bangalore and a Post Graduate Diploma in Marketing Management from Indian Institute of Management, Bangalore.

Ramadas Kamath U. is a Member of our Executive Council and Senior Vice President and Head of Infrastructure, Commercial, Facilities, Administration and Security.

Mr. Kamath plays a vital role in the management of Infosys’ facilities and administration worldwide. From managing the company’s infrastructure growth to ensuring physical security across campuses, he has been instrumental in ensuring that Infosys’ growth as a global IT leader has been reflected across the locations and facilities from which it operates.

Mr. Kamath is a Chartered Accountant and has a bachelor’s degree in General Management from Poorna Prajna College, Udupi, Karnataka.

Sanjay Purohit is a member of the Infosys Executive Council. Sanjay is responsible for leading ‘Infosys Edge’, a portfolio of innovation-led businesses, including emerging areas such as Cloud, Big Data, Enterprise Mobility and Sustainability.

Mr. Purohit has 23 years of diverse experience in leading innovation management, market development, strategic planning, business operations and leadership development with leading businesses in India and other countries. He is deeply engaged with CXOs of global corporations on accelerating innovation and driving innovation co-creation focused on Building Tomorrow’s Enterprise.

Mr. Purohit holds a bachelor’s degree in mechanical engineering from National Institute of Technology, Srinagar, India.

Srikantan Moorthy is a member of our Executive Council and Senior Vice President and Group Head of Human Resources,

Mr. Moorthy has over 28 years of industry experience. Prior to his current role, he was the Group Head of Education and Research. Earlier, he was the delivery head of Infosys Communication Service Providers unit.

Mr. Moorthy holds a bachelor’s degree in electronics engineering from Bangalore University.

Leo Puri was appointed by our Board of Directors as an additional director effective April 11, 2013. His appointment is up for shareholder confirmation at the Annual General Meeting to be held on June 15, 2013.

Mr. Puri is a Senior Advisor to McKinsey & Company’s Asia-Pacific Financial Institution Practice. He has served as a Senior Partner of the firm, and has 25 years of experience of working in consulting to financial institutions. Between 2007 and 2011, he was a Managing Director with Warburg Pincus & Company, a leading Private Equity Firm, responsible for investments in India and financial institutions in relevant Asian markets.

Mr. Puri serves as a director on the boards of Max Bupa Health Insurance Limited, Max Life Insurance Company Limited and Bennett Coleman & Company Limited.

Mr. Puri has a M.A. from the Oxford University, UK in Politics, Philosophy and Economics and a master's degree in Law from Cambridge University with First Class honors.

COMPENSATION

Our Management Development and Compensation Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the Management Development and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component, bonus and a variable performance linked incentive. The Management Development and Compensation Committee makes a half-yearly appraisal of the performance of the employee directors based on a detailed performance-related matrix.

We have a variable compensation structure for all of our employees. Each employee’s compensation consists of performance incentives payable upon the achievement by the company of certain financial performance targets and is also based on individual performance. Our Board aligned the compensation structure of our employee directors in line with that applicable to all of our other employees. All of our executive directors are entitled to a bonus of up to 20% of their fixed salary. All of our executive directors are entitled to receive company-linked performance incentives payable on our achievement of certain financial performance targets. All our executive directors are entitled to receive individual performance-linked incentives. The bonus and various incentives are payable quarterly or at other intervals as may be decided by our Board.

In fiscal 2013, our non-executive directors were paid an aggregate of $1,429,167. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2013.

Name	Salary ($)	Bonus/ Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
S. Gopalakrishnan	66.311	15,920	22,430	15,115
S. D. Shibulal	66,311	15,918	22,430	15,115
Deepak M. Satwalekar	–	–	145,000	–
Omkar Goswami	–	–	130,000	–
Sridar Iyengar (1)	–	–	84,167	–
David Boyles	–	–	180,000	–
Jeffrey Lehman	–	–	180,000	–
K. V. Kamath	–	–	255,000	–
R. Seshasayee	–	–	130,000	–
Ravi Venkatesan	–	–	145,000	–
Ann M Fudge	–	–	180,000	–
Srinath Batni	88,414	267,666	30,521	19,539
V. Balakrishnan	83,993	238,148	28,902	18,655
Ashok Vemuri	708,000	190,978	5,400	–
B. G. Srinivas)	593,983	170,674	104,378	–
Chandrasekhar Kakal	70,782	149,346	48,805	16,010
Nandita Gurjar)	326,755	236,910	12,810	3,508
Basab Pradhan	397,080	108,880	–	–
Stephen R Pratt	809,073	1,320,712	–	–
U B Pravin Rao	73,339	155,240	50,655	16,522
Prasad Thrikutam	418,980	226,235	5,400	–
Ramadas Kamath U	62,323	138,382	42,694	14,321
Rajiv Bansal (2)(3)(4)	24,141	13,544	17,009	5,058

(1)	Mr. Sridar A. Iyengar retired from the Board effective August 13, 2012. Remuneration paid is for the period April 1, 2012 to August 12, 2012.
(2)	Appointed as the Chief Financial Officer effective November 1, 2012
(3)	Appointed as a Member of the Executive Council effective November 1, 2012.
(4)	Salary for period from November 1, 2012 to March 31, 2013

All compensation to directors and officers disclosed in the table above that was paid in Indian rupees has been converted, for the purposes of the presentation in such table, at an exchange rate of 54.29 per U.S. dollar.

Option Grants

There were no option grants to our Executive Co-Chairman, Chief Executive Officer or Chief Financial Officer in the fiscal years ended March 31, 2013, 2012 and 2011. Details of options granted to other senior executives are reported elsewhere in Item 6 in the section titled “Compensation”.

Option Exercises and Holdings

Our Executive Co-Chairman, Chief Executive Officer or Chief Financial Officer did not hold or exercise any options during the fiscal year ended March 31, 2013. The details of stock options held and exercised with respect to other senior executives are reported elsewhere in Item 6 in the section titled “Share Ownership”.

All executive directors are also liable to retire by rotation. The term of office of each of the directors is given below:

Name	Date Current Term of Office Began(2)	Expiration/Renewal Date of Current Term of Office(3)	Whether Term of Office is subject to retirement by rotation
S. Gopalakrishnan	August 21, 2011	August 20, 2016	Yes
S. D. Shibulal(1)	August 21, 2011	August 20, 2016	Yes
Srinath Batni(1)	May 27, 2010	May 26, 2015	Yes
Deepak M. Satwalekar(1)	June 11, 2011	–	Yes
Omkar Goswami(1)	June 11, 2011	–	Yes
David L. Boyles	June 09, 2012	–	Yes
Jeffrey Sean Lehman	June 09, 2012	–	Yes
K. V. Kamath	June 09, 2012	–	Yes
R. Seshasayee(1)	June 11, 2011	–	Yes
Ravi Venkatesan	June 11, 2011	–	Yes
V. Balakrishnan	June 11, 2011	June 10,2016	Yes
B.G. Srinivas	June 11, 2011	June 10, 2016	Yes
Ashok Vemuri	June 11, 2011	June 10, 2016	Yes
Ann M Fudge	June 09, 2012	–	Yes
Leo Puri (4)	–	–	Yes

(1)	Director who is retiring by rotation in the ensuring Annual General Meeting scheduled for June 15, 2013 and is seeking re-appointment.
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

(3)	For executive directors, this date is the date when their current term of appointment as an executive director expires.
(4)	Appointed by the Board as additional director effective April 11, 2013. Mr. Puri’s appointment will come up for shareholder confirmation at the ensuing AGM on June 15, 2013.

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

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers is filed as an exhibit to this Annual Report on Form 20-F. Other than the indemnification agreements referred to in this paragraph, we have not entered in to any agreements with our non-executive directors.

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 15 directors, nine of whom are independent as defined by Rule 303A.02 of the Listed Company Manual of the New York Stock Exchange. Our Articles of Association and the Indian Companies Act require that at least two-thirds of our directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Our executive directors are appointed for five-year terms by the shareholders. They customarily retire every three years and are eligible for re-election at that time. Executive directors are required to retire at age 60 in accordance with our India-based employee retirement policies

Other Board members must retire from the Board at age 65. The age of retirement for independent directors joining the board on or after October 15, 2010, is 70 years.

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

The Chairman will take a lead role in managing the Board and facilitating communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board. Board, Board committees and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, evaluate and manage directors’ performance and with the assistance of Co-Chairman and the Company Secretary, oversee the management of the Board’s administrative activities such as meetings, schedules, agendas, communication flow and documentation.

The Chairman will actively work with the Nominations and Governance Committee to plan the Board and Board committee’s composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

Executive Co-Chairman of the Board

The Executive Co-Chairman of the Board (Co-Chairman), being an executive of the Company, will focus on maintaining key client relationships, dealing with broader industry issues, providing global thought leadership, directing research and innovation, leading transformation initiatives, contributing to strategy and representing the Company as its brand ambassador. The Co-Chairman will serve as a trusted mentor to the CEO and provide insights and thought leadership to manage a large and complex organization.

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

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The risk management committee, comprising of four independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The risk management committee reviews the risk management practices in the company. Our senior management also provides regular reports and updates to the risk management committee and our Board from time to time on the enterprise risks and actions taken.

Board and Management Changes

Mr. Sridar A. Iyengar, Independent director, retired from the Board effective August 13, 2012 on account of attaining the age of superannuation in accordance with the retirement policy of the Board. Mr. V. Balakrishnan, Member of the Board and Chief Financial Officer, resigned from his position as Chief Financial Officer from October 31, 2012. He continues to be a member of the Board. Mr. Rajiv Bansal, Vice President–Finance, took over as Chief Financial Officer from November 1, 2012 and was inducted as a member of the Executive Council effective November 1, 2012. Mr. Sanjay Purohit and Mr. Srikantan Moorthy were inducted into the Executive Council effective April 1, 2013. Mr. Srikantan Moorthy took over as the Group Head of Human Resources and Ms. Nandita M. Gurjar took over as the Group Head of Education and Research effective April 1, 2013.

Mr. Leo Puri was appointed as an additional director on the Board effective April 11, 2013.

Board Committee Information

Details relating to the Audit, Management Development and Compensation, Nominations and Governance and Risk Management Committees of our Board are provided below.

Audit Committee

As of March 31, 2013, our Audit Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:
  Mr. Deepak M. Satwalekar, Chairperson
  Mr. R. Seshasayee-Audit Committee Financial Expert
  Mr. Ravi Venkatesan
Mr. Sridar A Iyengar ceased to be a member of the committee, effective August 13, 2012. Mr. R. Seshasayee was determined to be an Audit Committee Financial Expert at the Board Meeting held on July 12, 2012.

Our Board has determined that each of the current members of the Audit Committee is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor - and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The Audit Committee held four meetings in person during fiscal 2013.

The Audit Committee has adopted a revised charter with effect from 13 May 2013. The charter is filed as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Management Development and Compensation Committee

As of March 31, 2013, our Management Development and Compensation Committee was comprised of three non-executive independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

Ms. Ann Fudge, Chairperson
Mr. David Boyles
Mr. Ravi Venkatesan

The purpose of our Management Development and Compensation Committee is to discharge the Board of Directors' responsibilities relating to compensation of our executive directors and senior management. The Management Development and Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs for executive directors and senior management. The Management Development and  Compensation Committee held four meetings in person during fiscal 2013. The Management Development and Compensation Committee (previously known as the Compensation Committee) has adopted a revised charter with effect from 13  May 2013. The charter is filed as an exhibit to this Annual Report on Form 20-F.

Nominations and Governance Committee

As of March 31, 2013, our Nominations and Governance Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:
  Prof.Jeffrey Lehman, Chairperson
  Ms. Ann Fudge
  Mr. Ravi Venkatesan
The purpose of our Nominations and Governance Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by our Board and to recommend, for approval by our Board, nominees for election at our annual meeting of shareholders.

The Nominations and Governance Committee held four meetings in fiscal 2013.

The Nominations and Governance Committee has adopted a revised charter with effect from 13 May 2013 under which the name of the committee has been changed to 'Nominations and Governance Committee'. The charter is filed as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

As of March 31, 2013, our Risk Management Committee was comprised of three independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:
  Mr. David L. Boyles, Chairperson
  Dr. Omkar Goswami
  Mr. R. Seshasayee·
Mr. Sridar A Iyengar ceased to be a member of the committee, effective August 13, 2012

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

The Risk Management Committee held four meetings during fiscal 2013.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2013, we employed approximately 156,000 employees, of which approximately 147,000 were IT professionals, including trainees. As of March 31, 2012, we employed approximately 150,000 employees, of which 141,790 were IT professionals As of March 31, 2011, we employed approximately 130,820 employees, of which approximately 123,811 were IT professionals.

As of March 31, 2013, we employed approximately 120,100 employees in India, 19,300 in the Americas, 8,000 employees in Europe and 9,200 employees in the Rest of the World.

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

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2013, we received approximately 379,000 employment applications, interviewed approximately 48,100 applicants and extended offers of employment to approximately 27,300 applicants. In fiscal 2013, we added approximately 1,300 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 5,400 new hires, net of attrition, during fiscal 2013.

We do not have significant recruiting activities outside India.

Performance appraisals

We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to underperformers.

Training and development

Competence development of our people continues to be a key area of strategic focus for us. We launched new programs to align with the needs of the Infosys 3.0 strategy. In keeping with the changes in the use of technology in education, we enhanced our technology lead training efforts in multiple areas.

Our flagship industry-academia partnership program, Campus Connect, also launched the technology enabled co-teach program to reach out to students in engineering institutions.

The Knowledge Management system at Infosys won the Indian MAKE (Most Admired Knowledge Enterprise) award winner for the 9th time. Our researchers continued to demonstrate their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

Our focus on developing our employees and providing continuing education training continues to be a key element of our strategy. We train the new engineering graduates that join us at our Global Education Center in Mysore. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs. During fiscal 2013 we introduced programs in emerging areas like cloud programming and mobile application development.

As of March 31, 2013, we employed 499 full-time employees as educators, including 301 with doctorate or masters degrees. Our educators conduct training programs for both the new entrants and experienced employees. Our researchers published extensively during the financial year with articles, white papers in prestigious journals and conferences as well as books and invited chapters in reputed publications.

Our engagement with engineering colleges through our Campus Connect program continued last year. Last year, we conducted over 41 faculty enablement workshops covering more than 1,692 faculty members from various colleges.

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

Visas

As of March 31, 2013, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,800 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,600 persons), which allow the employee to stay in the United States only temporarily.

SHARE OWNERSHIP

The following table sets forth as of March 31, 2013, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2013. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The stock option grant price has been translated into U.S. dollars from Indian rupees based on fixing rate in the City of Mumbai on March 31, 2013 for cable transfers in Indian rupees as published by the FEDAI, which was 54.29 per $1.00. The share numbers and percentages listed below are based on 574,236,166 Equity Shares outstanding as of March 31, 2013. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity shares	Equity Shares underlying options granted	Exercise price	Date of Expiration
S. Gopalakrishnan(1)	19,555,717	3.41	–	–	–
S. D. Shibulal(2)	12,628,911	2.20	–	–	–
Srinath Batni(3)	642,284	*	–	–	–
V. Balakrishnan(4)	476,623	*	–	–	–
Ashok Vemuri	15	*	–	–	–
B. G. Srinivas	60,015	*	–	–	–
Deepak Satwalekar	56,000	*	–	–	–
Omkar Goswami	7,900	*	–	–	–
David Boyles	2,000	*	–	–	–
Jeffrey Lehman	–	*	–	–	–
K. V. Kamath	–	*	–	–	–
R. Seshasayee	62	*	–	–	–
Ravi Venkatesan	110	*	–	–	–
Ann M. Fudge	–	*	–	–	–
Leo Puri	–	*	–	–	–
Rajiv Bansal	35,445	*	–	–	–
Srikantan Moorthy	12,584	*	–	–	–
Sanjay Purohit	18,482	*	–	–	–
Chandrasekhar Kakal	40,876	*	–	–	–
Nandita Gurjar	1,962	*	–	–	–
Stephen Pratt	–	*	–	–	–
Basab Pradhan	–	*	–	–	–
U.B. Pravin Rao	158,148	*	–	–	–
Prasad Thrikutam	34,339	*	–	–	–
Ramadas Kamath U.	120	*	–	–	–
Total (all directors and executive officers)	33,731,593	5.87	–	–	–

(1)
Shares beneficially owned by Mr. Gopalakrishnan include 12,898,991 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family.Mr. Gopalakrishnan disclaims beneficial ownership of such shares.

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

Our Compensation Committee (now known as the Management Development and Compensation Committee) administers the 1998 Plan. In addition, the committee has the authority to amend, suspend, or terminate the 1998 Plan, provided that no such action may affect any ADS previously issued and sold or any option to purchase an ADS previously granted under the 1998 Plan.

The 1998 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 1998 Plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 1998 Plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 1998 Plan may not exceed 10 years.

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

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 Plan. Our shareholders and Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 Equity Shares to employees. The 1999 Plan is administered by our Compensation Committee (now known as the Management Development and Compensation Committee). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value, or FMV. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 Plan are exercised for equity shares.

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

During the fiscal year ended March 31, 2013, there were no options to purchase ADSs or equity shares granted to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2013, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2013. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors include equity shares owned by their family members to which such directors disclaim beneficial ownership.
The share numbers and percentages listed below are based on 574,236,166 Equity Shares outstanding, as of March 31, 2013.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	March 31, 2013			March 31, 2012		March 31, 2011
Shareholding of all directors and officers as a group and officers as a group	–	33,731,593	5.87	33,690,992	5.87(1)	74,460,585(2)	12.97(2)

(1)
Comprised of 1,546, 965 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2013.

(2)
Comprised of 1,506,354 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on base of 574,237,430 equity shares which includes 7,429 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2012.

(3)
Comprised of 2,131,152 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,250,349 equity shares which includes 98,790 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2011.

Our American Depository Shares are listed on the NYSE. Each ADS currently represents one equity share of par value 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2013 are held by 32,479 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2013, 41.80% of our equity shares were held by these FIIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2013, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

During fiscal 2013, 2012 and 2011, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed approximately $13 million, $21 million and $25 million, respectively. Further, during fiscal 2013, 2012 and 2011, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them approximately $7 million, $12 million and $17 million, respectively. During fiscal 2013, 2012 and 2011, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed approximately $25 million, $6 million and $4 million, respectively. Further, during fiscal 2013, 2012 and 2011, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them approximately $11 million, $7 million and $5 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited (MSPL) for a cash consideration of $3 million. As of March 31, 2013, Infosys Australia is under liquidation. During fiscal 2013, 2012 and 2011, we engaged Infosys Australia for software development services for which we have been billed less than $1 million, $277 million and $195 million, respectively. Further, during fiscal 2013, 2012 and 2011, Infosys Australia engaged us for certain software development services for which we billed them less than $1 million, approximately $3 million and $7 million, respectively. During fiscal 2013 and 2012, we received dividend from Infosys Australia of approximately $15 million and $120 million, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009, we disbursed an amount of $2 million as loans to Infosys China, for expansion of business operations, at an interest rate of 6.0% per annum. The loan was repayable within five years from the date of disbursement at the discretion of the subsidiary. During fiscal 2012, Infosys China repaid the entire loan. The largest amount outstanding during fiscal 2012 was $5 million. During fiscal 2011, we made an additional investment of $9 million in Infosys China. As of March 31, 2013, we have invested an aggregate of $23 million as equity capital in Infosys China. During fiscal 2013, 2012 and 2011, we engaged Infosys China for software development services for which we have been billed approximately $44 million, $55 million and $53 million, respectively. Further, during fiscal 2013, 2012 and 2011, Infosys China engaged us for certain software development services for which we billed them approximately less than $1 million, $2 million and $1 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. During fiscal 2013, 2012 and 2011, we made an additional investment of $2 million, Nil and $3 million, respectively, in Infosys Mexico. As of March 31, 2013, we have invested an aggregate of $14 million in the subsidiary. During fiscal 2013, 2012 and 2011, we engaged Infosys Mexico for software development services for which we have been billed approximately $2 million, $6 million and $11 million, respectively. Further, during fiscal 2013 and 2012, Infosys Mexico engaged us for certain software development services for which we billed them approximately less than $1 million and $1 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. During fiscal 2013, 2012 and 2011 we engaged Infosys Sweden for software development services for which we have been billed approximately $1 million, $2 million and $3 million, respectively.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. During fiscal 2013, 2012 and 2011, we made an additional investment of $9 million, $5 million and $2 million, respectively, in Infosys Brasil. Further, during fiscal 2011, we disbursed $2 million as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan was repayable within six months at the discretion of the subsidiary. During fiscal 2012, Infosys Brasil repaid the entire loan. As of March 31, 2013 we have invested an aggregate of $22 million as equity capital in the subsidiary. During fiscal 2013, 2012 and 2011, we engaged Infosys Brasil for software development services for which we have been billed approximately less than $1 million, less than $1 million and $1 million, respectively. Further, during fiscal 2013 and 2012, Infosys Brasil engaged us for certain software development services for which we billed them approximately less than $1 million each.

Infosys Public Services. In October 2009 we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market and invested an aggregate of $5 million in the subsidiary. Further during fiscal 2013, we disbursed an amount of $12 million as loans to Infosys Public Services, at an interest rate of 6.0% per annum, for expansion of business operations. The largest amount outstanding during fiscal 2013 was $13 million. The loan is repayable within one year from the date of disbursement at the discretion of the subsidiary. During fiscal 2013 and 2012, Infosys Public Services engaged us for certain software development services for which we billed them approximately $81 million and $36 million, respectively.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Further, in fiscal 2013 and 2012 we have made an additional investment of $27 million and $17 million, respectively in Infosys Shanghai. As of March 31, 2013, we have invested an aggregate of $47 million in the subsidiary.

Infosys Consulting Inc. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. During fiscal 2012 and 2011, we engaged Infosys Consulting and its subsidiary for consulting services for which we have been billed approximately $31 million and $79 million, respectively. Further, during fiscal 2012 and 2011, Infosys Consulting and its subsidiary engaged us for certain software development services for which we billed them approximately $9 million and $16 million, respectively. Further, during fiscal 2012 and 2011, we billed Infosys Consulting Inc., approximately $4 million and $1 million, respectively, for certain shared facilities.

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

Infosys Lodestone On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition. During fiscal 2013, we disbursed an amount of $22 million as loans to Infosys Lodestone, at an interest rate of 6.0% per annum for expansion of business operations. The loan is repayable within one year from the date of disbursement at the discretion of the subsidiary. The largest amount outstanding during fiscal 2013 was $22 million. During fiscal 2013, we engaged Infosys Lodestone for software development services for which we have been billed approximately $19 million.

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

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons services as our director or officer. The form of the indemnification agreement for our directors and officers is filed as an exhibit to this Annual Report on Form 20-F.

Loans to employees

We provide personal loans and salary advances to our employees in India who are not executive officers or directors.
The annual rates of interest for these loans vary between 0% and 4%. Loans and advances aggregating $41 million, $33 million and $32 million were outstanding as of March 31, 2013, 2012 and 2011, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:
  Report of Independent Registered Public Accounting Firm
  Consolidated balance sheets as of March 31, 2013 and 2012
  Consolidated statements of comprehensive income for the years ended March 31, 2013, 2012 and 2011
  Consolidated statements of changes in equity for the years ended March 31, 2013, 2012 and 2011
  Consolidated statements of cash flows for the years ended March 31, 2013, 2012 and 2011
  Notes to the consolidated financial statements
  Financial Statement Schedule II- Valuation and qualifying accounts
Export revenue

For fiscal 2013, 2012 and 2011, we generated $7,244 million, $6,839 million and $5,909 million, or 97.9%, 97.8% and 97.8% of our total revenues of $7,398 million, $6,994 million and $6,041 million, respectively, from the export of our products and rendering of services outside of India.

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

In fiscal 2013, 2012 and 2011, we paid cash dividends of approximately $0.86, $0.76 and $1.22 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($)(1)	Dividend per ADS ($)(1)
2013(2)	47.00	0.86	0.86
2012	35.00	0.76	0.76
2011(3)	55.00	1.22	1.22

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Includes a special dividend of 10.00 ($0.18) per equity share, representing the tenth year in operation for Infosys BPO.
(3)	Includes 30th year special dividend of 30.00 ($0.67) per equity share.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on NYSE under the ticker symbol 'INFY'. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. The ADS were delisted from NASDAQ with effect from December 12, 2012 and began trading on the New York Stock Exchange from December 12, 2012. We listed our ADSs on the NYSE Euronext Exchanges in London and Paris on February 20, 2013.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated.

As of March 31, 2013, we had 574,236,166 equity shares issued and outstanding. There were 32,479 record holders of ADRs, evidencing 70,833,217 ADSs (equivalent to 70,833,217 Equity Shares). As of March 31, 2013, there were 415,844 record holders of our Equity Shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges, the NASDAQ and the NYSE. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). There were no trades reported for ADSs listed in the NYSE Euronext London and Paris stock exchanges since we listed our ADSs on February 20, 2013.

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the City of Mumbai on March 31, 2013 for cable transfers in Indian rupees as published by the FEDAI, which was 54.29 per $1.00. The high and low prices for the Indian stock exchanges, the NASDAQ and the NYSE are based on the closing prices for each day of the relevant period.
(in Dollars)(1)
Fiscal	BSE		NSE		NASDAQ/NYSE
	High	Low	High	Low	High	Low
2013	55.35	39.14	55.34	39.12	57.60	38.17
2012	60.90	40.33	60.90	40.22	73.40	47.01
2011	64.02	46.66	64.12	46.66	77.53	55.18
2010	51.69	24.70	51.83	24.79	62.32	26.81
2009	36.71	20.28	36.72	20.31	49.37	21.11
Fiscal 2013
First Quarter	52.59	42.58	52.65	42.57	57.60	42.10
Second Quarter	46.07	39.14	48.48	39.12	48.72	38.17
Third Quarter	48.06	41.71	48.07	41.74	49.65	41.46
Fourth Quarter	55.35	42.51	55.34	42.53	55.06	42.52
Fiscal 2012
First Quarter	60.90	49.90	60.90	49.91	73.40	60.70
Second Quarter	55.17	40.33	55.18	40.22	68.25	47.01
Third Quarter	52.96	44.96	53.00	44.92	60.87	49.35
Fourth Quarter	54.39	47.59	54.38	47.60	60.10	51.08
Fiscal 2011
First Quarter	51.90	46.66	51.99	46.66	63.56	55.18
Second Quarter	56.33	49.65	56.34	49.74	64.56	58.33
Third Quarter	63.46	54.64	63.49	54.59	76.41	64.51
Fourth Quarter	64.02	53.81	64.12	53.82	77.53	64.52
Month
April 2013	55.20	41.11	55.18	41.11	54.34	40.10
March 2013	55.35	52.56	55.34	52.55	55.06	52.21
February 2013	54.52	50.74	54.52	50.75	54.58	51.12
January 2013	51.84	42.51	51.84	42.53	53.02	42.52
December 2012	44.87	41.71	44.93	41.74	44.03	41.46
November 2012	45.48	42.26	45.51	42.30	44.66	41.71
October 2012	48.06	42.90	48.07	42.91	49.65	42.67
(1) Prices

Source for all tables above: www.bseindia.com for BSE quotes, www.nse-india.com for NSE quotes, www.nasdaq.com for NASDAQ quotes, and www.nyse.com for NYSE quotes.

On May 13, 2013, the closing price of equity shares on the BSE was 2,340.35 equivalent to $42.75 per equity share based on the exchange rate on that date and on May 10, 2013, the closing price of ADSs on the NYSE was $42.87 per ADS.

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

The National Stock Exchange of India Limited
The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2013 was approximately 62.39 trillion or approximately $1,149.21 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

Bombay Stock Exchange Limited
The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2013 was approximately 65.32 trillion or approximately $1,209.59 billion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Securities Transaction Tax

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; The rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 w.e.f. 1.7.2012. (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 w.e.f. 1.6.2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% is changed to 0.01% in the Finance Act, 2013.

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

As of March 31, 2013, 574,236,166 Equity Shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2013, we had no options outstanding to purchase Equity Shares . For the purposes of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Indian Companies Act, our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Indian Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommended by the Board of Directors. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash to the shareholder’s order or the shareholder’s banker.

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

The Indian Companies Act further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:
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
Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from the reserves or surplus in the company’s profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from capitalization of the securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

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
Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Further, the Companies (Passing of Resolutions by Postal Ballot) Rules, 2011 require certain resolutions such as those listed below to be voted on only by a postal ballot:
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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to 1,000 for each day that the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its annual accounts with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company’s shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and statement of profit and loss account and the reports of the board of directors and the auditors thereon to its shareholders. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in this Annual Report on Form 20-F.

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

Takeover Code and Listing Agreements

In September 2011, the Securities and Exchange Board of India notified the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.Under Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the company to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of disclosure of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Such an acquirer will not be eligible to make voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Existing Shares) Regulations 2009, unless 12 months have elapsed from the date of the completion of offer.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 25% or more of the shares or voting rights of the company.

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

As of March 31, 2013, our public shareholding was approximately at 71.62%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least 50,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

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
The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.
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

As per the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2011, any person who is a promoter or part of promoter group of a listed company shall disclose to the company in the number of shares or voting rights held by such person. Further, any person who is a promoter or part of promoter group of a listed company, shall disclose to the company and the stock exchange where the securities are listed, the total number of shares or voting rights held and any change in shareholding or voting rights, if there has been a change in such holdings of such person from the last disclosure made under Listing Agreement or under the Insider Trading Regulations and the change exceeds 500,000 in value or 25,000 shares or 1% of total shareholding or voting rights, whichever is lower. Such disclosure is required to be made within two working days of becoming such promoter or person belonging to promoter group

MATERIAL CONTRACTS

We have entered into agreements with our employee directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months' notice. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons services as our director or officer. The form of the indemnification agreement for our directors and officers is filed as an exhibit to this Annual Report on Form 20-F.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board (FIPB), or the Reserve Bank of India (RBI), if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares is the higher of:

a.	the average of the weekly high and low of the closing prices of equity shares on a stock exchange during the 26 week period prior to the date of transfer of shares; and
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

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India NRIs or registered Foreign Institutional Investors (FIIs) (as described below) made through a stock exchange are known as Portfolio Investments.

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

Under SEBI and the RBI regulations, unless shareholders’ approval has been obtained, FIIs in aggregate may hold not more than 24% of an Indian company’s equity shares. However, we have obtained the required shareholders’ approval and our shares may be owned completely by FIIs, subject to the 10% individual holding limitation described above.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Investment by QFIs

Qualified Foreign Investors (QFI) are permitted to invest through SEBI registered Depository Participants in equity shares of listed Indian companies through SEBI registered stock brokers on recognized stock exchanges in India as well as in equity shares of Indian companies which are offered to the public in India in terms of the relevant and applicable SEBI guidelines/regulations. The individual and aggregate investment limits for the QFls is 5% and 10% respectively of the paid up capital of an Indian company.

In addition to equity shares of listed Indian companies and equity shares of Indian companies offered to the public, QFIs are also permitted to invest in the following securities through a SEBI registered Depository Participant, either directly issued by the issuer or through a registered broker on recognized stock exchange in India:

a.	dated Government securities or treasury bills;
b.	commercial papers issued by an Indian company;
c.	security receipts issued by asset reconstruction companies, subject to specified limits;
d.	perpetual debt instruments eligible for inclusion as Tier I capital and debt capital instruments as upper Tier II capital issued by banks in India, subject to specified limits;
e.	listed and unlisted non-convertible debentures/bonds issued by an Indian company in the Infrastructure sector;
f.	non-convertible debentures / bonds issued by infrastructure finance companies; and
g.	rupee denominated bonds/units issued by infrastructure debt funds.

A QFI has been defined by the SEBI as a non-resident investor (other than SEBI registered FIIs and SEBI registered Foreign Venture Capital Investor) who meets the requirements of SEBI for the purpose of making investments in accordance with the regulations/orders/circulars of RBI/SEBI.

QFls are also permitted to acquire equity shares by way of right shares, bonus shares or equity shares on account of stock split / consolidation or equity shares on account of amalgamation, demerger or such corporate actions subject to the prescribed investment limits. QFIs are allowed to sell the equity shares so acquired through SEBI registered stock brokers or pursuant to the relevant SEBI guidelines such as in an open offer under the Takeover Code or in a buy back.

Dividend payments on equity shares held by QFls can either be directly remitted to the designated overseas bank accounts of the QFIs or credited to the single non-interest bearing rupee bank account. In case dividend payments are credited to the single non-interest bearing rupee bank account they shall be remitted to the designated overseas bank accounts of the QFIs within five working days (including the day of credit of such funds to the single non-interest bearing rupee bank account). Within these five working days, the dividend payments can be also utilized for fresh purchases of equity shares under this scheme, if so instructed by the QFI.

Takeover Code

Please refer to the detailed description of the Takeover Code provided under ‘Takeover Code and Listing Agreements’ above.

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
  the shares are purchased with the permission of the custodian to the ADSs offering of the Indian company and are deposited with the custodian;
  the shares purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the Deposit Agreement; and
  a non-resident investor, broker, the custodian and the Depository comply with the provisions of the 1993 Regulations and any related guidelines issued by the Central Government from time to time.
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

The Finance Act 2012 includes General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. The procedural and administrative mechanism for the implementation of GAAR is still being finalized. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective on April 1, 2013. Based on the recommendation of a panel which was formed to study proposed GAAR, the GAAR provisions are now proposed to be effective April 1, 2016 onwards. Based on the recommendation of the panel, the Finance Act, 2013 has revised the provisions related to GAAR as proposed by the Finance Act, 2012.

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

Upto fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. Section 115JA to the Income Tax Act which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternate Tax, or MAT. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ operating and developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability.

The Finance Act, 2013 has increased surcharge on income of domestic companies having taxable income above 100,000,000 from 5% to 10%. It has resulted in the increase in effective MAT rate for such companies to 20.96% from 20.01%.

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years.

Taxation of Employee Stock Options. Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. This treatment extends to all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

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
As per the Finance Act, 2013, the rate of surcharge for domestic companies having total taxable income exceeding 10,000,000 but not exceeding 100,000,000 is 5% and in the case of domestic companies whose total taxable income is greater than 100,000,000, the applicable surcharge is 10%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds 10,000,000 but does not exceed 100,000,000 and it is 5% if the total taxable income of the foreign company exceeds 100,000,000.

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 w.e.f. 1.7.2012. (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 w.e.f. 1.6.2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% is changed to 0.01% in the Finance Act, 2013.

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

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a ‘straddle’ or as part of a ‘hedging’ or ‘conversion’ transaction for tax purposes, persons that have a ‘functional currency’ other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address U.S. federal tax laws other than income or estate tax or U.S. state or local or non-U.S. tax laws.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid prior to January 1, 2013 to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Unless legislation to the contrary is enacted, dividends paid on or after January 1, 2013 are taxable at ordinary income rates. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year.

Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See ‘Taxation - Indian Taxation - Taxation of Capital Gains.’ Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize such taxes as a credit against the U.S.holder’s federal income tax liability.

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

Backup withholding tax and information reporting requirements. Any dividends paid on, or proceeds from a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

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

Passive foreign investment company. A non-U.S. corporation generally will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:
  75% or more of its gross income for the taxable year is passive income; or
  on average for the taxable year by value, if 50% or more of its assets (generally value) produce or are held for the production of passive income.
We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2013. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:
  may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;
  may avoid the ‘excess distribution’ rules described above by making a ‘qualified electing fund election’ (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their prorata share of undistributed amounts of our income. We do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election;
  may avoid the ‘excess distribution rules described above if the equity shares are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year; or
  may be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

This information is set forth under the caption ‘Operating and Financial Review and Prospects’ is as set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

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

Fees and other payments made by the depositary

During fiscal 2013, the following expenses have been borne by the depositary in relation to the Company’s ADS program, including approximately:
  $ 11,797.69 towards payments made to Thomson Reuters (Markets) LLC for IR tool – Reuters Knowledge; and
  $47,186.34 towards payments made to I-Deal LLC for IR tools for market intelligence.
Apart from this, the Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2013.

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

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Limited:

We have audited Infosys Limited’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, and the related financial statement schedule II, and our report dated May 13, 2013 expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule II.

KPMG
Bangalore, India
May 13, 2013

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. R. Seshasayee is a member of our Board and is a member of its Audit Committee. Our Board has determined that Mr. R. Seshasayee is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board has determined that Mr. R. Seshasayee is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

On May 7, 2013, our Board adopted a revised Code of Conduct and Ethics that is intended to replace the earlier Code of Conduct and Ethics adopted by the Board on April 15, 2013 and ensures compliance with Section 406 of the Sarbanes-Oxley Act of 2002 and the NYSE Listed Company Manual. The revised Code of Conduct and Ethics is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The revised Code of Conduct and Ethics is filed as an exhibit to this Form 20F.

On April 13, 2012, our Board of Directors adopted a revised Whistleblower Policy that replaced the Whistleblower Policy adopted by the Board of Directors on April 9, 2003. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2013 and 2012:
(Dollars in millions)
Type of Service	Fiscal 2013	Fiscal 2012	Description of Services
(a) Audit Fees	$1.1	$0.9	Audit and review of financial statements
(b) Tax Fees	0.2	–	Tax returns and filing and advisory services
(c) All Other Fees	0.3	0.3	Statutory certifications, quality registrar, due diligence, work permit related services and other advisory services
Total	$1.6	$1.2

Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any audit and non-audit services. We disclose to our Audit Committee the nature of services that are provided and the fees to be paid for the services. All of the audit and non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section 303A of the Listed Company Manual of the New York Stock Exchange (“NYSE”) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Section 303A of the NYSE Listed Company Manual, provided that such foreign private issuer must:
  have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;
  disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards in its annual reports filed with the SEC on Form 20-F;
  promptly notify the NYSE of non-compliance with Section 303A of the NYSE Listed Company Manual; and
  comply with the NYSE’s annual and interim certification requirements.
Under the Section 402.04 of the NYSE Listed Company Manual, actively operating companies that maintain a listing on the NYSE are required to solicit proxies for all meetings of shareholders. However, Section 176 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Section 402.04 of the NYSE Listed Company Manual. However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Part III

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Limited

In connection with the March 31, 2013 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (3)  received the written disclosures and the letter from the auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor’s communications with the audit committee concerning independence, and has discussed with the auditor the auditor’s independence. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India May 13, 2013	Deepak M. Satwalekar Chairperson, Audit committee	R.Seshasayee Member, Audit committee	Ravi Venkatesan Member, Audit committee

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

Bangalore, India May 13, 2013	Rajiv Bansal Chief Financial Officer	S. D. Shibulal Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Limited:

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended March 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II.  These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 13, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Bangalore, India
May 13, 2013

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of March 31,
(Dollars in millions except share data)
	Note	2013	2012
ASSETS
Current assets
Cash and cash equivalents	2.1	$4,021	$4,047
Available-for-sale financial assets	2.2	320	6
Investment in certificates of deposit		–	68
Trade receivables		1,305	1,156
Unbilled revenue		449	368
Derivative financial instruments	2.7	19	–
Prepayments and other current assets	2.4	391	300
Total current assets		6,505	5,945
Non-current assets
Property, plant and equipment	2.5	1,191	1,063
Goodwill	2.6	364	195
Intangible assets	2.6	68	34
Available-for-sale financial assets	2.2	72	2
Deferred income tax assets	2.16	94	62
Income tax assets	2.16	201	204
Other non-current assets	2.4	44	32
Total non-current assets		2,034	1,592
Total assets		$8,539	$7,537
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	2.7	–	$9
Trade payables		35	5
Current income tax liabilities	2.16	245	207
Client deposits		6	3
Unearned revenue		152	107
Employee benefit obligations		113	98
Provisions	2.8	39	26
Other current liabilities	2.9	568	482
Total current liabilities		1,158	937
Non-current liabilities
Deferred income tax liabilities	2.16	23	2
Other non-current liabilities	2.9	27	22
Total liabilities		1,208	961
Equity
Share capital-5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 and 571,396,401, net of 2,833,600 treasury shares each as of March 31, 2013 and March 31, 2012, respectively		64	64
Share premium		704	703
Retained earnings		7,666	6,509
Other components of equity		(1,103)	(700)
Total equity attributable to equity holders of the company		7,331	6,576
Non-controlling interests		–	–
Total equity		7,331	6,576
Total liabilities and equity		$8,539	$7,537
Commitments and contingent liabilities	2.5, 2.16 and 2.20
The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,
(Dollars in millions except share and per equity share data)
	Note	2013	2012	2011
Revenues		$7,398	$6,994	$6,041
Cost of sales		4,637	4,118	3,497
Gross profit		2,761	2,876	2,544
Operating expenses:
Selling and marketing expenses		373	366	332
Administrative expenses		479	497	433
Total operating expenses		852	863	765
Operating profit		1,909	2,013	1,779
Other income, net	2.13	433	397	267
Profit before income taxes		2,342	2,410	2,046
Income tax expense	2.16	617	694	547
Net profit		$1,725	$1,716	$1,499
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		1	(2)	(2)
Exchange differences on translating foreign operations		(404)	(760)	72
Total other comprehensive income		$(403)	$(762)	$70

Total comprehensive income		$1,322	$954	$1,569
Profit attributable to:
Owners of the company		$1,725	$1,716	$1,499
Non-controlling interests		–	–	–
		$1,725	$1,716	$1,499
Total comprehensive income attributable to:
Owners of the company		$1,322	$954	$1,569
Non-controlling interests		–	–	–
		$1,322	$954	$1,569
Earnings per equity share
Basic ($)		3.02	3.00	2.62
Diluted ($)		3.02	3.00	2.62
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		571,399,238	571,365,494	571,180,050
Diluted		571,400,091	571,396,142	571,368,358
The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares(1)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
Changes in equity for the year ended March 31, 2011
Shares issued on exercise of employee stock options	326,367	–	5	–	–	5
Income tax benefit arising on exercise of share options	–	–	3	–	–	3
Dividends (including corporate dividend tax)	–	–	–	(816)	–	(816)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.16)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,499	–	1,499
Exchange differences on translating foreign operations	–	–	–	–	72	72
Balance as of March 31, 2011	571,317,959	$64	$702	$5,294	$62	$6,122
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(501)	–	(501)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.16)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,716	–	1,716
Exchange differences on translating foreign operations	–	–	–	–	(760)	(760)
Balance as of March 31, 2012	571,396,401	$64	$703	$6,509	$ (700)	$6,576
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(568)	–	(568)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.16)	–	–	–	–	1	1
Net profit	–	–	–	1,725	–	1,725
Exchange differences on translating foreign operations	–	–	–	–	(404)	(404)
Balance as of March 31, 2013	571,402,566	$64	$704	$7,666	$(1,103)	$7,331
The accompanying notes form an integral part of the consolidated financial statements

(1) Effective fiscal 2010 treasury shares held by controlled trusts were consolidated

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,
(Dollars in millions)
	Note	2013	2012	2011
Operating activities:
Net profit		$1,725	$1,716	$1,499
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	207	195	189
Income on investments		(45)	(8)	(22)
Income tax expense	2.16	617	694	547
Effect of exchange rate changes on assets and liabilities		4	7	–
Deferred purchase price	2.3	10	–	–
Other non-cash item		1	1	1
Changes in working capital
Trade receivables		(181)	(247)	(254)
Prepayments and other assets		(83)	(13)	(52)
Unbilled revenue		(87)	(131)	(88)
Trade payables		23	(5)	7
Client deposits		4	(1)	3
Unearned revenue		49	6	(3)
Other liabilities and provisions		97	123	98
Cash generated from operations		2,341	2,337	1,925
Income taxes paid	2.16	(603)	(656)	(627)
Net cash provided by operating activities		1,738	1,681	1,298
Investing activities:
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.9	(382)	(301)	(285)
Payment for acquisition of business, net of cash acquired	2.3	(213)	(41)	–
Payment on acquisition of intangible assets		(2)	(19)	–
Loans to employees		(11)	(5)	(7)
Deposits placed with corporation		(45)	(23)	(22)
Income from available-for-sale financial assets		41	6	5
Investment in quoted debt securities		(69)	–	–
Investment in certificates of deposit		–	(75)	(185)
Redemption of certificates of deposit		67	31	436
Investment in available-for-sale financial assets		(4,029)	(1,247)	(425)
Redemption of available-for-sale financial assets		3,716	1,245	973
Net cash (used in)/ provided by investing activities		(927)	(429)	490
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	1	5
Repayment of borrowings		(16)	–	–
Payment of dividends		(489)	(431)	(699)
Payment of corporate dividend tax		(79)	(70)	(117)
Net cash used in financing activities		(583)	(500)	(811)
Effect of exchange rate changes on cash and cash equivalents		(254)	(442)	62
Net increase in cash and cash equivalents		228	751	977
Cash and cash equivalents at the beginning	2.1	4,047	3,737	2,698
Cash and cash equivalents at the end	2.1	$4,021	$4,047	$3,737
Supplementary information:
Restricted cash balance	2.1	$56	$52	$24
The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company listed in NYSE Euronext London and Paris on February 20, 2013. The company’s consolidated financial statements were authorized for issue by the company’s Board of Directors on May 13, 2013.

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

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

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

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

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

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

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

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGUs expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

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

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Infosys Lodestone are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million).

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

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation as permitted by law.

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

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

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

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

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

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company has evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12, and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

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

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
 (Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Cash and bank deposits	$3,449	$3,746
Deposits with corporations	572	301
	$4,021	$4,047

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of $56 million and $52 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Current accounts
ABN Amro Bank, China	–	$8
ABN Amro Bank, China (U.S. dollar account)	–	1
ABN Amro Bank, Taiwan	1	–
Bank of America, USA	167	117
Bank of America, Mexico	1	1
Bank of Zachodni WBK S.A.	1	–
Barclays Bank, UK	2	–
Citibank N.A., Australia	32	17
Citibank N.A., Brazil	3	1
Citibank N.A., China	9	1
Citibank N.A., China (U.S. dollar account)	–	2
Citibank N.A., Dubai	1	–
Citibank N.A., Japan	3	2
Citibank N.A., Czech Republic (Euro account)	–	1
Citibank N.A., India	3	–
Citibank N.A., New Zealand	1	2
Citibank EEFC (U.S. dollar account)	21	–
Commerzbank, Germany	2	–
Deutsche Bank, Belgium	2	1
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (U.S. dollar account)	–	1
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, France	1	1
Deutsche Bank, Germany	3	2
Deutsche Bank, India	2	2
Deutsche Bank, Netherlands	2	1
Deutsche Bank, Singapore	–	2
Deutsche Bank, Philippines (U.S. dollar account)	1	1
Deutsche Bank, Poland	2	–
Deutsche Bank, United Kingdom	13	6
Deutsche Bank-EEFC, India (Euro account)	4	2
Deutsche Bank-EEFC, India (U.S. dollar account)	12	5
Deutsche Bank-EEFC, India (Swiss Franc account)	–	1
ICICI Bank, India	9	4
ICICI Bank-EEFC, India (U.S. dollar account)	2	6
ICICI Bank-EEFC, India (UK Pound Sterling)	1	–
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	3	1
Royal Bank of Scotland, China	10	–
Commonwealth Bank of Australia, Australia	–	1
Punjab National Bank, India	1	–
Bank of New Zealand	–	3
National Australia Bank Limited, Australia	–	1
	$317	$195
Deposit accounts
Andhra Bank, India	$130	$100
Allahabad Bank, India	51	168
ANZ Bank, Taiwan	1	–
Axis Bank, India	195	158
Bank of America, USA	3	–
Bank of America, Mexico	–	1
Bank of Baroda, India	354	341
Bank of India, India	348	295
Bank of Maharashtra, India	–	93
Bank of China, China	–	5
Canara Bank, India	403	317
Central Bank of India, India	232	148
Citibank N.A., China	14	5
Corporation Bank, India	143	78
DBS Bank, India	–	8
Deutsche Bank, Poland	10	8
Federal Bank, India	5	4
HDFC Bank, India	–	267
HSBC Bank, United Kingdom	–	1
ICICI Bank, India	478	296
IDBI Bank, India	183	202
ING Vysya Bank, India	16	16
Indian Overseas Bank, India	81	118
Jammu and Kashmir Bank, India	5	5
Kotak Mahindra Bank, India	52	34
National Australia Bank Limited, Australia	1	13
Oriental Bank of Commerce, India	152	140
Punjab National Bank, India	–	258
Ratnakar Bank, India	1	1
State Bank of Hyderabad, India	129	114
State Bank of India, India	11	12
State Bank of Mysore, India	–	49
South Indian Bank, India	12	12
Syndicate Bank, India	–	108
Union Bank of India, India	15	118
Vijaya Bank, India	70	30
Yes Bank, India	37	28
	$3,132	$3,551
Deposits with corporations
HDFC Limited, India	$572	$301
	$572	$301
Total	$4,021	$4,047

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investments in liquid mutual fund units, quoted debt securities and unquoted equity securities are as follows:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Current
Liquid mutual fund units:
Cost and fair value	$320	$6
Non-Current
Quoted debt securities:
Cost	$69	–
Gross unrealised holding gains	2	–
Fair value	$71	–
Unquoted equity securities:
Cost	–	–
Gross unrealised holding gains	1	2
Fair value	$1	$2
Total available-for-sale financial assets	$392	$8

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs. Additionally, the remaining 2,154,100 shares had a fair value of $8 million as at March 31, 2010. As of March 31, 2012, these 2,154,100 shares were recorded at their fair value of $2 million and the resultant unrealised loss of $2 million, net of taxes of $1 million has been recognised in other comprehensive income for the year ended March 31, 2012.

As of March 31, 2013 the 2,154,100 shares were recorded at their fair value of $1 million and the resultant unrealized loss of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of $1 million has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

During the year ended March 31, 2013 the company invested in quoted debt securities. The fair value of the quoted debt securities as of March 31, 2013 is $71 million. The unrealized gain of $2 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of $71 million has been derived based on the quoted prices.

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

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration was estimated to be in the range between $14 million and $20 million.

During the year ended March 31, 2013, the liability related to the contingent consideration increased by $1 million due to passage of time.

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

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of $1 million and a deferred consideration of $1 million. Consequent to the transaction intangible assets of $1 million and goodwill of $1 million have been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., the company conducted an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at $3 million and $4 million, respectively and the related liability no longer required was reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between $4 million and $6 million. As of March 31, 2013 and March 31, 2012, the liability related to contingent consideration was $4 million and $11 million, respectively.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd, a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

The company believes that this business acquisition will strengthen Infosys BPO’s capabilities and domain expertise in its sourcing and procurement practice and its service offering in the strategic sourcing and category management functions.  Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

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

The goodwill is not tax deductible.

The acquisition date fair value of the total consideration transferred is $41 million in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was $8 million. As of March 31 2013, the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of $1 million related to the acquisition have been included under cost of sales in the consolidated statement of comprehensive income for the year ended March 31, 2012.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG (Infosys Lodestone), a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which the company refers to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

The business acquisition will strengthen Infosys’ consulting and systems integration (C&SI) capabilities and will enable Infosys to increase its global presence particularly in continental Europe, Latin America and Asia Pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$5	–	$5
Net current assets	16	–	16
Deferred tax assets	5	(2)	3
Borrowings	(16)	–	(16)
Intangible assets - customer contracts and relationships	–	36	36
Intangible assets - brand	–	5	5
Deferred tax liabilities on Intangible assets	–	(10)	(10)
	10	29	39
Goodwill			180
Total purchase price			$219

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was $39 million. Based on the past experience, management expects the entire amount to be collected.

The revenue and net loss included in the consolidated statement of comprehensive income pertaining to Infosys Lodestone, from the date of acquisition was $90 million and $22 million, respectively. The estimated approximate revenue, net profit and net profit per share of the Group, had the acquisition occurred on April 1, 2012, would have been $7,536 million, $1,724 million and $3.02 per share, respectively.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years, whereas the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash consideration	$219
Total	$219

As per the share purchase agreement approximately $112 million of deferred purchase price, is payable to the selling shareholders of Lodestone Holding AG who will be continuously employed or otherwise engaged by the Group during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to selling shareholders being in continuous employment with the group during this three year period. The deferred purchase price is treated as post acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2013, a post-acquisition employee remuneration expense of $10 million has been recorded in cost of sales in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Current
Rental deposits	$4	$3
Security deposits with service providers	6	7
Loans and advances to employees	26	32
Prepaid expenses (1)	14	10
Interest accrued and not due	18	8
Withholding taxes (1)	147	134
Deposit with corporation	140	97
Advance payments to vendors for supply of goods (1)	11	7
Premiums held in trust(2)	22	–
Other assets	3	2
	$391	$300
Non-current
Loans and advances to employees	$15	$1
Security deposits with service providers	6	6
Deposit with corporation	7	11
Prepaid gratuity and other benefits (1)	6	3
Prepaid expenses (1)	2	3
Rental Deposits	8	8
	$44	$32
	$435	$332
Financial assets in prepayments and other assets	$255	$175

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity (Refer to note 2.9).

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

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2012	$140	$760	$246	$273	$151	$2	$203	$1,775
Additions	26	61	34	127	24	1	115	388
Additions through business combinations (Refer Note 2.3)	–	–	–	2	5	3	–	10
Deletions(1)	(1)	–	(36)	(39)	(24)	–	–	(100)
Translation difference	(8)	(48)	(13)	(16)	(9)	(1)	(12)	(107)
Gross Carrying value as of March 31, 2013	157	773	231	347	147	5	306	1,966
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Depreciation	–	(50)	(43)	(75)	(31)	(1)	–	(200)
Accumulated depreciation on acquired assets (Refer Note 2.3)	–	–	–	(1)	(2)	(2)	–	(5)
Accumulated depreciation on deletions	–	–	37	38	24	–	–	99
Translation difference	–	16	8	12	6	1	–	43
Accumulated depreciation as of March 31, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Carrying value as of March 31, 2013	157	498	77	107	44	2	306	1,191
Carrying value as of March 31, 2012	$140	$519	$90	$59	$51	$1	$203	$1,063
(1)  Proceeds on sale of property, plant and equipment during the year ended March 31, 2013 was $1 million.

During fiscal 2013, certain assets which were not in use having gross book value of $97 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2011	$124	$813	$288	$299	$173	$1	$118	$1,816
Additions	33	50	33	61	22	–	106	305
Additions through business combinations (Refer Note 2.3)	–	–	–	–	1	–	–	1
Deletions	–	–	(40)	(54)	(27)	–	–	(121)
Translation difference	(17)	(103)	(35)	(33)	(18)	1	(21)	(226)
Gross Carrying value as of March 31, 2012	140	760	246	273	151	2	203	1,775
Accumulated depreciation as of April 1, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Depreciation	–	(52)	(51)	(55)	(33)	(1)	–	(192)
Accumulated depreciation on deletions	–	–	40	54	27	–	–	121
Translation difference	–	30	21	27	11	–	–	89
Accumulated depreciation as of March 31, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Carrying value as of March 31, 2012	140	519	90	59	51	1	203	1,063
Carrying value as of March 31, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086

During fiscal 2012, certain assets which were not in use having gross book value of $112 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	$73	$735	$281	$279	$170	$1	$91	$1,630
Additions	49	72	37	64	28	–	25	275
Deletions	–	–	(32)	(48)	(27)	–	–	(107)
Translation difference	2	6	2	4	2	–	2	18
Gross Carrying value as of March 31, 2011	124	813	288	299	173	1	118	1,816
Accumulated depreciation as of April 1, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Depreciation	–	(51)	(52)	(52)	(32)	–	–	(187)
Accumulated depreciation on deletions	–	–	32	48	27	–	–	107
Translation difference	–	(2)	(2)	(3)	(2)	–	–	(9)
Accumulated depreciation as of March 31, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Carrying value as of March 31, 2011	124	594	122	59	68	1	118	1,086
Carrying value as of March 31, 2010	$73	$569	$137	$46	$72	$1	$91	$989

During fiscal 2011, certain assets which were not in use having gross book value of $107 million (carrying value nil) were retired.

The depreciation expense for the year ended March 31, 2013, 2012 and 2011 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $66 million and $56 million as of March 31, 2013 and March 31, 2012, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $312 million and $205 million as of March 31, 2013 and March 31, 2012, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Carrying value at the beginning	$195	$185
Goodwill recognized on Infosys Lodestone acquisition (Refer note 2.3)	180	–
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	1	–
Goodwill recognized on Portland acquisition (Refer note 2.3)	–	30
Translation differences	(12)	(20)
Carrying value at the end	$364	$195

During the quarter ended June 30, 2011, the Company internally reorganized its business to increase its client focus. Consequent to the internal reorganization, there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly, the goodwill has been allocated to the new operating segments, which is represented through groups of CGUs as at March 31, 2013 and as at March 31, 2012.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs:
(Dollars in millions)
Segments	As of
	March 31, 2013	March 31, 2012
Financial services and insurance (FSI)	$106	$85
Manufacturing (MFG)	79	22
Energy, utilities, communication and services (ECS)	49	28
Retail, consumer packaged goods, logistics and life sciences (RCL)	130	60
Total	$364	$195

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are aggregated at the ‘Financial services and insurance’ segment level.

The goodwill relating to Infosys Lodestone acquisition has been allocated to the groups of CGU‘s which are aggregated at the entity‘s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2013, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	16.1

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:
(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	$28	$6	$4	$2	$11	–	–	$51
Additions through business combinations (Refer to note 2.3)	36	–	–	–	–	5	–	41
Additions	–	–	–	–	–	–	2	2
Translation differences	(2)	–	–	–	–	–	–	(2)
Gross carrying value as of March 31, 2013	62	6	4	2	11	5	2	92
Accumulated amortization as of April 1, 2012	11	3	1	2	–	–	–	17
Amortization expense	4	1	1	–	–	1	–	7
Translation differences	(1)	1	–	–	–	–	–	–
Accumulated amortization as of March 31, 2013	14	5	2	2	–	1	–	24
Carrying value as of March 31, 2013	48	1	2	–	11	4	2	68
Carrying value as of March 31, 2012	$17	$3	$3	–	$11	–	–	$34

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:
(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Total
Gross carrying value as of April 1, 2011	$20	$3	–	$2	–	$25
Additions through business combinations (Refer to note 2.3)	8	–	–	–	–	8
Additions	–	3	4	–	11	18
Translation differences	–	–	–	–	–	–
Gross carrying value as of March 31, 2012	28	6	4	2	11	51
Accumulated amortization as of April 1, 2011	9	3	–	2	–	14
Amortization expense	2	–	1	–	–	3
Translation differences	–	–	–	–	–	–
Accumulated amortization as of March 31, 2012	11	3	1	2	–	17
Carrying value as of March 31, 2012	17	3	3	–	11	34
Carrying value as of March 31, 2011	$11	–	–	–	–	$11

(Dollars in millions)
	Customer related	Software related	Intellectual property rights related	Total
Gross carrying value as of April 1, 2010	$19	$3	$2	$24
Additions through business combinations (Refer to note 2.3)	–	–	–	–
Additions	–	–	–	–
Translation differences	1	–	–	1
Gross carrying value as of March 31, 2011	20	3	2	25
Accumulated amortization as of April 1, 2010	7	3	2	12
Amortization expense	2	–	–	2
Translation differences	–	–	–	–
Accumulated amortization as of March 31, 2011	9	3	2	14
Carrying value as of March 31, 2011	11	–	–	11
Carrying value as of March 31, 2010	$12	–	–	$12

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom‘s Gen-I division, are being amortized over a period of three years, being the management‘s estimate of its useful life. The value of subcontracting rights on initial recognition was $4 million. As of March 31, 2013, the subcontracting rights have a remaining amortization period of approximately two years.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further, the government grant received for the land use right is also being amortized over the initial term of 50 years. The value of land use rights on initial recognition was $11 million. As of March 31, 2013, the land use rights have a remaining amortization period of approximately 49 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years, being the management‘s estimate of useful life of such intangible assets. The value of the software on initial recognition was $3 million. As of March 31, 2013, this intangible asset has a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during fiscal 2010, the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2013, the customer contracts have a remaining amortization period of approximately two years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately six years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the asset, based on the life over which economic benefits were expected to be realized, was fully amortized in fiscal 2010.

The intangible customer contracts and relationships of $8 million, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately nine years.

The intangible customer contracts and relationships of $1 million, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, which is the management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of the Infosys Lodestone acquisition are being amortized over a period of two years, the identified customer relationships are being amortized over a period of ten years and the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets. As of March 31, 2013, the customer contracts, customer relationships and brand have a remaining amortization period of approximately two years, ten years and two years respectively.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2013, 2012 and 2011 were $7 million, $3 million and $2 million, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2013, 2012 and 2011 were $173 million, $140 million and $116 million, respectively.

2.7 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$4,021	–	–	–	$4,021
Available-for-sale financial assets (Refer Note 2.2)	–	–	392	–	392
Trade receivables	1,305	–	–	–	1,305
Unbilled revenue	449	–	–	–	449
Prepayments and other assets (Refer Note 2.4)	255	–	–	–	255
Derivative financial instruments	–	19	–	–	19
Total	$6,030	$19	$392	–	$6,441
Liabilities:
Trade payables	–	–	–	$35	$35
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	113	113
Other liabilities (Refer Note 2.9)	–	–	–	444	444
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	3	3
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	11	11
Total	–	–	–	$612	$612

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$4,047	–	–	–	$4,047
Available-for-sale financial assets (Refer Note 2.2)	–	–	8	–	8
Investment in certificates of deposit	68	–	–	–	68
Trade receivables	1,156	–	–	–	1,156
Unbilled revenue	368	–	–	–	368
Prepayments and other assets (Refer Note 2.4)	175	–	–	–	175
Total	$5,814	–	$8	–	$5,822
Liabilities:
Derivative financial instruments	–	$9	–	–	$9
Trade payables	–	–	–	5	5
Client deposits	–	–	–	3	3
Employee benefit obligations	–	–	–	98	98
Other liabilities (Refer Note 2.9)	–	–	–	384	384
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	11	11
Total	–	$9	–	$501	$510

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:
(Dollars in millions)
	As of March 31, 2013	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$320	$320	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	$71	$71	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	$1	–	$1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	$19	–	$19	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(Dollars in millions)
	As of March 31, 2012	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$6	$6	–	–
Available- for- sale financial asset- Investments in unquoted equity securities (Refer Note 2.2)	$2	–	$2	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	$9	–	$9	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Interest income on deposits and certificates of deposit (Refer Note 2.13)	$329	$374	$250
Income from available-for-sale financial assets (Refer Note 2.13)	42	6	5
	$371	$380	$255

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
(In millions)
	As of
	March 31, 2013	March 31, 2012
Forward contracts
In U.S. dollars	851	729
In Euro	62	38
In United Kingdom Pound Sterling	65	22
In Australian dollars	70	23
Option contracts
In U.S. dollars	–	50

The company recognized a gain on derivative financials instruments of $15 million and a loss on derivative financial instruments of $57 million for the year ended March 31, 2013 and March 31, 2012, respectively and a gain on derivative financial instruments of $13 million for the year ended March 31, 2011, which are included under other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Not later than one month	$182	$68
Later than one month and not later than three months	330	155
Later than three months and not later than one year	590	666
	$1,102	$889

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

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the Indian rupee appreciates/ depreciates against these currencies.

 The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Aggregate amount of outstanding forward and option contracts	$1,102	$889
Gains / (losses) on outstanding forward and option contracts	$19	$(9)

The outstanding foreign exchange forward and option contracts as of March 31, 2013 and March 31, 2012, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$204	$15	$16	$34	$64	$333
Trade receivables	863	152	105	77	66	1,263
Unbilled revenue	258	58	29	19	41	405
Other assets	99	6	6	3	28	142
Trade payables	(10)	(2)	(2)	–	(6)	(20)
Client deposits	(4)	(2)	–	–	(1)	(7)
Accrued expenses	(102)	(15)	–	(5)	(19)	(141)
Employee benefit obligations	(45)	(9)	(2)	(15)	(12)	(83)
Other liabilities	(185)	(57)	10	(10)	(27)	(269)
Net assets / (liabilities)	$1,078	$146	$162	$103	$134	$1,623

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$137	$11	$7	$16	$32	$203
Trade receivables	770	116	110	78	47	1,121
Unbilled revenue	201	59	24	12	31	327
Other assets	128	4	5	–	22	159
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(3)	–	–	–	–	(3)
Accrued expenses	(85)	(8)	–	(1)	(13)	(107)
Employee benefit obligations	(38)	–	–	(1)	(18)	(57)
Other liabilities	(242)	(49)	(1)	(5)	(17)	(314)
Net assets / (liabilities)	$868	$133	$145	$99	$82	$1,327

For the year ended March 31, 2013, 2012 and 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.4%, 0.5% and 0.5%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,305 million and $1,156 million as of March 31, 2013 and March 31, 2012, respectively and unbilled revenue amounting to $449 million and $368 million as of March 31, 2013 and March 31, 2012, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
  (In %)
	Year ended March 31,
	2013	2012	2011
Revenue from top customer	3.8	4.3	4.7
Revenue from top five customers	15.2	15.5	15.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $965 million and $838 million as of March 31, 2013 and March 31, 2012, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of $1 million and less than $1 million as of March 31, 2013 and March 31, 2012, respectively.

The Company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $16 million each as of March 31, 2013 and March 31, 2012, respectively, that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	March 31, 2013	March 31, 2012
Less than 30	$244	$218
31 - 60	45	37
61 - 90	19	37
More than 90	32	26
	$340	$318

The provisions for doubtful accounts receivable for the year ending March 31, 2013, March 31, 2012 and March 31, 2011 was $7 million, $14 million and less than $1 million, respectively.

The movement in the provisions for doubtful accounts receivable is as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Balance at the beginning	$17	$19	$23
Translation differences	(3)	(3)	(1)
Provisions for doubtful accounts receivable	7	14	–
Trade receivables written off	(4)	(13)	(3)
Balance at the end	$17	$17	$19

Liquidity risk

As of March 31, 2013, the company had a working capital of $5,347 million including cash and cash equivalents of $4,021 million, current available-for-sale financial assets of $320 million. As of March 31, 2012, the company had a working capital of $5,008 million including cash and cash equivalents of $4,047 million, available-for-sale financial assets of $6 million and investments in certificates of deposit of $68 million.

As of March 31, 2013 and March 31, 2012, the outstanding employee benefit obligations were $113 million and $98 million, respectively, which have been fully funded. Further, as of March 31, 2013 and March 31, 2012, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$35	–	–	–	$35
Client deposits	$6	–	–	–	$6
Other liabilities (Refer Note 2.9)	$437	$3	$4	–	$444
Liability towards other acquisitions (Refer Note 2.9)	$1	–	$10	–	$11
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	$1	$3	–	$4

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$5	–	–	–	$5
Client deposits	$3	–	–	–	$3
Other liabilities (Refer Note 2.9)	$381	$3	–	–	$384
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	$1	$2	$10	$2	$15

As of March 31, 2013 and March 31, 2012, the company had outstanding financial guarantees of $4 million each towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2013 and March 31, 2012.

2.8 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Provision for post sales client support	$39	$26

Provision for post sales client support represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Balance at the beginning	$26	$20	$18
Translation differences	(1)	(3)	1
Provision recognized/(reversed)	15	13	1
Provision utilized	(1)	(4)	–
Balance at the end	$39	$26	$20

Provision for post sales client support for the year ended March 31, 2013, 2012 and 2011 is included in cost of sales in the consolidated statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Current
Accrued compensation to employees	$133	$127
Accrued expenses	236	213
Withholding taxes payable (1)	129	100
Retainage	15	10
Unamortized negative past service cost (Refer Note 2.11.1) (1)	1	1
Liabilities of controlled trusts	27	29
Liability towards acquisition of business (Refer Note 2.3)	1	–
Premiums held in trust (2)	22	–
Others	4	2
	$568	$482
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$13	$11
Accrued expenses	–	1
Unamortized negative past service cost (Refer Note 2.11.1) (1)	2	3
Incentive accruals	7	2
Deferred income - government grant on land use rights (Refer Note 2.6) (1)	5	5
	$27	$22
	$595	$504
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$444	$384
Financial liability towards McCamish acquisition on a discounted basis	$3	$11
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	$4	$15
Financial liability towards other acquisitions (Refer Note 2.3)	$11	–

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Employee benefit costs (Refer Note 2.11.4)	$4,139	$3,815	$3,265
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	10	–	–
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	207	195	189
Travelling costs	278	233	210
Consultancy and professional charges	93	99	75
Rates and taxes	15	13	12
Cost of software packages	115	101	77
Third party items bought for service delivery to clients	27	34	30
Communication costs	66	57	52
Cost of technical sub-contractors	268	160	132
Consumables	6	6	6
Power and fuel	39	38	37
Repairs and maintenance	88	89	79
Commission	6	6	3
Recruitment and training	1	–	–
Branding and marketing expenses	26	26	21
Provision for post-sales client support (Refer Note 2.8)	15	13	1
Provisions for doubtful accounts receivable (Refer Note 2.7)	7	14	–
Operating lease payments (Refer Note 2.14)	45	40	33
Postage and courier	3	3	3
Printing and stationery	2	3	3
Insurance charges	8	8	7
Donations	2	5	–
Others	23	23	27
Total cost of sales, selling and marketing expenses and administrative expenses	$5,489	$4,981	$4,262

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2013, 2012, 2011, 2010 and 2009:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Change in benefit obligations
Benefit obligations at the beginning	$118	$108	$72	$52	$56
Service cost	37	33	39	17	11
Interest cost	7	8	5	4	3
Actuarial losses/(gains)	(5)	(1)	4	(1)	–
Benefits paid	(17)	(14)	(14)	(8)	(5)
Curtailment	(13)	–	–	–	–
Translation differences	(7)	(16)	2	8	(13)
Benefit obligations at the end	$120	$118	$108	$72	$52
Change in plan assets
Fair value of plan assets at the beginning	$121	$108	$73	$52	$59
Expected return on plan assets	11	10	8	5	4
Actuarial (losses)/gains	–	–	–	–	–
Employer contributions	18	32	40	14	7
Benefits paid	(17)	(14)	(14)	(8)	(5)
Translation differences	(7)	(15)	1	10	(13)
Fair value of plan assets at the end	$126	$121	$108	$73	$52
Funded status	$6	$3	–	$1	–
Prepaid benefit	$6	$3	–	$1	–

Net gratuity cost for the year ended March 31, 2013, 2012 and 2011 comprises the following components:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Service cost	$37	$33	$39
Interest cost	7	8	5
Expected return on plan assets	(11)	(10)	(8)
Actuarial (gains)/loss	(5)	(1)	4
Curtailment	(13)	–	–
Plan amendments- past service cost	(1)	(1)	(1)
Net gratuity cost	$14	$29	$39

During the year ended March 31, 2013, the company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of $13 million, which has been recognized in the statement of comprehensive income for the year ended March 31, 2013.

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Cost of sales	$12	$26	$34
Selling and marketing expenses	1	2	3
Administrative expenses	1	1	2
	$14	$29	$39

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $3 million and $4 million as of March 31, 2013 and March 31, 2012, respectively, has been included under other current and other non-current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2013, 2012, 2011, 2010 and 2009 are set out below:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.0%	8.6%	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2013, 2012 and 2011 are set out below:

	Year ended March 31,
	2013	2012	2011
Discount rate	8.6%	8.0%	7.8%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.5%	9.4%

The following are the assumptions used to determine the benefit obligations:

Discount rate
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

Weighted average rate of increase in compensation levels
The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.

Rate of return on plan assets	Rate of return is the average yield of the portfolio in which our plan assets are invested over a tenure equivalent to the entire life of the related obligation.
Attrition rate	Attrition rate considered is the management’s estimate, based on the past long-term trend of employee turnover in the Company.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2013, 2012 and 2011 have not been lower than the expected rate of return on plan assets estimated for those years.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. As of March 31, 2013 and March 31, 2012, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2013, 2012 and 2011 was $11 million, $10 million and $8 million respectively.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute $13 million to the gratuity trusts during the fiscal 2014.

2.11.2 Superannuation

The company contributed $32 million, $30 million and $24 million to the superannuation plan during the year ended March 31, 2013, 2012 and 2011, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Cost of sales	$29	$26	$21
Selling and marketing expenses	2	2	2
Administrative expenses	1	2	1
	$32	$30	$24

2.11.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, 2012, 2011, 2010 and 2009, respectively.

The details of fund and plan asset position are given below:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Plan assets at period end, at fair value	$442	$357	$354	$288	$197
Present value of benefit obligation at period end	442	357	354	288	197
Asset recognized in balance sheet	–	–	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.0%	8.6%	8.0%	7.8%	7.0%
Remaining term of maturity (in years)	8	8	7	7	6
Expected guaranteed interest rate	8.3%	8.3%	9.5%	8.5%	8.5%

The company contributed $49 million, $49 million and $44 million to the provident fund during the year ended March 31, 2013, 2012 and 2011, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Cost of sales	$44	$44	$38
Selling and marketing expenses	3	4	4
Administrative expenses	2	1	2
	$49	$49	$44

2.11.4 Employee benefit costs include:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Salaries and bonus	$4,044	$3,707	$3,158
Defined contribution plans	37	35	28
Defined benefit plans	58	73	79
	$4,139	$3,815	$3,265

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Cost of sales	$3,697	$3,377	$2,850
Selling and marketing expenses	294	283	268
Administrative expenses	148	155	147
	$4,139	$3,815	$3,265

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2013, 2012 and 2011.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2013, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

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

Consequent to the requirements of the Act, the company has transferred $167 million, $144 million and $481 million, to general reserves during the year ended March 31, 2013, 2012 and 2011, respectively. As of March 31, 2013 and March 31, 2012 the company has $1,523 million and $1,446 million, respectively, in its general reserves.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2013, 2012 and 2011 was $0.86 million (47.00), $0.76 (35.00) and $1.22 (55.00), respectively.

The Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of approximately $0.50 per equity share (27.00 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013, and if approved, would result in a cash outflow of approximately $334 million, inclusive of corporate dividend tax at 16.995% amounting to $48 million.

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

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

As of March 31, 2013 and March 31, 2012, the company had Nil and 11,683 number of shares reserved for issue under the employee stock option plans, respectively.

2.13 Other income

Other income consists of the following:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Interest income on deposits and certificates of deposit	$329	$374	$250
Exchange gains/ (losses) on forward and options contracts	15	(57)	13
Exchange gains/ (losses) on translation of other assets and liabilities	33	70	(4)
Income from available-for-sale financial assets	42	6	5
Others	14	4	3
	$433	$397	$267

2.14 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $45 million, $40 million and $33 million for the year ended March 31, 2013, 2012 and 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Within one year of the balance sheet date	$39	$31
Due in a period between one year and five years	$81	$55
Due after five years	$21	$15

A majority of the company's operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013, 2012 and 2011 are set out below.

	Year ended March 31, 2013		Year ended March 31, 2012		Year ended March 31, 2011
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	$15	242,264	$14
Forfeited and expired	–	–	(480)	$18	(3,519)	$16
Exercised	–	–	(49,590)	$15	(188,675)	$13
Outstanding at the end	–	–	–	–	50,070	$15
Exercisable at the end	–	–	–	–	50,070	$15
1999 Plan:
Outstanding at the beginning	11,683	$42	48,720	$22	204,464	$19
Forfeited and expired	(5,518)	$39	(8,185)	$9	(18,052)	$21
Exercised	(6,165)	$39	(28,852)	$13	(137,692)	$18
Outstanding at the end	–	–	11,683	$42	48,720	$22
Exercisable at the end	–	–	7,429	$42	40,232	$16

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2013, 2012 and 2011 were Nil, $58.18 and $64.78, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013, 2012 and 2011 were $43.53, $56.18 and $63.72, respectively.

There were no share options outstanding and exercisable as of March 31, 2013.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	–	–	–	–	–	–
16-30	–	–	–	–	–	–

1999 Plan:
5-15	–	–	–	–	–	–
16-53	11,683	0.71	$42	7,429	0.71	$42
	11,683	0.71	$42	7,429	0.71	$42

The share-based compensation recorded for each of the years ended March 31, 2013, 2012 and 2011 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Current taxes
Domestic taxes	$544	$630	$452
Foreign taxes	97	54	124
	$641	$684	$576
Deferred taxes
Domestic taxes	$(27)	$12	$(21)
Foreign taxes	3	(2)	(8)
	$(24)	$10	$(29)
Income tax expense	$617	$694	$547

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

The deferred income tax credit for the year ended March 31, 2013 includes $4 million relating to changes in the tax rate from 32.45% to the substantively enacted tax rate of 33.99%. The increase in the tax rate to 33.99% is consequent to changes made in the Finance Act 2013 which will become effective once it is enacted. The remaining deferred income tax for year ended March 31, 2013 relates to origination and reversal of temporary differences. The entire deferred income tax for the year ended March 31, 2012 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon the transfer of the asset and liabilities of Infosys Consulting Inc., to Infosys Limited. The entire deferred income tax for year ended March 31, 2011 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of less than $1 million, $1 million and $1 million relating to an available-for-sale financial asset has been recognized in other comprehensive income during the year ended March 31, 2013, 2012 and 2011, respectively.

The company, as an Indian resident, is required to pay taxes in India on the Company’s entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which taxes are reflected as domestic taxes. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. The geographical segment disclosures on revenue in note 2.19.2 are solely based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Profit before income taxes	$2,342	$2,410	$2,046
Enacted tax rates in India	32.45%	32.45%	33.22%
Computed expected tax expense	$760	$782	$680
Tax effect due to non-taxable income for Indian tax purposes	(202)	(202)	(173)
Overseas taxes	72	96	88
Tax reversals, overseas and domestic	–	(22)	(52)
Effect of exempt income	(17)	(2)	(1)
Effect of unrecognized deferred tax assets	9	8	4
Effect of differential overseas tax rates	(1)	(3)	(2)
Effect of non-deductible expenses	8	3	1
Taxes on dividend received from subsidiary	2	20	–
Temporary difference related to branch profits	5	13	–
Additional deduction on research and development expense	(15)	–	–
Others	(4)	1	2
Income tax expense	$617	$694	$547

The applicable Indian statutory tax rate for the year ended March 31, 2013, 2012 and 2011 is 32.45%, 32.45% and 33.22%, respectively. The decrease in the applicable statutory tax rate in fiscal 2012 is consequent to changes made in the Finance Act 2011.

During the year ended March 31, 2013 the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for FinacleTM and Infosys labs. The weighted tax deduction is equal to 200% of such expenditures incurred during the year ended March 31, 2013.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the company has benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and the company continues to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005.  However, the tax incentives provided by the Government of India for STPs have expired, and all the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $202 million, $202 million and $173 million for the year ended March 31, 2013, 2012 and 2011, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the year ended March 31, 2013, 2012 and 2011 was $0.35, $0.35 and $0.30, respectively.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2013, Infosys' U.S. branch net assets amounted to approximately $738 million. As of March 31, 2013, the Company has provided for branch profit tax of $58 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $396 million and $316 million as of March 31, 2013 and March 31, 2012, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2013, 2012 and 2011 is as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Net current income tax asset/ (liability) at the beginning	$(3)	$40	$(13)
Additions through business combination	(2)	–	–
Translation differences	(1)	(15)	(1)
Income tax benefit arising on exercise of stock options	–	–	3
Income tax paid	603	656	627
Current income tax expense (Refer Note 2.16)	(641)	(684)	(576)
Net current income tax asset/ (liability) at the end	$(44)	$(3)	$40

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Deferred income tax assets
Property, plant and equipment	$66	$58
Minimum alternate tax credit carry-forwards	7	11
Computer software	8	7
Trade receivables	4	4
Compensated absences	27	25
Accrued compensation to employees	6	6
Accumulated losses	7	–
Others	17	5
Total deferred income tax assets	$142	$116
Deferred income tax liabilities
Temporary difference related to branch profits	$(58)	$(53)
Intangible assets	(13)	(3)
Total deferred income tax liabilities	$(71)	$(56)
Deferred income tax assets after set off	94	62
Deferred income tax liabilities after set off	(23)	(2)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the company has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:
(Dollars in millions)
	As of
	March 31, 2013	March 31, 2012
Deferred income tax assets
To be recovered after 12 months	$111	$89
To be recovered within 12 months	31	27
Total deferred income tax assets	$142	$116
Deferred income tax liabilities
To be settled after 12 months	$(47)	$(42)
To be settled within 12 months	(24)	(14)
Total deferred income tax liabilities	$(71)	$(56)

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

The gross movement in the deferred income tax account for the year ended March 31, 2013, 2012 and 2011 is as follows:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Net deferred income tax asset at the beginning	$60	$85	$52
Additions through business combination (Refer note 2.3)	(7)	–	–
Translation differences	(6)	(16)	3
Credits relating to temporary differences	24	(10)	29
Temporary difference on available-for-sale financial asset	–	1	1
Net deferred income tax asset at the end	$71	$60	$85

The credits relating to temporary differences during the year ended March 31, 2013 are primarily on account of compensated absences, property, plant and equipment and other provisions which are not tax-deductible in the current year. The debits/credits relating to temporary differences during the year ended March 31, 2012 are primarily on account of compensated absences, accrued compensation to employees, property, plant and equipment and utilization of deferred income tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc., to Infosys Limited. The credits relating to temporary differences during the year ended March 31, 2011 are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequent to the enacted changes, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $7 million and $11 million has been recognized on the balance sheet of the company as of March 31, 2013 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian income tax authorities for payments of additional taxes totalling $214 million, including interest of $62 million upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

The company has received the assessment order from the Income tax authorities for fiscal 2009 on May 2, 2013 along with a demand order for an amount of $106 million. As the company is contesting this position like earlier years, the appellate authority would be approached within the time limit prescribed under the relevant law.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2013	2012	2011
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	571,399,238	571,365,494	571,180,050
Effect of dilutive common equivalent shares - share options outstanding	853	30,648	188,308
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,400,091	571,396,142	571,368,358
(1) Excludes treasury shares

For the year ended March 31, 2013, 2012 and 2011, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2013	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys Australia (10)	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	U.S.A	–	–
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC (2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Lodestone Holding AG (5) (Refer Note 2.3)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc (6)	Canada	100%	–
Lodestone Management Consultants Inc.(6)	U.S.A	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(8)	Thailand	–	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda.(7)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–
Lodestone Management Consultants S.R.L. (6)(9)	Argentina	100%	–

(1)	On October 7, 2011, the board of directors of Infosys Consulting Inc. approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc. were transferred to Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd.
(5)	On October 22, 2012, Infosys acquired 100% of the voting interest in Lodestone Holding AG.
(6)	Wholly owned subsidiary of Lodestone Holding AG acquired on October 22, 2012.
(7)	Majority owned and controlled subsidiary of Lodestone Holding AG acquired on October 22, 2012.
(8)	Liquidated effective February 14, 2013
(9)	Incorporated effective January 10, 2013
(10)	Under liquidation

During the year ended March 31, 2013 and March 31, 2012, Infosys Australia paid a dividend of $15 million and $120 million, respectively, the tax on such dividend received was $2 million and $20 million, respectively.

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

Refer Note 2.11 for information on transactions relating to post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Year ended March 31,
	2013	2012	2011
Salaries and other short-term employee benefits	$9	$10	$7

2.19 Segment reporting

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

Industry segments for the company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences (RCL).  Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior period comparatives have been restated.

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

2.19.1 Industry segments
(Dollars in millions)
Year ended March 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	$2,508	$1,629	$1,491	$1,770	$7,398
Identifiable operating expenses	1,115	776	682	778	3,351
Allocated expenses	637	431	394	468	1,930
Segment profit	756	422	415	524	2,117
Unallocable expenses					208
Operating profit					1,909
Other income, net					433
Profit before income taxes					2,342
Income tax expense					617
Net profit					$1,725
Depreciation and amortization					$207
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$2,453	$1,438	$1,500	$1,603	$6,994
Identifiable operating expenses	1,047	631	625	668	2,971
Allocated expenses	616	378	396	424	1,814
Segment profit	790	429	479	511	2,209
Unallocable expenses					196
Operating profit					2,013
Other income, net					397
Profit before income taxes					2,410
Income tax expense					694
Net profit					$1,716
Depreciation and amortization					$195
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	$2,166	$1,185	$1,451	$1,239	$6,041
Identifiable operating expenses	905	508	613	523	2,549
Allocated expenses	539	302	369	313	1,523
Segment profit	722	375	469	403	1,969
Unallocable expenses					190
Operating profit					1,779
Other income, net					267
Profit before income taxes					2,046
Income tax expense					547
Net profit					$1,499
Depreciation and amortization					$189
Non-cash expenses other than depreciation and amortization					$1

2.19.2 Geographic segments
(Dollars in millions)
Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	$4,601	$1,713	$154	$930	$7,398
Identifiable operating expenses	2,065	786	91	409	3,351
Allocated expenses	1,216	448	35	231	1,930
Segment profit	1,320	479	28	290	2,117
Unallocable expenses					208
Operating profit					1,909
Other income, net					433
Profit before income taxes					2,342
Income tax expense					617
Net profit					$1,725
Depreciation and amortization					$207
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$4,468	$1,532	$155	$839	$6,994
Identifiable operating expenses	1,892	668	77	334	2,971
Allocated expenses	1,177	397	35	205	1,814
Segment profit	1,399	467	43	300	2,209
Unallocable expenses					196
Operating profit					2,013
Other income, net					397
Profit before income taxes					2,410
Income tax expense					694
Net profit					$1,716
Depreciation and amortization					$195
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	$3,944	$1,303	$132	$662	$6,041
Identifiable operating expenses	1,683	541	61	264	2,549
Allocated expenses	1,001	327	32	163	1,523
Segment profit	1,260	435	39	235	1,969
Unallocable expenses					190
Operating profit					1,779
Other income, net					267
Profit before income taxes					2,046
Income tax expense					547
Net profit					$1,499
Depreciation and amortization					$189
Non-cash expenses other than depreciation and amortization					$1

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2013, 2012 and 2011.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena.  In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that its and certain of its employees are targets of the grand jury investigation.  In addition, the company has been recently advised that this investigation was continuing and that additional subpoenas may be issued. The company is engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, it cannot predict the final outcome of the investigation or the discussions with the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States.  In connection with this review, the company has been advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.  At this time, the company cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of the company’s Forms I-9.

In light of the fact that, among other things, the grand jury is continuing its investigation and the company remains in discussions with the U.S. Attorney’s Office regarding these matters, the company is unable to make an estimate of the amount or range of loss that it expects to incur in connection with the resolution of these matters.

In the event that the U.S government undertakes any actions which limit the B-1 business visa program or other visa program that the company utilizes, or imposes sanctions, fines or penalties on the company or its employees, this could materially and adversely affect the company’s business and results of operations.

In addition, the company is subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful accounts receivable
(Dollars in millions)
Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2013	$17	$(3)	$7	$(4)	$17
Fiscal 2012	$19	$(3)	$14	$(13)	$17
Fiscal 2011	$23	$(1)	–	$(3)	$19

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1
Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

**4.2	Registrant’s 1998 Stock Option Plan
**4.3	Registrant’s Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
4.5	Form of Indemnification Agreement
****4.6	Registrant’s 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
8.1	List of Subsidiaries
******11.1	Whistleblower Policy
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant’s Specimen Certificate for Equity Shares
15.2	Consent of Independent Registered Public Accounting Firm
15.3	Audit Committee Charter
15.4	Management Development and Compensation Committee Charter
15.5	Nominations and Governance Committee Charter
*******15.6	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-3 ASR (File No. 333-121444) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 10, 1999.
***
Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.

****	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.
*****	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on April 25, 2005.
******	Incorporated by reference to Exhibits filed with Registrants Annual Report on Form 20-F filed on May 03, 2012.
*******	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 2, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ S.D. Shibulal

Date: May 13, 2013	S. D. Shibulal Chief Executive Officer