Form 20-F
period 2014-03-31
Infosys Ltd
filed 2014-05-09
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

OR

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report________

Commission File Number 001-35754

INFOSYS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261

(Address of principal executive offices)

Rajiv Bansal, Chief Financial Officer, +91-80-2852-1705, RajivBansal@infosys.com

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Limited and our consolidated subsidiaries unless specifically indicated otherwise or the context indicates otherwise. “Infosys” is a registered trademark of Infosys Limited in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

All references to “IT services” exclude business process management services and products business.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI.

On March 31, 2014, this exchange rate was 59.92 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

This Annual Report on Form 20-F includes statistical data about the Information Technology (IT) industry that comes from information published by sources including the National Association of Software and Service Companies, or NASSCOM, an industry trade group and the CMMI Institute of Carnegie Mellon University. This type of data represents only the estimates of NASSCOM, the Process Maturity Profile published by the CMMI Institute of Carnegie Mellon University and other sources of industry data. In addition, although we believe that data from them is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the five years ended March 31, 2014 and the summary consolidated balance sheet data as of March 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

 (Dollars in millions, except share data)

Comprehensive Income Data	Fiscal Year ended March 31,
	2014	2013	2012	2011	2010
Revenues	$8,249	$7,398	$6,994	$6,041	$4,804
Cost of sales	5,292	4,637	4,118	3,497	2,749
Gross profit	2,957	2,761	2,876	2,544	2,055
Operating expenses:
Selling and marketing expenses	431	373	366	332	251
Administrative expenses	547	479	497	433	344
Total operating expenses	978	852	863	765	595
Operating profit	1,979	1,909	2,013	1,779	1,460
Other income, net	440	433	397	267	209
Profit before income taxes	2,419	2,342	2,410	2,046	1,669
Income tax expense	668	617	694	547	356
Net profit	$1,751	$1,725	$1,716	$1,499	$1,313
Earnings per equity share:
Basic ($)	3.06	3.02	3.00	2.62	2.30
Diluted ($)	3.06	3.02	3.00	2.62	2.30
Weighted average equity shares used in computing earnings per equity share:
Basic	571,402,566	571,399,238	571,365,494	571,180,050	570,475,923
Diluted	571,402,566	571,400,091	571,396,142	571,368,358	571,116,031
Cash dividend per Equity Share ($) (1)(2)	0.82	0.86	0.76	1.22	0.48
Cash dividend per Equity Share () (1)	47.00	47.00	35.00	55.00	23.50

(1)	Excludes corporate dividend tax
(2)	Converted at the monthly exchange rate in the month of declaration of dividend.

 (Dollars in millions)

Balance Sheet Data	As of March 31,
	2014	2013	2012	2011	2010
Cash and cash equivalents	$4,331	$4,021	$4,047	$3,737	$2,698
Available-for-sale financial assets, current	367	320	6	5	561
Investments in certificates of deposit	143	–	68	27	265
Net current assets	5,656	5,347	5,008	4,496	3,943
Non-current assets	2,342	2,034	1,592	1,698	1,495
Total assets	9,522	8,539	7,537	7,010	6,148
Non-current liabilities	65	50	24	72	77
Total equity	$7,933	$7,331	$6,576	$6,122	$5,361

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee appreciates against the U.S. dollar. For fiscal 2014, 2013, 2012, 2011 and 2010, U.S. dollar denominated revenues represented 68.8%, 70.6%, 71.7%, 72.8% and 73.3% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.9%, 6.4%, 6.8%, 7.2% and 9.2% of total revenues, revenues denominated in the Euro represented 10.3%, 8.8%, 7.7%, 6.9% and 6.9% of total revenues while revenues denominated in the Australian dollar represented 7.9%, 8.3%, 7.6%, 6.5% and 5.8% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged. The period end rates are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI. The column titled “Average” in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low

2014	59.92	60.75	68.56	53.71
2013	54.29	54.54	57.02	50.53
2012	50.88	48.10	54.28	44.00
2011	44.60	45.54	47.36	44.07
2010	44.90	47.43	50.57	44.87

The following table sets forth the high and low exchange rates for the previous six months and is based on the exchange rates from Deutsche Bank, Mumbai.

Month	High	Low

April 2014	61.12	59.77
March 2014	62.13	60.19
February 2014	62.74	61.93
January 2014	63.09	61.41
December 2013	62.39	61.02
November 2013	63.81	61.87

On May 9, 2014, the fixing rate in the city of Mumbai for cash transfers in Indian rupees as published by FEDAI was 60.06.

The exchange rates for month-end and period-end reporting purposes have been based on the FEDAI rates. We believe that exchange rates published by FEDAI are more representative of market exchange rates than exchange rates published by individual banks. However, FEDAI does not publish exchange rates on a daily basis for all currencies, and in the absence of availability of daily exchange rates from FEDAI, we utilize exchange rates from Deutsche Bank, Mumbai, for daily transactions in the ordinary course of business.

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 20-F, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our ADSs. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have often fluctuated and may vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors, which could cause the price of our equity shares and our ADSs to decline.

Factors which lead to the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects, including large outsourcing deals;
•	changes in our pricing policies or the pricing policies of our competitors;
•	changes that affect the strength of the economy of the United States, Europe, Australia or any of the other markets in which we operate;
•	foreign currency fluctuations and our hedging activities that are intended to address such fluctuations;
•	the effect of wage pressures, seasonal hiring patterns, attrition and the time required to train and productively utilize new employees, particularly information technology (IT) professionals;
•	the proportion of services that we perform at our Development Centers globally or at our client sites;
•	the proportion of our business from sales of products and platforms compared with services, including outsourcing;
•	utilization of billable employees;
•	the size and timing of facilities expansion and resulting depreciation and amortization costs;
•	our ability to obtain visas and comply with immigration laws in various countries in which we operate
•	unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients’ efforts to comply with regulatory requirements, reorganization of their operations, change of their management, and engagement in mergers or acquisitions;
•	the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
•	the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and materials contracts; and
•	unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects may cause significant variations in our operating results in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our operating results from period to period. These include:

•	the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
•	changes in regulations in India or the other countries in which we conduct business;
•	currency fluctuations, particularly if the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in Indian rupees; and
•	other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.

In addition, the availability of visas for working in the United States may vary substantially from period to period. Visas for working in the United States may be available during one period but not another or there may be differences in the number of visas available from one period to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain periods when compared to others. For example, we incurred $50 million in costs for visas during fiscal 2014, compared to $60 million in costs for visas during fiscal 2013. Fluctuations in visa availability may affect our operating margins and profitability in certain periods.

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

Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact the operating margins. For instance, during fiscal 2014, we have given wage increases for our employees in India and outside India which has resulted in an increase in operating expenses. In addition, the full year consolidation impact of Lodestone Holding AG which has lower profitability has impacted our profitability.

During fiscal 2014, fiscal 2013 and fiscal 2012, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. During fiscal 2014, 2013 and 2012, the average exchange rate for one dollar was 60.75, 54.54 and 48.10 respectively. Rupee appreciation has in the past adversely impacted, and may in the future adversely impact, our operating results.

Increased operating expenses in the future as well as fluctuations in foreign currency exchange rates, including, in particular, the appreciation of the Indian rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with the downgrading of government debt and credit ratings have escalated concerns about continuing weakness in the economies of such countries.

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

Moreover, in the past, reduced or delayed IT spending has also adversely impacted our utilization rates for IT services professionals. For instance, in fiscal 2012 our utilization rate for IT services professionals, including trainees, was 66.9%, as compared to 70.3% during fiscal 2011. This decrease in employee utilization rates adversely affected our profitability for fiscal 2012, and any decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, may adversely impact our results of operations.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs and more stringent service levels. If we fail to meet a client’s expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or lower rates. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on account of this practice may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.

In the fiscal year ended March 31, 2014, 2013 and 2012, 60.7%, 62.2% and 63.9% of our revenues were derived from projects in North America, respectively. In the same periods, 24.4%, 23.1% and 21.9% of our revenues were derived from projects in Europe.

Instability and uneven growth in the global economy has had an impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. In the past, weakness in the global economy had, and may in the future continue to have, a negative impact on the growth of the IT industry. If the United States or the European economy weakens or becomes unstable, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In the fiscal year ended March 31, 2014, 2013 and 2012, we derived 29.3%, 30.3% and 31.9% of our revenues from the financial services and insurance industry, respectively. The crisis that started in 2008 in the financial and credit markets in the United States led to significant changes in the financial services industry, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Global economic uncertainty may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Any instability or weakness in the economies of the United States or of Europe could have a material adverse impact on our revenues. In fiscal 2014, fiscal 2013 and fiscal 2012, we derived 29.3%, 30.3% and 31.9% of our revenues from clients in the financial services and insurance industry, 21.6%, 20.7% and 19.3% of our revenues from clients in the manufacturing industry, 15.8%, 15.9% and 17.2% of our revenues from clients in the energy, utilities, communication and services industry, 16.7%, 17.0% and 16.5% of our revenues from clients in the retail, consumer packaged goods and logistics industry and 6.8%, 5.9% and 5.6% of our revenues from clients in Life Sciences and Healthcare industry. Any weakness in the economies of the United States or of Europe or in the business segments from which we generate revenues could have a negative effect on our business and results of operations.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee, although we transact a major portion of our business in several currencies, and, accordingly, face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur significant portion of our expenses in Indian rupees. Recently, as a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2014, fiscal 2013 and fiscal 2012, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.5%, 0.4% and 0.5%, respectively. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2011. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables denominated in certain foreign currencies. As of March 31, 2014, we had outstanding forward contracts of U.S. $751 million, Euro 64 million, United Kingdom Pound Sterling 77 million and Australian dollar 75 million and option contracts of $20 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks.

We may incur losses due to unanticipated or significant intra quarter movements in currency markets which could have an adverse impact on our profit margin and results of operations. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During fiscal 2014, we derived 31.2% of our revenues in currencies other than the U.S. dollar, including 5.9%, 10.3% and 7.9% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively.

During fiscal 2014, the U.S. dollar appreciated by 9.7% against the Australian dollar and depreciated by 1.3% and 4.7% against the United Kingdom Pound Sterling and Euro, respectively.

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

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

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

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the 12 months ended March 31, 2014 was 18.7%, compared to our attrition rate for the 12 months ended March 31, 2013 which was 16.3%, without accounting for attrition in our subsidiaries.

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

We have grown our employee base significantly in the recent periods. Between March 31, 2009 and March 31, 2014 our total employees grew from 104,850 to 160,405. We added 3,717, 6,694, 19,174, 17,024 and 8,946 new employees, net of attrition, in the fiscal years ended March 31, 2014, 2013, 2012, 2011 and 2010 respectively.

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

Our growth strategy also relies on the expansion of our operations around the world, In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, McCamish completed the acquisition of BPO division of Seabury & Smith Inc., a company providing back office services to life insurers. Further, in fiscal 2013, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm headquartered in Switzerland.

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

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of our service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2014, fiscal 2013 and fiscal 2012, our largest client accounted for 3.8%, 3.8% and 4.3% of our total revenues, respectively, and our five largest clients together accounted for 14.4%, 15.2% and 15.5% of our total revenues respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replaces its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Proposed legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.

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

In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. A bill passed by the U.S. Senate in June 2013 provides for, among other things, an increase in the annual H-1B numerical cap from 65,000 to at least 110,000 and would reduce the existing green card backlog for professional workers. However, all employers would be required to pay higher wages to H-1B workers and conduct additional U.S. worker recruitment. Furthermore, the Senate bill includes several provisions intended to limit the number of H-1B and L-1 workers in a company's U.S. workforce and the ability of a company to place H-1B and L-1B workers at third party worksites. For example, the Senate bill prohibits a company from having more than fifty percent of its U.S. workforce on H-1B or L-1 status and a company with more than thirty percent of its U.S. workforce on H-1B or L-1 status would be required to pay an additional $5,000 fee per foreign temporary worker. A company with more than fifteen percent of its workforce in H-1B status would be prohibited from placing H-1B workers at third party worksites. A similar bill was introduced in the U.S. House of Representatives in October 2013 and is awaiting further legislative action . If any of those provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Furthermore, the credit crisis in the United States and elsewhere had resulted in the United States federal government and governments in Europe acquiring equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, who may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

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

Similar immigration and business reform measures have been introduced in Australia and Canada.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to engage in work-related activity in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of March 31, 2014, the majority of our professionals in the United States held either H-1B visas, which are for professionals who work in a specialty occupation, or L-1 visas, which are for intra-company transfers of managers, executives or who have specialized knowledge. Both are temporary visas, but the company may sponsor employees on either visa for green cards.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or USCIS, may approve in any government fiscal year which is 65,000 annually, plus 20,000 additional H-1B visas that are available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. In calendar year 2014, over 172,000 applications were received. The government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access those visas.

The USCIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States or other jurisdictions where we conduct business may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our professionals working in such countries.

Changes in L-1 visa policy, either by statute or through administrative policy, could limit our ability to transfer existing employees to the United States.

Immigration laws in the United States and in other countries are subject to legislative and policy changes, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, as discussed above, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. If such provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

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

Recently, Australia has enforced stricter visa rules for foreign workers. Under these rules, companies sponsoring foreign workers in Australia would be required to demonstrate that there are no qualified and experienced Australian workers to fill a position to be taken by a proposed visa holder. Further, companies may be required to furnish additional details, such as the number of foreign workers that they sponsor and proof of their proficiency in English. Arrangements similar to independent contracting arrangements may not be permitted. This could potentially cause delays in the processing of our visa applications, increase our costs in obtaining visas and reduce our flexibility in staffing projects in Australia. Additionally, we may also be subject to audits by local authorities in Australia who enforce these regulations.

Similar labor market protective immigration reform measures may be introduced in Canada, which could include new minimum wage requirements for foreign workers, required ratios of local labor, and new minimum standards for intra-company transfers. The government may also tighten adjudication standards for labor market tests. These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.

In addition, in the event that any governmental authority undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations. This could potentially increase the rejection rates of our visa applications which would impact our onsite staffing.

In 2011, we learned that we were the subject of an investigation into alleged abuses of the B-1 visa classification. On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We complied with the subpoena. In addition, the U.S. Department of Homeland Security (“DHS”) reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we were advised that the DHS has found errors in a significant percentage of our Forms I-9 that the DHS had reviewed.

Infosys co-operated with the United States in its investigation, including by providing timely and extensive information in response to informal, as well as formal, requests for information from the United States. On October 30, 2013, we settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the U.S. Department of State, as set forth in the section titled “Legal Proceedings” in this Annual Report on Form 20-F. Nevertheless, our entry into the Settlement Agreement resulted in significant media attention, particularly in the United States. Negative publicity about our company could adversely affect our reputation as well as our existing and potential business relationships, which could have a material and adverse effect on our results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the Board of Directors (“Board”), and the management team including our Executive Chairman, our Executive Vice Chairman, our Chief Executive Officer, our Chief Financial Officer, other executive members of the Board and members of our senior leadership. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, in fiscal 2014, there were significant changes to our Board and senior management, including the resignation of Members of our Board and the appointment of two new Presidents, which was effective from January 3, 2014. The Executive Council was dissolved effective April 1, 2014. We cannot assure you that the changes in the Board of Directors and management will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2014, fiscal 2013 and fiscal 2012, revenues from fixed-price, fixed-timeframe projects accounted for 40.8%, 40.0% and 39.3% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, between zero and 90 days’ notice and without any termination-related penalties. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client;
•	a change in strategic priorities, resulting in a reduced level of technology spending;
•	a demand for price reductions;
•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors;
•	the replacement by our clients of existing software with packaged software supported by licensors;
•	mergers and acquisitions;
•	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; and
•	sudden ramp-downs in projects due to an uncertain economic environment.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenues from a client who also contributed to our revenues during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenue than previously anticipated.

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

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that can have benchmarking provisions in their engagements with us.

Our increasing work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

•	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding, or disputes with other government departments or agencies.
•	Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors.
•	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation.
•	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.
•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.

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

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction-based, pricing models. Some of our solutions, including the Software as a Service, or SaaS, solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The advent of new technologies like cloud computing, and new initiatives, such as enterprise mobility and environment sustainability, and the pace of adoption of new technologies and initiatives by clients could have potential impact on our growth. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third-party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our inability to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, NYSE Euronext Paris rules, NYSE Euronext London rules, Securities and Exchange Board of India, or SEBI, rules and Indian stock market listing regulations create uncertainty for the company. In India, the Companies Act, 2013 has been notified and is effective April 1, 2014. The Companies Act, 2013 is considered to be forward-looking in its approach and introduces many new concepts such as compulsory corporate social responsibilities, corporate governance, audit matters, initiation of class action suits by shareholders or depositors, insider trading, for companies such as Infosys. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and our independent auditor’s independent assessment of the internal control over financial reporting.

In connection with this Annual Report on Form 20-F for fiscal 2014, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2014. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

Further, since 2009 there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including standards promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards may be imposed in the future on companies whose securities are listed in the United States.

The Securities and Exchange Board of India (SEBI) has on April 17, 2014 amended the equity listing agreement. These amendments seek to further strengthen the existing corporate governance norms. The amendments come into effect on October 1, 2014.

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

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our Development Centers globally. We currently have 93 Development Centers located in various countries around the world. Our Development Centers globally are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various Development Centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2014, we had contractual commitments of $227 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2014, fiscal 2013 and fiscal 2012, we earned 3.6%, 4.0% and 4.6% of our total revenue from software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products, which we call Finacle, are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, we acquired Lodestone Holding AG, a global management consultancy firm.

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

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities which would dilute current shareholders’ percentage ownership;
•	incur substantial debt;
•	incur significant acquisition-related expenses;
•	assume contingent liabilities; or
•	expend significant cash.

These financing activities or expenditures could harm our business, operating results and financial condition or the price of our common stock. Alternatively, due to possible difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

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

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis, storms and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all. For example, snowstorms in the northeastern part of the United States in January and February of 2014 resulted in airport and business closures which affected our ability to conduct business with, and generate revenue from, clients in that region during the said period. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, as a result of the natural disasters in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India.

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

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

We have benefited from certain tax incentives the Government of India had provided to the export of software from the units registered under the Software Technology Parks scheme (‘STP’), in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and the profits earned from our STP units are now taxable.

Under the Special Economic Zones Act, 2005, SEZ units which begin providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years.

These tax incentives resulted in a decrease of $273 million, $202 million and $202 million in our income tax expense for fiscal 2014, fiscal 2013 and fiscal 2012 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the fiscal years ended March 31, 2014, 2013 and 2012 was $0.48, $0.35 and $0.35, respectively.

Some of our Indian software Development Centers located in Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Jaipur and Bangalore currently operate in special economic zones, or SEZs, and many of our proposed Development Centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

In August 2010, the Direct Taxes Code Bill, 2010, was introduced in the Indian Parliament. The Direct Taxes Code Bill, if reintroduced and enacted, is intended to replace the Indian Income Tax Act, 1961. The Direct Taxes Code Bill proposes that while profit-linked tax benefits for existing units in SEZs will continue for the unexpired portions of the applicable tax holiday period, such tax benefits will not be available to new units in SEZs that were notified after March 31, 2012 and will become operational after March 31, 2014.

On April 1, 2014 the Indian Finance Ministry released a draft revised and comprehensive “Direct Taxes Code 2013″. The key change as compared to Direct Taxes Code Bill 2010 is that the terminal date for benefits for section 10AA (SEZ Units) and section 80IAB (SEZ Developer) has been extended to March 31, 2015. This means that SEZ Units that start commercial operations on or before March 31, 2015 and SEZ Developers that are notified on or before March 31, 2015, will be eligible for the tax benefits as per the erstwhile Income Tax Act ,1961 or in other words their tax benefit would be “grandfathered”. The Direct Taxes Code 2013 is presently not introduced in the Indian Parliament and therefore not enacted.

Further, the Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act, 1961 in the computation of book profits for the levy of a Minimum Alternate Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011, extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act, 1961 therefore has to be included in book profits for computing MAT liability. The Finance Act, 2013, has increased the surcharge on income of domestic companies having taxable income above 100,000,000 from 5% to 10%. This has resulted in the increase in effective MAT rate for such companies to 20.96% from 20.01%.

With our growth of business in SEZ units, we may have to compute our tax liability under MAT in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability.

The Income Tax Act, 1961 provides that the MAT paid by us can be adjusted against our normal tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, cash flows for intervening periods could be adversely affected.

The Direct Taxes Code Bill 2010 also proposes the rate of MAT to be 20% (including surcharges) on the book profits of domestic companies, and the amounts paid towards MAT are expected to be adjusted against normal tax liability over a fifteen year period. The revised Direct Taxes Code 2013 reduces the period of utilization of MAT credit to ten years (from fifteen years, as earlier proposed) and the rate of MAT to 18.5% (including surcharges).

The Interim Budget 2014-15, has not extended the benefit under Section 115BBD of taxing dividends received by an Indian company from its overseas subsidiaries (with shareholding of more than 26%) at a concessional rate of 17%. As we have subsidiaries in overseas jurisdictions, dividends received from them will be taxable at a higher rate (i.e. 33.99%) which would increase our tax liability in India.

The expiration, modification, reduction or termination of any of our tax benefits or holidays, including on account of non-availability of the SEZ tax holiday scheme pursuant to the enactment of the Direct Taxes Code Bill, would likely increase our effective tax rates significantly. Any increase in our tax liability in India could have a material and adverse effect on our net income.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the Finance Act, 2012, the Government of India introduced levy of service tax based on a negative list of services. Consequently, all services have become taxable, except notified exempted services. The rate of service tax has been increased from 10% to 12%. This has increased the cost of input services. In Finance Act, 2013, the Government of India did not propose any significant changes in the service tax law and the fiscal changes brought about in the Finance Act, 2012, as stated above, continues to remain in the statute. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from operating our business.

Additionally, the Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit may be declared an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

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

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013 vide Notification No. 75, the Government of India has notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015.

The Finance Act, 2012 has also made certain retrospective amendments effective June 1, 1976, such as broadening the term “royalty”. Any retrospective tax amendments may adversely affect our financial condition and results of operations.

The Finance Act, 2013 has increased the tax withholding rate from 10% to 25% in respect of the payment to be made to non-residents towards "Royalty" and / or "Fees for Technical Services". However, an option to follow a rate prescribed under the applicable Double Taxation Avoidance Agreement has been given subject to fulfillment of prescribed conditions and documentation. As we procure various software licenses and technical services from non-residents in course of delivering our products and services to our clients, the cost of purchase of such software and services may increase for us.

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

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident employees working in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident employees would adversely impact our results of operations. For example, recently, the minimum wages for certain work permit holders in the United Kingdom have been increased, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and pursuant to such review, the average salaries of our employees have increased significantly. For instance, we increased compensation for fiscal 2014, effective July 2013, which has affected our margins in subsequent quarters. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 and July 13, 2011 in Mumbai and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients’ decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, Pakistan has sometimes experienced significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The current Government of India completes its term in 2014 and in May 2014, the new government is expected to be formed following general elections. We cannot predict whether the new government will pursue policies that encourage economic liberalization. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

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

Currently, we have Development Centers in 25 countries around the world, with our largest Development Centers located in India. We have recently established and intend to establish new development facilities. During fiscal 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish, a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States and in fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited to further expand our operations in China. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. In fiscal 2013, Infosys Limited completed the acquisition of Lodestone Holding AG, a global management consultancy firm.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2014, we had 160,405 employees worldwide, and 36,558 of those employees were located outside India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes. In October 2013, the Company completed a civil settlement with the U.S. Department of State, Immigrations and Customs Enforcement and the U.S. Department of Homeland Security relating to I-9 paperwork errors and visa matters that were the subject of investigation by the U.S. Attorney’s Office for the Eastern District of Texas. In the Settlement, Infosys agreed to pay $34 million to resolve all allegations. The Company categorically denied claims of systemic visa fraud, misuse of visas for competitive advantage or immigration abuse and the U.S. Government acknowledged the commitment of the Company to compliance with the immigration laws through its current visa and I-9 practices. No criminal charges or court rulings were brought against the Company. No limitations have been imposed on the Company’s eligibility for federal contracts or access to U.S. visa programs.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. Third parties, including companies with greater resources than us, may assert patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has historically permitted acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs. On August 14, 2013, this ceiling was amended to 100% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet. However, financial commitments made on or before August 14, 2013, the ceiling of 400% will apply. Such investments shall not be subject to any unwinding or approval from the Reserve Bank of India. Moreover, the limit of financial commitments for an Indian party shall not apply to the financial commitments funded out of the existing foreign currency accounts of the Indian party or out of funds raised by way of ADRs / GDRs by the Indian party.

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

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company does not require the approval from relevant government authorities in India, including the Reserve Bank of India. However, in a number of industrial sectors, there are restrictions on foreign investment in Indian companies. Changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issuance of ADRs / GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.

In the past, our ADSs have traded at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference of some investors to trade dollar-denominated securities. We have completed three secondary ADS offerings which significantly increased the number of our outstanding ADSs. Also, over time, the restrictions on the issuance of ADSs imposed by Indian law have been relaxed. As a result, our ADSs do not command any premium currently and may not trade at a premium in the future.

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

An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares and may thereby suffer dilution of such investor’s equity interest in us.

Under the Indian Companies Act (as defined below), a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shareholders voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their pre-emptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys provides technology, business consulting, outsourcing and engineering services to help clients in over thirty countries.

Our comprehensive end-to-end business solutions include:

•	Business IT services, comprising application development and maintenance, independent validation services, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management;
•	Consulting and systems integration services, comprising consulting, enterprise solutions, systems integration and advanced technologies;
•	Products, business platforms and solutions to accelerate intellectual property-led innovation, including Finacle, our banking product, which offers solutions to address core banking, mobile banking and e-banking needs of retail, corporate and universal banks worldwide;
•	Newer areas such as cloud computing and enterprise mobility.

Our professionals deliver high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model, with its scalable infrastructure and ability to execute project components around the clock and across time zones, also enables us to reduce project delivery times.

We have organized our sales, marketing and business development departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and Rest of the World regions. We serve clients in financial services and insurance; manufacturing; energy, communications and services; resources and utilities; retail, consumer packaged goods and logistics; life sciences and healthcare and growth markets.

Our revenues grew from $4,804 million in fiscal 2010 to $8,249 million in fiscal 2014, representing a compound annualized growth rate of 14.5%. Our net income grew from $1,313 million to $1,751 million during the same period, representing a compound annualized growth of 7.5%. Between March 31, 2010 and March 31, 2014, our total employees grew from 113,796 to 160,405, representing a compound annualized growth rate of 9.0%.

We believe we have some of the best talent in the technology services industry, and we are committed to remaining among the industry’s leading employers.

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a public offering without listing in Japan, or POWL. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we also listed our ADSs on NYSE Euronext's (NYX) London and Paris markets, under the ticker symbol INFY.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Technologies (Australia) Pty. Ltd (Infosys Australia), Infosys Tecnologia do Brazil Ltda (Infosys Brazil), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. de R. L. de C.V (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai), Infosys Americas Inc. (Infosys Americas), Edgeverve Systems Limited (Edgeverve) and Lodestone Holding AG (Infosys Lodestone) are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2014, 2013 and 2012, we spent $451 million, $382 million and $301 million, respectively, on capital expenditures. As of March 31, 2014, we had contractual commitments of $227 million for capital expenditure. These commitments included $129 million in domestic purchases and $98 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

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

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allocated to the shareholders upon the scheme becoming effective.

On January 4, 2012, Infosys BPO acquired 100% of the voting interests in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for cash consideration of $41 million. Portland Procurement Services Pty Ltd a wholly owned subsidiary of Portland Group Pty Ltd is currently under liquidation.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

On June 25, 2013, a wholly owned subsidiary, Infosys Americas Inc., was incorporated.

On February 14, 2014, a wholly owned subsidiary Edgeverve Systems Limited was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

INDUSTRY OVERVIEW

Changing economic and business conditions, evolving consumer preferences, rapid technological innovation and globalization are creating an increasingly competitive market environment. This is driving corporations to transform the manner in which they operate. Companies in this environment are now focusing even more on their core business objectives, such as revenue growth, profitability and asset efficiency.

Technology has evolved from merely driving cost efficiency to driving tangible business value. The ability to define, design, develop, implement and maintain advanced technology platforms and business solutions to address business needs has become a competitive advantage and a priority for organizations worldwide.

As a result, there is an increasing need for highly skilled professionals in the market to help organizations transform their business, optimize operations and drive innovation by leveraging technology. At the same time, enterprises are reluctant to expand their internal IT departments and increase fixed costs. These factors have led to the increased reliance of organizations on their outsourcing providers which is expected to continue to drive future growth for outsourced technology services in general and offshoring in particular.

The India Advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM press release issued in February 2014, IT-BPM services export revenues from India are expected to grow to $97-99 billion in fiscal 2015, a growth of 13-15% over fiscal 2014. Domestic revenues are estimated to grow to 1,250 - 1,280 billion in fiscal 2015, which is a growth of 9-12% compared to fiscal 2014. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High Quality Delivery. According to the Process Maturity Profile published by the CMMI Institute of Carnegie Mellon University in September 2013, only 6.6% of 5944 most recently appraised ‘reporting organizations in organization category’ are operating at Level 5, which is the highest level of the CMMI assessment. Out of 755 organizations appraised recently in India, 162 companies are at SEI-CMMI Level 5, higher than any other country in the world. SEI is the Software Engineering Institute of Carnegie Mellon University, and CMMI is the Capability Maturity Model Integration standard established by the CMMI Institute, which assesses the quality of organizations’ management system processes and methodologies.

Significant Cost Benefits. The NASSCOM Strategic Review 2014 indicates that India offers the lowest cost of delivery as compared to other offshore locations, with India being three to four times more cost effective than the United States.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2014, the IT industry has a workforce of 3.1 million and approximately 5.3 million students are expected to graduate from Indian universities in fiscal 2014, 20% of whom will have technical and post-graduate degrees.

The factors described above also make India the premier destination for IT services and business process management. While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable outsourcing services business. These factors include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;
•	increase depth and breadth of service offerings to provide a one-stop solution in an environment where enterprises are increasingly reducing the number of technology services vendors they are using;
•	develop and maintain knowledge of a broad range of existing and emerging technologies;
•	demonstrate significant domain knowledge to understand business processes and requirements;
•	leverage in-house industry expertise to customize business solutions for clients;
•	attract and retain high-quality technology professionals; and
•	make strategic investments in human resources and physical infrastructure or facilities throughout the business cycle.

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

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

Leadership in Sophisticated Solutions that Enable Clients to Deliver Improved Business Results in Addition to Optimizing the Efficiency of their Business. We bring together our expertise in consulting, IT services and business process management to create solutions that allow our clients to transform their businesses, optimize operations and drive innovation, thus making them more competitive in their markets. Our suite of comprehensive, end-to-end business solutions that leverage technology enables us to offer services through our broad network of relationships, increase our dialogue with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients’ budgets. Our suite of business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.

Proven Global Delivery Model. We have a highly evolved Global Delivery Model, which enables us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Over the last thirty years, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes, enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we are continuously refining our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes & applications and then outsourcing these segments selectively on a modular basis to reduce risk and cost and to increase operational flexibility. We believe that this approach enables us to retain our leadership position in the industry.

Commitment to Quality and Process Execution. Infosys Limited and Infosys BPO are certified for ISO 22301: 2012 Societal Security, Business Continuity Management Systems standards. For example, in connection with a large project that we undertook for a government organization in India, our efforts enabled the central processing center for income tax to be certified for ISO 15489 - Record Management System Standards, and was the first government organization so certified in Asia.

We continue to demonstrate process excellence by adhering to various international quality standards certifications, including ISO 9001: 2008, ISO 27001, ISO 20000, AS EN 9100, ISO 13485, TL 9000-SV, OHSAS 18001 and ISO 14001. We have also received an independent auditors assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO.

Infosys McCamish has completed SOC 1 Type II Statement on SSAE 16. These certifications confirm that the delivery of operations and IT services for Infosys McCamish’s clients is done under the highest standards for security and controls.

Strong Brand and Long-standing Client Relationships. We have long-standing relationships with large multinational corporations and other organizations that are built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a substantial majority of revenues from repeat clients.

Status as an ‘Employer of Choice’. We believe we have some of the best talent in the Indian technology services industry and we are committed to remaining among the industry’s leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. We also hire employees in geographies around the world where we have clients and operations. Our diverse workforce includes employees of 98 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. Competence development of our workforce continues to be a key area of strategic focus for us. In keeping with the changes in the use of technology in education, we enhanced our technology lead training efforts in multiple areas. Globally, we currently have 93 Development Centers. These include multiple Development Centers in India and Asia Pacific, the Americas and Europe. Our financial position allows us to make investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2010 and March 31, 2014, our total employees grew from 113,796 to 160,405.

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones, which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. In addition, we were the first Indian company to be listed on a U.S. stock exchange, and we were also the first Indian company to complete a POWL (Public Offer Without Listing) in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a worldwide stock index made up of 150 leading blue-chip stocks.

OUR STRATEGY

We seek to further strengthen our position as a leading global consulting and outsourcing company by:

•	strengthening our strategic partnership with our clients;
•	increasing our relevance to clients by being able to work in the entire spectrum of their business; and
•	delivering higher business value to clients through the alignment of our structure and offerings to their business objectives.

To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We also seek to increase our recurring business with existing clients by providing product engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. In order to further improve our business generation capabilities, we have established a Strategic Global Sourcing Group, which is comprised of senior professionals, and seeks to identify, secure and manage new, large and long-term client engagements.

Continue to Enhance our Engagement Models and Offerings. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In the changing world of today, many opportunities are closely linked with advances in IT. In our endeavor to assist our clients in taking advantage of business and technological change, we have identified seven key drivers—digital consumers, emerging economies, sustainable tomorrow, smarter organizations, new commerce, pervasive computing and healthcare economy. We believe that realizing the full potential of these drivers is important for tomorrow’s enterprise to forge ahead of its competition. We have aligned our offerings to enable our clients to take advantage of these trends. We have also extended our capability into areas such as cloud computing and enterprise mobility.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to serve clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and Development Centers globally to expand our geographical reach. We intend to further increase our presence in China through Infosys China and Infosys Shanghai, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia directly and through Infosys BPO, in Latin America through Infosys Brazil and Infosys Mexico and in Europe directly and through Infosys Lodestone. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

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

Enhance Brand Visibility. Powered by Intellect and Driven by Values, the Infosys brand continues be recognized globally. We expand our brand reach through ongoing investments in event sponsorships, advertisements, and digital initiatives including social media conversations. Our branding efforts include participation in media and industry analyst programs, investor relations, client events, recruitment outreach and community programs. Each of these initiatives is designed to clearly articulate our brand promise – Building Tomorrow’s Enterprise – and elevate our brand position as the right technology partner for our clients globally. We are regularly ranked by industry analysts as a leader in key services and solutions across domains. We have instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery (ACM), to recognize the finest recent innovations by young scientists and system developers in the computing field. Additionally, the Infosys Science Foundation has instituted an annual award to honor outstanding achievements of researchers and scientists across six categories: Engineering and Computer Sciences, Humanities, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences. We believe that a strongly differentiated and recognizable brand will enhance our ability to grow business and attract global talent.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2014, we received 911,220 employment applications, interviewed 45,955 applicants and extended offers of employment to 33,225 applicants. These statistics do not include our subsidiaries. We also have constructed an employee training facility, the Infosys Global Education Center, on our campus in Mysore, India to further enhance our employee training capabilities.

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

In a typical offshore development project, we assign a team of our technology professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant Development Center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our Development Centers. The client’s systems are linked to our facilities enabling simultaneous processing in our Development Centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their geographical location.

We have successfully executed projects at all of our Development Centers globally. We have 93 Development Centers globally, of which 36 are located in India, 18 are in North and South America, 20 are in the Asia-Pacific region and 19 are in Europe. Our largest Development Centers are located in India. 74.8 % of the total billed person-months during fiscal 2014 originated from our Development Centers in India, with the balance efforts being rendered at client sites and our Development Centers located outside India.

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

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links connecting our Development Centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian Development Centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients.

MODULAR GLOBAL SOURCING

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. The complete outsourcing model is perceived to be deficient as a result of:

•	the increased pace of technological change;
•	continuous change in the business environment due to globalization and deregulation;
•	the need to better manage risk in an evolving regulatory environment;
•	the failure to deliver promised cost savings and expected benefits; and
•	the changing role of technology from merely improving operational efficiency to becoming an integral part of a corporation’s strategy.

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

ORGANIZATION RESTRUCTURING

We internally reorganized ourselves in fiscal 2014, which we believe has:

•	Enabled us to strengthen our focus on growing existing client relationships,
•	Increased our market share through service differentiation and operational agility.

We have identified the following operating segments -

•	Financial Services
•	Insurance
•	Manufacturing
•	Energy, Communications and services
•	Resource & utilities
•	Retail, Consumer Packaged Goods and Logistics
•	Life Sciences and Healthcare
•	Growth Markets

The operating segments have integrated sales and delivery functions. The Growth Markets Unit was created to focus on APAC (excluding India) and MEA regions.

OUR SOLUTIONS

Infosys provides our clients with a full range of business and technology services, comprised of the following service lines.

(1) Consulting and Systems integration

Consulting and systems integration are comprised of the following service lines:

Management Consulting Services (MCS)

Infosys Management Consulting Services (MCS) is built on a solid foundation of horizontal offerings to which we add specific domain expertise relevant to the industries in which our clients operate. We help clients transform their businesses with innovative strategies and solutions aligned to their specific industry, process, and organizational requirements. With this approach, we are able to take on complex business and technology transformation initiatives to help our clients improve process and IT efficiencies, increase agility, gain flexibility and reduce costs. MCS provides Strategy Consulting, Complex Program Management expertise, Organization Change Management and Business Readiness / Training, Business Process Optimization, ERP-enabled Business Transformation, and Value Realization Services. Our horizontal consulting capabilities are organized by the following practices: Process Transformation, Organization Transformation and Learning Services, Information Transformation and Digital Transformation.

SAP

The Infosys SAP practice provides SAP services to help our clients transform their operations, streamline and standardize business processes to ensure consistency across countries, consolidate platforms, and replace legacy systems with SAP applications. Our core SAP offerings include end-to-end SAP-enabled Business Transformation, Package Evaluation, Package Implementation Services, Global Deployments, Upgrades, Master Data Management, Business Intelligence and Analytics (BI/BOBJ/HANA), Integration, Mobility Solutions, Enterprise Risk Management, Enterprise Performance Management, SAP Basis and Technology, and Production Support and Maintenance Services. We have a strong focus on the latest SAP technologies and products, and also provide platform based offerings to our clients. We also have expertise in industry-specific SAP solutions.

Oracle

The Infosys Oracle practice provides end-to-end Oracle offerings to help transform our clients’ businesses and ERP landscape. Our focus is on Oracle implementation, business transformation services, global rollouts, Application Development, Support and Maintenance offerings. We have deep expertise across the Oracle products and platforms, including next generation offerings in Fusion Apps, Exa capabilities, and Oracle Cloud Offerings in HCM and CRM. We have developed industry-specific Oracle solutions that have been implemented by our clients. We have also made significant investments in delivering core Oracle technologies, which include establishing exclusive Joint Innovation Centers & Centers of Excellence (CoEs) that are leveraged in our client engagements.

Advanced Technologies (ADT)

The ADT group focuses on System Integration  oriented projects that require depth in smaller, specific off-the-shelf packages complemented by consultative capabilities. ADT is organized into four main service lines: (1) Digital Customer Experience and Transformation, (2) Process Integration (3) Enterprise Operations, and (4) Information Transformation.

Digital Customer Experience focuses on Portals / Collaboration, Content Management, Search and Analytics, Online Commerce, Omnichannel Delivery and Digital Marketing. Thetechnologies / products relevant to this area include IBM WebSphere Portal, Oracle Webcentre Suite, Oracle ATG, OpenText, EMC, Adobe, and IBM Sterling.

Process Transformation includes services and solutions that integrate business processes both internal and external to the enterprise to enable straight-through processing and automation. BPM, business rules, SOA and API management comprises the service stack. Technologies include Tibco, Web Methods, IBM MQ, Biz Talk, Pega etc.

Enterprise Operations focuses on solutions that transform legacy enterprise solutions into nimble agile solutions in the areas of CRM, Billing, Supply Chain management and Asset Management. The technologies / products relevant to this area include SalesForce.com, MS Dynamics, MS CRM, IBM Maximo, Kenan, Amdocs, Oracle eBilling, & Manhattan Associates.

(2) Business IT Services

We work with clients worldwide to help them run more efficient IT operations. We partner with clients in their journey towards unlocking greater efficiency from their existing IT assets–systems, processes and infrastructure. We also partner with our clients to help them achieve sustained operational superiority and leverage the gains to differentiate themselves in the marketplace.

One of our primary objectives is to deliver best-in-class services ranging across application development, application maintenance, third party testing and large scale IT infrastructure rationalization, as well as management and business process outsourcing. These offerings are provided to clients across geographies and business segments, including financial services and insurance; manufacturing; energy, communications and services; resources and utilities; retail, consumer packaged goods and logistics; life sciences and healthcare and growth markets.

These offerings are provided across legacy custom applications to enterprise packages to more specific competencies such as mobility, analytics, digital commerce, digital marketing and cloud computing.

We complement the breadth of our expertise with industry expertise to deliver these best-in-class services. Our service delivery also leverages the expertise of our various CoEs and Infosys Labs, our research arm, to create differentiated capabilities in our offerings. We also seek to ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We typically assume full project management responsibility in each of our solution offerings. We adhere to our SEI-CMMI Level 5 internal quality and project management processes. Our project delivery focus is supplemented by our knowledge management system that enables us to leverage existing solutions across our company, and, where appropriate, to develop in-house tools for project management and software life-cycle support. We believe that these processes, methodologies, knowledge management systems and tools help deliver cost-effective solutions to clients, mitigate project-related risks, enhance the quality of our offerings and allow our clients to improve the time-to-market for their solutions.

Custom Software Application Development

We develop customized software solutions for our clients. These solutions are often delivered as projects that leverage a combination of our technical capabilities, domain understanding, consultative capabilities, IP assets and methodologies. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular so as to facilitate enhancements and extensions. Our proprietary methodologies also allow our software applications to integrate stringent security measures throughout the software development lifecycle.

We create new applications or enhance the functionalities of our clients’ existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process including defining requirements, designing, prototyping, programming and module integration, user acceptance testing, user training, installation and maintenance and support of these systems. In recent years, we have witnessed the increasing need of our clients to reach the market quickly with their innovative ideas. Hence, the applications that enable these ideas need to be developed at a faster speed as well. Agile methodology is one of the mechanisms to achieve this result. Infosys Global Agile practices and Infosys Virtual scrum (distributed agile project execution platform) solution embody the best practices developed from more than 500 projects. It helps clients to leverage benefits of globally distributed teams while retaining all advantages of co-located Agile. Moreover, the service virtualization and continuous delivery frameworks ensure that not just the development but the delivery of IT solution embraces agility which is the ultimate goal of our clients.

We perform system design and software coding and run pilots primarily at our Development Centers, while activities relating to the defining of requirements, transition planning, user training, user acceptance testing and deployment are performed at the client’s site. Our application development services span the entire range of mainframe, client server, Internet and mobile technologies. We leverage various methodologies to develop these software solutions.

Maintenance and Production Support Services

Our maintenance and production support services help clients improve the availability of their applications portfolio and reduce cost of maintenance. These services also provide clients with insights into their application portfolio and help them optimize the value of that portfolio and manage the risks associated with it. We take a proactive approach to software maintenance and production support, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. The practice focus on Application Services has been deepened and it engages constantly with the CoE to pioneer next-generation enhanced maintenance services that enable our clients to reduce lights-on operational spends and focus on strategic transformation. This approach is coupled with stringent quality control processes and global shared services centers. We have also invested in knowledge management and internal development of software processes and tools to increase automation of our delivery systems and thereby enhance productivity.

With the maturity of IT applications, critical business flows inside client organizations rely on the integration of applications and the infrastructure across providers. There is a need for faster and effective resolutions so as to potentially prevent outages. Contrary to this need, siloed monitoring is usually the norm when things fail and there is often a sense of poor IT reliability. Infosys believes that a proactive monitoring of business events, through data triggers and non-intrusive means across the IT landscape, can ensure better preparedness of IT service desk and operations to critical and key business events. In our managed services offerings, we are investing in IP and ideas to help clients achieve these objectives.

Independent Validation Solutions

We offer end-to-end validation solutions, specialized testing services, such as services oriented architecture (SOA) testing, data warehouse testing, package testing, test consulting and other testing services, to clients across various industry verticals. Also, in response to changing market and client demands, we have introduced new service offerings such as cloud testing, infrastructure testing, test environment management, agile testing and security testing. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems, keeping in mind the time to market and optimization constraints.

We have invested internally in developing technology based solutions for test life cycle automation, non-functional testing and vertical specific testing solutions. We have also built alliances with leading test tool vendors such as Hewlett-Packard Company (HP), International Business Machines Corp. (IBM), Microsoft Corporation, CA, Inc., Parasoft Corporation, Micro Focus International plc, Compuware Corporation and TestPlant Ltd. and are involved in building joint solutions with some of these alliance partners. These testing solutions facilitate high reliability in our client applications and products while enabling us to deliver such solutions cost-effectively and with reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy along various dimensions including industry domains, technology, quality processes, testing methodologies and project management.

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

Infrastructure Management Services

We have an innovation-led approach to optimize Infrastructure Services and Assets across the lifecycle (Build, Manage and Transform) for our clients’ evolving business needs. In line with our clients’ expectations to meet agility and service efficiency goals and deliver IT Infrastructure “as a service”, we have aligned ourselves to deliver cost-effective and reliable end-to-end services across enterprise IT datacenter, private and public cloud fabric-based IT Infrastructure. We have numerous innovative solutions such as differentiated managed services for remote infrastructure management (RIM) to solutions for optimized utilization of production and non-production environments as well as solutions for the accelerated adoption of hybrid cloud IT infrastructures.

More and more clients are benchmarking their internal IT infrastructure services on performance, cost, agility and reliability vis-à-vis the use of a private and public cloud infrastructure. With the launch of our unique and comprehensive service brokerage solution, Cloud Ecosystem Hub, we are helping clients introduce controlled contestability in their IT infrastructure eco-system while maintaining a single management and orchestration layer. In partnership with leading technology products and cloud solution providers, we have created an inter-operable model for ensuring high quality of services and reducing costs.

Our remote infrastructure service offerings and solutions bring transparency, accountability and industry leading service efficiency in managing both traditional IT and cloud based IT Infrastructure services. Our differentiated managed services for hybrid IT infrastructure leverages automation and operational analytics to run IT infrastructure as a business for clients. We have made significant investment to drive industrialization of IT Infrastructure services. We are working with several marquee clients to deliver on-premises and hybrid “Infrastructure-as-a-Service” and “Platform-as-a-Service” offerings, thereby significantly reducing compliance and risk exposure while adopting emerging technologies to drive asset and service efficiency gains.

Engineering Services

We provide engineering solutions to support our clients across the product lifecycle of their offerings, from product ideation and creation to sustenance and end-of-life management. The practice features deep core and emerging engineering skills, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. We also specialize in software product development across multiple industries enabling our clients to further differentiate their offerings.

We have over 20 years of experience in engineering services, serving clients in the Fortune Global 500 in multiple industries. We utilize our Global Delivery Model to design, build, execute and manage complex projects requiring integration of engineering services with IT and BPO. Offerings include mechanical systems involving the design and rendering of aircraft and automotive subsystems; electronic products and systems involving the design, development and lifecycle management of platforms, applications, firmware and operating systems for products ranging from connected car and home automation solutions to wearable medical devices, with evolving focus on the internet of things (IoT), including connectivity, data analytics and predictive maintenance solutions; communications engineering including media services, network engineering, and contact center technologies; software product development services (SPDS) incorporating new technologies for product differentiation across industry sectors; engineering solutions that include the implementation, systems integration and solution development of product lifecycle management (PLM), plant automation and control services (PACS), point-of-sale (POS) packages, knowledge based engineering (KBE) solutions; and consulting involving IP-led engagements in the areas of process reengineering and value engineering.

Business Process Management

We offer business process management services through Infosys BPO. Infosys BPO enables clients to outsource several critical business processes that relate to specific industry verticals and functional horizontals.

Infosys BPO’s industry-specific service offerings include the following:

•	Banking, Financial Services – Services in Cards, Deposits and Payments, Lending, Mortgage, Wealth Management, Asset Management, General Risk & Compliance, Investment Banking / Broker Dealer Operations;
•

Insurance Services – New Business fulfillment, Pensions and Annuities, Policy Maintenance, Claims Administration, Reinsurance Finance and Accounting, Underwriting, Actuarial Services, Property and Casualty Services , Life Insurance Services and Statutory Reporting Services;

•

Manufacturing – Manufacturing Reporting & Performance Management, Central Planning, Engineering Application Support, Manufacturing Operations Support, Product Creation Support Solutions, Technical Authoring and Publication, Web Content Management, Asset Management, Engineering Process Support;

•

Energy, Utilities and Services – Services in Asset Data Enrichment, Upstream Document Management, Well File Digitization, Energy Trading and Data Management, Enterprise Asset Management, Smart Meter Support, Advertising and Circulation Accounting, Content management, Digital supply chain management;

•	Communications – services in Order Fulfillment, Service Assurance, Fraud Management, Network Cost Optimization, Billing and Revenue Assurance, Data Cleansing and Validation Services, Telecom-specific analytic offerings, and technology-led point solutions;
•	Media and Entertainment – services in IP and Licensing management, Meta Data Tagging / Video Search, Royalties Management, Social Media Command Center and Video on the cloud;
•	Retail, Consumer Packaged Goods and Logistics- services in Invoice Verification, Logistics and Transportation, Master Data Management, Merchandise Planning and Execution, Promotions and Campaign, Reporting and Analytics Providing Insights, Store Operations Solution, Supply Chain Solution and Trade Promotions Management; and
•	Life Sciences and Healthcare – services in Plan Set Up and Support, Enrollment and Policy Administration, Claims Management, Patient Care Management, Provider Network Management, Patient Eligibility Management, Registrations / Authorizations / Billing;

The function-specific service offerings of Infosys BPO include the following:

•	Customer Service – Billing Support, Collections Support, Retention, Sales Support, Social Media Technical Application and Product Support;
•	Finance and Accounting – Procure to Pay , Order to cash, Record to Report, Enterprise reporting, Analysis and planning including tax and compliance support ;
•	HR Outsourcing – Payroll Processing, Benefits Administration, Learning and Development, Payroll, HR Helpdesk, Recruitment and Staffing Services, and Workforce Administration;
•	Legal Process Outsourcing – contract management services and solutions, ESI Processing - Litigation Support Services, Information Management Services, Intellectual Property, Legal Research, Managed Review - Litigation Support Services;
•	Sales and Fulfillment Operations – Customer Data Management, Account Planning, Order Administration, Customer Advocacy, Returns Management, Warranty Management, Demand Forecasting, Material and Inventory Management, and Reverse Logistics;
•	Sourcing and Procurement – Analyze-to-Contract services, Purchase-to-Pay services, Sourcing, Category Management, transactional Procurement, Performance and Compliance Management, Transformation and Point Solutions, Platform Services and Solutions in Strategic Sourcing provided by Portland, Infosys BPO subsidiary;
•	Operational Analytics – Our operational analytics services include services in Sourcing & Procurement, Sales and Fulfillment, Finance & Accounting, Financial Services, Human Resource, Customer Service, Retail CPG and Energy Utility and Services Domain;
•	Transformation Solutions Group – Infosys BPO provide solutions for Process Optimization, Process Re-engineering and Data Analytics including solutions in Robotics; and
•	Business Transformation Services – Our business transformation services include consulting across our horizontal and vertical specific offerings.

(3) Products, Platforms and Solutions

Our products, platforms and solutions are geared to drive innovation-led growth for our clients. They cater to next generation market needs driven by global trends, including digital consumers, digital marketing, emerging economies, distributive trade and enterprise buying. Our offerings leverage the latest technologies in the areas of cloud computing, mobility, big data, rich media (this means leveraging image and video heavy media which is different from the regular as it requires more bandwidth and better technology to transmit) and social (this means leveraging social media technologies that enhance engagement and experience). In some cases, by combining our products with those from our partners, cloud-based hosting and platform operations, we help clients accelerate the business outcomes they seek.

All of our products, platforms and solutions are branded under the Infosys Edge™ umbrella.

We define, develop and license innovative software products and cloud-hosted business platforms that are designed to deliver measurable business value. Infosys Edge offerings can be used as standalone, customized or as building blocks in a larger enterprise application. They drive a business model that encompasses larger service engagements around the product license. We are investing in both industry-specific and cross-industry products.

For example, Infosys TradeEdge is an insights-driven sales platform for global brands to accelerate profitable growth in emerging markets and has been designed from the ground up to serve the unique requirements of emerging markets. It enables businesses to understand markets better, reach customers faster and drive costs lower. Infosys AssistEdge provides an integrated customer service experience across channels, transforming contact centers from issue resolution centers to revenue generating units. Infosys BigDataEdge empowers IT and business teams to quickly discover, analyze and act on information, both structured and unstructured, to drive business decisions.

Our suite of business platforms drives deeper engagement with digital consumers, builds smarter organizations and addresses the needs of emerging markets. Our offerings are powered by best-in-class domain expertise, IP and cloud computing. Our focus is on delivering guaranteed business outcomes that impact either our client’s top-line or bottom-line. We host, operate and manage these business platforms on a subscription-based pricing model, providing our clients with rapid time-to-value.

For example, Infosys BrandEdge, our digital marketing platform, helps enterprises build digital assets, listen to customers and prospects on the web, understand and interpret what it means and then meaningfully engage with them. This proprietary framework is called BLUE referring to Build, Listen, Understand and Engage – the core functionalities of the platform. Infosys CommerceEdge, our ecommerce and social commerce platform, drives multi-channel commerce by enhancing consumer experience, driving traffic and increasing order value. Infosys ProcureEdge, our end-to-end source-to-pay platform, helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle. Infosys WalletEdge, our mobile commerce and payments platform, enables a financial ecosystem of consumers, merchants, telecoms, banks, governments and enterprises, to tap the potential of mobile commerce.

Our Edge suite of products has received industry recognition, winning the NASSCOM Business Innovation Award in 2014 for the second time in a row.

Our other industry platforms include McCamish Systems’ proprietary Variable Product Administration Systems (VPAS), Producer Management and Compensation System (PMACS) platforms which provide innovative solutions to the insurance and financial services industries.

Each of our solutions addresses a specific business opportunity or a challenge, often domain-specific. Our solutions are early instances of a future product or platform and are typically co-created with clients. We are investing significantly in solutions in the areas of cloud, enterprise mobility and sustainability.

Banking Software Products

Infosys Finacle partners with banks to “simplify” banking. Our solutions address the core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management, wealth management and Islamic banking requirements of retail, corporate and universal banks worldwide.

In 2013, Infosys was positioned as a leader in Gartner’s International Retail Core Banking report for the seventh time in a row for its Finacle core banking solution. Finacle 11E is the latest release of the award-winning Finacle universal banking solution. It is an advanced universal banking solution that simplifies banking. The solution’s componentized deployment offers banks extreme agility to progressively modernize and meet business priorities, thus helping them realize modernization benefits faster.

As of March 31, 2014, Finacle is the choice of 183 banks across 84 countries and powers operations across 56,000 branches and enables its customer banks to serve over 599 million accounts and 437 million customers worldwide.

(4) New Services

Cloud and IT Transformation

Our vision is to deliver a trusted cloud ecosystem for our clients. Our proposition is to be a cloud ecosystem integrator for our clients where we assume responsibility for the entire lifecycle of our client’s cloud initiative and IT transformation, backed by our best-in-class partner ecosystem and industry-leading solutions. We take complete ownership of our clients’ IT transformation and cloud adoption process to give them the convenience of a single point of accountability. Our IT transformation services include cloud-based transformation, Big Data and workplace transformation.

We have invested in developing our own IP to power our cloud ecosystem integrator promise well ahead of the market.

•	The Infosys Cloud Ecosystem Hub is the first solution that effectively helps enterprises build, manage and govern a unified hybrid cloud environment. The solution enables rapid creation, adoption and governance of cloud services across the ecosystem. The Unified Services Catalog, together with the Smart Brokerage capabilities, provides an enterprise-wide collaborative decision support mechanism to accelerate assessment and deployment of best-in-class cloud infrastructure, platforms and applications.

•	Infosys BigDataEdge is a data platform for empowering both technology and businesses to rapidly develop and act on industry-specific insights. It helps clients build an augmented warehouse and generate insights from structured and unstructured sources of data. The solution helps clients generate faster insights and action decisions.

Enterprise Mobility

Most enterprises today are leveraging mobility, social media and cloud computing to redefine the way they do business in the new digital world. The Enterprise Mobility Practice at Infosys plays a pivotal role in enabling digital transformation for our clients across industries. We provide comprehensive enterprise mobility services and solutions to our clients to help them use Mobility as a strategic business differentiator. We accelerate the deployment of mobility driven solutions with our IP, pre-built micro-apps, tools and accelerators, and agile methodologies. We deliver a range of consulting services, business solutions, technology solutions and services to our clients. Our solutions such as our Mobile Point of Sale (MPOS) and guided sales provide ready-made solutions to mobile challenges in an industry. All our solutions are delivered in multi-device and multi-platform environments.

We have also invested heavily in building technology capabilities as well as complementary alliances. We have CoEs in several leading mobile platforms for development of tools and accelerators. Our alliances and partnerships with strategic players in the enterprise mobility ecosystem help Infosys deliver a comprehensive mobility experience to our clients.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific. We are also currently building a strong presence in South America and Africa.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2014	2013	2012
North America	60.7%	62.2%	63.9%
Europe	24.4%	23.1%	21.9%
India	2.6%	2.1%	2.2%
Rest of the World	12.3%	12.6%	12.0%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

	Fiscal
	2014	2013	2012
Financial Services and Insurance (FSI)	29.3%	30.3%	31.9%
Manufacturing (MFG)	21.6%	20.7%	19.3%
Energy & utilities, Communication and Services (ECS)	15.8%	15.9%	17.2%
Retail, Consumer packaged goods and Logistics (RCL)	16.7%	17.0%	16.5%
Life Sciences and Healthcare (LSH)	6.8%	5.9%	5.6%
Growth Markets (GMU)	9.8%	10.2%	9.5%

For fiscal 2014, 2013 and 2012 our largest client contributed 3.8%, 3.8% and 4.3%, respectively, of our total revenues.

The volume of work we perform for specific clients varies from year to year based on the nature of the assignments we have with our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

Sales and Marketing Strategy & Operations

Our sales and marketing strategy is focused on articulating and demonstrating the enhanced business value that we deliver to our clients by leveraging our consulting, technology, software engineering, IT services outsourcing, and business process outsourcing capabilities.

The Infosys tagline “Powered by Intellect. Driven by Values” and the Infosys campaign theme “Building Tomorrow’s Enterprise” embody our unique brand differentiation. These capture the core foundation of the company’s efforts in transforming the business and accelerating innovation for our clients. These permeate all aspects of our interactions with stakeholders including employees, clients, prospects, media and analysts.

Our sales and go-to-market strategy, is founded on a deep understanding of client industry sectors. We leverage our domain-based consulting capabilities to partner with clients and propose solutions that deliver tangible business outcomes for them. Our products and platforms and technology alliance ecosystem are key ingredients in bringing these best-in-class technology solutions to life. Our IT project execution skills enable clients to build and run their technology and business operations efficiently and reliably. By leveraging our Global Delivery Model, for managed services and outsourcing, we deliver software, software-enabled services and certified software development processes that empower our clients to achieve never-before efficiencies.

To execute our sales strategy, we have spread our global sales and marketing operations across different parts of the world. We market our solutions and services from 73 sales and marketing offices located in 33 countries. As of March 31, 2014, we had 1,285 sales and marketing employees. Our sales and marketing team has adopted the following strategies:

Conceptualize sales strategies specific to markets, industry sectors and clients. We use a cross-functional, integrated approach in which our sales personnel, client account managers, project managers and business consultants analyze projects and collaboratively develop strategies to sell our solutions to potential clients;

Attract and capture new client relationships. We seek to win new business from targeted prospects around the globe, a significant portion of which are Forbes Global 2000 companies. We attract new prospects as a result of our growing worldwide brand and presence, through networking by our field sales teams, a defined industry alliances program, participation in media and industry analyst events, sponsorship of, and participation in, targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations;

Expand presence in underpenetrated markets. We seek to accelerate sales growth in emerging economies, newer industry segments and new technology areas through focused regional or sub-sector sales teams;

Grow existing client relationships. We seek to expand the nature and scope of our existing client engagements by extending the breadth and volume of services offered. During fiscal 2014, 2013 and 2012, 97.7%, 97.8% and 97.8% of our revenues came as repeat business from existing clients, respectively. Our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. In addition, we undertake specific initiatives that strengthen client loyalty and trust. These include, but are not limited to, frequent meetings between our project teams and client personnel, visits by clients to our campuses and executive sponsorship to provide the requisite governance and oversight to relationships; and

Enable the effectiveness of our sales teams. We equip our sales teams with decision making systems and metrics. We frequently assess and initiate improvements to our sales process framework. We conduct training and assessment programs to enable our sales force with appropriate sales methods and techniques. We design and deploy sales performance management and incentive systems with an emphasis on meritocracy.

COMPETITION

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A. and Deloitte Consulting LLP;
•	divisions of large multinational technology firms such as Hewlett-Packard Company and IBM Corporation;
•	IT outsourcing firms such as Computer Sciences Corporation and Dell Perot Systems;
•	offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited, Wipro Technologies Limited and HCL Technologies Limited;
•	software firms such as Oracle Corporation and SAP A.G.;
•	business process outsourcing firms such as Genpact Limited, Exl Service Holdings and WNS Global Services;
•	in-house IT departments of large corporations; and
•	Specialty Platform and SaaS companies.

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

In future, we expect intensified competition from some of the firms above, and may also experience competition from new competitors. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and from firms in market segments that we have recently entered.

We understand that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business are:

•	the ability to attract and retain high-quality management, technology professionals, and sales personnel;
•	the ability to articulate and demonstrate long-term value to potential customers;
•	the ability to effectively integrate onsite and offshore execution capabilities to deliver high quality, seamless, scalable, cost-effective services
•	the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;
•	the ability to keep pace with ever-changing technology and customer requirements;
•	a strong and well-recognized brand;
•	a proven track record of performance excellence and customer satisfaction;
•	the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and
•	high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the company and its customers.

We believe we compete favorably with respect to these factors.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2014, we employed 160,405 employees, of which 151,059 are software professionals, including trainees. During fiscal 2014, we recorded 3,717 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also selectively recruit students from campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2014, we received 911,220 employment applications, interviewed 45,955 applicants and extended offers of employment to 33,225 applicants.

Education, Training and Assessment

Competency development continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology led training efforts in multiple areas. With over 637 videos on various topics and many multimedia artifacts for learning, we now have a rich repository of technology assisted learning.

During fiscal 2014, the total training provided for employees was over 2.33 million person days. Many of our employees also took external certifications creating a large pool of certified people.

Our flagship industry-academia partnership program, Campus Connect, made significant progress through the launch of electives to help engineering colleges run new programs within their curricula. This has been very well received by the academia. During fiscal 2014, we engaged with 1,476 faculty members who in turn trained over 41,000 students. With this, the total number of beneficiaries covered are over 10,446 faculty members and over 292,000 students from 372 engineering institutions.

Our knowledge management program showcased our thought leadership by winning the Global Most Acknowledged Knowledge Enterprise (MAKE) award for the ninth time, winning Asian Most Admired Knowledge Enterprise (MAKE) Award for the eleventh time, winning Indian Most Admired Knowledge Enterprise (MAKE) Award for the ninth time.

Infosys is a winner in the American Society for Training & Development’s (ASTD) 2013 BEST Awards program.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 153 patents issued by the United States Patent and Trademark Office, 1 patent issued by Australian Patent Office and 3 patents issued by the Luxembourg Patent Office. An aggregate of 541 unique patent applications are pending under various stages of prosecution. We have 29 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and / or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive.

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

RESEARCH AND DEVELOPMENT

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, improving estimation processes and adopting new technologies. Infosys Labs is the centralized group engaged in Research and development activities.

Infosys Labs

Our research and development efforts focus on the twin goals of improving productivity and quality of Infosys services, alongside working towards client innovation via technology driven innovation and differentiation.

At Infosys Labs, service innovation is being achieved via enhanced automation, optimization, incident prevention and effective collaboration among distributed teams.

•	Infosys Labs has established a set of service innovation groups focused on enhancing quality and productivity of six dominant Infosys services – namely Business Process Outsourcing (BPO), Infrastructure Management Services (IMS), Independent Validation Services (IVS), Application Development and Maintenance (ADM) including Large Deals, Consulting and Systems Integration (C&SI), and Modernization (Mod). These groups work on producing service platforms with a focus on automation, optimization, consolidation, and enhancing effectiveness of contextual collaboration for distributed teams.
•	Infosys Labs, under its set of client innovations has established six Centers of Excellence (COEs), namely Modernization, Advanced Analytics, Security and Dependability, Advanced Mobility, Experience, and Innovation Co-Creation. The COEs work towards establishing technology based client innovation and differentiation via establishment of Client Innovation Centers, publishing focused technology points of view, implementing Proof of Concepts driven by opportunity focus for client delight, and conducting client workshops.

Additionally, we have set up innovation centers with a number of our clients, university partners, and industry research consortiums to further drive co-creation.

Infosys Labs focuses on developing significant new Intellectual Property to enable enhanced productivity and quality of our services while enabling differentiation in client offerings.

During fiscal 2014, Infosys Labs filed 79 unique patent applications with the U.S. Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. Our research and development expenses for fiscal 2014, 2013 and 2012 were $147 million, $173 million and $140 million, respectively.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We have benefited from certain tax incentives promulgated by the Government of India, including tax holiday from Indian corporate income tax on the income from the operation of the units registered under the Software Technology Parks Scheme and tax holidays on the income from the operation of our units registered under the Special Economic Zone Act. The tax holiday for all of our STP units expired as of March 31, 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and / or the Ministry of Finance of the Government of India to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

In addition, the ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of March 31, 2014, the majority of our professionals in the United States held either H-1B visas (12,769 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,322 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

Both are temporary visas, but the company may sponsor employees on either visa for green cards.

U.S. law provides that the annual limit on H-1B visas is 65,000 plus 20,000 additional H-1B visas that are available to those who possess a Master's or higher degree from institutions of higher education in the United States. In calendar year 2014, over 172,000applications were received. The government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access that visa classification.

In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Changes in L-1 visa policy, either by statute or through administrative policy, could limit our ability to transfer existing employees to the United States.

Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor market tests, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative and policy changes, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. This could have a material and adverse effect on our business, revenues and operating results.

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

Recently, Australia has enforced stricter visa rules for foreign workers. Under these rules, companies sponsoring foreign workers in Australia would be required to demonstrate that there are no qualified and experienced Australian workers to fill a position to be taken by a proposed visa holder. Further, companies may be required to furnish additional details, such as the number of foreign workers that they sponsor and proof of their proficiency in English. Arrangements similar to independent contracting arrangements may not be permitted. This could potentially cause delays in the processing of our visa applications, increase our costs in obtaining visas and reduce our flexibility in staffing projects in Australia. Additionally, we may also be subject to audits by local authorities in Australia who enforce these regulations.

Similar labor market protective immigration reform measures may be introduced in Canada, which could include new minimum wage requirements for foreign workers, required ratios of local labor and new minimum standards for intra-company transfers. The government may also tighten adjudication standards for labor market tests. These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.

LEGAL PROCEEDINGS

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the U.S. Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, Infosys agreed, among other things, that:

•	the company will pay to the United States an aggregate amount equal to $34 million;
•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits;
•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge related to the Settlement Agreement, including legal costs, of $35 million in fiscal 2014 related to the matters that were the subject of the Settlement Agreement. The said amounts were paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following company:

Infosys BPO. Infosys established Infosys BPO Limited in April 2002, under the laws of India. As of March 31, 2014, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. As of March 31, 2014, Infosys Australia is under liquidation.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys Technologies (China) Co. Limited (Infosys China) in Shanghai, China, to expand our business operations in China.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Technologies S.de R.L.de C. V. (Infosys Mexico) to expand our business operations in Latin America.

Infosys Sweden. In March 2009, we incorporated a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our operations in Sweden.

Infosys Brasil. In August 2009, we incorporated a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda to expand our operations in South America.

Infosys Public Services. In October 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services Inc., to focus and expand our operations in the U.S. public services market.

Infosys Shanghai. In February 2011, we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited, in china.

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

Infosys Consulting India Limited. Infosys Consulting India Limited was a wholly owned subsidiary of Infosys Consulting Inc. until the termination of Infosys Consulting Inc., effective January 12, 2012. Pursuant to the transfer of assets and liabilities of Infosys Consulting Inc. to Infosys Limited, Infosys Consulting India Limited became a wholly owned subsidiary of Infosys Limited. On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited. The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allocated to the shareholders upon the scheme becoming effective.

Lodestone Holding AG. In October 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland.

Infosys Americas Inc. In June 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc.

Edgeverve Systems Limited. In February 2014, we incorporated a wholly owned subsidiary Edgeverve Systems Limited. Edgeverve is expected to focus on developing and selling products and platforms.

PROPERTY, PLANTS AND EQUIPMENT

Our principal campus, Infosys City is located at Electronics City, Bangalore, India. Infosys City consists of approximately 3.53 million square feet of land and 3.77 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 544,000 square feet in Electronics City which accommodate approximately 6,100 employees.

Our capital expenditure on property, plant and equipment for fiscal 2014, 2013 and 2012 was $451 million, $382 million and $301 million, respectively. As of March 31, 2014 we had contractual commitments for capital expenditure of $227 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 17 sales and marketing offices in the United States, 8 in Australia, 3 each in India, Canada, Switzerland and the UAE, 2 each in UK, the Netherlands, Czech Republic, Japan, Spain, Germany, Singapore, New Zealand and France and 1 each in Belgium, Denmark, Finland, Hong Kong, Ireland, Mauritius, Norway, Russia, South Africa, Italy, China, Slovakia, Poland, Malaysia, Philippines, South Korea, Taiwan and Sweden. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below. We have only listed our leased and owned properties that are in excess of 100,000 square feet.

Location	Building	Ownership	Land	Ownership
	Approx. Sq. ft.		Approx. Sq. ft.
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	–	23,958	Leased
Bangalore (Infosys City Main Campus), Karnataka	3,771,049	Owned	3,505,446	Owned
Bangalore (Infosys City-Phase 2), Karnataka	–	–	152,896	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	Leased	–	–
Bangalore Sarjapur & Billapur, Karnataka	–	–	13,222,907	Owned
Bangalore (Devanahalli), Karnataka	–	–	374,313	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	Leased	–	–
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	Leased	–	–
Bangalore (JP IT Park Building, Electronics City), Karnataka	170,724	Leased	–	–
Bangalore - Baghmane Tech Park, Karnataka	102,605	Leased	–	–
Bangalore - EC 53 Building (Electronics City Karnataka)	2,20,334	Owned	131,552	Owned
Bangalore - Opp to EC 53 Building (Electronics City Karnataka)	–	–	437,344	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	–	–	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,618,958	Owned	5,617,084	Leased
Chennai - BPO Offices	112,634	Leased	–	–
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	2,407,542	Owned	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	Owned	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,337,769	Owned	15,156,794	Leased
Mangalore (Kairangala Village), Karnataka	–	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	11,104,360	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	–	2,047,346	Leased
Pune (Hinjewadi), Maharashtra	589,647	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	4,892,835	Owned	4,965,005	Leased
Thiruvananthapuram, Attipura Village, (SEZ campus), Kerala	898,739	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, (SEZ campus), Kerala	–	–	2,171,039	Leased
Thiruvananthapuram (Technopark), Kerala	124,576	Leased	–	–
Jaipur (BPO - SEZ Campus, M-City), Rajasthan	374,139	Owned	–	–
Jaipur (Mahindra World City), Rajasthan	–	–	6,452,568	Leased
Nagpur- Dahegaon Village (SEZ campus)	–	–	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	–	–	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)		–	2,178,009	Leased
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	–	–	657,403	Leased
Shanghai, China	254,278	Leased	–	–
Hangzhou, China	186,746	Leased	–	–
Manila, Philippines	175,000	Leased	–	–
Lodz, Poland	163,530	Leased	–	–
Proposed Software Development Facilities
Hyderabad (Pocharam Village), Andhra Pradesh	643,331	Owned	–	–
Mangalore, Karnataka	917,667	Owned	–	–
Mysore (Hebbal Electronic City), Karnataka	418,210	Owned	–	–
Pune (Hinjewadi Phase II), Maharashtra	1,102,243	Owned	–	–
Jaipur SEZ, Rajasthan	404,106	Owned	–	–
Thiruvananthapuram (Technopark), Kerala	1,668,542	Owned	–	–
Bhubhaneshwar (SEZ)	575,462	Owned	–	–
Under Construction
Delhi (Unitech Building)	135,209	Owned	–	–
Building Opp. to Siemens, Electronics City Bangalore	386,580	Owned	90,170	Owned

(1)	The nature of the ownership is that of a land use right.

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have committed and expect to continue to commit in the future, a portion of our resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

Our research and development expenses for fiscal 2014, 2013 and 2012 were $147 million, $173 million and $140 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global services company that provides business consulting, technology, engineering and outsourcing services. In addition, we offer products, platforms and solutions to clients in different industries.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model also allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve efficiencies. Our sales, marketing and business development teams are organized to focus on specific geographies and business segments and this helps us customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services and insurance, manufacturing, energy, communications and services, retail, consumer packaged goods and logistics, resources and utilities, life sciences and healthcare and various other segments.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourcing service providers and are expected to continue to drive future growth for outsourcing services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation and faster delivery of technology solutions, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of skilled and English speaking IT professionals. Our proven Global Delivery Model, our comprehensive end - to - end solutions, our commitment to superior quality and process execution, our long standing client relationships, our ability to service clients across industries and our ability to scale make us one of the leading offshore service providers in India.

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

On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., were transferred to Infosys Limited.

On January 4, 2012, Infosys BPO acquired 100% of the voting interests in Portland Group Pty. Ltd., a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for cash consideration of $41 million. Portland Procurement Services Pty. Ltd., a wholly owned subsidiary of Portland Group Pty. Ltd. is currently under liquidation.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG, who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allocated to the shareholders upon the scheme becoming effective.

We incorporated wholly owned subsidiaries - Infosys Americas Inc., on June 25, 2013 and Edgeverve Systems Limited on February 14, 2014. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from our shareholders in the ensuing Annual General Meeting to be held on June 14, 2014.

At our Annual General Meeting held on June 15, 2013, our shareholders approved a final dividend of 27.00 per equity share (approximately $0.50 per equity share), which in the aggregate resulted in a cash outflow of $302 million, inclusive of corporate dividend tax.

On October 11, 2013, our Board of Directors approved payment of an interim dividend of 20.00 per equity share (approximately $0.32 per equity share). The dividend payment resulted in a cash outflow of $217 million, including a corporate dividend tax, and was paid to holders of our equity shares and ADSs in October 2013.

Effective fiscal 2014, the Board has decided to increase the dividend pay-out from up to 30% of post-tax profits to up to 40% of post-tax profits. Our Board of Directors, in its meeting on April 15, 2014, proposed a final dividend of 43.00 per equity share (approximately $0.72 per equity share). The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting to be held on June 14, 2014, and if approved, would result in a cash outflow of approximately $482 million, inclusive of corporate dividend tax.

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2010 to fiscal 2014:

 (Dollars in millions except share data)

	2014	2010	Compounded annual growth rate
Revenues	$8,249	$4,804	14.5%
Net profit	$1,751	$1,313	7.5%
Earnings per equity share (Basic)	$3.06	$2.30	7.4%
Earnings per equity share (Diluted)	$3.06	$2.30	7.4%
Number of employees at the end of the fiscal year	160,405	113,796	9.0%

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 238 new customers (gross) during fiscal 2014 as compared to 235 new customers (including 36 clients from Infosys Lodestone) during fiscal 2013 and 172 new customers during fiscal 2012. For fiscal 2014, 2013 and 2012, 97.7%, 97.8% and 97.8%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

Over the last fiscal year, the company has started the following key initiatives to achieve its aspirations of superior financial performance:

1.	Cost optimization: We are focusing on location optimisation, increasing offshore effort ratios, putting right people in the right jobs and eliminating unnecessary costs.
2.	Sales effectiveness:
We are focusing on winning large revenue yielding multi-year outsourcing projects. We are looking to reinvigorate our sales teams and enable them with better systems, training, processes and metrics. We are incentivizing our sales team for delivering growth at acceptable margins.
3.	Delivery effectiveness: We are developing intellectual property-based solutions to delink revenues from efforts and focusing on improving individual work productivity.

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We also generate revenue from software application products, including banking software. Such software products represented 3.6%, 4.0% and 4.6% of our total revenues for fiscal 2014, 2013 and 2012, respectively.

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

Cost of Sales

Cost of sales represented 64.2%, 62.7% and 58.9% of total revenues for fiscal 2014, 2013 and 2012, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, third party items bought for service delivery to clients, cost of technical subcontractors, deferred purchase price pertaining to acquisition, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Depreciation expense for fiscal 2014, 2013 and 2012 included under cost of sales was $214 million, $200 million and $192 million, respectively. Amortization expense for fiscal 2014, 2013 and 2012 included under cost of sales was $12 million, $7 million and $3 million, respectively.

We typically assume full project management responsibility for each project that we undertake. 74.8%, 75.2% and 75.0% of the total billed person-months during fiscal 2014, 2013 and 2012, respectively, were performed at our Global Development Centers in India (‘offshore’), and the balance of the work was performed at client sites and Development Centers located outside India (‘onsite’).The proportion of work performed at our facilities and at client sites varies from quarter-to-quarter. We charge higher rates and incur higher compensation and other expenses for work performed onsite. Services performed onsite typically generate higher revenues per-capita at a lower gross margin than the same services performed offshore. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter-to-quarter. We hire subcontractors on a limited basis from time to time for client requirements and we generally do not perform subcontracted work for other technology service providers. For fiscal 2014, 2013 and 2012, 6.1%, 5.8% and 3.9% respectively, of our cost of sales was attributable to cost of technical subcontractors.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause lower utilization of technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our training course for new employees. Our utilization rate for IT services professionals including trainees for the fiscal 2014, 2013 and 2012 were 72.3%, 67.0% and 66.9%, respectively. Similarly, our utilization rate for IT services professionals, excluding trainees, during fiscal 2014, 2013 and 2012, was 76.4%, 70.7% and 74.1%, respectively.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.2%, 5.0% and 5.2% of total revenues for fiscal 2014, 2013 and 2012, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation of sales and marketing personnel, travel, brand building, commission, rental for sales and marketing offices and telecommunications.

Administrative Expenses

Administrative expenses represented 6.6%, 6.5% and 7.1% of total revenues for fiscal 2014, 2013 and 2012, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation of senior management and other support personnel, travel, legal and other professional fees, telecommunications, office maintenance, power and fuel, insurance, other miscellaneous administrative costs and provisions for doubtful trade receivables. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. Other expenses for the year ended March 31, 2014 include a charge of $35 million (including legal costs) towards settlement agreement in visa related matters. Refer to Note 2.20 of Item 18 of this Annual Report.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, marked to market gains / (losses) on foreign exchange forward and option contracts and foreign currency exchange gains / (losses) on translation of other assets and liabilities.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO, controlled trusts and Edgeverve is the Indian rupee. The functional currencies for all other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate comparability. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC account with an authorized dealer in India, subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

We typically collect our earnings denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to obtain, and have obtained, approval from an authorized dealer, on behalf of the RBI, to maintain a foreign currency account in overseas countries.

Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be applied as a credit against our Indian tax liability, to the extent that the same income is subject to tax in India.

We have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (‘STP’) in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the tax incentives provided by the Government of India for STP units have expired, and all of our STP units are now taxable. SEZ units which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $273 million, $202 million and $202 million for fiscal 2014, 2013 and 2012, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for fiscal 2014, 2013 and 2012 was $0.48, $0.35 and $0.35 respectively. Refer to Note 2.16 of Item 18 of this Annual Report for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

Our effective tax rate for fiscal 2014, 2013 and 2012 was 27.6%, 26.3% and 28.8%, respectively. Effective tax rate is influenced by various factors including changes in the statutory tax rate, non-deductible expenses, exempt non-operating income, overseas taxes, revenue from SEZ units and other tax deductions.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act, 1961. In addition, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ units and SEZ developer units, which means that income in respect of which a deduction may be claimed under section 10AA or 80IAB of the Income Tax Act has to be included in book profits for computing MAT liability. Infosys Limited had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability has been fully set off against normal tax liabilities of the subsequent years. Consequently the deferred income tax asset pertaining to MAT credit is zero as of March 31, 2014 and March 31, 2013. Infosys BPO had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability is being carried forward and set off against future tax liabilities computed under normal tax provisions. A deferred income tax asset pertaining to MAT credit of $3 million and $7 million has been recognized on the balance sheet as of March 31, 2014 and March 31, 2013, respectively, which is being carried forward for a period of ten years from the year of recognition.

With the growth of our business in SEZ units, we may be required to compute our tax liability under MAT in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability.

We, as an Indian resident, are required to pay taxes in India on the entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Revenues	100.0%	100.0%	100.0%
Cost of sales	64.2%	62.7%	58.9%
Gross profit	35.8%	37.3%	41.1%
Operating expenses:
Selling and marketing expenses	5.2%	5.0%	5.2%
Administrative expenses	6.6%	6.5%	7.1%
Total operating expenses	11.8%	11.5%	12.3%
Operating profit	24.0%	25.8%	28.8%
Other income, net	5.3%	5.8%	5.7%
Profit before income taxes	29.3%	31.6%	34.5%
Income tax expense	8.1%	8.3%	9.9%
Net profit	21.2%	23.3%	24.6%

Results for Fiscal 2014 compared to Fiscal 2013

Revenues

The following table sets forth the growth in our revenues in fiscal 2014 from fiscal 2013:

 (Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Revenues	$8,249	$7,398	$851	11.5%

The increase in revenues was attributable to an increase in volumes from most of the segments and also as a result of the impact of full year consolidation of Infosys Lodestone in Fiscal 2014 as compared to five months in Fiscal 2013.

During fiscal 2014, we reorganized segments to strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to this internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments.

Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), Manufacturing (MFG), Energy & utilities, Communication and Services (ECS), Retail, Consumer packaged goods and Logistics (RCL), Life Sciences and Healthcare (LSH) and Growth Markets (GMU) sectors. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated. (Refer to Note 2.19, Segment reporting, of Item 18 of this Annual Report).

The following table sets forth our revenues by business segments for fiscal 2014 and fiscal 2013:

Business Segments	Percentage of Revenues
	Fiscal 2014	Fiscal 2013
Financial Services and Insurance (FSI)	29.3%	30.3%
Manufacturing (MFG)	21.6%	20.7%
Energy & utilities, Communication and Services (ECS)	15.8%	15.9%
Retail, Consumer packaged goods and Logistics (RCL)	16.7%	17.0%
Life Sciences and Healthcare (LSH)	6.8%	5.9%
Growth Markets (GMU)	9.8%	10.2%

There were significant currency movements during fiscal 2014, the U.S. dollar appreciated by 9.7% against the Australian dollar and depreciated by 1.3% and 4.7% against the United Kingdom Pound Sterling and Euro, respectively.

Had the average exchange rate between various currencies and the U.S. dollar remained constant, during fiscal 2014 in comparison to fiscal 2013, our revenues in constant currency terms for fiscal 2014 would have been higher by $67 million at $8,316 million as against our reported revenues of $8,249 million, resulting in a growth of 12.4% as against a reported growth of 11.5%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2014 and fiscal 2013 (refer to Note 2.19.1 under Item 18 of this Annual Report):

Business Segments	Fiscal 2014	Fiscal 2013
Financial services and insurance (FSI)	29.6%	31.1%
Manufacturing (MFG)	22.6%	25.5%
Energy & utilities, Communication and Services (ECS)	28.6%	27.4%
Retail, Consumer packaged goods and Logistics (RCL)	26.5%	30.0%
Life Sciences and Healthcare (LSH)	22.1%	27.2%
Growth Markets (GMU)	28.0%	28.0%

The segment profitability has primarily declined due to compensation increases given to offshore and onsite employees during the last 12 months, adverse cross currency movements and the impact of full year consolidation of Infosys Lodestone at lower margins. The segment profitability has also declined due to a charge of $35 million (including legal costs) towards a settlement agreement in visa related matters. Further, the decline in profitability for our MFG and LSH segments is also attributable to higher revenue mix from Infosys Lodestone. LSH profitability was additionally impacted on account of lower profitability in certain large projects. During fiscal 2013, contingency loss provisions were booked on certain large complex system integration projects for the ECS segment.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location for fiscal 2014 and fiscal 2013:

	Percentage of revenues
	Fiscal 2014	Fiscal 2013
Onsite	52.0%	51.0%
Offshore	48.0%	49.0%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2014 and fiscal 2013:

	Fiscal 2014	Fiscal 2013
Onsite	25.2%	24.8%
Offshore	74.8%	75.2%

Revenues from services represented 96.4% of total revenues for fiscal 2014 as compared to 96.0% for fiscal 2013. Sales of our software products represented 3.6% of our total revenues for fiscal 2014 as compared to 4.0% for fiscal 2013.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2014 and fiscal 2013:

	Percentage of total services revenues
	Fiscal 2014	Fiscal 2013
Fixed-price, fixed-timeframe contracts	40.8%	40.0%
Time-and-materials contracts	59.2%	60.0%

The following table sets forth the utilization rates of billable employees for IT services professionals:

	Fiscal 2014	Fiscal 2013
Including trainees	72.3%	67.0%
Excluding trainees	76.4%	70.7%

The following table sets forth our revenues by geographic segments for fiscal 2014 and fiscal 2013:

Geographic Segments	Percentage of revenues
	Fiscal 2014	Fiscal 2013
North America	60.7%	62.2%
Europe	24.4%	23.1%
India	2.6%	2.1%
Rest of the World	12.3%	12.6%

The increase in revenue in Europe is primarily on account of the impact of full year consolidation of Infosys Lodestone. A focus of our growth strategy is to expand our business to parts of the world outside North America to diversify our revenues.

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2014 and fiscal 2013 (refer to Note 2.19.2 under Item 18 of this Annual Report):

Geographic Segments	Fiscal 2014	Fiscal 2013
North America	26.0%	28.7%
Europe	25.4%	28.0%
India	27.3%	18.2%
Rest of the World	32.7%	31.2%

The segment profitability has declined in most of the geographical segments due to compensation increases given to offshore and onsite employees during the last 12 months. Further, the segment profitability for North America has also declined due to provision of $35 million pertaining to a settlement agreement in visa related matters. Refer to Note 2.20 under Item 18 of this Annual Report. The decrease in profitability in Europe is primarily on account of the impact of full year consolidation of Infosys Lodestone with lower margins. During fiscal 2013 contingency loss provisions were booked on certain large complex system integration projects for India geography.

During fiscal 2014, the total billed person-months for our services other than business process management grew by 10.5% compared to fiscal 2013. The onsite and offshore billed person-months for our services other than business process management grew by 11.0% and 10.3%, respectively during fiscal 2014. During fiscal 2014, there was a 0.4% decrease in offshore revenue productivity, and a 2.1% increase in the onsite revenue productivity when compared to fiscal 2013. On a blended basis, the revenue productivity increased by 1.2% during fiscal 2014 when compared to fiscal 2013.

Cost of sales

The following table sets forth our cost of sales for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Cost of sales	$5,292	$4,637	$655	14.1%
As a percentage of revenues	64.2%	62.7%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	$4,222	$3,697	$525
Deferred purchase price pertaining to acquisition (Refer to Note 2.3 under Item 18 of this Annual Report)	31	10	21
Depreciation and amortization	226	207	19
Travelling costs	225	217	8
Cost of technical sub-contractors	322	268	54
Cost of Software packages for own use	128	115	13
Third party items bought for service delivery to clients	32	27	5
Operating lease payments	35	28	7
Communication costs	26	23	3
Repairs and maintenance	18	15	3
Consumables	5	5	–
Provision for post-sales client support	8	15	(7)
Other expenses	14	10	4
Total	$5,292	$4,637	$655

The increase in cost of sales during fiscal 2014 from fiscal 2013 was attributable primarily to an increase in our employee benefit costs, depreciation, cost of technical sub-contractors and cost of software packages for own use. The increase in employee benefit costs during fiscal 2014 from fiscal 2013 was primarily due to compensation increases given to employees during the last 12 months, the impact of full year consolidation of Infosys Lodestone and an increase in the number of employees. The increase in depreciation is on account of higher depreciable asset base in fiscal 2014 as compared to fiscal 2013.The increase in cost of technical sub-contractors was due to increased engagement to meet certain skill requirements in large projects. The increase in cost of software packages for own use was due to increase in software bought for internal use.

Gross profit

The following table sets forth our gross profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Gross profit	$2,957	$2,761	$196	7.1%
As a percentage of revenues	35.8%	37.3%

The decrease in gross profit as a percentage of revenue during fiscal 2014 from fiscal 2013 was attributable to an increase in cost of sales as a percentage of revenue, during the same period.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Selling and marketing expenses	$431	$373	$58	15.5%
As a percentage of revenues	5.2%	5.0%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	$356	$294	$62
Travelling costs	32	33	(1)
Branding and marketing	22	25	(3)
Operating lease payments	7	6	1
Commission	6	6	–
Consultancy and professional charges	3	4	(1)
Communication costs	4	4	–
Other expenses	1	1	–
Total	$431	$373	$58

The increase in selling and marketing expenses during fiscal 2014 from fiscal 2013 was attributable primarily to an increase in employee benefit costs on account of compensation increases given to sales and marketing personnel during the last 12 months.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Administrative expenses	$547	$479	$68	14.2%
As a percentage of revenues	6.6%	6.5%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	$168	$148	$20
Consultancy and professional charges	80	89	(9)
Repairs and maintenance	77	73	4
Power and fuel	36	39	(3)
Communication costs	42	39	3
Travelling costs	23	28	(5)
Rates and taxes	17	15	2
Operating lease payments	11	11	–
Insurance charges	9	8	1
Postage and courier	6	3	3
Printing and stationery	3	2	1
Provisions for doubtful trade receivables	23	7	16
Consumables	–	1	(1)
Donations	2	2	–
Other expenses	50	14	36
Total	$547	$479	$68

The increase in administrative expenses for fiscal 2014 compared to fiscal 2013 was primarily due to to an increase in employee benefit costs, provision for doubtful trade receivables and other expenses, partially offset by a decrease in consultancy and professional charges. The increase in employee benefit costs during fiscal 2014 from fiscal 2013 was due to compensation increases given to employees during the last 12 months. The increase in provision for doubtful trade receivables was based on the management’s estimation on the collectability of the receivables. Other expenses for fiscal 2014 include a charge of $35 million (including legal costs) towards a settlement agreement in visa related matters. Refer to Note 2.20 under Item 18 of this Annual Report.

Operating profit

The following table sets forth our operating profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Operating profit	$1,979	$1,909	$70	3.7%
As a percentage of revenues	24.0%	25.8%

The decrease in operating profit as a percentage of revenues for fiscal 2014 from fiscal 2013 was attributable to a decline of 1.5% in gross profit as a percentage of revenue, a 0.2% increase in selling and marketing expenses as a percentage of revenue and a 0.1% increase in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Other income, net	$440	$433	$7	1.6%

Other income for fiscal 2014 primarily includes interest income on deposits and certificates of deposit of $356 million, income from available-for-sale financial assets of $37 million, foreign exchange gain of $78 million on translation of other assets and liabilities, partially offset by a foreign exchange loss of $40 million on forward and options contracts.

Other income for fiscal 2013 primarily includes interest income on deposits and certificates of deposit of $329 million, income from available-for-sale financial assets of $42 million, foreign exchange gain of $33 million on translation of other assets and liabilities, and a foreign exchange gain of $15 million on forward and options contracts.

The increase in interest income, including income from available-for-sale financial assets, for fiscal 2014 over fiscal 2013 is primarily on account of an increase in investible surplus.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for fiscal 2014 and fiscal 2013 were denominated:

Currency	Percentage of Revenues
	Fiscal 2014	Fiscal 2013
U.S. dollar	68.8%	70.6%
United Kingdom Pound Sterling	5.9%	6.4%
Euro	10.3%	8.8%
Australian dollar	7.9%	8.3%
Others	7.1%	5.9%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2014 and fiscal 2013:

	Fiscal 2014 ()	Fiscal 2013 ()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	60.75	54.54	(11.4)%
United Kingdom Pound Sterling	97.00	86.14	(12.6)%
Euro	81.77	70.34	(16.2)%
Australian dollar	56.28	56.24	(0.1)%

	Fiscal 2014()	Fiscal 2013()
Exchange rate at the beginning of the period: (a)
U.S. dollar	54.29	50.88
United Kingdom Pound Sterling	82.23	81.46
Euro	69.50	67.87
Australian dollar	56.63	52.91
Exchange rate at the end of the period: (b)
U.S. dollar	59.92	54.29
United Kingdom Pound Sterling	99.77	82.23
Euro	82.69	69.50
Australian dollar	55.30	56.63
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(10.4)%	(6.7)%
United Kingdom Pound Sterling	(21.3)%	(0.9)%
Euro	(19.0)%	(2.4)%
Australian dollar	2.3%	(7.0)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2014 and fiscal 2013:

	Fiscal 2014 ($)	Fiscal 2013 ($)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.60	1.58	(1.3)%
Euro	1.35	1.29	(4.7)%
Australian dollar	0.93	1.03	9.7%

	Fiscal 2014 ($)	Fiscal 2013 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.51	1.60
Euro	1.28	1.33
Australian dollars	1.04	1.04
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.67	1.51
Euro	1.38	1.28
Australian dollar	0.92	1.04
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	(10.6)%	5.6%
Euro	(7.8)%	3.8%
Australian dollar	11.5%	–

For fiscal 2014 and fiscal 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.48% and 0.40%, respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a loss of $40 million and gain of $15 million for fiscal 2014 and fiscal 2013, respectively, on account of foreign exchange forward and option contracts, which are included in foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in statement of comprehensive income immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2014 and fiscal 2013:

 (Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Income tax expense	$668	$617	$51	8.3%
Effective tax rate	27.6%	26.3%

Our effective tax rate for fiscal 2014 was 27.6% compared to 26.3% for fiscal 2013. The increase in the effective tax rate to 27.6% for fiscal 2014 was mainly due to the increase in the statutory tax rate from 32.45% to 33.99% in India, an increase in non-deductible expenses, a decrease in exempt non-operating income and an increase in overseas taxes, partially offset by an increase in revenue from SEZ. (Refer to Note 2.16 under Item 18 of this Annual Report for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Net profit

The following table sets forth our net profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Net profit	$1,751	$1,725	$26	1.5%
As a percentage of revenues	21.2%	23.3%

The decrease in net profit as a percentage of revenues for fiscal 2014 as compared to fiscal 2013 was primarily attributable to a 1.8% decrease in operating profit as a percentage of revenues.

Results for Fiscal 2013 compared to Fiscal 2012

During fiscal 2014, we reorganized segments to strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to this internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments.

Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), Manufacturing (MFG), Energy & utilities, Communication and Services (ECS), Retail, Consumer packaged goods and Logistics (RCL), Life Sciences and Healthcare (LSH) and Growth Markets (GMU) sectors. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated. (Refer to Note 2.19 Segment reporting of Item 18 of this Annual Report).

Revenues

The following table sets forth the growth in our revenues in fiscal 2013 from fiscal 2012:

 (Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Revenues	$7,398	$6,994	$404	5.8%

Revenues increased across most of the segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing (MFG), retail, consumer packaged goods and logistics (RCL), life sciences and healthcare (LSH) and growth markets (GMU) and also as a result of the addition of clients from the Infosys Lodestone acquisition.

The following table sets forth our revenues by business segments for fiscal 2013 and fiscal 2012:

Business Segments	Percentage of Revenues
	Fiscal 2013	Fiscal 2012
Financial services and insurance (FSI)	30.3%	31.9%
Manufacturing (MFG)	20.7%	19.3%
Energy & Utilities, Communication and services (ECS)	15.9%	17.2%
Retail, Consumer packaged goods and Logistics (RCL)	17.0%	16.5%
Life Sciences and Healthcare (LSH)	5.9%	5.6%
Growth Markets (GMU)	10.2%	9.5%

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

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2013 and fiscal 2012 (refer to Note 2.19.1 under Item 18 of this Annual Report):

Business Segments	Fiscal 2013	Fiscal 2012
Financial services and insurance (FSI)	31.1%	33.0%
Manufacturing (MFG)	25.5%	29.6%
Energy &Utilities, Communication and services (ECS)	27.4%	31.1%
Retail, Consumer packaged goods and Logistics (RCL)	30.0%	32.5%
Life Sciences and Healthcare (LSH)	27.2%	29.0%
Growth Markets (GMU)	28.0%	32.0%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our Development Centres outside India, as part of software projects, while offshore revenues are for services which are performed at our software Development Centers located in India. The table below sets forth the percentage of our revenues by location for fiscal 2013 and fiscal 2012:

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

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2013 and fiscal 2012:

	Percentage of total services revenues
	Fiscal 2013	Fiscal 2012
Fixed-price, fixed-timeframe contracts	40.0%	39.3%
Time-and-materials contracts	60.0%	60.7%

The following table sets forth the utilization rates of billable employees for IT services professionals:

	Fiscal 2013	Fiscal 2012
Including trainees	67.0%	66.9%
Excluding trainees	70.7%	74.1%

The following table sets forth our revenues by geographic segments for fiscal 2013 and fiscal 2012:

	Percentage of revenues
Geographic Segments	Fiscal 2013	Fiscal 2012
North America	62.2%	63.9%
Europe	23.1%	21.9%
India	2.1%	2.2%
Rest of the World	12.6%	12.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would enable us to diversify our revenues.

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2013 and fiscal 2012 (refer to Note 2.19.2 under Item 18 of this Annual Report):

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

During fiscal 2013, the total billed person-months for our services other than business process management grew by 8.8% compared to fiscal 2012. The onsite and offshore billed person-months growth for our services other than business process management were 9.2% and 8.6%, respectively during fiscal 2013 compared to fiscal 2012. During fiscal 2013, there was a 4.8% decrease in offshore revenue productivity, and a 1.6% decrease in the onsite revenue productivity when compared to fiscal 2012. On a blended basis, the revenue productivity decreased by 3.0% during fiscal 2013 when compared to fiscal 2012.

Cost of sales

The following table sets forth our cost of sales for fiscal 2013 and fiscal 2012:

(Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Cost of sales	$4,637	$4,118	$519	12.6%
As a percentage of revenues	62.7%	58.9%

(Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change
Employee benefit costs	$3,697	$3,377	$320
Deferred purchase price pertaining to acquisition (Refer to Note 2.3 under Item 18 of this Annual Report)	10	–	10
Depreciation and amortization	207	195	12
Travelling costs	217	164	53
Cost of technical sub-contractors	268	160	108
Cost of Software packages for own use	115	101	14
Third party items bought for service delivery to clients	27	34	(7)
Operating lease payments	28	26	2
Communication costs	23	19	4
Repairs and maintenance	15	13	2
Consumables	5	–	5
Provision for post-sales client support	15	13	2
Other expense	10	16	(6)
Total	$4,637	$4,118	$519

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

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2013 and fiscal 2012:

(Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Administrative expenses	$479	$497	$(18)	(3.6)%
As a percentage of revenues	6.5%	7.1%

(Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change
Employee benefit costs	$148	$155	$(7)
Consultancy and professional charges	89	94	(5)
Repairs and maintenance	73	76	(3)
Power and fuel	39	38	1
Communication costs	39	34	5
Travelling costs	28	32	(4)
Rates and taxes	15	13	2
Operating lease payments	11	9	2
Insurance charges	8	8	–
Postage and courier	3	3	–
Printing and stationery	2	3	(1)
Provisions for doubtful trade receivables	7	14	(7)
Consumables	1	–	1
Donations	2	–	2
Other expenses	14	18	(4)
Total	$479	$497	$(18)

The decrease in administrative expenses for fiscal 2013 compared to fiscal 2012 was primarily due to a decrease in employee benefit costs, consultancy and professional charges and provisions for doubtful trade receivables, partially offset by increase in communication costs. The decrease in provision for doubtful trade receivables was based on the management’s estimation on the collectability of the receivables.

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

Other income for fiscal 2013 primarily includes interest income on deposits and certificates of deposit of $329 million, foreign exchange gain of $33 million on translation of other assets and liabilities, income from available-for-sale financial assets of $42 million and a foreign exchange gain of $15 million on forward and options contracts. Other income for fiscal 2012 primarily includes interest income on deposits and certificates of deposit of $374 million, foreign exchange gain of $70 million on translation of other assets and liabilities, and income from available-for-sale financial assets of $6 million partially offset by a foreign exchange loss of $57 million on forward and options contracts.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

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

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2013 and fiscal 2012:

	Fiscal 2013()	Fiscal 2012()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	54.54	48.10	(13.4)%
United Kingdom Pound Sterling	86.14	76.79	(12.2)%
Euro	70.34	66.28	(6.1)%
Australian dollar	56.24	50.33	(11.7)%

	Fiscal 2013()	Fiscal 2012()
Exchange rate at the beginning of the period: (a)
U.S. dollar	50.88	44.60
United Kingdom Pound Sterling	81.46	71.80
Euro	67.87	63.38
Australian dollar	52.91	46.11
Exchange rate at the end of the period: (b)
U.S. dollar	54.29	50.88
United Kingdom Pound Sterling	82.23	81.46
Euro	69.50	67.87
Australian dollar	56.63	52.91
Appreciation / (Depreciation) of the rupee against the relevant currency during the period: ((b) / (a) - as a percentage)
U.S. dollar	(6.7)%	(14.1)%
United Kingdom Pound Sterling	(0.9)%	(13.5)%
Euro	(2.4)%	(7.1)%
Australian dollar	(7.0)%	(14.7)%

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
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.60	1.61
Euro	1.33	1.42
Australian dollar	1.04	1.03
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.51	1.60
Euro	1.28	1.33
Australian dollar	1.04	1.04
Appreciation / (Depreciation) of U.S. dollar against the relevant currency ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	5.6%	0.6%
Euro	3.8%	6.3%
Australian dollar	–	(1.0)%

For fiscal 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.40%. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $15 million and a loss of $57 million for fiscal 2013 and fiscal 2012, respectively, on account of foreign exchange forward and option contracts, which are included in foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for fiscal 2013 and fiscal 2012:

(Dollars in millions)

	Fiscal 2013	Fiscal 2012	Change	Percentage Change
Income tax expense	$617	$694	$(77)	(11.1)%
Effective tax rate	26.3%	28.8%

The decrease in the effective tax rate to 26.3% for fiscal 2013 was mainly due to reduction in taxes on dividend received from subsidiary, deduction on eligible research and development expense based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys Labs, reduction in branch profit tax expense and increase in exempt non-operating income. The weighted tax deduction on research and development expense is equal to 200% of such expenditures incurred during fiscal 2013. (Refer to Note 2.16 of Item 18 of this Annual Report for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

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

Sensitivity analysis for significant defined benefit plans for Fiscal 2014 over Fiscal 2013

In accordance with the Payment of Gratuity Act, 1972, we provide for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

The company has adopted Revised IAS 19 with effect from April 1, 2013. The impact on account of the revision in accounting policy is a reduction in retained earnings by $6 million and an increase in other comprehensive income by $9 million. The reduction in retained earnings by $6 million includes a write back of unamortized negative past service cost of $3 million. Refer to Note 2.11.1 under Item 18 of this Annual Report on Form 20-F.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2014 and March 31, 2013:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Benefit obligations at the end	$118	$120
Fair value of plan assets at the end	$120	$126
Funded status	$2	$6

Refer to Note 2.11.1 under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States. Our growth in recent years has been financed largely by cash generated from operations.

As of March 31, 2014, 2013 and 2012, we had $5,656 million, $5,347 million and $5,008 million in working capital, respectively. The working capital as of March 31, 2014, includes $4,331 million in cash and cash equivalents, $367 million in available-for-sale financial assets and $143 million in investments in certificates of deposit. The working capital as of March 31, 2013, includes $4,021 million in cash and cash equivalents and $320 million in available-for-sale financial assets. The working capital as of March 31, 2012, includes $4,047 million in cash and cash equivalents, $6 million in available-for-sale financial assets and $68 million in investments in certificates of deposit. Available-for-sale financial assets include investments in mutual fund units. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $53 million, $56 million and $52 million as of March 31, 2014, 2013 and 2012, respectively. These restrictions are primarily on account of unclaimed dividends, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. Our investments in available for sale financial assets comprising mutual fund units, quoted debt securities and certificate of deposits are also high credit-rated by domestic agencies.

In summary, our cash flows were:

 (Dollars in millions)

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Net cash provided by operating activities	$2,003	$1,738	$1,681
Net cash provided / (used) in investing activities	($823)	($927)	($429)
Net cash (used) in financing activities	($519)	($583)	($500)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred purchase price, deferred taxes and income taxes, income on investment and changes in working capital.

Trade receivables increased by $209 million, $181 million and $247 million during fiscal 2014, 2013 and 2012, respectively. Trade receivables as a percentage of last 12 months revenues were 16.9%, 17.6% and 16.5% as of March 31, 2014, 2013 and 2012, respectively. Days sales outstanding on the basis of last 12 months revenues were 62 days, 64 days and 60 days as of March 31, 2014, 2013 and 2012, respectively.

Prepayments and other assets have increased primarily on account of increase in deposits with corporations to settle certain employee- related obligation as and when they arise and increase in withholding taxes primarily consisting of input tax credits.

Increase in other liabilities and provisions is primarily on account of increase in accrued expenses to employees towards salaries and bonuses; increase in withholding taxes; increase in employee benefit obligations due to compensation increase, changes in compensation structure and increase in leave balances as well as increase in provisions for post sales client support.

There was an increase in income taxes paid during fiscal 2014 by $35 million, as compared to a decrease of $53 million in fiscal 2013 and an increase of $29 million in fiscal 2012.

We expect to contribute $18 million to our gratuity trusts during fiscal 2015 (refer to note 2.11.1 under Item 18 of this Annual Report on Form 20-F). We believe that our current working capital is sufficient to meet our gratuity obligations.

Net cash used in investing activities relating to our business acquisitions for fiscal 2014, 2013 and 2012 was Nil, $213 million and $41 million, respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2014, 2013 and 2012 was $451 million, $382 million and $301 million, respectively for our software Development Centers. During fiscal 2014, we invested $3,731 million in liquid mutual funds, $154 million in quoted debt securities, $37 million in deposits with corporations, $24 million in fixed maturity plan securities, $210 million in certificates of deposit and redeemed liquid mutual funds of $3,681 million and $74 million of certificates of deposit. During fiscal 2013, we invested $4,029 million in liquid mutual fund units, $45 million in deposits with corporations, $69 million in quoted debt securities and redeemed liquid mutual funds of $3,716 million and $67 million of certificates of deposit. During fiscal 2012, we invested $1,247 million in liquid mutual funds, $75 million in certificates of deposit and $23 million in deposits with corporations and redeemed liquid mutual funds of $1,245 million and $31 million of certificates of deposit. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On January 4, 2012, Infosys BPO acquired 100% of the voting interests in Portland Group Pty. Ltd., a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for cash consideration of $41 million. The entire amount was paid by March 31, 2012.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans and advances aggregating $41 million, $41 million and $33 million were outstanding as of March 31, 2014, 2013 and 2012, respectively.

The timing of required repayments / recovery of employee loans and advances outstanding as of March 31, 2014 are as detailed below:

(Dollars in millions)

12 months ending March 31,	Repayment
2015	$35
2016	6
$41

Net cash used in financing activities for fiscal 2014 was $519 million, which comprised dividend payments of $519 million, including dividend tax. Net cash used in financing activities for fiscal 2013 was $583 million, which was comprised primarily of dividend payments of $568 million, including dividend tax. Net cash used in financing activities for fiscal 2012 was $500 million, which was comprised primarily of dividend payments of $501 million, including dividend tax, partially offset by $1 million of proceeds received from the issuance of 78,442 equity shares on exercise of share options by employees.

The Board of Directors, in their meeting on April 15, 2014, proposed a final dividend of 43.00 per equity share (approximately $0.72 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014, and if approved, would result in a cash outflow of approximately $482 million, inclusive of corporate dividend tax. Our earlier policy was to pay a dividend of up to 30% of post-tax profits. The Board has decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal 2014.

As of March 31, 2014, we had contractual commitments for capital expenditure of $227 million, as compared to $312 million and $205 million of contractual commitments as of March 31, 2013 and 2012, respectively. These commitments include $129 million in commitments for domestic purchases as of March 31, 2014, as compared to $192 million and $164 million as of March 31, 2013 and 2012, respectively, and $98 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2014, as compared to $120 million and $41 million as of March 31, 2013 and 2012, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2014 to be significantly completed in fiscal 2015.

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

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency trade receivables.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2014 and March 31, 2013.

We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business, rental deposits and security deposits with service providers. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 18 of this Annual Report). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2014 and March 31, 2013.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.	Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2014 and March 31, 2013.

4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2014 and March 31, 2013.
5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

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

Components of Market Risk

(1) Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2014, 2013 and 2012, U.S. dollar denominated revenues represented 68.8%, 70.6% and 71.7% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.9%, 6.4% and 6.8% of total revenues, revenues denominated in the Euro represented 10.3%, 8.8% and 7.7% of total revenues while revenues denominated in the Australian dollar represented 7.9%, 8.3% and 7.6% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

As  of March 31, 2014, we had outstanding forward contracts of $751 million, Euro 64 million, United Kingdom Pound Sterling 77 million and Australian dollar 75 million and option contracts of $20 million. As of March 31, 2013, we had outstanding forward contracts of $851 million, Euro 62 million, United Kingdom Pound Sterling 65 million and Australian dollar 70 million. As of March 31, 2012, we had outstanding forward contracts of $729 million, Euro 51 million, United Kingdom Pound Sterling 35 million and Australian dollar 24 million and option contracts of $50 million. The forward contracts typically mature within one to 12 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

(2) Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for companies to adopt IFRS 9 has not yet been determined. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities:

In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

–	an entity currently has a legally enforceable right to set-off if that right is
	–	not contingent on a future event; and
	–	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
–	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
	–	eliminate or result in insignificant credit and liquidity risk; and
	–	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of IAS 32 amendments and these requirements are not expected to have a material impact on the consolidated financial statements.

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

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid / recovered for uncertain tax positions.

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2014.

(Dollars in millions)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$185	$43	$55	$39	$48
Purchase obligations	364	333	28	3	–
Other long-term liabilities	59	–	59	–	–
Unrecognized tax benefits	356	–	–	–	–
Post retirement benefits obligations	250	21	42	46	141
Total	$1,214	$397	$184	$88	$189

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

Other long-term liabilities comprises of liability towards acquisition of business on an undiscounted basis and incentive accruals.

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in various tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post-retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Narayana Murthy (1)	68	Executive Chairman of the Board
S. Gopalakrishnan	59	Executive Vice Chairman of the Board
S. D. Shibulal (12)	59	Chief Executive Officer and Managing Director
Srinath Batni	59	Whole-time Director
B. G. Srinivas	53	Whole-time Director and President
U. B. Pravin Rao (2)	53	Whole-time Director and President
Rajiv Bansal	41	Chief Financial Officer
Parvatheesam K. (3)	38	Chief Risk and Compliance Officer and Company Secretary
Srikantan Moorthy	51	Group Head - Human Resource Development
Kiran Mazumdar-Shaw (4)(8)(10)(12)	61	Independent Director
Carol M. Browner (5)	59	Independent Director
Ann M. Fudge (6)	63	Independent Director
K. V. Kamath (7)(8)(9)(12)	66	Lead Independent Director
Ravi Venkatesan (10)(11)	51	Independent Director
Omkar Goswami (9)(10)(11)	57	Independent Director
Jeffrey Sean Lehman (7)(9)(11)	57	Independent Director
R. Seshasayee (7)(8)(10)(12)	65	Independent Director

(1)	Appointed as the Member of the Board with effect from June 1, 2013
(2)	Appointed as the Member of the Board with effect from January 10, 2014
(3)	Appointed as the Executive Officer with effect from April 1, 2014
(4)	Appointed as the Member of the Board with effect from January 10, 2014
(5)	Appointed as the Member of the Board with effect from April 29, 2014
(6)	Will cease to be a Member of the Board effective June 14, 2014
(7)	Member of the Audit Committee
(8)	Member of the Nominations and Governance Committee
(9)	Member of the Management Development and Compensation Committee
(10)	Member of the Risk Management Committee
(11)	Member of the Stakeholder Relationship Committee
(12)	Member of the Corporate Social Responsibility Committee

Narayana Murthy is the Executive Chairman of Infosys. He founded Infosys in 1981, served as the CEO and Chairman during 1981 – 2002, Chairman and Chief Mentor during 2002 – 2011 and as the Chairman Emeritus during August 2011 – May 2013. Under his leadership, Infosys was listed on NASDAQ in 1999. Mr. Murthy articulated, designed, and implemented the Global Delivery Model, which has become the foundation for the delivery of IT outsourcing services from India. He has led key corporate governance initiatives in India. He is an IT advisor to several Asian countries. He serves on the Board of Directors of the Ford Foundation, Rhodes Trust and the UN Foundation. He has served as a member of the boards of directors of the Hong Kong and Shanghai Banking Corporation, Unilever NV and Unilever PLC. He has served on the governing boards of Cornell University, the Wharton School at the University of Pennsylvania and the Graduate School of Business at Stanford University. He has also served as the Chairman of the Indian Institute of Management, Ahmedabad. Mr. Murthy holds a Bachelor’s degree in electrical engineering from the University of Mysore and a Master’s degree in technology from the Indian Institute of Technology, Kanpur.

S. Gopalakrishnan (Kris) is Co-Founder, Member of the Board of Directors, and Executive Vice Chairman. Prior to becoming Executive Vice Chairman, Kris served as Director (Technical) and his initial responsibilities included the management of design, development, implementation and support of information systems for clients in the consumer products industry in the U.S. Between 1987 and 1994, Kris served as the Vice President for Technical Operations of KSA / Infosys, a joint venture between Infosys and KSA located in Atlanta, U.S. In 1994, he returned to India and was appointed Deputy Managing Director of Infosys. Before becoming the CEO and Managing Director in July 2007, Kris served as the company's Chief Operating Officer, President, and Joint Managing Director, responsible for customer services, technology, investments and acquisitions. Kris served as the company’s Executive Co-Chairman between August 2011 and May 2013. He was re-designated as the Executive Vice Chairman of the Company effective June 1, 2013. Kris also holds additional responsibility for Infosys BPO and Finacle operations. He is a Trustee of the Infosys Science Foundation, a not-for-profit trust, set up by Infosys and some members of its Board of Directors, to spread the culture of research mainly through the Infosys Prize, an annual award across six scientific categories. He has also represented Infosys and the country in international forums such as: The Indo-US CEO Council; President’s Council of New York Academy of Sciences; and the UNESCO High-Level Panel on Women’s Empowerment and Gender Equality. Kris was also the Chairman of The Business Action for Sustainable Development 2012 (BASD), a coalition of international business groups committed to sustainable development. In April 2012, Kris was appointed as a member of the reconstituted United Nations Global Compact Board for three years. He is also a member of the China Europe International Business School (CEIBS) International Advisory Board and Fudan University School of Management International Advisory Board. Kris serves on the Board of Governors at the Indian Institute of Management, Bangalore (IIM-B), and Indian Institute of Technology, Madras (IIT-M). He is also the Chairman of International Institute of Information Technology, Bangalore (IIIT-B) and a member of ACM, IEEE, and IEEE Computer Society. He was the immediate past President of the Confederation of Indian Industry (CII) National Council. Kris holds Master's degrees in physics and computer science from the Indian Institute of Technology, Madras.

S. D. Shibulal (Shibu) is Co-Founder, Member of the Board of Directors, Chief Executive Officer and Managing Director of Infosys and a member of our Corporate Social Responsibility (“CSR”) Committee. Prior to becoming Chief Executive Officer and Managing Director, Shibu served as Chief Operating Officer between June 2007 and August 2011. Shibu has also held other senior leadership roles including Head of Worldwide Sales and Customer Delivery, Head of Infosys Manufacturing and Distribution, and Internet Consulting Practice. As a Co-Founder of the company, he was instrumental in the development of the Infosys Global Delivery Model. He is a Trustee of the Infosys Science Foundation. Shibu is a member of the World Economic Forum’s Global Agenda Council on Emerging Multinationals and the Co-chair of the Confederation of Indian Industries (CII) National Committee on IT, ITES and e-commerce. He is a member of the Board of Trustees and the Metropolitan College Dean’s Advisory Board of Boston University. He is also a member of the Seoul International Business Advisory Council (SIBAC). Shibu is also the Chairman of Information & Communication Technology Academy of Kerala. Shibu holds a Master’s degree in computer science from Boston University, U.S., and a Master’s degree in physics from the University of Kerala, India.

Srinath Batni is responsible for Delivery Excellence in the company. Since joining Infosys in June 1992, he has held various positions from project management to heading a business unit. He is a Director on the Board of Infosys Technologies (China) Co. Limited, and Infosys Technologies (Shanghai) Company Limited. Srinath is the President of the Board of Trustees (2013) of the Infosys Science Foundation. He is a member of the Executive Council, NASSCOM since 2005. He is also a member of Infosys Foundation Trust and Infosys Employees Welfare Trust. Prior to joining Infosys, Srinath was a Project Manager – Technical Support for a French subsidiary in India since 1990. He was responsible for implementing production and materials management systems at one of the leading public sector heavy engineering and manufacturing units for almost a decade since 1977. Srinath has a Bachelor’s degree in mechanical engineering from Mysore University, India, and a Master’s degree in mechanical engineering from the Indian Institute of Science, Bangalore, India.

U. B. Pravin Rao is responsible for driving growth and differentiation across a portfolio that includes Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources and Utilities, Cloud and Mobility, Quality and Productivity, Services, Growth Markets, and Infosys Labs. In addition, he is responsible for Global Delivery and Service Innovation. Pravin is also Director of the Infosys Leadership Institute (ILI) globally. ILI is responsible for the selection, development, research, and succession of senior and high-potential leaders. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a Bachelor’s degree in electrical engineering from Bangalore University, India.

B. G. Srinivas (B.G.) heads a portfolio that includes Financial Services, Insurance, Manufacturing, Engineering Services, Energy and Communications, Infosys Public Services, Strategic Global Sourcing, and Marketing & Alliances. Joining Infosys in 1999, B.G. was pivotal in setting up the Enterprise Solutions unit, pioneering the Global Delivery Model for high value-added services like consulting-led package implementation. In 2011, B.G. was appointed Global Head of Financial Services and Insurance business. He is a frequent speaker at academic institutions such as the London Business School, INSEAD and Saïd Business School, Oxford. Prior to joining Infosys, B.G. spent 14 years at ABB, where he held several leadership positions. B.G. holds a Bachelor’s degree in mechanical engineering from Bangalore University, India and has participated in executive programs at the Wharton School at the University of Pennsylvania and Indian Institute of Management Ahmedabad (IIM-A), India.

Rajiv Bansal is the Chief Financial Officer of Infosys. His areas of responsibility include Corporate Finance, Business Finance, Risk, Operations Planning and Assurance, International Taxation, and Mergers and Acquisitions for the whole group. He is also the Chairperson of Infosys Lodestone. Rajiv has over 18 years of experience and joined Infosys as Manager of Finance in 1999. Prior to becoming the CFO, Rajiv was Vice President and Head of Finance. As the Head of Finance, his key priorities included supporting the company’s growth, managing critical finance functions and adhering to regulatory and compliance requirements. Before joining Infosys, Rajiv worked in different capacities at Tata Technologies, Cable & Wireless and ABB. Rajiv is a Chartered Accountant and Cost Accountant by profession. He holds a Bachelor’s degree in commerce from Calcutta University, India.

Parvatheesam K. is the Chief Risk and Compliance Officer and Company Secretary. As the Chief Risk Officer, Parvatheesam heads the Enterprise Risk Management Function to identify, prioritize, measure, monitor, act and report top risks facing the corporation so that the business objectives of the corporation are met. As the Chief Compliance Officer, Parvatheesam is primarily responsible for overseeing and managing the Company’s regulatory compliance. As the Company Secretary, he is responsible for managing Board procedures and ensuring that the Board is ably equipped with resources to discharge its fiduciary duties and corporate governance practices. He is the focal point for communication with the regulatory authorities, the Board, senior management and shareholders. Parvatheesam is a member of the Institute of Company Secretaries of India. He holds a Bachelor of Commerce (Honors) degree from Sri Sathya Sai Institute of Higher Learning, a Bachelor of Law degree from Bangalore University, a Master of Business Laws degree from the National Law School of India University and a Master of Business Administration degree from the Massachusetts Institute of Technology, U.S.

Srikantan Moorthy (Tan) is the Senior Vice President and Group Head of Human Resource Development (HRD) at Infosys. Prior to taking up this role in April 2013, Tan was the Group Head of Education & Research (E&R) at Infosys, where his primary responsibility was talent development through competency building. Before taking up business enablement roles, Tan was heading service delivery for the telecommunication business at Infosys. Tan has worked in several facets of the business encompassing both strategy and operations during his career in the professional services industry. Tan is an active representative of Infosys in several professional bodies, including the Professional Development Committee of ACM (Association for Computing Machinery), NASSCOM (National Association of Software and Services in India) Education Council and IFEES (International Federation of Engineering Education Societies). In July 2010, Tan was inducted as a founding director of the International Professional Practice Partnership Global Industry Council (IP3-GIC). Tan holds a Bachelor’s degree in electronics engineering from Bangalore University, India.

K. V. Kamath is the Lead Independent director at Infosys. He is also the Chairperson of our Nomination and Governance Committee, Chairperson of our CSR Committee, member of our Audit Committee and Management Development and Compensation Committee. Mr. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India’s second largest bank. Between 1996 and 2009, he served as Managing Director and Chief Executive Officer of ICICI Bank Limited. Between 1988 and 1996, he was employed by the Asian Development Bank. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. Mr. Kamath serves as a director on the boards of ICICI Bank Limited and Schlumberger Limited. Mr. Kamath was awarded the Padma Bhushan, one of India’s highest civilian honors, in 2008. He has been conferred with numerous other awards including an honorary Ph.D. by the Banaras Hindu University. Mr. Kamath received a degree in mechanical engineering from Karnataka Regional Engineering College and a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad (IIM-A), India.

Ravi Venkatesan has served as one of the directors on our Board since April 2011. He is also the Chairperson of our Risk Management Committee and a member of our Stakeholder Relationship Committee. Mr. Venkatesan was the Chairman of Microsoft India between 2004 and 2011. Prior to joining Microsoft, Mr. Venkatesan worked for over 17 years with Cummins Inc. Mr. Venkatesan is a member of the Board of Directors of AB Volvo and a member of the Advisory Boards of Harvard Business School and Bunge Inc. Mr. Venkatesan received a Bachelor of technology in mechanical engineering from the Indian Institute of Technology, Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar.

Omkar Goswami has served as one of the directors on our Board since November 2000. He is also the Chairperson of the Stakeholder Relationship Committee, member of Risk Management Committee and Management Development and Compensation Committee. Dr. Goswami is the founder and Chairman of CERG Advisory Private Limited. Before that, from 1998 to 2004, Dr. Goswami served as the Chief Economist to the Confederation of Indian Industries (CII). Between 1997 and 1998, he was the Editor of Business India magazine. From 1981 to 1996, Mr. Goswami taught and researched economics at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute. Dr. Goswami also serves as a director on the boards of Infosys BPO Limited, Ambuja Cements Limited, Cairn India Limited, Crompton Greaves Limited, Dr. Reddy’s Laboratories Limited, Infrastructure Development and Finance Company Limited, Godrej Consumer Products Limited and Bajaj Finance Limited. Additionally, during the past five years, Dr. Goswami has served as a director on the boards of SRF Limited and Sona Koyo Steering Systems Limited. Dr. Goswami received his Master of Arts in Economics from the Delhi School of Economics and his Doctor of Philosophy in Economics from Oxford University.

Jeffrey Sean Lehman has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairperson of our Management Development and Compensation Committee, member of our Audit Committee and Stakeholder Relationship Committee. He also serves as the Chairman of Infosys Public Services, Inc. Mr. Lehman, Chancellor and founding dean of the Peking University School of Transnational Law, is also professor of law and former president at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Lehman is also an honorary professor at China Agricultural University and at Xiamen University. Effective July 1, 2012, Mr. Lehman was named the Vice-Chancellor of NYU Shanghai. Mr. Lehman taught tax law and public policy at the University of Michigan before becoming dean of the University of Michigan Law School in 1994. During his last two years as dean, he also served as president of the American Law Deans Association. Prior to entering academia, Mr. Lehman practiced tax law in Washington, D.C. Mr. Lehman received a Bachelor of Arts in Mathematics from Cornell University and Master of Public Policy and Juris Doctor degrees from the University of Michigan.

R. Seshasayee has served as one of the directors on our Board since January 2011. He is the Chairperson and Audit Committee Financial Expert of our Audit Committee and a member of our CSR Committee, Risk Management Committee and Nomination and Governance Committee. Mr. Seshasayee is the Executive Vice Chairman of Ashok Leyland Limited. He is also the Executive Vice Chairman of Hinduja Automotive Limited, UK, the holding company of Ashok Leyland. He was the Managing Director of Ashok Leyland between 1998 and March 2011. He joined Ashok Leyland in 1976. In 1971, he began his career as a Chartered Accountant with Hindustan Lever Limited. Mr. Seshasayee serves on the boards of Ashok Leyland Limited, Ashley Airways Limited, Ashley Alteams India Limited, Hinduja Foundries Limited, IndusInd Bank Limited, Hinduja Energy India Limited, Hinduja Leyland Finance Limited and Hinduja National Power Corporation Limited. Mr. Seshasayee received a Bachelor of Commerce from the University of Madras and is a member of the Institute of Chartered Accountants of India.

Ann M. Fudge has served as one of the directors on our Board since October 2011. Ms. Fudge was the Chairman and Chief Executive Officer of Young & Rubicam Brands from 2003 to 2006. Prior to Young & Rubicam Brands, from 1997 to 2000 Ms. Fudge was President of Maxwell House Coffee and Post Cereals and from 2000 to 2001. Ms. Fudge served as the President, Beverages, Desserts and Post Division–a unit of Kraft Foods, Inc. She served on Kraft's Management Committee and has managed many Kraft businesses. Before joining General Foods, she spent nine years at General Mills, where she began as a Marketing Assistant and rose to the level of Marketing Director. Ms. Fudge serves on the Board of Directors of General Electric Company, Novartis International AG, and Unilever. She has also served on the Board of the Federal Reserve Bank of New York, Liz Claiborne, Inc., Allied Signal, Inc., Honeywell International, Inc., and Marriott International, Inc. Ms. Fudge holds a Bachelor’s degree from Simmons College and a Masters of Business Administration from Harvard University.

Kiran Mazumdar-Shaw is the Chairman & Managing Director of Biocon Limited, a biotechnology company based in Bangalore, India. She is a member of our Nominations and Governance Committee, CSR Committee and Risk Management Committee. Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. Recently, Economic Times placed her at India Inc.’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Carol M. Browner serves as a Distinguished Senior Fellow at the Center for American Progress and as Counselor to the Albright Stonebridge Group. Ms. Browner served as director of the White House Office of Energy and Climate Change Policy in the Obama administration from 2009 to 2011. Ms. Browner previously served as Administrator of the Environmental Protection Agency (EPA) during the Clinton administration from 1993 to 2001 and was the longest-serving administrator in the history of the EPA. Earlier in her career, she worked in the Florida House of Representatives and served as legislative assistant to United States Senators Lawton Chiles and Al Gore. Ms. Browner serves as director and advisor to several non-profits and private companies, including as director on the boards of Bunge Limited, Center for American Progress and as chair of the board for the League of Conservation Voters, as advisor to Harvest Power and Opower, as Commissioner of the Global Oceans Commission. She graduated from the University of Florida and the University Of Florida College Of Law. Ms. Browner headed the Florida Department of Environmental Regulation from 1991 to 1993.

COMPENSATION

Our Management Development and Compensation Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the Management Development and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component, bonus and a variable pay. The Management Development and Compensation Committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance-related matrix.

We have a variable compensation structure for all of our employees, except for employees in Job Level 3. The variable compensation is payable based on individual performance. Our Board aligned the compensation structure of our executive directors in line with that applicable to all of our other employees. All of our executive directors are entitled to a bonus of up to 20% of their fixed salary. In addition, all of our executive directors have variable compensation payable on our achievement of certain financial performance targets. The bonus and variable compensation is payable quarterly or at other intervals as may be decided by our Board.

In fiscal 2014, our non-executive directors were paid an aggregate of $1,316,100. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2014.

Name	Salary ($)	Bonus & Incentive ($)	Other Annual Compensation ($)	Amount accrued for long term benefits ($)
Narayana Murthy	–	–	–	–
S. Gopalakrishnan	10,013	10,431	3,708	1,961
S. D. Shibulal	10,013	10,431	3,708	1,961
Srinath Batni	87,316	129,589	157,478	16,347
B. G. Srinivas	844,453	281,415	154,143	–
U. B. Pravin Rao (1)	74,133	137,007	107,814	14,131
Ashok Vemuri (2)	380,634	141,127	2,278	–
V. Balakrishnan (3)	59,740	144,607	121,631	11,294
K. V. Kamath	–	–	272,500	–
Ravi Venkatesan	–	–	135,000	–
Omkar Goswami	–	–	130,000	–
Jeffrey Sean Lehman	–	–	185,000	–
R. Seshasayee	–	–	137,500	–
Ann M. Fudge	–	–	165,000	–
Kiran Mazumdar-Shaw (4)	–	–	16,450	–
Leo Puri (5)	–	–	30,500	–
Deepak M. Satwalekar (6)	–	–	91,650	–
David Boyles (7)	–	–	152,500	–
Rajiv Bansal	60,452	139,070	73,539	11,831
Srikantan Moorthy	56,772	81,347	68,479	11,212
Chandrasekhar Kakal	67,485	143,885	81,477	13,013
Nandita Gurjar	60,975	165,772	73,335	11,919
Prasad Thrikutam	527,126	188,842	71,433	–
Sanjay Purohit	52,548	92,464	63,215	10,502
Ramadas Kamath U.	61,063	131,708	74,117	11,944
Basab Pradhan (8)	114,033	102,851	27,106	–
Ranganath M. D. (9)	29,742	41,170	40,039	6,047
Binod H. R. (9)	43,020	30,180	31,154	8,264
Nithyanandan R. (9)	33,818	41,815	45,660	6,717
Dheeshjith V. G. (10)	25,317	28,671	34,288	4,951
Muralikrishna K. (10)	24,052	32,289	32,528	4,738
Haragopal M. (10)	24,554	27,130	33,227	4,823
Ganesh Gopalakrishan (10)	19,501	27,170	26,193	3,973
Manish Tandon (10)	51,110	35,373	25,791	3,773
Ravi Kumar S. (10)	19,381	28,515	26,026	3,953
Jackie Korhonen (10)	274,916	124,874	–	25,430
Sanjay Jalona (10)	187,191	94,792	–	–
Eric Paternoster (10)	216,113	210,163	2,654	–
Gautam Thakkar (10)	13,026	41,327	38,676	2,190
Ronald Hafner (10)	374,696	107,687	86,300	–
Venkata Subrahmanyam Goparaju (11)	7,063	44,205	9,530	1,497
Stephen R. Pratt (12)	847,074	1,196,931	66,250	–

(1)	Member of the Executive Council between April 1, 2013 and March 31, 2014. Also, appointed as the Member of the Board effective January 10, 2014.
(2)	Ceased to be a Member of the Board and Executive Council effective September 12, 2013.
(3)	Ceased to be a Member of the Board and Executive Council effective December 31, 2013.
(4)	Appointed as the Member of the Board effective January 10, 2014.
(5)	Appointed as the Member of the Board effective April 11, 2013 and ceased to be a Member of the Board effective August 14, 2013.
(6)	Retired as a Member of the Board effective November 13, 2013.
(7)	Retired as a Member of the Board effective January 17, 2014.
(8)	Ceased to be a Member of Executive Council effective July 12, 2013.
(9)	Appointed as Members of Executive Council effective August 19, 2013.
(10)	Appointed as Members of Executive Council effective November 1, 2013.
(11)	Appointed as Member of Executive Council effective November 1, 2013 and ceased to be a Member of Executive Council effective December 27, 2013.
(12)	Ceased to be Member of Executive Council effective January 31, 2014.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at quarterly average exchange rates.

Option Grants

There were no option grants to our Executive Chairman, Executive Vice Chairman, Chief Executive Officer or Chief Financial Officer or any other senior executive in the fiscal years ended March 31, 2014, 2013 and 2012.

Option Exercises and Holdings

Our Executive Chairman, Executive Vice Chairman, Chief Executive Officer or Chief Financial Officer or any other senior executive did not hold or exercise any options during the fiscal year ended March 31, 2014.

All executive directors are also liable to retire by rotation. The term of office of each of the directors is given below:

Name	Date when Current Term of Office Began (2)	Expiration / Renewal Date of Current Term of Office (3)	Whether Term of Office is subject to retirement by rotation
Narayana Murthy	June 1, 2013	May 31, 2018	Yes
S. Gopalakrishnan (1)	August 21, 2011	August 20, 2016	Yes
B. G. Srinivas (1)	June 11, 2011	June 10, 2016	Yes
S. D. Shibulal	August 21, 2011	August 20, 2016	Yes
Srinath Batni	May 27, 2010	May 26, 2015	Yes
K. V. Kamath	June 09, 2012	–	–
Ravi Venkatesan (1)	June 11, 2011	–	–
Omkar Goswami	June 15, 2013	–	–
Jeffrey Sean Lehman	June 9, 2012	–	–
R. Seshasayee	June 15, 2013	–	–
Ann Fudge (4)	June 9, 2012	–	–
U. B. Pravin Rao (5)	January 10, 2014	–	Yes
Kiran Mazumdar-Shaw (5)	January 10, 2014	–	–
Carol M. Browner (6)	April 29, 2014	–	–

(1.)	Director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 14, 2014 and is seeking re-appointment.
(2.)	For executive directors, this date is the date they were appointed as executive directors. For non-executive directors, this date is the date they were appointed / re-appointed as directors liable to retire by rotation.
(3.)	For executive directors, this date is the date when their current term of appointment as an executive director expires.
(4)	Ms. Ann M. Fudge retires by rotation at the ensuing AGM scheduled for June 14, 2014 and does not seek re-appointment.
(5.)	Appointed by the Board as additional directors effective January 10, 2014. Their appointments will come up for shareholder confirmation at the ensuing AGM on June 14, 2014.
(6.)	Appointed by the Board as additional director effective April 29 2014. Ms. Browner’s appointment will come up for shareholder confirmation at the ensuing AGM on June 14, 2014.

Employment and Indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and gratuity contributions. There are no benefits payable upon termination of this agreement. These agreements are made for a five-year period, but either we or the executive director may terminate the agreement upon six months’ notice or as mutually agreed between the parties. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference to this Annual Report on Form 20-F. Other than the indemnification agreements referred to in this paragraph, we have not entered into any agreements with our non-executive directors.

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 14 directors, 8 of whom are independent as defined by Rule 303A.02 of the Listed Company Manual of the New York Stock Exchange.

The Companies Act, 2013 require that at least two-thirds of our executive directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Executive directors are required to retire at the age of 60 in accordance with our India-based employee retirement policies.

Other Board members must retire from the Board at the age of 65. The age of retirement for independent directors joining the board on or after October 15, 2010, is 70 years.

An independent board chair is permitted to serve in the capacity until the age of 70, and an Executive Chair is permitted to serve until the age of 75 years.

Board Leadership Structure

Executive Chairman of the Board

Our Board leadership comprises an Executive Chairman, Mr. Narayana Murthy, an Executive Vice Chairman, Mr. S. Gopalakrishnan and a Chief Executive Officer (CEO) and Managing Director, Mr. S. D. Shibulal. In the current structure, the roles of CEO and Chairman of the Board are separated.

The Executive Chairman of the Board (Chairman) is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitating communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board, Board committees and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, evaluate and manage directors’ performance and with the assistance of Vice Chairman and the Company Secretary, oversee the management of the Board’s administrative activities such as meetings, schedules, agendas, communication flow and documentation.

The Chairman will actively work with the Nominations and Governance Committee to plan the Board and Board committee’s composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

Executive Vice Chairman of the Board

The Executive Vice Chairman of the Board (Vice Chairman), will focus on maintaining key client relationships, dealing with broader industry issues, providing global thought leadership, directing research and innovation, leading transformation initiatives, contributing to strategy and representing the Company as its brand ambassador. The Vice Chairman will serve as a trusted mentor to the CEO and provide insights and thought leadership to manage a large and complex organization.

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

Board and Management Changes

On June 1, 2013, the Board appointed Mr. Narayana Murthy as Executive Chairman with effect from June 1, 2013. Mr. Basab Pradhan, Senior Vice President - Head of Global Sales, Marketing and Alliances, Member, Executive Council resigned from the Company, effective July 12, 2013. Mr. Leo Puri, Independent Director, resigned from the Board effective August 14, 2013. Mr. Ranganath D. Mavinakere, Mr. Binod Hampapur Rangadore and Mr. Nithyanandan Radhakrishnan were appointed as Members of the Executive Council of the Company, effective August 19, 2013. Mr. Ashok Vemuri, Whole-time Director resigned from the services of the Company effective September 12, 2013. Mr. Dheeshjith V. G., Mr. Eric Paternoster, Mr. Ganesh Gopalakrishnan, Mr. Gautam Thakkar, Mr. Haragopal Mangipudi, Ms. Jackie Korhonen, Mr. Manish Tandon, Mr. Muralikrishna K., Mr. Ravi Kumar S., Mr. Ronald Hafner, Mr. Sanjay Jalona and Mr. Subrahmanyam (Subu) Goparaju were appointed as members of the Executive Council of the Company, effective November 1, 2013. Mr. Deepak M. Satwalekar, Independent Director, retired from the Board effective November 13, 2013. Mr. Subrahmanyam Goparaju, Member of Executive Council, resigned from the services of the Company effective December 27, 2013. Mr. V. Balakrishnan, Whole-time Director resigned from the services of the Company effective December 31, 2013. On January 3, 2014, Mr. B. G. Srinivas and Mr. U. B. Pravin Rao were appointed as Presidents of the Company. Mr. David L Boyles, Independent Director retired from the Board effective January 17, 2014. Mr. Stephen Pratt, Member of the Executive Council resigned from the services of the Company effective January 31, 2014.

The Executive Council, as a forum, ceased to exist with effect from April 1, 2014. Effective April 1, 2014, the Company will have nine executive officers, viz., Mr. Narayana Murthy (Executive Chairman of the Board), Mr. S. Gopalakrishnan (Co-Founder, Executive Vice Chairman), Mr. S. D. Shibulal (Co-Founder, Chief Executive Officer and Managing Director), Mr. Srinath Batni (Member of the Board), Mr. U. B. Pravin Rao (President and Member of the Board) and Mr. B. G. Srinivas (President and Member of the Board), Mr. Rajiv Bansal (Chief Financial Officer), Mr. Parvatheesam K. (Chief Risk and Compliance Officer and Company Secretary), and Mr. Srikantan Moorthy (Senior Vice President, Group Head - Human Resource Development). Mr. Chandrashekar Kakal, Member of Executive Council, resigned from the services of the Company effective April 18, 2014. Mr. U. B. Pravin Rao and Ms. Kiran Mazumdar-Shaw were inducted as Additional Directors with effect from January 10, 2014. Mr. Nithyanandan Radhakrishnan resigned from the Company, effective April 15, 2014. Ms. Carol M. Browner was inducted as an Additional Director with effect from April 29, 2014.

Board Committee Information

Details relating to the Audit, Management Development and Compensation, Nominations and Governance, Risk Management, Stakeholder Relationship and Corporate Social Responsibility Committees of our Board are provided below.

Audit Committee

Our Audit Committee comprises three non-executive directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	R. Seshasayee, Chairperson and Audit Committee Financial Expert
•	K. V. Kamath
•	Prof. Jeffrey S. Lehman

R. Seshasayee was appointed as the Chairperson of the Committee effective July 3, 2013. Mr. Ravi Venkatesan ceased to be a member of the Committee, effective, July 3, 2013. Mr. K. V. Kamath was appointed as a member of the Committee, effective July 3, 2013. Mr. Deepak M. Satwalekar ceased to be a member of the Committee, effective November 13, 2013. Mr. Jeffrey Lehman was appointed as a member of the Committee, effective January 9, 2014.

Our Board has determined that each of the current members of the Audit Committee is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process - by our management, the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, our audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services.

The Audit Committee held four meetings in person during fiscal 2014.

The Audit Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Management Development and Compensation Committee

Our Management Development and Compensation Committee comprises three non-executive independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Prof. Jeffrey S. Lehman, Chairperson
•	Mr. K. V. Kamath
•	Mr. Omkar Goswami

Mr. K. V. Kamath was appointed as a member of the Committee, effective July 3, 2013. Mr. Ravi Venkatesan ceased to be a member of the Committee, effective, July 3, 2013. Prof. Jeffrey S. Lehman was appointed as the member of the Committee effective January 9, 2014 and as the Chairperson of the Committee, effective April 1, 2014. Mr. David Boyles ceased to be a member of the Committee, effective January 17, 2014. Ms. Ann M. Fudge ceased to be a member of the Committee, effective April 1, 2014. Mr. Omkar Goswami was appointed as a member of the Committee, effective April 1, 2014.

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

The Management Development and Compensation Committee held four meetings during fiscal 2014.

The Management Development and Compensation Committee (previously known as the Compensation Committee) has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Nominations and Governance Committee

Our Nominations and Governance Committee comprises three non-executive directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Mr. K. V. Kamath, Chairperson
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw

Prof. Jeffrey S. Lehman, Ms. Ann M. Fudge and Mr. Ravi Venkatesan ceased to be members of the Committee, effective April 1, 2014. Mr. K. V. Kamath was appointed as Chairperson of the Committee and Mr. R. Seshasayee and Ms. Kiran Mazumdar-Shaw were appointed as members of the Committee, effective April 1, 2014.

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

The Nominations and Governance Committee held four meetings in fiscal 2014.

The Nominations and Governance Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Risk Management Committee

Our Risk Management Committee comprises four independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Mr. Ravi Venkatesan,Chairperson
•	Dr. Omkar Goswami
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw

Mr. Ravi Venkatesan was appointed as Chairperson of the Committee, effective July 3, 2013. Mr. David Boyles ceased to be a member of the Committee, effective January 17, 2014. Ms. Kiran Mazumdar-Shaw was appointed as a member of the Committee, effective April 1, 2014.

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

The Risk Management Committee held four meetings during fiscal 2014.

The Risk Management Committee has adopted a charter. The charter has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Stakeholder Relationship Committee

Our Stakeholder Relationship Committee comprises three independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Dr. Omkar Goswami, Chairperson
•	Prof. Jeffrey S. Lehman
•	Mr. Ravi Venkatesan

Mr. Deepak Satwalekar ceased to be a member of the Committee, effective November 13, 2013. Mr. Ravi Venkatesan was appointed to be a member of the Committee, effective January 9, 2014.

The purpose of the Stakeholder Relationship Committee is to review and redress shareholder grievances.

The Stakeholder Relationship Committee held four meetings during fiscal 2014.

Corporate Social Responsibility Committee (“CSR Committee”)

As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, or turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a CSR Committee of the Board of Directors consisting of three or more directors, at least one of whom will be an independent director, and have a CSR policy approved by the Board.

Aligning with the guidelines, our CSR Committee comprises 4 members. They are:

•	Mr. K. V. Kamath, Chairperson
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw
•	Mr. S. D. Shibulal

The purpose of the CSR Committee is to formulate and monitor the CSR policy of the Company.

The CSR Committee has adopted a policy that intends to strive for economic development that positively impacts the society at large with a minimal resource footprint, embrace responsibility for the corporation’s actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The CSR Committee will oversee the activities / functioning of Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per predefined guidelines.

The CSR Committee will also be assisted by the Infosys Foundation in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

EMPLOYEES

As of March 31, 2014, we had 160,405 employees, of which 151,059 were software professionals, including trainees. As of March 31, 2013, we employed 156,688 employees, of which 147,008 were software professionals. As of March 31, 2012, we employed 149,994 employees, of which 141,788 were software professionals.

As of March 31, 2014, we had 123,847 employees in India, 19,729 in the Americas, 8,225 employees in Europe and 8,604 employees in the Rest of the World.

We seek to attract and motivate IT professionals by offering:

•	an entrepreneurial environment that empowers IT professionals;
•	programs that recognize and reward performance;
•	challenging assignments;
•	constant exposure to new skills and technologies; and
•	a culture that emphasizes openness, integrity and respect for the employee.

Some of our employees in jurisdictions across Europe are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees, including those employees covered under collective bargaining agreements.

Recruiting

We focus our recruiting on the top 20% of students from engineering departments of Indian schools and rely on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2014, we received 911,220 employment applications, interviewed 45,955 applicants and extended offers of employment to 33,225 applicants. In fiscal 2014, we added 801 new employees, net of attrition in Infosys. These statistics do not include our subsidiaries. The group has recruited 3,717 new employees, net of attrition during fiscal 2014.

Performance appraisals

We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to underperformers.

Education, Training and Assessment

Competency development continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology led training efforts in multiple areas. With over 637 videos on various topics and many multimedia artifacts for learning, we now have a rich repository of technology assisted learning.

During fiscal 2014, the total training provided for employees was over 2.33 million person days. Many of our employees also took external certifications creating a large pool of certified people.

Our flagship industry-academia partnership program, Campus Connect, made significant progress through the launch of electives to help engineering colleges run new programs within their curricula. This has been very well received by the academia. During fiscal 2014, we engaged with 1,476 faculty members who in turn trained 41,299 students. With this, the total number of beneficiaries covered are over 10,446 faculty members and 292,551 students from 372 engineering institutions.

Our knowledge management program showcased our thought leadership by winning the Global Most Acknowledged Knowledge Enterprise (MAKE) award for the ninth time, winning Asian Most Admired Knowledge Enterprise (MAKE) Award for the eleventh time and winning Indian Most Admired Knowledge Enterprise (MAKE) Award for the ninth time.

Infosys is a winner in the American Society for Training & Development’s (ASTD) 2013 BEST Awards program.

Our focus on developing our employees and providing continuing education and training remains a key element of our strategy. We train the new engineering graduates that join us at our Global Education Center in Mysore. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs. During fiscal 2014 we introduced programs in emerging areas like cloud programming, data analytics and mobile application development.

As of March 31, 2014, we employed 632 full-time employees as educators, including 134 with doctorate or masters degree. Our educators conduct training programs for both the new entrants and experienced employees. Our researchers extensively published articles, white papers in journals, conferences, books and chapters in reputed publications.

Our engagement with engineering colleges through our Campus Connect program continued last year. Last year, we conducted over 45 faculty enablement workshops covering more than 1,476 faculty members from various colleges.

Leadership development is a core part of our training programs. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training.

Compensation

Our professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company, team and individual performance.

Visas

As of March 31, 2014, the majority of our professionals in the United States held either H-1B visas (12,769 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,322 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of March 31, 2014, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2014. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 574,236,166 Equity Shares outstanding as of March 31, 2014. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Narayana Murthy (1)	25,750,526	4.48
S. Gopalakrishnan (2)	19,555,717	3.41
S. D. Shibulal (3)	12,628,911	2.20
Srinath Batni (4)	622,247	*
U. B. Pravin Rao	138,880	*
B. G. Srinivas	60,015	*
Omkar Goswami	7,900	*
Prof. Jeffrey Lehman	–	*
K. V. Kamath	–	*
R. Seshasayee	62	*
Ravi Venkatesan	–	*
Ann M. Fudge	–	*
Kiran Mazumdar-Shaw	200	*
Rajiv Bansal (5)	39,250	*
Srikantan Moorthy	12,584	*
Parvatheesam Kanchinadham (6)	9	*
Total (all directors and executive officers)	58,816,301	10.24

(1.)	Shares beneficially owned by Mr. Narayana Murthy include 23,370,854 Equity Shares owned by members of Mr. Narayana Murthy's immediate family. Mr. Narayana Murthy disclaims beneficial ownership of such shares.
(2.)	Shares beneficially owned by Mr. Gopalakrishnan include 12,898,991 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
(3.)	Shares beneficially owned by Mr. Shibulal include 10,159,200 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(4.)	Shares beneficially owned by Mr. Batni include 72,400 Equity Shares owned by members of Mr. Batni's immediate family. Mr. Batni disclaims beneficial ownership of such shares.
(5.)	Shares beneficially owned by Mr. Bansal include 3,805 Equity Shares owned by members of Mr. Bansal’s immediate family. Mr. Bansal disclaims beneficial ownership of such shares.
(6.)	Shares owned by members of Mr. Parvatheesam’s immediate family. Mr. Parvatheesam disclaims beneficial ownership of such shares.

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

The 1998 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within 12 months after such termination. The exercise price of incentive stock options granted under the 1998 Plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 1998 Plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 1998 Plan may not exceed 10 years.

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

The 1999 Plan generally does not allow for transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within 12 months after such termination. Unless a prior shareholder approval has been obtained, the exercise price of stock options granted under the 1999 Plan must at least equal the fair market value of the equity shares on the date of grant.

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

During the fiscal year ended March 31, 2014, there were no options to purchase ADSs or equity shares granted to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2014, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2014. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

The share numbers and percentages listed below are based on 574,236,166 Equity Shares outstanding, as of March 31, 2014.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	March 31, 2014			March 31, 2013		March 31, 2012
Shareholding of all directors and officers as a group	–	58,816,301	10.24 (1)	33,731,593	5.87 (2)	33,690,992	5.87 (3)

(1.)	Comprised of 881,147 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2014.
(2.)	Comprised of 1,546,965 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2013.
(3.)	Comprised of 1,506,354 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on base of 574,237,430 equity shares which includes 7,429 options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2012.

Our American Depositary Shares are listed on the NYSE. Each ADS currently represents one equity share of par value 5 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2014 are held by 28,405 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs and Non Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2014, 43.25% of our equity shares were held by these FIIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys Limited established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2014, Infosys Limited holds 99.98% of the outstanding equity shares of Infosys BPO. As of March 31, 2014, we have invested an aggregate of $145 million as equity capital in Infosys BPO.

During fiscal 2014, 2013 and 2012, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed $12 million, $13 million and $21 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them $6 million, $7 million and $12 million, respectively. During fiscal 2014, 2013 and 2012, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed $30 million, $25 million and $6 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them $12 million, $11 million and $7 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. As of March 31, 2014, Infosys Australia is under liquidation. During fiscal 2014, 2013 and 2012, we engaged Infosys Australia for software development services for which we have been billed Nil, less than $1 million and $277 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys Australia engaged us for certain software development services for which we billed them Nil, less than $1 million, and $3 million, respectively. During fiscal 2013 and 2012, we received dividend from Infosys Australia of $15 million and $120 million, respectively.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2009, we disbursed an amount of $2 million as loans to Infosys China, for expansion of business operations, at an interest rate of 6.0% per annum. The loan was repayable within five years from the date of disbursement at the discretion of the subsidiary. During fiscal 2012, Infosys China repaid the entire loan. The largest loan amount outstanding during fiscal 2012 was $5 million. During fiscal 2011, we made an additional investment of $9 million in Infosys China. As of March 31, 2014, we have invested an aggregate of $23 million as equity capital in Infosys China. During fiscal 2014, 2013 and 2012, we engaged Infosys China for software development services for which we have been billed $37 million, $44 million and $55 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys China engaged us for certain software development services for which we billed them $1 million, less than $1 million and $2 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. During fiscal 2013, we made an additional investment of $2 million, in Infosys Mexico. As of March 31, 2014, we have invested an aggregate of $14 million in the subsidiary. During fiscal 2014, 2013 and 2012, we engaged Infosys Mexico for software development services for which we have been billed $2 million, $2 million and $6 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys Mexico engaged us for certain software development services for which we billed them $1 million, less than $1 million and $1 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. As of March 31, 2014, we have invested an aggregate of less than $1 million as equity capital in Infosys Sweden. During fiscal 2014, 2013 and 2012 we engaged Infosys Sweden for software development services for which we have been billed $2 million, $1 million and $2 million, respectively.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. During fiscal 2013 and 2012, we made an additional investment of $9 million and $5 million, respectively, in Infosys Brasil. Further, during fiscal 2014, we disbursed $6 million as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan was repayable within one year at the discretion of the subsidiary. During fiscal 2014 we received interest on loan of less than $1 million from the subsidiary. As of March 31, 2014 the outstanding loan is $6 million. The largest loan amount outstanding during fiscal 2014, 2013 and 2012 was $6 million, Nil and $1 million, respectively. As of March 31, 2014 we have invested an aggregate of $22 million as equity capital in the subsidiary. During fiscal 2014, 2013 and 2012, we engaged Infosys Brasil for software development services for which we have been billed $1 million, less than $1 million and less than $1 million, respectively. Further, during fiscal 2014, 2013 and 2012, Infosys Brasil engaged us for certain software development services for which we billed them $1 million, less than $1 million and less than $1 million, respectively.

Infosys Public Services. In October 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market and invested an aggregate of $5 million in the subsidiary. Further during fiscal 2013, we disbursed an amount of $12 million as loans to Infosys Public Services, at an interest rate of 6.0% per annum, for expansion of business operations. The loan is repayable within one year from the date of disbursement at the discretion of the subsidiary. The largest loan amount outstanding during fiscal 2014 and 2013 was $12 million and $13 million, respectively. During fiscal 2014 and 2013, we received interest of $1 million and less than $1 million, respectively, from the subsidiary on the loan. During fiscal 2014, the outstanding loan amount was converted into share capital. As of March 31, 2014 we have invested $17 million in the subsidiary. During fiscal 2014, 2013 and 2012, Infosys Public Services engaged us for certain software development services for which we billed them $95 million, $81 million and $36 million, respectively.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Further, in fiscal 2013 and 2012 we have made an additional investment of $27 million and $17 million, respectively in Infosys Shanghai. As of March 31, 2014, we have invested an aggregate of $47 million in the subsidiary.

Infosys Consulting Inc. In April 2004, we incorporated a wholly-owned subsidiary, Infosys Consulting, in the State of Texas to add high-end consulting capabilities to our Global Delivery Model. On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited. During fiscal 2012, we engaged Infosys Consulting and its subsidiary for consulting services for which we have been billed $31 million. During fiscal 2012, Infosys Consulting and its subsidiary engaged us for certain software development services for which we billed them $9 million. Further, during fiscal 2012 we billed Infosys Consulting Inc., $4 million for certain shared facilities.

Infosys Consulting India Limited. On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited. The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allocated to the shareholders upon the scheme becoming effective.

Infosys Lodestone. On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition. During fiscal 2013, we disbursed an amount of $22 million as loans to Infosys Lodestone, at an interest rate of 6.0% per annum for expansion of business operations. The loan is repayable within one year from the date of disbursement at the discretion of the subsidiary. During fiscal 2014 and 2013, we received interest of $1 million and less than $1 million, respectively, from the subsidiary on the loan. During fiscal 2014, the outstanding loan amount was converted into share capital. The largest loan amount outstanding during fiscal 2014 and 2013 was $22 million each. As of March 31, 2014 we have invested $241 million in the subsidiary. During fiscal 2014 and 2013, we engaged Infosys Lodestone for software development services for which we have been billed $168 million and $19 million, respectively. During fiscal 2014, Infosys Lodestone engaged us for software development services for which we billed them $3 million.

Infosys Americas. On June 25, 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc., and invested less than $1 million in the subsidiary.

Edgeverve Systems Limited. On February 14, 2014, we incorporated a wholly-owned subsidiary, Edgeverve Systems Limited and invested less than $1 million in the subsidiary.

Employment and indemnification agreements

We have entered into agreements with our executive directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months’ notice or as mutually agreed between the parties. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $41 million, $41 million and $33 million were outstanding as of March 31, 2014, 2013 and 2012, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors' report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated balance sheets as of March 31, 2014 and 2013
•	Consolidated statements of comprehensive income for the years ended March 31, 2014, 2013 and 2012
•	Consolidated statements of changes in equity for the years ended March 31, 2014, 2013 and 2012
•	Consolidated statements of cash flows for the years ended March 31, 2014, 2013 and 2012
•	Notes to the consolidated financial statements
•	Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For fiscal 2014, 2013 and 2012, we generated $8,036 million, $7,244 million and $6,839 million, or 97.4%, 97.9% and 97.8% of our total revenues of $8,249 million, $7,398 million and $6,994 million, respectively, from the export of our products and rendering of services outside of India.

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

In fiscal 2014, 2013 and 2012, we paid cash dividends of approximately $0.82, $0.86 and $0.76 per equity share, respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($) (1)	Dividend per ADS ($) (1)
2014	47.00	0.82	0.82
2013 (2)	47.00	0.86	0.86
2012	35.00	0.76	0.76

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Includes a special dividend of 10.00 ($0.18) per equity share, representing the tenth year in operation for Infosys BPO.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on NYSE under the ticker symbol 'INFY'. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. The ADS were delisted from NASDAQ with effect from December 12, 2012 and began trading on the New York Stock Exchange from December 12, 2012. We listed our ADSs on the NYSE Euronext London and Paris markets on February 20, 2013.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated.

As of March 31, 2014, we had 574,236,166 equity shares issued and outstanding. There were 28,405 record holders of ADRs, evidencing 92,470,660 ADSs (equivalent to 92,470,660 Equity Shares). As of March 31, 2014, there were 376,380 record holders of our Equity Shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges, the NASDAQ and the NYSE. The currency of trade of the ADSs in the U.S. is USD and at London and Paris is Euro (EUR).

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2014 for cable transfers in Indian rupees as published by the FEDAI, which was 59.92 per $1.00. The high and low prices for the Indian stock exchanges, the NASDAQ and the NYSE are based on the closing prices for each day of the relevant period.

 (Prices in Dollars)

Fiscal	BSE		NSE		NYSE / NASDAQ (1)
	High	Low	High	Low	High	Low
2014	64.01	36.92	63.95	36.92	63.01	39.21
2013	50.15	35.46	50.14	35.44	57.60	38.17
2012	55.18	36.54	55.18	36.44	73.40	47.01
2011	58.00	42.28	58.10	42.28	77.53	55.18
2010	46.83	22.38	46.96	22.46	62.32	26.81
Fiscal 2014
First Quarter	49.57	36.92	49.55	36.92	54.34	39.21
Second Quarter	52.58	40.14	52.72	40.12	50.40	40.51
Third Quarter	59.45	50.31	59.43	50.32	58.25	48.34
Fourth Quarter	64.01	53.88	63.95	53.92	63.01	53.32
Fiscal 2013
First Quarter	47.65	38.58	47.70	38.57	57.60	42.10
Second Quarter	43.94	35.46	43.93	35.44	48.72	38.17
Third Quarter	43.54	37.79	43.55	37.82	49.65	41.46
Fourth Quarter	50.15	38.52	50.14	38.53	55.06	42.52
Fiscal 2012
First Quarter	55.18	45.21	55.18	45.22	73.40	60.70
Second Quarter	49.99	36.54	50.00	36.44	68.25	47.01
Third Quarter	47.98	40.74	48.02	40.70	60.87	49.35
Fourth Quarter	49.28	43.12	49.27	43.13	60.10	51.08
Month
Apr-14	55.72	52.57	55.71	52.58	55.67	52.30
Mar-14	64.01	53.88	63.95	53.92	63.01	53.32
Feb-14	63.76	59.47	63.83	59.43	61.67	56.53
Jan-14	63.30	57.22	63.29	57.21	61.49	55.53
Dec-13	59.45	55.52	59.43	55.50	58.25	53.21
Nov-13	57.47	54.49	57.46	54.50	55.37	52.41
Oct-13	55.88	50.31	55.99	50.32	54.76	48.34

(1)	Our ADSs traded on the NASDAQ until December 12, 2012 and began trading on the New York Stock Exchange on December 12, 2012.

Source for all tables above: www.bseindia.com for BSE quotes, www.nseindia.com for NSE quotes, www.nyse.com for NYSE quotes and www.nasdaq.com for NASDAQ quotes.

On May 9, 2014, the closing price of equity shares on the BSE was 3,105.40 equivalent to $51.71 per equity share based on the exchange rate on that date and on May 8, 2014, the closing price of ADSs on the NYSE was $51.41 per ADS.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2014 was approximately 72.78 trillion or approximately $1,220.27 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositories on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depository-enabled trades.

BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2014 was approximately 74.15 trillion or approximately $1,243.34 billion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013, which has been approved by the houses of the Indian Parliament, and received presidential assent on August 29, 2013. The Companies Act, 2013 replaces the Companies Act, 1956, which has hitherto governed companies and certain other associations, in stages. While certain provisions of the Companies Act, 2013 were notified as law on September 12, 2013, February 27, 2014 and April 1, 2014, the remaining provisions of the Companies Act, 2013 will only become effective upon notification by the Government of India. In the interim, the provisions of the Companies Act, 1956 which have not ceased to be effective by enactment of the corresponding provisions of the Companies Act, 2013 continue to be effective, together with the notified provisions of the Companies Act, 2013.

Accordingly, the corporate legal framework governing the Company as on the date hereof is the Companies Act, 1956 read with the Companies Act, 2013 (to the extent in force), as amended from time to time (the "Indian Companies Act").

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

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 14 directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the Board of Directors until they resign or are removed. Our Articles of Association require two thirds of our directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 years and may be re-appointed only for two consecutive terms.

Executive directors are required to retire at age 60 in accordance with our employee retirement policies applicable in India. Other members of the Board of Directors must retire from the Board at age 65. The age of retirement for independent directors joining the Board on or after October 15, 2010, shall be 70 years. An independent Board chair is permitted to serve in the capacity for a fixed term of five years and until the age of 70 years.

Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our Board.

The Indian Companies Act provides that any director who has a personal interest in a transaction being discussed by the Board of Directors must disclose such interest and must not participate in the meeting where such transaction is being discussed. A director is required to disclose his personal interest to the Board of Directors on an annual basis and at the first meeting of the Board of Directors after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. Our Articles of Association provide that our directors may generally borrow any sum of money for the Company’s purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from the Company’s bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves. Under the Indian Companies Act, the consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section III of our Memorandum of Association:

•	To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services;
•	To carry on all kinds of business as importer, exporter, buyers, sellers and lessors of and dealers in all types of components and equipment necessary to provide the services our objects enlist;
•	To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipment, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipment and controls for any engineering applications, and all other related components, parts and products used in communication and computers;
•	To conduct or otherwise subsidize or promote research and experiments for scientific, industrial, commercial economic, statistical and technical purposes; and
•	To carry on any other trade or business whatsoever as can in our opinion be advantageously or conveniently carried on by us.

General

Our authorized share capital is 3,000,000,000 divided into 600,000,000 Equity Shares, having a par value of 5/- per share.

As of March 31, 2014, 574,236,166 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2014, we had no options outstanding to purchase equity shares. For the purposes of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Indian Companies Act, our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Indian Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommended by the Board of Directors. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

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

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, a company may transfer a percentage of its profits which it considers appropriate to its reserves.

The Indian Companies Act further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:

•	the dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year; The total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid up capital and free reserves as appearing in the latest audited financial statement, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year in which dividend is declared before any dividends in respect of equity shares are declared;
•	the balance of reserves after such withdrawals shall not fall below 15% of the company’s paid up capital as appearing in the latest audited financial statement; and
•	a dividend may be declared only after set off of carried over losses and depreciation (whichever is less), not provided in previous year against the profit of the company of the current year for which the dividend is declared or paid.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits a company to distribute an amount transferred from its free reserves to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from capitalization of the securities premium account and the capital redemption account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors and such announcement of the decision of the Board of Directors recommending an issue of bonus shares cannot be subsequently withdrawn. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible debt securities, through reservation of shares in proportion to such conversion (which may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board and cannot be withdrawn after the decision to make a bonus issue has been made.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares at a general meeting of the shareholders, if so authorized by its Articles of Association, with the approval of its shareholders. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Pre-emptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe to new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days and not exceeding 30 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the Board is authorized under the Indian Companies Act to distribute any new shares not purchased by the pre-emptive rights holders in the manner which is not disadvantageous to the shareholders and the company.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous Annual General Meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the Board.

Voting Rights

At any General Meeting, voting is by show of hands unless (i) a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least 5,00,000, or (ii) the voting is carried out electronically. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.

As per the Indian Companies Act, ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

•	alteration of the objects clause of the memorandum;
•	change in place of registered office outside the local limits of any city, town or village;
•	change in objects for which a company has raised money from public through prospectus and still has any unutilized amount out of the money so raised;
•	issue of shares with differential rights as to voting or dividend or otherwise under Section 43 (a)(ii) of the Indian Companies Act;
•	variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Indian Companies Act;
•	buy-back of shares;
•	election of a director under Section 151 of the Indian Companies Act;
•	sale of the whole or substantially the whole of an undertaking of a company as specified under Section 180 (1) (a) of the Indian Companies Act; and
•	giving loans or extending guarantee or providing security in excess of the limit specified under Section 186 (3) of the Indian Companies Act.

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Indian Companies Act requires us to give at least seven days prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the Securities and Exchange Board of India. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Indian Companies Act and the listing agreement entered into between the company and the relevant stock exchange on which the shares of the company are listed. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Indian Companies Act, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board / Tribunal.

Pursuant to Section 59 (4) of the Indian Companies Act, if a transfer of shares contravenes any of the provisions of the Indian Companies Act, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Company Law Board / Tribunal may, on application made by the relevant company, a depository, company, depositary participant, the holder of securities or the Securities and Exchange Board of India, direct any company or a depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners

Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. A stamp duty to the extent of 0.25% of the value of the shares (regardless of the consideration paid) is due and payable on the transfer of shares in physical form. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 89 of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to 50,000 and where the failure is a continuing one, further fine of 1,000 for each day that the declaration is not made. Failure to comply with Section 89 will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Indian Companies Act, a company must file its financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company’s shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a listed company must distribute a statement of salient features of the financial statements to its shareholders or a detailed version of the company’s financial statements if the shareholders ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Company Acquisition of Equity Shares

Under the Indian Companies Act, approval by way of a special resolution of a company’s shareholders voting on the matter (votes cast in favor should be three times the votes cast against) and approval of the Court / Tribunal of the state in which the registered office of the company is situated is required to reduce the share capital of a company, provided such reduction is authorized by the articles of association of the company. A company is not permitted to acquire its own shares for treasury operations.

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Court / Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the depositary facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against / in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. However, if the variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be required. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in this Annual Report on Form 20-F.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than that of its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

In September 2011, the Securities and Exchange Board of India notified the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.Under Takeover Code, upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for this purposes excludes:

(a)	shares held by promoters and promoter group; and
(b)	shares which are held by custodians and against which depository receipts are issued overseas.

Existing listed companies having a lower public shareholding are required to reach the prescribed threshold of 25% by:

(a)	issuance of shares to public through prospectus; or
(b)	offer for sale of shares held by promoters to public through prospectus; or
(c)	sale of shares held by promoters through the secondary market in terms of SEBI guidelines; or
(d)	Institutional Placement Programme in terms of Chapter VIIIA of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended; or
(e)	rights issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
(f)	bonus issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue;or
(g)	any other method as may be approved by SEBI on a case to case basis.

As of March 31, 2014, our public shareholding was approximately at 67.96%.

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

We have entered into agreements with our employee directors that provide for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. These agreements have a five-year term and either party may terminate the agreement with six months' notice or as mutually agreed between the parties. The form of the employment agreement for our executive directors has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously and is incorporated by reference to this Annual Report on Form 20-F.

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

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a foreign institutional investor (FII) with the SEBI; or (b) a person of Indian nationality or origin residing outside of India (NRIs); or (c) a qualified foreign investor (QFI); or (d) eligible to invest under the foreign direct investment scheme pursuant to satisfaction of the certain prescribed conditions,

The conditions prescribed for investment by a non-resident under the foreign direct investment scheme pursuant to (d) above, are as follows:

(i)	The non-resident investor has already acquired and continues to hold control in accordance with SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 2011;
(ii)	The amount of consideration for transfer of shares to non-resident consequent to purchase on the stock exchange may be paid as below:

(a)	by way of inward remittance through normal banking channels, or
(b)	by way of debit to the NRE / FCNR account of the person concerned maintained with an authorised dealer / bank;
(c)	by debit to non-interest bearing escrow account (in Indian Rupees) maintained in India with the authorized dealer bank in accordance with Foreign Exchange Management (Deposit) Regulations, 2000;
(d)	the consideration amount may also be paid out of the dividend payable by Indian investee company, in which the said non-resident holds control as (i) above, provided the right to receive dividend is established and the dividend amount has been credited to specially designated non –interest bearing rupee account for acquisition of shares on the floor of stock exchange;
(iii)	The pricing for subsequent transfer of shares to non-resident shareholder shall be in accordance with the pricing guidelines under the Foreign Exchange Management Act, 1999; and

(iv)	The original and resultant investments are in line with the extant foreign direct investment policy and the regulations under the Foreign Exchange Management Act, 1999 in respect of sectoral cap, entry route, reporting requirement, documentation, etc;

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

Investment by Foreign Portfolio Investors

Recently, the regulatory regime concerning foreign portfolio investments in India has undergone a change with the notification of the SEBI (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations). The Securities and Exchange Board of India clarified vide circular dated March 28, 2014 that the new FPI regime would commence from June 1, 2014. All the existing foreign institutional investors (FIIs), sub accounts and qualified foreign investors (QFIs) have been classified together into a new class of investors termed as foreign portfolio investors (FPIs). FPIs are required to be registered with the designated depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

(a)	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;
(b)	units of schemes floated by domestic mutual funds, whether listed on a recognized stock exchange or not;
(c)	units of schemes floated by a collective investment scheme;
(d)	derivatives traded on a recognized stock exchange;
(e)	treasury bills and dated government securities;
(f)	commercial papers issued by an Indian company;
(g)	Rupee denominated credit enhanced bonds;
(h)	security receipts issued by asset reconstruction companies;
(i)	perpetual debt instruments and debt capital instruments, as specified by the Reserve Bank of India from time to time;
(j)	listed and unlisted non-convertible debentures / bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the extant External Commercial Borrowings guidelines;
(k)	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the Reserve Bank of India;
(l)	Rupee denominated bonds or units issued by infrastructure debt funds;
(m)	Indian depository receipts; and
(n)	such other instruments specified by the Securities and Exchange Board of India from time to time.

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investor by virtue of their investment manager being appropriately regulated, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognised stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure that no further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are not regulated by an appropriate foreign regulatory authority.

Any FII or QFI who holds a valid certificate of registration will be deemed to be a FPI till the expiry of the block of three years for which fees has been paid per the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as foreign portfolio investor. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations; (ii) obtaining a certificate of registration as a foreign portfolio investor.

In furtherance of the FPI Regulations, the Reserve Bank of India amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor (RFPI)’. Accordingly, RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 1998. RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

The individual and aggregate investment limits for the RFPIs should be below 10% (per cent) or 24% (per cent) respectively of the total paid-up equity capital or 10% (per cent) or 24% (per cent) respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI Policy. RFPI may invest in government securities and corporate debt subject to limits specified by the Reserve Bank of India and Securities and Exchange Board of India from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by Securities and Exchange Board of India from time to time.

Takeover Code

Please refer to the detailed description of the Takeover Code provided under ‘Takeover Code and Listing Agreements’ above.

ADSs

Issue of ADSs

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the 1993 Regulations), as modified from time to time. The 1993 Regulations are in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

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

First, a registered broker in India (registered with SEBI) can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

•	the shares are purchased on a recognized stock exchange;
•	there are ADSs issued in respect of the shares of the company;
•	the shares are purchased with the permission of the custodian to the ADSs offering of the Indian company and are deposited with the custodian;
•	the shares purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the Deposit Agreement; and
•	a non-resident investor, broker, the custodian and the Depository comply with the provisions of the 1993 Regulations and any related guidelines issued by the Central Government from time to time.

Second, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the lead manager of the offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the Board of Directors of the company decides to open the issue);
•	the ADS offering is approved by the FIPB;
•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;
•	the facility is made available to all the equity shareholders of the issuer;
•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;
•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;
•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and
•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

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

The Finance Act 2012 includes General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse / abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India has notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015.

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

Minimum Alternate Tax. Section 115JA of the Income Tax Act which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternate Tax, or MAT. Effective April 1, 2000, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability.

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

Effective April 1, 2001, the Finance Act, 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months is treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the same is treated as short term capital asset.

Capital gains are taxed as follows:

•	As per the applicable scheme, gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;
•	Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% excluding the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, excluding the applicable surcharge and education cess;
•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;
•	Long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid; and
•	Any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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

Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under double tax avoidance agreements. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the BSE or the NSE, as applicable.

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

•	a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over 800,000.

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a cheque or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Indian companies would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder. Further in case of buy back of unlisted securities as per section 115QA, domestic companies are subject to tax on buy back of unlisted securities. Correspondingly exemption to shareholder under section 10(34A) is provided.

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

Material U.S. Federal Tax Consequences

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

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares generally will be foreign source income for purposes of computing the U.S. foreign tax credit allowable to a U.S. holder.

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

Passive foreign investment company. A non-U.S. corporation generally will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or
•	on average for the taxable year by value, if 50% or more of its assets (generally value) produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2014. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•	may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;
•	may avoid the ‘excess distribution’ rules described above by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro-rata share of undistributed amounts of our income. We do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election;
•	may avoid the ‘excess distribution rules described above if the equity shares are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year; or
•	will generally be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621, unless certain exemptions apply.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Item 12. Description of Securities Other Than Equity Securities Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)	a fee not in excess of U.S.$ 0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;
(ii)	a fee not in excess of U.S.$ 0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;
(iii)	a fee not in excess of U.S.$ 0.02 per ADS for each cash distribution pursuant to the deposit agreement; and
(iv)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, which were instead distributed by the depositary to ADS holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;
(ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);
(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and
(iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

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

If any tax or other governmental charge is payable by the holders and / or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and / or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary

During fiscal 2014, expenses in an aggregate amount of approximately $157,688 have been borne by the depositary in relation to the Company’s ADS program, including approximately:

•	$108,690 towards payment made to proxy processing firms for mailing the Company's notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•	$45,360 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

Apart from this, the Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2014.

During fiscal 2013, in addition to the expenses borne by the depositary disclosed in Item 12 of our Annual Report on Form 20-F for fiscal 2013, the Company also received reimbursement of $1,264,694.51 (net of taxes) from the depositary in relation to the Company’s ADS program.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 1992 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2014.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2014.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited Infosys Limited’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and the related financial statement schedule II, and our report dated May 9, 2014 expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule II.

KPMG

Bangalore, India

May 9, 2014

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. R. Seshasayee is a member of our Board and is a member of its Audit Committee and its Chairperson. Our Board has determined that Mr. R. Seshasayee is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board has determined that Mr. R. Seshasayee is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

On May 7, 2013, our Board adopted a revised Code of Conduct and Ethics that replaced the earlier Code of Conduct and Ethics adopted by the Board on April 15, 2013 and ensures compliance with Section 406 of the Sarbanes-Oxley Act of 2002 and the NYSE Listed Company Manual. The revised Code of Conduct and Ethics is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The Code of Conduct and Ethics has been filed previously and is incorporated by reference to this Annual Report on Form 20-F.

On April 15, 2014, our Board of Directors modified the Whistleblower Policy that was adopted on April 13, 2012. The modification was to reflect the change in the ombudsman of the Whistleblower Policy. The modified Whistleblower Policy has been filed previously and is incorporated by reference to this Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2014 and 2013:

(Dollars in millions)

Type of Service	Fiscal 2014	Fiscal 2013	Description of Services
(a) Audit Fees	$1.1	$1.1	Audit and review of financial statements
(b) Tax Fees	0.5	0.2	Tax returns, filing and advisory services
(c) All Other Fees	0.1	0.3	Due diligence and other advisory services
Total	$1.7	$1.6

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

Item 16G. Corporate Governance

Section 303A of the Listed Company Manual of the New York Stock Exchange (“NYSE”) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Section 303A of the NYSE Listed Company Manual, provided that such foreign private issuer must:

•	have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;
•	disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards in its annual reports filed with the SEC on Form 20-F;
•	promptly notify the NYSE of non-compliance with Section 303A of the NYSE Listed Company Manual; and
•	comply with the NYSE’s annual and interim certification requirements.

Under the Section 402.04 of the NYSE Listed Company Manual, actively operating companies that maintain a listing on the NYSE are required to solicit proxies for all meetings of shareholders. However, Section 105 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Section 402.04 of the NYSE Listed Company Manual. However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Part III

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Limited

In connection with the March 31, 2014 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (3) received the written disclosures and the letter from the auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor’s communications with the audit committee concerning independence, and has discussed with the auditor the auditor’s independence. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India May 9, 2014	R. Seshasayee Chairperson, Audit committee	K. V. Kamath Member, Audit committee	Prof. Jeffrey S. Lehman Member, Audit committee

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

Bangalore, India May 9, 2014	Rajiv Bansal Chief Financial Officer	S. D. Shibulal Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and the financial statement schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule II based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 9, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India

May 9, 2014

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

 (Dollars in millions except share data)

	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents	2.1	$4,331	$4,021
Available-for-sale financial assets	2.2	367	320
Investment in certificates of deposit		143	–
Trade receivables		1,394	1,305
Unbilled revenue		469	449
Derivative financial instruments	2.7	36	19
Prepayments and other current assets	2.4	440	391
Total current assets		7,180	6,505
Non-current assets
Property, plant and equipment	2.5	1,316	1,191
Goodwill	2.6	360	364
Intangible assets	2.6	57	68
Available-for-sale financial assets	2.2	208	72
Deferred income tax assets	2.16	110	94
Income tax assets	2.16	254	201
Other non-current assets	2.4	37	44
Total non-current assets		2,342	2,034
Total assets		$9,522	$8,539
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$29	$35
Current income tax liabilities	2.16	365	245
Client deposits		6	6
Unearned revenue		110	152
Employee benefit obligations		159	113
Provisions	2.8	63	39
Other current liabilities	2.9	792	568
Total current liabilities		1,524	1,158
Non-current liabilities
Deferred income tax liabilities	2.16	11	23
Other non-current liabilities	2.9	54	27
Total liabilities		1,589	1,208
Equity
Share capital - 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 net of 2,833,600 treasury shares each as of March 31, 2014 and March 31, 2013, respectively		64	64
Share premium		704	704
Retained earnings		8,892	7,666
Other components of equity		(1,727)	(1,103)
Total equity attributable to equity holders of the company		7,933	7,331
Non-controlling interests		–	–
Total equity		7,933	7,331
Total liabilities and equity		$9,522	$8,539
Commitments and contingent liabilities	2.5, 2.8, 2.16 and 2.20

The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except share and per equity share data)

	Note	2014	2013	2012
Revenues		$8,249	$7,398	$6,994
Cost of sales		5,292	4,637	4,118
Gross profit		2,957	2,761	2,876
Operating expenses:
Selling and marketing expenses		431	373	366
Administrative expenses		547	479	497
Total operating expenses		978	852	863
Operating profit		1,979	1,909	2,013
Other income, net	2.13	440	433	397
Profit before income taxes		2,419	2,342	2,410
Income tax expense	2.16	668	617	694
Net profit		$1,751	$1,725	$1,716
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability / asset (Refer to Note 2.11.1)		–	–	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets (Refer to Note 2.2 and 2.16)		(17)	1	(2)
Exchange differences on translation of foreign operations		(616)	(404)	(760)
Total other comprehensive income, net of tax		$(633)	$(403)	$(762)
Total comprehensive income		$1,118	$1,322	$954
Profit attributable to:
Owners of the company		$1,751	$1,725	$1,716
Non-controlling interests		–	–	–
		$1,751	$1,725	$1,716
Total comprehensive income attributable to:
Owners of the company		$1,118	$1,322	$954
Non-controlling interests		–	–	–
		$1,118	$1,322	$954
Earnings per equity share
Basic ($)		3.06	3.02	3.00
Diluted ($)		3.06	3.02	3.00
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		571,402,566	571,399,238	571,365,494
Diluted		571,402,566	571,400,091	571,396,142

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except share data)

	Shares (1)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2011	571,317,959	$64	$702	$5,294	$62	$6,122
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(501)	–	(501)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,716	–	1,716
Exchange differences on translation of foreign operations	–	–	–	–	(760)	(760)
Balance as of March 31, 2012	571,396,401	$64	$703	$6,509	$(700)	$6,576
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(568)	–	(568)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	1	1
Net profit	–	–	–	1,725	–	1,725
Exchange differences on translation of foreign operations	–	–	–	–	(404)	(404)
Balance as of March 31, 2013	571,402,566	$64	$704	$7,666	$(1,103)	$7,331
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11.1)	–	–	–	–	–	–
Change in accounting policy - Adoption of Revised IAS 19 (Refer to Note 2.11.1)	_		_	(6)	9	3
Dividends (including corporate dividend tax)	–	–	–	(519)	–	(519)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	(17)	(17)
Net profit	–	–	–	1,751	–	1,751
Exchange differences on translation of foreign operations	–	–	–	–	(616)	(616)
Balance as of March 31, 2014	571,402,566	$64	$704	$8,892	$(1,727)	$7,933

(1)	excludes treasury shares of 2,833,600 held by consolidated trusts.
The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(Dollars in millions)

	Note	2014	2013	2012
Operating activities:
Net profit		$1,751	$1,725	$1,716
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	226	207	195
Income on available-for-sale financial assets and certificates of deposit		(44)	(45)	(8)
Income tax expense	2.16	668	617	694
Other non-cash item		–	1	1
Effect of exchange rate changes on assets and liabilities		8	4	7
Deferred purchase price	2.3	31	10	–
Reversal of contingent consideration		(5)	–	–
Changes in working capital
Trade receivables		(209)	(181)	(247)
Prepayments and other assets		(60)	(83)	(13)
Unbilled revenue		(62)	(87)	(131)
Trade payables		5	23	(5)
Client deposits		1	4	(1)
Unearned revenue		(27)	49	6
Other liabilities and provisions		358	97	123
Cash generated from operations		2,641	2,341	2,337
Income taxes paid	2.16	(638)	(603)	(656)
Net cash provided by operating activities		2,003	1,738	1,681
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(451)	(382)	(301)
Payment on acquisition of intangible assets		–	(2)	(19)
Payment for acquisition of business, net of cash acquired		–	(213)	(41)
Loans to employees		(4)	(11)	(5)
Deposits placed with corporation		(37)	(45)	(23)
Income from available-for-sale financial assets and certificates of deposit		33	41	6
Investment in quoted debt securities		(154)	(69)	–
Investment in certificates of deposit		(210)	–	(75)
Redemption of certificates of deposit		74	67	31
Investment in liquid mutual funds		(3,731)	(4,029)	(1,247)
Redemption of liquid mutual funds		3,681	3,716	1,245
Investment in fixed maturity plan securities		(24)	–	–
Net cash used in investing activities		(823)	(927)	(429)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		–	1	1
Repayment of borrowings taken over from Lodestone		–	(16)	–
Payment of dividends (including corporate dividend tax)		(519)	(568)	(501)
Net cash used in financing activities		(519)	(583)	(500)
Effect of exchange rate changes on cash and cash equivalents		(351)	(254)	(442)
Net increase in cash and cash equivalents		661	228	751
Cash and cash equivalents at the beginning	2.1	4,021	4,047	3,737
Cash and cash equivalents at the end	2.1	$4,331	$4,021	$4,047
Supplementary information:
Restricted cash balance	2.1	$53	$56	$52

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees’ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company was listed in NYSE Euronext London and NYSE Euronext Paris on February 20, 2013.

The Group’s consolidated financial statements were authorized for issue by the company’s Board of Directors on May 9, 2014.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3 Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013:

a.	Amendments to IFRS 7 Financial Instruments: Disclosures*
b.	IFRS 10 Consolidated Financial Statements (2011) (Refer to Note 1.4)
c.	IFRS 11 Joint Arrangements*
d.	IFRS 12 Disclosure of Interests in Other Entities*
e.	IFRS 13 Fair Value Measurement
f.	Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer to statement of comprehensive income)
g.	IAS 19 Employee Benefits (2011) (Revised IAS 19) Refer to Note 1.19.1
h.	Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*

IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement”, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements due to the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the notes “Available-for-sale Financial assets” and “Financial Instruments” of these consolidated financial statements.

Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer to statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

* The adoption of these standards does not have any impact on the consolidated financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of the adoption of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

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

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also refer to Note 2.16.

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

1.7 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised ratably over the term of the underlying maintenance arrangement.

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

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell.

1.9 Business combinations

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

1.10 Goodwill

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

1.11 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed at each financial year end.

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

1.12 Financial instruments

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

a. Non-derivative financial instruments

i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit are negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

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

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. Although the group believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

1.13 Impairment

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

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the assets.

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

1.14 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.15 Provisions

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

a. Post sales client support

The group provides its clients with a fixed-period post-sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

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

1.16 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, Infosys Consulting India and Edgeverve is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and Infosys Americas are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million).

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

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.17 Earnings per equity share

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

1.18 Income taxes

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

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.19 Employee benefits

1.19.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability.

The Group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability / asset through other comprehensive income. Further it also requires the interest expense income on plan assets to be considered in the profit and loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields, is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.19.2 Superannuation

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

1.19.3 Provident fund

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

1.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.20 Share-based compensation

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

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.23 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.24 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.25 Government grants

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

1.26 Recent accounting pronouncements

1.26.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS,9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for companies to adopt IFRS 9 has not yet been determined. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities:

In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

–	an entity currently has a legally enforceable right to set-off if that right is
	–	not contingent on a future event; and
	–	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
–	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
	–	eliminate or result in insignificant credit and liquidity risk; and
	–	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of IAS 32 amendments and these requirements are not expected to have a material impact on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Cash and bank deposits	$3,729	$3,449
Deposits with corporations	602	572
	$4,331	$4,021

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of $53 million and $56 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Current accounts
ANZ Bank, Taiwan	–	1
Bank of America, USA	119	167
Bank of America, Mexico	1	1
Bank of Zachodni WBK S.A.	–	1
Barclays Bank, UK	19	2
CIC, France	1	–
Citibank N.A., Australia	13	32
Citibank N.A., Brazil	6	3
Citibank N.A., China	9	9
Citibank N.A., Dubai	–	1
Citibank N.A., Japan	2	3
Citibank N.A., India	1	3
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	–
Citibank EEFC, India (U.S. dollar account)	–	21
Commerzbank, Germany	1	2
Deutsche Bank, Belgium	2	2
Deutsche Bank, Czech Republic	–	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	–
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, France	1	1
Deutsche Bank, Germany	6	3
Deutsche Bank, India	1	2
Deutsche Bank, Netherlands	3	2
Deutsche Bank, Philippines	1	–
Deutsche Bank, Philippines (U.S. dollar account)	5	1
Deutsche Bank, Poland	–	2
Deutsche Bank, Russia(U.S. Dollar Account)	2	–
Deutsche Bank, Singapore	2	–
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	12	13
Deutsche Bank-EEFC, India (Euro account)	1	4
Deutsche Bank-EEFC, India (U.S. dollar account)	11	12
Deutsche Bank-EEFC, India (Australian Dollar account)	1	–
Deutsche Bank-EEFC, India (U.K. Pound Sterling account)	2	–
HSBC Bank, Brazil	1	–
ICICI Bank, India	6	9
ICICI Bank-EEFC, India (U.S. dollar account)	3	2
ICICI Bank-EEFC, India (U.K. Pound Sterling account)	–	1
ING, Belgium	1	–
Nordbanken, Sweden	3	–
Royal Bank of Canada, Canada	4	3
Royal Bank of Scotland, China	6	9
Royal Bank of Scotland, China (U.S. Dollar account)	1	1
State Bank of India, India	1	–
Punjab National Bank, India	2	1
UBS AG, Switzerland	1	–
Westpac, Australia	1	–
	$259	$317
Deposit accounts
Andhra Bank, India	$126	$130
Allahabad Bank, India	169	51
ANZ Bank, Taiwan	–	1
Axis Bank, India	180	195
Bank of America, USA	–	3
Bank of Baroda, India	368	354
Bank of India, India	424	348
Canara Bank, India	393	403
Central Bank of India, India	260	232
Citibank N.A., China	3	14
Corporation Bank, India	189	143
Deutsche Bank, Poland	21	10
Federal Bank, India	–	5
ICICI Bank, India	501	478
IDBI Bank, India	286	183
Indusind Bank, India	4	–
ING Vysya Bank, India	33	16
Indian Overseas Bank, India	120	81
Jammu and Kashmir Bank, India	4	5
Kotak Mahindra Bank, India	4	52
National Australia Bank Limited, Australia	15	1
Oriental Bank of Commerce, India	15	152
Punjab National Bank, India	13	–
Ratnakar Bank, India	–	1
State Bank of Hyderabad, India	–	129
State Bank of India, India	10	11
South Indian Bank, India	4	12
Syndicate Bank, India	144	–
Union Bank of India, India	3	15
Vijaya Bank, India	143	70
Yes Bank, India	38	37
	$3,470	$3,132
Deposits with corporations
HDFC Limited, India	$602	$572
	$602	$572
Total	$4,331	$4,021

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investments in mutual fund units, quoted debt securities and unquoted equity securities are as follows:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	$342	$320
Fixed Maturity Plan Securities
Cost	$24	–
Gross unrealised holding gains	1	–
Fair value	$25	–
	$367	$320
Non-Current
Quoted debt securities:
Cost	$225	$69
Gross unrealised holding gains / (losses)	(18)	2
Fair value	$207	$71
Unquoted equity securities:
Cost	–	–
Gross unrealised holding gains	1	1
Fair value	$1	$1
	$208	$72
Total available-for-sale financial assets	$575	$392

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of March 31, 2014 and March 31, 2013 is $342 million and $320 million, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

The company has invested in fixed maturity plan securities. The fair value as of March 31, 2014 is $25 million. The unrealized gain of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2014.

Quoted debt securities:

The company has invested in quoted debt securities. The fair value of the non-current quoted debt securities as of March 31, 2014 and March 31, 2013 is $207 million and $71 million, respectively. The net unrealized loss of $18 million net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value is based on the quoted prices.

The unrealised gain of $2 million, net of taxes of less than $1 million has been recognised in other comprehensive income for the year ended March 31, 2013.

Unquoted equity securities:

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2014 and March 31, 2013, the remaining 2,154,100 shares were fair valued at $1 million. The fair value has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2014.

Unrealized loss of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2013.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for cash consideration of $37 million and contingent consideration of up to $20 million. The fair values of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with total revenues of $100 million or more, the aforesaid period could be extended by 2 years.

The fair value of the contingent consideration was determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration were the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., the company conducted an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at $3 million and $4 million, respectively and the related liability no longer required was reversed in the statement of comprehensive income. The contingent consideration was estimated to be in the range between $4 million and $6 million.

During the year ended March 31, 2014, the liability related to the contingent consideration increased by less than $1 million due to passage of time.

During March 2014, an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to the contingent consideration was conducted and the entire contingent consideration was reversed in the statement of comprehensive income as it was estimated that the liability is no longer required.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for cash consideration of $1 million and deferred consideration of $1 million. Consequent to the transaction, intangible assets of $1 million and goodwill of $1 million have been recorded. The intangible customer contracts and relationships and software are amortized over a period of five years and four months, respectively, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the year ended March 31, 2014, based on an assessment made by the management, deferred consideration of $1 million has been reversed in the statement of comprehensive income, as the same is no longer payable.

On January 4, 2012, Infosys BPO acquired 100% of the voting interests in Portland Group Pty Ltd, a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

The business acquisition has strengthened Infosys BPO’s capabilities and domain expertise in its sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. The excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	4	–	4
Intangible assets - Customer contracts and relationships	–	8	8
Deferred tax liabilities on intangible assets	–	(2)	(2)
	5	6	11
Goodwill			30
Total purchase price			$41

The goodwill is not tax deductible.

The acquisition date fair value of the total consideration transferred is $41 million in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was $8 million. As of March 31, 2013, the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of $1 million related to the acquisition have been included under cost of sales in the consolidated statement of comprehensive income for the year ended March 31, 2012.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG (Infosys Lodestone), a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

The business acquisition has strengthened Infosys’ consulting and systems integration (C&SI) capabilities and has enabled Infosys to increase its global presence particularly in continental Europe, Latin America and Asia Pacific. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

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

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was $39 million. Subsequently, the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years, whereas the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets.

The fair value of total cash consideration as at the acquisition date was $219 million.

As per the share purchase agreement, approximately $112 million of deferred purchase price is payable on the third anniversary of the acquisition date to the selling shareholders of Lodestone Holding AG who will be continuously employed or otherwise engaged by the Group during the three year period from the date of acquisition. The deferred purchase price is treated as post acquisition employee remuneration expense as per IFRS 3R. For the year ended March 31, 2014 and March 31, 2013, a post-acquisition employee remuneration expense of $31 million and $10 million has been recorded in cost of sales in the statement of comprehensive income. As of March 31, 2014 and March 31, 2013, the liability towards deferred purchase price amounted to $43 million and $10 million, respectively.

The transaction costs of $2 million related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Current
Rental deposits	$2	$4
Security deposits with service providers	2	6
Loans and advances to employees	35	26
Prepaid expenses (1)	19	14
Interest accrued and not due	3	18
Withholding taxes (1)	176	147
Deposit with corporation	163	140
Advance payments to vendors for supply of goods (1)	15	11
Premiums held in trust (2)	23	22
Other assets	2	3
	$440	$391
Non-current
Loans and advances to employees	$6	$15
Security deposits with service providers	10	6
Deposit with corporation	7	7
Prepaid gratuity (1)	2	6
Prepaid expenses (1)	2	2
Rental Deposits	10	8
	$37	$44
	$477	$435
Financial assets in prepayments and other assets	$263	$255

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity (Refer to Note 2.9).

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2013	$157	$773	$231	$347	$147	$5	$306	$1,966
Additions	48	136	73	125	33	2	60	477
Deletions (1)	–	–	(1)	(5)	–	(1)	(30)	(37)
Translation difference	(15)	(70)	(19)	(23)	(10)	–	(31)	(168)
Gross Carrying value as of March 31, 2014	190	839	284	444	170	6	305	2,238
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(49)	(35)	(109)	(21)	–	–	(214)
Accumulated depreciation on deletions	–	–	–	4	–	1	–	5
Translation difference	–	24	14	17	7	–	–	62
Accumulated depreciation as of March 31, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Carrying value as of March 31, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of March 31, 2013	$157	$498	$77	$107	$44	$2	$306	$1,191

(1) Proceeds on sale of property, plant and equipment during the year ended March 31, 2014 was $1 million.

During fiscal 2014, certain assets which were not in use having gross book value of $1 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2012	$140	$760	$246	$273	$151	$2	$203	$1,775
Additions	26	61	34	127	24	1	115	388
Additions through business combinations	–	–	–	2	5	3	–	10
Deletions (1)	(1)	–	(36)	(39)	(24)	–	–	(100)
Translation difference	(8)	(48)	(13)	(16)	(9)	(1)	(12)	(107)
Gross Carrying value as of March 31, 2013	157	773	231	347	147	5	306	1,966
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Depreciation	–	(50)	(43)	(75)	(31)	(1)	–	(200)
Accumulated depreciation on acquired assets	–	–	–	(1)	(2)	(2)	–	(5)
Accumulated depreciation on deletions	–	–	37	38	24	–	–	99
Translation difference	–	16	8	12	6	1	–	43
Accumulated depreciation as of March 31, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Carrying value as of March 31, 2013	157	498	77	107	44	2	306	1,191
Carrying value as of March 31, 2012	$140	$519	$90	$59	$51	$1	$203	$1,063

(1) Proceeds on sale of property, plant and equipment during the year ended March 31, 2013 was $1 million.

During fiscal 2013, certain assets which were not in use having gross book value of $97 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	$124	$813	$288	$299	$173	$1	$118	$1,816
Additions	33	50	33	61	22	–	106	305
Additions through business combinations	–	–	–	–	1	–	–	1
Deletions (1)	–	–	(40)	(54)	(27)	–	–	(121)
Translation difference	(17)	(103)	(35)	(33)	(18)	1	(21)	(226)
Gross Carrying value as of March 31, 2012	140	760	246	273	151	2	203	1,775
Accumulated depreciation as of April 1, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)
Depreciation	–	(52)	(51)	(55)	(33)	(1)	–	(192)
Accumulated depreciation on deletions	–	–	40	54	27	–	–	121
Translation difference	–	30	21	27	11	–	–	89
Accumulated depreciation as of March 31, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Carrying value as of March 31, 2012	140	519	90	59	51	1	203	1,063
Carrying value as of March 31, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086

(1) Proceeds on sale of property, plant and equipment during the year ended March 31, 2012 was less than $1 million.

During fiscal 2012, certain assets which were not in use having gross book value of $112 million (carrying value nil) were retired.

The depreciation expense for the year ended March 31, 2014, 2013 and 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $60 million and $66 million as of March 31, 2014 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $227 million and $312 million as of March 31, 2014 and March 31, 2013, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Carrying value at the beginning	$364	$195
Goodwill recognized on Infosys Lodestone acquisition (Refer to Note 2.3)	–	180
Goodwill recognized on Seabury & Smith acquisition (Refer to Note 2.3)	–	1
Translation differences	(4)	(12)
Carrying value at the end	$360	$364

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

Effective quarter ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer to Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2014.

 (Dollars in millions)

Segments	As of
March 31, 2014
Financial services	$75
Insurance	50
Manufacturing	76
Energy, communication and services	35
Resources and utilities	16
Life sciences and healthcare	22
Retail, consumer packaged goods, logistics	54
Growth markets	32
Total	$360

(Dollars in millions)

Segments	As of
March 31, 2013
Financial services	$106
Manufacturing	79
Energy, communication and services	49
Retail, consumer packaged goods, logistics	130
Total	$364

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are represented by the ‘Insurance’ segment.

The goodwill relating to Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGU‘s, which are represented by the entity‘s operating segments.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(In %)

	As of March 31,
	2014	2013
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	13.2	16.1

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	$62	$6	$4	$2	$11	$5	$2	$92
Additions	–	–	–	–	–	–	–	–
Translation differences	2	–	(1)	–	–	–	(1)	–
Gross carrying value as of March 31, 2014	64	6	3	2	11	5	1	92
Accumulated amortization as of April 1, 2013	(14)	(5)	(2)	(2)	–	(1)	–	(24)
Amortization expense	(7)	(1)	(1)	–	–	(2)	(1)	(12)
Translation differences	–	2	–	–	–	(1)	–	1
Accumulated amortization as of March 31, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Carrying value as of March 31, 2014	43	2	–	–	11	1	–	57
Carrying value as of March 31, 2013	$48	$1	$2	–	$11	$4	$2	$68

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	$28	$6	$4	$2	$11	–	–	$51
Additions through business combinations	36	–	–	–	–	5	–	41
Additions	–	–	–	–	–	–	2	2
Translation differences	(2)	–	–	–	–	–	–	(2)
Gross carrying value as of March 31, 2013	62	6	4	2	11	5	2	92
Accumulated amortization as of April 1, 2012	(11)	(3)	(1)	(2)	–	–	–	(17)
Amortization expense	(4)	(1)	(1)	–	–	(1)	–	(7)
Translation differences	1	(1)	–	–	–	–	–	–
Accumulated amortization as of March 31, 2013	(14)	(5)	(2)	(2)	–	(1)	–	(24)
Carrying value as of March 31, 2013	48	1	2	–	11	4	2	68
Carrying value as of March 31, 2012	$17	$3	$3	–	$11	–	–	$34

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Total
Gross carrying value as of April 1, 2011	$20	$3	–	$2	–	$25
Additions through business combinations	8	–	–	–	–	8
Additions	–	3	4	–	11	18
Translation differences	–	–	–	–	–	–
Gross carrying value as of March 31, 2012	28	6	4	2	11	51
Accumulated amortization as of April 1, 2011	(9)	(3)	–	(2)	–	(14)
Amortization expense	(2)	–	(1)	–	–	(3)
Translation differences	–	–	–	–	–	–
Accumulated amortization as of March 31, 2012	(11)	(3)	(1)	(2)	–	(17)
Carrying value as of March 31, 2012	17	3	3	–	11	34
Carrying value as of March 31, 2011	$11	–	–	–	–	$11

The estimated useful lives and remaining useful life of intangible assets as of March 31, 2014 are as follows:

Intangible asset	Acquisition	Useful life	Remaining Useful life
Sub-contracting rights	Asset acquisition	3	1
Land use rights	Asset acquisition	50	47
Software	Asset acquisition	5	3
Customer contracts and relationships	Philips BPO	7	1
Customer contracts and relationships	McCamish	9	5
Customer contracts and relationships	Portland	10	8
Customer contracts and relationships	Seabury and Smith	5	3
Customer contracts	Lodestone	2	1
Customer relationships	Lodestone	10	9
Brand	Lodestone	2	1

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2014, 2013 and 2012 were $12 million, $7 million and $3 million, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2014, 2013 and 2012 were $147 million, $173 million and $140 million, respectively.

2.7 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

 (Dollars in millions)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note to 2.1)	$4,331	–	–	–	$4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets (Refer to Note 2.4)	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	$6,600	36	$575	–	$7,211
Liabilities:
Trade payables	–	–	–	$29	$29
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	159	159
Other liabilities (Refer to Note 2.9)	–	–	–	644	644
Liability towards other acquisitions (Refer to Note 2.9)	–	–	–	43	43
Total	–	–	–	$881	$881

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	$4,021	–	–	–	$4,021
Available-for-sale financial assets (Refer to Note 2.2)	–	–	392	–	392
Trade receivables	1,305	–	–	–	1,305
Unbilled revenue	449	–	–	–	449
Prepayments and other assets (Refer to Note 2.4)	255	–	–	–	255
Derivative financial instruments	–	19	–	–	19
Total	$6,030	$19	$392	–	$6,441
Liabilities:
Trade payables	–	–	–	$35	$35
Client deposits	–	–	–	6	6
Employee benefit obligations		–	–	113	113
Other liabilities (Refer to Note 2.9)	–	–	–	444	444
Liability towards McCamish acquisition on a discounted basis (Refer to Note 2.9)	–	–	–	3	3
Liability towards other acquisitions (Refer to Note 2.9)	–	–	–	11	11
Total	–	–	–	$612	$612

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	$342	$342	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	$25	–	$25	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	$207	$207	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	$1	–	$1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	$36	–	$36	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

(Dollars in millions)

	As of March 31, 2013	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	$320	$320	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	$71	$71	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	$1	–	$1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	$19	–	$19	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Interest income on deposits and certificates of deposit (Refer to Note 2.13)	$356	$329	$374
Income from available-for-sale financial assets (Refer to Note 2.13)	37	42	6
	$393	$371	$380

Derivative financial instruments

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In millions)

	As of
	March 31, 2014	March 31, 2013
Forward contracts
In U.S. dollars	751	851
In Euro	64	62
In United Kingdom Pound Sterling	77	65
In Australian dollars	75	70
Option contracts
In U.S. dollars	20	–

The Group recognized a net loss on derivative financial instruments of $40 million and a net gain of $15 million for the year ended March 31, 2014 and March 31, 2013, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Not later than one month	$198	$182
Later than one month and not later than three months	467	330
Later than three months and not later than one year	393	590
	$1,058	$1,102

Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks market risk, credit risk and liquidity risk. The Group’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also have an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the group’s operations are affected as the Indian rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Aggregate amount of outstanding forward and option contracts	$1,058	$1,102
Gains / (losses) on outstanding forward and option contracts	$36	$19

The outstanding foreign exchange forward and option contracts as of March 31, 2014 and March 31, 2013, mature within 12 months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$144	$17	$33	$30	$63	$287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligations	(64)	(12)	(7)	(22)	(16)	(121)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	$1,053	$220	$140	$114	$75	$1,602

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$204	$15	$16	$34	$64	$333
Trade receivables	863	152	105	77	66	1,263
Unbilled revenue	258	58	29	19	41	405
Other assets	99	6	6	3	28	142
Trade payables	(10)	(2)	(2)	–	(6)	(20)
Client deposits	(4)	(2)	–	–	(1)	(7)
Accrued expenses	(102)	(15)	–	(5)	(19)	(141)
Employee benefit obligations	(45)	(9)	(2)	(15)	(12)	(83)
Other liabilities	(185)	(57)	10	(10)	(27)	(269)
Net assets / (liabilities)	$1,078	$146	$162	$103	$134	$1,623

For the year ended March 31, 2014, 2013 and 2012, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.48%, 0.40% and 0.50%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,394 million and $1,305 million as of March 31, 2014 and March 31, 2013, respectively and unbilled revenue amounting to $469 million and $449 million as of March 31, 2014 and March 31, 2013, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

 (In %)

	Year ended March 31,
	2014	2013	2012
Revenue from top customer	3.8	3.8	4.3
Revenue from top five customers	14.4	15.2	15.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit ratings assigned by international and domestic credit rating agencies. Available-for-sale financial assets include investment in mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,064 million and $965 million as of March 31, 2014 and March 31, 2013, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $3 million and $1 million as of March 31, 2014 and March 31, 2013, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $33 million and $16 million as of March 31, 2014 and March 31, 2013, respectively, that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	March 31, 2014	March 31, 2013
Less than 30	$229	$244
31 – 60	42	45
61 – 90	21	19
More than 90	38	32
	$330	$340

The provisions for doubtful trade receivables for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 was $23 million, $7 million and $14 million, respectively.

The movement in the provisions for doubtful trade receivables is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Balance at the beginning	$17	$17	$19
Translation differences	–	(3)	(3)
Provisions for doubtful trade receivables	23	7	14
Trade receivables written off	(4)	(4)	(13)
Balance at the end	$36	$17	$17

Liquidity risk

As of March 31, 2014, the Group had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investments in certificates of deposit of $143 million. As of March 31, 2013, the Group had a working capital of $5,347 million including cash and cash equivalents of $4,021 million and current available-for-sale financial assets of $320 million.

As of March 31, 2014 and March 31, 2013, the outstanding employee benefit obligations were $159 million and $113 million, respectively, which have been fully funded. Further, as of March 31, 2014 and March 31, 2013, the group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

 (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$29	–	–	–	$29
Client deposits	$6	–	–	–	$6
Other liabilities (Refer to Note 2.9)	$640	$4	–	–	$644
Liability towards other acquisitions on an undiscounted basis (Refer to Note 2.9)	–	$55	–	–	$55

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$35	–	–	–	$35
Client deposits	$6	–	–	–	$6
Other liabilities (Refer to Note 2.9)	$437	$3	$4	–	$444
Liability towards other acquisitions on undiscounted basis (Refer to Note 2.9)	$1	–	$15	–	$16
Liability towards McCamish acquisition on an undiscounted basis (Refer to Note 2.9)	–	$1	$3	–	$4

As of March 31, 2014 and March 31, 2013, the Group had outstanding financial guarantees of $6 million and $4 million, respectively towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2014 and March 31, 2013.

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Provision for post sales client support and other provisions	$63	$39
Provision towards visa related matters (Refer to Note 2.20)	–	–
	$63	$39

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Balance at the beginning	$39	$26	$20
Translation differences	1	(1)	(3)
Provision recognized / (reversed)	23	15	13
Provision utilized	–	(1)	(4)
Balance at the end	$63	$39	$26

Provision for post sales client support and other provisions for the year ended March 31, 2014, 2013 and 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Provision towards visa related matters amounting to $35 million (including legal costs) was created and paid during the year ended March 31, 2014.

As of March 31, 2014 and March 31, 2013, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.16) amounted to $27 million (163 crore) and $81 million (438 crore), respectively.

2.9 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Current
Accrued compensation to employees	$266	$133
Accrued expenses	308	236
Withholding taxes payable (1)	152	129
Retainage	14	15
Unamortized negative past service cost (Refer to Note 2.11.1) (1)	–	1
Liabilities of controlled trusts	25	27
Liability towards acquisition of business (Refer to Note 2.3)	–	1
Premiums held in trust (2)	23	22
Others	4	4
	$792	$568
Non-current
Liability towards acquisition of business (Refer to Note 2.3)	$43	$13
Unamortized negative past service cost (Refer to Note 2.11.1) (1)	–	2
Incentive accruals	4	7
Deferred income - government grant on land use rights(Refer to Note 2.6) (1)	7	5
	$54	$27
	$846	$595
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$644	$444
Financial liability towards McCamish acquisition on a discounted basis (Refer to Note 2.3)	–	$3
Financial liability towards McCamish acquisition on an undiscounted basis (Refer to Note 2.3)	–	$4
Financial liability towards other acquisitions (Refer to Note 2.3)	$43	$11
Financial liability towards other acquisitions on an undiscounted basis	$55	$16

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity (Refer to Note 2.4).

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

 2.10 Expenses by nature

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Employee benefit costs (Refer to Note 2.11.4)	$4,746	$4,139	$3,815
Deferred purchase price pertaining to acquisition (Refer to Note 2.3)	31	10	–
Depreciation and amortization charges (Refer to Note 2.5 and 2.6)	226	207	195
Travelling costs	280	278	233
Consultancy and professional charges	83	93	99
Rates and taxes	17	15	13
Cost of software packages	129	115	101
Third party items bought for service delivery to clients	32	27	34
Communication costs	72	66	57
Cost of technical sub-contractors	322	268	160
Consumables	5	6	6
Power and fuel	36	39	38
Repairs and maintenance	95	88	89
Commission	6	6	6
Recruitment and training	1	1	–
Branding and marketing expenses	22	26	26
Provision for post-sales client support	8	15	13
Provisions for doubtful trade receivables (Refer to Note 2.7)	23	7	14
Operating lease payments (Refer to Note 2.14)	53	45	40
Postage and courier	6	3	3
Printing and stationery	3	2	3
Insurance charges	9	8	8
Donations	2	2	5
Others (Refer to Note 2.20)	63	23	23
Total cost of sales, selling and marketing expenses and administrative expenses	$6,270	$5,489	$4,981

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2014 and March 31, 2013:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Change in benefit obligations
Benefit obligations at the beginning	$120	$118
Service cost	16	37
Interest cost	8	7
Actuarial losses / (gains)	NA	(5)
Remeasurements - Actuarial losses / (gains)*	1	NA
Benefits paid	(16)	(17)
Curtailment	–	(13)
Translation differences	(11)	(7)
Benefit obligations at the end	$118	$120
Change in plan assets
Fair value of plan assets at the beginning	$126	$121
Expected return on plan assets	NA	11
Interest Income*	8	NA
Remeasurements – Returns on plan assets excluding amounts included in interest income*	1	NA
Actuarial (losses) / gains	NA	–
Employer contributions	12	18
Benefits paid	(16)	(17)
Translation differences	(11)	(7)
Fair value of plan assets at the end	$120	$126
Funded status	$2	$6
Prepaid benefit	$2	$6

* As per Revised IAS 19

Net gratuity cost for the year ended March 31, 2014, 2013 and 2012 comprises the following components:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Service cost	$16	$37	$33
Net interest on the net defined benefit liability / (asset)*	–	NA	NA
Interest cost	NA	7	8
Expected return on plan assets	NA	(11)	(10)
Actuarial (gains) / losses	NA	(5)	(1)
Curtailment	–	(13)	–
Plan amendments	–	(1)	(1)
Net gratuity cost	$16	$14	$29

* As per Revised IAS 19

Amount for the year ended March 31, 2014 recognised in statement of other comprehensive income:

(Dollars in millions)

Year ended March 31,
2014
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	1
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(1)
–

(Dollars in millions)

	Year ended March 31,
	2014	2013
(Gain) / loss from change in demographic assumptions	3	–
(Gain) / loss from change in financial assumptions	(4)	(5)
	(1)	(5)

The Group has adopted Revised IAS 19 with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material. The impact on account of the revision in accounting policy is a reduction in retained earnings by $6 million and an increase in other comprehensive income by $9 million. The reduction in retained earnings by $6 million includes a write back of unamortized negative past service cost of $3 million.

During fiscal 2013, the company aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of $13 million for the year ended March 31, 2013, which has been recognized in the statement of comprehensive income.

The gratuity cost recognised in net profit in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

 (Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Cost of sales	$14	$12	$26
Selling and marketing expenses	1	1	2
Administrative expenses	1	1	1
	$16	$14	$29

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which was being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. On adoption of Revised IAS 19, the unamortized negative past service cost of $3 million as of March 31, 2013 has been credited to retained earnings.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and March 31, 2013 are set out below:

	As of
	March 31, 2014	March 31, 2013
Discount rate	9.2%	8.0%
Weighted average rate of increase in compensation levels	8.0%	7.3%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2014, 2013 and 2012 are set out below:

	Year ended March 31,
	2014	2013	2012
Discount rate	8.0%	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%
Rate of return on plan assets	NA*	9.5%	9.5%
Weighted average duration of defined benefit obligation*	9 years	NA	NA

* As per Revised IAS 19

The following are the assumptions used to determine the benefit obligations:

Discount rate	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
Weighted average rate of increase in compensation levels	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
Rate of return on plan assets	Rate of return for the year ended March 31, 2013 and March 31, 2012 is the average yield of the portfolio in which our plan assets are invested over a tenure equivalent to the entire life of the related obligation.
Attrition rate	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns have generally not been lower than the expected rate of return on plan assets estimated for those years.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. As of March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2014, 2013 and 2012 was $9 million, $11 million and $10 million, respectively.

As of March 31, 2014, every percentage point increase / decrease in discount rate will affect the company’s gratuity benefit obligation by approximately $6 million.

As of March 31, 2014, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect the company’s gratuity benefit obligation by approximately $4 million.

The Group expects to contribute $18 million to the gratuity trusts during the fiscal 2015.

Maturity profile of defined benefit obligation:

(Dollars in millions)

Within 1 year	21
1 - 2 year	21
2 - 3 year	21
3 - 4 year	22
4 - 5 year	24
5 - 10 years	141

Sensitivity for significant actuarial assumptions is computed by varying the actuarial assumptions used for the valuation of the defined benefit obligation by one percentage.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The company contributed $33 million, $32 million and $30 million to the superannuation plan during the year ended March 31, 2014, 2013 and 2012, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Cost of sales	$30	$29	$26
Selling and marketing expenses	2	2	2
Administrative expenses	1	1	2
	$33	$32	$30

2.11.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014 and March 31, 2013, respectively.

The details of fund and plan asset position are given below:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Plan assets at period end, at fair value	$470	$442
Present value of benefit obligation at period end	470	442
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2014	March 31, 2013
Government of India (GOI) bond yield	9.2%	8.0%
Remaining term of maturity (in years)	8	8
Expected guaranteed interest rate	8.8%	8.3%

The Group contributed $48 million, $49 million and $49 million to the provident fund during the year ended March 31, 2014, 2013 and 2012, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Cost of sales	$43	$44	$44
Selling and marketing expenses	3	3	4
Administrative expenses	2	2	1
	$48	$49	$49

2.11.4 Employee benefit costs include:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Salaries and bonus	$4,649	$4,044	$3,707
Defined contribution plans	38	37	35
Defined benefit plans	59	58	73
	$4,746	$4,139	$3,815

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Cost of sales	$4,222	$3,697	$3,377
Selling and marketing expenses	356	294	283
Administrative expenses	168	148	155
	$4,746	$4,139	$3,815

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2014, March 31, 2013 and March 31, 2012.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability / asset.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2014, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

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

Consequent to the requirements of the Act, the company has transferred $153 million, $167 million and $144 million, to general reserves during the year ended March 31, 2014, 2013 and 2012, respectively. As of March 31, 2014 and March 31, 2013 the group has $1,752 million and $1,523 million, respectively, in its general reserves.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2014, 2013 and 2012 was $0.82 (47.00), $0.86 (47.00) and $0.76 (35.00), respectively.

The Board of Directors, in their meeting on April 15, 2014, proposed a final dividend of approximately $0.72 per equity share (43.00 per equity share). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014, and if approved, would result in a cash outflow of approximately $482 million, inclusive of corporate dividend tax.

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

As of March 31, 2014 and March 31, 2013, the company had no shares reserved for issue under the employee stock option plans, respectively.

2.13 Other income

Other income consists of the following:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Interest income on deposits and certificates of deposit	$356	$329	$374
Exchange gains / (losses) on forward and options contracts	(40)	15	(57)
Exchange gains / (losses) on translation of other assets and liabilities	78	33	70
Income from available-for-sale financial assets	37	42	6
Others	9	14	4
	$440	$433	$397

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $53 million, $45 million and $40 million for the year ended March 31, 2014, 2013 and 2012, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Within one year of the balance sheet date	$43	$39
Due in a period between one year and five years	$94	$81
Due after five years	$48	$21

A majority of the group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements contain a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently, no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee (now known as the management development and compensation committee), all of whom are independent members of the Board of Directors and through the Infosys Limited ‘Employees' Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013 and March 31, 2012 are set out below.

	Year ended March 31, 2013		Year ended March 31, 2012
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	$15
Forfeited and expired	–	–	(480)	$18
Exercised	–	–	(49,590)	$15
Outstanding at the end	–	–	–	–
Exercisable at the end	–	–	–	–
1999 Plan:
Outstanding at the beginning	11,683	$42	48,720	$22
Forfeited and expired	(5,518)	$39	(8,185)	$9
Exercised	(6,165)	$39	(28,852)	$13
Outstanding at the end	–	–	11,683	$42
Exercisable at the end	–	–	7,429	$42

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2013 and March 31, 2012 were Nil and $58.18, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 and March 31, 2012 were $43.53 and $56.18, respectively.

The share-based compensation recorded for each of the years ended March 31, 2014, 2013 and 2012 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Current taxes
Domestic taxes	$585	$544	$630
Foreign taxes	124	97	54
	$709	$641	$684
Deferred taxes
Domestic taxes	$(29)	$(27)	$12
Foreign taxes	(12)	3	(2)
	$(41)	$(24)	$10
Income tax expense	$668	$617	$694

Income tax expense for the year ended March 31, 2014, 2013 and 2012 includes reversals (net of provisions) of $4 million, Nil and $22 million, respectively, pertaining to earlier periods.

Entire deferred income tax for the year ended March 31, 2014 relates to origination and reversal of temporary differences. The deferred income tax credit for the year ended March 31, 2013 includes $4 million relating to changes in the tax rate from 32.45% to the substantively enacted tax rate of 33.99%. The increase in the tax rate to 33.99% is consequent to changes made in the Finance Act 2013. The remaining deferred income tax for year ended March 31, 2013 relates to origination and reversal of temporary differences. The entire deferred income tax for the year ended March 31, 2012 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon the transfer of the asset and liabilities of Infosys Consulting Inc., to Infosys Limited.

A reversal of deferred tax liability of $2 million, less than $1 million and $1 million relating to an available-for-sale financial asset has been recognized in other comprehensive income during the year ended March 31, 2014, 2013 and 2012, respectively.

The company, as an Indian resident, is required to pay taxes in India on the Company’s entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which are reflected as domestic taxes. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. The geographical segment disclosures on revenue in note 2.19.2 are solely based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Profit before income taxes	$2,419	$2,342	$2,410
Enacted tax rates in India	33.99%	32.45%	32.45%
Computed expected tax expense	$822	$760	$782
Tax effect due to non-taxable income for Indian tax purposes	(273)	(202)	(202)
Overseas taxes	99	72	96
Tax reversals, overseas and domestic	(4)	–	(22)
Effect of exempt non-operating income	(13)	(17)	(2)
Effect of unrecognized deferred tax assets	11	9	8
Effect of differential overseas tax rates	1	(1)	(3)
Effect of non-deductible expenses	47	8	3
Taxes on dividend received from subsidiary	1	2	20
Temporary difference related to branch profits tax	(8)	5	13
Additional deduction on research and development expense	(15)	(15)	–
Others	–	(4)	1
Income tax expense	$668	$617	$694

The applicable Indian statutory tax rate for the year ended March 31, 2014, 2013 and 2012 is 33.99%, 32.45% and 32.45%, respectively. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act 2013.

During the year ended March 31, 2014 and March 31, 2013, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which is effective from November 23, 2011. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the units registered under the Software Technology Parks Scheme (STP) and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $273 million, $202 million and $202 million for the year ended March 31, 2014, 2013 and 2012, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the year ended March 31, 2014, 2013 and 2012 was $0.48, $0.35 and $0.35, respectively.

The company is subject to a 15% Branch Profit Tax (BPT) in the United States to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2014, Infosys' U.S. branch net assets amounted to approximately $715 million. As of March 31, 2014, the Company has provided for branch profit tax of $51 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $505 million and $396 million as of March 31, 2014 and March 31, 2013, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2014 and March 31, 2013:

	As of
	March 31, 2014	March 31, 2013
Income tax assets	$254	$201
Current income tax liabilities	(365)	(245)
Net current income tax assets / (liabilities) at the end	$(111)	$(44)

The gross movement in the current income tax asset / (liability) for the year ended March 31, 2014, 2013 and 2012 is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Net current income tax asset / (liability) at the beginning	$(44)	$(3)	$40
Additions through business combination	–	(2)	–
Translation differences	4	(1)	(15)
Income tax paid	638	603	656
Current income tax expense (Refer to Note 2.16)	(709)	(641)	(684)
Income tax on other comprehensive income	–	–	–
Net current income tax asset / (liability) at the end	$(111)	$(44)	$(3)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets
Property, plant and equipment	$65	$66
Minimum alternate tax credit carry-forwards	3	7
Computer software	8	8
Trade receivables	8	4
Compensated absences	45	27
Accrued compensation to employees	7	6
Accumulated losses	1	7
Post sales clients support	16	12
Available for sale financial assets	2	–
Others	6	5
Total deferred income tax assets	$161	$142
Deferred income tax liabilities
Temporary difference related to branch profits	$(51)	$(58)
Intangible assets	(11)	(13)
Total deferred income tax liabilities	$(62)	$(71)
Deferred income tax assets after set off	$110	$94
Deferred income tax liabilities after set off	$(11)	$(23)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets to be recovered after 12 months	$106	$111
Deferred income tax assets to be recovered within 12 months	55	31
Total deferred income tax assets	$161	$142
Deferred income tax liabilities to be settled after 12 months	$(47)	$(47)
Deferred income tax liabilities to be settled within 12 months	(15)	(24)
Total deferred income tax liabilities	$(62)	$(71)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2014, 2013 and 2012 is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Net deferred income tax asset at the beginning	$71	$60	$85
Additions through business combination (Refer to note 2.3)	–	(7)	–
Translation differences	(15)	(6)	(16)
Credits relating to temporary differences	41	24	(10)
Temporary difference on available-for-sale financial assets	2	–	1
Net deferred income tax asset at the end	$99	$71	$60

The credits relating to temporary differences during the year ended March 31, 2014 are primarily on account of compensated absences, trade receivables, accrued compensation to employees, post sales client support and property, plant and equipment. The credits relating to temporary differences during the year ended March 31, 2013 are primarily on account of compensated absences, property, plant and equipment and other provisions which are not tax-deductible in the current year. The debits / credits relating to temporary differences during the year ended March 31, 2012 are primarily on account of compensated absences, accrued compensation to employees, property, plant and equipment and utilization of deferred income tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc., to Infosys Limited.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ units and SEZ developer units. Infosys Limited had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability has been fully set off against normal tax liabilities of the subsequent years. Consequently the deferred income tax asset pertaining to MAT credit is Nil as of March 31, 2014 and March 31, 2013. Infosys BPO had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability is being brought forward and set off against future tax liabilities computed under normal tax provisions. A deferred income tax asset of $3 million and $7 million pertaining to MAT credit has been recognized on the balance sheet of the company as of March 31, 2014 and March 31, 2013, respectively, which is being carried forward for a period of ten years from the year of recognition.

As of March 31, 2014 and March 31, 2013, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to the authorities of $286 million (1,716 crore) and $200 million (1,087 crore)) amounted to $ 3 million (19 crore) and $18 million (97 crore), respectively.

Demands from the Indian income tax authorities include payments of additional tax of $258 million (1,548 crore), including interest of $72 million (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act, 1961. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management and its tax advisors, believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2014	2013	2012
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	571,402,566	571,399,238	571,365,494
Effect of dilutive common equivalent shares - share options outstanding	–	853	30,648
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	571,400,091	571,396,142

(1)	Excludes treasury shares

For the year ended March 31, 2014, 2013 and 2012, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2014	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S de R L de CV (3) (15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd (3)(4) (Refer to Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	–
Lodestone Holding AG (6) (Refer to note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc (7)(13)	Canada	–	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013.
(2)	Incorporated effective June 25, 2013.
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012 Infosys BPO acquired 100% of the voting interests in Portland Group Pty Ltd.
(5)	Under liquidation.
(6)	On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG.
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012.
(8)	Liquidated effective February 14, 2013.
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012.
(10)	Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation.
(11)	Incorporated effective January 10, 2013.
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG.
(13)	Liquidated effective December 31, 2013.
(14)

Incorporated effective February 14, 2014.

Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

(15)	Incorporated effective February 14, 2014.

During the year ended March 31, 2013 and March 31, 2012, Infosys Australia paid a dividend of $15 million and $120 million, respectively to its holding company, Infosys Limited, and the tax on such dividend received was $2 million and $20 million, respectively.

During the year ended March 31, 2014, Infosys BPO (Poland) Sp.Z.o.o paid a dividend of $4 million, to its holding company, Infosys BPO and the tax on such dividend received was $1 million.

During the year ended March 31, 2014 and March 31, 2013, Lodestone Management Consultants AG paid a dividend of $8 million and $12 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

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

Refer to Note 2.11 for information on transactions relating to the post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprises directors and members of the executive council:

(Dollars in millions)

	Year ended March 31,
	2014	2013	2012
Salaries and other employee benefits to whole-time directors and members of executive council	$10	$7	$8
Commission and other benefits to non-executive / independent directors	2	2	2
Total	$12	$9	$10

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated.

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

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practical to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

 (Dollars in millions)

Year ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	$2,419	$1,785	$1,305	$1,373	$559	$808	$8,249
Identifiable operating expenses	1,109	916	592	650	291	371	3,929
Allocated expenses	595	465	340	358	146	211	2,115
Segment profit	715	404	373	365	122	226	2,205
Unallocable expenses							226
Operating profit							1,979
Other income, net							440
Profit before income taxes							2,419
Income tax expense							668
Net profit							$1,751
Depreciation and amortization							$226
Non-cash expenses other than depreciation and amortization							–

(Dollars in millions)

Year ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	$2,244	$1,532	$1,176	$1,256	$434	$756	$7,398
Identifiable operating expenses	980	737	543	546	201	344	3,351
Allocated expenses	567	405	311	332	115	200	1,930
Segment profit	697	390	322	378	118	212	2,117
Unallocable expenses							208
Operating profit							1,909
Other income, net							433
Profit before income taxes							2,342
Income tax expense							617
Net profit							$1,725
Depreciation and amortization							$207
Non-cash expenses other than depreciation and amortization							$1

(Dollars in millions)

Year ended March 31, 2012	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	$2,233	$1,348	$1,205	$1,156	$388	$664	$6,994
Identifiable operating expenses	939	593	513	475	174	277	2,971
Allocated expenses	559	355	318	305	102	175	1,814
Segment profit	735	400	374	376	112	212	2,209
Unallocable expenses							196
Operating profit							2,013
Other income, net							397
Profit before income taxes							2,410
Income tax expense							694
Net profit							$1,716
Depreciation and amortization							$195
Non-cash expenses other than depreciation and amortization							$1

2.19.2 Geographic segments

 (Dollars in millions)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	$5,005	$2,015	$213	$1,016	$8,249
Identifiable operating expenses	2,385	990	109	445	3,929
Allocated expenses	1,318	512	46	239	2,115
Segment profit	1,302	513	58	332	2,205
Unallocable expenses					226
Operating profit					1,979
Other income, net					440
Profit before income taxes					2,419
Income tax expense					668
Net profit					$1,751
Depreciation and amortization					$226
Non-cash expenses other than depreciation and amortization					–

(Dollars in millions)

Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	$4,601	$1,713	$154	$930	$7,398
Identifiable operating expenses	2,065	786	91	409	3,351
Allocated expenses	1,216	448	35	231	1,930
Segment profit	1,320	479	28	290	2,117
Unallocable expenses					208
Operating profit					1,909
Other income, net					433
Profit before income taxes					2,342
Income tax expense					617
Net profit					$1,725
Depreciation and amortization					$207
Non-cash expenses other than depreciation and amortization					$1

(Dollars in millions)

Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$4,468	$1,532	$155	$839	$6,994
Identifiable operating expenses	1,892	668	77	334	2,971
Allocated expenses	1,177	397	35	205	1,814
Segment profit	1,399	467	43	300	2,209
Unallocable expenses					196
Operating profit					2,013
Other income, net					397
Profit before income taxes					2,410
Income tax expense					694
Net profit					$1,716
Depreciation and amortization					$195
Non-cash expenses other than depreciation and amortization					$1

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2014, 2013 and 2012.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the U.S. Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that:

the company will pay to the United States an aggregate amount equal to $34 million;

the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and

within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);

the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits;

the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and

the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge related to the Settlement Agreement including legal costs of $35 million in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amounts were paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful trade receivables

(Dollars in millions)

Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2014	$17	–	$23	$(4)	$36
Fiscal 2013	$17	$(3)	$7	$(4)	$17
Fiscal 2012	$19	$(3)	$14	$(13)	$17

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
**4.2	Registrant’s 1998 Stock Option Plan
**4.3	Registrant’s Employee Stock Offer Plan
**4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
*******4.5	Form of Indemnification Agreement
****4.6	Registrant’s 1999 Stock Option Plan
*****4.7	Form of Employment Agreement with Employee Directors
8.1	List of Subsidiaries
********11.1	Whistleblower Policy
*******11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant’s Specimen Certificate for Equity Shares
*******15.2	Audit Committee Charter
*******15.3	Management Development and Compensation Committee Charter
*******15.4	Nominations and Governance Committee Charter
******15.5	Risk Management Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-3 ASR (File No. 333-138491) filed on November 7, 2006.
**	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
***	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004.
****	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.
*****	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on April 26, 2005.
******	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 2, 2007.
*******	Incorporated by reference to Exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********	Incorporated by reference to Exhibit filed with Registrant’s Current Report on Form 6-K filed on April 18, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ S.D. Shibulal

Date: May 9, 2014	S. D. Shibulal Chief Executive Officer