Form 20-F
period 2015-03-31
Infosys Ltd
filed 2015-05-20
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to _________

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

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value 5/- per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 1,148,472,332 Equity Shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “” or “Rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Limited and our consolidated subsidiaries and associates unless specifically indicated otherwise or the context indicates otherwise. “Infosys” is a registered trademark of Infosys Limited in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

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

On March 31, 2015, this exchange rate was 62.50 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the years ended March 31, 2015, 2014, 2013, 2012 and 2011 and the summary consolidated balance sheet data as of March 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

 (Dollars in millions, except per equity share and equity share data)

Comprehensive Income Data	Fiscal
	2015	2014	2013	2012	2011
Revenues	8,711	8,249	7,398	6,994	6,041
Cost of sales	5,374	5,292	4,637	4,118	3,497
Gross profit	3,337	2,957	2,761	2,876	2,544
Operating expenses:
Selling and marketing expenses	480	431	373	366	332
Administrative expenses	599	547	479	497	433
Total operating expenses	1,079	978	852	863	765
Operating profit	2,258	1,979	1,909	2,013	1,779
Other income, net	560	440	433	397	267
Share in associate’s profit/(loss)	–	–	–	–	–
Profit before income taxes	2,818	2,419	2,342	2,410	2,046
Income tax expense	805	668	617	694	547
Net profit	2,013	1,751	1,725	1,716	1,499
Earnings per equity share:
Basic ($)(1)	1.76	1.53	1.51	1.50	1.31
Diluted ($)(1)	1.76	1.53	1.51	1.50	1.31
Weighted average equity shares used in computing earnings per equity share:
Basic(1)	1,142,805,132	1,142,805,132	1,142,798,476	1,142,730,988	1,142,360,100
Diluted(1)	1,142,821,470	1,142,805,132	1,142,800,182	1,142,792,284	1,142,736,716
Cash dividend per Equity Share ($) (2)(3)(4)	1.21	0.82	0.86	0.76	1.22
Cash dividend per Equity Share () (2)(4)	73.00	47.00	47.00	35.00	55.00

(1)	Adjusted for bonus shares
(2)	Excludes corporate dividend tax
(3)	Converted at the monthly exchange rate in the month of declaration of dividend.
(4)	Not adjusted for bonus shares

(Dollars in millions except equity share data)

Balance Sheet Data	As of March 31,
	2015	2014	2013	2012	2011
Cash and cash equivalents	4,859	4,331	4,021	4,047	3,737
Available-for-sale financial assets, current	140	367	320	6	5
Investments in certificates of deposit	–	143	–	68	27
Net current assets	5,731	5,656	5,347	5,008	4,496
Non-current assets	3,064	2,342	2,034	1,592	1,698
Total assets	10,615	9,522	8,539	7,537	7,010
Non-current liabilities	33	65	50	24	72
Total equity	8,762	7,933	7,331	6,576	6,122
Number of shares outstanding (1)(2)	1,148,472,332	574,236,166	574,236,166	574,230,001	574,151,559

(1)	Includes treasury shares
(2)	Number of shares outstanding for the years ending March 31, 2011 to March 31, 2014 have not been adjusted for bonus shares

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee appreciates against the U.S. dollar and other foreign currencies. For fiscal 2015, 2014, 2013, 2012 and 2011, U.S. dollar denominated revenues represented 68.9%, 68.8%, 70.6%, 71.7% and 72.8% of total revenues, respectively. For the same respective periods, revenues denominated in United Kingdom Pound Sterling represented 5.9%, 5.9%, 6.4%, 6.8% and 7.2% of total revenues, revenues denominated in the Euro represented 10.2%, 10.3%, 8.8%, 7.7% and 6.9% of total revenues while revenues denominated in the Australian dollar represented 7.6%, 7.9%, 8.3%, 7.6% and 6.5% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged. The period end rates are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers' Association of India, or FEDAI.

Fiscal	Period End	Average	High	Low

2015	62.50	61.18	63.04	59.11
2014	59.92	60.75	68.56	53.71
2013	54.29	54.54	57.02	50.53
2012	50.88	48.10	54.28	44.00
2011	44.60	45.54	47.36	44.07

The following table sets forth the high and low exchange rates for the previous six months and is based on the exchange rates from Deutsche Bank, Mumbai.

Month	High	Low

April 2015	63.70	62.11
March 2015	62.93	61.75
February 2015	62.41	61.62
January 2015	63.46	61.37
December 2014	63.82	61.79
November 2014	62.06	61.34

On May 20, 2015, the fixing rate in the city of Mumbai for cash transfers in Indian rupees as published by FEDAI was 63.83.

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

Factors which lead to the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects, including large outsourcing deals;
•	changes in our pricing policies or the pricing policies of our competitors;
•	changes that affect the strength of the economy of the United States, Europe, Australia or any of the other markets in which we operate;
•	foreign currency fluctuations and the effect of our hedging activities that are intended to address such fluctuations;
•	the effect of wage pressures, seasonal hiring patterns, attrition and the time required to train and productively utilize new employees, particularly information technology (IT) professionals;
•	the proportion of services that we perform at our Development Centers globally or at our client sites;
•	the proportion of our business from sales of products and platforms compared with services, including outsourcing;
•	utilization of billable employees;
•	the size and timing of facilities expansion and the resulting depreciation and amortization costs;
•	our ability to obtain visas and comply with immigration laws in various countries in which we operate
•	unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients’ efforts to comply with regulatory requirements, reorganization of their operations, change of their management, and engagement in mergers or acquisitions;
•	the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
•	the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, transaction basis compared with time and materials contracts; and
•	unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects may cause significant variations in our operating results in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our operating results from period to period. These include:

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

In addition, the availability of visas for working in the United States may vary substantially from period to period. Visas for working in the United States may be available during one period but not another or there may be differences in the number of visas available from one period to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain periods when compared to others. For example, we incurred $53 million, $50 million and $60 million in costs for visas during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Fluctuations in visa availability may affect our operating margins and profitability in certain periods.

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

While our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as, additional tax holidays and benefits expire in the future.

Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact the operating margins.

During fiscal 2015, fiscal 2014 and fiscal 2013, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. During fiscal 2015, 2014 and 2013, the average exchange rate for one dollar was 61.18, 60.75 and 54.54, respectively. Rupee appreciation has in the past adversely impacted, and may in the future adversely impact, our operating results.

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

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity, which we define as our revenue divided by billed person months. For instance, during fiscal 2015, our revenue productivity on a blended basis, for services other than for business process management, decreased by 2.8% when compared to fiscal 2014.

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

In the fiscal year ended March 31, 2015, 2014 and 2013, 61.5%, 60.7% and 62.2% of our revenues were derived from projects in North America, respectively. In the same periods, 24.1%, 24.4% and 23.1%, of our revenues were derived from projects in Europe.

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

In the fiscal year ended March 31, 2015, 2014 and 2013, we derived 29.2%, 29.3% and 30.3% of our revenues from the financial services and insurance industry, respectively. The crisis that started in 2008 in the financial and credit markets in the United States led to significant changes in the financial services industry, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Global economic uncertainty may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Any instability or weakness in the economies of the United States or of Europe could have a material adverse impact on our revenues. In fiscal 2015, fiscal 2014 and fiscal 2013, we derived 29.2%, 29.3% and 30.3% of our revenues from clients in the financial services and insurance industry, 22.0%, 21.6% and 20.7% of our revenues from clients in the manufacturing industry, 16.1%, 15.8% and 15.9% of our revenues from clients in the energy, utilities, communication and services industry, 16.3%, 16.7% and 17.0% of our revenues from clients in the retail, consumer packaged goods and logistics industry and 6.7%, 6.8% and 5.9% of our revenues from clients in Life Sciences and Healthcare industry and 9.7%, 9.8% and 10.2% of our revenues from clients in growth market units. Any weakness in the economies of the United States or of Europe or in the business segments from which we generate revenues could have a negative effect on our business and results of operations.

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

Currency fluctuations may affect the results or our operations.

Our functional currency is the Indian rupee, although we transact a major portion of our business in several currencies, and, accordingly, face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur significant portion of our expenses in Indian rupees. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2015, fiscal 2014 and fiscal 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.52%, 0.48% and 0.40%, respectively. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2015. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables denominated in certain foreign currencies. As of March 31, 2015, we had outstanding forward contracts of U.S. $716 million, Euro 67 million, United Kingdom Pound Sterling 73 million, Australian dollar 98 million, Canadian dollar 12 million and Singapore dollar 25 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks.

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

During fiscal 2015, we derived 31.1% of our revenues in currencies other than the U.S. dollar, including 5.9%, 10.2% and 7.6% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively.

During fiscal 2015, the U.S. dollar appreciated by 6.5% and 6.7% against the Australian dollar and Euro, respectively and depreciated by 0.6% against the United Kingdom Pound Sterling.

Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

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

We believe that there is significant worldwide competition for skilled technology professionals. Additionally, technology companies, particularly in India, have increased their hiring efforts. Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies may affect our ability to hire an adequate number of skilled and experienced technology professionals and may have an adverse effect on our business, results of operations and financial condition.

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate, without accounting for attrition in our subsidiaries, has steadily increased from 14.7% for the last 12 months in fiscal 2012 to 18.9% for the last 12 months in fiscal 2015.

We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. If we are unable to motivate and retain technology professionals, this could have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation which require employers to give preferential hiring treatment to underrepresented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

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

We have grown our employee base significantly in the recent periods. Between March 31, 2010 and March 31, 2015 our total employees grew from 113,796 to 176,187. We added 15,782, 3,717, 6,694, 19,174 and 17,024 new employees, net of attrition, in the fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011 respectively.

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

Our growth strategy relies on the expansion of our operations around the world, in fiscal 2013, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm headquartered in Switzerland. In fiscal 2015, we completed the acquisition of Panaya Inc., a leading provider of automation technology with operations in several countries around the world. Furthermore, recently in April 2015, we also announced our plan to acquire Kallidus Inc. (d.b.a. Skava), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients.

The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of solutions and services that we offer. The success of our service offerings, such as application development and maintenance, consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a competitive and cost-effective manner. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

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

Intense competition in the market for technology services could affect our pricing, which could reduce our share of business from clients and decrease our revenues.

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

A large part of our revenues are dependent on our top clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2015, fiscal 2014 and fiscal 2013, our largest client accounted for 3.3%, 3.8% and 3.8% of our total revenues, respectively, and our five largest clients together accounted for 13.5%, 14.4% and 15.2% of our total revenues respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replaces its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the Board of Directors (“Board”), and the management team including our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, and members of our senior executive leadership. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, in fiscal 2015, all of the founding members of the Company who occupied executive positions resigned, resulting in significant changes to our Board. Additionally, a new Chief Executive Officer was appointed, and there were changes made to our leadership team and organization structure. We cannot assure you that the changes in the Board of Directors management team and re-organization of our business operating structure will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

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

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2015, fiscal 2014 and fiscal 2013, revenues from fixed-price, fixed-timeframe projects accounted for 42.1%, 40.8% and 40.0% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, between zero and 90 days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

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

Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.

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

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

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

In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act 2010, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction-based, pricing models. Some of our platforms and solutions, such as Software as a Service, or SaaS solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The advent of new technologies like cloud computing, artificial intelligence and new initiatives, such as data analytics, enterprise mobility and environment sustainability, and the pace of adoption of new technologies and initiatives by clients could have potential impact on our growth. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third-party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our inability to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our Development Centers globally. We currently have 100 Development Centers located in various countries around the world. Our Development Centers globally are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various Development Centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and have a material adverse effect on our business, results of operations and financial condition.

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

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain general liability insurance coverage, for damage caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services to our clients and marine insurance.

Based on management’s estimate, we have taken sufficient insurance policies to cover ourselves from potential losses we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Also, losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2015, we had contractual commitments of $252 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup investment costs incurred in developing our software products.

In fiscal 2015, fiscal 2014 and fiscal 2013, we earned 3.2%, 3.6% and 4.0% of our total revenue from software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products, which we call FinacleTM, are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example in fiscal 2013, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm. In fiscal 2015, we completed the acquisition of Panaya Inc., a leading provider of automation technology with operations in several countries around the world, and also made minority venture investments into young companies. Furthermore, recently in April 2015, we also announced our plan to acquire Kallidus Inc. (d.b.a. Skava), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences, to large retail clients.

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

Goodwill that we carry on our balance sheet could give rise to significant impairment charges in the future.

Goodwill is subject to impairment review at least annually. Impairment testing under International Financial Reporting Standards may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Risks related to Legislation and Regulatory Compliance

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

In addition, the U.S. Congress is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. If any such provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

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

As of March 31, 2015, the majority of our professionals in the United States held either H-1B visas, which are for professionals who work in a specialty occupation, or L-1 visas, which are for intra-company transfers of managers, executives or who have specialized knowledge. Both are temporary visas, but the company may sponsor employees on either visa for green cards. The U.S. Government is repeatedly considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. If such provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or USCIS, may approve in any government fiscal year which is 65,000 annually, plus 20,000 additional H-1B visas that are available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. For the H-1B Cap 2015 (current year) over 233,000 applications were received by the USCIS. The Government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access those visas.

The USCIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. Changes in L-1 visa policy, either by statute or through administrative policy, could limit our ability to transfer existing employees to the United States.

Many countries have introduced new immigration related laws, wherein companies sponsoring foreign workers would be required to demonstrate that there are no qualified and experienced local workers to fill a position to be taken by a proposed visa holder. Similar labor market protective immigration reform measures have been introduced in Canada, which include new minimum wage requirements for foreign workers, required ratios of local labor, and new minimum standards for intra-company transfers.

Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Many of these changes are making it more difficult to obtain timely visas and resulting in increased expenses. The government may also tighten adjudication standards for labor market tests. These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.

In 2011, the U.S. Department of Homeland Security (“DHS”) reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we were advised that the DHS has found errors in a significant percentage of our Forms I-9.

On October 30, 2013, we settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the U.S. Department of State, as disclosed in the Annual Report on Form 20-F for fiscal 2014. In the Settlement Agreement, we denied and disputed all allegations made by the United States, except for the allegation that we failed to maintain accurate Forms I-9 records for many of our foreign nationals in the United States in 2010 and 2011, as required by law and that such failure constituted civil violations of certain laws. Nevertheless, our entry into the Settlement Agreement resulted in significant media attention, particularly in the United States. Negative publicity about our company could adversely affect our reputation as well as our existing and potential business relationships, which could have a material and adverse effect on our results of operations and financial condition.

New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.

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

In connection with this Annual Report on Form 20-F for fiscal 2015, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2015. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The Securities and Exchange Board of India (SEBI) has on April 17, 2014 amended the equity listing agreement. These amendments seek to further strengthen the existing corporate governance norms. The amendments were effective October 1, 2014.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

The intellectual property laws of India are limited and do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. While we take utmost care in protecting our intellectual property, our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or against our customers. Our business partners may have similar claims asserted against them. Third parties, including companies with greater resources than us, may assert patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities in the software industry. The non-practicing entities are businesses establishments that hold the patents and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

The software industry is making increasing use of open source software in its development work. We also incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. While we take appropriate measures to comply with open source terms, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position, results of business operations, financial condition and relationship with client(s).

Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition

The industries in which our clients are concentrated are increasingly subject to governmental regulation and intervention. For instance, the financial services industry is subject to extensive and complex federal and state regulation. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. New or changing regulations under Dodd-Frank, as well as other regulations or legislation affecting our customers in the financial services industry, may reduce demand for our services or cause us to incur costly changes in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition.

Increased regulation, changes in existing regulation or increased government intervention in the other industries in which our clients operate also may adversely affect the growth of their respective businesses and therefore negatively impact our business, results of operations and financial condition.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

We have benefited from certain tax incentives from the Government of India that was provided for the export of software from the units registered under the Software Technology Parks scheme (‘STP’), in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and the profits earned from our STP units are now taxable.

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

These tax incentives resulted in a decrease in our income tax expense of $273 million, $273 million and $202 million for fiscal 2015, 2014 and 2013, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number for fiscal 2015, 2014 and 2013 was $0.24 each, $0.24 each and $0.18 each respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue. (Refer to Note 2.12, Equity, Item 18 of this Annual Report).

Some of our Indian software Development Centers located in Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Jaipur and Bhubaneswar currently operate in special economic zones, or SEZs, and many of our proposed Development Centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

The Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act, 1961 in the computation of book profits for the levy of a Minimum Alternate Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011, extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act, 1961 therefore has to be included in book profits for computing MAT liability. The Finance Act, 2013, had increased the surcharge on income of domestic companies having taxable income above 100,000,000 from 5% to 10%. The Finance Act, 2015 has increased the surcharge on income of domestic companies having taxable income above 100,000,000 from 10% to 12%. This has resulted in the increase in effective MAT rate to 21.3416% from 20.9605%.

Further, the Union Budget, 2015 has proposed to reduce the rate of corporate tax from 30% to 25% over the next 4 years in a phased manner starting from Financial year 2016-17, and the process of reduction in corporate tax rate would be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers,

With our growth of business in SEZ units, we may have to compute our tax liability under MAT in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability.

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

In the Finance Act, 2012, the Government of India introduced levy of service tax based on a negative list of services. Consequently, all services have become taxable, except notified exempted services. The Finance Act, 2015 has increased the rate of service tax from the present 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%.This has been notified to be applicable with effect from 1st June 2015. Further it has also introduced Swachh Bharat Cess on all or certain taxable services at a rate of 2% on the value of such taxable services, the notification for which is still awaited. This would increase the cost of input services. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from operating our business.

Further, the Union Budget, 2015 has proposed to implement Goods and Service Tax (GST) from April 1, 2016. GST will put in place a state-of-the-art indirect tax system which will integrate State economies and boost overall growth. It is proposed to subsume other taxes such as Central Excise duty, Service tax, Octroi, VAT and Sales tax, entry tax, etc., into GST, thus avoiding multiple layers of taxation that currently exist in India. Earlier the Government of India had introduced Constitution (122nd Amendment) Bill, 2014 on Goods and Services Tax (“GST”) in lower house of the Parliament (i.e. Lok Sabha) on December 19, 2014 and it was approved by Lok Sabha on May 6, 2015. This Constitution amendment bill was subsequently moved to Upper house of the Parliament (i.e. Rajya Sabha) for its approval. However it was referred to Select Committee on May 12, 2015, which shall give its report in the first week of monsoon session of Parliament. The proposed amendments in the Constitution will confer powers both to the Parliament and State legislatures to make laws for levying GST on the supply of Goods and Services on the same transaction, thereby harmonizing the Indirect Tax regime in the country.

Additionally, the Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

a)	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
b)	It results in misuse or abuse of provisions of tax laws.
c)	It lacks commercial substance or is deemed to lack commercial substance.
d)	It is carried out in a manner, which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013 vide Notification No. 75, the Government of India has notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions shall be applicable from Financial Year 2017-18.

The Finance Act, 2012 had also made certain retrospective amendments effective June 1, 1976, such as broadening the term “royalty”. Any retrospective tax amendments may adversely affect our financial condition and results of operations.

The Finance Act, 2013 had increased the tax withholding rate from 10% to 25% in respect of the payment to be made to non-residents towards "Royalty" and / or "Fees for Technical Services". However, the Finance Act, 2015 has amended the rate of tax withholding on payment made to non-residents to 10% from 25% at present subject to furnishing of Indian PAN by such non-residents. The new rates are effective from April 1, 2015. In case Double Taxation Avoidance Agreement prescribed lower withholding tax rate than the above, such rate would be applicable subject to fulfillment of prescribed conditions and documentation including furnishing of Indian PAN. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local and municipal tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with the transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.

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

Further, in certain jurisdictions in which we operate, legislations have been adopted that requires our non-resident employees working in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident employees would adversely impact our results of operations. For example, recently, the minimum wages for certain work permit holders in the United Kingdom have been increased, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. The company may issue Restricted Stock Units or other equity plans as compensation to its management and employees. Typically, we undertake an annual compensation review, and pursuant to such review, the average salaries of our employees have increased significantly. For instance, we increased compensation for fiscal 2015, effective April 2014. Additionally we gave another round of compensation increases to some of our employees effective October 2014, which has affected our margins in subsequent quarters. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 and July 13, 2011 in Mumbai and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients’ decisions to use our services.

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

Changes in the policies of the Government of India or political instability could impede liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2014, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Some of our software Development Centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Bhubaneswar and Jaipur currently operate in SEZs and many of our proposed Development Centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have Development Centers in 25 countries around the world, with our largest Development Centers located in India. We have recently established and intend to establish new development facilities. In fiscal 2010, we established a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States and in fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited to further expand our operations in China. In fiscal 2013, Infosys Limited completed the acquisition of Lodestone Holding AG, a global management consultancy firm. In fiscal 2015, we completed the acquisition of Panaya, Inc. which has operations in countries that we were not present in earlier. Furthermore, recently in April 2015, we also announced our plan to acquire Kallidus Inc. (d.b.a. Skava), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences, to large retail clients.

We also have a very large workforce spread across our various offices worldwide. As of March 31, 2015, we had 176,187 employees worldwide, and 40,092 of those employees were located outside India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. If we are held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations, our revenues and operating profitability could be adversely affected. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes. In October 2013, the Company completed a civil settlement with the U.S. Department of State, Immigrations and Customs Enforcement and the U.S. Department of Homeland Security relating to I-9 paperwork errors and visa matters that were the subject of investigation by the U.S. Attorney’s Office for the Eastern District of Texas. In the Settlement, Infosys agreed to pay $34 million to resolve all allegations. The Company categorically denied claims of systemic visa fraud, misuse of visas for competitive advantage or immigration abuse and the U.S. Government acknowledged the commitment of the Company to compliance with the immigration laws through its current visa and I-9 practices. No criminal charges or court rulings were brought against the Company. No limitations have been imposed on the Company’s eligibility for federal contracts or access to U.S. visa programs.

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

Our ability to acquire companies organized outside India depends on the approval of the Reserve Bank of India and / or the Government of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs. However, any financial commitment exceeding USD 1 (one) billion or its equivalent in a financial year requires prior approval of the Reserve Bank of India even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

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

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares, ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shareholders voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their pre-emptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

The Indian Companies Act, 2013 and the listing agreement with Indian stock exchanges now provide that an e-voting facility must be mandatorily provided to shareholders in respect of resolutions to be passed at a general meeting or by postal ballot in accordance with prescribed procedure. This may mean that ADS holders may be able to vote on our resolutions irrespective of where they are located or whether they are able to attend the meetings of shareholders. At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

The acquisition of shares or voting rights which entitle the acquirer, along with persons acting in concert with the acquirer, to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding. Further, acquisition of shares or voting rights by an acquirer who holds 25% or more of the voting rights in the target company (along with persons acting in concert with the acquirer), shall make an open offer to acquire additional shares or voting rights which entitle the acquirer (along with persons acting in concert with the acquirer) to exercise more than 5% of voting rights in the target company.

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

If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

Under the Finance Act, 2013, effective rate of dividend distribution tax (DDT) was 16.995% inclusive of surcharge and cess. The Finance Act (No 2) 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994% at present.

Our current dividend policy states that dividend pay-out would be up to 50% of post-tax consolidated profits including dividend tax. If the effective rate of dividend distribution tax increases in future the dividend amount receivable by our shareholders after taxes may decrease further.

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Our comprehensive end-to-end business solutions include:

•	Application development and maintenance, independent validation services, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management;
•	Management Consulting, enterprise solutions & package implementation, systems integration and business intelligence;
•	Products, business platforms and solutions to accelerate intellectual property-led innovation, including FinacleTM, our banking product, which offers solutions to address core banking, mobile banking and e-banking needs of retail, corporate and universal banks worldwide; and our Edge Suite products offering comprehensive platforms for customers
•	Emerging technologies such as cloud computing, enterprise mobility, digital, big data and analytics

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

We have organized our sales, marketing and business development departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America (61.5%), Europe (24.1%), India (2.4%) and Rest of the World (12.0%). We serve clients in financial services and insurance; manufacturing; energy & utilities, communications and services; retail, consumer packaged goods and logistics; life sciences and healthcare.

Our revenues grew from $6,041 million in fiscal 2011 to $8,711 million in fiscal 2015, representing a compound annualized growth rate of 9.6%. Our net income grew from $1,499 million to $2,013 million during the same period, representing a compound annualized growth rate of 7.7%. Between March 31, 2011 and March 31, 2015, our total employees grew from 130,820 to 176,187, representing a compound annualized growth rate of 7.7%.

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a public offering without listing in Japan, or POWL. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we also listed our ADSs on NYSE Euronext's (NYX) London and Paris markets, under the ticker symbol INFY.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Technologies (Australia) Pty. Ltd (Infosys Australia), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. de R. L. de C.V (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai), Infosys Americas Inc. (Infosys Americas), EdgeVerve Systems Limited (EdgeVerve), Lodestone Holding AG (Infosys Lodestone), Panaya Inc. and Infosys Nova holdings LLC. (Infosys Nova) are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2015, 2014 and 2013, we spent $367 million, $451 million and $382 million, respectively, on capital expenditures. As of March 31, 2015, we had contractual commitments of $252 million for capital expenditure. These commitments included $182 million in domestic purchases and $70 million in imports and overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

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

On June 25, 2013, a wholly owned subsidiary, Infosys Americas Inc., was incorporated.

On February 14, 2014, EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting (‘AGM’). Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The Company received an enterprise valuation by an independent valuer and accordingly the business was transferred to the Company’s wholly owned subsidiary for a consideration of $70 million with effect from July 1, 2014 which was settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

On January 23,2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. The group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of FinacleTM and EdgeServices to EdgeVerve is at an estimated consideration of up to $550 million and up to $35 million respectively.

On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a. Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million including a deferred component and retention bonus.

INDUSTRY OVERVIEW

Software and computing technology is transforming businesses in every industry around the world in a very profound and fundamental way. Advances in hardware technologies and the continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology enabled services are fuelling the rapid digitization of business processes and information. Traditional business models are being disrupted in every industry with digital and software based business models.

The combination of high performing and ubiquitous real-time computing, massive data streams, economic bandwidth, hyper connectedness and intelligent software is creating new business opportunities for the world’s leading corporations. As these technologies move into mass adoption, they are enabling companies to:

•	Create new markets quickly through differentiated products based on technology,
•	Enhance growth by reaching new customers, deepening the customer experience and allowing them to dynamically manage pricing,
•	Increase profitability by dramatically altering operating cost structures through greater process automation and optimizing the latencies of the physical world,
•	Adopt business models that increase asset efficiency and long term competitiveness.

Hence, leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof their businesses is increasingly becoming a top priority for business leaders. This duality – to renew existing core businesses and innovate new businesses – is the essence of what companies are faced with as strategic imperatives today.

From an IT perspective, the renewal translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant and optimizing the costs of building and running technology systems. And as businesses look to new areas and new economics, new and intelligent systems are required to be built with next generation technologies and with exponentially superior cost benefit performance.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the renewal and new technology areas are driving businesses to rely on third parties in order to realize their IT transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

•	Technology consulting companies – who take on niche and time bound projects for their clients
•	Global IT outsourcing companies – who leverage global talent pools to systematically optimize the IT operations of clients
•	Business process outsourcing firms – who leverage global talent pools to manage outsourced core business processes of their clients
•	Software firms – who provide licensed software that enable the automation of business processes
•	Specialty platform and Software-As-A-Service companies – who provide utility based models for clients to consume software features
•	Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
•	Internal IT departments of the companies themselves, usually a cost centre for the corporation.

OUR COMPETITIVE STRENGTHS

We believe our strengths give us the competitive advantage to position ourselves as the leading global solutions and services company. These strengths include:

1.	Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses with innovative strategies and solutions. We are able to undertake complex business and technology transformation initiatives that help our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

2.	Breadth of offerings: We have continuously invested in broadening our offerings to span consulting, IT services, software platform based services and business process management. Our suite of comprehensive end to end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.

3.	Intellectual property in platforms and products: We have invested in building core intellectual property that we offer to our clients through our products and software platforms. These innovative proprietary solutions and associated services provide our clients with means to advance their digital agenda. Such engagements are typically long term in nature andthey position Infosys as a business partner to our clients.

4.	Experience and expertise in large scale outsourcing: Our industry segments focus on developing deep industry expertise. This combined with our technology expertise and robust delivery model allows us to work with clients on large scale outsourcing. We have developed processes and frameworks to work on large scale outsourcing projects and minimize financial and business risk to our clients. This is further strengthened with our increased focus on automation, intelligence technologies, and collaboration technologies to bring in productivity improvements. Our Modular Global Sourcing framework assists clients in evaluating and defining, on both a modular and an enterprise-wide basis, the client’s business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization. We assist the client in assessing whether a particular process, application or infrastructure is best retained within the organization or is suitable for outsourcing based on various factors including third-party capabilities, potential cost savings, risks to the organization and importance of the function. Thereafter, we assist in sourcing decisions, the related risk assessments, transitioning, and program management and execution.

5.	Deep client relationships and brand: We have long standing relationships with large corporations and other organizations that are built on successful prior engagements with them. Our track record in delivering high quality solutions across the entire software lifecycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. This history of client retention allows us to showcase and strengthen our brand.

6.	Quality and process execution: Quality is the bedrock of our delivery expertise. Our sophisticated processes, standards and quality frameworks allows us to continuously optimize the service delivery performance of various engagements on key performance indicators like business value, productivity, quality and cycle-time.

7.	Investment into training and culture of learning: Competence development of our workforce has always been our key strategic focus area. We create deep technical expertise by strengthening our technical architect career stream, and nurturing a pool of over 1,000 architects who can blueprint innovations, across business verticals, for our clients.

8.	Employer of choice: We are fully committed to be among the industry’s leading employers. Our diverse workforce includes employees of 115 nationalities. To be able to stay relevant to our employees, we are investing in building a strong foundation for employee attraction, career development, engagement and retention.

9.	Scale and cost efficiencies from Global Delivery Model: We have a highly evolved Global Delivery Model, which enables us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Over the last thirty years, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones enabling us to reduce project delivery times. We continue to build on scale to deliver the most cost efficient solution to our clients.

10.	De-risked geographic presence: We currently have 100 Development Centers worldwide including, multiple Development Centers in India and Asia Pacific, the Americas and Europe. Our financial position allows us to make investments in the infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute project components around the clock and across time zones. This also enables us to reduce project delivery times and risk.

11.	Pioneering/innovator: We have thrived on building a culture of performance and innovation. Delivering truly innovative services and solutions to our clients underpins our objectives. We are strengthening our culture of innovation through an open and collaborative environment.

OUR STRATEGY

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, whilst generating profitable growth for our investors.

In order to do this, we will apply the priorities of “renew” and “new” to our own business and cascade it to everything we do. This applies to our solution and service offerings, our client and employee engagement processes, and to the operational processes of the company. These translate to the following strategic focus areas:

Differentiate our solution and service offerings: In process oriented services - infrastructure management, business process outsourcing, and software testing or maintenance - our strategy will be to embrace the concepts of automation and artificial intelligence to improve productivity, gain better accuracy and reduce the total cost to clients. We are leveraging our Global Delivery Model to provide scale, quality, expertise and cost advantages to our projects with clients. We are building differentiated platforms such as our Edge suite, our FinacleTM core banking product and the Infosys Information Platform. We will leverage the advantages of open source technologies in providing innovative and high cost-benefit performance solutions to our clients. We will continue to invest in emerging mobile and digital technologies and big data analytics.

Pursue strategic alliances and acquisitions: We are developing alliances that complement our core competencies. We are partnering with leading technology software providers in creating, deploying, integrating and operating business solutions for our clients. We plan to deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

Build deep and impactful client relationships: Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We are expanding existing client relationships by providing them a broad set of end-to-end service offerings and increasing the size, nature and number of projects we do with them. We will acquire new clients, and increase our presence in new geographies and market segments by investing in targeted business development and marketing. We will invest in high performing consulting and business development teams and the processes and systems required to make them effective. We will continue to ensure our brand is differentiated, global and respected.

Build a culture within the company that delivers innovation to clients: We will create the required environment, structures, eco-systems and economic models that will spur innovation across the company. We are using Design Thinking methods to elicit new problem statements and bring together our deep knowledge of client industries and emerging technologies to solve them for our clients. We have allocated $500 million towards an innovation fund to tap into innovation networks of early stage companies and universities to gain access to new thinking and business models. We will continue to build a collaborative and entrepreneurial culture in the organization.

Attract and retain a global, diverse, motivated and high performing employee base: Our employees are our biggest asset. To meet the evolving need of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We are fully committed to strengthening our brand to continue be the ‘employer of choice’. A series of measures have been initiated to empower employees through trust and accountability. We have overhauled our performance management system to bring in more objectivity, created internal marketplace for employees to work on challenging assignments, and increased the focus on providing a safe and transparent working environment. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

We have invested substantially in training which is central to our employee’s learning and career development process. We are committed to creating a work environment that is social, fun and collaborative. We will provide employees with life-long learning opportunities in a transparent and meritocratic culture.

Enhance our operational effectiveness for agility and cost: We will periodically assess the effectiveness of our organization structure and processes to optimize it for alignment with our strategic objectives and agility. We continually evaluate critical cross functional processes and benchmark them with best in class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and whether we are optimally realizing the efficiencies of scale and the strengths of our Global Delivery Model.

OUR GLOBAL DELIVERY MODEL

Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. This allows us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk.

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

ORGANIZATION RESTRUCTURING

To enhance our agility in the market, sharpen our competitive differentiation and defragment centers of excellence, we realigned our organizational structure. The realignment is effective April 1, 2015.

Our go-to-market units are organized around 5 global industry segments:

•	Financial Services
•	Manufacturing
•	Retail, CPG & Logistics
•	Energy, Utilities, Communications & Services
•	Life Sciences, Healthcare & Insurance

Apart from the above, our businesses in India, China and Japan are run as stand-alone regional business units.

Our service delivery will be organized as horizontal centers of excellence or service lines with a focus on nurturing innovation to drive differentiation across the industry segments. This organization will comprise of the following service lines:

•	Infosys Global Consulting
•	Global Delivery
	•	Enterprise Solutions
	•	Infosys Digital
	•	Enterprise Mobility
	•	Custom Application Development
	•	Application Management Services
	•	Independent Validation Solutions
	•	Business Intelligence
	•	Engineering Services
	•	Cloud and Infrastructure Services
•	Products
	•	FinacleTM
	•	EdgeVerve
•	Platforms
•	Infosys BPO

OUR SOLUTIONS

We provide our clients with a full range of business and technology services, comprising of the following service lines.

1) Infosys Global Consulting (IGC)

The Infosys Global Consulting (IGC) Practice provides core business consulting services to our clients, along with specific industry, domain, process, and technology expertise relevant to our clients’ businesses. We help clients transform their business with innovative strategies and solutions aligned to their specific organization and business performance objectives, by heavily leveraging enabling technologies in the areas of core ERP, digital, mobility, and BI / data / analytics. With this approach, we are able to take on complex business and technology transformation initiatives to help our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

IGC provides strategy consulting, complex program management expertise, organization change management and business readiness / training services, business process optimization, ERP-enabled business transformation, digital enterprise offerings, business intelligence / data / analytics consulting, and value realization services. We use Design Thinking to drive innovation with our clients. Our horizontal consulting offerings and capabilities are organized according to the following practices: Enterprise Core (including ERP-enabled transformation), Enterprise Digital, Enterprise Insights, and Enterprise Change.

2) Global Delivery

Enterprise Solutions (SAP and Oracle)

SAP

The Infosys SAP Practice provides SAP services to help our clients transform their operations, streamline and standardize business processes to ensure consistency across countries, consolidate platforms, and replace legacy systems with SAP applications. Our core SAP offerings include end-to-end SAP-enabled business transformation, package evaluation, package implementation services, global deployments, upgrades, master data management, business intelligence and analytics (BI / BOBJ / HANA), integration, mobility solutions, enterprise risk management, enterprise performance management, SAP basis and technology, and production support and maintenance services. We have a strong focus on the latest SAP technologies and products, and also provide platform-based offerings to our clients. Additionally, the Practice has expertise in industry-specific SAP solutions.

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings to help transform our clients’ businesses and enterprise resource planning (ERP) landscape. Our focus is on Oracle implementations, business transformation services, global rollouts, and application development, support and maintenance offerings. We have deep expertise across Oracle products and platforms, including next-generation offerings in Fusion Apps, Exa capabilities, and Oracle Cloud offerings in human capital management (HCM) and customer relationship management (CRM). We have developed industry-specific Oracle solutions that our clients have implemented. We have also made significant investments in delivering core Oracle technologies, including the establishment of exclusive joint innovation centers and centers of excellence (CoEs) that are used in our client engagements.

Infosys Digital

Digital technology continues to impact our world through its transformative capability and pervasive impact, and is on the top of the agenda for most of our clients, leading to a strong demand. Infosys' Digital Practice focuses and works with our customers across four areas: Experience, Digitization, Connected Devices and New Business Models.

Experience: We focus on enabling our customers to better connect with consumers, partners and employees. Our specific offerings in this area are an omni-channel experience, omni-channel commerce, digital marketing, and developing a workforce of the future.

Digitization: We focus on optimizing operations and simplifying processes for our customers, to enable them to provide better experiences. Our specific offerings include the digitization and simplification of processes, business process management, process SaaSification (Software on the Cloud) wrap and renew, and supply chain planning and fulfillment.

Connected Devices: We enable our customers to collaborate and engage in new ways of leveraging the world of connected devices. We provide services based on connected devices, wearables, and iOT.

New Business Models: We work with our clients to help them create new business models and new product possibilities. We provide services aimed at using the API (Application Program Interface) economy, and also work with our customers to build industry-specific digital solutions.

We ensure the success of digital transformation programs for clients by not only providing innovative solutions, but also ensuring their timely execution. We also seek to enable our clients to look at digital transformation holistically across consumerization, enterprise and the ecosystem, and provide them an end-to-end view and capabilities across the consulting, creative, technology and operations functions.

Enterprise Mobility

As smart devices (phone, tablets and wearables) rapidly become more pervasive and intrinsic in our lives, enterprises are eagerly looking at ways to leverage this phenomenon and transform their business. The Enterprise Mobility Practice at Infosys plays a pivotal role in ‘smart devices-led digital transformation’ for our clients. We work across all industries and help clients create a smarter workforce, enhance customer intimacy and simplify operations.

The Practice provides comprehensive solutions and capabilities to our clients, from consulting services, to design, implementation and support. Our approach which focuses on the ‘end user’, while placing emphasis on experience and short-burst execution cycles, delivers timely and valuable solutions to clients. We work in a collaborative manner with clients and end users, to identify transformation opportunities, define the transformation roadmap, co-create, innovate and implement the right solutions and tools for the client.

Infosys accelerates the deployment of mobility-driven solutions through our pre-built solutions and reference architectures, industry-leading tools and frameworks, and an eco-system of innovative partner capabilities. In the fast-changing and innovative mobile world, investing in creating a sustainable engine is essential.

We continue to invest in mobile research initiatives, mobile devices labs, and the latest tools aimed at testing and automation, through Infosys Labs, our Mobile Academy, UX Labs, and in our mobile centers of excellence. Our alliances and partnerships with strategic and innovative players are essential to delivering a comprehensive mobility experience to our clients. In fact, Infosys sees mobility as a pivotal element of our customers' digital transformation journey.

Custom Application Development

Infosys develops customized software solutions for our clients through projects that leverage a combination of our technical capabilities, domain understanding, consultative capabilities, IP assets and methodologies. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular, to facilitate enhancements and extensions. Our proprietary methodologies also allow our software applications to integrate stringent security measures throughout the software development lifecycle. Infosys' vast pool of consultants and certified program management professionals help our clients execute both projects and large transformation programs.

In recent years, Infosys has witnessed the increasing need of our clients to reach the market quickly with their innovative ideas. Hence, it is necessary to develop applications that enable these ideas, with a much higher speed to value. Agile methodologies are one of the mechanisms to achieve this result. Infosys’ global Agile practices and Infosys’ Virtual Scrum (distributed Agile project execution platform) solution embody the best practices developed from more than 850 projects. These best practices enable clients to leverage the benefits of globally distributed teams while retaining all the advantages of co-located Agile. Additionally, the service virtualization and continuous delivery frameworks, as part of the Infosys DevOps Ecosystem, ensure that not just the development, but also the delivery of IT solutions, embrace agility, which is the ultimate goal of our clients.

Additionally, the Infosys Accelerated Development Ecosystem improves business agility and cycle time by leveraging standardized technical and business assets. Infosys' Rapid Prototyping tool helps us engage with clients more effectively when gathering software requirements, and our Tabletop solution provides best-in-class collaboration to enable distributed story creation, design and development. The Infosys Value Realization Method (VRM™) helps clients maximize business value early on in the lifecycle of a project, by driving measurable results along with Business Value Articulation (BVA), through process improvements, to ensure we track value effectively.

Application Management Services

Infosys' Application Management Services help our clients reduce their cost of IT operations, deliver higher business value, and bring technology innovation, to transform and grow their business. We bring in efficiencies through an industrialized, IP-based service delivery model. Through our automation platform, we enhance productivity and ensure consistent high quality service delivery. Using machine learning algorithms and natural language processing, we are able to mine rich insights from IT support data and drive IT improvement strategies.

Infosys helps improve business availability through proactive monitoring of critical business processes using one of our IPs, thus reducing the impact of any potential business disruption. We have a structured, tool-based approach towards application portfolio analysis, which helps our clients harvest more value from existing assets. We also help our clients tap new technologies, to further grow and transform their business.

Infosys has a dedicated team, which continuously monitors technology and business trends, and develops solutions and accelerators that enable us to deliver best-in-class application management services to our clients.

Independent Validation Solutions

The Independent Validation Solutions Practice at Infosys offers end-to-end validation solutions, and specialized testing services, such as service-oriented architecture (SOA) testing, data warehouse testing, package testing, test consulting and other testing services, to clients across various industry verticals. Also, in response to changing market and client demands, we have introduced new service offerings such as Cloud testing, infrastructure testing, test environment management, agile testing and security testing. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems, keeping in mind the time-to-market and optimization constraints.

Infosys has invested internally in developing technology-based solutions for test lifecycle automation, non-functional testing and vertical-specific testing. We have also built alliances with leading test tool vendors such as Hewlett-Packard Company (HP), IBM, Microsoft Corporation, CA, Inc., Parasoft Corporation, Micro Focus International plc, Compuware Corporation and TestPlant Ltd., and are involved in building joint solutions with some of these alliance partners. These testing solutions facilitate high reliability in our clients’ applications and products, while enabling us to deliver such solutions cost-effectively and with a reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy in various areas, including industry domains, technology, quality processes, testing methodologies and project management. We also use a best-of-breed approach to include industry-standard tools and Infosys IP to achieve significant benefits across the testing lifecycle through the Infosys Test Lifecycle Platform, test management and data testing workbenches.

Our engagements span multiple geographies across business lines of our clients. We provide a broad range of services, including independent testing, maintenance testing, package testing for implementations, upgrades and roll outs, functional automation, performance testing, test process maturity assessment, Test Center of Excellence (TCoE) design and implementation, quality assurance transformation, and user acceptance testing. We provide these offerings through a ‘Managed Testing Services’ model, with centers of specialization for test automation, performance testing, data warehouse testing, SOA testing, test data management, infrastructure testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming ours clients’ testing organizations, leading to continuous improvements in quality at reduced costs.

Business Intelligence

The Business Intelligence service at Infosys helps customers realize business value from their data and drive superior business performance through better visibility and decision-making.

We work with customers across the entire lifecycle of their data, right from defining their BI strategy, to defining and implementing their enterprise information architecture, data acquisition and transformation from disparate data sources, and organizing data to arrive at meaningful conclusions and derive actionable information and insights that are delivered through multiple channels, including self-service options. We also prescribe solutions to their business problems, and predict future outcomes of their business processes through the use of statistical analysis, data mining, mathematical modeling, predictive analysis and data visualization tools, which finally leads to the application of robotics, machine learning and business process automation that relies on continuously accumulated knowledge and data to improve the efficiency of their business process.

Infosys helps customers achieve all this using systems that can work with the huge data volumes that come with the increasing speed of business, and enables near real-time insights through high-speed data ingestion and processing capabilities. The ‘Infosys Information Platform’ provides such capabilities with a reduced time-to-market, and significantly lowers the cost envelope for driving insights and predictive and prescriptive analytics.

Infosys is able to achieve this through a talented pool of people having rich industry and technology expertise honed over several engagements with our customers, our dedicated centers of excellence in the areas of enterprise performance management, Big Data, mobile BI and data visualization, a full-stack open source-based platform that reduces the time-to-market and total cost of ownership for our customers, and a set of tools, IP and accelerators that bring in speed, predictability, agility, accuracy, higher quality, higher productivity and an industrialized approach to our engagements with our customers.

The Practice’s service offerings include:

•	BI Strategy Consulting: define BI strategy, roadmap and governance, advice on technology, architecture choices and assist our clients build their BI Competency Center.
•	Big Data, Architecture and Technology Consulting: define and implement end-to-end enterprise information architecture, and enable clients to move onto the Infosys Information platform.
•	Data Integration and Extract, Transform and Load (ETL): provide end-to-end services for building enterprise data warehouses, data marts, and data stores. This includes building best-in-class data models or adopting industry-specific models and building the entire data provisioning layer using ETL tools.
•	Master Data Management (MDM), Data Quality and Governance: define and implement MDM platforms using tools and custom technologies, and industry-specific data quality and governance services.
•	Business Intelligence and Reporting: Our information delivery services include reporting, dashboards and analytics.
•	Mobile, Self-Service and Visualization Technologies: enable end-users with self-service BI, and enable its consumption on mobile platforms. We also build next-generation reporting systems using best-in-class visualization technologies.
•	Enterprise Performance Management: conceptualize and deliver enterprise performance management solutions that help corporations assess and analyze their performance around key KPIs, profitability analysis and the like, as well as applications that deliver capabilities based on financial consolidation and planning.
•	Data Mining and Predictive Analytics: design and develop data mining models, and predictive analytics systems.

Engineering Services

Infosys’ Engineering Services unit provides cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product ideation and creation to sustenance and end-of-life management. The Practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the Internet of Things (IoT) and Software Defined Networking (SDN).

We have over twenty years of delivery excellence catering to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and BPO. Our offerings include:

•	Mechanical products and systems, including the design and rendering of automotive, aircraft and industrial subsystems such as lightweight composite aero-structures, and design optimization leveraging knowledge-based engineering (KBE)
•	Communications engineering, including media services such as interactive TV solutions, large-scale network engineering, and enabling enterprise collaboration
•	Electronic products and systems, ranging from the new product development (NPD) of home security and automation solutions and wearable medical devices, to high-end advanced driver assistance systems (ADAS) connected car solutions
•	Software Product Development Services (SPDS) incorporating new technologies that enable clients across multiple industries to further differentiate their offerings
•	Product Lifecycle Management (PLM), including implementation, systems integration and solution development

Cloud and Infrastructure Services

The vision of Infosys’ Cloud and Infrastructure Services is to be the most innovative service provider in the cloud and infrastructure services space. Our offerings are aimed at helping client organizations simplify and evolve their IT infrastructure for a digital future.

Increasingly, clients are migrating workloads to a hybrid environment, by benchmarking their internal IT infrastructure services on the basis of performance, cost, agility and reliability vis-à-vis private and public Cloud infrastructure. Infosys is poised to cater to this trend through our unique and comprehensive suite of solutions and methodologies based on ‘hybrid IT management’ and ‘workload migration to Cloud’.

At the same time, our industrialized service delivery and unified hybrid IT management approach deliver a simplified and responsive IT environment using the latest developments in automation, Cloud, analytics and mobility. With our automation assets, analytics-driven operations, and rapid environment deployment solutions, we have been able to reduce manual effort, improve asset utilization, and accelerate time-to-market.

Infosys has also made large investments to create comprehensive platforms and solutions aimed at addressing hybrid IT management and the industrialization of services. The platforms include:

•	Infosys Hybrid IT Management Platform: It effectively helps enterprises manage and govern a unified hybrid IT environment. The solution enables the rapid creation, adoption and governance of Cloud services across the ecosystem. The Unified Services Catalog, together with the platform’s smart brokerage capabilities, provides an enterprise-wide, collaborative decision-support mechanism to accelerate the assessment and deployment of best-in-class Cloud infrastructure, platforms and applications.
•	Infosys Automation Suite: Along with Infosys' IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation.

3) Products

FinacleTM

FinacleTM is the industry-leading universal banking solution from Infosys. The solution helps banks renew their business by simplifying banking. It empowers them to accelerate innovation and create new opportunities. FinacleTM solutions address the core banking, e-banking, mobile banking, customer relationship management (CRM), payments, treasury, origination, liquidity management and wealth management needs of retail, corporate and universal banks worldwide. The solution’s componentized structure and enterprise-class capabilities help banks boost the agility and efficiency of their operations, and significantly improve customer experience across channels.

Today, FinacleTM is the choice of banks across 84 countries and serves over 547 million customers. The solution is consistently rated as a leader in the market by leading industry analysts.

EdgeVerve

Infosys established EdgeVerve Systems Limited in 2014 as a wholly owned subsidiary, to help global corporations sense, influence, fulfill and serve the needs of digital consumers, and leverage the potential of their business ecosystems. EdgeVerve defines, develops and operates innovative, Cloud-hosted business platforms and software products which are offered to clients as “Pay-as-you-use” services. We focus on realizing business outcomes for our clients by driving their revenue growth, cost-effectiveness and improved profitability. All of our platforms are branded under the Edge umbrella.

EdgeVerve accelerates the innovation journey of our clients in rapidly evolving business areas such as digital marketing, interactive commerce, distributive trade, micro-commerce, customer service and experience, and enterprise buying. Our highly enthusiastic team uses new technologies, software engineering and outcome-based business models to innovate, co-create and solve some of the most significant and complex business challenges for our clients.

For example, AssistEdge, our offering in the customer service experience space, transforms contact centers from issue-resolution centers to revenue-generating units. It enables organizations to realize a faster return on investment through improved agent efficiency, reduced call volumes, and quicker go-live periods. ProcureEdge helps global enterprises realize rapid and sustainable savings in indirect spend. Delivered in the Cloud, it can be deployed rapidly, enabling enterprises to enhance savings, reduce their total cost of ownership, and improve supplier performance and compliance. Similarly, TradeEdge helps global companies grow profitably in emerging markets and win at each store, every day, by reaching unserved customers rapidly, and optimizing service levels. This platform helps global companies reach billions of new consumers, and increase revenues.

EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing and telecom. These are deployed in the US, Europe, Japan, Australia and India. The Cloud-based platforms are hosted at our data centers in the US, Europe, Australia and India.

4) Platforms

One important part of our strategy is the creation of the “Infosys Platform” which consists of the Infosys Information Platform (IIP) and the Infosys Automation Platform (IAP). These in turn consist of a number of open source software components, and/or Infosys proprietary software products, all of which can be deployed in the public or private cloud or on the customer’s premise. The Infosys Information Platform is intended to address the key challenges that enterprises have in effectively storing, managing and analyzing the increasing amounts of data available to business enterprises. Infosys objective is to use the Infosys Information Platform to help customers better package, develop, administer and monitor their enterprise data. For example, because it is based on existing, tested open source components, IIP offers rapid deployment as a base for a broad variety of industry-specific scenarios. It is particularly suited for deployment in scenarios where a customer’s existing environment lacks scalability or speed of reporting.

5) Infosys BPO

Infosys BPO offers services to operate, optimize and transform business processes. Infosys BPO enables clients to outsource several critical business processes that relate to specific industry verticals and functional horizontals. We operate in the banking, financial services, insurance services, manufacturing, energy, utilities, communications, media, entertainment, retail, consumer packaged goods, logistics, life sciences and healthcare verticals.

Our functional horizontals are spread across the areas of customer service, finance and accounting, human resource outsourcing, legal process outsourcing, sales and fulfillment operations, sourcing and procurement, and operational analytics. Infosys BPO has not only pioneered ‘Business Value Realization’ (BVR), but has also emerged as a trusted and valued collaboration partner, through its consistent focus on improving process and end-business metrics. Through technology solutions and domain competency, Infosys BPO is focused on the automation of processes to make them touch-less, realize business value, and co-create to sustain long-term partnerships.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific. We are also currently building a strong presence in South America and Africa.

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2015	2014	2013
North America	61.5%	60.7%	62.2%
Europe	24.1%	24.4%	23.1%
India	2.4%	2.6%	2.1%
Rest of the World	12.0%	12.3%	12.6%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

	Fiscal
	2015	2014	2013
Financial Services and Insurance (FSI)	29.2%	29.3%	30.3%
Manufacturing (MFG)	22.0%	21.6%	20.7%
Energy & utilities, Communication and Services (ECS)	16.1%	15.8%	15.9%
Retail, Consumer packaged goods and Logistics (RCL)	16.3%	16.7%	17.0%
Life Sciences and Healthcare (LSH)	6.7%	6.8%	5.9%
Growth Markets (GMU)	9.7%	9.8%	10.2%

For fiscal 2015, 2014 and 2013 our largest client contributed 3.3%, 3.8% and 3.8%, respectively, of our total revenues.

The volume of work we perform for specific clients varies from year to year based on the nature of the assignments we have with our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. Our revenues experience seasonality across certain quarters based on the billable effort that varies across quarters due to differences in the number of working days for our clients.

Sales and Marketing Overview

Our sales and marketing strategy is focused on articulating and demonstrating that higher productivity and optimal contribution of each individual can be achieved due to both innovation and experienced professionals whose talents, are amplified by the knowledge, imagination, conviction, community and the ecosystem they bring with them.

Infosys branding is designed to reposition Infosys as the next-generation services company that will help enterprises renew themselves and create new avenues from which to generate value. The Infosys brand is built around the premise that software, in a very fundamental way, is reshaping the world around us. And because of this, there is a duality that every business faces - on the one hand, the need to renew existing systems, improve their effectiveness with new technologies and innovation, and on the other hand, in parallel to this renewal, deliver completely new kinds of services, new solutions in new ways using next-generation technologies. Infosys helps its clients achieve this dual agenda in a culture of learning, creativity and purpose.

Our sales organization is aligned by industry segments and we have sales and marketing offices in 36 countries around the world including India. Our blend of geographic reach and industry expertise allow us to deliver global expertise locally and tailored to each of our client's needs.

COMPETITION

We typically compete with other technology services providers in response to requests for proposals. In certain services such as application development and maintenance, business process outsourcing, infrastructure management services and independent validation services we see increased competition that is resulting in pressures on pricing. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts.

Increasingly, we compete with niche firms in the areas of consulting, software and SaaS in next generation technology and innovation-led projects.

We believe that we have these unique competitive capabilities:

•	the ability to keep pace with ever-changing technology and customer requirements;
•	the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;
•	the ability to articulate and demonstrate long-term value to existing and potential customers;
•	the ability to attract and retain high-quality management, technology professionals, and sales personnel;
•	the ability to effectively integrate onsite and offshore execution capabilities to deliver high quality, seamless, scalable, cost-effective services
•	a strong and well-recognized brand;
•	a proven track record of performance excellence and customer satisfaction;
•	the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and
•	high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the company and its customers.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2015, we employed 176,187 employees, of which 166,046 are software professionals, including trainees. During fiscal 2015, we added 15,782 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2015, we received 1,380,283 employment applications, interviewed 133,453 applicants and extended offers of employment to 69,418 applicants. These statistics do not include our subsidiaries. The Group added 15,782 new hires, net of attrition, during fiscal 2015.

Education, Training and Assessment

Competency development continues to be a key area of strategic focus for us. We launched new training programs to align with the Infosys Renew and New strategy. We enhanced our technology led training efforts in multiple areas. With over 772 videos on various topics and many multimedia artifacts for learning, we now have a rich repository of technology assisted learning.

During fiscal 2015, the total training provided for employees was over 3.36 million person days. Many of our employees also took external certifications creating a large pool of certified people.

The Design Thinking program, for enhancing the innovation quotient, was conducted for over 23,975 employees. Educators were trained by Stanford faculty from Hasso Plattner Institute of Design at Stanford. The Design thinking training has been imparted to client teams, leadership teams, employees and fresh recruits.

Our flagship industry-academia partnership program, Campus Connect, made progress through the launch of electives to help engineering colleges run new programs within the curricula. During fiscal 2015, we engaged with 1,440 faculty members who in turn trained over 34,655 students. With this, the total number of beneficiaries covered has reached over 11,886 faculty members and over 330,643 students from 348 engineering institutions.

Our knowledge management system set a new record by winning the Global Most Admired Knowledge Enterprise (MAKE) award for the 10th time, Asian MAKE Award for the 12th time and the Indian MAKE award for the 10th time.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 213 patents issued by the United States Patent and Trademark Office, 1 patent issued by Australian Patent Office, 2 patents issued by Intellectual Property Office of Singapore and 3 patents issued by the Luxembourg Patent Office. An aggregate of 499 unique patent applications are pending under various stages of prosecution. We have 39 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We have benefited from certain tax incentives promulgated by the Government of India, including tax holiday from Indian corporate income tax on the income from the operation of the units registered under the Software Technology Parks Scheme and tax holidays on the income from the operation of our units registered under the Special Economic Zone Act. The tax holiday for all of our STP units expired as of March 31, 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India. The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a CSR Committee of the Board of Directors consisting of three or more directors, at least one of whom will be an independent director, and have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $42 million was contributed towards Corporate Social Responsibility activities during fiscal 2015. Accordingly, we have seen an increase in administrative expenses in fiscal 2015 from fiscal 2014.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2015, the majority of our professionals in the United States held either H-1B visas (14,035 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,246 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years. Both are temporary visas, but the company may sponsor employees on either visa for green cards.

U.S. law provides that the annual limit on H-1B visas is 65,000 plus 20,000 additional H-1B visas that are available to those who possess a Master's or higher degree from institutions of higher education in the United States. For fiscal 2016, over 233,000 applications were received during the filing period which began on April 1, 2015. The government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access that visa classification.

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

Similar labor market protective immigration reform measures have been introduced in many countries, which include minimum wage floor requirements for certain work permit categories. The governments have also tightened adjudication standards for labor market tests. These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.

It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Recently, there has been an increase in the number of rejections of visa applications. This may affect our ability to get timely visas and staff projects accordingly. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

LEGAL PROCEEDINGS

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following companies:

Infosys BPO. Infosys established Infosys BPO Limited in April 2002, under the laws of India. As of March 31, 2015, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. As of March 31, 2015, Infosys Australia is under liquidation.

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

Infosys Shanghai. In February 2011, we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited, in China.

Infosys Consulting India Limited. Infosys Consulting India Limited was a wholly owned subsidiary of Infosys Consulting Inc. until the termination of Infosys Consulting Inc., effective January 12, 2012. Pursuant to the transfer of assets and liabilities of Infosys Consulting Inc. to Infosys Limited, Infosys Consulting India Limited became a wholly owned subsidiary of Infosys Limited. On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited. The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

Infosys Lodestone. In October 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland.

Infosys Americas. In June 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc.

EdgeVerve. In February 2014, we incorporated a wholly owned subsidiary EdgeVerve Systems Limited to focus on developing and selling products and platforms.

Infosys Nova. In January 2015, we incorporated a wholly owned subsidiary Infosys Nova Holdings LLC. During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC. The Company has invested $15 million to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Panaya Inc. In March 2015, we acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management.

Refer to Note 2.18, Related Party transactions of Item 18 of this Annual Report for a list of all our subsidiaries and associates.

PROPERTY, PLANT AND EQUIPMENT

Our principal campus, Infosys City, is located at Electronics City, Bangalore, India. Infosys City consists of approximately 4.6 million square feet of land and 4.39 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 544,000 square feet in Electronics City which accommodate approximately 6,100 employees.

Our capital expenditure on property, plant and equipment for fiscal 2015, 2014, and 2013 and was $367 million $451 million, and $382 million, respectively. As of March 31, 2015 we had contractual commitments for capital expenditure of $252 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 85 sales and marketing offices across the world. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below.

Location	Building	Seating capacity	Ownership	Land	Ownership
	Approx. Sq. ft.			Approx. Sq. ft.
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	–	–	23,958	Leased
Bangalore - J.P.Nagar Sarakki, Karnataka	–	–	–	16,553	Owned
Bangalore (Infosys City Main Campus), Karnataka	3,771,049	22,656	Owned	3,505,446	Owned
Bangalore (Infosys City-Phase 2), Karnataka	–	–	–	152,896	Owned
Bangalore SY No 66 (Electronics City Karnataka)	–	–	–	44,083	Owned
Bangalore Plot no 44 (SY No 5,11 15(p) - (Electronics City Karnataka)	–	–	–	217,801	Owned
Bangalore (Center Point, Electronics City), Karnataka	148,300	1,175	Leased	–	–
Bangalore Sarjapur & Billapur, Karnataka	–	–	–	13,851,786	Owned
Bangalore (Devanahalli), Karnataka	–	–	–	374,313	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	3,329	Leased	–	–
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	1,408	Leased	–	–
Bangalore (JP IT Park Building, Electronics City), Karnataka	170,724	1,654	Leased	–	–
Bangalore - Building next to Gate 2 (Opp. Siemens), Karnataka	399,080	2,080	Owned	90,170	Owned
Bangalore - EC 53 Building (Electronics City Karnataka)	220,334	1,943	Owned	131,552	Owned
Bangalore - Opp to EC 53 Building (Electronics City Karnataka)	–	–	–	437,344	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	3,974	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	140,570	1,000	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	5,976	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	3,323	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,635,708	20,145	Owned	5,617,084	Leased
Chennai Kothari Rd Nungambakkam Tamil Nadu	–	–	–	16,610	Owned
Chennai - BPO Offices	131,128	1,616	Leased	–	–
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	10,142	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	3,050,873	16,177	Owned	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	1,298	Owned	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,741,636	5,604	Owned	15,156,794	Leased
Mangalore (Kairangala Village), Karnataka	–	–	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	11,537,626	15,661	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	–	–	2,047,346	Leased
Mysore – Hebbal Village Karnataka	–	–	–	10,803	Owned
Mysore – Hebbal Village Karnataka	–	–	–	460,083	Owned
Pune (Hinjewadi), Maharashtra	589,647	3,789	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	5,497,558	33,326	Owned	4,987,787	Leased
Thiruvananthapuram, Attipura Village, (SEZ campus), Kerala	1,990,716	7,064	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, (SEZ campus), Kerala	–	–	–	2,171,039	Leased
Jaipur (BPO - SEZ Campus, M-City), Rajasthan	374,139	3,400	Owned	–	–
Jaipur (Mahindra World City), Rajasthan	–	–	–	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	–	–	–	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	–	–	–	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	–	–	–	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	–	–	–	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	–	–	–	2,178,009	Leased
New Delhi Vasanth Vihar	–	–	–	9,360	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	–	–	–	657,403	Leased
Shanghai, China	254,278	2,012	Leased	–	–
Hangzhou, China	186,746	2,033	Leased	–	–
Manila, Philippines	149,974	2,346	Leased	–	–
Lodz, Poland	216,939	2,500	Leased	–	–

(1)	The nature of the ownership is that of a land use right.

We are in the process of establishing a new software development facility center in China. The facility center will have an area of approximately 500,000 square feet with a seating capacity of around 4,500 to focus on Chinese and Global Markets. The project would require an estimated cost of approximately $130 million. We expect to complete the construction of this software development center in 2016.

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

Our research and development expenses for fiscal 2015, 2014 and 2013 were $110 million, $147 million and $173 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Infosys provides consulting, technology, outsourcing solutions and next-generation services. We enable clients in more than 50 countries to stay ahead of emerging business trends and outperform the competition.

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

We have organized our sales, marketing and business development departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and Rest of the World. We serve clients in financial services and insurance; manufacturing; energy, communications, utilities and services; retail, consumer packaged goods and logistics; life sciences and healthcare.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourcing service providers and are expected to continue to drive future growth for outsourcing services. We believe that because the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation and faster delivery of technology solutions, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of a large and growing skilled and English speaking IT professionals. Our proven Global Delivery Model, our comprehensive end-to-end solutions, our commitment to superior quality and process execution, our long standing client relationships, our ability to service clients across industries and our ability to scale make us one of the leading offshore service providers in India.

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

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013. Accordingly, during fiscal 2014, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

We incorporated a wholly owned subsidiary - Infosys Americas Inc., on June 25, 2013.

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities between entities under common control is accounted for at carrying values and does not have any impact on the consolidated financial statements.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated.

During fiscal 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million. Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

On April 24, 2015, we company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a. Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million including a deferred component and retention bonus.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of FinacleTM and EdgeServices to EdgeVerve is at an estimated consideration of up to $550 million and up to $35 million respectively. The transfer of business between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

Effective fiscal 2014, the Board decided to increase the dividend payout from up to 30% of post- tax consolidated profits to up to 40% of post-tax consolidated profits.

At our Annual General Meeting held on June 14, 2014, our shareholders approved a final dividend of 43.00 per equity share (approximately $0.72 per equity share), which in the aggregate resulted in a cash outflow of $479 million, inclusive of corporate dividend tax. Dividend per share has not been adjusted for bonus share issue.

The Company has allotted 57,42,36,166 fully paid-up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

On October 10, 2014, the Board of Directors declared an interim dividend of 30.00 (approximately $0.49) per equity share which resulted in a cash outflow of $336 million, inclusive of corporate dividend tax. Dividend per share has not been adjusted for bonus share issue.

In its meeting on April 24, 2015, the Board has decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board in its meeting held on April 24, 2015 has considered, approved and recommended a bonus issue of one equity share for every equity share held, a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through a postal ballot and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

The Board of Directors, in its meeting on April 24, 2015, also proposed a final dividend of 29.50 per equity share (approximately $0.47 per equity share) ((equivalent to 14.75 (approximately $0.24 per share) per share after 1:1 bonus issue, if approved by shareholders). The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting to be held on June 22, 2015, and if approved, would result in a cash outflow of approximately $652 million, inclusive of corporate dividend tax.

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2011 to fiscal 2015:

 (Dollars in millions except share and employee data)

	2015	2011	Compounded annual growth rate
Revenues	8,711	6,041	9.6%
Net profit	2,013	1,499	7.7%
Earnings per equity share (Basic)*	1.76	1.31	7.7%
Earnings per equity share (Diluted)*	1.76	1.31	7.7%
Number of employees at the end of the fiscal year	176,187	130,820	7.7%

*Adjusted for bonus issue

Our revenue growth was attributable to a number of factors, including an increase in the volume and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 221 new customers (gross) during fiscal 2015 as compared to 238 new customers (gross) during fiscal 2014 and 235 new customers (gross) during fiscal 2013. For fiscal 2015, 2014 and 2013, 97.8%, 97.7% and 97.8%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Revenues	100.0%	100.0%	100.0%
Cost of sales	61.7%	64.2%	62.7%
Gross profit	38.3%	35.8%	37.3%
Operating expenses:
Selling and marketing expenses	5.5%	5.2%	5.0%
Administrative expenses	6.9%	6.6%	6.5%
Total operating expenses	12.4%	11.8%	11.5%
Operating profit	25.9%	24.0%	25.8%
Other income, net	6.4%	5.3%	5.8%
Share in associate's profit / (loss)	–	–	–
Profit before income taxes	32.3%	29.3%	31.6%
Income tax expense	9.2%	8.1%	8.3%
Net profit	23.1%	21.2%	23.3%

Results for Fiscal 2015 compared to Fiscal 2014

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

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

The following table sets forth the growth in our revenues in fiscal 2015 from fiscal 2014:

 (Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Revenues	8,711	8,249	462	5.6%

The increase in revenues was attributable to an increase in volumes from most of the segments.

The following table sets forth our revenues by business segments for fiscal 2015 and fiscal 2014:

Business Segments	Percentage of Revenues
	Fiscal 2015	Fiscal 2014
Financial Services and Insurance (FSI)	29.2%	29.3%
Manufacturing (MFG)	22.0%	21.6%
Energy & utilities, Communication and Services (ECS)	16.1%	15.8%
Retail, Consumer packaged goods and Logistics (RCL)	16.3%	16.7%
Life Sciences and Healthcare (LSH)	6.7%	6.8%
Growth Markets (GMU)	9.7%	9.8%

There were significant currency movements during fiscal 2015 as compared to fiscal 2014, the U.S. dollar appreciated by 6.5% and 6.7% against the Australian dollar and Euro, respectively and depreciated by 0.6% against the United Kingdom Pound Sterling.

Had the average exchange rate between various currencies and the U.S. dollar remained constant, during fiscal 2015 in comparison to fiscal 2014, our revenues in constant currency terms for fiscal 2015 would have been higher by $122 million at $8,833 million as against our reported revenues of $8,711 million, resulting in a growth of 7.1% as against a reported growth of 5.6%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2015 and fiscal 2014 (refer to Note 2.19.1 under Item 18 of this Annual Report):

Business Segments	Fiscal 2015	Fiscal 2014
Financial services and Insurance (FSI)	29.8%	29.6%
Manufacturing (MFG)	24.7%	22.6%
Energy & utilities, Communication and Services (ECS)	27.9%	28.6%
Retail, Consumer packaged goods and Logistics (RCL)	30.3%	26.5%
Life Sciences and Healthcare (LSH)	25.6%	22.1%
Growth Markets (GMU)	27.3%	28.0%

Profitability across most of the segments has improved primarily on account of improved utilization and improved offshore mix which is partially offset by the investments in business through compensation increases given to employees during the last 12 months, promotions, increase in variable payout and adverse cross currency movement. Consequent to the requirements of the Indian Companies Act, 2013, $42 million was contributed towards Corporate Social Responsibility activities during the fiscal 2015. The segment profitability for fiscal 2014 included a provision of $35 million towards visa related matters.

RCL profitability has increased on account of higher offshore mix and utilization rates. LSH profitability has increased on account of higher utilization and better realized revenue per employee. Also for fiscal 2014 LSH profitability was impacted on account of lower profitability in certain large projects. ECS is affected by certain large complex system integration projects and adverse cross currency movements. GMU profitability has declined on account of adverse cross currency movement.

Effective April 1, 2015, we reorganized our segments to support our objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the clients enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location for fiscal 2015 and fiscal 2014:

	Percentage of revenues
	Fiscal 2015	Fiscal 2014
Onsite	51.2%	52.0%
Offshore	48.8%	48.0%

We typically assume full project management responsibility for each project that we undertake. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and our Development Centers located outside India (‘onsite’) and at our Global Development Centers in India (‘offshore’). The proportion of work performed at our facilities and at client sites varies from quarter-to-quarter. We charge higher rates and incur higher compensation and other expenses for work performed onsite. The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter-to-quarter.

The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2015 and fiscal 2014:

	Fiscal 2015	Fiscal 2014
Onsite	24.1%	25.2%
Offshore	75.9%	74.8%

Revenues from services represented 96.8% of total revenues for fiscal 2015 as compared to 96.4% for fiscal 2014. We also generate revenue from software application products, including banking software. Sales of our software products represented 3.2% of our total revenues for fiscal 2015 as compared to 3.6% for fiscal 2014.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2015 and fiscal 2014:

	Percentage of total services revenues
	Fiscal 2015	Fiscal 2014
Fixed-price, fixed-timeframe contracts	42.1%	40.8%
Time-and-materials contracts	57.9%	59.2%

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2015	Fiscal 2014
Including trainees	74.6%	72.3%
Excluding trainees	80.9%	76.4%

The following table sets forth our revenues by geographic segments for fiscal 2015 and fiscal 2014:

Geographic Segments	Percentage of revenues
	Fiscal 2015	Fiscal 2014
North America	61.5%	60.7%
Europe	24.1%	24.4%
India	2.4%	2.6%
Rest of the World	12.0%	12.3%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2015 and fiscal 2014 (refer to Note 2.19.2 under Item 18 of this Annual Report):

Geographic Segments	Fiscal 2015	Fiscal 2014
North America	27.9%	26.0%
Europe	26.8%	25.4%
India	24.1%	27.3%
Rest of the World	31.0%	32.7%

Profitability across most of the segments has improved primarily on account of improved utilization and improved offshore mix which is partially offset by the investments in business through compensation increases given to employees during the last 12 months, promotions, increases in variable payout and adverse cross currency movement. Consequent to the requirements of the Indian Companies Act, 2013, $42 million was contributed towards Corporate Social Responsibility activities during the fiscal 2015. The profitability in Europe and Rest of the World has been impacted by adverse cross currency movement. However in Europe, the impact of the same has been partially offset by improved margins of Infosys Lodestone. The segment profitability of North America for the fiscal 2014 included a provision of $35 million towards visa related matters.

During fiscal 2015, the total billed person-months for our IT services professionals grew by 9.3% compared to fiscal 2014. The onsite and offshore billed person-months for our IT services professionals grew by 2.9% and 12.1%, respectively during fiscal 2015. During fiscal 2015, there was a 2.7% decrease in offshore revenue productivity, and a 1.1% increase in the onsite revenue productivity when compared to fiscal 2014. On a blended basis, the revenue productivity decreased by 2.8% during fiscal 2015 when compared to fiscal 2014.

Cost of sales

The following table sets forth our cost of sales for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Cost of sales	5,374	5,292	82	1.5%
As a percentage of revenue	61.7%	64.2%

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change
Employee benefit costs	4,299	4,222	77
Deferred purchase price pertaining to acquisition (Refer to note 2.3)	41	31	10
Depreciation and amortization	175	226	(51)
Travelling costs	219	225	(6)
Cost of technical sub-contractors	354	322	32
Cost of Software packages for own use	139	128	11
Third party items bought for service delivery to clients	31	32	(1)
Operating lease payments	35	35	–
Communication costs	34	26	8
Provision for post-sales client support	6	8	(2)
Repairs and maintenance	27	18	9
Other expenses	14	19	(5)
Total	5,374	5,292	82

The increase in cost of sales during fiscal 2015 from fiscal 2014 was attributable primarily to an increase in our employee benefit costs and cost of technical sub-contractors partially offset by decrease in depreciation. The increase in employee benefit costs during the fiscal 2015 from fiscal 2014 was primarily due to compensation increases given to employees during the last 12 months, promotions, higher variable payout and an increase in the number of employees partially offset by reduction in onsite mix, role mix change and cross currency impact. The decrease in depreciation is primarily on account of changes in the estimated useful life of buildings and computer equipment. During the three months ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computer equipment with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates. Had the group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the fiscal 2015 would have been higher by $72 million for assets held at April 1, 2014 (Refer to note 2.5 in Item 18 of this Annual Report).

We hire subcontractors on a limited basis from time to time for client requirements and we generally do not perform subcontracted work for other technology service providers. For fiscal 2015, 2014 and 2013, 6.6%, 6.1% and 5.8% respectively, of our cost of sales was attributable to cost of technical subcontractors.

Gross profit

The following table sets forth our gross profit for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Gross profit	3,337	2,957	380	12.9%
As a percentage of revenue	38.3%	35.8%

The increase in gross profit as a percentage of revenue during fiscal 2015 from fiscal 2014 was attributable to a decrease in cost of sales as a percentage of revenue, during the same period, as explained above.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Selling and marketing expenses	480	431	49	11.4%
As a percentage of revenue	5.5%	5.2%

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change
Employee benefit costs	389	356	33
Travelling costs	43	32	11
Branding and marketing	26	22	4
Operating lease payments	6	7	(1)
Consultancy and professional charges	3	3	–
Communication costs	4	4	–
Other expenses	9	7	2
Total	480	431	49

The increase in selling and marketing expenses during fiscal 2015 from fiscal 2014 was attributable primarily to an increase in the employee benefit costs on account of increase in the number of employees, compensation increases given to sales and marketing personnel during the last 12 months, promotions, increase in variable payout and cross currency impact. The increase in travelling cost was on account of an overall increase in business.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Administrative expenses	599	547	52	9.5%
As a percentage of revenue	6.9%	6.6%

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change
Employee benefit costs	174	168	6
Consultancy and professional charges	65	80	(15)
Repairs and maintenance	97	77	20
Power and fuel	36	36	–
Communication costs	44	42	2
Travelling costs	35	23	12
Rates and taxes	21	17	4
Operating lease payments	9	11	(2)
Insurance charges	9	9	–
Provisions for doubtful trade receivables	29	23	6
Contribution towards Corporate Social Responsibility (CSR) (Refer to note 2.21)	42	–	42
Other expenses	38	61	(23)
Total	599	547	52

The increase in administrative expenses for fiscal 2015 from fiscal 2014 was primarily due to increase in repairs and maintenance, contribution towards CSR, partially offset by a decrease in consultancy and professional charges and other expenses. Increase in the employee benefit costs was on account of compensation increase during the last 12 months, promotions and increase in variable payout offset by reduction in person months and cross currency impact. Consequent to the requirements of the Indian Companies Act, 2013, a CSR committee has been formed by the company to formulate and monitor the CSR policy of the company and $42 million was contributed towards CSR activities during fiscal 2015. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities. Other expenses for fiscal 2014 include a charge of $35 million towards visa related matters. Refer to note 2.20 under Item 18 of this Annual Report.

Operating profit

The following table sets forth our operating profit for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Operating profit	2,258	1,979	279	14.1%
As a percentage of revenue	25.9%	24.0%

The increase in operating profit as a percentage of revenue for fiscal 2015 from fiscal 2014 was attributable to an increase of 2.5% in gross profit as a percentage of revenue partially offset by a 0.3% increase in selling and marketing expenses and a 0.3% increase in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Other income, net	560	440	120	27.3%

Other income for fiscal 2015 primarily includes interest income on deposits and certificates of deposit of $430 million, income from available-for-sale financial assets of $43 million, and a foreign exchange gain of $85 million on forward and options contracts, partially offset by foreign exchange loss of $7 million on translation of other assets and liabilities.

Other income for fiscal 2014 primarily includes interest income on deposits and certificates of deposit of $356 million, income from available-for-sale financial assets of $37 million, foreign exchange gain of $78 million on translation of other assets and liabilities, partially offset by a foreign exchange loss of $40 million on forward and options contracts.

The increase in interest income, including income from available-for-sale financial assets, for fiscal 2015 over fiscal 2014 is primarily on account of an increase in investible surplus.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO, controlled trusts and EdgeVerve is the Indian rupee. The functional currencies for most of the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate comparability. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

The following table sets forth the currencies in which our revenues for fiscal 2015 and fiscal 2014 were denominated:

Currency	Percentage of Revenues
	Fiscal 2015	Fiscal 2014
U.S. dollar	68.9%	68.8%
United Kingdom Pound Sterling	5.9%	5.9%
Euro	10.2%	10.3%
Australian dollar	7.6%	7.9%
Others	7.4%	7.1%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2015 and fiscal 2014:

	Fiscal 2015 ()	Fiscal 2014 ()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	61.18	60.75	(0.7)%
United Kingdom Pound Sterling	98.37	97.00	(1.4)%
Euro	77.06	81.77	5.8%
Australian dollar	53.11	56.28	5.6%

	Fiscal 2015()	Fiscal 2014()
Exchange rate at the beginning of the period: (a)
U.S. dollar	59.92	54.29
United Kingdom Pound Sterling	99.77	82.23
Euro	82.69	69.50
Australian dollar	55.30	56.63
Exchange rate at the end of the period: (b)
U.S. dollar	62.50	59.92
United Kingdom Pound Sterling	92.47	99.77
Euro	67.19	82.69
Australian dollar	47.54	55.30
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(4.3)%	(10.4)%
United Kingdom Pound Sterling	7.3%	(21.3)%
Euro	18.7%	(19.0)%
Australian dollar	14.0%	2.3%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2015 and fiscal 2014:

	Fiscal 2015 ($)	Fiscal 2014 ($)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.61	1.60	(0.6)%
Euro	1.26	1.35	6.7%
Australian dollar	0.87	0.93	6.5%

	Fiscal 2015 ($)	Fiscal 2014 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.67	1.51
Euro	1.38	1.28
Australian dollars	0.92	1.04
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.48	1.67
Euro	1.08	1.38
Australian dollar	0.76	0.92
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	11.4%	(10.6)%
Euro	21.7%	(7.8)%
Australian dollar	17.4%	11.5%

For fiscal 2015 and fiscal 2014, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.52% and 0.48%, respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We recorded a gain of $85 million and loss of $40 million for fiscal 2015 and fiscal 2014, respectively, on account of foreign exchange forward and option contracts and foreign exchange loss of $7 million and foreign exchange gain $78 million on translation of other assets and liabilities for fiscal 2015 and fiscal 2014, respectively. Our accounting policy requires us to mark to market and recognize the effect in statement of comprehensive income immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be applied as a credit against our Indian tax liability, to the extent that the same income is subject to tax in India.

We, being a resident in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

We have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (‘STP’) in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all of our STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $273 million and $273 million for fiscal 2015 and 2014, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2015 and 2014 was $0.24 each and $0.24 each, respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue (Refer to Note 2.12, Equity, Item 18 of this Annual Report). Refer to Note 2.16 of Item 18 of this Annual Report for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2015 and fiscal 2014:

 (Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Income tax expense	805	668	137	20.5%
Effective tax rate	28.6%	27.6%

Our effective tax rate for the fiscal 2015 was 28.6% compared to 27.6% for fiscal 2014. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units and other tax deductions. The increase in the effective tax rate to 28.6% for the fiscal 2015 compared to fiscal 2014, was mainly due to an increase in overseas taxes, decrease in benefits from SEZ units as a percentage of profit before income taxes, partially offset by increase in tax reversals (net) and decrease in non-deductible expenses. The tax reversals (net) comprise of reversal of provisions of $101 million made in earlier periods which is partially offset by an additional tax provision of $75 million pertaining to prior periods. The reversal of the provision is due to adjudication of a disputed matter in favor of the company and the creation of additional tax provisions for prior years is based on tax assessments made during the year by tax authorities. (Refer to Note 2.16 of Item 18 of this Annual report for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Net profit

The following table sets forth our net profit for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Net profit	2,013	1,751	262	15.0%
As a percentage of revenues	23.1%	21.2%

The increase in net profit as a percentage of revenues for fiscal 2015 as compared to fiscal 2014 was primarily attributable to a 1.9% increase in operating profit as a percentage of revenues and increases in other income partially offset by increase in income tax expense, as explained above.

Results for Fiscal 2014 compared to Fiscal 2013

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

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

The following table sets forth the growth in our revenues in fiscal 2014 from fiscal 2013:

 (Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Revenues	8,249	7,398	851	11.5%

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

Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), Manufacturing (MFG), Energy & utilities, Communication and Services (ECS), Retail, Consumer packaged goods and Logistics (RCL), Life Sciences and Healthcare (LSH) and Growth Markets (GMU). Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated (Refer to Note 2.19, Segment reporting, of Item 18 of this Annual Report).

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

We typically assume full project management responsibility for each project that we undertake. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and our Development Centers located outside India (‘onsite’) and at our Global Development Centers in India (‘offshore’). The proportion of work performed at our facilities and at client sites varies from quarter-to-quarter. We charge higher rates and incur higher compensation and other expenses for work performed onsite. The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter-to-quarter.

The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2014 and fiscal 2013:

	Fiscal 2014	Fiscal 2013
Onsite	25.2%	24.8%
Offshore	74.8%	75.2%

Revenues from services represented 96.4% of total revenues for fiscal 2014 as compared to 96.0% for fiscal 2013. We also generate revenue from software application products, including banking software. Sales of our software products represented 3.6% of our total revenues for fiscal 2014 as compared to 4.0% for fiscal 2013.

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

The following table sets forth the utilization rates of billable IT services professionals:

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

The segment profitability has declined in most of the geographical segments due to compensation increases given to offshore and onsite employees during the last 12 months. Further, the segment profitability for North America has also declined due to provision of $35 million pertaining to a settlement agreement in visa related matters (Refer to Note 2.20 under Item 18 of this Annual Report). The decrease in profitability in Europe is primarily on account of the impact of full year consolidation of Infosys Lodestone with lower margins. During fiscal 2013, contingency loss provisions were booked on certain large complex system integration projects for India geography.

During fiscal 2014, the total billed person-months for our services other than business process management grew by 10.5% compared to fiscal 2013. The onsite and offshore billed person-months for our services other than business process management grew by 11.0% and 10.3%, respectively during fiscal 2014. During fiscal 2014, there was a 0.4% decrease in offshore revenue productivity and a 2.1% increase in the onsite revenue productivity when compared to fiscal 2013. On a blended basis, the revenue productivity increased by 1.2% during fiscal 2014 when compared to fiscal 2013.

Cost of sales

The following table sets forth our cost of sales for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Cost of sales	5,292	4,637	655	14.1%
As a percentage of revenue	64.2%	62.7%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	4,222	3,697	525
Deferred purchase price pertaining to acquisition (Refer to Note 2.3 under Item 18 of this Annual Report)	31	10	21
Depreciation and amortization	226	207	19
Travelling costs	225	217	8
Cost of technical sub-contractors	322	268	54
Cost of Software packages for own use	128	115	13
Third party items bought for service delivery to clients	32	27	5
Operating lease payments	35	28	7
Communication costs	26	23	3
Repairs and maintenance	18	15	3
Provision for post-sales client support	8	15	(7)
Other expenses	19	15	4
Total	5,292	4,637	655

The increase in cost of sales during fiscal 2014 from fiscal 2013 was attributable primarily to an increase in our employee benefit costs, depreciation, cost of technical sub-contractors and cost of software packages for own use. The increase in employee benefit costs during fiscal 2014 from fiscal 2013 was primarily due to compensation increases given to employees during the last 12 months, the impact of full year consolidation of Infosys Lodestone and an increase in the number of employees. The increase in depreciation is on account of higher depreciable asset base in fiscal 2014 as compared to fiscal 2013. The increase in cost of technical sub-contractors was due to increased engagement to meet certain skill requirements in large projects. The increase in cost of software packages for own use was due to increase in software bought for internal use.

Gross profit

The following table sets forth our gross profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Gross profit	2,957	2,761	196	7.1%
As a percentage of revenue	35.8%	37.3%

The decrease in gross profit as a percentage of revenue during fiscal 2014 from fiscal 2013 was attributable to an increase in cost of sales as a percentage of revenue, during the same period.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Selling and marketing expenses	431	373	58	15.5%
As a percentage of revenue	5.2%	5.0%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	356	294	62
Travelling costs	32	33	(1)
Branding and marketing	22	25	(3)
Operating lease payments	7	6	1
Communication costs	4	4	–
Consultancy and professional charges	3	4	(1)
Other expenses	7	7	–
Total	431	373	58

The increase in selling and marketing expenses during fiscal 2014 from fiscal 2013 was attributable primarily to an increase in employee benefit costs on account of compensation increases given to sales and marketing personnel during the last 12 months.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Administrative expenses	547	479	68	14.2%
As a percentage of revenue	6.6%	6.5%

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change
Employee benefit costs	168	148	20
Consultancy and professional charges	80	89	(9)
Repairs and maintenance	77	73	4
Power and fuel	36	39	(3)
Communication costs	42	39	3
Travelling costs	23	28	(5)
Rates and taxes	17	15	2
Operating lease payments	11	11	–
Insurance charges	9	8	1
Provisions for doubtful trade receivables	23	7	16
Other expenses	61	22	39
Total	547	479	68

The increase in administrative expenses for fiscal 2014 compared to fiscal 2013 was primarily due to an increase in employee benefit costs, provision for doubtful trade receivables and other expenses, partially offset by a decrease in consultancy and professional charges. The increase in employee benefit costs during fiscal 2014 from fiscal 2013 was due to compensation increases given to employees during the last 12 months. The increase in provision for doubtful trade receivables was based on the management’s estimation on the collectability of the receivables. Other expenses for fiscal 2014 include a charge of $35 million (including legal costs) towards a settlement agreement in visa related matters (Refer to Note 2.20 under Item 18 of this Annual Report).

Operating profit

The following table sets forth our operating profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Operating profit	1,979	1,909	70	3.7%
As a percentage of revenue	24.0%	25.8%

The decrease in operating profit as a percentage of revenue for fiscal 2014 from fiscal 2013 was attributable to a decline of 1.5% in gross profit as a percentage of revenue, a 0.2% increase in selling and marketing expenses as a percentage of revenue and a 0.1% increase in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Other income, net	440	433	7	1.6%

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

We recorded a loss of $40 million and a gain of $15 million for fiscal 2014 and fiscal 2013, respectively, on account of foreign exchange forward and option contracts and foreign exchange gain of $78 million and $33 million on translation of other assets and liabilities for fiscal 2014 and fiscal 2013, respectively. Our accounting policy requires us to mark to market and recognize the effect in statement of comprehensive income immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be applied as a credit against our Indian tax liability, to the extent that the same income is subject to tax in India.

We, being a resident in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

We have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (‘STP’) in India and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all of our STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $273 million and $202 million for fiscal 2014 and 2013, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2014 and 2013 was $0.24 each and $0.18 each respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue (Refer to Note 2.12, Equity, under Item 18 of this Annual Report). Refer to Note 2.16 of Item 18 of this Annual Report for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2014 and fiscal 2013:

 (Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Income tax expense	668	617	51	8.3%
Effective tax rate	27.6%	26.3%

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

Net profit

The following table sets forth our net profit for fiscal 2014 and fiscal 2013:

(Dollars in millions)

	Fiscal 2014	Fiscal 2013	Change	Percentage Change
Net profit	1,751	1,725	26	1.5%
As a percentage of revenues	21.2%	23.3%

The decrease in net profit as a percentage of revenues for fiscal 2014 as compared to fiscal 2013 was primarily attributable to a 1.8% decrease in operating profit as a percentage of revenues.

Sensitivity analysis for significant defined benefit plans for Fiscal 2015 over Fiscal 2014

We provide for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2015 and March 31, 2014:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Benefit obligations at the end	131	118
Fair value of plan assets at the end	134	120
Funded status	3	2

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

As of March 31, 2015, 2014 and 2013, we had $5,731 million, $5,656 million and $5,347 million in working capital, respectively. The working capital as of March 31, 2015 includes $4,859 million in cash and cash equivalents and $140 million in available-for-sale financial assets. The working capital as of March 31, 2014 includes $4,331 million in cash and cash equivalents, $367 million in available-for-sale financial assets and $143 million in investments in certificates of deposit. The working capital as of March 31, 2013 includes $4,021 million in cash and cash equivalents and $320 million in available-for-sale financial assets. We have no outstanding bank borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $58 million, $53 million and $56 million as of March 31, 2015, 2014 and 2013, respectively. These restrictions are primarily on account of balances held in unpaid dividend bank accounts, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. Our investments in available for sale financial assets comprising mutual fund units and quoted debt securities represent funds deposited at a bank or other eligible financial institution for a specified time period and are also high credit-rated by domestic credit rating agencies.

In summary, our cash flows were:

 (Dollars in millions)

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net cash provided by operating activities	1,756	2,003	1,738
Net cash (used) in investing activities	(205)	(823)	(927)
Net cash (used) in financing activities	(815)	(519)	(583)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred purchase price, income taxes, income on available-for-sale financial assets and certificates of deposit, provisions for doubtful trade receivable and changes in working capital.

Trade receivables increased by $240 million, $232 million and $188 million during fiscal 2015, 2014 and 2013, respectively. Trade receivables as a percentage of last 12 months revenues were 17.8%, 16.9% and 17.6% as of March 31, 2015, 2014 and 2013, respectively. Days sales outstanding on the basis of last 12 months revenues were 65 days, 62 days and 64 days as of March 31, 2015, 2014 and 2013, respectively.

Prepayments and other assets have increased primarily on account of increases in deposits with corporations to settle certain employee-related obligations as and when they arise, increase in withholding taxes primarily consisting of input tax credits, increase in interest accrued partially offset by decrease in premiums held in trusts. Premiums held in trusts represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity.

Increase in other liabilities and provisions is primarily on account of increases in accrued compensation given to employees towards salaries and bonuses; increase in liability towards acquisition of business partially offset by decrease in premiums held in trusts and decrease in withholding taxes. Premiums held in trusts represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity.

Unearned revenues increased by $45 million during fiscal 2015, compared to a decrease of $27 million during fiscal 2014 and an increase of $49 million during fiscal 2013. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended.

In fiscal 2015, income tax of $286 million was paid consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal (Refer to note 2.16 under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2015, we expect to contribute $26 million to gratuity trusts during fiscal 2016 (Refer to note 2.11.1 under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities relating to our business acquisitions for fiscal 2015, 2014 and 2013 was $206 million, Nil and $213 million, respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2015, 2014 and 2013 was $367 million, $451 million and $382 million, respectively for our software Development Centers. During fiscal 2015, we invested $3,901 million in liquid mutual funds, $22 million in deposits with corporations, $5 million in fixed maturity plan securities and redeemed liquid mutual funds of $4,098 million, $25 million of fixed maturity plan securities and $135 million of certificates of deposit. During fiscal 2014, we invested $3,731 million in liquid mutual funds, $154 million in quoted debt securities, $37 million in deposits with corporations, $24 million in fixed maturity plan securities, $210 million in certificates of deposit and redeemed liquid mutual funds of $3,681 million and $74 million of certificates of deposit. During fiscal 2013, we invested $4,029 million in liquid mutual fund units, $45 million in deposits with corporations, $69 million in quoted debt securities and redeemed liquid mutual funds of $3,716 million and $67 million of certificates of deposit. The proceeds realized from the redemption of available-for-sale financial assets were used in our business activities.

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

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

On April 24, 2015, we entered into a definitive agreement to acquire Kallidus Inc. (d.b.a, Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million including a deferred component and retention bonus.

We have allocated $500 million towards innovation fund to support the creation of a global eco-system of strategic partners.

We provide personal loans and salary advances to employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 7%. Loans and advances aggregating $40 million, $41 million and $41 million were outstanding as of March 31, 2015, 2014 and 2013, respectively.

The timing of required repayments / recovery of employee loans and advances outstanding as of March 31, 2015 are as detailed below:

(Dollars in millions)

12 months ending March 31,	Repayment
2016	35
2017	5
40

Net cash used in financing activities for fiscal 2015 was $815 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2014 was $519 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2013 was $583 million, primarily towards dividend payments including corporate dividend tax of $568 million.

The Board of Directors, in their meeting on April 24, 2015, proposed a final dividend of 29.50 per equity share (approximately $0.47 per equity share) ((equivalent to 14.75 (approximately $0.24 per share) per share after 1:1 bonus issue, if approved by shareholders)). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015, and if approved, would result in a cash outflow of approximately $652 million, inclusive of corporate dividend tax. The Board has decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

As of March 31, 2015, we had contractual commitments for capital expenditure of $252 million, as compared to $227 million and $312 million of contractual commitments as of March 31, 2014 and 2013, respectively. These commitments include $182 million in commitments for domestic purchases as of March 31, 2015, as compared to $129 million and $192 million as of March 31, 2014 and 2013, respectively, and $70 million in commitments for imports of hardware, supplies and services to support our operations generally as of March 31, 2015, as compared to $98 million and $120 million as of March 31, 2014 and 2013, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2015 to be significantly completed in a year.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2015 and March 31, 2014.

We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non-Current Financial Assets:

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2015 and March 31, 2014.
3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.	Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2015 and March 31, 2014.
4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2015 and March 31, 2014.
5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

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

Components of Market Risk

(1) Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2015, 2014 and 2013, U.S. dollar denominated revenues represented 68.9%, 68.8% and 70.6% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.9%, 5.9% and 6.4% of total revenues, revenues denominated in the Euro represented 10.2%, 10.3% and 8.8% of total revenues while revenues denominated in the Australian dollar represented 7.6%, 7.9% and 8.3% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

As of March 31, 2015, we had outstanding forward contracts of $716 million, Euro 67 million, United Kingdom Pound Sterling 73 million, Australian dollar 98 million, Canadian dollar 12 million and Singapore dollar 25 million. As of March 31, 2014, we had outstanding forward contracts of $751 million, Euro 64 million, United Kingdom Pound Sterling 77 million and Australian dollar 75 million and option contracts of $20 million. As of March 31, 2013, we had outstanding forward contracts of $851 million, Euro 62 million, United Kingdom Pound Sterling 65 million and Australian dollar 70 million. The forward contracts typically mature within 12 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

(2) Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new Presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

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

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to note 2.5 of Item 18 of this Annual Report.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount, based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

We use market related information and estimates to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

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

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. We offset deferred tax assets and deferred tax liabilities wherever we have a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2015.

(Dollars in millions)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	117	27	42	21	27
Purchase obligations	371	358	13	–	–
Unrecognized tax benefits	379	–	–	–	–
Post-retirement benefits obligations	240	21	43	49	127
Total	1,107	406	98	70	154

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

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Dr. Vishal Sikka(1)(8)	47	Chief Executive Officer and Managing Director
U. B. Pravin Rao	53	Chief Operating Officer and Whole-time Director
Rajiv Bansal	42	Chief Financial Officer
Srikantan Moorthy(9)	52	Executive Vice President and Global Head - Human Resources
David D. Kennedy (10)	53	Executive Vice President, General Counsel and Chief Compliance Officer
Kiran Mazumdar-Shaw(5)(6)(8)	62	Independent Director
Carol M. Browner (5)(6)	59	Independent Director
K. V. Kamath(4)(5)(8)	67	Non-Executive Chairman
Ravi Venkatesan(4)(6)(7)	52	Independent Director
Prof. Jeffrey S. Lehman(4)(5)(7)	58	Independent Director
R. Seshasayee(4)(5)(6)(7)(8)	66	Independent Director
Prof. John W. Etchemendy (2)	62	Independent Director
Roopa Kudva(3)	51	Independent Director

(1)	Appointed as a whole time director, Chief Executive Officer and Managing Director designate from June 14, 2014 to July 31, 2014 and as the CEO and MD with effect from August 1, 2014
(2)	Appointed as a Member of the Board with effect from December 4, 2014. Appointment confirmed by shareholders by way of postal ballot on March 2, 2015
(3)	Appointed as a Member the Board with effect from February 4, 2015. Appointment will come up for shareholder confirmation at the ensuing AGM on June 22, 2015.
(4)	Member of the Audit Committee
(5)	Member of the Nomination and Remuneration Committee
(6)	Member of the Risk and Strategy Committee
(7)	Member of the Stakeholders Relationship Committee
(8)	Member of the Corporate Social Responsibility (CSR) Committee
(9)

Effective April 1, 2015, Mr. Moorthy has become Executive Vice President Head, Global Services – Application Development and Maintenance, Independent Validation Services and Business Intelligence and ceased to be an executive officer and Group Head - Human Resources

(10)	Appointed as Executive Vice President and General Counsel with effect from November 1, 2014 and Chief Compliance Officer with effect from January 10, 2015

Dr. Vishal Sikka is a whole-time director of the Board, and Chief Executive Officer & Managing Director of Infosys. He is also a member of our CSR Committee. Prior to joining Infosys, he was a member of the Executive Board of SAP AG, leading all products and technologies, and driving innovation globally. In his 12 years at SAP, he was instrumental in defining the company’s technology and product strategy and architecture. He is credited with creating the breakthrough in-memory data platform, SAP HANA. He accelerated SAP’s development processes, bringing about a deep focus on design and user experience, transforming the company’s innovation culture, expanding engagement with startups and venture investing, and leading product incubation and co-creation with customers. He is also the creator of the concept of ‘timeless software’, which articulates the principles for the renewal of products without disruption to customer environments. He is especially known for his championship of technology as an amplifier of human potential, and his passion for applying software in purposeful ways to address some of the biggest global challenges. His experience includes research in artificial intelligence, intelligent systems, programming languages and models, and information management – at Stanford University, at Xerox Palo Alto Labs, and as founder of two startup companies. He received his BS in Computer Science from Syracuse University. He holds a Ph.D. in Computer Science from Stanford University, USA.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and Whole-time Director of the Board. As the Chief Operating Officer, Pravin Rao is responsible for driving growth and differentiation across portfolios at Infosys. Additionally, he oversees global delivery, quality and productivity, the supply chain, business enabler functions and Infosys Labs. He is also the Chairman of Infosys BPO, Chairman of Infosys Technologies (Australia) Pty. Limited and the director of Lodestone Holding AG. Pravin has over 28 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a degree in electrical engineering from Bangalore University, India.

Rajiv Bansal is the Chief Financial Officer of Infosys. His areas of responsibility include Corporate Finance, Business Finance, Operations Planning and Assurance, Taxation, and investor relations for the whole group. Rajiv Bansal is also the Chairperson of Lodestone Holding AG, Director of EdgeVerve Systems Limited and Director of Infosys BPO Limited. Rajiv has over 20 years of experience and joined Infosys as Manager of Finance in 1999. Prior to becoming the CFO, Rajiv was Vice President and Head of Finance. As the Head of Finance, his key priorities included supporting the company’s growth, managing critical finance functions and adhering to regulatory and compliance requirements. Before joining Infosys, Rajiv worked in different capacities at Tata Technologies, Cable & Wireless and ABB. Rajiv is a Chartered Accountant and Cost Accountant by profession. He holds a Bachelor’s degree in commerce from Calcutta University, India.

Srikantan Moorthy (Tan) is the Executive Vice President Head, Global Services – Application Development and Maintenance, Independent Validation Services and Business Intelligence. As on March 31, 2015, the date of this Annual Report, he was Executive Vice President and Global Head of Human Resources at Infosys. Prior to taking up this role in April 2013, Tan was the Group Head of Education & Research (E&R) at Infosys, where his primary responsibility was talent development through competency building. Before taking up business enablement roles, Tan was heading service delivery for the telecommunication business at Infosys. Tan has worked in several facets of the business encompassing both strategy and operations during his career in the professional services industry. Tan is an active representative of Infosys in several professional bodies, including the Professional Development Committee of ACM (Association for Computing Machinery), NASSCOM (National Association of Software and Services in India) Education Council and IFEES (International Federation of Engineering Education Societies). In July 2010, Tan was inducted as a founding director of the International Professional Practice Partnership Global Industry Council (IP3-GIC). Tan holds a Bachelor’s degree in electronics engineering from Bangalore University, India.

David D. Kennedy is the Executive Vice President, General Counsel and Chief Compliance Officer of Infosys. He is responsible for all legal and compliance matters of the company. He is the Vice President of Infosys Nova Holdings LLC. He has offered legal guidance to international companies for over 25 years. Prior to Infosys, he was Chief Legal Officer at JDA Software, Inc., General Counsel and Corporate Secretary at Better Place, Inc., and General Counsel and Secretary for Business Objects S.A. He began his professional career with IBM and held various legal leadership roles within a number of business units. He holds a Bachelor of Science degree in Business Administration from the University Of Connecticut School Of Business Administration and a J.D. from the University Of Connecticut School Of Law.

Kiran Mazumdar-Shaw is an Independent Director of Infosys. She is the Chairperson & Managing Director of Biocon Limited, a biotechnology company based in Bangalore, India. She is a member of our Nomination and Remuneration Committee, CSR Committee and Risk and Strategy Committee. Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. The Economic Times placed her at India Inc.’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Carol M. Browner is an Independent Director of Infosys. She serves as a Distinguished Senior Fellow at the Center for American Progress and as Counselor to the Albright Stonebridge Group. She is a member of our Nomination and Remuneration Committee and Risk and Strategy Committee. Ms. Browner served as director of the White House Office of Energy and Climate Change Policy in the Obama administration from 2009 to 2011. Ms. Browner previously served as Administrator of the Environmental Protection Agency (EPA) during the Clinton administration from 1993 to 2001 and was the longest-serving administrator in the history of the EPA. Earlier in her career, she worked in the Florida House of Representatives and served as legislative assistant to United States Senators Lawton Chiles and Al Gore. Ms. Browner serves as director and advisor to several non-profits and private companies, including as director on the boards of Bunge Limited, Center for American Progress and as chair of the board for the League of Conservation Voters, as advisor to Harvest Power and Opower, as Commissioner of the Global Oceans Commission. She graduated from the University of Florida and the University Of Florida College Of Law. Ms. Browner headed the Florida Department of Environmental Regulation from 1991 to 1993.

K. V. Kamath is the Non-Executive Chairman at Infosys. He is also the Chairperson of our CSR Committee and a member of our Audit Committee and Nomination and Remuneration Committee. Mr. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India’s second largest bank. Mr. Kamath began his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to Asian Development Bank and spent several years in Southeast Asia before returning to ICICI as its Managing Director and CEO in 1996. He achieved the objective of transforming ICICI into a technology-driven financial services group and the first universal bank in India. He retired as the Managing Director and CEO of ICICI Bank in April 2009, and took up his present position as non-executive Chairman. Mr. Kamath was awarded the Padma Bhushan, one of India’s highest civilian honors, in 2008. He has been conferred with numerous other awards including an honorary Ph.D. by the Banaras Hindu University. Mr. Kamath received a degree in mechanical engineering from Karnataka Regional Engineering College and a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad (IIM-A), India.

Ravi Venkatesan is an Independent Director of Infosys. He has served as one of the directors on our Board since April 2011. He is also the Chairperson of our Risk and Strategy Committee and a member of our Stakeholders Relationship Committee and Audit Committee. Mr. Venkatesan was the Chairman of Microsoft India between 2004 and 2011. Prior to joining Microsoft, Mr. Venkatesan worked for over 17 years with Cummins Inc. Mr. Venkatesan is a member of the Board of Directors of AB Volvo and a member of the Advisory Boards of Harvard Business School and Bunge Inc. Mr. Venkatesan received a Bachelor of technology in mechanical engineering from the Indian Institute of Technology, Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar.

Prof. Jeffrey S. Lehman is an Independent Director of Infosys. He has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairperson of our Nomination and Remuneration Committee and Stakeholders Relationship Committee and a member of our Audit Committee. He also serves as the Chairman of Infosys Public Services, Inc. Mr. Lehman, previously been founding dean of the Peking University School of Transnational Law, is also professor of law and former president at Cornell University and a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Lehman was named the Vice-Chancellor of NYU Shanghai. He tenured as professor of law and public policy at the University of Michigan before becoming dean of the University of Michigan Law School in 1994. During his last two years as dean, he also served as president of the American Law Deans Association. Mr. Lehman was a practicing lawyer in Washington, D.C. Mr. Lehman received a Bachelor of Arts in Mathematics from Cornell University and Master of Public Policy and Juris Doctor degrees from the University of Michigan.

R. Seshasayee is an Independent Director of Infosys. He has served as one of the directors on our Board since January 2011. He is the Chairperson and Audit Committee Financial Expert of our Audit Committee and a member of our CSR Committee, Risk and Strategy Committee, Stakeholders Relationship Committee and Nomination and Remuneration Committee. He joined Ashok Leyland Ltd. in 1976 and was appointed as Executive Director in 1983, Deputy Managing Director in 1993 and elevated as Managing Director in April 1998. Currently, Mr. Seshasayee is the Executive Vice Chairman of Ashok Leyland Limited. Recognizing his contribution towards the enhancement of economic and social ties between Italy and India, Mr. Seshasayee was accorded the 'Star of Italian Solidarity' award by the Italian Government. In 2008, he was awarded the prestigious Sir Jehangir Ghandy Medal for Industrial and Social Peace by XLRI, Jamshedpur. In the same year, he was conferred the 'Lifetime Achievement Award, by the Institute of Chartered Accountants of India.

Prof. John W. Etchemendy is an Independent Director of Infosys. He is the Provost of Stanford University and Patrick Suppes Family Professor in the School of Humanities and Sciences. He is also a faculty member of the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI). He has received the Dean’s Award for Excellence in teaching (1988), and the Bing Award for Excellence in teaching (1992). In addition, he is also the recipient of the Educom Medal for leadership in the application of technology to teaching. He received his B.A. and M.A. in Philosophy from the University of Nevada, Reno. He earned his doctorate in Philosophy at Stanford University. He served on the faculty at Princeton University for two years before joining the Department of Philosophy at Stanford as a faculty member. He is the author of numerous books and articles on logic, some co-authored with several close collaborators. He has been co-editor of the Journal of Symbolic Logic and is on the editorial board of several other journals.

Roopa Kudva is an Independent Director of Infosys. Roopa Kudva was the Managing Director and Chief Executive Officer of CRISIL, a global analytical company providing ratings, research, and risk and policy advisory services. She regularly features in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. She is a recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year’ Award 2013-14. She is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the Reserve Bank of India. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions. She holds a postgraduate diploma in management from Indian Institute of Management, Ahmedabad (IIM-A) and also received the ‘Distinguished Alumnus Award’ from her alma mater.

COMPENSATION

Our Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders. The annual compensation of the executive directors is approved by the Nomination and Remuneration Committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component and a variable pay. The Nomination and Remuneration Committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance-related matrix.

We have a variable compensation structure for our employees above a certain level of seniority. The variable compensation is payable based on performance. Our Board aligned the compensation structure of our executive directors in line with that applicable to all of our other employees. Our executive directors have variable compensation payable on our achievement of certain performance targets. The variable compensation is payable quarterly or at other intervals as may be decided by our Board.

In fiscal 2015, our non-executive directors were paid an aggregate of $1,213,729. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for the fiscal year ended March 31, 2015.

Name	Salary ($)	Bonus & Incentive ($)(12)	Other Annual Compensation / Commission ($)	Amount accrued for long term benefits ($)
Narayana Murthy(1)	–	–	–	–
S. Gopalakrishnan(1)	–	100	–	–
S. D. Shibulal(2)	–	100	–	–
Dr. Vishal Sikka(3)	716,539	–	–	24,894
Srinath Batni(2)	31,039	203,502	73,788	5,773
B. G. Srinivas(4)	158,500	341,727	141,839	–
U. B. Pravin Rao	109,583	616,509	244,554	20,056
K. V. Kamath	–	–	315,000	–
Ravi Venkatesan	–	–	133,889	–
Omkar Goswami(5)	–	–	97,618	–
Prof. Jeffrey S. Lehman	–	–	191,389	–
R. Seshasayee	–	–	164,722	–
Ann M. Fudge(6)	–	–	–	–
Kiran Mazumdar-Shaw	–	–	121,667	–
Carol M Browner(7)	–	–	135,358	–
Roopa Kudva(8)	–	–	17,062	–
Prof. John W. Etchemendy(9)	–	–	37,024	–
Rajiv Bansal	124,567	450,980	172,700	22,611
Srikantan Moorthy	85,285	440,574	116,769	16,008
David D. Kennedy(10)	185,192	19,928	–	13,951
Parvatheesam Kanchinadham (11)	21,108	101,332	32,150	4,824

(1)	Ceased to be a member of the Board effective October 10, 2014
(2)	Ceased to be a member of the Board effective July 31, 2014
(3)

Appointed as a Whole-time Director, Chief Executive Officer and Managing Director designate effective June 14, 2014 to July 31, 2014 and as the Managing Director and Chief Executive Officer effective August 1, 2014

(4)	Ceased to be a member of the Board effective June 10, 2014
(5)	Retired as a member of the Board effective December 31, 2014
(6)	Retired as a member of the Board effective June 14, 2014
(7)	Appointed as a member of the Board effective April 29, 2014
(8)	Appointed as a member of the Board effective February 4, 2015
(9)	Appointed as a member of the Board effective December 4, 2014
(10)	Appointed as Executive Vice President and General Counsel effective November 1, 2014 and Chief Compliance Officer effective January 10, 2015
(11)	Ceased to be the Chief Risk and Compliance Officer and Company Secretary effective January 10, 2015
(12)	Includes long-term bonus paid to eligible employees for fiscal 2013, 2014 and 2015 as per the employment agreement.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at quarterly average exchange rates.

Option Grants

On recommendation of the Nomination and Remuneration Committee, the Company made a grant of 27,067 restricted stock units (RSUs) (the equivalent of 54,134 RSUs after adjustment for the bonus issue made in December 2014) to Dr. Vishal Sikka, CEO and MD. The RSUs will vest over a period of four years from the date of grant in the proportions specified in the award agreement.

Option Exercises and Holdings

Our directors or senior executives did not hold or exercise any options during the fiscal year ended March 31, 2015.

The Indian Companies Act, 2013 only mandates executive directors to retire by rotation. Independent Directors shall hold office for a term up to five consecutive years on the board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. The term of office of each of the directors is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
K. V. Kamath (3)	April 1, 2014	December 1, 2017	–
Ravi Venkatesan(4)	April 1, 2014	March 31, 2019	–
Prof. Jeffrey S. Lehman(5)	April 1, 2014	April 13, 2016	–
R. Seshasayee(3)	April 1, 2014	May 31, 2018	–
U. B. Pravin Rao(6)	January 10, 2014	January 9, 2019	Yes
Kiran Mazumdar-Shaw	January 10, 2014	March 31, 2019	–
Carol M. Browner	April 29, 2014	April 28, 2019	–
Dr. Vishal Sikka	June 14, 2014	June 13, 2019	Yes
Prof. John W. Etchemendy	December 4, 2014	December 3, 2019	–
Roopa Kudva(7)	February 4, 2015	February 3, 2020	–

(1)	For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.
(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Appointed at the Extraordinary General Meeting held on July 30, 2014 to ratify the appointment as per the Companies Act, 2013
(4)	Appointed at the Annual General Meeting held on June 14, 2014 to ratify the appointment as per the Companies Act, 2013
(5)	Appointed by way of Postal Ballot approved on March 2, 2015 to ratify the appointment as per the Companies Act, 2013
(6)	Director who is retiring by rotation in the ensuing Annual General Meeting scheduled for June 22, 2015 and is seeking re-appointment
(7)	Appointed by the Board as additional director effective February 4, 2015. Ms. Kudva’s appointment will come up for shareholder confirmation at the ensuing AGM on June 22, 2015.

Employment and Indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a General Meeting of shareholders. We have entered into agreements with our executive directors, Dr. Vishal Sikka, the Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer. Mr. Rao’s agreement contains the terms and conditions of his employment, including a monthly salary, bonus and benefits including vacation, medical reimbursement and gratuity contributions. There are no benefits payable upon termination of this agreement. This agreement is made for a five-year period, but either we or Mr. Rao may terminate the agreement upon six months’ notice or as mutually agreed between the parties. Mr. Rao’s agreement is filed as an exhibit to this Annual Report on Form 20-F. Dr. Vishal Sikka’s agreement provides for an annual salary, bonuses, stock compensation and benefits including vacation. His agreement has a five-year term. Dr. Sikka and the Company have agreed to provide each other with 90 days’ notice as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement for Dr. Sikka is filed as an exhibit to this Annual Report on Form 20-F.

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

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. As on March 31, 2015, the Board consists of 10 members, two of whom are executive or whole-time directors, and eight are independent directors as defined by Rule 303A.02 of the Listed Company Manual of the New York Stock Exchange.

The Companies Act, 2013 require that at least two-thirds of our executive directors be subject to retirement by rotation. One-third of these directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election. Executive directors are required to retire at age 60 in accordance with our India-based employee retirement policies.

The age of retirement for independent directors joining the board is 70 years.

Board Leadership Structure

Non -Executive Chairman of the Board

Our Board leadership comprises of a Chief Executive Officer (CEO) and Managing Director (MD), Dr. Vishal Sikka and a non-executive Chairman, Mr. K.V. Kamath. In the current structure, the roles of CEO and Chairman of the Board are separated.

The Non-Executive Chairman of the Board (the Chairman) is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitating effective communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board, Board committees and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, oversee the management of the Board's administrative activities such as meetings, schedules, agendas, communication and documentation.

The Chairman will actively work with the Nomination and Remuneration Committee to plan the Board and Board committee's composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

Chief Executive Officer and Managing Director

The Chief Executive Officer and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and all management matters. He is also responsible for achieving the annual business targets and acquisitions.

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The Risk and Strategy committee, comprising of four independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The Risk and Strategy committee reviews the risk management practices in the company. Our senior management also provides regular reports and updates to the Risk and Strategy committee and our Board from time to time on the enterprise risks and actions taken.

Board and Management Changes

On April 29, 2014, the Board appointed Ms. Carol M Browner as an Independent Director. Mr. B.G. Srinivas, Executive Director resigned from the Board effective June 10, 2014. Ms. Ann M Fudge, Independent Director retired from the Board effective June 14, 2014. Dr. Vishal Sikka was appointed as Whole-time Director and as Chief Executive Officer and Managing Director designate with effect from June 14, 2014 till July 31, 2014 and as Managing Director and Chief Executive Officer effective August 1, 2014. Mr. S.D. Shibulal, Managing Director and Chief Executive Officer, resigned from the services of the Company effective July 31, 2014. Mr. Srinath Batni, Executive Director resigned from the Board effective July 31, 2014. Mr. Narayana Murthy, Non-Executive Director resigned from the Board effective October 10, 2014. Mr. S. Gopalakrishnan, Non-Executive Director resigned from the Board effective October 10, 2014. Prof. John W. Etchemendy was appointed as an Independent Director effective December 04, 2014. Dr. Omkar Goswami, Independent Director retired from the Board effective from December 31, 2014. Mr. Parvatheesam Kanchinadham resigned as Chief Risk & Compliance Officer and Company Secretary effective January 10, 2015. Mr. David D. Kennedy was appointed as Executive Vice President and General Counsel effective November 1, 2014 and as Chief Compliance Officer effective January 10, 2015. Ms. Roopa Kudva was appointed as an additional (independent) Director effective, February 04, 2015.

The Company had five executive officers as on the date of this Annual Report on Form 20-F, viz., Dr. Vishal Sikka (Chief Executive Officer and Managing Director), Mr. U. B. Pravin Rao (Chief Operating Officer and Whole-time Director) Mr. Rajiv Bansal (Chief Financial Officer), Mr. David D. Kennedy (Executive Vice President, General Counsel and Chief Compliance Officer) and Mr. Srikantan Moorthy (Executive Vice President and Global Head - Human Resources). Effective April 1, 2015, Mr. Srikantan Moorthy has become Executive Vice President Head, Global Services – Application Development and Maintenance, Independent Validation Services and Business Intelligence and ceased to be an executive officer and Global Head - Human Resources.

Board Committee Information

Currently, the Board has five committees: the Audit committee, Nomination and Remuneration committee, Stakeholders Relationship committee, Risk and Strategy committee and Corporate Social Responsibility (CSR) committee. The charters governing these committees and our corporate governance guidelines are posted on our website at www.infosys.com. All committees except the CSR committee consist entirely of independent directors.

The Board, in consultation with the nomination and remuneration committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The Non-Executive Chairman of the Board, in consultation with the Company Secretary and the committee Chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval. The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

Details relating to the Audit Committee, Nomination and Remuneration Committee, Risk and Strategy Committee, Stakeholders Relationship Committee and Corporate Social Responsibility Committee of our Board are provided below.

Audit Committee

Our Audit Committee comprises four independent directors each of whom was determined by our Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act. They were:

•	Mr. R. Seshasayee, Chairperson and Audit Committee Financial Expert
•	Mr. K. V. Kamath
•	Prof. Jeffrey S. Lehman
•	Mr. Ravi Venkatesan

Mr. Ravi Venkatesan was appointed as a member of the Audit Committee, effective July 10, 2014.

The primary objective of Audit Committee is to monitor and provide an effective supervision of the Management’s financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The committee has the authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors.

The Audit Committee held four meetings in person during fiscal 2015.

The Audit Committee has amended its charter. The amended charter is filed as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee (‘the committee’) comprises five independent directors each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Prof. Jeffery S Lehman, Chairperson
•	Mr. K.V.Kamath
•	Ms. Carol M Browner
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw

In accordance with the requirements of Section 178 of the Indian Companies Act, 2013 and the revised Clause 49 of the Listing agreement with National Stock Exchange and BSE Limited, the Board at its meeting held on October 10, 2014 merged the existing Nominations and Governance Committee with the Management Development and Compensation Committee (MDCC) to constitute the Nomination and Remuneration Committee.

The purpose of our Nomination and Remuneration Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by our Board and to recommend, for approval by our Board, nominees for election at our annual meeting of shareholders.

The committee also reviews and approves for the CEO and MD, the executive directors and executive officers : (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements. The committee reviews and discusses all matters pertaining to candidates and evaluates the candidates in accordance with a process that it sees fit, passing on the recommendations to the Board. The committee also coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a half-yearly basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year.

Prior to the merger, there were three Nominations and Governance Committee meetings and three MDCC meetings held in fiscal 2015.

Post-merger the Nomination and Remuneration Committee held one meeting in fiscal 2015.

The Nomination and Remuneration Committee has adopted a charter. The charter is filed as an exhibit to this Annual Report on Form 20-F.

Risk and Strategy Committee

Our Risk and Strategy Committee comprises four independent directors each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Mr. Ravi Venkatesan,Chairperson
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw
•	Ms. Carol M Browner

Ms. Carol M Browner was appointed as a member of the Committee effective July 10, 2014.

Dr. Omkar Goswami ceased to be a member of the Committee effective December 31, 2014.

The purpose of the Risk and Strategy Committee is to assist our Board in fulfilling its corporate governance duties by overseeing responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The Risk and Strategy Committee has overall responsibility for monitoring and approving our risk policies and associated practices. The Risk and Strategy Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The Risk and Strategy Committee held four meetings during fiscal 2015.

The Risk and Strategy Committee has adopted an amended charter which is filed as an exhibit to this Annual Report on Form 20-F.

Stakeholders Relationship Committee

Our Stakeholders Relationship Committee comprises three independent directors, each of whom was determined by our Board to be an independent director under applicable NYSE rules. They were:

•	Prof. Jeffery S Lehman, Chairperson
•	Mr. R. Seshasayee
•	Mr. Ravi Venkatesan

R Seshasayee was appointed as a member of the Committee, effective July 10, 2014.

Dr. Omkar Goswami ceased to be a member of the Committee effective December 31, 2014.

The purpose of the Stakeholders Relationship Committee is to review and redress shareholder grievances.

The Stakeholders Relationship Committee held four meetings during fiscal 2015.

Corporate Social Responsibility Committee (“CSR Committee”)

Our CSR Committee comprises 4 members. They are:

•	Mr. K. V. Kamath, Chairperson
•	Mr. R. Seshasayee
•	Ms. Kiran Mazumdar-Shaw
•	Dr. Vishal Sikka

Dr. Vishal Sikka was appointed as a member of the Committee, effective July 10, 2014.

Mr. S.D. Shibulal ceased to be a member of the Committee, effective July 11, 2014.

The purpose of the CSR Committee is to formulate and monitor the CSR policy of the Company. The committee has adopted a policy that intends to:

•	Strive for economic development that positively impacts the society at large with a minimal resource footprint
•	Be responsible for the corporation’s actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The CSR Committee will oversee the activities / functioning of Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per predefined guidelines.

The CSR Committee will also be assisted by the Infosys Foundation in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR Committee has adopted a charter which is filed as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2015, we had 176,187 employees, of which 166,046 were software professionals. As of March 31, 2014, we employed 160,405 employees, of which 151,059 were software professionals. As of March 31, 2013, we employed 156,688 employees, of which 147,008 were software professionals.

As of March 31, 2015, we had 136,095 employees in India, 21,372 employees in the Americas, 8,933 employees in Europe and 9,787 employees in the Rest of the World.

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

Recruiting

We focus our recruiting on the top talent from engineering departments of Indian schools and rely on a rigorous selection process involving a series of written tests and interviews to identify the best applicants. We also recruit students from campuses in the United States, the United Kingdom, Australia and China. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2015, we received 1,380,283 employment applications, interviewed 133,453 applicants and extended offers of employment to 69,418 applicants. These statistics do not include our subsidiaries. The Group added 15,782 new employees, net of attrition during fiscal 2015.

Performance appraisals

We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and training to underperformers.

Education, Training and Assessment

Competency development of our employees continues to be a key area of strategic focus for us. We launched new training programs to align with the Infosys Renew and New strategy. In keeping with the changes in the use of technology in education, we enhanced our technology-led training efforts in multiple areas. In Foundation Program, an Integrated-learning-platform with teaching, hands-on, assessments of in-class training has been introduced for enhanced learning experience. In addition, mobile apps based learning has been introduced for greater participation and self-directed learning.

We made key changes in continuing education programs to enhance the relevance and effectiveness of learning experiences we provide. For instance, hands-on based assessments have been introduced, and certifications have been strengthened with application-based test items.

We have also made significant investments in hardware and software assets to boost our infrastructure capabilities. All these changes were incorporated to create a unique learning experience our employees.

Our focus on developing our employees and providing continuing education and training remains a key element of our strategy. We train the new engineering graduates that join us at our Global Education Center in Mysore. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs. During fiscal 2015, our Design Thinking program, was conducted for over 23,975 employees for enhancing the innovation quotient. The Design Thinking training has been imparted to client teams, leadership teams, current employees and fresh recruits.

As of March 31, 2015, we employed 710 full-time employees as educators, including 254 with doctorate or master’s degree. Our educators conduct training programs for both the new entrants and experienced employees.

Our engagement with engineering colleges through our Campus Connect program continued last year. During fiscal 2015 we conducted over 37 faculty enablement workshops covering more than 1,440 faculty members from various colleges.

Leadership development

The Infosys Leadership Institute (ILI) was established in early 2001. The vision of ILI is to be a globally respected institution committed to developing Infosys leaders of today and tomorrow. The primary focus of the institute is to develop and prepare leaders of the organization for current and future executive leadership positions. Leaders from across Infosys and its subsidiaries benefit from the Institute’s programs each year. ILI employs a wide range of developmental approaches including classroom training, individualized coaching, experience sharing, and leaders teach sessions.

Compensation

Our professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company and individual performance.

Visas

As of March 31, 2015, the majority of our professionals in the United States held either H-1B visas (14,035 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,246 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of March 31, 2015, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2015. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 1,148,472,332 Equity Shares outstanding as of March 31, 2015. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Dr. Vishal Sikka	–	–
U.B. Pravin Rao	277,760	‘*’
Prof. Jeffrey S. Lehman	–	–
K. V. Kamath	–	–
R. Seshasayee	124	‘*’
Ravi Venkatesan	–	–
Carol M Browner	–	–
Kiran Mazumdar-Shaw	400	‘*’
Prof. John W. Etchemendy	–	–
Roopa Kudva	–	–
Rajiv Bansal (1)	78,500	‘*’
Srikantan Moorthy	25,168	‘*’
David D. Kennedy	–	–
Total (all directors and executive officers)	381,952	‘*’

No material changes subsequently till May 15, 2015.

(1)	Shares beneficially owned by Mr. Bansal includes 7,610 Equity Shares owned by members of Mr. Bansal’s immediate family. Mr. Bansal disclaims beneficial ownership of such shares.

Option plans

1999 Stock Option Plan

In fiscal 2000, we instituted the 1999 Stock Option Plan, or the 1999 Plan. Our shareholders and Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 Equity Shares to employees. The 1999 Plan is administered by our Compensation Committee (now known as the Nomination and Remuneration Committee). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value, or FMV. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by our members in a General Meeting. All options under the 1999 Plan are exercised for equity shares.

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

The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan. There were no share options outstanding and exercisable under the 1999 plan as of March 31, 2015, 2014 and 2013.

2011 RSU Plan

The Company has a 2011 RSU Plan (the “2011 Plan”) which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 5,667,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Nomination and Remuneration Committee (the Committee) and through the Infosys Limited Employees' Welfare Trust (The Trust). The Committee is comprised of independent members of the Board of Directors. The 2011 RSU Plan has been filed previously and is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

During the year ended March 31, 2015, the company made a grant of 27,067 restricted stock units (the equivalent of 54,134 RSUs after adjustment for the bonus issue made in December 2014) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Unvested RSUs will expire upon resignation or termination other than due to misconduct; termination due to misconduct or unauthorized abandonment of service will result in the forfeiture of all RSUs, including vested RSUs.

The above were the only options granted to purchase ADSs or equity shares to our executive officers and directors.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2015, certain information with respect to beneficial ownership of our equity shares by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

The share numbers and percentages listed below are based on 1,148,472,332 Equity Shares outstanding, as of March 31, 2015.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	March 31, 2015			March 31, 2014		March 31, 2013
Shareholding of all directors and officers as a group	381,952		0.03(1)	58,816,301	10.24(2)	33,731,593	5.87 (3)

No material changes subsequently till May 15, 2015.

(1)

Comprised of 381,952 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 1,148,472,332 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2015.

(2)	Comprised of 881,147 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2014. The number of shares has not been adjusted for bonus share issue.
(3)	Comprised of 1,546,965 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2013. The number of shares has not been adjusted for bonus share issue.

Our American Depositary Shares are listed on the NYSE. Each ADS currently represents one equity share of par value 5/- per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2015 are held by 32,919 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. As of March 31, 2015, 44.60% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys Limited established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2015, Infosys Limited holds 99.98% of the outstanding equity shares of Infosys BPO. As of March 31, 2015, we have invested an aggregate of $145 million as equity capital in Infosys BPO.

During fiscal 2015, 2014 and 2013, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed $11 million, $12 million and $13 million, respectively. Further, during fiscal 2015, 2014 and 2013, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them $6 million, $6 million and $7 million, respectively. During fiscal 2015, 2014 and 2013, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed $38 million, $30 million and $25 million, respectively. Further, during fiscal 2015, 2014 and 2013, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them $14 million, $12 million and $11 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. As of March 31, 2015, Infosys Australia is under liquidation. During fiscal 2013, we engaged Infosys Australia for software development services for which we have been billed less than $1 million. Further, during fiscal 2013, Infosys Australia engaged us for certain software development services for which we billed them less than $1 million. During fiscal 2013, we received dividend from Infosys Australia of $15 million.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During fiscal 2015, we made an additional investment of $10 million in Infosys China. As of March 31, 2015, we have invested an aggregate of $33 million as equity capital in Infosys China. During fiscal 2015, 2014 and 2013, we engaged Infosys China for software development services for which we have been billed $23 million, $37 million and $44 million, respectively. Further, during fiscal 2015, 2014 and 2013, Infosys China engaged us for certain software development services for which we billed them $1 million, $1 million and less than $1 million, respectively.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America and invested an aggregate of $5 million in the subsidiary. Subsequently we made additional investments of $7 million in the subsidiary. During fiscal 2013, we made an additional investment of $2 million, in Infosys Mexico. As of March 31, 2015, we have invested an aggregate of $14 million in the subsidiary. During each of the fiscal 2015, 2014 and 2013, we engaged Infosys Mexico for software development services for which we have been billed $2 million. Further, during fiscal 2015, 2014 and 2013, Infosys Mexico engaged us for certain software development services for which we billed them $2 million, $1 million and less than $1 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. As of March 31, 2015, we have invested an aggregate of less than $1 million as equity capital in Infosys Sweden. During fiscal 2015, 2014 and 2013, we engaged Infosys Sweden for software development services for which we have been billed $7 million, $2 million and $1 million, respectively.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. Subsequently we made additional investments of $7 million in the subsidiary. During fiscal 2013, we made an additional investment of $9 million. Further, during fiscal 2014, we disbursed $6 million as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan was repayable within one year at the discretion of the subsidiary. During each of fiscal 2015 and 2014, we accrued interest on the loan of less than $1 million. During fiscal 2015, the outstanding loan amount was converted into share capital. The largest loan amount outstanding during fiscal 2015, 2014 and 2013 was $6 million, $6 million and Nil, respectively. As of March 31, 2015 we have invested an aggregate of $28 million as equity capital in the subsidiary. During fiscal 2015, 2014 and 2013, we engaged Infosys Brasil for software development services for which we have been billed $1 million, $1 million and less than $1 million, respectively. Further, during fiscal 2015, 2014 and 2013, Infosys Brasil engaged us for certain software development services for which we billed them $1 million, $1 million and less than $1 million, respectively.

Infosys Public Services. In October 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market and invested an aggregate of $5 million in the subsidiary. Further during fiscal 2013, we disbursed an amount of $12 million as loan to Infosys Public Services, at an interest rate of 6.0% per annum, for expansion of business operations. The loan is repayable within one year from the date of disbursement at the discretion of the subsidiary. During fiscal 2014, the outstanding loan amount was converted into share capital. The largest loan amount outstanding during fiscal 2014 and 2013 was, $12 million and $13 million, respectively. During fiscal 2014 and 2013, we received interest on loan of $1 million and less than $1 million, respectively. As of March 31, 2015 we have invested $17 million in the subsidiary. During fiscal 2015, 2014 and 2013, Infosys Public Services engaged us for certain software development services for which we billed them $120 million, $95 million and $81 million, respectively.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Subsequently we made additional investments of $17 million in the subsidiary. During fiscal 2015 and 2013 we have made an additional investment of $25 million and $27 million, respectively in Infosys Shanghai. As of March 31, 2015, we have invested an aggregate of $72 million in the subsidiary.

Infosys Consulting India Limited. On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited. The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

Infosys Lodestone. On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG for a cash consideration of $219 million. During fiscal 2013, we disbursed an amount of $22 million as loans to Infosys Lodestone and its subsidiaries, at an interest rate of 6.0% per annum for expansion of business operations. The loan was repayable within one year from the date of disbursement at the discretion of the subsidiary. During fiscal 2014, the outstanding loan amount was converted into share capital. During fiscal 2015, we disbursed an amount of $11 million as loans to Infosys Lodestone and its subsidiaries, at an interest rate of 6.0% per annum for expansion of business operations which is repayable within 1 year from the date of disbursement at the discretion of the subsidiary. Of the loan outstanding $10 million was repaid within the year. During fiscal 2015, fiscal 2014 and 2013, we received interest on loan of less than $1 million, $1 million and less than $1 million, respectively. The largest loan amount outstanding during fiscal 2015, 2014 and 2013 was $11 million, $22 million and $22 million, respectively. As of March 31, 2015 we have invested $241 million in the subsidiary. During fiscal 2015, 2014 and 2013, we engaged Infosys Lodestone and its subsidiaries for software development services for which we have been billed $134 million, $168 million and $19 million, respectively. During fiscal 2015 and 2014, Infosys Lodestone and its subsidiaries engaged us for software development services for which we billed them $4 million and $3 million, respectively.

Infosys Americas. On June 25, 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc., and invested less than $1 million in the subsidiary.

EdgeVerve. On February 14, 2014, we incorporated a wholly-owned subsidiary, EdgeVerve Systems Limited and invested less than $1 million in the subsidiary. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements. During fiscal 2015, we have made an additional investment of $5 million in EdgeVerve. During fiscal 2015, we disbursed an amount of $5 million as loans to EdgeVerve, at an interest rate of 8.7% per annum for expansion of business operations and $2 million was repaid. As of March 31, 2015, we have invested an aggregate of $75 million in the subsidiary. The largest loan amount outstanding during fiscal 2015, and 2014 was $3 million, and Nil, respectively. During fiscal 2015, and 2014, EdgeVerve engaged us for certain management services for which we billed them $4 million, and Nil, respectively. During fiscal 2015, and 2014, we engaged EdgeVerve for software development services for which we have been billed $22 million and Nil, respectively. During fiscal 2015 and 2014, EdgeVerve engaged us for software development services for which we billed them $8 million and Nil, respectively.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of FinacleTM and EdgeServices to EdgeVerve is at an estimated consideration of up to $550 million and up to $35 million respectively.

Infosys Nova. On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated and we invested $15 million.

Refer to note 2.18, Related party transactions, of Item 18 of this Annual Report for details of transactions with Key management personnel.

Employment and indemnification agreements

We have entered into agreements with our executive directors, Dr. Vishal Sikka, the Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer. Mr. Rao’s employment agreement provides for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. The agreement with Mr. Rao has a five-year term and either party may terminate the agreement with six months’ notice or as mutually agreed between the parties. There are no benefits payable upon termination of this agreement. The employment agreement for Mr. Rao is filed as an exhibit to this Annual Report on Form 20-F. Dr. Vishal Sikka’s agreement provides for an annual salary, bonuses, stock compensation and benefits including vacation. His agreement has a five-year term. Dr. Sikka and the Company have agreed to provide each other with 90 days’ notice as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement for Dr. Sikka is filed as an exhibit to this Annual Report on Form 20-F.

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

Loans to employees

We provide personal loans and salary advances to our employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 7%. Loans aggregating $40 million, $41 million and $41 million were outstanding as of March 31, 2015, 2014 and 2013, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated balance sheets as of March 31, 2015 and 2014
•	Consolidated statements of comprehensive income for the years ended March 31, 2015, 2014 and 2013
•	Consolidated statements of changes in equity for the years ended March 31, 2015, 2014 and 2013
•	Consolidated statements of cash flows for the years ended March 31, 2015, 2014 and 2013
•	Notes to the consolidated financial statements
•	Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For fiscal 2015, 2014 and 2013, we generated $8,502 million, $8,036 million and $7,244 million, or 97.6%, 97.4% and 97.9% of our total revenues of $8,711 million, $8,249 million and $7,398 million, respectively, from the export of our products and rendering of services outside of India.

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

In fiscal 2015, 2014 and 2013, we paid cash dividends of approximately $1.21, $0.82 and $0.86 per equity share (not adjusted for bonus share issue), respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

The Board has decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($) (1)	Dividend per ADS ($) (1)
2015(2)	73.00	1.21	1.21
2014(2)	47.00	0.82	0.82
2013(2) (3)	47.00	0.86	0.86

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Not adjusted for Bonus issue.
(3)	Includes a special dividend of 10.00 ($0.18) per equity share, representing the tenth year in operation for Infosys BPO.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on NYSE under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. The ADSs were delisted from NASDAQ with effect from December 12, 2012 and began trading on the New York Stock Exchange from December 12, 2012. We listed our ADSs on the NYSE Euronext London and Paris markets on February 20, 2013.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated.

As of March 31, 2015, we had 1,148,472,332 equity shares issued and outstanding. There were 32,919 record holders of ADRs, evidencing 186,073,981 ADSs (equivalent to 186,073,981 Equity Shares). As of March 31, 2015, there were 439,861 record holders of our Equity Shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges, the NASDAQ and the NYSE. The currency of trade of the ADSs in the U.S. is USD and at London and Paris is Euro (EUR).

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2015 for cable transfers in Indian rupees as published by the FEDAI, which was 62.50 per $1.00. The high and low prices for the Indian stock exchanges, the NYSE and NASDAQ are provided below:

 (Prices in Dollars)

Fiscal	BSE		NSE		NYSE / NASDAQ (1)
	High	Low	High	Low	High	Low
2015	37.36	23.15	37.38	23.04	37.28	25.03
2014	30.68	17.70	30.66	17.70	31.51	19.61
2013	24.04	17.00	24.04	16.99	28.80	19.09
2012	26.45	17.52	26.45	17.47	36.70	23.51
2011	27.80	20.27	27.85	20.27	38.77	27.59
Fiscal 2015
First Quarter	26.97	23.15	27.10	23.04	27.95	25.03
Second Quarter	30.34	25.51	30.36	25.49	31.08	26.34
Third Quarter	35.21	28.80	35.22	28.58	35.18	29.54
Fourth Quarter	37.36	30.63	37.38	30.61	37.28	30.78
Fiscal 2014
First Quarter	23.76	17.70	23.75	17.70	27.17	19.61
Second Quarter	25.20	19.24	25.27	19.23	25.20	20.26
Third Quarter	28.50	24.12	28.49	24.12	29.13	24.17
Fourth Quarter	30.68	25.83	30.66	25.85	31.51	26.66
Fiscal 2013
First Quarter	22.84	18.49	22.87	18.49	28.80	21.05
Second Quarter	21.06	17.00	21.06	16.99	24.36	19.09
Third Quarter	20.87	18.12	20.88	18.13	24.83	20.73
Fourth Quarter	24.04	18.46	24.04	18.47	27.53	21.26
Month
Mar-15	37.02	34.08	37.02	34.11	37.09	34.38
Feb-15	37.36	33.65	37.38	33.63	37.28	34.05
Jan-15	35.55	30.63	35.60	30.61	35.85	30.78
Dec-14	35.21	30.37	35.22	30.34	35.18	30.41
Nov-14	35.19	32.28	35.18	32.26	35.13	32.90
Oct-14	32.56	28.80	32.53	28.58	33.46	29.54

Note:	Adjusted for bonus share issue.

(1)	Our ADSs traded on the NASDAQ until close of trading hours on December 11, 2012 and began trading on the New York Stock Exchange on December 12, 2012.

Source for all tables above: www.bseindia.com for BSE quotes, www.nseindia.com for NSE quotes, www.nyse.com for NYSE quotes and www.nasdaq.com for NASDAQ quotes.

On May 20, 2015, the closing price of equity shares on the BSE was 2,044.70 equivalent to $32.03 per equity share based on the exchange rate on that date and on May 19, 2015, the closing price of ADSs on the NYSE was $31.70 per ADS.

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

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks).

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2015 was approximately 99.30 trillion or approximately $1,586.51 billion. The clearing and settlement operations of the NSE are managed by the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositories on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depository-enabled trades.

BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2015 was approximately 101.49 trillion or approximately $1,625.19 billion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:15 a.m. and 3:30 p.m. (Indian Standard Time).

Securities Transaction Tax

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares. The rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 w.e.f. July 1, 2012; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 w.e.f. June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% is changed to 0.01% in the Finance Act, 2013.

See ‘Taxation’ for a further description of the securities transaction tax and capital gains treatment under Indian law.

The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013, which has been approved by the houses of the Indian Parliament, and received presidential assent on August 29, 2013. The Companies Act, 2013 has replaced the Companies Act, 1956, which has hitherto governed companies and certain other associations, in stages. While several provisions of the Companies Act, 2013 were notified as law on September 12, 2013, February 27, 2014 and April 1, 2014, a few provisions of the Companies Act, 2013 are yet to be notified as effective by the Government of India. Pending notification of the Companies Act, 2013 in its entirety, certain provisions of the Companies Act, 1956, which have not ceased to be effective by enactment of the corresponding provisions of the Companies Act, 2013 continue to be effective, along with the notified provisions of the Companies Act, 2013.

Accordingly, the corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013 read with the Companies Act, 1956 (to the extent still in force), as amended from time to time (the “Indian Companies Act”).

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

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 10 directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the Board of Directors until they resign or are removed. Our Articles of Association require two thirds of our directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 years and may be re-appointed only for two consecutive terms.

Executive directors are required to retire at age 60 in accordance with our employee retirement policies applicable in India. Other members of the Board of Directors must retire from the Board at age 70. The age of retirement for independent directors, shall be 70 years. An independent Board chair is permitted to serve in the capacity for a fixed term of five years and until age 70.

Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our Board.

The Companies Act, 2013 provides that any director who has a personal interest in a transaction being discussed by the Board of Directors must disclose such interest and must not participate in the meeting where such transaction is being discussed. A director is required to disclose his personal interest to the Board of Directors on an annual basis and at the first meeting of the Board of Directors after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. Our Articles of Association provide that our directors may generally borrow any sum of money for the Company’s purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from the Company’s bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves. Under the Companies Act, 2013 the consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The following is a summary of our Objects as set forth in Section III of our Memorandum of Association:

•	To provide services of every kind including commercial, statistical, financial, accountancy, medical, legal, management, educational, engineering, data processing, communication and other technological, social or other services;
•	To carry on all kinds of business as importer, exporter, buyers, sellers and lessors of and dealers in all types of components and equipment necessary to provide the services our objects enlist;
•	To manufacture, export, import, buy, sell, rent, hire or lease or otherwise acquire or dispose or deal in all kinds of digital equipment, numerical controller, flexible manufacturing systems, robots, communication systems, computers, computer peripherals, computer software, computer hardware, computer technology, machines, computer aided teaching aids, energy saving devices, alternative sources of energy, electrical and electronics components, devices, instruments, equipment and controls for any engineering applications, and all other related components, parts and products used in communication and computers;
•	To conduct or otherwise subsidize or promote research and experiments for scientific, industrial, commercial, economic, statistical and technical purposes; and
•	To carry on any other trade or business whatsoever as can in our opinion be advantageously or conveniently carried on by us.

General

Our authorized share capital is 6,000,000,000 (Rupees six hundred crore only) divided into 1,200,000,000 (one hundred and twenty crore only) Equity Shares, having a par value of 5/- per share. The Memorandum of Association and the Articles of Association of the Company have been amended accordingly to reflect the change in the authorized share capital of the Company and are filed as exhibits to this Annual Report on Form 20-F.

As of March 31, 2015, 1,148,472,332 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2015, we had 54,134 options outstanding to purchase equity shares. For the purposes of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Companies Act, 2013 our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Companies Act, 2013 our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommended by the Board of Directors. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed after 30 days to such an account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company.

Under the Companies Act, 2013 dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, a company may transfer a percentage of its profits which it considers appropriate to its reserves.

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:

•	the dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year;
•	The total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid-up capital and free reserves as appearing in the latest audited financial statement, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year in which dividend is declared before any dividends in respect of equity shares are declared;
•	the balance of reserves after such withdrawals shall not fall below 15% of the company’s paid-up capital as appearing in the latest audited financial statement; and
•	a dividend may be declared only after set off of carried over losses and depreciation (whichever is less), not provided in previous year against the profit of the company of the current year for which the dividend is declared or paid.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from its free reserves to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act, 2013 also permits the issuance of bonus shares from capitalization of the securities premium account and the capital redemption account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors and such announcement of the decision of the Board of Directors recommending an issue of bonus shares cannot be subsequently withdrawn. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible debt securities, through reservation of shares in proportion to such conversion (which may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 2 months from the date of approval by the Board and cannot be withdrawn after the decision to make a bonus issue has been made.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares at a general meeting of the shareholders, if so authorized by its Articles of Association, with the approval of its shareholders. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Pre-emptive Rights and Issue of Additional Shares

The Companies Act, 2013 gives shareholders the right to subscribe to new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, 2013 in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days and not exceeding 30 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the Board is authorized under the Companies Act, 2013 to distribute any new shares not purchased by the pre-emptive rights holders in the manner which is not disadvantageous to the shareholders and the company.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous Annual General Meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any General Meeting, voting is by show of hands unless (i) a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least 5,00,000, or (ii) the voting is carried out electronically. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy. It is now mandatory for e-voting facilities to be provided to all shareholders in respect of resolutions to be passed at a general meeting in accordance with the procedure prescribed under the Indian Companies Act and the listing agreement.

As per the Companies Act, 2013 ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

•	alteration of the objects clause of the memorandum;
•	change in place of registered office outside the local limits of any city, town or village;
•	change in objects for which a company has raised money from public through prospectus and still has any unutilized amount out of the money so raised;
•	issue of shares with differential rights as to voting or dividend or otherwise under Section 43 (a)(ii) of the Companies Act, 2013;
•	variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Companies Act, 2013;
•	buy-back of shares;
•	election of a director under Section 151 of the Companies Act, 2013;
•	sale of the whole or substantially the whole of an undertaking of a company as specified under Section 180 (1) (a) of the Companies Act, 2013; and
•	giving loans or extending guarantee or providing security in excess of the limit specified under Section 186 (3) of the Companies Act, 2013.

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Companies Act, 2013 requires us to give at least seven days prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the Securities and Exchange Board of India. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Companies Act, 2013 and the listing agreement entered into between the company and the relevant stock exchange on which the shares of the company are listed. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Companies Act, 2013, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board / Tribunal.

Pursuant to Section 59 (4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Companies Act, 2013, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Company Law Board / Tribunal may, on application made by the relevant company, a depository, company, depositary participant, the holder of securities or the Securities and Exchange Board of India, direct any company or a depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners.

Under the Companies Act, 2013 unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. A stamp duty to the extent of 0.25% of the value of the shares (regardless of the consideration paid) is due and payable on the transfer of shares in physical form. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to 50,000 and where the failure is a continuing one, further fine of 1,000 for each day that the declaration is not made. Failure to comply with Section 89 will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

Audit and Annual Report

Under the Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be simultaneously sent to stock exchanges on which the company’s shares are listed under the applicable listing agreements. At least 21 days before the Annual General Meeting of shareholders, a listed company must distribute a statement of salient features of the financial statements to its shareholders or a detailed version of the company’s financial statements if the shareholders ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Company Acquisition of Equity Shares

Under the Companies Act, 2013 approval by way of a special resolution of a company’s shareholders voting on the matter (votes cast in favor should be three times the votes cast against) and approval of the Court / Tribunal of the state in which the registered office of the company is situated is required to reduce the share capital of a company, provided such reduction is authorized by the articles of association of the company. A company is not permitted to acquire its own shares for treasury operations.

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the Court / Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the depositary facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Liquidation Rights

As per the Companies Act, 2013 certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the Company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid-up capital or credited as paid-upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Subject to the buy-back of shares as set out in the section titled “Company Acquisition of Equity Shares”, under the Companies Act, 2013 equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against / in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Companies Act, 2013 and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. However, if the variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be required. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

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

Takeover Code

In September 2011, the Securities and Exchange Board of India adopted the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.Under Takeover Code, upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Pursuant to a recent amendment to the Takeover Code dated March 24, 2015, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, the acquirer will not be eligible to make voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Existing Shares) Regulations, 2009, unless 12 months have elapsed from the date of the completion of offer.

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

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules, 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for these purposes excludes:

(a) shares held by promoters and promoter group; and

(b) shares which are held by custodians and against which depository receipts are issued overseas.

Existing listed companies having a lower public shareholding are required to reach the prescribed threshold of 25% by:

a.	issuance of shares to public through prospectus; or
b.	offer for sale of shares held by promoters to public through prospectus; or
c.	sale of shares held by promoters through the secondary market in terms of SEBI guidelines; or
d.	Institutional Placement Programme in terms of Chapter VIIIA of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended; or
e.	rights issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
f.	bonus issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
g.	any other method as may be approved by SEBI on a case to case basis.

As of March 31, 2015, our public shareholding was approximately at 70.72%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least 50,000. The Indian Companies Act and the listing agreement now provide that an e-voting facility must be mandatorily provided to shareholders in respect of resolutions to be passed at a general meeting or by postal ballot in accordance with the procedure prescribed therein. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

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

Insider Trading Regulations

On January 15, 2015, SEBI notified the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Revised Insider Trading Regulations”). The Revised Insider Trading Regulations will be effective on the 120th day from such publication, i.e., May 15, 2015 and from such date, the SEBI (Prohibition of Insider Trading) Regulations, 1992 have been repealed. The Revised Insider Trading Regulations now cover within their ambit both listed and proposed to be listed securities and in addition with trading, also lists communication or procuring unpublished price sensitive information in violation of the Revised Insider Trading Regulations as an offence. In terms of the Revised Insider Trading Regulations, the promoters, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company as on May 15, 2015 within thirty days of the Revised Insider Trading Regulations coming into effect. A similar disclosure is required to be made by every person subsequently becoming a promoter, key managerial personnel or director of a company, within seven days of such appointment or becoming a promoter. Further, every promoter, employee and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of 1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company.

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Dr. Vishal Sikka, the Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer.

Mr. Rao’s employment agreement provides for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. This agreement has a five-year term and either party may terminate the agreement with six months’ notice or as mutually agreed between the parties. There are no benefits payable upon termination of this agreement. Mr. Rao’s employment agreement is filed as an exhibit to this Annual Report on Form 20-F.

Dr. Vishal Sikka’s agreement provides for an annual salary, bonuses, stock compensation and benefits including vacation. His agreement has a five-year term. Dr. Sikka and the Company have agreed to provide each other with 90 days’ notice as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement for Dr. Sikka is filed as an exhibit to this Annual Report on Form 20-F.

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

During fiscal 2015, we entered into a Restricted Stock Unit Award Agreement with Dr. Vishal Sikka, our Chief Executive Officer and Managing Director. Pursuant to the Restricted Stock Unit Award Agreement, which is an exhibit to this Annual Report on Form 20-F, Dr. Sikka was granted 27,067 Restricted Stock Units (the equivalent of 54,134 RSUs after adjustment for the bonus issue made in December 2014) at a grant price of `5/- per RSU. The RSUs vest over a period of 4 years subject to Dr. Sikka’s continued employment and upon achieving certain performance indicators set by the Board or the Nomination and Remuneration Committee from time to time. The RSU grant is subject to the terms, definitions and provisions of the 2011 RSU Plan.

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

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares is the higher of:

a.	the average of the weekly high and low of the closing prices of equity shares on a stock exchange during the 6 month period prior to the date of transfer of shares; and
b.	the average of the weekly high and low closing price of equity shares on a stock exchange during the 2 weeks period prior to the date of transfer of shares.

In case of a sale of shares of a listed Indian company by a non-resident to a resident, the price computed in accordance with the procedure set above will be the maximum price per share that can be paid by the resident for the purchase of shares from a non-resident.

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a foreign portfolio investor (FPI) with the SEBI; or (b) a person of Indian nationality or origin residing outside of India (NRIs);

The conditions prescribed for investment by a non-resident on the stock exchange under the foreign direct investment scheme pursuant above, are as follows:

i.	The non-resident investor has already acquired and continues to hold control in accordance with the Takeover Code;
ii.	The amount of consideration for transfer of shares to non-resident consequent to purchase on the stock exchange may be paid as below:
a.	by way of inward remittance through normal banking channels, or
b.	by way of debit to the NRE / FCNR account of the person concerned maintained with an authorized dealer / bank;
c.	by debit to non-interest bearing escrow account (in Indian Rupees) maintained in India with the authorized dealer bank in accordance with Foreign Exchange Management (Deposit) Regulations, 2000;
d.	the consideration amount may also be paid out of the dividend payable by Indian investee company, in which the said non-resident holds control as (i) above, provided the right to receive dividend is established and the dividend amount has been credited to specially designated non–interest bearing rupee account for acquisition of shares on the floor of stock exchange;
iii.	The pricing for subsequent transfer of shares to non-resident shareholder shall be in accordance with the pricing guidelines under the Foreign Exchange Management Act, 1999; and
iv.	The original and resultant investments are in line with the extant foreign direct investment policy and the regulations under the Foreign Exchange Management Act, 1999 in respect of sectoral cap, entry route, reporting requirement, documentation, etc;

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

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10% of the paid-up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a General Meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Portfolio Investors

Investments by FPIs is governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations). FPIs are required to be registered with the designated depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

a)	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;
b)	units of schemes floated by domestic mutual funds, whether listed on a recognized stock exchange or not;
c)	units of schemes floated by a collective investment scheme;
d)	derivatives traded on a recognized stock exchange;
e)	treasury bills and dated government securities;
f)	commercial papers issued by an Indian company;
g)	Rupee denominated credit enhanced bonds;
h)	security receipts issued by asset reconstruction companies;
i)	perpetual debt instruments and debt capital instruments, as specified by the Reserve Bank of India from time to time;
j)	listed and unlisted non-convertible debentures / bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the extant External Commercial Borrowings guidelines;
k)	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the Reserve Bank of India;
l)	Rupee denominated bonds or units issued by infrastructure debt funds;
m)	Indian depository receipts; and
n)	such other instruments specified by the Securities and Exchange Board of India from time to time.

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investor by virtue of their investment manager being appropriately regulated, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure that no further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are not regulated by an appropriate foreign regulatory authority.

The FPI Regulations became effective as of June 1, 2014. Any FII or Qualified Foreign Investor (QFI) who holds a valid certificate of registration will be deemed to be a FPI till the expiry of the block of three years for which fees has been paid per the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as foreign portfolio investor. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations; (ii) obtaining a certificate of registration as a foreign portfolio investor.

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

The individual and aggregate investment limits for the RFPIs should be below 10% or 24% respectively of the total paid-up equity capital or 10% or 24% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI Policy. The aggregate investment limits for the RFPI can also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by its Board of Directors followed by a special resolution to that effect by its shareholders and subject to prior notification to RBI. RFPI may invest in government securities and corporate debt subject to limits specified by the Reserve Bank of India and Securities and Exchange Board of India from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by Securities and Exchange Board of India from time to time.

Takeover Code

Please refer to the detailed description of the Takeover Code provided under ‘Takeover Code and Listing Agreements’ above.

ADSs

Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013 (Companies Act), the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

The Government of India approved the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the 1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The DR Scheme is in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are ‘securities’ as defined under the Securities Contracts (Regulation) Act, 1956, which includes, inter alia, shares, bonds, derivatives and unit of mutual funds, and similar instruments issued by private companies, provided that such securities are in dematerialized form.

An Indian company can issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository can issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. A ‘permissible jurisdiction’ is defined as a foreign jurisdiction which is a member of the Financial Action Task Force on Money Laundering and whose securities regulator is a member of the International Organization of Securities Commissions.

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act, 1999. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit.

The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.

In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction.

A person will be eligible to issue or transfer eligible securities to a foreign depository, for the purpose of issuance of depository receipts as provided in the DR Scheme and guidelines issued by the Government of India thereunder from time to time.

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

The Finance Act, 2012 included General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse / abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India had notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions shall be applicable from FY 2017-18.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a company would be considered a resident in India if its place of effective management in that year is in India. Thus a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. It is expected that related rules, providing guidance on the interpretation and application of PoEM will be notified in the course of the year. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders.

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994% at present. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. Section 115JA of the Income Tax Act which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternate Tax, or MAT. Effective April 1, 2000, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under section 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability.

The Finance Act, 2015 has increased the surcharge to 12% from 10% which has resulted in the increase in the effective rate of MAT to 21.3416% from 20.9605% at present.

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

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding 10,000,000 but not exceeding 100,000,000 is 7% and in the case of domestic companies whose total taxable income is greater than 100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds 10,000,000 but does not exceed 100,000,000 and it is 5% if the total taxable income of the foreign company exceeds 100,000,000.

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 w.e.f. July 1, 2012; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 w.e.f. June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% is changed to 0.01% in the Finance Act, 2013.

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

•	a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over 10,00,000.

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

Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders is not subject to Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue. The Finance Act, 2015 has abolished Wealth Tax w.e.f. Fiscal Year 2015-16 and onwards.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%, including surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. The Finance Act 2015 has increased the rate of service tax from the present 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%. This has been notified to be applicable with effect from 1st June 2015. Further it has also introduced Swachh Bharat Cess on all or certain taxable services at a rate of 2% on the value of such taxable services, the notification for which is still awaited.

Material U.S. Federal Income and Estate Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States; corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes, generally for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

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

Estate taxes. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income. For taxable years beginning after December 31, 2012, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

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

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. Each U.S. holder should consult his, her or its own tax advisor concerning its obligation to file new Internal Revenue Service Form 8938.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2015. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•	may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;
•	would be able to avoid the ‘excess distribution’ rules described above by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro-rata share of undistributed amounts of our income, however we do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election; or
•	may avoid the ‘excess distribution rules described above if the equity shares are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year. Our ADSs are traded on the NYSE, and as such a U.S. holder may be able to make a mark-to-market election with respect to our ADSs, but not our ordinary shares; and; or
•	will generally be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621, unless certain exemptions apply.

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

Item 12. Description of Securities Other Than Equity Securities Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

i.	a fee not in excess of U.S.$0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;
ii.	a fee not in excess of U.S.$0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;
iii.	a fee not in excess of U.S.$0.02 per ADS for each cash distribution pursuant to the deposit agreement; and
iv.	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, which were instead distributed by the depositary to ADS holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

i.	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;
ii.	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);
iii.	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and
iv.	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

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

Fees and other payments made by the depositary

During fiscal 2015, expenses in an aggregate amount of approximately $158,942 have been borne by the depositary in relation to the Company’s ADS program, including approximately:

•	$112,002 towards payment made to proxy processing firms for mailing the Company's notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•	$46,940 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

The Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2015.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 1992 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2015.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2015.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited Infosys Limited's internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and the related financial statement schedule II, and our report dated May 20, 2015 expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule II.

KPMG

Bangalore, India

May 20, 2015

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

Item 16B. Code of Ethics

On October 9, 2014, our Board adopted certain amendments to the Code of Conduct and Ethics to ensure compliance with the Indian Companies Act, 2013. The amended Code of Conduct and Ethics remains compliant with Section 406 of the Sarbanes-Oxley Act of 2002 and the NYSE Listed Company Manual. The Code of Conduct and Ethics is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The amended Code of Conduct and Ethics is filed as an exhibit to this Annual Report on Form 20-F.

Additionally, the Whistleblower Policy has been modified to change the contact details of the Chief Compliance Officer by virtue of the appointment made by the Board on January 9, 2015. The modified Whistleblower Policy is filed as an exhibit to this Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2015 and 2014:

(Dollars in millions)

Type of Service	Fiscal 2015	Fiscal 2014	Description of Services
(a) Audit Fees	1.2	1.1	Audit and review of financial statements
(b) Tax fees	0.5	0.5	Tax returns, filing and advisory services
(c) All Other Fees	0.1	0.1	Due diligence and other advisory services
Total	1.8	1.7

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

Under the Section 402.04 of the NYSE Listed Company Manual, actively operating companies that maintain a listing on the NYSE are required to solicit proxies for all meetings of shareholders. However, Section 105 of the Indian Companies Act, 2013, prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Section 402.04 of the NYSE Listed Company Manual. However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC.

Part III

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the members of Infosys Limited

In connection with the March 31, 2015 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bangalore, India May 20, 2015	R. Seshasayee Chairperson and Audit Committee Financial Expert	K. V. Kamath Member, Audit committee	Prof. Jeffrey S. Lehman Member, Audit committee

	Ravi Venkatesan	Roopa Kudva
	Member, Audit committee	Member, Audit committee

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

Bangalore, India May 20, 2015	Rajiv Bansal Chief Financial Officer	Dr.Vishal Sikka Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule II. These consolidated financial statements and the financial statement schedule II are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule II based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited's internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 20, 2015 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG

Bangalore, India

May 20, 2015

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

 (Dollars in millions except equity share data)

	Note	2015	2014
ASSETS
Current assets
Cash and cash equivalents	2.1	4,859	4,331
Available-for-sale financial assets	2.2	140	367
Investment in certificates of deposit		–	143
Trade receivables		1,554	1,394
Unbilled revenue		455	469
Prepayments and other current assets	2.4	527	440
Derivative financial instruments	2.7	16	36
Total current assets		7,551	7,180
Non-current assets
Property, plant and equipment	2.5	1,460	1,316
Goodwill	2.6	495	360
Intangible assets	2.6	102	57
Investment in associate		15	–
Available-for-sale financial assets	2.2	215	208
Deferred income tax assets	2.16	85	110
Income tax assets	2.16	654	254
Other non-current assets	2.4	38	37
Total non-current assets		3,064	2,342
Total assets		10,615	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables		22	29
Derivative financial instruments		–	–
Current income tax liabilities	2.16	451	365
Client deposits		4	6
Unearned revenue		168	110
Employee benefit obligations		171	159
Provisions	2.8	77	63
Other current liabilities	2.9	927	792
Total current liabilities		1,820	1,524
Non-current liabilities
Deferred income tax liabilities	2.16	25	11
Other non-current liabilities	2.9	8	54
Total liabilities		1,853	1,589
Equity
Share capital - 5/- ($0.16) par value 1,200,000,000 (600,000,000) authorized equity shares, issued and outstanding 1,142,805,132 (571,402,566) equity shares, net of 5,667,200 (2,833,600) treasury shares each as of March 31, 2015 (March 31, 2014), respectively.		109	64
Share premium		659	704
Retained earnings		10,090	8,892
Other components of equity		(2,096)	(1,727)
Total equity attributable to equity holders of the company		8,762	7,933
Non-controlling interests		–	–
Total equity		8,762	7,933
Total liabilities and equity		10,615	9,522
Commitments and contingent liabilities	2.5, 2.8, and 2.16

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)

	Note	2015	2014	2013
Revenues		8,711	8,249	7,398
Cost of sales		5,374	5,292	4,637
Gross profit		3,337	2,957	2,761
Operating expenses:
Selling and marketing expenses		480	431	373
Administrative expenses		599	547	479
Total operating expenses		1,079	978	852
Operating profit		2,258	1,979	1,909
Other income, net	2.13	560	440	433
Share in associate's profit / (loss)		–	–	–
Profit before income taxes		2,818	2,419	2,342
Income tax expense	2.16	805	668	617
Net profit		2,013	1,751	1,725
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability / asset	2.11 and 2.16	(8)	–	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2 and 2.16	14	(17)	1
Exchange differences on translation of foreign operations		(375)	(616)	(404)
Total other comprehensive income, net of tax		(369)	(633)	(403)
Total comprehensive income		1,644	1,118	1,322
Profit attributable to:
Owners of the company		2,013	1,751	1,725
Non-controlling interests		–	–	–
		2,013	1,751	1,725
Total comprehensive income attributable to:
Owners of the company		1,644	1,118	1,322
Non-controlling interests		–	–	–
		1,644	1,118	1,322
Earnings per equity share
Basic ($)		1.76	1.53	1.51
Diluted ($)		1.76	1.53	1.51
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		1,142,805,132	1,142,805,132	1,142,798,476
Diluted		1,142,821,470	1,142,805,132	1,142,800,182

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares (*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2012	571,396,401	64	703	6,509	(700)	6,576
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options (Refer to Note 2.15)	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(568)	–	(568)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	1	1
Net profit	–	–	–	1,725	–	1,725
Exchange differences on translation of foreign operations	–	–	–	–	(404)	(404)
Balance as of March 31, 2013	571,402,566	64	704	7,666	(1,103)	7,331
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	–	(519)	–	(519)
Change in accounting policy - Adoption of Revised IAS 19 (Refer to Note 2.11)	_	–	_	(6)	9	3
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	(17)	(17)
Net profit	–	–	–	1,751	–	1,751
Exchange differences on translation of foreign operations	–	–	–	–	(616)	(616)
Balance as of March 31, 2014	571,402,566	64	704	8,892	(1,727)	7,933
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue#(Refer to Note 2.12)	571,402,566	45	–	–	–	45
Amount utilized for bonus issue# (Refer to Note 2.12)	–	–	(45)	–	–	(45)
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	(8)	(8)
Dividends (including corporate dividend tax)	–	–	–	(815)	–	(815)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	14	14
Net profit	–	–	–	2,013	–	2,013
Exchange differences on translation of foreign operations	–	–	–	–	(375)	(375)
Balance as of March 31, 2015	1,142,805,132	109	659	10,090	(2,096)	8,762

#	net of treasury shares
*	excludes treasury shares of 5,667,200 as of March 31, 2015 and 2,833,600 each as of March 31, 2014, March 31, 2013 and April 1, 2012, held by consolidated trust.

The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(Dollars in millions)

	Note	2015	2014	2013
Operating activities:
Net profit		2,013	1,751	1,725
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	175	226	207
Income on available-for-sale financial assets and certificates of deposit		(48)	(44)	(45)
Income tax expense	2.16	805	668	617

Effect of exchange rate changes on assets and liabilities		15	8	4
Deferred purchase price	2.3	41	31	10
Reversal of contingent consideration		–	(5)	–
Provisions for doubtful trade receivable		29	23	7
Other adjustments		12	8	16
Changes in working capital
Trade receivables		(240)	(232)	(188)
Prepayments and other assets		(81)	(60)	(83)
Unbilled revenue		(6)	(62)	(87)
Trade payables		(3)	5	23
Client deposits		(2)	1	4
Unearned revenue		45	(27)	49
Other liabilities and provisions		103	350	82
Cash generated from operations		2,858	2,641	2,341
Income taxes paid	2.16	(1,102)	(638)	(603)
Net cash provided by operating activities		1,756	2,003	1,738
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(367)	(451)	(382)
Payment on acquisition of intangible assets		–	–	(2)
Investment in associate		(15)	–	–
Payment for acquisition of business, net of cash acquired		(206)	–	(213)
Loans to employees		(1)	(4)	(11)
Deposits placed with corporation		(22)	(37)	(45)
Income from available-for-sale financial assets and certificates of deposit		54	33	41
Investment in quoted debt securities		–	(154)	(69)
Investment in certificates of deposit		–	(210)	–
Redemption of certificates of deposit		135	74	67
Investment in liquid mutual funds		(3,901)	(3,731)	(4,029)
Redemption of liquid mutual funds		4,098	3,681	3,716
Investment in fixed maturity plan securities		(5)	(24)	–
Redemption in fixed maturity plan securities		25	–	–
Net cash used in investing activities		(205)	(823)	(927)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		–	–	1
Repayment of borrowings taken over from Lodestone		–	–	(16)
Payment of dividends (including corporate dividend tax)		(815)	(519)	(568)
Net cash used in financing activities		(815)	(519)	(583)
Effect of exchange rate changes on cash and cash equivalents		(208)	(351)	(254)
Net increase in cash and cash equivalents		736	661	228
Cash and cash equivalents at the beginning	2.1	4,331	4,021	4,047
Cash and cash equivalents at the end	2.1	4,859	4,331	4,021
Supplementary information:
Restricted cash balance	2.1	58	53	56

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and lifecycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including FinacleTM, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries is herein after referred to as the ”Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

The Group’s consolidated financial statements were authorized for issue by the company’s Board of Directors on May 20, 2015.

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

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.18. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

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

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

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

1.5 Critical accounting estimate

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

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

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

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	22 - 25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer to note 2.5)

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

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

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

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

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

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

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

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

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

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available-for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

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

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

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

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts and EdgeVerve is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova and Panaya are the respective local currencies. These financial statements are presented in U.S.dollars (rounded off to the nearest million).

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

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys, Infosys BPO and EdgeVerve. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO and EdgeVerve, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond their monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

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

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

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

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Cash and bank deposits	4,192	3,729
Deposits with corporations	667	602
	4,859	4,331

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of $58 million and $53 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Current accounts
ANZ Bank, Taiwan	1	–
Banamex Bank, Mexico	2	–
Bank of America, USA	115	119
Bank of America, Mexico	4	1
Bank of Zachodni WBK S.A.	1	–
Barclays Bank, United Kingdom	2	19
Bank Leumi, USA	3	–
Crédit Industriel et Commercial Bank, France	–	1
Citibank N.A., Australia	4	13
Citibank N.A., Brazil	4	6
Citibank N.A., China	3	9
Citibank N.A., China (U.S. Dollar account)	4	–
Citibank N.A., Costa Rica	1	–
Citibank N.A., Japan	3	2
Citibank N.A., Czech Republic	1	–
Citibank N.A., India	1	1
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	1
China Merchants Bank, China	1	-
Commerzbank, Germany	3	1
Deutsche Bank, Belgium	2	2
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (U.S. dollar account)	3	2
Deutsche Bank, Czech Republic (Euro account)	–	1
Deutsche Bank, France	–	1
Deutsche Bank, Germany	1	6
Deutsche Bank, India	1	1
Deutsche Bank, Netherlands	–	3
Deutsche Bank, Philippines	1	1
Deutsche Bank, Philippines (U.S. dollar account)	1	5
Deutsche Bank, Poland	3	–
Deutsche Bank, Russia(U.S. Dollar Account)	–	2
Deutsche Bank, Singapore	1	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	–	1
Deutsche Bank, United Kingdom	4	12
Deutsche Bank-EEFC (Swiss Franc account)	1	–
Deutsche Bank-EEFC, India (Euro account)	1	1
Deutsche Bank-EEFC, India (U.S. dollar account)	1	11
Deutsche Bank-EEFC, India (Australian Dollar account)	–	1
Deutsche Bank-EEFC, India (U.K. Pound Sterling account)	1	2
HSBC Bank, Brazil	1	1
HSBC Bank, Hong Kong	7	–
ICICI Bank, India	5	6
ICICI Bank-EEFC, India (U.S. dollar account)	2	3
ING, Belgium	-	1
Nordbanken, Sweden	1	3
Royal Bank of Canada, Canada	3	4
Royal Bank of Scotland, China	7	6
Royal Bank of Scotland, China (U.S. Dollar account)	7	1
State Bank of India, India	–	1
Punjab National Bank, India	1	2
Silicon Valley Bank, USA	11	–
Silicon Valley Bank (Euro account)	3	–
Silicon Valley Bank (U.K. Pound Sterling account)	1	–
Union Bank of Switzerland, Switzerland	2	–
Union Bank of Switzerland, Switzerland (U.S. dollar account)	–	1
Union Bank of Switzerland, Switzerland (Euro account)	1	–
Wells Fargo Bank N.A., USA	6	–
Westpac, Australia	1	1
	236	259
Deposit accounts
Andhra Bank, India	27	126
Allahabad Bank, India	32	169
Axis Bank, India	239	180
Bank of Baroda, India	383	368
Bank of India, India	431	424
Canara Bank, India	501	393
Central Bank of India, India	221	260
Citibank N.A., China	–	3
Corporation Bank, India	204	189
Deutsche Bank, Poland	19	21
Development Bank of Singapore, Singapore	6	–
HDFC Bank, India	336	–
ICICI Bank, India	507	501
IDBI Bank, India	137	286
Indusind Bank, India	12	4
ING Vysya Bank, India	16	33
Indian Overseas Bank, India	104	120
Jammu and Kashmir Bank, India	–	4
Kotak Mahindra Bank, India	1	4
National Australia Bank Limited, Australia	14	15
Oriental Bank of Commerce, India	253	15
Punjab National Bank, India	95	13
State Bank of India, India	9	10
South Indian Bank, India	4	4
Syndicate Bank, India	65	144
Union Bank of India, India	168	3
Vijaya Bank, India	75	143
Yes Bank, India	97	38
	3,956	3,470
Deposits with corporations
HDFC Limited, India	667	602
	667	602
Total	4,859	4,331

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	135	342
Fixed Maturity Plan Securities
Cost	5	24
Gross unrealized holding gains	–	1
Fair value	5	25
	140	367
Non-Current
Quoted debt securities:
Cost	216	225
Gross unrealized holding gains / (losses)	(1)	(18)
Fair value	215	207
Unquoted equity securities:
Cost	–	–
Gross unrealized holding gains	–	1
Fair value	–	1
	215	208
Total available-for-sale financial assets	355	575

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of March 31, 2015 and March 31, 2014 was $135 million and $342 million, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

During the year ended March 31, 2015, the company redeemed fixed maturity plans securities of $19 million. On redemption the unrealized gain of $1 million, net of taxes of $1 million, pertaining to these securities has been reclassified from other comprehensive income to profit or loss during the year ended March 31, 2015.

The fair value of fixed maturity plan securities as of March 31, 2015 and March 31, 2014 is $5 million and $25 million, respectively. The net unrealized gain of less than $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2015. The net unrealized gain of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2014 (Refer to note 2.16). The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015 and 2014 respectively.

Quoted debt securities:

The fair value of the quoted debt securities as of March 31, 2015 and March 31, 2014 is $215 million and $207 million, respectively. The net unrealized gain of $15 million net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2015. The net unrealized loss of $18 million net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2014. The unrealized gain of $2 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2013 (Refer to note 2.16). The fair value is based on the quoted prices and market observable inputs.

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

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for cash consideration of $1 million and deferred consideration of $1 million. Consequent to the transaction, intangible assets of $1 million and goodwill of $1 million have been recorded. The intangible customer contracts and relationships and software are amortized over a period of five years and four months, respectively, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the year ended March 31, 2014, based on an assessment made by the management, deferred consideration of $1 million has been reversed in the statement of comprehensive income, as the same is no longer payable. Refer to note 2.6 for the remaining useful life of the intangible assets as of March 31, 2015.

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

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	5	–	5
Net current assets	16	–	16
Deferred tax assets	5	(2)	3
Borrowings	(16)	–	(16)
Intangible assets - customer contracts and relationships	–	36	36
Intangible assets – brand	–	5	5
Deferred tax liabilities on intangible assets	–	(10)	(10)
	10	29	39
Goodwill			180
Total purchase price			219

The goodwill is not tax-deductible.

The amount of trade receivables acquired from the above business acquisition was $39 million. Subsequently, the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years, whereas the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets. Refer to note 2.6 for the remaining useful life of the intangible assets as of March 31, 2015.

The fair value of total cash consideration as at the acquisition date was $219 million.

As per the share purchase agreement, approximately $112 million of deferred purchase price is payable on the third anniversary of the acquisition date to the selling shareholders of Lodestone Holding AG who will be continuously employed or otherwise engaged by the Group during the three year period from the date of acquisition. The deferred purchase price is treated as post acquisition employee remuneration expense as per IFRS 3R. For the years ended March 31, 2015, 2014 and 2013, a post-acquisition employee remuneration expense of $41 million, $31 million and $10 million has been recorded in cost of sales in the statement of comprehensive income. As of March 31, 2015 and March 31, 2014, the liability towards deferred purchase price amounted to $78 million and $43 million, respectively.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2013.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	2	–	2
Net current assets*	6	–	6
Intangible assets – technology	–	39	39
Intangible assets – trade name	–	3	3
Intangible assets – customer contracts and relationships	–	13	13
Intangible assets – non compete agreements	–	4	4
Deferred tax liabilities on intangible assets	–	(16)	(16)
	8	43	51
Goodwill			174
Total purchase price			225

* Includes cash and cash equivalents acquired of $19 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the same is expected to be fully collected.

The fair value of total cash consideration as at the acquisition date was $225 million.

The amounts of revenue and net loss of Panaya since the acquisition date included in the consolidated statement of comprehensive income for the year ended March 31, 2015 is $2 million each.

Had the acquisition occurred as of April 1, 2014, the revenue and profit of the Infosys group for the year ended March 31, 2015 would have been $8,745 million and $2,003 million, respectively.

The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2015.

EdgeVerve Systems Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

FinacleTM and EdgeServices

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of FinacleTM and EdgeServices to EdgeVerve is at an estimated consideration of up to $550 million and up to $35 million respectively.

Proposed acquisition

On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a. Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million including a deferred component and retention bonus.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Current
Rental deposits	4	2
Security deposits	1	2
Loans and advances to employees	35	35
Prepaid expenses (1)	16	19
Interest accrued and not due	63	3
Withholding taxes (1)	218	176
Deposit with corporation	176	163
Advance payments to vendors for supply of goods (1)	13	15
Premiums held in trust (2)	–	23
Other assets	1	2
	527	440
Non-current
Loans and advances to employees	5	6
Security deposits	11	10
Deposit with corporations	9	7
Prepaid gratuity (1)	4	2
Prepaid expenses (1)	1	2
Rental deposits	8	10
	38	37
	565	477
Financial assets in prepayments and other assets	313	263

(1)	Non-financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity (Refer to Note 2.9).

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Additions	69	139	69	124	30	1	14	446
Acquisitions through business combination (Refer to note 2.3)	–	–	–	2	1	–	–	3
Deletions	–	–	(3)	(13)	(3)	(1)	(78)	(98)
Translation difference	(9)	(38)	(13)	(22)	(9)	–	(11)	(102)
Gross carrying value as of March 31, 2015	250	940	337	535	189	6	230	2,487
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Accumulated depreciation on acquired assets (Refer to note 2.3)	–	–	–	(1)	–	–	–	(1)
Depreciation	(3)	(31)	(42)	(63)	(24)	(1)	–	(164)
Accumulated depreciation on deletions	–	–	2	11	3	1	–	17
Translation difference	–	14	8	16	6	(1)	–	43
Accumulated depreciation as of March 31, 2015	(3)	(317)	(207)	(365)	(132)	(3)	–	(1,027)
Carrying value as of March 31, 2015	247	623	130	170	57	3	230	1,460
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	157	773	231	347	147	5	306	1,966
Additions	48	136	73	125	33	2	60	477
Deletions	–	–	(1)	(5)	–	(1)	(30)	(37)
Translation difference	(15)	(70)	(19)	(23)	(10)	–	(31)	(168)
Gross carrying value as of March 31, 2014	190	839	284	444	170	6	305	2,238
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(49)	(35)	(109)	(21)	–	–	(214)
Accumulated depreciation on deletions	–	–	–	4	–	1	–	5
Translation difference	–	24	14	17	7	–	–	62
Accumulated depreciation as of March 31, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Carrying value as of March 31, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of April 1, 2013	157	498	77	107	44	2	306	1,191

During fiscal 2014, certain assets which were not in use having gross book value of $1 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	140	760	246	273	151	2	203	1,775
Additions	26	61	34	127	24	1	115	388
Additions through business combinations (Refer to note 2.3)	–	–	–	2	5	3	–	10
Deletions	(1)	–	(36)	(39)	(24)	–	–	(100)
Translation difference	(8)	(48)	(13)	(16)	(9)	(1)	(12)	(107)
Gross carrying value as of March 31, 2013	157	773	231	347	147	5	306	1,966
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Depreciation	–	(50)	(43)	(75)	(31)	(1)	–	(200)
Accumulated depreciation on acquired assets	–	–	–	(1)	(2)	(2)	–	(5)
Accumulated depreciation on deletions	–	–	37	38	24	–	–	99
Translation difference	–	16	8	12	6	1	–	43
Accumulated depreciation as of March 31, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Carrying value as of March 31, 2013	157	498	77	107	44	2	306	1,191
Carrying value as of April 1, 2012	140	519	90	59	51	1	203	1,063

During fiscal 2013, certain assets which were not in use having gross book value of $97 million (carrying value nil) were retired.

During the three months ended June 30, 2014, based on internal and external technical evaluation, management reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The earlier and current useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the year ended March 31, 2015 would have been higher by $72 million for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

(Dollars in millions)

Particulars	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(24)	96

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $99 million and $60 million as of March 31, 2015 and March 31, 2014, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $252 million and $227 million as of March 31, 2015 and March 31, 2014, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Carrying value at the beginning	360	364
Goodwill on Panaya acquisition (Refer to note 2.3)	174	–
Translation differences	(39)	(4)
Carrying value at the end	495	360

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

Effective year ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer to Note 2.19). Accordingly the goodwill has been allocated to the new operating segment.

The following table presents the allocation of goodwill to operating segments:

(Dollars in millions)

Segments	As of
	March 31, 2015	March 31, 2014
Financial services	106	75
Insurance	58	50
Manufacturing	105	76
Energy, communication and services	51	35
Resources and utilities	23	16
Life sciences and healthcare	31	22
Retail, consumer packaged goods, logistics	76	54
Growth markets	45	32
Total	495	360

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are represented by the ‘Insurance’ segment.

The goodwill relating to Infosys BPO Infosys Lodestone, Portland and Panaya acquisitions has been allocated to the groups of CGU‘s, which are represented by the entity‘s operating segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2015, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(In %)

	As of March 31,
	2015	2014
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	13.9	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2015:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2014	64	6	3	2	11	5	1	92
Additions through business combinations (Refer to note 2.3)	13	39	–	–	–	3	4	59
Deletion	–	(3)	–	–	–	–	–	(3)
Translation differences	(5)	–	–	–	–	–	–	(5)
Gross carrying value as of March 31, 2015	72	42	3	2	11	8	5	143
Accumulated amortization as of April 1, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Amortization expense	(7)	(2)	–	–	(1)	(1)	–	(11)
Deletion	–	3	–	–	–	–	–	3
Translation differences	2	–	–	–	–	–	–	2
Accumulated amortization as of March 31, 2015	(26)	(3)	(3)	(2)	(1)	(5)	(1)	(41)
Carrying value as of March 31, 2015	46	39	–	–	10	3	4	102
Carrying value as of April 1, 2014	43	2	–	–	11	1	–	57

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2013	62	6	4	2	11	5	2	92
Additions	–	–	–	–	–	–	–	–
Translation differences	2	–	(1)	–	–	–	(1)	–
Gross carrying value as of March 31, 2014	64	6	3	2	11	5	1	92
Accumulated amortization as of April 1, 2013	(14)	(5)	(2)	(2)	–	(1)	–	(24)
Amortization expense	(7)	(1)	(1)	–	–	(2)	(1)	(12)
Translation differences	–	2	–	–	–	(1)	–	1
Accumulated amortization as of March 31, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Carrying value as of March 31, 2014	43	2	–	–	11	1	–	57
Carrying value as of April 1, 2013	48	1	2	–	11	4	2	68

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2012	28	6	4	2	11	–	–	51
Additions through business combinations	36	–	–	–	–	5	–	41
Additions	–	–	–	–	–	–	2	2
Translation differences	(2)	–	–	–	–	–	–	(2)
Gross carrying value as of March 31, 2013	62	6	4	2	11	5	2	92
Accumulated amortization as of April 1, 2012	(11)	(3)	(1)	(2)	–	–	–	(17)
Amortization expense	(4)	(1)	(1)	–	–	(1)	–	(7)
Translation differences	1	(1)	–	–	–	–	–	–
Accumulated amortization as of March 31, 2013	(14)	(5)	(2)	(2)	–	(1)	–	(24)
Carrying value as of March 31, 2013	48	1	2	–	11	4	2	68
Carrying value as of April 1, 2012	17	3	3	–	11	–	–	34

The estimated useful lives and remaining useful life of intangible assets as of March 31, 2015 are as follows:

Intangible asset	Acquisition	Useful life	Remaining Useful life
Sub-contracting rights	Asset acquisition	3	–
Land use rights	Asset acquisition	50	46
Customer contracts and relationships	Philips BPO	7	–
Customer contracts and relationships	McCamish	9	4
Customer contracts and relationships	Portland	10	7
Customer contracts and relationships	Seabury and Smith	5	2
Customer contracts	Lodestone	2	–
Customer relationships	Lodestone	10	8
Brand	Lodestone	2	–
Technology	Panaya	10	10
Trade name	Panaya	10	10
Customer contracts and relationships	Panaya	3	3
Non-compete agreements	Panaya	3	3

The aggregate amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the years ended March 31, 2015, 2014 and 2013 were $110 million, $147 million and $173 million, respectively.

2.7 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows:

 (Dollars in millions)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note to 2.1)	4,859	–	–	–	4,859
Available-for-sale financial assets (Refer to Note 2.2)	–	–	355	–	355
Trade receivable	1,554	–	–	–	1,554
Unbilled revenue	455	–	–	–	455
Prepayments and other assets (Refer to Note 2.4)	313	–	–	–	313
Derivative financial instruments	–	16	–	–	16
Total	7,181	16	355	–	7,552
Liabilities:
Trade payables	–	–	–	22	22
Derivative financial instruments	–	–	–	–	–
Client deposits	–	–	–	4	4
Employee benefit obligations	–	–	–	171	171
Other liabilities (Refer to Note 2.9)	–	–	–	782	782
Total	–	–	–	979	979

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note to 2.1)	4,331	–	–	–	4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets (Refer to Note 2.4)	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	6,600	36	575	–	7,211
Liabilities:
Trade payables	–	–	–	29	29
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	159	159
Other liabilities (Refer to Note 2.9)	–	–	–	687	687
Total	–	–	–	881	881

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

(Dollars in millions)

	As of March 31, 2015	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	135	135	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	5	–	5	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	97	118	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

During the three months ended March 31, 2015, quoted debt securities of $118 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available-for-sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	342	342	–	–
Available-for-sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	25	–	25	–
Available-for-sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	207	207	–	–
Available-for-sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	36	–	36	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Interest income on deposits and certificates of deposit (Refer to Note 2.13)	430	356	329
Income from available-for-sale financial assets (Refer to Note 2.13)	43	37	42
	473	393	371

Derivative financial instruments

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

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In millions)

	As of
	March 31, 2015	March 31, 2014
Forward contracts
In U.S. dollars	716	751
In Euro	67	64
In United Kingdom Pound Sterling	73	77
In Australian dollars	98	75
In Canadian dollars	12	–
In Singapore dollars	25	–
Option contracts
In U.S. dollars	–	20

The Group recognized a net gain on derivative financial instruments of $85 million, a net loss of $40 million and a net gain of $15 million for the year ended March 31, 2015, 2014 and 2013, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Not later than one month	237	198
Later than one month and not later than three months	605	467
Later than three months and not later than one year	155	393
	997	1,058

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are affected as the rupee appreciates/depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Aggregate amount of outstanding forward and option contracts	997	1,058
Gain on outstanding forward and option contracts	16	36
Loss on outstanding forward and option contracts	–	–

The following table analyzes foreign currency risk from financial instruments as of March 31, 2015:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	159	9	7	19	66	260
Trade receivables	1,075	166	87	75	96	1,499
Unbilled revenue	274	53	20	16	40	403
Other assets	13	5	3	1	10	32
Trade payables	(9)	(2)	–	–	(10)	(21)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(120)	(23)	(13)	(4)	(26)	(186)
Employee benefit obligations	(70)	(9)	(6)	(21)	(17)	(123)
Other liabilities	(122)	(19)	(4)	(3)	(101)	(249)
Net assets / (liabilities)	1,197	180	94	83	57	1,611

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	144	17	33	30	63	287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligations	(64)	(12)	(7)	(22)	(16)	(121)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	1,053	220	140	114	75	1,602

For the year ended March 31, 2015, 2014 and 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.52%, 0.48% and 0.40%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,554 million and $1,394 million as of March 31, 2015 and March 31, 2014, respectively and unbilled revenue amounting to $455 million and $469 million as of March 31, 2015 and March 31, 2014, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

 (In %)

	Year ended March 31,
	2015	2014	2013
Revenue from top customer	3.3	3.8	3.8
Revenue from top five customers	13.5	14.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit ratings assigned by international and domestic credit rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,174 million and $1,064 million as of March 31, 2015 and March 31, 2014, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $4 million and $3 million as of March 31, 2015 and March 31, 2014, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $55 million and $33 million as of March 31, 2015 and March 31, 2014, respectively, that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	March 31, 2015	March 31, 2014
Less than 30	263	229
31 – 60	55	42
61 – 90	14	21
More than 90	48	38
	380	330

The provisions for doubtful trade receivables for the year ended March 31, 2015, 2014 and 2013 was $29 million, $23 million and $7 million, respectively.

The movement in the provisions for doubtful trade receivables is as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Balance at the beginning	36	17	17
Translation differences	(4)	–	(3)
Provisions for doubtful trade receivables	29	23	7
Trade receivables written off	(2)	(4)	(4)
Balance at the end	59	36	17

Liquidity risk

As of March 31, 2015, the Group had a working capital of $5,731 million including cash and cash equivalents of $4,859 million and current available-for-sale financial assets of $140 million. As of March 31, 2014, the Group had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investments in certificates of deposit of $143 million.

As of March 31, 2015 and March 31, 2014, the outstanding employee benefit obligations were $171 million and $159 million, respectively, which have been substantially funded. Further, as of March 31, 2015 and March 31, 2014, the group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

 (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	22	–	–	–	22
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition - Refer to note 2.9)	704	–	–	–	704
Liability towards acquisitions on an undiscounted basis (Refer to Note 2.9)	84	–	–	–	84

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	29	–	–	–	29
Client deposits	6	–	–	–	6
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer to note 2.9)	640	–	–	–	640
Incentive accruals on an undiscounted basis (Refer to note 2.9)	–	4	–	–	4
Liability towards acquisitions on an undiscounted basis (Refer to Note 2.9)	–	55	–	–	55

As of March 31, 2015 and March 31, 2014, the Group had outstanding financial guarantees of $7 million and $6 million, respectively towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2015 and March 31, 2014.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	March 31, 2015		March 31, 2014
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	17	(1)	36	–
Amount set off	(1)	1	–	–
Net amount presented in balance sheet	16	–	36	–

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Provision for post sales client support and other provisions	77	63
Provision towards visa related matters (Refer to Note 2.20)	–	–
	77	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Year ended March 31,
2015
Balance at the beginning	63
Translation differences	–
Provision recognized / (reversed)	27
Provision utilized	(13)
Balance at the end	77

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

Provision towards visa related matters amounting to $35 million (including legal costs) was created and paid during the year ended March 31, 2014.

As of March 31, 2015 and March 31, 2014, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.16) amounted to $42 million (261 crore) and $27 million (163 crore), respectively.

2.9 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Current
Accrued compensation to employees	337	266
Accrued expenses	318	308
Withholding taxes payable (1)	145	152
Retainage	8	14
Liabilities of controlled trusts	28	25
Accrued gratuity	1	–
Premiums held in trust (2)	–	23
Liability towards acquisition of business (Refer to Note 2.3)	78	–
Others	12	4
	927	792
Non-current
Liability towards acquisition of business (Refer to Note 2.3)	–	43
Incentive accruals	–	4
Deferred income - government grant on land use rights (Refer to Note 2.6)(1)	8	7
	8	54
	935	846
Financial liabilities included in other liabilities	782	687
Financial liability towards acquisitions on an undiscounted basis	84	55
Financial liability towards incentive accruals on an undiscounted basis	–	4

(1)	Non-financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity (Refer to Note 2.4).

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances.

2.10 Expenses by nature

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Employee benefit costs (Refer to Note 2.11.4)	4,862	4,746	4,139
Deferred purchase price pertaining to acquisition (Refer to Note 2.3)	41	31	10
Depreciation and amortization charges (Refer to Note 2.5 and 2.6)	175	226	207
Travelling costs	297	280	278
Consultancy and professional charges	68	83	93
Rates and taxes	21	17	15
Cost of software packages for own use	139	129	115
Third party items bought for service delivery to clients	31	32	27
Communication costs	82	72	66
Cost of technical sub-contractors	354	322	268
Power and fuel	36	36	39
Repairs and maintenance	124	95	88
Commission to non-whole time directors	2	2	2
Branding and marketing expenses	26	22	26
Provision for post-sales client support	6	8	15
Provisions for doubtful trade receivables (Refer to Note 2.7)	29	23	7
Operating lease payments (Refer to Note 2.14)	50	53	45
Insurance charges	9	9	8
Contribution towards CSR (Refer to Note 2.21)	42	–	–
Others (Refer to Note 2.20)	59	84	41
Total cost of sales, selling and marketing expenses and administrative expenses	6,453	6,270	5,489

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2015 and March 31, 2014:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Change in benefit obligations
Benefit obligations at the beginning	118	120
Service cost	16	16
Interest expense	10	8
Remeasurements - Actuarial losses / (gains)	11	1
Benefits paid	(19)	(16)
Translation differences	(5)	(11)
Benefit obligations at the end	131	118
Change in plan assets
Fair value of plan assets at the beginning	120	126
Interest Income	11	8
Remeasurements – Returns on plan assets excluding amounts included in interest income	1	1
Contributions	26	12
Benefits paid	(19)	(16)
Translation differences	(5)	(11)
Fair value of plan assets at the end	134	120
Funded status	3	2
Prepaid gratuity benefit	4	2
Accrued gratuity	(1)	–

Net gratuity cost for the year ended March 31, 2015, 2014 and 2013 comprises the following components:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Service cost	16	16	37
Net interest on the net defined benefit liability / asset*	(1)	–	NA
Interest cost	NA	NA	7
Expected return on plan assets	NA	NA	(11)
Actuarial (gains) / losses	NA	NA	(5)
Curtailment	–	–	(13)
Plan amendments	–	–	(1)
Net gratuity cost	15	16	14

* As per Revised IAS 19

Amount for the year ended March 31, 2015 and March 31, 2014 recognized in statement of other comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2015	2014
Remeasurements of the net defined benefit liability / asset
Actuarial (gains) / losses	11	1
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(1)	(1)
	10	–

(Dollars in millions)

	Year ended March 31,
	2015	2014
(Gain) / loss from change in demographic assumptions	–	3
(Gain) / loss from change in financial assumptions	9	(4)
	9	(1)

During fiscal 2013, the company aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of $13 million for the year ended March 31, 2013, which has been recognized in the statement of comprehensive income.

The gratuity cost recognized in net profit in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

 (Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Cost of sales	13	14	12
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	1
	15	16	14

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

The weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and March 31, 2014 are set out below:

	As of
	March 31, 2015	March 31, 2014
Discount rate	7.8%	9.2%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2015, 2014 and 2013 are set out below:

	Year ended March 31,
	2015	2014	2013
Discount rate	9.2%	8.0%	8.6%
Weighted average rate of increase in compensation levels	8.0%	7.3%	7.3%
Rate of return on plan assets	NA*	NA*	9.5%
Weighted average duration of defined benefit obligation*	6.4 years	9 years	NA

* As per Revised IAS 19

The following are the assumptions used to determine the benefit obligations:

Discount rate	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
Weighted average rate of increase in compensation levels	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
Rate of return on plan assets	Rate of return for the year ended March 31, 2013 was the average yield of the portfolio in which our plan assets are invested over a tenure equivalent to the entire life of the related obligation.
Attrition rate	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Gratuity Fund Trust, respectively. Trustees administer contributions made to the trusts. As of March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2015, 2014 and 2013 was $12 million, $9 million and $11 million, respectively.

As of March 31, 2015, every percentage point increase / decrease in discount rate will affect the company’s gratuity benefit obligation by approximately $7 million.

As of March 31, 2015, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect the company’s gratuity benefit obligation by approximately $5 million.

The Group expects to contribute $26 million to the gratuity trusts during the fiscal 2016.

Maturity profile of defined benefit obligation:

(Dollars in millions)

Within 1 year	21
1 - 2 year	21
2 - 3 year	22
3 - 4 year	24
4 - 5 year	25
5 - 10 years	127

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The company contributed $35 million, $33 million and $32 million to the superannuation plan during the year ended March 31, 2015, 2014 and 2013, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Cost of sales	31	30	29
Selling and marketing expenses	3	2	2
Administrative expenses	1	1	1
	35	33	32

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2015 and March 31, 2014, respectively.

The details of fund and plan asset position are given below:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Plan assets at period end, at fair value	466	470
Present value of benefit obligation at period end	466	470
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2015	March 31, 2014
Government of India (GOI) bond yield	7.8%	9.2%
Remaining term of maturity (in years)	7	8
Expected guaranteed interest rate	8.8%	8.8%

The Group contributed $56 million, $48 million and $49 million to the provident fund during the year ended March 31, 2015, 2014 and 2013, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Cost of sales	50	43	44
Selling and marketing expenses	4	3	3
Administrative expenses	2	2	2
	56	48	49

2.11.4 Employee benefit costs include:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Salaries and bonus*	4,756	4,649	4,044
Defined contribution plans	43	38	37
Defined benefit plans	63	59	58
	4,862	4,746	4,139

* Includes stock compensation expense of less than $1 million.

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Cost of sales	4,299	4,222	3,697
Selling and marketing expenses	389	356	294
Administrative expenses	174	168	148
	4,862	4,746	4,139

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 574,236,166 fully paid-up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. 5,667,200 and 2,833,600 shares were held by controlled trust, as of March 31, 2015 and March 31, 2014, respectively.

The Board in its meeting held on April 24, 2015 has considered, approved and recommended a bonus issue of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability / asset.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2015, the company had only one class of equity shares and had no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015, 2014 and 2013 was $1.21 (73.00) (not adjusted for bonus issue), $0.82 (47.00) (not adjusted for bonus issue) and $0.86 (47.00) (not adjusted for bonus issue), respectively.

The Board has decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in their meeting on April 24, 2015, proposed a final dividend of approximately $0.47 per equity share (29.50 per equity share) ((equivalent to 14.75 (approximately $0.24 per share) per share after 1:1 bonus issue, if approved by shareholders)). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015, and if approved, would result in a cash outflow of approximately $652 million, inclusive of corporate dividend tax.

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

2.13 Other income

Other income consists of the following:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Interest income on deposits and certificates of deposit	430	356	329
Exchange gains / (losses) on forward and options contracts	85	(40)	15
Exchange gains / (losses) on translation of other assets and liabilities	(7)	78	33
Income from available-for-sale financial assets	43	37	42
Others	9	9	14
	560	440	433

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $50 million, $53 million and $45 million for the year ended March 31, 2015, 2014 and 2013, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Within one year of the balance sheet date	27	43
Due in a period between one year and five years	63	94
Due after five years	27	48

A majority of the group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements contain a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of Restricted Stock Units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 5,667,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee now known as The Nomination and Remuneration Committee (The Committee) and through the Infosys Limited Employees' Welfare Trust (The Trust). The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015, the company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	–	–
Granted*	54,134	0.08
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	54,134	0.08
Exercisable at the end	–	–

*Adjusted for bonus issue. (Refer to note 2.12)

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015, under the 2011 Plan, was 2.39 years.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Year ended March 31, 2015
Weighted average share price ($)	58
Exercise price ($)	0.08
Expected volatility (%)	30 – 37
Expected life of the option (years)	1 – 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 – 9

The weighted average fair value of RSUs on grant date was $55

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a the management development and compensation committee now known as Nomination and Remuneration Committee (The Committee), all of whom are independent members of the Board of Directors and through the Infosys Limited ‘Employees' Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable under the 1999 plan as of March 31, 2015, 2014 and 2013.

The activity in the 1999 Plan during the year ended March 31, 2013 is set out below:

	Year ended March 31, 2013
	Shares arising out of options	Weighted average exercise price
1999 Plan:
Outstanding at the beginning	11,683	42
Forfeited and expired	(5,518)	39
Exercised	(6,165)	39
Outstanding at the end	–	–
Exercisable at the end	–	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was $43.53

The share-based compensation recorded for the years ended March 31, 2015, 2014 and 2013 was less than $1 million, Nil and Nil, respectively.

 2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Current taxes
Domestic taxes	511	585	544
Foreign taxes	282	124	97
	793	709	641
Deferred taxes
Domestic taxes	6	(29)	(27)
Foreign taxes	6	(12)	3
	12	(41)	(24)
Income tax expense	805	668	617

Income tax expense for the year ended March 31, 2015, 2014 and 2013 includes reversals (net of provisions) of $26 million, $4 million and Nil, respectively, pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer to Note 2.5)

Entire deferred income tax for the year ended March 31, 2015 relates to origination and reversal of temporary differences. The deferred income tax credit for the year ended March 31, 2013 includes $4 million relating to changes in the tax rate from 32.45% to the substantively enacted tax rate of 33.99%. The increase in the tax rate to 33.99% is consequent to changes made in the Finance Act, 2013. The remaining deferred income tax for the year ended March 31, 2013 relates to origination and reversal of temporary differences.

A reversal of deferred tax asset of $2 million and a reversal of deferred tax liability of $2 million and less than $1 million relating to an available-for-sale financial asset has been recognized in other comprehensive income during the year ended March 31, 2015, 2014 and 2013, respectively.

The company, being a resident in India as per the provisions of the Income Tax Act, 1961, is required to pay taxes in India on the entire global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Profit before income taxes	2,818	2,419	2,342
Enacted tax rates in India	33.99%	33.99%	32.45%
Computed expected tax expense	958	822	760
Tax effect due to non-taxable income for Indian tax purposes	(273)	(273)	(202)
Overseas taxes	134	99	72
Tax reversals, overseas and domestic (net)	(26)	(4)	–
Effect of exempt non-operating income	(15)	(13)	(17)
Effect of unrecognized deferred tax assets	7	11	9
Effect of differential overseas tax rates	(6)	1	(1)
Effect of non-deductible expenses	34	47	8
Taxes on dividend received from subsidiary	1	1	2
Temporary difference related to branch profits tax	–	(8)	5
Additional deduction on research and development expense	(9)	(15)	(15)
Others	–	–	(4)
Income tax expense	805	668	617

The applicable Indian statutory tax rate for the year ended March 31, 2015, 2014 and 2013 is 33.99%, 33.99% and 32.45%, respectively. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act, 2013.

During the year ended March 31, 2015, 2014 and 2013, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from units registered under the Software technology parks of India Scheme in India and the company continues to benefit from certain tax incentives for units registered under the Special Economic Zones Act, 2005. However, as the tax incentives provided by the Government of India for STPs have expired, income from the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $273 million, $273 million and $202 million for the year ended March 31, 2015, 2014 and 2013, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for the year ended March 31, 2015, 2014 and 2013 was $0.24 each, $0.24 each and $0.18 each, respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue. (Refer to Note 2.12).

The company is subject to a 15% Branch Profit Tax (BPT) in the United States to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2015, Infosys' U.S. branch net assets amounted to approximately $651 million. As of March 31, 2015, the Company has provided for branch profit tax of $51 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $615 million and $505 million as of March 31, 2015 and March 31, 2014, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2015 and March 31, 2014:

	As of
	March 31, 2015	March 31, 2014
Income tax assets	654	254
Current income tax liabilities	(451)	(365)
Net current income tax assets / (liabilities) at the end	203	(111)

The gross movement in the current income tax asset / (liability) for the year ended March 31, 2015, 2014 and 2013 is as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Net current income tax asset / (liability) at the beginning	(111)	(44)	(3)
Additions through business combination	–	–	(2)
Translation differences	3	4	(1)
Income tax paid	1,102	638	603
Current income tax expense (Refer to Note 2.16)	(793)	(709)	(641)
Income tax on other comprehensive income	2	–	–
Net current income tax asset / (liability) at the end	203	(111)	(44)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Deferred income tax assets
Property, plant and equipment	38	65
Minimum alternate tax credit carry-forwards	–	3
Computer software	8	8
Trade receivables	17	8
Compensated absences	48	45
Accrued compensation to employees	8	7
Accumulated losses	–	1
Post sales clients support	12	16
Available for sale financial assets	–	2
Others	5	6
Total deferred income tax assets	136	161
Deferred income tax liabilities
Temporary difference related to branch profits	(51)	(51)
Intangible assets	(25)	(11)
Total deferred income tax liabilities	(76)	(62)
Deferred income tax assets after set off	85	110
Deferred income tax liabilities after set off	(25)	(11)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(Dollars in millions)

	As of
	March 31, 2015	March 31, 2014
Deferred income tax assets to be recovered after 12 months	56	106
Deferred income tax assets to be recovered within 12 months	80	55
Total deferred income tax assets	136	161
Deferred income tax liabilities to be settled after 12 months	(59)	(47)
Deferred income tax liabilities to be settled within 12 months	(17)	(15)
Total deferred income tax liabilities	(76)	(62)

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

The gross movement in the deferred income tax account for the year ended March 31, 2015, 2014 and 2013 is as follows:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Net deferred income tax asset at the beginning	99	71	60
Additions through business combination (Refer to note 2.3)	(16)	–	(7)
Translation differences	(9)	(15)	(6)
Credits/(Charge) relating to temporary differences (Refer to note 2.16)	(12)	41	24
Temporary difference on available-for-sale financial assets	(2)	2	–
Net deferred income tax asset at the end	60	99	71

The charge relating to temporary differences during the year ended March 31, 2015 are primarily on account of property, plant and equipment, post sales client support, available for sale financial assets, minimum alternate tax partially offset by compensated absences and trade receivables. The credits relating to temporary differences during the year ended March 31, 2014 are primarily on account of compensated absences, trade receivables, accrued compensation to employees, post sales client support and property, plant and equipment. The credits relating to temporary differences during the year ended March 31, 2013 are primarily on account of compensated absences, property, plant and equipment and other provisions which are not tax-deductible in the current year.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, the provisions of Minimum Alternate Tax (MAT) had been extended to income of STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ units and SEZ developer units. Infosys Limited had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability has been fully set off against normal tax liabilities of the subsequent years. Consequently the deferred income tax asset pertaining to MAT credit is Nil as of March 31, 2015 and March 31, 2014. Infosys BPO had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability is being brought forward and set off against future tax liabilities computed under normal tax provisions. A deferred income tax asset of Nil and $3 million pertaining to MAT credit has been recognized on the balance sheet of the company as of March 31, 2015 and March 31, 2014, respectively, which is being carried forward for a period of ten years from the year of recognition.

As of March 31, 2015 and March 31, 2014, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of $571 million (3,568 crore) and $286 million (1,716 crore) amounted to less than $1 million (3 crore) and $3 million (19 crore), respectively.

Payment of $571 million (3,568 crore) includes demands from the Indian Income tax authorities of $534 million (3,337 crore), including interest of $154 million (964 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. $286 million (1,788 crore) was paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals), Bangalore. For matter of fiscal 2006, the Commissioner of Income tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2015	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	1,142,805,132	1,142,805,132	1,142,798,476
Effect of dilutive common equivalent shares - share options outstanding	16,338	–	1,706
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	1,142,821,470	1,142,805,132	1,142,800,182

(1) Excludes treasury shares

(2) adjusted for bonus issue. Refer to note 2.12

For the year ended March 31, 2015, 2014 and 2013, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2015	March 31, 2014
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co Ltd (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas Inc., (Infosys Americas) (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(11)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(7)	Australia	–	99.98%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (4)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (10)	India	100%	100%
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc. (5)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (5)	Australia	100%	100%
Lodestone Management Consultants AG (5)	Switzerland	100%	100%
Lodestone Augmentis AG (8)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (5)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (5)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (5)	Singapore	100%	100%
Lodestone Management Consultants SAS (5)	France	100%	100%
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (5)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (5)	China	100%	100%
Lodestone Management Consultants Ltd. (5)	UK	100%	100%
Lodestone Management Consultants B.V. (5)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (6)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (5)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (5)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (5)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (5)	Argentina	100%	100%
Infosys Canada Public Services Ltd. (12) (13)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (14)	U.S.	100%	–
Panaya Inc (Panaya)(15)	U.S.	100%	–
Panaya Ltd (16)	Israel	100%	–
Panaya Gmbh (16)	Germany	100%	–
Panaya Pty Ltd (16)	Australia	–	–
Panaya Japan Co. Ltd (16)	Japan	100%	–

(1)

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.

(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	Under liquidation
(5)	Wholly owned subsidiary of Lodestone Holding AG
(6)	Majority owned and controlled subsidiary of Lodestone Holding AG
(7)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014
(8)	Wholly owned subsidiary of Lodestone Management Consultants AG
(9)	Liquidated effective December 31, 2013
(10)	Incorporated effective February 14, 2014. Refer to note 2.3
(11)	Incorporated effective February 14, 2014.
(12)	Wholly owned subsidiary of Infosys Public Services Inc.
(13)	Incorporated effective December 19, 2014
(14)	Incorporated effective January 23, 2015
(15)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. Refer to note 2.3
(16)	Wholly owned subsidiary of Panaya Inc.

During the year ended March 31, 2013, Infosys Australia paid a dividend of $15 million to its holding company, Infosys Limited, and the tax on such dividend received was $2 million.

During the year ended March 31, 2015 and March 31, 2014, Infosys BPO (Poland) Sp.Z.o.o paid a dividend of $4 million each, to its holding company, Infosys BPO and the tax on such dividend received was $1 million each.

During the year ended March 31, 2015, 2014 and 2013, Lodestone Management Consultants AG paid a dividend of $1 million, $8 million and $12 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of associates:

Particulars	Country	Holding as of
		March 31, 2015	March 31, 2014
DWA Nova LLC(1)	India	20%	–

(1) Associate of Infosys Nova Holdings LLC. Refer to note below

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees‘ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer to Note 2.11 for information on transactions relating to the post-employment benefit plans mentioned above.

Transaction to acquire associate’s stake:

(Dollars in millions)

Particulars	Year ended March 31, 2015
Financing transactions
Investment in DWA Nova*	15
15

*During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprises directors and executive officers:

(Dollars in millions)

	Year ended March 31,
	2015	2014	2013
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	5	10	7
Commission and other benefits to non-executive / independent directors	2	2	2
Total	7	12	9

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of less than $1 million.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective year ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and, Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for fiscal 2013 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

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

2.19.1 Business segments

 (Dollars in millions)

Year ended March 31, 2015	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	2,544	1,917	1,401	1,417	585	847	8,711
Identifiable operating expenses	1,197	977	670	642	293	410	4,189
Allocated expenses	589	467	340	345	142	206	2,089
Segment profit	758	473	391	430	150	231	2,433
Unallocable expenses							175
Operating profit							2,258
Other income, net							560
Share in associate's profit / (loss)							–
Profit before income taxes							2,818
Income tax expense							805
Net profit							2,013
Depreciation and amortization							175
Non-cash expenses other than depreciation and amortization							–

(Dollars in millions)

Year ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	2,419	1,785	1,305	1,373	559	808	8,249
Identifiable operating expenses	1,109	916	592	650	291	371	3,929
Allocated expenses	595	465	340	358	146	211	2,115
Segment profit	715	404	373	365	122	226	2,205
Unallocable expenses							226
Operating profit							1,979
Other income, net							440
Profit before income taxes							2,419
Income tax expense							668
Net profit							1,751
Depreciation and amortization							226
Non-cash expenses other than depreciation and amortization							–

(Dollars in millions)

Year ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	2,244	1,532	1,176	1,256	434	756	7,398
Identifiable operating expenses	980	737	543	546	201	344	3,351
Allocated expenses	567	405	311	332	115	200	1,930
Segment profit	697	390	322	378	118	212	2,117
Unallocable expenses							208
Operating profit							1,909
Other income, net							433
Profit before income taxes							2,342
Income tax expense							617
Net profit							1,725
Depreciation and amortization							207
Non-cash expenses other than depreciation and amortization							1

2.19.2 Geographic segments

 (Dollars in millions)

Year ended March 31, 2015	North America	Europe	India	Rest of the World	Total
Revenues	5,357	2,097	209	1,048	8,711
Identifiable operating expenses	2,558	1,028	115	488	4,189
Allocated expenses	1,303	508	44	234	2,089
Segment profit	1,496	561	50	326	2,433
Unallocable expenses					175
Operating profit					2,258
Other income, net					560
Share in associate's profit / (loss)					–
Profit before income taxes					2,818
Income tax expense					805
Net profit					2,013
Depreciation and amortization					175
Non-cash expenses other than depreciation and amortization					–

(Dollars in millions)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	5,005	2,015	213	1,016	8,249
Identifiable operating expenses	2,385	990	109	445	3,929
Allocated expenses	1,318	512	46	239	2,115
Segment profit	1,302	513	58	332	2,205
Unallocable expenses					226
Operating profit					1,979
Other income, net					440
Profit before income taxes					2,419
Income tax expense					668
Net profit					1,751
Depreciation and amortization					226
Non-cash expenses other than depreciation and amortization					–

(Dollars in millions)

Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	4,601	1,713	154	930	7,398
Identifiable operating expenses	2,065	786	91	409	3,351
Allocated expenses	1,216	448	35	231	1,930
Segment profit	1,320	479	28	290	2,117
Unallocable expenses					208
Operating profit					1,909
Other income, net					433
Profit before income taxes					2,342
Income tax expense					617
Net profit					1,725
Depreciation and amortization					207
Non-cash expenses other than depreciation and amortization					1

Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the clients enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals.

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2015, 2014 and 2013.

2.20 Litigation

In 2011, U.S. Department of Homeland Security (“DHS”) reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014, the Company recorded a charge related to the settlement agreement (including legal costs) of $35 million related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.21 Corporate Social Responsibility (CSR)

Administrative expenses for the year ended March 31, 2015 includes contribution to Infosys Foundation towards CSR. Consequent to the requirements of Section 135 of the Indian Companies Act, 2013, a CSR committee has been formed by the company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Indian Companies Act, 2013.

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful trade receivables

(Dollars in millions)

Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2015	36	(4)	29	(2)	59
Fiscal 2014	17	–	23	(4)	36
Fiscal 2013	17	(3)	7	(4)	17

Item 19. Exhibits

Exhibit number	Description of document
1.1	Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant, as amended
1.3	Certificate of Incorporation of the Registrant, as currently in effect
**4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
***4.2	Registrant’s 2011 RSU Plan
*4.3	Registrant’s Employee Stock Offer Plan
*4.4	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
****4.5	Form of Indemnification Agreement
*****4.6	Registrant’s 1999 Stock Option Plan
4.7	Form of Employment Agreement with the Chief Operating Officer
4.8	Form of Employment Agreement with the Chief Executive Officer
8.1	List of Subsidiaries
11.1	Whistleblower Policy
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Registrant’s Specimen Certificate for Equity Shares
15.2	Audit Committee Charter
15.3	Corporate Social Responsibility Committee Charter
15.4	Nomination and Remuneration Committee Charter
15.5	Risk and Strategy Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
**	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004 and Amendment No. 2 included in the exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-200730) filed on December 4, 2014.
***	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
****	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
*****	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 6-K filed on August 4, 1999.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ Dr. Vishal Sikka

Date May 20, 2015	Dr. Vishal Sikka Chief Executive Officer and Managing Director