Form 20-F
period 2016-03-31
Infosys Ltd
filed 2016-05-18
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2016

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

M.D.Ranganath, Chief Financial Officer, +91-80-2852-1692

ranganath_m@infosys.com

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,296,944,664 Equity Shares.

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

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Limited and our consolidated subsidiaries unless specifically indicated otherwise or the context indicates otherwise. “Infosys” is a registered trademark of Infosys Limited in countries including United States, India, United Kingdom and Australia. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

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

On March 31, 2016, this exchange rate was 66.26 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 and the summary consolidated balance sheet data as of March 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

 (Dollars in millions, except per equity share and equity share data)

Comprehensive Income Data	Fiscal
	2016	2015	2014	2013	2012
Revenues	9,501	8,711	8,249	7,398	6,994
Cost of sales	5,950	5,374	5,292	4,637	4,118
Gross profit	3,551	3,337	2,957	2,761	2,876
Operating expenses:
Selling and marketing expenses	522	480	431	373	366
Administrative expenses	654	599	547	479	497
Total operating expenses	1,176	1,079	978	852	863
Operating profit	2,375	2,258	1,979	1,909	2,013
Other income, net	476	560	440	433	397
Share in associate’s profit/(loss)	–	–	–	–	–
Profit before income taxes	2,851	2,818	2,419	2,342	2,410
Income tax expense	799	805	668	617	694
Net profit	2,052	2,013	1,751	1,725	1,716
Earnings per equity share:
Basic ($)(1)	0.90	0.88	0.77	0.76	0.75
Diluted ($)(1)	0.90	0.88	0.77	0.76	0.75
Weighted average equity shares used in computing earnings per equity share:
Basic(1)	2,285,616,160	2,285,610,264	2,285,610,264	2,285,596,952	2,285,461,976
Diluted(1)	2,285,718,894	2,285,642,940	2,285,610,264	2,285,600,364	2,285,584,568
Cash dividend per Equity Share- Interim dividend- ($) (2)(3)(4)	0.15	0.49	0.32	0.28	0.31
Cash dividend per Equity Share- Final dividend- ($) (2)(3)(4)(5)	0.47	0.72	0.50	0.58	0.45
Cash dividend per Equity Share- Interim dividend () (2)(4)	10.00	30.00	20.00	15.00	15.00
Cash dividend per Equity Share- Final dividend () (2)(4)(5)	29.50	43.00	27.00	32.00	20.00

(1)	Adjusted for bonus shares
(2)	Excludes corporate dividend tax
(3)	Converted at the monthly exchange rate in the month of declaration of dividend.
(4)	Data for fiscal years ended March 31, 2015, 2014, 2013 and 2012 are not adjusted for bonus shares
(5)	Data for fiscal year ended March 31, 2016 (fiscal 2016) is not adjusted for June 17, 2015 bonus issue

(Dollars in millions except equity share data)

Balance Sheet Data	As of March 31,
	2016	2015	2014	2013	2012
Cash and cash equivalents	4,935	4,859	4,331	4,021	4,047
Available-for-sale financial assets, current	11	140	367	320	6
Investments in certificates of deposit	–	–	143	–	68
Net current assets	5,804	5,731	5,656	5,347	5,008
Non-current assets	3,576	3,064	2,342	2,034	1,592
Total assets	11,378	10,615	9,522	8,539	7,537
Non-current liabilities	56	33	65	50	24
Total equity	9,324	8,762	7,933	7,331	6,576
Number of shares outstanding (1)(2)	2,296,944,664	1,148,472,332	574,236,166	574,236,166	574,230,001

(1)	Includes treasury shares

(2)	Data for fiscal years ended March 31, 2015, 2014, 2013 and 2012 have not been adjusted for bonus shares

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee appreciates against the U.S. dollar and other foreign currencies. For fiscal 2016, 2015, 2014, 2013 and 2012, U.S. dollar denominated revenues represented 69.9%, 68.9%, 68.8%, 70.6% and 71.7% of total revenues, respectively. For the same respective periods, revenues denominated in United Kingdom Pound Sterling represented 6.6%, 5.9%, 5.9%, 6.4% and 6.8% of total revenues, revenues denominated in the Euro represented 9.3%, 10.2%, 10.3%, 8.8% and 7.7% of total revenues while revenues denominated in the Australian dollar represented 6.9%, 7.6%, 7.9%, 8.3% and 7.6% of total revenues. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low

2016	66.26	65.69	68.70	62.11
2015	62.50	61.18	63.04	59.11
2014	59.92	60.75	68.56	53.71
2013	54.29	54.54	57.02	50.53
2012	50.88	48.10	54.28	44.00

The following table sets forth the high and low exchange rates for the previous six months and is based on the exchange rates from Deutsche Bank, Mumbai.

Month	High	Low

April 2016	66.73	66.18
March 2016	68.32	66.31
February 2016	68.70	67.64
January 2016	68.14	66.32
December 2015	66.98	66.10
November 2015	66.82	65.36

On May 18, 2016, the fixing rate in the city of Mumbai for cash transfers in Indian rupees as published by FEDAI was 66.98.

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

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, and any increase in visa costs .

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as, additional tax holidays and benefits expire in the future.

In addition, adverse cost structures may impact our ability to price large outsourcing deals competitively leading to lower win rates or reduced profitability.

Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins.

The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate.

Reduced IT spending in response to challenging economic environment leads to increased pricing pressure from our clients, which adversely impacts our revenue productivity, which we define as our revenue divided by billed person months. Moreover, reduced or delayed IT spending also adversely impacts our utilization rates for IT services professionals.

Reductions in IT spending, reductions in revenue productivity, increased credit risk and credit terms arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

In addition to the business challenges and margin pressure resulting from economic slowdown in the markets in which our clients operate and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfil client expectations relating to staffing, efficient offshoring of services, absorption of transition costs and more stringent service levels. If we fail to meet a client’s expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

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

In fiscal 2016, 62.7% and 23.0% of our revenues were derived from projects in North America and Europe, respectively.

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

In fiscal 2016, we derived 27.3% of our revenues from the financial services industry. The industry was severely impacted by the crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Any future global economic uncertainty impacting the financial services industry, whom we depend on for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

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

Currency fluctuations and declining interest rates may affect the results or our operations.

Our functional currency is the Indian rupee and we incur significant portion of our expenses in Indian rupees. However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the pound sterling, through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the pound sterling, the euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.50%.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange exposures. Our purchase of these derivative instruments, however, may not be adequate to insulate ourselves from foreign currency exchange risks.

We may incur losses due to unanticipated or significant intra quarter movements in currency markets which could have an adverse impact on our profit margin and results of operations. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

A majority of our investments are in India based assets, and are exposed to fluctuations in the interest rate environment in the country, which depends to a great extent on RBI monetary policy. Changes in RBI policy in the form of interest rate cuts could result in lower interest income and affect our profitability.

Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and acquire new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals, which may in turn have an adverse effect on our business, results of operations and financial condition.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, a vast majority of our current workforce is based in India, we expect to increase hiring in other jurisdictions, including the United States and Europe. Any such hiring is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Further, in certain jurisdictions in which we operate, legislations have been adopted that requires our non-resident employees working in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction which we have complied with. In case such legislative proposals are adopted by other jurisdictions our operating costs will go up. For example, the minimum wages for certain work permit holders in the United Kingdom have increased recently, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. The company may issue incentive compensation plans to its employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2012 and March 31, 2016, our total employee count grew by 29.4% from 149,994 to 194,044.

In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. Inadequate financial controls may increase the possibility of fraud and/or negatively impact the accuracy of our financial reporting and stakeholder relationships. In addition, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
•	adhering to and further improving our high quality and process execution standards;
•	preserving our culture, values and entrepreneurial environment;
•	successfully expanding the range of services offered to our clients;
•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems,
•	maintaining high levels of client satisfaction; and
•	maintaining an effective internal control system and training our employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity, breaching contractual obligations, or otherwise exposing us to unacceptable business risks

Our growth strategy relies on expanding our operations around the world. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition. In addition, our organizational structures, processes and culture may not be sufficiently agile and adaptive to embrace the changes required to execute our strategy.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, application development and maintenance, consulting, business process management, systems integration and infrastructure management.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel. Thus, if we are unable to attain a thorough understanding of our clients’ operations, our service offerings may not effectively meet client needs and jeopardize our client engagements, which may negatively impact on our revenues and financial condition.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy generally. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability.

The success of our service offerings depends, in part, upon the continued demand for such services by our existing and new clients and our ability to meet this demand in a competitive and cost-effective manner. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, we may be unable to continue to expand our service offerings and attract existing and new clients to these service offerings.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

A large part of our revenues is dependent on our top clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2016, our largest client accounted for 3.6% of our total revenues, and our five largest clients together accounted for 13.8% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on our Directors (the “Board”), and the management team including our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, and members of our senior executive leadership. Our future performance and customer relationships may be affected by any disruptions in the continued service of our directors, executives and other officers.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the fiscal years ended March 31, 2016, 2015 and 2014, revenues from fixed-price, fixed-timeframe projects accounted for 44.0%, 42.1%, and 40.8% of our total services revenues, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, between zero and 90 days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

-	financial difficulties for a client;
-	a change in strategic priorities, resulting in a reduced level of technology spending;
-	a demand for price reductions;
-	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors;
-	the replacement by our clients of existing software with packaged software supported by licensors;
-	mergers and acquisitions;
-	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; and
-	sudden ramp-downs in projects due to an uncertain economic environment.

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

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States and India. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

-	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding, or disputes with other government departments or agencies.
-	Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors.
-	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation.
-	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.
-	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.

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

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction-based, pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, better or more competitively priced products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications, system failures, or virus attacks could negatively impact our operations and ability to provide our services and solutions, which could result in client dissatisfaction and a reduction of our revenues.

We currently have 114 development centers located in various countries around the world. Our development centers globally are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans in case of virus attack or disruption in services due to failure in communication network, we cannot assure you that we will be able to maintain active voice and data communications between our various development centers and our clients’ sites at all times due to such disruptions.

Any significant failure in our ability to communicate could disrupt our business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and have a material adverse effect on our business, results of operations, our reputation and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. Unauthorized misappropriation or disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, unauthorized access by our employees or third-party vendors, systems failure or otherwise, could damage our reputation, cause us to lose clients and subject us to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws.

Many of our contracts involve projects that are critical to the operation of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure, could result in a claim for substantial damages against us and force us to incur significant expense for our defense or could require that we pay large sums in settlement. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Our clients may seek more favorable terms from us in our contracts, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. The inclusion of such terms in our client contracts, particularly where they relate to our attempt to limit our contractual liability for damages, may increase our exposure to liability in the case of our failure to perform services in a manner required under the relevant contracts. Further, any damages resulting from such failure, particularly where we are unable to recover such damages in full from our insurers, may adversely impact our business, revenues and operating margins.

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, reputation, financial position or cash flows.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Also, losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Our financial condition may be materially and adversely affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2016, we had contractual commitments of $224 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup investment costs incurred in developing our software products and platforms

The development of our software products and platforms requires significant investments. The markets for our suite of software products and platforms are competitive. Our current software products and platforms or any new software products and platforms that we develop may not be commercially successful and the costs of developing such new software products and platforms may not be recouped. Since software product and platform revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products and platforms, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business.

It is possible that we may not be able to identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and growth prospects.

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

-	issue equity securities which would dilute current shareholders’ percentage ownership;
-	incur substantial debt;
-	incur significant acquisition-related expenses;
-	assume contingent liabilities; or
-	expend significant cash.

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

Further, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, products, services, solutions, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

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

Goodwill is subject to impairment review at least annually. Impairment testing under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis, storms and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may incur costs in redeploying personnel and property, sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all.

In addition, if there is any natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses or sustain business interruption, which may materially impair our ability to provide services to our customers and may limit their ability to continue their purchase of products or services from us. Any natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to Legislation and Regulatory Compliance

Anti-outsourcing legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has become a notable topic during the recent presidential debates. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. Such measures would adversely impact our ability to do business in the jurisdictions in which we operate.

In addition, the U.S. Congress  is considering extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. If any such provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. Further, such laws could disrupt supply chain of our talent and thereby affect our operations and profitability. This could have a material and adverse effect on our business, revenues and operating results.

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

As of March 31, 2016, the majority of our professionals in the United States held either H-1B visas, which are for professionals who work in a specialty occupation, or L-1 visas, which are for intra-company transfers of managers, executives or who have specialized knowledge. Both are temporary visas, but the company may sponsor employees on either visa for green cards. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers. If such legislative proposals are signed into law, our cost of doing business in the United States may increase dramatically and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services (USCIS) may approve in any government fiscal year which is 65,000 annually, plus 20,000 additional H-1B visas that are available to skilled workers who possess a master's or higher degree from institutions of higher education in the United States. For fiscal 2017, over 236,000 applications were received during the filing period which began on April 1, 2016. The U.S. government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit our ability to access those visas.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Companies Act, 2013, the Listing Obligations and Disclosure Requirements of the Securities and Exchange Board of India (SEBI), 2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations are far-reaching and often untested and have added complexity to our corporate compliance regime.

In connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2016, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2016. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members and executive officers could face an increased risk of personal liability in connection with their performance of duties and our regulatory reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

In addition, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities in the software industry. The non-practicing entities are business establishments that hold the patents and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

We cannot be sure that the services and solutions that we offer to our clients do not infringe on the intellectual property rights of third parties, and these third parties could claim that we or our clients are infringing upon their intellectual property rights. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require us to incur additional costs to obtain the right to continue to offer a service or solution to our clients. If we cannot secure this right at all or on reasonable terms, or we cannot substitute alternative technology, our results of operations could be materially adversely affected. The risk of infringement claims against us may increase as we expand our industry software solutions and platforms and continue to develop and license our software to multiple clients.

In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including because it is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect our results of operations.

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

Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition

The industries in which our clients are concentrated are increasingly subject to governmental regulation and intervention. For example our clients in the financial and healthcare sectors may be subject to stringent compliance requirements including privacy and security standards for handling data. Additionally, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions.

If our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. New or changing regulations or legislation or increased government intervention in any industry affecting our customers may reduce demand for our services or cause us to incur additional costly changes in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones (SEZ). Under the Special Economic Zones (SEZ) Act, 2005, SEZ units which begin providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $268 million, $273 million and $273 million for the fiscal 2016, 2015 and 2014, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2016, 2015 and 2014 was $0.12 each. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue. (Refer to Note 2.12 under Item 18 of this Annual Report on Form 20-F).

If the government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, results of operations and financial condition may be adversely affected.

The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from the FY 2016-2017, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers.

Under the Finance Act, 2016, no tax incentives shall be available to units commencing business activities on or after April 1, 2020. Further the Finance Act, 2016 has also amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of Special Economic Zones (SEZ) where the specified activities commences on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

With our growth of business in SEZ units, we may have to compute our tax liability under Minimum Alternate Tax (MAT) in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability. MAT is computed on book profits.

The Income Tax Act, 1961 provides that the MAT paid by us can be adjusted against our normal tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, cash flows for intervening periods could be adversely affected.

In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). Finance Act, 2015 deferred the implementation of GAAR by two years so as to implement it as part of a comprehensive regime to deal with The Organization for Economic Co-operation and Development’s (OECD)’s Base Erosion and Profit Shifting (BEPS) project of which India is an active participant. Thus, GAAR provisions shall be applicable from Financial Year 2017-18. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

-	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
-	It results in misuse or abuse of provisions of tax laws.
-	It lacks commercial substance or is deemed to lack commercial substance.
-	It is carried out in a manner, which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN, which shall be notified subsequently. However a lower rate may apply if a Double Taxation Avoidance Agreement exists. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes.

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

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

Also, regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, Pakistan has sometimes experienced significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Changes in the policies of the government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.

The government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

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

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability which could have a material adverse effect on revenues and profitability.

Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

Our ability to acquire companies organized outside India depends on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.

Generally, the RBI must approve any acquisition by us of any company organized outside of India. The RBI permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs. However, any financial commitment exceeding US$1 (one) billion or its equivalent in a financial year requires prior approval of the RBI even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

If we fail to obtain any required approval from the RBI or any other government agency for acquisitions of companies organized outside India, our international growth may become restricted, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company does not require the approval from relevant government authorities in India, including the RBI. However, in a number of industrial sectors, there are restrictions on foreign investment in Indian companies. Changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issuance of ADRs / GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

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

In the past several years, our ADSs have been converted into equity shares in India as the premium on ADSs compared to equity shares has significantly narrowed. If a substantial amount of our ADSs are converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the NYSE and could impact the price of our ADSs.

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

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically over the past several years, particularly through the use of social media. Any negative media coverage in relation to our business, regardless of the factual basis for the assertions being made, may adversely impact our reputation. Responding to allegations made in the media may be time consuming and could divert the time and attention of our senior management from our business. Any unfavorable publicity may also adversely impact investor confidence and result in sales of our equity shares and ADSs, which may lead to a decline in the share price of our equity shares and our ADSs.

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The RBI has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain RBI approval for each such transaction. Required approval from the RBI or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

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

The SEBI (Listing Obligations and Disclosure Requirements), 2015 (“Listing Regulations”) Indian Companies Act, 2013 and the listing agreement with Indian stock exchanges now provide that an e-voting facility must be mandatorily provided to all shareholder resolutions in accordance with prescribed procedure under the Companies Act, 2013. This may mean that ADS holders may be able to vote on our resolutions irrespective of where they are located or whether they are able to attend the meetings of shareholders. At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and certain of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

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

The effective rate of dividend distribution tax (DDT) is 20.3576%. Our current dividend policy states that dividend pay-out would be up to 50% of post-tax consolidated profits including dividend tax. If the effective rate of the DDT increases in future, the dividend amount receivable by our shareholders after taxes may decrease further.

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of Rs.1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding Rs.1,000,000.

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys is a leading provider of consulting, technology and next-generation services.

We enable our clients to renew and simplify their existing landscapes, and partner with them in designing and implementing new solutions to their most complex problems in a dynamic business environment.

Our comprehensive end-to-end business solutions include:

•	Consulting Services
•	Business Application Services – Enterprise System implementation and services, Digital solutions and services, Data Analytics, Business Process Management
•	Technology Services – Application Development, Modernization & Management, Cloud Infrastructure and Security, Engineering Services, Enterprise Mobility, Internet of Things (IoT), Software Testing
•	Outsourcing Services – Application Outsourcing, Business Process Outsourcing including Customer Service, Finance & Accounting, Human Resources, Sourcing & Procurement Process Outsourcing
•	Our products and platform solutions include Mana, the Infosys Information Platform (IIP), the Edge suite of Products, Skava, Panaya and FinacleTM, an industry-leading universal banking solution.

Our “Global Delivery Model” is based on a scalable infrastructure that results in multiple efficiencies for our clients. We divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. We are then able to execute project components around the clock and across time zones, to reduce project delivery times.

We believe we have some of the best talent in the technology services industry, and we are committed to be among the industry’s leading employers.

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and Rest of the World which generated 62.7%, 23.0%, 2.6% and 11.7% of our revenues in the fiscal year ended March 31, 2016. We serve clients in financial services; manufacturing; energy & utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance and Hi-tech.

Our revenues grew from $6,994 million in fiscal 2012 to $9,501 million in fiscal 2016, representing a compound annualized growth rate of 8.0%. Our net income grew from $1,716 million to $2,052 million during the same period, representing a compound annualized growth rate of 4.6%. Between March 31, 2012 and March 31, 2016, our total employees grew from 149,994 to 194,044, representing a compound annualized growth rate of 6.6%.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a public offering without listing in Japan, or POWL. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we also listed our ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Technologies (Australia) Pty. Ltd (Infosys Australia), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. de R. L. de C.V (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai), Infosys Americas Inc. (Infosys Americas), EdgeVerve Systems Limited (EdgeVerve), Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG), Panaya Inc.(Panaya), Infosys Nova holdings LLC. (Infosys Nova), Kallidus Inc. (d.b.a Skava) (Kallidus), Skava Systems Private Ltd. and Noah Consulting LLC (Noah) are our wholly-owned and controlled subsidiaries.

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

Principal Capital Expenditures and Divestitures

In fiscal 2016, 2015 and 2014, we spent $413 million, $367 million and $451 million, respectively, on capital expenditures. As of March 31, 2016, we had contractual commitments of $224 million for capital expenditure. These commitments included $181 million in domestic purchases and $43 million in overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

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

We incorporated a wholly owned subsidiary, Infosys Americas Inc., on June 25, 2013.

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. We have undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities between entities under common control is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We have undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities was accounted for at carrying values and did not have an impact on the consolidated financial statements.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc., a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million. Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. U.S, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million. The payment of the contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017. Infosys expects to help its clients bring new digital experience to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, a leading provider of advanced information management consulting services for oil and gas industry. This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ending December 31, 2016. During year ending March 31, 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ending December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

B.	BUSINESS OVERVIEW

INDUSTRY OVERVIEW

Software and computing technology is transforming businesses in every industry around the world in a very profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology enabled services are fueling the rapid digitization of business processes and information. Traditional business models are being disrupted in every industry with digital and software based business models. This disruption is characterized by highly desirable user experiences, an extreme scale of cost performance that has become available in computing infrastructure and disintermediation of the supply chain. Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof their businesses is increasingly becoming a top priority for business leaders. This duality – to renew existing core businesses and innovate new businesses – is the essence of what companies are faced with as strategic imperatives today.

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

The fast pace of technology change and the need for technology professionals who are highly skilled in both the renewal and new technology areas are driving businesses to rely on third parties in order to realize their IT transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

•	Technology consulting companies – who take on niche and time bound projects for their clients
•	Global IT outsourcing companies – who leverage global talent pools to systematically optimize the IT operations of clients
•	Business process outsourcing firms – who leverage global talent pools to manage outsourced core business processes of their clients
•	Software firms – who provide licensed software that enable the automation of business processes
•	Specialty platform and Software-as-a-Service companies – who provide utility based models for clients to consume software features
•	Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
•	Internal IT departments of the companies themselves, usually a cost center for the corporation.

OUR COMPETITIVE STRENGTHS

We believe our strengths give us the competitive advantage to position ourselves as the leading global solutions and services company.

1.	Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients transform their businesses with innovative strategies and solutions. Our expertise helps our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.
2.	Breadth of offerings: Our suite of comprehensive end to end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.
3.	Intellectual property in platforms, products: Our products, platforms and solutions are geared to sense, influence, fulfil, and serve the needs of digital consumers as well as leverage the potential of their business ecosystem.
4.	Experience and expertise in large scale outsourcing: We have developed processes and frameworks for large scale outsourcing of technology projects that minimize financial and business risk to our clients. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. This is further strengthened with automation, intelligence and collaboration technologies.
5.	Deep client relationships and brand: We have long standing relationships with large corporations and other organizations. Our track record in delivering high quality solutions across the entire software lifecycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. This history of client retention allows us to showcase and strengthen our brand.
6.	Quality and process execution: Our sophisticated processes, standards and quality frameworks allow us to continuously optimize service delivery of various engagements on key performance indicators like business value, productivity, quality and cycle-time.
7.	High quality talent: We have a strong ecosystem for employee attraction, career development, engagement and retention through a trusted partnership with our stakeholders. Competence development of our workforce has always been our key strategic focus area. We have a culture of performance and innovation in an open and collaborative environment.

OUR STRATEGY

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors. In order to do this, we will apply the priorities of “renew” and “new” to our own business and cascade it to everything we do.

These translate to the following strategic focus areas:

Build expansive, lasting relationships with our clients by delivering differentiated market offerings:

Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We expand existing client relationships by providing them a broad set of end-to-end service offerings and increase the size, nature and number of projects we do with them. Our specific industry, domain, process, and technology expertise allows us to enable clients transform their businesses with innovative strategies and solutions. Through our transformation service offering, which we call “AiKiDo,” we help our clients address key aspects of their business. Our “Ai” offering, a result of our investments in building intellectual property, helps clients leverage software based platforms to dramatically boost productivity and to deliver next generation experiences to their customers. Our “Ki” offering captures the know-how of existing client technology landscapes, which we then leverage for process improvements and transformation. With our “Do” offering, which incorporates design thinking concepts, we help clients identify and prioritize their most significant problems and solve them in rapid, iterative and innovative ways. We offer an end-to-end suite of high quality, highly responsive and innovation led services spanning business consulting, IT services, software platform-based services and business process management. This enables us to partner with our clients on large, multi-year engagements.

Through our Zero Distance program, we help our clients innovate and derive more value from their projects. Zero Distance is the process of everyday innovation at Infosys whereby all employees are expected to innovate in their individual capacities and through their individual jobs. Zero Distance has a three-fold emphasis: to reduce the gap between us and the code we write, the gap between us and our clients and the gap between us and the ultimate end user.

We also plan to acquire new clients, and increase our presence in new geographies and market segments by investing in targeted business development and marketing. We will position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly cost effective models:

Our strategy is to leverage software based automation and our Global Delivery Model to deliver solutions and services to our clients in the most cost effective manner, while at the same time optimizing our cost structure to remain competitive.

We are embracing artificial intelligence based automation techniques and software automation platforms to boost productivity of our projects. We are leveraging software process engineering and collaboration technologies to improve process productivity.

Our Global Delivery Model provides scale, quality, expertise, cost and time-to-market advantages to our client projects. The model enables us to perform work at the location where the best talent is available and where it makes the best economic sense with the least amount of acceptable risk. Over the last thirty years, we have developed our distributed execution capabilities to deliver high quality and scalable services. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones enabling us to reduce project delivery times.

Enhance our operational processes for agility and optimal cost:

We periodically assess the effectiveness of our organization structure and processes to optimize it for alignment with our strategic objectives and agility. We continually evaluate critical cross functional processes and benchmark them with best in class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and whether we are optimally realizing the efficiencies of scale.

Last year, we launched our Zero Bench program. This program allows us to effectively deploy our un-utilized resources into internal projects. Zero Bench enables employees to fulfill their professional aspirations while, at the same time, helps us to improve our employee engagement and our operational efficiency.

Attract and retain a global, diverse, motivated and high performing employee base:

Our employees are our biggest asset. To meet the evolving need of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We offer our employees challenging work assignments, benchmarked compensation and a collaborative, productive work environment. Our performance management system is based on objectivity and rewards performance. We invest substantially in employee engagement to motivate employees and encourage social communication and collaboration.

Teaching and learning is central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help our employees stay abreast of new developments in software technologies, spur innovation and help them build a lifelong career at Infosys.

We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Pursue strategic alliances and acquisitions:

We leverage alliances that complement our core competencies. We partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients. We have also expanded the scope of our collaborations to encompass universities and research organizations.

We will deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

We have an innovation fund with an outlay of $500 million to tap into innovation networks of early stage companies and universities to gain access to new thinking and business models.

OUR STRUCTURE

Our go-to-market business units are organized as:

-	Financial Services
-	Manufacturing
-	Retail, CPG & Logistics
-	Energy, Utilities, Communications & Services
-	Hi-tech
-	Life Sciences, Healthcare & Insurance
-	China
-	Japan
-	India
-	Infosys Public Services

Our service delivery is organized as horizontal centers of excellence:

-	Infosys Global Consulting
-	Global Delivery
•	Enterprise Solutions
•	Infosys Digital
•	Enterprise Mobility
•	Application Development Services
•	Application Management Services
•	Application Modernization Services
•	Independent Validation Solutions
•	Data and Analytics
•	Engineering Services
•	Cloud and Infrastructure Services
•	Infosys Center for Emerging Technology Solutions
-	Products
•	FinacleTM
•	EdgeVerve
-	Platforms
•	Panaya
•	Mana
-	Skava
-	Infosys BPO

OUR SOLUTIONS

We provide our clients with a full range of business and technology services, comprising of the following service lines.

1) Infosys Global Consulting (IGC)

Infosys Global Consulting helps global corporations in more than 20 countries develop unique solutions to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, technological expertise and global reach to enable companies achieve market-leading performance. We use Design Thinking to drive innovation for our clients while renewing their IT landscapes non-disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new technologies, open source software and start-up ideas.

We are defining, designing and delivering value to corporations across industries such as financial services, insurance, retail, consumer packaged goods, logistics, energy, utilities, healthcare, life sciences, manufacturing, communications and services (e.g. airlines, hospitality) and Hi-tech in the US, Latin America, Europe, Asia, Australia, New Zealand and other geographies.

We offer consulting services in the following areas: Strategy and Architecture, Business Transformation, Enterprise Processes, Enterprise Applications, Digital Transformation, Insights and Analytics, and Change and Learning.

Strategy and Architecture: We enable clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing the technical architecture for reliability and security.

Business Transformation: We enable clients to define and deliver technology-enabled transformations of their business. We also help clients implement their transformation strategy (including M&A), and manage and govern these programs.

Enterprise Processes: We design the overall process model and eliminate organizational gaps to help clients achieve efficient processes. We also aid in building their supply chain and operation capabilities, addressing key challenges in finance functions and enhancing employee productivity.

Enterprise Applications: We offer Enterprise Application-enabled business transformation programs, and design and implementation of Oracle and SAP solutions. Our experience and knowledge in HANA strategy and technical architecture help us build HANA capabilities for clients. We offer HANA advisory and center of excellence services, platform services and business suite for HANA (S/4).

Digital Transformation: Enabling clients to focus on their complete value chain, we offer customer relationship management, multi-channel commerce and digital marketing to improve customer experience and increase customer acquisition.

Insights and Analytics: We help clients utilize data, insights and real-time predictive analysis for better decision-making and optimizing processes. We provide a holistic service package from strategy to implementation, as well as advice on running master data management programs internally or externally.

Change and Learning: We help clients define and implement change agendas to streamline business objectives and enable new operational structures. We leverage latest technologies and social trends to help them enhance and retain knowledge, reduce learning costs, and comply with regulatory requirements.

Infosys Global Consulting is also leading the way in taking Infosys’ next generation suite of services, AiKiDo, which is based on platforms, knowledge-based IT and design thinking that apply to enterprises globally. AiKiDo aims to help clients address three key aspects of their business: a non-disruptive renewal and simplification of their existing landscapes, introduction of new offerings and models in a dynamic business environment, and creating a culture of innovation in their organizations.

Ai refers to platforms and platforms as a service to build intelligent solutions. It helps harmonize and unify the disjointed initiatives in enterprises and build solutions to emerging business problems.

Ki refers to knowledge-based management and evolution of landscapes which captures the knowledge within an organization – people, structures and systems – over time. It is a modular service that systematically harvests and curates enterprise knowledge to renew existing technology landscapes, optimize business processes and drive rapid innovation

Do refers to our service offering on design thinking-led initiatives that will help clients find, understand and define the problems that are most important to their businesses. It also helps in prioritizing problems and solving them effectively and quickly.

Noah Consulting: In fiscal 2016, Infosys acquired Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. Noah Consulting’s vast knowledge of industry, information strategy planning, data governance and architecture capabilities effectively complement our expertise in technology and outsourcing services, and together, we offer next-generation data analytics solutions to our clients in the oil and gas sector.

2) Global Delivery

Enterprise Solutions (SAP, Oracle and EAIS)

SAP

The Infosys SAP practice provides SAP services to help our clients transform their operations, streamline and standardize business processes to ensure consistency across countries, consolidate platforms, and replace legacy systems with SAP applications. Our core SAP offerings include end-to-end SAP-enabled business transformation, package evaluation, package implementation services, global deployments, upgrades, master data management, business intelligence and analytics (HANA and S/4HANA), integration, mobility solutions, enterprise risk management, enterprise performance management, SAP basis and technology, and production support and maintenance services. We have a strong focus on the latest SAP technologies and products, and also provide platform-based offerings to our clients. Additionally, this Practice has expertise in industry-specific SAP solutions.

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

Enterprise Application Integration Services (EAIS)

At the core of Enterprise Application Integration Services (EAIS) is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering is around helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology through for example, Service Oriented Architecture (SoA), Business Process Management (BPM) and Application Program Interface (API) etc. along with Supply Chain Management (SCM) solutions like Maximo and Microsoft Dynamics based solutions. The focus areas are:

•	BPM solutions to help global enterprises overcome business challenges through process orchestration, rules implementation, simplify business process, improve productivity, reduce costs, and significantly reduce time-to-market.
•	SoA & EAI offers standardized and centralized integrated solutions to optimize SoA transformation for global enterprises with in-depth and clear-cut SoA strategy, architecture, and implementation offerings.
•	A dedicated competency center focused on implementing APIs as the new method of connecting and developing new applications, within and outside the enterprise. The API economy is enabling rapid response to ever changing business requirements, new application development and new business models.
•	SCM & Enterprise Asset Management (EAM) have in-depth expertise in creating point solutions on Order Management, Warehouse Management, planning, procurement solutions across industries with dedicated centers of excellence for multiple product offerings.
•	Microsoft Dynamics caters to the business needs of both the large enterprises and mid-sized organizations by providing end-to-end services on Microsoft Dynamics™ AX, Microsoft Dynamics™ NAV, and Microsoft Dynamics™ CRM. These solutions lower the total cost of ownership and ensure higher and quicker return on investment, thus enabling customers to use Microsoft Dynamics™ to maximize their business value and improve their competitiveness.

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

New Business Models: We work with our clients to help them create new business models and new product possibilities. We provide services aimed at using the API economy, and also work with our customers to build industry-specific digital solutions.

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

This Practice provides comprehensive solutions and capabilities to our clients, from consulting services, to design, implementation and support. Our approach which focuses on the ‘end user’, while placing emphasis on experience and short-burst execution cycles, delivers timely and valuable solutions to clients. We work in a collaborative manner with clients and end users, to identify transformation opportunities, define the transformation roadmap, co-create, innovate and implement the right solutions and tools for the client.

We accelerate the deployment of mobility-driven solutions through our pre-built solutions and reference architectures, industry-leading tools and frameworks, and an eco-system of innovative partner capabilities. In the fast-changing and innovative mobile world, investing in creating a sustainable engine is essential.

We continue to invest in mobile research initiatives, mobile devices labs, and the latest tools aimed at testing and automation, our Mobile Academy, User Experience (UX) Labs, and in our mobile centers of excellence along with enhancing the SKAVA mobility platform. Our alliances, acquisitions and partnerships with strategic and innovative players are essential to delivering a comprehensive mobility experience to our clients. In fact, Infosys sees mobility as a pivotal element of our customers' digital transformation journey.

Application Development Services

We develop customized software solutions for our clients through projects that leverage a combination of our technical capabilities, domain understanding, consultative capabilities, intellectual property assets and methodologies. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular, to facilitate enhancements and extensions. Our proprietary methodologies also allow our software applications to integrate stringent security measures throughout the software development lifecycle. Infosys' vast pool of consultants and certified program management professionals help our clients execute both projects and large transformation programs.

With the rapid embrace of Digitization by our clients, Infosys has taken the lead to move away from the traditional waterfall development approach to an Agile & Scrum based approach supported by a robust DevOps framework. Infosys’ global Agile and Virtual Scrum (distributed Agile project execution platform) solutions embody the best practices developed from more than 1000 projects. These best practices enable clients to leverage the benefits of globally distributed teams while retaining all the advantages of co-located Agile teams. Additionally, the service virtualization and continuous delivery frameworks, as part of the Infosys DevOps Ecosystem, ensure that not just the development, but also the delivery of IT solutions, embrace agility, which is the ultimate goal of our clients.

Our accelerated development ecosystem improves business agility and cycle time by leveraging standardized technical and business assets. Our Rapid Prototyping tool helps us engage with clients more effectively when gathering software requirements, and our Tabletop solution provides best-in-class collaboration to enable distributed story creation, design and development. Our Value Realization Method (VRM™) helps clients maximize business value early on in the lifecycle of a project, by driving measurable results along with Business Value Articulation (BVA), through process improvements, to ensure we track value effectively.

Application Management Services

Our Application Management Services help our clients reduce their cost of IT operations, deliver higher business value, and bring technology innovation, to transform and grow their business. We bring in efficiencies through an industrialized, IP-based service delivery model. Through our automation platform, we enhance productivity and ensure consistent high quality service delivery. Using machine learning algorithms and natural language processing, we are able to mine rich insights from IT support data and drive IT improvement strategies.

We help improve business availability through proactive monitoring of critical business processes using one of our IPs, thus reducing the impact of any potential business disruption. We have a structured, tool-based approach towards application portfolio analysis, which helps our clients harvest more value from existing assets. We also help our clients tap new technologies, to further grow and transform their business.

We have a dedicated team, which continuously monitors technology and business trends, and develops solutions and accelerators that enable us to deliver best-in-class application management services to our clients.

Application Modernization Services

Our Application Modernization Services help modernize legacy systems to enhance flexibility, mitigate risk, minimize disruption, and lower costs. We address issues in the legacy system such as multiple technology platforms, high cost of maintenance, unsupported systems, shrinking employee expertise, lack of integration, and web capabilities. The services provide a metrics-based framework to help our clients choose from various modernization methods – such as web enabling, re-engineering, re-hosting, componentization, and new development.

Independent Validation Solutions

Our Independent Validation Solutions Practice offers end-to-end validation solutions, and specialized testing services, such as SoA testing, data warehouse testing, package testing, test consulting and other testing services, to clients across various industry verticals. Also, in response to changing market and client demands, we have introduced new service offerings such as cloud testing, infrastructure testing, test environment management, agile testing and security testing. Our quality assurance solutions are aimed at building high reliability and predictability in our client technology systems, keeping in mind the time-to-market and optimization constraints.

We have invested internally in developing technology-based solutions for test lifecycle automation, non-functional testing and vertical-specific testing. We have also built alliances with leading test tool vendors such as Hewlett-Packard Company (HP), IBM, Microsoft Corporation, CA, Inc., Parasoft Corporation, Micro Focus International plc, Compuware Corporation and TestPlant Ltd., and are involved in building joint solutions with some of these alliance partners. These testing solutions facilitate high reliability in our clients’ applications and products, while enabling us to deliver such solutions cost-effectively and with a reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy in various areas, including industry domains, technology, quality processes, testing methodologies and project management. We also use a best-of-breed approach to include industry-standard tools and our proprietary IP to achieve significant benefits across the testing lifecycle through the Infosys Test Lifecycle Platform, test management and data testing workbenches.

Our engagements span multiple geographies across business lines of our clients. We provide a broad range of services, including independent testing, maintenance testing, package testing for implementations, upgrades and roll outs, functional automation, performance testing, test process maturity assessment, Test Center of Excellence (TCoE) design and implementation, quality assurance transformation, and user acceptance testing. We provide these offerings through a ‘Managed Testing Services’ model, with centers of specialization for test automation, performance testing, data warehouse testing, SOA testing, test data management, infrastructure testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming our clients’ testing organizations, leading to continuous improvements in quality at reduced costs.

Data and Analytics

Our Data and Analytics (DNA) service helps customers realize business value from their data and drive superior business performance through better visibility and decision-making.

We work with customers across the entire lifecycle of their data, right from defining their DNA strategy, to defining and implementing their enterprise information architecture, data acquisition and transformation from disparate data sources, and organizing data to arrive at meaningful conclusions and derive actionable information and insights that are delivered through multiple channels, including self-service options. We also prescribe solutions to their business problems, and predict future outcomes of their business processes through the use of statistical analysis, data mining, mathematical modeling, predictive analysis and data visualization tools, which finally leads to the application of robotics, machine learning and business process automation that relies on continuously accumulated knowledge and data to improve the efficiency of their business process.

We help customers achieve all this using systems that can work with the huge data volumes that come with the increasing speed of business, and enables near real-time insights through high-speed data ingestion and processing capabilities. The ‘Infosys Information Platform’ provides such capabilities with a reduced time-to-market, and significantly lowers the cost envelope for driving insights and predictive and prescriptive analytics.

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

The Practice’s service offerings include:

•	DNA Strategy Consulting: define DNA strategy, roadmap and governance, advice on technology, architecture choices and assist our clients build their data, analytics and business intelligence competency centers.

•	Big Data, Architecture and Technology Consulting: define and implement end-to-end enterprise information architecture, and enable clients to move onto the Infosys Information Platform.

•	Data Integration and Extract, Transform and Load (ETL): provide end-to-end services for building enterprise data warehouses, data marts, and data stores. This includes building best-in-class data models or adopting industry-specific models and building the entire data provisioning layer using ETL tools.

•	Master Data Management (MDM), Data Quality and Governance: define and implement MDM platforms using tools and custom technologies, and industry-specific data quality and governance services.

•	Business Intelligence and Reporting: Our information delivery services include reporting, dashboards and analytics.

•	Mobile, Self-Service and Visualization Technologies: enable end-users with self-service BI, and enable its consumption on mobile platforms. We also build next-generation reporting systems using best-in-class visualization technologies.

•	Enterprise Performance Management: conceptualize and deliver enterprise performance management solutions that help corporations assess and analyze their performance around key KPIs, profitability analysis and the like, as well as applications that deliver capabilities based on financial consolidation and planning.

•	Data Mining and Predictive Analytics: design and develop data mining models, and predictive analytics systems.

Engineering Services

Our Engineering Services unit provides cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product ideation and creation to sustenance and end-of-life management. This Practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the IoT and Software Defined Networking (SDN).

We have over twenty years of delivering excellence to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and business process outsourcing (BPO). Our offerings include:

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

Cloud and Infrastructure Services

Our Cloud and Infrastructure Services aims to be the most innovative service provider in the cloud and infrastructure services space. Our offerings are aimed at helping client organizations simplify and evolve their IT infrastructure for a digital future.

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

Infosys has also made large investments to create comprehensive platforms and solutions aimed at addressing hybrid IT management and the industrialization of services. The platforms include:

•	Infosys Hybrid IT Management Platform: It effectively helps enterprises manage and govern a unified hybrid IT environment. The solution enables the rapid creation, adoption and governance of Cloud services across the ecosystem. The Unified Services Catalog, together with the platform’s smart brokerage capabilities, provides an enterprise-wide, collaborative decision-support mechanism to accelerate the assessment and deployment of best-in-class Cloud infrastructure, platforms and applications.

•	Infosys Automation Suite: Along with Infosys' IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is responsible for incubating new technological capabilities; competencies for emerging technologies, IP/Accelerators that differentiate service offerings and automation platforms. The mandate for iCETS is to keep an eye on emerging horizon and help service lines scale the adoption.

iCETS has developed and deployed platforms for our service lines that include Smart Asset Store, Rapid prototyping Tool for Application Development, data analysis and migration tools that support DNA Oracle and SAP Practices. Platforms for data privacy, data testing and functional testing for IVS and IOT platform for Engineering Service. Infosys Enterprise Gamification Platform, recognized as an industry leading platform, was incubated by iCETS along with location based services and hyper personalized visualization/video.

Our clients are facing a highly connected, competitive and technology-driven business environment. Predicting the next big threat or the next big opportunity is becoming increasingly difficult. Our client’s expect us, as their innovation partners, to help them differentiate themselves with proactive technology guidance and innovation. iCETS brings together the Interdisciplinary learning by working with multiple segments and clients and contextualization of emerging technologies. iCETS strives to fulfill these expectations by playing a catalytic role in the technology led innovation and to provide our clients with first mover advantage in emerging technologies.

3) Products

EdgeVerve Systems Limited, a wholly owned subsidiary of Infosys, develops innovative software products and offers them on premise and on the cloud. Our products help businesses develop deeper connections with stakeholders, power continuous innovation and accelerate growth in the digital world. We power our clients’ growth in rapidly evolving areas like banking, digital marketing, interactive commerce, distributive trade, credit servicing, customer service and enterprise buying.

Today EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing and telecom. Our solutions are available in two broad categories – Edge suite and FinacleTM

Edge suite includes – AssistEdge, CreditFinanceEdge, TradeEdge, and ProcureEdge. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge is an enterprise class customer service product that delivers an integrated, cross-channel experience and reduces service intensity by enhancing operational productivity. CreditFinanceEdge is an integrated credit servicing and asset management platform that manages multiple credit types and asset classes – from on-boarding to resolution to closure. TradeEdge helps global companies, reach billions of new consumers and increase revenues while reducing non-productive inventory.  ProcureEdge helps global enterprises realize rapid and sustainable savings in indirect-spend while providing significant business benefits across the Source-to-Pay (S2P) life cycle.

FinacleTM our universal banking solution suite, is the choice of financial institutions across 92 countries and serves over 839 million customers. FinacleTM solutions address the core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management, Islamic banking, wealth management, and analytics needs of financial institutions. FinacleTM solutions are consistently rated as a leader in the market by top industry analysts and is proven to be the most scalable banking platform globally.

4) Platforms

One important part of our strategy is the creation of “Infosys Platforms” that consist of Infosys Mana, along with its three embedded platform components - Infosys Information Platform (IIP), Infosys Automation Platform (IAP) and the Infosys Knowledge Platform (IKP). Our platforms leverage open source software components, and/or our proprietary software products, all of which can be deployed in the public or private cloud or on the customers' premises.

Infosys Mana – Infosys Mana is our knowledge-based and machine-learning based Artificial Intelligence (AI) offering to enable the re-invention of the business operations, IT operations and engineering operations in an enterprise. Enterprises constantly have a need to re-imagine and re-invent their systems landscapes. However, this is currently very hard due to the high cost of making any changes and the fragmentation of the knowledge about the operations and maintenance of these systems across multiple people, organizations and systems. This then leads to a significant loss in agility to evolve the business processes of the enterprise to match the changing customer expectations. Infosys Mana addresses these challenges using the latest in AI technologies.

IIP - Our IIP helps enterprises embark on their big data journey by providing a compelling price-performance ratio in data processing while also enabling them to take advantage of innovations happening in the open source community. IIP is based on an assembly of tested open source components and offers rapid deployment as a base for a broad variety of industry-specific scenarios. IIP is the big data component of Infosys Mana, and provides the data ingestion, modeling, NLP and machine learning capabilities.

IAP - Our IAP (Infosys Automation Platform), which was built on top of our IIP, enables improved efficiencies in IT operations. IAP helps ensures business outcomes by monitoring and analyzing in near real-time, the health of all layers of IT systems including business processes, applications and infrastructure leveraging stream processing and big data technologies. IAP aim to predict issues using knowledge models, machine learning algorithms and predictive analytics and aims to prevent business disruptions through proactive interventions. IAP automates repetitive tasks in IT operations and leverages advanced capabilities like natural language processing and artificial intelligence to make IT systems self-learning and self-healing. IAP is the automation component of Infosys Mana.

Panaya

Panaya, an Infosys company, is a leader in ERP change analytics and cloud-based enterprise software testing. The Panaya CloudQuality™ Suite disrupts the risk, time and costs required to deliver all types of SAP® and Oracle® EBS changes. Powered by big data analytics and aggregating since 2008, Panaya CloudQuality™ Suite delivers insights that tell organizations what will break, how to fix it and what to test. It is constantly improving and finding smarter ways to perform everything from day-to-day maintenance to major projects.

5) Skava

Skava, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering the most versatile technology platform in the industry. Skava enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

6) Infosys BPO

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

Our revenues for the last three fiscal years by geographic area are as follows:

	Fiscal
	2016	2015	2014
North America	62.7%	61.5%	60.7%
Europe	23.0%	24.1%	24.4%
India	2.6%	2.4%	2.6%
Rest of the World	11.7%	12.0%	12.3%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2016	2015	2014
Financial services (FS)	27.3%	27.0%	27.1%
Manufacturing (MFG)	11.0%	11.6%	11.3%
Energy & utilities, Communication and Services (ECS)	21.7%	22.5%	22.2%
Retail, Consumer packaged goods and Logistics (RCL)	16.4%	16.6%	17.3%
Life Sciences, Healthcare and Insurance (HILIFE)	13.0%	12.6%	12.4%
Hi-Tech	7.9%	7.3%	7.1%
All other Segments	2.7%	2.4%	2.6%
Total	100.0%	100.0%	100.0%

For fiscal 2016, 2015 and 2014 our largest client contributed 3.6%, 3.3% and 3.8%, respectively, of our total revenues.

The volume of work we perform for specific clients varies from year to year based on the nature of the assignments we have with our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. Our revenues experience seasonality across certain quarters based on the billable effort that varies across quarters due to differences in the number of working days for our clients and variation in the amount of client spending across quarters.

SALES AND MARKETING OVERVIEW

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

Infosys branding is designed to position Infosys as the next-generation services company that will help enterprises renew themselves and create new avenues from which to generate value. The Infosys brand is built around the premise that software, in a very fundamental way, is reshaping the world around us. Because of this, there is a duality that every business faces; - on the one hand, the need to renew existing systems and improve their effectiveness with new technologies and innovation, and on the other hand, deliver completely new kinds of services, new solutions in new ways using next-generation technologies.

Our sales organization is aligned by industry segments and we have sales and marketing offices in 43 countries around the world including India. Our blend of geographic reach and industry expertise allow us to deliver global expertise locally and tailored to each of our client's needs.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors arising in new technologies who are focused on agility, flexibility and innovation.

We typically compete with other technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology based solutions to business problems and from firms incumbent in market segments that we have recently entered.

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

As of March 31, 2016, we employed 194,044 employees, of which 182,329 are software professionals, including trainees. During fiscal 2016, we added 17,857 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We, generally, also recruit students from campuses including the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2016, we received 1,115,745 employment applications, interviewed 121,670 applicants and extended offers of employment to 55,056 applicants. These statistics do not include our subsidiaries.

A large part of our focus in fiscal 2015 was on listening to employee feedback to make the right changes. Zero Distance, a movement to bring innovation to every project at Infosys, facilitated by a 5 point framework of innovation was an example of employee engagement built through ground-up involvement in organizational growth and strategy. Through the year, we gathered feedback from employees across all our communication channels and platforms, including our annual employee engagement survey (LITMUS 2016). From LITMUS, we identified a number of tracks to be actionized, and invited employees to be a part of these. We also worked on an exercise to identify influencer groups within the organization, whose networks could be leveraged to spread ideas of innovation and collaboration. To ensure that employees are able to be their productive best, we worked on simplifying internal processes through a collaborative effort with various teams. Rewards and recognition in terms of the annual awards for excellence, quarterly promotions, and unit awards continued.

Education, Training and Assessment

Competency development continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology led training efforts in multiple areas. With over 1,405 videos on various topics and many multimedia artifacts for learning, we now have a rich repository of technology assisted learning.

During fiscal 2016, the total training provided for employees was over 2.12 million person days. Many of our employees also took external certifications creating a large pool of certified people.

We conduct Design Thinking programs to enhance the innovation quotient of our employees. The number of total participants who benefited from the Design Thinking training crossed over 80,000 as of March 31, 2016.

Our industry-academia partnership program, Campus Connect, made progress through the launch of electives to help engineering colleges run new programs within their curricula. During fiscal 2016, we engaged with 1,225 faculty members who in turn trained 40,996 students. With this, the total number of beneficiaries covered has reached 13,111 faculty members and 371,639 students from 317 engineering institutions. Our knowledge management system set a new record by winning the Global Most Admired Knowledge Enterprise (MAKE) award for the 11th time, Asian MAKE Award for the 13th time and the Indian MAKE award for the 11th time.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our company performance.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have 292 patents issued by the United States Patent and Trademark Office, 1 patent issued by Australian Patent Office, 6 patents issued by Intellectual Property Office of Singapore and 3 patents issued by the Luxembourg Patent Office and an aggregate of 424 pending patent applications. We also have 37 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We have benefited from certain tax incentives promulgated by the Government of India, including tax holiday from Indian corporate income tax on the income from the operation of the units registered under the Software Technology Parks Scheme and tax holidays on the income from the operation of our units registered under the Special Economic Zone Act. The tax holiday for all of our STP units expired as of March 31, 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the RBI and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI. The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors consisting of three or more directors, at least one of whom will be an independent director, and have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $33 million was contributed towards corporate social responsibility activities during fiscal 2016.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2016, the majority of our professionals in the United States held either H-1B visas (14,659 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,364 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years. Both are temporary visas, but the company may sponsor employees on either visa for green cards.

U.S. law provides that the annual limit on H-1B visas is 65,000 plus 20,000 additional H-1B visas that are available to those who possess a master's or higher degree from institutions of higher education in the United States. For fiscal 2017, over 236,000 applications were received during the filing period which began on April 1, 2016. The government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access that visa classification.

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

Similar labor market protective immigration reform measures have been introduced in many countries, which include minimum wage floor requirements for certain work permit categories. Many governments have also tightened adjudication standards for labor market tests. These changes could negatively affect our ability to utilize current employees to fulfil existing or new projects and could also result in higher operating expenses.

It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Recently, there has been an increase in the number of visa application rejections. This may affect our ability to get timely visas and staff projects accordingly. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

LEGAL PROCEEDINGS

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

C.	ORGANIZATIONAL STRUCTURE

We hold a majority interest in the following companies:

Infosys BPO. Infosys established Infosys BPO Limited in April 2002, under the laws of India. As of March 31, 2016, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. As of March 31, 2016, Infosys Australia is under liquidation.

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

Infosys Shanghai. In February 2011, we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited, in China.

Infosys Consulting India Limited. Infosys Consulting India Limited (ICIL) was a wholly owned subsidiary of Infosys Consulting Inc. until the termination of Infosys Consulting Inc., effective January 12, 2012. Pursuant to the transfer of assets and liabilities of Infosys Consulting Inc. to Infosys Limited, Infosys Consulting India Limited became a wholly owned subsidiary of Infosys Limited. On February 9, 2012, ICIL filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited. The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of ICIL with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. Accordingly, all the assets and liabilities of ICIL were transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

Infosys Lodestone. In October 2012, Infosys acquired 100% of the voting interests in Infosys Consulting Holding AG (formerly Lodestone Holding AG), a global management consultancy firm headquartered in Zurich, Switzerland.

Infosys Americas. In June 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc.

EdgeVerve. In February 2014, we incorporated a wholly owned subsidiary EdgeVerve Systems Limited to focus on developing and selling products and platforms.

Infosys Nova. In January 2015, we incorporated a wholly owned subsidiary Infosys Nova Holding LLC. During the year ended March 31, 2015, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). As of March 31, 2016, Infosys Nova holds 16% of the equity interests in DWA Nova LLC.

Panaya. In March 2015, we acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management.

Kallidus. In June 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus.

Noah. In November 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry.

See Note 2.18, Related Party transactions under Item 18 of this Annual Report on Form 20-F for a list of all our subsidiaries and associates.

D.	PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters, Infosys City, is located at Electronics City, Bangalore, India. Infosys City consists of approximately 4.6 million square feet of land and 4.4 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 949,000 square feet in Electronics City which accommodate approximately 10,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2016, 2015, and 2014 was $413 million, $367 million, and $451 million, respectively. As of March 31, 2016 we had contractual commitments for capital expenditure of $224 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

We have 85 sales and marketing offices across the world. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below.

Location	Building	Seating capacity	Ownership	Land	Ownership
	Approx. Sq. ft.			Approx. Sq. ft.
Software Development Facilities
Bangalore (Infosys City), Karnataka	–	–	–	23,958	Leased
Bangalore - J.P.Nagar Sarakki, Karnataka	–	–	–	16,553	Owned
Bangalore (Infosys City Main Campus), Karnataka	3,782,492	22,578	Owned	3,505,446	Owned
Bangalore (Infosys City-Phase 2), Karnataka	–	–	–	152,896	Owned
Bangalore SY No 66 (Electronics City Karnataka)	–	–	–	44,083	Owned
Bangalore Plot no 44 (SY No 5,11 15(p) - (Electronics City Karnataka)	–	–	–	217,801	Owned
Bangalore Plot no 20 (SY No 43(p) Electronic City-Phase 2	–	–	–	43,647	Owned
Bangalore (Center Point, Electronics City), Karnataka	158,100	1,175	Leased	–	–
Bangalore Sarjapur & Billapur, Karnataka	–	–	–	14,272,751	Owned
Bangalore (Devanahalli), Karnataka	–	–	–	374,313	Owned
Bangalore (Salarpuria Building, Electronics City) Karnataka	225,245	3,264	Leased	–	–
Bangalore (Tower Office, Banerghatta Road), Karnataka	120,906	1,408	Leased	–	–
Bangalore (JP IT Park Building, Electronics City), Karnataka	170,724	1,654	Leased	–	–
Bangalore - Building next to Gate 2 (Opp. Siemens), Karnataka	399,080	2,081	Owned	90,170	Owned
Bangalore - EC 53 Building (Electronics City Karnataka)	220,334	2,089	Owned	131,552	Owned
Bangalore - Opp to EC 53 Building (Electronics City Karnataka)	–	–	–	437,344	Owned
Bangalore – Goldhill building on rent Phase-2 (Electronics City Karnataka)	394,500	3,930	Leased	–	–
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	3,974	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	325,689	2,194	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,079	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	3,490	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,637,108	20,168	Owned	5,617,084	Leased
Chennai Kothari Rd Nungambakkam Tamil Nadu	–	–	–	16,610	Owned
Chennai - BPO Offices	131,128	1,612	Leased	–	–
Hyderabad (Manikonda Village), Andhra Pradesh	1,873,209	10,266	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	3,051,680	15,719	Owned	19,615,145	Owned
Mangalore (Kottara), Karnataka	204,000	1,268	Owned	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,741,636	5,604	Owned	15,156,794	Leased
Mangalore (Kairangala Village), Karnataka	–	–	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	11,564,877	15,576	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	–	–	2,047,346	Leased
Mysore – Hebbal Village Karnataka	–	–	–	10,803	Owned
Mysore – Hebbal Village Karnataka	–	–	–	460,083	Owned
Pune (Hinjewadi), Maharashtra	589,647	3,771	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,084	Owned	4,987,787	Leased
Thiruvananthapuram, Attipura Village, Kerala	1,989,655	7,070	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, Kerala	–	–	–	2,171,039	Leased
Jaipur (M-City), Rajasthan	778,245	6,908	Owned	–	–
Jaipur (Mahindra World City), Rajasthan	–	–	–	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	–	–	–	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	–	–	–	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	–	–	–	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	–	–	–	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	–	–	–	2,178,009	Leased
New Delhi Vasanth Vihar	–	–	–	9,360	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)(2)	–	–	–	657,403	Leased
Shanghai, China	254,278	2,021	Leased	–	–
Hangzhou, China	186,814	2,149	Leased	–	–
Manila, Philippines	149,974	2,365	Leased	–	–
Lodz, Poland	224,643	2,597	Leased	–	–

(1)	The nature of the ownership is that of a land use right.

(2)	We are in the process of establishing a new software development facility center in China. The facility center will have an area of approximately 1,050,000 square feet with a seating capacity of around 4,500 to focus on Chinese and global markets. The project would require an estimated cost of approximately $170 million. We expect to complete the construction of this software development center in the fiscal year ending March 31, 2017.

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

Our research and development expenses for fiscal 2016, 2015 and 2014 were $108 million, $110 million and $147 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Infosys is a leading provider of consulting, technology, outsourcing solutions and next-generation services.

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

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and Rest of the World. We serve clients in financial services; manufacturing; energy, communications, utilities and services; retail, consumer packaged goods and logistics; life sciences, healthcare, insurance and Hi-Tech.

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

We incorporated a wholly owned subsidiary, Infosys Americas Inc., on June 25, 2013.

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. We have undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities between entities under common control is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We have undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities between entities under common control was accounted for at carrying values and did not have an impact on the consolidated financial statements.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. During fiscal 2015, the Company acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

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

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., U.S (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. Infosys expects to help its clients bring new digital experience to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million. The payment of the contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a leading provider of advanced information management consulting services for oil and gas industry. The acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ending December 31, 2016. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ending December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

We allotted 574,236,166 fully paid up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. The record date fixed by our Board was December 3, 2014. A bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

We have allotted 1,148,472,332 fully paid-up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by our shareholders through postal ballot. We allotted bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, to holders of our securities as of the record date of June 17, 2015. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

11,323,576 and 5,667,200 shares were held by controlled trust, as of March 31, 2016 and March 31, 2015, respectively.

Effective fiscal 2014, the board decided to increase the dividend pay-out ratio of the company from up to 30% of post-tax consolidated profits to up to 40% of post-tax consolidated profits. In its meeting on April 24, 2015, the Board decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

At our Annual General Meeting held on June 22, 2015, our shareholders approved a final dividend of 29.50 per equity share (approximately $0.47 per equity share) (not adjusted for the June 17, 2015 bonus issue) which in the aggregate resulted in a cash outflow of $636 million (excluding dividend paid on treasury shares), including of corporate dividend tax.

On October 12, 2015, our Board declared an interim dividend of 10.00 ($0.15 per equity share) which resulted in a cash outflow of $423 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

Our Board, in its meeting on April 15, 2016, proposed a final dividend of 14.25 per equity share (approximately $0.22 per equity share). The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting to be held on June 18, 2016, and if approved, would result in a cash outflow of approximately $592 million (excluding dividend paid on treasury shares), including corporate dividend tax.

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot the Board has been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock incentive compensation plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares. 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. For additional information of the Company’s stock incentive compensation plans, see Note 2.15 Employees’ Stock Options Plans under Item 18 of this Annual Report.

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2012 to fiscal 2016:

(Dollars in millions except per share and employee data)

	Fiscal 2016	Fiscal 2012	Compounded annual growth rate
Revenues	9,501	6,994	8.0%
Net profit	2,052	1,716	4.6%
Earnings per equity share (Basic)*	0.90	0.75	4.6%
Earnings per equity share (Diluted)*	0.90	0.75	4.6%
Number of employees at the end of the fiscal year	194,044	149,994	6.6%

* Adjusted for bonus shares

Our revenue growth was attributable to a number of factors, including an increase in the volume and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 325 new customers (gross) during fiscal 2016 as compared to 221 new customers (gross) during fiscal 2015 and 238 new customers (gross) during fiscal 2014. For fiscal 2016, 2015 and 2014, 97.1%, 97.8% and 97.7%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Revenues	100.0%	100.0%	100.0%
Cost of sales	62.6%	61.7%	64.2%
Gross profit	37.4%	38.3%	35.8%
Operating expenses:
Selling and marketing expenses	5.5%	5.5%	5.2%
Administrative expenses	6.9%	6.9%	6.6%
Total operating expenses	12.4%	12.4%	11.8%
Operating profit	25.0%	25.9%	24.0%
Other income, net	5.0%	6.4%	5.3%
Share in associate's profit / (loss)	–	–	–
Profit before income taxes	30.0%	32.3%	29.3%
Income tax expense	8.4%	9.2%	8.1%
Net profit	21.6%	23.1%	21.2%

Results for Fiscal 2016 compared to Fiscal 2015

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

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

The following table sets forth the growth in our revenues in fiscal 2016 from fiscal 2015:

 (Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Revenues	9,501	8,711	790	9.1%

The increase in revenues was primarily attributable to an increase in volumes in our segments.

During fiscal 2016, we reorganized some of our segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed separately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS (See Note 2.19, Segment reporting, of Item 18 of this Annual report on Form 20-F for additional information). Accordingly, the prior period comparatives have been restated.

The following table sets forth our revenues by business segments for fiscal 2016 and fiscal 2015:

Business Segments	Percentage of Revenues
	Fiscal 2016	Fiscal 2015
Financial Services (FS)	27.3%	27.0%
Manufacturing (MFG)	11.0%	11.6%
Energy & utilities, Communication and Services (ECS)	21.7%	22.5%
Retail, Consumer packaged goods and Logistics (RCL)	16.4%	16.6%
Life Sciences, Healthcare and Insurance (HILIFE)	13.0%	12.6%
Hi-Tech	7.9%	7.3%
All other Segments	2.7%	2.4%

There were significant currency movements during fiscal 2016 as compared to fiscal 2015, the U.S. dollar appreciated by 6.2% against the United Kingdom Pound Sterling, 12.7% against the Euro and 16.1% against the Australian Dollar.

Had the average exchange rate between various currencies and the U.S. dollar remained constant, during fiscal 2016 in comparison to fiscal 2015, our revenues in constant currency terms for fiscal 2016 would have been higher by $366 million at $9,867 million as against our reported revenues of $9,501 million, resulting in a growth of 13.3% as against a reported growth of 9.1%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2016 and fiscal 2015 (see Note 2.19.1, Business Segments under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Fiscal 2016	Fiscal 2015
Financial services (FS)	28.4%	29.6%
Manufacturing (MFG)	22.6%	22.8%
Energy & utilities, Communication and Services (ECS)	29.6%	30.0%
Retail, Consumer packaged goods and Logistics (RCL)	27.8%	30.2%
Life Sciences, Healthcare and Insurance (HILIFE)	28.0%	28.1%
Hi-Tech	26.5%	26.7%
All other Segments	15.4%	1.2%

Overall segment profitability has marginally declined primarily on account of increase in cost of efforts (comprising of employee cost and cost of technical subcontractors), reduction in offshore mix, reduced realized revenue per employee, impact of cross currency partially offset by gains on account of depreciation of the Indian Rupee against US Dollar and increase in utilization. RCL profitability has decreased on account of higher cost of technical sub-contractors.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location for fiscal 2016 and fiscal 2015:

	Percentage of revenues
	Fiscal 2016	Fiscal 2015
Onsite	53.2%	51.2%
Offshore	46.8%	48.8%

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

The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2016 and fiscal 2015:

	Fiscal 2016	Fiscal 2015
Onsite	24.7%	24.1%
Offshore	75.3%	75.9%

Revenues from services represented 96.9% of total revenues for fiscal 2016 as compared to 96.8% for fiscal 2015. We also generate revenue from software application products, including banking software. Sales of our software products represented 3.1% of our total revenues for fiscal 2016 as compared to 3.2% for fiscal 2015.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2016 and fiscal 2015:

	Percentage of total services revenues
	Fiscal 2016	Fiscal 2015
Fixed-price, fixed-timeframe contracts	44.0%	42.1%
Time-and-materials contracts	56.0%	57.9%

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2016	Fiscal 2015
Including trainees	75.0%	74.6%
Excluding trainees	80.6%	80.9%

The following table sets forth our revenues by geographic segments for fiscal 2016 and fiscal 2015:

Geographic Segments	Percentage of revenues
	Fiscal 2016	Fiscal 2015
North America	62.7%	61.5%
Europe	23.0%	24.1%
India	2.6%	2.4%
Rest of the World	11.7%	12.0%

The decline in percentage of revenues in Europe and Rest of the World was primarily due to depreciation in the respective currencies in those regions against US Dollar.

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2016 and fiscal 2015 (see Note 2.19.2, Geographic Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

Geographic Segments	Fiscal 2016	Fiscal 2015
North America	26.2%	27.9%
Europe	27.1%	26.8%
India	35.1%	24.1%
Rest of the World	32.3%	31.0%

Overall segment profitability has marginally declined primarily on account of increase in cost of efforts (comprising of employee cost and cost of technical subcontractors), reduction in offshore mix, reduced realized revenue per employee, impact of cross currency partially offset by gains on account of depreciation of the Indian Rupee against US Dollar and increase in utilization. North America profitability has decreased on account of higher cost of technical sub-contractors.

During fiscal 2016, the total billed person-months for our IT services professionals grew by 14.5% compared to fiscal 2015. The onsite and offshore billed person-months for our IT services professionals grew by 16.8% and 13.6%, respectively during fiscal 2016. During fiscal 2016, there was a 7.2% decrease in offshore revenue productivity, and a 4.0% decrease in the onsite revenue productivity of our IT services professionals when compared to fiscal 2015. On a blended basis, the revenue productivity decreased by 4.7% during fiscal 2016 when compared to fiscal 2015.

Cost of sales

The following table sets forth our cost of sales for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Cost of sales	5,950	5,374	576	10.7%
As a percentage of revenue	62.6%	61.7%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	4,627	4,299	328
Deferred purchase price pertaining to acquisition (Refer to note 2.3 of Item 18)	23	41	(18)
Depreciation and amortization	222	175	47
Travelling costs	250	219	31
Cost of technical sub-contractors	537	354	183
Cost of Software packages for own use	111	139	(28)
Third party items bought for service delivery to clients	81	31	50
Operating lease payments	37	35	2
Communication costs	27	34	(7)
Provision for post-sales client support	1	6	(5)
Repairs and maintenance	28	27	1
Other expenses	6	14	(8)
Total	5,950	5,374	576

The increase in cost of sales during fiscal 2016 from fiscal 2015 was primarily due to increase in cost of efforts (comprising of employees cost and cost of technical subcontractors). The cost of efforts have increased as a percentage of revenue from 53.4% in fiscal 2015 to 54.4% in fiscal 2016. The increase in cost of efforts is due an increased engagement of technical sub-contractors to meet certain skill requirements in complex projects which has been partially offset by a decrease in employee cost as a percentage of revenue. For fiscal 2016 and 2015, 9.0% and 6.6%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We hire subcontractors from time to time for client requirements and we generally do not perform subcontracted work for other technology service providers. The increase in employee cost during fiscal 2016 from fiscal 2015 is on account of increased compensation in last 12 months, promotions and increase in the number of employees partially offset by role mix change and currency impact.

Gross profit

The following table sets forth our gross profit for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Gross profit	3,551	3,337	214	6.4%
As a percentage of revenue	37.4%	38.3%

The decrease in gross profit as a percentage of revenue during fiscal 2016 from fiscal 2015 was attributable to an increase in cost of sales as a percentage of revenue during the same period as explained above.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Selling and marketing expenses	522	480	42	8.7%
As a percentage of revenue	5.5%	5.5%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	403	389	14
Travelling costs	54	43	11
Branding and marketing	44	26	18
Operating lease payments	7	6	1
Consultancy and professional charges	7	3	4
Communication costs	3	4	(1)
Other expenses	4	9	(5)
Total	522	480	42

The increase in selling and marketing expenses during fiscal 2016 from fiscal 2015 was attributable primarily on account of branding and marketing activities undertaken by the company and increase in travelling cost on account of an overall increase in business. The employee benefit costs as a percentage of revenue has not changed significantly in fiscal 2016 as compared to fiscal 2015.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Administrative expenses	654	599	55	9.2%
As a percentage of revenue	6.9%	6.9%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	206	174	32
Consultancy and professional charges	107	65	42
Repairs and maintenance	131	97	34
Power and fuel	33	36	(3)
Communication costs	38	44	(6)
Travelling costs	41	35	6
Rates and taxes	17	21	(4)
Operating lease payments	11	9	2
Insurance charges	9	9	–
Provisions for doubtful trade receivables	(7)	29	(36)
Contribution towards Corporate Social Responsibility (CSR)	33	42	(9)
Other expenses	35	38	(3)
Total	654	599	55

The increase in administrative expenses for fiscal 2016 from fiscal 2015 was primarily due to increase in consultancy and professional charges, repairs and maintenance, partially offset by a decrease in provision for doubtful trade receivables. The increase in consultancy and professional charges was due to additional costs arising out of acquisitions, increased recruitment and training initiatives and increase in other professional fees. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The decrease in Provision for Bad and Doubtful trade receivables was primarily due to collection of receivables which were earlier provided for. The employee benefit costs as a percentage of revenue has not changed significantly in fiscal 2016 as compared to fiscal 2015.

Operating profit

The following table sets forth our operating profit for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Operating profit	2,375	2,258	117	5.2%
As a percentage of revenue	25.0%	25.9%

The decrease in operating profit as a percentage of revenue for fiscal 2016 from fiscal 2015 was attributable to a decrease of 0.9% in gross profit as a percentage of revenue during the same period.

Other income

The following table sets forth our other income for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Other income, net	476	560	(84)	(15.0%)

Other income for fiscal 2016 primarily includes interest income on deposits and certificates of deposit of $385 million, income from available-for-sale financial assets of $27 million, and a foreign exchange gain of $4 million on forward and options contracts and foreign exchange gain of $21 million on translation of other assets and liabilities. The interest income for fiscal 2016 has declined as compared to fiscal 2015 primarily due to the softening interest rate environment in India.

Other income for fiscal 2015 primarily includes interest income on deposits and certificates of deposit of $430 million, income from available-for-sale financial assets of $43 million, and a foreign exchange gain of $85 million on forward and option contracts, partially offset by a foreign exchange loss of $7 million on translation of other assets and liabilities.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava Systems Pvt. Ltd. is the Indian rupee. The functional currencies for all of the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate comparability. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC account with an authorized dealer in India, subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

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

The following table sets forth the currencies in which our revenues for fiscal 2016 and fiscal 2015 were denominated:

Currency	Percentage of Revenues
	Fiscal 2016	Fiscal 2015
U.S. dollar	69.9%	68.9%
United Kingdom Pound Sterling	6.6%	5.9%
Euro	9.3%	10.2%
Australian dollar	6.9%	7.6%
Others	7.3%	7.4%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2016 and fiscal 2015:

	Fiscal 2016()	Fiscal 2015()	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
U.S. dollar	65.69	61.18	(7.4%)
United Kingdom Pound Sterling	98.88	98.37	(0.5%)
Euro	72.51	77.06	5.9%
Australian dollar	48.27	53.11	9.1%

	Fiscal 2016()	Fiscal 2015()
Exchange rate at the beginning of the period: (a)
U.S. dollar	62.50	59.92
United Kingdom Pound Sterling	92.47	99.77
Euro	67.19	82.69
Australian dollar	47.54	55.30
Exchange rate at the end of the period: (b)
U.S. dollar	66.26	62.50
United Kingdom Pound Sterling	95.47	92.47
Euro	75.40	67.19
Australian dollar	50.98	47.54
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(6.0)%	(4.3)%
United Kingdom Pound Sterling	(3.2)%	7.3%
Euro	(12.2)%	18.7%
Australian dollar	(7.2)%	14.0%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2016 and fiscal 2015:

	Fiscal 2016 ($)	Fiscal 2015 ($)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.51	1.61	6.2%
Euro	1.10	1.26	12.7%
Australian dollar	0.73	0.87	16.1%

	Fiscal 2016 ($)	Fiscal 2015 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.48	1.67
Euro	1.08	1.38
Australian dollars	0.76	0.92
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.44	1.48
Euro	1.14	1.08
Australian dollar	0.77	0.76
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	2.7%	11.4%
Euro	(5.6)%	21.7%
Australian dollar	(1.3)%	17.4%

For fiscal 2016 and fiscal 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.50% and 0.52%, respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Company and Our Industry - Currency fluctuations may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a gain of $4 million and $85 million for fiscal 2016 and fiscal 2015, respectively, on account of foreign exchange forward and option contracts and foreign exchange gain of $21 million and foreign exchange loss of $7 million on translation of other assets and liabilities for fiscal 2016 and fiscal 2015, respectively. Our accounting policy requires us to mark to market and recognize the effect in statement of comprehensive income immediately of any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report on Form 20-F are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (STP) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all of our STP units are now taxable. SEZ units that began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $268 million and $273 million for fiscal 2016 and 2015, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2016 and 2015 was $0.12 each. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue, wherever applicable (See Note 2.12, Equity, under Item 18 of this Annual Report on Form 20-F for additional information). See Note 2.16, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2016 and fiscal 2015:

  (Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Income tax expense	799	805	(6)	(0.8%)
Effective tax rate	28.0%	28.6%

Our effective tax rate for the fiscal 2016 was 28.0% compared to 28.6% for fiscal 2015. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units and other tax deductions. The decrease in the effective tax rate to 28.0% for the fiscal 2016 compared to fiscal 2015, was mainly due to a decrease in overseas taxes, increase in tax reversals (net) partially offset by decrease in benefits from SEZ units as a percentage of profit before income taxes and increase in tax rates. The tax reversals (net) comprise of reversal of provisions of $51 million made in earlier periods which is partially offset by an additional tax provision of $4 million pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. (See Note 2.16, Income Taxes, under Item 18 of this Annual report on Form 20-F for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Net profit

The following table sets forth our net profit for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Net profit	2,052	2,013	39	1.9%
As a percentage of revenues	21.6%	23.1%

The decrease in net profit as a percentage of revenues for fiscal 2016 as compared to fiscal 2015 was primarily attributable to a 0.9% decrease in operating profit as a percentage of revenue and decrease in other income partially offset by a decrease in effective tax rate, as explained above.

Results for Fiscal 2015 compared to Fiscal 2014

Revenues

Our revenues are generated principally from services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

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

The increase in revenues was attributable to an increase in volumes in our segments.

During fiscal 2016, we reorganized some of our segments to further sharpen focus on industry segments and increase management oversight. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed separately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Accordingly, the numbers for fiscal 2015 and fiscal 2014 have been restated. (See Note 2.19, Segment reporting, of Item 18 of this Annual report on Form 20-F for additional information).

The following table sets forth our revenues by business segments for fiscal 2015 and fiscal 2014:

Business Segments	Percentage of Revenues
	Fiscal 2015	Fiscal 2014
Financial Services (FS)	27.0%	27.1%
Manufacturing (MFG)	11.6%	11.3%
Energy & utilities, Communication and Services (ECS)	22.5%	22.2%
Retail, Consumer packaged goods and Logistics (RCL)	16.6%	17.3%
Life Sciences, Healthcare and Insurance (HILIFE)	12.6%	12.4%
Hi-Tech	7.3%	7.1%
All other Segments	2.4%	2.6%

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

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2015 and fiscal 2014 (see Note 2.19.1, Business Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Fiscal 2015	Fiscal 2014
Financial services (FS)	29.6%	28.9%
Manufacturing (MFG)	22.8%	20.5%
Energy & utilities, Communication and Services (ECS)	30.0%	29.1%
Retail, Consumer packaged goods and Logistics (RCL)	30.2%	26.8%
Life Sciences, Healthcare and Insurance (HILIFE)	28.1%	27.1%
Hi-Tech	26.7%	26.2%
All other Segments	1.2%	9.9%

Profitability across most of the segments has improved primarily on account of improved utilization and improved offshore mix which was partially offset by the investments in business through compensation increases given to employees during the last 12 months, promotions, increase in variable payout and adverse cross currency movement. Consequent to the requirements of the Indian Companies Act, 2013, $42 million was contributed towards Corporate Social Responsibility (CSR) activities during the fiscal 2015. The segment profitability for fiscal 2014 included a provision of $35 million towards visa related matters. RCL profitability has increased on account of higher offshore mix and utilization rates.

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

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2015 and fiscal 2014 (see Note 2.19.2, Geographical Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

Geographic Segments	Fiscal 2015	Fiscal 2014
North America	27.9%	26.0%
Europe	26.8%	25.4%
India	24.1%	27.3%
Rest of the World	31.0%	32.7%

Profitability across most of the segments has improved primarily on account of improved utilization and improved offshore mix which was partially offset by the investments in business through compensation increases given to employees during the last 12 months, promotions, increases in variable payout and adverse cross currency movement. Consequent to the requirements of the Indian Companies Act, 2013, $42 million was contributed towards CSR activities during the fiscal 2015. The profitability in Europe and Rest of the World has been impacted by adverse cross currency movement. However in Europe, the impact of the same has been partially offset by improved margins of Infosys Lodestone. The segment profitability of North America for the fiscal 2014 included a provision of $35 million towards visa related matters.

During fiscal 2015, the total billed person-months for our IT services professionals grew by 9.3% compared to fiscal 2014. The onsite and offshore billed person-months for our IT services professionals grew by 2.9% and 12.1%, respectively during fiscal 2015. During fiscal 2015, there was a 2.7% decrease in offshore revenue productivity, and a 1.1% increase in the onsite revenue productivity of our IT services professional when compared to fiscal 2014. On a blended basis, the revenue productivity decreased by 2.8% during fiscal 2015 when compared to fiscal 2014.

Cost of sales

The following table sets forth our cost of sales for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Cost of sales	5,374	5,292	82	1.5%
As a percentage of revenue	61.7%	64.2%

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change
Employee benefit costs	4,299	4,222	77
Deferred purchase price pertaining to acquisition (Refer to note 2.3 under Item 18)	41	31	10
Depreciation and amortization	175	226	(51)
Travelling costs	219	225	(6)
Cost of technical sub-contractors	354	322	32
Cost of Software packages for own use	139	128	11
Third party items bought for service delivery to clients	31	32	(1)
Operating lease payments	35	35	–
Communication costs	34	26	8
Provision for post-sales client support	6	8	(2)
Repairs and maintenance	27	18	9
Other expenses	14	19	(5)
Total	5,374	5,292	82

The increase in cost of sales during fiscal 2015 from fiscal 2014 was attributable primarily to an increase in our employee benefit costs and cost of technical sub-contractors partially offset by decrease in depreciation. The increase in employee benefit costs during the fiscal 2015 from fiscal 2014 was primarily due to compensation increases given to employees during the last 12 months, promotions, higher variable payout and an increase in the number of employees partially offset by reduction in onsite mix, role mix change and cross currency impact. The decrease in depreciation is primarily on account of changes in the estimated useful life of buildings and computer equipment. During the three months ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computer equipment with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates. Had the group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the fiscal 2015 would have been higher by $72 million for assets held at April 1, 2014 (see note 2.5 in Item 18 of this Annual Report on Form 20-F for additional information).

We hire subcontractors on a limited basis from time to time for client requirements and we generally do not perform subcontracted work for other technology service providers. For fiscal 2015 and 2014, 6.6% and 6.1% respectively, of our cost of sales was attributable to cost of technical subcontractors.

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

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2015 and fiscal 2014:

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change	Percentage Change
Administrative expenses	599	547	52	9.5%
As a percentage of revenue	6.9%	6.6%

(Dollars in millions)

	Fiscal 2015	Fiscal 2014	Change
Employee benefit costs	174	168	6
Consultancy and professional charges	65	80	(15)
Repairs and maintenance	97	77	20
Power and fuel	36	36	–
Communication costs	44	42	2
Travelling costs	35	23	12
Rates and taxes	21	17	4
Operating lease payments	9	11	(2)
Insurance charges	9	9	–
Provisions for doubtful trade receivables	29	23	6
Contribution towards Corporate Social Responsibility (CSR)	42	–	42
Other expenses (Refer note 2.20)	38	61	(23)
Total	599	547	52

The increase in administrative expenses for fiscal 2015 from fiscal 2014 was primarily due to increase in repairs and maintenance, contribution towards CSR, partially offset by a decrease in consultancy and professional charges and other expenses. The increase in the employee benefit costs was on account of compensation increase during the last 12 months, promotions and increase in variable payout offset by reduction in person months and cross currency impact. Consequent to the requirements of the Indian Companies Act, 2013, a CSR committee has been formed by the company to formulate and monitor the CSR policy of the company and $42 million was contributed towards CSR activities during fiscal 2015. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities. Other expenses for fiscal 2014 include a charge of $35 million towards visa related matters (See note 2.20 under Item 18 of this Annual Report on Form 20-F for additional information).

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

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO, EdgeVerve and controlled trusts is the Indian rupee. The functional currencies for all of the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate comparability. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 18 of this Annual Report on Form 20-F are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (‘STP’) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all of our STP units are now taxable. SEZ units which began provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50 percent of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the  provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $273 million and $273 million for fiscal 2015 and 2014, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2015 and 2014 was $0.12 each and $0.12 each, respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue (See Note 2.12, Equity, Item 18 under this Annual Report on Form 20-F for additional information). See Note 2.16, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

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

Sensitivity analysis for significant defined benefit plans for Fiscal 2016 over Fiscal 2015

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2016 and March 31, 2015:

 (Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Benefit obligation at the end	142	131
Fair Value of plan assets at the end	143	134
Funded Status	1	3

See Note 2.11.1, Gratuity, under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

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

As of March 31, 2016, 2015 and 2014, we had $5,804 million, $5,731 million and $5,656 million in working capital, respectively. The working capital as of March 31, 2016 includes $4,935 million in cash and cash equivalents and $11 million in available-for-sale financial assets. The working capital as of March 31, 2015 includes $4,859 million in cash and cash equivalents, $140 million in available-for-sale financial assets. The working capital as of March 31, 2014 includes $4,331 million in cash and cash equivalents, $367 million in available-for-sale financial assets and $143 million in investments in certificates of deposit. We have no outstanding bank borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $74 million, $58 million and $53 million as of March 31, 2016, 2015 and 2014, respectively. These restrictions are primarily on account of balances held in unpaid dividend bank accounts, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. Our investments in available for sale financial assets comprising mutual fund units and quoted debt securities represent funds deposited at a bank or other eligible financial institution for a specified time period and are also high credit-rated by domestic credit rating agencies.

The following table sets forth our cash flows for fiscal 2016, 2015 and 2014:

 (Dollars in millions)

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Net cash provided by operating activities	1,862	1,756	2,003
Net cash (used) in investing activities	(474)	(205)	(823)
Net cash (used) in financing activities	(1,059)	(815)	(519)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred purchase price, income taxes, income on available-for-sale financial assets and certificates of deposit, provisions for doubtful trade receivable and changes in working capital.

Trade receivables included under changes in working capital increased by $225 million, $240 million and $232 million during fiscal 2016, 2015 and 2014, respectively. Trade receivables as a percentage of last 12 months revenues were 18.0%, 17.8% and 16.9% as of March 31, 2016, 2015 and 2014, respectively. Day’s sales outstanding on the basis of last 12 months revenues were 66 days, 65 days and 62 days as of March 31, 2016, 2015 and 2014, respectively.

Prepayments and other assets have increased primarily on account of increase in withholding taxes, deferred contract cost, interest accrued, prepaid expenses and loans advanced to employees. The interest accrued has increased on account of increase in the proportion of cumulative fixed deposits. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Increase in other liabilities and provisions is primarily on account of increases in withholding taxes payable, accrued expenses, contingent consideration and accrued compensation to employees partially offset by a decrease in liability towards acquisition of business comprising of deferred consideration towards post acquisition employee remuneration which was settled during the year

Unearned revenues has increased primarily on account of advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Unbilled revenues has increased primarily on account of increase in costs and earnings in excess of billings.

In fiscal 2016, income tax of $138 million was paid consequent to demand from tax authorities in India for fiscal 2011 and in fiscal 2015, income tax of $286 million was paid consequent to demand from tax authorities in India for fiscal 2010. Both these demands were towards denial of certain tax benefits. We have filed an appeal with the Income Tax Appellate Authorities (see note 2.16, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2016, we expect to contribute $15 million to gratuity trusts during fiscal 2017 (see note 2.11.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities relating to our business acquisitions for fiscal 2016, 2015 and 2014 was $117 million, $206 million and nil, respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2016, 2015 and 2014 was $413 million, $367 million and $451 million, respectively for our software Development Centers. During fiscal 2016, we invested $3,676 million in liquid mutual funds, $22 million in deposits with corporations, $12 million in preference securities, $3 million in other available for sale financial assets, $46 million in quoted debt securities and redeemed liquid mutual funds of $3,795 million and $5 million of fixed maturity plan securities. The redemption of liquid mutual funds was to lock-in interest rates on account of softening interest rates in India. During fiscal 2015, we invested $3,901 million in liquid mutual funds, $22 million in deposits with corporations, $5 million in fixed maturity plan securities and redeemed liquid mutual funds of $4,098 million, $25 million on fixed maturity plan securities and $135 million in certificates of deposit. During fiscal 2014, we invested $3,731 million in liquid mutual fund units, $154 million in quoted debt securities, $37 million in deposits with corporations, $24 million in fixed maturity plan securities, $210 million in certificate of deposits and redeemed liquid mutual funds of $3,681 million and $74 million of certificates of deposit. The proceeds realized from the redemption of available-for-sale financial assets were used in our business activities.

On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $219 million and additional consideration of up to $112 million, which we refer to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition. In fiscal 2016, the liability towards post acquisition employee remuneration expense was settled.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $225 million.

During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. U.S (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $91 million and a contingent consideration of up to $20 million. The payment of the contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a leading provider of advanced information management consulting services for oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ending December 31, 2016. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ending December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

We have an innovation fund with an outlay of $500 million to support the creation of a global eco-system of strategic partners.

We provide personal loans and salary advances to employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 10%. Loans and advances aggregating $50 million, $40 million and $41 million were outstanding as of March 31, 2016, 2015 and 2014, respectively.

The timing of required repayments / recovery of employee loans and advances outstanding as of March 31, 2016 are as detailed below:

(Dollars in millions)

12 months ending March 31,	Repayment
2017	46
2018	4
50

Net cash used in financing activities for fiscal 2016 was $1,059 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2015 was $815 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2014 was $519 million towards dividend payments including corporate dividend tax.

Our Board increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015. Our Board, in its meeting on April 15, 2016, proposed a final dividend of 14.25 per equity share (approximately $0.22 per equity share). The proposal is subject to the approval of shareholders at our Annual General Meeting to be held on June 18, 2016, and if approved, would result in a cash outflow of approximately $592 million (excluding dividend paid on treasury shares), inclusive of corporate dividend tax.

As of March 31, 2016, we had contractual commitments for capital expenditure of $224 million, as compared to $252 million and $227 million of contractual commitments as of March 31, 2015 and 2014, respectively. These commitments include $181 million in commitments for domestic purchases as of March 31, 2016, as compared to $182 million and $129 million as of March 31, 2015 and 2014, respectively, and $43 million in overseas commitments for hardware, supplies and services to support our operations generally as of March 31, 2016, as compared to $70 million and $98 million as of March 31, 2015 and 2014, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2016 to be significantly completed in a year.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2016 and March 31, 2015.

We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business, rental deposits and security deposits with service providers. Consequently, the period of maturity could not be estimated. (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2016 and March 31, 2015.
3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.	Refer to Section “Liquidity Risk” under Note 2.7 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2016 and March 31, 2015.
4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 18 of this Annual Report; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2016 and March 31, 2015.
5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.7, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

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

Components of Market Risk

(1)	Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2016, 2015 and 2014, U.S. dollar denominated revenues represented 69.9%, 68.9% and 68.8% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.6%, 5.9% and 5.9% of total revenues, revenues denominated in the Euro represented 9.3%, 10.2% and 10.3% of total revenues while revenues denominated in the Australian dollar represented 6.9%, 7.6% and 7.9% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank.

As of March 31, 2016, we had outstanding forward contracts of $510 million, Euro 100 million, United Kingdom Pound Sterling 65 million, Australian dollar 55 million, and Swiss Franc 25 million and outstanding options contract of $125 million. As of March 31, 2015, we had outstanding forward contracts of $716 million, Euro 67 million, United Kingdom Pound Sterling 73 million, Australian dollar 98 million, Canadian dollar 12 million and Singapore dollar 25 million. As of March 31, 2014, we had outstanding forward contracts of $751 million, Euro 64 million, United Kingdom Pound Sterling 77 million and Australian dollar 75 million and option contracts of $20 million. The forward and option contracts typically mature within 12 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

(2)	Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further, it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We have elected to early adopt the standard effective April 1, 2016 and the impact on the consolidated financial statements is not material.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017

We are evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. We continue to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

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

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

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

In arrangements for software development and related services and maintenance services, we have applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, we have measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

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

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts in the period in which the change occurs. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

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

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

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

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2016.

(Dollars in millions)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	255	56	82	50	67
Purchase obligations	411	379	26	5	1
Unrecognized tax benefits	443	–	–	–	–
Post-retirement benefits obligations	257	22	46	52	137

We have various operating leases, mainly for office buildings, that are renewable on a periodic basis. A majority of our operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises.

Purchase obligation means an agreement to purchase goods or services that are enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include capital commitments  .

Unrecognized tax benefits relate to liability towards uncertain tax positions taken in major tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable.

Post-retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

Dr. Vishal Sikka(1)	48	Chief Executive Officer and Managing Director
U. B. Pravin Rao	54	Chief Operating Officer and Whole-time Director
M. D. Ranganath (2)	54	Chief Financial Officer and Executive Vice President
David D. Kennedy	54	Executive Vice President, General Counsel and Chief Compliance Officer
Kiran Mazumdar-Shaw	63	Independent Director
Ravi Venkatesan	53	Independent Director
Prof. Jeffrey S. Lehman(3)	59	Independent Director
R. Seshasayee	67	Non-Executive Chairman and Independent Director
Prof. John W. Etchemendy	63	Independent Director
Roopa Kudva	52	Independent Director
Dr. Punita Kumar-Sinha(4)	53	Independent Director

(1)	Appointed as Chief Executive Officer and Managing Director with effect from June 14, 2014. Reappointment approved by the shareholders by way of postal ballot on March 31, 2016, effective from April 1, 2016.
(2)	Appointed as Chief Financial Officer effective October 12, 2015.
(3)	Appointed as member of the Board with effect from April 14, 2006. Reappointment approved by the shareholders by way of postal ballot on March 31, 2016, effective April 14, 2016.
(4)	Appointed as a Member of the Board with effect from January 14, 2016. Appointment confirmed by the shareholders by way of postal ballot on March 31, 2016.

The following are the details of membership and chairmanship in Board committees :

Committees of the Board of Directors as on March 31, 2016
Name	Board	Audit Committee	Risk and Strategy Committee	Nomination and Remuneration Committee	Stakeholders Relationship Committee	Corporate Social Responsibility Committee	Finance and Investment Committee
Prof. Jeffrey S. Lehman	●	●		Chairperson	Chairperson
Ravi Venkatesan	●	●	Chairperson		●		●
R Seshasayee	Chairman	●	●	●		Chairperson
Roopa Kudva	●	Chairperson	●				Chairperson
Kiran Mazumdar- Shaw	●		●	●		●	●
Prof. John W. Etchemendy	●		●	●	●		●
Dr. Punita Kumar-Sinha	●
Dr. Vishal Sikka	●					●
U B Pravin Rao	●

● Member of the Committee.

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive and independent directors to maintain its independence, and separate its functions of governance and management. Securities Exchange Board of India (SEBI) Listing regulations mandates that for a company with a non-executive Chairman, at least one-third of the board should be independent directors. As of March 31, 2016, our Board consists of nine members, two of whom are executive or whole-time directors, while the remaining seven are independent directors. Three out of nine Board members are women. Five of our Board members are Indians, while four are foreign nationals. The Board periodically evaluates the need for change in its composition and size.

Definition of Independent Directors

The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 define an ‘independent director’ as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. They also state that the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, apart from receiving remuneration as an independent director. We abide by the above mentioned definitions of an independent Director in addition to definition of an independent director as laid down in the NYSE rules and the Sarbanes-Oxley Act, 2002 since we are listed on NYSE in the U.S.

Board membership criteria

The Nomination and Remuneration Committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Board members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company’s growth.

Age limit for Managing Director / Executive Director: 60 years

Age limit for Independent Director: 70 years

The term of the persons holding these positions may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholder approval by passing a special resolution based on the explanatory statement annexed to the notice for such motion indicating the justification for extension of appointment beyond 60 or 70 years as the case may be.

Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Dr. Vishal Sikka is Chief Executive Officer & Managing Director of Infosys. Dr. Sikka is Executive Officer Infosys Nova Holdings LLC and he is also a member of our CSR Committee. Dr. Sikka joined Infosys in 2014 to help transform the company during a time of significant change in the services industry. Since joining Infosys, Dr. Sikka has implemented a strategy of helping clients renew their existing IT landscapes, and at the same time bring breakthrough innovation non-disruptively. In addition, Dr. Sikka has created a strong focus on learning and education within Infosys and with clients. Prior to joining Infosys, Dr. Sikka was a member of the Executive Board of SAP SE, leading all products and technologies, including all of product development, and driving innovation globally. Dr. Sikka is the creator of ‘timeless software,’ a framework which articulates the principles of renewing existing processes and landscapes without disruption to customer environments. He is especially known for his championship of technology as an amplifier of human potential and his passion for applying software in purposeful ways to address some of the biggest global challenges. Dr. Sikka received his BS in Computer Science from Syracuse University. He holds a Ph.D. in Computer Science from Stanford University.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and Whole-time Director of the Board. As the Chief Operating Officer, Mr. Pravin Rao is responsible for driving growth and differentiation across portfolios at Infosys. Additionally, he oversees global delivery, quality and productivity, the supply chain, business enabler functions. He is also the Chairman of Infosys BPO, Chairman of Infosys Technologies (Australia) Pty. Limited and the director of Infosys Consulting Holding AG (formerly Lodestone Holding AG). Mr, Pravin Rao has over 28 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Pravin Rao holds a degree in electrical engineering from Bangalore University, India.

M. D. Ranganath is the Chief Financial Officer of Infosys. His responsibilities include corporate finance, mergers and acquisitions, corporate planning, risk management and investor relations. He has over 24 years of experience in IT and financial services industries. He has held several leadership positions during a tenure of over 15 years with Infosys. Till recently, as Executive Vice President  of Strategic Operations, he was responsible for strategic planning, risk management, mergers & acquisitions and corporate marketing. Earlier, he led the cost optimization initiative of the company as part of the Chairman’s Office. From January 2008 to July 2013, he was the Chief Risk Officer and worked with the Board’s Risk Management and Audit committees to enable the Board’s overview of risk management and governance. Prior to this, Mr. Ranganath was Head of the Domain Competency Group, where he led a group of industry consultants and worked with global financial services clients. From 1991 to 1999, Mr. Ranganath worked with ICICI Limited, where he held leadership responsibilities in Treasury, Planning and credit functions. He has a post graduate diploma in management (PGDM) from the Indian Institute of Management, Ahmedabad, a master's degree in technology from the Indian Institute of Technology, Madras and Bachelor’s degree in engineering from the University of Mysore. He is an Associate Member of CPA, Australia.

David D. Kennedy is Executive Vice President, General Counsel and Chief Compliance Officer of Infosys. He is responsible for all legal and compliance matters of the company. He is the Vice President of Infosys Nova Holdings LLC, he is also a director in Infosys Technologies (China) Company Limited and Infosys Technologies (Shanghai) Company Limited. He has offered legal guidance to international companies for over 25 years. Prior to Infosys, he was Chief Legal Officer at JDA Software, Inc., General Counsel and Corporate Secretary at Better Place, Inc., and General Counsel and Secretary for Business Objects S.A. He began his professional career with IBM and held various legal leadership roles within a number of business units. He holds a Bachelor of Science degree in Business Administration from the University Of Connecticut School Of Business Administration and a J.D. from the University Of Connecticut School Of Law.

Kiran Mazumdar-Shaw   is an Independent Director of Infosys. She has served as one of the directors on our Board since January 2014. She is the Chairperson & Managing Director of Biocon Limited, a biotechnology company based in Bangalore, India. She is a member of our Nomination and Remuneration Committee, CSR Committee, Risk and Strategy Committee and Finance and Investment Committee. Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. The Economic Times placed her at India Inc.’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Ravi Venkatesan is an Independent Director of Infosys. He has served as one of the directors on our Board since April 2011. He is also the Chairperson of our Risk and Strategy Committee and a member of our Stakeholders Relationship Committee, Audit Committee and Finance and Investment Committee. Mr. Venkatesan is the Chairman of the Bank of Baroda and was previously the Chairman of Microsoft India. Mr. Venkatesan is also a trustee of Rockefeller Foundation and Chairman of Social Venture Partners India. He is the author of "Conquering the Chaos: Win in India, Win Everywhere" published by Harvard Business Review. Mr. Venkatesan received a Bachelor of technology in mechanical engineering from the Indian Institute of Technology, Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar. He was voted as one of India's best management thinkers by Thinkers50.

Prof. Jeffrey S. Lehman is an Independent Director of Infosys. He has served as one of the directors on our Board since April 2006. Mr. Lehman is the Chairperson of our Nomination and Remuneration Committee and Stakeholders Relationship Committee and a member of our Audit Committee. He also serves as the Chairman of Infosys Public Services, Inc. For the past four years, Mr. Lehman has been Vice Chancellor of NYU Shanghai.  He has previously served as the founding dean of the Peking University School of Transnational Law, the president at Cornell University, and the dean of the University of Michigan Law School. Mr. Lehman received a Bachelor of Arts in Mathematics from Cornell University and Master of Public Policy and Juris Doctor degrees from the University of Michigan.

R. Seshasayee is the Non-Executive Chairman at Infosys. He has served as one of the directors on our  Board since January 2011. He is the Chairperson of CSR Committee, a member of Audit Committee and a member of our Risk and Strategy Committee and Nomination and Remuneration Committee. He joined Ashok Leyland Ltd. in 1976 and was appointed as Executive Director in 1983, Deputy Managing Director in 1993 and elevated as Managing Director in April 1998. Currently, Mr. Seshasayee is the Non-Executive Vice Chairman of Ashok Leyland Limited. Recognizing his contribution towards the enhancement of economic and social ties between Italy and India, Mr. Seshasayee was accorded the 'Star of Italian Solidarity' award by the Italian Government. In 2008, he was awarded the prestigious Sir Jehangir Ghandy Medal for Industrial and Social Peace by XLRI, Jamshedpur. In the same year, he was conferred the 'Lifetime Achievement Award, by the Institute of Chartered Accountants of India.

Prof. John W. Etchemendy is an Independent Director of Infosys. He has served as one of the directors on our Board since December 2014. He is member of Risk and Strategy Committee, Stakeholders Relationship Committee, Nomination and Remuneration Committee and Finance  and Investment Committee. He is the Provost of Stanford University, a position he has held for 16 years, and holds the Patrick Suppes Family Professorship in the School of Humanities and Sciences. He is also a faculty member in the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI). He has received several teaching awards at Stanford and is the recipient of the Educom Medal for leadership in the application of technology to teaching. He received his B.A. and M.A. in Philosophy from the University of Nevada, Reno. He earned his doctorate in Philosophy at Stanford University. He served on the faculty at Princeton University for two years before joining Stanford's faculty in 1983. He is the author of numerous books and articles on logic, some co-authored with close collaborators. He has been co-editor of the Journal of Symbolic Logic and on the editorial board of several other journals.

Roopa Kudva is an Independent Director of Infosys. She has served as one of the directors on our Board since February 2015. Roopa Kudva is Managing Director of Omidyar Network India Advisors and Omidyar Network partner. Omidyar Network is a US-based philanthropic investment firm. She was the Managing Director and Chief Executive Officer of CRISIL, a global analytical company providing ratings, research, and risk and policy advisory services. She is the Chairperson of Audit Committee and Finance and Investment Committee, as a member of Risk and Strategy Committee. She regularly features in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. She is a recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year’ Award 2013-14. She is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the RBI. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions. She holds a postgraduate diploma in management from Indian Institute of Management, Ahmedabad (IIM-A) and also received the ‘Distinguished Alumnus Award’ from her alma mater.

Dr. Punita Kumar-Sinha is an Independent Director of Infosys. She has served as one of the directors on our Board since January 2016. Dr. Punita Kumar-Sinha has focused on investment management and financial markets during her 27-year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. Currently, she is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Kumar-Sinha is also a Senior Advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and the Chief Investment Officer of Blackstone Asia Advisors. Dr Kumar-Sinha was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, Dr. Kumar-Sinha led the business and managed teams in US, India, and Hong Kong. Prior to joining Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank. Dr. Kumar-Sinha has been frequently featured in the media. She has been a speaker at many forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination. Dr. Kumar-Sinha has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in chemical engineering with distinction from the Indian Institute of Technology, New Delhi. She has an MBA and is also a CFA Charter holder. Dr. Kumar-Sinha is a member of the CFA Institute and the Council on Foreign Relations. She is a Charter Member and was a Board Member of TIE-Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award from IIT Delhi.

COMPENSATION

Our Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is based on the approval obtained from shareholders. The annual compensation of the executive directors is approved by the Nomination and Remuneration Committee, within the parameters set by the shareholders at the shareholders meetings. Remuneration of the executive directors consists of a fixed component and a variable pay. The Nomination and Remuneration Committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance-related matrix.

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

In fiscal 2016, we paid independent directors an aggregate of $1,395,402. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

The table below describes the compensation for our officers and directors, for fiscal 2016.

Name	Salary ($)	Bonus & Incentive ($)	Other Annual Compensation / Commission ($)	Amount accrued for long term benefits ($)
Dr. Vishal Sikka(3)	906,923	(1)(2) 6,488,727	–	51,198
U. B. Pravin Rao	135,313	849,677	387,287	24,269
K. V. Kamath(4)	–	–	58,709	–
Ravi Venkatesan	–	–	157,500	–
Prof. Jeffrey S. Lehman(5)	–	–	300,875	–
R. Seshasayee(6)	–	–	277,111	–
Kiran Mazumdar-Shaw	–	–	131,250	–
Carol M Browner(7)	–	–	102,441	–
Roopa Kudva	–	–	179,407	–
Prof. John W. Etchemendy	–	–	158,000	–
Dr. Punita Kumar- Sinha(8)	–	–	30,109	–
Rajiv Bansal(9)	84,937	639,393	2,698,415	15,102
M. D. Ranganath(10)	260,865	265,252	–	13,024
David D. Kennedy	470,510	658,619	–	20,439

(1)	Includes provision for variable pay amounting to $4.33 million for fiscal 2016. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, based on the recommendations of the Nomination and Remuneration committee, the Board approved on April 15, 2016, $4.33 million as variable pay for fiscal 2016.
(2)	Includes payment of variable pay amounting to $2.1 million for fiscal 2015 as decided by the Nomination and Remuneration Committee on June 22, 2015 in line with the compensation plan approved by the shareholders.
(3)	Additionally during fiscal 2016, Dr. Vishal Sikka was granted RSUs valued at $2 million on the grant date, exercisable at par value of equity shares.
(4)	Ceased to be a member of the Board effective June 5, 2015.
(5)	Appointed as a Member of the Board with effect from April 14, 2006. Reappointment approved by the shareholders by way of postal ballot on March 31, 2016, effective April 14, 2016.
(6)	Appointed as Non-Executive Chairman of the Board effective June 5, 2015.
(7)	Ceased to be a member of the Board effective November 23, 2015.
(8)	Appointed as a Member of the Board effective January 14, 2016. Appointment approved by the shareholders by way of postal ballot on March 31, 2016.
(9)	Ceased to be a Chief Financial officer effective October 12, 2015. Refer to note 2.18, Related Party Transactions, under Item 18 of this Annual Report.
(10)	Appointed as Chief Financial officer effective October 12, 2015.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at quarterly average exchange rates.

Equity  Grants

In fiscal 2015, on recommendation of the Nomination and Remuneration Committee, we made a grant of 27,067 RSUs (the equivalent of 108,268 RSUs after adjustment for the bonus issues) to Dr. Vishal Sikka, CEO and MD. These RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. Further in fiscal 2016, based on the recommendation of the Nomination and Remuneration Committee, we made a grant of 124,061 RSUs to Dr. Vishal Sikka. These RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. For additional information on the RSU’s granted to the CEO (See note 2.15 under Item 18 of this Annual Report).

Option Exercises and Holdings

None of the directors or senior executives, except Dr. Vishal Sikka, held or exercised any options during the fiscal 2016. During fiscal 2016, Dr. Vishal Sikka exercised 10,824 options and held 221,505 options outstanding as of March 31, 2016.

The Indian Companies Act, 2013 only mandates executive directors to retire by rotation. Independent Directors shall hold office for a term up to five consecutive years on the board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. The term of office of each of the directors is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Ravi Venkatesan	April 1, 2014	March 31, 2019	–
Prof. Jeffrey S. Lehman(4)	April 14, 2016	April 13, 2018	–
R. Seshasayee(3)	April 1, 2014	May 31, 2018	–
U. B. Pravin Rao	January 10, 2014	January 9, 2019	Yes
Kiran Mazumdar-Shaw	January 10, 2014	March 31, 2019	–
Dr. Vishal Sikka(5)	June 14, 2014	March 31, 2021	Yes
Prof. John W. Etchemendy	December 4, 2014	December 3, 2019	–
Roopa Kudva	February 4, 2015	February 3, 2020	–
Dr. Punita Kumar-Sinha(6)	January 14, 2016	January 13,2021	–

(1)	For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.
(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Appointed as Non-Executive Chairman of the Board effective June 5, 2015.
(4)	Appointed as a Member of the Board with effect from April 14, 2006. Reappointment approved by the shareholders by way of postal ballot on March 31, 2016, effective April 14, 2016.
(5)	Appointed as Chief Executive Officer and Managing Director with effect from June 14, 2014. Reappointment approved by the shareholders by way of postal ballot on March 31, 2016, effective from April 1, 2016. He will retire by rotation in the ensuing Annual General Meeting scheduled for June 18, 2016 and will seek re-appointment.
(6)	Appointed by the Board as additional director effective January 14, 2016 and the appointment confirmed by shareholders by way of postal ballot on March 31, 2016.

Employment and Indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at a general meeting of shareholders. We have entered into agreements with our executive directors, Dr. Vishal Sikka, the Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer. Refer to the section titled ‘Material Contracts’ in Item 10 of this Annual Report for the details of their contracts.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys, arising out of such person's services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously as an exhibit to the Annual Report on Form 20-F. Other than the indemnification agreements referred to in this paragraph, we have not entered into any agreements with our non-executive directors.

Board Composition

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. As on March 31, 2016, the Board consists of 9 members, two of whom are executive or whole-time directors, and seven are independent directors as defined by Rule 303A.02 of the Listed Company Manual of the New York Stock Exchange.

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

Board Leadership Structure

Non -Executive Chairman of the Board

Our Board leadership comprises of a Chief Executive Officer (CEO) and Managing Director (MD), Dr. Vishal Sikka and a non-executive Chairman, Mr. R Seshasayee. In the current structure, the roles of CEO and Chairman of the Board are separated.

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

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The Risk and Strategy committee, comprising of five independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external risks. The Risk and Strategy committee reviews the risk management practices in the company. Our senior management also provides regular reports and updates to the Risk and Strategy committee and our Board from time to time on the enterprise risks and actions taken.

Board and Management Changes

Mr. K V Kamath, Non-Executive Chairman resigned from the Board effective June 5, 2015. Mr. R Seshasayee, Independent Director was appointed as Non-Executive Chairman effective June 5, 2015. Mr. Rajiv Bansal resigned as the Chief Financial Officer effective October 12, 2015 and Mr. M. D. Ranganath was appointed as the Chief Financial Officer effective October 12, 2015. Ms. Carol M Browner, Independent Director resigned from the Board effective November 23, 2015. Dr. Punita Kumar-Sinha was appointed as an additional (independent) Director effective January 14, 2016.

Board Committee Information

Currently, the Board has six committees: the Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk and Strategy Committee and Corporate Social Responsibility (CSR) Committee and Finance and Investment Committee. The charters governing these committees (except Stakeholders Relationship Committee) and corporate governance guidelines are posted on our website at www.infosys.com. All committees except the CSR Committee consist entirely of independent directors.

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

Details relating to the Audit Committee, Nomination and Remuneration Committee, Risk and Strategy Committee, Stakeholders Relationship Committee, Finance and Investment Committee and Corporate Social Responsibility Committee of the Board are provided below.

Audit Committee

The Audit Committee comprised of four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2016. They were:

•	Ms. Roopa Kudva, Chairperson and Audit Committee Financial Expert

•	Mr. R. Seshasayee,

•	Prof. Jeffrey S. Lehman

•	Mr. Ravi Venkatesan

Ms. Roopa Kudva was appointed as a member of the Audit Committee, effective April 24, 2015 and on July 21, 2015 she was appointed as Chairperson.

Mr. K V Kamath ceased to be a member of the Committee effective June 5, 2015.

The primary objective of Audit Committee is to monitor and provide an effective supervision of the Management’s financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors.

The Audit Committee held four meetings in person during fiscal 2016.

The Audit Committee has a charter which has been filed previously as an exhibit to the Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprised of four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2016. They were:

•	Prof. Jeffery S Lehman, Chairperson

•	Mr. R. Seshasayee

•	Ms. Kiran Mazumdar-Shaw
•	Prof. John W Etchemendy

Prof. John W Etchemendy was appointed as a member of the Committee effective from April 24, 2015

Mr. K V Kamath ceased to be a member of the Committee effective June 5, 2015.

Ms. Carol M. Browner ceased to be a member of the Committee effective November 23, 2015.

The purpose of the Nomination and Remuneration Committee is to oversee nomination process for top-level management and the executive remuneration structure. The committee identifies, screens and reviews individuals qualified to serve as Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by the Board and recommends, for approval by the Board, nominees for election at the annual meeting of shareholders. It also designs and continuously reviews the compensation program for our CEO and MD and senior executives against the achievement of measurable performance goals, and structures senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The committee annually reviews and approves for the CEO and MD, the executive directors and executive officers : (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements. It reviews and discusses all matters pertaining to candidates and evaluates the candidates in accordance with a process that it sees fit, passing on the recommendations to the Board. The committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a half-yearly basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The Nomination and Remuneration Committee held six meetings in fiscal 2016.

The Nomination and Remuneration Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20F.

Risk and Strategy Committee

The Risk and Strategy Committee comprised of five independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2016. They were:

•	Mr. Ravi Venkatesan, Chairperson

•	Mr. R. Seshasayee

•	Ms. Kiran Mazumdar-Shaw

•	Prof. John W. Etchemendy

•	Ms. Roopa Kudva

Ms. Roopa Kudva was appointed as a member of the Committee effective April 24, 2015.

Ms. Carol M. Browner ceased to be a member of the Committee effective November 23, 2015.

The purpose of the Risk and Strategy Committee is to assist the Board in fulfilling its corporate governance duties by overseeing responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The Risk and Strategy Committee has overall responsibility for monitoring and approving our risk policies and associated practices. The Risk and Strategy Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The Risk and Strategy Committee held four meetings during fiscal 2016.

The Risk and Strategy Committee has adopted a charter. The charter has been filed previously as    an exhibit to the Annual Report on Form 20-F.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2016. They were:

•	Prof. Jeffery S Lehman, Chairperson

•	Mr. Ravi Venkatesan

•	Prof. John W Etchemendy

R Seshasayee ceased to be a member of the Committee effective April 24, 2015.

Prof. John W Etchemendy was appointed as member of the Committee effective April 24, 2015.

The purpose of the Stakeholders Relationship Committee is to review and redress shareholder grievances.

The Stakeholders Relationship Committee held four meetings during fiscal 2016.

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee comprises three members as of March 31, 2016. They are:

•	Mr. R. Seshasayee, Chairperson
•	Ms. Kiran Mazumdar-Shaw
•	Dr. Vishal Sikka

Ms. Carol M Browner was appointed as a member of the Committee, effective April 24, 2015 and ceased to be a member effective November 23, 2015.

Mr. K V Kamath ceased to be a member of the Committee, effective June 5, 2015.

The purpose of the CSR Committee is to formulate and monitor the CSR policy of the Company. The committee has adopted a policy that intends to:

•	Strive for economic development that positively impacts the society at large with a minimal resource footprint

•	Be responsible for the Company’s actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The CSR Committee will oversee the activities / functioning of Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per predefined guidelines.

Infosys Foundation guides the committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR Committee held four meetings during fiscal 2016.

The CSR Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Finance and Investment Committee

The Finance and Investment Committee comprised of four independent directors as on March 31, 2016:

•	Ms. Roopa Kudva, Chairperson
•	Ms. Kiran Mazumdar-Shaw
•	Mr. Ravi Venkatesan
•	Prof. John W. Etchemendy

The purpose of the Finance and Investment Committee is to assist it in overseeing acquisitions and investments made by the Company and to provide oversight on key investment policies of the Company.

The Committee shall:

•	Discuss, review and approve the overall acquisition and investment strategy of the Company in terms of broad business objectives to be met, overall fund allocation and areas of focus for investments and acquisitions;
•	Consider and approve proposals for acquisitions and investments up to certain threshold amounts of exposure as approved by the Board;
•	Periodically review the status of acquisitions and investments in terms of business objectives met, status of integration of acquired companies, risk mitigation and financial returns;
•	Periodically review the treasury policy of the Company, including investment of surplus funds and foreign currency operations;
•	Conduct an annual self-review of its own effectiveness ; and
•	Update the Board on a periodic basis about the Committee’s deliberations and decisions

The Committee has direct access to, and open communications with, the senior leaders of the Company. The Committee may also retain independent consultants on an as needed basis and determine the compensation for such consultants.

The committee held three meetings during fiscal 2016.

The Finance and Investment Committee has adopted a charter which is filed as an exhibit to this Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2016, we had 194,044 employees, of which 182,329 were software professionals. As of March 31, 2015, we had 176,187 employees, of which 166,046 were software professionals. As of March 31, 2014, we employed 160,405 employees, of which 151,059 were software professionals.

As of March 31, 2016, we had 148,688 employees in India, 23,594 employees in the Americas, 10,289 employees in Europe and 11,473 employees in the Rest of the World.

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

Recruiting

We focus our recruiting on the top talent from engineering departments of Indian schools and rely on a rigorous selection process involving a series of written tests and interviews to identify the best applicants. We also recruit students from campuses in the United States, the United Kingdom, Australia and China. Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2016, we received 1,115,745 employment applications, interviewed 121,670 applicants and extended offers of employment to 55,056 applicants. These statistics do not include our subsidiaries. We added 17,857 new employees, net of attrition during fiscal 2016.

In fiscal 2016, we launched an innovative program named ‘Zero Bench’ to productively engage employees who are on bench (between client engagements) to create valuable outcomes for the organization. Our employees can now leverage our training infrastructure to upgrade their skills during their bench period and also work on short, internal projects of their choice, to gain exposure, hone their skills, extend networks, while delivering value.

Performance appraisals

As part of the focus on human resource development during fiscal 2016, we introduced iCount, the renewed performance management system. We moved away from the bell curve, to focus on individual employee contribution and continuous feedback, and built a self-serviced platform to empower employees to design their own journey within the organization.

Education, Training and Assessment

Competency development of our employees continues to be a key area of strategic focus for us. In keeping with the changes in the use of technology in education, we enhanced our technology-led training efforts in multiple areas. Our Foundation Program, an integrated-learning-platform with teaching, hands-on, assessments of in-class training has been strengthened for enhanced learning experience. In addition, mobile apps based “cool” learning has been used for greater participation and self-directed learning.

We made key changes in continuing education programs to enhance relevance and effectiveness of learning. For instance, we strengthened hands-on based assessments, and certifications which are skill-based and modular.

We have also made significant investments in hardware and software assets to boost our infrastructure capabilities. All these changes were incorporated to create unique experience for the learners at Infosys.

Our focus on developing our employees and providing continuing education and training remains a key element of our strategy. We train the new engineering graduates that join us at our Global Education Center in Mysore. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs. The Design thinking training has been imparted to client teams, leadership teams, current employees and fresh recruits. The number of total participants who benefited from the Design Thinking training crossed over 80,000 as of March 31, 2016.

As of March 31, 2016, we employed 753 full-time employees as educators, including 242 with either doctorate or master’s degree. Our educators conduct training programs for both the new entrants and experienced employees. We also continued our engagement with engineering colleges through our Campus Connect program and conducted faculty enablement workshops covering 1,225 faculty members from various colleges for fiscal 2016.

The Infosys Open Source program, OSSmosis, was set up this fiscal with the objective of ‘nurturing innovation through Open Source adoption and contribution’. Teams working on Big Data, DevOps, NoSQL Alternatives, Responsive Web Design put forth their collective experience through case studies, current trends, reference implementations, and points of view.

Leadership development

The vision of the Infosys Leadership Institute (ILI) is to be recognized as a globally respected institution that is committed to developing leaders within Infosys. The primary purpose of the institute is to develop and prepare senior leaders of the organization for current and future executive leadership roles. ILI employs a wide range of developmental approaches including classroom training, coaching, ‘leaders teach’ and executive education among others. Senior leaders from across Infosys and its subsidiaries are target beneficiaries of ILI’s programs.

Compensation

Our professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company and individual performance.

Visas

As of March 31, 2016, the majority of our professionals in the United States held either H-1B visas (14,659 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,364 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of March 31, 2016, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2016. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 2,296,944,664 equity shares outstanding as of March 31, 2016. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Dr. Vishal Sikka	10,824	‘*’
U.B. Pravin Rao	555,520	‘*’
Prof. Jeffrey S. Lehman	–	–
R. Seshasayee	248	‘*’
Ravi Venkatesan	–	–
Kiran Mazumdar-Shaw	800	‘*’
Prof. John W. Etchemendy	–	–
Roopa Kudva	–	–
Dr. Punita Kumar-Sinha (1)	2,897	‘*’
M. D. Ranganath	9,256	‘*’
David D. Kennedy	–	–
Total (all directors and executive officers)	579,545	‘*’

No material changes subsequently till May 18, 2016.

(1)	1,520 ADSs of Infosys limited held by Dr. Punita Kumar-Sinha’s immediate family in SEP-IRA in the United States. She also owns 1,377 ADSs through the Asia Opportunities Fund.

Option plans

2015 Stock Incentive Compensation Plan (the 2015 Plan)

SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016 (the notice of postal ballot was furnished on Form 6-K on March 2, 2016), the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are currently held by the ‘Infosys Limited Employees Welfare Trust’ towards the 2011 Plan). 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The 2015 Plan is filed as an exhibit to this Annual Report on Form 20-F.

2011 RSU Plan (the 2011 Plan)

The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) at par value to eligible employees of the Company. The Board recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 11,334,400 (adjusted for bonus issues) and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During fiscal 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board on recommendation of Nomination and Remuneration Committee, further granted 124,061 RSUs to Dr. Vishal Sikka in fiscal 2016. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders through postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 11,223,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka for fiscal 2016 was modified by the Nomination and Remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for fiscal 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The above were the only RSUs granted to purchase ADSs or equity shares to our executive officers and directors. The 2011 Plan has been filed previously as an exhibit to the Annual Report on Form 20-F.

It is important to note that the structure of RSUs has been designed to comply with Indian corporate law provisions that require the payment of at least par value for the issuance of a share. For this reason, employees who hold RSUs are required to pay par value upon vesting and prior to the issuance of the shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2016, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2016. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	Equity	March 31, 2016		March 31, 2015		March 31, 2014
Shareholding of all directors and officers as a group		579,545	0.03 (1)	381,952	0.03(2)	58,816,301	10.24 (3)

No material changes subsequently till May 18, 2016.

(1)	Comprised of 579,545 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 2,296,944,664 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2016.
(2)	Comprised of 381,952 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 1,148,472,332 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2015.
(3)	Comprised of 881,147 shares owned by non-founder directors and officers. The percentage ownership of the group is calculated on a base of 574,236,166 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2014. The number of shares has not been adjusted for bonus share issue.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value 5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2016 are held by 30,199 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the RBI. As of March 31, 2016, 41.76% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys Limited established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2016, Infosys Limited holds 99.98% of the outstanding equity shares of Infosys BPO. As of March 31, 2016, we have invested an aggregate of $145 million as equity capital in Infosys BPO.

During fiscal 2016, 2015 and 2014, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed $3 million, $11 million and $12 million, respectively. Further, during each of the fiscal 2016, 2015 and 2014, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them $6 million. During fiscal 2016, 2015 and 2014, we engaged Infosys BPO and its subsidiaries for software development services for which we have been billed $55 million, $38 million and $30 million, respectively. Further, during fiscal 2016, 2015 and 2014, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them $11 million, $14 million and $12 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. As of March 31, 2016, Infosys Australia is under liquidation.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. As of March 31, 2016, we have invested an aggregate of $33 million as equity capital in Infosys China. During fiscal 2016, 2015 and 2014, we engaged Infosys China for software development services for which we have been billed $19 million, $23 million and $37 million, respectively. Further, during fiscal 2016, 2015 and 2014, Infosys China engaged us for certain software development services for which we billed them $2 million, $1 million and $1 million, respectively. During fiscal 2016, we disbursed $10 million as loan to Infosys China for expansion of business at an interest rate of 6.0% per annum. The loan is repayable within one year at the discretion of the subsidiary. During fiscal 2016, we accrued interest on the loan of less than $1 million. The largest loan amount outstanding during fiscal 2016 was $10 million.

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. As of March 31, 2016, we have invested an aggregate of $14 million in the subsidiary. During each of the fiscal 2016, 2015 and 2014, we engaged Infosys Mexico for software development services for which we have been billed $2 million. Further, during fiscal 2016, 2015 and 2014, Infosys Mexico engaged us for certain software development services for which we billed them $6 million, $2 million and $1 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. As of March 31, 2016, we have invested an aggregate of less than $1 million as equity capital in Infosys Sweden. During fiscal 2016, 2015 and 2014, we engaged Infosys Sweden for software development services for which we have been billed $12 million, $7 million and $2 million, respectively. Further, during fiscal 2016, Infosys Sweden engaged us for certain software development services for which we billed them $4 million. During fiscal 2016, we disbursed $4 million as loan to Infosys Sweden for expansion of business at an interest rate of 6.0% per annum. The loan is repayable anytime within four years at the discretion of the subsidiary. During fiscal 2016, we accrued interest on the loan of less than $1 million. The largest loan amount outstanding during fiscal 2016 was $4 million.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America and invested an aggregate of $6 million in the subsidiary. Subsequently we made additional investments of $16 million in the subsidiary. Further, during fiscal 2014, we disbursed $6 million as loan to Infosys Brasil for expansion of business at an interest rate of 6.0% per annum. The loan was repayable within one year at the discretion of the subsidiary. During each of fiscal 2015 and 2014, we accrued interest on the loan of less than $1 million. During fiscal 2015, the outstanding loan amount was converted into share capital. As of March 31, 2016 we have invested an aggregate of $28 million as equity capital in the subsidiary. The largest loan amount outstanding during fiscal 2015 and 2014 was $6 million each. During fiscal 2016, 2015 and 2014, we engaged Infosys Brasil for software development services for which we have been billed $2 million, $1 million and $1 million, respectively. Further, during each of the fiscal 2016, 2015 and 2014, Infosys Brasil engaged us for certain software development services for which we billed them $1 million.

Infosys Public Services. In October 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market and invested an aggregate of $5 million in the subsidiary. Further during fiscal 2013, we disbursed an amount of $12 million as loan to Infosys Public Services, at an interest rate of 6.0% per annum, for expansion of business operations. The loan was repayable within one year from the date of disbursement at the discretion of the subsidiary. The largest loan amount outstanding during fiscal 2014 was $12 million. During fiscal 2014, the outstanding loan amount was converted into share capital. During fiscal 2014, we received interest on loan of $1 million. As of March 31, 2016 we have invested $17 million in the subsidiary.  During fiscal 2016, 2015 and 2014, Infosys Public Services engaged us for certain software development services for which we billed them $137 million, $120 million and $95 million, respectively. During fiscal 2016, we engaged Infosys Public Services for software development services for which we have been billed $2 million.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested $3 million in the subsidiary. Subsequently we made additional investments of $44 million in the subsidiary. During fiscal 2016 and 2015, we have made additional investments of $40 million and $25 million, respectively in Infosys Shanghai. As of March 31, 2016, we have invested an aggregate of $112 million in the subsidiary.

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

Infosys Lodestone. On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding. During fiscal 2013, we disbursed an amount of $22 million as loans to Infosys Lodestone and its subsidiaries for expansion of business operations. During fiscal 2014, the outstanding loan amount was converted into share capital. During fiscal 2015, we disbursed an amount of $11 million as loans to Infosys Lodestone and its subsidiaries, at an interest rate of 6.0% per annum for expansion of business operations which is repayable within one year from the date of disbursement at the discretion of the subsidiary. Of the loan outstanding $10 million was repaid within fiscal 2015 and the balance of $1 million was repaid during fiscal 2016. During fiscal 2015 and fiscal 2014, we received interest on loan of less than $1 million and $1 million. As of March 31, 2016 we have invested $241 million in the subsidiary. The largest loan amount outstanding during fiscal 2016, 2015 and 2014 was $1 million, $11 million and $22 million, respectively. During fiscal 2016, 2015 and 2014, we engaged Infosys Lodestone and its subsidiaries for software development services for which we have been billed $170 million, $134 million and $168 million, respectively. During fiscal 2016, 2015 and 2014, Infosys Lodestone and its subsidiaries engaged us for software development services for which we billed them $5 million, $4 million and $3 million, respectively. During fiscal 2016, Infosys Lodestone engaged us for certain management services for which we billed them $1 million.

Infosys Americas. On June 25, 2013, we incorporated a wholly-owned subsidiary, Infosys Americas Inc., and invested less than $1 million in the subsidiary.

EdgeVerve. On February 14, 2014, we incorporated a wholly-owned subsidiary, EdgeVerve Systems Limited and invested less than $1 million in the subsidiary. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company undertook an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements. During fiscal 2015, we have made an additional investment of $5 million in EdgeVerve. During fiscal 2015, we disbursed an amount of $5 million as loans to EdgeVerve, at an interest rate of 8.7% per annum for expansion of business operations and $2 million was repaid in the same year and the balance of $3 million was repaid in fiscal 2016.

On April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. After the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and Edge Services, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements. During fiscal 2016, we accrued an interest on debentures of $9 million at an interest rate of 8.8% and the same was full received during the year. The largest debenture amount outstanding during fiscal 2016 was $398 million. Further during fiscal 2016, we disbursed an amount of $14 million as loan to EdgeVerve at an interest rate of 8.7% per annum and the same was fully repaid during the year. The largest loan amount outstanding during fiscal 2016, 2015 and 2014 was $17 million, $3 million, and Nil, respectively.

As of March 31, 2016, we have invested an aggregate of $203 million in the subsidiary. During fiscal 2016, 2015, and 2014, EdgeVerve engaged us for certain management services for which we billed them $22 million, $4 million, and Nil, respectively. During fiscal 2015, and 2014, we engaged EdgeVerve for software development services for which we have been billed $22 million and Nil, respectively. During fiscal 2015 and 2014, EdgeVerve engaged us for software development services for which we billed them $8 million and Nil, respectively.

Infosys Nova. On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated and we invested $15 million.

Panaya On March 5, 2015, we acquired 100% of the voting interests in Panaya Inc., a Delaware Corporation in the United States. As of March 31, 2016, we have invested an aggregate of $225 million in the subsidiary. During fiscal 2016, Panaya engaged us for certain management services for which we billed them $2 million. During fiscal 2016, we engaged Panaya for software development services for which we have been billed $3 million.

Kallidus On June 2, 2015, we acquired 100% of the voting interests in Kallidus Inc., US and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. As of March 31, 2016, we have invested an aggregate of $98 million in Kallidus and $9 million in Skava Systems. During fiscal 2016, we disbursed an amount of $2 million as loans to Kallidus at an interest rate of 6.0% per annum for expansion of business operations which is repayable within one year from the date of disbursement at the discretion of the subsidiary. The entire loan was repaid during fiscal 2016. During fiscal 2016, we received interest on loan of less than $1 million. The largest loan amount outstanding during fiscal 2016 was $2 million. During fiscal 2016, we engaged Kallidus for software development services for which we have been billed $3 million.

Noah On November 16, 2015, we acquired 100% membership interest in Noah Consulting, LLC. As of March 31, 2016, we have invested an aggregate of $37 million in the subsidiary. During fiscal 2016, we engaged Noah for software development services for which we have been billed $2 million.

See to note 2.18, Related party transactions, under Item 18 of this Annual Report for details of transactions with Key management personnel.

Employment and indemnification agreements

Refer to the section titled ‘Employment and Indemnification agreements’ under Item 6 of this Annual Report.

Loans to employees

We provide personal loans and salary advances to our employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $50 million, $40 million and $41 million were outstanding as of March 31, 2016, 2015 and 2014, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2016 and 2015

•	Consolidated statements of comprehensive income for the years ended March 31, 2016, 2015 and 2014

•	Consolidated statements of changes in equity for the years ended March 31, 2016, 2015 and 2014

•	Consolidated statements of cash flows for the years ended March 31, 2016, 2015 and 2014

•	Notes to the consolidated financial statements

•	Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For fiscal 2016, 2015 and 2014, we generated $9,255 million, $8,502 million and $8,036 million, or 97.4%, 97.6% and 97.4% of our total revenues of $9,501 million, $8,711 million and $8,249 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Dividends

Under Indian law, a corporation pays dividends upon a recommendation by the Board and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board. Dividends may be paid out of profits of an Indian company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

The Board increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

In fiscal 2016, we paid final dividend for fiscal 2015 of $0.47 and an interim dividend for fiscal 2016 of $0.15. In fiscal 2015 and 2014, we paid cash dividends of approximately $1.21 and $0.82 per equity share (not adjusted for bonus share issue), respectively. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($) (1)	Dividend per ADS ($) (1)
2016- Interim	10.00	0.15	0.15
2016- Final dividend for fiscal 2015 (2)	29.50	0.47	0.47
2015(3)	73.00	1.21	1.21
2014(3)	47.00	0.82	0.82

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Not adjusted for June 17, 2015 bonus issue
(3)	Not adjusted for Bonus shares

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on NYSE, Euronext London and Paris, under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. We listed our ADSs on the Euronext London and Paris markets on February 20, 2013.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated.

As of March 31, 2016, we had 2,296,944,664 equity shares issued and outstanding. There were 30,199 record holders of ADRs, evidencing 385,317,937 ADSs (1 ADS equivalent to 1 equity share). As of March 31, 2016, there were 586,741 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges, the NASDAQ and the NYSE. The currency of trade of the ADSs in the U.S. is USD and at London and Paris is Euro (EUR).

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2016 for cable transfers in Indian rupees as published by the FEDAI, which was 66.26 per $1.00. The high and low prices for the Indian stock exchanges, the NYSE and NASDAQ are provided below:

 (Prices in Dollars)

Fiscal	BSE		NSE		NYSE / NASDAQ (1)
	High	Low	High	Low	High	Low
2016	18.63	14.07	18.67	14.08	19.46	15.26
2015	18.68	11.58	18.69	11.52	18.64	12.52
2014	15.34	8.85	15.33	8.85	15.76	9.81
2013	12.02	8.50	12.02	8.50	14.40	9.55
2012	13.23	8.76	13.23	8.74	18.35	11.76
Fiscal 2016
First Quarter	16.93	14.41	16.94	14.40	18.22	15.26
Second Quarter	17.90	14.07	17.90	14.08	19.16	15.32
Third Quarter	18.40	15.28	18.41	15.26	19.46	15.72
Fourth Quarter	18.63	15.57	18.67	15.56	19.32	15.76
Fiscal 2015
First Quarter	13.49	11.58	13.55	11.52	13.98	12.52
Second Quarter	15.17	12.76	15.18	12.75	15.54	13.17
Third Quarter	17.61	14.40	17.61	14.29	17.59	14.77
Fourth Quarter	18.68	15.32	18.69	15.31	18.64	15.39
Fiscal 2014
First Quarter	11.88	8.85	11.88	8.85	13.59	9.81
Second Quarter	12.60	9.62	12.64	9.62	12.60	10.13
Third Quarter	14.25	12.06	14.25	12.06	14.57	12.09
Fourth Quarter	15.34	12.92	15.33	12.93	15.76	13.33
Month
Mar-16	18.63	16.44	18.67	16.52	19.32	17.12
Feb-16	18.01	16.10	18.03	16.10	17.90	15.91
Jan-16	17.65	15.57	17.66	15.56	18.07	15.76
Dec-15	16.75	15.45	16.75	15.43	17.06	15.87
Nov-15	17.44	15.28	17.47	15.26	18.61	15.72
Oct-15	18.40	16.41	18.41	16.38	19.46	17.24

Note:	Adjusted for bonus share issue wherever applicable.

(1)	Our ADSs traded on the NASDAQ until close of trading hours on December 11, 2012 and began trading on the New York Stock Exchange on December 12, 2012.

Source for all tables above: www.bseindia.com for BSE quotes, www.nseindia.com for NSE quotes, www.nyse.com for NYSE quotes and www.nasdaq.com for NASDAQ quotes.

On May 18, 2016, the closing price of equity shares on the BSE was 1,209.75 equivalent to $18.06 per equity share and on the NSE was 1,209.85 equivalent to $18.06 per equity share based on the exchange rate on that date and on May 18, 2016, the closing price of ADSs on the NYSE was $18.64 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013, which has been approved by the houses of the Indian Parliament, and received presidential approval on August 29, 2013. The Companies Act, 2013 has replaced the Companies Act, 1956, which has hitherto governed companies and certain other associations, in stages. While several provisions of the Companies Act, 2013 were notified as law on September 12, 2013, February 27, 2014 and April 1, 2014, a few provisions of the Companies Act, 2013 are yet to be notified as effective by the Government of India. Pending notification of the Companies Act, 2013 in its entirety, certain provisions of the Companies Act, 1956, which have not ceased to be effective by enactment of the corresponding provisions of the Companies Act, 2013 continue to be effective, along with the notified provisions of the Companies Act, 2013. The Companies Act, 2013 was amended by Companies (Amendment) Act, 2015. The Government of India has introduced the Companies (Amendment) Bill, 2016 in the lower house of the Indian Parliament on March 16, 2016 to further amend the Companies Act, 2013.

Accordingly, the corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013, as amended from time to time, read with the Companies Act, 1956 (to the extent still in force)(the “Indian Companies Act”).

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association filed previously as an exhibit to the Annual Report on Form 20-F and Memorandum of Association that is filed as an exhibit to this Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice.

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 18. Currently, we have 9 directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors   of a public company must retire by rotation, while the remaining one-third may remain on the Board until they resign or are removed. Our Articles of Association require two thirds of our directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 years and may be re-appointed only for two consecutive terms.

Executive directors are required to retire at age 60 in accordance with our employee retirement policies applicable in India. Other members of the Board must retire from the Board at age 70. The age of retirement for independent directors, shall be 70 years. An independent Board chair is permitted to serve in the capacity for a fixed term of five years and until age 70.

Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our Board.

The Companies Act, 2013 provides that any director who has a personal interest in a transaction being discussed by the board of directors must disclose such interest and must not participate in the meeting where such transaction is being discussed. A director is required to disclose his personal interest to the board of directors on an annual basis and at the first meeting of the board of directors after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. At meetings of the board, our directors may not vote on their own remuneration unless such remuneration has been recommended by our Nomination and Remuneration Committee details of which have been set out in Item 6 of this Annual Report. Our Articles of Association provide that our directors may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves. Under the Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

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

General

Our authorized share capital is 12,000,000,000 (Rupees one thousand two hundred crore only) divided into 2,400,000,000 (two hundred and forty crore only) equity shares, having a par value of 5/- per share.

As of March 31, 2016, 2,296,944,664 equity shares were issued, outstanding and fully paid. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2016, we had 221,505 options outstanding to purchase equity shares. For the purposes of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Dividends

Under the Companies Act, 2013 our Board recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Companies Act, 2013 our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board, but they cannot increase the amount of the dividend recommended by the Board. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, our Board has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the rate of dividend declared and the record date for determining the shareholders who are entitled to receive dividends. Under the Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

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

Under the Companies Act, 2013 dividends may be paid out of profits of a company in the year in which the dividend is declared after providing for depreciation or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, a company may transfer a percentage of its profits which it considers appropriate to its reserves.

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

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible debt securities, through reservation of shares in proportion to such conversion (which may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 2 months from the date of approval by the board of directors and cannot be withdrawn after the decision to make a bonus issue has been made.

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

Pre-emptive Rights and Issue of Additional Shares

The Companies Act, 2013 gives shareholders the right to subscribe to new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, 2013 in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days and not exceeding 30 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Companies Act, 2013 to distribute any new shares not purchased by the pre-emptive rights holders in the manner which is not disadvantageous to the shareholders and the company.

Meetings of Shareholders

We must convene an Annual General Meeting of shareholders each year within 15 months of the previous Annual General Meeting or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting (EGM) of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any General Meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy. Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), it is now mandatory for e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act.

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

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Companies Act, 2013 requires us to give at least seven days prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the SEBI. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Companies Act, 2013 and Regulation 40 of the Listing Regulations. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Companies Act, 2013, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board / Tribunal.

Pursuant to Section 59 (4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Companies Act, 2013, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the Company Law Board / Tribunal may, on application made by the relevant company, a depository, company, Depositary participant, the holder of securities or the SEBI, direct any company or a Depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners.

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

Audit and Annual Report

Under the Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the annual report are also required to be sent to stock exchanges on which the company’s shares are listed within 21 days of it being approved and adopted in the Annual General Meeting in accordance with the Listing Regulations. At least 21 days before the Annual General Meeting of shareholders, a listed company must distribute a statement of salient features of the financial statements to its shareholders or a detailed version of the company’s financial statements if the shareholders ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

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

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the Depositary facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in Items 9 and 4 of this Annual Report.

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

Takeover Code

In September 2011, the SEBI adopted the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.Under Takeover Code, upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the Listing Regulations read with SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015 on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Pursuant to an amendment to the Takeover Code dated March 24, 2015, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, the acquirer will not be eligible to make voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Existing Shares) Regulations, 2009, unless 12 months have elapsed from the date of the completion of offer.

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

Pursuant to the Listing Regulations, we have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed, and must report to the stock exchanges any disclosures made to the Company pursuant to the Takeover Code. Our articles of association do not contain a provision that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules, 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for these purposes means equity shares of the company held by the public and includes shares underlying depository receipts if (i) the holder of such depository receipts has the right to issue voting instruction and (ii) such depository receipts are listed on an international exchange in accordance with the Depository Receipt Scheme, 2014. Equity shares of a company held by a trust set up for implementing employee benefit schemes under the regulations framed by the Securities and Exchange Board of India is excluded from ‘public shareholding’

Existing listed companies having a lower public shareholding are required to reach the prescribed threshold of 25% by:

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

As of March 31, 2016, our public shareholding was approximately at 86.76%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least 5,00,000. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

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

Insider Trading Regulations

On January 15, 2015, SEBI promulgated the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Revised Insider Trading Regulations”). The Revised Insider Trading Regulations were effective from May 15, 2015 and from such date, the earlier SEBI (Prohibition of Insider Trading) Regulations, 1992 have been repealed. The Revised Insider Trading Regulations covers within its ambit both listed and proposed to be listed securities and in addition with trading, also lists communication or procuring unpublished price sensitive information in violation of the Revised Insider Trading Regulations as an offence. In terms of the Revised Insider Trading Regulations, the promoters, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company as on May 15, 2015 within thirty days of the Revised Insider Trading Regulations coming into effect. A similar disclosure is required to be made by every person subsequently becoming a promoter, key managerial personnel or director of a company, within seven days of such appointment or becoming a promoter. Further, every promoter, employee and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of 1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company.

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Dr. Vishal Sikka, our CEO and MD and Mr. U.B. Pravin Rao, our COO.

Mr. Rao’s employment agreement provides for a monthly salary, bonuses, and benefits including, vacation, medical reimbursements and gratuity contributions. This agreement has a five-year term and either party may terminate the agreement with six months’ notice or as mutually agreed between the parties. There are no benefits payable upon termination of this agreement. Mr. Rao’s employment agreement has been filed previously as an exhibit to the Annual Report on Form 20-F.

Dr. Vishal Sikka’s executive employment agreement which was previously filed as an exhibit to the Annual Report on Form 20-F was replaced, with a new executive employment agreement (New Executive Employment Agreement) following shareholder approval through postal ballot. The New Executive Employment Agreement was effective as of April 1, 2016 and expires on March 31, 2021. The Board of the Company and its Nomination and Remuneration Committee have approved the following compensation:

•	Base pay: an annual base salary of $1,000,000 to be paid in accordance with the Company’s normal practices and subject to withholding taxes;
•	Variable pay: annual performance-based variable pay at a target level of $3,000,000 less applicable tax and subject to the Company’s achievement of fiscal year performance targets set by the Board as described in the postal ballot;
•	Stock compensation: eligible to receive an annual grant of 1) $2,000,000 of fair value in RSUs which vest over time (‘time based RSUs’), subject to continued service and 2) $5,000,000 in performance based equity and stock options, upon achievement of certain performance targets as described in the postal ballot;
•	Employee benefits and paid vacation as applicable to other whole-time directors of the Company
•	Minimum and maximum remuneration: Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to $3,000,000 annually, consisting of $1,000,000 of base salary and $2,000,000 of time-based RSUs. If Dr. Sikka’s performance targets are exceeded, the performance-based payments for variable components of his compensation (variable pay and performance equity) will be capped at 150% of the target compensation for such variable components.

We have agreed with Dr. Sikka to provide each other with 90 days’ notice of termination as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the New Executive Employment Agreement for Dr. Sikka is filed as an exhibit to this Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons services as our director or officer. The form of the indemnification agreement for our directors and officers has been filed previously as an exhibit to the Annual Report on Form 20-F.

During fiscal 2015, we entered into a Restricted Stock Unit Award Agreement with Dr. Vishal Sikka, our Chief Executive Officer and Managing Director. Pursuant to the Restricted Stock Unit Award Agreement, Dr. Sikka was granted 27,067 Restricted Stock Units (the equivalent of 108,268 RSUs after adjustment for the bonus issues). The RSUs vest over a period of 4 years subject to Dr. Sikka’s continued employment and upon achieving certain performance indicators set by the Board or the Nomination and Remuneration Committee from time to time.

The  Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 124,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board (FIPB), or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares cannot be less than the higher of:

a.	the average of the weekly high and low of the volume weighted average price of equity shares on a stock exchange during the 26 weeks prior to the relevant date; and

b.	the average of the weekly high and low volume weighted average prices of equity shares on a stock exchange during the 2 weeks period prior to the relevant date.

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

Investment by Foreign Portfolio Investors

Investments by FPIs is governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations). FPIs are required to be registered with the designated Depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

a.	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;
b.	units of schemes floated by domestic mutual funds, whether listed on a recognized stock exchange or not;
c.	units of schemes floated by a collective investment scheme;
d.	derivatives traded on a recognized stock exchange;
e.	treasury bills and dated government securities;
f.	commercial papers issued by an Indian company;
g.	Rupee denominated credit enhanced bonds;
h.	security receipts issued by asset reconstruction companies;
i.	perpetual debt instruments and debt capital instruments, as specified by the Reserve Bank of India from time to time;
j.	listed and unlisted non-convertible debentures or bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the extant External Commercial Borrowings guidelines;
k.	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the Reserve Bank of India;
l.	Rupee denominated bonds or units issued by infrastructure debt funds;
m.	Indian depository receipts; and
n.	such other instruments specified by the Securities and Exchange Board of India from time to time.

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

In furtherance of the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor (RFPI)’. Accordingly, RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 1998. RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

The individual and aggregate investment limits for the RFPIs should be below 10% or 24% respectively of the total paid-up equity capital or 10% or 24% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI Policy. The aggregate investment limits for the RFPI can also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by itsboard of directors followed by a special resolution to that effect by its shareholders and subject to prior notification to RBI. Portfolio investment, up to aggregate foreign investment level of 49% or sectoral / statutory cap, whichever is lower, will not be subject to either Government approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and/ or control of Indian entities from resident Indian citizens to non-resident entities. RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and Securities and Exchange Board of India from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by Securities and Exchange Board of India from time to time.

Takeover Code

For a detailed description of the Takeover Code, see the section titled “Takeover Code” in Item 10 of this Annual Report.

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

EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a company would be considered a resident in India if its place of effective management in that year is in India. Thus a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from Financial Year 2016-17 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. The final guidelines for determining PoEM are yet to be notified. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. The effective rate of DDT payable by the company is currently 20.3576%. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act 2016 has provided that any income earned by an individual, HUF or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of 10 lacs in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding 10 lacs.

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

The Finance Act, 2015 had increased the surcharge to 12% from 10% which has resulted in the increase in the effective rate of MAT to 21.3416% from 20.9605%.

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

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 w.e.f. July 1, 2012; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 w.e.f. June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% was changed to 0.01% in the Finance Act, 2013. The Finance Act 2016 has increased the rate of STT on sale of an option in securities where option is not exercised to 0.05% from 0.017% per cent at present w.e.f 1st June 2016.

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

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%, including surcharges and cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. Further the Finance Act 2016 has introduced Krishi Kalyan Cess (KKC) effective June 1, 2016 at the rate of 0.5%. Consequently, the service tax rate would be 15% including surcharges and cess.

Material U.S. Federal Income and Estate Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are individual citizens or residents of the United States; corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof (or the District of Columbia); estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a ‘straddle’ or as part of a ‘hedging’ or ‘conversion’ transaction for tax purposes, persons that have a ‘functional currency’ other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, and a court may sustain such an interpretation any of which could affect the tax consequences described below. This summary does not address U.S. federal tax laws other than income or estate tax or any U.S. state or local or non-U.S. tax laws.

EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash (or the fair market value of any other property) with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles; therefore, U.S. holders should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is or has been a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or in the preceding taxable year. The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a U.S. foreign tax credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares generally will be foreign source income for purposes of computing the U.S. foreign tax credit allowable to a U.S. holder. . The rules governing U.S. foreign tax credits are very complex and each U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under such holder’s particular circumstances.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars on the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Furthermore, any such gain or loss recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. The sale of equity shares or ADSs by a U.S. holder may be subject to certain taxes in India. See the section titled “Taxation - Indian Taxation - Taxation of Capital Gains” in Item 10 of this Annual Report for additional information Due to limitations on the use of foreign tax credits, however, a U.S. holder may not be able to utilize such taxes as a credit against the U.S. holder’s federal income tax liability resulting from such sale.

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

Additional Tax on Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

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

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report the required information could become subject to substantial penalties. Each U.S. holder should consult his, her or its own tax advisor concerning its obligation to file Internal Revenue Service Form 8938.

Passive foreign investment company. A non-U.S. corporation generally will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or
•	on average for the taxable year, 50% or more of the value of its assets (as of the end of each quarter of its taxable year) is attributable to assets that produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2016. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•	may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•	would be able to avoid the ‘excess distribution’ rules described above by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro-rata share of undistributed amounts of our income, however we do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election; or

•	may avoid the ‘excess distribution’ rules described above if the applicable equity shares or ADSs are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares or ADSs each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year. Our ADSs are traded on the NYSE and our equity shares are traded on the National Stock Exchange and Bombay Stock Exchange. As such, a U.S. holder may be able to make a mark-to-market election with respect to our ADSs or equity shares; and

•	will generally be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621, unless certain exemptions apply.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE RELEVANT TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION.

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Electronics City, Hosur Road, Bangalore -560 100.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

This information is set forth under the section titled ‘Operating and Financial Review and Prospects’ is as set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

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

If any tax or other governmental charge is payable by the holders and / or beneficial owners of ADSs to the depositary, the depositary, the custodian or we may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and / or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary

During fiscal 2016, expenses in an aggregate amount of approximately $146,150 have been borne by the depositary in relation to our ADS program, including approximately:

•	$134,800 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•	$ 11,350 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2016, the Depositary has made payments to Infosys totaling to approximately $12 million (post deduction of withholding tax) for investor relations activities related to the ADR program that took place in fiscal 2016 and fiscal 2015, including the production of annual reports and Form 20-F filings, NYSE listing fees, road shows, production of investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, participation in retail investor activities, broker conferences, analyst events, etc.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited Infosys Limited’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016, and the related financial statement schedule II and our report dated May 18, 2016 expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule II.

KPMG

Bangalore, India
May 18, 2016

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Ms. Roopa Kudva is a member of our Board and is a member of its Audit Committee and its Chairperson. Ms. Kudva is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our Board has adopted the Code of Conduct and Ethics which is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The Code of Conduct and Ethics has been filed previously as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy has also been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2016 and 2015:

(Dollars in millions)

Type of Service	Fiscal 2016	Fiscal 2015	Description of Services
(a) Audit Fees	1.4	1.2	Audit and review of financial statements
(b) Tax fees	–	0.5	Tax returns, filing and advisory services
(c) All Other Fees	0.3	0.1	Due diligence and other advisory services
Total	1.7	1.8

Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any audit and non-audit services. We disclose to our Audit Committee the nature of services that will be provided and the fees to be paid for the services. All of the audit and non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section 303A of the Listed Company Manual of the NYSE provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Section 303A of the NYSE Listed Company Manual, provided that such foreign private issuer must:

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

Under our listing agreements with Indian stock exchanges, we have a Stakeholders Relationship Committee which is not a requirement under the NYSE Listed Company Manual.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and shareholders of Infosys Limited

In connection with the March 31, 2016 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bangalore, India May 18, 2016	Roopa Kudva Chairperson and Audit Committee Financial Expert	R. Seshasayee Member, Audit committee	Prof. Jeffrey S. Lehman Member, Audit committee

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

KPMG has confirmed that it audits the company's consolidated financial statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors has appointed an Audit Committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bangalore, India May 18, 2016	M. D. Ranganath Chief Financial Officer	Dr.Vishal Sikka Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II (financial statement schedule). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 18, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India
May 18, 2016

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

 (Dollars in millions except equity share data)

	Note	2016	2015
ASSETS
Current assets
Cash and cash equivalents	2.1	4,935	4.859
Available-for-sale financial assets	2.2	11	140
Trade receivables		1,710	1,554
Unbilled revenue		457	455
Prepayments and other current assets	2.4	672	527
Derivative financial instruments	2.7	17	16
Total current assets		7,802	7,551
Non-current assets
Property, plant and equipment	2.5	1,589	1,460
Goodwill	2.6	568	495
Intangible assets	2.6	149	102
Investment in associate		16	15
Available-for-sale financial assets	2.2	273	215
Deferred income tax assets	2.16	81	85
Income tax assets	2.16	789	654
Other non-current assets	2.4	111	38
Total non-current assets		3,576	3,064
Total assets		11,378	10,615
LIABILITIES AND EQUITY
Current liabilities
Trade payables		58	22
Derivative financial instruments	2.7	1	–
Current income tax liabilities	2.16	515	451
Client deposits		4	4
Unearned revenue		201	168
Employee benefit obligations		202	171
Provisions	2.8	77	77
Other current liabilities	2.9	940	927
Total current liabilities		1,998	1,820
Non-current liabilities
Deferred income tax liabilities	2.16	39	25
Other non-current liabilities	2.9	17	8
Total liabilities		2,054	1,853
Equity
Share capital - 5/- ($0.16) par value 2,400,000,000 (1,200,000,000) authorized equity shares, issued and outstanding 2,285,621,088 (1,142,805,132) equity shares, net of 11,323,576 (5,667,200) treasury shares each as of March 31, 2016 (March 31, 2015)		199	109
Share premium		570	659
Retained earnings		11,083	10,090
Other reserves		–	–
Other components of equity		(2,528)	(2,096)
Total equity attributable to equity holders of the company		9,324	8,762
Non-controlling interests		–	–
Total equity		9,324	8,762
Total liabilities and equity		11,378	10,615
Commitments and contingent liabilities	2.5, 2.8, and 2.16

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)

	Note	2016	2015	2014
Revenues		9,501	8,711	8,249
Cost of sales		5,950	5,374	5,292
Gross profit		3,551	3,337	2,957
Operating expenses:
Selling and marketing expenses		522	480	431
Administrative expenses		654	599	547
Total operating expenses		1,176	1,079	978
Operating profit		2,375	2,258	1,979
Other income, net	2.13	476	560	440
Share in associate's profit / (loss)		–	–	–
Profit before income taxes		2,851	2,818	2,419
Income tax expense	2.16	799	805	668
Net profit		2,052	2,013	1,751
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability / asset	2.11 and 2.16	(2)	(8)	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2 and 2.16	6	14	(17)
Exchange differences on translation of foreign operations		(436)	(375)	(616)
Total other comprehensive income, net of tax		(432)	(369)	(633)
Total comprehensive income		1,620	1,644	1,118
Profit attributable to:
Owners of the company		2,052	2,013	1,751
Non-controlling interests		–	–	–
		2,052	2,013	1,751
Total comprehensive income attributable to:
Owners of the company		1,620	1,644	1,118
Non-controlling interests		–	–	–
		1,620	1,644	1,118
Earnings per equity share
Basic ($)		0.90	0.88	0.77
Diluted ($)		0.90	0.88	0.77
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		2,285,616,160	2,285,610,264	2,285,610,264
Diluted		2,285,718,894	2,285,642,940	2,285,610,264

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2013	571,402,566	64	704	7,666	–	(1,103)	7,331
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	–	(519)	–	–	(519)
Change in accounting policy - Adoption of Revised IAS 19	–	–	–	(6)	–	9	3
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	–	(17)	(17)
Net profit	–	–	–	1,751	–	–	1,751
Exchange differences on translation of foreign operations	–	–	–	–	–	(616)	(616)
Balance as of March 31, 2014	571,402,566	64	704	8,892	–	(1,727)	7,933
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue (1) (Refer to Note 2.12)	571,402,566	45	–	–	–	–	45
Amount utilized for bonus issue (1) (Refer to Note 2.12)	–	–	(45)	–	–	–	(45)
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	(8)	(8)
Dividends (including corporate dividend tax)	–	–	–	(815)	–	–	(815)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	–	14	14
Net profit	–	–	–	2,013	–	–	2,013
Exchange differences on translation of foreign operations	–	–	–	–	–	(375)	(375)
Balance as of March 31, 2015	1,142,805,132	109	659	10,090	–	(2,096)	8,762
Changes in equity for the year ended March 31, 2016
Shares issued on exercise of employee stock options	10,824	–	–	–	–	–	–
Increase in share capital on account of bonus issue(1)(Refer to Note 2.12)	1,142,805,132	90	–	–	–	–	90
Amount utilized for bonus issue(1) (Refer to Note 2.12)	–	–	(90)	–	–	–	(90)
Transfer to other reserves	–	–	–	(89)	89	–	–
Transfer from other reserves on utilization	–	–	–	89	(89)	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	1	–	–	–	1
Remeasurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(1,059)	–	–	(1,059)
Fair value changes on available–for–sale financial assets, net of tax effect (Refer to Note 2.2 and 2.16)	–	–	–	–	–	6	6
Net profit	–	–	–	2,052	–	–	2,052
Exchange differences on translation of foreign operations	–	–	–	–	–	(436)	(436)
Balance as of March 31, 2016(3)	2,285,621,088	199	570	11,083	–	(2,528)	9,324

(1)	net of treasury shares
(2)	excludes treasury shares of 11,323,576 as of March 31, 2016, 5,667,200 as of March 31, 2015 and 2,833,600 as of March 31, 2014 and April 1, 2013, held by consolidated trust
(3)	Balance in cash flow hedging reserve as on March 31, 2016 is Nil

The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(Dollars in millions)

	Note	2016	2015	2014
Operating activities:
Net profit		2,052	2,013	1,751
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	222	175	226
Income on available–for–sale financial assets and certificates of deposit		(27)	(48)	(44)
Income tax expense	2.16	799	805	668
Effect of exchange rate changes on assets and liabilities		10	15	8
Deferred purchase price	2.3	23	41	31
Provisions for doubtful trade receivable		(7)	29	23
Other adjustments		26	12	3
Changes in working capital
Trade receivables		(225)	(240)	(232)
Prepayments and other assets		(220)	(81)	(60)
Unbilled revenue		(27)	(6)	(62)
Trade payables		37	(3)	5
Client deposits		–	(2)	1
Unearned revenue		43	45	(27)
Other liabilities and provisions		48	103	350
Cash generated from operations		2,754	2,858	2,641
Income taxes paid	2.16	(892)	(1,102)	(638)
Net cash provided by operating activities		1,862	1,756	2,003
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(413)	(367)	(451)
Investment in associate		–	(15)	–
Payment for acquisition of business, net of cash acquired		(117)	(206)	–
Loans to employees		(11)	(1)	(4)
Deposits placed with corporation		(22)	(22)	(37)
Income from available–for–sale financial assets and certificates of deposit		26	54	33
Investment in quoted debt securities		(46)	–	(154)
Investment in certificates of deposit		–	–	(210)
Redemption of certificates of deposit		–	135	74
Investment in liquid mutual funds		(3,676)	(3,901)	(3,731)
Redemption of liquid mutual funds		3,795	4,098	3,681
Investment in fixed maturity plan securities		–	(5)	(24)
Redemption in fixed maturity plan securities		5	25	–
Investment in preference securities		(12)	–	–
Investment in other available–for–sale financial assets		(3)	–	–
Net cash used in investing activities		(474)	(205)	(823)
Financing activities:
Payment of dividends (including corporate dividend tax)		(1,059)	(815)	(519)
Net cash used in financing activities		(1,059)	(815)	(519)
Effect of exchange rate changes on cash and cash equivalents		(253)	(208)	(351)
Net increase in cash and cash equivalents		329	736	661
Cash and cash equivalents at the beginning	2.1	4,859	4,331	4,021
Cash and cash equivalents at the end	2.1	4,935	4,859	4,331
Supplementary information:
Restricted cash balance	2.1	74	58	53

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the ”Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are authorized for issue by the company's Board of Directors on May 18, 2016.

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

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for all the quarters during the year might not always add up to the year figures reported in this statement.

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

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

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

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (also refer to Note 2.16).

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

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

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

1.9 Employee benefits

1.9.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

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

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.9.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.9.3 Provident fund

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

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond their monthly contributions.

1.9.4 Compensated absences

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

1.10 Share-based compensation

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

1.11 Earnings per equity share

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

1.12 Goodwill

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

1.13 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

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

1.14 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

a. Non-derivative financial instruments

i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

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

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

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

1.15 Impairment

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

1.16 Fair value of financial instruments

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

1.17 Provisions

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

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

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

1.18 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in U.S.dollars (rounded off to the nearest million).

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

The translation of financial statements of the foreign subsidiaries to the presentation currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.19 Income taxes

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

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has elected to early adopt the standard effective April 1, 2016 and the impact on the consolidated financial statements is not material.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Cash and bank deposits	4,139	4,192
Deposits with financial institution	796	667
	4,935	4,859

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of $74 million and $58 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current accounts
ANZ Bank, Taiwan	2	1
Banamex Bank, Mexico	1	2
Bank of America, USA	103	115
Bank of America, Mexico	3	4
Bank of Zachodni WBK S.A., Poland	1	1
Barclays Bank, UK	3	2
Bank Leumi, Israel (US Dollar Account)	3	1
Bank Leumi, Israel (Israeli Sheqel account)	2	2
China Merchants Bank, China	1	1
Citibank N.A., Australia	11	4
Citibank N.A., Brazil	1	4
Citibank N.A., China	10	3
Citibank N.A., China (U.S. Dollar account)	11	4
Citibank N.A., Costa Rica	–	1
Citibank N.A., Japan	2	3
Citibank N.A., Czech Republic	–	1
Citibank N.A., India	–	1
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	1
Citibank N.A., USA	9	–
Commerzbank, Germany	3	3
Crédit Industrial et Commercial Bank, France	1	–
Deutsche Bank, Belgium	9	2
Deutsche Bank, Malaysia	1	–
Deutsche Bank, Czech Republic	2	1
Deutsche Bank, Czech Republic (U.S. dollar account)	4	3
Deutsche Bank, France	2	–
Deutsche Bank, Germany	3	1
Deutsche Bank, India	1	1
Deutsche Bank, Netherlands	1	–
Deutsche Bank, Philippines	2	1
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	1	3
Deutsche Bank, Singapore	1	1
Deutsche Bank, United Kingdom	26	4
Deutsche Bank-EEFC (Swiss Franc account)	1	1
Deutsche Bank-EEFC (Euro account)	5	1
Deutsche Bank-EEFC (U.S. dollar account)	15	1
Deutsche Bank-EEFC, India (United Kingdom Pound Sterling account)	1	1
HSBC Bank, Brazil	1	1
HSBC Bank, Hong Kong	–	7
ICICI Bank, India	11	5
ICICI Bank-EEFC, India (U.S. dollar account)	2	2
Nordbanken, Sweden	2	1
Raiffeisen Bank, Czech Republic	1	–
Raiffeisen Bank, Romania	1	–
Royal Bank of Canada, Canada	12	3
Royal Bank of Scotland, China	–	7
Royal Bank of Scotland, China (U.S. Dollar account)	–	7
State Bank of India, India	1	–
Punjab National Bank, India	1	1
Silicon Valley Bank, USA	1	11
Silicon Valley Bank (Euro account)	10	3
Silicon Valley Bank (United .Kingdom Pound Sterling account)	3	1
Union Bank of Switzerland, AG	2	2
Union Bank of Switzerland, AG (U.S. dollar account)	4	–
Union Bank of Switzerland, AG (Euro account)	2	1
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	1	–
Wells Fargo Bank N.A., USA	3	6
Westpac, Australia	1	1
	303	236
Deposit accounts
Andhra Bank, India	143	27
Allahabad Bank, India	–	32
Axis Bank, India	202	239
Bank of Baroda, India	–	383
Bank of India, India	11	431
Canara Bank, India	339	501
Central Bank of India, India	232	221
Citibank, India	19	–
Corporation Bank, India	194	204
Deutsche Bank, Poland	36	19
Development Bank of Singapore, Singapore	–	6
HDFC Bank, India	400	336
ICICI Bank, India	634	507
IDBI Bank, India	287	137
Indusind Bank, India	38	12
ING Vysya Bank, India	–	16
Indian Overseas Bank, India	189	104
Jammu and Kashmir Bank, India	4	–
Kotak Mahindra Bank, India	81	1
National Australia Bank Limited, Australia	–	14
Oriental Bank of Commerce, India	297	253
Punjab National Bank, India	3	95
State Bank of India, India	357	9
South Indian Bank, India	3	4
Syndicate Bank, India	191	65
Union Bank of India, India	21	168
Vijaya Bank, India	46	75
Yes Bank, India	109	97
	3,836	3,956
Deposits with financial institution
HDFC Limited, India	796	667
	796	667
Total	4,935	4,859

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity and preference securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	10	135
Quoted debt securities:
Cost	1	–
Gross unrealized holding gains/(losses)	–	–
Fair value	1	–
Fixed Maturity Plan Securities
Cost	–	5
Gross unrealized holding gains	–	–
Fair value	–	5
	11	140
Non-Current
Quoted debt securities:
Cost	250	216
Gross unrealized holding gains / (losses)	6	(1)
Fair value	256	215
Unquoted equity and preference securities:
Cost	14	–
Gross unrealized holding gains	–	–
Fair value	14	–
Others:
Cost	3	–
Gross unrealized holding gains	–	–
Fair value	3	–
	273	215
Total available-for-sale financial assets	284	355

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of March 31, 2016 and March 31, 2015 was $10 million and $135 million, respectively. The fair value is based on quoted prices.

Fixed maturity plan securities:

During the year ended March 31, 2016, the company redeemed fixed maturity plans securities of $5 million. On redemption, the unrealized gain of less than $1 million pertaining to these securities has been reclassified from other comprehensive income to profit or loss.

The fair value of fixed maturity plan securities as of March 31, 2015 is $5 million. The fair value was based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015. The net unrealized gain of less than $1 million, net of taxes has been recognized in other comprehensive income for the year ended March 31, 2015.

During the year ended March 31, 2015, the company redeemed fixed maturity plans securities of $19 million. On redemption, the unrealised gain of $1 million, net of taxes of $1 million, pertaining to these securities has been reclassified from other comprehensive income to profit or loss during the year ended March 31, 2015. The net unrealized gain of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2014 (Refer to note 2.16).

Quoted debt securities:

The fair value of the quoted debt securities as of March 31, 2016 and March 31, 2015 is $257 million and $215 million, respectively. The net unrealized gain of $6 million net of taxes of $1 million, has been recognized in other comprehensive income for the year ended March 31, 2016. The net unrealized gain of $15 million net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2015. The net unrealized loss of $18 million, net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value is based on the quoted prices and market observable inputs (Refer to note 2.16).

2.3 Business combinations

McCamish

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

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. During the year ended March 31, 2016, the liability towards post-acquisition employee remuneration expense was settled.

For fiscal 2016, 2015 and 2014, a post-acquisition employee remuneration expense of $23 million, $41 million and $31 million, respectively, is recorded in cost of sales in the statement of comprehensive income.

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

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was $225 million.

The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2015.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	6	–	6
Intangible assets – technology	–	21	21
Intangible assets – trade name	–	2	2
Intangible assets – customer contracts and relationships	–	27	27
Deferred tax liabilities on intangible assets	–	(20)	(20)
	6	30	36
Goodwill			71
Total purchase price			107

* Includes cash and cash equivalents acquired of $4 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash Paid	91
Fair value of contingent consideration	16
Total purchase price	107

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC, a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	6	–	6
Intangible assets – technical know-how	–	4	4
Intangible assets – trade name	–	4	4
Intangible assets – customer contracts and relationships	–	18	18
	6	26	32
Goodwill			5
Total purchase price			37

* Includes cash and cash equivalents acquired of $3 million.

Goodwill of $1 million is tax deductible.

The gross amount of trade receivables acquired and its fair value is $4 million and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

 (Dollars in millions)

Component	Consideration settled
Cash Paid	33
Fair value of contingent consideration	4
Total purchase price	37

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ending December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2016, a post-acquisition employee remuneration expense of $8 million has been recorded in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

EdgeVerve Systems Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorised the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of $70 million (421 crore) with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore (approximately $491 million) and 177 crore (approximately $27 million) for Finacle and Edge Services, respectively.

The consideration was settled through issue of 850,000,000 equity shares amounting to 850 crore (approximately $129 million) and 254,900,000 non-convertible redeemable debentures amounting to 2,549 crore (approximately $389 million) in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Rental deposits	2	4
Security deposits	1	1
Loans and advances to employees	46	35
Prepaid expenses (1)	30	16
Interest accrued and not due	106	63
Withholding taxes (1)	272	218
Deferred contract cost (1)	7	–
Deposit with corporation	187	176
Advance payments to vendors for supply of goods (1)	17	13
Other assets	4	1
	672	527
Non-current
Loans and advances to employees	4	5
Security deposits	12	11
Deposit with corporation	9	9
Prepaid gratuity (1)	1	4
Prepaid expenses (1)	13	1
Deferred contract cost (1)	50	–
Rental deposits	22	8
	111	38
	783	565
Financial assets in prepayments and other assets	393	313

(1)	Non-financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	2,257
Additions	9	68	76	168	40	1	362
Deletions	–	–	(1)	(60)	(1)	(2)	(64)
Translation difference	(15)	(53)	(20)	(28)	(10)	(1)	(127)
Gross carrying value as of March 31, 2016	244	955	392	615	218	4	2,428
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Depreciation	(1)	(33)	(49)	(84)	(24)	(1)	(192)
Accumulated depreciation on deletions	–	–	1	36	1	1	39
Translation difference	1	18	12	18	6	–	55
Accumulated depreciation as of March 31, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Capital work-in-progress as of March 31, 2016							286
Carrying value as of March 31, 2016	241	623	149	220	69	1	1,589
Capital work-in-progress as of April 1, 2015							230
Carrying value as of April 1, 2015	247	623	130	170	57	3	1,460

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	1,933
Additions	69	139	69	124	30	1	432
Acquisitions through business combination (Refer to note 2.3)	–	–	–	2	1	–	3
Deletions	–	–	(3)	(13)	(3)	(1)	(20)
Translation difference	(9)	(38)	(13)	(22)	(9)	–	(91)
Gross carrying value as of March 31, 2015	250	940	337	535	189	6	2,257
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	(922)
Accumulated depreciation on acquired assets (Refer to note 2.3)	–	–	–	(1)	–	–	(1)
Depreciation	(3)	(31)	(42)	(63)	(24)	(1)	(164)
Accumulated depreciation on deletions	–	–	2	11	3	1	17
Translation difference	–	14	8	16	6	(1)	43
Accumulated depreciation as of March 31, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Capital work-in-progress as of March 31, 2015							230
Carrying value as of March 31, 2015	247	623	130	170	57	3	1,460
Capital work-in-progress as of April 1, 2014							305
Carrying value as of April 1, 2014	190	539	109	116	53	4	1,316

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2013	157	773	231	347	147	5	1,660
Additions	48	136	73	125	33	2	417
Deletions	–	–	(1)	(5)	–	(1)	(7)
Translation difference	(15)	(70)	(19)	(23)	(10)	–	(137)
Gross carrying value as of March 31, 2014	190	839	284	444	170	6	1,933
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	(775)
Depreciation	–	(49)	(35)	(109)	(21)	–	(214)
Accumulated depreciation on deletions	–	–	–	4	–	1	5
Translation difference	–	24	14	17	7	–	62
Accumulated depreciation as of March 31, 2014	–	(300)	(175)	(328)	(117)	(2)	(922)
Capital work-in-progress as of March 31, 2014							305
Carrying value as of March 31, 2014	190	539	109	116	53	4	1,316
Capital work-in-progress as of April 1, 2013							306
Carrying value as of April 1, 2013	157	498	77	107	44	2	1,191

During the three months ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $95 million and $99 million as of March 31, 2016 and March 31, 2015, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $224 million and $252 million as of March 31, 2016 and March 31, 2015, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Carrying value at the beginning	495	360
Goodwill on Panaya acquisition (Refer to note 2.3)	–	174
Goodwill on Kallidus d.b.a Skava acquisition (Refer to note 2.3)	71	–
Goodwill on Noah acquisition (Refer to note 2.3)	5	–
Translation differences	(3)	(39)
Carrying value at the end	568	495

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Chief Operating Decision Maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

The following table presents the allocation of goodwill to operating segments:

(Dollars in millions)

Segments	As of
March 31, 2016
Financial services	128
Manufacturing	64
Retail, Consumer packaged goods and Logistics	87
Life Sciences, Healthcare and Insurance	99
Energy & utilities, Communication and Services	119
497
Operating segments without significant goodwill	71
Total	568

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPO, Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGUs, which are represented by the entity‘s operating segment.

The entire goodwill from Noah acquisition has been allocated to the group of CGU’s which is represented by the Energy & Utilities, Communication & Services segment.

The following table gives the breakup of goodwill to operating segments as at March 31, 2015:

(Dollars in millions)

Segments	As of
March 31, 2015
Financial services	106
Manufacturing	105
Energy, communication and services	51
Resources and utilities	23
Life sciences and healthcare	31
Insurance	58
Retail, consumer packaged goods, logistics	76
Growth markets	45
Total	495

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

As at March 31,	2016	2015
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	14.2	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2015	72	42	3	2	11	8	5	143
Additions through business combinations (Refer to note 2.3)	45	21	–	–	–	6	4	76
Deletion	–	–	–	(2)	–	–	–	(2)
Translation differences	–	(1)	–	–	–	–	1	–
Gross carrying value as of March 31, 2016	117	62	3	–	11	14	10	217
Accumulated amortization as of April 1, 2015	(26)	(3)	(3)	(2)	(1)	(5)	(1)	(41)
Amortization expense	(20)	(6)	–	–	–	(1)	(3)	(30)
Deletion	–	–	–	2	–	–	–	2
Translation differences	–	–	–	–	–	1	–	1
Accumulated amortization as of March 31, 2016	(46)	(9)	(3)	–	(1)	(5)	(4)	(68)
Carrying value as of March 31, 2016	71	53	–	–	10	9	6	149
Carrying value as of April 1, 2015	46	39	–	–	10	3	4	102
Estimated Useful Life (in years)	3–10	8–10	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–7	7–9	–	–	45	2–9	2–5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2015:

(Dollars in millions)

	Customer related	Software related	Sub–contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2014	64	6	3	2	11	5	1	92
Additions through business combinations (Refer to note 2.3)	13	39	–	–	–	3	4	59
Deletion	–	(3)	–	–	–	–	–	(3)
Translation differences	(5)	–	–	–	–	–	–	(5)
Gross carrying value as of March 31, 2015	72	42	3	2	11	8	5	143
Accumulated amortization as of April 1, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Amortization expense	(7)	(2)	–	–	(1)	(1)	–	(11)
Deletion	–	3	–	–	–	–	–	3
Translation differences	2	–	–	–	–	–	–	2
Accumulated amortization as of March 31, 2015	(26)	(3)	(3)	(2)	(1)	(5)	(1)	(41)
Carrying value as of March 31, 2015	46	39	–	–	10	3	4	102
Carrying value as of April 1, 2014	43	2	–	–	11	1	–	57
Estimated Useful Life (in years)	3-10	10	3	–	50	2-10	3
Estimated Remaining Useful Life (in years)	2-8	10	–	–	46	10	3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2013	62	6	4	2	11	5	2	92
Additions	–	–	–	–	–	–	–	–
Translation differences	2	–	(1)	–	–	–	(1)	–
Gross carrying value as of March 31, 2014	64	6	3	2	11	5	1	92
Accumulated amortization as of April 1, 2013	(14)	(5)	(2)	(2)	–	(1)	–	(24)
Amortization expense	(7)	(1)	(1)	–	–	(2)	(1)	(12)
Translation differences	–	2	–	–	–	(1)	–	1
Accumulated amortization as of March 31, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Carrying value as of March 31, 2014	43	2	–	–	11	1	–	57
Carrying value as of April 1, 2013	48	1	2	–	11	4	2	68
Estimated Useful Life (in years)	2-10	5	3	–	50	2	–
Estimated Remaining Useful Life (in years)	1-9	3	1	–	47	1	–

The aggregate amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the years ended March 31, 2016, 2015 and 2014 were $108 million, $110 million and $147 million, respectively.

2.7 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

 (Dollars in millions)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Derivative-Hedging Instruments	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note to 2.1)	4,935	–	–	–	–	4,935
Available–for–sale financial assets (Refer to Note 2.2)	–	–	–	284	–	284
Trade receivable	1,710	–	–	–	–	1,710
Unbilled revenue	457	–	–	–	–	457
Prepayments and other assets (Refer to Note 2.4)	393	–	–	–	–	393
Derivative financial instruments	–	17	–	–	–	17
Total	7,495	17	–	284	–	7,796
Liabilities:
Trade payables	–	–	–	–	58	58
Derivative financial instruments	–	1	–	–	–	1
Client deposits	–	–	–	–	4	4
Employee benefit obligations	–	–	–	–	202	202
Other liabilities including contingent consideration (Refer to Note 2.9)	–	17	–	–	737	754
Total	–	18	–	–	1,001	1,019

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer to Note to 2.1)	4,859	–	–	–	4,859
Available–for–sale financial assets (Refer to Note 2.2)	–	–	355	–	355
Trade receivable	1,554	–	–	–	1,554
Unbilled revenue	455	–	–	–	455
Prepayments and other assets (Refer to Note 2.4)	313	–	–	–	313
Derivative financial instruments	–	16	–	–	16
Total	7,181	16	355	–	7,552
Liabilities:
Trade payables	–	–	–	22	22
Derivative financial instruments	–	–	–	–	–
Client deposits	–	–	–	4	4
Employee benefit obligations	–	–	–	171	171
Other liabilities (Refer to Note 2.9)	–	–	–	782	782
Total	–	–	–	979	979

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

(Dollars in millions)

	As of March 31, 2016	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	10	10	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	257	57	200	–
Available- for- sale financial asset- Investments in equity and preference securities (Refer Note 2.2)	14	–	–	14
Available- for- sale financial asset- others (Refer Note 2.2)	3	–	–	3
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	17	–	17	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	1	–	1	–
Liability towards contingent consideration (Refer note 2.9)*	17	–	–	17

* Discounted $20 million at 13.7%.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

During the year ended March 31, 2016, quoted debt securities of $50 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

(Dollars in millions)

	As of March 31, 2015	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual funds (Refer to Note 2.2)	135	135	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	5	–	5	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	97	118	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Interest income on deposits and certificates of deposit (Refer to Note 2.13)	385	430	356
Income from available-for-sale financial assets (Refer to Note 2.13)	27	43	37
	412	473	393

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details with respect to outstanding foreign exchange forward and option contracts:

(In millions)

	As of
	March 31, 2016	March 31, 2015
Forward contracts
In U.S. dollars	510	716
In Euro	100	67
In United Kingdom Pound Sterling	65	73
In Australian dollars	55	98
In Canadian dollars	–	12
In Singapore dollars	–	25
In Swiss Franc	25	–
Option contracts
In U.S. dollars	125	–

The Group recognized a net gain of $4 million, a net gain of $85 million and a net loss of $40 million on derivative financial instruments for the year ended March 31, 2016, 2015 and 2014, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Not later than one month	238	237
Later than one month and not later than three months	516	605
Later than three months and not later than one year	157	155
	911	997

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

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Aggregate amount of outstanding forward and option contracts	911	997
Gain on outstanding forward and option contracts	17	16
Loss on outstanding forward and option contracts	1	–

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	170	25	30	26	91	342
Trade receivables	1,141	193	109	90	105	1,638
Unbilled revenue	282	56	29	17	38	422
Other assets	14	6	4	2	12	38
Trade payables	(19)	(11)	(11)	(1)	(11)	(53)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(119)	(23)	(18)	(5)	(33)	(198)
Employee benefit obligations	(87)	(12)	(7)	(25)	(19)	(150)
Other liabilities	(159)	(20)	(5)	(6)	(32)	(222)
Net assets / (liabilities)	1,220	214	131	98	150	1,813

The following table analyzes foreign currency risk from financial instruments as of March 31, 2015:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	159	9	7	19	66	260
Trade receivables	1,075	166	87	75	96	1,499
Unbilled revenue	274	53	20	16	40	403
Other assets	13	5	3	1	10	32
Trade payables	(9)	(2)	–	–	(10)	(21)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(120)	(23)	(13)	(4)	(26)	(186)
Employee benefit obligations	(70)	(9)	(6)	(21)	(17)	(123)
Other liabilities	(122)	(19)	(4)	(3)	(101)	(249)
Net assets / (liabilities)	1,197	180	94	83	57	1,611

For the years ended March 31, 2016, 2015 and 2014, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50%, 0.52% and 0.48%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,710 million and $1,554 million as of March 31, 2016 and March 31, 2015, respectively and unbilled revenue amounting to $457 million and $455 million as of March 31, 2016 and March 31, 2015, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

 (In %)

	Year ended March 31,
	2016	2015	2014
Revenue from top customer	3.6	3.3	3.8
Revenue from top five customers	13.8	13.5	14.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and financial institution with high credit ratings assigned by international and domestic credit rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity and preference securities. Certificates of deposit represent funds deposited at a bank for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,258 million and $1,174 million as of March 31, 2016 and March 31, 2015, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $2 million and $4 million as of March 31, 2016 and March 31, 2015, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $42 million and $55 million as of March 31, 2016 and March 31, 2015, respectively that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	March 31, 2016	March 31, 2015
Less than 30	314	263
31 – 60	71	55
61 – 90	46	14
More than 90	21	48
	452	380

The reversal of provision for doubtful trade receivables for the year ended March 31, 2016 is $7 million. The provisions for doubtful trade receivables for the year ended March 31, 2015 and 2014 was $29 million and $23 million, respectively.

The movement in the provisions for doubtful trade receivables is as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Balance at the beginning	59	36	17
Translation differences	(3)	(4)	–
Provisions for doubtful trade receivables	(7)	29	23
Trade receivables written off	(5)	(2)	(4)
Balance at the end	44	59	36

Liquidity risk

As of March 31, 2016, the Group had a working capital of $5,804 million including cash and cash equivalents of $4,935 million and current available-for-sale financial assets of $11 million. As of March 31, 2015, the Group had a working capital of $5,731 million including cash and cash equivalents of $4,859 million, current available-for-sale financial assets of $140 million.

As of March 31, 2016 and March 31, 2015, the outstanding employee benefit obligations were $202 million and $171 million, respectively, which have been substantially funded. Further, as of March 31, 2016 and March 31, 2015, the group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

 (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	58	–	–	–	58
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition - Refer to note 2.9)	732	4	1	–	737
Liability towards acquisitions on an undiscounted basis (including contingent consideration) - (Refer to Note 2.9)	13	7	–	–	20

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	22	–	–	–	22
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer to note 2.9)	704	–	–	–	704
Liability towards acquisitions on an undiscounted basis (Refer to Note 2.9)	84	–	–	–	84

As of March 31, 2016 and March 31, 2015, the Group had outstanding financial guarantees of $8 million and $7 million, respectively towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2016 and March 31, 2015.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	March 31, 2016		March 31, 2015
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	18	(2)	17	(1)
Amount set off	(1)	1	(1)	1
Net amount presented in balance sheet	17	(1)	16	–

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Provision for post sales client support and other provisions	77	77
	77	77

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Year ended March 31,
2016
Balance at the beginning	77
Translation differences	1
Provision recognized / (reversed)	16
Provision utilized	(17)
Balance at the end	77

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2016 and March 31, 2015, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.16) amounted to $42 million (277 crore) and $42 million (261 crore), respectively.

2.9 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Accrued compensation to employees	342	337
Accrued expenses	331	318
Withholding taxes payable (1)	196	145
Retainage	12	8
Liabilities of controlled trusts	25	28
Accrued gratuity	–	1
Liability towards acquisition of business	–	78
Liability towards contingent consideration (Refer note 2.3)	12	–
Others	22	12
	940	927
Non-current
Liability towards contingent consideration (Refer note 2.3)	5	–
Accrued compensation to employees	5	–
Deferred income - government grant on land use rights (1)	7	8
	17	8
	957	935
Financial liabilities included in other liabilities	754	782
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer note 2.3	20	84

(1)	Non-financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.10 Expenses by nature

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Employee benefit costs	5,236	4,862	4,746
Deferred purchase price pertaining to acquisition (Refer to Note 2.3)	23	41	31
Depreciation and amortization charges (Refer to Note 2.5 and 2.6)	222	175	226
Travelling costs	345	297	280
Consultancy and professional charges	118	68	83
Rates and taxes	17	21	17
Cost of software packages for own use	113	139	129
Third party items bought for service delivery to clients	81	31	32
Communication costs	68	82	72
Cost of technical sub-contractors	537	354	322
Power and fuel	33	36	36
Repairs and maintenance	160	124	95
Commission to non-whole time directors	1	2	2
Branding and marketing expenses	44	26	22
Provision for post-sales client support	1	6	8
Provisions for doubtful trade receivables (Refer to Note 2.7)	(7)	29	23
Operating lease payments (Refer to Note 2.14)	55	50	53
Insurance charges	9	9	9
Contribution towards Corporate Social Responsibility	33	42	–
Others (Refer to Note 2.20)	37	59	84
Total cost of sales, selling and marketing expenses and administrative expenses	7,126	6,453	6,270

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2016 and March 31, 2015:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Change in benefit obligations
Benefit obligations at the beginning	131	118
Service cost	18	16
Interest expense	9	10
Remeasurements - Actuarial losses / (gains)	3	11
Benefits paid	(11)	(19)
Translation differences	(8)	(5)
Benefit obligations at the end	142	131
Change in plan assets
Fair value of plan assets at the beginning	134	120
Interest Income	10	11
Remeasurements – Returns on plan assets excluding amounts included in interest income	1	1
Contributions	17	26
Benefits paid	(11)	(19)
Translation differences	(8)	(5)
Fair value of plan assets at the end	143	134
Funded status	1	3
Prepaid gratuity benefit	1	4
Accrued gratuity	–	(1)

Net gratuity cost for the year ended March 31, 2016, 2015 and 2014 comprises the following components:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Service cost	18	16	16
Net interest on the net defined benefit liability / asset	(1)	(1)	–
Net gratuity cost	17	15	16

Amount for the fiscal 2016, 2015 and 2014 recognized in statement of other comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Remeasurements of the net defined benefit liability / asset
Actuarial (gains) / losses	3	11	1
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(1)	(1)	(1)
Net gratuity cost	2	10	–

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
(Gain) / loss from change in demographic assumptions	–	–	3
(Gain) / loss from change in financial assumptions	–	9	(4)
	–	9	(1)

The gratuity cost recognized in net profit in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

 (Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Cost of sales	15	13	14
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	1
	17	15	16

The weighted-average assumptions used to determine benefit obligations as of March 31, 2016 and March 31, 2015 are set out below:

	As of
	March 31, 2016	March 31, 2015
Discount rate	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2016, 2015 and 2014 are set out below:

	Year ended March 31,
	2016	2015	2014
Discount rate	7.8%	9.2%	8.0%
Weighted average rate of increase in compensation levels	8.0%	8.0%	7.3%
Weighted average duration of defined benefit obligation	6.4 years	6.4 years	9 years

Discount rate	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
Weighted average rate of increase in compensation levels	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
Attrition rate	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Gratuity Fund Trust, respectively. Trustees administer contributions made to the trusts. As of March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2016, 2015 and 2014 was $11 million, $12 million and $9 million, respectively.

As of March 31, 2016, every percentage point increase / decrease in discount rate will affect the company’s gratuity benefit obligation by approximately $7 million.

As of March 31, 2016, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect the company’s gratuity benefit obligation by approximately $6 million.

The Group expects to contribute $15 million to the gratuity trusts during the fiscal 2017.

Maturity profile of defined benefit obligation:

(Dollars in millions)

Within 1 year	22
1 - 2 year	22
2 - 3 year	24
3 - 4 year	25
4 - 5 year	27
5 - 10 years	137

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The company contributed $36 million, $35 million and $33 million to the superannuation plan during the year ended March 31, 2016, 2015 and 2014, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Cost of sales	32	31	30
Selling and marketing expenses	3	3	2
Administrative expenses	1	1	1
	36	35	33

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2016 and March 31, 2015, respectively.

The details of fund and plan asset position are given below:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Plan assets at period end, at fair value	575	466
Present value of benefit obligation at period end	575	466
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2016	March 31, 2015
Government of India (GOI) bond yield	7.8%	7.8%
Remaining term of maturity (in years)	7 years	7 years
Expected guaranteed interest rate – First Year	8.8%	8.8%
Thereafter	8.6%	8.6%

The Group contributed $63 million, $56 million and $48 million to the provident fund during the year ended March 31, 2016, 2015 and 2014, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Cost of sales	56	50	43
Selling and marketing expenses	5	4	3
Administrative expenses	2	2	2
	63	56	48

2.11.4 Employee benefit costs include:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Salaries and bonus *	5,120	4,756	4,649
Defined contribution plans	46	43	38
Defined benefit plans	70	63	59
	5,236	4,862	4,746

*	Includes stock compensation expense of $1 million and less than $1 million for the year ended March 31, 2016 and March 31, 2015 respectively

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Cost of sales	4,627	4,299	4,222
Selling and marketing expenses	403	389	356
Administrative expenses	206	174	168
	5,236	4,862	4,746

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 574,236,166 fully paid-up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Further during the three months ended June 30, 2015 the Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. 11,323,576 and 5,667,200 shares were held by controlled trust, as of March 31, 2016 and March 31, 2015, respectively.

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

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets, remeasurement of net defined benefit liability/asset and changes in fair value of derivatives designated as cash flow hedges.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2016, the company had only one class of equity shares and had no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

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

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final dividend for fiscal 2015 of 29.50/- per equity share ($0.47 per equity share) (not adjusted for June 17, 2015 bonus issue) and an interim dividend for fiscal 2016 of 10/- per equity share ($0.15 per equity share).

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015 and 2014 was $1.21 (73.00) (not adjusted for bonus issue) and $0.82 (47.00) (not adjusted for bonus issue), respectively.

The Board of Directors, in their meeting on April 15, 2016, proposed a final dividend of 14.25 per equity share (approximately $0.22 per equity share). The proposal is subject to approval of the shareholders at the Annual General Meeting to be held on June 18, 2016 and if approved, would result in a cash outflow of approximately $592 million (excluding dividend paid on treasury shares), including corporate dividend tax

2.12.3 Liquidation

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

2.13 Other income

Other income consists of the following:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Interest income on deposits and certificates of deposit	385	430	356
Exchange gains / (losses) on forward and options contracts	4	85	(40)
Exchange gains / (losses) on translation of other assets and liabilities	21	(7)	78
Income from available-for-sale financial assets	27	43	37
Others	39	9	9
	476	560	440

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $55 million, $50 million and $53 million for fiscal 2016, 2015 and 2014, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Within one year of the balance sheet date	56	27
Due in a period between one year and five years	132	63
Due after five years	67	27

A majority of the group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements contain a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): The Securities Exchange Board of India (SEBI) issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are currently held by the Trust towards the 2011 Plan). 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 11,334,400 (adjusted for bonus issues) and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders through postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 11,223,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2011 Plan during the year ended March 31, 2016 is set out below:

	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning*	108,268	0.08
Granted	124,061	0.08
Forfeited and expired	–	–
Exercised*	10,824	0.08
Outstanding at the end	221,505	0.08
Exercisable at the end	–	–

* Adjusted for bonus issue. (Refer to note 2.12)

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was $16/-.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	–	–
Granted*	108,268	0.08
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	108,268	0.08
Exercisable at the end	–	–

* Adjusted for bonus issue. (Refer to note 2.12).

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan, was 1.98 years and 2.39 years respectively.

The expected term of the RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behavior of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Fiscal 2016	Fiscal 2015
Grant Date	22-Jun-15	21-Aug-14
Weighted average share price ($)*	16	58
Exercise price ($)	0.08	0.08
Expected volatility (%)	28 - 36	30-37
Expected life of the option (years)	1 - 4	1 – 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 – 9
Weighted average fair value as on grant date ($) *	15	55

* Data for Fiscal 2015 is not adjusted for bonus issues

During the year ended March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of $1 million and less than $1 million, respectively in the statement of comprehensive income.

 2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

 (Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Current taxes
Domestic taxes	642	511	585
Foreign taxes	167	282	124
	809	793	709
Deferred taxes
Domestic taxes	3	6	(29)
Foreign taxes	(13)	6	(12)
	(10)	12	(41)
Income tax expense	799	805	668

Income tax expense for the year ended March 31, 2016, 2015 and 2014 includes reversals (net of provisions) of $47 million, $26 million and $4 million, respectively, pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer to Note 2.5)

Entire deferred income tax for fiscal 2016, 2015 and 2014 relates to origination and reversal of temporary differences.

A deferred tax liability of $1 million, a reversal of deferred tax asset of $2 million and a reversal of deferred tax liability of $2 million relating to available-for-sale financial assets has been recognized in other comprehensive income during fiscal 2016, 2015 and 2014, respectively.

The company, being a resident in India as per the provisions of the Income Tax Act, 1961, is required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Profit before income taxes	2,851	2,818	2,419
Enacted tax rates in India	34.61%	33.99%	33.99%
Computed expected tax expense	987	958	822
Tax effect due to non-taxable income for Indian tax purposes	(268)	(273)	(273)
Overseas taxes	109	134	99
Tax reversals, overseas and domestic (net)	(47)	(26)	(4)
Effect of exempt non-operating income	(13)	(15)	(13)
Effect of unrecognized deferred tax assets	9	7	11
Effect of differential overseas tax rates	1	(6)	1
Effect of non-deductible expenses	30	34	47
Taxes on dividend received from subsidiary	–	1	1
Temporary difference related to branch profits tax	–	–	(8)
Additional deduction on research and development expense	(9)	(9)	(15)
Others	–	–	–
Income tax expense	799	805	668

The applicable Indian corporate statutory tax rate for the year ended March 31, 2016, 2015 and 2014 is 34.61%, 33.99% and 33.99%, respectively. The increase in the corporate statutory tax rate to 34.61% is consequent to changes made in the Finance Act, 2015.

During the year ended March 31, 2016 and 2015, the group has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Software Technology Parks Scheme (STP) and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and income from all our STP units are now taxable. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the  provisions of the Income Tax Act, 1961. (Refer to Other Reserves under note 2.12 Equity).

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $268 million, $273 million and $273 million for the year ended March 31, 2016, 2015 and 2014, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for the year ended March 31, 2016, 2015 and 2014 was $0.12 each. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue. (Refer to Note 2.12).

The company is subject to a 15% Branch Profit Tax (BPT) in the United States to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2016, Infosys' U.S. branch net assets amounted to approximately $771 million. As of March 31, 2016, the Company has provided for branch profit tax of $51 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $745 million and $615 million as of March 31, 2016 and March 31, 2015, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2016 and March 31, 2015:

	As of
	March 31, 2016	March 31, 2015
Income tax assets	789	654
Current income tax liabilities	(515)	(451)
Net current income tax assets / (liabilities) at the end	274	203

The gross movement in the current income tax asset / (liability) for fiscal 2016, 2015 and 2014 is as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Net current income tax asset / (liability) at the beginning	203	(111)	(44)
Additions through business combination	–	–	–
Translation differences	(12)	3	4
Income tax paid	892	1,102	638
Current income tax expense (Refer to Note 2.16)	(809)	(793)	(709)
Income tax on other comprehensive income	–	2	–
Net current income tax asset / (liability) at the end	274	203	(111)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets
Property, plant and equipment	27	38
Computer software	8	8
Trade receivables	13	17
Compensated absences	59	48
Accrued compensation to employees	10	8
Post sales clients support	12	12
Others	8	5
Total deferred income tax assets	137	136
Deferred income tax liabilities
Temporary difference related to branch profits	(51)	(51)
Intangible assets	(38)	(25)
Available for sale financial assets	(1)	–
Others	(5)	–
Total deferred income tax liabilities	(95)	(76)
Deferred income tax assets after set off	81	85
Deferred income tax liabilities after set off	(39)	(25)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets to be recovered after 12 months	61	56
Deferred income tax assets to be recovered within 12 months	76	80
Total deferred income tax assets	137	136
Deferred income tax liabilities to be settled after 12 months	(68)	(59)
Deferred income tax liabilities to be settled within 12 months	(27)	(17)
Total deferred income tax liabilities	(95)	(76)

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

The gross movement in the deferred income tax account for fiscal 2016, 2015 and 2014 is as follows:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Net deferred income tax asset at the beginning	60	99	71
Additions through business combination (Refer to note 2.3)	(20)	(16)	–
Translation differences	(7)	(9)	(15)
Credits/(Charge) relating to temporary differences (Refer to note 2.16)	10	(12)	41
Temporary difference on available-for-sale financial assets	(1)	(2)	2
Net deferred income tax asset at the end	42	60	99

The credits relating to temporary differences during fiscal 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables. The charge relating to temporary differences during fiscal 2015 are primarily on account of property, plant and equipment, post sales client support, available for sale financial assets, minimum alternate tax partially offset by compensated absences and trade receivables. The credits relating to temporary differences during fiscal 2014 are primarily on account of compensated absences, trade receivables, accrued compensation to employees, post sales client support and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, the provisions of Minimum Alternate Tax (MAT) had been extended to income of STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ units and SEZ developer units. Infosys Limited and Infosys BPO had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability has been fully set off against normal tax liabilities of the subsequent years. Consequently the deferred income tax asset pertaining to MAT credit is Nil as of March 31, 2016 and March 31, 2015.

As of March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $662 million (4,383 crore) amounted to $1 million (7 crore).

As of March 31, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $571 million (3,568 crore) amounted to less than $1 million (3 crore).

Payment of $662 million (4,383 crore) includes demands from the Indian Income tax authorities of $624 million (4,135 crore), including interest of $185 million (1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011. $138 million (913 crores) paid during the year ended 31st March 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Year ended March 31,
	2016	2015	2014
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	2,285,616,160	2,285,610,264	2,285,610,264
Effect of dilutive common equivalent shares - share options outstanding	102,734	32,676	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,285,718,894	2,285,642,940	2,285,610,264

(1) excludes treasury shares

(2) adjusted for bonus shares. Refer to note 2.12

For the year ended March 31, 2016, 2015 and 2014, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2016	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co Ltd (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consultants Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2) (6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2) (3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH)(3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd)(3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	UK	100%	100%
Infy Consulting B.V. (formerly Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z.o.o. (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd. (8)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (9)	U.S.	100%	100%
Panaya Inc (Panaya)(10)	U.S.	100%	100%
Panaya Ltd (11)	Israel	100%	100%
Panaya Gmbh (11)	Germany	100%	100%
Panaya Pty Ltd (11)	Australia	–	–
Panaya Japan Co. Ltd (11)	Japan	100%	100%
Skava Systems Pvt Ltd (Skava Systems)(12)	India	100%	–
Kallidus Inc.(Kallidus)(13)	US	100%	–
Noah Consulting LLC (Noah)(14)	US	100%	–
Noah Information Management Consulting Inc (Noah Canada)(15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014. (Refer note 2.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.3)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.3)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.3)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interest in Noah (Refer note 2.3)
(15)	Wholly owned subsidiary of Noah (Refer note 2.3)
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

During the year ended March 31, 2015 and 2014, Infosys Poland Sp.Z.o.o paid a dividend of $4 million each, respectively, to its holding company, Infosys BPO and the tax on such dividend received was $1 million each.

During the year ended March 31, 2016, 2015 and 2014, Lodestone Management Consultants AG paid a dividend of $2 million, $1 million and $8 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of associates:

Particulars	Country	Holding as of
		March 31, 2016	March 31, 2015
DWA Nova LLC (DWA Nova) (1)	US	16%	20%

(1)	Associate of Infosys Nova. During the year ended March 31, 2015, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

Transaction to acquire associate’s stake:

(Dollars in millions)

Particulars	Year ended March 31, 2015
Financing transactions
Investment in DWA Nova	15
15

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees‘ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Welfare Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer to Note 2.11 for information on transactions relating to the post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprises directors and executive officers:

(Dollars in millions)

	Year ended March 31,
	2016	2015	2014
Salaries and other employee benefits to whole-time directors and executive officers(1)(2) (3) (4)	15	5	10
Commission and other benefits to non-executive / independent directors	2	2	2
Total	17	7	12

(1)	Includes employee stock compensation expense of $1 million and less than $1 million for the year ended March 31, 2016 and March 31, 2015, respectively to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to $2.1 million for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee on June 22, 2015 in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nomination and Remuneration Committee approved on April 15, 2016, $4.33 million as variable pay for the year ended March 31, 2016.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed separately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practicable to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

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

2.19.1 Business segments

(Dollars in millions)

Year ended March 31, 2016	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,590	1,047	2,061	1,556	1,231	756	260	9,501
Identifiable operating expenses	1,248	555	944	742	585	371	156	4,601
Allocated expenses	606	257	505	381	302	185	65	2,301
Segment profit	736	235	612	433	344	200	39	2,599
Unallocable expenses								224
Operating profit								2,375
Other income, net								476
Share in associate's profit / (loss)								–
Profit before Income taxes								2,851
Income tax expense								799
Net profit								2,052
Depreciation and amortisation								222
Non-cash expenses other than depreciation and amortisation								2

(Dollars in millions)

Year ended March 31, 2015	FS	MFG	ECS	RCL	HILIFE	Hi–Tech	All other segments	Total
Revenues	2,352	1,008	1,962	1,449	1,094	640	206	8,711
Identifiable operating expenses	1,115	533	895	658	521	313	154	4,189
Allocated expenses	541	245	478	353	266	156	50	2,089
Segment profit	696	230	589	438	307	171	2	2,433
Unallocable expenses								175
Operating profit								2,258
Other income, net								560
Share in associate's profit / (loss)								–
Profit before Income taxes								2,818
Income tax expense								805
Net profit								2,013
Depreciation and amortisation								175
Non-cash expenses other than depreciation and amortisation								–

(Dollars in millions)

Year ended March 31, 2014	FS	MFG	ECS	RCL	HILIFE	Hi–Tech	All other segments	Total
Revenues	2,239	934	1,833	1,425	1,025	585	208	8,249
Identifiable operating expenses	1,046	499	821	671	480	279	133	3,929
Allocated expenses	547	244	478	372	267	153	54	2,115
Segment profit	646	191	534	382	278	153	21	2,205
Unallocable expenses								226
Operating profit								1,979
Other income, net								440
Share in associate's profit / (loss)								–
Profit before Income taxes								2,419
Income tax expense								668
Net profit								1,751
Depreciation and amortisation								226
Non-cash expenses other than depreciation and amortisation								–

2.19.2 Geographic segments

 (Dollars in millions)

Year ended March 31, 2016	North America	Europe	India	Rest of the World	Total
Revenues	5,957	2,186	246	1,112	9,501
Identifiable operating expenses	2,936	1,060	109	496	4,601
Allocated expenses	1,459	534	51	257	2,301
Segment profit	1,562	592	86	359	2,599
Unallocable expenses					224
Operating profit					2,375
Other income, net					476
Share in associate's profit / (loss)					–
Profit before income taxes					2,851
Income tax expense					799
Net profit					2,052
Depreciation and amortization					222
Non-cash expenses other than depreciation and amortization					2

(Dollars in millions)

Year ended March 31, 2015	North America	Europe	India	Rest of the World	Total
Revenues	5,357	2,097	209	1,048	8,711
Identifiable operating expenses	2,558	1,028	115	488	4,189
Allocated expenses	1,303	508	44	234	2,089
Segment profit	1,496	561	50	326	2,433
Unallocable expenses					175
Operating profit					2,258
Other income, net					560
Profit before income taxes					2,818
Income tax expense					805
Net profit					2,013
Depreciation and amortization					175
Non-cash expenses other than depreciation and amortization					–

(Dollars in millions)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	5,005	2,015	213	1,016	8,249
Identifiable operating expenses	2,385	990	109	445	3,929
Allocated expenses	1,318	512	46	239	2,115
Segment profit	1,302	513	58	332	2,205
Unallocable expenses					226
Operating profit					1,979
Other income, net					440
Profit before income taxes					2,419
Income tax expense					668
Net profit					1,751
Depreciation and amortization					226
Non-cash expenses other than depreciation and amortization					–

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2016, 2015 and 2014.

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

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Provisions for doubtful trade receivables

(Dollars in millions)

Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2016	59	(3)	(7)	(5)	44
Fiscal 2015	36	(4)	29	(2)	59
Fiscal 2014	17	–	23	(4)	36

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant, as amended
*1.3	Certificate of Incorporation of the Registrant, as currently in effect
***4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
****4.2	Registrant’s 2011 RSU Plan
4.3	Registrant’s 2015 Stock Incentive Compensation Plan
**4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
*****4.6	Form of Indemnification Agreement
*4.7	Form of Employment Agreement with the Chief Operating Officer
*4.8	Form of Employment Agreement with the Chief Executive Officer
4.9	Form of New Employment Agreement with the Chief Executive Officer
8.1	List of Subsidiaries
*11.1	Whistleblower Policy
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant’s Specimen Certificate for Equity Shares
*15.2	Audit Committee Charter
*15.3	Corporate Social Responsibility Committee Charter
*15.4	Nomination and Remuneration Committee Charter
*15.5	Risk and Strategy Committee Charter
15.6	Finance and Investment Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
**	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
***	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004 and Amendment No. 2 included in the exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-200730) filed on December 4, 2014.
****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
*****	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ David D. Kennedy

Date May 18, 2016	David D. Kennedy Executive Vice President – General Counsel and Chief Compliance Officer