Form 20-F
period 2017-03-31
Infosys Ltd
filed 2017-06-12
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2017

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

Bengaluru, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bengaluru, Karnataka, India 560 100. +91-80-2852-0261

(Address of principal executive offices)

M.D.Ranganath, Chief Financial Officer, +91-80-2852-1692

ranganath_m@infosys.com

Electronics City, Hosur Road, Bengaluru, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value 5/- per share	New York Stock Exchange(NYSE)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of large accelerated filer, accelerated filer and emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non- accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

All references to “IT services” exclude business process management services, products and platforms business.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars effected on or after April 1, 2009 are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI.

On March 31, 2017, this exchange rate was 64.85 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of comprehensive income for the years ended March 31, 2017, 2016, 2015, 2014 and 2013 and the summary consolidated balance sheet data as of March 31, 2017, 2016, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and related notes which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

 (Dollars in millions, except per equity share and equity share data)

Comprehensive Income Data	Fiscal
	2017	2016	2015	2014	2013
Revenues	10,208	9,501	8,711	8,249	7,398
Cost of sales	6,446	5,950	5,374	5,292	4,637
Gross profit	3,762	3,551	3,337	2,957	2,761
Operating expenses:
Selling and marketing expenses	535	522	480	431	373
Administrative expenses	707	654	599	547	479
Total operating expenses	1,242	1,176	1,079	978	852
Operating profit	2,520	2,375	2,258	1,979	1,909
Other income, net	459	476	560	440	433
Share in associate’s profit/(loss) and others	(5)	–	–	–	–
Profit before income taxes	2,974	2,851	2,818	2,419	2,342
Income tax expense	834	799	805	668	617
Net profit	2,140	2,052	2,013	1,751	1,725
Earnings per equity share:
Basic ($)(1)	0.94	0.90	0.88	0.77	0.76
Diluted ($)(1)	0.94	0.90	0.88	0.77	0.76
Weighted average equity shares used in computing earnings per equity share:
Basic(1)	2,285,639,447	2,285,616,160	2,285,610,264	2,285,610,264	2,285,596,952
Diluted(1)	2,285,396,745	2,285,718,894	2,285,642,940	2,285,610,264	2,285,600,364
Cash dividend per Equity Share- Interim dividend- ($) (2)(3)(4)	0.17	0.15	0.49	0.32	0.28
Cash dividend per Equity Share- Final dividend- ($) (2)(3)(4)(5)	0.22	0.47	0.72	0.50	0.58
Cash dividend per Equity Share- Interim dividend () (2)(4)	11.00	10.00	30.00	20.00	15.00
Cash dividend per Equity Share- Final dividend () (2)(4)(5)	14.25	29.50	43.00	27.00	32.00

(1)	Adjusted for bonus shares, wherever applicable
(2)	Excludes corporate dividend tax
(3)	Converted at the monthly exchange rate in the month of declaration of dividend.
(4)	Data for fiscal years ended March 31, 2015, 2014 and 2013 are not adjusted for bonus shares
(5)	Data for fiscal year ended March 31, 2016 (fiscal 2016) is not adjusted for June 17, 2015 bonus issue

(Dollars in millions except equity share data)

Balance Sheet Data	As of March 31,
	2017	2016	2015	2014	2013
Cash and cash equivalents	3,489	4,935	4,859	4,331	4,021
Current investments	1,538	11	140	510	320
Net current assets	6,121	5,804	5,731	5,656	5,347
Non-current assets	4,572	3,576	3,064	2,342	2,034
Total assets	12,854	11,378	10,615	9,522	8,539
Non-current liabilities	56	56	33	65	50
Total equity	10,637	9,324	8,762	7,933	7,331
Number of shares outstanding (1)(2)(3)	2,296,944,664	2,296,944,664	1,148,472,332	574,236,166	574,236,166

(1)	par value of 5 each

(2)	Includes treasury shares

(3)	Data for fiscal years ended March 31, 2015, 2014 and 2013 have not been adjusted for bonus shares

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar and other foreign currencies. For fiscal 2017, 2016, 2015, 2014 and 2013, U.S. dollar denominated revenues represented 69.6%, 69.9%, 68.9%, 68.8% and 70.6% of total revenues, respectively. For the same respective periods, revenues denominated in United Kingdom Pound Sterling represented 5.8%, 6.6%, 5.9%, 5.9% and 6.4% of total revenues, revenues denominated in the Euro represented 9.6%, 9.3%, 10.2%, 10.3% and 8.8% of total revenues while revenues denominated in the Australian dollar represented 7.3%, 6.9%, 7.6%, 7.9% and 8.3% of total revenues, respectively. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low

2017	64.85	67.11	68.74	64.85
2016	66.26	65.69	68.70	62.11
2015	62.50	61.18	63.04	59.11
2014	59.92	60.75	68.56	53.71
2013	54.29	54.54	57.02	50.53

The following table sets forth the high and low exchange rates for the previous six months and is based on the exchange rates from Deutsche Bank, Mumbai.

Month	High	Low

May 2017	64.82	64.01
April 2017	65.13	64.06
March 2017	66.86	64.85
February 2017	67.62	66.68
January 2017	68.23	67.83
December 2016	68.49	67.42

On June 12, 2017, the fixing rate in the city of Mumbai for cash transfers in Indian rupees as published by FEDAI was 64.44.

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

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 20-F, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our ADSs. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have often fluctuated and may vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors or our own guidance, which could cause the price of our equity shares and our ADSs to decline.

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

We may not be able to sustain our levels of profitability due to multiple reasons, including but not limited to, the higher cost of doing business in certain key markets such as the United States due to increased investments in onsite development centers.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, changes in immigration laws in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, any increase in visa costs or increase in salaries payable to visa dependent employees onsite would increase our cost of doing business onsite significantly impacting our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently announced our intention to open technology hubs in the United States and increase hiring within Unites States, which could increase our cost of doing business onsite and thereby have an adverse impact on our profit margins. Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

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

Our revenues are highly dependent on clients primarily located in the United States and European Union, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, United Kingdom, European Union or those industries, or any other impact on the growth of such industries, may affect our business.

In fiscal 2017, 61.9% and 22.5% of our revenues were derived from projects in North America and Europe, respectively.

Instability and uneven growth in the global economy has had an impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. In the past, weakness in the global economy had, and may in the future continue to have, a negative impact on the growth of the IT industry. In 2016, in what is known as Brexit, Britain voted to withdraw from the European Union and implications of this are not fully known at this point of time. Implications on immigration, financial and business models will emerge as details of Brexit are negotiated between the European Union and the United Kingdom Government. If the economies of the United States, United Kingdom or the European Union weaken or growth remains uneven, including as a result of the uncertainty surrounding Brexit, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In fiscal 2017, we derived 27.1% of our revenues from the financial services industry. The industry was severely impacted by the crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Any future global economic uncertainty, impacting the financial services industry, which we depend on for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

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

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues. For instance, amendments to regulations in the financial services industry or repeal of the U.S. Patient Protection and Affordable Care Act of 2010 in the healthcare industry could impact related technology programs of our clients in these industries.

Currency fluctuations and declining interest rates may affect the results of our operations.

Our functional currency is the Indian rupee and we incur significant portion of our expenses in Indian rupees. However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the pound sterling, the euro, the Australian dollar through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the pound sterling, the euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2017, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.50%.

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

Further, the policies of the Reserve Bank of India (“RBI”) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

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

Our ability to execute projects, maintain our client relationships and acquire new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects, build and sell new software platforms and expand our business will be impaired and our revenues could decline.

Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals, which may in turn have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation, which require employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom and Continental Europe and Australia. This increase has been driven, in part, by recent indications that the visa regulations in these countries could undergo significant changes. Such hiring could result in overall increased wage costs thereby impacting profitability.

Further, in certain jurisdictions in which we operate, legislations have been proposed that requires our non-resident employees working in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction which we have complied with. In case such legislative proposals are adopted by other jurisdictions our operating costs will go up. For example, the minimum wages for certain work permit holders in the United Kingdom have increased recently, and there could potentially be similar measures introduced in the United States, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, the company may issue incentive compensation plans to its employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2013 and March 31, 2017, our total employee count grew from 156,688 to 200,364, representing a compounded annualized growth rate of 6.3%.

In addition, in the last few years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. Inadequate financial controls may increase the possibility of fraud and/or negatively impact the accuracy of our financial reporting and stakeholder relationships. In addition, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to and further improving our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	successfully expanding the range of services offered to our clients;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems,

•	maintaining high levels of client satisfaction; and

•	maintaining an effective internal control system and training our employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity, breaching contractual obligations, or otherwise exposing us to unacceptable business risks.

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

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, application development and maintenance, consulting, business process management, systems integration and infrastructure management.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel. Thus, if we are unable to attain a thorough understanding of our clients’ operations, our service offerings may not effectively meet client needs and jeopardize our client engagements, which may negatively impact our revenues and financial condition.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy in general. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability.

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

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2017, our largest client accounted for 3.4% of our total revenues, and our five largest clients together accounted for 12.6% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not generally been the exclusive external services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on our Board of Directors (the “Board”), and the management team including our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, Presidents and members of our senior executive leadership. Our future performance and customer relationships may be affected by any disruptions in the continued service of our directors, executives and other officers.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the fiscal years ended March 31, 2017, 2016 and 2015, revenues from fixed-price, fixed-timeframe projects accounted for 48.0%, 44.0%, and 42.1% of our total services revenues, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, between zero and 90 days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of technology spending;

•	a demand for price reductions; or an unwillingness to accept higher pricing due to various factors such as higher wage costs, higher cost of doing business;

•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors;

•	the replacement by our clients of existing software with packaged software supported by licensors;

•	mergers and acquisitions;

•	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise;

•	sudden ramp-downs in projects due to an uncertain economic environment.

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

Our work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are bidding for work with governments and governmental agencies, both within and outside the United States and India. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

•	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding, or disputes with other government departments or agencies.

•	Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants, in addition to the risk of delayed payments or change in the terms of such contracts due to political and economic factors, lack of timely closure of requirements

•	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation.

•	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.

•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.

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

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving artificial intelligence based automation, robotic process automation, complex delivery models combined with innovative, and often transaction-based, pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, better or more competitively priced products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications, system failures, or virus attacks could negatively impact our operations and ability to provide our services and solutions, which could result in client dissatisfaction and a reduction of our revenues.

We currently have 116 development centers located in various countries around the world. Our development centers globally are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans in case of virus attack or disruption in services due to failure in communication network or breach of cyber security, we cannot assure you that we will be able to maintain active voice and data communications or secure networks between our various development centers and our clients’ sites at all times due to such disruptions.

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

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. Misappropriation or unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, unauthorized access by our employees or third-party vendors, systems failure or otherwise, could damage our reputation, cause us to lose clients and subject us to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws.

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

Our insurance policies cover all loss or damage to property insured and loss due to business interruption following loss of damage to property. This covers our property and assets around the world, including all leased property. Infosys assets outside India whilst kept on premises occupied by Infosys and Loss of Gross Profits arising from an incident are also covered. We also maintain general liability insurance coverage, for damage caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services to our clients in the event of a  third party claim citing damages or financial loss.

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

As of March 31, 2017, we had contractual commitments of $177 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

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

We seek to acquire or make strategic investments in complementary businesses, new and emerging technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business.

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

The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.

The health and safety of our employees or those working on our behalf, and the security of our physical infrastructure may be affected due to acts of violence or vandalism by anti-social elements. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest, or random acts of rage can affect the safety of our assets and employees, impacting business continuity or reputation.

Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect the prices of our equity shares and ADSs.

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically over the past twelve months, particularly negative and in some cases, inaccurate posts or comments in the media, including through the use of social media. Any negative media coverage in relation to our business, our board or directors or senior management regardless of the factual basis for the assertions being made, has in the past and may in the future adversely impact our reputation. Responding to allegations made in the media may be time consuming and could divert the time and attention of our board of directors and senior management away from our business. Any unfavorable publicity may also adversely impact investor confidence and affect the price of our equity shares and ADSs.

Actions of activist shareholders may adversely affect our ability to execute our strategic priorities, and could impact the trading value of our securities.

Responding to actions by activist shareholders can divert the attention of our board of directors, management and our employees and disrupt our operations. Such activities could interfere with our ability to execute our strategic plan. This may also require us to incur significant legal fees and public relations costs. The perceived uncertainties as to our future direction could affect client and investor sentiment, resulting in volatility in the price of our securities.

Risks related to Legislation and Regulatory Compliance

An increase in anti-outsourcing sentiments in certain countries in which we operate, including the United States and the United Kingdom, may lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, Europe, Asia Pacific, Australia and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has become a notable topic and where the administration has already issued or is contemplating issuing executive orders related to key immigration regulations. It is possible that there could be significant changes in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. For instance, there could be taxes on companies that offshore work outside United States, restrictions on the number of H-1B visas issued, an increase in the minimum wages of Visa dependent employees as was implemented in the    UK, or an increase in visa fees. Such measures would adversely impact our ability to do business in the jurisdictions in which we operate, and impact our onsite costs and profitability.

In addition, the US Administration and the U.S. Congress have indicated that, they intend to significantly reform the visa processes regarding the admission of high-skilled temporary and permanent workers. If any such provisions are signed into law, our cost of doing business in the United States would increase and that may discourage customers from seeking our services. Further, such laws could disrupt supply chain of our talent and impact our onsite costs and profitability thereby affecting our operations and profitability. This could have a material and adverse effect on our business, revenues and operating results.

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

The Australian Government has proposed to replace the 457 visa program, the most commonly used  temporary work visa process in Australia, with a more restrictive visa program, the Temporary Skill Shortage (TSS) visa. The 457 visa program will be completely phased out by March 2018. The Permanent Employer Sponsored Skilled Migration Program will also be restricted as part of this initiative. In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of “service provision changes”, which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Given that a large number of our employees in the United States, Europe and other jurisdictions are working on visas, any restrictions on immigration may affect our ability to compete for and provide services to clients in these jurisdictions, which could hamper our growth or cause our revenues to decline and impact profitability.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to engage in work-related activity in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of March 31, 2017, the majority of our professionals in the United States held either H-1B visas, which are for professionals who work in a specialty occupation, or L-1 visas, which are for intra-company transfers of managers, executives or who have specialized knowledge. Both are temporary visas, but the company may sponsor employees on either visa for green cards. The U.S. Administration    and the U.S. Congress have indicated that, in the coming year, they intend to reform the visa processes which allow high-skilled workers to enter and work in the U.S.  Accordingly, the U.S Administration has announced several proposals emphasizing increased oversight and enforcement on potential visa fraud abuse, tightening of guidelines for visas to entry-level programmers, and replacing the random H-1B lottery with a system that favors the highest-paying employers. Similarly, legislation has been introduced in the U.S. Congress which may restrict  a company’s ability to acquire or renew H-1B and L-1 visas for employees who are not U.S. citizens or green card holders or who do not hold another form of work permission (e.g. Employment Authorization Document, NAFTA visa, etc).  The measures being considered by the U.S. Congress include, but are not limited to: replacing the random H-1B lottery with a system that favors the highest-paying employers, instituting a ban on additional H-1B or L-1 visas for companies with more than 50% visa holders, barring placement of temporary foreign workers on client sites, increasing visa fees on H-1B and L-1 visa renewals, increasing the minimum compensation for H-1B visa holders, and eliminating lowest category of H-1B visas.  In addition, a continuing threat is that some or all of these restrictions will be applied exclusively to Indian IT services companies. If such legislative proposals are signed into law, our cost of doing business in the United States may increase dramatically and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services (USCIS) may approve in any government fiscal year which is 65,000 annually, plus 20,000 additional H-1B visas that are available to skilled workers who possess a master's or higher degree from institutions of higher education in the United States. For fiscal 2018, 199,000 applications were received during the filing period which began on April 3, 2017. The U.S. government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit our ability to access those visas.

The USCIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. Changes in L-1 visa policy, either by statute or through administrative policy, could limit our ability to transfer existing employees to the United States.

Many countries have introduced new immigration related laws, wherein companies sponsoring foreign  workers would be required to demonstrate that there are no qualified and experienced local workers to fill a position to be taken by a proposed visa holder. In Singapore, under the Tripartite Alliance for Fair Employment Practices (TAFEP) regulations, entities with low local hire ratio have been placed on a watch list designed to improve local hiring efforts and to increase training obligations for Singapore citizens and permanent residents. The Ministry of Manpower has not issued fresh Employment Passes (EPs) for the past one year and is undertaking half yearly reviews on the progress with regard to local hiring and training efforts.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Companies Act, 2013, the Listing Obligations and Disclosure Requirements of the Securities and Exchange Board of India (SEBI), 2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as the UK Modern Slavery Act, 2015 and should there be any failure by our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2017, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2017. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

In addition, litigation initiated by non-practicing entities continues in the software industry. The non-practicing entities are business establishments that hold the patents and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We intend to defend such claims. However, as with most litigation, the outcome is difficult to determine. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

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

Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition

The industries in which our clients are concentrated are increasingly subject to governmental regulation and intervention. For example, our clients in the financial and healthcare sectors may be subject to stringent compliance requirements including privacy and security standards for handling data. Additionally, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $295 million, $268 million and $273 million for the fiscal 2017, 2016 and 2015, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2017 was $0.13 and for 2016 and 2015 was $0.12 each. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue, wherever applicable. (Refer to Note 2.12 under Item 18 of this Annual Report on Form 20-F).

If the government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, results of operations and financial condition may be adversely affected.

In India, changes in taxation law are announced on an annual basis when the Union Budget is presented. The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from fiscal 2016, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers.

For instance, under the Finance Act, 2016, no tax incentives shall be available to Special Economic Zone (“SEZ”) units commencing business activities on or after April 1, 2020. Further the Finance Act, 2016 has also amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commences on or after April 1, 2017. There has been no change in the corporate tax rate. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

With our growth of business in SEZ units, we may have to compute our tax liability under Minimum Alternate Tax (MAT) in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability. MAT is computed on book profits.

The Finance Act, 2017 has increased the time limit for carry forward of MAT credit from 10 years to 15 years. Although MAT paid by us can be set off against our future tax liability, cash flows for intervening periods could be adversely affected.

In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). Finance Act, 2015 deferred the implementation of GAAR by two years so as to implement it as part of a comprehensive regime to deal with the Organization for Economic Co-operation and Development’s (OECD)’s Base Erosion and Profit Shifting (BEPS) project of which India is an active participant. Thus, GAAR provisions shall be applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

•	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.

•	It results in misuse or abuse of provisions of tax laws.

•	It lacks commercial substance or is deemed to lack commercial substance.

•	It is carried out in a manner, which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However a lower rate may apply if a Double Taxation Avoidance Agreement exists. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes.

Additionally, the government of India has announced that Goods and Services Tax (GST) will be rolled out from July 1, 2017. Parliament of India enacted Central GST related laws after clearance of the draft legislations by the GST Council set up in accordance with the Constitutional mandate. State legislatures are in the process of enacting State GST related laws. GST will subsume a host of indirect taxes currently levied by the Central and State Governments. However, the rules and applicability of specific rates to bands of goods and services are yet to be notified. GST is set to increase the cost of compliance for trade and industry while harmonizing the rates of taxes and easing of input tax credits on goods and services consumed in the course of business or commerce by trade and industry.

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

Generally, the RBI must approve any acquisition by us of any company organized outside of India, other than in case of permitted investments outside India. The RBI permits acquisitions of companies organized outside of India by an Indian party without approval if inter alia, the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs. However, any financial commitment exceeding US$1 (one) billion or its equivalent in a financial year requires prior approval of the RBI even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shareholders (based on percentage of shareholding in the company) voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their pre-emptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

The SEBI (Listing Obligations and Disclosure Requirements), 2015 (“Listing Regulations”) and the Indian Companies Act, 2013 provide that an e-voting facility must be mandatorily provided to all shareholder resolutions in accordance with prescribed procedure under the Companies Act, 2013. This may mean that ADS holders may be able to vote on our resolutions irrespective of where they are located or whether they are able to attend the meetings of shareholders. At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the Depositary facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

There are conflicting provisions between Indian and U.S. regulations relating to a company buying back its own shares. There can be no assurance that equity shares offered by an ADS investor in any buyback of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback are not entirely clear. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Most of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

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

The acquisition of shares or voting rights which entitle the acquirer, along with persons acting in concert with the acquirer, to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. In the event that pursuant to the open offer, the shareholding of the acquirer along with the persons acting in concert with the acquirer exceeds the maximum permissible non-public shareholding, the acquirer is required to bring down the non-public shareholding in line with the limits prescribed and the timeline as prescribed under the Securities Contract (Regulation) Rules, 1957. Furthermore, acquisition of shares or voting rights by an acquirer who holds 25% or more of the voting rights in the target company (along with persons acting in concert with the acquirer), shall make an open offer to acquire additional shares or voting rights which entitle the acquirer (along with persons acting in concert with the acquirer) to exercise more than 5% of voting rights in the target company.

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

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1.	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.
2.	Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any. This would result in a reduction in the cash available to the Company.

Further the Finance Act, 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts and institutions, by way of dividend declared, distributed or paid by any domestic company in excess of 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding 1,000,000.

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

We enable our clients to renew and simplify their existing technology landscapes, and partner with them in designing and implementing new technology-based solutions to their most complex problems in a dynamic business environment.

Our comprehensive end-to-end business solutions include:

•	Consulting Services

•	Business Application Services – Enterprise System implementation and services, Digital solutions and services, Data Analytics, Business Process Management

•	Technology Services – Application Development, Modernization & Management, Cloud Infrastructure and Security, Engineering Services, Enterprise Mobility, Internet of Things (IoT), Software Testing

•	Outsourcing Services – Application Outsourcing, Business Process Outsourcing including Customer Service, Finance & Accounting, Human Resources, Sourcing & Procurement Process Outsourcing

•	Products and platform solutions include Infosys Nia, the Edge suite of products, Skava, Panaya and FinacleTM, an industry-leading universal banking solution.

Our “Global Delivery Model” is a platform offering access to high skilled talent from around the world and multiple efficiencies for our clients. We divide projects into components that we execute simultaneously at client sites and at our global Development Centers. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. We execute project components around the clock and across time zones, to reduce project delivery times.

We believe we have some of the best talent in the technology services industry, and we are committed to be among the industry’s leading employers.

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and the Rest of the World which generated 61.9%, 22.5%, 3.2% and 12.4% of our revenues in the fiscal year ended March 31, 2017. We serve clients in financial services; manufacturing; energy & utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance and hi-tech.

Our revenues grew from $7,398 million in fiscal 2013 to $10,208 million in fiscal 2017, representing a compound annualized growth rate of 8.4%. Our net income grew from $1,725 million to $2,140 million during the same period, representing a compound annualized growth rate of 5.5%.

Between March 31, 2013 and March 31, 2017, our total employees grew from 156,688 to 200,364, representing a compound annualized growth rate of 6.3%.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981 in Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a public offering without listing, or POWL in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we also listed our ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY.

Infosys BPO Limited (Infosys BPO) is our majority-owned and controlled subsidiary. Infosys Technologies (Australia) Pty. Ltd (Infosys Australia), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. de R. L. de C.V (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai), Infosys Americas Inc. (Infosys Americas), EdgeVerve Systems Limited (EdgeVerve), Infosys Consulting Holding AG (Infosys Lodestone, formerly Lodestone Holding AG), Panaya Inc.(Panaya), Infosys Nova Holdings LLC. (Infosys Nova), Kallidus Inc. (d.b.a Skava) (Kallidus), Skava Systems Private Ltd., Noah Consulting LLC (Noah) and Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) are our wholly-owned and controlled subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bengaluru-560 100, Karnataka, India. The telephone number of our registered office is +91-80-2852-0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and the information contained in our website does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

In fiscal 2017, 2016 and 2015, we spent $411 million, $413 million and $367 million, respectively, on capital expenditures. As of March 31, 2017, we had contractual commitments of $177 million for capital expenditure. These commitments included $132 million in domestic purchases and $45 million in overseas commitments for hardware, supplies and services. All our capital expenditures were financed out of cash generated from operations.

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

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We have undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities was accounted for at carrying values and did not have an impact on the consolidated financial statements. During the year ended March 31, 2017, EdgeVerve had repaid $63 million by redeeming proportionate number of debentures

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2017, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

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

During the year ended March 31, 2017 and month ended April 2017, contingent consideration of $6 million and $7 million was paid  to the sellers of Kallidus on the achievement of certain financial targets for the year ended December 31, 2015 and December 31, 2016, respectively.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, a leading provider of advanced information management consulting services for oil and gas industry. This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ended December 31, 2016. During year ending March 31, 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

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

OUR COMPETITIVE STRENGTHS

We believe our strengths give us the competitive advantage to position ourselves as a leading global technology solutions, and services company to solve the strategic challenges of business.

1.	Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses with innovative strategies and solutions. Our expertise and methodologies incorporate design thinking that helps our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

2.	Breadth of offerings: Our suite of comprehensive end to end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.

3.	Intellectual property in platforms and products: Our products, platforms and solutions are geared to sense, influence, fulfil, and serve the needs of digital consumers as well as leverage the potential of their business ecosystem.

4.	Experience and expertise in large scale outsourcing: We have developed processes and frameworks for large scale outsourcing of technology projects that minimize financial and business risk to our clients. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. This is further strengthened with automation, intelligence and collaboration technologies.

5.	Deep client relationships and brand: We have long standing relationships with large corporations and other organizations. Our track record in delivering high quality solutions across the entire software lifecycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. This history of client retention allows us to showcase and strengthen our brand.

6.	Quality and process execution: Our sophisticated processes, standards and quality frameworks allow us to continuously optimize service delivery of various engagements on key performance indicators like business value, productivity, quality and cycle-time.

7.	High quality talent: We have a strong ecosystem for employee attraction, career development, engagement and retention through a trusted partnership with our stakeholders. Competence development of our workforce has always been our key strategic focus area. We have a culture of performance and innovation in an open and collaborative environment.

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

We invest in building our own and acquiring proprietary software platforms targeted at addressing the strategic imperatives of our clients in various industries. The combination of our intellectual property and the services surrounding it generate unique value propositions for our clients

We also invest in targeted business development and marketing to acquire new clients, and increase our presence in new geographies and market. We will position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly effective methodologies and models:

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

Enhance our operational processes for agility:

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

In fiscal 2016, we launched our Zero Bench program. This program allows us to effectively deploy our un-utilized resources into internal projects. Zero Bench enables employees to fulfill their professional aspirations while, at the same time, helps us to improve our employee engagement and our operational efficiency.

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

We have an innovation fund with an outlay of $500 million to support  the creation of a global eco-system of strategic partners. Out of the total outlay, $45 million has been invested as of March 31, 2017 and we have an uncalled capital commitment of $18 million.

OUR STRUCTURE

Our go-to-market business units are organized as:

•	Financial Services

•	Manufacturing

•	Retail, CPG & Logistics

•	Energy, Utilities, Communications & Services

•	Hi-tech

•	Life Sciences, Healthcare & Insurance

•	China

•	Japan

•	India

•	Infosys Public Services

Our service delivery is organized as horizontal service lines:

•	Business Consulting

•	Global Delivery

-	Enterprise Solutions

-	Infosys Digital

-	Application Development Services

-	Application Management Services

-	Application Modernization Services

-	Independent Validation Solutions

-	Data and Analytics

-	Engineering Services

-	Cloud and Infrastructure Services

-	Infosys Center for Emerging Technology Solutions

•	Products

-	Edgeverve

-	Finacle®

•	Platforms

-	Infosys Nia

-	Panaya

•	Skava

•	Business Process Outsourcing

OUR SOLUTIONS

We provide our clients with a full range of business and technology services, comprising of the following service lines.

1) Business Consulting

Our Business Consulting service helps global corporations in more than 20 countries develop solutions tailored to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, industry expertise and global reach to enable companies achieve market-leading performance. We use design thinking to drive innovation for our clients while renewing their IT landscapes non-disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new disruptive technologies including Artificial Intelligence (“AI”) and automation, open source software and start-up ideas.

We are defining, designing and delivering value to corporations across industries such as financial services, insurance, retail, consumer packaged goods, logistics, energy, utilities, healthcare, life sciences, manufacturing, communications, resources, services (e.g. airlines, hospitality) and Hi-tech in the United States, Latin America, Europe, Asia, Australia, Canada, New Zealand and other geographies.

We offer consulting services in the following areas: Business Transformation, Strategy and Architecture, Supply Chain, Enterprise Processes, Enterprise Applications, Digital Transformation, Insights and Analytics, and Change and Learning.

Business Transformation: We enable clients to define and deliver technology-enabled transformations of their business. We also help clients implement their transformation strategy, including Mergers & Acquisitions, and manage and govern these programs.

Strategy and Architecture: We enable clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing the technical architecture for reliability and security.

Supply Chain: We optimize product flow from planning and procurement through reverse logistics by applying innovative digital and automated solutions. Our point and end-to-end solutions focus on reducing cost and increasing efficiency using process and technology tools across the product supply chain.

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

2) Global Delivery

Enterprise Solutions (SAP, Oracle, EAIS and ECAS)

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

Enterprise Application Integration Services (EAIS)

At EAIS we help customers renew their core business and innovate into new business through accelerated digitization in our focus areas - experience, digitization, connected devices, and new business models, supported by our Practices. At the core of EAIS is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering is around helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology through Service Oriented Architecture (SoA), Business Process Management (BPM), Application Program Interface (API) etc. along with Supply Chain Management (SCM) solutions like Maximo and Microsoft Dynamics based solutions. The focus areas are:

•	BPM Solutions Practice, to help global enterprises overcome business challenges through process orchestration, rules implementation, simplify business process, improve productivity, reduce costs, and significantly reduce time-to-market.
•	The API & Microservices Practice, a dedicated competency focused on implementing APIs as the new method of connecting and developing new applications, within and outside the enterprise. The API Economy is about instrumenting the systems, by carving fire-lanes of APIs and managing APIs using modern tools, so that evolution of front-ends and back-ends can be decoupled. A dedicated competency at EAIS is involved in executing API management projects, building skills on API management, and creating thought leadership in API management space, with experts across multiple API solutions.
•	The SoA & EAI Practice, which offers standardized and centralized integrated solutions to optimize SoA transformation for global enterprises with in-depth and clear-cut SoA Strategy, Architecture and Implementation. With proven capabilities to build industry-related solutions on various technology platforms, this Practice offers competitive and flexible engagement models with seamless delivery using automated integrated platforms. Product offerings include TIBCO, IM, SAG/WEBMETHODS, BIZTALK.
•	The SCM & Enterprise Asset Management (EAM) Practice, which has in-depth expertise in creating point solutions on Order Management Systems (OMS), Warehouse Management Systems (WMS), Planning, Procurement and EAM solutions for retail, manufacturing, energy, communications and financial services industries. EAIS also has multiple product offerings including Ariba, JDA, Sterling OMS, Manhattan WMS, and IBM Maximo.
•	The Microsoft Dynamics Practice, which caters to the business needs of both the large enterprises and mid-sized organizations by providing end-to-end services on Microsoft Dynamics™ AX, Microsoft Dynamics™ NAV and Microsoft Dynamics™ CRM. These solutions lower the total cost of ownership (TCO) and ensure higher and quicker return on investment (ROI), thus enabling customers to use Microsoft Dynamics™ to maximize their business value and improve their competitiveness.

Enterprise Cloud Application Services (ECAS)

The Infosys ECAS Practice has been a Salesforce partner for more than a decade and provides end-to-end consulting, implementation, integration, and support services on customer experience platforms that include Sales Cloud, Service Cloud, Marketing Cloud, App Cloud, Community Cloud, Heroku, Internet of Things (IoT), Wave Analytics, and many AppExchange technologies. As Platinum partners of Salesforce, we have liaised with Salesforce and invested heavily in creating Centers of Excellence. We have formed valuable collaborations with other Salesforce ISV partners and have capabilities in Apttus, CloudSense, CloudCraze, ServiceMax, and Financialforce. We have vertical competencies on Health Cloud and Financial Services Cloud and have developed native Salesforce solutions for life sciences, consumer packaged goods (CPG), retail, manufacturing, and high-tech micro-verticals.

Infosys Digital

Digital technology continues to impact our world through its transformative capability and pervasive impact. Digital is at the top of the agenda for most of our clients, resulting in strong demand for our services. Infosys Digital drives end-to-end digital transformation solutions for our clients to meet the rapidly ever-evolving demands of their consumers. Our key offerings include:

Digital Consulting: Our multidiscipline, broadly-informed digital consulting team leverages the connected screen and touch point neutral strategies, and effective plans to reimagine, reshape and retool our clients’ businesses to drive rapid change, better positioning them for growth in a digital world.

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

Data Sciences: We maximize human benefit and business impact by providing real-time and predictive insights to continuously inform every customer interaction. We identify, anticipate and predict behaviors, such as likelihood to purchase and churn, by analyzing behavioral, transactional and demographic data, as well as utilizing machine learning and predictive algorithms.

Connected Devices: We enable our customers to collaborate and engage in new ways of leveraging the world of connected devices. We provide services based on connected devices, wearables, and IoT.

E-commerce: We combine strong digital commerce strategies and significant technology implementation with proven execution experience. Our partners represent the breadth and depth of front-office and back-office services, which drive end-to-end, world-class customer experience.

E2E Digital Operations: We address the consumer demands of the digital age by providing a turnkey service, which enables our clients to bring their digital ad operations (AdOps, SEO/SEM, Programmatic, PLAs, PPC, omni-channel commerce, Social Media) into the enterprise to maximize speed-to-market and personalization.

Mobility: As smart devices (phone, tablets and wearables) rapidly become more pervasive and intrinsic in our lives, enterprises are eagerly looking at ways to leverage this phenomenon and transform their business. The Mobility Practice at Infosys Digital plays a pivotal role in ‘smart devices-led digital transformation’ for our clients.

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

We continue to invest in digital research initiatives, experience design labs, the latest testing and automation tools, Digital Academy, User Experience (UX) Labs, and in our mobile centers of excellence along with enhancing the Skava mobility platform. Our digital alliances, acquisitions and partnerships with leading strategic and innovative players are essential to our clients with end-to-end capabilities across the consulting, creative, technology and operations functions.

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

With the rapid embrace of digitization by our clients, Infosys has taken the lead to move away from the traditional waterfall development approach to an Agile and Scrum based approach supported by a robust DevOps framework. Infosys’ global Agile and Virtual Scrum (distributed Agile project execution platform) solutions embody the best practices developed from more than 1000 projects. These best practices enable clients to leverage the benefits of globally distributed teams while retaining all the advantages of co-located Agile teams. Additionally, the service virtualization and continuous delivery frameworks, as part of the Infosys DevOps Ecosystem, ensure that, not just the development but also the delivery of IT solutions, embrace agility, which is the ultimate goal of our clients.

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

Engineering Services

Our Engineering Services unit provides cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product conception and creation to sustenance and end-of-life management. This Practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the IoT and Software Defined Networking (SDN).

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

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is responsible for incubating new technological capabilities, competencies for emerging technologies, IP/Accelerators that differentiate service offerings and automation platforms. The mandate for iCETS is to keep an eye on emerging horizon and help service lines scale the adoption.

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

Our clients are facing a highly connected, competitive and technology-driven business environment. Predicting the next big threat or the next big opportunity is becoming increasingly difficult. Our clients expect us, as their innovation partners, to help them differentiate themselves with proactive technology guidance and innovation. iCETS brings together the Interdisciplinary learning by working with multiple segments and clients and contextualization of emerging technologies. iCETS strives to fulfill these expectations by playing a catalytic role in the technology led innovation and to provide our clients with first mover advantage in emerging technologies.

3) Products

EdgeVerve Systems Limited, a wholly owned subsidiary of Infosys, develops innovative software products and offers them on premise and on the cloud. Our products help businesses develop deeper connections with stakeholders, power continuous innovation and accelerate growth in the digital world. We power our clients’ growth in rapidly evolving areas like banking, distributive trade, credit servicing, customer service and enterprise buying. Today EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing and telecom. Our solutions are available in two broad categories – Edge suite and FinacleTM.

Edge suite includes – AssistEdge, CreditFinanceEdge, TradeEdge and ProcureEdge. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. CreditFinanceEdge is an integrated credit servicing and asset management platform that manages multiple credit types and asset classes – from on-boarding to resolution to closure. TradeEdge helps global companies, reach billions of new consumers and increase revenues while reducing non-productive inventory. ProcureEdge helps global organizations to continuously discover and realize value across their Source-to-Pay (S2P) cycle through automation.

FinacleTM is an industry-leading universal banking solution suite. It address core banking, online banking, mobile banking, payments, treasury, origination, liquidity management, Islamic banking, wealth management, analytics and block chain based needs of financial institutions worldwide.

4) Platforms

One important part of our strategy is the creation of “Infosys Platforms” that consist of Infosys Nia, along with its three embedded platform components - Infosys Nia Data, Infosys Nia Knowledge, and Infosys Nia Automation. We have built significant IP on a foundation of open source software components, and/or our proprietary software products, all of which can be deployed in the public or private cloud or on the customers' premises.

Infosys Nia

Infosys Nia is our knowledge-based Artificial Intelligence (AI) platform that applies next-generation AI and machine learning to dramatically improve business and IT processes. The platform collects, aggregates and transforms organizational information; captures know-how across people, processes and legacy systems; and learns from them, using this knowledge-base to amplify human capabilities. Infosys Nia empowers enterprises to continuously transform systems and processes to meet the challenges of the dynamic business environment.

Infosys Nia Data is an advanced data analytics and machine learning platform that enables businesses to operationalize their data assets and uncover new opportunities for rapid innovation and growth.

Infosys Nia Knowledge is a platform that captures, formalizes, and processes knowledge and represents it in a powerful ontology based structure. This allows the reuse of knowledge even as the underlying systems change.

Infosys Nia Automation is a platform that brings together predictive, cognitive, and robotic process automation. It automates repetitive and programmatic tasks and empowers an enterprise to allow its people to channel creativity, passion, and imagination into those tasks that bring greater value to customers.

Panaya

Panaya, an Infosys company, is a leader in ERP change management and cloud-based enterprise software testing. The Panaya CloudQuality™ Suite reduces the risk, time and costs required to deliver changes to ERP applications like SAP® and Oracle® EBS changes. Powered by big data analytics and aggregating since 2008, Panaya CloudQuality™ Suite delivers insights that help organizations determine dependencies, accelerated testing and ensure business continuity. It continues to drive innovation by enabling the continuous delivery of business-driven changes to systems of differentiation.

5) Skava

Skava, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering the most versatile technology platform in the industry. Skava enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

6) Business Process Outsourcing

Our business process outsourcing service offers services to operate, optimize and transform business processes. Infosys BPO enables clients to outsource several critical business processes that relate to specific industry verticals and functional horizontals. We operate in the banking, financial services, insurance services, manufacturing, energy, utilities, communications, media, entertainment, retail, consumer packaged goods, logistics, life sciences and healthcare verticals.

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

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geographic segment are as follows:

	Fiscal
	2017	2016	2015
North America	61.9%	62.7%	61.5%
Europe	22.5%	23.0%	24.1%
India	3.2%	2.6%	2.4%
Rest of the World	12.4%	11.7%	12.0%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2017	2016	2015
Financial services (FS)	27.1%	27.3%	27.0%
Manufacturing (MFG)	11.0%	11.0%	11.6%
Energy & utilities, Communication and Services (ECS)	22.5%	21.7%	22.5%
Retail, Consumer packaged goods and Logistics (RCL)	16.4%	16.4%	16.6%
Life Sciences, Healthcare and Insurance (HILIFE)	12.3%	13.0%	12.6%
Hi-Tech	7.5%	7.9%	7.3%
All other Segments	3.2%	2.7%	2.4%
Total	100.0%	100.0%	100.0%

For fiscal 2017, 2016 and 2015 our largest client contributed 3.4%, 3.6% and 3.3%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing and functions into teams that focus on specific industries and geographies. Our sales and marketing strategy is focused on articulating and demonstrating that enterprises can achieve greater efficiencies and simultaneously drive a purposeful innovation agenda, when their people are amplified by technology in a culture of education and lifelong learning.

Infosys branding is designed to position Infosys as the next-generation services company that will help enterprises renew themselves and create new avenues of value for them. The Infosys brand is built around the premise that software, in a very fundamental way, is reshaping the world around us. Because of this, there is a duality that every business faces - on the one hand, the need to renew existing systems and improve their effectiveness with new technologies and innovation; and on the other, deliver new kinds of services, new solutions in new ways using next-generation technologies to keep them ahead of the curve.

We help businesses transform in over 45 countries around the world across all industry verticals. Our blend of geographic reach and industry expertise allow us to deliver global expertise locally while tailoring it to each client's needs.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors focused on agility, flexibility and innovation in new technologies.

We typically compete with other technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In the future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology based solutions to business problems and from firms incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are:

•	the ability to keep pace with ever-changing technology and how they apply to customer requirements;

•	the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;

•	the ability to articulate and demonstrate long-term value to existing and potential customers;

•	the ability to attract and retain high-quality management, technology professionals, and sales personnel;

•	the ability to effectively integrate global execution capabilities to deliver high quality, seamless, scalable, cost-effective services;

•	a strong and well-recognized brand;

•	a proven track record of performance excellence and customer satisfaction;

•	the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and

•	high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the company and its customers.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2017, we employed 200,364 employees, of which 188,665 are professionals involved in service delivery to clients, including trainees. During fiscal 2017, we added 6,320 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

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

During fiscal 2017, we received 1,293,877 employment applications, interviewed 105,674 applicants and extended offers of employment to 51,004 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2017, we have applied for 737 unique patent applications in India, U.S. and other jurisdictions. We have been granted 370 patents by the United States Patent and Trademark Office, 3 patents by the Luxembourg Patent Office, 4 patents by the Indian Patent Office and 4 patents by the Intellectual Property Office of Singapore. We also have 48 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We have benefited from certain tax incentives promulgated by the Government of India, including tax holidays from Indian corporate income tax on the income from the operation of the units registered under the Software Technology Parks (STP) Scheme and tax holidays on the income from the operation of our units registered under the Special Economic Zone Act. The tax holiday for all of our STP units expired as of March 31, 2011. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. However, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the RBI and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI. The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors consisting of three or more directors, at least one of whom will be an independent director, and have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $34 million was contributed towards corporate social responsibility activities during fiscal 2017.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of March 31, 2017, the majority of our professionals in the United States held either H-1B visas (14,859 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,549 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years. Both are temporary visas, but the company may sponsor employees on either visa for green cards.

U.S. law provides that the annual limit on H-1B visas is 65,000 plus 20,000 additional H-1B visas that are available to those who possess a master's or higher degree from institutions of higher education in the United States. For fiscal 2017, over 199,000 applications were received during the filing period which began on April 3, 2017. The government conducts a random lottery to determine which H-1B applications will be adjudicated that year. Increasing demand for H-1B visas, or changes in how the annual limit is administered, could limit the company’s ability to access that visa classification.

Changes   in L-1 visa policy, either by statute or through administrative policy, could also limit our ability to transfer existing employees to the United States.

Immigration laws in the United States and in other countries are subject to legislative and policy changes, as well as to variations in standards of application and enforcement due to political forces and economic conditions. The U.S. Administration and key Members of the U.S. Congress have indicated that, they intend to reform the visa processes which allow high-skilled workers to enter and work in the U.S.  Accordingly, the U.S. Administration has announced several proposals emphasizing increased oversight and enforcement on potential visa fraud abuse, tightening of guidelines for visas to entry-level programmers, and replacing the random H-1B lottery with a system that favors the highest-paying employers. Similarly, legislation has been introduced in the U.S. Congress which proposes to drastically restrict a company’s ability to acquire or renew H-1B and L-1 visas for employees who are not U.S. citizens or green card holders or do not hold another form of work permission (e.g. Employment Authorization Document, NAFTA visa, etc).  The measures which are being considered by the U.S. Congress include, but are not limited to: replacing the random H-1B lottery with a system which favors the highest-paying employers, ban on additional H-1B or L-1 visas for companies with more than 50% visa holders, barring placement of temporary foreign workers on client sites, increasing visa fees on H-1B and L-1 visa renewals, increasing minimum compensation for H-1B visa holders, and eliminating the lowest category of H-1B visas.  In addition, a continuing threat is that some or all of these restrictions will be applied exclusively to Indian IT services companies. This could have a material and adverse effect on our business, revenues and operating results.

Similar labor market protective immigration reform measures have been introduced in many countries, which include minimum wage floor requirements for certain work permit categories. For example, new work permit regulations have come into effect in the United Kingdom which  require us to meet certain levels of compensation for certain temporary foreign workers. Many governments have also tightened adjudication standards for labor market tests. The Australian Government has proposed to replace the 457 visa program, the most commonly used temporary work visa process in Australia, with a more restrictive visa program, the Temporary Skill Shortage (TSS) visa. The 457 visa program will be completely phased out by March 2018. The Permanent Employer Sponsored Skilled Migration Program will also be restricted as part of this initiative.

It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. For example, in the United Kingdom, the government has invoked Article 50 on March 29, 2017 triggering the formal process to withdraw from the European Union (Brexit). This is likely to impact the free movement of United Kingdom workers in Europe and vice versa. As a result of Brexit, there is also expected to be an overhaul of the U.K. immigration system which could also restrict the movement of third country nationals affecting the IT industry.

Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Recently, there has been an increase in the number of visa application rejections. This may affect our ability to obtain timely visas and staff projects accordingly. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

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

We hold a majority interest in the following companies:

Infosys BPO. Infosys established Infosys BPO Limited in April 2002, under the laws of India. As of March 31, 2017, Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

Infosys is the sole shareholder of the following companies:

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia. The acquired company was renamed as 'Infosys Technologies (Australia) Pty. Limited'. As of March 31, 2017, Infosys Australia is under liquidation.

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

Infosys Nova. In January 2015, we incorporated a wholly owned subsidiary Infosys Nova Holding LLC. During the year ended March 31, 2015, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC. The Company has made this investment to form a new company along with Dream Works Animation (DWA). As of March 31, 2017, Infosys Nova holds 16% of the equity interests in DWA Nova LLC.

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

Infosys Consulting Pte Ltd. During fiscal 2017, the holding company of Infosys Consulting Pte Ltd changed from Lodestone Holding AG to Infosys Limited, on account of internal restructuring. As of March 31, 2017, Infosys holds 100% voting interest in Infosys Consulting Pte Ltd.

See Note 2.18, Related Party transactions under Item 18 of this Annual Report on Form 20-F for a list of all our subsidiaries and associates.

D.	PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.6 million square feet of land and 4.78 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 1,076,000 square feet in Electronics City which accommodate approximately 11,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2017, 2016, and 2015 was $411 million, $413 million, and $367 million, respectively. As of March 31, 2017 we had contractual commitments for capital expenditure of $177 million. All our capital expenditures are financed out of cash generated from operations.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

As on March 31, 2017, we have 84 sales and marketing offices across the world. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below.

Location	Building	Seating capacity	Ownership	Land	Ownership
	Approx. Sq. ft.			Approx. Sq. ft.
Software Development Facilities
Bengaluru (Infosys City), Karnataka	–	–	–	23,958	Leased
Bengaluru - J.P.Nagar Sarakki, Karnataka	–	–	–	16,553	Owned
Bengaluru (Infosys City Main Campus), Karnataka	3,836,968	22,787	Owned	3,505,446	Owned
Bengaluru (Infosys City-Phase 2), Karnataka	–	–	–	152,896	Owned
Bengaluru SY No 66 (Electronics City Karnataka)	–	–	–	44,083	Owned
Bengaluru Plot no 44 (SY No 5,11 15(p) - Electronics City, Karnataka	–	–	–	217,801	Owned
Bengaluru Plot no 20 (SY No 43(p) Electronic City-Phase 2	–	–	–	43,647	Owned
Bengaluru Plot no 110 (SY No 68(p) Electronic City	–	–	–	130,681	Owned
Bengaluru (Center Point, Electronics City), Karnataka	158,100	1,175	Leased	–	–
Bengaluru Sarjapur & Billapur, Karnataka	–	–	–	14,472,039	Owned
Bengaluru (Devanahalli), Karnataka	–	–	–	374,313	Owned
Bengaluru (Salarpuria Building, Electronics City) Karnataka	225,245	3,273	Leased	–	–
Bengaluru (Tower Office, Banerghatta Road), Karnataka	120,906	1,410	Leased	–	–
Bengaluru (JP IT Park Building, Electronics City), Karnataka	170,724	1,654	Leased	–	–
Bengaluru - Building next to Gate 2 (Opp. Siemens), Karnataka	399,080	2,099	Owned	90,170	Owned
Bengaluru - EC 53 Building (Electronics City Karnataka)	221,014	2,089	Owned	131,552	Owned
Bengaluru - Opp to EC 53 Building (Electronics City Karnataka)	–	–	–	437,344	Owned
Bengaluru – Goldhill building on rent Phase-2 (Electronics City Karnataka)	394,500	3,945	Leased	–	–
Bengaluru- rented Building next to JP IT Park ( Focus)	127,100	1,000	Leased	–	–
Bhubaneswar (Chandaka Industrial Park), Orissa	879,721	3,974	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	387,011	2,278	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,079	Owned	1,316,388	Leased
Chandigarh Quark City (SEZ Rented Building)	113,431	1,050	Leased	–	–
Chennai (Sholinganallur), Tamil Nadu	508,300	3,490	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,637,108	20,153	Owned	5,617,084	Leased
Chennai (Parnur Village, Kancheepuram District),TN	–	–	–	1,74,241	Leased
Chennai Kothari Rd Nungambakkam Tamil Nadu	–	–	–	16,610	Owned
Chennai - BPO Offices	189,884	2,364	Leased	–	–
Hyderabad (Manikonda Village), Andhra Pradesh	2,017,518	10,142	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	3,064,662	15,999	Owned	19,618,277	Owned
Hyderabad (Rampally Village), Andhra Pradesh	–	–	–	2,400	Owned
Mangalore (Kottara), Karnataka	204,000	1,287	Owned	119,790	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,741,636	5,604	Owned	15,156,794	Leased
Mangalore (Kairangala Village), Karnataka	–	–	–	258,747	Owned
Mysore (Hebbal Electronic City), Karnataka	11,585,593	15,751	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	–	–	–	2,047,346	Leased
Mysore – Hebbal Village Karnataka	–	–	–	10,803	Owned
Mysore – Hebbal Village Karnataka	–	–	–	460,083	Owned
Pune (Hinjewadi), Maharashtra	589,647	3,771	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,132	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	6,25,144	5,488	Leased	–	–
Thiruvananthapuram, Attipura Village, Kerala	1,989,655	7,068	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, Kerala	–	–	–	6,534	Owned
Thiruvananthapuram, Pallipuram Village, Kerala	–	–	–	2,171,039	Leased
Jaipur (M-City), Rajasthan	778,245	6,994	Owned	–	–
Jaipur (Mahindra World City), Rajasthan	–	–	–	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	–	–	–	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	–	–	–	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	–	–	–	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	–	–	–	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	–	–	–	2,178,009	Leased
New Delhi Vasanth Vihar	–	–	–	9,360	Owned
Gurgaon Sector 48, Village Tikri.	–	–	–	69,696	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	8,14,549	4,765	Owned	657,403	Leased
Hangzhou, China	186,814	2,136	Leased	–	–
Manila, Philippines	181,595	2,638	Leased	–	–
Lodz, Poland	224,643	2,597	Leased	–	–

(1)	The nature of the ownership is that of a land use right.

Item 4 A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The consolidated financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. The discussion, analysis and information presented in this section should be read in conjunction with our consolidated financial statements included herein and the notes thereto.

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

Our research and development expenses for fiscal 2017, 2016 and 2015 were $118 million, $108 million and $110 million, respectively.

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

Our professionals deliver high quality solutions for our clients using a combination of technology related service offerings, proprietary software platforms, consulting and business process outsourcing services. Using our Global Delivery Model, we are able to access required high skilled talent around the world in our Global Delivery Centers to deliver value to our clients.

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to better customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe, India and Rest of the World. We serve clients in financial services; manufacturing; Energy, Utilities, Communications &; Retail, CPG and logistics; Life sciences, Healthcare, Insurance and Hi-Tech.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. These factors have increased the reliance of companies on their outsourcing service providers and are expected to continue to drive future growth for outsourcing services. The key factors contributing to the growth of IT and IT enabled services include high quality delivery, significant cost benefits and the availability of a large and growing skilled and English speaking IT professionals. Our proprietary software platforms, proven Global Delivery Model, our comprehensive end-to-end solutions, our commitment to superior quality and process execution, our long standing client relationships, our ability to service clients across industries and our ability to scale make us one of the leading IT service providers.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report on Form 20-F.

We were founded in 1981 and are headquartered in Bengaluru, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

Key matters pertaining to subsidiaries and associate

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the Annual General Meeting held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. We have undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities between entities under common control is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We have undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities between entities under common control was accounted for at carrying values and did not have an impact on the consolidated financial statements. During the year ended March 31, 2017, EdgeVerve had repaid $63 million by redeeming proportionate number of debentures.

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

During the year ended March 31, 2017 and month ended April 2017, contingent consideration of $6 million and $7 million was paid  to the sellers of Kallidus on the achievement of certain financial targets for the year ended December 31, 2015 and December 31, 2016, respectively.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a leading provider of advanced information management consulting services for oil and gas industry. The acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ended December 31, 2016. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. During fiscal 2015, the Company acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2017, Infosys Nova holds 16% of the equity interest in DWA Nova LLC. During fiscal 2017, we recorded an impairment loss of $3 million on our investment in DWA Nova LLC.

Corporate actions

We allotted 574,236,166 fully paid up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. The record date fixed by our Board was December 3, 2014

We have allotted 1,148,472,332 fully paid-up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by our shareholders through postal ballot. The record date fixed by our Board was June 17, 2015.

For both these bonus issues, we allotted bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

Effective fiscal 2014, the board decided to increase the dividend pay-out ratio of the company from up to 30% of post-tax consolidated profits to up to 40% of post-tax consolidated profits. In its meeting on April 24, 2015, the Board decided to increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

•	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

•	Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any

At our Annual General Meeting held on June 18, 2016, our shareholders approved a final dividend of 14.25 per equity share (approximately $0.22 per equity share) for fiscal 2016, which in the aggregate resulted in a cash outflow of $579 million (excluding dividend paid on treasury shares) including corporate dividend tax.

On October 14, 2016, our Board declared an interim dividend of 11.00 ($0.17 per equity share) for fiscal 2017, which resulted in a cash outflow of $453 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The Board of Directors, in its meeting on April 13, 2017, have proposed a final dividend of 14.75/- per equity share ($0.23 per equity share) for fiscal 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved would result in a cash outflow of approximately $626 million (excluding dividend paid on treasury shares), including corporate dividend tax.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares. Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 11,289,514 and 11,323,576 shares, as of March 31, 2017 and March 31, 2016, respectively under the 2015 plan, out of which 100,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADSs.

The Board based on the recommendations of the Nomination and Remuneration Committee approved on April 13, 2017, performance based equity and stock options for the financial year 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million. Further, the Board also approved the grant of 137,741 time based RSUs for fiscal 2018 amounting to $2 million. Though the performance based equity and stock options for fiscal 2017 and time based RSUs for fiscal 2018 were granted on May 2, 2017, the cost for the same as well as the cost for the time based RSUs for the remaining employment term has been recorded under employee stock based compensation expense for the year ended March 31, 2017, in accordance with IFRS 2 Share-based Payment

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended, based on fiscal 2016 performance a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs are granted on May 2, 2017, would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs were granted on May 2, 2017, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense for the same during the year ended March 31, 2017.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 244,750 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, excluding CEO and COO, based on fiscal 2016 performance and the same were outstanding as of March 31, 2017. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel who was designated as executive officer for SEC reporting purposes on January 13, 2017 and the same were outstanding as of March 31, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During fiscal 2017, 2016 and 2015, we recorded an employee stock compensation expense of $5 million, $1 million and less than $1 million, respectively towards key managerial personnel including CEO and COO.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 2,507,740 RSUs and 703,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Out of the same, as of March 31, 2017, 2,406,980 RSUs, 695,100 ESOPs and 106,845 incentive units were outstanding (net of forfeitures). These instruments will vest over a period of 4 years and are subject to continued service.

During the year ended March 31, 2017, March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of $17 million, $1 million and less than $1 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to CEO, COO, other KMP and other employees.

For additional information of the Company’s stock incentive compensation plans, see Note 2.15 Employees’ Stock Options Plans under Item 18 of this Annual Report.

Early adoption of IFRS 9

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

-	Financial assets carried at amortized cost
-	Financial assets fair valued through other comprehensive income
-	Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated and the cumulative impact has been recorded in other comprehensive income for the year ended March 31, 2017. The impact on account of adoption of IFRS 9 is given in Note 2.2 under Item 18 of this Annual Report.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2013 to fiscal 2017:

(Dollars in millions except per share and employee data)

	Fiscal 2017	Fiscal 2013	Compounded annual growth rate
Revenues	10,208	7,398	8.4%
Net profit	2,140	1,725	5.5%
Earnings per equity share (Basic)	0.94	0.76	5.5%
Earnings per equity share (Diluted)	0.94	0.76	5.5%
Number of employees at the end of the fiscal year	200,364	156,688	6.3%

Our revenue growth was attributable to a number of factors, including an increase in the volume and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 321 new customers (gross) during fiscal 2017 as compared to 325 new customers (gross) during fiscal 2016 and 221 new customers (gross) during fiscal 2015. For fiscal 2017, 2016 and 2015, 97.3%, 97.1% and 97.8%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Revenues	100.0%	100.0%	100.0%
Cost of sales	63.1%	62.6%	61.7%
Gross profit	36.9%	37.4%	38.3%
Operating expenses:
Selling and marketing expenses	5.2%	5.5%	5.5%
Administrative expenses	6.9%	6.9%	6.9%
Total operating expenses	12.2%	12.4%	12.4%
Operating profit	24.7%	25.0%	25.9%
Other income, net	4.5%	5.0%	6.4%
Share in associate's profit / (loss) and others	–	–	–
Profit before income taxes	29.1%	30.0%	32.3%
Income tax expense	8.2%	8.4%	9.2%
Net profit	21.0%	21.6%	23.1%

Results for Fiscal 2017 compared to Fiscal 2016

Revenues

Our revenues are generated principally from services provided mainly on either a time-and-materials or a fixed-price, fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2017 from fiscal 2016:

 (Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Revenues	10,208	9,501	707	7.4%

The increase in revenues was primarily attributable to an increase in volumes in our segments.

The following table sets forth our revenues by business segments for fiscal 2017 and fiscal 2016:

Business Segments	Percentage of Revenues
	Fiscal 2017	Fiscal 2016
Financial Services (FS)	27.1%	27.3%
Manufacturing (MFG)	11.0%	11.0%
Energy & utilities, Communication and Services (ECS)	22.5%	21.7%
Retail, Consumer packaged goods and Logistics (RCL)	16.4%	16.4%
Life Sciences, Healthcare and Insurance (HILIFE)	12.3%	13.0%
Hi-Tech	7.5%	7.9%
All other Segments	3.2%	2.7%

There were significant currency movements during fiscal 2017 as compared to fiscal 2016. The U.S. dollar appreciated by 13.9% against the United Kingdom Pound Sterling, 0.9% against the Euro and depreciated by 2.7% against the Australian Dollar.

Had the average exchange rate between various currencies and the U.S. dollar remained constant, during fiscal 2017 in comparison to fiscal 2016, our revenues in constant currency terms for fiscal 2017 would have been $10,291 million as against our reported revenues of $10,208 million, resulting in a growth of 8.3% as against a reported growth of 7.4%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2017 and fiscal 2016 (see Note 2.19.1, Business Segments under Item 18 of this Annual Report on Form 20-F for additional information):

Business segment profit %

Business Segments	Fiscal 2017	Fiscal 2016
Financial services (FS)	28.1%	28.4%
Manufacturing (MFG)	24.6%	22.6%
Energy & utilities, Communication and Services (ECS)	28.7%	29.6%
Retail, Consumer packaged goods and Logistics (RCL)	29.0%	27.8%
Life Sciences, Healthcare and Insurance (HILIFE)	27.4%	28.0%
Hi-Tech	24.9%	26.5%
All other Segments	13.2%	15.4%

Overall segment profitability has marginally declined primarily on account of decline in realization, compensation increase for employees, cross currency volatility, increase in onsite mix, increase in impairment loss on receivables from certain customers, partially offset by increase in utilization, and Rupee depreciation against U.S. Dollar. MFG profitability has increased on account of lower third party costs in certain infrastructure deals and lower impairment loss on receivables. RCL profitability has increased mainly on account of reduced onsite mix. Hi-Tech profitability has declined mainly on account of increase in onsite mix.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location for fiscal 2017 and fiscal 2016:

	Percentage of revenues
	Fiscal 2017	Fiscal 2016
Onsite	53.7%	53.2%
Offshore	46.3%	46.8%

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

The table below sets forth details of billable hours expended for onsite and offshore for fiscal 2017 and fiscal 2016:

	Fiscal 2017	Fiscal 2016
Onsite	25.2%	24.7%
Offshore	74.8%	75.3%

Revenues from services represented 96.9% of total revenues for fiscal 2017 and fiscal 2016. We also generate revenue from software application products, including banking software. Sales of our software products represented 3.1% of our total revenues for fiscal 2017 and fiscal 2016.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2017 and fiscal 2016:

	Percentage of total services revenues
	Fiscal 2017	Fiscal 2016
Fixed-price, fixed-timeframe contracts	48.0%	44.0%
Time-and-materials contracts	52.0%	56.0%

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of technology  professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause lower utilization. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our training course for new employees.

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2017	Fiscal 2016
Including trainees	77.6%	75.0%
Excluding trainees	81.7%	80.6%

The following table sets forth our revenues by geographic segments for fiscal 2017 and fiscal 2016:

Geographic Segments	Percentage of revenues
	Fiscal 2017	Fiscal 2016
North America	61.9%	62.7%
Europe	22.5%	23.0%
India	3.2%	2.6%
Rest of the World	12.4%	11.7%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2017 and fiscal 2016 (see Note 2.19.2, Geographic Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

Geographic segment profit %

Geographic Segments	Fiscal 2017	Fiscal 2016
North America	25.9%	26.2%
Europe	27.0%	27.1%
India	33.8%	35.1%
Rest of the World	32.2%	32.3%

Overall segment profitability has marginally declined primarily on account of decline in realization, compensation increase for employees, cross currency volatility, increase in onsite mix, increase in impairment loss on receivables from certain customers, partially offset by increase in utilization, and Rupee depreciation against U.S. Dollar.

During fiscal 2017, the total billed person-months for our IT services professionals grew by 10.2% compared to fiscal 2016. The onsite and offshore billed person-months for our IT services professionals grew by 11.8% and 9.5%, respectively during fiscal 2017. During fiscal 2017, there was a 3.2% decrease in offshore revenue realization, and a 3.2% decrease in the onsite revenue realization of our IT services professionals when compared to fiscal 2016. On a blended basis, the revenue realization decreased by 2.7% during fiscal 2017 when compared to fiscal 2016. Revenue realization is defined as revenue per billed person month.

Cost of sales

The following table sets forth our cost of sales for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Cost of sales	6,446	5,950	496	8.3%
As a percentage of revenue	63.1%	62.6%

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change
Employee benefit costs	4,987	4,627	360
Deferred purchase price pertaining to acquisition (Refer to note 2.9 of Item 18)	–	23	(23)
Depreciation and amortization	254	222	32
Travelling costs	246	250	(4)
Cost of technical sub-contractors	571	537	34
Cost of Software packages for own use	118	111	7
Third party items bought for service delivery to clients	120	81	39
Operating lease payments	46	37	9
Consultancy and professional charges	4	3	1
Communication costs	39	27	12
Provision for post-sales client support	12	1	11
Repairs and maintenance	46	28	18
Other expenses	3	3	–
Total cost of sales	6,446	5,950	496

The cost of efforts, comprising of employee cost and cost of technical sub-contractors, as a percentage of revenue remained constant at 54.4% in fiscal 2016 and fiscal 2017. During fiscal 2017, the benefit on account of higher utilization and currency fluctuation was offset by higher onsite mix and compensation increase.

The increase in cost of sales during fiscal 2017 from fiscal 2016 was primarily due to increase in third party items bought for service delivery to clients, communication and repairs cost, partially offset by deferred purchase price pertaining to acquisitions and travel cost.

The increase in third party items bought for service delivery to clients has been primarily in infrastructure services. The increase in employee cost during fiscal 2017 from fiscal 2016 is on account of increased compensation in last 12 months, promotions and increase in the number of employees as well as higher onsite mix which was partially offset by higher utilization.

Gross profit

The following table sets forth our gross profit for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Gross profit	3,762	3,551	211	5.9%
As a percentage of revenue	36.9%	37.4%

The decrease in gross profit as a percentage of revenue during fiscal 2017 from fiscal 2016 was attributable to an increase in cost of sales as a percentage of revenue during the same period as explained above.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Selling and marketing expenses	535	522	13	2.5%
As a percentage of revenue	5.2%	5.5%

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change
Employee benefit costs	405	403	2
Travelling costs	52	54	(2)
Branding and marketing	51	44	7
Operating lease payments	10	7	3
Consultancy and professional charges	7	7	–
Communication costs	3	3	–
Other expenses	7	4	3
Total selling and marketing expenses	535	522	13

Selling and marketing cost as a percentage of revenue has marginally declined by 0.3%. This is mainly on account of employee benefit cost not increasing in line with revenue.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Administrative expenses	707	654	53	8.1%
As a percentage of revenue	6.9%	6.9%

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change
Employee benefit costs	220	206	14
Consultancy and professional charges	103	107	(4)
Repairs and maintenance	145	131	14
Power and fuel	34	33	1
Communication costs	40	38	2
Travelling costs	35	41	(6)
Rates and taxes	22	17	5
Operating lease payments	17	11	6
Insurance charges	8	9	(1)
Impairment loss recognised/(reversed) on financial assets	21	(7)	28
Contribution towards Corporate Social Responsibility (CSR)	34	33	1
Other expenses	28	35	(7)
Total administrative expenses	707	654	53

The general and administrative expenses as a percentage of revenue have remained constant for fiscal 2017 and fiscal 2016. However, increase in repairs and maintenance, operating lease payments, impairment losses recognized on financial assets were partially offset by a decrease in consultancy and professional charges and travelling cost. The increase in impairment losses on financial assets is due to specific provisions made for certain customers. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The increase in operating lease payments was on account of additional space taken on lease. The employee benefit costs as a percentage of revenue has remained constant in fiscal 2017 and fiscal 2016.

Operating profit

The following table sets forth our operating profit for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Operating profit	2,520	2,375	145	6.1%
As a percentage of revenue	24.7%	25.0%

The decrease in operating profit as a percentage of revenue for fiscal 2017 from fiscal 2016 was attributable to a decrease of 0.5% in gross profit as a percentage of revenue during the same  period partially offset by a decrease in selling and marketing expenses

The benefit of rupee depreciation was significantly offset by the impact due to cross currency movement.

Other income

The following table sets forth our other income for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Other income, net	459	476	(17)	(3.6%)

Other income for fiscal 2017 primarily includes income from investments of $402 million and a foreign exchange gain of $89 million on forward and options contracts and foreign exchange loss of $54 million on translation of other assets and liabilities.

Other income for fiscal 2016 primarily includes income from investments of $412 million and a foreign exchange gain of $4 million on forward and option contracts and a foreign exchange gain of $21 million on translation of other assets and liabilities.

Interest income from investments has gone down despite higher investible base on account of softening of interest rates in India.

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

The following table sets forth the currencies in which our revenues for fiscal 2017 and fiscal 2016 were denominated:

Currency	Percentage of Revenues
	Fiscal 2017	Fiscal 2016
U.S. dollar	69.6%	69.9%
United Kingdom Pound Sterling	5.8%	6.6%
Euro	9.6%	9.3%
Australian dollar	7.3%	6.9%
Others	7.7%	7.3%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2017 and fiscal 2016:

	Fiscal 2017()	Fiscal 2016()	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	67.11	65.69	(2.2)%
United Kingdom Pound Sterling	87.41	98.88	11.6%
Euro	73.40	72.51	(1.2)%
Australian dollar	50.46	48.27	(4.5)%

	Fiscal 2017()	Fiscal 2016()
Exchange rate at the beginning of the period: (a)
U.S. dollar	66.26	62.50
United Kingdom Pound Sterling	95.47	92.47
Euro	75.40	67.19
Australian dollar	50.98	47.54
Exchange rate at the end of the period: (b)
U.S. dollar	64.85	66.26
United Kingdom Pound Sterling	80.90	95.47
Euro	69.29	75.40
Australian dollar	49.58	50.98
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	2.1%	(6.0)%
United Kingdom Pound Sterling	15.3%	(3.2)%
Euro	8.1%	(12.2)%
Australian dollar	2.7%	(7.2)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2017 and fiscal 2016:

	Fiscal 2017 ($)	Fiscal 2016 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.30	1.51	13.9%
Euro	1.09	1.10	0.9%
Australian dollar	0.75	0.73	(2.7)%

	Fiscal 2017 ($)	Fiscal 2016 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.44	1.48
Euro	1.14	1.08
Australian dollars	0.77	0.76
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.25	1.44
Euro	1.07	1.14
Australian dollar	0.76	0.77
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	13.2%	2.7%
Euro	6.1%	(5.6)%
Australian dollar	1.3%	(1.3)%

For each of the fiscal 2017 and fiscal 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.50%. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Company and Our Industry - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a foreign exchange gain of $89 million and $4 million for fiscal 2017 and fiscal 2016, respectively, on account of foreign exchange forward and option contracts and foreign exchange loss of $54 million and foreign exchange gain of $21 million on translation of other assets and liabilities for fiscal 2017 and fiscal 2016, respectively.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $295 million and $268 million for fiscal 2017 and 2016, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2017 was $0.13 and for fiscal 2016 was $0.12. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue, wherever applicable (See Note 2.12, Equity, under Item 18 of this Annual Report on Form 20-F for additional information). See Note 2.16, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2017 and fiscal 2016:

  (Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Income tax expense	834	799	35	4.4%
Effective tax rate	28.0%	28.0%

Our effective tax rate for the fiscal 2017 and fiscal 2016 was constant at 28.0%. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units and other tax deductions. There was no change in the effective tax rate for fiscal 2017 as compared to fiscal 2016, as the benefit of higher non-taxable income (income from SEZ units) was offset by reduction in tax reversals, net of provisions.

For fiscal 2017, the tax reversals comprise of reversal of provisions of $53 million made in earlier periods which is partially offset by an additional tax provision of $30 million pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. The additional provision pertaining to prior periods is primarily due to audits and assessments in certain jurisdictions.

For fiscal 2016, the tax reversals comprise of reversal of provisions of $51 million made in earlier periods which is partially offset by an additional tax provision of $4 million pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. (See Note 2.16, Income Taxes, under Item 18 of this Annual report on Form 20-F for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Refer Note 2.16 in Item 18 of this Annual Report for disclosures on income tax claims against the Company not acknowledged as debts.

Net profit

The following table sets forth our net profit for fiscal 2017 and fiscal 2016:

(Dollars in millions)

	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Net profit	2,140	2,052	88	4.3%
As a percentage of revenues	21.0%	21.6%

The decrease in net profit as a percentage of revenues for fiscal 2017 as compared to fiscal 2016 was primarily attributable to a 0.3% decrease in operating profit as a percentage of revenue and decrease in other income.

Results for Fiscal 2016 compared to Fiscal 2015

Revenues

Our revenues are generated principally from services provided mainly on either a time-and-materials or a fixed-price, fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of between 0 and 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

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

Business segment profit %

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

Geographic segment profit %

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

During fiscal 2016, the total billed person-months for our IT services professionals grew by 14.5% compared to fiscal 2015. The onsite and offshore billed person-months for our IT services professionals grew by 16.8% and 13.6%, respectively during fiscal 2016. During fiscal 2016, there was a 7.2% decrease in offshore revenue realization, and a 4.0% decrease in the onsite revenue realization of our IT services professionals when compared to fiscal 2015. On a blended basis, the revenue realization decreased by 4.7% during fiscal 2016 when compared to fiscal 2015. Revenue realization is defined as revenue per billed person month.

Cost of sales

The following table sets forth our cost of sales for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Cost of sales	5,950	5,374	576	10.7%
As a percentage of revenue	62.6%	61.7%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	4,627	4,299	328
Deferred purchase price pertaining to acquisition (Refer to note 2.9 of Item 18)	23	41	(18)
Depreciation and amortization	222	175	47
Travelling costs	250	219	31
Cost of technical sub-contractors	537	354	183
Cost of Software packages for own use	111	139	(28)
Third party items bought for service delivery to clients	81	31	50
Operating lease payments	37	35	2
Communication costs	27	34	(7)
Provision for post-sales client support	1	6	(5)
Repairs and maintenance	28	27	1
Other expenses	6	14	(8)
Total cost of sales	5,950	5,374	576

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

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Selling and marketing expenses	522	480	42	8.7%
As a percentage of revenue	5.5%	5.5%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	403	389	14
Travelling costs	54	43	11
Branding and marketing	44	26	18
Operating lease payments	7	6	1
Consultancy and professional charges	7	3	4
Communication costs	3	4	(1)
Other expenses	4	9	(5)
Total selling and marketing expenses	522	480	42

The increase in selling and marketing expenses during fiscal 2016 from fiscal 2015 was attributable primarily on account of branding and marketing activities undertaken by the company and increase in travelling cost on account of an overall increase in business. The employee benefit costs as a percentage of revenue has not changed significantly in fiscal 2016 as compared to fiscal 2015.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2016 and fiscal 2015:

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change	Percentage Change
Administrative expenses	654	599	55	9.2%
As a percentage of revenue	6.9%	6.9%

(Dollars in millions)

	Fiscal 2016	Fiscal 2015	Change
Employee benefit costs	206	174	32
Consultancy and professional charges	107	65	42
Repairs and maintenance	131	97	34
Power and fuel	33	36	(3)
Communication costs	38	44	(6)
Travelling costs	41	35	6
Rates and taxes	17	21	(4)
Operating lease payments	11	9	2
Insurance charges	9	9	–
Impairment loss (reversed) on financial assets	(7)	29	(36)
Contribution towards Corporate Social Responsibility (CSR)	33	42	(9)
Other expenses	35	38	(3)
Total administrative expenses	654	599	55

The increase in administrative expenses for fiscal 2016 from fiscal 2015 was primarily due to increase in consultancy and professional charges, repairs and maintenance, partially offset by a decrease in impairment loss (reversed) on financial assets. The increase in consultancy and professional charges was due to additional costs arising out of acquisitions, increased recruitment and training initiatives and increase in other professional fees. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The decrease in impairment loss (reversed) on financial assets was primarily due to collection of receivables which were earlier provided for. The employee benefit costs as a percentage of revenue has not changed significantly in fiscal 2016 as compared to fiscal 2015.

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

Other income for fiscal 2016 primarily includes income from investments of $412 million and a foreign exchange gain of $4 million on forward and option contracts and a foreign exchange gain of $21 million on translation of other assets and liabilities. The interest income for fiscal 2016 has declined as compared to fiscal 2015 primarily due to the softening interest rate environment in India.

Other income for fiscal 2015 primarily includes income from investments of $475 million and a foreign exchange gain of $85 million on forward and option contracts, partially offset by a foreign exchange loss of $7 million on translation of other assets and liabilities.

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

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2016 and fiscal 2015:

	Fiscal 2016()	Fiscal 2015()	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	65.69	61.18	(7.4%)
United Kingdom Pound Sterling	98.88	98.37	(0.5%)
Euro	72.51	77.06	5.9%
Australian dollar	48.27	53.11	9.1%

	Fiscal 2016()	Fiscal 2015()
Exchange rate at the beginning of the period: (a)
U.S. dollar	62.50	59.92
United Kingdom Pound Sterling	92.47	99.77
Euro	67.19	82.69
Australian dollar	47.54	55.30
Exchange rate at the end of the period: (b)
U.S. dollar	66.26	62.50
United Kingdom Pound Sterling	95.47	92.47
Euro	75.40	67.19
Australian dollar	50.98	47.54
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(6.0)%	(4.3)%
United Kingdom Pound Sterling	(3.2)%	7.3%
Euro	(12.2)%	18.7%
Australian dollar	(7.2)%	14.0%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2016 and fiscal 2015:

	Fiscal 2016 ($)	Fiscal 2015 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.51	1.61	6.2%
Euro	1.10	1.26	12.7%
Australian dollar	0.73	0.87	16.1%

	Fiscal 2016 ($)	Fiscal 2015 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.48	1.67
Euro	1.08	1.38
Australian dollars	0.76	0.92
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.44	1.48
Euro	1.14	1.08
Australian dollar	0.77	0.76
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	2.7%	11.4%
Euro	(5.6)%	21.7%
Australian dollar	(1.3)%	17.4%

For fiscal 2016 and fiscal 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.50% and 0.52%, respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Company and Our Industry - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

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

Refer Note 2.16 in Item 18 of this Annual Report for disclosures on income tax claims against the Company not acknowledged as debts.

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

Sensitivity analysis for significant defined benefit plans for Fiscal 2017 over Fiscal 2016

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2017 and March 31, 2016:

 (Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Benefit obligation at the end	172	142
Fair Value of plan assets at the end	184	143
Funded Status	12	1

See Note 2.11.1, Gratuity, under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States. Our growth in subsequent years has been financed largely by cash generated from operations.

As of March 31, 2017, 2016 and 2015, we had $6,121 million, $5,804 million and $5,731 million in working capital (working capital defined as current assets minus current liabilities), respectively. The working capital as of March 31, 2017 includes $3,489 million in cash and cash equivalents and $1,538 million in current investments. The working capital as of March 31, 2016 includes $4,935 million in cash and cash equivalents and $11 million in current investments. The working capital as of March 31, 2015 includes $4,859 million in cash and cash equivalents, $140 million in current investments. We have no outstanding bank borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $88 million, $74 million and $58 million as of March 31, 2017, 2016 and 2015, respectively. These restrictions are primarily on account of balances held in unpaid dividend bank accounts, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. Our investments comprising of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures) and certificates of deposit. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit-rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

The following table sets forth our cash flows for fiscal 2017, 2016 and 2015:

 (Dollars in millions)

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Net cash provided by operating activities	2,099	1,862	1,756
Net cash (used) in investing activities	(2,547)	(474)	(205)
Net cash (used) in financing activities	(1,032)	(1,059)	(815)

Net cash provided by operating activities:

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred purchase price, income taxes, income from investments, impairment losses recognized on financial assets and changes in working capital.

Trade receivables and unbilled revenue included under changes in working capital increased by $260 million, $252 million and $246 million during fiscal 2017, 2016 and 2015, respectively.

Trade receivables as a percentage of last 12 months revenues were 18.6%, 18.0% and 17.8% as of March 31, 2017, 2016 and 2015, respectively. Day’s sales outstanding on the basis of last 12 months revenues were 68 days, 66 days and 65 days as of March 31, 2017, 2016 and 2015, respectively.

Prepayments and other assets during fiscal 2017 as compared to fiscal 2016 have increased primarily on account of increase in withholding taxes, deposits with corporation and prepaid expenses offset by reduction in interest accrued. The interest accrued has decreased on account change in the mix of investments. During fiscal 2017, there was an increase in investments carried at fair value, the carrying value of which included interest accrued on the same.

Prepayments and other assets during fiscal 2016 as compared to fiscal 2015 have increased primarily on account of increase in withholding taxes, deferred contract cost, interest accrued, prepaid expenses and loans advanced to employees. The interest accrued has increased on account of increase in the proportion of cumulative fixed deposits. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Increase in other liabilities and provisions during fiscal 2017 as compared to fiscal 2016 is primarily on account of increases in accrued expenses, partially offset by payment of contingent  consideration and decrease in accrued compensation to employees. Increase in other liabilities and provisions during fiscal 2016 as compared to fiscal 2015 is primarily on account of increases in withholding taxes payable, accrued expenses, contingent consideration and accrued compensation to employees partially offset by a decrease in liability towards acquisition of business comprising of deferred consideration towards post acquisition employee remuneration which was settled during the year.

Unearned revenues comprises of advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Unbilled revenues comprises of costs and earnings in excess of billings. Unbilled revenue, net of unearned revenues, as a percentage of revenue has increased marginally to 2.8% in fiscal 2017 as compared to 2.7% in fiscal 2016.

In fiscal 2017, income tax paid under protest, consequent to demand from tax authorities in India was $36 million and $10 million relating to fiscal 2012 and fiscal 2013, respectively. In fiscal 2016, income tax of $138 million was paid consequent to demand from tax authorities in India relating to fiscal 2011. Both these demands were towards denial of certain tax benefits. We have filed an appeal with the Income Tax Appellate Authorities (see note 2.16, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2017, we expect to contribute $15 million to gratuity trusts during fiscal 2018 (see note 2.11.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2017, 2016 and 2015 was Nil, $117 million and $206 million, respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2017, 2016 and 2015 was $411 million, $413 million and $367 million, respectively for our software Development Centers. During fiscal 2017, we invested $8,083 million in liquid mutual funds and fixed maturity plans securities, $1,167 million in certificates of deposit, $10 million in equity and preference securities, $4 million in other investments, $638 million in quoted debt securities, $25 million in deposit with corporations and redeemed liquid mutual funds and fixed maturity plan securities of $7,759 million and redeemed $1 million of quoted debt securities. During fiscal 2016, we invested $3,676 million in liquid mutual funds, $22 million in deposits with corporations, $12 million in equity and preference securities, $3 million in other investments, $46 million in quoted debt securities and redeemed liquid mutual funds and fixed maturity plan securities of $3,800 million. The redemption of liquid mutual funds was to lock-in interest rates on account of softening interest rates in India. During fiscal 2015, we invested $3,906 million in liquid mutual funds and fixed maturity plan securities, $22 million in deposits with corporations, and redeemed liquid mutual funds and fixed maturity plan securities of $4,123 million and $135 million in certificates of deposit.

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

During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2017, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. U.S (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $91 million and a contingent consideration of up to $20 million. The payment of the contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017. During the year ended March 31, 2017 and month ended April 2017, contingent consideration of $6 million and $7 million was paid  to the sellers of Kallidus on the achievement of certain financial targets for the year ended December 31, 2015 and December 31, 2016, respectively.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a leading provider of advanced information management consulting services for oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date the next three years, subject to their continuous employment with the group at each anniversary. The payment of the contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and year ended December 31, 2016. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

We have an innovation fund with an outlay of $500 million to support the creation of a global eco-system of strategic partners. Out of the total outlay, $45 million has been invested as of March 31, 2017 and we have an uncalled capital commitment of $18 million.

We provide personal loans and salary advances to employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 10%. Loans and advances aggregating $47 million, $50 million and $40 million were outstanding as of March 31, 2017, 2016 and 2015, respectively.

The timing of recovery of employee loans and advances outstanding as of March 31, 2017 are as detailed below:

(Dollars in millions)

12 months ending March 31,	Repayment
2018	42
2019	5
47

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2017, fiscal 2016 and fiscal 2015 was $1,032 million, $1,059 million and $815 million towards dividend payments including corporate dividend tax.

Our Board increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

1.	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2.	In addition to the above, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Our Board, in its meeting on April 13, 2017, proposed a final dividend of 14.75 per equity share (approximately $0.23 per equity share) for fiscal 2017. The proposal is subject to approval of shareholders at our Annual General Meeting to be held on June 24, 2017, and if approved, would result in a cash outflow of approximately $626 million (excluding dividend paid on treasury shares), inclusive of corporate dividend tax.

As of March 31, 2017, we had contractual commitments for capital expenditure of $177 million, as compared to $224 million and $252 million of contractual commitments as of March 31, 2016 and 2015, respectively. These commitments include $132 million in commitments for domestic purchases as of March 31, 2017, as compared to $181 million and $182 million as of March 31, 2016 and 2015, respectively, and $45 million in overseas commitments for hardware, supplies and services to support our operations generally as of March 31, 2017, as compared to $43 million and $70 million as of March 31, 2016 and 2015, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2017 to be significantly completed in a year.

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

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency revenues, receivables and payables.

We have chosen alternative 1 provided by Item 11 of Form 20-F to disclose quantitative information about market risk. All the required information under alternative 1 has been either included in components of market risk as given below or in note 2.3 under Item 18 of this Annual Report and such information has been incorporated herein by reference.

The following table provides the cross references to notes under Item 18 of this Annual Report which contains disclosures required under alternative 1 of Item 11 of Form 20-F.

Sl. No.	Requirements of Alternative 1 of Item 11	Cross reference to notes in the financial statements for instruments held for trading (Derivative financial instruments)	Cross reference to notes in the financial statements for instruments other than for trading purposes (All other financial instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.3, Financial Instruments, of Item 18 of this Annual Report.	Table: The carrying value and fair value of financial instruments by categories under Note 2.3, Financial Instruments, of Item 18 of this Annual Report.
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2017 and March 31, 2016.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2017 and March 31, 2016.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.	Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2017 and March 31, 2016.
4.	Categorization of market risk sensitive instruments	We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report; table giving details in respect of outstanding foreign exchange forward and option contracts.	We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2017 and March 31, 2016.
5.	Descriptions and assumptions to understand the above disclosures	All the tables given under Note 2.3, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.	All the tables given under Note 2.3, Financial Instruments, under Item 18 of this Annual Report have explanatory headings and the necessary details to understand the information contained in the tables.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management, Finance and investment committee and our Audit Committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

(1)	Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2017, 2016 and 2015, U.S. dollar denominated revenues represented 69.6%, 69.9% and 68.9% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.8%, 6.6% and 5.9% of total revenues, revenues denominated in the Euro represented 9.6%, 9.3% and 10.2% of total revenues while revenues denominated in the Australian dollar represented 7.3%, 6.9% and 7.6% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank.

As of March 31, 2017, we had outstanding forward contracts of $526 million, Euro 114 million, United Kingdom Pound Sterling 75 million, Australian dollar 35 million, Swiss Franc 10 million, Singapore Dollar 5 million, Swedish Krona 50 million and outstanding options contract of $195 million, Euro 25 million, United Kingdom Pound Sterling 30 million and Canadian Dollar 13 million. Additionally, as of March 31, 2017, we had outstanding forward contracts of Euro 95 million, United Kingdom Pound Sterling 40 million, and Australian dollar 130 million designated as cash flow hedges, and outstanding options contract of Euro 40 million designated as cash flow hedges. As of March 31, 2016, we had outstanding forward contracts of $510 million, Euro 100 million, United Kingdom Pound Sterling 65 million, Australian dollar 55 million, and Swiss Franc 25 million and outstanding options contract of $125 million. As of March 31, 2015, we had outstanding forward contracts of $716 million, Euro 67 million, United Kingdom Pound Sterling 73 million, Australian dollar 98 million, Canadian dollar 12 million and Singapore dollar 25 million.

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

(2)	Fair value. Refer to Note 2.3 in Item 18 in this Annual Report for the disclosure on carrying value and fair value of financial assets and liabilities.

Recent Accounting Pronouncements

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

The standard permits two possible methods of transition:

•	Full retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented.

The group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

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

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

Amendments to IAS 7, Statement of cash flows: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

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

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to note 2.7 of Item 18 of this Annual Report.

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

Revenue Recognition

We derive our revenues primarily from software development and related services and the licensing of software products. Arrangements with customers for software development and related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

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

Income Taxes

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2017.

(Dollars in millions)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	376	71	112	79	114
Purchase obligations	370	295	67	8	–
Post-retirement benefits obligations	282	24	51	59	148

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

Unrecognized tax benefits amounting to $574 million relate to liability towards uncertain tax positions taken in major tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable and accordingly has not been disclosed in the above table.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the respective ages and positions of our directors and executive officers as of the date of this Annual Report on Form 20-F.

R. Seshasayee	68	Chairman and Independent Director
Ravi Venkatesan(1)	54	Co-Chairman and Independent Director
Dr. Vishal Sikka	49	Chief Executive Officer and Managing Director
U. B. Pravin Rao	55	Chief Operating Officer and Whole-time Director
Prof. Jeffrey S. Lehman	60	Independent Director
Prof. John W. Etchemendy	64	Independent Director
Kiran Mazumdar-Shaw	64	Independent Director
D. N. Prahlad (2)	61	Independent Director
Dr. Punita Kumar-Sinha	54	Independent Director
Roopa Kudva	53	Independent Director
M. D. Ranganath	55	Chief Financial Officer
Ravi Kumar S. (3)	46	Deputy Chief Operating Officer
Mohit Joshi(3)	42	President
Sandeep Dadlani(3)	42	President
Rajesh K. Murthy (3)	46	President
Krishnamurthy Shankar(3)	54	Executive Vice President and Group Head, HRD
Gopi Krishnan Radhakrishnan(3)(4)	40	Acting General Counsel

(1)	Appointed as Co-Chairman of the Board with effect from April 13, 2017.
(2)	Appointed as member of the Board with effect from October 14, 2016. Appointment confirmed by the shareholders by way of postal ballot concluded on March 31, 2017.
(3)	Named as Executive Officers of the Company for SEC reporting purposes with effect from January 13, 2017.
(4)	Appointed as the Acting General Counsel with effect from January 1, 2017. David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer of the Company with effect from December 31, 2016.

The following are the details of membership and chairmanship in Board committees:

Committees of the Board of Directors
Name	Board	AC	RSC	NRC	SRC	CSR	FAI	Committee of Directors (1)
R Seshasayee	Chairman	●		●		C		C
Ravi Venkatesan	Co-Chairman	●	C		●		●	●
Dr. Vishal Sikka	●					●
U B Pravin Rao	●
Prof. Jeffrey S. Lehman	●	●		C	C
Prof. John W. Etchemendy	●		●	●	●		●
Kiran Mazumdar- Shaw	●		●	●		●	●
Roopa Kudva	●	C	●				●
Dr. Punita Kumar-Sinha	●		●				C
D. N Prahlad	●		●	●	●			●

(1)	Formed on April 13, 2017

● Member of the Committee;

C- Chairperson;

AC- Audit Committee;

RSC- Risk and Strategy Committee;

NRC - Nomination and Remuneration Committee;

SRC- Stakeholders Relationship Committee;

CSR- Corporate Social Responsibility Committee;

FAI- Finance and Investment Committee.

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive and independent directors to maintain its independence and separate its functions of governance and management. The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) mandates that for a company with a non-executive Chairman, at least one-third of the board should be independent directors. As of March 31, 2017, our Board comprised ten members, two of whom are executive or whole-time directors, while the remaining eight are independent directors, constituting 80% of the Board’s strength — more than the requirements of the Companies Act, 2013 and the Listing Regulations. Three out of ten Board members are women. Six  of our Board members are Indians, while four are foreign nationals. The Board periodically evaluates the need for change in its composition and size.

Definition of Independent Directors

The Companies Act, 2013 and the Listing Regulations define an ‘independent director’ as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. They also state that the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual and the Sarbanes-Oxley Act, and U.S. securities laws by virtue of our listing on the NYSE in the U.S.

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

Age limit for Independent Director: 70 years.

The term of the persons holding these positions may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholder approval by passing a special resolution based on the explanatory statement annexed to the notice for such motion indicating the justification for extension of appointment beyond 60 or 70 years as the case may be.

R. Seshasayee is the Non-Executive Chairman of the Board of Directors of Infosys. In addition, he is the Chairperson of the CSR Committee and Committee of Directors, member of Nomination and Remuneration Committee and of the Audit Committee. He joined the Board in January 2011. Seshasayee was the Managing Director and CEO of Ashok Leyland Ltd from 1998 to 2011, Executive Vice Chairman from 2011 to 2013 and Non-Executive Vice Chairman from 2013 to 2016. Seshasayee has also been the Non-Executive Chairman of IndusInd Bank Ltd since June 2007.  Seshasayee was the President of Confederation of Indian Industry during 2006. He has won many awards and recognition, both in India and outside. Seshasayee is a Chartered Accountant by profession.

Ravi Venkatesan is an Independent Director & Co-Chairman of Infosys. He has served as one of our directors since April 2011. He is also the Chairperson of our Risk and Strategy Committee and a member of our Stakeholders Relationship Committee, Audit Committee, Committee of Directors and Finance and Investment Committee. Mr. Venkatesan is the Non – Executive Chairman of the Bank of Baroda and was previously the Chairman of Microsoft India. Mr. Venkatesan is also a trustee of Rockefeller Foundation and Chairman of Social Venture Partners India. He is the author of "Conquering the Chaos: Win in India, Win Everywhere" published by Harvard Business Review. Mr. Venkatesan received a Bachelor of technology in mechanical engineering from the Indian Institute of Technology, Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar. He was voted as one of India's best management thinkers by Thinkers50.

Dr. Vishal Sikka is Chief Executive Officer & Managing Director of Infosys. Dr. Sikka is also Executive Officer of Infosys Nova Holdings LLC and a member of our CSR Committee. Dr. Sikka joined Infosys in 2014 to help transform the company during a time of significant change in the services industry. Since joining Infosys, Dr. Sikka has implemented a strategy of helping clients renew their existing IT landscapes non-disruptively, and at the same time, innovating into new breakthrough areas in their increasingly digital and automated futures. Prior to joining Infosys, Dr. Sikka was a member of the Executive Board of SAP SE, leading all products and technologies, and driving innovation globally. Known as the father of SAP HANA and the creator of ‘Timeless Software’, he is especially known for his championing of technology to amplify human potential as well as his passion for applying software in purposeful ways to address some of the biggest global challenges. Dr. Sikka received his BS in Computer Science from Syracuse University and has a Ph.D. in Computer Science, in the area of Artificial Intelligence, from Stanford University.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and Whole-time Director of the Board. He was inducted on January 10, 2014 as Member of the Board. Pravin Rao has overall strategic and operational responsibility for the entire portfolio of the company’s offerings. As the Chief Operating Officer, Mr. Pravin Rao oversees the key functions of global sales, global delivery and business enabling functions. He is also the Chairman of Infosys BPO and Chairman of Infosys Technologies (Australia) Pty. Limited. Mr. Pravin Rao has 30 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Pravin Rao holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of Confederation of Indian Industry (CII), the Executive Council of Nasscom and Executive Council of WBCSD (World Business Council for Sustainable Development).

Prof. Jeffrey S. Lehman is an Independent Director of Infosys. He has served as one of our directors since April 2006. Mr. Lehman is the Chairperson of our Nomination and Remuneration Committee and Stakeholders Relationship Committee and a member of our Audit Committee. He also serves as the Chairperson   of Infosys Public Services, Inc. For the past several years, Mr. Lehman has been Vice Chancellor of NYU Shanghai.  He has previously served as the founding dean of the Peking University School of Transnational Law, the president at Cornell University, and the dean of the University of Michigan Law School. Mr. Lehman received a Bachelor of Arts in Mathematics from Cornell University and Master of Public Policy and Juris Doctor degrees from the University of Michigan.

Prof. John W. Etchemendy is an Independent Director of Infosys. He has served as one of the directors on our Board since December 2014. He is member of Risk and Strategy Committee, Stakeholders Relationship Committee, Nomination and Remuneration Committee and Finance and Investment Committee. He was the Provost of Stanford University, a position he had held for 16 years, and holds the Patrick Suppes Family Professorship in the School of Humanities and Sciences. He is also a faculty member in the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI). He has received several teaching awards at Stanford and is the recipient of the Educom Medal for leadership in the application of technology to teaching. He received his B.A. and M.A. in Philosophy from the University of Nevada, Reno. He earned his doctorate in Philosophy at Stanford University. He served on the faculty at Princeton University for two years before joining Stanford's faculty in 1983. He is the author of numerous books and articles on logic, some co-authored with close collaborators. He has been co-editor of the Journal of Symbolic Logic and on the editorial board of several other journals.

Kiran Mazumdar-Shaw   is an Independent Director of Infosys. She has served as one of our directors since January 2014. She is the Chairperson & Managing Director of Biocon Limited, a biotechnology company based in Bengaluru, India. She is a member of our Nomination and Remuneration Committee, CSR Committee, Risk and Strategy Committee and Finance and Investment Committee. Ms. Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. The Economic Times placed her at India Inc.’s top 10 most powerful women CEO for the year 2012.  Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. Ms. Shaw received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Ms. Shaw has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Dr. Punita Kumar-Sinha  is an Independent Director of Infosys. She has served as one of the directors on our Board since January 2016. She is the Chairperson of the Finance and Investment Committee and a member of the Risk and Strategy Committee. Dr. Sinha has focused on investment management and financial markets during her 27-year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. Currently, she is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Sinha is also a Senior Advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and the Chief Investment Officer of Blackstone Asia Advisors. Dr. Sinha was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, she led the business and managed teams in US, India, and Hong Kong. Prior to joining Blackstone, Dr. Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank. She has been frequently featured in the media. She has been a speaker at many forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination. She has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in chemical engineering with distinction from the Indian Institute of Technology, New Delhi. She has an MBA and is also a CFA Charter holder. Dr. Sinha is a member of the CFA Institute and the Council on Foreign Relations. She is a Charter Member and was a Board Member of TIE-Boston. Dr. Sinha has been awarded the Distinguished Alumni Award from IIT Delhi.

Roopa Kudva is an Independent Director of Infosys. She has served as a director on our Board since February 2015. Ms. Kudva is Partner and Managing Director, India of Omidyar Network. Omidyar Network is a US-based philanthropic investment firm. She was the Managing Director and Chief Executive Officer of CRISIL, a global analytical company providing ratings, research, and risk and policy advisory services. She is the Chairperson of Audit Committee and a member of Finance and Investment Committee and Risk and Strategy Committee. She has regularly featured in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. She is a recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year’ Award 2013-14. She is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the RBI. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions. She holds a postgraduate diploma in management from Indian Institute of Management, Ahmedabad (IIM-A) and also received the ‘Distinguished Alumnus Award’ from her alma mater.

D.N. Prahlad is an Independent Director of Infosys. He has served as one of the directors on our Board since October 2016. He is a member of the Nomination and Remuneration Committee, Risk and Strategy Committee, Stakeholders Relationship Committee and Committee of Directors. Mr. Prahlad is the founder of Surya Software Systems Private Limited (Surya), Bengaluru. Surya focuses on products for financial risk management of financial institutions in general and banks in particular. He is a Non-Executive chairman of Surya, Non-Executive Director in SOLCEN Technologies Private Limited and an Independent Director in Infosys BPO Limited and Edgeverve Systems Limited. In addition,  Mr. Prahlad is on the advisory board of Computer Science and Automation Department of Indian Institute of Science, Bengaluru. He served as an adjunct faculty at Indian Institute of Information Technology, Bengaluru in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company with leading edge nano-technology in diagnostic measurements related to diabetes. Mr. Prahlad is a B.Sc. with honours in mathematics from Bengaluru University and B.E. (Electrical technology and Electronics) from Indian Institute of Science, Bengaluru. Prior to founding Surya, Mr. Prahlad played a key role in the rapid growth of Infosys, being associated with Infosys in its formative years. He brings with him a high level of experience of working with multiple Fortune 50 clients, creation of new services, products and strategies.

M.D. Ranganath is the Chief Financial Officer of the company. He has over 25 years of experience in information technology and financial services industries. He has held several leadership positions during a tenure of over 16 years with Infosys. He led the cost optimization initiative of the company as part of the Chairman’s Office. From 2008 to 2013, he was the Chief Risk Officer and worked with the Board’s Risk Management and Audit Committees to enable the Board’s overview of risk management. Prior to this, he was Head of the Domain Competency Group of the company where he led a group of industry consultants and worked with global financial services clients. From 1991 to 1999, he worked with ICICI Limited, where he held leadership responsibilities in Treasury, Planning and credit functions. He has a post graduate diploma in management (PGDM) from the Indian Institute of Management, Ahmedabad, a master's degree in technology from the Indian Institute of Technology, Madras and bachelor’s degree in engineering from university of Mysore. He is an Associate Member of CPA, Australia.

Ravi Kumar S. is the Deputy Chief Operating Officer of the company. In this role, he leads the Infosys global delivery organization across all global industry segments. In addition, he oversees Infosys Business Process Outsourcing (BPO) and is on the board of Infosys BPO Ltd. He also oversees Infosys operations in Japan and China. He is the Chairman of the Board of Infosys China and Infosys Shanghai. He is also on the board of Infosys Public Services, Infosys Consulting Holding AG and Panaya.  Previously, Ravi was the Group Head for the Insurance, Healthcare, and Cards and Payments unit. Ravi has over 19 years of experience in the consulting space, incubating new practice lines, driving large transformational programs, and evangelizing new business models across industry segments. He has played diverse roles across organizations within the CRM space for Oracle Corporation, building a next-generation CRM practice at Cambridge Technology Partners. He has also worked on process and technology transformation for the unbundling of Indian State Electricity Boards at PricewaterhouseCoopers. Ravi started his career as a nuclear scientist at the Bhabha Atomic Research Center.    Ravi is a part of several steering committee boards of large transformational initiatives for global clients. He is a member of the Young Presidents Organization (YPO) Manhattan Chapter; Honorary Founding Board Member of the Technology Advisory Board at MIT Forum; Advisory Board of the Global Supply Chain Center at Marshall Business School, University of Southern California; NASSCOM IT Services Council and many other industry forums.  Ravi has a master’s degree in business administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the company. He is Head of Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences at Infosys and is also responsible for org-wide sales operations and reporting processes, including large deal pursuits and top account growth. He is a director in Infosys Americas Inc, Infosys Technologies (China) Co. Limited, Infosys Technologies (Shanghai) Company Limited and Infosys Technologies (Sweden) AB. He has over 18 years of professional experience working across the US, India, Mexico, and Europe. He was also selected as a Young Global Leader (YGL) by the World Economic Forum, Davos in 2014. He joined Infosys in 2000 and has since worked in different capacities. In his previous role, he was responsible for leading the Financial Services practice in Europe. In 2007, he was appointed as CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. He has previously worked in India with ABN AMRO and ANZ Grindlays in their Corporate and Investment banks. He holds a Master of Business Administration from the Faculty of Management Studies, Delhi University and a bachelor’s degree in history from St. Stephen’s College, Delhi.

Sandeep Dadlani is a President and Head of Americas for Infosys. He is also Global Head of the Manufacturing, Retail, CPG and Logistics Unit at Infosys. He is Chairperson of Infosys Americas and EdgeVerve Systems Limited. He is also a director in Skava Systems Private Ltd. and Kallidus Inc. Sandeep is the trustee for Infosys Foundation USA, focused on driving computer literacy and the Maker Movement in the US. He is responsible for Infosys’s New Software businesses, his other responsibilities include managing the entire partner ecosystem of Infosys. Sandeep is on the Advisory Boards of Georgia-Tech and Kennesaw State University, Georgia. He has been featured for consecutive years on the UN Global Compact Supply Chain Sustainability Advisory Board and co-authored their report on supply chain sustainability. He is a regular speaker at industry forums such as Consumer Goods Technology, National Retail Federation, Client and Partner Innovation forums, and at Infosys Investor / Analyst / Customer conferences. He is also a member of the World Economic Forum Council on Future of Consumption. He is a BE in electronics engineering from M. S. University and a Master of Management Studies in finance from Jamnalal Bajaj Institute of Management Studies, Mumbai University.

Rajesh Krishnamurthy  is a President and is responsible for the global Energy, Resources, Utilities, Telecommunications and Services business unit, including setting the vision, creating and implementing strategy, and driving growth. Rajesh's portfolio of responsibilities also includes Infosys Consulting Holding AG, a global advisor to leading companies for strategy, business optimization and technology-enabled transformation programs. As Head of Infosys Europe, he oversees the company’s operations in the region. He is also a director in Noah Consulting LLC and Infosys Technologies (Sweden) AB. Previously, Rajesh was Head of the Financial Services and Insurance business units in Europe. He managed the global Consulting and Systems Integration (C&SI) practice for the Retail, CPG and Life Sciences industry group. C&SI spanned management consulting services, packaged application services (SAP, Oracle), and advanced technologies. Rajesh holds a bachelor’s degree in electronics engineering from the University of Pune, India.

Krishnamurthy Shankar is the Group Head of Human Resource (HR) Development at Infosys. In this role, he is responsible for envisioning the roadmap for HR and driving the talent and organization strategy. Krish leads multiple teams across various HR functions towards the goal of providing employees with the best experience. Krish has over 30 years of experience and has led HR functions in organizations like Bharti Airtel, Philips, Hindustan Unilever and Unilever. In his wide ranging experience in these organizations, he has facilitated organization-wide transformation and capability development, along with leading the transformation of HR into a strategic partner. Krish holds a postgraduate diploma in HR from XLRI, Jamshedpur, and has received an executive certificate in Strategy and Organization from the Stanford Graduate School of Business.

Gopi Krishnan Radhakrishnan is Vice President, Deputy General Counsel and the acting General Counsel for Infosys Limited.  He has been with Infosys Limited for 2 years now.  Prior to joining Infosys, Gopi worked with IBM Corporation in India, Singapore and the US, in various capacities, including as Regional Counsel for IBM’s India/South Asia region.  Gopi has also worked with ICICI Limited in their Corporate Legal Department.  He is a graduate of the National Law School of India University in Bengaluru, India.

COMPENSATION

As our business strategy adapts to the changing industry context and the highly competitive environment that we operate in, our Executive Leadership Compensation philosophy has evolved to reward long term sustainable performance. Our approach to Executive Leadership Compensation has shifted from a predominantly cash-based compensation structure to a total rewards structure where a significant portion of rewards are in the form of stock incentives, in order to align with interest of the shareholders. Stock or Equity based incentives can be either time based or performance based equity grants. Time based stock incentives, in the form of Restricted Stock Units (RSUs), are granted based on continuation of service of the executives. Performance based stock incentives are generally granted annually, in the form of Stock Options and/or RSUs, upon the achievement of Company and individual goals. Such stock incentives generally vest in 4 equal annual installments and are exercisable within the period as approved by the Nomination and Remuneration Committee. Stock incentives may not be granted if the Company’s performance is below a certain specified threshold, as determined by the Nomination and Remuneration Committee from time to time. The overview of executive leadership compensation is filed as an exhibit to this Annual Report on Form 20-F.

The Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is based on the approval obtained from shareholders and is disclosed separately in the financial statements. The remuneration of executive directors consists of a fixed component and a variable component including stock incentives. The variable pay and grant of stock incentives is subject to achievement of certain goals as determined by the Board.

The Nomination and Remuneration Committee makes a periodic appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the Committee and placed before the shareholders at the shareholders’ meeting / postal ballot.

The executive directors of the Company are entitled to an annual/half yearly variable pay including stock incentives, which is subject to the achievement of certain targets by the Company, as determined by the Board. The Board may reserve the authority to set such targets on a GAAP or non-GAAP basis.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits  for the year, calculated as per the provisions of the Companies Act, 2013. The performance of the independent directors is reviewed by the Board on an annual basis.

In fiscal 2017, we paid independent directors an aggregate of $1,504,411. Directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

(A)	The table below describes the compensation for our independent directors, for fiscal 2017.

Name	Commission ($)
R.Seshasayee	300,000
Ravi Venkatesan	160,000
Prof. Jeffrey S. Lehman	311,875
Prof. John W. Etchemendy	169,875
Kiran Mazumdar-Shaw	136,875
Roopa Kudva	169,487
Dr. Punita Kumar- Sinha	188,500
D.N Prahlad (1)	67,799

(1)	Appointed as a member of the Board effective October 14, 2016. Appointment approved by the shareholders by way of postal ballot concluded on March 31, 2017.

(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2017.

Name	Salary & other annual compensation ($)	Bonus, incentive & others ($)	Amount accrued for long term benefits ($)	Value of RSUs & ESOPs granted($)	Number of RSUs granted	Number of ESOPs granted
Dr. Vishal Sikka	1,000,000	(1) 822,289	42,171	(1)(2)(3) 4,885,482	(1)(2)(3) 253,183	(1)(2)(3) 330,525
U. B. Pravin Rao(4)	596,155	548,088	26,399	(5) 600,060	(5) 27,250	(5) 43,000
M. D. Ranganath	424,434	272,022	14,654	(6) 675,068	(6) 30,650	(6) 48,400
Ravi Kumar S(7)	594,719	433,268	24,785	(6)1,175,000	(6) 52,350	(6) 112,750
Mohit Joshi(7)	541,710	361,005	113,875	(6) 1,175,000	(6) 52,350	(6) 112,750
Sandeep Dadlani(7)	607,441	435,699	24,731	(6) 1,175,000	(6) 52,350	(6) 112,750
Rajesh K Murthy(7)	484,671	361,851	285,548	(6) 1,003,498	(6) 45,000	(6) 96,900
Krishnamurthy Shankar (7)	301,065	234,145	22,792	(6) 264,986	(6) 12,050	(6) 19,000
David D. Kennedy	356,192	(8) 775,130	53,159	–	–	–
Gopi Krishnan Radhakrishnan (9) (7)	99,458	66,216	8,623	(10) 22,155	(10) 1,500	–

The performance bonuses include accruals for the second half of the year. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(1)

Pursuant to the approval from the shareholders through postal ballot concluded on March 31, 2016, Dr. Vishal Sikka is eligible to receive variable pay of $3 million at target, an annual grant of time based RSUs of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million, which vest over time subject to achievement of performance targets set by the Board or its committee under the 2015 Plan.

Based on the performance evaluation for fiscal 2017, the Board on the recommendations of the Nomination and Remuneration Committee approved on April 13, 2017,

•         $0.82 million as variable pay to the CEO for the year ended March 31, 2017.

•         performance based equity and stock options for fiscal 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million.

•         the annual time based RSUs amounting to $2 million for fiscal 2018 comprising of 137,741 RSUs.

These RSUs and stock options have been granted with effect from May 2, 2017.

(2)	For fiscal 2017, 120,700 time based RSUs amounting to $2 million have been granted on August 1, 2016. These RSUs were issued in equity shares represented by ADSs.
(3)	The number and value of RSUs and ESOPs included in the table above, does not include the annual time based RSUs of 137,741 RSUs amounting to $2 million as it pertains to fiscal 2018.
(4)	The shareholders, by way of postal ballot concluded on March 31, 2017 approved a revision in the salary of U. B. Pravin Rao Chief Operating Officer and Whole-time Director with effect from November 1, 2016. (Refer to, Material contracts, of Item 10 of this Annual Report)
(5)	Based on fiscal 2016 performance, the Nomination and Remuneration Committee in its meeting on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs under the 2015 Plan, and the same was approved by shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs were granted with effect from May 2, 2017.
(6)	The Board in its meeting on October 14, 2016 recommended granting of RSUs and ESOPs under the 2015 Plan to the executive officers. The grants have been made with an effective date of November 1, 2016. These RSUs and ESOPs would vest over a period of four years.
(7)	Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravi Kumar S, Krishnamurthy Shankar and Gopi Krishnan Radhakrishnan were named as Executive Officers of the Company for SEC reporting purposes with effect from January 13, 2017. However the compensation in the above table is for entire fiscal 2017
(8)	Includes $0.87 million payable under severance agreement. David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer of the Company with effect from December 31, 2016.
(9)	Gopi Krishnan Radhakrishnan, Deputy General Counsel, was appointed as the Acting General Counsel with effect from January 1, 2017.
(10)	The grants have been made with an effective date of November 1, 2016. These RSUs and ESOPs would vest over a period of four years.

All the above grants were made in accordance with the 2015 Stock Incentive Plan. Refer to Note 2.15, Employees’ Stock Option Plans, of Item 18 of this Annual Report for further details of the grants.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at average exchange rates.

Under the Listing Regulations, no employee of a listed company including key managerial personnel or promoter may enter into an agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit sharing in connection with dealings in the securities of such listed company, unless the same has been approved by a majority of the shareholders of the listed company by way of an ordinary resolution. In such general meeting, those persons who are affected by such resolutions are to abstain from voting in such general meeting. There are no such arrangements in Infosys as on the date of this Annual Report on Form 20-F.

Equity Grants

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADSs.

The Board based on the recommendations of the Nomination and Remuneration Committee approved on April 13, 2017, performance based equity and stock options for the financial year 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million. Further, the Board also approved the grant of 137,741 time based RSUs for financial year 2018 amounting to $2 million. These grants were made with effect from May 2, 2017.

The RSUs and ESOPs would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended, based on fiscal 2016 performance a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs are granted on May 2, 2017, would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 244,750 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, excluding CEO and COO, based on fiscal 2016 performance and the same were outstanding as of March 31, 2017. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel who was designated as executive officer for SEC reporting purposes on January 13, 2017 and the same were outstanding as of March 31, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Option Exercises and Holdings

None of the directors, except Dr. Vishal Sikka, held or exercised any options during the fiscal 2017. During fiscal 2017, Dr. Vishal Sikka exercised 34,062 RSUs and held 308,143 RSUs outstanding as of March 31, 2017 (excluding grants made with effect from May 2, 2017).

Details of RSUs and stock options granted and holdings to KMPs (other than CEO and COO) have been explained above under ‘Equity grants’.

Subsequent grants made to CEO and COO with effect from May 2, 2017 have been explained above under ‘Equity grants’.

Term of Office

The Indian Companies Act, 2013 only mandates executive directors to retire by rotation. Independent Directors shall hold office for a term up to five consecutive years on the board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly U.B Pravin Rao Chief Operating Officer and Whole-time Director, retires by rotation at the ensuing Annual General Meeting of the Company. The term of office of each of the directors is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Ravi Venkatesan	April 1, 2014	March 31, 2019	–
Prof. Jeffrey S. Lehman	April 14, 2016	April 13, 2018	–
R. Seshasayee	April 1, 2014	May 31, 2018	–
U. B. Pravin Rao(3)	January 10, 2014	January 9, 2019	Yes
Kiran Mazumdar-Shaw	January 10, 2014	March 31, 2019	–
Dr. Vishal Sikka	June 14, 2014	March 31, 2021	Yes
Prof. John W. Etchemendy	December 4, 2014	December 3, 2019	–
Roopa Kudva	February 4, 2015	February 3, 2020	–
Dr. Punita Kumar-Sinha	January 14, 2016	January 13, 2021	–
D.N. Prahlad(4)	October 14, 2016	October 13, 2021	–

(1)	For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.
(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Appointed as a Member of the Board with effect from January 10, 2014. He will retire by rotation in the ensuing Annual General Meeting scheduled for June 24, 2017 and will seek re-appointment.
(4)	Appointed by the Board as additional director effective October 14, 2016 and the appointment was confirmed by shareholders by way of postal ballot on March 31, 2017.

Employment and Indemnification contracts

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors. We have entered into agreements with our executive directors, Dr. Vishal Sikka, the Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer and Whole-time Director. Refer to the section titled ‘Material Contracts’ in Item 10 of this Annual Report for the details of their contracts.

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

Board Composition

Our Articles of Association were recently amended following approval of the shareholders obtained by way of postal ballot concluded on March 31, 2017. Our amended Articles of Association, which are filed as an Exhibit to this Annual Report on Form 20-F, provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 15. As on March 31, 2017, the Board consists of 10 members, two of whom are executive or whole-time directors, and eight are independent directors as defined by Rule (303A.02) of the Listed Company Manual of the New York Stock Exchange.

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

Board Leadership Structure

The Company has appointed R. Seshasayee as the non-executive Chairman of the Board (‘the Chairman’), Ravi Venkatesan, Independent Director, as the Co-Chairman of the Board (in the meeting of the Board held on April 13, 2017), and Dr. Vishal Sikka as the Chief Executive Officer and Managing Director (CEO & MD).

The responsibilities and authority of these officials are as follows:

The Chairman and Co-Chairman (‘Chairmen’) are the leaders of the Board. As Chairmen, they are responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairmen are primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman  will preside over meetings of the Board and of the shareholders of the Company.

The Chairmen will take a lead role in managing the Board and facilitate effective communication among directors. They are responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors in fulfilling their responsibilities. The Chairmen will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board’s administrative activities, such as meetings, schedules, agendas, communication and documentation.

The Chairmen will actively work with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO and MD is responsible for corporate strategy, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets and acquisitions.

Board’s Role in Risk Oversight

Our Board as a whole is responsible for overall oversight of risk management. The Risk and Strategy Committee, comprising of six independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk and strategy committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

Board and Management Changes

D.N. Prahlad was appointed as an Independent Director effective October 14, 2016 and his appointment was confirmed by the shareholders by way of postal ballot concluded on March 31, 2017.

David D. Kennedy ceased to be the General Counsel and Chief Compliance Officer of the Company with effect from December 31, 2016.

Gopi Krishnan Radhakrishnan, Deputy General Counsel was appointed as the Acting General Counsel with effect from January 1, 2017.

Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravi Kumar S, Krishnamurthy Shankar and Gopi Krishnan Radhakrishnan were named as Executive Officers of the Company for SEC reporting purposes with effect from January 13, 2017.

The Board, at its meeting held on April 13, 2017 appointed Ravi Venkatesan, Independent Director as Co- Chairman of the Board.

Board Committee Information

Currently, the Board has seven committees: the Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk and Strategy Committee, Corporate Social Responsibility (CSR) Committee, Finance and Investment Committee and Committee of Directors (constituted on April 13, 2017). The charters governing these committees (except Committee of Directors) and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All committees except the CSR Committee consist entirely of independent directors.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the Nomination and Remuneration Committee.

The Non-Executive Chairman of the Board, in consultation with the Company Secretary and the committee Chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval. During the year, all the recommendations of the Committees were approved by the Board. The quorum for meetings is higher of two members or one-third of the members of the committee.

Board member evaluation

To improve the effectiveness of the Board and its Committees, as well as that of each individual Director, a formal and rigorous Board review is internally undertaken on an annual basis. For fiscal 2017, the Board Review process, was for the first time externally facilitated and conducted by Egon Zehnder (a Leadership Advisory Firm on Board matters). The process took the form of questionnaires followed by structured interviews with Independent and Executive Directors. A group of senior members of the Executive Team were also interviewed by representatives of Egon Zehnder. Independent directors have three key roles – governance, control and providing guidance to executive leadership. Some of the performance indicators based on which the independent directors are evaluated include:

•	The ability to contribute to and monitor our corporate governance practices
•	The ability to contribute by introducing international best practices to address business challenges and risks
•	Active participation in long-term strategic planning
•	Commitment to the fulfillment of a director’s obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

Details relating to the Audit Committee, Nomination and Remuneration Committee, Risk and Strategy Committee, Stakeholders Relationship Committee, Finance and Investment Committee, Corporate Social Responsibility Committee and Committee of Directors of the Board are provided below.

Audit Committee

The Audit Committee comprised four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2017. They were:

•	Ms. Roopa Kudva, Chairperson and Audit Committee Financial Expert

•	Mr. R. Seshasayee,

•	Prof. Jeffrey S. Lehman

•	Mr. Ravi Venkatesan

There was no change in the composition of the Committee during the year. The Company Secretary acts as the secretary to the audit committee.

The primary objective of Audit Committee is to monitor and provide an effective supervision of the Management’s financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The Committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures are taken by the Committee to ensure the objectivity and independence of the independent auditors.

The Audit Committee held four meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The Audit Committee has adopted a revised charter which is filed as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of five independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2017 They were:

•	Prof. Jeffery S Lehman, Chairperson

•	Mr. R. Seshasayee

•	Ms. Kiran Mazumdar-Shaw

•	Prof. John W Etchemendy

•	Mr. D.N Prahlad

Mr. D.N. Prahlad was appointed as a member of the Committee effective January 13, 2017

The purpose of the Nomination and Remuneration Committee is to screen and review individuals qualified to serve as Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by the Board and recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. It also designs, benchmarks and continuously reviews the compensation program for our CEO and MD and senior executives and the Board against the achievement of measurable performance goals, and structures senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The Committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The Committee annually reviews and approves for the CEO and MD, the executive directors and executive officers : (a) the annual base salary; (b) the annual incentive bonus, including the specific performance based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements. It reviews and discusses all matters pertaining to candidates and evaluates the candidates in accordance with a process that it sees fit, passing on the recommendations to the Board. The Committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a periodic basis as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the  year. The Committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The Nomination and Remuneration Committee held six meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The Nomination and Remuneration Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Risk and Strategy Committee

The Risk and Strategy Committee comprised six independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2017. They were:

•	Mr. Ravi Venkatesan, Chairperson

•	Dr. Punita Kumar-Sinha

•	Ms. Kiran Mazumdar-Shaw

•	Prof. John W. Etchemendy

•	Ms. Roopa Kudva

•	Mr. D N Prahlad

Dr. Punita Kumar-Sinha was appointed as a member of the Committee effective April 15, 2016.

Mr. R Seshasayee ceased to be a member of the Committee effective April 15, 2016.

Mr. D.N. Prahlad was appointed as member of the Committee effective March 9, 2017.

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

The Risk and Strategy Committee held four meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The Risk and Strategy Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprised four independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2017. They were:

•	Prof. Jeffery S Lehman, Chairperson

•	Mr. Ravi Venkatesan

•	Prof. John W Etchemendy

•	Mr. D N Prahlad

Mr. D.N Prahlad was appointed as a member of the Committee effective January 13, 2017.

The Stakeholders Relationship Committee has a mandate to review and redress stakeholder grievances.

The Stakeholders Relationship Committee held four meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The Stakeholders Relationship Committee has adopted a charter which is filed as an exhibit to this Annual Report on Form 20-F.

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee comprised two independent directors and the CEO & MD as members as of March 31, 2017. They are:

•	Mr. R. Seshasayee, Chairperson
•	Ms. Kiran Mazumdar-Shaw
•	Dr. Vishal Sikka

There were no changes to the constitution of the Committee during the year.

The CSR Committee was set up to formulate and monitor the CSR policy of the Company. The CSR Committee adopted a policy that outlines the Companies objective of catalyzing economic development that positively improves the quality of life for the society and aims to be responsible for the Company’s actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The CSR Committee is also responsible for overseeing the activities / functioning of the Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundation, in turn, guides the CSR Committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR Committee held four meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The CSR Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Finance and Investment Committee

The Finance and Investment Committee comprised five independent directors as on March 31, 2017:

•	Dr. Punita Kumar-Sinha, Chairperson

•	Ms. Kiran Mazumdar-Shaw

•	Mr. Ravi Venkatesan

•	Prof. John W. Etchemendy

•	Ms. Roopa Kudva

Dr. Punita Kumar-Sinha was appointed as a member of the Committee effective April 15, 2016 and Chairperson of the Committee effective January 13, 2017.

Ms. Roopa Kudva ceased to be the Chairperson but continued as a member of the Committee effective January 13, 2017

The purpose of the Finance and Investment Committee is to assist it in overseeing acquisitions and investments made by the Company and to provide oversight on key investment policies of the Company.

The Finance and Investment Committee has direct access to, and open communications with, the senior leaders of the Company.

The Committee held four meetings in person during fiscal 2017. The committee also held several meetings throughout the year over the telephone for timely resolution of issues.

The Finance and Investment Committee has adopted a charter which has been filed previously as an exhibit to the Annual Report on Form 20-F.

Committee of Directors

The Board constituted a Committee of directors whose purpose is to support and advise the management in executing the Company’s strategy. The Committee was constituted effective April 13, 2017.

The Committee of directors comprised three independent directors

•	R. Seshasayee, Chairperson
•	D. N. Prahlad
•	Ravi Venkatesan

EMPLOYEES

As of March 31, 2017, we had 200,364 employees, of which 188,665 were professionals, involved in service delivery to clients. As of March 31, 2016, we had 194,044 employees, of which 182,329 were software professionals. As of March 31, 2015, we employed 176,187 employees, of which 166,046 were software professionals.

As of March 31, 2017, we had 151,956 employees in India, 24,629 employees in the Americas, 11,212 employees in Europe and 12,567 employees in the Rest of the World.

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

Recruiting

We focus our recruitment on the top talent from engineering departments of Indian schools and rely on a rigorous selection process involving a series of written tests and interviews to identify the best applicants. We also recruit students from campuses in the United States, the United Kingdom, Australia and China. Our reputation as a premier employer enables us to select from a large pool of qualified applicants.

For example, during fiscal 2017, we received 1,293,877 employment applications, interviewed 105,674 applicants and extended offers of employment to 51,004 applicants. These statistics do not include our subsidiaries. We added 6,320 new employees, net of attrition during fiscal 2017.

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

Education, Training and Assessment

Competency development of our employees continues to be a key area of strategic focus for us.  Our competency development programs are primarily classified as Foundation Program and Continuous Education programs.

The Foundation Program focuses on competency development of our fresh hires. We train new engineering graduates that join our Global Education Center in Mysuru. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can train approximately 14,000 employees at a time.  In keeping with the changes in the use of technology in education, we enhanced our technology-led training efforts in multiple areas. An integrated learning platform with teaching, hands-on, assessments of in-class training has been strengthened for enhanced learning experience, in our Foundation Program. In addition, mobile apps based “cool” learning has been used for greater participation and self-directed learning.

The Continuous Education program focuses on developing our existing employees. Providing continuous education and training to our existing employees remains a key element of our strategy. We made key changes in our continuous education programs to enhance relevance and effectiveness of learning. For instance, we strengthened hands-on based assessments, introduced e-learning programs by extending Infosys Learning Platform (ILP) to continuous education, and introduced more learning programs in Digital Tutor.  Our education programs are designed based on competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curriculum and offerings are frequently upgraded to meet our business needs.

In a software-defined world, we aim to keep our engineers at the forefront of technological knowledge and skill. The future of computing – AI, machine learning, and intelligent platforms – is fundamental to our training curriculum. We have developed new content and methods to help our people gain broad as well as specialized fluency in these technologies. The automation content we developed specifically for the Foundation Program will also be delivered to incoming hires next year.

Design Thinking enables us to find new problems and rapidly develop high-quality solutions. The Design Thinking training has been imparted to clients, leadership teams, current employees and fresh recruits. The number of total participants who benefited from Design Thinking training crossed over 135,000 as of March 31, 2017.  This has empowered us to be innovators, driving our Zero Distance initiative to bring design-oriented thinking in collaboration with our clients, and finding, learning, and solving problems that are most valuable to them.

Our educators conduct training programs for both new entrants and experienced employees.  During fiscal 2017, the total training provided for employees was over 2.04 million person days. Many of our employees also took external certifications creating a large pool of certified people. Our knowledge management program set a new record by winning the Global Most Admired Knowledge Enterprise (MAKE) award for the 12th time, Asian MAKE Award for the 14th time and the Indian MAKE award for the 12th time.

We also continued our engagement with engineering colleges through our Campus Connect program. Our industry-academia partnership program, Campus Connect, made progress through the launch of electives to help engineering colleges run new programs within the curricula. During fiscal year 2017, we engaged with 1,056 faculty members who in turn trained over 44,546 students. With this, the total number of beneficiaries covered has reached over 14,167 faculty members and over 416,185 students from 301 engineering institutions.

Leadership development

The vision of the Infosys Leadership Institute (ILI) is to be recognized as a world-class leadership development organization that develops a deep leadership bench for Infosys. The primary purpose of ILI is to develop and prepare senior leaders of the organization for current and future executive leadership roles. ILI employs a wide range of developmental approaches including experiential programs, classroom training, coaching, ‘Leaders Teach’, and experience-sharing sessions. Senior leaders from across Infosys and its subsidiaries are beneficiaries of ILI’s programs.

We are partnering with Stanford Graduate School of Business to curate the Infosys Global Leadership Program for our existing and future leaders at Infosys. The Global Leadership Program, developed and offered by Stanford, is expected to cover over 100 Infosys leaders organized into cohorts. Each cohort is divided into small teams and are assigned key strategic projects that provide exposure to broader business management challenges, and to the senior leadership of the Company. The five-day program features sessions taught by Stanford faculty covering topics such as corporate strategy and leadership and team management, as well as critical skills such as negotiation and storytelling, and action learning via project work. Cohort 1 graduated in 2016 in our Mysuru campus, and Cohort 2 in April 2017 at our Bengaluru campus.

Compensation

Our professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with Company objectives and reward employee performance with ownership, the Company granted share based benefits to high performing executives and mid level managers.

Visas

As of March 31, 2017, the majority of our professionals in the United States held either H-1B visas (14,859 persons), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (1,549 persons), which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of March 31, 2017, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2017. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 2,296,944,664 equity shares outstanding as of March 31, 2017. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Dr. Vishal Sikka	44,886	‘*’
U.B. Pravin Rao	555,520	‘*’
Prof. Jeffrey S. Lehman	–	–
R. Seshasayee	248	‘*’
Ravi Venkatesan	–	–
Kiran Mazumdar-Shaw	800	‘*’
Prof. John W. Etchemendy	–	–
Roopa Kudva	–	–
Dr. Punita Kumar-Sinha (1)	2,897	‘*’
D.N. Prahlad (2)	1,230,980	‘*’
M. D. Ranganath	9,256	‘*’
Ravi Kumar S	–	–
Rajesh K. Murthy	–	–
Sandeep Dadlani	–	–
Krishnamurthy Shankar	–	–
Mohit Joshi	–	–
Gopi Krishnan Radhakrishnan	–	–
Total (all directors and executive officers)	1,844,587	‘*’

No material changes subsequently till June 12, 2017.

(1)	1,520 ADSs of Infosys limited held by Dr. Punita Kumar-Sinha’s immediate family in SEP-IRA in the United States. She also owns 1,377 ADSs through the Asia Opportunities Fund.
(2)	69,260 shares of Infosys Limited held by immediate family and 10,000 equity shares held in Prahlad Family Trust.

Option plans

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock incentive compensation plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares. Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as  stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 11,289,514 and 11,323,576 shares, as of March 31, 2017 and March 31, 2016, respectively under the 2015 plan, out of which 100,000 shares have been earmarked for welfare activities of the employees.

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADSs.

The Board based on the recommendations of the Nomination and Remuneration Committee approved on April 13, 2017, performance based equity and stock options for the financial year 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million. Further, the Board also approved the grant of 137,741 time based RSUs for fiscal 2018 amounting to $2 million. These grants were made with effect from May 2, 2017.

The RSUs and ESOPs would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended, based on fiscal 2016 performance a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs are granted on May 2, 2017, would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 244,750 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, excluding the CEO and COO, based on fiscal 2016 performance and the same were outstanding as of March 31, 2017. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel who was designated as executive officer for SEC reporting purposes on January 13, 2017 and the same were outstanding as of March 31, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 2,507,740 RSUs and 703,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Out of the same, as of March 31, 2017, 2,406,980 RSUs, 695,100 ESOPs and 106,845 incentive units were outstanding (net of forfeitures). These instruments will vest over a period of 4 years and are subject to continued service.

During the years ended March 31, 2017, March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of $17 million, $1 million and less than $1 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other KMP and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2015 plan as of March 31, 2017:

Stock incentives outstanding
RSUs	2,961,373
ESOPs	1,197,650

For additional information of the Company’s stock incentive compensation plans, see Note 2.15 Employees’ Stock Options Plans under Item 18 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of March 31, 2017, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2017. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	Equity	March 31, 2017		March 31, 2016		March 31, 2015
Shareholding of all directors and officers as a group	Equity	1,844,587	(1) 0.08	579,545	(2) 0.03	381,952	(3) 0.03
Life Insurance Corporation of India	Equity	161,436,123	7.03	132,274,300	5.76	55,274,758	4.81

No material changes subsequently till June 12, 2017.

(1)	Comprised of 1,844,587 shares owned by directors and officers. The percentage ownership of the group is calculated on a base of 2,296,944,664 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2017.
(2)	Comprised of 579,545 shares owned by directors and officers. The percentage ownership of the group is calculated on a base of 2,296,944,664 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2016.
(3)	Comprised of 381,952 shares owned by directors and officers. The percentage ownership of the group is calculated on a base of 1,148,472,332 equity shares which includes no options that are currently exercisable or exercisable by all optionees within 60 days of March 31, 2015.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value 5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of March 31, 2017 are held by 31,639  holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI. As of March 31, 2017, 38.82 % of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as  corporate entities registered in the United States.

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

RELATED PARTY TRANSACTIONS

Infosys BPO. Infosys Limited established Infosys BPO in April 2002, under the laws of India.

As of March 31, 2017, Infosys Limited holds 99.98% of the outstanding equity shares of Infosys BPO. As of March 31, 2017, we have invested an aggregate of $145 million as equity capital in Infosys BPO.

During fiscal 2017, 2016 and 2015, we engaged Infosys BPO and its subsidiaries for management services for which we have been billed $3 million, $3 million and $11 million, respectively. Further, during each of the fiscal 2017, 2016 and 2015, Infosys BPO and its subsidiaries engaged us for certain management services for which we billed them $7 million, $6 million and $6 million, respectively. During fiscal 2017, 2016 and 2015, we engaged Infosys BPO and its subsidiaries for software development and related services for which we have been billed $64 million, $55 million and $38 million, respectively. Further, during fiscal 2017, 2016 and 2015, Infosys BPO and its subsidiaries engaged us for certain software development services for which we billed them $9 million, $11 million and $14 million, respectively.

Infosys Australia. In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The acquired company was renamed as Infosys Technologies (Australia) Pty. Limited. As of March 31, 2017, Infosys Australia is under liquidation.

Infosys China. In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. As of March 31, 2017, we have invested an aggregate of $43 million as equity capital in Infosys China. During fiscal 2017, 2016 and 2015, we engaged Infosys China for software development services for which we have been billed $18 million, $19 million and $23 million, respectively. Further, during fiscal 2017, 2016 and 2015, Infosys China engaged us for certain software development services for which we billed them $2 million, $2 million and $1 million, respectively. During fiscal 2016, we disbursed $10 million as loan to Infosys China for expansion of business at an interest rate of 6.0% per annum. The loan is repayable at the discretion of the subsidiary. During fiscal 2017 and fiscal 2016, we accrued interest on the loan of $1 million and less than $1 million, respectively. The largest loan amount outstanding during fiscal 2017 and fiscal 2016 was $11 million and $10 million, respectively

Infosys Mexico. In June 2007, we established a wholly-owned subsidiary, Infosys Mexico, to expand our business operations in Latin America. As of March 31, 2017, we have invested an aggregate of $14 million in the subsidiary. During fiscal 2017, 2016 and 2015, we engaged Infosys Mexico for software development services for which we have been billed $3 million, $2 million and $2 million respectively. Further, during fiscal 2017, 2016 and 2015, Infosys Mexico engaged us for certain software development services for which we billed them $5 million, $6 million and $2 million, respectively.

Infosys Sweden. In March 2009, we established a wholly-owned subsidiary, Infosys Technologies (Sweden) AB to expand our business operations in Europe. During fiscal 2016, we disbursed $4 million as loan to Infosys Sweden for expansion of business at an interest rate of 6.0% per annum. The loan was repayable anytime within four years at the discretion of the subsidiary. During fiscal 2017 and 2016, we accrued interest on the loan of less than $1 million. The largest loan amount outstanding during fiscal 2017 and 2016 was $4 million and $4 million. The loan outstanding (including accrued interest) was converted into equity during the year ending March 31, 2017. During fiscal 2017, we have invested an aggregate of $7 million as equity capital in Infosys Sweden. As of March 31, 2017, we have invested an aggregate of $11 million as equity capital in Infosys Sweden. During fiscal 2017, 2016 and 2015, we engaged Infosys Sweden for software development services for which we have been billed $11 million, $12 million and $7 million, respectively. Further, during fiscal 2017 and 2016, Infosys Sweden engaged us for certain software development services for which we billed them $3 million and $4 million.

Infosys Brasil. In August 2009, we established a wholly-owned subsidiary, Infosys Tecnologia do Brasil Ltda, to expand our operations in South America During fiscal 2014, we disbursed $6 million as loan to Infosys Brasil for expansion of business. During fiscal 2015, we accrued interest on the loan of less than $1 million. During fiscal 2015, the outstanding loan amount was converted into share capital. The largest loan amount outstanding during fiscal 2015 was $6 million. As of March 31, 2017, we have invested an aggregate of $28 million as equity capital in Infosys Brasil. During fiscal 2017, 2016 and 2015, we engaged Infosys Brasil for software development services for which we have been billed $1 million, $2 million and $1 million, respectively. Further, during fiscal 2017, 2016 and 2015, Infosys Brasil engaged us for certain software development services for which we billed them $2 million, $1 million and $1 million, respectively.

Infosys Public Services. In October 2009, we incorporated a wholly-owned subsidiary, Infosys Public Services, Inc., to focus and expand our operations in the U.S public services market As of March 31, 2017 we have invested $17 million in the subsidiary.  During fiscal 2017, 2016 and 2015, Infosys Public Services engaged us for certain software development services for which we billed them $133 million, $137 million and $120 million, respectively. During fiscal 2017 and 2016, we engaged Infosys Public Services for software development services for which we have been billed $3 million and $2 million, respectively.

Infosys Shanghai. On February 21, 2011 we incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited. As of March 31, 2017, we have invested an aggregate of $139 million in the subsidiary.

Infosys Lodestone. On October 22, 2012, we acquired 100% of the voting interests in Lodestone Holding. During fiscal 2015, we disbursed an amount of $11 million as loans to Infosys Lodestone and its subsidiaries, at an interest rate of 6.0% per annum for expansion of business operations which is repayable within one year from the date of disbursement at the discretion of the subsidiary. Of the loan outstanding $10 million was repaid within fiscal 2015 and the balance of $1 million was repaid during fiscal 2016. During fiscal 2015 we received interest on loan of less than $1 million. As of March 31, 2017 we have invested $241 million in the subsidiary. The largest loan amount outstanding during fiscal 2017, 2016 and 2015 was Nil, $1 million and $11 million, respectively. During fiscal 2017, 2016 and 2015, we engaged Infosys Lodestone and its subsidiaries for software development and related services for which we have been billed $123 million $154 million and $127 million, respectively. During fiscal 2017, 2016 and 2015, Infosys Lodestone and its subsidiaries engaged us for software development services for which we billed them $11 million, $5 million and $4 million, respectively. During fiscal 2017 and fiscal 2016, Infosys Lodestone engaged us for certain management services for which we billed them $1 million each.

Infosys Consulting Pte Ltd. During fiscal 2017, Infosys entered into a share purchase agreement with Infosys Lodestone to purchase the shares of Infosys Consulting Pte Ltd for a consideration of $1 million. As of March 31, 2017, Infosys holds 100% membership interest in Infosys Consulting Pte Ltd. During fiscal 2017, 2016 and 2015, we engaged Infosys Consulting Pte Ltdfor software development and related services for which we have been billed $5 million $16 million and $7 million, respectively.

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

On April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. After the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and Edge Services, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements. During the year ended March 31, 2017, EdgeVerve had repaid $63 million by redeeming proportionate number of debentures. During fiscal 2017 and fiscal 2016, we accrued an interest on debentures of $29 million and $9 million, respectively at an interest rate of 8.5% and 8.8%, respectively and the same was full received during the year. The largest debenture amount outstanding during fiscal 2017 and fiscal 2016 was $398 million each. Further during fiscal 2016, we disbursed an amount of $14 million as loan to EdgeVerve at an interest rate of 8.7% per annum and the same was fully repaid during the year. The largest loan amount outstanding during fiscal 2017, 2016 and 2015 was Nil, $17 million, and $3 million, respectively.

As of March 31, 2017, we have invested an aggregate of $203 million in the subsidiary. During fiscal 2017, 2016, and 2015, EdgeVerve engaged us for software development and management services for which we billed them $51 million, $22 million, and $12 million, respectively. During fiscal 2015, we engaged EdgeVerve for software development services for which we have been billed $22 million, respectively.

Infosys Nova. On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated and we invested $15 million.

Panaya On March 5, 2015, we acquired 100% of the voting interests in Panaya Inc., a Delaware Corporation in the United States. As of March 31, 2017, we have invested an aggregate of $225 million in the subsidiary. During fiscal 2017 and 2016, Panaya engaged us for certain management services for which we billed them $5 million and $2 million. During fiscal 2017 and 2016, we engaged Panaya for software development services for which we have been billed $7 million and $3 million, respectively.

Kallidus On June 2, 2015, we acquired 100% of the voting interests in Kallidus Inc., US and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. As of March 31, 2017, we have invested an aggregate of $98 million in Kallidus and $9 million in Skava Systems. During fiscal 2016, we disbursed an amount of $2 million as loans to Kallidus at an interest rate of 6.0% per annum for expansion of business operations which is repayable within one year from the date of disbursement at the discretion of the subsidiary. The entire loan was repaid during fiscal 2016. During fiscal 2016, we received interest on loan of less than $1 million. The largest loan amount outstanding during fiscal 2016 was $2 million. During fiscal 2017 and 2016, we engaged Kallidus for software development services for which we have been billed $11 million and $3 million, respectively. During fiscal 2017, Kallidus engaged us for software development services for which we have billed them $1 million.

Noah On November 16, 2015, we acquired 100% membership interest in Noah Consulting, LLC. During fiscal 2017, we have invested $10 million as additional equity in Noah. As of March 31, 2017, we have invested an aggregate of $47 million in the subsidiary. During fiscal 2017 and 2016, we engaged Noah for software development and related services for which we have been billed $21 million and $2 million, respectively.

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

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $47 million, $50 million and $40 million were outstanding as of March 31, 2017, 2016 and 2015, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2017 and 2016

•	Consolidated statements of comprehensive income for the years ended March 31, 2017, 2016 and 2015

•	Consolidated statements of changes in equity for the years ended March 31, 2017, 2016 and 2015

•	Consolidated statements of cash flows for the years ended March 31, 2017, 2016 and 2015

•	Notes to the consolidated financial statements

•	Financial Statement Schedule II- Valuation and qualifying accounts

Export revenue

For fiscal 2017, 2016 and 2015, we generated $9,883 million, $9,255 million and $8,502 million, or 96.8%, 97.4% and 97.6% of our total revenues of $10,208 million, $9,501 million and $8,711 million, respectively, from the export of our products and rendering of services outside of India.

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

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

1.	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2.	In addition to the above, the Board has identified an amount of upto 13,000 crore ($2 billion)* to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In fiscal 2017, we paid final dividend for fiscal 2016 of $0.22 (14.25/-) per equity share and an interim dividend for fiscal 2017 of $0.17 (11.00/-)per equity share. In fiscal 2016, we paid final dividend for fiscal 2015 of $0.47 (29.50/-)per equity share (not adjusted for bonus issue) and an interim dividend for fiscal 2016 of $0.15 (10.00/-)per equity share. In fiscal 2015, we paid final dividend for fiscal 2014 of $0.72 (43.00/-) per equity share (not adjusted for bonus issue) and an interim dividend for fiscal 2015 of $0.49 (30.00/-) per equity share. (not adjusted for bonus share issue). Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased.

Dividend Distribution Policy: As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The revised dividend policy is filed as an exhibit to this Annual Report on Form 20-F.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

Fiscal	Dividend per Equity Share ()	Dividend per Equity Share ($) (1)	Dividend per ADS ($) (1)
2017- Interim	11.00	0.17	0.17
2017- Final dividend for fiscal 2016	14.25	0.22	0.22
2016- Interim	10.00	0.15	0.15
2016- Final dividend for fiscal 2015 (2)	29.50	0.47	0.47
2015- Interim(3)	30.00	0.49	0.49
2015- Final dividend for fiscal 2014 (3)	43.00	0.72	0.72

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Not adjusted for June 17, 2015 bonus issue.
(3)	Not adjusted for Bonus shares.

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

As of March 31, 2017, we had 2,296,944,664 equity shares issued and outstanding. There were 31,639 record holders of ADRs, evidencing 383,317,937 ADSs (1 ADS equivalent to 1 equity share). As of March 31, 2017, there were 711,129 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges, the NASDAQ and the NYSE. The currency of trade of the ADSs in the U.S. is USD and at London and Paris is Euro (EUR).

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2017 for cable transfers in Indian rupees as published by the FEDAI, which was 64.85 per $1.00. The high and low prices for the Indian stock exchanges, the NYSE and NASDAQ are provided below:

 (Prices in Dollars)

Fiscal	BSE		NSE		NYSE / NASDAQ (1)
	High	Low	High	Low	High	Low
2017	19.71	13.88	19.73	13.89	20.47	13.42
2016	18.63	14.07	18.67	14.08	19.46	15.26
2015	18.68	11.58	18.69	11.52	18.64	12.52
2014	15.34	8.85	15.33	8.85	15.76	9.81
2013	12.02	8.50	12.02	8.50	14.40	9.55
Fiscal 2017
First Quarter	19.71	17.75	19.73	17.75	20.47	17.31
Second Quarter	18.43	15.56	18.44	15.56	18.48	15.64
Third Quarter	16.66	13.88	16.70	13.89	16.71	13.74
Fourth Quarter	16.11	13.96	16.10	13.90	15.92	13.42
Fiscal 2016
First Quarter	16.93	14.41	16.94	14.40	18.22	15.26
Second Quarter	17.90	14.07	17.90	14.08	19.16	15.32
Third Quarter	18.40	15.28	18.41	15.26	19.46	15.72
Fourth Quarter	18.63	15.57	18.67	15.56	19.32	15.76
Fiscal 2015
First Quarter	13.49	11.58	13.55	11.52	13.98	12.52
Second Quarter	15.17	12.76	15.18	12.75	15.54	13.17
Third Quarter	17.61	14.40	17.61	14.29	17.59	14.77
Fourth Quarter	18.68	15.32	18.69	15.31	18.64	15.39
Month
May-17	15.42	14.12	15.42	14.11	15.42	14.12
Apr-17	15.89	14.04	15.92	14.04	15.89	14.04
Mar-17	16.10	15.40	16.10	15.40	15.92	14.93
Feb-17	15.85	13.97	15.90	13.96	15.30	13.42
Jan-17	16.11	13.96	16.04	13.90	15.38	13.58
Dec-16	15.74	14.77	15.76	14.77	15.08	14.16

Note:	Adjusted for bonus share issue wherever applicable.

(1)	Our ADSs traded on the NASDAQ until close of trading hours on December 11, 2012 and began trading on the New York Stock Exchange on December 12, 2012.

Source for all tables above: www.bseindia.com for BSE quotes, www.nseindia.com for NSE quotes, www.nyse.com for NYSE quotes and www.nasdaq.com for NASDAQ quotes.

On June 12, 2017, the closing price of equity shares on the BSE was 963.80 equivalent to $14.96 per equity share and on the NSE was 963.85 equivalent to $14.96 per equity share based on the exchange rate on that date and on June 9, 2017, the closing price of ADSs on the NYSE was $14.95 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Ministry of Corporate Affairs (“MCA”) notified most of the sections of the Companies Act, 2013 (“the Act”) which replaced the provisions of the Companies Act, 1956. The MCA also notified the rules pertaining to the further notified sections. In order to bring the Articles of Association (“AOA”) of the Company in line with the provisions of the Act, the Company recommended that the members adopt a comprehensive new set of Articles of Association of the Company (“new articles”), in substitution of and to the exclusion of the AOA. The resolution to adopt the new articles was passed by requisite majority by the members of the Company by way of a postal ballot which concluded on March 31, 2017. The new articles are available on the website of the Company and are filed as an exhibit to this Annual Report on Form 20-F.

Accordingly, the corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013, as amended from time to time, read with the Companies Act, 1956 (to the extent still in force)(the “Indian Companies Act”).

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by the recently amended Articles of Association of the Company which is filed as an exhibit to this Annual Report on Form 20-F and the Memorandum of Association filed previously as an exhibit to the Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice.

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 15 unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. Currently, we have 10 directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting, not less than two-third of the directors  of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require two-thirds of our directors to be liable to retire by rotation. One-third of such directors (excluding independent directors) who are subject to retirement by rotation must retire at each Annual General Meeting. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 years and may be re-appointed only for two consecutive terms. However according to our Articles of Association, the Managing Director, Joint Managing Director, Deputy Managing Director or Manager shall not retire by rotation nor shall be included in calculating the total number of directors of whom one-third shall retire by rotation unless required by the Companies Act, 2013.

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

The Companies Act, 2013 provides that any director who has a personal interest in a transaction being discussed by the board of directors must disclose such interest and must not participate in the meeting when such transaction is being discussed. A director is required to disclose his personal interest to the board of directors on an annual basis and at the first meeting of the board of directors after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. At meetings of the Board, our directors shall not vote on their own remuneration and such remuneration has been recommended by our Nomination and Remuneration Committee, details of which have been set out in Item 6 of this Annual Report on Form 20-F. Our Articles of Association provide that the Company may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves. Under the Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The objects and purposes of as set forth in Section III of our Memorandum of Association have been filed previously in our Annual Report on Form 20-F.

Dividends

Under the Companies Act, 2013 our Board recommends the payment of a dividend which is then declared  by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Companies Act, 2013 our shareholders may, at the Annual General Meeting, declare a dividend of an amount less than that recommended by the Board, but they cannot increase the amount of the dividend recommended by the Board. In India, dividends are generally declared per equity share and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the Annual General Meeting at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, our Board has the discretion to declare and pay interim dividends without shareholder approval. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the dividend declared per equity share and the record date for determining the shareholders who are entitled to receive dividends. Under the Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by check or warrant or in any electronic mode to the shareholder.

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within 7 days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the Investor Education and Protection Fund (IEPF) Rules, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

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

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:

•	The dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year (this condition is not applicable where the company has not declared dividends in the 3 years immediately preceding that year);

•	The total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid-up capital and free reserves as appearing in the latest audited financial statement, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year in which dividend is declared before any dividends in respect of equity shares are declared;

•

The balance of reserves after such withdrawals shall not fall below 15% of the company’s paid-up capital as appearing in the latest audited financial statement.

The Company cannot declare dividend unless carried over previous losses and depreciation which are not provided in previous year or years are set off against profit of the company for the current year during which the dividend is sought to be declared.

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

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of compulsorily convertible debt securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such compulsorily convertible debt securities, through reservation of shares in proportion to such conversion (which may be issued at the time of conversion of the debt securities). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the board of directors (where shareholders approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within 2 months from the date of approval by the board of directors. The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares at a general meeting of the shareholders, if so authorized by its Articles of Association, with the approval of its shareholders. Shareholders on record on a fixed record date are entitled to receive the split or combination.

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

Voting Rights

At any General Meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of any tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon remote e-voting and upon a poll. An authorized representative is also entitled to appoint a proxy. Pursuant to the SEBI LODR, it is now mandatory for e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act.

As per the Companies Act, 2013 ordinary resolutions may be passed by simple majority at any General Meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

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

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Companies Act, 2013 and Regulation 40 of the SEBI LODR. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Companies Act, 2013, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the National Company Law Tribunal.

Pursuant to Section 59 (4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Companies Act, 2013, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the National Company Law Tribunal may, on application made by the relevant company, a depository, company, Depositary participant, the holder of securities or the SEBI, direct any company or a Depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to 50,000 and where the failure is a continuing one, further fine of 1,000 for each day that the declaration is not made. Failure to comply with Section 89 will not affect the obligation of the company to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a Depositary.

Audit and Annual Report

Under the Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. Copies of the Annual Report are also required to be sent to stock exchanges on which the company’s shares are listed within 21 working days of it being approved and adopted in the Annual General Meeting in accordance with the Listing Regulations. At least 21 days before the Annual General Meeting of the shareholders, a listed company must distribute soft copies of the full annual report to all those shareholders who have registered their email addresses for this purpose, physical copies of a statement containing the salient features of the financial statements to its shareholders who have not registered their email addresses for this purpose and physical copies of the company’s annual reports to those shareholders who ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the Annual General Meeting.

Reduction of Share Capital

Under the Indian Companies Act, a Company may by a special resolution and approval of the court / tribunal of the state in which the registered office of the company is situated reduce the share capital in the manner prescribed by the Act. However such reduction shall be authorized by the articles of association of the company. These provisions shall not apply in the case of a buyback of shares by the Company.

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the Depositary facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.

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

Liquidation Rights

As per the Indian Companies Act and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the Company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid-up capital or credited as paid-upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in Items 10 and 3  of this Annual Report.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) (“Takeover Code”), upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate shares or voting rights of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the company to the company and to the stock exchanges on which the shares of the company are listed within two working days of such acquisition or sale or receipt of disclosure of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the Listing Regulations read with SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015 on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Pursuant to an amendment to the Takeover Code dated March 24, 2015, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, (where the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer), the acquirer will not be eligible to make a voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Existing Shares) Regulations, 2009, unless 12 months have elapsed from the date of the completion of offer period.

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

As of March 31, 2017, our public shareholding was approximately at 86.76%.

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

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Dr. Vishal Sikka, our Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer and Whole-Time Director.

Mr. Rao’s employment agreement was replaced with a new employment agreement following shareholder approval through postal ballot, concluded on March 31, 2017. The new employment agreement was effective as on November 1, 2016 and provides for the following compensation:

•	Fixed salary:Annual fixed salary of 4,62,50,000 (comprising primarily of basic salary, house rent allowance, medical allowance, leave travel allowances, superannuation allowance, statutory bonus, ex-gratia, personal allowance and others) to be paid periodically in accordance with the Company’s normal payroll practices and subject to tax withholding.

•	Variable pay: Annual variable compensation of 3,87,50,000 at 100% payout (capped at maximum of 120%) on achievement of annual targets set by the Board or by the Nomination and Remuneration Committee less applicable tax withholdings to be paid, and payable at such intervals as may be decided by the Board or the Nomination and Remuneration Committee from time to time.

•	Performance-based stock compensation: Based on fiscal 2016 performance, stock compensation of 4,00,00,000 by way of 27,250 Restricted Stock Units (RSU) and 43,000 stock options (based on Black Scholes valuation) under 2015 Stock Incentive Compensation Plan. The RSU and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant under 2015 Stock Incentive Compensation Plan. Stock Compensation for periods beyond fiscal 2016, will be granted on achievement of performance conditions, decided by the Board or the Committee each year. Such stock compensation shall not exceed 5,00,00,000 per annum.

•	Employee benefits: During the term of his employment, Mr. Rao will be entitled to participate in the employee benefit plans of the Company including personal accident insurance, club membership fees, use of company-provided chauffeur and security services, contribution to retirement benefits such as provident fund, superannuation fund, gratuity, etc. In addition, Mr.Rao will be entitled to receive severance compensation amounting to 9 months’ fixed salary should his employment be terminated without cause.

•	Vacation: Mr.Rao will be entitled to paid vacation in accordance with the Company’s vacation policy applicable to its Whole-time Directors.

•	Expenses: The Company will reimburse Mr.Rao for, or pay for, actual and reasonable travel, entertainment, security, or other expenses incurred by him pursuant to or in connection with the performance of his duties.

•	Minimum remuneration : Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2017, during the tenure of Mr.Rao as a Whole-time Director of the Company, the Company shall pay to Mr.Rao an aggregate remuneration not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or any other applicable for the time being in force.

•	Annual increments to components of Mr. Rao’s compensation will be determined on an annual basis by the Board or the Committee at its sole discretion, taking into account the Company’s prior years’ audited financial performance and independent compensation benchmarks.

The Company agreed with Mr. Rao, in case of termination without Cause by the Company, Mr. Rao shall receive accrued obligations, severance benefits and severance compensation, as defined in the employment contract. Accrued obligations is the sum of unpaid benefits as of the date of termination, comprising accrued salary, accrued benefits and accrued expenses. Severance benefits consists of bonus and options. For bonus it includes payment of bonus earned for the prevailing bonus cycle till the date of termination and for options it includes any outstanding equity awards as governed by the terms of the plan, agreements evidencing the awards and the plans under which the awards were granted. Severance compensation is a lump sum cash amount (less all applicable withholdings) equal to nine months of his fixed salary then in effect, subject to the execution of a waiver and release agreement in a form acceptable to the Company that shall be received on the 60th day following the date of termination.

In case of termination for Cause – Mr. Rao shall be entitled to accrued Obligations, and the Company shall have no obligation to provide any of the Severance Benefits or Severance Compensation.

The details of severance pay and the conditions under which it is payable is described in detail in executive employment agreement which is filed as an exhibit to this Annual Report on Form 20-F.

Mr. Rao’s employment agreement is filed as an exhibit to this Annual Report on Form 20-F.

Dr. Vishal Sikka’s executive employment agreement was replaced with a new executive employment agreement (New Executive Employment Agreement) following shareholder approval through postal ballot. The form of the New Executive Employment Agreement for Dr. Sikka has been filed previously as an exhibit to the Annual Report on Form 20-F. The New Executive Employment Agreement was effective as of April 1, 2016 and expires on March 31, 2021. The Board of the Company and its Nomination and Remuneration Committee approved the following compensation:

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

Further during fiscal 2016, the Board, on recommendation of Nomination and Remuneration Committee, further granted 124,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. These awards were modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

During fiscal 2017, time-based RSUs of fair value of $2 million for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS.

Further, the Board based on the recommendations of the Nominations Committee approved on April 13, 2017, performance based equity and stock options for the financial year 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million. Further, the Board also approved the annual time based vesting grant of 137,741 RSUs for fiscal 2018 amounting to $2 million. The RSUs and ESOPs were granted effective May 2, 2017.

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

b.	the average of the weekly high and low of the volume weighted average prices of equity shares on a stock exchange during the 2 weeks period prior to the relevant date.

In case of a sale of shares of a listed Indian company by a non-resident to a resident, the price per share computed in accordance with the procedure set above will be the maximum price per share that can be paid by the resident for the purchase of shares from a non-resident.

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a foreign portfolio investor (FPI) with the SEBI; or (b) a person of Indian nationality or origin residing outside of India (NRIs);

The conditions prescribed for investment by a non-resident on the stock exchange under the foreign direct investment scheme pursuant to the above, are as follows:

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

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India (NRIs)  or registered Foreign Institutional Investors (FIIs) (as described below) made through a stock exchange are known as Portfolio Investments.

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

Investment by Foreign Portfolio Investors

Investments by FPIs is governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations). FPIs are required to be registered with the designated Depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

a.	shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India, through primary and secondary markets;
b.	units of schemes floated by domestic mutual funds (except liquid and money market mutual fund schemes), whether listed on a recognized stock exchange or not;
c.	units of schemes floated by a collective investment scheme;
d.	derivatives traded on a recognized stock exchange;
e.	dated government securities having residual maturity of one year or above;
f.	Rupee denominated credit enhanced bonds;
g.	security receipts issued by asset reconstruction companies;
h.	perpetual debt instruments and debt capital instruments, as specified by the Reserve Bank of India from time to time;
i.	listed and unlisted non-convertible debentures or bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the extant External Commercial Borrowings guidelines;
j.	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the Reserve Bank of India;
k.	Rupee denominated bonds or units issued by infrastructure debt funds;
l.	Indian depository receipts;
m.	units of Real Estate Investment Trusts, Infrastructure Investment Trusts and Category III Alternative Investment Funds;
n.	unlisted non-convertible debentures / bonds issued by an Indian company subject to the guidelines issued by the Ministry of Corporate Affairs, Government of India, from time to time;
o.	securitized debt instruments, including:
	i.	any certificate or instrument issued by a special purpose vehicle set up for securitization of assets with banks, financial institutions or non-banking financial institutions as originators; and
	ii.	any certificate or instrument issued and listed in terms of the SEBI (Public Offer and Listing of Securitised Debt Instruments) Regulations, 2008; and
p.	such other instruments specified by the Securities and Exchange Board of India from time to time

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investor by virtue of their investment manager being appropriately regulated, may issue subscribe to, or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate foreign regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure any transfer of any offshore derivative instrument issued by or on behalf of it is made to persons who fulfill the above requirements. Further, prior consent of the FPI issuing the offshore derivative instrument is obtained for an transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

The FPI Regulations became effective as of June 1, 2014. Any erstwhile FII or Qualified Foreign Investor (QFI) who held a valid certificate of registration as on that date were deemed to be a FPI till the expiry of the block of three years for which fees had been paid per the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as foreign portfolio investor. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations; (ii) obtaining a certificate of registration as a foreign portfolio investor.

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

The total holding of each RFPI (individual limit) and the total holding of all RFPIs put together (aggregate investment limits for the RFPIs limit) should be below 10% or and 24% respectively of the total paid-up equity capital of an Indian company or 10% or(individual limit) and 24% (aggregate limit) respectively of the total paid-up equity capital or 10% or 24% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI Policy. The aggregate investment limits for the RFPI can also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders and subject to prior notification to RBI. Portfolio investment, up to aggregate foreign investment level of 49% or sectoral / statutory cap, whichever is lower, will not be subject to either Government approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and/ or control of Indian entities from resident Indian citizens to non-resident entities. RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and Securities and Exchange Board of India from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by Securities and Exchange Board of India from time to time.

The Finance Bill 2017 proposes that the indirect transfer provisions as stated under section 9(1)(i) of the Income Tax Act, shall not apply to any investment held by a non-resident, directly or indirectly, in a FII registered as category I or Category II FPI under the SEBI (FPIs) regulations, 2014, with effect from 1 April 2012.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a company would be considered a resident in India if its place of effective management in that year is in India. Thus a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated 24 January 2017 has come up with guiding principles to be followed to determine PoEM. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. The effective rate of DDT payable by the company is currently 20.3576%. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Further the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding 1,000,000.

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

The Finance Act 2017 has increased the time limit for carry forward of MAT credit from ten years to fifteen years.

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

Capital gains are taxed as follows:

•	As per the applicable scheme, gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% excluding the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, excluding the applicable surcharge and education cess;

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•	Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, shall be exempt from Tax. The Finance Act 2017 has amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government.; and

•	Any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 effective July 1, 2012; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 effective June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% was changed to 0.01% in the Finance Act, 2013. The Finance Act 2016 has increased the rate of STT on sale of an option in securities where option is not exercised to 0.05% from 0.017% per cent at present effective 1st June 2016.

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

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2017. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•	may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•	would be able to avoid the ‘excess distribution’ rules described above by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro-rata share of undistributed amounts of our income, however we do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election; or

•	may avoid the ‘excess distribution’ rules described above if the applicable equity shares or ADSs are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares or ADSs each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year. Our ADSs are traded on the NYSE and our equity shares are traded on the Indian stock exchanges. As such, a U.S. holder may be able to make a mark-to-market election with respect to our ADSs or equity shares; and

•	will generally be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621, unless certain exemptions apply.

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Electronics City, Hosur Road, Bengaluru -560 100.

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

Fees and other payments made by the depositary

During fiscal 2017, expenses in an aggregate amount of approximately $65,653 have been borne by the depositary in relation to our ADS program, including approximately:

•	$38,629 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•

$13,175 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports, $13,849 towards payments made to Thomson Reuters as the annual subscription fee for Reuters Knowledge, a web-based information and analytics tool.

For the year ended March 31, 2017, the Depositary has made payments to Infosys totaling to approximately $8 million (post deduction of withholding tax) for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, production of investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program, removal of our Depositary, we are required to repay to the Depositary amounts reimbursed in prior periods.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2017.

Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited Infosys Limited’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Infosys Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Infosys Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and the related financial statement schedule II and our report dated June 12, 2017 expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule II.

KPMG

Bengaluru, India
June 12, 2017

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

Item 16B. Code of Ethics

Our Board on January 13, 2017 adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The Code of Conduct and Ethics is filed as an exhibit to this Annual Report on Form 20-F.

Our Whistleblower Policy was also amended to reflect the introduction of a hotline to raise concerns. The amended Whistleblower Policy is filed as an exhibit to this Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2017 and 2016:

(Dollars in millions)

Type of Service	Fiscal 2017	Fiscal 2016	Description of Services
(a) Audit Fees	1.8	1.4	Audit and review of financial statements
(b) Tax fees	0.1	–	Tax returns, filing and advisory services
(c) All Other Fees	0.2	0.3	Due diligence and other advisory services
Total	2.1	1.7

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Under Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder, Indian companies, and therefore Infosys Limited (“the Company”) are required to rotate their current statutory auditors once the auditors have exceeded the maximum term permitted under the said regulation. Therefore, the Company’s Audit Committee proposed and on January 13, 2017, the Board recommended, approval of the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants as the statutory auditors of the Company. Deloitte Haskins & Sells, LLP, Chartered Accountants will hold office for a period of 5 (five) consecutive years from the conclusion of the 36th Annual General Meeting of the Company scheduled to be held in 2017 until the conclusion of the 41st Annual General Meeting to be held in 2022, subject to the approval of shareholders of the Company. The first year of audit will be of the financial statements for the year ending March 31, 2018 which will include audit of the quarterly financial statements for that year.

To align with the above, the Board also approved the appointment of Deloitte Haskins & Sells, LLP (Deloitte) as the independent registered public accounting firm of the Company. This appointment is effective year ending March 31, 2018. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F filed with the SEC. KPMG was the Company’s independent registered public accounting firm through the completion of the audit for the year ended March 31, 2017 and for the purpose of filing such audited financial statements in this Form 20-F for the year ended March 31, 2017.

In addition, in accordance with disclosure requirements under SEC regulations, the following may be noted:

•	During the two fiscal years ended March 31, 2017 and March 31, 2016, KPMG has not issued any report on the financial statements that contained an adverse opinion or disclaimer of opinion, nor were the reports of KPMG qualified or modified in any manner.
•	During the two fiscal years ended March 31, 2017 and March 31, 2016, there was no disagreement with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
•	During the two fiscal years ended March 31, 2017 and March 31, 2016, we did not consult with Deloitte for any matters regarding either
-	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Infosys Limited; or
-	any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

Deloitte was requested to review the disclosures given above and furnish Infosys Limited with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F (a), and if not, stating the respects in which it does not agree. A copy of the letter dated June 12, 2017 from Deloitte addressed to the Commission, is filed as an exhibit to this Annual Report on Form 20-F.

The Company has provided KPMG with a copy of the disclosures given above and have requested them to furnish Infosys with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F (a), and if not, stating the respects in which it does not agree. A copy of the letter dated June 12, 2017 from KPMG addressed to the Commission, is filed as an exhibit to this Annual Report on Form 20-F.

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

Although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies.

Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

•	The SEBI LODR mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2017, our Board consists of ten members, two of whom are executive or whole-time directors, while the remaining eight are independent directors.

•	The SEBI LODR requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

•	Criteria for determining the independence of directors also differs between the NYSE listing standards and the SEBI LODR. However, we follow the criteria prescribed under both jurisdictions.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and shareholders of Infosys Limited

In connection with the March 31, 2017 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

(1)	reviewed and discussed the consolidated financial statements with management;

(2)	discussed with the auditors the matters required by Statement on Auditing Standards 1301 as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200; and

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

Bengaluru, India June 12, 2017	Roopa Kudva Chairperson and Audit Committee Financial Expert	R. Seshasayee Member, Audit Committee	Prof. Jeffrey S. Lehman Member, Audit Committee

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

Bengaluru, India June 12, 2017	M. D. Ranganath Chief Financial Officer	Dr.Vishal Sikka Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II (financial statement schedule). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infosys Limited’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 12, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bengaluru, India
June 12, 2017

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

 (Dollars in millions except equity share data)

	Note	2017	2016
ASSETS
Current assets
Cash and cash equivalents	2.1	3,489	4,935
Current investments	2.2	1,538	11
Trade receivables		1,900	1,710
Unbilled revenue		562	457
Prepayments and other current assets	2.4	749	672
Derivative financial instruments	2.3	44	17
Total current assets		8,282	7,802
Non-current assets
Property, plant and equipment	2.7	1,807	1,589
Goodwill	2.8	563	568
Intangible assets	2.8	120	149
Investment in associate		11	16
Non-current investments	2.2	984	273
Deferred income tax assets	2.16	83	81
Income tax assets	2.16	881	789
Other non-current assets	2.4	123	111
Total non-current assets		4,572	3,576
Total assets		12,854	11,378
LIABILITIES AND EQUITY
Current liabilities
Trade payables		57	58
Derivative financial instruments	2.3	–	1
Current income tax liabilities	2.16	599	515
Client deposits		5	4
Unearned revenue		274	201
Employee benefit obligations		209	202
Provisions	2.6	63	77
Other current liabilities	2.5	954	940
Total current liabilities		2,161	1,998
Non-current liabilities
Deferred income tax liabilities	2.16	32	39
Other non-current liabilities	2.5	24	17
Total liabilities		2,217	2,054
Equity
Share capital - 5/- ($0.16) par value 2,400,000,000 (2,400,000,000) authorized equity shares, issued and outstanding 2,285,655,150 (2,285,621,088) equity shares, net of 11,289,514 (11,323,576) treasury shares each as of March 31, 2017 (March 31, 2016), respectively		199	199
Share premium		587	570
Retained earnings		12,190	11,083
Cash flow hedge reserve		6	–
Other reserves		–	–
Other components of equity		(2,345)	(2,528)
Total equity attributable to equity holders of the company		10,637	9,324
Non-controlling interests		–	–
Total equity		10,637	9,324
Total liabilities and equity		12,854	11,378
Commitments and contingent liabilities	2.6, 2.7 and 2.16

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)

	Note	2017	2016	2015
Revenues		10,208	9,501	8,711
Cost of sales		6,446	5,950	5,374
Gross profit		3,762	3,551	3,337
Operating expenses:
Selling and marketing expenses		535	522	480
Administrative expenses		707	654	599
Total operating expenses		1,242	1,176	1,079
Operating profit		2,520	2,375	2,258
Other income, net	2.13	459	476	560
Share in associate's profit / (loss) and others	2.18	(5)	–	–
Profit before income taxes		2,974	2,851	2,818
Income tax expense	2.16	834	799	805
Net profit		2,140	2,052	2,013
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability / asset	2.11 and 2.16	(7)	(2)	(8)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	2.2	(5)	–	–
Equity instruments through other comprehensive income		(1)	–	–
		(13)	(2)	(8)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2	(2)	6	14
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.16	6	–	–
Foreign currency translation		198	(436)	(375)
		202	(430)	(361)
Total other comprehensive income, net of tax		189	(432)	(369)
Total comprehensive income		2,329	1,620	1,644
Profit attributable to:
Owners of the company		2,140	2,052	2,013
Non-controlling interests		–	–	–
		2,140	2,052	2,013
Total comprehensive income attributable to:
Owners of the company		2,329	1,620	1,644
Non-controlling interests		–	–	–
		2,329	1,620	1,644
Earnings per equity share
Basic ($)		0.94	0.90	0.88
Diluted ($)		0.94	0.90	0.88
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		2,285,639,447	2,285,616,160	2,285,610,264
Diluted		2,286,396,745	2,285,718,894	2,285,642,940

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2014	571,402,566	64	704	8,892	–	–	(1,727)	7,933
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue (1) (Refer to Note 2.12)	571,402,566	45	–	–	–	–	–	45
Amount utilized for bonus issue (1) (Refer to Note 2.12)	–	–	(45)	–	–	–	–	(45)
Re–measurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16	–	–	–	–	–	–	(8)	(8)
Dividends (including corporate dividend tax)	–	–	–	(815)	–	–	–	(815)
Fair value changes on investments (Refer to Note 2.2 and 2.16), net of tax	–	–	–	–	–	–	14	14
Net profit	–	–	–	2,013	–	–	–	2,013
Foreign currency translation	–	–	–	–	–	–	(375)	(375)
Balance as of March 31, 2015	1,142,805,132	109	659	10,090	–	–	(2,096)	8,762
Changes in equity for the year ended March 31, 2016
Shares issued on exercise of employee stock options	10,824	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue(1)(Refer to Note 2.12)	1,142,805,132	90	–	–	–	–	–	90
Amount utilized for bonus issue(1) (Refer to Note 2.12)	–	–	(90)	–	–	–	–	(90)
Transfer to other reserves (Refer note 2.12)	–	–	–	(89)	89	–	–	–
Transfer from other reserves on utilization (Refer note 2.12)	–	–	–	89	(89)	–	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	1	–	–	–	–	1
Fair value changes on investments, net of taxes	–	–	–	–	–	–	6	6
Re-measurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(1,059)	–	–	–	(1,059)
Net Profit	–	–	–	2,052	–	–	–	2,052
Foreign currency translation	–	–	–	–	–	–	(436)	(436)
Balance as of March 31, 2016	2,285,621,088	199	570	11,083	–	–	(2,528)	9,324
Changes in equity for the year ended March 31, 2017
Cumulative impact of Reversal of unrealized gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.2)	–	–	–	–	–	–	(5)	(5)
Shares issued on exercise of employee stock options	34,062	–	–	–	–	–	–	–
Transfer to other reserves (Refer note 2.12)	–	–	_	(142)	142	–	–	–
Transfer from other reserves on utilization (Refer note 2.12)	–	–	–	142	(142)	–	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	17	–	–	–	–	17
Fair value changes on derivatives designated as cash flow hedge, net of taxes (Refer note 2.3)	–	–	–	–	–	6	–	6
Equity instruments through other comprehensive income, net of taxes (Refer note 2.2 and 2.16)	–	–	–	–	–	–	(1)	(1)
Fair valuation of investments, net of taxes (Refer note 2.2 and 2.16)	–	–	–	–	–	–	(2)	(2)
Re-measurement of the net defined benefit liability / asset, net of tax effect (Refer to Note 2.11 and 2.16)	–	–	–	–	–	–	(7)	(7)
Dividends (including corporate dividend tax)	–	–	–	(1,033)	–	–	–	(1,033)
Net profit	–	–	–	2,140	–	–	–	2,140
Foreign currency translation	–	–	–	–	–	–	198	198
Balance as of March 31, 2017	2,285,655,150	199	587	12,190	–	6	(2,345)	10,637

(1)	net of treasury shares
(2)	excludes treasury shares of 11,289,514 as of March 31, 2017, 11,323,576 as of March 31, 2016 and 5,667,200 as of March 31, 2015 and 2,833,600 April 1, 2014, held by consolidated trust

The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(Dollars in millions)

	Note	2017	2016	2015
Operating activities:
Net profit		2,140	2,052	2,013
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 and 2.8	254	222	175
Income from investments		(51)	(27)	(48)
Income tax expense	2.16	834	799	805
Effect of exchange rate changes on assets and liabilities		6	10	15
Deferred consideration pertaining to acquisition	2.9	–	23	41
Impairment loss on financial assets		20	(7)	29
Other adjustments		29	26	12
Changes in working capital
Trade receivables and unbilled revenue		(260)	(252)	(246)
Prepayments and other assets		(70)	(220)	(81)
Trade payables		(3)	37	(3)
Client deposits		1	–	(2)
Unearned revenue		66	43	45
Other liabilities and provisions		(24)	48	103
Cash generated from operations		2,942	2,754	2,858
Income taxes paid	2.16	(843)	(892)	(1,102)
Net cash provided by operating activities		2,099	1,862	1,756
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.7	(411)	(413)	(367)
Investment in associate		–	–	(15)
Loans to employees		4	(11)	(1)
Payment for acquisition of business, net of cash acquired		–	(117)	(206)
Payment of contingent consideration pertaining to acquisition of business		(5)	–	–
Deposits placed with corporation		(25)	(22)	(22)
Income from investments		32	26	54
Investment in quoted debt securities		(638)	(46)	–
Redemption of quoted debt securities		1	–	–
Investment in equity and preference securities		(10)	(12)	–
Investment in others		(4)	(3)	–
Investment in certificates of deposit		(1,167)	–	–
Redemption of certificates of deposit		–	–	135
Investment in liquid mutual funds and fixed maturity plan securities		(8,083)	(3,676)	(3,906)
Redemption of liquid mutual funds and fixed maturity plan securities		7,759	3,800	4,123
Net cash used in investing activities		(2,547)	(474)	(205)
Financing activities:
Payment of dividends (including corporate dividend tax)		(1,032)	(1,059)	(815)
Net cash used in financing activities		(1,032)	(1,059)	(815)
Effect of exchange rate changes on cash and cash equivalents		34	(253)	(208)
Net increase/(decrease) in cash and cash equivalents		(1,480)	329	736
Cash and cash equivalents at the beginning	2.1	4,935	4,859	4,331
Cash and cash equivalents at the end	2.1	3,489	4,935	4,859
Supplementary information:
Restricted cash balance	2.1	88	74	58

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the ”Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange in India. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are authorized for issue by the company's Board of Directors on June 12, 2017.

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

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures already reported for all the quarters during the year might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

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

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

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

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer to note 2.7)

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

1.11 Financial instruments

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

•	Financial assets carried at amortised cost
•	Financial assets fair valued through other comprehensive income
•	Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated  financial statements, hence prior period figures have not been restated and the cumulative impact has been recorded in other comprehensive income for the year ended March 31, 2017. The impact on account of adoption of IFRS 9 is given in Note 2.2.

1.11.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities that are not at fair value through profit or loss are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

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

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

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

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

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

1.11.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

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

Refer to Note 2.3 in for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.13 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

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

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

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

a. Post sales client support

The group provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

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

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Consulting Pte Ltd, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in U.S.dollars (rounded off to the nearest million).

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

The translation of financial statements of the entities of the group from functional currency to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

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

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond their monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.20 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

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

1.23 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

The standard permits two possible methods of transition:

•	Full retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented.

The group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

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

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

Amendments to IAS 7, Statement of cash flows: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Cash and bank deposits	2,296	4,139
Deposits with financial institution	1,193	796
	3,489	4,935

Cash and cash equivalents as of March 31, 2017 and March 31, 2016 include restricted cash and bank balances of $88 million and $74 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current accounts
ANZ Bank, Taiwan	–	2
Banamex Bank, Mexico	–	1
Banamex Bank, Mexico (U.S. Dollar account)	1	–
Bank of America, USA	159	103
Bank of America, Mexico	8	3
Bank of Zachodni WBK S.A., Poland	1	1
Barclays Bank, UK	–	3
Bank Leumi, Israel (U.S. Dollar Account)	–	3
Bank Leumi, Israel (Israeli Sheqel account)	2	2
BNP Paribas Bank, Norway	3	–
China Merchants Bank, China	1	1
Citibank N.A., Australia	3	11
Citibank N.A., Brazil	5	1
Citibank N.A., China	10	10
Citibank N.A., China (U.S. Dollar account)	2	11
Citibank N.A., Costa Rica	1	–
Citibank N.A., Japan	2	2
Citibank N.A., New Zealand	2	1
Citibank N.A., South Africa	2	1
Citibank N.A., USA	12	9
Commerzbank, Germany	3	3
Crédit Industrial et Commercial Bank, France	–	1
Deutsche Bank, Belgium	2	9
Deutsche Bank, Malaysia	1	1
Deutsche Bank, Czech Republic	1	2
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Czech Republic (U.S. dollar account)	5	4
Deutsche Bank, France	1	2
Deutsche Bank, Germany	8	3
Deutsche Bank, India	2	1
Deutsche Bank, Netherlands	–	1
Deutsche Bank, Philippines	1	2
Deutsche Bank, Philippines (U.S. dollar account)	1	–
Deutsche Bank, Poland	2	1
Deutsche Bank, Poland (Euro account)	1	–
Deutsche Bank, Singapore	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	4	26
Deutsche Bank-EEFC (Australian Dollar account)	6	–
Deutsche Bank-EEFC (Swiss Franc account)	–	1
Deutsche Bank-EEFC (Euro account)	4	5
Deutsche Bank-EEFC (U.S. dollar account)	12	15
Deutsche Bank-EEFC, India (United Kingdom Pound Sterling account)	2	1
Deutsche Bank, USA	2	–
HSBC Bank, Brazil	–	1
ICICI Bank, India	8	11
ICICI Bank-EEFC, India (U.S. dollar account)	1	2
ICICI Bank - Unpaid dividend account	2	–
Nordbanken, Sweden	5	2
Raiffeisen Bank, Czech Republic	1	1
Raiffeisen Bank, Romania	1	1
Royal Bank of Canada, Canada	13	12
State Bank of India, India	1	1
Punjab National Bank, India	1	1
Silicon Valley Bank, USA	1	1
Silicon Valley Bank (Euro account)	3	10
Silicon Valley Bank (United Kingdom Pound Sterling account)	–	3
Union Bank of Switzerland, AG	–	2
Union Bank of Switzerland, AG (U.S. dollar account)	–	4
Union Bank of Switzerland, AG (Euro account)	1	2
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	1
Wells Fargo Bank N.A., USA	5	3
Westpac, Australia	–	1
	318	303
Deposit accounts
Andhra Bank, India	–	143
Axis Bank, India	181	202
Bank BGZ BNP Paribas S.A	28	–
Bank of India, India	–	11
Barclays Bank	127	–
Canara Bank, India	40	339
Central Bank of India, India	–	232
Citibank, India	26	19
Corporation Bank, India	–	194
Deutsche Bank, Poland	11	36
HDFC Bank, India	72	400
HSBC Bank	77	–
ICICI Bank, India	751	634
IDBI Bank, India	270	287
IDFC Bank	31	–
Indusind Bank, India	29	38
Indian Overseas Bank, India	–	189
Jammu and Kashmir Bank, India	–	4
Kotak Mahindra Bank, India	83	81
Oriental Bank of Commerce, India	–	297
Punjab National Bank, India	–	3
State Bank of India, India	–	357
South Indian Bank, India	69	3
Standard Chartered Bank	77	–
Syndicate Bank, India	8	191
Union Bank of India, India	–	21
Vijaya Bank, India	–	46
Yes Bank, India	98	109
	1,978	3,836
Deposits with financial institution
HDFC Limited, India	1,085	796
LIC Housing Finance Limited	108	–
	1,193	796
Total	3,489	4,935

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current
Amortized cost
Quoted debt securities:
Cost	2	1
Fair value through profit and loss:
Liquid mutual funds
Fair value	278	10
Fixed maturity plan securities
Fair value	23	–
Fair Value through Other comprehensive income
Quoted debt securities:
Fair value	16	–
Certificates of deposit
Fair value	1,219	–
	1,538	11
Non-Current
Amortised cost
Quoted debt securities:
Cost	293	256
Fair value through Other comprehensive income
Quoted debt securities:
Fair value	597	–
Unquoted equity and preference securities:
Fair value	25	14
Fair value through profit and loss
Unquoted convertible promissory note
Fair value	1	–
Fixed maturity plan securities
Fair value	63	–
Others:
Fair value	5	3
	984	273
Total Investments	2,522	284
Investment carried at amortized cost	295	257
Investments carried at fair value through other comprehensive income	1,857	14
Investments carried at fair value through profit and loss	370	13

Liquid mutual funds:

The cost and fair value of liquid mutual funds as of March 31, 2017 was $277 million and $278 million, respectively and as of March 31, 2016 was $10 million each. The fair value is based on quoted prices.

Fixed maturity plan securities:

The cost and fair value as of March 31, 2017 is $86 million. The fair value is based on market observable inputs.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. The fair value of quoted debt securities (including interest accrued) as on March 31, 2017 and March 31, 2016 was $334 million and $257 million, respectively. The fair value is based on the quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions and financial institutions with high credit rating. The cost and fair value of non-convertible debentures (including interest accrued) as of March 31, 2017 is $614 million and $613 million. The fair value is based on quoted prices and market observable inputs. The unrealized loss of $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2017.

Certificates of deposit:

The cost and fair value of certificates of deposit as of March 31, 2017 is $1,220 million and $1,219 million, respectively. The fair value is based on market observable inputs. The unrealized loss of $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2017.

Unquoted equity and preference securities:

The invested amount and fair value of unquoted equity and preference securities of March 31, 2017 is $25 million each. The fair value is determined using Level 3 inputs like Discounted cash flows method, Market multiples method, Option pricing model, etc.

Impact on account of adoption of IFRS 9

Certain investments which were earlier carried at fair value through other comprehensive income under IAS 39, Financial Instruments: Recognition and measurement are now carried at amortized cost under IFRS 9, where the business model is to hold the asset, in order to collect contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount. Further, certain investments carried at fair value through other comprehensive income under IAS 39 are now fair valued through profit and loss under IFRS 9. The impact of such change in measurement did not have a material impact on the financial statements. Hence, the company has not restated the prior period figures and the cumulative impact has been recorded in other comprehensive income for the year ended March 31, 2017. Accordingly, balance  sheet as on April 1, 2015 has not been presented.

Accordingly, for the year ended March 31, 2017, the company has recorded, in its other comprehensive income, a reversal of unrealized gain, net of taxes, of $5 million (recorded on quoted debt securities as on April, 1, 2016), with a corresponding change in investment and deferred taxes.

Further, under IFRS 9, the impairment of financial assets is measured under the 'Expected Credit Loss' (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model did not have a material impact on the financial statements.

Details showing the changes in the classification and the corresponding differences on transition, in carrying value as of April 1, 2016:

Dollars in millions

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	10	Fair value through profit or loss	10
Quoted debt securities:	Available for sale financial assets (1) (2)	1	Amortized cost	1
Total		11		11
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1) (2)	256	Amortized cost	241
Unquoted equity and preference securities	Available for sale financial assets (1)	14	Fair value through other comprehensive income	14
Others	Available for sale financial assets (1)	3	Fair value through profit or loss	3
Total		273		258
Total investments		284		269

(1)	Fair value changes through other comprehensive income
(2)	Includes interest accrued

Details showing the changes in the classification and the corresponding differences on transition, in carrying value as of April 1, 2015:

Dollars in millions

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	135	Fair value through profit or loss	135
Fixed maturity plan securities:	Available for sale financial assets (1)	5	Fair Value through profit and loss	5
Total		140		140
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1) (2)	215	Amortized cost	208
Unquoted equity and preference securities	Available for sale financial assets (1)	–	Fair value through other comprehensive income	–
Total		215		208
Total investments		355		348

(1)	Fair value changes through other comprehensive income
(2)	Includes interest accrued

2.3 Financial instruments

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

 (Dollars in millions)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,489	–	–	–	–	3,489	3,489
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plans	–	–	86	–	–	86	86
Quoted debt securities	295	–	–	–	613	908	947(1)
Certificates of deposit	–	–	–	–	1,219	1,219	1,219
Unquoted equity and preference securities:	–	–	–	25	–	25	25
Unquoted investments others	–	–	5	–	–	5	5
Unquoted convertible promissory note:	–	–	1	–	–	1	1
Trade receivables	1,900	–	–	–	–	1,900	1,900
Unbilled revenue	562	–	–	–	–	562	562
Prepayments and other assets (Refer to Note 2.4)	410	–	–	–	–	410	410
Derivative financial instruments	–	–	36	–	8	44	44
Total	6,656	–	406	25	1,840	8,927
Liabilities:
Trade payables	57	–	–	–	–	57	57
Client deposits	5	–	–	–	–	5	5
Other liabilities including contingent consideration (Refer note 2.5)	763	–	13	–	–	776	776
Total	825	–	13	–	–	838

(1) On account of fair value changes including interest accrued

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(Dollars in millions)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,935	–	–	–	–	4,935	4,935
Investments (Refer Note 2.2)		–
Liquid mutual funds	–	–	10	–	–	10	10
Quoted debt securities	257	–	–	–	–	257	257(1)
Unquoted equity and preference securities and others:	–	–	3	14	–	17	17
Trade receivables	1,710	–	–	–	–	1,710	1,710
Unbilled revenue	457	–	–	–	–	457	457
Prepayments and other assets (Refer to Note 2.4)	393	–	–	–	–	393	393
Derivative financial instruments	–	–	17	–	–	17	17
Total	7,752	–	30	14	–	7,796
Liabilities:
Trade payables	58	–	–	–	–	58	58
Derivative financial instruments	–	–	1	–	–	1	1
Client deposits	4	–	–	–	–	4	4
Other liabilities including contingent consideration (Refer note 2.5)	737	–	17	–	–	754	754
Total	799	–	18	–	–	817

(1) On account of fair value changes including interest accrued

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2017:

(Dollars in millions)

	As of March 31, 2017	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	–	–
Investments in fixed maturity plans (Refer Note 2.2)	86	–	86	–
Investments in quoted debt securities (Refer to Note 2.2)	947	565	382	–
Investments in certificate of deposit (Refer Note 2.2)	1,219	–	1,219	–
Investments in equity and preference securities (Refer to Note 2.2)	25	–	–	25
Investment in unquoted investments others (Refer Note 2.2)	5	–	–	5
Investments in convertible promissory note (Refer to Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	44	–	44	–
Liabilities
Liability towards contingent consideration (Refer note 2.5)*	13	–	–	13

* Discounted $14 million at 14.2%.

During the year ended March 31, 2017, quoted debt securities of $17 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Fair value hierarchy of assets and liabilities as of March 31, 2016:

(Dollars in millions)

	As of March 31, 2016	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	10	10	–	–
Investments in quoted debt securities (Refer to Note 2.2)	257	57	200	–
Investments in equity and preference securities (Refer to Note 2.2)	14	–	–	14
Investment in unquoted investments others (Refer Note 2.2)	3	–	–	3
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	17	–	17	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	1	–	1	–
Liability towards contingent consideration (Refer note 2.5)*	17	–	–	17

*Discounted $20 million at 13.7%.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of $6 million and change in discount rates and passage of time.

The movement in level 3 investments from fiscal 2016 to fiscal 2017 is on account of purchase of additional investments during the year and change in fair value.

Income from financial assets or liabilities is as follows:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Interest income on financial assets carried at amortized cost	352	402	447
Interest income on financial assets fair valued through other comprehensive income	28	–	–
Dividend income on investments carried at fair value through profit or loss	4	10	26
Gain / (loss) on investments carried at fair value through profit or loss	18	–	2
	402	412	475

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

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely  affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	206	20	6	28	108	368
Trade receivables	1,287	192	119	87	108	1,793
Unbilled revenue	376	68	50	19	47	560
Other assets	65	15	7	6	15	108
Trade payables	(18)	(5)	(2)	(1)	(24)	(50)
Client deposits	(2)	–	(2)	–	(1)	(5)
Accrued expenses	(147)	(33)	(22)	(6)	(23)	(231)
Employee benefit obligations	(86)	(13)	(3)	(23)	(19)	(144)
Other liabilities	(94)	(17)	(5)	(3)	(42)	(161)
Net assets / (liabilities)	1,587	227	148	107	169	2,238

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	170	25	30	26	91	342
Trade receivables	1,141	193	109	90	105	1,638
Unbilled revenue	282	56	29	17	38	422
Other assets	14	6	4	2	12	38
Trade payables	(19)	(11)	(11)	(1)	(11)	(53)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(119)	(23)	(18)	(5)	(33)	(198)
Employee benefit obligations	(87)	(12)	(7)	(25)	(19)	(150)
Other liabilities	(159)	(20)	(5)	(6)	(32)	(222)
Net assets / (liabilities)	1,220	214	131	98	150	1,813

For the years ended March 31, 2017, 2016 and 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50%, 0.50% and 0.52%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	March 31, 2017	March 31, 2016
Derivatives designated as cash flow hedges
Forward contracts
In Euro	95	–
In United Kingdom Pound Sterling	40	–
In Australian dollars	130	–
Option Contracts
In Euro	40	–
Other derivatives
Forward contracts
In U.S. dollars	526	510
In Euro	114	100
In United Kingdom Pound Sterling	75	65
In Australian dollars	35	55
In Swiss Franc	10	25
In Singapore dollars	5	–
In Swedish Krona	50	–
Option contracts
In U.S. dollars	195	125
In Euro	25	–
In United Kingdom Pound Sterling	30	–
In Canadian dollars	13	–

The Group recognized a net gain of $89 million, $4 million and $85 million on derivative financial instruments for the year ended March 31, 2017, 2016 and 2015, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Not later than one month	355	238
Later than one month and not later than three months	666	516
Later than three months and not later than one year	329	157
	1,350	911

During the year ended March 31, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2017:

(Dollars in millions)

Year ended March 31, 2017
Gain / (Loss)
Balance at the beginning of the period	–
Gain / (Loss) recognized in other comprehensive income during the period	18
Amount reclassified to revenue during the period	(10)
Tax impact on above	(2)
Balance at the end of the period	6

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	March 31, 2017		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	44	–	18	(2)
Amount set off	–	–	(1)	1
Net amount presented in balance sheet	44	–	17	(1)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,900 million and $1,710 million as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to $562 million and $457 million as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

 (In %)

	Year ended March 31,
	2017	2016	2015
Revenue from top customer	3.4	3.6	3.3
Revenue from top five customers	12.6	13.8	13.5

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2017 was $20 million. The reversal of allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2016 was $7 million. The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2015 was $29 million.

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Balance at the beginning	44	59	36
Translation differences	(1)	(3)	(4)
Impairment loss recognized/(reversed)	20	(7)	29
Write offs	–	(5)	(2)
Balance at the end	63	44	59

The Company’s credit period generally ranges from 30-60 days.

(Dollars in millions except as otherwise stated)

Period (in days)	As of
	March 31, 2017	March 31, 2016
Trade receivables	1,900	1,710
Unbilled revenues	562	457
Days Sales Outstanding- DSO (days)	68	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non-convertible debentures and certificates of deposit.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2017, the Group had a working capital of $6,121 million including cash and cash equivalents of $3,489 million and current investments of $1,538 million. As of March 31, 2016, the Group had a working capital of $5,804 million including cash and cash equivalents of $4,935 million and current investments of $11 million.

As of March 31, 2017 and March 31, 2016, the outstanding employee benefit obligations were $209 million and $202 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

 (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	57	–	–	–	57
Client deposits	5	–	–	–	5
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	758	5	–	–	763
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	7	7	–	–	14

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	58	–	–	–	58
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition - Refer to note 2.5)	732	4	1	–	737
Liability towards acquisitions on an undiscounted basis (including contingent consideration) - (Refer to Note 2.5)	13	7	–	–	20

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current
Rental deposits	1	2
Security deposits	2	1
Loans to employees	42	46
Prepaid expenses (1)	68	30
Interest accrued and not due	89	106
Withholding taxes and others(1)	291	272
Advance payments to vendors for supply of goods (1)	20	17
Deposit with corporation	218	187
Deferred contract cost (1)	12	7
Other assets	6	4
	749	672
Non-current
Loans to employees	5	4
Security deposits	13	12
Deposit with corporation	7	9
Prepaid gratuity (Refer note 2.11.1) (1)	12	1
Prepaid expenses (1)	15	13
Deferred contract cost (1)	44	50
Rental deposits	27	22
	123	111
	872	783
Financial assets in prepayments and other assets	410	393

(1)	Non-financial assets

Withholding taxes and others primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current
Accrued compensation to employees	290	342
Accrued expenses	399	331
Withholding taxes and others (1)	189	196
Retainage	34	12
Liabilities of controlled trusts	22	25
Liability towards contingent consideration (Refer note 2.9)	7	12
Others	13	22
	954	940
Non-current
Liability towards contingent consideration (Refer note 2.9)	6	5
Accrued compensation to employees	5	5
Deferred income - government grant on land use rights (1)	6	7
Deferred income (1)	7	–
	24	17
	978	957
Financial liabilities included in other liabilities	776	754
Contingent consideration on undiscounted basis	14	20

(1)	Non-financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Provision for post sales client support and other provisions	63	77
	63	77

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Year ended March 31,
2017
Balance at the beginning	77
Translation differences	–
Provision recognized / (reversed)	15
Provision utilized	(29)
Balance at the end	63

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2017 and March 31, 2016, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.16) amounted to $46 million (301 crore) and $42 million (277 crore), respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	244	955	392	615	218	4	2,428
Additions	22	147	73	120	57	1	420
Deletions	–	–	(8)	(47)	(17)	(1)	(73)
Translation difference	6	21	9	12	3	1	52
Gross carrying value as of March 31, 2017	272	1,123	466	700	261	5	2,827
Accumulated depreciation as of April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(35)	(57)	(101)	(31)	(1)	(226)
Accumulated depreciation on deletions	–	–	5	34	14	1	54
Translation difference	–	(9)	(6)	(9)	(2)	–	(26)
Accumulated depreciation as of March 31, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Capital work-in-progress as of March 31, 2017							303
Carrying value as of March 31, 2017	268	747	165	229	93	2	1,807
Capital work-in-progress as of April 1, 2016							286
Carrying value as of April 1, 2016	241	623	149	220	69	1	1,589

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	2,257
Additions	9	68	76	168	40	1	362
Deletions	–	–	(1)	(60)	(1)	(2)	(64)
Translation difference	(15)	(53)	(20)	(28)	(10)	(1)	(127)
Gross carrying value as of March 31, 2016	244	955	392	615	218	4	2,428
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Depreciation	(1)	(33)	(49)	(84)	(24)	(1)	(192)
Accumulated depreciation on deletions	–	–	1	36	1	1	39
Translation difference	1	18	12	18	6	–	55
Accumulated depreciation as of March 31, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Capital work-in-progress as of March 31, 2016							286
Carrying value as of March 31, 2016	241	623	149	220	69	1	1,589
Capital work-in-progress as of April 1, 2015							230
Carrying value as of April 1, 2015	247	623	130	170	57	3	1,460

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	1,933
Additions	69	139	69	124	30	1	432
Acquisitions through business combination (Refer to note 2.9)	–	–	–	2	1	–	3
Deletions	–	–	(3)	(13)	(3)	(1)	(20)
Translation difference	(9)	(38)	(13)	(22)	(9)	–	(91)
Gross carrying value as of March 31, 2015	250	940	337	535	189	6	2,257
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	(922)
Accumulated depreciation on acquired assets (Refer to note 2.9)	–	–	–	(1)	–	–	(1)
Depreciation	(3)	(31)	(42)	(63)	(24)	(1)	(164)
Accumulated depreciation on deletions	–	–	2	11	3	1	17
Translation difference	–	14	8	16	6	(1)	43
Accumulated depreciation as of March 31, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Capital work-in-progress as of March 31, 2015							230
Carrying value as of March 31, 2015	247	623	130	170	57	3	1,460
Capital work-in-progress as of April 1, 2014							305
Carrying value as of April 1, 2014	190	539	109	116	53	4	1,316

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

Carrying value of land includes $99 million and $95 million as of March 31, 2017 and March 31, 2016, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $177 million and $224 million as of March 31, 2017 and March 31, 2016, respectively.

2.8 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Carrying value at the beginning	568	495
Goodwill on Kallidus d.b.a Skava acquisition (Refer to note 2.9)	–	71
Goodwill on Noah acquisition (Refer to note 2.9)	–	5
Translation differences	(5)	(3)
Carrying value at the end	563	568

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

The following table presents the allocation of goodwill to operating segments:

Segments	As of March 31,
	2017	2016
Financial services	127	128
Manufacturing	63	64
Retail, Consumer packaged goods and Logistics	86	87
Life Sciences, Healthcare and Insurance	98	99
Energy & utilities, Communication and Services	118	119
	492	497
Operating segments without significant goodwill	71	71
Total	563	568

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPO, Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGUs, which are represented by a majority of the entity‘s operating segment.

The entire goodwill from Noah acquisition has been allocated to the group of CGU’s which is represented by the Energy & Utilities, Communication & Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

As at March 31,	2017	2016
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	14.4	14.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2016	117	62	3	–	11	14	10	217
Deletion	–	–	–	–	–	–	–	–
Translation differences	(1)	–	–	–	(1)	–	–	(2)
Gross carrying value as of March 31, 2017	116	62	3	–	10	14	10	215
Accumulated amortization as of April 1, 2016	(46)	(9)	(3)	–	(1)	(5)	(4)	(68)
Amortization expense	(14)	(9)	–	–	–	(2)	(3)	(28)
Deletion	–	–	–	–	–	–	–	–
Translation differences	1	(1)	–	–	–	–	1	1
Accumulated amortization as of March 31, 2017	(59)	(19)	(3)	–	(1)	(7)	(6)	(95)
Carrying value as of March 31, 2017	57	43	–	–	9	7	4	120
Carrying value as of April 1, 2016	71	53	–	–	10	9	6	149
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1 -8	1-4

During the year ended March 31, 2017, the management based on an internal evaluation reassessed the remaining useful life of certain software technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years has been revised to 3 years. Amortization expense for the year ended March 31, 2017 is higher by $3 million due to the revision.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

(Dollars in millions)

	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2015	72	42	3	2	11	8	5	143
Additions through business combinations (Refer to note 2.9)	45	21	–	–	–	6	4	76
Deletion	–	–	–	(2)	–	–	–	(2)
Translation differences	–	(1)	–	–	–	–	1	–
Gross carrying value as of March 31, 2016	117	62	3	–	11	14	10	217
Accumulated amortization as of April 1, 2015	(26)	(3)	(3)	(2)	(1)	(5)	(1)	(41)
Amortization expense	(20)	(6)	–	–	–	(1)	(3)	(30)
Deletion	–	–	–	2	–	–	–	2
Translation differences	–	–	–	–	–	1	–	1
Accumulated amortization as of March 31, 2016	(46)	(9)	(3)	–	(1)	(5)	(4)	(68)
Carrying value as of March 31, 2016	71	53	–	–	10	9	6	149
Carrying value as of April 1, 2015	46	39	–	–	10	3	4	102
Estimated Useful Life (in years)	3–10	8–10	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–7	7–9	–	–	45	2–9	2–5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2015:

(Dollars in millions)

	Customer related	Software related	Sub–contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2014	64	6	3	2	11	5	1	92
Additions through business combinations (Refer to note 2.9)	13	39	–	–	–	3	4	59
Deletion	–	(3)	–	–	–	–	–	(3)
Translation differences	(5)	–	–	–	–	–	–	(5)
Gross carrying value as of March 31, 2015	72	42	3	2	11	8	5	143
Accumulated amortization as of April 1, 2014	(21)	(4)	(3)	(2)	–	(4)	(1)	(35)
Amortization expense	(7)	(2)	–	–	(1)	(1)	–	(11)
Deletion	–	3	–	–	–	–	–	3
Translation differences	2	–	–	–	–	–	–	2
Accumulated amortization as of March 31, 2015	(26)	(3)	(3)	(2)	(1)	(5)	(1)	(41)
Carrying value as of March 31, 2015	46	39	–	–	10	3	4	102
Carrying value as of April 1, 2014	43	2	–	–	11	1	–	57
Estimated Useful Life (in years)	3-10	10	3	–	50	2-10	3
Estimated Remaining Useful Life (in years)	2-8	10	–	–	46	10	3

The aggregate amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the years ended March 31, 2017, 2016 and 2015 were $118 million, $108 million and $110 million, respectively.

2.9 Business combinations

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million and an additional consideration of up to $112 million, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three-year period following the date of the acquisition. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. During the year ended March 31, 2016, the liability towards post-acquisition employee remuneration expense was settled.

For fiscal 2016 and 2015, a post-acquisition employee remuneration expense of $23 million and $41 million, respectively, is recorded in cost of sales in the statement of comprehensive income.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

Panaya’s Cloud Quality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

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

During the year ended March 31, 2017 contingent consideration of $6 million was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as of March 31, 2017 and March 31, 2016 is $14 million and $20 million on an undiscounted basis.

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

The gross amount of trade receivables acquired and its fair value is $4 million and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

 (Dollars in millions)

Component	Consideration settled
Cash Paid	33
Fair value of contingent consideration	4
Total purchase price	37

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During fiscal 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2016, a post-acquisition employee remuneration expense of $8 million has been recorded in the statement of comprehensive income. For fiscal 2017 $14 million has been recorded as post-acquisition remuneration expense in the statement of comprehensive income.

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

The consideration was settled through issue of 850,000,000 equity shares amounting to 850 crore (approximately $129 million) and 254,900,000 non-convertible redeemable debentures amounting to 2,549 crore (approximately $389 million) in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017, EdgeVerve has repaid 420 crore (approximately $63 million) by redeeming proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

2.10 Expenses by nature

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Employee benefit costs	5,612	5,236	4,862
Deferred purchase price pertaining to acquisition (Refer to Note 2.9)	–	23	41
Depreciation and amortization charges (Refer to Note 2.7 and 2.8)	254	222	175
Travelling costs	333	345	297
Cost of technical sub-contractors	571	537	354
Cost of software packages for own use	118	113	139
Third party items bought for service delivery to clients	120	81	31
Operating lease payments (Refer to Note 2.14)	73	55	50
Consultancy and professional charges	114	118	68
Communication costs	82	68	82
Repairs and maintenance	191	160	124
Rates and Taxes	22	17	21
Provision for post-sales client support	12	1	6
Power and fuel	34	33	36
Commission to non-whole time directors	2	1	2
Branding and marketing expenses	51	44	26
Impairment loss recognized/(reversed) on financial assets	21	(7)	29
Insurance charges	8	9	9
Contribution towards Corporate Social Responsibility	34	33	42
Others	36	37	59
Total cost of sales, selling and marketing expenses and administrative expenses	7,688	7,126	6,453

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2017 and March 31, 2016:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	142	131
Service cost	19	18
Interest expense	10	9
Remeasurements - Actuarial losses / (gains)	10	3
Benefits paid	(13)	(11)
Translation differences	4	(8)
Benefit obligations at the end	172	142
Change in plan assets
Fair value of plan assets at the beginning	143	134
Interest Income	12	10
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	1
Contributions	37	17
Benefits paid	(13)	(11)
Translation differences	3	(8)
Fair value of plan assets at the end	184	143
Funded status	12	1
Prepaid gratuity benefit	12	1

Net gratuity cost for the year ended March 31, 2017, 2016 and 2015 comprises the following components:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Service cost	19	18	16
Net interest on the net defined benefit liability / asset	(2)	(1)	(1)
Net gratuity cost	17	17	15

Amount for the fiscal 2017, 2016 and 2015 recognized in statement of other comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	10	3	11
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(2)	(1)	(1)
Total	8	2	10

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
(Gain) / loss from change in demographic assumptions	–	–	–
(Gain) / loss from change in financial assumptions	8	–	9
	8	–	9

The gratuity cost recognized in net profit in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

 (Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Cost of sales	15	15	13
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	1
	17	17	15

The weighted-average assumptions used to determine benefit obligations as of March 31, 2017 and March 31, 2016 are set out below:

	As of
	March 31, 2017	March 31, 2016
Discount rate	6.9%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2017, 2016 and 2015 are set out below:

	Year ended March 31,
	2017	2016	2015
Discount rate	7.8%	7.8%	9.2%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.4 years	6.4 years

Discount rate	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
Weighted average rate of increase in compensation levels	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
Attrition rate	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Gratuity Fund Trust, respectively. Trustees administer contributions made to the trusts. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2017, 2016 and 2015 was $14 million, $11 million and $12 million, respectively.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect the company’s gratuity benefit obligation by approximately $9 million.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect the company’s gratuity benefit obligation by approximately $8 million.

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Group expects to contribute $15 million to the gratuity trusts during the fiscal 2018.

Maturity profile of defined benefit obligation:

(Dollars in millions)

Within 1 year	24
1 - 2 year	25
2 - 3 year	26
3 - 4 year	29
4 - 5 year	30
5 - 10 years	148

2.11.2 Superannuation

The company contributed $25 million, $36 million and $35 million to the superannuation plan during the year ended March 31, 2017, 2016 and 2015, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Cost of sales	22	32	31
Selling and marketing expenses	2	3	3
Administrative expenses	1	1	1
	25	36	35

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2017 and March 31, 2016, respectively.

The details of fund and plan asset position are given below:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Plan assets at period end, at fair value	688	575
Present value of benefit obligation at period end	688	575
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2017	March 31, 2016
Government of India (GOI) bond yield	6.9%	7.8%
Remaining term of maturity (in years)	6 years	7 years
Expected guaranteed interest rate – First Year	8.6%	8.8%
Thereafter	8.6%	8.6%

The Group contributed $69 million, $63 million and $56 million to the provident fund during the year ended March 31, 2017, 2016 and 2015, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Cost of sales	61	56	50
Selling and marketing expenses	5	5	4
Administrative expenses	3	2	2
	69	63	56

2.11.4 Employee benefit costs include:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Salaries and bonus *	5,501	5,120	4,756
Defined contribution plans	37	46	43
Defined benefit plans	74	70	63
	5,612	5,236	4,862

*	Includes stock compensation expense of $17 million, $1 million and less than $1 million for the year ended March 31, 2017, 2016 and 2015 respectively

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Cost of sales	4,987	4,627	4,299
Selling and marketing expenses	405	403	389
Administrative expenses	220	206	174
	5,612	5,236	4,862

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 574,236,166 fully paid-up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Further during the three months ended June 30, 2015 the Company has allotted 1,148,472,332 fully paid-up shares of face value 5/- each pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. 11,289,514 and 11,323,576 shares were held by controlled trust, as of March 31, 2017 and March 31, 2016, respectively.

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

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2017, the company had only one class of equity shares and had no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

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

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2017 includes final dividend for fiscal 2016 of 14.25/- per equity share ($0.22 per equity share) and an interim dividend for fiscal 2017 of 11/- per equity share ($0.17 per equity share).

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final dividend for fiscal 2015 of 29.50/- per equity share ($0.47 per equity share) (not adjusted for June 17, 2015 bonus issue) and an interim dividend for fiscal 2016 of 10/- per equity share ($0.15 per equity share).

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015 was $1.21 (73.00) (not adjusted for bonus issue).

The Board of Directors, in their meeting on April 13, 2017, proposed a final dividend of 14.75/- per equity share (approximately $0.23 per equity share). The proposal is subject to approval of the shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved, would result in a cash outflow of approximately $626 million (excluding dividend paid on treasury shares), including corporate dividend tax.

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

2.13 Other income

Other income consists of the following:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Interest income on financial assets carried at amortized cost	352	402	447
Interest income on financial assets fair valued through other comprehensive income	28	–	–
Dividend income on investments carried at fair value through profit or loss	4	10	26
Gain / (loss) on investments carried at fair value through profit or loss	18	–	2
Exchange gains / (losses) on forward and options contracts	89	4	85
Exchange gains / (losses) on translation of other assets and liabilities	(54)	21	(7)
Others	22	39	7
	459	476	560

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $73 million, $55 million and $50 million for fiscal 2017, 2016 and 2015, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Within one year of the balance sheet date	71	56
Due in a period between one year and five years	191	132
Due after five years	114	67

A majority of the group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements contain a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): The Securities Exchange Board of India (SEBI) issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are currently held by the Trust towards the 2011 Plan as at March 31, 2016). 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees up to mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service

On November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

On February 1, 2017, the company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of March 31, 2017, 11,289,514 shares are held by the trust under the 2015 Plan, out of which 100,000 shares have been earmarked for welfare activities of the employees. As of March 31, 2017, 106,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is less than $1 million.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSUs of fair value $2,000,000 which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5,000,000, subject to achievement of performance targets set by the Board or its committee, which vest over time. $2,000,000 of fair value in RSUs for fiscal 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS. The Board based on the recommendations of the Nominations Committee approved on April 13, 2017, performance based equity and stock options for the financial year 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million. Further, the Board also approved the annual time based vesting grant of 137,741 RSUs for fiscal 2018 amounting to $2 million. Though the performance based RSU and stock options for fiscal 2017 were granted on May 2, 2017, the cost for the same as well as the cost for the time based RSUs for the remaining employment term has been recorded under employee stock based compensation expense for the year ended March 31, 2017, in accordance with IFRS 2 Share-based Payment. The company has recorded employee stock based compensation expense of $4 million and $1 million during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted with effect from May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs were granted on May 2, 2017, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense for the same, during the year ended March 31, 2017.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and Remuneration Committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transaction during the year ended March 31, 2017 is set out below:

	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price()
2015 Plan (Formerly 2011 Plan): Indian equity shares (RSU - IES)
Outstanding at the beginning*	221,505	5
Granted	1,878,025	5
Forfeited and expired	61,540	5
Exercised	34,062	5
Outstanding at the end	2,003,928	5
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Indian equity shares (ESOP - IES)
Outstanding at the beginning	–	–
Granted	309,650	998
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	309,650	998
Exercisable at the end	–	–

	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	–	–
Granted	996,665	0.07
Forfeited and expired	39,220	0.07
Exercised	–	–
Outstanding at the end	957,445	0.07
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	–	–
Granted	896,200	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	888,000	15.26
Exercisable at the end	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transaction during the year ended March 31, 2016 is set out below:

	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	108,268	5
Granted	124,061	5
Forfeited and expired	–	–
Exercised*	10,824	5
Outstanding at the end	221,505	5
Exercisable at the end	–	–

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning	–	–
Granted*	108,268	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	108,268	5
Exercisable at the end	–	–

* Adjusted for bonus issue. (Refer to note 2.12).

During the year ended March 31, 2017 and March 31, 2016 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $16.10 and $16, respectively

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan: ADS and IES
0.07 (RSU)	2,961,373	1.88	0.07
14 - 16 (ESOP)	1,197,650	7.09	15.83
	4,159,023	3.38	4.61

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Grant date	1-Nov-16	1-Nov -16	1-Nov-16	1-Nov-16
Weighted average share price () / ($- ADS)*	989	989	15.26	15.26
Exercise price ()/ ($- ADS)*	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6 - 7	1 - 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)*	929	285	14.35	3.46

Particulars	For options granted in
	Fiscal 2017- Equity Shares	Fiscal 2017- ADS	Fiscal 2016- Equity Shares	Fiscal 2015- Equity Shares
Grant date	1-Aug-16	1-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 – 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6- 7	0.5 - 1	7- 8	8- 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the year ended March 31, 2017, March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of $17 million, $1 million and less than $1 million, respectively in the statement of comprehensive income. The cash settled stock compensation expense for the year ended March 31, 2017 was less than $1 million.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

 (Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Current taxes
Domestic taxes	616	642	511
Foreign taxes	226	167	282
	842	809	793
Deferred taxes
Domestic taxes	(1)	3	6
Foreign taxes	(7)	(13)	6
	(8)	(10)	12
Income tax expense	834	799	805

Income tax expense for the year ended March 31, 2017, 2016 and 2015 includes reversals (net of provisions) of $23 million, $47 million and $26 million, respectively, pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer to Note 2.7)

Entire deferred income tax for fiscal 2017, 2016 and 2015 relates to origination and reversal of temporary differences.

During fiscal 2017, 2016 and 2015, a current tax credit of $1 million, Nil and $2 million has been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During fiscal 2017, on account of adoption of IFRS 9, there was a reversal of deferred tax liability of $1 million pertaining to unrealized gains on quoted debt securities. Refer note 2.2.

During fiscal 2017, a net deferred tax liability of $2 million has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

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

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Profit before income taxes	2,974	2,851	2,818
Enacted tax rates in India	34.61%	34.61%	33.99%
Computed expected tax expense	1,029	987	958
Tax effect due to non-taxable income for Indian tax purposes	(295)	(268)	(273)
Overseas taxes	112	109	134
Tax reversals, overseas and domestic (net)	(23)	(47)	(26)
Effect of exempt non-operating income	(10)	(13)	(15)
Effect of unrecognized deferred tax assets	14	9	7
Effect of differential overseas tax rates	10	1	(6)
Effect of non-deductible expenses	4	30	34
Taxes on dividend received from subsidiary	–	–	1
Additional deduction on research and development expense	(8)	(9)	(9)
Others	1	–	–
Income tax expense	834	799	805

The applicable Indian corporate statutory tax rate for the year ended March 31, 2017, 2016 and 2015 is 34.61%, 34.61% and 33.99%, respectively. The increase in the corporate statutory tax rate to 34.61% is consequent to changes made in the Finance Act, 2015.

During the year ended March 31, 2017, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid up to March 31, 2017. An application has been filed for renewal of the R&D recognition with DSIR.

The weighted tax deduction is equal to 200% of such expenditure incurred.

During year ended March 31, 2016 Infosys had claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which was renewed effective April 2014. With effect from August 1, 2015 the business of Finacle, including the R&D activities, was transferred to its wholly owned subsidiary Edgeverve Systems Limited. The approval for Edgeverve was effective April 2016.

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

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $295 million, $268 million and $273 million for the year ended March 31, 2017, 2016 and 2015, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for the year ended March 31, 2017, March 31, 2016 and March 2015 was $0.13, $0.12 and $0.12, respectively. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue, wherever applicable. (Refer to Note 2.12).

The company is subject to a 15% Branch Profit Tax (BPT) in the United States to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately $924 million. As of March 31, 2017, the Company has provided for branch profit tax of $50 million for its U.S branch, as the company estimates that   these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes $1 million movement on account of exchange rate during fiscal 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $819 million and $745 million as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2017 and March 31, 2016:

	As of
	March 31, 2017	March 31, 2016
Income tax assets	881	789
Current income tax liabilities	(599)	(515)
Net current income tax assets / (liabilities) at the end	282	274

The gross movement in the current income tax asset / (liability) for fiscal 2017, 2016 and 2015 is as follows:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Net current income tax asset / (liability) at the beginning	274	203	(111)
Translation differences	6	(12)	3
Income tax paid	843	892	1,102
Current income tax expense (Refer to Note 2.16)	(842)	(809)	(793)
Income tax on other comprehensive income	1	–	2
Net current income tax asset / (liability) at the end	282	274	203

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Deferred income tax assets
Property, plant and equipment	21	27
Computer software	6	8
Trade receivables	21	13
Compensated absences	58	59
Accrued compensation to employees	9	10
Post sales clients support	15	12
Others	25	8
Total deferred income tax assets	155	137
Deferred income tax liabilities
Temporary difference related to branch profits	(50)	(51)
Intangible assets	(32)	(38)
Investments	–	(1)
Others	(22)	(5)
Total deferred income tax liabilities	(104)	(95)
Deferred income tax assets after set off	83	81
Deferred income tax liabilities after set off	(32)	(39)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Deferred income tax assets to be recovered after 12 months	75	61
Deferred income tax assets to be recovered within 12 months	80	76
Total deferred income tax assets	155	137
Deferred income tax liabilities to be settled after 12 months	(48)	(68)
Deferred income tax liabilities to be settled within 12 months	(56)	(27)
Total deferred income tax liabilities	(104)	(95)

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

The gross movement in the deferred income tax account for fiscal 2017, 2016 and 2015 is as follows:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Net deferred income tax asset at the beginning	42	60	99
Impact on adoption of IFRS 9 (refer to Note 2.2)	1	–	–
Additions through business combination (Refer to note 2.9)	–	(20)	(16)
Translation differences	2	(7)	(9)
Credits/(Charge) relating to temporary differences (Refer to note 2.16)	8	10	(12)
Temporary difference on other comprehensive income	(2)	(1)	(2)
Net deferred income tax asset at the end	51	42	60

The charge relating to temporary differences during the year ended March 31, 2017 are   primarily on account of property plant and equipment and compensated absences partially offset by trade receivables and post sales client support. The credits relating to temporary differences during fiscal 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables. The charge relating to temporary differences during fiscal 2015 are primarily on account of property, plant and equipment, post sales client support, investments, minimum alternate tax partially offset by compensated absences and trade receivables.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, the provisions of Minimum Alternate Tax (MAT) had been extended to income of STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ units and SEZ developer units. Infosys Limited and Infosys BPO had calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above normal tax liability has been fully set off against normal tax liabilities of the subsequent years. Consequently, the deferred income tax asset pertaining to MAT credit is Nil as of March 31, 2017 and March 31, 2016.

As of March 31, 2017, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $722 million (4,682 crore) amounted to  $262million (1,696 crore).

As of March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $662 million (4,383 crore) amounted to $1 million (7 crore).

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2012 & fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2013 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Reconciliation of basic and diluted shares used in computing earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2017	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	2,285,639,447	2,285,616,160	2,285,610,264
Effect of dilutive common equivalent shares - share options outstanding	757,298	102,734	32,676
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,286,396,745	2,285,718,894	2,285,642,940

(1) excludes treasury shares

(2) adjusted for bonus shares, wherever applicable Refer to note 2.12

For the year ended March 31, 2017, 112,190 number of options to purchase equity shares had an anti-dilutive effect.

For the year ended March 31, 2016 and 2015, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2017	March 31, 2016
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co Ltd (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(13)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(1)(12)	U.S	99.98%	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consultants Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (5) (14)	Switzerland	–	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3) (16)	Switzerland	–	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH)(3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd)(17)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	UK	100%	100%
Infy Consulting B.V. (formerly Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z.o.o. (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd. (6)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova)	U.S.	100%	100%
Panaya Inc (Panaya)	U.S.	100%	100%
Panaya Ltd (7)	Israel	100%	100%
Panaya Gmbh (7)	Germany	100%	100%
Panaya Pty Ltd (7) (15)	Australia	–	–
Panaya Japan Co. Ltd (7)	Japan	100%	100%
Skava Systems Pvt Ltd (Skava Systems)(8)	India	100%	100%
Kallidus Inc.(Kallidus)(9)	US	100%	100%
Noah Consulting LLC (Noah)(10)	US	100%	100%
Noah Information Management Consulting Inc (Noah Canada)(11)	Canada	100%	100%

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(6)	Wholly owned subsidiary of Infosys Public Services, Inc.
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems
(9)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc.
(10)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah
(11)	Wholly owned subsidiary of Noah
(12)	Incorporated effective November 20, 2015
(13)	Liquidated effective March 15, 2016
(14)	Liquidated effective October 5, 2016
(15)	Liquidated effective November 16, 2016
(16)	Liquidated effective December 21, 2016
(17)	Wholly owned subsidiary of Infosys

During the year ended March 31, 2015, Infosys Poland Sp.Z.o.o paid a dividend of $4 million, respectively, to its holding company, Infosys BPO and the tax on such dividend received was $1 million

During the year ended March 31, 2017, 2016 and 2015, Infosys Consulting AG (formerly Lodestone  Management Consultants AG) paid a dividend of $4 million, $2 million and $1 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

During the year ended March 31, 2017, Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) paid a dividend of $5 million to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of associates:

Particulars	Country	Holding as of
		March 31, 2017	March 31, 2016
DWA Nova LLC (DWA Nova) (1)	US	16%	16%

(1)

Associate of Infosys Nova. During the year ended March 31, 2015, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2017, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

Share of associate loss & others for the year ended March 31, 2017 includes an impairment loss of $3 million on investment in DWA Nova LLC

Transaction to acquire associate’s stake:

(Dollars in millions)

Particulars	Year ended March 31, 2015
Financing transactions
Investment in DWA Nova	15
15

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees‘ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer to Note 2.11 for information on transactions relating to the post-employment benefit plans mentioned above.

Transactions with key management personnel

During the year ended March 31, 2017, the company has additionally identified its Presidents - Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravi Kumar S, and Group Head - Human Resources - Krishnamurthy Shankar as key managerial personnel as defined under IAS 24 – Related Party Disclosures with effect from October 13, 2016. The Company's Deputy General Counsel, Gopi Krishnan Radhakrishnan has assumed the responsibilities as acting General Counsel with effect from January 1, 2017 and was identified as a KMP from that date.

The table below describes the compensation  to key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)

	Year ended March 31,
	2017	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers(1)(2) (3) (4)(5)(6)	12	15	5
Commission and other benefits to non-executive / independent directors	2	2	2
Total	14	17	7

(1)	Includes employee stock compensation expense of $5 million, $1 million and less than $1 million for the year ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively towards key managerial personnel.

(2)	Year ended March 31, 2017 includes $0.87 million payable under severance agreement to David Kennedy, who stepped down as General counsel and Chief compliance officer with effect from December 31, 2016.

(3)	Year ended March 31, 2016 includes $2.58 million payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer with effect from October 12, 2015

(4)

Pursuant to the approval from the shareholders through postal ballot concluded on March 31, 2016, Dr. Vishal Sikka is eligible to receive variable pay of $3 million at target, an annual grant of time based RSUs of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million, which vest over time subject to achievement of performance targets set by the Board or its committee under the 2015 Plan.

Based on the performance evaluation for fiscal 2017, the Board on the recommendations of the Nominations Committee approved on April 13, 2017,

•         $0.82 million as variable pay to CEO for the year ended March 31, 2017.

•         performance based equity and stock options for fiscal 2017 comprising of 132,483 RSUs amounting to $1.9 million and 330,525 ESOPs amounting to $0.96 million.

•         the annual time based RSUs amounting to $2 million for fiscal 2018 comprising of 137,741 RSUs.

These RSUs and stock options have been granted with effect from May 2, 2017.

Further, the year ended March 31, 2016 includes provision for variable pay amounting to $4.33 million to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations Committee approved on April 15, 2016, $4.33 million as variable pay for the year ended March 31, 2016.

(5)

On March 31, 2017, the shareholders vide postal ballot approved a revision in the salary of U.B. Pravin Rao, whole-time director and COO with effect from November 1, 2016. Further, based on fiscal 2016 performance, the Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, COO, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs are granted on May 2, 2017.

(6)	Includes payment of variable pay amounting to $2.1 million for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration Committee on June 22, 2015 in line with the compensation plan approved by the shareholders.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Group reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed separately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Group’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

(Dollars in millions)

Year ended March 31, 2017	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,765	1,119	2,300	1,673	1,258	763	330	10,208
Identifiable operating expenses	1,382	584	1,107	802	623	396	210	5,104
Allocated expenses	607	259	532	387	291	177	76	2,329
Segment profit	776	276	661	484	344	190	44	2,775
Unallocable expenses								255
Operating profit								2,520
Other income, net								459
Share in associate's profit / (loss) and others								(5)
Profit before Income taxes								2,974
Income tax expense								834
Net profit								2,140
Depreciation and amortisation								254
Non-cash expenses other than depreciation and amortisation								1

(Dollars in millions)

Year ended March 31, 2016	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,590	1,047	2,061	1,556	1,231	756	260	9,501
Identifiable operating expenses	1,248	555	944	742	585	371	156	4,601
Allocated expenses	606	257	505	381	302	185	65	2,301
Segment profit	736	235	612	433	344	200	39	2,599
Unallocable expenses								224
Operating profit								2,375
Other income, net								476
Share in associate's profit / (loss)								–
Profit before Income taxes								2,851
Income tax expense								799
Net profit								2,052
Depreciation and amortisation								222
Non-cash expenses other than depreciation and amortisation								2

(Dollars in millions)

Year ended March 31, 2015	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,352	1,008	1,962	1,449	1,094	640	206	8,711
Identifiable operating expenses	1,115	533	895	658	521	313	154	4,189
Allocated expenses	541	245	478	353	266	156	50	2,089
Segment profit	696	230	589	438	307	171	2	2,433
Unallocable expenses								175
Operating profit								2,258
Other income, net								560
Share in associate's profit / (loss)								–
Profit before Income taxes								2,818
Income tax expense								805
Net profit								2,013
Depreciation and amortisation								175
Non-cash expenses other than depreciation and amortization								–

2.19.2 Geographic segments

 (Dollars in millions)

Year ended March 31, 2017	North America	Europe	India	Rest of the World	Total
Revenues	6,320	2,295	325	1,268	10,208
Identifiable operating expenses	3,222	1,147	149	586	5,104
Allocated expenses	1,460	529	66	274	2,329
Segment profit	1,638	619	110	408	2,775
Unallocable expenses					255
Operating profit					2,520
Other income, net					459
Share in associate's profit / (loss) and others					(5)
Profit before income taxes					2,974
Income tax expense					834
Net profit					2,140
Depreciation and amortization					254
Non-cash expenses other than depreciation and amortization					1

(Dollars in millions)

Year ended March 31, 2016	North America	Europe	India	Rest of the World	Total
Revenues	5,957	2,186	246	1,112	9,501
Identifiable operating expenses	2,936	1,060	109	496	4,601
Allocated expenses	1,459	534	51	257	2,301
Segment profit	1,562	592	86	359	2,599
Unallocable expenses					224
Operating profit					2,375
Other income, net					476
Share in associate's profit / (loss)					–
Profit before income taxes					2,851
Income tax expense					799
Net profit					2,052
Depreciation and amortization					222
Non-cash expenses other than depreciation and amortization					2

(Dollars in millions)

Year ended March 31, 2015	North America	Europe	India	Rest of the World	Total
Revenues	5,357	2,097	209	1,048	8,711
Identifiable operating expenses	2,558	1,028	115	488	4,189
Allocated expenses	1,303	508	44	234	2,089
Segment profit	1,496	561	50	326	2,433
Unallocable expenses					175
Operating profit					2,258
Other income, net					560
Profit before income taxes					2,818
Income tax expense					805
Net profit					2,013
Depreciation and amortization					175
Non-cash expenses other than depreciation and amortization					–

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2017, 2016 and 2015.

2.20 Litigation

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

Financial Statement Schedule - II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts

Lifetime expected credit loss on customer balance

(Dollars in millions)

Description	Balance at beginning of the year	Translation differences	Charged to cost and expenses	Write offs	Balance at end of the year
Fiscal 2017	44	(1)	20	–	63
Fiscal 2016	59	(3)	(7)	(5)	44
Fiscal 2015	36	(4)	29	(2)	59

Item 19. Exhibits

Exhibit number	Description of document
1.1	Articles of Association of the Registrant, as amended
*1.2	Memorandum of Association of the Registrant, as amended
**1.3	Certificate of Incorporation of the Registrant, as currently in effect
****4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)
*****4.2	Registrant’s 2011 RSU Plan
*4.3	Registrant’s 2015 Stock Incentive Compensation Plan
***4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan
******4.6	Form of Indemnification Agreement
4.7	Form of Employment Agreement with the Chief Operating Officer
*4.8	Form of Employment Agreement with the Chief Executive Officer
4.9	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
11.1	Whistleblower Policy
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
**15.1	Registrant’s Specimen Certificate for Equity Shares
15.2	Stakeholders Relationship Committee Charter
**15.3	Corporate Social Responsibility Committee Charter
**15.4	Nomination and Remuneration Committee Charter
**15.5	Risk and Strategy Committee Charter
*15.6	Finance and Investment Committee Charter
15.7	Audit Committee Charter
15.8	Copy of the letter addressed to the SEC by Deloitte in response to our disclosures in Item 16F
15.9	Copy of the letter addressed to the SEC by KPMG in response to our disclosures in Item 16F
15.10	Dividend Distribution Policy

*	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
***	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
****	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-72199) filed on March 28, 2003, as amended by Amendment No. 1 included in the exhibits filed with Post-Effective Amendment No. 2 to such Registration Statement filed on June 30, 2004 and Amendment No. 2 included in the exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-200730) filed on December 4, 2014.
*****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
******	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ Gopi Krishnan Radhakrishnan

Gopi Krishnan Radhakrishnan
Date June 12, 2017	Acting General Counsel