Form 20-F
period 2018-03-31
Infosys Ltd
filed 2018-07-19
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2018

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

ranganath_m@infosys.com

Electronics City, Hosur Road, Bengaluru, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value ₹5/- per share	New York Stock Exchange(NYSE)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,184,114,257 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of large accelerated filer, accelerated filer and emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐ No ☒

Currency of presentation and certain defined terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “₹” or “Rupees” or “Indian rupees” are to the legal currency of India. Our consolidated financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Limited and our consolidated subsidiaries unless specifically indicated otherwise or the context indicates otherwise. “Infosys” is a registered trademark of Infosys Limited in countries including United States, India, United Kingdom and Australia. All trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

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

On March 31, 2018, this exchange rate was ₹65.18 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statement of comprehensive income for the year ended March 31, 2018 and the summary consolidated balance sheet data as of March 31, 2018 have been derived from our consolidated financial statements and related notes which have been audited by Deloitte Haskins & Sells LLP (successor auditor) consequent to mandatory auditor rotation regulation in India. The summary consolidated statement of comprehensive income for the years ended March 31, 2017, 2016, 2015 and 2014 and the summary consolidated balance sheet data as of March 31, 2017, March 31, 2016, March 31, 2015 and March 31, 2014 have been derived from our consolidated financial statements and related notes which have been audited by KPMG (predecessor auditor). The summary consolidated comprehensive income data and the summary consolidated Balance Sheet data given below have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

(Dollars in millions except equity share and per equity share data)

Comprehensive Income Data	Fiscal
	2018	2017	2016	2015	2014
Revenues	10,939	10,208	9,501	8,711	8,249
Cost of sales	7,001	6,446	5,950	5,374	5,292
Gross profit	3,938	3,762	3,551	3,337	2,957
Operating expenses:
Selling and marketing expenses	552	535	522	480	431
Administrative expenses	727	707	654	599	547
Total operating expenses	1,279	1,242	1,176	1,079	978
Operating profit	2,659	2,520	2,375	2,258	1,979
Other income, net (5)	495	459	476	560	440
Share in associate’s loss, including impairment	(11)	(5)	—	—	—
Profit before income taxes	3,143	2,974	2,851	2,818	2,419
Income tax expense (4)	657	834	799	805	668
Net profit (4)	2,486	2,140	2,052	2,013	1,751
Earnings per equity share:
Basic ($)(1)(4)	1.10	0.94	0.90	0.88	0.77
Diluted ($)(1)	1.10	0.94	0.90	0.88	0.77
Weighted average equity shares used in computing earnings per equity share:
Basic(1)	2,255,332,322	2,285,639,447	2,285,616,160	2,285,610,264	2,285,610,264
Diluted(1)	2,257,573,870	2,286,396,745	2,285,718,894	2,285,642,940	2,285,610,264
Cash dividend per Equity Share - Interim dividend ($) (1)(2)(3)	0.20	0.17	0.15	0.12	0.08
Cash dividend per Equity Share - Final dividend ($) (1)(2)(3)	0.23	0.22	0.24	0.18	0.13
Cash dividend per Equity Share - Interim dividend (₹) (1)(2)	13.00	11.00	10.00	7.50	5.00
Cash dividend per Equity Share - Final dividend (₹) (1)(2)	14.75	14.25	14.75	10.75	6.75

(1)	Adjusted for bonus shares, wherever applicable
(2)	Excludes corporate dividend tax
(3)	Converted at the monthly exchange rate in the month of declaration of dividend.
(4)

During the three months ended December 31, 2017, the Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company has reversed income tax expense provision of $225 million.  Refer 2.17 Income taxes under Item 18 of this Annual report on Form 20-F for more details.

(5)

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified under “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under ‘other income’ in the consolidated statement of comprehensive income for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

		(Dollars in millions except equity share data)
Balance Sheet Data	As of March 31,
	2018	2017	2016	2015	2014
Cash and cash equivalents	3,041	3,489	4,935	4,859	4,331
Current investments	982	1,538	11	140	510
Net current assets(5)	5,243	6,121	5,804	5,731	5,656
Assets held for sale(4)	316	—	—	—	—
Non-current assets	4,582	4,572	3,576	3,064	2,342
Total assets	12,255	12,854	11,378	10,615	9,522
Liabilities directly associated with assets held for sale(4)	50	—	—	—	—
Non-current liabilities	131	56	56	33	65
Total equity	9,960	10,637	9,324	8,762	7,933
Total Liabilities and equity	12,255	12,854	11,378	10,615	9,522
Number of shares outstanding (1)(2)(3)(6)	2,184,114,257	2,296,944,664	2,296,944,664	2,296,944,664	2,296,944,664

(1)	Par value of ₹5 each
(2)	Includes treasury shares
(3)	Adjusted for bonus shares, wherever applicable.
(4)

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified under “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under ‘other income’ in the consolidated statement of comprehensive income for the year ended March 31, 2018.

(5)	For fiscal 2018, net current assets is defined as current assets minus current liabilities, excluding assets held for sale and liabilities directly associated with assets held for sale.
(6)

During fiscal 2018, the company concluded share buyback of 113,043,478 equity shares, aggregating to 4.92% of the paid up equity share capital, at a price of ₹1,150 per equity share. Refer to note 2.13 Equity in Item 18 of this Annual Report for further details.

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar and other foreign currencies. For fiscal 2018, 2017, 2016, 2015 and 2014, U.S. dollar denominated revenues represented 67.7%, 69.6%, 69.9%, 68.9% and 68.8% of total revenues, respectively. For the same respective periods, revenues denominated in United Kingdom

Pound Sterling represented 5.3%, 5.8%, 6.6%, 5.9% and 5.9% of total revenues, revenues denominated in the Euro represented 11.3%, 9.6%, 9.3%, 10.2% and 10.3% of total revenues while revenues denominated in the Australian dollar represented 7.8%, 7.3%, 6.9%, 7.6% and 7.9% of total revenues, respectively. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Fiscal	Period End	Average	High	Low
	₹	₹	₹	₹
2018	65.18	64.46	65.87	63.25
2017	64.85	67.11	68.74	64.85
2016	66.26	65.69	68.70	62.11
2015	62.50	61.18	63.04	59.11
2014	59.92	60.75	68.56	53.71

The following table sets forth the high and low exchange rates for the previous six months and is based on the exchange rates from Deutsche Bank, Mumbai.

Month	High	Low
	₹	₹
June 2018	69.00	66.96
May 2018	68.29	66.57
April 2018	66.82	64.87
March 2018	65.21	64.76
February 2018	65.12	63.60
January 2018	64.00	63.25

On July 18, 2018, the fixing rate in the city of Mumbai for cash transfers in Indian rupees as published by FEDAI was ₹68.63.

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

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 20-F, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our ADSs. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our equity shares and ADSs could decline, and you could lose part or all of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Our revenues are difficult to predict and can vary significantly from period-to-period, which could cause our share price to decline. Therefore, period-to-period comparisons of the results of our operations should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors or our own guidance, which could cause the price of our equity shares and our ADSs to decline.

Outlined below are some of the risks that could potentially cause our revenues and profitability to fluctuate.

I.	Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environment in the markets in which they operate.

The technology and IT budgets of our clients are frequently impacted as a result of economic slowdown or uncertainties in the markets in which they operate and the response of our clients to such events. Reductions in IT spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of, and subsequent amendments to the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States; and clients in the healthcare industry could be impacted by amendments or repeal of the U.S. Patient Protection and Affordable Care Act of 2010. Similarly, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, that could impact the manner in which we provide our services.

Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions.

Reduced or delayed IT spending may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, the revenue earned per billed person month, the competitiveness of our proposals and our gross margins.

The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and our credit terms with them, leading to adverse impact on our cash flow and results of operations.

Economic slowdown or other factors may affect the economic health of the United States of America, the United Kingdom, the European Union, Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2018, 60.4%, 23.7% and 12.7% of our revenues were derived from projects in North America, Europe and the rest of the world respectively. In fiscal 2018, we derived 26.4% of our revenues from the financial services industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. For instance, in 2016, in what is known as Brexit, Britain voted to withdraw from the European Union and the implications of this are not fully known at this point of time. However, as the deadline of March 29, 2019 approaches for Britain’s exit from the European Union, implications on immigration policies, financial and business models will emerge as negotiations between the governments of the European Union and the United Kingdom conclude. We are keeping a close watch on the developments in this regard. If the economies of the United States, United Kingdom or the European Union weaken or growth remains uneven, including as a result of the uncertainty surrounding Brexit, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

Any future global economic uncertainty, impacting the financial services industry, on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. We also depend on clients in the energy sector to generate a considerable percentage of our revenue. Any impact in the sector due to oil price volatility may lead to costing pressure on our customers and in turn impact our revenues/profitability

A large part of our revenues are dependent on our top clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2018, our largest client accounted for 3.4% of our total revenues, and our ten largest clients together accounted for 19.3% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, business process management, systems integration and security and infrastructure management.

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

Additionally, the business departments of our clients are increasingly making or influencing technology-related buying decisions. If we are unable to establish business relationships with these new buying centers, or if we are unable to articulate the value of our technology services to these business functions, our revenues may be adversely impacted.

Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our share of business from clients and decrease our revenues and/or our profits.

Our revenues and profits depend, in part, upon the continued demand for our services by our existing and new clients and our ability to meet this demand in a competitive and cost-effective manner. The technology services market is highly competitive. Our competitors include large global consulting firms, India-based technology services firms, software and solution providers, niche service providers and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as digital design, cloud based solutions and cyber security. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

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

II.	Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving artificial intelligence based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, better or more competitively priced products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We may be unable to recoup investment costs incurred in developing our software products and platforms.

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

These financing activities or expenditures could harm our business, operating results and financial condition or the price of our equity shares and ADSs. Alternatively, due to possible difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

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

III.	Risks related to our cost structure

Our expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

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

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, or changes in immigration laws in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, any increase in visa costs or increase in salaries payable to visa-dependent employees onsite would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently opened a technology hub in Indianapolis and announced intent to open three more innovation hubs in the United States.  Increased hiring of personnel within these hubs along with staff for enabler functions and the management team may increase our cost of doing business and thereby have an adverse impact on our profit margins.

Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, effectively address service delivery risks or manage customer requirements may impact our profitability.

Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2014 and March 31, 2018, our total employee count grew from 160,405 to 204,107, representing a compounded annualized growth rate of 6.2%.

In addition, in the last few years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities globally. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls globally. Inadequate financial controls may increase the possibility of fraud and/or negatively impact the accuracy of our financial reporting and shareholder relationships. In addition, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing & management personnel;
•	adhering to and further improving our high quality and process execution standards;
•	preserving our culture, values and entrepreneurial environment;
•	successfully expanding the range of services offered to our clients;
•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems;
•	maintaining high levels of client satisfaction; and
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

We may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations.

Our organizational structures, processes and culture may not be sufficiently agile and adaptive to embrace the changes required to execute our strategy.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom, Continental Europe and Australia. This increase has been driven, in part, by recent indications that immigration regulations in these countries could undergo significant changes. Such hiring could result in overall increased wage costs thereby impacting profitability.

Further, in certain jurisdictions in which we operate, legislations have been proposed that requires our employees working on visas in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction which we have complied with. In case such legislative proposals are adopted by other jurisdictions our operating costs will go up.

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

We may need to increase our employee compensation more rapidly than in the past to be able to attract employees skilled in newer technology areas or to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, the company may issue incentive compensation plans to its employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly-skilled technology professionals.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2018, we had contractual commitments of $223 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Currency fluctuations and declining interest rates may affect the results of our operations.

Our functional currency is the Indian rupee and we incur a significant portion of our expenses in Indian rupees. However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the Pound Sterling, the Euro, the Australian dollar through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2018, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.50%.

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

IV.	Risks related to our employee workforce

Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and acquire new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects, build and sell new service offerings or software platforms and expand our business will be impaired and our revenues could decline.

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any restrictions on immigration may further affect our ability to compete for and provide services to clients in these jurisdictions

Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals.

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

Changing technology, industry needs and changing demography increases the need for hiring differently skilled and diversified talent. For instance, the new wave of digital services requires talent with differentiated skills in creative design, data science, statistical analysis, artificial intelligence and machine learning. The talent pools with such skills could be different from our traditional sources of recruitment. If we are unable to hire, retain, retrain and redeploy our technology professionals to keep pace with such continuing changes in technology, it may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

Our inability to integrate employees that we hire or acquire in different countries in to our existing corporate culture may adversely impact the results of our operations.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the members of our Board of Directors (the “Board”) and senior executive leadership team including our Chief Executive Officer who recently joined on January 2, 2018. Our future performance and customer relationships may be affected by any disruptions in the continued service of our directors and executive officers.

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

V.	Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the fiscal years ended March 31, 2018, 2017 and 2016, revenues from fixed-price, fixed-timeframe projects accounted for 50.5%, 48.0%, and 44.0% of our total services revenues, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, between zero and 90 days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client including limited access to the credit markets, insolvency or bankruptcy;
•	a change in strategic priorities, resulting in a reduced level of technology spending;
•	a demand for price reductions; or an unwillingness to accept higher pricing due to various factors such as higher wage costs, higher cost of doing business;
•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors;
•	the replacement by our clients of existing software with packaged software supported by licensors;
•	mergers and acquisitions;
•	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
•	sudden ramp-downs in projects due to an uncertain economic environment.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

A number of our contracts with our clients have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. In addition, certain client situations may require us to agree to higher contractual liability exposure limits. Our failure to meet these goals or a client’s expectations in such performance-based contracts may not only result in a less profitable or an unprofitable engagement but may also result in penalties or fines impacting the overall financial health of the company.

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

•

Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants, in addition to the risk of delayed payments or change in the terms of such contracts due to political and economic factors, lack of timely closure of requirements.

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

In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act 2010, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, it is possible that any of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

VI.	Risks related to our operations

Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.

We are dependent on our information technology networks and systems to process, transmit, host and securely store electronic information and to communicate among our locations around the world and with our customers, suppliers and partners. We are often required to collect and store sensitive or confidential client data. Security breaches, employee misappropriation, unauthorized access, human or technological error could lead to potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of our customers’ businesses. The theft and/or unauthorized use or publication of our, or our customers’, confidential information or other proprietary business information as a result of such an incident could adversely affect our reputation and competitive position. Any failure in the networks or computer systems used by us or our customers could result in a claim for substantial damages against us and significant reputational harm. Many of our client agreements do not limit our potential liability for breaches of confidentiality.

As a global service provider with customers in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health and the European Union's General Data Protection Regulation, which superseded the European Union Directive on Data Protection in May 2018. These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or Infosys data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. Many of our contracts involve projects that are critical to the operation of our clients’ businesses, and provide benefits which may be difficult to quantify.

Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure, could result in a claim for substantial damages against us and force us to incur significant expense for our defense or could require that we pay large sums in settlement. If unauthorized access to or disclosure of such data in our possession or control occurs or we otherwise fail to comply with applicable laws and regulations in this regard, we could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by our customers, our customers’ customers, their clients or others for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit our access, use and disclosure of sensitive data, and may require increased expenditures by us or may dictate that we not offer certain types of services.

Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents

Our cybersecurity governance program has implemented multi-layered security solutions, along with security policies and procedures developed based on applicable cybersecurity frameworks and standards. We have made significant investments in enhancing our cybersecurity capabilities and improving our security posture. Critical internal as well as client operations typically are undertaken from isolated environments in an effort to provide adequate cybersecurity. This in turn reduces the probability of the spread of threats between Infosys and its client landscapes should there be a breach in either of the environments. Our multi-layered security process and technology controls vastly help in this regard.

Despite these measures, we and our third-party service providers may still be the target of cybersecurity attacks.  Our systems and measures may not be able to successfully detect and prevent cybersecurity breaches and other information security incidents.  Cyber threats are evolving quickly, and we may be unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis.

We and our third-party service providers may suffer cybersecurity breaches and other information security incidents due to a multitude of factors, including the following:

•	insider threats;
•

hackers and other state or non-state actors with an intent to cause harm to us or our clients (including, for example, our governmental clients and our clients in sensitive industry segments such as financial services or healthcare);

•	human error and inadvertent actions by our employees and contractors; or
•	malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services, store and process increasingly large amounts of our customers’ data and host or manage parts of our customers’ businesses, especially in industries involving sensitive data such as the financial services and healthcare industries. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and potentially significant damages, fines, penalties, and other liability.

Cybersecurity breaches and other data security incidents could cause or lead to a material adverse impact on our current or future business, operations, and financial performance, especially in cases where critical systems, or numerous systems, are impacted, resulting in partial to complete disruption of intended business delivery; or due to unauthorized access to, or loss, corruption, or theft of, intellectual property, personal data, or sensitive information.  If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we could face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and potentially significant costs to investigate, remediate, and otherwise address the breach or other incident. We also could face increased costs in an effort to prevent additional cybersecurity breaches or other information security incidents in the future.

Our cyber insurance covers first party losses that occur due to a cyber-incident wherein losses include cost of forensics, appointing a crisis consultant and data restoration. The insurance also provides for business interruption losses that the company might have to incur as a result of a system shutdown due to a cyber-incident.  Our insurance may not be adequate to cover all losses in connection with any cybersecurity breach or other incident, and we cannot be certain that our present coverage, or any future coverage we may obtain, will remain available to us on commercially reasonable terms or at all.

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

Our insurance policies cover all loss or damage to property insured and loss due to business interruption following loss or damage to property. This covers our property and assets around the world, including all leased property. We also maintain insurance coverage, for damage caused by disclosure of employee and customer-related personally identifiable confidential information, system failures, errors or unsatisfactory performance of services to our clients in the event of a third party claim citing damages or financial loss.

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

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis, storms and other natural and manmade disasters. In the event that any of our business centers or the telecommunications networks that our business depends on are affected by any such disasters, we may incur costs in redeploying personnel and property, sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all.

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

We currently have 126 development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could have a material adverse effect on revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism or threat of warfare in other parts of the world could cause geo-political instability, which in turn may impact our customers or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

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

Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect our reputation and the prices of our equity shares and ADSs.

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically during fiscal 2018 and included particularly negative, and in some cases, inaccurate posts or comments in the media. Specifically, in fiscal 2018, significant media attention in India was focused on widely publicized comments regarding governance and other matters, anonymous statements made to the Company and the media, Company responses to such comments and statements and opinions regarding certain technology projects being delivered by the Company for the Indian market. Any future negative media coverage in relation to our business, our Board or senior management, regardless of the factual basis for the assertions being made, may adversely impact our reputation. In addition, responding to allegations made in the media can significantly divert the time and attention of our Board and senior management away from our business and disrupt the operation of the Company. The Company may not be able to respond publicly to certain comments in the media due to the obligations it has with its employees, clients or other stakeholders. Any unfavorable publicity may also adversely impact investor confidence and directly or indirectly cause the price of our equity shares and ADSs to decline.

VII.	Risks related to legislation and regulatory compliance

An increase in anti-outsourcing sentiments in certain countries in which we operate, including the United States, United Kingdom, European Union and Australia have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, United Kingdom, European Union, Asia Pacific, Australia and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy and the subject of outsourcing and immigration reform has become a notable topic. Additionally, current legislative proposals before the U.S. Congress envision raising wages and imposing restrictions on new visas for employees of “H-1B dependent” companies such as Infosys. The restrictions imposed by U.S. administrative agencies, described above, and those presently being considered by the U.S. Congress, increase our cost of doing business in the United States and that may discourage customers from seeking our services. Further, such laws could disrupt the supply chain of our talent and impact our onsite costs and profitability thereby affecting our operations and profitability. This could have a material and adverse effect on our business, revenues and operating results.

Similar legislative proposals have already been implemented in Australia, where the Australian government’s agenda of significant reform to the temporary and permanent work visa programs is now complete as of March 18, 2018 with the abolition of the subclass 457 visa and in Singapore. Additionally, the Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of “service provision changes”, which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating results.

In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as domestic job loss and theft and misappropriation of sensitive customer data, particularly involving service providers in India. Current or prospective customers may elect to perform certain services themselves or may be discouraged from utilizing global service delivery providers due to negative perceptions that may be associated with using global service delivery models or firms. Any slowdown or reversal of existing industry trends toward global service delivery would seriously harm our ability to compete effectively with companies that provide the majority of their services from within the country in which our customers operate.

Given that a large number of our employees in the United States, United Kingdom, European Union and other jurisdictions are working on visas, any restrictions on immigration may affect our ability to compete for and provide services to clients in these jurisdictions, which could hamper our growth or cause our revenues to decline and impact profitability.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to engage in work-related activity in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Many of these recent changes are making it more difficult to obtain timely visas and resulting in increased expenses. The governments of these countries may also tighten adjudication standards for labor market tests. For example, in the United States, the current administration has clarified existing regulations to increase scrutiny of H-1B visa renewal applications, and new H-1B visa applications for workers placed on third party worksites and junior IT workers.  These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.

Similar legislative proposals have already been implemented in Australia, where the Australian government’s agenda of significant reform to the temporary and permanent work visa programs is now complete as of March 18, 2018 with the abolition of the subclass 457 visa and in Singapore.

Many countries throughout the European Union continue to implement new regulations to move into compliance with the EU Directive of 2014 to harmonize immigration rules for intracompany transferees in most EU Member States and facilitate the transfer of managers, specialists and graduate trainees both into and within the region. The changes have significant impacts on mobility programs and have led to new notification and documentation-retention requirements for companies sending service providers to EU countries.

Recently, there has been an increase in the number of visa application rejections. This has affected and may continue to affect our ability to obtain timely visas and staff projects. As a result, we may encounter delays or additional costs in managing such projects. Additionally, we may have to apply in advance for visas or could incur additional cost in maintaining such visas and this could result in additional expenses.

Our international expansion strategy and our business, results of operations and financial condition may be materially adversely affected if changes in immigration and work permit laws and regulations or the administration or enforcement of such laws or regulations impair our ability to staff projects with professionals who are not citizens of the country where the work is to be performed.

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

In connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2018, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2018. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance related activities.

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

The intellectual property laws of India do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

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

In addition, litigation initiated by non-practicing entities continues in the software industry. The non-practicing entities are business establishments that hold the patents and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We intend to defend such claims. However, as with most litigation, the outcome is difficult to predict. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

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

The software industry is making increased use of open source software in its development work. We also incorporate open source technology in our products and platforms which may expose us to liability and have a material impact on our product development and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms and security vulnerabilities in open source software may adversely expose our product and result in financial claims against the company. While we take appropriate measures to comply with open source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position, results of business operations, financial condition and relationship with client(s).

Our net income would decrease if the government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones (SEZ). Under the SEZ Act, 2005, SEZ units which begin providing services on or after April 1, 2005 are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $321 million, $295 million and $268 million for fiscal 2018, 2017 and 2016, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2018 was $0.14, fiscal 2017 was $0.13 and fiscal 2016 was $0.12, respectively.

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

For instance, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. Further the Finance Act, 2016 amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commences on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

The Finance Act (“the Act”) 2018 has reduced the corporate tax rate to 25% (plus applicable surcharge and cess) for domestic companies whose total turnover or gross receipts have not exceeded  ₹250 crore in fiscal year 2016-17. The Act also discontinued the Education Cess and Secondary and Higher education cess of 2% and 1% respectively and introduced a new cess by the name Health and Education Cess at the rate of 4%. Accordingly, the statutory tax rate for our company has increased to 34.944% from 34.608%.

With our growth of business in SEZ units, we may have to compute our tax liability under Minimum Alternate Tax (MAT) in future years as the tax liability under normal tax provisions may be lower as compared to MAT tax liability. MAT is computed on book profits.

The Finance Act, 2017 increased the time limit for carry forward of MAT credit from 10 years to 15 years. Although MAT paid by us can be set off against our future tax liability, cash flows for intervening periods could be adversely affected.

In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). The Finance Act, 2015 deferred the implementation of GAAR by two years so as to implement it as part of a comprehensive regime to deal with the Organization for Economic Co-operation and Development’s (OECD)’s Base Erosion and Profit Shifting (BEPS) project of which India is an active participant. Thus, GAAR provisions shall be applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

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

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement exists. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes.

Goods and Services Tax (GST), India’s biggest tax reform, was enacted on July 1, 2017.  GST replaces various indirect taxes levied by the State and Center with a unified tax. The major taxes subsumed into GST are Central Excise, Service tax, Central Sales Tax, Value added tax, Entry tax, Octroi, additional duty of customs, Entertainment Tax and Luxury Tax. Introduction of GST has increased the indirect tax compliance of the group as the concept of centralized registration and payment of taxes no longer exists under GST regime.

The Company has concluded an APA with the US IRS which enhances predictability of the Company’s tax obligations in respect of its U.S. operations. The APA covers financial years from 2011 to 2021.  Any material changes to the critical assumptions underlying the APA may have impact on the US taxes.   Further the current agreement expires in 2021. There is no certainty that the APA will be renewed post 2021. If renewed there is no certainty as to whether it will be on the same terms or on different terms.

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

Attempts to fully address concerns of activist shareholders may divert the time and attention of our management and Board of Directors and may impact the prices of our equity shares and ADSs.

Attempts to respond to activist shareholder queries and concerns in a timely manner and to their full satisfaction may divert the attention of our Board and management and require us to incur significant costs. Such shareholder interactions may also impact our reputation, affect client and investor sentiments and cause volatility in the price of our equity shares and ADSs.

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

Generally, we are required to seek approval from RBI for any acquisition by us of any company organized outside of India, other than in case of permitted investments outside India. The RBI permits acquisitions of companies organized outside of India by an Indian party without approval if inter alia, the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, or if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs. However, any financial commitment exceeding $1 billion or its equivalent in a financial year requires prior approval of the RBI even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

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

VIII.	Risks related to the ADSs

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

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buy back and should have become holders of equity shares on such record date.

There can be no assurance that equity shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.  ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

The Takeover Code may impose conditions that discourage a potential acquirer, which could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders. For example, under the Takeover Code, persons who acquire 5% or more of the shares of a company are required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed.

Additionally, holders of 5% or more of the shares or voting rights of a company who acquire or dispose of shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such transaction their revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if the transaction is a sale which results in the holder’s ownership falling below 5%

If the government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

The Company’s current policy is to payout up to 70% of the free cash flow of the corresponding fiscal year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

The effective rate of DDT which was 20.3576% increased to 20.5553% based on the amendment under the Finance Act 2018 that replaced the existing Education and Secondary and Higher Education cess of 3% with the ‘Health and Education Cess’ of 4%. If the effective rate of DDT increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in over 45 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Our primary geographic markets are North America, Europe, Rest of the World and India which generated 60.4%, 23.7%, 12.7% and 3.2% of our revenues in the fiscal 2018. We serve clients in financial services; manufacturing; energy & utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance and hi-tech.

Our revenues grew from $8,249 million in fiscal 2014 to $10,939 million in fiscal 2018, representing a compound annualized growth rate of 7.3%. Our net income grew from $1,751 million to $2,486 million during the same period, representing a compound annualized growth rate of 9.2%.

Between March 31, 2014 and March 31, 2018, our total employees grew from 160,405 to 204,107, representing a compound annualized growth rate of 6.2%.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, we also listed our ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. We were inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its American Depository Shares (“ADSs”) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol “INFY” and investors can continue to trade their ADSs on the New York Stock Exchange.

Refer Note no. 2.19 ‘Related party transactions’ in Item 18 of this Annual Report for the list of our subsidiaries.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2018, 2017 and 2016, we spent $310 million, $411 million and $413 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2018, we had contractual commitments of $223 million for capital expenditure. These commitments included $184 million in domestic purchases and $39 million in overseas commitments.

Acquisitions/ Investment in subsidiaries and associate

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. We undertook an enterprise valuation by an independent valuer and accordingly the business was transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (₹421 crore) with effect from July 1, 2014 which was settled through the issue of fully paid-up equity shares. The transfer of assets and liabilities between entities under common control was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle® and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We undertook an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of approximately $491 million and approximately $27 million for Finacle® and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company made this investment to form a new company along with Dream Works Animation (DWA). During fiscal 2017, we recorded an impairment loss of $3 million on our investment in DWA Nova LLC. During fiscal 2018, we have written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million. Subsequently, DWA Nova LLC was liquidated effective November 17, 2017.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc., a Delaware Corporation in the United States. Panaya is a provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. U.S, a provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified under “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under other income in the consolidated statement of comprehensive income for the year ended March 31, 2018.

As of March 31, 2018, the fair value of Panaya was assessed at $130 million as against the acquisition cost including a subsequent infusion of $230 million. Based on the progress of the negotiations with prospective buyers subsequent to the Balance Sheet date, the final sale price of Panaya is expected to be lower than the recorded fair value as of March 31, 2018. The fair value of Panaya as of March 31, 2018 has not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 is immaterial. As of the date of this Annual Report on Form 20-F, the Company has not concluded negotiations or reached any agreement in principle including that on the sale price with the prospective buyers.

The disposal group does not constitute a separate major component of the Company and therefore has not been classified as discontinued operations.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, a provider of advanced information management consulting services for oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. During fiscal 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately ₹266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC was liquidated.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was conducted by entering into a share purchase agreement for total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Software and computing technology is transforming businesses in every industry around the world in a profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled-services are fueling the rapid digitization of business processes and information. The digital revolution is cascading across industries, redefining customer expectations, enabling disruptive market offerings and automating core processes. Traditional business models are being disrupted with digital and software based business models. This disruption is characterized by personalized user experiences, innovative products and services, extreme cost performance and a disintermediation of the supply chain. Incumbent companies, to win amidst this disruption, need to reinvent their business from the core to activate strong efficiency and productivity levers, reimagine the end consumer experience and create impact at scale.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant and optimizing the costs of building and running technology systems. As businesses look to new areas and new economics, new and intelligent systems are required to be built with next generation technologies and with exponentially superior cost benefit performance.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

•	Niche technology consulting companies – who take on time bound and limited scope projects for their clients
•	Global technology outsourcing companies – who leverage global talent pools to enable business transformation and systematically optimize the IT operations of clients

•	Business process management firms – who leverage global talent pools to manage outsourced core business processes of their clients
•	Software firms – who provide licensed software that enable the automation of business processes
•	Specialty platform and Software-as-a-Service companies – who provide utility based models for clients to consume software features
•	Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
•	Internal IT departments of the companies themselves – which are usually a cost center for the corporation.

OUR COMPETITIVE STRENGTHS

Over the years, we have invested in building differentiated capabilities such as:

•	Specific industry domain and technology expertise, and in methodologies such as design thinking and agile software development
•

End-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management

•

Intellectual property in software platforms and products such as Infosys Nia®, our flagship Artificial Intelligence platform, the Edge suite of products, Finacle® and McCamish that either amplify our own services or provide differentiated solutions for our clients’ business processes

•

Our Global Delivery Model for large scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and globally

•	Sophisticated service delivery and quality control processes, standards and frameworks
•	Internal research and development teams that identify, develop and deploy new offerings leveraging next generation technologies
•	Ecosystem alliances with enterprise software companies and innovative start-up companies
•	Sales and client engagement teams that have resulted in deep, enduring and expansive relationships with our customers around the world
•	High quality global talent and leadership; and the infrastructure and systems to enable learning and education across the enterprise at scale.

With over three decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with:

a)	Agile Digital at scale: build new enterprise-wide capability that delivers new levels of business performance at one end and customer delight at the other
b)	AI-powered core: a foundation of fully automated processes and systems along with the vital insights to prioritize execution of change
c)	Always-on learning: drive continuous improvement by building and transferring digital skills and expertise along with ideas from a cross-section of industries and innovation ecosystems.

OUR STRATEGY

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as “digitally enabled”. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future, to help them ‘navigate your next’.

We have embraced a four pronged strategy to strengthen our relevance with clients and drive accelerated value creation for them. Towards implementing the strategy, we will:

1.	Scale Agile Digital
2.	Energize the core
3.	Reskill our people
4.	Expand localization

Scale Agile Digital

We will continue to make targeted investments to rapidly accelerate our Agile Digital business. We define “digital” as a set of use cases that drive business outcomes for our clients across five areas:

•	Experience – well-designed systems for digital marketing, omni-channel interaction, personalization and content management that can enhance customer experience
•	Insight – AI-based systems for advanced analytics, leveraging big data
•	Innovate – Engineering new and digital-first products and offerings leveraging concepts such as the Internet of Things and advanced industry Software-as-a-Services platforms
•

Accelerate – the digitization of core systems by migrating to cloud technologies, abstracting APIs, modernizing legacy systems and infrastructure, integrating applications and leveraging Robotic Process Automation (RPA)

•	Assure – implementing advanced cyber-security systems and specialized validation of software systems.

In addition to these, we will also invest in sales and consulting capabilities to engage with clients both in their technology divisions and their business organizations.

We will continue to leverage alliances that complement our core competencies. We will continue to partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients.

We will continue to invest in Research and Development (R&D) to stay abreast of new technologies and to incubate new offerings in areas such as blockchain, AR/VR and speech, vision, video and image intelligence. We will expand the scope of our collaborations to encompass universities, research organizations and the start-up innovation ecosystem.

We will continue to deploy our capital in making selective business acquisitions that augment our Agile Digital expertise, complement our presence in certain market segments.

Energize the core

We will continue to embrace automation and Artificial Intelligence (AI)-based techniques and software automation platforms to boost productivity of our clients’ core processes and systems.

We will continue to leverage these, along with lean processes, Agile development and our Global Delivery Model (GDM) to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We will continue to invest in our flagship RPA platform AssistEdge®, our AI platform, Infosys Nia®, and in core business applications such as Finacle®, McCamish and others to bring differentiated and market-leading features and capabilities to our projects with clients.

Re-skill our people

An exponential adoption of new technologies is leading to a wide digital talent gap. As technology shifts gain rapid acceleration, we will drive talent re-skilling at scale for our own employees and for our clients’ organizations in the new areas of digital services.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help our employees stay abreast of new developments in software technologies, spur innovation and help them build a lifelong career with the Company.

We will continue to invest in advanced, anytime-anywhere learning systems such as our LeX platform and in creating and harnessing up-to-date content from internal and external sources. Further, we are expanding our relationships with universities around the world to curate specific curricula for our employees in areas such as creative design skills, machine learning, autonomous technologies, blockchain etc.

Expand localization

We believe that client proximity lends several benefits while delivering Agile Digital transformations, and we will invest in localizing our workforce in various geographies. We have announced the setting up of four delivery and innovation centers in the US. The first of these is already active in Indianapolis, while three others – in Connecticut, Rhode Island and North Carolina – are well on the way to becoming operational. We are recruiting locally from universities in the US as well as at experience levels. We aim to become an employer of choice from US universities and will set up dedicated leadership and support teams in the US, Europe and Australia. Our strategy to localize will also reduce our dependence on immigration policies.

OUR STRUCTURE

Until March 31, 2018, our go-to-market business units were organized as:

•	Financial Services
•	Life Sciences, Healthcare & Insurance
•	Manufacturing
•	Retail, CPG & Logistics
•	Energy, Utilities, Communications & Services
•	Hi-tech
•	Others including China, Japan, India and Infosys Public Services

During the three months ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequently, our go-to-market business units have been organized as:

•	Financial Services, which includes businesses in Financial Services and Insurance
•	Retail, which includes businesses in Retail, Consumer Packaged Goods and Logistics
•	Communication, which includes businesses in Communication, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences, which includes businesses in Life sciences and Health care
•	Others, which includes India, Japan, China, Infosys Public Services and other businesses in Public Services

Until March 31, 2018, our solutions were categorized as under:

•	Business Consulting
•	Enterprise Solutions
•	Infosys Digital
•	Application Development Capabilities
•	Application Management Capabilities
•	Application Modernization Capabilities
•	Independent Validation Solutions
•	Data and Analytics
•	Engineering Services Capabilities
•	Cloud and Infrastructure Management Capabilities

•	Infosys Center for Emerging Technology Solutions
•	Products & Platforms
o	Finacle®
o	Assist Edge
o	Infosys Nia
o	McCamish
o	Panaya
o	Skava
•	Business Process Management Capabilities

During the three months ended June 30, 2018, our solutions as described above have been primarily classified as digital and core.

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.  They are primarily categorized as under:

o	Experience
o	Insight
o	Innovate
o	Accelerate
o	Assure

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Our Products & Platforms include

o	Finacle®
o	Edge Suite
o	Infosys Nia®
o	Infosys McCamish
o	Panaya®
o	Skava®

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

1) Consulting

Infosys Global Consulting services help global corporations in more than 20 countries develop solutions tailored to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, industry expertise and global reach to enable companies achieve market-leading performance. We use design thinking to drive innovation for our clients while renewing their IT landscapes non-disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new disruptive technologies including Artificial Intelligence (“AI”) and automation, open source software and start-up ideas.

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

2) Enterprise Solutions (SAP, Oracle, EAIS and ECAS)

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

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings to help transform our clients’ businesses and Enterprise Resource Planning (ERP) landscape. Our focus is on Oracle implementations, business transformation services, global rollouts, and application development, support and maintenance offerings. We have deep expertise across Oracle products and platforms, including next-generation offerings in Fusion Apps, Exadata capabilities, and Oracle Cloud offerings in Human Capital Management (HCM) and Customer Relationship Management (CRM). We have developed industry-specific Oracle solutions that our clients have implemented. We have also made significant investments in delivering core Oracle technologies, including the establishment of exclusive joint innovation centers and Centers of Excellence (CoEs) that are used in our client engagements.

Enterprise Application Integration (EAIS)

The EAIS practice helps customers renew their core business and innovate into new business through accelerated digitization in our focus areas - experience, digitization, connected devices, and new business models. At the core of EAIS is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering is around helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology, Service Oriented Architecture (SoA), Business Process Management (BPM), Application Program Interface (API) etc. along with Supply Chain Management (SCM) solutions like Maximo and Microsoft Dynamics based solutions. The focus areas are:

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

•

The SoA & EAI Practice, which offers standardized and centralized integrated solutions to optimize SoA transformation for global enterprises with in-depth and clear-cut SoA Strategy, Architecture and Implementation. With proven capabilities to build industry-related solutions on various technology platforms, this Practice offers competitive and flexible engagement models with seamless delivery using automated integrated platforms. Product offerings include TIBCO, IM, SAG/WEBMETHODS and BIZTALK.

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

Enterprise Cloud Application Solutions (ECAS)

The ECAS Practice has been a Salesforce partner for more than a decade and provides end-to-end consulting, implementation, integration, and support services on customer experience platforms that include Sales Cloud, Service Cloud, Marketing Cloud, App Cloud, Community Cloud, Heroku, Internet of Things (IoT), Wave Analytics, and many AppExchange technologies. As Platinum partners of Salesforce, we have liaisoned with Salesforce and invested heavily in creating Centers of Excellence. We have formed valuable collaborations with other Salesforce ISV partners and have capabilities in Apttus, CloudSense, CloudCraze, ServiceMax, and Financialforce. We have vertical competencies on Health Cloud and Financial Services Cloud and have developed native Salesforce solutions for life sciences, consumer packaged goods (CPG), retail, manufacturing, and high-tech micro-verticals.

Digital Design and Experience Capabilities

Digital technology continues to impact our world through its transformative capability and pervasive impact. Digital is at the top of the agenda for most of our clients, resulting in strong demand for our services. Infosys Digital Design & experience drives end-to-end digital transformation solutions for our clients to meet the rapidly ever-evolving demands of their consumers. Our key offerings include:

Strategy & Consulting: Our multidiscipline, broadly-informed consulting team leverages the connected screen and touch point neutral strategies, and effective plans to reimagine, reshape and retool our clients’ businesses to drive rapid change, better positioning them for growth in a digital world.

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

We continue to invest in research initiatives, experience design labs, the latest testing and automation tools, Digital Academy, User Experience (UX) Labs, and in our mobile centers of excellence along with enhancing the Skava® mobility platform. Our digital alliances, acquisitions and partnerships with leading strategic and innovative players are essential to our clients with end-to-end capabilities across the consulting, creative, technology and operations functions.

Application Development Capabilities

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

Application Management Capabilities

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

Application Modernization Capabilities

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

We help customers achieve all this using systems that can work with the huge data volumes and enable near real-time insights through high-speed data ingestion and processing capabilities. The ‘Infosys Information Platform’ provides such capabilities with a reduced time-to-market, and significantly lowers the cost envelope for driving insights and predictive and prescriptive analytics.

The practice’s service offerings include:

•

DNA Strategy Consulting: define DNA strategy, roadmap and governance, advice on technology, architecture choices and assist our clients build their data, analytics and business intelligence competency centers.

•	Big Data, Architecture and Technology Consulting: define and implement end-to-end enterprise information architecture, and enable clients to move onto the Infosys Information Platform.
•	Data Monetization to discover and realize new insights-led opportunities, unique to the business, to amplify outcomes and also innovate in unexplored directions
•	Data Modernization to build a boundaryless data landscape powered by the cloud to scale data and pervasive analytics to democratize its consumption
•	Data Consulting to shape the strategies, processes, structures and functional blueprints required to industrialize data capabilities and effectively manage change through the evolution
•	Data Operations to codify the complexity of a boundaryless data landscape into agile, easy-to-manage operations driven by extreme automation

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

Engineering Services Capabilities

Our Engineering services capabilities provides cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product conception and creation to sustenance and end-of-life management. This Practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the IoT and Software Defined Networking (SDN).

We have over twenty years’ experience in delivering excellence to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and business process management (BPM). Our offerings include:

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

Cloud and Infrastructure Management Capabilities

Our Cloud and Infrastructure services aim to be the most innovative service provider in the cloud and infrastructure services space. Our offerings are aimed at helping client organizations simplify and evolve their IT infrastructure for a digital future.

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

•

Infosys Automation Suite: Along with Infosys' IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation

AI and Automation Capabilities

AI & Automation are dedicated capabilities at Infosys covering consulting, platform implementation, platform co-creation for client in AI & Automation space like Chatbots, Robotic Process Automation, Machine Learning, Cognitive Services and Analytics. This service line is product agnostic and has competency in products like, Watson, Nia, Azure AI/Cortana, Automation Anywhere, Blue Prism, UIPath, Workfusion etc.

Core Offerings:

•	AI Discovery and Maturity Assessment consulting
•	AI led Transformation services contextualized for Industry segments
•	AI Based Platform implementations
•	AI & Automation CoE - Evangelization, Setup and implementation

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

Our clients are facing a highly connected, competitive and technology-driven business environment. Predicting the next big threat or the next big opportunity is becoming increasingly difficult. Our clients expect us, as their innovation partners, to help differentiate them with proactive technology guidance and innovation. iCETS brings together the Interdisciplinary learning by working with multiple segments and clients and contextualization of emerging technologies. iCETS strives to fulfill these expectations by playing a catalytic role in the technology led innovation and to provide our clients with first mover advantage in emerging technologies.

Business Process Management Capabilities

As part of our strategy, Infosys BPO has been renamed as Infosys BPM. This change in name is a true reflection of the paradigm shift in the nature of services that we offer, and signifies our vision of ‘reimagining business processes’. Through our integrated ‘business domain people + software + empathy = humanware with ignited minds’ approach we continue to co-create business value for our clients, by reshaping stakeholder experience.

Our business process management service offers services to operate, optimize and transform business processes. Infosys BPM enables clients to outsource several critical business processes that relate to specific industry verticals and functional horizontals, including digital business services, customer service, finance and accounting, human resource management, legal process management, supply chain operations, sourcing, procurement, and operational analytics.

Our objective is to meet our client’s business metrics by driving business value through process digitization, data driven decision making, automation, artificial intelligence and vertical platforms, deep domain business expertise and enhanced visualization across the operations value chain. We are constantly working towards shaping ourselves as ‘advisors and practitioner consultants’ for our clients by enhancing the business efficiency, effectiveness and experience

3) Products & Platforms

EdgeVerve Systems Limited, a wholly owned subsidiary of Infosys, develops innovative software products and offers them on premise and on the cloud. Our products help businesses develop deeper connections with stakeholders, power continuous innovation and accelerate growth in the digital world. We power our clients’ growth in rapidly evolving areas like banking, distributive trade, credit servicing, customer service and enterprise buying. Today EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing and telecom. Our solutions are available in two broad categories – Edge suite and Finacle®.

Infosys Edge

Edge suite includes – AssistEdge®, CreditFinanceEdge®, TradeEdge® and ProcureEdge®. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge® is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. CreditFinanceEdge® is an integrated credit servicing and asset management platform that manages multiple credit types and asset classes – from on-boarding to resolution to closure. TradeEdge® helps global companies, reach billions of new consumers and increase revenues while reducing non-productive inventory. ProcureEdge® helps global organizations to continuously discover and realize value across their Source-to-Pay (S2P) cycle through automation.

Finacle®

Finacle® is an industry-leading universal banking solution suite. It addresses core banking, online banking, mobile banking, payments, treasury, origination, liquidity management, Islamic banking, wealth management, analytics and block chain based needs of financial institutions worldwide.

Infosys Nia®

Infosys Nia® is our knowledge-based Artificial Intelligence (AI) platform that applies next-generation AI and machine learning to dramatically improve business and IT processes. The platform collects, aggregates and transforms organizational information; captures know-how across people, processes and legacy systems; and learns from them, using this knowledge-base to amplify human capabilities. Infosys Nia® empowers enterprises to continuously transform systems and processes to meet the challenges of the dynamic business environment.

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

The Infosys Nia® platform also powers specific business applications to solve business problems using the power of AI in different domains like Procurement, Demand fulfilment and Finance applications

McCamish

Infosys McCamish offers products and services in Individual Life Insurance and Annuities, Employer sponsored Benefits and Retirements and Producer Management. In addition to providing the VPAS® Platform in License, and SaaS engagements, Infosys McCamish also provides end to end BPM Policy administration services on the VPAS® Platform which provides BPM and SaaS/BPM hybrid engagement options. The VPAS® platform is a comprehensive software suite that provides rich functional depth for servicing all types of insurance and annuity products across the industry value chain on a single platform.  The fully digital platform includes both Customer (policy holder) and Agent portals and API integration with smart devices and IoT components such as smart video and chat bots.  The digital platform minimizes human touch points and provides robotic process automations with Straight Through Processing built directly into the platform.  Depending on the type of engagement, Infosys McCamish can leverage one or more of its engineering accelerators such as the time-tested McCAP (Conversion Accelerator Platform).

Panaya®

Panaya, an Infosys company, is engaged in ERP change management and cloud-based enterprise software testing. The Panaya CloudQuality™ Suite reduces the risk, time and costs required to deliver changes to ERP applications like SAP® and Oracle® EBS changes. Powered by big data analytics and aggregating since 2008, Panaya CloudQuality™ Suite delivers insights that help organizations determine dependencies, accelerated testing and ensure business continuity. It continues to drive innovation by enabling the continuous delivery of business-driven changes to systems of differentiation.

Skava®

Skava®, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering the most versatile technology platform in the industry. Skava® enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geographic segment are as follows:

Geographical Segments	Fiscal
	2018	2017	2016
North America	60.4%	61.9%	62.7%
Europe	23.7%	22.5%	23.0%
Rest of the World	12.7%	12.4%	11.7%
India	3.2%	3.2%	2.6%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2018	2017	2016
Financial services (FS)	26.4%	27.1%	27.3%
Manufacturing (MFG)	10.9%	11.0%	11.0%
Energy & utilities, Communication and Services (ECS)	23.8%	22.5%	21.7%
Retail, Consumer packaged goods and Logistics (RCL)	15.8%	16.4%	16.4%
Life Sciences, Healthcare and Insurance (HILIFE)	13.1%	12.3%	13.0%
Hi-Tech	7.2%	7.5%	7.9%
All other Segments	2.8%	3.2%	2.7%
Total	100.0%	100.0%	100.0%

For fiscal 2018, 2017 and 2016 our largest client contributed 3.4%, 3.4% and 3.6%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, in 45 countries around the world, that focus on specific industries and geographies. Our blend of geographic reach and industry knowledge allows us to deliver global expertise locally while tailoring it to each client's needs. Our strategy is focused on articulating and demonstrating how we help enterprises navigate their next.

Infosys branding aspires to position Infosys as the next-generation digital services company that helps enterprises steer through the many next of their digital journey. Our brand is built around the premise that our three decades of experience in managing the systems and workings of global enterprises uniquely positions us to be the navigators for our clients. We do it by enabling the enterprise with an AI-powered Core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors arising in new technology areas who are focused on agility, flexibility and innovation.

We typically compete with other technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In the future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology based solutions to business problems and from firm’s incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are:

•	the ability to keep pace with ever-changing technology and how they apply to customer requirements;
•	the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;

•	the ability to articulate and demonstrate long-term value to existing and potential customers;
•	the ability to attract and retain high-quality management, technology professionals, and sales personnel;
•	the ability to effectively integrate global execution capabilities to deliver high quality, seamless, scalable, cost-effective services;
•	a strong and well-recognized brand;
•	a proven track record of performance excellence and customer satisfaction;
•	the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and
•	high ethical and corporate governance standards to ensure honest and professional business practices that protect the reputation of the company and its customers.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2018, we employed 204,107 employees, of which 192,179 are professionals involved in service delivery to clients, including trainees. During fiscal 2018, we added 3,743 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

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

During fiscal 2018, we received 1,540,498 employment applications, interviewed 143,872 applicants and extended offers of employment to 52,943 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2018, we have applied for 747 unique patent applications in India, U.S. and other jurisdictions. We have been granted 402 patents by the United States Patent and Trademark Office, 1 patent by the Luxembourg Patent Office, 9 patents by the Indian Patent Office, 1 patents by the Intellectual Property Office of Singapore and 2 patents by ARIPO. We also have 48 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. However, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the RBI and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of its average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the Company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $50 million was contributed towards corporate social responsibility activities during fiscal 2018.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

The Company has submitted a settlement application on December 5, 2017 with the Securities and Exchange Board of India. The settlement application pertains to matters relating to the severance agreement entered into with Rajiv Bansal, the Company’s former Chief Financial Officer, in October 2015.  Through the settlement process, the Company wants to resolve allegations relating to the Company not seeking prior and separate approval of the Nomination and Remuneration Committee and the Audit Committee in relation to the severance agreement entered into with Rajiv Bansal; and in relation to disclosures pertaining to the said severance agreement, cessation of payments and initiation of arbitration under the severance agreement. The settlement application process is based on an undertaking that the Company will neither admit nor deny the finding of fact or conclusion of law. The Company will provide an update upon the conclusion of the settlement process.

Apart from this, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations, financial condition.

C. ORGANIZATIONAL STRUCTURE

Refer to Note 2.19, Related Party transactions under Item 18 of this Annual Report on Form 20-F for details about our subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.6 million square feet of land and 5.04 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 924,000 square feet in Electronics City which accommodate approximately 10,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2018, 2017, and 2016 was $310 million, $411 million, and $413 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2018 we had contractual commitments for capital expenditure of $223 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

As on March 31, 2018, we have 82 sales offices across the world. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below.

Location	Building	Seating capacity	Ownership	Land	Ownership
	Approx. Sq. ft.			Approx. Sq. ft.
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	3,847,646	23,021	Owned	3,519,233	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	14,694,196	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	3,971	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	502,726	3,530	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,131	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	3,514	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,637,108	20,323	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	10,142	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	3,549,265	18,399	Owned	19,618,277	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,743,636	5,578	Owned	15,156,794	Leased
Mysore (Hebbal Electronic City), Karnataka	11,671,426	15,849	Owned	12,652,487	Owned
Mysore (Hebbal Electronic City), Karnataka	—	—	—	2,047,346	Leased
Pune (Hinjewadi), Maharashtra	589,647	3,771	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,190	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	625,144	5,488	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	1,989,655	7,068	Owned	2,178,009	Leased
Thiruvananthapuram, Pallipuram Village, Kerala	—	—	—	2,171,039	Leased
Jaipur (M-City), Rajasthan	778,245	7,071	Owned	18,19,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	—	—	—	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	—	—	—	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	—	—	—	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	—	—	—	2,178,009	Leased
Sira Taluk, Tumakur District	—	—	—	9,212,758	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	814,549	4,765	Owned	657,403	Leased

(1)	The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. and land over 440,000 sq. ft.

We have opened an innovation hub at Indianapolis, where we have commissioned 35,378 sq. ft area with 300 seats. Additionally, innovation hubs in North Carolina, Rhode Island and Texas are planned for opening in due course.

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

Our research and development expenses for fiscal 2018, 2017 and 2016 were $116 million, $118 million and $108 million, respectively.

TREND INFORMATION

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in over 45 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future, to help them ‘navigate your next’.

We have embraced a four pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1.	Scale Agile Digital
2.	Energize the core
3.	Reskill our people

4.	Expand localization

Our primary geographic markets are North America, Europe, Rest of the World and India. We serve clients in financial services; manufacturing; energy & utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance and hi-tech.

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

Key matters pertaining to subsidiaries and associate

EdgeVerve was created as a wholly owned subsidiary on February 14, 2014 to focus on developing and selling products and platforms. On April 15, 2014, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the Annual General Meeting held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. We undertook an enterprise valuation by an independent valuer and accordingly the business was transferred to the Company’s wholly owned subsidiary for a consideration of $70 million (₹421 crore) with effect from July 1, 2014 which was settled through the issue of fully paid-up equity shares of such subsidiary. The transfer of assets and liabilities between entities under common control was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Further, on April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and EdgeServices. After the requisite approval from the shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. We undertook an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of approximately $491 million and approximately $27 million for Finacle and EdgeServices, respectively. The consideration was settled through issue of 850,000,000 equity shares amounting to approximately $129 million and 254,900,000 non-convertible redeemable debentures amounting to approximately $389 million in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities between entities under common control was accounted for at carrying values and did not have an impact on the consolidated financial statements. During fiscal 2018 and fiscal 2017, EdgeVerve repaid $54 million and $63 million, respectively, by redeeming proportionate number of debentures.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million. During fiscal 2018, Infosys infused a further $5 million in Panaya Inc.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., U.S (Kallidus), a provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of

Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under other income in the consolidated statement of comprehensive income for the year ended March 31, 2018.  On a standalone basis, a reduction in the fair value of assets held for sale amounting to $90 million has been recognized for the year ended March 31, 2018 in respect of investment in Panaya.

As of March 31, 2018, the fair value of Panaya was assessed at $130 million as against the acquisition cost including a subsequent infusion of $230 million. Based on the progress of the negotiations with prospective buyers subsequent to the Balance Sheet date, the final sale price of Panaya is expected to be lower than the recorded fair value as of March 31, 2018. The fair value of Panaya as of March 31, 2018 has not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 is immaterial. As of the date of this Annual Report on Form 20-F, the Company has not concluded negotiations or reached any agreement in principle including that on the sale price with the prospective buyers.

The disposal group does not constitute a separate major component of the Company and therefore has not been classified as discontinued operations.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a provider of advanced information management consulting services for oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The retention bonus is treated as a post‑acquisition employee remuneration expense as per IFRS 3 (Revised). During fiscal 2016 the entire contingent consideration was reversed in the statement of comprehensive income.

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately ₹266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

On January 23, 2015, a wholly owned subsidiary, Infosys Nova Holdings LLC, was incorporated. During fiscal 2015, the Company acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company made this investment to form a new company along with Dream Works Animation (DWA). During fiscal 2017, we recorded an impairment loss of $3 million on our investment in DWA Nova LLC. During fiscal 2018, we have written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million. Subsequently, DWA Nova LLC was liquidated effective November 17, 2017.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of  up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. Refer to Note 2.9 in Item 18 of this Annual Report for further details.

Corporate actions

1. Share buyback

In line with the capital allocation policy, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the said proposal of Buyback of equity Shares through the postal ballot that concluded on October 7, 2017.  The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Indian Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

2. Dividend

The following table sets forth for the dividend policy, and dividend per share declared for fiscal 2018, 2017 and 2016:

Dividend policy	Fiscal 2018		Fiscal 2017		Fiscal 2016
	in ₹	in $	in ₹	in $	in ₹	in $

-Interim dividend	13.00	0.20	11.00	0.17	10.00	0.15
-Final dividend	20.50(1)	0.31(4)	14.75	0.23	14.25	0.22
-Special dividend	10.00(1)	0.15(4)	—	—	—	—
	43.50	0.66	25.75	0.40	24.25	0.37

Pay out ratio (interim and final dividend)		69.8%(3)		49.6%(2)		49.7%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 13, 2018, subsequently approved by the shareholders at the Annual General Meeting of the Company held on June 23, 2018.
(2)	Our dividend policy was to pay up to 50% of consolidated post-tax profits.
(3)

Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

(4)	Converted at USD/INR exchange rate at 65.18

3. Bonus shares

We allotted 574,236,166 and 1,148,472,332 fully paid up equity shares of face value ₹5/- each, respectively during fiscal 2015 and fiscal 2016, pursuant to a bonus share issue approved by the shareholders through postal ballot.

For both these bonuses share issues, we allotted bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Board, in its meeting held on July 13, 2018, considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the bonus issue to celebrate the Company’s 25th year of being publicly listed in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the authorized share capital will be increased, subject to the approval of shareholders. Appropriate adjustments for the issue of bonus shares / stock dividend as mentioned above to Restricted Stock Units (RSUs) and Employee Stock Options (ESOPs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, shall be made.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital allocation policy

The Board, in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

i. The Board has decided to retain the current policy of returning upto 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

ii. In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of up to ₹13,000 crore ($2 billion) to be paid to shareholders in the following manner:

a) A special dividend of ₹10 per share ($0.15 per ADR) resulting in a payout of approximately ₹2,600 crore (approximately $400 million) in June 2018

b) Identified an amount of up to approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares. Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 10,801,956 and 11,289,514 shares, as of March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 100,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants made under the 2015 plan during fiscal 2018, 2017 and 2016 under the 2015 Plan:

Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016

RSU
Salil Parekh, Chief Executive Officer and Managing Director (CEO and MD) - Refer Note 1 below	113,024	—	—
U.B. Pravin Rao, Chief Operating Officer and Whole-time Director (COO and WTD)	27,250	—	—
Dr.Vishal Sikka*	270,224	120,700	124,061
Other Key Managerial Personnel (KMP)**	271,100	246,250	—
Employees other than KMP	1,599,010	2,507,740	—
	2,280,608	2,874,690	124,061
ESOP
U.B. Pravin Rao, COO and WTD	43,000	—	—
Dr. Vishal Sikka*	330,525	—	—
Other KMP**	44,450	502,550	—
Employees other than KMP	73,600	703,300	—
	491,575	1,205,850	—

Incentive units- cash settled
Other employees	50,040	112,210	—
	50,040	112,210	—

Total grants	2,822,223	4,192,750	124,061

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited
**	Refer note 2.19 Related party transactions under Item 18 of this Annual report in Form 20-F for details on resignation of certain KMPs

Notes:

1. Refer to note 2.16 Employees’ Stock Option Plans under Item 18 of this Annual report on Form 20F for details of stock incentives granted to Salil Parekh under the 2015 plan.

In addition to the above, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

These RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the year ended March 31, 2018, March 31, 2017 and March 31, 2016, the Company recorded an employee stock compensation expense of $13 million, $17 million and $1 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to CEO, COO, other KMP and other employees.

For additional information of the Company’s stock incentive compensation plans, refer to Note 2.16 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

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

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

•	Financial assets carried at amortized cost
•	Financial assets fair valued through other comprehensive income
•	Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated and the cumulative impact of $5 million has been recorded in other comprehensive income for the year ended March 31, 2017.

Cybersecurity

Our business and operations are subject to cybersecurity and other information security risks that could have a material effect on our results of operations, liquidity, and financial condition.  For discussion of these risks, please see section entitled ‘Risk Factors’ in this Annual Report on Form 20-F.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2014 to fiscal 2018:

	(Dollars in millions except per share and employee data)
	Fiscal 2018	Fiscal 2014	Compounded annual growth rate
Revenues	10,939	8,249	7.3%
Net profit	2,486	1,751	9.2%
Earnings per equity share (Basic)	1.10	0.77*	9.3%
Earnings per equity share (Diluted)	1.10	0.77*	9.3%
Number of employees at the end of the fiscal year	204,107	160,405	6.2%

*	Adjusted for bonus issue

Note: During the three months ended December 31, 2017, the Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the Company has reversed income tax expense provision of $225 million.

Our revenue growth was attributable to a number of factors, including an increase in the volume as well as an expansion in the solutions that we provide to our clients. We added 283 new customers (gross) during fiscal 2018 as compared to 321 new customers (gross) during fiscal 2017 and 325 new customers (gross) during fiscal 2016. For fiscal 2018, 2017 and 2016, 98.5%, 97.3% and 97.1%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Revenues	100.0%	100.0%	100.0%
Cost of sales	64.0%	63.1%	62.6%
Gross margin	36.0%	36.9%	37.4%
Operating expenses:
Selling and marketing expenses	5.0%	5.2%	5.5%
Administrative expenses	6.7%	6.9%	6.9%
Total operating expenses	11.7%	12.2%	12.4%
Operating margin	24.3%	24.7%	25.0%
Other income, net	4.5%	4.5%	5.0%
Share in net profit/(loss) of associate, including impairment	(0.1)%	—	—
Profit before income taxes	28.7%	29.1%	30.0%
Income tax expense	6.0%	8.2%	8.4%
Net margin	22.7%	21.0%	21.6%

During the three months ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, businesses in Insurance which were previously considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and businesses in Communication, Telecom OEM and Media which were previously considered under the Energy & Utilities, Communication and Services business segment are now considered as a separate business segment.

Pursuant to the above changes, reportable segments for the Group starting Fiscal 2019 will be as follows:

•	Financial Services, which includes businesses in Financial Services and Insurance
•	Retail, which includes businesses in Retail, Consumer Packaged Goods and Logistics
•	Communication, which includes businesses in Communication, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences, which includes businesses in Life sciences and Health care
•	Others, which includes India, Japan. China, Infosys Public Services and other businesses in Public Services

Results for Fiscal 2018 compared to Fiscal 2017

Revenues

Our revenues are generated principally from services provided either on a time-and-materials or a fixed-price, fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

Effective fiscal 2018, the Company defined “digital revenue”- (refer section ‘Our Strategy’ under Item 4 of this Annual report for further details).  Digital revenue during fiscal 2018 amounted to $2,791 million (25.5% of the total revenues).

The following table sets forth the growth in our revenues in fiscal 2018 from fiscal 2017:

	(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Revenues	10,939	10,208	731	7.2%

The increase in revenues was primarily attributable to an increase in volumes in most of our segments.

The following table sets forth our revenues by business segments for fiscal 2018 and fiscal 2017:

Business Segments	Percentage of Revenues
	Fiscal 2018	Fiscal 2017
Financial Services (FS)	26.4%	27.1%
Manufacturing (MFG)	10.9%	11.0%
Energy & utilities, Communication and Services (ECS)	23.8%	22.5%
Retail, Consumer packaged goods and Logistics (RCL)	15.8%	16.4%
Life Sciences, Healthcare and Insurance (HILIFE)	13.1%	12.3%
Hi-Tech	7.2%	7.5%
All other Segments	2.8%	3.2%

There were significant currency movements during fiscal 2018 as compared to fiscal 2017. The U.S. dollar depreciated by 2.3% against the United Kingdom Pound Sterling, 8.3% against the Euro and by 4.0% against the Australian Dollar.

Constant currency (Non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2018 is $10,939 million. As against this, our revenues in constant currency terms for fiscal 2018 would have been $10,789 million, resulting in a growth of 5.8% as against a reported growth of 7.2%. in comparison to fiscal 2017.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2018 and fiscal 2017 (see Note 2.20.1, Business Segments under Item 18 of this Annual Report on Form 20-F for additional information):

	Business segment profit %
Business Segments	Fiscal 2018	Fiscal 2017
Financial services (FS)	27.9%	28.1%
Manufacturing (MFG)	23.6%	24.6%
Energy & utilities, Communication and Services (ECS)	27.1%	28.7%
Retail, Consumer packaged goods and Logistics (RCL)	29.3%	29.0%
Life Sciences, Healthcare and Insurance (HILIFE)	27.7%	27.4%
Hi-Tech	24.2%	24.9%
All other Segments	19.3%	13.2%

Overall segment profitability has marginally declined primarily on account of:

•	Adverse currency impact of rupee appreciation, compensation increases and higher variable payouts
•

Partially offset by cross currency benefit, improved operational parameters like higher utilization, benefits on account of automation, lower onsite mix and optimization of general and administration costs

MFG profitability has decreased on account of certain infrastructure management services deals with higher third party components, and impairment loss on receivables. ECS profitability has decreased mainly on account of higher third party cost to meet specific project requirements.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2018 and fiscal 2017:

	Percentage of revenues
	Fiscal 2018	Fiscal 2017
Onsite revenue	55.4%	56.8%
Offshore revenue	44.6%	43.2%

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

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2018 and fiscal 2017:

	Fiscal 2018	Fiscal 2017
Onsite effort	29.3%	29.8%
Offshore effort	70.7%	70.2%

Revenues from services represented 97.1% and 96.9% of total revenues for fiscal 2018 and fiscal 2017, respectively. We also generate revenue from software application products, including banking software. Sales of our software products represented 2.9% and 3.1% of our total revenues for fiscal 2018 and fiscal 2017, respectively.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of services revenues for fiscal 2018 and fiscal 2017:

	Percentage of total services revenues
	Fiscal 2018	Fiscal 2017
Fixed-price, fixed-timeframe contracts	50.5%	48.0%
Time-and-materials contracts	49.5%	52.0%

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization for IT services as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of technology professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause lower utilization. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our training course for new employees.

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2018	Fiscal 2017
Including trainees	81.2%	77.6%
Excluding trainees	84.6%	81.7%

During fiscal 2018, as a result of cost optimization initiative taken by us and our increased focus on improving operational parameters our utilization, excluding trainees improved by 2.9% and utilization including trainees increased by 3.6%.

The following table sets forth our revenues by geographic segments for fiscal 2018 and fiscal 2017:

Geographic Segments	Percentage of revenues
	Fiscal 2018	Fiscal 2017
North America	60.4%	61.9%
Europe	23.7%	22.5%
Rest of the World	12.7%	12.4%
India	3.2%	3.2%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2018 and fiscal 2017 (see Note 2.20.2, Geographic Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

	Geographic segment profit %
Geographic Segments	Fiscal 2018	Fiscal 2017
North America	25.5%	25.9%
Europe	26.4%	27.0%
Rest of the World	31.7%	32.2%
India	40.2%	33.8%

Overall segment profitability has marginally declined primarily on account of:

•	Adverse currency impact of rupee appreciation, compensation increases and higher variable payouts
•

Partially offset by cross currency benefit, improved operational parameters like higher utilization, benefits on account of automation, lower onsite mix and optimization of general and administration costs

During fiscal 2018, the total billed person-months for our IT services professionals grew by 6.0% compared to fiscal 2017. The onsite and offshore billed person-months for our IT services professionals grew by 4.1% and 6.9%, respectively during fiscal 2018. During fiscal 2018, there was a 4.1% increase in offshore revenue realization, and a

0.7% increase in the onsite revenue realization of our IT services professionals when compared to fiscal 2017. On a blended basis, the revenue realization increased by 1.5% during fiscal 2018 when compared to fiscal 2017. Revenue realization is defined as revenue per billed person month.

Cost of sales

The following table sets forth our cost of sales for fiscal 2018 and fiscal 2017:

			(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Cost of sales	7,001	6,446	555	8.6%
As a percentage of revenue	64.0%	63.1%

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Employee benefit costs	5,379	4,987	392
Depreciation and amortization	289	254	35
Travelling costs	225	246	(21)
Cost of technical sub-contractors	666	571	95
Cost of Software packages for own use	136	118	18
Third party items bought for service delivery to clients	152	120	32
Operating lease payments	50	46	4
Consultancy and professional charges	8	4	4
Communication costs	35	39	(4)
Provision for post-sales client support	22	12	10
Repairs and maintenance	46	46	—
Other expenses*	(7)	3	(10)
Total cost of sales	7,001	6,446	555

*	includes write-back of accruals no longer required

The increase in cost of sales during fiscal 2018 from fiscal 2017 was primarily due to increase in employee cost, cost of technical subcontractors and cost of third party items bought for service delivery to clients, partially offset by reduction in travel cost.

The increase in employee cost during fiscal 2018 from fiscal 2017 is on account of increased compensation in last 12 months, promotions and increase in the number of employees as well as higher variable payouts partially offset by higher utilization and improved onsite mix.

The cost of technical sub-contractors as a percentage of revenue has increase on account of deployment of efforts to meet the requirement of niche skillsets primarily required in certain onsite projects.

The increase in third party items bought for service delivery to clients has been primarily in infrastructure management services deals.

Gross profit

The following table sets forth our gross profit for fiscal 2018 and fiscal 2017:

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Gross profit	3,938	3,762	176
As a percentage of revenue	36.0%	36.9%

The gross margins for fiscal 2018, were impacted by rupee appreciation, increase in compensation higher variable pay, increase in cost of technical sub-contractors to meet the niche skill sets required in certain onsite projects, which was partially offset by benefits from cross currency movements, higher utilization, lower onsite mix, reduced travel cost and other cost optimization initiatives.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2018 and fiscal 2017:

			(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Selling and marketing expenses	552	535	17	3.2%
As a percentage of revenue	5.0%	5.2%

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Employee benefit costs	425	405	20
Travelling costs	48	52	(4)
Branding and marketing	47	51	(4)
Operating lease payments	12	10	2
Consultancy and professional charges	10	7	3
Communication costs	3	3	—
Other expenses	7	7	—
Total selling and marketing expenses	552	535	17

Selling and marketing cost as a percentage of revenue has marginally declined by 0.2%.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2018 and fiscal 2017:

			(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Administrative expenses	727	707	20	2.8%
As a percentage of revenue	6.7%	6.9%

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Employee benefit costs	230	220	10
Consultancy and professional charges	144	103	41
Repairs and maintenance	127	145	(18)
Power and fuel	32	34	(2)
Communication costs	38	40	(2)
Travelling costs	37	35	2
Rates and taxes	25	22	3
Operating lease payments	20	17	3
Insurance charges	9	8	1
Impairment loss recognised/(reversed) on financial assets	11	21	(10)
Commission to non-whole time directors	1	2	(1)
Contribution towards Corporate Social Responsibility (CSR)	24	34	(10)
Other expenses	29	26	3
Total administrative expenses	727	707	20

The administrative expenses as a percentage of revenue has marginally reduced by 0.2% for fiscal 2018 as compared to fiscal 2017. The increase in consultancy and professional charges was partially offset by reduction in repairs cost and reduction in impairment losses recognized on financial assets. The decrease in impairment losses on financial assets is due to specific provisions made for certain customers in the previous fiscal year. The decrease in repairs and maintenance cost was primarily on account of cost optimization initiatives taken by the Company. The increase in consultancy and professional charges is due to appointment of professional agencies for legal matters, recruitment cost relating to hiring in US, fees for strategic initiatives, including buyback. The employee benefit costs as a percentage of revenue has remained constant in fiscal 2018 and fiscal 2017.

Operating profit

The following table sets forth our operating profit for fiscal 2018 and fiscal 2017:

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Operating profit	2,659	2,520	139
As a percentage of revenue	24.3%	24.7%

The decrease in operating profit as a percentage of revenue for fiscal 2018 from fiscal 2017 was attributable to a decrease of 0.9% in gross profit as a percentage of revenue during the same period partially offset by a decrease in selling and marketing expenses and administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for fiscal 2018 and fiscal 2017:

			(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Other income, net	495	459	36	7.8%

Other income for fiscal 2018 primarily includes income from investments of $406 million, foreign exchange gain of $36 million on translation of other assets and liabilities, foreign exchange gain of less than $1 million on forward and option contracts, and interest on tax refunds of $41 million.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under ‘other income’ in the consolidated statement of comprehensive income for the year ended March 31, 2018.

As of March 31, 2018, the fair value of Panaya was assessed at $130 million as against the acquisition cost including a subsequent infusion of $230 million. Based on the progress of the negotiations with prospective buyers subsequent to the Balance Sheet date, the final sale price of Panaya is expected to be lower than the recorded fair value as of March 31, 2018. The fair value of Panaya as of March 31, 2018 has not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 is immaterial. As of the date of this Annual report on Form 20-F, the Company has not concluded negotiations or reached any agreement in principle including that on the sale price with the prospective buyers.

The disposal group does not constitute a separate major component of the Company and therefore has not been classified as discontinued operations.

Other income for fiscal 2017 primarily includes income from investments of $402 million and a foreign exchange gain of $89 million on forward and option contracts and a foreign exchange loss of $54 million on translation of other assets and liabilities.

Functional currency presentation currency and foreign exchange

The functional currency of Infosys, Infosys BPM (formerly Infosys BPO), controlled trusts, EdgeVerve and Skava Systems Pvt. Ltd. is the Indian rupee. The functional currencies for all of the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

We generally collect our earnings denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to obtain, and have obtained, approval from an authorized dealer, on behalf of the RBI, to maintain a foreign currency account in overseas countries. Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

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

The following table sets forth the currencies in which our revenues for fiscal 2018 and fiscal 2017 were denominated:

Currency	Percentage of Revenues
	Fiscal 2018	Fiscal 2017
U.S. dollar	67.7%	69.6%
United Kingdom Pound Sterling	5.3%	5.8%
Euro	11.3%	9.6%
Australian dollar	7.8%	7.3%
Others	7.9%	7.7%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2018 and fiscal 2017:

	Fiscal 2018(₹)	Fiscal 2017(₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	64.46	67.11	3.9%
United Kingdom Pound Sterling	85.99	87.41	1.6%
Euro	75.84	73.40	(3.3)%
Australian dollar	49.96	50.46	1.0%

	Fiscal 2018(₹)	Fiscal 2017(₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	64.85	66.26
United Kingdom Pound Sterling	80.90	95.47
Euro	69.29	75.40
Australian dollar	49.58	50.98
Exchange rate at the end of the period: (b)
U.S. dollar	65.18	64.85
United Kingdom Pound Sterling	92.28	80.90
Euro	80.81	69.29
Australian dollar	50.05	49.58
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(0.5)%	2.1%
United Kingdom Pound Sterling	(14.1)%	15.3%
Euro	(16.6)%	8.1%
Australian dollar	(0.9)%	2.7%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2018 and fiscal 2017:

	Fiscal 2018 ($)	Fiscal 2017 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.33	1.30	(2.3)%
Euro	1.18	1.09	(8.3)%
Australian dollar	0.78	0.75	(4.0)%

	Fiscal 2018 ($)	Fiscal 2017 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.25	1.44
Euro	1.07	1.14
Australian dollars	0.76	0.77
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.42	1.25
Euro	1.24	1.07
Australian dollar	0.77	0.76
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	(13.6)%	13.2%
Euro	(15.9)%	6.1%
Australian dollar	(1.3)%	1.3%

For each of the fiscal 2018 and fiscal 2017, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.50%. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Cost Structure - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a foreign exchange gain of less than $1 million and $89 million for fiscal 2018 and fiscal 2017, respectively, on account of foreign exchange forward and option contracts and foreign exchange gain of $36 million and foreign exchange loss of $54 million on translation of other assets and liabilities for fiscal 2018 and fiscal 2017, respectively.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.20.2 of Item 18 of this Annual Report on Form 20-F are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $321 million and $295 million for fiscal 2018 and 2017, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2018 was $0.14 and for fiscal 2017 was $0.13. See Note 2.17, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2018 and fiscal 2017:

			(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change	Percentage Change
Income tax expense	657	834	(177)	(21.2)%
Effective tax rate	20.9%	28.0%

Our effective tax rate for the fiscal 2018 and fiscal 2017 has reduced to 20.9% in fiscal 2018 from 28.0% in fiscal 2017. Effective tax rate is generally influenced by various factors including tax reversals, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units and other tax deductions. The decrease in effective tax rate for fiscal 2018 to 20.9% from 28.0% in fiscal 2017 was mainly due to reversal of income tax expense on account of Advance Pricing Agreement (“APA”) concluded with the US Internal Revenue Service ("IRS"), decrease in taxes on account of changes in US federal tax reforms, increase in other tax reversals (net), partially offset by increase in tax expense on account of dividend distribution tax pertaining to subsidiary as explained below.

During the three months ended December 31, 2017, the Company has concluded an APA for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. The Company expects the APA to enhance the predictability of the Company’s tax obligation in respect of its US operations. In accordance with the APA, the Company has reversed income tax expense provision of $225 million. This comprises of reduction in current tax expense of $253 million, offset by a reversal of $21 million on account of deferred tax assets pertaining to the temporary differences which are no longer required and an increase in deferred tax liability of $7 million pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA.

Consequently, profit for fiscal 2018 has increased which has led to an increase in the basic earnings per share by $0.09 per share for the year ended March 31, 2018. In line with the APA, the Company has to pay an amount of approximately $233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $138 million till date. The balance amounts are expected to be paid over the next few quarters.

Additionally, income tax expense for fiscal 2018 and fiscal 2017 includes reversal (net of provisions) of $45 million and $23 million.

For fiscal 2018, the tax reversals comprise of reversal of provisions of $45 million made in earlier periods which is partially offset by an additional tax provision of less than $1 million pertaining to prior periods. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions

For fiscal 2017, the tax reversals comprise of reversal of provisions of $53 million made in earlier periods which is partially offset by an additional tax provision of $30 million pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. The additional provision pertaining to prior periods is primarily due to audits and assessments in certain jurisdictions.

(See Note 2.17, Income Taxes, under Item 18 of this Annual Report on Form 20-F for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

The “Tax Cuts and Jobs Act (H.R.1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During fiscal 2018, the US tax reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹3,041 crore ($467 million).

Subsequent to the Balance Sheet date, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2018.

Amount paid to statutory authorities against the above claims amounted to ₹6,540 crore ($1,003 million).

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

As at March 31, 2017, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹6,378 crore ($984 million).

Amount paid to statutory authorities against this amounted to ₹4,682 crore ($722 million)

During fiscal 2018, the Company received $130 million as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during fiscal 2018.

Refer Note 2.17 in Item 18 of this Annual Report for disclosures on income tax claims against the Company not acknowledged as debts.

Net profit

The following table sets forth our net profit for fiscal 2018 and fiscal 2017:

		(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Change
Net profit	2,486	2,140	346
As a percentage of revenues	22.7%	21.0%

The increase in net profit as a percentage of revenues for fiscal 2018 as compared to fiscal 2017 was primarily attributable to a reduction of 21.2% in tax expenses and increase in other income of 7.8%, partially offset by a decrease in operating profit as a percentage of revenue.

During the three months ended December 31, 2017, the Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the Company has reversed income tax expense provision of $225 million.

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

Constant currency (Non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. During fiscal 2017 in comparison to fiscal 2016, our revenues in constant currency terms for fiscal 2017 would have been $10,291 million as against our reported revenues of $10,208 million, resulting in a growth of 8.3% as against a reported growth of 7.4%.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2017 and fiscal 2016 (see Note 2.20.1, Business Segments under Item 18 of this Annual Report on Form 20-F for additional information):

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

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2017 and fiscal 2016:

	Percentage of revenues
	Fiscal 2017	Fiscal 2016
Onsite revenue	56.8%	56.3%
Offshore revenue	43.2%	43.7%

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

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2017 and fiscal 2016:

	Fiscal 2017	Fiscal 2016
Onsite effort	29.8%	29.4%
Offshore effort	70.2%	70.6%

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2017	Fiscal 2016
Including trainees	77.6%	75.0%
Excluding trainees	81.7%	80.6%

The following table sets forth our revenues by geographic segments for fiscal 2017 and fiscal 2016:

Geographic Segments	Percentage of revenues
	Fiscal 2017	Fiscal 2016
North America	61.9%	62.7%
Europe	22.5%	23.0%
Rest of the World	12.4%	11.7%
India	3.2%	2.6%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for fiscal 2017 and fiscal 2016 (see Note 2.20.2, Geographic Segments, under Item 18 of this Annual Report on Form 20-F for additional information):

	Geographic segment profit %
Geographic Segments	Fiscal 2017	Fiscal 2016
North America	25.9%	26.2%
Europe	27.0%	27.1%
Rest of the World	32.2%	32.3%
India	33.8%	35.1%

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

Cost of sales

The following table sets forth our cost of sales for fiscal 2017 and fiscal 2016:

			(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Cost of sales	6,446	5,950	496	8.3%
As a percentage of revenue	63.1%	62.6%

		(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change
Employee benefit costs	4,987	4,627	360
Deferred purchase price pertaining to acquisition (Refer to note 2.9 of Item 18)	—	23	(23)
Depreciation and amortization	254	222	32
Travelling costs	246	250	(4)
Cost of technical sub-contractors	571	537	34
Cost of Software packages for own use	118	111	7
Third party items bought for service delivery to clients	120	81	39
Operating lease payments	46	37	9
Consultancy and professional charges	4	3	1
Communication costs	39	27	12
Provision for post-sales client support	12	1	11
Repairs and maintenance	46	28	18
Other expenses	3	3	—
Total cost of sales	6,446	5,950	496

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

Gross profit

The following table sets forth our gross profit for fiscal 2017 and fiscal 2016:

		(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change
Gross profit	3,762	3,551	211
As a percentage of revenue	36.9%	37.4%

The decrease in gross profit as a percentage of revenue during fiscal 2017 from fiscal 2016 was attributable to an increase in cost of sales as a percentage of revenue during the same period as explained above.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2017 and fiscal 2016:

			(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Selling and marketing expenses	535	522	13	2.5%
As a percentage of revenue	5.2%	5.5%

		(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change
Employee benefit costs	405	403	2
Travelling costs	52	54	(2)
Branding and marketing	51	44	7
Operating lease payments	10	7	3
Consultancy and professional charges	7	7	—
Communication costs	3	3	—
Other expenses	7	4	3
Total selling and marketing expenses	535	522	13

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

The administrative expenses as a percentage of revenue have remained constant for fiscal 2017 and fiscal 2016. However, increase in repairs and maintenance, operating lease payments, impairment losses recognized on financial assets were partially offset by a decrease in consultancy and professional charges and travelling cost. The increase in impairment losses on financial assets is due to specific provisions made for certain customers. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The increase in operating lease payments was on account of additional space taken on lease. The employee benefit costs as a percentage of revenue has remained constant in fiscal 2017 and fiscal 2016.

Operating profit

The following table sets forth our operating profit for fiscal 2017 and fiscal 2016:

		(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change
Operating profit	2,520	2,375	145
As a percentage of revenue	24.7%	25.0%

The decrease in operating profit as a percentage of revenue for fiscal 2017 from fiscal 2016 was attributable to a decrease of 0.5% in gross profit as a percentage of revenue during the same period partially offset by a decrease in selling and marketing expenses

The benefit of rupee depreciation was significantly offset by the impact due to cross currency movement.

Other income

The following table sets forth our other income for fiscal 2017 and fiscal 2016:

			(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change	Percentage Change
Other income, net	459	476	(17)	(3.6)%

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

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava Systems Pvt. Ltd. is the Indian rupee. The functional currencies for all of the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’s performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

We generally collect our earnings denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to obtain, and have obtained, approval from an authorized dealer, on behalf of the RBI, to maintain a foreign currency account in overseas countries. Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

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

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2017 and fiscal 2016:

	Fiscal 2017(₹ )	Fiscal 2016(₹ )	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	67.11	65.69	(2.2)%
United Kingdom Pound Sterling	87.41	98.88	11.6%
Euro	73.40	72.51	(1.2)%
Australian dollar	50.46	48.27	(4.5)%

	Fiscal 2017(₹ )	Fiscal 2016(₹ )
Exchange rate at the beginning of the period: (a)
U.S. dollar	66.26	62.50
United Kingdom Pound Sterling	95.47	92.47
Euro	75.40	67.19
Australian dollar	50.98	47.54
Exchange rate at the end of the period: (b)
U.S. dollar	64.85	66.26
United Kingdom Pound Sterling	80.90	95.47
Euro	69.29	75.40
Australian dollar	49.58	50.98
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	2.1%	(6.0)%
United Kingdom Pound Sterling	15.3%	(3.2)%
Euro	8.1%	(12.2)%
Australian dollar	2.7%	(7.2)%

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

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.20.2 of Item 18 of this Annual Report on Form 20-F are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $295 million and $268 million for fiscal 2017 and 2016, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2017 was $0.13 and for fiscal 2016 was $0.12. The basic and diluted weighted average number of equity shares have been adjusted for bonus issue, wherever applicable (See Note 2.13, Equity, under Item 18 of this Annual Report on Form 20-F for additional information). See Note 2.17, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

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

For fiscal 2016, the tax reversals comprise of reversal of provisions of $51 million made in earlier periods which is partially offset by an additional tax provision of $4 million pertaining to prior periods. The reversal of the provision is primarily due to completion of audits in certain jurisdictions. (See Note 2.17, Income Taxes, under Item 18 of this Annual report on Form 20-F for a reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes).

Refer Note 2.17 in Item 18 of this Annual Report for disclosures on income tax claims against the Company not acknowledged as debts.

Net profit

The following table sets forth our net profit for fiscal 2017 and fiscal 2016:

		(Dollars in millions)
	Fiscal 2017	Fiscal 2016	Change
Net profit	2,140	2,052	88
As a percentage of revenues	21.0%	21.6%

The decrease in net profit as a percentage of revenues for fiscal 2017 as compared to fiscal 2016 was primarily attributable to a 0.3% decrease in operating profit as a percentage of revenue and decrease in other income.

Sensitivity analysis for significant defined benefit plans for Fiscal 2018 over Fiscal 2017

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2018 and March 31, 2017:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Benefit obligation at the end	184	172
Fair Value of plan assets at the end	187	184
Funded Status	3	12
Prepaid gratuity benefit	7	12
Accrued gratuity	(4)	—

See Note 2.12.1, Gratuity, under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

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

As of March 31, 2018, 2017 and 2016, we had $5,243 million, $6,121 million and $5,804 million in working capital (working capital defined as current assets minus current liabilities, excluding assets held for sale and liabilities directly associated with assets held for sale), respectively. The working capital as of March 31, 2018 includes $3,041 million in cash and cash equivalents and $982 million in current investments. The working capital as of March 31, 2017 includes $3,489 million in cash and cash equivalents and $1,538 million in current investments. The working capital as of March 31, 2016 includes $4,935 million in cash and cash equivalents, $11 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $82 million, $88 million and $74 million as of March 31, 2018, 2017 and 2016, respectively. These restrictions are primarily on account of balances held in unpaid dividend bank accounts, bank balances held as margin money deposit against bank guarantees and cash balances held by irrevocable trusts controlled by us. Our investments comprising of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures), certificates of deposit and commercial papers. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

The following table sets forth our cash flows for fiscal 2018, 2017 and 2016:

	(Dollars in millions)
	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net cash provided by operating activities	2,257	2,099	1,862
Net cash (used) in investing activities	482	(2,547)	(474)
Net cash (used) in financing activities	(3,197)	(1,032)	(1,059)

Net cash provided by operating activities:

Our cash flows are robust and our operating cash flows have increased to $2,257 million in fiscal 2018 from $2,099 million in fiscal 2017.

In fiscal 2018, cash inflows from operating activities increased mainly on account of increase in net operating profits, improved working capital management and also on account of improved Days’ sales outstanding.

Trade receivables as a percentage of last 12 months’ revenues were 18.4%, 18.6% and 18.0% as of March 31, 2018, 2017 and 2016, respectively. Day’s sales outstanding on the basis of last 12 months’ revenues were 67 days, 68 days and 66 days as of March 31, 2018, 2017 and 2016, respectively.

In fiscal 2018, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $46 million, $56 million and $46 million relating to fiscal 2012, fiscal 2014 and fiscal 2015, respectively. Further in fiscal 2018, refunds received from tax authorities in India was $36 million, $63 million and $82 million relating to fiscal 2007, fiscal 2008 and fiscal 2009 respectively. The above refunds include interest on income tax refunds received was $41 million.

In fiscal 2017, income tax paid under protest, consequent to demand from tax authorities in India was $36 million and $10 million relating to fiscal 2012 and fiscal 2013, respectively.

These demands were towards denial of certain tax benefits. We have filed an appeal with the Appellate Authorities (see note 2.17, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

In line with the APA, the Company has to pay an amount of approximately $233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $138 million till date and the balance is expected to be paid over the next few quarters.

Based on the assumptions as of March 31, 2018, we expect to contribute $20 million to gratuity trusts during fiscal 2019 (see note 2.12.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2018, 2017 and 2016 was $4 million, Nil and $117 million, respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2018, 2017 and 2016 was $310 million, $411 million and $413 million, respectively for our software Development Centers. During fiscal 2018, 2017 and 2016, we invested $10,721 million, $9,888 million and $3,722 million, in marketable securities. Further, we redeemed marketable securities of $11,474 million, $7,760 million and $3,800 million of during fiscal 2018, 2017 and 2016. During fiscal 2018 we have redeemed certain investments to fund our business operations and buyback. Marketable securities include liquid mutual funds, fixed maturity plans securities, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $8 million, $14 million and $15 million during fiscal 2018, 2017 and 2016, respectively. Further, redemption of such investments during fiscal 2018 was $5 million. During fiscal 2018, 2017 and 2016, we invested $20 million, $25 million and $22 million, in deposits placed with corporation.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. During fiscal 2018 and fiscal 2017, we recorded an impairment loss on associate of $11 million and $3 million, respectively. Subsequently in November 2017, DWA Nova LLC was liquidated.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc. U.S (Kallidus), a provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $91 million and a contingent consideration of up to $20 million.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified under “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under ‘other income’ in the consolidated statement of comprehensive income for the year ended March 31, 2018.

On a standalone basis, a reduction in the fair value of assets held for sale amounting to $90 million has been recognized for the year ended March 31, 2018 in respect of investment in Panaya.

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC, (Noah), a provider of advanced information management consulting services for oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date the next three years, subject to their continuous employment with the group at each anniversary. During fiscal 2018, the entire contingent consideration was reversed in the statement of comprehensive income.

We have an innovation fund with an outlay of $500 million to support the creation of a global ecosystem of strategic partners. Out of the total outlay, $53 million has been invested as of March 31, 2018 and we have an uncalled capital commitment of $12 million. The carrying value of such investments as on March 31, 2018 was $31 million on account of write-down of investment in DWA Nova amounting to $11 million and on account of changes in fair value.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

We provide personal loans and salary advances to employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 10%. Loans and advances aggregating $43 million, $47 million and $50 million were outstanding as of March 31, 2018, 2017 and 2016, respectively.

The timing of recovery of employee loans and advances outstanding as of March 31, 2018 are as detailed below:

(Dollars in millions)
12 months ending March 31,	Repayment
2019	37
2020	6
43

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2018 includes $2,042 million towards share buyback of shares including transaction costs and $1,156 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2017 and fiscal 2016 was $1,032 million and $1,059 million towards dividend payments including corporate dividend tax. Subsequent to the year ended March 31, 2018, based on the approval from the shareholders, the company has paid out $1,164 million comprising of the final dividend and special dividend including dividend distribution tax thereon.

Share buyback

In line with the capital allocation policy, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the said proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017.  The buyback offer comprised a purchase of 113,043,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its shares.

Capital allocation policy

The Board, in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

i. The Board has decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

ii. In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of up to ₹13,000 crores ($2 billion) to be paid to shareholders in the following manner:

a) A special dividend of ₹10 per share ($0.15 per ADR) resulting in a payout of approximately ₹2,600 crore (approximately $400 million) in June 2018

b) Identified an amount of up to approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any. Further announcements in this regard will be made, as appropriate, in due course.

Dividends

The following table sets forth the dividend policy, and dividend per share declared for fiscal 2018, 2017 and 2016:

Dividend policy	Fiscal 2018		Fiscal 2017		Fiscal 2016
	in ₹	in $	in ₹	in $	in ₹	in $

-Interim dividend	13.00	0.20	11.00	0.17	10.00	0.15
-Final dividend	20.50(1)	0.31(4)	14.75	0.23	14.25	0.22
-Special dividend	10.00(1)	0.15(4)	—	—	—	—
	43.50	0.66	25.75	0.40	24.25	0.37

Pay out ratio (interim and final dividend)		69.8%(3)		49.6%(2)		49.7%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 13, 2018, subsequently approved by the shareholders at the Annual General Meeting of the Company held on June 23, 2018.
(2)	Our dividend policy was to pay up to 50% of consolidated post-tax profits.
(3)

Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout ratio includes Dividend Distribution Tax (DDT)

(4)	Converted at USD/INR exchange rate at 65.18

The following table shows the cash outflow in the form of dividend payments including dividend distribution tax:

		(Dollars in millions)
Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
Cash outflow *
-Final dividend for fiscal 2017	630	—	—
-Interim dividend for fiscal 2018	526	—	—
-Final dividend for fiscal 2016	—	579	—
-Interim dividend for fiscal 2017	—	453	—
-Final dividend for fiscal 2015	—	—	636
-Interim dividend for fiscal 2016	—	—	423
*	excludes dividend paid on treasury shares

Bonus issue

The Board, in its meeting held on July 13, 2018, considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the bonus issue to celebrate the Company’s 25th year of being publicly listed in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the authorized share capital will be increased, subject to the approval of shareholders. Appropriate adjustments for the issue of bonus shares / stock dividend as mentioned above to Restricted Stock Units (RSUs) and Employee Stock Options (ESOPs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, shall be made.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Contractual commitments

As of March 31, 2018, we had contractual commitments for capital expenditure of $223 million, as compared to $177 million and $224 million of contractual commitments as of March 31, 2017 and 2016, respectively. These commitments include $184 million in commitments for domestic purchases as of March 31, 2018, as compared to $132 million and $181 million as of March 31, 2017 and 2016, respectively, and $39 million in overseas commitments to support our operations generally as of March 31, 2018, as compared to $45 million and $43 million as of March 31, 2017 and 2016, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2018 to be majorly completed in a year.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2018 and March 31, 2017.

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2018 and March 31, 2017.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2018 and March 31, 2017.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2018 and March 31, 2017.

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

Components of Market Risk

(1)

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2018, 2017 and 2016, U.S. dollar denominated revenues represented 67.7%, 69.6% and 69.9% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.3%, 5.8% and 6.6% of total revenues, revenues denominated in the Euro represented 11.3%, 9.6% and 9.3% of total revenues while revenues denominated in the Australian dollar represented 7.8%, 7.3% and 6.9% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank.

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

			(in millions)
Particulars	As at
	March 31, 2018	March 31, 2017	March 31, 2016
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	—	130	—
In Euro	—	95	—
In United Kingdom Pound Sterling	—	40	—

Options contracts
In Australian dollars	60	—	—
In Euro	100	40	—
In United Kingdom Pound Sterling	20	—	—

Other derivatives
Forward contracts
In Australian dollars	5	35	55
In Canadian dollars	20	—	—
In Euro	91	114	100
In Japanese Yen	550	—	—
In New Zealand dollars	16	—	—
In Norwegian Krone	40	—	—
In Singapore dollars	5	5	—
In South African Rand	25	—	—
In Swedish Krona	50	50	—
In Swiss Franc	21	10	25
In U.S. Dollars	623	526	510
In United Kingdom Pound Sterling	51	75	65

Options contracts
In Australian dollars	20	—	—
In Canadian dollars	—	13	—
In Euro	45	25	—
In Swiss Franc	5	—	—
In U.S. Dollars	320	195	125
In United Kingdom Pound Sterling	25	30	—

The forward and option contracts typically mature within 12 months, must be settled on the day of maturity and may be cancelled subject to the receipt or payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

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

On completion of evaluation of the effect of adoption of IFRS 15, we have decided to use the cumulative catch-up transition method and accordingly comparatives for the year ending or ended March 31, 2018 and March 31, 2017 will not be retrospectively adjusted. During the three months ended June 30, 2018, the Company adopted IFRS 15 and the effect on adoption of IFRS 15 is insignificant on the financial statements.  Additionally, we also assessed the effect on adoption using the full retrospective method of transition, the effect of which is also insignificant.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board (IASB), issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are currently evaluating the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration:

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted.

We have adopted IFRIC 22 prospectively on April 1, 2018. The effect on account of adoption of IFRIC 22 on the financial statements is insignificant.

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23, Uncertainty over Income Tax Treatments, which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. We are currently evaluating the effect of IFRIC 23 on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement- On 7 February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•

to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. We are currently evaluating the effect of this amendment on the consolidated financial statements and the impact is not expected to be material.

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

Estimates and judgments

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates and judgments could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates and judgments are made as and when we become aware of changes in circumstances surrounding the estimates and judgements. Changes in estimates and judgments are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

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

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Refer to Note 2.17 under Item 18 of this Annual Report on Form 20-F

c. Business combinations and Intangible assets

Our business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts. Refer to Note 2.8 and 2.9 of Item 18 of this Annual Report on Form 20-F.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to note 2.7 under Item 18 of this Annual Report on Form 20-F.

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

We use market related information and estimates to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Refer to Note 2.8 under Item 18 of this Annual Report on Form 20-F.

f. Disposal groups held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs. In estimating the fair value, material events and developments including progress on negotiations subsequent to Balance Sheet date, have been considered. Refer to Note 2.9 under Item 18 of this Annual Report on Form 20-F.

Revenue Recognition

We derive our revenues primarily from software development and related services and the licensing of software products. Arrangements with customers for software development and related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenues while billings in excess of costs and earnings have been classified as unearned revenues. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

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

In arrangements for software development and related services and maintenance services, we have applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, we have measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2018.

	(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	417	70	123	90	134
Purchase obligations	505	342	155	8	—
Post-retirement benefits obligations	304	27	56	64	157

We have various operating leases, mainly for office buildings, that are renewable on a periodic basis. A majority of our operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented premises.

Purchase obligation means an agreement to purchase goods or services that are enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include capital commitments.

Additionally, as of March 31, 2018, we have uncalled capital commitments of $12 million towards investments made out of innovation fund, which shall be paid as and when the capital call is made by the investee.

Post-retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Unrecognized tax benefits amounting to $478 million relate to liability towards uncertain tax positions taken in major tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable and accordingly has not been disclosed in the above table.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2018, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani (1)	62	Non-executive, Non-Independent director and Chairman of the Board
Salil Parekh(2)	53	Chief Executive Officer and Managing Director
U. B. Pravin Rao(3)	56	Chief Operating Officer and Whole-time Director
Kiran Mazumdar-Shaw(4)	65	Lead Independent Director
Roopa Kudva	54	Independent Director
Dr. Punita Kumar-Sinha	55	Independent Director
D. N. Prahlad	62	Independent Director
D. Sundaram(5)	65	Independent Director
Ravi Venkatesan(6)	55	Independent Director
M. D. Ranganath	56	Chief Financial Officer
Ravi Kumar S.	47	President and Deputy Chief Operating Officer
Mohit Joshi	43	President
Krishnamurthy Shankar	55	Executive Vice President and Group Head, Human Resources Department
Inderpreet Sawhney(7)	53	Group General Counsel and Chief Compliance Officer

(1)	Appointed as Non-executive Non-Independent Director and Chairman of the Board effective August 24, 2017. Appointment approved by shareholders vide postal ballot concluded on October 7, 2017.
(2)	Appointed as Chief Executive Officer and Managing Director (CEO and MD) effective January 2, 2018. Appointment approved by shareholders vide postal ballot concluded on February 20, 2018.
(3)

Appointed as Interim Chief Executive Officer and Managing Director on August 18, 2017. Appointment approved by shareholders vide postal ballot concluded on October 7, 2017. Subsequently, on January 2, 2018 re-designated as Chief Operating Officer (COO) and Whole-time Director. Re-designation approved by shareholders vide postal ballot concluded on February 20, 2018.

(4)	Appointed as Lead Independent Director effective April 13, 2018.
(5)	Appointed as Independent director effective July 14, 2017. Appointment approved by shareholders vide postal ballot concluded on October 7, 2017.
(6)	Appointed as Co-Chairman of the Board effective April 13, 2017; resigned as Co-Chairman of the Board effective August 24, 2017 and resigned as member of the Board effective May 11, 2018.
(7)	Appointed as Group General Counsel and Chief Compliance Officer effective July 3, 2017 and designated as Executive Officer and Key Managerial Personnel effective July 14, 2017.

Effective July 13, 2018, Michael Nelson Gibbs was appointed as an Independent Director for a period of three years. Mr. Gibbs’ appointment shall be subject to the approval of shareholders.

The following are the details of membership and chairmanship in Board committees as of March 31, 2018:

Name	Board	AC	RSC	NRC	SRC	CSR	FAI
Nandan M. Nilekani	Chair
Salil Parekh	●
U.B. Pravin Rao	●					●
Kiran Mazumdar- Shaw	●		●	Chair		Chair	●
Ravi Venkatesan	●	●	●	●	Chair
Roopa Kudva	●	●			●	●	●
Dr. Punita Kumar-Sinha	●	●			●	●	Chair
D. N. Prahlad	●		Chair	●			●
D. Sundaram	●	Chair	●	●
Total no. of members	9	4	4	4	3	4	4

Note: 1) Upon the resignation of Ravi Venkatesan, Independent Director effective May 11, 2018, he ceased to be the Chairman of SRC, and a member of the Audit, Risk & Strategy and Nomination & Remuneration Committees.  Further, the SRC was reconstituted on May 21, 2018 with Roopa Kudva as the Chairperson and Dr. Punita Kumar- Sinha and D.N. Prahlad as members of the Committee.

Effective July 13, 2018, Michael Nelson Gibbs was appointed as an Independent Director and inducted as member of Risk and Strategy Committee.  Mr. Gibbs’ appointment shall be subject to the approval of shareholders.

Chair- Chairperson;

●Member of the Committee;

AC-Audit Committee;

RSC-Risk and Strategy Committee;

NRC -Nomination and Remuneration Committee;

SRC-Stakeholders Relationship Committee;

CSR-Corporate Social Responsibility Committee;

FAI: Finance and Investment Committee.

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive, non-executive and independent directors to maintain its independence, and separate its functions of governance and management. The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of the board should be independent directors. As of March 31, 2018, our Board was comprised of nine members, consisting of a Non-Executive and a Non-Independent Chairman, two executive directors, and six independent directors constituting 67% of the Board’s strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations and as defined by Rule (303A.02) of the Listed Company Manual of the New York Stock Exchange. Three out of nine members are women, making up 33% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

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

The age limit for a Managing Director / Executive Director is 60 years, while the age limit for an independent / non- executive director is 70 years. A director’s term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholders’ approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

Based on the disclosures received from all the independent directors and also in the opinion of the Board, the independent directors fulfill the conditions specified in Companies Act, 2013, NYSE listing manual and Listing Regulations and are independent of the Management.

Membership term

The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. The current law in India mandates that two-third of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

Profiles of Directors and Executive Officers

Nandan M. Nilekani is the Non-executive, Non-independent Director and Chairman of the Board. He re-joined the Board on August 24, 2017. He is one of the co-founders of Infosys, and was the CEO & MD of the Company between March 2002 to April 2007 and the Co-Chairman of the Company till 2009. In 2009, he left Infosys to assume charge of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister, and re-joined the Company in 2017 as the non-executive Chairman of the Board. Mr. Nilekani is the Co-founder and Chairman of EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. Fortune magazine named him ‘Asia’s Businessman of the Year’ for 2003. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. In the same year, he was named ‘Businessman of the Year’ by Forbes Asia. TIME magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from EY. CNBC TV18 conferred on him the India Business leader award for outstanding contribution to the Indian Economy in 2017. He also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017.  Mr. Nilekani received his Bachelor’s degree from Indian Institute of Technology Bombay. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations.

Salil Parekh is the Chief Executive Officer and Managing Director (CEO & MD) of Infosys. He was inducted on January 2, 2018 as CEO & MD. He sets and evolves the strategic direction for the Company and its portfolio of offerings, while leading the team to drive its execution. Mr. Parekh has nearly three decades of global experience in the IT services industry, driving digital transformation for enterprises, executing business turnarounds and managing successful acquisitions. Most recently, Mr.  Parekh was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America Executive Council. He was the architect of the North America growth and turnaround strategy, and was instrumental in setting up their offshoring capabilities. In his earlier role as Partner at Ernst & Young, he was widely credited for bringing scale and value to the Indian operations of the consultancy firm. Mr. Parekh holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from Indian Institute of Technology, Bombay.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is the member of Corporate Social Responsibility Committee of the Board. As the Chief Operating Officer, Mr. Rao has overall strategic and operational responsibility for the entire portfolio of the Company’s offerings. Mr. Rao oversees the key functions of global delivery and business enablement. He has over 30 years of industry experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.  Mr. Rao holds a degree in Electrical Engineering from Bangalore University, India. He is a member of the National Council of the Confederation of Indian Industry (CII) and the Executive Council of NASSCOM. He is also a member of the Executive Council of the World Business Council for Sustainable Development (WBCSD).

Ravi Venkatesan resigned as an Independent Director of Infosys effective May 11, 2018. He has served as one of our directors since April 2011. He was the Chairperson of our Stakeholders Relationship Committee and a member of the Risk and Strategy Committee, Audit Committee, and Nomination and Remuneration Committee of the Board.  Mr. Venkatesan is the Non-Executive Chairman of the Bank of Baroda and was previously the Chairman of Microsoft India.  Mr. Venkatesan is also a trustee of Rockefeller Foundation and Founder Director of Social Venture Partners India. He is the author of Conquering the Chaos: Win in India, Win Everywhere.  Mr. Venkatesan received a Bachelor of Technology in Mechanical Engineering from the Indian Institute of Technology Bombay, a Master of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard University, where he was a Baker Scholar. He was voted one of India's best management thinkers by Thinkers50.

Kiran Mazumdar-Shaw is the Lead Independent Director of Infosys. She has served as one of our directors since January 2014. She is the Chairperson and Managing Director of Biocon Limited, a biotechnology company based in Bengaluru, India. She is the Chairperson of our Nomination and Remuneration Committee, and Corporate Social Responsibility Committee. She is also a member of our Risk and Strategy Committee. Ms. Mazumdar-Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. The Economic Times placed her as one of India Inc.’s top 10 most powerful women CEOs for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for the Indian Industry and Biocon. Ms. Mazumdar-Shaw received a graduate honors degree in Zoology from Bangalore University in 1973 and qualified as a Master Brewer from University of Ballarat, Australia. Ms. Mazumdar-Shaw has also received many honorary doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Dr. Punita Kumar-Sinha is an Independent Director of Infosys. She has served as one of the directors on our Board since January 2016. She is the member of the Audit Committee, Corporate Social Responsibility Committee and Stakeholders Relationship Committee. Dr. Kumar-Sinha has focused on investment management and financial markets during her 28-year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. She is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Kumar-Sinha is also a Senior Advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and Chief Investment Officer of Blackstone Asia Advisors. She was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, she led the business and managed teams in the US, India, and Hong Kong. Prior to joining Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank. She has been frequently featured in the media. She has been a speaker at several forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination. She has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in Chemical Engineering with distinction from the Indian Institute of Technology

Delhi. She has an MBA and is also a CFA Charter holder. Dr. Kumar-Sinha is a member of the CFA Institute and the Council on Foreign Relations. She is a Charter Member and was a Board Member of TiE Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award by IIT Delhi.

Roopa Kudva is an Independent Director of Infosys. She has served as a director on our Board since February 2015. Ms. Kudva is Partner of Omidyar Network and Managing Director of Omidyar Network India Advisors. Omidyar Network is a US-based philanthropic investment firm. Previously, she was the Managing Director and Chief Executive Officer of CRISIL, a global analytical company providing ratings, research, and risk and policy advisory services. She is the member of the Audit Committee, Corporate Social Responsibility Committee and Stakeholder Relationship Committee. She has regularly featured in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. She is the recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today’s ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year Award 2013-14’. She is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the RBI. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions. She holds a postgraduate diploma in management from the Indian Institute of Management Ahmedabad and also received the Distinguished Alumnus Award from her alma mater.

D.N. Prahlad is an Independent Director of Infosys. He has served as a director on our Board since October 2016. He is the Chairperson of the Risk and Strategy Committee and a member of the Nomination and Remuneration Committee.  Mr. Prahlad is the founder and CEO of Surya Software Systems Private Limited, Bengaluru, India. Surya focuses on products for financial risk management of financial institutions in general and banks in particular.  Mr. Prahlad is the Chairman of Edgeverve Systems Limited and an Independent Director in Infosys BPM Limited. He is also the Non-Executive Director in SolCen Technologies Private Limited.  Mr. Prahlad is on the advisory board of Computer Science and Automation Department of the Indian Institute of Science, Bengaluru. He served as an adjunct faculty at the Indian Institute of Information Technology, Bengaluru in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company with leading-edge nanotechnology in diagnostic measurements related to diabetes. Mr. Prahlad is a B.Sc. with honors in mathematics from Bengaluru University and a B.E. (Electrical technology and Electronics) from the Indian Institute of Science, Bengaluru. Prior to founding Surya, Mr. Prahlad played a key role in the rapid growth of Infosys, being associated with the Company in its formative years. He brings with him a high level of experience of working with multiple Fortune 50 clients, creation of new services, products and strategies.

D. Sundaram is an Independent Director of Infosys from July 2017. He is the Chairman of the Audit Committee, member of the Nomination and Remuneration Committee, and also of Risk and Strategy Committee of the Board.   Mr. Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Mr. Sundaram joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 99 to March 08 and as the Vice Chairman and CFO from April 08 to July 09.   He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008).  Mr. Sundaram is currently the Vice Chairman and Managing Director of TVS Capital Funds Ltd in managing a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Mr. Sundaram is a post-graduate in Management Studies (MMS) from Chennai, Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the boards of SBI General Insurance, GSK Pharma India and Crompton Greaves Consumer Limited.

Michael Gibbs is an Independent Director of Infosys from July 2018. He is the member of Risk and Strategy Committee of the Board.  He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide.  As CIO, Mr. Gibbs led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in Cyber Security and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud.  Mr. Gibbs served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Currently, Mr. Gibbs does occasional business consulting and speaking. He has chaired several church and mission’s boards and currently serves as Vice-Chair of “A Child’s Hope – Haiti” serving the orphans of Haiti.  Mr. Gibbs graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015 he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe.

M.D. Ranganath is the Chief Financial Officer of the Company. He has over 27 years of experience in information technology and financial services industries. He has held several leadership positions during a tenure of over 17 years with Infosys. As Chief Financial Officer, he oversees key functions across the group, including, corporate finance, taxation, treasury, M&A, risk management and investor relations. He has played a key role in strategy execution and in transformation journey of Infosys. From 2008 to 2013, he was the Chief Risk Officer and worked with the Board’s Risk Management and Audit committees and deployed enterprise risk management framework to enable the Board’s overview of risk management. Subsequently, led the cost optimization initiative of the Company as part of the Chairman’s Office, aimed at enhancing fiscal discipline and improving operating margin and cash flow. From 1991 to 1999, he worked with ICICI Limited, where he held leadership responsibilities in Treasury, Planning and Credit functions. Ranganath has delivered lectures in various international forums on finance and risk management. He was the recipient of Best CFO Award - Technology/IT services by Institutional Investors, in 2017 and 2018. He was included in the CFO 100 roll of honour, 2018 under investor relations category, by CFO forum. Ranganath has a post graduate diploma in management (PGDM) from the Indian Institute of Management, Ahmedabad, a Master's degree in Technology from the Indian Institute of Technology, Madras and a Bachelor’s degree in Engineering from the University of Mysore. He is an Associate Member of CPA, Australia.

Ravi Kumar S. is a President and the Deputy Chief Operating Officer at Infosys. In this role, he leads the Infosys global delivery organization across all global industry segments. In addition, Mr. Kumar leads the U.S. talent model for Infosys to drive the creation of new Innovation and Technology Hubs by collaborating with clients, local state governments and academic ecosystems. He oversees Infosys Business Process Management (BPM) and is the Chairman of the Board of Infosys BPM Ltd. He also oversees operations for Infosys Public Services, and the Infosys arms in Latin America, Japan and China. He is the Chairman of the Board of Infosys China and is also on the Board of Infosys Public Services, Infosys Consulting and McCamish Systems LLC (an Infosys BPM company). He is the Chairman of Infosys Foundation, USA. Mr. Kumar’s responsibilities include managing the alliances organization and the partner ecosystems at Infosys. He is a trustee of the Infosys Foundation, USA.  He has over 20 years of experience in the consulting space, incubating new practice lines, driving large transformational programs, and evangelizing new business models across industry segments. He has played diverse roles across organizations within the CRM space for Oracle Corporation, building a next-generation CRM practice at Cambridge Technology Partners. He has also worked on process and technology transformation for the unbundling of Indian State Electricity Boards at PricewaterhouseCoopers.  Mr. Kumar started his career as a nuclear scientist at the Bhabha Atomic Research Center. He is a part of several steering committee boards of large transformational initiatives for global clients. He is a member of the Young Presidents Organization (YPO) Manhattan Chapter; Honorary Founding Board Member of the Technology Advisory Board at MIT Forum; Advisory Board of the Global Supply Chain Center at Marshall Business School, University of Southern California; NASSCOM IT Services Council and many other industry forums. Mr. Kumar has a Master’s degree in Business Administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the Company. He is Head of Banking, Financial Services & Insurance (BFSI), and Healthcare and Life Sciences at Infosys and is also responsible for firm-wide sales operations and reporting processes, including large deal pursuits and top account growth.  Mr. Joshi has over 19 years of professional experience working across the US, India, Mexico, and Europe. His area of expertise lies in the intersection of financial services and technology.  Mr. Joshi was also selected as a Young Global Leader (YGL) by the World Economic Forum, Davos earlier this year. He joined Infosys in 2000 and has since worked in different capacities. In his previous role, he was responsible for leading the Financial Services practice in Europe. In 2007, Mr. Joshi was appointed CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. He has previously worked in India with ABN AMRO and ANZ Grindlays in their corporate and investment banks.  Mr. Joshi holds a Master of Business Administration degree from the Faculty of Management Studies, Delhi University and a Bachelor’s degree in History from St. Stephen’s College, Delhi.

Krishnamurthy Shankar is the Group Head of Human Resource (HR) Development at Infosys. In this role, he is responsible for envisioning the roadmap for HR and driving the talent and organization strategy. Mr. Shankar leads multiple teams across various HR functions with the goal of providing employees with the best experience, both in terms of their career development and the work environment. He is also focused on developing our leadership pipeline for the future. He has over 30 years of experience and has led HR functions in organizations like Bharti Airtel, Philips, Hindustan Unilever and Unilever. In his wide ranging experience in these organizations, he has facilitated organization-wide transformation and capability development, along with leading the transformation of HR into a strategic partner. Mr. Shankar holds a postgraduate diploma in HR from XLRI, Jamshedpur, and has received an executive certificate in Strategy and Organization from the Stanford Graduate School of Business.

Inderpreet Sawhney is the Group General Counsel & the Chief Compliance Officer of Infosys. In this role, she leads the legal and compliance function of the Company. She is a strategic business partner supporting the business in legal and regulatory matters. She is also responsible for directing the development and execution of the compliance and ethics program of the Company. Ms. Sawhney is a seasoned international professional with over 25 years of experience, including as a General Counsel of a large IT Service company, and as Managing Partner of a mid-sized law firm in Silicon Valley where her mandate included counsel on complex international transactions. She also serves on the National Advisory Council of SABANA (South Asian Bar Association of North America). Her past leadership positions include President, SABANA, Board Member of Pratham Bay Area, Foundation for Excellence, and Indus Women Leaders.  In recognition for her work, Ms. Sawhney has been awarded the 2006 Minority Bar Coalition Unity Award, 2010 Outstanding Mentorship Award – SABA Northern California, 2010 NASABA (North American South Asian Bar Association) Cornerstone Award and the 2013 NASABA Corporate Counsel Achievement Award. She was an Honoree at the 2017 Transformative Leadership Awards, which honor the success of General Counsel who have demonstrated commitment to advancing women in Law.  She is a frequent speaker at conferences globally. Ms. Sawhney has a Bachelor’s degree in Arts and a Bachelor’s degree in Law from Delhi University and a Master’s degree in Law from Queen's University, Kingston, Canada.

COMPENSATION

In order to adapt to the changing business context and the highly competitive environment that we operate in, our Executive Compensation philosophy has evolved to reward long term sustainable performance. Our Executive Compensation Policy moves away from a predominantly cash-based compensation structure to a Total Rewards structure where a significant portion of the rewards is in the form of stock incentives. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

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

The executive directors of the Company are entitled to an annual/half yearly variable pay including stock incentives, which is subject to the achievement of certain periodic milestones by the Company, as determined by the Board. The Board reserves the authority to set such milestones on a GAAP or non-GAAP basis.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

In fiscal 2018, we paid independent directors an aggregate of $1,336,041. Independent directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board apart from remuneration approved by shareholders.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

(A)	The table below describes the compensation for our Non- Executive and Independent Directors, for fiscal 2018.

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw(6)	153,672
Ravi Venkatesan(2)	219,015
Roopa Kudva	149,399
Dr. Punita Kumar-Sinha	203,685
D. N. Prahlad	145,014
D. Sundaram(3)	107,044
R. Seshasayee(4)	129,377
Prof. Jeffrey S. Lehman(5)	137,308
Prof. John W. Etchemendy(5)	91,527

(1)

Appointed as Non-executive, Non-Independent Director and Chairman of the Board effective August 24, 2017.  Appointment approved by shareholders vide postal ballot concluded on October 7, 2017. Mr. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(2)	Appointed as Co-Chairman of the Board with effect from April 13, 2017. Resigned as Co-Chairman of the Board effective August 24, 2017 and resigned as Independent Director effective May 11, 2018.
(3)	Appointed as Independent director effective July 14, 2017. Appointment approved by shareholders vide Postal ballot concluded on October 7, 2017.
(4)	Resigned as Chairman and Independent Director effective August 24, 2017.
(5)	Resigned as Independent Director effective August 24, 2017.
(6)	Appointed as Lead Independent Director effective April 13, 2018

(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2018.

Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs & ESOPs granted ($)	Number of RSUs granted	Number of ESOPs granted
Salil Parekh (1)	218,276	382,490	14,554	2,000,000(2)	113,024(2)	—
U. B. Pravin Rao (3)	655,977	592,208	28,956	—(4)	—(4)	—(4)
Dr. Vishal Sikka (5)	715,806	205,572	28,579	—	—	—
M. D. Ranganath	567,434	524,066	36,656	1,000,000(6)	66,850(6)	—
Ravi Kumar S	625,000	513,372	29,907	1,000,000 (6)	66,850(6)	—
Mohit Joshi	681,855	522,977	156,274	1,000,000 (6)	66,850(6)	—
Sandeep Dadlani(7)	223,944	(19,726)	3,199	—	—	—
Rajesh K Murthy(8)	474,479	431,982	316,616	—	—	—
Krishnamurthy Shankar	313,408	270,506	23,726	184,541(6)	12,400(6)	—
Inderpreet Sawhney(9)(10)	416,345	307,975	26,428	950,000(9)	58,150(9)	44,450(9)
Gopi Krishnan Radhakrishnan(11)	20,691	1,677	1,868	—	—	—

The performance bonuses include accruals for the second half of the year. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(1)

Appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018. (Refer to Material contracts under Item 10 of this Annual Report)

(2)	Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh is eligible to receive the following, under the 2015 Plan,
a)

an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.50 million) which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date

b)

a one-time grant of RSUs of fair value ₹9.75 crore (approximately $1.50 million) which will vest over time in two equal annual installments upon completion of each year of service from the grant date and

c)

annual grant of performance based RSUs of fair value ₹13 crore (approximately $2 million) which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration Committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

In addition to the above, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

(3)

Appointed as Interim CEO and MD on August 18, 2017. Appointment approved by shareholders vide Postal ballot concluded on October 7, 2017. Subsequently, on January 2, 2018 re-designated as COO and Whole-time Director. Re-designation approved by shareholders vide Postal ballot concluded on February 20, 2018. The compensation remains unchanged on the appointment and re-designation.

(4)	The number and value of RSUs and ESOPs included in the table above, does not include the grant of 27,250 RSUs and 43,000 ESOPs made on May 2, 2017 as they pertain to fiscal 2017

(5)

Resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive vice chairman effective August 24, 2017. Consequently, the unvested outstanding RSU’s and ESOP’s have been forfeited

(6)

The Nomination and Remuneration Committee recommended granting of RSUs under the 2015 Plan to the executive officers for fiscal 2018. The grants have been made with an effective date of February 27, 2018. These RSUs and ESOPs would vest over a period of four years

(7)	Resigned effective July 14, 2017 and the unvested RSUs and ESOPs granted to him were forfeited
(8)	Resigned effective January 31, 2018 and the unvested RSUs and ESOPs granted to him were forfeited
(9)

Appointed as Group General Counsel and Chief Compliance officer effective July 3, 2017 and was named as executive officer for SEC reporting purposes effective July 14, 2017. The Nomination and Remuneration Committee in its meeting on July 13, 2017 recommended a grant of 19,450 RSUs and 44,450 ESOPs with effect from August 1, 2017 under the 2015 Plan. These RSUs and ESOPs will vest over a period of four years from the date of grant. Additionally, the Nomination and Remuneration Committee further recommended a one-time grant of 38,700 RSUs with effect from August 1, 2017. These RSUs will vest over a period of two years from the date of grant in the ratio 60:40

(10)	Includes a one-time joining bonus of $25,000
(11)	Resigned with effect from June 24, 2017 and the unvested RSUs granted to him were forfeited

All the above grants were made in accordance with the 2015 Plan. Refer to Note 2.16 of Item 18 of this Annual Report for further details.

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

Equity Grants

The following is the summary of grants made to KMP during fiscal 2018, 2017 and 2016 under the 2015 Plan:

Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
RSU
Salil Parekh, CEO and MD - Refer Note 1 below	113,024	—	—
U.B. Pravin Rao, COO and WTD	27,250	—	—
Dr.Vishal Sikka(1)	270,224	120,700	124,061
Other KMP(2)	271,100	246,250	—
	681,598	366,950	124,061
ESOP
U.B. Pravin Rao, COO and WTD	43,000	—	—
Dr. Vishal Sikka(1)	330,525	—	—
Other KMP(2)	44,450	502,550	—
	417,975	502,550	—

Total grants to KMP	1,099,573	869,500	124,061
(1)	Upon Dr. Vishal Sikka's resignation the unvested RSUs and ESOPs have been forfeited.
(2)	Refer to the section ‘Board and Management changes’ for details on resignation of certain KMPs

Notes

1. Refer to note 2.16 Employees’ Stock Option Plans under Item 18 of this Annual report on Form 20F for details of stock incentives granted to Salil Parekh under the 2015 plan.

In addition to the above, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The RSUs, ESOPs and incentive units granted under the 2015 plan would generally vest over a period of 4 years and shall be exercisable within the period as approved by the Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2018

Name of KMP	Number of RSU exercised	Number of ESOP exercised
Dr.Vishal Sikka	70,772	—
Krishnamurthy Shankar	3,012	—
M. D. Ranganath	7,662	—
Ravi Kumar S.	13,087	28,187
Rajesh K Murthy	11,250	24,225
Mohit Joshi	13,087	—

During fiscal 2017 and fiscal 2016, Dr. Vishal Sikka exercised 34,062 and 10,824 RSUs granted to him under the 2015 stock incentive plan, respectively. None of the KMPs except Dr. Vishal Sikka exercised any options during fiscal 2017 and fiscal 2016.

The following table gives details of outstanding RSUs and ESOPs held by KMPs as at March 31, 2018:

Name of KMP	As at March 31, 2018
	RSU	ESOP
Salil Parekh	113,024	—
U. B. Pravin Rao	27,250	43,000
Inderpreet Sawhney	58,150	44,450
Krishnamurthy Shankar	21,438	19,000
M. D. Ranganath	89,838	48,400
Ravi Kumar S	106,113	84,563
Mohit Joshi	106,113	112,750
Total	521,926	352,163

Details of RSUs and stock options granted to KMPs (other than CEO and COO) have been explained above under ‘Equity grants’. Grants made under the 2015 Plan will be adjusted for the bonus issue considered, approved and recommended by the Board in its meeting held on July 13, 2018, subject to shareholders’ approval.

Term of Office

The Indian Companies Act, 2013 excludes independent directors from retiring by rotation. Independent Directors shall hold office for a term up to five consecutive years on the board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. U.B Pravin Rao, Chief Operating Officer and Whole-time Director, was reappointed at the Annual General Meeting of the Company held on June 23, 2018 pursuant to director liable to retire by rotation as per Indian Companies Act, 2013. The term of office of each of the directors as on March 31, 2018 is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani(3)	August 24, 2017	—	Yes
Salil Parekh (4)	January 2, 2018	January 1, 2023	Yes
U. B. Pravin Rao(5)	January 10, 2014	August 17, 2022	Yes
Kiran Mazumdar-Shaw	January 10, 2014	March 31, 2019	—
Ravi Venkatesan(6)	April 1, 2014	March 31, 2019	—
Roopa Kudva	February 4, 2015	February 3, 2020	—
Dr. Punita Kumar-Sinha	January 14, 2016	January 13, 2021	—
D.N. Prahlad	October 14, 2016	October 13, 2021	—
D. Sundaram(7)	July 14, 2017	July 13, 2022	—

(1)

For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.

(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Appointed as Non-Executive Non-Independent Director and Chairman of the Board effective August 24, 2017. Appointment approved by shareholders vide Postal ballot concluded on October 7, 2017.
(4)	Appointed as CEO & MD effective January 2, 2018. Appointment approved by shareholders vide Postal ballot concluded on February 20, 2018.
(5)

Re-designated as COO and Whole-time Director effective January 2, 2018 and re-designation approved by shareholders vide Postal ballot concluded on February 20, 2018. Appointed as Interim CEO and MD between August 18, 2017 and January 2, 2018. Appointment approved by shareholders vide Postal ballot concluded on October 7, 2017.

(6)	Resigned as Independent Director effective May 11, 2018.
(7)	Appointed as Independent director effective July 14, 2017. Appointment approved by shareholders vide Postal ballot concluded on October 7, 2017.

Effective July 13, 2018, Michael Nelson Gibbs was appointed as an Independent Director for the term of three years, which will end on July 12, 2021.  Mr. Gibbs’ term of office is not subject to retirement by rotation.

Employment, Indemnification and mutual release agreements

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors. We have entered into agreements with our executive directors, Salil Parekh, Chief Executive Officer and Managing Director and U.B. Pravin Rao, Chief Operating Officer and Whole-time Director. Refer to the section titled ‘Material Contracts’ in Item 10 of this Annual Report for the details of their contracts.

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons’ services as our director or officer, expenses in relation to public relation consultation if required. The agreements for mutual release of claims were entered by the Company with R Seshasayee, Prof. Jeffrey Lehman and Prof. John Etchemendy at the time of their resignations from the Board. A separation agreement was entered with Dr. Vishal Sikka at the time of his resignation which includes mutual release and non-disparagement obligation.

Indemnification agreements for directors and officers were filed as an exhibit to the Annual Report on Form 20-F previous year. Other than the appointment and indemnification agreements referred to in this paragraph, we have not entered into any agreements with non-executive directors.

Board Leadership Structure

The Board upon recommendation of the Nomination and Remuneration Committee unanimously appointed Nandan M. Nilekani as Non-Executive, Non-Independent director and Chairman of the Board (‘the Chairman’) with effect from August 24, 2017, and Salil Parekh as the Chief Executive Officer and Managing Director (CEO and MD) with effect from January 2, 2018. The Board also appointed Kiran Mazumdar-Shaw, Chairperson of the Nomination and Remuneration Committee, as the Lead Independent Director of the Board with effect from April 13, 2018

The responsibilities and authority of these officials are as follows:

The Chairman is the leader of the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman will preside over meetings of the Board and of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitate effective communication among directors. He is responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board’s administrative activities, such as meetings, schedules, agendas, communication and documentation.

The Chairman will actively work with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO and MD is responsible for corporate strategy, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets maintaining awareness of both the external and the internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and acquisitions for enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO acts as a link between the Board and the management and is also responsible for leading and evaluating the work of other executive leaders including presidents, vice presidents as per the organisational structure.

The role of the lead independent director is to provide leadership to the independent directors, liaise on behalf of the independent directors and ensure Board effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

Board’s Role in Risk Oversight

Our Board is responsible for overall oversight of risk management. The Risk and Strategy Committee, comprising of independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk and strategy committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

As part of exercising its risk oversight, the Board receives periodic presentations from Company officials with respect to cybersecurity and other information security matters, and both the Audit and Risk Committees of the Board receive regular updates from Company’s management regarding cybersecurity matters. The Company’s cyber security policy and risk management framework is presented annually to both the Audit and Risk Committees of the Board.  The Company’s management meet on a quarterly basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program.

Board and Management Changes

D. Sundaram was appointed as an Independent Director effective July 14, 2017 and his appointment was confirmed by the shareholders by way of postal ballot concluded on October 7, 2017.

U.B. Pravin Rao was appointed as Interim- CEO and Managing Director effective August 18, 2017 and consequent to the new CEO’s appointment, he was re-designated as the Chief Operating Officer and Whole-time Director effective January 2, 2018 and his re-designation was confirmed by the shareholders by way of postal ballot concluded on February 20, 2018.

Nandan M. Nilekani was appointed as Non-executive Non-independent Director and Chairman of the Board effective August 24, 2017 and his appointment was confirmed by the shareholders by way of postal ballot concluded on October 7, 2017.

Salil Parekh was appointed as CEO and MD effective January 2, 2018 and his appointment was confirmed by the shareholders by way of postal ballot concluded on February 20, 2018.

Inderpreet Sawhney was appointed as Group General Counsel and Chief Compliance Officer effective July 3, 2017 and designated as Executive Officer for SEC reporting purposes and Key Managerial Personnel effective July 14, 2017.

Dr. Vishal Sikka was appointed as Executive Vice Chairman subsequent to his resignation as CEO and MD at the Board meeting held on August 18, 2017 and resigned as member of the Board and Executive Vice Chairman effective August 24, 2017.

R. Seshasayee resigned as non-executive Chairman and member of the Board effective August 24, 2017.

Prof. John W. Etchemendy and Prof. Jeffrey S. Lehman, Independent Directors resigned as members of the Board effective August 24, 2017.

Ravi Venkatesan, Independent Director resigned as a member of the Board effective May 11, 2018.

Effective July 13, 2018, Michael Nelson Gibbs was appointed as an Independent Director for a period of three years. Mr. Gibbs’ appointment shall be subject to the approval of shareholders.

Gopi Krishnan Radhakrishnan, Acting General Counsel and Executive Officer resigned from the Company effective June 24, 2017.

Sandeep Dadlani, President and Segment Head – Manufacturing, Retail, CPG and Logistics, resigned as KMP effective July 14, 2017.

Rajesh K. Murthy, President, and Segment Head – Energy, Resources, Utilities and Communications and Services, resigned as KMP effective January 31, 2018.

Board Committee Information

Currently, the Board has five committees: The Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk and Strategy Committee and Corporate Social Responsibility (CSR) Committee.  The charters governing these committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All committees except the CSR Committee consist entirely of independent directors.

The Board in order to execute the buyback procedures had on August 19, 2017 formed buyback committee comprising three directors, CFO, Deputy CFO, Group General Counsel and Company Secretary as members of the Committee.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the Nomination and Remuneration Committee.

The Non-Executive and Non-Independent Chairman of the Board, in consultation with the Company Secretary and the committee Chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval. During the year, all the recommendations of the Committees were approved by the Board. The quorum for meetings is higher of two members or one-third of the members of the committee.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework.  The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board Committees, and executive / non-executive / independent directors through a peer evaluation, excluding the director being evaluated.

To improve the effectiveness of the Board and its Committees, as well as that of each individual Director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged an external agency to conduct Board evaluation for fiscal 2018. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board Members.  The Board evaluation was completed for fiscal 2018.

Succession Planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in the senior management.  The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

As on March 31, 2018, our Board includes nine directors with broad and diverse skills and viewpoints to aid the Company in advancing its strategy.  In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Details relating to the Audit Committee, Nomination and Remuneration Committee, Risk and Strategy Committee, Stakeholders Relationship Committee, Corporate Social Responsibility Committee and Finance and Investment Committee as on March 31, 2018, are provided below.

Audit Committee

The Audit Committee comprised four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2018. They were:

•	D. Sundaram, Chairperson and Audit Committee Financial Expert
•	Dr. Punita Kumar-Sinha
•	Ravi Venkatesan
•	Roopa Kudva

D. Sundaram was appointed as member of the Audit Committee effective July 14, 2017 and Chairperson of the committee effective October 24, 2017.

Dr. Punita Kumar-Sinha was appointed as member of the Committee effective July 14, 2017.

Roopa Kudva ceased to be Chairperson of the Committee effective October 24, 2017 but continued as a member of the Committee.

Ravi Venkatesan ceased to be a member of the Committee effective July 14, 2017 and was re-appointed as member of the committee effective October 24, 2017. Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

R. Seshasayee and Prof. Jeffrey Lehman ceased to be members of the Committee effective August 24, 2017.

The Company Secretary acts as the secretary to the audit committee.

The primary objective of Audit Committee is to monitor and provide an effective supervision of the Management’s financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The Committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The audit committee is responsible to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures are taken by the Committee to ensure the objectivity and independence of the independent auditors.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE.  Infosys voluntarily delisted its ADSs from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018.  In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter.

The Audit Committee held seven meetings in person during fiscal 2018.

The Audit Committee charter containing exhaustive terms of reference was amended on April 13, 2018 which is filed as an exhibit to this Annual Report on Form 20-F.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2018. They were:

•	Kiran Mazumdar-Shaw, Chairperson
•	D. N. Prahlad
•	Ravi Venkatesan
•	D. Sundaram

Kiran Mazumdar-Shaw was appointed as Chairperson while Ravi Venkatesan and D. Sundaram were appointed as members of the Committee effective July 14, 2017.

Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

R. Seshasayee ceased to be member of the Committee effective July 14, 2017.

Prof. Jeffrey S. Lehman ceased to be Chairperson of the Committee effective July 14, 2017 and ceased to be member of the Committee effective August 24, 2017.

Prof. John W. Etchemendy ceased to be member of the Committee effective August 24, 2017.

The purpose of the Nomination and Remuneration Committee is to screen and review individuals qualified to serve as Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by the Board and recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. It also designs, benchmarks and continuously reviews the compensation program for our CEO and MD against the achievement of measurable performance goals. The Committee also reviews and approves senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The Committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The Committee annually reviews and approves for the CEO and MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus, including the specific performance based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements. It reviews and discusses all matters pertaining to candidates and evaluates the candidates. The Committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a periodic basis or such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The Committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The Nomination and Remuneration Committee held eight meetings in person during fiscal 2018.

The Nomination and Remuneration Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Risk and Strategy Committee

The Risk and Strategy Committee comprised four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2018. They were:

•	D. N. Prahlad, Chairperson
•	D. Sundaram
•	Kiran Mazumdar-Shaw
•	Ravi Venkatesan

D.N. Prahlad was appointed as Chairperson of the Committee effective July 14, 2017 and consequently Ravi Venkatesan ceased to be the chairperson but continued as a member. Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

D. Sundaram was appointed as a member of the Committee effective July 14, 2017.

Dr. Punita Kumar-Sinha and Roopa Kudva ceased to be the members of the Committee effective July 14, 2017.

Prof John W. Etchemendy ceased to be a member effective August 24, 2017.

The purpose of the Risk and Strategy Committee is to assist the Board in fulfilling its responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The Risk and Strategy Committee has overall responsibility for monitoring and approving our risk policies and associated practices. The Risk and Strategy Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The Risk and Strategy Committee held four meetings in person during fiscal 2018.

Effective July 13, 2018, Michael Nelson Gibbs was appointed as member of the committee.

The Risk and Strategy Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprised three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2018. They were:

•	Ravi Venkatesan, Chairperson

•	Roopa Kudva
•	Dr. Punita Kumar-Sinha

Ravi Venkatesan was appointed as Chairperson of the Committee effective July 14, 2017.

Roopa Kudva and Dr. Punita Kumar-Sinha were appointed as the members of the Committee effective July 14, 2017

Kiran Mazumdar-Shaw was appointed as member of the Committee effective July 14, 2017 and ceased to be member effective October 24, 2017.

Prof. John W. Etchemendy and D. N. Prahlad ceased to be members of the Committee from July 14, 2017.

Prof Jeffrey S. Lehman ceased to be Chairperson of the Committee effective July 14, 2017.

The Stakeholders Relationship Committee has a mandate to review and redress stakeholder grievances.

During the year, the Company initiated a shareholder consultation process. The specific focus of the consultation was to obtain feedback on the Company’s corporate governance practices, in relation to Board composition, executive compensation structure and Capital Allocation Policy. The process involved interaction with a cross section of investors, which included direct interactions with certain institutional investors and telephonic interviews with others.  The outcome of the consultation was presented by the committee and was taken on record by the Board on January 11, 2018. The committee considers the views expressed by the investors as crucial feedback for the Board, for effective corporate governance and to continue aligning itself with global best practices.

The Stakeholders Relationship Committee held four meetings in person during fiscal 2018.

Upon the resignation of Ravi Venkatesan, Independent Director effective May 11, 2018, the SRC was reconstituted on May 21, 2018 with Roopa Kudva as the Chairperson and Dr. Punita Kumar- Sinha and D.N. Prahlad as members of the Committee.

The Stakeholders Relationship Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee comprised three independent directors and an executive director as members as of March 31, 2018. They are:

•	Kiran Mazumdar-Shaw, Chairperson
•	Dr. Punita Kumar-Sinha
•	Roopa Kudva
•	U. B. Pravin Rao

Kiran Mazumdar was appointed as Chairperson of the Committee effective August 26, 2017.

U.B. Pravin Rao and Roopa Kudva were appointed as members of the committee effective August 26, 2017.

R. Seshasayee ceased to be Chairman of the Committee effective August 24, 2017.

Dr. Vishal Sikka ceased to be a member of the Committee effective August 24, 2017.

Prof. John W. Etchemendy was appointed as a member of the Committee effective July 14, 2017 and ceased to be a member effective August 24, 2017.

Dr. Punita Kumar-Sinha was appointed as a member of the Committee effective October 24, 2017.

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

The CSR Committee is also responsible for overseeing the activities / functioning of the Infosys Foundation and Infosys Foundation, USA in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundations, in turn, guide the CSR Committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR Committee held four meetings in person during fiscal 2018.

The CSR Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Finance and Investment Committee

The Board dissolved the Finance and Investment Committee effective April 13, 2018 and delegated its roles and responsibilities to the Audit Committee.

The Finance and Investment Committee comprised four independent directors as on March 31, 2018:

•	Dr. Punita Kumar-Sinha, Chairperson
•	Kiran Mazumdar-Shaw
•	D.N. Prahlad
•	Roopa Kudva

D. N. Prahlad was appointed as a member of the Committee effective July 14, 2017.

Ravi Venkatesan ceased to be the member of the committee effective July 14, 2017.

Prof. John Etchemendy ceased to be the member of the committee effective August 24, 2017.

The purpose of the Finance and Investment Committee was to assist it in overseeing acquisitions and investments made by the Company and to provide oversight on key investment policies of the Company.

The Finance and Investment Committee had direct access to, and open communications with, the senior leaders of the Company.

The Committee held four meetings in person during fiscal 2018.

The Finance and Investment Committee had adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

Committee of directors

The committee of directors was constituted effective April 13, 2017 to periodically review the execution of strategies, and to support the Management with inputs in navigating the Company’s transformational journey.  The committee comprised R. Seshasayee as chairperson, and Ravi Venkatesan and D.N. Prahlad as members. Consequent to the resignation of R. Seshasayee, Ravi Venkatesan was appointed as the chairperson effective August 26, 2017. The committee held periodic meetings during the year to review execution of strategy and key initiatives.

The committee was formed to support and advise the Management in executing the Company’s strategy. With the appointment of Salil Parekh as the CEO & MD, the Board, at its meeting held on January 12, 2018, dissolved the committee.

EMPLOYEES

As of March 31, 2018, we had 204,107 employees, of which 192,179 were professionals, involved in service delivery to clients. As of March 31, 2017, we had 200,364 employees, of which 188,665 were software professionals. As of March 31, 2016, we employed 194,044 employees, of which 182,329 were software professionals.

As of March 31, 2018, we had 155,151 employees in India, 25,265 employees in the Americas, 11,720 employees in Europe and 11,971 employees in the Rest of the World.

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

For example, during fiscal 2018, we received 1,540,498 employment applications, interviewed 143,872  applicants and extended offers of employment to 52,943  applicants. These statistics do not include our subsidiaries. We added 3,743  new employees, net of attrition during fiscal 2018.

Zero Distance

Zero Distance (ZD), the movement to bring innovation to every project at Infosys, continued into its third year. Through our Zero Distance program, we help our clients innovate and derive more value from their projects. Zero Distance is the process of everyday innovation at Infosys whereby all employees are expected to innovate in their individual capacities and through their individual jobs. Zero Distance has a three-fold emphasis: to reduce the gap between us and the code we write, the gap between us and our clients and the gap between us and the ultimate end user. The total number of ZD plans increased to over 16,000, many of which were discussed with clients, as the focus this year was on monetization of ZD plans. In addition, we rewarded employees throughout the year for their innovative work through various awards at the unit and organization-level.

Performance appraisals

As part of the focus on human resource development during fiscal 2016, we introduced iCount, the renewed performance management system. We moved away from the bell curve, to focus on individual employee contribution and continuous feedback, and built a self-serviced platform to empower employees to design their own journey within the organization.

Education, Training and Assessment

Infosys believes in lifelong learning for its employees, and competency development continues to be a key area of strategic focus for us. Our Education, Training and Assessment (ETA) department is at the forefront of creating a culture of learning in the organization. In the age of disruption, whether it is Digital, AI, Machine Learning (ML) or other emerging technologies, we created more than 75 new courses for our employees to embrace new and emerging technologies and be future-ready. We now have about 250 internally created self-learning programs focusing on the key foundations and real-life examples (including flight simulators), making them market-relevant effectively. These are in addition to the 1,500+ courses and 3600 micro-learning videos already available. We recently built a new learning platform called ‘Lex’.  Lex is a highly scalable and modular learning platform that allows our employees to access learning content from anywhere, from any device, at any time, and learn at a time convenient for them. Employees can even download the content and access it later when they are offline as well.   With this, we are able to achieve our goal of enabling ‘Learning on the Go’ for our employees.

To ensure that we have systemic intervention in place to re-skill our existing employees in new and emerging technologies, we created a recommendation engine to suggest appropriate learning paths based on the adjacency skills they possess currently, and created learning stacks to provide an end-to-end view of technology and industry best practices. This helps us to bring our re-skilling programs in line with our growth projections and address our employees’ aspirations.  Building up on our extensive experience in India, we started enabling fresh hires in the US at various places like Raleigh, Indianapolis, Plano etc., and making them project-ready. We have collaborated with local universities and MOOC providers in the US for various educational offerings.  For example, we are working with Rhode Island School of Design to train our employees on digital and design skills, and working with Udacity to train some of our fresh hires in the US, to offer their nano-degree program to our fresh hires in India, and ‘Self Driving Car Engineer’ Nano degree program to our experienced employees. Similarly, we are working with Coursera to enable our employees on Google Cloud Platform.

Campus Connect, our industry-academia partnership program, made progress with the launch of electives to help engineering colleges run new programs within their curricula. In fiscal 2018, we engaged with 1,052 faculty members who in turn trained 40,139 students. With this, the total number of beneficiaries covered has reached 15,219 faculty members and 4,56,324 students from 286 engineering institutions.

Leadership development

Infosys Leadership Institute (ILI) embraces a customized approach to host initiatives aligned to specific needs of senior leadership team. Our business leaders along with HR business partners identify needs for their respective talent pool through formal talent review discussions. These themes help us to evolve our learning calendar of open programs (Leadership Labs).  We had 200 participants nominated across functions, subsidiaries and technologies, resulting in a diverse class mix. To provide deeper dive into specific skills, we launched four Leadership Tracks for 45 leaders, spanning over a period of 3-6 months.

In partnership with Stanford Graduate School of Business, we had two cohorts comprising of 38 and 65 leaders who completed their graduation at our Bengaluru campus. Infosys Sales Academy (ISA) was formally launched in 2017 to provide learning curriculum and interventions for our sales leaders in partnership with renowned sales training and consulting firms. For select high caliber leaders, ILI runs 12 months blended learning programs. Internal coaching and personal development partnership is being offered to select 55 leaders within Infosys.

Giving back and nurturing future leaders is a key component of Infosys approach to learning and growth. “Give More, Be More” Mentoring program has been launched for 15 protégés. Gender diversity is a key priority for Infosys and ILI supports women leaders’ engagement through Women Mentoring and Leadership Experience workshops.

Compensation

Our professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with Company objectives and reward employee performance with ownership, the Company granted share based benefits to high performing executives and mid-level managers.

Visas

As of March 31, 2018, the majority of our professionals in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of June 30, 2018, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from June 30, 2018. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 2,184,127,091 equity shares outstanding as of June 30, 2018. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	50,230,584	2.30
Salil Parekh	—	—
U.B. Pravin Rao	536,848	‘*’
Kiran Mazumdar-Shaw	800	‘*’
Ravi Venkatesan	—	—
Roopa Kudva	—	—
Dr. Punita Kumar-Sinha (2)	2,897	‘*’
D.N. Prahlad (3)	1,155,612	‘*’
D. Sundaram	—	—
M. D. Ranganath	16,918	‘*’
Ravi Kumar S	—	—
Mohit Joshi	—	—
Krishnamurthy Shankar	3,012	‘*’
Inderpreet Sawhney	—	—
Total (all directors and executive officers)	51,946,671	2.38

Note:  No other material changes subsequently till July 19, 2018.

(1)	Shares beneficially owned by Nandan M. Nilekani include 29,839,003 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.

(2)

1,520 ADSs of Infosys Limited held by Dr. Punita Kumar-Sinha’s immediate family in SEP-IRA in the United States. She also owns 1,377 ADSs through the Asia Opportunities Fund. Dr. Punita Kumar-Sinha disclaims beneficial ownership of such shares.

(3)	50,000 shares of Infosys Limited held by immediate family and 9,517 equity shares held in Prahlad Family Trust. D.N. Prahlad disclaims beneficial ownership of such shares.

Effective July 13, 2018, Michael Nelson Gibbs appointed as an Independent Director for a period of three years. Mr. Gibbs does not own any shares of the Company.

Option plans

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

Controlled trust holds 10,801,956 and 11,289,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants made during fiscal 2018, 2017 and 2016 under the 2015 Plan:

Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016

RSU
Salil Parekh, Chief Executive Officer and Managing Director (CEO and MD) - Refer Note 1 below	113,024	—	—
U.B. Pravin Rao, Chief Operating Officer and Whole-time Director (COO and WTD)	27,250	—	—
Dr.Vishal Sikka*	270,224	120,700	124,061
Other Key Managerial Personnel (KMP)**	271,100	246,250	—
Employees other than KMP	1,599,010	2,507,740	—
	2,280,608	2,874,690	124,061
ESOP
U.B. Pravin Rao, COO and WTD	43,000	—	—
Dr. Vishal Sikka*	330,525	—	—
Other KMP**	44,450	502,550	—
Employees other than KMP	73,600	703,300	—
	491,575	1,205,850	—

Incentive units- cash settled
Other employees	50,040	112,210	—
	50,040	112,210	—

Total grants	2,822,223	4,192,750	124,061
*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited
**	Refer to the section ‘Board and Management changes’ for details on resignation of certain KMPs

Notes

1.	Refer to note 2.16 Employees’ Stock Option Plans under Item 18 of this Annual report on Form 20F for details of stock incentives granted to Salil Parekh under the 2015 plan.

In addition to the above, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The RSUs, ESOPs and incentive units granted under the 2015 plan would generally vest over a period of 4 years and shall be exercisable within the period as approved by the Committee.

During the fiscal 2018, 2017 and 2016, the company recorded an employee stock compensation expense of $13 million (including a reversal of $5 million towards forfeiture of stock incentives granted to Dr.Vishal Sikka upon his resignation), $17 million and $1 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other KMP and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2015 plan as of March 31, 2018:

Stock incentives outstanding
RSUs	3,750,409
ESOPs	966,913

Grants made under the 2015 Plan will be adjusted for the bonus issue considered, approved and recommended by the Board in its meeting held on July 13, 2018, subject to the shareholders’ approval.

For additional information of the Company’s stock incentive compensation plans, see Note 2.16 Employees’ Stock Options Plans under Item 18 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of June 30, 2018, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of June 30, 2018. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	Equity	June 30, 2018		March 31, 2017		March 31, 2016
Shareholding of all directors and officers as a group	Equity	52,041,652	(1) 2.38	1,844,587	(2) 0.08	579,545	(3) 0.03
Life Insurance Corporation of India	Equity	149,512,017	6.85	161,436,123	7.03	132,274,300	5.76
1)

Comprised 52,041,652 shares owned by directors and officers, which includes a) 10,750 options of U.B. Pravin Rao vested on May 2, 2018 and yet to be exercised; b) 12,100, 4,750 and 28,187 options granted to M.D. Ranganath, Krishnamurthy Shankar and Mohit Joshi respectively which have vested in November 2017 and are yet to be exercised. c) 28,082 RSUs and 11,112 options which will be vesting on August 1, 2018 to Inderpreet Sawhney. The percentage of ownership is calculated on 2,184,127,091 equity shares.

2)	Comprised 1,844,587 shares owned by directors and officers. The percentage of ownership is calculated on 2,296,944,664 equity shares.
3)	Comprised 579,545 shares owned by directors and officers. The percentage of ownership is calculated on 2,296,944,664 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of June 30, 2018 are held by 66,439 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI. As of June 30, 2018, 35.43% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

a.	Details of capital invested in subsidiaries as of March 31, 2018:

(Dollars in millions)
List of subsidiaries	As at March 31, 2018
Infosys BPM (formerly Infosys BPO)	145
Infosys Australia(1)	11
Infosys China	58
Infosys Mexico	14
Infosys Sweden	11
Infosys Brasil	28
Infosys Public Services	17
Infosys Shanghai	150
Infosys Lodestone	241
Infosys Consulting Pte Ltd(2)	1
EdgeVerve	203
Infosys Nova(3)	—
Infosys Americas(6)	—
Lodestone Austria(6)	—
Brilliant Basics(7)	7
Infosys Arabia Limited(8)	—
Noah Consulting LLC(5)	—
Panaya(4)	—
Kallidus and Skava(4)	—
*	Refer to note no. 2.19 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and % of shareholding as at March 31, 2018 and March 31, 2017.
(1)	Under liquidation
(2)	During fiscal 2017, Infosys entered into a share purchase agreement with Infosys Lodestone to purchase the shares of Infosys Consulting Pte Ltd.
(3)	During fiscal 2018, we have written down the entire carrying value of the investment in Infosys Nova.
(4)

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya . The Company anticipates completion of the sale by March 2019 and accordingly, investments in respect of these subsidiaries have been reclassified under “held for sale". On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently a reduction in the fair value of assets held for sale amounting to  $90 million in respect of Panaya has been recognized in the standalone profit and loss for fiscal 2018.

(5)

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately ₹266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

(6)	The investment amount is less than $1 million.

(7)

During fiscal 2018, Infosys acquired 100% voting interest in Brilliant Basics Holdings Limited., UK.  Business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020. Refer note no. 2.9 in Item 18 of this Annual Report for further details.

(8)	Infosys holds 70% of equity shares of Infosys Arabia Limited and the investment is less than $1 million.

b. Details of amounts of outstanding loans at the end of the year:

			(Dollars in millions)
Particulars	March 31, 2018	March 31, 2017	March 31, 2016
Loans:
Infosys China	11	11	10
Infosys Consulting Holding AG	16	—	—
Infosys Sweden	—	—	4
Brilliant Basics Holdings Limited	1	—	—

Debentures:
EdgeVerve	272	326	389

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
Loans:
Infosys China	14	11	10
Brilliant Basics	1	—	—
EdgeVerve	—	—	17
Kallidus	—	—	2
Infosys Sweden	—	4	4
Infosys Consulting Holding AG	16	—	1

Debentures:
EdgeVerve	326	398	398

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
Financing transactions
Equity
Panaya Inc	5	—	—
Kallidus and Skava(1)(2)	—	—	107
EdgeVerve	—	—	129
Infosys China	15	10	—
Infosys Sweden	—	11	—
Infosys Shanghai	11	27	40
Infosys Consulting Pte Ltd	—	1	—
Noah Consulting LLC(1)	—	10	37
Brilliant Basics Holdings Limited(1)(2)	7	—	—
Infosys Arabia Limited(8)	—	—	—
	38	59	313
Debenture (net of repayment)
EdgeVerve	(54)	(63)	389
	(54)	(63)	389

Loans (net of repayment)
Infosys China(3)	—	—	10
Infosys Sweden(4)	—	—	4
Infosys Consulting Holding AG(5)	15	—	(1)
EdgeVerve(6)	—	—	(3)
Brilliant Basics Holdings Limited (7)	1	—	—
	16	—	10
(1)	Refer note no. 2.9, Business combinations, under Item 18 of this Annual report on Form 20-F
(2)	Includes contingent consideration
(3)	Interest rate of 6.0% per annum and repayable on demand
(4)	Interest rate of 6.0% per annum and repayable on demand
(5)	Interest rate of 2.5% per annum and repayable on demand
(6)	Interest rate of 8.7% per annum and repayable on demand
(7)	Interest rate of 3.5% per annum and repayable in full no later than 12 months or such later date as the parties may agree
(8)	less than $1 million.

Notes

1.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S.-based, full-service creative and consumer insights agency.  The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of  up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. Refer note 2.9 in Item 18 of this Annual Report for further details.

2.	During three months ended June 30, 2018, Infosys infused a capital of $1 million in its wholly owned subsidiary Infosys Chile.
3.	All other transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

ii) Revenue transactions

			(Dollars in millions)
Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
Purchase of services
Infosys China	14	18	19
Infosys Lodestone and its subsidiaries	129	123	154
Infosys Consulting Pte Limited and its subsidiary	10	5	16
Infosys BPM and its subsidiaries	88	64	55
Infosys Sweden	9	11	12
Infosys Shanghai	10	—	—
Infosys Mexico	4	3	2
Infosys Public Services	3	3	2
Panaya Ltd.	13	7	3
Infosys Brasil	2	1	2
Kallidus	1	11	3
Noah Consulting LLC and its subsidiary	14	21	2
Brilliant Basics Limited	4	—	—
	301	267	270
Purchase of shared services including facilities and personnel
Infosys BPM and its subsidiaries	3	3	3
Kallidus Inc	1	—	—
	4	3	3
Interest income
Infosys China	1	1	—
EdgeVerve(1)	24	29	9
	25	30	9
Dividend income
Infosys BPM	130	—	—
	130	—	—
Sale of services
Infosys China	4	2	2
Infosys Mexico	4	5	6
Infosys Lodestone and its subsidiaries	6	11	5
Infosys Brasil	1	2	1
Infosys BPM and its subsidiaries	28	9	11
Infosys Sweden	2	3	4
Infosys Shanghai	1	—	—
EdgeVerve	63	45	—
Kallidus Inc	—	1	—
Infosys Public Services	98	133	137
	207	211	166
Sale of shared services including facilities and personnel
EdgeVerve	6	6	22
Panaya Ltd.	8	5	2
Infosys Lodestone and its subsidiaries	1	1	1
Infosys BPM and its subsidiaries	10	7	6
	25	19	31

(1)	Interest rate for the fiscal 2018, 2017 and 2016 is 7.7%, 8.5% and 8.8%, respectively

All other transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

See to note 2.19, Related party transactions, under Item 18 of this Annual Report for details of transactions with Key management personnel.

Employment and indemnification agreements

Refer to the section titled ‘Employment and Indemnification agreements’ under Item 6 of this Annual Report.

Loans to employees

We provide personal loans and salary advances to our employees who are not executive officers or directors.

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $43 million, $47 million and $50 million were outstanding as of March 31, 2018, 2017 and 2016, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firms
•	Consolidated Balance Sheet as of March 31, 2018 and 2017.
•	Consolidated statements of comprehensive income for the years ended March 31, 2018, 2017 and 2016
•	Consolidated statements of changes in equity for the years ended March 31, 2018, 2017 and 2016
•	Consolidated statements of cash flows for the years ended March 31, 2018, 2017 and 2016
•	Notes to the consolidated financial statements

Export revenue

For fiscal 2018, 2017 and 2016, we generated $10,593 million, $9,883 million and $9,255 million, or 96.8%, 96.8% and 97.4% of our total revenues of $10,939 million, $10,208 million and $9,501 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Share buyback

In line with the capital allocation policy, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the said proposal of buyback of equity Shares through the postal ballot that concluded on October 7, 2017.  The buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the share buyback procedures on December 27, 2017 and 113,043,478 shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

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

Our dividend policy for fiscal 2018 is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

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

Dividend Distribution Policy: As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The revised dividend policy has been previously filed as an exhibit to the Annual Report on Form 20-F.

Translations from Indian rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai for cable transfers in Indian rupees as published by the FEDAI.

The following table provides details of per share dividend recognized during fiscal 2018, 2017 and 2016

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Dividend per Equity Share (₹)
Interim dividend(3)	13.00	11.00	10.00
Final dividend(4)	14.75	14.25	14.75(2)

Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.20	0.17	0.15
Final dividend(4)	0.23	0.22	0.24(2)

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Adjusted for June 17, 2015 bonus share issue.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year

The Board of Directors recommended a final dividend of ₹20.50/- per equity share (approximately $0.31 per equity share) for the financial year ended March 31, 2018 and a special dividend of ₹10/- per equity share (approximately $0.15 per equity share). Subsequent to the year ended March 31, 2018, based on the approval from the shareholders, the company has paid out $1,164 million comprising of the final dividend and special dividend including dividend distribution tax thereon.

Capital allocation policy

The Board, in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

i. The Board has decided to retain the current policy of returning upto 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

ii. In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of up to ₹13,000 crores ($2 billion) to be paid to shareholders in the following manner:

a) A special dividend of ₹10 per share ($0.15 per ADR) resulted in a payout of approximately ₹2,600 crore (approximately $400 million) in June 2018.

b) Identified an amount of up to approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any. Further announcements in this regard will be made, as appropriate, in due course.

Bonus issue

The Board, in its meeting held on July 13, 2018, considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the bonus issue to celebrate the Company’s 25th year of being publicly listed in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the authorized share capital will be increased, subject to the approval of shareholders. Appropriate adjustments for the issue of bonus shares / stock dividend as mentioned above to Restricted Stock Units (RSUs) and Employee Stock Options (ESOPs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, shall be made.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

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

Effective July 5, 2018 the company voluntarily delisted its American Depositary Shares ("ADS") from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of Infosys ADSs on these exchanges.  Infosys ADSs were listed on Euronext Paris and Euronext London until July 4, 2018.  The holders of ADSs who have chosen not to sell their Infosys ADSs through the sales facility or otherwise have not taken any action will be able to trade them on the NYSE under the terms and conditions of their financial intermediary.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, second amended and restated on June 28, 2017.  The Deposit Agreement has been filed by the Company previously.

As of June 30, 2018, we had 2,184,127,091 equity shares issued and outstanding. There were 66,439 record holders of ADRs, evidencing 372,788,693 ADSs (1 ADS equivalent to 1 equity share). As of June 30, 2018, there were 721,577 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the NYSE. The currency of trade of the ADSs in the U.S. is USD and at London and Paris is Euro (EUR).

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2018 for cable transfers in Indian rupees as published by the FEDAI, which was ₹65.18 per $1.00. The high and low prices for the Indian stock exchanges and the NYSE are provided below:

	(Prices in Dollars)
Fiscal	BSE		NSE		NYSE
	High	Low	High	Low	High	Low
2018	18.72	13.22	18.73	13.19	18.71	13.88
2017	19.71	13.88	19.73	13.89	20.47	13.42
2016	18.63	14.07	18.67	14.08	19.46	15.26
2015	18.68	11.58	18.69	11.52	18.64	12.52
2014	15.34	8.85	15.33	8.85	15.76	9.81
Fiscal 2019
First Quarter	20.15	19.70	20.17	16.91	19.51	16.49
Fiscal 2018
First Quarter	15.81	13.97	15.84	13.96	15.76	14.30
Second Quarter	15.79	13.22	15.79	13.19	16.15	13.88
Third Quarter	16.05	13.77	16.09	13.76	16.37	14.16
Fourth Quarter	18.72	15.44	18.73	15.43	18.71	16.02
Fiscal 2017
First Quarter	19.71	17.75	19.73	17.75	20.47	17.31
Second Quarter	18.43	15.56	18.44	15.56	18.48	15.64
Third Quarter	16.66	13.88	16.70	13.89	16.71	13.74
Fourth Quarter	16.11	13.96	16.10	13.90	15.92	13.42
Fiscal 2016
First Quarter	16.93	14.41	16.94	14.40	18.22	15.26
Second Quarter	17.90	14.07	17.90	14.08	19.16	15.32
Third Quarter	18.40	15.28	18.41	15.26	19.46	15.72
Fourth Quarter	18.63	15.57	18.67	15.56	19.32	15.76
Month
Jun-18	20.15	18.61	20.17	18.59	19.51	18.15
May-18	19.15	17.75	19.16	17.72	18.50	17.23
Apr-18	18.60	16.86	18.63	16.91	18.22	16.49
Mar-18	18.34	17.32	18.36	17.28	18.54	17.37
Feb-18	18.24	16.75	18.25	16.73	18.09	16.88
Jan-18	18.72	15.44	18.73	15.43	18.71	16.02

Note:	Adjusted for bonus share issue wherever applicable.

Source for all tables above: www.bseindia.com for BSE quotes, www.nseindia.com for NSE quotes and www.nyse.com for NYSE quotes.

On July 18, 2018, the closing price of equity shares on the BSE was ₹1,322.40 equivalent to $19.27 per equity share and on the NSE was ₹1,322.55 equivalent to $19.27 per equity share based on the exchange rate on that date and on July 18, 2018, the closing price of ADSs on the NYSE was $19.68 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017 had adopted new Articles of Association to bring the same in line with provisions of the Companies Act, 2013 (“the Act”).   The new articles are available on the website of the Company and were previously filed as an exhibit to the Annual Report on Form 20-F.

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013, as amended from time to time, read with the Companies Act, 1956 (to the extent still in force) (the “Indian Companies Act”).

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by the amended Articles of Association and Memorandum of Association of the Company which was previously filed as an exhibit to the Annual Report on Form 20-F The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice.

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 15 unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As on March 31, 2018, we had 9 directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting (AGM), not less than two-third of the directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require two-thirds of our directors to be liable to retire by rotation. As per the Indian Companies Act Independent Directors are not liable to retire by rotation. One-third of such directors (excluding independent directors) who are subject to retirement by rotation must retire at each AGM. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 consecutive years and may be re-appointed only for two consecutive terms.

The age limit for a managing director / executive director is 60 years, while the age limit for an independent / non- executive director is 70 years. A director’s term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholders’ approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

Our Articles of Association do not require that our directors to hold shares of our company in order to serve on our Board.

The Companies Act, 2013 provides that any director who has a personal interest in a transaction being discussed by the Board  must disclose such interest and must not participate in the meeting when such transaction is being discussed. A director is required to disclose his personal interest to the Board  on an annual basis and at the first meeting of the Board after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. At meetings of the Board, our directors shall not vote on their own remuneration and such remuneration has been recommended by our Nomination and Remuneration Committee, details of which have been set out in Item 6 of this Annual Report on Form 20-F. Our Articles of Association provide that the Company may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital and free reserves. Under the Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The objects and purposes of as set forth in Section III of our Memorandum of Association have been filed previously in our Annual Report on Form 20-F.

General

Our authorized share capital is ₹12,000,000,000 (Rupees one thousand two hundred crore only) divided into 2,400,000,000 (two hundred and forty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2018, 2,184,114,257 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 10,801,956 equity shares under the 2015 plan. The equity shares are our only class of share capital.  We currently have no convertible debentures or warrants outstanding.  As of March 31, 2018, we had 4,717,322 options outstanding to purchase equity shares.  For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

The Board, in its meeting held on July 13, 2018, considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the bonus issue to celebrate the Company’s 25th year of being publicly listed in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the authorized share capital will be increased, subject to the approval of shareholders. Appropriate adjustments for the issue of bonus shares / stock dividend as mentioned above to Restricted Stock Units (RSUs) and Employee Stock Options (ESOPs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, shall be made.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Dividends

Under the Companies Act, 2013 our Board recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Companies Act, 2013 the Company in AGM may declare dividend, to be paid to shareholders according to their respective rights and interests in profits.  No dividends shall exceed the amount recommended by Board. In India, dividends are generally declared per equity share and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the AGM at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, our Board has the discretion to declare and pay interim dividends without shareholder approval in compliance with the conditions specified under the Companies Act, 2013. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the dividend declared per equity share and the record date/book closure date for determining the shareholders who are entitled to receive dividends. Under the Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within 7 days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund (IEPF) established by the Government of India under the provisions of the Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the IEPF Rules, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

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

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:

•

The dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year (this condition is not applicable where the company has not declared dividends in the 3 financial years immediately preceding that year);

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
•

The Company cannot declare dividend unless carried over previous losses and depreciation which are not provided in previous year or years are set off against profit of the company for the current year during which the dividend is sought to be declared.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from its free reserves to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act, 2013 also permits the issuance of bonus shares from capitalization of the securities premium account and the capital redemption reserve account. Bonus shares are distributed to shareholders in the proportion recommended by the Board and such announcement of the decision of the Board recommending an issue of bonus shares cannot be subsequently withdrawn. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall issue any equity shares by way of bonus unless it has made reservation of equity shares of the same class in favour of the holders of outstanding compulsorily convertible debt instruments, if any, in proportion to the convertible portion thereof (which may be issued at the time of conversion of the debt instruments on the same terms or same proportion at which the bonus shares were issued). The bonus issue must be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. A company is not allowed to declare bonus in lieu of dividend. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board (where shareholders’ approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within 2 months from the date of approval by the Board The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

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

Pre-emptive Rights and Issue of Additional Shares

The Companies Act, 2013 gives shareholders the right to subscribe to new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Companies Act, 2013 in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of offer, which may not be less than 15 days and not exceeding 30 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the Board is authorized under the Companies Act, 2013 to distribute any new shares not purchased by the pre-emptive rights holders in the manner which is not disadvantageous to the shareholders and the company.

Meetings of Shareholders

We must convene an AGM of shareholders each year within 15 months of the previous AGM or within six months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting (EGM) of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders of record, excluding the days of mailing and date of the meeting. The EGM of shareholders must be held at a place within India. The AGM of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any general meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of tie. Any shareholder of the company entitled to attend and vote at a meeting of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon remote e-voting and upon a poll. An authorized representative is also entitled to appoint a proxy. Pursuant to the Listing Regulations, it is mandatory for e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act.

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

However, any company which is required to mandatorily provide its members facility to exercise their right to vote on resolutions at a general meeting by electronic means, can pass the above mentioned resolutions through electronic vote instead of postal ballot.  Companies whose equity shares are listed on a recognised stock exchange and if it has not less than one thousand members are compulsorily required to provide their members facility to exercise their right to vote on resolutions at a general meeting by electronic means. The equity shares of the Company are listed on a recognized stock exchange and it has more than one thousand members. Hence, the Company is eligible to pass the above mentioned resolutions by electronic vote.

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Companies Act, 2013 requires us to give at least seven working days prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the SEBI. We may not close the register of shareholders for more than thirty consecutive days at any one time, and in no event for more than forty-five days in a year.  The Listing Regulations also prescribe that there should be a time gap of at least thirty days between two record dates.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Companies Act, 2013 and Regulation 40 of the Listing Regulations. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Companies Act, 2013, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file an appeal with the National Company Law Tribunal.

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

Under the Companies Act, 2013 unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. A stamp duty to the extent of 0.25% of the value of the shares ((even if the shares are transferred without any consideration) is due and payable on the transfer of shares in physical form. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and where the failure is a continuing one, further fine of ₹1,000 for each day that the declaration is not made. Failure to comply with Section 89 will not affect the obligation of the company to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, the company and the Depositary.

Audit and Annual Report

Under the Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the AGM. Copies of the annual report are required to be sent to stock exchanges on which the company’s shares are listed within 21 working days of it being approved and adopted in the AGM in accordance with the Listing Regulations. At least 21 days before the AGM of the shareholders, a listed company must distribute soft copies of the full annual report to all those shareholders who have registered their email addresses for this purpose, physical copies of Annual Report to its shareholders who have not registered their email addresses for this purpose and to those shareholders who ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the AGM.

Reduction of Share Capital

Under the Companies Act, 2013 a Company may by a special resolution and approval of the court / tribunal of the state in which the registered office of the company is situated reduce the share capital in the manner prescribed by the Companies Act. 2013. However, such reduction shall be authorized by the articles of association of the company. These provisions shall not apply in the case of a buyback of shares by the Company.

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or National Company Law Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buyback and should have become holders of equity shares on such record date.

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Alteration of Shareholder Rights

Under the Companies Act, 2013 and subject to the provisions of the memorandum or articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. However, if the variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be required. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in Items 10 and 3 of this Annual Report.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a general meeting or through postal ballot. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than that of its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a general meeting.

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate shares or voting rights of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose the number of shares or voting rights held and change in shareholding or voting rights from the last disclosure made if it exceeds 2% of the total shareholding or voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed, within two working days of such acquisition of shares or voting rights or sale or receipt of intimation of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%.

Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the financial year.

The acquisition of shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights.

Where the public shareholding in the target company is reduced to a level below the limit specified in the Listing Regulations read with SEBI circular SEBI/HO/CFD/CMD/CIR/P/43/2018 dated February 22, 2018 (which superseded the SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015) on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Pursuant to an amendment to the Takeover Code dated March 24, 2015, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, (where the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer), the acquirer will not be eligible to make a voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, unless 12 months have elapsed from the date of the completion of offer period.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company.

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder and any persons acting in concert with him where the shares that underlie the holder’s (and any persons acting in concert with him) ADSs represent 25% or more of the shares or voting rights of the company.

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

As of March 31, 2018, our public shareholding was approximately at 86.61%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least ₹5,00,000. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll.

As soon as practicable after receipt of notice of any general meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs, (iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us, and (iv) as per the agreement with the Depositary if the Depositary does not receive instructions from a holder, he would be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote such deposited securities, subject to satisfaction of certain conditions.

As per the agreement with the Depositary, on receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date.

The Depositary will try, as far as is practical, and in accordance with the terms of the agreement and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

As per the agreement with the Depositary, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Insider Trading Regulations

The Insider Trading Regulations covers within its ambit both listed and proposed to be listed securities and in addition with trading, also lists communication or procuring unpublished price sensitive information in violation of the Insider Trading Regulations as an offence. In terms of the Insider Trading Regulations, the promoters, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company within 7 days of their appointment or becoming a promoter. Further, every promoter, employee and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of ₹1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company.

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Salil Parekh, our Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Office.

Mr. Parekh’s employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. Mr. Parekh’s agreement is for an initial term of five years with option to renew for a three-year term on mutually agreed term and subject to shareholder approval.  Mr. Parekh and the Company have agreed to provide each other with 90 days’ notice prior to terminating the agreement. Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Parekh is filed as an exhibit to this Annual Report on Form 20-F.

Mr. Rao’s employment agreement provides for an annual salary, variable pay, bonuses, performance-based stock compensation and other terms including employee benefits, vacation, expenses and minimum remuneration. Mr. Rao and the Company have agreed to provide each other with three months’ notice prior to terminating the agreement. Mr. Rao may be entitled to severance benefits depending on the circumstances of his termination of employment. Mr. Rao’s employment agreement has been filed previously with the Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons’ services as our director or officer, expenses in relation to public relation consultation if required. The form of indemnification agreements for directors and officers has been filed previously with the Annual Report on Form 20-F.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under the recently amended regulations, foreign direct investment in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares cannot be less than the higher of:

a.	the average of the weekly high and low of the volume weighted average price of equity shares on a stock exchange during the 26 weeks prior to the relevant date; or
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

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a foreign portfolio investor (FPI) with the SEBI; or (b) a person resident outside India who is a citizen of India (NRIs) or (c) a person resident outside India who is registered as an overseas citizen of India cardholder under the Citizenship Act, 1955 (OCIs);

The conditions prescribed for investment by a non-resident on the stock exchange under the foreign direct investment scheme pursuant to the above, are as follows:

i.	The non-resident investor should have already acquired and continues to hold control in accordance with the Takeover Code;
ii.	The amount of consideration for transfer of shares to non-resident consequent to purchase on the stock exchange may be paid as below:
a.	by way of inward remittance through banking channels, or
b.	by way of debit to the NRE / FCNR (B) / escrow account maintained in accordance with the Foreign Exchange Management (Deposit) Regulations, 2016;
c.

the consideration amount may also be paid out of the dividend payable by Indian investee company, in which the said non-resident holds control as (i) above, provided the right to receive dividend is established and the dividend amount has been credited to special non-resident rupee account (SNRR) opened in terms of Foreign Exchange Management (Deposit) Regulations, 2016 for acquisition of shares on the recognized stock exchange;

iii.

The original and resultant investments are in line with the extant foreign direct investment policy and the regulations under the Foreign Exchange Management Act, 1999 in respect of sectoral cap, entry route, reporting requirement, documentation, etc.

Transfers of shares or convertible debentures of the company, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions. However, for sectors in which foreign direct investment requires prior Government approval (foreign direct investment in the information technology sector does not require prior Government approval), approval from the Government of India will be required for a transfer between two non-residents.

Investment by Non-Resident Indians and OCIs

NRIs or OCIs are permitted to purchase or sell capital instruments1 of a listed Indian company on repatriation basis, on a recognized stock exchange in India. An NRI or OCI can purchase up to 5% of the paid-up equity capital on a fully diluted basis or should not exceed 5% percent of the paid-up value of each series of debentures or preference shares or warrants issued by an Indian company, subject to the condition that the total holdings of all NRIs and OCIs together does not exceed 10% of the paid-up value of each series of debentures or preference shares or warrants. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations

Investment by Foreign Portfolio Investors

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

[1]

Regulation 2(4) of the Foreign Exchange (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 define ‘Capital Instruments’ to mean "equity shares, debentures, preference shares and share warrants issued by an Indian company; Explanation:

•

 Equity shares issued in accordance with the provisions of the Companies Act, 2013 shall include equity shares that have been partly paid. The expression ‘Debentures’ means fully, compulsorily and mandatorily convertible debentures. ‘Preference shares’ means fully, compulsorily and mandatorily convertible preference shares. Share Warrants are those issued by an Indian Company in accordance with the Regulations issued by the Securities and Exchange Board of India. Capital instruments can contain an optionality clause subject to a minimum lock-in period of one year or as prescribed for the specific sector, whichever is higher, but without any option or right to exit at an assured price.

•

 Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue. Twenty-five percent of the total consideration amount (including share premium, if any), shall be received upfront.

•	In case of share warrants at least twenty-five percent of the consideration shall be received upfront and the balance amount within eighteen months of issuance of share warrants.
•

 Capital instruments shall include non-convertible/ optionally convertible/ partially convertible preference shares issued as on and up to April 30, 2007 and optionally convertible/ partially convertible debentures issued up to June 7, 2007 till their original maturity. Non-convertible/ optionally convertible/ partially convertible preference shares issued after April 30, 2007 shall be treated as debt and shall conform to External Commercial Borrowings guidelines regulated under Foreign Exchange Management (Borrowing and Lending in Foreign Exchange) Regulations, 2000."

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
p.	such other instruments specified by the Securities and Exchange Board of India from time to time

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10% of the total issued capital of the company. Pursuant to a recent amendment to the foreign investment regime in India, if the investment made by a person resident outside India in a listed Indian company is less than 10% of the post issue paid-up equity share capital (on a fully diluted basis) of such listed Indian company or less than 10% of the paid up value of each series of capital instruments of such listed Indian company, such investment would be categorized as foreign portfolio investment.  However, there is a distinction between such foreign portfolio investment and investment by an entity registered with SEBI as a foreign portfolio investor. In other words, all investments by a SEBI registered FPI will necessarily be categorized as foreign portfolio investments, however investments by entities not registered as FPI with SEBI can also be categorized as ‘foreign portfolio investments’ if it is within the prescribed limits.  Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investor by virtue of their investment manager being appropriately regulated, may issue subscribe to, or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate foreign regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure any transfer of any offshore derivative instrument issued by or on behalf of it is made to persons who fulfill the above requirements. Further, prior consent of the FPI issuing the offshore derivative instrument is obtained for a transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

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

The recently notified Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017 (notified vide Notification No. FEMA. 20 (R)/2017-RB dated November 07, 2017) provides that an FPI may purchase capital instruments of a listed Indian company on a recognized stock exchange in India through public offer/ private placement, subject to the individual and aggregate limits and the conditions specified. Further, under the FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 1998. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

As per the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017, the total holding of each FPI shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holding of all FPIs put together shall not exceed 24% of the paid up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. If the total holding of an FPI increases to 10% or more of the total paid-up equity capital on a fully diluted basis or 10% or more of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company, subject to the conditions specified by SEBI and the RBI, the total investment made by such FPI shall be re-classified as foreign direct investment and the reporting requirements prescribed under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017 should be complied with accordingly.

The aggregate investment limits of 24% mentioned above can also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders and subject to prior notification to RBI. Portfolio investment, up to aggregate foreign investment level of 49% or sectoral / statutory cap, whichever is lower, will not be subject to either Government approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and/ or control of Indian entities from resident Indian citizens to non-resident entities. An FPI may invest in government securities and corporate debt subject to limits specified by the RBI and SEBI from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by the SEBI from time to time.

The explanatory notes to the Finance Act, 2017, dated February 15, 2018, provide that section 9 of the Income Tax Act has been amended so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012 but before the April 01, 2015. This amendment takes effect retrospectively from April 01, 2012 and will, accordingly, apply from assessment year 2012-13 and subsequent assessment years. Section 9 of the Income Tax Act has been further amended so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the FPI Regulations, made under the Securities and Exchange Board of India Act, 1992, as these entities are regulated and broad based.

ADSs

Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

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

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. The effective rate of DDT payable by the company is currently 20.3576%. This has increased to 20.5553% based on amendment through the Finance Act 2018 replacing the existing Education and Secondary and Higher Education cess at 3% with the ‘Health and Education cess’ at 4%. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Further the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of ₹1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding ₹1,000,000.

Minimum Alternate Tax. Section 115JA of the Income Tax Act (“the Act”) which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternate Tax, or MAT. Effective April 1, 2000, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under section 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability.

The Finance Act, 2015 had increased the surcharge to 12% from 10% which has resulted in the increase in the effective rate of MAT to 21.3416% from 20.9605%. Further the Finance Act, 2018 discontinued the Education Cess and Secondary and Higher education Cess of 2% and 1% respectively and introduced a new Cess by  the name Health and Education Cess at the rate of 4%, Consequently the effective rate of MAT has increased to 21.5488% from 21.3416%.

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

•

Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, shall be exempt from Tax. The Finance Act 2017 has amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. However, the gains till January 31, 2018 is grandfathered; and

•

Any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding ₹10,000,000 but not exceeding ₹100,000,000 is 7% and in the case of domestic companies whose total taxable income is greater than ₹100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹10,000,000 but does not exceed ₹100,000,000 and it is 5% if the total taxable income of the foreign company exceeds ₹100,000,000.

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

It is unclear whether section 115AC of Income Tax Act and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

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

•	a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over ₹1,000,000.

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Act’), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent. However, as per the provisions of Section 196D (2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback. In case non-resident FPIs, section 196D (2) of the Income Tax Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs Indian companies would be required to deduct tax at source (including applicable surcharge and cess) on any sum chargeable to tax under section 195(1) of the Income Tax Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Income Tax Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate.  Further in case of buy back of unlisted securities as per section 115QA of the Income Tax Act, domestic companies are subject to tax on buy back of unlisted securities. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided. For tax implications related to the buyback for non-resident shareholders refer to the document ‘tax implications related to the buyback for non-resident shareholders’ which is filed as an exhibit to the Annual Report on Form 20-F.

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

Goods and Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to GST of 18% with effect from 1st July, 2017. The stock broker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. In Erstwhile service tax regime, the service tax rate was 15% inclusive of all cess.

Material U.S. Federal Income and Estate Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are individuals who are citizens or residents of the United States; corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof (or the District of Columbia); estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

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

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash (or the fair market value of any other property) with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles; therefore, U.S. holders should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is or has been a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or in the preceding taxable year. The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. In addition, it is unclear whether our shares will be considered readily tradeable for this purpose.  Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2018. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

ii.	a fee not in excess of U.S.$0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;
iii.	a fee not in excess of U.S.$0.02 per ADS for each cash distribution pursuant to the deposit agreement;
iv.	a fee not in excess of U.S.$0.02 per ADS is charged for each stock dividend or other free/bonus distribution of the underlying deposited securities distributed in the form of ADSs;

v.	an annual fee not in excess of $U.S.$0.02 per ADS for the operation and maintenance costs in administering the ADSs; and
vi.

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

v.	fees and expenses of the depositary incurred in connection with compliance with regulatory requirements applicable to ADSs or the underlying deposited securities; and
vi.

fees and expenses incurred by the depositary or its agents in connection with the servicing of the ADSs or the underlying deposited securities, the sale of securities, the delivery of the underlying deposited securities or otherwise in connection with the depositary's or the custodian's compliance with applicable laws, rules or regulations.

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

Fees and other payments made by the depositary

During fiscal 2018, expenses in an aggregate amount of approximately $80,255 have been borne by the depositary in relation to our ADS program, including approximately:

•

$63,259 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•

$2,625 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports, $14,371towards payments made to Thomson Reuters as the annual subscription fee for Reuters Knowledge, a web-based information and analytics tool.

For the year ended March 31, 2018, pursuant to the Deposit agreement dated March 10, 1999, second amended and restated on June 28, 2017, the Depositary has made payments to Infosys totaling to approximately $9 million (post deduction of withholding tax) for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, production of investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we are required to repay to the Depositary amounts reimbursed in prior periods.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2018.

Our independent registered public accounting firm, Deloitte Haskins and Sells, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited and subsidiaries (“Infosys Limited” or the “Group”) as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2018, of the Group and our report dated July 19, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

July 19, 2018

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. D. Sundaram is a member of our Board and is a member of its Audit Committee and its Chairperson. Mr. Sundaram is an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F and is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our Board on January 12, 2018 adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The Code of Conduct and Ethics is filed as an exhibit to this Annual Report on Form 20-F.

Our Whistleblower Policy has been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2018 and 2017:

	(Dollars in millions)
Type of Service	Fiscal 2018	Fiscal 2017*	Description of Services
(a) Audit Fees	1.5	1.8	Audit and review of financial statements
(b) Tax fees	0.5	0.1	Tax returns, filing and advisory services
(c) All Other Fees	-	0.2	Other advisory services
Total	2.0	2.1

*Fees for fiscal 2017 are paid to KPMG, our principal accountant for fiscal 2017.

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

Not Applicable

Item 16G. Corporate Governance

Section 303A of the Listed Company Manual of the NYSE provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Section 303A of the NYSE Listed Company Manual, provided that such foreign private issuer must:

1.	have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;
2.

disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards in its annual reports filed with the SEC on Form 20-F;

3.	promptly notify the NYSE of non-compliance with Section 303A of the NYSE Listed Company Manual; and
4.	comply with the NYSE’s annual and interim certification requirements.

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

Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

1.

The SEBI Listing Obligation and Disclosure Requirement (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2018, our Board consists of nine members, a non-executive and non-independent Chairman, two of whom are executive or whole-time directors, while the remaining eight are independent directors.

2.

The SEBI LODR requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

3.	Criteria for determining the independence of directors also differs between the NYSE listing standards and the SEBI LODR. However, we follow the criteria prescribed under both jurisdictions.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and shareholders of Infosys Limited

In connection with the March 31, 2018 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India July 19, 2018	D. Sundaram Chairperson and Audit Committee Financial Expert	Dr. Punita Kumar-Sinha Member, Audit Committee	Roopa Kudva Member, Audit Committee

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

Deloitte Haskins & Sells LLP and KPMG, respectively, have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the year ended March 31, 2018 and for the two-year period ended March 31, 2017, respectively.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India July 19, 2018	M. D. Ranganath Chief Financial Officer	U. B. Pravin Rao Chief Operating Officer and Whole-time Director	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Infosys Limited and subsidiaries (“Infosys Limited” or “Group” ) as of March 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended March 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 19, 2018, expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis of Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

July 19, 2018

We have served as the Company's auditor since fiscal 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Infosys Limited:

We have audited the accompanying consolidated balance sheet of Infosys Limited and subsidiaries as of March 31, 2017, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Limited and subsidiaries as of March 31, 2017, and the results of their operations and their cash flows for each of the years in the two‑year period ended March 31, 2017, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

/s/ KPMG

Bengaluru, India

June 12, 2017

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2018	2017
ASSETS
Current assets
Cash and cash equivalents	2.1	3,041	3,489
Current investments	2.2	982	1,538
Trade receivables		2,016	1,900
Unbilled revenues		654	562
Prepayments and other current assets	2.4	662	749
Derivative financial instruments	2.3	2	44
		7,357	8,282
Assets held for sale	2.9	316	–
Total current assets		7,673	8,282
Non-current assets
Property, plant and equipment	2.7	1,863	1,807
Goodwill	2.8	339	563
Intangible assets	2.8	38	120
Investment in associate	2.19	–	11
Non-current investments	2.2	883	984
Deferred income tax assets	2.17	196	83
Income tax assets	2.17	931	881
Other non-current assets	2.4	332	123
Total non-current assets		4,582	4,572
Total assets		12,255	12,854
LIABILITIES AND EQUITY
Current liabilities
Trade payables		107	57
Derivative financial instruments	2.3	6	–
Current income tax liabilities	2.17	314	599
Client deposits		6	5
Unearned revenues		352	274
Employee benefit obligations		218	209
Provisions	2.6	75	63
Other current liabilities	2.5	1,036	954
		2,114	2,161
Liabilities directly associated with assets held for sale	2.9	50	–
Total current liabilities		2,164	2,161
Non-current liabilities
Deferred income tax liabilities	2.17	82	32
Employee benefit obligations		7	–
Other non-current liabilities	2.5	42	24
Total liabilities		2,295	2,217
Equity
Share capital – ₹5/- ($0.16) par value 2,400,000,000 (2,400,000,000) authorized equity shares, issued and outstanding 2,173,312,301 (2,285,655,150) equity shares fully paid up, net of 10,801,956 (11,289,514) treasury shares each as of March 31, 2018 (March 31, 2017), respectively		190	199
Share premium		247	587
Retained earnings		11,587	12,190

Cash flow hedge reserve		–	6
Other reserves		244	–
Capital redemption reserve		9	–
Other components of equity		(2,317)	(2,345)
Total equity attributable to equity holders of the company		9,960	10,637
Non-controlling interests		–	–
Total equity		9,960	10,637
Total liabilities and equity		12,255	12,854
Commitments and contingent liabilities	2.6, 2.7, 2.17 and 2.21

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2018	2017	2016
Revenues	2.10	10,939	10,208	9,501
Cost of sales		7,001	6,446	5,950
Gross profit		3,938	3,762	3,551
Operating expenses:
Selling and marketing expenses		552	535	522
Administrative expenses		727	707	654
Total operating expenses		1,279	1,242	1,176
Operating profit		2,659	2,520	2,375
Other income, net	2.9 and 2.14	495	459	476
Share in associate's profit/ (loss), including impairment	2.19	(11)	(5)	–
Profit before income taxes		3,143	2,974	2,851
Income tax expense	2.17	657	834	799
Net profit		2,486	2,140	2,052
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability / asset, net	2.12 and 2.17	9	(7)	(2)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	2.3	–	(5)	–
Equity instruments through other comprehensive income, net	2.2 and 2.17	1	(1)	–
		10	(13)	(2)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.17	–	(2)	6
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.17	(6)	6	–
Foreign currency translation		18	198	(436)
		12	202	(430)
Total other comprehensive income, net of tax		22	189	(432)
Total comprehensive income		2,508	2,329	1,620
Profit attributable to:
Owners of the company		2,486	2,140	2,052
Non-controlling interests		–	–	–
		2,486	2,140	2,052
Total comprehensive income attributable to:
Owners of the company		2,508	2,329	1,620
Non-controlling interests		–	–	–
		2,508	2,329	1,620
Earnings per equity share
Basic ($)		1.10	0.94	0.90
Diluted ($)		1.10	0.94	0.90
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		2,255,332,322	2,285,639,447	2,285,616,160
Diluted		2,257,573,870	2,286,396,745	2,285,718,894

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2015	1,142,805,132	109	659	10,090	–	–	–	(2,096)	8,762
Changes in equity for the year ended March 31, 2016
Shares issued on exercise of employee stock options (Refer to note 2.16)	10,824	–	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue (1) (Refer to Note 2.13)	1,142,805,132	90	–	–	–	–	–	–	90
Amount utilized for bonus issue (1) (Refer to Note 2.13)	–	–	(90)	–	–	–	–	–	(90)
Transfer to other reserves (Refer note 2.13)	–	–	–	(89)	89	–	–	–	–
Transfer from other reserves on utilization (Refer note 2.13)	–	–	–	89	(89)	–	–	–	–
Employee stock compensation expense (Refer to note 2.16)	–	–	1	–	–	–	–	–	1
Fair valuation of investments (Refer note 2.2 and 2.17) *	–	–	–	–	–	–	–	6	6
Re–measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17	–	–	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(1,059)	–	–	–	–	(1,059)
Net profit	–	–	–	2,052	–	–	–	–	2,052
Foreign currency translation	–	–	–	–	–	–	–	(436)	(436)
Balance as of March 31, 2016	2,285,621,088	199	570	11,083	–	–	–	(2,528)	9,324
Changes in equity for the year ended March 31, 2017
Cumulative impact of Reversal of unrealized gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.3)	–	–	–	–	–	–	–	(5)	(5)

Shares issued on exercise of employee stock options (Refer to note 2.16)	34,062	–	–	–	–	–	–	–	–
Transfer to other reserves (Refer note 2.13)	–	–	–	(142)	142	–	–	–	–
Transfer from other reserves on utilization (Refer note 2.13)	–	–	–	142	(142)	–	–	–	–
Employee stock compensation expense (Refer to note 2.16)	–	–	17	–	–	–	–	–	17
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.17)	–	–	–	–	–	–	6	–	6
Equity instruments through other comprehensive income *(Refer note 2.2 and 2.17)	–	–	–	–	–	–	–	(1)	(1)
Fair valuation of investments (Refer note 2.2 and 2.17)*	–	–	–	–	–	–	–	(2)	(2)
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17)	–	–	–	–	–	–	–	(7)	(7)
Dividends (including corporate dividend tax)	–	–	–	(1,033)	–	–	–	–	(1,033)
Net Profit	–	–	–	2,140	–	–	–	–	2,140
Foreign currency translation	–	–	–	–	–	–	–	198	198
Balance as of March 31, 2017	2,285,655,150	199	587	12,190	–	–	6	(2,345)	10,637
Changes in equity for the year ended March 31, 2018
Shares issued on exercise of employee stock options (Refer to note 2.16)	700,629	–	1	–	–	–	–	–	1
Transfer to other reserves	–	–	–	(340)	340	–	–	–	–
Transfer from other reserves on utilization	–	–	–	96	(96)	–	–	–	–
Employee stock compensation expense (Refer to note 2.16)	–	–	12	–	–	–	–	–	12
Amount paid upon buyback* (Refer note 2.13)	(113,043,478)	(9)	(346)	(1,680)	–	–	–	–	(2,035)
Transaction costs related to buyback* (Refer note 2.13)	–	–	(7)	–	–	–	–	–	(7)
Amount transferred to capital redemption reserve upon Buyback (Refer note 2.13)	–	–	–	(9)	–	9	–	–	–

Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.17)	–	–	–	–	–	–	(6)	–	(6)
Equity instruments through other comprehensive income* (Refer note 2.2 and 2.17)	–	–	–	–	–	–	–	1	1
Fair valuation of investments (Refer note 2.2 and 2.17) *	–	–	–	–	–	–	–	–	–
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17)	–	–	–	–	–	–	–	9	9
Dividends (including corporate dividend tax)	–	–	–	(1,156)	–	–	–	–	(1,156)
Net profit	–	–	–	2,486	–	–	–	–	2,486
Foreign currency translation	–	–	–	–	–	–	–	18	18
Balance as of March 31, 2018	2,173,312,301	190	247	11,587	244	9	–	(2,317)	9,960

*	net of taxes
(1)	net of treasury shares
(2)	excludes treasury shares of 10,801,956 as of March 31, 2018, 11,289,514 as of March 31, 2017 and 11,323,576 as of March 31, 2016 and 5,667,200 April 1, 2015, held by consolidated trust

The accompanying notes form an integral part of the consolidated financial statements

Infosys Limited and subsidiaries

Consolidated Statements of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to IAS 7:

Effective April 1, 2017, the Group adopted the amendment to IAS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material impact on the consolidated financial statements.

(Dollars in millions)
For the years ended March 31,	Note	2018	2017	2016
Operating activities:
Net profit		2,486	2,140	2,052
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 and 2.8	289	254	222
Interest and dividend income		(129)	(51)	(27)
Income tax expense	2.17	657	834	799
Effect of exchange rate changes on assets and liabilities		3	6	10
Deferred consideration pertaining to acquisition	2.9	–	–	23
Impairment loss on financial assets		5	20	(7)
Reduction in fair value of Disposal Group held for sale	2.9	18	–	–
Share in net profit/(loss) of associate, including impairment		11	5	–
Stock compensation expense		13	17	1
Other adjustments		(20)	7	25
Changes in working capital
Trade receivables and unbilled revenues		(237)	(260)	(252)
Prepayments and other assets		(58)	(70)	(220)
Trade payables		51	(3)	37
Client deposits		1	1	–
Unearned revenues		104	66	43
Other liabilities and provisions		122	(24)	48
Cash generated from operations		3,316	2,942	2,754
Income taxes paid	2.17	(1,059)	(843)	(892)
Net cash provided by operating activities		2,257	2,099	1,862
Investing activities:
Expenditure on property, plant and equipment		(310)	(411)	(413)
Loans to employees		4	4	(11)
Payment for acquisition of business, net of cash acquired	2.9	(4)	–	(117)
Payment of contingent consideration pertaining to acquisition of business		(5)	(5)	–
Deposits placed with corporation		(20)	(25)	(22)
Interest and dividend received		67	32	26
Investment in quoted debt securities		(16)	(638)	(46)
Redemption of quoted debt securities		18	1	–
Proceeds from sale of equity and preference securities		5	–	–
Investment in equity and preference securities		(4)	(10)	(12)
Investment in others		(4)	(4)	(3)
Investment in certificates of deposit		(1,032)	(1,167)	–
Redemption of certificates of deposit		1,503	–	–
Investment in commercial papers		(45)	–	–
Investment in liquid mutual funds and fixed maturity plan securities		(9,628)	(8,083)	(3,676)
Redemption of liquid mutual funds and fixed maturity plan securities		9,953	7,759	3,800
Net cash used in investing activities		482	(2,547)	(474)
Financing activities:
Buyback of shares including transaction cost		(2,042)	–	–
Shares issued on exercise of employee stock options		1	–	–

Payment of dividends (including corporate dividend tax)		(1,156)	(1,032)	(1,059)
Net cash used in financing activities		(3,197)	(1,032)	(1,059)
Net increase/(decrease) in cash and cash equivalents		(458)	(1,480)	329
Effect of exchange rate changes on cash and cash equivalents		18	34	(253)
Cash and cash equivalents at the beginning	2.1	3,489	4,935	4,859
Cash and cash equivalents at the end	2.1	3,049	3,489	4,935
Supplementary information:
Restricted cash balance	2.1	82	88	74

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the “Group”.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris.

On July 5, 2018, the Company voluntarily delisted its ADS from Euronext London and Euronext Paris due to low average daily trading volume of its ADS on these exchanges. Infosys ADSs will continue to be listed on the NYSE and investors can continue to trade their ADSs on the New York Stock Exchange.

The Group's consolidated financial statements are authorized for issue by the Company's Board of Directors on July 19, 2018.

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

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

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

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgements

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

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (Refer to Note 2.17).

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

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to Note 2.8 and 2.9).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.7).

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

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note 2.8).

f. Disposal groups held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs. In estimating the fair value, material events and developments, including progress on negotiations subsequent to Balance Sheet date, have been considered. (Refer to Note 2.9).

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

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

On completion of evaluation of the effect of adoption of IFRS 15, the Group has decided to use the cumulative catch-up transition method and accordingly comparatives for the year ending or ended March 31, 2018 and March 31, 2017 will not be retrospectively adjusted. The effect on adoption of IFRS 15 is insignificant on the financial statements.

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

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is currently evaluating the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration:

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group has elected to adopt IFRIC 22 prospectively on April 1, 2018. The effect on account of adoption of IFRIC 22 on the financial statements is insignificant.

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on the consolidated financial statements.

Amendment to IAS 19 – Plan amendment, curtailment or settlement- On 7 February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•

to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, though early application is permitted. The Group is evaluating the effect of this amendment on the consolidated financial statements and the impact is not expected to be material.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Cash and bank deposits	2,021	2,296
Deposits with financial institutions	1,020	1,193
	3,041	3,489
Cash and cash equivalents included under assets classified as held for sale (Refer note no 2.9)	8	—
	3,049	3,489

Cash and cash equivalents as of March 31, 2018 and March 31, 2017 include restricted cash and bank balances of $82 million and $88 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Group, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

Refer note 2.3 for accounting policies on financial instruments.

The table below provides details of cash and cash equivalents:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Current accounts
ANZ Bank, Taiwan	1	–
Banamex Bank, Mexico (U.S. Dollar account)	2	1
Bank of America, USA	180	159
Bank of America, Mexico	4	8
Bank of Zachodni WBK S.A., Poland	3	1
Barclays Bank, UK	6	–
Bank Leumi, Israel (Israeli Sheqel account)	–	2
BNP Paribas Bank, Norway	14	3
China Merchants Bank, China	1	1
Citibank N.A., Australia	34	3
Citibank N.A., Brazil	2	5
Citibank N.A., China	18	10
Citibank N.A., China (U.S. Dollar account)	1	2
Citibank N.A., Costa Rica	–	1
Citibank N.A., Dubai	1	–
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Citibank N.A., Hungary	1	–
Citibank N.A., Japan	3	2
Citibank N.A., New Zealand	2	2
Citibank N.A., Portugal	1	–
Citibank N.A., Singapore	1	–
Citibank N.A., South Africa	5	2
Citibank N.A., USA	1	12
Commerzbank, Germany	–	3
Deutsche Bank, Belgium	4	2
Deutsche Bank, Malaysia	1	1
Deutsche Bank, Czech Republic	2	1
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (U.S. dollar account)	–	5
Deutsche Bank, France	3	1
Deutsche Bank, Germany	16	8
Deutsche Bank, India	7	2
Deutsche Bank, Netherlands	2	–
Deutsche Bank, Philippines	4	1
Deutsche Bank, Philippines (U.S. dollar account)	1	1
Deutsche Bank, Poland (PLN account)	3	2
Deutsche Bank, Poland (Euro account)	1	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Russia (U.S. dollar account)	1	–
Deutsche Bank, Singapore	3	1
Deutsche Bank, Switzerland	5	1
Deutsche Bank, United Kingdom	12	4
Deutsche Bank-EEFC (Australian Dollar account)	–	6
Deutsche Bank-EEFC (Euro account)	5	4
Deutsche Bank-EEFC (U.S. dollar account)	5	12
Deutsche Bank-EEFC, India (United Kingdom Pound Sterling account)	1	2

Deutsche Bank, USA	–	2
ICICI Bank	8	8
ICICI Bank-EEFC, India (U.S. dollar account)	6	1
ICICI Bank-EEFC, (United Kingdom pound sterling account)	2	–
HSBC Bank, United Kingdom	1	–
ICICI Bank - Unpaid dividend account	3	2
Nordbanken, Sweden	8	5
Raiffeisen Bank, Czech Republic	1	1
Raiffeisen Bank, Romania	–	1
Royal Bank of Canada, Canada	26	13
State Bank of India, India	–	1
Punjab National Bank, India	2	1
Silicon Valley Bank, USA	–	1
Silicon Valley Bank (Euro account)	–	3
Splitska Banka D.D., Societe Generale Group, Croatia	1	–
Union Bank of Switzerland, AG (Euro account)	–	1
Wells Fargo Bank N.A., USA	–	5
	418	318

Deposit accounts
Axis Bank, India	–	181
Bank BGZ BNP Paribas S.A	22	28
Barclays Bank	31	127
Canara Bank, India	36	40
Citibank, India	35	26
Deutsche Bank, AG	4	–
Deutsche Bank, Poland	32	11
HDFC Bank, India	383	72
HSBC Bank	–	77
ICICI Bank, India	568	751
IDBI Bank, India	38	270
IDFC Bank	230	31
Indusind Bank, India	154	29
Kotak Mahindra Bank, India	–	83
South Indian Bank, India	69	69
Standard Chartered Bank	–	77
Syndicate Bank, India	–	8
Yes Bank, India	1	98
	1,603	1,978
Deposits with financial institution
HDFC Limited, India	836	1,085
LIC Housing Finance Limited	184	108
	1,020	1,193
Total	3,041	3,489

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Current investments
Amortized cost:
Quoted debt securities
Cost	–	2
Fair value through profit and loss:
Liquid mutual funds
Fair value	12	278
Fixed maturity plan securities
Fair value	–	23
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	117	16
Commercial paper
Fair value	45	–
Certificates of deposit
Fair value	808	1,219
	982	1,538
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	291	293
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	493	597
Unquoted equity and preference securities
Fair value	21	25
Fair value through profit and loss:
Unquoted convertible promissory note
Fair value	2	1
Fixed maturity plan securities
Fair value	66	63
Others:
Fair value	10	5
	883	984
Total Investments	1,865	2,522
Investment carried at amortized cost	291	295
Investments carried at fair value through other comprehensive income	1,484	1,857
Investments carried at fair value through profit and loss	90	370

Note:	Uncalled capital commitments outstanding as of March 31, 2018 and March 31, 2017 was $12 million and $18 million, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2018
	Gross	Tax	Net
Quoted debt securities	(2)	–	(2)
Certificate of deposits	3	(1)	2
Unquoted equity and preference securities	1	–	1

Net gain / (loss) on	Year ended March 31, 2017
	Gross	Tax	Net
Quoted debt securities	(1)	–	(1)
Certificate of deposits	(1)	–	(1)
Unquoted equity and preference securities	(1)	–	(1)

Net gain / (loss) on	Year ended March 31, 2016
	Gross	Tax	Net
Quoted debt securities	7	(1)	6

Method of fair valuation:

(Dollars in millions)
		Fair value
		As at March 31
Class of investment	Method	2018	2017
Liquid mutual funds	Quoted price	12	278
Fixed Maturity Plan securities	Market observable inputs	66	86
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	330	334
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	610	613
Commercial paper	Market observable inputs	45	–
Certificate of deposits	Market observable inputs	808	1,219
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	21	25
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model	2	1
Others	Discounted cash flows method, Market multiples method, Option pricing model	10	5
		1,904	2,561

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting policy

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

The group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

•	Financial assets carried at amortized cost
•	Financial assets fair valued through other comprehensive income
•	Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated and the cumulative impact of $5 million has been recorded in other comprehensive income for the year ended March 31, 2017.

2.3.1 Initial recognition

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

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to the statement of comprehensive income.

2.3.3 Derecognition of financial instruments

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

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flows, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2018 were as follows:

(Dollars in millions)
	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,041	–	–	–	–	3,041	3,041
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	12	–	–	12	12
Fixed maturity plan securities	–	–	66	–	–	66	66
Quoted debt securities	291	–	–	–	610	901	940(1)
Certificates of deposit	–	–	–	–	808	808	808
Commercial paper	–	–	–	–	45	45	45
Unquoted equity and preference securities	–	–	–	21	–	21	21
Unquoted investments others	–	–	10	–	–	10	10
Unquoted convertible promissory note	–	–	2	–	–	2	2
Trade receivables	2,016	–	–	–	–	2,016	2,016
Unbilled revenues	654	–	–	–	–	654	654
Prepayments and other assets (Refer to Note 2.4)	456	–	–	–	–	456	443(2)
Derivative financial instruments	–	–	–	–	2	2	2
Total	6,458	–	90	21	1,465	8,034	8,060
Liabilities:
Trade payables	107	–	–	–	–	107	107
Derivative financial instruments	–	–	6	–	–	6	6
Other liabilities including contingent consideration (Refer note 2.5)	836	–	8	–	–	844	844
Total	943	–	14	–	–	957	957

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(Dollars in millions)
	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,489	–	–	–	–	3,489	3,489
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plan securities	–	–	86	–	–	86	86
Quoted debt securities	295	–	–	–	613	908	947(1)
Certificates of deposit	–	–	–	–	1,219	1,219	1,219
Unquoted equity and preference securities:	–	–	–	25	–	25	25
Unquoted investments others	–	–	5	–	–	5	5
Unquoted convertible promissory note:	–	–	1	–	–	1	1
Trade receivables	1,900	–	–	–	–	1,900	1,900
Unbilled revenues	562	–	–	–	–	562	562
Prepayments and other assets (Refer to Note 2.4)	410	–	–	–	–	410	397(2)
Derivative financial instruments	–	–	36	–	8	44	44
Total	6,656	–	406	25	1,840	8,927	8,953
Liabilities:
Trade payables	57	–	–	–	–	57	57
Other liabilities including contingent consideration	768	–	13	–	–	781	781
Total	825	–	13	–	–	838	838

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2018:

(Dollars in millions)
	As of March 31, 2018	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	12	12	–	–
Investments in fixed maturity plans (Refer Note 2.2)	66	–	66	–
Investments in quoted debt securities (Refer to Note 2.2)	940	701	239	–
Investments in certificate of deposit (Refer Note 2.2)	808	–	808	–
Investments in commercial paper (Refer Note 2.2)	45	–	45	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	21	–	–	21
Investment in unquoted investments others (Refer Note 2.2)	10	–	–	10
Investments in unquoted convertible promissory note (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	2	–	2	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	6	–	6	–
Liability towards contingent consideration (Refer note 2.5)*	8	–	–	8

*	Includes $3 million pertaining to Brilliant Basics discounted at 10%.

During the year ended March 31, 2018, quoted debt securities of $130 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $276 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

Fair value hierarchy of assets and liabilities as of March 31, 2017:

(Dollars in millions)
	As of March 31, 2017	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	–	–
Investments in fixed maturity plans (Refer Note 2.2)	86	–	86	–
Investments in quoted debt securities (Refer to Note 2.2)	947	565	382	–
Investments in certificate of deposit (Refer Note 2.2)	1,219	–	1,219	–
Investments in unqouted equity and preference securities (Refer to Note 2.2)	25	–	–	25
Investment in unquoted investments others (Refer Note 2.2)	5	–	–	5
Investments in unqouted convertible promissory note (Refer to Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	44	–	44	–
Liabilities
Liability towards contingent consideration (Refer note 2.5)*	13	–	–	13

*	Discounted $14 million at 14.2%.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Interest income on financial assets carried at amortized cost	260	352	402
Interest income on financial assets fair valued through other comprehensive income	106	28	–
Dividend income on investments carried at fair value through profit or loss	1	4	10
Gain / (loss) on investments carried at fair value through profit or loss	39	18	–
	406	402	412

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

The following table analyzes foreign currency risk from financial instruments as of March 31, 2018:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	197	33	23	54	183	490
Trade receivables	1,276	269	129	121	120	1,915
Unbilled revenues	356	98	46	24	57	581
Other assets	49	4	4	2	15	74
Trade payables	(42)	(12)	(17)	(5)	(9)	(85)
Accrued expenses	(166)	(29)	(17)	(9)	(23)	(244)
Employee benefit obligations	(88)	(13)	(4)	(28)	(20)	(153)
Other liabilities	(97)	(21)	(12)	(5)	(49)	(184)
Net assets / (liabilities)	1,485	329	152	154	274	2,394

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	206	20	6	28	108	368
Trade receivables	1,287	192	119	87	108	1,793
Unbilled revenues	376	68	50	19	47	560
Other assets	65	15	7	6	15	108
Trade payables	(18)	(5)	(2)	(1)	(24)	(50)
Accrued expenses	(147)	(33)	(22)	(6)	(23)	(231)
Employee benefit obligations	(86)	(13)	(3)	(23)	(19)	(144)
Other liabilities	(96)	(17)	(7)	(3)	(43)	(166)
Net assets / (liabilities)	1,587	227	148	107	169	2,238

For the years ended March 31, 2018, 2017 and 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50%, 0.50% and 0.50%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)
	As of
	March 31, 2018	March 31, 2017
Derivatives designated as cash flow hedges
Forward contracts
In Euro	–	95
In United Kingdom Pound Sterling	–	40
In Australian dollars	–	130
Option Contracts
In Australian dollars	60	–
In Euro	100	40
In United Kingdom Pound Sterling	20	–
Other derivatives
Forward contracts
In Australian dollars	5	35
In Canadian dollars	20	–
In Euro	91	114
In Japanese Yen	550	–
In New Zealand dollars	16	–
In Norwegian Krone	40	–
In Singapore dollars	5	5
In South African Rand	25	–
In Swedish Krona	50	50
In Swiss Franc	21	10
In U.S. Dollars	623	526
In United Kingdom Pound Sterling	51	75
Option contracts
In Australian dollars	20	–
In Canadian dollars	–	13
In Euro	45	25
In Swiss Franc	5	–
In U.S. Dollars	320	195
In United Kingdom Pound Sterling	25	30

The Group recognized a net gain of less than $1 million, $89 million and $4 million on derivative financial instruments for the year ended March 31, 2018, 2017 and 2016, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Not later than one month	434	355
Later than one month and not later than three months	701	666
Later than three months and not later than one year	378	329
	1,513	1,350

During the year ended March 31, 2018 and March 31, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2018 are expected to occur and reclassified to profit or loss within 3 months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2018	Year ended March 31, 2017
Gain / (Loss)
Balance at the beginning of the period	6	–
Gain / (Loss) recognized in other comprehensive income during the period	(14)	18
Amount reclassified to profit or loss during the period	6	(10)
Tax impact on above	2	(2)
Balance at the end of the period	–	6

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of		As of
	March 31, 2018		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	3	(7)	44	–
Amount set off	(1)	1	–	–
Net amount presented in balance sheet	2	(6)	44	–

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,016 million and $1,900 million as of March 31, 2018 and March 31, 2017, respectively and unbilled revenue amounting to $654 million and $562 million as of March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

	(In %)
	Year ended March 31,
	2018	2017	2016
Revenue from top customer	3.4	3.4	3.6
Revenue from top ten customers	19.3	21.0	22.5

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2018 was $5 million and March 31, 2017 was $20 million, respectively. The reversal of allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2016 was $7 million.

Movement in credit loss allowance

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Balance at the beginning	63	44	59
Translation differences	2	(1)	(3)
Impairment loss recognized/(reversed)	5	20	(7)
Write offs	(1)	–	(5)
Balance at the end	69	63	44

The Group’s credit period generally ranges from 30-60 days.

Credit exposure

(Dollars in millions except as otherwise stated)
	As of
	March 31, 2018	March 31, 2017
Trade receivables	2,016	1,900
Unbilled revenues	654	562

Days Sales Outstanding (DSO) as of March 31, 2018 and March 31, 2017 was 67 days and 68 days respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non-convertible debentures, certificates of deposit and commercial papers.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2018, the Group had a working capital of $5,243 million including cash and cash equivalents of $3,041 million and current investments of $982 million. As of March 31, 2017, the Group had a working capital of $6,121 million including cash and cash equivalents of $3,489 million and current investments of $1,538 million.

As of March 31, 2018 and March 31, 2017, the outstanding employee benefit obligations were $225 million and $209 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2018:

				(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	107	–	–	–	107
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	836	–	–	–	836
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	6	1	1	–	8

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

				(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	57	–	–	–	57
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	763	5	–	–	768
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	7	7	–	–	14

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Current
Rental deposits	2	1
Security deposits	1	2
Loans to employees	37	42
Prepaid expenses (1)	72	68
Interest accrued and not due	117	89
Withholding taxes and others(1)	158	291
Advance payments to vendors for supply of goods (1)	18	20
Deposit with corporation	236	218
Deferred contract cost (1)	7	12
Other assets	14	6
	662	749
Non-current
Loans to employees	6	5
Security deposits	8	13
Deposit with corporation	9	7
Prepaid gratuity (Refer note 2.12.1) (1)	7	12
Prepaid expenses (1)	17	15
Deferred contract cost (1)	40	44
Withholding taxes and others (1)	219	–
Rental deposits	26	27
	332	123
	994	872
Financial assets in prepayments and other assets	456	410

(1)	Non-financial assets

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

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Current
Accrued compensation to employees	385	290
Accrued expenses	376	399
Withholding taxes and others (1)	190	189
Retention money	20	34
Liabilities of controlled trusts	21	22
Liability towards contingent consideration (Refer note 2.9)	6	7
Deferred rent (1)	4	–
Others	34	13
	1,036	954
Non-current
Liability towards contingent consideration (Refer note 2.9)	2	6
Accrued compensation to employees	–	5
Accrued gratuity (Refer note 2.12.1) (1)	4	–
Deferred income - government grant on land use rights (1)	7	6
Deferred income (1)	5	7
Deferred rent (1)	24	–
	42	24
	1,078	978
Financial liabilities included in other liabilities	844	776
Contingent consideration on undiscounted basis	8	14

(1)	Non-financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Accounting policy

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

Provisions comprise the following:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Provision for post sales client support and other provisions	75	63
	75	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2018
Balance at the beginning	63
Translation differences	–
Provision recognized / (reversed)	22
Provision utilized	(10)
Balance at the end	75

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2018 and March 31, 2017, claims against the Group, not acknowledged as debts, net of amounts paid (excluding demands from income tax authorities- Refer to Note 2.17) amounted to $40 million (₹260 crore) and $46 million (₹301 crore), respectively.

2.7 Property, plant and equipment

Accounting policy

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

Buildings	22 - 25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the statement of comprehensive income.

Impairment

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

If such assets are considered to be impaired, the impairment to be recognized in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2017	272	1,123	466	700	261	5	2,827
Additions	21	122	56	73	29	1	302
Deletions	–	–	(3)	(17)	(3)	(1)	(24)
Reclassified under held for sale (refer note 2.9)	–	–	–	(6)	(4)	–	(10)
Translation difference	(1)	2	(1)	(1)	2	–	1
Gross carrying value as of March 31, 2018	292	1,247	518	749	285	5	3,096
Accumulated depreciation as of April 1, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Depreciation	(1)	(43)	(62)	(107)	(40)	(1)	(254)
Accumulated depreciation on deletions	–	–	2	17	3	1	23
Reclassified under held for sale (refer note 2.9)	–	–	–	4	3	–	7
Translation difference	–	2	2	–	(1)	–	3
Accumulated depreciation as of March 31, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Capital work-in-progress as of March 31, 2018							311
Carrying value as of March 31, 2018	287	830	159	192	82	2	1,863
Capital work-in-progress as of April 1, 2017							303
Carrying value as of April 1, 2017	268	747	165	229	93	2	1,807

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	244	955	392	615	218	4	2,428
Additions	22	147	73	120	57	1	420
Deletions	–	–	(8)	(47)	(17)	(1)	(73)
Translation difference	6	21	9	12	3	1	52
Gross carrying value as of March 31, 2017	272	1,123	466	700	261	5	2,827
Accumulated depreciation as of April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(35)	(57)	(101)	(31)	(1)	(226)
Accumulated depreciation on deletions	–	–	5	34	14	1	54
Translation difference	–	(9)	(6)	(9)	(2)	–	(26)
Accumulated depreciation as of March 31, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Capital work-in-progress as of March 31, 2017							303
Carrying value as of March 31, 2017	268	747	165	229	93	2	1,807
Capital work-in-progress as of April 1, 2016							286
Carrying value as of April 1, 2016	241	623	149	220	69	1	1,589

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

						(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	2,257
Additions	9	68	76	168	40	1	362
Deletions	–	–	(1)	(60)	(1)	(2)	(64)
Translation difference	(15)	(53)	(20)	(28)	(10)	(1)	(127)
Gross carrying value as of March 31, 2016	244	955	392	615	218	4	2,428
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Depreciation	(1)	(33)	(49)	(84)	(24)	(1)	(192)
Accumulated depreciation on deletions	–	–	1	36	1	1	39
Translation difference	1	18	12	18	6	–	55
Accumulated depreciation as of March 31, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Capital work-in-progress as of March 31, 2016							286
Carrying value as of March 31, 2016	241	623	149	220	69	1	1,589
Capital work-in-progress as of April 1, 2015							230
Carrying value as of April 1, 2015	247	623	130	170	57	3	1,460

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $98 million and $99 million as of March 31, 2018 and March 31, 2017, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $223 million and $177 million as of March 31, 2018 and March 31, 2017, respectively.

2.8 Goodwill and intangible assets

2.8.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

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

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Carrying value at the beginning	563	568
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	5	–
Goodwill reclassified under assets held for sale (Refer note no 2.9)	(247)	–
Translation differences	18	(5)
Carrying value at the end	339	563

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Chief Operating Decision Maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

The following table presents the allocation of goodwill to operating segments:

(Dollars in millions)
Segments	As of March 31,
	2018	2017
Financial services	73	127
Manufacturing	39	63
Retail, Consumer packaged goods and Logistics	48	86
Life Sciences, Healthcare and Insurance	68	98
Energy & utilities, Communication and Services	72	118
	300	492
Operating segments without significant goodwill	39	71
Total	339	563

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. A range of each assumption used is mentioned below. As at March 31, 2018 and March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount.  The key assumptions used for the calculations are as follows:

As at March 31,	2018	2017
Long term growth rate (%)	8-10	8-10
Operating margins (%)	17-20	17-20
Discount rate (%)	13.5	14.4

The management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.8.2 Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances. Amortization methods and useful lives are reviewed periodically including at each financial year end.

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

Impairment

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

If such assets are considered to be impaired, the impairment to be recognized in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

						(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2017	116	62	3	–	10	14	10	215
Addition through business combination (refer note no. 2.9)	2	–	–	–	–	–	–	2
Deletion/ retirals	(27)	–	(3)	–	–	(4)	(5)	(39)
Reclassified under assets held for sale (Refer note no. 2.9)	(24)	(60)	–	–	–	(6)	–	(90)
Translation differences	1	1	–	–	1	–	(1)	2
Gross carrying value as of March 31, 2018	68	3	–	–	11	4	4	90
Accumulated amortization as of April 1, 2017	(59)	(19)	(3)	–	(1)	(7)	(6)	(95)
Amortization expense	(20)	(12)	–	–	–	(2)	(1)	(35)
Deletion/ retirals	27	–	3	–	–	4	5	39
Reclassified under assets held for sale (Refer note no. 2.9)	9	28	–	–	–	3	–	40
Translation differences	(1)	–	–	–	–	–	–	(1)
Accumulated amortization as of March 31, 2018	(44)	(3)	–	–	(1)	(2)	(2)	(52)
Carrying value as of March 31, 2018	24	–	–	–	10	2	2	38
Carrying value as of April 1, 2017	57	43	–	–	9	7	4	120
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	1-5	–	–	–	43	3	3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

						(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2016	117	62	3	–	11	14	10	217
Deletion	–	–	–	–	–	–	–	–
Translation differences	(1)	–	–	–	(1)	–	–	(2)
Gross carrying value as of March 31, 2017	116	62	3	–	10	14	10	215
Accumulated amortization as of April 1, 2016	(46)	(9)	(3)	–	(1)	(5)	(4)	(68)
Amortization expense	(14)	(9)	–	–	–	(2)	(3)	(28)
Deletion	–	–	–	–	–	–	–	–
Translation differences	1	(1)	–	–	–	–	1	1
Accumulated amortization as of March 31, 2017	(59)	(19)	(3)	–	(1)	(7)	(6)	(95)
Carrying value as of March 31, 2017	57	43	–	–	9	7	4	120
Carrying value as of April 1, 2016	71	53	–	–	10	9	6	149
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1 -8	1-4

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

Research and development expense recognized in the consolidated statement of comprehensive income, for the years ended March 31, 2018, 2017 and 2016 were $116 million, $118 million and $108 million, respectively.

2.9 Business combinations and Disposal group held for sale

a.	Business combinations

Accounting Policy:

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

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US, a provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

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

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC, a provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million, a contingent consideration of up to $5 million and an additional consideration of up to $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The retention bonus is treated as a post‑acquisition employee remuneration expense as per IFRS 3 (Revised).

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

During fiscal 2016, based on an assessment of Noah achieving the targets, the entire contingent consideration has been reversed in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Business Transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately ₹266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

EdgeVerve Systems Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of $70 million (₹421 crore) with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of ₹3,222 crore (approximately $491 million) and ₹177 crore (approximately $27 million) for Finacle and Edge Services, respectively.

The consideration was settled through issue of 850,000,000 equity shares amounting to ₹850 crore (approximately $129 million) and 254,900,000 non-convertible redeemable debentures amounting to ₹2,549 crore (approximately $389 million) in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2018, EdgeVerve has repaid ₹349 crore (approximately $54 million) by redeeming proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Brilliant Basics Holdings Limited:

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

			(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	–	–	–
Intangible assets - customer relationships	–	2	2
Deferred tax liabilities on intangible assets	–	–	–
	–	2	2
Goodwill			5
Total purchase price			7

*	Includes cash and cash equivalents acquired of less than $1 million

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is less than $1 million and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash paid	4
Fair value of contingent consideration	3
Total purchase price	7

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income.

Acquisition

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S.-based, full-service creative and consumer insights agency.  WongDoody brings to Infosys the creative talent, marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities.

The business acquisition was completed on May 22, 2018 for a purchase consideration was $51 million (comprising of cash of $38 million and contingent consideration of $13 million). The purchase consideration was allocated to net tangible assets of $5 million, customer contracts and relationships of $20 million, tradename of $1 million resulting in a goodwill of $25 million. Goodwill is tax deductible.

Additionally a consideration of up to $9 million of retention bonus is payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

b. Disposal group held for sale

Accounting policy

Non-current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. In estimating the fair value, material events and developments, including progress on negotiations subsequent to Balance Sheet date, have been considered.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group have been reclassified under “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized under other income in the consolidated statement of comprehensive income for the year ended March 31, 2018.

The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

2.10 Revenue from operations

Accounting policy

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

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Group has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Group is unable to establish objective and reliable evidence of fair value for the software development and related services, the Group has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

Revenues for fiscal 2018, 2017 and 2016 are as follows:

(Dollars in millions)
Particulars	Year ended March 31,
	2018	2017	2016
Revenue from software services	10,619	9,895	9,210
Revenue from software products	320	313	291
	10,939	10,208	9,501

2.11 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Employee benefit costs	6,034	5,612	5,236
Deferred purchase price pertaining to acquisition*	–	–	23
Depreciation and amortization charges (Refer to Note 2.7 and 2.8)	289	254	222
Travelling costs	310	333	345
Cost of technical sub-contractors	666	571	537
Cost of software packages for own use	138	118	113
Third party items bought for service delivery to clients	152	120	81
Operating lease payments (Refer to Note 2.15)	82	73	55
Consultancy and professional charges	162	114	118
Communication costs	76	82	68
Repairs and maintenance	174	191	160
Rates and Taxes	25	22	17
Provision for post-sales client support	22	12	1
Power and fuel	32	34	33
Commission to non-whole time directors	1	2	1
Branding and marketing expenses	47	51	44
Impairment loss recognized/(reversed) on financial assets	11	21	(7)
Insurance charges	9	8	9
Contribution towards Corporate Social Responsibility	24	34	33
Others	26	36	37
Total cost of sales, selling and marketing expenses and administrative expenses	8,280	7,688	7,126

*	Pertaining to Infosys Consulting acquisition

Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

2.12 Employee benefits

Accounting policy

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Limited Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

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

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

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

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group’s financial statements as of March 31, 2018 and March 31, 2017:

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Change in benefit obligations
Benefit obligations at the beginning	172	142
Service cost	23	19
Interest expense	11	10
Remeasurements - Actuarial losses / (gains)	(9)	10
Transfer	4	–
Curtailment gain	–	–
Benefits paid	(17)	(13)
Translation differences	–	4
Benefit obligations at the end	184	172
Change in plan assets
Fair value of plan assets at the beginning	184	143
Interest Income	12	12
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	2
Contributions	5	37
Benefits paid	(17)	(13)
Translation differences	1	3
Fair value of plan assets at the end	187	184
Funded status	3	12
Prepaid gratuity benefit	7	12
Accrued gratuity	(4)	–

Net gratuity cost for the year ended March 31, 2018, 2017 and 2016 comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Service cost	23	19	18
Net interest on the net defined benefit liability / asset	(1)	(2)	(1)
Net gratuity cost	22	17	17

Amount for the fiscal 2018, 2017 and 2016 recognized in statement of other comprehensive income:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	(9)	10	3
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(2)	(2)	(1)
Total	(11)	8	2

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
(Gain) / loss from change in demographic assumptions	–	–	–
(Gain) / loss from change in financial assumptions	(6)	8	–
(Gain) / loss from change in experience adjustments	(3)	2	3
	(9)	10	3

The gratuity cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Cost of sales	20	15	15
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	1
	22	17	17

The weighted-average assumptions used to determine benefit obligations as of March 31, 2018 and March 31, 2017 are set out below:

	As of
	March 31, 2018	March 31, 2017
Discount rate	7.5%	6.9%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2018, 2017 and 2016 are set out below:

	Year ended March 31,
	2018	2017	2016
Discount rate for the year	6.9%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.1 years	6.4 years

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

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Gratuity Fund Trust, respectively. Trustees administer contributions made to the trusts. As of March 31, 2018 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2018, 2017 and 2016 was $14 million, $14 million and $11 million, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(Dollars in millions)
Impact from one percentage point increase / decrease in	As at March 31, 2018
Discount rate	9
Weighted average rate of increase in compensation levels	8

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Group expects to contribute $20 million to the gratuity trusts during fiscal 2019.

Maturity profile of defined benefit obligation:

(Dollars in millions)
Within 1 year	27
1 - 2 year	27
2 - 3 year	29
3 - 4 year	31
4 - 5 year	33
5 - 10 years	157

2.12.2 Superannuation

The Group contributed $27 million, $25 million and $36 million to the superannuation plan during the year ended March 31, 2018, 2017 and 2016, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Cost of sales	24	22	32
Selling and marketing expenses	2	2	3
Administrative expenses	1	1	1
	27	25	36

2.12.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2018 and March 31, 2017, respectively.

The details of fund and plan asset position are given below:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Plan assets at period end, at fair value	792	688
Present value of benefit obligation at period end	792	688
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2018	March 31, 2017
Government of India (GOI) bond yield	7.5%	6.9%
Remaining term to maturity of portfolio	5.9 years	6 years
Expected guaranteed interest rate	8.6%	8.6%

The Group contributed $75 million, $69 million and $63 million to the provident fund during the year ended March 31, 2018, 2017 and 2016, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Cost of sales	67	61	56
Selling and marketing expenses	5	5	5
Administrative expenses	3	3	2
	75	69	63

2.12.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Salaries and bonus (1) (2)	5,910	5,501	5,120
Defined contribution plans	40	37	46
Defined benefit plans	84	74	70
	6,034	5,612	5,236

(1)	Includes stock compensation expense of $13 million, $17 million and $1 million for the year ended March 31, 2018, 2017 and 2016 respectively
(2)

Included in the above is a reversal of stock compensation cost of $5 million for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.16

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Cost of sales	5,379	4,987	4,627
Selling and marketing expenses	425	405	403
Administrative expenses	230	220	206
	6,034	5,612	5,236

2.13 Equity

Accounting policy

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. During the three months ended June 30, 2015 the Company allotted 1,148,472,332 fully paid-up shares of face value ₹5/- each pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. 10,801,956 and 11,289,514 shares were held by controlled trust, as of March 31, 2018 and March 31, 2017, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

The Group’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the company had only one class of equity shares and had no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

Share buyback

In line with the capital allocation policy, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017.  The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the “Tender offer” route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Indian Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Bonus issue

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue to celebrate 25th year of public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the authorized share capital will be increased, subject to the approval of shareholders. Appropriate adjustments as necessary for the issue of bonus shares / stock dividend as mentioned above to Restricted Stock Units (RSUs) /Employee Stock Options(ESOPs) which have been granted to employees of the Company under its 2015 Stock incentive compensation Plan, shall be made.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and the holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

Accounting Policy

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The following table provides details of per share dividend recognized during fiscal 2018, 2017 and 2016:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Dividend per Equity Share (₹)
Interim dividend(3)	13.00	11.00	10.00
Final dividend(4)	14.75	14.25	14.75(2)

Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.20	0.17	0.15
Final dividend(4)	0.23	0.22	0.24(2)
(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Adjusted for June 17, 2015 bonus share issue.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year

The Board of Directors recommended a final dividend of ₹20.50/- per equity share (approximately $0.31 per equity share) for the financial year ended March 31, 2018 and a special dividend of ₹10/- per equity share (approximately $0.15 per equity share). Subsequent to the year ended March 31, 2018, based on the approval from the shareholders, the company has paid out $1,164 million comprising of the final dividend and special dividend including dividend distribution tax thereon.

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

2.14 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Functional currency and presentation currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the entities of the group from functional currency to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to the statement of comprehensive income. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Interest income on financial assets carried at amortized cost	260	352	402
Interest income on financial assets fair valued through other comprehensive income	106	28	–
Dividend income on investments carried at fair value through profit or loss	1	4	10
Gain / (loss) on investments carried at fair value through profit or loss	39	18	–
Exchange gains / (losses) on forward and options contracts	–	89	4
Exchange gains / (losses) on translation of other assets and liabilities	36	(54)	21
Reduction in fair value of Disposal Group held for sale (refer note no. 2.9)	(18)	–	–
Others	71	22	39
	495	459	476

2.15 Leases

Accounting policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of comprehensive income over the lease term.

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $82 million, $73 million and $55 million for fiscal 2018, 2017 and 2016, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Within one year of the balance sheet date	70	71
Due in a period between one year and five years	213	191
Due after five years	134	114

A majority of the group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented premises. Some of these lease agreements contain a price escalation clause.

2.16 Employees' Stock Option Plans (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Amendment to IFRS 2:

Effective April 1, 2017, the Group has early adopted amendment to IFRS 2 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of the amendment did not have any material effect on the consolidated financial statements.

2015 Stock Incentive Compensation Plan (formerly 2011 RSU Plan) (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 10,801,956 and 11,289,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants made during fiscal 2018, 2017 and 2016 under the 2015 Plan:

Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016

RSU
Salil Parekh, CEO and MD - Refer Note 1 below	113,024	–	–
U.B. Pravin Rao, COO and WTD	27,250	–	–
Dr.Vishal Sikka*	270,224	120,700	124,061
Other KMP**	271,100	246,250	–
Employees other than KMP	1,599,010	2,507,740	–
	2,280,608	2,874,690	124,061
ESOP
U.B. Pravin Rao, COO and WTD	43,000	–	–
Dr. Vishal Sikka*	330,525	–	–
Other KMP**	44,450	502,550	–
Employees other than KMP	73,600	703,300	–
	491,575	1,205,850	–

Incentive units- cash settled
Other employees	50,040	112,210	–
	50,040	112,210	–

Total grants	2,822,223	4,192,750	124,061
*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited
**	Refer note 2.19 for details on resignation of certain KMPs

Note:

1.	Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a) an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.5 million) which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore (approximately $1.5 million) which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c) annual grant of performance based RSUs of fair value ₹13 crore (approximately $2 million) which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

Though the annual time based grants for the remaining employment term ending on January 1, 2023 have not been granted as of March 31, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Break-up of employee stock compensation expense

(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Granted to:
KMP (1)	(2)	5	1
Employees other than KMP	15	12	–
Total	13	17	1
Cash settled stock compensation expense included in the above	1	–	–

(1)	Included a reversal of stock compensation cost of $5 million for fiscal 2018, towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

The activity in the 2015 Plan for equity-settled share based payment transaction during the year ended March 31, 2018 is set out below:

	Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning*	2,961,373	0.07
Granted	2,280,608	0.08
Exercised	648,217	0.07
Forfeited and expired	843,355	0.07
Outstanding at the end	3,750,409	0.07
Exercisable at the end	24,205	0.07
2015 Plan-ESOP
Outstanding at the beginning	1,197,650	15.26
Granted	491,575	14.62
Exercised	52,412	15.26
Forfeited and expired	669,900	14.84
Outstanding at the end	966,913	15.23
Exercisable at the end	196,912	15.26

The activity in the 2015 Plan for equity-settled share based payment transaction during the year ended March 31, 2017 is set out below:

	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning*	221,505	0.07
Granted	2,874,690	0.07
Forfeited and expired	100,760	0.07
Exercised	34,062	–
Outstanding at the end	2,961,373	0.07
Exercisable at the end	–	–
2015 Plan -ESOP
Outstanding at the beginning	–	–
Granted	1,205,850	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	1,197,650	15.26
Exercisable at the end	–	–

As at March 31, 2018 and March 31, 2017, 111,757 and 106,845 incentive units were outstanding (net of forfeitures).

The activity in the 2015 Plan for equity-settled share based payment transaction during the year ended March 31, 2016 is set out below:

	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price($)
2015 Plan - RSU
Outstanding at the beginning*	108,268	0.07
Granted	124,061	0.07
Forfeited and expired	–	–
Exercised*	10,824	0.07
Outstanding at the end	221,505	0.07
Exercisable at the end	–	–

*	Adjusted for bonus issue. (Refer to note 2.13).

During the year ended March 31, 2018, March 31, 2017 and March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $15.48, $16.10 and $16, respectively

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2018:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan: ADS and IES
0 - 0.08 (RSU)	3,750,409	1.89	0.07
13 - 17 (ESOP)	966,913	6.60	15.23
	4,717,322	2.57	3.18

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.07 (RSU)	2,961,373	1.88	0.07
14 - 16 (ESOP)	1,197,650	7.09	15.83
	4,159,023	3.38	4.61

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018-Equity Shares-RSU	Fiscal 2018-Equity shares ESOP	Fiscal 2018 -ADS-RSU	Fiscal 2018 -ADS-ESOP
Weighted average share price (₹) / ($- ADS)	1,144	923	16.61	14.65
Exercise price (₹)/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)	1,066	254	15.47	2.93

Particulars	For options granted in
	Fiscal 2017-Equity Shares-RSU	Fiscal 2017-Equity shares ESOP	Fiscal 2017 -ADS-RSU	Fiscal 2017 -ADS-ESOP
Weighted average share price (₹) / ($- ADS)	1,067	989	15.77	15.26
Exercise price (₹)/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1- 4	3 - 7	1- 4	3 - 7
Expected dividends (%)	2.37	2.37	2. 29	2. 29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)	1,002	285	14.84	3.46

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Current taxes
Domestic taxes	721	616	642
Foreign taxes	(12)	226	167
	709	842	809
Deferred taxes
Domestic taxes	(80)	(1)	3
Foreign taxes	28	(7)	(13)
	(52)	(8)	(10)
Income tax expense	657	834	799

During the three months ended December 31, 2017, the Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service (“IRS”) for the US branch covering fiscal years 2011 to 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

In accordance with the APA, the company has reversed income tax expense provision of $225 million.  This comprises reversal of current tax expense of $253 million, reversal of $21 million on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of $7 million pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately $233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $138 million till date.

Additionally, income tax expense for the year ended March 31, 2018, 2017 and 2016 includes reversals (net of provisions) of $45 million, $23 million and $47 million, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the year ended March 31, 2018, the US tax reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit.

Entire deferred income tax, except for a credit of $24 million (on account of US Tax Reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences. Entire deferred income tax for fiscal 2017 and 2016 relates to origination and reversal of temporary differences.

During fiscal 2018, a current tax charge of $2 million has been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During fiscal 2017 and 2016, a current tax credit of $1 million and Nil has been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During fiscal 2017, on account of adoption of IFRS 9, there was a reversal of deferred tax liability of $1 million pertaining to unrealized gains on quoted debt securities.

During fiscal 2018 and fiscal 2017, a reversal of net deferred tax liability of $2 million and a deferred tax liability of $2 million, respectively has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

The company, being a resident in India as per the provisions of the Income Tax Act, 1961, is required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.20.2 are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.20.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Profit before income taxes	3,143	2,974	2,851
Enacted tax rates in India	34.61%	34.61%	34.61%
Computed expected tax expense	1,088	1,029	987
Tax effect due to non-taxable income for Indian tax purposes	(321)	(295)	(268)
Overseas taxes	109	112	109
Tax provision (reversals)	(253)	(23)	(47)
Effect of differential overseas tax rates	8	10	1
Effect of exempt non-operating income	(10)	(10)	(13)
Effect of unrecognized deferred tax assets	29	14	9
Effect of non-deductible expenses	9	4	30
Branch profit tax (net of credits)	(32)	–	–
Subsidiary dividend distribution tax	27	–	–
Others	3	(7)	(9)
Income tax expense	657	834	799

Other income for year ended March 31, 2018, includes interest on income tax refund of $41 million.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 % of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Other Reserves under note 2.13 Equity).

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $321 million, $295 million and $268 million for the year ended March 31, 2018, 2017 and 2016, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for the year ended March 31, 2018, March 31, 2017 and March 2016 was $0.14, $0.13 and $0.12, respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2018, Infosys' U.S. branch net assets amounted to approximately $772 million. During the year ended March 31, 2018 an additional deferred tax liability has been created for branch profit tax amounting to $7 million on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of $24 million pertaining to Branch Profit Tax for year ended March 31, 2018. The company has also reversed $8 million of Branch profit tax during the year ended March 31, 2018 towards current taxes. As of March 31, 2018, the Company has a deferred tax liability for branch profit tax of $25 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

During the year ended March 31, 2018, the Company received $130 million as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during the year ended March 31, 2018.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $774 million and $819 million as of March 31, 2018 and March 31, 2017, respectively, associated with investments in subsidiaries and branche0s as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of $297 million and $303 million as of March 31, 2018 and March 31, 2017, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as of March 31, 2018 excludes the accumulated losses of disposal groups held for sale. (Refer note 2.9)

The following table provides details of expiration of unused tax losses:

Year	in USD millions
2019	14
2020	37
2021	12
2022	21
2023	39
Thereafter	174
Total	297

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2018 and March 31, 2017:

	As of
	March 31, 2018	March 31, 2017
Income tax assets	931	881
Current income tax liabilities	(314)	(599)
Net current income tax assets / (liabilities) at the end	617	282

The gross movement in the current income tax asset / (liability) for fiscal 2018, 2017 and 2016 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2018	2017	2016
Net current income tax asset / (liability) at the beginning	282	274	203
Translation differences	(8)	6	(12)
Income tax paid	1,059	843	892
Current income tax expense (Refer to Note 2.17)	(709)	(842)	(809)
Income tax on other comprehensive income	(2)	1	–
Reclassified under assets held for sale (refer note no 2.9)	(5)	–	–
Net current income tax asset / (liability) at the end	617	282	274

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2018 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of March 31, 2018
Deferred income tax assets
Property, plant and equipment	21	12	–	–	–	33
Computer software	6	(6)	–	–	–	–
Accrued compensation to employees	9	(8)	–	–	1	2
Trade receivables	21	1	–	–	–	22
Compensated absences	58	–	–	–	(2)	56
Post sales client support	15	–	–	–	–	15
Derivative financial instruments	–	2	–	–	–	2
Intangibles	3	(3)	–	–	1	1
Credits related to branch profits	–	53	–	–	(1)	52
Others	22	(2)	–	(5)	3	18
	155	49	–	(5)	2	201
Deferred income tax liabilities
Intangible asset	(32)	13	–	13	–	(6)
Branch profit tax	(50)	(25)	–	–	(2)	(77)
Derivative financial instruments	(11)	11	–	–	–	–
Others	(11)	4	2	–	1	(4)
	(104)	3	2	13	(1)	(87)

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2017 is as follows:

				(Dollars in millions)
	Carrying value as of April 1, 2016	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2017
Deferred income tax assets
Property, plant and equipment	27	(6)	–	–	21
Computer software	8	(2)	–	–	6
Accrued compensation to employees	10	–	–	(1)	9
Trade receivables	13	8	–	–	21
Compensated absences	59	(3)	–	2	58
Post sales client support	12	3	–	–	15
Intangibles	1	2	–	–	3
Others	7	14	–	1	22
	137	16	–	2	155
Deferred income tax liabilities
Intangible asset	(38)	6	–	–	(32)
Branch profit tax	(51)	–	–	1	(50)
Derivative financial instruments	–	(11)	–	–	(11)
Others *	(6)	(3)	(1)	(1)	(11)
	(95)	(8)	(1)	–	(104)
*	included in others is the impact on adoption of IFRS 9 of $1 million

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2016 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2015	Changes through profit and loss	Changes through OCI	Additions through Business Combinations	Translation difference	Carrying value as of March 31, 2016
Deferred income tax assets
Property, plant and equipment	38	(9)	–	–	(2)	27
Computer software	8	–	–	–	–	8
Accrued compensation to employees	8	3	–	–	(1)	10
Trade receivables	17	(4)	–	–	–	13
Compensated absences	48	14	–	–	(3)	59
Post sales client support	12	–	–	–	–	12
Intangibles	–	1	–	–	–	1
Others	5	3	–	–	(1)	7
	136	8	–	–	(7)	137
Deferred income tax liabilities
Intangible asset	(25)	7	–	(20)	–	(38)
Branch profit tax	(51)	–	–	–	–	(51)
Others	–	(5)	(1)	–	–	(6)
	(76)	2	(1)	(20)	–	(95)

	(Dollars in millions)
	As of
	March 31, 2018	March 31, 2017
Deferred income tax assets after set off	196	83
Deferred income tax liabilities after set off	(82)	(32)

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

The credit relating to temporary differences during the year ended March 31, 2018 are primarily on account of property plant and equipment and trade receivables partially offset by accrued compensation to employees. The charge relating to temporary differences during fiscal 2017 are primarily on account of property plant and equipment and compensated absences partially offset by trade receivables and post sales client support. The credits relating to temporary differences during fiscal 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹3,041 crore ($467 million). These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹6,540 crore ($1,003 million).

As at March 31, 2017, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹6,378 crore ($984 million). Amount paid to statutory authorities against this amounted to ₹4,682 crore ($722 million).

2.18 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

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

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2018	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	2,255,332,322	2,285,639,447	2,285,616,160
Effect of dilutive common equivalent shares - share options outstanding	2,241,548	757,298	102,734
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,257,573,870	2,286,396,745	2,285,718,894

(1)	excludes treasury shares
(2)	adjusted for bonus shares, wherever applicable Refer to note 2.13

For the year ended March 31, 2018 and March 31, 2017, 67,238 and 112,190 number of options to purchase equity shares, respectively, had an anti-dilutive effect.

For the year ended March 31, 2016, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2018	March 31, 2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Lodestone Management Consultants GmbH(1)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	-	-
Infosys Arabia Limited(3)	Saudi Arabia	70%	-
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(5)(6)	Canada	-	-
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(7)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (7)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(7)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(7)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(4)(8)	U.S.	100%	100%
Infosys Management Consulting Pty Limited(8)	Australia	100%	100%
Infosys Consulting AG(8)	Switzerland	100%	100%
Infosys Consulting GmbH(8)	Germany	100%	100%
Infosys Consulting SAS(8)	France	100%	100%
Infosys Consulting s.r.o.(8)	Czech Republic	100%	100%
Lodestone Management Consultants Co., Ltd.(8)	China	100%	100%
Infy Consulting Company Ltd(8)	U.K.	100%	100%
Infy Consulting B.V.(8)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(8)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (8)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(8)	Romania	100%	100%
Infosys Consulting S.R.L.(8)	Argentina	100%	100%
Lodestone GmbH(8)(9)	Switzerland	-	-
Lodestone Augmentis AG (10)(11)	Switzerland	-	-
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(12)	Belgium	99.90%	99.90%
Infosys Consulting Ltda.(12)	Brazil	99.99%	99.99%

Particulars	Country	Holding as of
		March 31, 2018	March 31, 2017
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(13)	Israel	100%	100%
Panaya GmbH(13)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(13)	Japan	100%	100%
Panaya Pty Ltd.(13)(14)	Australia	-	-
Noah Consulting LLC (Noah)(15)	U.S.	-	100%
Noah Information Management Consulting Inc. (Noah Canada)(16)(17)	Canada	-	100%
Brilliant Basics Holdings Limited(18)	U.K.	100%	-
Brilliant Basics Limited(19)	U.K.	100%	-
Brilliant Basics (MENA) DMCC(19)	Dubai	100%	-
Infosys Consulting Pte Limited(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(20)	Dubai	100%	-

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Incorporated effective November 20, 2017
(3)	Subsidiary of Infosys Limited
(4)	Under liquidation
(5)	Wholly owned subsidiary of Infosys Public Services, Inc.
(6)	Liquidated effective May 9, 2017
(7)	Wholly owned subsidiary of Infosys BPM.
(8)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(9)	Liquidated effective December 21, 2016
(10)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(11)	Liquidated effective October 5, 2016
(12)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(13)	Wholly owned subsidiary of Panaya Inc.
(14)	Liquidated effective November 16, 2016
(15)	Liquidated effective November 9, 2017
(16)	Wholly owned subsidiary of Noah
(17)	Liquidated effective December 20, 2017
(18)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK
(19)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(20)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd

During the year ended March 31, 2018, 2017 and 2016, Infosys Consulting AG (formerly Lodestone Management Consultants AG) paid a dividend of Nil, $4 million and $2 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

During the year ended March 31, 2018 and 2017, Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) paid a dividend of $3 million and $5 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

During the year ended March 31, 2018, the Company received $130 million as dividend from Infosys BPM. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during the year ended March 31, 2018.

During the year ended March 31, 2018, S.C. Infosys Consulting S.R.L. paid a dividend of $1 million, to its holding company, Infosys Consulting Holding AG and the tax on such dividend received was Nil.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of associates:

Particulars	Country	Holding as of
		March 31, 2018	March 31, 2017
DWA Nova LLC (DWA Nova) (1)	U.S.	–	16%

(1)

Associate of Infosys Nova. During the year ended March 31, 2015, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company made this investment to form a new company along with Dream Works Animation (DWA). As of March 31, 2017, Infosys Nova held 16% of the equity interest in DWA Nova LLC. Share of associate’s loss for the year ended March 31, 2018 and March 31, 2017 includes an impairment loss of $11 million and $3 million, respectively. As of March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC. DWA Nova LLC has been liquidated effective November 17, 2017

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust (formerly Infosys BPO Limited Employees’ Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust (formerly Infosys BPO Limited Employees’ Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees‘ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer to Note 2.12 for information on transactions relating to the post-employment benefit plans mentioned above.

Transactions with key management personnel

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

The table below describes the compensation to key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
Particulars	Year ended March 31,
	2018	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers(1)(2) (3) (4)(5)	8	12	15
Commission and other benefits to non-executive / independent directors	2	2	2
Total	10	14	17

(1)

Includes reversal of employee stock compensation expense of $2 million for the year ended March 31, 2018 and employee stock compensation expense of, $5 million and $1 million for the year ended March 31, 2017 and March 31, 2016, respectively towards key managerial personnel.

(2)

Year ended March 31, 2017 includes $0.87 million payable under severance agreement to David Kennedy, who stepped down as General counsel and Chief compliance officer with effect from December 31, 2016.

(3)	Year ended March 31, 2016 includes $2.58 million payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer with effect from October 12, 2015
(4)

On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot which will get concluded on February 20, 2018.

(5)

Included a reversal of stock compensation cost of $5 million for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr.Vishal Sikka upon his resignation. (Refer to note 2.16)

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Group reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, Growth Markets (GMU) comprising businesses in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed separately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily businesses in Financial Services (FS), businesses in Manufacturing (MFG), businesses in Retail, Consumer packaged goods and Logistics (RCL), businesses in the Energy & utilities, Communication and Services (ECS), businesses in Hi-Tech (Hi-Tech), businesses in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segment has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted against the total income of the Group.

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

2.20.1 Business segments

(Dollars in millions)
Year ended March 31, 2018	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,891	1,194	2,599	1,722	1,438	784	311	10,939
Identifiable operating expenses	1,470	641	1,305	828	713	416	180	5,553
Allocated expenses	613	271	589	390	326	178	71	2,438
Segment profit	808	282	705	504	399	190	60	2,948
Unallocable expenses								289
Operating profit								2,659
Other income, net (refer note no. 2.14 and 2.9)								495
Share in associate's profit / (loss) including impairment								(11)
Profit before Income taxes								3,143
Income tax expense								657
Net profit								2,486
Depreciation and amortisation								289
Non-cash expenses other than depreciation and amortisation								29

(Dollars in millions)
Year ended March 31, 2017	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,765	1,119	2,300	1,673	1,258	763	330	10,208
Identifiable operating expenses	1,382	584	1,107	802	623	396	210	5,104
Allocated expenses	607	259	532	387	291	177	76	2,329
Segment profit	776	276	661	484	344	190	44	2,775
Unallocable expenses								255
Operating profit								2,520
Other income, net								459
Share in associate's profit / (loss) including impairment								(5)
Profit before Income taxes								2,974
Income tax expense								834
Net profit								2,140
Depreciation and amortisation								254
Non-cash expenses other than depreciation and amortisation								1

(Dollars in millions)
Year ended March 31, 2016	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,590	1,047	2,061	1,556	1,231	756	260	9,501
Identifiable operating expenses	1,248	555	944	742	585	371	156	4,601
Allocated expenses	606	257	505	381	302	185	65	2,301
Segment profit	736	235	612	433	344	200	39	2,599
Unallocable expenses								224
Operating profit								2,375
Other income, net								476
Share in associate's profit / (loss) including impairment								–
Profit before Income taxes								2,851
Income tax expense								799
Net profit								2,052
Depreciation and amortisation								222
Non-cash expenses other than depreciation and amortisation								2

2.20.2 Geographic segments

(Dollars in millions)
Year ended March 31, 2018	North America	Europe	India	Rest of the World	Total
Revenues	6,605	2,596	346	1,392	10,939
Identifiable operating expenses	3,429	1,324	141	659	5,553
Allocated expenses	1,494	586	66	292	2,438
Segment profit	1,682	686	139	441	2,948
Unallocable expenses					289
Operating profit					2,659
Other income, net (refer note no. 2.14 and 2.9)					495
Share in associate's profit / (loss) including impairment					(11)
Profit before income taxes					3,143
Income tax expense					657
Net profit					2,486
Depreciation and amortization					289
Non-cash expenses other than depreciation and amortization					29

(Dollars in millions)
Year ended March 31, 2017	North America	Europe	India	Rest of the World	Total
Revenues	6,320	2,295	325	1,268	10,208
Identifiable operating expenses	3,222	1,147	149	586	5,104
Allocated expenses	1,460	529	66	274	2,329
Segment profit	1,638	619	110	408	2,775
Unallocable expenses					255
Operating profit					2,520
Other income, net					459
Share in associate's profit / (loss) including impairment					(5)
Profit before income taxes					2,974
Income tax expense					834
Net profit					2,140
Depreciation and amortization					254
Non-cash expenses other than depreciation and amortization					1

(Dollars in millions)
Year ended March 31, 2016	North America	Europe	India	Rest of the World	Total
Revenues	5,957	2,186	246	1,112	9,501
Identifiable operating expenses	2,936	1,060	109	496	4,601
Allocated expenses	1,459	534	51	257	2,301
Segment profit	1,562	592	86	359	2,599
Unallocable expenses					224
Operating profit					2,375
Other income, net					476
Share in associate's profit / (loss) including impairment					–
Profit before income taxes					2,851
Income tax expense					799
Net profit					2,052
Depreciation and amortization					222
Non-cash expenses other than depreciation and amortization					2

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2018, 2017 and 2016.

2.21 Litigation

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
**1.2	Memorandum of Association of the Registrant, as amended
***1.3	Certificate of Incorporation of the Registrant, as currently in effect
*****4.1

Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)(incorporated by reference to the document previously filed as Exhibit 99 (A) to Form F-6 POS filed with the Securities and Exchange Commission on June 28, 2017

******4.2	Registrant’s 2011 RSU Plan
**4.3	Registrant’s 2015 Stock Incentive Compensation Plan
****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
*******4.6

Form of Indemnification Agreement(incorporated by reference to the document previously filed as Exhibit 4.5 to the registrant’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2013

*4.7	Form of Employment Agreement with the Chief Operating Officer
4.8	Form of Employment Agreement with the Chief Executive Officer
4.9	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.1	Whistleblower Policy
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
*15.2	Stakeholders Relationship Committee Charter
***15.3	Corporate Social Responsibility Committee Charter
***15.4	Nomination and Remuneration Committee Charter
***15.5	Risk and Strategy Committee Charter
15.7	Audit Committee Charter
15.8	Certain Tax considerations for non-resident shareholders related to the buyback
15.9	Consent of Independent Registered Public Accounting Firm
*15.10	Dividend Distribution Policy
15.11	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
*****	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
*******	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date July 19, 2018	Group General Counsel and Chief Compliance Officer