Form 20-F
period 2019-03-31
Infosys Ltd
filed 2019-06-19
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2019

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

Nilanjan Roy, Chief Financial Officer, +91-80-4116-7931

nilanjan.roy@infosys.com

Electronics City, Hosur Road, Bengaluru, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value ₹5/- per share	INFY	New York Stock Exchange(NYSE)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,356,279,444 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data file required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter)  during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of large accelerated filer, accelerated filer and emerging growth company in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

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

On March 31, 2019, this exchange rate was ₹69.16 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy, including the localization of our workforce and investments to re-skill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, and capital resources and corporate actions, including timely completion of the proposed buyback of our equity shares and completion of acquisitions. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the ‘Risk Factors’ section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statement of comprehensive income for the year ended March 31, 2019 and March 31, 2018 and the summary consolidated balance sheet data as of March 31, 2019 and March 31, 2018 have been derived from our consolidated financial statements and related notes which have been audited by Deloitte Haskins & Sells LLP (successor auditor) consequent to mandatory auditor rotation regulation in India. The summary consolidated statement of comprehensive income for the years ended March 31, 2017, 2016 and 2015 and the summary consolidated balance sheet data as of March 31, 2017, March 31, 2016 and March 31, 2015 have been derived from our consolidated financial statements and related notes which have been audited by KPMG (predecessor auditor). The summary consolidated comprehensive income data and the summary consolidated Balance Sheet data given below have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

(Dollars in millions except equity share and per equity share data)

Summary of Comprehensive Income	Fiscal
	2019	2018	2017	2016	2015
Revenues	11,799	10,939	10,208	9,501	8,711
Cost of sales	7,687	7,001	6,446	5,950	5,374
Gross profit	4,112	3,938	3,762	3,551	3,337
Operating expenses:
Selling and marketing expenses	638	552	535	522	480
Administrative expenses	778	727	707	654	599
Total operating expenses	1,416	1,279	1,242	1,176	1,079
Operating profit	2,696	2,659	2,520	2,375	2,258
Other income, net	411	513	459	476	560
Reduction in the fair value of Disposal Group held for sale(1)	(39)	(18)	—	—	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (1)	(65)	—	—	—	—
Share in associate’s loss, including impairment	—	(11)	(5)	—	—
Profit before income taxes	3,003	3,143	2,974	2,851	2,818
Income tax expense (2)	803	657	834	799	805
Net profit	2,200	2,486	2,140	2,052	2,013
Profit attributable to:
Owners of the company	2,199	2,486	2,140	2,052	2,013
Non-controlling interests	1	—	—	—	—
Earnings per equity share: (3)
Basic ($)	0.51	0.55	0.47	0.45	0.44
Diluted ($)	0.51	0.55	0.47	0.45	0.44
Weighted average equity shares used in computing earnings per equity share: (3)
Basic	4,347,130,157	4,510,664,644	4,571,278,894	4,571,232,320	4,571,220,528
Diluted	4,353,420,772	4,515,147,740	4,572,793,490	4,571,437,788	4,571,285,880

Cash dividend per Equity Share ($) (3)(4)(5)	0.40	0.22	0.20	0.20	0.15
Cash dividend per Equity Share (₹) (3)(4)	26.25	13.88	12.63	12.38	9.13

(1)

During fiscal 2018, the Company’s wholly-owned subsidiaries Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’, resulting in a reduction in fair value in respect of Panaya amounting to $18 million. During fiscal 2019, a further reduction of $39 million was recorded in respect of Panaya.

During fiscal 2019, the company concluded that the criteria for classification as held for sale was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava. Refer to Note 2.9 in Item 18 in this Annual Report for further details.

(2)

In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had reversed income tax provision of $225 million, which pertained to previous periods

(3)	Adjusted for September 2018 bonus issue, wherever applicable
(4)	Represents per share value of dividends- interim, final and special (wherever applicable), paid during the fiscal year. Excludes corporate dividend tax.
(5)	Converted at the monthly exchange rate in the month of declaration of dividend.

		(Dollars in millions except equity share data)
Balance Sheet Data	As of March 31,
	2019	2018	2017	2016	2015
Cash and cash equivalents	2,829	3,041	3,489	4,935	4,859
Current investments	958	982	1,538	11	140
Net current assets(1)	4,951	5,243	6,121	5,804	5,731
Assets held for sale(2)	—	316	—	—	—
Non-current assets	4,608	4,582	4,572	3,576	3,064
Total assets	12,252	12,255	12,854	11,378	10,615
Liabilities directly associated with assets held for sale(2)	—	50	—	—	—
Non-current liabilities	159	131	56	56	33
Non-controlling interests	9	—	—	—	—
Total equity	9,400	9,960	10,637	9,324	8,762
Total Liabilities and equity	12,252	12,255	12,854	11,378	10,615
Number of shares outstanding (3)(4)(5)(6)	4,356,279,444	4,368,228,514	4,593,889,328	4,593,889,328	4,593,889,328

(1)	For fiscal 2018, ‘net current assets’ is defined as current assets minus current liabilities, excluding assets held for sale and liabilities directly associated with assets held for sale
(2)

During fiscal 2018, the Company’s wholly-owned subsidiaries Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’, resulting in a reduction in fair value in respect of Panaya amounting to $18 million. Accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of disposal group had been classified under ‘Held for Sale’. During fiscal 2019, a further reduction of $39 million was recorded in respect of Panaya.

During fiscal 2019, the company concluded that the criteria for classification as held for sale was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava. Refer to Note 2.9 in Item 18 in this Annual Report for further details.

(3)	Par value of ₹5 each
(4)	Includes treasury shares
(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)

During fiscal 2019, 12,652,000 equity shares were purchased from the stock exchange, which includes 1,818,000 shares that have been purchased but not extinguished as of March 31, 2019 and 3,636,000 shares that have been purchased but have not been settled and therefore not extinguished. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. Subsequent to March 31, 2019, 57,600,000 equity shares have been bought back from the Indian stock exchanges.

During fiscal 2018, 113,043,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company. Refer to note 2.13 Equity in Item 18 of this Annual Report for further details.

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar and other foreign currencies. For fiscal 2019, 2018, 2017, 2016, and 2015, U.S. dollar denominated revenues represented 67.3%, 67.7%, 69.6%, 69.9% and 68.9% of total revenues, respectively. For the same respective periods, revenues denominated in United Kingdom Pound Sterling represented 5.0%, 5.3%, 5.8%, 6.6% and 5.9% of total revenues, revenues denominated in the Euro represented 11.9%, 11.3%, 9.6%, 9.3% and 10.2% of total revenues while revenues denominated in the Australian dollar represented 7.9%, 7.8%, 7.3%, 6.9% and 7.6% of total revenues, respectively. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Our revenues are difficult to predict and can vary significantly from period-to-period, which could cause our share price to decline. Therefore, period-to-period comparisons of the results of our operations should not be relied upon as an indication of our future performance. It is possible that in the future, our results of operations may be below the expectations of market analysts and our investors or our own guidance, which could cause the price of our equity shares and our ADSs to decline.

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

The technology and IT budgets of our clients are frequently impacted as a result of economic slowdown or uncertainties in the markets in which they operate. Reductions in IT spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of, and subsequent amendments to the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States; and clients in the healthcare industry could be impacted by amendments to or repeal of the U.S. Patient Protection and Affordable Care Act of 2010. Similarly, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services.

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

Economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union, Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2019, 60.5%, 24.1% and 12.9% of our revenues were derived from projects in North America, Europe and the rest of the world respectively. In fiscal 2019, we derived 32.0% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. For instance, in 2016, in what is known as Brexit, Britain voted to withdraw from the European Union and the implications of this are not fully known at this point of time. With the extension of the deadline for Britain’s exit from the European Union, implications on immigration policies, financial and business models will emerge as negotiations between the governments of the European Union and the United Kingdom conclude. We are keeping a close watch on the developments in this regard. If the economies of the United States, United Kingdom or the European Union weaken or growth remains uneven, including as a result of the uncertainty surrounding Brexit, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

Any future global economic uncertainty, impacting the financial services industry, on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. We also depend on clients in the energy sector to generate our revenue. Any impact in the energy sector due to oil price volatility may lead to economic pressure on our customers and in turn impact our revenues/profitability

A large part of our revenues are dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2019, our largest client accounted for 3.6% of our total revenues, and our ten largest clients together accounted for 19.0% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

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

Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and/or our profits.

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

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects may cause significant variations in our operating results in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our operating results from period to period. Our profitability could be affected by pricing pressures on our services, competitiveness for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, or changes in immigration laws in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in visa costs or increase in salaries payable to visa-dependent employees onsite would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently opened technology and investment hubs in the United States.  Increased hiring of personnel within these hubs along with staff for enabler functions and the management team may increase our cost of doing business and thereby have an adverse impact on our profit margins.

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

Our employee base grew significantly in the recent periods. Between March 31, 2015 and March 31, 2019, our total employee count grew from 176,187 to 228,123, representing a compounded annualized growth rate of 6.7%.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom, Continental Europe and Australia. This increase has been driven, in part, by recent indications that immigration regulations in these countries could undergo significant changes. Such hiring has resulted and could further result in overall increased wage costs thereby impacting profitability.

Further, in certain jurisdictions in which we operate, legislations have been proposed that requires our employees working on visas in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction which we have complied with. In case such legislative proposals are adopted by other jurisdictions, our operating costs will go up.

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

We may need to increase our employee compensation more rapidly than in the past to be able to attract and retain employees skilled in newer technology areas or to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, the company may issue incentive compensation plans including stock based compensation plans to its employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly-skilled technology professionals.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2019, we had contractual commitments of $249 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Currency fluctuations and declining interest rates may affect the results of our operations.

Our functional currency is the Indian rupee and we incur a significant portion of our expenses in Indian rupees. However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the Pound Sterling, the Euro, the Australian dollar through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2019, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company’s incremental operating margins by approximately 0.47%.

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

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation, which require employers to give preferential hiring treatment to under-represented groups. If any such central government or state government legislation becomes effective, our ability to hire adequate numbers of qualified technology professionals may be hindered.

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

We are highly dependent on the members of our Board of Directors (the “Board”), executive officers and other senior executive leaders. Our future performance and customer relationships may be affected by any disruptions in the continued service of our directors and executive officers.

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

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the fiscal years ended March 31, 2019 and 2018, revenues from fixed-price, fixed-timeframe projects accounted for 52.5% and 51.8% of our total revenues, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

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

Our reputation could be at risk and we may incur financial liabilities if privacy breach incidents under General Data Protection Regulation (GDPR) adopted by the European Union or other similar regulations across the globe are attributed to us and if we are not able to take necessary steps to report such incidents to regulators within the stipulated time. Further, any claim from our customers for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

In the European Union, the GDPR replaced prior European Union data protection law as of May 25, 2018. The GDPR imposes additional obligations and risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance, such penalties can be 4% of worldwide annual revenue or €20 million, whichever is greater. We have incurred substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant changes in our business operations in connection with compliance with the GDPR, all of which may adversely affect our revenue and our business overall. Additionally, because the GDPR contains a number of obligations that differ from previously effective data protection legislation in the European Union, and because the GDPR’s enforcement history is limited, we are unable to predict how certain obligations under the GDPR may be applied to us. Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.

The number of data privacy incidents arising from our operations may increase with the scale of our business. Further, more of our work may come under the ambit of privacy regulations as more countries adopt regulations similar to GDPR. Despite our best efforts, if any breach of data privacy occurs and any actual or perceived failure on the part of any of our systems, employees or partners to report incidents on time may expose us to significant liability for breach of regulation.

We have established an independent Data Privacy Office to formulate, implement and monitor controls necessary for ensuring data privacy protection. This is a multi-layered program working with a cross section of stakeholders reporting to a senior executive. We are constantly assessing our liabilities as processors and controllers and implementing controls where required to mitigate the risks. We have formulated policies and procedures for identifying and reporting privacy breaches to internal authorities or to regulators (as required) within the stipulated time. In addition to implementing controls and monitoring, we are protected by insurance to some extent in the case of any eventuality. We run extensive education and awareness programs across the organization for all employees with respect to data privacy and information security.

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

Currently, we have presence in 191 locations across 46 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

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

There is media coverage and public scrutiny of our business practices, policies and actions including negative, and in some cases, inaccurate posts or comments. Any future negative media coverage in relation to our business, our Board or senior management, regardless of the factual basis for the assertions being made, may adversely impact our reputation. In addition, responding to allegations made in the media can significantly divert the time and attention of our Board and senior management away from our business and disrupt the operation of the Company. The Company may not be able to respond publicly to certain comments in the media due to the obligations it has with its employees, clients or other stakeholders. Any unfavorable publicity may also adversely impact investor confidence and directly or indirectly cause the price of our equity shares and ADSs to decline.

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

Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Many of these recent changes are making it more difficult to obtain timely visas and resulting in increased expenses. The governments of these countries may also tighten adjudication standards for labor market tests. For example, in the United States, the current administration has clarified existing regulations to increase scrutiny of H-1B visa renewal applications, and new H-1B visa applications for workers placed on third party worksites and junior IT workers.  These changes could negatively affect our ability to utilize current employees to fulfill existing or new projects and could also result in higher operating expenses.  In the U.S., recently there has been an increase in the number of visa application rejections. This has affected and may continue to affect our ability to obtain timely visas and staff projects. As a result, we may encounter delays or additional costs in managing such projects. Additionally, we may have to apply in advance for visas or could incur additional cost in maintaining such visas and this could result in additional expenses.

Similar legislative proposals have already been implemented in Singapore and subsequently in Australia. The Australian government’s agenda of significant reform to the temporary and permanent work visa programs is now complete as of March 18, 2018 with the abolition of the subclass 457 visa.

Additionally, the Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of “service provision changes”, which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to Infosys and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating results.

It is also important to note that, from time to time, there has been publicity about negative experiences associated with offshore outsourcing, such as domestic job loss and theft and misappropriation of sensitive customer data, particularly involving service providers in India. Current or prospective customers may elect to perform certain services themselves or may be discouraged from utilizing global service delivery providers due to negative perceptions that may be associated with using global service delivery models or firms. Any slowdown or reversal of existing industry trends toward global service delivery would seriously harm our ability to compete effectively with companies that provide the majority of their services from within the country in which our customers operate.

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

New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in the countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Companies Act, 2013, the Securities and Exchange Board of India (SEBI), (Listing Obligations and Disclosure Requirements), Regulations,  2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations as amended from time to time are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as the UK Modern Slavery Act, 2015 and should there be any failure by our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2019, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2019. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

Many of our development centers in India are registered as Special Economic Zones (SEZ). Under the SEZ Act, 2005, SEZ units which begin providing services on or after April 1, 2005 are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years’ subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $386 million, $321 million and $295 million for fiscal 2019, 2018 and 2017, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2019 was $0.09, for fiscal 2018 and fiscal 2017 was $0.07 respectively (adjusted for the September 2018 bonus issue).

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

For instance, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. Further the Finance Act, 2016 amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commence on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

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

The Company has concluded APA’s in multiple jurisdictions to bring in predictability of the Company’s tax obligations in respect of its overseas operations.  Any material changes to the critical assumptions underlying these APA may have impact on taxes.   Further, when these APA’s expire, there is no certainty that they will be renewed. If renewed there is no certainty as to whether they will be on the same terms or on different terms.

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

Our ability to acquire companies organized outside India may depend on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.

The RBI permits acquisitions of companies organized outside of India by an Indian party under the automatic route and without approval if inter alia, the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs / GDRs, or if the proposed acquisition structure falls under the permitted list. However, any financial commitment exceeding $1 billion or its equivalent in a financial year, or certain types of acquisition structures requires prior approval of the RBI under the approval route, even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

If we fail to obtain any required approval from the RBI or any other government agency for such acquisitions of companies organized outside India, our international growth may become restricted, which could negatively affect our business and prospects.”

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

The SEBI Listing Regulations and the Indian Companies Act, 2013 provide that an e-voting facility must be mandatorily provided to all shareholder resolutions in accordance with prescribed procedure under the Companies Act, 2013. This may mean that ADS holders may be able to vote on our resolutions irrespective of where they are located or whether they are able to attend the meetings of shareholders. At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us. Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares under the open market route through the Indian stock exchanges, the ADS holders need to take certain actions in order to convert the ADS into equity shares and  sell the equity shares through the Indian stock exchanges.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us

As we are incorporated under the laws of India and are primarily located outside the United States, holders of our ADSs may find it difficult to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be executable by an Indian court. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment by court in the United States in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as conflicting with Indian Law. Separately, RBI approval will be required under the Foreign Exchange Management Act, 1999, to repatriate any amounts outside India as damages including pursuant to the execution of a judgment.

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

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients around the world to create and execute strategies for their digital transformation.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Our primary geographic markets are North America, Europe, Rest of the World and India which generated 60.5%, 24.1%, 12.9% and 2.5% of our revenues in the fiscal 2019. We serve clients in financial services and insurance; retail; communication; energy, utilities, resources and services; manufacturing; Hi-Tech and life sciences.

Our revenues grew from $8,711 million in fiscal 2015 to $11,799 million in fiscal 2019, representing a compound annualized growth rate of 7.9%. Our net income grew from $2,013 million to $2,200 million during the same period, representing a compound annualized growth rate of 2.2%.

Between March 31, 2015 and March 31, 2019, our total employees grew from 176,187 to 228,123, representing a compound annualized growth rate of 6.7%.

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

Our ADSs were previously also listed on the Euronext London and Paris. On July 5, 2018, we voluntarily delisted our American Depository Shares (“ADSs”) from Euronext London and Paris and our ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys’ ADSs continue to be listed on the NYSE under the symbol “INFY” on the New York Stock Exchange.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2019, 2018 and 2017, we spent $349 million, $310 million and $411 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2019, we had contractual commitments of $249 million for capital expenditure. These commitments included $214 million in domestic purchases and $35 million in overseas commitments.

Acquisitions

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was completed by entering into a share purchase agreement for total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of the voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of upto Euro 12 million (approximately $ 14 million) and retention payouts of upto Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on the acquisition date), which includes a cash consideration of SGD 10 million (approximately $8 million on the acquisition date) and contingent consideration of up to SGD 7 million (approximately $5 million on the acquisition date).

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately $30 million) to Hitachi towards the cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group. As on the date of adoption of financial statements by the Board of Directors , the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total consideration of upto Euro 154 Million (approximately $171 Million). As on the date of adoption of financial statements by the Board of Directors , the Company is in the process of finalizing the accounting for acquisition of Stater, including allocation of purchase consideration to identifiable assets and liabilities.

Disposal Group reclassified from Held for Sale

During fiscal 2018, the Company’s wholly-owned subsidiaries Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’, resulting in a reduction in fair value in respect of Panaya amounting to $18 million. Accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of disposal group had been classified under ‘Held for Sale’. During quarter ended June 30, 2018, a further reduction of $39 million was recorded in respect of Panaya. The fair value of Panaya as of March 31, 2018 had not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 was immaterial.

During fiscal 2019, the company concluded that the criteria for classification as held for sale was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava.

Refer to note 2.9 in Item 18 of this Annual Report on Form 20-F for further details.

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

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

•	Niche technology consulting companies – who take on time bound and limited scope projects for their clients
•	Global technology outsourcing companies – who leverage global talent pools to enable business transformation and systematically optimize the IT operations of clients
•	Business process management firms – who leverage global talent pools to manage outsourced core business processes of their clients
•	Software firms – who provide licensed software that enable the automation of business processes
•	Specialty platform and Software-as-a-Service companies – who provide utility based models for clients to consume software features
•	Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
•	Internal IT departments of the companies themselves – which are usually a cost center for the corporation.
•	Boutique digital and creative design companies – who provide highly customized digital media experience solutions for enterprises, usually leveraging specialist contract staff.

OUR COMPETITIVE STRENGTHS

Over the years, we have invested in building differentiated capabilities such as:

•	Specific industry domain and technology expertise, and in methodologies such as design thinking and agile software development
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

•	Sophisticated service delivery and quality control processes, standards and frameworks
•	Internal research and development teams that identify, develop and deploy new offerings leveraging next generation technologies
•	Ecosystem alliances with enterprise software companies and innovative start-up companies
•	Sales and client engagement teams that have resulted in deep, enduring and expansive relationships with our customers around the world
•	Innovation hubs in the markets that we operate in, offering clients localized expertise, agile software development abilities and access to local innovation ecosystems
•	High quality global talent and leadership; and the infrastructure and systems to enable learning and education across the enterprise at scale.

With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with:

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

With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

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

We will continue to invest in our flagship RPA platform AssistEdge®, our AI platform, Infosys Nia®, Panaya and Skava software components and in core business applications such as Finacle®, McCamish and others to bring differentiated and market-leading features and capabilities to our projects with clients.

Re-skill our people

Reskilling is one of the key pillars of the Infosys strategy, and teaching and learning have always been central to Infosys’ culture.  Our next-gen talent transformation platform, Lex, has transformed workplace learning by putting learners at the centre of new and innovative learning experiences. With this we aim to remove all barriers to learning and encourage a culture of lifelong learning among our employees.

Lex has facilitated our talent transformation and given employees a seamless learning experience on-the-go anytime, anywhere. Best-in-class curated content is made available from multiple internal and external sources, so learners can be reskilled in new and emerging technologies. Lex has emerged as a learning companion for Infoscions managing the entire spectrum of learning experience - from recommending learning paths to fail-safe lab environments for hands-on practice to completing certifications. In just the last one year, Lex is being used by 200,000+ employees, who are spending on an average between 35 to 40 minutes on a weekday and 50 to 55 minutes on weekends on the platform.

Infosys also partnered with leading universities and MOOC training providers to offer strategic reskilling programs. For example, we partnered with Rhode Island School of Design to train our employees on design skills, with Purdue University on cyber security, with Trinity College, Hartford on business analysis skills, with Cornell University on program management and the University of North Carolina for data analytics.

Talent transformation is a focus in almost every organization, including several of our clients. Our approach to this at Infosys has excited many of our clients as well – prompting us to offer them Wingspan, which is a version of Lex that is customized for our clients.

Expand localization

We believe that client proximity lends several benefits while delivering Agile Digital transformations, and we will continue to invest in localizing our workforce in various geographies. We had announced the setting up of four delivery and innovation centers in the US in fiscal 2018, and announced one more in fiscal 2019. These centers are already operational in Indiana, Connecticut, Rhode Island, Texas and North Carolina.   We are recruiting locally from universities in the US.  We aim to become an employer of choice for US universities and will set up dedicated leadership and support teams in the US, Europe and Australia. Our strategy to localize will also reduce our dependence on immigration policies.

OUR STRUCTURE

Our go-to-market business units have been organized as:

•	Financial Services, which includes enterprises in Financial Services and Insurance
•	Retail, which includes enterprises in Retail, Consumer Packaged Goods and Logistics
•	Communication, which includes enterprises in Communication, Telecom OEM and Media

•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences, which includes enterprises in Life sciences and Health care
•	Others, which includes India, Japan, China, Infosys Public Services and other Public Service enterprises

Our solutions have been primarily classified as digital and core.

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

•	Experience
•	Insight
•	Innovate
•	Accelerate
•	Assure

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

Our Products & Platforms include

•	Finacle®
•	Edge Suite
•	Infosys Nia®
•	Infosys McCamish
•	Panaya®
•	Skava®
•	Stater Mortgage Servicing Platform

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

1) Consulting

Infosys Global Consulting services help global corporations to develop solutions tailored to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, industry expertise and global reach to enable companies achieve market-leading performance. We use design thinking to drive innovation for our clients while renewing their IT landscapes non-disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new disruptive technologies including Artificial Intelligence (“AI”) and automation, open source software and start-up ideas.

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

Enterprise Applications: We offer Enterprise Application-enabled business transformation programs, and design and implementation of Oracle and SAP solutions. Our experience and knowledge in HANA strategy and technical architecture help us build HANA capabilities for clients. We offer HANA advisory and center of excellence services, platform services and business suite for SAP HANA (S/4).

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

Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI), established in 2018, helps industry leaders develop a deeper understanding of business and technology trends through compelling thought leadership. Our researchers and subject matter experts provide a fact base that aids decision-making on critical business and technology issues. Our current research focuses on five strategic themes: employee experience and learning, impact of AI and automation, agile enterprises, design as a multi-faceted discipline, and the role of physical location in the future of work. IKI also publishes regularly on industry, function, and technology trends.

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

We have recently acquired Fluido, a leading Salesforce advisor and consulting partner in Nordics and a recognized leader in cloud consulting, implementation and training services which enables us to execute on our strategy to help clients navigate the next in their digital transformation journey, this acquisition strengthens Infosys’ position as a leading Salesforce enterprise cloud services provider, and enhances its ability to provide clients an unparalleled cloud-first transformation.

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

Our acquisitions to accelerate Digital Design and Experience Capabilities include:

WongDoody: WongDoody is Infosys’ Experience Design arm focused on North America. WongDoody currently has studios in Seattle, Los Angeles and New York and is part of Infosys global connected network of Experience Design (XD) studios. WongDoody will help to leverage award-winning, globally-recognized strategic and creative capabilities to create the digital products, services and campaigns of the future, helping align CMOs and CIOs around their most critical initiatives. By combining WongDoody’ s customer insights and design, with Infosys’ global reach and technological strength we deliver an end-to-end solution, driving digital business transformation for the Global Fortune 2000.

Brilliant Basics: Brilliant Basics (BB) is Infosys’ Experience Design arm focused on Europe. BB currently has studios in London, Berlin and Amsterdam and is part of Infosys’ global connected network of Experience Design (XD) studios. Conversation to Creation is our approach to bringing Design, Technology and Business together to create products, services and experiences that would make life better, and that transform our clients into design-led companies.

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

Application Management Capabilities

Our Application Management services help our clients reduce their cost of IT operations, deliver higher business value, and bring technology innovation, to transform and grow their business. We bring-in efficiencies through an industrialized, IP-based service delivery model. Through our automation platform, we enhance productivity and ensure consistent high quality service delivery. Using machine learning algorithms and natural language processing, we are able to mine rich insights from IT support data and drive IT improvement strategies.

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

iCETS has developed and deployed platforms for our service lines that include Infosys Application Management Platform (iAMP) for next generation application management, Smart Asset Store for reusable assets, data analysis and migration tools that support DNA, Oracle and SAP Practices. Platforms for data privacy, data testing and functional testing for IVS and IOT platform for Engineering Service. Infosys Enterprise Gamification Platform, recognized as an industry leading platform, was incubated by iCETS along with location based services and hyper personalized visualization/video. NIA Chatbot developed by iCETS has been recognized by industry Analysts and our clients alike. iCETS cybersecurity platform is core to our services in this space.

Our clients are facing a highly connected, competitive and technology-driven business environment. Predicting the next big threat or the next big opportunity is becoming increasingly difficult. Our clients expect us, as their innovation partners, to help differentiate them with proactive technology guidance and innovation. iCETS launched Living Labs as an offering to help our clients accelerate their NEXT. The Living Labs bring together the prowess of Design and Emerging Technologies to deliver innovation outcomes at scale. Infosys innovation led by iCETS is showcased at each of our Innovation Hubs in US and Europe to create the necessary environment for agile, immersive and experiential problem solving.

iCETS anchors university relationships and has established ongoing research and talent program with Stanford University and Cornell University. These initiatives are leveraged by our IP development teams

Business Process Management Capabilities

As part of our strategy, Infosys BPO has been renamed as Infosys BPM during fiscal 2018. This change in name is a true reflection of the paradigm shift in the nature of services that we offer, and signifies our vision of ‘reimagining business processes’. Through our integrated ‘business domain people + software + empathy = humanware with ignited minds’ approach we continue to co-create business value for our clients, by reshaping stakeholder experience.

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

Infosys Edge

Edge suite includes – AssistEdge®, CollectEdge®, TradeEdge® and ProcureEdge®. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge® is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. CollectEdge® is an Artificial Intelligence powered product designed to help lending organizations reduce delinquency rates, boost recoveries, improve operational efficiencies and enhance customer experience. TradeEdge® helps global companies, reach billions of new consumers and increase revenues while reducing non-productive inventory. ProcureEdge® helps global organizations to continuously discover and realize value across their Source-to-Pay (S2P) cycle through automation.

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

Panaya®

Panaya, an Infosys company, is a SaaS change automation solution that reduces the time, cost and risk required to deliver changes to ERP applications like SAP®, Oracle® EBS and salesforce.com changes. Powered by big data analytics and aggregating since 2008, Panaya Release Dynamix Suite delivers real time insights that help organizations determine dependencies, accelerated testing and ensure business continuity. It continues to drive innovation by enabling the continuous delivery of business-driven changes to systems of differentiation.  Panaya’s customer base spans over 1600 enterprises worldwide, including over a third of the Fortune 500 companies across various markets including Utilities, Oil & Gas, Automotive, Manufacturing, Pharmaceuticals, Infrastructure and Services.

Skava®

Skava, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering the most versatile technology platform in the industry. Skava® enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2019	2018	2017
North America	60.5%	60.4%	61.9%
Europe	24.1%	23.7%	22.5%
Rest of the World	12.9%	12.7%	12.4%
India	2.5%	3.2%	3.2%
Total	100.0%	100.0%	100.0%

Segment reorganization

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequently, the prior year comparatives for the fiscal 2018 have been restated. Refer to note 2.20 in Item 18 of this Annual Report on Form 20-F for further details.

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2019	2018	2017
Financial services	32.0%	32.8%	32.9%
Retail	16.4%	16.1%	16.8%
Communications	12.6%	12.6%	12.3%
Energy, Utilities, Resources and Services	12.5%	11.8%	11.1%
Manufacturing	9.9%	9.4%	9.3%
Hi-Tech	7.5%	7.3%	7.5%
Life Sciences	6.3%	6.7%	6.5%
All Other segments	2.8%	3.3%	3.6%
Total	100.0%	100.0%	100.0%

For fiscal 2019, 2018 and 2017 our largest client contributed 3.6%, 3.4% and 3.4%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, in 46 countries around the world, that focus on specific industries and geographies. Our blend of geographic reach and industry knowledge allows us to deliver global expertise locally while tailoring it to each client's needs. Our strategy is focused on articulating and demonstrating how we help enterprises navigate their next.

Infosys branding aspires to position Infosys as the next-generation digital services company that helps enterprises steer through the many next of their digital journey. Our brand is built around the premise that our almost four decades of experience in managing the systems and workings of global enterprises uniquely positions us to be the navigators for our clients. We do it by enabling the enterprise with an AI-powered Core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the enterprise transformation agenda. We deliver on this promise with our digital navigation framework.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors arising in new technology areas who are focused on agility, flexibility and innovation.

We typically compete with other technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In the future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology based solutions to business problems and from firm’s incumbent in market segments that we have recently entered and boutique digital and creative design companies.

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

As of March 31, 2019, we employed 228,123 employees, of which 214,727 are professionals involved in service delivery to clients, including trainees. During fiscal 2019, we added 24,016 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses including the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2019, we received 2,333,420 employment applications, interviewed 180,255 applicants and extended offers of employment to 94,324 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2019, we have applied for 758 unique patent applications in India, U.S. and other jurisdictions. We have been granted 435 patents by the United States Patent and Trademark Office, 1 patent by the Luxembourg Patent Office, 12 patents by the Indian Patent Office, 1 patents by the Intellectual Property Office of Singapore and 3 patents by ARIPO. We also have 47 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of such incentive, our operations have been subject to relatively lower Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. However, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the RBI and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more, turnover of rupees one thousand crore or more or a net profit of rupees five crore or more during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of its average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the Company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $52 million was contributed towards corporate social responsibility activities during fiscal 2019.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

The Company submitted a settlement application on December 5, 2017 with the Securities and Exchange Board of India (SEBI). SEBI passed a settlement order dated February 15, 2019 (“the Settlement Order”) in respect of the settlement application. The settlement application pertained to matters relating to the severance agreement entered into with Rajiv Bansal, the former CFO of the Company, in October 2015, and was based on an undertaking by the Company without admitting the findings of facts and conclusion of law. The Company paid a settlement amount of Rupees thirty‑four lakh thirty-five thousand (₹3,435,000) in respect of the said settlement of allegations under the Settlement Order. Pursuant to the Settlement Order, the possible proceedings against the Company stand settled and no enforcement action will be initiated by SEBI against the Company in respect of the said allegations.

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

D. PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.7 million square feet of land and 5.17 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 982,000 square feet in Electronics City which accommodate approximately 10,500 employees.

Our capital expenditure on property, plant and equipment for fiscal 2019, 2018, and 2017 was $349 million, $310 million, and $411 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2019 we had contractual commitments for capital expenditure of $249 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and video-conferencing.

Currently, we have presence in 191 locations across 46 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant leased and owned properties are listed in the table below.

Location	Building	Seating capacity	Ownership	Land	Ownership
	Approx. Sq. ft.			Approx. Sq. ft.
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	3,873,187	23,384	Owned	4,723,758	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,057,488	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	3,483	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	615,485	4,696	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,207	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	508,300	3,514	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,637,108	20,101	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	10,343	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,003,345	23,459	Owned	19,618,277	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	1,743,636	5,578	Owned	15,690,809	Leased
'Mangalore (Pajeeru and Kairangala Village), Karnataka				46,207	Leased
Mysore (Hebbal Electronic City), Karnataka	11,824,218	15,888	Owned	13,314,994	Owned
Mysore (Hebbal Electronic City), Karnataka	—	—	—	2,047,346	Leased
Pune (Hinjewadi), Maharashtra	589,647	3,870	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,089	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	824,731	7,201	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	8,266	Owned	2,178,009	Leased
Jaipur (M-City), Rajasthan	778,245	7,143	Owned	18,19,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	—	—	—	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	—	—	—	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	—	—	—	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	—	—	—	2,178,009	Leased
Sira Taluk, Tumakur District	—	—	—	9,212,758	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	814,549	4,765	Owned	657,403	Leased

(1)	The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. and land over 440,000 sq. ft.

Additionally, we have opened hubs at Indianapolis, Connecticut, North Carolina, Rhode Island and Texas in United States where we have commissioned approximately 320,000 sq, ft area with approximately 2,000 seating capacity.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in 46 countries to create and execute strategies for their digital transformation.

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

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

We have embraced a four pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1.	Scale Agile Digital
2.	Energize the core
3.	Reskill our people
4.	Expand localization

Our primary geographic markets are North America, Europe, Rest of the World and India. We serve clients in financial services; retail; communication; energy, utilities, resource and services; manufacturing; hi-tech and life sciences.

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

Key matters pertaining to subsidiaries

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of  up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. WongDoody, brings to Infosys creative talent, marketing and brand engagement expertise.

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd), a Singapore based IT services company. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on the acquisition date), which includes a cash consideration of SGD 10 million (approximately $8 million on the acquisition date), contingent consideration of up to SGD 7 million (approximately $5 million on the acquisition date).

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of the voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of upto Euro 12 million (approximately $ 14 million) and retention payouts of upto Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group. Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships.

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately $30 million) to Hitachi towards the cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group. As on the date of adoption of financial statements by the Board of Directors, the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities. The name of Hitachi Procurement Services Co., Ltd has been changed to HIPUS Co., Ltd with effect from April 1, 2019.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total consideration of upto Euro 154 Million (approximately $171 million). As on the date of adoption of financial statements by the Board of Directors, the Company is in the process of finalizing the accounting for acquisition of Stater, including allocation of purchase consideration to identifiable assets and liabilities.

Disposal Group reclassified from Held for Sale

During fiscal 2018, Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’, resulting in a reduction in fair value in respect of Panaya amounting to $18 million. During quarter ended June 30, 2018, a further reduction of $39 million was recorded in respect of Panaya. The fair value of Panaya as of March 31, 2018 had not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 was immaterial.

During fiscal 2019, the company concluded that the criteria for classification as held for sale was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava.

Refer to note 2.9 in Item 18 of this Annual Report on Form 20-F for further details.

Corporate actions

Capital allocation policy

Fiscal 2018

The Board in its meeting on April 13, 2017, reviewed and approved the revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Key aspects of the policy was to

•

Payout of up to 70% of the free cash flow of the corresponding fiscal year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

•

Additionally, the Board has identified an amount of up to ₹13,000 crore ($2 billion) to be paid out to shareholders during fiscal 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion) The shareholders approved the Buyback of equity Shares through the postal ballot that concluded on October 7, 2017.  The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The Buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository \Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Indian Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Fiscal 2019

The Board in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Board decided to retain the current policy of returning upto 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT). Additionally, the Board had identified an amount of upto ₹13,000 crore (approximately $2 billion) to be paid to shareholders in the form of

•

A special dividend of ₹5 per share ($0.08 per ADR) (adjusted for September 2018 bonus issue) to be paid in June 2018. This resulted in a subsequent payout of ₹2,633 crore ($386 million) (including dividend distribution tax and divided paid on treasury shares).

•

Identified an amount of upto approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for fiscal 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals

In line with the above, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares from the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders’ approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share ($0.06 per share) that resulted in a payout of approximately ₹2,107 crore (approximately $296 million) (including dividend distribution tax and divided paid on treasury shares converted using exchange rate on the date of payment).

The shareholders approved the proposal of a buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback is offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the maximum indicative number of equity shares bought back would be 103,250,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company. The Company will fund the buyback from its free reserves. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 12,652,000 equity shares were bought back from the Indian stock exchanges.

Subsequent to March 31, 2019, 57,600,000 equity shares have been bought back from the Indian stock exchanges resulting in a cash outflow of approximately $624 million.

After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of ₹13,000 crore ($1,866 million*) which was announced as part of its capital allocation policy in April 2018.

*As the USD/INR exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,866 million (comprising $1,184 million pertaining to the buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $296 million towards special dividend paid to shareholders in January 2019).

The outcome of capital allocation policy is summarized below:

(Dollars in millions)

Particulars	Fiscal 2019		Fiscal 2018
Buyback	1,184	(1)	2,035
Interim and final dividend(2)(3)	1,283	(5)	1,311
Special dividend(2)(4)	682		—
Total	3,149		3,346

(1)	At maximum buyback size of ₹8,260 crore ($1,184 million) including the likely pay-outs till September 2019.
(2)	Dividend includes dividend paid on treasury shares
(3)	Interim and final dividend declared for the respective financial year
(4)	Special dividend paid in the respective financial year
(5)

Includes a final dividend of ₹10.50 per equity share (approximately $0.15 per equity share) recommended by the Board of Directors in their meeting held on April 12, 2019 for fiscal 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019

2. Dividend

The following table sets forth for the dividend policy, and dividend per share declared for fiscal 2019, 2018 and 2017:

Dividend policy	Fiscal 2019		Fiscal 2018(5)		Fiscal 2017(5)
	in ₹	in $ (4)	in ₹	in $(4)	in ₹	in $(4)
-Interim dividend	7.00	0.10	6.50	0.10	5.50	0.09
-Final dividend	10.50(1)	0.15(1)	10.25	0.16	7.38	0.12
-Special dividend	4.00	0.06	5.00	0.08	—	—
	21.50	0.31	21.75	0.34	12.88	0.21

Payout ratio (interim and final dividend)		68.6%(3)(6)		69.8%(3)		49.6%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 12, 2019, subject to the approval by the shareholders at the Annual General Meeting of the Company to be held on June 22, 2019.

(2)	Our dividend policy was to pay up to 50% of consolidated post-tax profits.
(3)

Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax.

(4)	Converted at the monthly exchange rate in the month of declaration of dividend.
(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)	Based on outstanding number of shares on March 31, 2019.

3. Bonus shares

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Controlled trust holds 20,324,982 and 10,801,956 shares (not adjusted for September, 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 200,000 and 100,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants made under the 2015 plan during fiscal 2019, 2018 and 2017 under the 2015 Plan:

Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
RSU and ESOP
Salil Parekh, Chief Executive Officer and Managing Director (CEO and MD)	260,130	226,048	—
U.B. Pravin Rao, Chief Operating Officer and Whole-time Director (COO and WTD)	68,250	140,500	—
Dr.Vishal Sikka*	—	1,201,498	241,400
Other Key Managerial Personnel (KMP)**	368,100	631,100	1,497,600
Employees other than KMP	3,644,220	3,345,220	6,422,080
	4,340,700	5,544,366	8,161,080

Incentive units- cash settled
Other employees	74,090	100,080	224,420
	74,090	100,080	224,420

Total grants	4,414,790	5,644,446	8,385,500

Information in the table above is adjusted for September 2018 bonus issue.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited
**	Refer note 2.19 Related party transactions under Item 18 of this Annual report in Form 20-F for details on appointment and resignation of certain KMPs

These RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the year ended March 31, 2019, March 31, 2018 and March 31, 2017, the Company recorded an employee stock compensation expense of $29 million, $13 million and $17 million, respectively in the statement of comprehensive income.

For additional information of the Company’s stock incentive compensation plans, refer to Note 2.16 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Adoption of accounting standards

IFRS 15, Revenue from Contracts with Customers

Effective April 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers, using the cumulative catch-up transition method applied to contracts that were not completed as at April 1, 2018. The effect on adoption of IFRS 15 was insignificant. The adoption of IFRS 15 required enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. Refer to note 2.10 in Item 18 of this Annual Report on Form 20-F for further details.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant

Cybersecurity

Our business and operations are subject to cybersecurity and other information security risks that could have a material effect on our results of operations, liquidity, and financial condition.  For discussion of these risks, please see section entitled ‘Risk Factors’ in this Annual Report on Form 20-F.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2015 to fiscal 2019:

	(Dollars in millions except per share and employee data)
	Fiscal 2019	Fiscal 2015	Compounded annual growth rate
Revenues	11,799	8,711	7.9%
Net profit	2,200	2,013	2.2%
Net profit attributable to Owners of the company	2,199	2,013	2.2%
Earnings per equity share (Basic)	0.51	0.44*	3.8%
Earnings per equity share (Diluted)	0.51	0.44*	3.8%
Number of employees at the end of the fiscal year	228,123	176,187	6.7%

*	Adjusted for bonus issue

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume as well as an expansion in the solutions that we provide to our clients. We added 345 new customers (gross) during fiscal 2019 as compared to 283 new customers (gross) during fiscal 2018 and 321 new customers (gross) during fiscal 2017. For fiscal 2019, 2018 and 2017, 97.3%, 98.5% and 97.3%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Revenues	100.0	100.0	100.0
Cost of sales	65.2	64.0	63.1
Gross margin	34.8	36.0	36.9
Operating expenses:
Selling and marketing expenses	5.4	5.0	5.2
Administrative expenses	6.6	6.7	6.9
Total operating expenses	12.0	11.7	12.2
Operating margin	22.8	24.3	24.7
Other income, net	3.5	4.7	4.5
Reduction in the fair value of Disposal Group held for sale	(0.3)	(0.2)	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	(0.5)	—	—
Share in net profit/(loss) of associate, including impairment	—	(0.1)	—
Profit before income taxes	25.5	28.7	29.1
Income tax expense	6.9	6.0	8.2
Net margin	18.6	22.7	21.0
Non-controlling interests	—	—	—
Net margin attributable to owners of the company	18.6	22.7	21.0

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segment based on “Management Approach” as defined under IFRS 8 – Operating Segments. Pursuant to this change, reportable segments are as follows:

•	Financial Services, which includes enterprises in Financial Services and Insurance
•	Retail, which includes enterprises in Retail, Consumer Packaged Goods and Logistics
•	Communication, which includes enterprises in Communication, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences, which includes enterprises in Life sciences and Health care
•	Others, which includes India, Japan. China, Infosys Public Services and other Public Services enterprises

Refer to note 2.20 in Item 18 of this Annual Report on Form 20-F for further details.

Results for Fiscal 2019 compared to Fiscal 2018

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

The following table sets forth the growth in our revenues in fiscal 2019 from fiscal 2018:

			(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Revenues	11,799	10,939	860	7.9%

The increase in revenues was primarily attributable to an increase in the volume across most of the segments.

Effective fiscal 2018, the Company has defined digital revenues as a set of use cases that drives business outcomes for our clients across five areas which are experience, insight, innovate, accelerate and assure.

Refer section ‘Our Strategy’ under Item 4 of this Annual Report on Form 20-F for further details.

The table below sets forth the percentage of our revenues by digital and core services for fiscal 2019 and fiscal 2018:

	Percentage of revenues
	Fiscal 2019	Fiscal 2018
Digital revenue	31.2%	25.5%
Core revenue	68.8%	74.5%

The following table sets forth our revenues by business segments for fiscal 2019 and fiscal 2018:

Business Segments	Percentage of Revenues
	Fiscal 2019	Fiscal 2018
Financial Services	32.0%	32.8%
Retail	16.4%	16.1%
Communication	12.6%	12.6%
Energy, Utilities, Resources and Services	12.6%	11.8%
Manufacturing	9.8%	9.4%
Hi-Tech	7.5%	7.3%
Life Sciences	6.3%	6.7%
All other Segments	2.8%	3.3%

There were significant currency movements during fiscal 2019 as compared to fiscal 2018. The U.S. dollar appreciated by 1.5% against the United Kingdom Pound Sterling, 1.7% against the Euro and by 6.4% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2019 is $11,799 million. As against this, our revenues in constant currency terms for fiscal 2019 would have been $11,923 million, resulting in a growth of 9.0% as against a reported growth of 7.9%. in comparison to fiscal 2018.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2019 and fiscal 2018 (see Note 2.20.1, under Item 18 of this Annual Report on Form 20-F for additional information):

	Business segment profit %
Business Segments	Fiscal 2019	Fiscal 2018
Financial Services	26.0%	27.5%
Retail	29.8%	29.1%
Communication	24.2%	29.5%
Energy, Utilities, Resources and Services	24.5%	29.0%
Manufacturing	22.7%	19.1%
Hi-Tech	25.2%	28.2%
Life Sciences	27.2%	29.6%
All other Segments	4.9%	8.5%

Overall segment profitability has decreased primarily on account of increase in investments in key areas – sales and marketing, localization strategy, investments in Agile Digital, re-skilling of our workforce; increase in the cost of technical sub-contractors, cost of third-party items bought for service delivery to clients and compensation increase, cross currency fluctuations, partially offset by benefit on account of rupee depreciation and cost optimization benefits.

Communication profitability was lower on account of higher subcontractor costs during the year and also due to ramp up and transition costs of large deals.  Large deals typically have lower margins in the initial deal period on account of transition and higher onsite mix.

Energy, Utilities, Resources and Services profitability was lower on account of higher subcontractor costs and higher third party cost to meet project specific requirements.

Manufacturing profitability improved due to increase in offshoring during the year as well as contingency loss provisions are booked on certain project during fiscal 2018.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2019 and fiscal 2018:

	Percentage of revenues
	Fiscal 2019	Fiscal 2018
Onsite revenue	54.9%	55.4%
Offshore revenue	45.1%	44.6%

We typically assume full project management responsibility for each project that we undertake. We divide projects into components that we execute simultaneously at client sites and our Development Centers located outside India (‘onsite’) and at our Global Development Centers in India (‘offshore’). The proportion of work performed at our facilities and at client sites varies from period-to-period. We charge higher rates and incur higher compensation and other expenses for work performed onsite. The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from period-to-period.

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2019 and fiscal 2018:

	Fiscal 2019	Fiscal 2018
Onsite effort	28.6%	29.3%
Offshore effort	71.4%	70.7%

Revenues from software services represented 94.8% of total revenues for both the fiscal 2019 and fiscal 2018. We also generate revenue from products and platforms, which represented 5.2% of our total revenues for both fiscal 2019 and fiscal 2018.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total revenues for fiscal 2019 and fiscal 2018:

	Percentage of total services revenues
	Fiscal 2019	Fiscal 2018
Fixed-price, fixed-timeframe contracts	52.5%	51.8%
Time-and-materials contracts	47.5%	48.2%

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2019	Fiscal 2018
Including trainees	80.1%	81.2%
Excluding trainees	84.3%	84.6%

The following table sets forth our revenues by geography for fiscal 2019 and fiscal 2018:

Geography	Percentage of revenues
	Fiscal 2019	Fiscal 2018
North America	60.5%	60.4%
Europe	24.1%	23.7%
Rest of the World	12.9%	12.7%
India	2.5%	3.2%

During fiscal 2019, the total billed person-months for our IT services professionals grew by 9% compared to fiscal 2018. The onsite and offshore billed person-months for our IT services professionals grew by 6.5% and 10.0%, respectively. During fiscal 2019, there was a 0.8 % decrease in offshore revenue realization, and a 0.8 % increase in the onsite revenue realization of our IT services professionals when compared to fiscal 2018. On a blended basis, the revenue realization decreased by 0.8% during fiscal 2019 when compared to fiscal 2018. Revenue realization is defined as revenue per billed person month.

Revenue per employee has decreased from US$ 54,602 in fiscal 2018 to US$ 54,038 in fiscal 2019.

Cost of sales

The following table sets forth our cost of sales for fiscal 2019 and fiscal 2018:

			(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Cost of sales	7,687	7,001	686	9.8%
As a percentage of revenue	65.2%	64.0%

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018		Change
Employee benefit costs	5,780	5,379		401
Depreciation and amortization	287	289		(2)
Travelling costs	253	225		28
Cost of technical sub-contractors	860	666		194
Cost of Software packages for own use	129	136		(7)
Third party items bought for service delivery to clients	231	152		79
Operating lease payments	52	50		2
Consultancy and professional charges	6	8		(2)
Communication costs	34	35		(1)
Provision for post-sales client support	—	22		(22)
Repairs and maintenance	53	46		7
Other expenses	2	(7)	*	9
Total cost of sales	7,687	7,001		686

*	includes write-back of accruals no longer required

The increase in cost of sales as a percentage of revenue, during fiscal 2019 from fiscal 2018 was primarily due to increase in cost of efforts (comprising employee cost and cost of technical sub-contractors), and cost of third party items bought for service delivery to clients, partially offset by reduction in provision for post-sales client support and rupee depreciation.

The cost of efforts has increased on account of increase in volume, increase in compensation, increase in usage of technical sub-contractors to meet the talent crunch, lower utilization partially offset by improvement in onsite mix.

The increase in third party items bought for service delivery to clients has been primarily in infrastructure services.

The Group provides its clients with a fixed period post-sales support on all its fixed price, fixed time frame contracts. These costs are estimated based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Gross profit

The following table sets forth our gross profit for fiscal 2019 and fiscal 2018:

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change
Gross profit	4,112	3,938	174
As a percentage of revenue	34.8%	36.0%

The gross margins for fiscal 2019, were impacted by increase in cost of efforts, increase in third-party items bought for service delivery to clients, cross currency fluctuations,  partially offset by benefit on account of rupee depreciation and provision for post sales client support.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2019 and fiscal 2018:

			(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Selling and marketing expenses	638	552	86	15.6%
As a percentage of revenue	5.4%	5.0%

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change
Employee benefit costs	462	425	37
Travelling costs	59	48	11
Branding and marketing	69	47	22
Operating lease payments	11	12	(1)
Consultancy and professional charges	28	10	18
Communication costs	3	3	—
Other expenses	6	7	(1)
Total selling and marketing expenses	638	552	86

The selling and marketing expenses has increased as a percentage of revenue by 0.4% during fiscal 2019 from fiscal 2018, in line with our plan to invest more to strengthen our relationship with our clients and increase our share of deal wins as well as new client wins.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2019 and fiscal 2018:

			(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Administrative expenses	778	727	51	7.0%
As a percentage of revenue	6.6%	6.7%

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change
Employee benefit costs	226	230	(4)
Consultancy and professional charges	154	144	10
Repairs and maintenance	134	127	7
Power and fuel	32	32	—
Communication costs	31	38	(7)
Travelling costs	36	37	(1)
Rates and taxes	27	25	2
Operating lease payments	20	20	—
Insurance charges	9	9	—
Impairment loss recognised/(reversed) on financial assets	35	11	24
Commission to non-whole time directors	1	1	—
Contribution towards Corporate Social Responsibility (CSR)	38	24	14
Other expenses	35	29	6
Total administrative expenses	778	727	51

The administrative expenses as a percentage of revenue has marginally reduced by 0.1% for fiscal 2019 as compared to fiscal 2018. The increase in impairment losses on financial assets is due to specific provisions made for certain customers. In accordance with the requirements of the Indian Companies Act, 2013, $38 million and $24 million were contributed towards Corporate Social Responsibility activities during the fiscal 2019 and fiscal 2018, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2019 and fiscal 2018:

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change
Operating profit	2,696	2,659	37
As a percentage of revenue	22.8%	24.3%

The decrease in operating profit as a percentage of revenue for fiscal 2019 from fiscal 2018 was primarily attributable to a decrease of 1.2% in gross profit as a percentage of revenue during the same period and increase in selling and marketing expenses.

Other income

The following table sets forth our other income for fiscal 2019 and fiscal 2018:

			(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Other income, net	411	513	(102)	(19.9)%

Other income for fiscal 2019 primarily includes income/gain from investments of $317 million, foreign exchange gain of $18 million on translation of other assets and liabilities and foreign exchange gain of $27 million on forward and option contracts.

Other income for fiscal 2018 primarily includes income/gain from investments of $406 million, foreign exchange gain of $36 million on translation of other assets and liabilities, foreign exchange gain of less than $1 million on forward and option contracts, and interest on tax refunds of $41 million.

Interest income in fiscal 2019 has declined as compared to fiscal 2018 primarily due to a decrease in investable base on account of execution of the Capital Allocation Policy of the Company.

Disposal Group reclassified as held for sale

During fiscal 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya had been recognized in the consolidated statement of comprehensive income for fiscal 2018 and accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal Group have been reclassified as “held for sale".

During quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya. The fair value of Panaya as of March 31, 2018 had not been adjusted to reflect the subsequent progress on negotiations because the impact of a lower indicative sale price on the financial results and earnings per equity share for the year ended March 31, 2018 was immaterial.

Further during fiscal 2019, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group did not meet the criteria for “Held for Sale’ classification because it was no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with IFRS 5 -"Non-current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements as of March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount. resulting in an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) for Skava in the consolidated statement of comprehensive income for fiscal 2019.

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

The following table sets forth the currencies in which our revenues for fiscal 2019 and fiscal 2018 were denominated:

Currency	Percentage of Revenues
	Fiscal 2019	Fiscal 2018
U.S. dollar	67.3%	67.7%
United Kingdom Pound Sterling	5.0%	5.3%
Euro	11.9%	11.3%
Australian dollar	7.9%	7.8%
Others	7.9%	7.9%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2019 and fiscal 2018:

	Fiscal 2019(₹ )	Fiscal 2018(₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	70.04	64.46	(8.7)%
United Kingdom Pound Sterling	91.86	85.99	(6.8)%
Euro	80.98	75.84	(6.8)%
Australian dollar	50.92	49.96	(1.9)%

	Fiscal 2019(₹ )	Fiscal 2018(₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	65.18	64.85
United Kingdom Pound Sterling	92.28	80.90
Euro	80.81	69.29
Australian dollar	50.05	49.58
Exchange rate at the end of the period: (b)
U.S. dollar	69.16	65.18
United Kingdom Pound Sterling	90.53	92.28
Euro	77.67	80.81
Australian dollar	49.02	50.05
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(6.1)%	(0.5)%
United Kingdom Pound Sterling	1.9%	(14.1)%
Euro	3.9%	(16.6)%
Australian dollar	2.1%	(0.9)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2019 and fiscal 2018:

	Fiscal 2019 ($)	Fiscal 2018 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.31	1.33	1.5%
Euro	1.16	1.18	1.7%
Australian dollar	0.73	0.78	6.4%

	Fiscal 2019 ($)	Fiscal 2018 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.42	1.25
Euro	1.24	1.07
Australian dollars	0.77	0.76
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.31	1.42
Euro	1.12	1.24
Australian dollar	0.71	0.77
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	7.7%	(13.6)%
Euro	9.7%	(15.9)%
Australian dollar	7.8%	(1.3)%

For fiscal 2019 and fiscal 2018, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our incremental operating margins by approximately 0.47% and 0.50% respectively. The exchange rate between the Indian rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Cost Structure - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a foreign exchange gain of $27 million and less than $1 million for fiscal 2019 and fiscal 2018, respectively, on account of foreign exchange forward and option contracts and foreign exchange gain of $18 million and foreign exchange gain of $36 million on translation of other assets and liabilities for fiscal 2019 and fiscal 2018, respectively.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India, can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.10 of Item 18 of this Annual Report on Form 20-F are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geography. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

The applicable Indian Corporate statutory tax rate for the year ended March 31, 2019 is 34.96% and for the year ended March 31, 2018 is 34.6%

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $386 million and $321 million for fiscal 2018 and 2019, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2019 was $0.09 and for fiscal 2018 was $0.07 (adjusted for the September 2018 bonus issue). See Note 2.17, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2019 and fiscal 2018:

	(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change	Percentage Change
Income tax expense	803	657	146	22.2%
Effective tax rate	26.7%	20.9%

Our effective tax rate has increased to 26.7% in fiscal 2019 from 20.9% in fiscal 2018. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions and other tax deductions. The increase in effective tax rate from fiscal 2018 to fiscal 2019 was mainly due to the reversal of income tax expense on account of conclusion of Advance Pricing Agreement (APA) in fiscal 2018, increase in branch profit tax, increase in non-deductible expenses, partially offset by increase in tax benefits from SEZ units.

During fiscal 2019, the Company entered into APA in an overseas jurisdictions resulting in a reversal of income tax expense of $7 million which pertained to prior periods.

In fiscal 2018, the Company concluded an APA with the U.S. Internal Revenue Service ("IRS") for the U.S. branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s U.S. Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million which pertained to previous periods which are no longer required. This comprises of reduction in current tax expense of $253 million, offset by a reversal of $21 million on account of deferred tax assets pertaining to the temporary differences which are no longer required and an increase in deferred tax liability of $7 million pertaining to Branch profit tax on account of conclusion of APA. The Company had to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $222 million till date.

Additionally, income tax expense for fiscal 2019 and fiscal 2018 includes reversal (net of provisions) of $18 million and $45 million, respectively. For fiscal 2019, the tax reversals comprise of reversal of provisions of $42 million made in earlier periods which is partially offset by an additional tax provision of $24 million pertaining to prior periods. For fiscal 2018, the tax reversals comprise of reversal of provisions of $45 million made in earlier periods which is partially offset by an additional tax provision of less than $1 million pertaining to prior periods.

These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions. The additional provision pertaining to prior periods is primarily due to audits and assessments in certain jurisdiction.

In the United States, the “Tax Cuts and Jobs Act (H.R.1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US Tax Reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During fiscal 2018, the US Tax Reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit during fiscal 2018. We have no material impact on account of the “Tax Cuts and Jobs Act 2017.

During fiscal 2018, the Company received $130 million as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during fiscal 2018.

As at March 31, 2019, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to ₹2,851 crore ($412 million). These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,924 crore ($857 million).

As at March 31, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹3,041 crore ($467 million).

Amount paid to statutory authorities against the above tax claims amounted to ₹6,540 crore ($1,003 million).

Net profit

The following table sets forth our net profit for fiscal 2019 and fiscal 2018:

		(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Change
Net profit	2,200	2,486	(286)
As a percentage of revenues	18.6%	22.7%

The decrease in net profit as a percentage of revenues for fiscal 2019 as compared to fiscal 2018 was primarily attributable to decrease in operating profit by 1.5% and an increase of 0.9% in tax expenses and decrease in other income by 1.2% as a percentage of revenue.

Apart from the above, reduction in the fair value of the disposal group held for sale and adjustment in respect of excess of carrying amount over recoverable amount on reclassification from ‘Held for Sale’ have caused a decline in net profit.

Results for Fiscal 2018 compared to Fiscal 2017

Refer to the section ‘Results for Fiscal 2018 compared to Fiscal 2017’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F for fiscal 2018, filed with the U.S. Securities and Exchange Commission on July 19, 2018, for analysis of our results for fiscal 2018 in comparison with fiscal 2017, except for the sections discussed below, which have updated information for fiscal 2018 and fiscal 2017.

Segment reorganization

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequently, the figures for fiscal 2018 and fiscal 2017 have been restated. Refer to note 2.20 in Item 18 of this Annual Report on Form 20-F for further details.

The following table sets forth our revenues by business segments for fiscal 2018 and fiscal 2017:

Business Segments	Percentage of Revenues
	Fiscal 2018	Fiscal 2017
Financial services	32.8%	32.9%
Retail	16.1%	16.8%
Communications	12.6%	12.3%
Energy, Utilities, Resources and Services	11.8%	11.1%
Manufacturing	9.4%	9.3%
Hi-Tech	7.3%	7.5%
Life Sciences	6.7%	6.5%
All Other segments	3.3%	3.6%

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2018 and fiscal 2017 (see Note 2.20.1, Business Segments under Item 18 of this Annual Report on Form 20-F for additional information):

	Business segment profit %
Business Segments	Fiscal 2018	Fiscal 2017
Financial services	27.5%	27.1%
Retail	29.1%	28.1%
Communications	29.5%	31.5%
Energy, Utilities, Resources and Services	29.0%	29.8%
Manufacturing	19.1%	20.7%
Hi-Tech	28.2%	30.4%
Life Sciences	29.6%	30.9%
All Other segments	8.5%	4.4%

Overall segment profitability has marginally declined primarily on account of:

•	Adverse currency impact of rupee appreciation, compensation increases and higher variable payouts
•

Partially offset by cross currency benefit, improved operational parameters like higher utilization, benefits on account of automation, lower onsite mix and optimization of general and administration costs

Sensitivity analysis for significant defined benefit plans for Fiscal 2019 over Fiscal 2018

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2019 and March 31, 2018:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Benefit obligation at the end	195	184
Fair Value of plan assets at the end	197	187
Funded Status	2	3
Prepaid gratuity benefit	6	7
Accrued gratuity	(4)	(4)

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

As of March 31, 2019, 2018 and 2017, we had $4,951 million, $5,243 million and $6,121 million in working capital (working capital defined as current assets minus current liabilities), respectively. The working capital as of March 31, 2019 includes $2,829 million in cash and cash equivalents, $958 million in current investments. The working capital as of March 31, 2018 includes $3,041 million in cash and cash equivalents and $982 million in current investments. The working capital as of March 31, 2017 includes $3,489 million in cash and cash equivalents and $1,538 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $52 million, $82 million and $88 million as of March 31, 2019, 2018 and 2017, respectively. These restrictions are primarily on account of bank balances held as margin money deposit against bank guarantees and cash balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

The following table sets forth our cash flows for fiscal 2019, 2018 and 2017:

	(Dollars in millions)
	Fiscal 2019	Fiscal 2018	Fiscal 2017
Net cash provided by operating activities	2,262	2,257	2,099
Net cash (used) generated in investing activities	(225)	482	(2,547)
Net cash (used) in financing activities	(2,073)	(3,197)	(1,032)

Net cash provided by operating activities:

Our cash flows are robust and our operating cash flows have marginally increased to $2,262 million in fiscal 2019 from $2,257 million in fiscal 2018.

In fiscal 2019, cash inflows from operating activities increased mainly on account of lower income tax payments and also on account of improved Days sales outstanding.

Trade receivables as a percentage of last 12 months’ revenues were 18.2%, 18.4% and 18.6% as of March 31, 2019, 2018 and 2017, respectively. Days sales outstanding on the basis of last 12 months’ revenues were 66 days, 67 days and 68 days as of March 31, 2019, 2018 and 2017, respectively.

In fiscal 2019, there was no income tax paid under protest.

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

In line with the APA, the Company has to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $222 million till date.

Based on the assumptions as of March 31, 2019, we expect to contribute $23 million to gratuity trusts during fiscal 2020 (see note 2.12.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2019, 2018 and 2017 was $77 million, $4 million and Nil respectively. Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2019, 2018 and 2017 was $349 million, $310 million and $411 million, respectively for our software Development Centers. During fiscal 2019, 2018 and 2017, we invested $11,741 million $10,721 million and $9,888 million, in marketable securities. Further, we redeemed marketable securities of $11,922 million, $11,474 million and $7,760 million of during fiscal 2019, 2018 and 2017. During fiscal 2019 and fiscal 2018 we have redeemed certain investments to fund our business operations, dividend payouts and execution of buyback. Marketable securities include liquid mutual funds, fixed maturity plans securities, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $6 million, $8 million and $14 million during fiscal 2019, 2018 and 2017, respectively. Further, redemption of such investments during fiscal 2019 and fiscal 2018 was $18 million and $5 million respectively. During fiscal 2019, 2018 and 2017, we invested $3 million, $20 million and $25 million, in deposits placed with corporation. During fiscal 2019 we have paid an amount of $30 million as advance payment to selling shareholders towards acquisition of HIPUS.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was completed by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency.  The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on the acquisition date), which includes a cash consideration of SGD 10 million (approximately $8 million on the acquisition date), contingent consideration of up to SGD 7 million (approximately $5 million on the acquisition date).

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of the voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of upto Euro 12 million (approximately $14 million) and retention payouts of upto Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately $30 million) to Hitachi towards the cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group. As on the date of adoption of financial statement by Board of Directors, the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland\, for a total consideration of upto Euro 154 Million (approximately $ 171 Million). As on the date of adoption of financial statement by Board of Directors, the Company is in the process of finalizing the accounting for acquisition of Stater, including allocation of purchase consideration to identifiable assets and liabilities.

We have an innovation fund with an outlay of $500 million to support the creation of a global ecosystem of strategic partners, in the form of investments in early-stage companies. Out of the total outlay, $59 million has been invested as of March 31, 2019 and we have an uncalled capital commitment of $12 million. The carrying value of  investments as on March 31, 2019 was $20 million.

We provide personal and salary advances and loans to employees.

The annual rates of interest for these loans vary from 0% to 10%. Loans and advances aggregating $38 million, $43 million and $47 million were outstanding as of March 31, 2019, 2018 and 2017, respectively.

The timing of recovery of employee loans and advances outstanding as of March 31, 2019 are as detailed below:

(Dollars in millions)
12 months ending March 31,	Repayment
2020	35
2021	3
38

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2019 includes $118 million towards share buyback including transaction costs and $1,956 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2018 includes $2,042 million towards share buyback including transaction costs and $1,156 million towards dividend payments including corporate dividend tax. Net cash used in financing activities for fiscal 2017 was $1,032 million towards dividend payments including corporate dividend tax.

Buyback

The shareholders approved the proposal of a buyback of equity shares through the postal ballot that concluded on March 12, 2019. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the maximum indicative number of equity shares bought back would be 103,250,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company. During fiscal 2019, 12,652,000 equity shares were bought back from the Indian stock exchanges which resulted in a cash outflow of $118 million including transaction costs.

The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and is expected to be completed by September 2019

Subsequent to March 31, 2019, 57,600,000 equity shares have been bought back from the Indian stock exchanges, resulting in a cash outflow of approximately $624 million

During fiscal 2018, the buyback offer comprised a purchase of 113,043,478 equity shares (not adjusted for September 2018 bonus issue) aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share which resulted in a cash outflow of $2,042 million including transaction costs.

Refer to section titled ‘Corporate actions’ under Item 5 of this Annual report for further details relating to buyback.

Dividends

The following table sets forth the dividend policy, and dividend per share declared for fiscal 2019, 2018 and 2017:

Dividend policy	Fiscal 2019		Fiscal 2018(5)		Fiscal 2017(5)
	in ₹	in $ (4)	in ₹	in $(4)	in ₹	in $(4)
-Interim dividend	7.00	0.10	6.50	0.10	5.50	0.09
-Final dividend	10.50(1)	0.15(1)	10.25	0.16	7.38	0.12
-Special dividend	4.00	0.06	5.00	0.08	—	—
	21.50	0.31	21.75	0.34	12.88	0.21

Payout ratio (interim and final dividend)		68.6%(3)(6)		69.8%(3)		49.6%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 12, 2019, subject to approval by the shareholders at the Annual General Meeting of the Company to be held on June 22, 2019.
(2)	Our dividend policy was to pay up to 50% of consolidated post-tax profits.

(3)

Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout ratio includes Dividend Distribution Tax

(4)	Converted at the monthly exchange rate in the month of declaration of dividend
(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)	Based on number of shares outstanding as of March 31, 2019.

The following table shows the cash outflow in the form of dividend payments including dividend distribution tax:

		(Dollars in millions)
Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
Cash outflow *#
-Final dividend for fiscal 2018	779	—	—
-Special dividend declared in fiscal 2018	384	—	—
-Interim dividend for fiscal 2019	498	—	—
-Special dividend declared in fiscal 2019	295	—	—
-Final dividend for fiscal 2017	—	630	—
-Interim dividend for fiscal 2018	—	526	—
-Final dividend for fiscal 2016	—	—	579
-Interim dividend for fiscal 2017	—	—	453

*	excludes dividend paid on treasury shares
#	The Company declares and pays dividends in Indian rupees. The conversion of dividend paid to U.S. dollars is based on the exchange rate on date of payment.

Bonus issue

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and holders of the bonus shares shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Contractual commitments

As of March 31, 2019, we had contractual commitments for capital expenditure of $249 million, as compared to $223 million and $177 million as of March 31, 2018 and 2017, respectively. These commitments include $214 million in commitments for domestic purchases as of March 31, 2019, as compared to $184 million and $132 million as of March 31, 2018 and 2017, respectively, and $35 million in overseas commitments to support our operations generally as of March 31, 2019, as compared to $39 million and $45 million as of March 31, 2018 and 2017, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2019 to be majorly completed in a year.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2019 and March 31, 2018.

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2019 and March 31, 2018.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2019 and March 31, 2018.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2019 and March 31, 2018.

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

Components of Market Risk

(1)

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2019, 2018 and 2017, U.S. dollar denominated revenues represented 67.3%, 67.7% and 69.6% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 5.0%, 5.3% and 5.8% of total revenues, revenues denominated in the Euro represented 11.9%, 11.3% and 9.6% of total revenues while revenues denominated in the Australian dollar represented 7.9%, 7.8% and 7.3% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is a bank.

Refer to Note 2.3 in Item 18 in this Annual Report for the details in respect of outstanding foreign exchange forward and options contracts.

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

Recent Accounting Pronouncements

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases replacing the existing leases Standard, IAS 17 Leases and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model for a lessee and requires the lessee to recognize assets and liabilities for all leases unless the lease term is twelve months or less or unless the underlying asset is low value in nature. Currently, operating lease expenses are charged to the statement of comprehensive income. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of repayment of lease liabilities. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or
•

An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under IAS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers.

On completion of evaluation of the effect of adoption of IFRS 16, we are proposing to use the ‘Modified Retrospective Approach’ for transitioning to IFRS 16, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. We have elected certain available practical expedients on transition.

The effect of adoption as on transition date would result in an increase in Right of use asset approximately by $395 million, net investment in sub-lease approximately by $60 million and an increase in lease liability approximately by $495 million with the cumulative effect of applying the standard which would be adjusted in retained earnings, net of taxes.

IFRIC 23, Uncertainty over Income Tax Treatments:

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

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. We will adopt the standard on April 1, 2019 and have decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of IFRIC 23 would be insignificant in the consolidated financial statements.

Amendment to IAS 12 – Income taxes:

In December 2017, the IASB issued amendments to the guidance in IAS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. We are currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement- On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

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

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. We do not have any impact on account of this amendment.

Amendment to IFRS 3 Business Combinations –

On October 22, 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. We are currently evaluating the effect of this amendment on the consolidated financial statements.

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

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid / recovered for uncertain tax positions.

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

f. Non-current assets and Disposal Groups held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups has been estimated using valuation techniques including income and market approach which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs. Refer to Note 2.9 under Item 18 of this Annual Report on Form 20-F.

Revenue Recognition

We derive revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (together referred to as “software related services”)

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, we applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, we have measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where we are unable to determine the standalone selling price, we used the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach.   Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

We account for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, we recognize the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

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

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2019.

	(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	477	90	145	114	128
Purchase obligations	699	645	40	13	1
Post-retirement benefits obligations	324	29	61	66	168

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

Additionally, as of March 31, 2019, we have uncalled capital commitments of $12 million towards investments made out of innovation fund, which shall be paid as and when the capital call is made by the investee.

Post-retirement benefits obligations are the benefit payments, which are expected to be paid under our gratuity plans.

Unrecognized tax benefits amounting to $630 million relate to liability towards uncertain tax positions taken in major tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable and accordingly has not been disclosed in the above table.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2019, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	63	Non-executive, Non-Independent Chairman
Salil Parekh	54	Chief Executive Officer and Managing Director
U. B. Pravin Rao	57	Chief Operating Officer and Whole-time Director
Kiran Mazumdar-Shaw(1)	66	Lead Independent Director
Roopa Kudva	55	Independent Director
Dr. Punita Kumar-Sinha	56	Independent Director
D. N. Prahlad	63	Independent Director
D. Sundaram	66	Independent Director
Michael Gibbs(2)	61	Independent Director
Nilanjan Roy(3)	52	Chief Financial Officer
Ravi Kumar S.	48	President and Deputy Chief Operating Officer
Mohit Joshi	44	President
Krishnamurthy Shankar	56	Group Head - Human Resources and Infosys Leadership Institute
Inderpreet Sawhney	54	Group General Counsel and Chief Compliance Officer

(1)

Appointed as Lead Independent Director effective April 13, 2018. Re-appointed as Independent Director for a second consecutive term effective April 1, 2019. Re-appointment approved by shareholders through Postal ballot concluded on March 12, 2019.

(2)	Appointed as Independent Director effective July 13, 2018. Appointment approved by shareholders through postal ballot concluded on August 22, 2018.
(3)	Appointed as Chief Financial Officer and Key Managerial Personnel effective March 1, 2019.

The following are the details of membership and chairmanship in Board committees as of March 31, 2019:

Name	Board	AC	RMC	NRC	SRC	CSR
Nandan M. Nilekani	Chair
Salil Parekh	●
U.B. Pravin Rao	●					●
Kiran Mazumdar- Shaw	●		●	Chair		Chair
Roopa Kudva(1)	●	●			Chair	●
Dr. Punita Kumar-Sinha	●	●			●	●
D. N. Prahlad(2)	●		Chair	●	●
D. Sundaram	●	Chair	●	●
Michael Gibbs(3)	●		●
Total no. of members	9	3	4	3	3	4

Note: The Board dissolved the Finance and Investment Committee and deliberated that the roles and responsibilities of the Finance and Investment Committee will be overseen by the Audit Committee, effective April 13, 2018.

1)	Roopa Kudva appointed as Chairperson of Stakeholders Relationship Committee effective May 21, 2018.
2)	D. N. Prahlad appointed as member of Stakeholders Relationship Committee effective May 21, 2018.
3)	Michael Gibbs was appointed as an Independent Director and inducted as member of Risk Management Committee effective July 13, 2018,

Chair- Chairperson;

● - Member of the Committee;

AC- Audit Committee;

RMC- Risk Management Committee;

NRC- Nomination and Remuneration Committee;

SRC- Stakeholders Relationship Committee;

CSR- Corporate Social Responsibility Committee;

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive, non-executive and independent directors to maintain its independence, and separate its functions of governance and management. The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (Listing Regulations) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of the board should be independent directors. As of March 31, 2019, our Board comprised nine members, consisting of a Non-Executive and Non-Independent Chairman, two executive directors, and six independent directors.  Independent directors constitute 67% of the Board’s strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations and as defined by Rule (303A.02) of the Listed Company Manual of the New York Stock Exchange. Listing Regulations also mandate that the Board of Directors of top-500 list entities shall have atleast one independent women director. Three out of the nine directors on our Board are women – and all three are independent directors - making up 33% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

Definition of Independent Directors

The Companies Act, 2013 and the Listing Regulations define an ‘independent director’ as a person who, inter-alia, is not a promoter or employee or one of the key managerial personnel of the Company or its subsidiaries. They also state that the person should not have a material pecuniary relationship or transactions with the Company or its subsidiaries, during the two immediate preceding financial year or during current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as defined in the New York Stock Exchange (NYSE) listed company manual and the Sarbanes-Oxley Act, and U.S. securities laws by virtue of our listing on the NYSE in the U.S.

Board membership criteria

The Company inducts eminent individuals from diverse fields as directors on its Board. The Nomination and Remuneration Committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company’s growth.

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

Membership term

The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. The current law in India mandates that two-third of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders

An independent director can hold office for only two consecutive terms, and will be eligible for reappointment after three years of ceasing to be an independent director, provided he/she isn't appointed in or associated with the company in any capacity (whether directly or indirectly) during such three-year period.

Profiles of Directors and Executive Officers

Nandan M. Nilekani is the Non-executive, Non-independent Chairman of the Board. He re-joined the Board on August 24, 2017. He is one of the co-founders of Infosys, and was the CEO & MD of the Company between March 2002 to April 2007 and the Co-Chairman of the Company till 2009. In 2009, he left Infosys to assume charge of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister, and re-joined the Company in 2017 as the non-executive Chairman of the Board. Mr. Nilekani is the Co-founder and Chairman of EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. Fortune magazine named him ‘Asia’s Businessman of the Year’ for 2003. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. In the same year, he was named ‘Businessman of the Year’ by Forbes Asia. TIME magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from EY. CNBC TV18 conferred on him the India Business leader award for outstanding contribution to the Indian Economy in 2017. He also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017.  Mr. Nilekani received his Bachelor’s degree from Indian Institute of Technology Bombay. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations.

Salil Parekh is the Chief Executive Officer and Managing Director (CEO & MD) of Infosys. He started in this role on January 2, 2018.  He sets and evolves the strategic direction for the Company and its portfolio of offerings, while leading the team to drive its execution. Mr. Parekh has thirty years of global experience in the IT services industry, driving digital transformation for enterprises, enabling growth, executing business turnarounds and managing successful acquisitions. Mr.  Parekh was a member of the Group Executive Board at Capgemini, where he held several leadership positions for twenty five years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America Executive Council. He was the architect of the North America growth and turnaround strategy, and was instrumental in setting up their offshoring capabilities. In his earlier role as Partner at Ernst & Young, he was widely credited for bringing scale and value to the Indian operations of the consultancy firm. Mr. Parekh holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from Indian Institute of Technology, Bombay.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is the member of Corporate Social Responsibility Committee of the Board. As the Chief Operating Officer, Mr. Rao has overall strategic and operational responsibility for the entire portfolio of the Company’s offerings. Mr. Rao oversees the key functions of global delivery and business enablement. He has over 31 years of industry experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.  Mr. Rao holds a degree in Electrical Engineering from Bangalore University, India. He is the member of National Council of the Confederation of Indian Industry (CII) and the Vice Chairman of NASSCOM.

Kiran Mazumdar-Shaw is the Lead Independent Director of Infosys. She has served as one of our directors since January 2014. She is the Chairperson and Managing Director of Biocon Limited, a biotechnology company based in Bengaluru, India. She is the Chairperson of our Nomination and Remuneration Committee and Corporate Social Responsibility Committee. She is also a member of our Risk Management Committee. Ms. Mazumdar-Shaw also serves on the Board of MIT Corporation and she has recently been inducted into the prestigious US National Academy of Engineering. Ms. Mazumdar-Shaw is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. The Economic Times placed her as one of India Inc.’s top 10 most powerful women CEOs for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for the Indian Industry and Biocon. Ms. Mazumdar-Shaw received a graduate honors degree in Zoology from Bangalore University in 1973 and qualified as a Master Brewer from University of Ballarat, Australia. Ms. Mazumdar-Shaw has also received many honorary doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Dr. Punita Kumar-Sinha is an Independent Director of Infosys. She has served as one of the directors on our Board since January 2016. She is the member of the Audit Committee, Corporate Social Responsibility Committee and Stakeholders Relationship Committee. Dr. Kumar-Sinha has focused on investment management and financial markets during her career of over 28-years. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. She is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Kumar-Sinha is also a Senior Advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and Chief Investment Officer of Blackstone Asia Advisors. She was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, she led the business and managed teams in the US, India, and Hong Kong. Prior to joining Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank. She has been a speaker at several forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination. She has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in Chemical Engineering with distinction from the Indian Institute of Technology Delhi. She has an MBA and is also a CFA Charter holder. She is also on the Board of Governors of the CFA Institute and a member of the Council on Foreign Relations. She is a Charter Member and was a Board Member of TiE Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award by IIT Delhi.

Roopa Kudva is an Independent Director of Infosys. She has served as a director on our Board since February 2015. Ms. Kudva leads Omidyar Network India, an investment firm focused on social impact. Previously, she was the Managing Director and Chief Executive Officer of CRISIL, a global analytical company providing ratings, research, and risk and policy advisory services. She is the Chairperson of our Stakeholder Relationship Committee, member of the Audit Committee, and Corporate Social Responsibility Committee. She has regularly featured in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. She is the recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today’s ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year Award 2013-14’. She has served as a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the RBI. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions. She holds a postgraduate diploma in management from the Indian Institute of Management Ahmedabad and also received the Distinguished Alumnus Award from her alma mater.

D.N. Prahlad is an Independent Director of Infosys. He has served as a director on our Board since October 2016. He is the Chairperson of the Risk Management Committee, member of the Nomination and Remuneration Committee and Stakeholder Relationship Committee.  Mr. Prahlad is the founder and CEO of Surya Software Systems Private Limited, Bengaluru, India. Surya focuses on products for financial risk management of financial institutions in general and banks in particular.  Mr. Prahlad served as Non-Executive Independent Chairman of EdgeVerve Systems Limited from August 2017 to April 2019 and as an Independent Director in Infosys BPM

Limited from January 2017 and April 2019.  He is also the Non-Executive Director in SolCen Technologies Private Limited.  Mr. Prahlad is on the advisory board of Computer Science and Automation Department of the Indian Institute of Science, Bengaluru. He served as an adjunct faculty at the Indian Institute of Information Technology, Bengaluru in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company with leading-edge nanotechnology in diagnostic measurements related to diabetes. Mr. Prahlad is a B.Sc. with honors in mathematics from Bengaluru University and a B.E. (Electrical technology and Electronics) from the Indian Institute of Science, Bengaluru. Prior to founding Surya, Mr. Prahlad played a key role in the rapid growth of Infosys, being associated with the Company in its formative years. He brings with him a high level of experience of working with multiple Fortune 50 clients, creation of new services, products and strategies.

D. Sundaram is an Independent Director of Infosys from July 2017. He is the Chairman of the Audit Committee, member of the Nomination and Remuneration Committee, and also of Risk Management Committee of the Board.   Mr. Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Mr. Sundaram joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 99 to March 08 and as the Vice Chairman and CFO from April 08 to July 09.   He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008).  Mr. Sundaram is currently the Vice Chairman and Managing Director of TVS Capital Funds Ltd in managing a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Mr. Sundaram is a post-graduate in Management Studies (MMS) from Chennai, Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the boards of SBI General Insurance, GSK Pharma India, Crompton Greaves Consumer Limited and ACC Limited

Michael Gibbs is an Independent Director of Infosys from July 2018. He is the member of Risk Management Committee of the Board.  He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide.  As CIO, Mr. Gibbs led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in Cyber Security and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud.  Mr. Gibbs served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. He has chaired several church and mission’s boards and currently serves as Vice-Chair of “A Child’s Hope – Haiti” serving the orphans of Haiti.  Mr. Gibbs graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015 he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe.

Nilanjan Roy is the Chief Financial Officer (CFO) of Infosys Limited.  He was inducted on March 1, 2019 as the CFO. He served as the Global Chief Financial Officer of Bharti Airtel Ltd. and was responsible for the finance function across India and Africa. He has held various leadership positions for the last 13 years in Bharti Airtel, prior to which he worked with Unilever for 15 years in their global operations across India, Europe, and the US.  As an established finance leader, Mr. Roy has extensive and rich global experience including shareholder value creation, corporate governance, business partnering, mergers and acquisitions, treasury and funding, investor relations, cost management, financial operations, taxation, financial accounting, and reporting.  Mr. Roy holds a Bachelor of Commerce (Hons.) degree from Delhi University and is a Chartered Accountant.

Ravi Kumar S. is a President and the Deputy Chief Operating Officer at Infosys. In this role, he leads the Infosys global delivery model across all global industry segments. In addition, Mr. Kumar leads the U.S. talent model for Infosys to drive the creation of new Innovation and Technology Hubs by collaborating with clients, local state governments and academic ecosystems. He oversees Infosys Business Process Management (BPM) and is the Chairman of the Board of Infosys BPM Ltd. He also oversees operations for Infosys Public Services, and the Infosys arms in Latin America, Japan and China. He is the Chairman of the Board of Infosys China, Fluido Oy, HIPUS Co., Ltd, and WongDoody Holding Company Inc. and is also on the Board of Infosys Public Services, Infosys Consulting and Brilliant Basics Limited.  He is the Chairman of Infosys Foundation, USA. Mr. Kumar’s

responsibilities include managing the alliances organization and the partner ecosystems at Infosys.  He has over 20 years of experience in the consulting space, incubating new practice lines, driving large transformational programs, and evangelizing new business models across industry segments. He has played diverse roles across organizations within the CRM space for Oracle Corporation, building a next-generation CRM practice at Cambridge Technology Partners. He has also worked on process and technology transformation for the unbundling of Indian State Electricity Boards at PricewaterhouseCoopers.  Mr. Kumar started his career as a nuclear scientist at the Bhabha Atomic Research Center. He is a part of several steering committee boards of large transformational initiatives for global clients. He is a member of the Young Presidents Organization (YPO) Manhattan Chapter; NASSCOM IT Services Council and many other industry forums. Mr. Kumar has a Master’s degree in Business Administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the Company. He is Head of Financial Services & Insurance, Healthcare and Life Sciences at Infosys and is also responsible for firm-wide sales operations and reporting processes, including large deal pursuits and top account growth.  Mr. Joshi was appointed as Non-Executive Director of EdgeVerve Systems in January 2019 and as Chairman of the Board in April 2019.  He is on the Board of Infosys Americas and Infosys Sweden. Mr. Joshi has over 20 years of professional experience working across the US, India, Mexico, and Europe. Mr. Joshi was also selected as a Young Global Leader (YGL) by the World Economic Forum, Davos in 2014. He joined Infosys in 2000 and has since worked in different capacities. In his previous role, he was responsible for leading the Financial Services practice in Europe. In 2007, Mr. Joshi was appointed CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. He has previously worked in India with ABN AMRO and ANZ Grindlays in their corporate and investment banks. Mr. Joshi holds a Master of Business Administration degree from the Faculty of Management Studies, Delhi University and a Bachelor’s degree in History from St. Stephen’s College, Delhi.

Krishnamurthy Shankar is the Group Head of Human Resources and Infosys Leadership Institute. In this role, he is responsible for envisioning the roadmap for HR and driving the talent and organization strategy. Mr. Shankar leads multiple teams across various HR functions with the goal of providing employees with the best experience, both in terms of their career development and the work environment. He is also focused on developing our leadership pipeline for the future. He has over 30 years of experience and has led HR functions in organizations like Bharti Airtel, Philips, Hindustan Unilever and Unilever. In his wide ranging experience in these organizations, he has facilitated organization-wide transformation and capability development, along with leading the transformation of HR into a strategic partner. Mr. Shankar holds a postgraduate diploma in HR from XLRI, Jamshedpur, and has received an executive certificate in Strategy and Organization from the Stanford Graduate School of Business.

Inderpreet Sawhney is the Group General Counsel & the Chief Compliance Officer of Infosys. In this role she is responsible for overseeing the legal matters of the organization globally and execution of various compliance and ethics programs in the Company. She leads a team of more than 100 professionals in the legal and compliance function of the Company. She is a strategic business partner supporting the business with respect to the overall legal and regulatory regime.  Ms. Sawhney also serves as a member of the Board of Directors of EdgeVerve, Infosys Americas Inc. and Infosys Business Process Management Ltd.  Ms. Sawhney is a seasoned international professional with over 25 years of experience, including as a General Counsel of a large IT Service company, and as Managing Partner of a mid-sized law firm in Silicon Valley where her mandate included counsel on complex international transactions. She also serves on the National Advisory Council of SABANA (South Asian Bar Association of North America). Her past leadership positions include President SABANA, Board Member of Pratham Bay Area, Foundation for Excellence and Indus Women Leaders.  In recognition for her work, Inderpreet has been awarded the 2018 Transformative Leaders Award from the GLL, 2010 Outstanding Mentorship Award – SABA Northern California, 2010 NASABA (North American South Asian Bar Association) Cornerstone Award, and the 2013 NASABA Corporate Counsel Achievement Award and the 2006 Minority Bar Coalition Award. Ms. Sawhney holds a Bachelor’s Degree in Arts Honors and a Bachelor of Law Degree from the Delhi University and an LL.M from Queen’s University, Kingston, Canada.

COMPENSATION

In order to adapt to the changing business context and the highly competitive environment that we operate in, our Executive Compensation philosophy has evolved to reward long term sustainable performance. Our Executive Compensation Policy is based on a total rewards structure where a significant portion of the rewards is in the form of stock incentives. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

The Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors and senior management. All Board-level compensation is based on the approval obtained from shareholders and is disclosed separately in the financial statements. The remuneration of executive directors consists of a fixed component and a variable component, including stock incentives, which is subject to achievement of certain periodic milestones by the Company as determined by the Board.

The Nomination and Remuneration Committee makes a periodic appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the Committee and placed before the shareholders at the shareholders’ meeting / postal ballot

The executive directors of the Company are entitled to an annual/half yearly variable pay including stock incentives, which is subject to the achievement of certain periodic milestones by the Company, as determined by the Board. The Board reserves the authority to set such milestones on a GAAP or non-GAAP basis.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

In fiscal 2019, we paid independent directors an aggregate of $992,432. Independent directors are also reimbursed for certain expenses in connection with their attendance at Board and committee meetings. Executive directors do not receive any additional compensation for their service on the Board apart from remuneration approved by shareholders.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

(A)	The table below describes the compensation for our Non- Executive and Independent Directors, for fiscal 2019.

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw(2)	150,000
Ravi Venkatesan(3)	20,164
Roopa Kudva	148,630
Dr. Punita Kumar-Sinha	217,000
D. N. Prahlad(4)	197,624
D. Sundaram	150,000
Michael Gibbs(5)	109,014

(1)	Nandan Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.
(2)	Appointed as Lead Independent Director effective April 13, 2018
(3)	Resigned as Independent Director effective May 11, 2018.
(4)	Includes remuneration of US $ 58,994 received for services as director to Infosys BPM Ltd. and EdgeVerve Systems Ltd, subsidiaries of Infosys Ltd.
(5)	Appointed as an Independent director effective July 13, 2018.

(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2019.

Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh (1)	812,746	1,566,294	54,191	2,405,579	(2)	260,130	(2)
U. B. Pravin Rao	603,502	545,284	27,386	601,892	(3)	68,250	(3)
Nilanjan Roy (4)	28,562	256,340	2,204	—	(4)	—	(4)
Ravi Kumar S	656,250	485,543	30,985	1,233,750	(5)	141,500	(5)
Mohit Joshi	704,306	519,097	246,366	1,165,193	(5)	133,650	(5)
Krishnamurthy Shankar	293,688	296,508	22,971	215,167	(5)	24,400	(5)
Inderpreet Sawhney	576,862	343,973	26,161	380,000	(5)	43,600	(5)
Jayesh Sanghrajka(6)	50,538	39,562	4,217	220,048	(5)	24,950	(5)
M. D. Ranganath (7)	437,885	271,021	115,863	—		—

The performance bonuses include accruals for the second half of the year. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts

(1)	Appointed as Chief Executive Officer and Managing Director effective January 2, 2018
(2)

a) On the recommendation of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board granted 2,17,200 (adjusted for the September 2018 bonus issue), performance-based RSUs with an effective date of May 2, 2018. The grants would vest upon the successful completion of three full fiscal years with the Company and will be determined based on the achievement of certain performance targets of the said three-year period.

b) On the recommendation of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved the grant of annual time-based RSUs for fiscal 2019 of 42,930 RSUs. The grants were made effective February 1, 2019. The RSUs would vest over a period of three years and the exercise price of RSUs will be equal to the par value of the shares.

c) The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $2 million) for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the current employment agreement. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

(3)

On the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved grant of 68,250 RSUs to U.B. Pravin Rao, based on his performance in fiscal 2018. The grants were made effective February 1, 2019. These RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

(4)	a) Appointed as Chief Financial Officer effective March 1, 2019

b) The Board, on April 12, 2019, under the 2015 Plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual time based RSUs of fair value ₹1.75 crore (approximately $0.25 million), in accordance with his employment agreement. These RSUs will vest equally over a period of four years from the date of grant. The Committee also approved an annual performance-based RSUs of fair value ₹0.75 crore (approximately $0.11 million) which will vest equally over a period of three years subject to achievement of performance targets in accordance with his employment agreement. Accordingly, 23,946 time-based RSU’s and 10,263 performance based RSU’s have been granted effective May 2, 2019.

(5)

The Nomination and Remuneration Committee recommended granting of RSUs under the 2015 Plan to the executive officers for fiscal 2019. The grants have been made with an effective date of February 1, 2019. These RSUs would generally vest over a period of four years.

(6)

Appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence remuneration for fiscal 2019 is from November 17, 2018 to February 28, 2019

(7)	Resigned as Chief Financial Officer effective November 16, 2018. Consequently, the unvested outstanding RSUs and ESOPs have been forfeited.

All the above grants were made in accordance with the 2015 Plan.  The exercise price for the RSU’s will be equal to the par value of the shares. Refer to Note 2.16 of Item 18 of this Annual Report for further details.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at average exchange rates.

Under the Listing Regulations, no employee of a listed company including key managerial personnel or promoter may enter into an agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit sharing in connection with dealings in the securities of such listed company, unless the same has been approved by the Board of Directors as well as a majority of the public shareholders of the listed company by way of an ordinary resolution. In such general meeting, those persons who are affected by such resolutions are to abstain from voting in such general meeting. There are no such arrangements in Infosys as on the date of this Annual Report on Form 20-F.

Equity Grants

The following is the summary of grants made to KMP during fiscal 2019, 2018 and 2017 under the 2015 Plan:

Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
RSU and ESOP
Salil Parekh, CEO and MD*	260,130	226,048	—
U.B. Pravin Rao, COO and WTD*	68,250	140,500	—
Dr.Vishal Sikka(1)	—	1,201,498	241,400
Other KMP(2)	368,100	631,100	1,497,600
Total grants to KMP	696,480	2,199,146	1,739,000

Information in the above table is adjusted for September 2018 bonus issue wherever applicable.

(1)	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited.
(2)	Refer to the section ‘Board and Management changes’ for details on resignation of certain KMPs

*  Refer to note 2.16 Employees’ Stock Option Plans under Item 18 of this Annual report on Form 20F for details of stock incentives granted to Salil Parekh and U.B. Pravin under the 2015 plan

The RSUs, ESOPs and incentive units granted under the 2015 plan shall vest within a period of 4 years and shall be exercisable within the period as approved by the Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2019

Name of KMP	Number of RSU exercised	Number of ESOP exercised
Salil Parekh	103,604	—
U. B. Pravin Rao (1)	6,812	—
Ravi Kumar S.	59,600	56,376
Mohit Joshi	59,600	—
Inderpreet Sawhney (1)	28,082	—
Krishnamurthy Shankar	12,226	—
Jayesh Sanghrajka (2)	4,376	—
M. D. Ranganath (3)	15,326	32,000

(1)	Not adjusted for September 2018 bonus issue.

(2)

Appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence exercises between November 17, 2018 to February 28, 2019 is given in the table above

(3)	M.D. Ranganath has resigned as Chief Financial Officer effective November 16, 2018.

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2018

Name of KMP	Number of RSU exercised	Number of ESOP exercised
Dr. Vishal Sikha	70,772	—
Krishnamurthy Shankar	3,012	—
M. D. Ranganath(1)	7,662	—
Ravi Kumar S.	13,087	28,187
Rajesh K Murthy	11,250	24,225
Mohit Joshi	13,087	—

The details in the table above are not adjusted for September 2018 bonus issue.

(1)	M.D. Ranganath has resigned as Chief Financial Officer effective November 16, 2018.

During fiscal 2017, Dr. Vishal Sikka exercised 34,062 RSUs (not adjusted for September 2018 bonus issue) granted to him under the 2015 stock incentive plan. None of the KMPs except Dr. Vishal Sikka exercised any options during fiscal 2017.

The following table gives details of outstanding RSUs and ESOPs held by KMPs as at March 31, 2019:

Name of KMP	As at March 31, 2019
	RSU	ESOP
Salil Parekh	382,574	—
U. B. Pravin Rao	109,126	86,000
Ravi Kumar S	294,126	112,750
Mohit Joshi	286,276	225,500
Inderpreet Sawhney	103,736	88,900
Krishnamurthy Shankar	55,050	38,000
Total	1,230,888	551,150

Information the table above is adjusted for September, 2018 bonus issue wherever applicable.

Term of Office

The Indian Companies Act, 2013 excludes independent directors from retiring by rotation. Independent Directors shall hold office for a term up to five consecutive years on the Board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Nandan M. Nilekani, Non-Executive, Non-Independent Director retires by rotation at the ensuing Annual General Meeting of the Company to be held on June 22, 2019   pursuant to director liable to retire by rotation as per Indian Companies Act, 2013. The term of office of each of the directors as on March 31, 2019 is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	—	Yes
Salil Parekh	January 2, 2018	January 1, 2023	Yes
U. B. Pravin Rao	January 10, 2014	December 11, 2021	Yes
Kiran Mazumdar-Shaw(3)	April 1, 2019	March 22, 2023	—
Roopa Kudva	February 4, 2015	February 3, 2020	—
Dr. Punita Kumar-Sinha	January 14, 2016	January 13, 2021	—
D.N. Prahlad	October 14, 2016	October 13, 2021	—
D. Sundaram	July 14, 2017	July 13, 2022	—
Michael Gibbs(4)	July 13, 2018	July 12, 2021	—

(1)

For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.

(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Re-appointed as Independent Director and member of Board for second consecutive term effective April 1, 2019. Re-appointment approved by shareholders through Postal ballot concluded on March 12, 2019.
(4)	Appointed as an Independent director and member of the Board effective July 13, 2018. Appointment approved by shareholders through Postal Ballot concluded on August 22, 2018.

Employment and Indemnification agreements

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

Indemnification agreements for directors and officers were filed previously as an exhibit to the Annual Report on Form 20F. Other than the appointment and indemnification agreements referred to in this paragraph, we have not entered into any agreements with non-executive directors.

Board Leadership Structure

The Board upon recommendation of the Nomination and Remuneration Committee unanimously appointed Nandan M. Nilekani as Non-Executive, Non-Independent Chairman of the Board (‘the Chairman’) with effect from August 24, 2017, and Salil Parekh as the Chief Executive Officer and Managing Director (CEO and MD) with effect from January 2, 2018. The Board also appointed Kiran Mazumdar-Shaw, Chairperson of the Nomination and Remuneration Committee, as the Lead Independent Director of the Board with effect from April 13, 2018.  Kiran

Mazumdar-Shaw was re-appointed as Independent Director and member of Board for a second consecutive term effective April 1, 2019.  The re-appointment was approved by shareholders through Postal Ballot concluded on March 12, 2019.

The responsibilities and authority of these officials are as follows:

The Chairman leads the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman will preside over meetings of the Board and of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitate effective communication among directors. He is responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its Committees, and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board’s administrative activities, such as meetings, schedules, agendas, communication and documentation. The Chairman is also responsible for the overall strategy of the Company.

The Chairman will actively work with the Nomination and Remuneration Committee to plan the composition of the Board and Board Committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO and MD is responsible for executing corporate strategy in consultation with the Board, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets maintaining awareness of both the external and the internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and acquisitions for enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO and MD acts as a link between the Board and the management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents and Executive Vice Presidents as per the organizational structure.

The role of the lead independent director is to provide leadership to the independent directors, liaise on behalf of the independent directors and ensure Board effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

Board’s Role in Risk Oversight

Our Board is responsible for overall oversight of risk management. The Risk Management Committee, comprising of independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The Risk Management Committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

As part of exercising its risk oversight, the Board receives periodic presentations from Company officials with respect to cybersecurity and other information security matters, and both the Audit and Risk Committees of the Board receive regular updates from Company’s management regarding cybersecurity matters. The Company’s cyber security policy and risk management framework is presented annually to both the Audit and Risk Committees of the Board.  The Company’s management meet on a periodic basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program.

Board and Management Changes

Kiran Mazumdar-Shaw was reappointed as an Independent Director for a second consecutive term effective April 1, 2019 for a term of 5 years ending March 22, 2023 and the same was approved by shareholders through Postal Ballot on March 12, 2019.

Michael Gibbs was appointed as an Independent Director of the Board effective July 13, 2018, and his appointment was confirmed by shareholders through a postal ballot concluded on August 22, 2018.

Nilanjan Roy was appointed as Chief Financial Officer and as executive officer effective March 1, 2019.

Ravi Venkatesan, Independent Director, resigned as member of the Board effective May 11, 2018.

M.D Ranganath, resigned as Chief Financial Officer and executive officer effective November 16, 2018.

The Board, upon the resignation of M.D Ranganath, appointed Jayesh Sanghrajka, who was the Deputy Chief Financial Officer as Interim Chief Financial Officer at its meeting held on November 15, 2018. He was re-designated as the Deputy Chief Financial Officer effective March 1, 2019.

Board Committee Information

Currently, the Board has five Committees: The Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee and Corporate Social Responsibility (CSR) Committee.  The charters governing these Committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.  All Committees except the CSR Committee consist entirely of independent directors.

The Board in order to execute the buyback procedures had on January 11, 2019 formed Buyback Committee comprising CEO, CFO, Deputy CFO, Group General Counsel and Company Secretary as members of the Committee.  During the year, the Committee executed buyback procedures as required under SEBI (Buy-Back of Securities) Regulations, 2018.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and fixing terms of service for Committee members. It delegates these powers to the Nomination and Remuneration Committee.

The Non-Executive and Non-Independent Chairman of the Board, in consultation with the Company Secretary and the Committee Chairperson, determines the frequency and duration of the Committee meetings. Normally, all the Committees meet four times a year. Recommendations of the Committees are submitted to the Board for approval. During the year, all the recommendations of the Committees were approved by the Board. The quorum for meetings is higher of two members or one-third of the members of the Committee.

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

The Board had engaged an external agency to conduct Board evaluation for fiscal 2019. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board Members.  The Board evaluation was completed for fiscal 2019.

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

As on March 31, 2019, our Board includes nine directors with broad and diverse skills and viewpoints to aid the Company in advancing its strategy.  In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Details relating to the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee, Stakeholders Relationship Committee and Corporate Social Responsibility Committee as on March 31, 2019, are provided below.

Audit Committee

The Audit Committee comprised three independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2019. They were:

•	D. Sundaram, Chairperson and Financial Expert
•	Roopa Kudva
•	Dr. Punita Kumar-Sinha

Ravi Venkatesan ceased to be a member of the Committee effective May 11, 2018.

The Company Secretary acts as the secretary to the Audit Committee.

The primary objective of Audit Committee is to monitor and provide an effective supervision of the Management’s financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The Committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditors.  The Committee also notes the processes and safeguards employed by each one of them. The Audit Committee is responsible for recommending selection evaluation and, where appropriate, replacing the independent auditors in accordance with the law. All possible measures are taken by the Committee to ensure the objectivity and independence of the independent auditors.

The Board dissolved the Finance and Investment Committee and deliberated that the roles and responsibilities of the Finance and Investment Committee will be overseen by the Audit Committee, effective April 13, 2018. Accordingly, the Committee reviewed, approved and recommended investments, divestments and acquisitions made during the year to the Board.

The Committee approved and the Board adopted the revised Insider Trading Policy, Corporate Policy on Investor Relations, and the Whistleblower Policy effective April 1, 2019.  The policies are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx s

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE in the US.  In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Audit Committee charter.

The Audit Committee held twelve meetings in person during fiscal 2019.

The Audit Committee charter containing exhaustive terms of reference was amended on April 12, 2019 which is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of three independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2019. They were:

•	Kiran Mazumdar-Shaw, Chairperson
•	D. N. Prahlad
•	D. Sundaram

Ravi Venkatesan ceased to be a member of the Committee effective May 11, 2018.

The purpose of the Nomination and Remuneration Committee is to screen and review individuals qualified to serve as Executive Directors, Non-Executive Directors, Key managerial personnel and Independent Directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. It also designs, benchmarks and continuously reviews the compensation program for the Board and the CEO and MD against the achievement of measurable performance goals. The Committee also reviews and approves senior management compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

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

The Nomination and Remuneration Committee held seven meetings in person during fiscal 2019.

The Board amended the charter of the Nomination and Remuneration Committee on April 1, 2019 which is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-committee-charter.pdf

Risk Management Committee

The Risk Management Committee comprised four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2019. They were:

•	D. N. Prahlad, Chairperson
•	D. Sundaram
•	Kiran Mazumdar-Shaw
•	Michael Gibbs

Ravi Venkatesan ceased to be a member of the Committee effective May 11, 2018.

Michael Gibbs was appointed as a member of the Committee effective July 13, 2018.

The purpose of the Risk Management Committee is to assist the Board in fulfilling its responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The Risk Management Committee has overall responsibility for monitoring and approving our risk policies and associated practices. The Risk Management Committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The Risk Management Committee held five meetings in person during fiscal 2019.

During the year, the Board changed the name of the Committee from Risk and Strategy Committee to Risk Management Committee and revised the Committee’s charter effective April 1, 2019, to include cyber security as a function of the Committee and monitoring of enterprise risk management framework by the Committee. The Committee charter is  available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprised three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2019. They were:

•	Roopa Kudva, Chairperson
•	D. N. Prahlad
•	Dr. Punita Kumar-Sinha

Roopa Kudva was appointed as Chairperson of the Committee effective May 21, 2018.

Ravi Venkatesan ceased to be a Chairperson and member of the Committee effective May 11, 2018.

D.N. Prahlad was appointed as a member of the Committee effective May 21, 2018.

The Stakeholders Relationship Committee has a mandate to review and redress stakeholder grievances.

The Stakeholders Relationship Committee held four meetings in person during fiscal 2019.

The Board amended the charter of the Stakeholders Relationship Committee on April 1, 2019 which is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee comprised three independent directors and an executive director as members as of March 31, 2019. They are:

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

The CSR Committee is also responsible for overseeing the activities / functioning of the Infosys Foundation and Infosys Foundation, USA in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundations, in turn, guide the CSR Committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Committee held four meetings in person during fiscal 2019.

The CSR Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F.

EMPLOYEES

As of March 31, 2019, we had 228,123 employees, of which 214,727 were professionals, involved in service delivery to clients. As of March 31, 2018, we had 204,107 employees, of which 192,179 were software professionals. As of March 31, 2017, we had 200,364 employees, of which 188,665 were software professionals.

As of March 31, 2019, we had 173,005 employees in India, 27,713 employees in the Americas, 14,175 employees in Europe and 13,230 employees in the Rest of the World.

Some of our employees in jurisdictions like Europe are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees, including those employees covered under collective bargaining agreements.

At Infosys we focus on the workplace of tomorrow that promotes collaborative, transparent, participative organization culture, innovation and rewards individual contribution. The focus of human resources management at Infosys is to ensure that we enable each and every Infoscion to navigate the next, not just for clients, but also for themselves. We have reimagined our employee value proposition (EVP), to make it more meaningful - MOVE FORWARD. TAKE THE WORLD WITH YOU. The three key strategic pillars under this are:

✓	Inspiring you to build what’s next
✓	Making sure your career never stands still
✓	Navigating further, together

Here are some of the initiatives we have pioneered this year:

•

Be the Navigator: An empowerment program to encourage purposeful innovation for clients. Impetus and incentives are provided in the form of hackathons, makeathons, ideathons and knowledge-sharing sessions. The initiative has been taken up in the US, Australia and UK as well. We already have a repository of 2000+ stories of incremental innovation.

•

Awards for Excellence 2018-19: Awards for Excellence remains to be our largest rewards and recognition platform for employees. We received the highest number of nominations across geographies, covering over 20 categories.

•

Petit Infoscion Day: An eagerly awaited family-day event for employees completes 25 exciting years. Children are engaged through fun and educational activities and their academic and co-curricular achievements rewarded.

•

HALE: The Health Assessment & Lifestyle Enrichment is celebrating 15 years of building and sustaining a healthy and productive workforce by promoting health and well-being, ensuring safety, encouraging work life balance.

•

Manager Enablement: Empowering managers through analytics-based, customizable learning tools such as MaQ, and initiatives such as MPACT, MSPEED and Pravesh, that focus on continuous learning, reskilling and refactoring of talent. Significant rewards await the top managers who ace the challenges.

•

Digital Transformation: Key initiative in HR for creating an agile, connected and empowered workforce. InfyMe, a mobile app helps employees with first-hand information and access to systems & processes anytime, anywhere.

•	Onboarding Experience: Launchpad app has simplified the joining of our new hires in the US and in India, ensuring easy connect, less paperwork, and seamless integration into the organization.
•

Skill tags and Bridge program: To help our employees reskill, we introduced Skill Tags, aligned to our digital and niche service offerings which offer employees a new-age skill identity. The Bridge Program enables employees to steer their career into new areas of work like Domain and Techno-Functional Consulting, Specialist Programming, Technical Architect and Design roles.

•

Expanding our overseas workforce: With a constant focus on localization, we have increased our emphasis on rewards and recognitions to keep the local talent pool motivated in our key market like the US. In UK and the rest of Europe, we have partnered with local universities, supported large people transition and integration programs, and for the first time, made it to the list of Forbes’ Best Employers for New Graduates List. Infosys China celebrated 15 years and Impressions - New Joinee Assimilation Program was reinstated. In Australia, we have been hiring local talent and absorbing them into key accounts.

•

Stock Incentive Rewards program: Focus on differentiated Rewards for high performers via Restricted Stock Units in the form of Indian shares or ADRs across levels. We also have points-based incentives for learning new skills, enhanced maternity benefits in the US, new retail insurance plans in India, and various compensation programs across geographies to attract and retain the best talent.

•

Our professionals receive competitive salaries and benefits. Our variable compensation program links compensation to Company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with Company objectives and reward employee performance with ownership, the Company granted share based benefits to high performing executives and senior-level managers.

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

For example, during fiscal 2019, we received 2,333,420 employment applications, interviewed 180,255 applicants and extended offers of employment to 94,324 applicants. These statistics do not include our subsidiaries. We added 24,016 new employees, net of attrition during fiscal 2019.

Education, Training and Assessment

Infosys believes in lifelong learning for its employees, and competency development continues to be a key area of strategic focus for us. Our Education, Training and Assessment (ETA) department is at the forefront of creating a culture of learning in the organization. We took a mobile first approach to make learning content available to our employees through Lex, a highly scalable and modular learning platform that allows our employees to access learning content from anywhere, from any device, at any time, and learn at a time convenient for them. Employees can download the content and read it later when they are offline, take assessments on the go in a video proctored environment and get certified as well using Lex. The same Lex platform is being made available to our customers as Wingspan.

Our recommendation engine in Lex suggests appropriate learning paths based on the adjacency skills they possess currently, and helps our employees learn new technologies and keep abreast with the industry trends. This helps us bring our re-skilling programs in line with our growth projections and address our employees’ aspirations. We now have about 700 courses on Lex, in addition to the 1500+ courses available in instructor-led training mode. We created 100+ guided learning paths and made them available to our employees through Lex. In addition, managers can create their own learning paths and learning goals and share them with their teams.

We are working with various academic institutions to reskill our employees. We have collaborations with the Rhode Island School of Design to train our employees on design skills, with Purdue University on cyber security, with Trinity College, Hartford on business analysis skills, with Cornell University on program management, and with the University of North Carolina for data analytics.

We launched a platform called InfyTQ, with several courses on technical and professional skills, aimed at improving the understanding of fundamental building blocks of technology.  This platform, which offers a hands-on learning space, is open to all engineering students across India, to help them become industry-ready

Campus Connect, our industry-academia partnership program, made progress with the launch of electives to help engineering colleges run new programs within their curricula.  In fiscal 2019, we engaged with 564 faculty members who in turn trained 52,051 students. With this, the total number of beneficiaries covered has reached 15,783 faculty members and 5,08,375 students from 274 engineering institutions.

Leadership development

Deepening our focus on enabling leaders on their personalized development journey, Infosys Leadership Institute (ILI) offered a variety of leadership development experiences in fiscal 2019. We continued to work closely with business leaders and HR leaders to gain deep insights into the development focus areas and learning themes across the organization. Based on these insights, we offered executive level skill building programs such as Executive Presence, Boardroom Excellence, Powerful Communication, and sales enablement programs such as Human Side of the Deal, Consultative Selling and Deal Coaching. These programs were facilitated in partnership with best-in-class global leadership development organizations across locations, including the US, UK, Australia and India.

We also continued our partnership with Stanford Graduate School of Business and had one cohort of 64 leaders graduating this year. The cohort also participated in strategic enterprise wide projects, along with executive coaching as part of their development. We also completed Leadership Talent Reviews across our business to identify leadership capability and successor readiness. In support of the organizational objectives on Diversity and Inclusion, ILI also enhanced its focus on women leaders by designing and offering exclusive programs for them. Overall, we had 1,352 participants across leadership levels leverage the various development interventions through the year.

Visas

As of March 31, 2019, the majority of our professionals in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, which allow the employee to stay in the United States only temporarily. If employees are on L-1A visas, they can typically stay in the United States temporarily for a maximum duration of 7 years and if they are on L-1B visas they can stay in the United States temporarily for a maximum duration of 5 years.

SHARE OWNERSHIP

The following table sets forth as of June 7, 2019, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from June 7, 2019. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,309,229,444 equity shares outstanding as of June 7, 2019. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.33
Salil Parekh	65,770	'*'
U.B. Pravin Rao(2)	1,130,322	'*'
Kiran Mazumdar-Shaw	—	—
Roopa Kudva	—	—
Dr. Punita Kumar-Sinha (3)	5,794	'*'
D.N. Prahlad (4)	2,311,224	'*'
D. Sundaram	—	—
Michael Gibbs	—	—
Nilanjan Roy	—	—
Ravi Kumar S	—	—
Mohit Joshi(5)	142,800	'*'
Krishnamurthy Shankar(6)	31,050	'*'
Inderpreet Sawhney(7)	117,300	'*'
Total (all directors and executive officers)	104,265,428	2.42

Note:	No other material changes subsequently till June 19, 2019.
(1)	Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.

(2)	Includes 21,500 stock options each vested on May 2, 2018 and May 2, 2019 which are yet to be exercised.
(3)

Includes 3,040 ADSs of Infosys Limited held by Dr. Punita Kumar-Sinha’s immediate family in SEP-IRA in the United States. She also owns 2,754 ADSs through the Asia Opportunities Fund. Dr. Punita Kumar-Sinha disclaims beneficial ownership of such shares.

(4)	Includes 1,00,000 shares of Infosys Limited held by immediate family and 19,034 equity shares held in Prahlad Family Trust. D.N. Prahlad disclaims beneficial ownership of such shares.
(5)	Includes 56,374 and 56,376 stock options vested on November 1, 2017 and November 1, 2018 respectively which are yet to be exercised.
(6)	Includes 9,500 Stock options vested on November 1, 2018 which is yet to be exercised.
(7)	Includes 22,224 stock options of Inderpreet Sawhney vested on August 1, 2018 which is yet to be exercised and 22,226 stock options, 40,686 RSUs to be vested on August 1, 2019.

Option plans

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 20,324,982 and 10,801,956 shares (not adjusted for September, 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan, out of which 2,00,000 and 1,00,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants made during fiscal 2019, 2018 and 2017 under the 2015 Plan:

Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
RSU and ESOP
Salil Parekh, Chief Executive Officer and Managing Director (CEO and MD)	260,130	226,048	—
U.B. Pravin Rao, Chief Operating Officer and Whole-time Director (COO and WTD)	68,250	140,500	—
Dr.Vishal Sikka*	—	1,201,498	241,400
Other Key Managerial Personnel (KMP)**	368,100	631,100	1,497,600
Employees other than KMP	3,644,220	3,345,220	6,422,080
	4,340,700	5,544,366	8,161,080

Incentive units- cash settled
Other employees	74,090	100,080	224,420
	74,090	100,080	224,420

Total grants	4,414,790	5,644,446	8,385,500

Information in the table above is adjusted for September 2018 bonus issue wherever applicable.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

**	Refer to the section ‘Board and Management changes’ for details on resignation of certain KMPs

The RSUs, ESOPs and incentive units granted under the 2015 plan would generally vest over a period of 4 years and shall be exercisable within the period as approved by the Committee.

During the fiscal 2019, 2018 and 2017, the company recorded an employee stock compensation expense of $29 million, $13 million (including a reversal of $5 million towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation) and $17 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other KMP and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2015 plan as of March 31, 2019:

Stock incentives outstanding
RSUs	9,181,198
ESOPs	1,623,176

Grants made under the 2015 Plan has been adjusted for September, 2018 bonus issue.

For additional information of the Company’s stock incentive compensation plans, see Note 2.16 Employees’ Stock Options Plans under Item 18 of this Annual Report.

In continuation of the Company’s philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board of Directors at its meeting held on May 15, 2019, on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders, approved to issue a new stock incentive plan called Infosys Expanded Stock Ownership Program - 2019 (‘2019 Plan’). This unique plan which sets out challenging performance criteria aligned to shareholder value creation will deepen employee ownership of the Company. By inclusion of leading market benchmarked performance criteria like Relative Total Shareholder Return (TSR) in the 2019 Plan, the Company has adopted best in class global corporate governance practices. Further it will incentivize, retain, and attract key talent through this performance based stock incentive plan amongst an expanded employee base. The performance linked vesting 2019 Plan is distinct from the 2015 Plan. Under the 2015 Plan the grants largely vested based on time whereas under the 2019 Plan the grants will vest strictly on performance.

Accordingly, it is proposed to allocate a maximum limit of 50,000,000 shares (approximately 1.15% of the equity share capital as on the date of this notice) of the Company under the 2019 Plan. The 2019 Plan shall be effective on and from the date of receipt of approval of the shareholders.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of June 7, 2019, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of June 7, 2019. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

Name of the beneficial owner	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
	Equity	June 7, 2019		March 31, 2018		March 31, 2017
Shareholding of all directors and officers as a group	Equity	104,265,428	(1)2.42	52,002,458	(2)2.38	1,844,587	(3) 0.08
Life Insurance Corporation of India	Equity	252,134,635	5.85	149,514,017	6.85	161,436,123	7.03

1)	Comprised 104,265,428 shares owned by directors and officers and includes ESOPs:

i)which have vested and yet  to be exercised a) 21,500 stock options each vested on May 2, 2018 and May 2, 2019 of U. B. Pravin Rao;  b) 9,500 stock options vested on November 1, 2018 of Krishnamurthy Shankar; c) 56,374 and 56,376 stock options vested on November 1, 2017 and November 1, 2018 respectively of Mohit Joshi; d) 22,224 stock options of Inderpreet Sawhney vested on August 1, 2018;

ii) includes 22,226 stock options and 40,686 RSUs of Inderpreet Sawhney to be vested on August 1, 2019.

The percentage of ownership is calculated on 4,309,229,444 equity shares.

2)

Comprised 52,002,458 shares owned by directors and officer and which included 1) 6812 RSUs and 10,750 stock options vested on May 2, 2018 of U.B. Pravin Rao; b) 12,100, 4,750 and 28,187 options granted to M.D. Ranganath, Krishnamurthy Shankar and Mohit Joshi respectively which were vested in November 1, 2017 and yet to be exercised.   The percentage of ownership is calculated on 2,184,114,257.  Not adjusted for Bonus issued in September 2018.

3)	Comprised 1,844,587 shares owned by directors and officers. The percentage of ownership is calculated on 2,296,944,664 equity shares. Not adjusted for Bonus issued in September 2018.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as of June 7, 2019 are held by 84,746 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI. As of June 7, 2019, 33.93% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to note no. 2.19 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and % of shareholding as at March 31, 2019 and March 31, 2018.

Related party transactions of Infosys Limited with its subsidiaries (on a standalone – basis)

a. Details of capital invested in subsidiaries as of March 31, 2019:

(Dollars in millions)
List of subsidiaries	As at March 31, 2019
Infosys BPM	145
Infosys Australia(1)	6
Infosys China	58
Infosys Chile	1
Infosys Mexico	14
Infosys Sweden	11
Infosys Brasil	46
Infosys Public Services	17
Infosys Shanghai	150
Infosys Lodestone	241
Infosys Consulting Pte Ltd	1
EdgeVerve	203
Infosys Nova(2)	—
Infosys Americas(4)	—
Infosys Austria GmbH(4)	—
Infosys Consulting Ltda (10)	6
Brilliant Basics Holdings Limited(5)(11)	9
Infosys Arabia Limited(6)	—
Panaya(3)	84
Infosys Luxembourg S.a r.l.(8)	1
WongDoody Holding Company Inc(7)(11)	51
S. C. Infosys Consulting S.R.L (9)	5
Kallidus and Skava(3)	30

(1)	Under liquidation
(2)	During fiscal 2018, we have written down the entire carrying value of the investment in Infosys Nova.
(3)

During fiscal 2018, investment in Kallidus and Skava (together referred to as “Skava”) and Panaya were classified as ‘Held for Sale’ and measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of $90 million in respect of Panaya was recognized in the Standalone Profit and Loss. During fiscal 2019, a further reduction of $39 million was recorded in respect of Panaya and on reclassification of these investments from ‘Held for Sale’, recognized an adjustment in respect of excess of carrying amount over recoverable amount of $66 million in respect of Skava.

(4)	The investment amount is less than $1 million.
(5)	During fiscal 2018, Infosys acquired 100% voting interest in Brilliant Basics Holdings Limited., UK. Refer note no. 2.9 in Item 18 of this Annual Report for further details.
(6)	Infosys holds 70% of equity shares of Infosys Arabia Limited and the investment is less than $1 million.

(7)

During fiscal 2019, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full service creative and consumer insights agency. Refer note no. 2.9 in Item 18 of this Annual Report for further details.

(8)	Infosys Luxembourg S.a.r.l, a subsidiary of Infosys Limited, has been incorporated effective August 6, 2018.
(9)	During fiscal 2019, Infosys entered into share purchase agreement with Infosys Lodestone to purchase the shares of S. C. Infosys Consulting S.R.L.
(10)	During fiscal 2019, Infosys entered into share purchase agreement with Infosys Lodestone to purchase the shares of Infosys Consulting Ltda.
(11)	Includes contingent consideration

During the fiscal 2019, Infosys consulting Pte Ltd (a wholly owned subsidiary of Infosys Limited) acquired Fluido Oy and Infosys Compaz Pte Ltd. (Refer to Note 2.9, Business combinations, under Item 18 of this Annual report for further details)

b. Details of amounts of outstanding loans at the end of the year:

		(Dollars in millions)
Particulars	March 31, 2019	March 31, 2018	March 31, 2017
Loans:
Infosys China(1)	12	11	11
Infosys Consulting Holding AG(2)	13	16	—
Infosys Consulting Pte Ltd.(3)	96	—	—
Brilliant Basics Holdings Limited(4)	1	1	—
	122	28	11

Debentures:
EdgeVerve(5)	209	272	326

(1)	Interest rate of 6.0% per annum and repayable on demand
(2)	Interest rate of 2.5% per annum and repayable on demand
(3)	Interest rate of 3% per annum and repayable on demand
(4)	Interest rate of 3.5% per annum and repayable on demand
(5)	Interest rate of 8.39% per annum

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
Loans:
Infosys China	12	14	11
Brilliant Basics Holdings Limited	1	1	—
Infosys Sweden	—	—	4
Infosys Consulting Pte Ltd	98	—	—
Infosys Consulting Holding AG	17	16	—

Debentures:
EdgeVerve	257	326	398

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
Financing transactions
Equity
Panaya Inc	—	5	—
Infosys China	—	15	10
Infosys Chile(8)	1	—	—
Infosys Sweden	—	—	11
Infosys Shanghai	—	11	27
Infosys Consulting Pte Ltd	—	—	1
Infosys Brazil	18	—	—
Infosys Australia	(5)	—	—
Noah Consulting LLC(1)	—	—	10
Brilliant Basics Holdings Limited(1)(2)	2	7	—
Infosys Consulting Ltda (5)	6	—	—
Wongdoody Holding Company Inc(2)(7)	51	—	—
S. C. Infosys Consulting S.R.L (3)	5	—	—
Infosys Luxembourg S.a r.l.(4)	1	—	—
Infosys Arabia Limited(6)	—	—	—
	79	38	59
Debenture (net of repayment)
EdgeVerve	(48)	(54)	(63)
	(48)	(54)	(63)

Loans (net of repayment)
Infosys Consulting Holding AG	(3)	15	—
Infosys Consulting Pte Ltd.	98	—	—
Brilliant Basics Holdings Limited	—	1	—
	95	16	—

(1)	Refer to Note 2.9, Business combinations, under Item 18 of this Annual report for further details
(2)	Includes contingent consideration
(3)	During fiscal 2019, Infosys entered into purchase share agreement with Infosys Lodestone to purchase the shares of S. C. Infosys Consulting S.R.L.
(4)	Infosys Luxembourg S.a.r.l, a subsidiary of Infosys Limited, has been incorporated effective August 6, 2018.
(5)	During fiscal 2019, Infosys entered into purchase share agreement with Infosys Lodestone to purchase the shares of Infosys Consulting Ltda.
(6)	Less than $1 million.
(7)

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S.-based, full-service creative and consumer insights agency. Refer to Note 2.9 in Item 18 of this Annual Report for further details.

(8)	During fiscal 2019, Infosys infused a capital of $1 million in its wholly owned subsidiary Infosys Chile

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

ii) Revenue transactions

			(Dollars in millions)
Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
Purchase of services
Infosys China	12	14	18
Infosys Lodestone and its subsidiaries	136	129	123
Infosys Consulting Pte Limited and its subsidiaries	19	10	5
Infosys BPM and its subsidiaries	109	88	64
Infosys Sweden	7	9	11
Infosys Shanghai	11	10	—
Infosys Mexico	10	4	3
Infosys Chile	1	—	—
Infosys Public Services	6	3	3
Panaya Ltd.	13	13	7
Infosys Brasil	2	2	1
WDW Communications, Inc	2	—	—
Kallidus	7	1	11
Noah Consulting LLC and its subsidiary	—	14	21
Brilliant Basics Limited	11	4	—
	346	301	267
Purchase of shared services including facilities and personnel
Infosys BPM and its subsidiaries	1	3	3
Brilliant Basics Limited	1	—	—
Kallidus Inc	—	1	—
	2	4	3
Interest income
Infosys China	1	1	1
Infosys Consulting Pte Limited	1	—	—
EdgeVerve(1)	20	24	29
	22	25	30
Dividend income
Infosys BPM	—	130	—
	—	130	—
Sale of services
Infosys China	4	4	2
Infosys Mexico	3	4	5
Infy Consulting Company Limited	8	6	11
Infosys Brasil	1	1	2
Infosys BPM and its subsidiaries	48	28	9
Infosys Sweden	1	2	3
Infosys Shanghai	1	1	—
EdgeVerve	67	63	45
Infosys Compaz Pte Limited	2	—	—
Kallidus Inc	—	—	1
Infosys Public Services	109	98	133
	244	207	211
Sale of shared services including facilities and personnel
EdgeVerve	5	6	6
Panaya Ltd.	6	8	5
Infosys Lodestone and its subsidiaries	—	1	1
Infosys BPM and its subsidiaries	4	10	7
	15	25	19

(1)	Interest rate for the fiscal 2019, 2018 and 2017 is 8.39%, 7.7% and 8.5%, respectively

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

See to note 2.19, Related party transactions, under Item 18 of this Annual Report for details of transactions with Key management personnel.

Employment and indemnification agreements

Refer to the section titled ‘Employment and Indemnification agreements’ under Item 6 of this Annual Report.

Loans to employees

We provide personal and salary advances and loans to our employees.

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $38 million, $43 million and $47 million were outstanding as of March 31, 2019, 2018 and 2017, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firms
•	Consolidated Balance Sheet as of March 31, 2019 and 2018.
•	Consolidated statements of comprehensive income for the years ended March 31, 2019, 2018 and 2017
•	Consolidated statements of changes in equity for the years ended March 31, 2019, 2018 and 2017
•	Consolidated statements of cash flows for the years ended March 31, 2019, 2018 and 2017
•	Notes to the consolidated financial statements

Export revenue

For fiscal 2019, 2018 and 2017, we generated $11,507 million, $10,593 million and $9,883 million, or 97.5%, 96.8% and 96.8% of our total revenues of $11,799 million, $10,939 million and $10,208 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Capital allocation policy

Fiscal 2018

The Board in its meeting on April 13, 2017, reviewed and approved the revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Key aspects of the policy was to

•

payout up to 70% of the free cash flow of the corresponding fiscal year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

•

Additionally, the Board has identified an amount of up to ₹13,000 crore ($2 billion) to be paid out to shareholders during fiscal 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion) The shareholders approved the Buyback of equity Shares through the postal ballot that concluded on October 7, 2017.  The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The Buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository \Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Indian Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Fiscal 2019

The Board in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Board decided to retain the current policy of returning upto 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT). Additionally, the Board had identified an amount of upto ₹13,000 crore (approximately $2 billion) to be paid to shareholders in the form of

•	A special dividend of ₹5 per share ($0.08 per ADR) (adjusted for September 2018 bonus issue) to be paid in June 2018. This resulted in a subsequent payout of ₹2,633 crore ($386 million).
•

Identified an amount of upto approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for fiscal 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals

In line with the above, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares through the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders’ approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share ($0.06 per share) that resulted in a payout of approximately ₹2,107 crore (approximately $296 million) (including dividend distribution tax and divided paid on treasury shares converted using exchange rate on the date of payment).

The shareholders approved the proposal of a buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback is offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the maximum indicative number of equity shares bought back would be 103,250,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company. The Company will fund the buyback from its free reserves. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 12,652,000 equity shares were bought back from the Indian stock exchanges.

Subsequent to March 31, 2019, 57,600,000 equity shares have been bought back from the Indian stock exchanges resulting in a cash outflow of approximately $624 million

After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of ₹13,000 crore ($1,866 million*) which was announced as part of its capital allocation policy in April 2018.

*As the USD/INR exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,866 million (comprising $1,184 million pertaining to the buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $296 million towards special dividend paid to shareholders in January 2019)

The outcome of capital allocation policy is summarized below:

(Dollars in millions)

Particulars	Fiscal 2019		Fiscal 2018
Buyback	1,184	(1)	2,035
Interim and final dividend(2)(3)	1,283	(5)	1,311
Special dividend(2)(4)	682		—
Total	3,149		3,346

(1)	At maximum buyback size of ₹8,260 crore ($1,184 million) including the likely pay-outs till September 2019.
(2)	Dividend includes dividend paid on treasury shares
(3)	Interim and final dividend declared for the respective financial year
(4)	Special dividend paid in the respective financial year
(5)

Includes a final dividend of ₹10.50 per equity share (approximately $0.15 per equity share) recommended by the Board of Directors in their meeting held on April 12, 2019 for fiscal 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019

Dividends

Under Indian law, a corporation pays dividends upon a recommendation by the Board and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board. Dividends may be paid out of profits of an Indian company, after providing depreciation in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years, or out of both.

Currently, our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

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

Dividend Distribution Policy

As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The dividend policy has been previously filed as an exhibit to the Annual Report on Form 20-F. The policy is available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

The following table provides details of per share dividend recognized during fiscal 2019, 2018 and 2017

	Fiscal 2019(2)	Fiscal 2018(2)	Fiscal 2017(2)
Dividend per Equity Share (₹)
Interim dividend(3)	7.00	6.50	5.50
Final dividend(4)	10.25	7.38	7.13
Special dividend(5)	9.00	—	—

Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.10	0.10	0.09
Final dividend(4)	0.16	0.12	0.11
Special dividend(5)	0.14	—	—

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Dividend declared previously, retrospectively adjusted for September, 2018 bonus share issue wherever applicable.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year
(5)	Represents special dividend of ₹5($0.08) and ₹4($0.06) declared in fiscal year 2018 and fiscal year 2019, respectively

During the fiscal 2019 on account of the final dividend for fiscal 2018, special dividend declared in fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of $1,956 million (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of ₹10.50/- per equity share (approximately $0.15 per equity share) for the fiscal 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately $780 million, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of ₹10.50/- per equity share (approximately $0.15 per equity share) and the resultant expected cash outflow will be based on the outstanding number of shares after considering shares bought back by the Company till the book closure date i.e June 15, 2019.

Bonus issue

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus share.

The bonus shares, once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and are entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our American Depositary Shares ("ADSs") are traded on NYSE, under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. We listed our ADSs on the Euronext London and Paris markets on February 20, 2013.

Effective July 5, 2018 the company voluntarily delisted its ADS’s from the Euronext Paris and Euronext London exchanges. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys’ ADSs continue to be listed on the NYSE under the symbol “INFY” on the New York Stock Exchange. The holders of ADSs who have chosen not to sell their Infosys ADSs through the sales facility or otherwise have not taken any action will be able to trade them on the NYSE under the terms and conditions of their financial intermediary.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, second amended and restated on June 28, 2017.  The Deposit Agreement has been filed by the Company previously.

As of June 7, 2019, we had ,4309,229,444 equity shares issued and outstanding. There were 84,746 record holders of ADRs, evidencing 746,254,648 ADSs (1 ADS equivalent to 1 equity share). As of June 7, 2019, there were 972,042 record holders of our equity shares listed and traded on the Indian stock exchanges.

Each ADS currently represents one equity share. All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2019 for cable transfers in Indian rupees as published by the FEDAI, which was ₹69.16 per $1.00.

On June 18, 2019, the closing price of equity shares on the BSE was ₹750.65 equivalent to $10.77 per equity share and on the NSE was ₹750.15 equivalent to $10.76 per equity share based on the exchange rate on that date and on June 18, 2019, the closing price of ADSs on the NYSE was $10.75 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017 had adopted new Articles of Association to bring the same in line with provisions of the Companies Act, 2013 (“the Act”).   The Company vide postal ballot concluded on August 22, 2018 has altered clause V of the Memorandum of Association to reflect the increase in the Authorized capital for the issue of Bonus shares.  The Memorandum and Articles of Association are available on the website of the Company and are filed as an exhibit to this Annual Report on Form 20-F.

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013, as amended from time to time, read with the Companies Act, 1956 (to the extent still in force) (the “Indian Companies Act”).

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association of the Company which is filed as an exhibit to the Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice.

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 15 unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As on March 31, 2019, we had nine directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting (AGM), not less than two-third of the directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require two-thirds of our directors to be liable to retire by rotation. As per the Indian Companies Act Independent Directors are not liable to retire by rotation. One-third of such directors (excluding independent directors) who are subject to retirement by rotation must retire at each AGM. A retiring director is eligible for re-election. As per the Indian Companies Act, independent directors are to retire after 5 consecutive years and may be re-appointed only for two consecutive terms.

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

Our Articles of Association do not require our directors to hold shares of our company in order to serve on our Board.

The Companies Act, 2013 provides that any director who has a personal interest in a transaction being discussed by the Board must disclose such interest and must not participate in the meeting when such transaction is being discussed. A director is required to disclose his personal interest to the Board on an annual basis and at the first meeting of the Board after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act and provisions prescribed by the Government of India. At meetings of the Board, our directors shall not vote on their own remuneration and such remuneration has been recommended by our Nomination and Remuneration Committee, details of which have been set out in Item 6 of this Annual Report on Form 20-F. Our Articles of Association provide that the Company may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital, securities premium and free reserves. Under the Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The objects and purposes of as set forth in Section III of our Memorandum of Association have been filed previously in our Annual Report on Form 20-F.

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2019, 4,361,733,444 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 20,324,982 equity shares under the 2015 plan. The equity shares are our only class of share capital.  We currently have no convertible debentures or warrants outstanding.  As of March 31, 2019, we had 10,804,374 options outstanding to purchase equity shares.  For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares under the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders’ approval by way of a postal ballot.

During fiscal 2019, 1,26,52,000 equity shares were purchased from the stock exchange, which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. Subsequent to March 31, 2019, 57,600,000 equity shares have been bought back from the Indian stock exchanges.

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and are entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Dividends

Under the Companies Act, 2013 our Board recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Companies Act, 2013 the Company in the Annual General Meeting (‘AGM’) may declare dividend, to be paid to shareholders according to their respective rights and interests in profits.  No dividends shall exceed the amount recommended by Board. In India, dividends are generally declared per equity share and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the AGM at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, our Board has the discretion to declare and pay interim dividends without shareholder approval in compliance with the conditions specified under the Companies Act, 2013. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the dividend declared per equity share and the record date/book closure date for determining the shareholders who are entitled to receive dividends. Under the Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

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

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its free reserves, subject to the following conditions:

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

Meetings of Shareholders

We must convene an AGM of shareholders each year within 15 months of the previous AGM or within five months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting (EGM) of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders of record, excluding the days of mailing and date of the meeting. The EGM of shareholders must be held at a place within India. The AGM of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

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

As per the Companies Act, 2013 ordinary resolutions may be passed by simple majority at any general meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

•	alteration of the objects clause of the memorandum;
•	alteration of the articles of association to constitute the Company into private company;
•	change in place of registered office outside the local limits of any city, town or village;
•	change in objects for which a company has raised money from public through prospectus and still has any unutilized amount out of the money so raised;
•	issue of shares with differential rights as to voting or dividend or otherwise under Section 43 (a)(ii) of the Companies Act, 2013;
•	variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Companies Act, 2013;

•	buy-back of shares;
•	election of a director under Section 151 of the Companies Act, 2013;
•	sale of the whole or substantially the whole of an undertaking of a company as specified under Section 180 (1) (a) of the Companies Act, 2013; and
•	giving loans or extending guarantee or providing security in excess of the limit specified under Section 186 (3) of the Companies Act, 2013.

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

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Companies Act, 2013 requires us to give at least seven working days’ prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the SEBI. We may not close the register of shareholders for more than thirty consecutive days at any one time, and in no event for more than forty-five days in a year.  The Listing Regulations also prescribe that there should be a time gap of at least thirty days between two record dates.

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

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or National Company Law Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buyback and should have become holders of equity shares on such record date.

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

a.	sale of shares held by the promoters / promoters group up to 2% of the total paid-up equity share capital in the open market, subject to five times' average monthly trading volume of the shares; or
b.	allotment of eligible securities through qualified institutional placement in terms of Chapter VIII of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009; or
c.	issuance of shares to public through prospectus; or
d.	offers for sale of shares held by promoters to public through prospectus; or
e.	sale of shares held by promoters through the secondary market in terms of SEBI guidelines; or
f.	Institutional Placement Programme in terms of Chapter VIIIA of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended; or
g.	rights issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
h.	bonus issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
i.	any other method as may be approved by SEBI on a case to case basis.

As of March 31, 2019, our public shareholding was approximately at 86.68%.

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

Insider Trading Regulations

The Insider Trading Regulations covers within its ambit both listed and proposed to be listed securities and in addition with trading, also lists communication or procuring unpublished price sensitive information in violation of the Insider Trading Regulations as an offence. In terms of the Insider Trading Regulations, the promoters, promoter group, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company within 7 days of their appointment or becoming a promoter. Further, every promoter, promoter group, designated person and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of ₹1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company.

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Salil Parekh, our Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer.

Mr. Parekh’s employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. Mr. Parekh’s agreement is for an initial term of five years with option to renew for a three-year term on mutually agreed term and subject to shareholder approval.  Mr. Parekh and the Company have agreed to provide each other with 90 days’ notice prior to terminating the agreement. Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Parekh has been filed previously with Annual Report on Form 20-F.

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

Investment by Non-Resident Indians and Overseas Citizens of India

NRIs or OCIs are permitted to purchase or sell capital instruments1 of a listed Indian company on repatriation basis, on a recognized stock exchange in India. An NRI or OCI can purchase up to 5% of the total paid-up equity capital on a fully diluted basis or should not exceed 5% percent of the paid-up value of each series of debentures or preference shares or warrants issued by an Indian company, subject to the condition that the total holdings of all NRIs and OCIs together does not exceed 10% of the total paid-up equity capital on a fully diluted basis or should not exceed 10% of the paid-up value of each series of debentures or preference shares or warrants. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

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

Investments by FPIs is governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations). FPIs are required to be registered with the designated Depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

a.	shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India, through primary and secondary markets;
b.	units of schemes floated by domestic mutual funds (except liquid and money market mutual fund schemes), whether listed on a recognized stock exchange or not;
c.	units of schemes floated by a collective investment scheme;
d.	derivatives traded on a recognized stock exchange;
e.	dated government securities (including treasury bills and state development loans);
f.	Rupee denominated credit enhanced bonds;
g.	security receipts issued by asset reconstruction companies;
h.	perpetual debt instruments and debt capital instruments, as specified by the Reserve Bank of India from time to time;
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

1.

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

2.

Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue. Twenty-five percent of the total consideration amount (including share premium, if any), shall be received upfront.

3.	In case of share warrants at least twenty-five percent of the consideration shall be received upfront and the balance amount within eighteen months of issuance of share warrants.
4.

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
ii.	any certificate or instrument issued and listed in terms of the SEBI (Public Offer and Listing of Securitised Debt Instruments) Regulations, 2008;
p.	corporate bonds:
q.	municipal bonds and
r.	such other instruments specified by the Securities and Exchange Board of India from time to time.

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

The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017 (notified vide Notification No. FEMA. 20 (R)/2017-RB dated November 07, 2017) provides that an FPI may purchase capital instruments of a listed Indian company on a recognized stock exchange in India through public offer/ private placement, subject to the individual and aggregate limits and the conditions specified. Further, under the FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a company would be considered a resident in India if its place of effective management in that year is in India. Thus a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated 24 January 2017 has come up with guiding principles to be followed to determine PoEM. Further, the CBDT has vide Notification No. 29/2018 dated June 22, 2018 specified the exceptions, modifications and adaptations to the provisions of the Income-tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax that shall apply to a foreign company having POEM in India. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders. The effective rate of DDT payable by the company is currently 20.5553%. Further the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of ₹1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding ₹1,000,000.

Minimum Alternate Tax. Section 115JA of the Income Tax Act (“the Act”) which came into effect in April 1, 1997, brought certain zero tax companies under the ambit of a Minimum Alternate Tax, or MAT. Effective April 1, 2000, Finance Act, 2000 introduced Section 115JB, under which the income of companies eligible for tax holiday under section 10A of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under section 10A of the Act in the computation of book profits for the levy of MAT. However, income earned by SEZ developers and units operating in SEZ were kept out of computation of book profit subjected to MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ units and SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability.  The effective rate of income tax under MAT provision is 21.3416%.

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

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 2(42A), 45, 47(viia), 47(x), 49(2ABB), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme.

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
•

Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% as increased by the the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, as increased by the the applicable surcharge and education cess;

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% as increased by the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•

Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after 1 April 2018, would result in Long Term Capital Gains in excess of Rs 1 lakh and will attract tax at the rate of 10 percent. Further if investments are made on or before 31 January 2018,  a method of determining the Cost of Acquisition (COA) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of-

1.	The actual COA of such investments; and
2.	The lower of-
o	Fair Market Value (‘FMV’) of such investments; and
o	the Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

With respect to assets listed as on 31 January 2018, the FMV would be the highest price quoted on the recognized stock exchange on 31 January 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding 31 January 2018 shall be considered to be the FMV; and

•

Any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding ₹10,000,000 but not exceeding ₹100,000,000 is 7% and in the case of domestic companies whose total taxable income is greater than ₹100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹10,000,000 but does not exceed ₹100,000,000 and it is 5% if the total taxable income of the foreign company exceeds ₹100,000,000.  The taxes and applicable surcharge will be increased by incremental levy known as  ‘Health and Education cess’ at 4%.Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 effective June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value.

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

The Finance Act, 2017 has also introduced section 56(2)(x) in the Indian Income Tax Act to include that following shall be chargeable to Income tax as “Income from other sources”:

Where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, amongst others, any shares or securities without consideration, the fair market value of which exceeds fifty thousand rupees, the whole of the fair market value of such shares or securities or for a consideration which is less than the fair market value of the shares or securities by an amount exceeding fifty thousand rupees, the fair market value of such shares or securities as exceeds such consideration. For this purpose, the fair market value is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers, etc. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at

•	a maximum rate of 40% as increased by the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% as increased by the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over ₹1,000,000.

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

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback. In case non-resident FPIs, section 196D (2) of the Income Tax Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs Indian companies would be required to deduct tax at source (including applicable surcharge and cess) on any sum chargeable to tax under section 195(1) of the Income Tax Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Income Tax Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the buyback is through the recognized stock exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate.  Further in case of buy back of unlisted shares as per section 115QA of the Income Tax Act, domestic companies are subject to tax on buy back of unlisted shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is a separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided. For tax implications related to the buyback for non-resident shareholders refer to the document ‘tax implications related to the buyback for non-resident shareholders’ which is filed as an exhibit to the Annual Report on Form 20-F.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2019. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Our website is located at www.infosys.com, and our investor relations website is located at https://www.infosys.com/investors/. This report filed with the SEC can be found on the Company’s investor relations website.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

This information is set forth under the section titled ‘Operating and Financial Review and Prospects’ is as set out above in this Annual Report on Form 20-F and such information is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

i.	a fee not in excess of U.S.$0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share splits, and rights distributions;
ii.	a fee not in excess of U.S.$0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;
iii.	a fee not in excess of U.S.$0.01 per ADS for each cash distribution;
iv.	a fee not in excess of U.S.$0.01 per ADS is charged for each stock dividend or other free/bonus distribution of the underlying deposited securities distributed in the form of ADSs;
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

Fees and other payments made by the depositary

During fiscal 2019, expenses in an aggregate amount of approximately $166,849 have been borne by the depositary in relation to our ADS program, including approximately:

•

$152,643 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•

$8,000 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports, $6,206 towards payments made to Thomson Reuters as the annual subscription fee for Reuters Knowledge, a web-based information and analytics tool.

For the year ended March 31, 2019, the Depositary has made payments to Infosys totaling to approximately $9 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, production of investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at March 31, 2019. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2019.

Our independent registered public accounting firm, Deloitte Haskins and Sells, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited and subsidiaries (“Infosys Limited” or the “Group”) as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2019, of the Group and our report dated June 19, 2019, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the Group’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts from Customers.

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

June 19, 2019

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

Item 16B. Code of Ethics

Our Board on January 12, 2018 adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees and is posted on our website at www.infosys.com. The Code of Conduct and Ethics has been previously filed as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy has been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2019 and 2018:

	(Dollars in millions)
Type of Service	Fiscal 2019	Fiscal 2018	Description of Services
(a) Audit Fees	1.6	1.5	Audit and review of financial statements
(b) Tax fees	0.3	0.5	Tax returns, filing and advisory services
(c) All Other Fees	0.1	—	Other advisory services
Total	2.0	2.0

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In line with the Capital Allocation Policy announced in April 2018, shareholders approved a buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e. March 20, 2019 or such other period as may be permitted under the Companies Act, 2013 or the SEBI (Buy-back of Securities) Regulations, 2018. Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the Indian stock exchanges. Subsequent to March 31, 2019, the Company has purchased 57,600,000 shares:

Period	(a)Total number of shares purchased	(b)Average price paid per share (in INR)	(c)Total number of shares purchase as part of publicly announced buyback	(d)Maximum number of shares that may yet to be purchased under the buyback(1)
March 20, 2019 to March 31, 2019	12,652,000	736.18	12,652,000	90,598,000

(1) Based on indicative maximum number of equity shares (103,250,000 equity shares) computed assuming the maximum buyback price of ₹800 per share and maximum buyback size of ₹8,260 crore. Refer to section titled Capital Allocation Policy under Item 5 of this annual report

Item 16F. Change in Registrant’s Certifying Accountant

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

Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

1.

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2019, our Board consists of nine members, a non-executive and non-independent Chairman, two of whom are executive or whole-time directors, while the remaining six are independent directors.

2.

The SEBI LODR requires that a two thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and shareholders of Infosys Limited

In connection with the March 31, 2019 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 19, 2019	D. Sundaram Chairperson and Audit Committee Financial Expert	Dr. Punita Kumar-Sinha Member, Audit Committee	Roopa Kudva Member, Audit Committee

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

Deloitte Haskins & Sells LLP and KPMG, respectively, have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the year ended March 31, 2019 and March 31, 2018 and for the year ended March 31, 2017, respectively.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 19, 2019	Nilanjan Roy Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited and subsidiaries (“Infosys Limited” or "Group") as of March 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended March 31, 2019 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019 in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2019, expressed an unqualified opinion on the Group's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.10 to the consolidated financial statements, the Group has changed its method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 19, 2019

We have served as the Company's auditor since fiscal 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Infosys Limited:

We have audited the accompanying consolidated statement of comprehensive income of Infosys Limited and its subsidiaries (“the Company”) for the year ended March 31, 2017 and the related consolidated statements of changes in equity, and cash flows for the year ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of the Company for the year ended March 31, 2017 and their cash flows for the year ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

/s/ KPMG

Bengaluru, India

June 12, 2017, except as to Notes 2.13, 2.16, 2,17, 2.18 and 2.20 which are as of June 19, 2019

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2019	2018
ASSETS
Current assets
Cash and cash equivalents	2.1	2,829	3,041
Current investments	2.2	958	982
Trade receivables		2,144	2,016
Unbilled revenues		777	654
Prepayments and other current assets	2.4	827	662
Income tax assets	2.17	61	—
Derivative financial instruments	2.3	48	2
		7,644	7,357
Assets held for sale	2.9	—	316
Total current assets		7,644	7,673
Non-current assets
Property, plant and equipment	2.7	1,931	1,863
Goodwill	2.8	512	339
Intangible assets	2.8	100	38
Investment in associate	2.19	—	—
Non-current investments	2.2	670	883
Deferred income tax assets	2.17	199	196
Income tax assets	2.17	914	931
Other non-current assets	2.4	282	332
Total non-current assets		4,608	4,582
Total assets		12,252	12,255
LIABILITIES AND EQUITY
Current liabilities
Trade payables		239	107
Derivative financial instruments	2.3	2	6
Current income tax liabilities	2.17	227	314
Client deposits		4	6
Unearned revenues		406	352
Employee benefit obligations		234	218
Provisions	2.6	83	75
Other current liabilities	2.5	1,498	1,036
		2,693	2,114
Liabilities directly associated with assets held for sale	2.9	—	50
Total current liabilities		2,693	2,164
Non-current liabilities
Deferred income tax liabilities	2.17	98	82
Employee benefit obligations		6	7
Other non-current liabilities	2.5	55	42
Total liabilities		2,852	2,295
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (2,400,000,000) authorized equity shares, issued and outstanding 4,335,954,462 (2,173,312,301) equity shares fully paid up, net of 20,324,982, (10,801,956) treasury shares each as at March 31, 2019 (March 31, 2018), respectively		339	190
Share premium		277	247
Retained earnings		11,248	11,587
Cash flow hedge reserve		3	—
Other reserves		384	244
Capital redemption reserve		10	9
Other components of equity		(2,870)	(2,317)
Total equity attributable to equity holders of the company		9,391	9,960
Non-controlling interests		9	—
Total equity		9,400	9,960
Total liabilities and equity		12,252	12,255
Commitments and contingent liabilities	2.6, 2.7, 2.17 and 2.21

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2019	2018	2017
Revenues	2.10	11,799	10,939	10,208
Cost of sales		7,687	7,001	6,446
Gross profit		4,112	3,938	3,762
Operating expenses:
Selling and marketing expenses		638	552	535
Administrative expenses		778	727	707
Total operating expenses		1,416	1,279	1,242
Operating profit		2,696	2,659	2,520
Other income, net	2.14	411	513	459
Reduction in the fair value of Disposal Group held for sale	2.9	(39)	(18)	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	(65)	—	—
Share in associate's profit/ (loss), including impairment	2.19	—	(11)	(5)
Profit before income taxes		3,003	3,143	2,974
Income tax expense	2.17	803	657	834
Net profit		2,200	2,486	2,140
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability / asset, net	2.12 and 2.17	(3)	9	(7)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	2.3	—	—	(5)
Equity instruments through other comprehensive income, net	2.2 and 2.17	10	1	(1)
		7	10	(13)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.17	—	—	(2)
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.17	3	(6)	6
Foreign currency translation		(560)	18	198
		(557)	12	202
Total other comprehensive income/(loss), net of tax		(550)	22	189
Total comprehensive income		1,650	2,508	2,329
Profit attributable to:
Owners of the company		2,199	2,486	2,140
Non-controlling interests		1	—	—
		2,200	2,486	2,140
Total comprehensive income attributable to:
Owners of the company		1,649	2,508	2,329
Non-controlling interests		1	—	—
		1,650	2,508	2,329
Earnings per equity share
Basic (in $ per share)		0.51	0.55	0.47
Diluted (in $ per share)		0.51	0.55	0.47
Weighted average equity shares used in computing earnings per equity share	2.18
Basic (in shares)		4,347,130,157	4,510,664,644	4,571,278,894
Diluted (in shares)		4,353,420,772	4,515,147,740	4,572,793,490

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2016	2,285,621,088	199	570	11,083	—	—	—	(2,528)	9,324	—	9,324
Changes in equity for the year ended March 31, 2017
Net profit	—	—	—	2,140	—	—	—	—	2,140	—	2,140
Re–measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17)	—	—	—	—	—	—	—	(7)	(7)	—	(7)
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.17)	—	—	—	—	—	—	6	—	6	—	6
Equity instruments through other comprehensive income *(Refer note 2.2 and 2.17)	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Cumulative impact of Reversal of unrealized gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.3)	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Fair valuation of investments (Refer note 2.2 and 2.17) *	—	—	—	—	—	—	—	(2)	(2)	—	(2)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	198	198	—	198
Total comprehensive income for the period	—	—	—	2,140	—	—	6	183	2,329	—	2,329
Shares issued on exercise of employee stock options (Refer to note 2.16)	34,062	—	—	—	—	—	—	—	—	—	—
Transfer to other reserves (Refer note 2.13)	—	—	—	(142)	142	—	—	—	—	—	—
Transfer from other reserves on utilization (Refer note 2.13)	—	—	—	142	(142)	—	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.16)	—	—	17	—	—	—	—	—	17	—	17
Dividends (including corporate dividend tax)(1)	—	—	—	(1,033)	—	—	—	—	(1,033)	—	(1,033)
Balance as of March 31, 2017	2,285,655,150	199	587	12,190	—	—	6	(2,345)	10,637	—	10,637
Changes in equity for the year ended March 31, 2018
Net Profit	—	—	—	2,486	—	—	—	—	2,486	—	2,486
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17)	—	—	—	—	—	—	—	9	9	—	9
Equity instruments through other comprehensive income *(Refer note 2.2 and 2.17)	—	—	—	—	—	—	—	1	1	—	1
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.17)	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	18	18	—	18
Total comprehensive income for the period	—	—	—	2,486	—	—	(6)	28	2,508	–	2,508
Shares issued on exercise of employee stock options (Refer to note 2.16)	700,629	—	1	—	—	—	—	—	1	—	1
Transfer to other reserves (Refer note 2.13)	—	—	—	(340)	340	—	—	—	—	—	—
Transfer from other reserves on utilization (Refer note 2.13)	—	—	—	96	(96)	—	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.16)	—	—	12	—	—	—	—	—	12	—	12
Amount paid upon buyback* (Refer note 2.13)	(113,043,478)	(9)	(346)	(1,680)	—	—	—	—	(2,035)	—	(2,035)
Transaction costs related to buyback* (Refer note 2.13)	—	—	(7)	—	—	—	—	—	(7)	—	(7)

Amount transferred to capital redemption reserve upon Buyback (Refer note 2.13)	—	—	—	(9)	—	9	—	—	—	—	—
Dividends (including corporate dividend tax)(1)	—	—	—	(1,156)	—	—	—	—	(1,156)	—	(1,156)
Balance as of March 31, 2018	2,173,312,301	190	247	11,587	244	9	—	(2,317)	9,960	—	9,960
Changes in equity for the year ended March 31, 2019
Net profit	—	—	—	2,199	—	—	—	—	2,199	1	2,200
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.12 and 2.17)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Equity instruments through other comprehensive income* (Refer note 2.2 and 2.17)	—	—	—	—	—	—	—	10	10	—	10
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.17)	—	—	—	—	—	—	3	—	3	—	3
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(560)	(560)	—	(560)
Total comprehensive income for the period	—	—	—	2,199	—	—	3	(553)	1,649	1	1,650
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.16)	392,528	—	—	—	—	—	—	—	—	—	—
Increase in share capital on account of Bonus issue (Refer to note 2.13)(1)	2,173,704,829	150	—	—	—	—	—	—	150	—	150
Amounts utilized for bonus issue (Refer to note 2.13)(1)	—	—	—	(150)	—	—	—	—	(150)	—	(150)
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.13)	1,196,804	—	1	—	—	—	—	—	1	—	1
Buyback of equity shares (Refer to note 2.5 and 2.13)	(12,652,000)	(1)	—	(288)	—	—	—	—	(289)	—	(289)
Transaction costs related to buyback* (Refer note 2.13)	—	—	—	(2)	—	—	—	—	(2)	—	(2)
Amount transferred to capital redemption reserve upon Buyback (Refer note 2.13)	—	—	—	(1)	—	1	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to note 2.9)	—	—	—	—	—	—	—	—	—	8	8
Transfer to other reserves	—	—	—	(346)	346	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	206	(206)	—	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.16)	—	—	28	—	—	—	—	—	28	—	28
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends (including corporate dividend tax)(1)	—	—	—	(1,957)	—	—	—	—	(1,957)	—	(1,957)
Balance as of March 31, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400

*	net of taxes
(1)	net of treasury shares
(2)

excludes treasury shares of  20,324,982 as of March 31, 2019, 10,801,956 as of March 31, 2018 and 11,289,514 as of March 31, 2017 and 11,323,576 April 1, 2016, held by consolidated trust. The treasury shares as at March 31, 2018, March 31, 2017 and April 1, 2016 have not been adjusted for the September 2018 bonus issue.

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

(Dollars in millions)
For the years ended March 31,	Note	2019	2018	2017
Operating activities:
Net profit		2,200	2,486	2,140
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 and 2.8	287	289	254
Interest and dividend income		(130)	(129)	(51)
Income tax expense	2.17	803	657	834
Effect of exchange rate changes on assets and liabilities		10	3	6
Impairment loss under expected credit loss model		34	5	20
Reduction in fair value of Disposal Group held for sale	2.9	39	18	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	65	—	—
Share in net profit/(loss) of associate, including impairment		—	11	5
Stock compensation expense		29	13	17
Other adjustments		(15)	(20)	7
Changes in working capital
Trade receivables and unbilled revenues		(411)	(237)	(260)
Prepayments and other assets		(120)	(58)	(70)
Trade payables		131	51	(3)
Client deposits		(2)	1	1
Unearned revenues		48	104	66
Other liabilities and provisions		269	122	(24)
Cash generated from operations		3,237	3,316	2,942
Income taxes paid	2.17	(975)	(1,059)	(843)
Net cash provided by operating activities		2,262	2,257	2,099
Investing activities:
Expenditure on property, plant and equipment		(349)	(310)	(411)
Loans to employees		2	4	4
Payment for acquisition of business, net of cash acquired	2.9	(77)	(4)	—
Payment of contingent consideration pertaining to acquisition of business		(3)	(5)	(5)
Advance payment towards acquisition of business	2.9	(30)	—	—
Deposits placed with corporation		(3)	(20)	(25)
Interest and dividend received		79	67	32
Investment in quoted debt securities		(145)	(16)	(638)
Redemption of quoted debt securities		123	18	1
Proceeds from sale of equity and preference securities		16	5	—
Investment in equity and preference securities		(3)	(4)	(10)
Investment in other investments		(3)	(4)	(4)
Redemption of other investments		2	—	—
Investment in certificates of deposit		(342)	(1,032)	(1,167)
Redemption of certificates of deposit		791	1,503	—
Investment in commercial papers		(70)	(45)	—
Redemption of commercial papers		43	—	—
Escrow and other deposits pertaining to Buyback	2.4	(37)	—	—
Investment in liquid mutual fund units and fixed maturity plan securities		(11,184)	(9,628)	(8,083)
Redemption of liquid mutual fund units and fixed maturity plan securities		10,965	9,953	7,759
Net cash (used)/ generated in investing activities		(225)	482	(2,547)
Financing activities:
Buyback of shares including transaction cost		(118)	(2,042)	—
Shares issued on exercise of employee stock options		1	1	—
Payment of dividends (including corporate dividend tax)		(1,956)	(1,156)	(1,032)
Net cash used in financing activities		(2,073)	(3,197)	(1,032)
Net increase/(decrease) in cash and cash equivalents		(36)	(458)	(1,480)
Effect of exchange rate changes on cash and cash equivalents		(184)	18	34
Cash and cash equivalents at the beginning	2.1	3,049	3,489	4,935
Cash and cash equivalents at the end	2.1	2,829	3,049	3,489
Supplementary information:
Restricted cash balance	2.1	52	82	88

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

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

The Group's consolidated financial statements are authorized for issue by the company’s Board of Directors on June 19, 2019.

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

Refer to note 2.19 for the list of subsidiaries and controlled trusts of the Company.

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

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

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

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.17)

c. Business combinations and intangible assets

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

f. Non-current assets and Disposal groups held for sale

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

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases replacing the existing leases Standard, IAS 17 Leases and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model for a lessee and requires the lessee to recognize assets and liabilities for all leases unless the lease term is twelve months or less or unless the underlying asset is low value in nature. Currently, operating lease expenses are charged to the statement of comprehensive income. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of repayment of lease liabilities. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019 and the standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or
•

An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under IAS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of IFRS 16, the Group is proposing to use the ‘Modified Retrospective Approach’ for transitioning to IFRS 16, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in Right of use asset approximately by $395 million, net investment in sub-lease approximately by $60 million and an increase in lease liability approximately by $495 million. The cumulative effect of applying the standard  would be adjusted in retained earnings, net of taxes

IFRIC 23, Uncertainty over Income Tax Treatments: The International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of IFRIC 23 would be insignificant in the consolidated financial statements.

Amendment to IAS 12 – Income taxes: In December 2017, the IASB issued amendments to the guidance in IAS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement- On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

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

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group does not have any impact on account of the amendment.

Amendment to IFRS 3 Business Combinations - On October 22, 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Cash and bank deposits	2,052	2,021
Deposits with financial institutions	777	1,020
	2,829	3,041
Cash and cash equivalents included under assets classified as held for sale (Refer note no 2.9)	—	8
	2,829	3,049

Cash and cash equivalents as of March 31, 2019 and March 31, 2018 include restricted cash and bank balances of $52 million and $82 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

Refer note 2.3 for accounting policies on financial instruments.

The table below provides details of cash and cash equivalents:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Current accounts
ANZ Bank, Taiwan	—	1
Axis Bank - Unpaid dividend account	1	—
Banamex Bank, Mexico (U.S. Dollar account)	4	2
Banamex Bank, Mexico	1	—
Bank of America, USA	168	180
Bank of America, Mexico	15	4
Bank of Leumni , Israel	1	—
Bank of Zachodni WBK S.A., Poland	—	3
Barclays Bank, UK	6	6
BNP Paribas Bank, Norway	4	14
China Merchants Bank, China	—	1
Citibank N.A., Australia	13	34
Citibank N.A., Brazil	5	2
Citibank N.A., China	10	18
Citibank N.A., China (U.S. Dollar account)	2	1
Citibank N.A., Dubai	2	1
Citibank N.A., EEFC (U.S. Dollar account)	—	1
Citibank N.A., Hungary	—	1
Citibank N.A., Japan	3	3
Citibank N.A., New Zealand	—	2
Citibank N.A., Portugal	1	1
Citibank N.A., Singapore	11	1
Citibank N.A., South Africa	3	5
Citibank N.A., USA	1	1
Citibank N.A., South Korea	2	—
Citibank N.A., Luxembourg	1	—
Deutsche Bank, Belgium	2	4
Deutsche Bank, Malaysia	—	1
Deutsche Bank, Czech Republic	3	2
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (U.S. dollar account)	3	—
Deutsche Bank, France	3	3
Deutsche Bank, Germany	16	16
Deutsche Bank, India	6	7
Deutsche Bank, Netherlands	5	2
Deutsche Bank, Philippines	1	4
Deutsche Bank, Philippines (U.S. dollar account)	—	1
Deutsche Bank, Poland (PLN account)	4	3
Deutsche Bank, Poland (Euro account)	1	1
Deutsche Bank, Russia	1	1
Deutsche Bank, Russia (U.S. dollar account)	—	1
Deutsche Bank, Singapore	2	3
Deutsche Bank, Switzerland	5	5
Deutsche Bank, United Kingdom	6	12
Deutsche Bank-EEFC (Euro account)	3	5
Deutsche Bank, EEFC (Swiss Franc account)	1	—
Deutsche Bank-EEFC (U.S. dollar account)	31	5
Deutsche Bank-EEFC, India (United Kingdom Pound Sterling account)	1	1
Deutsche Bank, USA	9	—
ICICI Bank, India	6	8
ICICI Bank-EEFC, India (U.S. dollar account)	5	6
ICICI Bank-EEFC, (United Kingdom pound sterling account)	1	2
ICICI Bank, EEFC (Euro account)	1	—
HSBC Bank, United Kingdom	3	1
HSBC Bank, India	1	—

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Kotak Bank	1	—
ICICI Bank - Unpaid dividend account	4	3
Nordea	3	—
Nordbanken, Sweden	7	8
Raiffeisen Bank, Czech Republic	—	1
Royal Bank of Canada, Canada	20	26
Punjab National Bank, India	—	2
Silicon Valley Bank, USA	2	—
Splitska Banka D.D., Societe Generale Group, Croatia	2	1
Washington Trust Bank	7	—
	421	418

Deposit accounts
Axis Bank	134	—
Bank BGZ BNP Paribas S.A	34	22
Barclays Bank	72	31
Canara Bank, India	19	36
Citibank	26	35
Deutsche Bank, AG	—	4
Deutsche Bank, Poland	18	32
HDFC Bank	7	383
HSBC Bank	29	—
ICICI Bank	469	568
IDBI Bank	—	38
IDFC Bank	354	230
Indusind Bank	80	154
Kotak Mahindra Bank	72	—
South Indian Bank	25	69
Standard Chartered Bank	289	—
Washington trust bank	3	—
Yes Bank	—	1
	1,631	1,603
Deposits with financial institution
HDFC Limited, India	600	836
LIC Housing Finance Limited	177	184
	777	1,020
Total	2,829	3,041

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Current investments
Amortized cost:
Quoted debt securities
Cost	3	—
Fair value through profit and loss:
Liquid mutual funds
Fair value	258	12
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	267	117
Commercial paper
Fair value	72	45
Certificates of deposit
Fair value	358	808
	958	982
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	274	291
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	310	493
Unquoted equity and preference securities
Fair value	15	21
Fair value through profit and loss:
Unquoted convertible promissory note
Fair value	—	2
Fixed maturity plan securities
Fair value	66	66
Unquoted Preference securities
Fair value	3	—
Others:
Fair value	2	10
	670	883
Total Investments	1,628	1,865
Investment carried at amortized cost	277	291
Investments carried at fair value through other comprehensive income	1,022	1,484
Investments carried at fair value through profit and loss	329	90

Note:	Uncalled capital commitments outstanding as of March 31, 2019 and March 31, 2018 was $12 million and $12 million, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2019
	Gross	Tax	Net
Quoted debt securities	1	—	1
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	9	1	10

Net gain / (loss) on	Year ended March 31, 2018
	Gross	Tax	Net
Quoted debt securities	(2)	—	(2)
Certificate of deposits	3	(1)	2
Unquoted equity and preference securities	1	—	1

Net gain / (loss) on	Year ended March 31, 2017
	Gross	Tax	Net
Quoted debt securities	(1)	—	(1)
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	(1)	—	(1)

Method of fair valuation:

(Dollars in millions)
		Fair value
		As at March 31
Class of investment	Method	2019	2018
Liquid mutual funds	Quoted price	258	12
Fixed Maturity Plan securities	Market observable inputs	66	66
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	307	330
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	577	610
Commercial paper	Market observable inputs	72	45
Certificate of deposits	Market observable inputs	358	808
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc	15	21
Unquoted equity and preference securities- carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc	3	—
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc	—	2
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc	2	10
		1,658	1,904

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

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated and the cumulative impact of $5 million has been recorded in other comprehensive income for fiscal 2017.

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

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to the net profit in the statement of comprehensive income.

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

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenue with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2019 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,829	—	—	—	—	2,829	2,829
Investments (Refer Note 2.2)
Liquid mutual funds	—	—	258	—	—	258	258
Fixed maturity plan securities	—	—	66	—	—	66	66
Quoted debt securities	277	—	—	—	577	854	884(1)
Certificates of deposit	—	—	—	—	358	358	358
Commercial paper	—	—	—	—	72	72	72
Unquoted equity and preference securities	—	—	3	15	—	18	18
Unquoted investments others	—	—	2	—	—	2	2
Trade receivables	2,144	—	—	—	—	2,144	2,144
Unbilled revenues (3)	303	—	—	—	—	303	303
Prepayments and other assets (Refer to Note 2.4)	529	—	—	—	—	529	517(2)
Derivative financial instruments	—	—	43	—	5	48	48
Total	6,082	—	372	15	1,012	7,481	7,499
Liabilities:
Trade payables	239	—	—	—	—	239	239
Derivative financial instruments	—	—	2	—	—	2	2
Other liabilities including contingent consideration (Refer note 2.5)	1,263	—	27	—	—	1,290	1,290
Total	1,502	—	29	—	—	1,531	1,531

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million.
(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time.

The carrying value and fair value of financial instruments by categories as of March 31, 2018 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,041	—	—	—	—	3,041	3,041
Investments (Refer Note 2.2)
Liquid mutual funds	—	—	12	—	—	12	12
Fixed maturity plan securities	—	—	66	—	—	66	66
Quoted debt securities	291	—	—	—	610	901	940(1)
Certificates of deposit	—	—	—	—	808	808	808
Commercial Paper	—	—	—	—	45	45	45
Unquoted equity and preference securities:	—	—	—	21	—	21	21
Unquoted investments others	—	—	10	—	—	10	10
Unquoted convertible promissory note:	—	—	2	—	—	2	2
Trade receivables	2,016	—	—	—	—	2,016	2,016
Unbilled revenues	654	—	—	—	—	654	654
Prepayments and other assets (Refer to Note 2.4)	456	—	—	—	—	456	443(2)
Derivative financial instruments	—	—	—	—	2	2	2
Total	6,458	—	90	21	1,465	8,034	8,060
Liabilities:
Trade payables	107	—	—	—	—	107	107
Derivative financial instruments	—	—	6	—	—	6	6
Other liabilities including contingent consideration (Refer note 2.5)	836	—	8	—	—	844	844
Total	943	—	14	—	—	957	957

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $13 million.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2019:

(Dollars in millions)
	As of March 31, 2019	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	258	258	—	—
Investments in fixed maturity plan securities (Refer Note 2.2)	66	—	66	—
Investments in quoted debt securities (Refer to Note 2.2)	884	630	254	—
Investments in certificate of deposit (Refer Note 2.2)	358	—	358	—
Investments in commercial paper (Refer Note 2.2)	72	—	72	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	18	—	—	18
Investment in unquoted investments others (Refer Note 2.2)	2	—	—	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	48	—	48	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	—	2	—
Liability towards contingent consideration (Refer note 2.5)*	27	—	—	27

*	Discount rate pertaining to contingent consideration ranges from 9% to 16%..

During fiscal 2019, quoted debt securities of $108 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $49 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

Fair value hierarchy of assets and liabilities as of March 31, 2018:

(Dollars in millions)
Particulars	As of March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	12	12	—	—
Investments in fixed maturity plan securities (Refer Note 2.2)	66	—	66	—
Investments in quoted debt securities (Refer to Note 2.2)	940	701	239	—
Investments in certificate of deposit (Refer Note 2.2)	808	—	808	—
Investments in commercial paper (Refer Note 2.2)	45	—	45	—
Investments in unqouted equity and preference securities (Refer to Note 2.2)	21	—	—	21
Investment in unquoted investments others (Refer Note 2.2)	10	—	—	10
Investments in unqouted convertible promissory note (Refer to Note 2.2)	2	—	—	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	2	—	2	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	6	—	6	—
Liability towards contingent consideration (Refer note 2.5)*	8	—	—	8

*	Discounted contingent consideration at 10%.

During fiscal 2018, quoted debt securities of $130 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $276 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Interest income on financial assets carried at amortized cost	201	260	352
Interest income on financial assets fair valued through other comprehensive income	92	106	28
Dividend income on investments carried at fair value through profit or loss	—	1	4
Gain / (loss) on investments carried at fair value through profit or loss	24	39	18
	317	406	402

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

The following table analyzes foreign currency risk from monetary assets and liabilities as of March 31, 2019:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	237	38	16	31	161	483
Trade receivables	1,438	267	148	76	140	2,069
Unbilled revenues	540	111	36	40	63	790
Other assets	66	15	5	5	45	136
Trade payables	(102)	(19)	(20)	(12)	(15)	(168)
Employee benefit obligations	(98)	(15)	(3)	(30)	(24)	(170)
Other liabilities	(509)	(66)	(28)	(25)	(86)	(714)
Net assets / (liabilities)	1,572	331	154	85	284	2,426

The following table analyzes foreign currency risk from monetary assets and liabilities as of March 31, 2018:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	197	33	23	54	183	490
Trade receivables	1,276	269	129	121	120	1,915
Unbilled revenues	356	98	46	24	57	581
Other assets	49	4	4	2	15	74
Trade payables	(42)	(12)	(17)	(5)	(9)	(85)
Employee benefit obligations	(88)	(13)	(4)	(28)	(20)	(153)
Other liabilities	(263)	(50)	(29)	(14)	(72)	(428)
Net assets / (liabilities)	1,485	329	152	154	274	2,394

For the years ended March 31, 2019, 2018 and 2017, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.47%, 0.50% and 0.50%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)
	As of
	March 31, 2019	March 31, 2018
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	60
In Euro	135	100
In United Kingdom Pound Sterling	25	20
Other derivatives
Forward contracts
In Australian dollars	8	5
In Canadian dollars	13	20
In Euro	176	91
In Japanese Yen	550	550
In New Zealand dollars	16	16
In Norwegian Krone	40	40
In Singapore dollars	140	5
In South African Rand	—	25
In Swedish Krona	50	50
In Swiss Franc	25	21
In U.S. Dollars	955	623
In United Kingdom Pound Sterling	80	51
Option contracts
In Australian dollars	10	20
In Canadian dollars	13	—
In Euro	60	45
In Swiss Franc	5	5
In U.S. Dollars	433	320
In United Kingdom Pound Sterling	10	25

The Group recognized a net gain of $35 million, less than $1 million and $89 million on derivative financial instruments not designated as cash flow hedges for fiscal 2019, 2018 and 2017, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Not later than one month	640	434
Later than one month and not later than three months	1,001	701
Later than three months and not later than one year	591	378
	2,232	1,513

During fiscal 2019 and 2018, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2019 are expected to occur and reclassified to statement of comprehensive income within 3 months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2019	Year ended March 31, 2018
Gain / (Loss)
Balance at the beginning of the period	—	6
Gain / (Loss) recognized in other comprehensive income during the period	17	(14)
Amount reclassified to profit or loss during the period	(13)	6
Tax impact on above	(1)	2
Balance at the end of the period	3	—

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of		As of
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	48	(2)	3	(7)
Amount set off	—	—	(1)	1
Net amount presented in balance sheet	48	(2)	2	(6)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,144 million and $2,016 million as of March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to $777 million and $654 million as of March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

	(In %)
	Year ended March 31,
	2019	2018	2017
Revenue from top customer	3.6	3.4	3.4
Revenue from top ten customers	19.0	19.3	21.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances was $34 million, $5 million and $20 million for fiscal 2019, 2018 and 2017, respectively.

Movement in credit loss allowance

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Balance at the beginning	69	63	44
Translation differences	(2)	2	(1)
Impairment loss recognized/(reversed)	34	5	20
Write offs	(10)	(1)	—
Balance at the end	91	69	63

The Group’s credit period generally ranges from 30-60 days.

Credit exposure

(Dollars in millions )
	As of
	March 31, 2019	March 31, 2018
Trade receivables	2,144	2,016
Unbilled revenues	777	654

Days Sales Outstanding (DSO) as of March 31, 2019 and March 31, 2018 was 66 days and 67 days respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non-convertible debentures, certificates of deposit, commercial papers and government securities.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2019, the Group had a working capital of $4,951 million including cash and cash equivalents of $2,829 million and current investments of $958 million. As of March 31, 2018, the Group had a working capital of $5,243 million including cash and cash equivalents of $3,041 million and current investments of $982 million.

As of March 31, 2019 and March 31, 2018, the outstanding employee benefit obligations were $240 million and $225 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the Company’s buyback program initiated in March 2019, the maximum buyback size is `8,260 crore (approximately $1,184 million). The company has bought back shares amounting to `813 crore (approximately $118 million) (including transaction costs) till March 31, 2019. (Refer to note 2.13)

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2019:

				(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	239	—	—	—	239
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	1,260	2	1	—	1,263
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	17	12	—	5	34

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2018:

				(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	107	—	—	—	107
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	836	—	—	—	836
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	6	1	1	—	8

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Current
Rental deposits	2	2
Security deposits	1	1
Loans to employees	35	37
Prepaid expenses (1)	108	72
Interest accrued and not due	131	117
Withholding taxes and others(1)	215	158
Advance payments to vendors for supply of goods (1)	16	18
Deposit with corporation	242	236
Escrow and other deposits pertaining to buyback (Refer to Note No 2.13)	37	—
Deferred contract cost (1)	8	7
Other assets	32	14
	827	662
Non-current
Loans to employees	3	6
Security deposits	8	8
Deposits with corporation	10	9
Prepaid gratuity (Refer note 2.12.1) (1)	6	7
Prepaid expenses (1)	23	17
Deferred contract cost (1)	40	40
Advance towards purchase of business(1) (Refer to Note No 2.9)	30	—
Withholding taxes and others (1)	134	219
Rental deposits	28	26
	282	332
	1109	994
Financial assets in prepayments and other assets	529	456

(1)	Non-financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $76 million which are pending adjudication. The Group expects these amount to be sustainable on adjudication and recoverable on final resolution.

Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Current
Accrued compensation to employees	372	385
Accrued expenses	480	376
Withholding taxes and others (1)	215	190
Retention money	16	20
Liabilities of controlled trusts	24	21
Liability towards contingent consideration (Refer note 2.9)	14	6
Financial liability on account of buyback(2)	174	—
Deferred rent (1)	9	4
Capital creditors	98	24
Others	96	10
	1,498	1,036
Non-current
Liability towards contingent consideration (Refer note 2.9)	13	2
Accrued compensation to employees	3	—
Accrued gratuity (Refer note 2.12.1) (1)	4	4
Deferred income - government grant on land use rights (1)	6	7
Deferred income (1)	4	5
Deferred rent (1)	25	24
	55	42
	1,553	1,078
Financial liabilities included in other liabilities	1,290	844
Financial liability towards contingent consideration on undiscounted basis (Refer note 2.9)	34	8

(1)	Non-financial liabilities
(2)

In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability of $174 million for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.13). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions

Accounting policy

a.	Provisions

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

b.	Post sales client support

The Group provides its clients with a fixed-period post-sales support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

c.	Onerous contracts

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

Provisions comprise the following:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Provision for post sales client support and other provisions	83	75
	83	75

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2019
Balance at the beginning	75
Translation differences	—
Provision recognized / (reversed)	24
Provision utilized	(16)
Balance at the end	83

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2019 and March 31, 2018, claims against the Group, not acknowledged as debts, net of amounts paid (excluding demands from income tax authorities- Refer to Note 2.17) amounted to $33 million (₹230 crore) and $40 million (₹260 crore), respectively.

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

Buildings	22 - 25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term
(1)	Includes solar plant with a useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the net profit in the statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for fiscal 2019:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	8	132	98	173	58	1	470
Additions- Business Combinations (Refer note 2.9)	—	—	1	4	2	—	7
Deletions	(7)	(17)	(15)	(35)	(9)	—	(83)
Reclassified from assets held for sale (refer note 2.9)	—	—	—	6	4	—	10
Translation difference	(17)	(71)	(30)	(42)	(17)	(1)	(178)
Gross carrying value as of March 31, 2019	276	1,291	572	855	323	5	3,322
Accumulated depreciation as of April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	(1)	(45)	(62)	(109)	(37)	(1)	(255)
Accumulated depreciation on deletions	—	15	12	23	6	—	56
Reclassified from assets held for sale (refer note 2.9)	—	—	—	(4)	(3)	—	(7)
Translation difference	1	24	19	31	12	1	88
Accumulated depreciation as of March 31, 2019	(5)	(423)	(390)	(616)	(225)	(3)	(1,662)
Capital work-in-progress as of March 31, 2019							271
Carrying value as of March 31, 2019	271	868	182	239	98	2	1,931
Capital work-in-progress as of April 1, 2018							311
Carrying value as of April 1, 2018	287	830	159	192	82	2	1,863

Following are the changes in the carrying value of property, plant and equipment for fiscal 2018:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2017	272	1,123	466	700	261	5	2,827
Additions	21	122	56	73	29	1	302
Deletions	—	—	(3)	(17)	(3)	(1)	(24)
Reclassified under held for sale (refer note 2.9)	—	—	—	(6)	(4)	—	(10)
Translation difference	(1)	2	(1)	(1)	2	—	1
Gross carrying value as of March 31, 2018	292	1,247	518	749	285	5	3,096
Accumulated depreciation as of April 1, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Depreciation	(1)	(43)	(62)	(107)	(40)	(1)	(254)
Accumulated depreciation on deletions	—	—	2	17	3	1	23
Reclassified under held for sale (refer note 2.9)	—	—	—	4	3	—	7
Translation difference	—	2	2	—	(1)	—	3
Accumulated depreciation as of March 31, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Capital work-in-progress as of March 31, 2018							311
Carrying value as of March 31, 2018	287	830	159	192	82	2	1,863
Capital work-in-progress as of April 1, 2017							303
Carrying value as of April 1, 2017	268	747	165	229	93	2	1,807

Following are the changes in the carrying value of property, plant and equipment for fiscal 2017:

						(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	244	955	392	615	218	4	2,428
Additions	22	147	73	120	57	1	420
Deletions	—	—	(8)	(47)	(17)	(1)	(73)
Translation difference	6	21	9	12	3	1	52
Gross carrying value as of March 31, 2017	272	1,123	466	700	261	5	2,827
Accumulated depreciation as of April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(35)	(57)	(101)	(31)	(1)	(226)
Accumulated depreciation on deletions	—	—	5	34	14	1	54
Translation difference	—	(9)	(6)	(9)	(2)	—	(26)
Accumulated depreciation as of March 31, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Capital work-in-progress as of March 31, 2017							303
Carrying value as of March 31, 2017	268	747	165	229	93	2	1,807
Capital work-in-progress as of April 1, 2016							286
Carrying value as of April 1, 2016	241	623	149	220	69	1	1,589

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $83 million and $98 million as of March 31, 2019 and March 31, 2018, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $249 million and $223 million as of March 31, 2019 and March 31, 2018, respectively.

2.8 Goodwill and intangible assets

2.8.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, a gain is recognized immediately in the net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

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

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Carrying value at the beginning	339	563
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	—	5
Goodwill on Wongdoody acquisition (Refer to note 2.9)	25	—
Goodwill on Fluido acquisition (Refer to note 2.9)	32	—
Goodwill reclassified (to)/from assets held for sale, net of reduction (Refer note no 2.9)	138	(247)
Translation differences	(22)	18
Carrying value at the end	512	339

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Chief Operating Decision Maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments (Refer Note 2.20). Accordingly, the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019

(Dollars in millions)
As of March 31,
Segments	2019
Financial services	108
Retail	63
Communication	56
Energy, utilities, Resources and Services	54
Manufacturing	34
315
Operating segments without significant goodwill	61
Total	376

Consequent to reclassification from held for sale (refer note no. 2.9) the goodwill pertaining to Kallidus and Skava (together called as Skava) and Panaya acquisitions are tested for impairment at the respective entity Level which amounts to $136 million as of March 31, 2019.

The following table presents the allocation of goodwill to operating segments (prior to reorganization) as at March 31, 2018:

(Dollars in millions)
As of March 31,
Segments	2018
Financial services	73
Manufacturing	39
Retail, Consumer packaged goods and Logistics	48
Life Sciences, Healthcare and Insurance	68
Energy & utilities, Communication and Services	72
300
Operating segments without significant goodwill	39
Total	339

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount.

The key assumptions used for the calculations are as follows:

(in %)
	March 31, 2019	March 31, 2018
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	12.5	13.5

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

If such assets are considered to be impaired, the impairment to be recognized in the net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for fiscal 2019:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2018	68	3	11	4	4	90
Additions during the period	—	1	—	—	—	1
Acquisition through business combination (Refer note no. 2.9)	47	—	—	5	9	61
Reclassified under assets held for sale (Refer note no. 2.9)	24	60	—	6	—	90
Translation differences	(3)	—	(1)	(1)	(1)	(6)
Gross carrying value as of March 31, 2019	136	64	10	14	12	236
Accumulated amortization as of April 1, 2018	(44)	(3)	(1)	(2)	(2)	(52)
Amortization expense	(16)	(13)	—	(1)	(2)	(32)
Reduction in value (Refer note no. 2.9)	(13)	—	—	—	—	(13)
Reclassified under assets held for sale (Refer note no. 2.9)	(9)	(28)	—	(3)	—	(40)
Translation differences	1	—	—	—	—	1
Accumulated amortization as of March 31, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Carrying value as of March 31, 2019	55	20	9	8	8	100
Carrying value as of April 1, 2018	24	—	10	2	2	38
Estimated Useful Life (in years)	1-10	3-8	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	42	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for fiscal 2018:

					(Dollars in millions)
	Customer related	Software related	Sub- contracting right related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2017	116	62	3	10	14	10	215
Addition through business combination (refer note no. 2.9)	2	—	—	—	—	—	2
Deletion/ retirals	(27)	—	(3)	—	(4)	(5)	(39)
Reclassified under assets held for sale (Refer note no. 2.9)	(24)	(60)	—	—	(6)	—	(90)
Translation differences	1	1	—	1	—	(1)	2
Gross carrying value as of March 31, 2018	68	3	—	11	4	4	90
Accumulated amortization as of April 1, 2017	(59)	(19)	(3)	(1)	(7)	(6)	(95)
Amortization expense	(20)	(12)	—	—	(2)	(1)	(35)
Deletion/ retirals	27	—	3	—	4	5	39
Reclassified under assets held for sale (Refer note no. 2.9)	9	28	—	—	3	—	40
Translation differences	(1)	—	—	—	—	—	(1)
Accumulated amortization as of March 31, 2018	(44)	(3)	—	(1)	(2)	(2)	(52)
Carrying value as of March 31, 2018	24	—	—	10	2	2	38
Carrying value as of April 1, 2017	57	43	—	9	7	4	120
Estimated Useful Life (in years)	2-10	—	—	50	5	5
Estimated Remaining Useful Life (in years)	1-5	—	—	43	3	3

Following are the changes in the carrying value of acquired intangible assets for fiscal 2017:

					(Dollars in millions)
	Customer related	Software related	Sub- contracting right related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2016	117	62	3	11	14	10	217
Translation differences	(1)	—	—	(1)	—	—	(2)
Gross carrying value as of March 31, 2017	116	62	3	10	14	10	215
Accumulated amortization as of April 1, 2016	(46)	(9)	(3)	(1)	(5)	(4)	(68)
Amortization expense	(14)	(9)	—	—	(2)	(3)	(28)
Translation differences	1	(1)	—	—	—	1	1
Accumulated amortization as of March 31, 2017	(59)	(19)	(3)	(1)	(7)	(6)	(95)
Carrying value as of March 31, 2017	57	43	—	9	7	4	120
Carrying value as of April 1, 2016	71	53	—	10	9	6	149
Estimated Useful Life (in years)	3-10	5-8	—	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	—	44	1 -8	1-4

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of comprehensive income.

During fiscal 2017, the management based on an internal evaluation reassessed the remaining useful life of certain software technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years has been revised to 3 years. Amortization expense for fiscal 2017 is higher by $3 million due to the revision.

The aggregate amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for the years ended March 31, 2019, 2018 and 2017 were $110 million, $116 million and $118 million, respectively.

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

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited:

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was completed by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is $2 million for each of March 31, 2018 and March 31,2019.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

			(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	—	—	—
Intangible assets – customer relationships	—	2	2
Deferred tax liabilities on intangible assets	—	—	—
	—	2	2
Goodwill			5
Total purchase price			7

*	Includes cash and cash equivalents acquired of less than $1 million

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is less than $1 million and the amounts have been substantially collected.

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash Paid	4
Fair value of contingent consideration	3
Total purchase price	7

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2018

Wongdoody Holding Company Inc.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency.  The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a  cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of  up to $9 million, referred to as retention bonus, payable to the certain employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	5	—	5
Intangible assets – customer contracts and relationships	—	20	20
Intangible assets – Trade name	—	1	1
	5	21	26
Goodwill			25
Total purchase price			51

*	Includes cash and cash equivalents acquired of $8 million.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash Consideration	38
Fair value of contingent consideration	13
Total purchase price	51

The gross amount of trade receivables acquired and its fair value is $2 million and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2019 is $17 million.

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

Infosys Compaz Pte Limited (formerly known as Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based  IT services company. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on acquisition date), which includes a  cash consideration of SGD 10 million (approximately $8 million on acquisition date), contingent consideration of up to SGD 7 million (approximately $5 million on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	13	—	13
Intangible assets – customer contracts and relationships	—	6	6
Deferred tax liabilities on intangible assets	—	(1)	(1)
	13	5	18
Less: Non-controlling interests			(7)
Total purchase price			11

*	Includes cash and cash equivalents acquired of $ 9 million.

The fair value of each major class of consideration as at the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash Consideration	8
Fair value of contingent consideration	3
Total purchase price	11

The gross amount of trade receivables acquired and its fair value is $7 million and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is $5 million (SGD 7 million).

The transaction costs of less than  $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of upto Euro 12 million (approximately $ 14 million) and retention payouts of upto Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	2	—	2
Intangible assets – customer contracts and relationships	—	21	21
Intangible assets – Salesforce Relationships	—	8	8
Intangible assets – Brand	—	4	4
Deferred tax liabilities on intangible assets	—	(7)	(7)
	2	26	28
Goodwill			32
Total purchase price			60

*	Includes cash and cash equivalents acquired of $ 4 million.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in $ million)
Component	Consideration settled
Cash consideration	52
Fair value of contingent consideration	8
Total purchase price	60

The gross amount of trade receivables acquired and its fair value is $4 million and the amount is fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2019 was EUR 8 million ($9 million).

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the voting interests in Hitachi Procurement Service Co., Ltd.,(HIPUS), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately $30 million) after fulfilment of closing conditions. The company paid an advance of JPY 3.29 billion (approximately $30 million) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group. The name of Hitachi Procurement Services Co., Ltd has been changed to HIPUS Co., Ltd with effect from April 1, 2019.

As of June 19, 2019 the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total consideration of upto Euro 154 Million (approximately $171 Million). As of June 19, 2019 the Company is in the process of finalizing the accounting for acquisition of Stater, including allocation of purchase consideration to identifiable assets and liabilities.

b. Disposal group held for sale
Accounting policy

Non-current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

During the three months ended March 2018, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya has been recognized in the consolidated statement of comprehensive income for fiscal 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for fiscal ended and as at March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for fiscal 2019.

2.10 Revenue from operations

Accounting policy

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 2.10 "Revenue from operations" in the Company’s 2018 Annual Report on Form 20-F for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as unbilled revenue while invoicing  in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach.   Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

Revenues for fiscal 2019, 2018 and 2017 are as follows:

(Dollars in millions)
	Year ended March 31,
Particulars	2019	2018	2017
Revenue from software services	11,184	10,371	9,669
Revenue from products and platforms	615	568	539
	11,799	10,939	10,208

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2019	(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography
North America	2,290	1,255	796	838	619	844	438	61	7,141
Europe	698	548	271	507	499	15	287	22	2,847
India	172	3	8	—	12	20	2	75	292
Rest of the world	618	129	413	138	33	3	16	169	1,519
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

Revenue by offerings
Services
Digital	1,076	630	491	427	327	285	156	44	3,436
Core	2,293	1,255	971	1,026	805	584	539	275	7,748
Subtotal	3,369	1,885	1,462	1,453	1,132	869	695	319	11,184
Products and platforms
Digital	104	43	25	10	20	12	29	6	249
Core	305	7	1	20	11	1	19	2	366
Subtotal	409	50	26	30	31	13	48	8	615
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Digital	1,180	673	516	437	347	297	185	50	3,685
Core	2,598	1,262	972	1,046	816	585	558	277	8,114

Revenues by contract type
Fixed Price	1,655	1,223	903	861	596	450	347	162	6,197
Time & Materials	2,123	712	585	622	567	432	396	165	5,602
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other Public Service enterprises

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time.  Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset  for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method.  Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts (contract assets) is classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statements of financial position.

During fiscal 2019 , the company recognized revenue of $319 million arising from opening unearned revenue as of April 1, 2018.

As of March 31, 2019, unbilled revenue for fixed price development contracts amounted to $474 million.

Out of the unbilled revenues pertaining to fixed price development contracts amounting to $431 million as at April 01, 2018, $383 million has been reclassified to trade receivables upon billing to customers on completion of milestone during fiscal 2019.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2019, other than those meeting the exclusion criteria mentioned above, is $ 7,414 million. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile IAS 18 - Revenue instead of IFRS 15- Revenue from contract with customers on the financials results of the Group for the year ended and as at March 31, 2019 is insignificant. On account of adoption of  IFRS 15, unbilled revenues of $474 million as of March 31, 2019 has been considered as non-financial asset.

2.11 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Employee benefit costs	6,468	6,034	5,612
Depreciation and amortization charges (Refer to Note 2.7 and 2.8)	287	289	254
Travelling costs	348	310	333
Cost of technical sub-contractors	860	666	571
Cost of software packages for own use	133	138	118
Third party items bought for service delivery to clients	231	152	120
Operating lease payments (Refer to Note 2.15)	83	82	73
Consultancy and professional charges	189	162	114
Communication costs	67	76	82
Repairs and maintenance	188	174	191
Rates and Taxes	27	25	22
Provision for post-sales client support	—	22	12
Power and fuel	32	32	34
Commission to non-whole time directors	1	1	2
Branding and marketing expenses	69	47	51
Impairment loss recognized/(reversed) under expected credit loss model	35	11	21
Insurance charges	10	9	8
Contribution towards Corporate Social Responsibility	38	24	34
Others	37	26	36
Total cost of sales, selling and marketing expenses and administrative expenses	9,103	8,280	7,688

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

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

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

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group’s financial statements as of March 31, 2019 and March 31, 2018:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	184	172
Service cost	23	23
Interest expense	12	11
Remeasurements - Actuarial losses / (gains)	5	(9)
Transfer	—	4
Benefits paid	(18)	(17)
Translation differences	(11)	—
Benefit obligations at the end	195	184
Change in plan assets
Fair value of plan assets at the beginning	187	184
Interest Income	13	12
Remeasurements – Returns on plan assets excluding amounts included in interest income	1	2
Contributions	25	5
Benefits paid	(18)	(17)
Translation differences	(11)	1
Fair value of plan assets at the end	197	187
Funded status	2	3
Prepaid gratuity benefit	6	7
Accrued gratuity	(4)	(4)

Net gratuity cost for fiscal 2019, 2018 and 2017 comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Service cost	23	23	19
Net interest on the net defined benefit liability / asset	(1)	(1)	(2)
Net gratuity cost	22	22	17

Amount for fiscal 2019, 2018 and 2017 recognized in statement of other comprehensive income:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	5	(9)	10
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(1)	(2)	(2)
Total	4	(11)	8

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
(Gain) / loss from change in demographic assumptions	—	—	—
(Gain) / loss from change in financial assumptions	4	(6)	8
(Gain) / loss from change in experience adjustments	1	(3)	2
	5	(9)	10

The gratuity cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Cost of sales	20	20	15
Selling and marketing expenses	1	1	1
Administrative expenses	1	1	1
	22	22	17

The weighted-average assumptions used to determine benefit obligations as of March 31, 2019 and March 31, 2018 are set out below:

	As of
	March 31, 2019	March 31, 2018
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	5.9 years	6.1 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2019, 2018 and 2017 are set out below:

	Year ended March 31,
	2019	2018	2017
Discount rate for the year	7.5%	6.9%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

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

Gratuity is applicable majorly to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

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

Actual return on assets for fiscal 2019, 2018 and 2017 was $14 million, $14 million and $14 million, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(Dollars in millions)
Impact from one percentage point increase / decrease in	As at March 31, 2019
Discount rate	10
Weighted average rate of increase in compensation levels	8

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $23 million to the gratuity trusts during fiscal 2020.

Maturity profile of defined benefit obligation:

(Dollars in millions)
Within 1 year	29
1 - 2 year	30
2 - 3 year	31
3 - 4 year	32
4 - 5 year	34
5 - 10 years	168

2.12.2 Superannuation

The Group contributed $31 million, $27 million and $25 million to the superannuation plan during fiscal 2019, 2018 and 2017, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Cost of sales	28	24	22
Selling and marketing expenses	2	2	2
Administrative expenses	1	1	1
	31	27	25

2.12.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of the benefit obligation is given below:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Benefit obligation at the period end	866	792
Net liability recognized in Balance Sheet	—	—

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2019	March 31, 2018
Government of India (GOI) bond yield	7.1%	7.5%
Remaining term to maturity of portfolio	5.47 years	5.9 years
Expected guaranteed interest rate
First year	8.65%	8.55%
Thereafter	8.60%	8.55%

The Group contributed $78 million, $75 million and $69 million to the provident fund during fiscal 2019, 2018 and 2017, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Cost of sales	69	67	61
Selling and marketing expenses	6	5	5
Administrative expenses	3	3	3
	78	75	69

2.12.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Salaries and bonus (1)	6,338	5,910	5,501
Defined contribution plans	44	40	37
Defined benefit plans	86	84	74
	6,468	6,034	5,612

(1)	Includes stock compensation expense of $29 million, $13 million and $17 million for fiscal 2019, 2018 and 2017 respectively. (Refer to Note 2.16)

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Cost of sales	5,780	5,379	4,987
Selling and marketing expenses	462	425	405
Administrative expenses	226	230	220
	6,468	6,034	5,612

2.13 Equity

Accounting policy

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

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares of 10,486,661) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The company allotted 1,148,472,332 fully paid-up shares (not adjusted for September 2018 bonus issue) of face value ₹5/- each during the three months ended June 30, 2015 pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

20,324,982 and 10,801,956 shares (not adjusted for September 2018 bonus issue) were held by controlled trust, as of March 31, 2019 and March 31, 2018, respectively.

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

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

Capital Allocation Policy

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following:

(a) A special dividend of `4/- per equity share (approximately $0.06 per share);

(b) Buyback of Equity Shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (Maximum Buyback Size) at a price not exceeding ₹800/- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot.

After the execution of the above, along with the special dividend of ₹5/- per share (approximately $0.08 per share) already paid in June 2018, the Company would complete the distribution of ₹13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of ₹800/- per share and the Maximum buyback size of ₹8,260 crore, the indicative maximum number of Equity shares bought back would be 103,250,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves as defined under Companies Act 2013. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During fiscal 2019, 12,652,000 equity shares were purchased from the stock exchange which includes 1,818,000 shares which have been purchased but not extinguished as of March 31, 2019 and 3,636,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during fiscal 2019 , the Company has created ‘Capital Redemption Reserve’ of $1 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Subsequent to March 31, 2019, the Company has bought back 57,600,000 equity shares from the Indian stock exchanges.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017.  The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the “Tender offer” route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Indian Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve for fiscal 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

Bonus issue

The Company has allotted 2,184,191,490  fully paid up equity shares (including treasury shares of 10,486,661) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares allotted ranks pari passu in all respects and carry the same rights as the existing equity shareholders and are entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

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

The following table provides details of per share dividend recognized during fiscal 2019, 2018 and 2017:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Dividend per Equity Share (₹)(2)
Interim dividend(3)	7.00	6.50	5.50
Final dividend(4)	10.25	7.38	7.13
Special dividend(5)	9.00	—	—
Dividend per Equity Share/ADS ($) (1)(2)
Interim dividend(3)	0.10	0.10	0.09
Final dividend(4)	0.16	0.12	0.11
Special dividend(5)	0.14	—	—

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Adjusted for September 2018 bonus share issue, wherever applicable.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year
(5)

Represents special dividend of ₹5/- per share (approximately $0.08 per share) declared in fiscal 2018 and special dividend of  `4/- per equity share (approximately $0.06 per share) declared in fiscal 2019.

During fiscal 2019, on account of the final dividend for fiscal 2018, special dividend declared in fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019, the Company has incurred a net cash outflow of $1,956 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of ₹10.50/- per equity share (approximately $0.15 per equity share) for fiscal 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately $780 million, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of `10.50/- per equity share (approximately $0.15 per equity share) and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company till the book closure date i.e June 15, 2019.

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

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

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

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the entities of the group from functional currency to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to the net profit in the statement of comprehensive income. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Interest income on financial assets carried at amortized cost	201	260	352
Interest income on financial assets fair valued through other comprehensive income	92	106	28
Dividend income on investments carried at fair value through profit or loss	—	1	4
Gain / (loss) on investments carried at fair value through profit or loss	24	39	18
Exchange gains / (losses) on forward and options contracts	27	—	89
Exchange gains / (losses) on translation of other assets and liabilities	18	36	(54)
Others	49	71	22
	411	513	459

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

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $83 million, $82 million and $73 million for fiscal 2019, 2018 and 2017, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Within one year of the balance sheet date	90	70
Due in a period between one year and five years	259	213
Due after five years	128	134

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

2015 Stock Incentive Compensation Plan (formerly 2011 RSU Plan) (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue

Controlled trust holds 20,324,982 and 10,801,956 shares (not adjusted for September, 2018 bonus issue)  as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan, out of which 200,000 and 100,000  (not adjusted for September, 2018 bonus issue)  equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants made during fiscal 2019, 2018 and 2017 under the 2015 Plan:

Particulars	Fiscal 2019	Fiscal 2018	Fiscal 2017
RSU and ESOP
Salil Parekh, CEO and MD - Refer Note 1 below	260,130	226,048	—
U.B. Pravin Rao, COO and WTD- Refer Note 2 below	68,250	140,500	—
Dr.Vishal Sikka*	—	1,201,498	241,400
Other KMP**	368,100	631,100	1,497,600
Employees other than KMP	3,644,220	3,345,220	6,422,080
	4,340,700	5,544,366	8,161,080

Incentive units- cash settled
Other employees	74,090	100,080	224,420
	74,090	100,080	224,420

Total grants	4,414,790	5,644,446	8,385,500

Information in the table above is adjusted for September 2018 bonus issue, wherever applicable.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited
**	Refer note 2.19 for details on appointment and resignation of KMPs

Note:

1.	Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan and as per the terms of his employment agreement:

a) an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.5 million) which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore (approximately $1.5 million) which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c) annual grant of performance based RSUs of fair value ₹13 crore (approximately $2 million) which will vest after completion of three years, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 169,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

2. On the recommendation of the nomination and remuneration committee, in accordance with the terms of the employment agreement, under the 2015 Plan, the Board approved grant of 68,250 RSUs to U.B. Pravin Rao, based on his performance in fiscal 2018. The grants were made effective February 1, 2019.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units outstanding (net of forfeitures) were 1,77,454 and 223,514 (adjusted for September 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Granted to:
KMP (1)	5	(2)	5
Employees other than KMP	24	15	12
Total	29	13	17
Cash settled stock compensation expense included in the above	1	1	—

(1)	Included a reversal of stock compensation cost of $5 million for fiscal 2018, towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

The carrying value of liability towards cash settled share based payments was $1 million each respectively as at March 31, 2019 and March 31, 2018.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transaction during fiscal 2019 is set out below:

	Year ended March 31, 2019
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	7,500,818	0.04
Granted	4,340,700	0.05
Exercised	1,864,510	0.04
Forfeited and expired	795,810	0.04
Outstanding at the end	9,181,198	0.05
Exercisable at the end	235,256	0.04
2015 Plan-ESOP
Outstanding at the beginning	1,933,826	7.62
Granted	—	—
Exercised	117,350	7.35
Forfeited and expired	193,300	7.43
Outstanding at the end	1,623,176	7.46
Exercisable at the end	698,500	7.46

Information in the above table is adjusted for September 2018 bonus issue, wherever applicable.

The activity in the 2015 Plan for equity-settled share based payment transaction during fiscal 2018 is set out below:

	Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	5,922,746	0.04
Granted	4,561,216	0.04
Exercised	1,296,434	0.04
Forfeited and expired	1,686,710	0.04
Outstanding at the end	7,500,818	0.04
Exercisable at the end	48,410	0.04
2015 Plan-ESOP
Outstanding at the beginning	2,395,300	7.63
Granted	983,150	7.31
Exercised	104,824	7.63
Forfeited and expired	1,339,800	7.42
Outstanding at the end	1,933,826	7.62
Exercisable at the end	393,824	7.63

Information in the above table is adjusted for September 2018 bonus issue.

The activity in the 2015 Plan for equity-settled share based payment transaction during fiscal 2017 is set out below:

	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	443,010	0.04
Granted	5,749,380	0.04
Forfeited and expired	201,520	0.04
Exercised	68,124	—
Outstanding at the end	5,922,746	0.04
Exercisable at the end	—	—
2015 Plan-ESOP
Outstanding at the beginning	—	—
Granted	2,411,700	7.63
Forfeited and expired	16,400	7.63
Exercised	—	—
Outstanding at the end	2,395,300	7.63
Exercisable at the end	—	—

Information in the above table is adjusted for September 2018 bonus issue.

During fiscal 2019, 2018 and 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $10.01, $7.74 and $8.05 (adjusted for September 2018 bonus issue), respectively

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2019:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan: ADS and IES
0 - 0.07 (RSU)	9,181,198	1.70	0.05
6 - 8 (ESOP)	1,623,176	5.04	7.46
	10,804,374	2.20	1.16

Information in the above table is adjusted for September 2018 bonus issue, wherever applicable.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.04 (RSU)	7,500,818	1.89	0.04
6 - 8 (ESOP)	1,933,826	6.60	7.62
	9,434,644	2.57	1.59

Information in the above table is adjusted for September 2018 bonus issue.

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

	For options granted in
Particulars	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS- RSU
Weighted average share price (₹) / ($- ADS)*	696	10.77
Exercise price (₹)/ ($- ADS)*	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date (₹) / ($- ADS)*	648	10.03

	For options granted in
Particulars	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price (₹) / ($- ADS)*	572	461	8.31	7.32
Exercise price (₹)/ ($- ADS)*	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)*	533	127	7.74	1.47

	For options granted in
Particulars	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price (₹) / ($- ADS)*	534	494.5	7.89	7.63
Exercise price (₹)/ ($- ADS)*	2.50	499	0.035	7.63
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1-4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6-7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)*	501	142.5	7.42	1.73

*	Adjusted for September 2018 bonus issue

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

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Current taxes
Domestic taxes	600	721	616
Foreign taxes	217	(12)	226
	817	709	842
Deferred taxes
Domestic taxes	3	(80)	(1)
Foreign taxes	(17)	28	(7)
	(14)	(52)	(8)
Income tax expense	803	657	834

During fiscal 2019, the Company entered into Advance Pricing Agreement (APA) in an overseas jurisdictions resulting in a reversal of income tax expense of $7 million which pertained to prior periods.

In December 2017, the Company concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service (“IRS”) for the US branch covering fiscal years 2011 to 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company reversed income tax expense provision of $225 million which pertained to previous periods which are no longer required. This comprises of reduction in current tax expense of $253 million, offset by a reversal of $21 million on account of deferred tax assets pertaining to the temporary differences which are no longer required and an increase in deferred tax liability of $7 million pertaining to Branch profit tax on account of conclusion of APA. The Company had to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company paid $215 million till March 31, 2019.

Additionally, income tax expense for fiscal 2019, 2018 and 2017 includes reversals (net of provisions) of $18 million, $45 million and $23 million, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During fiscal 2018, the US tax reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Profit before income taxes	3,003	3,143	2,974
Enacted tax rates in India	34.94%	34.61%	34.61%
Computed expected tax expense	1,049	1,088	1,029
Tax effect due to non-taxable income for Indian tax purposes	(386)	(321)	(295)
Overseas taxes	102	109	112
Tax provision (reversals)	(25)	(253)	(23)
Effect of differential overseas tax rates	—	8	10
Effect of exempt non-operating income	(8)	(10)	(10)
Effect of unrecognized deferred tax assets	13	29	14
Effect of non-deductible expenses	50	9	4
Branch profit tax (net of credits)	4	(32)	—
Subsidiary dividend distribution tax	—	27	—
Others	4	3	(7)
Income tax expense	803	657	834

The increase in the corporate statutory tax rate to 34.94% in fiscal 2019 from 34.61% in fiscal 2018 and 2017 is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 % of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Other Reserves under note 2.13 Equity).

During fiscal 2018, the Company received $130 million as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during fiscal 2018.

Other income for fiscal 2019 and fiscal 2018, includes interest on income tax refund of $7 million and $41 million, respectively.

Entire deferred income tax for fiscal 2019, 2018 and 2017 relates to origination and reversal of temporary differences except for a credit of $24 million (on account of US Tax Reforms explained above), for fiscal 2018.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $386 million, $321 million and $295 million for the year ended March 31, 2019, 2018 and 2017, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for the year ended March 31, 2019, March 31, 2018 and March 31, 2017 was $0.09, $0.07 (adjusted for September 2018 bonus issue) and $0.07, (adjusted for September 2018 bonus issue), respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2019, Infosys' U.S. branch net assets amounted to approximately $751 million. As at March 31, 2019, the Company has a deferred tax liability for branch profit of $29 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $869 million and $774 million as of March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of $379 million and $297 million as of March 31, 2019 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as of March 31, 2018 excludes the accumulated losses of disposal groups held for sale. (Refer note 2.9)

The following table provides details of expiration of unused tax losses for fiscal 2019:

Dollars in millions
Year
2020	25
2021	11
2022	20
2023	29
2024	27
Thereafter	267
Total	379

The following table provides details of expiration of unused tax losses for fiscal 2018:

Dollars in millions
Year
2019	14
2020	37
2021	12
2022	21
2023	39
Thereafter	174
Total	297

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2019 and March 31, 2018:

(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Income tax assets	975	931
Current income tax liabilities	(227)	(314)
Net current income tax assets / (liabilities) at the end	748	617

The gross movement in the current income tax asset / (liability) for fiscal 2019, 2018 and 2017 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2019	2018	2017
Net current income tax asset / (liability) at the beginning	617	282	274
Translation differences	(34)	(8)	6
Income tax paid	975	1,059	843
Current income tax expense	(817)	(709)	(842)
Income tax on other comprehensive income	1	(2)	1
Reclassified under assets held for sale (refer note no 2.9)	3	(5)	—
Reclassified from held for sale (Refer note 2.9)	2	—	—
Income tax benefit arising on exercise of stock options	1	—	—
Tax impact on buyback expenses	1	—	—
Additions through business combination	(1)	—	—
Net current income tax asset / (liability) at the end	748	617	282

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2019 is as follows:

						(Dollars in millions)
	Carrying value as of April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets
Property, plant and equipment	33	7	—	—	—	(2)	38
Accrued compensation to employees	2	2	—	—	—	—	4
Trade receivables	22	5	—	—	—	(1)	26
Compensated absences	56	4	—	—	—	(3)	57
Post sales client support	15	1	—	—	—	(1)	15
Derivative financial instruments	2	(2)	—	1	—	—	1
Intangibles	1	1	—	—	—	—	2
Credits related to branch profits	52	(3)	—	—	—	—	49
Others	18	11	—	1	5	(2)	33
	201	26	—	2	5	(9)	225
Deferred income tax liabilities
Intangible asset	(6)	9	(8)	—	(12)	(2)	(19)
Branch profit tax	(77)	(1)	—	—	—	—	(78)
Derivative financial instruments	—	(14)	—	(2)	—	—	(16)
Others	(4)	(6)	(1)	—	(1)	1	(11)
	(87)	(12)	(9)	(2)	(13)	(1)	(124)

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2018 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of March 31, 2018
Deferred income tax assets
Property, plant and equipment	21	12	—	—	—	33
Computer software	6	(6)	—	—	—	—
Accrued compensation to employees	9	(8)	—	—	1	2
Trade receivables	21	1	—	—	—	22
Compensated absences	58	—	—	—	(2)	56
Post sales client support	15	—	—	—	—	15
Derivative financial instruments	—	2	—	—	—	2
Intangibles	3	(3)	—	—	1	1
Credits related to branch profits	—	53	—	—	(1)	52
Others	22	(2)	—	(5)	3	18
	155	49	—	(5)	2	201
Deferred income tax liabilities
Intangible asset	(32)	13	—	13	—	(6)
Branch profit tax	(50)	(25)	—	—	(2)	(77)
Derivative financial instruments	(11)	11	—	—	—	—
Others	(11)	4	2	—	1	(4)
	(104)	3	2	13	(1)	(87)

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2017 is as follows:

				(Dollars in millions)
	Carrying value as of April 1, 2016	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2017
Deferred income tax assets
Property, plant and equipment	27	(6)	—	—	21
Computer software	8	(2)	—	—	6
Accrued compensation to employees	10	—	—	(1)	9
Trade receivables	13	8	—	—	21
Compensated absences	59	(3)	—	2	58
Post sales client support	12	3	—	—	15
Intangibles	1	2	—	—	3
Others	7	14	—	1	22
	137	16	—	2	155
Deferred income tax liabilities
Intangible asset	(38)	6	—	—	(32)
Branch profit tax	(51)	—	—	1	(50)
Derivative financial instruments	—	(11)	—	—	(11)
Others *	(6)	(3)	(1)	(1)	(11)
	(95)	(8)	(1)	—	(104)

*	included in others is the impact on adoption of IFRS 9 of $1 million

The tax effects of significant temporary differences that resulted in deferred income tax assets and liability is as follows:

	(Dollars in millions)
	As of
	March 31, 2019	March 31, 2018
Deferred income tax assets after set off	199	196
Deferred income tax liabilities after set off	(98)	(82)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹2,851 crore ($412 million).

Amount paid to statutory authorities against the above tax claims amounted to ₹5,924 crore ($857 million).

As at March 31, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to ₹3,041 crore ($467 million). Amount paid to statutory authorities against this amounted to ₹6,540 crore ($1,003 million).

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

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2019	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	4,347,130,157	4,510,664,644	4,571,278,894
Effect of dilutive common equivalent shares - share options outstanding	6,290,615	4,483,096	1,514,596
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,353,420,772	4,515,147,740	4,572,793,490

(1)	excludes treasury shares
(2)	adjusted for bonus shares, wherever applicable Refer to note 2.13

For fiscal 2019, 2018 and 2017, Nil, 134,476 and 224,380 number of options to purchase equity shares, respectively, had an anti-dilutive effect (adjusted for September 2018 bonus issue).

2.19 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2019	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	—
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	—	—
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	—
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	—	—
Infosys Canada Public Services Ltd(24)	Canada	—	—
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	—	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	—	—
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	—	—
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	—
Fluido Sweden AB (Extero)(19)	Sweden	100%	—
Fluido Norway A/S(19)	Norway	100%	—
Fluido Denmark A/S(19)	Denmark	100%	—
Fluido Slovakia s.r.o(19)	Slovakia	100%	—
Fluido Newco AB(19)	Sweden	100%	—
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd) (20)	Singapore	60%	—
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	—	—
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	—
WDW Communications, Inc(16)	U.S.	100%	—
WongDoody, Inc(16)	U.S.	100%	—

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Incorporated effective November 20, 2017
(3)	Majority owned and controlled subsidiary of Infosys Limited
(4)	Under liquidation
(5)	Wholly owned subsidiary of Infosys BPM
(6)	Wholly owned subsidiaries of Infosys Consulting Holding AG
(7)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG
(8)	Wholly owned subsidiary of Panaya Inc.
(9)	Liquidated effective November 9, 2017
(10)	Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017
(11)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited
(12)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(13)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(14)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(15)	Liquidated effective May 4, 2018
(16)	Wholly-owned subsidiary of WongDoody
(17)	Incorporated effective August 6, 2018
(18)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(19)	Wholly-owned subsidiary of Fluido Oy
(20)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(21)	Incorporated effective December 19, 2018
(22)	Incorporated effective November 29, 2018
(23)	Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc
(24)	Liquidated effective May 9, 2017, wholly owned subsidiary of Infosys Public Services Inc.)

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During fiscal 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million. DWA Nova LLC has been liquidated w.e.f November 17, 2017

Dividends

During fiscal 2017, Infosys Consulting AG (formerly Lodestone Management Consultants AG) paid a dividend of $4 million to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

During fiscal 2019, 2018 and 2017, Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) paid a dividend of $Nil, $3 million and $5 million, respectively, to its holding company, Lodestone Holding AG and the tax on such dividend received was Nil.

During fiscal 2018, the Company received $130 million as dividend from Infosys BPM. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during fiscal 2018.

During fiscal 2018, S.C. Infosys Consulting S.R.L. paid a dividend of $1 million respectively, to its holding company, Infosys Consulting Holding AG and the tax on such dividend received was Nil.

During fiscal 2019 and 2018, Infosys Consulting s.r.o. paid a dividend of $1 million and $1 million respectively, to its holding company, Infosys Consulting Holding AG and the tax on such dividend received was Nil.

During fiscal 2019 and 2018, Infosys Consulting B.V.. paid a dividend of $3 million and $1 million respectively, to its holding company, Infosys Consulting Holding AG and the tax on such dividend received was Nil.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees‘ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer to Note 2.12 for information on transactions relating to the post-employment benefit plans mentioned above.

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh was appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer was appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and to continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-executive and Non‑independent Chairman effective August 24, 2017)

Michael Gibbs was appointed as an Independent Director effective July 13, 2018

Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018.

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D.N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

Nilanjan Roy was appointed as Chief Financial Officer effective March 1, 2019

Ravi Kumar S, President and Deputy Chief Operating Officer

Mohit Joshi, President

Krishnamurthy Shankar, Group Head-Human Resources and Infosys Leadership Institute

Inderpreet Sawhney, Group general Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Jayesh Sanghrajka was appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

M.D. Ranganath resigned as Chief Financial Officer effective November 16, 2018.

Sandeep Dadlani, President (resigned effective July 14, 2017)

Gopi Krishnan Radhakrishnan, Acting General Counsel (resigned effective June 24, 2017)

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
Particulars	Year ended March 31,
	2019	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers(1)(2) (3) (4)	14	8	12
Commission and other benefits to non-executive / independent directors	1	2	2
Total	15	10	14

(1)

Includes employee stock compensation expense of $5 million for each of the fiscal 2019 and 2017 and reversal of employee stock compensation expense of $2 million for fiscal 2018 towards key managerial personnel.

(2)	Includes for fiscal 2017, $0.87 million payable under severance agreement to David Kennedy, who stepped down as General counsel and Chief compliance officer with effect from December 31, 2016.
(3)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(4)	Included a reversal of stock compensation cost of $5 million for fiscal 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.16)

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other Public Service enterprises. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for fiscal 2018 and 2017 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other Public Service enterprises. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Business segments

(Dollars in millions)
Year ended March 31, 2019	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Science	All other segments	Total
Revenues	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Identifiable operating expenses	2,021	974	816	808	644	506	394	202	6,365
Allocated expenses	775	385	312	312	255	154	147	109	2,449
Segment profit	982	576	360	363	264	222	202	16	2,985
Unallocable expenses									289
Operating profit									2,696
Other income, net (refer note no. 2.14 and 2.9)									411
Reduction in the fair value of Disposal Group held for sale (Refer Note 2.9)									(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 2.9)									(65)
Profit before Income taxes									3,003
Income tax expense									803
Net profit									2,200
Depreciation and amortisation									287
Non-cash expenses other than depreciation and amortisation									107

(Dollars in millions)
Year ended March 31, 2018	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Science	All other segments	Total
Revenues	3,594	1,760	1,378	1,287	1,035	796	729	360	10,939
Identifiable operating expenses	1,876	878	702	652	602	431	378	208	5,727
Allocated expenses	731	371	269	261	235	140	135	122	2,264
Segment profit	987	511	407	374	198	225	216	30	2,948
Unallocable expenses									289
Operating profit									2,659
Other income, net (refer note no. 2.14 and 2.9)									513
Reduction in the fair value of Disposal Group held for sale (Refer Note 2.9)									(18)
Share in associate's profit / (loss) including impairment									(11)
Profit before Income taxes									3,143
Income tax expense									657
Net profit									2,486
Depreciation and amortisation									289
Non-cash expenses other than depreciation and amortisation									29

(Dollars in millions)
Year ended March 31, 2017	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Science	All other segments	Total
Revenues	3,357	1,711	1,253	1,137	948	772	661	369	10,208
Identifiable operating expenses	1,747	863	602	552	538	403	328	220	5,253
Allocated expenses	701	368	257	245	213	134	129	133	2,180
Segment profit	909	480	394	340	197	235	204	16	2,775
Unallocable expenses									255
Operating profit									2,520
Other income, net									459
Share in associate's profit / (loss) including impairment									(5)
Profit before Income taxes									2,974
Income tax expense									834
Net profit									2,140
Depreciation and amortisation									254
Non-cash expenses other than depreciation and amortisation									1

2.20.2 Revenue by Geography

The following table sets forth our revenue by geography for fiscal 2019, 2018 and 2017:

				(Dollars in millions)
	North America	Europe	India	Rest of the World	Total
2019	7,141	2,847	292	1,519	11,799
2018	6,605	2,596	346	1,392	10,939
2017	6,320	2,295	325	1,268	10,208

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2019, 2018 and 2017.

2.21 Litigation

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Item 19. Exhibits

Exhibit number	Description of document
**1.1	Articles of Association of the Registrant, as amended
1.2	Memorandum of Association of the Registrant, as amended
****1.3	Certificate of Incorporation of the Registrant, as currently in effect
******4.1

Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)(incorporated by reference to the document previously filed as Exhibit 99 (A) to Form F-6 POS filed with the Securities and Exchange Commission on June 28, 2017

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
********4.6

Form of Indemnification Agreement(incorporated by reference to the document previously filed as Exhibit 4.5 to the registrant’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2013

**4.7	Form of Employment Agreement with the Chief Operating Officer
*4.8	Form of Employment Agreement with the Chief Executive Officer
4.9	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
*15.8	Certain Tax considerations for non-resident shareholders related to the buyback
15.9	Consent of Independent Registered Public Accounting Firm
**15.10	Dividend Distribution Policy
15.11	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date June 19, 2019	Group General Counsel and Chief Compliance Officer