Form 20-F
period 2020-03-31
Infosys Ltd
filed 2020-05-29
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2020

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

nilanjan.roy@infosys.com

Electronics City, Hosur Road, Bengaluru, Karnataka, India 560 100.

(Name, telephone, e-mail and / or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares each represented by one Equity Share, par value ₹5/- per share	INFY	New York Stock Exchange (NYSE)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,258,992,566 Equity Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

All references to “we,” “us,” “our,” “Infosys,” “Company” or the “Group” shall mean Infosys Limited and our consolidated subsidiaries unless specifically indicated otherwise or the context indicates otherwise. “Infosys” is a registered trademark of Infosys Limited in countries including United States, India, United Kingdom and Australia. All trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

All references to “IT services” exclude business process management services, products and platforms business.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI.

On March 31, 2020, this exchange rate was ₹75.67 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy, including the localization of our workforce and investments to re-skill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the ‘Risk Factors’ section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statement of comprehensive income for the year ended March 31, 2020, March 31, 2019 and March 31, 2018 and the summary consolidated balance sheet data as of March 31, 2020, March 31, 2019 and March 31, 2018 have been derived from our consolidated financial statements and related notes which have been audited by Deloitte Haskins & Sells LLP (successor auditor) consequent to mandatory auditor rotation regulation in India. The summary consolidated statement of comprehensive income for the years ended March 31, 2017 and 2016 and the summary consolidated balance sheet data as of March 31, 2017 and March 31, 2016 have been derived from our consolidated financial statements and related notes which have been audited by KPMG (predecessor auditor). The summary consolidated comprehensive income data and the summary consolidated Balance Sheet data given below have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Historical results are not necessarily indicative of future results.

(Dollars in millions except equity share and per equity share data)

Summary of Comprehensive Income	Fiscal
	2020	2019	2018	2017	2016
Revenues	12,780	11,799	10,939	10,208	9,501
Cost of sales	8,552	7,687	7,001	6,446	5,950
Gross profit	4,228	4,112	3,938	3,762	3,551
Operating expenses:
Selling and marketing expenses	664	638	552	535	522
Administrative expenses	840	778	727	707	654
Total operating expenses	1,504	1,416	1,279	1,242	1,176
Operating profit	2,724	2,696	2,659	2,520	2,375
Other income, net	395	411	513	459	476
Finance cost(1)	(24)	—	—	—	—
Reduction in the fair value of Disposal Group held for sale(2)	—	(39)	(18)	—	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (2)	—	(65)	—	—	—
Share in associate’s loss, including impairment	—	—	(11)	(5)	—
Profit before income taxes	3,095	3,003	3,143	2,974	2,851
Income tax expense (3)	757	803	657	834	799
Net profit	2,338	2,200	2,486	2,140	2,052
Profit attributable to:
Owners of the company	2,331	2,199	2,486	2,140	2,052
Non-controlling interests	7	1	—	—	—
Earnings per equity share: (4)
Basic ($)	0.55	0.51	0.55	0.47	0.45
Diluted ($)	0.55	0.51	0.55	0.47	0.45
Weighted average equity shares used in computing earnings per equity share: (4)
Basic	4,257,754,522	4,347,130,157	4,510,664,644	4,571,278,894	4,571,232,320
Diluted	4,265,144,228	4,353,420,772	4,515,147,740	4,572,793,490	4,571,437,788

Cash dividend per Equity Share ($) (4)(5)(6)	0.26	0.40	0.22	0.20	0.20
Cash dividend per Equity Share (₹) (4)(5)	18.50	26.25	13.88	12.63	12.38

(1)

Finance cost is on account of adoption of IFRS 16“Leases”. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Effective April 1, 2019, we applied the guidance of IFRS 16 using the modified retrospective method. Refer to Note 2.8 in Item 18 of this Annual Report on Form 20-F for further details.

(2)

During fiscal 2018, the Company’s wholly owned subsidiaries Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’, resulting in a reduction in fair value in respect of Panaya amounting to $18 million. During fiscal 2019, a further reduction of $39 million was recorded in respect of Panaya.

During fiscal 2019, the Company concluded that the criteria for classification as ‘Held for Sale’ was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava.

Refer to Note 2.10 in Item 18 in this Annual Report for further details.

(3)

In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had reversed an income tax provision of $225 million, which pertained to previous periods.

(4)	Adjusted for September 2018 bonus issue, wherever applicable.
(5)	Represents per share value of dividends- interim, final and special (wherever applicable), paid during the fiscal year. Excludes corporate dividend tax.
(6)	Converted at the monthly exchange rate in the month of declaration of dividend.

		(Dollars in millions except equity share data)
Balance Sheet Data	As of March 31,
	2020	2019	2018	2017	2016
Cash and cash equivalents	2,465	2,829	3,041	3,489	4,935
Current investments	615	958	982	1,538	11
Net current assets(1)	4,455	4,951	5,243	6,121	5,804
Assets held for sale(2)	—	—	316	—	—
Non-current assets	5,048	4,608	4,582	4,572	3,576
Total assets	12,260	12,252	12,255	12,854	11,378
Liabilities directly associated with assets held for sale(2)	—	—	50	—	—
Non-current liabilities	802	159	131	56	56
Non-controlling interests	55	9	—	—	—
Total equity	8,701	9,400	9,960	10,637	9,324
Total Liabilities and equity	12,260	12,252	12,255	12,854	11,378
Number of shares outstanding (3)(4)(5)(6)	4,258,992,566	4,356,279,444	4,368,228,514	4,593,889,328	4,593,889,328

(1)	For fiscal 2018, ‘net current assets’ is defined as current assets minus current liabilities, excluding assets held for sale and liabilities directly associated with assets held for sale.
(2)

During fiscal 2018, the Company’s wholly owned subsidiaries Kallidus and Skava (together referred to as “Skava”) and Panaya were classified under ‘Held for Sale’. Accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of disposal group had been classified under ‘Held for Sale’.

During fiscal 2019, the Company concluded that the criteria for classification as held for sale was not being met since it was no longer highly probable that the sale will be consummated by March 31, 2019. On reclassification of Panaya and Skava from ‘Held for Sale’, the assets and liabilities of Panaya and Skava have been included on a line by line basis in the Consolidated Balance sheet. Refer to Note 2.10 in Item 18 in this Annual Report for further details.

(3)	Par value of ₹5 each.
(4)	Includes treasury shares.

(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)	The buyback of equity shares through the stock exchange started in March 20, 2019 and was completed on August 26, 2019.

97,867,266 equity shares were bought back from the Indian stock exchanges during fiscal 2020 and 12,652,000 equity shares were purchased through the stock exchange during fiscal 2019.

113,043,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company during fiscal 2018.

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar and other foreign currencies. For fiscal 2020, 2019, 2018, 2017 and 2016, U.S. dollar denominated revenues represented 67.5%, 67.3%, 67.7%, 69.6% and 69.9% of total revenues, respectively. For the same respective periods, revenues denominated in the Euro represented 12.4%, 11.9%, 11.3%, 9.6% and 9.3% of total revenues while revenues denominated in the Australian dollar represented 6.8%, 7.9%, 7.8%, 7.3% and 6.9% of total revenues, revenues denominated in United Kingdom Pound Sterling represented 4.9%, 5.0%, 5.3%, 5.8% and 6.6% of total revenues, respectively. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Risk Factors

Investing in our ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 20-F, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our ADSs. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our equity shares and ADSs could decline, and you could lose part or all of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

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

Global health pandemic from COVID 19 (COVID-19) related risks:

The COVID-19 pandemic is a global humanitarian and health crisis. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. Consequently, market demand and supply chains have been affected, significantly increasing the risk of a global economic recession.

The pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, investors and communities we operate in. Our impact of COVID-19 in the fourth quarter of fiscal 2020 was not significant. Further, due to the uncertainty surrounding this risk and the unavailability of a certified vaccine or cure to-date, we have not been able to provide investors with any revenue or profit guidance for fiscal 2021. COVID-19 has heightened several other risks that are described in this section. Some of the specific consequent risks related to the occurrence of COVID-19 that have materialized include:

•

Many of our clients’ business operations have been negatively impacted due to the economic downturn - resulting in postponement, termination, suspension of some ongoing projects with us and/or reduced demand for our services and solutions;

•

Our ability to continue to deliver service delivery obligations while our employees work from home are sometimes constrained by contractual terms with our clients and are therefore dependent on receiving the requisite approvals from them in time. Since few of our clients did not give us the required permissions, or there were delays in obtaining them, our service delivery was marginally disrupted, impacting our revenue and profitability;

•

Restrictions on travel have marginally impacted our ability to assign and deploy people at required locations and times to deliver contracted services, thereby impacting our revenue and/or profitability;

•	A small portion of revenue could not be recognized as we did not receive consent from clients for the work completed by our employees remotely on their projects;
•	Our profitability may be marginally impacted as some clients have sought price reductions or discounts;
•	Lower profitability and prolonged payment terms requests from clients can impact our cash flows negatively and may impact our ability to provide dividend to shareholders;
•	Some of our clients or suppliers have invoked Force Majeure clauses in our contracts with them, negatively impacting our business with limited recourse;
•

Our business continuity is marginally impacted as key geographies in which we operate imposed a lockdown and/or some of our development centers had to be temporarily shut down due to COVID-19 positive cases found in our campuses or shared campuses;

•	We incurred unanticipated costs in ensuring our offices are safe and hygienic workplaces for our employees; and to enable employees to work from home;
•	We incurred additional costs in procuring and deploying hardware assets and technology infrastructure and data connectivity charges for remote working.

While the above-mentioned risks have materialized to varied extent in the last financial year, their impact may continue in the next financial year as well. In addition to the above, other consequent risks related to the occurrence of COVID-19 that may materialize in future are:

•	The financial stability of our clients may get affected or they may file for bankruptcy, jeopardizing our ability to collect our account receivables and unbilled revenue;
•	Restrictions on travel, marketing events and in-person client meetings may result in sub-optimal branding and delays in our sales and commercial processes, affecting our revenue;
•	Clients may invoke contractual clauses and/or levy penalties if we are unable to meet project quality, productivity and schedule service level agreements due to our employees working remotely;
•

Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in short term thereby impacting margins;

•

Our profitability may be marginally impacted as some clients may dispute some of the existing work-in-process that has been recognized by us as unbilled revenues. This in turn can impact our cash flows negatively;

•

Our exposure to cyber security and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and/or operations, impacting revenue, profitability and reputation.

•	The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety
•	Our operations may get disrupted after the re-opening of our campuses and offices if any of our returning employees test positive for COVID-19;

•	We could be subject to lawsuits from our employees alleging they are exposed to health risks as we transition them back to working from our or our client’s offices.
•	Our ability to procure goods and services may be impacted as some of our suppliers may not able to operate efficiently during a lockdown;
•	Unfavorable currency movements during these times may impact our profitability;
•	An increase in insurance premium on the regular policies that we avail may adversely impact our profitable growth or coverage;
•	There could be heightened regional or macro risks such as an increase in unemployment, protectionism, immigration reform, extended recession in the economy, geo-political tension and social unrest;
•	We had made offers to candidates to join Infosys. Our ability to honor these offers on a timely basis can get impacted which can negatively influence our brand;
•

The uncertainty in demand as our clients deal with a prolonged economic impact of COVID-19 may cause us to implement severe cost control measures including reduction in employee bonuses. This could result in increased attrition of employees and/or a higher expenditure on recruitment and subcontracting services, thereby impacting our profitability;

•

If the market price of our shares/ADS remain low due to a prolonged recession, the value of RSUs and the ability to achieve the performance targets of the PSUs we have given to our employees may reduce. This will impede our ability to retain our high performing employees;

•	We have successfully invoked Business Continuity Procedures (BCP) post COVID-19 so far. If this remains prolonged, our BCP may see an impact if it experiences any breakdown;
•	We could experience potential impairment of acquired entities and investments as a result of prolonged slower economic growth which can impact business momentum and synergies that were expected; and
•

We may be unable to recoup the investments that we have made in various instruments due to the impact of prolonged economic downturn with consequential impact on liquidity in the sectors or the geographies in which we have invested.

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

The COVID-19 crisis and the consequences arising from it may alter the budget priorities of our clients such that they may decide to delay discretionary projects. While increased adoption of cloud-based offerings, digital services and cyber security services may result in additional opportunities, we may need to alter our internal offerings, talent mobility and marketing efforts need to capture these opportunities.

Economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (EU), Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2020, 61.5%, 24.1% and 11.8% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2020, we derived 31.5% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future.

For instance, the United Kingdom exited the European Union on January 31, 2020 and has now entered an 11-month transition period during which it will negotiate a trade deal with the EU. If no trade deal is agreed and ratified by this time, then the UK faces the prospect of tariffs on exports to the EU. From an immigration perspective, effective January 1, 2021, free movement will end, and a new points-based immigration system will be in effect. If the economies of the United States, United Kingdom or the European Union weaken or growth remains uneven, including as a result of the uncertainty surrounding Brexit, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

Any future global economic uncertainty, arising out of various factors including the COVID-19 pandemic impacting the financial services industry, retail, consumer goods, energy and manufacturing on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. We also depend on clients in the energy sector to generate our revenue. Any impact in the energy sector due to oil price volatility may lead to economic pressure on our clients and in turn impact our revenues/profitability. Some of the consequences of COVID-19 may include heightened nationalism and anti-outsourcing sentiments due to job losses in the key geographies of US and UK which may impact our growth and profitability. Heightened geo-political situations amongst the major economies may impact our ability to grow holistically across regions.

Our clients may operate in sectors which are adversely impacted by climate change

There is increased concern and awareness of risks resulting from climate change across industry sectors in which our clients operate. Our current or future clients in affected sectors may need to transition from climate impacting solutions to climate friendly solutions, resulting in transition or investment risks to their businesses. For instance, our clients in mining and oil exploration related businesses may come under severe financial stress due to investments in climate friendly solutions. This in turn may impede our ability to grow due to our exposure to such sectors. In addition, any societal pressure or adverse media publicity against companies that are exploiting climate impacting solutions may consequentially affect our reputation too if we are a significant service provider to such clients.

Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, risking increased penalties and exposure of our business to consequential sanctions

We engage with clients in different geographies and sectors. Some of them could be operating in highly regulated sectors and/or geographies. Sanctions may be enforced on them or their key managerial personnel either before they become our clients or during the course of our work with them. While we take reasonable precautions to determine if a potential client is in the sanctioned list, our ability to screen and ensure we do not enter into contract with any such clients depends on the data available in the public domain or third party databases on sanctioned entities or personnel. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative action or loss of any government contracts or engagements.

A large part of our revenues are dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2020, our largest client accounted for 3.1% of our total revenues, and our ten largest clients together accounted for 19.2% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment or as a consequence of the current pandemic may also result in loss of a client or part of the business from the client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may fluctuate owing to several factors such as the demand and supply challenges, currency fluctuations and other macroeconomic condition which may adversely impact our ability to recover fees for the services rendered to them

The business challenges and pressures resulting from the economic slowdown in the markets in which our clients operate could affect their ability to pay their vendors on time resulting in a downward revision of their credit ratings and their ability to raise funds. This may have a cascading effect on our credit terms with them, leading to adverse impact on our cash flow and results of operations. While we take adequate precautions to evaluate the credit risks and qualify clients before we onboard them and periodically by checking data available in various public domains including credit default swaps and ratings given by leading agencies, any sudden variation in the financial health of the clients organization owing to macro-economic or geo-political factors or global challenges such as an economic recession, the COVID-19 pandemic, and natural calamities may adversely affect our ability to recover the fees for the services rendered from them.

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

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors and require a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel. Thus, if we are unable to attain a thorough understanding of our clients’ operations, our service offerings may not effectively meet client needs and jeopardize our client engagements, which may negatively impact our revenues and financial condition.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as digital design, cloud-based solutions and cyber security. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships and have greater brand recognition than we do. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or lower rates. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on account of this practice may also adversely impact our revenues, gross profits, operating margins and results of operations. Further the COVID-19 pandemic may have an adverse impact on our ability to increase pricing for our services as many countries have imposed lock downs leading to economic downturns which may lead certain customers to negotiate the existing contracts with us.

Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenues from a client who also contributed to our revenues during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, COVID-19 may lead to clients relooking at their spend as a result of which they may decide not to extend/renew business with us due to their own business challenges.

II.	Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving artificial intelligence (AI)-based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, better or more competitively priced products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

The COVID-19 pandemic and the resultant economic downturn may result in reduced expenditure by Infosys on ideating, incubating, developing and marketing new service offerings. This may in turn affect our long-term growth prospects.

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

Further, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, products, services, solutions, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, the ongoing COVID-19 pandemic with a consequential prolonged downturn in the economy may impact our ability to grow acquired entities, which could result in reduction of their valuations.

We have made, and may in the future make, strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not generate expected returns if the demand, supply and cash flow of these companies are adversely affected due to COVID-19. The lack of profitability of any of our investments could have a material adverse impact on our operating results.

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

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors including the COVID-19 pandemic may cause significant variations in our operating results in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our operating results from period to period. Our profitability could be affected by pricing pressures on our services, competitiveness for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturn induced by the COVID-19 pandemic, or changes in immigration laws in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in visa costs or increase in salaries payable to visa-dependent employees onsite would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently opened technology and investment hubs in the United States. Increased hiring of personnel within these hubs along with staff for enabler functions and the management team may increase our cost of doing business and thereby have an adverse impact on our profit margins. Our cost of operations is higher at onsite compared to offshore and hence we maintain most of our bench offshore. Due to COVID-19, our clients may decide to reduce business with us. Inability to move people to offshore in such a situation due to travel lockdowns can impact our cost structure.

Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, effectively address service delivery risks or manage customer requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditure incurred during pandemic like situation may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2016 and March 31, 2020, our total employee count grew from 194,044 to 242,371 representing a compounded annualized growth rate of 5.7%.

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

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals.

We may need to increase our employee compensation more rapidly than in the past to be able to attract and retain employees skilled in newer technology areas or to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, the Company may issue incentive compensation plans including stock-based compensation plans to its employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly skilled technology professionals.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2020, we had contractual commitments of $180 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Shifting business and operating models due to the COVID-19 pandemic to working from home may possibly reduce use of some of physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Currency fluctuations and declining interest rates may affect the results of our operations.

Our functional currency is the Indian rupee and we incur a significant portion of our expenses in Indian rupees.

However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the Euro, the Australian dollar, and the United Kingdom, Pound Sterling, through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom, Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2020, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected the Company’s incremental operating margins by approximately 0.45%.

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

A majority of our investments are in India-based assets and are exposed to fluctuations in the interest rate environment in the country, which depends to a great extent on RBI monetary policy. Changes in RBI policy in the form of interest rate cuts could result in lower interest income and affect our profitability.

Adverse currency movements arising out of the COVID-19 pandemic may adversely impact our profitability.

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

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any restrictions on immigration including arising from governmental response to the COVID-19 pandemic, may further affect our ability to compete for and provide services to clients in these jurisdictions. A continued economic downturn and loss of jobs in different countries due to the COVID-19 pandemic may result in reverse labor migration, thereby reducing the availability of talent in  required geographies.

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

Our inability to integrate employees that we hire or acquire in different countries into our existing corporate culture may adversely impact the results of our operations. During fiscal 2020, there has been an increase in the number of employees we acquired.

In addition, if we are unable to increase compensation or if we reduce compensation or variable pay for our employees during the COVID-19 pandemic or for a significant period after the pandemic has ended, it may result in increased attrition and increased hiring cost to replace such employees.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the members of our Board of Directors (the “Board”), executive officers and other senior executive leaders. Our future performance and client relationships may be affected by any disruptions in the continued service of our directors and executive officers.

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

V.	Risks related to our contractual obligations

Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price (including maintenance), fixed-timeframe basis, rather than on a time-and-materials basis. In the fiscal years ended March 31, 2020 and 2019, revenues from fixed-price (including maintenance), fixed-timeframe projects accounted for approximately 55% of our total revenues. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price (including maintenance), fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price (including maintenance), fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price (including maintenance), fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price (including maintenance), fixed-timeframe basis, can be terminated with or without cause, between zero and 90-days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client including limited access to the credit markets, insolvency or bankruptcy;
•	a change in strategic priorities, resulting in a reduced level of technology spending;
•	a demand for price reductions; or an unwillingness to accept higher pricing due to various factors such as higher wage costs, higher cost of doing business;
•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors;
•	the replacement by our clients of existing software with packaged software supported by licensors;
•	mergers and acquisitions;
•	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
•	sudden ramp-downs in projects due to an uncertain economic environment or a pandemic like the COVID-19.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations. The COVID-19 pandemic and a resulting prolonged economic downturn heighten the risk that certain of our customers may invoke termination clauses to reduce their expenditure which could in turn affect our growth and profitability.

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

Changed operating or working models to work from home, may impact our revenue productivity and quality of service due to a virtual mode of working. This may result in lower customer satisfaction and reduced revenue.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a client in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

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

•

Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, higher liability exposure to us for direct or indirect damages, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Additionally, there are risks of delayed payments or change in the terms of such contracts due to political and economic factors and lack of timely closure of requirements.

•

Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation. For example, reports appeared in Indian media regarding our association with the Goods & Services Tax (GST) project that negatively impacted our reputation.

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

In several countries, our contracts with governments enable the design, development or support of critical governmental systems. The lockdowns resulting from the COVID-19 pandemic may affect our ability to support those critical systems and may impact our reputation.

VI.	Risks related to our operations

Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.

We are dependent on our information technology networks and systems to process, transmit, host and securely store electronic information and to communicate among our locations around the world and with our customers, suppliers and partners. We are often required to collect and store sensitive or confidential client data. Security breaches, employee misappropriation, unauthorized access, human or technological error could lead to potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of our clients’ businesses. The theft and/or unauthorized use or publication of our, or our clients, confidential information or other proprietary business information as a result of such an incident could adversely affect our reputation and competitive position. Any failure in the networks or computer systems used by us or our clients could result in a claim for substantial damages against us and significant reputational harm. Many of our client agreements do not limit our potential liability for breaches of confidentiality.

As a global service provider with clients in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health and the European Union's General Data Protection Regulation, which superseded the European Union Directive on Data Protection in May 2018. These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or Infosys data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. Many of our contracts involve projects that are critical to the operation of our clients’ businesses and provide benefits which may be difficult to quantify.

Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure, could result in a claim for substantial damages against us and force us to incur significant expense for our defense or could require that we pay large sums in settlement. If unauthorized access to or disclosure of such data in our possession or control occurs or we otherwise fail to comply with applicable laws and regulations in this regard, we could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by our clients, our clients’ clients, their clients or others for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit our access, use and disclosure of sensitive data, and may require increased expenditures by us or may dictate that we not offer certain types of services.

The changed operating model to working from home due to the COVID-19 pandemic may increase the risk of confidential data breach as our employees will be accessing these data from home. While we have taken measures to implement suitable automated controls and educate our employees on the importance of security and the need to adhere to the highest levels of security standards, we may not be able to prevent all data breaches, there by resulting in loss of reputation or adverse financial impact due to resultant penalties or fines.

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

Despite these measures, we and our third-party service providers may still be the target of cybersecurity attacks especially due to prolonged changes to the working model arising out of the COVID-19. Our systems and measures may not be able to successfully detect and prevent cybersecurity breaches and other information security incidents. Cyber threats are evolving quickly, and we may be unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis.

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

•	human error and inadvertent actions by our employees and contractors; or
•	malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments;
•	increased threat surface due to remote working employees due to the COVID-19 pandemic.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services, store and process increasingly large amounts of our client’s data and host or manage parts of our client’s businesses, especially in industries involving sensitive data such as the financial services and healthcare industries. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and potentially significant damages, fines, penalties, and other liability.

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

Our reputation could be at risk and we may incur financial liabilities if privacy breach incidents under General Data Protection Regulation (GDPR) adopted by the European Union or other similar regulations across the globe are attributed to us and if we are not able to take necessary steps to report such incidents to regulators within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

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

The number of data privacy incidents arising from our operations may increase with the scale of our business or as we enable remote working for our employees due to the COVID-19 pandemic. Further, more of our work may come under the ambit of privacy regulations as more countries adopt regulations similar to the GDPR. Despite our best efforts, if any breach of data privacy occurs and any actual or perceived failure on the part of any of our systems, employees or partners to report incidents on time may expose us to significant liability for breach of regulation.

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

A prolonged economic downturn due to the COVID-19 pandemic and the resulting financial impact to our customers, vendors and other stakeholders along with other situation like cyber security threats, data breaches, contractual suspensions, delayed payments and similar other incidents may give rise to more litigations and disputes with our stakeholders resulting in additional cost, or loss of reputation if the same surfaces in the media.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

Our insurance policies generally cover loss or damage to insured property and loss due to business interruption following loss or damage to property. These policies cover our property and assets around the world, including all leased property. We also maintain insurance coverage for damage caused by disclosure of employee and client-related personally identifiable confidential information, system failures, errors or unsatisfactory performance of services to our clients in the event of a third-party claim citing damages or financial loss.

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for business interruption related to COVID-19. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results. In addition, the COVID-19 pandemic increases the risk of claims arising out of various situations like errors & omissions, data breach etc., which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

Also, losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed under our insurance policies will be honored fully or timely. Our financial condition may be materially and adversely affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters. In the event that any of our business centers or the telecommunications networks that our business depends on are affected by any such disasters, we may incur costs in redeploying personnel and property, sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all.

In addition, if such disasters occur in any of the locations in which our significant customers are located, we face the risk that our clients may incur losses or sustain business interruption, which may materially impair our ability to provide services to our clients and may limit their ability to continue their purchase of products or services from us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.

The health and safety of our employees or those working on our behalf or those present in our offices, and the security of our physical infrastructure may be affected due to acts of violence or vandalism by anti-social elements or the emergence of a disease pandemic. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest, random acts of rage or a public health crisis can affect the safety of our assets and employees, impacting business continuity or reputation or exposing us to lawsuits from employees.

Currently, we have presence in 220 locations across 46 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could have a material adverse effect on revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism or threat of warfare in other parts of the world could cause geo-political instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

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

Heightened geo-political conflicts arising out of the COVID-19, may affect our ability to operate in these geographies. In addition, any prolonged conflict may delay the economic recovery from the pandemic, compounding any adverse impact to our business.

Climate change risks are increasingly manifesting in our business operations through physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations and profitability.

There is increased focus on organizations to plan for Environmental, Social and Governance (ESG) risks arising out of climate change, environmental management practices and duty of care, work and safety conditions, respect for human rights, anti-bribery & corruption practices, and compliance to relevant laws & regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this document. Climate change related risks are discussed in this section. Extreme weather events due to climate change can lead to epidemics as well as business disruptions. We recognize that there are direct climate change impacts arising from (1) physical damage to our building infrastructure and other physical assets, (2) disruptions of the city's functional continuity such as the transport network and utilities in the cities that we operate that can severely hamper business continuity, and (3) a decrease in morale of employees due to extreme weather events.

Extreme weather events also bring-in very different problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain foods; while events like Flooding can cause cholera, diarrhea, malaria, etc. Changes in the availability of natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

In response to increasing awareness on climate change and other related socio-environmental issues, clients increasingly request for our emission performance or Carbon Disclosure Project (CDP) score during the RFP or bidding stage. This could translate into a filtering criterion or a strongly weighted parameter in the clients’ decision-making process. If Infosys performance is not managed in these areas, it may adversely impact our ability to compete and win contracts. We respond to multiple sustainability supplier assessments from our clients including the CDP supply chain response every year.

Limiting the global temperature increase to well below 2°C, in order to avoid devastating impacts of climate change, both on life and assets, is something the scientific community and global leaders have agreed upon while signing the Paris Agreement. Parties to the Paris Agreement have already provided their Intended Nationally Determined Contribution (INDC), which outline the actions countries intend to take to cut greenhouse gas emissions. This in-turn could translate to emission reduction goals being passed on to businesses, including Infosys, in the form of new regulations enforcing a carbon tax or other emission reduction targets. Such new regulations can lead to increased cost of compliance. Furthermore, existing and new regulations may also increase our reporting and disclosure requirements and, therefore, increase the cost of compliance.

Risks resulting from potential violations or non-conformance with climate laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain geographies. It can also adversely impact our reputation and brand.

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

If any of our employees, as independent individuals, engage in any acts that are perceived to be against the interests of the communities we operate in or that violate local regulations, and if such acts become the subject of mainstream and social media attention or regulatory scrutiny, then our reputation may be negatively impacted.

VII.	Risks related to legislation and regulatory compliance

Due to the COVID-19 health crisis and the corresponding substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, European Union and Australia, governments have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Complying with changing immigration regulations could increase our employee costs, visa application and extension costs, costs related to compliance and audit. In addition, they could adversely affect the ability of our existing or new/ future visa-dependent employees from being deputed to work on client projects - thus impacting our current and future revenue. Before the COVID-19 health crisis, there had been an increase in the number of visa and visa renewal application rejections, predominantly in the U.S. As a result, we encountered delays and/or additional costs in managing such projects stemming from the uncertainty of whether key personnel could join in-country as needed both in terms of timing and the productivity/competency. We have seen similar actions in Australia with respect to revisions in their temporary visa program and in the U.K. with the government’s current policy focus on “net migration”.

Due to a vigorous focus on domestic (local) employment across many markets during the COVID-19 crisis, these restrictions are expected to increase substantially, resulting in increased expenses. The governments of many countries are expected to heighten adjudication standards for visa applications as well labor market tests as the economic impact of the crisis progresses. For example, in Australia, as of March 20, 2020, all temporary visa holders have been prohibited to enter the country. In the United States, on April 22, 2020, the U.S. President issued an Executive Order focused mostly on immigrant visas (“Green Cards”). While the Order did not significantly impact the Company, it also required that, within 30 days, a review of nonimmigrant (temporary) visa programs for the purpose of creating “other measures appropriate to stimulate the United States economy and ensure the prioritization, hiring, and employment of United States workers”. We anticipate that there will be action in furtherance of this order which will restrict access to temporary visas, such as, among others, H-1B, L-1 and optional practical training work permits for students, many of whom are employed by the company. These anticipated restrictions would incur additional cost in maintaining and renewing existing visas, thus resulting in additional expenses for our client delivery.

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

The immigration policies of the United Kingdom continue to evolve and the timeline to implement the proposed new immigration system remains January 1, 2021. As of this filing, this timeline has not been impacted by the COVID-19 crisis. Early indications are that the new system will not single out or impose unfavorable conditions on intra-company transfers that could impact our ability to staff employees in the UK. However, the costs of using the system continue to rise and the UK Government has recently announced an increase to the National Health Service (NHS) surcharge, applicable from October 2020. These costs, and any future cost increases, may impact our profitability.

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

In connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2020, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2020. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

We cannot be sure that the services and solutions that we offer to our clients do not infringe on the intellectual property rights of third parties. With increased working from home, due to the COVID-19 pandemic risk that some our employees may reuse intellectual property of different customers may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

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

The software industry is making increased use of open source software in its development work. We also incorporate open source technology in our products and platforms which may expose us to liability and have a material impact on our product development and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms and security vulnerabilities in open source software may adversely expose our product and result in financial claims against the company. While we take appropriate measures to comply with open source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position, results of business operations, financial condition and relationships with clients.

Our net income would decrease if the government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones (SEZ). Under the SEZ Act, 2005, SEZ units which began providing services on or after April 1, 2005 are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years’ subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $383 million, $386 million and $321 million for fiscal 2020, 2019 and 2018, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2020 was $0.09, for fiscal 2019 was $0.09 and fiscal 2018 was $0.07, respectively. (adjusted for the September 2018 bonus issue).

If the government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our results of operations and financial condition may be adversely affected. In the event, Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase of tax rate.

In India, changes in taxation law are announced on an annual basis when the Union Budget is presented. The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from fiscal 2016, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers. For instance, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. However, the Taxation and other Laws (Relaxation of Certain Provisions) Ordinance, 2020 dated March 31, 2020 has extended the date for commencement of operation for the SEZ units for claiming deduction under deduction 10AA of the Income Tax Act, 1961 to June 30, 2020 for the units which received necessary approval by March 31, 2020. Further the Finance Act, 2016 amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commence on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

The Finance Act (“the Act”) 2018 has reduced the corporate tax rate to 25% (plus applicable surcharge and cess) for domestic companies whose total turnover or gross receipts have not exceeded ₹250 crore in fiscal year 2016-17. Further Finance Act 2019 has increased threshold limit of total turnover or gross receipts to ₹400 crore. The Act also discontinued the Education cess and Secondary and Higher education cess of 2% and 1%, respectively and introduced a new cess by the name Health and Education cess at the rate of 4%. Accordingly, the statutory tax rate for our company has increased to 34.944% from 34.608%.

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

The Taxation Law (Amendment) Act, 2019 has reduced effective rate of income tax under MAT provision from 21.5488% to 17.472%. Further Taxation Law (Amendment) Act 2019 has removed MAT provisions for the company opting for New Tax Regime under section 115BAA of Income Tax Act.

In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The Finance Act, 2012 adopted the General Anti Avoidance Rules (GAAR). The Finance Act, 2015 deferred the implementation of GAAR by two years so as to implement it as part of a comprehensive regime to deal with the Organization for Economic Co-operation and Development’s (OECD)’s Base Erosion and Profit Shifting (BEPS) project of which India is an active participant. Thus, GAAR provisions are applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

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

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with Multilateral Instrument (MLI) exists. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes.

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

The Company has concluded Advance Pricing Agreement’s (“APA”) in multiple jurisdictions to bring in predictability of the Company’s tax obligations in respect of its overseas operations. Any material changes to the critical assumptions underlying these APA’s may have impact on taxes. Further, when these APA’s expire, there is no certainty that they will be renewed. If renewed there is no certainty as to whether they will be on the same terms or on different terms.

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

The government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on RBI to pay all our forex expenses and also dividend. Any exchange controls regime impacting ability to remit monies will severely impact ability to deliver services and stock prices (dividend). If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

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

Our international expansion plans subject us to risks inherent to doing business internationally.

Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. If we are held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations, our operating profitability could be adversely affected.

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

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so, and they may not continue to do so in the future.

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

Additionally, holders of 5% or more of the shares or voting rights of a company who acquire or dispose of shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such transaction their revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if the transaction is a sale which results in the holder’s ownership falling below 5%

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5 year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instruments (MLI) as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

If the effective rate of tax at source on dividend increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

Further with effect from July 5, 2019, the Finance Act (No 2) 2019 has extended the additional buy-back Tax to shares of listed company under section 115QA of the Income Tax Act. Domestic companies are subject to tax on buyback of listed shares. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided.

Further Taxation Law (Amendment) Act 2019 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before July 5, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

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

Our primary geographic markets are North America, Europe, Rest of the World and India which generated 61.5%, 24.1%, 11.8% and 2.6% of our revenues in the fiscal 2020. We serve clients in Financial Services and Insurance; Retail; Consumer Packaged Goods and Logistics; Communication; Telecom OEM and Media, Energy, Utilities, Resources and Services; Manufacturing; Hi-Tech Life Sciences and Health Care.

Our revenues grew from $9,501 million in fiscal 2016 to $12,780 million in fiscal 2020, representing a compound annualized growth rate of 7.7%. Our net income grew from $2,052 million to $2,338 million during the same period, representing a compound annualized growth rate of 3.3%.

Between March 31, 2016 and March 31, 2020, our total employees grew from 194,044 to 242,371, representing a compound annualized growth rate of 5.7%.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. We were inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Our ADSs were previously also listed on the Euronext London and Paris. On July 5, 2018, we voluntarily delisted our ADSs from Euronext London and Paris and our ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys’ ADSs continue to be listed on the NYSE under the symbol “INFY”.

Refer to Note 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for the list of our subsidiaries.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2020, 2019 and 2018, we spent $465 million, $349 million and $310 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2020, we had contractual commitments of $180 million for capital expenditure. These commitments included $104 million in domestic purchases and $76 million in overseas commitments.

Acquisitions

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of ownership and voting interests in Hitachi Procurement Service Co. Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million). HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience.

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million, comprising of cash consideration of $180 million, contingent consideration of up to $20 million, additional performance bonus and retention payouts of up to $50 million payable to the employees of Simplus over the next three years from the acquisition date, subject to their continuous employment with the group and meeting certain targets. Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled-services are fueling the rapid digitization of business processes and information. The digital revolution is cascading across industries, redefining customer expectations, automating core processes and enabling software based disruptive market offerings. This disruption is characterized by personalized user experiences, innovative products and services, increased business agility, extreme cost performance and a disintermediation of the supply chain.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to re-imagining human-machine interfaces, extracting value out of digitized data, building next generation software applications and platforms harnessing the efficiency of distributed cloud computing, modernizing enabling legacy technology landscapes.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings such as data analytics companies, software-as-a-service businesses, digital design boutiques, and specialty business process management firms.

While these developments present strong market opportunities for the IT industry, there is also an imperative need for IT services and solutions companies to transition from fast-commoditizing traditional service offerings, to attract and retain quality talent globally, to reimagine cost structures and leverage automation for increased productivity.

The COVID-19 pandemic has disrupted demand and supply chains across industries, negatively impacting the business of companies and driving the global economy toward a recession. Governments in several countries have imposed stringent lock-down in a bid to contain the spread of the disease. This in turn, has forced companies to reconfigure how their employees work and how their core business processes are supported and delivered. These events could cause companies to pause and reprioritize their spending on technology and business process outsourcing. However, it is becoming evident that companies that have previously digitized their operations have been more resilient. Consequently, in the medium and long term, it is very likely that businesses will continue to spend on technology related initiatives with a greater focus on automation, remote working, cloud-based applications, optimization of legacy technology costs etc. Several sectors are also seeking technology-based solutions immediately to tackle the health and economic crises – notably in healthcare, life sciences, banking, telecommunications and essential retail.

OUR STRATEGY

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

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

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation

1.	Scale Agile Digital
2.	Energize the core
3.	Reskill our people
4.	Expand localization

In fiscal 2020, we continued to execute on this strategy and generated significant outcomes. Specific strategic initiatives and their outcomes are described below.

For fiscal 2021, we will continue to execute our strategy along the same dimensions. The client market segments we serve are faced with challenges and opportunities arising from the COVID-19 pandemic and its resulting impact on the economy. We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle these market conditions especially in the areas of digitization of processes, migration to cloud based technologies, workplace transformation, business model transformation, enhanced cyber security controls and optimizing cost structures in IT. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

The highlights of our strategy execution in fiscal 2020 are:

1.	Scale Agile Digital:

During fiscal 2020, we continued to invest in enhancing our digital capabilities and offerings that enable our clients to embrace digital technologies for their business transformation, resulting in nearly 40% of our revenue coming from digital services and solutions. We are rated as a “Leader” in 33 industry analyst ratings across digital offerings.

Our Human Experience related services expanded with the opening of 12 innovation experience centers around the world and the integration of our acquisitions of WongDoody and Brilliant Basics. We scaled our partnership with the Rhode Island School of Design to train 1000 creative designers.

Our Insight and Data Analytics services and solutions were further strengthened with the Data Analytics Workbench, that integrates capabilities of Nia, our in-house AI platform and various third-party big data solutions.

Our Innovate related services and solutions are boosted by 65,027 workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, a large number of certified scrum masters and capabilities in emerging horizontal technologies such as Internet of Things and blockchain. Our existing offerings around industry specific solutions and skills were augmented with the acquisition of Stater N.V. in the Netherlands for mortgage services and with the integration of HIPUS in Japan for procurement solutions. We were able to significantly expand our Finacle core banking suite, McCamish insurance platform, Edge software suite, Skava ecommerce suite and Panaya automation suite in North American and European markets. We launched targeted offerings around 5G and software defined networks.

Our Accelerate related services are aimed at rapidly transforming our clients’ legacy technology landscapes and processes for digital transformation – by helping them migrate to cloud environments, modernize mainframe applications, abstract legacy applications through APIs and embed open-source technologies in new applications. We invested in and built strong partnerships with all cloud hyperscalers and SaaS providers. We expanded our capabilities in the Salesforce ecosystem through acquisitions of Fluido in the Nordics and Simplus in the USA. Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers.

Our Assure services, in software testing and cyber security continued to grow. We launched Cyber Gaze, our cyber security dashboard and suite of related applications. We launched new cyber security operations centers in Bucharest, Romania and Indianapolis in the United States.

2.	Energize the Core:

Every enterprise that is in transformation, including ours, needs to address the challenge of extracting higher return on existing assets while investing into newer business transformation initiatives. We are leveraging AI and automation techniques to energize our client’s and our own core technology and process landscapes.

At Infosys, we took on the challenge of breaking down nearly two decades of technology debt in an attempt to rewire ourselves as an agile, responsive enterprise that scales. We are targeting increased productivity, higher cost competitiveness, better agility and integrated systems. During fiscal 2020, we implemented our Live Enterprise platform internally. Over 100 internal software applications were optimized into three mobile applications, and currently approximately 45% of all internal transactions are conducted on mobile based applications, resulting in a significant uplift in productivity.

Components of the Live Enterprise platform have been launched for our clients to enable hyper productivity. We launched our Bot Factory, a repository of reusable automation components that enable rapid automation of our services and our client’s business processes. We also launched LEAP, our Live Enterprise Application Management Platform, a comprehensive tool to manage and optimize large scale software application maintenance and reengineering. Through these, and by adopting lean and agile processes, we are positioning ourselves to be more cost competitive on the one hand and better solutions provider on the other hand. This is helping us win large client engagements involving modernization of their legacy technology applications and infrastructure.

3.	Reskill our People:

Continuous learning and reskilling have always been central to our culture, as evidenced in our state-of-the-art Global Education Center in Mysore, India. We operate our reskilling program with the twin objectives of increasing fulfillment of immediate digital skill requirements for client projects and for enriching the expertise of our global workforce in next generation technologies and methodologies. We have invested in and scaled our digital reskilling program globally. Our in-house developed, anytime-anywhere learning platform, Lex, offers over 850 micro courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 233,000 of our employees use Lex and are spending approximately 35 minutes per day on average for learning activities. With reskilling becoming an imperative for almost everyone, we have also repurposed Lex and made it available to over half a million college students in India via our InfyTV app. For our clients, we released Wingspan, a customizable learning platform which is already live in several global client organizations.

4.	Expand Localization:

With the objective of creating differentiated talent pools and ecosystems in our markets, we have operationalized regional innovation hubs globally. In the USA, these are at Indianapolis, IN, Richardson, TX, Providence, RI, Hartford, CT, Raleigh, NC and Phoenix, AZ. In Europe, we opened near shore centers at Dusseldorf in Germany, Brno in Czech Republic and Bucharest in Romania. In addition, we commissioned new digital design hubs in London, Berlin and Amsterdam. In Australia, we have commissioned new hubs in Melbourne, Sydney and Adelaide. We further expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2020, we recruited over 6,932 employees locally in our markets, of which 2,035 were fresh graduates. This workforce brings us greater diversity of skills and experience. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

OUR STRUCTURE

Our go-to-market business units are organized as:

•	Financial Services and Insurance
•	Life Sciences and Healthcare
•	Retail, Consumer Packaged Goods and Logistics
•	Communications, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Others, which includes India, Japan, China, Infosys Public Services and other Public Service enterprises

Our solutions have been primarily classified as digital and core.

Digital:

•	Experience
•	Insight
•	Innovate
•	Accelerate
•	Assure

Core:

•	Application management services
•	Proprietary application development services
•	Independent validation solutions
•	Product engineering and management
•	Infrastructure management services
•	Traditional enterprise application implementation
•	Support and integration services

Our Products & Platforms include

•	Finacle®
•	Edge Suite
•	Infosys Nia®
•	Infosys McCamish
•	Panaya®
•	Skava®
•	Stater Mortgage Servicing Platform
•	Wingspan

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

1) Consulting

Infosys Global Consulting services help global corporations to develop solutions tailored to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, industry expertise and global reach to enable companies achieve market-leading performance. We use design thinking to drive innovation for our clients while renewing their IT landscapes non-disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new disruptive technologies including AI and automation, open source software and start-up ideas.

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

Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI), established in 2018, helps industry leaders develop a deeper understanding of business and technology trends through compelling thought leadership. Our researchers and subject matter experts provide a fact base that aids decision-making on critical business and technology issues. Our current research focuses on four strategic themes: digital culture and future of work, stakeholder capitalism, platforms, and industry ecosystems. IKI also publishes regularly in leading business and technology media on industry, function, and technology trends.

2) Enterprise Solutions (SAP, Oracle, EAIS and ECAS)

SAP

The Infosys SAP Practice provides SAP services to help our clients transform their operations, streamline and standardize business processes to ensure consistency across countries, consolidate platforms, and replace legacy systems with SAP applications. Our core SAP offerings include end-to-end SAP-enabled business transformation, S/4 HANA cloud transformation, package evaluation, package implementation services, global deployments, upgrades, master data management, business intelligence and analytics (HANA and S/4HANA), integration, mobility solutions, enterprise risk management, enterprise performance management, SAP basis and technology, and production support and maintenance services. We have a strong focus on the latest SAP technologies and products, and also provide platform-based offerings to our clients. Additionally, this Practice has expertise in industry-specific SAP solutions.

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings to help transform our clients’ businesses and Enterprise Resource Planning (ERP) landscape. Our focus is on Oracle implementations, business transformation services, global rollouts, and application development, support and maintenance offerings. We have deep expertise across Oracle products and platforms, including next-generation offerings in Fusion Apps, Exadata capabilities, and Oracle Cloud offerings in Oracle Cloud Infrastructure, Human Capital Management (HCM) and Customer Relationship Management (CRM). We have developed industry-specific Oracle solutions that our clients have implemented. We have also made significant investments in delivering core Oracle technologies, including the establishment of exclusive joint innovation centers and Centers of Excellence (CoEs) that are used in our client engagements.

Enterprise Application Integration (EAIS)

The EAIS practice helps customers renew their core business and innovate into new business through accelerated digitization in our focus areas - experience, digitization, connected devices, and new business models. At the core of EAIS is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering are around helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology, Service Oriented Architecture (SoA), Digital Process Automation (DPA), Business Process Management (BPM), Application Program Interface (API) etc. along with Supply Chain Management (SCM) solutions like Maximo. The focus areas are:

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

•

The API & Microservices Practice, a dedicated competency focused on implementing APIs as the new method of connecting and developing new applications, within and outside the enterprise. The API Economy is about instrumenting the systems, by carving fire-lanes of APIs and managing APIs using modern tools, so that evolution of frontends and back-ends can be decoupled. A dedicated competency at EAIS is involved in executing API management projects, building skills on API management, and creating thought leadership in API management space, with experts across multiple API solutions.

•

BPM Solutions Practice, to help global enterprises overcome business challenges through process orchestration, rules implementation, simplify business process, improve productivity, reduce costs, and significantly reduce time-to-market.

Microsoft Business Applications Services Practice

Our focus is to help our clients transform to agile, live and digital enterprises with renewed Business Applications across Enterprise Functions of Supply Chain, Finance, Distribution, Sales, Marketing, Service, Operations, Omni Channel, Smart Retail, Customer Insights etc. Complimented by MS Power Platform which enables to automate Digital Transformation on Edges & Last Mile Experience.

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

Fluido, a 100% subsidiary of Infosys, is a leading Salesforce advisor and consulting partner in Nordics and a recognized leader in cloud consulting, implementation and training services which enables us to execute on our strategy to help clients navigate the next in their digital transformation journey. This acquisition strengthens our position as a leading Salesforce enterprise cloud services provider, and enhances our ability to provide clients an unparalleled cloud-first transformation.

We recently completed the acquisition of Simplus, one of the fastest growing Salesforce Platinum Partners in the USA and Australia. Simplus is a recognized leader and advisor in cloud consulting, implementation, data integration, change management and training services for Salesforce CPQ and Billing applications with a broad clientele, across a variety of industries including high-tech, financial services, retail, healthcare, life sciences and manufacturing.

Through this acquisition, coupled with the acquisition of Fluido announced in September 2018, Infosys further elevates its position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

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

Strategy & Consulting: Our multidiscipline, broadly informed consulting team leverages the connected screen and touch point neutral strategies, and effective plans to reimagine, reshape and retool our clients’ businesses to drive rapid change, better positioning them for growth in a digital world.

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

Our acquisitions to accelerate Digital Design and Experience Capabilities include:

WongDoody: WongDoody is Infosys’ Experience Design arm focused on North America. WongDoody currently has studios in Seattle, Los Angeles and New York and is part of Infosys’ global connected network of Experience Design (XD) studios. WongDoody will help to leverage award-winning, globally recognized strategic and creative capabilities to create the digital products, services and campaigns of the future, helping align CMOs and CIOs around their most critical initiatives. By combining WongDoody’s customer insights and design, with Infosys’ global reach and technological strength we deliver an end-to-end solution, driving digital business transformation for the Global Fortune 2000.

Brilliant Basics: Brilliant Basics (BB) is Infosys’ Experience Design arm focused on Europe. BB currently has studios in London, Berlin and Amsterdam and is part of Infosys’ global connected network of XD studios. Conversation to Creation is our approach to bringing Design, Technology and Business together to create products, services and experiences that would make life better, and that transform our clients into design-led companies.

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

Application Management Capabilities

Our Application Management services help our clients reduce their cost of IT operations, deliver higher business value, and bring technology innovation to transform and grow their business. We bring-in efficiencies through an industrialized, IP-based service delivery model. Through our automation platform, we enhance productivity and ensure consistent high-quality service delivery. Using machine learning algorithms and natural language processing, we are able to mine rich insights from IT support data and drive IT improvement strategies.

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

We have a dedicated team, which continuously monitors technology and business trends and develops solutions and accelerators that enable us to deliver best-in-class application management services to our clients.

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

We help customers achieve all these using systems that can work with the huge data volumes and enable near real-time insights through high-speed data ingestion and processing capabilities. The ‘Infosys Information Platform’ provides such capabilities with a reduced time-to-market, and significantly lowers the cost envelope for driving insights and predictive and prescriptive analytics.

The practice’s service offerings include:

•

DNA Strategy Consulting: define DNA strategy, roadmap and governance, advice on technology, architecture choices and assist our clients build their data, analytics and business intelligence competency centers.

•	Big Data, Architecture and Technology Consulting: define and implement end-to-end enterprise information architecture and enable clients to move onto the Infosys Information Platform.
•	Data Monetization to discover and realize new insights-led opportunities, unique to the business, to amplify outcomes and also innovate in unexplored directions.
•	Data Modernization to build a boundaryless data landscape powered by the cloud to scale data and pervasive analytics to democratize its consumption.
•	Data Consulting to shape the strategies, processes, structures and functional blueprints required to industrialize data capabilities and effectively manage change through the evolution.
•	Data Operations to codify the complexity of a boundaryless data landscape into agile, easy-to-manage operations driven by extreme automation.
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

We have over twenty years’ experience in delivering excellence to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and business process management (BPM). Our offerings include:

•

Mechanical products and systems, including the design and rendering of automotive, aircraft and industrial subsystems such as lightweight composite aero-structures, and design optimization leveraging knowledge-based engineering (KBE).

•	Communications engineering, including media services such as interactive TV solutions, large-scale network engineering, and enabling enterprise collaboration.
•

Electronic products and systems, ranging from the new product development (NPD) of home security and automation solutions and wearable medical devices, to high-end advanced driver assistance systems (ADAS) connected car solutions.

•	Software Product Development Services (SPDS) incorporating new technologies that enable clients across multiple industries to further differentiate their offerings.
•	Product Lifecycle Management (PLM), including implementation, systems integration and solution development.

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

Infosys has also made large investments to create comprehensive platforms and solutions aimed at addressing hybrid IT management and the industrialization of services. The platforms include:

•

Infosys Poly Cloud Platform: Today, most of the enterprises are in a pre-cloud era and have started to adopt cloud native, apps and platform-centric approaches. The Infosys Polycloud Platform, which enables enterprises to build vendor-agnostic solutions across cloud providers without worrying about getting locked in, while providing the flexibility to port from one provider to another. The Infosys Polycloud platform comprises the Smart Catalog, Telemetry Hub and an overall governance and security framework providing a seamless experience for multiple personas.

•

Infosys Automation Suite: Along with Infosys' IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation.

AI and Automation Capabilities

AI & Automation are dedicated capabilities at Infosys covering consulting, platform implementation, platform co-creation for client in AI & Automation space like Chatbots, Robotic Process Automation, Machine Learning, Cognitive Services and Analytics. This service line is product agnostic and has competency in products like Watson, Nia, Azure AI/Cortana, Automation Anywhere, Blue Prism, UIPath and Workfusion. Core Offerings include:

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

iCETS has developed and deployed platforms for our service lines that include Infosys Application Management Platform (iAMP) for next generation application management, Smart Asset Store for reusable assets, data analysis and migration tools that support DNA, Oracle and SAP Practices, platforms for data privacy, data testing and functional testing for IVS and IOT platform for Engineering Service. Infosys Enterprise Gamification Platform, recognized as an industry leading platform, was incubated by iCETS along with location-based services and hyper personalized visualization/video. NIA Chatbot developed by iCETS has been recognized by industry Analysts and our clients alike. iCETS cybersecurity platform is core to our services in this space.

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

iCETS anchors university relationships and has established ongoing research and talent program with Stanford University and Cornell University. These initiatives are leveraged by our IP development teams.

We launched a program to programmatically sense, curate, incubate and scale startup networks complementing our services, called the ‘Infosys Innovation Network’ (IIN). A council of emerging technology experts, sales and delivery leadership have reviewed over 1000 startups in detail from across the world to identified opportunities for further incubation and scaling. For the selected startups, we extend easy access to our vast network of global clients, creating new opportunities for them. We support these startups to scale by complementing their offerings with Infosys intellectual property and enterprise services capability - bringing together best of global innovation and reliable scale to our clients. If the start-ups we partner with meet our investment criteria, we could also provide them with equity capital as a minority shareholder. We believe our ability to orchestrate several startups across emerging technologies like AI, Cybersecurity, Automation, Data Management, AR/ VR, blockchain and IOT is helping us address innovation needs across client priority areas like mortgage transformation, 5G, Smart Grids, Ambient spaces, business resilience, etc. We have been able to create new revenue streams with our startup partnerships in our data and engineering services. We are currently in discussion with several startups with offerings to fight the COVID-19 crisis serving both our clients and our Nations, helping our citizens and clients to get to new normal.

Business Process Management Capabilities

As part of our strategy, Infosys BPO has been renamed as Infosys BPM during fiscal 2018. This change in name is a true reflection of the paradigm shift in the nature of services that we offer and signifies our vision of ‘reimagining business processes’. Through our integrated ‘business domain people + software + empathy = humanware with ignited minds’ approach, we continue to co-create business value for our clients, by reshaping stakeholder experience.

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

Our objective is to meet our client’s business metrics by driving business value through process digitization, data driven decision making, automation, AI and vertical platforms, deep domain business expertise and enhanced visualization across the operations value chain. We are constantly working towards shaping ourselves as ‘advisors and practitioner consultants’ for our clients by enhancing the business efficiency, effectiveness and experience.

Infosys took a majority shareholding in Stater N.V., that offers pure-play, end-to-end mortgage administration services in the Netherlands, Belgium and Germany. Stater is a market leader in the Benelux region, operating across the mortgage and consumer lending value chain with deep capabilities in digital origination, servicing and collection. Stater also brings deep European mortgage expertise and a robust digital platform to drive superior customer experience. Infosys will drive the digital transformation roadmap of Stater with accelerators such as dynamic workflow, API layers, RPA and analytics.

Infosys completed the formation of a joint venture with Hitachi, Ltd., Panasonic Corporation and Pasona Inc., strategically enhancing its presence in Japan. The joint venture, formed by complementary, iconic companies coming together, is designed to accelerate business process transformation leveraging digital procurement platforms for the local and global needs of Japanese corporations. Infosys will bring its global expertise in procurement processes, consulting, analytics and digital technologies such as AI and Robotic Process Automation (RPA) to the venture. Combined with Hitachi and Panasonic’s knowledge of their procurement functions and local teams, and Pasona’s human capital and BPM networks in Japan, the entity will provide differentiated, end-to-end, efficient and high value procurement capabilities to corporations.

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

Infosys Edge

Edge suite includes – AssistEdge®, CollectEdge®, TradeEdge® and ProcureEdge®. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge®

is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. CollectEdge® is an AI powered product designed to help lending organizations reduce delinquency rates, boost recoveries, improve operational efficiencies and enhance customer experience. TradeEdge® helps global companies, reach billions of new consumers and increase revenues while reducing non-productive inventory. ProcureEdge® helps global organizations to continuously discover and realize value across their Source-to-Pay (S2P) cycle through automation.

Finacle®

Finacle® is an industry-leading universal banking solution suite. It addresses core banking, online banking, mobile banking, payments, treasury, origination, liquidity management, Islamic banking, wealth management, analytics and blockchain-based needs of financial institutions worldwide.

Infosys Nia®

Infosys Nia® is our knowledge-based AI platform that applies next-generation AI and machine learning to dramatically improve business and IT processes. The platform collects, aggregates and transforms organizational information; captures know-how across people, processes and legacy systems; and learns from them, using this knowledge-base to amplify human capabilities. Infosys Nia® empowers enterprises to continuously transform systems and processes to meet the challenges of the dynamic business environment.

Infosys Nia Data is an advanced data analytics and machine learning platform that enables businesses to operationalize their data assets and uncover new opportunities for rapid innovation and growth.

Infosys Nia Knowledge is a platform that captures, formalizes, and processes knowledge and represents it in a powerful ontology-based structure. This allows the reuse of knowledge even as the underlying systems change.

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

Skava®

Skava, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering a highly versatile technology platform in the industry. Skava® enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2020	2019	2018
North America	61.5%	60.5%	60.4%
Europe	24.1%	24.1%	23.7%
Rest of the World	11.8%	12.9%	12.7%
India	2.6%	2.5%	3.2%
Total	100.0%	100.0%	100.0%

Segment reorganization

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequently, the prior year comparatives for the fiscal 2018 have been restated. Refer to Note 2.21 in Item 18 of this Annual Report on Form 20-F for further details.

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2020	2019	2018
Financial services	31.5%	32.0%	32.8%
Retail	15.5%	16.4%	16.1%
Communications	13.2%	12.6%	12.6%
Energy, Utilities, Resources and Services	12.9%	12.5%	11.8%
Manufacturing	10.1%	9.9%	9.4%
Hi-Tech	7.7%	7.5%	7.3%
Life Sciences	6.4%	6.3%	6.7%
All Other segments	2.7%	2.8%	3.3%
Total	100.0%	100.0%	100.0%

For fiscal 2020, 2019 and 2018 our largest client contributed 3.1%, 3.6% and 3.4%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, in 46 countries around the world, that focus on specific industries and geographies. Our blend of geographic reach and industry knowledge allows us to deliver global expertise locally while tailoring it to each client's needs. Our strategy is focused on articulating and demonstrating how we help enterprises navigate their next to build their Live Enterprise.

Infosys branding aspires to position Infosys as the next-generation digital services company that helps enterprises steer through the next milestone of their digital journey. Our brand is built around the premise that our almost four decades of experience in managing the systems and workings of global enterprises uniquely positions us to be the navigators for our clients. We do it by enabling the enterprise with an AI-powered Core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. In this way we help businesses continuously evolve into responsive Live Enterprises.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors arising in new technology areas who are focused on agility, flexibility and innovation.

We typically compete with other large global technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end service capability and solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In the future, we expect intensified competition. In particular, we expect increased competition from firms that offer technology-based solutions to business problems and from firm’s incumbent in those market segments. Additionally, insourcing of technology services by the technology departments of our clients is another ongoing competitive threat.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2020, we employed 242,371 employees, of which 228,449 are professionals involved in service delivery to clients, including trainees. During fiscal 2020, we added 14,248 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

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

During fiscal 2020, we received 2,141,373 employment applications, interviewed 150,130 applicants and extended offer of employment to 83,319 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2020, we have applied for 765 unique patent applications in India, the U.S. and other jurisdictions. We have been granted 451 patents by the United States Patent and Trademark Office, 1 patent by the Luxembourg Patent Office, 16 patents by the Indian Patent Office, 1 patent by the Intellectual Property Office of Singapore and 3 patents by African Regional Intellectual Property Organization. We also have 47 trademarks registered across classes identified for various goods and services in India and in other countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of such incentive, our operations have been subject to relatively lower Indian tax liabilities. The Taxation Laws (Amendment) Act, 2019 has provided an option to domestic companies to opt for concessional tax rate of 25.17% under section 115BAA of the Income Tax Act, 1961 subject to certain conditions including not availing certain deductions or exemptions under the Income Act.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more (approximately $66 million), turnover of rupees one thousand crore or more (approximately $132 million) or a net profit of rupees five crore or more (approximately $1 million) during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of its average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the Company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $54 million was contributed towards corporate social responsibility activities during fiscal 2020.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

SEC Investigation and Regulatory Inquiry

The Audit Committee appointed an external legal counsel to conduct an independent investigation into allegations made in anonymous whistleblower complaints received by the Company. This was disclosed to the Stock Exchanges and the Securities and Exchange Commission (SEC) on Form 6-K on October 22, 2019. The outcome of the investigation did not result in restatement of previously issued financial statements and this was disclosed in a press release which was filed with the Stock Exchanges and SEC on Form 6-K on January 10,2020. The Company cooperated with an investigation by the SEC in regard to the whistleblower matter. In March 2020, the Company received notification from the SEC, that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. Further, the Company has responded to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information.

Additionally, in October 2019, a purported class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers. The complaint was brought on behalf of a putative class, consisting of persons or entities who purchased the Company’s publicly traded securities between July 7, 2018 and October 20, 2019, and purported to bring claims for violations of the US federal securities laws. On May 21, 2020, the plaintiff filed a stipulation which voluntarily dismissed the action without prejudice.

C. ORGANIZATIONAL STRUCTURE

Refer to Note 2.20, Related Party transactions under Item 18 of this Annual Report on Form 20-F for details about our subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.7 million square feet of land and 6.8 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 982,000 square feet in Electronics City which accommodate approximately 10,400 employees.

Our capital expenditure on property, plant and equipment for fiscal 2020, 2019 and 2018 was $465 million, $349 million, and $310 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2020, we had contractual commitments for capital expenditure of $180 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 220 locations across 46 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,587,416	34,844	Owned	4,692,563	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,127,184	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,317	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	615,485	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,187	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	157,984	696	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,217	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	11,058	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,003,345	23,934	Owned	19,618,277	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,740,424	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	—	—	—	6,970	Leased
Mysore (Hebbal Electronic City), Karnataka	11,824,218	15,898	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	129,700	413	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,315	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,026,409	9,066	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,178,009	Leased
Jaipur (M-City), Rajasthan	778,245	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	26,900	288	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	363,680	1,386	Owned	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	8,205	—	Owned	9,212,758	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Indianapolis USA Northwest Quarter Sec 23&24th Morion County	—	—	—	2,449,693	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

(1)	The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. and land over 440,000 sq. ft including buildings on these lands.

Additionally, we have opened hubs at Indianapolis, Connecticut, North Carolina, Phoenix, Rhode Island and Texas in United States where we have commissioned approximately 450,000 sq, ft area with approximately 3,300 seating capacity.

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have committed, and expect to continue to commit in the future, a portion of our resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

TREND INFORMATION

This information is set forth under the caption entitled ’Management's Discussion and Analysis of Financial Condition and Results of Operations’ below and is incorporated herein by reference.

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

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors and contributing to the communities that we operate in.

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

We continue to embrace a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1.	Scale Agile Digital
2.	Energize the core
3.	Reskill our people
4.	Expand localization

Our primary geographic markets are North America, Europe, Rest of the World and India. We serve clients in financial services and insurance; retail, consumer packaged goods and logistics; communication, telecom OEM and Media; energy, utilities, resource and services; manufacturing; hi-tech; life sciences and healthcare.

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

COVID-19

The World Health Organization declared a global pandemic of the novel coronavirus disease (COVID-19) on February 11, 2020. The disease has infected millions of people across the world. To prevent the rapid rise of infections, governments of almost all countries severely restricted travel, mandated extreme “social distancing” measures and reduced demand-supply chains to only those that are “essential”. Office complexes, such as our campuses and our client offices and supplier offices have been asked to operate with minimal or no staff for extended periods of time. This in turn, has caused uncertainty in near term demand for our services from clients and disruptions in our ability to service some of our client engagements.

The crisis has affected, and continues to impact, our key stakeholders – employees, clients, vendor partners and the communities that we operate in. In responding to this crisis, our primary objective is to ensure the safety of our employees world-wide, to deliver our client commitments, and put in place mechanisms to protect the financial well-being of the Company and protect its long-term prospects.

To effectively respond to and manage to this crisis, we triggered our business continuity management program and set up a cross functional core governance team, chaired by our Chief Operating Officer, with representation from each of our global regions and from relevant functions within the organization.

Prioritizing Employees

In keeping with our employee-first approach, we quickly instituted measures to trace all employees of the company and assure ourselves of their well-being.

We set up global communication channels to ensure constant updates of status and consistent communication of decisions and to alleviate concerns of our employees and clients. These included a 24x7 helpdesk, regular teleconferences and videoconferences with Company leadership, employee town halls and extensive email communication. We also set up counselling sessions for employees to provide them emotional support and to provide health tips for their well-being in the current situation.

To provide a safe work environment for our employees and partners, the following actions have been taken:

•	Established processes for reporting, quarantining and supporting any personnel suspected of or confirmed having tested positive for the disease.
•	Established detailed protocol for evacuation and sanitization of our office buildings in the event of a suspected or confirmed health incident.
•	Increased cadence of sanitization of our office facilities and transport vehicles, and implemented various social distancing measures in our campuses.
•	Ensured availability of thermal scanners, masks, hygiene products, medicines and medical facilities at our offices.
•	Issued travel advisories to our employees and partners in line with government regulations and restricted participation in any events that have large gatherings.
•

Made required arrangements to ensure the safety and wellbeing of our employees who have travelled for business to locations outside their home country and are currently restricted from travelling back.

•	Created detailed plans for enabling return-to-work in a phased manner, that emphasize social distancing and hygiene.

Business Continuity

Most of our office locations, around the world, are currently operating on a minimally-staffed basis or completely shut down in compliance with local government orders. In India, where the majority of our workforce is based, the government has mandated a lockdown starting March 25, 2020. As of the date of this filing, only a small percentage of employees have been allowed to return to our office campuses in India.

To ensure continuity for our client projects, we have taken the following actions:

•	Bringing additional focus to communication, co-ordination and partnership with clients
•	Implemented the agreed-upon business continuity plans in coordination with our clients.
•

Enabled remote working for our employees worldwide via secure laptop and desktops. By March 20, 2020, we had enabled 93% of our employees to be able to work remotely. As of the date of this filing, 98% of our employees are enabled.

•	Only essential and critical services for our clients and our own operations are being supported from our campuses in India.
•	Increased bandwidth capacities for our data networks and monitoring usage.
•	Enabled extensive use of collaboration platforms.
•	Published guidelines for employees to work from home, including sensitizing them about the aspects of confidentiality, data privacy and cyber threats.
•	Implemented information security controls for remote working and activity monitoring.
•	Continue to monitor the productivity of employees as they work remotely, and any impacts to client deliverables.

Community Outreach

As a responsible member of the communities we serve and operate in, we are contributing to various COVID-19 related programs in India and the United States.

•

Rs.100 crore (approximately $14 million) support contribution from the Infosys Foundation in India, of which 50% is towards the Prime Ministers CARES Fund. The balance 50% is being used for expanding hospital capacity for treatment, provision of ventilators, personal protective equipment for healthcare workers and to ensure access to food and nutrition for migrant workers. In addition, the Infosys Foundation in India is helping to set up a dedicated hospital in Bangalore for treatment of COVID-19 patients.

•	Contributing in building various technology-based solutions for local governments in India and the USA for contact tracing and follow up.
•	Infosys Foundation USA, via its Pathfinders Institute, has made available its entire curricula of online computer education to schoolteachers, educators and families.
•	In the UK, our teams have been instrumental in rapidly building an application for rapid recruitment of professionals into the NHS.
•	Several volunteers in our development centers have been helping distribute food essentials to poorer sections of the community with door to door visits.
•	We initiated a campaign for employees to donate part of their salary to the COVID -19 fund.

Business Implications

The impact of COVID-19 in the last quarter of fiscal 2020 was not significant on the Company. Two-third of that impact was supply led – as we were ramping up our enablement of work-from-home. About a third of that impact was demand led – in part due to lack of approvals from clients for our employees on their projects to work from home and in part because of ramp down in some client projects.

The Company anticipates a continued slowdown in client technology spending in the near-term, influenced by a broader global economic recession and impact to certain sectors. In the near term, this could result in continued lower demand for our services and solutions, especially in areas of discretionary technology related spending by our clients. However, in the longer term, we see increased opportunity for our business as enterprises accelerate their digital transformation initiatives.

With some impact due to project deferrals and softening of discretionary spends, there will be some margin pressure in the near term. In response to these new contours of projected demand, Infosys is working to optimize its cost structure and operational rigor to ensure execution excellence of our operations. Some of the activities initiated are:

•

Improve liquidity and cash management with a rigorous focus on working capital cycles, including collections, receivables and any other blocked cash. Leverage our debt free Balance Sheet and a superior local currency credit rating of A3 from Moody’s if required.

•	Reduce capital expenditures other than any committed or non-discretionary expenditures.
•

Accelerate operational cost optimization initiatives such as automation, employee pyramid rationalization, controlling onsite-offshore ratios, optimizing subcontractor and travel costs, deferring employee compensation revisions and promotions, and delaying hiring of new employees.

A detailed description of specific risks arising from the COVID-19 pandemic is included in the Risks Factors section of this Annual Report.

Cybersecurity

Our business and operations are subject to cybersecurity and other information security risks that could have a material effect on our results of operations, liquidity, and financial condition. For discussion of these risks, please see section entitled ‘Risk Factors’ in this Annual Report on Form 20-F.

Key matters pertaining to subsidiaries

Acquisitions

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of ownership and voting interests in Hitachi Procurement Service Co. Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million). HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020 is 81%. The non-controlling shareholders of HIPUS have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

On May 23, 2019, Infosys Consulting Pte Limited acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020 is 75%. The Group has a call option to acquire the remaining shareholdings held by non-controlling interests in Stater. The non-controlling shareholders of Stater also have a put option which, if exercised, would require the Group to purchase the remaining shares in Stater. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million, comprising of cash consideration of $180 million, contingent consideration of up to $20 million and additional performance bonus and retention payouts of up to $50 million payable to the employees of Simplus over the next three years from the acquisition date, subject to their continuous employment with the group and meeting certain targets. Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries.

Corporate actions

Capital allocation policy

Fiscal 2020

The Board in its meeting on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback payouts include applicable taxes.

Buyback completed in August 2019

The Board in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Board decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT). Additionally, the Board had identified an amount of up to ₹13,000 crore (approximately $2 billion) to be paid to shareholders in the form of

•

A special dividend of ₹5 per share ($0.08 per share) (adjusted for September 2018 bonus issue) to be paid in June 2018. This resulted in a subsequent payout of ₹2,633 crore ($386 million) (including dividend distribution tax and divided paid on treasury shares).

•

Identified an amount of up to approximately ₹10,400 crore (approximately $1.6 billion) to be paid out to shareholders for fiscal 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals

In line with the above, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares from the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders’ approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share ($0.06 per share) that resulted in a payout of approximately ₹2,107 crore (approximately $296 million) (including dividend distribution tax and divided paid on treasury shares converted using exchange rate on the date of payment).

The shareholders approved the proposal of the above buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges at the maximum buyback price of ₹800 per equity share. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore ($386 million) already paid in June 2018, the Company completed the distribution of ₹13,000 crore ($1,866 million*) which was announced as part of its capital allocation policy in April 2018.

*As the USD/INR exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,866 million (comprising $1,184 million pertaining to the buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $296 million towards special dividend paid to shareholders in January 2019).

2. Dividend

The following table sets forth for the dividend per share declared for fiscal 2020, 2019 and 2018:

	Fiscal 2020		Fiscal 2019		Fiscal 2018(5)
	in ₹	in $ (4)	in ₹	in $ (4)	in ₹	in $(4)
-Interim dividend	8.00	0.11	7.00	0.10	6.50	0.10
-Final dividend	9.50(1)	0.13	10.50	0.15	10.25	0.16
-Special dividend	-	-	4.00	0.06	5.00	0.08
	17.50	0.24	21.50	0.31	21.75	0.34

Payout ratio (interim and final dividend)		53.5%(3)(6)		68.1%(2)		69.8%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 20, 2020, subject to the approval by the shareholders at the Annual General Meeting of the Company to be held on June 27, 2020.
(2)	Our past capital allocation policy was to pay up to 70% of free cash flow*. Dividend payouts include Dividend Distribution Tax.
(3)

Our present capital allocation policy is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.

(4)	Converted at the monthly exchange rate in the month of declaration of dividend.
(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)	Based on outstanding number of shares on March 31, 2020.
*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. These Restricted Stock Units (RSUs) and stock options shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

Infosys Expanded Stock Ownership Program 2019

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan). The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) and operating performance metrics of the company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date. A copy of the trust deed for the Trust is filed as an exhibit to this Annual Report.

The following is the summary of grants made under the 2015 Plan and 2019 Plan during fiscal 2020, 2019 and 2018:

Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
2015 Plan
RSU and ESOP - Equity settled
Key Managerial Personnel (KMPs)*	506,526	696,480	2,199,146
Employees other than KMP	3,347,650	3,644,220	3,345,220
	3,854,176	4,340,700	5,544,366
RSU and ESOP- Incentive units (cash settled)
KMPs	180,400	—	—
Employees other than KMP	475,740	74,090	100,080
	656,140	74,090	100,080

2019 Plan
Equity settled RSU
KMPs	352,793	—	—
Employees other than KMP	1,738,500	—	—
	2,091,293	—	—

Total grants	6,601,609	4,414,790	5,644,446

Information in the table above is adjusted for September 2018 bonus issue wherever applicable.

*	Upon Dr. Vishal Sikka's (ex-CEO) resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited.

Refer to Item 6 of this Annual Report on Form 20-F for details on grants to individual KMPs

During the years ended March 31, 2020, March 31, 2019 and March 31, 2018, the Company recorded an employee stock compensation expense of $34 million, $29 million and $13 million, respectively in the statement of comprehensive income.

For additional information of the Company’s stock incentive compensation plans, Refer to Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Adoption of accounting standards

IFRS 16, Leases

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report on Form 20-F for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' (ROU) asset of $420 million, 'Net investment in sublease of ROU asset' of $62 million and a lease liability of $520 million. The cumulative effect of applying the standard, amounting to $6 million was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 has resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The adoption of IFRS 16 has resulted in additional disclosures. Refer to Note 2.8 in Item 18 of this Annual Report on Form 20-F for further details.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2016 to fiscal 2020:

	(Dollars in millions except per share and employee data)
	Fiscal 2020	Fiscal 2016	Compounded annual growth rate
Revenues	12,780	9,501	7.7%
Net profit	2,338	2,052	3.3%
Net profit attributable to Owners of the company	2,331	2,052	3.2%
Earnings per equity share (Basic)	0.55	0.45*	5.1%
Earnings per equity share (Diluted)	0.55	0.45*	5.1%
Number of employees at the end of the fiscal year	242,371	194,044	5.7%

*	Adjusted for bonus issue

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume as well as an expansion in the solutions that we provide to our clients. We added 376 new customers (gross) during fiscal 2020 as compared to 345 new customers (gross) during fiscal 2019 and 283 new customers (gross) during fiscal 2018. For fiscal 2020, 2019 and 2018, 97.5%, 97.3% and 98.5%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Revenues	100.0	100.0	100.0
Cost of sales	66.9	65.2	64.0
Gross margin	33.1	34.8	36.0
Operating expenses:
Selling and marketing expenses	5.2	5.4	5.0
Administrative expenses	6.6	6.6	6.7
Total operating expenses	11.8	12.0	11.7
Operating margin	21.3	22.8	24.3
Other income, net	3.1	3.5	4.7
Finance cost	(0.2)	—	—
Reduction in the fair value of Disposal Group held for sale	—	(0.3)	(0.2)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	—	(0.5)	—
Share in net profit/(loss) of associate, including impairment	—	—	(0.1)
Profit before income taxes	24.2	25.5	28.7
Income tax expense	5.9	6.9	6.0
Net margin	18.3	18.6	22.7
Non-controlling interests	(0.1)	—	—
Net margin attributable to owners of the company	18.2	18.6	22.7

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segment based on “Management Approach” as defined under IFRS 8 – Operating Segments. Pursuant to this change, reportable segments are as follows:

•	Financial Services, which includes enterprises in Financial Services and Insurance
•	Retail, which includes enterprises in Retail, Consumer Packaged Goods and Logistics
•	Communication, which includes enterprises in Communication, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences, which includes enterprises in Life sciences and Health care
•	Others, which includes India, Japan, China, Infosys Public Services and other Public Services enterprises

Refer to Note 2.21 in Item 18 of this Annual Report on Form 20-F for further details.

Results for Fiscal 2020 compared to Fiscal 2019

Revenues

Our revenues are generated principally from services provided either on a time-and-materials, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Since we collect revenues as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2020 from fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Revenues	12,780	11,799	981	8.3%

The increase in revenues was primarily attributable to an increase in large deal wins and the volume across most of the segments.

The Group has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements; and (iv) termination or deferment of contracts by customers. Our impact of COVID-19 in the fourth quarter of fiscal 2020 was not significant. Two-third of that impact was supply led – as the Company was ramping up enablement of work from home. About a third of that impact was demand led – partly from clients who have started giving us approvals to work from home and partly because of ramp downs in some client projects.

Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

The Company defines digital revenues as a set of use cases that drives business outcomes for clients across five areas which are Experience, Insight, Innovate, Accelerate and Assure.

Refer to section ‘Our Strategy’ under Item 4 of this Annual Report on Form 20-F for further details.

The table below sets forth the percentage of our revenues by digital and core services for fiscal 2020 and fiscal 2019:

	Percentage of revenues
	Fiscal 2020	Fiscal 2019
Digital revenue	39.2%	31.2%
Core revenue	60.8%	68.8%

The following table sets forth our revenues by business segments for fiscal 2020 and fiscal 2019:

Business Segments	Percentage of Revenues
	Fiscal 2020	Fiscal 2019
Financial Services	31.5%	32.0%
Retail	15.5%	16.4%
Communication	13.2%	12.6%
Energy, Utilities, Resources and Services	12.9%	12.6%
Manufacturing	10.1%	9.8%
Hi-Tech	7.7%	7.5%
Life Sciences	6.4%	6.3%
All other Segments	2.7%	2.8%

There were significant currency movements during fiscal 2020 as compared to fiscal 2019. The U.S. dollar appreciated by 3.1% against the United Kingdom Pound Sterling, 4.3% against the Euro and by 6.8% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2020 is $12,780 million, a growth of 8.3%. As against this, our revenues in constant currency terms for fiscal 2020 grew by 9.8% in comparison to fiscal 2019.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2020 and fiscal 2019 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

	Business segment profit %
Business Segments	Fiscal 2020	Fiscal 2019
Financial Services	25.5%	26.0%
Retail	30.0%	29.8%
Communication	20.2%	24.2%
Energy, Utilities, Resources and Services	27.4%	24.5%
Manufacturing	22.5%	22.7%
Hi-Tech	22.9%	25.2%
Life Sciences	24.6%	27.2%
All other Segments	2.6%	4.9%

Overall segment profitability has decreased primarily on account of compensation increase, higher visa cost for H1 visas and cross currency fluctuations partially offset by benefit on account of rupee depreciation and cost optimization benefits. Consequent to adoption of IFRS 16 - Leases effective April 1, 2019, lease rentals considered earlier under segment profitability are now excluded as amortization of ROU assets is considered as unallocable expenses for the year ended March 31, 2020.

Communication profitability was lower mainly on account of higher onsite mix, higher subcontractor costs and lower margins on large deal during the year.

Energy, Utilities, Resources and Services profitability improved mainly on account of higher realization (revenue per billed person month), lower subcontractor costs and increase in deals with better margins.

Hitech profitability was lower mainly on account of reduction in realization and higher onsite mix.

Life Sciences profitability was lower mainly on account of reduction in realization.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2020 and fiscal 2019:

	Percentage of revenues
	Fiscal 2020	Fiscal 2019
Onsite revenue	54.8%	54.9%
Offshore revenue	45.2%	45.1%

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

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2020 and fiscal 2019:

	Fiscal 2020	Fiscal 2019
Onsite effort	28.1%	28.6%
Offshore effort	71.9%	71.4%

Revenues from software services represented 93.9% and 94.8% of total revenues for fiscal 2020 and fiscal 2019, respectively. We also generate revenue from products and platforms, which represented 6.1% and 5.2% of our total revenues for fiscal 2020 and fiscal 2019, respectively.

The percentage of revenue from fixed price contracts for each of fiscal 2020 and fiscal 2019 was approximately 55%.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2020	Fiscal 2019
Including trainees	80.3%	80.1%
Excluding trainees	84.0%	84.3%

The following table sets forth our revenues by geography for fiscal 2020 and fiscal 2019:

Geography	Percentage of revenues
	Fiscal 2020	Fiscal 2019
North America	61.5%	60.5%
Europe	24.1%	24.1%
Rest of the World	11.8%	12.9%
India	2.6%	2.5%

During fiscal 2020, the total billed person-months for our IT services professionals grew by 8.0% compared to fiscal 2019. The onsite and offshore billed person-months for our IT services professionals grew by 6.0% and 8.9%, respectively. During fiscal 2020, there was a 1.9% decrease in offshore revenue realization, and a 0.2% increase in the onsite revenue realization of our IT services professionals when compared to fiscal 2019. On a blended basis, the revenue realization decreased by 1.5% during fiscal 2020 when compared to fiscal 2019. Revenue realization is defined as revenue per billed person month.

Revenue per employee has increased from $54,038 in fiscal 2019 to $54,142 in fiscal 2020.

Cost of sales

The following table sets forth our cost of sales for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Cost of sales	8,552	7,687	865	11.3%
As a percentage of revenue	66.9%	65.2%

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Employee benefit costs	6,406	5,780	626
Depreciation and amortization	407	287	120
Travelling costs	288	253	35
Cost of technical sub-contractors	945	860	85
Cost of Software packages for own use	142	129	13
Third party items bought for service delivery to clients	234	231	3
Operating lease payments	—	52	(52)
Short-term leases	9	—	9
Consultancy and professional charges	7	6	1
Communication costs	42	34	8
Repairs and maintenance	71	53	18
Other expenses	1	2	(1)
Total cost of sales	8,552	7,687	865

The increase in cost of sales as a percentage of revenue, during fiscal 2020 from fiscal 2019 was primarily due to an increase in cost of efforts (comprising employee cost and cost of technical sub-contractors), travelling cost, depreciation and amortization and cross currency fluctuations partially offset by a decline in operating lease payments and a benefit on account of rupee depreciation. The increase in depreciation and amortization cost is mainly on account of adoption of IFRS 16- Leases which resulted in recording ROU asset and the corresponding amortization expense, amortization of intangibles on account of acquisitions and asset additions.

The cost of efforts has increased mainly on an account of increase in volume, increase in compensation, increase in usage of technical sub-contractors to meet the talent crunch and lower utilization partially offset by improvement in onsite mix.

Gross profit

The following table sets forth our gross profit for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Gross profit	4,228	4,112	116
As a percentage of revenue	33.1%	34.8%

The gross margins for fiscal 2020, were impacted by an increase in cost of efforts, travelling cost, depreciation and amortization and cross currency fluctuations partially offset by a benefit on account of rupee depreciation.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Selling and marketing expenses	664	638	26	4.1%
As a percentage of revenue	5.2%	5.4%

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Employee benefit costs	510	462	48
Travelling costs	53	59	(6)
Branding and marketing	74	69	5
Operating lease payments	—	11	(11)
Short-term leases	1	—	1
Consultancy and professional charges	17	28	(11)
Communication costs	2	3	(1)
Other expenses	7	6	1
Total selling and marketing expenses	664	638	26

The selling and marketing expenses have marginally reduced as a percentage of revenue by 0.2% during fiscal 2020 from fiscal 2019, mainly on account of a decrease in consultancy and professional charges and a reduction in operating lease payments on adoption of IFRS 16 – Leases from fiscal 2020 resulting in amortization expense of Right of Use assets considered under cost of sales partially offset by an increase in employee benefit cost.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Administrative expenses	840	778	62	8.0%
As a percentage of revenue	6.6%	6.6%

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Employee benefit costs	252	226	26
Consultancy and professional charges	163	154	9
Repairs and maintenance	151	134	17
Power and fuel	32	32	—
Communication costs	30	31	(1)
Travelling costs	41	36	5
Rates and taxes	27	27	—
Operating lease payments	—	20	(20)
Short-term leases	3	—	3
Insurance charges	12	9	3
Impairment loss recognized/(reversed) on financial assets	24	35	(11)
Commission to non-whole-time directors	1	1	—
Contribution towards Corporate Social Responsibility (CSR)	54	38	16
Other expenses	50	35	15
Total administrative expenses	840	778	62

The administrative expenses as a percentage of revenue has remained constant for fiscal 2020 as compared to fiscal 2019. The employee benefit costs as a percentage of revenue has marginally increased by 0.1% in fiscal 2020 as compared to fiscal 2019 partially offset by reduction in impairment losses on financial assets due to specific provisions made for certain customers in the previous fiscal year and reduction in operating lease payments on adoption of IFRS 16 – Leases from fiscal 2020 resulting in amortization of Right of Use assets considered under cost of sales.

In accordance with the requirements of the Indian Companies Act, 2013, $54 million and $38 million, were contributed towards Corporate Social Responsibility activities during fiscal 2020 and fiscal 2019, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Operating profit	2,724	2,696	28
As a percentage of revenue	21.3%	22.8%

The decrease in operating profit as a percentage of revenue for fiscal 2020 from fiscal 2019 was primarily attributable to a decrease of 1.7% in gross profit as a percentage of revenue, during the same period partially offset by a decrease in selling and marketing expenses as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Other income, net	395	411	(16)	(3.9)%
Finance cost	24	—	24	—

Other income for fiscal 2020 primarily includes income/gain from investments of $259 million, foreign exchange gain of $139 million on translation of other assets and liabilities and foreign exchange loss of $66 million on forward and option contracts.

Other income for fiscal 2019 primarily includes income/gain from investments of $317 million, foreign exchange gain of $18 million on translation of other assets and liabilities, foreign exchange gain of $27 million on forward and option contracts.

Interest income in fiscal 2020 has declined as compared to fiscal 2019 primarily due to a decrease in investible base mainly on account of execution of the Capital Allocation Policy of the Company.

Interest income on income tax refund for fiscal 2020 is $37 million compared to $7 million for fiscal 2019.

Finance cost is on account of adoption of IFRS 16 – Leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Disposal Group reclassified as Held for Sale

During the year ended March 2018, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “disposal group”. The disposal group was classified and presented separately as “Held for Sale” and was carried at the lower of carrying value and fair value. During fiscal 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company recorded a reduction in the fair value of disposal group held for sale amounting to $39 million in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group did not meet the criteria for “Held for Sale” classification because it was no longer highly probable that sale would be consummated by March 31, 2019 (twelve months from date of initial classification as “Held for Sale”) Accordingly, in accordance with IFRS 5 -"Non-current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava were included on a line by line basis in the consolidated financial statements for the year ended and as at March 31, 2019. On reclassification from “Held for Sale”, the assets of Panaya and Skava were remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million in respect of Skava in the consolidated statement of comprehensive income for fiscal 2019.

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

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currencies in which our revenues for fiscal 2020 and fiscal 2019 were denominated:

Currency	Percentage of Revenues
	Fiscal 2020	Fiscal 2019
U.S. dollar	67.5%	67.3%
United Kingdom Pound Sterling	4.9%	5.0%
Euro	12.4%	11.9%
Australian dollar	6.8%	7.9%
Others	8.4%	7.9%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2020 and fiscal 2019:

	Fiscal 2020 (₹)	Fiscal 2019 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	71.01	70.04	(1.4)%
United Kingdom Pound Sterling	90.02	91.86	2.0%
Euro	78.76	80.98	2.7%
Australian dollar	48.13	50.92	5.5%

	Fiscal 2020 (₹)	Fiscal 2019 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	69.16	65.18
United Kingdom Pound Sterling	90.53	92.28
Euro	77.67	80.81
Australian dollar	49.02	50.05
Exchange rate at the end of the period: (b)
U.S. dollar	75.67	69.16
United Kingdom Pound Sterling	93.50	90.53
Euro	82.77	77.67
Australian dollar	46.08	49.02
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(9.4)%	(6.1)%
United Kingdom Pound Sterling	(3.3)%	1.9%
Euro	(6.6)%	3.9%
Australian dollar	6.0%	2.1%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2020 and fiscal 2019:

	Fiscal 2020 ($)	Fiscal 2019 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
United Kingdom Pound Sterling	1.27	1.31	3.1%
Euro	1.11	1.16	4.3%
Australian dollar	0.68	0.73	6.8%

	Fiscal 2020 ($)	Fiscal 2019 ($)
Exchange rate at the beginning of the period: (a)
United Kingdom Pound Sterling	1.31	1.42
Euro	1.12	1.24
Australian dollars	0.71	0.77
Exchange rate at the end of the period: (b)
United Kingdom Pound Sterling	1.24	1.31
Euro	1.09	1.12
Australian dollar	0.61	0.71
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
United Kingdom Pound Sterling	5.3%	7.7%
Euro	2.7%	9.7%
Australian dollar	14.1%	7.8%

Depreciation/appreciation in the exchange rate between the Indian rupee or other currencies and the U.S. dollar affects our margins positively/negatively. The exchange rate between the Indian rupee, other currencies and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors - Risks Related to Our Cost Structure - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F

We recorded a foreign exchange loss of $66 million for fiscal 2020 as compared to gain of $27 million for fiscal 2019 on account of foreign exchange forward and option contracts and foreign exchange gain of $139 million and of $18 million on translation of other assets and liabilities for fiscal 2020 and fiscal 2019, respectively.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical disclosures on revenue in Note 2.10 of Item 18 of this Annual Report on Form 20-F are based on the domicile of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geography. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

The applicable Indian Corporate statutory tax rate for each of the years ended March 31, 2020 and 2019 is 34.94%.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of software from the units registered under the Software Technology Parks Scheme (STP) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all of our STP units are now taxable. SEZ units that began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $383 million and $386 million for fiscal 2020 and 2019, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2020 and fiscal 2019 was $0.09 each. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change	Percentage Change
Income tax expense	757	803	(46)	(5.7)%
Effective tax rate	24.5%	26.7%

Our effective tax rate has decreased to 24.5% in fiscal 2020 from 26.7% in fiscal 2019. Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions and other tax deductions. The decrease in effective tax rate from fiscal 2019 to fiscal 2020 was mainly due to an increase in tax reversal (net), reduction in non-deductible expenses partially offset by decrease in tax benefits from SEZ units as a percentage of profit before income tax.

During fiscal 2019, the Company entered into Advance Pricing Arrangement (APA) in an overseas jurisdiction resulting in a reversal of income tax expense of $7 million which pertained to prior periods.

Additionally, income tax expense for fiscal 2020 and fiscal 2019 includes reversal (net of provisions) of $52 million and $18 million, respectively. For fiscal 2020, the tax reversals comprise of reversal of provisions of $64 million made in earlier periods which is offset by an additional tax provision of $12 million pertaining to prior periods. For fiscal 2019, the tax reversals comprise of reversal of provisions of $42 million made in earlier periods which is offset by an additional tax provision of $24 million pertaining to prior periods.

These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions and on account of changes to tax regulations. The additional provision pertaining to prior periods is primarily due to audits, assessments and filing of tax returns in various jurisdiction.

Non-deductible expenses for fiscal 2019 includes amounts towards reduction in the fair value of disposal group held for sale and adjustment in respect of excess of carrying amount over recoverable amount.

As at March 31, 2020, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to $443 million (₹3,353 crore).

The amount paid to statutory authorities against the above tax claims amounted to $707 million (₹5,352 crore).

As at March 31, 2019, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to $412 million (₹2,851 crore).

The amount paid to statutory authorities against the above tax claims amounted to $857 million (₹5,924 crore).

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of hiring of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature and payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including the Company’s tax advisors expect that the Company’s position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Net profit

The following table sets forth our net profit for fiscal 2020 and fiscal 2019:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Change
Net profit	2,338	2,200	138
As a percentage of revenues	18.3%	18.6%

Reduction in the fair value of the disposal group held for sale and adjustment in respect of excess of carrying amount over recoverable amount on reclassification from ‘Held for Sale’ had caused a decline in net profit for fiscal 2019.

The decrease in net profit as a percentage of revenues for fiscal 2020 as compared to fiscal 2019 was primarily attributable to a decrease in operating profit by 1.5% and a decrease in other income and finance cost by 0.6% as a percentage of revenue offset by a decrease of 0.9% in tax expense as a percentage of revenue.

Results for Fiscal 2019 compared to Fiscal 2018

Refer to the section ‘Results for Fiscal 2019 compared to Fiscal 2018’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F for fiscal 2019, filed with the U.S. Securities and Exchange Commission on June 22, 2019, for analysis of our results for fiscal 2019 in comparison with fiscal 2018.

Sensitivity analysis for significant defined benefit plans for Fiscal 2020 over Fiscal 2019

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2020 and March 31, 2019 pertaining to our Gratuity Plan:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Benefit obligation at the end	185	195
Fair Value of plan assets at the end	201	197
Funded Status	16	2
Prepaid gratuity benefit	20	6
Accrued gratuity	(4)	(4)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. As of March 31, 2020, we had a benefit obligation of $973 million and fair value of plan assets of $940 million resulting in a net liability of $33 million.

See Note 2.13.1, Gratuity, and 2.13.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

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

As of March 31, 2020, 2019 and 2018, we had $4,455 million, $4,951 million and $5,243 million in working capital (working capital is defined as current assets minus current liabilities), respectively. The working capital as of March 31, 2020 includes $2,465 million in cash and cash equivalents and $615 million in current investments. The working capital as of March 31, 2019 includes $2,829 million in cash and cash equivalents and $958 million in current investments. The working capital as of March 31, 2018 includes $3,041 million in cash and cash equivalents and $982 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $52 million, $52 million and $82 million as of March 31, 2020, 2019 and 2018, respectively. These restrictions are primarily on account of bank balances held as margin money deposit against bank guarantees and cash balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of Infosys Investments, along with our entire cash and cash equivalents, are fully liquid at any point in time. In addition, our Investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

Our liquidity position could be adversely affected if our ability to bill and/ or collect from our customers on time is impacted due to COVID-19 disruptions; either due to disruptions on Indian operations or at the customers’ end.

The company has deferred payment of certain taxes including payroll taxes in various jurisdictions as permitted by the laws of those jurisdictions on account of COVID-19.

The following table sets forth our cash flows for fiscal 2020, 2019 and 2018:

	(Dollars in millions)
	Fiscal 2020	Fiscal 2019	Fiscal 2018
Net cash provided by operating activities	2,611	2,262	2,257
Net cash (used) generated in investing activities	(242)	(225)	482
Net cash (used) in financing activities	(2,513)	(2,073)	(3,197)

Net cash provided by operating activities:

Our cash flows are robust and our operating cash flows have increased to $2,611 million in fiscal 2020 from $2,262 million in fiscal 2019.

In fiscal 2020, cash inflows from operating activities increased mainly on account of lower income tax payments and higher income tax refunds.

Trade receivables as a percentage of last 12 months’ revenues were 19.1%, 18.2% and 18.4% as of March 31, 2020, 2019 and 2018, respectively. Days sales outstanding on the basis of last 12 months’ revenues were 69 days, 66 days and 67 days as of March 31, 2020, 2019 and 2018, respectively.

On account of adoption of IFRS 16 – Leases, lease payments amounting to $80 million are excluded from operating activities and included in financing activities resulting in an increase in cash inflow from operating activities.

In fiscal 2020, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $22 million relating to fiscal 2011, fiscal 2013 and fiscal 2016. Further, in fiscal 2020, refunds received from tax authorities in India was $280 million relating to fiscal 2005, fiscal 2007, fiscal 2010 and fiscal 2012 to fiscal 2015. The above refunds include interest on income tax refunds of $37 million.

In fiscal 2019, there was no income tax paid under protest.

In fiscal 2018, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $148 million relating to fiscal 2012, fiscal 2014 and fiscal 2015. Further in fiscal 2018, refunds received from tax authorities in India was $181 million, relating to fiscal 2007 to fiscal 2009. The above refunds include interest on income tax refunds received of $41 million.

These demands were towards denial of certain tax deductions such as disallowance of deductions in respect of hiring of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes and disallowance of certain capital gain exemption. We have filed an appeal with the Appellate Authorities (see Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

In line with the APA with the US IRS (Internal Revenue Service) in fiscal 2018, the Company had to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods, which was paid in fiscal 2018 and fiscal 2019.

Based on the assumptions as of March 31, 2020, we expect to contribute $19 million to gratuity trusts during fiscal 2021 (See Note 2.13.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2020, 2019 and 2018 was $252 million, $77 million and $4 million, respectively. During fiscal 2020 we paid $252 million, net of cash acquired, towards the acquisitions of Stater N.V and Outbox Systems Inc dba Simplus. During fiscal 2019 we paid $30 million as an advance payment to selling shareholders towards the acquisition of HIPUS.

Net cash used in investing activities, relating to acquisition of additional property, plant and equipment for fiscal 2020, 2019 and 2018 was $465 million, $349 million and $310 million, respectively, for our software Development Centers.

During fiscal 2020, 2019 and 2018, we invested $5,416 million $11,741 million and $10,721 million, respectively, in marketable securities. Further, we redeemed marketable securities of $5,817 million, $11,922 million and $11,474 million of during fiscal 2020, 2019 and 2018, respectively. During fiscal 2020, fiscal 2019 and fiscal 2018 we have redeemed certain investments to fund our business operations, dividend payouts and execution of our buyback. Marketable securities include liquid mutual funds, fixed maturity plans securities, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $10 million, $6 million and $8 million during fiscal 2020, 2019 and 2018, respectively. Further, redemption of such investments during fiscal 2020, 2019 and 2018 was $4 million, $18 million and $5 million, respectively. During fiscal 2020, 2019 and 2018, we invested $15 million, $3 million and $20 million, respectively, in deposits placed with corporation.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics), a product design and customer experience innovator with experience in executing global programs. The business acquisition was completed by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and additional consideration of $2 million, referred to as a retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years from the acquisition date, subject to their continuous employment with the group at each anniversary. During fiscal 2020, contingent consideration of $1 million pertaining to this acquisition is paid. The undiscounted value of contingent consideration as at March 31, 2020 was $1 million.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a U.S. based, full-service creative and consumer insights agency. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and additional consideration of up to $9 million, referred to as a retention bonus, payable to the employees of WongDoody over the next three years from the acquisition date, subject to their continuous employment with the group. The undiscounted value of contingent consideration as at March 31, 2020 was $19 million.

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on the acquisition date), which includes a cash consideration of SGD 10 million (approximately $8 million on the acquisition date), contingent consideration of up to SGD 7 million (approximately $5 million on the acquisition date). The undiscounted value of contingent consideration as at March 31, 2020 was $5 million.

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of the voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of up to Euro 12 million (approximately $14 million) and retention payouts of up to Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years from the date of acquisition, subject to their continuous employment with the group. The undiscounted value of contingent consideration as of March 31, 2020 was $10 million.

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of ownership and voting interests in Hitachi Procurement Service Co. Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million). HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020 is 81%. The non-controlling shareholders of HIPUS have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

On May 23, 2019, Infosys Consulting Pte Limited acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020 is 75%. The Group has a call option to acquire the remaining shareholdings held by non-controlling interests in Stater. The non-controlling shareholders of Stater also have a put option which, if exercised, would require the Group to purchase the remaining shares in Stater. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million, comprising of cash consideration of $180 million, contingent consideration of up to $20 million, additional performance bonus and retention payouts of up to $50 million payable to the employees of Simplus over the next three years from the date of acquisition, subject to their continuous employment with the group and meeting certain targets. The undiscounted value of contingent consideration as of March 31, 2020 was $13 million.

We invest in the start-up ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in start-up companies and/or venture capital funds. As of March 31, 2020, a total of $69 million has been invested in such assets since inception, and we have an uncalled capital commitment of $8 million. Our investments are fair valued in line with our accounting policy. We have exited some of our investments either because the investee company was sold to new shareholders or because it ceased to have any further strategic value for us. The carrying value of investments as on March 31, 2020 was $22 million.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2020 includes $1,070 million towards share buyback including transaction costs, $1,359 million towards dividend payments including corporate dividend tax and $80 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2019 includes $118 million towards share buyback including transaction costs and $1,956 million towards dividend payments including corporate dividend tax.

Net cash used in financing activities for fiscal 2018 was $2,042 million towards share buyback including transaction cost and $1,156 million towards dividend payment including corporate dividend tax.

Buyback completed in August 2019

In line with the capital allocation policy announced in April 2018, the Board, at its meeting held on January 11, 2019, approved a proposal for the buyback of Equity Shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (Maximum Buyback Size) at a price not exceeding ₹800/- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot. The shareholders approved the proposal of a buyback of equity shares through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of $1,188 million including transaction costs as stated below.

Of the total 110,519,266 equity shares purchased through the Indian stock exchange, 97,867,266 equity shares were bought back during fiscal 2020 resulting in a cash outflow of $1,070 million including transaction costs and 12,652,000 equity shares were bought back during fiscal 2019 resulting in a cash outflow of $118 million including transaction costs.

Buyback completed in December 2017

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the buyback of equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The Buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record Date by cancelling American Depositary Shares and withdrawing underlying equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished which resulted in a cash outflow of $2,042 million including transaction costs. Refer to section titled ‘Corporate actions’ under Item 5 of this Annual Report for further details relating to buyback.

Dividends

The following table sets forth the dividend per share declared for fiscal 2020, 2019 and 2018:

	Fiscal 2020		Fiscal 2019		Fiscal 2018(5)
	in ₹	in $ (4)	in ₹	in $ (4)	in ₹	in $(4)
-Interim dividend	8.00	0.11	7.00	0.10	6.50	0.10
-Final dividend	9.50(1)	0.13	10.50	0.15	10.25	0.16
-Special dividend	-	-	4.00	0.06	5.00	0.08
	17.50	0.24	21.50	0.31	21.75	0.34

Payout ratio (interim and final dividend)		53.5%(3)(6)		68.1%(2)		69.8%(2)

(1)	Recommended by the Board of Directors at its meeting held on April 20, 2020, subject to the approval by the shareholders at the Annual General Meeting of the Company to be held on June 27, 2020.
(2)	Our past capital allocation policy was to pay up to 70% of free cash flow*. Dividend payout includes Dividend Distribution Tax.
(3)

Our present capital allocation policy is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

(4)	Converted at the monthly exchange rate in the month of declaration of dividend.
(5)	Adjusted for September 2018 bonus issue, wherever applicable.
(6)	Based on outstanding number of shares on March 31, 2020.
*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

The following table shows the cash outflow in the form of dividend payments including dividend distribution tax:

	(Dollars in millions)
Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
Cash outflow *#
-Final dividend for fiscal 2019	782	—	—
-Interim dividend for fiscal 2020	577	—	—
-Final dividend for fiscal 2018	—	779	—
-Special dividend declared in fiscal 2018	—	384	—
-Interim dividend for fiscal 2019	—	498	—
-Special dividend declared in fiscal 2019	—	295	—
-Final dividend for fiscal 2017	—	—	630
-Interim dividend for fiscal 2018	—	—	526

*	excludes dividend paid on treasury shares
#	The Company declares and pays dividends in Indian rupees. The conversion of dividend paid to U.S. dollars is based on the exchange rate on date of payment.

Contractual commitments

As of March 31, 2020, we had contractual commitments for capital expenditure of $180 million, as compared to $249 million and $223 million as of March 31, 2019 and 2018, respectively. These commitments include $104 million in commitments for domestic purchases as of March 31, 2020, as compared to $214 million and $184 million as of March 31, 2019 and 2018, respectively, and $76 million in overseas commitments generally as of March 31, 2020, as compared to $35 million and $39 million as of March 31, 2019 and 2018, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2020 to be majorly completed in a year.

Further we have an uncalled capital commitment towards investments of $8 million as of March 31, 2020, as compared to $12 million as of March 31, 2019 and 2018, each.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2020 and March 31, 2019.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business, rental deposits and security deposits with service providers. Consequently, the period of maturity could not be estimated. (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence, we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2020 and March 31, 2019.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2020 and March 31, 2019.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2020 and March 31, 2019.

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

Components of Market Risk

(1)

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2020, 2019 and 2018, U.S. dollar denominated revenues represented 67.5%, 67.3% and 67.7% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 4.9%, 5.0% and 5.3% of total revenues, revenues denominated in the Euro represented 12.4%, 11.9% and 11.3% of total revenues while revenues denominated in the Australian dollar represented 6.8%, 7.9% and 7.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. Bank counterparty for such contracts is generally a bank.

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

(2)	Fair value. Refer to Note 2.3 in Item 18 in this Annual Report for the disclosure on carrying value and fair value of financial assets and liabilities.

Recent Accounting Pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Conceptual Framework in IFRS Standards	:	Amendments to References to the Conceptual Framework
Amendments to IFRS 3	:	Definition of a Business
Amendments to IAS 1 and IAS 8	:	Definition of Material
Amendments to IFRS 9, IAS 39 and IFRS 7	:	Interest Rate Benchmark Reform

Amendments to References to the Conceptual Framework in IFRS Standards

In March 2018, International Accounting Standards Board (IASB) issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to various IFRS standards.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASB Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January1, 2020, with early application permitted.

The Group does not expect the amendment to have any impact on our consolidated financial statements.

Amendments to IFRS 3 Definition of a business

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of definition of business, to determine whether an acquisition is a business or a group of assets. The amendment added a concept called “Optional Concentration Test” that makes it easier to conclude that a company has acquired a group of assets rather than a business, if the value of the assets acquired is substantially concentrated in a single asset or group of similar assets. An entity may elect to apply or not to apply this optional concentration test on a transaction by transaction basis.

The amendment will apply to the Company effective April 1, 2020 and has to be applied prospectively. Hence there is no impact on the consolidated financial statement.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to make the definition of material in IAS 1 easier to understand. The amendments are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are required to be applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

The Group does not expect the amendment to have any material impact on our evaluation of materiality in relation to our financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

In September 2019, IASB introduced amendments, which modified specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.

The changes will mandatorily apply to all hedging relationships that are directly affected by the interest rate benchmark reform.

The Group does not expect the amendment to have any significant impact.

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

1.	Estimates and judgments

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

A.	Estimation of uncertainties relating to the global health pandemic from COVID 19 (COVID-19)

We have considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, we, as at the date of approval of these financial statements have used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on our expected future performance. We have performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on our financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

B.	Revenue recognition

Our contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. We assess the services promised in a contract and identify distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and our costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

We use the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires us to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended are used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

C.	Income taxes

Our two major tax jurisdictions are India and the U.S., though we file tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, we consider whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Refer to Note 2.18 under Item 18 of this Annual Report on Form 20-F.

D.	Business combinations and Intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts at the time of acquisition. Refer to Note 2.9 and 2.10 of Item 18 of this Annual Report on Form 20-F.

E.	Property, plant and equipment

Property, plant and equipment represent a significant proportion of our asset base. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the assets are determined by us at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.7 under Item 18 of this Annual Report on Form 20-F.

F.	Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins. Refer to Note 2.9 under Item 18 of this Annual Report on Form 20-F.

G.	Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. We make an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, we consider factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to our operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, we have concluded that no changes are required to lease period relating to the existing lease contracts. Refer to Note 2.8 under Item 18 of this Annual Report on Form 20-F.

H.	Non-current assets and Disposal Groups held for sale

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

I.	Loss allowance for receivables and unbilled revenue

We determine the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. We considered current and anticipated future economic conditions relating to industries we deal with and the countries where we operate. In calculating expected credit loss, we have also considered credit reports and other related credit information for our customers to estimate the probability of default in future and have taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.	Revenue Recognition

We derive revenues primarily from business IT services comprising of software development and related services, consulting and package implementation, licensing of software products and platforms across our core and digital offerings (together referred to as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration we have received or expect to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

We assess the services promised in a contract and identify distinct performance obligations in the contract. We allocate the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which we estimate the cost of satisfying the performance obligation and then add an appropriate margin based on similar services.

Our contracts may include variable consideration including rebates, volume discounts and penalties. We include variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and our costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where we are unable to determine the standalone selling price, we use the expected cost-plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, we use the expected cost-plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when we act as an agent between the customer and the vendor, and gross when we are the principal for the transaction. In doing so, we first evaluate whether it controls the good or service before it is transferred to the customer. We consider whether we have the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether we control the goods or service and therefore are acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if we expect to recover them. Any capitalized contract costs are amortized, with the expense recognized as we transfer the related goods or services to the customer.

3.	Income Taxes

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

4.	Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceed the cost of the business acquisition, we recognize a gain immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2020.

	(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	817	570	151	65	31
Lease Liabilities (1)	723	105	188	156	274
Other Long term liabilities (2)	134	29	99	6	—

(1) Refer to Note 2.8 in Item 18 in this Annual Report for further detail on leases

(2) Includes financial liability under option arrangements. Refer to Note 2.5 in Item 18 in this Annual Report for further details

Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations include capital commitments.

Net defined benefit liability relating to post retirement benefit obligations recorded in accordance with IAS 19 - Employee Benefits is included in Note 2.14 in Item 18 in this Annual Report. Refer to Note 2.14 in Item 18 in this Annual Report for further details.

Additionally, as of March 31, 2020, we have uncalled capital commitments of $8 million towards investments, which shall be paid as and when the capital call is made by the investee.

Unrecognized tax benefits amounting to $696 million relate to liability towards uncertain tax positions taken in larger tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable and accordingly has not been disclosed in the above table.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2020, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	64	Non-executive, Non-Independent Chairman
Salil Parekh	55	Chief Executive Officer and Managing Director
U. B. Pravin Rao	58	Chief Operating Officer and Whole-time Director
Kiran Mazumdar-Shaw(1)	67	Lead Independent Director
Dr. Punita Kumar-Sinha	57	Independent Director
D. N. Prahlad(2)	64	Independent Director
D. Sundaram	67	Independent Director
Michael Gibbs	62	Independent Director
Nilanjan Roy	53	Chief Financial Officer
Ravi Kumar S.	49	President and Deputy Chief Operating Officer
Mohit Joshi	45	President
Krishnamurthy Shankar	57	Group Head - Human Resources and Infosys Leadership Institute
Inderpreet Sawhney	55	Group General Counsel and Chief Compliance Officer
(1)	Re-appointed as Independent Director for a second consecutive term effective April 1, 2019, approved by shareholders through Postal ballot concluded on March 12, 2019.
(2)	Resigned as director of the Company effective April 20, 2020.

Note:

The Board inducted Uri Levine as an independent director of the Company effective April 20, 2020 for a term of three years. The proposal is being placed before the shareholders at the ensuing Annual General Meeting for their approval.

The following are the details of membership and chairmanship in Board committees as of March 31, 2020:

Name	Board	AC	RMC	NRC	SRC	CSR
Nandan M. Nilekani	Chair
Salil Parekh	●
U.B. Pravin Rao	●				●	●
Kiran Mazumdar- Shaw	●		●	Chair		Chair
Dr. Punita Kumar-Sinha	●	●			Chair	●
D. N. Prahlad(1)	●		Chair	●	●
D. Sundaram	●	Chair	●	●
Michael Gibbs	●	●	●
Total no. of members	8	3	4	3	3	3
1)	Resigned as director of the Company effective April 20, 2020.

Notes:

1.

Board inducted Uri Levine as an independent director of the Company effective April 20, 2020. The proposal is being placed before the shareholders at the ensuing Annual General Meeting for their approval.

2.	Consequent to the change in the Board, the Committee composition has been revised effective April 20, 2020.

Chair- Chairperson;

● - Member of the Committee;

AC- Audit Committee;

RMC- Risk Management Committee;

NRC- Nomination and Remuneration Committee;

SRC- Stakeholders Relationship Committee;

CSR- Corporate Social Responsibility Committee;

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of the board should be independent directors and the Board of Directors of the top 1,000 listed companies effective April 1, 2020 shall have at least one independent woman director. As on March 31, 2020, the Board comprised eight members, consisting of one non-executive and non-independent chairman, two executive directors, and five independent directors. Independent directors constitute 62.5% of the Board’s strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of NYSE the Listed Company Manual. Two out of the eight directors on our Board are women – and both are independent directors - making up 25% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

Definition of Independent Directors

The definition of an 'independent director' under the Companies Act, 2013 and the Listing Regulations includes a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. Further, the person should not have a material pecuniary relationship exceeding ten per cent of his total income or such amount as may be prescribed with the company or its holding, subsidiary or associate company, or their promoters, or directors during the two immediately preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the NYSE Listed Company Manual and the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the United States.

Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfil the conditions specified in the Companies Act, 2013, the Listing Regulations and the NYSE Listed Company Manual and are independent of the Management.

Board membership criteria

Following are the Board membership criteria at Infosys

-	Fields: The Company inducts eminent individuals from diverse fields as directors on its Board.
-

Skills: The Nomination and Remuneration Committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members.

-	Qualification and Attributes: Members are expected to possess the required qualifications, integrity, expertise and experience for the position.
-	Company-specific requirements: Members should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company’s growth.
-

Age limit: The age limit for a Managing Director / Executive Director is 60 years, while the age limit for an independent / non-executive director is 70 years. A director’s term may be extended at the discretion of the Committee beyond the age of 60 or 70 years with shareholders’ approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

-

Membership term: The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. At present, the Indian corporate law mandates the following;

•

Two-thirds of the non-independent directors on the Board retire by rotation every year, and one-third of them whose office of directorship is the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment.

•	Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term.

•

An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders and disclosure of such appointment in the Board's report.

Profiles of Directors and Executive Officers

Nandan M. Nilekani is the Chairman of Infosys Limited which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner centric, technology-based platform to improve basic literacy and numeracy for millions of children. He was most recently the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Mr. Nilekani received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred him with “Asia’s Businessman of the year 2003”. In 2005 he received the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. He was also named Businessman of the year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 & 2009. Foreign Policy magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s Unique Identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E & Y. CNBC- TV 18 conferred India Business leader award for outstanding contributor to the Indian Economy-2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations.

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has thirty years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds and managing successful acquisitions. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was responsible for the strategy and execution of these businesses - setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America Executive Council. He was the architect of the North America growth and turnaround strategy and was instrumental in setting up their offshoring capabilities. Salil was also Partner at Ernst & Young and widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is a member of the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee of the Board. As the Chief Operating Officer, Mr. Rao has overall strategic and operational responsibility for the entire portfolio of the Company’s offerings. Mr. Rao oversees the key functions of global delivery and business enablement. He has over 33 years of industry experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Rao holds a degree in Electrical Engineering from Bangalore University, India. He is a member of the National Council of the Confederation of Indian Industry (CII) and is currently the Chairman of the National Association of Software and Service Companies (NASSCOM).

Kiran Mazumdar-Shaw is Executive Chairperson of Biocon Limited, a biotechnology company based in Bangalore, India. Currently, Kiran serves as Lead independent director on the Board of Infosys Limited and independent director of United Breweries Limited. She is Non-Executive & Non independent director in Narayana Hrudayalaya Limited and is Non-executive Chairperson at Syngene International Limited. At Infosys, she serves as Chairperson of Nomination and remuneration Committee, Corporate Social Responsibility Committee and member of Risk and Strategy Committee. Kiran is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer, and a passionate philanthropist. Highly respected in the corporate world, she was named the EY Entrepreneur of the Year India 2019. Her pioneering efforts in biotechnology have drawn global recognition, including the Order of Australia, Australia’s highest civilian honour, as well as, the highest French distinction, Knight of the Legion of Honour. She has also been named among TIME magazine’s 100 most influential people in the world. She has received two of India's highest civilian honours, the Padma Shri and the Padma Bhushan. Kiran holds a bachelor’s degree in Zoology from Bangalore University, India, and is qualified as a Master Brewer from Ballarat University, Australia. She has also received many honorary doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Dr. Punita Kumar-Sinha has focused on investment management and financial markets during her more than 30-year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. She is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Kumar-Sinha is also a Senior Advisor and serves as an Independent Director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and the Chief Investment Officer of Blackstone Asia Advisors. Dr. Kumar-Sinha was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. Prior to joining Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC/World Bank. Dr. Kumar-Sinha has a Ph.D. and a Master’s in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in chemical engineering with distinction from the Indian Institute of Technology, New Delhi. She is an MBA and also a CFA Charter holder. Dr. Kumar-Sinha is a member of the CFA Institute, the Boston Security Analysts Society and the Council on Foreign Relations. She is a Charter Member and was a Board Member of TIE-Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award from IIT Delhi. Currently Dr. Sinha serves as Independent director on the Boards of Infosys Limited, Rallis India Limited, JSW Steel Limited and SREI Infrastructure Finance Limited. At Infosys she also serves as Chairperson of Stakeholders relationship Committee and member of Audit Committee and Corporate Social Responsibility Committee. Dr. Kumar-Sinha was awarded the Best Woman Director 2016 by Asian Centre For Corporate Governance and Sustainability. Dr. Kumar-Sinha was featured as one of the top 2019 Directors to Watch: Racial and Ethnic Diversity by Directors and Boards publication.

D. N. Prahlad was an Independent Director of Infosys. He is the founder and CEO of Surya Software Systems Private Limited, Bangalore. Surya focusses on products for financial risk management of financial institutions in general and banks in particular. In addition, Prahlad is on the advisory board of Computer Science and Automation Department of Indian Institute of Science, Bangalore. He served as an adjunct faculty at Indian institute of Information Technology, Bangalore in its formative years. He serves as an advisory board member of PathShodh Healthcare, a company with leading edge nanotechnology in diagnostic measurements related to diabetes. Prahlad is a B.Sc. with honours in mathematics from Bangalore University and B.E. (Electrical technology and Electronics) from Indian Institute of Science, Bangalore. Prahlad resigned as member of the Board of Infosys effective April 20, 2020 to devote more time for his other business commitments.

D. Sundaram is an Independent Director of Infosys from July 2017. He is the Chairperson of the Audit Committee and of Risk Management Committee, member of the Nomination and Remuneration Committee and also of Stakeholders Relationship Committee of the Board. Mr. Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Mr. Sundaram joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 99 to March 08 and as the Vice Chairman and CFO from April 08 to July 09. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). Mr. Sundaram is currently the Vice Chairman and Managing Director of TVS Capital Funds in managing a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the boards of SBI General Insurance Company Limited, GlaxoSmithKline Pharmaceuticals Limited, Crompton Greaves Consumer Electricals Limited and ACC Limited. He is also non-executive and non-independent director in TVS Electronics Limited.

Michael Gibbs is an Independent Director of Infosys. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in Cyber Security and the application of emerging digital technologies including plans for a migration of legacy data centres to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015 he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe. At Infosys he serves as member of Audit Committee, Risk and Strategy Committee and Nomination and remuneration Committee.

Nilanjan Roy is the Chief Financial Officer of Infosys Limited. Prior to this he served as the Global Chief Financial Officer of Bharti Airtel Ltd. and was responsible for the finance function across India and Africa. He has held various leadership positions for the last 13 years in Bharti Airtel, prior to which he worked with Unilever for 15 years in their global operations across India, Europe, and the US. As an established finance leader, Nilanjan has extensive and rich global experience including shareholder value creation, corporate governance, business partnering, mergers and acquisitions, treasury and funding, investor relations, cost management, financial operations, taxation, financial accounting, and reporting. Nilanjan has a Bachelor of Commerce (Hons.) from Delhi University and is a Chartered Accountant.

Ravi Kumar S. is a President and the Deputy Chief Operating Officer at Infosys. In this role, he leads the Infosys global delivery organization across all global industry segments, driving digital transformation services, application development and maintenance; independent validation services, engineering services, emerging technology solutions, business intelligence & analytics, cloud & infrastructure, and enterprise package applications service lines. In addition, Ravi is championing and leading the U.S & Europe talent model for Infosys to drive the creation of new Innovation and Technology Hubs by collaborating with clients, local state governments and academic ecosystems. Currently he serves as Chairman of Infosys BPM Limited, Simplus, Fluido Oy, HIPUS Co., Ltd and WongDoody Holding Company Inc. In addition, he is also director on the boards of Infosys Canada Pubic Service INC, Infosys Nova Holdings LLC, Infosys Public Services Inc, Brilliant Basics Limited, Brilliant Basics Holdings Limited and Infosys Consulting Holding AG – subsidiaries of Infosys Limited. Ravi's responsibilities include managing the alliances organization and the partner ecosystems at Infosys. He is chairperson of the Infosys Foundation, USA focused on K12 Schools in the US. Ravi started his career as a nuclear scientist at the Bhabha Atomic Research Center. Ravi has over 18 years of experience in the consulting space, incubating new practice lines, driving large transformational programs, and evangelizing new business models across industry segments. He has played diverse roles across organizations within the CRM space for Oracle Corporation, building a next-generation CRM practice at Cambridge Technology Partners. He has also worked on process and technology transformation for the unbundling of Indian State Electricity Boards at PricewaterhouseCoopers. He is a part of the Skills Consortium of the World Economic Forum (WEF), Chair of the IT & BPS Workforce Committee for the Connecticut State, Member of the Young Presidents Organization (YPO)-Manhattan Chapter, and many other industry forums. Ravi has a master’s degree in business administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the Company. He is Head of Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences at Infosys and is also responsible for firm-wide sales operations and reporting processes, including large deal pursuits and top account growth. Mohit also has responsibility for our software business in EdgeVerve. Mohit has over 24 years of professional experience working across the US, India, Mexico, and Europe. Mohit was also selected as a Young Global Leader (YGL) by the World Economic Forum, Davos in 2014. He joined Infosys in 2000 and has since worked in different capacities. In his previous role, he was responsible for leading the Financial Services practice in Europe. In 2007, Mohit was appointed as CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. Mohit has previously worked in India with ABN AMRO and ANZ Grindlays in their Corporate and Investment banks. Mohit holds a Master of Business Administration from the Faculty of Management Studies, Delhi University and a bachelor’s degree in history from St. Stephen’s College, Delhi. Currently Mohit also serves as director and Chairman of EdgeVerve Systems Limited and director on the boards of Infosys Americas Inc., Infosys Technologies (Sweden) AB and Stater N.V subsidiaries of Infosys Limited.

Krishnamurthy (Krish) Shankar is an Executive Vice President and the Group Head of Human Resource Development and Head of Infosys Leadership Institute (ILI), at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate. Krish has over 30 years of experience and has led several global HR functions in organizations like Bharti Airtel, Hindustan Unilever and Unilever. Prior to joining Infosys, Krish was the Head of HR for South Asia at Philips. Krish holds a postgraduate diploma in HR from XLRI, Jamshedpur, and has received an executive certificate in Strategy and Organization from the Stanford Graduate School of Business. He also has a Doctorate in Business Administration from Aston University.

Inderpreet Sawhney is the Group General Counsel and the Chief Compliance Officer of Infosys. In this role she leads the legal and compliance function of the Company. She is a strategic business partner supporting the business in legal and regulatory matters and ensuring the implementation of the compliance and ethics program of the Company in line with Infosys’ core C-LIFE values. Inderpreet is a seasoned international professional with over 25 years of experience, including as a General Counsel of a large IT Service company, and as Managing Partner of a mid-sized law firm in Silicon Valley where her mandate included counsel on complex international transactions. She also serves on the National Advisory Council of SABANA (South Asian Bar Association of North America). Her past leadership positions include President SABANA, Board Member of Pratham Bay Area, Foundation for Excellence and Indus Women Leaders. In recognition for her work, Inderpreet has been 2010 Outstanding Mentorship Award - SABA Northern California, 2010 NASABA (North American South Asian Bar Association) Cornerstone Award, the 2013 NASABA Corporate Counsel Achievement Award and the 2018 the Global General Counsel Transformative Leadership Award by GLL. She is a frequent speaker at international conferences. Inderpreet has a BA (Hons.) and LL.B degree from Delhi University and an LL.M from Queen's University, Kingston, Canada. Inderpreet also serves as director on the Boards of EdgeVerve Systems Limited, Infosys BPM Limited, Infosys Americas Inc. and Infosys Nova Holdings LLC.

Compensation

Our Executive Compensation programs encourage reward for performance. Significant portion of the Executives total rewards are tied to delivery of long-term corporate performance goals, in order to align with interest of the shareholders. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

The Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved at the shareholders meeting or via postal ballot. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives under the 2015 Stock Incentive Compensation Plan (the 2015 plan) and under the Infosys Expanded Stock Ownership Program – 2019 (the 2019 plan). The Committee makes a periodic appraisal of the performance of executive directors based on a detailed performance matrix.

As required under the Listing Regulations effective April 1, 2019, the Nomination and Remuneration Committee will recommend to the Board the payment of remuneration to senior management. The Nomination and Remuneration Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The details of the 2015 plan and 2019 plan are provided hereunder.

Independent directors’ compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, unless prior approval for the same has been obtained from the Board of Directors as well as public shareholders by way of an ordinary resolution. During the year, there were no such instances.

Non-Executive and Non-Independent Chairman’s compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Remuneration to directors in fiscal 2020

(A)	The table below describes the compensation for our Non-Executive and Independent Directors, for fiscal 2020.
Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw	150,000
Roopa Kudva(2)	130,533
Dr. Punita Kumar-Sinha	229,577
D. N. Prahlad(3)	141,907
D. Sundaram	150,000
Michael Gibbs	198,761
(1)	Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.
(2)	Retired as director on completion of her tenure effective February 3, 2020.
(3)	Resigned as director effective April 20, 2020.

(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2020.
Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	801,264	1,540,305	53,425	3,758,675	(1)	353,807	(1)
U. B. Pravin Rao	594,976	539,340	26,999	1,134,273	(2)	112,305	(2)
Nilanjan Roy	333,570	396,288	25,744	797,354	(3)	76,707	(3)
Ravi Kumar S	692,789	515,625	25,274	1,776,000	(4)	185,200	(4)
Mohit Joshi	712,896	530,262	161,875	1,878,706	(4)	195,900	(4)
Krishnamurthy Shankar	295,328	244,507	23,053	437,861	(4)	45,600	(4)
Inderpreet Sawhney	598,569	354,375	23,411	673,750	(4)	70,200	(4)

The performance bonuses include accruals payable as per the terms of employment agreement. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts

(1)	A) The Board, based on the recommendations of the Nomination and Remuneration Committee, under the 2015 plan, approved:
a)

On April 12, 2019, performance-based grant of RSUs for the financial year 2020. These RSUs will vest in line with the current employment agreement. Accordingly, 177,887 performance based RSUs were granted effective May 2, 2019.

b)

On April 20, 2020, performance-based grant of RSUs for the financial year 2021. These RSUs will vest in line with the current employment agreement. Accordingly, 192,964 performance based RSUs (not included in the table above) were granted effective May 2, 2020.

In accordance with the shareholders’ approval in the Annual General Meeting held on June 22, 2019, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved to amend the vesting period of the annual performance equity grant from three years to one year.

B) On the recommendation of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, under the 2015 plan, the Board approved the grant of annual time-based RSUs for fiscal 2020 of 41,782 RSUs. The grants were made effective February 27, 2020. The RSUs would vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date.

C) In accordance with the shareholders’ approval in the Annual General Meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs for financial year 2020 under the 2019 plan. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 134,138 performance based RSUs were granted effective June 22, 2019.

D) The Board, on April 20, 2020, under the 2019 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs for financial year 2021, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 148,434 performance based RSUs (not included in the table above) have been granted effective May 2, 2020.

(2)

A) On the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, under the 2015 plan, the Board approved grant of 58,650 RSUs. The grants were made effective February 27, 2020. These RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

B) In accordance with the shareholders’ approval in the Annual General Meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs for financial year 2020 under the 2019 plan. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 53,655 performance based RSUs were granted effective June 22, 2019.

C) The Board, on April 20, 2020, under the 2019 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs for financial year 2021, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 59,374 performance based RSUs (not included in the table above) have been granted effective May 2, 2020.

(3)

A) The Board, on April 12, 2019, under the 2015 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual time based RSUs, in accordance with his employment agreement. These RSUs will vest equally over a period of four years from the date of grant. The Committee also approved an annual performance based RSUs which will vest equally over a period of three years based on achievement of performance targets in accordance with his employment agreement. Accordingly, 23,946 time-based RSUs and 10,263 performance based RSUs have been granted effective May 2, 2019.

B) On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved annual time-based grant of 22,498 RSUs under the 2015 plan and performance-based grant of 20,000 RSUs under the 2019 plan. The grants were made effective February 27, 2020. RSUs granted under the 2015 plan will vest over four years and 2019 plan will vest over three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan.

C)The Board, on April 20, 2020, under the 2015 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs, in accordance with his employment agreement. These RSUs will vest equally over a period of three years from the date of grant based on achievement of performance targets in accordance with his employment agreement. Accordingly, 11,133 performance based RSUs (not included in the above) have been granted effective May 2, 2020.

(4)

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants under the 2015 plan and performance based RSU grants under the 2019 plan to its executive officers. The grants were made effective February 27, 2020. RSUs granted under the 2015 plan will vest over four years and 2019 plan will vest over three years based on achievement of certain performance targets.

All the above grants were made in accordance with the 2015 plan and 2019 plan. The exercise price for the RSUs will be equal to the par value of the shares. Refer to Note 2.17 of Item 18 of this Annual Report for further details.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at average exchange rates.

Equity Grants

The following is the summary of grants made to KMP during fiscal 2020, 2019 and 2018 under the 2015 plan and 2019 plan:

Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
2015 Plan: Equity settled RSU and ESOP
Salil Parekh, CEO and MD	219,669	260,130	226,048
U.B. Pravin Rao, COO and WTD	58,650	68,250	140,500
Dr.Vishal Sikka(1)	—	—	1,201,498
Ravikumar S.	—	141,500	133,700
Mohit Joshi	145,900	133,650	133,700
Nilanjan Roy(2)	56,707	—	—
Krishnamurthy Shankar	25,600	24,400	24,800
Inderpreet Sawhney	—	43,600	205,200
M. D. Ranganath(3)	—	—	133,700
Jayesh Sanghrajka(4)	—	24,950	—
	506,526	696,480	2,199,146
2015 Plan: Cash settled RSU
Ravi Kumar S.	135,200	—	—
Inderpreet Sawhney	45,200	—	—
	180,400	—	—
2019 Plan: Equity settled RSU
Salil Parekh, CEO and MD	134,138	—	—
U.B. Pravin Rao, COO and WTD	53,655	—	—
Ravikumar S.	50,000	—	—
Mohit Joshi	50,000	—	—
Nilanjan Roy	20,000	—	—
Krishnamurthy Shankar	20,000	—	—
Inderpreet Sawhney	25,000	—	—
	352,793	—	—

Total grants to KMP	1,039,719	696,480	2,199,146

Note: Information in the above table is adjusted for September 2018 bonus issue wherever applicable.

(1)	Upon Dr. Vishal Sikka's (Ex-CEO) resignation from his roles in the Company, the unvested RSUs and ESOPs have been forfeited.
(2)	Appointed as Chief Financial Officer effective March 1, 2019
(3)	Resigned as Chief Financial Officer effective November 16, 2018, the unvested RSUs and ESOPs have been forfeited.

(4)

Appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence grants made between November 17, 2018 to February 28, 2019 is given in the table above.

The RSUs, ESOPs and incentive units granted under the 2015 plan shall generally vest within a period of four years and RSUs granted under the 2019 plan generally vest within a period of three years based on Company’s achievement of certain performance criteria as laid out in the 2019 plan and shall be exercisable within the period as approved by the Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2020

Name of KMP	Number of RSU exercised	Number of ESOP exercised
Salil Parekh	231,510	—
U. B. Pravin Rao	30,688	—
Ravi Kumar S.(1)	94,975	56,374
Mohit Joshi	59,586	—
Inderpreet Sawhney (1)	51,586	—
Krishnamurthy Shankar	12,124	9,500
Nilanjan Roy	—	—
(1)	Cash settled RSUs and ESOPs

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2019

Name of KMP	Number of RSUs exercised	Number of ESOP exercised
Salil Parekh	103,604	—
U. B. Pravin Rao*	6,812	—
Ravi Kumar S.	59,600	56,376
Mohit Joshi	59,600	—
Inderpreet Sawhney*	28,082	—
Krishnamurthy Shankar	12,226	—
Jayesh Sanghrajka (1)	4,376	—
M. D. Ranganath (2)	15,326	32,000
*	Not adjusted for September 2018 bonus issue.
(1)

Appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence exercises between November 17, 2018 to February 28, 2019 is given in the table above.

(2)	Resigned as Chief Financial Officer effective November 16, 2018.

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2018

Name of KMP	Number of RSUs exercised*	Number of ESOP exercised*
Dr. Vishal Sikka(1)	70,772	—
Krishnamurthy Shankar	3,012	—
M. D. Ranganath	7,662	—
Ravikumar S.	13,087	28,187
Rajesh K Murthy(2)	11,250	24,225
Mohit Joshi	13,087	—
*	Not adjusted for September 2018 bonus issue
(1)	Resigned as member of the board and Executive vice chairman effective August 24, 2017
(2)	Resigned effective January 31, 2018

The following table gives details of outstanding RSUs and ESOPs held by KMPs as at March 31, 2020:

	As at March 31, 2020
Name of KMP	RSU	ESOP
2015 Plan: Equity and cash settled
Salil Parekh	370,733	—
U. B. Pravin Rao	137,088	86,000
Ravi Kumar S	334,351	56,376
Nilanjan Roy	56,707	—
Mohit Joshi	372,590	225,500
Inderpreet Sawhney	97,350	88,900
Krishnamurthy Shankar	68,526	28,500
	1,437,345	485,276
2019 Plan: Equity settled
Salil Parekh	134,138	—
U. B. Pravin Rao	53,655	—
Ravi Kumar S	50,000	—
Mohit Joshi	50,000	—
Nilanjan Roy	20,000	—
Krishnamurthy Shankar	20,000	—
Inderpreet Sawhney	25,000	—
	352,793	—

Total	1,790,138	485,276

Term of Office

The Indian Companies Act, 2013 excludes independent directors from retiring by rotation. Independent Directors shall hold office for a term up to five consecutive years on the Board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Salil Parekh, Executive director retires by rotation at the ensuing Annual General Meeting of the Company to be held on June 27, 2020 pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Salil has sought re-appointment and the Board has recommended the same for the approval of the shareholders. The term of office of each of the directors as on March 31, 2020 is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	January 1, 2023	Yes
U. B. Pravin Rao	January 10, 2014	December 11, 2021	Yes
Kiran Mazumdar-Shaw(3)	April 1, 2019	March 22, 2023	—
Dr. Punita Kumar-Sinha	January 14, 2016	January 13, 2021	—
D.N. Prahlad(4)	October 14, 2016	NA	—
D. Sundaram	July 14, 2017	July 13, 2022	—
Michael Gibbs	July 13, 2018	July 12, 2021	—

(1)

For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.

(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	Re-appointed as Independent Director for a second consecutive term effective April 1, 2019. It was approved by shareholders through Postal ballot concluded on March 12, 2019.
(4)	Resigned as director of the Company effective April 20, 2020.

Note:

The Board inducted Uri Levine as an independent director of the Company effective April 20, 2020 for a term of three years. The proposal is being placed before the shareholders at the ensuing Annual General meeting for their approval.

Employment and Indemnification agreements

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits including stock incentives of all executive directors. We have entered into agreements with our executive directors, Salil Parekh, Chief Executive Officer and Managing Director and U.B. Pravin Rao, Chief Operating Officer and Whole-time Director. Refer to the section titled ‘Material Contracts’ in Item 10 of this Annual Report for the details of their contracts.

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

Indemnification agreements for directors and officers were filed previously as an exhibit to the Annual Report on Form 20-F. Other than the appointment and indemnification agreements referred to in this paragraph, we have not entered into any agreements with non-executive directors.

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

The Chairman will take a lead role in managing the Board and facilitate effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its Committees, and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board’s administrative activities, such as meetings, schedules, agendas, communication and documentation. The Chairman is also responsible for the overall strategy of the Company.

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

The Chief Operating Officer (COO) has overall strategic and operational responsibility including Business Continuity Planning (BCP) for the entire portfolio of the Company’s offerings. He oversees the key functions of global delivery and business enablement.

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

As part of exercising its risk oversight, the Board receives periodic presentations from Company officials with respect to cybersecurity and other information security matters, and both the Audit and Risk Management Committees of the Board receive regular updates from Company’s management regarding cybersecurity matters. The Company’s cyber-security policy and risk management framework is presented annually to both the Audit and Risk Management Committees of the Board. The Company’s management meet on a periodic basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program.

Board and Management Changes

Kiran Mazumdar-Shaw was reappointed as an Independent Director for a second consecutive term effective April 1, 2019 to March 22, 2023 and the same was approved by shareholders through Postal Ballot on March 12, 2019.

Roopa Kudva on completion of her tenure retired as an independent director effective February 3, 2020.

D. N. Prahlad resigned as independent director effective April 20, 2020.

Uri Levine has been appointed as an independent director effective April 20, 2020. The Board has recommended his appointment for the approval of the shareholders at the ensuing Annual General Meeting, to be held on June 27, 2020.

Board Committee Information

Currently, the Board has five Committees: The Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee and Corporate Social Responsibility (CSR) Committee. The charters governing these Committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All Committees except the Stakeholders Relationship Committee and CSR Committee consist entirely of independent directors.

The Board in order to execute the buyback procedures had on January 11, 2019 formed the Buyback Committee comprising CEO, CFO, Deputy CFO, Group General Counsel and Company Secretary as members of the Committee. During the year, the Committee executed buyback procedures as required under SEBI (Buy-Back of Securities) Regulations, 2018. The Buyback under open market offer through stock exchange route was completed on August 26, 2019.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and fixing terms of service for Committee members. It delegates these powers to the Nomination and Remuneration Committee.

The Non-Executive and Non-Independent Chairman of the Board, in consultation with the Company Secretary and the Committee Chairperson, determines the frequency and duration of the Committee meetings. Normally, all the Committees meet at least four times a year. Recommendations of the Committees are submitted to the Board for approval. During the year, all the recommendations of the Committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the members of the Committee.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

To improve the effectiveness of the Board and its Committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis. The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2020. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board members. The Board evaluation process was completed during fiscal 2020.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, Listing Regulations and NYSE Listed Company Manual.

Succession Planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in senior management. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavour to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

Our Board includes eight directors with broad and diverse skills and viewpoints to aid the Company in advancing its strategy. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Board Committees as on March 31, 2020

Currently, the Board has five Committees: The Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee and Corporate Social Responsibility (CSR) Committee. The reports of these Committee are provided below;

Audit Committee

The Audit Committee comprised three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2020. They were:

•	D. Sundaram, Chairperson and Financial Expert
•	Michael Gibbs
•	Dr. Punita Kumar-Sinha

Roopa Kudva on completion of her tenure retired as independent director and ceased to be a member of the Committee effective February 3, 2020. On February 4, 2020 the Committee appointed Michael Gibbs as member of the Committee.

The Company Secretary acts as the secretary to the Audit Committee.

The primary objective of the Audit Committee is to assist the Board with oversight of the accuracy, integrity and transparency of the Company’s financial statements with adequate and timely disclosures; compliance with legal and regulatory requirements; the Company’s independent auditor’s qualifications and independence; the selection, evaluation and replacement of the Company’s independent auditors; the performance of the Company's independent auditors and internal auditors; and acquisitions and investments made by the Company.

The Audit Committee met six times during fiscal 2020.

The Committee approved and the Board adopted the revised Whistleblower Policy effective April 1, 2019, Insider Trading Policy effective October 11, 2019, Corporate Policy on Investor Relations, Related Party Transaction Policy and Policy for determining materiality for Disclosures effective April 20, 2020 and adopted the revised Audit Committee charter effective April 20, 2020. The policies and the charter of the Committee are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue-Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Audit Committee charter.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2020. They were:

•	Kiran Mazumdar-Shaw, Chairperson
•	D. N. Prahlad
•	D. Sundaram

D. N. Prahlad resigned as director effective April 20, 2020. The Board inducted Michael Gibbs as member of the Committee effective April 20, 2020.

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board of Directors are to i) assist the Board in discharging its responsibilities relating to compensation of the Company’s Directors, Key Managerial Personnel (KMP) and Senior Management; ii) evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for Company’s Executive Directors, KMP and Senior Management (including identifying persons to be appointed to positions of KMP and Senior Management in accordance with identified criteria and to recommend to the Board their appointment and removal); iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board; iv) oversee the Company’s nomination process for the KMP and Senior Management and identify, screen and review individuals qualified to serve as Directors, KMP and Senior Management consistent with criteria approved by the Board; v) recommend appointment and removal of Directors, for approval at the annual meeting of shareholders; vi) carry out an evaluation of the performance of the Board and review the evaluation’s implementation and compliance; vii) leadership development; viii) develop and maintain corporate governance policies applicable to the Company; and ix) devise a policy on Board diversity.

The Committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The Committee annually reviews and approves for the CEO & MD, the executive directors and executive officers : (a) the annual base salary; (b) the annual incentive bonus including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

The Committee oversees key processes through which the Company recruits new members to its Board, and the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met five times during fiscal 2020.

The Board amended the charter of the Nomination and Remuneration Committee on April 1, 2019 and adopted the amended Policy effective April 20, 2020. The Committee charter and policy are available on our website, at: https://www.infosys.com/investors/corporate-governance/policies.html

Risk Management Committee

The Risk Management Committee comprised four independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2020. They were:

•	D. N. Prahlad, Chairperson
•	D. Sundaram
•	Kiran Mazumdar-Shaw
•	Michael Gibbs

D. N. Prahlad resigned as director effective April 20, 2020. The Board appointed D. Sundaram as Chairperson and Uri Levine as member of the Committee effective April 20, 2020.

The primary objectives of the Risk Management Committee of the Board are to assist the Board i) in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; and ii) to monitor and approve the enterprise risk management framework and associated practices of the Company.

In addition to the above, the Committee in April 2019 created a cyber-security sub-committee with D. N. Prahlad and Michael Gibbs as members. The main objective of the sub-committee is to assess the cyber risk at Infosys and improve the security systems. The sub-committee meets periodically and recommends its findings if any to the Risk Management Committee.

The Risk Management Committee met four times during fiscal 2020.

The amended charter of the Committee was adopted effective April 1, 2019, to include cyber security as a function of the Committee and monitoring of enterprise risk management framework by the Committee. The Committee charter is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprised two independent directors and an executive director as of March 31, 2020. They were:

•	Dr. Punita Kumar-Sinha, Chairperson
•	D. N. Prahlad
•	U. B. Pravin Rao

On completion of tenure as independent director, Roopa Kudva ceased to be a chairperson and member of the Committee effective February 3, 2020. Dr. Punita Kumar-Sinha was appointed as the Chairperson of the Committee and U.B. Pravin Rao was inducted as a member of the Committee effective February 4, 2020. Upon resignation of D. N. Prahlad as director, the Board inducted D. Sundaram as member of the Committee effective April 20, 2020.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, effective December 1, 2015. The Board has also appointed A.G.S Manikantha, Company Secretary, as the Nodal Officer effective October 14, 2016 to ensure compliance with the Investor Education Protection Fund (IEPF) Rules.

The purpose of the Stakeholders Relationship Committee of the Board of Directors of Infosys Limited shall be to assist the Board and the Company to oversee the various aspects of interests of Stakeholders of the Company. The term “Stakeholder” includes shareholders, debenture holders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2020.

The Board amended the charter of the Stakeholders Relationship Committee on April 1, 2019 which is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee comprised two independent directors and an executive director as members as on March 31, 2020:

•	Kiran Mazumdar-Shaw, Chairperson
•	Dr. Punita Kumar-Sinha
•	U. B. Pravin Rao

Roopa Kudva on completion of her tenure retired as independent director and ceased to be a member of the Committee effective February 3, 2020.

The primary objective of the CSR Committee of the Board is to assist the Board and the Company in fulfilling its corporate social responsibility. The CSR activities are carried out through Infosys Foundation in India and Infosys Foundation USA in USA.

The CSR Committee met four times during fiscal 2020.

The CSR Committee has adopted a charter. The charter has been filed previously as an exhibit to the Annual Report on Form 20-F, which is also available on our website under the following link: https://www.infosys.com/investors/corporate-governance/policies.html

EMPLOYEES

As of March 31, 2020, we had 242,371 employees, of which 2,28,449 were professionals, involved in service delivery to clients. As of March 31, 2019, we had 228,123 employees, of which 214,727 were software professionals. As of March 31, 2018, we had 204,107 employees, of which 192,179 were software professionals.

As of March 31, 2020, we had 182,889 employees in India, 28,162 employees in the Americas, 17,671 employees in Europe and 13,649 employees in the Rest of the World.

Some of our employees in jurisdictions like Europe are covered by collective bargaining agreements that have been adopted at a government level, across the information technology sector or otherwise. We believe that our management maintains good relations with our employees, including those employees covered under collective bargaining agreements.

At Infosys we focus on the workplace of tomorrow that promotes collaborative, transparent, participative organization culture, innovation and rewards individual contribution. The focus of human resources management at Infosys is to ensure that we enable each and every employee to navigate the next, not just for clients, but also for themselves.

The three key strategic pillars of our Employee Value Proposition are:

•	Inspiring them to build what’s next
•	Making sure their career never stands still
•	Navigating further, together

Human Resources at Infosys was an integral part of the COVID-19 Business Continuity Planning taskforce that was put into place to ensure the safety of our employees globally and to make sure our business commitments stayed on track. Our teams reacted with speed and efficiency, and quickly leveraged technology to shift the workforce to an entirely new ‘work-from-home’ model. Proactive preparations were done in our work locations during this transition to ensure our offices and training centers were safe. Our online learning platform Lex and virtual classes were used effectively to allow our training programs to continue unaffected. Travel, immigration and insurance related challenges faced by our employees were swiftly handled, in line with the guidelines issued by the local authorities. Policy changes related to ‘working-from-home’ and IT infrastructure support were rolled out overnight to help our employees shift to this new work paradigm. Continuous communication on the latest updates played a key role in enabling our employees to stay on top of the evolving situation. Various initiatives were rolled out to make teams and managers effective while working from different locations. Our Health Assessment & Lifestyle Enrichment program (HALE) has also launched a series of initiatives related to COVID-19 awareness and the new remote way of working, with a focus on the health and wellness of employees. We have extended support to the employees impacted by this pandemic including those who tested positive for COVID-19. A contribution fund was also established for employees to extend their support towards COVID-19 relief efforts. Contributions made here will be channelized through suitable Government agencies/ Non-Government Organizations (NGOs).

Here are some of the other initiatives of this year:

•	Be the Navigator: An empowerment program to encourage purposeful innovation for clients. Impetus is given in the form of hackathons, makeathons, ideathons and knowledge-sharing sessions.
•

Awards for Excellence: The Awards for Excellence remains our largest rewards and recognition platform for employees. This year the awards for excellence celebrated 25 years and, we received the highest number of nominations across geographies, covering over 20 categories.

•	Petit Infoscion Day: An eagerly awaited family-day event for employees. Children are engaged through fun and educational activities and their academic and co-curricular achievements rewarded.
•

HALE: Our Health Assessment & Lifestyle Enrichment program helps build and sustain a healthy and productive workforce by promoting health and well-being, ensuring safety, and encouraging work-life balance.

•

Building the Talent of Tomorrow: Keeping a strong focus on Talent Development, we have embarked on a ‘Reskilling’ journey with the objective of enabling a powerful talent ecosystem that helps build and scale capabilities of the future. We are building a new construct of ‘hybrid jobs’ that combine technology, domain and industry experience. We are also retraining our workforce through structured learning paths and offering them a new-age skill identity through ‘Skill Tags’ aligned to our digital and niche service offerings. Talent redeployment has been encouraged by providing avenues for internal mobility through talent rotation and structured bridge programs.

•

Revamped Rewards Philosophy: At Infosys, rewards are considered a total experience – the organization, its people, its workplaces, practices, and values all come together to give its employees a rewarding experience of working and contributing here. In addition to the standard compensation and benefits, we have made rewards available through learning, through diverse career experiences and through platforms for creative contributions as well.

•

Total Rewards Center: A dynamic technology platform was created where managers can get a comprehensive view of their Total Rewards. Employees can view their Total Reward Statement and all the information about Infosys’ investment in them including compensation, benefits and other tangible/intangible reward elements as well.

•

Stock Incentive Rewards Program: Infosys launched the Expanded Stock Ownership Program 2019 that links long term employee incentives with shareholder value creation. Under this program grants will vest based on Company’s performance and it aims to align employee interest with shareholder value creation, incentivize, attract and retain key talent, and reward employee performance with ownership.

•	Infosys launched the InStep program in Romania, providing opportunities to interns from major technical universities.
•

Infosys inaugurated its new state-of-the-art Digital Innovation Centre in Dusseldorf, Germany with the first batch of graduate hires strengthening our localization commitment in Europe. Infosys also inaugurated its new strategic Center of Excellence in Baden, Switzerland, serving its Turbomachinery and Propulsion practice. In the US, the Arizona Technology and Innovation Center was launched with a special focus on autonomous technologies, Internet of Things (IOT), full-stack engineering, data science and cybersecurity.

Our customers and the market in general are moving at an incredible speed; they are leveraging technology to dismantle existing business models and create entirely new industries. Within Infosys we are striving to foster a similar environment of innovation and digitalization for our employees. The internal digitalization journey has been designed along the key moments of the employee’s life cycle. Some of the key initiative here are:

•

Launchpad App: This platform has been designed to cater to new joiners across the globe. It helps engage with employees even before they join the Company. Being mobile based, it provides a guided flow that helps employees throughout the onboarding process, making the entire process paperless and faster which has resulted in employees joining projects earlier.

•

InfyMe App: A self-service platform for employees to conduct all transactions and obtain all company information on the go, anywhere, anytime. It has brought the world of Infosys to the fingertips of the employees. All the isolated applications and automations that were built over the years have been enabled as services on this App.

•

Compass is our internal job marketplace. Compass has been a trendsetter, first put into place in 2016 and has now become a platform through which job creators make opportunities available to employees and employees can express interest in these opportunities. It helps drive all internal career movements within Infosys, instances of which have increased manifold in last year.

•

MAQ (Manager Quotient) supports managers with insights that are curated from information and transactions/behavior demonstrated by managers – performance evaluation closures, goal setting, employee satisfaction score, exit interviews and so on. MAQ drives the right behavior by evaluating managers on an ongoing basis on various managerial competencies and provides developmental suggestions to managers to improve.

•

iEngage is the latest addition to the arsenal of our platform journey. iEngage is created to drive vertical engagement between employee and unit leadership. A manager or leader can use this app to schedule events, invite employees and track actions identified during such events. The data generated from these events will be used to measure employee sentiment, identify key concern areas that can ultimately drive policy and process changes.

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

For example, during fiscal 2020, we received 2,141,373 employment applications, interviewed 150,130 applicants and extended offers of employment to 83,319 applicants. These statistics do not include our subsidiaries. We added 14,248 new employees, net of attrition during fiscal 2020.

Education, Training and Assessment

Infosys believes in lifelong learning for its employees, and competency development for its employees. Our Education, Training and Assessment (ETA) team has been instrumental in creating a culture of learning in the organization. Lex, our highly scalable, mobile-first, modular learning platform is now being offered to some of our clients as Wingspan. This year, we enhanced Lex by introducing new gamification features, online hands-on lab facilities, video proctored assessments, and a host of other features. Being a mobile first platform, Lex is helping our employees to continue their learning journey, and to get certified even during the COVID-19 lock-down period. We introduced 36 digital learning kits to help our employees to get reskilled into digital services. We now have about 900 self-learning courses apart from 1,400 courses in instructor-led training mode.

We are continuing to work with various academic institutions to reskill our employees. We have collaborations with the Rhode Island School of Design to train employees on design skills, with Purdue University on cybersecurity, with Trinity College, Hartford on business analysis skills, with Cornell University on program management, and with the University of North Carolina for data analytics.

We launched a platform called InfyTV, with several courses on technical and professional skills, aimed at improving the understanding of the fundamental building blocks of technology among engineering students across India, to help them become industry-ready. We have more than 600,000 learners registered on this platform. The same platform is also being used for fresh hires recruitment as well. Campus Connect, our industry-academia partnership program, is making use of InfyTV to reach out to engineering college students and faculty members across India. Campus Connect also made progress with the launch of electives to help engineering colleges run new programs within their curricula and rolled out Infosys elective programs in 137 colleges across India.

Leadership development

In fiscal 2020, Infosys Leadership Institute (ILI) built on and further enhanced its focus on enabling the organization and its leaders through succession planning and leadership development interventions. ILI defined and institutionalized Leadership Powered by Values (LV), our updated leadership framework benchmarked to the new-age digital leadership imperatives. This framework, which focused on five leadership dimensions also factored for adverse leadership behaviors, became the base of all leadership assessment and development programs through the year including leadership 360 and leadership competency assessment as a part of performance evaluation.

ILI worked with senior leaders to identify new Critical Positions and additional leadership metrics to strengthen the organizational Succession Planning program. This was followed by a comprehensive review and update of the Succession Planning program. ILI also designed and implemented the Leadership Constellation Program, with the objective of identifying select leaders for prioritized development for the year and enhancing the successor pool. The highly curated Leadership Journey of the program included globally renowned leadership instruments and assessments, individual coaching, Career Conversations, Signature Programs at Stanford and a variety of other leadership development experiences. While the Constellation Program focused on leadership capabilities at the organizational level, the Alchemy program is designed to enhance the leadership capabilities at a business unit level using a similar approach. A PDP system, built on Infosys Lex platform allows leaders to create and track their development journey in an effective and seamless manner, leading to a tangible impact on organizational leadership capabilities.

The Constellation Program also enabled ILI to use data-based insights to identify organizational, unit level and individual development focus areas. Accordingly, ILI offered a variety of programs leveraging global faculty through classroom programs, webinars, case study led discussions and Leaders Teach sessions. Continuing its focus on Diversity, ILI also offered its acclaimed Women in Leadership program exclusively for its women leaders. More than 95% of Infosys Title Holders completed at least one leadership intervention at an average of 2.6 leadership learning days, totaling 2000+ leadership learning days. The leadership programs offered globally by ILI were received very positively with an approval rating of more than 90%.

Visas

As of March 31, 2020, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 15, 2020, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 15, 2020. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,258,992,566 equity shares outstanding as of May 15, 2020. Percentage of shareholders representing less than 1% are indicated with an ‘*’.

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.36
Salil Parekh(2)	432,928	'*'
U.B. Pravin Rao(3)	1,205,687	'*'
Dr. Punita Kumar-Sinha (4)	5,852	'*'
Nilanjan Roy(5)	8,723	'*'
Mohit Joshi(6)	264,767	'*'
Krishnamurthy Shankar(7)	52,674	'*'
Inderpreet Sawhney	32,164	'*'
Total (all directors and executive officers)	102,463,963	2.41
Note:	No other material changes subsequently till May 29, 2020.
(1)	Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)	Includes 100,604 performance-based stock units which is due for vesting on June 22, 2020.
(3)

Includes 21,500 stock options each vested on May 2, 2018, May 2, 2019 and May 2, 2020 which are yet to be exercised, 13,624 RSUs vested on May 2, 2020 and 40,241 RSUs which is due for vesting on June 22, 2020.

(4)

Includes 3,098 ADSs of Infosys Limited held by Dr. Punita Kumar-Sinha’s immediate family. She also owns 2,754 ADSs through the Asia Opportunities Fund. Dr. Punita Kumar-Sinha disclaims beneficial ownership of such shares.

(5)	Includes 5,986 time-based and 2,737 performance-based RSUs vested on May 2, 2020.
(6)	Includes 56,374 stock options each vested on November 1, 2017 and November 1, 2019, 56,376 stock options vested on November 1, 2018 and 33,426 RSUs vested on February 27, 2020.
(7)	Includes 9,500 stock options each vested on November 1, 2018 and November 1, 2019 which are yet to be exercised.

Notes:

Among directors, Kiran Mazumdar-Shaw, D. Sundaram, Michael Gibbs and Uri Levine do not hold shares / ADRs of the Company and among officers, Ravi Kumar S. does not hold any shares / ADRs of the Company.

Option plans

2015 Plan

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

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively, under the 2015 plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

2019 Plan

In continuation of the Company’s philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board of Directors at its meeting held on May 15, 2019, on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders, approved to issue a new stock incentive plan called Infosys Expanded Stock Ownership Program - 2019 (‘2019 plan’). This plan sets out challenging performance criteria aligned to shareholder value creation to deepen employee ownership of the Company. By inclusion of leading market benchmarked performance criteria like relative Total Shareholder Return (TSR) in the 2019 plan, the Company has adopted best in class global corporate governance practices. Further the 2019 plan intends to incentivize, retain, and attract key talent through this performance-based stock incentive plan amongst an expanded employee base.

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative TSR against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.

The following is the summary of grants made during fiscal 2020, 2019 and 2018 under the 2015 and 2019 plan:

Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
2015 Plan
RSU and ESOP - Equity settled
Key Managerial Personnel (KMPs)*	506,526	696,480	2,199,146
Employees other than KMP	3,347,650	3,644,220	3,345,220
	3,854,176	4,340,700	5,544,366
RSU and ESOP- Incentive units (cash settled)
KMPs	180,400	—	—
Employees other than KMP	475,740	74,090	100,080
	656,140	74,090	100,080

2019 Plan
Equity settled RSU
KMPs	352,793	—	—
Employees other than KMP	1,738,500	—	—
	2,091,293	—	—

Total grants	6,601,609	4,414,790	5,644,446

Information in the table above is adjusted for September 2018 bonus issue wherever applicable.

*	Upon Dr. Vishal Sikka's (Ex-CEO) resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited.

Refer to the section ‘Board and Management changes’ for details on appointment and resignation of KMPs

The RSUs, ESOPs and incentive units granted under the 2015 plan would generally vest over a period of four years and shall be exercisable within the period as approved by the Committee.

The RSUs, granted under the 2019 plan would generally vest over a period of three years and shall be exercisable within the period as approved by the Committee.

During fiscal 2020, 2019 and 2018, the company recorded an employee stock compensation expense of $34 million, $29 million and $13 million (including a reversal of $5 million towards forfeiture of stock incentives granted to Dr. Vishal Sikka (Ex-CEO) upon his resignation), respectively in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other executive officers and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2019 plan and 2015 plan as of March 31, 2020:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	2,091,293	8,780,898
ESOPs	—	1,100,330

Grants made under the 2015 plan have been adjusted for September 2018 bonus issue.

For additional information on the Company’s stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 15, 2020, contains certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 15, 2020. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares	No. of shares beneficially held	% of class of shares
Name of the beneficial owner	Equity	May 15, 2020		March 31, 2019		March 31, 2018
Shareholding of all directors and officers as a group	Equity	102,463,963	(1)2.41	103,956,809	(2)2.39	52,002,458	(3)2.38
Life Insurance Corporation of India	Equity	289,654,241	6.80	254,332,376	5.83	149,514,017	6.85

1)	Comprised 102,463,963 shares owned by directors and officers and includes ESOPs:

i) which have vested and yet to be exercised;

a) 21,500 stock options each vested on May 2, 2018, May 2, 2019 and May 2, 2020 and 13,624 RSUs vested on May 2, 2020 of U. B. Pravin Rao;

b) Includes 5,986 time-based and 2,737 performance-based RSUs vested on May 2, 2020 of Nilanjan Roy.

c) Includes 56,374 stock options each vested on November 1, 2017 and November 1, 2019, 56,376 stock options vested on November 1, 2018 and 33,426 RSUs vested on February 27, 2020 of Mohit Joshi.

d) Includes 9,500 stock options each vested on November 1, 2018 and November 1, 2019 of Krishnamurthy Shankar;

ii) which have been granted but due for vesting in next 60 days;

a) includes 40,241 performance-based stock units which is due for vesting on June 22, 2020 of U.B. Pravin Rao;

b) Includes 100,604 performance-based stock units which is due for vesting on June 22, 2020 of Salil Parekh.

The percentage of ownership is calculated on 4,258,992,566 equity shares.

2)	Comprised 103,956,809 shares owned by directors and officers. The percentage of ownership is calculated on 4,361,733,444 equity shares.
3)	Comprised 52,002,458 shares owned by directors and officers. The percentage of ownership is calculated on 2,184,114,257. Not adjusted for Bonus issued in September 2018.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and as of May 15, 2020 are held by 96,789 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs, who are registered with the SEBI. As of May 15, 2020, 31.63% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to Note no. 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and percentage of shareholding as at March 31, 2020 and March 31, 2019.

Related party transactions of Infosys Limited with its subsidiaries (on a standalone – basis)

a. Details of capital invested in subsidiaries as of March 31, 2020:

(Dollars in millions)
List of subsidiaries	As at March 31, 2020
Infosys BPM	145
Infosys Australia(1)	—
Infosys China	58
Infosys Chile	1
Infosys Mexico	14
Infosys Sweden	11
Infosys Brasil(4)	—
Infosys Public Services	17
Infosys Shanghai	150
Infosys Consulting Holding	241
Infosys Consulting Pte Ltd(6)	186
EdgeVerve	203
Infosys Nova(2)	177
Infosys Americas(3)	—
Infosys Austria GmbH(3)	—
Infosys Consulting Ltda (4)	26
Brilliant Basics Holdings Limited	9
Infosys Arabia Limited(5)	—
Panaya	84
Infosys Luxembourg S.a r.l.	1
WongDoody Holding Company Inc	53
Infosys Consulting S.R.L	5
Kallidus and Skava	30
(1)	Liquidated effective November 17, 2019
(2)	During fiscal 2020, Infosys infused further capital in Infosys Nova. Infosys Nova acquired Outbox Systems Inc., dba Simplus US.
(3)	The investment amount is less than $1 million.
(4)	Infosys Brasil, a wholly owned subsidiary of Infosys Ltd merged into Infosys Consulting Ltda, a wholly owned subsidiary of Infosys Ltd effective October 1, 2019
(5)	Infosys holds 70% of equity shares of Infosys Arabia Limited and the investment is less than $1 million.
(6)	Includes $185 million of loan converted into redeemable preference shares during fiscal 2020.

During fiscal 2020, Infosys consulting Pte Ltd acquired HIPUS and Stater N.V.

Refer to Note 2.10 Business combinations, under Item 18 of this annual report for further details

b. Details of amounts of outstanding loans at the end of the year:

		(Dollars in millions)
Particulars	March 31, 2020	March 31, 2019	March 31, 2018
Loans:
Infosys China(1)	12	12	11
Infosys Consulting S.R.L(2)	1	—	—
Infosys Consulting Holding AG(5)	—	13	16
Infosys Consulting Pte Ltd.(3)	37	96	—
Brilliant Basics Holdings Limited(6)	—	1	1
	50	122	28

Debentures:
EdgeVerve(4)	153	209	272

(1)	Interest rate of 6% per annum and term of loan is one year.
(2)	Interest rate of 4% per annum and repayable on demand
(3)	Interest rate of 3% per annum and repayable on demand
(4)	Interest rate for fiscal 2020, 2019 and 2018 is 8.35%, 8.39% and 7.7%, respectively
(5)	Interest rate of 2.5% per annum and the loan is repaid during fiscal 2020
(6)	Interest rate of 3.5% per annum and the loan is repaid during fiscal 2020

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
Loans:
Infosys China	12	12	14
Brilliant Basics Holdings Limited	1	1	1
Infosys Consulting S.R.L Argentina	1	—	—
Infosys Consulting Pte Ltd	266	98	—
Infosys Consulting S.R.L Romania	1	—	—
Infosys Consulting Holding AG	13	17	16

Debentures:
EdgeVerve	209	272	326

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
Financing transactions
Equity
Panaya Inc	—	—	5
Infosys China	—	—	15
Infosys Chile	—	1	—
Infosys Shanghai	—	—	11
Infosys Brazil(3)	—	18	—
Infosys Australia	—	(5)	—
Infosys Nova(1)	177	—	—
Brilliant Basics Holdings Limited	—	2	7
Infosys Consulting Ltda(3)	20	6	—
WongDoody Holding Company Inc	2	51	—
Infosys Consulting S.R.L Romania	—	5	—
Infosys Luxembourg S.a r.l.	—	1	—

Preference shares
Infosys Consulting Pte Ltd(2)	185	—	—
	384	79	38
Debenture (net of repayment)
EdgeVerve	(53)	(48)	(54)
	(53)	(48)	(54)
Loans (net of repayment)
Infosys Consulting Holding	(13)	(3)	15
Infosys Consulting Pte Ltd(2)	(70)	98	—
Infosys Consulting S.R.L. Romania	1	—	—
Brilliant Basics Holdings Limited	(1)	—	1
	(83)	95	16

(1)

During fiscal 2020, Infosys infused further capital in Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited. Infosys Nova Holdings LLC acquired Outbox Systems Inc. dba Simplus (US) along with its eight subsidiaries in fiscal 2020. Refer to Note 2.10 Business combinations, under Item 18 of this Annual Report for further details.

(2)	During fiscal 2020, loan amounting to $185 million was converted into redeemable preference shares is considered as repayment of loans and investment in redeemable preference shares.
(3)

Infosys Brasil, a wholly owned subsidiary of Infosys Ltd merged into Infosys Consulting Ltda a wholly owned subsidiary of Infosys Ltd effective October 1, 2019. Infosys consulting Ltda issued equity shares in Infosys consulting Ltda as a consideration for this merger to Infosys Ltd.

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

ii) Revenue transactions

	(Dollars in millions)
Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
Purchase of services
Infosys China	11	12	14
Infosys Consulting Holding and its subsidiaries	160	136	129
Infosys Consulting Pte Limited and its subsidiaries	22	19	10
Infosys Consulting Ltda	2	—	—
Infosys Consulting Romania	3	—	—
Infosys BPM and its subsidiaries	125	109	88
Infosys Sweden	7	7	9
Infosys Shanghai	11	11	10
Infosys Mexico	9	10	4
Infosys Chile	2	1	—
Infosys Public Services	5	6	3
Panaya Ltd.	14	13	13
Infosys Brasil	1	2	2
WDW Communications, Inc	9	2	—
Kallidus	4	7	1
Noah Consulting LLC and its subsidiary	—	—	14
Brilliant Basics Limited	13	11	4
	398	346	301
Purchase of shared services including facilities and personnel
Infosys BPM and its subsidiaries	—	1	3
Brilliant Basics Limited	1	1	—
WDW Communications, Inc	2	—	—
Kallidus Inc	—	—	1
	3	2	4
Interest income
Infosys China	1	1	1
Infosys Consulting Pte Limited	6	1	—
EdgeVerve	15	20	24
	22	22	25
Dividend income
Infosys BPM	—	—	130
	—	—	130
Sale of services
Infosys China	3	4	4
Infosys Mexico	5	3	4
Infosys Consulting Holding and its subsidiaries	6	8	6
Infosys Consulting Ltda	1	—	—
Infosys Consulting Pte Limited and its subsidiaries	15	—	—
Infosys Brasil	1	1	1
Infosys BPM and its subsidiaries	62	48	28
Infosys Sweden	2	1	2
Infosys Shanghai	1	1	1
EdgeVerve	84	67	63
Infosys Compaz Pte Limited	—	2	—
Infosys Public Services	105	109	98
	285	244	207
Sale of shared services including facilities and personnel
EdgeVerve	5	5	6
Panaya Ltd.	1	6	8
Infosys Consulting Holdings and its subsidiaries	—	—	1
Infosys BPM and its subsidiaries	4	4	10
	10	15	25

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

See Note 2.20, Related party transactions, under Item 18 of this Annual Report for details of transactions with KMP.

Employment and indemnification agreements

Refer to the section titled ‘Employment and Indemnification agreements’ under Item 6 of this Annual Report.

Loans to employees

We provide personal and salary advances and loans to our employees.

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $35 million, $38 million and $43 million were outstanding as of March 31, 2020, 2019 and 2018, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Balance Sheet as of March 31, 2020 and 2019.
•	Consolidated statements of comprehensive income for the years ended March 31, 2020, 2019 and 2018
•	Consolidated statements of changes in equity for the years ended March 31, 2020, 2019 and 2018
•	Consolidated statements of cash flows for the years ended March 31, 2020, 2019 and 2018
•	Notes to the consolidated financial statements

Export revenue

For fiscal 2020, 2019 and 2018, we generated $12,447 million, $11,507 million and $10,593 million, or 97.4%, 97.5% and 96.8% of our total revenues of $12,780 million, $11,799 million and $10,939 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Capital allocation policy

Effective from fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed on August 2019

The Board in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Board decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT). Additionally, the Board had identified an amount of up to ₹13,000 crore (approximately $2 billion) to be paid to shareholders in the form of

•	A special dividend of ₹5 per share ($0.08 per share) (adjusted for September 2018 bonus issue) to be paid in June 2018. This resulted in a subsequent payout of ₹2,633 crore ($386 million).
•

Identified an amount of up to approximately ₹10,400 crore (approximately $1,600 million) to be paid out to shareholders for fiscal 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals

In line with the above, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares through the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share (maximum buyback price). Further, the Board also approved a special dividend of ₹4 per share ($0.06 per share) that resulted in a payout of approximately ₹2,107 crore (approximately $296 million) (including dividend distribution tax and divided paid on treasury shares converted using the exchange rate on the date of payment).

The shareholders approved the proposal of a buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges at the maximum buyback price of ₹800 per equity share. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares through the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore ($386 million) already paid in June 2018, the Company completed the distribution of ₹13,000 crore ($1,866 million*) which was announced as part of its capital allocation policy in April 2018.

*As the USD/INR exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,866 million (comprising $1,184 million pertaining to the buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $296 million towards special dividend paid to shareholders in January 2019).

Buyback completed in December 2017

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 113,043,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record Date by cancelling American Depositary Shares and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares.

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

The following table provides details of per share dividend recognized and paid during fiscal 2020, 2019 and 2018

	Fiscal 2020	Fiscal 2019(2)	Fiscal 2018(2)
Dividend per Equity Share (₹)
Interim dividend(3)	8.00	7.00	6.50
Final dividend(4)	10.50	10.25	7.38
Special dividend(5)	—	9.00	—

Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.11	0.10	0.10
Final dividend(4)	0.15	0.16	0.12
Special dividend(5)	—	0.14	—

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Dividend declared previously, retrospectively adjusted for September 2018 bonus share issue wherever applicable.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year
(5)

Represents special dividend of ₹5/- per share (approximately $0.08 per share) declared in fiscal 2018 and special dividend of ₹4/- per equity share (approximately $0.06 per share) declared in fiscal 2019.

During fiscal 2020, on account of the final dividend for fiscal 2019 and interim dividend declared for fiscal 2020 the Company had incurred a net cash outflow of $1,359 million (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of ₹9.50/- per equity share (approximately $0.13 per equity share) for fiscal 2020. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 27, 2020, and if approved would result in a net cash outflow of approximately $532 million (excluding dividend paid on treasury shares).

Bonus issue

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record Date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for the bonus shares. The bonus shares rank pari passu in all respects and carry the same rights as the existing equity shares.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange (“NYSE”), under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We listed our ADSs on the Euronext London and Paris markets on February 20, 2013.

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

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated on June 28, 2017. The Deposit Agreement has been filed by the Company previously.

As of May 15, 2020, we had 4,258,992,566 equity shares issued and outstanding. There were 96,789 record holders of ADRs, evidencing 739,301,182 ADSs (Each ADS currently represents one equity share). As of May 15, 2020, there were 1,207,914 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2020 for cable transfers in Indian rupees as published by the FEDAI, which was ₹75.67 per $1.00.

On May 28, 2020, the closing price of equity shares on the BSE was ₹707.25 equivalent to $9.34 per equity share and on the NSE was ₹707.40 equivalent to $9.34 per equity share based on the exchange rate on that date and on May 28, 2020, the closing price of ADSs on the NYSE was $9.19 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017 adopted new Articles of Association to bring the same in line with provisions of the Companies Act, 2013. The Company vide postal ballot concluded on August 22, 2018 altered clause V of the Memorandum of Association to reflect the increase in the Authorized capital for the issue of Bonus shares. The Memorandum and Articles of Association are available on the website of the Company and were filed previously as an exhibit to the Annual Report on Form 20-F and is available under the following links: https://www.sec.gov/Archives/edgar/data/1067491/000106749117000021/exv01w01.htm and https://www.sec.gov/Archives/edgar/data/1067491/000156459019022837/infy-ex12_1403.htm

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013, as amended from time to time, (the “Indian Companies Act”).

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association of the Company which was filed as an exhibit to the Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act and is not intended to be a substitute for professional legal advice. Various statutory authorities and departments of the Government of India have also extended several temporary relaxations on compliances requirements on account of the COVID-19 pandemic. The summary below does not include details of such temporary relaxations.

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be fifteen unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2020, we had eight directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting (AGM), not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require two-thirds of the non-independent directors on the Board retire by rotation every year, and one-third of them whose office of directorship is the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

An independent director can hold office for only two consecutive terms, and will be eligible for reappointment after three years of ceasing to be an independent director, provided he/she is not appointed in or associated with the company in any capacity (whether directly or indirectly) during such three-year period.

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

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2020, 4,258,992,566 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 18,239,356 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2020, we had 2,091,293 and 9,881,228 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

In line with the Capital Allocation Policy announced in April 2018, the shareholders approved the buyback of equity shares under the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price), through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019.

During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the year ended March 31, 2019 pursuant to a bonus issue approved by the shareholders through postal ballot. Record Date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares rank pari passu in all respects and carry the same rights as the existing equity share and holders of the bonus shares are entitled to participate in full in any dividend and other corporate action recommended and declared.

Dividends

Under the Companies Act, 2013 our Board recommends the payment of a dividend which is then approved by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

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

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within seven days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund (IEPF) established by the Government of India under the provisions of the Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the IEPF Rules, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

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

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its free reserves, subject to the following conditions:

•

The dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year (this condition is not applicable where the company has not declared dividends in the three financial years immediately preceding that year);

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

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall issue any equity shares by way of bonus unless is authorized by its articles of association, has made reservation of equity shares of the same class in favor of the holders of outstanding compulsorily convertible debt instruments, if any, in proportion to the convertible portion thereof (which may be issued at the time of conversion of the debt instruments on the same terms or same proportion at which the bonus shares were issued). The bonus issue must be made out of free reserves, securities premium account or capital redemption reserve account, and built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. A company is not allowed to declare bonus in lieu of dividend. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board (where shareholders’ approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within two months from the date of approval by the Board The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares at a general meeting of the shareholders, if so, authorized by its Articles of Association, with the approval of its shareholders. Shareholders on record on a fixed record date are entitled to receive the split or combination.

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

Meetings of Shareholders

We must convene an AGM of shareholders each year within 15 months of the previous AGM or within five months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting (EGM) of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders of record, excluding the days of mailing and date of the meeting. The EGM of shareholders must be held at a place within India. The AGM of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any general meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of tie. Any shareholder of the Company entitled to attend and vote at a meeting of the Company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, upon remote e-voting or at the general meeting. An authorized representative is also entitled to appoint a proxy. Pursuant to the Listing Regulations, it is mandatory for remote e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act.

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

However, any company which is required to mandatorily provide its members facility to exercise their right to vote on resolutions at a general meeting by electronic means, can pass the above-mentioned resolutions through electronic vote instead of postal ballot. Companies whose equity shares are listed on a recognized stock exchange and if it has not less than one thousand members are compulsorily required to provide their members facility to exercise their right to vote on resolutions at a general meeting by electronic means. The equity shares of the Company are listed on a recognized stock exchange and it has more than one thousand members. Hence, the Company is eligible to pass the above-mentioned resolutions by electronic vote.

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

Our transfer agent for our equity shares is KFin Technologies Private Limited (Formerly Karvy Fintech Pvt. Ltd.) located in Selenium Tower B, Plot Nos. 31 & 32, Financial District Nanakramguda, Serilingampally Mandal, Hyderabad – 500032, India.

The SEBI vide its notification dated June 8, 2018 and through additional notification dated May 27, 2019 clarified that effective April 1, 2019 except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. To that extent, transfer of securities held physically is restricted by the Government of India and such shares will be transferable if converted and held in dematerialized mode.

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

Declaration of Significant beneficial ownership in the Company

Section 90 of the Companies Act, 2013 requires individual shareholders who acting alone or together, or through one or more persons or trust, including a trust and person’s resident outside India, holding beneficial interest of not less than 10% in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company shall make a declaration to the company, specifying the nature of his interest. The Companies (Significant Beneficial Ownership) Rules, 2018 (as amended from time to time) prescribe the thresholds and applicable rules for identifying a 'significant beneficial owner' and provides for filings and disclosures to be made in the event of change in details. Any person failing to submit the required disclosures is punishable with imprisonment for a term which may extend to one year or a minimum fine of one lakh rupees, but which may extend to ten lakh rupees or both imprisonment and fine. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues.

Audit and Annual Report

Under the Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the AGM. Copies of the annual report along with the notice of the AGM are sent to the shareholders are required to be submitted to the stock exchanges on which the company’s shares are listed and published on the company’s website not later than the day of commencement of dispatch to its shareholders. At least 21 days before the AGM of the shareholders, a listed company must distribute soft copies of the full annual report to all those shareholders who have registered their email addresses for this purpose, physical copies of Annual Report to its shareholders who have not registered their email addresses for this purpose and to those shareholders who ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the AGM.

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

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or National Company Law Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a Company’s purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buyback and should have become holders of equity shares on such record date.

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019 and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the  RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against / in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. There are no restrictions on the securities of the Company by any other class of securities or contracts

Alteration of Shareholder Rights

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

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the Company would be triggered by an ADS holder and any persons acting in concert with such ADS holder where the shares that underlie the holder’s (and any persons acting in concert with him) ADSs represent 25% or more of the shares or voting rights of the Company.

Pursuant to the Listing Regulations, we have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed, and must report to the stock exchanges any disclosures made to the Company pursuant to the Takeover Code. Our Articles of Association do not contain a provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules, 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for these purposes means equity shares of the company held by the public and includes shares underlying depository receipts if (i) the holder of such depository receipts has the right to issue voting instruction and (ii) such depository receipts are listed on an international exchange in accordance with the Depository Receipt Scheme, 2014. Equity shares of a company held by a trust set up for implementing employee benefit schemes under the regulations framed by the  SEBI is excluded from ‘public shareholding’

Existing listed companies having a lower public shareholding are required to reach the prescribed threshold of 25% by:

a.	sale of shares held by the promoters / promoters group up to 2% of the total paid-up equity share capital in the open market, subject to five times' average monthly trading volume of the shares; or
b.	allotment of eligible securities through qualified institutional placement in terms of Chapter VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018; or
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

As of March 31, 2020, our public shareholding was approximately at 86.42%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least ₹5,00,000. However, every company whose equity shares are listed on a recognized stock exchange and every company having not less than one thousand members shall provide to its members a facility to exercise their right to vote on resolutions proposed to be considered at a general meeting by electronic means. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act. A proxy including body corporate represented by an authorized representative) may vote for the resolution.

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

As per the agreement with the Depositary, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our ADS holders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Insider Trading Regulations

The Insider Trading Regulations covers within its ambit both listed and proposed to be listed securities and in addition with trading, also specifies that communication or procuring unpublished price sensitive information in violation of the Insider Trading Regulations as an offence. In terms of the Insider Trading Regulations, the promoters, members of promoter group, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company within seven days of their appointment or becoming a promoter or members of promoter group. Further, every promoter, members of promoter group, designated person and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of ₹1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company.

MATERIAL CONTRACTS

We have entered into agreements with our executive directors, Salil Parekh, our Chief Executive Officer and Managing Director and Mr. U.B. Pravin Rao, our Chief Operating Officer.

Mr. Parekh’s employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. Mr. Parekh’s agreement is for an initial term of five years with option to renew for a three-year term on mutually agreed term and subject to shareholder approval. Mr. Parekh and the Company have agreed to provide each other with 90 days’ notice prior to terminating the agreement. Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Parekh has been filed previously with Annual Report on Form 20-F. The addendum to the employment agreement with Mr. Parekh is filed as an exhibit to this Annual Report on Form 20-F.

Mr. Rao’s employment agreement provides for an annual salary, variable pay, bonuses, performance-based stock compensation and other terms including employee benefits, vacation, expenses and minimum remuneration. Mr. Rao and the Company have agreed to provide each other with three months’ notice prior to terminating the agreement. Mr. Rao may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Rao has been filed previously with Annual Report on Form 20-F. The addendum to the employment agreement with Mr. Rao is filed as an exhibit to this Annual Report on Form 20-F.

The Company has not entered into any material contracts, other than contracts with its CEO and COO during the two years immediately preceding publication of this Form 20F. The copies of such employment agreements were filed previously with the Annual Report on Form 20F.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under the recently amended regulations, foreign direct investment in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. With a view to safeguard domestic organizations from hostile or opportunistic acquisitions in the midst of COVID-19 pandemic, by way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Ministry of Finance has made the prior approval of the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020, from countries that share land border with India. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing land border with India.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident, the minimum price per share payable by a non-resident to acquire the shares cannot be less than the higher of:

a.	the average of the weekly high and low of the volume weighted average price of equity shares on a stock exchange during the twenty-six weeks prior to the relevant date; or
b.	the average of the weekly high and low of the volume weighted average prices of equity shares on a stock exchange during the two week period prior to the relevant date.

In case of a sale of shares of a listed Indian company by a non-resident to a resident, the price per share computed in accordance with the procedure set above will be the maximum price per share that can be paid by the resident for the purchase of shares from a non-resident.

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a foreign portfolio investor (FPI) with the SEBI; or (b) a person resident outside India who is a citizen of India (NRIs) or (c) a person resident outside India who is registered as an overseas citizen of India cardholder under the Citizenship Act, 1955 (OCIs) or (d) is a person resident outside India investing under the foreign direct investment route (FDI) in 10 percent or more of the post issue paid-up equity capital on a fully diluted basis of a listed Indian company, subject to the Takeover Code.

The conditions prescribed for investment by a non-resident on the stock exchange under the FDI route, are as follows:

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

iii.

The original and resultant investments are in line with the extant foreign direct investment policy and the regulations under the Foreign Exchange Management Act, 1999 in respect of sectoral cap, entry route, reporting requirement and documentation.

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

Investment by Non-Resident Indians and Overseas Citizens of India

NRIs or OCIs are permitted to purchase or sell equity instruments1 of a listed Indian company on repatriation basis, on a recognized stock exchange in India. An NRI or OCI can purchase up to 5% of the total paid-up equity capital on a fully diluted basis or should not exceed 5% of the paid-up value of each series of debentures or preference shares or warrants issued by an Indian company, subject to the condition that the total holdings of all NRIs and OCIs together does not exceed 10% of the total paid-up equity capital on a fully diluted basis or should not exceed 10% of the paid-up value of each series of debentures or preference shares or warrants. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations

1.

Rule 2(k) of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time, define “equity instruments” to mean equity shares, convertible debentures, preference shares and share warrants issued by an Indian company. Explanation:(i) Equity shares issued in accordance with the provisions of the Companies Act, 2013 shall include equity shares that have been partly paid. “Convertible debentures” means fully, compulsorily and mandatorily convertible debentures. “Preference shares” means fully, compulsorily and mandatorily convertible preference shares. Share Warrants are those issued by an Indian company in accordance with the regulations by the Securities and Exchange Board of India. Equity instruments can contain an optionality clause subject to a minimum lock-in period of one year or as prescribed for the specific sector, whichever is higher, but without any option or right to exit at an assured price. (ii) Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue or as may be specified by the Reserve Bank from time to time. Twenty- five per cent of the total consideration amount (including share premium, if any) shall be received upfront. (iii) In case of share warrants, at least twenty-five per cent of the consideration shall be received upfront and the balance amount within eighteen months of the issuance of share warrants.

Investment by Foreign Portfolio Investors

Investments by FPIs is governed by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (FPI Regulations) as well as the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 and the Foreign Exchange Management (Debt Instruments) Regulations, 2019 from an Indian exchange control perspective. FPIs are required to be registered with the designated Depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs can invest only in the permitted securities such as:

a.	shares, debentures and warrants issued by a body corporate, listed or to be listed on a recognized stock exchange in India, through primary and secondary markets;
b.	units of domestic mutual funds or Exchange Traded Funds, which invest less than or equal to 50% in equity;
c.	units of schemes floated by a collective investment scheme;
d.	derivatives traded on a recognized stock exchange;
e.	dated government securities and treasury bills;
f.	credit enhanced bonds;
g.	security receipts issued by asset reconstruction companies;
h.	debt instruments issued by banks, eligible for inclusion in regulatory capital;
i.	listed non-convertible / redeemable preference shares or debentures issued in terms of Regulation 6 of the Foreign Exchange Management (Debt Instruments) Regulations, 2019;
j.	non-convertible debentures or bonds issued by an Indian company;
k.	Rupee denominated bonds or units issued by infrastructure debt funds;
l.	Indian depository receipts;
m.	units of Real Estate Investment Trusts, Infrastructure Investment Trusts and Category III Alternative Investment Funds registered with SEBI;
n.	any debt securities or other instruments as permitted by the RBI for foreign portfolio investors to invest in from time to time;
o.

securitized debt instruments, including any certificate or instrument issued by a special purpose vehicle set up for securitization of assets with banks, financial institutions or non-banking financial institutions as originators;

p.	municipal bonds;
q.	commercial papers issued by an Indian company and
r.	such other instruments specified by the Securities and Exchange Board of India from time to time.

A single foreign portfolio investor (including its investor group) is permitted to purchase equity shares of a company only below 10% of the paid-up equity capital of the company. If the investment made by a person resident outside India in a listed Indian company is less than 10% of the post issue paid-up equity share capital (on a fully diluted basis) of such listed Indian company or less than 10% of the paid up value of each series of capital instruments of such listed Indian company, such investment would be categorized as foreign portfolio investment. However, there is a distinction between such foreign portfolio investment and investment by an entity registered with SEBI as a foreign portfolio investor. In other words, all investments by a SEBI registered FPI will necessarily be categorized as foreign portfolio investments, however investments by entities not registered as FPI with SEBI can also be categorized as ‘foreign portfolio investments’ if it is within the prescribed limits. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, a registered Category I FPI may issue offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it in India, as its underlying) only in the event (i) such offshore derivative instruments are issued only to persons who are eligible to obtain registration as Category I FPIs; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure any transfer of any offshore derivative instrument issued by or on behalf of it is made to persons who fulfill the above requirements. Further, prior consent of the FPI issuing the offshore derivative instrument is obtained for a transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI. Category II FPIs or persons who would be categorized as Category II FPIs cannot deal in offshore derivative instruments.

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time) ("Non-Debt Rules") provide provides that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India through public offer/ private placement, subject to the individual and aggregate limits and the conditions specified. Further, under the FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018.

As per the Non-Debt Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holding of all FPIs put together (i.e., aggregate limit) shall not exceed 24% of the paid up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The aggregate investment limit of 24% mentioned above could also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders.

With effect from April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold.

Portfolio investment, up to aggregate foreign investment level of 49% or sectoral / statutory cap, whichever is lower, will not be subject to either Government approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Non-Debt Rules.

Section 9 of the Income Tax Act was amended vide Finance Act, 2017 so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012 but before the April 01, 2015. This amendment takes effect retrospectively from April 1, 2012 and will, accordingly, apply from assessment year 2012-13 and subsequent assessment years. Section 9 of the Income Tax Act has been further amended so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014, made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). This amendment takes effect retrospectively from April 1, 2015 and will, accordingly, apply from assessment year 2015-16 and subsequent assessment years.

Further, Finance Act 2020, dated March 27, 2020, has modified the above proviso to explanation 5. After the amendments, below shall be applicable with effect from April 1, 2020 and will, accordingly, apply in relation to the assessment year 2020-21 and subsequent assessment years.

Explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012 but before the April 01, 2015. Further, explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 prior to their repeal, made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). Further, following proviso is also inserted vide Finance Act 2020, “Provided also that nothing contained in explanation 5 shall apply to an asset or a capital asset, which is held by a nonresident by way of investment, directly or indirectly, in Category-I foreign portfolio investor under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, made under the Securities and Exchange Board of India Act, 1992.”

ADSs Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Circulars dated October 10, 2019 and November 28, 2019on framework for issue of Depositary Receipts.

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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue or transfer permissible securities to a foreign depository for the purpose of issue of a Depository Receipt (“DR”) if such company has not been specifically prohibited from accessing capital markets or dealing in securities subject to the conditions prescribed therein. However, the SEBI vide its circular dated October 10, 2019 (SEBI Circular), has now restricted the scope of issuance of DRs to Companies incorporated in and listed on a recognized stock exchange in India. Permissible securities as per the SEBI Circular have been defined to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a Recognized Stock Exchange.

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force effective October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019 which amends the definition of 'permissible jurisdiction', inter alia, to include the International Financial Services Centre in India.

Previously, under the DR Scheme, Companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework now prescribes certain additional requirements including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework as under the DR Circular sets out certain additional requirements for issuances of DRs. A permissible holder i.e. holder of DRs now excludes an Indian and a non – resident Indian, which is over and above the requirements of the DR Scheme.

The Company has complied with the provisions of the DR Circular effective October 10, 2019.

A ‘permissible jurisdiction’ for the purpose of the SEBI Circular means jurisdictions as may be notified by the Central Government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019 in respect of sub-rule 1 of rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of 'permissible jurisdictions' has been subsequently notified by the Central Government vide a notification dated November 28, 2019. Accordingly, SEBI vide its circular dated November 28, 2019 notified the list of 'permissible jurisdictions' pursuant to the SEBI Circular.

A listed company issuing DRs is also now required to file with the Indian stock exchanges, any public disclosure made to the international stock exchange within 24 hours from the date of filing. The issuer would also be required to file the offer document for an initial issue of DRs with SEBI and the stock exchanges to seek their comments, if any.

A listed company issuing DRs is also required to ensure compliance with extant laws including compliance with the minimum public shareholding requirements and limits on foreign investment holding under the FEMA. As regards pricing, the current framework provides that the pricing of DR issuances would have to be undertaken at a minimum price equivalent to the price determined for corresponding mode of issue to domestic investors.

Furthermore, the current requirements relating to exercise of voting rights have also been modified under the new framework. Under the DR Scheme, while the exercise of voting rights on the shares underlying the DRs could be dealt with contractually under the deposit agreement, if such voting rights were not exercisable by the DR holders, the shares would not be counted towards minimum public shareholding requirements. However, under the revised framework, voting rights on the underlying shares are mandatorily required to be exercised only by DR holders.

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

Finance Act 2020 has amended the residence rule to provide that in case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated at Not Ordinarily Resident (NOR) if his stay is India is less than 182 days.

Further provided that an Indian Citizen would be deemed to be as Resident of India when such person has income other than income from foreign source, exceeding Rs. 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Further such person who is deemed to be resident of India would be treated as NOR.

A Company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a Company would be considered a resident in India if its place of effective management in that year is in India. Thus, a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated January 24, 2017 has come up with guiding principles to be followed to determine PoEM. Further, the CBDT has vide Notification No. 29/2018 dated June 22, 2018 specified the exceptions, modifications and adaptations to the provisions of the Income-tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax that shall apply to a foreign company having POEM in India. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Up to March 31, 2020, dividend income was exempt from tax for shareholders, during he said period the effective rate of Dividend Distribution Tax (DDT) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of ₹1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding ₹1,000,000.

The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instruments (MLI) as applicable) subject to conditions specified under the Income Tax Act.

Further the Finance Act 2020 has restored the section 80M of Income Tax Act to prevent the cascading effect of imposition of tax on dividend on same profits, by providing that where a domestic company declares dividend, out of dividend received from another domestic or foreign company or business trust, it shall be allowed in computing the total income of such domestic company, a deduction of an amount equal to so much of the amount of income by way of dividends received from such other domestic company or foreign company or business trust as does not exceed the amount of dividend distributed by it up to one month prior to the due date of filing Income Tax Return.

Further the Finance Act 2020 amended section 57 of Income Tax Act to provide that no deduction shall be allowed from dividend income, other than deduction on account of interest expense and in any previous year such deduction shall not exceed twenty percent of the dividend income included in the total income for that year without deduction under section 57 of Income Tax Act.

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
•

Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% as increased by the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, as increased by the applicable surcharge and education cess;

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% as increased by the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•

Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after 1 April 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10 percent. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (COA) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of-

1.	The actual COA of such investments; and
2.	The lower of-
o	Fair Market Value (‘FMV’) of such investments as on January 31, 2018; and
o	the Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

With respect to assets listed as on January 31, 2018, the FMV would be the highest price quoted on the recognized stock exchange on January 31, 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding January 31, 2018 shall be considered to be the FMV; and

•

Any short-term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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

The Finance Act, 2017 has also introduced section 56(2)(x) in the Indian Income Tax Act to include that following shall be chargeable to Income tax as “Income from other sources”:

Where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, amongst others, any shares or securities without consideration, the fair market value of which exceeds fifty thousand rupees, the whole of the fair market value of such shares or securities or for a consideration which is less than the fair market value of the shares or securities by an amount exceeding fifty thousand rupees, the fair market value of such shares or securities as exceeds such consideration. For this purpose, the fair market value is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at

•	a maximum rate of 40% as increased by the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% as increased by the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over ₹1,000,000.

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Act’), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable Multilateral Instruments (MLI). The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D (2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-back of Securities. Before July 5, 2019, Indian listed companies were not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback. In case non-resident FPIs, section 196D (2) of the Income Tax Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs Indian companies would be required to deduct tax at source (including applicable surcharge and cess) on any sum chargeable to tax under section 195(1) of the Income Tax Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Income Tax Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the buyback is through the recognized stock exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate. Further in case of buyback of unlisted shares as per section 115QA of the Income Tax Act, domestic companies are subject to tax on buyback of unlisted shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is a separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided. For tax implications related to the buyback for non-resident shareholders refer to the document ‘tax implications related to the buyback for non-resident shareholders’ which is filed as an exhibit to the Annual Report on Form 20-F.

Further with effect from July 5, 2019, the Finance Act (No 2) 2019 has extended the buy-back Tax to shares of listed company under section 115QA of the Income Tax Act, domestic companies are subject to tax on buyback of listed shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is a separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided.

Further Taxation Law (Amendment) Act 20219 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

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

As per Finance Act 2019 stamp duty shall be chargeable on transfer of shares in Dematerialized Form. Rate in such case shall be 0.015% of total market value of shares in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis. This provision would be applicable from July 1, 2020.

Goods and Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to GST of 18% with effect from July 1, 2017. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. In Erstwhile service tax regime, the service tax rate was 15% inclusive of all cess.

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

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash (or the fair market value of any other property) with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles; therefore, U.S. holders should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, it’s ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is or has been a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or in the preceding taxable year. The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. In addition, it is unclear whether our shares will be considered readily tradeable for this purpose. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Furthermore, any such gain or loss recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. The sale of equity shares or ADSs by a U.S. holder may be subject to certain taxes in India. See the section titled “Taxation - Indian Taxation - Taxation of Capital Gains” in Item 10 of this Annual Report for additional information Due to limitations on the use of foreign tax credits, however, a U.S. holder may not be able to utilize such taxes as a credit against the U.S. holder’s federal income tax liability resulting from such sale.

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

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

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

Fees and other payments made by the depositary

During fiscal 2020, expenses aggregating approximately $229,671 were incurred by the Depositary in relation to our ADS program, including approximately:

•

$197,468 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•	$32,203 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2020, the Depositary has made payments to Infosys totaling to approximately $7 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2020. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

We have not experienced any significant impact to our internal controls over financial reporting despite the fact that most of our employees are working remotely due to the COVID-19 pandemic beginning from mid-March 2020. Established business continuity plans were initiated in order to mitigate the impact to our control environment, operating procedures, data and internal controls. The design of our processes and controls allow for remote execution with accessibility to secure data.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2020. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2020.

Our independent registered public accounting firm, Deloitte Haskins and Sells, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended
March 31, 2020, of the Group and our report dated May 29, 2020, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the Group’s change in method of accounting for revenue from contracts with customers and leases in fiscal year 2019 and 2020 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers and International Financial Reporting Standard 16, Leases; and an emphasis of matter paragraph that the Company is responding to inquiries from Indian regulatory authorities.

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

/s/Deloitte Haskins & Sells LLP

Bengaluru, India

May 29, 2020

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

Item 16B. Code of Ethics

Our Board on July 12, 2019 adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees, the copy of which is available for downloading free of cost from our website at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. The Code of Conduct and Ethics has been previously filed as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy has been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at www.infosys.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2020 and 2019:

	(Dollars in millions)
Type of Service	Fiscal 2020	Fiscal 2019	Description of Services
(a) Audit Fees	2.2	1.6	Audit and review of financial statements
(b) Audit-Related Fees	—	—	Fee for audit related services
(c) Tax Fees	0.2	0.3	Tax returns, filing and advisory services
(d) All Other Fees	0.1	0.1	Other advisory services
Total	2.5	2.0

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In line with the Capital Allocation Policy announced in April 2018, the Board, through its resolution dated January 11, 2019, and the members of Infosys Limited (“Company”), through a special resolution passed through postal ballot concluded on March 12, 2019, had approved the proposal by the Company to buyback its own fully paid-up equity shares of face value of ₹5/- each (“Equity Shares”) from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (“Maximum Buyback Size”) at a price not exceeding ₹800/- per Equity Share (maximum buyback price), under the open market route through the stock exchanges, in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (“Buyback Regulations”), the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, and the Companies (Management and Administration) Rules, 2014, as amended (“Buyback”).

The Buyback commenced on March 20, 2019 and concluded on August 26, 2019 (“Commencement Date”), During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares through the stock exchange at an average price of ₹747.38/- per equity share; and deployed an amount of ₹8,260 crore, utilizing the Maximum Buyback Size (excluding Transaction Costs).

Consequently, the Buyback Committee has approved the closure of the Buyback pursuant to the terms of the Public Announcement, with effect from August 26, 2019, prior to the expiry of six months from the Commencement Date.

Following is the summary of the buyback;

Period	(a)Total number of shares purchased	(b)Average price paid per share (in INR)	(c)Total number of shares purchased as part of publicly announced buyback	(d)Maximum number of shares that may yet to be purchased under the buyback
March 20, 2019 to March 31, 2019	12,652,000	736.12	12,652,000	NA
April 1, 2019 to April 30, 2019	19,844,000	739.32	19,844,000	NA
May 1, 2019 to May 31, 2019	27,206,000	720.89	27,206,000	NA
June 1, 2019 to June 30, 2019	17,731,000	744.85	17,731,000	NA
July 1, 2019 to July 31, 2019	17,048,000	778.42	17,048,000	NA
August 1, 2019 to August 26, 2019	16,038,266	780.98	16,038,266	NA
Total	110,519,266	747.38*	110,519,266	-

*represents price for the period between March 20, 2019 to August 26, 2019.

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

Although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies.

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2020, our Board consists of eight members, a non-executive and non-independent Chairman, two of whom are executive or whole-time directors, while the remaining five are independent directors.

2.

The SEBI LODR requires that a two thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

3.

The SEBI LODR requires that at least one director shall be a woman director and Board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the Board of Directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two woman independent directors as on March 31, 2020.

4.	Criteria for determining the independence of directors also differs between the NYSE listing standards and the SEBI LODR. However, we follow the criteria prescribed under both jurisdictions.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and shareholders of Infosys Limited

In connection with the March 31, 2020 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

(1)	reviewed and discussed the consolidated financial statements with management;

(2)	discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) 1301, as adopted by the PCAOB in Rule 3200; and
(3)

received the written disclosures and the letter from the auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor’s communications with the audit Committee concerning independence and has discussed with the auditor the auditor’s independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bengaluru, India May 29, 2020	D. Sundaram Chairperson and Audit Committee Financial Expert	Dr. Punita Kumar-Sinha Member, Audit Committee	Michael Gibbs Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2020, March 31, 2019 and March 31, 2018.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India May 29, 2020	Nilanjan Roy Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the "Group") as of March 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2020, expressed an unqualified opinion on the Group's internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 2.11 and Note 2.8 to the consolidated financial statements, the Group changed its method of accounting for revenue from contracts with customers and leases in fiscal year 2019 and 2020 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers and International Financial Reporting Standard 16, Leases.

Emphasis of Matter

As more fully described in Note 2.6 and 2.22 to the consolidated financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fixed price contracts using the percentage of completion method - Refer to Notes 1.5(a) and 2.11 to the consolidated financial statements

Critical Audit Matter Description

Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a critical audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•

We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•	We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

–

Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–

Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–	Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones,

which require changes in estimated costs or efforts to complete the remaining performance obligations.

Allowance for credit losses - Refer to Notes 1.5(h) and 2.3.5 to the consolidated financial statements

Critical Audit Matter Description

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

We identified allowance for credit losses as a critical audit matter because of the subjectivity in calculating the expected credit losses. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate of the expected credit losses.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others:

•

We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions (2) completeness and accuracy of information used in the estimation of probability of default and (3) computation of the allowance for credit losses.

•	For a sample of customers:
–	We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.
–

We evaluated the incorporation of the applicable assumptions into the estimate of expected credit losses and tested the mathematical accuracy and computation of the allowances by using the same input data used by the Group.

/s/Deloitte Haskins & Sells LLP

Bengaluru, India

May 29, 2020

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	2.1	2,465	2,829
Current investments	2.2	615	958
Trade receivables		2,443	2,144
Unbilled revenues	2.12	941	777
Prepayments and other current assets	2.4	739	827
Income tax assets	2.18	1	61
Derivative financial instruments	2.3	8	48
Total current assets		7,212	7,644
Non-current assets
Property, plant and equipment	2.7	1,810	1,931
Right of use assets	2.8	551	-
Goodwill	2.9	699	512
Intangible assets	2.9	251	100
Non-current investments	2.2	547	670
Deferred income tax assets	2.18	231	199
Income tax assets	2.18	711	914
Other non-current assets	2.4	248	282
Total non-current assets		5,048	4,608
Total assets		12,260	12,252
LIABILITIES AND EQUITY
Current liabilities
Trade payables		377	239
Lease liabilities	2.8	82	-
Derivative financial instruments	2.3	65	2
Current income tax liabilities	2.18	197	227
Client deposits		2	4
Unearned revenues		395	406
Employee benefit obligations		242	234
Provisions	2.6	76	83
Other current liabilities	2.5	1,321	1,498
Total current liabilities		2,757	2,693
Non-current liabilities
Lease liabilities	2.8	530	-
Deferred income tax liabilities	2.18	128	98
Employee benefit obligations		5	6
Other non-current liabilities	2.5	139	55
Total liabilities		3,559	2,852
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,240,753,210 (4,335,954,462) equity shares fully paid up, net of 18,239,356, (20,324,982) treasury shares each as at March 31, 2020 (March 31, 2019), respectively		332	339
Share premium		305	277
Retained earnings		11,014	11,248
Cash flow hedge reserve		(2)	3
Other reserves		594	384
Capital redemption reserve		17	10
Other components of equity		(3,614)	(2,870)
Total equity attributable to equity holders of the company		8,646	9,391
Non-controlling interests		55	9
Total equity		8,701	9,400
Total liabilities and equity		12,260	12,252
Commitments and contingent liabilities	2.6, 2.7, 2.18 and 2.22

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2020	2019	2018
Revenues	2.11	12,780	11,799	10,939
Cost of sales		8,552	7,687	7,001
Gross profit		4,228	4,112	3,938
Operating expenses:
Selling and marketing expenses		664	638	552
Administrative expenses		840	778	727
Total operating expenses		1,504	1,416	1,279
Operating profit		2,724	2,696	2,659
Other income, net	2.16	395	411	513
Finance cost	2.8	(24)	—	—
Reduction in the fair value of Disposal Group held for sale	2.10	—	(39)	(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10	—	(65)	—
Share in associate's profit/ (loss), including impairment	2.20	—	—	(11)
Profit before income taxes		3,095	3,003	3,143
Income tax expense	2.18	757	803	657
Net profit		2,338	2,200	2,486
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability / asset, net	2.14 and 2.18	(24)	(3)	9
Equity instruments through other comprehensive income, net	2.2 and 2.18	(5)	10	1
		(29)	7	10
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	3	—	—
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	(5)	3	(6)
Foreign currency translation		(720)	(560)	18
		(722)	(557)	12
Total other comprehensive income/(loss), net of tax		(751)	(550)	22
Total comprehensive income		1,587	1,650	2,508
Profit attributable to:
Owners of the company		2,331	2,199	2,486
Non-controlling interests		7	1	—
		2,338	2,200	2,486
Total comprehensive income attributable to:
Owners of the company		1,582	1,649	2,508
Non-controlling interests		5	1	—
		1,587	1,650	2,508
Earnings per equity share
Basic (in $ per share)		0.55	0.51	0.55
Diluted (in $ per share)		0.55	0.51	0.55
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,257,754,522	4,347,130,157	4,510,664,644
Diluted (in shares)		4,265,144,228	4,353,420,772	4,515,147,740
The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2017	2,285,655,150	199	587	12,190	—	—	6	(2,345)	10,637	—	10,637
Changes in equity for the year ended March 31, 2018
Net Profit	—	—	—	2,486	—	—	—	—	2,486	—	2,486
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.14 and 2.18)	—	—	—	—	—	—	—	9	9	—	9
Equity instruments through other comprehensive income *(Refer note 2.2 and 2.18)	—	—	—	—	—	—	—	1	1	—	1
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.18)	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	18	18	—	18
Total comprehensive income for the period	—	—	—	2,486	—	—	(6)	28	2,508	–	2,508
Shares issued on exercise of employee stock options (Refer to note 2.17)	700,629	—	1	—	—	—	—	—	1	—	1
Transfer to other reserves (Refer note 2.15)	—	—	—	(340)	340	—	—	—	—	—	—
Transfer from other reserves on utilization (Refer note 2.15)	—	—	—	96	(96)	—	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.17)	—	—	12	—	—	—	—	—	12	—	12
Amount paid upon buyback* (Refer note 2.15)	(113,043,478)	(9)	(346)	(1,680)	—	—	—	—	(2,035)	—	(2,035)
Transaction costs related to buyback* (Refer note 2.15)	—	—	(7)	—	—	—	—	—	(7)	—	(7)
Amount transferred to capital redemption reserve upon Buyback (Refer note 2.15)	—	—	—	(9)	—	9	—	—	—	—	—
Dividends (including corporate dividend tax)(1)	—	—	—	(1,156)	—	—	—	—	(1,156)	—	(1,156)
Balance as of March 31, 2018	2,173,312,301	190	247	11,587	244	9	—	(2,317)	9,960	—	9,960
Changes in equity for the year ended March 31, 2019
Net profit	—	—	—	2,199	—	—	—	—	2,199	1	2,200
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.14 and 2.18)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Equity instruments through other comprehensive income* (Refer note 2.2 and 2.18)	—	—	—	—	—	—	—	10	10	—	10
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.18)	—	—	—	—	—	—	3	—	3	—	3
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(560)	(560)	—	(560)
Total comprehensive income for the period	—	—	—	2,199	—	—	3	(553)	1,649	1	1,650
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.17)	392,528	—	—	—	—	—	—	—	—	—	—
Increase in share capital on account of Bonus issue (Refer to note 2.15)(1)	2,173,704,829	150	—	—	—	—	—	—	150	—	150
Amounts utilized for bonus issue (Refer to note 2.15)(1)	—	—	—	(150)	—	—	—	—	(150)	—	(150)
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.15)	1,196,804	—	1	—	—	—	—	—	1	—	1

Buyback of equity shares (Refer to note 2.5 and 2.15)	(12,652,000)	(1)	—	(288)	—	—	—	—	(289)	—	(289)
Transaction costs related to buyback* (Refer note 2.15)	—	—	—	(2)	—	—	—	—	(2)	—	(2)
Amount transferred to capital redemption reserve upon Buyback (Refer note 2.15)	—	—	—	(1)	—	1	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	—	—	—	—	—	—	—	—	—	8	8
Transfer to other reserves	—	—	—	(346)	346	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	206	(206)	—	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.17)	—	—	28	—	—	—	—	—	28	—	28
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends (including corporate dividend tax)(1)	—	—	—	(1,957)	—	—	—	—	(1,957)	—	(1,957)
Balance as of March 31, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 (refer to note 2.8)*	—	—	—	(6)	—	—	—	—	(6)	—	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the year ended March 31, 2020
Net profit	—	—	—	2,331	—	—	—	—	2,331	7	2,338
Re-measurement of the net defined benefit liability/asset* (Refer to Note 2.14 and 2.18)	—	—	—	—	—	—	—	(24)	(24)	—	(24)
Equity instruments through other comprehensive income* (Refer note 2.2 and 2.18)	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Fair value changes on investments, net*	—	—	—	—	—	—	—	3	3	—	3
Fair value changes on derivatives designated as cash flow hedge* (Refer note 2.3 and 2.18)	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(718)	(718)	(2)	(720)
Total comprehensive income for the period	—	—	—	2,331	—	—	(5)	(744)	1,582	5	1,587
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.17)	2,666,014	—	1	—	—	—	—	—	1	—	1
Buyback of equity shares (Refer to note 2.15)	(97,867,266)	(7)	—	(895)	—	—	—	—	(902)	—	(902)
Transaction costs related to buyback* (Refer note 2.15)	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Amount transferred to capital redemption reserve upon Buyback (Refer note 2.15)	—	—	—	(7)	—	7	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	—	—	—	—	—	—	—	—	—	46	46
Transfer to other reserves	—	—	—	(361)	361	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	151	(151)	—	—	—	—	—	—
Effect of modification of equity settled share-based payment awards to cash settled awards (Refer to note 2.17)	—	—	(7)	(1)	—	—	—	—	(8)	—	(8)
Financial liability under option arrangements (Refer to note 2.10)	—	—	—	(86)	—	—	—	—	(86)	—	(86)
Employee stock compensation expense (Refer to note 2.17)	—	—	33	—	—	—	—	—	33	—	33
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends (including corporate dividend tax)(1)	—	—	—	(1,359)	—	—	—	—	(1,359)	—	(1,359)
Balance as of March 31, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701
*	net of taxes

(1)	net of treasury shares
(2)

excludes treasury shares of 18,239,356 as of March 31, 2020, 20,324,982 as of March 31, 2019 and 10,801,956 as of March 31, 2018 and 11,289,514 April 1, 2017, held by consolidated trust. The treasury shares as at March 31, 2018 and April 1, 2017 have not been adjusted for the September 2018 bonus issue.

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

(Dollars in millions)
For the years ended March 31,	Note	2020	2019	2018
Operating activities:
Net profit		2,338	2,200	2,486
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	407	287	289
Interest and dividend income		(68)	(130)	(129)
Finance cost		24	—	—
Income tax expense	2.18	757	803	657
Effect of exchange rate changes on assets and liabilities		27	10	3
Impairment loss under expected credit loss model		23	34	5
Reduction in fair value of Disposal Group held for sale	2.10	—	39	18
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10	—	65	—
Share in net profit/(loss) of associate, including impairment		—	—	11
Stock compensation expense		34	29	13
Other adjustments		(20)	(15)	(20)
Changes in working capital
Trade receivables and unbilled revenues		(542)	(411)	(237)
Prepayments and other assets		70	(120)	(58)
Trade payables		(52)	131	51
Client deposits		(2)	(2)	1
Unearned revenues		21	48	104
Other liabilities and provisions		233	269	122
Cash generated from operations		3,250	3,237	3,316
Income taxes paid	2.18	(639)	(975)	(1,059)
Net cash provided by operating activities		2,611	2,262	2,257
Investing activities:
Expenditure on property, plant and equipment		(465)	(349)	(310)
Loans to employees		—	2	4
Deposits placed with corporation		(15)	(3)	(20)
Interest and dividend received		52	79	67
Payment for acquisition of business, net of cash acquired	2.10	(252)	(77)	(4)
Payment of contingent consideration pertaining to acquisition of business		(1)	(3)	(5)
Advance payment towards acquisition of business	2.10	—	(30)	—
Investment in equity and preference securities		(6)	(3)	(4)
Proceeds from sale of equity and preference securities		4	16	5
Investment in other investments		(4)	(3)	(4)
Redemption of other investments		—	2	—
Investment in quoted debt securities		(363)	(145)	(16)
Redemption of quoted debt securities		512	123	18
Investment in certificates of deposit		(156)	(342)	(1,032)
Redemption of certificates of deposit		360	791	1,503
Investment in commercial papers		—	(70)	(45)
Redemption of commercial papers		72	43	—
Escrow and other deposits pertaining to Buyback	2.4	37	(37)	—
Other receipts		7	—	—
Investment in liquid mutual fund units and fixed maturity plan securities		(4,897)	(11,184)	(9,628)
Redemption of liquid mutual fund units and fixed maturity plan securities		4,873	10,965	9,953
Net cash (used)/ generated in investing activities		(242)	(225)	482
Financing activities:
Payment of lease liabilities		(80)	—	—
Payment of dividends (including corporate dividend tax)		(1,359)	(1,956)	(1,156)
Payment of dividends to non-controlling interests of subsidiary		(5)	—	—
Shares issued on exercise of employee stock options		1	1	1
Buyback of shares including transaction cost		(1,070)	(118)	(2,042)
Net cash used in financing activities		(2,513)	(2,073)	(3,197)
Net increase/(decrease) in cash and cash equivalents		(144)	(36)	(458)
Effect of exchange rate changes on cash and cash equivalents		(220)	(184)	18
Cash and cash equivalents at the beginning	2.1	2,829	3,049	3,489
Cash and cash equivalents at the end	2.1	2,465	2,829	3,049
Supplementary information:
Restricted cash balance	2.1	52	52	82

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on May 29, 2020.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidations

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

Refer to Note 2.20 for the list of subsidiaries and controlled trusts of the Company.

1.4 Use of estimates and judgments

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

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

1.5 Critical accounting estimates and judgements

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.18)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts (Refer to Note 2.9 and 2.10).

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

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to Note no 2.9).

f. Leases

The Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the

Group has concluded that no changes are required to lease period relating to the existing lease contracts. (Refer to Note no. 2.8)

g. Non-current assets and Disposal groups held for sale

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

h. Allowance for Credit Loss on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Conceptual Framework in IFRS Standards	:	Amendments to References to the Conceptual Framework

Amendments to IFRS 3	:	Definition of a Business

Amendments to IAS 1 and IAS 8	:	Definition of Material

Amendments to IFRS 9, IAS 39 and IFRS 7	:	Interest Rate Benchmark Reform

Amendments to References to the Conceptual Framework in IFRS Standards

In March 2018, International Accounting Standards Board (IASB) issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to various IFRS standards.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASB Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

The Group does not expect that the amendment to have any impact on its consolidated financial statements.

Amendments to IFRS 3 Definition of a business

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of definition of business, to determine whether an acquisition is a business or a group of assets. The amendment added a concept called “Optional Concentration Test” that makes it easier to conclude that a company has acquired a group of assets rather than a business, if the value of the assets acquired is substantially concentrated in a single asset or group of similar assets. An entity may elect to apply or not to apply this optional concentration test on a transaction by transaction basis.

The amendment will apply to the Company effective April 1, 2020 and has to be applied prospectively. Hence there is no impact on the consolidated financial statement.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to make the definition of material in IAS 1 easier to understand. The amendments are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are required to be applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

The Group does not expect the amendment to have any material impact on its evaluation of materiality in relation to its financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

In September 2019, IASB introduced amendments, which modified specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.

The changes will mandatorily apply to all hedging relationships that are directly affected by the interest rate benchmark reform.

The Group does not expect the amendment to have any significant impact.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Cash and bank deposits	1,624	2,052
Deposits with financial institutions	841	777
	2,465	2,829

Cash and cash equivalents as of March 31, 2020 and March 31, 2019 include restricted cash and bank balances of $52 million and $52 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

Refer to Note 2.3 for accounting policies on financial instruments.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Current investments
Amortized cost:
Quoted debt securities
Cost	—	3
Fair value through profit and loss:
Liquid mutual funds
Fair value	278	258
Fixed Maturity Plan Securities
Fair value	65	—
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	123	267
Commercial paper
Fair value	—	72
Certificates of deposit
Fair value	149	358
	615	958
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	244	274
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	281	310
Unquoted equity and preference securities
Fair value	14	15
Fair value through profit and loss:
Fixed maturity plan securities
Fair value	—	66
Unquoted Preference securities
Fair value	1	3
Others:
Fair value	7	2
	547	670
Total Investments	1,162	1,628
Investment carried at amortized cost	244	277
Investments carried at fair value through other comprehensive income	567	1,022
Investments carried at fair value through profit and loss	351	329

Note:	Uncalled capital commitments outstanding as of March 31, 2020 and March 31, 2019 was $8 million and $12 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2020
	Gross	Tax	Net
Quoted debt securities	4	—	4
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	(4)	(1)	(5)

Net gain / (loss) on	Year ended March 31, 2019
	Gross	Tax	Net
Quoted debt securities	1	—	1
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	9	1	10

Net gain / (loss) on	Year ended March 31, 2018
	Gross	Tax	Net
Quoted debt securities	(2)	—	(2)
Certificate of deposits	3	(1)	2
Unquoted equity and preference securities	1	—	1

Method of fair valuation:

(Dollars in millions)
		Fair value
		As at March 31
Class of investment	Method	2020	2019
Liquid mutual funds	Quoted price	278	258
Fixed Maturity Plan securities	Market observable inputs	65	66
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	284	307
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	404	577
Commercial paper	Market observable inputs	-	72
Certificate of deposits	Market observable inputs	149	358
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	14	15
Unquoted equity and preference securities- carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	1	3
Others	Discounted cash flows method, Market multiples method, Option pricing model	7	2
		1,202	1,658

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

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. Bank counterparty for such contracts is generally a bank.

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

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2020 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,465	—	—	—	—	2,465	2,465
Investments (Refer Note 2.2)
Liquid mutual funds	—	—	278	—	—	278	278
Fixed maturity plan securities	—	—	65	—	—	65	65
Quoted debt securities	244	—	—	—	404	648	688(1)
Certificates of deposit	—	—	—	—	149	149	149
Unquoted equity and preference securities	—	—	1	14	—	15	15
Unquoted investments others	—	—	7	—	—	7	7
Trade receivables	2,443	—	—	—	—	2,443	2,443
Unbilled revenues (3) (Refer to Note 2.12)	369	—	—	—	—	369	369
Prepayments and other assets (Refer to Note 2.4)	476	—	—	—	—	476	465(2)
Derivative financial instruments	—	—	7	—	1	8	8
Total	5,997	—	358	14	554	6,923	6,952
Liabilities:
Trade payables	377	—	—	—	—	377	377
Lease liabilities	612	—	—	—	—	612	612
Derivative financial instruments	—	—	62	—	3	65	65
Financial liability under option arrangements (Refer to note 2.10)	—	—	82	—	—	82	82
Other liabilities including contingent consideration (Refer note 2.5)	1,054	—	45	—	—	1,099	1,099
Total	2,043	—	189	—	3	2,235	2,235

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $11 million.

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2019 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,829	—	—	—	—	2,829	2,829
Investments (Refer Note 2.2)
Liquid mutual funds	—	—	258	—	—	258	258
Fixed maturity plan securities	—	—	66	—	—	66	66
Quoted debt securities	277	—	—	—	577	854	884(1)
Certificates of deposit	—	—	—	—	358	358	358
Commercial Paper	—	—	—	—	72	72	72
Unquoted equity and preference securities:	—	—	3	15	—	18	18
Unquoted investments others	—	—	2	—	—	2	2
Trade receivables	2,144	—	—	—	—	2,144	2,144
Unbilled revenues (3) (Refer to Note 2.12)	303	—	—	—	—	303	303
Prepayments and other assets (Refer to Note 2.4)	529	—	—	—	—	529	517(2)
Derivative financial instruments	—	—	43	—	5	48	48
Total	6,082	—	372	15	1,012	7,481	7,499
Liabilities:
Trade payables	239	—	—	—	—	239	239
Derivative financial instruments	—	—	2	—	—	2	2
Other liabilities including contingent consideration (Refer note 2.5)	1,263	—	27	—	—	1,290	1,290
Total	1,502	—	29	—	—	1,531	1,531

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million.
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2020:

(Dollars in millions)
	As of March 31, 2020	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	—	—
Investments in fixed maturity plan securities (Refer Note 2.2)	65	—	65	—
Investments in quoted debt securities (Refer to Note 2.2)	688	618	70	—
Investments in certificate of deposit (Refer Note 2.2)	149	—	149	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	15	—	—	15
Investment in unquoted investments others (Refer Note 2.2)	7	—	—	7
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	8	—	8	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	65	—	65	—
Financial liability under option arrangements (Refer to note 2.10)	82	—	—	82
Liability towards contingent consideration (Refer note 2.5)*	45	—	—	45

*	Discount rate pertaining to contingent consideration ranges from 8% to 14%.

During fiscal 2020, quoted debt securities of $7 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $87 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

Fair value hierarchy of assets and liabilities as of March 31, 2019:

(Dollars in millions)
	As of March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	258	258	—	—
Investments in fixed maturity plan securities (Refer Note 2.2)	66	—	66	—
Investments in quoted debt securities (Refer to Note 2.2)	884	630	254	—
Investments in certificate of deposit (Refer Note 2.2)	358	—	358	—
Investments in commercial paper (Refer Note 2.2)	72	—	72	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	18	—	—	18
Investment in unquoted investments others (Refer Note 2.2)	2	—	—	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	48	—	48	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	—	2	—
Liability towards contingent consideration (Refer note 2.5)*	27	—	—	27

*	Discounted contingent consideration at 9% to 16%.

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

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Interest income on financial assets carried at amortized cost	181	201	260
Interest income on financial assets fair valued through other comprehensive income	46	92	106
Dividend income on investments carried at fair value through profit or loss	—	—	1
Gain / (loss) on investments carried at fair value through profit or loss	26	24	39
Gain / (loss) on investments carried at fair value through other comprehensive income	6	—	—
	259	317	406

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

Market risk

The Group operates internationally, and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2020:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	162	67	21	28	165	443
Trade receivables	1,528	308	141	86	291	2,354
Unbilled revenues*	305	60	15	18	22	420
Other assets	100	13	9	5	29	156
Trade payables	(101)	(20)	(14)	(10)	(192)	(337)
Lease liabilities	(222)	(131)	(47)	(8)	(65)	(473)
Other liabilities	(534)	(105)	(21)	(35)	(179)	(874)
Net assets / (liabilities)	1,238	192	104	84	71	1,689

*	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2019:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	237	38	16	31	161	483
Trade receivables	1,438	267	148	76	140	2,069
Unbilled revenues*	230	48	16	16	17	327
Other assets	66	15	5	5	45	136
Trade payables	(102)	(19)	(20)	(12)	(15)	(168)
Other liabilities	(509)	(66)	(28)	(25)	(86)	(714)
Net assets / (liabilities)	1,360	283	137	91	262	2,133

*	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For the years ended March 31, 2020, 2019 and 2018, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.45%, 0.47% and 0.50%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. Bank counterparty for such contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)
	As of
	March 31, 2020	March 31, 2019
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	110	120
In Euro	120	135
In United Kingdom Pound Sterling	21	25
Other derivatives
Forward contracts
In Australian dollars	2	8
In Brazilian Real	57	—
In Canadian dollars	21	13
In Chinese Yuan	210	—
In Euro	191	176
In Japanese Yen	—	550
In New Zealand dollars	16	16
In Norwegian Krone	40	40
In Poland złoty	92	—
In Romanian Leu	20	—
In Singapore dollars	177	140
In Swedish Krona	50	50
In Swiss Franc	1	25
In U.S. Dollars	1,048	955
In United Kingdom Pound Sterling	50	80
Option contracts
In Australian dollars	—	10
In Canadian dollars	—	13
In Euro	—	60
In Swiss Franc	—	5
In U.S. Dollars	555	433
In United Kingdom Pound Sterling	—	10

The Group recognized a net loss of $57 million for fiscal 2020 and net gain of $35 million and less than $1 million on derivative financial instruments not designated as cash flow hedges for fiscal 2019 and 2018, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Not later than one month	752	640
Later than one month and not later than three months	1,153	1,001
Later than three months and not later than one year	424	591
	2,329	2,232

During fiscal 2020 and 2019, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2020 are expected to occur and reclassified to statement of comprehensive income within 3 months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2020	Year ended March 31, 2019
Gain / (Loss)
Balance at the beginning of the period	3	—
Gain / (Loss) recognized in other comprehensive income during the period	3	17
Amount reclassified to profit or loss during the period	(10)	(13)
Tax impact on above	2	(1)
Balance at the end of the period	(2)	3

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2020		March 31, 2019
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	11	(68)	48	(2)
Amount set off	(3)	3	—	—
Net amount presented in balance sheet	8	(65)	48	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,443 million and $2,144 million as of March 31, 2020 and March 31, 2019, respectively and unbilled revenue amounting to $941 million and $777 million as of March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

	(In %)
	Year ended March 31,
	2020	2019	2018
Revenue from top customer	3.1	3.6	3.4
Revenue from top ten customers	19.2	19.0	19.3

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances was $23 million, $34 million and $5 million for fiscal 2020, 2019 and 2018, respectively.

Movement in credit loss allowance

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Balance at the beginning	91	69	63
Translation differences	(7)	(2)	2
Impairment loss recognized/(reversed)	23	34	5
Write offs	(14)	(10)	(1)
Balance at the end	93	91	69

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(Dollars in millions )
	As of
	March 31, 2020	March 31, 2019
Trade receivables	2,443	2,144
Unbilled revenues	941	777

Days Sales Outstanding (DSO) as of March 31, 2020 and March 31, 2019 was 69 days and 66 days, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of approval of these consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non-convertible debentures, certificates of deposit, commercial papers and government securities. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2020, the Group had a working capital of $4,455 million including cash and cash equivalents of $2,465 million and current investments of $615 million. As of March 31, 2019, the Group had a working capital of $4,951 million including cash and cash equivalents of $2,829 million and current investments of $958 million.

As at March 31, 2020, and March 31, 2019, the outstanding employee benefit obligations were $247 million and $240 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2020:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	377	—	—	—	377
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	1,050	3	1	—	1,054
Financial liability under option arrangements - (Refer to Note 2.10)	—	—	82	—	82
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	29	10	9	—	48

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2019:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	239	—	—	—	239
Other liabilities (excluding liabilities towards contingent consideration - Refer to note 2.5)	1260	2	1	—	1,263
Liability towards contingent consideration on an undiscounted basis - (Refer to Note 2.5)	17	12	—	5	34

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Current
Rental deposits	4	2
Security deposits	1	1
Loans to employees	32	35
Prepaid expenses (1)	128	108
Interest accrued and not due	62	131
Withholding taxes and others(1)	209	215
Advance payments to vendors for supply of goods (1)	19	16
Deposit with corporation	237	242
Escrow and other deposits pertaining to buyback	–	37
Deferred contract cost (1)	4	8
Net investment in sublease of right of use asset (Refer to note 2.8)	5	–
Other non-financial assets (1)	4	–
Other assets	34	32
Total Current prepayment and other assets	739	827
Non-current
Loans to employees	3	3
Security deposits	7	8
Deposits with corporation	7	10
Prepaid gratuity (Refer note 2.14.1) (1)	20	6
Prepaid expenses (1)	11	23
Deferred contract cost (1)	13	40
Advance towards purchase of business (1)(2)	–	30
Withholding taxes and others (1)	103	134
Net investment in sublease of right of use asset (Refer to note 2.8)	53	–
Rental deposits	29	28
Other assets	2	–
Total Non- current prepayment and other assets	248	282
Total prepayment and other assets	987	1109
Financial assets in prepayments and other assets	476	529

(1)	Non-financial assets
(2)

Infosys Consulting Pte Limited has paid an advance of JPY 3.29 billion (approximately $30 million) to acquire 81% of the voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan towards the cash consideration on March 29, 2019

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $50 million as at March 31, 2020 which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred/ payments made for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Current
Accrued compensation to employees	391	372
Accrued provident fund liability (Refer note 2.14.3) (1)	9	-
Accrued expenses	518	480
Withholding taxes and others (1)	232	215
Retention money	10	16
Liabilities of controlled trusts	25	24
Liability towards contingent consideration (Refer note 2.10)	29	14
Financial liability on account of buyback(2)	–	174
Deferred rent (1)	–	9
Capital creditors	37	98
Other non financial liabilities	1	–
Others	69	96
Total Current other liabilities	1,321	1,498
Non-current
Liability towards contingent consideration (Refer note 2.10)	16	13
Accrued compensation to employees	3	3
Accrued gratuity (Refer note 2.14.1) (1)	4	4
Accrued provident fund liability (Refer note 2.14.3) (1)	24	–
Deferred income - government grant on land use rights (1)	6	6
Deferred income (1)	3	4
Deferred rent (1)	–	25
Financial liability under option arrangements (Refer to note 2.10)	82	–
Others	1	–
Total Non-current other liabilities	139	55
Total other liabilities	1,460	1,553
Financial liabilities included in other liabilities	1,181	1,290
Financial liability towards contingent consideration on undiscounted basis (Refer note 2.10)	48	34

(1)	Non-financial liabilities
(2)

In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (Refer to Note 2.15). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions and other contingencies

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

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

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

Provisions comprise the following:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Provision for post sales client support and other provisions	76	83
	76	83

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2020
Balance at the beginning	83
Translation differences	1
Provision recognized / (reversed)	16
Provision utilized	(24)
Balance at the end	76

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2020 and March 31, 2019, claims against the Group, not acknowledged as debts, net of amounts paid (excluding demands from income tax authorities- Refer to Note 2.18) amounted to $30 million (₹230 crore) and $33 million (₹230 crore), respectively.

Legal proceedings

The Company received certain anonymous whistleblower complaints. The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations and the same was disclosed to the Stock Exchanges and the Securities and Exchange Commission (SEC) on Form 6-K on October 22, 2019. The outcome of the investigation did not result in restatement of previously issued financial statements and this was disclosed in a press release which was filed with the Stock Exchanges and SEC on Form 6-K on January 10,2020. The Company cooperated with an investigation by the SEC in regard to the whistleblower matter. In March 2020, the Company received notification from the SEC, that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. Further, the Company has responded to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information.

Additionally, in October 2019, a purported class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers purportedly for violations of the US federal securities laws. On May 21, 2020, the plaintiff filed a stipulation which voluntarily dismissed the action without prejudice.

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

Buildings	22 - 25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term
(1)	Includes solar plant with a useful life of 20 years.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2020:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2019	276	1,291	572	855	323	5	3,322
Additions	2	149	106	131	95	1	484
Additions- Business Combinations (Refer note 2.10)	—	—	—	9	2	—	11
Deletions	—	—	(2)	(25)	(5)	—	(32)
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	(88)	—	—	—	—	—	(88)
Translation difference	(16)	(116)	(55)	(88)	(34)	—	(309)
Gross carrying value as of March 31, 2020	174	1,324	621	882	381	6	3,388
Accumulated depreciation as of April 1, 2019	(5)	(423)	(390)	(616)	(225)	(3)	(1,662)
Depreciation	—	(50)	(67)	(121)	(47)	(1)	(286)
Accumulated depreciation on deletions	—	—	2	25	5	—	32
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	5	—	—	—	—	—	5
Translation difference	—	39	37	66	24		166
Accumulated depreciation as of March 31, 2020	—	(434)	(418)	(646)	(243)	(4)	(1,745)
Capital work-in-progress as of March 31, 2020							167
Carrying value as of March 31, 2020	174	890	203	236	138	2	1,810
Capital work-in-progress as of April 1, 2019							271
Carrying value as of April 1, 2019	271	868	182	239	98	2	1,931

Following are the changes in the carrying value of property, plant and equipment for fiscal 2019:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	8	132	98	173	58	1	470
Additions- Business Combinations (Refer note 2.10)	—	—	1	4	2	—	7
Deletions	(7)	(17)	(15)	(35)	(9)	—	(83)
Reclassified from assets held for sale (refer note 2.10)	—	—	—	6	4	—	10
Translation difference	(17)	(71)	(30)	(42)	(17)	(1)	(178)
Gross carrying value as of March 31, 2019	276	1,291	572	855	323	5	3,322
Accumulated depreciation as of April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	(1)	(45)	(62)	(109)	(37)	(1)	(255)
Accumulated depreciation on deletions	—	15	12	23	6	—	56
Reclassified from assets held for sale (refer note 2.10)	—	—	—	(4)	(3)	—	(7)
Translation difference	1	24	19	31	12	1	88
Accumulated depreciation as of March 31, 2019	(5)	(423)	(390)	(616)	(225)	(3)	(1,662)
Capital work-in-progress as of March 31, 2019							271
Carrying value as of March 31, 2019	271	868	182	239	98	2	1,931
Capital work-in-progress as of April 1, 2018							311
Carrying value as of April 1, 2018	287	830	159	192	82	2	1,863

Following are the changes in the carrying value of property, plant and equipment for fiscal 2018:

						(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2017	272	1,123	466	700	261	5	2,827
Additions	21	122	56	73	29	1	302
Deletions	—	—	(3)	(17)	(3)	(1)	(24)
Reclassified under held for sale (refer note 2.10)	—	—	—	(6)	(4)	—	(10)
Translation difference	(1)	2	(1)	(1)	2	—	1
Gross carrying value as of March 31, 2018	292	1,247	518	749	285	5	3,096
Accumulated depreciation as of April 1, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Depreciation	(1)	(43)	(62)	(107)	(40)	(1)	(254)
Accumulated depreciation on deletions	—	—	2	17	3	1	23
Reclassified under held for sale (refer note 2.10)	—	—	—	4	3	—	7
Translation difference	—	2	2	—	(1)	—	3
Accumulated depreciation as of March 31, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Capital work-in-progress as of March 31, 2018							311
Carrying value as of March 31, 2018	287	830	159	192	82	2	1,863
Capital work-in-progress as of April 1, 2017							303
Carrying value as of April 1, 2017	268	747	165	229	93	2	1,807

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

The contractual commitments for capital expenditure primarily comprise of commitments for infrastructure facilities and computer equipments aggregating to $180 million and $249 million as of March 31, 2020 and March 31, 2019, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor are classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore, continues to be reported under the accounting policies included as part of our financial statements included in Form 20-F for the year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of ROU asset of $420 million, 'Net investment in sublease of ROU assets of $62 million and lease liabilities of $520 million. The cumulative effect of applying the standard, amounting to $6 million was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date
2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application
3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.
4.

Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

The difference between the lease obligation recorded as of March 31, 2019 under IAS 17 disclosed under Note 2.15 of the 2019 Annual Report on Form 20-F and the value of the lease liabilities as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(Dollars in millions)
Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2019	—	419	1	—	420
Reclassified on account of adoption of IFRS 16	92	—	—	—	92
Additions*	—	148	—	7	155
Additions through business combination (Refer to Note 2.10)	—	26	2	—	28
Deletions	—	(18)	—	—	(18)
Depreciation	(1)	(75)	(1)	(1)	(78)
Translation difference	(8)	(39)	—	(1)	(48)
Balance as of March 31, 2020	83	461	2	5	551

*	Net of lease incentives of $16 million related to lease of buildings

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of March 31, 2020

(Dollars in millions)
Particulars	Amount
Current lease liabilities	82
Non-current lease liabilities	530
Total	612

The following is the movement in lease liabilities during the year ended March 31, 2020:

(Dollars in millions)
Particulars	Amount
Balance as of April 1, 2019	520
Additions	172
Additions through business combination (Refer to note 2.10)	32
Finance cost accrued during the period	24
Deletions	(20)
Payment of lease liabilities	(90)
Translation difference	(26)
Balance as of March 31, 2020	612

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis:

(Dollars in millions)
Particulars	Amount
Less than one year	105
One to five years	344
More than five years	274
Total	723

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $13 million for fiscal 2020

The following is the movement in the net-investment in sublease of ROU asset during fiscal 2020:

(Dollars in millions)
Particulars	Amount
Balance as of April 1, 2019	62
Interest income accrued during the period	2
Lease receipts	(6)
Balance as of March 31, 2020	58

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of March 31, 2020 on an undiscounted basis:

(Dollars in millions)
Particulars	Amount
Less than one year	7
One to five years	29
More than five years	32
Total	68

Leases not yet commenced as of March 31, 2020 to which Group is committed is $87 million for a lease term ranging from 2 years to 13 years.

2.9 Goodwill and intangible assets

2.9.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Carrying value at the beginning	512	339
Goodwill on Wongdoody acquisition (Refer to note 2.10)	-	25
Goodwill on Fluido acquisition (Refer to note 2.10)	-	32
Goodwill on HIPUS acquisition (Refer to note 2.10)	16	-
Goodwill on Stater acquisition (Refer to note 2.10)	57	-
Goodwill on Simplus acquisition (Refer to note 2.10)	130	-
Goodwill reclassified (to)/from assets held for sale, net of reduction (Refer note no 2.10)	-	138
Translation differences	(16)	(22)
Carrying value at the end	699	512

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2020 and March 31, 2019:

(Dollars in millions)
	As of
Segments	March 31, 2020	March 31, 2019
Financial services	167	108
Retail	66	63
Communication	62	56
Energy, utilities, Resources and Services	117	54
Manufacturing	50	34
	462	315
Operating segments without significant goodwill	102	61
Total	564	376

Consequent to reclassification from held for sale (Refer to Note 2.10), the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to $135 million and $136 million as at March 31, 2020 and March 31, 2019, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2020	March 31, 2019
Long term growth rate	7-10	8-10
Operating margins	17-20	17-20
Discount rate	11.9	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2020, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to COVID-19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.9.2 Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances. Amortization methods and useful lives are reviewed periodically including at each financial year end.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2020:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2019	136	64	10	14	12	236
Additions during the period	—	13	—	—	—	13
Acquisition through business combination (Refer note no. 2.10)	116	16	—	18	43	193
Reclassified on account of adoption of IFRS 16	—	—	(10)	—	—	(10)
Translation differences	(4)	(1)	—	—	(1)	(6)
Gross carrying value as of March 31, 2020	248	92	—	32	54	426
Accumulated amortization as of April 1, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Amortization expense	(21)	(15)	—	(3)	(4)	(43)
Reclassified on account of adoption of IFRS 16	—	—	1	—	—	1
Translation differences	2	—	—	—	1	3
Accumulated amortization as of March 31, 2020	(100)	(59)	—	(9)	(7)	(175)
Carrying value as of March 31, 2020	148	33	—	23	47	251
Carrying value as of April 1, 2019	55	20	9	8	8	100
Estimated Useful Life (in years)	1-15	3-10	—	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	—	1-10	1-5

*	Majorly includes intangibles related to Salesforce relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2019:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2018	68	3	11	4	4	90
Additions during the period	—	1	—	—	—	1
Acquisition through business combination (Refer note no. 2.10)	47	—	—	5	9	61
Reclassified under assets held for sale (Refer note no. 2.10)	24	60	—	6	—	90
Translation differences	(3)	—	(1)	(1)	(1)	(6)
Gross carrying value as of March 31, 2019	136	64	10	14	12	236
Accumulated amortization as of April 1, 2018	(44)	(3)	(1)	(2)	(2)	(52)
Amortization expense	(16)	(13)	—	(1)	(2)	(32)
Reduction in value (Refer note no. 2.10)	(13)	—	—	—	—	(13)
Reclassified under assets held for sale (Refer note no. 2.10)	(9)	(28)	—	(3)	—	(40)
Translation differences	1	—	—	—	—	1
Accumulated amortization as of March 31, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Carrying value as of March 31, 2019	55	20	9	8	8	100
Carrying value as of April 1, 2018	24	—	10	2	2	38
Estimated Useful Life (in years)	1-10	3-8	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	42	2-8	2-3

*	Majorly includes intangibles related to Salesforce relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2018:

					(Dollars in millions)
	Customer related	Software related	Sub- contracting right related	Land use rights related	Marketing related	Others	Total
Gross carrying value as of April 1, 2017	116	62	3	10	14	10	215
Addition through business combination (refer note no. 2.10)	2	—	—	—	—	—	2
Deletion/ retirals	(27)	—	(3)	—	(4)	(5)	(39)
Reclassified under assets held for sale (Refer note no. 2.10)	(24)	(60)	—	—	(6)	—	(90)
Translation differences	1	1	—	1	—	(1)	2
Gross carrying value as of March 31, 2018	68	3	—	11	4	4	90
Accumulated amortization as of April 1, 2017	(59)	(19)	(3)	(1)	(7)	(6)	(95)
Amortization expense	(20)	(12)	—	—	(2)	(1)	(35)
Deletion/ retirals	27	—	3	—	4	5	39
Reclassified under assets held for sale (Refer note no. 2.10)	9	28	—	—	3	—	40
Translation differences	(1)	—	—	—	—	—	(1)
Accumulated amortization as of March 31, 2018	(44)	(3)	—	(1)	(2)	(2)	(52)
Carrying value as of March 31, 2018	24	—	—	10	2	2	38
Carrying value as of April 1, 2017	57	43	—	9	7	4	120
Estimated Useful Life (in years)	2-10	—	—	50	5	5
Estimated Remaining Useful Life (in years)	1-5	—	—	43	3	3

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2020, 2019 and 2018 were $117 million, $110 million and $116 million, respectively.

2.10 Business combinations and Disposal group held for sale

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

Brilliant Basics Holdings Limited:

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was completed by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years from the date of acquisition, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is $1 million and $2 million as of March 31, 2020 and March 31, 2019, respectively.

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

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was completed by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the certain employees of WongDoody over the next three years from the date of acquisition, subject to their continuous employment with the Group.

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

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 and March 31, 2019 is $19 million and $17 million, respectively.

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of up to Euro 12 million (approximately $14 million) and retention payouts of up to Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years from the date of acquisition, subject to their continuous employment with the Group.

Fluido brings to Infosys Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	2	—	2
Intangible assets – customer contracts and relationships	—	21	21
Intangible assets – Salesforce Relationships	—	8	8
Intangible assets – Brand	—	4	4
Deferred tax liabilities on intangible assets	—	(7)	(7)
	2	26	28
Goodwill			32
Total purchase price			60

*	Includes cash and cash equivalents acquired of $4 million.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash consideration	52
Fair value of contingent consideration	8
Total purchase price	60

The gross amount of trade receivables acquired and its fair value is $4 million and the amount is fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 and March 31, 2019 was EUR 9 million ($10 million) and EUR 8 million ($9 million), respectively.

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

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	13	—	13
Intangible assets – customer contracts and relationships	—	6	6
Deferred tax liabilities on intangible assets	—	(1)	(1)
	13	5	18
Less: Non-controlling interests			(7)
Total purchase price			11

*	Includes cash and cash equivalents acquired of $9 million.

The fair value of each major class of consideration as at the acquisition date is as follows:

(Dollars in millions)
Component	Consideration settled
Cash Consideration	8
Fair value of contingent consideration	3
Total purchase price	11

The gross amount of trade receivables acquired and its fair value is $7 million and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 and March 31, 2019 is $5 million (SGD 7 million) and $5 million (SGD 7 million), respectively.

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the ownership and voting interests in Hitachi Procurement Service Co., Ltd.,(HIPUS), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately $30 million). The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020 is 81%. The non-controlling shareholders of HIPUS have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price has been allocated based on management’s estimates, assumptions and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	6	—	6
Intangible assets - Customer contracts and relationships	—	17	17
Deferred tax liabilities on intangible assets	—	(5)	(5)
	6	12	18
Goodwill			16
Less: Non-controlling interest			(4)
Total purchase price			30

* Includes cash and cash equivalents acquired of $26 million

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $202 million and the amount has been fully collected. Trade payables as on the acquisition date amounted to $218 million.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of upto Euro 154 Million (approximately $171 Million). The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020 is 75%. The Group has a call option to acquire the remaining shareholdings held by non-controlling interests in Stater. The non-controlling shareholders of Stater also have a put option which, if exercised, would require the Group to purchase the remaining shares in Stater. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	78	—	78
Intangible assets - Customer contracts and relationships	—	79	79
Intangible assets - Technology	—	16	16
Intangible assets - Brand	—	3	3
Deferred tax liabilities on intangible assets	—	(20)	(20)
	78	78	156
Goodwill			57
Less: Non controlling interest			(42)
Total purchase price			171

*	Includes cash and cash equivalents acquired of $73 million

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $11 million and the amount is substantially collected.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2020.

Outbox Systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million, comprising of cash consideration of $180 million, contingent consideration of up to $20 million, additional performance bonus and retention payouts of upto $50 million payable to the employees of Simplus over the next three years from the date of acquisition, subject to their continuous employment with the Group and meeting certain targets. Performance and retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	3	—	3
Intangible assets - Customer contracts and relationships	—	20	20
Intangible assets - Salesforce Relationships	—	43	43
Intangible assets - Brand	—	15	15
Deferred tax liabilities on intangible assets	—	(20)	(20)
	3	58	61
Goodwill			130
Total purchase price			191
*	Includes cash and cash equivalents acquired of $1 million

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Purchase price allocated
Cash consideration	180
Fair value of contingent consideration	11
191

The gross amount of trade receivables acquired and its fair value is approximately $10 million and the amount is fully recoverable.

The payment of contingent consideration to sellers of Simplus is dependent upon the achievement of certain financial targets by Simplus. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 10.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 was $13 million.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2020.

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

During fiscal 2018, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The disposal group was classified and presented separately as “Held for Sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of disposal group held for sale amounting to $18 million in respect of Panaya has been recognized for fiscal 2018. During fiscal 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company recorded a reduction in the fair value of disposal group held for sale amounting to $39 million in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group did not meet the criteria for “Held for Sale’ classification because it was no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “Held for Sale”) Accordingly, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the year ended and as at fiscal 2019.

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

2.11 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or fixed-timeframe basis.

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

Revenues for fiscal 2020, 2019 and 2018 are as follows:

(Dollars in millions)
	Year ended March 31,
Particulars	2020	2019	2018
Revenue from software services	12,003	11,184	10,371
Revenue from products and platforms	777	615	568
	12,780	11,799	10,939

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not significant based on these estimates. Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2020							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,358	1,298	1,033	908	722	920	537	79	7,855
Europe	842	558	271	592	503	27	267	25	3,085
India	184	7	27	2	12	29	6	66	333
Rest of the world	645	113	356	150	48	5	12	178	1,507
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Revenue by offerings
Digital	1,626	867	681	631	489	357	260	97	5,008
Core	2,403	1,109	1,006	1,021	796	624	562	251	7,772
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780

Year ended March 31, 2019							(Dollars in millions)
	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,290	1,255	796	838	619	844	438	61	7,141
Europe	698	548	271	507	499	15	287	22	2,847
India	172	3	8	—	12	20	2	75	292
Rest of the world	618	129	413	138	33	3	16	169	1,519
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Revenue by offerings
Digital	1,180	673	516	437	347	297	185	50	3,685
Core	2,598	1,262	972	1,046	816	585	558	277	8,114
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenues are based on the domicile of customer.

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

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform,

The percentage of revenue from fixed price contracts for each of fiscal 2020, 2019 is approximately 55% and for fiscal 2018 approximately 52%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as a financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statements of financial position.

During fiscal 2020 and 2019, the Group recognized revenue of $341 million and $319 million, respectively arising from opening unearned revenue as of April 1, 2019 and April 1, 2018.

During fiscal 2020 and 2019 $418 million and $474 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2020, other than those meeting the exclusion criteria mentioned above, is $7,391 million. Out of this, the Group expects to recognize revenue of around 51% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is $7,414 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
Particulars	As at
	March 31, 2020	March 31, 2019
Unbilled financial asset (1)	369	303
Unbilled non financial asset (2)	572	474
	941	777

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Employee benefit costs	7,168	6,468	6,034
Depreciation and amortization charges (Refer to Note 2.7, 2.8 and 2.9)	407	287	289
Travelling costs	382	348	310
Cost of technical sub-contractors	945	860	666
Cost of software packages for own use	146	133	138
Third party items bought for service delivery to clients	235	231	152
Operating lease payments	—	83	82
Consultancy and professional charges	187	189	162
Communication costs	74	67	76
Repairs and maintenance	222	188	174
Rates and Taxes	27	27	25
Provision for post-sales client support	—	—	22
Power and fuel	32	32	32
Commission to non-whole time directors	1	1	1
Branding and marketing expenses	74	69	47
Impairment loss recognized/(reversed) under expected credit loss model	24	35	11
Insurance charges	13	10	9
Contribution towards Corporate Social Responsibility	54	38	24
Short-term leases (Refer to note 2.8)	13	—	—
Others	52	37	26
Total cost of sales, selling and marketing expenses and administrative expenses	10,056	9,103	8,280

Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

2.14 Employee benefits

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

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

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

2.14.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group’s financial statements as of March 31, 2020 and March 31, 2019:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Change in benefit obligations
Benefit obligations at the beginning	195	184
Service cost	25	23
Interest expense	13	12
Remeasurements - Actuarial losses / (gains)	(11)	5
Benefits paid	(20)	(18)
Translation differences	(17)	(11)
Benefit obligations at the end	185	195
Change in plan assets
Fair value of plan assets at the beginning	197	187
Interest Income	14	13
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	1
Contributions	27	25
Benefits paid	(19)	(18)
Translation differences	(20)	(11)
Fair value of plan assets at the end	201	197
Funded status	16	2
Prepaid gratuity benefit	20	6
Accrued gratuity	(4)	(4)

Net gratuity cost for fiscal 2020, 2019 and 2018 comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Service cost	25	23	23
Net interest on the net defined benefit liability / asset	(1)	(1)	(1)
Net gratuity cost	24	22	22

Amount for fiscal 2020, 2019 and 2018 recognized in statement of other comprehensive income:

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	(11)	5	(9)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(2)	(1)	(2)
Total	(13)	4	(11)

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
(Gain) / loss from change in demographic assumptions	—	—	—
(Gain) / loss from change in financial assumptions	(8)	4	(6)
(Gain) / loss from change in experience adjustments	(3)	1	(3)
	(11)	5	(9)

The gratuity cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Cost of sales	21	20	20
Selling and marketing expenses	2	1	1
Administrative expenses	1	1	1
	24	22	22

The weighted-average assumptions used to determine benefit obligations as of March 31, 2020 and March 31, 2019 are set out below:

	As of
	March 31, 2020	March 31, 2019
Discount rate	6.2%	7.1%
Weighted average rate of increase in compensation levels	6.0%	8.0%
Weighted average duration of defined benefit obligation	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2020, 2019 and 2018 are set out below:

	Year ended March 31,
	2020	2019	2018
Discount rate for the year	7.1%	7.5%	6.9%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

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

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2020 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for fiscal 2020, 2019 and 2018 was $16 million, $14 million and $14 million, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(Dollars in millions)
Impact from one percentage point increase / decrease in	As at March 31, 2020
Discount rate	9
Weighted average rate of increase in compensation levels	8

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $19 million to the gratuity trusts during fiscal 2021.

Maturity profile of defined benefit obligation:

(Dollars in millions)
Within 1 year	28
1 - 2 year	29
2 - 3 year	29
3 - 4 year	30
4 - 5 year	20
5 - 10 years	156

2.14.2 Superannuation

The Group contributed $34 million, $31 million and $27 million to the superannuation plan during fiscal 2020, 2019 and 2018, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Cost of sales	30	28	24
Selling and marketing expenses	3	2	2
Administrative expenses	1	1	1
	34	31	27

2.14.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2020:

(Dollars in millions)
Particulars	As at March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	866
Service cost - employer contribution	57
Employee contribution	121
Interest expense	79
Actuarial (gains) / loss	30
Benefits paid	(94)
Translation differences	(86)
Benefit obligations at the end	973
Change in plan assets
Fair value of plan assets at the beginning	866
Interest income	79
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(5)
Contributions (employer and employee)	178
Benefits paid	(94)
Translation differences	(84)
Fair value of plan assets at the end	940
Net liability (refer to note 2.5)	(33)

(1)	Includes fair value losses on certain investments in bonds

Amount for fiscal 2020 recognized in the consolidated statement of other comprehensive income:

(Dollars in millions)
Particulars	Year ended March 31, 2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	5
35

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.2%	7.1%
Expected rate of return on plan assets	8.0%	9.2%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1)

In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

	As of
	March 31, 2020	March 31, 2019
Central and State Government bonds	49%	49%
Public sector undertakings and Private sector bonds	48%	49%
Others	3%	2%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately $10 million and $14 million on account of a 0.25% increase / decrease, respectively in the expected rate of return on plan assets.

The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31,2019. The details of the benefit obligation as on March 31, 2019 is given below:

(Dollars in millions)
As of
March 31, 2019
Benefit obligation at the period end	866
Net liability recognized in Balance Sheet	—

The Group contributed $90 million, $78 million and $75 million to the provident fund during fiscal 2020, 2019 and 2018, respectively.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Cost of sales	80	69	67
Selling and marketing expenses	7	6	5
Administrative expenses	3	3	3
	90	78	75

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Salaries and bonus (1)	7,020	6,338	5,910
Defined contribution plans	48	44	40
Defined benefit plans	100	86	84
	7,168	6,468	6,034

(1)	Includes stock compensation expense of $34 million, $29 million and $13 million for fiscal 2020, 2019 and 2018, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Cost of sales	6,406	5,780	5,379
Selling and marketing expenses	510	462	425
Administrative expenses	252	226	230
	7,168	6,468	6,034

2.15 Equity

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

18,239,356 and 20,324,982 shares were held by controlled trust, as of March 31, 2020 and March 31, 2019, respectively.

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

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

Capital Allocation Policy

The Company's past policy was to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in August 2019

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following:

(a) A special dividend of ₹4/- per equity share (approximately $0.06 per share);

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

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of $8 million equal to the nominal value of the above shares bought back as an appropriation from general reserve.

After, the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore already paid in June 2018, the Company has completed the distribution of ₹13,000 crore which was announced as part of its capital allocation policy in April 2018.

Buyback completed in December 2017

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore ($2 billion). The shareholders approved the buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 113,043,478 equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling American Depositary Shares and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares.

In accordance with section 69 of the Indian Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buyback issued shares. As of March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

Bonus issue

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

2.15.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.15.2 Dividends

Accounting policy

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

In December 2017, the International Accounting Standard Board issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

The Company declares and pays dividends in Indian rupees. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The following table provides details of per share dividend recognized during fiscal 2020, 2019 and 2018:

	Fiscal 2020	Fiscal 2019(2)	Fiscal 2018(2)
Dividend per Equity Share (₹)
Interim dividend(3)	8.00	7.00	6.50
Final dividend(4)	10.50	10.25	7.38
Special dividend(5)	—	9.00	—
Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.11	0.10	0.10
Final dividend(4)	0.15	0.16	0.12
Special dividend(5)	—	0.14	—

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Adjusted for September 2018 bonus share issue, wherever applicable.
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year
(5)

Represents special dividend of ₹5/- per share (approximately $0.08 per share) declared in fiscal 2018 and special dividend of ₹4/- per equity share (approximately $0.06 per share) declared in fiscal 2019.

During fiscal 2020 on account of the final dividend for fiscal 2019 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of $1,359 million (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of ₹9.50/- per equity share (approximately $0.13 per equity share) for fiscal 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company to be held on June 27, 2020. This final dividend if approved by shareholders would result in a net cash outflow of approximately $532 million (excluding dividend paid on treasury shares).

2.15.3 Liquidation

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

2.15.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.16 Other income, net

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

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to the net profit in the statement of comprehensive income. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Interest income on financial assets carried at amortized cost	181	201	260
Interest income on financial assets fair valued through other comprehensive income	46	92	106
Dividend income on investments carried at fair value through profit or loss	—	—	1
Gain / (loss) on investments carried at fair value through profit or loss	26	24	39
Gain / (loss) on investments carried at fair value through other comprehensive income	6	—	—
Interest income on income tax refund	37	7	41
Exchange gains / (losses) on forward and options contracts	(66)	27	—
Exchange gains / (losses) on translation of other assets and liabilities	139	18	36
Others	26	42	30
	395	411	513

2.17 Employees' Stock Option Plans (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair- value of the awards on the grant date. The estimated fair value of awards is recognized as an expense in profit & loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively, under the 2015 Plan, out of which, 200,000 and 200,000 equity shares have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019, respectively.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

The following is the summary of grants made during fiscal 2020, 2019 and 2018 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
2015 Plan
RSU and ESOP - Equity settled
KMPs*	506,526	696,480	2,199,146
Employees other than KMPs	3,347,650	3,644,220	3,345,220
	3,854,176	4,340,700	5,544,366

RSU and ESOP - Incentive units- cash settled
KMPs*	180,400	—	—
Other employees	475,740	74,090	100,080
	656,140	74,090	100,080
2019 Plan
RSU - Equity settled
KMPs	352,793	—	—
Employees other than KMPs	1,738,500	—	—
	2,091,293	—	—

Total grants	6,601,609	4,414,790	5,644,446

Information in the table above is adjusted for September 2018 bonus issue, wherever applicable.

*	Upon Dr. Vishal Sikka's (Ex-CEO) resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Under the 2015 Plan:

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $2 million) for the financial year 2020. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSUs were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General Meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly, the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSUs granted effective May 2, 2019 have been amended to one year.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.50 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

Under the 2019 Plan:

In accordance with the shareholders approval in the Annual General Meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.50 million). These RSUs will vest in line with the employment agreement based on Company’s achievement of certain performance targets set in 2019 Plan. Accordingly, 134,138 performance based RSUs were granted effective June 22, 2019.

COO and Whole-time director

Under the 2015 Plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 Plan:

In accordance with the shareholders approval in the Annual General Meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹4 crore (approximately $0.50 million) for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSUs were granted effective June 22, 2019.

Other KMPs

Under the 2015 Plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 374,398 RSUs to other KMPs. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 Plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 165,000 RSUs to other KMPs. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of $8 million is recognized as financial liability with a corresponding adjustment to equity.

As at March 31, 2020 and March 31, 2019, cash settled options outstanding (net of forfeitures) were 1,756,521 and 177,454 (adjusted for September 2018 bonus issue), respectively. The carrying value of liability towards cash settled share based payments was $6 million and $1 million, respectively as at March 31, 2020 and March 31, 2019, respectively.

Break-up of employee stock compensation expense

(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Granted to:
KMP (1)	8	5	(2)
Employees other than KMP	26	24	15
Total	34	29	13
Cash settled stock compensation expense included in the above	1	1	1

(1)	Included a reversal of stock compensation cost of $5 million for fiscal 2018, towards forfeiture of stock incentives granted to Dr. Vishal Sikka (ex-CEO) upon his resignation.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2020 is set out below:

	Year ended March 31, 2020
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	9,181,198	0.05
Granted	3,854,176	0.07
Exercised	2,561,218	0.04
Modification to cash settled awards	1,061,820	—
Forfeited and expired	631,438	0.05
Outstanding at the end	8,780,898	0.05
Exercisable at the end	392,185	0.03
2015 Plan-ESOP
Outstanding at the beginning	1,623,176	7.46
Granted	—	—
Exercised	104,796	7.26
Modification to cash settled awards	351,550	—
Forfeited and expired	66,500	7.43
Outstanding at the end	1,100,330	7.13
Exercisable at the end	780,358	7.17
2019 Plan: RSU
Outstanding at the beginning	—	—
Granted	2,091,293	0.07
Exercised	—	—
Forfeited and expired	—	—
Outstanding at the end	2,091,293	0.07
Exercisable at the end	—	—

The activity in the 2015 Plan for equity-settled share based payment transaction during fiscal 2019 is set out below:

	Year ended March 31, 2019
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	7,500,818	0.04
Granted	4,340,700	0.05
Exercised	1,864,510	0.04
Forfeited and expired	795,810	0.04
Outstanding at the end	9,181,198	0.05
Exercisable at the end	235,256	0.04
2015 Plan-ESOP
Outstanding at the beginning	1,933,826	7.62
Granted	—	—
Exercised	117,350	7.35
Forfeited and expired	193,300	7.43
Outstanding at the end	1,623,176	7.46
Exercisable at the end	698,500	7.46

Information in the above table is adjusted for September 2018 bonus issue.

The activity in the 2015 Plan for equity-settled share based payment transaction during fiscal 2018 is set out below:

	Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price($)
2015 Plan -RSU
Outstanding at the beginning	5,922,746	0.04
Granted	4,561,216	0.04
Forfeited and expired	1,296,434	0.04
Exercised	1,686,710	0.04
Outstanding at the end	7,500,818	0.04
Exercisable at the end	48,410	0.04
2015 Plan-ESOP
Outstanding at the beginning	2,395,300	7.63
Granted	983,150	7.31
Forfeited and expired	104,824	7.63
Exercised	1,339,800	7.42
Outstanding at the end	1,933,826	7.62
Exercisable at the end	393,824	7.63

Information in the above table is adjusted for September 2018 bonus issue.

During fiscal 2020, 2019 and 2018, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $10.49, $10.01 and $7.74, respectively

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2020:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSU)	2,091,293	1.76	0.07	8,780,898	1.59	0.05
6 - 8 (ESOP)	—	—	—	1,100,330	3.48	7.13
	2,091,293	1.76	0.07	9,881,228	1.80	0.84

The following table summarizes information about equity settled RSUs and ESOPs (under the 2015 Plan) outstanding as at March 31, 2019:

	2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
0 - 0.04 (RSU)	9,181,198	1.70	0.05
6 - 8 (ESOP)	1,623,176	5.04	7.46
	10,804,374	2.20	1.16

Information in the above table is adjusted for September 2018 bonus issue.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS- RSU
Weighted average share price (₹) / ($- ADS)	728	10.52
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	22-30	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	6-7	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	607	7.84

	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS- RSU
Weighted average share price (₹) / ($- ADS)*	696	10.77
Exercise price (₹)/ ($- ADS)*	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date (₹) / ($- ADS)*	648	10.03

*	Adjusted for September 2018 bonus issue

	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price (₹) / ($- ADS)*	572	461	8.31	7.32
Exercise price (₹)/ ($- ADS)*	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)*	533	127	7.74	1.47

*	Adjusted for September 2018 bonus issue

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.18 Income taxes

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Current taxes
Domestic taxes	628	600	721
Foreign taxes	186	217	(12)
	814	817	709
Deferred taxes
Domestic taxes	(43)	3	(80)
Foreign taxes	(14)	(17)	28
	(57)	(14)	(52)
Income tax expense	757	803	657

During fiscal 2019, the Company entered into Advance Pricing Agreement (APA) in an overseas jurisdiction resulting in a reversal of income tax expense of $7 million which pertained to prior periods.

In December 2017, the Company concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service (“IRS”) for the US branch covering fiscal years 2011 to 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the Group reversed income tax expense provision of $225 million which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods which was paid in fiscal 2019 and fiscal 2018.

Additionally, income tax expense for fiscal 2020, 2019 and 2018 includes reversals (net of provisions) of $52 million, $18 million and $45 million, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions and on account of changes to tax regulations.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During fiscal 2018, the US tax reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is not significant for future periods.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2020	2019	2018
Profit before income taxes	3,095	3,003	3,143
Enacted tax rates in India	34.94%	34.94%	34.61%
Computed expected tax expense	1,083	1,049	1,088
Tax effect due to non-taxable income for Indian tax purposes	(383)	(386)	(321)
Overseas taxes	103	102	109
Tax provision (reversals)	(52)	(25)	(253)
Effect of differential overseas tax rates	(11)	—	8
Effect of exempt non-operating income	(6)	(8)	(10)
Effect of unrecognized deferred tax assets	7	13	29
Effect of non-deductible expenses	17	50	9
Branch profit tax (net of credits)	(5)	4	(32)
Subsidiary dividend distribution tax	—	—	27
Others	4	4	3
Income tax expense	757	803	657

The corporate statutory tax rate for fiscal 2020 and 2019 is 34.94% each and 34.61% for fiscal 2018. The increase in the corporate statutory tax rate to 34.94% in fiscal 2020 and 2019 from 34.61% in fiscal 2018 is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $383 million, $386 million and $321 million for fiscal 2020, 2019 and 2018, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2020, 2019 and 2018 was $0.09, $0.09 and $0.07, (adjusted for September 2018 bonus issue), respectively.

During fiscal 2018, the Company received $130 million as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of $27 million as income tax expense during fiscal 2018.

Other income for fiscal 2020, 2019 and fiscal 2018, includes interest on income tax refund of $37 million, $7 million and $41 million, respectively.

Entire deferred income tax for fiscal 2020, 2019 and 2018 relates to origination and reversal of temporary differences except for a credit of $24 million (on account of US Tax Reforms explained above), for fiscal 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2020, Infosys' U.S. branch net assets amounted to approximately $723 million. As at March 31, 2020, the Company has a deferred tax liability for branch profit of $23 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,108 million and $869 million as of March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of $422 million and $379 million as of March 31, 2020 and March 31, 2019, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2020:

(Dollars in millions)
Year
2021	11
2022	19
2023	28
2024	23
2025	16
Thereafter	325
Total	422

The following table provides details of expiration of unused tax losses for fiscal 2019:

(Dollars in millions)
Year
2020	25
2021	11
2022	20
2023	29
2024	27
Thereafter	267
Total	379

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2020 and March 31, 2019:

(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Income tax assets	712	975
Current income tax liabilities	(197)	(227)
Net current income tax assets / (liabilities) at the end	515	748

The gross movement in the current income tax asset / (liability) for fiscal 2020, 2019 and 2018 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2019	2019	2018
Net current income tax asset / (liability) at the beginning	748	617	282
Translation differences	(51)	(34)	(8)
Income tax paid	639	975	1,059
Current income tax expense	(814)	(817)	(709)
Income tax on other comprehensive income	(3)	1	(2)
Reclassified under assets held for sale (refer note no 2.10)	—	3	(5)
Reclassified from held for sale (Refer note 2.10)	—	2	—
Income tax benefit arising on exercise of stock options	1	1	—
Tax impact on buyback expenses	1	1	—
Additions through business combination	(6)	(1)	—
Net current income tax asset / (liability) at the end	515	748	617

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2020 is as follows:

							(Dollars in millions)
	Carrying value as of April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of IFRS 16 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets / (liabilities)
Property, plant and equipment	38	(3)	—	—	—	—	(3)	32
Lease liabilities	—	10	—	—	8	1	(1)	18
Accrued compensation to employees	4	3	—	—	—	—	—	7
Trade receivables	26	3	—	—	—	—	(3)	26
Compensated absences	57	5	—	—	—	—	(5)	57
Post sales client support	15	1	—	—	—	—	(1)	15
Credits related to branch profits	49	1	—	—	—	—	—	50
Derivative financial instruments	(15)	35	—	2	—	—	(1)	21
Intangibles	2	—	—	—	—	—	1	3
Intangibles arising on business combinations	(19)	6	(45)	—	—	—	2	(56)
Branch profit tax	(78)	4	—	—	—	—	1	(73)
Others	22	(8)	1	(1)	(8)	—	(3)	3
Total Deferred income tax assets / (liabilities)	101	57	(44)	1	—	1	(13)	103

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2019 is as follows:

						(Dollars in millions)
	Carrying value as of April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets / (liabilities)
Property, plant and equipment	33	7	—	—	—	(2)	38
Accrued compensation to employees	2	2	—	—	—	—	4
Trade receivables	22	5	—	—	—	(1)	26
Compensated absences	56	4	—	—	—	(3)	57
Post sales client support	15	1	—	—	—	(1)	15
Credits related to branch profits	52	(3)	—	—	—	—	49
Derivative financial instruments	2	(16)	—	(1)	—	—	(15)
Intangibles	1	1	—	—	—	—	2
Intangibles arising on business combinations	(6)	9	(8)	—	(12)	(2)	(19)
Branch profit tax	(77)	(1)	—	—	—	—	(78)
Others	14	5	(1)	1	4	(1)	22
Total Deferred income tax assets / (liabilities)	114	14	(9)	—	(8)	(10)	101

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2018 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of March 31, 2018
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	12	—	—	—	33
Computer software	6	(6)	—	—	—	—
Accrued compensation to employees	9	(8)	—	—	1	2
Trade receivables	21	1	—	—	—	22
Compensated absences	58	—	—	—	(2)	56
Post sales client support	15	—	—	—	—	15
Credits related to branch profits	—	53	—	—	(1)	52
Derivative financial instruments	(11)	13	—	—	—	2
Intangibles	3	(3)	—	—	1	1
Intangibles arising on business combinations	(32)	13	—	13	—	(6)
Branch profit tax	(50)	(25)	—	—	(2)	(77)
Others	11	2	2	(5)	4	14
Total Deferred income tax assets / (liabilities)	51	52	2	8	1	114

The tax effects of significant temporary differences that resulted in deferred income tax assets and liability is as follows:

	(Dollars in millions)
	As of
	March 31, 2020	March 31, 2019
Deferred income tax assets after set off	231	199
Deferred income tax liabilities after set off	(128)	(98)

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

As at March 31, 2020, claims against the Group not acknowledged as debts from the Income tax authorities in India amounted to $443 million (₹3,353 crore). Amount paid to statutory authorities against the above tax claims amounted to $707 million (₹5,352 crore)

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities in India amounted to $412 million (₹2,851 crore). Amount paid to statutory authorities against this amounted to $857 million (₹5,924 crore).

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.19 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2020	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	4,257,754,522	4,347,130,157	4,510,664,644
Effect of dilutive common equivalent shares - share options outstanding	7,389,706	6,290,615	4,483,096
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,265,144,228	4,353,420,772	4,515,147,740

(1)	excludes treasury shares
(2)	adjusted for bonus shares, wherever applicable Refer to Note 2.15

13,093, Nil and 134,476 number of options to purchase equity shares, had an anti-dilutive effect (adjusted for September 2018 bonus issue) for fiscal 2020, 2019 and 2018, respectively.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2020	March 31, 2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100.00%	100.00%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100.00%	100.00%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100.00%	100.00%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100.00%	100.00%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(25)	Brazil	—	100.00%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100.00%	100.00%
EdgeVerve Systems Limited (EdgeVerve)	India	100.00%	100.00%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100.00%	100.00%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100.00%	100.00%
Kallidus Inc. (Kallidus)	U.S.	100.00%	100.00%
Infosys Chile SpA	Chile	100.00%	100.00%
Infosys Arabia Limited(2)	Saudi Arabia	70.00%	70.00%
Infosys Consulting Ltda.(1)	Brazil	100.00%	99.99%
Infosys CIS LLC(1)(18)(26)	Russia	—	—
Infosys Luxembourg S.a.r.l (1)(13)	Luxembourg	100.00%	100.00%
Infosys Americas Inc. (Infosys Americas)	U.S.	100.00%	100.00%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	—	100.00%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100.00%	100.00%
Infosys Canada Public Services Inc(19)	Canada	—	—
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.98%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.98%
Infosys McCamish Systems LLC (4)	U.S.	99.99%	99.98%
Portland Group Pty Ltd(4)	Australia	99.99%	99.98%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100.00%	100.00%
Lodestone Management Consultants Inc.(5)(11)	U.S.	—	—
Infosys Management Consulting Pty Limited(5)	Australia	100.00%	100.00%
Infosys Consulting AG(5)	Switzerland	100.00%	100.00%
Infosys Consulting GmbH(5)	Germany	100.00%	100.00%
Infosys Consulting S.R.L.(1)	Romania	100.00%	100.00%
Infosys Consulting SAS(5)	France	100.00%	100.00%
Infosys Consulting s.r.o.(5)	Czech Republic	100.00%	100.00%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(5)	China	100.00%	100.00%
Infy Consulting Company Ltd(5)	U.K.	100.00%	100.00%
Infy Consulting B.V.(5)	The Netherlands	100.00%	100.00%
Infosys Consulting Sp. z.o.o(32)	Poland	99.99%	100.00%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (5)	Portugal	100.00%	100.00%
Infosys Consulting S.R.L.(5)	Argentina	100.00%	100.00%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100.00%	100.00%
Panaya Ltd.(7)	Israel	100.00%	100.00%
Panaya GmbH(7)	Germany	100.00%	100.00%
Panaya Japan Co. Ltd(7)(31)	Japan	—	100.00%
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100.00%	100.00%
Brilliant Basics Limited(8)	U.K.	100.00%	100.00%
Brilliant Basics (MENA) DMCC(8)(26)	Dubai	100.00%	100.00%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100.00%	100.00%
Infosys Middle East FZ LLC(9)	Dubai	100.00%	100.00%
Fluido Oy(9)(14)	Finland	100.00%	100.00%
Fluido Sweden AB (Extero)(15)	Sweden	100.00%	100.00%
Fluido Norway A/S(15)	Norway	100.00%	100.00%
Fluido Denmark A/S(15)	Denmark	100.00%	100.00%
Fluido Slovakia s.r.o(15)	Slovakia	100.00%	100.00%
Fluido Newco AB(15)	Sweden	100.00%	100.00%
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd) (16)	Singapore	60.00%	60.00%
Infosys South Africa (Pty) Ltd(9)(17)	South Africa	100.00%	—
WongDoody Holding Company Inc. (WongDoody) (10)	U.S.	100.00%	100.00%
WDW Communications, Inc(12)	U.S.	100.00%	100.00%
WongDoody, Inc(12)	U.S.	100.00%	100.00%
HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)(20)	Japan	81.00%	—
Stater N.V.(21)	The Netherlands	75.00%	—
Stater Nederland B.V.(22)	The Netherlands	75.00%	—
Stater Duitsland B.V.(22)	The Netherlands	75.00%	—
Stater XXL B.V.(22)	The Netherlands	75.00%	—
HypoCasso B.V.(22)	The Netherlands	75.00%	—
Stater Participations B.V.(22)	The Netherlands	75.00%	—

Stater Deutschland Verwaltungs-GmbH(23)	Germany	75.00%	—
Stater Deutschland GmbH & Co. KG(23)	Germany	75.00%	—
Stater Belgium N.V./S.A.(24)	Belgium	53.99%	—
Outbox Systems Inc. dba Simplus (US)(27)	U.S.	100.00%	—
Simplus North America Inc.(28)	Canada	100.00%	—
Simplus ANZ Pty Ltd.(28)	Australia	100.00%	—
Simplus Australia Pty Ltd(30)	Australia	100.00%	—
Sqware Peg Digital Pty Ltd(30)	Australia	100.00%	—
Simplus Philippines, Inc.(28)	Philippines	100.00%	—
Simplus Europe, Ltd.(28)	U.K.	100.00%	—
Simplus U.K., Ltd.(29)	U.K.	100.00%	—
Simplus Ireland, Ltd.(29)	Ireland	100.00%	—

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Liquidated effective November 17, 2019
(4)	Wholly owned subsidiary of Infosys BPM
(5)	Wholly owned subsidiary of Infosys Consulting Holding AG
(6)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(11)	Liquidated effective May 4, 2018
(12)	Wholly-owned subsidiary of WongDoody
(13)	Incorporated effective August 6, 2018
(14)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(15)	Wholly-owned subsidiary of Fluido Oy
(16)	On November 16, 2018, Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(17)	Incorporated effective December 19, 2018
(18)	Incorporated effective November 29, 2018
(19)	Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc
(20)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the ownership and voting interests in HIPUS Co. Ltd, Japan
(21)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V.
(22)	Majority owned and controlled subsidiaries of Stater N.V.
(23)	Majority owned and controlled subsidiaries of Stater Duitsland B.V.
(24)	Majority owned and controlled subsidiaries of Stater Participations B.V.
(25)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a Wholly owned subsidiary of Infosys Ltd.
(26)	Under Liquidation
(27)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc. dba Simplus (US)
(28)	Wholly-owned subsidiary of Outbox Systems Inc.
(29)	Wholly-owned subsidiary of Simplus Europe, Ltd.
(30)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
(31)	Liquidated effective October 31, 2019
(32)

On February 20, 2020, Infosys Poland, Sp z.o.o, a wholly owned subsidiary of Infosys BPM acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o, a wholly owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During fiscal 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million. DWA Nova LLC has been liquidated w.e.f. November 17, 2017

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Expanded Stock Ownership Trust*	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

*	Registered on May 15, 2019

Refer to Note 2.14 for information on transactions relating to the post-employment benefit plans mentioned above.

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

Kiran Mazumdar-Shaw (appointed as Lead independent Director effective April 13, 2018)

Roopa Kudva (retired as member of the Board effective February 3, 2020)

Dr. Punita Kumar-Sinha

D.N. Prahlad (resigned effective April 20, 2020)

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Uri Levine (appointed effective April 20, 2020)

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

Ravi Kumar S, President and Deputy Chief Operating Officer

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Krishnamurthy Shankar, Group Head-Human Resources and Infosys Leadership Institute

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
Particulars	Year ended March 31,
	2020	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)	17	14	8
Commission and other benefits to non-executive / independent directors	1	1	2
Total	18	15	10

(1)

Includes employee stock compensation expense of $8 million and $5 million for fiscal 2020 and 2019 and reversal of employee stock compensation expense of $2 million for fiscal 2018 towards key managerial personnel (Refer to Note 2.17).

(2)	Included a reversal of stock compensation cost of $5 million for fiscal 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka (ex-CEO) upon his resignation. (Refer to Note 2.17)
(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.21 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During fiscal 2019, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The chief operating decision maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial Services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for fiscal 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

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

Disclosure of revenue by geographic locations is given in note 2.11 Revenue from operations

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2020	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Identifiable operating expenses	2,109	984	998	860	703	581	452	209	6,896
Allocated expenses	893	399	348	340	293	175	168	130	2,746
Segment profit	1,027	593	341	452	289	225	202	9	3,138
Unallocable expenses*									414
Operating profit									2,724
Other income, net (refer note no. 2.16)									395
Finance cost (Refer Note 2.8)									(24)
Profit before Income taxes									3,095
Income tax expense									757
Net profit									2,338
Depreciation and amortization									407
Non-cash expenses other than depreciation and amortization									7

*	Unallocable expenses for the year ended March 31, 2020 includes amortization on ROU assets consequent to adoption of IFRS- 16 - Leases effective April 1, 2019

(Dollars in millions)
Year ended March 31, 2019	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Identifiable operating expenses	2,021	974	816	808	644	506	394	202	6,365
Allocated expenses	775	385	312	312	255	154	147	109	2,449
Segment profit	982	576	360	363	264	222	202	16	2,985
Unallocable expenses									289
Operating profit									2,696
Other income, net (refer note no. 2.16)									411
Reduction in the fair value of Disposal Group held for sale (Refer Note 2.10)									(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 2.10)									(65)
Profit before Income taxes									3,003
Income tax expense									803
Net profit									2,200
Depreciation and amortization									287
Non-cash expenses other than depreciation and amortization									107

(Dollars in millions)
Year ended March 31, 2018	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	3,594	1,760	1,378	1,287	1,035	796	729	360	10,939
Identifiable operating expenses	1,876	878	702	652	602	431	378	208	5,727
Allocated expenses	731	371	269	261	235	140	135	122	2,264
Segment profit	987	511	407	374	198	225	216	30	2,948
Unallocable expenses									289
Operating profit									2,659
Other income, net (refer note no. 2.16)									513
Reduction in the fair value of Disposal Group held for sale (Refer Note 2.10)									(18)
Share in associate's profit / (loss) including impairment									(11)
Profit before Income taxes									3,143
Income tax expense									657
Net profit									2,486
Depreciation and amortization									289
Non-cash expenses other than depreciation and amortization									29

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2020, 2019 and 2018.

2.22 Litigation

The Company received certain anonymous whistleblower complaints. The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations and the same was disclosed to the Stock Exchanges and the Securities and Exchange Commission (SEC) on Form 6-K on October 22, 2019. The outcome of the investigation did not result in restatement of previously issued financial statements and this was disclosed in a press release which was filed with the Stock Exchanges and SEC on Form 6-K on January 10,2020. The Company cooperated with an investigation by the SEC in regard to the whistleblower matter. In March 2020, the Company received notification from the SEC, that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. Further, the Company has responded to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information.

Additionally, in October 2019, a purported class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers purportedly for violations of the US federal securities laws. On May 21, 2020, the plaintiff filed a stipulation which voluntarily dismissed the action without prejudice.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Item 19. Exhibits

Exhibit number	Description of document
**1.1	Articles of Association of the Registrant, as amended
**********1.2	Memorandum of Association of the Registrant, as amended
****1.3	Certificate of Incorporation of the Registrant, as currently in effect
2.1	Description of Securities Registered Under Section 12 of the Exchange Act
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

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
4.6	Infosys Expanded Stock Ownership Trust Deed
********4.7	Form of Indemnification Agreement
**4.8	Form of Employment Agreement with the Chief Operating Officer
4.9	Addendum to Employment Agreement with the Chief Operating Officer
*4.10	Form of Employment Agreement with the Chief Executive Officer
4.11	Addendum to Employment Agreement with the Chief Executive Officer
4.12	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
*15.8	Certain Tax considerations for non-resident shareholders related to the buyback
15.9	Consent of Independent Registered Public Accounting Firm
**15.10	Dividend Distribution Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
*********	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.

**********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date May 29, 2020	Group General Counsel and Chief Compliance Officer