Form 20-F
period 2021-03-31
Infosys Ltd
filed 2021-06-11
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2021

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,260,660,846 Equity Shares.

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

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “₹” or “Rupees” or “Indian rupees” are to the legal currency of India. Our consolidated financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

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

On March 31, 2021, this exchange rate was ₹73.11 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, the discussions of our business strategy, including the localization of our workforce and investments to re-skill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, wage increases in India, change in the Indian regulations governing wages, restrictions on immigration in the US, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the ‘Risk Factors’ section in this Annual Report on Form 20F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statement of comprehensive income for the year ended March 31, 2021, March 31, 2020, March 31, 2019 and March 31, 2018 and the summary consolidated Balance Sheet data as of March 31, 2021, March 31, 2020, March 31, 2019 and March 31, 2018 have been derived from our consolidated financial statements and related notes which have been audited by Deloitte Haskins & Sells LLP (successor auditor) consequent to mandatory auditor rotation regulation in India. The summary consolidated statement of comprehensive income for the years ended March 31, 2017 and the summary consolidated balance sheet data as of March 31, 2017 have been derived from our consolidated financial statements and related notes which have been audited by KPMG (predecessor auditor). The summary consolidated comprehensive income data and the summary consolidated Balance Sheet data given below have been prepared and presented in accordance with IFRS as issued by IASB. Historical results are not necessarily indicative of future results.

(Dollars in millions except equity share and per equity share data)

Summary of Comprehensive Income	Fiscal
	2021	2020	2019	2018	2017
Revenues	13,561	12,780	11,799	10,939	10,208
Cost of sales	8,828	8,552	7,687	7,001	6,446
Gross profit	4,733	4,228	4,112	3,938	3,762
Operating expenses:
Selling and marketing expenses	624	664	638	552	535
Administrative expenses	784	840	778	727	707
Total operating expenses	1,408	1,504	1,416	1,279	1,242
Operating profit	3,325	2,724	2,696	2,659	2,520
Other income, net	297	395	411	513	459
Finance cost (1)	26	24	—	—	—
Reduction in the fair value of Disposal Group held for sale	—	—	(39)	(18)	—
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	—	—	(65)	—	—
Share in associate’s loss, including impairment	—	—	—	(11)	(5)
Profit before income taxes	3,596	3,095	3,003	3,143	2,974
Income tax expense	973	757	803	657	834
Net profit	2,623	2,338	2,200	2,486	2,140
Profit attributable to:
Owners of the company	2,613	2,331	2,199	2,486	2,140
Non-controlling interests	10	7	1	—	—
Earnings per equity share: (2)
Basic ($)	0.62	0.55	0.51	0.55	0.47
Diluted ($)	0.61	0.55	0.51	0.55	0.47
Weighted average equity shares used in computing earnings per equity share: (2)
Basic	4,242,416,665	4,257,754,522	4,347,130,157	4,510,664,644	4,571,278,894
Diluted	4,250,732,467	4,265,144,228	4,353,420,772	4,515,147,740	4,572,793,490

Cash dividend per Equity Share ($) (2)(3)(4)	0.29	0.26	0.40	0.22	0.20
Cash dividend per Equity Share (₹) (2)(3)	21.50	18.50	26.25	13.88	12.63

(1)	Finance cost is on account of adoption of IFRS 16“Leases”.

(2)	Adjusted for September 2018 bonus issue, wherever applicable.
(3)	Represents per share value of dividends- interim, final and special (wherever applicable), paid during the fiscal year. Excludes corporate dividend tax.
(4)	Converted at the monthly exchange rate in the month of declaration of dividend.

		(Dollars in millions except equity share data)
Balance Sheet Data	As of March 31,
	2021	2020	2019	2018	2017
Cash and cash equivalents	3,380	2,465	2,829	3,041	3,489
Current investments	320	615	958	982	1,538
Net current assets	5,043	4,455	4,951	5,243	6,121
Assets held for sale	—	—	—	316	—
Non-current assets	6,518	5,048	4,608	4,582	4,572
Total assets	14,825	12,260	12,252	12,255	12,854
Liabilities directly associated with assets held for sale	—	—	—	50	—
Non-current liabilities	1,059	802	159	131	56
Non-controlling interests	60	55	9	—	—
Total equity	10,502	8,701	9,400	9,960	10,637
Total Liabilities and equity	14,825	12,260	12,252	12,255	12,854
Number of shares outstanding (1)(2)(3)	4,260,660,846	4,258,992,566	4,356,279,444	4,368,228,514	4,593,889,328

(1)	Par value of ₹5 each.
(2)	Includes treasury shares.
(3)	Adjusted for September 2018 bonus issue, wherever applicable.

Exchange rates

Our functional currency is the Indian rupee. We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar and other foreign currencies. For fiscal 2021, 2020, 2019, 2018 and 2017, U.S. dollar denominated revenues represented 66.5%, 67.5%, 67.3%, 67.7% and 69.6% of total revenues, respectively. For the same respective periods, revenues denominated in the Euro represented 13.4%, 12.4%, 11.9%, 11.3% and 9.6% of total revenues while revenues denominated in the Australian dollar represented 6.9%, 6.8%, 7.9%, 7.8% and 7.3% of total revenues, revenues denominated in United Kingdom Pound Sterling represented 4.6%, 4.9%, 5.0%, 5.3% and 5.8% of total revenues, respectively. As such, our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

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

Outlined below are some of the risks that could potentially cause our revenues and profitability to fluctuate. While the summary below provides an indication of the risks that we face, readers should read the detailed risk factors that follow for a deeper understanding of the risk factor, steps taken by the organization to mitigate them and the potential consequential impact on our business, profitability, growth and reputation.

1.	Risks related to the global COVID-19 health pandemic

a.

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact key geographies that we operate in. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the health sector. India, where most of our operations are located, is experiencing a second wave of infections, including new variants of the COVID-19 virus. In addition, India may experience future waves, which may further stress the healthcare ecosystem. This may impact our ability to service our customer requirements on time as a portion of our employees may be absent from the work owing to health issues or to tend to their families.

b.

Our exposure to cyber security and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and/or operations, impacting revenue, profitability and reputation.

c.	The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety.

2.	Risks related to the markets in which we and our clients operate

a.

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including both the economic and regulatory environment in the markets in which they operate.

b.

Per-country restrictions on visas, costs increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, and/ or increased enforcement may affect our ability to compete for, and provide services to clients in certain work location / countries, which could adversely affect our business, results of operations, and financial condition.

c.	A large part of our revenues is dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.
d.

Financial stability of our clients may be affected owing to several factors such as the demand and supply challenges, currency fluctuations and other macroeconomic condition which may adversely impact our ability to recover fees for the services rendered to them.

e.	Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and/or our profits.

3.	Risks related to the investments we make for our growth
a.	Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
b.	We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

4.	Risks related to our cost structure
a.	Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.
b.	Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
c.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately. Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.

5.	Risks related to our employee workforce
a.	Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

6.	Risks related to our contractual obligations
a.	Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
b.	Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
c.	Our work with governmental agencies may expose us to additional risks.

7.	Risks related to our operations
a.	Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
b.	Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents.
c.

Our reputation may be impacted and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (GDPR) adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

d.	The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters.

e.	The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
f.	Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our 2030 ESG vision.

8.	Risks related to legislation and regulatory compliance
a.

Due to the COVID-19 pandemic and the corresponding substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia, governments have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

9.	Risks related to the ADSs
a.	The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
b.	ADS holders may be restricted in their ability to exercise voting rights.
c.	ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
d.

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

Risks related to global COVID-19 health pandemic:

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact key geographies that we operate in, with many countries reporting a second wave and third wave of infections. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the health sector. Consequently, market demand in some segments and supply chains have been affected. India, where most of our operations are located, is experiencing a second wave of infections, including new variants of the COVID-19 virus. There is marked increase in the number of cases across regions where our development centers are located, and a small percentage of our employees or their families are adversely affected. We have initiated several interventions to help our employees and their families including establishing COVID Care Centers, vaccination centers and providing them access to medical care facilities. However, the continued stress on the medical infrastructure and increasing cases in the country may impact the health and safety of our employees. In addition. India may experience future waves which may further stress the healthcare ecosystem if we are unable to vaccinate significant portion of our employees by that time. This may impact our ability to service our customer requirements on time as a portion of our employees may be absent from the work owing to health issues or to tend to their families.

The COVID-19 pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, investors and communities we operate in. During fiscal 2021, the impact on revenue due to supply and demand risks we experienced from the COVID-19 pandemic was not significant. COVID-19 pandemic has heightened several other risks that are described in this section. Some of the specific risks related to the occurrence of COVID-19 pandemic that have materialized include:

•

Some of our clients’ business operations have been negatively impacted due to the economic downturn - resulting in postponement, termination, suspension of some ongoing projects in the initial periods of the financial year;

•

Our ability to continue to meet service delivery obligations while our employees work from home are sometimes constrained by contractual terms with our clients and are therefore dependent on receiving the requisite approvals from them in time;

•

Restrictions on travel have marginally impacted our ability to assign and deploy people at required locations and times to deliver contracted services, thereby impacting our revenue and/or profitability;

•	Our profitability has been marginally impacted as some clients have sought price reductions or discounts;
•	Lower profitability and prolonged payment terms requests from clients had marginal negative impact on our cash flows;
•

Our business continuity is marginally impacted as key geographies in which we operate imposed a lockdown and/or some of our development centers had to be temporarily shut down due to COVID-19 cases found in our campuses;

•	We incurred unanticipated costs in ensuring our offices are safe and hygienic workplaces for our employees; and to enable employees to work from home; and
•	We incurred additional costs in procuring and deploying hardware assets, technology infrastructure, information security infrastructure and data connectivity charges for remote working.

While the above-mentioned risks have materialized to varied extent in the last financial year, their impact may continue in the next financial year as well. In addition to the above, other risks related to the COVID-19 pandemic that may materialize in future are:

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

•

Our profitability may be marginally impacted as some clients may dispute some of the existing work-in-process that has been recognized by us as unbilled revenues. This in turn can impact our profitability and cash flows negatively;

•

Our exposure to cyber security and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and/or operations, impacting revenue, profitability and reputation;

•	The productivity of our employees may be negatively impacted due to remote working from home, quarantine requirements, negative social sentiment and personal anxiety;
•

We have recently announced that we will cover vaccination costs of our employees and their families and also agreed to provide financial support to affected employees and their families. This may have an impact on our cost structure which may increase if there is an increase in vaccination costs or support extended;

•

Due to rising number of COVID-19 cases in India with the prolonged second wave and predicted future waves in the regions where most of our employees are located, there may be fulfilment challenges if our employees are on leave as a result of having contracted COVID-19 directly or to take care of anyone in their family;

•	Our operations may get disrupted after the re-opening of our campuses and offices if any of our returning employees test positive for COVID-19;

•	We could be subject to lawsuits from our employees alleging they are exposed to health risks as we transition them back to working from our or our client’s offices;
•	Our ability to procure goods and services may be impacted as some of our suppliers may not be able to operate efficiently during a lockdown;
•	Unfavorable currency movements during these times may impact our profitability;
•	An increase in insurance premium on the regular policies that we avail may adversely impact our profitable growth or coverage;
•	There could be heightened regional or macro risks such as an increase in unemployment, protectionism, immigration reform, extended recession in the economy, geo-political tension and social unrest;
•

Many educational institutions in India, which are a primary source of our talent, have postponed student assessments due to the ongoing second wave of COVID-19. This may affect timely supply of fresh graduates that we plan to hire this year;

•

The uncertainty in demand as our clients deal with a prolonged economic impact of the COVID-19 pandemic may cause us to implement severe cost control measures including reduction in employee bonuses. This could result in increased attrition of employees and/or a higher expenditure on recruitment and subcontracting services, thereby impacting our profitability;

•

If the market price of our shares/ADS remain low due to a prolonged recession, the value of RSUs and the ability to achieve the performance targets of the PSUs we have given to our employees may reduce. This will impede our ability to retain our high performing employees;

•	Although we have successfully invoked Business Continuity Procedures (BCP) so far, a prolonged continuation of the COVID-19 pandemic may create breakdown in our BCP, impacting our business;
•	We could experience potential impairment of acquired entities and investments as a result of prolonged slower economic growth which can impact business momentum and synergies that were expected; and
•

We may be unable to recoup the investments that we have made in various geographies due to the impact of prolonged economic downturn with consequential impact on liquidity in the sectors or the geographies in which we have invested.

I.	Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including both the economic and regulatory environment in the markets in which they operate.

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

Reduced or delayed IT spending may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts, seeking extended payment terms or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, the revenue earned per billed person month, the competitiveness of our proposals, our gross margins and our cash flows.

The COVID-19 pandemic and the consequences arising from it did alter the budget priorities of some of our clients leading to delay in discretionary projects. Risk of future waves and prolonged crisis induced by COVID-19 pandemic may create more uncertainties and delays in our client’s decision-making process there by affecting our revenue. While increased adoption of cloud-based offerings, digital services and cyber security services may result in additional opportunities, we may need to alter our internal offerings, talent mobility and marketing efforts need to capture these opportunities.

During the past year, there has been an increase in the ratio of effort based in India versus at our onsite client locations in the delivery of our projects, in part due to the travel restrictions imposed to counter the COVID-19 pandemic. If this trend continues even after the pandemic, it may impact a portion of our revenue. Prolonged restrictions on travel from India due to increased cases in the region may impact our ability to deliver the project. In addition, some of our clients may decide to reduce their dependencies on geographies with higher or prolonged COVID 19 pandemic cases including India. This may affect our profitability as we will have to run operations from regions other than the regions in which we normally operate at a higher cost.

Economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2021, 61.3%, 24.2% and 11.6% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2021, we derived 32.4% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future.

For instance, if the economies of the United States, United Kingdom or the EU weaken or growth remains uneven, as a result of the COVID-19 pandemic, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

Any future global economic uncertainty, arising out of various factors including the COVID-19 pandemic or any other such global pandemic impacting the financial services industry, retail, consumer goods, energy and manufacturing on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances.

We also depend on clients in the energy sector to generate our revenue. Any impact in the energy sector due to oil price volatility may lead to economic pressure on our clients and in turn impact our revenues/profitability.

Some of the consequences of the COVID-19 pandemic and its prolonged impact may include heightened nationalism and anti-outsourcing sentiments due to job losses in the key geographies of US and UK which may impact our growth and profitability. Heightened geo-political situations amongst the major economies may impact our ability to grow holistically across regions.

Our clients may operate in sectors which are adversely impacted by climate change which could consequently impact our business and reputation.

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

Per-country restrictions on visas, costs increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, and/ or increased enforcement may affect our ability to compete for, and provide services to clients in work location countries, which could adversely affect our business, results of operations, and/ or financial condition.

A portion of our employees in the United States, United Kingdom, the European Union (“EU”), and other countries/ regions rely on work visas and permits, which makes our business vulnerable to changes and variations in immigration laws, including policy changes to the way in which laws are interpreted and/ or enforced, and potential enforcement actions and penalties that might cause us to lose access to such visas. We are subject to numerous, and sometimes conflicting, legal requirements.

Overall, increased and changing requirements may result in impact on mobility programs, as well as increased costs due to greater, more complex internal operations to meet varying compliance obligations. Recent changes or any additional adverse revisions to immigration laws and regulations in the jurisdictions in which we operate may cause us delays, staffing shortages, additional costs, and/ or an inability to bid for or fulfill projects for clients, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, risking increased penalties and exposure of our business to consequential sanctions.

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

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2021, our largest client accounted for 3.2% of our total revenues, and our ten largest clients together accounted for 18.1% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment or as a consequence of the current pandemic may also result in loss of a client or part of the business from the client. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may be affected owing to several factors such as the demand and supply challenges, currency fluctuations and other macroeconomic condition which may adversely impact our ability to recover fees for the services rendered to them.

The business challenges and pressures resulting from the economic slowdown in the markets in which our clients operate could affect their ability to pay their vendors on time resulting in a downward revision of their credit ratings and their ability to raise funds. This may have a cascading effect on our credit terms with them, leading to adverse impact on our cash flow and results of operations. While we take adequate precautions to evaluate the credit risks to qualify clients before we onboard them; to periodically check data available in various public domains including credit default swaps and ratings given by leading agencies; and reducing the loss due to sudden bankruptcy by taking a receivables insurance for many of our clients; any sudden variation in the financial health of the clients organization owing to macro-economic or geo-political factors or global challenges such as an economic recession, the COVID-19 pandemic, and natural calamities may adversely affect our ability to recover the fees for the services rendered from them.

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

Our revenues and profits depend, in part, upon the continued demand for our services by our existing and new clients and our ability to meet this demand in a competitive and cost-effective manner. The technology services market is highly competitive. Our competitors include large global consulting firms, India-based technology services firms, software and solution providers, niche service providers and in-house IT departments and captive centers of large corporations.

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

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or lower rates. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on account of this practice may also adversely impact our revenues, gross profit, operating margin and results of operations. Further the COVID-19 pandemic may have an adverse impact on our ability to increase pricing for our services as many countries have imposed lock downs leading to economic downturns which may lead certain customers to negotiate the existing contracts with us.

Our clients may decide to increase their in-house IT capabilities and/or control of their technology investments by setting up or expanding their own captive centers in India or other locations such as Eastern Europe, Latin America and South East Asia. While this presents opportunities for us to partner with our clients, such centers may also result in erosion of some addressable market and/or increasing pricing pressures for our business.

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

In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, the COVID-19 pandemic may lead to clients re-evaluating their spending, as a result of which they may decide not to extend or renew their business with us due to their own business challenges.

II.	Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving cloud, artificial intelligence (AI)-based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, better or more competitively priced products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

The prolonged COVID-19 pandemic and any resultant economic downturn may result in reduced expenditure by Infosys on ideating, incubating, developing and marketing new service offerings. This may in turn affect our long-term growth prospects.

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

The synergies that were expected from some of our acquisitions may not materialize as intended. Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

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

We have made, and may in the future make, strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not generate expected returns if the demand, supply and cash flow of these companies are adversely affected due to prolonged COVID-19 pandemic related disruptions. The lack of profitability of any of our investments could have a material adverse impact on our operating results.

Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.

Goodwill is subject to impairment review at least annually. Impairment testing under IFRS as issued by IASB may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

III.	Risks related to our cost structure

Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, location of employee deployment, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors including a prolonged COVID-19 pandemic may cause significant variations in our operating results in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our operating results from period to period. Our profitability could be affected by pricing pressures on our services, competitiveness for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturn induced by a prolonged COVID-19 pandemic, or changes in immigration laws, policy, and/or enforcement in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in visa costs or increase in salaries payable to visa-dependent employees onsite would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently opened technology and investment hubs in some of the countries in which we are operating. Increased hiring of personnel within these hubs along with staff for enabler functions and the management team may increase our cost of doing business and thereby have an adverse impact on our profit margins. Our cost of operations is higher at onsite compared to offshore and hence we maintain most of our bench offshore. Due to the COVID-19 pandemic related disruptions, our clients may decide to reduce business with us. Inability to move people to offshore in such a situation due to travel lockdowns can impact our cost structure.

Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, effectively address service delivery risks or manage customer requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditure incurred during a prolonged pandemic, such as increased information security requirements and employee health and welfare may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2017 and March 31, 2021, our total employee count grew from 200,364 to 259,619 representing a compounded annualized growth rate of 6.7%.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom, Continental Europe and Australia. This increase has been driven, in part, by recent indications that immigration policy, and/or enforcement in these countries could undergo significant changes. Such hiring has resulted and could further result in overall increased wage costs and risks thereby impacting operations and profitability.

Further, in certain jurisdictions in which we operate, legislations have been proposed that requires our employees working on visas in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction, with which we have complied. In case such legislative proposals are adopted by other jurisdictions, our operating costs and risks will go up.

Additionally, wage increases in India may prevent us from sustaining our competitive advantage. and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. Increased demand for talent in India due to higher levels of offshoring across the industry could also cause wages to increase for certain management level employees and skilled professionals. This competition has led to wage pressures in attracting and retaining employees, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. In addition, any changes to the employment laws in the countries in which we operate including India, that may increase the compensation or social security benefits we offer our employees may impact our profitability.

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

We are investing substantial cash in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2021, we had contractual commitments of $100 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. Expansions of existing facilities and construction of new facilities will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Shifting business and operating models due to the COVID-19 pandemic to working from home may possibly reduce use of some of physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Currency fluctuations and declining interest rates may affect the results of our operations.

Our functional currency is the Indian rupee and we incur a significant portion of our expenses in U.S. dollar and Indian rupees.

However, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We also purchase from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in U.S. dollar and Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. For example, during fiscal 2021, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected the Company’s incremental operating margins by approximately 0.47%.

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

A majority of our investments are in India-based assets and are exposed to fluctuations in the interest rate environment in the country, which depends to a great extent on RBI monetary policy. Changes in monetary policy in the form of interest rate cuts could result in lower interest income and affect our profitability.

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

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any restrictions on travel and immigration including arising from governmental response to the prolonged COVID-19 pandemic, may further affect our ability to compete for and provide services to clients in these jurisdictions. A continued economic downturn and loss of jobs in different countries due to the COVID-19 pandemic, may result in reverse labor migration, thereby reducing the availability of talent in required geographies.

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

Our inability to integrate employees that we hire or acquire in different countries into our existing corporate culture may adversely impact the results of our operations. During fiscal 2021, there has been an increase in the number of employees we acquired.

In addition, if we are unable to increase employee compensation adequately or if we reduce compensation or variable pay for our employees, it may result in increased attrition and increased hiring cost to replace such employees.

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

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to the COVID-19 pandemic, may have a material adverse effect on our business, results of operations and financial condition.

V.	Risks related to our contractual obligations

Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price (including maintenance), fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2021 and 2020 revenues from fixed-price (including maintenance), fixed-timeframe projects accounted for approximately 50% of our total revenues, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we are entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price (including maintenance), fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price (including maintenance), fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, the extent of automation and productivity gains we may be able to achieve, the complexity of executing large and multi-party programs, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price (including maintenance), fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price (including maintenance), fixed-timeframe basis, can be terminated with or without cause, between zero and 90-days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client including limited access to the credit markets, insolvency or bankruptcy, including due to the prolonged impact of the COVID-19 pandemic;
•	a change in strategic priorities, resulting in a reduced level of technology spending;
•	a demand for price reductions; or an unwillingness to accept higher pricing due to various factors such as higher wage costs, higher cost of doing business;
•	a change in outsourcing strategy by moving more work to the clients’ in-house technology departments or to our competitors;
•	the replacement by our clients of existing software with packaged software supported by licensors;
•	mergers and acquisitions;
•	consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
•	sudden ramp-downs in projects due to an uncertain economic environment or a pandemic like the COVID-19.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations. While there have been no material project terminations due to the COVID-19 pandemic, a prolonged uncertainty could heighten the risk that certain of our customers may invoke termination clauses to reduce their expenditure which could in turn affect our growth and profitability.

Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

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

Changed operating or working models to work from home and/or inadequate onboarding of new employees due to remote working may impact our revenue productivity and quality of service. This may result in lower customer satisfaction and reduced revenue.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a client in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of  service providers for comparable services and in comparable geography. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract or provide the clients with a right to terminate our services without paying any termination fee. This may have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

Our work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are bidding for work with governments and governmental agencies, both within and outside the United States and India. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

☐

Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding, or disputes with other government departments or agencies;

☐

Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, higher liability exposure to us for direct or indirect damages, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Additionally, there are risks of delayed payments or change in the terms of such contracts due to political and economic factors and lack of timely closure of requirements;

☐

Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation. For example, reports appeared in Indian media regarding our association with the Goods & Services Tax (GST) project that negatively impacted our reputation;

☐	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

☐	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.

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

As a global service provider with clients in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health and the GDPR, which superseded the EU Directive on Data Protection in May 2018. These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or Infosys data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. Many of our contracts involve projects that are critical to the operation of our clients’ businesses and provide benefits which may be difficult to quantify.

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

The changed operating model to working from home due to the COVID-19 pandemic has increased the risk of confidential data breach as our employees are accessing this data from home. While we have taken measures to implement suitable automated controls and educate our employees on the importance of security and the need to adhere to the highest levels of security standards, we may not be able to prevent all data breaches, there by resulting in loss of reputation or adverse financial impact due to resultant penalties or fines.

Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents.

The global threat landscape has been ever evolving and organizations globally have been at risk especially during the recent times. At Infosys, our cybersecurity framework together with our multi-layered controls implementation helps us to detect and prevent possible threats from time to time. In this regard, controls are sustained and driven across people, process and technology as required on an ongoing basis. As an organization, we continue to invest significantly on cybersecurity in our continuous pursuit to enhance our cybersecurity capabilities and improving our security posture.

In our efforts to reduce the attack surface, we ensure critical internal as well as client operations are undertaken from isolated environments. This reduces the probability of the spread of threats between Infosys and its client landscapes, or vice versa, should there be a breach in either of the environments. Our multi-layered security process and technology controls help in this regard.

In spite of all these measures, we and our third-party service providers may still be a target of cybersecurity attacks, especially due to almost our entire workforce remotely operating due to the COVID-19 pandemic. Our systems and measures may not be able to successfully detect and prevent cybersecurity breaches and other information security incidents. Cyber threats are evolving quickly, and we may be unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis.

We and our third-party service providers may suffer cybersecurity breaches and other information security incidents due to a multitude of factors, including the following:

☐	insider threats;
☐

hackers and other state or non-state actors with an intent to cause harm to us or our clients (including, for example, our governmental clients and our clients in sensitive industry segments such as financial services or healthcare);

☐	human error and inadvertent actions by our employees and contractors;
☐	malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments; and
☐	increased threat surface due to remote working employees to the COVID-19 pandemic.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services, store and process increasingly large amounts of our client’s data and host or manage parts of our client’s businesses, especially in industries involving sensitive data such as the financial services and healthcare industries. In addition, with increased dependence on few cloud vendors and any consequential large-scale failure in their security, coupled with difficulty in porting data from one vendor to other, may jeopardize ours and our clients business continuity. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and potentially significant damages, fines, penalties, and other liability.

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

Our reputation may be impacted and we may incur financial liabilities if privacy breaches and incidents under GDPR adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

The GDPR imposes additional obligations and increases risk exposure upon our business and increases substantially the penalties to which we could be subject to, in the event of any non-compliance, such penalties can be as high as 4% of worldwide annual revenue or €20 million, whichever is greater. Additionally, because the GDPR’s enforcement history is limited, we are unable to predict how certain obligations under the GDPR may be applied to us. Despite our efforts to comply with the GDPR, a regulator may determine that what we have done is not sufficient and subject us to fines and public censure, which could harm our company.

We may see a potential increase in the number of data privacy incidents arising from our operations with the scale of our business, and most employees working from home due to the current pandemic. Further, more of our work may come under the ambit of privacy regulations as more countries have adopted new regulations or strengthened their existing privacy laws similar to the GDPR such as LGPD (Brazilian Data Privacy Act), CCPA (The California Consumer Privacy Act of 2018), POPIA (Protection of Personal Information Act of South Africa) etc. in last few months.

At Infosys, we constituted the data privacy function over a decade ago and it functions as an independent business enabling function. This is a multi-layered program working with a cross section of stakeholders reporting to Senior Management. We are constantly assessing our liabilities as processors and controllers and implementing controls where required to mitigate the risks. We have formulated and implemented policies and procedures for identifying and reporting privacy breaches, to affected data subjects and/or regulators (as required) within the stipulated time. In addition to extensively implementing and monitoring various controls, we are covered by insurance to some extent in the case of any eventuality. We run extensive awareness programs across the organizations for all employees and subcontractors evangelizing the importance of adhering to data privacy laws and information security requirements.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for business interruption related to the COVID-19 pandemic. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results. In addition, the COVID-19 pandemic increases the risk of claims arising out of various situations like errors & omissions, data breach etc., which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

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

In addition, if such disasters occur in any of the locations in which our significant customers are located, we face the risk that our clients may incur losses or sustain business interruption, which may materially impair our ability to provide services to our clients and may limit their ability to continue their purchase of products or services from us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, a prolonged disruption of our operations due to the COVID-19 pandemic may impact our business continuity and employee productivity.

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

Currently, we have presence in 234 locations across more than 50 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could have a material adverse effect on revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism, military coup or threat of warfare in other parts of the world could cause geo-political instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including China and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, Pakistan has sometimes experienced significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Heightened geo-political conflicts arising out of the COVID-19 pandemic, may affect our ability to operate in these geographies. In addition, any prolonged conflict may delay the economic recovery from the pandemic, compounding any adverse impact to our business.

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

Physical climate change risks: Extreme weather events due to climate change can lead to epidemics as well as business disruptions. We recognize that there are direct climate change impacts arising from (1) physical damage to our building infrastructure and other physical assets, (2) disruptions of the city's functional continuity such as the transport network and utilities in the cities that we operate that can severely hamper business continuity, and (3) a decrease in morale of employees due to extreme weather events.

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

Climate related Market Risks: In response to increasing awareness on climate change and other related socio-environmental issues, clients increasingly request for our emission performance or Carbon Disclosure Project (CDP) score during the RFP or bidding stage. This could translate into a filtering criterion or a strongly weighted parameter in the clients’ decision-making process. If Infosys performance is not managed in these areas, it may adversely impact our ability to compete and win contracts. We respond to multiple sustainability supplier assessments from our clients including the CDP supply chain response every year.

Climate Related Regulatory risks: Limiting the global temperature increase to well below 2°C, in order to avoid devastating impacts of climate change, both on life and assets, is something the scientific community and global leaders have agreed upon while signing the Paris Agreement. Parties to the Paris Agreement have already provided their Intended Nationally Determined Contribution (INDC), which outline the actions countries intend to take to cut greenhouse gas emissions. This in-turn could translate to emission reduction goals being passed on to businesses, including Infosys, in the form of new regulations enforcing a carbon tax or other emission reduction targets. Such new regulations can lead to increased cost of compliance including reporting and disclosure requirements.

Risks resulting from potential violations or non-conformance with climate laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain geographies. It can also adversely impact our reputation and brand.

Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our 2030 ESG vision.

We have been one of the pioneers in adopting the UN sustainable development goals (SDGs) and in publishing our aspirational ESG (Environmental, Social, Governance) vision for 2030. Our 2030 ESG vision includes several goals. Our performance vis-à-vis these goals are monitored internally as well as by external agencies. If we are unable to meet our goals and/or if we are not awarded good ESG scores by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted.

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

VII.	Risks related to legislation and regulatory compliance

Due to the COVID-19 pandemic and the corresponding substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia, governments have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

Our reliance on work visas for a portion of technology professional employees makes us vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Complying with changing immigration regulations could increase our employee costs, visa application and extension costs, and costs related to more complex compliance and audit. In addition, they could adversely affect the ability of our existing or new/ future visa-dependent employees from being deputed or otherwise assigned to a new location to work on client projects - thus impacting our current and future revenue.

Before the COVID-19 pandemic, there had been an increase in the number of visa and visa renewal application rejections, predominantly in the U.S. As a result, we encountered delays and/ additional costs in managing such projects which stemmed from the uncertainty of whether key personnel could join in-country as needed in terms of timing, productivity and competency. We have seen similar actions in Australia with respect to revisions in their temporary visa program and in the U.K. with the government’s current policy focus on “net migration”.

Due to a vigorous focus on domestic (local) employment across many markets during the COVID-19 pandemic, these restrictions are expected to increase substantially, resulting in increased expenses. The governments of many countries are expected to heighten adjudication standards for visa applications, labor market tests, and/or requirements for change work locations as the economic impact of the crisis progresses. For example, in the United States, the previous administration adopted regulations to revise the H-1B (highly skilled) visa program in a manner which increased wage costs and limited some functions for this visa category.  While these regulations have either been blocked by the Courts or have had their implementation delayed by the current administration, we anticipate similar actions to be taken in furtherance of this trend, which may restrict access to temporary visas, such as, among others, H-1B, L-1 and optional practical training work permits for students, employed by the company. These anticipated restrictions would incur additional cost in maintaining and renewing existing visas, thus resulting in additional expenses for our client delivery.

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

Many countries throughout the EU continue to implement new regulations to move into compliance with the EU Directive of 2014 to harmonize immigration rules for intracompany transferees in most EU Member States and facilitate the transfer of managers, specialists and graduate trainees both into and within the region. The changes have significant impacts on mobility programs and have led to new notification and documentation-retention requirements for companies sending service providers to EU countries.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Companies Act, 2013, the Securities and Exchange Board of India (SEBI), (Listing Obligations and Disclosure Requirements), Regulations, 2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations as amended from time to time are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as the UK Modern Slavery Act, 2015, UK Corporate Criminal Offence Act and should there be any failure by our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2021. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The intellectual property laws of India do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the US. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

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

The software industry is making increased use of open source software in its development work. We also incorporate open source technology in our services and in our proprietary products and platforms which may expose us to liability and have a material impact on our product development and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms and security vulnerabilities in open source software may adversely expose our product and result in financial claims against the company. While we take appropriate measures to comply with open source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position, results of business operations, financial condition and relationships with clients.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones (SEZ). Under the SEZ Act, 2005, SEZ units which began providing services on or after April 1, 2005 are eligible for an income tax deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years’ subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $346 million, $383 million and $386 million for fiscal 2021, 2020 and 2019, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available.

If the government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and / or operating facilities in SEZs, our results of operations and financial condition may be adversely affected. In the event, Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase of effective tax rate.

In India, changes in taxation law are announced on an annual basis when the Union Budget is presented. The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from fiscal 2016, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers. For instance, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. However, the Taxation and other Laws (Relaxation and Amendment of Certain Provisions) Act, 2020 has extended the date for commencement of operation for the SEZ units for claiming deduction under deduction 10AA of the Income Tax Act, 1961 to March 31, 2021 for the units which received necessary approval by March 31, 2020. Further the Finance Act, 2016 amended Section 80-IAB of the Income Act, 1961 whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commence on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability.

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

The General Anti Avoidance Rules (“GAAR”) provisions to deal with the Organization for Economic Co-operation and Development’s (“OECD”)’s Base Erosion and Profit Shifting project of which India is an active participant was applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

☐	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
☐	It results in misuse or abuse of provisions of tax laws.
☐	It lacks commercial substance or is deemed to lack commercial substance.
☐	It is carried out in a manner, which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with MLI exists. Further, based on a recent Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes.

The Indian Finance Act 2021, effective April 1, 2020, has excluded goodwill from the definition of block of assets. As a result, the income tax depreciation shall not be allowed as a deduction while computing the total income. Further, depreciation if any claimed till March 31, 2020 shall be reduced from the purchase price to arrive at the cost of acquisition in case of transfer of asset in future.

Goods and Services Tax (“GST”), India’s biggest tax reform, was enacted on July 1, 2017. GST replaces various indirect taxes levied by the State and Center with a unified tax. The major taxes subsumed into GST are Central Excise, Service tax, Central Sales Tax, Value added tax, Entry tax, Octroi, additional duty of customs, Entertainment

Tax and Luxury Tax. Introduction of GST has increased the indirect tax compliance of the group as the concept of centralized registration and payment of taxes no longer exists under GST regime.

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

The Company operates in various countries and change in tax rates or taw laws of any country could have impact on taxes. There may be changes in tax rates in some countries as a result of OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (‘BEPS’) which has an objective of having a global minimum tax rate. Further, USA has proposed some significant changes in tax policies as part of “The Made in America Tax plan”. The tax proposals include an increase in corporate tax rates from 21% to 28%. There are also proposals related to global minimum tax, reducing profit shifting, minimum book profit tax etc. The impact on our tax cost will depend upon the proposals that will be incorporated into the final bill. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.

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

Any political instability could delay any further reforms and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares under the open market route through the Indian stock exchanges, the ADS holders need to take certain actions in order to convert the ADS into equity shares and sell the equity shares through the Indian stock exchanges.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us.

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

The SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) is applicable to publicly listed Indian companies. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company, such as those represented by our ADSs.

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

Additionally, holders of 5% or more of the shares or voting rights of a company who acquire or dispose of shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such transaction their revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if the transaction is a sale which results in the holder’s ownership falling below 5%.

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5 year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders.

If the effective rate of tax at source on dividend increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

Indian listed company which has made public announcement in respect of buyback of shares after July 5, 2019 are liable for additional buy-back tax on buyback of shares of listed companies under section 115QA of the Income Tax Act. Therefore, all domestic companies are subject to tax on buy back of shares. Correspondingly income tax exemption to shareholder under section 10(34A) of the Income Tax Act is provided.

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

Our primary geographic markets are North America, Europe, rest of the World, and India which generated 61.3%, 24.2%, 11.6% and 2.9% of our revenues in fiscal 2021 respectively. We serve clients in the following industries: financial services and insurance; retail; consumer packaged goods and logistics; communication; telecom OEM and media, energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $10,208 million in fiscal 2017 to $13,561 million in fiscal 2021, representing a compound annualized growth rate of 7.4%. Our net profit grew from $2,140 million to $2,623 million during the same period, representing a compound annualized growth rate of 5.2%.

Between March 31, 2017 and March 31, 2021, our total employees grew from 200,364 to 259,619, representing a compound annualized growth rate of 6.7%.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders, and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a worldwide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We were inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Refer to Note 2.20 “Related party transactions” in Item 18 of this Annual Report on Form 20F for the list of our subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bengaluru-560 100, Karnataka, India. The telephone number of our registered office is +91-80-2852-0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and the information contained in our website does not constitute a part of this Annual Report on Form 20F.

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2021, 2020 and 2019, we spent $285 million, $465 million and $349 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2021, we had contractual commitments of $100 million for capital expenditure. These commitments included $57 million in domestic purchases and $43 million in overseas commitments.

Acquisitions

During fiscal 2021 the Company, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in:

1.	GuideVision, s.r.o a ServiceNow Elite Partner in Europe on October 1, 2020
2.	Kaleidoscope Animations, Inc. a U.S. based product design and development services focused primarily on medical devices on October 9, 2020 and

3.

Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the United States, and a leader in digital customer experience, commerce and analytics on October 27, 2020.

The aggregate purchase consideration for the three acquisitions of $189 million includes cash of $176 million and contingent consideration with an estimated fair value of $13 million as on the date of acquisition. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was $16 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. Companies are rapidly adopting digital technologies to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services. While these trends have been unfolding for a few years now, they have been accelerated because of the COVID-19 pandemic and resulting shifts.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to re-imagining human-machine interfaces, extracting value out of digitized data: building next generation software applications & platforms harnessing the efficiency of distributed cloud computing, and modernizing legacy technology landscapes and strengthening information security and data privacy controls.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings such as data analytics companies, software-as-a-service businesses, cloud platform providers, digital design boutiques, and specialty business process management firms.

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

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions - especially in the areas of digitization of processes, migration to cloud based technologies, workplace transformation, business model transformation, enhanced cyber security controls and optimizing cost structures in IT. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

Over the last three years, we have executed on this strategy and generated significant outcomes as described further below:

1.

Scale Agile Digital: Our revenue from digital technology related services and solutions have more than doubled in the last three years, and currently comprises 48.5% of our total revenue. We are rated as a “leader” in 48 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

2.

Energize the Core: Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. We made significant investments in our “Live Enterprise” platform, including our Bot Factory of preconfigured automation bots and LEAP, our platform for optimizing large scale application maintenance and reengineering. In fiscal 2021, we won a total contract value of over $14 billion dollars in large deals - more than four times of what we won in fiscal 2018 – demonstrating our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes has helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of remote working.

3.

Reskill our People: Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next generation technologies and methodologies. We invested in, and scaled, our digital reskilling program globally. Our in-house developed, anytime anywhere learning platform, Lex, offers over 1,800 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 240,0000 of our employees use Lex and are spending approximately 45 minutes per day on average for learning activities.

4.

Expand Localization: With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the United States, UK, Europe, Japan, China and Australia. We established innovation hubs, near-shore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2021, we recruited over 7,280 employees locally in our markets, of which 1,941 were fresh graduates. This workforce brings us greater diversity of skills and experience. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

OUR STRUCTURE

Our go-to-market business units are organized as:

•	Financial Services and Insurance
•	Retail, Consumer Packaged Goods and Logistics
•	Communications, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-tech
•	Life Sciences and Healthcare
•	Others, which includes India, Japan, China, Infosys Public Services and other Public Service enterprises

Our solutions have been primarily classified as digital and core.

Digital:

•	Experience
•	Insight
•	Innovate
•	Accelerate
•	Assure

Core:

•	Application management services
•	Proprietary application development services
•	Independent validation solutions
•	Product engineering and management
•	Infrastructure management services
•	Traditional enterprise application implementation
•	Support and integration services

Our Products & Platforms include:

•	Finacle®
•	Edge Suite
•	Infosys Nia®
•	Infosys McCamish
•	Panaya®
•	Skava®
•	Stater Mortgage Servicing Platform
•	Wingspan®
•	Infosys Meridian
•	CyberNext
•	LEAP

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

We offer consulting services in the areas of Business Transformation, Strategy and Architecture, Supply Chain, Enterprise Processes, Enterprise Applications, Digital Transformation, Insights & Analytics, and Change Management & Learning.

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

Change Management and Learning: We help clients define and implement change agendas to streamline business objectives and enable new operational structures. We leverage latest technologies and social trends to help them enhance and retain knowledge, reduce learning costs, and comply with regulatory requirements.

Infosys Knowledge Institute

The Infosys Knowledge Institute (“IKI”) harnesses the collective intellectual capital of our employees, clients, partners, and academics to develop and share a deeper understanding of the business impact of technology. Combining surveys, quantitative analysis, and expert interviews, IKI creates perspectives, benchmarks, and diagnostic tools on trends across industries and functions. Current research focuses on four themes: talent, sustainability, evolutionary.

operating models and the future of money. Recent major works have included Digital Radar, TechCompass trends series, AI and Agile indexes, and The Live Enterprise book. IKI also publishes regularly in leading business and technology media and conducts roundtables and seminars. For more information, go to https://infosys.com/iki.

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

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings to help transform our clients’ businesses and Enterprise Resource Planning (ERP) landscape. Our focus is on Oracle implementations, business transformation services, global rollouts, and application development, support and maintenance offerings. We have deep expertise across Oracle products and platforms, including next-generation offerings in Fusion Apps, Exadata capabilities, and Oracle Cloud offerings in Oracle Cloud Infrastructure, Human Capital Management and Customer Relationship Management (“CRM”). We have developed industry-specific Oracle solutions that our clients have implemented. We have also made significant investments in delivering core Oracle technologies, including the establishment of exclusive joint innovation centers and Centers of Excellence that are used in our client engagements.

Enterprise Application Integration (“EAIS”)

The EAIS practice helps customers renew their core business and innovate into new business through accelerated digitization in our focus areas - experience, digitization, connected devices, and new business models. At the core of EAIS is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering are around helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology, Service Oriented Architecture (“SoA”), Digital Process Automation (“DPA”), Business Process Management (“BPM”), and Application Program Interface (“API”) along with Supply Chain Management (“SCM”) solutions like Maximo. The focus areas are:

•

The SCM & Enterprise Asset Management (“EAM”) Practice, which has in-depth expertise in creating point solutions on Order Management Systems (“OMS”), Warehouse Management Systems (WMS), Planning, Procurement and EAM solutions for retail, manufacturing, energy, communications and financial services industries. EAIS also has multiple product offerings including Ariba, Blue Yonder, Sterling OMS, Manhattan WMS, and IBM Maximo.

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

Microsoft Business Applications Services Practice

Our focus is to help our clients transform to agile, live and digital enterprises with renewed Business Applications across Enterprise Functions of Supply Chain, Finance, Distribution, Sales, Marketing, Service, Operations, Omni Channel, Smart Retail, and Customer Insights. Complemented by MS Power Platform which enables to automate Digital Transformation on Edges & Last Mile Experience.

•

The Microsoft Dynamics Practice, which caters to the business needs of both large enterprises and mid-sized organizations by providing end-to-end services on Microsoft Dynamics™ AX, Microsoft Dynamics™ NAV and Microsoft Dynamics™ CRM. These solutions lower the total cost of ownership and ensure higher and quicker return on investment, thus enabling customers to use Microsoft Dynamics™ to maximize their business value and improve their competitiveness.

Enterprise Cloud Application Solutions (“ECAS”)

The ECAS Practice has been a Salesforce partner for more than a decade and provides end-to-end consulting, implementation, integration, and support services on customer experience platforms that include Sales Cloud, Service Cloud, Marketing Cloud, App Cloud, Community Cloud, Heroku, Internet of Things (IoT), Wave Analytics, and many AppExchange technologies. As Platinum partners of Salesforce, we have liaised with Salesforce and invested heavily in creating Centers of Excellence. We have formed valuable collaborations with other Salesforce ISV partners and have capabilities in Apttus, CloudSense, CloudCraze, ServiceMax, and Financialforce. We have vertical competencies on Health Cloud and Financial Services Cloud and have developed native Salesforce solutions for life sciences, consumer packaged goods (“CPG”), retail, manufacturing, and high-tech micro-verticals.

Fluido, a 100% subsidiary of Infosys, is a leading Salesforce advisor and consulting partner in Nordics and a recognized leader in cloud consulting, implementation and training services which enables us to execute on our strategy to help clients navigate the next in their digital transformation journey. This acquisition strengthens our position as a leading Salesforce enterprise cloud services provider and enhances our ability to provide clients an unparalleled cloud-first transformation.

In March 2020, we completed the acquisition of Simplus, one of the fastest growing Salesforce Platinum Partners in the United States and Australia. Simplus is a recognized leader and advisor in cloud consulting, implementation, data integration, change management and training services for Salesforce CPQ and Billing applications with a broad clientele, across a variety of industries including high-tech, financial services, retail, healthcare, life sciences and manufacturing.

Through this acquisition, coupled with the acquisition of Fluido, Infosys further elevated its position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

Digital Design and Experience Capabilities

Digital technology continues to impact our world through its transformative capability and pervasive impact. Digital is at the top of the agenda for most of our clients, resulting in strong demand for our services. Infosys Digital Design and experience drives end-to-end digital transformation solutions for our clients to meet the rapidly ever-evolving demands of their consumers. Our key offerings include:

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

E2E Digital Operations: We address the consumer demands of the digital age by providing a turnkey service, which enables our clients to bring their digital ad operations (AdOps, Search Engine Optimization (“SEO”), Search Engine Marketing (“SEM”), omni-channel commerce, Social Media) into the enterprise to maximize speed-to-market and personalization.

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

We continue to invest in research initiatives, experience design labs, the latest testing and automation tools, Digital Academy, User Experience Labs, and in our mobile centers of excellence along with enhancing the Skava® mobility platform. Our digital alliances, acquisitions and partnerships with leading strategic and innovative players are essential to our clients with end-to-end capabilities across the consulting, creative, technology and operations functions.

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

Blue Acorn: During the year, we completed the acquisition of Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics. This acquisition further strengthens Infosys’ end-to-end customer experience offerings and demonstrates its continued commitment to help clients navigate their digital transformation journey. Blue Acorn iCi brings to Infosys, significant cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services.

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

With the rapid embrace of digitization by our clients, Infosys has taken the lead to move away from the traditional waterfall development approach to an Agile and Scrum based approach supported by a robust DevOps framework. Infosys’ global Agile and Virtual Scrum (distributed Agile project execution platform) solutions embody the best practices developed from more than 1,000 projects. These best practices enable clients to leverage the benefits of globally distributed teams while retaining all the advantages of co-located Agile teams. Additionally, the service virtualization and continuous delivery frameworks, as part of the Infosys DevOps Ecosystem, ensure that, not just the development but also the delivery of IT solutions, embrace agility, which is the ultimate goal of our clients.

Our accelerated development ecosystem improves business agility and cycle time by leveraging standardized technical and business assets. Our Rapid Prototyping tool helps us engage with clients more effectively when gathering software requirements, and our Tabletop solution provides best-in-class collaboration to enable distributed story creation, design and development. Our Value Realization Method (VRM™) helps clients maximize business value early on in the lifecycle of a project, by driving measurable results along with Business Value Articulation, through process improvements, to ensure we track value effectively.

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

We work with customers across the lifecycle of their data, right from defining their DNA strategy, to defining and implementing their enterprise information architecture, data acquisition and transformation from disparate data sources, and organizing data to arrive at meaningful conclusions and derive actionable information and insights that are delivered through multiple channels, including self-service options. We also prescribe solutions to their business problems, and create models to predict future outcomes of their business processes through the use of statistical analysis, data mining, mathematical modeling, predictive analysis and data visualization tools, which finally leads to the application of robotics, machine learning and business process automation that relies on continuously accumulated knowledge and data to improve the efficiency of their business process.

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

We recently completed the acquisition of Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, bolstering capabilities in the design of smart products. This acquisition demonstrates Infosys’ commitment to innovate for its clients and make meaningful impact on human lives through a combination of cutting-edge technologies. This collaboration further aims to revolutionize patient care, treatment, diagnostics and consumer health, across the world. With Kaleidoscope Innovation, Infosys will further strengthen its digital offerings and also its workforce, with a diverse talent pool having extensive knowledge of design and engineering.

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

We completed the acquisition of GuideVision, one of the largest ServiceNow Elite Partners in Europe and an award winning enterprise service management consultancy specialised in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. Through this acquisition, Infosys further enhances its digital capabilities, strengthens Infosys Cobalt portfolio of cloud services and reaffirms commitment to the growing ServiceNow ecosystem. GuideVision brings to Infosys, end-to-end offerings, including SnowMirror - a proprietary smart data replication tool for ServiceNow.

Infosys Cobalt – bringing together integrated solutions and capabilities

Infosys Cobalt is a set of services, solutions, and platforms that acts as a force multiplier for cloud-powered enterprise transformation. Infosys Cobalt helps businesses redesign the enterprise, from the core, and also build new cloud-first capabilities to create seamless experiences in public, private and hybrid cloud, across PaaS, SaaS, and IaaS landscapes. With Infosys Cobalt’s community leverage, enterprises can rapidly launch solutions and create business models to meet changing market needs while complying with the most stringent global, regional and industry regulatory and security standards.

Expand innovation with the cloud community and its 14,000 cloud assets - Enterprises can leverage the full potential of the cloud ecosystem and Infosys Cobalt’s thriving community of business and technology innovators to drive increased business value. Working grassroots up and extending seamlessly to partner with clients, the cloud community provides access to a catalog of over 14,000 assets to help businesses leverage the potential of the cloud ecosystem. An example is the Infosys payer B2B platform creating a disruptive marketplace for employers and providers to come together to manage the health of employees. The Infosys Cobalt cloud community, over time, will expand to include start-ups, partners, academia, gig workers and citizen cloud developers.

Speed-to-market with over 200 industry cloud solution blueprints and Infosys Cobalt Labs - With Infosys Cobalt, enterprises can have ready access to a growing portfolio of over 200 cloud-first solution blueprints. Infosys Enterprise Service Management Café, for example, is an AI-powered solution built over the ServiceNow cloud platform, that delivers ready-to-launch applications. With Infosys Cobalt Labs, at Infosys global digital centers, businesses can also co-create new solutions and accelerate speed to market. More broadly, Infosys Cobalt Labs works with the Infosys partner ecosystem to pre-configure partnerships to prototype industry solutions as well.

Secure the globally dispersed enterprise – With Infosys Cobalt, regulatory and security compliance, along with technical and financial governance comes baked into every solution delivered. Enterprises count on Infosys Cobalt to securely access cloud capabilities and innovations from various partners with the assurance of the Infosys single-point accountability for secure outcomes.

Applied AI and Automation Capabilities

Infosys Applied AI helps enterprises adopt a comprehensive approach and roadmap to scaling enterprise-grade AI for their businesses. Infosys Applied AI converges the power of AI, analytics and cloud to deliver new business solutions and perceptive experiences. The integrated offering will also future-proof and efficiently scale AI investments enterprise-wide while managing the risks. With Infosys Applied AI, businesses can readily access, deploy and contextualize services from the Applied AI cloud.

This offering will serve businesses, across industries, in building resilience into their operating model and uncovering smart innovations that deliver renewed and intuitive customer experiences for the next normal.

Discover ready-to-deploy solutions across the value chain - Working with Infosys Applied AI, companies can discover ways for AI to make an impact across the enterprise. A growing portfolio of ready-to-use Infosys AI solutions can be quickly adapted to their specific business needs. For example, an American bank used one of these solutions to create an NLP-based expense claims management mobile app. Infosys Applied AI also helps enterprises uncover actionable insights from their data estates, open-source data, and curated data exchanges on the cloud to build new AI models and use cases. With Infosys Applied AI, businesses can create custom solutions in the AI living labs, orchestrating offerings from startups and the Infosys partner ecosystem comprising over 30 leading providers of intelligent automation, AI solutions, data solutions, and enterprise security.

Future-proof and efficiently scale AI enterprise-wide - With Infosys Applied AI, enterprises can build their AI cloud, access open source AI software as a service on their hybrid cloud infrastructure, and harness edge AI capabilities. This can work in tandem with any hyperscale cloud provider's services providing more choices and future-proofing investments. For example, a leading communication services provider created a machine learning workbench for data engineers to collaborate, deliver, and industrialize a catalog of real-time enterprise-wide business solutions. Enterprises can also take advantage of a range of cognitive automation services and platforms to meet their needs.

Derisk AI in the enterprise to manage reputational risks - Businesses can rely on Infosys' membership in consortiums working for AI standards development. With Infosys applied AI, analytics model interpretability, bias detection, and continuous performance monitoring are built into various stages of the product lifecycle, from development to deployment and use. For example, using Infosys applied AI, a machinery manufacturer analyzed warranty claims patterns to eliminate bias, from the data set and process, before reengineering and automating the claims approval process.

Infosys Center for Emerging Technology Solutions (iCETS)

The Infosys Center for Emerging Technology Solutions (iCETS) is the emerging technology solution incubation partner for Infosys’ clients and units. iCETS provides next-generation platforms and innovation-as-a-service to futureproof enterprise businesses. The focus is on incubating New Emerging eXploratory Technology (NEXT) solutions for our clients orchestrated by Infosys Living Labs.

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings  – such as the Live Enterprise Application Management Platform (LEAP), which has a platform-centric approach for AMS services that makes application management agile, intelligent, integrated and business-aligned. As a leader in data privacy, Infosys Enterprise Data Privacy Suite (iEDPS), assists organizations in tackling the complexity and data privacy responsibilities of organizations to achieve both compliance and business productivity objectives. In order to address the increased cyber threats for our client’s business Infosys has built CyberNext, a holistic security-as-a-service platform. Through Infosys Cortex, an AI-driven, cloud-first customer engagement platform, we transform digital customer service through purposeful communication and smart decision-making capabilities. Most of our platforms are designed to be platform-a-a-service offerings with IP / patent-led differentiation. These platforms have been able to bring in differentiated services while accelerating innovations for our clients.

Infosys Living Labs brings our entire innovation ecosystem to help clients meet their innovation-at-scale needs – on multiple dimensions. Here we proactively monitor and publish Trend Trees of Horizon 3 technologies and business trends. Assist our clients to foresee disruptions with Listening-Post-as-a-Service (LPaaS). Jointly working with our clients, we enable rapid prototyping, incubating and piloting innovative solutions. We also instill a culture of innovation with our Be The Navigator (BTN) program across large teams, provide shared innovation infrastructure for collaborative innovation, and ensure a seamless transition from a PoC to large-scale implementations with our global innovation hubs. Our evolving partner ecosystem, including startups, universities and hyperscalers, plays a critical role in the increased velocity of ideas and solutions for our clients.

Infosys Innovation Network (IIN) is a well-orchestrated partnership between select startups, universities, and Infosys to incubate and bring the best of emerging tech innovations from across the globe to our clients. The IIN program aims to create lighthouse wins for clients to experiment and implement the art-of-the-possible leveraging our global innovation ecosystem. Infosys de-risks client adoption of technology innovations and solutions by carefully curating these startups, finding the right fit and implementing early pilots. Infosys has also established partnerships with key client Corporate Venture Capital (CVC) firms to bring their portfolio startups on to Infosys’ network. Over the past 12 months, we’ve engaged with numerous startups and universities across geographies like the US, Finland, Israel, and India, working in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more. ICETS has supported over 100 innovation programs for clients like, American telecom companies, large banking institutions, European national postal service, and more, by bringing together Infosys platforms, innovations, and networks. We act as the contextualizer, crucible and orchestrator to our clients driving next-generation innovations.

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

On May 23, 2019, Infosys took a majority shareholding in Stater N.V., that offers pure-play, end-to-end mortgage administration services in the Netherlands, Belgium and Germany. Stater is a market leader in the Benelux region, operating across the mortgage and consumer lending value chain with deep capabilities in digital origination, servicing and collection. Stater also brings deep European mortgage expertise and a robust digital platform to drive superior customer experience. Infosys is driving the digital transformation roadmap of Stater with accelerators such as dynamic workflow, API layers, Robotic Process Automation (“RPA”) and analytics.

On April 1, 2019, Infosys completed the formation of a joint venture with Hitachi, Ltd., Panasonic Corporation and Pasona Inc., strategically enhancing its presence in Japan. The joint venture, formed by complementary, iconic companies coming together, helps to accelerate business process transformation leveraging digital procurement platforms for the local and global needs of Japanese corporations. Infosys brings its global expertise in procurement processes, consulting, analytics and digital technologies such as AI and RPA to the venture. Combined with Hitachi and Panasonic’s knowledge of their procurement functions and local teams, and Pasona’s human capital and BPM networks in Japan, the entity provides differentiated, end-to-end, efficient and high value procurement capabilities to corporations.

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

The Infosys Nia® platform also powers specific business applications to solve business problems using the power of AI in different domains like Procurement, Demand fulfilment and Finance applications.

McCamish

Infosys McCamish offers products and services in Individual Life Insurance and Annuities, Employer sponsored Benefits and Retirements and Producer Management. In addition to providing the VPAS® Platform in License, and SaaS engagements, Infosys McCamish also provides end to end BPM Policy administration services on the VPAS® Platform which provides BPM and SaaS-BPM hybrid engagement options. The VPAS® platform is a comprehensive software suite that provides rich functional depth for servicing all types of insurance and annuity products across the industry value chain on a single platform. The fully digital platform includes both Customer (policy holder) and Agent portals and API integration with smart devices and IoT components such as smart video and chat bots. The digital platform minimizes human touch points and provides robotic process automations with Straight Through Processing built directly into the platform. Depending on the type of engagement, Infosys McCamish can leverage one or more of its engineering accelerators such as the time-tested McCAP (Conversion Accelerator Platform).

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

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2021	2020	2019
North America	61.3%	61.5%	60.5%
Europe	24.2%	24.1%	24.1%
Rest of the World	11.6%	11.8%	12.9%
India	2.9%	2.6%	2.5%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2021	2020	2019
Financial services	32.4%	31.5%	32.0%
Retail	14.7%	15.5%	16.4%
Communications	12.6%	13.2%	12.6%
Energy, Utilities, Resources and Services	12.5%	12.9%	12.5%
Manufacturing	9.4%	10.1%	9.9%
Hi-Tech	8.5%	7.7%	7.5%
Life Sciences	6.8%	6.4%	6.3%
All Other segments	3.1%	2.7%	2.8%
Total	100.0%	100.0%	100.0%

For fiscal 2021, 2020 and 2019 our largest client contributed 3.2%, 3.1% and 3.6%, respectively, of our total revenues.

The volume of work we perform for specific clients varies from year to year based on the nature of the assignments we have with our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. Our revenues experience seasonality across certain quarters based on the billable effort that varies across quarters due to differences in the number of working days, number of holidays and variation in the amount of client spending across quarters.

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, across more than 50 countries around the world, focusing on delivering digital solutions for specific industries and geographies. Our depth of geographic reach and industry knowledge allow us to leverage global expertise tailored locally to serve every client's needs. Our strategy focuses on articulating and demonstrating how we help enterprises navigate their next and become a Live Enterprise.

We aspire to position Infosys as the next-generation digital services company that helps enterprises steer through to the next milestone of their digital journey. Our brand is built around the premise that our four decades of experience in managing the systems and workings of global enterprises uniquely positions us to be navigators for our clients. We do it by enabling enterprises with an AI-powered Core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. In this way, we help businesses continuously evolve into responsive Live Enterprises.

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

As of March 31, 2021, we employed 259,619 employees, of which 245,037 are professionals involved in service delivery to clients, including trainees. During fiscal 2021, we added 17,248 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

We have built our global talent pool by recruiting students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses including the United States, the United Kingdom, Australia, Singapore, Japan, Germany, Canada, Mexico and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2021, due to lockdown in most countries we hire in, we had to innovate and pivot our recruitment process to conduct interviews virtually. We developed Infosys InTap platform and used it to complete the recruitment process. Likewise, the employee joining process also had to be pivoted to allow remote joining and induction. Our Launchpad tool provides a guided flow for our new hires throughout the onboarding process, making the entire process paperless and faster resulting in faster deployment on projects.

During fiscal 2021, we received 1,427,618 employment applications, interviewed 135,216 applicants and extended offer of employment to 48,029 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2021, we have 669 pending or registered patents in India, EU, US and other key jurisdictions. We also have 429 trademarks registered or pending across classes identified for various goods and services across 51 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more (approximately $68 million), turnover of rupees one thousand crore or more (approximately $137 million) or a net profit of rupees five crore or more (approximately $1 million) during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the Company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $54 million was contributed towards corporate social responsibility activities during fiscal 2021.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

C. ORGANIZATIONAL STRUCTURE

Refer to Note 2.20, Related Party transactions under Item 18 of this Annual Report on Form 20-F for details about our subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.7 million square feet of land and 6.7 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 861,000 square feet in Electronics City which accommodate approximately 9,200 employees.

Our capital expenditure on property, plant and equipment for fiscal 2021, 2020 and 2019 was $285 million, $465 million, and $349 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2021, we had contractual commitments for capital expenditure of $100 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 234 locations across more than 50 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,587,416	37,623	Owned	4,692,657	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,091,856	Owned
Bengaluru Attibele, Karnataka	—	—	—	2,333,518	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,317	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	615,485	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,187	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	157,984	857	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,217	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	11,238	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,547,917	25,414	Owned	19,618,277	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,740,424	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	—	—	—	6,970	Leased
Mysore (Hebbal Electronic City), Karnataka	11,824,218	15,898	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	112,376	824	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,430	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,026,409	9,066	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,178,009	Leased
Jaipur (M-City), Rajasthan	778,245	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	26,900	288	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	3,71,880	1,386	Owned	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	3,63,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	8,205	—	Owned	9,866,161	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Indianapolis USA Northwest Quarter Sec 23&24th Morion County	—	—	—	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

(1)	The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. and land over 440,000 sq. ft. including buildings on these lands.

Additionally, we have opened hubs in Indiana, Connecticut, North Carolina, Rhode Island, Texas and Arizona in the United States where we have commissioned approximately 450,000 sq. ft. area with approximately 3,300 seating capacity.

Item 4 A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The consolidated financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with IFRS as issued by IASB. The discussion, analysis and information presented in this section should be read in conjunction with our consolidated financial statements included herein and the notes thereto.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2020 and 2019, see the section “Results for Fiscal 2020 compared to Fiscal 2019” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2020, filed with the SEC on May 29, 2020, and incorporated herein by reference.

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in more than 50 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors and contributing to the communities that we operate in.

ESG Vision and Ambitions

Almost four decades after our inception, when we first made the commitment to be a values-driven company, we continue to place responsible stewardship at the heart of its business strategy.

In October 2020, we launched our ESG Vision 2030 to shape and share solutions that serve the development of businesses and communities.

Our 2030 vision reflects how ESG will continue to be integral to Infosys’ sustainable business performance. Infosys will continue to be carbon neutral across Scope 1, 2 and 3 emissions every year.

We will expand reskilling initiatives to cover 10 million plus people with digital skills and empower 80 million plus lives with technology for good programs in e-governance, healthcare, and education. We commit to nurture greater inclusivity and strengthen our gender diverse workforce with at least 45 percent women employees.

Infosys will grow its stakeholder focus and bring their interests, whether customer, employee, supplier or shareholder, to the fore through an empowered, diverse and inclusive Board. We will further strengthen data privacy and information security standards across global operations.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan, and execute on their journey to a digital future.

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

COVID-19

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact all of our stakeholders including our employees, clients, investors and communities. We operate in many countries that are reporting second and third wave of infections. The actions taken by various governments to contain the COVID-19 pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the healthcare sector. Consequently, market demand and supply chains have been affected.

In responding to this crisis, our primary objective has been to ensure the safety of our employees worldwide, to deliver our client commitments, and put in place mechanisms to protect the financial well-being of the Company and protect its long-term prospects.

During the year, we launched several health and wellness programs for our employees covering various aspects of physical and emotional well-being, counselling support and awareness. In particular, together with health professionals and hospitals across our various locations, we offered COVID-19 related care for our employees and their families. Working closely with government authorities, we launched COVID-19 vaccination centers in our campuses and at select hospitals in India for eligible employees. For those employees working from our physical offices, we have established a safe work environment and protocols for testing and quarantine. We are closely monitoring regulations and accordingly issuing travel advisories to our employees. We made arrangements to ensure the safety and well-being of our employees who have travelled for business to locations outside their home country and are currently restricted from travelling back.

At this time, a majority of our employees across the world continue to work remotely. As of March 31, 2021, we had enabled 99.3% of our employees with a secure remote working environment and 96.5% of our employees were working remotely. Employees engaged in critical client projects, business continuity operations and projects that manage sensitive client data continued to work from our offices. We enabled extensive use of collaboration platforms and continue to monitor the productivity of employees as they work remotely. We successfully conducted several client, partner and employee related events online during the year.

We continued to optimize our cost structure and execute operational rigor. We improved liquidity and cash management with a rigorous focus on working capital cycles, capital expenditures and cost optimization.

A detailed description of specific risks arising from the COVID-19 pandemic is available under the section “Risk Factors” of this report.

Key matters pertaining to subsidiaries

Acquisitions

During fiscal, 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in:

1.	GuideVision, s.r.o a ServiceNow Elite Partner based in Europe on October 1, 2020.
2.	Kaleidoscope Animations, Inc. a U.S. based product design and development services focused primarily on medical devices on October 9, 2020 and
3.

Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the United States, and a leader in digital customer experience, commerce, and analytics on October 27, 2020.

The aggregate purchase consideration of the three acquisitions of $189 million includes cash of $176 million and contingent consideration with an estimated fair value of $13 million as on the date of acquisition. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was $16 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years

Corporate actions

Capital allocation policy

Fiscal 2021

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback payouts include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) (approximately $1,227 million*) at a price not exceeding ₹1,750 per share (Maximum Buyback Price) (approximately $23.3* per share), subject to shareholders' approval in the ensuing Annual General Meeting.

During the year, the Company had paid an Interim Dividend of ₹12 per share (approximately $0.16 per share) and has announced a final dividend of ₹15 per share (approximately $0.20 per share), subject to shareholders’ approval in the ensuing Annual General Meeting.

After returning the above amounts, the Company would have returned approximately 83% of the free cash flow for fiscal 2020 and fiscal 2021 through dividends and buybacks, in line with the capital allocation policy announced in July 2019.

*USD-INR rate of 75.00

Fiscal 2020

Buyback completed in August 2019

Based on the postal ballot which concluded on March 12, 2019, the shareholders approved the proposal of the above buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs) ($1,183 million). The Company funded the buyback from its free reserves.

2. Dividend

The following table sets forth the dividend per share declared for fiscal 2021, 2020 and 2019:

	Fiscal 2021		Fiscal 2020		Fiscal 2019
	in ₹	in $ (5)	in ₹	in $ (5)	in ₹	in $(5)
- Interim dividend	12.00	0.16	8.00	0.11	7.00	0.10
- Final dividend	15.00 (1)	0.20	9.50	0.13	10.50	0.15
- Special dividend	—	—	—	—	4.00	0.06
	27.00	0.36	17.50	0.24	21.50	0.31

Payout ratio (interim and final dividend)		52.2%(2)(3)		53.5%(2)		68.1%(4)

(1)	Recommended by the Board at its meeting held on April 14, 2021, subject to the approval by the shareholders at the Annual General Meeting of the Company scheduled to be held on June 19, 2021.
(2)

Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.

(3)	Based on outstanding number of shares on March 31, 2021.
(4)	Our past capital allocation policy in fiscal 2019 was to pay up to 70% of free cash flow*. Dividend payouts include Dividend Distribution Tax.
(5)	Converted at the monthly exchange rate in the month of declaration of dividend.

*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS

3. Stock incentive plans

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

Controlled trust holds 15,514,732 and 18,239,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

Infosys Expanded Stock Ownership Program 2019

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan). The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) and operating performance metrics of the company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

The following is the summary of grants made under the 2015 Plan and 2019 Plan during fiscal 2021, 2020 and 2019:

Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
2015 Plan
RSU - Equity settled	2,660,611	3,854,176	4,340,700
RSU - Incentive units (cash settled)	115,250	656,140	74,090

2019 Plan
Equity settled Performance based RSU	1,596,408	2,091,293	—

Total grants	4,372,269	6,601,609	4,414,790

Refer to Item 6 of this Annual Report on Form 20-F for details on grants to individual KMPs.

During the years ended March 31, 2021, March 31, 2020 and March 31, 2019, the Company recorded an employee stock compensation expense of $45 million, $34 million, and $29 million, respectively in the statement of comprehensive income.

For additional information of the Company’s stock incentive compensation plans, Refer to Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2017 to fiscal 2021:

	(Dollars in millions except per share and employee data)
	Fiscal 2021	Fiscal 2017	Compounded annual growth rate
Revenues	13,561	10,208	7.4%
Net profit	2,623	2,140	5.2%
Net profit attributable to Owners of the company	2,613	2,140	5.1%
Earnings per equity share (Basic)	0.62	0.47*	7.2%
Earnings per equity share (Diluted)	0.61	0.47*	6.7%
Number of employees at the end of the fiscal year	259,619	200,364	6.7%

* Adjusted for bonus issue

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume of business as well as an expansion in the solutions that we provide to our clients. We added 475 new customers (gross) during fiscal 2021 as compared to 376 new customers (gross) during fiscal 2020 and 345 new customers (gross) during fiscal 2019. We define revenues from repeat business as revenues from a client that also contributed to our revenues during the prior fiscal year. For fiscal 2021, 2020 and 2019, 96.2%, 97.5% and 97.3%, respectively, of our revenues came from repeat business.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Revenues	100.0	100.0	100.0
Cost of sales	65.1	66.9	65.2
Gross margin	34.9	33.1	34.8
Operating expenses:
Selling and marketing expenses	4.6	5.2	5.4
Administrative expenses	5.8	6.6	6.6
Total operating expenses	10.4	11.8	12.0
Operating margin	24.5	21.3	22.8
Other income, net	2.2	3.1	3.5
Finance cost	(0.2)	(0.2)	—
Reduction in the fair value of Disposal Group held for sale	—	—	(0.3)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	—	—	(0.5)
Profit before income taxes	26.5	24.2	25.5
Income tax expense	7.2	5.9	6.9
Net margin	19.3	18.3	18.6
Non-controlling interests	—	(0.1)	—
Net margin attributable to owners of the company	19.3	18.2	18.6

Results for Fiscal 2021 compared to Fiscal 2020

Revenues

Our revenues are generated principally from services provided either on a time-and-materials, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Since we collect revenues as milestones in the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements, or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2021 from fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Revenues	13,561	12,780	781	6.1%

The increase in revenues was primarily attributable to an increase in digital revenues, deal wins including large deals and volume increases across most of the segments.

The Group has evaluated the impact of the COVID-19 pandemic on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements; and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of the COVID-19 pandemic is not material based on these estimates.

Due to the nature of the COVID-19 pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

The Company defines digital revenues as a set of use cases that drives business outcomes for clients across five areas which are Experience, Insight, Innovate, Accelerate and Assure.

Refer to section “Our Strategy” under Item 4 of this Annual Report on Form 20-F for further details.

The table below sets forth the percentage of our revenues by digital and core services for fiscal 2021 and fiscal 2020:

	Percentage of revenues
	Fiscal 2021	Fiscal 2020
Digital revenue	48.5%	39.2%
Core revenue	51.5%	60.8%

The following table sets forth our revenues by business segments for fiscal 2021 and fiscal 2020:

Business Segments	Percentage of Revenues
	Fiscal 2021	Fiscal 2020
Financial Services	32.4%	31.5%
Retail	14.7%	15.5%
Communication	12.6%	13.2%
Energy, Utilities, Resources and Services	12.5%	12.9%
Manufacturing	9.4%	10.1%
Hi-Tech	8.5%	7.7%
Life Sciences	6.8%	6.4%
All other Segments	3.1%	2.7%

There were significant currency movements during fiscal 2021 as compared to fiscal 2020. The U.S. dollar depreciated by 3.1% against the United Kingdom Pound Sterling, 5.4% against the Euro and by 5.9% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2021 is $13,561 million, a growth of 6.1%. As against this, our revenues in constant currency terms for fiscal 2021 grew by 5.0% in comparison to fiscal 2020.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2021 and fiscal 2020 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

	Business segment profit %
Business Segments	Fiscal 2021	Fiscal 2020
Financial Services	27.5%	25.5%
Retail	34.7%	30.0%
Communication	22.2%	20.2%
Energy, Utilities, Resources and Services	28.4%	27.4%
Manufacturing	27.2%	22.5%
Hi-Tech	28.7%	22.9%
Life Sciences	31.4%	24.6%
All other Segments	10.0%	2.6%

Overall segment profitability has increased primarily on account of a benefit of rupee depreciation against the US dollar, lower travel and visa costs and cost optimization partially offset by an increase in employee compensation.

Retail profitability was higher mainly on account of lower onsite mix.

Communication profitability increase was lower on account of higher onsite mix and lower realization partially offset by lower cost of third-party items bought for service delivery to clients.

Life Sciences and manufacturing profitability increase was higher mainly on account of higher realization and lower usage of technical subcontractors.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2021 and fiscal 2020:

	Percentage of revenues
	Fiscal 2021	Fiscal 2020
Onsite revenue	52.1%	54.8%
Offshore revenue	47.9%	45.2%

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

The reduction in onsite revenue mix is mainly on account of reduced onsite effort mix which is significantly on account of travel restrictions in the year to onsite locations due to pandemic and client focus on cost take-outs.

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2021 and fiscal 2020:

	Fiscal 2021	Fiscal 2020
Onsite effort	25.8%	28.1%
Offshore effort	74.2%	71.9%

Revenues from software services including BPM services represented 92.9% and 93.9% of total revenues for fiscal 2021 and fiscal 2020, respectively. We also generate revenue from products and platforms, which represented 7.1% and 6.1% of our total revenues for fiscal 2021 and fiscal 2020, respectively.

The percentage of revenue from fixed price contracts for each of fiscal 2021 and fiscal 2020 was approximately 50%.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2021	Fiscal 2020
Including trainees	80.8%	80.3%
Excluding trainees	84.7%	84.0%

The following table sets forth our revenues by geography for fiscal 2021 and fiscal 2020:

Geography	Percentage of revenues
	Fiscal 2021	Fiscal 2020
North America	61.3%	61.5%
Europe	24.2%	24.1%
Rest of the World	11.6%	11.8%
India	2.9%	2.6%

Revenue per employee has increased from $54,142 in fiscal 2020 to $55,229 in fiscal 2021.

Cost of sales

The following table sets forth our cost of sales for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Cost of sales	8,828	8,552	276	3.2%
As a percentage of revenue	65.1%	66.9%

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Employee benefit costs	6,671	6,406	265
Depreciation and amortization	441	407	34
Travelling costs	65	288	(223)
Cost of technical sub-contractors	957	945	12
Cost of Software packages for own use	160	142	18
Third party items bought for service delivery to clients	406	234	172
Short-term leases	4	9	(5)
Consultancy and professional charges	8	7	1
Communication costs	45	42	3
Provision for post-sales client support	5	—	5
Repairs and maintenance	65	71	(6)
Other expenses	1	1	—
Total cost of sales	8,828	8,552	276

The decrease in cost of sales as a percentage of revenue, in fiscal 2021 compared to fiscal 2020 was primarily due to a decrease in the cost of efforts as a percentage of revenue (comprising of employee cost and cost of technical sub-contractors) and a decrease in travelling costs partially offset by an increase in third party items bought for service delivery to customer.

The cost of efforts as a percentage of revenue has decreased mainly on account of improvement in offshore mix partially offset by compensation increase effective Q4 fiscal 2021 and higher variable payouts during fiscal 2021. The decrease in travel costs is on account of reduced travel and visa costs on account of pandemic.

Gross profit

The following table sets forth our gross profit for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Gross profit	4,733	4,228	505
As a percentage of revenue	34.9%	33.1%

The gross margins for fiscal 2021 increased by a benefit in rupee depreciation against the US dollar, a reduction in travelling costs and a decrease in the cost of efforts, partially offset by an increase in third part items bought for service delivery to customers.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Selling and marketing expenses	624	664	(40)	(6.0)%
As a percentage of revenue	4.6%	5.2%

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Employee benefit costs	548	510	38
Travelling costs	3	53	(50)
Branding and marketing	48	74	(26)
Short-term leases	1	1	—
Consultancy and professional charges	13	17	(4)
Communication costs	2	2	—
Other expenses	9	7	2
Total selling and marketing expenses	624	664	(40)

The selling and marketing expenses for fiscal 2021 have reduced as a percentage of revenue by 0.6% compared to fiscal 2020, primarily due to a decrease in travelling costs and branding and marketing expenses.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Administrative expenses	784	840	(56)	(6.7)%
As a percentage of revenue	5.8%	6.6%

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Employee benefit costs	274	252	22
Consultancy and professional charges	150	163	(13)
Repairs and maintenance	125	151	(26)
Power and fuel	19	32	(13)
Communication costs	39	30	9
Travelling costs	7	41	(34)
Rates and taxes	35	27	8
Short-term leases	6	3	3
Insurance charges	18	12	6
Impairment loss recognized/(reversed) on financial assets	25	24	1
Commission to non-whole-time directors	1	1	—
Contribution towards Corporate Social Responsibility (CSR)	59	54	5
Other expenses	26	50	(24)
Total administrative expenses	784	840	(56)

The administrative expenses have reduced as a percentage of revenue by 0.8% during fiscal 2021 from fiscal 2020, mainly on account of a decrease in travelling costs, consultancy and professional charges, repair and maintenance and power and fuel.

In accordance with the requirements of the Indian Companies Act, 2013, $59 million and $54 million, were contributed towards Corporate Social Responsibility during fiscal 2021 and fiscal 2020, respectively.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets of $39 million created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

Operating profit

The following table sets forth our operating profit for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Operating profit	3,325	2,724	601
As a percentage of revenue	24.5%	21.3%

The increase in operating profit as a percentage of revenue for fiscal 2021 from fiscal 2020 was primarily attributable to an increase of 1.8% in gross profit as a percentage of revenue and decrease in selling and marketing and administrative expense of 0.6% and 0.8%, respectively as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Other income, net	297	395	(98)	(24.8)%
Finance cost	26	24	2	9.6%

Other income for fiscal 2021 primarily includes income from investments of $217 million, gain on investments of $21 million, foreign exchange loss of $47 million on translation of other assets and liabilities and foreign exchange gain of $75 million on forward and option contracts.

Other income for fiscal 2020 primarily includes income from investments of $227 million, gain on investments of $32 million, foreign exchange gain of $139 million on translation of other assets and liabilities and foreign exchange loss of $66 million on forward and option contracts.

Interest income in fiscal 2021 has declined as compared to fiscal 2020 primarily due to a decrease in yield on investments.

Interest income on income tax refund for fiscal 2021 is $1 million compared to $37 million for fiscal 2020.

Finance cost is on account of adoption of IFRS 16 – Leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, Infosys BPM (formerly Infosys BPO), controlled trusts, EdgeVerve and Skava Systems Pvt. Ltd. is the Indian rupee. The functional currencies for all the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

We generate substantially all our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currencies in which our revenues for fiscal 2021 and fiscal 2020 were denominated:

Currency	Percentage of Revenues
	Fiscal 2021	Fiscal 2020
U.S. dollar	66.5%	67.5%
Euro	13.4%	12.4%
Australian dollar	6.9%	6.8%
United Kingdom Pound Sterling	4.6%	4.9%
Others	8.6%	8.4%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2021 and fiscal 2020:

	Fiscal 2021 (₹)	Fiscal 2020 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	74.16	71.01	(4.4)%
Euro	86.65	78.76	(10.0)%
Australian dollar	53.54	48.13	(11.2)%
United Kingdom Pound Sterling	97.21	90.02	(8.0)%

	Fiscal 2021 (₹)	Fiscal 2020 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	75.67	69.16
Euro	82.77	77.67
Australian dollar	46.08	49.02
United Kingdom Pound Sterling	93.50	90.53
Exchange rate at the end of the period: (b)
U.S. dollar	73.11	75.67
Euro	85.75	82.77
Australian dollar	55.70	46.08
United Kingdom Pound Sterling	100.75	93.50
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	3.4%	(9.4)%
Euro	(3.6)%	(6.6)%
Australian dollar	(20.9)%	6.0%
United Kingdom Pound Sterling	(7.8)%	(3.3)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2021 and fiscal 2020:

	Fiscal 2021 ($)	Fiscal 2020 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.17	1.11	(5.4)%
Australian dollar	0.72	0.68	(5.9)%
United Kingdom Pound Sterling	1.31	1.27	(3.1)%

	Fiscal 2021 ($)	Fiscal 2020 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.09	1.12
Australian dollars	0.61	0.71
United Kingdom Pound Sterling	1.24	1.31
Exchange rate at the end of the period: (b)
Euro	1.17	1.09
Australian dollar	0.76	0.61
United Kingdom Pound Sterling	1.38	1.24
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	(7.3)%	2.7%
Australian dollar	(24.6)%	14.1%
United Kingdom Pound Sterling	(11.3)%	5.3%

Depreciation/appreciation in the exchange rate between the Indian rupee or other currencies and the U.S. dollar affects our margins positively/negatively. The exchange rate between the Indian rupee, other currencies and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors – Risks Related to Our Cost Structure - Currency fluctuations and declining interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a foreign exchange gain of $75 million for fiscal 2021 compared to a loss of $66 million for fiscal 2020, on account of foreign exchange forward and option contracts and foreign exchange loss of $47 million and foreign exchange gain of $139 million on translation of other assets and liabilities for fiscal 2021 and fiscal 2020, respectively.

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

The applicable Indian Corporate statutory tax rate for each of fiscal 2021 and fiscal 2020 was 34.94%.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of IT services from the units registered under the Software Technology Parks Scheme (STP) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all our STP units are now taxable. SEZ units that began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $346 million and $383 million for fiscal 2021 and 2020, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2021 and fiscal 2020 was $0.08 and $0.09, respectively. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change	Percentage Change
Income tax expense	973	757	216	28.5%
Effective tax rate	27.1%	24.5%

Our effective tax rate has increased to 27.1% in fiscal 2021 from 24.5% in fiscal 2020. Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt nonoperating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods and other tax deductions. The increase in effective tax rate from fiscal 2020 to fiscal 2021 was mainly due to a decrease in tax benefits from SEZ units, partially offset by a reduction in overseas taxes as a percentage of profit before income tax.

Income tax expense for fiscal 2021 and fiscal 2020 includes reversal (net of provisions) of $47 million and $52 million, respectively. For fiscal 2021, the tax reversals comprise of reversal of provisions of $67 million made in earlier periods which is offset by an additional tax provision of $20 million pertaining to prior periods. For fiscal 2020, the tax reversals comprise of reversal of provisions of $64 million made in earlier periods which is offset by an additional tax provision of $12 million pertaining to prior periods.

These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return, across various jurisdictions and changes to tax regulations. The additional provision pertaining to prior periods is primarily due to filing of tax returns in various jurisdiction.

As at March 31, 2021, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $473 million (₹3,462 crore).

As at March 31, 2020, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $443 million (₹3,353 crore).

The amount paid to statutory authorities against the tax claims amounted to $834 million (₹6,095 crore) and $707 million (₹5,352 crore) as at March 31, 2021 and March 31, 2020, respectively.

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

These matters are pending before various Appellate Authorities.

The management including the Company’s tax advisors expect that the Company’s position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group’s financial position and results of operations.

Net profit

The following table sets forth our net profit for fiscal 2021 and fiscal 2020:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Change
Net profit	2,623	2,338	285
As a percentage of revenues	19.3%	18.3%

The increase in net profit as a percentage of revenues for fiscal 2021 as compared to fiscal 2020 was primarily attributable to an increase in operating profit by 3.2% partially offset by a decrease in other income and finance cost by 0.9% as a percentage of revenue and an increase of 1.3% in tax expense as a percentage of revenue.

Sensitivity analysis for significant defined benefit plans for Fiscal 2021 over Fiscal 2020

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2021 and March 31, 2020 majorly of our Indian Gratuity Plans:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Benefit obligation at the end	222	185
Fair Value of plan assets at the end	220	201
Funded Status	(2)	16

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2021 and March 31, 2020 pertaining to our Provident fund Plan:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Benefit obligation at the end	1,133	973
Fair Value of plan assets at the end	1,113	940
Funded Status	(20)	(33)

See Note 2.13.1, Gratuity and pensions, and 2.13.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions, and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States. Our growth in subsequent years has been financed largely by cash generated from operations.

As of March 31, 2021, 2020 and 2019, we had $5,043 million, $4,455 million and $4,951 million respectively in working capital. The working capital as of March 31, 2021 includes $3,380 million in cash and cash equivalents and $320 million in current investments. The working capital as of March 31, 2020 includes $2,465 million in cash and cash equivalents and $615 million in current investments. The working capital as of March 31, 2019 includes $2,829 million in cash and cash equivalents and $958 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $69 million, $52 million and $52 million as of March 31, 2021, 2020 and 2019, respectively. These restrictions are primarily on account of bank balances held as margin money deposit against bank guarantees and cash balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of our investments, along with our cash and cash equivalents, are fully liquid at any point in time. In addition, our Investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

Our liquidity position could be adversely affected if our ability to bill and/ or collect from our customers on time is impacted due to COVID-19 disruptions, either due to disruptions on Indian operations or at the customers’ end.

The company has deferred payment of certain taxes including payroll taxes in various jurisdictions as permitted by the laws of those jurisdictions on account of the COVID-19 pandemic.

The following table sets forth our cash flows for fiscal 2021, 2020 and 2019:

	(Dollars in millions)
	Fiscal 2021	Fiscal 2020	Fiscal 2019
Net cash provided by operating activities	3,258	2,611	2,262
Net cash (used) generated in investing activities	(1,129)	(242)	(225)
Net cash (used) in financing activities	(1,317)	(2,513)	(2,073)

Net cash provided by operating activities:

Our cash flows are robust and our operating cash flows have increased to $3,258 million in fiscal 2021 from $2,611 million in fiscal 2020.

In fiscal 2021, cash inflows from operating activities increased mainly on account of an increase in net profit adjusted for non-cash items, and better working capital management partially offset by higher income tax payments.

Trade receivables as a percentage of last 12 months’ revenues were 19.5%, 19.1% and 18.2% as of March 31, 2021, 2020 and 2019, respectively. Days sales outstanding based on last 12 months’ revenues were 71 days, 69 days and 66 days as of March 31, 2021, 2020 and 2019, respectively.

In fiscal 2021, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $77 million, relating to fiscal 2016. Further, in fiscal 2021, refunds received from tax authorities was $166 million relating to fiscal 2014 to 2020.

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

These demands were majorly towards denial of certain tax deductions such as disallowance of expenditure towards software being held as capital in nature and disallowance of certain capital gain exemption. We have filed an appeal with the Appellate Authorities (see Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2021, we expect to contribute $31 million to gratuity trusts during fiscal 2022 (See Note 2.13.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2021, 2020 and 2019 was $165 million, $252 million, and $77 million, respectively. During fiscal 2021 we paid $165 million, net of cash acquired, towards the acquisitions of Kaleidoscope, GuideVision and Blue Acorn iCi. During fiscal 2020 we paid $252 million, net of cash acquired, towards the acquisitions of Stater N.V and Outbox Systems Inc dba Simplus. During fiscal 2019 we paid $30 million as an advance payment to selling shareholders towards the acquisition of HIPUS.

During fiscal 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in:

1.	GuideVision, s.r.o a ServiceNow Elite Partner based in Europe on October 1, 2020.
2.	Kaleidoscope Animations, Inc. a U.S. based product design and development services focused primarily on medical devices on October 9, 2020 and
3.

Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the United States, and a leader in digital customer experience, commerce and analytics on October 27, 2020.

The aggregate purchase consideration of the three acquisitions of $189 million includes cash of $176 million and contingent consideration with an estimated fair value of $13 million as on the date of acquisition. The undiscounted value of contingent consideration as of March 31, 2021 was $16 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree amounting to $17 million over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years.

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of ownership and voting interests in Hitachi Procurement Service Co. Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million).The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020 is 81%.

On May 23, 2019, Infosys Consulting Pte Limited acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020 is 75%.

The non-controlling shareholders of HIPUS and Stater have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS and Stater, respectively. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity and amount outstanding as on March 31, 2021 was $ 95 million.

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

Net cash used in investing activities, relating to acquisition of additional property, plant, and equipment for fiscal 2021, 2020 and 2019 was $285 million, $465 million and $349 million, respectively, for our software development centers.

During fiscal 2021, 2020 and 2019, we invested $6,308 million $5,416 million and $11,741 million, respectively, in marketable securities. Further, we redeemed marketable securities of $5,597 million, $5,817 million and $11,922 million of during fiscal 2021, 2020 and 2019, respectively. We redeem investments to fund our business operations, dividend payouts and in line with the execution of our capital allocation policy. Marketable securities include liquid mutual funds, fixed maturity plans securities, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $3 million, $10 million and $6 million during fiscal 2021, 2020 and 2019, respectively. Further, sale of such investments during fiscal 2021, 2020 and 2019 was $10 million, $4 million and $18 million, respectively. During fiscal 2021, 2020 and 2019, we invested $28 million, $15 million and $3 million, respectively, in deposits placed with corporation. We invest in the start-up ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in start-up companies and/or venture capital funds. As of March 31, 2021, a total of $72 million has been invested in such assets since inception, and we have an uncalled capital commitment of $6 million. Our investments are fair valued in line with our accounting policy. We have exited some of our investments either because the investee company was sold to new shareholders or because it ceased to have any further strategic value for us. The carrying value of investments as of March 31, 2021 was $36 million.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2021 includes $1,226 million towards dividend payments and $94 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2020 includes $1,070 million towards share buyback including transaction costs and $1,359 million towards dividend payments including corporate dividend tax and $80 million towards payment of lease liabilities.

Buyback proposed on April 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) (approximately $1,227 million*) at a price not exceeding ₹1,750 per share (Maximum Buyback Price) (approximately $23.3* per share), subject to shareholders' approval in the ensuing Annual General Meeting.

During the year, the Company had paid an Interim Dividend of ₹12 per share (approximately $0.16 per share) and has announced a final dividend of ₹15 per share (approximately $0.20 per share), subject to shareholders’ approval in the ensuing Annual General Meeting.

After returning the above amounts, the Company would have returned approximately 83% of the free cash flow for fiscal 2020 and fiscal 2021 through dividends and buybacks, in line with the capital allocation policy announced in July 2019.

*USD-INR rate of 75.00

Buyback completed in August 2019

Based on the postal ballot which concluded on March 12, 2019, the shareholders approved the proposal of the above buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs) ($1,183 million). The Company funded the buyback from its free reserves.

Dividends

The following table sets forth the dividend per share declared for fiscal 2021, 2020 and 2019:

	Fiscal 2021		Fiscal 2020		Fiscal 2019
	in ₹	in $ (5)	in ₹	in $ (5)	in ₹	in $(5)
- Interim dividend	12.00	0.16	8.00	0.11	7.00	0.10
- Final dividend	15.00 (1)	0.20	9.50	0.13	10.50	0.15
- Special dividend	—	—	—	—	4.00	0.06
	27.00	0.36	17.50	0.24	21.50	0.31

Payout ratio (interim and final dividend)		52.2%(2)(3)		53.5%(2)		68.1%(4)

(1)

Recommended by the Board at its meeting held on April 14, 2021, subject to the approval by the shareholders at the ensuing Annual General Meeting of the Company to be held on June 19, 2021 and if approved would result in a net cash outflow of approximately $849 million (excluding dividend paid on treasury shares).

(2)

Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.

(3)	Based on outstanding number of shares on March 31, 2021.
(4)	Our past capital allocation policy in fiscal 2019 was to pay up to 70% of free cash flow*. Dividend payouts include Dividend Distribution Tax.
(5)	Converted at the monthly exchange rate in the month of declaration of dividend.

*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

The following table shows the cash outflow in the form of dividend payments including dividend distribution tax:

	(Dollars in millions)
Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
Cash outflow *#
- Final dividend for fiscal 2020	539	—	—
- Interim dividend for fiscal 2021	687	—	—
- Final dividend for fiscal 2019	—	782	—
- Interim dividend for fiscal 2020	—	577	—
- Final dividend for fiscal 2018	—	—	779
- Special dividend declared in fiscal 2018	—	—	384
- Interim dividend for fiscal 2019	—	—	498
- Special dividend declared in fiscal 2019	—	—	295

*	Excludes dividend paid on treasury shares
#	The Company declares and pays dividends in Indian rupees. The conversion of dividend paid to U.S. dollars is based on the exchange rate on date of payment

Contractual commitments

As of March 31, 2021, we had contractual commitments for capital expenditure of $100 million, as compared to $180 million and $249 million as of March 31, 2020 and 2019, respectively. These commitments include $57 million in commitments for domestic purchases as of March 31, 2021, as compared to $104 million and $214 million as of March 31, 2020 and 2019, respectively, and $43 million in overseas commitments as of March 31, 2021, as compared to $76 million and $35 million as of March 31, 2020 and 2019, respectively. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2021 to be majorly completed in a year.

Further we have an uncalled capital commitment towards investments of $6 million as of March 31, 2021, as compared to $8 million and $12 million as of March 31, 2020 and 2019, each.

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

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency revenues, receivables, and payables.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2021 and March 31, 2020.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business and rental deposits with service providers. Consequently, the period of maturity could not be estimated. (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence, we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2021 and March 31, 2020.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2021 and March 31, 2020.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2021 and March 31, 2020.

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

Components of Market Risk

(1)

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2021, 2020 and 2019, U.S. dollar denominated revenues represented 66.5%, 67.5% and 67.3% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 13.4%, 12.4% and 11.9% of total revenues, revenues denominated in the Australian dollar represented 6.9%, 6.8% and 7.9% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 4.6%, 4.9% and 5.0% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

(2)	Fair value. Refer to Note 2.3 in Item 18 in this Annual Report for the disclosure on carrying value and fair value of financial assets and liabilities.

Recent Accounting Pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment	:	Proceeds before Intended Use
Amendments to IAS 37 Onerous Contracts	:	Cost of Fulfilling a Contract
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	:	Interest Rate Benchmark Reform—Phase 2
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors Amendments to IAS 1, Presentation of Financial Statements	: :	Definition of Accounting Estimates Disclosure of Accounting Policies

Amendments to IAS 16

On May 14, 2020, IASB issued an amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 37

On May 14, 2020, IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB finalized its response to the ongoing reform of Inter-Bank Offered Rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2021, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments, and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates and judgments could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates and judgments are made as and when we become aware of changes in circumstances surrounding the estimates and judgements. Changes in estimates and judgments are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic relating to COVID-19

We have considered the possible effects that may result from the COVID-19 pandemic on the carrying amounts of receivables, unbilled revenues, goodwill, and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, we, as at the date of approval of these financial statements have used internal and external sources of information including credit reports and related information, economic forecasts and expects the carrying amount of these assets will be recovered. The impact of the COVID-19 pandemic on our financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

A.	Revenue recognition

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

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

B.	Income taxes

Our two major tax jurisdictions are India and the U.S., though we file tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, we consider whether some portion or all the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Refer to Note 2.18 under Item 18 of this Annual Report on Form 20-F.

C.	Business combinations and Intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts at the time of acquisition. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Refer to Note 2.9 and 2.10 of Item 18 of this Annual Report on Form 20-F.

D.	Property, plant, and equipment

Property, plant, and equipment represent a significant proportion of our asset base. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the assets are determined by us at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.7 under Item 18 of this Annual Report on Form 20-F.

E.	Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (“CGU”) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins. Refer to Note 2.9 under Item 18 of this Annual Report on Form 20-F.

F.	Leases

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

G.	Allowance for credit losses on receivables and unbilled revenue

We determine the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. We considered current and anticipated future economic conditions relating to industries we deal with and the countries where we operate. In calculating expected credit loss, we have also considered credit reports and other related credit information for our customers to estimate the probability of default in future and have taken into account estimates of possible effect from the COVID-19 pandemic.

2.	Revenue Recognition

We derive revenues primarily from business IT services comprising of software development and related services, consulting and package implementation, licensing of software products and platforms across our core and digital offerings (together referred to as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price, or fixed-timeframe basis.

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

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and our costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

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

4.	Business Combinations, Goodwill, and Intangible Assets

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

OFF - BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

Set forth below are our outstanding contractual obligations as of March 31, 2021:

	(Dollars in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	1,092	559	276	167	90
Lease Liabilities (1)	837	119	226	186	306
Other Long-term liabilities (2)	207	10	190	7	—

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

Additionally, as of March 31, 2021, we have uncalled capital commitments of $6 million towards investments, which shall be paid as and when the capital call is made by the investee.

Unrecognized tax benefits amounting to $888 million relate to liability towards uncertain tax positions taken in larger tax jurisdictions. The period in which these uncertain tax positions will be settled is not practically determinable and accordingly has not been disclosed in the above table.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2021, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	65	Non-executive, Non-Independent Chairman
Salil Parekh	56	Chief Executive Officer and Managing Director
U. B. Pravin Rao	59	Chief Operating Officer and Whole-time Director
Kiran Mazumdar-Shaw	68	Lead Independent Director
D. Sundaram	68	Independent Director
Michael Gibbs	63	Independent Director
Uri Levine	56	Independent Director
Bobby Parikh	57	Independent Director
Chitra Nayak	58	Independent Director
Nilanjan Roy	54	Chief Financial Officer
Ravi Kumar S.	49	President and Deputy Chief Operating Officer
Mohit Joshi	46	President
Krishnamurthy Shankar	58	Group Head - Human Resources and Infosys Leadership Institute
Inderpreet Sawhney	56	Group General Counsel and Chief Compliance Officer

Notes:

1.

The Board inducted Bobby Parikh and Chitra Nayak as independent directors of the Company effective July 15, 2020 and March 25, 2021 respectively for a term of three years. The proposal is being placed before the shareholders at the Annual General Meeting scheduled to be held on June 19, 2021 for their approval.

2.	Uri Levine was appointed as an independent director of the Company effective April 20, 2020.
3.	Dr. Punita Kumar-Sinha retired as member of the Board effective January 13, 2021.
4.	D N. Prahlad resigned as member of the Board effective April 20, 2020.

The following are the details of membership and chairmanship in Board committees as of March 31, 2021:

Name	Board	AC	RMC	NRC	SRC	CSR
Nandan M. Nilekani	Chair
Salil Parekh	●
U.B. Pravin Rao	●				●	●
Kiran Mazumdar- Shaw	●		●	Chair		Chair
D. Sundaram	●	Chair	Chair	●	Chair
Michael Gibbs	●	●	●	●
Uri Levine	●		●
Bobby Parikh	●	●	●		●
Chitra Nayak	●		●		●	●
Total no. of members	9	3	6	3	4	3

Notes:

1.

The Board inducted Bobby Parikh and Chitra Nayak as independent directors of the Company effective July 15, 2020 and March 25, 2021 respectively. The proposal is being placed before the shareholders at the Annual General Meeting scheduled to be held on June 19, 2021 for their approval.

2.	Consequent to the change in the Board, the Committee composition has been revised effective March 25, 2021.
3.	Dr. Punita Kumar-Sinha retired as member of the Board effective January 13, 2021.
4.	D N. Prahlad resigned as member of the Board effective April 20, 2020.
5.	Uri Levine was appointed as an independent director of the Company effective April 20, 2020.

6.	The Board instituted the Environment, Social and Governance (ESG) Committee on April 14, 2021.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the board of directors of the top 1,000 listed companies effective April 1, 2020 shall have at least one independent woman director. As on March 31, 2021, the Board was comprised of nine members, consisting of one non-executive and non-independent chairman, two executive directors, and six independent directors. Independent directors constitute 66.67% of the Board’s strength - more than the requirements of the Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of NYSE the Listed Company Manual. Two out of the nine directors on our Board are women  and both are independent directors,  making up 22.22% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

Definition of Independent Directors

The definition of an “independent director” under the Companies Act, 2013 and the Listing Regulations includes a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. Further, the person should not have a material pecuniary relationship exceeding ten per cent of his total income or such amount as may be prescribed with the company or its holding, subsidiary or associate company, or their promoters, or directors during the two immediately preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

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

Following are the Board membership criteria at Infosys:

-	Fields: The Company inducts eminent individuals from diverse fields as directors on its Board.
-

Skills: The Nomination and Remuneration Committee refers to the key board qualifications and attributes in consultation with the entire Board to determine the skills and experience required for the Board as a whole and for individual members.

-	Qualification and Attributes: Members are expected to possess the required qualifications, integrity, expertise and experience for the position.
-	Company-specific requirements: Members should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company’s growth.
-

Age limit: The age limit for a Managing Director / Executive Director is 60 years, while the age limit for an independent / non-executive director is 70 years. A director’s term may be extended at the discretion of the nomination and remuneration committee beyond the age of 60 or 70 years with shareholders’ approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

-

Membership term: The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. At present, the Indian corporate law mandates the following:

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

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution.  Salil has helped create deep relationships with clients to support them in their digital transformation journeys and enabled the re-skilling of the employees to enable the digital and cloud capabilities.  Salil has thirty years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds and managing successful acquisitions. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for twenty-five years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America Executive Council. He was the architect of the North America growth and turnaround strategy and was instrumental in setting up their offshoring capabilities. Salil was also Partner at Ernst & Young and widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

U. B. Pravin Rao is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is a member of the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee of the Board. As the Chief Operating Officer, Mr. Rao has overall strategic and operational responsibility for the entire portfolio of the Company’s offerings. Mr. Rao oversees the key functions of global delivery and business enablement. He has over 34 years of industry experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Mr. Rao holds a degree in Electrical Engineering from Bangalore University, India. He is a member of the Executive Council of the National Association of Software and Service Companies (NASSCOM).

Kiran Mazumdar-Shaw is Executive Chairperson of Biocon Limited, a biotechnology company based in Bangalore, India. Currently, Kiran serves as Lead independent director on the Board of Infosys Limited and independent director of United Breweries Limited. She is Non-Executive & Non independent director in Narayana Hrudayalaya Limited and is Non-executive Chairperson at Syngene International Limited. At Infosys, she serves as Chairperson of Nomination and remuneration Committee and Corporate Social Responsibility Committee and member of Risk Management Committee. Kiran is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer, and a passionate philanthropist. Highly respected in the corporate world, she was named the EY Entrepreneur of the Year India 2019. Her pioneering efforts in biotechnology have drawn global recognition, including the Order of Australia, Australia’s highest civilian honour, as well as, the highest French distinction, Knight of the Legion of Honour. She has also been named among TIME magazine’s 100 most influential people in the world. She has received two of India's highest civilian honours, the Padma Shri and the Padma Bhushan. Kiran holds a bachelor’s degree in Zoology from Bangalore University, India, and is qualified as a Master Brewer from Ballarat University, Australia. She has also received many honorary doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

D. Sundaram is an Independent Director of Infosys from July 2017. He is the Chairperson of the Audit Committee, Stakeholders Relationship Committee, and of Risk Management Committee, and member of the Nomination and Remuneration Committee. Mr. Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Mr. Sundaram joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 99 to March 08 and as the Vice Chairman and CFO from April 08 to July 09. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). Mr. Sundaram was awarded as the “Best Independent Director Award” for the year 2019 by the Asian Center for Corporate Governance & Sustainability. Mr. Sundaram is currently the Vice Chairman of TVS Capital Funds in managing a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the boards of SBI General Insurance Company Limited, GlaxoSmithKline Pharmaceuticals Limited, Crompton Greaves Consumer Electricals Limited and ACC Limited.

Michael Gibbs is an Independent Director of Infosys. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in Cyber Security and the application of emerging digital technologies including plans for a migration of legacy data centres to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015 he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe. At Infosys he serves as member of Audit Committee, Risk Management Committee and Nomination and remuneration Committee.

Uri Levine is an Independent Director of Infosys. He is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world’s largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google in June 2013 for more than US$ 1.1 billion. Levine heads “The Founders Kitchen”, a company-builder fund, and serves as the co-founder and chairman of FeeX, FairFly, and Refundit. He also serves on the Board of Directors of Seetree, Kahun, GCNHub, Fibo, Zoomcar and Dynamo.

Levine’s vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services with a focus on solving “BIG problems” and saving consumers time and money while empowering them and changing the world for the better. Levine has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success. He is also a well-known speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled “How to Build a Startup”, aimed at undergraduate and graduate-level business students. Levine is a BA graduate from Tel Aviv University. Before attending university, he served in the Israeli army in its special intelligence unit 8200. He is a trustee at the Tel Aviv University and also mentors young entrepreneurs at the Zell Entrepreneurship program at IDC Herzliya. At Infosys, he serves as member of, Risk Management Committee and Environment Social Governance Committee (ESG Committee).

Bobby Parikh is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Parikh has had extensive experience in advising clients across a range of industries. India has witnessed significant deregulation and a progressive transformation of its policy framework. An area of focus for Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Parikh has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Parikh’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Parikh works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Parikh also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Parikh was most recently co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Parikh was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Parikh is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987. At Infosys he serves as member of Audit Committee, Risk Management Committee and Stakeholder Relationship Committee.

Chitra Nayak has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at Invitae, a medical genetics company; at Morneau Shepell, a tech enabled HR services company; at Forward Air, a freight and logistics company; and at Intercom, a messaging platform company. She also advises startups on go-to market strategies. Most recently, she was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology. At Infosys She serves as member of Risk Management Committee, Stakeholder Relationship Committee and Corporate Social Responsibility Committee.

Nilanjan Roy is the Chief Financial Officer of Infosys Limited effective March 1, 2019. Prior to this he served as the Global Chief Financial Officer of Bharti Airtel Ltd. and was responsible for the finance function across India and Africa. He has held various leadership positions for the last 13 years in Bharti Airtel, prior to which he worked with Unilever for 15 years in their global operations across India, Europe, and the United States. As an established finance leader, Nilanjan has extensive and rich global experience including shareholder value creation, corporate governance, business partnering, mergers and acquisitions, treasury and funding, investor relations, cost management, financial operations, taxation, financial accounting, and reporting. Nilanjan was recognized as the Best

CFO in IT large Cap, 2020 by Dalal Street Investment Journal. Nilanjan has a Bachelor of Commerce (Hons.) from Delhi University and is a Chartered Accountant.

Ravi Kumar S. is a President at Infosys. In this role, he leads the Infosys global services organization across all global industry segments, driving digital transformation services, application development and maintenance; independent validation services, engineering services, emerging technology solutions, business intelligence & analytics, cloud & infrastructure, and enterprise package applications service lines. In addition, Ravi is championing and leading the U.S & Europe talent model for Infosys to drive the creation of new Innovation and Technology Hubs by collaborating with clients, local state governments and academic ecosystems. Currently he serves as Chairman of Infosys BPM Limited, Outbox Systems Inc, Fluido Oy, HIPUS Co., Ltd, and WongDoody Holding Company Inc. In addition, he is also director on the boards of Infosys Canada Public Service Inc, Infosys Nova Holdings LLC, Infosys Public Services Inc, Brilliant Basics Limited, Brilliant Basics Holdings Limited, Infosys Consulting Holding AG, Kaleidoscope Animations, Inc, Beringer Commerce Inc, Beringer Capital Digital Group Inc and Guide Vision S.r.o  – subsidiaries of Infosys Limited. Ravi's responsibilities include managing the alliances organization and the partner ecosystems at Infosys. He is chairperson of the Infosys Foundation, USA focused on K12 Schools in the United States. Ravi started his career as a nuclear scientist at the Bhabha Atomic Research Center. Ravi has over 19 years of experience in the consulting space, incubating new practice lines, driving large transformational programs, and evangelizing new business models across industry segments. He has played diverse roles across organizations within the CRM space for Oracle Corporation, building a next-generation CRM practice at Cambridge Technology Partners. He has also worked on process and technology transformation for the unbundling of Indian State Electricity Boards at PricewaterhouseCoopers.

He is on the Board of Governors of the New York Academy of Sciences, Member of the Young Presidents Organization (YPO) Manhattan Chapter, Member of the International Advisory Board of Fudan University, Shanghai, Chairs the IT & Business Services Workforce Council for the Governor in the State of Connecticut, Member of Skills Consortium of the World Economic Forum (WEF), Fortune CEO Workforce Redesign Group and many other industry forums.  He regularly attends the annual meeting of the World Economic Forum Davos, actively writes on Digital transformation, Future of Work, Reskilling, Talent transformation in the Harvard Business Review (HBR), Knowledge@Wharton, Forbes, and other top tier publications. Ravi has a master’s degree in business administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the Company. He is responsible for the Financial Services & Healthcare/Life Sciences businesses at Infosys. In addition, as Chairman of Edgeverve Systems Ltd, he leads our software business which includes Finacle, our Global banking platform. He leads Sales Operations and Effectiveness for Infosys and has executive responsibility for Large deals across the Company. Mohit joined Infosys in 2000 and has since worked in different capacities for the Company. In his previous role, he was responsible for leading the Financial Services business in Europe. In 2007, Mohit was appointed as CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. He is also a Non-Executive Director at Aviva Plc. He is a member of the Risk & Governance and Nomination committees at Aviva Plc. Mohit was also invited to join the Global Young Leader program at the World Economic Forum in 2014. He is the Vice Chair of the Economic Growth Board of the CBI (Confederation of British Industry) and is a member of YPO (Young Presidents Organization). Mohit has previously worked with ABN AMRO and ANZ Grindlays in their Corporate and Investment bank. He holds a M.B.A from the Faculty of Management Studies, Delhi University and a Bachelor’s degree in history from St. Stephen’s College, Delhi. Currently Mohit also serves as director on the boards of Infosys Americas Inc., Infosys Technologies (Sweden) AB and Stater N.V - subsidiaries of Infosys Limited.

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

Compensation

Our Executive Compensation programs encourage reward for performance. A significant portion of the executives’ total rewards are tied to the delivery of long-term corporate performance goals, in order to align with the interest of the shareholders. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

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

The 2015 Plan and 2019 plan were previously filed as exhibits to the Annual Report on Form 20F.

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

Non-Executive and Non-Independent Chairman’s compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Remuneration to directors in fiscal 2021

(A)	The table below describes the compensation for our Non-Executive and Independent Directors, for fiscal 2021:

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw	150,000
D. Sundaram	169,096
Michael Gibbs	167,629
Uri Levine(2)	105,548
Bobby Parekh(3)	93,740
Chitra Nayak(4)	2,014
Dr. Punita Kumar-Sinha(5)	123,630
D. N. Prahlad(6)	11,301

(1)	Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company
(2)	Appointed effective April 20, 2020
(3)	Appointed effective July 15, 2020
(4)	Appointed effective March 25, 2021
(5)	Retired on completion of her tenure effective January 13, 2021
(6)	Resigned effective April 20, 2020
(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2021:

Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	768,536	1,710,006	49,711	3,489,303	(1)	367,173	(1)
U. B. Pravin Rao	570,304	681,928	25,151	529,451	(2)	59,374	(2)
Nilanjan Roy	320,009	295,011	23,984	554,867	(3)	37,012	(3)
Ravi Kumar S	690,144	666,875	26,872	1,933,125	(4)	113,050	(4)
Mohit Joshi	737,457	735,219	196,473	2,089,116	(4)	122,350	(4)
Krishnamurthy Shankar	283,322	308,676	21,484	431,513	(4)	24,900	(4)
Inderpreet Sawhney	596,285	458,325	21,376	777,600	(4)	45,100	(4)

The performance bonuses include accruals payable as per the terms of employment agreement. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(1)	A) The Board, based on the recommendations of the Nomination and Remuneration Committee, under the 2015 plan, approved:
a)

On April 20, 2020, performance-based grant of RSUs for the financial year 2021. These RSUs will vest in line with the current employment agreement. Accordingly, 192,964 performance based RSUs were granted effective May 2, 2020.

b)	The grant of annual time-based RSUs for fiscal 2021 of 25,775 RSUs. The grants were made effective February 1, 2021. These RSUs will vest in line with the current employment agreement.

c)

On April 14, 2021, performance-based grant of RSUs for the financial year 2022. These RSUs will vest in line with the current employment agreement. Accordingly, 96,150 performance based RSUs (not included in the table above) were granted effective May 2, 2021.

B) The Board, based on the recommendations of the Nomination and Remuneration Committee under the 2019 plan, approved:

a)

On April 20, 2020, the grant of annual performance based RSUs for financial year 2021, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 148,434 performance based RSUs have been granted effective May 2, 2020.

b)

On April 14, 2021, the grant of annual performance based RSUs for financial year 2022, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 73,962 performance based RSUs (not included in the table above) have been granted effective May 2, 2021.

(2)

The Board, on April 20, 2020, under the 2019 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs for financial year 2021, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan. Accordingly, 59,374 performance based RSUs have been granted effective May 2, 2020.

(3)

A) The Board, on April 20, 2020, under the 2015 plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs, in accordance with his employment agreement. These RSUs will vest equally over a period of three years from the date of grant based on achievement of performance targets in accordance with his employment agreement. Accordingly, 11,133 performance based RSUs have been granted effective May 2, 2020.

B) On January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved annual time-based grant of 13,879 RSUs under the 2015 plan. The grants were made effective February 1, 2021. These RSUs will vest in line with the current employment agreement.

C) On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grant of 12,000 RSUs under the 2019 plan. The grants were made effective March 31, 2021. The RSUs granted under the 2019 plan will vest over three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 plan.

D) The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs, under the 2015 plan, in accordance with his employment agreement. These RSUs will vest equally over a period of three years from the date of grant based on achievement of performance targets in accordance with his employment agreement. Accordingly, 5,547 performance based RSUs (not included in the above) have been granted effective May 2, 2021.

(4)

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants under the 2015 plan and performance based RSU grants under the 2019 plan to its executive officers. The grants were made effective March 31, 2021. RSUs granted under the 2015 plan will vest over four years and RSUs granted under the 2019 plan will vest over three years based on achievement of certain performance targets.

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

Equity Grants

The following is the summary of grants made to KMP during fiscal 2021, 2020 and 2019 under the 2015 plan and 2019 plan:

Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	218,739	219,669	260,130
U.B. Pravin Rao, COO and WTD	—	58,650	68,250
Ravikumar S.	81,050	—	141,500
Mohit Joshi	90,350	145,900	133,650
Nilanjan Roy(1)	25,012	56,707	—
Krishnamurthy Shankar	14,900	25,600	24,400
Inderpreet Sawhney	27,100	—	43,600
Jayesh Sanghrajka(2)	—	—	24,950
	457,151	506,526	696,480
2015 Plan: Cash settled RSU
Ravi Kumar S.	—	135,200	—
Inderpreet Sawhney	—	45,200	—
	—	180,400	—
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	148,434	134,138	—
U.B. Pravin Rao, COO and WTD	59,374	53,655	—
Ravikumar S.	32,000	50,000	—
Mohit Joshi	32,000	50,000	—
Nilanjan Roy	12,000	20,000	—
Krishnamurthy Shankar	10,000	20,000	—
Inderpreet Sawhney	18,000	25,000	—
	311,808	352,793	—

Total grants to KMP	768,959	1,039,719	696,480

(1)	Appointed as Chief Financial Officer effective March 1, 2019

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

Option Exercises and holdings

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2021 under the 2015 plan and 2019 plan:

Name of KMP	Number of RSU exercised	Number of ESOP exercised
Salil Parekh	393,595	—
U. B. Pravin Rao	85,590	—
Ravi Kumar S.(1)	141,275	—
Mohit Joshi	175,414	—
Inderpreet Sawhney (1)	38,174	—
Krishnamurthy Shankar	30,926	—
Nilanjan Roy	14,347	—

(1)	Includes cash settled RSUs

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2020 under the 2015 plan:

Name of KMP	Number of RSUs exercised	Number of ESOP exercised
Salil Parekh	231,510	—
U. B. Pravin Rao	30,688	—
Ravi Kumar S.(1)	94,975	56,374
Mohit Joshi	59,586	—
Inderpreet Sawhney (1)	51,586	—
Krishnamurthy Shankar	12,124	9,500
Nilanjan Roy	—	—

(1)	Cash settled RSUs and ESOPs

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2019 under the 2015 plan:

Name of KMP	Number of RSUs exercised	Number of ESOP exercised
Salil Parekh	103,604	—
U. B. Pravin Rao*	6,812	—
Ravi Kumar S.	59,600	56,376
Mohit Joshi	59,600	—
Inderpreet Sawhney*	28,082	—
Krishnamurthy Shankar	12,226	—
Jayesh Sanghrajka (1)	4,376	—
M. D. Ranganath (2)	15,326	32,000

*	Not adjusted for September 2018 bonus issue

(1)

Appointed as the Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence exercises between November 17, 2018 to February 28, 2019 is given in the table above

(2)	Resigned as Chief Financial Officer effective November 16, 2018

The following table gives details of outstanding RSUs and ESOPs held by KMPs as at March 31, 2021:

	As at March 31, 2021
Name of KMP	RSU	ESOP
2015 Plan: Equity settled
Salil Parekh	260,904	—
U. B. Pravin Rao	91,739	86,000
Ravi Kumar S	286,626	56,376
Nilanjan Roy	67,372	—
Mohit Joshi	300,026	225,500
Inderpreet Sawhney	92,526	88,900
Krishnamurthy Shankar	52,500	28,500
	1,151,693	485,276
2019 Plan: Equity settled
Salil Parekh	148,434	—
U. B. Pravin Rao	59,374	—
Ravi Kumar S	65,334	—
Mohit Joshi	65,334	—
Nilanjan Roy	30,334	—
Krishnamurthy Shankar	28,334	—
Inderpreet Sawhney	34,667	—
	431,811	—

Total	1,583,504	485,276

Term of Office

The Indian Companies Act, 2013 excludes independent directors from retiring by rotation. Independent Directors shall hold office for a term up to five consecutive years on the Board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, U.B. Pravin Rao, Executive director retires by rotation at the ensuing Annual General Meeting of the Company to be held on June 19, 2021 pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Pravin has sought re-appointment and the Board has recommended the same for the approval of the shareholders. The term of office of each of the directors as on March 31, 2021 is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	January 1, 2023	Yes
U. B. Pravin Rao (3)	January 10, 2014	December 12, 2021	Yes
Kiran Mazumdar-Shaw	April 1, 2019	March 22, 2023	—
D. Sundaram	July 14, 2017	July 13, 2022	—
Michael Gibbs	July 13, 2018	July 12, 2021	—
Uri Levine	April 20, 2020	April 19, 2023	—
Bobby Parikh	July 15, 2020	July 14, 2023	—
Chitra Nayak	March 25, 2021	March 24, 2024	—

(1)

For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.

(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.
(3)	U. B. Pravin Rao will be superannuating on December 12, 2021 as per the Company’s policy.

Note: The Board inducted Bobby Parikh and Chitra Nayak as independent directors of the Company effective July 15, 2020 and March 25, 2021 respectively for a term of three years. The proposal is being placed before the shareholders at the Annual General meeting scheduled to be held on June 19, 2021 for their approval.

Employment and Indemnification agreements

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits including stock incentives of all our executive directors. We have entered into agreements with our executive directors, Salil Parekh, Chief Executive Officer and Managing Director and U.B. Pravin Rao, Chief Operating Officer and Whole-time Director. Refer to the section titled “Material Contracts” in Item 10 of this Annual Report for the details of their contracts.

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

The form of indemnification agreement for directors and officers were filed previously as an exhibit to the Annual Report on Form 20-F. Other than the appointment and indemnification agreements referred to in this paragraph, we have not entered into any agreements with non-executive directors.

Board Leadership Structure

Nandan M. Nilekani is the Non-Executive, Non-Independent Chairman of the Board (“Chairman”) effective as of August 24, 2017, and Salil Parekh is the Chief Executive Officer and Managing Director (CEO and MD) effective as of January 2, 2018. The Board appointed Kiran Mazumdar-Shaw, as chairperson of the Nomination and Remuneration Committee and, as the Lead Independent Director of the Board effective as of April 13, 2018.

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

The CEO and MD is responsible for executing corporate strategy in consultation with the Board, brand equity, planning, external contacts, and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets maintaining awareness of both the external and the internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and acquisitions for enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

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

Board and Management Changes

Dr. Punita Kumar-Sinha, on completion of her tenure retired as an independent director effective January 13, 2021.

D. N. Prahlad resigned as independent director effective April 20, 2020.

The Board inducted Uri Levine as an independent director of the Company effective April 20, 2020. Subsequently, the same has been approved by the shareholders at the Annual General Meeting held on June 27, 2020.

Bobby Parikh and Chitra Nayak has been appointed as independent directors effective July 15, 2020 and March 25, 2021 respectively. The Board has recommended their appointment for the approval of the shareholders at the ensuing Annual General Meeting, to be held on June 19, 2021.

Board Committee Information

As on March 31, 2021, the Board has five Committees: The Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee and Corporate Social Responsibility (CSR) Committee. The charters governing these committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All Committees except the Stakeholders Relationship Committee and CSR Committee consist entirely of independent directors.

In its meeting held on April 14, 2021, the Board instituted the following additional committees:

Buyback committee: The Board, in order to execute the buyback procedures of its buyback proposed on April 14, 2021, formed the buyback committee comprising the COO, CFO, Deputy CFO, Group General Counsel and Company Secretary as its members. The Committee will execute buyback procedures as required under the SEBI (Buy-Back of Securities) Regulations, 2018.

Environment, Social and Governance committee (ESG committee): The Board approved the constitution of an ESG Committee to discharge its oversight responsibility on matters related to organization wide ESG initiatives, priorities and leading ESG practices. The ESG Committee shall comprise Kiran Mazumdar Shaw as the chairperson, and Chitra Nayak and Uri Levine as members of the Committee.

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

To improve the effectiveness of the Board and its Committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis. The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2021. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board members. The Board evaluation process was completed during fiscal 2021.
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

Board Committees

As on March 31, 2021, the Board had five Committees: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee and Corporate Social Responsibility (CSR) Committee. The reports of these Committee are provided below:

Audit Committee

The Audit Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2021. They were:

☐	D. Sundaram, Chairperson and Financial Expert
☐	Michael Gibbs
☐	Bobby Parikh

Dr. Punita Kumar-Sinha on completion of her tenure retired as independent director and ceased to be a member of the Committee effective January 13, 2021. On July 16, 2020 Bobby Parikh was inducted as member of the Committee.

The Company Secretary acts as the secretary to the Audit Committee.

The primary objective of the Audit Committee is to assist the Board with oversight of the accuracy, integrity and transparency of the Company’s financial statements with adequate and timely disclosures; compliance with legal and regulatory requirements; the Company’s independent auditor’s qualifications and independence; the selection, evaluation and replacement of the Company’s independent auditors; the performance of the Company’s independent auditors and internal auditors; and acquisitions and investments made by the Company.

The Audit Committee met nine times during fiscal 2021.

The Committee approved and the Board adopted the amended Code of Conduct for Prohibition of Insider Trading and Code on Fair Disclosure and Investor Relations effective January 13, 2021, Related Party Transaction Policy and Policy for determining materiality for Disclosures effective April 14, 2021 and adopted the revised Audit Committee charter effective April 20, 2020. The policies and the charter of the Committee are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE in the United States. In India, Regulation 18 of the Listing Regulations and in the United States, the Blue-Ribbon Committee set up by the SEC mandate that listed companies adopt an appropriate Audit Committee charter.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2021. They were:

☐	Kiran Mazumdar-Shaw, Chairperson
☐	Michael Gibbs
☐	D. Sundaram

D. N. Prahlad resigned as director effective April 20, 2020. The Board inducted Michael Gibbs as member of the Committee effective April 20, 2020.

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board of Directors are to (i) assist the Board in discharging its responsibilities relating to compensation of the Company’s Directors, Key Managerial Personnel (KMP) and Senior Management; (ii) evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for Company’s Executive Directors, KMP and Senior Management (including identifying persons to be appointed to positions of KMP and Senior Management in accordance with identified criteria and to recommend to the Board their appointment and removal); (iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board; (iv) oversee the Company’s nomination process for the KMP and Senior Management and identify, screen and review individuals qualified to serve as Directors, KMP and Senior Management consistent with criteria approved by the Board; (v) recommend appointment and removal of Directors, for approval at the annual meeting of shareholders; (vi) carry out an evaluation of the performance of the Board and review the evaluation’s implementation and compliance; (vii) leadership development; (viii) develop and maintain corporate governance policies applicable to the Company; and (ix) devise a policy on Board diversity.

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

The Nomination and Remuneration Committee met five times during fiscal 2021.

The Board adopted the amended Nomination and Renumeration Policy on April 20, 2020 and amended the charter of the Nomination and Remuneration Committee on April 14, 2021. The Committee charter and policy are available on our website, at: https://www.infosys.com/investors/corporate-governance/policies.html

Risk Management Committee

The Risk Management Committee is comprised of six independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2021. They were:

☐	D. Sundaram, Chairperson
☐	Kiran Mazumdar-Shaw
☐	Michael Gibbs
☐	Uri Levine
☐	Bobby Parikh
☐	Chitra Nayak

D. N. Prahlad resigned as director effective April 20, 2020. The Board appointed D. Sundaram as Chairperson and Uri Levine as member of the Committee effective April 21, 2020. Further, on July 16, 2020,  Bobby Parikh was inducted as  member of the Committee. Effective March 25, 2021,  Chitra Nayak was inducted as member of the Committee.

The primary objectives of the Risk Management Committee of the Board are to assist the Board i) in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; and ii) to monitor and approve the enterprise risk management framework and associated practices of the Company.

In addition to the above, in April 2019, the Committee created a cyber-security sub-committee. As of March 31, 2021, the cybersecurity sub-committee comprised of three members, - D. Sundaram, Michael Gibbs and Uri Levine. The main objective of the sub-committee is to assess the cybersecurity risks at Infosys and improve its security systems. The sub-committee meets periodically and recommends any findings to the Risk Management Committee.

The Risk Management Committee met four times during fiscal 2021.

The charter of the Committee was amended on April 1, 2019, to include cyber security analysis as a function of the Committee and monitoring of enterprise risk management framework by the Committee. The Committee charter is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf

Stakeholders Relationship Committee

The Stakeholders Relationship Committee is comprised of three independent directors and an executive director as of March 31, 2021. They were:

☐	D. Sundaram, Chairperson
☐	Bobby Parikh
☐	U. B. Pravin Rao
☐	Chitra Nayak

On April 21, 2020, D. Sundaram was inducted as member of the Committee. Dr. Punita Kumar-Sinha, on expiry of her term, retired as independent director and ceased to be a chairperson and member of the committee effective January 13, 2021 and on January 14, 2021, Bobby Parikh was appointed as Chairperson of the Committee. Effective March 25, 2021, D. Sundaram was appointed as Chairperson of the Committee and Bobby Parikh ceased to be the Chairperson of the Committee. Further, Chitra Nayak was inducted as the member of the Committee effective March 25, 2021.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, effective December 1, 2015. The Board has also appointed A.G.S Manikantha, Company Secretary, as the Nodal Officer effective October 14, 2016 to ensure compliance with the Investor Education Protection Fund (IEPF) Rules.

The purpose of the Stakeholders Relationship Committee of the Board shall be to assist the Board and the Company to oversee the various aspects of interests of Stakeholders of the Company. The term “Stakeholder” includes shareholders, debenture holders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2021.

The Board amended the charter of the Stakeholders Relationship Committee on April 1, 2019 which is available on our website at: https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee was comprised of two independent directors and an executive director as of March 31, 2021:

☐	Kiran Mazumdar-Shaw, Chairperson
☐	Chitra Nayak
☐	U. B. Pravin Rao

Dr. Punita Kumar-Sinha on expiry of her term retired as independent director and ceased to be a chairperson and member of the CSR Committee effective January 13, 2021. On January 14, 2021, Salil Parekh was inducted as member of the Committee. Effective March 25, 2021, Chitra Nayak was inducted as the member of the Committee and Salil Parekh ceased to be the member of the Committee.

The primary objective of the CSR Committee is to assist the Board and the Company in fulfilling its corporate social responsibility. The Company’s corporate social responsibility activities are carried out through Infosys Foundation in India and Infosys Foundation USA in United States.

The CSR Committee met four times during fiscal 2021.

The CSR Committee has adopted a charter, which is available on our website at:

https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

EMPLOYEES

As of March 31, 2021, we had 259,619 employees, of which 245,037 were professionals, involved in service delivery to clients. As of March 31, 2020, we had 242,371 employees, of which 228,449 were professionals involved in service delivery to clients. As of March 31, 2019, these numbers stood at 228,123 and 214,727 respectively.

As of March 31, 2021, we had 200,147 employees in India, 30,938 employees in the Americas, 16,412 employees in Europe and 12,122 employees in the rest of the world.

At Infosys, we focus on the workplace of tomorrow that promotes innovation and a collaborative, transparent, and participative organization culture, and rewards merit and sustained high performance. The focus of human resources management at Infosys is to ensure that we enable each and every employee to navigate the next, not just for clients, but also for themselves.

The three key strategic pillars of our Employee Value Proposition are:

•	Driving Purposeful impact – ‘Inspiring them to build what’s next’
•	Ensuring continuous learning and career growth – ‘Making sure their career never stands still’
•	Creating world-class culture and employee experience – ‘Navigating further, together’

In fiscal 2020, when the COVID-19 pandemic first broke, Infosys swiftly reacted by providing the required support to the workforce, clients and the community. From setting up a core team to monitor the situation closely and staying in constant touch with the local authorities, sharing timely updates with the global employee base, to enabling the near-seamless transition to the remote mode of work – the Company scaled up its efforts quickly and restored normalcy of operations. Central to these efforts was the need to ensure the physical safety and mental wellbeing of our global workforce. In the early months of the pandemic, through its employee repatriation effort, Infosys managed the evacuation of 1,865 employees and 1,165 members of their families, from 35 countries – a one-of-its-kind operation by a company.

Fiscal 2021 has seen the health crisis deepen, and the world’s attention is focused on India’s response to it. With so many global businesses relying on India’s technology services sector to run their core operations, the industry’s resilience has wide-ranging global impact. Corporations, along with delivering business continuity for clients, must, with renewed vigor, ensure the wellbeing of their employees and the communities in which they operate.

Today, 96.5% of Infosys employees continue to work from home. With a more virulent surge of the pandemic in India, Infosys has ramped up its efforts significantly to mitigate the impact of the virus. We have set up exclusive COVID-19 care centers across seven Development Center (DC) locations, including Bengaluru, Pune, NCR, Chennai, and Hyderabad, and similar centers are on the anvil in the coming weeks across all other Infosys locations. We plan to, subject to approvals, set up similar centers in other Indian cities where we have campuses. We tied up with COVID-19 testing laboratories across India, collaborated with emergency ambulance providers in major cities, and partnered with 1,500+ hospitals, in 240 cities in India, to enable treatment for employees and their families. All medical treatments for COVID-19 are covered under employee insurance, and employees who have contracted it are allowed 21 days of additional paid leave to recuperate. Employee wellbeing checks are conducted frequently. In the event of an unfortunate turn, Infosys offers support to the grieving family, including financial support through insurance.

Comprehending the importance of the role played by vaccines in our fight against the virus, we have been working very closely with government authorities and medical experts to put together various frameworks for the immunization drive to encourage employees and their family members to get vaccinated. We have created COVID-19 vaccination centers across Infosys campuses. Operations have commenced across seven DCs already and work is in progress in other DCs. We have also collaborated with 130+ hospitals in India where employees and their families can be vaccinated. Committed as always to holistic employee wellbeing, we have rolled out over 900+ employee initiatives across locations, centered on mental health, self-care, and prioritizing work-life balance.

Infosys’ helping hand extends beyond business. We have honored the commitment of ` 100 crore for COVID-19 relief in India that we made in March 2020, through the Infosys Foundation. This will help expand the capacity of COVID-care hospital beds, increase the supply of oxygen concentrators and ventilators, as well as provide food and funds to migrant laborers impacted by the lockdowns. We also leveraged our technological expertise, creating mobile applications like ‘Crush Covid RI’ and ‘Apthamitra’ to help local governments in their fight against COVID-19.

During May 2021, Infosys has doubled its commitment towards COVID relief efforts to ` 200 crore from the initial commitment of ` 100 crore made in March 2020. Some of this will be directed to help set up and expand the capacity of COVID care hospital beds, augment the supply of oxygen concentrators and ventilators, as well as provide ration and support funds to migrant labourers and families impacted by the lockdowns.

Here are the key initiatives of this year:

•

Talent Anywhere Model: As we prepare to thrive in the future, it is clear that the new workplace will be hybrid remote with distributed teams becoming more prominent. We expect that the change in workplace will encourage different workforce models. In order to be ready and lead the paradigm change in the workplace, we rolled out the Talent Anywhere model in India that provides flexibility of work location for our employees. We have ensured that we abide by the relevant statutory requirements at all times.

•

Digital transformation: The digital transformation journey that we had embarked on a few years back ensured employees could perform all their transactions online through our various mobile-first apps and could connect and collaborate in the remote-working “new normal”.

•

Launchpad: We expanded the coverage of Launchpad, our mobile app that provides a guided flow for our new hires throughout the onboarding process, making the entire process paperless and faster. It helped us onboard our new hires remotely and make them ready for production. We have seen improvement in employee satisfaction levels with the onboarding process during the pandemic.

•	InfyMe: We continued to enrich the InfyMe app with more services that enabled teams during the pandemic and helped them to operate, connect and collaborate more easily.
•	iEngage: We expanded the reach of iEngage across the geos and helped managers schedule connect sessions with their teams, track attendance, actionize items and provide updates.
•	Infosys Meridian: With its event management platform and ability to allow breakout sessions, Infosys Meridian is fast becoming the go-to platform for all employee engagement events.
•

Compass: This is not only a one-stop digital platform for all career-related needs of our employees, but also a key lever for reskilling. The platform empowers our workforce to keep pace with the latest digital skills, build their expertise, and explore relevant career opportunities through an internal marketplace. Compass is now available on InfyMe and hence easily accessible to our entire workforce.

•

People analytics: We are also investing heavily in people analytics to transform employee experience. In order to create a data-driven culture, we have come up with two projects: People Dashboard and Data Village, which democratize data and make employee data easily available to managers and HR, to support better decision-making and problem-solving. While we create a data-driven organization and solve business problems using data, we strictly ensure that individual employee data is always protected, guided by our corporate Data Privacy Office and data governance guidelines.

•	Robotic process automation (RPA) in HR: We have started leveraging the power of RPAs in HR to enhance productivity of the operations team and usher in intelligent automation in HR.
•	Manager Code: This guides managers in keeping teams motivated through constant communication and a patient hearing to the challenges and pain points of the team members.

•

Employee Engagement: Our renewed Employee Engagement Framework is based on the 5C’s – Connect, Collaborate, Celebrate, Care and Culture. Its main objective is to ensure effective engagement, wellbeing and sustained motivation levels among employees in the new hybrid model of work. Virtual events like Unmute 2021 (concert for employees), Petit Infoscion Day (with 16,000+ children in attendance), Infy Incredibles (internal talent showcase) and Awards for Excellence (our global awards ceremony) were some of the highlights of the year.

•

Awards for Excellence (AFE): The AFE remains our largest rewards and recognition platform for employees. This year marked its 26th anniversary, and we received the highest number of nominations across geographies, covering over 20 categories. Social Impact Awards were added this year to recognize the contribution of employees during the pandemic.

•

Rewards philosophy: At Infosys, we look at rewards in a holistic manner- what we call as total rewards, a mixture of both monetary and non-monetary rewards. It includes an element of fixed pay, supplemented with ‘pay at risk’ which is based on performance, and could be paid in cash as well as through stock grants. For a global and diverse workforce it also ensures inclusion of localized benefits plans. In addition to the standard compensation and benefits, we have made rewards available through learning, through diverse career experiences and through platforms for creative contributions as well. Skill bonuses, for people with niche skills is a new concept we have introduced. Our key objectives are enabling financial stability and ensuring that our pay is competitive in order to drive high performance and right behaviors.

•

Culture and Values: The organization culture, driven by our core values, is one of the main levers that drive our business. Employees are regularly reminded about acceptable standards of conduct through various forums like onboarding, mail communications, town halls, and team meetings.

•	Be the Navigator (BTN): An empowerment program to encourage purposeful innovation for clients, BTN has also been repurposed to build the momentum of our business focus on cloud and digital.

•

Facilitating a positive work environment: Infosys is committed to providing a positive work environment free of discrimination and harassment. Equal opportunity and fair treatment are part of our Code of Conduct to which all employees subscribe. The Resolution Hubs at Infosys provide fair, neutral, and independent forums for employees to voice their concerns. The Company has also instituted multiple channels – represented by the Anti-Sexual Harassment Initiative, HEAR platform (Hearing Employees and Resolving their concerns), Grievance Redressal Body, Whistleblower Policy, and ICARE – to address employee grievances. In the post-pandemic scenario, there is greater focus on providing psychological safety to employees.

•

Employee well-being: This is a crucial tenet of the culture at Infosys, where employees receive a holistic wellness experience under HALE (Health Assessment & Lifestyle Enrichment), our flagship wellness program for employees. Wellbeing at Infosys revolves around the cornerstones of physical wellbeing, emotional wellbeing, social wellbeing and safety. Some of the initiatives under the HALE banner include:

•	Self-help model: Increasing the awareness quotient of employees through enablement, education, continuous communication and self-help tools such as a wellbeing chatbot.
•	Infy Ikigai: A new program emphasizing the importance of stepping away from the physical and mental demands of everyday life and focusing on self-care.
•	Women Samaritans Network: This is a peer-to-peer counseling network exclusively for women employees.
•

Digital wellness: This has been a key differentiator, making multiple services available at the click of a button – from nudges, to counseling on our in-house app and self-help tools. Wellbeing support was rated at an all-time high of 91% by employees across locations, and 4.2 out of 5 on individual offerings. The sense of connectedness stands at 88% – a testament to the culture of collaborate and support across the organization.

•

Workforce Transformation: As we navigate our clients on their Technology and Digital Transformation journey, we at Infosys, are also continuously transforming our workforce for digital. The below talent management levers help us maintain the right digital talent mix, meet self-sufficiency in digital areas and better engage and retain our talent:

•	Scaling our digital talent base
▪	Through structured learning paths and focused entry-level strategies, we are continuously growing our digital talent base
▪	Digital Quotient, a recently launched digital readiness index
•	Creating levers to pivot towards a skill-led organization construct
▪	Skill Tags are helping prepare a digitally ready talent pipeline
▪	Skill-based identities to recognize expertise in new-age / niche technology spaces
•	Nurturing talent to build specialized digital transformation skills
▪	New breed of digital specialists to advance our transformation journey, enabling self-directed growth and rewards
▪	Opportunities through open internal market and career choice programs
•	Building next-gen managers to lead resilient hybrid teams
▪	Helping managers deliver superior outcomes on learning, creating client value and helping build resilient teams

Recruiting

As at March 31, 2021, the Group employed 259,619 employees, of which 245,037 were professionals involved in service delivery to the clients, including trainees. We have built our global talent pool by recruiting new students from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, project leaders and middle management across the globe across various new age and modern technologies. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the United States, UK, Australia, Singapore, Japan, Germany, Canada, Mexico and China. We rely on a rigorous selection process involving aptitude test, coding test and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits. All interviews across the Globe in fiscal 2021 were conducted virtually using video conferencing platforms, and the end-to-end process was digitalized. The team also implemented an in-house applicant tracking System for India hiring, in place of a third-party software that was used traditionally.

During fiscal 2021, we received 1,427,618 employment applications, interviewed 135,216 applicants and extended offers of employment to 48,029 applicants. These statistics do not include our subsidiaries. We added 17,248 new employees, net of attrition, during fiscal 2021.

Education, Training and Assessment

Continuous learning and reskilling have always been central to our culture. The Foundation Program offered by our Global Education Center enables fresh graduates to become corporate professionals. Its curriculum, comprising over 46 variants of new technology streams, behavioral competencies, and niche skills, has been designed to prepare our talent for dynamic business requirements. A similar training center has been set up in Indianapolis, United States to reskill local talent. The Foundation Program is also rolled out in Mexico, UK, Germany, Australia, Singapore, and Japan. The early days of the COVID-19 pandemic saw us relocate trainees from Mysuru and continue their training without missing a beat courtesy this deep-rooted learning culture and our digital learning platform, Lex.

Our reskilling program has twin objectives – increasing fulfillment of immediate digital skill requirements for client projects and enriching the expertise of our global workforce in next-generation technologies and methodologies. We have invested in and scaled our digital reskilling program globally. Lex, the in-house learning platform, offers over 1,800 curated courses. Over 240,000 employees use Lex and are spending approximately 45 minutes per day on average for learning. We have also repurposed Lex for over a million college students in India via our InfyTQ app. Wingspan®, our configurable talent transformation platform for clients, is already live in several global client organizations.

We continue to engage with academic institutions to reskill talent and create new learning courses to meet the demands of this accelerated digital adoption. The adoption of simulated learning continues to gain ground and pilots are being planned with Augmented Reality (AR) / Virtual Reality (VR) content too.

In alignment with the Company’s ESG Vision 2030, our initiative for enabling digital skills at scale, Infosys Headstart, has been identified as a flagship intervention to empower people, communities, and society. Through this initiative, Infosys plans to empower over 10 million people with digital and life skills by 2025. The reach will include students across India in the age group of 10 - 22 years as well as lifelong learners.

Leadership development

As with the rest of the world, for Infosys Leadership Institute (“ILI”), fiscal 2021 was the year adapting to ‘a new normal’. ILI adapted quickly, pivoting from in-person programs to virtual programs. We launched the “Leaders teach” series virtually. Facilitated by senior leaders both internal and external including client CXO’s, these sessions focused on key leadership dimensions like strategic influence, business acumen, fostering client relationships, making the most of a crisis, authentic leadership etc.  The series saw large scale participation from our global leaders.

The year also saw our succession pipeline development program – the “Constellation Program” come alive with leaders working in cross functional teams on various Strategic Projects aligned to key organizational imperatives. With regular reviews, guidance and direction coming from mentors and a CXO led panel, the teams gained tremendous enterprise perspective in addition to cross functional exposure. ILI also began focused Career Conversations for Constellation Leaders with senior leadership panels.

ILI also launched IamtheFuture: The Women in Leadership Program, aimed at grooming women for leadership roles. Designed as a year-long program through fiscal 2022 in partnership with Stanford GSB, the program provides holistic development opportunities for our women leaders globally.

In parallel, ILI continued its focus on bringing personalized and impactful programs from Ivy League academic institutions and premier consulting firms for all our title-holders. The programs covered nearly 4,400 participants with very high approval ratings. ILI also worked with leaders to ensure they leveraged the leadership 360 and other development tools to focus on their Leadership Personal Development Plans.

Visas

As of March 31, 2021, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 21, 2021, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 21, 2021. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,261,133,939 equity shares outstanding as of May 21, 2021. Percentage of shareholders representing less than 1% are indicated with an ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.36
Salil Parekh	652,562	'*'
U.B. Pravin Rao(2)	1,305,089	'*'
Bobby Parikh	8,456	'*'
Nilanjan Roy	27,355	'*'
Mohit Joshi(3)	231,870	'*'
Ravi Kumar S.(4)	104,622	'*'
Krishnamurthy Shankar(5)	86,708	'*'
Inderpreet Sawhney(6)	123,071	'*'
Total (all directors and executive officers)	103,000,901	2.42

Note:	No other material changes subsequently till June 11, 2021.
(1)	Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)	Includes 21,500 stock options each vested on May 2, 2018, May 2, 2019, May 2, 2020 and May 2, 2021 totaling to 86,000 stock options which are yet to be exercised.
(3)

Includes 56,374 stock options each vested on November 1, 2017 and November 1, 2019 and 56,376 stock options each vested on November 1, 2018 and November 1, 2020 totaling to 225,500 which are yet to be exercised.

(4)	Includes 56,376 stock options vested on November 1, 2020 which is yet to be exercised.
(5)	Includes 9,500 stock options each vested on November 1, 2018, November 1, 2019 and November 1, 2020 totaling to 28,500 which are yet to be exercised.
(6)	Includes 22,224 stock options each vested on August 1, 2018 and August 1, 2020 and 22,226 stock options vested on August 1, 2019 totaling to 66,674 which are yet to be exercised.

Note:

Among directors, Kiran Mazumdar-Shaw, D. Sundaram, Michael Gibbs, Uri Levine and Chitra Nayak do not hold shares / ADRs of the Company.

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

Controlled trust holds 15,514,732 and 18,239,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

2019 Plan

In continuation of the Company’s philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board, at its meeting held on May 15, 2019, on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders, approved to issue a new stock incentive plan called Infosys Expanded Stock Ownership Program – 2019 (“2019 plan”). This plan sets out challenging performance criteria aligned to shareholder value creation to deepen employee ownership of the Company. By inclusion of leading market benchmarked performance criteria like relative Total Shareholder Return (“TSR”) in the 2019 plan, the Company has adopted best in class global corporate governance practices. Further the 2019 plan intends to incentivize, retain, and attract key talent through this performance-based stock incentive plan amongst an expanded employee base.

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

The following is the summary of grants made during fiscal 2021, 2020 and 2019 under the 2015 and 2019 plan:

Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
2015 Plan
RSU - Equity settled	2,660,611	3,854,176	4,340,700
RSU - Incentive units (cash settled)	115,250	656,140	74,090

2019 Plan
Equity settled Performance based RSU	1,596,408	2,091,293	—

Total grants	4,372,269	6,601,609	4,414,790

Refer to the compensation table of this Annual Report on Form 20-F for details on grants to individual KMPs.

The RSUs, ESOPs and incentive units granted under the 2015 plan would generally vest over a period of four years and shall be exercisable within the period as approved by the Committee.

The RSUs, granted under the 2019 plan would generally vest over a period of three years and shall be exercisable within the period as approved by the Committee.

During fiscal 2021, 2020 and 2019, the company recorded an employee stock compensation expense of $45 million, $34 million and $29 million, respectively in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2019 plan and 2015 plan as of March 31, 2021:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	3,050,573	8,047,240
ESOPs	—	1,049,456

Grants made under the 2015 plan have been adjusted for September 2018 bonus issue.

For additional information on the Company’s stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 21, 2021, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of  May 21, 2021. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 21, 2021			March 31, 2020			March 31, 2019
Shareholding of all directors and officers as a group	Equity	103,000,901	(1)	2.42	102,323,118	(2)	2.40	103,956,809	(3)	2.39
Life Insurance Corporation of India	Equity	244,378,253		5.74	282,008,863		6.62	254,332,376		5.83

1)	Comprised 103,000,901 shares owned by directors and officers and includes ESOPs which have vested and yet to be exercised.
a)	Includes 21,500 stock options each vested on May 2, 2018, May 2, 2019, May 2, 2020 and May 2, 2021 totaling to 86,000 stock options of U. B. Pravin Rao.

b)

Includes 56,374 stock options each vested on November 1, 2017 and November 1, 2019 and 56,376 stock options each vested on November 1, 2018 and November 1, 2020 totaling to 225,500 stock options of Mohit Joshi.

c)	Includes 56,376 stock options vested on November 1, 2020 of Ravikumar S.

d)	Includes 9,500 stock options each vested on November 1, 2018, November 1, 2019 and November 1, 2020 totaling to 28,500 stock options of Krishnamurthy Shankar.
e)	Includes 22,224 stock options each vested on August 1, 2018 and August 1, 2020 and 22,226 stock options vested on August 1, 2019 totaling to 66,674 stock options of Inderpreet Sawhney.

The percentage of ownership is calculated 4,261,133,939 equity shares.

2)	Comprised 102,323,118 shares owned by directors and officers. The percentage of ownership is calculated on 4,258,992,566 equity shares.

3)	Comprised 103,956,809 shares owned by directors and officers. The percentage of ownership is calculated on 4,361,733,444 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and as of May 21, 2021 held by 98,149 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs. As of May 21, 2021, 33.44% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to Note no. 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and percentage of shareholding as at March 31, 2021 and March 31, 2020.

Related party transactions of Infosys Limited with its subsidiaries (on a standalone – basis)

a. Details of capital invested in subsidiaries as of March 31, 2021:

(Dollars in millions)
List of subsidiaries	As at March 31, 2021
Infosys BPM	145
Infosys China(2)	63
Infosys Chile	1
Infosys Mexico	14
Infosys Sweden	11
Infosys Public Services	17
Infosys Shanghai	150
Infosys Consulting Holding	241
Infosys Consulting Pte Ltd	186
EdgeVerve	203
Infosys Nova(2)(3)	353
Infosys Americas(1)	—
Infosys Austria GmbH(1)	—
Infosys Consulting Ltda(2)	47
Brilliant Basics Holdings Limited	9
Infosys Arabia Limited(1)	—
Panaya	84
Infosys Luxembourg S.a r.l.(2)	3
WongDoody Holding Company Inc(2)	56
Infosys Consulting S.R.L	5
Infosys Bulgaria(1)(4)	—
Infosys Germany Holding GmbH(1)(5)	—
Kallidus(6)	—
Skava	9

(1)	The investment amount is less than $1 million.
(2)	During fiscal 2021, Infosys infused further capital in its subsidiaries to meet the working capital requirements.
(3)	During fiscal 2021, Infosys infused further capital in Infosys Nova. Infosys Nova acquired Kaleidoscope Animations, Inc. and Beringer Commerce Inc and Beringer Capital Digital Group Inc.
(4)	Infosys Limited Bulgaria EOOD, a wholly owned subsidiary of Infosys Ltd, was incorporated on September 11, 2020.
(5)	Infosys Germany Holding GmbH, a wholly owned subsidiary of Infosys Ltd, was incorporated on March 23, 2021.
(6)	Kallidus Inc. (Kallidus), a wholly owned subsidiary of Infosys Limited, liquidated effective March 9, 2021.

During fiscal 2021, Infy Consulting Company Limited, (a wholly owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o along with its subsidiaries. Refer to Note 2.10 Business combinations, under Item 18 of this annual report for further details on acquisitions.

b. Details of amounts of outstanding loans at the end of the year:

		(Dollars in millions)
Particulars	March 31, 2021	March 31, 2020	March 31, 2019
Loans:
Infosys China(1)	3	12	12
Infosys Consulting S.R.L(2)	—	1	—
Infosys Consulting Holding AG	—	—	13
Infosys Consulting Pte Ltd.(3)	—	37	96
Infosys Shanghai(1)	10	—	—
Brilliant Basics Holdings Limited	—	—	1
	13	50	122

Debentures:
EdgeVerve(4)	73	153	209

(1)	Interest rate of 6% per annum and repayable on demand
(2)	Interest rate of 4% per annum and loan is repaid during fiscal 2021
(3)	Interest rate of 3% per annum and loan is repaid during fiscal 2021
(4)	Interest rate for fiscal 2021, 2020 and 2019 is 7.14%, 8.35% and 8.39%, respectively

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
Loans:
Infosys China	12	12	12
Brilliant Basics Holdings Limited	—	1	1
Infosys Consulting S.R.L Argentina	—	1	—
Infosys Consulting Pte Ltd	38	266	98
Infosys Consulting S.R.L Romania	1	1	—
Infosys Consulting Holding AG	—	13	17
Infosys Shanghai	10	—	—

Debentures:
EdgeVerve	153	209	272

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
Financing transactions
Equity
Infosys China	5	—	—
Infosys Chile	—	—	1
Infosys Brazil	—	—	18
Infosys Australia	—	—	(5)
Infosys Nova	176	177	—
Brilliant Basics Holdings Limited	—	—	2
Infosys Consulting Ltda(1)	21	20	6
WongDoody Holding Company Inc	3	2	51
Infosys Consulting S.R.L Romania	—	—	5
Kallidus Inc	(21)	—	—
Infosys Bulgaria(2)	—	—	—
Infosys Germany Holding GmbH(2)	—	—	—
Infosys Luxembourg S.a r.l.	2	—	1

Preference shares
Infosys Consulting Pte Ltd	—	185	—
	186	384	79
Debenture (net of repayment)
EdgeVerve	(84)	(53)	(48)
	(84)	(53)	(48)
Loans (net of repayment)
Infosys China	(10)	—	—
Infosys Shanghai	10	—	—
Infosys Consulting Holding	—	(13)	(3)
Infosys Consulting Pte Ltd	(38)	(70)	98
Infosys Consulting S.R.L. Romania	(1)	1	—
Brilliant Basics Holdings Limited	—	(1)	—
	(39)	(83)	95

(1)

Infosys Brasil, a wholly owned subsidiary of Infosys Ltd merged into Infosys Consulting Ltda a wholly owned subsidiary of Infosys Ltd effective October 1, 2019. Infosys Consulting Ltda issued equity shares in Infosys consulting Ltda as a consideration for this merger to Infosys Ltd.

(2)	The investment amount is less than $1 million

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

ii) Revenue transactions

	(Dollars in millions)
Particulars	Fiscal 2021	Fiscal 2020	Fiscal 2019
Purchase of services
Infosys China	9	11	12
Infosys Consulting Holding and its subsidiaries	147	160	136
Infosys Consulting Pte Limited and its subsidiaries	19	22	19
Infosys Consulting Ltda	6	2	—
Infosys Consulting Romania	25	3	—
Infosys BPM and its subsidiaries	209	125	109
Infosys Sweden	6	7	7
Infosys Shanghai	12	11	11
Infosys Mexico	10	9	10
Infosys Chile	2	2	1
Infosys Public Services	4	5	6
Panaya Ltd.	18	14	13
Infosys Brasil	—	1	2
WongDoody and its subsidiaries	16	9	2
Kallidus Inc	3	4	7
Infosys Nova and its subsidiaries	5	—	—
Brilliant Basics Limited	7	13	11
	498	398	346
Purchase of shared services including facilities and personnel
Infosys BPM and its subsidiaries	—	—	1
Brilliant Basics Limited	1	1	1
WongDoody and its subsidiaries	3	2	—
Infosys Mexico	1	—	—
	5	3	2
Interest income
Infosys China	—	1	1
Infosys Shanghai	1	—	—
Infosys Consulting Pte Limited	1	6	1
EdgeVerve	8	15	20
	10	22	22
Dividend income
Infosys BPM	43	—	—
	43	—	—
Sale of services
Infosys China	3	3	4
Infosys Mexico	4	5	3
Infosys Consulting Holding and its subsidiaries	3	6	8
Infosys Consulting Ltda	1	1	—
Infosys Consulting Pte Limited and its subsidiaries	20	15	2
Infosys Brasil	—	1	1
Infosys BPM and its subsidiaries	40	62	48
Infosys Sweden	6	2	1
Infosys Shanghai	—	1	1
EdgeVerve	90	84	67

Infosys Luxembourg S.à.r.l	3	—	—
Outbox System, Inc. dba Simplus	1	—	—
Infosys Public Services	92	105	109
	263	285	244
Sale of shared services including facilities and personnel
EdgeVerve	4	5	5
Panaya Ltd.	1	1	6
Infosys Consulting Holdings and its subsidiaries	—	—	—
Infosys BPM and its subsidiaries	3	4	4
	8	10	15

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

The annual rates of interest for these loans vary from 0% to 10%. Loans aggregating $26 million, $35 million and $38 million were outstanding as of March 31, 2021, 2020 and 2019, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

☐	Report of Independent Registered Public Accounting Firm.
☐	Consolidated Balance Sheet as of March 31, 2021 and 2020.
☐	Consolidated statements of comprehensive income for the years ended March 31, 2021, 2020 and 2019.
☐	Consolidated statements of changes in equity for the years ended March 31, 2021, 2020 and 2019.
☐	Consolidated statements of cash flows for the years ended March 31, 2021, 2020 and 2019.
☐	Notes to the consolidated financial statements.

Export revenue

For fiscal 2021, 2020 and 2019, we generated $13,169 million, $12,447 million and $11,507 million, or 97.1%, 97.4% and 97.5% of our total revenues of $13,561 million, $12,780 million and $11,799 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback proposed on April 2021

In line with the capital allocation policy, the Board at its meeting held on April 14, 2021, approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5/- each (“Equity Shares”) from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.87% and 13.53% of its total paid-up capital and free reserves as on March 31, 2021 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only) (“Maximum Buyback Size”) (approximately $1,227 million*) which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis), for a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("Maximum Buyback Price") (approximately $23.3 per share*) in open market through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”). ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period. The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 52,571,428 Equity Shares (“Maximum Buyback Shares”), comprising approximately 1.23% of the paid-up capital of the Company as of March 31, 2021 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares but will always be subject to the Maximum Buyback Size. The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹ 4,600 crore (Rupees Four Thousand Six Hundred crore only) (“Minimum Buyback Size”). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 26,285,714 Equity Shares.

The Board has constituted a buyback committee (the "Buyback Committee"), comprising, Chief Operating Officer, the Chief Financial Officer, the Deputy Chief Financial Officer, the General Counsel and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback. The Buyback is subject to the approval of the members of the Company by way of a special resolution at the ensuing annual general meeting and all other applicable statutory/ regulatory approvals.

* USD-INR rate of 75.00

Buyback completed in August 2019

Based on the postal ballot which concluded on March 12, 2019, the shareholders approved the proposal of the above buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs) ($1,183 million). The Company funded the buyback from its free reserves.

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

The following table provides details of per share dividend recognized and paid during fiscal 2021, 2020 and 2019:

	Fiscal 2021	Fiscal 2020	Fiscal 2019(2)
Dividend per Equity Share (₹)
Interim dividend(3)	12.00	8.00	7.00
Final dividend(4)	9.50	10.50	10.25
Special dividend(5)	—	—	9.00

Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.16	0.11	0.10
Final dividend(4)	0.13	0.15	0.16
Special dividend(5)	—	—	0.14

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Dividend declared previously, retrospectively adjusted for September 2018 bonus share issue wherever applicable.
(3)	Represents interim dividend for the respective fiscal year.
(4)	Represents final dividend for the preceding fiscal year.
(3)

Represents special dividend of ₹5/- per share (approximately $0.08 per share) declared in fiscal 2018 and special dividend of ₹4/- per equity share (approximately $0.06 per share) declared in fiscal 2019.

During fiscal 2021, on account of the final dividend for fiscal 2020 and interim dividend declared for fiscal 2021 the Company had incurred a net cash outflow of $1,226 million (excluding dividend paid on treasury shares).

The Board in its meeting on April 14, 2021 recommended a final dividend of ₹15/- per equity share (approximately $0.20 per equity share*) for fiscal 2021. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 19, 2021, and if approved would result in a net cash outflow of approximately $849 million (excluding dividend paid on treasury shares).

* USD-INR rate of 75.00

Bonus issue during fiscal 2019

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record Date fixed by the Board was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for the bonus shares. The bonus shares rank pari passu in all respects and carry the same rights as the existing equity shares.

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our American Depositary Shares (“ADSs“) are traded on the New York Stock Exchange (“NYSE”), under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We listed our ADSs on the Euronext London and Paris markets on February 20, 2013.

Effective July 5, 2018 the Company voluntarily delisted its ADS’s from the Euronext Paris and Euronext London exchanges. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys’ ADSs continue to be listed on the NYSE under the symbol “INFY” on the New York Stock Exchange. The holders of ADSs who have chosen not to sell their ADSs through the sales facility or otherwise have not taken any action will be able to trade them on the NYSE under the terms and conditions of their financial intermediary.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated on June 28, 2017. The Deposit Agreement has been filed by the Company previously.

As of May 21, 2021, we had 4,261,133,939 equity shares issued and outstanding. There were 98,149 record holders of ADRs, evidencing 731,827,178 ADSs (each ADS currently represents one equity share). As of May 21, 2021, there were 1,735,416 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2021 for cable transfers in Indian rupees as published by the FEDAI, which was ₹73.11 per $1.00.

On June 10, 2021, the closing price of equity shares on the BSE was ₹1,424.55 equivalent to $19.50 per equity share and on the NSE was ₹1,424.30 equivalent to $19.50 per equity share based on the exchange rate on that date and on June 10, 2021, the closing price of ADSs on the NYSE was $19.89 per ADS.

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be fifteen unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2021, we had nine directors. As per the Indian Companies Act, unless the Articles of Association of a company provide for all directors to retire at every Annual General Meeting (AGM), not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require two-thirds of the non-independent directors on the Board retire by rotation every year, and one-third of them whose office of directorship is the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

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

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2021, 4,260,660,846 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 15,514,732 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2021, we had 9,096,696 and 3,050,573 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Buyback proposed on April 2021

In line with the capital allocation policy, the Board at its meeting held on April 14, 2021, approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5/- each (“Equity Shares”) from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.87% and 13.53% of its total paid-up capital and free reserves as on March 31, 2021 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only) (“Maximum Buyback Size”) (approximately $1,227 million*) which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis), for a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("Maximum Buyback Price") (approximately $23.3 per share*) in open market through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities)

Regulations, 2018 (as amended) ("Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”). ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period. The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 52,571,428 Equity Shares (“Maximum Buyback Shares”), comprising approximately 1.23% of the paid-up capital of the Company as of March 31, 2021 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares but will always be subject to the Maximum Buyback Size. The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹ 4,600 crore (Rupees Four Thousand Six Hundred crore only) (“Minimum Buyback Size”). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 26,285,714 Equity Shares.

The Board has constituted a buyback committee (the "Buyback Committee"), comprising, Chief Operating Officer, the Chief Financial Officer, the Deputy Chief Financial Officer, the General Counsel and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback. The Buyback is subject to the approval of the members of the Company by way of a special resolution and all other applicable statutory/ regulatory approvals.

* USD-INR rate of 75.00

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

The Company has allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the year ended March 31, 2019 pursuant to a bonus issue approved by the shareholders through postal ballot. Record Date fixed by the Board was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

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

The Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its free reserves, subject to the following conditions:

•

The dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year (this condition is not applicable where the company has not declared dividends in the three financial years immediately preceding that year).

•

The total amount to be drawn from the accumulated profits earned in the previous years may not exceed an amount equivalent to 10% of the sum of its paid-up capital and free reserves as appearing in the latest audited financial statement, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year in which dividend is declared before any dividends in respect of equity shares are declared.

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

The SEBI vide its amendment notification dated June 8, 2018 and through additional clarification dated May 27, 2019 clarified that effective April 1, 2019 except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. To that extent, transfer of securities of public companies held physically is restricted by the Government of India and such shares will be transferable if converted and held in dematerialized mode.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and where the failure is a continuing one, further fine of ₹200 for each day that the declaration is not made. Beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to: (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share.  Failure to comply with Section 89 will not affect the obligation of the company to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, the company and the Depositary.

Declaration of Significant beneficial ownership in the Company

Section 90 of the Companies Act, 2013 requires individual shareholders who acting alone or together, or through one or more persons or trust, including a trust and person’s resident outside India, holding beneficial interest of not less than 10% in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company shall make a declaration to the company, specifying the nature of his interest. The Companies (Significant Beneficial Ownership) Rules, 2018 (as amended from time to time) prescribe the thresholds and applicable rules for identifying a 'significant beneficial owner' and provides for filings and disclosures to be made in the event of change in details. Any person failing to submit the required disclosures is punishable with a minimum fine of fifty thousand rupees which may extend to two lakh rupees. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues.

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

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019, SEBI/HO/MRD/DCAP/CIR/P/2020/190 dated October 01, 2020 and SEBI/HO/MRD2/DCAP/CIR/P/2020/243 dated December 18,2020 and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against / in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. There are no restrictions on the securities of the Company by any other class of securities or contracts.

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

The acquisition of shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. However, acquisition beyond 5 % but up to 10% of the voting rights in a target has been permitted for the financial year of 2020-2021, if the acquisition is by a promoter pursuant to preferential issue of equity shares by the target company.

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

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules, 1957 were amended on June 4, 2010 to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for these purposes means equity shares of the company held by the public and includes shares underlying depository receipts if (i) the holder of such depository receipts has the right to issue voting instruction and (ii) such depository receipts are listed on an international exchange in accordance with the Depository Receipt Scheme, 2014. Equity shares of a company held by a trust set up for implementing employee benefit schemes under the regulations framed by the SEBI is excluded from ‘public shareholding’.

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

As of March 31, 2021, our public shareholding was approximately at 86.69%.

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

Mr. Parekh’s employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. Mr. Parekh’s agreement is for an initial term of five years with option to renew for a three-year term on mutually agreed term and subject to shareholder approval. Mr. Parekh and the Company have agreed to provide each other with 90 days’ notice prior to terminating the agreement. Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Parekh and addendum to the employment agreement have been filed previously with our Annual Report on Form 20-F.

Mr. Rao’s employment agreement provides for an annual salary, variable pay, bonuses, performance-based stock compensation and other terms including employee benefits, vacation, expenses and minimum remuneration. Mr. Rao and the Company have agreed to provide each other with three months’ notice prior to terminating the agreement. Mr. Rao may be entitled to severance benefits depending on the circumstances of his termination of employment. The form of the employment agreement with Mr. Rao and addendum to the employment agreement have been filed previously with our Annual Report on Form 20-F.

The Company has not entered into any material contracts, other than contracts with its CEO and COO during the two years immediately preceding publication of this Form 20F. The copies of such employment agreements were filed previously with our Annual Report on Form 20-F.

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons’ services as our director or officer, expenses in relation to public relation consultation if required. The form of indemnification agreements for directors and officers has been filed previously with our Annual Report on Form 20-F.

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

Foreign Direct Investment Issuances by the Company

Subject to certain conditions, under the recently amended regulations, foreign direct investment in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. With a view to safeguard domestic organizations from hostile or opportunistic acquisitions in the midst of the COVID-19 pandemic, by way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Ministry of Finance has made the prior approval of the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020, from countries that share land border with India. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing land border with India.

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
b.	the average of the weekly high and low of the volume weighted average prices of equity shares on a stock exchange during the two-week period prior to the relevant date.

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

[1].

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
q.	commercial papers issued by an Indian company; and
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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time) ("Non-Debt Rules") provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India through public offer/ private placement, subject to the individual and aggregate limits and the conditions specified. Further, under the FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018.

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

Effective April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold.

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

Explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012 but before the April 01, 2015. Further, explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 prior to their repeal, made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). Further, following proviso is also inserted vide Finance Act 2020, “Provided also that nothing contained in explanation 5 shall apply to an asset or a capital asset, which is held by a nonresident by way of investment, directly or indirectly, in Category-I foreign portfolio investor under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, made under the Securities and Exchange Board of India Act, 1992”.

ADSs Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Circulars dated October 10, 2019, November 28, 2019, October 01, 2020 and December 18, 2020 on framework for issue of Depositary Receipts.

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

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force effective October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. The circular issued on October 1, 2020 requires listed companies to appoint one of the Indian Depository as the "Designated Depository" for the purpose of monitoring of limits in respect of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019 which amends the definition of 'permissible jurisdiction', inter alia, to include the International Financial Services Centre in India.

Previously, under the DR Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework now prescribes certain additional requirements including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework as under the DR Circular sets out certain additional requirements for issuances of DRs. A permissible holder i.e. holder of DRs (including its beneficial owner) excludes an Indian and a non – resident Indian, which is over and above the requirements of the DR Scheme. However, in case of issue of DRs to NRIs pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, a bonus issue and a rights issue, an NRI will not be excluded as a 'permissible holder' of DRs.

The Company has complied with the provisions of the DR Circular effective October 10, 2019, including subsequent notifications issued by SEBI in this regard, as applicable to the Company.

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

The summary provided above is based on laws applicable as on March 31, 2021 and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income-tax Act, 1961, or Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, , as amended (the “Scheme”).

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

Finance Act 2020 has amended the residence rule to provide that in case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated at Not Ordinarily Resident (“NOR”) if his stay is India is less than 182 days. In this regard, Foreign source has been defined to include income which accrues or arises outside India, except income derived from a business controlled in or a profession set up in India and which is not deemed to accrue or arise in India. Further, this provision shall not apply to a person resident in India. Further, CBDT vide Circular 11/2020 dated May 8, 2020, has provided relaxation and clarification on residency rules in light of the COVID-19 pandemic and resultant overstay.

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

A Company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (“PoEM”) (i.e., a Company would be considered a resident in India if its place of effective management in that year is in India). Thus, a foreign company will be resident in India, if its PoEM in that year is in India. The term “PoEM” has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated January 24, 2017 has come up with guiding principles to be followed to determine PoEM. Further, the CBDT has vide Notification No. 29/2018 dated June 22, 2018 specified the exceptions, modifications and adaptations to the provisions of the Income-tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax that shall apply to a foreign company having POEM in India. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions. Up to March 31, 2020, dividend income was exempt from tax for shareholders, during the said period the effective rate of Dividend Distribution Tax (“DDT”) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of ₹1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding ₹1,000,000.

The Finance Act 2020 has replaced DDT with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to conditions specified under the Income Tax Act.

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

•

Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (“COA”) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of –

1.	The actual COA of such investments; and
2.	The lower of –
o	Fair Market Value (“FMV”) of such investments as on January 31, 2018; and
o	the Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

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

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding ₹10,000,000 but not exceeding ₹100,000,000 is 7% and in the case of domestic companies whose total taxable income is greater than ₹100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹10,000,000 but does not exceed ₹100,000,000 and it is 5% if the total taxable income of the foreign company exceeds ₹100,000,000. The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%.Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as applicable effective June 1, 2016 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value.

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

The Finance Act, 2017 has also introduced section 56(2)(x) in the Indian Income Tax Act to include that following shall be chargeable to Income tax as “Income from other sources”:

Where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, amongst others, any shares or securities without consideration, the fair market value of which exceeds fifty thousand rupees, the whole of the fair market value of such shares or securities or for a consideration which is less than the fair market value of the shares or securities by an amount exceeding fifty thousand rupees, the fair market value of such shares or securities as exceeds such consideration. For this purpose, the fair market value is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at:

•	a maximum rate of 40% as increased by the applicable surcharge and education cess, in case of a foreign company, and
•	a maximum rate of 30% as increased by the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over ₹1,000,000.

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Income

Tax Act”), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Income Tax Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D (2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

On July 5, 2019, the Finance Act (No 2) 2019 extended the buy-back Tax to shares of listed company under section 115QA of the Income Tax Act.

Summary of Indian income-tax implications on buyback of listed equity shares on the recognised stock exchange in India, for which public announcement has been made after the 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India, is set out below. All references to equity shares herein refer to listed equity shares unless stated otherwise.

Taxation for buyback of equity shares –

a)

Finance Act (No 2) 2019 with effect from July 5, 2019 has amended section 115QA of the Income Tax Act,1961 thereby extending its scope to levy additional income tax on buyback of shares by Indian listed company. Further Taxation Law (Amendment) Act 2019 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992. Consequent to this change, all domestic companies are subject to tax on buy back of shares at the rate of 23.296% (including surcharge of 12% and Health and Education cess of 4%).

b)	As a result of above tax on buyback of shares, correspondingly, income tax exemption to shareholders under section 10(34A) of the Indian Income Tax Act,1961 is provided.
c)

The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are tax resident is separate and independent from the statutory obligation of the Company to taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

Since the Buyback is to be undertaken on the NSE / BSE, such transaction is chargeable to the Securities Transaction Tax (STT). STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the Recognised Stock Exchanges in India. Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.

Taxation for American Depositary Shares (ADSs) Holders: As described in more detail in the Notice of AGM, ADS holder with underlying equity shares, consequent to withdrawal of such equity shares may participate in the Buyback by selling equity shares on Indian Stock exchanges.

There can be no assurance that the Equity Shares offered by an ADS holder in the Buyback will be accepted as such withdrawal of underlying equity shares is subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, the Income-tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable and other applicable approvals from Reserve Bank of India. ADS holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

A.	The following is the brief summary of Income-tax implications on withdrawal and re-deposit of Equity Shares:

i)	While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.
ii)

The shares which would not be accepted by the Company for buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e. whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or vice versa. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

B.	Income-tax implications in respect of sale of equity shares received upon withdrawal on account of buy-back i.e. pursuant to conversion of ADS into equity shares:

i)

Finance Act (No 2) 2019 with effect from July 5, 2019 has amended section 115QA of the Income Tax Act, 1961 thereby extending its scope to levy additional income tax on buyback of shares by Indian listed company in respect of which public announcement has been made after 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). Consequent to this change, all domestic companies are subject to tax on buy back of shares at the rate of 23.296% (including surcharge of 12% and Health and Education cess of 4%).

ii)	As a result of above tax on buyback of shares, correspondingly, income tax exemption to shareholders under section 10(34A) of the Indian Income Tax Act,1961 is provided.
iii)

The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are tax resident is a separate and independent from the statutory obligation of the Company to taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

Stamp Duty and Transfer Tax. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder will be subject to Indian stamp duty at the rate of 0.015% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form.

As per Finance Act 2019, stamp duty is chargeable on transfer of shares in Dematerialized Form. Rate in such case shall be 0.015% of total market value of shares, as defined under the framework, in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis. This provision is applicable from July 1, 2020.

Goods and Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to GST of 18% effective July 1, 2017. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. In Erstwhile service tax regime, the service tax rate was 15% inclusive of all cess.

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

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, U.S. holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback, and the conversion of Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, into ADSs generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or
•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Distribution: If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on Equity Shares, such distribution will generally be taxed as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2021. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION AND PARTICIPATION IN THE BUYBACK OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE RELEVANT TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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
iv.

customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements;

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

Fees and other payments made by the depositary

During fiscal 2021, expenses aggregating approximately $375,505 were incurred by the Depositary in relation to our ADS program, including approximately:

•

$363,529 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•	$11,976 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2021, the Depositary has made payments to Infosys totaling to approximately $7 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2021. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2021. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2021.

Our independent registered public accounting firm, Deloitte Haskins and Sells, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended
March 31, 2021, of the Group and our report dated June 11, 2021, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the Group’s change in method of accounting for leases in fiscal 2020 due to the adoption of IFRS 16, Leases.

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

June 11, 2021

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

Our Whistleblower Policy has been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2021 and 2020:

	(Dollars in millions)
Type of Service	Fiscal 2021	Fiscal 2020	Description of Services
(a) Audit Fees	2.3	2.2	Audit and review of financial statements
(b) Tax Fees	0.2	0.2	Tax returns, filing and advisory services
(c) All Other Fees	0.1	0.1	Other advisory services
Total	2.6	2.5

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In line with the Capital Allocation Policy announced in April 2018, based on the postal ballot which concluded on March 12, 2019, the shareholders approved the proposal of the above buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) (approximately $1,184 million) at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs) ($1,183 million). The Company funded the buyback from its free reserves.

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2021, our Board consists of nine members, a non-executive and non-independent Chairman, two of whom are executive or whole-time directors, while the remaining six are independent directors.

2.

The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

3.

The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two women independent directors as on March 31, 2021.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2021 consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 11, 2021	D. Sundaram Chairperson and Audit Committee Financial Expert	Bobby Parikh Member, Audit Committee	Michael Gibbs Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 11, 2021	Nilanjan Roy Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2021, expressed an unqualified opinion on the Group's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.8 to the consolidated financial statements, the Group changed its method of accounting for leases in fiscal 2020 due to the adoption of IFRS 16, Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Refer to Notes 1.5(a) and 2.11 to the consolidated financial statements

Critical Audit Matter Description

The Group’s contracts with customers include contracts with multiple products and services. The Group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgment.

In certain integrated services arrangements, contracts with customers include subcontractor services or third party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a critical audit matter and required a higher extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight line basis or using the percentage of completion method included the following, among others:

•

We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•	We selected a sample of contracts with customers and performed the following procedures:

-	Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

-

Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Revenue recognition - Fixed price contracts using the percentage of completion method - Refer to Notes 1.5(a) and 2.11 to the consolidated financial statements

Critical Audit Matter Description

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a critical audit matter as the estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

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

•	We selected a sample of fixed price contracts with customers measured using percentage-of-completion method and performed the following:

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

/s/Deloitte Haskins & Sells LLP

Bengaluru, India

June 11, 2021

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	2.1	3,380	2,465
Current investments	2.2	320	615
Trade receivables		2,639	2,443
Unbilled revenues	2.12	1,030	941
Prepayments and other current assets	2.4	912	739
Income tax assets	2.18	—	1
Derivative financial instruments	2.3	26	8
Total current assets		8,307	7,212
Non-current assets
Property, plant and equipment	2.7	1,863	1,810
Right of use assets	2.8	656	551
Goodwill	2.9	832	699
Intangible assets	2.9	283	251
Non-current investments	2.2	1,623	547
Unbilled revenues	2.12	81	—
Deferred income tax assets	2.18	150	231
Income tax assets	2.18	795	711
Other non-current assets	2.4	235	248
Total non-current assets		6,518	5,048
Total assets		14,825	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables		362	377
Lease liabilities	2.8	101	82
Derivative financial instruments	2.3	8	65
Current income tax liabilities	2.18	294	197
Client deposits		—	2
Unearned revenues		554	395
Employee benefit obligations		276	242
Provisions	2.6	97	76
Other current liabilities	2.5	1,572	1,321
Total current liabilities		3,264	2,757
Non-current liabilities
Lease liabilities	2.8	627	530
Deferred income tax liabilities	2.18	120	128
Employee benefit obligations		13	5
Other non-current liabilities	2.5	299	139
Total liabilities		4,323	3,559
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,245,146,114 (4,240,753,210) equity shares fully paid up, net of 15,514,732, (18,239,356) treasury shares each as at March 31, 2021 (March 31, 2020), respectively		332	332
Share premium		359	305
Retained earnings		12,087	11,014
Cash flow hedge reserve		2	(2)
Other reserves		908	594
Capital redemption reserve		17	17
Other components of equity		(3,263)	(3,614)
Total equity attributable to equity holders of the company		10,442	8,646
Non-controlling interests		60	55
Total equity		10,502	8,701
Total liabilities and equity		14,825	12,260
Commitments and contingent liabilities	2.6, 2.7, 2.8, 2.18 and 2.22

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2021	2020	2019
Revenues	2.11	13,561	12,780	11,799
Cost of sales		8,828	8,552	7,687
Gross profit		4,733	4,228	4,112
Operating expenses:
Selling and marketing expenses		624	664	638
Administrative expenses		784	840	778
Total operating expenses		1,408	1,504	1,416
Operating profit		3,325	2,724	2,696
Other income, net	2.16	297	395	411
Finance cost	2.8	26	24	—
Reduction in the fair value of Disposal Group held for sale	2.10	—	—	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10	—	—	(65)
Profit before income taxes		3,596	3,095	3,003
Income tax expense	2.18	973	757	803
Net profit		2,623	2,338	2,200
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability / asset, net	2.14 and 2.18	17	(24)	(3)
Equity instruments through other comprehensive income, net	2.2 and 2.18	16	(5)	10
		33	(29)	7
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	(14)	3	—
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	4	(5)	3
Foreign currency translation		333	(720)	(560)
		323	(722)	(557)
Total other comprehensive income/(loss), net of tax		356	(751)	(550)
Total comprehensive income		2,979	1,587	1,650
Profit attributable to:
Owners of the company		2,613	2,331	2,199
Non-controlling interests		10	7	1
		2,623	2,338	2,200
Total comprehensive income attributable to:
Owners of the company		2,968	1,582	1,649
Non-controlling interests		11	5	1
		2,979	1,587	1,650
Earnings per equity share
Basic (in $ per share)		0.62	0.55	0.51
Diluted (in $ per share)		0.61	0.55	0.51
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,242,416,665	4,257,754,522	4,347,130,157
Diluted (in shares)		4,250,732,467	4,265,144,228	4,353,420,772

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2018	2,173,312,301	190	247	11,587	244	9	—	(2,317)	9,960	—	9,960
Changes in equity for the year ended March 31, 2019
Net Profit	—	—	—	2,199	—	—	—	—	2,199	1	2,200
Re-measurement of the net defined benefit liability/asset* (Refer to Notes 2.14 and 2.18)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Equity instruments through other comprehensive income *(Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	10	10	—	10
Fair value changes on derivatives designated as cash flow hedge* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	3	—	3	—	3
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(560)	(560)	—	(560)
Total comprehensive income for the period	—	—	—	2,199	—	—	3	(553)	1,649	1	1,650
Shares issued on exercise of employee stock options - before bonus issue (Refer to Note 2.17)	392,528	—	—	—	—	—	—	—	—	—	—
Increase in share capital on account of Bonus issue (Refer to Note 2.15)(1)	2,173,704,829	150	—	—	—	—	—	—	150	—	150
Amounts utilized for bonus issue (Refer to Note 2.15)(1)	—	—	—	(150)	—	—	—	—	(150)	—	(150)
Shares issued on exercise of employee stock options - after bonus issue (Refer to Note 2.15)	1,196,804	—	1	—	—	—	—	—	1	—	1
Buyback of equity shares (Refer to Note 2.5 and 2.15)	(12,652,000)	(1)	—	(288)	—	—	—	—	(289)	—	(289)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(2)	—	—	—	—	(2)	—	(2)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(1)	—	1	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to Note 2.10)	—	—	—	—	—	—	—	—	—	8	8
Transfer to other reserves	—	—	—	(346)	346	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	206	(206)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	28	—	—	—	—	—	28	—	28
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends (including corporate dividend tax)(1)	—	—	—	(1,957)	—	—	—	—	(1,957)	—	(1,957)
Balance as of March 31, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 (Refer to Note 2.8)*	—	—	—	(6)	—	—	—	—	(6)	—	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the year ended March 31, 2020
Net profit	—	—	—	2,331	—	—	—	—	2,331	7	2,338
Re-measurement of the net defined benefit liability/asset* (Refer to Notes 2.14 and 2.18)	—	—	—	—	—	—	—	(24)	(24)	—	(24)
Equity instruments through other comprehensive income* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Fair value changes on investments, net*	—	—	—	—	—	—	—	3	3	—	3

Fair value changes on derivatives designated as cash flow hedge* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(718)	(718)	(2)	(720)
Total comprehensive income for the period	—	—	—	2,331	—	—	(5)	(744)	1,582	5	1,587
Shares issued on exercise of employee stock options - after bonus issue (Refer to Note 2.17)	2,666,014	—	1	—	—	—	—	—	1	—	1
Buyback of equity shares (Refer to Note 2.15)	(97,867,266)	(7)	—	(895)	—	—	—	—	(902)	—	(902)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(7)	—	7	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to Note 2.10)	—	—	—	—	—	—	—	—	—	46	46
Transfer to other reserves	—	—	—	(361)	361	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	151	(151)	—	—	—	—	—	—
Effect of modification of equity settled share-based payment awards to cash settled awards (Refer to Note 2.17)	—	—	(7)	(1)	—	—	—	—	(8)	—	(8)
Financial liability under option arrangements (Refer to Note 2.10)	—	—	—	(86)	—	—	—	—	(86)	—	(86)
Employee stock compensation expense (Refer to Note 2.17)	—	—	33	—	—	—	—	—	33	—	33
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends (including corporate dividend tax)(1)	—	—	—	(1,359)	—	—	—	—	(1,359)	—	(1,359)
Balance as of March 31, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701
Changes in equity for the year ended March 31, 2021
Net profit	—	—	—	2,613	—	—	—	—	2,613	10	2,623
Re-measurement of the net defined benefit liability/asset* (Refer to Notes 2.14 and 2.18)	—	—	—	—	—	—	—	17	17	—	17
Equity instruments through other comprehensive income* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	16	16	—	16
Fair value changes on investments, net*	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Fair value changes on derivatives designated as cash flow hedge* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	4	—	4	—	4
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	332	332	1	333
Total comprehensive income for the period	—	—	—	2,613	—	—	4	351	2,968	11	2,979
Shares issued on exercise of employee stock options (Refer to Note 2.17)	4,392,904	—	2	—	—	—	—	—	2	—	2
Effect of modification of share-based payment awards (Refer to Note 2.17)	—	—	12	—	—	—	—	—	12	—	12
Transfer to other reserves	—	—	—	(455)	455	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	141	(141)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	34	—	—	—	—	—	34	—	34
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6	—	6
Payment towards acquisition of minority interest	—	—	—	(4)	—	—	—	—	(4)	(3)	(7)
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends (1)	—	—	—	(1,222)	—	—	—	—	(1,222)	—	(1,222)
Balance as of March 31, 2021	4,245,146,114	332	359	12,087	908	17	2	(3,263)	10,442	60	10,502

*	net of taxes
(1)	net of treasury shares
(2)

excludes treasury shares of 15,514,732 as of March 31, 2021, 18,239,356 as of March 31, 2020 and 20,324,982 as of March 31, 2019 and 10,801,956 as of April 1, 2018, held by consolidated trust. The treasury shares as at March 31, 2018 has not been adjusted for the September 2018 bonus issue.

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

(Dollars in millions)
For the years ended March 31,	Note	2021	2020	2019
Operating activities:
Net profit		2,623	2,338	2,200
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	441	407	287
Interest and dividend income		(77)	(68)	(130)
Finance cost		26	24	—
Income tax expense	2.18	973	757	803
Effect of exchange rate changes on assets and liabilities		(8)	27	10
Impairment loss under expected credit loss model		25	23	34
Reduction in fair value of Disposal Group held for sale	2.10	—	—	39
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10	—	—	65
Stock compensation expense		45	34	29
Other adjustments		(13)	(20)	(15)
Changes in working capital
Trade receivables and unbilled revenues		(248)	(542)	(411)
Prepayments and other assets		(90)	70	(120)
Trade payables		(33)	(52)	131
Client deposits		—	(2)	(2)
Unearned revenues		138	21	48
Other liabilities and provisions		319	233	269
Cash generated from operations		4,121	3,250	3,237
Income taxes paid	2.18	(863)	(639)	(975)
Net cash provided by operating activities		3,258	2,611	2,262
Investing activities:
Expenditure on property, plant and equipment and intangibles		(285)	(465)	(349)
Loans to employees		—	—	2
Deposits placed with corporation		(28)	(15)	(3)
Interest and dividend received		70	52	79
Payment for acquisition of business, net of cash acquired	2.10	(165)	(252)	(77)
Payment of contingent consideration pertaining to acquisition of business		(21)	(1)	(3)
Advance payment towards acquisition of business	2.10	—	—	(30)
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(4,753)	(4,897)	(11,184)
Certificates of deposit		—	(156)	(342)
Commercial papers		—	—	(70)
Quoted debt securities		(1,555)	(363)	(145)
Equity and preference securities		—	(6)	(3)
Other investments		(3)	(4)	(3)
Proceeds on sale of Investments
Quoted debt securities		534	512	123
Equity and preference securities		10	4	16
Certificates of deposit		154	360	791
Commercial papers		—	72	43
Liquid mutual fund units and fixed maturity plan securities		4,909	4,873	10,965
Other investments		3	—	2
Escrow and other deposits pertaining to Buyback	2.4	—	37	(37)
Other payments		(6)	—	—
Other receipts		7	7	—
Net cash (used)/ generated in investing activities		(1,129)	(242)	(225)
Financing activities:
Payment of lease liabilities		(94)	(80)	—
Payment of dividends (including corporate dividend tax)		(1,226)	(1,359)	(1,956)
Payment of dividends to non-controlling interests of subsidiary		(3)	(5)	—
Shares issued on exercise of employee stock options		2	1	1
Payment towards purchase of non-controlling interest		(7)	—	—
Other receipts		11	—	—
Buyback of shares including transaction cost		—	(1,070)	(118)
Net cash used in financing activities		(1,317)	(2,513)	(2,073)
Net increase/(decrease) in cash and cash equivalents		812	(144)	(36)
Effect of exchange rate changes on cash and cash equivalents		103	(220)	(184)
Cash and cash equivalents at the beginning	2.1	2,465	2,829	3,049
Cash and cash equivalents at the end	2.1	3,380	2,465	2,829
Supplementary information:
Restricted cash balance	2.1	69	52	52

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited (“the Company” or “Infosys”) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the “Group”.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (“ADS”) representing equity shares are listed on the New York Stock Exchange (“NYSE”).

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on June 11, 2021.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

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

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the COVID-19 pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Group has, at the date of approval of these consolidated financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of the COVID-19 pandemic on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

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

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

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

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Note 2.18).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to Note 2.9 and 2.10).

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

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (“CGU”) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.9).

f. Leases

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’ operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts (Refer to Note 2.8).

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

h. Allowance for Credit Loss on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the COVID-19 pandemic.

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment:Proceeds before Intended Use

Amendments to IAS 37 Onerous Contracts:Cost of Fulfilling a Contract

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16:Interest Rate Benchmark Reform – Phase 2

Amendments to IAS 8, Accounting Policies, Changes in

Accounting, Estimates and Errors:Definition of Accounting Estimates

Amendments to IAS 1, Presentation of Financial Statements:Disclosure of Accounting Policies

Amendments to IAS 16

On May 14, 2020, IASB has issued an amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (“Amendments to IAS 16”) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for the adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 37

On May 14, 2020 IASB issued Onerous Contracts — Cost of Fulfilling a Contract (“Amendments to IAS 37”) which specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB has finalized its response to the ongoing reform of Inter-Bank Offered Rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.

The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2021, although early adoption is permitted.

The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 8

On February 12, 2021, IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Cash and bank deposits	2,745	1,624
Deposits with financial institutions	635	841
	3,380	2,465

Cash and cash equivalents as of March 31, 2021 and March 31, 2020 include restricted cash and bank balances of $69 million and $52 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Current investments
Fair value through profit and loss:
Liquid mutual funds
Fair value	205	278
Fixed Maturity Plan Securities
Fair value	—	65
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	115	123
Certificates of deposit
Fair value	—	149
	320	615
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	294	244
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	1,293	281
Unquoted equity and preference securities
Fair value	23	14
Fair value through profit and loss:
Unquoted Compulsorily convertible debentures
Fair value	1	—
Unquoted Preference securities
Fair value	2	1
Others:
Fair value	10	7
	1,623	547
Total Investments	1,943	1,162
Investment carried at amortized cost	294	244
Investments carried at fair value through other comprehensive income	1,431	567
Investments carried at fair value through profit and loss	218	351

Note:	Uncalled capital commitments outstanding as of March 31, 2021 and March 31, 2020 was $6 million and $8 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2021
	Gross	Tax	Net
Quoted debt securities	(17)	3	(14)
Unquoted equity and preference securities	19	(3)	16

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2020
	Gross	Tax	Net
Quoted debt securities	4	—	4
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	(4)	(1)	(5)

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2019
	Gross	Tax	Net
Quoted debt securities	1	—	1
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	9	1	10

Method of fair valuation:

(Dollars in millions)
		Fair value
		As at March 31
Class of investment	Method	2021	2020
Liquid mutual funds	Quoted price	205	278
Fixed Maturity Plan securities	Market observable inputs	—	65
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	347	284
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,408	404
Certificate of deposits	Market observable inputs	—	149
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	23	14
Unquoted equity and preference securities- carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	2	1
Unquoted compulsorily convertible debentures- carried at fair value through profit or loss	Discounted cash flows method	1	—
Others	Discounted cash flows method, Market multiples method, Option pricing model	10	7
		1,996	1,202

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

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenue with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2021 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,380	—	—	—	—	3,380	3,380
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	205	—	—	205	205
Quoted debt securities	294	—	—	—	1,408	1,702	1,755(1)
Unquoted equity and preference securities	—	—	2	23	—	25	25
Unquoted Compulsorily convertible debentures	—	—	1	—	—	1	1
Unquoted investments others	—	—	10	—	—	10	10
Trade receivables	2,639	—	—	—	—	2,639	2,639
Unbilled revenues (3) (Refer to Note 2.12)	489	—	—	—	—	489	489
Prepayments and other assets (Refer to Note 2.4)	544	—	—	—	—	544	531(2)
Derivative financial instruments	—	—	23	—	3	26	26
Total	7,346	—	241	23	1,411	9,021	9,061
Liabilities:
Trade payables	362	—	—	—	—	362	362
Lease liabilities	728	—	—	—	—	728	728
Derivative financial instruments	—	—	8	—		8	8
Financial liability under option arrangements (Refer to Note 2.10)	—	—	95	—	—	95	95
Other liabilities including contingent consideration (Refer to Note 2.5)	1,351	—	22	—	—	1,373	1,373
Total	2,441	—	125	—	—	2,566	2,566

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $13 million
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2020 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,465	—	—	—	—	2,465	2,465
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	278	—	—	278	278
Fixed maturity plan securities	—	—	65	—	—	65	65
Quoted debt securities	244	—	—	—	404	648	688(1)
Certificates of deposit	—	—	—	—	149	149	149
Unquoted equity and preference securities:	—	—	1	14	—	15	15
Unquoted investments others	—	—	7	—	—	7	7
Trade receivables	2,443	—	—	—	—	2,443	2,443
Unbilled revenues (3) (Refer to Note 2.12)	369	—	—	—	—	369	369
Prepayments and other assets (Refer to Note 2.4)	476	—	—	—	—	476	465(2)
Derivative financial instruments	—	—	7	—	1	8	8
Total	5,997	—	358	14	554	6,923	6,952
Liabilities:
Trade payables	377	—	—	—	—	377	377
Lease liabilities	612	—	—	—	—	612	612
Derivative financial instruments	—	—	62	—	3	65	65
Financial liability under option arrangements (Refer to Note 2.10)	—	—	82	—	—	82	82
Other liabilities including contingent consideration (Refer to Note 2.5)	1,054	—	45	—	—	1,099	1,099
Total	2,043	—	189	—	3	2,235	2,235

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $11 million
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2021:

(Dollars in millions)
	As of March 31, 2021	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	205	205	—	—
Investments in quoted debt securities (Refer to Note 2.2)	1,755	1,556	199	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	25	—	—	25
Investments in unquoted compulsorily convertible debentures (Refer to Note 2.2)	1	—	—	1
Investment in unquoted investments others (Refer to Note 2.2)	10	—	—	10
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	26	—	26	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	8	—	8	—
Financial liability under option arrangements (Refer to Note 2.10)	95	—	—	95
Liability towards contingent consideration (Refer to Note 2.5)*	22	—	—	22

*	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During fiscal 2021, quoted debt securities of $161 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $l4 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

Fair value hierarchy of assets and liabilities as of March 31, 2020:

(Dollars in millions)
	As of March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	—	—
Investments in fixed maturity plan securities (Refer to Note 2.2)	65	—	65	—
Investments in quoted debt securities (Refer to Note 2.2)	688	618	70	—
Investments in certificate of deposit (Refer to Note 2.2)	149	—	149	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	15	—	—	15
Investment in unquoted investments others (Refer to Note 2.2)	7	—	—	7
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	8	—	8	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	65	—	65	—
Financial liability under option arrangements (Refer to Note 2.10)	82	—	—	82
Liability towards contingent consideration (Refer to Note 2.5)*	45	—	—	45

*	Discounted contingent consideration at 8% to 14%

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

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Interest income on financial assets carried at amortized cost	161	181	201
Interest income on financial assets fair valued through other comprehensive income	55	46	92
Dividend income on investments carried at fair value through profit or loss	1	—	—
Gain / (loss) on investments carried at fair value through profit or loss	10	26	24
Gain / (loss) on investments carried at fair value through other comprehensive income	11	6	—
	238	259	317

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

Market risk

The Group operates internationally, and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2021:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,140	466	181	167	232	3,186
Net financial liabilities	(957)	(352)	(85)	(110)	(187)	(1,691)
Total	1,183	114	96	57	45	1,495

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2020:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	1,969	378	183	109	226	2,865
Net financial liabilities	(804)	(231)	(88)	(44)	(134)	(1,301)
Total	1,165	147	95	65	92	1,564

For the years ended March 31, 2021, 2020 and 2019, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.47%, 0.45% and 0.47%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2021		March 31, 2020
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	92	70	110	67
In Euro	165	194	120	131
In United Kingdom Pound Sterling	35	48	21	26
Other derivatives
Forward contracts
In Australian dollars	—	—	2	1
In Brazilian Real	—	—	57	14
In Canadian dollars	33	26	21	15
In Chinese Yuan	105	16	210	30
In Czech Koruna	313	14	—	—
In Euro	171	201	191	208
In New Zealand dollars	16	11	16	10
In Norwegian Krone	25	3	40	4
In Poland złoty	—	—	92	22
In Philippine Peso	800	16	—	—
In Romanian Leu	10	2	20	4
In Singapore dollars	241	194	177	126
In Swedish Krona	—	—	50	5
In Swiss Franc	27	29	1	1
In U.S. Dollars	1,139	1,139	1,048	1,048
In United Kingdom Pound Sterling	28	39	50	62
Option contracts
In Euro	65	76	—	—
In U.S. Dollars	404	404	555	555
		2,482		2,329

The Group recognized a net gain of $84 million, net loss of $57 million and net gain of $35 million on derivative financial instruments not designated as cash flow hedges for fiscal 2021, 2020 and 2019, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Not later than one month	842	752
Later than one month and not later than three months	1,104	1,153
Later than three months and not later than one year	536	424
	2,482	2,329

During fiscal 2021, 2020 and 2019, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2021 are expected to occur and reclassified to statement of comprehensive income within three months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2021	Year ended March 31, 2020
Gain / (Loss)
Balance at the beginning of the period	(2)	3
Gain / (Loss) recognized in other comprehensive income during the period	(16)	3
Amount reclassified to profit or loss during the period	21	(10)
Tax impact on above	(1)	2
Balance at the end of the period	2	(2)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2021		March 31, 2020
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	28	(10)	11	(68)
Amount set off	(2)	2	(3)	3
Net amount presented in balance sheet	26	(8)	8	(65)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,639 million and $2,443 million as of March 31, 2021 and March 31, 2020, respectively and unbilled revenue amounting to $1,111 million and $941 million as of March 31, 2021 and March 31, 2020, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

	(In %)
	Year ended March 31,
	2021	2020	2019
Revenue from top customer	3.2	3.1	3.6
Revenue from top ten customers	18.1	19.2	19.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances was $25 million, $23 million and $34 million for fiscal 2021, 2020 and 2019, respectively.

Movement in credit loss allowance

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Balance at the beginning	93	91	69
Translation differences	2	(7)	(2)
Impairment loss recognized / (reversed)	25	23	34
Write offs	(17)	(14)	(10)
Balance at the end	103	93	91

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Trade receivables	2,639	2,443
Unbilled revenues	1,111	941

Days Sales Outstanding (DSO) as of March 31, 2021 and March 31, 2020 was 71 days and 69 days, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of these consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non-convertible debentures, certificates of deposit, commercial papers and government securities. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and investments and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2021, the Group had a working capital of $5,043 million including cash and cash equivalents of $3,380 million and current investments of $320 million. As of March 31, 2020, the Group had a working capital of $4,455 million including cash and cash equivalents of $2,465 million and current investments of $615 million.

As at March 31, 2021, and March 31, 2020, the outstanding employee benefit obligations were $289 million and $247 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2021:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	362	—	—	—	362
Other liabilities (excluding liabilities towards contingent consideration - Refer to Note 2.5)	1,264	56	27	4	1,351
Financial liability under option arrangements - (Refer to Note 2.10)	—	84	11	—	95
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	10	10	5	—	25

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2020:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	377	—	—	—	377
Other liabilities (excluding liabilities towards contingent consideration - Refer to Note 2.5)	1,050	3	1	—	1,054
Financial liability under option arrangements - (Refer to Note 2.10)	—	—	82	—	82
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	29	10	9	—	48

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Current
Rental deposits	4	4
Security deposits	1	1
Loans to employees	22	32
Prepaid expenses (1)	159	128
Interest accrued and not due	85	62
Withholding taxes and others (1)	286	209
Advance payments to vendors for supply of goods (1)	19	19
Deposit with corporation	276	237
Deferred contract cost (1)	9	4
Net investment in sublease of right of use asset (Refer to Note 2.8)	5	5
Other non-financial assets (1)	—	4
Other financial assets	46	34
Total Current prepayment and other assets	912	739
Non-current
Loans to employees	4	3
Security deposits	7	7
Deposits with corporation	6	7
Defined benefit plan assets (Refer to Note 2.14) (1)	3	20
Prepaid expenses (1)	11	11
Deferred contract cost (1)	20	13
Withholding taxes and others (1)	96	103
Net investment in sublease of right of use asset (Refer to Note 2.8)	48	53
Rental deposits	30	29
Other financial assets	10	2
Total Non- current prepayment and other assets	235	248
Total prepayment and other assets	1,147	987
Financial assets in prepayments and other assets	544	476

(1)	Non-financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Current
Accrued compensation to employees	550	391
Accrued defined benefit plan liability (Refer to Note 2.14) (1)	1	9
Accrued expenses	612	518
Withholding taxes and others (1)	297	232
Retention money	2	10
Liabilities of controlled trusts	27	25
Liability towards contingent consideration (Refer to Note 2.10)	10	29
Capital creditors	51	37
Other non-financial liabilities (1)	1	1
Other financial liabilities	21	69
Total Current other liabilities	1,572	1,321
Non-current
Liability towards contingent consideration (Refer to Note 2.10)	12	16
Accrued compensation to employees	—	3
Accrued expenses	78	—
Accrued defined benefit liability (Refer to Note 2.14) (1)	44	28
Deferred income - government grants (1)	8	6
Deferred income (1)	2	3
Financial liability under option arrangements (Refer to Note 2.10)	95	82
Withholding taxes and others (1)	50	—
Other financial liabilities	10	1
Total Non-current other liabilities	299	139
Total other liabilities	1,871	1,460
Financial liabilities included in other liabilities	1,468	1,181
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	25	48

(1)	Non-financial liabilities

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

Provisions comprise the following:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Provision for post sales client support and other provisions	97	76
	97	76

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2021
Balance at the beginning	76
Translation differences	—
Provision recognized / (reversed)	41
Provision utilized	(20)
Balance at the end	97

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2021, and March 31, 2020, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18) amounted to $82 million (₹599 crore) and $30 million (₹230 crore), respectively.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2021:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2020	174	1,324	621	882	381	6	3,388
Additions	11	70	39	156	26	—	302
Additions- Business Combinations (Refer to Note 2.10)	—	—	—	1	—	—	1
Deletions	—	—	(4)	(29)	(6)	—	(39)
Translation difference	6	51	23	35	15	—	130
Gross carrying value as of March 31, 2021	191	1,445	679	1,045	416	6	3,782
Accumulated depreciation as of April 1, 2020	—	(434)	(418)	(646)	(243)	(4)	(1,745)
Depreciation	—	(52)	(63)	(129)	(47)	(1)	(292)
Accumulated depreciation on deletions	—	—	4	27	6	—	37
Translation difference	—	(17)	(15)	(23)	(10)	1	(64)
Accumulated depreciation as of March 31, 2021	—	(503)	(492)	(771)	(294)	(4)	(2,064)
Capital work-in-progress as of March 31, 2021							145
Carrying value as of March 31, 2021	191	942	187	274	122	2	1,863
Capital work-in-progress as of April 1, 2020							167
Carrying value as of April 1, 2020	174	890	203	236	138	2	1,810

Following are the changes in the carrying value of property, plant and equipment for fiscal 2020:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2019	276	1,291	572	855	323	5	3,322
Additions	2	149	106	131	95	1	484
Additions- Business Combinations (Refer to Note 2.10)	—	—	—	9	2	—	11
Deletions	—	—	(2)	(25)	(5)	—	(32)
Reclassified on account of adoption of IFRS 16 (Refer to Note 2.8)	(88)	—	—	—	—	—	(88)
Translation difference	(16)	(116)	(55)	(88)	(34)	—	(309)
Gross carrying value as of March 31, 2020	174	1,324	621	882	381	6	3,388
Accumulated depreciation as of April 1, 2019	(5)	(423)	(390)	(616)	(225)	(3)	(1,662)
Depreciation	—	(50)	(67)	(121)	(47)	(1)	(286)
Accumulated depreciation on deletions	—	—	2	25	5	—	32
Reclassified on account of adoption of IFRS 16 (Refer to Note 2.8)	5	—	—	—	—	—	5
Translation difference	—	39	37	66	24		166
Accumulated depreciation as of March 31, 2020	—	(434)	(418)	(646)	(243)	(4)	(1,745)
Capital work-in-progress as of March 31, 2020							167
Carrying value as of March 31, 2020	174	890	203	236	138	2	1,810
Capital work-in-progress as of April 1, 2019							271
Carrying value as of April 1, 2019	271	868	182	239	98	2	1,931

Following are the changes in the carrying value of property, plant and equipment for fiscal 2019:

						(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	8	132	98	173	58	1	470
Additions- Business Combinations (Refer to Note 2.10)	—	—	1	4	2	—	7
Deletions	(7)	(17)	(15)	(35)	(9)	—	(83)
Reclassified from assets held for sale (Refer to Note 2.10)	—	—	—	6	4	—	10
Translation difference	(17)	(71)	(30)	(42)	(17)	(1)	(178)
Gross carrying value as of March 31, 2019	276	1,291	572	855	323	5	3,322
Accumulated depreciation as of April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	(1)	(45)	(62)	(109)	(37)	(1)	(255)
Accumulated depreciation on deletions	—	15	12	23	6	—	56
Reclassified from assets held for sale (Refer to Note 2.10)	—	—	—	(4)	(3)	—	(7)
Translation difference	1	24	19	31	12	1	88
Accumulated depreciation as of March 31, 2019	(5)	(423)	(390)	(616)	(225)	(3)	(1,662)
Capital work-in-progress as of March 31, 2019							271
Carrying value as of March 31, 2019	271	868	182	239	98	2	1,931
Capital work-in-progress as of April 1, 2018							311
Carrying value as of April 1, 2018	287	830	159	192	82	2	1,863

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

The contractual commitments for capital expenditure primarily comprise of commitments for infrastructure facilities and computer equipments aggregating to $100 million and $180 million as of March 31, 2021 and March 31, 2020, respectively.

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

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives for the year ended March 31, 2019 have not been retrospectively adjusted and therefore, continues to be reported under the accounting policies included as part of our financial statements included in Form 20-F for the year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of ROU asset of $420 million, 'Net investment in sublease of ROU assets of $62 million and lease liabilities of $520 million. The cumulative effect of applying the standard, amounting to $6 million was debited to retained earnings, net of taxes. The effect of this adoption in fiscal 2020 is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2020	83	461	2	5	551
Additions*	1	168	1	19	189
Deletions	—	(20)	—	—	(20)
Depreciation	(1)	(80)	(1)	(4)	(86)
Translation difference	3	16	1	2	22
Balance as of March 31, 2021	86	545	3	22	656

*	Net of lease incentives of $12 million related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2019	—	419	1	—	420
Reclassified on account of adoption of IFRS 16	92	—	—	—	92
Additions*	—	148	—	7	155
Additions through business combination (Refer to Note 2.10)	—	26	2	—	28
Deletions	—	(18)	—	—	(18)
Depreciation	(1)	(75)	(1)	(1)	(78)
Translation difference	(8)	(39)	—	(1)	(48)
Balance as of March 31, 2020	83	461	2	5	551

*	Net of lease incentives of $16 million related to lease of buildings

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Current lease liabilities	101	82
Non-current lease liabilities	627	530
Total	728	612

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2021	2020
Balance at the beginning	612	520
Additions	204	172
Additions through business combination (Refer to Note 2.10)	—	32
Finance cost accrued during the period	24	24
Deletions	(23)	(20)
Payment of lease liabilities	(111)	(90)
Translation difference	22	(26)
Balance at the end	728	612

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Less than one year	119	105
One to five years	412	344
More than five years	306	274
Total	837	723

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $11 million and $13 million for fiscal 2021 and fiscal 2020, respectively.

The following is the movement in the net-investment in sublease of ROU asset:

(Dollars in millions)
	Year ended March 31,
	2021	2020
Balance at the beginning	58	62
Interest income accrued during the period	2	2
Lease receipts	(7)	(6)
Balance at the end	53	58

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Less than one year	7	7
One to five years	30	29
More than five years	25	32
Total	62	68

Leases not yet commenced as of March 31, 2021 to which Group is committed is $25 million for a lease term ranging from 5 years to 10 years.

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

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Carrying value at the beginning	699	512
Goodwill on HIPUS acquisition (Refer to Note 2.10)	—	16
Goodwill on Stater acquisition (Refer to Note 2.10)	—	57
Goodwill on Simplus acquisition (Refer to Note 2.10)	—	130
Goodwill on acquisitions during the year (Refer to Note 2.10)	102	—
Translation differences	31	(16)
Carrying value at the end	832	699

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2021 and March 31, 2020:

(Dollars in millions)
	As of
Segments	March 31, 2021	March 31, 2020
Financial services	186	167
Retail	109	66
Communication	82	62
Energy, utilities, Resources and Services	143	117
Manufacturing	67	50
	587	462
Operating segments without significant goodwill	127	102
Total	714	564

The goodwill pertaining to Panaya is tested for impairment at the entity level as at March 31, 2021 and amounts to $118 million.

The goodwill pertaining to Panaya, Kallidus and Skava are tested for impairment at the respective entity level, amounting to $135 million as at March 31, 2020.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2021	March 31, 2020
Long term growth rate	8-10	7-10
Operating margins	19-21	17-20
Discount rate	11.7	11.9

The above discount rate is based on the Weighted Average Cost of Capital of the Company. As at March 31, 2021, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to the COVID-19 pandemic is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2021:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2020	248	92	32	54	426
Additions during the period	—	14	—	—	14
Acquisition through business combination (Refer to Note 2.10)	24	4	8	36	72
Translation differences	10	2	—	1	13
Gross carrying value as of March 31, 2021	282	112	40	91	525
Accumulated amortization as of April 1, 2020	(100)	(59)	(9)	(7)	(175)
Amortization expense	(37)	(7)	(5)	(14)	(63)
Translation differences	(2)	(1)	—	(1)	(4)
Accumulated amortization as of March 31, 2021	(139)	(67)	(14)	(22)	(242)
Carrying value as of March 31, 2021	143	45	26	69	283
Carrying value as of April 1, 2020	148	33	23	47	251
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	1-9	1-7

*	Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2020:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2019	136	64	10	14	12	236
Additions during the period	—	13	—	—	—	13
Acquisition through business combination (Refer to Note 2.10)	116	16	—	18	43	193
Reclassified on account of adoption of IFRS 16	—	—	(10)	—	—	(10)
Translation differences	(4)	(1)	—	—	(1)	(6)
Gross carrying value as of March 31, 2020	248	92	—	32	54	426
Accumulated amortization as of April 1, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Amortization expense	(21)	(15)	—	(3)	(4)	(43)
Reclassified on account of adoption of IFRS 16	—	—	1	—	—	1
Translation differences	2	—	—	—	1	3
Accumulated amortization as of March 31, 2020	(100)	(59)	—	(9)	(7)	(175)
Carrying value as of March 31, 2020	148	33	—	23	47	251
Carrying value as of April 1, 2019	55	20	9	8	8	100
Estimated Useful Life (in years)	1-15	3-10	—	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	—	1-10	1-5

*	Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2019:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2018	68	3	11	4	4	90
Additions during the period	—	1	—	—	—	1
Acquisition through business combination (Refer to Note 2.10)	47	—	—	5	9	61
Reclassified under assets held for sale (Refer to Note 2.10)	24	60	—	6	—	90
Translation differences	(3)	—	(1)	(1)	(1)	(6)
Gross carrying value as of March 31, 2019	136	64	10	14	12	236
Accumulated amortization as of April 1, 2018	(44)	(3)	(1)	(2)	(2)	(52)
Amortization expense	(16)	(13)	—	(1)	(2)	(32)
Reduction in value (Refer to Note 2.10)	(13)	—	—	—	—	(13)
Reclassified under assets held for sale (Refer to Note 2.10)	(9)	(28)	—	(3)	—	(40)
Translation differences	1	—	—	—	—	1
Accumulated amortization as of March 31, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Carrying value as of March 31, 2019	55	20	9	8	8	100
Carrying value as of April 1, 2018	24	—	10	2	2	38
Estimated Useful Life (in years)	1-10	3-8	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	42	2-8	2-3

*	Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2021, 2020 and 2019 were $127 million, $117 million and $110 million, respectively.

2.10 Business combinations and Disposal group held for sale

a.	Business combinations

Accounting Policy:

Business combinations are accounted using the acquisition method.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Comprehensive Income.

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

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisitions during the year ended March 31, 2021

During fiscal 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in:

(i)	GuideVision, s.r.o a ServiceNow Elite Partner based in Europe on October 1, 2020

(ii)	Kaleidoscope Animations, Inc., a U.S. based product design and development services focused primarily on medical devices on October 9, 2020 and

(iii)

Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the United States, and a leader in digital customer experience, commerce and analytics, on October 27, 2020

The purchase price is allocated to assets acquired and liabilities assumed at fair values on the dates of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	18	—	18
Intangible Assets
Vendor Relationships	—	36	36
Customer Contracts and Relationships	—	24	24
Brand	—	8	8
Software	—	4	4
Deferred tax liabilities on intangible assets	—	(3)	(3)
	18	69	87
Goodwill			102
Total purchase price			189

*Includes cash and cash equivalents acquired of $11 million

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes value expected from increase in revenues from new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to $70 million is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.9.

The purchase consideration of $189 million includes cash of $176 million and contingent consideration with a fair value of $13 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was $16 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is $15 million as of acquisition date and as of March 31, 2021 the amounts are substantially collected.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2021.

Acquisitions during the year ended March 31, 2020

HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the ownership and voting interests in Hitachi Procurement Service Co., Ltd., (“HIPUS”), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately $30 million). The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020 is 81%. The non-controlling shareholders of HIPUS have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

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

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of up to Euro 154 Million (approximately $171 Million). The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020 is 75%. The Group has a call option to acquire the remaining shareholdings held by non-controlling interests in Stater. The non-controlling shareholders of Stater also have a put option which, if exercised, would require the Group to purchase the remaining shares in Stater. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

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

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	78	—	78
Intangible assets
Customer Contracts and Relationships	—	79	79
Technology	—	16	16
Brand	—	3	3
Deferred tax liabilities on intangible assets	—	(20)	(20)
	78	78	156
Goodwill			57
Less: Non-controlling interest			(42)
Total purchase price			171

*	Includes cash and cash equivalents acquired of $73 million

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $11 million and the amount is substantially collected.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2020.

Outbox Systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $200 million, comprising of cash consideration of $180 million, contingent consideration of up to $20 million.

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

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	3	—	3
Intangible assets
Customer Contracts and Relationships	—	20	20
Salesforce Relationships	—	43	43
Brand	—	15	15
Deferred tax liabilities on intangible assets	—	(20)	(20)
	3	58	61
Goodwill			130
Total purchase price			191
*	Includes cash and cash equivalents acquired of $1 million

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Component	Purchase price allocated
Cash consideration	180
Fair value of contingent consideration	11
191

The gross amount of trade receivables acquired and its fair value is approximately $10 million and the amount is fully recoverable.

Additionally, this acquisition has retention payouts of up to $50 million payable to the employees of the acquiree over the next three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive Income over the period of service.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for fiscal 2020.

Acquisitions during the year ended March 31, 2019

During the year ended March 31, 2019 the Group, completed three business combinations:

(i)	by acquiring 100% voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency on May 22, 2018

(ii)	by acquiring 100% of voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services on October 11, 2018 and

(iii)	by acquiring 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company on November 16, 2018

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets*	20	—	20
Intangible assets
Customer Contracts and Relationships	—	47	47
Vendor Relationships	—	8	8
Brand / Trade name	—	5	5
Deferred tax liabilities on intangible assets	—	(8)	(8)
	20	52	72
Goodwill			57
Less: Non-controlling interest			(7)
Total purchase price			122

*	Includes cash and cash equivalents acquired of $21 million.

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

Goodwill amounting to $32 million is not tax deductible.

The purchase consideration of $122 millionincludes cash consideration of $98 million and contingent consideration with an estimated fair value of $24 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 9% to 16%. The undiscounted value of contingent consideration as of March 31, 2021 was $8 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next three years, subject to their continuous employment with the group. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is $13 million as of acquisition date and as of March 31, 2021 the amounts are substantially collected.

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

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

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

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

Revenues for fiscal 2021, 2020 and 2019 are as follows:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Revenue from software services	12,604	12,003	11,184
Revenue from products and platforms	957	777	615
	13,561	12,780	11,799

The Group has evaluated the impact of the COVID–19 pandemic on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements; and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of the COVID–19 pandemic is not significant based on these estimates. Due to the nature of the COVID-19 pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2021							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,636	1,313	916	935	692	1,086	638	104	8,320
Europe	865	562	390	605	535	22	272	29	3,280
India	212	8	31	5	7	40	2	87	392
Rest of the world	686	108	366	147	41	7	15	199	1,569
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Revenue by offerings
Digital	2,100	1,040	874	821	617	562	408	155	6,577
Core	2,299	951	829	871	658	593	519	264	6,984
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561

Year ended March 31, 2020							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,358	1,298	1,033	908	722	920	537	79	7,855
Europe	842	558	271	592	503	27	267	25	3,085
India	184	7	27	2	12	29	6	66	333
Rest of the world	645	113	356	150	48	5	12	178	1,507
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Revenue by offerings
Digital	1,626	867	681	631	489	357	260	97	5,008
Core	2,403	1,109	1,006	1,021	796	624	562	251	7,772
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780

Year ended March 31, 2019							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,290	1,255	796	838	619	844	438	61	7,141
Europe	698	548	271	507	499	15	287	22	2,847
India	172	3	8	—	12	20	2	75	292
Rest of the world	618	129	413	138	33	3	16	169	1,519
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Revenue by offerings
Digital	1,180	673	516	437	347	297	185	50	3,685
Core	2,598	1,262	972	1,046	816	585	558	277	8,114
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenues are based on the domicile of customer

The percentage of revenue from fixed price contracts for each of fiscal 2021, 2020 and 2019 is approximately 50%.

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

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia – Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish – insurance platform.

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

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time & material contracts and fixed price maintenance contracts are classified as a financial asset when the right to consideration is unconditional and is due only after a passage of time.

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

During fiscal 2021, 2020 and 2019, the Group recognized revenue of $336 million, $341 million and $319 million, respectively, arising from opening unearned revenue as of April 1, 2020, April 1, 2019 and April 1, 2018.

During fiscal 2021, 2020 and 2019, $515 million, $418 million and $474 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2020, April 1, 2019 and April 1, 2018, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time & material basis and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2021, other than those meeting the exclusion criteria mentioned above, is $9,560 million. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020 is $7,391 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
	As at
	March 31, 2021	March 31, 2020
Unbilled financial asset (1)	489	369
Unbilled non-financial asset (2)	622	572
	1,111	941

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Employee benefit costs	7,493	7,168	6,468
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	441	407	287
Travelling costs	75	382	348
Cost of technical sub-contractors	957	945	860
Cost of software packages for own use	165	146	133
Third party items bought for service delivery to clients	406	235	231
Operating lease payments	—	—	83
Consultancy and professional charges	171	187	189
Communication costs	86	74	67
Repairs and maintenance	190	222	188
Rates and Taxes	35	27	27
Provision for post-sales client support	5	—	—
Power and fuel	19	32	32
Commission to non-whole time directors	1	1	1
Branding and marketing expenses	48	74	69
Impairment loss recognized / (reversed) under expected credit loss model	25	24	35
Insurance charges	18	13	10
Contribution towards Corporate Social Responsibility	59	54	38
Short-term leases (Refer to Note 2.8)	11	13	—
Others	31	52	37
Total cost of sales, selling and marketing expenses and administrative expenses	10,236	10,056	9,103

Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

2.14 Employee benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees, majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by India Law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

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

Superannuation

Certain employees of Infosys and its Indian subsidiaries are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

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

2.14.1 Gratuity and Pensions

The following tables set out the funded status of the Indian gratuity plans and the amounts recognized in the Group’s financial statements as of March 31, 2021 and March 31, 2020:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	185	195
Service cost	28	25
Interest expense	12	13
Remeasurements - Actuarial losses / (gains)	4	(11)
Benefits paid	(14)	(20)
Translation differences	7	(17)
Benefit obligations at the end	222	185
Change in plan assets
Fair value of plan assets at the beginning	201	197
Interest Income	13	14
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	2
Contributions	10	27
Benefits paid	(13)	(19)
Translation differences	7	(20)
Fair value of plan assets at the end	220	201
Funded status - Prepaid defined benefit plan asset / (Accrued defined benefit plan liability)	(2)	16

Net gratuity cost for fiscal 2021, 2020 and 2019 comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Service cost	28	25	23
Net interest on the net defined benefit liability / asset	(1)	(1)	(1)
Net gratuity cost	27	24	22

Amount for fiscal 2021, 2020 and 2019 recognized in statement of other comprehensive income:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	4	(11)	5
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(2)	(2)	(1)
Total	2	(13)	4

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
(Gain) / loss from change in demographic assumptions	—	—	—
(Gain) / loss from change in financial assumptions	2	(8)	4
(Gain) / loss from change in experience adjustments	2	(3)	1
	4	(11)	5

The gratuity cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Cost of sales	24	21	20
Selling and marketing expenses	2	2	1
Administrative expenses	1	1	1
	27	24	22

The weighted-average assumptions used to determine benefit obligations as of March 31, 2021 and March 31, 2020 are set out below:

	As of
	March 31, 2021	March 31, 2020
Discount rate	6.1%	6.2%
Weighted average rate of increase in compensation levels	6.0%	6.0%
Weighted average duration of defined benefit obligation	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2021, 2020 and 2019 are set out below:

	Year ended March 31,
	2021	2020	2019
Discount rate for the year	6.2%	7.1%	7.5%
Weighted average rate of increase in compensation levels	6.0%	8.0%	8.0%

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

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Trustees administer contributions made to the trust as at March 31, 2021 and March 31, 2020, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for fiscal 2021, 2020 and 2019 was $15 million, $16 million and $14 million, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(Dollars in millions)
Impact from one percentage point increase / decrease in	As at March 31, 2021
Discount rate	11
Weighted average rate of increase in compensation levels	9

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $31 million to the gratuity trusts during fiscal 2022.

Maturity profile of defined benefit obligation:

(Dollars in millions)
Within 1 year	34
1 - 2 year	34
2 - 3 year	35
3 - 4 year	37
4 - 5 year	39
5 - 10 years	185

The Group also operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2021, the defined benefit obligation is $111 million, fair value of plan assets is $94 million, resulting in recognition of a net liability of $17 million.

2.14.2 Superannuation

The Group contributed $35 million, $34 million and $31 million to the superannuation plan during fiscal 2021, 2020 and 2019, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Cost of sales	31	30	28
Selling and marketing expenses	3	3	2
Administrative expenses	1	1	1
	35	34	31

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

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020:

		(Dollars in millions)
	As at
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	973	866
Service cost - employer contribution	57	57
Employee contribution	110	121
Interest expense	82	79
Actuarial (gains) / loss	(4)	30
Benefits paid	(121)	(94)
Translation differences	36	(86)
Benefit obligations at the end	1,133	973
Change in plan assets
Fair value of plan assets at the beginning	940	866
Interest income	80	79
Remeasurements- Return on plan assets excluding amounts included in interest income	17	(5)
Contributions (employer and employee)	162	178
Benefits paid	(121)	(94)
Translation differences	35	(84)
Fair value of plan assets at the end	1,113	940
Accrued defined benefit plan liability	(20)	(33)

Amount for fiscal 2021 and fiscal 2020 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2021	2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(4)	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(17)	5
	(21)	35

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2021	March 31, 2020
Government of India (GOI) bond yield (1)	6.1%	6.2%
Expected rate of return on plan assets	8.0%	8.0%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.50%	8.50%

(1)

In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2021 and March 31, 2020 are as follows:

	As of
	March 31, 2021	March 31, 2020
Central and State Government bonds	54%	49%
Public sector undertakings and Private sector bonds	40%	48%
Others	6%	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2021, the defined benefit obligation would be affected by approximately $11 million and $16 million on account of a 0.25% increase / decrease, respectively in the expected rate of return on plan assets.

The Group contributed $90 million, $90 million and $78 million to the provident fund during fiscal 2021, 2020 and 2019, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Cost of sales	80	80	69
Selling and marketing expenses	7	7	6
Administrative expenses	3	3	3
	90	90	78

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Salaries and bonus (1)	7,322	7,020	6,338
Defined contribution plans	48	48	44
Defined benefit plans	123	100	86
	7,493	7,168	6,468

(1)	Includes stock compensation expense of $45 million, $34 million and $29 million for fiscal 2021, 2020 and 2019, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Cost of sales	6,671	6,406	5,780
Selling and marketing expenses	548	510	462
Administrative expenses	274	252	226
	7,493	7,168	6,468

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

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

15,514,732 and 18,239,356 shares were held by controlled trust, as of March 31, 2021 and March 31, 2020, respectively.

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

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction.

Capital Allocation Policy

The Company's past policy was to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any.

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buyback issued shares. As of March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Proposed Buyback Announced in April 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) (approximately $1,227 million*) at a price not exceeding ₹1,750 per share (Maximum Buyback Price) (approximately $23.3 per share), subject to shareholders' approval in the ensuing Annual General Meeting expected to be held on June 19, 2021.

*USD-INR rate of 75.00

Buyback completed in August 2019

Based on the postal ballot which concluded on March 12, 2019 the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (approximately $1,184 million) at a price not exceeding ₹800 per share.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs) ($1,183 million). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of $8 million equal to the nominal value of the above shares bought back as an appropriation from general reserve.

Bonus issue during fiscal 2019

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

2.15.2 Dividends

Accounting policy

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The following table provides details of per share dividend recognized during fiscal 2021, 2020 and 2019:

	Fiscal 2021	Fiscal 2020	Fiscal 2019(2)
Dividend per Equity Share (₹)
Interim dividend(3)	12.00	8.00	7.00
Final dividend(4)	9.50	10.50	10.25
Special dividend(5)	—	—	9.00
Dividend per Equity Share/ADS ($) (1)
Interim dividend(3)	0.16	0.11	0.10
Final dividend(4)	0.13	0.15	0.16
Special dividend(5)	—	—	0.14

(1)	Converted at the monthly exchange rate in the month of declaration of dividend
(2)	Adjusted for September 2018 bonus share issue, wherever applicable
(3)	Represents interim dividend for the respective fiscal year
(4)	Represents final dividend for the preceding fiscal year
(5)

Represents special dividend of ₹5/- per share (approximately $0.08 per share) declared in fiscal 2018 and special dividend of ₹4/- per equity share (approximately $0.06 per share) declared in fiscal 2019

During fiscal 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of approximately $1,226 million (Rupees 9,120 crore) (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 14, 2021 recommended a final dividend of ₹15/- per equity share (approximately $0.20 per equity share*) for fiscal 2021. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company expected to be held on June 19, 2021. This final dividend if approved by shareholders would result in a net cash outflow of approximately $849 million (excluding dividend paid on treasury shares).

*USD-INR rate of 75.00

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

2.16 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Interest income on financial assets carried at amortized cost	161	181	201
Interest income on financial assets fair valued through other comprehensive income	55	46	92
Dividend income on investments carried at fair value through profit or loss	1	—	—
Gain / (loss) on investments carried at fair value through profit or loss	10	26	24
Gain / (loss) on investments carried at fair value through other comprehensive income	11	6	—
Interest income on income tax refund	1	37	7
Exchange gains / (losses) on forward and options contracts	75	(66)	27
Exchange gains / (losses) on translation of other assets and liabilities	(47)	139	18
Others	30	26	42
	297	395	411

2.17 Employees' Stock Option Plans (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair- value of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

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

Controlled trust holds 15,514,732 and 18,239,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 Plan, out of which, 200,000 and 200,000 equity shares have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020, respectively.

The following is the summary of grants made during fiscal 2021, 2020 and 2019 under the 2015 Plan and 2019 Plan:

	Fiscal 2021	Fiscal 2020	Fiscal 2019
2015 Plan
RSU - Equity settled
KMPs	457,151	506,526	696,480
Employees other than KMPs	2,203,460	3,347,650	3,644,220
	2,660,611	3,854,176	4,340,700

RSU - Incentive units (cash settled)
KMPs	—	180,400	—
Other employees	115,250	475,740	74,090
	115,250	656,140	74,090
2019 Plan
Equity settled Performance based RSU
KMPs	311,808	352,793	—
Employees other than KMPs	1,284,600	1,738,500	—
	1,596,408	2,091,293	—

Total grants	4,372,269	6,601,609	4,414,790

Information in the table above is adjusted for September 2018 bonus issue, wherever applicable.

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Under the 2015 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $2 million) for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSUs were granted effective May 2, 2020.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.44 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 25,775 RSUs was made effective February 1, 2021.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.35 million) for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSUs were granted effective May 2, 2020.

COO and Whole-time director

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹4 crore (approximately $0.50 million) for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance-based RSUs were granted effective May 2, 2020.

Other KMPs

Under the 2015 Plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020.  The performance based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 13,879 RSUs to other KMPs under the 2015 Plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 213,400 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 Plan:

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grants of 106,000 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 27, 2021. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Granted to:
KMP	10	8	5
Employees other than KMP	35	26	24
Total	45	34	29
Cash settled stock compensation expense included in the above	11	1	1

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards were accounted as a modification and the fair value on the date of modification of $12 million is recognized as equity with a corresponding adjustment to financial liability.

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

As at March 31, 2021 and March 31, 2020, cash settled options outstanding (net of forfeitures) were 387,088 and 1,756,521, respectively. The carrying value of liability towards cash settled share-based payments was $1 million and $6 million, respectively as at March 31, 2021 and March 31, 2020, respectively.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2021 is set out below:

	Year ended March 31, 2021
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	8,780,898	0.05
Granted	2,660,611	0.07
Exercised	3,783,462	0.05
Modification to equity settled awards	871,900	—
Forfeited and expired	482,707	0.06
Outstanding at the end	8,047,240	0.06
Exercisable at the end	151,685	0.05
2015 Plan: ESOP
Outstanding at the beginning	1,100,330	7.13
Granted	—	—
Exercised	239,272	7.21
Modification to equity settled awards	203,026	—
Forfeited and expired	14,628	7.63
Outstanding at the end	1,049,456	7.32
Exercisable at the end	1,002,130	7.33
2019 Plan: RSU
Outstanding at the beginning	2,091,293	0.07
Granted	1,596,408	0.07
Exercised	370,170	0.07
Forfeited and expired	266,958	0.07
Outstanding at the end	3,050,573	0.07
Exercisable at the end	233,050	0.07

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2020 is set out below:

	Year ended March 31, 2020
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	9,181,198	0.05
Granted	3,854,176	0.07
Exercised	2,561,218	0.04
Modification to cash settled awards	1,061,820	—
Forfeited and expired	631,438	0.05
Outstanding at the end	8,780,898	0.05
Exercisable at the end	392,185	0.03
2015 Plan: ESOP
Outstanding at the beginning	1,623,176	7.46
Granted	—	—
Exercised	104,796	7.26
Modification to cash settled awards	351,550	—
Forfeited and expired	66,500	7.43
Outstanding at the end	1,100,330	7.13
Exercisable at the end	780,358	7.17
2019 Plan: RSU
Outstanding at the beginning	—	—
Granted	2,091,293	0.07
Exercised	—	—
Forfeited and expired	—	—
Outstanding at the end	2,091,293	0.07
Exercisable at the end	—	—

The activity in the 2015 Plan for equity-settled share based payment transaction during fiscal 2019 is set out below:

	Year ended March 31, 2019
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	7,500,818	0.04
Granted	4,340,700	0.05
Exercised	1,864,510	0.04
Forfeited and expired	795,810	0.04
Outstanding at the end	9,181,198	0.05
Exercisable at the end	235,256	0.04
2015 Plan: ESOP
Outstanding at the beginning	1,933,826	7.62
Granted	—	—
Exercised	117,350	7.35
Forfeited and expired	193,300	7.43
Outstanding at the end	1,623,176	7.46
Exercisable at the end	698,500	7.46

Information in the above table is adjusted for September 2018 bonus issue.

During fiscal 2021, 2020 and 2019, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $14.92, $10.49 and $10.01, respectively.

During fiscal 2021, 2020 and 2019, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was $15.90, Nil and Nil, respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2021:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSU)	3,050,573	1.48	0.07	8,047,240	1.67	0.06
6 - 8 (ESOP)	—	—	—	1,049,456	1.83	7.32
	3,050,573	1.48	0.07	9,096,696	1.69	0.90

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2020:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSU)	2,091,293	1.76	0.07	8,780,898	1.59	0.05
6 - 8 (ESOP)	—	—	—	1,100,330	3.48	7.13
	2,091,293	1.76	0.07	9,881,228	1.80	0.84

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative companies have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,253	18.46
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	30-35	30-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,124	16.19

	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS- RSU
Weighted average share price (₹) / ($- ADS)	728	10.52
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	22-30	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	6-7	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	607	7.84

	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS- RSU
Weighted average share price (₹) / ($- ADS)*	696	10.77
Exercise price (₹)/ ($- ADS)*	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date (₹) / ($- ADS)*	648	10.03

*	Adjusted for September 2018 bonus issue

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.18 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Current taxes
Domestic taxes	716	628	600
Foreign taxes	185	186	217
	901	814	817
Deferred taxes
Domestic taxes	85	(43)	3
Foreign taxes	(13)	(14)	(17)
	72	(57)	(14)
Income tax expense	973	757	803

Income tax expense for fiscal 2021, 2020 and 2019 includes reversals (net of provisions) of $47 million, $52 million and $25 million, respectively. These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return, across various jurisdictions and changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Profit before income taxes	3,596	3,095	3,003
Enacted tax rates in India	34.94%	34.94%	34.94%
Computed expected tax expense	1,256	1,083	1,049
Tax effect due to non-taxable income for Indian tax purposes	(346)	(383)	(386)
Overseas taxes	99	103	102
Tax provision (reversals)	(47)	(52)	(25)
Effect of differential overseas tax rates	(17)	(11)	—
Effect of exempt non-operating income	(5)	(6)	(8)
Effect of unrecognized deferred tax assets	1	7	13
Effect of non-deductible expenses	20	17	50
Branch profit tax (net of credits)	(4)	(5)	4
Others	16	4	4
Income tax expense	973	757	803

The corporate statutory tax rate for fiscal 2021, 2020 and 2019 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of IT services from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of IT services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961 (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $346 million, $383 million and $386 million for fiscal 2021, 2020 and 2019, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2021, 2020 and 2019 was $0.08, $0.09 and $0.09, (adjusted for September 2018 bonus issue), respectively.

Entire deferred income tax for fiscal 2021, 2020 and 2019 relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2021, Infosys' U.S. branch net assets amounted to approximately $769 million. As at March 31, 2021, the Company has a deferred tax liability for branch profit of $20 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,323 million and $1,108 million as of March 31, 2021 and March 31, 2020, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of $510 million and $422 million as of March 31, 2021 and March 31, 2020, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2021:

(Dollars in millions)
Year
2022	9
2023	28
2024	19
2025	15
2026	19
Thereafter	420
Total	510

The following table provides details of expiration of unused tax losses for fiscal 2020:

(Dollars in millions)
Year
2021	11
2022	19
2023	28
2024	23
2025	16
Thereafter	325
Total	422

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2021 and March 31, 2020:

(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Income tax assets	795	712
Current income tax liabilities	(294)	(197)
Net current income tax assets / (liabilities) at the end	501	515

The gross movement in the current income tax asset / (liability) for fiscal 2021, 2020 and 2019 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Net current income tax asset / (liability) at the beginning	515	748	617
Translation differences	17	(51)	(34)
Income tax paid	863	639	975
Current income tax expense	(901)	(814)	(817)
Income tax on other comprehensive income	1	(3)	1
Reclassified under assets held for sale (refer note no 2.10)	—	—	3
Reclassified from held for sale (Refer note 2.10)	—	—	2
Income tax benefit arising on exercise of stock options	6	1	1
Tax impact on buyback expenses	—	1	1
Additions through business combination	—	(6)	(1)
Net current income tax asset / (liability) at the end	501	515	748

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2021 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets / (liabilities)
Property, plant and equipment	32	2	—	—	1	35
Lease liabilities	18	4	—	—	1	23
Accrued compensation to employees	7	(1)	—	—	—	6
Trade receivables	26	3	—	—	1	30
Compensated absences	57	9	—	—	2	68
Post sales client support	15	1	—	—	–	16
Credits related to branch profits	50	(1)	—	—	(1)	48
Derivative financial instruments	21	(28)	—	(1)	—	(8)
Intangibles	3	1	—	—	—	4
Intangibles arising on business combinations	(56)	10	(3)	—	(1)	(50)
Branch profit tax	(73)	5	—	—	—	(68)
SEZ reinvestment reserve	(11)	(72)	—	—	(1)	(84)
Others	14	(5)	—	—	1	10
Total Deferred income tax assets / (liabilities)	103	(72)	(3)	(1)	3	30

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2020 is as follows:

							(Dollars in millions)
	Carrying value as of April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of IFRS 16 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets / (liabilities)
Property, plant and equipment	38	(3)	—	—	—	—	(3)	32
Lease liabilities	—	10	—	—	8	1	(1)	18
Accrued compensation to employees	4	3	—	—	—	—	—	7
Trade receivables	26	3	—	—	—	—	(3)	26
Compensated absences	57	5	—	—	—	—	(5)	57
Post sales client support	15	1	—	—	—	—	(1)	15
Credits related to branch profits	49	1	—	—	—	—	—	50
Derivative financial instruments	(15)	35	—	2	—	—	(1)	21
Intangibles	2	—	—	—	—	—	1	3
Intangibles arising on business combinations	(19)	6	(45)	—	—	—	2	(56)
Branch profit tax	(78)	4	—	—	—	—	1	(73)
SEZ reinvestment reserve	—	(12)	—	—	—	—	1	(11)
Others	22	4	1	(1)	(8)	—	(4)	14
Total Deferred income tax assets / (liabilities)	101	57	(44)	1	—	1	(13)	103

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2019 is as follows:

						(Dollars in millions)
	Carrying value as of April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets / (liabilities)
Property, plant and equipment	33	7	—	—	—	(2)	38
Accrued compensation to employees	2	2	—	—	—	—	4
Trade receivables	22	5	—	—	—	(1)	26
Compensated absences	56	4	—	—	—	(3)	57
Post sales client support	15	1	—	—	—	(1)	15
Credits related to branch profits	52	(3)	—	—	—	—	49
Derivative financial instruments	2	(16)	—	(1)	—	—	(15)
Intangibles	1	1	—	—	—	—	2
Intangibles arising on business combinations	(6)	9	(8)	—	(12)	(2)	(19)
Branch profit tax	(77)	(1)	—	—	—	—	(78)
Others	14	5	(1)	1	4	(1)	22
Total Deferred income tax assets / (liabilities)	114	14	(9)	—	(8)	(10)	101

The tax effects of significant temporary differences that resulted in deferred income tax assets and liability is as follows:

	(Dollars in millions)
	As of
	March 31, 2021	March 31, 2020
Deferred income tax assets after set off	150	231
Deferred income tax liabilities after set off	(120)	(128)

Deferred income tax assets and deferred income tax liabilities have been offset wherever the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and where the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As at March 31, 2021, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $473 million (₹3,462 crore).

As at March 31, 2020, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $443 million (₹3,353 crore).

The amount paid to statutory authorities against the tax claims amounted to $834 million (₹6,095 crore) and $707 million (₹5,352 crore) as at March 31, 2021 and March 31, 2020, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities.

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

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2021	2020	2019
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	4,242,416,665	4,257,754,522	4,347,130,157
Effect of dilutive common equivalent shares - share options outstanding	8,315,802	7,389,706	6,290,615
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,250,732,467	4,265,144,228	4,353,420,772

(1)	excludes treasury shares
(2)	adjusted for bonus shares, wherever applicable Refer to Note 2.15

Nil, 13,093 and Nil number of options to purchase equity shares, had an anti-dilutive effect (adjusted for September 2018 bonus issue) for fiscal 2021, 2020 and 2019, respectively.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2021	March 31, 2020
Infosys Technologies (China) Co. Limited (Infosys China)	China	100.00%	100.00%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100.00%	100.00%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100.00%	100.00%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100.00%	100.00%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(18)	Brazil	—	—
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100.00%	100.00%
EdgeVerve Systems Limited (EdgeVerve)	India	100.00%	100.00%
Infosys Austria GmbH	Austria	100.00%	100.00%
Skava Systems Pvt. Ltd. (Skava Systems)(44)	India	100.00%	100.00%
Kallidus Inc. (Kallidus)(45)	U.S.	—	100.00%
Infosys Chile SpA	Chile	100.00%	100.00%
Infosys Arabia Limited(2)	Saudi Arabia	70.00%	70.00%
Infosys Consulting Ltda.(1)	Brazil	100.00%	100.00%
Infosys CIS LLC(1)(19)	Russia	—	—
Infosys Luxembourg S.a.r.l	Luxembourg	100.00%	100.00%
Infosys Americas Inc., (Infosys Americas)	U.S.	100.00%	100.00%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	—	—
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100.00%	100.00%
Infosys Canada Public Services Inc(49)	Canada	—	—
Infosys BPM Limited	India	99.99%	99.99%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.99%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.99%
Infosys McCamish Systems LLC(4)	U.S.	99.99%	99.99%
Portland Group Pty Ltd(4)	Australia	99.99%	99.99%
Infosys BPO Americas LLC(4)	U.S.	99.99%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100.00%	100.00%
Infosys Management Consulting Pty Limited(5)	Australia	100.00%	100.00%
Infosys Consulting AG(5)	Switzerland	100.00%	100.00%
Infosys Consulting GmbH(5)	Germany	100.00%	100.00%
Infosys Consulting S.R.L.(1)	Romania	100.00%	100.00%
Infosys Consulting SAS(5)	France	100.00%	100.00%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(5)(48)	Czech Republic	100.00%	100.00%
Infosys Consulting (Shanghai) Co., Ltd.(5)(48)	China	100.00%	100.00%
Infy Consulting Company Ltd(5)	U.K.	100.00%	100.00%
Infy Consulting B.V.(5)	The Netherlands	100.00%	100.00%
Infosys Consulting Sp. z.o.o(24)(32)	Poland	—	99.99%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)(37)	Portugal	—	100.00%
Infosys Consulting S.R.L.(5)	Argentina	100.00%	100.00%
Infosys Consulting (Belgium) NV(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100.00%	100.00%
Panaya Ltd.(7)	Israel	100.00%	100.00%
Panaya GmbH(7)	Germany	100.00%	100.00%
Panaya Japan Co. Ltd(7)(23)	Japan	—	—
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100.00%	100.00%
Brilliant Basics Limited(8)	U.K.	100.00%	100.00%
Brilliant Basics (MENA) DMCC(8)(25)	Dubai	—	100.00%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100.00%	100.00%
Infosys Middle East FZ LLC(9)	Dubai	100.00%	100.00%
Fluido Oy(9)	Finland	100.00%	100.00%
Fluido Sweden AB (Extero)(12)	Sweden	100.00%	100.00%
Fluido Norway A/S(12)	Norway	100.00%	100.00%
Fluido Denmark A/S(12)	Denmark	100.00%	100.00%
Fluido Slovakia s.r.o(12)	Slovakia	100.00%	100.00%
Fluido Newco AB(12)(39)	Sweden	—	100.00%
Infosys Compaz Pte. Ltd (10)	Singapore	60.00%	60.00%
Infosys South Africa (Pty) Ltd(9)	South Africa	100.00%	100.00%
WongDoody Holding Company Inc. (WongDoody)(1)	U.S.	100.00%	100.00%
WDW Communications, Inc(11)	U.S.	100.00%	100.00%
WongDoody, Inc(11)	U.S.	100.00%	100.00%
HIPUS Co., Ltd (formerly Hitachi procurement Service Co. Ltd)(10)(13)	Japan	81.00%	81.00%
Stater N.V.(10)(14)	The Netherlands	75.00%	75.00%
Stater Nederland B.V.(15)	The Netherlands	75.00%	75.00%
Stater Duitsland B.V.(15)(41)	The Netherlands	—	75.00%
Stater XXL B.V.(15)	The Netherlands	75.00%	75.00%
HypoCasso B.V.(15)	The Netherlands	75.00%	75.00%
Stater Participations B.V.(15)	The Netherlands	75.00%	75.00%

Stater Deutschland Verwaltungs-GmbH(16)(40)	Germany	—	75.00%
Stater Deutschland GmbH & Co. KG(16)(40)	Germany	—	75.00%
Stater Belgium N.V./S.A.(17)(42)	Belgium	75.00%	53.99%
Outbox systems Inc. dba Simplus (US)(20)	U.S.	100.00%	100.00%
Simplus North America Inc.(21)	Canada	100.00%	100.00%
Simplus ANZ Pty Ltd.(21)	Australia	100.00%	100.00%
Simplus Australia Pty Ltd(22)	Australia	100.00%	100.00%
Sqware Peg Digital Pty Ltd(22)	Australia	100.00%	100.00%
Simplus Philippines, Inc.(21)	Philippines	100.00%	100.00%
Simplus Europe, Ltd.(21)	U.K.	100.00%	100.00%
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(12)(26)	U.K.	100.00%	100.00%
Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)(12)(26)	Ireland	100.00%	100.00%
Infosys Limited Bulgaria EOOD(1)(27)	Bulgaria	100.00%	—
Kaleidoscope Animations, Inc.(30)	U.S.	100.00%	—
Kaleidoscope Prototyping LLC(31)	U.S.	100.00%	—
GuideVision s.r.o.(28)	Czech Republic	100.00%	—
GuideVision Deutschland GmbH(29)	Germany	100.00%	—
GuideVision Suomi Oy(29)	Finland	100.00%	—
GuideVision Magyarország Kft(29)	Hungary	100.00%	—
GuideVision Polska SP.Z.O.O(29)	Poland	100.00%	—
GuideVision UK Ltd(29)	U.K.	100.00%	—
Beringer Commerce Inc(33)	U.S.	100.00%	—
Beringer Capital Digital Group Inc(33)	U.S.	100.00%	—
Mediotype LLC(34)	U.S.	100.00%	—
Beringer Commerce Holdings LLC(34)	U.S.	100.00%	—
SureSource LLC(35)	U.S.	100.00%	—
Blue Acorn LLC(35)	U.S.	100.00%	—
Simply Commerce LLC(35)	U.S.	100.00%	—
iCiDIGITAL LLC(36)	U.S.	100.00%	—
Infosys BPM UK Limited(4)(38)	U.K.	—	—
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(43)	Turkey	—	—
Infosys Germany Holding GmbH(1)(46)(47)	Germany	100.00%	—

(1)	Wholly owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Liquidated effective November 17, 2019
(4)	Wholly owned subsidiary of Infosys BPM
(5)	Wholly owned subsidiary of Infosys Consulting Holding AG
(6)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	Wholly owned subsidiary of Brilliant Basics Holding Limited
(9)	Wholly owned subsidiary of Infosys Consulting Pte Ltd
(10)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd
(11)	Wholly owned subsidiary of WongDoody
(12)	Wholly owned subsidiary of Fluido Oy
(13)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co., Ltd

(formerly Hitachi Procurement Service Co. Ltd)

(14)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V.
(15)	Wholly owned subsidiary of Stater N.V.
(16)	Wholly owned subsidiary of Stater Duitsland B.V.
(17)	Majority owned and controlled subsidiary of Stater Participations B.V.
(18)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly owned subsidiary of Infosys Ltd.
(19)	Liquidated effective January 28, 2021
(20)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(21)	Wholly owned subsidiary of Outbox Systems Inc.
(22)	Wholly owned subsidiary of Simplus ANZ Pty Ltd
(23)	Liquidated effective October 31, 2019
(24)

On February 20, 2020, Infosys Poland, Sp z.o.o, a wholly owned subsidiary of Infosys BPM acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o, a wholly owned subsidiary of Infosys Consulting Holding AG

(25)	Liquidated effective July 17, 2020

(26)

On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd (formerly Simplus U.K., Ltd) and Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd) from Simplus Europe, Ltd

(27)	Incorporated effective September 11, 2020
(28)	On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o
(29)	Wholly owned subsidiary of GuideVision s.r.o.
(30)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(31)	Wholly owned subsidiary of Kaleidoscope Animations, Inc.
(32)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(33)	On October 27, 2020, Infosys Nova Holding LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc
(34)	Wholly owned subsidiary of Beringer Commerce Inc
(35)	Wholly owned subsidiary of Beringer Commerce Holdings LLC
(36)	Wholly owned subsidiary of Beringer Capital Digital Group Inc.
(37)	Liquidated effective November 19, 2020
(38)	Incorporated effective December 9, 2020
(39)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(40)	Merged into Stater Duitsland B.V., effective December 18, 2020
(41)	Merged with Stater N.V., effective December 23, 2020
(42)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA
(43)	Incorporated on December 30, 2020
(44)

On March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013

(45)	Liquidated effective March 9, 2021
(46)	Incorporated on March 23, 2021
(47)	On March 28, 2021, Infosys Limited and Infosys Germany Holding GmbH registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm
(48)	Under liquidation
(49)	Wholly owned subsidiary of Infosys Public Services, Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Expanded Stock Ownership Trust*	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

*	Registered on May 15, 2019

Refer to Note 2.14 for information on transactions relating to the post-employment benefit plans mentioned above.

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

U. B. Pravin Rao, Chief Operating officer

Non-whole-time directors

Nandan M. Nilekani

Kiran Mazumdar-Shaw

D. Sundaram

Michael Gibbs

Uri Levine (appointed effective April 20, 2020)

Bobby Parikh (appointed effective July 15, 2020)

Chitra Nayak (appointed effective March 25, 2021)

Roopa Kudva (retired effective February 3, 2020)

D.N. Prahlad (resigned effective April 20, 2020)

Dr. Punita Kumar-Sinha (retired effective January 13, 2021)

Executive Officers

Ravi Kumar S, President and Deputy Chief Operating Officer

Mohit Joshi, President

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Nilanjan Roy, Chief Financial Officer

Krishnamurthy Shankar, Group Head-Human Resources and Infosys Leadership Institute

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2021	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	19	17	14
Commission and other benefits to non-executive / independent directors	1	1	1
Total	20	18	15

(1)	Includes employee stock compensation expense of $10 million, $8 million and $5 million for fiscal 2021, 2020 and 2019, respectively towards key managerial personnel (Refer to Note 2.17).

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

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

Disclosure of revenue by geographic locations is given in note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2021	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Identifiable operating expenses	2,378	937	991	877	674	648	475	259	7,239
Allocated expenses	813	363	335	335	255	176	161	118	2,556
Segment profit	1,208	691	377	480	346	331	291	42	3,766
Unallocable expenses*									441
Operating profit									3,325
Other income, net (Refer to Note 2.16)									297
Finance cost (Refer to Note 2.8)									26
Profit before Income taxes									3,596
Income tax expense									973
Net profit									2,623
Depreciation and amortization									441
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2020	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Identifiable operating expenses	2,109	984	998	860	703	581	452	209	6,896
Allocated expenses	893	399	348	340	293	175	168	130	2,746
Segment profit	1,027	593	341	452	289	225	202	9	3,138
Unallocable expenses*									414
Operating profit									2,724
Other income, net (Refer to Note 2.16)									395
Finance cost (Refer to Note 2.8)									24
Profit before Income taxes									3,095
Income tax expense									757
Net profit									2,338
Depreciation and amortization									407
Non-cash expenses other than depreciation and amortization									7

*	Unallocable expenses for the year ended March 31, 2021 and March 31, 2020 includes amortization on ROU assets

(Dollars in millions)
Year ended March 31, 2019	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Identifiable operating expenses	2,021	974	816	808	644	506	394	202	6,365
Allocated expenses	775	385	312	312	255	154	147	109	2,449
Segment profit	982	576	360	363	264	222	202	16	2,985
Unallocable expenses									289
Operating profit									2,696
Other income, net (Refer to Note 2.16)									411
Reduction in the fair value of Disposal Group held for sale (Refer to Note 2.10)									(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to Note 2.10)									(65)
Profit before Income taxes									3,003
Income tax expense									803
Net profit									2,200
Depreciation and amortization									287
Non-cash expenses other than depreciation and amortization									107

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2021, 2020 and 2019.

2.22 Litigation

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
***********4.6	Infosys Expanded Stock Ownership Trust Deed
********4.7	Form of Indemnification Agreement
**4.8	Form of Employment Agreement with the Chief Operating Officer
***********4.9	Addendum to Employment Agreement with the Chief Operating Officer
*4.10	Form of Employment Agreement with the Chief Executive Officer
***********4.11	Addendum to Employment Agreement with the Chief Executive Officer
4.12	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
**15.10	Dividend Distribution Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********* **********

Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date June 11, 2021	Group General Counsel and Chief Compliance Officer