Form 20-F
period 2022-03-31
Infosys Ltd
filed 2022-06-17
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2022

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,206,738,641 Equity Shares.

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

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Auditor ID:Auditor Name:Auditor Location:

01180Deloitte Haskins & Sells LLPBengaluru, Karnataka, India

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

On March 31, 2022, this exchange rate was ₹75.79 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the ‘Risk Factors’ section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Risk Factors

Investing in our ADSs, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 20-F, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our ADSs. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our equity shares and ADSs could decline, and you could lose part or all of your investment. Our business, results of operations, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

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

Outlined below are some of the risks that could cause our revenues and profitability to fluctuate. While the summary below provides an indication of the risks that we face, readers should read the detailed risk factors that follow for a deeper understanding of the risk factor, steps taken by the organization to mitigate them and the potential consequential impact on our business, profitability, growth and reputation.

1.	Risks related to the global COVID-19 health pandemic and post pandemic resilience

a.

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact key geographies that we operate in. While vaccines have been made available, there are increased instances of variants and infections, and consequential stress on the health sector. India, where most of our operations are located, has experienced multiple waves of infections, including new variants of the COVID-19 virus. In addition, India may experience future waves, which may further stress the healthcare ecosystem. This may impact our ability to service our client requirements on time as a portion of our employees may be absent from the work owing to health issues or to tend to their families.

b.

Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and/or operations, impacting revenue, profitability and reputation.

c.

The productivity of our employees may be negatively impacted due to isolated remote work, quarantine requirements, negative social sentiment and personal anxiety.  Employee preferences to work out of remote locations on a long-term basis, if not managed adequately, may impact client satisfaction, and our ability to grow profitably.

2.	Risks related to the markets in which we and our clients operate

a.

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monitory and fiscal policies, and regulatory environment in the markets in which they operate.

b.

Restrictions on visas, cost increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, inordinate delays in obtaining visas due to the pandemic and/ or increased enforcement in different countries may affect our ability to compete for, and provide services to clients in certain work location / countries, which could adversely affect our business, results of operations, and financial condition.

c.	A large part of our revenues is dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.
d.

Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.

e.	Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and our profits.

3.	Risks related to the investments we make for our growth
a.	Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
b.	We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

4.	Risks related to our cost structure
a.	Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.
b.	Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
c.	We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.
d.	Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.

5.	Risks related to our employee workforce

a.	Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

6.	Risks related to our contractual obligations
a.	Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
b.	Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
c.	Our work with governmental agencies may expose us to additional risks.
d.	Inability to execute contracts and / or amendments with clients on a timely basis can impact our revenue & profit, causing fluctuations in our reported results.

7.	Risks related to our operations
a.	Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
b.	Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
c.

Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) adopted by the European Union (“EU”) or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

d.	The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters.
e.	The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
f.	Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our Environmental, Social and Governance 2030 (ESG) vision.

8.	Risks related to legislation and regulatory compliance
a.

Initially the COVID-19 pandemic led to substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia. A key risk at that time was widespread enactment of restrictive legislation and regulations which would limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

9.	Risks related to the ADSs
a.	The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
b.	ADS holders may be restricted in their ability to exercise voting rights.
c.	ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.

d.

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could adversely affect the returns to our shareholders.

I. Risks related to global COVID-19 health pandemic and post pandemic resilience:

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact key geographies that we operate in, with many countries reporting multiple waves of infections. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. While vaccines have been made available, there are increased instances of variants and infections, and consequential stress on the health sector. India, where most of our operations are located, has experienced multiple waves of infections, including new variants of the COVID-19 virus. There was marked increase in the number of cases across regions where our development centers are located, and a small percentage of our employees or their families were adversely affected. We have initiated several interventions to help our employees and their families including establishing COVID Care Centers, vaccination centers and providing them medical loans and access to medical care facilities. However, the continued stress on the medical infrastructure and any increase in the cases in India may impact the health and safety of our employees. In addition, India may experience future waves which may further stress the healthcare ecosystem despite the high vaccination rate among our employees. This may impact our ability to service our client requirements on time as a portion of our employees may be absent from the work owing to health issues or to tend to their families.

The COVID-19 pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, vendors, investors and the communities we operate in. During fiscal 2022, the impact on revenue due to supply and demand risks we experienced from the COVID-19 pandemic was not significant. COVID-19 pandemic has heightened several other risks that are described in this section. Some of the specific risks or challenges related to the occurrence of COVID-19 pandemic that have materialized include:

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

•	Our profitability and cashflows have been marginally impacted as some clients have sought price reductions, discounts or longer payment terms;
•

Our business continuity is marginally impacted as key geographies in which we operate imposed a lockdown and/or some of our development centers had to be temporarily shut down due to COVID-19 cases found in our campuses;

•

We incurred costs in ensuring our offices are safe and hygienic workplaces for our employees; and converted some of our workplaces to enable hybrid model collaboration and to enable employees to work from home; and

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

While the above-mentioned risks have materialized to varied extent in the last financial year, their impact may continue in the next financial year as well. In addition to the above, other risks related to the COVID-19 pandemic that may materialize in future are:

•

Any new restrictions on travel, marketing events and in-person client meetings due to future COVID-19 waves may result in sub-optimal branding and delays in our sales and commercial processes, affecting our revenue;

•

Clients may invoke contractual clauses or levy penalties or initiate litigations if we are unable to meet project quality, productivity and schedule service level agreements due to our employees working remotely;

•

Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in short term thereby impacting profit margin;

•

Our profitability may be marginally impacted as some clients may dispute some of the existing work-in-process that has been recognized by us as unbilled revenues. This in turn can impact our profitability and cash flows negatively;

•

Our exposure to cybersecurity and data privacy breach incidents may continue due to a large number of employees working remotely. This in turn can hinder our ability to continue services and/or operations, impacting revenue, profitability and reputation;

•

An increase in the number of COVID-19 cases in India and other countries where most of our employees are located, may result in fulfilment challenges if our employees are on leave as a result of having contracted COVID-19 directly or to take care of anyone in their family;

•	Our operations may get disrupted after the re-opening of our campuses and offices if any of our returning employees test positive for COVID-19.
•

The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety. Continued employee preferences to work out of remote locations, on a long-term basis, together with expectations from clients to return to office, if not managed adequately, may impact attrition, client satisfaction, and our ability to grow profitably;

•	We could be subject to lawsuits from our employees alleging that they are exposed to health risks as we transition them back to working out of our clients’ offices;
•	Our ability to procure goods and services may be impacted as some of our suppliers may not be able to operate efficiently during a lockdown;
•	Unfavorable currency movements accentuated due to COVID-19 may impact our profitability;
•	An increase in insurance premium may adversely impact our profitable growth or coverage;
•	There could be heightened regional or macro risks such as an increase in unemployment, protectionism, immigration reform, extended recession in the economy, geo-political tension and social unrest;
•	Postponement of student assessments by the educational institutions due to any future waves of the pandemic may impact quality of our hiring;
•

The uncertainty in demand as our clients deal with a prolonged economic impact of the COVID-19 pandemic may cause us to implement severe cost control measures including a reduction in employee bonuses. This could result in increased attrition of employees and/or a higher expenditure on recruitment and subcontracting services, thereby impacting our profitability;

•

If the market price of our shares/ADS remain low due to stock price returns being depressed from a prolonged pandemic, the value of Restricted Stock Units (“RSUs”) and the ability to achieve the performance targets of the Performance Stock Units (“PSUs”) we have given to our employees may reduce. This will impede our ability to retain our high performing employees;

•	Although we have successfully invoked Business Continuity Procedures (“BCP”) a prolonged continuation of the COVID-19 pandemic may create breakdown in our BCP;
•	We could experience potential impairment of acquired entities and investments as a result of prolonged slower economic growth which can impact business momentum and synergies that were expected; and
•

We may be unable to recoup the investments that we have made in various geographies due to the impact of a prolonged economic downturn with consequential impact on liquidity in the sectors or the geographies in which we have invested.

II.	Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary and fiscal policies and regulatory environment in the markets in which they operate.

The technology and IT budgets of our clients are frequently impacted as a result of economic slowdown, geo-political conflicts or uncertainties in the markets in which they operate. Reductions in IT spending arising from or related to economic slowdown or geo-political conflicts in the markets in which our clients operate including Eastern Europe, have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Increased regulation, changes in existing regulation or increased government intervention or sanctions in the industries in which our clients operate or economic uncertainty due to inflation and potential global slowdown may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of, and subsequent amendments to the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States; and clients in the healthcare industry could be impacted by amendments to or repeal of the U.S. Patient Protection and Affordable Care Act of 2010. Similarly, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services. Many of our clients have shut down their operations in Russia due to the conflict in Eastern Europe, and the consequential economic impact may cause them to suspend or reduce their discretionary spend with us, thus impacting our growth and profitability.

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

The COVID-19 pandemic and the consequences arising from it did alter the budget priorities of some of our clients leading to delay in discretionary projects. Risk of future waves and prolonged crisis induced by COVID-19 pandemic may create more uncertainties and delays in our client’s decision-making process thereby affecting our revenue. While increased adoption of cloud-based offerings, digital services and cybersecurity services may result in additional opportunities, we may need to alter our internal offerings, talent mobility and marketing efforts need to capture these opportunities.

Markets in which we operate might be affected by geo-political conflicts, including the one in Eastern Europe. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative actions or loss of government contracts or engagements, leading to client dissatisfaction, loss of future business, termination of contracts and litigation.

Any geo-political conflict such as the one in Eastern Europe, may impact our ability to service our global clients if we are unable to move the operations out of conflict zones in a timely manner or they may increase the cost of operations as the work is moved to an alternate location.

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

An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the EU, Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2022, 61.7%, 24.8% and 10.6% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2022, we derived 32.0% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future.

For instance, if the economies of the United States, United Kingdom or the EU weaken or if their growth remains uneven, as a result of the COVID-19 pandemic, directly or indirectly or the conflict in Eastern Europe or increasing consumer and wage inflation, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

Any future global economic uncertainty, arising out of various factors including the COVID-19 pandemic or any other such global pandemic or geo-political conflicts impacting the financial services industry, retail, consumer goods, energy and manufacturing on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances.

We also depend on clients in the energy sector to generate our revenue. Any impact in the energy sector due to oil price volatility such as the volatility caused by the conflict in Eastern Europe which is leading to the suspension or closure of operations in those geographies by our clients, may lead to economic pressure on our clients and in turn impact our revenues and profitability.

Some of the consequences of the COVID-19 pandemic and its prolonged impact may include heightened nationalism and anti-outsourcing sentiments due to job losses in the key geographies of the United States and the United Kingdom which may impact our growth and profitability. Heightened geo-political situations amongst the major economies may impact our ability to grow holistically across regions.

Our clients may operate in sectors which are adversely impacted by climate change which could consequently impact our business and reputation.

There is increased concern and awareness of risks resulting from climate change across industry sectors in which our clients operate. Our current or future clients in affected sectors may need to transition from climate impacting solutions to climate friendly solutions, resulting in transition or investment risks to their businesses. For instance, our clients in mining and oil exploration related businesses may face severe financial stress due to investments in climate friendly solutions. This in turn may impede our ability to grow due to our exposure to such sectors. In addition, any societal pressure or adverse media publicity against companies that are using/implementing climate impacting solutions may consequentially affect our reputation if we are a significant service provider to such clients.

Restrictions on visas, cost increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, inordinate delays in obtaining visas due to the pandemic and/ or increased enforcement in different countries may affect our ability to compete for, and provide services to clients in work location countries, which could adversely affect our business, results of operations, and financial condition.

A portion of our employees in the United States, United Kingdom, the EU, and other countries/ regions rely on work visas and permits, which makes our business vulnerable to changes and variations in immigration laws, including policy changes to the way in which laws are interpreted and/ or enforced, and potential enforcement actions and penalties that might cause us to lose access to such visas. We are subject to numerous, and sometimes conflicting, legal requirements.

Overall, increased and changing requirements may result in impact on mobility programs, as well as increased costs due to greater, more complex internal operations to meet varying compliance obligations. Recent changes or any additional adverse revisions to immigration laws and regulations or inordinate delays in getting visa due to pandemic induced operational challenges in the jurisdictions in which we operate have in the past caused and may continue to cause us delays, staffing shortages, additional costs, and/ or an inability to bid for or fulfill projects for clients, any of which could adversely affect our business, results of operations and financial condition.

Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.

We engage with clients that operate in various geographies and sectors, including in conflict zones or in highly regulated sectors. Sanctions may be enforced on them or their key managerial personnel either before they become our clients or during the course of our work with them. While we take reasonable precautions to determine if a potential client is on a sanctioned list, our ability to screen and ensure we do not enter into contract with any such clients depends on the data available in the public domain or third-party databases on sanctioned entities or personnel. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative action or loss of any government contracts or engagements.

A large part of our revenues are dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2022, our five largest clients together accounted for 11.4% of our total revenues, and our ten largest clients together accounted for 19.3% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment, such as due to COVID-19 pandemic or the conflict in Eastern Europe may also result in the loss of a client’s business in part or in full.  If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.

The business challenges and pressures resulting from the economic slowdown in the markets in which our clients operate could affect their ability to pay their vendors on time resulting in a downward revision of their credit ratings and their ability to raise funds. This may have a cascading effect on our credit terms with them, leading to adverse impact on our cash flow and results of operations. While we take precautions to evaluate the credit risks to qualify clients before we onboard them, to periodically check data available in various public domains including credit default swaps and ratings given by leading agencies, and to reduce the loss due to sudden bankruptcy by taking receivables insurance for many of our clients; any sudden variation in the financial health of clients owing to macro-economic or geo-political conflicts, including the one in Eastern Europe, or global challenges, such as an economic recession, the COVID-19 pandemic, and natural calamities may adversely affect our ability to recover the fees for the services rendered to our clients. Any adverse change in India’s debt rating or our credit rating by international or domestic rating agencies could also negatively impact our business and profitability.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, BPM, systems integration and security and infrastructure management.

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

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy in general or geo-political conflicts such as the one in Eastern Europe. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability. Our ability to service our global clients in certain geographies might be impacted due to geo-political conflicts such as the one in Eastern Europe leading to client dissatisfaction, loss of future business, termination of contracts and litigations.

Additionally, the business departments of our clients are increasingly making or influencing technology-related buying decisions. If we are unable to establish business relationships with these new buying centers, or if we are unable to articulate the value of our technology services to these business functions, our revenues may be adversely impacted.

Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and our profits.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as digital design, cloud-based solutions and cybersecurity. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from consulting, technology services and outsourcing firms with current operations in other countries, such as Eastern Europe, China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships and have greater brand recognition than we do. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or lower rates. In addition, existing and new clients are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on account of this practice may also adversely impact our revenues, gross profit, operating margin and results of operations. Further the COVID-19 pandemic may have an adverse impact on our ability to increase pricing for our services as many countries had imposed lock downs leading to economic downturns which may lead certain clients to negotiate the existing contracts with us.

Our clients may decide to increase their in-house IT capabilities and/or control of their technology investments by setting up or expanding their own captive centers in India or other locations such as Eastern Europe, Latin America and South-east Asia. While this presents opportunities for us to partner with our clients, such centers may also result in erosion of some addressable market and/or increasing pricing pressures for our business.

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

In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, the COVID-19 pandemic and/or geo-political conflicts in Eastern Europe may lead to clients re-evaluating their spending, as a result of which they may decide not to extend or renew their business with us due to their own business challenges.

III.	Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving cloud, Artificial Intelligence (“AI”) based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, the development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. Further, more competitively priced or attractive products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

The prolonged COVID-19 pandemic and any resultant economic downturn may result in reduced expenditure by us on ideating, incubating, developing and marketing new service offerings. This may in turn affect our long-term growth prospects.

We may be unable to recoup investment costs incurred in developing our software products and platforms.

The development of our software products and platforms requires significant investments. The markets for our suite of software products and platforms are competitive. Our current software products and platforms or any new software products and platforms that we develop may not be commercially successful and the costs of developing such new software products and platforms may not be recouped. Since software product and platform revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products and platforms, delayed revenues may cause periodic fluctuations in our results of operations.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We seek to acquire or make strategic investments in complementary businesses, new and emerging technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business.

It is possible that we may not be able to identify suitable acquisition targets, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and growth prospects.

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

These financing activities or expenditures could harm our business, results of operations and financial condition or the price of our equity shares and ADSs. Alternatively, due to possible difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

The synergies that were expected from some of our acquisitions may not materialize as intended. Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, products, services, solutions, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, the ongoing COVID-19 pandemic and/or conflicts in Eastern Europe with a consequential prolonged downturn in the economy may impact our ability to grow or integrate acquired entities, which could result in reduction of their valuations.

We have made, and may in the future make, strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not generate expected returns if the demand, supply and cash flow of these companies are adversely affected due to prolonged COVID-19 pandemic related disruptions or disruptions due to geo-political conflicts in Eastern Europe. The lack of profitability of any of our investments could adversely affect our results of operations.

We have entered into alliances with many technology companies to enhance services offered to our customers. Most of the alliances are non-exclusive and alliance partners are not prevented from entering into agreements with our competition and/or compete against us. If we are not able to enter into alliances with new partners, it may impact our ability to enhance service offerings. We may not be able to obtain expected benefits if there is a reduced demand for services or products offered by the alliance partners which in turn may impact our revenue growth.

Goodwill that we carry on our balance sheet could give rise to significant impairment charges in the future.

Goodwill is subject to impairment review at least annually. Impairment testing under International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) may lead to impairment charges in the future. Any significant impairment charges could adversely affect our results of operations.

IV.	Risks related to our cost structure

Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, location of employee deployment, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors including a prolonged COVID-19 pandemic, may cause significant variations in our results of operations in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our results of operations from period to period. Our profitability could be affected by pricing pressures on our services, competition for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturn induced by a prolonged COVID-19 pandemic, or geo political conflicts, such as the one in Eastern Europe, or changes in immigration laws, policy, and enforcement in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in visa costs or increase in salaries payable to visa-dependent employees onsite would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Additionally, we have recently opened technology and investment hubs in some of the countries in which we operate. Increased hiring of personnel within these hubs along with staff for enabler functions and management teams may increase our cost of doing business and thereby have an adverse impact on our profit margins. Our cost of operations is higher at onsite compared to offshore and hence we maintain most of our bench offshore. Due to disruptions related to the COVID-19 pandemic, our clients may decide to reduce their business with us. Inability to move people offshore due to travel lockdowns can impact our cost structure.

Our cost structure is high in initial periods of large deals due to higher onsite, transition costs and other deal specific costs that we can incur. This can introduce volatility in our margin profile.

Furthermore, in the past, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, effectively address service delivery risks or manage client requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditure incurred during a prolonged pandemic, such as increased information security requirements and employee health and welfare may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2018, and March 31, 2022, our total employee count grew from 204,107 to 314,015 representing a compounded annualized growth rate of 11.4%.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom, continental Europe and Australia. This increase has been driven, in part, by recent indications that immigration policy, and/or enforcement in these countries could undergo significant changes. Such hiring has resulted and could further result in overall increased wage costs and risks thereby impacting operations and profitability. Further, due to geo-political conflicts in Eastern Europe, demand for IT resources in India may increase, which may put more pressure on the already strained wage market in India. Prolonged conflicts may increase inflation in key geographies, thereby increasing wage costs.

Further, in certain jurisdictions in which we operate, legislation has been proposed that would require our employees working on visas in such jurisdictions to earn the same wages as residents or citizens of such jurisdiction, with which we have complied. In case such legislative proposals are adopted by other jurisdictions, our operating costs and risks will go up.

Additionally, wage increases in India may prevent us from sustaining our competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. Increased demand for talent in India due to higher levels of offshoring across the industry could also cause wages to increase for certain management level employees and skilled professionals. This competition has led to wage pressures in attracting and retaining employees, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. In addition, any changes to the employment laws in the countries in which we operate including India, that may increase the compensation or social security benefits we offer our employees may impact our profitability.

We may need to increase our employee compensation more rapidly than in the past owing to the recent phenomenon of increasing rate of inflation in many of the geographies that we operate in. In addition, we may need to increase our employee compensation to be able to attract and retain employees skilled in newer technology areas or to remain competitive with other employers or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, we may issue incentive compensation plans including stock-based compensation plans to our employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly skilled technology professionals. If we are unable to retain our employees, our employee compensation costs may be substantially higher as we may need to offer higher salaries to attract new employees. In addition, employee productivity and delivery milestones may be adversely affected as new employees require additional time to scale up leading to higher fulfilment costs including potential penalties from clients.

We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2022, we had contractual commitments of $164 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. We will continue to invest in the expansions of existing facilities and construction of new facilities to meet our growth requirements which may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Changing business and operating models with employees continuing to work remotely in hybrid model triggered by COVID-19 pandemic may reduce the use of our physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Currency fluctuations and declining interest rates may affect the results of our operations and yield on cash balances.

Our functional currency is the Indian rupee and majority of our expenses in U.S. dollar and Indian rupees.

We generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We avail products and services from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, we hold a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in U.S. dollar and Indian rupees. Accordingly, changes in exchange rates could adversely affect our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, results of operations and financial condition. For example, during fiscal 2022, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected our incremental operating margins by approximately 0.46%.

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

Adverse currency movements arising out of the COVID-19 pandemic and / or geo-political conflicts in Eastern Europe may adversely impact our profitability.

V.	Risks related to our employee workforce

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

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any restrictions on travel and immigration including arising from governmental responses to the prolonged COVID-19 pandemic or inordinate delays in obtaining visas induced by the prolonged pandemic may further affect our ability to compete for and provide services to clients in these jurisdictions. A continued economic downturn and loss of jobs in different countries due to the COVID-19 pandemic, may result in reverse labor migration, thereby reducing the availability of talent in required geographies.

Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals. We continue to see a raise in the attrition percentage of our workforce in India and across different locations despite various measures undertaken by the company and seen as an industrywide issue.

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

Changing technology, industry needs and changing demography increases the need for hiring differently skilled and diversified talent. For instance, the new wave of digital services requires talent with differentiated skills in creative design, data science, statistical analysis, artificial intelligence and machine learning. The talent pools with such skills could be different from our traditional sources of recruitment. If we are unable to hire, retain, retrain and redeploy our technology professionals to keep pace with such continuing changes in technology, it may adversely affect our ability to bid for and obtain new projects and may adversely affect our business, results of operations and financial condition.

During fiscal 2022, there has been a significant increase in the number of employees we acquired. Our inability to integrate employees that we hire or acquire in different countries into our existing corporate culture may adversely impact the results of our operations.

In addition, if we are unable to increase employee compensation adequately or if we reduce compensation or variable pay for our employees, it may result in increased attrition and increased hiring cost to replace such employees.

Our inability to attract, engage, retain, train and deploy rebadged employees may not only impact profitability, but also impact project deliverables. Any such rebadged employees along with negotiated agreements with or without work councils may impact our ability to redeploy these employees and make any changes to the employment contract.

With increased attrition and mobility restrictions, there is a higher dependency on sub-contractors to deliver the committed services to clients. This may also impact our profitability.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the members of our Board of Directors (the “Board”), executive officers and other senior executive leaders. Our future performance and client relationships may be affected by any disruptions in the continued service of our directors and senior executive leaders.

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to the COVID-19 pandemic, heath issues, security threats or any other business issues may adversely affect our business, results of operations and financial condition.

VI.Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we offer an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2022 and 2021 revenues from fixed-price, fixed-timeframe projects accounted for approximately 53% of our total revenues. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we enter into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give them the flexibility to pay as they use our services.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed time frame basis, can be terminated with or without cause, between zero and 90-days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination of a project or the loss of a client, including:

•

financial difficulties for a client including limited access to the credit markets, insolvency or bankruptcy, including due to the prolonged impact of the COVID-19 pandemic and/or geo-political conflicts in Eastern Europe;

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

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations. While there have been no material project terminations due to the COVID-19 pandemic, or geo-political conflicts in Eastern Europe, a prolonged uncertainty could heighten the risk that certain of our clients may invoke termination clauses to reduce their expenditure which could in turn affect our growth and profitability.

Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

A number of our client contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. In addition, certain client situations may require us to agree to higher contractual liability exposure limits. Our failure to meet these goals or a client’s expectations in such performance-based contracts may not only result in a less profitable or an unprofitable engagement but may also result in penalties or fines impacting our overall financial health.

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

Our ability to execute client contracts may be impacted due to macroeconomic, regional or geo-political conflicts and this in turn can affect our ability to meet contractual commitments, leading to client dissatisfaction and loss of revenue.

Changed operating or working models to work from home and/or inadequate onboarding of new employees due to remote working may impact our revenue productivity and quality of service. This may result in lower client satisfaction and reduced revenue.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a client in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of service providers for comparable services and in comparable geography. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract or provide the clients with a right to terminate our services without paying any termination fee. This may have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

Our work with governmental agencies may expose us to additional risks.

While the vast majority of our clients are privately or publicly owned, we also bid for work with governments and governmental agencies, both within and outside the United States and India. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

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

☐

Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation. For example, reports appeared in Indian media regarding our association with the Income Tax Returns Filing project that negatively impacted our reputation;

☐	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
☐	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.

In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (the “FCPA”), and the U.K. Bribery Act 2010, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, it is possible that any of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

In several countries, our contracts with governments enable the design, development or support of critical governmental systems. The lockdowns resulting from the COVID-19 pandemic may affect our ability to support those critical systems and may impact our reputation.

Inability to execute contracts and / or amendments with clients on a timely basis can impact our revenue & profit, causing fluctuations in our reported results.

Our client contracts are generally executed before we start work for them. However, in certain instances we may commence working on client projects in good faith based on letters of intent from the client, before contracts or amendments to previously executed contracts are executed. This may not only impact our ability to recognize revenue for the effort spent in a specified period, but also impacts margins if cost and revenue are accounted for in different periods. In rare instances of contract abandonment, we might not be in a position to recover the cost for the efforts incurred before the contract execution.

VII.	Risks related to our operations

Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.

We are dependent on our information technology networks and systems to process, transmit, host and securely store electronic information and to communicate among our locations around the world and with our clients, suppliers and partners. We are often required to collect and store sensitive or confidential client data. Security breaches, employee misappropriation, unauthorized access, human or technological error could lead to potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of our clients’ businesses. The theft and/or unauthorized use or publication of our, or our clients, confidential information or other proprietary business information as a result of such an incident could adversely affect our reputation and competitive position. Any failure in the networks or computer systems used by us or our clients could result in a claim for substantial damages against us and significant reputational harm. Many of our client agreements do not limit our potential liability for breaches of confidentiality.

As a global service provider with clients in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health data and the GDPR law, which superseded the EU Directive on Data Protection in May 2018. These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to our data or client data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. Many of our contracts involve projects that are critical to the operation of our clients’ businesses and provide benefits which may be difficult to quantify.

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

Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.

The increase in sophistication and complexity of cyber-attacks have made the global cyber threat landscape highly volatile. Organizations across the world need to be vigilant in order to shield themselves from cybersecurity risks and the associated perils and challenges.

We, and our third-party service providers, may be targets of cybersecurity attacks, especially because our workforce is operating in a hybrid model or because of the global geo-political conflicts like the one in Eastern Europe. The nature of the cyber threats is that they evolve rapidly, and there could be a possible scenario where we may be unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis.

We and our third-party service providers may suffer cybersecurity breaches and other information security incidents due to a multitude of factors, including the following:

☐	insider threats;
☐

hackers and other state or non-state actors with an intent to cause harm to us or our clients (including, for example, our government clients and our clients in sensitive industry segments such as financial services, energy, utilities or healthcare);

☐	human error and inadvertent actions by our employees and contractors;
☐	malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments; and
☐	increased threat surface due to a hybrid work model.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services, store and process increasingly large amounts of our clients’ data and host or manage parts of our clients’ businesses, especially in industries involving sensitive data such as the financial services, energy, utilities and healthcare industries. In addition, with increased dependence on few cloud vendors, any consequential large-scale failure in their security, coupled with difficulties of porting data from one vendor to another, may jeopardize ours and our clients’ business continuity. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and significant damages, fines, penalties, and other liability.

Cybersecurity breaches and other data security incidents could have an adverse impact on our current or future business, operations, and financial performance, especially in cases where critical systems, or numerous systems, are impacted, resulting in partial to complete disruption of intended business delivery, or due to unauthorized access to, or the loss, corruption, or theft of, intellectual property, personal data, or sensitive information. If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we could face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and significant costs to investigate, remediate, and otherwise address the breach or other incident. We could also incur increased costs in preventing cybersecurity breaches or other information security incidents in the future.

Our cybersecurity insurance covers first party losses that occur due to a cybersecurity-incident wherein losses include cost of forensics, appointing a crisis consultant and data restoration. The insurance also provides for business interruption losses that we might have to incur as a result of a system shutdown due to a cyber-incident. Our insurance may not be adequate to cover all losses in connection with any cybersecurity breach or other incident, and we cannot be certain that our present coverage, or any future coverage we may obtain, will remain available to us on commercially reasonable terms or at all.

Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) adopted by the European Union (“EU”) or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

The GDPR imposes additional obligations and increases risk exposure upon our business and increases substantially the penalties to which we could be subject to, in the event of any non-compliance, such penalties can be as high as 4% of worldwide annual revenue or €20 million, whichever is greater. Additionally, because the GDPR’s enforcement history is limited, we are unable to predict how certain obligations under the GDPR may be applied to us. Despite our efforts to comply with the GDPR, a regulator may determine that what we have done is not sufficient and subject us to fines and public censure, which could harm our business.

We may see a potential increase in the number of data privacy incidents arising from our operations with the scale of our business, and most employees working from home due to the current pandemic. Further, more of our work may come under the ambit of privacy regulations as more countries have adopted new regulations or strengthened their existing privacy laws similar to the GDPR.

We constituted the data privacy function over a decade ago and it functions as an independent business enabling function. This is a multi-layered program working with a cross section of stakeholders reporting to Senior Management. We assess our liabilities as processors and controllers and implementing controls where required to mitigate the risks. We have formulated and implemented policies and procedures for identifying and reporting privacy breaches, to affected data subjects and/or regulators (as required) within the stipulated time. In addition to implementing and monitoring various controls, we are covered by insurance to some extent in the case of any eventuality. Despite these efforts and insurance, we continue to be at risk of experiencing a data privacy breach, and any such breach could adversely impact our financial results and reputation.

We may be the subject of litigation which, if adversely determined, could harm our business and results of operations.

We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could adversely affect our business, results of operations, reputation, financial position or cash flows.

A prolonged economic downturn due to the COVID-19 pandemic, a prolonged conflict in Eastern Europe and the resulting financial impact to our clients, vendors and other stakeholders along with other situation like cybersecurity threats, data breaches, contractual suspensions, delayed payments and similar other incidents may give rise to more litigation and disputes with our stakeholders resulting in additional cost, or loss of reputation if the same surfaces in the media.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could adversely affect our business.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for claims arising from business interruption due to the geo-political conflicts in Eastern Europe. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations. In addition, the COVID-19 pandemic increases the risk of claims arising out of various situations like errors and omissions and data breaches, which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

In addition, losses arising from events not covered by our insurance policies could adversely affect our financial condition and results of operations. There can be no assurance that any claims filed under our insurance policies will be honored fully or timely. Our financial condition may be adversely affected to the extent we suffer any loss or damage that is not covered by insurance, or which exceeds our insurance coverage.

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

In addition, if such disasters occur in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustain business interruption, which may materially impair our ability to provide services to our clients and may limit their ability to continue their purchase of products or services from us. This could adversely affect our business, financial condition, results of operations and cash flows. Additionally, a prolonged disruption of our operations due to the COVID-19 pandemic may impact our business continuity and employee productivity.

The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.

The health and safety of our employees or those working on our behalf or those present in our offices, and the security of our physical infrastructure may be affected due to acts of violence or vandalism by anti-social elements or the emergence of a disease pandemic or geo-political conflicts. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest, random acts of rage or a public health crisis can affect the safety of our assets and employees, impacting business continuity or reputation or exposing us to lawsuits from employees.

Currently, we operate in 247 locations across 54 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could adversely affect our revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such events affect or involve the United States or Europe (including the current geo-political conflict in Eastern Europe), our business may be significantly impacted, a majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism, military coup or threat of warfare in other parts of the world, (such as Eastern Europe) could cause geo-political instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including China and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, Pakistan has sometimes experienced significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

Heightened geo-political conflicts that may arise due to future waves of COVID-19 pandemic, may affect our ability to operate in these geographies. In addition, any prolonged conflict may delay the economic recovery from the pandemic, compounding any adverse impact to our business.

Climate change risks are increasingly manifesting in our business as strategic risks, physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations and profitability.

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

Strategic climate change risks: In a market with heightened awareness of climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain eco system, we are prone to strategic risks if our climate action goals are not aligned to the Paris Agreement on climate change.

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

Extreme weather events also bring-in very different problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain foods; while events like flooding can cause cholera, diarrhea and malaria. Changes in the availability of natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

Climate related market risks: In response to increasing awareness on climate change and other related socio-environmental issues, clients increasingly request for our emission performance or Carbon Disclosure Project (“CDP”) score during the request for proposal (“RFP”) or bidding stage. A number of clients and potential clients have inquired about our Net Zero commitment, commitment to Science Based Targets, and supply chain emission reduction program, and our responses to such inquiries may become an important factor in our clients’ overall decision-making process. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts. We respond to multiple sustainability supplier assessments from our clients including the CDP supply chain response every year.

Climate related regulatory risks: The scientific community and global leaders agreed upon the importance of reducing the global temperature increase to well below 2°C to manage the devastating impacts of climate change while signing the Paris Agreement in 2015. Parties to the Paris Agreement have already provided their Intended Nationally Determined Contribution, which outlines the actions countries intend to take to reduce their greenhouse gas emissions. This could translate into emission reduction goals being passed on to businesses, in the form of new regulations that enforce a carbon tax or other emission reduction targets. In many geographies, regulations requiring detailed disclosures on climate action, performance, risk and opportunities already exist or are in the pipeline. Such new regulations would result in increased cost of compliance for us. Further, any gaps due to incorrect reporting of metrics including wrong interpretation of evolving global standards may attract penalties, impact reputation and may lead to other consequences.

Risks resulting from potential violations or non-conformance with climate laws and regulations could impact our profitability through the incurrence of penalties or by limiting our ability to operate in certain geographies and could adversely impact our reputation and brand.

Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our 2030 Environmental, Social and Governance (ESG) vision.

We have been a pioneer in adopting the United Nations Sustainable Development Goals and in publishing our aspirational ESG vision for 2030. Our 2030 ESG vision includes several goals. Our performance vis-à-vis these goals is monitored internally as well as by external agencies. If we are unable to meet our goals or if we are not awarded desirable ESG scores by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted including our brand reputation which could impact the share price.

Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect our reputation and the prices of our equity shares and ADSs.

There is media coverage and public scrutiny of our business practices, policies and actions including negative, and in some cases, inaccurate posts or comments. Any future negative media coverage in relation to our business, our Board or senior management, regardless of the factual basis for the assertions being made, may adversely impact our reputation. In addition, responding to allegations made in the media can significantly divert the time and attention of our Board and senior management away from our business and disrupt our operations. We may not be able to respond publicly to certain comments in the media due to the obligations, we have with our employees, clients and other stakeholders. Any unfavorable publicity may also adversely impact investor confidence and directly or indirectly cause the price of our equity shares and ADSs to decline.

If any of our employees, as independent individuals, engage in any acts that are perceived to be against the interests of the communities we operate in or that violate local regulations, and if such acts become the subject of mainstream and social media attention or regulatory scrutiny, our reputation may be negatively impacted.

VIII.	Risks related to legislation and regulatory compliance

Initially, the COVID-19 pandemic led to substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia.  A key risk at that time was widespread enactment of restrictive legislation and regulations which would limit companies in those countries from outsourcing work to us or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.

However, as countries and corporations are adjusting to the evolving economic impact of the pandemic, a new reality has been revealed of the significant shortage of IT talent at all levels.  The reasons for this shortage are manifold and are continuing to be studied.  The attendant risks for our company are related to our need to provide the necessary in-market talent for our existing and new clients in key markets including the Americas, UK/Europe, and APAC.

Our reliance on work visas for a portion of technology professional employees makes us vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Complying with changing immigration regulations could increase our employee costs, visa application and extension costs, and costs related to more complex compliance and audit. In addition, the increased costs could adversely affect the ability of our existing or new/future visa-

dependent employees from being deputed or otherwise assigned to a new location to work on client projects - thus impacting our current and future revenue.

While the restrictions on visa programs in many key markets which were seen early during the pandemic have since been successfully navigated by industry, or simply rescinded, other obstacles remain. In particular, due to their own shortages in staffing, governments have been unable to resume many of the basic operational procedures (such as visa application reviews, interviews, visa-stamping, etc.) required to facilitate the movement of IT workers across borders.  These mechanisms have been further slowed by ongoing and constantly evolving efforts to integrate first-of-their-kind health and safety measures into existing operating protocols in response to the spread of COVID-19.

New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in the countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, injunctions, negative client sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Indian Companies Act, 2013, the Securities and Exchange Board of India (“SEBI”), (Listing Obligations and Disclosure Requirements), Regulations, 2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations as amended from time to time are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as the UK Modern Slavery Act, 2015, UK Corporate Criminal Offence Act and should there be any failure by our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2022. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operations.

From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or against our clients. Our business partners may have similar claims asserted against them. Third parties, including companies with greater resources than us, may assert patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

In addition, litigation initiated by non-practicing entities continues in the software industry. The non-practicing entities are business establishments that hold the patents and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We intend to defend such claims. However, as with most litigation, the outcome is difficult to predict. Such lawsuits or claims may increase our cost of doing business and may be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

We cannot be sure that the services and solutions that we offer to our clients do not infringe on the intellectual property rights of third parties. With increased working from home, due to the COVID-19 pandemic risk that some our employees may reuse intellectual property of different clients may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

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

In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including because it is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could adversely affect our results of operations.

The software industry is making increased use of open-source software in its development work. We also incorporate open-source technology in our services and in our proprietary products and platforms which may expose us to liability and have a material impact on our product development and sales. The open-source license may require that the software code in those components or the software into which they are integrated be freely accessible under open-source terms and security vulnerabilities in open-source software may adversely expose our product and result in financial claims against us. While we take appropriate measures to comply with open-source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open-source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could adversely affect our competitive position, results of business operations, financial condition and our relationships with clients.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones (“SEZ”). Under the SEZ Act, 2005, SEZ units which began providing services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years, subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and our utilization of such reserve to acquire new plants and machinery for the purpose of our business as per the provisions of the Income Tax Act, 1961 (the “Income Tax Act”).

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $395 million, $346 million and $383 million for fiscal 2022, 2021 and 2020, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available.

If the government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing or operating facilities in SEZs, our results of operations and financial condition may be adversely affected. In the event, where we are not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, we will have to pay taxes on the unutilized reserve following the expiry of year specified. This would result in an increase to our effective tax rate.

In India, changes in taxation law are announced on an annual basis when the Union Budget is presented. The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from fiscal 2016, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax-payers. Accordingly, the Taxation Laws (Amendment) Act, 2019 has introduced Section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax of 22% plus surcharge of 10% and cess of 4% without claim of certain deductions mentioned therein including deduction for SEZ units under section 10AA. Further, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. However, the Taxation and other Laws (Relaxation and Amendment of Certain Provisions) Act, 2020 extended the date for commencement of operation for the SEZ units for claiming deduction under deduction 10AA of the Income Tax Act to March 31, 2021, for the units which received necessary approval by March 31, 2020. Additionally, the Finance Act, 2016 amended Section 80-IAB of the Income Act whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commence on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability in case the Company continues with the current corporate tax.

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

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (“PAN”) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with Multilateral Instrument (“MLI”) exists. Further, based on a Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the company may have to gross up for such withholding taxes in case relevant tax documents for availing the benefit under Double Taxation Avoidance Agreement are not furnished.

The Indian Finance Act 2021, effective April 1, 2020, has excluded goodwill from the definition of block of assets. As a result, the income tax depreciation shall not be allowed as a deduction while computing the total income. Further, any depreciation claimed until March 31, 2020, shall be reduced from the purchase price to arrive at the cost of acquisition in case of transfer of asset in future.

Goods and Services Tax (“GST”), India’s biggest tax reform, was enacted on July 1, 2017. GST replaces various indirect taxes levied by the State and Center with a unified tax. The major taxes subsumed into GST are Central Excise, Service tax, Central Sales Tax, Value added tax, Entry tax, Octroi, additional duty of customs, Entertainment Tax and Luxury Tax. The introduction of GST has increased the indirect tax compliance of the group as the concept of centralized registration and payment of taxes no longer exists under the GST regime.

We have entered into Advance Pricing Agreements (“APAs”) in multiple jurisdictions to provide greater predictability regarding our tax obligations for our overseas operations. Any material changes to the critical assumptions underlying these APAs may have an impact on taxes. Further, when these APAs expire, there is no certainty that they will be renewed. If they are renewed, there is no certainty that they will be on the same or similar terms.

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There may be changes in tax rates in some countries as a result of the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) which aims to create a global minimum tax rate. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including taxes on digital services) which may impact our tax cost.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could adversely affect our profitability.

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

The Government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on RBI to pay all our forex expenses and dividend. Any exchange controls regime impacting ability to remit monies will severely impact ability to deliver services and stock prices (dividend). If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected. Any political instability could delay any further reforms and could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

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

Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, redundancy payments under Transfer of Undertakings - Protection of Employment (TUPE)-type legislation, or other violations of labor laws, or other alleged conduct. If we are held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations, our operating profitability could be adversely affected.

Our ability to acquire companies organized outside India may depend on the approval of the RBI and the Government of India and failure to obtain this approval could negatively impact our business.

The RBI permits acquisitions of companies organized outside of India by an Indian party under the automatic route and without approval if inter alia, the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs or GDRs, or if the proposed acquisition structure falls under the permitted list. However, any financial commitment exceeding $1 billion or its equivalent in a financial year, or certain types of acquisition structures requires prior approval of the RBI under the approval route, even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet.

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

IX.	Risks related to the ADSs

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

In the past several years, the premium on ADSs compared to equity shares has significantly narrowed. If a substantial amount of our ADSs is converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the New York Stock Exchange and could impact the price of our ADSs.

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

The SEBI Listing Regulations and the Indian Companies Act, 2013 provide that an e-voting facility must be mandatorily provided to all shareholder resolutions in accordance with prescribed procedure under the Indian Companies Act, 2013. This may mean that ADS holders may be able to vote on our resolutions irrespective of where they are located or whether they are able to attend the meetings of shareholders. At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares under the open market route through the Indian stock exchanges, the ADS holders need to take certain actions in order to convert the ADS into equity shares and sell the equity shares through the Indian stock exchanges.

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

Indian regulations may regulate or restrict remittance of ADR dividend or conversion of ADR into Indian equity shares which may impact investor sentiments.

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could adversely affect the returns to our shareholders.

Effective fiscal 2020, we expect to return approximately 85% of the free cash flow cumulatively over a five year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. We declare and pay dividends in Indian rupees. The Finance Act 2020 has replaced the Dividend Distribution Tax with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In light of the above changes under the Income-Tax Act, a company paying dividends to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders.

If the effective rate of tax at source on dividend increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

Indian listed companies which have made a public announcement in respect of a buyback of shares after July 5, 2019, are liable for additional income tax on the buyback of shares of listed companies under section 115QA of the Income Tax Act. Therefore, all Indian companies are subject to tax on buyback of shares. Correspondingly, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act is provided.

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

Our primary geographic markets are North America, Europe, rest of the World, and India which generated 61.7%, 24.8%, 10.6% and 2.9% of our revenues in fiscal 2022 respectively. We serve clients in the following industries: financial services and insurance; retail; consumer packaged goods and logistics; communication; telecom OEM and media, energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $10,939 million in fiscal 2018 to $16,311 million in fiscal 2022, representing a compound annualized growth rate of 10.5%. Our net profit grew from $2,486 million to $2,968 million during the same period, representing a compound annualized growth rate of 4.5%.

Between March 31, 2018, and March 31, 2022, our total employees grew from 204,107 to 314,015, representing a compound annualized growth rate of 11.4%.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981, in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders, and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing in Japan. In 2008, we were selected as an original component member of 'The Global Dow', a worldwide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We were inducted into the Dow Jones Sustainability Indices in fiscal 2018.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2022, 2021 and 2020, we spent $290 million, $285 million and $465 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2022, we had contractual commitments of $164 million for capital expenditure. These commitments included $109 million in domestic purchases and $55 million in overseas commitments.

Acquisition

On April 20, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) completed the acquisition of oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to EUR 50 million (approximately ₹420 crore), which includes contingent consideration, management incentives and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe. To consummate this transaction, Infosys Consulting Pte. Ltd., had simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

B. BUSINESS OVERVIEW

OUR INDUSTRY

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. During fiscal 2022, we witnessed an acceleration in the adoption of digital technologies as businesses attempted to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services.

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

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings such as data analytics companies, software-as-a-service businesses, cloud platform providers, digital design boutiques, and specialty BPM firms.

During fiscal 2022, businesses around the world continued to battle disruptions due to the COVID-19 pandemic, balancing employee well-being, new ways of remote and hybrid working and managing the changing expectations of employees and customers.

The future of the technology industry is being shaped by the following trends:

•	An accelerating demand for IT services with digital becoming mainstream and new growth pockets e.g.,

cloud, AI, cybersecurity, IoT and immersive technologies

•	A significant increase in enterprise spending on hybrid, multi-cloud led transformation
•	A proliferation of tech natives and large enterprises reinventing digital business models
•	An intense war for talent as clients embrace new ways of working, coupled with scarcity of niche digital skills
•	Environmental, Social and Governance (ESG) becoming a strategic theme for all stakeholders of an enterprise

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

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

Over the last four years, we have executed on this strategy and generated significant outcomes as described further below:

1.

Scale Agile Digital: Our revenue from digital technology related services and solutions has more than doubled in the last three years, and currently comprises 57% of our total revenue. We are rated as a “leader” in 54 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

Our human experience-related services expanded with the opening of eight innovation hubs, six digital studios, 12 proximity centers and 20 living labs around the world.  During the fiscal, we entered into a definitive agreement to acquire oddity to augment our human experience capabilities in Europe. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 4,500 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened with the launch of our Infosys Applied AI solutions, coupled with the Infosys Data Workbench. Our AI platform, Infosys Applied AI, helps enterprises adopt a comprehensive approach and roadmap to scaling enterprise-grade AI for their businesses. With advances in next-generation computing power, ready access to datasets on the cloud to train Machine Learning models and consumable Artificial Intelligence (AI) services, our solutions enable our clients to generate insights from their data and open opportunities for data monetization.

Our Innovate-related services and solutions are boosted by workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, certified scrum masters and capabilities in horizontal technologies such as 5G, autonomous tech, product engineering, internet of things and blockchain.

Our Accelerate-related services are aimed at rapidly transforming our clients’ legacy technology landscapes and processes with digital technology. We invested in and built strong partnerships with cloud hyperscalers such as AWS, GCP and Microsoft Azure, and SaaS providers. In fiscal 2022, we expanded our integrated cloud offering Infosys Cobalt™, which now offers over 35,000 cloud assets and over 300 industry cloud solution blueprints.  Infosys Cobalt™ is helping enterprises to securely access cloud capabilities with the assurance of single-point accountability for outcomes.

We launched Infosys Equinox, our flagship digital commerce platform, which is a set of core microservices encompassing all digital commerce scenarios to help enterprises rapidly build and deploy features across all touchpoints and channels, without the friction associated with legacy platforms.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers and niche AI players, powered by our best-in-class solutions, IPs and frameworks. We have automated over 20,000+ processes for our clients and have over 1,000 ready use cases across industries.

Our Assure services, in software testing and cybersecurity, continued to grow with investments in Cyber Gaze, our cybersecurity dashboard and suite of related applications.

2.

Energize the Core: Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. We made significant investments in our “Live Enterprise” platform, including our Bot Factory of preconfigured automation bots and Live Enterprise Application Management Platform (“LEAP”), our platform for optimizing large scale application maintenance and reengineering.

In fiscal 2022, we won a total contract value of over US$ 9.5 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of remote working.

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

Lex, our inhouse developed, anytime-anywhere-learning platform, offers over 13,700 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 2,99,000 of our employees use Lex and are spending approximately 2.3 million training days compared to 1.9 million in the last fiscal with close to 45 minutes per day on average for learning activities.

4.

Expand Localization: With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the United States, UK, Europe, Japan, China and Australia. We established innovation hubs, near-shore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2022, we recruited over 14,805 employees locally in our markets, of which 3,650 were fresh graduates. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, our strategic areas of focus for the next few years will be to further:

•	Scale our cloud capabilities, especially around cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
•	Expand capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
•	Strengthen our employee value proposition for the newer contexts of work and workplace;
•	Run our operations in a cost-effective and agile manner, including increasing the levels of automation in our service delivery;
•	Deliver on our ESG commitments, while at the same time enabling our clients to realize their sustainability goals.

OUR STRUCTURE

Our go-to-market business units are organized as:

•	Financial Services and Insurance
•	Retail, Consumer Packaged Goods and Logistics
•	Communications, Telecom OEM and Media
•	Energy, Utilities, Resources and Services
•	Manufacturing
•	Hi-Tech
•	Life Sciences and Healthcare
•	Others, which includes India, Japan, China, Infosys Public Services and other enterprises in public services

Our solutions have been primarily classified as digital and core.

Digital:

•	Experience
•	Insight
•	Innovate
•	Accelerate
•	Assure

Core:

•	Application management services
•	Proprietary application development services
•	Independent validation solutions
•	Product engineering and management
•	Infrastructure management services
•	Traditional enterprise application implementation
•	Support and integration services
•	Business Process Management

Our Products & Platforms include:

•	Infosys Finacle®
•	EdgeVerve
•	Infosys McCamish
•	Panaya®
•	Stater Mortgage Services
•	Wingspan®
•	Infosys Meridian
•	Infosys Helix
•	Infosys Equinox
•	Infosys Cyber Next
•	Infosys Applied AI
•	Infosys Live Enterprise Application Suite
•	Infosys Cortex

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

Strategy and Architecture: We enable clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing their technical architecture for reliability and security.

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

Infosys Knowledge Institute

The Infosys Knowledge Institute (“IKI”) harnesses the collective intellectual capital of our employees, clients, partners, and academics to develop and share a deeper understanding of the business impact of technology and market trends. Combining surveys, quantitative analysis, and expert interviews, IKI creates perspectives, benchmarks, and diagnostic tools on trends across industries and functions. Current research themes include sustainability, artificial intelligence, data analytics, cloud, modernization, digital commerce, agile methods, and cybersecurity. Major works include the Digital Radar maturity assessment, TechCompass series, Practical Sustainability book and the Tech Navigator for future trends. IKI also publishes regularly in leading business and technology media and conducts roundtables and seminars.  For more information, refer to our Company’s website.

2) Enterprise Solutions

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

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings to help transform our clients’ businesses and Enterprise Resource Planning (“ERP”) landscape. Our focus is on Oracle implementations, business transformation services, global rollouts, and application development, support and maintenance offerings. We have deep expertise across Oracle products and platforms, including next-generation offerings in Fusion Apps, Exadata capabilities, and Oracle Cloud offerings in Oracle Cloud Infrastructure, Human Capital Management and Customer Relationship Management (“CRM”). We have developed industry-specific Oracle solutions that our clients have implemented. We have also made significant investments in delivering core Oracle technologies, including the establishment of exclusive joint innovation centers and Centers of Excellence that are used in our client engagements.

Enterprise Application Integration (“EAIS”)

The EAIS Practice helps customers renew their core business and innovate into new business through accelerated digitization in our focus areas - experience, digitization, connected devices, and new business models. At the core of EAIS is bringing together disparate systems through the use of next generation integration technologies along with best of breed enterprise applications. The fundamental themes of our offering involve helping customers renew their core business and innovate into new business through accelerated digitization of processes and technology, Service Oriented Architecture (“SoA”), Digital Process Automation (“DPA”), BPM, and Application Program Interface (“API”) along with Supply Chain Management (“SCM”) solutions like Maximo. The focus areas are:

•

The SCM & Enterprise Asset Management (“EAM”) Practice, which has in-depth expertise in creating point solutions on Order Management Systems (“OMS”), Warehouse Management Systems (“WMS”), Planning, Procurement and EAM solutions for retail, manufacturing, energy, communications and financial services industries. EAIS also has multiple product offerings including Ariba, Blue Yonder, Sterling OMS, Manhattan WMS, and IBM Maximo.

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

•

BPM Solutions Practice, to help global enterprises overcome business challenges through process orchestration, rules implementation, simplifying business process, improving productivity and reducing costs, and time-to-market.

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

In October 2018, we completed the acquisition of Fluido, a leading Salesforce advisor and consulting partner in the Nordics region and a recognized leader in cloud consulting, implementation and training services which enables us to execute on our strategy to help clients navigate the next in their digital transformation journey. This acquisition strengthens our position as a leading Salesforce enterprise cloud services provider and enhances our ability to provide clients an unparalleled cloud-first transformation.

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

Through these acquisitions, we further elevated its position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

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

Our key offerings include:

•

Strategy & Consulting: Our multidisciplinary, broadly informed consulting team leverages the connected screen and touch point neutral strategies to help our clients effectively reimagine, reshape and retool their ’ businesses to drive rapid change and better position them for growth in a digital world.

•

Experience: We focus on enabling our customers to better connect with consumers, partners and employees. Our specific offerings in this area are an omni-channel experience, omni-channel commerce, digital marketing, and developing a workforce of the future.

•

Digitization: We focus on optimizing operations and simplifying processes for our customers, to enable them to provide better experiences. Our specific offerings in this area include the digitization and simplification of processes, business process management, process SaaSification (Software on the Cloud) wrap and renew and supply chain planning and fulfillment.

•

E-commerce: We combine strong digital commerce strategies and significant technology implementation with proven execution experience. Our partners represent the breadth and depth of front-office and back-office services, which drive end-to-end, world-class customer experience.

•

E2E Digital Operations: We address the consumer demands of the digital age by providing a turnkey service, which enables our clients to bring their digital advertising operations (AdOps, Search Engine Optimization, Search Engine Marketing, omni-channel commerce, social media) into the enterprise to maximize speed-to-market and personalization.

•

Mobility: As smart devices become increasingly more pervasive and intrinsic in our lives, enterprises are eagerly looking for ways to leverage this phenomenon and transform their businesses. The Mobility Practice at Infosys Digital plays a pivotal role in ‘smart devices-led digital transformation’ for our clients.

We accelerate the deployment of mobility-driven solutions through our pre-built solutions and reference architectures, industry-leading tools and frameworks, and an eco-system of innovative partner capabilities.

We continue to invest in research initiatives, experience design labs, the latest testing and automation tools, Digital Academy, User Experience Labs, and in our mobile centers of excellence along with enhancing the Infosys Equinox Digital Commerce and Marketing platform. Our digital alliances, acquisitions and partnerships with leading strategic and innovative players are essential to our clients with end-to-end capabilities across the consulting, creative, technology and operations functions.

Our acquisitions to accelerate Digital Design and Experience Capabilities include:

WongDoody: In May 2018, we completed our acquisition of WongDoody, a US based full service creative and consumer insights agency, which is our Experience design arm focused on North America. WongDoody currently has studios in Seattle, Los Angeles and New York and is part of our global connected network of Experience Design (“XD”) studios. WongDoody helps to leverage award-winning, globally recognized strategic and creative capabilities to create the digital products, services and campaigns of the future, helping align CMOs and CIOs around their most critical initiatives. By combining WongDoody’s customer insights and design, with Infosys’ global reach and technological strength we deliver an end-to-end solution, driving digital business transformation for the Forbes Global 2000.

Blue Acorn: In October 2020, we completed the acquisition of Blue Acorn iCi, an Adobe Platinum partner in the United States, and a leader in digital customer experience, commerce and analytics. This acquisition further strengthens Infosys’ end-to-end customer experience offerings and demonstrates its continued commitment to help clients navigate their digital transformation journey. Blue Acorn iCi brings to Infosys, significant cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services.

Oddity: In April 2022, we completed the acquisition of oddity, a Germany-based digital marketing, experience, and commerce agency. With more than 300 digital experts located in Stuttgart, Berlin, Cologne, Belgrade, Shanghai and Taipei, oddity is one of the largest independent digital agencies from Germany. This move further strengthens Infosys’ creative, branding and experience design capabilities, and demonstrates its continued commitment to co-create with clients and help them navigate their digital transformation journey.

Application Development Capabilities

We develop customized software solutions for our clients through projects that leverage a combination of our technical capabilities, domain understanding, consultative capabilities, intellectual property assets and methodologies. We aim to provide high-quality solutions that are secure, easy-to-deploy and modular, to facilitate enhancements and extensions. Our proprietary methodologies also allow our software applications to integrate stringent security measures throughout the software development lifecycle. Our vast pool of consultants and certified program management professionals help our clients execute both projects and large transformation programs.

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

We have invested internally in developing technology-based solutions for test lifecycle automation, non-functional testing and vertical-specific testing. We have also built alliances with leading test tool vendors such as Hewlett-Packard Company, IBM, Microsoft Corporation, CA Technologies, Inc., Parasoft Corporation, Micro Focus International plc, Compuware Corporation and TestPlant Ltd., and are involved in building joint solutions with some of these alliance partners. These testing solutions facilitate high reliability in our clients’ applications and products, while enabling us to deliver such solutions cost-effectively and with a reduced time-to-market. Our dedicated testing professionals are trained at an in-house testing academy in various areas, including industry domains, technology, quality processes, testing methodologies and project management. We also use a best-of-breed approach to include industry-standard tools and our proprietary IP to achieve significant benefits across the testing lifecycle through the Infosys Test Lifecycle Platform, test management and data testing workbenches.

Our engagements span multiple geographies across business lines of our clients. We provide a broad range of services, including independent testing, maintenance testing, package testing for implementations, upgrades and roll outs, functional automation, performance testing, test process maturity assessment, Test Center of Excellence design and implementation, quality assurance transformation, and user acceptance testing. We provide these offerings through a ‘Managed Testing Services’ model, with centers of specialization for test automation, performance testing, data warehouse testing, SoA testing, test data management, infrastructure testing and user acceptance testing. With our managed testing services model and our test consulting services, we have played a key role in transforming our clients’ testing organizations, leading to continuous improvements in quality at reduced costs.

Data and Analytics

Our Data and Analytics (“DNA”) service helps customers realize business value from their data and drive superior business performance through better visibility and decision-making.

We work with customers across the lifecycle of their data, right from defining their DNA strategy, to defining and implementing their enterprise information architecture, data acquisition and transformation from disparate data sources, and organizing data to arrive at meaningful conclusions and derive actionable information and insights that are delivered through multiple channels, including self-service options. We also prescribe solutions to their business problems; and create models to predict future outcomes of their business processes through the use of statistical analysis, data mining, mathematical modeling, predictive analysis and data visualization tools, which finally leads to the application of robotics, machine learning and business process automation that relies on continuously accumulated knowledge and data to improve the efficiency of their business process.

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

•

Data Integration and Extract, Transform and Load (“ETL”): provide end-to-end services for building enterprise data warehouses, data marts, and data stores. This includes building best-in-class data models or adopting industry-specific models and building the entire data provisioning layer using ETL tools.

•	Master Data Management (“MDM”), Data Quality and Governance: define and implement MDM platforms using tools and custom technologies, and industry-specific data quality and governance services.
•	Business Intelligence and Reporting: Our information delivery services include reporting, dashboards and analytics.
•

Mobile, Self-Service and Visualization Technologies: enable end-users with self-service Business Intelligence and enable its consumption on mobile platforms. We also build next-generation reporting systems using best-in-class visualization technologies.

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

Engineering Services Capabilities

Our Engineering services capabilities provides cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product conception and creation to sustenance and end-of-life management. This Practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the IoT and Software Defined Networking.

We have over twenty years’ experience in delivering excellence to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and business process management (BPM). Our offerings include:

•

Mechanical products and systems, including the design and rendering of automotive, aircraft and industrial subsystems such as lightweight composite aero-structures, and design optimization leveraging knowledge-based engineering.

•	Communications engineering, including media services such as interactive TV solutions, large-scale network engineering, and enabling enterprise collaboration.
•

Electronic products and systems, ranging from new product development of home security and automation solutions and wearable medical devices to high-end advanced driver assistance systems (ADAS) connected car solutions.

•	Software Product Development Services incorporating new technologies that enable clients across multiple industries to further differentiate their offerings.
•	Product Lifecycle Management, including implementation, systems integration and solution development.

In 2020, we completed the acquisition of Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, bolstering capabilities in the design of smart products. This acquisition demonstrates Infosys’ commitment to innovate for its clients and make meaningful impact on human lives through a combination of cutting-edge technologies. This collaboration further aims to revolutionize patient care, treatment, diagnostics and consumer health, across the world. With Kaleidoscope Innovation, Infosys will further strengthen its digital offerings and also its workforce, with a diverse talent pool having extensive knowledge of design and engineering.

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

•	Infosys Automation Suite: Along with our IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation.

In 2020, we acquired GuideVision, one of the largest ServiceNow Elite Partners in Europe and an award winning enterprise service management consultancy specialised in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. Through this acquisition, Infosys further enhances its digital capabilities, strengthens Infosys Cobalt portfolio of cloud services and reaffirms commitment to the growing ServiceNow ecosystem. GuideVision brings to Infosys, end-to-end offerings, including SnowMirror - a proprietary smart data replication tool for ServiceNow.

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

•

Expand innovation with the cloud community and its 35,000 cloud assets - Enterprises can leverage the full potential of the cloud ecosystem and Infosys Cobalt’s thriving community of business and technology innovators to drive increased business value. Working grassroots up and extending seamlessly to partner with clients, the cloud community provides access to a catalog of over 35,000 assets to help businesses leverage the potential of the cloud ecosystem. An example is the Infosys payer B2B platform creating a disruptive marketplace for employers and providers to come together to manage the health of employees. The Infosys Cobalt cloud community, over time, will expand to include start-ups, partners, academia, gig workers and citizen cloud developers.

•

Speed-to-market with over 300 industry cloud solution blueprints and Infosys Cobalt Labs - With Infosys Cobalt, enterprises can have ready access to a growing portfolio of over 300 cloud-first solution blueprints. Infosys Enterprise Service Management Café, for example, is an AI-powered solution built over the ServiceNow cloud platform, that delivers ready-to-launch applications. With Infosys Cobalt Labs, at Infosys global digital centers, businesses can also co-create new solutions and accelerate speed to market. More broadly, Infosys Cobalt Labs works with the Infosys partner ecosystem to pre-configure partnerships to prototype industry solutions as well.

•

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

•

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

•

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

•

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

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings – such as LEAP, which has a platform-centric approach for A services that makes application management agile, intelligent, integrated and business-aligned. As a leader in data privacy, Infosys Enterprise Data Privacy Suite

(iEDPS), assists organizations in tackling the complexity and data privacy responsibilities of organizations to achieve both compliance and business productivity objectives. In order to address the increased cybersecurity threats for our clients’ businesses we have built CyberNext, a holistic security-as-a-service platform. Through Infosys Cortex, an AI-driven, cloud-first customer engagement platform, we transform digital customer service through purposeful communication and smart decision-making capabilities. Most of our platforms are designed to be platform-a-a-service offerings with IP / patent-led differentiation. These platforms have been able to bring in differentiated services while accelerating innovations for our clients.

Infosys Living Labs brings our entire innovation ecosystem to help clients meet their innovation-at-scale needs – on multiple dimensions. Here we proactively monitor and publish Trend Trees of Horizon 3 technologies and business trends. Assist our clients to foresee disruptions with Listening-Post-as-a-Service (LPaaS). Jointly working with our clients, we enable rapid prototyping, incubating and piloting innovative solutions. We recently launched Infosys Metaverse Foundry, an integral part of Infosys Living Labs that is driving the digital innovation agenda for enterprises racing to adapt and execute strategies for virtual-physical interconnections. It helps enterprises navigate the metaverse by partnering with them through the Discover-Create-Scale cycle.

We also instill a culture of innovation with our Be The Navigator program across large teams by providing shared innovation infrastructure for collaborative innovation and ensuring a seamless transition from proof of concept to large-scale implementations with our global innovation hubs. Our evolving partner ecosystem, including startups, universities and hyperscalers, plays a critical role in the increased velocity of ideas and solutions for our clients.

Infosys Innovation Network (IIN) is a well-orchestrated partnership between select startups, universities, and Infosys to incubate and bring the best of emerging tech innovations from across the globe to our clients. The IIN program aims to create lighthouse wins for clients to experiment and implement the art-of-the-possible leveraging our global innovation ecosystem. Infosys de-risks client adoption of technology innovations and solutions by carefully curating these startups, finding the right fit and implementing early pilots. Infosys has also established partnerships with key client Corporate Venture Capital firms to bring their portfolio startups on to Infosys’ network. Over the past 12 months, we’ve engaged with numerous startups and universities across geographies like the United States, Finland, Israel, and India, working in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more. ICETS has supported over 100 innovation programs for clients like, American telecom companies, large banking institutions, European national postal service, and more, by bringing together Infosys platforms, innovations, and networks. We act as the contextualizer, crucible and orchestrator to our clients driving next-generation innovations.

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

Our BPM service offers services to operate, optimize and transform business processes. Infosys BPM enables clients to outsource several critical business processes that relate to specific industry verticals and functional horizontals, including digital business services, customer service, finance and accounting, human resource management, legal process management, supply chain operations, sourcing, procurement, and operational analytics.

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

Infosys Edge

Edge suite includes – AssistEdge®, CollectEdge®, TradeEdge® and ProcureEdge®. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. AssistEdge® is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. CollectEdge® is an AI powered product designed to help lending organizations reduce delinquency rates, boost recoveries, improve operational efficiencies and enhance customer experience. TradeEdge® helps global companies, reach millions of new consumers and increase revenues while reducing non-productive inventory. ProcureEdge® helps global organizations to continuously discover and realize value across their Source-to-Pay (S2P) cycle through automation.

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

Infosys Equinox

Infosys Equinox is a human-centric digital commerce and marketing platform that provides rich, hyper-personalized experiences across any channel and touchpoint to customers. Built on the future-ready MACH-X architecture, the platform delivers the right balance between agility and adaptability for enterprises. Backed by the technology and industry capabilities and partner ecosystem of Infosys, this can be the only digital commerce platform that our clients will ever need.

Infosys Helix

Infosys Helix is a Platform-Powered, AI-First, People-Centric suite that allows healthcare data to be analyzed, customized and democratized for different users in the ecosystem such as payers, providers, members and governments. The suite offers three platforms - Provider Lifecycle Management Platform, Payer On Cloud Platform and Payer B2B Platform.

OUR CLIENTS

We market our services to large enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2022	2021	2020
North America	61.7%	61.3%	61.5%
Europe	24.8%	24.2%	24.1%
Rest of the World	10.6%	11.6%	11.8%
India	2.9%	2.9%	2.6%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2022	2021	2020
Financial services	32.0%	32.4%	31.5%
Retail	14.6%	14.7%	15.5%
Communications	12.5%	12.6%	13.2%
Energy, Utilities, Resources and Services	11.9%	12.5%	12.9%
Manufacturing	11.0%	9.4%	10.1%
Hi-Tech	8.2%	8.5%	7.7%
Life Sciences	7.0%	6.8%	6.4%
All Other segments	2.8%	3.1%	2.7%
Total	100.0%	100.0%	100.0%

For fiscal 2022, 2021 and 2020 our five largest clients together contributed 11.4%, 11.0% and 11.6%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, across 54 countries around the world, focusing on delivering digital solutions for specific industries and geographies. Our depth of geographic reach and industry knowledge allow us to leverage global expertise tailored locally to serve every client's needs. Our strategy focuses on articulating and demonstrating how we help enterprises navigate their next and become a Live Enterprise.

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

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors in niche technology areas who are focused on agility, flexibility and innovation.

We typically compete with other large global technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end service capability and solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

We potentially see emerging competition to our services from niche software-as-a-service companies, cloud platform companies and, insourcing of technology services by the technology departments of our clients.

HUMAN CAPITAL

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers.

As of March 31, 2022, we employed 314,015 employees, of which 297,859 are professionals involved in service delivery to clients, including trainees. During fiscal 2022, we added 54,396 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

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

During fiscal 2022, due to lockdown in most countries we hire in, we had to innovate and pivot our recruitment process to conduct interviews virtually. We developed Infosys InTap platform and used it to complete the recruitment process. Likewise, the employee joining process also had to be pivoted to allow remote joining and induction. Our Launchpad tool provides a guided flow for our new hires throughout the onboarding process, making the entire process paperless and faster resulting in faster deployment on projects.

During fiscal 2022, we received 5,866,636 employment applications, interviewed 523,385 applicants and extended offer of employment to 222,500 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As on March 31, 2022, we have 684 pending or registered patents in India, EU, US and other key jurisdictions. Infosys Limited and its subsidiaries also have 839 trademarks pending or registered across classes identified for various goods and services across 51 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

CYBERSECURITY

We have designed a robust cyber security strategy to minimize cyber security risks through a three-pronged approach – Secure by Design, Secure by Scale, and Secure the Future. Our focus on serving our clients with assured digital trust stems from the right alignment of our strategy to our business goals, backed by a robust cyber security framework. Our Cyber Risk Management is a robust program that identifies, analyzes, prioritizes, treats, and monitors cyber risks across the enterprise. The Cyber Risk Assessment Framework is aligned to ISO 31000, ISO 27001, and ISO 27005.

Our cyber security program is managed by our dedicated enterprise Information Security Group, under the leadership of our Chief Information Security Officer. The Board and the senior management oversees execution of cyber security program. The cybersecurity sub-committee of the Board assesses cyber security risks and our preparedness to mitigate and react to such risks. A high-level working group, the enterprise Information Security Council (“ISC”) is responsible for governing and overseeing our Information Security Management System. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from our various departments and business.

We have implemented multi-layered controls with a defense-in-depth approach, supplemented by policies, processes, controls (preventive, detective, and corrective). Our strategy focusses on four areas: transparency & experience, continual improvement & compliance, cyber resilience, and building & maintaining a positive cyber security culture within the organization. Our security program is designed to provide the assurance that required controls and processes are implemented, monitored, measured, and improved continuously to mitigate Cyber Risks across Cyber Security domains.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of such incentive, our operations have been subject to relatively lower Indian tax liabilities. The Taxation Laws (Amendment) Act, 2019 has provided an option to domestic companies to opt for concessional tax rate of 25.17% under section 115BAA of the Income Tax Act subject to certain conditions including not availing certain deductions or exemptions under the Income Act.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, all companies having net worth of rupees five hundred crore or more (approximately $66 million), turnover of rupees one thousand crore or more (approximately $132 million) or a net profit of rupees five crore or more (approximately $1 million) during any financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the Company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, $57 million was contributed towards corporate social responsibility activities during fiscal 2022.

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

D. PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys City consists of approximately 4.7 million square feet of land and 6.4 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased independent facilities measuring approximately 861,000 square feet in Electronics City which accommodate approximately 9,200 employees.

Our capital expenditure on property, plant and equipment for fiscal 2022, 2021 and 2020 was $290 million, $285 million, and $465 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2022, we had contractual commitments for capital expenditure of $164 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 247 locations across 54 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,369,958	35,231	Owned	4,736,303	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,216,177	Owned
Bengaluru Attibele, Karnataka	—	—	—	2,333,301	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,317	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	615,485	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,134	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	278,445	1,795	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,217	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	1,745,050	8,965	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,547,917	25,248	Owned	19,715,768	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,740,424	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	—	—	—	6,970	Leased
Mysore (Hebbal Electronic City), Karnataka	12,401,394	15,898	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	241,670	2,519	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,430	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,026,409	9,043	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,184,543	Leased
Jaipur (M-City), Rajasthan	778,245	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	26,900	288	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	371,880	1,386	Owned	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	15,238	—	Owned	13,317,433	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Indianapolis USA Northwest Quarter Sec 23&24th Morion County	171,000	1,400	Owned	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

(1)	The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. and land over 440,000 sq. ft. including buildings on these lands.

Additionally, in previous years we have opened hubs in Indiana, Connecticut, North Carolina, Rhode Island, Texas and Arizona in the United States where we have commissioned approximately 450,000 sq. ft. area with approximately 3,300 seating capacity.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2021, and 2020, see the section “Results for Fiscal 2021 compared to Fiscal 2020” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2021, filed with the SEC on June 11, 2021, and incorporated herein by reference.

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients across 54 countries to create and execute strategies for their digital transformation.

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

ESG Vision and Ambitions

Almost four decades after our inception, when we first made the commitment to be a values-driven company, we continue to place responsible stewardship at the heart of our business strategy. In October 2020, we launched our ESG Vision 2030 to shape and share solutions that serve the development of businesses and communities. Infosys has always been sensitive to how it can positively impact and be purposeful within this context. ESG will continue to be integral to Infosys’s sustainable business performance.

Infosys has a presence across multiple geographies, industries and services and products. The universe of our material concern is complex and multi-layered, one that is deeply intertwined with the decision we implemented and the value we seek to create through our business. Within the domain of E, S and G, we are constantly thinking about the most important issues and preparing for them.

In the area of Environment, focus will be on preservation of our planet by shaping and sharing technology solutions around climate change, water and waste.

In the area of Social, emphasis is on the development of people by shaping a future with meaningful opportunities for all especially around digital talent at scale, technology for good, diversity and inclusion, and energizing the communities we work in.

For Governance, looking at serving the interests of our stakeholders, by leading through our core values, especially across corporate governance, data privacy and information management.

For more information about our ESG initiatives, read our ESG Vision 2030 document in the Corporate Responsibility page of our website.

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

COVID-19

At Infosys, as we continue in our endeavor to fight waves of the COVID-19 pandemic, our priority remains the safety and well-being of our employees, and business continuity for our clients. Business continuity programs were tested and practiced, and the processes were proven to be resilient. We received the ISO 22301 Business Continuity Management System certification for being a company with resilient processes.

For details of our COVID-19 initiatives, refer to item 6 of this Annual Report on Form 20F.

Key matters pertaining to subsidiaries

Acquisition

On April 20, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) completed the acquisition of oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to EUR 50 million (approximately ₹420 crore), which includes contingent consideration, management incentives and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe. To consummate this transaction, Infosys Consulting Pte. Ltd., had simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

Corporate actions

Capital allocation policy

Fiscal 2022

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

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in our Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at an average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

During the year, the Company paid an Interim Dividend of ₹15 per share (approximately $0.20 per share) and has announced a final dividend of ₹16 per share (approximately $0.21 per share*), subject to shareholders’ approval in our ensuing Annual General Meeting.

After returning the above amounts, the Company would have returned approximately 73% of the free cash flow for fiscal 2020, fiscal 2021 and fiscal 2022 through dividends and buybacks, in line with the capital allocation policy.

*USD-INR rate of 75.79

2. Dividend

The following table sets forth the dividend per share declared for fiscal 2022, 2021 and 2020:

	Fiscal 2022		Fiscal 2021		Fiscal 2020
	in ₹	in $ (4)	in ₹	in $ (4)	in ₹	in $(4)
- Interim dividend	15.00	0.20	12.00	0.16	8.00	0.11
- Final dividend	16.00 (1)	0.21	15.00	0.20	9.50	0.13
	31.00	0.41	27.00	0.36	17.50	0.24
Payout ratio (interim and final dividend)		57.2%(2)(3)		52.2%(2)		53.5%(2)

(1)	Recommended by the Board at its meeting held on April 13, 2022, subject to the approval by the shareholders at the Annual General Meeting of the Company scheduled to be held on June 25, 2022.
(2)

Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.

(3)	Based on outstanding number of shares on March 31, 2022.
(4)	Converted at the monthly exchange rate in the month of declaration of dividend.

*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

3. Stock incentive plans

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the “2015 Plan”). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares. These instruments will generally vest over a period of four years. These restricted stock units (“RSUs”) and stock options shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Controlled trust holds 13,725,712 and 15,514,732 shares as at March 31, 2022, and March 31, 2021, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022, and March 31, 2021.

Infosys Expanded Stock Ownership Program 2019

On June 22, 2019, pursuant to approval by the shareholders in our Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the Infosys Expanded Stock Ownership Program 2019 (the “2019 Plan”). The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (“TSR”) and operating performance metrics of the company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

The following is the summary of grants made under the 2015 Plan and 2019 Plan during fiscal 2022, 2021 and 2020:

Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
2015 Plan
RSU - Equity settled	1,590,423	2,660,611	3,854,176
RSU - Incentive units (cash settled)	49,960	115,250	656,140

2019 Plan
Equity settled Performance based RSU	2,850,629	1,596,408	2,091,293

Total grants	4,491,012	4,372,269	6,601,609

Refer to Item 6 of this Annual Report on Form 20-F for details on grants to individual key managerial personnel (“KMPs”).

During the years ended March 31, 2022, March 31, 2021, and March 31, 2020, the Company recorded an employee stock compensation expense of $56 million, $45 million, and $34 million, respectively in the statement of comprehensive income.

For additional information of the Company’s stock incentive compensation plans, Refer to Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2018 to fiscal 2022:

	(Dollars in millions except per share and employee data)
	Fiscal 2022	Fiscal 2018	Compounded annual growth rate
Revenues	16,311	10,939	10.5%
Operating profit	3,755	2,659	9.0%
Net profit	2,968	2,486	4.5%
Net profit attributable to Owners of the company	2,963	2,486	4.5%
Earnings per equity share (Basic)	0.70	0.55	6.2%
Earnings per equity share (Diluted)	0.70	0.55	6.2%
Number of employees at the end of the fiscal year	314,015	204,107	11.4%

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume of business as well as an expansion in the solutions that we provide to our clients. We added 451 new customers (gross) during fiscal 2022 as compared to 475 new customers (gross) during fiscal 2021 and 376 new customers (gross) during fiscal 2020.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Revenues	100.0	100.0	100.0
Cost of sales	67.4	65.1	66.9
Gross margin	32.6	34.9	33.1
Operating expenses:
Selling and marketing expenses	4.3	4.6	5.2
Administrative expenses	5.3	5.8	6.6
Total operating expenses	9.6	10.4	11.8
Operating margin	23.0	24.5	21.3
Other income, net	1.9	2.2	3.1
Finance cost	(0.2)	(0.2)	(0.2)
Profit before income taxes	24.7	26.5	24.2
Income tax expense	6.5	7.2	5.9
Net margin	18.2	19.3	18.3
Non-controlling interests	—	—	(0.1)
Net margin attributable to owners of the company	18.2	19.3	18.2

Results for Fiscal 2022 compared to Fiscal 2021

Revenues

Our revenues are generated principally from services provided either on a time-and-material, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Since we collect revenues as milestones in the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements, or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2022 from fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Revenues	16,311	13,561	2,750	20.3%

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

The table below sets forth the percentage of our revenues by digital and core services for fiscal 2022 and fiscal 2021:

	Percentage of revenues
	Fiscal 2022	Fiscal 2021
Digital revenue	57.0%	48.5%
Core revenue	43.0%	51.5%

The following table sets forth our revenues by business segments for fiscal 2022 and fiscal 2021:

Business Segments	Percentage of Revenues
	Fiscal 2022	Fiscal 2021
Financial Services	32.0%	32.4%
Retail	14.6%	14.7%
Communication	12.5%	12.6%
Energy, Utilities, Resources and Services	11.9%	12.5%
Manufacturing	11.0%	9.4%
Hi-Tech	8.2%	8.5%
Life Sciences	7.0%	6.8%
All other Segments	2.8%	3.1%

There were significant currency movements during fiscal 2022 as compared to fiscal 2021. The U.S. dollar depreciated by 3.8% against the United Kingdom Pound Sterling, appreciated by 0.9% against the Euro and depreciated by 2.8% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported terms and in constant currency terms. Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2022 is $16,311 million, a growth of 20.3%. As against this, our revenues in constant currency terms for fiscal 2022 grew by 19.7% in comparison to fiscal 2021.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2022 and fiscal 2021 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Business segment profit %
	Fiscal 2022	Fiscal 2021
Financial Services	26.5%	27.5%
Retail	34.6%	34.7%
Communication	22.2%	22.2%
Energy, Utilities, Resources and Services	29.1%	28.4%
Manufacturing	18.0%	27.2%
Hi-Tech	24.9%	28.7%
Life Sciences	27.9%	31.4%
All other Segments	4.8%	10.0%

Overall segment profitability has decreased primarily on account of increase in employee compensation, higher cost of technical sub-contractors and third-party items bought for service delivery to clients partially offset by increase in utilization, benefit on account of cost optimization initiatives, scale benefits and currency fluctuations.

Energy, Utilities, Resources and Services profitability was higher due to improved onsite mix and higher realization.

Manufacturing profitability was lower mainly due to ramp up and transition costs of large deals. Large deals typically have lower margins in the initial deal period on account of transition and higher onsite mix.

Hi-tech and Life Sciences profitability was lower on account of lower realization and higher sub-contractor cost.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2022 and fiscal 2021:

	Percentage of revenues
	Fiscal 2022	Fiscal 2021
Onsite revenue	49.8%	52.1%
Offshore revenue	50.2%	47.9%

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

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2022 and fiscal 2021:

	Fiscal 2022	Fiscal 2021
Onsite effort	23.8%	25.8%
Offshore effort	76.2%	74.2%

Revenues from software services including BPM services represented 93.3% and 92.9% of total revenues for fiscal 2022 and fiscal 2021, respectively. We also generate revenue from products and platforms, which represented 6.7% and 7.1% of our total revenues for fiscal 2022 and fiscal 2021, respectively.

The percentage of revenue from fixed price contracts for each of fiscal 2022 and fiscal 2021 was approximately 53%.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2022	Fiscal 2021
Including trainees	82.4%	80.8%
Excluding trainees	88.3%	84.7%

The following table sets forth our revenues by geography for fiscal 2022 and fiscal 2021:

Geography	Percentage of revenues
	Fiscal 2022	Fiscal 2021
North America	61.7%	61.3%
Europe	24.8%	24.2%
Rest of the World	10.6%	11.6%
India	2.9%	2.9%

Revenue per employee has increased from $55,229 in fiscal 2021 to $57,733 in fiscal 2022.

Cost of sales

The following table sets forth our cost of sales for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Cost of sales	10,996	8,828	2,168	24.6%
As a percentage of revenue	67.4%	65.1%

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Employee benefit costs	7,714	6,671	1,043
Depreciation and amortization	466	441	25
Travelling costs	93	65	28
Cost of technical sub-contractors	1,690	957	733
Cost of Software packages for own use	179	160	19
Third party items bought for service delivery to clients	721	406	315
Short-term leases	3	4	(1)
Consultancy and professional charges	19	8	11
Communication costs	42	45	(3)
Provision for post-sales client support	10	5	5
Repairs and maintenance	51	65	(14)
Other expenses	8	1	7
Total cost of sales	10,996	8,828	2,168

The increase in cost of sales as a percentage of revenue, in fiscal 2022 compared to fiscal 2021 was primarily due to an increase in the cost of efforts as a percentage of revenue (comprising of employee cost and cost of technical sub-contractors), and an increase in third party items bought for service delivery to customer.

The cost of efforts as a percentage of revenue has increased mainly on account of compensation increase, higher use of sub-contractors partially offset by improvement in offshore mix, currency and cost optimization benefits.

Gross profit

The following table sets forth our gross profit for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Gross profit	5,315	4,733	582
As a percentage of revenue	32.6%	34.9%

The gross margins for fiscal 2022 were impacted by an increase in cost of efforts (comprising employee cost and cost of technical sub-contractor) and an increase in third party items bought for service delivery to customers partially offset by improvement in offshore mix, currency and cost optimization benefits.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Selling and marketing expenses	692	624	68	10.9%
As a percentage of revenue	4.3%	4.6%

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Employee benefit costs	572	548	24
Travelling costs	8	3	5
Branding and marketing	73	48	25
Short-term leases	1	1	—
Consultancy and professional charges	25	13	12
Communication costs	1	2	(1)
Other expenses	12	9	3
Total selling and marketing expenses	692	624	68

The selling and marketing expenses for fiscal 2022 have reduced as a percentage of revenue by 0.4% compared to fiscal 2021, primarily due to scale benefits that led to a decrease in employee benefit costs as a percentage of revenue partially offset by an increase in branding and marketing expenses as a percentage of revenue.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Administrative expenses	868	784	84	10.7%
As a percentage of revenue	5.3%	5.8%

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Employee benefit costs	299	274	25
Consultancy and professional charges	209	150	59
Repairs and maintenance	110	125	(15)
Power and fuel	18	19	(1)
Communication costs	38	39	(1)
Travelling costs	9	7	2
Rates and taxes	35	35	—
Short-term leases	5	6	(1)
Insurance charges	22	18	4
Impairment loss recognized/(reversed) on financial assets	23	25	(2)
Commission to non-whole-time directors	2	1	1
Contribution towards Corporate Social Responsibility (CSR)	57	59	(2)
Other expenses	41	26	15
Total administrative expenses	868	784	84

The administrative expenses have reduced as a percentage of revenue by 0.5% during fiscal 2022 from fiscal 2021, mainly on account of scale benefits that led to a decrease in employee benefit costs as a percentage of revenue and decrease in repair and maintenance cost which has been partially offset by an increase in consultancy and professional charges as a percentage of revenue.

In accordance with the requirements of the Indian Companies Act, 2013, $57 million and $59 million, were contributed towards Corporate Social Responsibility during fiscal 2022 and fiscal 2021, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Operating profit	3,755	3,325	430
As a percentage of revenue	23.0%	24.5%

The decrease in operating profit as a percentage of revenue for fiscal 2022 from fiscal 2021 was primarily attributable to decrease of 2.3% in gross profit as a percentage of revenue partially offset by a decrease in selling and marketing and administrative expense of 0.3% and 0.5%, respectively as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Other income, net	308	297	11	3.7%
Finance cost	27	26	1	3.8%

Other income for fiscal 2022 primarily includes income from investments of $221 million, gain on investments of $24 million, foreign exchange gain of $24 million on translation of other assets and liabilities and foreign exchange gain of $12 million on forward and option contracts.

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

We generate substantially all our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currencies in which our revenues for fiscal 2022 and fiscal 2021 were denominated:

Currency	Percentage of Revenues
	Fiscal 2022	Fiscal 2021
U.S. dollar	66.8%	66.5%
Euro	13.6%	13.4%
Australian dollar	6.2%	6.9%
United Kingdom Pound Sterling	4.5%	4.6%
Others	8.9%	8.6%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2022 and fiscal 2021:

	Fiscal 2022 (₹)	Fiscal 2021 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	74.53	74.16	(0.5)%
Euro	86.49	86.65	0.2%
Australian dollar	55.00	53.54	(2.7)%
United Kingdom Pound Sterling	101.69	97.21	(4.6)%

	Fiscal 2022 (₹)	Fiscal 2021 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	73.11	75.67
Euro	85.75	82.77
Australian dollar	55.70	46.08
United Kingdom Pound Sterling	100.75	93.50
Exchange rate at the end of the period: (b)
U.S. dollar	75.79	73.11
Euro	84.22	85.75
Australian dollar	56.74	55.70
United Kingdom Pound Sterling	99.46	100.75
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(3.7)%	3.4%
Euro	1.8%	(3.6)%
Australian dollar	(1.9)%	(20.9)%
United Kingdom Pound Sterling	1.3%	(7.8)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2022 and fiscal 2021:

	Fiscal 2022 ($)	Fiscal 2021 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.16	1.17	0.9%
Australian dollar	0.74	0.72	(2.8)%
United Kingdom Pound Sterling	1.36	1.31	(3.8)%

	Fiscal 2022 ($)	Fiscal 2021 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.17	1.09
Australian dollars	0.76	0.61
United Kingdom Pound Sterling	1.38	1.24
Exchange rate at the end of the period: (b)
Euro	1.11	1.17
Australian dollar	0.75	0.76
United Kingdom Pound Sterling	1.31	1.38
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	5.1%	(7.3)%
Australian dollar	1.3%	(24.6)%
United Kingdom Pound Sterling	5.1%	(11.3)%

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

We recorded a foreign exchange gain of $12 million for fiscal 2022 compared to a gain of $75 million for fiscal 2021, on account of foreign exchange forward and option contracts and foreign exchange gain of $24 million and foreign exchange loss of $47 million on translation of other assets and liabilities for fiscal 2022 and fiscal 2021, respectively.

Income tax expense

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical disclosures on revenue in Note 2.11 of Item 18 of this Annual Report on Form 20-F are based on the domicile of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geography. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments.

The applicable Indian Corporate statutory tax rate for each of fiscal 2022 and fiscal 2021 was 34.94%.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of IT services from the units registered under the Software Technology Parks Scheme (STP) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, as the income tax incentives provided by the Government of India for STP units have expired, the income from all our STP units are now taxable. SEZ units that began the provision of services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $395 million and $346 million for fiscal 2022 and 2021, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2022 and fiscal 2021 was $0.09 and $0.08, respectively. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change	Percentage Change
Income tax expense	1,068	973	95	9.8%
Effective tax rate	26.4%	27.1%

Our effective tax rate has decreased marginally to 26.4% in fiscal 2022 from 27.1% in fiscal 2021. Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt nonoperating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods, changes to tax regulations, other tax deductions and impact on remeasurement of deferred taxes due to changes in tax rates.

Income tax expense for fiscal 2022 and fiscal 2021 includes reversal (net of provisions) of $36 million and $47 million, respectively. For fiscal 2022, the tax reversals comprise of reversal of provisions of $71 million made in earlier periods which is offset by an additional tax provision of $35 million pertaining to prior periods. For fiscal 2021, the tax reversals comprise of reversal of provisions of $67 million made in earlier periods which is offset by an additional tax provision of $20 million pertaining to prior periods.

These reversals and provisions pertaining to prior periods is primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $528 million (₹4,001 crore).

As at March 31, 2021, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $473 million (₹3,462 crore).

The amount paid to statutory authorities against the tax claims amounted to $791 million (₹5,996 crore) and $834 million (₹6,095 crore) as at March 31, 2022, and March 31, 2021, respectively.

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

Net profit

The following table sets forth our net profit for fiscal 2022 and fiscal 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021	Change
Net profit	2,968	2,623	345
As a percentage of revenues	18.2%	19.3%

The decrease in net profit as a percentage of revenues for fiscal 2022 as compared to fiscal 2021 was primarily attributable to a decrease in operating profit by 1.5% and decrease in other income by 0.3% as a percentage of revenue which is partially offset by a decrease of 0.7% in tax expense as a percentage of revenue.

Sensitivity analysis for significant defined benefit plans for Fiscal 2022 over Fiscal 2021

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2022, and March 31, 2021, majorly of our Indian Gratuity Plans:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Benefit obligation at the end	227	222
Fair Value of plan assets at the end	226	220
Funded Status – (Accrued defined benefit plan liability)	(1)	(2)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2022, and March 31, 2021, pertaining to our provident fund plan:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Benefit obligation at the end	1,228	1,133
Fair Value of plan assets at the end	1,195	1,113
Funded Status – (Accrued defined benefit plan liability)	(33)	(20)

We also operate defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2022, and March 31, 2021, pertaining to our overseas pension plan:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Benefit obligation at the end	122	111
Fair Value of plan assets at the end	111	94
Funded Status – (Accrued defined benefit plan liability)	(11)	(17)

See Note 2.14.1, Gratuity and pensions, and 2.14.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

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

As of March 31, 2022, and 2021, we had $4,432 million and $5,043 million, respectively in working capital. The working capital as of March 31, 2022, includes $2,305 million in cash and cash equivalents and $880 million in current investments. The working capital as of March 31, 2021, includes $3,380 million in cash and cash equivalents and $320 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $62 million and $69 million as of March 31, 2022, and 2021, respectively. These restrictions are primarily on account of bank balances held as margin money deposit against bank guarantees and cash balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units (including investment in fixed maturity plan securities) and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

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

During fiscal 2021, the company has deferred payment of certain taxes including payroll taxes in various jurisdictions as permitted by the laws of those jurisdictions on account of the COVID-19 pandemic. Part of these were paid out during fiscal 2022.

The following table sets forth our cash flows for fiscal 2022 and 2021:

	(Dollars in millions)
	Fiscal 2022	Fiscal 2021
Net cash provided by operating activities	3,345	3,258
Net cash (used) generated in investing activities	(1,005)	(1,129)
Net cash (used) in financing activities	(3,325)	(1,317)

Net cash provided by operating activities:

Our cash flows are robust and our operating cash flows have increased to $3,345 million in fiscal 2022 from $3,258 million in fiscal 2021.

In fiscal 2022, cash inflows from operating activities increased mainly on account of an increase in net profit adjusted for non-cash items, and better working capital management partially offset by higher income tax payments.

Trade receivables as a percentage of last 12 months’ revenues were 18.4 % and 19.5% as of March 31, 2022, and 2021, respectively. Days Sales Outstanding (DSO) based on last 12 months’ revenues were 67 days and 71 days as of March 31, 2022, and 2021, respectively. Days Sales Outstanding has reduced in the current year due to the Management’s strong focus on ensuring timely collection from clients.

In fiscal 2022, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $44 million, relating to fiscal 2016 and fiscal 2018. Further, in fiscal 2022, refunds received from tax authorities was $55 million relating primarily to fiscal 2017.

In fiscal 2021, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $77 million, relating to fiscal 2016. Further, in fiscal 2021, refunds received from tax authorities was $166 million relating to fiscal 2014 to 2020.

These demands were majorly towards denial of certain tax deductions such as disallowance of expenditure towards software being held as capital in nature and disallowance of certain capital gain exemption. We have filed appeals with the Appellate Authorities (see Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2022, we expect to contribute $30 million to gratuity trusts during fiscal 2023 (See Note 2.14.1, Gratuity, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

There were no acquisitions made during the fiscal 2022. Net cash used in investing activities relating to our business acquisitions for fiscal 2021 was $165 million.

During fiscal 2021 we paid $165 million, net of cash acquired, towards the acquisitions of Kaleidoscope, GuideVision and Blue Acorn iCi. The aggregate purchase consideration of the three acquisitions includes contingent consideration with an estimated fair value of $13 million as on the date of acquisition. The undiscounted value of contingent consideration as of March 31, 2022, was $9 million. Additionally, these acquisitions have retention payouts payable to the employees of the acquiree amounting to $17 million over two to three years from the acquisition date, subject to their continuous employment with the group along with achievement of financial targets for the respective years.

The non-controlling shareholders of our acquisitions have a put options which, if exercised, would require the Group to purchase the remaining shares in those entities. The financial liability outstanding as on March 31, 2022, was $86 million.

On April 20, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) completed the acquisition of oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to EUR 50 million (approximately ₹420 crore), which includes contingent consideration, management incentives and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe. To consummate this transaction, Infosys Consulting Pte. Ltd., had simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

Net cash used in investing activities, relating to acquisition of additional property, plant, and equipment for fiscal 2022 and 2021 was $290 million and $285 million, respectively, for our software development centers.

During fiscal 2022 and 2021, we invested $8,586 million and $6,308 million, respectively, in marketable securities. Further, we redeemed marketable securities of $7,785 million and $5,597 million of during fiscal 2022 and 2021, respectively. We redeem investments to fund our business operations, dividend payouts and buybacks in line with the execution of our capital allocation policy. Marketable securities include liquid mutual funds, fixed maturity plans securities, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $3 million and $3 million during fiscal 2022 and 2021, respectively. Further, sale of such investments during fiscal 2022 and 2021 was $1 million and $10 million, respectively. During fiscal 2022 and 2021, we invested $121 million and $97 million, respectively, in deposits placed with corporation. Further, redemption of deposits placed with corporation during fiscal 2022 and 2021 was $101 million and $69 million, respectively. We invest in the start-up ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in start-up companies and/or venture capital funds. As of March 31, 2022, a total of $75 million has been invested in such assets since inception, and we have an uncalled capital commitment of $4 million. Our investments are fair valued in line with our accounting policy. We have exited some of our investments either because the investee company was sold to new shareholders or because it ceased to have any further strategic value for us. The carrying value of investments as of March 31, 2022, was $49 million.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2022 primarily includes $1,703 million towards dividend payments, $1,503 million towards buyback of equity shares including transaction costs and tax on buyback and $125 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2021 includes $1,226 million towards dividend payments and $94 million towards payment of lease liabilities.

During fiscal 2022, $112 million was settled directly by a third party to the customer on behalf of the Company relating to certain technology assets taken over by the Company from a customer and accordingly considered as non-cash transaction. Refer to note 2.5 Other liabilities of Item 18 of this Annual Report on Form 20-F for further details.

As of March 31, 2022, the total lease liabilities on an undiscounted basis amounts to $823 million. For more details on the contractual maturities of lease liabilities refer to Note 2.8 leases, under Item 18 of this Annual Report on Form 20-F.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in our Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at an average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Dividends

The following table sets forth the dividend per share declared for fiscal 2022 and 2021:

	Fiscal 2022		Fiscal 2021
	in ₹	in $ (4)	in ₹	in $ (4)
- Interim dividend	15.00	0.20	12.00	0.16
- Final dividend	16.00 (1)	0.21	15.00	0.20
	31.00	0.41	27.00	0.36
Payout ratio (interim and final dividend)		57.2%(2)(3)		52.2%(2)

(1)

Recommended by the Board at its meeting held on April 13, 2022, subject to the approval by the shareholders at the ensuing Annual General Meeting of the Company to be held on June 25, 2022, and if approved would result in a net cash outflow of approximately $885 million (excluding dividend paid on treasury shares).

(2)

Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.

(3)	Based on outstanding number of shares on March 31, 2022.
(4)	Converted at the monthly exchange rate in the month of declaration of dividend.

*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

The following table shows the cash outflow in the form of dividend payments:

	(Dollars in millions)
Particulars	Fiscal 2022	Fiscal 2021
Cash outflow *#
- Final dividend for fiscal 2021	861	—
- Interim dividend for fiscal 2022	842	—
- Final dividend for fiscal 2020	—	539
- Interim dividend for fiscal 2021	—	687

*	Excludes dividend paid on treasury shares
#	The Company declares and pays dividends in Indian rupees. The conversion of dividend paid to U.S. dollars is based on the exchange rate on date of payment

Contractual commitments

As of March 31, 2022, we had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipments aggregating to $164 million, as compared to $100 million as of March 31, 2021. These commitments include $109 million in commitments for domestic purchases as of March 31, 2022, as compared to $57 million as of March 31, 2021; and $55 million in overseas commitments as of March 31, 2022, as compared to $43 million as of March 31, 2021. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2022, to be majorly completed in a year.

Further we have an uncalled capital commitment towards investments of $4 million as of March 31, 2022, as compared to $6 million as of March 31, 2021.

As of March 31, 2022, we had purchase obligations amounting to $1,726 million, out of which approximately 58% is expected to be completed within the next year and the remaining thereafter. Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2022, and March 31, 2021.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business and rental deposits with service providers. Consequently, the period of maturity could not be estimated (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence, we have not made any additional disclosures for the maturity of non-current financial assets. Further it includes net investment in sublease of right of use asset (see Note 2.8, Leases, under Item 18 of this Annual Report on Form 20-F for contractual maturity of net investment in sublease table).

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2022, and March 31, 2021.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2022, and March 31, 2021.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2022, and March 31, 2021.

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

Components of Market Risk

(1)

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2022 and 2021, U.S. dollar denominated revenues represented 66.8% and 66.5% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 13.6% and 13.4% of total revenues, revenues denominated in the Australian dollar represented 6.2% and 6.9% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 4.5% and 4.6% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

(2)	Fair value. Refer to Note 2.3 in Item 18 in this Annual Report for the disclosure on carrying value and fair value of financial assets and liabilities.

Recent Accounting Pronouncements

Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment	:	Proceeds before Intended Use
Amendments to IAS 37 Onerous Contracts	:	Cost of Fulfilling a Contract
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	:	Definition of Accounting Estimates
Amendments to IAS 1, Presentation of Financial Statements	:	Disclosure of Accounting Policies
Amendments to IAS12, Income taxes	:	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Amendments to IAS 16

On May 14, 2020, IASB issued an amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. We have evaluated the amendment and there is no impact on our consolidated financial statements.

Amendments to IAS 37

On May 14, 2020, IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. We have evaluated the amendment and the impact is not expected to be material on our consolidated financial statements.

Amendments to IAS 8

On February 12, 2021, International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. We have evaluated the amendment and there is no impact on our consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. We are in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7, 2021, IASB has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. We are in the process of evaluating the impact of the amendment.

Critical Accounting Estimates

We consider the policies discussed below to be critical to an understanding of our financial statements for fiscal 2022 as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates and judgments are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

For details of our significant accounting policies refer to the financials under item 18 in this Annual Report on Form 20-F.

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

Estimation of uncertainties relating to the global health pandemic relating to COVID-19

We have considered the possible effects that may result from the COVID-19 pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, we, at the date of approval of these consolidated financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expect that the carrying amount of these assets will be recovered. The impact of the COVID-19 pandemic on our financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

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

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. In doing so, we first evaluate whether we control the good or service before it is transferred to the customer. We consider whether we have the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether we control the goods or service and therefore, are acting as a principal or an agent.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2022, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	66	Non-executive, Non-Independent Chairman
Salil Parekh	57	Chief Executive Officer and Managing Director
Kiran Mazumdar-Shaw	69	Lead Independent Director
D. Sundaram	69	Independent Director
Michael Gibbs	64	Independent Director
Uri Levine	57	Independent Director
Bobby Parikh	58	Independent Director
Chitra Nayak	59	Independent Director
Nilanjan Roy	55	Chief Financial Officer
Ravi Kumar S.	50	President
Mohit Joshi	47	President
Krishnamurthy Shankar	59	Group Head - Human Resources and Infosys Leadership Institute
Inderpreet Sawhney	57	Group General Counsel and Chief Compliance Officer

Note:  U.B. Pravin Rao retired as a whole-time director and Chief Operating Officer effective December 12, 2021.

The following are the details of membership and chairmanship in Board committees as of March 31, 2022:

Name	Board	AC	NRC	SRC	CSR	ESG	RMC	Cybersecurity (Risk Sub-Committee)
Nandan M. Nilekani	Chair
Salil Parekh	●
Kiran Mazumdar- Shaw	●		Chair		Chair	Chair	●
D. Sundaram	●	Chair	●	Chair			Chair	●
Michael Gibbs	●	●	●				●	Chair
Uri Levine	●				●	●	●	●
Bobby Parikh	●	●		●			●
Chitra Nayak	●			●	●	●	●
Total no. of members	8	3	3	3	3	3	6	3

Notes:

1.	U.B. Pravin Rao retired as a whole-time director and Chief Operating Officer effective December 12, 2021.
2.	Salil Parekh was appointed as the member of CSR Committee effective December 13, 2021 and ceased to be member of the Committee effective January 12, 2022.
3.	Uri Levine was appointed as member of the CSR Committee effective January 13, 2022.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

ESG – Environment, Social and Governance Committee

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the Board of directors of the top 1,000 listed companies effective April 1, 2020, shall have at least one independent woman director. As of March 31, 2022, the Board was comprised of eight members, consisting of (i) one non-executive and non-independent Chairman, (ii) one Chief Executive Officer and Managing Director, and (iii) six Independent Directors. Independent directors constitute 75% of the Board - more than the requirements of the Indian Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of the NYSE Listed Company Manual. Two of the eight directors on our Board are women and both are independent directors, making up 25% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

Definition of Independent Directors

The definition of an “independent director” under the Indian Companies Act, 2013 and the Listing Regulations includes a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. Further, the person should not have a material pecuniary relationship exceeding ten per cent of his total income or such amount as may be prescribed with the company or its holding, subsidiary or associate company, or their promoters, or directors during the two immediately preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the NYSE Listed Company Manual and the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the United States.

Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfil the conditions specified in the Indian Companies Act, 2013, the Listing Regulations and the NYSE Listed Company Manual and are independent of the Management.

Key Board qualifications, expertise and attributes

The key qualifications, skills, and attributes taken into consideration while nominating candidates to serve on the Board are the following:

Financial: Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions.

Diversity: Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board’s understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide.

Global Business: Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities.

Leadership: Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.

Technology: A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models.

Mergers and Acquisitions: A history of leading growth through acquisitions and other business combinations, with the ability to assess ‘build or buy’ decisions, analyze the fit of a target with the Company’s strategy and culture, accurately value transactions, and evaluate operational integration plans.

Board Service and Governance: Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices.

Sales and Marketing: Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.

Sustainability, and Environment, Social and Governance (ESG): Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company.

Risk Expertise: Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assessing management’s actions to mitigate strategic, legal and compliance, and operational risk exposure.

Cybersecurity expertise: Experience in assessing and managing cybersecurity-related risks and in implementing the cybersecurity policies, procedures, and strategies.

Profiles of Directors and Executive Officers

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Nandan received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred on him the title of “Asia’s Businessman of the Year – 2003”. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations and his third book with Tanuj Bhojwani, The Art of Bitfulness: Keeping Calm in the Digital World released in January 2022.

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution.  Salil has more than 30 years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. Salil was also a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Kiran Mazumdar-Shaw is the Lead independent director on the Board of Infosys. She serves as the Chairperson of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee and is a member of the Risk Management Committee and the Environment, Social and Governance Committee. Kiran is the Executive Chairperson of Biocon Limited, a biotechnology company based in Bangalore, India. She is a Non-Executive & Non independent director in Narayana Hrudayalaya Limited and is Non-executive Chairperson at Syngene International Limited. She also serves as an independent director of United Breweries Limited. Kiran is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer, and a passionate philanthropist. Highly respected in the corporate world, she was named the EY Entrepreneur of the Year India 2019. Her pioneering efforts in biotechnology have drawn global recognition, including the Order of Australia, Australia’s highest civilian honour, as well as, the highest French distinction, Knight of the Legion of Honour. She has also been named among TIME magazine’s 100 most influential people in the world. She has received two of India's highest civilian honours, the Padma Shri and the Padma Bhushan. Kiran holds a bachelor’s degree in Zoology from Bangalore University, India, and is qualified as a Master Brewer from Ballarat University, Australia. She has also received many honorary doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

D. Sundaram is an Independent Director of Infosys. He is the Chairperson of the Audit Committee, the Stakeholders Relationship Committee, and the Risk Management Committee, and a member of the Nomination and Remuneration Committee and the Cybersecurity risk sub-committee. His experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy, Information Technology and cybersecurity, Sustainability and ESG. He joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 1999 to March 2008 and as the Vice Chairman and CFO from April 2008 to July 2009. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). He was awarded as the “Best Independent Director Award” for the year 2019 by the Asian Center for Corporate Governance & Sustainability. Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the Boards of Listed Companies; GlaxoSmithKline Pharmaceuticals Limited, Crompton Greaves Consumer Electricals Limited and ACC Limited.

Michael Gibbs is an Independent Director of Infosys. He is the Chairperson of the Cybersecurity risk sub-committee and serves as a member of the Audit Committee, the Risk Management Committee and the Nomination and Remuneration Committee. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cybersecurity and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015, he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe.

Uri Levine is an Independent Director of Infosys. He serves as a member of the Risk Management Committee, the Corporate Social Responsibility Committee, the Environment, Social and Governance Committee and Cybersecurity risk sub-committee.

He is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world’s largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google in June 2013 for more than US$ 1.1 billion. Levine heads “The Founders Kitchen”, a company-builder fund, and serves as the co-founder and chairman of FeeX, FairFly, Refundit and Fibo. He also serves on the Board of Directors of Moovit, Seetree, LiveCare, HERE Technology, and Dynamo.

Levine’s vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services with a focus on solving “BIG problems” and saving consumers time and money while empowering them and changing the world for the better. Levine has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success. He is also a world class-speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled “How to Build a Startup”, aimed at undergraduate and graduate-level business students. Levine is a BA graduate from Tel Aviv University. Before attending university, he served in the Israeli army in its special intelligence unit 8200. He is a trustee at the Tel Aviv University and also mentors young entrepreneurs at the Zell Entrepreneurship program at IDC Herzliya.

Bobby Parikh is an Independent Director of Infosys. He serves as a member of the Audit Committee, the Risk Management Committee and the Stakeholder Relationship Committee.  He is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Bobby has had extensive experience in advising clients across a range of industries. An area of focus for Bobby has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Bobby has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Bobby’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Bobby was co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987.

Chitra Nayak is an Independent Director of Infosys. She is the Chairperson of the Environment, Social and Governance Committee and serves as a member of the Risk Management Committee, the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee.  She has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at Invitae, a medical genetics company; at Morneau Shepell, a tech enabled HR services company; at Forward Air, a freight and logistics company; and at Intercom, a messaging platform company. She also advises startups on go-to market strategies.  She was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well. Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Nilanjan Roy is the Chief Financial Officer of Infosys. Prior to this, he served as the Global Chief Financial Officer of Bharti Airtel Ltd. and was responsible for the finance function across India and Africa. He has held various leadership positions for the last 13 years in Bharti Airtel, prior to which he worked with Unilever for 15 years in their global operations across India, Europe, and the United States. As an established finance leader, Nilanjan has extensive and rich global experience including shareholder value creation, ESG and corporate governance, business partnering, mergers and acquisitions, treasury and funding, investor relations, cost management, financial operations, taxation, financial accounting, and reporting. Nilanjan has a Bachelor of Commerce (Hons.) from Delhi University and is a Chartered Accountant.

Ravi Kumar S. is a President at Infosys. In this role, he leads the Infosys Global Services Organization across all global industry segments, driving digital transformation services, consulting services, traditional technology services, engineering services, data and analytics, cloud and infrastructure along with enterprise package applications service lines. In addition, he oversees Infosys BPM and is Chairman of the Board of Infosys BPM. He also oversees Infosys business in Latin America, Japan, China and the India Business Unit. He is the Chairman of

the Board of Infosys Public Services, Infosys Germany Holding GmbH, director in Infosys Nova Holdings LLC and oversees the Consulting Services Subsidiary of Infosys. Ravi oversees Infosys’ acquisitions Kaleidoscope, Guidevision, Blue Acorn, Simplus, WongDoody, Fluido and Brilliant Basics and Chairs the Board of the Hitachi-Panasonic JV in Japan. Ravi also oversees the alliances organization and the global partner ecosystem at Infosys. In addition, Ravi is championing and pioneering the localization initiative and building technology and digital talent pools in the U.S, Europe and Australia for Infosys to drive creation of new and Digital Technology and Innovation Centers by collaborating with clients, the local state governments and academic ecosystems. He is also Chairman for Infosys Foundation USA focused on computer science education in K12 Schools in the U.S. Ravi also has additional responsibility for Global Immigration, Procurement and cybersecurity within Infosys.

Previously, Ravi was Group Head for $1B Insurance, Healthcare, and Cards & Payments unit, where he drove client services, demand generation, next-generation service offerings, game-changing innovation, and a world-class delivery organization to support clients. He has also led the global delivery organization in the Manufacturing industry group. Spanning a global clientele and other new incubating engines, he built the global Oracle and CRM practices for Infosys.

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

He is an independent board member of Digimarc (NASDAQ:DMRC). He is also on the board of directors of the U.S. Chamber of Commerce, on the Board of Governors of The New York Academy of Sciences, a member of the Young Presidents Organization, the chair of the IT & Business Services Workforce Council for the Governor in the State of Connecticut, a member of the board of directors of AdvanceCT, a member of Skills Consortium of the World Economic Forum, is on the Fortune CEO Workforce Redesign Group and is involved in many other industry forums. He regularly attends the annual meeting of the World Economic Forum in Davos, and actively writes about digital transformation, the future of work, reskilling and the talent transformation in the Harvard Business Review, Knowledge@Wharton, Forbes and other top tier publications.  Ravi has a master’s degree in business administration from Xavier Institute of Management, Bhubaneswar, India.

Mohit Joshi is a President of the Company. He is responsible for the Financial Services & Healthcare/Life Sciences businesses at Infosys. In addition, as Chairman of Edgeverve Systems Ltd, he leads our software business which includes Finacle, our Global banking platform. He leads Sales Operations and Effectiveness for Infosys and has executive responsibility for Large deals across the Company. He is also responsible for the Company’s internal technology and applications portfolio. Mohit joined Infosys in 2000 and has since worked in different capacities for the Company. In his previous role, he was responsible for leading the Financial Services business in Europe. In 2007, Mohit was appointed as CEO of Infosys Mexico and was instrumental in setting up the first subsidiary in Latin America. He is also a Non-Executive Director at Aviva Plc. He is a member of the Risk & Governance and Nomination committees at Aviva Plc. Mohit was also invited to join the Global Young Leader program at the World Economic Forum in 2014. He was previously the Vice Chair of the Economic Growth Board of the CBI (Confederation of British Industry) and is a member of YPO (Young Presidents Organization). Mohit has previously worked with ABN AMRO and ANZ Grindlays in their Corporate and Investment bank. He holds a M.B.A from the Faculty of Management Studies, Delhi University and a Bachelor’s degree in history from St. Stephen’s College, Delhi. Currently Mohit is the Chairman Infosys Technologies (Sweden) AB and serves as director on the boards of Infosys Americas Inc., and Stater N.V - subsidiaries of Infosys Limited.

Krishnamurthy (Krish) Shankar is an Executive Vice President and the Group Head of Human Resource Development and Head of Infosys Leadership Institute (ILI), at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate. He is also a trustee of Infosys Foundation – the CSR arm of Infosys Limited. Krish has over 30 years of experience and has led several global HR functions in organizations like Bharti Airtel, Hindustan Unilever and Unilever. Prior to joining Infosys, Krish was the Head of HR for South Asia at Philips. Krish holds a postgraduate diploma in HR from XLRI, Jamshedpur, and has received an executive certificate in Strategy and Organization from the Stanford Graduate School of Business. He also has a Doctorate in Business Administration from Aston University.

Inderpreet Sawhney is the Group General Counsel and the Chief Compliance Officer of Infosys. In this role, she leads the legal and compliance function of the Company. She is a strategic business partner supporting the business in legal and regulatory matters, while spearheading its compliance and ethics program of the Company in line with Infosys’ core C-LIFE values. She has an additional responsibility for privacy and data protection at Infosys. She is a trustee of Infosys Foundation – the CSR arm of Infosys Limited.

Inderpreet is a seasoned international professional with over 25 years of experience, including as a General Counsel of a large IT Service company, and as Managing Partner of a mid-sized law firm in Silicon Valley where her mandate included counsel on complex international transactions. She serves as independent and non-executive director on the Board of NYSE listed Hillenbrand Inc. and is a member of the National Advisory Council of SABANA (South Asian Bar Association of North America). She is a frequent speaker at international conferences. Inderpreet has a BA (Hons.) and LL.B degree from Delhi University and an LL.M from Queen's University, Kingston, Canada. Inderpreet also serves as director on the Boards of EdgeVerve Systems Limited, Infosys BPM Limited, Infosys Americas Inc., Infosys Nova Holdings LLC and Infosys Consulting.

Compensation

Our Executive Compensation programs encourage reward for performance. A significant portion of the executives’ total rewards are tied to the delivery of long-term corporate performance goals, in order to align with the interest of the shareholders. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

The Nomination and Remuneration Committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved at the shareholders meeting or via postal ballot. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives under the 2015 Plan and under the 2019 Plan. The Committee makes a periodic appraisal of the performance of executive directors based on a detailed performance matrix.

The 2015 Plan and 2019 Plan were previously filed as exhibits to the Annual Report on Form 20F.

As required under the NYSE listing regulations effective April 1, 2019, the Nomination and Remuneration Committee will recommend to the Board the payment of remuneration to senior management. The Nomination and Remuneration Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Independent directors’ compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Indian Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.  The Board, while deciding the basis for determining the compensation of the independent directors, takes various factors into consideration.  These include global board compensation benchmarking, participation of individual directors in Board and Committee meetings, other responsibilities such as membership or chairmanship of committees, time spend in carrying out other duties, roles and functions as prescribed in Schedule IV of the Indian Companies Act, 2013, Listing Regulations and such other factors as the Board deems fit.

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

Non-Executive and Non-Independent Chairman’s compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Remuneration to directors in fiscal 2022

(A)	The table below describes the compensation for our Non-Executive and Independent Directors, for fiscal 2022:

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw	278,137
D. Sundaram	291,342
Michael Gibbs	273,838
Uri Levine	212,740
Bobby Parekh	218,822
Chitra Nayak	225,973

(1)	Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company
(B)	The table below describes the compensation for our executive directors and other executive officers, for fiscal 2022:

Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	763,274	1,688,071	50,892	3,566,609	(1)	188,452	(1)
U. B. Pravin Rao(2)	397,939	1,076,599	18,058	—		—
Nilanjan Roy	317,754	221,376	24,523	544,541	(3)	24,423	(3)
Ravi Kumar S	690,144	598,125	35,233	1,996,750	(4)	88,420	(4)
Mohit Joshi	767,444	668,781	187,251	2,144,501	(4)	95,010	(4)
Krishnamurthy Shankar	281,325	292,605	21,960	—	(5)	—	(5)
Inderpreet Sawhney	596,285	411,075	17,670	797,200	(4)	35,200	(4)

The performance bonuses include accruals payable as per the terms of employment agreement. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(1)	A) The Board, based on the recommendations of the Nomination and Remuneration Committee, under the 2015 Plan, approved:
a)

On April 14, 2021, performance-based grant of RSUs for the financial year 2022. These RSUs will vest in line with the current employment agreement. Accordingly, 96,150 performance based RSUs were granted effective May 2, 2021.

b)	The grant of annual time-based RSUs for fiscal 2022 of 18,340 RSUs. The grants were made effective February 1, 2022. These RSUs will vest in line with the current employment agreement.
c)

On April 13, 2022, performance-based grant of RSUs for the financial year 2023. These RSUs will vest in line with the current employment agreement. Accordingly, 84,361 performance based RSUs (not included in the table above) were granted effective May 2, 2022.

B) The Board, based on the recommendations of the Nomination and Remuneration Committee under the 2019 Plan, approved:

a)

On April 14, 2021, the grant of annual performance based RSUs for financial year 2022, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. Accordingly, 73,962 performance based RSUs have been granted effective May 2, 2021.

b)

On April 13, 2022, the grant of annual performance based RSUs for financial year 2023, in accordance with his employment agreement. These RSUs will vest in line with the employment agreement subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. Accordingly, 64,893 performance based RSUs (not included in the table above) have been granted effective May 2, 2022.

(2)	Retired as a whole-time director and Chief Operating Officer effective December 12, 2021.

(3)

A) The Board, on April 14, 2021, under the 2015 Plan, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs, in accordance with his employment agreement. These RSUs will vest equally over a period of three years from the date of grant based on achievement of performance targets in accordance with his employment agreement. Accordingly, 5,547 performance based RSUs have been granted effective May 2, 2021.

B) On January 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved annual time-based grant of 9,876 RSUs under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest in line with the current employment agreement.

C) On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grant of 9,000 RSUs under the 2019 Plan. The grants were made effective March 31, 2022. The RSUs granted under the 2019 Plan will vest over three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

D) The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual performance based RSUs, under the 2015 Plan, in accordance with his employment agreement. These RSUs will vest equally over a period of three years from the date of grant based on achievement of performance targets in accordance with his employment agreement. Accordingly, 5,616 performance based RSUs (not included in the above) have been granted effective May 2, 2022.

(4)

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants under the 2015 plan and performance based RSU grants under the 2019 Plan to some of its executive officers. The grants were made effective March 31, 2022. RSUs granted under the 2015 Plan will vest over four years and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.

(5)

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved annual time-based grant of 11,990 RSUs, under the 2015 Plan and annual performance based grant of 8,000 RSUs under the 2019 Plan. These RSUs were granted effective May 2, 2022 and not included in the table above. The RSUs granted under the 2015 Plan will vest over four years and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.

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

Equity Grants

The following is the summary of grants made to KMP during fiscal 2022, 2021 and 2020 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	114,490	218,739	219,669
U.B. Pravin Rao, COO and WTD(1)	—	—	58,650
Ravikumar S.	63,420	81,050	—
Mohit Joshi	70,010	90,350	145,900
Nilanjan Roy	15,423	25,012	56,707
Krishnamurthy Shankar	—	14,900	25,600
Inderpreet Sawhney	21,200	27,100	—
	284,543	457,151	506,526
2015 Plan: Cash settled RSU
Ravi Kumar S.	—	—	135,200
Inderpreet Sawhney	—	—	45,200
	—	—	180,400
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	73,962	148,434	134,138
U.B. Pravin Rao, COO and WTD(1)	—	59,374	53,655
Ravikumar S.	25,000	32,000	50,000
Mohit Joshi	25,000	32,000	50,000
Nilanjan Roy	9,000	12,000	20,000
Krishnamurthy Shankar	—	10,000	20,000
Inderpreet Sawhney	14,000	18,000	25,000
	146,962	311,808	352,793

Total grants to KMP	431,505	768,959	1,039,719

(1)	Retired as a whole-time director and Chief Operating Officer effective December 12, 2021.

The RSUs, ESOPs and incentive units granted under the 2015 Plan shall generally vest within a period of four years and RSUs granted under the 2019 Plan generally vest within a period of three years based on Company’s achievement of certain performance criteria as laid out in the 2019 Plan and shall be exercisable within the period as approved by the Nomination and Remuneration Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2022 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSU exercised	Number of ESOP exercised
2015 Plan: Equity settled
Salil Parekh	229,792	—
U. B. Pravin Rao(1)	45,351	86,000
Ravi Kumar S.	102,601	56,376
Mohit Joshi	103,313	—
Inderpreet Sawhney	31,926	33,334
Krishnamurthy Shankar	12,500	—
Nilanjan Roy	22,727	—
	548,210	175,710
2019 Plan: Equity settled
Salil Parekh	148,434	—
U. B. Pravin Rao(1)	59,374	—
Ravi Kumar S.	16,667	—
Mohit Joshi	16,667	—
Inderpreet Sawhney	8,334	—
Krishnamurthy Shankar	5,000	—
Nilanjan Roy	5,000	—
	259,476	—

Total	807,686	175,710

(1)	Retired as a whole-time director and Chief Operating Officer effective December 12, 2021

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2021 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of ESOP exercised
2015 Plan: Equity settled
Salil Parekh	292,991	—
U. B. Pravin Rao	45,349	—
Ravi Kumar S.(1)	128,775	—
Mohit Joshi	162,914	—
Inderpreet Sawhney (1)	31,924	—
Krishnamurthy Shankar	30,926	—
Nilanjan Roy	14,347	—
	707,226	—
2019 Plan: Equity settled
Salil Parekh	100,604	—
U. B. Pravin Rao	40,241	—
Ravi Kumar S.	12,500	—
Mohit Joshi	12,500	—
Inderpreet Sawhney	6,250	—
Krishnamurthy Shankar	—	—
Nilanjan Roy	—	—
	172,095	—

Total	879,321	—

(1)	Includes cash settled RSUs

The following table gives details of exercises of RSUs and ESOPs by KMP for fiscal 2020 under the 2015 Plan:

Name of KMP	Number of RSUs exercised	Number of ESOP exercised
Salil Parekh	231,510	—
U. B. Pravin Rao	30,688	—
Ravi Kumar S.(1)	94,975	56,376
Mohit Joshi	59,586	—
Inderpreet Sawhney(1)	51,586	—
Krishnamurthy Shankar	12,124	9,500
Nilanjan Roy	—	—

(1)	Cash settled RSUs and ESOPs

The following table gives details of outstanding RSUs and ESOPs held by KMPs as of March 31, 2022:

	As at March 31, 2022
Name of KMP	RSU	ESOP
2015 Plan: Equity settled
Salil Parekh	145,602	—
U. B. Pravin Rao(1)	—	—
Ravi Kumar S	247,445	—
Nilanjan Roy	60,068	—
Mohit Joshi	266,723	225,500
Inderpreet Sawhney	81,800	55,566
Krishnamurthy Shankar	40,000	28,500
	841,638	309,566
2019 Plan: Equity settled
Salil Parekh	73,962	—
U. B. Pravin Rao(1)	—	—
Ravi Kumar S	73,667	—
Mohit Joshi	73,667	—
Nilanjan Roy	34,334	—
Krishnamurthy Shankar	23,334	—
Inderpreet Sawhney	40,333	—
	319,297	—

Total	1,160,935	309,566

(1)	Retired as a whole-time director and Chief Operating Officer effective December 12, 2021

Term of Office

The Indian Companies Act, 2013 precludes independent directors from retiring by rotation. Independent directors shall hold office for a term up to five consecutive years on the board of directors of the company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Nandan M. Nilekani, our non-executive and non-independent Chairman retires by rotation at the 2022 Annual General Meeting pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Nandan has sought re-appointment and the Board has recommended the same for the approval of the shareholders. The term of office of each of the directors as on March 31, 2022, is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	January 1, 2023	Yes
Kiran Mazumdar-Shaw	April 1, 2019	March 22, 2023	—
D. Sundaram	July 14, 2017	July 13, 2022	—
Michael Gibbs	July 13, 2021	July 12, 2026	—
Uri Levine	April 20, 2020	April 19, 2023	—
Bobby Parikh	July 15, 2020	July 14, 2023	—
Chitra Nayak	March 25, 2021	March 24, 2024	—

(1)

For executive directors, this date is the date such director was appointed as an executive director. For non-executive directors, this date is the date such director was appointed / re-appointed as a director not liable to retire by rotation.

(2)	For executive directors, this date is the date when such director’s current term of appointment as an executive director expires.

Employment and Indemnification agreements

Under the Indian Companies Act, 2013 our shareholders must approve the salary, bonus and benefits including stock incentives of all our executive directors. We have entered into agreements with our executive director, Salil Parekh, Chief Executive Officer and Managing Director. Refer to the section titled “Material Contracts” in Item 10 of this Annual Report on Form20F for the details of his contracts.

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

Board Leadership Structure

Nandan M. Nilekani is the Non-Executive, Non-Independent Chairman of the Board (“Chairman”) effective August 24, 2017, and Salil Parekh is the Chief Executive Officer and Managing Director (“CEO & MD”) effective January 2, 2018. The Board appointed Kiran Mazumdar-Shaw as the Lead Independent Director effective April 13, 2018.  Kiran is also a chairperson of the Nomination and Remuneration, CSR and ESG Committees.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

Chairman

The Company has separated the role of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board and is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and performance of individual directors.

The Chairman works actively with the nomination and remuneration committee to plan the composition of the Board and Board Committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets with an eye to enhancing shareholder value and implementing the organization’s vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Financial Officer (“CFO”), Presidents and Executive Vice Presidents as per the organizational structure.

Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibility of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as the Board determines.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures Board effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Board’s Role in Risk Oversight

Our Board is responsible for overall oversight of risk management. The Risk Management Committee, comprising of independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environmental risks. The Risk Management Committee has the overall responsibility of monitoring and approving the enterprise risk management framework and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

As part of exercising its risk oversight, the Board receives periodic presentations from Company officials with respect to cybersecurity and other information security matters, and both the Audit and Risk Management Committees of the Board receive regular updates from Company’s management regarding cybersecurity matters. The Company’s cybersecurity policy and risk management framework is presented annually to both the Audit and Risk Management Committees of the Board. The Company’s management meet on a periodic basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program.

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

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis. The Board engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2022. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board and its committees, among other matters. The methodology included various techniques such questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year’s recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2022.

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

Board and Management Changes

U.B. Pravin Rao, COO and Whole-time Director, retired as a member of the Board effective December 12, 2021.

D. Sundaram was appointed as an independent director for the first term of five years effective July 14, 2017. His office of directorship is due for retirement on July 13, 2022. The Board, on recommendation of Nomination and Remuneration Committee, at its meeting held on April 13, 2022, approved the reappointment of D. Sundaram as an independent director of the Company with effect from July 14, 2022, to July 13, 2027, subject to the approval of the shareholders at the 2022 AGM.

Salil Parekh was appointed as the CEO & MD of the Company for a period of five years effective January 2, 2018, till January 1, 2023.  The Board, based on the recommendation of the Nomination and remuneration Committee, at its meeting held on May 21, 2022, approved the reappointment of Salil as CEO & MD of the Company for a period of five years, as per the new employment agreement for the reappointment effective July 1, 2022, subject to the approval of shareholders at the 2022 AGM.

Board Committees

As on March 31, 2022, the Board has six committees and one sub-committee: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee, Environment, Social and Governance Committee and Cybersecurity risk sub-committee. The charters governing these committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All of our committees and our sub-committee consist entirely of independent directors.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and fixing terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all the recommendations of the committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Audit Committee

The Audit Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2022. They were:

☐	D. Sundaram, Chairperson and Financial Expert
☐	Michael Gibbs
☐	Bobby Parikh

The Company Secretary acts as the secretary to the Audit Committee.

The primary objective of the Audit Committee is to assist the Board with oversight of: (i) the accuracy, integrity and transparency of the Company’s financial statements with adequate and timely disclosures; (ii) compliance with legal and regulatory requirements; (iii) the Company’s independent auditor’s professional qualifications and independence; (iv) the performance of the Company’s independent auditors and internal auditors; and (v) acquisitions and investments made by the Company.

The Audit Committee met seven times during fiscal 2022.

The Audit Committee approved, and the Board adopted the Related Party Transaction Policy, Code on Fair Disclosure and Investor Relations and Insider Trading Policy. The policies and the charter of the Audit Committee are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

In India, we are listed on the BSE and the NSE. We are also listed on the NYSE in the United States. In India, Regulation 18 of the Listing Regulations and in the United States, the Blue-Ribbon Committee set up by the SEC mandate that listed companies adopt an appropriate Audit Committee charter.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2022. They were:

☐	Kiran Mazumdar-Shaw, Chairperson
☐	Michael Gibbs
☐	D. Sundaram

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board are to (i) assist the Board in discharging its responsibilities relating to compensation of the Company’s Executive Directors, KMP and Senior Management; (ii) evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for Company’s Executive Directors, KMP and Senior Management; (iii) formulate criteria for determining Board composition, Board effectiveness, Board succession, and independent functioning of the Board; (iv) administration of equity based plans and schemes approved by the shareholders; (v) oversee the Company’s nomination process for the KMP and senior management and identify through a comprehensive selection process, individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board; (vi) recommend the appointment and removal of directors for approval of the shareholders; (vii) evaluate the performance of the Board, including committees and individual directors; (viii) leadership development and succession planning of the organization; (ix) develop and maintain corporate governance policies applicable to the Company; and (x) devise a policy on Board diversity and sustainability.

The Nomination and Remuneration Committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The Committee annually reviews and approves for the CEO & MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

The Nomination and Remuneration Committee oversees key processes through which the Company recruits new members to its Board, and the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met five times during fiscal 2022.

The Board amended the charter of the Nomination and Remuneration Committee and Nomination and Remuneration
Policy on April 13, 2022.

The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf ;

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Risk Management Committee

The Risk Management Committee is comprised of six independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2022. They were:

☐	D. Sundaram, Chairperson
☐	Kiran Mazumdar-Shaw
☐	Michael Gibbs
☐	Uri Levine
☐	Bobby Parikh
☐	Chitra Nayak

The primary objectives of the Risk Management Committee are to assist the Board, (i) to assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; (ii) to monitor and approve the enterprise risk management framework and associated practices of the Company; (iii) to periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard; (iv) to periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities; (v) to evaluate significant risk exposures of the Company and assess the Management’s actions to mitigate the exposures in a timely manner; (vi) To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner; (vii) to coordinate its activities with the audit committee in instances where there is any overlap with audit activities; (viii) to review and reassess the adequacy of the Charter periodically and recommend any proposed changes to the Board for approval; (ix) to ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors; and (x) to appoint, remove and approve terms of remuneration of the Chief Risk Officer.

The Risk Management Committee met four times during fiscal 2022.

The Risk Management Committee charter as amended on July 14, 2021, is available on the Company’s website:  https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Cybersecurity risk sub-committee

In April 2019, the Risk Management Committee created the Cybersecurity risk sub-committee. As of March 31, 2022, the Cybersecurity risk sub-committee comprised of three independent directors:

☐	Michael Gibbs, Chairperson
☐	D. Sundaram
☐	Uri Levine

The main objective of the Cybersecurity risk sub-committee is to assess the cybersecurity risks at Infosys and improve its security systems. The sub-committee meets periodically and recommends any findings to the Risk Management Committee.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee is comprised of three independent directors as of March 31, 2022. They were:

☐	D. Sundaram, Chairperson
☐	Bobby Parikh
☐	Chitra Nayak

U.B. Pravin Rao ceased to be a member of the Committee due to retirement effective December 12, 2021.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, effective December 1, 2015. The Board has also appointed A.G.S Manikantha, Company Secretary, as the Nodal Officer effective October 14, 2016, to ensure compliance with the Investor Education Protection Fund (IEPF) Rules.

The primary objectives of the Committee are to: (i) consider and resolve the security holders’ concerns or complaints; (ii) monitor and review the investor service standards of the Company; (iii) take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts’ briefings or survey of shareholders; and (iv) oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns.

The purpose of the Stakeholders Relationship Committee of the Board shall be to assist the Board and the Company to oversee the various aspects of interests of Stakeholders of the Company. The term “Stakeholder” includes shareholders, debenture holders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2022.

The Stakeholders Relationship Committee charter is available on the Company’s website, at: https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee was comprised of three independent directors as of March 31, 2022:

☐	Kiran Mazumdar-Shaw, Chairperson
☐	Chitra Nayak
☐	Uri Levine

U.B. Pravin Rao ceased to be a member of the CSR Committee due to retirement effective December 12, 2021.

Salil Parekh was appointed as a member of the CSR Committee effective December 13, 2021 and ceased to be a member of the committee effective January 12, 2022.

Uri Levine was appointed as a member of the CSR Committee effective January 13, 2022.

The primary objective of the CSR Committee is to assist the Board and the Company in fulfilling its corporate social responsibility. Our corporate social responsibility activities are carried out through Infosys Foundation in India and Infosys Foundation USA in United States.

The CSR Committee met four times during fiscal 2022.

The CSR Committee charter is available on our website at: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Environment, Social and Governance Committee (“ESG Committee”)

The ESG Committee was comprised of three independent directors as of March 31, 2022:

☐	Kiran Mazumdar-Shaw, Chairperson
☐	Chitra Nayak
☐	Uri Levine

The primary objectives and responsibilities of the Committee are to: (i) guide the creation of the ESG Vision 2030 and ambitions of the Company and continuously review updates and progress on the ESG vision and goals; (ii) review the ESG Operations Council and its working.; (iii) ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions; (iv) review any statutory requirements for sustainability reporting e.g., Business Responsibility and Sustainability Reporting (BRSR) and guide Infosys’ leadership on global ESG assessments; (v) review and reassess the adequacy of ESG committee charter periodically and recommend any proposed changes to the Board for approval.

The ESG Committee met three times during fiscal 2022.

The main responsibility of the ESG committee is to guide the ESG journey of the Company which was embarked in 2011. The ESG Committee charter is available on our website at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

The Company’s ESG vision and ambition – 2030 and ESG data book 2022 can be accessed on the Corporate Responsibility page of our website.

EMPLOYEES

As of March 31, 2022, we had 314,015 employees, of which 297,859 were professionals involved in service delivery to clients. As of March 31, 2021, we had 259,619 employees, of which 245,037 were professionals involved in service delivery to clients. As of March 31, 2020, these numbers stood at 242,371 and 228,449 respectively.

As of March 31, 2022, we had 245,727 employees in India, 35,995 employees in the Americas, 17,666 employees in Europe and 14,627 employees in the rest of the world.

At Infosys, as we continue in our endeavor to fight waves of the COVID-19 pandemic, our priority remains the safety and well‑being of our employees, and business continuity for our clients. Business continuity programs were tested and practiced, and the processes were proven to be resilient. We received the ISO 22301 Business Continuity Management System certification for being a company with resilient processes.

Considering employee safety as paramount, we implemented elaborate support measures for employees during the three COVID-19 waves in India, and at our global locations. We operated dedicated COVID Care Centers in 14 cities in India and also established tie-ups with more than 1,500 hospitals in 323 cities in India for the treatment of employees and their families. We also established a 24x7 war room and help-desk coordinated support measures, such as tie-ups with testing labs and ambulance services providers, video consultation with doctors, COVID leave provision, insurance coverage, oxygen concentrators, medicines, fresh food, and counselling support. During the COVID waves, we provided emergency support (hospital beds / ventilators / plasma / oxygen) for over 6,100 employees / family members and addressed more than 78,000 queries for COVID medical support. Some of these support measures were also provided at global locations as required. We also leveraged our technological expertise, creating mobile application ‘Apthamitra’ to help local governments in their fight against COVID-19.

Vaccination efforts: We facilitated Company-sponsored vaccination drives in India for employees and five dependents, including booster doses. We arranged vaccination centers at our campuses in India and also conducted vaccination camps in major cities for the benefit of employees working from home, away from DC locations. As on March 31, 2022, 96.1% of employees in India were vaccinated with at least one dose, and 90% were fully vaccinated.

At global locations, we encouraged employees to avail vaccinations provided by the governments.

Work from home (WFH): At the onset of the pandemic at 2020, to ensure employee safety and business continuity, we were able to transition 99% of employees globally to a work from home arrangement. Further, based on client requirements and the COVID situation, WFH continued as required in fiscal 2022. We have been able to virtually engage over 150,000 employees through more than 900 initiatives, and employee satisfaction with these initiatives has been rated at an all-time high of 91% across locations.

Wellness: Amid these transitions and pandemic-related uncertainties, the well-being of our employees has become a critical focal point. Through concentrated efforts over the last 24 months, we have implemented several well-being initiatives for our employees globally, including sessions with experts on mental health, self-care and women’s health, along with sessions on creating a healthy work-life balance. We have also developed a virtual General Practice service in Europe, where employees can schedule video consultations, without a physical visit.

At Infosys, even amid an unprecedented global crisis, we continue to balance success as a business with exemplary governance and responsiveness to the needs of all our stakeholders.

During May 2021, Infosys has doubled its commitment towards COVID relief efforts to ₹200 crore from the initial commitment of ₹100 crore made in March 2020. Some of this has been directed to help set up and expand the capacity of COVID care hospital beds, augment the supply of oxygen concentrators and ventilators, as well as provide ration and support funds to migrant labourers and families impacted by the lockdowns.

Infosys is not a technology company full of people, but a people company that understands the immense potential of technology. Our people, with a little ‘digital’ help, move our clients forward and in turn, the world. Thus, it is our constant endeavor to make Infosys a place where people can be their best selves.

Careers don’t stand still at Infosys and talent transformation is an important focus area. It begins with sensing employee needs and responding with a value proposition that delivers meaning, purpose and value for them. It builds synergy between how we look to differentiate ourselves as a Company and deliver on the expectations of our employees.

We have a three-pronged strategy to deliver value to our employees:

•	Inspire our people with meaningful work and passionate teams, enabling them to find purpose and make an indelible impact.
•	Ensure that our people are continuously learning and progressing in their careers and shaping our collective future.
•	Create opportunities for every employee to navigate further, powered by our culture and partnered by other Infoscions with shared aspirations.

Here are the key initiatives of this year:

•	InTap is our smart sourcing and interview management application to attract and manage candidates and provide best-in-class candidate experience along with an efficient hiring process.
•

Launchpad: We expanded the coverage of Launchpad to all our entities and across the globe. This mobile app-based, selfservice platform provides new hires a guided flow, which is digital, remote and seamless, during the onboarding process. It helps us onboard new hires remotely and make them Day One Ready.

•

Lex: We created Lex, the anywhere, anytime, any device app, to help Infoscions upskill, cross-skill, and reskill. Lex recommends skills and learning paths based on employee interests, skills, and roles. Employees can even mentor others by uploading their own learning modules. Users can create their own learning goals, and measure the time they spend learning, as well as track their learning history.
•

Infosys Meridian enables a remote-first workplace that mirrors the offline experience. With its event management platform and breakout sessions capabilities, employees use Meridian to connect at a large scale. Meridian is fast becoming an important engagement platform for employees.

•

InfyMe: We continued to enrich our InfyMe app with more services that enables teams to operate, connect and collaborate easily and it is particularly effective in the remote working model. More than 200 touchpoints for activities were merged into the single intuitive interface of InfyMe.

•

iCount: Our performance management framework and application provides continuous and specific measurement of employee performance and enables transparent sharing of goals with focus on role and career development.

•	iRise brings our rewards and recognitions philosophy to life. This platform celebrates key achievements of our employees. Managers can create reward categories and nominate employees for these awards.
•

FLUID: With reskilling gaining momentum, more and more Infoscions are acquiring new skills and capabilities. To better manage this, we created F.L.U.I.D., our internal talent marketplace. It enables Infoscions to constantly move towards acquiring higher skills and experiences.

•

Accelerate: This platform enables hiring managers to list gig work jobs and internal talent to pick up these jobs for execution. Accelerate also allows skill-based job matches to recommend the right gigs and incentivizes gig workers and hiring managers. The platform helps to provide richer job variety and more immersive learning.

•

Skill Tags: Skill Tags are skill badges that identify proficiency in different technologies. Employees can select a Skill Tag, and then a variant within it, to specialize in. They can then take the suggested learning path on Lex, which outlines all the courses required to acquire that skill. After they complete the required courses and gain six months of experience in that technology, they qualify for a Skill Tag.

•

Digital Quotient: Our Digital Quotient is a comprehensive score that helps Infoscions keep track of their digital capabilities. Using the score, Infoscions can understand how their skills compare to others. Those with a higher Digital Quotient have greater access to new opportunities and interesting projects.

•

iEngage: We expanded the reach of iEngage across geos and also integrated aspiration management in this platform. We use iEngage to inform, inspire, and build a happier workplace. It helps us drive vertical engagement between employee and unit leadership. Managers can use this to schedule connect events, invite employees and track actions identified during such events. It also captures employee aspirations and provides a platform to track and achieve them.

•

DataVillage: We’re creating this dashboard that provides immediate and relevant insights that allow us to make thoughtful decisions about employees in key areas such as performance management, bonus recommendations, role changes, and more.

•

Intelligent automation: We are making our systems smarter with- 1) Nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like role change, retention etc., 2) Chatbots that are transforming query management, and 3) Robotic process automation, which is being leveraged by HR to reduce manual work of our teams.

•

Talent Anywhere model: The future workplace looks headed to a hybrid remote model. Flexibility of location and time will be key to attract and retain talent. Hence, we rolled out the Talent Anywhere model in India that provides flexibility of work location for our new and existing employees. We have kept client and statutory requirements in mind while enabling working from any location within India. We also renewed our flexi-time policy in India that now provides more flexibility to employees to work part time.

•

To drive more focus on employee experience, we set up an Employee experience Centre Of Excellence with the mission to create workplace experiences that employees cherish and thrive in. The objectives are: 1) To ensure our processes and systems create memorable moments that matter across an employee’s journey at Infosys, 2) To create listening posts to sense employee responses at transaction and process levels, and 3) Reinforce the experience through better communication.

•

Manager Code: We have designed the Infosys manager enablement framework to equip our leaders with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers also have a behavior code that encourages them to adhere to seven fundamental principles that shape a good manager at Infosys. We’ve integrated the code into our everyday work lives and measure our managers’ performance against it.

•

SALESFLEX: Our in-house capability development and experience charter for the Sales team has proved to be the cornerstone in our Sales transformation journey. We ushered in SALESFLEX almost two years ago and today, our Sales colleagues are reaping the benefits of a plethora of matured programs which have been a strategic game-changer in enhancing Sales productivity and improving Sales experience. SALESFLEX filled the gap in the people dimension, which is the beating heart of a Sales transformation, by setting a direction and establishing personalized learning platforms, tracking performance, enabling recurring career conversations, incentivizing desired behaviors and helping Sales warriors continuously act to improve outcomes. Today, SALESFLEX is successfully engaging a dynamic globe-trotting, market-facing Sales team of 1,294 employees spread across 24 countries, through nine major programs covering the entire realm of employee experience starting from onboarding, reskilling, career coaching, recognition, nurturing diversity and inclusivity, effective usage of people analytics to mitigate attrition and optimizing work force planning.

•

Employee engagement: Our employee engagement framework is based on the 5Cs – Connect, Collaborate, Celebrate, Care and Culture. Its main objective is to ensure effective engagement, well-being and sustained motivation levels among employees in the new hybrid model of work.

•

Awards for Excellence (AFE): The AFE remains our largest rewards and recognition platform for employees. This year marked its 27th anniversary, and we received about a thousand nominations across geographies in over 20 categories.

•

Rewards philosophy: At Infosys, we look at rewards holistically – what we call total rewards, a mixture of both monetary and non-monetary rewards. It includes an element of fixed pay, supplemented with ‘pay at risk’ which is based on performance, and could be paid in cash as well as through stock grants. For a global and diverse workforce, it also ensures inclusion of localized benefits plans. In addition to the standard compensation and benefits, we have made rewards available through learning, diverse career experiences and platforms for creative contributions as well. Skill bonuses, for people with niche skills, is a new concept we have introduced. Our key objectives are enabling financial stability and ensuring that our pay is competitive to drive high performance and the right behavior.

•

Culture and values: Our company values – C-LIFE – define our approach to everything. C-LIFE stands for Client value, Leadership by example, Integrity and transparency, Fairness, and Excellence. The organization culture, driven by our core values, is one of the main levers that drive our business. Employees are regularly reminded about the acceptable standards of conduct through various forums like onboarding, mail communications, town halls, and team meetings.

•	Be the Navigator (BTN): An empowerment program to encourage purposeful innovation for clients, BTN has been repurposed to build the momentum of our business focus on cloud and digital.
•

Facilitating a positive work environment: Infosys is committed to providing a positive work environment free of discrimination and harassment. Equal opportunity and fair treatment are part of our Code of Conduct to which all employees subscribe. The resolution hubs at Infosys provide fair, neutral, and independent forums for employees to voice their concerns. The Company has also instituted multiple channels to address employee grievances, such as ASHI (Anti-Sexual Harassment Initiative), HEAR (Hearing Employees and Resolving their concerns) platform, the Grievance Redressal Body, the Whistleblower Policy, and iCARE. In the post-pandemic scenario, there is greater focus on providing psychological safety to employees.

Infosys HR Team was one among the top three organizations named in SHRM HR Excellence Awards 2021, in the categories:

•	Excellence in HR Analytics
•	Excellence in Diversity & Inclusion
•	Excellence in Health and Wellness Initiatives
•	Excellence in Managing the Hybrid Workplace – The HR Lens

Employee well-being

At Infosys, employee well-being has taken precedence over the past year and developed into a more substantial model with the help of our program HALE (Health Assessment and Lifestyle Enrichment). With HALE, our endeavor has been to enhance the well-being experience for our employees and their families with an increased focus on pandemic well-being and mental health. All our wellness programs stand on the foundational pillars of physical, social and emotional well-being, and safety.

Our focus over the last few years has been to provide a high-touch and high-tech experience to our employees.

•

Digital well-being: In an effort to stay ahead of the curve in building digital capabilities, we looked at creating digital touchpoints in the lives of our employees by providing them a holistic wellness platform both on the go and on their laptops. This platform entails a host of offerings like wellness content, expert talks by professionals around the country, self-help tools, availability of HALE counselors 24*7 and much more.

•

Emotional well-being: Transitioning the handling of mental health-related issues from the physical to the virtual mode of communication had to be done with utmost care. We have wellness coaches supporting our employees 24*7 in times of distress, our peer-to-peer counseling network called Samaritans catering to various segments, weekly webinars and discussions by experts, online self-help tools for employees to assess their emotional health and mindfulness workshops.

•

Physical well-being: During the pandemic, Infosys tied up with COVID-19 testing labs nationwide, collaborated with emergency ambulance providers in every major city, provided teleconsultation facilities and launched a COVID-19 crisis support helpline for employees. Multiple teams were tasked to consistently check on the well-being of employees who had tested positive. Infosys was one of the first large private organizations to spearhead vaccinations for its employees and dependents. We collaborated with vaccination providers / manufacturers, local authorities, and administrators to execute this task. There were targeted and consistent messaging and campaigns to bust the myths around COVID-19 and vaccination, such as nominating peers to get vaccinated challenge, featuring employees who emerged stronger post pandemic and sessions by experts.

•

Social well-being: We create opportunities for work-life balance and help Infoscions have a fulfilling and multi-faceted life. We conduct several leisure events to cater to their interests, hobbies, and lifestyle. We have been successfully able to transform the concept of physical communities to virtual communities, and our clubs and groups continue to drive well-being programs.

•	HALE won the Bronze Medal for SHRM Excellence Award 2021
•	HALE won AFE Gold for Internal Customer Delight 2022

Recruiting

As at March 31, 2022, the Group employed 314,015 employees, of which 297,859 were professionals involved in service delivery to the clients, including trainees.

We have built our global talent pool by recruiting freshers from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, technical leaders and project managers in areas of digital and cloud, and transformation. We have built robust relationships with top institutions in the country and recruit students who have consistently shown high levels of achievement. In addition, we have also scaled up InfyTQ which brings the best of our Mysuru training to the hands of the learners across the country. This has amplified the learning experience of students who actively participate in learning and assessments to get the coveted Infosys Certification.

We also recruit students from campuses in the United States, UK, Australia, Singapore, Japan, Germany, Canada, Mexico and China.  We rely on a rigorous selection process involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors including performance tracking of past recruits. Most interviews in fiscal 2022 were conducted virtually across the globe, using video conferencing platforms, and the end-to-end process was digitalized. The team also implemented an in-house applicant tracking system for India hiring, in place of a third-party software that was used traditionally.

During fiscal 2022, we received 5,866,636 employment applications, interviewed 523,385 applicants and extended offers of employment to 222,500 applicants. These statistics do not include our subsidiaries. We added 54,396 new employees, net of attrition, during fiscal 2022.

Education, Training and Assessment

Amplifying human talent through a sustained culture of lifelong learning has always defined Infosys. The Foundation Training Program anchored by the Global Education Center has been molding fresh graduates into corporate professionals. Comprising over 46 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent.

With localization as an important strategic pillar, Infosys has invested in a training center, like the Mysuru Global Education Center in Indianapolis in the United States to reskill local talent. The Foundation Program for fresh hires caters to fresh graduate hires in Mexico, UK, Germany, Australia, Singapore, and Japan.  With the deep adoption of the Infosys Learning Experience platform Lex, the shift from offline classes to online learning, complete with learner engagement components, was seamless and continues to engage the fresh hires in the second year of the pandemic too.

Our Continuous Education program is aimed at reskilling and upskilling our existing employees by instilling a culture of lifelong learning. This program has twin objectives – increasing fulfillment of skilled talent requirements for client projects and enriching the expertise of our global workforce in next generation digital technologies and methodologies. We continue to invest in and scale our digital reskilling program globally.  Lex, our in-house learning platform, offers over 13,700 curated courses, which includes over 10,000 courses procured from vendor partners both for enterprise consumption and niche communities who have specific content requirements. About 30,000 employees use Lex on weekdays with an average learning time of about 40 minutes, and 14,000 employees use Lex on weekends with an average learning time of about 50 minutes. We continue to engage with academia to bring in fresh perspectives while creating learning courses to meet the demands of this accelerated digital adoption. We continue to experiment with industry leading approaches of adaptive learning, learning in virtual classrooms and learning in the metaverse as well.

Infosys Wingspan, our configurable talent transformation platform for clients, is already live in several global client organizations. Lex, which is powered by Infosys Wingspan, was repurposed for college students in India under the brand of InfyTQ. Infosys Wingspan has also been leveraged for the flagship ESG initiative, Infosys Springboard. In alignment with the Infosys ESG Vision 2030 to enable digital skills at scale, Infosys Springboard has been identified as the primary digital learning platform to empower people, communities, and society with skills to be successful in the 21st century. This program is led by a dedicated team of experts collaborating globally with the Infosys Education Training and Assessment team, curriculum partners, non-profits, and a global network of leading educational institutions. About 3,900 learning resources are available in Springboard and about 1.8 million learners from across India are actively consuming the content on Infosys Springboard platform. We intend to reach 10 million learners by 2025 as part of our Springboard initiative.

Leadership development

The Infosys Leadership Institute (“ILI”) continued its focus on enabling individual and collective leadership capabilities in fiscal 2022 and some of its key leadership programs created organizational impact and won international recognition along the way. The succession planning program, Constellation Program, was awarded the prestigious ATD Award for Excellence in Practice 2022. The first phase of the program concluded with a significant addition to the succession pool and all the organizational strategic projects achieving the desired objectives. Working with a senior leadership panel, ILI added more high potential leaders to the Constellation Program in the second phase that commenced in fiscal 2023.

ILI launched #IamtheFuture, a year-long women in leadership program, in partnership with Stanford Graduate School of Business (“GSB”). To date, 307 women leaders have completed the ILI-Stanford GSB certification, attended 40+ development programs, turned in 3,300+ assignments and had 2,500+ learning days.  The program’s comprehensive talent reviews with the business heads have produced specific actions to provide the right career and development support for every woman leader. In its first year, the program has received the Women’s Icon Asia D&I Champions Award in the category of Advancing Women.

ILI offers an array of leadership programs, both internal and external, to all senior leaders in the organization.  Working with eminent academic institutions, consulting firms and other leadership development organizations, ILI offered 100+ programs with 14,000+ total participants and 5,000+ learning days. Senior leaders, including the CXOs, facilitated a series of Leaders Teach programs to ensure contextualized development for our leaders.

Visas

As of March 31, 2022, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 25, 2022, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 25, 2022. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 420,74,44,285 equity shares outstanding as of May 25, 2022. Percentage of shareholders representing less than 1% are indicated with ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.39
Salil Parekh	770,481	'*'
Bobby Parikh(2)	6,887	'*'
Nilanjan Roy(3)	55,614	'*'
Mohit Joshi(4)	304,353	'*'
Ravi Kumar S.	77,168	'*'
Krishnamurthy Shankar(5)	113,869	'*'
Inderpreet Sawhney(6)	149,673	'*'
Total (all directors and executive officers)	101,939,213	2.42

Note:	No other material changes subsequently till June 17, 2022.
(1)	Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)	Includes 2,754 Equity shares jointly held with his spouse as the first holder.
(3)	Includes 6,667 PSUs vested on February 27, 2022, and 4,000 PSUs vested March 31, 2022, which are yet to be exercised.
(4)

Includes 56,374 stock options each vested on November 1, 2017, and November 1, 2019, and 56,376 stock options each vested on November 1, 2018, and November 1, 2020, totaling to 225,500 which are yet to be exercised.

(5)

Includes 9,500 stock options each vested on November 1, 2018, November 1, 2019, and November 1, 2020, totaling to 28,500; 6,667 PSUs vested on February 27, 2022; 3725 RSUs and 3,333 PSUs vested on March 31, 2022, which are yet to be exercised.

(6)

Includes 11,116 stock options vested on August 1, 2019, 22,224 stock option vested on August 1, 2020, and 22,226 stock options vested on August 1, 2021, totaling to 55,566 stock options which are yet to be exercised.

Note:

Among directors, Kiran Mazumdar-Shaw, D. Sundaram, Michael Gibbs, Uri Levine and Chitra Nayak do not hold shares / ADRs of the Company.

Option plans

2015 Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of four years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Controlled trust holds 13,725,712 and 15,514,732 shares as of March 31, 2022, and March 31, 2021, respectively, under the 2015 Plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022, and March 31, 2021.

2019 Plan

In continuation of our philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board, at its meeting held on May 15, 2019, on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders, approved the 2019 Plan. This plan sets out challenging performance criteria aligned to shareholder value creation to deepen employee ownership of the Company. By inclusion of leading market benchmarked performance criteria like relative TSR in the 2019 Plan, we adopted best-in-class global corporate governance practices. Further the 2019 Plan intends to incentivize, retain, and attract key talent through this performance-based stock incentive plan amongst an expanded employee base.

On June 22, 2019, pursuant to approval by the shareholders at our Annual General Meeting (“AGM”), the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative TSR against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.

The following is the summary of grants made during fiscal 2022, 2021 and 2020 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
2015 Plan
RSU - Equity settled	1,590,423	2,660,611	3,854,176
RSU - Incentive units (cash settled)	49,960	115,250	656,140

2019 Plan
Equity settled Performance based RSU	2,850,629	1,596,408	2,091,293

Total grants	4,491,012	4,372,269	6,601,609

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

During fiscal 2022, 2021 and 2020, we recorded an employee stock compensation expense of $56 million, $45 million and $34 million, respectively, in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and ESOPs under the 2019 Plan and 2015 Plan as of March 31, 2022:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	4,958,938	6,232,975
ESOPs	—	700,844

Grants made under the 2015 Plan have been adjusted for September 2018 bonus issue.

For additional information on our stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 25, 2022, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 25, 2022. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 25, 2022			March 31, 2021			March 31, 2020
Shareholding of all directors and officers as a group	Equity	101,939,213	(1)	2.42	103,163,904	(2)	2.42	102,323,118	(3)	2.40
Life Insurance Corporation of India	Equity	250,870,241		5.96	250,063,497		5.87	282,008,863		6.62

1)	Comprised 101,935,488 shares owned by directors and officers and includes stock options which have vested and yet to be exercised.
(a)	Includes 6,667 PSUs vested on February 27,2022 and 4,000 PSUs vested March 31,2022 totaling to 10,667 PSUs of Nilanjan Roy.
(b)

Includes 56,374 stock options each vested on November 1, 2017, and November 1, 2019, and 56,376 stock options each vested on November 1, 2018, and November 1, 2020, totaling to 225,500 stock options of Mohit Joshi.

(c)

Includes 9,500 stock options each vested on November 1, 2018, November 1, 2019, and November 1, 2020, totaling to 28,500 stock options; 3725 RSUs vested on March 31, 2022, and 6,667 PSUs vested on February 27, 2022, and 3,333 PSUs vested on March 31, 2022 totaling to 10,000 PSUs of Shankar Krishnamurthy.

(d)

Includes 11,116 stock options vested on August 1, 2019, 22,224 stock option vested on August 1, 2020, and 22,226 stock options vested on August 1, 2021, totaling to 55,566 stock options of Inderpreet Sawney.

The percentage of ownership is calculated on 4,207,444,285 equity shares.

2)	Comprised of 103,163,904 shares owned by directors and officers. The percentage of ownership is calculated on 4,260,660,846 equity shares.
3)	Comprised 102,323,118 shares owned by directors and officers. The percentage of ownership is calculated on 4,258,992,566 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Exchange Act and as of May 25, 2022, held by 120,351 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors or FIIs, Foreign Portfolio Investors or FPIs and Non-Resident Indians or NRIs. As of May 25, 2022, 33.12% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to Note no. 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and percentage of shareholding as at March 31, 2022, and March 31, 2021.

Related party transactions of Infosys Limited with its subsidiaries (on a standalone – basis)

a. Details of capital invested in subsidiaries as of March 31, 2022:

(Dollars in millions)
List of subsidiaries	As at March 31, 2022
Infosys BPM(4)	145
Infosys China	63
Infosys Chile	1
Infosys Mexico	14
Infosys Sweden	11
Infosys Public Services	17
Infosys Shanghai(2)	165
Infosys Consulting Holding	241
Infosys Consulting Pte Ltd	186
EdgeVerve	203
Infosys Nova	353
Infosys Americas(1)	—
Infosys Austria GmbH(1)	—
Infosys Consulting Ltda	47
Brilliant Basics Holdings Limited	9
Infosys Arabia Limited(1)	—
Panaya	84
Infosys Luxembourg S.a r.l.	3
WongDoody	56
Infosys Consulting S.R.L	5
Infosys Bulgaria(1)	—
Infosys Germany Holding GmbH(1)	—
Infosys Green Forum (1) (3)	—
Skava	9
Infosys Automotive and Mobility GmbH & Co. KG (2)	2
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)	—

(1)	The investment amount is less than $1 million.
(2)	During fiscal 2022, Infosys infused further capital in its subsidiaries to meet the working capital requirements.
(3)	Infosys Green Forum, a wholly-owned subsidiary of Infosys Ltd, was incorporated on August 31, 2021.
(4)	During fiscal 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

During fiscal 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)). Refer to Note 2.10 Business combinations, under Item 18 of this annual report for further details on acquisitions.

b. Details of amounts of outstanding loans at the end of the year:

		(Dollars in millions)
Particulars	March 31, 2022	March 31, 2021	March 31, 2020
Loans:
Infosys China(1)	—	3	12
Infosys Consulting S.R.L	—	—	1
Infosys Consulting Pte Ltd.	—	—	37
Infosys Shanghai(1)	—	10	—
	—	13	50

Debentures:
EdgeVerve(2)	—	73	153

(1)	Interest rate of 6% per annum and repayable on demand
(2)	Interest rate for fiscal 2022, 2021 and 2020 is 7.17%, 7.14% and 8.35%, respectively

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
Loans:
Infosys China	3	12	12
Brilliant Basics Holdings Limited	—	—	1
Infosys Consulting S.R.L Argentina	—	—	1
Infosys Consulting Pte Ltd	—	38	266
Infosys Consulting S.R.L Romania	—	1	1
Infosys Consulting Holding AG	—	—	13
Infosys Shanghai	10	10	—

Debentures:
EdgeVerve	73	153	209

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
Financing transactions
Equity
Infosys China	—	5	—
Infosys Shanghai	15	—	—
Infosys BPM(1)	—	—	—
Infosys Nova	—	176	177
Infosys Consulting Ltda	—	21	20
WongDoody Holding Company Inc	—	3	2
Kallidus Inc	—	(21)	—
Infosys Automotive and Mobility GmbH & Co.KG	2	—	—
Infosys Germany Holding GmbH(1)	—	—	—
Infosys Luxembourg S.a r.l.	—	2	—
Infosys Green Forum(1)(2)	—	—	—
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)	—	—	—
Preference shares
Infosys Consulting Pte Ltd	—	—	185
	17	186	384
Debenture (net of repayment)
EdgeVerve	(73)	(84)	(53)
	(73)	(84)	(53)
Loans (net of repayment)
Infosys China	(3)	(10)	—
Infosys Shanghai	(10)	10	—
Infosys Consulting Holding	—	—	(13)
Infosys Consulting Pte Ltd	—	(38)	(70)
Infosys Consulting S.R.L. Romania	—	(1)	1
Brilliant Basics Holdings Limited	—	—	(1)
	(13)	(39)	(83)

(1)	The investment amount is less than $1 million.

(2)	Infosys Green Forum, a wholly-owned subsidiary of Infosys Ltd, was incorporated on August 31, 2021.

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

ii) Revenue transactions

	(Dollars in millions)
Particulars	Fiscal 2022	Fiscal 2021	Fiscal 2020
Purchase of services
Infosys China	17	9	11
Infosys Consulting Holding and its subsidiaries	199	147	160
Infosys Consulting Pte Limited and its subsidiaries	34	19	22
Infosys Consulting Ltda	8	6	2
Infosys Consulting Romania	31	25	3
Infosys BPM and its subsidiaries	310	209	125
Infosys Sweden	7	6	7
Infosys Shanghai	16	12	11
Infosys Mexico	20	10	9
Infosys Chile	2	2	2
Infosys Public Services	1	4	5
Panaya Ltd.	19	18	14
Infosys Brasil	—	—	1
WongDoody and its subsidiaries	39	16	9
Infosys Limited Bulgaria	1	—	—
Infosys Automotive and Mobility GmbH & Co. KG	8	—	—
Kallidus Inc	—	3	4
Infosys Nova and its subsidiaries	49	5	—
Edgeverve	2	—	—
Brilliant Basics Limited	4	7	13
	767	498	398
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	—	1	1
WongDoody and its subsidiaries	6	3	2
Infosys Green Forum	1	—	—
Infosys Mexico	1	1	—
	8	5	3
Interest income
Infosys China	—	—	1
Infosys Shanghai	—	1	—
Infosys Consulting Pte Limited	—	1	6
EdgeVerve	—	8	15
	—	10	22
Dividend income
Brilliant Basics Holdings Ltd	9	—	—
Infosys BPM	154	43	—
	163	43	—
Sale of services
Infosys China	4	3	3
Infosys Mexico	3	4	5
Infosys Consulting Holding and its subsidiaries	4	3	6
Infosys Consulting Ltda	1	1	1
Infosys Consulting Pte Limited and its subsidiaries	21	20	15

Infosys Brasil	—	—	1
Infosys BPM and its subsidiaries	82	40	62
Infosys Sweden	8	6	2
Infosys Shanghai	1	—	1
EdgeVerve	80	90	84
Infosys Luxembourg S.à.r.l	12	3	—
Infosys Nova and its subsidiaries	1	1	—
Infosys Automotive and Mobility GmbH & Co. KG	27	—	—
Infosys Public Services	83	92	105
	327	263	285
Sale of shared services including facilities and personnel
EdgeVerve	13	4	5
Panaya Ltd.	1	1	1
Infosys BPM and its subsidiaries	3	3	4
	17	8	10

All transactions between Infosys and its subsidiaries till the date of this Annual Report are in the ordinary course of business.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

See Note 2.20, Related party transactions, under Item 18 of this Annual Report for details of transactions with KMP.

Employment and indemnification agreements

Refer to the section titled ‘Employment and Indemnification agreements’ under Item 6 of this Annual Report.

Loans to employees

We provide personal and salary advances and loans to our employees.

The annual rates of interest for these loans vary from 0% to 7%. Loans aggregating $38 million, $26 million and $35 million were outstanding as of March 31, 2022, 2021 and 2020, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

☐	Report of Independent Registered Public Accounting Firm.
☐	Consolidated Balance Sheet as of March 31, 2022, and 2021.
☐	Consolidated statements of comprehensive income for the years ended March 31, 2022, 2021 and 2020.
☐	Consolidated statements of changes in equity for the years ended March 31, 2022, 2021 and 2020.
☐	Consolidated statements of cash flows for the years ended March 31, 2022, 2021 and 2020.
☐	Notes to the consolidated financial statements.

Export revenue

For fiscal 2022, 2021 and 2020, we generated $15,831 million, $13,169 million and $12,447 million, or 97.1%, 97.1% and 97.4% of our total revenues of $16,311 million, $13,561 million and $12,780 million, respectively, from the export of our products and rendering of services outside of India.

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

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in the Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at an average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

The following table provides details of per share dividend recognized and paid during fiscal 2022, 2021 and 2020:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Dividend per Equity Share (₹)
Interim dividend(2)	15.00	12.00	8.00
Final dividend(3)	15.00	9.50	10.50

Dividend per Equity Share/ADS ($) (1)
Interim dividend(2)	0.20	0.16	0.11
Final dividend(3)	0.20	0.13	0.15

(1)	Converted at the monthly exchange rate in the month of declaration of dividend.
(2)	Represents interim dividend for the respective fiscal year.
(3)	Represents final dividend for the preceding fiscal year.

During fiscal 2022, on account of the final dividend for fiscal 2021 and interim dividend declared for fiscal 2022 the Company had incurred a net cash outflow of $1,703 million (excluding dividend paid on treasury shares).

The Board in its meeting on April 13, 2022, recommended a final dividend of ₹16/- per equity share (approximately $0.21 per equity share*) for fiscal 2022. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 25, 2022, and if approved would result in a net cash outflow of approximately $885 million (excluding dividend paid on treasury shares).

* USD-INR rate of 75.79

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

PRICE HISTORY

Our equity shares are traded in India on the BSE and the NSE, collectively, the Indian stock exchanges. Our ADSs are traded on the New York Stock Exchange (“NYSE”), under the ticker symbol ‘INFY’. Each ADS represents one equity share. Our ADSs began trading on the NASDAQ on March 11, 1999. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We listed our ADSs on the Euronext London and Paris markets on February 20, 2013.

Effective July 5, 2018, the Company voluntarily delisted its ADS’s from the Euronext Paris and Euronext London exchanges. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys’ ADSs continue to be listed on the NYSE under the symbol “INFY” on the New York Stock Exchange. The holders of ADSs who have chosen not to sell their ADSs through the sales facility or otherwise have not taken any action will be able to trade them on the NYSE under the terms and conditions of their financial intermediary.

The Deutsche Bank Trust Company Americas serves as a depositary with respect to our ADSs traded on the market pursuant to the Deposit Agreement dated March 10, 1999, as amended and restated on June 28, 2017. The Deposit Agreement has been filed by the Company previously.

As of May 25, 2022, we had 4,207,444,285 equity shares issued and outstanding. There were 120,351 record holders of ADRs, evidencing 628,676,988 ADSs (each ADS currently represents one equity share). As of May 25, 2022, there were 2,715,145 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2022 for cable transfers in Indian rupees as published by the FEDAI, which was ₹75.79 per $1.00.

On June 16, 2022, the closing price of equity shares on the BSE was ₹1,397.15 equivalent to $17.89 per equity share and on the NSE was ₹1,397.20 equivalent to $17.89 per equity share based on the exchange rate on that date and on June 16, 2022, the closing price of ADSs on the NYSE was $17.67 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017, adopted new Articles of Association to bring the same in line with provisions of the Indian Companies Act, 2013, as amended from time to time, (the “Indian Companies Act, 2013,”). The Company vide postal ballot concluded on August 22, 2018, altered clause V of the Memorandum of Association to reflect the increase in the Authorized capital for the issue of Bonus shares. The Memorandum and Articles of Association are available on the website of the Company and were filed previously as an exhibit to the Annual Report on Form 20-F and is available under the following links: https://www.sec.gov/Archives/edgar/data/1067491/000106749117000021/exv01w01.htm and https://www.sec.gov/Archives/edgar/data/1067491/000156459019022837/infy-ex12_1403.htm

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013.

Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, 2013, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association of the Company which was filed as an exhibit to the Annual Report on Form 20-F. The summary below is not intended to constitute a complete analysis of the Indian Companies Act, 2013 and is not intended to be a substitute for professional legal advice. Various statutory authorities and departments of the Government of India have also extended several temporary relaxations on compliances requirements on account of the COVID-19 pandemic. The summary below does not include details of such temporary relaxations.

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be fifteen unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2022, we had eight directors. As per the Indian Companies Act, 2013, unless the Articles of Association of a company provide for all directors to retire at every AGM, not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require one-third of such of the directors, as are liable to retire by rotation as per the Indian Companies Act, 2013 (excluding independent directors), to retire from office every year, and the directors whose office of directorship has been the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

The Company shall appoint or re-appoint any person as its Managing Director and CEO or whole-time director as per the relevant laws.  The non-executive director’s office is subject to retirement by rotation at the annual general meeting in the manner as specified under relevant law.  An independent director shall be appointed / re-appointed in manner as specified under relevant laws. The directors, KMP and Senior Management shall retire as per the applicable provisions of the relevant laws. The Board will have the discretion to retain the directors, KMP and Senior Management in the same position / remuneration or otherwise, even after attaining the retirement age, for the benefit of the Company, subject to approvals as required under the relevant laws.

An independent director can hold office for only two consecutive terms and will be eligible for reappointment after three years of ceasing to be an independent director, provided he/she is not appointed in or associated with the company in any capacity (whether directly or indirectly) during such three-year period.

Our Articles of Association do not require our directors to hold shares of our company in order to serve on our Board.

The Indian Companies Act, 2013, provides that any director who has a personal interest in a transaction being discussed by the Board must disclose such interest and must not participate in the meeting when such transaction is being discussed. A director is required to disclose his personal interest to the Board on an annual basis and at the first meeting of the Board after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act, 2013 and provisions prescribed by the Government of India. At meetings of the Board, our directors shall not vote on their own remuneration and such remuneration has been recommended by our Nomination and Remuneration Committee, details of which have been set out in Item 6 of this Annual Report on Form 20-F. Our Articles of Association provide that the Company may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital, securities premium and free reserves. Under the Indian Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The objects and purposes of as set forth in Section III of our Memorandum of Association have been filed previously in our Annual Report on Form 20-F.

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2022, 4,206,738,641 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 13,725,712 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2022, we had 6,933,819 and 4,958,938 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval.

The shareholders approved the proposal of buyback of equity shares recommended by the Board at our annual general meeting held on June 19, 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Indian Companies Act, 2013.

In accordance with section 69 of the Indian Companies Act, 2013, as of March 31, 2022, we have created ‘Capital Redemption Reserve’ amounting to $4 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

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

During this buyback period we purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buyback price of ₹747.38/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). We funded the buyback from its free reserves.

We allotted 2,184,191,490 fully paid up equity shares (including treasury shares) of face value ₹5/- each during the year ended March 31, 2019, pursuant to a bonus issue approved by the shareholders through postal ballot. Record Date fixed by the Board was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under our stock option plans have been adjusted for bonus shares.

The bonus shares rank pari passu in all respects and carry the same rights as the existing equity share and holders of the bonus shares are entitled to participate in full in any dividend and other corporate action recommended and declared.

Dividends

Under the Indian Companies Act, 2013, our Board recommends the payment of a dividend which is then approved by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.

Under our Articles of Association and the Indian Companies Act, 2013 in our AGM, we may declare dividend, to be paid to shareholders according to their respective rights and interests in profits. No dividends shall exceed the amount recommended by Board. In India, dividends are generally declared per equity share and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the AGM at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, 2013, our Board has the discretion to declare and pay interim dividends without shareholder approval in compliance with the conditions specified under the Indian Companies Act, 2013. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the dividend declared per equity share and the record date/book closure date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

The Indian Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within seven days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund (“IEPF”) established by the Government of India under the provisions of the Indian Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the Indian Companies Act, 2013, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Under the Indian Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared after providing for depreciation or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, a company may transfer a percentage of its profits which it considers appropriate to its reserves.

The Indian Companies Act, 2013 further provides that in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its free reserves, subject to the following conditions:

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act, 2013 permits a company to distribute an amount transferred from its free reserves to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act, 2013 also permits the issuance of bonus shares from capitalization of the securities premium account and the capital redemption reserve account. Bonus shares are distributed to shareholders in the proportion recommended by the Board and such announcement of the decision of the Board recommending an issue of bonus shares cannot be subsequently withdrawn. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall issue any equity shares by way of bonus unless is authorized by its articles of association, has made reservation of equity shares of the same class in favor of the holders of outstanding compulsorily convertible debt instruments, if any, in proportion to the convertible portion thereof (which may be issued at the time of conversion of the debt instruments on the same terms or same proportion at which the bonus shares were issued). The bonus issue must be made out of free reserves, securities premium account or capital redemption reserve account, and built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. A company is not allowed to declare bonus in lieu of dividend. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board (where shareholders’ approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within two months from the date of approval by the Board The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

Consolidation and Subdivision of Shares

The Indian Companies Act, 2013 permits a company to split or combine the par value of its shares at a general meeting of the shareholders, if so, authorized by its Articles of Association, with the approval of its shareholders. Shareholders on record on a fixed record date are entitled to receive the split or combination.

Pre-emptive Rights and Issue of Additional Shares

The Indian Companies Act, 2013 gives shareholders the right to subscribe to new shares in proportion to their respective existing shareholdings in the event of a further issue of shares by a company, unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Indian Companies Act, 2013 in the event of a pre-emptive issuance of shares, subject to the limitations set forth above, a company must first offer the new shares to its shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders on record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of offer, which may not be less than 15 days and not exceeding 30 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the Board is authorized under the Indian Companies Act, 2013 to distribute any new shares not purchased by the pre-emptive rights holders in the manner which is not disadvantageous to the shareholders and the company.

Meetings of Shareholders

We must convene an AGM of shareholders each year within 15 months of the previous AGM or within five months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting (EGM) of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders on record, excluding the days of mailing and date of the meeting. The EGM of shareholders must be held at a place within India. The AGM of shareholders must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any general meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of tie. Any shareholder of the Company entitled to attend and vote at a meeting of the Company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, upon remote e-voting or at the general meeting. An authorized representative is also entitled to appoint a proxy. Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), it is mandatory for remote e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act, 2013.

As per the Indian Companies Act, 2013 ordinary resolutions may be passed by simple majority at any general meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or electronically or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

•	alteration of the objects clause of the memorandum;
•	alteration of the articles of association to constitute the Company into private company;
•	change in place of registered office outside the local limits of any city, town or village;
•	change in objects for which a company has raised money from public through prospectus and still has any unutilized amount out of the money so raised;
•	issue of shares with differential rights as to voting or dividend or otherwise under Section 43 (a)(ii) of the Companies Act, 2013;

•	variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Companies Act, 2013;
•	buyback of shares;
•	election of a director under Section 151 of the Companies Act, 2013;
•	sale of the whole or substantially the whole of an undertaking of a company as specified under Section 180 (1) (a) of the Companies Act, 2013; and
•	giving loans or extending guarantee or providing security in excess of the limit specified under Section 186 (3) of the Companies Act, 2013.

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

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Indian Companies Act, 2013 requires us to give at least seven working days’ prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the SEBI. We may not close the register of shareholders for more than thirty consecutive days at any one time, and in no event for more than forty-five days in a year. The Listing Regulations also prescribe that there should be a time gap of at least thirty days between two record dates.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 of the Indian Companies Act, 2013 and Regulation 40 of the Listing Regulations. Since we are a public company, the provisions of Section 58 will apply to us. In accordance with the provisions of Section 58(2) of the Indian Companies Act, 2013, the securities or other interests of the member are freely transferable except where there is any contract or arrangement between two or more persons in respect of transfer of securities, which may be enforced as a contract. If our Board refuses to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file an appeal with the National Company Law Tribunal.

Pursuant to Section 59 (4) of the Indian Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Companies Act, 2013, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the National Company Law Tribunal may, on application made by the relevant company, a depository, company, Depositary participant, the holder of securities or the SEBI, direct any company or a Depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners.

Our transfer agent for our equity shares is KFin Technologies Limited located in Selenium Tower B, Plot Nos. 31 & 32, Financial District Nanakramguda, Serilingampally Mandal, Hyderabad – 500032, India.

The SEBI vide its amendment notification dated June 8, 2018, and through additional clarification dated May 27, 2019, had clarified that effective April 1, 2019, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Subsequently, the SEBI by way of a notification dated January 24, 2022, which amended certain provisions of the Listing Regulations, did away with the carve-out provided for transmission and transposition of securities. Pursuant to the said amendment, the transmission or transposition of securities held in physical or dematerialized form can be effected only in dematerialized form. Further, pursuant to the SEBI circular dated January 25, 2022, all listed companies have been mandated to issue securities only in dematerialized form, while processing the following service requests: (a) issue of duplicate securities certificate; (b) claim from unclaimed suspense account; (c) renewal / exchange of securities certificate; (d) endorsement; (e) sub-division / splitting of securities certificate; (f) consolidation of securities certificates / folios; (g) transmission; and (h) transposition.

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

Declaration of Significant beneficial ownership in the Company

Section 90 of the Companies Act, 2013 requires individual shareholders who acting alone or together, or through one or more persons or trust, including a trust and persons resident outside India, holding beneficial interest of not less than 10% in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company shall make a declaration to the company, specifying the nature of his interest. The Companies (Significant Beneficial Ownership) Rules, 2018 (as amended from time to time) prescribe the thresholds and applicable rules for identifying a 'significant beneficial owner' and provides for filings and disclosures to be made in the event of change in details. Any person failing to submit the required disclosures is punishable with a minimum fine of fifty thousand rupees which may extend to two lakh rupees. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues.

Audit and Annual Report

Under the Indian Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the AGM. Copies of the annual report along with the notice of the AGM are sent to the shareholders are required to be submitted to the stock exchanges on which the company’s shares are listed and published on the company’s website not later than the day of commencement of dispatch to its shareholders. At least 21 days before the AGM of the shareholders, a listed company must distribute soft copies of the full annual report to all those shareholders who have registered their email addresses for this purpose, physical copies of Annual Report to its shareholders who have not registered their email addresses for this purpose and to those shareholders who ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the AGM.

Reduction of Share Capital

Under the Indian Companies Act, 2013 a company may by a special resolution and approval of the court or tribunal of the state in which the registered office of the company is situated reduce the share capital in the manner prescribed by the Indian Companies Act, 2013. However, such reduction shall be authorized by the articles of association of the company. These provisions shall not apply in the case of a buyback of shares by the company.

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or National Company Law Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a Company’s purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buyback and should have become holders of equity shares on such record date.

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019, SEBI/HO/MRD/DCAP/CIR/P/2020/190 dated October 01, 2020 and SEBI/HO/MRD2/DCAP/CIR/P/2020/243 dated December 18,2020 and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

Liquidation Rights

As per the Indian Companies Act, 2013 and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the Company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid-up capital or credited as paid-upon those equity shares after payments have been made by the Company as set out above. Subject to such payments having been made by the Company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Redemption of Equity Shares

Subject to the buyback of shares as set out in the section titled “Company Acquisition of Equity Shares”, under the Companies Act, 2013 equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against / in favor of any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. There are no restrictions on the securities of the Company by any other class of securities or contracts.

Alteration of Shareholder Rights

Under the Indian Companies Act, 2013 and subject to the provisions of the memorandum or articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. However, if the variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be required. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate shares or voting rights of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) together with persons acting in concert with him, is 5% or more of the shares of the company, the acquirer together with such persons acting in concert are required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, together with persons acting in concert with him, who holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose the number of shares or voting rights held and change in shareholding or voting rights from the last disclosure made if it exceeds 2% of the total shareholding or voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed, within two working days of such acquisition of shares or voting rights or sale or receipt of intimation of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%.

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

The acquisition of shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. However, acquisition beyond 5 % but up to 10% of the voting rights in a target was permitted for the financial year of 2020-2021, if the acquisition was by a promoter pursuant to preferential issue of equity shares by the target company.

Where the public shareholding in the target company is reduced to a level below the limit specified in the Listing Regulations read with SEBI circular SEBI/HO/CFD/CMD/CIR/P/43/2018 dated February 22, 2018 (which superseded the SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015) on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Pursuant to amendments to the Takeover Code dated December 6, 2021, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer as well as at the time of making the detailed public statement in accordance with the provisions of the Takeover Code, provided that if the open offer is for an indirect acquisition, the declaration of the intent to so delist is required to be made initially only in the detailed public statement. Where the target company fails to get delisted pursuant to such delisting offer, but which results in the shareholding of the acquirer exceeding the maximum permissible non-public shareholding threshold, the acquirer can undertake a further attempt to delist the target company in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) during the period of 12 months from the date of completion of the open offer, subject to the acquirer continuing to exceed the maximum permissible non-public shareholding in the target company. Further, upon failure of the further delisting attempt, the acquirer shall ensure compliance of the minimum public shareholding requirement of the target company under the Securities Contract (Regulation) Rules, 1957 within a period of 12 months from the end of the aforesaid period. Subject to the above, if the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer, the acquirer will not be eligible to make a voluntary delisting offer under the Delisting Regulations, unless 12 months have elapsed from the date of the completion of offer period.

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

Pursuant to the Listing Regulations, we have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed and must report to the stock exchanges any disclosures made to the Company pursuant to the Takeover Code. Our Articles of Association do not contain a provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Maintenance of Minimum Public Shareholding as a Condition for Continuous Listing

The Securities Contracts (Regulation) Rules, 1957 were amended on June 4, 2010, to make it mandatory for all listed companies in India to have a minimum public shareholding of 25%. The term ‘public shareholding’ for these purposes means equity shares of the company held by the public and includes shares underlying depository receipts if (i) the holder of such depository receipts has the right to issue voting instruction and (ii) such depository receipts are listed on an international exchange in accordance with the Depository Receipt Scheme, 2014. Equity shares of a company held by a trust set up for implementing employee benefit schemes under the regulations framed by the SEBI is excluded from ‘public shareholding’.

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

As of March 31, 2022, our public shareholding was approximately at 86.56%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least ₹5,00,000. However, every company whose equity shares are listed on a recognized stock exchange and every company having not less than one thousand members shall provide to its members a facility to exercise their right to vote on resolutions proposed to be considered at a general meeting by electronic means. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act, 2013.

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

MATERIAL CONTRACTS

The Board, based on the recommendations of the Nomination and Remuneration Committee, at its meeting held on May 21, 2022, has approved the reappointment of Salil Parekh as Chief Executive Officer and Managing Director of the Company, commencing on July 1, 2022, and ending on March 31, 2027, and has approved the execution of a new employment agreement, subject to the approval of the shareholders at the 2022 AGM.

Mr. Parekh’s proposed new employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. The agreement also provides that Mr. Parekh and the Company will provide each other with 90 days’ notice prior to terminating the agreement for reasons other than Cause or Good Reason (each as defined in the agreement). Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment.

The Company has not entered into any material contracts, other than contracts with its CEO during the two years immediately preceding publication of this Form 20-F. The copies of such employment agreements were filed previously with our Annual Report on Form 20-F.

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

a.	the average of the 90 trading days’ volume weighted average price of the related equity shares quoted on the recognized stock exchange prior to the relevant date; or
b.	the average of the 10 trading days’ the volume weighted average prices of the related equity shares quoted on the recognized stock exchange prior to the relevant date.

Provided that if the Articles of Association of the issuer provide for a method of determination which results in a floor price higher than that determined as per the above, then the same shall be considered as the floor price for the aforesaid transfer of equity shares of a listed company.

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

[1].

Rule 2(k) of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time, define “equity instruments” to mean equity shares, convertible debentures, preference shares and share warrants issued by an Indian company. Explanation:(i) Equity shares issued in accordance with the provisions of the Indian Companies Act, 2013 shall include equity shares that have been partly paid. “Convertible debentures” means fully, compulsorily and mandatorily convertible debentures. “Preference shares” means fully, compulsorily and mandatorily convertible preference shares. Share Warrants are those issued by an Indian company in accordance with the regulations by the SEBI. Equity instruments can contain an optionality clause subject to a minimum lock-in period of one year or as prescribed for the specific sector, whichever is higher, but without any option or right to exit at an assured price. (ii) Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue or as may be specified by the RBI from time to time. Twenty- five per cent of the total consideration amount (including share premium, if any) shall be received upfront. (iii) In case of share warrants, at least twenty-five per cent of the consideration shall be received upfront and the balance amount within eighteen months of the issuance of share warrants.

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

p.	municipal bonds;
q.	commercial papers issued by an Indian company; and
r.	such other instruments specified by the SEBI from time to time.

Pursuant to the RBI Circular dated November 8, 2021, FPIs are now also permitted to acquire debt securities issued by Infrastructure Investment Trusts (InvITs) and Real Estate Investment Trusts (REITs) under the Medium-Term Framework (MTF) or the Voluntary Retention Route (VRR). Such investments shall be reckoned within the limits and shall be subject to the terms and conditions for investments by FPIs in debt securities under the respective regulations of MTF and VRR.

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

Section 9 of the Income Tax Act was amended vide Finance Act, 2017 so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012, but before the April 01, 2015. This amendment takes effect retrospectively from April 1, 2012, and will, accordingly, apply from assessment year 2012-13 and subsequent assessment years. Section 9 of the Income Tax Act has been further amended so as to clarify that explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014, made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). This amendment takes effect retrospectively from April 1, 2015, and will, accordingly, apply from assessment year 2015-16 and subsequent assessment years.

Further, Finance Act 2020, dated March 27, 2020, has modified the above proviso to explanation 5. After the amendments, below shall be applicable with effect from April 1, 2020, and will, accordingly, apply in relation to the assessment year 2020-21 and subsequent assessment years.

Explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in a FII as referred to in clause (a) of the explanation to section 115AD of the Income Tax Act for an assessment year commencing on or after the April 01, 2012, but before the April 01, 2015. Further, explanation 5 shall not apply to an asset or capital asset, which is held by a non-resident by way of investment, directly or indirectly, in Category-I or Category-II FPI under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 prior to their repeal, made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). Further, following proviso is also inserted vide Finance Act 2020, “Provided also that nothing contained in explanation 5 shall apply to an asset or a capital asset, which is held by a nonresident by way of investment, directly or indirectly, in Category-I foreign portfolio investor under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, made under the Securities and Exchange Board of India Act, 1992”.

ADSs Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Circulars dated October 10, 2019, November 28, 2019, October 01, 2020, and December 18, 2020, on framework for issue of Depositary Receipts.

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

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force effective October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. The circular issued on October 1, 2020, requires listed companies to appoint one of the Indian Depository as the "Designated Depository" for the purpose of monitoring of limits in respect of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of 'permissible jurisdiction', inter alia, to include the International Financial Services Centre in India.

Previously, under the DR Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework now prescribes certain additional requirements including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework as under the DR Circular sets out certain additional requirements for issuances of DRs. A permissible holder i.e., holder of DRs (including its beneficial owner) excludes an Indian and a non – resident Indian, which is over and above the requirements of the DR Scheme. However, in case of issue of DRs to NRIs pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, a bonus issue and a rights issue, an NRI will not be excluded as a 'permissible holder' of DRs.

The Company has complied with the provisions of the DR Circular effective October 10, 2019, including subsequent notifications issued by SEBI in this regard, as applicable to the Company.

A ‘permissible jurisdiction’ for the purpose of the SEBI Circular means jurisdictions as may be notified by the Central Government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019, in respect of sub-rule 1 of rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of 'permissible jurisdictions' has been subsequently notified by the Central Government vide a notification dated November 28, 2019. Accordingly, SEBI vide its circular dated November 28, 2019, notified the list of 'permissible jurisdictions' pursuant to the SEBI Circular.

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

The summary provided above is based on laws applicable as on March 31, 2022 and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income Tax Act including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, as amended (the “Scheme”).

The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

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

Residence. For purposes of the Income Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for a period or periods amounting to at least 182 days; or at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a previous year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India.

Finance Act 2020 has amended the residence rule to provide that in case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated at Not Ordinarily Resident (“NOR”) if his stay is India is less than 182 days. In this regard, Foreign source has been defined to include income which accrues or arises outside India, except income derived from a business controlled in or a profession set up in India and which is not deemed to accrue or arise in India. Further, this provision shall not apply to a person resident in India. Further, CBDT vide Circular 11/2020 dated May 8, 2020, and circular 02/2021 dated March 3, 2021, has provided relaxation and clarification on residency rules in light of the COVID-19 pandemic and resultant overstay.

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

A Company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income Tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (“PoEM”) (i.e., a Company would be considered a resident in India if its place of effective management in that year is in India). Thus, a foreign company will be resident in India, if its PoEM in that year is in India. The term “PoEM” has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated January 24, 2017, has come up with guiding principles to be followed to determine PoEM. Further, the CBDT has vide Notification No. 29/2018 dated June 22, 2018, specified the exceptions, modifications and adaptations to the provisions of the Income Tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax that shall apply to a foreign company having POEM in India. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

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

The Finance Act 2020 has replaced DDT with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income Tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to conditions specified under the Income Tax Act.

Section 115BBD provides that where the total income of an assessee, being an Indian company, includes any income by way of dividends declared, distributed, or paid by a specified foreign company, the income tax payable on such dividend income shall be at the rate of 15% as increased by the applicable surcharge and Heath & Education cess. Specified foreign company" means a foreign company in which the Indian company holds twenty-six per cent or more in nominal value of the equity share capital of the company. The Finance Act 2022 has removed section 115BBD and thereby states that provision of section 115BBD shall not be applicable to any assessment year beginning on or after April 1, 2023. As a result, with effect from April 1, 2022, any dividend received by Indian company from specified foreign company shall be chargeable to tax at statutory income tax rate applicable to such Indian company.

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

Taxation of Employee Stock Options. Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. This treatment extends to all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 2(42A), 45, 47(viia), 47(x), 49(2ABB), 115AC and 115ACA, of the Income Tax Act, in conjunction with the Scheme.

Effective April 1, 2001, the Finance Act, 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income Tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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
•

Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10% as increased by the applicable surcharge and Health and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, as increased by the applicable surcharge and Health and education cess;

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% as increased by the applicable surcharge and Health and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•

Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004, and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (“COA”) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of –

1.	The actual COA of such investments; and
2.	The lower of –
o	Fair Market Value (“FMV”) of such investments as on January 31, 2018; and
o	the Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e., the Sale Price.

With respect to assets listed as on January 31, 2018, the FMV would be the highest price quoted on the recognized stock exchange on January 31, 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding January 31, 2018, shall be considered to be the FMV; and

•

Any short-term capital gain is taxed at 15% as increased by the applicable surcharge and Health and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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

There is no corresponding provision under the Income Tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

The Finance Act, 2017 has also introduced section 56(2)(x) in the Income Tax Act to include that following shall be chargeable to Income tax as “Income from other sources”:

Where any person receives, in any previous year, from any person or persons on or after April 1, 2017, amongst others, any shares or securities without consideration, the fair market value of which exceeds fifty thousand rupees, the whole of the fair market value of such shares or securities or for a consideration which is less than the fair market value of the shares or securities by an amount exceeding fifty thousand rupees, the fair market value of such shares or securities as exceeds such consideration. For this purpose, the fair market value is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at:

•	a maximum rate of 40% as increased by the applicable surcharge and Health and education cess, in case of a foreign company, and
•	a maximum rate of 30% as increased by the applicable surcharge and Health and education cess, in case of resident employees, and non-resident individuals with taxable income over ₹1,000,000.

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

Buyback of Securities. Before July 5, 2019, Indian listed companies were not subject to any tax on the buyback of their shares. However, shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to a buyback. In the case of non-resident FPIs, section 196D (2) of the Income Tax Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs, Indian companies would be required to deduct tax at source (including applicable surcharge and Health and education cess) on any sum chargeable to tax under section 195(1) of the Income Tax Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and Health and education cess) shall be deducted at appropriate rates as per the Income Tax Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the buyback is through the recognized stock exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate.

On July 5, 2019, the Finance Act (No 2) 2019 extended the buy-back Tax to shares of listed company under section 115QA of the Income Tax Act.

A summary of Indian income tax implications on the buyback of listed equity shares on a recognized stock exchange in India, for which public announcement has been made after July 5, 2019, in accordance with the provisions of the SEBI, is set out below. All references to equity shares herein refer to listed equity shares unless stated otherwise.

Taxation for buyback of equity shares –

a)

Finance Act (No 2) 2019 with effect from July 5, 2019, has amended section 115QA of the Income Tax Act, thereby extending its scope to levy additional income tax on the buyback of shares by Indian listed companies. Further, Taxation Law (Amendment) Act 2019 provided that the tax on the buyback of shares would not apply to such buyback of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before July 5, 2019, in accordance with the provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992. Consequent to this change, all domestic companies are subject to tax on the buyback of shares at the rate of 23.296% (including surcharge of 12% and Health and Education cess of 4%).

b)	As a result of the above tax on the buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, is provided.
c)

The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are a tax resident is separate and independent from the statutory obligation of the Company for taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

Any Buyback undertaken on the NSE / BSE, is chargeable to the Securities Transaction Tax (“STT”). STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the recognised stock exchanges in India. Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange in India, (i) both the buyer and seller are required to pay a STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.

Taxation for American Depositary Shares (ADSs) Holders:  ADS holders with underlying equity shares, consequent to withdrawal of such equity shares may participate in a buyback by selling equity shares on Indian stock exchanges.

There can be no assurance that the Equity Shares offered by an ADS holder in a buyback will be accepted as such withdrawal of underlying equity shares is subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, the Income Tax Act, and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable and other applicable approvals from the Reserve Bank of India. ADS holders are advised to consult their legal, financial and tax advisors for advice prior to participating in a buyback, including advice related to any related regulatory approvals and tax issues.

A.	The following is the brief summary of income tax implications on withdrawal and re-deposit of Equity Shares:

i)	While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.
ii)

The shares which would not be accepted by the Company in a buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e., whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or vice versa. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

B.	Income tax implications in respect of sale of equity shares received upon withdrawal on account of buyback i.e. pursuant to conversion of ADS into equity shares:

i)

Finance Act (No 2) 2019 with effect from July 5, 2019, has amended section 115QA of the Income Tax Act, 1961 thereby extending its scope to levy additional income tax on buyback of shares by Indian listed company in respect of which public announcement has been made after July 5, 2019, in accordance with the provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992). Consequent to this change, all domestic companies are subject to tax on the buyback of shares at the rate of 23.296% (including surcharge of 12% and Health and Education cess of 4%).

ii)	As a result of above tax on buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, is provided.
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

As per the Finance Act 2019, stamp duty is chargeable on the transfer of shares in dematerialized form. The rate in such case shall be 0.015% of the total market value of the shares, as defined under the framework, in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis. This provision is applicable from July 1, 2020.

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

Material U.S. Federal Income and Estate Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs (including pursuant to buyback of equity shares by the company (a “buyback”)) and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are individuals who are citizens or residents of the United States; corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof (or the District of Columbia); estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

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

EACH PROSPECTIVE PARTICIPANT IN A COMPANY BUYBACK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

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

Tax Treatment of a Buyback. An exchange of equity shares for cash by a U.S. holder pursuant to a buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the equity shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of equity shares for cash if the exchange:

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or
•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of equity shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account equity hares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any equity shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, a buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Distribution: If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of equity shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of a buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares and thereafter as capital gain.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2022. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF EQUITY SHARES OR ADSs AND PARTICIPATION IN A COMPANY BUYBACK OF EQUITY SHARES. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE RELEVANT TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN A BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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
v.	an annual fee not in excess of U.S.$0.02 per ADS for the operation and maintenance costs in administering the ADSs; and
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

Fees and other payments made by the depositary

During fiscal 2022, expenses aggregating approximately $154,984 were incurred by the Depositary in relation to our ADS program, including approximately:

•

$143,008 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

•	$11,976 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2022, the Depositary has made payments to Infosys totaling to approximately $7.9 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2022. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2022.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended
March 31, 2022, of the Group and our report dated June 17, 2022, expressed an unqualified opinion on those consolidated financial statements.

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

June 17, 2022

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2022 and 2021:

	(Dollars in millions)
Type of Service	Fiscal 2022	Fiscal 2021	Description of Services
(a) Audit Fees	2.4	2.3	Audit and review of financial statements
(b) Tax Fees	0.4	0.2	Tax returns, filing and advisory services
(c) All Other Fees	0.1	0.1	Other advisory services
Total	2.9	2.6

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The shareholders approved the proposal of the buyback of equity shares in the Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at an average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Following is the summary of the buyback:

Period	(a)Total number of shares purchased	(b)Average price paid per share (in INR)	(c)Total number of shares purchased as part of publicly announced buyback	(d)Maximum number of shares that may yet to be purchased under the buyback
June 25, 2021 to June 30, 2021	4,390,000	1,571.54	4,390,000	NA
July 1, 2021 to July 30, 2021	18,443,000	1,579.31	18,443,000	NA
August 2, 2021 to August 31, 2021	30,181,465	1,698.39	30,181,465	NA
September 1, 2021 to September 6, 2021	2,792,872	1,687.84	2,792,872	NA
Total	55,807,337	1,648.53*	55,807,337	—

* Represents price for the period between June 25, 2021 to September 6, 2021.

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2022, the Board had eight members, one of who is an executive director, a non-executive and non-independent Chairman and six independent directors.

2.

The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.

3.

The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two women independent directors as on March 31, 2022.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2022, consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 17, 2022	D. Sundaram Chairperson and Audit Committee Financial Expert	Bobby Parikh Member, Audit Committee	Michael Gibbs Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2022, March 31, 2021, and March 31, 2020.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 17, 2022	Nilanjan Roy Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2022, and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2022, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

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

•	We selected a sample of fixed price contracts with customers measured using the percentage-of-completion method and performed the following:

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

June 17, 2022

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	2.1	2,305	3,380
Current investments	2.2	880	320
Trade receivables		2,995	2,639
Unbilled revenues	2.12	1,526	1,030
Prepayments and other current assets	2.4	1,133	912
Income tax assets	2.18	7	—
Derivative financial instruments	2.3	19	26
Total current assets		8,865	8,307
Non-current assets
Property, plant and equipment	2.7	1,793	1,863
Right of use assets	2.8	636	656
Goodwill	2.9	817	832
Intangible assets	2.9	225	283
Non-current investments	2.2	1,801	1,623
Unbilled revenues	2.12	124	81
Deferred income tax assets	2.18	160	150
Income tax assets	2.18	805	795
Other non-current assets	2.4	329	235
Total non-current assets		6,690	6,518
Total assets		15,555	14,825
LIABILITIES AND EQUITY
Current liabilities
Trade payables		545	362
Lease liabilities	2.8	115	101
Derivative financial instruments	2.3	8	8
Current income tax liabilities	2.18	344	294
Unearned revenues		834	554
Employee benefit obligations		288	276
Provisions	2.6	129	97
Other current liabilities	2.5	2,170	1,572
Total current liabilities		4,433	3,264
Non-current liabilities
Lease liabilities	2.8	607	627
Deferred income tax liabilities	2.18	153	120
Employee benefit obligations		12	13
Other non-current liabilities	2.5	356	299
Total liabilities		5,561	4,323
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,193,012,929 (4,245,146,114) equity shares fully paid up, net of 13,725,712, (15,514,732) treasury shares each as at March 31, 2022 (March 31, 2021), respectively		328	332
Share premium		337	359
Retained earnings		11,672	12,087
Cash flow hedge reserve		1	2
Other reserves		1,170	908
Capital redemption reserve		21	17
Other components of equity		(3,588)	(3,263)
Total equity attributable to equity holders of the company		9,941	10,442
Non-controlling interests		53	60
Total equity		9,994	10,502
Total liabilities and equity		15,555	14,825
Commitments and contingent liabilities	2.6, 2.7, 2.18 and 2.22

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2022	2021	2020
Revenues	2.11	16,311	13,561	12,780
Cost of sales		10,996	8,828	8,552
Gross profit		5,315	4,733	4,228
Operating expenses:
Selling and marketing expenses		692	624	664
Administrative expenses		868	784	840
Total operating expenses		1,560	1,408	1,504
Operating profit		3,755	3,325	2,724
Other income, net	2.16	308	297	395
Finance cost		27	26	24
Profit before income taxes		4,036	3,596	3,095
Income tax expense	2.18	1,068	973	757
Net profit		2,968	2,623	2,338
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability / asset, net		(11)	17	(24)
Equity instruments through other comprehensive income, net	2.2 and 2.18	12	16	(5)
		1	33	(29)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	(6)	(14)	3
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	(1)	4	(5)
Foreign currency translation		(320)	333	(720)
		(327)	323	(722)
Total other comprehensive income/(loss), net of tax		(326)	356	(751)
Total comprehensive income		2,642	2,979	1,587
Profit attributable to:
Owners of the company		2,963	2,613	2,331
Non-controlling interests		5	10	7
		2,968	2,623	2,338
Total comprehensive income attributable to:
Owners of the company		2,637	2,968	1,582
Non-controlling interests		5	11	5
		2,642	2,979	1,587
Earnings per equity share
Basic (in $ per share)		0.70	0.62	0.55
Diluted (in $ per share)		0.70	0.61	0.55
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,209,546,724	4,242,416,665	4,257,754,522
Diluted (in shares)		4,218,525,134	4,250,732,467	4,265,144,228

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 (Refer to Note 2.8)*	—	—	—	(6)	—	—	—	—	(6)	—	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the year ended March 31, 2020
Net Profit	—	—	—	2,331	—	—	—	—	2,331	7	2,338
Re-measurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(24)	(24)	—	(24)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	3	3	—	3
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(718)	(718)	(2)	(720)
Total comprehensive income for the period	—	—	—	2,331	—	—	(5)	(744)	1,582	5	1,587
Shares issued on exercise of employee stock options (Refer to Note 2.17)	2,666,014	—	1	—	—	—	—	—	1	—	1
Buyback of equity shares (Refer to Note 2.15)	(97,867,266)	(7)	—	(895)	—	—	—	—	(902)	—	(902)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(7)	—	7	—	—	—	—	—
Non-controlling interests on acquisition of subsidiary (Refer to Note 2.10)	—	—	—	—	—	—	—	—	—	46	46
Transfer to other reserves	—	—	—	(361)	361	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	151	(151)	—	—	—	—	—	—
Effect of modification of equity settled share-based payment awards to cash settled awards (Refer to Note 2.17)	—	—	(7)	(1)	—	—	—	—	(8)	—	(8)
Financial liability under option arrangements (Refer to Note 2.5)	—	—	—	(86)	—	—	—	—	(86)	—	(86)
Employee stock compensation expense (Refer to Note 2.17)	—	—	33	—	—	—	—	—	33	—	33
Income tax benefit arising on exercise of stock options	—	—	1	—	—	—	—	—	1	—	1
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends (including corporate dividend tax)(1)	—	—	—	(1,359)	—	—	—	—	(1,359)	—	(1,359)
Balance as of March 31, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701
Changes in equity for the year ended March 31, 2021
Net profit	—	—	—	2,613	—	—	—	—	2,613	10	2,623
Re-measurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	17	17	—	17
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	16	16	—	16

Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	4	—	4	—	4
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	332	332	1	333
Total comprehensive income for the period	—	—	—	2,613	—	—	4	351	2,968	11	2,979
Shares issued on exercise of employee stock options (Refer to Note 2.17)	4,392,904	—	2	—	—	—	—	—	2	—	2
Effect of modification of share-based payment awards (Refer to Note 2.17)	—	—	12	—	—	—	—	—	12	—	12
Transfer to other reserves	—	—	—	(455)	455	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	141	(141)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	34	—	—	—	—	—	34	—	34
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6	—	6
Payment towards acquisition of minority interest	—	—	—	(4)	—	—	—	—	(4)	(3)	(7)
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends (1)	—	—	—	(1,222)	—	—	—	—	(1,222)	—	(1,222)
Balance as of March 31, 2021	4,245,146,114	332	359	12,087	908	17	2	(3,263)	10,442	60	10,502
Changes in equity for the year ended March 31, 2022
Net profit	—	—	—	2,963	—	—	—	—	2,963	5	2,968
Re-measurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	12	12	—	12
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(6)	(6)	—	(6)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(320)	(320)	—	(320)
Total comprehensive income for the period	—	—	—	2,963	—	—	(1)	(325)	2,637	5	2,642
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,674,152	—	2	—	—	—	—	—	2	—	2
Buyback of equity shares (Refer to Note 2.15)**	(55,807,337)	(4)	(86)	(1,409)	—	—	—	—	(1,499)	—	(1,499)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(4)	—	—	—	—	(4)	—	(4)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(4)	—	4	—	—	—	—	—
Transfer to other reserves	—	—	—	(408)	408	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	146	(146)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	52	—	—	—	—	—	52	—	52
Income tax benefit arising on exercise of stock options	—	—	10	—	—	—	—	—	10	—	10
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(12)	(12)
Dividends (1)	—	—	—	(1,699)	—	—	—	—	(1,699)	—	(1,699)
Balance as of March 31, 2022	4,193,012,929	328	337	11,672	1,170	21	1	(3,588)	9,941	53	9,994

*	net of taxes
**	including tax on buyback of $256 million

(1)	net of treasury shares
(2)	excludes treasury shares of 13,725,712 as of March 31, 2022, 15,514,732 as of March 31, 2021, and 18,239,356 as of March 31, 2020, and 20,324,982 as of April 1, 2019, held by consolidated trust.

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

(Dollars in millions)
For the years ended March 31,	Note	2022	2021	2020
Operating activities:
Net profit		2,968	2,623	2,338
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	466	441	407
Interest and dividend income		(108)	(77)	(68)
Finance cost		27	26	24
Income tax expense	2.18	1,068	973	757
Effect of exchange rate changes on assets and liabilities		15	(8)	27
Impairment loss under expected credit loss model		23	25	23
Stock compensation expense		56	45	34
Other adjustments		8	(13)	(20)
Changes in working capital
Trade receivables and unbilled revenues		(1,064)	(248)	(542)
Prepayments and other assets		(225)	(90)	70
Trade payables		200	(33)	(52)
Unearned revenues		299	138	19
Other liabilities and provisions		632	319	233
Cash generated from operations		4,365	4,121	3,250
Income taxes paid	2.18	(1,020)	(863)	(639)
Net cash provided by operating activities		3,345	3,258	2,611
Investing activities:
Expenditure on property, plant and equipment and intangibles		(290)	(285)	(465)
Deposits placed with corporation		(121)	(97)	(96)
Redemption of deposits placed with corporations		101	69	81
Interest and dividend received		109	70	52
Payment for acquisition of business, net of cash acquired	2.10	—	(165)	(252)
Payment of contingent consideration pertaining to acquisition of business		(7)	(21)	(1)
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(7,240)	(4,753)	(4,897)
Certificates of deposit		(560)	—	(156)
Quoted debt securities		(786)	(1,555)	(363)
Equity and preference securities		—	—	(6)
Other investments		(3)	(3)	(4)
Proceeds on sale of Investments
Quoted debt securities		494	534	512
Equity and preference securities		—	10	4
Certificates of deposit		105	154	360
Commercial papers		—	—	72
Liquid mutual fund units and fixed maturity plan securities		7,186	4,909	4,873
Other investments		1	3	—
Escrow and other deposits pertaining to Buyback		(57)	—	—
Redemption of escrow and other deposits pertaining to Buyback		57	—	37
Other payments		(3)	(6)	—
Other receipts		9	7	7
Net cash (used)/ generated in investing activities		(1,005)	(1,129)	(242)
Financing activities:
Payment of lease liabilities		(125)	(94)	(80)
Payment of dividends (including corporate dividend tax wherever applicable)		(1,703)	(1,226)	(1,359)
Payment of dividends to non-controlling interests of subsidiary		(11)	(3)	(5)
Shares issued on exercise of employee stock options		2	2	1
Payment towards purchase of non-controlling interest		—	(7)	—
Other payments		(17)	—	—
Other receipts		32	11	—
Buyback of equity shares including transaction costs and tax on buyback		(1,503)	—	(1,070)
Net cash used in financing activities		(3,325)	(1,317)	(2,513)
Net increase/(decrease) in cash and cash equivalents		(985)	812	(144)
Effect of exchange rate changes on cash and cash equivalents		(90)	103	(220)
Cash and cash equivalents at the beginning	2.1	3,380	2,465	2,829
Cash and cash equivalents at the end	2.1	2,305	3,380	2,465
Supplementary information:
Restricted cash balance	2.1	62	69	52

The accompanying notes form an integral part of the consolidated financial statements

Overview and Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited (the “Company” or “Infosys”) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on June 17, 2022.

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

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the COVID-19 pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Group has, at the date of approval of these consolidated financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expect that the carrying amount of these assets will be recovered. The impact of the COVID-19 pandemic on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

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

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment:Proceeds before Intended Use

Amendments to IAS 37 Onerous Contracts:Cost of Fulfilling a Contract

Amendments to IAS 8, Accounting Policies, Changes in

Accounting, Estimates and Errors:Definition of Accounting Estimates

Amendments to IAS 1, Presentation of Financial Statements:Disclosure of Accounting Policies

Amendments to IAS 12, Income taxes	:Deferred tax related to Assets and Liabilities

arising from a single transaction

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

Amendments to IAS 37

On May 14, 2020, IASB has issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) which specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and the impact is not expected to be material.

Amendments to IAS 8

On February 12, 2021, IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7, 2021, IASB has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Cash and bank deposits	1,840	2,745
Deposits with financial institutions	465	635
	2,305	3,380

Cash and cash equivalents as of March 31, 2022, and March 31, 2021, include restricted cash and bank balances of $62 million and $69 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Current investments
Amortized cost:
Quoted debt securities
Cost	29	—
Fair value through profit and loss:
Liquid mutual funds
Fair value	266	205
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	133	115
Certificates of deposit
Fair value	452	—
	880	320
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	251	294
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	1,501	1,293
Unquoted equity and preference securities
Fair value	26	23
Fair value through profit and loss:
Unquoted Compulsorily convertible debentures
Fair value	1	1
Unquoted Preference securities
Fair value	3	2
Others:
Fair value	19	10
	1,801	1,623
Total Investments	2,681	1,943
Investment carried at amortized cost	280	294
Investments carried at fair value through other comprehensive income	2,112	1,431
Investments carried at fair value through profit and loss	289	218

Note:	Uncalled capital commitments outstanding as of March 31, 2022, and March 31, 2021, was $4 million and $6 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2022
	Gross	Tax	Net
Quoted debt securities	(9)	3	(6)
Unquoted equity and preference securities	15	(3)	12

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2021
	Gross	Tax	Net
Quoted debt securities	(17)	3	(14)
Unquoted equity and preference securities	19	(3)	16

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2020
	Gross	Tax	Net
Quoted debt securities	4	—	4
Certificate of deposits	(1)	—	(1)
Unquoted equity and preference securities	(4)	(1)	(5)

Method of fair valuation:

(Dollars in millions)
		Fair value
		As at March 31
Class of investment	Method	2022	2021
Liquid mutual funds- carried at fair value through profit or loss	Quoted price	266	205
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	323	347
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,634	1,408
Certificate of deposits	Market observable inputs	452	—
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	26	23
Unquoted equity and preference securities- carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	3	2
Unquoted compulsorily convertible debentures- carried at fair value through profit or loss	Discounted cash flows method	1	1
Others	Discounted cash flows method, Market multiples method, Option pricing model	19	10
		2,724	1,996

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

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

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, carried at fair value through profit or loss.

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

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to the net profit in the consolidated statement of comprehensive income.

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

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2022 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,305	—	—	—	—	2,305	2,305
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	266	—	—	266	266
Quoted debt securities	280	—	—	—	1,634	1,914	1,957(1)
Certificates of deposit	—	—	—	—	452	452	452
Unquoted equity and preference securities	—	—	3	26	—	29	29
Unquoted Compulsorily convertible debentures	—	—	1	—	—	1	1
Unquoted investments others	—	—	19	—	—	19	19
Trade receivables	2,995	—	—	—	—	2,995	2,995
Unbilled revenues (Refer to Note 2.12) (3)	838	—	—	—	—	838	838
Prepayments and other assets (Refer to Note 2.4)	526	—	—	—	—	526	514(2)
Derivative financial instruments	—	—	16	—	3	19	19
Total	6,944	—	305	26	2,089	9,364	9,395
Liabilities:
Trade payables	545	—	—	—	—	545	545
Lease liabilities	722	—	—	—	—	722	722
Derivative financial instruments	—	—	8	—	—	8	8
Financial liability under option arrangements (Refer to Note 2.5)	—	—	86	—	—	86	86
Other liabilities including contingent consideration (Refer to Note 2.5)	1,989	—	16	—	—	2,005	2,005
Total	3,256	—	110	—	—	3,366	3,366

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2021, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,380	—	—	—	—	3,380	3,380
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	205	—	—	205	205
Quoted debt securities	294	—	—	—	1,408	1,702	1,755(1)
Unquoted equity and preference securities	—	—	2	23	—	25	25
Unquoted Compulsorily convertible debentures	—	—	1	—	—	1	1
Unquoted investments others	—	—	10	—	—	10	10
Trade receivables	2,639	—	—	—	—	2,639	2,639
Unbilled revenues (Refer to Note 2.12) (3)	489	—	—	—	—	489	489
Prepayments and other assets (Refer to Note 2.4)	544	—	—	—	—	544	531(2)
Derivative financial instruments	—	—	23	—	3	26	26
Total	7,346	—	241	23	1,411	9,021	9,061
Liabilities:
Trade payables	362	—	—	—	—	362	362
Lease liabilities	728	—	—	—	—	728	728
Derivative financial instruments	—	—	8	—	—	8	8
Financial liability under option arrangements (Refer to Note 2.5)	—	—	95	—	—	95	95
Other liabilities including contingent consideration (Refer to Note 2.5)	1,351	—	22	—	—	1,373	1,373
Total	2,441	—	125	—	—	2,566	2,566

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $13 million
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2022:

(Dollars in millions)
	As of March 31, 2022	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	266	266	—	—
Investments in quoted debt securities (Refer to Note 2.2)	1,957	1,721	236	—
Investments in certificates of deposit (Refer to Note 2.2)	452	—	452	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	29	—	—	29
Investments in unquoted compulsorily convertible debentures (Refer to Note 2.2)	1	—	—	1
Investment in unquoted investments others (Refer to Note 2.2)	19	—	—	19
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	19	—	19	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	8	—	8	—
Financial liability under option arrangements (Refer to Note 2.5)	86	—	—	86
Liability towards contingent consideration (Refer to Note 2.5)*	16	—	—	16

*	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During fiscal 2022, quoted debt securities of $127 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $76 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

Fair value hierarchy of assets and liabilities as of March 31, 2021:

(Dollars in millions)
	As of March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	205	205	—	—
Investments in quoted debt securities (Refer to Note 2.2)	1,755	1,556	199	—
Investments in unquoted equity and preference securities (Refer to Note 2.2)	25	—	—	25
Investments in unquoted compulsorily convertible debentures (Refer to Note 2.2)	1	—	—	1
Investment in unquoted investments others (Refer to Note 2.2)	10	—	—	10
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	26	—	26	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	8	—	8	—
Financial liability under option arrangements (Refer to Note 2.5)	95	—	—	95
Liability towards contingent consideration (Refer to Note 2.5)*	22	—	—	22

*	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During fiscal 2021, quoted debt securities of $161 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs and quoted debt securities of $14 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Interest income on financial assets carried at amortized cost	135	161	181
Interest income on financial assets fair valued through other comprehensive income	86	55	46
Dividend income on investments carried at fair value through profit or loss	—	1	—
Gain / (loss) on investments carried at fair value through profit or loss	24	10	26
Gain / (loss) on investments carried at fair value through other comprehensive income	—	11	6
	245	238	259

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

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2022:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,404	657	199	178	279	3,717
Net financial liabilities	(1,214)	(417)	(88)	(129)	(238)	(2,086)
Total	1,190	240	111	49	41	1,631

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2021:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,140	466	181	167	232	3,186
Net financial liabilities	(957)	(352)	(85)	(110)	(187)	(1,691)
Total	1,183	114	96	57	45	1,495

For the years ended March 31, 2022, 2021 and 2020, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.46%, 0.47% and 0.45%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2022		March 31, 2021
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges

Forward contracts
In Euro	8	9	—	—

Option Contracts
In Australian dollars	185	139	92	70
In Euro	280	311	165	194
In United Kingdom Pound Sterling	32	42	35	48
Other derivatives
Forward contracts
In Brazilian Real	6	1	—	—
In Canadian dollars	34	27	33	26
In Chinese Yuan	38	6	105	16
In Czech Koruna	296	14	313	14
In Euro	297	330	171	201
In New Zealand dollars	20	14	16	11
In Norwegian Krone	80	9	25	3
In Philippine Peso	—	—	800	16
In Romanian Leu	—	—	10	2
In Singapore dollars	252	180	241	194
In Swiss Franc	15	17	27	29
In U.S. Dollars	1,166	1,166	1,139	1,139
In United Kingdom Pound Sterling	65	86	28	39
In South African rand	45	3	—	—
Option contracts
In Euro	81	90	65	76
In U.S. Dollars	677	677	404	404
		3,121		2,482

The Group recognized a net gain of $22 million, net gain of $84 million and net loss of $57 million on derivative financial instruments not designated as cash flow hedges for fiscal 2022, 2021 and 2020, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Not later than one month	823	842
Later than one month and not later than three months	1,642	1,104
Later than three months and not later than one year	656	536
	3,121	2,482

During fiscal 2022, 2021 and 2020, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2022, are expected to occur and reclassified to statement of comprehensive income within three months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2022	Year ended March 31, 2021
Gain / (Loss)
Balance at the beginning of the period	2	(2)
Gain / (Loss) recognized in other comprehensive income during the period	14	(16)
Amount reclassified to profit or loss during the period	(15)	21
Tax impact on above	—	(1)
Balance at the end of the period	1	2

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2022		March 31, 2021
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	24	(13)	28	(10)
Amount set off	(5)	5	(2)	2
Net amount presented in balance sheet	19	(8)	26	(8)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,995 million and $2,639 million as of March 31, 2022, and March 31, 2021, respectively and unbilled revenue amounting to $1,650 million and $1,111 million as of March 31, 2022, and March 31, 2021, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

	(In %)
	Year ended March 31,
	2022	2021	2020
Revenue from top five customers	11.4	11.0	11.6
Revenue from top ten customers	19.3	18.1	19.2

Credit risk exposure

Trade receivables ageing schedule for fiscal 2022 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,295	734	31	10	9	4	3,083
Less: Allowance for credit loss							88
Total Trade receivables							2,995

Trade receivables ageing schedule for fiscal 2021 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,147	542	18	10	2	5	2,724
Less: Allowance for credit loss							85
Total Trade receivables							2,639

The allowance for lifetime expected credit loss on customer balances was $19 million, $25 million and $23 million for fiscal 2022, 2021 and 2020, respectively.

Movement in credit loss allowance

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Balance at the beginning	103	93	91
Translation differences	(1)	2	(7)
Impairment loss recognized / (reversed), net	19	25	23
Amounts written off	(8)	(17)	(14)
Balance at the end	113	103	93

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Trade receivables	2,995	2,639
Unbilled revenues	1,650	1,111

Days Sales Outstanding (DSO) as of March 31, 2022, and March 31, 2021, was 67 days and 71 days, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of these consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and investments and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2022, the Group had a working capital of $4,432 million including cash and cash equivalents of $2,305 million and current investments of $880 million. As of March 31, 2021, the Group had a working capital of $5,043 million including cash and cash equivalents of $3,380 million and current investments of $320 million.

As at March 31, 2022, and March 31, 2021, the outstanding employee benefit obligations were $300 million and $289 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2022:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	545	—	—	—	545
Financial liability under option arrangements (Refer to Note 2.5)	—	9	11	66	86
Other financial liabilities (excluding liabilities towards contingent consideration) on an undiscounted basis (Refer to Note 2.5)	1,787	144	60	1	1,992
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	9	3	5	—	17

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2021:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	362	—	—	—	362
Financial liability under option arrangements (Refer to Note 2.5)	—	84	11	—	95
Other financial liabilities (excluding liabilities towards contingent consideration) (Refer to Note 2.5)	1,264	56	27	4	1,351
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	10	10	5	—	25

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Current
Rental deposits	8	4
Security deposits	1	1
Loans to employees	33	22
Prepaid expenses (1)	263	159
Interest accrued and not due	48	85
Withholding taxes and others (1)	256	286
Advance payments to vendors for supply of goods (1)	25	19
Deposit with corporation	287	276
Deferred contract cost (1)(#)
Cost of obtaining a contract	113	7
Cost of fulfillment	12	2
Net investment in sublease of right of use asset (Refer to Note 2.8)	6	5
Other non-financial assets (1)	43	—
Other financial assets	38	46
Total Current prepayment and other assets	1,133	912
Non-current
Loans to employees	5	4
Security deposits	6	7
Deposit with corporation	4	6
Defined benefit plan assets (Refer to Note 2.14) (1)	3	3
Prepaid expenses (1)	13	11
Deferred contract cost (1)(#)
Cost of obtaining a contract	78	16
Cost of fulfillment	41	4
Withholding taxes and others (1)	89	96
Net investment in sublease of right of use asset (Refer to Note 2.8)	43	48
Rental deposits	24	30
Other financial assets	23	10
Total Non- current prepayment and other assets	329	235
Total prepayment and other assets	1,462	1,147
Financial assets in prepayments and other assets	526	544

(1)	Non-financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

# Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further, as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for $118 million which has been considered as financial liability. This includes $112 million settled during the year directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction (Refer to note 2.5)

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Current
Accrued compensation to employees	536	550
Accrued defined benefit plan liability (Refer to Note 2.14) (1)	1	1
Accrued expenses	986	612
Withholding taxes and others (1)	374	297
Retention money	2	2
Liabilities of controlled trusts	28	27
Deferred income- government grants(1)	1	—
Liability towards contingent consideration	9	10
Capital creditors	57	51
Other non-financial liabilities (1)	—	1
Other financial liabilities#	176	21
Total Current other liabilities	2,170	1,572
Non-current
Liability towards contingent consideration (Refer to Note 2.10)	7	12
Accrued compensation to employees	1	—
Accrued expenses	125	78
Accrued defined benefit liability (Refer to Note 2.14) (1)	49	44
Deferred income - government grants (1)	8	8
Deferred income (1)	1	2
Financial liability under option arrangements (Refer to Note 2.10)	86	95
Withholding taxes and others (1)	—	50
Other non-financial liabilities(1)	1	—
Other financial liabilities#	78	10
Total Non-current other liabilities	356	299
Total other liabilities	2,526	1,871
Financial liabilities included in other liabilities	2,091	1,468
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	17	25

(1)	Non-financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of software.

# Deferred contract cost in note 2.4 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further, as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for $118 million which has been considered as financial liability. This includes $112 million settled during the year directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction.

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

The Group provides its clients with a fixed-period post-sales support for its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

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

Provisions comprise the following:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Provision for post sales client support and other provisions	129	97
	129	97

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support is as follows:

(Dollars in millions)
Year ended March 31,
2022
Balance at the beginning	97
Translation differences	—
Provision recognized / (reversed)	50
Provision utilized	(24)
Balance at the end	123

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2022, and March 31, 2021, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18) amounted to $84 million (₹640 crore) and $82 million (₹599 crore), respectively.

2.7 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	22 - 25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term
(1)	Includes solar plant with a useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the net profit in the statement of comprehensive income.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2022:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2021	191	1,445	679	1,045	416	6	3,782
Additions	4	81	47	206	26	—	364
Deletions*	—	—	(50)	(90)	(7)	—	(147)
Translation difference	(7)	(45)	(23)	(36)	(12)	—	(123)
Gross carrying value as of March 31, 2022	188	1,481	653	1,125	423	6	3,876
Accumulated depreciation as of April 1, 2021	—	(503)	(492)	(771)	(294)	(4)	(2,064)
Depreciation	—	(56)	(57)	(141)	(45)	(1)	(300)
Accumulated depreciation on deletions*	—	—	47	90	6	—	143
Translation difference	—	18	18	26	9	—	71
Accumulated depreciation as of March 31, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Capital work-in-progress as of March 31, 2022							67
Carrying value as of March 31, 2022	188	940	169	329	99	1	1,793
Capital work-in-progress as of April 1, 2021							145
Carrying value as of April 1, 2021	191	942	187	274	122	2	1,863

*During the year ended March 31, 2022, certain assets which were old and not in use having gross book value of $43 million (net book value: Nil), were retired

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

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipments aggregating to $164 million and $100 million as of March 31, 2022, and March 31, 2021, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

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

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

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

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019, using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application.

On transition, the adoption of the new standard resulted in recognition of ROU asset of $420 million, 'Net investment in sublease of ROU assets of $62 million and lease liabilities of $520 million. The cumulative effect of applying the standard, amounting to $6 million was debited to retained earnings, net of taxes.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2021	86	545	3	22	656
Additions*	—	60	—	63	123
Deletions	—	(11)	—	(6)	(17)
Depreciation	(1)	(88)	(1)	(15)	(105)
Translation difference	(2)	(17)	—	(2)	(21)
Balance as of March 31, 2022	83	489	2	62	636

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2020	83	461	2	5	551
Additions*	1	168	1	19	189
Deletions	—	(20)	—	—	(20)
Depreciation	(1)	(80)	(1)	(4)	(86)
Translation difference	3	16	1	2	22
Balance as of March 31, 2021	86	545	3	22	656

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2019	—	419	1	—	420
Reclassified on account of adoption of IFRS 16	92	—	—	—	92
Additions*	—	148	—	7	155
Additions through business combination (Refer to Note 2.10)	—	26	2	—	28
Deletions	—	(18)	—	—	(18)
Depreciation	(1)	(75)	(1)	(1)	(78)
Translation difference	(8)	(39)	—	(1)	(48)
Balance as of March 31, 2020	83	461	2	5	551

*	Net of adjustments on account of lease incentives

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Current lease liabilities	115	101
Non-current lease liabilities	607	627
Total	722	728

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Balance at the beginning	728	612	520
Additions	125	204	172
Additions through business combination (Refer to Note 2.10)	—	—	32
Finance cost accrued during the period	24	24	24
Deletions	(18)	(23)	(20)
Payment of lease liabilities	(128)	(111)	(90)
Translation difference	(9)	22	(26)
Balance at the end	722	728	612

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Less than one year	131	119
One to five years	430	412
More than five years	262	306
Total	823	837

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $8 million, $11 million and $13 million for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

The following is the movement in the net-investment in sublease of ROU asset:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Balance at the beginning	53	58	62
Additions	1	—	—
Interest income accrued during the period	2	2	2
Lease receipts	(7)	(7)	(6)
Balance at the end	49	53	58

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Less than one year	7	7
One to five years	31	30
More than five years	17	25
Total	55	62

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

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Carrying value at the beginning	832	699
Goodwill on acquisitions during the year (Refer to Note 2.10)	—	102
Translation differences	(15)	31
Carrying value at the end	817	832

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2022, and March 31, 2021:

(Dollars in millions)
	As of
Segments	March 31, 2022	March 31, 2021
Financial services	180	186
Retail	108	109
Communication	82	82
Energy, utilities, Resources and Services	141	143
Manufacturing	66	67
	577	587
Operating segments without significant goodwill	123	127
Total	700	714

The goodwill pertaining to Panaya is tested for impairment at the entity level as at March 31, 2022, and March 31, 2021, amounting to $117 million and $118 million, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2022	March 31, 2021
Long term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	12.0	11.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2022, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.9.2 Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

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

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2022:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2021	282	112	40	91	525
Additions during the period	—	11	—	—	11
Translation differences	(8)	(2)	—	(1)	(11)
Gross carrying value as of March 31, 2022	274	121	40	90	525
Accumulated amortization as of April 1, 2021	(139)	(67)	(14)	(22)	(242)
Amortization expense	(32)	(9)	(5)	(16)	(62)
Translation differences	2	1	—	1	4
Accumulated amortization as of March 31, 2022	(169)	(75)	(19)	(37)	(300)
Carrying value as of March 31, 2022	105	46	21	53	225
Carrying value as of April 1, 2021	143	45	26	69	283
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-12	1-7	1-8	1-6

*	Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2021:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2020	248	92	32	54	426
Additions during the period	—	14	—	—	14
Acquisition through business combination (Refer to Note 2.10)	24	4	8	36	72
Translation differences	10	2	—	1	13
Gross carrying value as of March 31, 2021	282	112	40	91	525
Accumulated amortization as of April 1, 2020	(100)	(59)	(9)	(7)	(175)
Amortization expense	(37)	(7)	(5)	(14)	(63)
Translation differences	(2)	(1)	—	(1)	(4)
Accumulated amortization as of March 31, 2021	(139)	(67)	(14)	(22)	(242)
Carrying value as of March 31, 2021	143	45	26	69	283
Carrying value as of April 1, 2020	148	33	23	47	251
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	1-9	1-7

*	Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2020:

				(Dollars in millions)
	Customer related	Software related	Land use rights related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2019	136	64	10	14	12	236
Additions during the period	—	13	—	—	—	13
Acquisition through business combination (Refer to Note 2.10)	116	16	—	18	43	193
Reclassified on account of adoption of IFRS 16	—	—	(10)	—	—	(10)
Translation differences	(4)	(1)	—	—	(1)	(6)
Gross carrying value as of March 31, 2020	248	92	—	32	54	426
Accumulated amortization as of April 1, 2019	(81)	(44)	(1)	(6)	(4)	(136)
Amortization expense	(21)	(15)	—	(3)	(4)	(43)
Reclassified on account of adoption of IFRS 16	—	—	1	—	—	1
Translation differences	2	—	—	—	1	3
Accumulated amortization as of March 31, 2020	(100)	(59)	—	(9)	(7)	(175)
Carrying value as of March 31, 2020	148	33	—	23	47	251
Carrying value as of April 1, 2019	55	20	9	8	8	100
Estimated Useful Life (in years)	1-15	3-10	—	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	—	1-10	1-5

*	Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2022, 2021 and 2020 were $124 million, $127 million and $117 million, respectively.

2.10 Business combinations

Accounting Policy:

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the consolidated statement of comprehensive income.

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

Acquisition

On April 20, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) completed the acquisition of oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to EUR 50 million (approximately ₹420 crore), which includes contingent consideration, management incentives and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe. To consummate this transaction, Infosys Consulting Pte. Ltd., had simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

Acquisitions during the year ended March 31, 2021

During fiscal 2021, the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in:

(i)	GuideVision, s.r.o a ServiceNow Elite Partner based in Europe on October 1, 2020

(ii)	Kaleidoscope Animations, Inc., a U.S. based product design and development services focused primarily on medical devices on October 9, 2020, and

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

*Includes cash and cash equivalents acquired of $11 million

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to $70 million is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.9.

The purchase consideration of $189 million includes cash consideration of $176 million and contingent consideration with a fair value of $13 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2022, was $9 million.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next one to two years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is $15 million as of acquisition date and as of March 31, 2022, the amounts are substantially collected.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2021.

Acquisitions during the year ended March 31, 2020

HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of the ownership and voting interests in Hitachi Procurement Service Co., Ltd., (“HIPUS”), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately $30 million). The Group’s equity interest in HIPUS on the date of acquisition and as at March 31, 2020, is 81%. The non-controlling shareholders of HIPUS have a put option which, if exercised, would require the Group to purchase the remaining shares in HIPUS. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

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

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of ownership and voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of up to Euro 154 Million (approximately $171 million). The Group’s equity interest in Stater on the date of acquisition and as at March 31, 2020, is 75%. The Group has a call option to acquire the remaining shareholdings held by non-controlling interests in Stater. The non-controlling shareholders of Stater also have a put option which, if exercised, would require the Group to purchase the remaining shares in Stater. Consequently, the Group recorded a financial liability with a corresponding adjustment to equity.

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

2.11 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or fixed-timeframe basis.

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

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

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

Certain eligible, nonrecurring costs (e.g., set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

Revenues for fiscal 2022, 2021 and 2020 are as follows:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Revenue from software services	15,225	12,604	12,003
Revenue from products and platforms	1,086	957	777
	16,311	13,561	12,780

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

Year ended March 31, 2022
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	3,274	1,608	1,136	996	845	1,253	828	126	10,066
Europe	905	639	483	773	884	30	295	30	4,039
India	259	12	42	21	9	55	4	78	480
Rest of the world	780	120	374	152	49	8	15	228	1,726
Total	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311
Revenue by offerings
Digital	2,735	1,456	1,247	1,128	1,103	780	660	194	9,303
Core	2,483	923	788	814	684	566	482	268	7,008
Total	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311

Year ended March 31, 2021
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,636	1,313	916	935	692	1,086	638	104	8,320
Europe	865	562	390	605	535	22	272	29	3,280
India	212	8	31	5	7	40	2	87	392
Rest of the world	686	108	366	147	41	7	15	199	1,569
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Revenue by offerings
Digital	2,100	1,040	874	821	617	562	408	155	6,577
Core	2,299	951	829	871	658	593	519	264	6,984
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561

Year ended March 31, 2020
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,358	1,298	1,033	908	722	920	537	79	7,855
Europe	842	558	271	592	503	27	267	25	3,085
India	184	7	27	2	12	29	6	66	333
Rest of the world	645	113	356	150	48	5	12	178	1,507
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Revenue by offerings
Digital	1,626	867	681	631	489	357	260	97	5,008
Core	2,403	1,109	1,006	1,021	796	624	562	251	7,772
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780

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

The percentage of revenue from fixed price contracts for each of fiscal 2022, 2021 and 2020 is approximately 53%.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

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

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

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

During fiscal 2022, 2021 and 2020, the Group recognized revenue of $476 million, $336 million and $341 million, respectively, arising from opening unearned revenue as of April 1, 2021, April 1, 2020, and April 1, 2019.

During fiscal 2022, 2021 and 2020, $543 million, $515 million and $418 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2021, April 1, 2020, and April 1, 2019, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

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

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2022, other than those meeting the exclusion criteria mentioned above, is $9,797 million. Out of this, the Group expects to recognize revenue of around 55% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021 is $9,560 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
	As at
	March 31, 2022	March 31, 2021
Unbilled financial asset (1)	838	489
Unbilled non-financial asset (2)	812	622
	1,650	1,111

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Employee benefit costs	8,585	7,493	7,168
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	466	441	407
Travelling costs	110	75	382
Cost of technical sub-contractors	1,690	957	945
Cost of software packages for own use	190	165	146
Third party items bought for service delivery to clients	721	406	235
Consultancy and professional charges	253	171	187
Communication costs	82	86	74
Repairs and maintenance	163	190	222
Rates and Taxes	35	35	27
Provision for post-sales client support	10	5	—
Power and fuel	18	19	32
Commission to non-whole time directors	2	1	1
Branding and marketing expenses	74	48	74
Impairment loss recognized / (reversed) under expected credit loss model	23	25	24
Insurance charges	22	18	13
Contribution towards Corporate Social Responsibility	57	59	54
Short-term leases (Refer to Note 2.8)	8	11	13
Others	47	31	52
Total cost of sales, selling and marketing expenses and administrative expenses	12,556	10,236	10,056

Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

2.14 Employee benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees, majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees’ Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian Law.

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

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the consolidated statement of comprehensive income.

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

2.14.1 Gratuity and Pensions

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Group’s financial statements as of March 31, 2022, and March 31, 2021:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Change in benefit obligations
Benefit obligations at the beginning	222	185
Service cost	29	28
Interest expense	12	12
Remeasurements - Actuarial losses / (gains)	11	4
Transfer of obligation	—	—
Benefits paid	(39)	(14)
Translation differences	(8)	7
Benefit obligations at the end	227	222
Change in plan assets
Fair value of plan assets at the beginning	220	201
Interest Income	13	13
Remeasurements – Returns on plan assets excluding amounts included in interest income	3	2
Contributions	36	10
Benefits paid	(38)	(13)
Translation differences	(8)	7
Fair value of plan assets at the end	226	220
Funded status - Prepaid defined benefit plan asset / (Accrued defined benefit plan liability)	(1)	(2)

Amount for fiscal 2022, 2021 and 2020 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Service cost	29	28	25
Net interest on the net defined benefit liability / asset	(1)	(1)	(1)
Net gratuity cost	28	27	24

Amount for fiscal 2022, 2021 and 2020 recognized in statement of other comprehensive income:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Re-measurements of the net defined benefit liability / asset
Actuarial (gains) / losses	11	4	(11)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / asset	(3)	(2)	(2)
Total	8	2	(13)

Breakup of actuarial (gains) / losses for fiscal 2022, 2021 and 2020 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
(Gain) / loss from change in demographic assumptions	—	—	—
(Gain) / loss from change in financial assumptions	(6)	2	(8)
(Gain) / loss from change in experience adjustments	17	2	(3)
	11	4	(11)

The gratuity cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Cost of sales	25	24	21
Selling and marketing expenses	2	2	2
Administrative expenses	1	1	1
	28	27	24

The weighted-average assumptions used to determine benefit obligations as of March 31, 2022 and March 31, 2021 are set out below:

	As of
	March 31, 2022	March 31, 2021
Discount rate	6.5%	6.1%
Weighted average rate of increase in compensation levels	6.0%	6.0%
Weighted average duration of defined benefit obligation	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2022, 2021 and 2020 are set out below:

	Year ended March 31,
	2022	2021	2020
Discount rate for the year	6.1%	6.2%	7.1%
Weighted average rate of increase in compensation levels	6.0%	6.0%	8.0%

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

Trustees administer contributions made to the trust as at March 31, 2022, and March 31, 2021, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for fiscal 2022, 2021 and 2020 was $16 million, $15 million and $16 million, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(Dollars in millions)
Impact from one percentage point increase / decrease in	As at March 31, 2022
Discount rate	11
Weighted average rate of increase in compensation levels	10

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $30 million to the gratuity trusts during fiscal 2023.

Maturity profile of defined benefit obligation:

(Dollars in millions)
Within 1 year	35
1 - 2 year	35
2 - 3 year	37
3 - 4 year	38
4 - 5 year	43
5 - 10 years	224

The Group also operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As at March 31, 2022, and March 31, 2021, the defined benefit obligation is $122 million and $111 million, respectively and the fair value of plan assets is $111 million and $94 million, respectively, resulting in recognition of a net defined benefit obligation of $11 million and $17 million, respectively.

2.14.2 Superannuation

The Group contributed $49 million, $35 million and $34 million to the superannuation plan during fiscal 2022, 2021 and 2020, respectively and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Cost of sales	44	31	30
Selling and marketing expenses	3	3	3
Administrative expenses	2	1	1
	49	35	34

2.14.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2022, and March 31, 2021:

		(Dollars in millions)
	As at
	March 31, 2022	March 31, 2021
Change in benefit obligations
Benefit obligations at the beginning	1,133	973
Service cost	88	57
Employee contribution	155	110
Interest expense	69	82
Actuarial (gains) / loss	16	(4)
Benefits paid	(191)	(121)
Translation differences	(42)	36
Benefit obligations at the end	1,228	1,133
Change in plan assets
Fair value of plan assets at the beginning	1,113	940
Interest income	68	80
Remeasurements- Return on plan assets excluding amounts included in interest income	2	17
Contributions (employer and employee)	244	162
Benefits paid	(191)	(121)
Translation differences	(41)	35
Fair value of plan assets at the end	1,195	1,113
Accrued defined benefit plan liability	(33)	(20)

Amount for fiscal 2022, 2021 and 2020 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Service cost	88	57	57
Net interest on the net defined benefit liability / asset	1	2	—
Net provident fund cost	89	59	57

Amount for fiscal 2022, 2021 and 2020 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	16	(4)	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(2)	(17)	5
	14	(21)	35

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2022	March 31, 2021
Government of India (GOI) bond yield (1)	6.50%	6.10%
Expected rate of return on plan assets	7.70%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.10%	8.50%

(1)

In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2022, and March 31, 2021, are as follows:

	As of
	March 31, 2022	March 31, 2021
Central and State Government bonds	57%	54%
Public sector undertakings and Private sector bonds	37%	40%
Others	6%	6%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2022, the defined benefit obligation would be affected by approximately $12 million and $15 million on account of a 0.25% increase / decrease, respectively in the expected rate of return on plan assets.

The Group contributed $118 million, $90 million and $90 million to the provident fund during fiscal 2022, 2021 and 2020, respectively. The same has been recognized in the net profit in the consolidated statement of comprehensive income under the head employee benefit expense

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Cost of sales	106	80	80
Selling and marketing expenses	8	7	7
Administrative expenses	4	3	3
	118	90	90

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Salaries and bonus (1)	8,383	7,322	7,020
Defined contribution plans	64	48	48
Defined benefit plans	138	123	100
	8,585	7,493	7,168

(1)	Includes stock compensation expense of $56 million, $45 million and $34 million for fiscal 2022, 2021 and 2020, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Cost of sales	7,714	6,671	6,406
Selling and marketing expenses	572	548	510
Administrative expenses	299	274	252
	8,585	7,493	7,168

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

13,725,712 and 15,514,732 shares were held by controlled trust, as of March 31, 2022, and March 31, 2021, respectively.

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

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buyback issued shares. As of March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ amounting to $4 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

Buyback completed in August 2019

Based on the postal ballot which concluded on March 12, 2019, the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (approximately $1,184 million) at a price not exceeding ₹800 per share.

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

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created ‘Capital Redemption Reserve’ of $8 million equal to the nominal value of the above shares bought back as an appropriation from general reserve.

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

The following table provides details of per share dividend recognized during fiscal 2022, 2021 and 2020:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Dividend per Equity Share (₹)
Interim dividend(2)	15.00	12.00	8.00
Final dividend(3)	15.00	9.50	10.50
Dividend per Equity Share/ADS ($)(1)
Interim dividend(2)	0.20	0.16	0.11
Final dividend(3)	0.20	0.13	0.15

(1)	Converted at the monthly exchange rate in the month of declaration of dividend
(2)	Represents interim dividend for the respective fiscal year
(3)	Represents final dividend for the preceding fiscal year

During fiscal 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022, the Company has incurred a net cash outflow of approximately $1,703 million (excluding dividend paid on treasury shares). The payouts for dividend during fiscal 2021 and fiscal 2020 were $1,226 million and $1,359 million (including dividend distribution tax), respectively.

The Board of Directors in their meeting on April 13, 2022, recommended a final dividend of ₹16/- per equity share (approximately $0.21 per equity share*) for fiscal 2022. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company expected to be held on June 25, 2022. This final dividend if approved by shareholders would result in a net cash outflow of approximately $885 million (excluding dividend paid on treasury shares).

*USD-INR rate of 75.79

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Interest income on financial assets carried at amortized cost	135	161	181
Interest income on financial assets fair valued through other comprehensive income	86	55	46
Dividend income on investments carried at fair value through profit or loss	—	1	—
Gain / (loss) on investments carried at fair value through profit or loss	24	10	26
Gain / (loss) on investments carried at fair value through other comprehensive income	—	11	6
Interest income on income tax refund	—	1	37
Exchange gains / (losses) on forward and options contracts	12	75	(66)
Exchange gains / (losses) on translation of other assets and liabilities	24	(47)	139
Others	27	30	26
	308	297	395

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

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 13,725,712 and 15,514,732 shares as at March 31, 2022, and March 31, 2021, respectively, under the 2015 Plan, out of which, 200,000 and 200,000 equity shares have been earmarked for welfare activities of the employees as at March 31, 2022, and March 31, 2021, respectively.

The following is the summary of grants made during fiscal 2022, 2021 and 2020 under the 2015 Plan and 2019 Plan:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
2015 Plan
RSU - Equity settled
KMPs	284,543	457,151	506,526
Employees other than KMPs	1,305,880	2,203,460	3,347,650
	1,590,423	2,660,611	3,854,176

RSU - Incentive units (cash settled)
KMPs	—	—	180,400
Other employees	49,960	115,250	475,740
	49,960	115,250	656,140
2019 Plan
Equity settled Performance based RSU
KMPs	146,962	311,808	352,793
Employees other than KMPs	2,703,667	1,284,600	1,738,500
	2,850,629	1,596,408	2,091,293

Total grants	4,491,012	4,372,269	6,601,609

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Under the 2015 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $2 million) for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSUs were granted effective May 2, 2021.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.44 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022, for fiscal 2022.

Under the 2019 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.34 million) for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSUs were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021.  The performance based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 154,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 Plan:

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grants of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Granted to:
KMP	9	10	8
Employees other than KMP	47	35	26
Total	56	45	34
Cash settled stock compensation expense included in the above	3	11	1

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020, which allows Non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

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

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding

ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019, which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards were accounted as a modification and the fair value on the date of modification of $8 million is recognized as financial liability with a corresponding adjustment to equity.

As at March 31, 2022, and March 31, 2021, cash settled options outstanding (net of forfeitures) were 265,561 and 387,088, respectively. The carrying value of liability towards cash settled share-based payments was $2 million and $1 million, respectively as at March 31, 2022, and March 31, 2021, respectively.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2022 is set out below:

	Year ended March 31, 2022
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	8,047,240	0.06
Granted	1,590,423	0.07
Exercised	2,569,983	0.05
Forfeited and expired	834,705	0.06
Outstanding at the end	6,232,975	0.06
Exercisable at the end	653,775	0.06
2015 Plan: ESOP
Outstanding at the beginning	1,049,456	7.32
Granted	—	—
Exercised	348,612	7.02
Forfeited and expired	—	—
Outstanding at the end	700,844	7.35
Exercisable at the end	700,844	7.35
2019 Plan: RSU
Outstanding at the beginning	3,050,573	0.07
Granted	2,850,629	0.07
Exercised	755,557	0.07
Forfeited and expired	186,707	0.07
Outstanding at the end	4,958,938	0.07
Exercisable at the end	692,638	0.07

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2021 is set out below:

	Year ended March 31, 2021
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	8,780,898	0.05
Granted	2,660,611	0.07
Exercised	3,783,462	0.05
Modification to equity settled awards	871,900	—
Forfeited and expired	482,707	0.06
Outstanding at the end	8,047,240	0.06
Exercisable at the end	151,685	0.05
2015 Plan: ESOP
Outstanding at the beginning	1,100,330	7.13
Granted	—	—
Exercised	239,272	7.21
Modification to equity settled awards	203,026	—
Forfeited and expired	14,628	7.63
Outstanding at the end	1,049,456	7.32
Exercisable at the end	1,002,130	7.33
2019 Plan: RSU
Outstanding at the beginning	2,091,293	0.07
Granted	1,596,408	0.07
Exercised	370,170	0.07
Forfeited and expired	266,958	0.07
Outstanding at the end	3,050,573	0.07
Exercisable at the end	233,050	0.07

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2020 is set out below:

	Year ended March 31, 2020
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSU
Outstanding at the beginning	9,181,198	0.05
Granted	3,854,176	0.07
Exercised	2,561,218	0.04
Modification to cash settled awards	1,061,820	—
Forfeited and expired	631,438	0.05
Outstanding at the end	8,780,898	0.05
Exercisable at the end	392,185	0.03
2015 Plan: ESOP
Outstanding at the beginning	1,623,176	7.46
Granted	—	—
Exercised	104,796	7.26
Modification to cash settled awards	351,550	—
Forfeited and expired	66,500	7.43
Outstanding at the end	1,100,330	7.13
Exercisable at the end	780,358	7.17
2019 Plan: RSU
Outstanding at the beginning	—	—
Granted	2,091,293	0.07
Exercised	—	—
Forfeited and expired	—	—
Outstanding at the end	2,091,293	0.07
Exercisable at the end	—	—

During fiscal 2022, 2021 and 2020, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $22.71, $14.92 and $10.49, respectively.

During fiscal 2022, 2021 and 2020, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was $20.89, $15.90 and Nil, respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2022:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSU)	4,958,938	1.43	0.07	6,232,975	1.47	0.06
6 - 8 (ESOP)	—	—	—	700,844	0.65	7.35

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2021:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSU)	3,050,573	1.48	0.07	8,047,240	1.67	0.06
6 - 8 (ESOP)	—	—	—	1,049,456	1.83	7.32

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

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,791	24.45
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	20-35	25-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-6	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,548	20.82

	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,253	18.46
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	30-35	30-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,124	16.19

	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS- RSU
Weighted average share price (₹) / ($- ADS)	728	10.52
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	22-30	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	6-7	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.18 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Current taxes
Domestic taxes	785	716	628
Foreign taxes	263	185	186
	1,048	901	814
Deferred taxes
Domestic taxes	48	85	(43)
Foreign taxes	(28)	(13)	(14)
	20	72	(57)
Income tax expense	1,068	973	757

Income tax expense for fiscal 2022, 2021 and 2020 includes reversals (net of provisions) of $36 million, $47 million and $52 million, respectively. These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Profit before income taxes	4,036	3,596	3,095
Enacted tax rates in India	34.94%	34.94%	34.94%
Computed expected tax expense	1,410	1,256	1,083
Tax effect due to non-taxable income for Indian tax purposes	(395)	(346)	(383)
Overseas taxes	132	95	98
Tax provision (reversals)	(36)	(47)	(52)
Effect of differential overseas tax rates	(26)	(17)	(11)
Effect of exempt non-operating income	(7)	(5)	(6)
Effect of unrecognized deferred tax assets	10	1	7
Effect of non-deductible expenses	22	20	17
Impact of change in tax rate	(13)	—	—
Others	(29)	16	4
Income tax expense	1,068	973	757

The applicable Indian corporate statutory tax rate for fiscal 2022, 2021 and 2020 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of IT services from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of IT services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of IT services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961 (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $395 million, $346 million and $383 million for fiscal 2022, 2021 and 2020, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2022, 2021 and 2020 was $0.09, $0.08 and $0.09, respectively.

Deferred income tax for fiscal 2022, 2021 and 2020 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2022, Infosys' U.S. branch net assets amounted to approximately $835 million. As at March 31, 2022, the Company has a deferred tax liability for branch profit of $21 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,269 million and $1,323 million as of March 31, 2022, and March 31, 2021, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of $592 million and $510 million as of March 31, 2022, and March 31, 2021, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2022:

(Dollars in millions)
Year
2023	27
2024	20
2025	17
2026	20
2027	7
Thereafter	501
Total	592

The following table provides details of expiration of unused tax losses for fiscal 2021:

(Dollars in millions)
Year
2022	9
2023	28
2024	19
2025	15
2026	19
Thereafter	420
Total	510

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2022, and March 31, 2021:

(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Income tax assets	812	795
Current income tax liabilities	(344)	(294)
Net current income tax assets / (liabilities) at the end	468	501

The gross movement in the current income tax assets / (liabilities) for fiscal 2022, 2021 and 2020 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Net current income tax assets / (liabilities) at the beginning	501	515	748
Translation differences	(18)	17	(51)
Income tax paid	1,020	863	639
Current income tax expense	(1,048)	(901)	(814)
Income tax on other comprehensive income	2	1	(3)
Income tax benefit arising on exercise of stock options	10	6	1
Tax impact on buyback expenses	1	—	1
Additions through business combination	—	—	(6)
Net current income tax assets / (liabilities) at the end	468	501	515

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2022 is as follows:

				(Dollars in millions)
	Carrying value as of April 1, 2021	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets / (liabilities)
Property, plant and equipment	35	(13)	—	(1)	21
Lease liabilities	23	2	—	(1)	24
Accrued compensation to employees	6	2	—	(1)	7
Trade receivables	30	(1)	—	(1)	28
Compensated absences	68	4	—	(2)	70
Post sales client support	16	1	—	—	17
Credits related to branch profits	48	42	—	(1)	89
Derivative financial instruments	(8)	4	—	1	(3)
Intangibles	4	2	—	—	6
Intangibles arising on business combinations	(50)	8	—	1	(41)
Branch profit tax	(68)	(42)	—	—	(110)
SEZ reinvestment reserve	(84)	(32)	—	4	(112)
Others	10	3	(2)	—	11
Total Deferred income tax assets / (liabilities)	30	(20)	(2)	(1)	7

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2021 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets / (liabilities)
Property, plant and equipment	32	2	—	—	1	35
Lease liabilities	18	4	—	—	1	23
Accrued compensation to employees	7	(1)	—	—	—	6
Trade receivables	26	3	—	—	1	30
Compensated absences	57	9	—	—	2	68
Post sales client support	15	1	—	—	–	16
Credits related to branch profits	50	(1)	—	—	(1)	48
Derivative financial instruments	21	(28)	—	(1)	—	(8)
Intangibles	3	1	—	—	—	4
Intangibles arising on business combinations	(56)	10	(3)	—	(1)	(50)
Branch profit tax	(73)	5	—	—	—	(68)
SEZ reinvestment reserve	(11)	(72)	—	—	(1)	(84)
Others	14	(5)	—	—	1	10
Total Deferred income tax assets / (liabilities)	103	(72)	(3)	(1)	3	30

The movement in gross deferred income tax assets and liabilities (before set off) for fiscal 2020 is as follows:

							(Dollars in millions)
	Carrying value as of April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of IFRS 16 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets / (liabilities)
Property, plant and equipment	38	(3)	—	—	—	—	(3)	32
Lease liabilities	—	10	—	—	8	1	(1)	18
Accrued compensation to employees	4	3	—	—	—	—	—	7
Trade receivables	26	3	—	—	—	—	(3)	26
Compensated absences	57	5	—	—	—	—	(5)	57
Post sales client support	15	1	—	—	—	—	(1)	15
Credits related to branch profits	49	1	—	—	—	—	—	50
Derivative financial instruments	(15)	35	—	2	—	—	(1)	21
Intangibles	2	—	—	—	—	—	1	3
Intangibles arising on business combinations	(19)	6	(45)	—	—	—	2	(56)
Branch profit tax	(78)	4	—	—	—	—	1	(73)
SEZ reinvestment reserve	—	(12)	—	—	—	—	1	(11)
Others	22	4	1	(1)	(8)	—	(4)	14
Total Deferred income tax assets / (liabilities)	101	57	(44)	1	—	1	(13)	103

The deferred income tax assets and liabilities (after set off) is as follows:

	(Dollars in millions)
	As of
	March 31, 2022	March 31, 2021
Deferred income tax assets after set off	160	150
Deferred income tax liabilities after set off	(153)	(120)

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

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $528 million (₹4,001 crore).

As at March 31, 2021, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $473 million (₹3,462 crore).

The amount paid to statutory authorities against the tax claims amounted to $791 million (₹5,996 crore) and $834 million (₹6,095 crore) as at March 31, 2022, and March 31, 2021, respectively.

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

2.19 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e., the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2022	2021	2020
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,209,546,724	4,242,416,665	4,257,754,522
Effect of dilutive common equivalent shares - share options outstanding	8,978,410	8,315,802	7,389,706
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,218,525,134	4,250,732,467	4,265,144,228

(1)	excludes treasury shares

Nil, Nil and 13,093 number of options to purchase equity shares, had an anti-dilutive effect for fiscal 2022, 2021 and 2020, respectively.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2022	March 31, 2021
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100.00%	100.00%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100.00%	100.00%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100.00%	100.00%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100.00%	100.00%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100.00%	100.00%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100.00%	100.00%
Infosys Austria GmbH(1)	Austria	100.00%	100.00%
Skava Systems Private Limited (Skava Systems)(1)(41)	India	100.00%	100.00%
Kallidus Inc, (Kallidus)(42)	U.S.	—	—
Infosys Chile SpA(1)	Chile	100.00%	100.00%
Infosys Arabia Limited(2)	Saudi Arabia	70.00%	70.00%
Infosys Consulting Ltda.(1)	Brazil	100.00%	100.00%
Infosys CIS LLC(15)	Russia	—	—
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100.00%	100.00%
Infosys Americas Inc., (Infosys Americas)(1)	U.S.	100.00%	100.00%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100.00%	100.00%
Infosys Canada Public Services Inc(20)(53)	Canada	—	—
Infosys BPM Limited(1)(61)	India	100.00%	99.99%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100.00%	99.99%
Infosys Poland Sp z.o.o(3)	Poland	100.00%	99.99%
Infosys McCamish Systems LLC(3)	U.S.	100.00%	99.99%
Portland Group Pty Ltd(3)	Australia	100.00%	99.99%
Infosys BPO Americas LLC.(3)	U.S.	100.00%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)(1)	Switzerland	100.00%	100.00%
Infosys Management Consulting Pty Limited(4)	Australia	100.00%	100.00%
Infosys Consulting AG(4)	Switzerland	100.00%	100.00%
Infosys Consulting GmbH(4)	Germany	100.00%	100.00%
Infosys Consulting S.R.L.(1)	Romania	100.00%	100.00%
Infosys Consulting SAS(4)	France	100.00%	100.00%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(52)	Czech Republic	—	100.00%
Infosys Consulting (Shanghai) Co., Ltd.(4)(48)	China	—	100.00%
Infy Consulting Company Ltd(4)	U.K.	100.00%	100.00%
Infy Consulting B.V.(4)	The Netherlands	100.00%	100.00%
Infosys Consulting Sp. z.o.o(29)	Poland	—	—
Lodestone Management Consultants Portugal, Unipessoal, Lda.(4)(34)	Portugal	—	—
Infosys Consulting S.R.L.(4)	Argentina	100.00%	100.00%
Infosys Consulting (Belgium) NV(5)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)(1)	U.S.	100.00%	100.00%
Panaya Ltd.(6)	Israel	100.00%	100.00%
Panaya GmbH(6)	Germany	100.00%	100.00%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(41)	U.K.	100.00%	100.00%
Brilliant Basics Limited(7)(41)	U.K.	100.00%	100.00%
Brilliant Basics (MENA) DMCC(7)(21)	Dubai	—	—
Infosys Consulting Pte. Ltd. (Infosys Singapore)(1)	Singapore	100.00%	100.00%
Infosys Middle East FZ LLC(8)	Dubai	100.00%	100.00%
Fluido Oy(8)	Finland	100.00%	100.00%
Fluido Sweden AB (Extero)(11)	Sweden	100.00%	100.00%
Fluido Norway A/S(11)	Norway	100.00%	100.00%
Fluido Denmark A/S(11)	Denmark	100.00%	100.00%
Fluido Slovakia s.r.o(11)	Slovakia	100.00%	100.00%
Fluido Newco AB(11)(36)	Sweden	—	—
Infosys Compaz Pte. Ltd(9)	Singapore	60.00%	60.00%
Infosys South Africa (Pty) Ltd(8)	South Africa	100.00%	100.00%
WongDoody Holding Company Inc. (WongDoody)(1)(54)	U.S.	—	100.00%
WDW Communications, Inc(10)(55)	U.S.	—	100.00%
WongDoody, Inc(10)(56)	U.S.	100.00%	100.00%
HIPUS Co., Ltd(9)	Japan	81.00%	81.00%
Stater N.V.(9)	The Netherlands	75.00%	75.00%
Stater Nederland B.V.(12)	The Netherlands	75.00%	75.00%
Stater Duitsland B.V.(12)(38)	The Netherlands	—	—
Stater XXL B.V.(12)	The Netherlands	75.00%	75.00%
HypoCasso B.V.(12)	The Netherlands	75.00%	75.00%
Stater Participations B.V.(12)	The Netherlands	75.00%	75.00%
Stater Deutschland Verwaltungs-GmbH(13)(37)	Germany	—	—
Stater Deutschland GmbH & Co. KG(13)(37)	Germany	—	—
Stater Belgium N.V./S.A.(14)(39)	Belgium	75.00%	75.00%

Stater Gmbh(12)(46)	Germany	75.00%	—
Outbox systems Inc. dba Simplus (US)(16)	U.S.	100.00%	100.00%
Simplus North America Inc.(17)(45)	Canada	—	100.00%
Simplus ANZ Pty Ltd.(17)	Australia	100.00%	100.00%
Simplus Australia Pty Ltd(18)	Australia	100.00%	100.00%
Sqware Peg Digital Pty Ltd(19)(49)	Australia	—	100.00%
Simplus Philippines, Inc.(17)	Philippines	100.00%	100.00%
Simplus Europe, Ltd.(17)(47)	U.K.	—	100.00%
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(22)	U.K.	100.00%	100.00%
Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)(23)	Ireland	100.00%	100.00%
Infosys Limited Bulgaria EOOD(1)(24)	Bulgaria	100.00%	100.00%
Kaleidoscope Animations, Inc.(27)	U.S.	100.00%	100.00%
Kaleidoscope Prototyping LLC(28)	U.S.	100.00%	100.00%
GuideVision s.r.o.(25)	Czech Republic	100.00%	100.00%
GuideVision Deutschland GmbH(26)	Germany	100.00%	100.00%
GuideVision Suomi Oy(26)	Finland	100.00%	100.00%
GuideVision Magyarország Kft(26)	Hungary	100.00%	100.00%
GuideVision Polska SP.Z.O.O(26)	Poland	100.00%	100.00%
GuideVision UK Ltd(26)	U.K.	100.00%	100.00%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(30)	U.S.	100.00%	100.00%
Beringer Capital Digital Group Inc(30)(59)	U.S.	—	100.00%
Mediotype LLC(31)(59)	U.S.	—	100.00%
Beringer Commerce Holdings LLC(31)(59)	U.S.	—	100.00%
SureSource LLC(32)(57)	U.S.	—	100.00%
Blue Acorn LLC(32)(57)	U.S.	—	100.00%
Simply Commerce LLC(32)(57)	U.S.	—	100.00%
iCiDIGITAL LLC(33)(58)	U.S.	—	100.00%
Infosys BPM UK Limited(3)(35)	U.K.	—	—
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(40)	Turkey	100.00%	—
Infosys Germany Holding Gmbh(1)(43)	Germany	100.00%	100.00%
Infosys Automotive and Mobility GmbH & Co. KG(1)(44)	Germany	100.00%	—
Infosys Green Forum(1)(50)	India	100.00%	—
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(51)	Malaysia	100.00%	—
Infosys Business Solutions LLC(1)(60)	Qatar	—	—
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(62)	Germany	100.00%	—

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(5)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG
(6)	Wholly-owned subsidiary of Panaya Inc.
(7)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8)	Wholly-owned subsidiary of Infosys Consulting Pte. Ltd.
(9)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd.
(10)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11)	Wholly-owned subsidiary of Fluido Oy
(12)	Wholly-owned subsidiary of Stater N.V
(13)	Wholly-owned subsidiary of Stater Duitsland B.V.
(14)	Majority owned and controlled subsidiary of Stater Participations B.V
(15)	Liquidated effective January 28, 2021
(16)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(17)	Wholly-owned subsidiary of Outbox Systems Inc.
(18)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(19)	Wholly-owned subsidiary of Simplus Australia Pty Ltd
(20)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(21)	Liquidated effective July 17, 2020
(22)	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(23)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(24)	Incorporated effective September 11, 2020
(25)	On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o
(26)	Wholly-owned subsidiary of GuideVision s.r.o.

(27)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(28)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(29)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(30)

On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc (formerly Beringer Commerce Inc) and Beringer Capital Digital Group Inc

(31)	Wholly-owned subsidiary of Blue Acorn iCi Inc
(32)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(33)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(34)	Liquidated effective November 19, 2020
(35)	Incorporated, effective December 9, 2020
(36)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(37)	Merged into Stater Duitsland B.V., effective December 18, 2020
(38)	Merged with Stater N.V., effective December 23, 2020
(39)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA
(40)	Incorporated on December 30, 2020
(41)	Under liquidation
(42)	Liquidated effective March 9, 2021
(43)	Incorporated on March 23, 2021
(44)	On March 28,2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm
(45)	Liquidated effective April 27, 2021
(46)	Incorporated on August 4, 2021
(47)	Liquidated effective July 20, 2021
(48)	Liquidated effective September 1, 2021
(49)	Liquidated effective September 2, 2021
(50)	Incorporated on August 31, 2021
(51)

On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)

(52)	Liquidated effective December 16, 2021
(53)	Liquidated effective November 23, 2021
(54)	Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(55)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(56)	Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(57)	Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(58)	Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(59)	Merged with Blue Acorn iCi Inc, effective January 1, 2022
(60)	Incorporated on February 20, 2022
(61)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited
(62)	On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust
Infosys Expanded Stock Ownership Trust	India	Controlled Trust
Infosys Foundation (1)	India	Trust jointly controlled by KMPs

(1)	Effective January 1, 2022

Refer to Note 2.14 for information on transactions relating to the post-employment benefit plans mentioned above.

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

U. B. Pravin Rao, Chief Operating officer (retired effective December 12, 2021)

Non-whole-time directors

Nandan M. Nilekani

Michael Gibbs

Kiran Mazumdar-Shaw

Roopa Kudva (retired effective February 3, 2020)

D.N. Prahlad (resigned effective April 20, 2020)

D. Sundaram

Uri Levine (appointed effective April 20, 2020)

Bobby Parikh (appointed effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired effective January 13, 2021)

Chitra Nayak (appointed effective March 25, 2021)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S, President

Krishnamurthy Shankar, Group Head-Human Resources and Infosys Leadership Institute

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2022	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	18	19	17
Commission and other benefits to non-executive / independent directors	2	1	1
Total	20	20	18

(1)	Includes employee stock compensation expense of $9 million, $10 million and $8 million for fiscal 2022, 2021 and 2020, respectively towards key managerial personnel (Refer to Note 2.17).

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

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

Disclosure of revenue by geographic locations is given in note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2022	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311
Identifiable operating expenses	2,967	1,158	1,231	1,029	1,133	798	649	316	9,281
Allocated expenses	867	399	353	347	332	213	174	124	2,809
Segment profit	1,384	822	451	566	322	335	319	22	4,221
Unallocable expenses									466
Operating profit									3,755
Other income, net (Refer to Note 2.16)									308
Finance cost (Refer to Note 2.8)									27
Profit before Income taxes									4,036
Income tax expense									1,068
Net profit									2,968
Depreciation and amortization									466
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2021	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Identifiable operating expenses	2,378	937	991	877	674	648	475	259	7,239
Allocated expenses	813	363	335	335	255	176	161	118	2,556
Segment profit	1,208	691	377	480	346	331	291	42	3,766
Unallocable expenses									441
Operating profit									3,325
Other income, net (Refer to Note 2.16)									297
Finance cost (Refer to Note 2.8)									26
Profit before Income taxes									3,596
Income tax expense									973
Net profit									2,623
Depreciation and amortization									441
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2020	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
Identifiable operating expenses	2,109	984	998	860	703	581	452	209	6,896
Allocated expenses	893	399	348	340	293	175	168	130	2,746
Segment profit	1,027	593	341	452	289	225	202	9	3,138
Unallocable expenses									414
Operating profit									2,724
Other income, net (Refer to Note 2.16)									395
Finance cost (Refer to Note 2.8)									24
Profit before Income taxes									3,095
Income tax expense									757
Net profit									2,338
Depreciation and amortization									407
Non-cash expenses other than depreciation and amortization									7

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2022, 2021 and 2020.

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
******4.1

Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated by reference to the document previously filed as Exhibit 99 (A) to Form F-6 POS filed with the Securities and Exchange Commission on June 28, 2017

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
***********4.6	Infosys Expanded Stock Ownership Trust Deed
********4.7	Form of Indemnification Agreement
*4.10	Form of Employment Agreement with the Chief Executive Officer
***********4.11	Addendum to Employment Agreement with the Chief Executive Officer
4.12	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
**15.10	Dividend Distribution Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********* **********

Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date: June 17, 2022	Group General Counsel and Chief Compliance Officer